FILE NO. 333-228216

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________

FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
Pre-Effective Amendment No. ☐
Post-Effective Amendment No. ☒ 2
(Check appropriate box or boxes)

_____________________

SIERRA INCOME CORPORATION

(Exact Name of Registrant as Specified in Charter)

_____________________

280 Park Ave, 6th Floor East
New York, NY 10017
(Address of Principal Executive Offices)

(212) 759-0777
(Area Code and Telephone Number)

Seth Taube
Chief Executive Officer
280 Park Ave, 6th Floor East
New York, NY 10017
(Name and Address of Agent for Service)

_____________________

Copy to:

Steven B. Boehm, Esq. Payam Siadatpour, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, D.C. 20001-3980	David M. Leahy, Esq. David C. Mahaffey, Esq. Sullivan & Worcester LLP 1666 K Street, NW Washington, D.C. 20006-1264	Terrence Shen, Esq. George M. Silfen, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036	Michael B. Tumas, Esq. Roxanne L. Houtman, Esq. Potter Anderson & Corroon LLP 1313 North Market Street, 6th Floor Wilmington, DE 19801

_____________________

(APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING) As Soon As Practicable After the Effective Date of this Registration Statement

CALCULATION OF THE REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933:

TITLE OF SECURITIES BEING REGISTERED(1)	AMOUNT BEING REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE		AMOUNT OF REGISTRATION FEE
Common Stock, $0.001 par value per share	56,951,783 shares	Not applicable	$531,687,679	(2)	$64,440.55	(2)

____________

(1)      This Registration Statement relates to securities of the Registrant issuable to holders of common stock (the “MCC Common Stock”), par value $0.001 per share, of Medley Capital Corporation, a Delaware corporation (“MCC”), and holders of Class A Common Stock (“MDLY Class A Common Stock”), par value $0.01 per share, Medley Management Inc. (“MDLY”). The Registrant previously registered 56,951,863 shares on the Registration Statement initially filed on November 6, 2018, none of which were issued to holders of the MCC Common Stock and MDLY Class A Common Stock. This Post-Effective Amendment on the Registration Statement relates to 51,716,967 shares of the securities of the Registrant issuable to holders of MCC Common Stock and MDLY Class A Common Stock. As a result, no filing fee is required to be paid herewith.

(2)      Pursuant to Rule 457(f), the registration fee was computed on the basis of the net asset value per share of the Registrant, determined as of the latest practicable date.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION — DATED NOVEMBER 13, 2019

[        ], 2019

MERGERS PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Sierra Board”) of Sierra Income Corporation (“Sierra”) to ask for your vote to approve a series of transactions that will result in Sierra becoming a publicly traded, internally managed business development company (“BDC”) with a wholly owned registered investment adviser subsidiary. These transactions are referred to collectively as the “Mergers” (as defined below). In addition to Sierra, the other parties to the Mergers include Medley Capital Corporation (“MCC”), a publicly traded BDC, and Medley Management Inc. (“MDLY”), a publicly traded asset management firm. MDLY is the parent company of both MCC’s and Sierra’s investment adviser, and the same portfolio management team and officers are responsible for both MCC’s and Sierra’s operations.

We previously sent you a joint proxy statement/prospectus, that was first mailed on December 21, 2018, in connection with the solicitation of proxies for the approval of (i) the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and Sierra (the “MCC Merger Agreement”), pursuant to which MCC would merge with and into Sierra, with Sierra continuing as the surviving company, and (ii) the Agreement and Plan of Merger, dated as of August 9, 2018, by and among MDLY, Sierra Management, Inc., a wholly owned subsidiary of Sierra (“Merger Sub”), and Sierra (the “MDLY Merger Agreement”), pursuant to which MDLY would merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger. As described more fully herein, the MCC Merger Agreement and MDLY Merger Agreement were amended and restated on July 29, 2019, and we are seeking your approval of such amended merger agreements.

Subject to the terms and conditions of the various agreements related to the Mergers that are described in the accompanying amended joint proxy statement/prospectus (the “Amended Joint Proxy Statement/Prospectus”), the Mergers will effectuate the following:

•        MCC would, on the terms and subject to the conditions set forth in the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2018, by and between MCC and Sierra (the “Amended MCC Merger Agreement”), merge with and into Sierra, with Sierra continuing as the surviving company in the merger (the “MCC Merger”). In the MCC Merger, each share of common stock of MCC (“MCC Common Stock”), other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive 0.66 to 0.68 shares of common stock of Sierra (the “Sierra Common Stock”) depending on the amount of plaintiffs’ attorney fees and expenses in connection with the MCC Stockholder Action as described in the Amended Joint Proxy Statement/Prospectus.

MCC Merger Consideration (per share of MCC Common Stock)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019 and assuming an exchange ratio of 0.67)	$4.27
Total	$4.27

Based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019 and assuming an exchange ratio of 0.67, the MCC Merger consideration represents a 6.2% discount to MCC’s net asset value per share of $4.55 as of June 30, 2019.

•        In connection with the MCC Stockholder Action, on July 29, 2019, the defendant parties (other than Sierra), entered into a Stipulation of Settlement (the “Settlement”). The Settlement provides that, among other things, the defendant parties to the Settlement (other than MDLY) shall deposit $17 million in cash and shall deposit or cause to be deposited $30 million of Sierra Common Stock (the “Settlement Shares” and, collectively, with the cash, the “Settlement Amount”), to a settlement fund that shall be formed immediately after, but on the same date as, the closing of the MCC Merger, which shall be distributed to eligible class members who hold such MCC Common Stock as of the closing of the MCC Merger. The Settlement Amount will be released from escrow and distributed to eligible class members following the completion of the MCC Merger.

Settlement Fund (per share of MCC Common Stock held by eligible class members)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019)	$0.55
Cash	$0.31
Total	$0.86

•        MDLY would, on the terms and subject to the conditions set forth in the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among MDLY, Sierra Management, Inc., a wholly owned subsidiary of Sierra (“Merger Sub”), and Sierra (the “Amended MDLY Merger Agreement”), merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger (the “MDLY Merger” and together with the MCC Merger, the “Mergers”). In the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger effective time held by (a) any person other than any of the Unitholders (as defined below) will be converted into the right to receive 0.2668 shares of Sierra Common Stock and $2.96 per share in cash (collectively “MDLY Class A Merger Consideration”); and (b) any holder of issued and outstanding limited liability company units of Medley LLC (“Unitholders”) will be converted into the right to receive 0.2072 shares of Sierra Common Stock and $2.66 per share in cash (collectively “MDLY Unitholder Merger Consideration”), as described in the Amended Joint Proxy Statement/Prospectus.

MDLY Merger Consideration (per share of MDLY Class A Common Stock other than those held by the Unitholders)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019)	$1.70
Cash from Sierra	$2.96
Total	$4.66

Based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019, the MDLY Class A Merger Consideration of $4.66 per share represents a 44% premium to the market price of MDLY Class A Common Stock of $3.23 per share on November 5, 2019 (the corresponding premium for the MDLY Unitholder Merger Consideration of $3.98 per share is 23%).

If the Mergers are consummated, the investment portfolios of Sierra and MCC would be combined and Sierra would continue as the surviving company with Merger Sub as its wholly owned registered investment adviser (the “Combined Company”). Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. If the MDLY Merger is consummated and the MCC Merger is not consummated, the investment portfolios of Sierra and MCC would not be combined and Sierra would continue with Merger Sub, the surviving company in the MDLY Merger, as its wholly owned registered investment adviser (the “Sierra/MDLY Company”).

Your vote is extremely important. At a special meeting (the “Sierra Special Meeting”) of the stockholders of Sierra (“Sierra Stockholders”), Sierra Stockholders will be asked to vote on: (i) the approval of the MCC Merger; (ii) the approval of the MDLY Merger; (iii) the issuance of the Settlement Shares and the shares of Sierra Common Stock to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a price below its then current net asset value (“NAV”) per share, if applicable; (iv) the adoption of the Sierra Income Corporation 2018 Omnibus Incentive Plan (the “Sierra Incentive Plan”); (v) the adoption of amendments to Sierra’s charter; (vi) the approval of an investment advisory agreement by and between the Combined Company or the Sierra/MDLY Company, as applicable, and MCC Advisors LLC, its wholly owned registered investment adviser; and (vii) the adjournment of the Sierra Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals, or for other reasons. In order to complete the Mergers or the MDLY Merger, as applicable, Sierra Stockholders are required to vote on these proposals.

Sierra urges you to promptly fill out, sign, date and mail the enclosed proxy card or authorize your proxy by telephone or through the Internet as soon as possible even if you plan to attend the Sierra Special Meeting. Instructions are shown on the proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder. If you have any questions about the foregoing proposals or need assistance voting your shares, please call Alliance Advisors LLC, which is assisting Sierra with the solicitation of proxies, toll-free at (833) 814-9451.

The Sierra Board established a special committee comprised solely of its independent directors (the “Sierra Special Committee”), which was assisted by an independent financial advisor, for the purpose of assessing the merits of the proposals to be presented at the Sierra Special Meeting. Based upon the recommendation of the Sierra Special Committee, the Sierra Board unanimously recommends that the Sierra Stockholders vote:

•        “FOR” the approval of the MCC Merger;

•        “FOR” the approval of the MDLY Merger;

•        “FOR” the issuance of the Settlement Shares and the shares of Sierra Common Stock to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a price below its then current NAV per share, if applicable;

•        “FOR” the adoption of the Sierra Incentive Plan;

•        “FOR” the adoption of each amendment to Sierra’s charter included in the Amended Joint Proxy Statement/Prospectus;

•        “FOR” the approval of an investment advisory agreement by and between the Combined Company or the Sierra/MDLY Company, as applicable, and MCC Advisors LLC, its wholly owned registered investment adviser; and

•        “FOR” the adjournment of the Sierra Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals, or for other reasons.

The accompanying Amended Joint Proxy Statement/Prospectus describes the Sierra Special Meeting, the MCC special meeting, and the MDLY special meeting, as well as the MCC Merger, the MDLY Merger, the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement, the other documents related to the MCC Merger, the MDLY Merger and related transactions and other related matters that Sierra believes a Sierra Stockholder ought to consider before voting on the proposals described herein and should be retained for future reference. Please carefully read this entire document. You also can obtain information about Sierra, MCC and MDLY from documents that each has filed with the SEC. See “Where You Can Find More Information” for instructions on how to obtain such information.

Sincerely,
Seth Taube Chairman of the Board of Directors and Chief Executive Officer

The SEC has not approved or disapproved the Sierra Common Stock to be issued under the Amended Joint Proxy Statement/Prospectus or determined if the Amended Joint Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of the Amended Joint Proxy Statement/Prospectus is [        ], 2019 and it is first being mailed or otherwise delivered to Sierra Stockholders on or about [        ], 2019.

Sierra Income Corporation

280 Park Avenue, 6th Floor East

New York, New York 10017

(212) 759-0777

In addition, if you have questions about the foregoing proposals or the Amended Joint Proxy Statement/Prospectus, would like additional copies of the Amended Joint Proxy Statement/Prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Alliance Advisors LLC, Sierra’s proxy solicitor, at the address and telephone number listed below. You will not be charged for any of these documents that you request.

Alliance Advisors LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, New Jersey 07003

(833) 814-9451

Sierra Income Corporation
280 Park Ave, 6th Floor East
New York, NY 10017
__________________________

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [        ], 2019

To the Stockholders of Sierra Income Corporation:

Notice is hereby given that Sierra Income Corporation, a Maryland corporation (“Sierra”), will hold a Special Meeting of the stockholders of Sierra (the “Sierra Special Meeting”), on [        ], 2019 at [        ], Eastern Time, at the offices of Eversheds Sutherland (US) LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036 for the following purposes:

1.      To consider and vote upon a proposal to approve the merger of Medley Capital Corporation (“MCC”) with and into Sierra, with Sierra as the surviving company in the merger (the “MCC Merger”), pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and between Sierra and MCC (the “Amended MCC Merger Agreement”);

2.      To consider and vote upon a proposal to approve the merger of Medley Management Inc. (“MDLY”) with and into Sierra Management, Inc., a wholly owned subsidiary of Sierra (“Merger Sub”), with Merger Sub as the surviving company in the merger (the “MDLY Merger”), pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among MDLY, Sierra and Merger Sub (the “Amended MDLY Merger Agreement”);

3.      To consider and vote upon a proposal to approve the issuance of the Settlement Shares and the shares of Sierra common stock (“Sierra Common Stock”) to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a price below its then current NAV per share, if applicable;

4.      To consider and vote upon a proposal to adopt the Sierra Income Corporation 2018 Omnibus Incentive Plan (the “Sierra Incentive Plan”);

5.      To consider and vote upon proposals to adopt amendments to Sierra’s charter set forth in the accompanying Amended Joint Proxy Statement/Prospectus (the “Sierra Charter Amendments”);

6.      To consider and vote upon a proposal to approve an investment advisory agreement by and between the Combined Company or the Sierra/MDLY Company, as applicable, and MCC Advisors LLC, its wholly owned registered investment adviser; and

7.      To consider and vote upon a proposal to approve the adjournment of the Sierra Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals, or for other reasons.

Only the holders of record of shares of Sierra Common Stock at the close of business on [        ], 2019 will be entitled to receive notice of and vote at the Sierra Special Meeting.

It is important that all Sierra stockholders participate in the affairs of Sierra, regardless of the number of shares owned. Accordingly, Sierra urges you to promptly fill out, sign, date and mail the enclosed WHITE proxy card or authorize your proxy by telephone or through the Internet as soon as possible even if you plan to attend the Sierra Special Meeting. Instructions are shown on the proxy card.

You have the option to revoke the proxy at any time prior to the meeting or to vote your shares in person if you attend the Sierra Special Meeting and are the record owner of the shares.

Based upon the recommendation of a special committee of the Sierra board of directors (the “Sierra Board”), the Sierra Board has unanimously approved the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, including the transactions contemplated thereunder, declared the MCC Merger and the MDLY Merger, upon the terms and subject to the conditions and limitations set forth in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, to be advisable, and unanimously recommends that Sierra Stockholders vote “FOR” the approval of the MCC Merger, “FOR” the approval of the MDLY Merger, “FOR” the issuance of the Settlement Shares and the shares of Sierra Common Stock to be issued pursuant each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a price below its then current net asset value per share, if applicable, “FOR” the adoption of the Sierra Incentive Plan, “FOR” the adoption of the Sierra Charter Amendments, “FOR” the approval of an investment advisory agreement by and between the Combined Company or the Sierra/MDLY Company, as applicable, and MCC Advisors LLC, its wholly owned registered investment adviser; and “FOR” the adjournment of the Sierra Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals, or for other reasons.

By Order of the Board of Directors,
Richard T. Allorto, Jr. Secretary

New York, New York

[        ], 2019

YOUR VOTE IS IMPORTANT!

SIERRA URGES YOU TO PROMPTLY FILL OUT, SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD OR AUTHORIZE YOUR PROXY BY TELEPHONE OR THROUGH THE INTERNET AS SOON AS POSSIBLE EVEN IF YOU PLAN TO ATTEND THE SIERRA SPECIAL MEETING. INSTRUCTIONS ARE SHOWN ON THE PROXY CARD. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder.

The accompanying amended joint proxy statement/prospectus (the “Amended Joint Proxy Statement/Prospectus”) provides a description of the Amended MCC Merger Agreement, including the transactions contemplated thereby, the Amended MDLY Merger Agreement, including the transactions contemplated thereby, and the matters to be considered at the Sierra Special Meeting. Sierra urges you to read the Amended Joint Proxy Statement/Prospectus and its appendices carefully and in their entirety. If you have any questions concerning the Amended MCC Merger Agreement, including the transactions contemplated thereby, the Amended MDLY Merger Agreement, including the transactions contemplated thereby, or the matters to be considered at the Sierra Special Meeting or the Amended Joint Proxy Statement/Prospectus, would like additional copies of the Amended Joint Proxy Statement/Prospectus or need help voting your shares, please contact Sierra’s proxy solicitor:

Alliance Advisors LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, New Jersey 07003

(833) 814-9451

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “MCC Board”) of Medley Capital Corporation (“MCC”) to ask for your vote to approve the adoption of an Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019 (the “Amended MCC Merger Agreement”), by and between MCC and Sierra Income Corporation (“Sierra”), pursuant to which MCC would merge with and into Sierra, with Sierra continuing as the surviving company in the merger (the “MCC Merger”). MCC is an affiliate of Sierra, as the investment managers of both Sierra and MCC are controlled (directly or indirectly) by Medley Management Inc. (“MDLY”), a publicly traded asset management firm. In addition, the closing of the MCC Merger is conditioned upon MDLY merging with and into Sierra Management, Inc., a wholly owned subsidiary of Sierra (“Merger Sub”), with Merger Sub as the surviving company in the merger (the “MDLY Merger”). We refer to the MDLY Merger and the MCC Merger collectively as, the “Mergers” (as defined below), and Sierra and Merger Sub, as the surviving companies in the Mergers, as the “Combined Company” (as defined below).

We previously sent you a joint proxy statement/prospectus, that was first mailed on December 21, 2018, in connection with the solicitation of proxies for the approval of (i) the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and Sierra (the “MCC Merger Agreement”), pursuant to which MCC would merge with and into Sierra, with Sierra continuing as the surviving company, and (ii) the Agreement and Plan of Merger, dated as of August 9, 2018, by and among MDLY, Merger Sub and Sierra (the “MDLY Merger Agreement”), pursuant to which MDLY would merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger. As described more fully herein, the MCC Merger Agreement and MDLY Merger Agreement were amended and restated on July 29, 2019, and we are seeking your approval of such amended merger agreements.

Subject to the terms and conditions of the various agreements related to the Mergers that are described in the accompanying amended joint proxy statement/prospectus (the “Amended Joint Proxy Statement/Prospectus”), the Mergers will effectuate the following:

•        In the MCC Merger, each share of common stock (“MCC Common Stock”), other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive 0.66 to 0.68 shares of common stock of Sierra (the “Sierra Common Stock”) depending on the amount of plaintiffs’ attorney fees and expenses in connection with the MCC Stockholder Action as described in the Amended Joint Proxy Statement/Prospectus.

MCC Merger Consideration (per share of MCC Common Stock)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019 and assuming an exchange ratio of 0.67)	$4.27
Total	$4.27

Based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019 and assuming an exchange ratio of 0.67, the MCC Merger consideration represents a 6.2% discount to MCC’s net asset value per share of $4.55 as of June 30, 2019.

•        In connection with the MCC Stockholder Action, on July 29, 2019, the defendant parties (other than Sierra), entered into a Stipulation of Settlement (the “Settlement”). The Settlement provides that, among other things, the defendant parties to the Settlement (other than MDLY) shall deposit $17 million in cash and shall deposit or cause to be deposited $30 million of Sierra Common Stock (the “Settlement Shares” and, collectively with the cash, the “Settlement Amount”), to a settlement fund that shall be formed immediately after, but on the same date as, the closing of the MCC Merger, which shall be distributed to eligible class members who hold such MCC Common Stock as of the closing of the MCC Merger. The Settlement Amount will be released from escrow and distributed to eligible class members following the completion of the MCC Merger.

Settlement Fund (per share of MCC Common Stock held by eligible class members)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019)	$0.55
Cash	$0.31
Total	$0.86

•        MDLY would, on the terms and subject to the conditions set forth in the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among MDLY, Merger Sub, and Sierra (the “Amended MDLY Merger Agreement”), merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger (the “MDLY Merger” and together with the MCC Merger, the “Mergers”). In the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger effective time held by (a) any person other than any of the Unitholders (as defined below) will be converted into the right to receive 0.2668 shares of Sierra Common Stock and $2.96 per share in cash (collectively “MDLY Class A Merger Consideration”); and (b) any holder of issued and outstanding limited liability company units of Medley LLC (“Unitholders”) will be converted into the right to receive 0.2072 shares of Sierra Common Stock and $2.66 per share in cash (collectively “MDLY Unitholder Merger Consideration”), as described in the Amended Joint Proxy Statement/Prospectus.

MDLY Merger Consideration (per share of MDLY Class A Common Stock other than those held by the Unitholders)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019)	$1.70
Cash from Sierra	$2.96
Total	$4.66

Based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019, the MDLY Class A Merger Consideration of $4.66 per share represents a 44% premium to the market price of MDLY Class A Common Stock of $3.23 per share on November 5, 2019 (the corresponding premium for the MDLY Unitholder Merger Consideration of $3.98 per share is 23%).

If the Mergers are consummated, the investment portfolios of Sierra and MCC would be combined and Sierra would continue as the surviving company with Merger Sub as its wholly owned registered investment adviser (the “Combined Company”). Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. If the MDLY Merger is consummated and the MCC Merger is not consummated, the investment portfolios of Sierra and MCC would not be combined and Sierra would continue with Merger Sub, the surviving company in the MDLY Merger, as its wholly owned registered investment adviser (the “Sierra/MDLY Company”).

Your vote is extremely important. At a special meeting of MCC (the “MCC Special Meeting”), MCC Stockholders will be asked to vote on: (i) the approval of the adoption of the Amended MCC Merger Agreement; and (ii) the adjournment of the MCC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the Amended MCC Merger Agreement, or for other reasons. In order to complete the MCC Merger, MCC Stockholders are required to vote on the proposal to approve the adoption of the Amended MCC Merger Agreement.

MCC urges you to promptly fill out, sign, date and mail the enclosed proxy card or authorize your proxy by telephone or through the Internet as soon as possible even if you plan to attend the MCC Special Meeting. Instructions are shown on the proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder. If you have any questions about the foregoing proposals or need assistance voting your shares, please call Alliance Advisors LLC, which is assisting MCC with the solicitation of proxies, toll-free at (833) 814-9451.

The MCC Board established a special committee comprised solely of its independent directors (the “MCC Special Committee”), which was assisted by an independent financial advisor and independent legal counsel, for the purpose of assessing the merits of the proposals to be presented at the MCC Special Meeting. Based upon the recommendation of the MCC Special Committee, the MCC Board unanimously recommends that the MCC Stockholders vote:

•        “FOR” the approval of the adoption of the Amended MCC Merger Agreement; and

•        “FOR” the adjournment of the MCC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the Amended MCC Merger Agreement, or for other reasons.

The accompanying Amended Joint Proxy Statement/Prospectus describes the MCC Special Meeting, the Sierra special meeting, and the MDLY special meeting, as well as the MCC Merger, the MDLY Merger, the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement, the other documents related to the MCC Merger, the MDLY Merger and related transactions and other related matters that MCC believes a MCC Stockholder ought to consider before voting on the proposals described herein and should be retained for future reference. Please carefully read this entire document. You also can obtain information about MCC, Sierra, and MDLY from documents that each has filed with the SEC. See “Where You Can Find More Information” for instructions on how to obtain such information.

Sincerely,
Brook Taube Chairman of the Board of Directors and Chief Executive Officer

The SEC has not approved or disapproved the Sierra Common Stock to be issued under the Amended Joint Proxy Statement/Prospectus or determined if the Amended Joint Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of the Amended Joint Proxy Statement/Prospectus is [        ], 2019 and it is first being mailed or otherwise delivered to MCC Stockholders on or about [        ], 2019.

Medley Capital Corporation
280 Park Avenue, 6th Floor East
New York, New York 10017
(212) 759-0777

In addition, if you have questions about the foregoing proposals or the Amended Joint Proxy Statement/Prospectus, would like additional copies of the Amended Joint Proxy Statement/Prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Alliance Advisors LLC, MCC’s proxy solicitor, at the address and telephone number listed below. You will not be charged for any of these documents that you request.

Alliance Advisors LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, New Jersey 07003
(833) 814-9451

Medley Capital Corporation
280 Park Ave, 6th Floor East
New York, NY 10017
__________________________

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [        ], 2019

To the Stockholders of Medley Capital Corporation:

Notice is hereby given that Medley Capital Corporation, a Delaware corporation, (“MCC”), will hold a Special Meeting of the stockholders of MCC (the “MCC Special Meeting”), on [        ], 2019 at [        ], Eastern Time, at the offices of Eversheds Sutherland (US) LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036 for the following purposes:

1.      To consider and vote upon a proposal to approve the adoption of the Amended and Restated Agreement and Plan of Merger (the “Amended MCC Merger Agreement”), dated as of July 29, 2019, by and between MCC and Sierra Income Corporation (“Sierra”), pursuant to which MCC will merge with and into Sierra, with Sierra continuing as the surviving company in the merger.

2.      To consider and vote upon a proposal to approve the adjournment of the MCC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the Amended MCC Merger Agreement, or for other reasons.

Only the holders of record of shares of MCC common stock at the close of business on [        ], 2019 will be entitled to receive notice of and vote at the MCC Special Meeting.

It is important that all MCC stockholders participate in the affairs of MCC, regardless of the number of shares owned. Accordingly, MCC urges you to promptly fill out, sign, date and mail the enclosed WHITE proxy card or authorize your proxy by telephone or through the Internet as soon as possible even if you plan to attend the MCC Special Meeting. Instructions are shown on the proxy card.

You have the option to revoke the proxy at any time prior to the meeting or to vote your shares in person if you attend the MCC Special Meeting and are the record owner of the shares.

Based upon the recommendation of a special committee of the MCC board of directors (the “MCC Board”), the MCC Board has unanimously, (i) determined that the Amended MCC Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger, are advisable and fair to, and in the best interests of, MCC and the MCC Stockholders, (ii) approved and declared advisable the Amended MCC Merger Agreement and the transactions contemplated thereby, including, without limitation the MCC Merger, (iii) resolved to submit the Amended MCC Merger Agreement to the MCC Stockholders for its adoption, and (iv) recommended that the MCC Stockholders approve the adoption of the Amended MCC Merger Agreement, and unanimously recommends that MCC Stockholders vote “FOR” the approval of the adoption of the Amended MCC Merger Agreement, and “FOR” the adjournment of the MCC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the Amended MCC Merger Agreement, or for other reasons.

By Order of the Board of Directors,
Richard T. Allorto, Jr. Secretary

New York, New York

[        ], 2019

YOUR VOTE IS IMPORTANT!

MCC URGES YOU TO PROMPTLY FILL OUT, SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD OR AUTHORIZE YOUR PROXY BY TELEPHONE OR THROUGH THE INTERNET AS SOON AS POSSIBLE EVEN IF YOU PLAN TO ATTEND THE MCC SPECIAL MEETING. INSTRUCTIONS ARE SHOWN ON THE PROXY CARD. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder.

The accompanying amended joint proxy statement/prospectus (the “Amended Joint Proxy Statement/Prospectus”) provides a description of the Amended MCC Merger Agreement, including the transactions contemplated thereby, and the matters to be considered at the MCC Special Meeting. MCC urges you to read the Amended Joint Proxy Statement/Prospectus and its appendices carefully and in their entirety. If you have any questions concerning the Amended MCC Merger Agreement, including the transactions contemplated thereby, or the matters to be considered at the MCC Special Meeting or the Amended Joint Proxy Statement/Prospectus, would like additional copies of the Amended Joint Proxy Statement/Prospectus or need help voting your shares, please contact MCC’s proxy solicitor:

Alliance Advisors LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, New Jersey 07003

(833) 814-9451

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “MDLY Board”) of Medley Management Inc. (“MDLY”) to ask for your vote to approve the adoption of an Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019 (the “Amended MDLY Merger Agreement”), by and among MDLY, Sierra Income Corporation (“Sierra”), and Sierra Management, Inc., a wholly owned subsidiary of Sierra (“Merger Sub”), pursuant to which MDLY will merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger (the “MDLY Merger”). The approval of the adoption of the Amended MDLY Merger Agreement by MDLY stockholders (the “MDLY Stockholders”) is assured. In addition, Medley Capital Corporation (“MCC”) would, on the terms and subject to the conditions set forth in the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and between MCC and Sierra (the “Amended MCC Merger Agreement”), merge with and into Sierra, with Sierra continuing as the surviving company in the merger (the “MCC Merger”). Pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. We refer to the MDLY Merger and the MCC Merger, collectively, as the “Mergers,” and Sierra and Merger Sub, as the surviving companies in the Mergers, as the “Combined Company” (as defined below).

We previously sent you a joint proxy statement/prospectus, that was first mailed on December 21, 2018, in connection with the solicitation of proxies for the approval of (i) the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and Sierra (the “MCC Merger Agreement”), pursuant to which MCC would merge with and into Sierra, with Sierra continuing as the surviving company, and (ii) the Agreement and Plan of Merger, dated as of August 9, 2018, by and among MDLY, Merger Sub and Sierra (the “MDLY Merger Agreement”), pursuant to which MDLY would merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger. As described more fully herein, the MCC Merger Agreement and MDLY Merger Agreement were amended and restated on July 29, 2019, and we are seeking your approval of such amended merger agreements.

Subject to the terms and conditions of the various agreements related to the Mergers that are described in the accompanying amended joint proxy statement/prospectus (the “Amended Joint Proxy Statement/Prospectus”), the Mergers will effectuate the following:

•        In the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger effective time held by (a) any person other than any of the Unitholders (as defined below) will be converted into the right to receive 0.2668 shares of common stock of Sierra (the “Sierra Common Stock”) and $2.96 per share in cash (collectively “MDLY Class A Merger Consideration”); and (b) any holder of issued and outstanding limited liability company units of Medley LLC (“Unitholders”) will be converted into the right to receive 0.2072 shares of Sierra Common Stock and $2.66 per share in cash (collectively “MDLY Unitholder Merger Consideration”), as described in the Amended Joint Proxy Statement/Prospectus.

MDLY Merger Consideration (per share of MDLY Class A Common Stock other than those held by the Unitholders)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019)	$1.70
Cash from Sierra	$2.96
Total	$4.66

Based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019, the MDLY Class A Merger Consideration of $4.66 per share represents a 44% premium to the market price of MDLY Class A Common Stock of $3.23 per share on November 5, 2019 (the corresponding premium for the MDLY Unitholder Merger Consideration of $3.98 per share is 23%).

•        In the MCC Merger, each share of common stock, of MCC (“MCC Common Stock”), other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive 0.66 to 0.68 shares of Sierra Common Stock depending on the amount of plaintiffs’ attorney fees and expenses in connection with the MCC Stockholder Action as described in the Amended Joint Proxy Statement/Prospectus.

MCC Merger Consideration (per share of MCC Common Stock)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019 and assuming an exchange ratio of 0.67)	$4.27
Total	$4.27

Based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019 and assuming an exchange ratio of 0.67, the MCC Merger consideration represents a 6.2% discount to MCC’s net asset value per share of $4.55 as of June 30, 2019.

•        In connection with the MCC Stockholder Action, on July 29, 2019, the defendant parties (other than Sierra), entered into a Stipulation of Settlement (the “Settlement”). The Settlement provides that, among other things, the defendant parties to the Settlement (other than MDLY) shall deposit $17 million in cash and shall deposit or cause to be deposited $30 million of Sierra Common Stock (the “Settlement Shares” and, collectively with the cash, the “Settlement Amount”), to a settlement fund that shall be formed immediately after, but on the same date as, the closing of the MCC Merger, which shall be distributed to eligible class members who hold such MCC Common Stock as of the closing of the MCC Merger. The Settlement Amount will be released from escrow and distributed to eligible class members following the completion of the MCC Merger.

Settlement Fund (per share of MCC Common Stock held by eligible class members)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019)	$0.55
Cash	$0.31
Total	$0.86

If the Mergers are consummated, the investment portfolios of Sierra and MCC would be combined and Sierra and Merger Sub would continue as the surviving company with Merger Sub as its wholly owned registered investment adviser (the “Combined Company”). Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. If the MDLY Merger is consummated and the MCC Merger is not consummated, the investment portfolios of Sierra and MCC would not be combined and Sierra would continue with Merger Sub, the surviving company in the MDLY Merger, as its wholly owned registered investment adviser (the “Sierra/MDLY Company”).

Your vote is extremely important. At a special meeting of MDLY Stockholders (the “MDLY Special Meeting”), MDLY Stockholders will be asked to vote on: (i) the approval of the adoption of the Amended MDLY Merger Agreement; and (ii) the adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons. In order to complete the Mergers or the MDLY Merger, as applicable, MDLY Stockholders are required to vote on the proposal to approve the adoption of the Amended MDLY Merger Agreement.

MDLY urges you to promptly fill out, sign, date and mail the enclosed proxy card or authorize your proxy by telephone or through the Internet as soon as possible even if you plan to attend the MDLY Special Meeting. Instructions are shown on the proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder. If you have any questions about the foregoing proposals or need assistance voting your shares, please call Innisfree M&A Incorporated, which is assisting MDLY with the solicitation of proxies, toll-free at (888) 750-5834.

The MDLY Board established a special committee comprised solely of its independent directors (the “MDLY Special Committee”), which was assisted by an independent financial advisor and independent legal counsel, for the purpose of assessing the merits of the proposals to be presented at the MDLY Special Meeting. Based upon the recommendation of the MDLY Special Committee, the MDLY Board unanimously recommends that the MDLY Stockholders vote:

•        “FOR” the approval of the adoption of the Amended MDLY Merger Agreement; and

•        “FOR” the adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons.

The accompanying Amended Joint Proxy Statement/Prospectus describes the MDLY Special Meeting, the Sierra special meeting, and the MCC special meeting, as well as the MCC Merger, the MDLY Merger, the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement, the other documents related to the MCC Merger, the MDLY Merger and related transactions and other related matters that MDLY believes a MDLY Stockholder ought to consider before voting on the proposals described herein and should be retained for future reference. Please carefully read this entire document. You also can obtain information about MDLY, Sierra, and MCC from documents that each has filed with the SEC. See “Where You Can Find More Information” for instructions on how to obtain such information.

Sincerely,
Brook Taube Co-Chairman of the Board of Directors and Co-Chief Executive Officer

The SEC has not approved or disapproved the Sierra Common Stock to be issued under the Amended Joint Proxy Statement/Prospectus or determined if it is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of the Amended Joint Proxy Statement/Prospectus is [        ], 2019 and it is first being mailed or otherwise delivered to MDLY Stockholders on or about [        ], 2019.

Medley Management Inc.

280 Park Avenue, 6th Floor East

New York, New York 10017

(212) 759-0777

In addition, if you have questions about the foregoing proposals or the Amended Joint Proxy Statement/Prospectus, would like additional copies of the Amended Joint Proxy Statement/Prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Innisfree M&A Incorporated, MDLY’s proxy solicitor, at the address and telephone number listed below. You will not be charged for any of these documents that you request.

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York

(888) 750-5834

Medley Management Inc.
280 Park Ave, 6th Floor East
New York, NY 10017
__________________________

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [        ], 2019

To the Stockholders of Medley Management Inc.:

Notice is hereby given that Medley Management Inc., a Delaware corporation (“MDLY”), will hold a Special Meeting of the Stockholders of MDLY(the “MDLY Special Meeting”), on [        ], 2019 at [        ], Eastern Time, at the offices of Eversheds Sutherland (US) LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036 for the following purposes:

1.      To consider and vote upon a proposal to approve the adoption of the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019 (the “Amended MDLY Merger Agreement”), by and among MDLY, Sierra Income Corporation (“Sierra”), and Sierra Management, Inc., a wholly owned subsidiary of Sierra (“Merger Sub”), pursuant to which MDLY will merge with and into Merger Sub, with Merger Sub as the surviving company in the merger.

2.      To consider and vote upon a proposal to approve the adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons.

Only the holders of record of shares of MDLY Common Stock at the close of business on [        ], 2019 will be entitled to receive notice of and vote at the MDLY Special Meeting.

It is important that all MDLY stockholders participate in the affairs of MDLY, regardless of the number of shares owned. Accordingly, MDLY urges you to promptly fill out, sign, date and mail the enclosed WHITE proxy card or authorize your proxy by telephone or through the Internet as soon as possible even if you plan to attend the MDLY Special Meeting. Instructions are shown on the proxy card.

You have the option to revoke the proxy at any time prior to the meeting or to vote your shares in person if you attend the MDLY Special Meeting and are the record owner of the shares.

Based upon the recommendation of a special committee of the MDLY board of directors (the “MDLY Board”), the MDLY Board has unanimously, (i) determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the MDLY Stockholders, (ii) approved and declared advisable the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation the MDLY Merger, (iii) resolved to submit the Amended MDLY Merger Agreement to the MDLY Stockholders for its adoption, and (iv) recommended that the MDLY Stockholders approve the adoption of the Amended MDLY Merger Agreement, and unanimously recommends that MDLY Stockholders vote “FOR” the approval of the adoption of the Amended MDLY Merger Agreement, and “FOR” the adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons.

By Order of the Board of Directors,
John D. Fredericks Secretary

New York, New York

[        ], 2019

YOUR VOTE IS IMPORTANT!

MDLY URGES YOU TO PROMPTLY FILL OUT, SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD OR AUTHORIZE YOUR PROXY BY TELEPHONE OR THROUGH THE INTERNET AS SOON AS POSSIBLE EVEN IF YOU PLAN TO ATTEND THE MDLY SPECIAL MEETING. INSTRUCTIONS ARE SHOWN ON THE PROXY CARD. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such record holder.

The accompanying amended joint proxy statement/prospectus (the “Amended Joint Proxy Statement/Prospectus”) provides a description of the Amended MDLY Merger Agreement, including the transactions contemplated thereby, and the matters to be considered at the MDLY Special Meeting. MDLY urges you to read the Amended Joint Proxy Statement/Prospectus and its appendices carefully and in their entirety. If you have any questions concerning the Amended MDLY Merger Agreement, including the transactions contemplated thereby, or the matters to be considered at the MDLY Special Meeting or the Amended Joint Proxy Statement/Prospectus, would like additional copies of the Amended Joint Proxy Statement/Prospectus or need help voting your shares, please contact MDLY’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York

(888) 750-5834

i

(continued)

Page
Payment of Settlement Amount	349
Sierra Charter and Bylaws	350
Officers and Directors of the Surviving Company	350
Closing of the MCC Merger	350
Delivery of MCC Merger Consideration	351
Representations and Warranties	352
Covenants Relating to the Conduct of the Business	354
Additional Covenants	357
Go-Shop Period	365
Transaction Expenses	365
Conditions to the MCC Merger	366
Termination of the Amended MCC Merger Agreement	368
Termination Fees	369
Effect of Termination	370
Remedies; Specific Performance	370
Amendment and Waiver	371
Governing Law; Jurisdiction	371
DESCRIPTION OF THE AMENDED MDLY MERGER AGREEMENT	372
Explanatory Note Regarding the Amended MDLY Merger Agreement	372
The MDLY Merger	372
Merger Consideration	373
Appraisal Rights	374
Sierra Charter and Bylaws	374
Officers and Directors of the Surviving Company	375
Closing of the MDLY Merger	375
Delivery of MDLY Merger Consideration	375
Representations and Warranties	377
Covenants Relating to the Conduct of the Business	379
Additional Covenants	382
Transaction Expenses	390
Conditions to the MDLY Merger	390
Termination of the Amended MDLY Merger Agreement	392
Termination Fees	393
Effect of Termination	394
Remedies; Specific Performance	394
Amendment and Waiver	395
Governing Law; Jurisdiction	395
Other Agreements	395
ACCOUNTING TREATMENT	397
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	398
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	411
CAPITALIZATION	446
SIERRA PROPOSAL # 1: APPROVAL OF THE MCC MERGER	448
SIERRA PROPOSAL #2: APPROVAL OF THE MDLY MERGER	449
SIERRA PROPOSAL #3: ISSUANCE OF THE SETTLEMENT SHARES AND THE SHARES OF SIERRA COMMON STOCK TO BE ISSUED PURSUANT TO EACH OF THE AMENDED MCC MERGER AGREEMENT AND THE AMENDED MDLY MERGER AGREEMENT AT A PRICE BELOW ITS THEN CURRENT NAV PER SHARE, IF APPLICABLE	450
SIERRA PROPOSAL #4: THE ADOPTION OF THE SIERRA INCENTIVE PLAN	452
SIERRA PROPOSAL #5: ADOPTION OF SIERRA CHARTER AMENDMENTS	460

(continued)

(continued)

Page
REGULATORY APPROVALS REQUIRED FOR THE MERGERS	782
Request for SEC Exemptive Relief	782
The HSR Act	782
INFORMATION ABOUT THE COMBINED COMPANY	783
Operational Plans of the Combined Company	783
Management	783
Investment Advisory Agreement	789
INFORMATION ABOUT THE SIERRA/MDLY COMPANY	796
Operational Plans of the Sierra/MDLY Company	796
Management	797
Investment Advisory Agreement	802
EXECUTIVE COMPENSATION OF THE COMBINED COMPANY OR THE SIERRA/MDLY COMPANY, AS APPLICABLE	809
REGULATION OF THE COMBINED COMPANY OR THE SIERRA/MDLY COMPANY, AS APPLICABLE	818
CUSTODIAN, TRANSFER AGENT AND DIVIDEND PAYING AGENT AND REGISTRAR OF SIERRA	823
CUSTODIAN AND TRANSFER AGENT OF MCC	823
TRANSFER AGENT AND REGISTRAR OF MDLY	823
BROKERAGE ALLOCATION AND OTHER PRACTICES	824
LEGAL MATTERS	825
EXPERTS	825
APPRAISAL RIGHTS OF MDLY STOCKHOLDERS	826
OTHER MATTERS	831
STOCKHOLDER NOMINATIONS AND PROPOSALS FOR THE 2020 ANNUAL MEETING	832
STOCKHOLDERS SHARING AN ADDRESS	835
WHERE YOU CAN FIND MORE INFORMATION	836
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
PART C	C-1
Appendix A — Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and between Medley Capital Corporation and Sierra Income Corporation	A-1
Appendix B — Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among Medley Management Inc., Sierra Income Corporation and Sierra Management, Inc.	B-1
Appendix C — Opinion of Broadhaven Capital Partners	C-1
Appendix D — Opinion of Sandler O’Neill & Partners, L.P.	D-1
Appendix E — Opinion of Barclays Capital Inc.	E-1
Appendix F — Sierra Income Corporation 2018 Omnibus Incentive Plan	F-1
Appendix G — Third Articles of Amendment and Restatement of Sierra Income Corporation	G-1
Appendix H — Articles of Amendment to the Third Articles of Amendment and Restatement of Sierra Income Corporation	H-1
Appendix I — Amended and Restated Bylaws of Sierra Income Corporation	I-1
Appendix J — New Sierra Investment Advisory Agreement	J-1
Appendix K — Section 262 of the DGCL	K-1
Appendix L — Code of Business Conduct and Ethics of Sierra Income Corporation	L-1

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form N-14 filed with the SEC by Sierra (File No. 333-228216), constitutes a prospectus of Sierra under Section 5 of the Securities Act with respect to the shares Sierra Common Stock to be issued to the MCC Stockholders and the MDLY Stockholders in connection with the Mergers.

This document also constitutes a joint proxy statement of Sierra, MCC, and MDLY under Section 14(a) of the Exchange Act. It also constitutes a notice of meeting with respect to the Sierra Special Meeting, the MCC Special Meeting and the MDLY Special Meeting.

At the Sierra Special Meeting, Sierra Stockholders will be asked to vote on (1) the approval of the MCC Merger; (2) the approval of the MDLY Merger; (3) the issuance of the Settlement Shares and the shares of Sierra Common Stock to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a price below its then current NAV per share, if applicable; (4) the adoption of the Sierra Incentive Plan; (5) the adoption of the Sierra Charter Amendments; (6) the approval of the New Sierra Investment Advisory Agreement; and (7) the adjournment of the Sierra Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals, or for other reasons.

At the MCC Special Meeting, MCC Stockholders will be asked to vote on (1) the approval of the adoption of the Amended MCC Merger Agreement and (2) the adjournment of the MCC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the Amended MCC Merger Agreement, or for other reasons.

At the MDLY Special Meeting, MDLY Stockholders will be asked to vote on (1) the approval of the adoption of the Amended MDLY Merger Agreement and (2) the adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons. Information about each of the Sierra Special Meeting, MCC Special Meeting, MDLY Special Meeting, and the Mergers is contained in this document.

You should rely only on the information contained in this document. No one has been authorized to provide you with information that is different from that contained in this document. This document is dated [        ], 2019. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to Sierra Stockholders, MCC Stockholders, or MDLY Stockholders nor the issuance by Sierra of the Settlement Shares and the Sierra Common Stock to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Except where the context otherwise indicates, information contained in this document regarding Sierra has been provided by Sierra, information contained in this document regarding MCC has been provided by MCC, and information contained in this document regarding MDLY has been provided by MDLY.

When used in this document, unless otherwise indicated in this document or the context otherwise requires:

•        “Advisers Act” refers to the Investment Advisers Act of 1940, as amended;

•        “Amended Joint Proxy Statement/Prospectus” refers, collectively, to the proxy statements of Sierra, MCC and MDLY and the related prospectus of Sierra with respect to the Mergers and related matters, including the issuance of shares of Sierra Common Stock, that was first mailed or otherwise delivered to the Sierra Stockholders, the MCC Stockholders, and the MDLY Stockholders on or about [            ], 2019, which amends and restates the Joint Proxy Statement/Prospectus and which forms part of the Registration Statement on Form N-14 (File No. 333-228216) filed by Sierra with the SEC.

•        “Amended MCC Merger Agreement” refers to that certain Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and between MCC and Sierra;

•        “Amended MDLY Merger Agreement” refers to that certain Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among MDLY, Sierra, and Merger Sub;

•        “BDC” refers to a business development company;

•        “Code” refers to the Internal Revenue Code of 1986, as amended;

•        “Combined Company” refers to Sierra, including Merger Sub, its wholly owned subsidiary, following the consummation of the Mergers;

•        “Combined Company Board” refers to the board of directors of the Combined Company;

•        “Combined Company Common Stock” refers to common stock, par value $0.001 per share, of Sierra, which will be listed on the NYSE and is expected to be listed on the TASE, with such listings expected to be effective as of the closing date of the Mergers;

•        “Combined Company Stockholders” refers to the holders of the Combined Company Common Stock;

•        “Companies” refers, collectively, to Sierra, MCC, and MDLY;

•        “Delaware Court of Chancery” refers to the Court of Chancery of the State of Delaware;

•        “Delaware Decision” refers to the Memorandum Opinion issued on March 11, 2019 and revised on March 22, 2019 by the Delaware Court of Chancery in connection with the MCC Stockholder Action;

•        “DGCL” refers to the General Corporation Law of the State of Delaware;

•        “DOJ” refers to the Antitrust Division of the U.S. Department of Justice;

•        “Eligible Class Members” refers to the class members who hold shares of MCC Common Stock at the MCC Merger Closing and therefore are entitled to receive a portion of the MCC Merger Consideration. For the avoidance of doubt, the Eligible Class Members exclude all Excluded Stockholders. Excluded Stockholders are stipulating defendants, their immediate family, Sierra and any person, firm, trust, corporation, joint venture, partnership, foundation or other entity related to or affiliated with any of the stipulating defendants, members of their immediate families or Sierra (as such terms are defined in the Settlement);

•        “Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•        “Exchange Agreement” refers to that certain Exchange Agreement, dated as of September 23, 2014, among MDLY, Medley LLC and the Medley LLC Unitholders;

•        “Excluded MCC Shares” refers to shares of MCC Common Stock owned by MCC, Sierra, or any wholly owned subsidiary of MCC or Sierra;

•        “Excluded MDLY Shares” refers to shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly owned subsidiaries;

•        “FTC” refers to the U.S. Federal Trade Commission;

•        “HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, amended;

•        “Investment Company Act” refers to the Investment Company Act of 1940, as amended;

•        “IRS” refers to the U.S. Internal Revenue Service;

•        “Joint Proxy Statement/Prospectus” refers, collectively, to the respective proxy statements of Sierra, MCC and MDLY and the related prospectus of Sierra that was first mailed or otherwise delivered to the Sierra Stockholders, the MCC Stockholders, and the MDLY Stockholders on or about December 21, 2018 with respect to the Mergers and the shares of Sierra Common Stock to be issued in connection with the Mergers, all of which form part of the Registration Statement on Form N-14 (File No. 333- 228216) filed by Sierra with the SEC.

•        “Management” refers to the senior professionals of Medley Advisors, consisting of Brook Taube, Seth Taube, Richard T. Allorto, Jr., John D. Fredericks, Samuel Anderson, and Christopher Taube;

•        “MCC” refers to Medley Capital Corporation, a publicly traded BDC;

•        “MCC Administration Agreement” refers to that certain Administration Agreement, dated as of November 3, 2014, by and between MCC and MCC Advisors;

•        “MCC Advisors” refers to MCC Advisors LLC, MCC’s investment adviser;

•        “MCC Board” refers to the board of directors of MCC. From January 26, 2018 through March 18, 2019, the MCC Board was comprised of Brook Taube, Seth Taube, Jeff Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, and Mark Lerdal. From March 18, 2019 through April 14, 2019, the MCC Board was comprised of Brook Taube, Seth Taube, Jeff Tonkel, Arthur S. Ainsberg and Karin Hirtler-Garvey. Since April 15, 2019, the MCC Board has been comprised of Brook Taube, Seth Taube, Jeff Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, David A. Lorber, and Lowell W. Robinson;

•        “MCC Bylaws” refers to the Bylaws of MCC;

•        “MCC Certificate” refers to the Certificate of Incorporation of MCC;

•        “MCC Common Stock” refers to common stock, par value $0.001 per share of MCC;

•        “MCC Investment Management Agreement” refers to that certain Amended and Restated Investment Management Agreement by and between MCC and MCC Advisors, dated January 19, 2014;

•        “MCC Merger” refers to the merger of MCC with and into Sierra, with Sierra continuing as the surviving company in such merger, as contemplated by the MCC Merger Agreement or the Amended MCC Merger Agreement, as applicable;

•        “MCC Merger Agreement” refers to that certain Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and Sierra;

•        “MCC Merger Closing” refers to the closing of the MCC Merger;

•        “MCC Merger Closing Date” refers to the date on which the MCC Merger Closing occurs;

•        “MCC Merger Effective Time” refers to the time at which the MCC Merger becomes effective, which shall be set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware and articles of merger are filed with the State Department of Assessments and Taxation for the State of Maryland;

•        “MCC Record Date” refers to the record date for determination of the MCC Stockholders of record entitled to vote at the MCC Special Meeting, which is the close of business on [        ], 2019;

•        “MCC Special Committee” refers to the special committee of the MCC Board, compromised solely of independent directors of MCC. From January 26, 2018 through March 18, 2019, the MCC Special Committee was comprised of Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, and Mark Lerdal. From March 18, 2019 through April 14, 2019, the MCC Special Committee was comprised of Arthur S. Ainsberg and Karin Hirtler-Garvey. Since April 15, 2019, the MCC Special Committee has been comprised of Arthur S. Ainsberg, Karin Hirtler-Garvey, David A. Lorber, and Lowell W. Robinson;

•        “MCC Special Meeting” refers to the special meeting of MCC Stockholders to which this Amended Joint Proxy Statement/Prospectus relates;

•        “MCC Stockholders” refers to the holders of MCC Common Stock;

•        “MCC Stockholder Action” refers to the consolidated actions pending in the Delaware Court of Chancery under caption of In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM;

•        “MDLY” refers to Medley Management Inc., a publicly traded asset management firm, which is controlled by Medley Group LLC, an entity wholly owned by Management;

•        “MDLY Incentive Plan” refers to the Medley Management Inc. 2014 Omnibus Incentive Plan;

•        “MDLY Board” refers to the board of directors of MDLY;

•        “MDLY Bylaws” refers to the Amended and Restated Bylaws of MDLY;

•        “MDLY Certificate” refers to the Amended and Restated Certificate of Incorporation of MDLY;

•        “MDLY Class A Common Stock” refers to Class A Common Stock, par value $0.01 per share, of MDLY;

•        “MDLY Class B Common Stock” refers to Class B Common Stock, par value $0.01 per share, of MDLY;

•        “MDLY Common Stock” refers, collectively, to MDLY Class A Common Stock and MDLY Class B Common Stock;

•        “MDLY Merger” refers to the merger of MDLY with and into Merger Sub, with Merger Sub continuing as the surviving company, as contemplated by the MDLY Merger Agreement or the Amended MDLY Merger Agreement, as applicable;

•        “MDLY Merger Agreement” refers to that certain Agreement and Plan of Merger, dated as of August 9, 2018, by and among MDLY, Sierra, and Merger Sub;

•        “MDLY Merger Closing” refers to the closing of the MDLY Merger;

•        “MDLY Merger Closing Date” refers to the date on which the MDLY Merger Closing occurs;

•        “MDLY Merger Effective Time” refers to the time at which the MDLY Merger becomes effective, which shall be set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware;

•        “MDLY Record Date” refers to the record date for determination of the MDLY Stockholders of record entitled to vote at the MDLY Special Meeting, which is the close of business on [        ], 2019;

•        “MDLY RSUs” refers to the outstanding restricted stock units of MDLY not previously forfeited under the MDLY Incentive Plan;

•        “MDLY Special Committee” refers to the special committee of the MDLY Board, comprised solely of independent directors of MDLY: James E. Eaton, Jeffrey T. Leeds, and Guy Rounsaville, Jr.;

•        “MDLY Special Meeting” refers to special meeting of MDLY Stockholders to which this Amended Joint Proxy Statement/Prospectus relates;

•        “MDLY Stockholders” refers to the holders of MDLY Common Stock;

•        “Medley” refers, collectively, to the activities and operations of Medley Capital LLC, Medley LLC, MDLY, Medley Group LLC, and associated investment funds and their respective affiliates;

•        “Medley Advisors” refers to Medley LLC and its subsidiaries;

•        “Medley Affiliates” refers to SIC Advisors, MCC Advisors, Medley LLC, Medley Group LLC, Seth Taube, and Brook Taube;

•        “Medley LLC” refers to Medley LLC, excluding its subsidiaries;

•        “Medley LLC Restricted Units” refers to the restricted Medley LLC Unit outstanding and not previously forfeited;

•        “Medley LLC Units” refers to the limited liability company units of Medley LLC;

•        “Medley LLC Unitholders” refers to the holders of Medley LLC Units, including any person who holds one or more Medley LLC Units at any time on or after July 29, 2019 and prior to the MDLY Merger Effective Time;

•        “Merger Sub” refers to Sierra Management, Inc., a wholly owned subsidiary of Sierra;

•        “Merger Sub Bylaws” refers to the Bylaws of Merger Sub;

•        “Merger Sub Certificate” refers to the Certificate of Incorporation of Merger Sub;

•        “Merger Sub Common Stock” refers to common stock, par value $0.001 per share, of Merger Sub;

•        “Mergers” refers, collectively, to the MCC Merger and the MDLY Merger;

•        “MGCL” refers to the Maryland General Corporation Law;

•        “NAV” refers to net asset value;

•        “New Sierra Investment Advisory Agreement” refers to the investment advisory agreement by and between the Combined Company or the Sierra/MDLY Company, as applicable, and its wholly owned registered investment adviser, MCC Advisors, to be entered into upon the closing of the Mergers or the MDLY Merger, as applicable, assuming that the MDLY Merger is consummated and the MCC Merger is not consummated;

•        “Non-Vesting Medley Restricted Units” refers to certain recently granted restricted Medley LLC Units held by members of Medley LLC;

•        “NYSE” refers to the New York Stock Exchange;

•        “Plaintiff Attorney Fees” refers to the attorneys’ fees of plaintiffs’ counsel and litigation expenses paid or incurred by plaintiffs’ counsel or advanced by plaintiffs in connection the MCC Stockholder Action;

•        “RIC” refers to a regulated investment company;

•        “Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002, as amended;

•        “SBIC Subsidiary” refers to Medley SBIC, LP;

•        “SEC” refers to the U.S. Securities and Exchange Commission;

•        “Securities Act” refers to the Securities Act of 1933, as amended;

•        “Settlement” refers to the Stipulation of Settlement entered into by and among MDLY, MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC Advisors, Medley LLC and Medley Group LLC, on the one hand, and FrontFour Capital Group LLC and FrontFour Master Fund, Ltd., on behalf of themselves and a class of similarly situated stockholders of MCC, on the other hand, on July 29, 2019 and, as amended on August 8, 2019;

•        “SIC Advisors” refers to SIC Advisors LLC, Sierra’s investment adviser;

•        “Sierra” refers to Sierra Income Corporation, a non-traded BDC;

•        “Sierra Administration Agreement” refers to the Administration Agreement by and between Sierra and Medley Capital LLC, dated as of April 5, 2012;

•        “Sierra Board” refers to the board of directors of Sierra;

•        “Sierra Bylaws” refers to Bylaws of Sierra;

•        “Sierra Charter” refers to the Second Articles of Amendment and Restatement of Sierra, as supplemented and amended by those certain Articles Supplementary, which were accepted for record by the State of Department of Assessments and Taxation for the State of Maryland on October 5, 2015;

•        “Sierra Charter Amendments” refers, collectively, to the Third Articles of Amendment and Restatement of Sierra and the Articles of Amendment to the Third Articles of Amendment and Restatement of Sierra;

•        “Sierra Common Stock” refers to common stock, par value $0.001 per share, of Sierra;

•        “Sierra Incentive Plan” refers to the Sierra Income Corporation 2018 Equity Omnibus Plan;

•        “Sierra Investment Advisory Agreement” refers to the Investment Advisory Agreement by and between Sierra and SIC Advisors, dated April 5, 2012;

•        “Sierra/MDLY Company” refers to Sierra, including Merger Sub, its wholly owned subsidiary, assuming the MDLY Merger is consummated and the MCC Merger is not consummated;

•        “Sierra/MDLY Company Common Stock” refers to common stock, par value $0.001 per share, of Sierra, which will be listed on the NYSE, with such listing expected to be effective as of the closing date of the MDLY Merger, assuming that the MDLY Merger is consummated and the MCC Merger is not consummated;

•        “Sierra/MDLY Company Board” refers to the board of directors of the Sierra/MDLY Company;

•        “Sierra/MDLY Company Stockholders” refers to the holders of the Sierra/MDLY Company Common Stock;

•        “Sierra Record Date” refers to the record date for determination of the Sierra Stockholders of record entitled to vote at the Sierra Special Meeting, which is the close of business on [        ], 2019;

•        “Sierra RSU” refers to restricted stock units to be issued under the Sierra Incentive Plan;

•        “Sierra Special Committee” refers to the special committee of the Sierra Board, compromised solely of independent directors of Sierra: Oliver T. Kane, Valerie Lancaster-Beal, and Stephen R. Byers;

•        “Sierra Special Meeting” refers to the special meeting of Sierra Stockholders to which this Amended Joint Proxy Statement/Prospectus relates;

•        “Sierra Stockholders” refers to the holders of Sierra Common Stock;

•        “TASE” refers to the Tel Aviv Stock Exchange;

•        “Tax Receivable Agreement” refers to that certain Tax Receivable Agreement, dated as of September 23, 2014, among MDLY and the Medley LLC Unitholders (other than MDLY);

•        “Tax Receivable Termination Agreement” refers to that certain Amended and Restated Termination Waiver and Lockup Agreement attached to the Amended MDLY Merger Agreement as Exhibit A; and

•        “Term Sheet” refers to the term sheet (which became terminable on May 15, 2019) setting forth certain terms to be memorialized in a mutually agreeable settlement stipulation subject to approval by the Delaware Court of Chancery in connection with the MCC Stockholder Action, dated April 15, 2019, among Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC, MCC Advisors, Medley LLC, and Medley Group LLC, on the one hand, and FrontFour Capital Group LLC and FrontFour Master Fund, Ltd, on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand;

•        “Vesting Medley Restricted Units” refers to restricted Medley LLC Units outstanding and not previously forfeited (other than the Non-Vesting Medley Restricted Units).

EXECUTIVE SUMMARY

This executive summary summarizes key information presented in greater detail elsewhere in this Amended Joint Proxy Statement/Prospectus. The purpose of this section is to provide a high-level overview of the proposed transactions and to highlight important aspects of both the MCC Merger and the MDLY Merger.  However, this executive summary does not contain all of the information that may be material to the Sierra Stockholders, the MCC Stockholders and the MDLY Stockholders. You are urged to read this Amended Joint Proxy Statement/Prospectus and the other documents referred to herein because they contain important information about Sierra, MCC and MDLY and the Mergers and related matters.

The Parties to the Mergers	• Sierra, a non-traded BDC • MCC, a publicly traded BDC • MDLY, publicly traded asset management firm
Overview of the Proposed Transactions

Sierra, MCC, and MDLY are pursuing a three-way merger that contemplates the merger of Sierra and MCC and the acquisition of MDLY.

The proposed transactions are being pursued simultaneously pursuant to two separate mergers:

1)      MCC would merge with and into Sierra, with Sierra continuing as the surviving company in the merger. The Companies refer to this merger as the “MCC Merger.”

2)      MDLY would merge with and into Merger Sub, a wholly owned subsidiary of Sierra, with Merger Sub continuing as the surviving company in the merger. The Companies refer to this merger as the “MDLY Merger.”

The Companies refer to the MCC Merger and the MDLY Merger collectively as the “Mergers.”

Three Potential Outcomes

The consummation of the MCC Merger is conditioned upon the consummation of the MDLY Merger.  However, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger.  There are three potential outcomes:

1)      If both the MCC Merger and the MDLY Merger are consummated, the investment portfolios of Sierra and MCC will be combined, and Sierra will become a publicly traded, internally managed BDC operated by an executive management team pursuant to employment agreements, and MDLY will become its wholly owned registered investment adviser subsidiary. The Companies refer to the surviving company as the “Combined Company.”

2)      If the MDLY Merger is consummated and the MCC Merger is not consummated, Sierra will become a publicly traded, internally managed BDC operated by an executive management team pursuant to employment agreements, and MDLY will become its wholly owned registered investment adviser subsidiary. The Companies refer to the surviving company as the “Sierra/MDLY Company.” In that event, MCC would continue as a publicly traded BDC, and MDLY would need to seek the approval of the MCC Board and the MCC Stockholders for MCC Advisors to continue as MCC’s investment adviser.

3)      If neither the MCC Merger nor the MDLY Merger is consummated, absent an unrelated event, each of Sierra and MCC will continue to operate as standalone externally managed BDCs, and MDLY will continue to operate as a standalone company.

Reasons for the Mergers

Sierra’s Reasons for the Mergers

In recommending that the Sierra Board approve the Mergers, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to Sierra, as well as financial information prepared by Management. The Sierra Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

•        the Mergers will increase the assets under management of the Combined Company, offering the potential for greater diversification and scale;

•        the Mergers are expected to be accretive to Sierra’s 2020E NII, 2020E return on equity and NAV at March 31, 2019;

•        the Mergers offer the potential for achieving operational efficiencies and synergies;

•        the public listing of the Combined Company will provide liquidity for the Sierra Stockholders, and the market for the shares of the Combined Company Common Stock is likely to be superior to what would be expected if Sierra merely listed its shares;

•        the Mergers will result in the internalization of management of the Combined Company, providing for greater control by the Combined Company Board and closer alignment of interests of Management and the Combined Company Stockholders;

•        the financial analyses and presentations prepared by Broadhaven and its oral opinion delivered to the Sierra Special Committee on July 28, 2019, which was subsequently confirmed in writing by delivery of Broadhaven’s written opinion dated July 28, 2019, to the effect that, as of that date and based upon and subject to various assumptions, limitations and qualifications described in its opinion, the total consideration to be paid and issued by Sierra pursuant to the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement was fair to Sierra from a financial point of view;

•        the investment objectives and principal investment strategies of Sierra and MCC are similar; and

•        the MCC Merger is expected to be tax-free to Sierra Stockholders.

In recommending that the Sierra Board approve the MDLY Merger, even if the MCC Merger is not consummated, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to Sierra, as well as financial information prepared by Management. The Sierra Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

•        the MDLY Merger is expected to be accretive to Sierra’s 2020E NII and 2020E return on equity;

•        the MDLY Merger offers the potential for achieving operational efficiencies and synergies;

•        the public listing of the Sierra/MDLY Company will provide liquidity for the Sierra Stockholders, and the market for the shares of the Sierra/MDLY Company Common Stock is likely to be superior to what would be expected if Sierra merely listed its shares;

•        the MDLY Merger will result in the internalization of management of the Sierra/MDLY Company, providing for greater control by the Board of the Sierra/MDLY Company and closer alignment of interests of Management and the Sierra/MDLY Company Stockholders; and

•        the financial analyses and presentations prepared by Broadhaven and its oral opinion delivered to the Sierra Special Committee on July 28, 2019, which was subsequently confirmed in writing by delivery of Broadhaven’s written opinion dated July 28, 2019, to the effect that, as of that date and based upon and subject to various assumptions, limitations and qualifications described in its opinion, the total consideration to be paid and issued by Sierra pursuant to the Amended MDLY Merger Agreement was fair to Sierra from a financial point of view.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the Sierra Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the Sierra Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the Sierra Special Committee, the potential risks associated with the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, were favorably offset by the potential benefits of the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger. This explanation of the Sierra Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements.”

MCC’s Reasons for the Mergers

In recommending that the MCC Board approve the MCC Merger, the MCC Special Committee considered the terms of the Amended MCC Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the MCC Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MCC, as well as financial information prepared by Management. The MCC Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

•        the MCC Merger is expected to result in an estimated accretion of between 25.8% to 28.3% of NII;

•        MCC Stockholders (other than Sierra, MDLY, and their respective affiliates and those holders of MCC Common Stock who are not eligible to fully participate in the Settlement Distribution) are expected to experience an estimated accretion of between 3.91% to 6.54% of NAV per share (taking into account the Settlement Distribution) as a result of the MCC Merger;

•        the financial presentation of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) to the MCC Special Committee, dated July 28, 2019, and the opinion of Sandler O’Neill to the MCC Special Committee, dated July 28, 2019, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration, taken together with the Settlement Distribution, was fair, from a financial point of view, to holders of MCC Common Stock (other than Sierra, MDLY, and their respective affiliates and those holders of MCC Common Stock who are not eligible to fully participate in the Settlement Distribution), which opinion is described in the section entitled “Opinion of Financial Advisor to the MCC Special Committee”;

•        the financial, business and stock price challenges of remaining a standalone company;

•        the Combined Company should have greater scale for investment and financing flexibility (potential improvement in credit rating could result in lower funding costs and improved access to capital over time);

•        the Combined Company would have a more diversified balance sheet;

•        the Combined Company would have less relative exposure to non-accruing loans;

•        the internalization better aligns the incentives of Management with the MCC Stockholders as well as provides greater transparency into Management’s structure;

•        the Combined Company would be expected to have a significantly greater market capitalization and thus increased potential liquidity for MCC Stockholders;

•        BDCs with internal management structures have tended to trade at less of a discount than externally managed BDCs; and

•        the go-shop process was expected to provide the opportunity for a market check of the economic terms of the MCC Merger.

In the course of reaching the determinations and decisions and making the recommendation described above, the MCC Special Committee considered the risks and challenges relating to the Mergers, including the following material items:

•        the Combined Company has not traded before and it could trade at a significant discount;

•        although the combined portfolio may be more diversified and have a lower percentage of non-accruing loans, the Combined Company would still have the same management team as before and MCC has experienced significant declines in NAV and NII under the management team;

•        the fact that not all of the conditions to the closing of the MCC Merger, including SEC approval, court approval, and the required stockholder approvals, are within the parties’ control;

•        the substantial costs to be incurred by MCC in connection with the Amended MCC Merger Agreement and the other transactions contemplated thereby, regardless of whether the MCC Merger is consummated; and

•        the risks and benefits of pursuing an alternative that did not include the Settlement Fund and settlement of the MCC Stockholder Action.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MCC Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MCC Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MCC Special Committee, the potential risks associated with the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, were favorably offset by the potential benefits of the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger. This explanation of the MCC Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements.”

MDLY’s Reasons for the Mergers

In recommending that the MDLY Board approve the MDLY Merger the MDLY Special Committee considered the terms of the Amended MDLY Merger Agreement and the other transactions and agreements related thereto. As part of its evaluation, the MDLY Special Committee considered, among other things, the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. The MDLY Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

•        the aggregate value and composition of the MDLY Merger Consideration to be received by the MDLY Stockholders in the MDLY Merger, including the fact that upon completion of the MDLY Merger, the unaffiliated MDLY Stockholders would receive $2.96 per share and Management would receive $2.66 per share, plus both the unaffiliated

MDLY Stockholders and Management would receive 0.2668 shares of Sierra Common Stock per share of MDLY Class A Common Stock and 0.2072 shares of Sierra Common Stock per share of MDLY Class A Common Stock, respectively;

•        the fact that a significant portion of the MDLY Merger Consideration to be received by the unaffiliated MDLY Stockholders in the MDLY Merger will be paid in cash, giving the unaffiliated MDLY Stockholders an opportunity to immediately realize value for a portion of their investment and providing certainty of value with respect to the cash portion of the MDLY Merger Consideration to be paid to the unaffiliated MDLY Stockholders;

•        the fact that, since the stock portion of the MDLY Merger Consideration will be paid in shares of Sierra Common Stock, the MDLY Stockholders would have the opportunity to participate in any future earnings and growth of the Combined Company, or the Sierra/MDLY Company, as applicable, and future appreciation in the value of such shares following the MDLY Merger should they determine to retain the shares of Sierra Common Stock payable in the MDLY Merger;

•        the fairness presentation by Barclays and its oral opinion delivered to the MDLY Special Committee on July 28, 2019 (which was subsequently confirmed in writing by delivery of Barclays’ written opinion dated July 28, 2019), that, as of such date, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the Consideration (as defined below) to be offered to the non-management holders of MDLY Class A Common Stock in the proposed MDLY Merger, assuming, at the instruction of the MDLY Special Committee that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming, at the instruction of the MDLY Special Committee, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement, is fair to such stockholders, including, without limitation, the comparable company analysis, comparable transaction analysis and discounted cash flow analysis performed by Barclays. In addition, Barclays considered and reviewed with the MDLY Special Committee other factors for informational purposes, including, among other things, the Historical Stock Price Analysis and Transaction Premium Analysis, as further described in “Special Factors — Opinion of Financial Advisor of the MDLY Special Committee — Summary of Material Financial Analyses” and “Special Factors — Opinion of Financial Advisor of the MDLY Special Committee — Other Factors”;

•        the fact that the MDLY Special Committee identified additional sources of value for the unaffiliated MDLY Stockholders, including that the Medley LLC Unitholders agreed to forfeit all of the benefits to which they otherwise would be entitled under the Tax Receivable Agreement in order to increase the amount of consideration available to the unaffiliated MDLY Stockholders;

•        the fact that the MDLY Special Committee successfully negotiated additional consideration to be paid only to unaffiliated MDLY Stockholders compared to Management and that MCC and Sierra would support;

•        the fact that MDLY had carefully considered and evaluated, with the assistance of Management and legal and financial advisors, various potential strategic alternatives, including the robust and extensive sales processes to date run by MDLY;

•        the fact that the MDLY Special Committee, comprising independent, non-employee directors of the MDLY Board, and with the assistance of independent, experienced, third party financial and legal advisors, had the authority to negotiate and reject or recommend approval of the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger; and

•        the benefits to the Combined Company, or the Sierra/MDLY Company, as applicable, that could result from the Mergers or the MDLY Merger, as applicable, including increased assets under management of the Combined Company or the Sierra/MDLY Company, as applicable, and the associated potential for greater diversification and scale.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MDLY Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MDLY Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MDLY Special Committee, the potential risks associated with the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, were favorably offset by the potential benefits of the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger. This explanation of the MDLY Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements.”

Conflicts of Interest

Various safeguards were implemented to protect against actual and potential conflicts of interest in light of the fact that the Mergers required agreement among Management and three affiliated, separate and distinct public entities, one of which, MDLY, is controlled by Management through majority equity ownership and two of which, Sierra and MCC, are managed by subsidiaries of MDLY. In order to mitigate such conflicts, each of the Sierra Board, the MCC Board, and the MDLY Board formed a special committee, comprised solely of independent directors of each respective board. Each of the Sierra Special Committee, MCC Special Committee and MDLY Special Committee exercised the authority, granted by each respective board, to, among other things, hire advisors that it deemed appropriate, including in each case its own independent legal counsel and independent financial advisor.

The Settlement

The Delaware Court of Chancery held that the MCC Board breached their fiduciary duties in entering into the MCC Merger, but rejected FrontFour’s claim that Sierra aided and abetted those breaches of fiduciary duties. The Delaware Court of Chancery ordered defendants to issue corrective disclosures consistent with the Delaware Decision, and enjoined a vote of MCC Stockholders on the MCC Merger until such disclosures have been made and MCC Stockholders have had the opportunity to assimilate this information.

In connection with the MCC Stockholder Action, on July 29, 2019, the defendant parties (other than Sierra), on the one hand, and FrontFour Capital Group LLC and FrontFour Master Fund, Ltd., on behalf of themselves and a class of similarly situated stockholders of MCC, on the other hand, entered into a Stipulation of Settlement (the “Settlement”). The Settlement provides that, among other things, the defendant parties to the Settlement (other than MDLY) shall deposit $17 million in cash and shall deposit or cause to be deposited $30 million of Sierra Common Stock (the “Settlement Shares” and, collectively with the cash, the “Settlement Amount”), to a settlement fund that shall be formed immediately after, but on the same date as, the closing of the MCC Merger, which shall be distributed to eligible class members who hold such MCC Common Stock as of the closing of the MCC Merger. The Settlement Amount will be released from escrow and distributed to eligible class members following the completion of the MCC Merger.

QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL
MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS

The following are some questions that you may have regarding the Sierra Special Meeting, the MCC Special Meeting, the MDLY Special Meeting, the Mergers and the proposals being considered at those meetings, along with brief answers to those questions. Unless the context indicates that the Q&A pertains only to the MDLY Merger, the Q&A below is with respect to both the MCC Merger and the MDLY Merger. The questions and answers below highlight only selected information from this Amended Joint Proxy Statement/Prospectus. They do not contain all of the information that may be important to you. You should carefully read this entire Amended Joint Proxy Statement/Prospectus to fully understand the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement, the Mergers, the Sierra Incentive Plan, the proposed Sierra Charter Amendments, the New Sierra Investment Advisory Agreement, and related matters, and the voting procedures for the Sierra Special Meeting, the MCC Special Meeting, and the MDLY Special Meeting.

Q:     Why am I receiving this Amended Joint Proxy Statement/Prospectus?

A:     The Mergers are dependent upon the satisfaction of certain conditions, including but not limited to, the approval of the Mergers by the Sierra Stockholders, the approval of the MCC Merger by the MCC Stockholders, and the approval of the MDLY Merger by the MDLY Stockholders. Sierra, MCC and MDLY are sending this Amended Joint Proxy Statement/Prospectus to their respective stockholders to help them decide how to vote their shares of Sierra Common Stock, MCC Common Stock, and MDLY Common Stock at the Sierra Special Meeting, the MCC Special Meeting, and the MDLY Special Meeting, respectively.

Q:     What will happen in the Mergers?

A:     Amended MCC Merger Agreement:    MCC will, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger.

Amended MDLY Merger Agreement:    MDLY will, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger. Prior to the MDLY Merger Effective Time, all outstanding Medley LLC Units (other than those held by MDLY and other than the Non-Vesting Medley Restricted Units) will be converted into MDLY Class A Common Stock and, in connection with the MDLY Merger, Non-Vesting Medley Restricted Units will be converted into Sierra RSUs such that, in the MDLY Merger, Sierra will acquire 100% of the outstanding equity of MDLY and Merger Sub will continue its existence as a wholly owned subsidiary of Sierra.

As a result of the Mergers, assuming both the MDLY Merger and the MCC Merger are consummated, the investment portfolios of Sierra and MCC will be combined and the investment management function relating to the operation of the Combined Company will be internalized. See “— What will the Combined Company look like following the completion of the Mergers?” (page 25 of this Amended Joint Proxy Statement/Prospectus). If the MDLY Merger is consummated and the MCC Merger is not consummated, the investment portfolios of MCC and Sierra would not be combined; however, the investment management function relating to the operation of the Sierra/MDLY Company in the MDLY Merger would be internalized. See “— If the MDLY Merger is consummated and the MCC Merger is not consummated, what will the Sierra/MDLY Company look like? (page 26 of this Amended Joint Proxy Statement/Prospectus).

Q:     Is the MCC Merger conditioned upon the completion of the MDLY Merger?

A:     Yes. The consummation of the MDLY Merger is a condition to closing of the MCC Merger.

Q:     Is the MDLY Merger conditioned upon the completion and the MCC Merger?

A:      No. The MDLY Merger can be consummated with or without the consummation of the MCC Merger.

Q:     Why is the Sierra Special Committee recommending the consummation of the MDLY Merger even if the MCC Merger is not consummated?

A:     The Sierra Special Committee is recommending that Sierra Stockholders approve the consummation of the MDLY Merger even if the MCC Merger is not consummated, recognizing that certain of the potential benefits of the Mergers might be achieved if the MDLY Merger is consummated and the MCC Merger is not consummated. These benefits include (1) the potential for achieving operational efficiencies and synergies; (2) the public listing of the Sierra/MDLY Company Common Stock will provide liquidity for the Sierra Stockholders, and the market for the shares Sierra/MDLY Company Common Stock is expected to potentially be superior to what would be expected if Sierra merely listed the Sierra Common Stock; (3) the MDLY Merger will result in the internalization of management of the Sierra/MDLY Company, providing for greater control by the Sierra/MDLY Company Board and closer alignment of interests of Management and the Sierra/MDLY Company Stockholders; and (4) the MDLY Merger is expected to be accretive to Sierra’s net investment income and return on equity. See “Special Factors — Reasons for the Mergers — Sierra’s Reasons for the Mergers — Phase 2 Approval.”

Q:     Why did the parties terminate the solicitation of proxies to approve the MCC Merger Agreement and the MDLY Merger Agreement and then enter into the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement?

A:     Following the announcement of the proposed Mergers, on February 11, 2019, the MCC Stockholder Action was commenced in the Delaware Court of Chancery by FrontFour. The complaint alleged that MCC’s directors at that time breached their fiduciary duties to MCC Stockholders in connection with the MCC Merger and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Delaware Court of Chancery issued the Delaware Decision denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed in its complaint. The Delaware Court of Chancery held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger Agreement, but that FrontFour had failed to prove that Sierra aided or abetted those breaches of fiduciary duties. However, in the Delaware Decision, the Delaware Court of Chancery ordered MCC to issue corrective disclosures consistent with the Delaware Decision and enjoined a vote of MCC Stockholders on the proposed MCC Merger until certain disclosures have been made and MCC Stockholders have had the opportunity to assimilate such information.

On April 15, 2019, certain parties to the MCC Stockholder Action reached agreement on the principal terms of a settlement of the MCC Stockholder Action, as reflected in the Term Sheet. The Settlement provides for the settlement of all claims that were or could have been brought against the Medley Parties in the MCC Stockholder Action. Under the Settlement, MCC agreed to seek the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement, which have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement. The Settlement also provides for, if the MCC Merger is consummated, the creation of the Settlement Fund, consisting of $17 million in cash and $30 million of Sierra Common Stock, with the number of shares of Sierra Common Stock to be calculated using the pro forma NAV reported in this Amended Joint Proxy Statement/Prospectus, which will be distributed to the Eligible Class Members. For a more detailed discussion of the reasons that the parties entered into the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, see “Special Factors — Phase 2 — Background of the Mergers”).

Q:     What will the MCC Stockholders and the MDLY Stockholders receive in the MCC Merger and the MDLY Merger, respectively?

A:     MCC: In the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time (other than the Excluded MCC Shares) will be converted into the right to receive 0.66 to 0.68 shares of Sierra Common Stock depending on the amount of Plaintiff Attorney Fees as described in the “Description of Amended MCC Merger Agreement” (collectively, the “MCC Merger Shares” and, such ratio, the “MCC Exchange Ratio”); provided that cash will be paid in lieu of fractional shares of Sierra Common Stock. The MCC Merger Shares and such cash payable in lieu of fractional shares of Sierra Common Stock is referred to collectively as the “MCC Merger Consideration.”

MCC Merger Consideration (per share of MCC Common Stock)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019 and assuming an exchange ratio of 0.67)	$4.27
Total	$4.27

         Based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019 and assuming a MCC Merger Exchange Ratio of 0.67, the MCC Merger Consideration represents a 6.2% discount to MCC’s NAV per share of $4.55 as of June 30, 2019.

         MDLY: In the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger effective time (other than “dissenting shares” and Excluded MDLY Shares) held by:

(a) any person other than any of the Medley LLC Unitholders will be converted into the right to receive 0.2668 shares of Sierra Common Stock (the “MDLY Class A Merger Shares” and such ratio, the “MDLY Class A Exchange Ratio”), provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus $2.96 per share (the “MDLY Class A Merger Cash Consideration” and together with the MDLY Class A Merger Shares and cash in lieu of fractional shares of Sierra Common Stock, the “MDLY Class A Merger Consideration”), as described in detail in the “Description of the Amended MDLY Merger Agreement – Merger Consideration.”

         (b) any Medley LLC Unitholder will be converted into the right to receive 0.2072 shares of Sierra Common Stock (the “MDLY Unitholder Merger Shares” and such ratio, the “MDLY Unitholder Exchange Ratio”) and together with MDLY Class A Exchange Ratio, the “MDLY Exchange Ratios”), provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus $2.66 per share (the “MDLY Unitholder Merger Cash Consideration” together with the MDLY Class A Merger Cash Consideration, the “MDLY Cash Consideration”), as described in detail in the “Description of the Amended MDLY Merger Agreement — Merger Consideration.” The MDLY Unitholder Merger Shares, the cash in lieu of fractional shares of Sierra Common Stock and the MDLY Unitholder Merger Cash Consideration is collectively referred to herein as the MDLY Unitholder Merger Consideration. The MDLY Class A Merger Consideration and the MDLY Unitholder Merger Consideration is collectively referred to herein as the “MDLY Merger Consideration.”

         (c) holders of MDLY Class B Common Stock with shares of MDLY Class B Common Stock issued and outstanding immediately prior to the MDLY Merger Effective time (other than “dissenting shares”) being canceled without consideration therefor.

MDLY Merger Consideration (per share of MDLY Class A Common Stock other than those held by the Medley LLC Unitholders)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019)	$1.70
Cash from Sierra	$2.96
Total	$4.66

         Based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019, the MDLY Class A Merger Consideration of $4.66 per share represents a 44% premium to the market price of MDLY Class A Common Stock of $3.23 per share on November 5, 2019 (the corresponding premium for the MDLY Unitholder Merger Consideration of $3.98 per share is 23%).

Q:     What are MCC Stockholders entitled to under the Settlement?

A:     The Settlement provides that, among other things, the defendant parties to the Settlement (other than MDLY) shall deposit, or cause to be deposited, $17 million in cash (the “Settlement Cash”) and $30 million of Sierra Common Stock with the number of shares of Sierra Common Stock to be calculated using the pro forma NAV reported in this Amended Joint Proxy Statement/Prospectus (the “Settlement Shares” and together with the Settlement Cash, the “Settlement Amount”), to a settlement fund that shall be formed immediately after, but on the same date as, the MCC Merger Closing (the “Settlement Fund”), which shall be distributed to Eligible Class Members.

Q:     How will MCC Stockholders and the MDLY Stockholders receive the MCC Merger Consideration and the MDLY Merger Consideration (as applicable), respectively?

A:     Following the MCC Merger or the MDLY Merger, as applicable, if you are a MCC Stockholder or MDLY Stockholder at the MCC Merger Effective Time or the MDLY Merger Effective Time, respectively, you will receive a letter of transmittal and instructions on how to obtain your portion of the MCC Merger

Consideration or the MDLY Merger Consideration, as applicable. You will receive your respective portion of the MCC Merger Consideration or the MDLY Merger Consideration, as applicable, after the exchange agent for the Mergers receives your properly completed letter of transmittal and/or such other documents that may be required by such exchange agent.

Q:     How will Eligible Class Members receive the Settlement Cash and the Settlement Shares in connection with the Settlement?

A:     In connection with the Settlement, and pursuant to the Amended MCC Merger Agreement, at or prior to the MCC Merger Closing and following the appointment of an escrow agent reasonably acceptable to each of Sierra and MCC (the “Escrow Agent”), MCC shall deposit with the Escrow Agent (solely for the benefit of the Eligible Class Members) the Settlement Cash, and Sierra shall issue and deliver to the Escrow Agent (solely for the benefit of the Eligible Class Members) the Settlement Shares. The Settlement Cash deposited by MCC with the Escrow Agent and the Settlement Shares issued by Sierra to the Escrow Agent shall be held in an escrow fund (the “Escrow Fund”). Pursuant to an escrow agreement to be entered into by and among MCC, Sierra and the Escrow Agent (the “Escrow Agreement”), the Escrow Agent will hold the Settlement Cash and the Settlement Shares in the Escrow Fund and will only release the same to the Settlement Fund upon receiving confirmation that both MCC and Sierra have made the necessary state filings to effectuate the MCC Merger. Sierra has agreed to deliver to the Escrow Agent copies of the filings made in the State of Delaware and the State of Maryland effectuating the MCC Merger required for the Escrow Agent to release and deliver the Settlement Cash and the Settlement Shares in the Escrow Fund to the Settlement Fund.

Q:     What happens if the market price of MCC Common Stock or MDLY Class A Common Stock changes before the closing of the Mergers?

A:     No change will be made to the MCC Exchange Ratio or the MDLY Exchange Ratios, as applicable, if the market prices of MCC Common Stock or MDLY Class A Common Stock change before the Mergers. Because the exchange ratios are fixed, the value of the consideration to be received by MCC Stockholders and MDLY Stockholders in the Mergers will depend on the market price of Sierra Common Stock immediately following the MCC Merger Closing and the MDLY Merger Closing, as applicable.

Q:     Are the exchange ratios subject to any adjustment?

A:     MCC: Yes. The MCC Exchange Ratio varies depending on the amount of the Plaintiff Attorney Fees. See “What will the MCC Stockholders and the MDLY Stockholders receive in the MCC Merger and the MDLY Merger, respectively” above. In addition, if, between the date of the Amended MCC Merger Agreement and the MCC Merger Effective Time, the outstanding shares of Sierra Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change (excluding sales of Sierra Common Stock, sales of Sierra equity-linked securities, and issuance of Sierra Common Stock pursuant to Sierra’s distribution reinvestment plan (the “Sierra Distribution Reinvestment Plan”) or otherwise in lieu of a portion of any cash dividend declared by Sierra), an appropriate and proportionate adjustment will be made to the MCC Exchange Ratio.

MDLY: If, between the date of the Amended MDLY Merger Agreement and the MDLY Merger Effective Time, the outstanding shares of Sierra Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change (excluding sales of Sierra Common Stock, sales of Sierra equity-linked securities, and issuance of Sierra Common Stock pursuant to the Sierra Distribution Reinvestment Plan or otherwise in lieu of a portion of any cash dividend declared by Sierra), an appropriate and proportionate adjustment will be made to the MDLY Exchange Ratios.

Q:     Will the Sierra Common Stock be listed on a national securities exchange following the Mergers?

A:     Yes. If the Mergers are, or only the MDLY Merger is consummated, Sierra Common Stock will be listed on the NYSE under the symbol “SRA”, with such listing expected to be effective as of the closing date of the Mergers or only the MDLY Merger, as applicable. If the MCC Merger is also consummated, Sierra Common Stock will be listed on the TASE, with such listing expected to be effective as of the closing date of the Mergers.

The Combined Company or the Sierra/MDLY Company, as applicable, does not currently intend to continue to conduct the quarterly tender offers conducted by Sierra prior to the Mergers, and the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, may trade at a discount to NAV.

Q:     When and where are the stockholder meetings?

A:     Sierra: The Sierra Special Meeting will take place on [        ] at [        ], Eastern Time, at the offices of Eversheds Sutherland (US) LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036.

         MCC: The MCC Special Meeting will take place on [        ] at [        ], Eastern Time, at the offices of Eversheds Sutherland (US) LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036.

         MDLY: The MDLY Special Meeting will take place on [        ] at [        ], Eastern Time, at the offices of Eversheds Sutherland (US) LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036.

Q:     What is happening at the Sierra Special Meeting, the MCC Special Meeting, and the MDLY Special Meeting?

A:     Sierra: Sierra Stockholders are being asked to consider and vote on the following matters at the Sierra Special Meeting:

•        a proposal to approve the MCC Merger;

•        a proposal to approve the MDLY Merger;

•        a proposal to approve the issuance of the Settlement Shares and the shares of Sierra Common Stock to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a price below its then current NAV per share, if applicable;

•        a proposal to adopt the Sierra Incentive Plan;

•        proposals to adopt the Sierra Charter Amendments;

•        a proposal to approve the New Sierra Investment Advisory Agreement; and

•        a proposal to approve the adjournment of the Sierra Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals, or for other reasons.

MCC: MCC Stockholders are being asked to consider and vote on the following matters at the MCC Special Meeting:

•        a proposal to approve the adoption of the Amended MCC Merger Agreement; and

•        a proposal to approve the adjournment of the MCC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the Amended MCC Merger Agreement, or for other reasons.

MDLY: MDLY Stockholders are being asked to consider and vote on the following matters at the MDLY Special Meeting:

•        a proposal to approve the adoption of the Amended MDLY Merger Agreement; and

•        a proposal to approve the adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons.

Q:     How do I vote?

A:     Sierra: If you are a holder of record of shares of Sierra Common Stock as of the close of business on the Sierra Record Date, you may vote on the applicable proposals by:

•        attending the Sierra Special Meeting in person as specified on the enclosed WHITE proxy card;

•        accessing the Internet website specified on the enclosed WHITE proxy card;

•        calling the toll-free number specified on the enclosed WHITE proxy card; or

•        signing and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

All shares of Sierra Common Stock represented by properly executed proxies received in time for the Sierra Special Meeting will be voted in the manner specified by the Sierra Stockholders giving those proxies. Unless your shares are held in a brokerage account, if you sign, date and send the enclosed proxy card and do not indicate how you want to vote on a proposal, your proxy will be voted for each of the Sierra proposals.

If you hold shares of Sierra Common Stock in the name of a broker, bank or nominee, please follow the voting instructions provided by your broker, bank or nominee to ensure that your shares are represented at the Sierra Special Meeting.

MCC: If you are a holder of record of shares of MCC Common Stock as of the close of business on the MCC Record Date, you may vote on the applicable proposals by:

•        attending the MCC Special Meeting in person as specified on the enclosed WHITE proxy card;

•        accessing the Internet website specified on the enclosed WHITE proxy card;

•        calling the toll-free number specified on the enclosed WHITE proxy card; or

•        signing and returning the WHITE enclosed proxy card in the postage-paid envelope provided.

         All shares of MCC Common Stock represented by properly executed proxies received in time for the MCC Special Meeting will be voted in the manner specified by the MCC Stockholders giving those proxies. Unless your shares are held in a brokerage account, if you sign, date and send the enclosed proxy card and do not indicate how you want to vote on a proposal, your proxy will be voted for each of the MCC proposals.

         If you hold shares MCC Common Stock in the name of a broker, bank or nominee, please follow the voting instructions provided by your broker, bank or nominee to ensure that your shares are represented at the MCC Special Meeting.

MDLY: If you are a holder of record of shares of MDLY Common Stock as of the close of business on the MDLY Record Date, you may vote on the applicable proposals by:

•        attending the MDLY Special Meeting in person as specified on the enclosed WHITE proxy card;

•        accessing the Internet website specified on the enclosed WHITE proxy card;

•        calling the toll-free number specified on the enclosed WHITE proxy card; or

•        signing and returning the WHITE enclosed proxy card in the postage-paid envelope provided.

All shares of MDLY Common Stock represented by properly executed proxies received in time for the MDLY Special Meeting will be voted in the manner specified by the MDLY Stockholders giving those proxies. Unless your shares are held in a brokerage account, if you sign, date and send the enclosed proxy card and do not indicate how you want to vote on a proposal, your proxy will be voted for each of the MDLY proposals.

If you hold shares of MDLY Common Stock in the name of a broker, bank or nominee, please follow the voting instructions provided by your broker, bank or nominee to ensure that your shares are represented at the MDLY Special Meeting.

Q:     What constitutes a quorum at the stockholder meetings?

A:     Sierra: The presence, in person or by proxy, of the holders of one-third of issued and outstanding shares of Sierra Common Stock as of the Sierra Record Date will constitute a quorum for the purposes of the Sierra Special Meeting.

MCC: The presence, in person or by proxy, of the holders of a majority of issued and outstanding shares of MCC Common Stock as of the MCC Record Date will constitute a quorum for the purposes of the MCC Special Meeting.

MDLY: The presence, in person or by proxy, of the holders of a majority in voting power of MDLY Common Stock issued and outstanding as of the MDLY Record Date will constitute a quorum for the purposes of the MDLY Special Meeting.

Q:     How do the boards of directors of Sierra, MCC and MDLY recommend that I vote?

A:     Sierra: Based upon the recommendation of the Sierra Special Committee, the Sierra Board unanimously recommends Sierra Stockholders vote “FOR” each of the Sierra proposals.

MCC: Based upon the recommendation of the MCC Special Committee, the MCC Board unanimously recommends MCC Stockholders vote “FOR” the approval of the adoption of the Amended MCC Merger Agreement and “FOR” the adjournment of the MCC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the Amended MCC Merger Agreement, or for other reasons.

MDLY: Based upon the recommendation of the MDLY Special Committee, the MDLY Board unanimously recommends MDLY Stockholders vote “FOR” the approval of the adoption of the Amended MDLY Merger Agreement and “FOR” the adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons.

Q:     What Sierra Stockholder vote is required to approve the Sierra proposals?

A:      •        Sierra Proposal #1 (approval of the MCC Merger) and Sierra Proposal #2 (approval of the MDLY Merger):    The holders of a majority of the outstanding shares of Sierra Common Stock as of the Sierra Record Date must affirmatively vote “FOR” in order for the MCC Merger and the MDLY Merger to be approved. Because the vote on each proposal is based on the total number of shares of Sierra Common Stock outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

•        Sierra Proposal #3 (issuance of the Settlement Shares and Sierra Common Stock pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement):    Under the Investment Company Act, Sierra is not permitted to issue shares of Sierra Common Stock at a price below the then current NAV per share unless such issuance is approved by a majority of the holders of (1) the outstanding shares of Sierra Common Stock and (2) the outstanding shares of Sierra Common Stock held by persons who are not affiliated persons of Sierra. The vote of holders of a “majority,” as defined in the Investment Company Act, means the vote of the holders of the lesser of (1) 67% or more of the outstanding shares of Sierra Common Stock present or represented by proxy at the Sierra Special Meeting if the holders of more than 50% of the shares of Sierra Common Stock are present or represented by proxy or (2) more than 50% of the outstanding shares of Sierra Common Stock. In order to issue shares at a price below NAV pursuant to this approval, the Sierra Board would need to make certain determinations as required under the Investment Company Act. Abstentions and “broker non-votes” will have the effect of a vote “AGAINST” the proposal. See “The Special Meeting of Sierra — Vote Required” (page 334 of this Amended Joint Proxy Statement/Prospectus) for more information on Sierra Proposal #3.

•        Sierra Proposal #4 (adoption of the Sierra Incentive Plan):    The majority of the votes cast by the holders of Sierra Common Stock as of the Sierra Record Date present or represented by proxy at the Sierra Special Meeting must affirmatively vote “FOR” Sierra Proposal #4 in order for it to be approved (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions have the same effect as votes cast against the proposal, while “broker non-votes” will not be included in determining the number of votes cast and, as a result, do not affect the outcome.

•        Sierra Proposal #5 (adoption of the Sierra Charter Amendments):    the requisite Sierra Stockholder approval depends on the particular Sierra Charter Amendment being considered, as described below.

•        Charter Amendment Proposals #5(A)(i) through (A)(xi):    The holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast as of the Sierra Record Date must affirmatively vote “FOR” the approval of each of Charter Amendment Proposals #5(A)(i) through (A)(xi) in order for it to be approved. Abstentions and “broker non-votes” will not count as affirmative votes cast and will therefore have the same effect as votes “AGAINST” each of Charter Amendment Proposals #5(A)(i) through (A)(xi).

•        Charter Amendment Proposal #5(B):    The holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast as of the Sierra Record Date must affirmatively vote “FOR” the approval of Charter Amendment Proposal #5(B). Abstentions and “broker non-votes” will not count as affirmative votes cast and will therefore have the same effect as votes “AGAINST” Charter Amendment Proposal #5(B).

•        Charter Amendment Proposal #5(C):    The holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast on the matter as of the Sierra Record Date must affirmatively vote “FOR” the approval of Charter Amendment Proposal #5(C). Abstentions and “broker non-votes” will not count as affirmative votes cast and will therefore have the same effect as votes “AGAINST” Charter Amendment Proposal #5(C).

•        Charter Amendment Proposal #5(D):    The holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast on the matter as of the Sierra Record Date must affirmatively vote “FOR” the approval of Charter Amendment Proposal #5(D). Abstentions and “broker non-votes” will not count as affirmative votes cast and will therefore have the same effect as votes “AGAINST” Charter Amendment Proposal #5(D).

•        Charter Amendment Proposal #5(E):    The holders of shares of Sierra Common Stock entitled to cast at least two-thirds of all the votes entitled to be cast as of the Sierra Record Date must affirmatively vote “FOR” the approval of Charter Amendment Proposal #5(E). Abstentions and “broker non-votes” will not count as affirmative votes cast and will therefore have the same effect as votes “AGAINST” Charter Amendment Proposal #5(E).

•        Sierra Proposal #6 (approval of the New Sierra Investment Advisory Agreement):    A majority of the holders of (1) the outstanding shares of Sierra Common Stock as of the Sierra Record Date and (2) the outstanding shares of Sierra Common Stock as of the Sierra Record Date held by persons who are not affiliated persons of Sierra, each must affirmatively vote “FOR” the proposal in order for it to be approved. The vote of holders of a “majority,” as defined in the Investment Company Act, means the vote of the holders of the lesser of (1) 67% or more of the outstanding shares of Sierra Common Stock present or represented by proxy at the Sierra Special Meeting if the holders of more than 50% of the shares of Sierra Common Stock are present or represented by proxy or (2) more than 50% of the outstanding shares of Sierra Common Stock. Because the vote on the proposal is based on the total number of shares outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

Q:     What MCC Stockholder vote is required to approve MCC Proposal #1 (approval of the adoption of the Amended MCC Merger Agreement)?

A:     A majority of the outstanding shares of MCC Common Stock as of the MCC Record Date must affirmatively vote “FOR” MCC Proposal #1 in order for it to be approved. Because the vote on the proposal is based on the total number of shares of MCC Common Stock outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

Q:     What MDLY Stockholder vote is required to approve MDLY Proposal #1 (approval of the adoption of the Amended MDLY Merger Agreement)?

A:     The holders of a majority of the voting power of the outstanding shares of MDLY Common Stock as of the MDLY Record Date must affirmatively vote “FOR” MDLY Proposal #1 in order for it to be approved. Because the vote on the proposal is based on the total number of shares of MDLY Common Stock outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal. As a result of the voting control of Medley Group LLC of [        ]% of the voting power of the outstanding shares of MDLY Common Stock as of the MDLY Record Date, the approval of the adoption of the Amended MDLY Merger Agreement by MDLY Stockholders is assured.

Q:     How were the actual and potential conflicts of interests addressed in consideration of the approval of the Mergers?

A:     Various safeguards were implemented to protect against actual and potential conflicts of interests in light of the fact that the Mergers required agreement among Management and three affiliated, separate and distinct public entities, one of which, MDLY, is controlled by Management through majority equity ownership and two of which, Sierra and MCC, are managed by subsidiaries of MDLY. In order to mitigate such conflicts, each of the Sierra Board, the MCC Board, and the MDLY Board formed a special committee, comprised solely of independent directors of each respective board. Each of the Sierra Special Committee, MCC Special Committee and MDLY Special Committee exercised the authority, granted by each respective board, to hire advisors that it deemed appropriate, including in each case its own independent legal counsel and independent financial advisor. Moreover, the role that each of Management, the Sierra Special Committee, MCC Special Committee and MDLY Special Committee served varied during Phase 1 and Phase 2 (each as defined in the section entitled “Special Factors”). For a more detailed discussion of the processes undertaken to mitigate Management’s conflicts of interests and role in the Mergers, see “Special Factors — Overview of the Background of the Mergers — Management’s Conflicts of Interests and Role in the Mergers — Phase 1 Considerations” (page 79 of this Amended Joint Proxy Statement/Prospectus); and “Special Factors — Overview of the Background of the Mergers — Management’s Conflicts of Interests and Role in the Mergers — Phase 2 Considerations” (page 81 of this Amended Joint Proxy Statement/Prospectus). For a more detailed description of the process undertaken by each of the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee, see “Special Factors — Phase 1  — Background of the Mergers — Sierra — Process Undertaken During Phase 1” (page 87 of this Amended Joint Proxy Statement/Prospectus), “Special Factors — Phase 1 — Background of the Mergers — MCC — Process Undertaken During Phase 1” (page 99 of this Amended Joint Proxy Statement/Prospectus), and “Special Factors — Phase 1 — Background of the Mergers — MDLY — Process Undertaken During Phase 1” (page 102 of this Amended Joint Proxy Statement/Prospectus); and see “Special Factors — Phase 2 — Background of the Mergers — Sierra — Process Undertaken During Phase 2” (page 137 of this Amended Joint Proxy Statement/Prospectus), “Special Factors — Phase 2 — Background of the Mergers — MCC — Process Undertaken During Phase 2” (page 145 of this Amended Joint Proxy Statement/Prospectus), and “Special Factors — Phase 2 — Background of the Mergers — MDLY — Process Undertaken During Phase 2” (page 151 of this Amended Joint Proxy Statement/Prospectus).

Q:     Did the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee receive opinions from financial advisors regarding the merger consideration?

A:     Sierra: Yes. For more information, see “Special Factors — Opinion of Financial Advisor to the Sierra Special Committee” (page 173 of this Amended Joint Proxy Statement/Prospectus).

         MCC: Yes. For more information, see “Special Factors — Opinion of Financial Advisor to the MCC Special Committee” (page 183 of this Amended Joint Proxy Statement/Prospectus).

         MDLY: Yes. For more information, see “Special Factors — Opinion of Financial Advisor to the MDLY Special Committee” (page 195 of this Amended Joint Proxy Statement/Prospectus).

Q:     Who is responsible for paying the expenses relating to completing the Mergers, including the preparation of this Amended Joint Proxy Statement/Prospectus and the solicitation of proxies?

A:     Amended MCC Merger Agreement:    In general, Sierra and MCC will each be responsible for its own fees and expenses incurred in connection with the Amended MCC Merger Agreement and the transactions contemplated thereby, including the completion of the MCC Merger, as the case may be, irrespective of whether the MCC Merger is completed.

         Amended MDLY Merger Agreement:    In general, Sierra and MDLY will each be responsible for its own fees and expenses incurred in connection with the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the completion of the MDLY Merger, as the case may be, irrespective of whether the MDLY Merger is completed.

        However, the costs and expenses of preparing, filing, printing and mailing the Registration Statement on Form N-14 and related Amended Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the MCC Merger and the MDLY Merger, and the fees of any filings under the HSR Act, will be borne equally by Sierra, MCC, and MDLY. See “Description of the Amended MCC Merger Agreement — Transaction Expenses” (page 365 of this Amended Joint Proxy Statement/Prospectus) and “Description of the Amended MDLY Merger Agreement — Transaction Expenses” (page 390 of this Amended Joint Proxy Statement/Prospectus).

Q:     Will I receive dividends after the effective time of the MCC Merger and the MDLY Merger?

A:     To the extent Sierra, as the Combined Company or the Sierra/MDLY Company, as applicable, declares and pays dividends on the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, all holders of Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable (including former holders of MCC Common Stock and MDLY Class A Common Stock, as applicable) as of the relevant record dates will be entitled to receive such dividends. However, no dividends or other distributions declared with respect to Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, to stockholders of record on or after the MCC Merger Effective Time or MDLY Merger Effective Time, as applicable, will be paid to the holder of any unsurrendered certificate of MCC Common Stock or MDLY Class A Common Stock, as applicable, unless and until the holder thereof has surrendered such certificate in accordance with the terms of the relevant merger agreement. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such certificate, the record holder of such certificate will be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the effective time theretofore payable with respect to the whole shares of Sierra Common Stock represented by such certificate and not paid to the relevant stockholder prior to the date of surrender, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, represented by such certificate with a record date after the effective time (but before such surrender date) and with a payment date subsequent to the surrender date. For a history of the dividends and distributions paid by Sierra, MCC, and MDLY, see “Market Price, Dividend and Distribution Information” (page 484 of this Amended Joint Proxy Statement/Prospectus).

Q:     Are there any conditions to the MCC Merger Closing that must be satisfied for the MCC Merger to be completed?

A:     Yes. In addition to the approvals of the Sierra Stockholders and MCC Stockholders described herein, there are a number of conditions that must be satisfied or waived for the MCC Merger to be consummated under the Amended MCC Merger Agreement, including but not limited to: (a) the consummation of the MDLY Merger, (b) obtaining an exemptive order from the SEC in connection with the Mergers, (c) expiration or termination of any applicable waiting period (and any extension thereof) under the HSR Act, (d) receipt of certain third party consents and approvals relating to joint venture arrangements of Sierra and MCC and certain consents relating to private funds and managed accounts of MDLY, (e) there having been no rescission of the receipt of confirmation that Merger Sub will, following the MDLY Merger, be treated as a portfolio investment and will not be consolidated on the Combined Company’s financial statements, and (f) final approval of the settlement of the MCC Stockholder Action pursuant to the Settlement. See “Description of the Amended MCC Merger Agreement — Conditions to the MCC Merger” (page 366 of this Amended Joint Proxy Statement/Prospectus).

Q:     Are there any conditions to the MDLY Merger Closing that must be satisfied for the MDLY Merger to be completed?

A:     Yes. In addition to the approvals of the Sierra Stockholders and MDLY Stockholders described herein, there are a number of conditions that must be satisfied or waived for the MDLY Merger to be consummated under the Amended MDLY Merger Agreement, including but not limited to: (a) obtaining an exemptive order from the SEC in connection with the Mergers or the MDLY Merger, as applicable, (b) on (and not sooner than) the MDLY Merger Closing Date but prior to the MDLY Merger Effective Time, conversion of all issued and outstanding Medley LLC Units (including the Vesting Medley LLC Restricted Units) other than Non-Vesting Medley Restricted Units and Medley LLC Units held by MDLY, into MDLY Class A Common Stock in accordance with the Exchange Agreement and the Amended MDLY Merger Agreement and no shares of MDLY Class A Common Stock issued in such conversion shall have been transferred by a Medley LLC Unitholder prior to the MDLY Merger Effective Time, (c) execution, delivery and effectiveness of the Tax Receivable Termination Agreement and each of the representations and warranties of the Medley LLC Unitholders under the Tax Receivable Termination Agreement shall be true and correct in all material respects on and as if made as of the MDLY Merger Closing Date and each Medley LLC Unitholder shall have complied with each of its covenants set forth in the Tax Receivable Termination Agreement since the date thereof, (d) MDLY obtaining written consents relating to the continuation, following the MDLY Merger Effective Time, of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018, (e) there having been no rescission of the receipt of confirmation that the equity of Merger Sub will, following the MDLY Merger, be treated as a portfolio investment of the Combined Company or the Sierra/MDLY Company, as applicable, and reflected in the consolidated financial statements of the Combined Company or the Sierra/MDLY Company, as applicable, at fair value for accounting purposes, and that Merger Sub’s financial results will not be consolidated into the financial statements of the Combined Company or the Sierra/MDLY Company, as applicable, and (f) entry by specified executives into employment agreements, effective at the MDLY Merger Effective Time, substantially in the forms attached to the Amended MDLY Merger Agreement. See “Description of the Amended MDLY Merger Agreement — Conditions to the MDLY Merger” (page 390 of this Amended Joint Proxy Statement/Prospectus). The MDLY Merger is not conditioned on the consummation of the MCC Merger.

Q:     How will the Combined Company be managed following the completion of the Mergers?

A:     On [        ], 2019, the Sierra Board took the necessary actions to appoint individuals to serve as directors and executive officers of the Combined Company. Effective as of the closing of the Mergers, the following actions will occur with respect to the Combined Company Board and the management of the Combined Company: (1) Seth Taube will resign from his positions as a director and Chief Executive Officer of Sierra, (2) Brook Taube will be appointed as Chief Executive Officer, President, and Chief Investment Officer of the Combined Company and a member of the Combined Company Board, (3) one independent director of MCC will be selected by the independent directors of the Sierra Board, and (4) if the independent directors of the Sierra Board elect in their sole discretion, an additional independent director who will be selected by the independent directors of the Sierra Board. The current independent directors of Sierra, Oliver T. Kane, Valerie Lancaster-Beal, and Stephen R. Byers, will continue as directors of the Combined Company Board. In addition, effective as of the closing of the Mergers, one of the current independent directors of Sierra will be appointed to serve as the Chair of the Combined Company Board.

         Effective as of the closing of the Mergers, the following persons will serve as the Combined Company’s executive officers or key employees in the following capacities:

Name	Position(s) Held
Brook Taube	Chief Executive Officer, President, Chief Investment Officer and a member of the Combined Company Board
Seth Taube	Senior Executive Vice President and Senior Managing Director
Richard T. Allorto, Jr.	Chief Financial Officer, Treasurer, Senior Executive Vice President, and Senior Managing Director
John D. Fredericks	General Counsel, Chief Compliance Officer, Secretary, Senior Executive Vice President, and Senior Managing Director
Samuel Anderson	Head of Capital Markets & Risk Management, Senior Executive Vice President, and Senior Managing Director
Christopher Taube	Head of Institutional Fundraising, Senior Executive Vice President, and Senior Managing Director

         For more information regarding the management of the Combined Company, see “Information about the Combined Company — Management” (page 783 of this Amended Joint Proxy Statement/Prospectus).

Q:     If the MDLY Merger is consummated and the MCC Merger is not consummated, how will the Sierra/MDLY Company be managed?

A:     On [        ], 2019, the Sierra Board took the necessary actions to appoint individuals to serve as directors and executive officers of the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated. Effective as of the MDLY Merger Closing, the following actions will occur with respect to the Sierra/MDLY Company Board and the management of the Sierra/MDLY Company: (1) Seth Taube will resign from his positions as a director and Chief Executive Officer of Sierra, (2) Brook Taube will be appointed as Chief Executive Officer, President, and Chief Investment Officer of the Sierra/MDLY Company and a member of the Sierra/MDLY Company Board, and (3) if the independent directors of the Sierra Board elect in their sole discretion, an additional independent director who will be selected by the independent directors of the Sierra Board. The current independent directors of Sierra, Oliver T. Kane, Valerie Lancaster-Beal, and Stephen R. Byers, will continue as directors of the Sierra/MDLY Company Board. In addition, effective as of the MDLY Merger Closing, one of the current independent directors of Sierra will be appointed to serve as the Chair of the Sierra/MDLY Company Board.

         Effective as of the MDLY Merger Closing, the following persons will serve as the Sierra/MDLY Company’s executive officers or key employees in the following capacities:

Name	Position(s) Held
Brook Taube	Chief Executive Officer, President, Chief Investment Officer and a member of the Combined Company Board
Seth Taube	Senior Executive Vice President and Senior Managing Director
Richard T. Allorto, Jr.	Chief Financial Officer, Treasurer, Senior Executive Vice President, and Senior Managing Director
John D. Fredericks	General Counsel, Chief Compliance Officer, Secretary, Senior Executive Vice President, and Senior Managing Director
Samuel Anderson	Head of Capital Markets & Risk Management, Senior Executive Vice President, and Senior Managing Director
Christopher Taube	Head of Institutional Fundraising, Senior Executive Vice President, and Senior Managing Director

         For more information regarding the management of the Sierra/MDLY Company, see “Information about the Sierra/MDLY Company — Management.”

Q:     How do Sierra’s investment objective and strategies differ from MCC’s investment objective and strategies?

A:     The following table presents a comparison of Sierra’s and MCC’s investment objective and strategies:

	Sierra	MCC
Investment Objective	To generate current income, and to a lesser extent, long-term capital appreciation by primarily lending to and investing in the debt of privately-owned U.S. middle-market companies	To generate current income and capital appreciation by lending to privately-owned middle market companies, primarily through directly originated transactions
Investment Focus	First lien senior secured debt, second lien secured debt and, to a lesser extent, subordinated debt	Senior secured first lien loans and senior secured second lien loans
Investment Range	Investment sizes will vary as Sierra’s capital base changes and will ultimately be at the discretion of SIC Advisors subject to oversight by the Sierra Board	Between $10 million and $50 million
Target Borrower	U.S. companies operating in a broad range of industries with annual revenue between $50 million and $1 billion	U.S. companies operating in a variety of industries with enterprise or asset values between $25 million and $250 million
Equity and Equity-Related Investments

May make equity investments in companies that Sierra believes will generate appropriate risk adjusted returns, although Sierra does not expect such investments to be a substantial portion of its portfolio

In connection with some of MCC’s investments, MCC receives warrants or other equity participation features

         Following the completion of the Mergers or the MDLY Merger, as applicable, the Combined Company’s or the Sierra/MDLY Company’s, as applicable, investment objective and principal investment strategies will be the same as Sierra’s current investment objective and principal investment strategies, as described above. In connection with the Mergers, neither Sierra nor MCC expects to sell any investments in order for such investments to comply with the Combined Company’s investment objective and principal investment strategies. In addition, if the MDLY Merger is consummated and the MCC Merger is not consummated, Sierra does not expect to sell any investments in order for such investments to comply with the Sierra/MDLY Company’s investment objective and principal investment strategies.

         SIC Advisors currently serves as the registered investment adviser of Sierra, MCC Advisors currently serves as the registered investment adviser of MCC, and, following the consummation of the Mergers or the MDLY Merger, as applicable, MCC Advisors will serve as the wholly owned registered investment adviser of the Combined Company or the Sierra/MDLY Company, as applicable. If the MDLY Merger is consummated and the MCC Merger is not consummated, the investment portfolios of MCC and Sierra would not be combined; however, the investment management function relating to the operation of the Sierra/MDLY Company would be internalized and MCC Advisors will serve as the wholly owned registered investment adviser of the Sierra/MDLY Company.

Q:     What will the Combined Company look like following the completion of the Mergers?

A:     Upon the completion of the Mergers, the investment management function relating to the operation of the Combined Company will be internalized and Merger Sub, as the surviving company in the MDLY Merger, will be a wholly owned subsidiary and wholly owned portfolio company of the Combined Company.

Simplified Structure before the Completion of both of the Mergers

Simplified Structure Following the Completion of both of the Mergers

         The following table presents the mix of investments for Sierra and MCC as of June 30, 2019 and pro forma for the Sierra/MDLY Company or the Combined Company, as applicable, as of June 30, 2019:

	Actual Sierra	Pro Forma Sierra/MDLY Company	Actual MCC	Pro Forma Combined Company
Senior Secured First Lien Term Loans	50.0%	43.0%	48.1%	49.2%
Senior Secured Second Lien Term Loans	18.6	15.7	7.1	14.5
Senior Secured First Lien Notes	3.7	3.2	4.1	3.9
Subordinated Notes	8.3	7.1	—	5.2
Unsecured Debt	—	—	0.6	0.2
Sierra Senior Loan Strategy JV I LLC / MCC Senior Loan Strategy JV I LLC	9.5	8.1	15.3	11.7
Equity/Warrants	9.9	22.9	24.5	15.3
Total	100.0%	100.0%	100.0%	100.0%

For information about Sierra’s and MCC’s total assets, total liabilities and NAV per share as of June 30, 2019, the pro forma Sierra/MDLY Company’s total assets, total liabilities and NAV per share as of June 30, 2019, and the pro forma Combined Company’s total assets, total liabilities and NAV per share as of June 30, 2019, see “Unaudited Pro Forma Condensed Consolidated Financial Statements” (page 411 of this Amended Joint Proxy Statement/Prospectus).

Q:     If the MDLY Merger is consummated and the MCC Merger is not consummated, what will the Sierra/MDLY Company look like?

A:     Upon the completion of the MDLY Merger, the investment management function relating to the operation of the Sierra/MDLY Company will be internalized and Merger Sub, as the surviving company in the MDLY Merger, will be a wholly owned subsidiary and wholly owned portfolio company of the Sierra/MDLY Company. If the MDLY Merger is consummated and the MCC Merger is not consummated, the investment portfolios of Sierra and MCC would not be combined.

Q:     What is expected to happen to annual expenses of the Combined Company following the completion of the Mergers?

A:     As is shown in more detail in “Comparative Fees and Expenses,” the Companies expect that the estimated pro forma combined expenses, as a percentage of NAV, will be lower than MCC’s historical expenses and higher than Sierra’s historical expenses. Specifically, the estimated total annual expenses, as a percentage of NAV, is projected to be 9.38%, 19.03%, and 11.59% of a stockholder’s investment in Sierra, MCC, and the pro forma Combined Company, respectively. The expense comparisons do not take into account the operating expenses of Merger Sub, which are not expected to be consolidated into the Combined Company’s financial statements (but which are indirectly borne by the Combined Company Stockholders). Following the completion of the Mergers, the Companies expect that the Combined Company will achieve certain cost savings and synergies when the investment portfolios of Sierra and MCC are integrated and the businesses and administrative operations of Sierra, MCC, and MDLY are integrated. Such cost savings and synergies include the benefit of reduced expenses due to the elimination of duplicative expenses of approximately $3.2 million consisting of professional fees associated with audit, tax, valuation and legal services, transfer agent fees, board of director fees, director and officer insurance, administrator expenses, and other public company expenses, which are reflected in the pro forma Combined Company expenses set forth in the “Comparative Fees and Expenses” table.

Q:     If the MDLY Merger is consummated and the MCC Merger is not consummated, what is expected to happen to annual expenses of the Sierra/MDLY Company?

A:     As is shown in more detail in “Comparative Fees and Expenses,” Sierra and MDLY expect that the Sierra/MDLY Company’s estimated pro forma combined expenses, as a percentage of NAV, will be lower than Sierra’s historical expenses. Specifically, the estimated total annual expenses, as a percentage of NAV, is projected to be 9.38% and 9.11% of a stockholder’s investment in Sierra and the pro forma Sierra/MDLY Company, respectively. The expense comparisons do not take into account the operating expenses of Merger Sub, which are not expected to be consolidated into the Sierra/MDLY Company’s financial statements (but which are indirectly borne by the Sierra/MDLY Company Stockholders). Following the completion of the MDLY Merger, Sierra and MDLY expect that the Sierra/MDLY Company will achieve certain cost savings and synergies when the businesses and administrative operations of Sierra and MDLY are integrated.

Q:     What percentage of the Combined Company Common Stock will Sierra Stockholders, MCC Stockholders, and MDLY Stockholders own following the consummation of the Mergers?

A:     If the Mergers are completed, based on the number of shares of Sierra Common Stock, MCC Common Stock, MDLY Class A Common Stock, and Medley LLC Units issued and outstanding as of June 30, 2019, Sierra Stockholders will own approximately 67.4% to 67.9% of the outstanding Combined Company Common Stock, MCC Stockholders will own approximately 27.5% to 28.0% of the outstanding Combined Company Common Stock, and MDLY Stockholders will own approximately 4.5% to 4.6% of the outstanding Combined Company Common Stock. The actual percentage of the outstanding Combined Company Common Stock owned by Sierra Stockholders, MCC Stockholders, and MDLY Stockholders will depend on the MCC Exchange Ratio. The MCC Exchange Ratio will depend on the amount of the Plaintiff Attorney Fees. See “What will the MCC Stockholders and the MDLY Stockholders receive in the MCC Merger and the MDLY Merger, respectively” above. The amount of the Plaintiff Attorney Fees will be determined in connection with the approval of the Settlement by the Delaware Court of Chancery. Therefore, until such time, Sierra Stockholders, MCC Stockholders, and MDLY Stockholders will not know with certainty their respective ownership percentage of the Combined Company Common Stock.

Q:     If the MDLY Merger is consummated and the MCC Merger is not consummated, what percentage of the Sierra/MDLY Company Common Stock will Sierra Stockholders and MDLY Stockholders own following the consummation of the MDLY Merger?

A:     If the MDLY Merger is consummated and the MCC Merger is not consummated, based on the number of shares of Sierra Common Stock, MDLY Class A Common Stock, and Medley LLC Units issued and outstanding as of June 30, 2019, Sierra Stockholders will own approximately 93.7% of the outstanding Sierra/MDLY Company Common Stock and MDLY Stockholders will own approximately 6.3% of the outstanding Sierra/MDLY Company Common Stock.

Q:     Are the Sierra Stockholders, the MCC Stockholders, and the MDLY Stockholders able to exercise dissenters’ rights or appraisal rights in connection with the MCC Merger and the MDLY Merger, as applicable?

A:     Sierra: Sierra Stockholders will not have the right to exercise dissenters’ rights of appraisal (or rights of an objecting stockholder under the MGCL) in connection with either the MCC Merger or the MDLY Merger.

         MCC: MCC Stockholders will not have the right to exercise dissenters’ rights of appraisal in connection with the MCC Merger.

         MDLY: MDLY Stockholders are entitled to appraisal rights under Section 262 of the DGCL in connection with the MDLY Merger, provided they follow the procedures and satisfy the conditions set forth in Section  62 of the DGCL. A copy of Section 262 of the DGCL is attached as Appendix k to this Amended Joint Proxy Statement/Prospectus. Failure to strictly comply with Section 262 will result in the loss of appraisal rights. A proxy or vote against the MDLY Merger proposal will not be deemed an appraisal demand. Due to the complexity of the provisions of Section 262 of the DGCL, any MDLY Stockholder considering exercising its appraisal rights under Section 262 of the DGCL is urged to consult his, her or its own legal advisor. See “Description of the Amended MDLY Merger Agreement — Appraisal Rights” (page 374 of this Amended Joint Proxy Statement/Prospectus) and “Appraisal Rights of MDLY Stockholders” (page 826 of this Amended Joint Proxy Statement/Prospectus).

Q:     When do Sierra, MCC, and MDLY expect to complete the Mergers?

A:     While there can be no assurance as to the exact timing, or that the Mergers will be completed at all, Sierra, MCC, and MDLY anticipate that the MCC Merger and the MDLY Merger will close in the first quarter of 2020. Sierra, MCC, and MDLY currently expect to complete the Mergers promptly following receipt of the required approvals at the Sierra Special Meeting, the MCC Special Meeting, and the MDLY Special Meeting and satisfaction of the other closing conditions set forth in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, and as described above and in this Amended Joint Proxy Statement/Prospectus.

Q:     Is the MCC Merger expected to be taxable to stockholders?

A:     For U.S. federal income tax purposes, the parties intend for and expect that the MCC Merger to be treated as a tax-free reorganization. As a result, MCC Stockholders generally should not recognize gain or loss as result of the MCC Merger except to the extent that they receive cash in lieu of fractional shares of Sierra Common Stock for U.S. federal income tax purposes. Holders of MCC Common Stock should consult their own tax advisors concerning the tax consequences of the MCC Merger to them in light of their own unique circumstances. In addition, holders of MCC Common Stock should consult their own tax advisors to determine the U.S. federal, state, local, and foreign tax consequences of the receipt of the Settlement Amount.

Q:     Is the MDLY Merger expected to be taxable to stockholders?

A:     For U.S. federal income tax purposes, the parties anticipate the MDLY Merger will be a taxable transaction. Therefore, a U.S. holder (as defined below in the section entitled “Material U.S. Federal Income Tax Consequences — Scope of Discussion”) generally will recognize capital gain or loss equal to the value of Sierra Common Stock received plus any cash received less their basis in their shares of MDLY Class A Common Stock. Except in certain circumstances described in “Material U.S. Federal Income Tax Consequences — Tax Consequences of the Mergers”, a Non-U.S. holder (as defined below in the section entitled “Material U.S. Federal Income Tax Consequences — Scope of the Discussion”) generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of MDLY Class A Common Stock for any shares of Sierra Common Stock and cash in the MDLY Merger. Holders of MDLY Class A Common Stock should consult their own tax advisors concerning the tax consequences of the MDLY Merger to them in light of their own unique circumstances.

Q:     What was the result of the “go shop” process conducted by the MCC Special Committee under the Amended MCC Agreement?

A:     On October 14, 2019, MCC announced that the “go-shop” conducted by the MCC Special Committee did not produce a MCC Merger Superior Proposal. The MCC Board continues to recommend that the MCC Stockholders adopt the Amended MCC Merger Agreement.

         Starting on September 27, 2019, the date on which the Go-Shop Period expired, subject to certain exceptions for Excluded Parties as defined in the Amended MCC Merger Agreement applicable through October 11, 2019, MCC became subject to customary “no shop” provisions under the Amended MCC Merger Agreement.  The “no shop” provisions restrict the ability of MCC and its representatives to solicit alternative acquisition proposals from, engage in negotiations or discussions with, or provide confidential information to, third parties, subject to customary “fiduciary out” provisions.

During the Go-Shop Period, Houlihan Lokey, the independent financial advisor retained by the MCC Special Committee, contacted 194 potential buyers and strategic partners to solicit interest in making a proposal, resulting in 27 parties executing non-disclosure agreements with MCC. These parties were provided access to certain information regarding MCC. Seven parties submitted initial indications of interest with a total of 12 proposals. Following discussions between these parties and representatives of MCC, three of these parties submitted revised indications of interest with a total of four proposals. Subsequently, two of these parties submitted further revised indications of interest. After extensive negotiations with these parties, and after consulting with its independent financial and legal advisors, the MCC Special Committee did not find that any of the proposals constituted a MCC Merger Superior Proposal.

         For more information regarding the “go-shop” process conducted by the MCC Special Committee, see “Special Factors — Phase 2 — Background of the Mergers — The MCC “Go-Shop” Process.”

Q:     What constitutes a MCC Merger Competing Proposal and a MCC Merger Superior Proposal under the Amended MCC Merger Agreement?

A:     In each case, MCC’s and Sierra’s ability to engage in negotiations or substantive discussions with any third party is subject to certain procedural requirements set forth in the Amended MCC Merger Agreement.

         “MCC Merger Competing Proposal” is defined in the Amended MCC Merger Agreement as any inquiry, proposal or offer made by any third party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of MCC or Sierra, as applicable, or (ii) any one or more assets or businesses of MCC or its subsidiaries or Sierra or its subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MCC and its subsidiaries, taken as a whole, or Sierra and its subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MCC or Sierra, as applicable, in each case other than the MCC Merger and the other transactions to occur at closing in accordance with the Amended MCC Merger Agreement. During the Go-Shop Period and ending on the No-Shop Period Start Date (or thereafter, for so long as the third party is an Excluded Party (as discussed in “Description of the Amended MCC Merger Agreement — Additional Covenants — Nonsolicitation of Competing Transaction Proposals”), a MCC Merger Competing Proposal includes any inquiry, proposal or offer made by any third party to become the primary investment manager of MCC or Sierra, as applicable (including by an assignment or novation of, or similar transaction involving, MCC’s investment advisory agreement or Sierra’s investment advisory agreement) (a “MCC Merger Manager Competing Proposal”). Commencing on the No-Shop Period Start Date, subject to certain exceptions, in no event shall a MCC Merger Manager Competing Proposal constitute a MCC Merger Competing Proposal.

         “MCC Merger Superior Proposal” is defined in the Amended MCC Merger Agreement as any bona fide written MCC Merger Competing Proposal made by a third party that the MCC Special Committee or the Sierra Special Committee), as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the MCC Merger Competing Proposal relative to the MCC Merger and such other factors as the MCC Special Committee or the Sierra Special Committee, as applicable, considers to be appropriate, (1) is more favorable to the MCC Stockholders or the Sierra Stockholders, as applicable, from a financial point of view than the MCC Merger and the other transactions contemplated by the Amended MCC Merger Agreement (including any revisions to the terms of the Amended MCC Merger Agreement committed to by Sierra to MCC in writing in response to such MCC Merger Competing Proposal made to MCC or by MCC to Sierra in writing in response to such MCC Merger Competing Proposal made to Sierra under certain matching rights provided for in the case of a MCC Merger Competing Proposal other than a MCC Merger Manager Competing Proposal; provided however, for these purposes, to the extent relevant to the MCC Merger Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of MCC Merger Competing Proposal shall be increased to fifty percent (50%); or (2) is superior to the transactions contemplated by the Amended MCC Merger Agreement and in the best interests of the MCC Stockholders and the Sierra Stockholders, as applicable, in the case of a MCC Merger Manager Competing

Proposal. Commencing on the No-Shop Period Start Date, in no event shall a MCC Merger Manager Competing Proposal constitute a MCC Merger Superior Proposal unless (i) it is a MCC Merger Competing Proposal under subsections (a) or (b) of the definition of “MCC Merger Competing Proposal” and (ii) the MCC Special Committee or the Sierra Special Committee, as applicable, has determined in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of such MCC Merger Competing Proposal relative to the MCC Merger and such other factors as the MCC Special Committee or the Sierra Special Committee, as applicable, considers to be appropriate, such MCC Merger Competing Proposal satisfies the requirements of clause (1) above.

Q:     Is there a “go shop” process at Sierra or MDLY under the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, as applicable?

A:     There is no “go shop” process at Sierra or MDLY under the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement, as applicable. However, in the event Sierra or MDLY, as applicable, receives a MCC Merger Competing Proposal in the case of Sierra only or a MDLY Merger Competing Proposal (as defined below), as applicable, during the Go-Shop Period, Sierra and the Sierra Board (or the Sierra Special Committee) or MDLY and the MDLY Board (or the MDLY Special Committee), as applicable, and its representatives may engage in negotiations or substantive discussions with, or furnish any information and other access to, the person making such MCC Merger Competing Proposal in the case of Sierra only or such MDLY Merger Competing Proposal, as applicable, and its representatives and affiliates, without the Sierra Board or the MDLY Board, as applicable, being required to determine that (A) such MCC Merger Competing Proposal in the case of Sierra only or such MDLY Merger Competing Proposal, as applicable, either constitutes a MCC Merger Superior Proposal in the case of Sierra only or a MDLY Merger Competing Proposal Superior Proposal, as applicable (as defined below), or could reasonably be expected to lead to a MCC Merger Superior Proposal in the case of Sierra only or a MDLY Merger Competing Proposal Superior Proposal, as applicable, and (B) failure to consider such a MCC Merger Competing Proposal in the case of Sierra only or a MDLY Merger Competing Proposal, as applicable, could reasonably be expected to be inconsistent with the fiduciary duties of the directors of Sierra or MDLY, as applicable, under applicable law. In each case, Sierra’s or MDLY’s ability to engage in negotiations or substantive discussions with any third party is subject to certain procedural requirements set forth in the Amended MCC Merger Agreement and Amended MDLY Merger Agreement, as applicable.

Q:     What constitutes a MDLY Merger Competing Proposal and a MDLY Merger Superior Proposal under the Amended MDLY Merger Agreement?

A:     “MDLY Merger Competing Proposal” means any inquiry, proposal or offer made by any third party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of MDLY or Sierra, as applicable, or (ii) any one or more assets or businesses of MDLY or its subsidiaries or Sierra or its subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MDLY and its subsidiaries, taken as a whole, or Sierra and its subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MDLY or Sierra, as applicable, in each case other than the MDLY Merger and the other transactions to occur at closing in accordance with the Amended MDLY Merger Agreement. During the Go-Shop Period and ending on the No-Shop Period Start Date, a MDLY Merger Competing Proposal includes any inquiry, proposal or offer made by any third party to become the primary investment manager of Sierra (including by an assignment or novation of, or similar transaction involving, the Sierra Investment Advisory Agreement) (a “MDLY Merger Manager Competing Proposal”). Commencing on the No-Shop Period Start Date, in no event shall a MDLY Merger Manager Competing Proposal constitute a MDLY Merger Competing Proposal.

         “MDLY Merger Superior Proposal” is defined in the Amended MDLY Merger Agreement as any bona fide written MDLY Merger Competing Proposal made by a third party that the MDLY Board or the Sierra Board (or their respective special committee), as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the MDLY Merger Competing Proposal relative to the MDLY Merger and such other factors as the MDLY Board or the Sierra Board (or their respective special committee), as applicable, considers to be appropriate, (1) is more favorable to the MDLY Stockholders or the Sierra Stockholders, as applicable, from a financial point of view than the MDLY Merger and the other transactions contemplated by the Amended MDLY Merger Agreement (including any revisions to the terms of the Amended MDLY Merger Agreement committed to by Sierra to MDLY in writing in response to such MDLY Merger Competing Proposal made to MDLY or by MDLY to Sierra in writing in response to such MDLY Merger Competing Proposal made to Sierra under certain matching rights provided for in the case of a MDLY Merger Competing Proposal other than a MDLY Merger Manager Competing Proposal; provided however, for these purposes, to the extent relevant to the MDLY Merger Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of MDLY Merger Competing Proposal shall be increased to fifty percent (50%); or (2) is superior to the transactions contemplated by the Amended MDLY Merger Agreement and in the best interests of the Sierra Stockholders in the case of MDLY Merger Manager Competing Proposal. Commencing on the No-Shop Period Start Date, in no event shall a MDLY Merger Manager Competing Proposal constitute a MDLY Merger Superior Proposal unless (i) it is a MDLY Merger Competing Proposal under subsections (a) or (b) of the definition of “MDLY Merger Competing Proposal” and (ii) the Sierra Board or the Sierra Special Committee, as applicable, has determined in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of such MDLY Merger Competing Proposal relative to the MDLY Merger and such other factors as the Sierra Board or Sierra Special Committee, as applicable, considers to be appropriate, such MDLY Merger Competing Proposal satisfies the requirements of clause (1) above.

Q:     What happens if the Mergers are not completed?

A:     If the Mergers are not completed for any reason, including failure to receive the necessary stockholder approvals at the Sierra Special Meeting, the MCC Special Meeting or the MDLY Special Meeting, the MCC Stockholders and MDLY Stockholders will not receive any payment for their respective shares in connection with the MCC Merger or the MDLY Merger, as applicable. In addition, if the MCC Merger is not completed, the Eligible Class Members will not receive payment of the Settlement Amount contemplated by the Settlement. If the Mergers are not consummated or the MDLY Merger is not consummated, each of Sierra, MCC and MDLY will remain a separate public company. Further, if the MCC Merger or the MDLY Merger is not completed, the ongoing businesses of Sierra, MCC, and MDLY may be adversely affected due to negative reactions from the financial markets and from their respective customers if the anticipated benefits of the Mergers are not able to be realized. In addition, if the MCC Merger or the MDLY Merger is not completed, MDLY may not be able to retain key personnel, which could adversely affect its business. Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. See “Risk Factors — Risks Relating to the Mergers — There can be no assurances when or if the Mergers will be completed” (page 216 of this Amended Joint Proxy Statement/Prospectus), and “Risk Factors — Risks Relating to the Mergers — If the Mergers do not close, neither Sierra, MCC, nor MDLY will benefit from the expenses incurred in its pursuit” (page 221 of this Amended Joint Proxy Statement/Prospectus).

         Amended MCC Merger Agreement:    Under the Amended MCC Merger Agreement, Sierra and MCC may be obligated, under certain circumstances, to pay the other party a termination fee of $6,000,000 in cash (the “MCC Merger Termination Fee”). Notwithstanding the foregoing, the Amended MCC Merger Agreement does not require payment of the MCC Termination Fee if the Amended MCC Merger Agreement is terminated by either MCC or Sierra at any time during the Go-Shop Period if the MCC Special Committee or the Sierra Special Committee, as applicable, determines in its sole and absolute discretion that MCC or Sierra should pursue a strategic alternative that the MCC Special Committee or the Sierra Special Committee, as applicable, determines in its sole and absolute discretion is superior to the transactions contemplated by the Amended MCC Merger Agreement. See “Description of the Amended MCC Merger Agreement — Termination Fees” (page 369 of this Amended Joint Proxy Statement/Prospectus) for a discussion of the circumstances that could result in the payment of a termination fee under the Amended MCC Merger Agreement.

Amended MDLY Merger Agreement:    Under the Amended MDLY Merger Agreement, Sierra and MDLY may be obligated, under certain circumstances, to pay the other party a termination fee of $3,000,000 in cash (the “MDLY Merger Termination Fee”). See “Description of the Amended MDLY Merger Agreement — Termination Fees” (page 393 of this Amended Joint Proxy Statement/Prospectus) for a discussion of the circumstances that could result in the payment of a termination fee under the Amended MDLY Merger Agreement.

Q:     What do I need to do now?

A:     Sierra, MCC, and MDLY urge you to read carefully this entire Amended Joint Proxy Statement/Prospectus, including its appendices, and vote your shares. You should also review the documents referenced under “Where You Can Find More Information” and consult with your accounting, legal and tax advisors.

Q:     If I am a Sierra Stockholder, MCC Stockholder or a MDLY Stockholder, what happens if I sell my shares before the Sierra Special Meeting, the MCC Special Meeting or the MDLY Special Meeting, respectively?

A:     The record date of the Sierra Special Meeting, the MCC Special Meeting, and the MDLY Special Meeting is earlier than the date the Mergers are expected to be completed. If you transfer your shares of Sierra Common Stock, MCC Common Stock, or MDLY Common Stock after the record date but before the MCC Merger Closing or the MDLY Merger Closing, as applicable, you will retain your right to vote at the applicable special meeting, but a MCC Stockholder or a MDLY Stockholder will have transferred the right to receive the MCC Merger Consideration or the MDLY Merger Consideration, as the case may be, payable for each share of MCC Common Stock or MDLY Common Stock, as the case may be. In order to receive the MCC Merger Consideration or MDLY Merger Consideration, as the case may be, you must hold your shares of MCC Common Stock or MDLY Common Stock through completion of the MDLY Merger or the MCC Merger, as applicable.

Q:     If I want to change my vote, what can I do?

A:     You may change your vote at any time before the Sierra Special Meeting, the MCC Special Meeting and the MDLY Special Meeting, as applicable, takes place. To do so, you may either complete and submit a new proxy card or send a written notice stating that you would like to revoke your proxy. You may also change your vote by calling the proxy solicitor or via the Internet pursuant to the instructions shown on the proxy card and simply authorizing a new proxy to vote your shares. The last recorded vote will be the vote that is counted. In addition, if you are a record holder or a beneficial holder who obtains legal proxy, you may elect to attend your special meeting, and vote in person, as described above.

Q:     If I am a MCC Stockholder or a MDLY Stockholder and my shares are represented by stock certificates, should I send them in now?

A:     No. MCC Stockholders or MDLY Stockholders should not send in their stock certificates at this time. If the MCC Merger or the MDLY Merger, as applicable, is completed, Sierra’s exchange agent will send former MCC Stockholders and MDLY Stockholders a letter of transmittal explaining what they must do to exchange their shares of MCC Common Stock or MDLY Class A Common Stock, as applicable, for the MCC Merger Consideration or MDLY Merger Consideration, as applicable, payable to them.

Q:     Whom can I contact with any additional questions?

A:     Sierra and MCC:

Alliance Advisors LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

(833) 814-9451

MDLY:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

(888) 750-5834

Q:     Where can I find more information about Sierra, MCC, and MDLY?

A:     You can find more information about Sierra, MCC, and MDLY in the documents described under “Where You Can Find More Information” (page 836 of this Amended Joint Proxy Statement/Prospectus).

SUMMARY

This summary highlights some of the information contained elsewhere in this Amended Joint Proxy Statement/Prospectus. It is not complete and may not contain all of the information that you may want to consider. Sierra, MCC and MDLY urge you to read carefully this Amended Joint Proxy Statement/Prospectus, its appendices and the documents referred to herein, including “Risk Factors” beginning on page 216 of this Amended Joint Proxy Statement/Prospectus, for a more complete understanding of the MCC Merger, the MDLY Merger and the various proposals you are being asked to consider at your stockholder meeting. See “Where You Can Find More Information” on page 836 of this Amended Joint Proxy Statement/Prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

Sierra and MCC Propose a Merger of MCC with and into Sierra and Sierra and MDLY Propose a Merger of MDLY with and into Merger Sub (see page 77 of this Amended Joint Proxy Statement/Prospectus)

Subject to the terms and conditions of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, the completion of the MDLY Merger will result in the formation of an internally managed BDC, which will also, in turn, wholly own a registered investment adviser. In addition, if both the MDLY Merger and the MCC Merger are consummated, the portfolio of investments of Sierra and MCC will be combined. In the MCC Merger, MCC would, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra, with Sierra continuing as the surviving company in the MCC Merger. In the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time (other than the Excluded MCC Shares) will be converted into the right to receive: (i) 0.68 shares of Sierra Common Stock if the Plaintiff Attorney Fees are less than or equal to $10,000,000; (ii) 0.66 shares of Sierra Common Stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000; (iii) between 0.68 and 0.66 per share of Sierra Common Stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000; or (iv) 0.66 shares of Sierra Common Stock in the event that the Plaintiff Attorney Fees are not determined prior to the MCC Merger Closing; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock. In the MDLY Merger, MDLY would, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the MDLY Merger. In the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time (other than any Dissenting Shares and Excluded MDLY Shares) held, immediately prior to the MDLY Merger Effective Time, by any person other than a Medley LLC Unitholder, will be converted into the right to receive (i) 0.2668 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.96 per share. In addition, in the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time (other than any Dissenting Shares and Excluded MDLY Shares), held, immediately prior to the MDLY Merger Effective Time, by a Medley LLC Unitholder, will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share. Each share of MDLY Class B Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time (other than Dissenting Shares) will be canceled without consideration therefor.

Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. As a result, if only the MDLY Merger is consummated, the investment portfolios of MCC and Sierra would not be combined; however, the investment management function relating to the operation of the Sierra/MDLY Company would still be internalized and the Sierra/MDLY Company would be managed by MCC Advisors.

Simplified Structure before the Completion of the MCC Merger or the MDLY Merger

Simplified Structure Following the Completion of the MCC Merger and the MDLY Merger

Simplified Structure Following the Completion of only the MDLY Merger

If the Mergers are completed, based on the number of shares of Sierra Common Stock, MCC Common Stock, MDLY Class A Common Stock, and Medley LLC Units issued and outstanding as of June 30, 2019, Sierra Stockholders will own approximately 67.4% to 67.9% of the outstanding Combined Company Common Stock, MCC Stockholders will own approximately 27.5% to 28.0% of the outstanding Combined Company Common Stock, and MDLY Stockholders will own approximately 4.5% to 4.6% of the outstanding Combined Company Common Stock. The actual percentage of the outstanding Combined Company Common Stock owned by the Sierra Stockholders, the MCC Stockholders, and the MDLY Stockholders will depend on the MCC Exchange Ratio. The MCC Exchange Ratio will depend on the amount of the Plaintiff Attorney Fees. The amount of the Plaintiff Attorney Fees will be determined in connection with the approval of the Settlement by the Delaware Court of Chancery. Therefore, until such time, Sierra Stockholders, MCC Stockholders, and MDLY Stockholders will not know with certainty their respective ownership percentage of the Combined Company Common Stock.

If the MDLY Merger is consummated and the MCC Merger is not consummated, based on the number of shares of Sierra Common Stock, MDLY Class A Common Stock, and Medley LLC Units issued and outstanding as of June 30, 2019, Sierra Stockholders will own approximately 93.7% of the outstanding Sierra/MDLY Company Common Stock and MDLY Stockholders will own approximately 6.3% of the outstanding Sierra/MDLY Company Common Stock.

The Amended MCC Merger Agreement and the Amended MDLY Merger Agreement are attached as Appendix A and Appendix B to this Amended Joint Proxy Statement/Prospectus, respectively, and are each incorporated by reference herein in its entirety. Sierra, MCC, and MDLY encourage their respective stockholders to read each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement carefully and in its entirety, as it is the principal legal document governing the MCC Merger and the MDLY Merger, respectively.

The Parties to the Mergers

Sierra Income Corporation

280 Park Avenue, 6th Floor

New York, New York 10017

(212) 759-0777

Sierra is a non-diversified closed-end management investment company incorporated in Maryland that has elected to be regulated as a BDC under the Investment Company Act. Sierra is externally managed by SIC Advisors, which is a registered investment adviser with the SEC under the Advisers Act, and a wholly owned subsidiary of MDLY.

Medley Capital Corporation

280 Park Avenue, 6th Floor

New York, New York 10017

(212) 759-0777

MCC is a non-diversified closed-end management investment company incorporated in Delaware that has elected to be regulated as a BDC under the Investment Company Act. MCC is externally managed by MCC Advisors, which is a registered investment adviser with the SEC under the Advisers Act, and a wholly owned subsidiary of MDLY.

The following table presents a comparison of Sierra’s and MCC’s investment objectives and strategies:

	Sierra	MCC
Investment Objective	To generate current income, and to a lesser extent, long-term capital appreciation by primarily lending to and investing in the debt of privately-owned U.S. middle-market companies	To generate current income and capital appreciation by lending to privately-owned middle market companies, primarily through directly originated transactions
Investment Focus	First lien senior secured debt, second lien secured debt and, to a lesser extent, subordinated debt	Senior secured first lien loans and senior secured second lien loans
Investment Range	Investment sizes will vary as Sierra’s capital base changes and will ultimately be at the discretion of SIC Advisors subject to oversight by the Sierra Board	Between $10 million and $50 million
Target Borrower	U.S. companies operating in a broad range of industries with annual revenue between $50 million and $1 billion	U.S. companies operating in a variety of industries with enterprise or asset values between $25 million and $250 million
Equity and Equity-Related Investments

May make equity investments in companies that Sierra believes will generate appropriate risk adjusted returns, although Sierra does not expect such investments to be a substantial portion of its portfolio

In connection with some of MCC’s investments, MCC receives warrants or other equity participation features

Following the completion of the Mergers or the MDLY Merger, as applicable, the Combined Company’s or the Sierra/MDLY Company’s, as applicable, investment objective and principal investment strategies will be the same as Sierra’s current investment objective and principal investment strategies, as described above. In connection with the Mergers or the MDLY Merger, as applicable, neither Sierra nor MCC expects to sell any investments in order for such investment to comply with the Combined Company’s or the Sierra/MDLY Company’s, as applicable, investment objective and principal investment strategies.

SIC Advisors currently serves as the registered investment adviser of Sierra, MCC Advisors currently serves as the registered investment adviser of MCC, and, following the consummation of the Mergers or the MDLY Merger, as applicable, MCC Advisors will serve as the wholly owned registered investment adviser of the Combined Company or the Sierra/MDLY Company, as applicable.

The following table presents a comparison of Sierra’s and MCC’s historical total return based on NAV:

	Sierra			MCC
	Six months ended June 30, 2019	Fiscal Year Ended December 31, 2018	Fiscal Year Ended December 31, 2017	Nine months ended June 30, 2019	Fiscal Year Ended September 30,
					2018	2017
Total return based on NAV(1)	(0.21)%	(4.04)%	1.53%	(19.17)%	(21.29)%	(0.68)%

____________

(1)      Total return based on NAV are historical and assume the reinvestment of all dividends and distributions at prices obtained under each company’s dividend reinvestment plan, respectively, and no sales charge.

The following table presents a comparison of Sierra’s, MCC’s, the Combined Company’s and the Sierra/MDLY Company’s, as applicable, operational plans:

	Sierra	MCC	Combined Company	Sierra/MDLY Company
Periodic repurchase offers	Yes	No	No	No
Exchange listed shares	No	Yes, MCC Common Stock is listed on NYSE and TASE	Yes, Sierra Common Stock is expected to be listed on the NYSE and TASE if the Mergers are completed	Yes, Sierra Common Stock is expected to be listed on the NYSE if the MDLY Merger, but not the MCC Merger, is completed
Base Management fee	Annual rate of 1.75% of Sierra’s gross assets (which includes any borrowings for investment purposes)

Annual rate of 1.75% of MCC’s gross assets (which includes any borrowings for investment purposes) of up to $1 billion and annual rate of 1.50% of MCC’s gross assets (which includes any borrowings for investment purposes) above $1 billion

			Same as Sierra’s current base management fee (gross assets will include the fair value of the Combined Company’s investment in Merger Sub)	Same as Sierra’s current base management fee (gross assets will include the fair value of the Sierra/MDLY Company’s investment in Merger Sub)
Incentive fee on income

20% of the amount of Sierra’s pre-incentive fee net investment income for any quarter in which Sierra’s pre-incentive fee net investment income exceeds 2.1875% of its net assets at the end of the immediately preceding quarter

17.5% of the amount of its pre-incentive fee net investment income for any quarter in which MCC’s pre-incentive fee net investment income, subject to a quarterly hurdle rate equal to 1.5% multiplied by MCC’s net asset value, and subject to a trailing twelve quarter look-back designed to ensure incentive fees are not paid if MCC has a cumulative loss over such period

			Same as Sierra’s current incentive fee on income	Same as Sierra’s current incentive fee on income
Incentive fee on capital gains	20% of Sierra’s capital gains, if any, less the aggregate amount of any previously paid incentive fee on capital gains

17.5% of the amount of MCC’s pre-incentive fee net investment income for any quarter in which MCC’s pre-incentive fee net investment income, subject to a hurdle rate equal to 1.5% multiplied by MCC’s net asset value, and subject to a trailing twelve quarter look-back designed to ensure incentive fees are not paid if MCC has a cumulative loss over such period

			Same as Sierra’s current incentive fee on capital gains	Same as Sierra’s current incentive fee on capital gains

Medley Management Inc.

280 Park Avenue, 6th Floor

New York, New York 10017

(212) 759-0777

MDLY, a Delaware corporation, is a publicly traded asset management firm, which is controlled by Medley Group LLC, an entity wholly owned by Management. MDLY manages three permanent capital vehicles, two of which are Sierra and MCC, and a credit interval fund, as well as long-dated private funds and SMAs, with a primary focus on senior secured credit.

Sierra Management, Inc.

280 Park Avenue, 6th Floor

New York, New York 10017

(212) 759-0777

Merger Sub is a Delaware corporation and a newly formed wholly owned subsidiary of Sierra. Merger Sub was formed in connection with and for the sole purpose of the MDLY Merger, pursuant to which MDLY will merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger.

For more information about the material terms of the Mergers and the principal terms of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, see “Special Factors,” “Description of the Amended MCC Merger Agreement,” and “Description of the Amended MDLY Merger Agreement.”

In the MCC Merger, MCC Stockholders will have the right to receive 0.66 to 0.68 shares of Sierra Common Stock (see page 349 of this Amended Joint Proxy Statement/Prospectus)

In the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time (other than the Excluded MCC Shares) will be converted into the right to receive 0.66 to 0.68 shares of Sierra Common Stock. The MCC Merger Shares and such cash payable in lieu of fractional shares of Sierra Common Stock is referred to collectively as the “MCC Merger Consideration.” See “Description of the Amended MCC Merger Agreement — Merger Consideration.”

MCC Merger Consideration (per share of MCC Common Stock)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s NAV per share of $6.37 as of June 30, 2019 and assuming an MCC Exchange Ratio of 0.67)	$4.27
Total	$4.27

In connection with the MCC Stockholder Action, the Settlement provides that, among other things, the defendant parties to the Settlement (other than MDLY) shall deposit, or cause to be deposited, $17 million in cash and $30 million of Sierra Common Stock to the Settlement Fund to be distributed to the Eligible Class Members (see page 349 of this Amended Joint Proxy Statement/Prospectus)

In connection with the MCC Stockholder Action, the Settlement provides that, among other things, the defendant parties to the Settlement (other than MDLY) shall deposit, or cause to be deposited, $17 million in cash and $30 million of Sierra Common Stock to the Settlement Fund that shall be formed immediately after, but on the same date as, the MCC Merger Closing, which shall be distributed to the Eligible Class Members. The Settlement Amount will be released from escrow and distributed to the Eligible Class Members following the consummation of the MCC Merger.

Settlement Fund (per share of MCC Common Stock held by the Eligible Class Members)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s net asset value per share of $6.37 as of June 30, 2019)	$0.55
Cash	$0.31
Total	$0.86

In the MDLY Merger, (a) holders of MDLY Class A Common Stock (other than Medley LLC Unitholders) will receive 0.2668 shares of Sierra Common Stock and $2.96 per share for each share of MDLY Class A Common Stock, and (b) holders of MDLY Class A Common Stock held by Medley LLC Unitholders will receive 0.2072 shares of Sierra Common Stock and $2.66 per share for each share of MDLY Class A Common Stock (see page 373 of this Amended Joint Proxy Statement/Prospectus)

In the MDLY Merger, (a) each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time (other than “Dissenting Shares” (as discussed under “Description of the Amended MDLY Merger Agreement — Appraisal Rights”) and Excluded MDLY Shares) held, immediately prior to the MDLY Merger Effective Time, by any person other than a Medley LLC Unitholder, will be converted into the right to receive (i) 0.2668 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.96 per share, and (b) each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time (other than “Dissenting Shares” (as discussed under “Description of the Amended MDLY Merger Agreement — Appraisal Rights”) and Excluded MDLY Shares) held, immediately prior to the MDLY Merger Effective Time, by a Medley LLC Unitholder, will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share. See “Description of the Amended MDLY Merger Agreement — Merger Consideration.” Each share of MDLY Class B Common Stock (other than “Dissenting Shares” (as discussed under “Description of the Amended MDLY Merger Agreement — Appraisal Rights”)) issued and outstanding immediately prior to the MDLY Merger Effective Time will be canceled without consideration therefor.

MDLY Merger Consideration (per share of MDLY Class A Common Stock other than those held by Medley LLC Unitholders)	Amount
Sierra Common Stock (dollar equivalent based on the pro forma Combined Company’s NAV per share of $6.37 as of June 30, 2019)	$1.70
Cash from Sierra	$2.96
Total	$4.66

The Sierra Special Meeting (see page 332 of this Amended Joint Proxy Statement/Prospectus)

The Sierra Special Meeting will take place on [            ] at [            ] [            ], Eastern Time, at the offices of Eversheds Sutherland (US) LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036.

At the Sierra Special Meeting, Sierra Stockholders will be asked to consider and vote on the following proposals:

1)      a proposal to approve the MCC Merger;

2)      a proposal to approve the MDLY Merger;

3)      a proposal to approve the issuance of the Settlement Shares and the shares of Sierra Common Stock to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a price below its then current NAV per share, if applicable;

4)      a proposal to adopt the Sierra Incentive Plan;

5)      a proposal to adopt the Sierra Charter Amendments;

6)      a proposal to approve the New Sierra Investment Advisory Agreement; and

7)      a proposal to approve the adjournment of the Sierra Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals, or for other reasons.

For more information, see “The Sierra Special Meeting.”

The MCC Special Meeting (see page 339 of this Amended Joint Proxy Statement/Prospectus)

The MCC Special Meeting will take place on [            ] at [            ] [            ], Eastern Time, at the offices of Eversheds Sutherland (US) LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036.

At the MCC Special Meeting, MCC Stockholders will be asked to consider and vote on the following proposals:

1)      a proposal to approve the adoption of the Amended MCC Merger Agreement; and

2)      a proposal to approve the adjournment of the MCC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the Amended MCC Merger Agreement, or for other reasons.

For more information, see “The MCC Special Meeting.”

The MDLY Special Meeting (see page 343 of this Amended Joint Proxy Statement/Prospectus)

The MDLY Special Meeting will take place on [        ] at [        ] [        ], Eastern Time, at the offices of Eversheds Sutherland (US) LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036.

At the MDLY Special Meeting, MDLY Stockholders will be asked to consider and vote on the following proposals:

1)      a proposal to approve the adoption of the Amended MDLY Merger Agreement; and

2)      a proposal to approve the adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons.

For more information, see “The MDLY Special Meeting.”

Distributions (see page 484 of this Amended Joint Proxy Statement/Prospectus)

In connection with the Mergers, the Sierra Board approved a distribution guidance framework that set forth a target distribution rate for the Combined Company or the Sierra/MDLY Company, as applicable. In that regard, the Sierra Board determined that for each of the twelve months following the consummation of the Mergers or the MDLY Merger, as applicable, and subject to legally available funds, the Combined Company or the Sierra/MDLY Company, as applicable, expects to pay monthly cash distributions to the holders of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, equal to 5.500 cents per share, which will consist of a regular base distribution per share of 4.500 cents and a supplementary distribution per share of 1.000 cents and which is an increase from the monthly distribution of 5.334 cents per share currently paid by Sierra. Thereafter, the distribution will be determined subject to the Combined Company’s or the Sierra/MDLY Company’s, as applicable, distribution policy and such distributions could decrease after the twelve month period.

In connection with the Mergers or the MDLY Merger, as applicable, Sierra intends to amend the Sierra Distribution Reinvestment Plan (the “Amended Sierra DRIP”) to, among other things, modify the terms pursuant to which shares will be issued under the Sierra DRIP.

Annual Expenses Expected Following the Completion of the Mergers (see page 72 of this Amended Joint Proxy Statement/Prospectus)

As is shown in more detail in “Comparative Fees and Expenses,” the Companies expect that the Combined Company’s estimated pro forma combined expenses, as a percentage of NAV, will be lower than MCC’s historical expenses and higher than Sierra’s historical expenses. Specifically, the estimated total annual expenses, as a percentage of NAV, is projected to be 9.38%, 19.03%, and 11.59% of a stockholder’s investment in Sierra, MCC, and the pro forma Combined Company, respectively. The expense comparisons do not take into account the operating expenses of Merger Sub, which are not expected to be consolidated into the Combined Company’s financial statements (but which are indirectly borne by the Combined Company Stockholders). Following the completion of the Mergers, the Companies expect that the Combined Company will achieve certain cost savings and synergies when the investment portfolios of Sierra and MCC are integrated and the businesses and administrative operations of Sierra, MCC, and MDLY are integrated. Such cost savings and synergies include the benefit of expected reduced expenses due to the elimination of duplicative expenses of $3.2 million consisting of professional fees associated with audit, tax, valuation and legal services, transfer agent fees, board of director fees, director and officer insurance, administrator expenses, and other public company expenses, which are reflected in the pro forma Combined Company expenses set forth in the “Comparative Fees and Expenses” table.

Annual Expenses Expected if the MDLY Merger is Consummated and the MCC Merger is not Consummated (see page 72 of this Amended Joint Proxy Statement/Prospectus)

As is shown in more detail in “Comparative Fees and Expenses,” Sierra and MDLY expect that the Sierra/MDLY Company’s estimated pro forma combined expenses, as a percentage of NAV, will be lower than Sierra’s historical expenses. Specifically, the estimated total annual expenses, as a percentage of NAV, is projected to be 9.38% and 9.11% of a stockholder’s investment in Sierra and the pro forma Sierra/MDLY Company, respectively. The expense comparisons do not take into account the operating expenses of Merger Sub, which are not expected to be consolidated into the Sierra/MDLY Company’s financial statements (but which are indirectly borne by the Sierra/MDLY Company

Stockholders). Following the completion of the MDLY Merger, Sierra and MDLY expect that the Sierra/MDLY Company will achieve certain cost savings and synergies when the businesses and administrative operations of Sierra and MDLY are integrated.

Sierra and MCC intend for the MCC Merger to Qualify as a Tax-Free Reorganization (see page 398 of this Amended Joint Proxy Statement/Prospectus)

Sierra and MCC intend for and expect that the MCC Merger to qualify as a tax-free reorganization for U.S. federal income tax purposes. The completion of the MCC Merger is conditioned upon the receipt of an opinion (the “MCC Merger Tax Opinion”) from Eversheds Sutherland (US) LLP or other acceptable counsel, dated the MCC Merger Closing Date, substantially to the effect that the MCC Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

For more information concerning the U.S. federal tax consequences of the MCC Merger, see “Material U.S. Federal Income Tax Consequences — Tax Consequences of the Mergers.” Holders of MCC Common Stock should consult their own tax advisors to determine the U.S. federal, state, local, and foreign tax consequences of the MCC Merger in light of their own unique circumstances. In addition, holders of MCC Common Stock should consult their own tax advisors to determine the U.S. federal, state, local, and foreign tax consequences of the receipt of the Settlement Amount.

Sierra and MDLY anticipate that the MDLY Merger will be a Taxable Transaction (see page 399 of this Amended Joint Proxy Statement/Prospectus)

Sierra and MDLY anticipate that the MDLY Merger will be a taxable transaction for U.S. federal income tax purposes. The parties have not requested, and it is not a condition of the MDLY Merger for the parties to receive, a tax opinion with respect to the MDLY Merger.

For more information concerning the U.S. federal tax consequences of the MDLY Merger, see “Material U.S. Federal Income Tax Consequences — Tax Consequences of the Mergers.” Holders of MDLY Class A Common Stock should consult their own tax advisors to determine the U.S. federal, state, local, and foreign tax consequences of the MDLY Merger in light of their own unique circumstances.

The MCC Merger will be Treated as an Asset Acquisition (see page 397 of this Amended Joint Proxy Statement/Prospectus)

The MCC Merger will be accounted for in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, which requires the determination of whether the transaction should be accounted for as a business combination or as an asset acquisition. The MCC Merger will be treated as an asset acquisition. See “Accounting Treatment — The MCC Merger.”

The MDLY Merger will be Accounted for as a Business Combination and Sierra will Reflect its Interest in Merger Sub as an Investment at Fair Value (see page 397 of this Amended Joint Proxy Statement/Prospectus)

Sierra will account for its acquisition of its interest in MDLY as an investment at fair value on its statement of assets and liabilities, in accordance with ASC 946-320, “Financial Services — Investment Companies — Investments — Debt and Equity Securities.” Sierra will apply the guidance in ASC 946-810, “Financial Services — Investment Companies — Application of Consolidation Guidance” in determining whether to consolidate an investee that is not an investment company. Consistent with the guidance in ASC 946-810, the Combined Company or the Sierra/MDLY Company, as applicable, will not consolidate Merger Sub following the Mergers or the MDLY Merger, as applicable, based on the fact that Merger Sub will not be an investment company and the initial determination that Merger Sub will not be providing substantially all of its services to the Combined Company or the Sierra/MDLY Company, as applicable, following the Mergers or the MDLY Merger, as applicable.

Reasons for the Mergers

As set forth below, each of the Sierra Special Committee, the MCC Special Committee and the MDLY Special Committee conducted a thorough analysis of a variety of factors that formed the basis of each committee’s decision to recommend that their respective board of directors approve the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, and the transactions contemplated thereby, as applicable. For a more detailed discussion of the processes undertaken to mitigate Management’s conflicts of interests and role in the Mergers, see “Special Factors — Management’s Conflicts of Interests and Role in the Mergers — Phase 2 Considerations.” For a more detailed description of the process undertaken by each of the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee, see “Special Factors — Phase 2 — Background of the Mergers.”

As discussed in further detail in the section entitled “Special Factors,” the discussion addresses events that began in May 2017 and culminated with the execution of the MCC Merger Agreement and the MDLY Merger Agreement on August 9, 2018 (“Phase 1”), followed by a discussion that addresses events that took place beginning with the solicitation of proxies for the approval of the MCC Merger Agreement and the MDLY Merger Agreement on December 21, 2018, when the Joint Proxy Statement/Prospectus was first mailed to the stockholders of the Companies, and then addressing the termination of such solicitation and the events that ultimately lead to the execution of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement on July 29, 2019 (“Phase 2”). The summary that follows outlines Phase 2. For a more detailed description of the reasons for the Mergers considered during Phase 2. See “Special Factors — Phase 1 — Reasons for the Mergers” and “Special Factors — Phase 2 — Reasons for the Mergers.”

Sierra’s Reasons for the Mergers — Phase 2 Approval (see page 160 of this Amended Joint Proxy Statement/Prospectus)

MCC Merger and MDLY Merger

The Sierra Special Committee unanimously determined that the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger and the MDLY Merger, are advisable and fair to, and in the best interests of, Sierra and the Sierra Stockholders.

In recommending that the Sierra Board approve the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, the Sierra Special Committee considered the terms of the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to Sierra, as well as financial information prepared by Management. The Sierra Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

•        the Mergers will increase the assets under management of the Combined Company, offering the potential for greater diversification and scale;

•        the Mergers are expected to be accretive to Sierra’s 2020E NII, 2020E return on equity and NAV at March 31, 2019;

•        the Mergers offer the potential for achieving operational efficiencies and synergies;

•        the public listing of the Combined Company will provide liquidity for the Sierra Stockholders, and the market for the shares of the Combined Company Common Stock is likely to be superior to what would be expected if Sierra merely listed its shares;

•        the Mergers will result in the internalization of management of the Combined Company, providing for greater control by the Combined Company Board and closer alignment of interests of Management and the Combined Company Stockholders;

•        the fact that the Sierra Special Committee actively negotiated the terms of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement;

•        the renegotiation of the Tax Receivable Agreement is expected to provide benefits to the Combined Company because the Combined Company will no longer be contractually obligated to share substantially all of the tax savings associated with its tax basis step-up with Medley LLC Unitholders;

•        the financial analyses and presentations prepared by Broadhaven Capital Partners (“Broadhaven”) and its oral opinion delivered to the Sierra Special Committee on July 28, 2019, which was subsequently confirmed in writing by delivery of Broadhaven’s written opinion dated July 28, 2019, to the effect that, as of that date and based upon and subject to various assumptions, limitations and qualifications described in its opinion, the total consideration to be paid and issued by Sierra pursuant to the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement was fair to Sierra from a financial point of view;

•        the compensation to be paid to members of Management has been reviewed by the Sierra Special Committee’s compensation consultant, which has advised that the proposed compensation is reasonable and competitive with peer companies;

•        based on the MDLY Merger Consideration to be received by Management in connection with the Mergers (as described herein), the net effect of such merger consideration will be that Management will roll over approximately 100% of their after tax proceeds in connection with the MDLY Merger into shares of Combined Company Common Stock, which shares will be subject to a 12-month lock-up period, which will more closely align the interests of Management and the Combined Company Stockholders;

•        the investment objectives and principal investment strategies of Sierra and MCC are similar;

•        the MCC Merger is expected to be tax-free to Sierra Stockholders; and

•        the consummation of the Mergers is subject to significant conditions, including the requirement that the Mergers be approved by Sierra Stockholders.

MDLY Merger Only

The Sierra Special Committee unanimously determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, is advisable and fair to, and in the best interests of, Sierra and the Sierra Stockholders even if the MCC Merger is not consummated.

In recommending that the Sierra Board approve the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, even if the MCC Merger is not consummated, the Sierra Special Committee considered the terms of the Amended MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to Sierra, as well as financial information prepared by Management. The Sierra Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

•        the MDLY Merger is expected to be accretive to Sierra’s 2020E NII and 2020E return on equity;

•        the MDLY Merger offers the potential for achieving operational efficiencies and synergies;

•        the public listing of the Sierra/MDLY Company will provide liquidity for the Sierra Stockholders, and the market for the shares of the Sierra/MDLY Company Common Stock is likely to be superior to what would be expected if Sierra merely listed its shares;

•        the MDLY Merger will result in the internalization of management of the Sierra/MDLY Company, providing for greater control by the Board of the Sierra/MDLY Company and closer alignment of interests of Management and the Sierra/MDLY Company Stockholders;

•        the fact that the Sierra Special Committee actively negotiated the terms of the Amended MDLY Merger Agreement;

•        the renegotiation of the Tax Receivable Agreement is expected to provide benefits to the Sierra/MDLY Company because the Sierra/MDLY Company will no longer be contractually obligated to share substantially all of the tax savings associated with its tax basis step-up with Medley LLC Unitholders;

•        the financial analyses and presentations prepared by Broadhaven and its oral opinion delivered to the Sierra Special Committee on July 28, 2019, which was subsequently confirmed in writing by delivery of Broadhaven’s written opinion dated July 28, 2019, to the effect that, as of that date and based upon and subject to various assumptions, limitations and qualifications described in its opinion, the total consideration to be paid and issued by Sierra pursuant to the Amended MDLY Merger Agreement was fair to Sierra from a financial point of view;

•        the compensation to be paid to members of Management has been reviewed by the Special Committee’s compensation consultant, which has advised that the proposed compensation is reasonable and competitive with peer companies;

•        based on the MDLY Merger Consideration to be received by Management in connection with the Mergers (as described herein), the net effect of such merger consideration will be that Management will roll over approximately 100% of their after tax proceeds in connection with the MDLY Merger into shares of Sierra/MDLY Company Common Stock, which shares will be subject to a 12-month lock-up period, which will more closely align the interests of Management and the Sierra/MDLY Company Stockholders; and

•        the consummation of the MDLY Merger is subject to significant conditions, including the requirement that the MDLY Merger be approved by Sierra Stockholders.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the Sierra Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the Sierra Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the Sierra Special Committee, the potential risks associated with the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, were favorably offset by the potential benefits of the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger. This explanation of the Sierra Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements.”

See “Special Factors — Phase 2 — Reasons for the Mergers — MCC’s Reasons for the Mergers — Phase 2 Approval.”

Position of Sierra as to the Fairness of the MDLY Merger (see page 113 of this Amended Joint Proxy Statement/Prospectus)

Because the proposed MDLY Merger may be deemed to be subject to the SEC rules governing “going private” transactions, and Sierra may be deemed to be an affiliate of MDLY under those rules, the Sierra Board is expressing its position as to the fairness of the proposed MDLY Merger to MDLY’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. The Sierra Board is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

The Sierra Board believes that the MDLY Merger (which is the Rule 13e-3 transaction for which a Schedule 13E-3 Transaction Statement was filed with the SEC) is fair to the unaffiliated MDLY Stockholders on the basis of the factors described below. The Sierra Board did not participate in the deliberations of the MDLY Special Committee regarding, or receive advice from the MDLY Special Committee’s legal or financial advisors as to, the fairness of the proposed MDLY Merger. The Sierra Board has not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purpose of assessing the fairness of the MDLY Merger to the unaffiliated MDLY Stockholders.

Based on the knowledge and analysis by the Sierra Board of available information regarding MDLY, as well as discussions with MDLY’s senior management regarding MDLY and its business and the factors considered by, and the analysis and resulting conclusions of the MDLY Board discussed in this Amended Joint Proxy Statement/Prospectus, in “— MDLY’s Reasons for the Mergers,” the Sierra Board believes that the MDLY Merger is substantively and procedurally fair to the unaffiliated MDLY Stockholders. In particular, the Sierra Board believes that the MDLY Merger is fair to the unaffiliated MDLY Stockholders based on its consideration of the following factors, among others, which are not presented in any relative order of importance.

Procedural fairness. The Sierra Board took into account the procedures implemented to provide for procedural fairness, including:

•        the appointment of a special committee of the MDLY Board and the authority of the MDLY Special Committee to negotiate and reject or recommend approval of the MDLY Merger and the terms of the Amended MDLY Merger Agreement;

•        the independence of the members of the MDLY Special Committee and the fact that its members are outside, non-employee directors of the MDLY Board and are not affiliated with Sierra or with the members of the Sierra Special Committee or the Sierra Board;

•        the belief that the members of the MDLY Special Committee do not have any interests in the MDLY Merger different from, or in addition to, those of the unaffiliated MDLY Stockholders, other than the members’ receipt of board and special committee compensation in connection with their evaluation of the MDLY Merger and continued indemnification and liability insurance for such directors following the completion of the MDLY Merger for certain claims and liabilities arising from their actions taken prior to the effective time of the MDLY Merger;

•        the fact that neither the MDLY Special Committee nor the MDLY Board had any obligation to approve the MDLY Merger;

•        the MDLY Special Committee’s engagement of, and reliance on, their own independent, experienced, third-party advisors, including financial and legal advisors;

•        the understanding that the MDLY Special Committee has received or will receive an opinion from its financial advisor as to the fairness, from a financial point of view, of the consideration to be offered to the unaffiliated MDLY Stockholders for their MDLY Class A Common Stock, as of the date of the opinion and based upon and subject to the qualifications, limitations and assumptions stated therein, understanding that the Sierra Board is not entitled to rely upon that opinion;

•        that the MDLY Board, based on the recommendation of the MDLY Special Committee, approved the MDLY Merger and concluded that the MDLY Merger is in the best interests of all MDLY Stockholders, including the unaffiliated MDLY Stockholders; and

•        the fact that Sierra did not influence or participate in MDLY’s deliberative process.

•        Substantive fairness. The Sierra Board considered factors relating to the substantive fairness of the MDLY Merger to MDLY Stockholders, including:

•        the fact that the MDLY Merger Consideration and the other terms and conditions of the MDLY Merger were the result of extensive arms’ length negotiations among the Sierra Special Committee, the MDLY Special Committee, and their respective independent legal and financial advisors;

•        the fact that the terms and conditions of the Amended MDLY Merger Agreement provide certain protections for MDLY and MDLY Stockholders, specifically the inclusion of (i) provisions that allow MDLY and its representatives to engage in negotiations or substantive discussions, subject to certain procedural requirements, with parties making competing proposals during the pendency of the Go-Shop Period at MCC without the MDLY Board being required to make a determination as to whether such competing proposals either constitutes or could reasonably be expected to lead to a MDLY Merger Superior Proposal; (ii) provisions that provide the MDLY Board the right in certain circumstances to terminate the Amended MDLY Merger Agreement if failure to terminate would be inconsistent with the fiduciary duties of the MDLY Board, subject to the payment of a market termination fee; and (iii) provisions that allow MDLY to compel specific enforcement of the Amended MDLY Merger Agreement; and

•        the availability of appraisal rights under the DGCL to MDLY Stockholders who follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL.

•        Value fairness. The Sierra Board also considered factors relating to the value of the MDLY Merger Consideration to be received by MDLY Stockholders, including:

•        the nature of the MDLY Merger Consideration, which includes the right of MDLY Class A Stockholders, other than Medley LLC Unitholders, to receive (i) 0.2668 shares of Sierra Common Stock plus (ii) cash in an amount equal to $2.96 per share, and the right of Medley LLC Unitholders to receive (i) 0.2072 shares of Sierra Common Stock plus (ii) cash in an amount equal to $2.66 per share;

•        the opinion of its financial advisor which conducted a series of financial analyses to determine a valuation of MDLY Class A Common Stock;

•        that the aggregate stock and cash consideration to be received by MDLY Class A Stockholders, other than Medley LLC Unitholders, in the MDLY Merger for their shares of MDLY Class A Common Stock will be greater than the aggregate stock and cash consideration to be received by the affiliated MDLY Stockholders for their shares of MDLY Class A Common Stock;

•        the Sierra Board’s view of MDLY’s future performance and prospects if MDLY remained a stand-alone company would be adversely affected by its lack of scale as compared to competing alternative asset managers; and

•        the continued costs and risks to, and potential liabilities of, MDLY related to ongoing compliance as an SEC reporting company.

Negative Factors. In addition to the positive factors above, the Sierra Board also considered certain potentially negative factors, including, but not limited to:

•        the fact that the exchange ratio for shares of MDLY Class A Common Stock into shares of Sierra Common Stock is fixed, and that the unaffiliated MDLY Stockholders may be adversely affected by declines in the value of the Sierra Common Stock after the execution of the Amended MDLY Merger Agreement;

•        the risk that the MDLY Merger may not be completed and the resulting adverse effect of an announcement of the termination of the Amended MDLY Merger Agreement on the market price for MDLY Class A Common Stock;

•        the risk that the Sierra Common Stock received by MDLY Stockholders may trade at a discount to NAV;

•        the substantial costs to be incurred by MDLY in connection with the MDLY Merger, whether or not the MDLY Merger is completed; and

•        the fact that there is no requirement that a majority of the unaffiliated MDLY Stockholders approve the MDLY Merger and that as a class they hold only 2.25% of the outstanding voting stock of MDLY.

For more information regarding Sierra’s position as to the fairness of the MDLY Merger, for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act, see “Special Factors — Phase 2 — Reasons for the Mergers — Position of Sierra as to the Fairness of the MDLY Merger.”

MCC’s Reasons for the Mergers — Phase 2 Approval (see page 164 of this Amended Joint Proxy Statement/Prospectus)

The MCC Special Committee unanimously determined that the Amended MCC Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger, are advisable and fair to, and in the best interests of, MCC and the MCC Stockholders.

In recommending that the MCC Board approve the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, the MCC Special Committee considered the terms of the Amended MCC Merger Agreement and the other transactions and agreements relating hereto. As part of its evaluation, the MCC Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MCC, as well as financial information prepared by Management. The MCC Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

•        the value of the MCC Merger Consideration to be received by the MCC Stockholders in the MCC Merger;

•        the fact that, since the MCC Merger Consideration will be paid in shares of Sierra Common Stock, the MCC Stockholders would have the opportunity to participate in any future earnings and growth of the Combined Company and future appreciation in the value of such shares following the Mergers should they determine to retain the shares of Sierra Common Stock payable in the MCC Merger;

•        the MCC Merger is expected to result in an estimated accretion of between 25.83% to 28.3% of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated accretion of between 35.6% to 38.31% assuming projected MDLY earnings;

•        MCC Stockholders (other than Sierra, MDLY, and their respective affiliates and those holders of MCC Common Stock who are not eligible to fully participate in the Settlement Distribution) are expected to experience an estimated accretion of between 3.91% to 6.54% of NAV per share (taking into account the Settlement Distribution) as a result of the MCC Merger;

•        the potential accretion in stock value for MCC Stockholders given the expected potential trading values of the Combined Company Common Stock and in light of the current NAV discount at which MCC trades;

•        the MCC Merger is expected to be tax-free to MCC Stockholders; and

•        the financial presentation of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) to the MCC Special Committee, dated July 28, 2019, and the opinion of Sandler O’Neill to the MCC Special Committee, dated July 28, 2019, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration, taken together with the Settlement Distribution, was fair, from a financial point of view, to holders of MCC Common Stock (other than Sierra, MDLY, and their respective affiliates and those holders of MCC Common Stock who are not eligible to fully participate in the Settlement Distribution), which opinion is described in the section entitled “Opinion of Financial Advisor to the MCC Special Committee.”

Strategic and Business Considerations

•        the fact that the MCC Special Committee had the authority to not recommend that the MCC Board approve the Amended MCC Merger Agreement and the MCC Board would have been precluded from approving the Amended MCC Merger Agreement under those circumstances;

•        the fact that the MCC Special Committee had the authority to recommend that MCC terminate the MCC Merger Agreement;

•        the financial, business and stock price challenges of remaining a standalone company;

•        the Combined Company should have greater scale for investment and financing flexibility (potential improvement in credit rating could result in lower funding costs and improved access to capital over time);

•        the Combined Company would have a more diversified balance sheet;

•        the Combined Company would have less relative exposure to non-accruing loans;

•        the internalization better aligns the incentives of Management with the MCC Stockholders as well as provides greater transparency into Management’s structure;

•        the Combined Company should have potential earnings enhancement over time through ownership of an asset management subsidiary;

•        the Combined Company would be expected to have a significantly greater market capitalization and thus increased potential liquidity for MCC Stockholders;

•        the Combined Company would be expected to be the 13th largest publicly traded BDC compared to MCC, which currently is the 20th largest BDC;

•        BDCs with internal management structures have tended to trade at less of a discount than externally managed BDCs;

•        the transaction should simplify the current structure of cross-ownership and management of MCC and Sierra;

•        the go-shop process is expected to provide the opportunity for a market check of the economic terms of the MCC Merger; and

•        the terms and conditions of the Amended MCC Merger Agreement, as discussed in the section entitled “The Description of the Amended MCC Merger Agreement,” which the MCC Special Committee after consulting with its legal advisors considered to be reasonable.

In the course of reaching the determinations and decisions and making the recommendation described above, the MCC Special Committee considered the risks and challenges relating to the Mergers, including the following material items:

•        the fact that the MCC Merger Consideration and a portion of the Settlement Distribution to be received by the MCC Stockholders will consist of Sierra Common Stock based on a fixed exchange ratio range and that the value of the MCC Merger Consideration may decline either before or after the MCC Special Meeting and there will be no adjustment to the exchange ratio, thereby exposing the MCC Stockholders to the risks of an equity investment in Sierra Common Stock;

•        the Combined Company has not traded before and it could trade at a significant discount;

•        although the combined portfolio may be more diversified and have a lower percentage of non-accruing loans, the Combined Company would still have the same management team as before and MCC has experienced significant declines in NAV and NII under the management team;

•        uncertainties about MDLY’s ability to grow business (and earnings) as a captive asset manager;

•        there would be a dilution in MCC Stockholder’s influence (MCC Stockholders would own approximately 26.8% to 27.3% of the Combined Company);

•        the fact that not all of the conditions to the closing of the MCC Merger, including SEC approval, court approval, and the required stockholder approvals, are within the parties’ control;

•        the substantial costs to be incurred by MCC in connection with the Amended MCC Merger Agreement and the other transactions contemplated thereby, regardless of whether the MCC Merger is consummated;

•        the risks and benefits of pursuing an alternative that did not include the Settlement Fund and settlement of the MCC Stockholder Action;

•        the risk that the announcement and pendency of the MCC Merger could result in the disruption of MCC’s business, including the possible diversion of Management attention and potential adverse effects on MCC’s business relationships; and

•        the challenges inherent in the combination of three businesses, including the risk that integration of the three companies may take more time or be more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to be obtained may not be fully or timely realized.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MCC Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MCC Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MCC Special Committee, the potential risks associated with the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, were favorably offset by the potential benefits of the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger. This explanation of the MCC Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements.”

See “Special Factors — Phase 2 — Reasons for the Mergers — MCC’s Reasons for the Mergers — Phase 2 Approval.”

The Medley Affiliates’ Reasons for the MDLY Merger — Phase 2 Approval (see page 167 of this Amended Joint Proxy Statement/Prospectus)

The Medley Affiliates unanimously determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby (whether or not the Amended MCC Merger Agreement and the transactions contemplated thereby are approved), are advisable and fair to, and in the best interests of, the MDLY Stockholders. As part of its evaluation, the Medley Affiliates considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. In that regard, the Medley Affiliates took into account a number of reasons, including, among others:

•        the Mergers are expected to be accretive to the Combined Company’s NII, return on equity, and NAV over time;

•        the Mergers are expected to create a single, larger, more diversified balance sheet for the Combined Company;

•        the Mergers have the potential to increase share trading liquidity for stockholders of Sierra, MCC and MDLY;

•        the Mergers offer the potential for achieving cost savings, operational efficiencies and synergies; and

•        the Mergers will simplify the overall corporate structure and more closely align the interests of Management and all constituent stockholders, providing the potential for an increase in valuation comparable to internally managed BDC peers.

See “Special Factors — Phase 2 — Reasons for the Mergers — The Medley Affiliates’ Reasons for the MDLY Merger — Phase 2 Approval.”

MDLY’s Reasons for the Mergers — Phase 2 Approval (see page 167 of this Amended Joint Proxy Statement/Prospectus)

The MDLY Special Committee unanimously determined, and recommended the MDLY Board determine, that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders.

The MDLY Board and the Medley Affiliates determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the Amended MDLY Merger are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders. The MDLY Board and the Medley Affiliates were able to reach their fairness determination as to the MDLY unaffiliated security holders in light of the fact that, among other things, all of the MDLY unaffiliated security holders and certain non-management affiliates of MDLY will receive the same dollar amount per share for their MDLY Class A Common Stock. The MDLY Board was able to reach its fairness determination as to unaffiliated security holders by adopting the determinations of the MDLY Special Committee.

In making its recommendation to the MDLY Board, the MDLY Special Committee expressly relied upon, among other things, the fairness opinion of Barclays Capital Inc. (“Barclays”), subject to the qualifications, limitations and assumptions stated therein, together with the analyses and conclusions of Barclays in issuing its fairness opinion, including the comparable company, comparable transaction and discounted cash flow analyses (based on the MDLY Projections) contained therein, and the other factors considered and reviewed for informational purposes (including, without limitation, the historical share price analysis and transaction premium analysis), as further described in “Special Factors — Opinion of Financial Advisor of the MDLY Special Committee.”

Each of the factors set forth above were important to MDLY and the Medley Affiliates in determining the fairness of the transaction to the MDLY unaffiliated security holders. With respect to whether the consideration offered to MDLY unaffiliated security holders constitutes fair value, MDLY believes that the factors that are described above constitute an analysis of whether the consideration offered to unaffiliated security holders constitutes fair value in relation to current market prices, historical market prices and going concern value. Moreover, while net book value was considered as a data point, MDLY did not consider its net book value on a stand-alone basis in considering the fairness of the transaction due to the fact that MDLY’s business is based on fee income rather than asset value. MDLY did not consider liquidation value as liquidating the company was not considered.

In recommending that the MDLY Board approve the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, the MDLY Special Committee considered the terms of the Amended MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the MDLY Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. The MDLY Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

•        The aggregate value and composition of the MDLY Merger Consideration to be received by the MDLY Stockholders in the MDLY Merger, including the fact that upon completion of the MDLY Merger, the unaffiliated MDLY Stockholders would receive $2.96 per share and Management would receive $2.66 per share, plus both the unaffiliated MDLY Stockholders and Management would receive 0.2668 shares of Sierra Common Stock per share of MDLY Class A Common Stock and 0.2072 shares of Sierra Common Stock per share of MDLY Class A Common Stock, respectively.

•        The fact that a significant portion of the MDLY Merger Consideration to be received by the unaffiliated MDLY Stockholders in the MDLY Merger will be paid in cash, giving the unaffiliated MDLY Stockholders an opportunity to immediately realize value for a portion of their investment and providing certainty of value with respect to the cash portion of the MDLY Merger Consideration to be paid to the unaffiliated MDLY Stockholders.

•        The fact that, since the stock portion of the MDLY Merger Consideration will be paid in shares of Sierra Common Stock, the MDLY Stockholders would have the opportunity to participate in any future earnings and growth of the Combined Company, or the Sierra/MDLY Company, as applicable, and future appreciation in the value of such shares following the MDLY Merger should they determine to retain the shares of Sierra Common Stock payable in the MDLY Merger.

•        The fact that the total implied value of the MDLY Merger Consideration to be received by the unaffiliated MDLY Stockholders in the MDLY Merger, if the Mergers are consummated, represented a premium to market of approximately 98%, assuming a NAV multiple of 1.00x for Sierra (approximately 83.5%, assuming a NAV multiple of 0.80x for Sierra), based on the closing share price of $2.38 for Class A Common Stock of MDLY on July 26, 2019 (the last trading day prior to announcement of the MDLY Merger), and a premium to market of approximately 82%, assuming a NAV multiple of 1.00x for Sierra (approximately 68%, assuming a NAV multiple of 0.80x for Sierra), based on the 90-day VWAP for Class A Common Stock of MDLY for the period ended July 26, 2019. If the MDLY Merger is consummated, but the MCC Merger is not consummated, the total implied value of the MDLY Merger Consideration to be received by the unaffiliated MDLY Stockholders in the MDLY Merger represented a premium to market of approximately 97%, assuming a NAV multiple of 1.00x for Sierra (approximately 83%, assuming a NAV multiple of 0.80x for Sierra), based on the closing share price of $2.38 for Class A Common Stock of MDLY on July 26, 2019, and a premium to market of approximately 81%, assuming a NAV multiple of 1.00x for Sierra (approximately 67.5%, assuming a NAV multiple of 0.80x for Sierra), based on the 90-day VWAP for Class A Common Stock of MDLY for the period ended July 26, 2019.

•        The fairness presentation by Barclays and its oral opinion delivered to the MDLY Special Committee on July 28, 2019 (which was subsequently confirmed in writing by delivery of Barclays’ written opinion dated July 28, 2018), that, as of such date, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the Consideration (as defined below) to be offered to the non-management holders of MDLY Class A Common Stock in the proposed MDLY Merger, assuming, at the instruction of the MDLY Special Committee that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming, at the instruction of the MDLY Special Committee, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement, is fair to such stockholders, including, without limitation, the comparable company analysis, comparable transaction analysis and discounted cash flow analysis performed by Barclays. In addition, Barclays considered and reviewed with the MDLY Special Committee other factors for informational purposes, including, among other things, the Historical Stock

Price Analysis and Transaction Premium Analysis, as further described in “Special Factors — Opinion of Financial Advisor of the MDLY Special Committee — Summary of Material Financial Analyses” and “Special Factors — Opinion of Financial Advisor of the MDLY Special Committee — Other Factors”.

•        The fact that the MDLY Special Committee identified additional sources of value for the unaffiliated MDLY Stockholders, including that the Medley LLC Unitholders agreed to forfeit all of the benefits to which they otherwise would be entitled under the Tax Receivable Agreement in order to increase the amount of consideration available to the unaffiliated MDLY Stockholders.

•        The fact that the MDLY Special Committee successfully negotiated additional consideration to be paid only to unaffiliated MDLY Stockholders in the form of additional cash and shares of Sierra Common Stock.

•        The belief of the MDLY Special Committee that its negotiations had resulted in the highest price per share for the unaffiliated MDLY Stockholders compared to Management and that MCC and Sierra would support.

Thorough Review of Strategic Alternatives

•        The fact that MDLY had carefully considered and evaluated, with the assistance of Management and legal and financial advisors, various potential strategic alternatives, including the robust and extensive sales processes to date run by MDLY.

•        The belief of the MDLY Special Committee (which belief was formed after consultation with Management and legal and financial advisors) that soliciting interest from additional third parties would be unlikely to lead to a better offer and could lead to the loss of the offer in connection with the proposed MDLY Merger.

•        The fact that, following the execution of the MDLY Merger Agreement on August 9, 2018, only one party submitted an expression of interest regarding a potential acquisition of MDLY, which expression of interest was conditioned on, but did not receive, the support of the Medley LLC Unitholders, and valued MDLY, on a per share basis, at less than the value of the MDLY Merger Consideration.

•        The belief of the MDLY Special Committee (which belief was formed after consultation with Management and legal and financial advisors) that the process conducted by MDLY has resulted in the highest price reasonably available to the unaffiliated MDLY Stockholders, including any standalone options.

Strategic and Business Considerations

•        The fact that the MDLY Special Committee, comprising independent, non-employee directors of the MDLY Board, and with the assistance of independent, experienced, third party financial and legal advisors, had the authority to negotiate and reject or recommend approval of the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger.

•        The fact that the MDLY Special Committee had the authority to not recommend that the MDLY Board approve the Amended MDLY Merger Agreement and the MDLY Board would have been precluded from approving the Amended MDLY Merger Agreement under those circumstances.

•        The benefits to the Combined Company, or the Sierra/MDLY Company, as applicable, that could result from the Mergers, or the MDLY Merger, as applicable,, including increased assets under management of the Combined Company or the Sierra/MDLY Company, as applicable, and the associated potential for greater diversification and scale.

•        The fact that that the Sierra Investment Advisory Agreement and the MCC Investment Management Agreement are renewed annually, renewal effectively requires, and termination of the agreements are effectively subject only to, the approval of the independent directors of Sierra and MCC, and their terms provide a certain degree of leverage to Sierra and MCC given their relative importance to MDLY.

•        The fact that MDLY Stockholders will have an ability to participate in the future growth of the Combined Company, including any future upside in the stock price and potential synergies expected to result from the Mergers.

•        The likelihood of obtaining regulatory approvals, including an exemptive order from the SEC granting relief to Sierra, MCC and MDLY under the Investment Company Act to the extent necessary to consummate the Mergers and to thereafter operate as an internally managed BDC.

Terms of the Merger Agreement

•        The terms of the Amended MDLY Merger Agreement were the result of extensive arm’s length negotiations among Management, the MDLY Special Committee and the Sierra Special Committee.

•        The fact that, subject to certain procedural requirements set forth therein, the Amended MDLY Merger Agreement permits MDLY and its representatives to engage in negotiations or substantive discussions with parties making competing proposals during the pendency of the Go-Shop Period at MCC without the MDLY Board being required to make a determination as to whether such competing proposal either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal, and that failure to consider such competing proposal could reasonably be expected to be inconsistent with the fiduciary duties of the MDLY Board.

•        The fact that the Amended MDLY Merger Agreement permits the MDLY Board (at the direction of the MDLY Special Committee) to change its recommendation that the MDLY Stockholders vote in favor of the adoption of the Amended MDLY Merger Agreement in response to certain acquisition proposals, if the MDLY Board (at the direction of the MDLY Special Committee) determines that failure to change its recommendation could reasonably be expected to be inconsistent with its fiduciary duties, subject to certain procedural requirements set forth in the Amended MDLY Merger Agreement.

•        The fact that the MDLY Board could terminate the Amended MDLY Merger Agreement to accept a “superior proposal” from a third party, subject to certain procedural requirements set forth in the Amended MDLY Merger Agreement.

•        The payment of a reasonable termination fee equal to $3,000,000 by MDLY or Sierra in certain instances following termination of the Amended MDLY Merger Agreement.

•        The fact that appraisal rights would be available to MDLY Stockholders who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery.

•        The fact that the consummation of the MDLY Merger is not conditioned on the consummation of the MCC Merger.

The MDLY Special Committee also considered certain potentially negative factors in its deliberations concerning the MDLY Merger, including, but not limited to, the following:

•        The fact that the amount of the MDLY Merger Consideration to be paid to the MDLY Stockholders pursuant to the Amended MDLY Merger Agreement is less than the consideration that would have otherwise been paid to the MDLY Stockholders pursuant to the MDLY Merger Agreement.

•        The fact that the Sierra Special Committee reduced the amount of the MDLY Merger Consideration it offered to pay to the MDLY Stockholders to account for the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action payable to those MCC Stockholders who are Eligible Class Members pursuant to the terms of the Settlement.

•        The fact that a significant portion of the MDLY Merger Consideration to be paid to MDLY Stockholders will be paid in cash and, with respect to that portion of the consideration, the MDLY Stockholders will not participate in the future growth of the Combined Company or the Sierra/MDLY Company, as applicable.

•        The fact that the MDLY Merger will not be treated as a tax-free reorganization.

•        The fact that the stock portion of the MDLY Merger Consideration to be received by the MDLY Stockholders will consist of Sierra Common Stock based on a fixed exchange ratio and that the value of the stock portion of the MDLY Merger Consideration may decline either before or after the MDLY Special Meeting and there will be no adjustment to the exchange ratio, thereby exposing the MDLY Stockholders to the risks of an equity investment.

•        The uncertainty as to the price at which the Sierra Common Stock will trade as of the consummation of the MDLY Merger.

•        The fact that consummation of the MDLY Merger is not conditioned on the approval of a majority of the unaffiliated MDLY Stockholders.

•        The fact that, while members of Management will own approximately 3.4% of the shares of the Combined Company Common Stock (4.8% of the shares of the Sierra/MDLY Company Common Stock, as applicable) immediately following the MDLY Merger Effective Time, the unaffiliated MDLY Stockholders would hold only approximately 1.1% of the shares of the Combined Company Common Stock (1.5% of the shares of the Sierra/MDLY Company Common Stock, as applicable) immediately following the MDLY Merger Effective Time.

•        The fact that the Amended MDLY Merger Agreement precludes MDLY from actively soliciting competing proposals and MDLY may not terminate the Amended MDLY Merger Agreement to accept a competing proposal from a third party unless the MDLY Board (or the MDLY Special Committee) has determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constitutes a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MDLY would be required to pay the termination fee.

•        The fact that, subject to certain procedural requirements set forth therein, the Amended MDLY Merger Agreement permits Sierra and its representatives to engage in negotiations or substantive discussions with parties making competing proposals, including proposals made by third parties to become the primary investment manager of Sierra during the pendency of the Go-Shop Period at MCC without the Sierra Board being required to make a determination as to whether such competing proposal either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal and that failure to consider such competing proposal could reasonably be expected to be inconsistent with the fiduciary duties of the Sierra Board.

•        The fact that MCC will be permitted to actively solicit competing proposals during the Go-Shop Period and the associated risks associated with a termination of the Amended MCC Merger Agreement.

•        The risks associated with consummating the MDLY Merger in the event that the MCC Merger is not consummated substantially concurrently therewith.

•        The fact that not all of the conditions to the closing of the MDLY Merger, including the required stockholder approvals, are within the parties’ control.

•        The fact that the Amended MDLY Merger Agreement contains certain restrictions on the ability of MDLY to conduct its business in the period between signing and closing, so that Sierra’s consent is required in respect of certain corporate actions, the entry into certain contracts, the acquisition or disposition of material assets, certain compensation actions, and other matters.

•        The substantial costs to be incurred by MDLY in connection with the Amended MDLY Merger Agreement and the other transactions contemplated thereby, regardless of whether the MDLY Merger is consummated.

•        The risk that the announcement and pendency of the MDLY Merger could result in the disruption of MDLY’s business, including the possible diversion of Management and employee attention, potential employee attrition and potential adverse effects on MDLY’s business relationships.

•        The challenges inherent in the combination of three businesses, including the risk that integration of the three companies may take more time or be more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to be obtained may not be fully or timely realized.

The MDLY Special Committee considered the factors taken into account by Barclays in issuing its fairness opinion. In determining the MDLY Merger is advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders, the MDLY Special Committee expressly adopted the analysis and conclusions of Barclays in issuing its fairness opinion as part of its considerations in making such determination. See “Special Factors — Opinion of Financial Advisor of the MDLY Special Committee — Summary of Material Financial Analyses” and “Special Factors — Opinion of Financial Advisor of the MDLY Special Committee — Other Factors” for a summary of the factors used by Barclays in issuing its fairness opinion.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MDLY Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MDLY Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MDLY Special Committee, the potential risks associated with the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, were favorably offset by the potential benefits of the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger. This explanation of the MDLY Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements.”

See “Special Factors — Phase 2 — Reasons for the Mergers — MDLY’s Reasons for the Mergers — Phase 2 Approval.”

MCC announced that the “go-shop” conducted by the MCC Special Committee did not produce a MCC Merger Superior Proposal. The MCC Board continues to recommend that the MCC Stockholders adopt the Amended MCC Merger Agreement (see page 151 of the Amended Joint Proxy Statement/Prospectus)

On October 14, 2019, MCC announced that the “go-shop” conducted by the MCC Special Committee did not produce a MCC Merger Superior Proposal. The MCC Board continues to recommend that the MCC Stockholders adopt the Amended MCC Merger Agreement.

Starting on September 27, 2019, the date on which the Go-Shop Period expired, subject to certain exceptions for Excluded Parties as defined in the Amended MCC Merger Agreement applicable through October 11, 2019, MCC became subject to customary “no shop” provisions under the Amended MCC Merger Agreement.  The “no shop” provisions restrict the ability of MCC and its representatives to solicit alternative acquisition proposals from, engage in negotiations or discussions with, or provide confidential information to, third parties, subject to customary “fiduciary out” provisions.

During the Go-Shop Period, Houlihan Lokey, the independent financial advisor retained by the MCC Special Committee, contacted 194 potential buyers and strategic partners to solicit interest in making a proposal, resulting in 27 parties executing non-disclosure agreements with MCC. These parties were provided access to certain information regarding MCC. Seven parties submitted initial indications of interest with a total of 12 proposals. Following discussions between these parties and representatives of MCC, three of these parties submitted revised indications of interest with a total of four proposals. Subsequently, two of these parties submitted further revised indications of interest. After extensive negotiations with these parties, and after consulting with its independent financial and legal advisors, the MCC Special Committee did not find that any of the proposals constituted a MCC Merger Superior Proposal.

For more information regarding the “go-shop” process conducted by the MCC Special Committee, see “Special Factors — Phase 2 — Background of the Mergers — The MCC “Go-Shop” Process.”

Risk Factors

Risks Relating to the Mergers (see page 216 of this Amended Joint Proxy Statement/Prospectus)

The Mergers are subject to the following risks, among others. Sierra Stockholders, MCC Stockholders, and MDLY Stockholders should carefully consider these risks before deciding how to vote on the proposals to be voted on at their respective stockholder meeting. See “Risk Factors — Risks Relating to the Mergers.”

•        The completion of the Mergers is subject to several conditions, including, with respect to the MCC Merger, court approval of the Settlement. There can be no assurances when or if the Mergers will be completed.

•        The MCC Merger Consideration is subject to adjustment based on the amount of the Plaintiff Attorney Fees. Because of this adjustment, the value of the MCC Merger Consideration cannot be determined until the amount of the Plaintiff Attorney Fees is determined in connection with the MCC Stockholder Action.

•        Because the NAV of Sierra may change, MCC Stockholders and MDLY Stockholders cannot be sure of the value of the stock portion of the merger consideration or, in the case of the Eligible Class Members, the Settlement Shares, they will receive until the MCC Merger Effective Time and the MDLY Merger Effective Time, as applicable.

•        The value of the stock portion of the merger consideration that MCC Stockholders and MDLY Stockholders will receive, and of the Sierra Common Stock that Sierra Stockholders will continue to own, upon the completion of the Mergers or the MDLY Merger, as applicable, may be affected, either positively or negatively, by the trading performance of Sierra Common Stock following the Mergers or the MDLY Merger, as applicable.

•        The inability of Sierra, MCC and/or MDLY to obtain certain third-party consents and approvals could delay or prevent the completion of the Mergers or the MDLY Merger, as applicable.

•        Even if the Mergers or the MDLY Merger, as applicable, are completed, the inability of Sierra, MCC and/or MDLY to obtain certain third-party consents and approvals could adversely impact the Combined Company or the Sierra/MDLY Company, as applicable, and Merger Sub.

•        The Mergers or the MDLY Merger, as applicable, may trigger certain “change of control” provisions and other restrictions in agreements of Sierra, MCC, MDLY or their affiliates and the failure to obtain any required consents or waivers could adversely impact the Combined Company or the Sierra/MDLY Company, as applicable.

•        The opinions obtained by the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee from each of their respective financial advisors will not reflect changes in circumstances after the dates of the opinions between signing of the Amended MCC Merger Agreement and the MCC Merger Effective Time and between signing of the Amended MDLY Merger Agreement and the MDLY Merger Effective Time.

•        The MCC Merger Consideration and the MDLY Merger Consideration were the product of extensive negotiations among the special committees of Sierra, MCC, and MDLY and therefore may include business considerations beyond share price, NAV or other financial or valuation metrics relating to Sierra, MCC, and MDLY.

•        Sierra, MCC, and MDLY have been named as defendants in various securities class actions and derivative lawsuits and may be named in additional ones in the future, which has resulted in, and which may result in the future in, substantial costs and may delay or prevent the completion of the Mergers or the MDLY Merger, as applicable.

•        If the Mergers do not close, neither Sierra, MCC, nor MDLY will benefit from the expenses incurred in connection with the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement. If the MDLY Merger closes and the MCC Merger does not close, neither Sierra nor MCC will benefit from the expenses incurred in connection with the Amended MCC Merger Agreement.

•        Failure to complete the Mergers could negatively impact Sierra’s, MCC’s, and MDLY’s business, financial results, and ability to pay dividends and distributions, if any or at its current level, to Sierra Stockholders, MCC Stockholders, and MDLY Stockholders, and, in the case of MCC and MDLY, negatively impact stock prices.

•        Termination of the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement or failure to otherwise complete the Mergers could negatively impact Sierra, MCC, and MDLY.

•        Under certain circumstances, Sierra, MCC or MDLY may be obligated to pay a termination fee upon termination of the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement.

•        The Amended MCC Merger Agreement limits each of MCC’s and Sierra’s ability to actively pursue alternatives to the MCC Merger and to accept a superior proposal.

•        The Amended MDLY Merger Agreement limits each of MDLY’s and Sierra’s ability to actively pursue alternatives to the MDLY Merger and to accept a superior proposal, although MCC has the right to actively pursue alternatives during the Go-Shop Period.

•        In certain circumstances, Sierra, MCC, and MDLY may waive one or more conditions to the Mergers or the MDLY Merger, as applicable, or amend the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement, without resoliciting stockholder approval.

•        Certain persons related to the Companies have interests in the Mergers that differ from the interests of their respective stockholders.

•        The Companies will be subject to business uncertainties and contractual restrictions while the Mergers are pending.

•        The shares of Sierra Common Stock to be received by MCC Stockholders and MDLY Stockholders as a result of the Mergers or the MDLY Merger, as applicable, will have different rights associated with them than shares of MCC Common Stock and MDLY Common Stock currently held by them.

•        The MCC Merger and the MDLY Merger are conditioned on Sierra, MCC, MDLY and certain of its affiliates receiving exemptive relief from the SEC.

•        MDLY Stockholders could be subject to significant U.S. federal income tax liabilities as a result of the MDLY Merger being a taxable transaction for U.S. federal income tax purposes and MDLY Stockholders may not receive cash sufficient to pay any tax.

•        MCC Stockholders could be subject to significant U.S. federal income tax liabilities if the MCC Merger fails to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Risks Relating to the Combined Company if the Mergers are Consummated (see page 225 of this Amended Joint Proxy Statement/Prospectus)

If the Mergers are consummated, Sierra Common Stock will be listed on the NYSE under the symbol “SRA” and is expected to be listed on the TASE, with such listings expected to be effective as of the closing date of the Mergers. Upon completion of the Mergers, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by its wholly owned investment adviser subsidiary. Set forth below are the principal risks relating to the Combined Company following the completion of the Mergers. Sierra Stockholders, MCC Stockholders and MDLY Stockholders should carefully consider these risks before deciding how to vote on the proposals to be voted on at their respective stockholder meeting. See “Risk Factors — Risks Relating to the Combined Company if the Mergers are Consummated.”

•        The Combined Company may be unable to realize the benefits anticipated by the Mergers, including estimated cost savings and synergies, or it may take longer than anticipated to achieve such benefits.

•        If Sierra internalizes its management functions, the Combined Company may not be able to retain or replace key personnel.

•        As an internally managed BDC, the Combined Company will be subject to certain restrictions, such as offering both a profit sharing plan and an equity incentive plan, that may adversely affect its business.

•        There has been no public market for Sierra Common Stock, and the Companies cannot assure you that the market price of Sierra Common Stock will not decline following the closing of the Mergers.

•        Shares of the Sierra Common Stock may trade at a discount from NAV.

•        The Combined Company’s cash distributions are not guaranteed and may fluctuate.

•        Sierra Stockholders and MCC Stockholders will experience a reduction in percentage ownership and voting power in the Combined Company as a result of the Mergers as compared to their current respective percentage ownership and voting power in Sierra and MCC. MDLY Stockholders will experience a reduction in percentage of ownership in the Combined Company as a result of the Mergers as compared to its current respective percentage ownership in MDLY.

•        The market price of the Sierra Common Stock after the completion of the Mergers may be affected by factors different from those currently affecting Sierra Common Stock, MCC Common Stock or MDLY Common Stock.

•        The unaudited pro forma financial information of the Combined Company is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the Mergers.

•        The accounting treatment applied to Sierra’s acquisition of MDLY will have a material impact on the Combined Company’s ability to comply with applicable asset coverage requirements under the Investment Company Act, and in turn on the Combined Company’s ability to incur additional leverage.

•        Notwithstanding the fact that the Combined Company’s portfolio of investments will be more diversified than Sierra’s and MCC’s existing investment portfolios on a standalone basis, because the Combined Company’s investment strategy will be focused primarily on privately held companies, such diversification may not materially reduce the risks associated with the Combined Company’s investments.

•        The Combined Company will be subject to corporate-level U.S. federal income tax if it is unable to qualify for the tax treatment applicable to RICs under Subchapter M of the Code or to satisfy RIC distribution requirements.

•        The ability of the Combined Company to receive any dividend income from Merger Sub depends on Merger Sub’s ability to generate management fees from advisory clients that exceed its expenses, which is subject to certain risks and uncertainties.

Risks Relating to the Sierra/MDLY Company if the MDLY Merger is Consummated and the MCC Merger is not Consummated (see page 230 of this Amended Joint Proxy Statement/Prospectus)

If the MDLY Merger is consummated and the MCC Merger is not consummated, Sierra Common Stock will be listed on the NYSE under the symbol “SRA”, with such listing expected to be effective as of the closing date of the MDLY Merger. Upon completion of the MDLY Merger, the Sierra/MDLY Company would be internally managed by MCC Advisors, its wholly owned registered investment adviser. Set forth below are the principal risks relating to the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated. Sierra Stockholders, MCC Stockholders and MDLY Stockholders should carefully consider these risks before deciding how to vote on the proposals to be voted on at their respective stockholder meeting. See “Risk Factors — Risks Relating to the Sierra/MDLY Company if the MDLY Merger is Consummated and the MCC Merger is not Consummated.”

•        The Sierra/MDLY Company may be unable to realize the benefits anticipated by the MDLY Merger, including estimated cost savings and synergies, or it may take longer than anticipated to achieve such benefits.

•        If Sierra internalizes its management functions, the Sierra/MDLY Company may not be able to retain or replace key personnel.

•        As an internally managed BDC, the Sierra/MDLY Company will be subject to certain restrictions that may adversely affect its business.

•        There has been no public market for Sierra Common Stock, and the Companies cannot assure you that the market price of Sierra Common Stock will not decline following the MDLY Merger Closing.

•        Shares of the Sierra Common Stock may trade at a discount from NAV.

•        The Sierra/MDLY Company’s cash distributions are not guaranteed and may fluctuate.

•        Sierra Stockholders will experience a reduction in percentage ownership and voting power in the Sierra/MDLY Company as a result of the MDLY Merger as compared to its current respective percentage ownership and voting power in Sierra, and MDLY Stockholders will experience a reduction in percentage of ownership in the Sierra/MDLY Company as a result of the MDLY Merger as compared to its current respective percentage ownership in MDLY.

•        The market price of the Sierra Common Stock after the completion of the MDLY Merger may be affected by factors different from those currently affecting Sierra Common Stock or MDLY Common Stock.

•        The unaudited pro forma financial information of the Sierra/MDLY Company is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Sierra/MDLY Company following the MDLY Merger.

•        The accounting treatment applied to Sierra’s acquisition of MDLY will have a material impact on the Sierra/MDLY Company’s ability to comply with applicable asset coverage requirements under the Investment Company Act, and in turn on the Sierra/MDLY Company’s ability to incur additional leverage.

•        The Sierra/MDLY Company will be subject to corporate-level U.S. federal income tax if it is unable to qualify for the tax treatment applicable to RICs under Subchapter M of the Code or to satisfy RIC distribution requirements.

•        If the MDLY Merger is consummated and the MCC Merger is not consummated, the MCC Investment Management Agreement will automatically terminate, which could have a material adverse effect on Merger Sub.

•        The ability of the Sierra/MDLY Company to receive any dividend income from Merger Sub depends on Merger Sub’s ability to generate management fees from advisory clients that exceed its expenses, which is subject to certain risks and uncertainties.

Sierra Stockholders, MCC Stockholders, and MDLY Stockholders should carefully consider the risks under “Risk Factors,” which sets forth the principal risks relating to: (i) the Mergers or the MDLY Merger, as applicable, (ii) the Combined Company following the completion of the Mergers, (iii) the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated, (iv) Sierra, (v) MCC, and (vi) MDLY. Please review all these risks, including the risks associated with the businesses of each of the Companies because these risks will also affect the Combined Company following consummation of the Mergers or the Sierra/MDLY Company following consummation of the MDLY Merger but not the MCC Merger, as applicable. If any of the events described in such section occurs, Sierra’s, MCC’s, MDLY’s, or, following the completion of the Mergers or the MDLY Merger, as applicable, the Combined Company’s or the Sierra/MDLY Company’s, as applicable, business, financial condition or results of operations could be materially adversely affected.

The Sierra Special Committee Received an Opinion from its Financial Advisor in connection with the Mergers (see page 173 of this Amended Joint Proxy Statement/Prospectus)

Broadhaven was retained by the Sierra Special Committee to act as its financial advisor and provide an opinion in connection with the Mergers. The Sierra Special Committee selected Broadhaven to act as its financial advisor based on Broadhaven’s qualifications, experience and reputation and its knowledge of the relevant industry and the business in which Sierra operates. On July 28, 2019, Broadhaven rendered its oral opinion, which was subsequently confirmed in writing by delivery of the opinion, to the Sierra Special Committee to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Broadhaven as set forth in its opinion, (a) if the MCC Merger is consummated concurrently with the MDLY Merger, the total consideration to be paid and issued by Sierra in the Mergers, considered as a whole and not in separate parts, is fair to Sierra from a financial point of view, and (b) if the MCC Merger is not consummated concurrently with the MDLY Merger, the MDLY Consideration to be paid and issued by Sierra in the MDLY Merger, considered as a whole and not in separate parts, is fair to Sierra from a financial point of view.

For more information see the section entitled “Special Factors — Opinion of Financial Advisor to the Sierra Special Committee.”

The MCC Special Committee Received an Opinion from its Financial Advisor in connection with the MCC Merger (see page 183 of this Amended Joint Proxy Statement/Prospectus)

The MCC Special Committee retained Sandler O’Neill to act as financial advisor to the MCC Special Committee in connection with the MCC Special Committee’s consideration of the Proposed Business Combination (as defined below). The MCC Special Committee selected Sandler O’Neill as its financial advisor because Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial services companies. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions and other corporate transactions. Sandler O’Neill acted as financial advisor to the MCC Special Committee in connection with the proposed MCC Merger and participated in certain of the negotiations leading to the execution of the Amended MCC Merger Agreement. At the July 28, 2019 telephonic meeting of the MCC Special Committee, at which the MCC Special Committee considered the Amended MCC Merger Agreement and the MCC Merger, Sandler O’Neill delivered to the MCC Special Committee its oral opinion, which was subsequently confirmed in writing on July 28, 2019, to the effect that, as of such date, the MCC Merger Consideration, taken together with the payment of cash and Sierra Common Stock in the Settlement, was fair to the holders of MCC Common Stock (other than Sierra, MDLY and their respective affiliates and those holders of MCC Common Stock who are not eligible to fully participate in the Settlement Fund) from a financial point of view.

For more information see the section entitled “Special Factors — Opinion of Financial Advisor to the MCC Special Committee.”

The MDLY Special Committee Received an Opinion from its Financial Advisor in connection with the MDLY Merger (see page 195 of this Amended Joint Proxy Statement/Prospectus)

The MDLY Special Committee engaged Barclays to act as its independent financial advisor for the purpose of providing financial advisory services to the MDLY Special Committee with respect to certain potential transactions or series or combination of related transactions outside of the ordinary course of business of MDLY, including the MDLY Merger, pursuant to an engagement letter dated July 13, 2018, as amended on May 28, 2019. On July 28, 2019, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the MDLY Special Committee that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Consideration (as defined in the written fairness opinion) to be offered to the MDLY Public Stockholders (as defined below) for their MDLY Class A Common Stock in the proposed MDLY Merger, assuming, at the instruction of the MDLY Special Committee that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming, at the instruction of the MDLY Special Committee, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement, is fair, from a financial point of view, to such MDLY Public Stockholders.

The full text of Barclays’ written opinion, which is attached to this proxy statement as Annex E, sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully and in its entirety. Barclays’ opinion was provided for the information of the MDLY Special Committee in connection with its evaluation from a financial point of view of the Consideration to be offered to the MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger, assuming, at the instruction of the MDLY Special Committee that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming, at the instruction of the MDLY Special Committee, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement, and did not address any other aspects or implications of the proposed MDLY Merger, the proposed MCC Merger or any other transaction. Barclays’ opinion does not in any manner address the relative fairness as to the amount and nature of the consideration to be paid in the MDLY Merger whether the MCC Merger is consummated substantially concurrently with the MDLY Merger or the MCC Merger is not consummated and MCC terminates the MCC Investment Management Agreement. Barclays was not requested to opine as to, and its opinion does not in any manner address, MDLY’s underlying business decision to proceed with or effect the proposed MDLY Merger, the likelihood of consummation of the proposed MDLY Merger or the proposed MCC Merger, or the relative merits of the proposed MDLY Merger as compared to any other transaction in which MDLY might engage. In addition, Barclays expressed no view as to, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed MDLY Merger or, the proposed MCC Merger, or any class of such persons, relative to the consideration to be offered to the MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger. The summary of Barclays’ opinion provided in this proxy statement is qualified in its entirety by reference to the full opinion. Barclays’ opinion is not intended to be and does not constitute a recommendation to any MDLY Public Stockholder or any other person as to how such MDLY Public Stockholder or other person should vote or act with respect to the proposed MDLY Merger, the proposed MCC Merger, any other transaction or any other matter.

For more information see the section entitled “Special Factors — Opinion of Financial Advisor to the MDLY Special Committee.”

Based upon the Recommendation of the Sierra Special Committee, the Sierra Board Unanimously Recommends that Sierra Stockholders Vote “FOR” each of the Sierra proposals (see page 333 of this Amended Joint Proxy Statement/Prospectus)

•        Based upon the recommendation of the Sierra Special Committee, the Sierra Board has unanimously approved the Amended MCC Merger Agreement, including the transactions contemplated thereunder, declared the MCC Merger to be advisable upon the terms and subject to the conditions and limitations set forth in the Amended MCC Merger Agreement, and unanimously recommends that Sierra Stockholders vote “FOR” the approval of the MCC Merger.

•        Based upon the recommendation of the Sierra Special Committee, the Sierra Board has unanimously approved the Amended MDLY Merger Agreement, including the transactions contemplated thereunder, declared the MDLY Merger to be advisable upon the terms and subject to the conditions and limitations set forth in the Amended MDLY Merger Agreement, and unanimously recommends that Sierra Stockholders vote “FOR” the approval of the MDLY Merger.

•        Based upon the recommendation of the Sierra Special Committee, the Sierra Board unanimously recommends that Sierra Stockholders vote “FOR” the approval of the issuance of the Settlement Shares and the shares of Sierra Common Stock to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a price below its then current NAV per share, if applicable.

•        Based upon the recommendation of the Sierra Special Committee, the Sierra Board unanimously recommends that Sierra Stockholders vote “FOR” the adoption of the Sierra Incentive Plan.

•        Based upon the recommendation of the Sierra Special Committee, the Sierra Board unanimously recommends that Sierra Stockholders vote “FOR” the Sierra Charter Amendments.

•        Based upon the recommendation of the Sierra Special Committee, the Sierra Board unanimously recommends that Sierra Stockholders vote “FOR” the approval of the New Sierra Investment Advisory Agreement.

•        Based upon the recommendation of the Sierra Special Committee, the Sierra Board unanimously recommends that Sierra Stockholders vote “FOR” the adjournment of the Sierra Special Meeting for the purpose of soliciting additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals, or for other reasons.

For more information, see “Special Factors,” “Description of the Amended MCC Merger Agreement,” “Description of the Amended MDLY Merger Agreement,” “The Sierra Special Meeting,” “Sierra Proposal #1: Approval of the MCC Merger,” “Sierra Proposal #2: Approval of the MDLY Merger,” “Sierra Proposal #3: Issuance of the Settlement Shares and the Shares of Sierra Common Stock to be Issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a Price Below its Then Current NAV per Share, if applicable,” “Sierra Proposal #4: Adoption of the Sierra Incentive Plan,” “Sierra Proposal #5: Adoption of the Sierra Charter Amendments,” “Sierra Proposal #6: Approval of the New Sierra Investment Advisory Agreement,” and “Sierra Proposal #7: Possible Adjournment to Solicit Additional Proxies, if Necessary or Appropriate.”

Based upon the Recommendation of the MCC Special Committee, the MCC Board Unanimously Recommends that MCC Stockholders Vote “FOR” each of the MCC proposals (see page 339 of this Amended Joint Proxy Statement/Prospectus)

•        Based upon the recommendation of the MCC Special Committee, the MCC Board has unanimously approved the Amended MCC Merger Agreement, including the transactions contemplated thereunder, including the MCC Merger, upon the terms and subject to the conditions and limitations set forth in the Amended MCC Merger Agreement, and unanimously recommends that MCC Stockholders “FOR” the approval of the adoption of the Amended MCC Merger Agreement.

•        Based upon the recommendation of the MCC Special Committee, the MCC Board unanimously recommends that MCC Stockholders vote “FOR” the adjournment of the MCC Special Meeting for the purpose of soliciting additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the Amended MCC Merger Agreement, or for other reasons.

For more information, see “Special Factors,” “Description of the Amended MCC Merger Agreement,” “The MCC Special Meeting,” “MCC Proposal #1: Approval of the Adoption of the Amended MCC Merger Agreement,” and “MCC Proposal #2: Possible Adjournment to Solicit Additional Proxies, if Necessary or Appropriate.”

Based upon the Recommendation of the MDLY Special Committee, the MDLY Board Unanimously Recommends that MDLY Stockholders Vote “FOR” each of the MDLY proposals (see page 343 of this Amended Joint Proxy Statement/Prospectus)

•        Based upon the recommendation of the MDLY Special Committee, the MDLY Board has unanimously approved and declared advisable the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, and unanimously recommends that MDLY Stockholders vote “FOR” the approval of the adoption of the Amended MDLY Merger Agreement.

•        Based upon the recommendation of the MDLY Special Committee, the MDLY Board unanimously recommends that MDLY Stockholders vote “FOR” the adjournment of the MDLY Special Meeting for the purpose of soliciting additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons.

For more information, see “Special Factors,” “Description of the Amended MDLY Merger Agreement,” “The MDLY Special Meeting,” “MDLY Proposal #1: Approval of the adoption of the Amended MDLY Merger Agreement,” and “MDLY Proposal #2: Possible Adjournment to Solicit Additional Proxies, if Necessary or Appropriate.”

Management’s Conflicts of Interests and Role in the Mergers (see pages 79 and 80 of this Amended Joint Proxy Statement/Prospectus)

Various safeguards were implemented to protect against actual and potential conflicts of interests in light of the fact that the Mergers required agreement among Management and three affiliated, separate and distinct public entities, one of which, MDLY, is controlled by Management through majority equity ownership and two of which, Sierra and MCC, are managed by subsidiaries of MDLY. In order to mitigate such conflicts, each of the Sierra Board, the MCC Board, and the MDLY Board formed a special committee, comprised solely of independent directors of each respective board. Each of the Sierra Special Committee, the MCC Special Committee and the MDLY Special Committee exercised the authority, granted by each respective board, to hire advisors that it deemed appropriate, including in each case its own independent legal counsel and independent financial advisor. Moreover, the role that each of Management, the Sierra Special Committee, the MCC Special Committee and the MDLY Special Committee served varied during Phase 1 and Phase 2 (each as defined in the section entitled “Special Factors”).

Sierra Stockholders do not have Dissenter’s Right (see page 338 of this Amended Joint Proxy Statement/Prospectus)

Sierra Stockholders do not have the right to exercise dissenters’ rights (or rights of an objecting stockholder under the MGCL) with respect to any matter to be voted upon at the Sierra Special Meeting.

MCC Stockholders do not have Dissenter’s Right (see page 342 of this Amended Joint Proxy Statement/Prospectus)

MCC Stockholders do not have the right to exercise dissenters’ rights with respect to any matter to be voted upon at the MCC Special Meeting.

MDLY Stockholders are Entitled to Appraisal Rights (see page 347 of this Amended Joint Proxy Statement/Prospectus)

MDLY Stockholders are entitled to appraisal rights under Section 262 of the DGCL in connection with the MDLY Merger, provided they follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL. A copy of Section 262 of the DGCL is attached as Appendix K to this Amended Joint Proxy Statement/Prospectus. Failure to strictly comply with Section 262 of the DGCL will result in the loss of appraisal rights. A proxy or vote against the MDLY Merger proposal will not be deemed an appraisal demand. Due to the complexity of the provisions of Section 262 of the DGCL, any MDLY Stockholder considering exercising its appraisal rights under Section 262 of the DGCL is urged to consult his, her or its own legal advisor. See “Description of the Amended MDLY Merger Agreement — Appraisal Rights” and “Appraisal Rights of MDLY Stockholders.”

Votes Required to Approve Each of the Sierra Proposals (see page 333 of this Amended Joint Proxy Statement/Prospectus)

•        With regard to Sierra Proposal #1 (approval of MCC Merger) and Sierra Proposal #2 (approval of MDLY Merger), the holders of a majority of the outstanding shares of Sierra Common Stock as of the Sierra Record Date must affirmatively vote “FOR” in order for it to be approved. Because the vote on each proposal is based on the total number of shares of Sierra Common Stock outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

•        With regard to Sierra Proposal #3 (issuance of the Settlement Shares and issuance of Sierra Common Stock pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement), under the Investment Company Act, Sierra is not permitted to issue shares of Sierra Common Stock at a price below the then current NAV per share unless such issuance is approved by a majority of the holders of (1) the outstanding shares of Sierra Common Stock and (2) the outstanding shares of Sierra Common Stock held by persons who are not affiliated persons of Sierra. The vote of holders of a “majority,” as defined in the Investment Company Act, means the vote of the holders of the lesser of (1) 67% or more of the outstanding shares of Sierra Common Stock present or represented by proxy at the Sierra Special Meeting if the holders of more than 50% of the shares of Sierra Common Stock are present or represented by proxy or (2) more than 50% of the outstanding shares of Sierra Common Stock. In order to issue shares at a price below NAV pursuant to this approval, the Sierra Board would need to make certain determinations as required under the Investment Company Act. Abstentions and “broker non-votes” will have the effect of a vote “AGAINST” the proposal. See “The Special Meeting of Sierra — Vote Required” for more information on Sierra Proposal #3.

•        With regard to Sierra Proposal #4 (adoption of the Sierra Incentive Plan), the majority of the votes cast by the holders of Sierra Common Stock as of the Sierra Record Date present or represented by proxy at the Sierra Special Meeting must affirmatively vote “FOR” Sierra Proposal #4 in order for it to be approved (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions have the same effect as votes cast against the proposal, while “broker non-votes” will not be included in determining the number of votes cast and, as a result, do not affect the outcome.

•        With regard to Sierra Proposal #5 (adoption of the Sierra Charter Amendments), the requisite Sierra Stockholder approval is dependent on the particular Sierra Charter Amendment being considered, as described below.

•        The holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast as of the Sierra Record Date must affirmatively vote “FOR” the approval of each of Charter Amendment Proposals #5(A)(i) through (A)(xi) in order for it to be approved. Abstentions and “broker non-votes” will not count as affirmative votes cast and will therefore have the same effect as votes “AGAINST” each of Charter Amendment Proposals #5(A)(i) through (A)(xi).

•        The holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast as of the Sierra Record Date must affirmatively vote “FOR” the approval of Charter Amendment Proposal #5(B). Abstentions and “broker non-votes” will not count as affirmative votes cast and will therefore have the same effect as votes “AGAINST” Charter Amendment Proposal #5(B).

•        The holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast on the matter as of the Sierra Record Date must affirmatively vote “FOR” the approval of Charter Amendment Proposal #5(C). Abstentions and “broker non-votes” will not count as affirmative votes cast and will therefore have the same effect as votes “AGAINST” Charter Amendment Proposal #5(C).

•        The holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast on the matter as of the Sierra Record Date must affirmatively vote “FOR” the approval of Charter Amendment Proposal #5(D). Abstentions and “broker non-votes” will not count as affirmative votes cast and will therefore have the same effect as votes “AGAINST” Charter Amendment Proposal #5(D).

•        The holders of shares of Sierra Common Stock entitled to cast at least two-thirds of all the votes entitled to be cast as of the Sierra Record Date must affirmatively vote “FOR” the approval of Charter Amendment Proposal #5(E). Abstentions and “broker non-votes” will not count as affirmative votes cast and will therefore have the same effect as votes “AGAINST” Charter Amendment Proposal #5(E).

•        With regard to Sierra Proposal #6 (approval of the New Sierra Investment Advisory Agreement), a majority of the holders of (1) the outstanding shares of Sierra Common Stock as of the Sierra Record Date and (2) the outstanding shares of Sierra Common Stock as of the Sierra Record Date held by persons who are not affiliated persons of Sierra, each must affirmatively vote “FOR” the proposal in order for it to be approved. The vote of holders of a “majority,” as defined in the Investment Company Act, means the vote of the holders of the lesser of (1) 67% or more of the outstanding shares of Sierra Common Stock present or represented by proxy at the Sierra Special Meeting if the holders of more than 50% of the shares of Sierra Common Stock are present or represented by proxy or (2) more than 50% of the outstanding shares of Sierra Common Stock. Because the vote on the proposal is based on the total number of shares outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

•        With regard to Sierra Proposal #7 (possible adjournment to solicit additional proxies, if necessary or appropriate), a majority of the votes cast by the holders of Sierra Common Stock as of the Sierra Record Date present or represented by proxy at the Sierra Special Meeting must affirmatively vote “FOR” the proposal in order for it to be approved (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal). Abstentions and “broker non-votes” are not considered votes cast on the adjournment proposal, and will have no effect on the vote for the proposal.

•        See “The Sierra Special Meeting — Vote Required,” “Sierra Proposal #1: Approval of the MCC Merger,” “Sierra Proposal #2: Approval of the MDLY Merger,” “Sierra Proposal #3: Issuance of the Settlement Shares and the Shares of Sierra Common Stock to be Issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a Price Below its Then Current NAV per Share, if applicable,” “Sierra Proposal #4: Adoption of the Sierra Incentive Plan,” “Sierra Proposal #5: Adoption of the Sierra Charter Amendments,” “Sierra Proposal #6: Approval of the New Sierra Investment Advisory Agreement,” and “Sierra Proposal #7: Possible Adjournment to Solicit Additional Proxies, if Necessary or Appropriate.”

Votes Required to Approve Each of the MCC Proposals (see page 340 of this Amended Joint Proxy Statement/Prospectus)

•        A majority of the outstanding shares of MCC Common Stock as of the MCC Record Date must affirmatively vote “FOR” MCC Proposal #1 (approval of the adoption of the Amended MCC Merger Agreement) in order for it to be approved. Because the vote on the proposal is based on the total number of shares of MCC Common Stock outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

•        A majority of the votes cast by the holders of MCC Common Stock as of the MCC Record Date present or represented by proxy at the MCC Special Meeting must affirmatively vote “FOR” MCC Proposal #2 (possible adjournment to solicit additional proxies, if necessary or appropriate) in order for it to be approved (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions and “broker non-votes” are not considered votes cast on the adjournment proposal, and will have no effect on the vote for the proposal.

See “The MCC Special Meeting — Vote Required,” “MCC Proposal #1: Approval of the Adoption of the Amended MCC Merger Agreement,” and “MCC Proposal #2: Possible Adjournment to Solicit Additional Proxies, if Necessary or Appropriate.”

Votes Required to Approve Each of the MDLY Proposals (see page 344 of this Amended Joint Proxy Statement/Prospectus)

•        The holders of a majority of the voting power of the outstanding shares of MDLY Common Stock as of the MDLY Record Date must affirmatively vote “FOR” MDLY Proposal #1 (approval of the adoption of the Amended MDLY Merger Agreement) in order for it to be approved. Because the vote on the proposal is based on the total number of shares of MDLY Common Stock outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

•        A majority of the votes cast by the holders of shares of MDLY Common Stock as of the MDLY Record Date present in person or by proxy at the MDLY Special Meeting must vote “FOR” MDLY Proposal #2 (possible adjournment to solicit additional proxies, if necessary or appropriate) in order for it to be approved (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions and “broker non-votes” are not considered votes cast on the adjournment proposal, and will have no effect on the vote for the proposal.

See “The MDLY Special Meeting — Vote Required,” “MDLY Proposal #1: Approval of the adoption of the Amended MDLY Merger Agreement,” and “MDLY Proposal #2: Possible Adjournment to Solicit Additional Proxies, if Necessary or Appropriate.”

Completion of the Mergers

While there can be no assurance as to the exact timing, or that the Mergers, or the MDLY Merger, as applicable, will be completed at all, Sierra, MCC, and MDLY anticipate that the MCC Merger and the MDLY Merger will close in the first quarter of 2020. Sierra, MCC, and MDLY currently expect to complete the Mergers promptly following receipt of the required approvals at the Sierra Special Meeting, the MCC Special Meeting, and the MDLY Special Meeting and satisfaction of the other closing conditions set forth in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, and as described below and in this Amended Joint Proxy Statement/Prospectus.

Conditions That Must Be Satisfied or Waived for the MCC Merger to be Completed (see page 366 of this Amended Joint Proxy Statement/Prospectus)

MCC and Sierra will not be obligated to complete the MCC Merger unless a number of conditions are satisfied or waived, including but not limited to:

•        the receipt of MCC Stockholder approval;

•        the receipt of Sierra Stockholder approval;

•        the amended Registration Statement on Form N-14 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the amended Registration Statement on Form N-14 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

•        the exemptive relief from the SEC shall have been granted and be in full force and effect as of the MCC Merger Closing Date;

•        the MCC Stockholder Action shall have been settled pursuant to the Settlement and the Settlement shall have been approved by the Delaware Court of Chancery;

•        any applicable waiting period (and any extension thereof) applicable to the MCC Merger under the HSR Act shall have expired or been terminated;

•        each of the conditions to the MDLY Merger Closing shall have been satisfied or appropriately waived, and the MDLY Merger shall be consummated simultaneously with the MCC Merger;

•        in connection with the Amended MDLY Merger Agreement, MDLY shall have obtained written consents to the continuation, following the MDLY Merger Effective Time (as defined below), of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018; and

•        there being no rescission of the receipt of confirmation that the equity of Merger Sub, as the surviving company in the MDLY Merger, being treated as a portfolio investment of the Combined Company and reflected in the Combined Company’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of the Combined Company.

For information about all the conditions that must be satisfied or waived for the MCC Merger to be completed, see “Description of the Amended MCC Merger Agreement — Conditions to the MCC Merger.”

Delaware Court of Chancery Approval of Settlement (see page 367 of this Amended Joint Proxy Statement/Prospectus)

As a closing condition to the MCC Merger, the MCC Stockholder Action shall have been settled pursuant to the Settlement, the Settlement shall have been approved by the Delaware Court of Chancery and the judgment entered by the Delaware Court of Chancery finding the terms of the settlement reflected in the Settlement to be fair and reasonable, approving the Settlement as to the MCC Stockholder Action, providing for dismissal with prejudice of the MCC Stockholder Action and approving the release of all claims being released under or pursuant to the Settlement shall have become final and binding on the parties to the MCC Stockholder Action.

Termination of the Amended MCC Merger Agreement (see page 368 of this Amended Joint Proxy Statement/Prospectus)

The Amended MCC Merger Agreement generally may be terminated, whether before or after the receipt of the MCC Stockholder approval or the Sierra Stockholder approval under certain circumstances.

MCC Termination Fee (see page 369 of this Amended Joint Proxy Statement/Prospectus)

Under the Amended MCC Merger Agreement, Sierra and MCC may be obligated, under certain circumstances, to pay the other party a termination fee of $6,000,000 in cash (the “MCC Merger Termination Fee”). Notwithstanding the foregoing, the Amended MCC Merger Agreement does not require payment of the MCC Merger Termination Fee if the Amended MCC Merger Agreement is terminated by either MCC or Sierra at any time during the Go-Shop Period if the MCC Special Committee or the Sierra Special Committee, as applicable, determines in its sole and absolute discretion that MCC or Sierra should pursue a strategic alternative that the MCC Special Committee or the Sierra Special Committee, as applicable, determines in its sole and absolute discretion is superior to the transactions contemplated by the Amended MCC Merger Agreement. In addition, the MCC Merger Termination Fee is $0 if the Amended MCC Merger Agreement is terminated on or after the No-Shop Period Start Date but prior to 11:59 p.m. (Eastern Time) on October 11, 2019 by (i) MCC pursuant to in connection with MCC entering into a definitive agreement with any Excluded Party or in connection with an “adverse recommendation change” resulting from a MCC Merger Superior Proposal made by an Excluded Party; or (ii) by Sierra in connection with an “adverse recommendation change” resulting from a MCC Merger Superior Proposal made by an Excluded Party or the MCC Board’s approval or authorization of MCC to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement, or other similar agreement with respect to a MCC Merger Superior Proposal with an Excluded Party. See “Description of the Amended MCC Merger Agreement — Termination Fees” for a discussion of the circumstances that could result in the payment of a termination fee under the Amended MCC Merger Agreement.

Conditions That Must Be Satisfied or Waived for the MDLY Merger to be Completed (see page 390 of this Amended Joint Proxy Statement/Prospectus)

MDLY and Sierra will not be obligated to complete the MDLY Merger unless a number of conditions are satisfied or waived, including but not limited to:

•        the receipt of MDLY Stockholder approval;

•        the receipt of Sierra Stockholder approval;

•        the amended Registration Statement on Form N-14 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the amended Registration Statement on Form N-14 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

•        the exemptive relief from the SEC shall have been granted and be in full force and effect as of the MDLY Merger Closing Date;

•        all issued and outstanding Medley LLC Units (including the Vesting Medley Restricted Units) other than the Non-Vesting Medley Restricted Units and Medley LLC Units held by MDLY, shall have been converted into MDLY Class A Common Stock in accordance with the Exchange Agreement on (and not sooner than) the MDLY Merger Closing Date, but prior to the MDLY Merger Effective Time, and no shares of MDLY Class A Common Stock issued in such conversion shall have been transferred by a Medley LLC Unitholder prior to the MDLY Merger Effective Time;

•        the Tax Receivable Termination Agreement shall have been executed and delivered by all necessary parties, and each of the representations and warranties of the “Unitholders” under and as defined in the Tax Receivable Termination Agreement shall be true and correct in all material respects on and as if made as of the MDLY Merger Closing Date and each Medley LLC Unitholder shall have complied with each of its covenants set forth in the Tax Receivable Termination Agreement since the date thereof;

•        MDLY shall have obtained written consents to the continuation, following the MDLY Merger Effective Time, of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018; and

•        there being no rescission of the receipt of confirmation that the equity of Merger Sub, as the surviving company in the MDLY Merger, being treated as a portfolio investment of the Combined Company or the Sierra/MDLY Company, as applicable, and reflected in the consolidated financial statements of the Combined Company or the Sierra/MDLY Company, as applicable, at fair value for accounting purposes, and that Merger Sub’s financial results will not be consolidated into the financial statements of the Combined Company or the Sierra/MDLY Company, as applicable.

For more information about all the conditions that must be satisfied or waived for the MDLY Merger to be completed, see “Description of the Amended MDLY Merger Agreement — Conditions to the MDLY Merger.”

Termination of the Amended MDLY Merger Agreement (see page 392 of this Amended Joint Proxy Statement/Prospectus)

The Amended MDLY Merger Agreement generally may be terminated, whether before or after the receipt of the MDLY Stockholder approval or the Sierra Stockholder approval under certain circumstances.

MDLY Termination Fee (see page 393 of this Amended Joint Proxy Statement/Prospectus)

Under the Amended MDLY Merger Agreement, Sierra and MDLY may be obligated, under certain circumstances, to pay the other party a termination fee of $3,000,000 in cash. See “Description of the Amended MDLY Merger Agreement — Termination Fees” for a discussion of the circumstances that could result in the payment of a termination fee under the Amended MDLY Merger Agreement.

Third Party Consents Required for the Mergers (see pages 366 and 390 of this Amended Joint Proxy Statement/Prospectus)

Pursuant to the Amended MCC Merger Agreement, each of Sierra’s and MCC’s obligations to complete the MCC Merger is conditioned upon, among other things, and in addition to certain regulatory approvals (as described below in “Regulatory Approvals Required for the Mergers”), the prior receipt by Sierra or MCC, as applicable, of third party consents and approvals relating to the joint venture arrangements of Sierra and MCC. In addition, each of Sierra’s and MCC’s obligations to complete the MCC Merger is conditioned upon MDLY, pursuant to the Amended MDLY Merger Agreement, having received written consents to the continuation, following the MDLY Merger Effective Time, of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended June 30, 2018. In addition to the foregoing mutual conditions for closing, on or prior to the MCC Merger Closing Date, each of Sierra and MCC must obtain all consents and approvals, and take all necessary steps, in order to keep their respective indebtedness outstanding following the MCC Merger Effective Time. Although Sierra and MCC expect that all such approvals and consents will be obtained and remain in effect and all conditions related to such consents will be satisfied, if they are not, the MCC Merger Closing could be significantly delayed or the MCC Merger may not occur at all.

Pursuant to the Amended MDLY Merger Agreement, each of Sierra’s and MDLY’s obligations to complete the MDLY Merger is conditioned upon, among other things, and in addition to the regulatory approvals (as described below in “Regulatory Approvals Required for the Mergers”), prior receipt by MDLY of written consents to the continuation, following the MDLY Merger Effective Time, of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended June 30, 2018. In addition to the foregoing mutual conditions for closing, Sierra and MDLY must obtain all consents and approvals, and take all necessary steps, in order to keep their respective indebtedness outstanding following the MDLY Merger Effective Time. Although Sierra and MDLY expect that all such approvals and consents will be obtained and remain in effect and all conditions related to such consents will be satisfied, if they are not, the MDLY Merger Closing could be significantly delayed or the MDLY Merger may not occur at all.

Listing of Sierra Common Stock and Delisting of MCC Common Stock and MDLY Class A Common Stock (see page 215 of this Amended Joint Proxy Statement/Prospectus)

Sierra Common Stock is currently not listed on a securities exchange. If both Mergers are consummated, or the MDLY Merger is consummated and the MCC Merger is not consummated, as applicable, Sierra Common Stock will be listed on the NYSE under the symbol “SRA”, with such listing expected to be effective as of the closing date of the Mergers or the MDLY Merger, as applicable. In addition, if both of the Mergers are consummated, Sierra Common Stock will also be listed on the TASE, with such listing expected to be effective as of the closing date of the Mergers. Upon completion of the MCC Merger, MCC Common Stock will be delisted from the NYSE and the TASE and thereafter MCC will be deregistered under the Exchange Act. Upon completion of the MDLY Merger, MDLY Class A Common Stock will be delisted from the NYSE and thereafter MDLY will be deregistered under the Exchange Act.

Immediately following the Closing of the Mergers or the MDLY Merger, as applicable, the Combined Company or the Sierra/MDLY Company, as applicable, Expects to Effectuate a Reverse Stock Split and a Share Repurchase Program (see pages 783 and 796 of this Amended Joint Proxy Statement/Prospectus)

Immediately following the closing of the Mergers or the MDLY Merger, as applicable, the Combined Company or the Sierra/MDLY Company, as applicable, expects to effectuate a one-for-three reverse split stock split. As a result, the total number of shares of Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, outstanding will be reduced and the price per share will simultaneously increase. In light of the fact that the reverse stock split will not be effectuated until after the closing of the Mergers or the MDLY Merger, as applicable, the financial information contained in this Amended Joint Proxy Statement/Prospectus does not reflect the reverse stock split.

In connection with the Mergers or the MDLY Merger, as applicable, the Sierra Board approved a share repurchase program pursuant to which the Combined Company or the Sierra/MDLY Company, as applicable, could purchase up to an aggregate amount of $100.0 million of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, between the period of the effective date of the Mergers or the MDLY Merger, as applicable, and the one-year anniversary of such date. This share repurchase program may be limited or terminated at any time without prior notice. Even if the Mergers are or the MDLY Merger is consummated, there can be no assurance that the Combined Company or the Sierra/MDLY Company, as applicable, will conduct any repurchases of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable.

The Combined Company and its Management Following Completion of the MCC Merger and the MDLY Merger or the Sierra/MDLY Company and its Management following Completion of the MDLY Merger but not the MCC Merger (see pages 783 and 796 of this Amended Joint Proxy Statement/Prospectus)

On [            ], 2019, the Sierra Board took the necessary actions to appoint individuals to serve as directors and executive officers of the Combined Company. Effective as of the closing of the Mergers, the following actions will occur with respect to the Combined Company Board and the management of the Combined Company: (1) Seth Taube will resign from his positions as a director and Chief Executive Officer of Sierra, (2) Brook Taube will be appointed as Chief Executive Officer, President, and Chief Investment Officer of the Combined Company and a member of the Combined Company Board, (3) one independent director of MCC will be selected by the independent directors of the Sierra Board, and (4) if the independent directors of the Sierra Board elect in their sole discretion, an additional independent director who will be selected by the independent directors of the Sierra Board. The current independent directors of Sierra, Oliver T. Kane, Valerie Lancaster-Beal, and Stephen R. Byers, will continue as directors of the Combined Company Board. In addition, effective as of the closing of the Mergers, one of the current independent directors of Sierra will be appointed to serve as the Chair of the Combined Company Board.

On [            ], 2019, the Sierra Board took the necessary actions to appoint individuals to serve as directors and executive officers of the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated. Effective as of the MDLY Merger Closing, the following actions will occur with respect to the Sierra/MDLY Company Board and the management of the Sierra/MDLY Company: (1) Seth Taube will resign from his positions as a director and Chief Executive Officer of Sierra, (2) Brook Taube will be appointed as Chief Executive Officer, President, and Chief Investment Officer of the Sierra/MDLY Company and a member of the Sierra/MDLY Company Board, and (3) if the independent directors of the Sierra Board elect in their sole discretion, an additional independent director who will be selected by the independent directors of the Sierra Board. The current independent directors of Sierra, Oliver T. Kane, Valerie Lancaster-Beal, and Stephen R. Byers, will continue as directors of the Sierra/MDLY Company Board. In addition, effective as of the MDLY Merger Closing, one of the current independent directors of Sierra will be appointed to serve as the Chair of the Sierra/MDLY Company Board.

Effective as of the closing of the Mergers or the MDLY Merger, as applicable, the following persons will serve as the Combined Company’s or the Sierra/MDLY Company’s, as applicable, executive officers or key employees in the following capacities:

Name	Position(s) Held
Brook Taube	Chief Executive Officer, President, Chief Investment Officer and a member of the Combined Company Board
Seth Taube	Senior Executive Vice President and Senior Managing Director
Richard T. Allorto, Jr.	Chief Financial Officer, Treasurer, Senior Executive Vice President, and Senior Managing Director
John D. Fredericks	General Counsel, Chief Compliance Officer, Secretary, Senior Executive Vice President, and Senior Managing Director
Samuel Anderson	Head of Capital Markets & Risk Management, Senior Executive Vice President, and Senior Managing Director
Christopher Taube	Head of Institutional Fundraising, Senior Executive Vice President, and Senior Managing Director

For more information regarding the management of the Combined Company or the Sierra/MDLY Company, as applicable, see “Information about the Combined Company — Management” and “Information about the Sierra/MDLY Company — Management,” respectively.

Executive Compensation of the Combined Company or the Sierra/MDLY Company, as applicable (see page 809 of this Amended Joint Proxy Statement/Prospectus)

Medley Capital LLC, a wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable, that employs the employees of the Combined Company or the Sierra/MDLY Company, as applicable, has entered into employment agreements with each Management employee, effective as of the MDLY Merger Closing Date (the “Effective Date”). The employment agreements provide for an initial term of 24 months (30 months in the case of the Chief Executive Officer) following the Effective Date, unless terminated earlier by one of the parties, and will be renewed automatically for successive periods of one year, unless either party gives written notice to the contrary at least 120 calendar days prior to the end of the initial term or any renewal term (the “Term”).

Each employment agreement sets forth a base salary, which is subject to change at the discretion of the Combined Company Board or the Sierra/MDLY Company Board, as applicable, or its respective compensation committee. Under the employment agreements, each Management employee is eligible to receive each year a short-term incentive paid in cash and a long-term incentive in the form of an equity award, each paid after the end of the year (the “Annual Bonus”). Each employment agreement provides that the Combined Company Board or the Sierra/MDLY Company Board, as applicable, or its respective compensation committee will establish a target Annual Bonus for each year of no less than a specified percentage of each Management employee’s base salary and will establish performance and other objectives for the year for such Annual Bonus, in consultation with Management. The long-term equity incentive will be made in the form of a restricted stock unit (“RSU”) award, vesting in three installments. The cash and equity award portions of the annual bonuses paid under the employment agreements will be subject to recoupment by the Combined Company or the Sierra/MDLY Company, as applicable, under certain circumstances.

Under the employment agreements, each Management employee would be entitled to certain benefits and payments (including, under certain circumstances, accrued but unpaid obligations, bonus amounts, salary continuation, acceleration of RSUs and/or partial COBRA-premium coverage) in exchange for a general release of claims in the event of the Management employee’s death, disability, termination of employment by Medley Capital LLC without “Cause,” termination by the Management employee with “Good Reason” or termination of the Management employee due to the Combined Company or the Sierra/MDLY Company, as applicable, providing notice that it is not renewing the employment agreement at the end of the Term, unless the Combined Company or the Sierra/MDLY Company, as applicable, has offered to renew the employment agreement on terms that are at least comparable in the aggregate to “Market Level Compensation.”

The employment agreements impose restrictive covenants that prohibit a Management employee from competing with any member of Medley Capital LLC, the Combined Company or the Sierra/MDLY Company, as applicable, and each of their respective subsidiaries and affiliates (the “Company Group”), or interfering with the customers or employees of any member of the Company Group while employed and for 12 months thereafter, and prohibit the Management employees from disparaging or disclosing the confidential information of any member of the Company Group indefinitely, among other restrictions.

Each employment agreement also provides for a lock-up period of one-year beginning on the MDLY Merger Closing Date, during which the Management employee will not be permitted to transfer any shares of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, the Management employee acquired pursuant to the Amended MDLY Merger Agreement, unless under certain specified circumstances. Certain employment agreements provide that in the event of a termination by Medley Capital LLC without Cause or by the Management employee with Good Reason, the lock-up period shall end as of the termination date.

The Sierra Special Committee’s compensation consultant advised that the executive compensation packages are reasonable.

The Rights of MCC Stockholders and MDLY Stockholders Following the Mergers or the MDLY Merger, as applicable, will Be Different (see page 754 of this Amended Joint Proxy Statement/Prospectus)

The rights of MCC Stockholders are currently governed by the DGCL, the MCC Certificate, and the MCC Bylaws, and the rights of MDLY Stockholders are currently governed by the DGCL, the MDLY Certificate, and the MDLY Bylaws. As a result of the Mergers or the MDLY Merger, as applicable, MCC Stockholders and MDLY Stockholders who receive shares of Sierra Common Stock will become stockholders of the Combined Company or the Sierra/MDLY Company, as applicable. The rights of the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable, will be governed by the MGCL, the Sierra Charter (including the Sierra Charter Amendments subject to the approval of Sierra Stockholders), and the amendment and restatement of the Sierra Bylaws. Further, Sierra Stockholders are being asked to consider and approve proposals to adopt the Sierra Charter Amendments (as discussed in greater detail in “Sierra Proposal #5: Adoption of Sierra Charter Amendments”). The rights of MCC Stockholders and MDLY Stockholders and the rights of Sierra Stockholders differ in certain respects.

Regulatory Approvals Required for the Mergers

Request for SEC Exemptive Relief (see page 782 of this Amended Joint Proxy Statement/Prospectus)

The Mergers are conditioned on receiving exemptive orders granted by the SEC: (i) to Sierra, MCC, MDLY, and certain of their affiliates, pursuant to Sections 6(c) and 57(c) of the Investment Company Act, granting exemptions from the provisions of Sections 12(d)(3), 57(a)(1) and 57(a)(2) of the Investment Company Act and under Section 57(i) of the Investment Company Act and Rule 17d-1 thereunder to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder because the Mergers would involve a joint arrangement among two affiliated BDCs and their investment advisers; and (ii) to Sierra pursuant to Section 6(c) of the Investment Company Act, granting exemptions from the provisions of Sections 23(a), 23(b) and 63 of the Investment Company Act, pursuant to Section 61(a)(3)(B), pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act and Rule 17d-1 thereunder, and pursuant to Section 23(c)(3) of the Investment Company Act granting an exemption from Section 23(c) that would permit the Combined Company or the Sierra/MDLY Company, as applicable, to grant stock options, restricted stock, and restricted stock units in exchange for and in recognition of services by its directors, executive officers and employees. There can be no assurance if or when the Companies will receive the exemptive relief. Pursuant to Rule 17d-1 of the Investment Company Act, because the Mergers or the MDLY Merger, as applicable, require exemptive relief from the SEC, a stockholder vote to approve the proposals regarding the Mergers or the MDLY Merger, as applicable, cannot be held until such time that the SEC has granted the exemptive relief. As of the date of this Amended Joint Proxy Statement/Prospectus, no exemptive relief had been received.

The HSR Act (see page 782 of this Amended Joint Proxy Statement/Prospectus)

The HSR Act provides that parties must not consummate certain mergers, acquisitions or transfers of assets until they submitted an HSR notification to the FTC and the DOJ and provided an opportunity for those agencies to determine that the transaction will not have an adverse effect on competition actionable under the antitrust laws. Each of Sierra, MCC, and MDLY have agreed to file an HSR notification with the FTC and the DOJ, if and to the extent required, relating to the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, as applicable, and the transactions contemplated thereby as required by the HSR Act, and to take all other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the MCC Merger and the MDLY Merger as soon as practicable. At any time before consummation of the Mergers or the MDLY Merger, as applicable, the FTC or the DOJ, could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin consummation of the Mergers or the MDLY Merger, as applicable. Individual states or private parties also may bring actions under the antitrust laws in certain circumstances. There can be no assurance that a challenge to the Mergers or the MDLY Merger, as applicable, on antitrust grounds will not be made or, if a challenge is made, that it will not be successful.

COMPARATIVE FEES AND EXPENSES

The following tables are intended to assist you in understanding and comparing the costs and expenses that an investor in Sierra Common Stock and MCC Common Stock bears directly or indirectly. In addition, the following tables reflect, based on the assumptions set forth below, the pro forma costs and expenses that an investor may bear directly or indirectly in the Sierra/MDLY Company Common Stock, as applicable, if the MDLY Merger is consummated and the MCC Merger is not consummated, and the Combined Company Common Stock, as applicable, if both Mergers are consummated. Except where the context suggests otherwise, whenever this Amended Joint Proxy Statement/Prospectus contains a reference to fees or expenses paid or to be paid by Sierra or MCC, the respective stockholders will indirectly bear such fees or expenses as investors in Sierra or MCC prior to the MDLY Merger or the Mergers, as applicable, the Sierra/Medley Company, as applicable, following the consummation of the MDLY Merger but not the MCC Merger, and the Combined Company, as applicable, following the consummation of both of the Mergers.

Sierra will reflect its interest in Merger Sub as an investment at fair value on its statement of assets and liabilities, in accordance with ASC 946-320, “Financial Services — Investment Companies — Investments — Debt and Equity Securities.” Accordingly, Sierra will not consolidate Merger Sub in its financial statements. Therefore, the costs and expenses of Merger Sub are not presented separately or otherwise included in the tables below.

	Sierra	Pro Forma Sierra/MDLY Company(1)	MCC	Pro Forma Combined Company(1)
Stockholder transaction expenses (as a percentage of offering price)
Sales load paid(2)	—	—	—	—
Offering expenses(2)	—	—	—	—
Distribution reinvestment plan fees(3)	—	—	—	—
Total stockholder transaction expenses	—	—	—	—

Annual expenses (as a percentage of average net assets attributable to common stock):(4)
Base management fees(5)	2.71%	2.69%	4.34%	2.90%
Incentive fees(6)	—%	—%	—%	—%
Interest payments on borrowed funds(7)	3.33%	3.26%	7.64%	4.83%
Acquired fund fees and expenses(8)	1.97%	1.88%	3.67%	2.38%
Other expenses(9)	1.37%	1.28%	3.38%	1.48%
Total annual expenses (estimated)	9.38%	9.11%	19.03%	11.59%

____________

See the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and the accompanying notes to such financial statements included elsewhere in this Amended Joint Proxy Statement/Prospectus for more information about the effect of the MDLY Merger and MCC Merger on Sierra’s financial position and results of operations based upon Sierra’s or MCC’s respective historical financial positions and results of operations.

(1)      The “Pro Forma Sierra/MDLY Company” column assumes that the MDLY Merger is consummated and the MCC Merger is not consummated. The “Pro Forma Combined Company” column assumes that both of the Mergers are consummated.

(2)      Effective as of July 31, 2018, the Sierra Board terminated the offering of shares of Sierra Common Stock. Purchases of shares of MCC Common Stock on the secondary market are not subject to sales charge; in the event that the shares are sold to or through underwriters, a corresponding prospectus supplement would disclose the applicable sales load.

This table does not include any sales load that Sierra Stockholders or MCC Stockholders may have paid in connection with their purchases of Sierra Common Stock or MCC Common Stock.

(3)      The expenses of the Sierra Distribution Plan and the MCC Dividend Reinvestment Plan are included in “Other Expenses.”

(4)      “Net assets attributable to common stock” equals net assets as of June 30, 2019. For the pro forma columns above, the net assets of Sierra on a pro forma basis as of June 30, 2019 were used. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” for more information.

(5)      “Base management fees” assumes the fee remains consistent with the fees incurred for the quarter ended June 30, 2019 as a percentage of Sierra’s net assets for the period. Sierra’s base management fee is calculated at an annual rate of 1.75% of Sierra’s gross assets (which includes any borrowings for investment purposes), at the end of each completed calendar quarter and is payable quarterly in arrears. See “Business of Sierra — Investment Advisory Agreement and Fees.”

“Base management fees” assumes the fee remains consistent with the fees incurred for the quarter ended June 30, 2019 as a percentage of MCC’s net assets for the period. MCC’s base management fee is calculated at an annual rate of 1.75% of MCC’s gross assets (which includes any borrowings for investment purposes) of up to $1 billion, and 1.50% based on its gross assets (which includes any borrowings for investment purposes) above $1 billion. The base management fee is calculated based on the average of the beginning and ending gross assets of each completed fiscal quarter and is payable quarterly in arrears. See “Business of MCC — MCC Advisors — Investment Management Agreement.”

If the MDLY Merger is consummated and the MCC Merger is not consummated, following the completion of the MDLY Merger, the Sierra/MDLY Company will pay MCC Advisors, which will be a wholly owned subsidiary of the Sierra/MDLY Company following the MDLY Merger, a base management fee that will equal the base management fee currently paid under the Sierra Investment Advisory Agreement as set forth above. The base management fees reflected in the “Pro Forma Sierra/MDLY Company” column have been estimated by multiplying the pro forma total assets as of June 30, 2019 by 1.75%. The 2.69% base management fee percentage reflected on the table above is higher than 1.75% because it is calculated as a percentage of the Sierra/MDLY Company’s pro forma net assets as of June 30, 2019 rather than as a percentage of Sierra/MDLY Company’s pro forma total assets. See “Information about the Sierra/MDLY Company — Investment Advisory Agreement.”

If both Mergers are consummated, following the completion of the Mergers, the Combined Company will pay MCC Advisors, which will be a wholly owned subsidiary of the Combined Company following the Mergers, a base management fee that will equal the base management fee currently paid under the Sierra Investment Advisory Agreement as set forth above. The base management fees reflected in the “Pro Forma Combined Company” column have been estimated by multiplying the Combined Company’s pro forma total assets as of June 30, 2019 by 1.75%. The 2.90% base management fee percentage reflected on the table above is higher than 1.75% because it is calculated as a percentage of the Combined Company’s pro forma net assets as of June 30, 2019 rather than as a percentage of the pro forma total assets. See “Information about the Combined Company — Investment Advisory Agreement.”

(6)      “Incentive fees” for Sierra represent the annualized incentive fees based on actual incentive fees incurred during the six months ended June 30, 2019. The incentive fees, if any, are divided into two parts:

i.        a subordinated incentive fee on income, which, at a maximum, for any quarter in which Sierra’s pre-incentive fee net investment income exceeds 2.1875% of its net assets at the end of the immediately preceding quarter, will equal 20% of the amount of its pre-incentive fee net investment income; and

ii.       an incentive fee on capital gains that will equal 20% of Sierra’s capital gains, if any, less the aggregate amount of any previously paid incentive fee on capital gains; and the incentive fees are based on Sierra’s performance and will not be paid unless Sierra achieves certain goals. Sierra will record an expense accrual relating to the capital gains incentive fee payable by it to its investment adviser (but not paid) when the unrealized gains on its investments exceed all realized capital losses on its investments given the fact that a capital gains incentive fee would be owed to its investment adviser if Sierra were to sell its investment portfolio at such time. The amount in the table assumes that no incentive fees on capital gains will be paid for the following 12-month period which is based on the actual realized capital gains (losses) for the six months ended June 30, 2019 and the unrealized appreciation (depreciation) of Sierra’s investments as of such date and assumes that all such unrealized appreciation (depreciation) is converted to realized capital gains (losses) on such date. See “Business of Sierra — Investment Advisory Agreement and Fees” for more information concerning the incentive fees.

MCC’s incentive fees in the table are based on the actual fees incurred for the preceding 12-month period. The incentive fee consists of two parts:

i.        The first component of the incentive fee is payable quarterly in arrears and is based on MCC’s “pre-incentive fee net investment income” earned during the calendar quarter for which the incentive fee is being calculated. MCC Advisors is entitled to receive the incentive fee on net investment income from MCC if its ordinary income (as defined below) exceeds a quarterly “hurdle rate” of 1.50%. The hurdle amount is calculated after making appropriate adjustments to MCC’s net assets, as determined as of the beginning of each applicable calendar quarter, in order to account for any capital raising or other capital actions as a result of any issuances by MCC of MCC Common Stock (including issuances pursuant to the MCC Dividend Reinvestment Plan), any repurchase by MCC of MCC Common Stock, and any dividends paid by MCC, each as may have occurred during the relevant quarter.

Beginning with the calendar quarter that commenced on January 1, 2016, the incentive fee on net investment income is determined and paid quarterly in arrears at the end of each calendar quarter by reference to MCC’s aggregate net investment income, as adjusted as described below, from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since January 1, 2016). MCC refers to such period as the “Trailing Twelve Quarters.”

The hurdle amount for the incentive fee on net investment income is determined on a quarterly basis, and is equal to 1.50% multiplied by the MCC’s NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments to MCC’s net assets, as determined as of the beginning of each applicable calendar quarter, in order to account for any capital raising or other capital actions as a result of any issuances by MCC of MCC Common Stock (including issuances pursuant to the MCC Dividend Reinvestment Plan), any repurchase by MCC of MCC Common Stock, and any dividends paid by MCC, each as may have occurred during the relevant quarter. The incentive fee for any partial period will be appropriately prorated. Any incentive fee on net investment income will be paid to MCC Advisors on a quarterly basis, and will be based on the amount by which (A) aggregate net investment income (“Ordinary Income”) in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount.” For the avoidance of doubt, Ordinary Income is net of all fees and expenses, including the base management fee but excluding any incentive fee on pre-incentive fee net investment income or on MCC’s capital gains. For a more detailed discussion of the calculation of this fee, see “Business of MCC — MCC Advisors — Investment Management Agreement.”

ii.       The second component of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the MCC Investment Management Agreement as of the termination date) and equals 20.0% of MCC’s cumulative aggregate realized capital gains less cumulative realized capital losses, unrealized capital depreciation (unrealized depreciation on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to MCC Advisors.

Under GAAP, MCC calculates the second component of the incentive fee as if MCC had realized all assets at their fair values as of the reporting date. Accordingly, MCC accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. As the provisional capital gains incentive fee is subject to the performance of investments until there is a realization event, the amount of the provisional capital gains incentive fee accrued at a reporting date may vary from the capital gains incentive that is ultimately realized and the differences could be material.

If the MDLY Merger is consummated and the MCC Merger is not consummated, following the completion of the MDLY Merger, the Sierra/MDLY Company will pay MCC Advisors, which will be a wholly owned subsidiary of the Sierra/MDLY Company following the MDLY Merger, an incentive fee on income and an incentive fee on capital gains that will equal the incentive fee on income and the incentive fee on capital gains currently paid under the Sierra Investment Advisory Agreement as set forth above. The income based fees and capital gains incentive fees of the Sierra/MDLY Company have been calculated in a manner consistent with the New Sierra Investment Advisory Agreement based on the pro forma results for the six months ended June 30, 2019. See “Information about the Sierra/MDLY Company — Investment Advisory Agreement.”

If both of the Mergers are consummated, following the completion of the Mergers, the Combined Company will pay MCC Advisors, which will be a wholly owned subsidiary of the Combined Company following the Mergers an incentive fee on income and an incentive fee on capital gains that will equal the incentive fee on income and the incentive fee on capital gains currently paid under the Sierra Investment Advisory Agreement as set forth above. The income based fees and capital gains incentive fees of the Combined Company have been calculated in a manner consistent with the New Sierra Investment Advisory Agreement based on the pro forma results for the six months ended June 30, 2019. See “Information about the Combined Company — Investment Advisory Agreement.”

(7)      “Interest payments on borrowed funds” for each of Sierra and MCC represents the annualized interest and financing expenses based on actual interest and financing expenses incurred during the six months ended June 30, 2019. The pro forma Sierra/MDLY Company and Combined Company information includes additional interest expense assuming $20.0 million of leverage necessary to finance the MDLY Merger. As of June 30, 2019, Sierra’s and MCC’s total borrowings outstanding, net of deferred financing costs, were approximately $325.5 million and $265.7 million, respectively.

Sierra and MCC are only permitted to employ leverage to the extent of their respective asset coverage, as defined in the Investment Company Act, equal to at least 200% after giving effect to such leverage. As of June 30, 2019, MCC’s asset coverage is 191% after giving effect to leverage and, as a result, may not employ further leverage until MCC’s asset coverage is at least 200% after giving effect to such leverage. The amount of leverage that Sierra and MCC employs at any time depends on the assessment of the market and other factors at the time of any proposed borrowing.

(8)      “Acquired fund fees and expenses” are the indirect costs of investing in other investment companies. Such costs are based on the expense ratios of Sierra Loan Strategy JV I LLC, a joint venture and investment held by Sierra, and MCC Senior Loan Strategy JV I LLC, a joint venture and investment held by MCC.

(9)      “Other expenses” for each of Sierra and MCC includes professional fees, administrator expenses and all other general and administrative expenses. Such expenses are annualized based on actual expenses incurred during the six months ended June 30, 2019, adjusted to exclude expenses incurred during the six months ended June 30, 2019 related to the Mergers.

For the pro forma Sierra/MDLY Company, “Other expenses” are the same as the annualized expenses of Sierra as Sierra will not consolidate Merger Sub in its financial statements. Sierra will reflect its interest in Merger Sub as an investment at fair value on its statement of asset and liabilities, in accordance with ASC 946-320, “Financial Services — Investment Companies — Investments — Debt and Equity Securities.” For more information, see “Accounting Treatment — MDLY Merger.” Therefore, the expenses of MDLY are not included in “Other expenses” of the pro forma Sierra/MDLY Company.

For the pro forma Combined Company, “Other expenses” were determined by taking the sum of the annualized expenses of Sierra and MCC and adjusting such amount for duplicative expenses of approximately $3.2 million consisting of professional fees associated with audit, tax, valuation and legal services, transfer agent fees, board of director fees, director and officer insurance, administrator expenses and other public company related expenses.

Examples

The following examples demonstrate the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in Sierra Common Stock, MCC Common Stock, the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not, or the Combined Company Common Stock if both of the Mergers are consummated. In calculating the following expense amounts, each of Sierra and MCC has assumed that it would have no additional leverage, that none of its assets are cash or cash equivalents and that its annual operating expenses would remain at the levels set forth in the tables above. Transaction expenses related to the Mergers are not included in the following example.

You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return in (none of which is subject to the incentive fee on capital gains)(1):	1 year	3 years	5 years	10 years
Sierra	$104	$295	$466	$819
Pro forma Sierra/MDLY Company	$101	$288	$456	$808
MCC	$199	$513	$740	$1,070
Pro forma Combined Company	$126	$350	$541	$906

You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return in (all of which is subject to the incentive fee on capital gains)(2):
Sierra	$104	$295	$466	$819
Pro forma Sierra/MDLY Company	$101	$288	$456	$808
MCC	$199	$513	$740	$1,070
Pro forma Combined Company	$126	$350	$541	$906

____________

(1)      The above examples for Sierra, the Sierra/MDLY Company (following the completion of the MDLY Merger but not the MCC Merger), MCC, and the Combined Company (following the completion of both of the Mergers), assumes the 5% annual return is subject to the incentive fee on investment income only. The examples also assume that Sierra, the Sierra/MDLY Company (following the completion of the MDLY Merger but not the MCC Merger), MCC, and the Combined Company (following the completion of both of the Mergers), will not realize any capital gains computed net of all realized capital losses and no unrealized capital depreciation.

(2)      The above examples assume that Sierra, the Sierra/MDLY Company (following the completion of only the MDLY Merger but not the MCC Merger), MCC, and the Combined Company (following the completion of both of the Mergers) has no investment income and no unrealized capital depreciation and a 5% annual return resulting entirely from net realized capital gains and not otherwise deferrable under the terms of the New Sierra Investment Advisory Agreement, and therefore is subject to the incentive fee on capital gains only.

The incentive fee on investment income is the same percentage as the incentive fee on capital gains; as such, the expenses disclosed in the two tables above are the same. For a comparison of the base management fee, incentive fee on investment income, and incentive fee on capital gains of Sierra, the Sierra/MDLY Company (following the completion of the MDLY Merger but not the MCC Merger), MCC, and the Combined Company (following the completion of both of the Mergers), see page 37 of this Amended Joint Proxy Statement/Prospectus.

The foregoing tables are intended to assist you in understanding the various costs and expenses that an investor in Sierra, the Sierra/MDLY Company (following the completion of the MDLY Merger but not the MCC Merger), MCC, and the Combined Company Common Stock (following the completion of both of the Mergers) will bear directly or indirectly. While the examples assume, as required by the SEC, a 5% annual return, performance will vary and may result in a return greater or less than 5%. If Sierra were to achieve sufficient returns on its investments, including through the realization of capital gains, to trigger income based fees or incentive fees on capital gains of a material amount, its expenses, and returns to its investors, would be higher.

The foregoing examples and the expenses in the Comparative Fees and Expenses table above should not be considered a representation of Sierra’s, the Sierra/MDLY Company’s (following the completion of the MDLY Merger and not the MCC Merger), MCC’s, or the Combined Company’s (following the completion of both of the Mergers) future expenses as actual expenses (including the cost of debt, if any, and other expenses) that it may incur in the future and such actual expenses may be greater or less than those shown.

SPECIAL FACTORS

The discussion in this Amended Joint Proxy Statement/Prospectus, which also includes the material terms of the Mergers and the principal terms of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, copies of which are attached as Appendix A and Appendix B to this Amended Joint Proxy Statement/Prospectus, respectively, and are incorporated herein by reference in their entirety.

General Description of the Mergers

Subject to the terms and conditions of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, the completion of the MDLY Merger or the completion of both the MDLY Merger and the MCC Merger, as applicable, will result in the formation of an internally managed BDC, which will also, in turn, wholly own a registered investment adviser. In addition, if both the MDLY Merger and MCC Merger are consummated, the portfolio of investments of Sierra and MCC will be combined. In the MCC Merger, MCC would, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra, with Sierra continuing as the surviving company in the MCC Merger. In the MCC Merger, shares of MCC Common Stock, other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive (i) 0.68 shares of common stock, par value $0.001 per share, of Sierra Common Stock if the Plaintiff Attorney Fees are less than or equal to $10,000,000; (ii) 0.66 shares of Sierra Common Stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000; (iii) between 0.68 and 0.66 share of Sierra Common Stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000; or (iv) 0.66 shares of Sierra Common Stock in the event that the Plaintiff Attorney Fees are not determined prior to the MCC Merger Closing; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock. In the MDLY Merger, MDLY would, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the MDLY Merger. In the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than the Excluded MDLY Shares and any Dissenting Shares (as defined in the Amended MDLY Merger Agreement) held, immediately prior to the MDLY Merger Effective Time, by any person other than a Unitholder, will be converted into the right to receive (i) 0.2668 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.96 per share. In addition, in the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than the Excluded MDLY Shares and the Dissenting Shares, held, immediately prior to the MDLY Merger Effective Time, by a Medley LLC Unitholder will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share. Each share of MDLY Class B Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time (other than Dissenting Shares) will be canceled without consideration therefor.

Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. As a result, if only the MDLY Merger is consummated, while the investment portfolios of MCC and Sierra would not be combined, the investment management function relating to the operation of the Sierra/MDLY Company, as the surviving company, would still be internalized. Set forth below are three charts that depict the current structure of the Companies, the resulting structure if both the MCC Merger and the MDLY Merger are consummated, and the resulting structure if only the MDLY Merger is consummated.

Simplified Structure Before the Completion of the MCC Merger or the MDLY Merger

Simplified Structure Following the Completion of Both the MCC Merger and the MDLY Merger

Simplified Structure Following the Completion of Only the MDLY Merger

Overview of the Background of the Mergers

The description of the background of the Mergers set forth below covers two distinct periods of time. First, the discussion addresses events that began in May 2017 and culminated with the execution of the MCC Merger Agreement and the MDLY Merger Agreement on August 9, 2018 (“Phase 1”). The discussion addressing Phase 1 covers the process undertaken by each of the Sierra Special Committee, the MCC Special Committee and the MDLY Special Committee and an analysis of the various factors that formed the basis of each committee’s decision to recommend the approval of the MCC Merger Agreement and the MDLY Merger Agreement to their respective board of directors. Second, the discussion addresses events that took place beginning with the solicitation of proxies for the approval of the MCC Merger Agreement and the MDLY Merger Agreement on December 21, 2018, when the Joint Proxy Statement/Prospectus was first mailed to the stockholders of the Companies, and then addressing the termination of such solicitation and the events that ultimately lead to the execution of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement on July 29, 2019 (“Phase 2”). The discussion addressing Phase 2 covers various alternative proposals submitted to MCC, MDLY and Sierra, the Delaware Decision, the Settlement, and the process undertaken by each of the Sierra Special Committee, the MCC Special Committee and the MDLY Special Committee and an analysis of the various factors that formed the basis of each committee’s decision to recommend the approval of the Amended MCC Merger Agreement, including the transactions contemplated thereby, and the Amended MDLY Merger Agreement, including the transactions contemplated thereby, to their respective board of directors.

Management’s Conflicts of Interests and Role in the Mergers

Phase 1 Considerations

Various measures were implemented to address actual and potential conflicts of interests in light of the fact that each of the MCC Merger Agreement and MDLY Merger Agreement were cross conditioned on the simultaneous closing of the other, resulting in a required agreement among three affiliated, yet separate and distinct public entities, as well as the Medley LLC Unitholders (each of whom is a member of Management). These actual or potential conflicts of interests included the fact that: Medley Advisors had fiduciary duties to each of Sierra, MCC, MDLY and their respective stockholders; certain members of Management controlled Medley Advisors, were executive officers of Sierra, MCC and MDLY, and controlled Medley Group LLC, which in turn controlled MDLY; certain members of Management had individual interests in the Medley LLC Units and shares of MCC Common Stock giving them voting power over approximately 14% of the outstanding shares of MCC Common Stock held by Medley Seed Funding I LLC, contractual rights under the Tax Receivable Agreement, and individual interests relating to the terms of their respective individual future employment with the Combined Company. Specifically, Brook Taube and Seth Taube each held controlling voting interests in Medley Advisors, and, if the MCC Merger and MDLY Merger had been consummated, would have served as the Chairman of the Combined Company Board and Chief Executive Officer and Chief Investment Officer of the Combined Company in the case of Brook Taube, and the Vice Chairman, Senior Executive Vice President and Senior Managing Director of the Combined Company in the case of Seth Taube. Other members of Management, who served as executive officers and/or senior personnel of Medley Advisors, Sierra, MCC and MDLY, would also have served as executive officers of the Combined Company if the MCC Merger and MDLY Merger had been consummated.

In order to mitigate these and other conflicts (as described herein), the boards of directors of each of Sierra, MCC and MDLY expanded the authority of the previously formed special committees, each of which was comprised solely of independent and disinterested directors, to, among other things, negotiate and evaluate the potential three-way combination of Sierra, MCC and MDLY (the “Proposed Business Combination”). However, as set forth in the section entitled “Special Factors — Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation” the Delaware Court of Chancery, in the MCC Stockholder Action, found that two of the directors on the MCC Special Committee failed to act independently in negotiating the MCC Merger. (Those two directors no longer serve on the MCC Board or the MCC Special Committee.) Each of the Sierra Special Committee, MCC Special Committee and MDLY Special Committee had the authority to, among other things: (i) evaluate and review the terms and conditions of the Proposed Business Combination or any alternative thereto; (ii) communicate and negotiate (or direct the communication or negotiation) with respect to the terms and conditions of the Proposed Business Combination or any alternative thereto; (iii) determine whether the Proposed Business Combination or any alternative thereto is advisable and is fair to, and in the best interests of the applicable company and its stockholders; (iv) recommend to their respective board of directors the rejection or approval and effectuation of the Proposed Business Combination or any alternative thereto; (v) consider, evaluate, review and monitor all proceedings and activities of the applicable company related to the Proposed Business Combination or any alternative thereto; (vi) consider, evaluate and recommend to their respective board of directors the approval and adoption of the forms, terms and provisions of any agreements relating to the Proposed Business Combination or any alternative thereto; (vii) consider, evaluate, and recommend to their respective board of directors the authorization of the execution and delivery of any such agreements relating to the Proposed Business Combination or any alternative thereto; and (viii) hire any advisors that they deemed appropriate, including their own independent legal counsel and independent financial advisor.

This broad authority enabled each of the respective boards to consult with and rely on the advice of experts who, like the independent directors themselves, were determined to be independent of the other parties to the transaction and could provide advice and guidance solely for the purpose of serving the best interests of the respective stockholders of each entity. In addition, each of the Sierra Board, MCC Board and MDLY Board conditioned its ability to recommend the Proposed Business Combination, or any alternative thereto, to their respective stockholders or otherwise approve or authorize such transaction, on the prior favorable recommendation of such transaction by its special committee.

Throughout the process of negotiating the terms of the MCC Merger and the MDLY Merger, Management generally served in the following capacities. Management proposed an initial framework around which the Sierra Special Committee, MCC Special Committee and MDLY Special Committee could begin discussions and facilitated negotiations among the parties. Management participated in meetings with each special committee and its advisors. Each special committee held meetings at which both its advisors and Management were present and meetings at which only the special committee’s advisors were present. Members of Management represented their individual interests as holders of the Medley LLC Units and shares of MCC in negotiating the resulting benefits they would have received from any consideration paid to MCC and MDLY by Sierra if the MCC Merger and MDLY Merger had been consummated. Members of Management also represented their individual interests in negotiating their employment contracts that would have been executed with the Combined Company if the MCC Merger and MDLY Merger had been consummated. In this regard, Management negotiated their employment contracts and related compensation from the Combined Company with the Sierra Special Committee, as Sierra would have been the surviving entity if the MCC Merger and the MDLY Merger had been consummated. Management retained separate legal counsel to negotiate their employment contracts with the Sierra Special Committee’s independent legal counsel and the Sierra Special Committee retained an independent compensation consultant to provide advice concerning executive compensation in connection with the transaction.

Phase 2 Considerations

As described herein, Management’s decision to pursue the Mergers was based on their view that greater scale was necessary to remain competitive in the asset management business. In that regard, the Proposed Business Combination was expected to increase assets under management, which would offer the potential for scale for investment and financing flexibility, including potentially improving the ability of MCC to comply with the covenants and other obligations under its indebtedness. Moreover, the Combined Company’s enhanced scale was expected to lead to improved access to capital, greater access to financial sponsors, and substantial and higher quality deal flow. The Delaware Decision also included a finding that financial pressure at MDLY prompted Management’s decision to pursue the Proposed Business Combination. Following the Delaware Decision, the parties suspended their joint solicitation of proxies for the approval of the MCC Merger Agreement and the MDLY Merger Agreement and began the process of re-evaluating the available alternatives, including but not limited to renegotiation of the terms of each of the MCC Merger Agreement and the MDLY Merger Agreement. After detailed consideration of available alternatives, the parties determined to explore the possible negotiation of amendments to the MCC Merger Agreement and the MDLY Merger Agreement. Similar to the negotiation of the MCC Merger Agreement and the MDLY Merger Agreement, the negotiation of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement among three affiliated, yet separate and distinct public entities, as well as the Medley LLC Unitholders (each of whom is a member of Management) presented actual and potential conflicts of interests. In order to further mitigate any such actual or potential conflicts of interests, the terms of the Amended MCC Merger Agreement were negotiated by and among the Sierra Special Committee, and their independent advisors, on the one hand, and the MCC Special Committee, and their independent advisors, on the other hand. In addition, the terms of the Amended MDLY Merger Agreement were negotiated by and among the Sierra Special Committee, and their independent advisors, on the one hand, and the MDLY Special Committee, and their independent advisors, on the other hand.

With respect to the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, Management’s role was limited to (i) initial discussions with the Sierra Special Committee regarding the aggregate merger consideration payable to MDLY Stockholders in the Amended MDLY Merger, and (ii) negotiations with the MDLY Special Committee regarding the allocation of the merger consideration in the Amended MDLY Merger as between the unaffiliated MDLY Stockholders and the Medley LLC Unitholders. In addition, with respect to Management’s employment agreements with Sierra as the surviving entity in the MDLY Merger, any revisions to such previously negotiated agreements were negotiated by Management and the Sierra Special Committee.

Phase 1 — Background of the Mergers

Since Medley Advisors’ inception in 2006, Management operated Medley Advisors’ asset management business with a focus on direct origination, careful structuring and active monitoring of loan portfolios. Medley Advisors’ investment vehicles have generally focused on private middle market companies in the United States that have revenues between $50 million and $1 billion. MCC completed its initial public offering in January 2011. MCC was the first publicly traded permanent capital vehicle to which Medley Advisors provided asset management services. In April of 2012, Medley Advisors launched Sierra, its first public non-traded permanent capital vehicle.

Medley Advisors believed at the outset that to make Sierra, MCC, and the private funds and SMAs advised by Medley Advisors (the “Advisory Clients”) more competitive in the middle-market lending space they should pool their resources in order to have the benefits of scale and greater access to capital that borrowers demanded. In that regard, in November 2013 Medley Advisors and the Advisory Clients obtained an order from the SEC that expanded Medley Advisors’ ability to engage in co-investment transactions among the BDCs and other funds managed by Medley Advisors. Since that time, competition for private debt investment opportunities in the lower middle market has significantly intensified and Medley Advisors believes that the need for scale in the asset management business has become even more important.

MDLY ran two separate processes seeking indications of interest regarding potential strategic transactions: one in which preliminary bids were received in July 2017, with final bids due in August 2017; and a second in which preliminary bids were received in late November/early December of 2017, with final bids due in January 2018.

Below are terms of each non-binding indication of interest received by MDLY. The range of indicated stock and cash consideration per share of MDLY Class A Common Stock, to the extent specified, was $5.00 to $9.00 per share. This excludes any additional value attributed to the Tax Receivable Agreement liability, to which certain bidders attributed as much as $145 million of incremental value.

In May 2017, MDLY embarked on a process to consider a range of strategic transactions to help Medley Advisors achieve a level of scale that it believed would make it more competitive in the asset management business. On May 25, 2017, at the invitation of Management as representatives of MDLY, representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”) met with Management to discuss possible strategic partnerships for MDLY based on public information. MDLY retained the services of UBS and Credit Suisse for the purpose of conducting a limited outreach to potential parties that might have been interested in proposing a strategic transaction with MDLY and Medley Advisors. As a result of the outreach, in total, MDLY received eighteen non-binding indications of interest from twelve parties, including indications of interest for MDLY and for its assets. According to the various bidders, these indications of interest included the following metrics: (i) a purchase price per share ranging from $5.00 to $9.00, (ii) a premium over the then-market price of MDLY Class A Common Stock ranging from 25% to 47%, (iii) an equity value ranging from $147 million to $280 million, and (iv) an enterprise value ranging from $250 million to $450 million. Following some preliminary discussions, seven of the 18 parties executed confidentiality agreements with MDLY and received certain information about MDLY’s and Medley Advisors’ business.

In July 2017, two of the interested parties submitted non-binding bids to acquire MDLY and Medley Advisors. One of the interested parties proposed an acquisition of MDLY and Medley Advisors for cash, and the other proposed a combination in exchange for consideration of cash and stock of the combined entity. However, neither bid progressed beyond the initial indication of interest. As set forth in the section titled “Special Factors — Phase 2 — Background of the Mergers — Proposals to MDLY,” on February 5, 2019, Sierra, MCC and MDLY made supplemental disclosures to the Joint Proxy Statement/Prospectus related to the Mergers setting forth the terms of each non-binding indication of interest received by MDLY during such period, each of which are described below.

On July 19, 2017, Bidder 1 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all cash transaction. According to Bidder 1, the indication of interest contemplated a purchase price of $8.74 per share, a premium of approximately 30% over the then-market price of MDLY Class A Common Stock, and an enterprise value of $325 million. The indication of interest did not provide an implied equity value. Bidder 1 did not specify treatment of the Tax Receivable Agreement.

On July 19, 2017, Bidder 2 submitted a preliminary, non-binding indication of interest for an acquisition of the fully-diluted equity of MDLY. According to Bidder 2, the indication of interest contemplated a purchase price of $8.05 — $8.53 per share, a premium of 25% — 32% over the then 20-day volume weighted average price of MDLY Class A Common Stock, and an equity value of $250 million — $265 million. The indication of interest contemplated that the consideration would be paid through a combination of $50 million in cash and $200 million — $215 million in the form of stock in the surviving company. The indication of interest did not provide an implied enterprise value. The price per share includes satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement.

On July 24, 2017, Bidder 2 submitted a revised, non-binding indication of interest for an acquisition of MDLY in an all-cash transaction. According to Bidder 2, the indication of interest contemplated a purchase price of $8.50 — $9.00 per share, a premium of 30% — 38% over the then 20-day volume weighted average price of MDLY Class A Common Stock, and an equity value of $264 million — 280 million. The indication of interest contemplated that the consideration would be paid through a combination of $50 million in cash and $214 million — $230 million in retained equity in the surviving company. The indication of interest did not provide an implied enterprise value. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement, which would have survived the transaction. Payments in addition to the price per share would have been due to the unit holders under the terms of the Tax Receivable Agreement.

Following the conclusion of the process described above, in the fall of 2017, MDLY concluded that a strategic transaction would have been more likely to succeed with a refined search focused on potential partners that shared certain qualities. In that regard, in October 2017, MDLY retained the services of Goldman Sachs and Broadhaven to reach out to a select group of potential partners that met the following criteria: (1) asset management firms that could serve as consolidators and recognize meaningful value creation through the addition of Medley Advisors and the Advisory Clients; (2) partners that could offer MDLY and Medley Advisors the potential to combine businesses and/or create a new business line in the context of a strategic transaction; or (3) private equity firms for which Medley Advisors would be an alternative asset management platform with the ability to add additional businesses and products over time to broaden the platform and capitalize on strong alternative industry growth trends.

Based upon the foregoing guidelines, at the direction of MDLY, representatives of Goldman Sachs and Broadhaven started the process by inviting 38 potential strategic partners or buyers of Medley Advisors’ asset management business to participate in the preliminary round of a two-round sale process. Of the 38 invitees, 24 of them executed confidentiality agreements and received information on Medley Advisors and the Advisory Clients. Seven of these 24 were provided access to Management and engaged in discussions with Management on Medley Advisors’ operations. Six of the potential buyers then participated in the second round of the sale process, which included substantive meetings with Management and the undertaking of a thorough diligence review of Medley Advisors and its Advisory Clients. As set forth in the section titled “— Phase 2 — Background of the Mergers — Proposals to MDLY,” on February 5, 2019, Sierra, MCC and MDLY made supplemental disclosures to the Joint Proxy Statement/Prospectus related to the Mergers setting forth the terms of each non-binding indication of interest received by MDLY during such period, each of which are described below.

In order to protect the information of MDLY and its affiliates, and to ensure the integrity of the strategic review process, all potential bidders entered into confidentiality agreements with MDLY in connection with its exploration of strategic alternatives, under which potential bidders agreed, among other things, to keep the information they received confidential and to abide by customary “standstill” provisions relating to MDLY, its subsidiaries, Sierra and MCC. Under those standstill provisions, potential bidders agreed, except as requested or consented to by MDLY, not to take certain actions regarding strategic transactions or management or control of MDLY, its subsidiaries, Sierra or MCC and, subject to an exception to permit confidential requests for waivers following the public announcement of an acquisition transaction, not to request waivers of those standstill provisions, in each case during the relevant standstill period. As of the date of this Amended Joint Proxy Statement/Prospectus, the standstill provisions in all 31 confidentiality agreements have expired. In addition, even when the standstill provisions remained in effect, all counterparties subject to such standstill provisions were permitted to confidentially seek a waiver of the standstill provisions following MDLY’s entry into the MDLY Merger Agreement in order to privately submit a competing proposal with respect to MDLY, its subsidiaries, Sierra and/or MCC. In that regard, MDLY received no such requests. As set forth in the section entitled “Special Factors — Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation” the Delaware Court of Chancery, in the MCC Stockholder Action, ordered MCC to make certain corrective disclosures about the knowledge of the MCC Special Committee of these standstill agreements.

During the period from November 2017 through the first week of December 2017, representatives of Goldman Sachs and Broadhaven received indications of interest from eight potential partners. Of the eight indications of interest, six were strategic buyers looking to grow their existing asset management business and two were private equity funds. Following extensive discussions with each of the eight potential partners, MDLY selected the three most viable indications of interest (the “Viable Expressions of Interest”), and requested such interested parties to submit a mark-up of the draft merger agreement that was provided by MDLY no later than January 5, 2018 and to submit a final bid by January 10, 2018. As set forth in the section titled “— Phase 2 — Background of the Mergers — Proposals to MDLY,” on February 5, 2019, Sierra, MCC and MDLY made supplemental disclosures to the Joint Proxy Statement/Prospectus related to the Mergers setting forth the terms of each non-binding indication of interest received by MDLY during such period, each of which are described below.

On January 3, 2018, Goldman Sachs provided relationship disclosure to MDLY that indicated, among other things, that during the prior two-year period the Investment Banking Division of Goldman Sachs did not perform any financial advisory and/or underwriting services for the three interested parties, MDLY, MCC, Sierra, or any of their respective affiliates for which Goldman Sachs recognized compensation.

In accordance with MDLY’s proposal instructions, on January 10, 2018, one of the three interested parties (“Party X”) submitted a non-binding indication of interest for an acquisition of MDLY (the “Initial Party X Proposal”) and comments on the proposed merger agreement. The indication of interest indicated that (i) the purchaser would be a newly formed shell corporation, and (ii) Party X was continuing to review the optimal structure for the transaction, but indicated a strong preference for an asset purchase transaction that would leave certain assets and liabilities with MDLY. Moreover, negotiations with Party X did not result in an actionable transaction, and a number of issues remained unresolved when negotiations terminated. As a result, because each of Party X’s proposals submitted were non-binding, included various conditions and carve-outs, and involved different forms of consideration (some of which was contingent), both Management and the MDLY Board believe it is impracticable and speculative to assign any actionable or tangible value to the Party X proposals described below. The Initial Party X Proposal included a non-binding proposal expressing a preference to purchase substantially all the assets of MDLY’s business (rather than a merger) for an equity value per share (taking into account cash and cash equivalents of MDLY that would not be purchased) representing a premium over the trading price of MDLY Class A Common Stock as of the date of the Initial Party X Proposal. According to Party X, the Initial Party X Proposal contemplated a purchase price of $244 million, or $7.98 per share, and an enterprise value of $300 million. The Initial Party X Proposal contemplated that the consideration that would be paid through a combination of $138.3 million in cash from Party X (an unspecified portion of which would be borrowed), $60.7 million of assumed cash and cash equivalents from MDLY’s balance sheet, and $50 million of seller financing on terms to be determined, in the form of a note to be issued to holders of Medley LLC Units. Party X further indicated that it anticipated that the Tax Receivable Agreement would be terminated at closing without the payment of consideration, and that the seller financing could be reduced in satisfaction of any indemnification obligations. While Party X indicated that the Initial Party X Proposal represented a price of $7.98 per share, the Initial Party X proposal indicated that an unspecified portion of that amount was contingent and payable over time on terms that had not been proposed. Specifically, the proposal indicated that an unspecified amount of the cash proceeds would be placed in escrow, and the amounts in escrow, together with an unspecified amount under the note, would be subject to offset for indemnification. Based on the terms of the Initial Party X Proposal, MDLY and its advisors began negotiating terms with Party X. From January 12, 2018 through January 24, 2018, MDLY and Party X engaged in further negotiations, which resulted in the exchange of numerous proposals and counter-proposals.

Based upon these discussions, on January 26, 2018, Management held meetings with the MCC Board and the Sierra Board to provide them with an update on the potential transaction with Party X. Each of the MCC Board and Sierra Board established the MCC Special Committee and the Sierra Special Committee, respectively, and authorized the special committees to evaluate the merits of a potential sale of substantially all of Medley Advisors’ assets to Party X, which, in turn, would have constituted the assignment of Sierra’s and MCC’s respective advisory contracts with Medley Advisors. On February 7, 2018, the MDLY Board established the MDLY Special Committee and authorized it to, among other things, evaluate the merits of the potential sale of MDLY to Party X.

On February 5, 2018, Party X submitted a revised, non-binding indication of interest for an acquisition of substantially all of the assets used in the operation of MDLY (the “Second Party X Proposal”). According to Party X, the indication of interest contemplated a purchase price of $313 million, subject to certain adjustments. The indication of interest contemplated that the purchase price would be paid through a combination of $151.3 million in cash (a portion of which would be borrowed), $45 million in a promissory note issued to MDLY, and the assumption of MDLY’s existing senior secured indebtedness. The indication of interest indicated that the Tax Receivable Agreement would not be assumed and that no consideration would be paid by Party X in connection with the Tax Receivable Agreement.

On February 9, 2018, Party X submitted a revised, non-binding indication of interest to slightly increase the proposed purchase price and to clarify other terms, including the identity of the purchaser (a newly formed shell corporation), the assets and liabilities to be acquired (or not acquired) and other related matters. According to Party X, the Second Party X Proposal contemplated a purchase price of $313 million, subject to certain adjustments, plus the amount of net working capital as of the closing. The indication of interest contemplated that the purchase price (excluding net working capital) would be paid through a combination of $151.3 million in cash (a portion of which would be borrowed), $45 million in a promissory note issued to MDLY and payable by the acquisition subsidiary, and the assumption of MDLY’s existing senior secured indebtedness. The indication of interest stated that certain assets (estimated by Party X to equal approximately $47.7 million), as well as the Tax Receivable Agreement, would be excluded from the transaction. In addition, the indication of interest indicated that Party X would not assume any liabilities of MDLY, other than MDLY’s existing senior indebtedness, MDLY’s lease, liabilities included within the definition of working capital and liabilities expressly agreed to by Party X. The terms of the seller financing were to be determined, but Party X indicated that it would be unsecured and subordinated to senior debt assumed by Party X, and the amount of the promissory note could be reduced in satisfaction of any indemnification obligations owed to Party X. Party X further indicated that it would not assume any liability under the Tax Receivable Agreement and that no consideration would be paid by Party X in connection with the Tax Receivable Agreement. Also, on February 9, 2018, MDLY and Party X entered into an exclusivity agreement regarding the proposed transaction described above through March 15, 2018.

Negotiations regarding the economic terms of the transaction and the related approval of a new investment advisor to Sierra as a result of the contemplated assignment of Sierra’s and MCC’s respective advisory contracts with Medley Advisors continued over the following weeks. From February 22, 2018 through March 5, 2018, counsel to the parties exchanged drafts of transaction documents and negotiations continued.

On March 15, 2018, Party X submitted a revised proposal (the “Third Party X Proposal”) that would have reduced the purchase price significantly and made other material changes to the Second Party X Proposal. According to Party X, the Third Party X Proposal contemplated a purchase price of $290 million, subject to certain adjustments, plus the amount of net working capital as of the closing. The indication of interest contemplated that the purchase price (excluding net working capital) would be paid through a combination of $128.3 million in cash (a portion of which would be borrowed), $45.3 million in the form of a promissory note issued to MDLY by the acquisition subsidiary, and the assumption of MDLY’s existing senior secured indebtedness. The update identified certain subsidiaries that would not be acquired and certain additional conditions to closing, including SBA approval. The updated indication of interest also reflected Party X’s preference for a reverse termination fee in the event Party X could not obtain financing for the transaction. Based on the changed economic terms, as well as the other terms of the Third Party X Proposal, MDLY determined that the Third Party X Proposal was not in the best interests of MDLY or Medley Advisors. On that basis, MDLY terminated discussions with Party X.

In April 2018, MDLY reengaged in discussions with two of the other bidders that had previously submitted indications of interest. In each case, those discussions did not lead to a further proposal or other indication of interest to MDLY. Also in April 2018, Party X reinitiated contact with MDLY and, on April 19, 2018, updated the Third Party X Proposal for an acquisition of substantially all of the assets used in the operations of MDLY (the “Fourth Party X Proposal”) and subsequently provided an updated draft of an asset purchase agreement that reflected the Fourth Party X Proposal. According to Party X, the Fourth Party X Proposal contemplated that the purchase price would be paid through a combination of $151.3 million in cash (a portion of which would be borrowed) and $30 million in a promissory note issued to MDLY by the acquisition subsidiary, subject to certain adjustments, plus the acquisition of the net working capital of Medley LLC at $0.90 per $1.00 of net working capital. Although the Fourth Party X Proposal reflected a slight increase in the cash portion of the purchase price to be paid and agreement on several other outstanding points, the Fourth Party X Proposal also included a number of changes that materially changed the transaction, including a decrease in the amount of the note to be delivered by Party X; a discount on the amount to be paid for the working capital delivered by MDLY to Party X; a downward purchase price adjustment tied to failure to obtain consents of certain advisory clients; and a downward purchase price adjustment tied to the performance of certain assets. In addition, the Fourth Party X Proposal reflected a shell purchaser with no parent or affiliate guaranteeing the obligations of the buyer and a closing condition tied to Party X’s ability to obtaining the needed financing, with MDLY’s sole recourse being the right to receive a reverse termination fee from Party X in the event Party X could not obtain financing. Between April 23, 2018 and May 2, 2018, MDLY and Party X engaged in negotiations regarding the Fourth Party X Proposal, exchanged drafts of transaction documentation, and participated in a series of due diligence meetings. However, prior to reaching final agreement on transaction terms and holding meetings with the MCC Special Committee and Sierra Special Committee to provide a transaction update and to introduce Party X to the MCC and Sierra independent directors, Party X informed MDLY that it was withdrawing the Fourth Party X Proposal and that it did not intend to continue to pursue a potential transaction. As set forth in the section titled “Special Factors — Phase 2 — Background of the Mergers — Proposals to MDLY,” on February 5, 2019, Sierra, MCC and MDLY made supplemental disclosures to the Joint Proxy Statement/Prospectus related to the Mergers setting forth the terms of each non-binding indication of interest received by MDLY.

Shortly after MDLY and Party X terminated their discussions, a limited number of parties made inquiries to MDLY regarding a possible transaction. Specifically, four parties entered into confidentiality agreements, but only one of the four followed up with a preliminary indication of interest. In addition, more than five months after the final bid deadline, MDLY received two unsolicited non-binding indications of interests. Neither party completed meaningful diligence, nor evidenced their financial capabilities to consummate a transaction. The details of the two non-binding indications of interest are as follows:

On May 24, 2018, Lantern Capital Partners, an unaffiliated asset manager (“Lantern”), and MDLY entered into a non-disclosure agreement in connection with MDLY’s consideration of strategic alternatives. Among other things, the non-disclosure agreement prohibited Lantern from disclosing confidential information received from MDLY and its representatives and initiating, inducing, encouraging or attempting to induce MCC or any funds advised by MDLY to terminate, amend, or otherwise modify their advisory agreements with MDLY or enter into any advisory agreement with any person other than MDLY. As set forth in the section entitled “— Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation” the Delaware Court of Chancery, in the MCC Stockholder Action, ordered MCC to make certain corrective disclosures about the knowledge of the MCC Special Committee of the foregoing non-disclosure agreement.

On June 22, 2018, Bidder 10 submitted a preliminary, non-binding indication of interest for an acquisition of 100% of the outstanding Class A and Class B Common Stock of MDLY and the outstanding limited liability company units of Medley LLC not owned by MDLY. According to Bidder 10, the indication of interest contemplated a purchase price of $5.00 per share, a premium of 47% over the then-market price of MDLY Class A Common Stock, and an equity value of $147 million. The indication of interest contemplated that the consideration would be paid in the form of (i) $106.6 million in cash to stockholders of MDLY and holders of limited liability company units of Medley LLC and (ii) payments in satisfaction of the Tax Receivable Agreement and for certain consulting services with a net present value of $40.4 million. The indication of interest did not provide an implied an enterprise value. Bidder 10 did not specify treatment of the Tax Receivable Agreement.

According to the Delaware Decision, on July 3, 2018, Lantern sent an unsolicited email to representatives of Goldman about “its interest in acquiring Medley Management and potentially recapitalizing Medley Capital” and followed up with representatives of Goldman on July 10, 2018 and July 20, 2018 to get “input on scheduling.”

On July 30, 2018, Lantern, submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Lantern, the indication of indication of interest indicated that (i) the purchaser would be a newly formed special purpose entity, and (ii) Lantern would acquire all of the outstanding shares of MDLY Class A Common Stock and all of the Medley LLC Units. According to Lantern, the indication of interest contemplated a purchase price of $256 million at $5.09 per share, net of debt and estimated cash balances. The indication of interest contemplated that the consideration would be paid in cash, with no financing contingency. Lantern did not specify the treatment of the Tax Receivable Agreement.

On August 21, 2018, Lantern sent an unsolicited email to a representative of MDLY. In the August 21 email, Lantern stated the following: “[g]iven the goal of merging the BDC, would it be useful if we offered to acquire the loans on non-accrual and put up new capital?” MDLY’s Management promptly informed the MCC Special Committee of Lantern’s email. The MCC Special Committee considered the Lantern email in consultation with its independent legal and financial advisors, and unanimously recommended that MCC decline to pursue the submission from Lantern at that time. As set forth in the section entitled “— Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation,” the Delaware Court of Chancery in the MCC Stockholder Action found that the MCC Board was not made aware of certain details about Lantern’s proposal.

As a result of the foregoing process, and in light of the fact that a considerable amount of time and effort had been devoted to exploring a possible transaction with a third party, the MDLY Board determined that, at that time, a strategic transaction with a third party was unlikely to produce the desired result of achieving a higher degree of scale and creating a broader asset management platform that would benefit MDLY, its stockholders, Medley Advisors, and the Advisory Clients. After consulting further with representatives of Goldman Sachs and Broadhaven, Management, in its capacity as fiduciaries to each of Sierra, MCC, MDLY and their respective stockholders, in an effort to maximize value at Sierra, MCC and MDLY, turned its focus to the potential merger of Sierra and MCC, which would have been cross-conditioned on Sierra’s acquisition of MDLY. Each of the Sierra Board and MDLY Board held meetings on June 18, 2018, and the MCC Board held a meeting on June 19, 2018, to discuss the Proposed Business Combination. At each such meeting, Management proposed an initial framework to serve as the starting point with respect to the Proposed Business Combination for each of the Sierra Special Committee, the MCC Special Committee and the MDLY Special Committee. In addition, at each such board meeting, it had been determined that the scope and authority of the previously formed MCC Special Committee, Sierra Special Committee and MDLY Special Committee would be expanded for the express purpose of considering the Proposed Business Combination.

The structure of the Proposed Business Combination entailed two contemporaneous transactions that would have been cross-conditioned upon each other; MCC would merge with and into Sierra, and Sierra would acquire MDLY through a merger of MDLY with and into a wholly owned subsidiary of Sierra. The proposed MCC Merger would take the form of a stock-for-stock merger in which MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock, and the proposed MDLY Merger would include both cash and stock consideration payable to the MDLY Stockholders. The initial framework of the financial terms relating to the Proposed Business Combination included a proposed exchange ratio for the proposed MCC Merger of 0.76 shares of Sierra Common Stock for each share of MCC Common Stock, and in the proposed MDLY Merger, Sierra would acquire MDLY for $3.75 in cash consideration and 0.41 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. The proposed cash consideration in regard to the proposed MDLY Merger was, among other things, intended to address the tax liability that would have been incurred by the holders of Medley LLC Units as a result of the MDLY Merger Closing. It was noted that under the Tax Receivable Agreement the value of certain future tax benefits was allocated 85% to the holders of Medley LLC Units and 15% to the MDLY Public Stockholders and that following the Proposed Business Combination the Combined Company would receive the benefit that previously was allocated to the MDLY Public Stockholders. The foregoing initial framework was the starting point around which the MCC Special Committee, Sierra Special Committee and MDLY Special Committee, along with their financial and legal advisors, began their negotiations. In order to ensure that all parties had the necessary materials to perform their analyses and diligence on the Proposed Business Combination, Management established an electronic data room that all parties could readily access.

Set forth below is a summary of the process undertaken throughout out Phase 1 by each of the Sierra Special Committee, MCC Special Committee and MDLY Special Committee, and an analysis of the various factors that formed the basis of each committee’s decision to recommend the approval of the Mergers to their respective board of directors. Any description of Management’s actions in each such section should be understood in the context of the foregoing depiction of Management’s role throughout the process of considering the Proposed Business Combination during Phase 1.

Sierra — Process Undertaken During Phase 1

At a special meeting on June 18, 2018, the Sierra Board considered the Proposed Business Combination, the rationale for the Proposed Business Combination, and the initial terms of a potential framework around which the Proposed Business Combination could be effected. Pursuant to the initial framework, MCC would merge with and into Sierra, and Sierra would acquire MDLY through a merger of MDLY with and into a wholly owned subsidiary of Sierra. The proposed MCC Merger would take the form of a stock-for-stock merger in which MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock using a proposed exchange ratio of 0.76 shares of Sierra Common Stock for each share of MCC Common Stock. The proposed MDLY Merger would include both cash and stock consideration in which MDLY Stockholders would receive $3.75 in cash consideration and 0.41 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. The proposed cash consideration in regard to the proposed MDLY Merger was, among other things, intended to address the tax liability that would have been incurred by the holders of Medley LLC Units as a result of the MDLY Merger Closing. It was noted that under the Tax Receivable Agreement the value of certain future tax benefits was allocated 85% to the holders of Medley LLC Units and 15% to the MDLY Public Stockholders and that following the Proposed Business Combination the Combined Company would receive the benefit that previously was allocated to the MDLY Public Stockholders. The Sierra Board also discussed with Management next steps and a tentative timeline for evaluating and voting on the Proposed Business Combination.

Following the Sierra Board meeting on June 18, 2018, the Sierra Special Committee met with representatives of Broadhaven to discuss the possibility of the Sierra Special Committee engaging Broadhaven to act as an independent financial advisor to the Sierra Special Committee. The Sierra Special Committee reviewed materials that had been provided by Broadhaven in advance of the meeting. The materials included (1) an overview of Broadhaven, (2) a description of the fiduciary process to be undertaken by the Sierra Special Committee, (3) a description of the benefits and issues to consider with respect to various strategic alternatives, (4) a description of selected prior transactions in which Broadhaven had served as an advisor, and (5) financial advisor fee precedents for comparable types of transactions. Broadhaven, among other things, presented its qualifications, discussed the manner in which it would analyze the framework for the Proposed Business Combination, and discussed work it and members of the proposed engagement team had performed for MDLY in the past. Broadhaven representatives also discussed with the Sierra Special Committee that Broadhaven previously had been engaged by MDLY on October 11, 2017 to advise MDLY in connection with a potential strategic transaction and that the engagement had been terminated on June 15, 2018. The Broadhaven representatives noted that Broadhaven had received no fees from MDLY in connection with that engagement and that Broadhaven had waived the “tail” provisions arising from that engagement.

On June 22, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Sullivan & Worcester LLP (“S&W”), counsel retained by the Sierra Special Committee. During that meeting the Sierra Special Committee discussed whether to engage Broadhaven as its independent financial advisor and, if selected, the terms of the engagement. The Sierra Special Committee also discussed the possible composition of the Combined Company Board following the closing of the Proposed Business Combination. In addition, the Sierra Special Committee discussed the formal continuation of the Sierra Special Committee and the compensation to be paid to the Chair and members of the Sierra Special Committee. Finally, the Sierra Special Committee discussed next steps in terms of engaging Broadhaven and formalizing the Sierra Special Committee’s role in evaluating the Proposed Business Combination.

On July 2, 2018, the Sierra Special Committee met in person with representatives of S&W. In response to inquiries from the Sierra Special Committee, the S&W representatives reviewed with the Sierra Special Committee S&W’s evaluation of the prior engagement of Broadhaven by MDLY. The S&W representatives noted the following: (1) Broadhaven had terminated the prior engagement with MDLY and had waived the “tail” provisions arising from that engagement, and (2) Broadhaven had received no fees in connection with the prior engagement with MDLY. Following discussion with the S&W representatives, the Sierra Special Committee determined that Broadhaven’s prior engagement by MDLY would not adversely affect Broadhaven’s ability to render independent advice to the Sierra Special Committee concerning the proposed Mergers and engaged Broadhaven to serve as the Sierra Special Committee’s independent financial advisor. At the meeting, the Sierra Special Committee also confirmed the continued engagement of S&W as independent legal counsel to the Sierra Special Committee in connection with the Proposed Business Combination. Following the decision to retain Broadhaven, Representatives of Broadhaven joined the meeting. S&W representatives discussed the Sierra Special Committee members’ duties and responsibilities in evaluating the Proposed Business Combination, while Broadhaven representatives presented a preliminary work plan and timeline and identified certain aspects of the Proposed Business Combination that Broadhaven intended to closely examine.

Immediately following the meeting among the Sierra Special Committee and representatives of Broadhaven and S&W, the Sierra Board held an in-person meeting. During that meeting, and after discussion, the Sierra Board, among other things: (1) ratified the establishment of the Sierra Special Committee and all actions taken by the Sierra Special Committee to date, (2) authorized the Sierra Special Committee to evaluate and review the terms of the Proposed Business Combination, (3) authorized the Sierra Special Committee to make a recommendation to the Sierra Board regarding the Proposed Business Combination, (4) authorized the Sierra Special Committee to make a recommendation to the Sierra Board regarding any agreements relating to the Proposed Business Combination, (5) approved the compensation of the Chair and members of the Special Committee and the reimbursement of any out-of-pocket expenses, and (6) authorized the Sierra Special Committee to select and retain consultants and agents, including independent financial and legal advisors, to assist the Sierra Special Committee in evaluating the Proposed Business Combination.

Following the meeting of the Sierra Board, the Sierra Special Committee reconvened. The members of the Sierra Special Committee were joined by representatives of Broadhaven, Management, Eversheds Sutherland (US) LLP (“Eversheds Sutherland”), which acted as regular outside counsel for Sierra, MCC and MDLY on common issues, and S&W. Representatives of Eversheds Sutherland discussed their communications to date with SEC staff concerning the Proposed Business Combination. Eversheds Sutherland explained that the SEC would need to issue an exemptive order in connection with the Proposed Business Combination. In addition, Eversheds Sutherland discussed the need for exemptive relief from the SEC to allow the Combined Company to own shares of a registered investment adviser in excess of the limits set forth in rules adopted under the Investment Company Act. Representatives of Eversheds Sutherland also discussed certain tax consequences of the proposed MDLY Merger, including tax implications under the Tax Receivable Agreement.

The Sierra Special Committee then discussed with Management a proposal to have Merger Sub enter into employment agreements with five members of Management that would have become effective upon the closing of the Proposed Business Combination. Management said it would provide the Sierra Special Committee with the proposed executive compensation packages for each of the five members of Merger Sub’s management with a form of employment agreement to follow.

The Sierra Special Committee next discussed the Proposed Business Combination with Broadhaven, S&W and Management, in its capacity as a facilitator of discussions between the Sierra Special Committee, MCC Special Committee and MDLY Special Committee. Management discussed, among other things: (1) MDLY’s current advisory business and projected growth of that business in the coming years, (2) MCC’s non-accrual assets, and (3) the status of the SBIC Subsidiary. Management responded to questions from the Sierra Special Committee, Broadhaven and S&W.

Following their presentation, the representatives of Management and Eversheds Sutherland were excused from the meeting and the Sierra Special Committee met with representatives of Broadhaven and S&W. The Sierra Special

Committee, Broadhaven and S&W discussed, among other things: (1) the timing and scope of the due diligence that would be conducted, (2) the legal and regulatory aspects of the Proposed Business Combination, (3) the role of each of Broadhaven and S&W and the work to be conducted by each of them, (4) the role of the Sierra Special Committee in the analysis and in any negotiation of the Proposed Business Combination, and (5) the timing and scope of future meetings of the Sierra Special Committee. Representatives of S&W reported on the status of their due diligence review of materials posted to the electronic data room.

On July 15, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting representatives of Broadhaven reviewed in detail a report on their analysis of the Proposed Business Combination, which had been provided to the Sierra Special Committee in advance of the meeting. Broadhaven representatives began by reporting that they had substantially completed their financial due diligence, which included, among other things, evaluation of (1) the overall structure of the Proposed Business Combination, (2) the financial outlook of each of Sierra, MCC and MDLY, (3) the legal, tax and regulatory components of the Proposed Business Combination, and (4) Management’s analysis of the potential benefits of the Proposed Business Combination to Sierra Stockholders. Broadhaven representatives then discussed their preliminary report, which included (1) a stand-alone valuation analysis for each of Sierra, MCC and MDLY, (2) a pro forma analysis of the Combined Company, (3) potential modifications to the proposed structure of the Combined Company, and (4) a preliminary framework for future negotiations with MDLY and MCC.

The Sierra Special Committee reviewed with representatives of Broadhaven and S&W the rationale for the Proposed Business Combination. These included (1) providing liquidity to Sierra Stockholders, (2) the potential for realizing meaningful accretion to NII, NAV and ROE, (3) the internalization of management, (4) greater diversification and scale benefits arising from consolidation of assets under management, (5) potential cost savings, (6) potential benefits from growth in the institutional asset management business, and (7) the alignment of the interests of Management and the Combined Company Stockholders.

The Sierra Special Committee next reviewed with representatives of Broadhaven and S&W the benefits and issues with a variety of strategic alternatives, including (1) maintenance of the status quo, (2) listing Sierra Common Stock on a national securities exchange, (3) entering into a transaction with an independent third party, (4) entering into the MDLY Merger only, and (5) entering into the MCC Merger only. The Sierra Special Committee directed the representatives of Broadhaven and S&W to continue their work on the Proposed Business Combination as they evaluated these alternatives.

The Sierra Special Committee discussed with representatives of Broadhaven the stand-alone valuations of each of Sierra and MCC. Broadhaven representatives noted that Sierra and MCC were similar in important ways, including that there was an approximately 50% overlap in their investment portfolios as of March 31, 2018. Broadhaven representatives also observed that while non-accrual assets represented a larger percentage of MCC’s investment portfolio, Sierra held some of the same non-accrual assets in its investment portfolio.

Broadhaven representatives then provided to the Sierra Special Committee a summary of Sierra’s and MCC’s estimated financial results through June 30, 2018 as well as forecasts for each of Sierra and MCC through the end of 2019, all of which had been prepared by Management. Broadhaven representatives noted that the forecasts did not account for any prospective credit losses because, according to Management, it was difficult to predict future credit losses. Broadhaven representatives indicated that MCC’s credit performance was at or near the bottom of publicly traded BDCs and that its GAAP ROE had been negative over certain periods. Broadhaven representatives reviewed the market price of MCC Common Stock since MCC’s initial public offering as well as the market discount to NAV over that same period of time, noting that the market price had steadily declined and the market discount had increased over time. Broadhaven representatives then discussed MCC’s trading metrics compared to those of other publicly traded BDCs, including both internally managed and externally managed BDCs.

In order to provide the Sierra Special Committee with comparative benchmarks, Broadhaven representatives next discussed the performance of two non-listed BDCs that subsequently were listed on a national securities exchange. They explained that these two BDCs were important precedents because their initial capital was raised in a similar fashion to Sierra’s and they were each successful in their public listings on a standalone basis. Broadhaven representatives also discussed the performance of certain BDCs and how MCC compared to these other BDCs from a trading perspective. Broadhaven representatives noted that the average and median of the purchase price relative to the NAV for the comparable BDCs was 75% and 80%, respectively.

At the request of the Sierra Special Committee, Broadhaven representatives reviewed the non-accrual assets held by each of Sierra and MCC. Broadhaven representatives noted that as of the end of the second quarter of 2018, non-accrual assets accounted for approximately 4.1% of the fair market value of Sierra’s investment portfolio and approximately 8.4% of the fair market value of MCC’s investment portfolio. Broadhaven representatives next discussed the overlap in Sierra’s and MCC’s investment portfolios. Broadhaven representatives then reviewed their analysis of Sierra at various discounts to NAV. Broadhaven representatives noted that, based on various metrics for publicly traded BDCs, including ROE, non-accrual assets as a percentage of investment portfolio, dividend yield, price/book value, and price/earnings, they believed that Sierra Common Stock, if listed on a standalone basis, would likely trade at a significant discount to NAV. Broadhaven representatives then discussed a potential exchange ratio of 0.76 that was an element of the initial framework, analyzing the Proposed Business Combination both assuming Sierra Common Stock were to trade at its current NAV, and then at various discounts to NAV. Based on the estimated range of values for the Sierra Common Stock, Broadhaven representatives calculated the resulting implied prices that would have been paid to MCC Common Stockholders and compared such prices to the NAV of MCC and the current market price for MCC Common Stock. Broadhaven representatives discussed the proposed exchange ratio in view of the anticipated contribution of Sierra and MCC to the Combined Company in terms of revenue, NII and net earnings. Finally, Broadhaven representatives noted that the proposed exchange ratio between Sierra and MCC was within a range that likely represented economic reality and that the relationship between Sierra and MCC as reflected by the proposed exchange ratio was appropriate.

The Sierra Special Committee next discussed the valuation of MDLY with the Broadhaven representatives. Broadhaven representatives provided a summary of MDLY’s estimated financial results through June 30, 2018 as well as forecasts for MDLY through the end of 2019, both of which had been prepared by Management. Broadhaven representatives reviewed the market price of MDLY Class A Common Stock since MDLY’s initial public offering as well as the market price relative to earnings per share. Broadhaven representatives then discussed MDLY’s trading metrics compared to those of publicly traded traditional asset managers and alternative asset managers. Broadhaven representatives then reviewed certain transactions involving BDC managers and how MDLY compared to these other BDC managers.

Broadhaven representatives next reviewed with the Sierra Special Committee the discounted cash flow analysis for MDLY Common Stock, which was based upon forecasts prepared by Management. Broadhaven representatives indicated that a 12% to 14% discount rate appeared to be reasonable and that using a discount rate in this range would result in an implied share price of $5.98 at the low end and $14.13 at the high end.

Next, the Sierra Special Committee discussed the proposed structure of the Combined Company with representatives of Broadhaven and S&W. Broadhaven representatives reviewed the benefits of having an asset management company as a portfolio company, including the benefits to the capital structure of the Combined Company. Broadhaven representatives also discussed the impact of the Combined Company maintaining a management agreement with its wholly owned investment advisor. Broadhaven representatives explained that the revenue paid by the Combined Company to its wholly owned investment advisor would result in taxable income for the advisor, but the tax shield created by the Tax Receivable Agreement could be utilized to offset a portion of the investment advisor’s taxable income. Broadhaven representatives then reviewed their estimate of the value of the Tax Receivable Agreement and various alternatives for renegotiating the Tax Receivable Agreement, including modifying the allocation of tax benefits between Medley LLC Unitholders and the Combined Company.

Broadhaven representatives then reviewed with the Sierra Special Committee the terms of the Proposed Business Combination, noting that their summary reflected the framework discussed at the June 18, 2018 Sierra Board meeting. Broadhaven representatives also reviewed their analysis of the anticipated contribution of Sierra, MDLY and MCC to the Combined Company in terms of revenue, NII and net earnings.

The Sierra Special Committee next reviewed the expected benefits of the Proposed Business Combination with representatives of Broadhaven and S&W. The Sierra Special Committee also discussed with representatives of Broadhaven and S&W the actual or potential disadvantages of the Proposed Business Combination, which included merging with two companies that had identifiable weaknesses. Finally, Broadhaven representatives set out a number of negotiating topics for the Sierra Special Committee to consider. These topics included the exchange ratio for each of MDLY Common Stock and MCC Common Stock, the treatment of the Tax Receivable Agreement, the mix of cash and stock for MDLY Common Stock, and the composition of the Combined Company Board and its management.

On July 18, 2018, the Sierra Special Committee held an in-person meeting with representatives of Broadhaven and S&W. Broadhaven representatives provided an update on the status of the MCC Special Committee and the MDLY Special Committee based on their conversations with Management and representatives of Goldman Sachs. Broadhaven also discussed supplemental materials that had been provided by Management prior to the meeting. The materials included an updated framework, dated July 12, 2018, that reflected estimated June 30, 2018 financial results but generally held other assumptions constant with the framework discussed at the June 18, 2018 meeting of the Sierra Board. The July 12, 2018 framework reflected a proposed exchange ratio of 0.72 shares of Sierra Common Stock for each share of MCC Common Stock and consideration to MDLY Stockholders of $3.75 in cash and 0.43 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. The Sierra Special Committee discussed with the representatives of S&W and Broadhaven the proposed executive compensation and expressed its desire to engage a consultant to advise the Sierra Special Committee on the reasonableness of the proposed executive compensation. After discussion, and on the basis of a recommendation from the Broadhaven representatives, the Sierra Special Committee determined to explore the possibility of engaging Johnson & Associates to assist the Sierra Special Committee in evaluating the reasonableness of the proposed executive compensation. The Sierra Special Committee also discussed the composition of the Combined Company Board and asked the S&W representatives to provide a variety of information about the board composition of other BDCs.

The members of the Sierra Special Committee indicated that they were in favor of proceeding with the negotiation of the terms for the Proposed Business Combination. There was then a discussion of the various alternatives concerning the Tax Receivable Agreement.

The Sierra Special Committee also indicated that they wanted Management to provide more detailed information about the estimated cost savings to be achieved as a result of the Proposed Business Combination. Broadhaven representatives recommended a negotiating position that addressed, among other things, the price offered for MDLY, and the mix of stock and cash be paid to MDLY Stockholders in each case as compared to that contemplated in the initial framework. In addition, Broadhaven representatives recommended that the Tax Receivable Agreement be tied to actual tax savings and that the allocation of the benefits under the Tax Receivable Agreement between Medley LLC Unitholders and the Combined Company be changed for the benefit of Sierra Stockholders.

At the Sierra Special Committee’s request, a representative of Goldman Sachs and Mr. Brook Taube joined the meeting. The representative of Goldman Sachs discussed with the Sierra Special Committee his conversations with representatives of the other special committees’ financial advisors concerning feedback from the MDLY Special Committee and MCC Special Committee. The representative of Goldman Sachs indicated that it was his understanding that the MCC Special Committee was focused on the following issues: (1) the exchange ratio for the MCC Merger, (2) the MDLY Merger Consideration proposed to be paid to MDLY Stockholders, (3) the possibility of obtaining cash consideration for MCC Stockholders as part of the MCC Merger, (4) the proposed executive compensation, and (5) the allocation of the benefits of the Tax Receivable Agreement.

The Sierra Special Committee instructed the representatives of Broadhaven to propose the following terms to the representatives of Goldman Sachs and Brook Taube, and asked that they communicate them to the MCC Special Committee and MDLY Special Committee that: (1) the nominal value of the consideration to be paid to MDLY Stockholders be in the range of $5 to $6 per share (valuing the shares of Sierra Common Stock at their NAV as of March 31, 2018), (2) the cash component paid to MDLY Stockholders represent 50% of the total consideration, and (3) the benefits of the Tax Receivable Agreement be split evenly between the Medley LLC Unitholders and the Combined Company and its stockholders. The Broadhaven representatives also indicated that the Sierra Special Committee believed the exchange ratio of 0.72, as proposed under the updated proposal, for the MCC Merger was within the appropriate range. Mr. Taube informed the Sierra Special Committee and its advisors that the MDLY Special Committee wanted the total MDLY Merger Consideration paid to MDLY Stockholders to be the equivalent of $7.75 per share (valuing the shares of Sierra Common Stock at their NAV as of March 31, 2018). In order to bridge the difference in price and for other reasons, the Broadhaven representatives suggested that MDLY could consider making a special dividend to MDLY Stockholders. The Goldman Sachs representative and Mr. Taube said they would communicate the proposed terms to the MCC Special Committee and MDLY Special Committee and then they left the meeting.

Next, the Sierra Special Committee discussed the current terms of the Proposed Business Combination and compared them to the terms that had been proposed by Party X before Party X withdrew its proposal to acquire MDLY. The Sierra Special Committee considered the potential benefits from internalization of management and the

Tax Receivable Agreement that were absent from the third-party offers considered in the past. The Sierra Special Committee noted that its current proposal contemplated the benefits of the Tax Receivable Agreement being shared evenly between Medley LLC Unitholders and the Combined Company and its stockholders.

On July 19, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, after consulting with the Broadhaven representatives, the Special Committee determined that, in response to the MDLY Special Committee’s proposal from the previous day, the Sierra Special Committee would propose a purchase price of $6.00 per share (valuing the shares of Sierra Stock at their NAV as of March 31, 2018) plus a $0.25 per share dividend to be paid by MDLY to MDLY Stockholders immediately prior to the Mergers and allocating the benefits of the Tax Receivable Agreement 55%/45% between Medley LLC Unitholders and the Combined Company. After further review and discussion, the Sierra Special Committee decided to propose the top end of their range of $5.00 to $6.00 per share, plus a $0.25 dividend, in the context of negotiations and in response to the MDLY Special Committee’s assertion that $7.75 per share was the right purchase price. At the instruction of the Sierra Special Committee, representatives of Broadhaven presented such terms to Brook Taube and asked that he communicate the same to the MDLY Special Committee.

Later on July 19, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. During that meeting, the Sierra Special Committee discussed the Board composition of the Combined Company.

On July 22, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update to the Sierra Special Committee on their understanding of the current status of the negotiations with the MCC Special Committee and MDLY Special Committee.

On July 23, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives indicated that they were reviewing an updated framework that had been transmitted by Management earlier in the day and would not be able to react to it before the next day. The July 23, 2018 framework reflected a proposed exchange ratio of 0.82 shares of Sierra Common Stock for each share of MCC Common Stock and consideration to MDLY Stockholders of $3.94 in cash, including a $0.50 special cash dividend, and 0.39 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. The Broadhaven representatives then provided an update to the Sierra Special Committee on their understanding of the negotiations with the MCC Special Committee and MDLY Special Committee. The Sierra Special Committee then discussed the composition of the Combined Company Board.

On July 24, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives indicated that they had conversations with representatives of Management. Representatives of Goldman Sachs participated in these discussions at the direction of MDLY. Management indicated that the MCC Special Committee and the MDLY Special Committee, as applicable, considered the following terms: (1) a nominal price of $6.75 per share for MDLY, which includes a $0.50 per share dividend to be paid by MDLY to MDLY Stockholders immediately before the Mergers, (2) an exchange ratio of 0.820 for the MCC Merger, and (3) allocating the benefits of the Tax Receivable Agreement evenly between the Medley LLC Unitholders and the Combined Company and its stockholders. The Broadhaven representatives noted that Management believes the cost savings from the Proposed Business Combination will be approximately $7 million annually and will document this savings, though such savings were likely to be offset by the market levels of compensation being considered for Management. The Broadhaven representatives also discussed Management’s 2018 financial projections for MDLY. The Broadhaven representatives said that the MDLY Special Committee appeared to be focused on the price previously offered by Party X. The Broadhaven representatives discussed with the Sierra Special Committee why the price previously offered to MDLY by Party X no longer reflected, in their view, a fair price for MDLY. The Broadhaven representatives noted that the MCC Special Committee should be willing to consider an exchange ratio of less than 0.820. The Sierra Special Committee then discussed the Board composition of the Combined Company.

On July 25, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives discussed the prior withdrawn offer from Party X for MDLY. They also discussed the reasons that deal was of limited value in evaluating the terms of the proposed MDLY Merger. The Sierra Special Committee determined to propose a price of $6.25 per share for MDLY and an exchange ratio of 0.76 for each share of MCC Common Stock.

On July 26, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update on their understanding of the status of the negotiations with the MCC Special Committee and the MDLY Special Committee.

On July 27, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives provided an update on their understanding of the status of negotiations with the MCC Special Committee and the MDLY Special Committee. The proposed framework now included (i) a price of $6.75 per share for MDLY, which includes a $0.50 per share dividend to be paid by MDLY to MDLY Stockholders immediately prior to the Mergers, (ii) an exchange ratio of 0.8050 for the MCC Merger and (iii) the elimination of the Tax Receivable Agreement such that all tax benefits would accrue to the Combined Company. The Broadhaven representatives then reviewed an updated analysis that they had prepared which reflected the latest proposal from the MCC Special Committee and the MDLY Special Committee, which had been provided to the Sierra Special Committee prior to the meeting. The materials included an analysis of the implied nominal MDLY share price of $6.75 per share. The Broadhaven representatives also reviewed their analysis of the exchange ratio for MCC Common Stock, which showed the implied MCC purchase price and the premium and discount to the market price of MCC Common Stock. They also noted that the elimination of the Tax Receivable Agreement was a significant economic concession from MDLY. The Broadhaven representatives next reviewed their analysis of the financial impact of the Proposed Business Combination to the Combined Company. The Broadhaven representatives noted that assuming a nominal price of $6.75 per share to be paid to MDLY Stockholders and an exchange ratio of 0.8050 for the MCC Merger, the Proposed Business Combination would result in 16% accretion in NII, 0.9% accretion in NAV and 0.94% increase in operating ROE for the Sierra Stockholders. The Broadhaven representatives reviewed the options available to the Sierra Special Committee, which included, among others, accepting the counterproposal from the MCC Special Committee and the MDLY Special Committee or rejecting the counterproposal and renewing the Sierra Special Committee’s previous counterproposal. The Broadhaven representatives advised that, based on Management’s feedback regarding the views of the MCC Special Committee and the MDLY Special Committee, obtaining a lower exchange ratio for the MCC Merger was likely not possible but they believed that there was still some room to negotiate with the MDLY Special Committee on the terms of a transaction with MDLY. The Broadhaven representatives advised the Sierra Special Committee to examine the terms of the Proposed Business Combination in whole rather than considering each Merger in isolation. The Broadhaven representatives confirmed that they were prepared to take the MCC Special Committee’s and the MDLY Special Committee’s latest counterproposal to their fairness opinion committee. The Sierra Special Committee excused the Broadhaven representatives from the call.

The Sierra Special Committee discussed how to respond to the MDLY Special Committee’s counterproposal. After discussion, the Broadhaven representatives rejoined the call. The Sierra Special Committee communicated its current thinking on the MDLY Special Committee’s counterproposal.

Mr. Brook Taube joined the meeting. The Chair of the Sierra Special Committee provided an update to Mr. Taube on the status of the Sierra Special Committee’s deliberations. Mr. Taube discussed the rationale for the MDLY Special Committee’s counterproposal, noting that the increased allocation of the benefits of the Tax Receivable Agreement to the Combined Company provided an offset to the financial impact of the higher exchange ratio for the MCC Merger that was being sought by the MCC Special Committee. Mr. Taube also discussed the importance of the nominal price of $6.75 per share for the MDLY Special Committee. The Sierra Special Committee then excused Mr. Taube from the meeting.

The Sierra Special Committee continued to discuss the MDLY Special Committee’s counterproposal with the representatives of Broadhaven and S&W. The Sierra Special Committee indicated that it would accept the 0.8050 exchange ratio for the MCC Merger proposed by the MCC Special Committee but wanted a nominal price of $6.50 per share for MDLY. The Sierra Special Committee directed the Broadhaven representatives to ask Management to communicate the Sierra Special Committee’s position to the two other special committees.

On July 29, 2018, Eversheds Sutherland uploaded to the electronic data room drafts of the MDLY Merger Agreement and MCC Merger Agreement for the proposed Mergers. Representatives of S&W reviewed the draft agreements on the behalf of the Sierra Special Committee. On August 3, 2018, representatives of S&W circulated their preliminary comments on the draft agreements to the Sierra Special Committee. From August 3, 2018 through August 9, 2018, representatives of Eversheds Sutherland circulated multiple drafts of the Merger Agreements among representatives of Kramer Levin Naftalis & Frankel LLP, independent counsel to the MCC Special Committee (“Kramer Levin”), Potter Anderson & Corroon LLP, independent counsel to the MDLY Special Committee (“Potter Anderson”), and S&W.

On July 31, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. During that meeting, the participants discussed the upcoming Sierra Audit Committee and Sierra Board meetings. The S&W representatives provided an overview of the draft MCC Merger Agreement and the MDLY Merger Agreement. The

S&W representatives noted that in response to a request from the Sierra Special Committee at its July 18, 2018 meeting updated information concerning the cost savings and synergies from the Proposed Business Combination had been circulated the previous day to the Sierra Special Committee. Representatives of Broadhaven joined the call and provided an update on their understanding of the state of the negotiations with the MCC Special Committee and the MDLY Special Committee. The Broadhaven representatives said that the MCC Special Committee had agreed to the exchange ratio of 0.8050 and that the MDLY Special Committee had counter proposed a nominal price of $6.65. After additional discussion, the Sierra Special Committee determined to proceed with further negotiations with MCC and MDLY, using the foregoing terms as a framework to negotiate the legal agreements among the parties. Broadhaven representatives said that they expected to share a draft of their fairness opinion with the Sierra Special Committee by the end of the week.

On August 2, 2018, the Sierra Special Committee met in executive session prior to the Sierra Board meeting with a representative of S&W. In addition to discussing matters related to the upcoming meeting, the Sierra Special Committee discussed a variety of matters concerning the Proposed Business Combination, including the composition of the Combined Company Board.

On August 2, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, Broadhaven representatives discussed the accounting treatment of Merger Sub. Broadhaven representatives said that they did not analyze the impact consolidation would have on the debt currently held by MDLY, the magnitude of the benefits of the Tax Receivable Agreement, or the financial projections for MDLY given that the transaction being considered did not contemplate consolidation. Broadhaven representatives noted that their fairness opinion was conditioned on fair value rather than consolidation accounting for MDLY. The discussion turned to next steps in regard to the accounting treatment of Merger Sub.

On August 5, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives discussed the application of the SEC’s “going private” rule to the MDLY Merger and the determination that the Sierra Board would be required to make as a result. The Sierra Special Committee then discussed the reports of the compensation consultant that it had received prior to the meeting. The Sierra Special Committee began by discussing the proposed executive compensation to be paid to certain members of Sierra’s management and the comparable compensation information for certain comparable BDCs and alternative asset managers. The Sierra Special Committee noted certain additional information they planned to request from Management, including the specific roles and responsibilities of the members of Management proposed to receive executive compensation packages. The S&W representatives also discussed with the Sierra Special Committee the draft form of employment agreement that Management had provided. The Sierra Special Committee determined that combining the positions of the Chief Executive Officer and chair of the Combined Company Board was appropriate at this time.

A representative from Broadhaven then joined the meeting. The Broadhaven representative noted that Broadhaven did not perform any analysis to determine how consolidation of Merger Sub’s financials with those of the Combined Company would affect the economics of the Proposed Business Combination given that the transaction being considered did not contemplate consolidation. The Broadhaven representative reported that Broadhaven had completed its due diligence of MCC and MDLY.

Also on August 5, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Management, Eversheds Sutherland, Broadhaven and S&W. At the invitation of the Sierra Special Committee and at the direction MDLY, representatives of Goldman Sachs were in attendance at this meeting. Representatives of Management and Eversheds Sutherland provided an update on the discussions with SEC Staff concerning the accounting treatment for the Merger Sub and the exemptive relief that would have been necessary for the Combined Company to operate as contemplated following the Proposed Business Combination.

The Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W immediately following the telephonic meeting with Management and Eversheds Sutherland. In addition to discussing the earlier call with Management and Eversheds Sutherland, the Sierra Special Committee discussed next steps, including how best to comply with the various requirements of the SEC’s going private rule.

On August 6, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Sierra Special Committee discussed compensation-related matters to be raised with Mr. Brook Taube during a call later that day. The Sierra Special Committee also discussed certain provisions in the draft form of employment agreement, including the non-compete provision.

On August 7, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Management, Winston & Strawn, counsel to Management, and S&W. During that meeting, Mr. Brook Taube reviewed Management’s objectives with the proposed executive compensation packages and the draft form of employment agreement. He explained that the proposed compensation was designed to be at or slightly below the industry median and that the employment agreement was intended to provide a market-based framework for senior executives. There was then a discussion of the draft form of employment agreement that had been circulated by S&W earlier in the day with a goal of resolving specific business points. After discussion, the participants on the call agreed to have Winston & Strawn and S&W prepare a revised draft form of employment agreement that reflected the substance of the discussions during the call and circulate that revised draft to all of the participants of the meeting for their consideration.

On August 8, 2018, the Chair of the Sierra Special Committee held a telephone conference call with representatives of Broadhaven and S&W. The participants on the call discussed the termination fee that would have been appropriate with respect to each of the MCC Merger and the MDLY Merger. Following a discussion with representatives of Broadhaven and S&W, the Sierra Special Committee agreed that a termination fee of $6,000,000 in regard to the MCC Merger would have been appropriate. In addition, the Sierra Special Committee agreed that the termination fee of $5,350,000 that had been currently contemplated for the MDLY Merger was appropriate, but that MDLY should also be asked to reimburse Sierra’s expenses should the MDLY Merger not be consummated. The Sierra Special Committee considered typical ranges for termination fees of 2% to 5% of the deal value and concluded that the termination fee for the MCC Merger had been appropriate and that the sum of the termination fee and reimbursement of expenses in the MDLY Merger had been similarly consistent with precedents. Later on August 8, 2018, the Sierra Special Committee then held an in-person meeting with representatives of Broadhaven, Miles and Stockbridge P.C. (“M&S”), counsel to Sierra in connection with Maryland corporate law related matters, and S&W. The S&W representatives reported that they had completed their due diligence of MCC and MDLY and had not identified any matters that they believed would prevent the Sierra Special Committee from approving the Proposed Business Combination. A representative of M&S reviewed the Sierra Special Committee’s duties and responsibilities as directors of a Maryland corporation in regard to their consideration of the Proposed Business Combination. Representatives of S&W provided an overview of the MCC Merger Agreement and the MDLY Merger Agreement, noting that the MCC Merger Agreement and the MDLY Merger Agreement were still being negotiated among the parties. In reviewing the material terms and conditions of the MCC Merger Agreement and the MDLY Merger Agreement, the representatives of S&W noted that the receipt of SEC exemptive relief to permit the Combined Company to operate as proposed, confirmation from the SEC Staff that the financial statements of Merger Sub would not be consolidated with those of the Combined Company, and receipt of an opinion that the Mergers would qualify as tax-free reorganizations had all been conditions to closing in each of the MCC Merger Agreement and the MDLY Merger Agreement. The representatives of S&W reviewed the termination provisions in the MCC Merger Agreement and the MDLY Merger Agreement, which included termination fees and had required the Mergers to close by March 31, 2019.

The Sierra Special Committee discussed responsibilities under the SEC’s going private rule in connection with its consideration of the MDLY Merger.

Representatives of M&S and S&W had discussed the possibility of amending the Sierra Charter and Sierra Bylaws prior to when the Mergers would have closed. Representatives of S&W explained that certain provisions of these organizational documents currently contemplated that Sierra would not be listed on a national securities exchange and that Sierra would be externally managed.

Broadhaven representatives reviewed their analysis of the Proposed Business Combination, copies of which were handed out at the meeting. Broadhaven representatives noted that they had previously reviewed with the Sierra Special Committee much of the information and analysis set forth in their report. Broadhaven representatives discussed (1) the structure of the Proposed Business Combination, (2) the investment portfolios of each of Sierra and MCC, (3) the valuation of each of Sierra, MDLY and MCC, and (4) an analysis of the impact of the Proposed Business Combination on Sierra. Broadhaven representatives highlighted certain features of the Proposed Business Combination that would have redounded to the benefit of Sierra and the Sierra Stockholders, including the termination of the Tax Receivable Agreement which would have allowed 100% of the benefits from the Tax Receivable Agreement to go to the Combined Company and its stockholders. Broadhaven representatives had noted that the market price for the shares of the Combined Company would likely be higher than the market price for the shares of Sierra Common Stock if it listed its shares on a standalone basis. Broadhaven representatives had noted the benefit of converting from an externally-managed BDC to an internally-managed one. Broadhaven representatives then reviewed their merger analysis. Broadhaven representatives had explained that the Proposed Business Combination was expected to result in 15.6% accretion in NII, 0.94 basis points increase in ROE and 0.7% accretion in NAV for Sierra. Broadhaven representatives discussed the rationale for paying a premium over the current market price of MDLY Class A Common Stock and MCC Common Stock to have effected the Mergers. The rationale included the financial benefits described above, the fact that the premium was consistent with premiums typically paid in a change of control transaction, and the reasonableness of the valuation multiples implied by the purchase price, including the multiple of EBITDA. The Broadhaven representatives then discussed their draft fairness opinion, noting that it was conditioned on Sierra receiving SEC exemptive relief to allow the Combined Company to operate as proposed and confirmation from the SEC that consolidation of Merger Sub’s financials with those of the Combined Company was not necessary.

Later on August 8, 2018, the Sierra Board held a special in-person meeting. Representatives of Management, Eversheds Sutherland, Broadhaven, M&S and S&W also participated. The Chair of the Sierra Special Committee had reported to the Sierra Board the discussions that had occurred during the earlier Sierra Special Committee meeting. The Chair of the Special Committee reported that: (1) M&S and S&W representatives had reviewed the standard of conduct and responsibilities of the Sierra Special Committee; (2) S&W representatives had reviewed with the Sierra Special Committee the material terms and conditions of the MCC Merger Agreement and the MDLY Merger Agreement for the MCC Merger and MDLY Merger, respectively, with a particular focus on terms and conditions that had changed since the Sierra Special Committee had last seen drafts of the MCC Merger Agreement and the MDLY Merger Agreement on August 3, 2018; (3) M&S and S&W representatives had reviewed potential considerations and the process under Rule 13e-3; (4) S&W representatives had reviewed the anticipated governance structure of the Combined Company and any necessary steps to accomplish that structure before the closing of the Proposed Business Combination, which included potentially amending the Sierra Charter and Sierra Bylaws; (5) Broadhaven representatives had reviewed their analysis of the Proposed Business Combination and their draft fairness opinion concerning the Proposed Business Combination; (6) Broadhaven and S&W representatives had discussed the draft press release and investor presentation announcing the Proposed Business Combination; and (7) the parties to the Proposed Business Combination had held a general discussion of next steps.

Also on August 8, 2018, the Sierra Special Committee held an in-person meeting with representatives of Management, their counsel, Winston & Strawn (participating by telephone), and S&W. The participants discussed the latest draft of the form of employment agreement that had been circulated earlier in the day with a focus on the changes that had been made since the previous draft had been circulated to the meeting participants. After discussion, the representatives of Management and Winston & Strawn left the meeting and the Sierra Special Committee held an executive session with S&W.

The representatives of Management and Winston & Strawn later rejoined the meeting and agreed to most of the provisions that the Sierra Special Committee had requested. Management asked the Sierra Special Committee to consider certain provisions that Management had wanted included in the final form of employment agreement. The Sierra Special Committee agreed to provide a response to Management the following morning.

On August 9, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee discussed the outstanding items regarding the form of employment agreement. After discussion, they agreed to communicate the Sierra Special Committee’s position to Management.

Also on August 9, 2018, representatives of S&W and the Sierra Special Committee discussed the management compensation assessment prepared by the independent compensation consultant concerning the reasonableness of the Combined Company’s contemplated compensation for MDLY’s executive officers to have become effective upon the closing of the Mergers. Representatives of S&W also discussed the management compensation assessment with representatives of Kramer Levin.

Later on August 9, 2018, the Sierra Special Committee held a call with representatives of Broadhaven, M&S and S&W. Broadhaven representatives directed the Sierra Special Committee to their analysis and fairness opinion. Broadhaven representatives explained that both documents were substantially similar to the versions presented to the Sierra Special Committee the previous day and reviewed the changes that had been made since the previous day.

Representatives of S&W reviewed the MCC Merger Agreement and MDLY Merger Agreement with the Sierra Special Committee, highlighting any differences from the versions presented the previous day. The meeting participants discussed one provision that had been related to the termination of the Tax Receivable Agreement. After discussion, S&W representatives indicated they would ask Management to communicate to the MCC Special Committee and the MDLY Special Committee the contract language that had been requested by the Sierra Special Committee.

After discussion the Sierra Special Committee determined to approve Sierra’s participation in the Proposed Business Combination; the terms of the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger; and the terms of the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger; and recommend that the Sierra Board approve the same. In approving the Proposed Business Combination, the Sierra Special Committee considered the potential benefits and potential risks that might have resulted from the consummation of the Proposed Business Combination, recognizing that there was no guarantee that the anticipated benefits would be realized.

Immediately following the August 9, 2018 Sierra Special Committee meeting, the Sierra Board held a special telephonic meeting, with all members of the Board present. Representatives of Management, Eversheds Sutherland, Broadhaven, M&S and S&W also participated in the meeting. The Chair of the Sierra Special Committee reported to the Sierra Board that representatives of Broadhaven had presented their final analysis of the Proposed Business Combination and their fairness opinion to the effect that as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the consideration to have been provided for each share of MCC Common Stock and each share of MDLY Common Stock was fair to the holders of Sierra Common Stock (other than Medley Advisors and its affiliates) from a financial point of view, and that representatives of S&W had reviewed the MCC Merger Agreement and MDLY Merger Agreement for the proposed Mergers. The Chair of the Special Committee reported that based on the numerous meetings of the Sierra Special Committee and the advice of the representatives of Broadhaven, M&S and S&W, the Special Committee had approved, and recommended that the Sierra Board approve, the Proposed Business Combination, the MCC Merger Agreement, and the MDLY Merger Agreement. After discussion, and on the basis of the Sierra Special Committee’s recommendation, the Sierra Board unanimously approved Sierra’s participation in the Proposed Business Combination; approved the terms of the MCC Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger; approved the MDLY Merger Agreement and the transactions that had been contemplated thereby, including the MDLY Merger; declare the MCC Merger and the MDLY Merger advisable; and approved the submission of each of the MCC Merger Agreement and the transactions that had been contemplated thereby and MDLY Merger Agreement and the transactions that had been contemplated thereby to the Sierra Stockholders.

In connection with its consideration of the MCC Merger and the MDLY Merger, while the Sierra Special Committee considered both mergers together, it considered the merits of each merger separately. In that regard, the Sierra Special Committee and Broadhaven analyzed the value of each of MDLY and MCC separately, except insofar as the value of MDLY was impacted by the MCC Investment Management Agreement.

On September 4, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee members discussed their interviews of the Independent Directors of MCC, noting each potential nominee’s experience, skills and other expertise that might benefit the Combined Company Board. The Sierra Special Committee then discussed the compensation to be paid to the Independent Directors of the Combined Company Board. The Sierra Special Committee members agreed that the Independent Director compensation should be in the form of annual retainers rather than meeting fees. The Sierra Special Committee members also determined that the Independent Director compensation should be in the form of cash. The Sierra Special Committee members next discussed the compensation to be paid to the Lead Independent Director and the Sierra Special Committee Chair. The Sierra Special Committee members next discussed the terms of the employment agreements for certain key employees of MDLY.

On September 18, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update on the status of the draft proxy statement relating to the Proposed Business Combination. The Sierra Special Committee then reviewed with the S&W representatives a list of follow-up matters relating to (1) matters that needed to be completed before the closing of the Proposed Business Combination, (2) matters relating to the upcoming Sierra Board meeting, and (3) matters related to the operation of the Combined Company following the closing of the Proposed Business Combination.

On January 23, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update concerning the status of the SEC’s review of the exemptive applications filed by Sierra, MCC and MDLY in connection with the Proposed Business Combination and the likely impact the Federal government shutdown would have on the SEC’s review of those applications. The S&W representatives also discussed the status of the HSR filings in connection with the Proposed Business Combination. Finally, the Sierra Special Committee discussed with the S&W representatives the process to be used in considering the renewal of Sierra Investment Advisory Agreement.

On February 5, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The representatives of Broadhaven reviewed with the Sierra Special Committee the NexPoint/Highland Proposal 2 and presented their financial analysis of the NexPoint/Highland Proposal 2. The representatives of Broadhaven discussed the consideration being offered which included a $25 million upfront cash payment to the Surviving Company, NexPoint/Highland’s undertaking to purchase $25 million of shares of the Surviving Company at the market price over five quarters, the use of the incentive fees paid by the Surviving Company to purchase an additional $25 million of shares of the Surviving Company at the market price and certain proposals related to the management fee payable by the Surviving Company to NexPoint/Highland. The Broadhaven representatives compared the economics of the NexPoint/Highland Proposal 2 to those of two recent comparable transactions. Following the presentation by Broadhaven, the Sierra Special Committee members discussed with the representatives of Broadhaven and S&W the options available to them in regard to the NexPoint/Highland Proposal 2. Following this discussion, representatives of Management and Eversheds Sutherland then joined the call. At the request of the Sierra Special Committee, the representatives of Management discussed their assessment of the NexPoint/Highland Proposal 2. After discussion with Management, the representatives of Management, Eversheds Sutherland and Broadhaven disconnected from the call. The Sierra Special Committee then discussed the NexPoint/Highland Proposal 2 with the S&W representatives.

On February 19, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update on the procedural posture of the MCC Stockholder Action. The S&W representatives also provided an update on the exemptive applications filed by Sierra, MCC and MDLY in connection with the Proposed Business Combination and reviewed the exemptive application process with the Sierra Special Committee.

On February 21, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives discussed a credit facility MCC proposed to enter into with TIAA Bank. The S&W representatives noted that under the terms of MCC Merger Agreement, MCC was required to obtain the consent of Sierra to enter into the credit facility with TIAA Bank. After discussion, the Sierra Special Committee voted to consent to MCC’s entering into a credit facility with TIAA Bank.

MCC — Process Undertaken During Phase 1

During the June 19, 2018 MCC Board meeting, the MCC Board expanded the scope of the MCC Special Committee to, among other things: (i) evaluate and review the terms and conditions of the Proposed Business Combination or any alternative thereto; (ii) communicate and negotiate (or direct the communication or negotiation) with respect to the terms and conditions of the Proposed Business Combination or any alternative thereto; (iii) determine whether the Proposed Business Combination or any alternative thereto is advisable and is fair to, and in the best interests of MCC and the MCC Stockholders; (iv) recommend to the MCC Board the rejection or approval and effectuation of the Proposed Business Combination or any alternative thereto; (v) consider, evaluate, review and monitor all proceedings and activities of MCC related to the Proposed Business Combination or any alternative thereto; (vi) consider, evaluate and recommend to the MCC Board the approval and adoption of the forms, terms and provisions of any agreements relating to the Proposed Business Combination or any alternative thereto; (vii) consider, evaluate, and recommend to the MCC Board the authorization of the execution and delivery of any such agreements relating to the Proposed Business Combination or any alternative thereto; and (viii) hire any advisors that it deems appropriate, including its own independent legal counsel and independent financial advisor.

At the end of the June 19, 2018 MCC Board meeting, the MCC Special Committee held an in-person meeting, with representatives of Kramer Levin in attendance, during which the MCC Special Committee determined to retain a financial advisor for the purpose of advising the MCC Special Committee. In addition, representatives of Kramer Levin reviewed with the MCC Special Committee their fiduciary duties in connection with its evaluation and negotiation of the proposed MCC Merger or any alternatives thereto. At the request of the MCC Special Committee, representatives of Kramer Levin also reviewed with the MCC Special Committee potential conflicts and information relating to the equity ownership of members of Management in MCC, MDLY, and Sierra. At the meeting, the MCC Special Committee also confirmed the continued engagement of Kramer Levin as independent legal counsel to the MCC Special Committee in connection with the proposed MCC Merger.

The MCC Special Committee then held telephonic meetings on June 22, 2018 and June 25, 2018, at which discussions were held with representatives of two financial advisory firms, including Sandler O’Neill. During the meetings on June 22, 2018 and June 25, 2018, the MCC Special Committee evaluated each financial advisory firm’s experience and qualifications, the preliminary perspectives regarding the Mergers, and in particular, the MCC Merger, provided by each firm and the experience of each team in the BDC market and in the mergers and acquisitions field in general. The MCC Special Committee also assessed whether any of the firms had conflicts that would disable it from rendering independent advice to the Special Committee. Considering the factors described above, and after follow up discussions with representatives of each financial advisor, the MCC Special Committee determined to authorize the engagement of Sandler O’Neill as financial advisor to assist the MCC Special Committee in its consideration of the proposed transaction and any other alternatives. On June 29, 2018, the MCC Special Committee entered into a financial advisory engagement letter with Sandler O’Neill.

On July 11, 2018, the MCC Special Committee held an in-person meeting with representatives of Sandler O’Neill and Kramer Levin in attendance, at which the MCC Special Committee, with the assistance of Sandler O’Neill and Kramer Levin, reviewed in detail Management’s initial framework. At the direction of the MCC Special Committee, representatives of Sandler O’Neill reviewed details of the Proposed Business Combination under which two contemporaneous transactions would have been cross-conditioned upon each other; MCC would have merged with and into Sierra, and Sierra would have acquired MDLY through a merger of MDLY with and into a wholly owned subsidiary of Sierra. The MCC Merger would have taken the form of a stock-for-stock merger in which MCC Stockholders would have received Sierra Common Stock in exchange for their existing shares of MCC Common Stock, and the MDLY Merger would have included both cash and stock consideration payable to the MDLY Stockholders. The proposed exchange ratio for the MCC Merger had been 0.76 shares of Sierra Common Stock for each share of MCC Common Stock, and in the proposed MDLY Merger, Sierra would have acquired MDLY for $3.75 in cash consideration and 0.41 shares of Sierra Common Stock for each share of MDLY Class A Common Stock (the “Initial Proposal”). During this meeting, representatives of Sandler O’Neill reviewed background information regarding Sierra and MDLY and discussed the structure of the proposed transaction, the transaction rationale and potential risks/challenges, corporate governance and post-transaction arrangements with management. The MCC Special Committee discussed the challenges faced by MCC as a stand-alone public company, including its size, the recent portfolio credit performance of MCC, significant declines in NAV and net income and concerns over credit, leverage constraints on growth and difficulty in raising capital. The MCC Special Committee considered potential benefits of the Mergers to MCC, including increased scale and portfolio diversification, a combined company with larger market capitalization and thus potentially enhanced liquidity and a management structure more closely aligned with interests of the MCC Stockholders since the investment adviser to the Combined Company would be wholly owned by the Combined Company. Representatives of Kramer Levin discussed the SEC exemptive relief that would have been required in order to consummate the proposed transaction. Kramer Levin also reviewed and discussed with members of the MCC Special Committee their responsibilities and duties in considering the proposed transaction and any alternatives to the proposed transaction. The MCC Special Committee requested Kramer Levin to conduct due diligence to assist the MCC Special Committee’s evaluation of the proposed transaction.

On July 17, 2018, the MCC Special Committee met telephonically with the representatives of Sandler O’Neill and Kramer Levin to discuss a revision of the Initial Proposal conveyed by Mr. Taube and representatives of Goldman Sachs based on updated MCC financial information (as of June 30, 2018) (“Updated Proposal”). The Updated Proposal had provided for a stock-for-stock merger using an exchange ratio of 0.72 due to a decrease in MCC’s NAV per share over the previous quarter. Sandler O’Neill discussed with the MCC Special Committee financial aspects of the Updated Proposal. The MCC Special Committee preliminarily considered that the Updated Proposal (as well as the Initial Proposal) would have resulted in dilution of NAV per share of MCC Common Stock (although it would yield expected accretion to NII per share) and that there had been no cash consideration in the proposed transaction for MCC Stockholders. The MCC Special Committee also noted the expected cash needs of the Combined Company.

On July 18, 2018, at the direction of the MCC Special Committee, representatives of Sandler O’Neill and Kramer Levin met with Brook Taube and relayed the MCC Special Committee’s preliminary observations of the Updated Proposal to be communicated to the MDLY Special Committee and the Sierra Special Committee. At the invitation of the Mr. Taube, and on behalf of MDLY, representatives of Goldman Sachs were in attendance at this meeting.

On July 20, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, to further discuss the MCC Special Committee’s observations of the Updated Proposal. During this meeting, the MCC Special Committee considered a potential response to the Updated Proposal, proposing that Sierra acquire MCC for stock and some cash so that the aggregate value of the NAV of the Combined Company Common Stock received in the proposed transaction, plus cash received by MCC Stockholders in the proposed transaction, would closely approximate MCC’s NAV going into the proposed transaction (the “Counter-Proposal”).

The Counter-Proposal was subsequently rejected by the Sierra Special Committee because it had determined not to offer total consideration that closely approximated MCC’s NAV, particularly due to its view of certain credits held in MCC’s investment portfolio.

On July 23, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, and reviewed with Sandler O’Neill financial aspects of the Counter-Proposal, including its financial effects on MCC and the Combined Company. The MCC Special Committee requested that Sandler O’Neill provide the written Counter-Proposal to representatives of Goldman Sachs to be communicated to the MDLY Special Committee and the Sierra Special Committee.

On July 26, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin to discuss the Sierra Special Committee’s response to the Counter-Proposal, which reflected the views of the Sierra Special Committee and the MDLY Special Committee (the “Sierra Proposal”). The MCC Special Committee discussed the terms of the Sierra Proposal, which had included a stock-for-stock merger with a fixed exchange ratio that had been slightly higher than that provided for in the Updated Proposal and a limit on the maximum amount of payments under the Tax Receivable Agreement to Medley LLC Unitholders. The MCC Special Committee reviewed with Sandler O’Neill a comparison of the Counter-Proposal and the Sierra Proposal. The MCC Special Committee considered, among other things, the potential financial impact of the Sierra Proposal on MCC and the MCC Stockholders and determined to reject the Sierra Proposal, noting, in particular, the amount of NAV per share dilution that was expected to result therefrom. The MCC Special Committee requested that Sandler O’Neill provide a counter-proposal to the Sierra Special Committee proposing a stock-for-stock merger with Sierra with a higher exchange ratio (the “Second Counter-Proposal”). The Second Counter-Proposal was provided by Sandler O’Neill later that day.

On July 27, 2018, at the direction of MDLY, representatives of Goldman Sachs communicated to Sandler O’Neill MDLY’s and Sierra’s response to the Second Counter-Proposal (the “Response Proposal”). Later that day, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, to discuss the Response Proposal. The MCC Special Committee discussed the terms of the Response Proposal, which had included a stock-for-stock merger with a fixed exchange ratio of 0.8050 (the “Updated Exchange Ratio”) and the complete elimination of the annual Tax Receivable Agreement. The MCC Special Committee reviewed with Sandler O’Neill a comparison of the Second Counter-Proposal and the Response Proposal and various alternative terms for the transactions. Sandler O’Neill reviewed, in detail, with the MCC Special Committee the potential financial benefit of eliminating the Tax Receivable Agreement to the Combined Company (and thus the MCC Stockholders).

On July 28, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, to further discuss the Response Proposal. The MCC Special Committee reviewed the potential financial impact of the Response Proposal, noting that although there had remained some potential dilution of NAV per share of MCC Common Stock (approximately 8%), there had been an expected significant accretion in NII per share, which could have helped support the market value at which the Combined Company would have traded. The MCC Special Committee took into account that MCC Common Stock has traded at a discount to NAV of 30% or more. Based on information reviewed with the MCC Special Committee by Sandler O’Neill, and the analyses that Management provided, the MCC Special Committee noted that the market had appeared to ascribe a far greater discount to MCC’s NAV per share than what had been reflected in the exchange ratio under the Response Proposal and that the Combined Company appeared unlikely to trade at a discount to its NAV per share to the same extent as MCC. The MCC Special Committee then considered the significant challenges that had been currently facing MCC as a small stand-alone BDC with an NAV and NII per share that have each been declining. After additional discussion, the Sierra Special Committee determined to proceed with further negotiations with Sierra and MDLY, using the Response Proposal as a framework for the legal agreements among the parties.

On July 29, 2018, representatives of Eversheds Sutherland provided representatives of Kramer Levin drafts of the MCC Merger Agreement and the MDLY Merger Agreement.

On August 2, 2018, the MCC Special Committee held an in-person meeting with representatives of Sandler O’Neill and Kramer Levin in attendance telephonically to discuss the MCC Merger Agreement and the MDLY Merger Agreement. Representatives of Kramer Levin summarized the material terms of the proposed MCC Merger Agreement and the MDLY Merger Agreement and reported on several provisions that Kramer Levin viewed as requiring negotiation, including deal protections and termination rights. Also at this meeting, representatives of Sandler O’Neill updated the MCC Special Committee on the status of its analyses, its discussions with Management and its review of additional cost saving synergies projected by Management to be realized by the Combined Company. Representatives of Kramer Levin and Sandler O’Neill also discussed regulatory and governmental approvals that would have been required in order to complete the proposed transactions and the timing and processes that were required for such approvals.

Over the next several days, representatives of each of Eversheds Sutherland, Potter Anderson, S&W and Kramer Levin, together with representatives of the MCC Special Committee, the Sierra Special Committee and the MDLY Special Committee, engaged in extensive discussions and negotiations concerning, and exchanged numerous revised drafts of, the proposed MCC Merger Agreement and the MDLY Merger Agreement. Such discussions and negotiations included the issues that the MCC Special Committee had identified previously as necessitating additional consideration, including a discussion of the amount of the termination fee and various closing conditions.

On August 6, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, and representatives of Kramer Levin had summarized material terms of the proposed MCC Merger Agreement and MDLY Merger Agreement still under negotiation and provided an update on the process for obtaining SEC exemptive relief and other approvals that would have been required in order to complete the proposed transactions.

On August 8, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, and representatives of Sandler O’Neill reviewed Sandler O’Neill’s preliminary financial analyses relating to the Updated Exchange Ratio that would have been received by the holders of MCC Common Stock in connection with the proposed transaction with Sierra. Representatives of Kramer Levin summarized the material terms of the updated proposed MCC Merger Agreement and the MDLY Merger Agreement reflecting the most recent negotiations, and reported on the resolution of various issues during the course of negotiations with Eversheds Sutherland, Potter Anderson and S&W. Representatives of Kramer Levin also updated the MCC Special Committee regarding outstanding issues that remained subject to further negotiations with Sierra and MDLY. Sandler O’Neill also updated the MCC Special Committee on the status of its financial analyses, which were substantially complete. The MCC Special Committee further discussed what would have been the potential benefits of the Mergers to MCC and the MCC Stockholders and also considered what would have been the various risks/challenges posed by the proposed transaction (as identified below under “Reasons for the Mergers — MCC’s Reasons for the Transactions”).

On August 9, 2018, the MCC Special Committee met telephonically to consider the most recently updated MCC Merger Agreement (reflecting the most recent negotiations), the proposed transactions contemplated therein, including the MCC Merger, and related matters. Representatives of Kramer Levin reviewed with the MCC Special Committee the most recent updated MCC Merger Agreement and the MDLY Merger Agreement. Representatives of Kramer Levin also discussed their due diligence review of MCC, Sierra and MDLY to date, reviewed the processes undertaken by the MCC Special Committee in its consideration of the proposed transactions and potential alternatives, and reviewed again the duties of the members of the MCC Special Committee in connection with such consideration. Representatives of Kramer Levin then reviewed with the MCC Special Committee the management compensation assessment prepared by the Sierra Special Committee’s independent compensation consultant concerning the reasonableness of the Combined Company’s contemplated compensation arrangements for MDLY’s executive officers and other employees to have become effective upon closing of the Mergers. Sandler O’Neill presented its updated financial analyses relating to the Updated Exchange Ratio. In addition, Sandler O’Neill rendered to the MCC Special Committee its opinion, initially rendered verbally and confirmed by delivery of a written opinion to the MCC Special Committee, dated August 9, 2018, to the effect that as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration was fair to the holders of the MCC Common Stock (other than Sierra, MDLY and their respective affiliates) from a financial point of view. Following a further discussion, the MCC Special Committee determined that the proposed MCC Merger had been in the best interests of MCC Stockholders and unanimously recommended that the MCC Board approve the MCC Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger.

Later on August 9, 2018, the MCC Board, including all members of the MCC Special Committee, met telephonically to consider and act on the MCC Merger Agreement, the transactions that had been contemplated thereby, including the MCC Merger, and related matters. The Chair of the MCC Special Committee reported on the MCC Special Committee’s actions taken and recommendations made earlier in the day. After further discussion, on the basis of the MCC Special Committee’s recommendation, the MCC Board unanimously: determined that the MCC Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger, were fair to and in the best interests of MCC and the MCC Stockholders, declared advisable the MCC Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger, directed that the MCC Merger

Agreement and the MCC Merger be submitted to the MCC Stockholders for approval and resolved to recommend that the MCC Stockholders vote to approve the MCC Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger.

On February 11, 2019, the MCC Stockholder Action was commenced in the Delaware Court of Chancery by the plaintiffs in the FrontFour Section 220 Action, FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. (together, “FrontFour”). The complaint alleged that MCC’s directors at that time (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC’s stockholders in connection with the MCC Merger and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Delaware Court of Chancery issued the Delaware Decision denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by FrontFour in its complaint. The Delaware Court of Chancery held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger Agreement, but that FrontFour had failed to prove that Sierra aided or abetted those breaches of fiduciary duties.

In the Delaware Decision, the Delaware Court of Chancery ordered MCC to issue corrective disclosures consistent with the Delaware Decision and enjoined a vote of MCC Stockholders on the proposed MCC Merger until the following disclosures have been made and MCC Stockholders have had the opportunity to assimilate this information:

•        The MCC Special Committee had not been made aware, prior to the execution of the MCC Merger Agreement, of details of bids that third parties made for MDLY during MDLY’s exploration of strategic transactions in 2017 and 2018 (as identified above under “Phase 2 — Background of the Mergers — Proposals to MDLY”);

•        The MCC Special Committee had not been made aware, prior to the execution of the MCC Merger Agreement, that MDLY felt “enormous pressure” to enter into a transaction, and “rejecting the deal would foreclose [MDLY]’s only viable solution to the enormous financial pressure they labored under”;

•        “The [MCC] Special Committee did not probe meaningfully into the value of [MDLY]”; and

•        The MCC Special Committee had not been made aware, prior to the execution of the MCC Merger Agreement, of the existence of standstill agreements entered into by MDLY during MDLY’s exploration of strategic transactions in 2017 and 2018 that prohibited potential transaction partners from presenting proposals directly to MCC without MDLY’s consent. Those potential transaction partners included Lantern Asset Management LLC, which, in July 2018, made a non-binding, contingent expression of interest in “potentially recapitalizing” MCC and “exploring alternatives for providing a significant cash infusion of new capital into MCC to the extent it is prudent,” but was prohibited from making its proposal directly to MCC due to the standstill agreement.

MDLY — Process Undertaken During Phase 1

On June 15, 2018, an agenda and related materials was provided to members of the MDLY Board for a meeting to be held on June 18, 2018, for the purpose of discussing a proposed strategic transaction involving MDLY, Sierra and MCC. On June 16, 2018, Mr. Fredericks contacted representatives of Potter Anderson to discuss the proposed transaction, informed them that the contemplated transaction was conditioned on approval of the MDLY Special Committee.

At the June 18, 2018 meeting of the MDLY Board, Mr. Taube and at the direction of MDLY, representatives of Goldman Sachs, reviewed in detail a preliminary framework relating to the Proposed Business Combination through two contemporaneous transactions that would have been be cross-conditioned upon each other. The terms of the preliminary framework were intended to facilitate negotiations among the respective special committees of the boards of directors of MDLY, Sierra and MCC. Pursuant to the Proposed Business Combination, MCC would have merged with and into Sierra, and Sierra would have acquired MDLY through a merger of MDLY with and into a wholly owned subsidiary of Sierra. The MCC Merger would have taken the form of a stock-for-stock merger in which MCC Stockholders would have received Sierra Common Stock in exchange for their existing shares of MCC Common Stock, and the MDLY Merger would have included both cash and stock consideration payable to the MDLY Stockholders.

The proposed exchange ratio for the MCC Merger discussed had been 0.76 shares of Sierra Common Stock for each share of MCC Common Stock. In the proposed MDLY Merger, Sierra would have acquired MDLY for $3.75 in cash consideration and 0.41 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. Next, Management and representatives of Goldman Sachs provided an overview of the potential benefits of the Mergers, including that the Mergers would have: (i) created the second largest internally managed and seventh largest publicly traded BDC, (ii) resulted in a simplified organizational structure allowing for significant reductions in fixed costs and expenses, and (iii) resulted in a significant increase in equity market liquidity for the stockholders of each of Sierra, MCC and MDLY. Following that discussion, Eversheds Sutherland discussed the SEC exemptive relief that would have been required in order to consummate the proposed Mergers. Management confirmed to the MDLY Special Committee that any proposal circulated by or on behalf of Management or MDLY to either MCC or Sierra would not be considered final unless and until the MDLY Special Committee approved such proposal.

The MDLY Board discussed the scope of the authority granted to the MDLY Special Committee. The MDLY Board granted the MDLY Special Committee the authority to, among other things: (i) evaluate and review the terms and conditions of the Proposed Business Combination or any alternative thereto; (ii) consider, evaluate, review, and communicate and negotiate (or direct the communication or negotiation) with respect to the terms and conditions of the Proposed Business Combination or any alternative thereto; (iii) determine whether the Proposed Business Combination or any alternative thereto is advisable and is fair to, and in the best interests of MDLY and its stockholders; (iv) recommend to the MDLY Board the rejection or approval and effectuation of the Proposed Business Combination or any alternative thereto; (v) consider, evaluate, review and monitor all proceedings and activities of MDLY related to the Proposed Business Combination or any alternative thereto; (vi) consider, evaluate and recommend to the MDLY Board the approval and adoption of the forms, terms and provisions of any agreements relating to the Proposed Business Combination or any alternative thereto; (vii) consider, evaluate, and recommend to the MDLY Board the authorization of the execution and delivery of any such agreements relating to the Proposed Business Combination or any alternative thereto; and (viii) hire any advisors that it deemed appropriate, including its own independent legal counsel and independent financial advisor.

On June 20, 2018, the MDLY Special Committee held a telephonic meeting with representatives from Potter Anderson to discuss strategy, timing, and process with respect to the proposed Mergers, including the engagement of a financial advisor to assist the MDLY Special Committee in evaluating and negotiating the framework discussed during the June 18, 2018 meeting of the MDLY Board. At the meeting, the MDLY Special Committee and representatives of Potter Anderson discussed the previous efforts of MDLY to date in seeking a potential buyer for MDLY or its assets, including the abandoned transaction with Party X. The MDLY Special Committee and representatives of Potter Anderson also discussed the expansion of the scope of the MDLY Special Committee’s authority, as discussed during the June 18, 2018 meeting. In addition, representatives of Potter Anderson reviewed with the MDLY Special Committee their fiduciary duties in connection with its evaluation and negotiation of the proposed MDLY Merger or any alternatives thereto. At the request of the MDLY Special Committee, representatives of Potter Anderson also reviewed with the MDLY Special Committee potential conflicts and information relating to the equity ownership of members of Management in MDLY, Sierra, and MCC. The potential conflicts of interests discussed included the fact that certain members of Management had individual interests in the Medley LLC Units and shares of MCC Common Stock, voting power over approximately 14% of the outstanding shares of MCC Common Stock held by Medley Seed Funding I LLC, contractual rights under the Tax Receivable Agreement, and that members of Management likely would have continued their employment with the Combined Company. At the meeting, the MDLY Special Committee also confirmed the continued engagement of Potter Anderson as independent legal counsel to the MDLY Special Committee in connection with the proposed MDLY Merger.

Later on June 20, 2018, at the request of the MDLY Special Committee, Potter Anderson sent Eversheds Sutherland draft authorizing resolutions of the MDLY Board, which were consistent with the discussions of the MDLY Board at its June 18, 2018 meeting, and which empowered the MDLY Special Committee to, among other things, consider, evaluate, review, and negotiate the terms and conditions of the proposed MDLY Merger or any alternative thereto, with the MDLY Board agreeing not to recommend or approve the proposed MDLY Merger or any alternative thereto without a prior favorable recommendation from the MDLY Special Committee. The formal resolutions delegating authority to the MDLY Special Committee were adopted by the MDLY Board on June 18, 2018.

On June 21, 2018, representatives of Potter Anderson, on behalf of the MDLY Special Committee, held a teleconference with Mr. Fredericks and representatives of Eversheds Sutherland to obtain additional information on behalf of the MDLY Special Committee following its June 20, 2018 meeting with respect to the structure of the proposed MDLY Merger. On the call, representatives of Eversheds Sutherland stated that the members of Management that hold shares of MDLY Class B Common Stock through their ownership of units of Medley Group LLC (which shares collectively represent a super-majority of the aggregate voting power of the MDLY Common Stock), had not been willing to condition the proposed MDLY Merger upon the approval of a majority of the unaffiliated MDLY Stockholders due to the relatively small ownership interest (approximately 18.3%) and voting power (approximately 2.2%) that such holders have in MDLY. On June 24, 2018, representatives of Potter Anderson, on behalf of the MDLY Special Committee, and representatives of Eversheds Sutherland held a follow-up teleconference. On that call, representatives of Eversheds Sutherland (i) informed representatives of Potter Anderson that MCC and Sierra had established the MCC Special Committee and the Sierra Special Committee, respectively, to evaluate and negotiate the proposed Mergers, (ii) clarified portions of the framework regarding what had been the proposed value and allocation of consideration to MDLY Stockholders in the proposed MDLY Merger, including, among other things, certain contemplated tax obligations payable by the unitholders of Medley Group LLC, in response to questions put to them by Potter Anderson, (iii) reviewed the terms of the advisory agreements between certain subsidiaries of MDLY and MCC and Sierra, respectively, and (iv) discussed the potential impact of the proposed MDLY Merger under the Tax Receivable Agreement.

On June 25, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. During the meeting, Potter Anderson provided the MDLY Special Committee with additional information with respect to the background and structure of the proposed Mergers, as communicated by Mr. Fredericks and representatives of Eversheds Sutherland to representatives of Potter Anderson on June 21, 2018 and June 24, 2018 in addition to what was reflected in the written materials delivered to the MDLY Special Committee. The MDLY Special Committee and representatives of Potter Anderson also discussed Management’s position (in its capacity as MDLY’s controlling stockholder) that the proposed MDLY Merger would not have been conditioned on approval of a majority of the unaffiliated MDLY Stockholders due to the relatively small ownership interest (approximately 18.3%) and voting power (approximately 2.2%) that such holders have in MDLY. The MDLY Special Committee also discussed retention of an independent financial advisor and authorized Mr. Leeds to contact potential financial advisors.

On June 29, 2018, the MDLY Board held a meeting for the purpose of receiving an update from Management on the proposed Mergers.

On June 29, 2018, representatives of Potter Anderson held a teleconference with a potential financial advisor for the MDLY Special Committee.

On each of June 29, 2018 and July 1, 2018, representatives of Potter Anderson and representatives of Eversheds Sutherland held a teleconference to discuss certain regulatory approvals that may be required in connection with the proposed Mergers. On July 2, 2018, an updated framework with respect to the proposed Mergers was delivered by Management to the MDLY Special Committee and Potter Anderson. The July 2, 2018 framework had provided that, consistent with the preliminary framework, as consideration for their shares of MDLY Class A Common Stock, MDLY Stockholders would have received per share $3.75 cash consideration and 0.41 shares of Sierra Common Stock. The July 2, 2018 framework had also included information with respect to the proposed compensation of certain key executives (Brook Taube, Seth Taube, Jeff Tonkel, Richard T. Allorto, Jr., and John D. Fredericks) at the pro forma entity. With respect to the proposed MCC Merger, which had been structured as a stock-for-stock merger, MCC Stockholders would have received Sierra Common Stock in exchange for their existing shares of MCC Common Stock using an exchange ratio of 0.76.

On July 3, 2018, Mr. Eaton and representatives of Potter Anderson held a teleconference to discuss the potential engagement of an independent financial advisor for the purpose of advising the MDLY Special Committee.

On July 5, 2018, Mr. Eaton and representatives of Potter Anderson held a teleconference with Barclays to discuss its potential engagement as the independent financial advisor to the MDLY Special Committee.

Later on July 5, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson to discuss the MDLY Board meeting held on June 29, 2018 and the July 2, 2018 framework. In addition, the MDLY Special Committee discussed the engagement of an independent financial advisor. During the meeting, Potter Anderson reviewed with the MDLY Special Committee the proposed engagement letter from the potential financial advisor with whom Mr. Leeds and Potter Anderson had spoken. Potter Anderson and Mr. Eaton also provided an overview of their earlier teleconference with Barclays.

On July 6, 2018, the MDLY Board held a meeting for the purpose of receiving an update from Management on the proposed Mergers and an update on a memorandum setting forth the terms of the SEC exemptive relief that would have been required for the proposed transaction to be permitted under the Investment Company Act. Mr. Taube, who attended the meeting, noted that both the MCC Special Committee and the Sierra Special Committee had been actively considering the proposed Mergers. In addition, the MCC Special Committee and the Sierra Special Committee had each retained the services of an independent financial advisor. Next, representatives of Eversheds Sutherland, who attended the meeting, discussed the SEC exemptive relief that would have been required in order to consummate the proposed Mergers. Representatives of Eversheds Sutherland discussed the active and ongoing dialogue with the SEC and informed the MDLY Special Committee that a memorandum describing such relief was submitted to the SEC on July 5, 2018. The purpose of the memorandum was to receive the SEC’s guidance on the proposed Mergers and to confirm that the SEC would concur with Eversheds Sutherland’s view that the exemptive relief sought in connection with the proposed Mergers would have been generally consistent with precedent relief granted by the SEC. Management noted that the MDLY Special Committee would be kept apprised on any response from the SEC.

On July 10, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson to further discuss engagement of an independent financial advisor, including to review the proposals received from the two potential financial advisors. The MDLY Special Committee evaluated their respective qualifications and levels of experience in evaluating BDCs and in mergers and acquisitions generally and whether either potentially had conflicts that would compromise its ability to render independent advice. The MDLY Special Committee determined at the meeting that it was inclined to hire Barclays as its independent financial advisor. The MDLY Special Committee, with the assistance of representatives of Potter Anderson, also reviewed the prior efforts of MDLY in seeking a potential buyer for MDLY or its assets and requested that Potter Anderson follow up with Eversheds Sutherland and Management to obtain updated information regarding prior and ongoing discussions with third parties relating to potential alternative transactions.

Later on July 10, 2018, the MDLY Special Committee, representatives of Potter Anderson, and representatives of Barclays held a held a telephonic meeting. At this meeting, the MDLY Special Committee assessed whether Barclays had any conflicts that potentially would compromise its ability to provide the MDLY Special Committee with independent advice and otherwise assessed Barclays’ experience and qualifications. On the call, representatives of Barclays discussed, among other things, Barclays’ historic relationships and experiences with MDLY, MCC and Sierra. After Barclays left the call, the MDLY Special Committee determined that Barclays was independent for purposes of serving as the MDLY Special Committee’s independent financial advisor. Considering the factors described above, the MDLY Special Committee agreed to retain Barclays as the MDLY Special Committee’s independent financial advisor, subject to the execution of an engagement letter and obtaining further details on Barclays’ historic relationships and experiences with MDLY, MCC and Sierra.

Also on July 10, 2018, Management provided the members of the MDLY Special Committee with a preliminary summary of prior and ongoing discussions between MDLY and third parties relating to potential alternative transactions.

On July 12, 2018, at the direction of MDLY, representatives of Goldman Sachs delivered an updated framework for the proposed Mergers to the members of the MDLY Special Committee and Potter Anderson. The July 12, 2018 framework contemplated that, as consideration for their shares of MDLY Class A Common Stock in the proposed MDLY Merger, MDLY Stockholders would have received, per share, $3.75 cash consideration and 0.43 shares of Sierra Common Stock. In addition, the proposed framework proposed a stock-for-stock merger of Sierra and MCC in which the MCC Stockholders would have received Sierra Common Stock in exchange for their existing shares of MCC Common Stock using an exchange ratio of 0.76.

On July 13, 2018, representatives of Potter Anderson and Barclays held a teleconference with Mr. Taube and representatives of Goldman Sachs, during which Mr. Taube and, at the direction of MDLY, representatives of Goldman Sachs reviewed the July 12, 2018 framework and answered questions posted to them in relation thereto.

On July 17, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss the July 12, 2018 framework. Representatives of Potter Anderson summarized their July 13, 2018 call with Mr. Taube and representatives of Goldman Sachs. The MDLY Special Committee also discussed the prior sales processes and bidder outreach conducted by MDLY and requested that Potter Anderson and Barclays follow-up with Management, representatives of Goldman Sachs, and Eversheds Sutherland to obtain additional information regarding such prior sales processes.

On July 18, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss Barclays’ formal retention. As part of those discussions, Barclays reviewed with the MDLY Special Committee its historic relationships and experiences with MDLY, Sierra and MCC, including as discussed below under “Description of the Merger — Opinions of Financial Advisor to the MDLY Special Committee”. Barclays informed the MDLY Special Committee that on separate occasions in 2017, Barclays’ deal team members advising the MDLY Special Committee provided financial advisory services to two separate potential buyers of MDLY related to an acquisition of MDLY. Following a discussion of Barclays’ relationship disclosure and potential conflicts, the MDLY Special Committee confirmed its belief that Barclays was independent for purposes of representing the MDLY Special Committee in connection with the proposed MDLY Merger.

Later on July 18, 2018, Mr. Taube informed the MDLY Special Committee by email that he would like to schedule a meeting of the MDLY Board on July 20, 2018 to provide an update on the Sierra Special Committee and the MCC Special Committee processes in connection with the proposed Mergers.

At the July 20, 2018 MDLY Board meeting, Mr. Taube provided the MDLY Board with an update on the proposed Mergers. Mr. Taube noted that each of the other parties had substantially completed diligence with only a narrow list of open items that needed to be addressed from a diligence standpoint.

With respect to the price per share that the MDLY Stockholders could have expected to receive for their shares, Mr. Taube noted that, based on Management’s discussions with the MCC Special Committee and the MDLY Special Committee, $7.00 per share of MDLY Class A Common Stock would likely have been too high of a price point for MCC and Sierra, and that a price in the range of $5.00 to $6.00 per share would have been more likely agreeable to the MCC Special Committee and the Sierra Special Committee. Mr. Taube stated that in his view, there was currently a clear path forward if the MDLY Special Committee was willing to proceed with a deal that would have entailed a share price in the low $6.00 range. Mr. Taube stated that it appeared likely that Management would need to forfeit a portion of its rights under the Tax Receivable Agreement. In that regard, Mr. Taube proposed that Management would give up at least a portion of the Tax Receivable Agreement in order to get the highest price point possible for shares of MDLY Class A Common Stock, though $7.00 would still not have been likely agreeable to the MCC Special Committee and the Sierra Special Committee.

Mr. Taube then walked through the form of consideration that MDLY Stockholders could have expected to receive, explaining that MDLY Stockholders would likely receive over $3.50 per share in cash, with the remaining consideration consisting of stock in the Combined Company. This would have resulted in a premium to MDLY’s current market value of approximately 70%.

Immediately following the MDLY Board meeting, on July 20, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. After a discussion of the concerns raised by the Sierra Special Committee and the MCC Special Committee, the MDLY Special Committee instructed Barclays to obtain further information regarding the Sierra Special Committee’s bases for Sierra’s valuation of the MDLY Class A Common Stock. The MDLY Special Committee also discussed additional transaction considerations including imposing certain parameters around post-closing compensation for members of management of the Combined Company, potential additional procedural protections, and other options regarding the structure of the consideration to be paid to the unaffiliated MDLY Stockholders, including broader election rights for the unaffiliated MDLY Stockholders with respect to consideration. The MDLY Special Committee discussed possible sources of additional value for the unaffiliated MDLY Stockholders and instructed Barclays to request that the Medley LLC Unitholders forfeit some or all of the benefits to which they would have been entitled under the Tax Receivable Agreement in order to increase the amount of consideration available to the unaffiliated MDLY Stockholders. The MDLY Special Committee, together with Potter Anderson and Barclays, also discussed the unsuccessful efforts of MDLY to find a potential buyer for MDLY or its assets, based on information about such efforts provided by representatives of Goldman Sachs, and to what extent prior discussions with third parties with respect to MDLY’s value and the lack of viable proposals to acquire MDLY had impacted what had been the value of the consideration offered in connection with the proposed MDLY Merger. Following the July 20, 2018 meeting of the MDLY Special Committee, Barclays communicated to representatives of Goldman Sachs the MDLY Special Committee’s request for additional consideration for the unaffiliated MDLY Stockholders and related questions regarding other potential sources of value.

Later on July 20, 2018, Management delivered an updated framework for the proposed Mergers, which had provided for a cash payment to holders of MDLY Class A Common Stock of $3.69 per share, inclusive of a $0.25 pre-closing special cash dividend, and 0.34 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework had proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.72, which had been reduced from the prior proposed exchange ratio of 0.76 due to a decrease in MCC’s NAV per share over the previous quarter. As part of the framework, the Medley LLC Unitholders had agreed to reduce the payments that they would have received under the Tax Receivable Agreement, through a reduction in the percentage of the aggregate value of certain tax benefits to which they would have been entitled from 85% to 65%.

On July 22, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss the July 20, 2018 framework. The MDLY Special Committee instructed Potter Anderson and Barclays to request that (i) the Medley LLC Unitholders forfeit a greater share or all of the benefits to which they had been entitled under the Tax Receivable Agreement and (ii) all or a greater portion of the aggregate cash payable in the form of the pre-closing special cash dividend to have been paid only to the unaffiliated MDLY Stockholders. The MDLY Special Committee, together with Potter Anderson and Barclays, also discussed the prior MDLY sales process, based on information about such process provided by representatives of Goldman Sachs, and how the consideration proposed in the July 20, 2018 framework compared to the prior indications of interest and other transactions unsuccessfully pursued by MDLY.

Between July 23, 2018 and July 25, 2018, Management, the Sierra Special Committee and the MCC Special Committee conveyed their respective positions on particular issues to representatives of Eversheds Sutherland and Goldman Sachs, including that (i) Management was not amenable to forfeiting additional payments to which they were entitled under the Tax Receivable Agreement, (ii) Management would not be amenable to conditioning the Proposed Business Combination on the approval of a majority of the unaffiliated MDLY Stockholders due to the relatively small ownership interest (approximately 18.3%) and voting power (approximately 2.2%) that such holders have in MDLY, (iii) any increase in the cash consideration payable to the unaffiliated MDLY Stockholders or paying a special cash dividend only to the unaffiliated MDLY Stockholders would not be acceptable to Management, and (iv) Management would decline the MDLY Special Committee’s request that the unaffiliated MDLY Stockholders be given election rights with respect to the consideration payable in connection with the Proposed Business Combination. Management, the Sierra Special Committee, and the MCC Special Committee directed representatives of Eversheds Sutherland and Goldman Sachs to convey such positions to Barclays and Potter Anderson. During this time, Barclays continued its due diligence and discussions with representatives of Goldman Sachs regarding the MDLY Special Committee’s request for additional value to the unaffiliated MDLY Stockholders. During those discussions and at the direction of MDLY, representatives of Goldman Sachs informed Barclays of the respective positions of Management, the Sierra Special Committee and the MCC Special Committee, as described above.

On July 25, 2018, at the direction of MDLY, representatives of Goldman Sachs, communicated to representatives of Barclays an updated framework for the proposed Mergers, which had included an increase in the proposed exchange ratio of 0.34 shares of Sierra Common Stock to 0.38 shares of Sierra Common Stock per share of MDLY Class A Common Stock, but did not otherwise change the cash consideration per share (or proposed special cash dividend) that would have been payable to the MDLY Stockholders. In addition, the updated framework had proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.76. At the direction of MDLY, representatives of Goldman Sachs also communicated to Barclays that the Medley LLC Unitholders had agreed to further reduce the percentage of the aggregate value of certain tax benefits to which they would have been entitled under the Tax Receivable Agreement from 65% to 40%. Finally, at the direction of MDLY, representatives of Goldman Sachs delivered a written framework reflecting such terms to the MDLY Special Committee and Potter Anderson on July 26, 2018.

On July 25, 2018, at the direction of MDLY, representatives of Eversheds Sutherland and Goldman Sachs conveyed to representatives of Potter Anderson and Barclays, respectively, that, (i) the Medley LLC Unitholders remained reluctant to forfeit additional rights under the Tax Receivable Agreement, (ii) the Medley LLC Unitholders (in their capacity as MDLY’s controlling stockholders) would not be amenable to conditioning the proposed transactions on approval of a majority of the unaffiliated MDLY Stockholders, (iii) increases in cash consideration or the payment of a special cash dividend only to the unaffiliated MDLY Stockholders were unacceptable to MDLY’s controlling stockholders, the Medley LLC Unitholders, and (iv) MDLY’s controlling stockholders declined the MDLY Special Committee’s request that the unaffiliated MDLY Stockholders be given election rights with respect to the consideration payable in connection with the proposed MDLY Merger. Representatives of Potter Anderson and Barclays conveyed these points to the MDLY Special Committee during a telephonic meeting with the MDLY Special Committee on

July 25, 2018. The MDLY Special Committee instructed representatives of Potter Anderson and Barclays to continue to request that the Medley LLC Unitholders forfeit a greater share of all of the payments to which they would have been entitled under the Tax Receivable Agreement in order to increase the amount of consideration that would have been available to the unaffiliated MDLY Stockholders. The MDLY Special Committee, together with Potter Anderson and Barclays, continued to consider the sales process of MDLY to date and how the proposed MDLY Merger related to prior indications of interest and other transactions unsuccessfully pursued by MDLY based on information about such indications of interest and other transactions provided by representatives of Goldman Sachs. Representatives of Potter Anderson discussed with the MDLY Special Committee an updated process summary, which had been delivered by representatives of Goldman Sachs on July 23, 2018, detailing, among other things, the prior sales processes and bidder outreach conducted by MDLY and the reasons for the termination of discussions with Party X.

On July 26, 2018, at the request of Management, representatives of Goldman Sachs relayed the updated framework for the proposed Mergers to the MDLY Special Committee and Potter Anderson, which had contemplated a cash payment to holders of MDLY Class A Common Stock of $3.69 per share, inclusive of a $0.25 pre-closing special cash dividend, and 0.38 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework had maintained the previously proposed stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.76. On July 26, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee directed Potter Anderson and Barclays to continue to explore additional sources of value for the unaffiliated MDLY Stockholders, including a possible forfeiture by the Medley LLC Unitholders of all of the payments that they would have been otherwise entitled to receive under the Tax Receivable Agreement. Representatives of Barclays reviewed with the MDLY Special Committee conversations between representatives of Barclays and Goldman Sachs relating to the prior sales processes of MDLY, and the MDLY Special Committee instructed Barclays to follow up with representatives of Goldman Sachs relating to the reasons for termination of discussions with Party X. The MDLY Special Committee also reviewed with Potter Anderson and Barclays Management’s projections and their underlying support, as well as key transaction structure considerations, including possible procedural protections and post-closing compensation for Management. In addition, the MDLY Special Committee, with the assistance of Potter Anderson, reviewed the Sierra Investment Advisory Agreement and MCC Investment Management Agreement, including the terms under which such agreements are renewed annually and the terms and conditions under which such agreements may be terminated.

On July 27, 2018, at the request of Management, representatives of Goldman Sachs relayed the updated framework for the proposed Mergers to the MDLY Special Committee and Potter Anderson, which had proposed a cash payment to holders of MDLY Class A Common Stock of $3.94 per share, inclusive of a $0.50 pre-closing special cash dividend, and 0.38 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework had proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.8050, increased from the prior exchange ratio of 0.76. In connection with the updated framework, the Medley LLC Unitholders had agreed to forfeit the entirety of the payments that would have otherwise been payable to them under the Tax Receivable Agreement. At the direction of MDLY, representatives of Goldman Sachs delivered a written framework reflecting such terms to the MDLY Special Committee and Potter Anderson on July 27, 2018. On July 27, 2018, representatives of Potter Anderson and Barclays held a teleconference with Mr. Leeds to discuss the July 27, 2018 framework in anticipation of a meeting of the MDLY Board later that day.

At the July 27, 2018 MDLY Board meeting, Mr. Taube summarized the current state of negotiations and provided an overview of the July 27, 2018 framework. At the invitation of MDLY, representatives of Goldman Sachs attended this meeting. Specifically, Mr. Taube discussed the price per share that MDLY Stockholders would have received in connection with the proposed MDLY Merger. After multiple iterations, the Sierra Special Committee and Management had agreed to consider a price of $6.75 per share of MDLY Class A Common Stock (inclusive of the total cash consideration and stock consideration), which had included a $0.50 pre-closing special cash dividend. In summary, Mr. Taube noted that MDLY Stockholders could expect to receive merger consideration in the form of approximately 55% in cash and 45% in Sierra Common Stock. In addition, Mr. Taube noted that under the July 27, 2018 framework, the Medley LLC Unitholders would agree to waive their rights under the Tax Receivable Agreement, which would allow the Combined Company to receive all of the benefits therefrom. Mr. Taube highlighted the fact that all members of Management had agreed to forfeit their rights under the Tax Receivable Agreement in order to help the negotiations between the parties and provide increased value to the unaffiliated MDLY Stockholders. Mr. Taube committed to reporting to the MDLY Special Committee on the progress of the negotiations as soon as more information became available.

Next, Mr. Taube provided an update on the negotiations between the Sierra Special Committee and the MCC Special Committee. He noted that one of the main issues being negotiated was the exchange ratio pursuant to which shares of Sierra Common Stock would have been issued in exchange for existing shares of MCC Common Stock. Mr. Taube informed the MDLY Special Committee that the Sierra Special Committee and the MCC Special Committee had reached a tentative agreement that the exchange ratio in connection with the MCC Merger would be 0.8050 shares of Sierra Common Stock for each share of MCC Common Stock.

On July 29, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss the July 27, 2018 framework. The MDLY Special Committee instructed Potter Anderson and the representatives of Barclays to further request that the aggregate amount of what had been the currently contemplated pre-closing special cash dividend be paid only to the unaffiliated MDLY Stockholders or that an additional pre-closing special cash dividend be paid only to the unaffiliated MDLY Stockholders. The MDLY Special Committee also discussed Management’s projections. Representatives of Barclays informed the MDLY Special Committee that representatives of Goldman Sachs had communicated that Management (in its capacity as MDLY’s controlling stockholder), continued to reject any election right for the unaffiliated MDLY Stockholders with respect to the mix of cash and stock consideration because it purportedly affected the tax-free nature of the MDLY Merger.

On July 29, 2018, Eversheds Sutherland uploaded to the electronic data room drafts of the MDLY Merger Agreement and MCC Merger Agreement for the proposed Mergers.

On July 30, 2018, at the direction of MDLY, representatives of Goldman Sachs delivered an updated framework for the proposed Mergers to the MDLY Special Committee and Potter Anderson. The July 30, 2018 framework provided that (i) the unaffiliated MDLY Stockholders would receive $4.09 per share, which would include $0.65 payable in the form of special cash dividends, and (ii) Management would receive a lower per share cash consideration of $3.79, which would include only $0.35 payable in the form of a special cash dividend. Under the July 30, 2018 framework, both the unaffiliated MDLY Stockholders and Management (in their capacity as MDLY Stockholders) would receive 0.3836 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.8050, which was consistent with the most recently proposed framework.

At a meeting of the MDLY Board held on July 30, 2018, Mr. Taube provided the MDLY Board with an update on Management’s latest discussion with the Sierra Special Committee in connection with the MDLY Merger and the negotiations between the Sierra Special Committee and the MCC Special Committee relating to the MCC Merger. At the invitation of MDLY, representatives of Goldman Sachs attended this meeting. Mr. Taube addressed the MDLY Special Committee’s request for increased consideration for holders of MDLY Class A Common Stock and described the outstanding business issues.

Mr. Taube next summarized Management’s latest discussion with the Sierra Special Committee and the MCC Special Committee, noting that while he had previously reported to the MDLY Special Committee that a share price of $6.75 (inclusive of the total cash consideration and stock consideration) for shares of MDLY Class A Common Stock was a possibility, Sierra was still pushing for MDLY to consider a share price lower than $6.75.

Next, representatives of Potter Anderson asked for further information regarding the sources of value associated with the MDLY Merger, and asked Mr. Taube to reconfirm Management’s projections and that no changes were necessary. Mr. Taube noted that Management had given up a great deal of value for themselves in order to facilitate an agreement and a share price point that would be agreeable to all parties. In particular, forfeiting the Medley LLC Unitholders rights under the Tax Receivable Agreement, was of significant benefit to the MDLY Stockholders. Mr. Taube then reviewed the specifics of the July 30, 2018 framework share price breakdown and reconfirmed Management’s projections.

Next, Mr. Taube informed the MDLY Board that Management received from Lantern a written non-binding indication of interest dated July 30, 2018, to acquire all of the shares of MDLY Class A Common Stock and all of the Medley LLC rights (the “July 30, 2018 IOI”). Mr. Taube noted that Management would assess the offer and provide the MDLY Special Committee with a copy of the July 30, 2018 IOI.

Later on August 2, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee determined that there were no additional sources of value for the unaffiliated MDLY Stockholders and that the Sierra Special Committee and the MCC Special Committee were not amenable to giving up further value in connection with the proposed Mergers. In addition, the MDLY Special Committee reviewed, with the assistance of Potter Anderson and Barclays, the sales processes to date run by MDLY. Based on those discussions, the MDLY Special Committee (i) confirmed that the sales processes run by MDLY for approximately 12 months, which failed to produce any viable transaction, constituted a reasonable market check by MDLY and that no further pre-signing market check was necessary under the circumstances, and (ii) determined not to authorize Barclays to solicit any indications of interest from any third party with respect to the purchase of all or a part of MDLY’s business. The MDLY Special Committee also discussed and continued to believe that it was not a viable option to request that the deal be conditioned on the approval of a majority of the unaffiliated MDLY Stockholders because such a condition had been rejected on multiple occasions by Management (in its capacity as MDLY’s controlling stockholder). The representatives of Potter Anderson then reviewed with the MDLY Special Committee the draft MDLY Merger Agreement. The MDLY Special Committee also discussed the proposed consideration and recognized that the cash component payable to the unaffiliated MDLY Stockholders alone exceeded what had been the current market price of shares of MDLY Class A Common Stock.

At a meeting of the MDLY Board held on August 3, 2018, Management provided the MDLY Board with an update on the status of the proposed Mergers since the last meeting held on July 30, 2018. At the invitation of MDLY, representatives of Goldman Sachs attended this meeting. Mr. Taube summarized the schedule of upcoming board and special committee meetings of MCC and Sierra, noting that Eversheds Sutherland would narrow down the list of open items being discussed in the MDLY Merger Agreement and MCC Merger Agreement. Mr. Taube next reviewed the working plan for the proposed transaction announcement, noting that the parties were working towards announcing an agreement on the close of business on Thursday, August 9, 2018, assuming the MDLY Merger Agreement and MCC Merger Agreement were finalized by that date.

Next, Mr. Taube provided an overview of the July 30, 2018 IOI. Mr. Taube explained that neither Management nor representatives of Goldman Sachs were familiar with Lantern before receiving the unsolicited proposal. In summary, Lantern proposed a sale price that would equate to approximately $5.09 per share of MDLY Class A Common Stock. Management met with representatives from Lantern and performed diligence. Based upon that analysis, Management advised the MDLY Board that it appeared that Lantern did not have the capacity or skill required for a successful transaction, lacked the necessary capital, and was offering a low share price that did not fairly value MDLY. Representatives of Goldman Sachs confirmed that they were not familiar with Lantern before receiving the unsolicited proposal and noted that it was likely that Lantern was hoping to acquire MDLY at a significant discount to fair value.

Immediately following the conclusion of the MDLY Board Meeting, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. Barclays reviewed with the MDLY Special Committee its preliminary financial metrics relating to the MDLY Merger. In addition, the MDLY Special Committee, with the assistance of representatives of Potter Anderson and Barclays, discussed the July 30, 2018 IOI and agreed that it was not viable or worth further pursuing when compared to the proposed MDLY Merger.

From August 3, 2018 to the afternoon of August 9, 2018, Eversheds Sutherland exchanged multiple drafts of the MCC Merger Agreement and the MDLY Merger Agreement with representatives of Potter Anderson, S&W and Kramer Levin.

On August 8, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee and representatives of Potter Anderson discussed the compensation report received by the Sierra Special Committee from its compensation consultant, and reviewed with the MDLY Special Committee the terms of the proposed employment agreements to be executed by Management upon the closing of the proposed Mergers. Also at the meeting (i) Potter Anderson reviewed with the MDLY Special Committee an overview of the material terms of the draft MDLY Merger Agreement and exhibits, (ii) Barclays discussed with the MDLY Special Committee its financial analysis of the consideration that would have been paid to the unaffiliated MDLY Stockholders in the MDLY Merger, and (iii) Potter Anderson reviewed with the MDLY Special Committee its fiduciary duties in connection with its evaluation, consideration, and approval of the proposed MDLY Merger. The MDLY Special Committee, with the assistance of Potter Anderson and Barclays, also reviewed the prior sales process run by MDLY. The discussion regarding the prior sales process run by MDLY was based upon information that was provided by representatives of Goldman Sachs at the direction of MDLY. After an extensive discussion, the MDLY Special Committee agreed that the MDLY Merger provided the best value reasonably available to the unaffiliated MDLY Stockholders, including when compared to any standalone options.

On August 9, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee, with the assistance of Potter Anderson, discussed the material terms of the MDLY Merger Agreement and exhibits. Representatives of Potter Anderson again reviewed with the MDLY Special Committee its fiduciary duties. In addition, at the meeting, Barclays discussed with the MDLY Special Committee additional information with respect to its financial analysis of the terms of the proposed MDLY Merger. At the request of the MDLY Special Committee, Barclays delivered an oral fairness opinion as of August 9, 2018, which was subsequently confirmed by delivery of a written opinion dated as of such date, as to the fairness, from a financial point of view, to the MDLY Public Stockholders of the aggregate of the MDLY Merger Consideration, the First Special Dividend and the Second Special Dividend that would have been offered to such MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger. The MDLY Special Committee unanimously (i) determined that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, were advisable and fair to, and in the best interests of, MDLY and the MDLY Stockholders (other than Messrs. Brook Taube, Seth Taube, Tonkel, Allorto, and Fredericks, Medley Group LLC, and any of their respective affiliates), (ii) approved and declared advisable the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, and (iii) recommended that the MDLY Board (a) approve and declare advisable the MDLY Merger Agreement and the transactions that had been contemplated thereby, including, without limitation, the MDLY Merger, and (b) submit the MDLY Merger Agreement to the MDLY Stockholders for adoption.

On August 9, 2018, the MDLY Board held a telephonic meeting. At the invitation of MDLY, representatives of Potter Anderson, Barclays, Goldman Sachs and Eversheds Sutherland were present. At this meeting, representatives of Goldman Sachs reviewed its financial analysis of the consideration that would have been paid to the MDLY Stockholders in the MDLY Merger. Representatives of Goldman Sachs then rendered an oral opinion to the MDLY Board, which was subsequently confirmed by delivery of a written opinion dated August 9, 2018, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the aggregate of the MDLY Merger Consideration, the First Special Dividend and the Second Special Dividend, which is referred to as the “Consideration”, to have been paid to the holders of MDLY Class A Common Stock (other than Sierra, MCC and any of their respective affiliates, the Medley LLC Unitholders, the holders of Medley LLC Restricted Units and the holders of MDLY RSUs) pursuant to the MDLY Merger Agreement, was fair from a financial point of view to such holders.

Mr. Leeds provided the MDLY Board with a report of the MDLY Special Committee meeting held earlier that day. Mr. Leeds provided a history of the various meetings held by the MDLY Special Committee and described the final considerations of the MDLY Special Committee that led to its recommendation that the MDLY Merger Agreement and the transactions that had been contemplated thereby be approved by the MDLY Board. In particular, Mr. Leeds highlighted, among other things, the fairness opinion that the MDLY Special Committee received from Barclays and the robust process of considering all of the information and various proposals presented to the MDLY Special Committee. On that basis, Mr. Leeds confirmed the MDLY Special Committee’s recommendation described above.

On that basis, the MDLY Board unanimously approved and declared advisable the MDLY Merger Agreement and the transactions that had been contemplated thereby, including, without limitation, the MDLY Merger and resolved to submit the MDLY Merger Agreement to the MDLY Stockholders for its adoption.

Phase 1 — Reasons for the Mergers

Sierra’s Reasons for the Mergers — Phase 1 Approval

The Sierra Special Committee unanimously determined that the MCC Merger Agreement, the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger and the MDLY Merger, were advisable and fair to, and in the best interests of, Sierra and the Sierra Stockholders.

In recommending that the Sierra Board approve the MCC Merger Agreement, the MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, the Sierra Special Committee considered the terms of the MCC Merger Agreement, the MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to Sierra, as well as financial information prepared by Management. The Sierra Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

•        the Mergers would have increased the assets under management of the Combined Company, offering the potential for greater diversification and scale;

•        the Mergers would have been expected to be accretive to Sierra’s NII, return on equity, and NAV;

•        the Mergers would have offered the potential for achieving cost savings, operational efficiencies and synergies;

•        the public listing of the Combined Company would have provided liquidity for the Sierra Stockholders, and the market for the shares of the Combined Company Common Stock would likely have been superior to what would have been expected if Sierra had merely listed its shares;

•        the Mergers would have resulted in the internalization of management of the Combined Company, having provided for greater control by the Board of the Combined Company and closer alignment of interests of Management and the Combined Company Stockholders;

•        the fact that the Sierra Special Committee had actively negotiated the terms of the Mergers and the final terms would have been materially different from the terms initially presented as a potential framework around which a transaction could be consummated;

•        the renegotiation of the Tax Receivable Agreement would have been expected to provide benefits to the Combined Company because the Combined Company would no longer have been contractually obligated to share substantially all of the tax savings associated with its tax basis step-up with Medley LLC Unitholders;

•        the financial analyses and presentations that had been prepared by Broadhaven and its oral opinion delivered to the Sierra Special Committee on August 9, 2018, which was subsequently confirmed in writing by delivery of Broadhaven’s written opinion dated August 9, 2018, to the effect that, as of that date and based upon and subject to various assumptions, limitations and qualifications described in its opinion, the total consideration that would have been paid and issued by Sierra pursuant to the MCC Merger Agreement and the MDLY Merger Agreement, considered as a whole and not in separate parts, would have been fair to Sierra from a financial point of view;

•        the compensation that would have been paid to members of Management had been reviewed by the Sierra Special Committee’s compensation consultant, which had advised that the proposed compensation was reasonable and competitive with peer companies;

•        based on the MDLY Merger Consideration that would have been received by Management in connection with the Mergers (as described herein), the net effect of such merger consideration would have been that Management would roll over approximately 100% of their after tax proceeds in connection with the Mergers into shares of Combined Company Common Stock, which shares would have been subject to a 12-month lock-up period, which would have more closely aligned the interests of Management and the Combined Company Stockholders;

•        the investment objectives and principal investment strategies of Sierra and MCC would have been similar;

•        the Mergers would have been expected to be tax-free to Sierra Stockholders; and

•        the consummation of the Mergers would have been subject to significant conditions, including the requirement that the Mergers be approved by Sierra Stockholders.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the Sierra Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the Sierra Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the Sierra Special Committee, the potential risks associated with the MCC Merger Agreement, the MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, had been favorably offset by the potential benefits of the MCC Merger Agreement, the MDLY Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger and the MDLY Merger. This explanation of what had been the Sierra Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements.”

Position of Sierra as to the Fairness of the Mergers

Because the proposed MDLY Merger may be deemed to be subject to the SEC rules governing “going private” transactions, and Sierra may be deemed to be an affiliate of MDLY under those rules, the Sierra Board is expressing what had been its position as to the fairness of the proposed MDLY Merger to MDLY’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. The Sierra Board is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

The Sierra Board believes that the MDLY Merger (which is the Rule 13e-3 transaction for which a Schedule 13E-3 Transaction Statement was filed with the SEC) would have been fair to the unaffiliated MDLY Stockholders on the basis of the factors described below. The Sierra Board had not participated in the deliberations of the MDLY Special Committee regarding, or receive advice from the MDLY Special Committee’s legal or financial advisors as to, the fairness of the proposed MDLY Merger. The Sierra Board had not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purpose of assessing the fairness of the MDLY Merger to the unaffiliated MDLY Stockholders.

Based on the knowledge and analysis by the Sierra Board of available information regarding MDLY, as well as discussions with MDLY’s senior management regarding MDLY and its business and the factors considered by, and the analysis and resulting conclusions of the MDLY Board discussed in the Joint Proxy Statement/Prospectus, in “— MDLY’s Reasons for the Mergers,” the Sierra Board believes that the MDLY Merger had been substantively and procedurally fair to the unaffiliated MDLY Stockholders. In particular, the Sierra Board believes that the MDLY Merger had been fair to the unaffiliated MDLY Stockholders based on its consideration of the following factors, among others, which are not presented in any relative order of importance.

Procedural fairness. The Sierra Board took into account the procedures implemented to provide for procedural fairness, including:

•        the appointment of a special committee of the MDLY Board and the authority of the MDLY Special Committee to negotiate and reject or recommend approval of the MDLY Merger and the terms of the MDLY Merger Agreement;

•        the independence of the members of the MDLY Special Committee and the fact that its members had been outside, non-employee directors of the MDLY Board and had not been affiliated with Sierra or with the members of the Sierra Special Committee or the Sierra Board;

•        the belief that the members of the MDLY Special Committee did not have any interests in the MDLY Merger different from, or in addition to, those of the unaffiliated MDLY Stockholders, other than the members’ receipt of board and special committee compensation in connection with their evaluation of the MDLY Merger and continued indemnification and liability insurance for such directors following what would have been the completion of the MDLY Merger for certain claims and liabilities arising from their actions taken prior to what would have been the MDLY Merger Effective Time;

•        the fact that neither the MDLY Special Committee nor the MDLY Board had any obligation to approve the MDLY Merger;

•        the MDLY Special Committee’s engagement of, and reliance on, their own independent, experienced, third-party advisors, including financial and legal advisors;

•        the understanding that the MDLY Special Committee had received or would have received an opinion from its financial advisor as to the fairness, from a financial point of view, of the consideration that would have been offered to the MDLY Public Stockholders for their MDLY Class A Common Stock, as of the date of the opinion and based upon and subject to the qualifications, limitations and assumptions stated therein, understanding that the Sierra Board was not entitled to rely upon that opinion;

•        that the MDLY Board, based on the recommendation of the MDLY Special Committee, approved the MDLY Merger and concluded that the MDLY Merger had been in the best interests of all MDLY Stockholders, including the unaffiliated MDLY Stockholders; and

•        the fact that Sierra had not influenced or participated in MDLY’s deliberative process.

Substantive fairness. The Sierra Board considered factors relating to the substantive fairness of the MDLY Merger to MDLY Stockholders, including:

•        the fact that the MDLY Merger Consideration and the other terms and conditions of the MDLY Merger had been the result of extensive arms’ length negotiations among the Sierra Special Committee, the MDLY Special Committee, and their respective independent legal and financial advisors;

•        the fact that the terms and conditions of the MDLY Merger Agreement provided certain protections for MDLY and MDLY Stockholders, specifically the inclusion of (i) provisions that allowed the MDLY Board (at the direction of the MDLY Special Committee), subject to certain procedural requirements, in response to other acquisitions proposals, to make an adverse change to its recommendation to MDLY Stockholders and terminate the transaction if the MDLY Board believed it had received an offer that was, or could have led to an offer that was, superior to Sierra’s offer; (ii) provisions that provided the MDLY Board the right in certain circumstances to terminate the MDLY Merger Agreement if failure to terminate would have been inconsistent with the fiduciary duties of the MDLY Board, subject to the payment of a market termination fee; and (iii) provisions that allowed MDLY to compel specific enforcement of the MDLY Merger Agreement; and

•        the availability of appraisal rights under the DGCL to MDLY Stockholders who followed the procedures and satisfied the conditions set forth in Section 262 of the DGCL.

Value fairness. The Sierra Board also considered factors relating to the value of the MDLY Merger Consideration to be received by MDLY Stockholders, including:

•        the nature of the MDLY Merger Consideration, which would have included the right to receive (i) 0.3836 shares of Sierra Common Stock plus (ii) cash in an amount equal to $3.44 per share plus certain cash dividends and other payments (with the cash consideration having provided an opportunity to immediately realize value for a portion of their investment and the stock consideration having provided for the potential for participating in any future earnings and growth of the Combined Company);

•        the opinion of its financial advisor which conducted a series of financial analyses to determine a valuation of MDLY Class A Common Stock. Such analyses had included a precedent transaction multiples analysis, resulting in a range of values of $2.66 to $11.07 per share, a public market premium analysis, resulting in a range of values of $4.14 to $6.95 per share, and a discounted cash flow analysis, resulting in a range of values of $6.58 to $15.57 per share;

•        that after giving effect to the special dividends to be paid to the unaffiliated MDLY Stockholders pursuant to the MDLY Merger Agreement, the aggregate cash consideration to have been received by such stockholders in the MDLY Merger for their shares of MDLY Class A Common Stock would have been greater than the aggregate cash consideration to be received by the affiliated MDLY Stockholders for their shares but that they would have received the same stock consideration per share;

•        the Sierra Board’s view of MDLY’s future performance and prospects if MDLY had remained a stand-alone company would have been adversely affected by its lack of scale as compared to competing alternative asset managers; and

•        what would have been the continued costs and risks to, and potential liabilities of, MDLY related to ongoing compliance as an SEC reporting company.

Negative Factors. In addition to the positive factors above, the Sierra Board also considered certain potentially negative factors, including, but not limited to:

•        the fact that the exchange ratio for shares of MDLY Class A Common Stock into shares of Sierra Common Stock would have been fixed, and that the unaffiliated MDLY Stockholders may have been adversely affected by declines in the value of Sierra Common Stock after the execution of the MDLY Merger Agreement;

•        the risk that the MDLY Merger may not have been completed and the resulting adverse effect of an announcement of the termination of the MDLY Merger Agreement on the market price for MDLY Class A Common Stock;

•        the substantial costs that would have been incurred by MDLY in connection with the MDLY Merger, whether or not the MDLY Merger would have been completed; and

•        the fact that there had been no requirement that a majority of the unaffiliated MDLY Stockholders approve the MDLY Merger and that as a class they hold only 2.25% of the outstanding voting stock of MDLY.

MCC’s Reasons for the MCC Merger — Phase 1 Approval

The MCC Special Committee unanimously determined that the MCC Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger, are advisable and fair to, and in the best interests of, MCC and the MCC Stockholders.

In recommending that the MCC Board approve the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, the MCC Special Committee considered the terms of the MCC Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the MCC Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MCC, as well as financial information prepared by Management. At the time of the MCC Special Committee’s approval of the transaction, there was no other significant alternative transaction considered by the MCC Special Committee. The MCC Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

•        the value of the MCC Merger Consideration that would have been received by the MCC Stockholders in the MCC Merger;

•        the fact that, since the MCC Merger Consideration would have been paid in shares of Sierra Common Stock, the MCC Stockholders would have had the opportunity to participate in any future earnings and growth of the Combined Company and future appreciation in the value of such shares following the Mergers should they have determined to retain the shares of Sierra Common Stock payable in the MCC Merger;

•        the fact that the total implied value of the MCC Merger Consideration to have been received by the unaffiliated MCC Stockholders in the MCC Merger had been expected to result in an estimated 18.52% accretion of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated 29.8% accretion assuming projected MDLY earnings;

•        the fact that the MCC Special Committee had successfully negotiated an increase to the exchange ratio of Sierra Common Stock that MCC Stockholders would have been entitled to receive;

•        the belief of the MCC Special Committee that its negotiations had resulted in the highest price per share for the unaffiliated MCC Stockholders that MDLY and Sierra would support; and

•        the financial presentation of Sandler O’Neill to the MCC Special Committee, dated August 9, 2018, and the opinion of Sandler O’Neill to the MCC Special Committee, dated August 9, 2018, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration that would have been received by holders of MCC Common Stock was fair, from a financial point of view, to holders of MCC Common Stock (other than Sierra, MDLY and their respective affiliates).

Strategic and Business Considerations

•        the fact that the MCC Special Committee had the authority to not recommend that the MCC Board approve the MCC Merger Agreement and the MCC Board would have been precluded from approving the MCC Merger Agreement under those circumstances;

•        the Combined Company would have had greater scale for investment and financing flexibility (potential improvement in credit rating could result in lower funding costs and improved access to capital over time);

•        the Combined Company would have had a more diversified balance sheet;

•        the Combined Company would have had less relative exposure to non-accruing loans;

•        the internalization would have better aligned the incentives of Management with the MCC Stockholders as well as provided greater transparency into Management’s structure;

•        the Combined Company would have had potential earnings enhancement over time through ownership of an asset management subsidiary;

•        the Combined Company would have been expected to have a significantly greater market capitalization and thus increased potential liquidity for MCC Stockholders;

•        the Combined Company would have been expected to be the 7th largest publicly traded BDC compared to MCC, which had currently been the 23rd largest BDC;

•        BDCs with internal management structures have tended to trade at less of a discount than externally managed BDCs;

•        the transaction should have simplified the current structure of cross-ownership and management of MCC and Sierra; and

•        the terms and conditions of the MCC Merger Agreement, as discussed in the section entitled “The Description of the MCC Merger Agreement,” which the MCC Special Committee after consulting with its legal advisors had considered to be reasonable.

In the course of reaching the determinations and decisions and making the recommendation described above, the MCC Special Committee considered the risks and challenges relating to the Mergers, including the following material items:

•        the fact that the MCC Merger Consideration that would have been received by the MCC Stockholders would have consisted of Sierra Common Stock based on a fixed exchange ratio and that the value of the MCC Merger Consideration may have declined either before or after the MCC Special Meeting and there would have been no adjustment to the exchange ratio, thereby exposing the MCC Stockholders to the risks of an equity investment in Sierra Common Stock;

•        the Combined Company had not traded before and there was no way to determine with certainty the price at which it would have traded, both initially and in the long term;

•        though the combined portfolio may have been more diversified and have had a lower percentage of non-accruing loans, the Combined Company would still have been the same management team as before;

•        internalizing the investment management could have caused some complexities in the structure;

•        uncertainties about MDLY’s ability to grow business (and earnings) as a captive asset manager;

•        there would have been a dilution in MCC Stockholders’ influence (MCC Stockholders would own approximately 28% of the Combined Company);

•        MCC Stockholders would have experienced an approximate 8.4% dilution in NAV per share (after projected expenses associated with the transaction);

•        the fact that the MCC Merger Agreement would have precluded MCC from actively soliciting competing proposals and MCC may not have terminated the MCC Merger Agreement to accept a competing proposal from a third party unless the MCC Board (or the MCC Special Committee) had determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constituted a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MCC would have been required to pay the termination fee;

•        the fact that not all of the conditions to the MCC Merger Closing, including the required stockholder approvals, would have been within the parties’ control;

•        the substantial costs to have been incurred by MCC in connection with the MCC Merger Agreement and the other transactions contemplated thereby, regardless of whether the MCC Merger had been consummated;

•        the risk that the announcement and pendency of the MCC Merger could have resulted in the disruption of MCC’s business, including the possible diversion of Management attention and potential adverse effects on MCC’s business relationships; and

•        the challenges inherent in the combination of three businesses, including the risk that integration of the three companies may have taken more time or have been more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to have been obtained may not have been fully or timely realized.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MCC Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MCC Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MCC Special Committee, the potential risks associated with the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, were favorably offset by the potential benefits of the MCC Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger. This explanation of the MCC Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements.”

The Medley Affiliates’ Reasons for the MDLY Merger — Phase 1 Approval

The Medley Affiliates unanimously determined that the MDLY Merger Agreement and the transactions contemplated thereby, were advisable and fair to, and in the best interests of, the MDLY Stockholders. As part of its evaluation, the Medley Affiliates had considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. In that regard, the Medley Affiliates took into account a number of reasons, including, among others:

•        the Mergers had been expected to be accretive to the Combined Company’s NII, return on equity, and NAV over time;

•        the Mergers had been expected to increase diversification and scale for the Combined Company;

•        the Mergers would have offered the potential for achieving cost savings, operational efficiencies and synergies;

•        the public listing of the Combined Company had been expected to provide greater liquidity for all constituent stockholders; and

•        the Mergers would have simplified the overall corporate structure and more closely aligned the interests of Management and all constituent stockholders, having provided the potential for an increase in valuation comparable to internally managed BDC peers.

MDLY’s Reasons for the MDLY Merger — Phase 1 Approval

The MDLY Special Committee unanimously determined, and recommended the MDLY Board determine, that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, had been advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders.

The MDLY Board and the Medley Affiliates determined that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger were advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders. The Medley Affiliates were able to reach their fairness determination as to the MDLY unaffiliated security holders in light of the fact that, among other things, all of the

MDLY unaffiliated security holders and certain non-management affiliates of MDLY would have received the same dollar amount per share for their MDLY Class A Common Stock. The MDLY Board was able to reach its fairness determination as to the MDLY unaffiliated security holders in light of the fact that, among other things, all of the MDLY unaffiliated security holders and certain non-management affiliates of MDLY would have received the same dollar amount per share for their MDLY Class A Common Stock. Accordingly, the MDLY Board was able to reach its fairness determination as to unaffiliated security holders by adopting the determinations of the MDLY Special Committee.

In making its recommendation to the MDLY Board, the MDLY Special Committee expressly relied upon, among other things, the Barclays fairness opinion, subject to the qualifications, limitations and assumptions stated therein, together with the analyses and conclusions of Barclays in issuing its fairness opinion, including the comparable company, comparable transaction and discounted cash flow analyses (based on the MDLY Projections) contained therein, and the other factors considered and reviewed for informational purposes (including, without limitation, the historical share price analysis, transaction premium analysis and current analyst price targets analysis).

Each of the factors set forth above were important to MDLY and the Medley Affiliates in determining the fairness of the transaction to the unaffiliated security holders. With respect to whether the consideration that would have been offered to unaffiliated security holders constituted fair value, MDLY believes that the factors that are described above constitute an analysis of whether the consideration that would have been offered to unaffiliated security holders constituted fair value in relation to current market prices, historical market prices and going concern value. Moreover, while net book value had been considered as a data point, MDLY had not considered its net book value on a stand-alone basis in considering the fairness of the transaction due to the fact that MDLY’s business is based on fee income rather than asset value. MDLY had not considered liquidation value as liquidating the company was not considered.

In recommending that the MDLY Board approve the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, the MDLY Special Committee considered the terms of the MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the MDLY Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. The MDLY Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

•        The aggregate value and composition of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend, as applicable) that would have been received by the MDLY Stockholders in the MDLY Merger, including the fact that upon completion of the MDLY Merger, the unaffiliated MDLY Stockholders would have received $4.09 per share, including $0.65 payable in the form of special cash dividends, and Management would have received $3.79 per share, including $0.35 payable in the form of a special cash dividend, plus both the unaffiliated MDLY Stockholders and Management would have received 0.3836 shares of Sierra Common Stock per share of MDLY Class A Common Stock.

•        The fact that a significant portion of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend, as applicable) that would have been received by the unaffiliated MDLY Stockholders in the MDLY Merger would have been paid in cash, giving the unaffiliated MDLY Stockholders an opportunity to immediately realize value for a portion of their investment and providing certainty of value with respect to the cash portion of the MDLY Merger Consideration to be paid to the unaffiliated MDLY Stockholders.

•        The fact that, since the stock portion of the MDLY Merger Consideration would have been paid in shares of Sierra Common Stock, the MDLY Stockholders would have had the opportunity to participate in any future earnings and growth of the Combined Company and future appreciation in the value of such shares following the Mergers should they have determined to retain the shares of Sierra Common Stock payable in the MDLY Merger.

•        The fact that the total implied value of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend, as applicable) that would have been received by the unaffiliated MDLY Stockholders in the MDLY Merger represented a premium to market of approximately 100%, assuming a NAV multiple of 1.00x for Sierra, based on the closing share price of $3.45 for MDLY Class A Common Stock on August 8, 2018 (the last trading day prior to announcement of the MDLY Merger).

•        The fairness presentation by Barclays and its oral opinion delivered to the MDLY Special Committee on August 9, 2018 (which was subsequently confirmed in writing by delivery of Barclays’ written opinion dated August 9, 2018), that, as of such date, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the Consideration (as defined below) that would have been offered to the non-management holders of MDLY Class A Common Stock in the proposed MDLY Merger was fair to such stockholders, including, without limitation, the comparable company analysis, comparable transaction analysis and discounted cash flow analysis performed by Barclays. In addition, Barclays had considered and reviewed with the MDLY Special Committee other factors for informational purposes, including, among other things, the Historical Share Price Analysis, Transaction Premium Analysis and Current Analyst Price Targets Analysis.

•        The fact that the MDLY Special Committee had identified additional sources of value for the unaffiliated MDLY Stockholders, including that the Medley LLC Unitholders had agreed to forfeit all of the benefits to which they would have otherwise been entitled under the Tax Receivable Agreement in order to increase the amount of consideration that would have been available to the unaffiliated MDLY Stockholders.

•        The fact that the MDLY Special Committee successfully negotiated a pre-closing special cash dividend of $0.30 that would have been paid only to the holders of MDLY Class A Common Stock prior to the exchange of the LLC Units.

•        The belief of the MDLY Special Committee that its negotiations had resulted in the highest price per share for the unaffiliated MDLY Stockholders compared to Management and that MCC and Sierra would support.

Thorough Review of Strategic Alternatives

•        The fact that MDLY had carefully considered and evaluated, with the assistance of Management and legal and financial advisors, various potential strategic alternatives, including the robust and extensive sales processes to date run by MDLY for approximately 12 months.

•        The belief of the MDLY Special Committee (which belief had been formed after consultation with Management and legal and financial advisors) that continuing discussions with the parties who expressed interest since May 2018, or soliciting interest from additional third parties would have been unlikely to lead to a better offer and could have led to the loss of the offer in connection with the proposed MDLY Merger.

•        The fact that the parties that had submitted expressions of interest regarding a potential acquisition of MDLY since May 2018 were valuing MDLY, on a per share basis, at less than the value of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend).

•        The belief of the MDLY Special Committee (which belief was formed after consultation with Management and legal and financial advisors) that the process conducted by MDLY had resulted in the highest price reasonably available to the unaffiliated MDLY Stockholders, including any standalone options.

Strategic and Business Considerations

•        The fact that the MDLY Special Committee, comprising independent, non-employee directors of the MDLY Board, and with the assistance of independent, experienced, third party financial and legal advisors, had the authority to negotiate and reject or recommend approval of the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger.

•        The fact that the MDLY Special Committee had the authority to not recommend that the MDLY Board approve the MDLY Merger Agreement and the MDLY Board would have been precluded from approving the MDLY Merger Agreement under those circumstances.

•        The benefits to the Combined Company that could have resulted from the Mergers, including (i) the Combined Company could have had over $5 billion of assets under management, including $2 billion of internally managed assets, and (ii) the Combined Company was expected to be the second largest internally managed BDC and the seventh largest publicly traded BDC.

•        The fact that the Sierra Investment Advisory Agreement and the MCC Investment Management Agreement are renewed annually, renewal effectively requires, and termination of the agreements are effectively subject only to, the approval of the independent directors of Sierra and MCC, and their terms would have provided a certain degree of leverage to Sierra and MCC given their relative importance to MDLY.

•        The fact that MDLY Stockholders would have had an ability to participate in the future growth of the Combined Company, including any future upside in the stock price and potential synergies expected to result from the Mergers.

•        The likelihood of obtaining regulatory approvals, including an exemptive order from the SEC granting relief to Sierra, MCC and MDLY under the Investment Company Act to the extent necessary to consummate the Mergers and to thereafter operate as an internally managed BDC.

Terms of the Merger Agreement

•        The terms of the MDLY Merger Agreement had been the result of extensive arm’s length negotiations among Management, the MDLY Special Committee and the Sierra Special Committee.

•        The fact that the MDLY Merger Agreement would have permitted the MDLY Board (at the direction of the MDLY Special Committee) to change its recommendation that the MDLY Stockholders vote in favor of the adoption of the MDLY Merger Agreement in response to certain acquisition proposals, if the MDLY Board (at the direction of the MDLY Special Committee) had determined that failure to change its recommendation could reasonably be expected to be inconsistent with its fiduciary duties, subject to certain procedural requirements set forth in the MDLY Merger Agreement.

•        The fact that the MDLY Board could have terminated the MDLY Merger Agreement to accept a “superior proposal” from a third party, subject to certain procedural requirements set forth in the MDLY Merger Agreement.

•        The payment of what would have been a reasonable termination fee equal to $5,350,000 by MDLY or Sierra in certain instances following termination of the MDLY Merger Agreement.

•        The fact that appraisal rights would have been available to MDLY Stockholders who complied with all of the required procedures under the DGCL, which would have allowed such holders to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery.

The MDLY Special Committee also considered certain potentially negative factors in its deliberations concerning the MDLY Merger, including, but not limited to, the following:

•        The fact that a significant portion of the MDLY Merger Consideration to be paid to MDLY Stockholders would have been paid in cash and, with respect to that portion of the consideration, the MDLY Stockholders would not have participated in the future growth of the Combined Company.

•        The fact that the stock portion of the MDLY Merger Consideration that would have been received by the MDLY Stockholders would have consisted of Sierra Common Stock based on a fixed exchange ratio and that the value of the stock portion of the MDLY Merger Consideration may have declined either before or after the MDLY Special Meeting and there would have been no adjustment to the exchange ratio, thereby exposing the MDLY Stockholders to the risks of an equity investment.

•        The uncertainty as to the price at which the Sierra Common Stock would have traded as of the consummation of the MDLY Merger.

•        The fact that consummation of the MDLY Merger had not been conditioned on the approval of a majority of the unaffiliated MDLY Stockholders.

•        The fact that, while members of Management would have owned approximately 6.2% of the shares of the Combined Company Common Stock, the unaffiliated MDLY Stockholders would have held only approximately 1.4% of the shares of the Combined Company Common Stock.

•        The fact that the MDLY Merger Agreement would have precluded MDLY from actively soliciting competing proposals and MDLY may not have terminated the MDLY Merger Agreement to accept a competing proposal from a third party unless the MDLY Board (or the MDLY Special Committee) had determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constituted a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MDLY would have been required to pay the termination fee.

•        The fact that not all of the conditions to the MDLY Merger Closing, including the required stockholder approvals, had been within the parties’ control.

•        The fact that the MDLY Merger Agreement contained certain restrictions on the ability of MDLY to conduct its business in the period between signing and closing, so that Sierra’s consent had been required in respect of certain corporate actions, the entry into certain contracts, the acquisition or disposition of material assets, certain compensation actions, and other matters.

•        The substantial costs to have been incurred by MDLY in connection with the MDLY Merger Agreement and the other transactions contemplated thereby, regardless of whether the MDLY Merger had been consummated.

•        The risk that the announcement and pendency of the MDLY Merger could have resulted in the disruption of MDLY’s business, including the possible diversion of Management and employee attention, potential employee attrition and potential adverse effects on MDLY’s business relationships.

•        The challenges inherent in the combination of three businesses, including the risk that integration of the three companies may have taken more time or have been more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to be obtained may not have been fully or timely realized.

The MDLY Special Committee considered the factors taken into account by Barclays in issuing its fairness opinion. In determining the MDLY Merger was advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders, the MDLY Special Committee expressly adopted the analysis and conclusions of Barclays in issuing its fairness opinion as part of its considerations in making such determination.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MDLY Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MDLY Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MDLY Special Committee, the potential risks associated with the MDLY Merger Agreement and the transactions that had been contemplated thereby, including the MDLY Merger, were favorably offset by the potential benefits of the MDLY Merger Agreement and the transactions that had been contemplated thereby, including the MDLY Merger. This explanation of the MDLY Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements.”

Recommendation of the Sierra Board and the Sierra Special Committee — Phase 1 Approval

At its meeting on August 9, 2018, the Sierra Board, acting upon the recommendation of the Sierra Special Committee, unanimously approved the MCC Merger Agreement and the transactions contemplated thereunder, including the MCC Merger, upon the terms and subject to the conditions and limitations set forth in the MCC Merger Agreement, declared the MCC Merger advisable, and resolved to submit the MCC Merger Agreement, and the matters described therein to the Sierra Stockholders for their approval at a special meeting of the Sierra Stockholders.

In addition, at its meeting on August 9, 2018, the Sierra Board, including the Sierra Special Committee of its independent directors, unanimously approved the MDLY Merger Agreement and the transactions contemplated thereunder, including the MDLY Merger, upon the terms and subject to the conditions and limitations set forth in the MDLY Merger Agreement, declared the MDLY Merger advisable, and resolved to submit the MDLY Merger Agreement and the matters described therein to the Sierra Stockholders for their approval at a special meeting of the Sierra Stockholders.

Recommendation of the MCC Board and the MCC Special Committee — Phase 1 Approval

At its meeting on August 9, 2018, the MCC Board, acting upon the recommendation of the MCC Special Committee, unanimously approved the MCC Merger Agreement and the transactions contemplated thereunder, including the MCC Merger, upon the terms and subject to the conditions and limitations set forth in the MCC Merger Agreement, declared the MCC Merger advisable, and resolved to submit the MCC Merger Agreement and the matters described therein to the stockholders of MCC for their approval at a special meeting of MCC’s stockholders.

Recommendation of the MDLY Board and the MDLY Special Committee — Phase 1 Approval

At its meeting on August 9, 2018, the MDLY Board, acting upon the recommendation of the MDLY Special Committee, unanimously (i) determined that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the MDLY Stockholders, (ii) approved and declared advisable the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, (iii) resolved to submit the MDLY Merger Agreement to the MDLY Stockholders for its adoption, and (iv) recommended that the MDLY Stockholders approve the adoption of the MDLY Merger Agreement.

Phase 2 — Background of the Mergers

As noted above, the solicitation of proxies for the approval of the MCC Merger Agreement and the MDLY Merger Agreement began on December 21, 2018, when the Joint Proxy Statement/Prospectus was first mailed to the stockholders of the Companies. The special meetings of stockholders of each of the Companies in connection with the approval of the Mergers were initially scheduled to be held on February 8, 2019.

On February 8, 2019, each of the special meetings of stockholders of Sierra, MCC, and MDLY were convened and adjourned without any business being conducted, other than the adjournment of such meeting to March 8, 2019.

On March 8, 2019, each of the special meetings of stockholders of Sierra, MCC, and MDLY were convened and adjourned without any business being conducted, other than the adjournment of such meeting to March 15, 2019.

On March 11, 2019, the Delaware Court of Chancery issued the Delaware Decision in connection with the MCC Stockholder Action.

On March 15, 2019, each of the special meetings of stockholders of Sierra, MCC, and MDLY were convened and adjourned without any business being conducted, other than the adjournment of such meeting to March 29, 2019.

On March 29, 2019, each of the special meetings of stockholders of Sierra, MCC, and MDLY were convened and adjourned without any business being conducted, other than the adjournment of such meeting to April 19, 2019.

On March 31, 2019, each of the MCC Merger Agreement and MDLY Merger Agreement became terminable pursuant to their terms by any of the parties thereto in light of the fact that neither the MCC Merger nor the MDLY Merger had been consummated.

On April 18, 2019, Sierra, MCC and MDLY announced that they had postponed the special meetings of stockholders relating the approval of the Mergers, and that the parties would continue to negotiate the terms of the Mergers in good faith and in the best interests of their respective stockholders.

As noted above, during Phase 1, MDLY entered into 24 confidentiality agreements in connection with its consideration of a potential strategic transaction or sale of Medley Advisors’ asset management business in order to protect the information of MDLY and its affiliates, and to ensure the integrity of the strategic review process. In that regard, the potential bidders agreed, among other things, to keep the information they received confidential and to abide by customary “standstill” provisions relating to MDLY, its subsidiaries, Sierra and MCC. Under those standstill provisions, potential bidders agreed, except as requested or consented to by MDLY, not to take certain actions regarding strategic transactions or management or control of MDLY, its subsidiaries, Sierra or MCC and, subject to an exception to permit confidential requests for waivers following the public announcement of an acquisition transaction, not to request waivers of those standstill provisions, in each case during the relevant standstill period. On April 29, 2019, MDLY sent letters to each bidder whose standstill period had not yet expired and released such bidders from all provisions of the confidentiality agreement that would have inhibited or restricted the participation in MCC’s exploration of strategic alternatives.

On May 8, 2019, the MCC Board authorized the MCC Special Committee to retain an independent investment bank of the MCC Special Committee’s choosing for the purpose of soliciting strategic alternatives for MCC upon either the amendment or waiver of the MCC Merger Agreement, as contemplated by the Term Sheet, or the termination of the MCC Merger Agreement, which strategic alternatives could, at the discretion of the MCC Special Committee, be recommended to the MCC Board for approval or rejection thereof.

On July 29, 2019, MCC commenced the 60 day “go-shop” period provided for in Amended MCC Merger Agreement, which “go-shop” period will expire on September 27, 2019. The MCC Special Committee retained Houlihan Lokey to assist it in soliciting, evaluating and potentially entering into negotiations with parties that offer a MCC Merger Competing Proposal, as defined in the Amended MCC Merger Agreement.

Set forth below is a discussion that covers various alternative proposals submitted to MCC, MDLY and Sierra. In addition, the discussion describes the terms of the Settlement, and the process undertaken by each of the Sierra Special Committee, the MCC Special Committee and the MDLY Special Committee and an analysis of the various factors that formed the basis of each committee’s decision and analysis of the various factors that formed the basis of each committee’s decision to recommend the approval of the Amended MCC Merger Agreement, including the transactions contemplated thereby, and the Amended MDLY Merger Agreement, including the transactions contemplated thereby, to its respective board of directors.

Phase 2 — Alternative Proposals

As noted above, on July 29, 2019, MCC commenced a 60 day “go-shop” period that expired on September 27, 2019. The proposals described under the headings “Proposals to MCC”, “Proposals to MDLY” and “Proposals to Sierra” set forth the indications of interest and other strategic proposals received by each of MCC, MDLY and Sierra from various bidders during Phase 1 through July 29, 2019. The disclosure below does not include any proposals that may have been received by MCC, MDLY or Sierra after July 29, 2019. MCC’s “go-shop” process conducted by the MCC Special Committee did not result in a MCC Merger Superior Proposal under the Amended MCC Merger Agreement. For more information regarding the “go-shop” process conducted by the MCC Special Committee, see “— The MCC “Go-Shop” Process.”

Proposals to MCC

ZAIS Proposal

On January 3, 2019, MCC received an unsolicited letter from ZAIS Group LLC (“ZAIS”), proposing, among other things, that MCC appoint ZAIS as an investment adviser to replace MDLY to manage a sale or liquidation of MCC (the “ZAIS Proposal”). On January 9, 2019, the MCC Special Committee, after consultation with Sandler O’Neill and Kramer Levin, unanimously recommended that the MCC Board determine, and, at a separate meeting held on January 14, 2019, the MCC Board determined that it is desirable and in the best interests of MCC and the MCC Stockholders to decline to pursue the ZAIS Proposal. At the direction of the Board, on January 24, 2019, MCC informed ZAIS, in a letter signed by Brook Taube, of the provisions contained in Section 7.10 of the MCC Merger Agreement.

On March 14, 2019, ZAIS sent an unsolicited letter to the MCC Special Committee in which it reiterated the ZAIS Proposal.

Origami Proposal

On April 4, 2018, Origami Capital Partners, LLC (“Origami”) sent a letter to Marilyn Adler, a former Managing Director of Medley Capital LLC, to express interest in purchasing 100% of Medley Capital Corporation’s (including its affiliates) interest in Medley SBIC Subsidiary. This letter was sent to Ms. Adler’s personal email address and was not shared with anyone else at MCC (see below “Phase 2 — Merger Related Litigation”).

On February 11, 2019, Origami issued a press release that included a non-binding indication of interest (the “Origami SBIC Indication of Interest”) for an acquisition of the SBIC Subsidiary. The Origami SBIC Indication of Interest contemplated a cash purchase of the SBIC Subsidiary for $45 million. The Origami SBIC Indication of Interest was non-binding and subject to conditions, including due diligence review.

On February 13, 2019, Sierra, MCC and MDLY made supplemental disclosures to the Joint Proxy Statement/Prospectus related to the Merger setting forth additional information about the Origami SBIC Indication of

Interest. As set forth in the section entitled “Special Factors — Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation” the Delaware Court of Chancery, in the MCC Stockholder Action, ordered MCC to correct certain aspects of those supplemental disclosures.

On February 14, 2019, Origami sent an unsolicited letter to MCC in which it reiterated the Origami SBIC Indication of Interest.

On February 19, 2019, after consultation with Sandler O’Neill and independent counsel, the MCC Special Committee, after deliberation and discussion: (a) determined that it is desirable and in the best interests of MCC and the MCC Stockholders to decline to pursue the Origami SBIC Indication of Interest and (b) unanimously recommended that the MCC Board determine, and, at a separate meeting, the MCC Board (i) determined that it is desirable and in the best interests of MCC and the MCC Stockholders to decline to pursue the Origami SBIC Indication of Interest, and (ii) authorized MCC to inform Origami of the MCC Board’s determination to decline to pursue the Origami SBIC Indication of Interest and key factors considered by the MCC Special Committee and the MCC Board in connection with such determination. In that regard, on February 19, 2019, MCC sent a letter to Origami notifying it of the foregoing.

On February 21, 2019, Origami sent another unsolicited letter to MCC in which it reiterated the Origami SBIC Indication of Interest.

Moreover, effective as of May 10, 2019, the SBIC Subsidiary fully repaid its outstanding SBA Debentures, and, in connection therewith, effective July 1, 2019, SBIC Subsidiary surrendered its SBIC license.

NexPoint/Highland Communications

The following is the chronology of the material contacts and events involving NexPoint Advisors, L.P., an affiliate of Highland Capital Management (“NexPoint/Highland”).

On January 24, 2019, NexPoint/Highland sent an unsolicited letter to the MCC Special Committee, proposing that, instead of consummating the Mergers, MCC enter into an external advisory agreement with NexPoint/Highland (the “NexPoint/Highland Proposal 1”). NexPoint/Highland did not provide any details regarding the incentive fee arrangement that would apply under the proposed advisory agreement.

On January 31, 2019, the MCC Special Committee unanimously recommended that the MCC Board determine, and, at a separate meeting, the MCC Board unanimously determined, that it is desirable and in the best interests of the MCC and the MCC Stockholders to decline to pursue the NexPoint/Highland Proposal 1.

On January 31, 2019, NexPoint/Highland sent another letter to the MCC Special Committee and the Sierra Special Committee, proposing that MCC merge with Sierra and that NexPoint/Highland become the external asset manager of the combined entity (the “NexPoint/Highland Proposal 2”). According to NexPoint/Highland, the NexPoint/Highland Proposal 2 avoided a $125 million “value transfer” to MDLY, and provided for $50 million of share purchases, $27 million of cost “savings”, and a $25 million cash injection to the surviving company. NexPoint/Highland did not provide any details regarding the incentive fee arrangement that would apply under the proposed advisory agreement. The next day, NexPoint/Highland issued a press release publicly announcing the NexPoint/Highland Proposal 2.

On February 2, 2019, MCC issued a press release announcing that, based on the recommendation of the MCC Special Committee, the MCC Board unanimously determined that it is desirable and in the best interests of MCC and the MCC Stockholders to decline to pursue the NexPoint/Highland Proposal 1.

On February 5, 2019, each of the MCC Special Committee and the Sierra Special Committee unanimously recommended that the MCC Board and the Sierra Board, respectively, determine, and, at separate meetings, each of the MCC Board and the Sierra Board unanimously determined, that it is desirable and in the best interests of MCC and Sierra and their respective stockholders to decline to pursue the NexPoint/Highland Proposal 2.

On February 5, 2019, NexPoint/Highland issued a press release in which they urged stockholders to vote against the MCC Merger and discussed the NexPoint/Highland Proposal 2.

On February 6, 2019, MCC and Sierra issued a joint press release announcing that their respective boards of directors had unanimously determined to decline to pursue the NexPoint/Highland Proposal 2. The press release described the factors the MCC Special Committee and the Sierra Special Committee considered in making their recommendations to their respective board of directors, which included the views of the MCC Special Committee and the Sierra Special Committee that:

•        NexPoint/Highland’s claim that its proposal provides $225 million of incremental value over the Mergers is unsubstantiated and misleading;

•        NexPoint/Highland’s proposal deprives stockholders of the expected benefits of becoming an internally managed BDC, which include the opportunity to potentially grow third-party assets under management as well as the potential for an improved market valuation as an internally managed BDC;

•        NexPoint/Highland’s proposal presents significant uncertainty to stockholders; and

•        NexPoint and its affiliate Highland Capital Management have a concerning track record as fiduciaries.

On February 15, 2019, MCC issued an investor presentation that highlighted the factors considered by the MCC Board in approving the MCC Merger, provided a timeline of NexPoint/Highland’s proposals and MCC’s responses and highlighted each component of NexPoint/Highland’s claim that its proposal provides $225 million of net value that the MCC Board determined to be misleading and inaccurate.

Also, on February 15, 2019, MCC issued a press release containing a letter, dated February 14, 2019, to Institutional Shareholder Services from MCC’s lead independent director on behalf of the MCC Special Committee discussing the factors for the MCC Special Committee’s recommendation that the MCC Board decline to pursue the NexPoint/Highland proposals.

On February 25, 2019, NexPoint/Highland issued a press release urging the MCC Stockholders to vote against the Mergers. NexPoint/Highland indicated its desire to nominate individuals to the MCC Board at the 2019 MCC Annual Meeting if the Mergers do not receive the requisite stockholder approval.

Also, on February 25, 2019, NexPoint/Highland filed a preliminary proxy statement with the SEC in connection with MCC’s special meeting of stockholders, urging stockholders to vote against the Mergers. In that filing, NexPoint/Highland indicated its desire to nominate individuals to the MCC Board at MCC’s 2019 Annual Meeting of Stockholders (the “2019 MCC Annual Meeting”) if the Mergers did not receive the requisite stockholder approval. However, NexPoint/Highland provided no additional information about such nominees, including their names or their qualifications.

On February 28, 2019, NexPoint/Highland issued a press release urging MCC Stockholders to vote against the Mergers. In its press release, NexPoint/Highland acknowledged having an interest in the matters to be acted on at MCC’s special meeting of stockholders in light of its intention to nominate two directors at the 2019 MCC Annual Meeting if the Mergers did not receive the requisite stockholder approval. Attached to the press release was an open letter addressed to the Chairman of the MCC Board noting that an investment vehicle affiliated with NexPoint, Highland Select Equity Master Fund, L.P. (“Highland Select”), had issued a demand to MCC to make certain of its books and records available for inspection. The stated purpose of Highland Select’s request was to investigate purported potential wrongdoing in the adjournment of MCC’s special meeting of stockholders.

On March 7, 2019, NexPoint/Highland filed a definitive proxy statement with the SEC in connection with the special meeting of stockholders urging stockholders to vote against the Mergers. In that filing, NexPoint indicated its desire to nominate individuals to the MCC Board at the 2019 MCC Annual Meeting if the Mergers did not receive the requisite stockholder approval.

On March 27, 2019, Highland Select delivered its Notice of Stockholder Nomination of Individuals for Election to the Board. The notice informed MCC, among other things, of NexPoint/Highland’s intent to nominate (i) Mark T. Goglia and (ii) Stephen A. Mongillo as director candidates for election to the MCC Board at the 2019 MCC Annual Meeting.

On April 1, 2019, NexPoint/Highland sent a letter to the MCC Special Committee in which, among other things, it proposed certain modifications to the NexPoint/Highland Proposal 2, but the modified proposal was otherwise substantially similar to the NexPoint/Highland Proposal 2. On the same day, NexPoint/Highland issued a press release urging the MCC Special Committee to consider the modified NexPoint/Highland Proposal 2.

On May 1, 2019, NexPoint/Highland filed a preliminary proxy statement with the SEC in connection with the 2019 MCC Annual Meeting urging MCC Stockholders to vote for NexPoint/Highland’s competing slate of two director nominees.

On July 9, 2019, NexPoint/Highland called the Chair of the MCC Special Committee to request that MCC delay any further proceedings in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.), which alleges, among other things, that NexPoint/Highland engaged in unlawful solicitation activities in connection with the Mergers. Following conversations with Management regarding the lawsuit, on July 11, 2019, NexPoint/Highland sent a letter to the MCC Special Committee again requesting that MCC delay any further proceedings in its lawsuit against NexPoint/Highland.

In accordance with the non-disclosure agreement entered into with NexPoint Advisors, L.P. on September 20, 2019, MCC filed on September 23, 2019 a notice pursuant to Federal Rule of Civil Procedure 41(a)(1)(A)(i) dismissing its claims against NexPoint Advisors, L.P. in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.).

Marathon Proposal

On March 1, 2019, MCC received from Marathon Asset Management (“Marathon”) a letter proposing, among other things, that MCC and Sierra terminate the Merger Agreements and each enter into an external investment advisory agreement with Marathon to replace MDLY as investment adviser (the “Marathon Proposal”).

On March 5, 2019, the MCC Special Committee unanimously recommended that the Board determine, and, at a separate meeting, the Board unanimously determined, that it was desirable and in the best interests of MCC and its stockholders to decline to pursue the Marathon Proposal.

On March 22, 2019, Marathon filed a preliminary proxy statement seeking to call a special meeting of stockholders of MCC to approve the Marathon Proposal and to solicit votes against the Mergers.

On March 27, 2019, Marathon sent a letter to the MCC Special Committee in which it reiterated the Marathon Proposal.

Notwithstanding the foregoing, Marathon did not pursue a proxy solicitation.

Proposals to MDLY

On February 5, 2019, Sierra, MCC and MDLY made supplemental disclosures to the Joint Proxy Statement/Prospectus related to the Mergers. In that regard, information concerning the Mergers set forth in the Joint Proxy Statement/Prospectus was supplemented by the information set forth below.

Each of the proposals to MDLY were considered and evaluated by the MDLY Board and, in the case of the proposals to MDLY from Lantern and NexPoint/Highland, the MDLY Special Committee. None of the proposals set forth below were found to be in the best interests of MDLY and the MDLY Stockholders. However, the MDLY Special Committee and, based upon the recommendation of the MDLY Special Committee, the MDLY Board determined that the Amended MDLY Merger Agreement was advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders. This determination was based in part on a thorough review of strategic alternatives, including the proposals set forth below. In that regard, in determining, and recommending to the MDLY Board, that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders, the MDLY Special Committee took into account a number of reasons, including, among others:

•        The fact that MDLY had carefully considered and evaluated, with the assistance of Management and legal and financial advisors, various potential strategic alternatives, including the robust and extensive sales processes to date run by MDLY.

•        The belief of the MDLY Special Committee (which belief was formed after consultation with Management and legal and financial advisors) that soliciting interest from additional third parties would be unlikely to lead to a better offer and could lead to the loss of the offer in connection with the proposed MDLY Merger.

•        The fact that, following the execution of the MDLY Merger Agreement on August 9, 2018, only one party submitted an expression of interest regarding a potential acquisition of MDLY, which expression of interest was conditioned on, but did not receive, the support of the Medley LLC Unitholders, and valued MDLY, on a per share basis, at less than the value of the MDLY Merger Consideration.

•        The belief of the MDLY Special Committee (which belief was formed after consultation with Management and legal and financial advisors) that the process conducted by MDLY has resulted in the highest price reasonably available to the unaffiliated MDLY Stockholders, including any standalone options.

Except as specifically supplemented by the information contained below, all information set forth in the Sierra Joint Proxy Statement/Prospectus, and the section entitled “Phase 1 — Background of the Mergers” herein, remains unchanged.

Below are terms of each non-binding indication of interest received by MDLY. The range of indicated stock and cash consideration per share of MDLY Class A Common Stock, to the extent specified, was $5.00 to $9.00 per share. This excludes any additional value attributed to the Tax Receivable Agreement liability, to which certain bidders attributed as much as $145 million of incremental value. For further information on the Tax Receivable Agreement, please refer to page 38 of MDLY’s most recent 10-K for the fiscal year ended December 31, 2017, filed March 29, 2018, which is available in the investor relations section of the mdly.com website and also on file with the SEC.

The consideration contemplated by the non-binding indications of interest compares to the MDLY Class A Common Stock merger consideration in the contemplated transaction of $6.80 per share with a mix of 40% stock and 60% cash (dollar equivalent based on the pro forma Combined Company’s NAV per share of $7.06 as of September 30, 2018).

MDLY ran two separate processes seeking indications of interest regarding potential strategic transactions: one in which preliminary bids were received in July 2017, with final bids due in August 2017; and a second in which preliminary bids were received in late November/early December of 2017, with final bids due in January 2018.

In total, MDLY received eighteen non-binding indications of interest from twelve parties, including indications of interest for MDLY and for its assets. According to the various bidders, these indications of interest included the following metrics: (i) a purchase price per share ranging from $5.00 to $9.00, (ii) a premium over the then-market price of MDLY Class A Common Stock ranging from 25% to 47%, (iii) an equity value ranging from $147 million to $280 million, and (iv) an enterprise value ranging from $250 million to $450 million.

However, the two indications of interest from Bidder 1 and Bidder 2 submitted in July 2017 were preliminary in nature and no final proposals were submitted. Of the ten parties who submitted preliminary indications of interest in November and December of 2017, only one (Party X) submitted an indication of interest in the second round of that process. Moreover, as discussed below, negotiations with Party X did not result in an actionable transaction, and a number of issues remained unresolved when negotiations terminated. As a result, because each of the proposals submitted were non-binding, included various conditions and carve-outs, involved different forms of consideration (some of which was contingent), and in all but one case did not move to the point where documentation was discussed or deal terms negotiated, MDLY believes it is impracticable and speculative to assign a particular value to any of the proposals described below.

On July 19, 2017, Bidder 1 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all cash transaction. According to Bidder 1, the indication of interest contemplated a purchase price of $8.74 per share, a premium of approximately 30% over the then-market price of MDLY Class A Common Stock, and an enterprise value of $325 million. The indication of interest did not provide an implied equity value. Bidder 1 did not specify treatment of the Tax Receivable Agreement.

On July 19, 2017, Bidder 2 submitted a preliminary, non-binding indication of interest for an acquisition of the fully-diluted equity of MDLY. According to Bidder 2, the indication of interest contemplated a purchase price of $8.05 – $8.53 per share, a premium of 25% – 32% over the then 20-day volume weighted average price of MDLY Class A Common Stock, and an equity value of $250 million – $265 million. The indication of interest contemplated that the consideration would be paid through a combination of $50 million in cash and $200 million – $215 million in the form of stock in the surviving company. The indication of interest did not provide an implied enterprise value. The price per share includes satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement.

On July 24, 2017, Bidder 2 submitted a revised, non-binding indication of interest for an acquisition of MDLY in an all-cash transaction. According to Bidder 2, the indication of interest contemplated a purchase price of $8.50 – $9.00 per share, a premium of 30% – 38% over the then 20-day volume weighted average price of MDLY Class A Common Stock, and an equity value of $264 million – 280 million. The indication of interest contemplated that the consideration would be paid through a combination of $50 million in cash and $214 million – $230 million in retained equity in the surviving company. The indication of interest did not provide an implied enterprise value. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement, which would have survived the transaction. Payments in addition to the price per share would have been due to the unit holders under the terms of the Tax Receivable Agreement.

On November 28, 2017, Bidder 3 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Bidder 3, the indication of interest contemplated an enterprise value of $300 million – $320 million and the acquisition of at least 51% of the equity of MDLY. The indication of interest did not provide an implied purchase price per share, premium over the then-market price of MDLY Class A Common Stock, or equity value. The price per share includes satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement.

On November 28, 2017, Party X submitted a preliminary, non-binding indication of interest for an acquisition of MDLY in an all-cash transaction. According to Party X, the indication of interest contemplated a purchase price of $275 million at $8.90 per share and an enterprise value of $344 million. The indication of interest did not provide an implied premium over the then-market price of MDLY Class A Common Stock or equity value. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement. Payments in addition to the price per share to the unit holders on account of the Tax Receivable Agreement were to be negotiated.

On November 28, 2017, Bidder 4 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Bidder 4, the indication of indication of interest contemplated a purchase price of $7.35 – $8.40 per share, an equity value of $226 million – $259 million, and an enterprise value of $303 million – $335.2 million. The indication of interest did not provide an implied premium over the then-market price of MDLY Class A Common Stock. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement. Payments in addition to the price per share to the unit holders on account of the Tax Receivable Agreement were to be 85% of the tax benefit actually realized by MDLY.

On November 28, 2017, Bidder 5 submitted a preliminary, non-binding indication of interest for an acquisition of MDLY. The indication of interest contemplated consideration in the form of cash and stock from Bidder 5, with up to 25% – 50% of the consideration in cash. According to Bidder 5, the indication of interest contemplated a purchase price of $7.00 – 7.50 per share and an equity value of $205 million – $220 million. The indication of interest did not provide an implied enterprise value or premium over the then-market price of MDLY Class A Common Stock. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement. Payments in addition to the price per share to the unit holders on account of the Tax Receivable Agreement were to be 85% of the tax benefit actually realized by MDLY.

On November 28, 2017, Bidder 6 submitted a preliminary, non-binding indication of interest for an acquisition of MDLY in an all-cash transaction. According to Bidder 6, the indication of interest contemplated an enterprise value of $330 – $380 million. The indication of interest did not provide an implied purchase price per share, premium over the then-market price of MDLY Class A Common Stock, or equity value. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement. Payments in addition to the price per share to the unit holders on account of the Tax Receivable Agreement were to be negotiated.

On November 30, 2017, Bidder 7 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all cash transaction. According to Bidder 7, the indication of indication of interest contemplated an enterprise value of $250 million. The indication of interest did not provide an implied purchase price per share, premium over the then-market price of MDLY Class A Common Stock, or equity value. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement, which would have survived the transaction. Payments in addition to the price per share would have been due to the unit holders under the terms of the Tax Receivable Agreement.

On December 3, 2017, Bidder 8 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Bidder 8, the indication of interest contemplated a purchase price of $8.25 per share, a premium of 35% over the then 20-day volume weighted average price of MDLY Class A Common Stock, and an equity value of $242 million. The indication of interest did not provide an implied enterprise value. Bidder 8 did not specify treatment of the Tax Receivable Agreement.

On December 4, 2017, Bidder 9 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Bidder 9, the indication of interest contemplated an enterprise value of $450 million and an equity value of $241.2 million. The indication of interest did not provide an implied purchase price per share or premium over the then-market price of MDLY Class A Common Stock. Bidder 9 assumed an “approximate liability of $145 million associated with obligations resulting from the Tax Receivable Agreement.”

On January 10, 2018, Party X submitted a revised, non-binding indication of interest for an acquisition of MDLY. The indication of interest indicated that (i) the purchaser would be a newly formed shell corporation, and (ii) Party X was continuing to review the optimal structure for the transaction, but indicated a strong preference for an asset purchase transaction that would leave certain assets and liabilities with MDLY. According to Party X, the indication of interest contemplated a purchase price of $244 million, or $7.98 per share, and an enterprise value of $300 million. The indication of interest contemplated that the consideration would be paid through a combination of $138.3 million in cash from Party X (a unspecified portion of which would be borrowed), $60.7 million of assumed cash and cash equivalents from MDLY’s balance sheet, and $50 million of seller financing on terms to be determined. Party X further indicated that it anticipated that the Tax Receivable Agreement would be terminated at closing without the payment of consideration, and that the seller financing could be reduced in satisfaction of any indemnification obligations.

On February 5, 2018, Party X submitted a revised, non-binding indication of interest for an acquisition of substantially all of the assets used in the operation of MDLY. According to Party X, the indication of interest contemplated a purchase price of $313 million, subject to certain adjustments. The indication of interest contemplated that the purchase price would be paid through a combination of $151.3 million in cash (a portion of which would be borrowed), $45 million in a promissory note issued to MDLY, and the assumption of MDLY’s existing senior secured indebtedness. The indication of interest indicated that the Tax Receivable Agreement would not be assumed and that no consideration would be paid by Party X in connection with the Tax Receivable Agreement.

On February 9, 2018, Party X submitted a revised, non-binding indication of interest for an acquisition of substantially all of the assets used in the operation of MDLY. According to Party X, the indication of interest contemplated a purchase price of $313 million, subject to certain adjustments, plus the amount of net working capital as of the closing. The indication of interest contemplated that the purchase price (excluding net working capital) would be paid through a combination of $151.3 million in cash (a portion of which would be borrowed), $45 million in a promissory note issued to MDLY and payable by the acquisition subsidiary, and the assumption of MDLY’s existing senior secured indebtedness. The indication of interest stated that certain assets (estimated by Party X to equal approximately $47.7 million), as well as the Tax Receivable Agreement, would be excluded from the transaction. In addition, the indication of interest indicated that Party X would not assume any liabilities of MDLY, other than MDLY’s existing senior indebtedness, MDLY’s lease, liabilities included within the definition of working capital and liabilities expressly agreed to by Party X. The terms of the seller financing were to be determined, but Party X indicated that it would be unsecured and subordinated to senior debt assumed by Party X, and the amount of the promissory note could be reduced in satisfaction of any indemnification obligations owed to Party X. Party X further indicated that it would not assume any liability under the Tax Receivable Agreement and that no consideration would be paid by Party X in connection with the Tax Receivable Agreement.

On March 15, 2018, Party X submitted a revised, non-binding update to its indication of interest for an acquisition of substantially all of the assets used in the operation of MDLY. According to Party X, the indication of interest contemplated a purchase price of $290 million, subject to certain adjustments, plus the amount of net working capital as of the closing. The indication of interest contemplated that the purchase price (excluding net working capital) would be paid through a combination of $128.3 million in cash (a portion of which would be borrowed), $45.3 million in the form of a promissory note issued to MDLY by the acquisition subsidiary, and the assumption of MDLY’s existing senior secured indebtedness. The update identified certain subsidiaries that would not be acquired and certain additional conditions to closing, including SBA approval. The updated indication of interest also reflected Party X’s preference for a reverse termination fee in the event Party X could not obtain financing for the transaction.

On April 19, 2018, Party X submitted a revised, non-binding update to its indication of interest for an acquisition of substantially all of the assets used in the operation of MDLY. According to Party X, the indication of interest contemplated that the purchase price would be paid through a combination of $151.3 million in cash (a portion of which would be borrowed) and $30 million in a promissory note issued to MDLY by the acquisition subsidiary, subject to certain adjustments, plus the acquisition of the net working capital of Medley LLC at $0.90 per $1.00 of net working capital. The updated indication of interest included a further potential adjustment relating to certain portfolio assets of MCC, a clarification of excluded assets and liabilities, and specifying certain conditions to closing. Although the parties engaged in further negotiations regarding the proposal, a significant number of items were unresolved, and Party X indicated that it was terminating discussions.

More than five months after the final bid deadline, MDLY received two unsolicited non-binding indications of interest. Neither party completed meaningful diligence, nor evidenced their financial capabilities to consummate a transaction. The details of the two non-binding indications of interest are as follows:

On June 22, 2018, Bidder 10 submitted a preliminary, non-binding indication of interest for an acquisition of 100% of the outstanding Class A and Class B Common Stock of MDLY and the outstanding limited liability company units of Medley LLC not owned by MDLY. According to Bidder 10, the indication of interest contemplated a purchase price of $5.00 per share, a premium of 47% over the then-market price of MDLY Class A Common Stock, and an equity value of $147 million. The indication of interest contemplated that the consideration would be paid in the form of (i) $106.6 million in cash to stockholders of MDLY and holders of limited liability company units of Medley LLC and (ii) payments in satisfaction of the Tax Receivable Agreement and for certain consulting services with a net present value of $40.4 million. The indication of interest did not provide an implied an enterprise value. Bidder 10 did not specify treatment of the Tax Receivable Agreement.

On July 30, 2018, Lantern submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Lantern, the indication of indication of interest contemplated a purchase price of $256 million at $5.09 per share (net of debt and estimated cash balances), and a premium of 38% – 39% over the then-market price of MDLY Class A Common Stock. The indication of interest did not provide an implied enterprise value or equity value. Lantern did not specify treatment of the Tax Receivable Agreement.

Additional Detail Regarding MDLY Projections

The MDLY Projections in the Joint Proxy Statement/Prospectus include forecasted revenue that is attributable to (i) MCC, (ii) SIC, and (iii) other MDLY advisory clients. The forecasted revenues attributable to other MDLY advisory clients include projections attributable to existing and new advisory clients. The existing advisory clients to which revenue is attributable include Institutional SMA and Long-Dated Funds, SMA9, Sierra Opportunity Fund (“SOF”), Sierra Total Return Fund (“STRF”), and Medley Credit Opportunity Fund. The new advisory clients to which revenue is attributable include Medley Tactical Opportunity Fund, Medley Senior Loan Strategy Fund, Sierra Commercial Real Estate Fund, and Sierra Real Estate Interval Fund. Below is the summary of MDLY’s projections included in the Joint Proxy Statement/Prospectus that was first mailed to the stockholders of the Companies on December 21, 2018:

($ in millions)	2018E	2019E	2020E	2021E
Revenue
Medley Capital Corporation	$13.7	$13.5	$13.5	$13.5
Sierra Income Corporation	19.8	20.3	21.1	22.5
Other	15.0	21.5	29.5	40.5
Base Management Fees	$48.5	$55.2	$64.1	$76.5

Note: Numbers in table above may not sum due to rounding.

Below is detail on what is included in the “Other” line item in the table above:

($ in millions)	2018E	2019E	2020E	2021E
Detail: Line Item “Other”
Existing Advisory Clients:
Institutional SMA and Long-Dated Funds	$13.3	$14.7	$17.3	$20.1
SMA 9	0.6	1.1	1.1	1.1
SOF/STRF	0.1	0.8	2.1	3.7
Medley Credit Opportunity Fund	0.9	2.2	3.1	4.1
Subtotal Existing Advisory Clients	$14.9	$18.8	$23.6	$29.0

New Advisory Clients:
Medley Tactical Opportunity Fund	$0.0	$1.6	$2.8	$4.4
Medley Senior Loan Strategy Fund	0.1	1.1	2.8	5.3
Sierra Commercial Real Estate Fund	0.0	0.0	0.0	0.3
Sierra Real Estate Interval Fund	0.0	0.0	0.3	1.6
Subtotal New Advisory Clients	$0.1	$2.7	$5.9	$11.5
Total: Line Item “Other”	$15.0	$21.5	$29.5	$40.5

Note: Numbers in table above may not sum due to rounding.

Medley Seed Funding I, Medley Seed Funding II, and Medley Seed Funding III LLC

Medley LLC’s only relationship with Fortress relates to the Joint Venture (as defined below) between Medley LLC and the Investors as described below. Fortress has no recourse against Medley LLC with respect to the Joint Venture or otherwise, other than certain redemption rights relating to each party’s interest in the Joint Venture.

As described in the Definitive Proxy Statement, Medley LLC holds 100% of the outstanding common interest, and DB MED Investor I LLC holds 100% of the outstanding preferred interest in each of Medley Seed Funding I LLC (“MSF I”) and Medley Seed Funding II LLC (“MSF II”). In addition, Medley LLC holds 100% of the outstanding common interest, and DB MED Investor II LLC holds 100% of the outstanding Preferred Interest in Medley Seed Funding III LLC (“MSF III”). DB MED Investor I LLC and DB MED Investor II LLC (collectively, the “Investors”) are indirectly owned and controlled by investment funds advised by Fortress Credit Advisors (“Fortress”) and/or its affiliates.

In that regard, on June 3, 2016, Medley LLC entered into a Master Investment Agreement (the “Master Agreement”) with the Investors to invest up to $50 million in new and existing Medley LLC managed funds; i.e. MSF I, MSF II, and MSF III (the “Joint Venture”). The terms of the Master Agreement were disclosed in a Form 8-K filed by MDLY on June 3, 2016, and in Medley LLC’s Registration Statement on Form S-1/A (File No. 333-212514) filed on July 28, 2016 (and filed as Exhibit 10.11 thereto).

Under the terms of the Master Agreement, Medley LLC agreed to invest up to $10 million in exchange for common equity interests in the Joint Venture, and the Investors agreed to invest up to $40 million in exchange for preferred equity interests in the Joint Venture. In addition, on account of the preferred equity interests, the Investors are entitled to receive an 8% preferred distribution, 15% of the Joint Venture’s profits, and up to 8% of the net advisory revenues from one of Medley LLC’s subsidiaries.

Specifically, the Joint Venture effectuated the formation of (i) MSF I for the purpose of acquiring common stock of MCC, (ii) MSF II for the purpose of acquiring common stock of STRF, and (iii) MSF III for the purpose of holding a certain equity interest in STRF Advisors LLC, an affiliate of Medley LLC that will be the sole investment advisor to STRF. Other than the interests described above, there is no loan or other obligations between Medley LLC (or any of its affiliates) and Fortress. Fortress has no recourse against Medley LLC with respect to the Joint Venture or otherwise, other than certain redemption rights relating to each party’s interest in the Joint Venture.

Upon closing of the Mergers or only the MDLY Merger, a Put Option Trigger Event (as defined in the Master Agreement) will occur because Brook Taube and Seth Taube (directly or through their respective family members and family trusts) will have ceased to have the power to vote or direct the vote of 50.1% or more of the voting power of the outstanding equity interests of Medley LLC. Upon the occurrence of the Put Option Trigger Event, the Investors shall be entitled, at their unanimous option, to put the preferred interests described above back to MSF I, MSF II, and MSF III, in accordance with the provisions set forth in the Master Agreement (the “Put Option”). Upon the exercise of the Put Option by the Investors, Medley LLC shall cause MSF I and MSF II, jointly and severally, to immediately redeem the MSF I preferred interest and the MSF II preferred interest either, at Medley LLC’s sole discretion, (i) in cash for an aggregate amount equal to a sum to be determined based upon an agreed upon formula set forth in the Master Agreement, or (ii) through a distribution of cash, MCC Stock and STRF stock having a then fair market value that is based on an agreed upon formula set forth in the Master Agreement. Medley LLC did not guarantee payment or performance of any of the obligations of MSF I, MSF II or MSF III upon exercise of a Put Option by the Investors.

On October 22, 2019, Medley LLC, MSF I, MSF II, and MSF III received notice that the Investors were exercising their put option rights under the Master Agreement. In accordance with their obligations under the Master Agreement, on October 25, 2019 and October 28, 2019, (i) MSF I distributed to the Investors all of its assets (including the 7,756,938 shares of Medley Capital Corporation), and (ii) MSF III distributed to the Investors all of its assets (including its preferred interest in STRF Advisors LLC). MSF II expects to distribute to the Investors all of its assets (including approximately 82,121 shares held by Seed Investor II in Sierra Total Return Fund). These distributions of assets by MSF I, MSF II and MSF III are not expected to have a net economic impact on MDLY or on MDLY’s financial statements.

Additional Proposals to MDLY

In addition to the proposals described in the supplemental disclosures to the Joint Proxy Statement/Prospectus related to the Mergers dated February 5, 2019, MDLY also received the following proposals from NexPoint/Highland and Lantern.

On March 20, 2019, NexPoint/Highland submitted a non-binding indication of interest for an acquisition of Medley LLC and MDLY. The indication of interest indicated that NexPoint/Highland would (i) acquire all of the equity of Medley LLC for $20 million in the aggregate payable in cash at closing, plus a right to share in 20% of MDLY’s annual gross revenue, payable each year over a period of 10 years; and (ii) acquire all of the MDLY Class A Common Stock (whether via merger or some other mechanism), with pro rata participation for an amount of consideration, payable in cash at closing, equal to the present value of the total consideration to be paid to the Medley LLC Unitholders. This proposal was, however, subject to both the MCC Board and the Sierra Board, and the respective stockholders of MCC and Sierra, consenting to the change of control of MDLY and the continuation of the MCC Investment Management Agreement and the Sierra Investment Advisory Agreement. In connection with such approvals, NexPoint Highland proposed that it would agree to: (i) reduce the existing base management fees under both the MCC Investment Management Agreement and the Sierra Investment Advisory Agreement to 1.25% per annum on the respective gross assets of MCC and Sierra, and reduce the incentive fee to 15% on income and capital gains (although there was no mention of a hurdle rate); (ii) cap overhead expense reimbursement to 0.50% per annum on the respective gross assets of MCC and Sierra; (iii) pay a $10 million success fee to MCC and a $15 million success fee to Sierra upon completion of the transaction; (iv) purchase at least $30 million worth of MCC Common Stock and $20 million worth of Sierra shares in the aggregate, one-third of which would be made during the 60 days following the transaction, an additional one-third of which would be made during the following 90 days, and the final one-third of which would be made during the following 90 days, in each case either in open market purchases at the then current market price, if below NAV, or directly from the MCC or Sierra, as applicable, at NAV; and (v) alternatively, if the MCC Board and the Sierra Board continued to desire to merge MCC and Sierra, to provide the same economics outlined above for the benefit of the surviving company.

The indication of interest contemplated that the proposed transaction was not subject to a financing contingency. NexPoint/Highland also requested that MDLY enter into a non-disclosure agreement to allow NexPoint/Highland to complete a high-level diligence review, pursuant to which NexPoint/Highland would agree that the information received pursuant to the non-disclosure agreement could not be used for any purpose other than negotiations between them and MDLY with respect to their proposal. On March 27, 2019, at a meeting of the MDLY Board, Management, in their capacity as the Medley LLC Unitholders, indicated they would not support a sale of Medley LLC on the terms proposed by Nexpoint/Highland. On March 30, 2019, the MDLY Special Committee discussed the NexPoint/Highland proposal and Management’s and the Medley LLC Unitholders’ views with respect thereto. Due to the Medley LLC Unitholders’ lack of support for the proposal, which would be a condition precedent to the consummation of any such transaction, among other reasons, the MDLY Special Committee determined not to engage with NexPoint/Highland.

On May 24, 2018, Lantern and MDLY entered into a non-disclosure agreement in connection with MDLY’s consideration of strategic alternatives. Among other things, the non-disclosure agreement prohibited Lantern from disclosing confidential information received from MDLY and its representatives and initiating, inducing, encouraging or attempting to induce MCC or any funds advised by MDLY to terminate, amend, or otherwise modify their advisory agreements with MDLY or enter into any advisory agreement with any person other than MDLY.

On July 30, 2018, Lantern submitted a non-binding indication of interest for an acquisition of MDLY. The indication of interest indicated that (i) the purchaser would be a newly formed special purpose entity, and (ii) Lantern would acquire all of the outstanding shares of MDLY Class A Common Stock and all of the Medley LLC Units. According to Lantern, the indication of interest contemplated a purchase price of $256 million at $5.09 per share, net of debt and estimated cash balances. The indication of interest contemplated that the consideration would be paid in cash, with no financing contingency.

On August 21, 2018, Lantern sent an unsolicited email to a representative of MDLY. In the August 21 email, Lantern stated the following: “[g]iven the goal of merging the BDC, would it be useful if we offered to acquire the loans on non-accrual and put up new capital?” MDLY’s Management promptly informed the MCC Special Committee of Lantern’s email. The MCC Special Committee considered the Lantern email in consultation with its independent legal and financial advisors, and unanimously recommended that MCC decline to pursue the submission from Lantern at that time. As set forth in the section entitled “Special Factors — Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation,” the Delaware Court of Chancery in the MCC Stockholder Action found that the MCC Board was not made aware of certain details about Lantern’s proposal.

Proposals to Sierra

NexPoint/Highland Communications

On January 31, 2019, NexPoint/Highland sent the Sierra Special Committee a letter setting forth NexPoint/Highland Proposal 2. NexPoint/Highland did not provide any details regarding the incentive fee arrangement that would apply under the proposed advisory agreement. The next day, NexPoint/Highland issued a press release publicly announcing the NexPoint/Highland Proposal 2.

On February 5, 2019, the Sierra Special Committee unanimously recommended that the Sierra Board determine and, in a separate meeting, the Sierra Board unanimously determined, that it is desirable and in the best interests of Sierra and the Sierra Stockholders to decline to pursue the NexPoint/Highland Proposal 2.

On February 6, 2019, MCC and Sierra issued a joint press release announcing that their respective boards of directors had unanimously determined to decline to pursue the NexPoint/Highland Proposal 2. The press release described the factors the MCC Special Committee and the Sierra Special Committee considered in making their determinations to their respective board of directors, which included the views of the MCC Special Committee and the Sierra Special Committee that:

•        NexPoint/Highland’s claim that its proposal provides $225 million of incremental value over the Mergers is unsubstantiated and misleading;

•        NexPoint/Highland’s proposal deprives stockholders of the expected benefits of becoming an internally managed BDC, which include the opportunity to potentially grow third-party assets under management as well as the potential for an improved market valuation as an internally managed BDC;

•        NexPoint/Highland’s proposal presents significant uncertainty to stockholders; and

•        NexPoint and its affiliate Highland Capital Management have a track record of concern as fiduciaries.

The following is the chronology of the material contacts and events involving NexPoint/Highland subsequent to the July 29, 2019 effective date of each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement.

On August 25, 2019, NexPoint/Highland sent an unsolicited letter to the Sierra Special Committee, proposing that, instead of consummating the Mergers, MCC merge into Sierra and that the surviving company enter into an external advisory agreement with NexPoint/Highland (the “NexPoint/Highland Proposal 3”).

On September 3, 2019, S&W, at the request of the Sierra Special Committee, sent an information request to NexPoint/Highland requesting certain information about NexPoint/Highland (the “September 3, 2019 Request”) to assist the Sierra Special Committee in evaluating NexPoint/Highland and the NexPoint/Highland Proposal 3.

On September 8, 2019, NexPoint/Highland provided a response to the September 3, 2019 Request.

On September 11, 2019, Broadhaven, on behalf of the Sierra Special Committee, sent an email to NexPoint/Highland requesting certain additional information from NexPoint/Highland (the “September 11, 2019 Request”).

On September 16, 2019, NexPoint/Highland provided a response to the September 11, 2019 Request.

On September 16, 2019, Broadhaven, on behalf of the Sierra Special Committee, sent an email to NexPoint/Highland requesting certain additional information from NexPoint/Highland (the “September 16, 2019 Request”).

On September 18, 2019, NexPoint/Highland provided a response to the September 16, 2019 Request.

On September 19, 2019, the Sierra Special Committee met with representatives of Broadhaven and S&W to discuss NexPoint/Highland, the NexPoint/Highland Proposal 3 and the upcoming meeting with representatives of NexPoint/Highland. After the meeting, Broadhaven, on behalf of the Sierra Special Committee, sent an email to NexPoint/Highland requesting certain additional information from NexPoint/Highland (the “September 19, 2019 Request”). The same day, NexPoint/Highland provided a response to the September 19, 2019 Request (the “September 19, 2019 Response”). The September 19, 2019 Response was forwarded promptly to the Sierra Special Committee.

On September 23, 2019, a representative of the Sierra Special Committee, along with representatives of Broadhaven and S&W, met in person with representatives of NexPoint/Highland (the “September 23, 2019 Meeting”) to discuss the NexPoint Highland Proposal 3, NexPoint/Highland, its investment capabilities and its personnel. During the September 23, 2019 Meeting, the Sierra Special Committee member requested additional information from NexPoint/Highland.

On September 24, 2019 and October 1, 2019, the Sierra Special Committee met with representatives of Broadhaven and S&W to discuss the September 23, 2019 Meeting and next steps with respect to the NexPoint/Highland Proposal 3.

On October 1, 2019, NexPoint/Highland sent to the Sierra Special Committee a response to the additional information requests made at the September 23, 2019 Meeting (the “October 1, 2019 Response”).

On October 4, 2019, the Sierra Special Committee met with representatives of Broadhaven and S&W to discuss the October 1, 2019 Response. Following discussion of the October 1, 2019 Response and the NexPoint/Highland Proposal 3, the Sierra Special Committee directed S&W to notify NexPoint/Highland that the Sierra Special Committee had determined not to pursue the NexPoint/Highland Proposal 3, and S&W so notified NexPoint/Highland.

Marathon Proposal

On March 4, 2019, Marathon submitted to the Sierra Special Committee an unsolicited proposal that Sierra appoint Marathon as its investment adviser to replace MDLY. The Sierra Special Committee and the Sierra Board, in consultation with their separate independent legal and financial advisors, separately reviewed the Marathon proposal, and determined that it is in the best interests of Sierra and its stockholders to decline to pursue the Marathon proposal. At a meeting held on March 6, 2019, the Sierra Special Committee concluded that the Marathon proposal did not constitute a Competing Proposal under the MCC Merger Agreement or the MDLY Merger Agreement.

Phase 2 — Merger Related Litigation

Following the announcement of the proposed Mergers, several lawsuits were filed seeking to enjoin their consummation and to recover damages. On January 11, 2019, MCC was named as a defendant in a lawsuit captioned FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. v. Medley Capital Corporation, filed in the Delaware Court of Chancery as C.A. No. 2019-0021-KSJM (the “FrontFour Section 220 Action”). MCC was also named as a defendant in a lawsuit captioned Altman v. Medley Capital Corporation, filed on January 16, 2019, in the Delaware Court of Chancery as C.A. No. 2019-0031-KSJM (the “Altman Section 220 Action,” and together with the FrontFour Section 220 Action, the “Section 220 Actions”). The plaintiffs in the Section 220 Actions filed complaints seeking to inspect certain of MCC’s books and records pertaining to the proposed Mergers under Section 220 of the DGCL. On

January 24, 2019, the Delaware Court of Chancery entered a stipulation and order governing MCC’s production of books and records. On January 28, 2019, MCC substantially completed its production of books and records in the Section 220 Actions.

On January 25, 2019, two purported class actions were commenced in the Supreme Court of the State of New York, County of New York, by alleged stockholders of MCC, captioned, respectively, Helene Lax v. Brook Taube, et al., Index No. 650503/2019, and Richard Dicristino, et al. v. Brook Taube, et al., Index No. 650510/2019 (together, the “New York Actions”). The defendants named in each complaint were Brook Taube, Seth Taube, Jeffrey Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, Mark Lerdal, Richard T. Allorto, Jr., MCC, MDLY, Sierra, and Merger Sub. The complaints in each of the New York Actions allege that the individuals named as defendants breached their fiduciary duties in connection with the MCC Merger and that the other defendants aided and abetted those alleged breaches of fiduciary duties. Compensatory damages in unspecified amounts are sought. On February 27, 2019, the New York Supreme Court entered a stipulated scheduling order requiring that defendants respond to the complaints 45 days following the later of (a) the stockholder vote on the proposed MCC Merger and (b) plaintiffs’ filing of a consolidated, amended complaint. A preliminary conference is scheduled to take place on November 19, 2019.

On February 11, 2019, the MCC Stockholder Action was commenced in the Delaware Court of Chancery by the plaintiffs in the FrontFour Section 220 Action, FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. (together, “FrontFour”). The complaint alleged that MCC’s directors at that time (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC’s stockholders in connection with the MCC Merger and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Delaware Court of Chancery issued the Delaware Decision denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by FrontFour in its complaint. The Delaware Court of Chancery held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger Agreement, but that FrontFour had failed to prove that Sierra aided or abetted those breaches of fiduciary duties.

In the Delaware Decision, the Delaware Court of Chancery ordered MCC to issue corrective disclosures consistent with the Delaware Decision and enjoined a vote of MCC Stockholders on the proposed MCC Merger until the following disclosures have been made and MCC Stockholders have had the opportunity to assimilate this information:

•        The MCC Special Committee had not been made aware, prior to the execution of the MCC Merger Agreement, of details of bids that third parties made for MDLY during MDLY’s exploration of strategic transactions in 2017 and 2018 (as identified above under “Phase 2 — Background of the Mergers — Proposals to MDLY”);

•        The MCC Special Committee had not been made aware, prior to the execution of the MCC Merger Agreement, that MDLY felt “enormous pressure” to enter into a transaction; and

•        The MCC Special Committee had not been made aware, prior to the execution of the MCC Merger Agreement, of the existence of standstill agreements entered into by MDLY during MDLY’s exploration of strategic transactions in 2017 and 2018 that prohibited potential transaction partners from presenting proposals directly to MCC without MDLY’s consent. Those potential transaction partners included Lantern Asset Management LLC, which, in July 2018, made a non-binding, contingent expression of interest in “potentially recapitalizing” MCC and “exploring alternatives for providing a significant cash infusion of new capital into MCC to the extent it is prudent,” but was prohibited from making its proposal directly to MCC due to the standstill agreement.

The Delaware Court of Chancery further found that corrective disclosures were required in connection with certain disclosures that MCC made concerning indications of interest in MCC from third parties, as follows:

•        On January 3, 2019, ZAIS Group, LLC (“ZAIS”) submitted a letter proposing that the MCC Special Committee appoint ZAIS as MCC’s new investment advisor for the sole purpose of “managing an orderly sale or liquidation of [MCC].” MDLY coordinated with the MCC Special Committee regarding whether and how to respond to ZAIS. On January 24, 2019, MCC informed ZAIS, in a letter signed by Brook Taube, of the non-solicitation provision in the MCC Merger Agreement.

•        On April 4, 2018, Origami sent a letter to Marilyn Adler, a former Managing Director of Medley Capital LLC, to express interest in purchasing 100% of Medley Capital Corporation’s (including its affiliates’) interest in SBIC Subsidiary. This letter was sent to Ms. Adler’s personal email address.

The Delaware Court of Chancery further found that, as to MCC stockholders, the Mergers contemplated by the MCC Merger Agreement and the MDLY Merger Agreement “trigger the entire fairness test.” The Delaware Court of Chancery stated that “[e]ntire fairness review arises ‘when the board labors under actual conflicts of interest,’ such as when a controlling stockholder stands on both sides of a challenged transaction or when a controlling stockholder competes with the minority stockholders for consideration.” The Delaware Court of Chancery found that FrontFour proved that half of the Medley Capital special committee was beholden to the Taube brothers, and thus the Taube brothers dominated and controlled the board with respect to the Proposed Transactions. Defendants failed to meet their burden of proving that the Proposed Transactions are entirely fair” to the MCC Stockholders with respect to fair dealing and price. The Court further found that the “deal protections of the merger agreement also fail enhanced scrutiny.”

On March 20, 2019, a purported stockholder class action was commenced in the Delaware Court of Chancery by the plaintiff in the Altman Section 220 Action, Stephen Altman, against Brook Taube, Seth Taube, Jeff Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, Mark Lerdal, and John E. Mack, captioned Altman v. Taube, et al., C.A. No. 2019-0219-KSJM (the “Altman Action”). The complaint alleged that the defendants breached their fiduciary duties to stockholders of MCC in connection with the adjournments of the vote of MCC Stockholders on the proposed Mergers. On April 8, 2019, the Delaware Court of Chancery granted a stipulation consolidating the MCC Stockholder Action and the Altman Action, designating the amended complaint in the MCC Stockholder Action as the operative complaint, and designating the plaintiffs in the MCC Stockholder Action and their counsel as the lead plaintiffs and lead plaintiffs’ counsel, respectively.

On April 5, 2019, a purported stockholder class action was commenced in the Supreme Court of the State of New York, County of New York, by alleged stockholders of Sierra, captioned Roger Anderson et al. v. Stephen R. Byers et al., Index No. 652006/2019 (the “Anderson Action”). The named defendants in the Anderson Action are Stephen R. Byers, Oliver T. Kane, Valerie Lancaster-Beal, Brook Taube, Seth Taube, Sierra, and Merger Sub. The complaint alleges that the individuals named as defendants breached their fiduciary duties to stockholders of Sierra in connection with the proposed Mergers and that Brook Taube, Seth Taube, Sierra, and Merger Sub aided and abetted those alleged breaches of fiduciary duties. The complaint seeks to enjoin the proposed Mergers or, in the alternative, to recover money damages in an unspecified amount. On October 9, 2019, the court entered a stipulated scheduling order, which provides that the plaintiff shall file an amended complaint by November 8, 2019, and that the defendants’ time to respond to the amended complaint will be sixty days following the filing of the amended complaint. A preliminary conference is currently scheduled for November 19, 2019.

On April 15, 2019, certain parties to the MCC Stockholder Action reached agreement on the principal terms of a settlement of the MCC Stockholder Action, as reflected in the Term Sheet. Also on April 15, 2019, in connection with the execution of the Term Sheet, David A. Lorber and Lowell W. Robinson were appointed to the MCC Board. In addition, the MCC Board added Messrs. Lorber and Robinson to the MCC Special Committee, with Mr. Lorber serving as Chair of the MCC Special Committee. On July 29, 2019, following further negotiations, the Settlement was entered into by and among MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC Advisors, Medley LLC, and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand, in connection with the MCC Stockholder Action.

The Settlement provides for the settlement of all claims that were or could have been brought against the Medley Parties in the MCC Stockholder Action. Under the Settlement, MCC agreed to seek the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement (together with the MCC Merger Agreement, the “Merger Agreements”), which have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement annexed to the Settlement. The Settlement also provides for, if the MCC Merger is consummated, the creation of the Settlement Fund, consisting of $17 million in cash and $30 million of Sierra Common Stock, with the number of shares of Sierra Common Stock to be calculated using the pro forma net asset value reported in this Amended Joint Proxy Statement/Prospectus, which will be distributed to the Eligible Class Members. In addition, in connection with the Settlement, on July 29, 2019, MCC entered into a Governance Agreement with FrontFour Capital Group LLC, FrontFour Master Fund, Ltd., FrontFour Capital Corp., FrontFour Opportunity Fund, David A. Lorber, Stephen E. Loukas and Zachary R. George, pursuant to which, among other matters, FrontFour is subject to customary standstill restrictions and required to vote in favor of the revised MCC Merger at a meeting of stockholders to approve the Amended MCC Merger Agreement.

The Settlement also provides for mutual releases between and among FrontFour and the Eligible Class Members, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the MCC Stockholder Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the MCC Stockholder Action and all claims that were or could have been asserted (other than claims against the Highland Parties, as defined in the Settlement) in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.) (the “Federal Action”), and FrontFour and the Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

The Settlement is subject to the approval of the Delaware Court of Chancery. On September 26, 2019, FrontFour filed a motion seeking an order approving the Settlement, and also moved for the Delaware Court of Chancery to award plaintiffs’ counsel attorneys’ fees in the amount of $22 million and expenses in the amount of $420,334.97 (the “Fee Application”). The Delaware Court of Chancery held a hearing to consider the Settlement and the Fee Application on October 24, 2019. The parties submitted supplemental briefing with respect to the Settlement on October 31, 2019. To date, the Delaware Court of Chancery has not issued a decision with respect to approval of the Settlement or the Fee Application.

Sierra — Process Undertaken During Phase 2

On September 4, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee members discussed their interviews of the Independent Directors of MCC, noting each potential nominee’s experience, skills and other expertise that might benefit the Combined Company Board. The Sierra Special Committee then discussed the compensation to be paid to the Independent Directors of the Combined Company Board. The Sierra Special Committee members agreed that the Independent Director compensation should be in the form of annual retainers rather than meeting fees. The Sierra Special Committee members also determined that the Independent Director compensation should be in the form of cash. The Sierra Special Committee members next discussed the compensation to be paid to the Lead Independent Director and the Sierra Special Committee Chair. The Sierra Special Committee members next discussed the terms of the employment agreements for certain key employees of MDLY.

On September 18, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update on the status of the draft proxy statement relating to the Proposed Business Combination. The Sierra Special Committee then reviewed with the S&W representatives a list of follow-up matters relating to (1) matters that needed to be completed before the closing of the Proposed Business Combination, (2) matters relating to the upcoming Sierra Board meeting, and (3) matters related to the operation of the Combined Company following the closing of the Proposed Business Combination.

On January 23, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update concerning the status of the SEC’s review of the exemptive applications filed by Sierra, MCC and MDLY in connection with the Proposed Business Combination and the likely impact the Federal government shutdown would have on the SEC’s review of those applications. The S&W representatives also discussed the status of the HSR filings in connection with the Proposed Business Combination. Finally, the Sierra Special Committee discussed with the S&W representatives the process to be used in considering the renewal of Sierra Investment Advisory Agreement.

On February 5, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The representatives of Broadhaven reviewed with the Sierra Special Committee the NexPoint/Highland Proposal 2 and presented their financial analysis of the NexPoint/Highland Proposal 2. The representatives of Broadhaven discussed the consideration being offered which included a $25 million upfront cash payment to the Surviving Company, NexPoint/Highland’s undertaking to purchase $25 million of shares of the Surviving Company at the market price over five quarters, the use of the incentive fees paid by the Surviving Company to purchase an additional $25 million of shares of the Surviving Company at the market price and certain proposals related to the management fee payable by the Surviving Company to NexPoint/Highland. The Broadhaven representatives compared the economics of the NexPoint/Highland Proposal 2 to those of two recent comparable transactions. Following the presentation by Broadhaven, the Sierra Special Committee members discussed with the representatives of Broadhaven and S&W the options available to them in regard to the NexPoint/Highland Proposal 2. Following this discussion, representatives of Management and Eversheds Sutherland then joined the call. At the request of the Sierra Special Committee, the representatives of Management discussed their assessment of the NexPoint/Highland Proposal 2.

After discussion with Management, the representatives of Management, Eversheds Sutherland and Broadhaven disconnected from the call. The Sierra Special Committee then discussed the NexPoint/Highland Proposal 2 with the S&W representatives.

On February 19, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update on the procedural posture of the MCC Stockholder Action. The S&W representatives also provided an update on the exemptive applications filed by Sierra, MCC and MDLY in connection with the Proposed Business Combination and reviewed the exemptive application process with the Sierra Special Committee.

On February 21, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives discussed a credit facility MCC proposed to enter into with TIAA Bank. The S&W representatives noted that under the terms of MCC Merger Agreement, MCC was required to obtain the consent of Sierra to enter into the credit facility with TIAA Bank. After discussion, the Sierra Special Committee voted to consent to MCC’s entering into a credit facility with TIAA Bank.

On March 8, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. Representatives of S&W provided an update on the MCC Stockholder Action and reviewed with the Sierra Special Committee the terms of a potential settlement of that litigation.

On March 11, 2019, the Sierra Special Committee held an in-person meeting with representatives of Broadhaven, Dechert and S&W. Representatives of S&W reviewed the Delaware Decision and noted that the parties had been enjoined from proceeding with their respective stockholders meetings until certain corrective disclosures had been made. The Sierra Special Committee then discussed with representatives of Broadhaven, Dechert and S&W the impact of the Delaware Court of Chancery’s decision on the Proposed Business Combination, the annual contract renewal process and the various courses of action available to Sierra.

On March 15, 2019, the Sierra Special Committee held an in-person meeting with representatives of Broadhaven and S&W. The representatives of Broadhaven and S&W provided a status update to the Sierra Special Committee, particularly in regards to MCC. The meeting was then adjourned and an in-person meeting of the Sierra Board was held. Representatives of Management and Eversheds Sutherland joined the Sierra Board meeting by telephone. Representatives of Management discussed the status of the Proposed Business Combination and the upcoming meeting at which the annual renewal of the Sierra Investment Advisory Agreement would be considered and acted upon. Representatives of Management and Eversheds Sutherland described a recent meeting with the SEC Staff concerning the SEC’s review of the exemptive applications filed in connection with the Proposed Business Combination. Management then reviewed various courses of action that could be taken in regard to the Proposed Business Combination. Following further discussion, the representatives of Management and Eversheds Sutherland disconnected from the call so that the Sierra Special Committee could discuss with the representatives of Broadhaven and S&W the matters raised during the Sierra Board call in regard to the Proposed Business Combination and the annual contract renewal.

On March 20, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. Representatives of S&W provided an update on the MCC Stockholder Action, including the terms of a potential settlement agreement. Representatives of Broadhaven discussed their due diligence meeting with Management the previous day and Broadhaven’s takeaways from that meeting, including the impact of the delay in the Proposed Business Combination on MDLY’s financials. The Sierra Special Committee then discussed with the representatives of Broadhaven and S&W actions that might be taken in order to pursue the Proposed Business Combination.

On March 22, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee discussed with the representatives of S&W the upcoming annual contract renewal meeting. Among other matters discussed were the duration of the contract renewal term and a potential management fee waiver. The Sierra Special Committee next discussed the various options to pursue the Proposed Business Combination, including amending the MCC Merger Agreement and MDLY Merger Agreement or negotiating new agreements with MCC and MDLY. The Sierra Special Committee then discussed the possibility of having a meeting at MDLY’s offices so that members of MDLY’s investment team could present to the Sierra Special Committee. The Sierra Special Committee discussed the annual contract renewal and scheduled a telephonic meeting to review with representatives of S&W the 15(c) response provided by SIC Advisors. The S&W representatives then provided an update on the MCC Stockholder Action and the status of a potential settlement agreement. The Sierra Special Committee also determined that the MCC Merger should be conditioned on the MDLY Merger but that consideration should be given to not making the MDLY Merger be conditioned on the MCC Merger. Although the members of the Sierra Special Committee continued to prefer the consummation of the Mergers, they believed there were potential benefits for the Sierra Stockholders in pursuing the MDLY Merger even if the MCC Merger was not consummated for any reason. In particular, the Sierra Special Committee was aware that MCC could accept a proposal from a third-party during the “go-shop” process or that MCC Stockholders might not approve the MCC Merger. The Sierra Special Committee noted that MDLY was not seeking to actively solicit interest from third parties and there was little risk that MDLY Stockholders would not approve the MDLY Merger. Therefore, the Sierra Special Committee determined that there was no need to contemplate proceeding with the MCC Merger in the absence of the MDLY Merger.

On March 25, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W to review SIC Advisors’ 15(c) response to the information request that had been sent on behalf of the Sierra Special Committee. Following the call, the S&W representatives communicated certain follow-up 15(c) matters to SIC Advisors.

On March 28, 2019, the Sierra Special Committee held an in-person meeting with representatives of Management, Medley personnel, Broadhaven and S&W. Members of the investment team that is responsible for the day-to-day management of Sierra provided an in-depth presentation to the Sierra Special Committee concerning, among other things, Medley’s investment professionals, the investment process, changes to the investment strategy and investment team that were made in 2015, the investment performance of Sierra and MCC since the 2015 changes, current non-accruals in Sierra’s investment portfolio and Medley’s Tactical Operations and Structured Credit businesses. Medley personnel responded to questions from the Sierra Special Committee and representatives of Broadhaven.

Following the Sierra Special Committee meeting, an in-person meeting of the Sierra Board was held. Management discussed Sierra’s and MCC’s financing arrangements. Management then discussed the potential risks to MCC should the Proposed Business Combination not be consummated. Management next discussed the status of the SBIC Subsidiary, including Management’s discussions with the SBA.

Following the Sierra Board meeting, the Sierra Special Committee held an in-person meeting with representatives of Broadhaven and S&W. The Broadhaven representatives presented their due diligence as of Sierra, MCC and MDLY that showed each company’s financial performance as of June 30, 2018 and as of December 31, 2018. They also discussed the performance of Sierra and MCC, noting that Sierra’s non-accruals were fairly flat (4.2% versus 4.5%) over the six-month period, while MCC’s non-accruals had fallen over the same period (10.0% versus 9.1%).They indicated that an exchange ratio for MCC based on relative NAV was 0.83x, in contrast to 0.88x at the time of the entering into the MCC Merger Agreement and MDLY Merger Agreement in each case as compared to the agreed upon 0.805x exchange ratio. In addition, the representatives of Broadhaven noted that MDLY had Core EBITDA of $17.6 million in 2018 versus its forecast of $26.5 million. They indicated that the original forecast of Core EBITDA for MDLY in 2019 of $38.2 million was unlikely to be achieved and that adjusting the 2019 MDLY projections to reflect the decline in AUM at MCC and Sierra would result in a Core EBITDA of $31.5 million. The representatives of Broadhaven then reviewed a proposal received by MCC from an independent third-party to acquire the SBIC Subsidiary and the impact of the wind down of the SBIC Subsidiary. The Sierra Special Committee then discussed with the representatives of Broadhaven and S&W the options available to Sierra which included, among others, continuing on as a stand-alone company, engaging in a transaction with MDLY and/or MCC, engaging a new manager to manage its investment portfolio, selling its assets or liquidating. The Broadhaven representatives indicated that the rationale for the Proposed Business Combination remained but that the terms of the MCC Merger Agreement and MDLY Merger Agreement likely should be renegotiated in view of the changed circumstances since August 2018. After discussion, representatives of Management joined the meeting. They discussed the process for going forward. They also discussed the desirability for MCC to be given a go-shop opportunity and the terms of a possible settlement of the MCC Stockholder Action.

On March 29, 2019, an in-person meeting of the Sierra Board was held. Management responded to follow-up 15(c) items, including the impact to MDLY were it to lose the revenue from MCC, possible changes to Sierra’s advisory fee and a possible renewal term of less than one year. The Sierra Board meeting was adjourned temporarily and a Sierra Special Committee meeting was held during which the Sierra Special Committee approved the 2018 bonus compensation for Medley LLC Unitholders. The Sierra Special Committee was then adjourned, and the Sierra Board meeting was reconvened. Upon the recommendation of the Sierra Special Committee, the Sierra Board approved the 2018 bonus compensation for Medley LLC Unitholders.

Following the Sierra Board meeting, the Sierra Special Committee had a meeting with representatives of Broadhaven and S&W. The S&W representatives discussed the various alternatives available to Sierra.

On April 3, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. In connection with the annual contract review, Broadhaven representatives reviewed their analysis of comparable BDCs. The S&W representatives then provided an update on matters related to the Proposed Business Combination, including the negotiations regarding the extension of the terms of the MCC Merger Agreement and MDLY Merger Agreement and authorizing a go-shop for MCC.

On April 8, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives discussed a lawsuit filed in New York state court against Sierra and the each of the Directors of the Sierra Board (the “Anderson Litigation”). The Sierra Special Committee next discussed a draft letter to MDLY stating the Sierra Special Committee’s position on settlement negotiations and further negotiation of the MCC Merger Agreement and MDLY Merger Agreement. The Sierra Special Committee directed S&W to send the letter to MDLY following the meeting. The Sierra Special Committee then discussed with the S&W representatives the proposed amendment to the engagement letter with Broadhaven.

On April 10, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee discussed with the S&W representatives the proposed amendment to the engagement letter with Broadhaven. The S&W representatives noted certain differences between the fees in the original engagement letter and those proposed to be paid to Broadhaven in the amended engagement letter. Representatives of S&W discussed the status of the renegotiation of the MCC Merger Agreement and MDLY Merger Agreement.

On April 15, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. Representatives of S&W provided an update on matters related to the Proposed Business Combination. The members of the Sierra Special Committee indicated that they wanted Broadhaven’s analysis of Sierra, MCC and MDLY before they made any decision about how to proceed.

On April 17, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee discussed with the S&W representatives a request from MCC to speak to NexPoint/Highland regarding a proposal MCC had received from NexPoint/Highland. The Sierra Special Committee decided not to consent to MCC’s request until MCC had responded to Sierra’s request to begin renegotiating the MCC Merger Agreement. The Sierra Special Committee next discussed a proposed amendment to the engagement letter with Broadhaven. The S&W representatives reviewed two alternatives to structuring the compensation to be paid to Broadhaven. The Sierra Special Committee directed the S&W representatives to communicate the Sierra Special Committee’s position on consenting to MCC’s request to speak with NexPoint/Highland.

On May 7, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Sierra Special Committee received updated projections prepared by MDLY in advance of a meeting held on May 7, 2019. At the May 7, 2019 meeting of the Sierra Special Committee, the Broadhaven representatives discussed the updated projections, among other factors, in connection with its analysis of a revised valuation of MDLY. The representatives of Broadhaven and S&W provided an update on the status of the Proposed Business Combination. The Broadhaven representatives reviewed the following items: (1) the financial projections for Sierra, MCC and MDLY as of August 2018 against the current projections for those companies, (2) the updated the valuation of each company, (3) potential changes to certain of the original deal terms and (4) an analysis of a possible acquisition of MDLY, assuming no relationship between MDLY and MCC. The Broadhaven representatives reviewed the Sierra/MCC exchange ratio agreed to in August 2018 and developments since then. They indicated that both Sierra and MCC had experienced declines in their NAV per share since June 30, 2018, with MCC’s NAV per share declining 13% more than Sierra’s NAV per share over that period (11% once deal costs were factored in). The Broadhaven representatives indicated that since June 30, 2018 MCC’s non-accrual percentage had declined from 10.0% to 9.1%, while Sierra’s non-accrual percentage had declined from 4.2% to 4.0%. They indicated that since June, 30 2018 MCC’s exposure to pre-2015 investments had increased from 47% to 51%, while Sierra’s exposure to pre-2015 investments had decreased from 26% to 20%. Based on their analysis, the Broadhaven representatives indicated that the Sierra/MCC exchange ratio should then be approximately 0.70 versus the 0.805 exchange ratio agreed to in August 2018. The Broadhaven representatives then discussed the valuation of MDLY. The Broadhaven representatives next discussed the economics of a potential transaction between Sierra and MDLY that did not involve MCC. The Broadhaven representatives then reviewed areas that might be renegotiated in view of the current financial positions of Sierra, MCC and MDLY. The Sierra Special Committee discussed next steps with the representatives of Broadhaven and S&W. This discussion included consideration of possible corporate governance changes.

On May 10, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Broadhaven representatives discussed possible terms of the Proposed Business Combination that might be renegotiated, including the Sierra/MCC exchange ratio and the purchase price for MDLY, and the structure of any go-shop provision, including the duration. The Broadhaven representatives also discussed various options for handling any liabilities arising out of the MCC Stockholder Action, including a possible price adjustment. The Broadhaven representatives noted that, notwithstanding the fact that Sierra had been found not liable in the MCC Stockholder Action, if Sierra acquired MCC or MDLY, it would indirectly assume their liabilities, including any arising from the MCC Stockholder Action. The Sierra Special Committee discussed with the representatives of Broadhaven and S&W various corporate governance matters.

On May 13, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven, M&S and S&W. The Broadhaven representatives directed the Sierra Special Committee members’ attention to the presentation that had been provided prior to the meeting. The Broadhaven representatives reviewed their analysis of a potential acquisition by Sierra of MDLY, assuming MDLY no longer served as MCC’s investment manager. The analysis assumed that the MDLY forecast would be reduced by the elimination of revenues related to managing MCC, partly offset by an estimated $4 million in related operating costs. Based on such estimates representatives of Broadhaven explained that a transaction with MDLY would be dilutive to NII in 2019 but accretive to NII in 2020 and accretive to ROE in both 2019 and 2020. They also said that the transaction would be dilutive to NAV in 2019. The Broadhaven representatives also discussed their analysis of the reconciliation of the relative NAV changes at Sierra and MCC. The representatives of Broadhaven provided an overview of inbound calls from third-party credit asset managers. The Sierra Special Committee discussed with the representatives of Broadhaven, M&S and S&W potential avenues of negotiation with MCC and MDLY. At the conclusion of the discussion, the Sierra Special Committee requested that Broadhaven provide an analysis of various prices for MDLY.

A day after the call, Broadhaven circulated to the Sierra Special Committee the requested analysis. The Sierra Special Committee members communicated their agreement with the MDLY proposal. On May 14, 2019, Broadhaven conveyed to MDLY that the Sierra Special Committee proposed to acquire MDLY for $4.70 per share assuming Sierra is valued at 70% of NAV, comprised of $2.69 per share in cash, 0.34 shares of Sierra common stock for each share of MDLY common stock and a dividend of $0.40 per share. Assuming that Sierra was valued at NAV, the proposal resulted in $5.38 per MDLY share.

On May 15, 2019, Broadhaven communicated by telephone with Sandler O’Neill to convey the Sierra Special Committee’s proposal for MCC, which included a proposed exchange ratio of 0.65, the go-shop provisions and a price adjustment arising from certain settlement liabilities.

On May 20, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Broadhaven representatives reported on their recent discussions with representatives of MCC and MDLY to discuss the proposals made by the Sierra Special Committee. They indicated that on May 17, 2019, the MCC Special Committee had proposed that the exchange ratio between Sierra and MCC shares should continue to be set at 0.805. The Broadhaven representatives also reported that on May 18, 2019, representatives of Management had responded to the May 14, 2019 proposal and requested that the purchase price for MDLY be increased from $5.38 per share to $6.34 per share, in each case assuming Sierra was valued at NAV, based on a number of negotiating points including that its operating expenses would be lower given potential projected compensation expense reductions. In addition, representatives of Management requested that Sierra agree to assume certain liabilities arising from the MCC Stockholder Action in exchange for an equivalent reduction in the purchase price for MDLY. After discussion, the Sierra Special Committee directed the Broadhaven representatives to tell MCC that an exchange ratio of 0.805 was not acceptable. On May 24, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update on the status of the negotiations with MCC and MDLY. The Sierra Special Committee discussed with the S&W representatives the possibility of having an in-person meeting the following week among the Sierra Special Committee, the MCC Special Committee and their advisors. A representative of Broadhaven was then called into the meeting. At the Sierra Special Committee’s request, the representative of Broadhaven agreed to request that MCC make a counteroffer to the Committee’s proposal.

On May 30, 2019, an in-person meeting among the Sierra Special Committee, the MCC Special Committee, Broadhaven, Sandler O’Neill, S&W and Kramer Levin was held. On behalf of the MCC Special Committee, Sandler O’Neill reviewed its analysis based on a potential revised Sierra/MCC exchange ratio of 0.77 as well as information regarding the performance of MDLY. There was a discussion among the meeting participants of the treatment of the Tax Receivable Agreement. The MCC Special Committee indicated that, in its view, the purchase price for MDLY should be lower than the current offer. The meeting participants’ then discussed the go-shop provisions and termination fee. The Sierra Special Committee and MCC Special Committee then met separately with their respective advisors. The Sierra Special Committee proposed the following: (1) an exchange ratio of 0.70, (2) a 60-day go-shop opportunity that was reciprocal for Sierra and MCC, and (3) an expense reimbursement fee that was capped at $4 million in lieu of a termination fee. The Sierra Special Committee indicated that Sierra would not agree to assume MCC’s liability arising from litigation.

On May 31, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Sierra Special Committee discussed with the representatives of Broadhaven and S&W potential terms of a revised proposal for MCC. After discussion, the representatives of S&W agreed to memorialize the discussion in a term sheet and circulate that term sheet to the Sierra Special Committee. Subsequent to the meeting, S&W circulated a draft term sheet to the Sierra Special Committee. A revised draft term sheet was circulated that reflected comments from the Sierra Special Committee.

On June 5, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Sierra Special Committee discussed the potential insurance coverage available to MCC and the impact that coverage might have on the price Sierra pays for MCC. It was noted that MCC had a total of $30 million in insurance coverage and that a portion of it would remain assuming coverage for MCC’s legal defense costs. The Broadhaven representatives discussed the possibility of establishing a range for the Sierra/MCC exchange ratio range between 0.68 and 0.70 that varied depending on the amount of legal expenses incurred by MCC. The S&W representatives agreed to speak with insurance counsel for Sierra, MCC and MDLY to understand the scope of what could be covered by insurance. The Sierra Special Committee also discussed with the representatives of Broadhaven and S&W the possibility of seeking an expense reimbursement up to $4 million in the event MCC accepted a superior proposal during the go-shop period. The Broadhaven representatives next discussed the May 18, 2019 counterproposal made by MDLY. After discussion, the Sierra Special Committee agreed to offer an increase in the purchase price for MDLY from $5.38 per share to $5.68 per share, in each case assuming Sierra was valued at NAV, and agree that such price would be reduced to reflect the ultimate financial impact of any potential settlement fund assumed by Sierra, resulting in a proposed net purchase price of $4.21 per share. The Sierra Special Committee’s willingness to accept the financial impact of the Settlement Fund was based on the knowledge that the size of the Settlement Fund was fixed, and that as a result, the amount could be precisely deducted from the consideration to be paid to MDLY Stockholders. By contrast, MCC’s liability to pay Plaintiff Attorney Fees to counsel in the MCC Stockholder Action was not fixed, as it would depend on the Delaware Court of Chancery’s decision as to an attorneys’ fee award, and whether insurance would cover some or all of the Plaintiff Attorney Fees. Representatives of Broadhaven conveyed such proposal to representatives of Management immediately after the meeting.

On June 7, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The S&W representatives reported that they had a conference call with insurance counsel to Sierra, MCC and MDLY and that they now had a better understanding of plaintiffs’ attorneys fees and how much of that may be covered by insurance. After discussion, the Sierra Special Committee directed the Broadhaven representatives to convey to MCC a proposed exchange ratio of 0.68.

On June 11, 2019, the Sierra Special Committee received a proposal from the MCC Special Committee setting an exchange ratio of 0.70. The Sierra Special Committee rejected that proposal on June 12, 2019.

On June 19, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Management, Broadhaven and S&W. Management conveyed their view on whether the MCC Merger and MDLY Merger should be conditioned on one another. Management discussed their pro forma analysis of MDLY assuming the MCC Merger is not consummated. They indicated that MDLY received approximately $13 million in annual revenues from MCC, which represented 20% of MDLY’s total annual revenues, and that estimated costs savings in the event the MCC’s advisory relationship ended was between $6.9 million and $9.7 million on an annual basis. Management responded to questions from the Sierra Special Committee members and the Broadhaven representatives. Following this discussion, the Management representatives disconnected from the call. The Broadhaven representatives discussed their view of MDLY’s projections. They then discussed their analysis of MDLY at various prices with the MCC advisory relationship and without it. The Broadhaven representatives explained that a MDLY only transaction, assuming costs savings at the low end and at the high end, would be more accretive to NII and ROE than the Proposed Business Combination. They noted that a MDLY only transaction would be dilutive to NAV. The Broadhaven representatives discussed conversations with representatives of MCC regarding plaintiffs’ attorneys fees. After discussion, the Sierra Special Committee agreed to counter MCC’s latest proposal with a 0.70 exchange ratio if plaintiffs’ attorneys fees were $10 million or less, a 0.69 exchange ratio if plaintiffs’ attorneys fees were between $10 million and $12.5 million and a 0.68 exchange ratio if plaintiffs’ attorneys fees exceeded $12.5 million. The Sierra Special Committee also agreed to seek a $2.5 million expense reimbursement from Medley in the event the MCC Merger is not consummated. The Sierra Special Committee’s determination was based upon its view that the Proposed Business Combination was superior to a MDLY-only merger in light of expected NAV accretion and improvements in scale, so long as the MCC Common Stock could be acquired at a discount to MCC’s NAV to account for the credit issues in MCC’s portfolio, and so long as Sierra’s exposure to MCC’s liability for plaintiffs’ attorneys fees could be limited.

On June 21, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Broadhaven representatives provided an update on the negotiations with MCC and MDLY.

On June 28, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Broadhaven representatives reported that they had received preliminary projected June 30, 2019 results for Sierra and MCC and indicated that they and representatives of Sandler O’Neill had had a call with Management to better understand the projected results. The Broadhaven representatives suggested scheduling a meeting the following week so that Management could discuss the preliminary June 30, 2019 results with the Sierra Special Committee. The Broadhaven representatives then disconnected from the call. The Sierra Special Committee discussed corporate governance matters with the S&W representatives and agreed to schedule a meeting with representatives of Medley to discuss various corporate governance matters.

On July 3, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Management, Broadhaven and S&W. Management reviewed with the Sierra Special Committee certain investments that were forecast to contribute to an approximately 6% to 7% decline in MCC’s NAV as of June 30, 2019. Management also discussed the impact of the renegotiation of the Israeli bonds owned by MCC. Management then disconnected from the call. The Broadhaven representatives reviewed their analysis of the impact of the preliminary June 30, 2019 results on the MCC exchange ratio. They said that the relative decline in NAV at MCC suggested that the price for MCC should be lowered by 2 points. After discussion, the Sierra Special Committee instructed Broadhaven to convey to MCC a reduction in the range of exchange ratio from 0.68 – 0.70 to 0.66 – 0.68. Then, representatives of Management and Eversheds Sutherland joined the call. They reviewed the amended terms of the MCC Israeli bond indentures.

On July 10, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven, M&S and S&W. The Broadhaven representatives provided an overview of the revised transaction and reviewed the terms of the latest proposals made to MCC and MDLY by Sierra. They indicated that Sierra and MCC were close with respect to the exchange ratio while MCC still wanted its version of the go-shop provision. Representatives of Broadhaven discussed the impact of the MCC settlement liability on the purchase price for MDLY. They noted that there was a $0.70 differential in the consideration that MDLY Public Stockholders would receive in comparison to the holders of Medley LLC Units. The representatives of Broadhaven reviewed the rationale for the Proposed Business Combination, noting that most of the benefits would remain even if the MCC Merger was not consummated. They next discussed their analysis of the Proposed Business Combination and their analysis of the MDLY Merger, noting that both were accretive to 2020E NII and 2020E ROE. The Broadhaven representatives then discussed the performance of each of Sierra, MCC and MDLY since June 30, 2018. The Broadhaven representatives reviewed their analysis of Sierra at various prices, noting that Sierra was assumed, for purposes of this analysis, to trade at 70% of NAV. They then reviewed the components of the purchase price for MDLY. The Broadhaven representatives reviewed their analysis of MDLY at various prices. They noted that merger and acquisition comparables suggested a range of 6.0x to 7.0x revenue. The Broadhaven representatives indicated that the Proposed Business Combination was accretive to both 2020E NII and 2020E ROE, but dilutive to NAV at March 31, 2019.

The Broadhaven representatives then reviewed their analysis of the MDLY Merger. They noted that estimated cost savings were generally attributable to a reduction in personnel and reduced real estate costs, resulting in annual savings between $6.9 million and $9.7 million. The Broadhaven representatives reviewed their analysis of MDLY at various prices. The Broadhaven representatives indicated that the MDLY Merger was accretive to both 2020E NII and 2020E ROE, but dilutive to NAV at March 31, 2019.

The representatives of Broadhaven reviewed their fairness opinion. They noted that their conclusions were not substantially different from conclusions that they had reached in connection with their opinion they issued in August 2018. They indicated that the total consideration to be paid by Sierra was fair, from a financial point of view, to Sierra Stockholders.

The Sierra Special Committee discussed next steps with the representatives of Broadhaven and S&W. The S&W representatives reviewed the go-shop provision and termination fee.

On July 12, 2019, representatives of S&W discussed the Amended MCC Merger Agreement with representatives of Kramer Levin. The Kramer Levin representatives indicated that MCC did not want the go-shop provision to include a right for Sierra to match any offer made to MCC or for MCC to provide disclosure to Sierra regarding any proposals received by MCC.

On July 21, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven, M&S and S&W. A representative of M&S reviewed the standard of conduct governing the actions of the Sierra Special Committee members under the MGCL, including how the standard of conduct applies to the actions of the Sierra Special Committee when considering the Mergers. The Broadhaven representatives provided an update on the status of the negotiations with MCC and MDLY and the items that remained to be resolved. The S&W representatives reviewed certain terms in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement. The S&W representatives then reviewed the current litigation related to the Proposed Business Combination.

On July 24, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven, M&S and S&W. The Broadhaven representatives indicated that they needed time to assess the impact, if any, of the grant of annual compensation related restricted stock units subsequent to March 31, 2019. The Broadhaven representatives then disconnected from the call.

On July 28, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven, M&S and S&W. A representative of M&S reviewed the standard of conduct governing the actions of the Sierra Special Committee members under the MGCL, including how the standard of conduct applies to the actions of the Sierra Special Committee when considering the Mergers. Representatives of S&W reviewed the Amended MCC Merger Agreement and Amended MDLY Merger Agreement with the Sierra Special Committee, highlighting certain differences in the terms from those in the versions of the agreements approved in August 2018. The Broadhaven representatives directed the Sierra Special Committee to their analysis and fairness opinion. The Broadhaven representatives explained that both documents were substantially similar to the versions previously presented to the Sierra Special Committee and reviewed the documents with the Sierra Special Committee. The S&W representatives reminded the Sierra Special Committee that the MDLY Merger was subject to the SEC’s going-private rules because the consideration to be paid to MDLY Stockholders included both cash and stock. They discussed the Sierra Special Committee’s responsibilities under the SEC’s going-private rule in connection with its consideration of the MDLY Merger.

After discussion, the Sierra Special Committee determined to approve Sierra’s participation in the MCC Merger and the MDLY Merger; the terms of the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger; and the terms of the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger; and recommend that the Sierra Board approve the same, declare the Mergers advisable and recommend the Mergers to the Sierra Stockholders. In approving each of the MCC Merger and the MDLY Merger, the Sierra Special Committee considered the potential benefits and potential risks that might result from the consummation of each of the MCC Merger and the MDLY Merger, recognizing that there was no guarantee that the anticipated benefits would be realized.

Immediately following the Sierra Special Committee meeting, the Sierra Board held a special telephonic meeting, with all members of the Board present. Representatives of Management, Eversheds Sutherland, Broadhaven, M&S and S&W also participated in the meeting. The Chair of the Sierra Special Committee reported to the Sierra Board that representatives of Broadhaven had presented their final analysis of each of the MCC Merger and the MDLY Merger and their fairness opinion to the effect that as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the total consideration to be provided for each share of MCC Common Stock and each share of MDLY Common Stock is fair to the holders of Sierra common stock (other than Medley Advisors and its affiliates) from a financial point of view, and that representatives of S&W had reviewed the Amended MCC Merger Agreement and Amended MDLY Merger Agreement for the MCC Merger and MDLY Merger, respectively. The Chair of the Special Committee reported that based on the numerous meetings of the Sierra Special Committee and the advice of the representatives of Broadhaven, M&S and S&W, the Sierra Special Committee

had approved, and recommended that the Sierra Board approve, each of the MCC Merger and the MDLY Merger, the Amended MCC Merger Agreement, and the Amended MDLY Merger Agreement. A representative of M&S reviewed the standard of conduct governing the actions of the Sierra Board under the MGCL, including how the standard of conduct applied to the actions of the Sierra Board following the recommendations of the Sierra Special Committee and when considering the Mergers. After discussion, and on the basis of the Sierra Special Committee’s recommendation, the Sierra Board unanimously approved Sierra’s participation in each of the MCC Merger and the MDLY Merger; approved the terms of the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger; approved the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger; declared the Mergers advisable; resolved to recommend the Mergers to the Sierra Stockholders; and approved the submission of each of the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, and Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, to the Sierra Stockholders.

In connection with its consideration of the MCC Merger and the MDLY Merger, while the Sierra Special Committee considered both mergers together, it considered the merits of each merger separately. In that regard, the Sierra Special Committee and Broadhaven analyzed the value of each of MDLY and MCC separately, except insofar as the value of MDLY was impacted by the MCC Investment Management Agreement.

MCC — Process Undertaken During Phase 2

On March 22, 2019, the MCC Special Committee held a telephonic meeting with representatives of Sandler O’Neill and Kramer Levin in attendance, at which the MCC Special Committee considered the supplemental engagement of Sandler O’Neill as financial advisor to assist the MCC Special Committee in its consideration of any amendment to the MCC Merger Agreement, as well as its consideration of whether any alternative proposed business combinations involving MCC should be pursued. The MCC Special Committee noted that the supplemental engagement would commence if and when a settlement framework was agreed upon in connection with the MCC Stockholder Action. During this meeting, representatives of Kramer Levin also updated the MCC Special Committee on settlement negotiations in connection with the MCC Stockholder Action.

On March 26, 2019, the MCC Special Committee met with representatives of Kramer Levin in attendance to discuss the status of settlement negotiations in connection with the MCC Stockholder Action. Representatives of Kramer Levin reviewed with the MCC Special Committee the terms of a potential settlement agreement, including amending the MCC Merger Agreement to allow for a go-shop process. The MCC Special Committee also discussed its options if the MCC Merger Agreement was terminated, including conducting a go-shop process or pursuing a standalone option.

On April 4, 2019, the MCC Special Committee entered into a supplemental financial advisory engagement letter with Sandler O’Neill.

On April 15, 2019, certain parties in the MCC Stockholder Action entered into the Term Sheet among Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC, MCC Advisors, Medley LLC, and Medley Group LLC (together, the “Medley Parties”), on the one hand, and FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. (together, “FrontFour”), on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand.

On April 15, 2019, in connection with the execution of the Term Sheet, David A. Lorber and Lowell W. Robinson were appointed to the MCC Board. In addition, the MCC Board added Messrs. Lorber and Robinson to the MCC Special Committee, with Mr. Lorber serving as Chair of the MCC Special Committee.

On April 18, 2019, representatives of Kramer Levin sent a request on behalf of MCC to representatives of S&W that Sierra consent to the amendments to the MCC Merger Agreement contemplated by the Term Sheet.

On April 23, 2019, the MCC Special Committee met with representatives of Kramer Levin in attendance to discuss a letter sent to representatives of Kramer Levin from representatives of S&W on April 23, 2019, which communicated the Sierra Special Committee’s declination to consent to the amendments to the MCC Merger Agreement contemplated by the Term Sheet.

The MCC Special Committee then held a telephonic meeting on May 6, 2019 with representatives of Kramer Levin in attendance during which the MCC Special Committee discussed the retention of an additional financial advisor for the purposes of advising the MCC Special Committee on a potential go-shop of MCC should the MCC

Merger Agreement be amended to permit a go-shop process. The MCC Special Committee considered three potential financial advisors, including Houlihan Lokey. The MCC Special Committee evaluated each firm’s qualifications to run a go-shop process for MCC. The MCC Special Committee also assessed whether Houlihan Lokey had any conflicts that would disable it from rendering independent advice to the Special Committee.

On May 9, 2019, the MCC Special Committee met with representatives of Sandler O’Neill, Houlihan Lokey and Kramer Levin in attendance. At the direction of the MCC Special Committee, representatives of Sandler O’Neill discussed the information it had reviewed on each of MCC, Sierra and MDLY, including an updated financial review of each company, additional business information on MDLY and preliminary updated pro-forma information for the Combined Company. The MCC Special Committee also held discussions with Houlihan Lokey regarding Houlihan Lokey’s potential engagement as an additional financial advisor for the purposes of advising the MCC Special Committee on a potential go-shop of MCC should the MCC Merger Agreement be amended to contemplate this or be terminated. The MCC Special Committee evaluated Houlihan Lokey’s experience and qualifications, particularly in the BDC market. The MCC Special Committee also continued to assess whether Houlihan Lokey had conflicts that should disqualify it from rendering independent advice to the Special Committee.

On May 15, 2019, the MCC Special Committee held a telephonic meeting with representatives of Sandler O’Neill and Kramer Levin in attendance, at which the MCC Special Committee, with the assistance of Sandler O’Neill and Kramer Levin, reviewed a proposal from the Sierra Special Committee regarding proposed amendments to the MCC Merger Agreement (the “Initial Proposal”). The Initial Proposal provided for a stock-for-stock merger in which MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock using a proposed exchange ratio of 0.65 shares of Sierra Common Stock for each share of MCC Common Stock. The Initial Proposal also provided for a 30 day go-shop period for each of Sierra and MCC with a $6 million termination fee if the go-shop yielded a new deal. Sandler O’Neill discussed with the MCC Special Committee the financial aspects of the Initial Proposal. The MCC Special Committee considered the potential dilution of NAV per share of MCC Common Stock and potential accretion to NII per share from the Initial Proposal. The MCC Special Committee also considered the impact that the Settlement Amount would have on NAV and NII per share and the potential discount to NAV at which the Combined Company would likely trade.

On May 15, 2019, representatives of Broadhaven shared with Sandler O’Neill a NAV roll-forward reconciliation showing NAV data of Sierra and MCC as of June 30, 2018 and March 31, 2019, together with adjustments to March 31, 2019 NAV, and also showing estimated potential NAV data of Sierra and MCC as of June 30, 2019 based on downside credit risk assumptions provided by Management.

On May 17, 2019, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin in attendance, to further discuss the Initial Proposal. The MCC Special Committee considered, among other things, the potential financial impact of the Initial Proposal on MCC and the terms surrounding the go-shop process and determined to reject the Initial Proposal, noting, in particular, that the Initial Proposal contemplated a $6 million termination fee if the go-shop yielded a new deal. The MCC Special Committee requested that Sandler O’Neill provide a counter-proposal to the Sierra Special Committee based on the financial terms of the MCC Merger Agreement, including a proposed exchange ratio of 0.805, as an initial framework for discussions between the MCC and Sierra Special Committees (the “Counter-Proposal”).

On May 21, 2019, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin in attendance to discuss the Sierra Special Committee’s response to the Counter-Proposal. Representatives of Sandler O’Neill conveyed to the MCC Special Committee that the Sierra Special Committee had rejected the Counter-Proposal, but did not provide a counter-proposal. Sandler O’Neill reviewed with the MCC Special Committee additional information regarding MDLY.

On May 22, 2019, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin in attendance to consider the termination of the MCC Merger Agreement given that the Sierra Special Committee had rejected the Counter-Proposal and had not provided an additional counter-proposal. The MCC Special Committee requested that if the MCC Special Committee did not receive an update from the Sierra Special Committee within the next day, Sandler O’Neill convey a message to Broadhaven that unless the MCC Special Committee receives a more detailed proposal regarding amendments to the MCC Merger Agreement, including a date for a meeting between the special committees or their respective advisors, the MCC Special Committee would focus its attention on pursuing alternative strategic or standalone options (the “MCC Special Committee Request”).

On May 27, 2019, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin in attendance to discuss the Sierra Special Committee’s response to the MCC Special Committee Request. Representatives of Sandler O’Neill conveyed to the MCC Special Committee that the Sierra Special Committee did not want to meet until the MCC Special Committee had made a specific proposal on the proposed exchange ratio that was less than 0.805. The MCC Special Committee discussed with Sandler O’Neill the financial effects of reducing the proposed exchange ratio to various levels. The MCC Special Committee considered that an exchange ratio of 0.77, even without taking into account the Settlement Amount, would provide greater potential accretion to NAV per share of MCC Common Stock than the previous 0.805 exchange ratio (based on the NAV at the time the MCC Merger Agreement was entered into in August 2018). Sandler O’Neill also reviewed with the MCC Special Committee the implied valuation of MDLY in the proposed MDLY Merger and its potential impact on the value of the consideration to be received under a proposed amended MCC Merger Agreement. The MCC Special Committee requested that Sandler O’Neill provide a counter-proposal to the Sierra Special Committee proposing an exchange ratio of 0.77 to be used as a framework for negotiating key terms of amendments to the MCC Merger Agreement (the “MCC Special Committee Response”).

On May 29, 2019, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin to review various additional financial data supporting the MCC Special Committee Response and to discuss various other provisions to be negotiated with the Sierra Special Committee, including provisions relating to a go-shop process.

On May 30, 2019, the MCC and Sierra Special Committees held an in-person meeting with representatives of Sandler O’Neill, Broadhaven, Kramer Levin and S&W in attendance to consider the MCC Special Committee Response. The MCC and Sierra Special Committees engaged in extensive discussion regarding the proposed exchange ratio, the terms of a go-shop process and the proposed valuation of MDLY. The MCC and Sierra Special Committee then met separately with their respective advisors. After further discussion, representatives of Broadhaven reported that the Sierra Special Committee proposed an exchange ratio of 0.70, a 60 day go-shop period that was reciprocal for Sierra and MCC and up to $4 million in expense reimbursements in lieu of a termination fee (the “Sierra Response Proposal”). After additional discussion, the MCC and Sierra Special Committees determined to proceed with further negotiations using the Sierra Response Proposal as a framework for discussions.

The MCC Special Committee held telephonic meetings on June 8, 2019 and June 11, 2019 with representatives of Sandler O’Neill and Kramer Levin in attendance to discuss an update to the Sierra Response Proposal received from the Sierra Special Committee on June 7, 2019 (“Updated Sierra Response Proposal”). The Updated Sierra Response Proposal included a lower exchange ratio of 0.68, due to concerns expressed by the Sierra Special Committee regarding MCC’s potential litigation costs and coverage by insurance, and a 60 day go-shop period with up to $4 million in expense reimbursements if either party accepts a superior proposal during the go-shop period. Sandler O’Neill discussed with the MCC Special Committee financial aspects of the Updated Sierra Response Proposal. On June 11, 2019, the MCC Special Committee determined to reject the Updated Sierra Response Proposal, noting, in particular, that the $4 million expense reimbursement was problematic from MCC’s perspective. The MCC Special Committee requested that Sandler O’Neill provide a counter-proposal to the Sierra Special Committee proposing: (i) an exchange ratio of 0.70 (as previously proposed by Sierra in the Sierra Response Proposal), (ii) a 60 day go-shop period with up to $1 million in expense reimbursements if either party accepts a superior proposal during the go-shop period; and (iii) certain additional changes to the terms of the go-shop period (the “MCC Response Proposal”).

The MCC Special Committee held telephonic meetings on June 12, 2019 and June 13, 2019 with representatives of Sandler O’Neill and Kramer Levin to discuss the Sierra Special Committee’s response to the MCC Response Proposal received on June 12, 2019. Representatives of Sandler O’Neill conveyed to the MCC Special Committee that Broadhaven had reported that the Sierra Special Committee had rejected the MCC Response Proposal and stated that the Updated Sierra Response Proposal was its best and final offer. The MCC Special Committee discussed the terms of the Updated Sierra Response Proposal, including its concern regarding the potential impact of the $4 million expense reimbursement on the fairness and value of the go-shop process. The MCC Special Committee noted that it had rejected the Updated Sierra Response Proposal on June 11, 2019. The MCC Special Committee also discussed its options if the MCC Merger Agreement was terminated, including conducting a go-shop process or pursuing a standalone option. The MCC Special Committee considered that termination of the MCC Merger Agreement would result in foregoing the Settlement Amount. On June 13, 2019, the MCC Special Committee determined to notify the MCC Board that it planned to recommend the termination of the MCC Merger Agreement if the current impasse in negotiations with the Sierra Special Committee continued.

On June 14, 2019, the MCC Board held a telephonic meeting with representatives of Sandler O’Neill, Kramer Levin, Eversheds Sutherland and MCC management in attendance. MCC management refers to the executive officers of MCC (Brook Taube, Richard T. Allorto, Jr., and John D. Fredericks) and the senior professionals of Medley LLC (including Brook Taube, Seth Taube, Jeff Tonkel, Richard T. Allorto, Jr., John D. Fredericks and Samuel Anderson). Sandler O’Neill reviewed with the MCC Board the Updated Sierra Response Proposal. The MCC Special Committee discussed its particular concerns with the Updated Sierra Response Proposal, including the proposed go-shop provisions contained in the Proposal and its unwillingness to enter into a transaction that does not provide for a full and fair go-shop process. In particular, the Updated Sierra Response Proposal included a requirement to reimburse the other party’s expenses in an amount up to $4 million if either party accepted a superior offer during the go-shop period.

On June 20, 2019, the MCC Special Committee held a telephonic meeting with members of Sandler O’Neill, Kramer Levin and Ross Aronstam in attendance to consider a revised proposal received from the Sierra Special Committee on June 19, 2019 (the “Second Sierra Proposal”). The Second Sierra Proposal included a proposed exchange ratio of between 0.70 to 0.68 to be calculated based on the attorneys’ fees of plaintiffs’ counsel and litigation expenses paid or incurred by plaintiffs’ counsel or advanced by plaintiffs in connection with the MCC Stockholder Action, a 60 day go-shop period with no termination fee or expense reimbursement if MCC accepts a superior proposal during the go-shop period and certain other terms related to the go-shop process. Sandler O’Neill discussed with the MCC Special Committee various aspects of the Second Sierra Proposal. The MCC Special Committee considered the potential accretion to NAV per share and NII per share of MCC Common Stock from the Second Sierra Proposal (taking into account the Settlement Amount). The MCC Special Committee discussed MCC’s current significant trading discount to NAV and the deterioration of MCC’s NAV since August 2018. The MCC Special Committee considered expected potential trading values of the common stock of the Combined Company in light of the current NAV discount at which MCC trades. The MCC Special Committee also discussed the implied valuation of MDLY in the proposed MDLY Merger and its impact on the value of the consideration to be received under a proposed amended MCC Merger Agreement. The MCC Special Committee requested that Sandler O’Neill update its analysis regarding the potential financial impact of the various possible valuations of MDLY on the Second Sierra Proposal.

The MCC Special Committee held telephonic meetings on June 21, 2019 and June 24, 2019 with representatives of Sandler O’Neill and Kramer Levin in attendance to further consider the Second Sierra Proposal. Sandler O’Neill discussed with the MCC Special Committee its updated analysis regarding the potential financial impact of the various possible valuations of MDLY on the Second Sierra Proposal. The MCC Special Committee also discussed various benefits previously considered by the MCC Special Committee associated with merging into a larger company, including potentially greater investment scale and a stronger portfolio with a lower proportion of non-accruing assets and the potential advantage of operating as an “internally-managed” BDC. After additional discussion, the MCC Special Committee determined to proceed with further negotiations with Sierra, using the Second Sierra Proposal as a framework.

On June 25, 2019, the MCC Special Committee held a telephonic meeting with representatives of Sandler O’Neill and Kramer Levin in attendance to consider a revised proposal from the Sierra Special Committee on June 24, 2019 (the “Third Sierra Proposal”). The Third Sierra Proposal contained revised financial terms regarding the proposed amendments to the MDLY Merger Agreement, which impacted the implied valuation of MDLY in the proposed MDLY Merger. Sandler O’Neill reviewed with the MCC Special Committee its financial analysis associated with the Third Sierra Proposal. The MCC Special Committee considered the potential accretion to NAV per share and NII per share from the Third Sierra Proposal (taking into account the Settlement Amount). The MCC Special Committee also considered expected potential trading values of the common stock of the Combined Company in light of the current NAV discount at which MCC trades, noting the potential accretion in stock value for MCC Stockholders. The MCC Special Committee also discussed the proposed valuation of MDLY pursuant to the Third Sierra Proposal and its impact on the value of the consideration to be received by MCC Stockholders pursuant to the Proposal.

On June 30, 2019, the MCC Special Committee held a telephonic meeting with representatives of Kramer Levin in attendance to discuss the Third Sierra Proposal. The MCC Special Committee observed that the Sierra Special Committee indicated (through communication to Kramer Levin by its counsel) its intention to finalize the Third Sierra Proposal after reviewing MCC’s preliminary second calendar quarter financial projections provided by Management.

On July 8, 2019, the MCC Special Committee held a telephonic meeting with members of Sandler O’Neill and Kramer Levin to consider a revised proposal received from the Sierra Special Committee on July 3, 2019 (the “Fourth Sierra Proposal”), which included a proposed revised exchange ratio of between 0.68 to 0.66 to be calculated based on plaintiffs’ counsel fees (the “Proposed Exchange Ratio”). Sandler O’Neill conveyed to the MCC Special Committee that the proposed exchange ratio had been lowered in the Fourth Sierra Proposal based on the preliminary June 30, 2019 MCC financial projections provided by Management. Sandler O’Neill reviewed with the MCC Special Committee its updated financial analysis reflecting the Fourth Sierra Proposal. The MCC Special Committee considered the potential accretion to NAV per share and NII per share of MCC Common Stock from the Fourth Sierra Proposal (taking into account the Settlement Amount). The MCC Special Committee also discussed expected potential trading values of the common stock of the Combined Company. The MCC Special Committee considered additional proposed terms for a proposed amended MCC Merger Agreement, including the go-shop related provisions. The MCC Special Committee members discussed the importance of providing for an open and fair go-shop process for MCC. The MCC Special Committee requested that Kramer Levin send S&W a revised proposed amended MCC Merger Agreement reflecting the terms discussed.

The MCC Special Committee held telephonic meetings on July 16, 2019 and July 18, 2019 with representatives of Sandler O’Neill and Kramer Levin in attendance to discuss the Fourth Sierra Proposal and the terms of the proposed amended MCC Merger Agreement. Representatives of Kramer Levin conveyed to the MCC Special Committee that representatives of S&W indicated that the Sierra Special Committee stated that the Proposed Exchange Ratio in the Fourth Sierra Proposal was final. Representatives of Kramer Levin summarized the material terms of the proposed amended MCC Merger Agreement and reported on several provisions that Kramer Levin viewed as requiring further negotiation, including provisions relating to the go-shop, funding of the Settlement Amount and a mutual waiver and release. Over this time period, Kramer Levin and S&W engaged in negotiations concerning and exchanged revised drafts of the proposed MCC Merger Agreement.

In determining to agree to the go-shop provision and the waiver of the termination fee and reimbursement of fees under certain circumstances as requested by the MCC Special Committee, the Sierra Special Committee considered, among other things, (1) the likelihood that during the Go-Shop Period MCC would receive a proposal from a third party that was more favorable to the consideration being offered by Sierra, (2) that a MDLY Merger in the absence of the MCC Merger was expected to confer potential benefits on Sierra Stockholders and (3) that Management had agreed to assume certain expenses should the MCC Merger not be consummated. In addition, the Sierra Special Committee determined to permit MCC to solicit interest from third parties, in part, due to the decision issued by the Delaware Court of Chancery, recognizing that allowing MCC to solicit interest from third parties was likely necessary before the Delaware Court of Chancery would allow a stockholder vote on the Mergers to proceed. The Sierra Special Committee, after consulting with its legal and financial advisors, considered a variety of alternatives to the Mergers and determined not to solicit interest from third parties.

On July 19, 2019, the MCC Board held a telephonic meeting with representatives of Kramer Levin, Sandler O’Neil, Eversheds Sutherland and MCC management in attendance. MCC management refers to the executive officers of MCC (Brook Taube, Richard T. Allorto, Jr., and John D. Fredericks) and the senior professionals of Medley LLC (including Brook Taube, Seth Taube, Jeff Tonkel, Richard T. Allorto, Jr., John D. Fredericks and Samuel Anderson). The MCC Special Committee discussed the status of its negotiations with the Sierra Special Committee. Later that day, the MCC Special Committee held a telephonic meeting with representatives of Sandler O’Neill and Kramer Levin in attendance to consider the Fourth Sierra Proposal. The MCC Special Committee discussed the go-shop provisions pursuant to the Fourth Sierra Proposal, including the lack of a termination fee or expense reimbursement if MCC accepts a superior proposal during the go-shop period. The MCC Special Committee considered that the go-shop process contemplated a broad definition of competing proposals, which include third-party proposals to become the primary investment manager of MCC, among other strategic alternative transactions. The MCC Special Committee further considered the financial effects of the Fourth Sierra Proposal, including the Settlement Amount. After further discussion, the MCC Special Committee determined to proceed with further negotiations with Sierra using the Fourth Sierra Proposal as a framework for the definitive agreements among the parties.

Over the next several days, representatives of each of Eversheds Sutherland, Potter Anderson, S&W and Kramer Levin, together with representatives of the MCC Special Committee, the Sierra Special Committee and the MDLY Special Committee, engaged in extensive discussions and negotiations concerning, and exchanged numerous revised drafts of, the proposed amended MCC Merger Agreement and the proposed amended MDLY Merger Agreement. Such discussions and negotiations included the issues that the MCC Special Committee had identified previously as necessitating additional consideration, including provisions relating to the go-shop and the funding of the Settlement Amount.

On July 23, 2019, the MCC Special Committee and the MCC Board held a joint telephonic meeting with members of Sandler O’Neill, Kramer Levin, Eversheds Sutherland and MCC management in attendance. Representatives of Sandler O’Neill reviewed on a preliminary basis Sandler O’Neill’s financial analyses relating to the Proposed Exchange Ratio and Settlement Amount to be received by the holders of MCC Common Stock in connection with the proposed transaction with Sierra. Representatives of Kramer Levin summarized the material terms of the updated proposed amended MCC Merger Agreement, Settlement and Governance Agreement and the proposed amended MDLY Merger Agreement reflecting the most recent negotiations, and reported on the resolution of various issues during the course of negotiations with Eversheds Sutherland, Potter Anderson and S&W. In addition, representatives of Eversheds Sutherland also discussed the proposed amended MDLY Merger Agreement. Representatives of Kramer Levin updated the MCC Board regarding outstanding issues that remained subject to further negotiations with Sierra. The MCC Board further discussed the potential benefits of the proposed amended MCC Merger Agreement to MCC and the MCC Stockholders (including the go-shop process provided for under the proposed amended MCC Merger Agreement) and also considered various risks/challenges posed by the proposed transaction (as identified below under “Reasons for the Mergers — MCC’s Reasons for the Transactions”).

On July 24, 2019, the MCC Special Committee, and later the MCC Board, met telephonically to consider the most recently updated proposed amended MCC Merger Agreement (reflecting the most recent negotiations), the proposed transactions contemplated therein, including the MCC Merger, and related matters, including the proposed Settlement and Governance Agreement. Sandler O’Neill also updated the MCC Special Committee and the MCC Board on the status of its financial analyses, which had been impacted by a change relating to MDLY’s capitalization reflected in the updated terms of the proposed amended MDLY Merger Agreement. Sandler O’Neill informed the MCC Special Committee and the MCC Board that it did not expect this change would have a material impact on its analyses and that it would provide the MCC Special Committee and the MCC Board with updated financial analyses when available.

On July 28, 2019, the MCC Special Committee met telephonically to consider the most recently updated proposed amended MCC Merger Agreement (reflecting the most recent negotiations), the proposed transactions contemplated therein, including the MCC Merger, and related matters. Representatives of Kramer Levin reviewed with the MCC Special Committee the most recent updated proposed amended MCC Merger Agreement, the proposed amended MDLY Merger Agreement, and the proposed Settlement and Governance Agreement. Representatives of Kramer Levin also reviewed the processes undertaken by the MCC Special Committee in its consideration of the proposed transactions and potential alternatives, and reviewed again the duties of the members of the MCC Special Committee in connection with such consideration. Sandler O’Neill presented its updated financial analyses relating to the MCC Merger Consideration, taken together with the payment of the Settlement Amount. Sandler O’Neill confirmed that the change relating to MDLY’s capitalization reflected in the proposed amended MDLY Merger Agreement did not have a material impact on its analyses. In addition, Sandler O’Neill rendered to the MCC Special Committee its opinion, initially rendered verbally and confirmed by delivery of a written opinion to the MCC Special Committee, dated July 28, 2019, to the effect that as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration taken together with the per share payment of the Settlement Amount (as defined in the proposed amended MCC Merger Agreement), was fair to the holders of shares of MCC Common Stock (other than Sierra, MDLY and their respective affiliates and those holders of MCC Common Stock who are not Eligible Class Members) from a financial point of view. Following a further discussion of the benefits, risks and challenges of the proposed amended MCC Merger Agreement, the MCC Special Committee determined that the proposed MCC Merger was in the best interests of MCC Stockholders and unanimously recommended that the MCC Board approve the proposed amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger.

Later on July 28, 2019, the MCC Board, including all members of the MCC Special Committee, met telephonically to consider and act on the proposed amended MCC Merger Agreement, the transactions contemplated thereby, including the MCC Merger, and related matters, including the Settlement and the Governance Agreement. The Chair of the MCC Special Committee reported on the MCC Special Committee’s actions taken and recommendations made earlier in the day. After further discussion, on the basis of the MCC Special Committee’s recommendation, the MCC Board, including the independent directors, unanimously determined that the amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, were advisable and in the best interests of MCC and the MCC Stockholders, directed that the amended MCC Merger Agreement and the MCC Merger be submitted to the MCC Stockholders for approval and resolved to recommend that the MCC Stockholders vote to approve the amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger. In addition, the MCC Board: (i) determined that the Settlement and the terms contemplated thereby are advisable and in the best interests of MCC and MCC Stockholders and approved and declared advisable the Settlement and the terms contemplated thereby; and (ii) determined that the Governance Agreement and the terms contemplated thereby are advisable and in the best interests of MCC and MCC Stockholders and approved and declared advisable the Governance Agreement and the terms contemplated thereby.

The MCC “Go-Shop” Process

After the meeting of the MCC Special Committee on July 29, 2019, the MCC Special Committee finalized its engagement letter with Houlihan Lokey pursuant to which the MCC Special Committee retained Houlihan Lokey to assist in soliciting, evaluating and potentially entering into negotiations with parties that could make Competing Proposals under the Amended MCC Merger Agreement.

On the same day, at the direction of the MCC Special Committee, Houlihan Lokey began contacting potential counterparties to an alternative transaction with MCC in connection with the go-shop process.

During the Go-Shop Period, Houlihan Lokey contacted 194 potential buyers and strategic partners, including Party A and Party B, to solicit interest in making a proposal, resulting in 27 parties executing non-disclosure agreements with MCC. These parties were provided access to certain information regarding MCC.

Over the next several weeks, seven parties submitted initial indications of interest with a total of 12 proposals. Following discussions between these parties and Houlihan Lokey, three of these parties, including Party A and Party B, submitted revised indications of interest with a total of four proposals.

On September 26, 2019, Party A submitted a further revised indication of interest proposing, among other things, that: (i) MCC enter into an external investment advisory agreement with an affiliate of Party A; (ii) Party A contribute a minimum of $30 million of cash in exchange for shares of MCC valued at 80% of MCC’s current fair market value (“FMV”); and (iii) a Party A affiliate contribute a manager premium of up to 6.5% of gross investments (valued at 80% of MCC’s current FMV) or $20 million of cash, whichever is lower, to MCC Stockholders in the form of a special distribution (the “Party A Proposal”).

Also on September 26, 2019, Party B submitted a further revised indication of interest proposing that MCC enter into an external investment advisory agreement with a wholly owned subsidiary of Party B and Party B make an $82 million cash contribution to MCC in the form of: (i) a $65 million cash equity investment in exchange for a number of newly issued shares of MCC valued at 70% of MCC’s NAV per share immediately prior to the mailing of a proxy statement for the proposed transaction; and (ii) $17 million in cash for payment of a special distribution to MCC Stockholders as of the record date set forth in a proxy statement for the proposed transaction (the “Party B Proposal”). The Party B Proposal was accompanied by draft investment management, registration rights and stock purchase agreements.

Later on September 26, 2019, the MCC Special Committee met telephonically, with representatives of Houlihan Lokey and Kramer Levin present, to consider the Party A Proposal and the Party B Proposal. In comparing the Party A Proposal and the Party B Proposal and the transactions contemplated by the Amended MCC Merger Agreement, the MCC Special Committee considered that neither Party A nor Party B had yet secured committed debt financing (which was indicated to be necessary for consummation of the proposals). The MCC Special Committee also considered the various contingencies necessary for the MCC Merger to be consummated and their likelihood of being satisfied, including required receipt of an SEC exemptive order. Representatives of Kramer Levin discussed with the MCC Special Committee their fiduciary duties in the context of the go-shop process.

Later that evening, the MCC Special Committee met telephonically again and, following discussion and after consultation with representatives of Houlihan Lokey and Kramer Levin, the MCC Special Committee determined in good faith that each of the Party A Proposal and the Party B Proposal could reasonably be expected to lead to a Superior Proposal such that Party A and its affiliates and Party B and its affiliates each qualified as Excluded Parties under the Amended MCC Merger Agreement.

Late in the evening on September 26, 2019, Houlihan Lokey spoke with Party A. Houlihan Lokey relayed to Party A the MCC Special Committee’s determination regarding its status as an Excluded Party. Houlihan Lokey also shared specific points in the Party A Proposal that could be improved, including the financial terms of the proposal and reducing financing contingency risk. Houlihan Lokey also spoke with Party B. Houlihan Lokey relayed to Party B the MCC Special Committee’s determination regarding its status as an Excluded Party. Houlihan Lokey also shared specific points in the Party B Proposal that could be improved, including certain financial terms of the proposal and reducing financing contingency risk.

On September 27, 2019, as required by the Amended MCC Merger Agreement, MCC delivered written notice to Sierra of the MCC Special Committee’s determination that Party A and its affiliates and Party B and its affiliates each were designated as Excluded Parties.

On September 30, 2019 and October 4, 2019, representatives of Houlihan Lokey sent to representatives of Party A drafts of an investment management agreement and stock purchase agreement, respectively. On September 30, 2019 representatives of Houlihan Lokey sent to representatives of Party B a revised draft of the investment management agreement. On October 4, 2019, representatives of Houlihan Lokey sent to representatives of Party B further revised drafts of the investment management agreement and stock purchase agreement.

On October 3, 2019, the MCC Special Committee met telephonically with representatives of Houlihan Lokey and Kramer Levin to continue to consider the Party A Proposal and the Party B Proposal. At the request of the MCC Special Committee, representatives of Houlihan Lokey provided an update on each party’s due diligence and efforts to secure committed financing for their respective proposals. Representatives of Houlihan Lokey reported that, despite continuing negotiations, there had been no changes to the financial terms of each party’s proposal.

In connection with the MCC Special Committee’s evaluation of both the Party A Proposal and the Party B Proposal, representatives of Kramer Levin requested certain information on behalf of the MCC Special Committee as contemplated by Section 15(c) of the 1940 Act. On October 5, 2019, both Party A and Party B’s respective responses to the 15(c) request letter and accompanying exhibits were provided to the MCC Special Committee.

On October 7, 2019, the MCC Special Committee (including as part of its 15(c) review process) held an in-person meeting with representatives of Party A to discuss the Party A Proposal with representatives of Houlihan Lokey and Kramer Levin in attendance.

Later on October 7, 2019, the MCC Board met telephonically with representatives of Kramer Levin, Eversheds Sutherland and MCC management in attendance. Representatives of Kramer Levin provided the MCC Board with an update on the go-shop process, including an overview of the Party A Proposal and the Party B Proposal.

On October 8, 2019, the MCC Special Committee met telephonically with representatives of Houlihan Lokey and Kramer Levin to further consider the Party A Proposal and the Party B Proposal. Although neither Party A nor Party B had provided revised offers, the MCC Special Committee discussed with representatives of Houlihan Lokey the possibility that the financial terms of each of the Party A Proposal and the Party B Proposal may worsen in light of ongoing due diligence by and negotiations with Party A and Party B, respectively.

On October 10, 2019, the MCC Special Committee met telephonically with representatives of Houlihan Lokey and Kramer Levin. Representatives of Houlihan Lokey provided an update on their latest discussions with Party A and Party B, including the current financial terms of their respective proposals and the status of each party’s due diligence and efforts to secure committed financing. The MCC Special Committee observed that neither Party A nor Party B had provided revised offers nor revised drafts of any transaction documents. Later on October 10, 2019, the MCC Board met telephonically with representatives of Houlihan Lokey, Kramer Levin, Eversheds Sutherland and MCC management in attendance. Representatives of Houlihan Lokey and Kramer Levin provided the Board with an update on the go-shop process.

On October 11, 2019, the MCC Special Committee met telephonically with representatives of Houlihan Lokey and Kramer Levin. Representatives of Houlihan Lokey stated that neither Party A nor Party B had submitted a revised offer or evidence of financing contingencies being sufficiently addressed. After discussion with representatives of Houlihan Lokey and Kramer Levin, the MCC Special Committee did not find that the Party A Proposal or the Party B Proposal constituted a Superior Proposal. Later on October 11, 2019, the MCC Board met telephonically with representatives of Houlihan Lokey, Kramer Levin, Eversheds Sutherland and MCC management in attendance. Representatives of Houlihan Lokey and Kramer Levin reviewed the financial and other terms reflected in the Party A Proposal and the Party B Proposal. The MCC Special Committee informed the MCC Board that, after extensive negotiations with these parties, and after consulting with its independent financial and legal advisors, the MCC Special Committee did not find that either of the proposals constituted a Superior Proposal.

In accordance with the terms of the Amended MCC Merger Agreement, on October 12, 2019, MCC sent Party A and Party B waivers of the standstill provisions contained in their non-disclosure agreements with respect to proposals for consensual transactions. Also on October 12, 2019 and October 24, 2019, MCC sent substantially similar waivers to two other parties that entered into non-disclosure agreements with MCC in connection with the go-shop process.

MDLY — Process Undertaken During Phase 2

Following the execution of the MDLY Merger Agreement in August 2018, the MDLY Special Committee held eight telephonic meetings between October 2018 and April 2019 to discuss certain issues relating to the anticipated MDLY Merger Closing, including (i) the drafting and finalization of the Joint Proxy Statement/Prospectus filed in December 2018, (ii) the requested exemptive relief from the SEC, (iii) certain consents granted with respect to waivers of certain provisions under the MDLY Merger Agreement and the MCC Merger Agreement, (iv) litigation and associated settlement discussions in connection with MCC Stockholder Action, (v) a possible extension of the “outside date” pursuant to the MDLY Merger Agreement, and (vi) alternative proposals delivered to Sierra and MCC. In addition, following the MDLY Board’s receipt of a proposal from NexPoint/Highland on March 20, 2019, the MDLY Special Committee met to discuss the proposal and Management’s and the Medley LLC Unitholders’ views with respect thereto. The proposal from NexPoint/Highland contemplated an acquisition of Medley LLC from the Medley LLC Unitholders and a subsequent acquisition of MDLY. Due to the Medley LLC Unitholders’ lack of support for the proposal, among other reasons, the MDLY Special Committee determined not to engage with NexPoint/Highland. While the lack of support from the Medley LLC Unitholders for the NexPoint/Highland proposal was a factor in the MDLY Board’s consideration, the MDLY Board also considered the fact that the NexPoint/Highland proposal was ambiguous and lacked specific terms that were actionable. Moreover, the MDLY Board believed that expending time and resources to pursue a vague proposal that had a scarce chance at closing would not benefit MDLY Stockholders. As a result, the MDLY Board determined, consistent with their fiduciary duty to all MDLY Stockholders, to decline the NexPoint/Highland proposal.

On May 14, 2019, representatives of S&W held a telephonic meeting with representatives of Potter Anderson. On that call, representatives of S&W informed representatives of Potter Anderson that the Sierra Special Committee was not prepared to proceed with the MDLY Merger on the then-present economic terms. Representatives of S&W further stated that they would be providing a proposal with revised economic terms and would be willing to commence discussions regarding associated amendments to the MDLY Merger Agreement.

Later on May 14, 2019, Mr. Fredericks held a teleconference with Potter Anderson to convey the terms of the Sierra Special Committee’s proposal. The May 14, 2019 proposal provided that, as consideration for their shares of MDLY Class A Common Stock (including the shares of MDLY Class A Common Stock issuable following conversion of the outstanding Medley LLC Units), MDLY Stockholders would receive $3.09 cash consideration, inclusive of a $0.40 cash dividend, and 0.34 shares of Sierra Common Stock. The implied value of the merger consideration that would be paid to MDLY Stockholders would be approximately $4.70 per share, assuming shares of Sierra Common Stock trade at 0.70x NAV immediately following the consummation of the MDLY Merger; if shares of Sierra Common Stock trade at 1.00x NAV immediately following the consummation of the MDLY Merger, the implied value of the merger consideration was estimated to be approximately $5.38 per share.

On May 15, 2019, representatives of Barclays held a telephonic meeting with representatives of Broadhaven to confirm the terms of the Sierra Special Committee’s proposal.

On May 16, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson to discuss the Sierra Special Committee’s proposal. At the meeting, the MDLY Special Committee, with the assistance of representatives of Potter Anderson, reviewed process considerations in connection with the MCC Stockholder Action and discussed the appropriate role of the MDLY Special Committee and Management in negotiating the terms of the amendments to the MDLY Merger Agreement, including the amendments contemplated by the Term Sheet and the Sierra Special Committee’s proposed modifications to the MDLY Merger Consideration. The MDLY Special Committee also discussed the appropriate allocation of the MDLY Merger Consideration between the Medley LLC Unitholders and the unaffiliated MDLY Stockholders. The MDLY Special Committee determined that, based on the Delaware Court of Chancery’s findings in the MCC Stockholder Action, its initial position with respect to the allocation of consideration was that any reduction in the MDLY Merger Consideration should be borne by the Medley LLC Unitholders and the unaffiliated MDLY Stockholders should continue to receive the same value of merger consideration as they would have received under the original terms of the MDLY Merger Agreement. The MDLY Special Committee directed representatives of Potter Anderson to convey the MDLY Special Committee’s determinations to Management.

On May 17, 2019, representatives of Potter Anderson held a teleconference with Mr. Fredericks to convey the MDLY Special Committee’s determinations.

On May 28, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson to discuss strategy, timing and process considerations with respect to the Sierra Special Committee’s proposal. During the meeting, the MDLY Special Committee authorized Jeffrey Leeds to execute an amendment to the engagement letter with Barclays, which amendment established the terms under which Barclays would provide a new fairness opinion if and when requested by the MDLY Special Committee in connection with the consideration of any amendments to the MDLY Merger Agreement. Additionally, the MDLY Special Committee instructed Potter Anderson to follow-up with Management for an update regarding the MDLY Special Committee’s positions outlined during the May 16, 2019 meeting of the MDLY Special Committee.

Later on May 28, 2019, representatives of Potter Anderson held a teleconference with Mr. Fredericks to request an update from Management, including in their capacity as the Medley LLC Unitholders. The MDLY Special Committee had requested that Management lead preliminary discussions pertaining to the aggregate consideration to be offered to the MDLY Stockholders with the Sierra Special Committee, with the understanding that Management would report back to the MDLY Special Committee, which retained the authority to approve any agreement with the Sierra Special Committee. Mr. Fredericks informed the representatives of Potter Anderson that Management had conducted preliminary discussions with the Sierra Special Committee to request additional MDLY Merger Consideration for all MDLY Stockholders, and indicated that they would need additional time before engaging with the MDLY Special Committee regarding the allocation of the MDLY Merger Consideration between the Medley LLC Unitholders and the unaffiliated MDLY Stockholders. Additionally, Mr. Fredericks confirmed to representatives of Potter Anderson that Barclays could contact members of Management to proceed with its due diligence with respect to the Sierra Special Committee’s proposal.

On May 31, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. Representatives of Management attended a portion of the meeting at the invitation of the MDLY Special Committee. At the meeting, Mr. Brook Taube informed the MDLY Special Committee that Management, in their capacity as the Medley LLC Unitholders, was of the view that the amount of MDLY Merger Consideration provided to both the Medley LLC Unitholders and the unaffiliated MDLY Stockholders would have to be reduced to reflect downward adjustments to MDLY’s financial projections since August 2018, when the deal was originally executed. Mr. Taube emphasized that a deal where the unaffiliated MDLY Stockholders received merger consideration equal in value to what they would have received pursuant to the original terms of the MDLY Merger Agreement was “off the table.” Mr. Taube indicated that Management was in discussions with the Sierra Special Committee and the MCC Special Committee to finalize the terms of the allocation of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action prior to engaging with the MDLY Special Committee regarding the allocation of the MDLY Merger Consideration between the Medley LLC Unitholders and the unaffiliated MDLY Stockholders. With the consent of the MDLY Special Committee, Management engaged in discussions with the understanding that they could not bind MDLY or otherwise enter into any agreements with the Sierra Special Committee without the approval of the MDLY Special Committee. The MDLY Special Committee felt it was appropriate for Management to lead these discussions as members of the MDLY Special Committee continued to be of the view that any financial impact of any potential settlement fund relating to the MCC Stockholder Action should not be borne by the unaffiliated MDLY Stockholders, including through any reduction in the MDLY Merger Consideration payable to such stockholders. Members of the MDLY Special Committee reiterated to Mr. Taube that Management was not authorized to agree to any changes to the MDLY Merger Consideration with the Sierra Special Committee and that any such modifications would be subject to the prior consideration and approval of the MDLY Special Committee.

On June 4, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W. On the call, representatives of S&W stated that the Sierra Special Committee and the MCC Special Committee were continuing to negotiate the allocation of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action.

On June 6, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. Representatives of Management attended the meeting at the invitation of the MDLY Special Committee. At the meeting, Mr. Brook Taube reviewed a revised proposal that Management had received from the Sierra Special Committee. As consideration for their shares of MDLY Class A Common Stock, MDLY Stockholders would receive $2.50 cash consideration, inclusive of a $0.40 cash dividend, and $1.71 implied value of Sierra Common Stock (the “June 6 Proposal”). The implied value of the merger consideration that would be paid to MDLY Stockholders would be approximately $4.21 per share, assuming shares of Sierra Common Stock trade at 1.00x NAV immediately following the consummation of the MDLY Merger. Mr. Taube explained that the June 6 Proposal represented a reduction to the

MDLY Merger Consideration to account for the potential settlement fund relating to the MCC Stockholder Action. Members of the Special Committee stated that, in their view, neither MDLY nor the unaffiliated MDLY Stockholders, through a reduction to the MDLY Merger Consideration payable to them in connection with the MDLY Merger, should bear any of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action. The MDLY Special Committee’s position was based on its view that the unaffiliated MDLY Stockholders should not be responsible for settlement costs arising out of any of the issues raised in the Delaware litigation and based on the fact that the Term Sheet expressly contemplated that MDLY would not be responsible for payment of the settlement fund. Mr. Taube also communicated that Management requested that the Sierra Special Committee consider whether to remove the consummation of the MCC Merger as a condition to the MDLY Merger Closing, creating the possibility of a bilateral transaction between MDLY and Sierra as an alternative to the original three-way combination if the MCC Merger failed to be consummated. Following Mr. Taube’s presentation of the June 6 Proposal, the MDLY Special Committee, together with Management, discussed alternative transactions to the MDLY Merger (including any standalone options). At the request of the MDLY Special Committee, Management agreed to suspend discussions with the Sierra Special Committee until the MDLY Special Committee had discussed the June 6 Proposal.

Later on June 6, 2019, representatives of Potter Anderson held a teleconference with representatives of Barclays to discuss the June 6 Proposal. Representatives of Potter Anderson requested that Barclays follow-up with Broadhaven to confirm the terms of the June 6 Proposal, as communicated to the MDLY Special Committee by Mr. Brook Taube.

On June 7, 2019, representatives of Potter Anderson held a teleconference with representatives of Barclays to discuss Barclays’ communication with Broadhaven. Representatives of Barclays informed representatives of Potter Anderson that Broadhaven had confirmed the terms of the June 6 Proposal.

During the afternoon of June 7, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. The MDLY Special Committee discussed the June 6 Proposal from the Sierra Special Committee and the possibility of a bilateral transaction involving MDLY and Sierra if the MCC Merger failed to be consummated. The MDLY Special Committee instructed Potter Anderson to communicate to Management that, while it was understandable that the amount of MDLY Merger Consideration provided to the unaffiliated MDLY Stockholders would be reduced to reflect MDLY’s financial performance since August 2018, the unaffiliated MDLY Stockholders should not be responsible for the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action in the form of reduced MDLY Merger Consideration. The MDLY Special Committee also determined, and requested that representatives of Potter Anderson communicate to Management, that the MDLY Merger Consideration payable to the unaffiliated MDLY Stockholders should continue to include an equivalent special cash dividend of $0.30 (adjusted to reflect the proportionate reduction to the MDLY Merger Consideration based solely on MDLY’s financial performance). The MDLY Special Committee also authorized Potter Anderson to inform Management that it could continue to negotiate with the Sierra Special Committee to obtain additional merger consideration for the MDLY Stockholders while Barclays continued its due diligence with respect to the June 6 Proposal. In addition, the MDLY Special Committee instructed Potter Anderson to obtain more information regarding the terms of a possible bilateral transaction between MDLY and Sierra.

Later on June 7, 2019, representatives of Potter Anderson held a teleconference with Mr. Fredericks. Representatives of Potter Anderson informed Mr. Fredericks of the MDLY Special Committee’s positions regarding the MDLY Merger Consideration payable to the unaffiliated MDLY Stockholders. Mr. Fredericks agreed to communicate the views of the MDLY Special Committee to Management in their capacity as the Medley LLC Unitholders.

On June 12, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W. During the call, representatives of S&W communicated that the June 6 Proposal represented the Sierra Special Committee’s “best and final offer” to acquire MDLY. Representatives of S&W also confirmed to Potter Anderson that the allocation of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action, as contemplated by the Term Sheet to MDLY, resulted in the reduction of MDLY Merger Consideration from the May 14, 2019 proposal from the Sierra Special Committee. Representatives of Potter Anderson also requested that the compensation consultant to the Sierra Special Committee conduct an updated review of executive compensation payable to Management following consummation of the Mergers.

On June 12, 2019, representatives of Potter Anderson held a teleconference with representatives of Barclays. Representatives of Barclays communicated that Barclays was working with Broadhaven to obtain further information regarding the allocation of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action.

On June 13, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. Representatives of Management attended the meeting at the invitation of the MDLY Special Committee. Mr. Brook Taube informed the MDLY Special Committee that: (i) the composition of MDLY Merger Consideration pursuant to the June 6 Proposal had been revised following additional discussions between Management and the Sierra Special Committee so that, while the implied value of the per share merger consideration remained at $4.21 per share of MDLY Class A Common Stock, the offer now consisted of $2.72 in cash and $1.49 implied value of Sierra Common Stock, (ii) the proposal for a bilateral transaction between MDLY and Sierra remained under consideration by the Sierra Special Committee, (iii) Management, in their capacity as the Medley LLC Unitholders, did not agree with the MDLY Special Committee’s position that the unaffiliated MDLY Stockholders should not agree to bear the ultimate financial impact of any potential settlement fund in connection with the MCC Stockholder Action in the form of accepting reduced MDLY Merger Consideration as an accommodation in order to consummate the transaction, (iv) as a compromise, the Medley LLC Unitholders proposed a $0.60 differential in the MDLY Merger Consideration payable to the unaffiliated MDLY Stockholders as additional shares of Sierra Common Stock, and (v) Management continued to believe that the MDLY Merger provided the best value reasonably available to the unaffiliated MDLY Stockholders, including when compared to any standalone options. Pursuant to the Medley LLC Unitholders’ proposal, the Medley LLC Unitholders would receive $2.72 in cash and $1.35 implied value of Sierra Common Stock and the unaffiliated MDLY Stockholders would receive $2.72 in cash and $1.95 implied value of Sierra Common Stock. Additionally, the Medley LLC Unitholders would agree to a twelve month lock-up of their shares of Sierra Common Stock received as MDLY Merger Consideration following the consummation of the MDLY Merger. The Medley LLC Unitholders would also agree to forfeit their rights under the Tax Receivable Agreement.

Later on June 13, 2019, representatives of Potter Anderson and Barclays held a teleconference with representatives of S&W and Broadhaven. During the call, Barclays and Broadhaven discussed outstanding issues with respect to Barclays’ due diligence. Broadhaven also confirmed the terms of the Sierra Special Committee’s June 6 Proposal constituted their “best and final offer” and communicated that the June 6 Proposal was calculated on the basis of MDLY being responsible for the payment of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action.

On June 18, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. During the meeting, the MDLY Special Committee reiterated its view that the unaffiliated MDLY Stockholders should not be responsible for the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action. The MDLY Special Committee also instructed Barclays to contact Broadhaven for additional information relating to the terms of a possible bilateral transaction between MDLY and Sierra.

Later on June 18, 2019, representatives of Potter Anderson held a teleconference with Mr. Fredericks during which the representatives of Potter Anderson communicated that it was the MDLY Special Committee’s continued view that the unaffiliated MDLY Stockholders should not be responsible for the payment of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action in the form of accepting reduced MDLY Merger Consideration. Mr. Fredericks requested a call among Mr. Brook Taube and Mr. Leeds, in his capacity as chair of the MDLY Special Committee, and representatives of Potter Anderson agreed to discuss the same with Mr. Leeds.

On June 19, 2019, Mr. Brook Taube held a teleconference with Mr. Leeds in his capacity as chair of the MDLY Special Committee. Mr. Fredericks and representatives of Potter Anderson also participated in the call. During the call, the participants discussed the rationale for allocating the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action as a reduction to the MDLY Merger Consideration. Mr. Taube informed Mr. Leeds that the Medley LLC Unitholders would not agree to any further material reduction to the MDLY Merger Consideration payable to them and were considering exchanging their Medley LLC Units for shares of MDLY Class A Common Stock pursuant to the terms of the Exchange Agreement if the MDLY Special Committee did not reach an agreement with the Medley LLC Unitholders in the near future with respect to the allocation of MDLY Merger Consideration between the Medley LLC Unitholders and the unaffiliated MDLY Stockholders. Mr. Taube also emphasized that the Medley LLC Unitholders would agree to forfeit the entirety of the payments that would otherwise be payable to them pursuant to the Tax Receivable Agreement and had already agreed to provide to the unaffiliated MDLY Stockholders additional shares of Sierra Common Stock through the proposed $0.60 differential. Mr. Leeds stated that he would further discuss these items with the MDLY Special Committee and their advisors.

On June 21, 2019, representatives of Potter Anderson and Barclays held a teleconference with representatives of S&W and Broadhaven to address outstanding due diligence issues between the parties and the potential for a bilateral transaction between MDLY and Sierra. Representatives of Broadhaven informed Potter Anderson and Barclays that the Sierra Special Committee’s proposal for a bilateral transaction between MDLY and Sierra would likely be the same as the June 6 Proposal of $4.21 per share of MDLY Class A Common Stock. During the course of the teleconference, the parties also discussed the assumed value of the payments due to the Medley LLC Unitholders under the Tax Receivable Agreement. Representatives of S&W confirmed that the Sierra Special Committee required the Medley LLC Unitholders to forfeit the entirety of the payments due to them under the Tax Receivable Agreement as a condition to executing any amended MDLY Merger Agreement.

On June 23, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. During the meeting, Mr. Leeds and representatives of Potter Anderson provided the MDLY Special Committee with an update regarding the June 19, 2019 teleconference with Mr. Brook Taube and Mr. Fredericks. Representatives of Potter Anderson also provided an update regarding the June 21, 2019 teleconference among representatives of Potter Anderson, Barclays, S&W and Broadhaven. The MDLY Special Committee noted that Management had on multiple occasions rejected its request that the Medley LLC Unitholders agree to fund the entirety of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action. The MDLY Special Committee, with representatives of Potter Anderson, then reviewed the terms of the Tax Receivable Agreement and the assumed value of the payments that would be due and owing to the Medley LLC Unitholders thereunder. The MDLY Special Committee requested additional information regarding the value of the payments due to the Medley LLC Unitholders under the Tax Receivable Agreement together with the proposed $0.60 differential, as compared to the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action as contemplated by the Term Sheet. Representatives of Potter Anderson agreed to review the same with representatives of Barclays and report back to the MDLY Special Committee.

On June 24, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and representatives of Barclays. During the call, the MDLY Special Committee, in consultation with representatives of Potter Anderson and Barclays, discussed the Tax Receivable Agreement payments to be forfeited by the Medley LLC Unitholders, the proposed $0.60 differential and the potential settlement fund relating to the MCC Stockholder Action and their potential impact on the unaffiliated MDLY Stockholders. The MDLY Special Committee then discussed potential alternatives to proceeding with the June 6 Proposal at $4.21 per share of MDLY Class A Common Stock, including any standalone options, and taking into account that S&W had categorized the offer as “best and final.” Following the discussion, the MDLY Special Committee instructed Potter Anderson to communicate to Management a counterproposal of $0.70 differential consideration per share of MDLY Class A Common Stock payable to the unaffiliated MDLY Stockholders as compared to the MDLY Merger Consideration payable to the Medley LLC Unitholders. The MDLY Special Committee also requested that the $0.70 differential consist of a mix of cash and shares of Sierra Common Stock.

On June 25, 2019, representatives of Potter Anderson held a teleconference with Mr. Brook Taube and Mr. Fredericks to communicate the MDLY Special Committee’s counterproposal of a $0.70 differential consideration per share of MDLY Class A Common Stock payable to the unaffiliated MDLY Stockholders, consisting of $0.30 additional cash consideration and $0.40 additional implied value of Sierra Common Stock. Mr. Taube indicated that Management and the Medley LLC Unitholders would consider the MDLY Special Committee’s counterproposal. Mr. Taube also noted that any changes to the mix of consideration would need to be evaluated to determine whether the same would permit the MDLY Merger to continue to be treated as a tax-free reorganization.

On June 26, 2019, representatives of Potter Anderson held a teleconference with Mr. Brook Taube and Mr. Fredericks. Mr. Taube communicated to Potter Anderson that the Medley LLC Unitholders were amenable to the $0.70 differential, consisting of slightly less additional cash consideration payable to the unaffiliated MDLY Stockholders than what the MDLY Special Committee had proposed ($0.19 cash consideration instead of the requested $0.30 cash consideration) in order to preserve the tax-free nature of the MDLY Merger. Related to the tax considerations, Mr. Taube also noted that Management was considering a two-step transaction pursuant to which Sierra would acquire the outstanding shares of MDLY Class A Common Stock prior to the exchange of Medley LLC Units for shares of MDLY Class A Common Stock pursuant to the Exchange Agreement.

On June 28, 2019, representatives of Potter Anderson held a teleconference with representatives of Eversheds Sutherland during which Eversheds Sutherland confirmed Mr. Brook Taube’s communications relating to the tax considerations for the MDLY Merger, including with respect to the stock and cash mix of MDLY Merger Consideration and the potential two-step transaction structure.

On June 28, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W. Representatives of S&W communicated that the Sierra Special Committee was indifferent as to whether the MDLY Merger should qualify as a tax-free reorganization.

On June 29, 2019, Eversheds Sutherland circulated drafts of the Amended MDLY Merger Agreement and Amended MCC Merger Agreement to Potter Anderson. On July 8, 2019, representatives of Potter Anderson circulated their preliminary comments on the draft Amended MDLY Merger Agreement to the Sierra Special Committee. From July 8, 2019 through July 28, 2019, representatives of Eversheds Sutherland, Potter Anderson and S&W circulated multiple drafts of the Merger Agreements among themselves.

On July 1, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W to discuss the structure of a “go-shop,” if any, in connection with the Amended MDLY Merger Agreement and in connection with the Amended MCC Merger Agreement. Representatives of S&W stated that they would discuss the issue with the Sierra Special Committee and revert to Potter Anderson with their views. In addition, representatives of S&W communicated to Potter Anderson that the Sierra Special Committee was not amenable to a two-step transaction structure as proposed by Management due to the additional risks that Sierra would assume if the Medley LLC Unitholders exchanged their Medley LLC Units for shares of MDLY Class A Common Stock following an initial merger between Sierra and MDLY.

Later on July 1, 2019, representatives of Potter Anderson held a teleconference with Mr. Brook Taube and Mr. Fredericks. Mr. Taube confirmed on behalf of Management that the MDLY Merger would necessarily be treated as a taxable transaction given that the Sierra Special Committee was not amenable to a two-step transaction structure. Mr. Taube and representatives of Potter Anderson agreed, subject to the final approval of the MDLY Special Committee, that the differential consideration that the unaffiliated MDLY Stockholders would receive pursuant to the Amended MDLY Merger Agreement would therefore revert to $0.30 cash consideration and $0.40 implied value of Sierra Common Stock, as previously requested by the MDLY Special Committee on June 25, 2019.

On July 2, 2019, representatives of Potter Anderson and Eversheds Sutherland held a teleconference with Mr. Fredericks to discuss the terms of the Amended MDLY Merger Agreement. Representatives of Potter Anderson proposed to Mr. Fredericks certain amendments to the Exchange Agreement pursuant to which the Medley LLC Unitholders would agree to accept the differential consideration to be paid to them pursuant to the Amended MDLY Merger Agreement. Mr. Fredericks stated that he would revert to the Medley LLC Unitholders with respect to a potential amendment to the Exchange Agreement.

On July 3, 2019, representatives of Potter Anderson held a teleconference with representatives of Barclays for an update with respect to Barclays’ due diligence and anticipated fairness analysis.

On July 6, 2019, representatives of Potter Anderson held a teleconference with Mr. Brook Taube and Mr. Fredericks. During the call, Mr. Taube stated that Management did not believe a “go-shop” process to be run by either Sierra or MDLY would be appropriate or in the best interest of shareholders given that Sierra was the acquiror and MDLY had previously run two market processes.

On July 7, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W to discuss the structure of a “go-shop,” if any, in connection with the draft Amended MDLY Merger Agreement and the draft Amended MCC Merger Agreement. Representatives of S&W stated that the Sierra Special Committee’s view was that, in light of the fact that the draft Amended MCC Merger Agreement would permit Sierra to conduct a “go-shop,” a similar feature would need to be included in the Amended MDLY Merger Agreement. In addition, the Sierra Special Committee did not believe that MDLY should be permitted to run a similar process. Representatives of Potter Anderson suggested that, in lieu of a “go-shop,” the parties should consider modifications to the non-solicitation provisions to permit additional flexibility to respond to competing proposals submitted to Sierra or MDLY, respectively, during the term of the anticipated MCC “go-shop.” Representatives of the Sierra Special Committee agreed to further consider the proposal.

On July 15, 2019, representatives of Potter Anderson held a teleconference with representatives of Barclays to discuss the Barclays’ fairness analysis given the potential for a bilateral transaction between MDLY and Sierra as an alternative to a three-way combination. Representatives of Potter Anderson requested that Barclays advise as to whether it could render its opinion as to the fairness of the consideration to be offered to the unaffiliated MDLY Stockholders in connection with the MDLY Merger, assuming that the MCC Merger would be consummated substantially concurrently with the MDLY Merger and, alternatively, assuming that the MCC Merger was not consummated.

On July 16, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. During the meeting, representatives of Potter Anderson provided an update on the status of the negotiations and drafting of the Amended MDLY Merger Agreement and the Amended MCC Merger Agreement, including the anticipated 60-day MCC “go-shop” and the amount of termination fee payable pursuant to the Amended MDLY Merger Agreement, which was reduced to account for the reduction in equity value since the execution of the MDLY Merger Agreement. Representatives of Potter Anderson relayed that, pursuant to the terms of the draft Amended MDLY Merger Agreement, the merger consideration payable to the MDLY Stockholders, upon the consummation of the Mergers, or only the MDLY Merger, as applicable, would be identical. Members of the MDLY Special Committee determined that the ability to consummate the MDLY Merger even if the MCC Merger is not consummated, with the MDLY Stockholders receiving the same merger consideration, would be in the best interests of MDLY and the unaffiliated MDLY Stockholders. Representatives of Potter Anderson also reviewed their conversations with Barclays regarding the structure of a fairness opinion. In addition, representatives of Potter Anderson informed the MDLY Special Committee that Mr. Brook Taube had communicated to Potter Anderson that Management did not believe a “go-shop” provision in the Amended MDLY Merger Agreement was appropriate or in the best interests of MDLY Stockholders, notwithstanding the fact that the Amended MCC Merger Agreement would include a “go-shop” at MCC. Members of the MDLY Special Committee concluded that, in light of (i) Management’s (including in their capacity as the Unitholders) view that the inclusion of a “go-shop” process for either Sierra or MDLY was not appropriate, (ii) the prior market processes conducted by MDLY, and (iii) the potential risks to the consummation of a closing of the MDLY Merger should Sierra be permitted to conduct a “go-shop” process, it would be appropriate and in the best interest of the MDLY Stockholders to agree to modifications to the non-solicitation provisions to permit greater flexibility to respond to competing proposals submitted to Sierra or MDLY in lieu of a “go-shop” process.

The Amended MDLY Merger Agreement, as negotiated by the Sierra Special Committee and the MDLY Special Committee, does not include a go-shop provision for Sierra.

On July 17, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W to discuss the advisors’ respective comments to the Amended MDLY Merger Agreement.

On July 20, 2019, representatives of Potter Anderson and Barclays held a teleconference with representatives of Management to confirm certain financial information related to Barclays’ fairness analysis.

On July 21, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W to discuss updates with respect to the negotiations of the Amended MCC Merger Agreement between Sierra and MCC.

On July 24, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. During the meeting, (i) representatives of Barclays discussed with the MDLY Special Committee its financial analysis of the consideration to be paid to the unaffiliated MDLY Stockholders in the MDLY Merger, assuming that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement, (ii) representatives of Potter Anderson reviewed with the MDLY Special Committee an overview of the material terms of the draft Amended MDLY Merger Agreement and exhibits, including changes from the original terms of the MDLY Merger Agreement executed in August 2018, and (iii) representatives of Potter Anderson reviewed with the MDLY Special Committee its fiduciary duties in connection with its evaluation, consideration, and approval of the proposed transaction. The MDLY Special Committee agreed that the MDLY Merger continued to provide the best value reasonably available to the unaffiliated MDLY Stockholders, including when compared to any standalone options.

On July 25, 2019, representatives of Potter Anderson held a teleconference with representatives of Barclays to discuss Barclays’ draft fairness opinion letter.

From July 25, 2019 to the morning of July 28, 2019, representatives of Potter Anderson participated in multiple calls with representatives of Eversheds Sutherland, S&W, and Kramer Levin to review final outstanding issues relating to the amendments to the MCC Merger Agreement and the MDLY Merger Agreement in advance of the special committee and board meetings scheduled for July 28, 2019.

On July 28, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee, with the assistance of Potter Anderson, discussed the material terms of the Amended MDLY Merger Agreement and exhibits, as well as the compensation report received by the Sierra Special Committee from its compensation consultant. In addition, at the meeting, Barclays discussed with the MDLY Special Committee additional information with respect to its financial analysis of the consideration to be paid to the unaffiliated MDLY Stockholders in the MDLY Merger, assuming that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement. At the request of the MDLY Special Committee, Barclays delivered an oral fairness opinion as of July 28, 2019, which was confirmed by delivery of a written opinion dated as of such date, that, from a financial point of view, the aggregate consideration to be offered to the non-management holders of shares of MDLY Class A Common Stock in connection with the MDLY Merger, assuming, at the MDLY Special Committee’s instruction, that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming, at the MDLY Special Committee’s instruction, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement, is fair to such holders of MDLY Class A Common Stock. The MDLY Special Committee unanimously (i) determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the MDLY Stockholders (other than Messrs. Brook Taube, Seth Taube, Jeffrey Tonkel, Richard T. Allorto, Jr., John D. Fredericks, Samuel Anderson, Christopher Taube, Medley Group LLC, and any of their respective affiliates), (ii) approved and declared advisable the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, and (iii) recommended that the MDLY Board (a) approve and declare advisable the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, and (b) submit the Amended MDLY Merger Agreement to the MDLY Stockholders for adoption.

Later on July 28, 2019, the MDLY Board, including all members of the MDLY Special Committee, met telephonically to consider and act on the proposed Amended MDLY Merger Agreement, the transactions contemplated thereby, including the MCC Merger, and related matters, including the Settlement and the Governance Agreement. The chair of the MDLY Special Committee reported on the MDLY Special Committee’s actions taken and recommendations made earlier in the day. After further discussion, on the basis of the MDLY Special Committee’s recommendation, the MDLY Board unanimously: determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, were advisable and in the best interests of MDLY and MDLY Stockholders, directed that the Amended MDLY Merger Agreement be submitted to the MDLY Stockholders for adoption and resolved to recommend that the MDLY Stockholders vote to approve the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger.

Phase 2 — Reasons for the Mergers

Sierra’s Reasons for the Mergers — Phase 2 Approval

MCC Merger and MDLY Merger

The Sierra Special Committee unanimously determined that the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger and the MDLY Merger, are advisable and fair to, and in the best interests of, Sierra and the Sierra Stockholders.

In recommending that the Sierra Board approve the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, the Sierra Special Committee considered the terms of the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to Sierra, as well as financial information prepared by Management. The Sierra Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

•        the Mergers will increase the assets under management of the Combined Company, offering the potential for greater diversification and scale;

•        the Mergers are expected to be accretive to Sierra’s 2020E NII, 2020E return on equity and NAV at March 31, 2019;

•        the Mergers offer the potential for achieving operational efficiencies and synergies;

•        the public listing of the Combined Company will provide liquidity for the Sierra Stockholders, and the market for the shares of the Combined Company Common Stock is likely to be superior to what would be expected if Sierra merely listed its shares;

•        the Mergers will result in the internalization of management of the Combined Company, providing for greater control by the Combined Company Board and closer alignment of interests of Management and the Combined Company Stockholders;

•        the fact that the Sierra Special Committee actively negotiated the terms of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement;

•        the renegotiation of the Tax Receivable Agreement is expected to provide benefits to the Combined Company because the Combined Company will no longer be contractually obligated to share substantially all of the tax savings associated with its tax basis step-up with Medley LLC Unitholders;

•        the financial analyses and presentations prepared by Broadhaven and its oral opinion delivered to the Sierra Special Committee on July 28, 2019, which was subsequently confirmed in writing by delivery of Broadhaven’s written opinion dated July 28, 2019, to the effect that, as of that date and based upon and subject to various assumptions, limitations and qualifications described in its opinion, the total consideration to be paid and issued by Sierra pursuant to the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement was fair to Sierra from a financial point of view;

•        the compensation to be paid to members of Management has been reviewed by the Special Committee’s compensation consultant, which has advised that the proposed compensation is reasonable and competitive with peer companies;

•        based on the MDLY Merger Consideration to be received by Management in connection with the Mergers (as described herein), the net effect of such merger consideration will be that Management will roll over approximately 100% of their after tax proceeds in connection with the Mergers into shares of Combined Company Common Stock, which shares will be subject to a 12-month lock-up period, which will more closely align the interests of Management and the Combined Company Stockholders;

•        the investment objectives and principal investment strategies of Sierra and MCC are similar;

•        the MCC Merger is expected to be tax-free to Sierra Stockholders; and

•        the consummation of the Mergers is subject to significant conditions, including the requirement that the Mergers be approved by Sierra Stockholders; and

•        the fact that Sierra Stockholders are expected to own in excess of 50% of the Combined Company Common Stock following the consummation of the Mergers.

MDLY Merger Only

The Sierra Special Committee unanimously determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, is advisable and fair to, and in the best interests of, Sierra and the Sierra Stockholders even if the MCC Merger is not consummated.

In recommending that the Sierra Board approve the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, even if the MCC Merger is not consummated, the Sierra Special Committee considered the terms of the Amended MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to Sierra, as well as financial information prepared by Management. The Sierra Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

•        the MDLY Merger is expected to be accretive to Sierra’s 2020E NII and 2020E return on equity;

•        the MDLY Merger offers the potential for achieving operational efficiencies and synergies;

•        the public listing of the Sierra/MDLY Company will provide liquidity for the Sierra Stockholders, and the market for the shares of the Sierra/MDLY Company Common Stock is likely to be superior to what would be expected if Sierra merely listed its shares;

•        the MDLY Merger will result in the internalization of management of the Sierra/MDLY Company, providing for greater control by the Board of the Sierra/MDLY Company and closer alignment of interests of Management and the Sierra/MDLY Company Stockholders;

•        the fact that the Sierra Special Committee actively negotiated the terms of the Amended MDLY Merger Agreement;

•        the renegotiation of the Tax Receivable Agreement is expected to provide benefits to the Sierra/MDLY Company because the Sierra/MDLY Company will no longer be contractually obligated to share substantially all of the tax savings associated with its tax basis step-up with Medley LLC Unitholders;

•        the financial analyses and presentations prepared by Broadhaven and its oral opinion delivered to the Sierra Special Committee on July 28, 2019, which was subsequently confirmed in writing by delivery of Broadhaven’s written opinion dated July 28, 2019, to the effect that, as of that date and based upon and subject to various assumptions, limitations and qualifications described in its opinion, the total consideration to be paid and issued by Sierra pursuant to the Amended MDLY Merger Agreement was fair to Sierra from a financial point of view;

•        the compensation to be paid to members of Management has been reviewed by the Special Committee’s compensation consultant, which has advised that the proposed compensation is reasonable and competitive with peer companies;

•        based on the MDLY Merger Consideration to be received by Management in connection with the Mergers (as described herein), the net effect of such merger consideration will be that Management will roll over approximately 100% of their after tax proceeds in connection with the MDLY Merger into shares of Sierra/MDLY Company Common Stock, which shares will be subject to a 12-month lock-up period, which will more closely align the interests of Management and the Sierra/MDLY Company Stockholders; and

•        the consummation of the MDLY Merger is subject to significant conditions, including the requirement that the MDLY Merger be approved by Sierra Stockholders.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the Sierra Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the Sierra Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the Sierra Special Committee, the potential risks associated with the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, were favorably offset by the potential benefits of the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger. This explanation of the Sierra Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements.

Position of Sierra as to the Fairness of the MDLY Merger

Because the proposed MDLY Merger may be deemed to be subject to the SEC rules governing “going private” transactions, and Sierra may be deemed to be an affiliate of MDLY under those rules, the Sierra Board is expressing its position as to the fairness of the proposed MDLY Merger to MDLY’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. The Sierra Board is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

The Sierra Board believes that the MDLY Merger (which is the Rule 13e-3 transaction for which a Schedule 13E-3 Transaction Statement will be filed with the SEC) is fair to the unaffiliated MDLY Stockholders on the basis of the factors described below. The Sierra Board did not participate in the deliberations of the MDLY Special Committee regarding, or receive advice from the MDLY Special Committee’s legal or financial advisors as to, the fairness of the proposed MDLY Merger. The Sierra Board has not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purpose of assessing the fairness of the MDLY Merger to the unaffiliated MDLY Stockholders.

Based on the knowledge and analysis by the Sierra Board of available information regarding MDLY, as well as discussions with MDLY’s senior management regarding MDLY and its business and the factors considered by, and the analysis and resulting conclusions of the MDLY Board discussed in this Amended Joint Proxy Statement/Prospectus, in “— MDLY’s Reasons for the Mergers — Phase 2 Approval” the Sierra Board believes that the MDLY Merger is substantively and procedurally fair to the unaffiliated MDLY Stockholders. In particular, the Sierra Board believes that the MDLY Merger is fair to the unaffiliated MDLY Stockholders based on its consideration of the following factors, among others, which are not presented in any relative order of importance.

Procedural fairness. The Sierra Board took into account the procedures implemented to provide for procedural fairness, including:

•        the appointment of a special committee of the MDLY Board and the authority of the MDLY Special Committee to negotiate and reject or recommend approval of the MDLY Merger and the terms of the Amended MDLY Merger Agreement;

•        the independence of the members of the MDLY Special Committee and the fact that its members are outside, non-employee directors of the MDLY Board and are not affiliated with Sierra or with the members of the Sierra Special Committee or the Sierra Board;

•        the belief that the members of the MDLY Special Committee do not have any interests in the MDLY Merger different from, or in addition to, those of the unaffiliated MDLY Stockholders, other than the members’ receipt of board and special committee compensation in connection with their evaluation of the MDLY Merger and continued indemnification and liability insurance for such directors following the completion of the MDLY Merger for certain claims and liabilities arising from their actions taken prior to the MDLY Merger Effective Time;

•        the fact that neither the MDLY Special Committee nor the MDLY Board had any obligation to approve the MDLY Merger;

•        the MDLY Special Committee’s engagement of, and reliance on, their own independent, experienced, third-party advisors, including financial and legal advisors;

•        the understanding that the MDLY Special Committee has received or will receive an opinion from its financial advisor as to the fairness, from a financial point of view, of the consideration to be offered to the unaffiliated MDLY Stockholders for their MDLY Class A Common Stock, as of the date of the opinion and based upon and subject to the qualifications, limitations and assumptions stated therein, understanding that the Sierra Board is not entitled to rely upon that opinion;

•        that the MDLY Board, based on the recommendation of the MDLY Special Committee, approved the MDLY Merger and concluded that the MDLY Merger is in the best interests of all MDLY Stockholders, including the unaffiliated MDLY Stockholders; and

•        the fact that Sierra did not influence or participate in MDLY’s deliberative process.

Substantive fairness. The Sierra Board considered factors relating to the substantive fairness of the MDLY Merger to MDLY Stockholders, including:

•        the fact that the MDLY Merger Consideration and the other terms and conditions of the MDLY Merger were the result of extensive arms’ length negotiations among the Sierra Special Committee, the MDLY Special Committee, and their respective independent legal and financial advisors;

•        the fact that the terms and conditions of the Amended MDLY Merger Agreement provide certain protections for MDLY and MDLY Stockholders, specifically the inclusion of (i) provisions that allow MDLY and its representatives to engage in negotiations or substantive discussions, subject to certain procedural requirements, with parties making competing proposals during the pendency of the Go-Shop Period at MCC without the MDLY Board being required to make a determination as to whether such competing proposal either constitutes or could reasonably be expected to lead to MDLY Merger Superior Proposal; (ii) provisions that provide the MDLY Board the right in certain circumstances to terminate the Amended MDLY Merger Agreement if failure to terminate would be inconsistent with the fiduciary duties of the MDLY Board, subject to the payment of a market termination fee; and (iii) provisions that allow MDLY to compel specific enforcement of the Amended MDLY Merger Agreement; and

•        the availability of appraisal rights under the DGCL to MDLY Stockholders who follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL.

Value fairness. The Sierra Board also considered factors relating to the value of the MDLY Merger Consideration to be received by MDLY Stockholders, including:

•        the nature of the MDLY Merger Consideration, which includes (a) the right of MDLY Class A stockholders, other than Medley LLC Unitholders, to receive (i) 0.2668 shares of Sierra Common Stock plus (ii) cash in an amount equal to $2.96 per share, and (b) the right of Medley LLC Unitholders to receive (i) 0.2072 shares of Sierra Common Stock plus (ii) cash in an amount equal to $ 2.66 per share;

•        the opinion of its financial advisor which conducted a series of financial analyses to determine a valuation of MDLY Class A Common Stock.;

•        that the aggregate stock and cash consideration to be received by MDLY Class A stockholders, other than Medley LLC Unitholders, in the MDLY Merger for their shares of MDLY Class A Common Stock will be greater than the aggregate stock and cash consideration to be received by the affiliated MDLY Stockholders for their shares of MDLY Class A Common Stock;

•        the Sierra Board’s view that MDLY’s future performance and prospects if MDLY remained a stand-alone company would be adversely affected by its lack of scale as compared to competing alternative asset managers; and

•        the continued costs and risks to, and potential liabilities of, MDLY related to ongoing compliance as an SEC reporting company.

Negative Factors. In addition to the positive factors above, the Sierra Board also considered certain potentially negative factors, including, but not limited to:

•        the fact that the exchange ratio for shares of MDLY Class A Common Stock into shares of Sierra Common Stock is fixed, and that the unaffiliated MDLY Stockholders may be adversely affected by declines in the value of the Sierra Common Stock after the execution of the Amended MDLY Merger Agreement;

•        the risk that the MDLY Merger may not be completed and the resulting adverse effect of an announcement of the termination of the Amended MDLY Merger Agreement on the market price for MDLY Class A Common Stock;

•        the risk that the Sierra Common Stock received by MDLY Stockholders may trade at a discount to NAV;

•        the substantial costs to be incurred by MDLY in connection with the MDLY Merger, whether or not the MDLY Merger is completed; and

•        the fact that there is no requirement that a majority of the unaffiliated MDLY Stockholders approve the MDLY Merger and that as a class they hold only 2.25% of the outstanding voting stock of MDLY.

MCC’s Reasons for the Mergers — Phase 2 Approval

The MCC Special Committee unanimously determined that the Amended MCC Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger, are advisable and fair to, and in the best interests of, MCC and the MCC Stockholders.

In recommending that the MCC Board approve the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, the MCC Special Committee considered the terms of the Amended MCC Merger Agreement and the other transactions and agreements relating hereto. As part of its evaluation, the MCC Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MCC, as well as financial information prepared by Management. The MCC Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

•        the value of the MCC Merger Consideration to be received by the MCC Stockholders in the MCC Merger;

•        the fact that, since the MCC Merger Consideration will be paid in shares of Sierra Common Stock, the MCC Stockholders would have the opportunity to participate in any future earnings and growth of the Combined Company and future appreciation in the value of such shares following the Mergers should they determine to retain the shares of Sierra Common Stock payable in the MCC Merger;

•        the MCC Merger is expected to result in an estimated accretion of between 25.83% to 28.3% of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated accretion of between 35.6% to 38.31% assuming projected MDLY earnings;

•        MCC Stockholders (other than Sierra, MDLY, and their respective affiliates and those holders of MCC Common Stock who are not Eligible Class Members) are expected to experience an estimated accretion of between 3.91% to 6.54% of NAV per share (taking into account the Settlement Distribution) as a result of the MCC Merger;

•        the potential accretion in stock value for MCC Stockholders given the expected potential trading values of the Combined Company Common Stock and in light of the current NAV discount at which MCC trades;

•        the MCC Merger is expected to be tax-free to MCC Stockholders; and

•        the financial presentation of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) to the MCC Special Committee, dated July 28, 2019, and the opinion of Sandler O’Neill to the MCC Special Committee, dated July 28, 2019, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration, taken together with the Settlement Distribution, was fair, from a financial point of view, to holders of MCC Common Stock (other than Sierra, MDLY, and their respective affiliates and those holders of MCC Common Stock who are not Eligible Class Members), which opinion is described in the section entitled “Opinion of Financial Advisor to the MCC Special Committee.”

Strategic and Business Considerations

•        the fact that the MCC Special Committee had the authority to not recommend that the MCC Board approve the Amended MCC Merger Agreement and the MCC Board would have been precluded from approving the Amended MCC Merger Agreement under those circumstances;

•        the fact that the MCC Special Committee had the authority to recommend that MCC terminate the MCC Merger Agreement;

•        the financial, business and stock price challenges of remaining a standalone company;

•        the Combined Company should have greater scale for investment and financing flexibility (potential improvement in credit rating could result in lower funding costs and improved access to capital over time);

•        the Combined Company would have a more diversified balance sheet;

•        the Combined Company would have less relative exposure to non-accruing loans;

•        the internalization better aligns the incentives of Management with the MCC Stockholders as well as provides greater transparency into Management’s structure;

•        the Combined Company should have potential earnings enhancement over time through ownership of an asset management subsidiary;

•        the Combined Company would be expected to have a significantly greater market capitalization and thus increased potential liquidity for MCC Stockholders;

•        the Combined Company would be expected to be the 13th largest publicly traded BDC compared to MCC, which currently is the 20th largest BDC;

•        BDCs with internal management structures have tended to trade at less of a discount than externally managed BDCs;

•        the transaction should simplify the current structure of cross-ownership and management of MCC and Sierra;

•        the go-shop process is expected to provide the opportunity for a market check of the economic terms of the MCC Merger; and

•        the terms and conditions of the Amended MCC Merger Agreement, as discussed in the section entitled “The Description of the Amended MCC Merger Agreement,” which the MCC Special Committee after consulting with its legal advisors considered to be reasonable.

In the course of reaching the determinations and decisions and making the recommendation described above, the MCC Special Committee considered the risks and challenges relating to the Mergers, including the following material items:

•        the fact that the MCC Merger Consideration and a portion of the Settlement Distribution to be received by the MCC Stockholders will consist of Sierra Common Stock based on a fixed exchange ratio range and that the value of the MCC Merger Consideration may decline either before or after the MCC Special Meeting and there will be no adjustment to the exchange ratio, thereby exposing the MCC Stockholders to the risks of an equity investment in Sierra Common Stock;

•        the Combined Company has not traded before and it could trade at a significant discount;

•        although the combined portfolio may be more diversified and have a lower percentage of non-accruing loans, the Combined Company would still have the same management team as before and MCC has experienced significant declines in NAV and NII under the management team;

•        uncertainties about MDLY’s ability to grow business (and earnings) as a captive asset manager;

•        there would be a dilution in MCC Stockholders’ influence (MCC Stockholders would own approximately 26.8% to 27.3% of the Combined Company);

•        the fact that not all of the conditions to the MCC Merger Closing, including SEC approval, court approval, and the required stockholder approvals, are within the parties’ control;

•        the substantial costs to be incurred by MCC in connection with the Amended MCC Merger Agreement and the other transactions contemplated thereby, regardless of whether the MCC Merger is consummated;

•        the risks and benefits of pursuing an alternative that did not include the Settlement Fund and settlement of the MCC Stockholder Action;

•        the risk that the announcement and pendency of the MCC Merger could result in the disruption of MCC’s business, including the possible diversion of Management attention and potential adverse effects on MCC’s business relationships; and

•        the challenges inherent in the combination of three businesses, including the risk that integration of the three companies may take more time or be more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to be obtained may not be fully or timely realized.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MCC Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MCC Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MCC Special Committee, the potential risks associated with the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, were favorably offset by the potential benefits of the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger. This explanation of the MCC Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements.”

The Medley Affiliates’ Reasons for the MDLY Merger — Phase 2 Approval

The Medley Affiliates unanimously determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby (whether or not the Amended MCC Merger Agreement and the transactions contemplated thereby are approved), are advisable and fair to, and in the best interests of, the MDLY Stockholders. As part of its evaluation, the Medley Affiliates considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. In that regard, the Medley Affiliates took into account a number of reasons, including, among others:

•        the Mergers are expected to be accretive to the Combined Company’s NII, return on equity, and NAV over time;

•        the Mergers are expected to create a single, larger, more diversified balance sheet for the Combined Company;

•        the Mergers have the potential to increase share trading liquidity for stockholders of Sierra, MCC and MDLY;

•        the Mergers offer the potential for achieving cost savings, operational efficiencies and synergies; and

•        the Mergers will simplify the overall corporate structure and more closely align the interests of Management and all constituent stockholders, providing the potential for an increase in valuation comparable to internally managed BDC peers.

MDLY’s Reasons for the Mergers — Phase 2 Approval

The MDLY Special Committee unanimously determined, and recommended the MDLY Board determine, that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders.

The MDLY Board and the Medley Affiliates determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the Amended MDLY Merger are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders. The MDLY Board and the Medley Affiliates were able to reach their fairness determination as to the MDLY unaffiliated security holders in light of the fact that, among other things, all of the MDLY unaffiliated security holders and certain non-management affiliates of MDLY will receive the same dollar amount per share for their MDLY Class A Common Stock. The MDLY Board was able to reach its fairness determination as to unaffiliated security holders by adopting the determinations of the MDLY Special Committee.

In making its recommendation to the MDLY Board, the MDLY Special Committee expressly relied upon, among other things, the Barclays fairness opinion, subject to the qualifications, limitations and assumptions stated therein, together with the analyses and conclusions of Barclays in issuing its fairness opinion, including the comparable company, comparable transaction and discounted cash flow analyses (based on the MDLY Projections) contained therein, and the other factors considered and reviewed for informational purposes (including, without limitation, the historical share price analysis and transaction premium analysis), as further described in “Special Factors — Opinion of Financial Advisor of the MDLY Special Committee.”

Each of the factors set forth above were important to MDLY and the Medley Affiliates in determining the fairness of the transaction to the MDLY unaffiliated security holders. With respect to whether the consideration offered to MDLY unaffiliated security holders constitutes fair value, MDLY believes that the factors that are described above constitute an analysis of whether the consideration offered to unaffiliated security holders constitutes fair value in relation to current market prices, historical market prices and going concern value. Moreover, while net book value was considered as a data point, MDLY did not consider its net book value on a stand-alone basis in considering the fairness of the transaction due to the fact that MDLY’s business is based on fee income rather than asset value. MDLY did not consider liquidation value as liquidating the company was not considered.

In recommending that the MDLY Board approve the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, the MDLY Special Committee considered the terms of the

Amended MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the MDLY Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. The MDLY Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

•        The aggregate value and composition of the MDLY Merger Consideration to be received by the MDLY Stockholders in the MDLY Merger, including the fact that upon completion of the MDLY Merger, the unaffiliated MDLY Stockholders would receive $2.96 per share and Management would receive $2.66 per share, plus both the unaffiliated MDLY Stockholders and Management would receive 0.2668 shares of Sierra Common Stock per share of MDLY Class A Common Stock and 0.2072 shares of Sierra Common Stock per share of MDLY Class A Common Stock, respectively.

•        The fact that a significant portion of the MDLY Merger Consideration to be received by the unaffiliated MDLY Stockholders in the MDLY Merger will be paid in cash, giving the unaffiliated MDLY Stockholders an opportunity to immediately realize value for a portion of their investment and providing certainty of value with respect to the cash portion of the MDLY Merger Consideration to be paid to the unaffiliated MDLY Stockholders.

•        The fact that, since the stock portion of the MDLY Merger Consideration will be paid in shares of Sierra Common Stock, the MDLY Stockholders would have the opportunity to participate in any future earnings and growth of the Combined Company, or the Sierra/MDLY Company, as applicable, and future appreciation in the value of such shares following the MDLY Merger should they determine to retain the shares of Sierra Common Stock payable in the MDLY Merger.

•        The fact that the total implied value of the MDLY Merger Consideration to be received by the unaffiliated MDLY Stockholders in the MDLY Merger, if the Mergers are consummated, represented a premium to market of approximately 98%, assuming a NAV multiple of 1.00x for Sierra (approximately 83.5%, assuming a NAV multiple of 0.80x for Sierra), based on the closing share price of $2.38 for MDLY Class A Common Stock on July 26, 2019 (the last trading day prior to announcement of the MDLY Merger), and a premium to market of approximately 82%, assuming a NAV multiple of 1.00x for Sierra (approximately 68%, assuming a NAV multiple of 0.80x for Sierra), based on the 90-day VWAP for MDLY Class A Common Stock for the period ended July 26, 2019. If the MDLY Merger is consummated, but the MCC Merger is not consummated, the total implied value of the MDLY Merger Consideration to be received by the unaffiliated MDLY Stockholders in the MDLY Merger represented a premium to market of approximately 97%, assuming a NAV multiple of 1.00x for Sierra (approximately 83%, assuming a NAV multiple of 0.80x for Sierra), based on the closing share price of $2.38 for MDLY Class A Common Stock on July 26, 2019, and a premium to market of approximately 81%, assuming a NAV multiple of 1.00x for Sierra (approximately 67.5%, assuming a NAV multiple of 0.80x for Sierra), based on the 90-day VWAP for MDLY Class A Common Stock for the period ended July 26, 2019.

•        The fairness presentation by Barclays and its oral opinion delivered to the MDLY Special Committee on July 28, 2019 (which was subsequently confirmed in writing by delivery of Barclays’ written opinion dated July 28, 2018), that, as of such date, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the Consideration (as defined below) to be offered to the non-management holders of MDLY Class A Common Stock in the proposed MDLY Merger, assuming, at the instruction of the MDLY Special Committee that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming, at the instruction of the MDLY Special Committee, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement, is fair to such stockholders, including, without limitation, the comparable company analysis, comparable transaction analysis and discounted cash flow analysis performed by Barclays. In addition, Barclays considered and reviewed with the MDLY Special Committee other factors for informational purposes, including, among other things, the

Historical Stock Price Analysis and Transaction Premium Analysis, as further described in “Special Factors — Opinion of Financial Advisor of the MDLY Special Committee — Summary of Material Financial Analyses” and “Special Factors — Opinion of Financial Advisor of the MDLY Special Committee — Other Factors”.

•        The fact that the MDLY Special Committee identified additional sources of value for the unaffiliated MDLY Stockholders, including that the Medley LLC Unitholders agreed to forfeit all of the benefits to which they otherwise would be entitled under the Tax Receivable Agreement in order to increase the amount of consideration available to the unaffiliated MDLY Stockholders.

•        The fact that the MDLY Special Committee successfully negotiated additional consideration to be paid only to unaffiliated MDLY Stockholders in the form of additional cash and shares of Sierra Common Stock.

•        The belief of the MDLY Special Committee that its negotiations had resulted in the highest price per share for the unaffiliated MDLY Stockholders compared to Management and that MCC and Sierra would support.

Thorough Review of Strategic Alternatives

•        The fact that MDLY had carefully considered and evaluated, with the assistance of Management and legal and financial advisors, various potential strategic alternatives, including the robust and extensive sales processes to date run by MDLY.

•        The belief of the MDLY Special Committee (which belief was formed after consultation with Management and legal and financial advisors) that soliciting interest from additional third parties would be unlikely to lead to a better offer and could lead to the loss of the offer in connection with the proposed MDLY Merger.

•        The fact that, following the execution of the MDLY Merger Agreement on August 9, 2018, only one party submitted an expression of interest regarding a potential acquisition of MDLY, which expression of interest was conditioned on, but did not receive, the support of the Medley LLC Unitholders, and valued MDLY, on a per share basis, at less than the value of the MDLY Merger Consideration.

•        The belief of the MDLY Special Committee (which belief was formed after consultation with Management and legal and financial advisors) that the process conducted by MDLY has resulted in the highest price reasonably available to the unaffiliated MDLY Stockholders, including any standalone options.

Strategic and Business Considerations

•        The fact that the MDLY Special Committee, comprising independent, non-employee directors of the MDLY Board, and with the assistance of independent, experienced, third party financial and legal advisors, had the authority to negotiate and reject or recommend approval of the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger.

•        The fact that the MDLY Special Committee had the authority to not recommend that the MDLY Board approve the Amended MDLY Merger Agreement and the MDLY Board would have been precluded from approving the Amended MDLY Merger Agreement under those circumstances.

•        The benefits to the Combined Company, or the Sierra/MDLY Company, as applicable, that could result from the Mergers or the MDLY Merger, as applicable, including increased assets under management of the Combined Company or the Sierra/MDLY Company, as applicable, and the associated potential for greater diversification and scale.

•        The fact that the Sierra Investment Advisory Agreement and the MCC Investment Management Agreement are renewed annually, renewal effectively requires, and termination of the agreements are effectively subject only to, the approval of the independent directors of Sierra and MCC, and their terms provide a certain degree of leverage to Sierra and MCC given their relative importance to MDLY.

•        The fact that MDLY Stockholders will have an ability to participate in the future growth of the Combined Company or the Sierra/MDLY Company, as applicable, including any future upside in the stock price and potential synergies expected to result from the Mergers or the MDLY Merger, as applicable.

•        The likelihood of obtaining regulatory approvals, including an exemptive order from the SEC granting relief to Sierra, MCC and MDLY under the Investment Company Act to the extent necessary to consummate the Mergers or the MDLY Merger, as applicable, and to thereafter operate as an internally managed BDC.

Terms of the Merger Agreement

•        The terms of the Amended MDLY Merger Agreement were the result of extensive arm’s length negotiations among Management, the MDLY Special Committee and the Sierra Special Committee.

•        The fact that, subject to certain procedural requirements set forth therein, the Amended MDLY Merger Agreement permits MDLY and its representatives to engage in negotiations or substantive discussions with parties making competing proposals during the pendency of the Go-Shop Period at MCC without the MDLY Board being required to make a determination as to whether such competing proposal either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal, and that failure to consider such competing proposal could reasonably be expected to be inconsistent with the fiduciary duties of the MDLY Board.

•        The fact that the Amended MDLY Merger Agreement permits the MDLY Board (at the direction of the MDLY Special Committee) to change its recommendation that the MDLY Stockholders vote in favor of the adoption of the Amended MDLY Merger Agreement in response to certain acquisition proposals, if the MDLY Board (at the direction of the MDLY Special Committee) determines that failure to change its recommendation could reasonably be expected to be inconsistent with its fiduciary duties, subject to certain procedural requirements set forth in the Amended MDLY Merger Agreement.

•        The fact that the MDLY Board could terminate the Amended MDLY Merger Agreement to accept a “superior proposal” from a third party, subject to certain procedural requirements set forth in the Amended MDLY Merger Agreement.

•        The payment of a reasonable termination fee equal to $3,000,000 by MDLY or Sierra in certain instances following termination of the Amended MDLY Merger Agreement.

•        The fact that appraisal rights would be available to MDLY Stockholders who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery.

•        The fact that the consummation of the MDLY Merger is not conditioned on the consummation of the MCC Merger.

The MDLY Special Committee also considered certain potentially negative factors in its deliberations concerning the MDLY Merger, including, but not limited to, the following:

•        The fact that the amount of the MDLY Merger Consideration to be paid to the MDLY Stockholders pursuant to the Amended MDLY Merger Agreement is less than the consideration that would have otherwise been paid to the MDLY Stockholders pursuant to the MDLY Merger Agreement.

•        The fact that the Sierra Special Committee reduced the amount of the MDLY Merger Consideration it offered to pay to the MDLY Stockholders to account for the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action payable to those MCC Stockholders who are Eligible Class Members pursuant to the terms of the Settlement.

•        The fact that a significant portion of the MDLY Merger Consideration to be paid to MDLY Stockholders will be paid in cash and, with respect to that portion of the consideration, the MDLY Stockholders will not participate in the future growth of the Combined Company or the Sierra/MDLY Company, as applicable.

•        The fact that the MDLY Merger will not be treated as a tax-free reorganization.

•        The fact that the stock portion of the MDLY Merger Consideration to be received by the MDLY Stockholders will consist of Sierra Common Stock based on a fixed exchange ratio and that the value of the stock portion of the MDLY Merger Consideration may decline either before or after the MDLY Special

Meeting and there will be no adjustment to the exchange ratio, thereby exposing the MDLY Stockholders to the risks of an equity investment.

•        The uncertainty as to the price at which the Sierra Common Stock will trade as of the consummation of the MDLY Merger.

•        The fact that consummation of the MDLY Merger is not conditioned on the approval of a majority of the unaffiliated MDLY Stockholders.

•        The fact that, while members of Management will own approximately 3.4% of the shares of the Combined Company Common Stock (4.8% of the shares of the Sierra/MDLY Company Common Stock, as applicable) immediately following the MDLY Merger Effective Time, the unaffiliated MDLY Stockholders would hold only approximately 1.1% of the shares of the Combined Company Common Stock (1.5% of the shares of the Sierra/MDLY Company Common Stock, as applicable) immediately following the MDLY Merger Effective Time.

•        The fact that the Amended MDLY Merger Agreement precludes MDLY from actively soliciting competing proposals and MDLY may not terminate the Amended MDLY Merger Agreement to accept a competing proposal from a third party unless the MDLY Board (or the MDLY Special Committee) has determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constitutes a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MDLY would be required to pay the termination fee.

•        The fact that, subject to certain procedural requirements set forth therein, the Amended MDLY Merger Agreement permits Sierra and its representatives to engage in negotiations or substantive discussions with parties making competing proposals, including proposals made by third parties to become the primary investment manager of Sierra during the pendency of the Go-Shop Period at MCC without the Sierra Board being required to make a determination as to whether such competing proposal either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal and that failure to consider such competing proposal could reasonably be expected to be inconsistent with the fiduciary duties of the Sierra Board.

•        The fact that MCC will be permitted to actively solicit competing proposals during the Go-Shop Period and the risks associated with a termination of the Amended MCC Merger Agreement.

•        The risks associated with consummating the MDLY Merger in the event that the MCC Merger is not consummated substantially concurrently therewith.

•        The fact that not all of the conditions to the MDLY Merger Closing, including the required stockholder approvals, are within the parties’ control.

•        The fact that the Amended MDLY Merger Agreement contains certain restrictions on the ability of MDLY to conduct its business in the period between signing and closing, so that Sierra’s consent is required in respect of certain corporate actions, the entry into certain contracts, the acquisition or disposition of material assets, certain compensation actions, and other matters.

•        The substantial costs to be incurred by MDLY in connection with the Amended MDLY Merger Agreement and the other transactions contemplated thereby, regardless of whether the MDLY Merger is consummated.

•        The risk that the announcement and pendency of the MDLY Merger could result in the disruption of MDLY’s business, including the possible diversion of Management and employee attention, potential employee attrition and potential adverse effects on MDLY’s business relationships.

•        The challenges inherent in the combination of three businesses, including the risk that integration of the three companies may take more time or be more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to be obtained may not be fully or timely realized.

The MDLY Special Committee considered the factors taken into account by Barclays in issuing its fairness opinion. In determining the MDLY Merger is advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY

Stockholders, the MDLY Special Committee expressly adopted the analysis and conclusions of Barclays in issuing its fairness opinion as part of its considerations in making such determination. See “Special Factors — Opinion of Financial Advisor of the MDLY Special Committee — Summary of Material Financial Analyses” and “Special Factors — Opinion of Financial Advisor of the MDLY Special Committee — Other Factors” for a summary of the factors used by Barclays in issuing its fairness opinion.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MDLY Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MDLY Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MDLY Special Committee, the potential risks associated with the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, were favorably offset by the potential benefits of the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger. This explanation of the MDLY Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Special Note Regarding Forward-Looking Statements.”

Recommendation of the Sierra Board and the Sierra Special Committee — Phase 2 Approval

At its meeting on July 28, 2019, the Sierra Board, acting upon the recommendation of the Sierra Special Committee, unanimously approved the Amended MCC Merger Agreement and the transactions contemplated thereunder, including the MCC Merger, upon the terms and subject to the conditions and limitations set forth in the Amended MCC Merger Agreement, declared the MCC Merger advisable, and resolved to submit the Amended MCC Merger Agreement and the matters described therein to the Sierra Stockholders for their approval at a special meeting of the Sierra Stockholders.

In addition, at its meeting on July 28, 2019, the Sierra Board, including the Sierra Special Committee of its independent directors, unanimously approved the Amended MDLY Merger Agreement and the transactions contemplated thereunder, including the MDLY Merger, upon the terms and subject to the conditions and limitations set forth in the Amended MDLY Merger Agreement, declared the MDLY Merger advisable, and resolved to submit the Amended MDLY Merger Agreement and the matters described therein to the Sierra Stockholders for their approval at a special meeting of the Sierra Stockholders.

Recommendation of the MCC Board and the MCC Special Committee — Phase 2 Approval

At its meeting on July 28, 2019, the MCC Board, acting upon the recommendation of the MCC Special Committee, unanimously approved the Amended MCC Merger Agreement and the transactions contemplated thereunder, including the MCC Merger, upon the terms and subject to the conditions and limitations set forth in the Amended MCC Merger Agreement, and resolved to submit the Amended MCC Merger Agreement and the matters described therein to the stockholders of MCC for their approval at a special meeting of MCC’s stockholders.

Recommendation of the MDLY Board and the MDLY Special Committee — Phase 2 Approval

At its meeting on July 28, 2019, the MDLY Board, acting upon the recommendation of the MDLY Special Committee, unanimously (i) determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the MDLY Stockholders, (ii) approved and declared advisable the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, (iii) resolved to submit the Amended MDLY Merger Agreement to the MDLY Stockholders for its adoption, and (iv) recommended that the MDLY Stockholders approve the adoption of the Amended MDLY Merger Agreement.

Opinion of Financial Advisor to the Sierra Special Committee

Broadhaven was retained by the Sierra Special Committee to act as its financial advisor and provide an opinion in connection with the Mergers. The Sierra Special Committee selected Broadhaven to act as its financial advisor based on Broadhaven’s qualifications, experience and reputation and its knowledge of the relevant industry and the business in which Sierra operates. On July 28, 2019, Broadhaven rendered its oral opinion, which was subsequently confirmed in writing by delivery of the opinion, to the Sierra Special Committee to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Broadhaven as set forth in its opinion, (a) if the MCC Merger is consummated concurrently with the MDLY Merger, the total consideration to be paid and issued by Sierra in the Mergers, considered as a whole and not in separate parts, is fair to Sierra from a financial point of view, and (b) if the MCC Merger is not consummated concurrently with the MDLY Merger, the MDLY Consideration to be paid and issued by Sierra in the MDLY Merger, considered as a whole and not in separate parts, is fair to Sierra from a financial point of view.

The full text of Broadhaven’s opinion to the Sierra Special Committee dated July 28, 2019, is attached as Appendix C to this Amended Joint Proxy Statement/Prospectus and is incorporated into this Amended Joint Proxy Statement/Prospectus by reference in its entirety. Holders of shares of Sierra Common Stock should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Broadhaven in rendering the opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Broadhaven’s opinion was for the information of the Sierra Special Committee (in its capacity as such) in its evaluation of the Mergers. Broadhaven’s opinion does not constitute a recommendation as to how any stockholder of Sierra, MCC or MDLY should vote with respect to the Mergers or any other matter. Broadhaven was not requested to opine as to, and its opinion did not in any manner address, the underlying business decision by Sierra to proceed with or effect the Mergers or the likelihood of consummation of the Mergers. Broadhaven only reviewed the fairness to Sierra from a financial point of view, as of the date of its opinion, of (a) if the MCC Merger is consummated concurrently with the MDLY Merger, the total consideration to be paid and issued by Sierra in the Mergers, considered as a whole and not in separate parts, and (b) if the MCC Merger is not consummated concurrently with the MDLY Merger, the MDLY Consideration to be paid and issued by Sierra in the MDLY Merger, considered as a whole and not in separate parts, and Broadhaven did not express any opinion as to the relative proportion of cash and shares of Sierra Common Stock constituting the MDLY Merger Consideration. Furthermore, Broadhaven did not give any advice as to, nor did its opinion in any way address, (i) the fairness (financial or otherwise) or adequacy of the amount of cash or Sierra Common Stock payable pursuant to the Settlement or (ii) the fairness (financial or otherwise) of the Mergers to any person or entity (including but not limited to MDLY or MCC or their respective stockholders) other than Sierra. Broadhaven’s opinion did not address the relative merits of the Mergers as compared to any other transaction or business strategy in which Sierra might engage, the decision of whether or not to solicit indications of interest from, or the terms or conditions on which to engage in any discussions with, any third parties regarding a transaction with Sierra, or any other aspects of the Mergers not expressly addressed in its opinion. Broadhaven’s opinion did not address the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Mergers, or any such class of persons, relative to the total consideration. Broadhaven’s opinion also did not address the fairness (financial or otherwise) of the amount, nature or any other aspect of any consideration payable to one class of stockholders of any party to the Mergers, relative to any other class of stockholders of such party.

In arriving at its opinion, Broadhaven, among other things:

•        Reviewed certain audited and unaudited financial information, and other business and operating data, regarding Sierra, MCC and MDLY;

•        Reviewed certain financial projections set forth in “Unaudited Prospective Financial Information — MCC Projections” relating to MCC (the “MCC Projections”) prepared by Management, which manages MCC, and discussed with Management its assessment as to the relative likelihood of achieving the MCC Projections;

•        Reviewed certain financial projections set forth in “Unaudited Prospective Financial Information — MDLY Projections” relating to MDLY prepared by Management (the “MDLY Projections”) and discussed with Management its assessment as to the relative likelihood of achieving the MDLY Projections;

•        Reviewed certain financial projections set forth in “Unaudited Prospective Financial Information — Sierra Projections” relating to Sierra (the “Sierra Projections”) prepared by Management, which manages Sierra, and discussed with Management its assessment as to the relative likelihood of achieving the Sierra Projections;

•        Discussed the past and current business, operations, financial condition and prospects of each of MCC and MDLY with members of Management, and discussed the past and current business, operations, financial condition and prospects of Sierra, including after giving effect to the Mergers and the strategic and financial benefits anticipated by Management to result therefrom, with members of Management;

•        Reviewed the recent stock price performance and trading activity of the MDLY Class A Common Stock, and the financial performance of MDLY;

•        Reviewed the recent stock price performance and trading activity of the MCC Common Stock, and the financial performance of MCC, and a comparison with that of certain other comparable companies the securities of which are publicly traded, and that are, in Broadhaven’s judgment, comparable in certain respects to MCC;

•        Reviewed the anticipated pro forma impact of the transactions on Sierra’s NII, NAV and financial ratios;

•        Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•        Reviewed the Tax Receivable Agreement and the proposed treatment of the Tax Receivable Agreement under the Amended MCC Merger Agreement and Amended MDLY Merger Agreement;

•        Reviewed the Settlement that provides for payment of $17 million in Settlement Cash and issuance of the Settlement Shares with a value of $30 million, calculated as provided in the Settlement, to the Settlement Fund if the MCC Merger is consummated;

•        Reviewed drafts of the Amended MCC Merger Agreement and Amended MDLY Merger Agreement, each dated July 26, 2019, and certain related documents; and

•        Performed such other analyses and considered such other factors as Broadhaven has deemed appropriate.

In reaching its opinion, Broadhaven has assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Sierra, MCC or MDLY, and that formed a substantial basis for its opinion. Broadhaven has further relied upon assurances of Management, which also manages Sierra and MCC, that they are not aware of any facts or circumstances that would make such information inaccurate or misleading and that there has not been any material change in the assets, financial condition, results of operations, business or prospects of Sierra, MCC or MDLY since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to Sierra, MCC or MDLY, respectively, made available to Broadhaven by Sierra, MCC or MDLY.

Broadhaven assumed with the Sierra Special Committee’s consent that:

•        The final executed Amended MCC Merger Agreement and Amended MDLY Merger Agreement would not differ in any respect material to its analysis or its opinion from the draft Amended MCC Merger Agreement and Amended MDLY Merger Agreement Broadhaven reviewed;

•        The MCC Projections and the MDLY Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Management, which manages MCC, of the future financial performance of each of MCC and MDLY on a standalone basis, respectively;

•        The Sierra Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Management, which manages Sierra, of the future financial performance of Sierra on a standalone basis, following the acquisition of MDLY only and following the acquisition of both MCC and MDLY, respectively;

•        The Mergers will be consummated in accordance with the terms set forth in the Amended MCC Merger Agreement and Amended MDLY Merger Agreement without any waiver, amendment or delay of any terms or conditions in any manner that would be material to Broadhaven’s opinion;

•        The revenues and earnings projected in the Sierra Projections (and, following the Mergers, the revenues and earnings projected in the MCC Projections and the MDLY Projections) will be realized in the amounts and at the times projected in all respects material to Broadhaven’s analysis;

•        The Mergers will not result in the assumption or other acquisition of any tax, regulatory or other liabilities (including liabilities of MCC and MDLY and their respective subsidiaries) other than the Settlement Amount and those provided for in the Amended MCC Merger Agreement and Amended MDLY Merger Agreement, and that (1) the total consideration payable by Sierra pursuant to the MDLY Merger was negotiated to reflect a reduction equal to the Settlement Amount and (2) the assumption or other acquisition of liabilities provided for in the Amended MCC Merger Agreement and Amended MDLY Merger Agreement (other than the Settlement Amount) would not have a material impact on the value of Sierra;

•        The rate of taxation applied to certain earnings of Sierra included in the Sierra Projections and the rate of taxation applicable to MDLY included in the MDLY Projections will be experienced as projected following consummation of the Mergers;

•        In connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Mergers, no delays, limitations, conditions (including any required divestitures) or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Mergers;

•        The representations and warranties of Sierra, MCC and MDLY contained in the Amended MCC Merger Agreement and Amended MDLY Merger Agreement are accurate and complete in all respects material to Broadhaven’s analysis; and

•        The MCC Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code.

Broadhaven further advised the Sierra Special Committee of the following several important factors and assumptions that underlie its opinion, in each case which formed the bases for the analysis Broadhaven used in reaching its opinion, and Broadhaven would have been unable to deliver its opinion were any of these factors or assumptions to be incorrect in any material respect:

•        First, it is Broadhaven’s view that, were the shares of Sierra Common Stock to be listed and traded on a national securities exchange, including following consummation of the Mergers, such shares, on a fully distributed basis, would trade at a substantial discount to Sierra’s NAV.

•        Second, Broadhaven has assumed with the Sierra Special Committee’s consent that Sierra and its affiliates (including MDLY), pro forma for the Mergers, would, absent the tax relief afforded by the cancellation of and transfer of benefits under the Tax Receivable Agreement, pay taxes in the full amounts and at the times projected by Management and that the taxes resulting from the results of operations of MDLY in each year in which tax benefits are available under the Tax Receivable Agreement would be in excess of the tax benefits afforded by the Tax Receivable Agreement.

•        Third, Broadhaven has assumed with the Sierra Special Committee’s consent that MDLY, following its acquisition by Sierra, will be treated as a portfolio investment of Sierra for accounting purposes and that MDLY’s financial results will not be consolidated into the financial statements of Sierra.

•        Fourth, Broadhaven has assumed with the Sierra Special Committee’s consent that the SEC will grant exemptive relief requested by Sierra, MDLY, MCC and certain of their subsidiaries pursuant to an application initially filed on November 6, 2018 (as amended and restated on December 21, 2018, February 7, 2019 and February 15, 2019), without qualification or modification with respect to the Mergers and if the MCC Merger is not consummated concurrently with the MDLY Merger, the SEC will grant substantially similar exemptive relief with respect to the MDLY Merger.

•        Fifth, (i) the Settlement will be approved without amendment or modification in any material respect by the Delaware Court of Chancery and will not be appealed, modified, or otherwise amended or changed thereafter, (ii) the Settlement Amount (as provided for in the Settlement) will not, under any circumstances, exceed $47 million, calculated in accordance with the Settlement, (iii) neither the Settlement, the Delaware Court of Chancery, nor any other court or regulatory body will impose any obligations on any of Sierra, MCC or MDLY in connection with the Mergers or otherwise beyond those contemplated by the Settlement, and (iv) the legal fees and expenses of the Plaintiffs in connection with the matters and disputes referred to in the Settlement and in connection with any other litigation in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement (the “Original Transactions”), which are reimbursable by any or all of MDLY, MCC or Sierra have not exceeded, and will not exceed, $15 million and will be covered all or in substantial part by applicable insurance, and all other defense fees and costs in connection with the MCC Stockholder Action will be covered by insurance.

Broadhaven is not a legal, tax, accounting or regulatory advisor. Broadhaven is a financial advisor only and relied upon, without independent verification, the assessments of Sierra and its legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters.

Broadhaven has not made any independent valuation or appraisal of Sierra, MCC, MDLY or their respective assets or liabilities, Broadhaven has not relied upon any such valuations or appraisals furnished to it, and its opinion does not constitute or imply any particular valuation of Sierra. In arriving at its opinion, Broadhaven has not conducted a physical inspection of Sierra, MCC, MDLY or their respective assets. Broadhaven’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Broadhaven as of, the date of its opinion. Events occurring after the date of its opinion may affect Broadhaven’s opinion and the assumptions used in preparing it, and Broadhaven does not assume any obligation to update, revise or reaffirm its opinion. Broadhaven’s opinion did not in any manner address the prices at which the Sierra Common Stock will trade after the announcement or consummation of the Mergers or at any other time.

The following is a summary of the material financial analyses performed by Broadhaven in connection with the preparation of its opinion to the Sierra Special Committee. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses used by Broadhaven, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Broadhaven’s opinion.

Financial Analysis of Sierra and MCC

Comparison of Sierra and MCC.    Broadhaven noted the meaningful similarities between the MCC loan portfolio and the Sierra loan portfolio. In particular, 37% of Sierra’s portfolio was comprised of borrowers which were also represented in the MCC portfolio. In addition, Broadhaven noted that MCC and Sierra shared the same external portfolio managers (MDLY)and had a similar investment strategy. Broadhaven conducted analysis of MCC’s trading levels relative to its NAV over time and noted that MCC traded at a price to NAV of 46% as of July 26, 2019.

Comparable Public Companies Analysis. Broadhaven considered certain financial data of selected internally-managed and externally-managed BDCs with publicly traded equity securities. The financial data included, among other things:

•        Stock price as a multiple of NAV per share (“P/NAV”);

•        Stock price as a multiple of 2020 projected earnings per share (“P/Earnings”); and

•        Dividend yield based on most recent quarterly dividend (“MRQ Dividend Yield”)

The selected internally-managed BDCs were:

•        Main Street Capital Corporation

•        Hercules Capital, Inc.

•        Capital Southwest Corporation

Broadhaven noted the following financial data as of July 26, 2019 for the selected internally-managed BDCs:

	Internally Managed Business Development Companies
Data	Mean	Median
P/NAV	136%	127%
P/Earnings	12.3X	11.7X
MRQ Dividend Yield	7.6%	7.4%

The selected externally-managed BDCs were:

•        Ares Capital Corporation

•        FS KKR Capital Corporation

•        Prospect Capital Corporation

•        TPG Specialty Lending, Inc.

•        Golub Capital BDC, Inc.

•        New Mountain Finance Corporation

•        Apollo Investment Corporation

•        TCG BDC, Inc.

•        Solar Capital Ltd.

•        Goldman Sachs BDC, Inc.

•        BlackRock TCP Capital Corp.

•        Oaktree Specialty Lending Corporation

•        Barings BDC, Inc.

•        PennantPark Floating Rate Capital Ltd.

•        PennantPark Investment Corporation

•        BlackRock Capital Investment Corporation

•        Gladstone Investment Corporation

•        Fidus Investment Corporation

•        TriplePoint Venture Growth BDC Corp.

•        Oxford Square Capital Corp.

•        WhiteHorse Finance, Inc.

•        Solar Senior Capital Ltd.

•        Stellus Capital Investment Corporation

•        Gladstone Capital Corporation

•        Monroe Capital Corporation

•        Oaktree Strategic Income Corporation

•        THL Credit, Inc.

•        Medley Capital Corporation

•        Saratoga Investment Corp.

•        MVC Capital, Inc.

•        Horizon Technology Finance Corporation

•        OFS Capital Corporation

•        Capitala Finance Corp.

•        Garrison Capital Inc.

•        Portman Ridge Finance Corporation

Broadhaven noted the following financial data as of July 26, 2019 for the selected externally-managed BDCs:

	Externally Managed Business Development Companies
Data	Mean	Median
P/NAV	91%	90%
P/Earnings	9.6X	9.2X
MRQ Dividend Yield	9.9%	9.7%

No company utilized in the comparable public company analysis is directly comparable to Sierra or MCC. In evaluating the selected companies, Broadhaven made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sierra or MCC, such as the impact of competition on the businesses of Sierra or MCC and on the middle-market lending industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Sierra or MCC or the industry or in the financial markets in general, which could affect the public trading value of the companies selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected company data.

Selected Precedent Transactions Analysis.    Broadhaven reviewed the purchase prices paid in the following twelve publicly announced selected transactions based on publicly available information and calculated the purchase price to the-most-recent-quarter NAV ratio (“Price/MRQ NAV’), the purchase price to the last-twelve-month NII ratio (“Price/LTM NII’) and the purchase price to the next-twelve-month NII ratio (“Price/NTM NII’), respectively, as set forth below.

			Price/
Date	Target	Acquirer	MRQ NAV (%)	LTM NII (X)	NTM NII (X)
Nov-18	Golub Capital Investment Corporation(1)	Golub Capital BDC	116%	14.5	N/A
Jul-18	FS Investment Corporation(2)	Corporate Capital Trust	86	10.4	10.6
Apr-18	Triangle Capital Corporation(3)	Benefit Street Partners	90	8.4	10.4
May-17	NF Investment Corp.	TCG BDC, Inc.	100	10.0	N/A
Oct-16	Credit Suisse Park View BDC(4)	CION Investment Corporation	78	7.8	N/A
Jun-16	Full Circle Capital(5)	Great Elm Capital	106	9.6	N/A
May-16	American Capital(6)	Ares Capital	68	11.5	11.4
Sep-15	TICC Capital Corp (Cancelled)	TPG Specialty Lending	90	8.7	8.8
Apr-15	MCG Capital	PennantPark Floating Rate Capital	99	N/M	N/M
Aug-10	GSC Investment Corp	Saratoga Investment Corp	44	6.6	6.6
Oct-09	Allied Capital	Ares Capital	52	7.2	39.0
Aug-09	Patriot Capital Funding(7)	Prospect Capital	54	4.3	5.8
Mean			82%	9.0	13.2
Median			88	8.7	10.4

____________

(1)      Exchange ratio as of 9/30/2018 with GBDC share valued as of the day prior to announcement.

(2)      Exchange ratio as of 3/31/2018 and excludes merger-related adjustments and mandatory tax distribution for CCT pre-close; shares valued at FSIC P/NAV day prior to announcement; CCT shareholders will receive cash in lieu of fractional shares of FSIC common stock.

(3)      Multiples exclude Barings’ cash payment.

(4)      Multiples exclude $120,000,000 consideration for estimated indebtedness, transaction expenses and adjustments.

(5)      Multiples include $5,000,000 special dividend.

(6)      Excludes $275,000,000 consideration from Ares Management and $562,000,000 consideration for the sale of American Capital Mortgage Management.

(7)      Multiples exclude $110,500,000 consideration for estimated indebtedness.

No company or transaction utilized in the precedent transaction analysis is identical to Sierra or MCC or directly comparable to the proposed MCC Merger. In evaluating the selected precedent transactions, Broadhaven made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sierra or MCC, such as the impact of competition on the business of Sierra or MCC or the middle-market lending industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Sierra or MCC or the industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected transaction data.

Based on the results of this analysis, the financial analysis of Sierra discussed above, and other factors that Broadhaven considered appropriate in its professional judgment, Broadhaven noted that the MCC Exchange Ratio resulted in (a) per share purchase price to MCC Stockholders of $3.42, at a Price/MRQ NAV of 75% and an exchange ratio of 0.680x, (b) a per share purchase price to MCC Stockholders of $3.32, at a Price/MRQ NAV of 75% and an exchange ratio of 0.660x, (c) a per share purchase price to MCC Stockholders of $3.19 at a Price/MRQ NAV of 70% and an exchange ratio of 0.680x and (d) a per share purchase price to MCC Stockholders of $3.10 at a Price/MRQ NAV of 70% and an exchange ratio of 0.660x.

BDC Regression Analysis.    Broadhaven compared Sierra’s return on equity for fiscal year 2020 as derived from the Sierra Projections (“SIC 2020 ROE”) with the relationship between 2020 ROEs and current price/NAV trading levels for internally-managed and externally-managed BDCs. SIC 2020 ROE of 7.2%, implied a trading price per share equal to 66% of Sierra’s NAV based on such regression analysis.

Illustrative Sierra Analysis at Various Prices.    Broadhaven reviewed Sierra’s 2020 net earnings per share of $0.49 as provided in the Sierra Projections and noted that, based on the mean multiple of 9.6X of forecasted 2020 net earnings per share for publicly traded externally managed BDCs, Sierra would be valued in the public market at between 60% and 70% of its NAV. Broadhaven also reviewed Sierra’s 2020 run-rate dividend of $0.44 as provided in the Sierra Projections and noted that, based on the mean dividend yield of 9.9% for publicly traded externally managed BDCs as of July 26, 2019, Sierra would be valued in the public market at between 60% and 70% of its NAV.

Based on the results of the above analyses and other factors that Broadhaven considered appropriate in its professional judgment, Broadhaven applied a P/NAV of 70% to 75% to Sierra’s NAV per share as of July 26, 2019, which resulted in an implied equity value per share of Sierra Common Stock of $4.70 to $5.03.

Financial Analysis of MDLY

With respect to MDLY, Broadhaven performed the following analyses:

Discounted Cash Flow Analysis.

(a)    Analysis Assuming Consummation of both MCC Merger and MDLY Merger

Assuming that the MCC Merger is consummated concurrently with the MDLY Merger, Broadhaven performed a discounted cash flow analysis of MDLY by calculating the estimated present value (as of December 31, 2019) of the unlevered, after-tax free cash flows that MDLY was forecasted to generate based on the MDLY Projections. Broadhaven calculated the implied terminal value of MDLY by applying a selected range of enterprise value/EBITDA multiples of 6x to 10x, to MDLY’s projected EBITDA for the fiscal year 2024. The present value (as of December 31, 2019) of MDLY’s cash flows and terminal values were then calculated using a selected range of discount rates from 10% to 18% derived from a weighted average cost of capital calculation. This analysis indicated the approximate implied per share equity value reference range for MDLY of $7.87 to $18.24, as compared to an implied value of MDLY Merger Consideration per share of $4.77 (assuming Sierra Common Stock is valued at 70% of per share NAV before giving effect to the net present value of the tax assets under the Tax Receivable Agreement).

In addition, assuming that the MCC Merger is consummated concurrently with the MDLY Merger, Broadhaven performed an analysis of the net present value of the tax assets under the Tax Receivable Agreement in a manner similar to the discounted cash flow analysis described in the paragraph above, which resulted in a net present value range of $0.80 to $1.23 per share, and a midpoint net present value of $0.98, based on a 12.0% discount rate. Taking into account the midpoint of the range of values ascribed to the Tax Receivable Agreement implied a value of MDLY Merger Consideration per share of $3.79 (assuming Sierra Common Stock is valued at 70% of per share NAV) after giving effect to the net present value of the tax assets under the Tax Receivable Agreement.

(b)    Analysis Assuming Consummation of MDLY Merger Only

Assuming that the MCC Merger is not consummated concurrently with the MDLY Merger, Broadhaven performed a discounted cash flow analysis of MDLY by calculating the estimated present value (as of December 31, 2019) of the unlevered, after-tax free cash flows that MDLY was forecasted to generate based on the MDLY Projections. Broadhaven calculated the implied terminal value of MDLY by applying a selected range of enterprise value/EBITDA multiples of 6x to 10x, to MDLY’s projected EBITDA for the fiscal year 2024. The present value (as of December 31, 2019) of MDLY’s cash flows and terminal values were then calculated using a selected range of discount rates from 10% to 18% derived from a weighted average cost of capital calculation. This analysis indicated the approximate implied per share equity value reference range for MDLY of $5.36 to $13.16, as compared to an implied value of MDLY Merger Consideration per share of $3.69 (assuming Sierra Common Stock is valued at 70% of per share NAV) before giving effect to the net present value of the tax assets under the Tax Receivable Agreement.

In addition, assuming that the MCC Merger is not consummated concurrently with the MDLY Merger, Broadhaven performed an analysis of the net present value of the tax assets under the Tax Receivable Agreement in a manner similar to the discounted cash flow analysis described in the paragraph above, which resulted in a net present value of $0.95, based on a 12.0% discount rate. Taking into account the midpoint of the range of values ascribed to the Tax Receivable Agreement implied a value of MDLY Merger Consideration per share of $2.74 (assuming Sierra Common Stock is valued at 70% of per share NAV) after giving effect to the net present value of the tax assets under the Tax Receivable Agreement.

Selected Precedent Transactions Analysis.    Broadhaven also reviewed the purchase prices paid in the following 6 publicly announced selected transactions based on publicly available information and calculated the respective enterprise value to EBITDA ratios.

			Firm Value to:
Date	Target	Acquirer	Pro Forma Revenue(4)	Step Up Adj. Revenue(5)	Pro Forma EBITDA(6)	Step Up Adj. EBITDA(5)
Dec-18	KCAP(1)	BC Partners	6.0x	5.1x	11.9x	10.1x
Oct-18	Benefit Street Partners(2)	Franklin Resources Inc.	6.8	6.2	13.6	12.3
Apr-18	Tennenbaum Capital Partners	BlackRock	N/A	N/A	N/A	N/A
Apr-18	TCAP Internally Managed Advisor(1)	Barings	6.2	5.2	12.4	10.5
Jul-17	Fifth Street Asset Management(3)	Oaktree Capital Management	6.0	5.1	11.9	10.1
Jul-16	BDCA Advisors	Benefit Street Partners	N/A	N/A	N/A	N/A
Mean			6.2x	5.4x	12.4x	10.8x
Median			6.1	5.2	12.1	10.3

____________

(1)      Assumes no incentive fees.

(2)      Firm value calculated by assuming upfront consideration is 50% of total consideration; NPV of the earnout calculated assuming equal payments of the remaining consideration over 6 years.

(3)      Pro forma revenue includes most recent quarter annualized incentive fees from FSC and FSFR.

(4)      Pro forma revenue is calculated based on the gross assets and new management fee rates at announcement.

(5)      The step-up adjusted revenue multiples and step-up adjusted EBITDA multiples are calculated based on reducing the purchase price by the net present value of the basis step-up, assuming zero starting basis, 33% tax rate, 12% discount rate and a 15-year amortization period.

(6)      Pro forma EBITDA assumes 50% EBITDA margin.

No company or transaction utilized in the precedent transaction analysis is identical to Sierra or MDLY or directly comparable to the proposed MDLY Merger involving Sierra and MDLY. In evaluating the selected precedent transactions, Broadhaven made judgments and assumptions with regard to the BDC industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sierra and MDLY, such as the impact of competition on the business of Sierra and/or MDLY or the BDC industry generally, the BDC industry growth and the absence of any material adverse change in the financial condition and prospects of Sierra and/or MDLY or the BDC industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected transaction data.

(a)    Analysis Assuming Consummation of both MCC Merger and MDLY Merger

Assuming that the MCC Merger is consummated concurrently with the MDLY Merger, based on the results of this analysis and other factors that Broadhaven considered appropriate in professional judgment, Broadhaven applied a firm value to EBITDA ratio of 12.0x – 14.0x to MDLY’s 2019 first quarter EBITDA on an annualized basis, EBITDA for the fiscal year 2019 as provided in the MDLY Projections and EBITDA for the fiscal year 2020 as provided in the MDLY Projections, which resulted in an implied MDLY purchase price range of $4.18 to $5.36 per share, $6.45 to $8.01 per share, and $8.89 to $20.86 per share, respectively, or, after taking into account an assumed additional $3 million of normalized management compensation, $3.16 to $4.17, $5.42 to $6.81, and $7.87 to $9.67 per share, respectively.

In addition, Broadhaven conducted a downside sensitivity analysis to MDLY’s EBITDA over the projection period provided in the MDLY Projections. Broadhaven assumed a 10% to 50% reduction in MDLY’s revenue growth and 2% to 10% reduction in MDLY’s EBITDA margin. The downside sensitivity implied a MDLY purchase price range of $4.44 to $10.42 per share based on the discounted cash flows analysis.

(b)    Analysis Assuming Consummation of MDLY Merger Only

Assuming that the MCC Merger is not consummated concurrently with the MDLY Merger, Broadhaven applied a firm value to EBITDA ratio of 12.0x – 14.0x to MDLY’s 2019 first quarter EBITDA on an annualized basis, EBITDA for the fiscal year 2019 as provided in the MDLY Projections and EBITDA for the fiscal year 2020 as provided in the MDLY Projections, which resulted in an implied MDLY purchase price range of $2.34 to $3.21 per share, $4.50 to $5.74 per share, and $7.29 to $8.99 per share, respectively, or, after taking into account an assumed additional $3 million of normalized management compensation, $1.31 to $2.02, $3.48 to $4.54, and $6.27 to $7.79 per share, respectively.

In addition, Broadhaven conducted a downside sensitivity analysis to MDLY’s EBITDA over the projection period provided in the MDLY Projections. Broadhaven assumed a 10% to 50% reduction in MDLY’s revenue growth and 2% to 10% reduction in MDLY’s EBITDA margin. The downside sensitivity implied a MDLY purchase price range of $2.88 to $7.33 per share based on the discounted cash flows analysis.

Pro Forma Value Creation Analysis

(a)     Analysis Assuming Consummation of both MCC Merger and MDLY Merger

Assuming that the MCC Merger is consummated concurrently with the MDLY Merger, Broadhaven also considered the potential value creation of the Mergers for the pre-merger Sierra Stockholders based on a comparison of (i) the NII per share and operating ROE, respectively, implied for Sierra on a standalone basis for the fiscal year 2020 as derived from the Sierra Projections and (ii) the net investment income per share and operating return on equity, respectively, implied for the potential pro forma Combined Company (after the completion of both Mergers) for the fiscal year 2020 as derived from the Sierra Projections, the MCC Projections and MDLY Projections. Broadhaven also compared (1) the per share NAV of Sierra on a standalone basis as of March 31, 2019 and (2) the per share NAV of the potential pro forma Combined Company as of March 31, 2019. This analysis indicated that the NII per share, operating ROE and the per share NAV were each greater for the pro forma Combined Company than for Sierra on a standalone basis, in each case, as set forth below.

	2020 Net Investment Income	2020 Operating Return on Equity	Net Asset Value
Standalone Sierra	$49.7 million	7.2%	$667.4 million
Pro Forma Combined Company(1)	$88.6 million	8.7%	$1,014.1 million
Accretion (Dilution)	18.1%(2)	1.56 bps	0.3%(2)

____________

(1)      Based on an exchange ratio for MCC of 0.66x.

(2)      On a per share basis (taking into account the additional Sierra Common Stock to be issued pursuant to both Mergers).

(b)    Analysis Assuming Consummation of MDLY Merger Only

Assuming that the MCC Merger is not consummated concurrently with the MDLY Merger, Broadhaven also considered the potential value creation of the MDLY Merger for the pre-merger Sierra Stockholders based on a comparison of (i) the NII per share and operating ROE, respectively, implied for Sierra on a standalone basis for the fiscal year 2020 as derived from the Sierra Projections and (ii) the net investment income per share and operating return on equity, respectively, implied for the potential pro forma combined company (after the completion of the MDLY Merger only) for the fiscal year 2020 as derived from the Sierra Projections and the MDLY Projections. Broadhaven also compared (1) the per share NAV of Sierra on a standalone basis as of March 31, 2019, and (2) the per share NAV of the potential pro forma Combined Company as of March 31, 2019, in each case assuming $6.9 million of cost savings on the low end and $9.7 million of cost savings on the high end. This analysis indicated that the NII per share and operating ROE were each greater for the pro forma combined company (after the consummation of the MDLY Merger only) than for Sierra on a standalone basis, in each case, as set forth below. Broadhaven noted that the MCC Merger alone is dilutive to Sierra on a NAV per share basis.

	2020 Net Investment Income (low end)	2020 Net Investment Income (high end)	2020 Operating Return on Equity (low end)	2020 Operating Return on Equity (high end)	Net Asset Value
Standalone Sierra	$49.7 million	$49.7 million	7.2%	7.2%	$667.4 million
Pro Forma Combined Company	$60.3 million	$62.2 million	8.1%	8.4%	$735.0 million
Accretion (Dilution)	8.8%(1)	12.2%(1)	0.94 bps	1.20 bps	(0.7)%(1)

____________

(1)      On a per share basis (taking into account the additional Sierra Common Stock to be issued pursuant to the MDLY Merger).

General

Broadhaven performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Broadhaven considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Broadhaven believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Broadhaven may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Broadhaven’s view of the actual value of Sierra, MCC or MDLY. In performing its analyses, Broadhaven made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of Sierra, MCC and MDLY. Any estimates contained in Broadhaven’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Broadhaven conducted the analyses described above in connection with rendering its opinion to the Sierra Special Committee as to whether the total consideration to be paid and issued by Sierra in the transactions, considered as a whole and not in separate parts, was fair to Sierra from a financial point of view. These analyses do not purport to be appraisals or to reflect prices at which the Sierra Common Stock, MCC Common Stock or MDLY Class A Common Stock might actually trade.

The consideration to be paid and issued by Sierra in the Mergers was determined through negotiations between the Sierra Special Committee and MCC Special Committee and between the Sierra Special Committee and the MDLY Special Committee, respectively, and was approved by the Sierra Special Committee. Broadhaven acted as a financial advisor to the Sierra Special Committee during these negotiations. Broadhaven did not, however, recommend any specific consideration to the Sierra Special Committee or that any specific consideration constituted the only appropriate consideration for the Mergers.

Broadhaven’s opinion and its presentation to the Sierra Special Committee were one of many factors taken into consideration by the Sierra Special Committee in its evaluation of the Mergers. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Sierra Special Committee with respect to the consideration to be paid by Sierra in either Merger or whether the Sierra Special Committee would have been willing to recommend a different consideration in either Merger.

Broadhaven acted as financial advisor to the Sierra Special Committee in connection with the Mergers and has received or will receive the following fees for serving in this capacity: (a) $250,000 as a retainer, which was paid upon signing of the engagement letter, (b) $1 million opinion fee, which was paid upon Broadhaven’s advice to Sierra that it has completed its work necessary to deliver (and is prepared to deliver) its opinion and (c) $1.25 million immediately prior to and in connection with the closing of either of the Mergers or any alternative transaction.

In addition to the fees described above, Sierra also has agreed to reimburse Broadhaven for its reasonable and documented out-of-pocket expenses incurred in performing its services, including fees, disbursements and other charges of external legal counsel, subject to a $200,000 cap on legal expenses. Sierra also has agreed to indemnify Broadhaven against certain liabilities and expenses related to or arising out of Broadhaven’s engagement.

In the two years prior to the date of its opinion, Broadhaven advised MDLY in connection with a potential strategic transaction pursuant to an engagement letter that was terminated on June 15, 2018. In connection with that engagement, Broadhaven received confidential information of MDLY and worked with Management, but did not receive any compensation in connection with such engagement and will not receive any compensation relating to such engagement as a result of the Mergers. Such prior assignment for MDLY was disclosed to the Sierra Special Committee before Broadhaven was engaged to represent the Sierra Special Committee. Broadhaven may seek to provide financial advisory and other services to Sierra, MCC or MDLY in the future and would expect to receive fees for rendering those services. Broadhaven had also previously acted as financial advisor to the Sierra Special Committee and provided a fairness opinion dated August 9, 2018, in connection with the Original Transactions.  Broadhaven received $2.25 million for its services from Sierra in connection with that representation were reimbursed for out-of-pocket and legal expenses.

Opinion of Financial Advisor to the MCC Special Committee

The MCC Special Committee retained Sandler O’Neill to act as financial advisor to the MCC Special Committee in connection with the MCC Special Committee’s consideration of the Proposed Business Combination. The MCC Special Committee selected Sandler O’Neill as its financial advisor because Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial services companies. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to the MCC Special Committee in connection with the proposed MCC Merger and participated in certain of the negotiations leading to the execution of the Amended MCC Merger Agreement. At the July 28, 2019 telephonic meeting of the MCC Special Committee, at which the MCC Special Committee considered the Amended MCC Merger Agreement and the MCC Merger, Sandler O’Neill delivered to the MCC Special Committee its oral opinion, which was subsequently confirmed in writing on July 28, 2019, to the effect that, as of such date, the MCC Merger Consideration, taken together with the payment of cash and Sierra Common Stock in the Settlement, was fair to the holders of MCC Common Stock (other than Sierra, MDLY and their respective affiliates and those holders of MCC Common Stock who are not eligible to fully participate in the Settlement Fund), from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix D to this Amended Joint Proxy Statement/Prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. MCC Stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed MCC Merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the MCC Special Committee (in its capacity as such) in connection with its consideration of the Amended MCC Merger Agreement and the MCC Merger and does not constitute a recommendation to any MCC Stockholder as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the Amended MCC Merger Agreement and the MCC Merger. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the MCC Merger Consideration, to the extent expressly specified in the opinion, to the holders of MCC Common Stock (other than Sierra, MDLY and their respective affiliates and those holders of MCC Common Stock who are not eligible to fully participate in the Settlement Fund) and did not address the underlying business decision of MCC to engage in the MCC Merger, the form or structure of the Mergers or any other transactions contemplated in the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement, the relative merits of the Mergers as compared to any other alternative transactions or business strategies that might exist for MCC or the effect of any other transaction in which MCC might engage (including, without limitation, the MCC Merger as originally agreed upon in August 2018). Sandler O’Neill also did not express any opinion as to the fairness of the amount or nature of compensation to be received in the MCC Merger by any officer, director, or employee of MCC or Sierra, or any class of such persons, if any, relative to the compensation to be received in the MCC Merger by any other stockholder. Sandler O’Neill further expressed no opinion as to the fairness of the consideration to be paid by Sierra in connection with the MDLY Merger (including, without limitation, the relative fairness of such consideration and the MCC Merger Consideration), the fairness of the amounts to be distributed in the Settlement Fund or any other term or aspect of the settlement of the FrontFour Action or the fairness of any term or aspect of the New Sierra Investment Advisory Agreement to be entered into by Sierra, which is to be effective as of the MCC Merger Effective Time. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•        an execution version of the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the Settlement;

•        certain publicly available financial statements and other historical financial information of MCC, Sierra and MDLY that Sandler O’Neill deemed relevant;

•        the MCC Projections, the Sierra Projections and the MDLY Projections and estimated NAVs of MCC and Sierra, all as provided by Management (which is the parent of the investment advisers that externally manage and advise MCC and Sierra);

•        the pro forma financial impact of the Mergers on Sierra and also with respect to certain financial metrics of MCC, based on certain assumptions relating to cost savings, purchase accounting adjustments, transaction expenses and tax benefits, as provided by Management;

•        the publicly reported historical price and trading activity for MCC Common Stock and MDLY Class A Common Stock;

•        a comparison of certain financial information for MCC and Sierra with similar companies for which information was publicly available;

•        certain financial information for asset management companies for which information was publicly available;

•        the financial terms of certain recent business combinations in the BDC industry, to the extent publicly available, as well as the proposed amended and restated financial terms of the MDLY Merger;

•        the current market environment generally and the BDC industry environment in particular; and

•        such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of Management and its representatives the respective businesses, financial condition, results of operations and prospects of MCC, Sierra and MDLY.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by MCC, Sierra, MDLY or their respective representatives or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill further relied on the assurances of Management that it was not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Sandler O’Neill was not asked to undertake, and did not undertake, an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness of such information. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of MCC, Sierra, MDLY or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans or other investments of MCC or Sierra. Sandler O’Neill did not review any individual credit files relating to MCC or Sierra.

In preparing its analyses, Sandler O’Neill used the MCC Projections, the Sierra Projections and the MDLY Projections and estimated NAVs of MCC and Sierra, all as provided by Management. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to cost savings, purchase accounting adjustments, transaction expenses and tax benefits, as provided by Management. With respect to the foregoing information, Management confirmed to Sandler O’Neill that such information reflected the best currently available estimates and judgments of Management as to the future financial performance of MCC, Sierra and MDLY and the other matters covered thereby. Sandler O’Neill assumed that the future financial performance reflected in all of the foregoing information used by Sandler O’Neill would be achieved, and Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there was no material change in the respective assets, financial condition, results of operations, businesses or prospects of MCC, Sierra or MDLY since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analyses that MCC, Sierra and MDLY would remain as going concerns for all periods relevant to its analyses.

Sandler O’Neill also assumed, with the MCC Special Committee’s consent, that (i) each of the parties to the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement would comply in all material respects with all material terms and conditions of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on MCC, Sierra, MDLY or the benefits contemplated by the Mergers or any related transaction, (iii) the Mergers and any related transactions (including, without limitation, the conversion by MDLY of all of the outstanding subsidiary Medley LLC Units not already owned by MDLY, the termination by MDLY of its existing Tax Receivable Agreement and the final dividend to be paid by MCC pursuant to the Amended MCC Merger Agreement) would be consummated in accordance with the terms of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement or as otherwise described to Sandler O’Neill by representatives of MCC without any waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements, and (iv) the MCC Merger would qualify as a tax-free reorganization for U.S. federal income tax purposes. Finally, with the MCC Special Committee’s consent, Sandler O’Neill relied upon the advice that MCC received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Mergers and the other transactions contemplated by the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement. Sandler O’Neill expressed no opinion as to any such matters.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its opinion. Events occurring after the date of Sandler O’Neill’s opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. Sandler O’Neill expressed no opinion as to the trading values of MCC Common Stock, Sierra Common Stock or MDLY Class A Common Stock at any time or what the value of Sierra Common Stock would be once it is actually received by the holders of MCC Common Stock.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to the MCC Special Committee, but is a summary of the material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to MCC, Sierra or MDLY and no transaction is identical to the MCC Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of MCC, Sierra and MDLY and the companies to which they were compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the MCC Merger Consideration, taken together with the payment of the Settlement Amount, to the holders of MCC Common Stock (other than Sierra, MDLY, and their respective affiliates and those holders of MCC Common Stock who are not eligible to fully participate in the Settlement) on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of MCC, Sierra, MDLY and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the MCC Special Committee at its July 28, 2019 meeting. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of MCC Common Stock, Sierra Common Stock or MDLY Common Stock or the prices at which MCC Common Stock, Sierra Common Stock or MDLY Common Stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by the MCC Special Committee in making its determination to approve of MCC’s entry into the Amended MCC Merger Agreement and the analyses described below should not be viewed as determinative of the decision of the MCC Special Committee, the MCC Board or MCC’s management with respect to the fairness of the MCC Merger.

In arriving at its opinion Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather, Sandler O’Neill made its determination as to the fairness of the MCC Merger Consideration, taken together with the payment of the Settlement Amount, on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. To be conservative, the assumed per share payment of $0.31 in cash and an additional 0.08 of a share of Sierra Common Stock in connection with the Settlement Amount utilized by Sandler O’Neill in its analyses assumed that all holders of MCC Common Stock are eligible to fully participate in the Settlement Amount.

Implied MCC Transaction Multiples

Sandler O’Neill calculated per share implied transaction prices and corresponding aggregate implied transaction values, as set forth in the table below, based on potential exchange ratios in the MCC Merger of 0.66x and 0.68x and the assumed per share payment of $0.31 in cash and an additional 0.08 of a share of Sierra Common Stock in the Settlement Amount and applying various illustrative Sierra stock price-to-NAV per share multiples ranging from 0.40x to 1.00x to the pro forma NAV per share as of March 31, 2019 of the Combined Company using the reported standalone NAVs per share as of March 31, 2019 of MCC and Sierra. Sandler O’Neill calculated the following implied transaction metrics using certain financial projections for MCC, Sierra and MDLY for the calendar year 2020 provided by MDLY management and the closing price of MCC Common Stock on July 26, 2019:

Implied MCC Transaction Multiples (Exchange Ratio of 0.66x)

	Illustrative Price/Pro Forma Sierra 3/31/2019 NAV Multiple
Illustrative Price/NAV Multiple Sensitivity	0.40x	0.50x	0.60x	0.70x	0.80x	0.90x	1.00x
Implied Price per Pro Forma Sierra Share	$2.70	$3.37	$4.04	$4.72	$5.39	$6.06	$6.74
Implied Pro Forma Sierra Equity Value ($ in thousands)	$406.1	$507.7	$609.2	$710.7	$812.3	$913.8	$1,051.4
Implied MCC Equity Value	$108.9	$136.1	$163.3	$190.6	$217.8	$245.0	$272.2
2020 Pro Forma Sierra NII Yield	20.9%	16.7%	13.9%	12.0%	10.5%	9.3%	8.4%
2020 Pro Forma Sierra NII Yield – MDLY Flat Case(1)	19.4%	15.5%	12.9%	11.1%	9.7%	8.6%	7.8%
Pro Forma Value per MCC Share (excluding cash from Settlement Fund)	$2.00	$2.50	$3.00	$3.50	$4.00	$4.50	$5.00
Implied Premium/(Discount) to Current Market Value	(14.2)%	7.2%	28.7%	50.1%	71.6%	93.0%	114.5%
Implied Price/MCC 3/31/19 NAV Multiple	0.39x	0.49x	0.59x	0.68x	0.78x	0.88x	0.98x
Pro Forma Value Per MCC Share (including cash from Settlement Fund)	$2.31	$2.81	$3.31	$3.81	$4.31	$4.81	$5.31
Implied Premium/(Discount) to Current Market Value	(0.8)%	20.6%	42.1%	63.5%	85.0%	106.4%	127.9%
Implied Price/MCC 3/31/19 NAV Multiple	0.45x	0.55x	0.65x	0.75x	0.84x	0.94x	1.04x

____________

(1)      Assuming for informational purposes at the request of the MCC Special Committee that MDLY’s projected financial performance in calendar year 2020 remained the same as it was projected to be in calendar year 2019.

Implied MCC Transaction Multiples (Exchange Ratio of 0.68x)

	Illustrative Price/Pro Forma Sierra 3/31/2019 NAV Multiple
Illustrative Price/NAV Multiple Sensitivity	0.40x	0.50x	0.60x	0.70x	0.80x	0.90x	1.00x
Implied Price per Pro Forma Sierra Share	$2.69	$3.37	$4.04	$4.72	$5.39	$6.06	$6.74
Implied Pro Forma Sierra Equity Value ($ in thousands)	$409.1	$511.3	$613.6	$715.9	$818.1	$920.4	$1,022.7
Implied MCC Equity Value	$111.8	$139.8	$167.7	$195.7	$223.7	$251.6	$279.6
2020 Pro Forma Sierra NII Yield	20.8%	16.6%	13.8%	11.9%	10.4%	9.2%	8.3%
2020 Pro Forma Sierra NII Yield – MDLY Flat Case(1)	19.3%	15.4%	12.8%	11.0%	9.6%	8.6%	7.7%
Pro Forma Value per MCC Share (excluding cash from the Settlement Fund)	$2.05	$2.57	$3.08	$3.59	$4.11	$4.62	$5.13
Implied Premium/(Discount) to Current Market Value	(11.9)%	10.1%	32.2%	54.2%	76.2%	98.2%	120.3%
Implied Price/MCC 3/31/19 NAV Multiple	0.40x	0.50x	0.60x	0.70x	0.80x	0.90x	1.00x
Pro Forma Value Per MCC Share (including cash from the Settlement Fund)	$2.36	$2.88	$3.39	$3.90	$4.42	$4.93	$5.44
Implied Premium/(Discount) to Current Market Value	1.5%	23.5%	45.6%	67.6%	89.6%	111.6%	133.7%
Implied Price/MCC 3/31/19 NAV Multiple	0.46x	0.56x	0.66x	0.76x	0.86x	0.96x	1.07x

____________

(1)      Assuming for informational purposes at the request of the MCC Special Committee that MDLY’s projected financial performance in calendar year 2020 remained the same as it was projected to be in calendar year 2019.

Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for MCC with two groups of BDCs selected by Sandler O’Neill. One group consisted of the following 46 BDCs publicly traded on the NYSE or NASDAQ and the other group consisted of the following two senior/floating fund BDCs.

Business Development Companies:
Alcentra Capital Corp.	Main Street Capital Corporation
Apollo Investment Corporation	Monroe Capital Corp.
Ares Capital Corporation	MVC Capital, Inc.
Bain Capital Specialty Finance	New Mountain Finance Corporation
Barings BDC, Inc.	Newtek Business Services Corp.
Blackrock Capital Investment Corporation	Oaktree Specialty Lending
Blackrock TCP Capital Corp.	Oaktree Strategic Income Corporation
Capital Southwest Corporation	OFS Capital Corp.
Capitala Finance Corp.	OHA Investment Corp.
CM Finance	Oxford Square Capital Corp.
Equus Total Return	PennantPark Investment Corporation
Fidus Investment Corporation	Portman Ridge Financial Corporation
Firsthand Technology Value Fund, Inc.	Prospect Capital Corporation
FS KKR Capital Corporation	Rand Capital Corporation
Garrison Capital Inc.	Saratoga Investment Corp.
Gladstone Capital Corporation	Solar Capital Ltd.
Gladstone Investment Corporation	Stellus Capital Investment Corporation
Goldman Sachs BDC, Inc.	TCG BDC
Golub Capital BDC, Inc.	THL Credit, Inc.
GSV Capital Corp.	Tortoise Pipeline & Energy Fund, Inc.
Harvest Capital Credit Corporation	TPG Specialty Lending
Hercules Technology Growth Capital, Inc.	TriplePoint Venture Growth BDC
Horizon Technology Finance Corporation	WhiteHorse Financial Inc.
Business Development Companies Interested in Senior/Floating Funds
PennantPark Floating Rate Capital	Solar Senior Capital Ltd.

To the extent publicly available, the analysis compared financial information for MCC and the comparable companies as of or for the period ended March 31, 2019 and market performance data for MCC and the comparable companies based on market prices as of July 26, 2019, publicly available financial information as of or for the period ended March 31, 2019 and consensus research analysts earnings per share (“EPS”) estimates for the calendar years 2019 and 2020. The table below sets forth the data for MCC and the mean and median data for the two comparable company groups.

	MCC	BDC Median	BDC Mean	Senior/ Floating Funds Median	Senior/ Floating Funds Mean
Market Cap ($ in millions)	$127	$340	$738	$359	$359
Total Assets ($ in millions)	$696	$582	$1447	$745	$745
Price/NAV	0.46x	0.88x	0.90x	0.95x	0.95x
Price/2019E EPS	NM	10.1x	10.5x	11.0x	11.0x
Price/2020E EPS	NM	9.9x	9.9x	10.9x	10.9x
Current Dividend Yield	NM	9.4%	8.9%	9.1%	9.1%

MCC — Analysis at Various Multiples

Sandler O’Neill performed an analysis that calculated per share implied prices of MCC Common Stock and corresponding aggregate implied MCC equity values, as set forth in the table below, by applying various illustrative stock price-to-NAV per share multiples ranging from 0.46x to 1.10x to the reported standalone NAV per share as of

March 31, 2019 of MCC. Sandler O’Neill then calculated the following implied standalone metrics using certain financial projections for MCC for the calendar years 2019 and 2020 provided by MDLY management:

	Illustrative Price/MCC 3/31/2019 NAV Multiple
Illustrative Price/NAV Multiple Sensitivity	0.46x	0.50x	0.60x	0.70x	0.80x	0.86x	0.90x	1.00x	1.10x
Implied Price/MCC Share	$2.33	$2.55	$3.07	$3.58	$4.09	$4.38	$4.60	$5.11	$5.62
Implied MCC Equity Value ($ in thousands)	$126,925	$139,160	$166,993	$194,825	$222,657	$238,674	$250,489	$278,321	$306,153

Implied Declared Dividend Yield
2019E Dividend Yield	6.44%	5.87%	4.89%	4.19%	3.67%	3.42%	3.26%	2.94%	2.67%
2019E + 2020E Average Dividend Yield	7.94%	7.24%	6.03%	5.17%	4.53%	4.22%	4.02%	3.62%	3.29%
2020E Dividend Yield	9.44%	8.61%	7.18%	6.15%	5.38%	5.02%	4.78%	4.31%	3.91%

Implied Earned Dividend Yield
2019E Dividend Yield	(6.32)%	(5.76)%	(4.80)%	(4.11)%	(3.60)%	(3.36)%	(3.20)%	(2.88)%	(2.62)%
2019E + 2020E Average Dividend Yield	3.01%	2.74%	2.28%	1.96%	1.71%	1.60%	1.52%	1.37%	1.25%
2020E Dividend Yield	12.33%	11.24%	9.37%	8.03%	7.03%	6.56%	6.25%	5.62%	5.11%

Implied Price/Earnings Multiple
2019E Net Investment Income	(15.84x)	(17.36x)	(20.83x)	(24.31x)	(27.78x)	(29.78x)	(31.25x)	(34.72x)	(38.20x)
2019E + 2020E Average Net Investment Income	33.26x	36.47x	43.76x	51.06x	58.35x	62.55x	65.65x	72.94x	80.24x
2020E Net Investment Income	8.11x	8.89x	10.67x	12.45x	14.23x	15.25x	16.01x	17.79x	19.57x

Sierra — Analysis at Various Multiples

Sandler O’Neill performed an analysis that calculated per share implied prices of Sierra Common Stock and corresponding aggregate implied Sierra equity values, as set forth in the table below, by applying various illustrative stock price-to-NAV per share multiples ranging from 0.50x to 1.00x to the reported standalone NAV per share as of March 31, 2019 of Sierra. Sandler O’Neill then calculated the following implied standalone metrics using certain financial projections for Sierra for the calendar years 2019 and 2020 provided by Management:

	Illustrative Price/Sierra 3/31/2019 NAV Multiple
Illustrative Share Price	0.50x	0.60x	0.70x	0.80x	0.90x	1.00x
Implied Price/Sierra Common Stock	$3.35	$4.02	$4.70	$5.37	$6.04	$6.71
Implied Sierra Equity Value ($ in thousands)	$333,683	$400,420	$467,157	$533,893	$600,630	$667,367

Implied Declared Dividend Yield
2019E Dividend Yield	16.10%	13.42%	11.50%	10.06%	8.94%	8.05%
2019E + 2020E Average Dividend Yield	14.79%	12.33%	10.57%	9.25%	8.22%	7.40%
2020E Dividend Yield	13.49%	11.24%	9.63%	8.43%	7.49%	6.74%

Implied Earned Dividend Yield
2019E Dividend Yield	12.74%	10.62%	9.10%	7.96%	7.08%	6.37%
2019E + 2020E Average Dividend Yield	14.12%	11.77%	10.09%	8.83%	7.85%	7.06%
2020E Dividend Yield	15.50%	12.92%	11.07%	9.69%	8.61%	7.75%

Implied Price/Earnings Multiple
2019E Net Investment Income	7.85x	9.42x	10.99x	12.56x	14.13x	15.70x
2019E + 2020E Average Net Investment Income	7.08x	8.50x	9.91x	11.33x	12.75x	14.16x
2020E Net Investment Income	6.45x	7.74x	9.03x	10.32x	11.61x	12.90x

Precedent Transactions Analysis

Sandler O’Neill reviewed the following nine selected mergers and acquisitions involving BDCs announced between August 3, 2009 and November 28, 2018:

Buyer/Target

Golub Capital BDC, Inc./Golub Capital Investment Corporation

FS Investment Corporation/Corporate Capital Trust Inc.

Barings LLC/Triangle Capital Corporation

Benefit Street Partners LLC/Triangle Capital Corporation

CION Investment Corp./Credit Suisse Park View BDC, Inc.

Ares Capital Corporation/American Capital, LTD

PennantPark Floating Rate Capital/MCG Capital Corporation

Ares Capital Corporation/Allied Capital Corporation

Prospect Capital Corporation/Patriot Capital Funding

Using the latest publicly available information prior to the announcement of the relevant transaction in the case of the eight selected transactions for which such information was available, Sandler O’Neill reviewed the following transaction metrics: transaction price to NAV, and transaction price to year-to-date (“YTD”) net investment income (annualized), Sandler O’Neill also reviewed the 1-day market premium in the case of the five selected transactions in which the target company was publicly traded. As illustrated in the following table, Sandler O’Neill compared the indicated transaction metrics for the Mergers to the high, median, mean and low metrics of the selected transactions (excluding the impact of the YTD net investment income (annualized) multiple for one of the selected transactions, which multiple was considered not meaningful):

	Selected Transactions High	Selected Transactions Median	Selected Transactions Mean	Selected Transactions Low
Transaction price/NAV	1.16x	0.86x	0.84x	0.52x
Transaction price/YTD net investment income (annualized)	14.51x	12.19x	10.89x	4.29x
1-Day market premium	105.20%	15.80%	32.22%	1.70%

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the Mergers based on potential exchange ratios in the MCC Merger of 0.66x and 0.68x and the assumed per share payment of $0.31 in cash and an additional 0.08 of a share of Sierra Common Stock in connection with the Settlement Amount. Sandler O’Neill utilized certain financial projections for MCC, Sierra and MDLY for the calendar years 2019 and 2020 and certain assumptions relating to cost savings, purchase accounting adjustments, transaction expenses and tax benefits, all as provided by Management. The analysis indicated that the Mergers could be accretive to Sierra’s 2019 estimated net investment income per share by approximately 13.3% based on a 0.66x exchange ratio in the MCC Merger and approximately 12.5% based on a 0.68x exchange ratio in the MCC Merger (in each case giving effect to the assumed per share payment in the Settlement). This analysis also indicated that, based on Sierra’s projected pro forma financial results attributable to a share of MCC Common Stock using a 0.66x exchange ratio in the MCC Merger, the Mergers could be accretive relative to MCC’s 2019 estimated net investment income per share by approximately 35.6% (or 25.83% assuming for informational purposes at the request of the MCC Special Committee that MDLY’s projected financial performance in calendar year 2020 remained the same as it was projected to be in calendar year 2019) and accretive relative to MCC’s reported NAV per share as of March 31, 2019 by approximately 3.91% (in each case giving effect to the assumed per share payment in connection with the Settlement Amount). This analysis further indicated that, based on Sierra’s projected pro forma financial results attributable to a share of MCC Common Stock using a 0.68x exchange ratio in the MCC Merger, the Mergers could be accretive relative to MCC’s 2019 estimated net investment income per share by approximately 38.31% (or 28.3% assuming for informational purposes at the request of the MCC Special Committee that MDLY’s projected financial performance in calendar year 2020 remained the same as it was projected to be in calendar year 2019) and accretive relative to MCC’s reported NAV per share as of March 31, 2019 by approximately 6.54% (in each case giving effect to the assumed per share payment in connection with the Settlement Amount).

In connection with this analysis, Sandler O’Neill considered and discussed with the MCC Special Committee how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the Mergers, and noted that the actual results achieved by the Combined Company may vary from projected results and the variations may be material.

Supplemental MDLY Analysis at Various Illustrative Share Prices

Based on various illustrative share prices ranging from $0.77 to $6.00 and corresponding implied MDLY enterprise values (both before and after adjustment to reduce such share prices and implied enterprise values by the estimated present value of tax benefits relating to the Tax Receivable Agreement as discussed with Management), Sandler O’Neill reviewed with the MCC Special Committee on a supplemental basis the following implied standalone metrics using certain financial projections for MDLY for the calendar years 2019 and 2020 provided by MDLY management:

Supplemental MDLY Analysis at Various Illustrative Share Prices
(with the Tax Receivable Agreement Adjustment)

	Illustrative MDLY Valuation
Illustrative Share Price	$0.77	$2.38	$3.69	$4.26	$5.00	$6.00
Illustrative Equity Market Capitalization ($ in thousands)	$27,209	$83,711	$129,887	$149,675	$175,864	$211,037
Implied MDLY Enterprise Value ($ in thousands)	$154,770	$211,272	$257,448	$277,236	$303,425	$338,598
Premium to Market	(67.50)%	0.00%	55.16%	78.80%	110.08%	152.10%

Implied Multiples Based on:
Assets Under Management
Q1 2019 AUM	5.71%	7.79%	9.50%	10.23%	11.19%	12.49%
2019E AUM	5.45%	7.44%	9.06%	9.76%	10.68%	11.92%
2020E AUM	4.26%	5.82%	7.09%	7.64%	8.36%	9.33%

Revenues
Q1 2019 Revenue (Annualized)	2.81x	3.84x	4.67x	5.03x	5.51x	6.15x
2019E Revenue	2.50x	3.41x	4.16x	4.48x	4.90x	5.47x
2020E Revenue	1.98x	2.71x	3.30x	3.55x	3.89x	4.34x

EBITDA (excluding senior management compensation)
Q1 2019 EBITDA	9.97x	13.61x	16.59x	17.86x	19.55x	21.82x
Q1 2019 EBITDA (excluding inventory compensation adjustment)	7.45x	10.17x	12.39x	13.34x	14.60x	16.30x
Q1 2019 EBITDA (including all management adjustment)	5.76x	7.87x	9.59x	10.32x	11.30x	12.61x
2019E EBITDA	5.64x	7.71x	9.39x	10.11x	11.07x	12.35x
2020E EBITDA	4.47x	6.11x	7.44x	8.01x	8.77x	9.79x

EBITDA (including senior management compensation)
Q1 2019 EBITDA	15.14x	20.67x	25.19x	27.13x	29.69x	33.13x
Q1 2019 EBITDA (excluding inventory compensation adjustment)	10.00x	13.65x	16.63x	17.91x	19.60x	21.88x
Q1 2019 EBITDA (including all management adjustment)	7.18x	9.80x	11.94x	12.86x	14.08x	15.71x
2019E EBITDA	7.00x	9.55x	11.64x	12.53x	13.72x	15.31x
2020E EBITDA	5.28x	7.21x	8.79x	9.47x	10.36x	11.56x

Supplemental MDLY Analysis at Various Illustrative Share Prices
(without the Tax Receivable Agreement Adjustment)

	Illustrative MDLY Valuation
Illustrative Share Price	$0.77	$2.38	$3.69	$4.26	$5.00	$6.00
Less: Tax Receivable Agreement Adjustment	$0.65	$0.65	$0.65	$0.65	$0.65	$0.65
Illustrative Share Price Less Tax Receivable Agreement	$0.12	$1.73	$3.04	$3.61	$4.35	$5.35
Implied MDLY Equity Market Capitalization ($ in thousands)	$4,360	$60,863	$107,038	$126,826	$153,016	$188,189
Implied MDLY Enterprise Value ($ in thousands)	$131.921	$188,424	$234.599	$254,387	$280,577	$315,750
Premium to Market	(67.50)%	0.00%	55.16%	78.80%	110.08%	152.10%

Implied Multiples Based on:
Assets Under Management
Q1 2019 AUM	4.87%	6.95%	8.65%	9.38%	10.35%	11.65%
2019E AUM	4.64%	6.63%	8.26%	8.95%	9.88%	11.11%
2020E AUM	3.63%	5.19%	6.46%	7.01%	7.73%	8.70%

Revenues
Q1 2019 Revenue (Annualized)	2.40x	3.42x	4.26x	4.62x	5.09x	5.73x
2019E Revenue	2.13x	3.04x	3.79x	4.11x	4.53x	5.10x
2020E Revenue	1.69x	2.41x	3.01x	3.26x	3.59x	4.04x

EBITDA (excluding Management compensation)
Q1 2019 EBITDA	8.50x	12.14x	15.12x	16.39x	18.08x	20.34x
Q1 2019 EBITDA (excluding inventory compensation adjustment)	6.35x	9.07x	11.29x	12.24x	13.50x	15.20x
Q1 2019 EBITDA (including all management adjustment)	4.91x	7.02x	8.74x	9.47x	10.45x	11.76x
2019E EBITDA	4.81x	6.87x	8.56x	9.28x	10.23x	11.52x
2020E EBITDA	3.81x	5.45x	6.78x	7.35x	8.11x	9.13x

EBITDA (including Management compensation)
Q1 2019 EBITDA (excluding inventory compensation adjustment)	8.52x	12.17x	15.16x	16.44x	18.13x	20.40x
Q1 2019 EBITDA (including all management adjustment)	6.12x	8.74x	10.88x	11.80x	13.02x	14.65x
2019E EBITDA	5.96x	8.52x	10.61x	11.50x	12.68x	14.28x
2020E EBITDA	4.50x	6.43x	8.01x	8.69x	9.58x	10.78x

Supplemental Review of Selected Asset Management Companies

Sandler O’Neill reviewed with the MCC Special Committee on a supplemental basis publicly available information for two groups of asset management companies selected by Sandler O’Neill. One group consisted of the following 21 traditional asset managers publicly traded on the NYSE or NASDAQ and the other group consisted of the following 8 alternative asset managers.

Traditional Asset Management Companies:
Affiliated Managers Group, Inc.	Janus Henderson Group plc
AllianceBernstein Holding, L.P.	Legg Mason, Inc.
Artisan Partners Asset Management, Inc.	Manning & Napier, Inc.
BlackRock, Inc.	Pzena Investment Management, Inc.
BrightSphere Investment Group plc	Silvercrest Asset Management Group, Inc.
Cohen & Steers, Inc.	T. Rowe Price Group, Inc.
Eaton Vance Corp.	Victory Capital Holdings, Inc.
Federated Investors, Inc.	Virtus Investment Partners, Inc.
Focus Financial Partners, Inc.	Waddell & Reed Financial, Inc.
Franklin Resources, Inc.	Wisdom Tree Investments, Inc.
Invesco, Ltd.
Alternative Asset Managers
Apollo Investment Corporation	Hamilton Lane Inc.
Ares Capital Corporation	Kohlberg Kravis Roberts & Co.
The Blackstone Group, L.P.	Oaktree Capital Group, LLC.
The Carlyle Group, L.P.	Och-Ziff Capital Management Group

To the extent publicly available, Sandler O’Neill reviewed market performance data for the selected asset management companies based on market prices as of July 19, 2019 and consensus research analysts earnings per share (“EPS”) estimates for the calendar years 2019 and 2020. The table below sets forth the mean and median data for the two comparable company groups.

	Traditional Asset Manager Median	Traditional Asset Manager Mean	Alternative Asset Manager Median	Alternative Asset Manager Mean
Price/2019E EPS	12.3x	11.7x	14.8x	16.4x
Price/2020E EPS	10.3x	10.3x	13.2x	13.4x

Sandler O’Neill’s Relationship

Sandler O’Neill acted as the financial advisor to the MCC Special Committee in connection with the MCC Merger and will receive a transaction fee for such services of $1,000,000, $250,000 of which was paid in connection with execution of an amended engagement letter and a substantial portion of which fee is contingent upon consummation of the MCC Merger. Sandler O’Neill also received from MCC a $250,000 fee in connection with execution of its original engagement letter, dated June 29, 2018, a $1,000,000 fee for rendering its opinion, dated August 9, 2018 and a $1,000,000 fee for rendering its opinion, dated July 28, 2019, which engagement fee and opinion fees will not be credited towards the transaction fee becoming payable to Sandler O’Neill upon closing of the MCC Merger. MCC has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of Sandler O’Neill’s engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with Sandler O’Neill’s engagement. In connection with its engagement, Sandler O’Neill was not asked to, and did not, solicit indications of interest in a potential transaction with MCC from other parties, nor was Sandler O’Neill asked to, and Sandler O’Neill did not, participate in the negotiation or structuring of the Settlement Fund.

Sandler O’Neill did not provide any other investment banking services to MCC, Sierra or MDLY in the two years preceding the date of its opinion. In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to MCC, Sierra, MDLY and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of MCC, MDLY and their respective affiliates for its own account and for the accounts of Sandler O’Neill customers.

Opinion of Financial Advisor to the MDLY Special Committee

The MDLY Special Committee engaged Barclays to act as its independent financial advisor for the purpose of providing financial advisory services to the MDLY Special Committee with respect to certain potential transactions or series or combination of related transactions outside of the ordinary course of business of MDLY, including the MDLY Merger, pursuant to an engagement letter dated July 13, 2018, as amended on May 28, 2019. On July 28, 2019, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the MDLY Special Committee that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Consideration to be offered to the non-management holders of MDLY Class A Common Stock (the “MDLY Public Stockholders”) for their MDLY Class A Common Stock in the proposed MDLY Merger, assuming, at the instruction of the MDLY Special Committee that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming, at the instruction of the MDLY Special Committee, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Advisory Agreement, is fair, from a financial point of view, to such MDLY Public Stockholders.

The full text of Barclays’ written opinion, dated as of July 28, 2019, is attached to this Amended Joint Proxy Statement/Prospectus as Appendix E. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the MDLY Special Committee, addresses only the fairness, from a financial point of view, of the Consideration to be offered to the MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger, assuming, at the instruction of the MDLY Special Committee that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming, at the instruction of the MDLY Special Committee, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement, and does not constitute a recommendation to any MDLY Public Stockholder or any other person as to how such MDLY Public Stockholder or other person should vote or act with respect to the proposed MDLY Merger, the proposed MCC Merger or any other matter. The terms of the proposed MDLY Merger and the proposed MCC Merger were determined through arm’s length negotiations among Management, the MDLY Special Committee, the Sierra Special Committee and the MCC Special Committee and, upon the recommendation of the MDLY Special Committee, the proposed MDLY Merger was unanimously approved by the MDLY Board. Barclays did not recommend any specific form or amount of consideration to MDLY, the MDLY Special Committee or the MDLY Board or that any specific form or amount of consideration constituted the only appropriate consideration for the proposed MDLY Merger or the proposed MCC Merger. Barclays was not requested to opine as to, and except as expressly set forth below with respect to the assumption, at the MDLY Special Committee’s instruction, that the MCC Merger is consummated substantially concurrently with the MDLY Merger and the alternative assumption, at the MDLY Special Committee’s instruction, that the MCC Merger is not consummated and MCC terminates the MCC Investment Management Agreement, Barclays’ opinion does not in any manner address the MCC Merger or the Amended MCC Merger Agreement. Barclays’ opinion does not in any manner address the relative fairness as to the amount and nature of the consideration to be paid in the MDLY Merger whether the MCC Merger is consummated substantially concurrently with the MDLY Merger or the MCC Merger is not consummated and MCC terminates the MCC Investment Management Agreement. Barclays was not requested to opine as to, and its opinion does not in any manner address, MDLY’s underlying business decision to proceed with or effect the proposed MDLY Merger, the likelihood of the consummation of the proposed MDLY Merger or the proposed MCC Merger, or the relative merits of the proposed MDLY Merger as compared to any other transaction in which MDLY may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed MDLY Merger or the proposed MCC Merger, or any class of such persons, relative to the Consideration to be offered to the MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger. No limitations were imposed by MDLY, the MDLY Board or the MDLY Special Committee upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•        reviewed and analyzed the Amended MDLY Merger Agreement and the Amended MCC Merger Agreement and the specific terms of the proposed MDLY Merger and MCC Merger;

•        reviewed and analyzed publicly available information concerning MDLY that Barclays believed to be relevant to its analysis, including MDLY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and MDLY’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019;

•        reviewed and analyzed financial and operating information with respect to the business, operations and prospects of MDLY furnished to Barclays by MDLY, including financial projections of MDLY prepared by Management assuming that the MCC Investment Management Agreement is not terminated (the “MDLY Projections with MCC Investment Advisory Agreement”) and alternatively, assuming that MCC terminates the MCC Investment Management Agreement (the “MDLY Projections without MCC Investment Advisory Agreement” and together with the MDLY Projections with MCC Investment Advisory Agreement, the “MDLY Projections”) (See “— Unaudited Prospective Financial Information — MDLY Projections”);

•        reviewed and analyzed financial and operating information with respect to the business, operations and prospects of MCC and Sierra furnished to Barclays by Management, including financial projections of each of MCC and Sierra prepared by Management as investment adviser and manager of MCC and Sierra, respectively (the “MCC and Sierra Standalone Projections”) (See “— Unaudited Prospective Financial Information — MCC Projections” and “— Unaudited Prospective Financial Information — Sierra Projections”);

•        reviewed and analyzed pro forma financial projections for the Combined Company, including cost savings, operating synergies and other strategic benefits prepared by Management, assuming that the MCC Merger is consummated substantially concurrently with the MDLY Merger (the “Sierra/MCC Projections”) (See “Unaudited Prospective Financial Information — Combined Company Projections”);

•        reviewed and analyzed pro forma financial projections for the Sierra/MDLY Company, including cost savings, operating synergies and other strategic benefits prepared by Management, assuming that the MCC Merger is not consummated substantially concurrently with the MDLY Merger and that MCC terminates the MCC Investment Management Agreement (the “Sierra Projections”, and together with the Sierra/MCC Projections, the “Combined Company Projections”) See “Unaudited Prospective Financial Information — Sierra/MDLY Company Projections”; As compared to the Sierra/MDLY Company Projections presented therein, Barclays assumed $15.2 million of amortization in its calculation of after tax distributable income based on the MDLY Projections provided to Barclays for use in connection with its analyses and the MDLY Projections did not include the $20.0 million revolver draw by Sierra and therefore Barclays did not include the $20.0 million revolver draw in its calculation of the Sierra/MDLY Company Projections;

•        reviewed and analyzed a trading history of MDLY Class A Common Stock from September 24, 2014 through July 26, 2019 and a trading history of MCC Common Stock from September 24, 2014 to July 26, 2019;

•        reviewed and analyzed a comparison of the historical dividend performance of MDLY with those of MCC and Sierra;

•        reviewed and analyzed a comparison of the historical financial results and present and projected financial condition of MDLY with those of other asset management companies that Barclays deemed relevant;

•        reviewed and analyzed a comparison of the financial terms of the proposed MDLY Merger with the financial terms of certain other transactions involving asset management companies that Barclays deemed relevant;

•        reviewed and analyzed a comparison of the pro forma market position of the Combined Company following the proposed MDLY Merger and the proposed MCC Merger with those of other BDCs that Barclays deemed relevant;

•        reviewed and analyzed published estimates of one independent research analyst with respect to the future financial performance and price targets of MDLY;

•        reviewed and analyzed information provided by MDLY and its advisors with respect to the results of previous efforts of MDLY and its advisors to solicit indications of interest from third parties with respect to a sale of MDLY;

•        reviewed and analyzed the Sierra Investment Advisory Agreement;

•        reviewed and analyzed the MCC Investment Management Agreement;

•        had discussions with Management, including in its capacity as investment adviser and manager of MCC and Sierra, respectively, concerning the business, operations, assets, financial condition and prospects of each of MDLY, MCC, Sierra and the Combined Company; and

•        undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of Management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the MDLY Projections, upon advice of Management, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Management as to MDLY’s future financial performance, including, that if the MCC Investment Management Agreement is not terminated, that MDLY will perform substantially in accordance with the MDLY Projections with MCC Investment Advisory Agreement and if the MCC Investment Management Agreement is terminated that MDLY will perform substantially in accordance with the MDLY Projections without MCC Investment Advisory Agreement. With respect to the MCC and Sierra Standalone Projections, upon advice of Management, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Management and management of its subsidiary that is the investment adviser and manager of MCC and Sierra, respectively, as to each of MCC and Sierra’s future financial performance and that each of MCC and Sierra would perform substantially in accordance with such projections. With respect to the Sierra/MCC Projections we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Management as to the future financial performance of Sierra and MCC on a combined basis and that Sierra will perform substantially in accordance with such projections, assuming the MCC Merger is consummated and, with respect to the Sierra Projections, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgements of Management as to the future financial performance of Sierra and that Sierra will perform substantially in accordance with such projections, assuming the MCC Merger is not consummated and the MCC Investment Management Agreement is terminated. Pursuant to the MDLY Special Committee’s instructions, Barclays relied upon and utilized the MDLY Projections, the MCC and Sierra Standalone Projections and the Combined Company Projections in connection with its analysis and its opinion. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of MDLY and did not make or obtain any evaluations or appraisals of the assets or liabilities of MDLY. In addition, Barclays was not authorized by the MDLY Special Committee to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of MDLY’s business. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, July 28, 2019. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after July 28, 2019 or that may occur after the date of this Amended Joint Proxy Statement/Prospectus. Barclays expressed no opinion as to the prices at which the MDLY Class A Common Stock would trade following the announcement of the proposed MDLY Merger and MCC Merger or prices at which the Sierra Common Stock would trade following consummation of the proposed MDLY Merger and/or the proposed MCC Merger whether the MCC Merger is consummated substantially concurrently with the MDLY Merger or the MCC Merger is not consummated and MCC terminates the MCC Investment Management Agreement. Barclays’ opinion should not be viewed as providing any assurance that the market value of the Sierra Common Stock to be held by the MDLY Stockholders after the consummation of the proposed MDLY Merger and/or the proposed MCC Merger will be in excess of the market value of MDLY Class A Common Stock owned by such MDLY Stockholders at any time prior to the announcement or consummation of the proposed MCC Merger and/or the proposed MDLY Merger.

Barclays assumed the accuracy of the representations and warranties contained in the proposed Amended MDLY Merger Agreement and all the agreements related thereto. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed MCC Merger or MDLY Merger, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood MDLY had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the MDLY Class A Common Stock or the Sierra Common Stock but rather made its determination as to fairness, from a financial point of view, to the MDLY Public Stockholders of the Consideration to be offered to the MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Barclays with respect to the MDLY Class A Common Stock and the Sierra Common Stock in preparing its opinion to the MDLY Special Committee:

•        selected comparable company analysis;

•        selected precedent transaction analysis; and

•        discounted cash flow analysis.

Each of these methodologies was used to generate reference per share equity value ranges for the MDLY Class A Common Stock and the Sierra Common Stock. In order to derive implied per share values in the MDLY selected comparable company analysis and the MDLY selected precedent transactions analysis, the implied equity value range for MDLY Class A Common Stock was calculated by subtracting net debt, as provided by Management, from the enterprise value of MDLY and was then divided by the number of fully diluted shares of MDLY Class A Common Stock estimated to be outstanding by Management. For purposes of the MDLY calculations, the number of MDLY Class A Common Stock estimated to be outstanding as of the closing of the MDLY Merger, per the MDLY Projections, was used to derive implied per share equity values.

In order to derive implied per share equity values in the Combined Company selected comparable company analysis and the Combined Company selected precedent transactions analysis, per the Combined Company Projections, Barclays utilized a total NAV of the Combined Company of $994 million when assuming that the MCC Merger is consummated substantially concurrently with the MDLY Merger (denoted in the analyses below as “with MCC”) and $712 million when assuming that the MCC Merger is not consummated substantially concurrently with the MDLY Merger and MCC terminates the MCC Investment Management Agreement (denoted in the analyses below as “without MCC”), per the Combined Company Projections, each of which was divided, as appropriate, by the number of fully diluted Sierra Common Stock estimated to be outstanding at the MDLY Merger Effective Time of approximately 150.8 million shares with MCC and 109.3 million shares without MCC, per Management. In performing its analyses of the Combined Company’s ranges of implied per share equity value, Barclays used a price to NAV multiple analysis because BDCs like the Combined Company frequently trade based on a multiple of NAV. Based on the selected comparable company analysis, the selected precedent transaction analysis and the discounted cash flows analysis performed by Barclays with respect to the Combined Company and the exercise of Barclays’ professional judgment, Barclays utilized an implied range of price to NAV multiples of 0.8x to 1.0x in order to derive implied equity values for the Sierra Common Stock to be offered to MDLY Public Stockholders for their shares of MDLY Class A Common Stock, which was used to assess whether the implied value of the Consideration to be offered to the MDLY Public Stockholders for their shares of MDLY Class A Common Stock in the proposed MDLY Merger was within the reference per share equity value ranges of MDLY Class A Common Stock derived.

In addition to analyzing the value of the MDLY Class A Common Stock and the Sierra Common Stock, to provide additional background and perspective to the MDLY Special Committee, Barclays also analyzed and reviewed the following with respect to the MDLY Class A Common Stock: (i) the daily historical closing prices of MDLY Class A Common Stock and (ii) certain publicly available information related to selected asset management merger transactions to calculate the size of premiums paid by the acquirers to the acquired company’s stockholders.

In particular, in applying the various valuation methodologies to the particular businesses, operations and prospects of MDLY and the Combined Company, and the particular circumstances of the proposed MDLY Merger and the proposed MCC Merger, Barclays made qualitative judgments as to the significance and relevance of each analysis and numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of MDLY. Such qualitative judgments and assumptions of Barclays were made following discussions with Management. Accordingly, the methodologies and the implied common equity value ranges must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied common equity value ranges without considering the full narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Barclays’ opinion.

The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MDLY or any other parties to the proposed transaction. No company, business or transaction considered in Barclays’ analyses and reviews is identical to MDLY, the Combined Company, the proposed MDLY Merger or the proposed MCC Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of MDLY, Sierra, MCC, the Combined Company, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews summarized below include information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

Selected Comparable Company Analysis

Standalone MDLY.    In order to assess how the public market values shares of similar publicly traded asset management companies and to provide a range of relative implied equity values per share of MDLY Class A Common Stock by reference to those companies, Barclays reviewed and compared specific financial and operating data relating to MDLY with selected companies that Barclays, based on its experience in the asset management industry, deemed comparable to MDLY. The selected comparable traditional and alternative asset management companies with respect to MDLY were:

Traditional Asset Managers:

•        Artisan Partners Asset Management, Inc.

•        BrightSphere Investment Group, Inc.

•        Cohen & Steers, Inc.

•        Federated Investors, Inc.

•        Manning and Napier, Inc.

•        Victory Capital Holdings, Inc.

•        Virtus Investment Partners, Inc.

•        Waddell & Reed Financial, Inc.

Alternative Asset Managers:

•        Ares Management Corporation

•        Oaktree Capital Group LLC

Barclays calculated and compared various financial multiples and ratios of MDLY and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of its then-current stock price to its 2019 and 2020 estimated earnings per share (“EPS”) (commonly referred to as a price to earnings ratio, or “P/E”), and the ratio of each company’s enterprise value (“EV”) to its 2019 and 2020 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). The EV of each company was obtained by adding its long-term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents. With respect to the alternative asset management companies included in Barclays’ selected comparable companies analysis, Barclays did not perform an analysis of such alternative asset management companies’ EV/EBITDA ratios but rather focused its analysis on the multiples it deemed most relevant based on its experience in the asset management industry. All of these calculations were performed excluding one-time and extraordinary expenses and were based on the MDLY Projections, in the case of MDLY, and publicly available financial data, in the case of each other company, in each case as of the end of each company’s most recently completed fiscal quarter prior to the delivery of Barclays’ opinion and closing stock prices as of July 26, 2019, the last full trading date prior to the delivery of Barclays’ opinion. All multiples were calculated based on a calendarized year. The results of this selected comparable company analysis are summarized below:

	Price per share	2019E EPS	2020E EPS	2019E P/E	2020E P/E
Comparable Asset Management Companies
Ares Management Corporation	$29.33	$1.55	$1.92	18.9x	15.3x
Artisan Partners Asset Management, Inc.	$29.93	$2.71	$2.90	11.0x	10.3x
BrightSphere Investment Group, Inc.	$11.15	$1.82	$2.00	6.1x	5.6x
Cohen & Steers, Inc.	$52.35	$2.43	$2.68	21.5x	19.6x
Federated Investors Inc.	$35.56	$2.42	$2.61	14.7x	13.6x
Manning and Napier, Inc.	$1.52	$0.14	$0.17	10.6x	9.2x
Oaktree Capital Group LLC	$50.68	$3.81	$3.71	13.3x	13.7x
Victory Capital Holdings, Inc.	$18.84	$2.57	$3.97	7.3x	4.7x
Virtus Investment Partners, Inc.	$113.10	$13.78	$15.09	8.2x	7.5x
Waddell & Reed Financial, Inc.	$17.39	$1.62	$1.65	10.8x	10.6x

Multiple Range
Low				6.1x	4.7x
Median				10.9x	10.5x
High				21.5x	19.6x

($ in millions)

	EV	2019E EBITDA	2020E EBITDA	2019E EV/ EBITDA	2020E EV/ EBITDA
Comparable Asset Management Company
Artisan Partners Asset Management, Inc.	$2,562	$287	$308	8.9x	8.3x
BrightSphere Investment Group, Inc.	$1,582	$255	$264	6.2x	6.0x
Cohen & Steers, Inc.	$2,507	$157	$170	16.0x	14.7x
Federated Investors, Inc.	$3,781	$346	$372	10.9x	10.2x
Manning and Napier, Inc.	$55	$20	$24	2.8x	2.2x
Victory Capital Holdings, Inc.	$2,493	$261	$410	9.5x	6.1x
Virtus Investment Partners, Inc.	$1,283	$180	$187	7.1x	6.8x
Waddell & Reed Financial, Inc.	$1,236	$170	$167	7.3x	7.4x

Multiple Range
Low				2.8x	2.2x
Median				7.3x	6.7x
High				16.0x	14.7x

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of MDLY. However, because of the inherent differences between the business, operations and prospects of MDLY and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of MDLY and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between MDLY and the companies included in the selected company analysis. Based upon the selected comparable companies analysis and these judgments and using, in its professional judgment, the lower quartile of the set of comparable companies, Barclays applied multiple ranges of 7.5x to 10.0x to MDLY’s estimated EPS for the year ended December 31, 2019; 7.0x to 9.0x to MDLY’s estimated EPS for the year ended December 31, 2020; 5.5x to 7.0x to MDLY’s estimated EBITDA for the year ended December 31, 2019; and 5.0x to 6.5x to MDLY’s estimated EBITDA for the year ended December 31, 2020 and applied such ranges to the MDLY Projections with MCC Investment Advisory Agreement and MDLY Projections without MCC Investment Advisory Agreement to calculate a range of implied equity values per share of MDLY assuming the MCC Investment Management Agreement is not terminated (denoted below as “with MCC”) and alternately assuming the MCC Investment Management Agreement is terminated (denoted below as “without MCC”). The following summarizes the result of these calculations:

	Multiple Range	Indicative Equity Values Per Share of MDLY Class A Common Stock with MCC	Indicative Equity Values Per Share of MDLY Class A Common Stock without MCC
P/2019E E	7.5x – 10.0x	$3.01 – $4.01	$3.09 – $4.11
P/2020E E	7.0x – 9.0x	$4.52 – $5.81	$3.92 – $5.04
EV/2019E EBITDA	5.5x – 7.0x	$1.16 – $2.33	$1.22 – $2.40
EV/2020E EBITDA	5.0x – 6.5x	$2.07 – $3.63	$1.61 – $3.03

Pro Forma Combined Company.    In order to assess how the public market values shares of similar BDCs to the Combined Company that are publicly traded and to provide a range of relative implied equity values per share of the Combined Company by reference to those companies, Barclays reviewed and compared per share stock price as a multiple of NAV of selected internally and externally managed BDCs with assets greater than $700 million that

Barclays, based on its experience in the BDC industry, deemed comparable to the pro forma Combined Company. The selected comparable internally and externally managed BDCs with respect to the Combined Company were:

Internally Managed BDCs:

•        Hercules Capital Inc.

•        Main Street Capital Corporation

Externally Managed BDCs:

•        New Mountain Finance Corporation

•        PennantPark Floating Rate Capital Ltd.

•        PennantPark Investment Corporation

•        Prospect Capital Corporation

•        Solar Capital Ltd.

•        TCG BDC, Inc.

•        Blackrock TCP Capital Corporation

•        Barings BDC

Barclays calculated and compared per share stock price as a multiple of NAV of the selected comparable companies. All of these calculations were based on publicly available financial data, relevant company filings as of the end of each company’s most recently completed fiscal quarter prior to the delivery of Barclays’ opinion and closing stock prices as of July 26, 2019, the last trading date prior to the delivery of Barclays’ opinion. The results of this selected comparable company analysis are summarized below:

Selected Comparable BDCs	Price/share	NAV/share	Price/NAV
Externally Managed BDCs
New Mountain Finance Corporation	$13.85	$13.41	1.03x
PennantPark Floating Rate Capital Ltd.	$11.73	$13.32	0.88x
PennantPark Investment Corporation	$6.68	$8.82	0.76x
Prospect Capital Corporation	$6.70	$9.11	0.74x
Solar Capital Ltd.	$20.88	$21.97	0.95x
TCG BDC, Inc.	$15.22	$17.44	0.87x
BlackRock TCP Capital Corporation	$14.09	$14.19	0.99x
Barings BDC	$9.90	$11.50	0.86x

Internally Managed BDCs
Hercules Capital Inc.	$12.98	$10.31	1.26x
Main Street Capital Corporation	$41.91	$24.62	1.70x

Multiple Range
Externally Managed BDCs
Low			0.74x
Median			0.89x
Mean			0.89x
High			1.03x

Internally Managed BDCs
Low			1.26x
Median			1.48x
Mean			1.48x
High			1.70x

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of the Combined Company. However, because of the inherent differences between the business, operations and prospects of the Combined Company and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Combined Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Combined Company and the companies included in the selected company analysis. Based upon the selected comparable companies analysis and these judgments, Barclays applied multiple ranges of 1.10x to 1.30x and 0.85x to 0.95x to the Combined Company’s estimated NAV, per the Sierra Projections and the Sierra/MCC Projections, to calculate ranges of implied equity values per share of the Combined Company assuming that the MCC Merger is consummated substantially concurrently with the MDLY Merger (denoted below as “with MCC”) and, alternately, assuming that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement (denoted below as “without MCC”). The following summarizes the result of these calculations:

	Multiple Range	Indicative Equity Values Per Sierra Common Stock with MCC (NAV of $944m)	Indicative Equity Values Per Sierra Common Stock without MCC (NAV of $712m)
Price/NAV
Internally Managed BDCs	1.10x 1.30x	$7.25 – $8.57	$7.16 – $8.47
Externally Managed BDCs	0.85x 0.95x	$5.60 – $6.26	$5.54 – $6.19

Barclays noted that the implied ranges of the Consideration of $4.37 to $4.72 (with MCC) and of $4.35 to $4.70 (without MCC) to be offered to the MDLY Public Stockholders for each of their shares of MDLY Class A Common Stock in the proposed MDLY Merger, consisting of $2.96 and 0.2668 shares of Sierra Common Stock (utilizing an implied range of price to NAV multiples of the Combined Company of 0.8x to 1.0x based on Barclays’ selected comparable company analysis, selected precedent transaction analysis and discounted cash flows analysis, each with respect to the Combined Company, as noted above) was within or exceeded the range of implied equity values per share of MDLY Class A Common Stock derived pursuant to the foregoing analyses.

Selected Precedent Transaction Analysis

Standalone MDLY.    Barclays reviewed and compared the purchase prices and financial multiples paid in selected precedent asset management transactions that Barclays deemed relevant, based on its experience with merger and acquisition transactions, particularly in the asset management industry. Barclays chose such precedent asset management transactions based on, among other things, the similarity of the applicable target companies in the transactions to MDLY with respect to the size, mix, margins and other characteristics of their businesses.

The following list sets forth the transactions analyzed based on such characteristics:

Target/Acquiror	Announcement Date
• USAA Asset Management/Victory Capital	November 2018
• Colonial First State Global Asset Management/MUFG	October 2018
• Oppenheimer Funds/Invesco	October 2018
• Hermes Investment Management Limited/Federated Investors Inc.	April 2018
• Old Mutual Global Investors/TA Associates Management, L.P.	Dec. 2017
• Cole Capital/CIM Group, L.P.	Nov. 2017

Target/Acquiror	Announcement Date
• ETF Securities Ltd./Wisdomtree Investments, Inc.	Nov. 2017
• Guggenheim Partners, LLC/Invesco Ltd.	Sept. 2017
• PAX World Management/Impax Asset Management Group	Sept. 2017
• Aletti Gestielle SGR/Anima Holding S.p.A.	Aug. 2017
• Aberdeen Asset Management PLC/Standard Life PLC	March 2017
• Calamos Asset Management Inc. management buyout	Dec. 2016
• RidgeWorth Capital Management, Inc./Virtus Investment Partners, Inc.	Dec. 2016
• Pioneer Investments Management, Inc./Amundi Asset Management	Dec. 2016
• Janus Capital Group/Henderson Group plc	Oct. 2016
• CIFC LLC/F.A.B. Partners I L.P.	Aug. 2016

Using publicly available information, Barclays calculated and analyzed multiples of the EV to EBITDA represented by the prices paid in the selected precedent transactions. The results of the selected precedents analysis section are summarized below:

($, £, € in millions)

	Selected Asset Management Transactions
	Purchase price	EBITDA	Price/ EBIDTA
Target/Acquiror
• USAA Asset Management/Victory Capital	$850	$124	6.9x
• Colonial First State Global Asset Management/MUFG	$2,838	$229	12.4x
• Oppenheimer Funds/Invesco	$5,715	$560	10.2x
• Hermes Investment Management Limited/Federated Investors Inc.	£246	£19	12.8x
• Old Mutual Global Investors/TA Associates Management, L.P.	£600	£60	10.0x
• Cole Capital/CIM Group, L.P.	$200	$30	6.7x
• ETF Securities Ltd./Wisdomtree Investments, Inc.	$611	$38	16.1x
• Guggenheim Partners, LLC/Invesco Ltd.	$1,200	$61	19.6x
• PAX World Management/Impax Asset Management Group	$53	$4	11.9x
• Aletti Gestielle SGR/Anima Holding S.p.A.	€700	€62	11.3x
• Aberdeen Asset Management PLC/Standard Life PLC	£3,673	£328	11.2x
• Calamos Asset Management Inc. management buyout	$125	$24	5.3x
• RidgeWorth Capital Management, Inc./Virtus Investment Partners, Inc.	$513	$48	10.8x
• Pioneer Investments Management, Inc./Amundi Asset Management	€3,500	€307	11.4x
• Janus Capital Group/Henderson Group plc	$2,677	$304	8.8x
• CIFC LLC/F.A.B. Partners I L.P.	$453	$44	10.2x

Multiple Range
Low			5.3x
Median			11.0x
Mean			11.0x
High			19.6x

The reasons for and the circumstances surrounding each of the selected precedent asset management transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of MDLY and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed MDLY Merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and MDLY.

Based upon Barclays’ selected precedent transaction analysis and these judgments, Barclays selected a range of EV/EBITDA multiples of 9.0x to 12.0x and applied such range to MDLY’s 2019 estimated EBITDA, per the MDLY Projections with MCC Investment Advisory Agreement and MDLY Projections without MCC Investment Advisory Agreement, to calculate a range of implied equity values per share of MDLY Class A Common Stock. Barclays’ selected precedent transactions analysis yielded reference equity value ranges for shares of MDLY Class A Common Stock of $3.89 to $6.22 per share with MCC and of $3.98 to $6.36 per share without MCC.

Pro Forma Combined Company.    Barclays reviewed and compared the purchase prices and financial multiples paid in selected precedent BDC transactions that Barclays deemed relevant, based on its experience with merger and acquisition transactions, particularly involving BDCs. Barclays chose such precedent BDC transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Combined Company with respect to the size, mix, margins and other characteristics of their businesses.

The following list sets forth the transactions analyzed based on such characteristics:

Target/Acquiror	Announcement Date
• Rand Capital Corporation/East Asset Management	January 2019
• Golub Capital Investment Corp./Golub Capital BDC	November 2018
• Corporate Capital Trust Inc./FS Investment Corporation	July 2018
• NF Investment Corporation/TCG BDC, Inc.	May 2017
• Credit Suisse Park View BDC, Inc./CION Investment Corporation	Sept. 2016
• Full Circle Capital Corporation/Great Elm Capital Group Inc.	June 2016
• American Capital, Ltd./Ares Capital Corporation	May 2016
• MCG Capital Corporation/PennantPark Floating Rate Capital Ltd.	April 2015
• Allied Capital Corporation/Ares Capital Corporation	Oct. 2009
• Patriot Capital, L.P./Prospect Capital Corporation	Aug. 2009

Using publicly available information, Barclays calculated and analyzed prices paid in the selected precedent transactions as a multiple of the NAV of each of the selected comparable BDCs. The results of the selected precedents analysis section are summarized below:

($ in millions)

	Selected BDC Transactions
Target/Acquiror	Price	NAV	Price/NAV
• Rand Capital Corporation/East Asset Management	$25	$41	0.60x
• Golub Capital Investment Corp./Golub Capital BDC	$997	$932	1.07x
• Corporate Capital Trust Inc./FS Investment Corporation	$2,155	$2,506	0.86x
• NF Investment Corporation/TCG BDC, Inc.	$154	$156	0.99x
• Credit Suisse Park View BDC, Inc./CION Investment Corporation	$163	$206	0.80x
• Full Circle Capital Corporation/Great Elm Capital Group Inc.	$81	$81	1.00x
• American Capital, Ltd./Ares Capital Corporation	$4,077	$4,480	0.91x
• MCG Capital Corporation/PennantPark Floating Rate Capital Ltd.	$175	$176	0.99x
• Allied Capital Corporation/Ares Capital Corporation	$648	$1,341	0.48x
• Patriot Capital, L.P./Prospect Capital Corporation	$87	$160	0.54x

Multiple Range
Low			0.48x
Mean			0.82x
High			1.07x

The reasons for and the circumstances surrounding each of the selected precedent BDC transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the pro forma Combined Company and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed MDLY Merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Combined Company.

Based upon Barclays’ selected precedent transaction analysis and these judgments, Barclays selected a range of price to NAV multiples of 0.80x to 1.0x and applied such range to the Combined Company’s NAV, per the Sierra Projections and the Sierra/MCC Projections, to calculate a range of implied equity values per share of Sierra Common Stock. Barclays’ selected precedent transactions analysis yielded reference equity value ranges for shares of Sierra Common Stock of $5.27 to $6.59 per share with MCC and of $5.21 to $6.51 per share without MCC.

Barclays noted that the implied ranges of the Consideration of $4.37 to $4.72 (with MCC) and of $4.35 to $4.70 (without MCC) to be offered to the MDLY Public Stockholders for each of their shares of MDLY Class A Common Stock in the proposed MDLY Merger, consisting of $2.96 and 0.2668 shares of Sierra Common Stock (utilizing an implied range of price to NAV multiples of the Combined Company of 0.8x to 1.0x based on Barclays’ selected comparable company analysis, selected precedent transaction analysis and discounted cash flows analysis, each with respect to the Combined Company, as noted above) was within the range of implied equity values per share of MDLY Class A Common Stock derived pursuant to the foregoing analyses.

Discounted Cash Flow Analysis

Standalone MDLY.    In order to estimate the present value of MDLY Class A Common Stock, Barclays performed a discounted cash flow analysis of MDLY. A discounted cash flow analysis is a traditional valuation methodology used to derive an intrinsic valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a range of discount rates that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of MDLY using the discounted cash flow method, Barclays added (i) MDLY’s projected after-tax unlevered free cash flows for fiscal years 2020 through 2022 based on the MDLY Projections with MCC Investment Advisory Agreement and MDLY Projections without MCC Investment Advisory Agreement to (ii) the “terminal value” of MDLY as of December 31, 2022, and discounted such amount to its present value using a range of selected discount rates ranging from 13.0% to 15.0%. The after-tax unlevered free cash flows were calculated by taking the EBITDA, (a) subtracting capital expenditures and taxes (assuming an effective tax rate of 33.2%, per Management) and (b) adjusting working capital to be equal to 25% to 30% of annual operating expenses, in each case per the MDLY Projections. The residual value of MDLY at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on EV to EBITDA for the year ending December 31, 2022 of 5.0x to 6.5x, which was derived by analyzing the results from the MDLY selected comparable company analysis and applying such range to MDLY’s estimated 2022E EBITDA. The range of after-tax discount rates of 13.0% to 15.0% was selected based on an analysis of the weighted average cost of capital of MDLY and the selected comparable companies. Barclays then subtracted net debt from the enterprise value and divided the resulting value by the number of shares outstanding to reach a range of implied equity value. The ranges of implied equity values per share of MDLY Class A Common Stock resulting from Barclays’ discounted cash flow analysis were $3.72 to $5.74 per share with MCC and $2.64 to $4.30 per share without MCC.

Pro Forma Combined Company.    In order to estimate the present value of the Sierra Common Stock, Barclays performed a discounted cash flow analysis of the pro forma Combined Company.

To calculate the estimated equity value ranges per share of Sierra Common Stock using the discounted cash flow method, Barclays added (i) the Combined Company’s projected net investment income for fiscal years 2020 through 2022, based on the Sierra Projections and the Sierra/MCC Projections, to (ii) the “terminal value” of the Combined Company as of December 31, 2022, and discounted such amount to December 31, 2019 using a range of selected discount rates ranging from 8.0% to 10.0%. The residual value of the Combined Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based price to NAV for the year ending December 31, 2022 of 0.80x to 1.00x, which was derived by analyzing the results from the Consolidated

Company selected comparable company analysis and applying such range to the Combined Company Projections. The range of after-tax discount rates of 8.0% to 10.0% was selected based on an analysis of the cost of equity of the Combined Company and the selected comparable companies. The ranges of implied equity values per share of MDLY Class A Common Stock resulting from Barclays’ discounted cash flow analysis were $6.13 to $7.67 per share with MCC and $6.29 to $7.88 per share without MCC.

Barclays noted that the implied ranges of the Consideration of $4.37 to $4.72 (with MCC) and of $4.35 to $4.70 (without MCC) to be offered to the MDLY Public Stockholders for each of their shares of MDLY Class A Common Stock in the proposed MDLY Merger, consisting of $2.96 and 0.2668 shares of Sierra Common Stock (utilizing an implied range of price to NAV multiples of the Combined Company of 0.8x to 1.0x based on Barclays’ selected comparable company analysis, selected precedent transaction analysis and discounted cash flows analysis, each with respect to the Combined Company, as noted above) was within or exceeded the range of implied equity values per share of MDLY Class A Common Stock derived pursuant to the foregoing analyses.

Other Factors

Barclays also reviewed and considered other factors, which were not considered as part of its financial analyses in connection with rendering its opinion, but were references for informational purposes for the MDLY Special Committee, including, among other things, the Historical Share Price Analysis and Transaction Premium Analysis described below.

Historical Share Price Analysis

In order to provide background information and perspective with respect to, and to illustrate the trend in the historical trading prices of MDLY Class A Common Stock, Barclays reviewed historical data with regard to the trading prices of MDLY Class A Common Stock. Barclays noted that during the 52-week period preceding the date of Barclays’ fairness opinion, the closing price of MDLY Class A Common Stock ranged from $2.33 to $5.60, with the high closing price occurring on November 23, 2018 and the low closing price occurring on May 17, 2019. Barclays also noted that the 90-day volume weighted average price of MDLY Class A Common Stock as of July 26, 2019 was $2.60.

Transaction Premium Analysis

In order to provide background information and perspective with respect to, and to assess the premium offered to the MDLY Public Stockholders in the proposed MDLY Merger relative to the premiums offered to stockholders in other transactions, Barclays reviewed the 1-day and 30-day premium paid in M&A transactions with transaction values between $100 million and $300 million from January 1, 2014 to June 28, 2019 using publicly available information. The data reviewed was broken down by transactions involving all cash consideration, transactions involving all stock consideration and transactions involving a mix of cash and stock consideration. The results of this transaction premium analysis are summarized below:

	Type of Consideration
	All Cash	All Stock	Mixed Cash and Stock
1-Day Premium	13%	16%	20%
30-Day Premium	12%	22%	22%

While this transaction premium analysis was provided to the MDLY Special Committee solely for background information and perspective, as part of its evaluation of the MDLY Merger, the MDLY Special Committee took into account the fact that, as described in “Reasons for the Mergers MDLY’s Reasons for the MDLY Merger Financial Considerations”, the total implied value of the MDLY Merger Consideration to be received by the unaffiliated MDLY Stockholders in the MDLY Merger represented a premium to market of approximately 98% (with MCC) or 97% (without MCC), assuming a NAV multiple of 1.00x for Sierra, based on the closing share price of $2.38 for MDLY Class A Common Stock on July 26, 2019 (the last trading day prior to the announcement of the MDLY Merger).

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The MDLY Special Committee selected Barclays following a review of potential financial advisors, on the basis of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as its familiarity with and expertise in the financial services industry.

Barclays is acting as financial advisor to the MDLY Special Committee in connection with the proposed MDLY Merger. As compensation for its services in connection with the proposed MDLY Merger, MDLY paid Barclays a fee of $250,000 upon execution of Barclays’ engagement letter with MDLY and $500,000 upon the delivery of Barclays’ opinion dated August 9, 2018 and $500,000 upon delivery of Barclays’ opinion dated July 28, 2019, which is referred to collectively as the “Opinion Fee”. The Opinion Fee was not contingent upon the conclusions represented by Barclays’ opinion or the consummation of the MDLY Merger. Upon consummation of the proposed MDLY Merger or certain other transactions or series or combination of related transactions, other than in the ordinary course of business, whereby, directly or indirectly, a material interest in MDLY and/or its wholly-controlled subsidiaries or a material amount of their respective assets are transferred for consideration, additional compensation of $2,000,000 will be payable, against which the amounts paid upon execution of the engagement letter and the Opinion Fee will be credited. In addition, MDLY will reimburse Barclays for certain of its reasonable out-of-pocket expenses incurred in connection with the engagement by the MDLY Special Committee and to indemnify Barclays for certain liabilities that may arise out of its engagement by the MDLY Special Committee and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for MDLY, MCC, Sierra and their affiliates in the past, and expects to perform such services in the future, and has received, and expects to receive, customary investment banking fees for such services. Except for fees received in connection with the MDLY Merger, Barclays has not received any investment banking fees from MDLY, Sierra or MCC since January 1, 2015. As described above in “Background of the Mergers,” Barclays reviewed its relationships with MDLY, MCC, and Sierra with the MDLY Special Committee on July 10, 2018, July 18, 2018 and July 24, 2019.

Barclays, its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of MDLY, MCC and Sierra for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Financing of the Mergers

Neither the completion of the MCC Merger nor the MDLY Merger is conditioned on Sierra obtaining the proceeds of any financing. Sierra anticipates that the total amount of cash necessary to complete the MDLY Merger, including the payment of the MDLY Cash Consideration, will be approximately $92.5 million (including transactions costs already incurred and expected to be incurred of approximately $9.0 million). Sierra anticipates using its cash on hand as well as $20.0 million of debt financing to fund the MDLY Cash Consideration.

Unaudited Prospective Financial Information

General

Neither Sierra, MCC nor MDLY generally publishes its business plans and strategies or makes external disclosures of its anticipated financial position or results of operations as a matter of course due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, in each case, providing, from time to time, estimates of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases, SEC filings and other investor materials. The inclusion of the parties’ respective projections in this Amended Joint Proxy Statement/Prospectus should not be regarded as an indication that any of Sierra, MCC or MDLY, or their respective affiliates, officers, directors, employees, advisors or other representatives considered the parties’ projections to be necessarily predictive of actual future events, and the parties’ respective projections should not be relied on as such.

The summaries of Sierra’s, MCC’s, MDLY’s and the Combined Company’s respective financial projections included below are provided to give Sierra Stockholders, MCC Stockholders, and MDLY Stockholders access to certain non-public information that was made available to Sierra, MCC and MDLY, and their respective boards of directors, special committees and financial advisors in connection with each party’s evaluation of the MDLY Merger and the MCC Merger. The parties’ projections were, in general, prepared solely for internal use and are subjective in many respects and thus subject to interpretation. While presented with numerical specificity, the parties’ projections reflect numerous assumptions and estimates that the parties preparing such projections made in good faith at the time such projections were prepared with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the applicable party. These assumptions are inherently uncertain, were made as of the date the parties’ projections were prepared, may not be reflective of actual results, either since the date such projections were prepared, now or in the future, in light of changed circumstances, economic conditions, or other developments and may be beyond the control of Sierra, MCC or MDLY, as applicable. Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date the parties’ projections were prepared. The financial forecasts provided by Sierra, MCC, MDLY and the Combined Company, respectively, herein reflect all of the key performance indicators that each of Sierra, MCC, MDLY and the Combined Company use to manage their respective businesses. In that regard, while in summary form, the financial statements included therein itemize each of the components that are pertinent to Sierra, MCC, MDLY and the Combined Company’s results of operations and financial condition.

Important factors that may affect actual results and cause the parties’ projections not to be achieved include risks and uncertainties relating to Sierra’s, MCC’s and MDLY’s businesses, including their abilities to achieve their respective strategic goals, objectives and targets over applicable periods; industry conditions; the regulatory environment; general business and economic conditions; and other factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” beginning on pages 209 and 330, respectively, of this Amended Joint Proxy Statement/Prospectus, as well as the risk factors with respect to Sierra’s, MCC’s and MDLY’s respective businesses described under “Risk Factors” beginning on pages 234, 266 and 291, respectively. In addition, the parties’ projections cover multiple future years, and such information by its nature is subject to greater uncertainty with each successive year. The parties’ projections also do not take into account any circumstances or events occurring after the date on which they were prepared, and do not give effect to the transactions contemplated by the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement, including the MCC Merger and the MDLY Merger, respectively, except that, as described below, the Combined Company projections reflect the completion of both of the Mergers. The parties’ projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the parties’ projections. Accordingly, there is no assurance that the parties’ projections will be realized or that actual results will not be significantly lower than projected.

The parties’ projections were not prepared with in accordance with GAAP, the published guidelines of the SEC regarding projections, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Sierra’s, MCC’s nor MDLY’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the parties’ projections, nor has any of them expressed any opinion or any other form of assurance on the parties’ projections or the achievability of the results reflected in the parties’ projections, and none of them assumes any responsibility for, and each of them disclaims any association with, the parties’ projections. The reports of Sierra’s, MCC’s and MDLY’s independent registered public accounting firms included in this Amended Joint Proxy Statement/Prospectus relate to Sierra’s, MCC’s and MDLY’s historical financial information, respectively, and no such report extends to either the parties’ projection or should be read to do so.

None of Sierra, MCC nor MDLY or their respective affiliates, officers, employees, directors, advisors or other representatives can give you any assurance that actual results will not differ from the parties’ respective projections, and none of Sierra, MCC nor MDLY or their respective affiliates, officers, employees or directors undertakes any obligation to update or otherwise revise or reconcile the parties’ projections to reflect circumstances existing after the date the parties’ respective projections were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the parties’ respective projections are not realized. Neither Sierra, MCC nor MDLY intend to publicly update or make any other revision to the parties’ projections. None of Sierra, MCC nor MDLY or any of their respective affiliates, officers, employees, directors, advisors or other representatives has made or makes any representation to any Sierra Stockholder, MCC Stockholder or MDLY Stockholder or any other person regarding Sierra’s, MCC’s and MDLY’s ultimate performance compared to the parties’ projections or that the results reflected therein will be achieved. Neither Sierra, MCC nor MDLY have made any representation to the other, in the

Amended MCC Merger Agreement or the Amended MDLY Merger Agreement or otherwise, concerning the parties’ respective projections. For the reasons described above, readers of this Amended Joint Proxy Statement/Prospectus are cautioned not to place undue, if any, reliance on the parties’ projections.

In connection with each of Sierra’s, MCC’s and MDLY’s evaluation of the Mergers, Management, in its capacity as the investment adviser to each of Sierra and MCC, and as the management team of MDLY, made available to the financial advisors of each of the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee, certain internal financial analyses and forecasts and unaudited prospective financial information relating to Sierra (the “Sierra Projections”), MCC (the “MCC Projections”), and MDLY (the “MDLY Projections”). Each of the Sierra Projections, the MCC Projections, and the MDLY Projections were provided on a stand-alone basis, assuming each would continue as an independent company. In addition, at the request of the financial advisors of each of the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee, Management provided a stand-alone projection for MDLY assuming that the MCC Investment Management Agreement was terminated (“MDLY Ex-MCC Projections”). In addition, Management also provided certain internal financial analyses to each of the financial advisors. At the request of the financial advisors of each of the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee, Management also provided certain internal financial analyses and forecasts relating to the Combined Company (the “Combined Company Projections”) and the Sierra/MDLY Company (the “Sierra/MDLY Company Projections”).

For purposes of rendering their respective fairness opinions, each of Broadhaven (financial advisor to the Sierra Special Committee), Sandler O’Neill (financial advisor to the MCC Special Committee), and Barclays (financial advisor to the MDLY Special Committee) utilized the Sierra Projections, MCC Projections, MDLY Projections, the MDLY Ex-MCC Projections, the Combined Company Projections, and the Sierra/MDLY Company Projections to varying degrees and as described more fully in this Amended Joint Proxy Statement/Prospectus. For a description of the opinions that the Sierra Special Committee, MCC Special Committee, and MDLY Special Committee received from their respective financial advisors, see “Special Factors — Opinion of Financial Advisor to the Sierra Special Committee”, “Special Factors — Opinion of Financial Advisor to the MCC Special Committee”, and “Special Factors — Opinion of Financial Advisor to the MDLY Special Committee.”

Each of the Sierra Projections, MCC Projections, MDLY Projections, MDLY Ex-MCC Projections, and the Combined Company Projections and Sierra/MDLY Company Projections are set forth below.

Sierra Projections

While presented with numeric specificity, the Sierra Projections provided by Management were based on numerous variables, assumptions, and estimates that Sierra made in good faith, including, but not limited to:

•        the amount of portfolio originations and repayments;

•        the amount of leveraged utilized during the projection periods;

•        the performance of investment assets;

•        interest rates;

•        no projected realized or unrealized gains or losses during the periods presented;

•        the amount and timing of secondary public equity offerings;

•        the amount and timing of dividend payments;

•        the amount and timing of expense reductions; and

•        other general business, market and financial assumptions specific to Sierra’s business.

The following is a summary of the Sierra internal financial forecasts. The Sierra internal financial forecasts were prepared by Management based solely on the information available to Management at the time. The Sierra internal forecasts were finalized on May 2, 2019.

($ in thousands, except per share data; numbers may not foot due to rounding)

	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Investment Assets	1,072,093	1,292,093	1,582,093	1,744,093
Other Assets	25,566	26,896	24,184	27,595
Total Assets	1,097,659	1,318,989	1,606,277	1,771,688
Debt Outstanding	(414,100)	(579,100)	(811,100)	(918,100)
Other Liabilities	(17,303)	(17,303)	(17,303)	(17,303)
Total Liabilities	(431,403)	(596,403)	(828,403)	(935,403)
Net Asset Value (“NAV”)	666,256	722,586	777,874	836,285
	FY 2019	FY 2020	FY 2021	FY 2022
Investment Income	96,573	122,470	153,379	175,839
Interest Expense	21,570	27,183	36,957	44,959
Operating Expenses	32,487	43,551	52,661	59,221
Net Investment Income (“NII”)	42,516	51,737	63,761	71,659
Net Realized Gain/(Loss) on Total Return Swap	353	—	—	—
Net Increase/(Decrease) in Net Assets Resulting From Operations	42,869	51,737	63,761	71,659
	FY 2019	FY 2020	FY 2021	FY 2022
Shares Outstanding	99,485,633	106,909,336	114,293,590	121,630,059
NAV per share	$6.70	$6.76	$6.81	$6.88
NII per share	0.43	0.51	0.57	0.59
Realized Gain/(Loss) on Total Return Swap per share	0.00	—	—	—
Dividends per share	0.54	0.44	0.52	0.52

MCC Projections

While presented with numeric specificity, the MCC Projections provided by Management were based on numerous variables, assumptions, and estimates that MCC made in good faith, including, but not limited to:

•        the amount of portfolio originations and repayments;

•        the prepayment in full of all outstanding SBA Debentures;

•        the amount of leveraged utilized during the projection periods;

•        the performance of investment assets;

•        interest rates;

•        no projected realized or unrealized gains or losses during the periods presented;

•        the amount and timing of secondary public equity offerings;

•        the amount and timing of dividend payments;

•        the amount and timing of expense reductions; and

•        other general business, market and financial assumptions specific to MCC’s business.

The following is a summary of the MCC internal financial forecasts. The MCC internal financial forecasts were prepared by Management based solely on the information available to Management at the time. The MCC internal forecasts were finalized on May 2, 2019.

($ in thousands, except per share data; numbers may not foot due to rounding)

	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Total Assets	534,951	575,660	611,390	638,227
Total Liabilities	(247,062)	(282,305)	(314,964)	(341,123)
Net Asset Value (“NAV”)	287,890	293,356	296,426	297,104

Investment Income (Loss)	46,605	55,606	65,638	69,807
Interest Expense	22,212	17,859	20,959	20,946
Operating Expenses	31,625	18,854	19,825	26,395
Net Investment Income (“NII”)	(7,232)	18,893	24,854	22,466
Net Gain/(Loss) on Investments	(7,990)	2,909	—	—
Net Increase/(Decrease) in Net Assets Resulting From Operations	(15,222)	21,802	24,854	22,466
	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Shares Outstanding	54,474,211	54,474,211	54,474,211	54,474,211
NAV per share	$5.28	$5.39	$5.44	$5.45
NII per share	$(0.13)	$0.35	$0.46	$0.41
Net Gain/(Loss) on Investments per share	$(0.15)	$0.05	$—	$—
Dividends per share	$0.05	$0.30	$0.40	$0.40

MDLY Projections

While presented with numeric specificity, the MDLY Projections provided by Management were based on numerous variables, assumptions, and estimates that MDLY made in good faith, including, but not limited to:

•        the increase in fee earning assets under management from existing advisory clients;

•        the increase in fee earning assets under management from new advisory clients;

•        the management fee percentage charged to new advisory clients;

•        targeted compensation and benefits ratios;

•        the amount and timing of increase in general and administrative expenses;

•        other general business, market and financial assumptions specific to MDLY’s business.

The following is a summary of the MDLY internal financial forecasts. The MDLY internal financial forecasts were prepared by Management based solely on the information available to Management at the time. The MDLY internal forecasts were finalized on May 2, 2019.

($ in thousands, except per share data; numbers may not foot due to rounding)

	2019E	2020E	2021E	2022E
Fee earning assets under management	$2,840.9	$3,630.7	$4,613.3	$5,466.9
Total revenues	$61.9	$78.1	$97.5	$121.2
Core Net Income	$14.1	$22.7	$33.4	$44.4
Core EBITDA	$27.4	$36.6	$48.5	$60.7

Calculations used in determining projections of MDLY’s Core Net Income and Core EBITDA

Net income attributable to Medley Management Inc. and non-controlling interests in Medley LLC	$13.5	$22.7	$33.4	$44.4
Reimbursable fund start up expenses	—	—	—	—
IPO date award stock-based compensation	1.0	—	—	—
Other non-core items	(0.3)	—	—	—
Core Net Income	$14.1	$22.7	$33.4	$44.4
Interest expense	10.8	10.8	10.8	10.8
Income taxes	1.8	2.4	3.6	4.8
Depreciation and amortization	0.7	0.7	0.7	0.7
Core EBITDA	$27.4	$36.6	$48.5	$60.7

MDLY Ex-MCC Projections

While presented with numeric specificity, the MDLY Ex-MCC Projections provided by Management were based on numerous variables, assumptions, and estimates that MDLY made in good faith, including, but not limited to:

•        the termination of the MCC Investment Management Agreement;

•        the increase in fee earning assets under management from existing advisory clients;

•        the increase in fee earning assets under management from new advisory clients;

•        the management fee percentage charged to new advisory clients;

•        targeted compensation and benefits ratios;

•        the amount and timing of increase in general and administrative expenses;

•        other general business, market and financial assumptions specific to MDLY’s business.

The following is a summary of the MDLY Ex-MCC internal forecasts. The MDLY Ex-MCC internal forecasts were prepared by Management based solely on the information available to Management at the time. The MDLY Ex-MCC internal forecasts were finalized on June 16, 2019.

($ in thousands, except per share data; numbers may not foot due to rounding)

	2019E	2020E	2021E	2022E
Fee earning assets under management	$2,306.0	$3,055.0	$4,001.9	$4,828.6
Total revenues	$59.8	$65.1	$83.5	$100.7
Core Net Income	$14.5	$19.7	$29.5	$34.5
Core EBITDA	$27.8	$33.3	$44.2	$49.9

Calculations used in determining projections of MDLY’s Core Net Income and Core EBITDA

Net income attributable to Medley Management Inc. and non-controlling interests in Medley LLC	$13.8	$19.7	$29.5	$34.5
Reimbursable fund start up expenses	—	—	—	—
IPO date award stock-based compensation	1.0	—	—	—
Other non-core items	(0.3)	—	—	—
Core Net Income	$14.5	$19.7	$29.5	$34.5
Interest expense	10.8	10.8	10.8	10.8
Income taxes	1.8	2.1	3.2	3.9
Depreciation and amortization	0.7	0.7	0.7	0.7
Core EBITDA	$27.8	$33.3	$44.2	$49.9

Combined Company Projections

While presented with numeric specificity, the Combined Company Projections provided by Management were based on the sum of the standalone Sierra, MCC and MDLY Projections described above and included certain assumptions and estimates that Management made in good faith, including, but not limited to:

•        the incremental operating expenses of the Combined Company; and

•        the incremental cost of financing need to complete the Mergers.

The following is a summary of the Combined Company internal financial forecast. The Combined Company internal financial forecast was prepared by Management based solely on the information available to Management at the time. The Combined Company internal forecast was finalized on May 2, 2019.

	2020E	2021E	2022E
Investment Income
SIC	$122.5	$153.4	$175.8
MCC	55.6	65.6	69.8
Total Investment Income	178.1	219.0	245.6

Expenses
SIC	(70.7)	(89.6)	(104.2)
MCC	(36.7)	(40.8)	(47.3)
Total Expenses	(107.4)	(130.4)	(151.5)

Net Investment Income
SIC	51.7	63.8	71.7
MCC	18.9	24.9	22.5
Total Net Investment Income	$70.6	$88.6	$94.1

(+) Dividend from Medley Management	$22.0	$29.0	$38.1
(+) Incremental Operating Synergies	1.5	1.5	1.5
(-) Incremental Cost of Financing	(1.2)	(1.2)	(1.2)
Total Pro Forma Net Investment Income	$92.9	$118.9	$132.5

Sierra/MDLY Company Projections

While presented with numeric specificity, the Sierra/MDLY Company Projections provided by Management were based on the sum of the standalone Sierra and MDLY Ex-MCC Projections described above and included certain assumptions and estimates that Management made in good faith, including, but not limited to:

•        the incremental operating expenses of the Sierra/MDLY Company; and

•        the incremental cost of financing need to complete the MDLY Merger.

The following is a summary of the Sierra/MDLY Company internal financial forecast. The Sierra/MDLY Company internal financial forecast was prepared by Management based solely on the information available to Management at the time. The Sierra/MDLY Company internal forecast was finalized on June 16, 2019.

	2020E	2021E	2022E
Investment Income	$122.5	$153.4	$175.8
Operating Expenses	(70.7)	(89.6)	(104.2)
Net Investment Income	51.7	63.8	71.7
(+) Dividend from Medley Management	19.8	27.1	30.9
(-) Incremental Operating Expenses	(4.3)	(4.3)	(4.3)
(-) Incremental Cost of Financing	(1.2)	(1.2)	(1.2)
Total Pro Forma Net Investment Income	$66.0	$85.4	$97.1

Management of the Combined Company or the Sierra/MDLY Company

Promptly following the completion of the Mergers, the Combined Company will take the necessary actions to appoint individuals to serve as directors and executive officers of the Combined Company. Effective as of the closing of the Mergers, the following actions will occur with respect to the Combined Company Board and the management of the Combined Company: (1) Seth Taube will resign from his positions as a director and Chief Executive Officer of Sierra, (2) Brook Taube will be appointed as Chief Executive Officer, President, and Chief Investment Officer of the Combined Company and a member of the Combined Company Board, (3) one independent director of MCC will be selected by the independent directors of the Sierra Board and will become an independent director of the Combined Company, and (4) the independent directors of the Sierra Board will elect in their sole discretion an additional independent director who will become an independent director of the Combined Company. The current independent directors of Sierra, Oliver T. Kane, Valerie Lancaster-Beal, and Stephen R. Byers, will continue as directors of the Combined Company Board. In addition, effective as of the closing of the Mergers, one of the current independent directors of the Sierra Board will be appointed to serve as the Chair of the Combined Company Board.

If the MDLY Merger is consummated and the MCC Merger is not consummated, promptly following the completion of the MDLY Merger, the Sierra/MDLY Company will take the necessary actions to appoint individuals to serve as directors and executive officers of the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated. Effective as of the MDLY Merger Closing, the following actions will occur with respect to the Sierra/MDLY Company Board and the management of the Sierra/MDLY Company: (1) Seth Taube will resign from his positions as a director and Chief Executive Officer of Sierra, (2) Brook Taube will be appointed as Chief Executive Officer, President, and Chief Investment Officer of the Sierra/MDLY Company and a member of the Sierra/MDLY Company Board, and (3) if the independent directors of the Sierra Board elect in their sole discretion, an additional independent director who will be selected by the independent directors of the Sierra Board. The current independent directors of Sierra, Oliver T. Kane, Valerie Lancaster-Beal, and Stephen R. Byers, will continue as directors of the Sierra/MDLY Company Board. In addition, effective as of the MDLY Merger Closing, one of the current independent directors of Sierra will be appointed to serve as the Chair of the Sierra/MDLY Company Board.

Effective as of the closing of the Mergers or only the MDLY Merger, the following persons will serve as the Combined Company’s or the Sierra/MDLY Company’s, as applicable, executive officers or key employees in the following capacities:

Name	Position(s) Held
Brook Taube	Chief Executive Officer, President, Chief Investment Officer, and a member of the Combined Company Board
Seth Taube	Senior Executive Vice President and Senior Managing Director
Richard T. Allorto, Jr.	Chief Financial Officer, Treasurer, Senior Executive Vice President, and Senior Managing Director
John D. Fredericks	General Counsel, Chief Compliance Officer, Secretary, Senior Executive Vice President, and Senior Managing Director
Samuel Anderson	Head of Capital Markets & Risk Management, Senior Executive Vice President, and Senior Managing Director
Christopher Taube	Head of Institutional Fundraising, Senior Executive Vice President, and Senior Managing Director

For more information regarding the management of the Combined Company, see “Information about the Combined Company — Management.” For more information regarding the management of the Sierra/MDLY Company, see “Information about the Sierra/MDLY Company — Management.”

Listing of Sierra Common Stock and Delisting of MCC Common Stock and MDLY Class A Common Stock

Sierra Common Stock is currently not listed on a securities exchange. If both Mergers are, or only the MDLY Merger is consummated, as applicable, Sierra Common Stock will be listed on the NYSE under the symbol “SRA”, with such listing expected to be effective as of the closing date of the Mergers or the MDLY Merger, as applicable. If the Mergers are consummated, Sierra Common Stock will also be listed on the TASE, with such listing expected to be effective as of the closing date of the Mergers. Upon completion of the MCC Merger, MCC Common Stock will be delisted from the NYSE and the TASE and thereafter MCC will be deregistered under the Exchange Act. Upon completion of the MDLY Merger, MDLY Class A Common Stock will be delisted from the NYSE and thereafter MDLY will be deregistered under the Exchange Act.

RISK FACTORS

This Amended Joint Proxy Statement/Prospectus relates to the Sierra Common Stock to be issued to MCC Stockholders and MDLY Stockholders in connection with the MCC Merger and the MDLY Merger, respectively, and the Settlement Shares to be issued to the Eligible Class Members. If both Mergers are consummated, Sierra Common Stock will be listed on the NYSE under the symbol “SRA” and the TASE, with such listing expected to be effective as of the closing date of the Mergers. Upon completion of both of the Mergers, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by its wholly controlled adviser subsidiary. If the MDLY Merger is consummated and the MCC Merger is not consummated, Sierra Common Stock would be listed on the NYSE (but not the TASE), and the investment portfolios of MCC and Sierra would not be combined. Set forth below are the principal risks relating to: (i) the Mergers, (ii) the Combined Company following the completion of both of the Mergers, (iii) the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated (iv) Sierra, (v) MCC, and (vi) MDLY. Please review all these risks, including the risks associated with the businesses of each of the Companies because these risks will also affect the Combined Company following consummation of the Mergers and the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated.

Risks Relating to the Mergers

The completion of the Mergers is subject to several conditions, including, with respect to the MCC Merger, court approval of the Settlement. There can be no assurances when or if the Mergers will be completed.

Although the Companies expect to complete the Mergers or the MDLY Merger, as applicable, as early as the first quarter of 2020, there can be no assurances as to the exact timing of completion of the MCC Merger and/or the MDLY Merger, as applicable, or that the Mergers will be completed at all. The completion of the Mergers or the MDLY Merger, as applicable, is subject to numerous conditions, including, among others, the continued effectiveness of the Registration Statement on Form N-14; the approval of Sierra Common Stock (including the Settlement Shares and the shares of Sierra Common Stock to be issued in the Mergers or the MDLY Merger, as applicable) for listing on the NYSE; receipt of requisite approvals of each of the Sierra Stockholders, the MCC Stockholders, and MDLY Stockholders; receipt of required regulatory approvals, including from the SEC (including necessary exemptive relief to consummate the Mergers or the MDLY Merger, as applicable); the settlement of the MCC Stockholder Action in accordance with the Settlement; any necessary approvals under the HSR Act, and, if applicable, state securities regulators; there having been no rescission of the receipt of confirmation that the equity of Merger Sub, as the surviving company in the MDLY Merger, be treated as a portfolio investment of the Combined Company or the Sierra/MDLY Company, as applicable, and reflected in the Combined Company’s or the Sierra/MDLY Company’s, as applicable, consolidated financial statements at fair value for accounting purposes (i.e., not consolidated into the financial statements of the Combined Company or the Sierra/MDLY Company, as applicable); the relevant parties having taken all actions reasonably required in order to keep existing indebtedness outstanding following the Mergers or the MDLY Merger, as applicable; receipt of necessary consents relating to joint ventures of Sierra and MCC; receipt of a specified level of consents from third-party advisory clients of MDLY; with respect to the MCC Merger, satisfaction (or appropriate waiver) of the conditions to closing of the MDLY Merger; and other customary closing conditions. For more information, see “Description of the Amended MCC Merger Agreement — Conditions to the MCC Merger” and “Description of the Amended MDLY Merger Agreement — Conditions to the MDLY Merger.”

The Companies cannot assure their respective stockholders that the conditions required to complete the Mergers or the MDLY Merger, as applicable, will be satisfied or waived on the anticipated schedule, or at all. If the Mergers or the MDLY Merger, as applicable, are not completed, the resulting failure of the Mergers or the MDLY Merger, as applicable, could have a material adverse impact on Sierra’s, MCC’s, and MDLY’s financial condition, results of operations, assets or business. In addition, if the Mergers are not completed, Sierra, MCC, and MDLY will have incurred substantial expenses for which no ultimate benefit will have been received, and if the MDLY Merger is completed and the MCC Merger is not consummated, MCC will have incurred substantial expenses for which no ultimate benefit will have been received. See “— If the Mergers do not close, neither Sierra, MCC, nor MDLY will benefit from the expenses incurred in its pursuit.” Moreover, if either the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement is terminated under certain circumstances, Sierra, MCC or MDLY may be obligated to pay the other party to the applicable merger agreement a termination fee. See “— Under certain circumstances, Sierra, MCC or MDLY may be obligated to pay a termination fee upon termination of the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement.” Any decision that Sierra Stockholders, MCC Stockholders, and MDLY Stockholder make should be made with the understanding that the completion of the Mergers may not happen as scheduled, or at all.

If the Mergers are completed, certain additional risks regarding the Combined Company following the Mergers may be presented. See “— Risks Relating to the Combined Company if the Mergers are Consummated,” “— Risks Relating to Sierra,” “— Risks Relating to MCC” and “— Risks Relating to MDLY” for a description of the risks the Combined Company may face if the Mergers are completed. If the MDLY Merger is completed and the MCC Merger is not completed, certain additional risks regarding the Sierra/MDLY Company following the MDLY Merger may be presented. See “— Risks Relating to the Sierra/MDLY Company if the MDLY Merger is Consummated and the MCC Merger is not Consummated,” “— Risks Relating to Sierra” and “— Risks Relating to MDLY” for a description of the risks the Sierra/MDLY Company may face if the MDLY Merger is completed and the MCC Merger is not completed. See also, “Special Factors,” “Description of the Amended MCC Merger Agreement,” and “Description of the Amended MDLY Merger Agreement” for a description of the terms of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement.

The MCC Merger Consideration is subject to adjustment based on the amount of the Plaintiff Attorney Fees. Because of this adjustment, the value of the MCC Merger Consideration cannot be determined until the amount of the Plaintiff Attorney Fees is determined in connection with the MCC Stockholder Action.

The MCC Exchange Ratio varies depending on the amount of the Plaintiff Attorney Fees. In the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time (other than the Excluded MCC Shares) will be converted into the right to receive: (i) 0.68 shares of Sierra Common Stock if the Plaintiff Attorney Fees are less than or equal to $10,000,000; (ii) 0.66 shares of Sierra Common Stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000; (iii) between 0.68 and 0.66 per share of Sierra Common Stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000; or (iv) 0.66 shares of Sierra Common Stock in the event that the Plaintiff Attorney Fees are not determined prior to the MCC Merger Closing; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock. The amount of the Plaintiff Attorney Fees will be determined in connection with the approval of the Settlement by the Delaware Court of Chancery. Therefore, until such time, MCC Stockholders will not know or be able to calculate with certainty the value of the MCC Merger Consideration they would receive upon the completion of the MCC Merger.

Because the NAV of Sierra may change, MCC Stockholders and MDLY Stockholders cannot be sure of the value of the stock portion of the merger consideration or, in the case of the Eligible Class Members, the Settlement Shares, they will receive until the MCC Merger Effective Time and the MDLY Merger Effective Time, as applicable.

Under the Amended MCC Merger Agreement, the MCC Exchange Ratio is not subject to adjustment based on changes in the NAV of Sierra or the market price of MCC Common Stock before the MCC Merger Effective Time. In addition, under the Settlement, the defendant parties to the Settlement (other than MDLY) shall, among other things, deposit or cause to be deposited the Settlement Shares, the number of shares of which is to be calculated using the pro forma NAV reported in this Amended Joint Proxy Statement/Prospectus, and is not subject to subsequent adjustment based on changes in the NAV of Sierra or the market price of MCC Common Stock before the MCC Merger Effective Time.

Under the Amended MDLY Merger Agreement, the MDLY Exchange Ratios and the MDLY Cash Consideration amount was fixed on July 29, 2019, the date of the signing of the Amended MDLY Merger Agreement, and is not subject to adjustment based on changes in the NAV of Sierra or the market price of MDLY Class A Common Stock before the MDLY Merger Effective Time.

Accordingly, at the time of the respective stockholder meetings, neither the MCC Stockholders nor the MDLY Stockholders will know or be able to calculate with certainty the value of the merger consideration they would receive upon the completion of the Mergers or the MDLY Merger, as applicable, and such value may vary materially from the value of the merger consideration determined as of the date the MCC Merger and the MDLY Merger were announced, as of the date that this Amended Joint Proxy Statement/Prospectus is mailed to MCC Stockholders and MDLY Stockholders, and as of the date of the MCC Special Meeting or the MDLY Special Meeting. Any change in the NAV of Sierra prior to completion of the Mergers or the MDLY Merger, as applicable, will affect the value (either positively or negatively) of the merger consideration to be paid by Sierra, and to be received by MCC Stockholders or MDLY Stockholders, as applicable, upon the completion of the Mergers or the MDLY Merger, as applicable, in each case, relative to the value of the merger consideration determined as of the date the respective Mergers were announced. See “Special Note Regarding Forward-Looking Statements”.

The value of the stock portion of the merger consideration that MCC Stockholders and MDLY Stockholders will receive, and of the Sierra Common Stock that Sierra Stockholders will continue to own, upon the completion of the Mergers or the MDLY Merger, as applicable, may be affected, either positively or negatively, by the trading performance of Sierra Common Stock following the Mergers or the MDLY Merger, as applicable.

There is currently no public trading market for Sierra Common Stock and there is no way to predict with certainty how the shares of Sierra Common Stock, including the shares of Sierra Common Stock to be issued in the Mergers or the MDLY Merger, as applicable, will trade following consummation of the Mergers or the MDLY Merger, as applicable. Any change in the trading price of Sierra Common Stock following completion of the Mergers or the MDLY Merger, as applicable, will affect the value (either positively or negatively) of the stock portion of the merger consideration received by MCC Stockholders or MDLY Stockholders upon the completion of the Mergers or the MDLY Merger, as applicable, or the value of the Sierra Common Stock a Sierra Stockholder continues to own after completion of the Mergers or the MDLY Merger, as applicable. Stock price changes may result from a variety of factors, including, among other things:

•        changes in the business, operations or prospects of the Combined Company or the Sierra/MDLY Company, as applicable;

•        the financial condition of current or prospective portfolio companies of the Combined Company or the Sierra/MDLY Company, as applicable;

•        interest rates or general market or economic conditions;

•        the supply and demand for the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable; and

•        market perception of the future profitability of the Combined Company or the Sierra/MDLY Company, as applicable.

These factors are generally beyond the control of the Companies prior to completion of the Mergers or the MDLY Merger, as applicable, and, following completion of both of the Mergers or only the MDLY Merger, will generally be beyond the control of the Combined Company or the Sierra/MDLY Company, as applicable. As noted above, there is currently no public trading market for Sierra Common Stock and there is no way to predict with certainty how the shares of Sierra Common Stock will trade following consummation of the Mergers or the MDLY Merger, as applicable. During the 12-month period ending June 30, 2019, the NAV per share of Sierra Common Stock varied from a low of $6.37 to a high of $7.27; the closing price per share of MCC Common Stock varied from a low of $2.20 to a high of $4.03; and the closing price per share of MDLY Class A Common Stock varied from a low of $2.33 to a high of $5.60. However, the historical NAV per share of Sierra, and the historic trading prices of MCC Common Stock and MDLY Class A Common Stock, are not necessarily indicative of future performance of Sierra Common Stock following the Mergers or the MDLY Merger, as applicable.

The inability of Sierra, MCC and/or MDLY to obtain certain third-party consents and approvals could delay or prevent the completion of the Mergers or the MDLY Merger, as applicable.

Pursuant to the Amended MCC Merger Agreement, each of Sierra’s and MCC’s obligations to complete the MCC Merger is conditioned upon, among other things, and in addition to the regulatory approvals described below (see “— There can be no assurances when or if the Mergers will be completed”), the prior receipt by Sierra or MCC, as applicable, of third party consents and approvals relating to the joint venture arrangements of Sierra and MCC. In addition, each of Sierra’s and MCC’s obligations to complete the MCC Merger is conditioned upon completion of the MDLY Merger, pursuant to the Amended MDLY Merger Agreement, having received written consents to the continuation, following the MDLY Merger Effective Time, of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended June 30, 2018. In addition to the foregoing mutual conditions for closing, Sierra and MCC must obtain all consents and approvals, and take all necessary steps, in order to keep their respective indebtedness outstanding following the MCC Merger Effective Time. Although Sierra and MCC expect that all such approvals and consents will be obtained and remain in effect and all conditions related to such consents will be satisfied, if they are not, the closing of the Mergers or the MDLY Merger, as applicable, could be significantly delayed, only the MDLY Merger may occur, or both Mergers may not occur at all.

Pursuant to the Amended MDLY Merger Agreement, each of Sierra’s and MDLY’s obligations to complete the MDLY Merger is conditioned upon, among other things, and in addition to the regulatory approvals described below (see the “— There can be no assurances when or if the Mergers will be completed”), prior receipt by MDLY of written consents to the continuation, following the MDLY Merger Effective Time, of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended June 30, 2018. In addition to the foregoing mutual conditions for closing, Sierra and MDLY must obtain all consents and approvals, and take all necessary steps, in order to keep their respective indebtedness outstanding following the MDLY Merger Effective Time. Although Sierra and MDLY expect that all such approvals and consents will be obtained and remain in effect and all conditions related to such consents will be satisfied, if they are not, the closing of the Mergers or the MDLY Merger, as applicable, could be significantly delayed, only the MDLY Merger may occur, or both Mergers may not occur at all.

Even if the Mergers or the MDLY Merger, as applicable, are completed, the inability of Sierra, MCC and/or MDLY to obtain certain third-party consents and approvals could adversely impact the Combined Company or the Sierra/MDLY Company, as applicable, and Merger Sub.

Certain agreements of Sierra, MCC, MDLY or their respective affiliates, including with respect to certain funds managed by MDLY and its affiliates, may require the consent or waiver of one or more counter-parties in connection with the MCC Merger and the MDLY Merger. In the event such consents or waivers are not obtained, completion of the Mergers or the MDLY Merger, as applicable, may violate, conflict with or result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination, cancellation, acceleration or other change of any right or obligation (including any payment obligation) under such agreements. If the Companies close both of the Mergers or only the MDLY Merger, as applicable, notwithstanding the lack of consents or waivers, such circumstance could, either individually or in the aggregate, have a material adverse effect on the financial condition, results of operations, assets or business of the Combined Company following completion of the Mergers or, as applicable, the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated.

The Mergers or the MDLY Merger, as applicable, may trigger certain “change of control” provisions and other restrictions in agreements of Sierra, MCC, MDLY or their affiliates and the failure to obtain any required consents or waivers could adversely impact the Combined Company or the Sierra/MDLY Company, as applicable.

Certain agreements of Sierra, MCC, MDLY, or their affiliates, including with respect to certain funds managed by MDLY, will or may require the consent or waiver of one or more counter-parties in connection with the Mergers or the MDLY Merger, as applicable. The failure to obtain any such consent or waiver may permit such counter-parties to terminate, or otherwise increase their rights or the Combined Company’s or the Sierra/MDLY Company’s obligations under, any such agreement because the Mergers or the MDLY Merger, as applicable, may violate an anti-assignment, change of control or other provision contained in any of such agreements. If this happens, the Combined Company or the Sierra/MDLY Company, as applicable, or Merger Sub may have to seek to replace such an agreement with a new agreement or seek an amendment to such agreement. Sierra, MCC, and MDLY cannot assure you that the Combined Company or the Sierra/MDLY Company, as applicable, or Merger Sub will be able to replace or amend any such agreement on comparable terms or at all.

If any such agreement is material, the failure to obtain consents, amendments or waivers under, or to replace on similar terms or at all, such agreements could adversely affect the financial performance or results of operations of the Combined Company or the Sierra/MDLY Company following the completion of the Mergers or the MDLY Merger, as applicable, including preventing the Combined Company from operating a material part of MCC’s and MDLY’s businesses or, as applicable, the Sierra/MDLY Company if the MDLY Merger is completed and the MCC Merger is not consummated, including preventing the Sierra/MDLY Company from operating a material part of MDLY’s business.

In addition, the completion of the Mergers or the MDLY Merger, as applicable, may violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination, cancellation, acceleration or other change of any right or obligation (including any payment obligation) under agreements of Sierra, MCC, or MDLY. Any such violation, conflict, breach, loss, default or other effect could, either individually or in the aggregate, have a material adverse effect on the financial condition, results of operations, assets or business of the Combined Company or the Sierra/MDLY Company, as applicable, or Merger Sub following completion of the Mergers or the MDLY Merger, as applicable.

The opinions obtained by the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee from each of their respective financial advisors will not reflect changes in circumstances after the dates of the opinions between signing of the Amended MCC Merger Agreement and the MCC Merger Effective Time and between signing of the Amended MDLY Merger Agreement and the MDLY Merger Effective Time.

The Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee have not obtained updated opinions as of the date of this Amended Joint Proxy Statement/Prospectus from their respective financial advisors and none of them anticipates obtaining updated opinions prior to the MCC Merger Effective Time or the MDLY Merger Effective Time, as applicable. Changes in the operations and prospects of Sierra, MCC, and MDLY, general market and economic conditions and other factors beyond the control of Sierra, MCC, or MDLY and on which the Sierra Special Committee’s, the MCC Special Committee’s, and the MDLY Special Committee’s respective financial advisors’ opinions were based may significantly alter the value of Sierra, MCC, or MDLY or the prices at which shares of MCC Common Stock and/or MDLY Class A Common Stock trade or the NAV per share of Sierra Common Stock by the time the MCC Merger or the MDLY Merger are completed. The opinions of such financial advisors speak only to the date such opinions were rendered and do not speak as of the time the MCC Merger or the MDLY Merger will be completed or as of any other date. None of the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee expect to obtain updated opinions from their respective financial advisors.

For a description of the opinion that the Sierra Special Committee received from its financial advisor, see “Special Factors — Opinion of Financial Advisor to the Sierra Special Committee.” For a description of the opinion that the MCC Special Committee received from its financial advisor, see “Special Factors — Opinion of Financial Advisor to the MCC Special Committee.” For a description of the opinion that the MDLY Special Committee received from its financial advisor, see “Special Factors — Opinion of Financial Advisor to the MDLY Special Committee.”

The MCC Merger Consideration and the MDLY Merger Consideration were the product of extensive negotiations among the special committees of Sierra, MCC, and MDLY and therefore may include business considerations beyond share price, NAV or other financial or valuation metrics relating to Sierra, MCC, and MDLY.

The Mergers were the product of extensive negotiations among the parties and each special committee considered a number of factors in determining to enter into the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement, as applicable. As a result, the terms of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement are not necessarily reflective of the share price, NAV or other financial or valuation metrics relating to Sierra, MCC, and MDLY at the time the merger agreements were entered into, and may reflect additional business considerations. See “Special Factors — Reasons for the Mergers.”

Sierra, MCC, and MDLY have been named as defendants in various securities class actions and derivative lawsuits and may be named in additional ones in the future, which has resulted in, and which may result in the future in, substantial costs and may delay or prevent the completion of the Mergers or the MDLY Merger, as applicable.

Each of MCC, Sierra, and MDLY is currently a defendant in the MCC Stockholder Action and the New York Actions and Sierra is currently a defendant in the purported stockholder class action in the Supreme Court of the State of New York, County of New York captioned Roger Anderson et al. v. Stephen R. Byers et al. For more information about such legal proceedings, see “Business of Sierra — Legal Proceedings”, “Business of MCC — Legal Proceedings” and “Business of MDLY — Legal Proceedings.” Sierra, MCC, and MDLY may be targets of additional securities class actions and derivative lawsuits. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements in an effort to enjoin the merger or seek monetary relief from such companies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Sierra, MCC, and MDLY cannot predict the outcome of these lawsuits, or others, if any, nor can they predict the amount of time and expense that will be required to resolve any such litigation. An unfavorable resolution of any such litigation surrounding the Mergers or the MDLY Merger, as applicable, could delay or prevent their consummation. In addition, the costs defending the litigation, even if resolved in Sierra’s, MCC’s, or MDLY’s favor, could be substantial and such litigation could distract Sierra, MCC, or MDLY from pursuing the consummation of the Mergers or the MDLY Merger, as applicable, and other potentially beneficial business opportunities. It is a condition to the completion of the MCC Merger that the MCC Stockholder Action be settled in accordance with the terms of the Settlement. See “Description of the Amended MCC Merger Agreement — Conditions to the MCC Merger.”

If the Mergers do not close, neither Sierra, MCC, nor MDLY will benefit from the expenses incurred in connection with the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement. If the MDLY Merger closes and the MCC Merger does not close, neither Sierra nor MCC will benefit from the expenses incurred in connection with the Amended MCC Merger Agreement.

The Companies have incurred, and will continue to incur, substantial expenses in connection with the Mergers. The Mergers may not be completed. If the Mergers are not completed, Sierra, MCC, and MDLY will have incurred substantial expenses for which no ultimate benefit will have been received. If only the MDLY Merger closes, MCC will have incurred substantial expenses for which no ultimate benefit will have been received. Each of Sierra, MCC, and MDLY have incurred out-of-pocket expenses in connection with the Mergers for investment banking, legal and accounting fees and financial printing and other costs and expenses, much of which will be incurred even if the Mergers are not completed. In addition, depending upon the circumstances surrounding termination of the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement, as applicable, Sierra, MCC or MDLY may be obligated to pay a termination fee to the other party to the applicable merger agreement. See “— Under certain circumstances, Sierra, MCC or MDLY may be obligated to pay a termination fee upon termination of the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement.”

Failure to complete the Mergers could negatively impact Sierra’s, MCC’s, and MDLY’s business, financial results, and ability to pay dividends and distributions, if any or at its current level, to Sierra Stockholders, MCC Stockholders, and MDLY Stockholders, and, in the case of MCC and MDLY, negatively impact stock prices.

If the Mergers are not completed, the ongoing businesses of Sierra, MCC and MDLY may be adversely affected. Sierra, MCC and MDLY may experience negative reactions from the financial markets and from their respective customers if the anticipated benefits of the Mergers are not able to be realized. Such anticipated benefits include, among others, the expected increase in distributions to the stockholders of the Combined Company or the Sierra/MDLY Company, as applicable, the benefits of the larger balance sheet of the Combined Company and potential for greater scale, the fee earning potential of Merger Sub’s asset management business, the enhanced market value of the Sierra Common Stock following the completion of the Mergers upon listing on the NYSE and the TASE (in connection with the MCC Merger), and the benefits of operational efficiencies, cost savings, and synergies. If the Mergers are not consummated, Sierra, MCC and MDLY cannot assure their respective stockholders that the risks described above will not negatively impact the business, financial results, and ability to pay dividends and distributions, if any or at its current level, to Sierra Stockholders, MCC Stockholders, and MDLY Stockholders, and, in the case of MCC and MDLY, negatively impact stock prices.

Termination of the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement or failure to otherwise complete the Mergers could negatively impact Sierra, MCC, and MDLY.

Termination of the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement or any failure to otherwise complete the Mergers may result in various consequences, including:

•        Sierra’s, MCC’s, and MDLY’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Mergers, without realizing any of the anticipated benefits of completing the Mergers;

•        the market price of MCC Common Stock and MDLY Class A Common Stock may decline to the extent that the market price prior to termination reflects a market assumption that the Mergers will be completed;

•        in the case of MCC and MDLY, it may not be able to find a party willing to pay an equivalent or more attractive price than the price Sierra has agreed to pay in the MCC Merger and the MDLY Merger, respectively; and

•        the payment of any termination fee, if required under the circumstances, could adversely affect the financial condition and liquidity of Sierra, MCC, or MDLY.

Under certain circumstances, Sierra, MCC or MDLY may be obligated to pay a termination fee upon termination of the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement.

The Amended MCC Merger Agreement provides for the payment by Sierra or MCC to the other party a termination fee of $6,000,000 in cash if the Amended MCC Merger Agreement is terminated by Sierra or MCC under certain circumstances. See “Description of the Amended MCC Merger Agreement — Termination of the Amended MCC Merger Agreement” and “Description of the Amended MCC Merger Agreement — Termination Fees” for a discussion of the circumstances that could result in the payment of a termination fee under the Amended MCC Merger Agreement.

The Amended MDLY Merger Agreement provides for the payment by Sierra or MDLY to the other party a termination fee of $3,000,000 in cash if the Amended MDLY Merger Agreement is terminated by Sierra or MDLY under certain circumstances. See “Description of the Amended MDLY Merger Agreement — Termination of the Amended MDLY Merger Agreement” and “Description of the Amended MDLY Merger Agreement — Termination Fees” for a discussion of the circumstances that could result in the payment of a termination fee under the Amended MDLY Merger Agreement.

The Amended MCC Merger Agreement limits each of MCC’s and Sierra’s ability to actively pursue alternatives to the MCC Merger and to accept a superior proposal.

The Amended MCC Merger Agreement contains provisions that limit each of Sierra’s and MCC’s ability to actively solicit, discuss or negotiate competing third-party proposals for strategic transactions. Although these provisions, which are customary for transactions of this type, allow Sierra and MCC to engage in negotiations regarding, and to ultimately accept, a MCC Merger Superior Proposal (as defined in “Description of Amended MCC Merger Agreement — Additional Covenants — Non-Solicitation of Competing Transaction Proposals”) in certain circumstances, subject to the payment of a termination fee, such provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Sierra or MCC from considering or proposing a MCC Merger Superior Proposal to Sierra or MCC, or might result in a potential competing acquiror proposing to pay a lower price to acquire Sierra or MCC than it might otherwise have proposed to pay. For more information, see “Description of the Amended MCC Merger Agreement — Additional Covenants — Nonsolicitation of Competing Transaction Proposals” and “Description of the Amended MCC Merger Agreement — Termination Fees.”

The Amended MDLY Merger Agreement limits each of MDLY’s and Sierra’s ability to actively pursue alternatives to the MDLY Merger and to accept a superior proposal, although MCC had the right to actively pursue alternatives during the Go-Shop Period.

The Amended MDLY Merger Agreement contains provisions that limit each of Sierra’s and MDLY’s ability to actively solicit, discuss or negotiate competing third-party proposals for strategic transactions. Although these provisions, which are customary for transactions of this type, allow Sierra and MDLY to engage in negotiations regarding, and to ultimately accept, a MDLY Merger Superior Proposal (as defined in “Description of the Amended MDLY Merger Agreement — Additional Covenants — Non-Solicitation of Competing Transaction Proposals”) in certain circumstances, subject to the payment of a termination fee, such provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of MDLY or Sierra from considering or proposing a MDLY Merger Superior Proposal to MDLY or Sierra, or might result in a potential competing acquiror proposing to pay a lower price to acquire Sierra or MDLY than it might otherwise have proposed to pay. For more information, see “Description of the Amended MDLY Merger Agreement — Additional Covenants — Nonsolicitation of Competing Transaction Proposals” and “Description of the Amended MDLY Merger Agreement — Termination Fees.”

In certain circumstances, Sierra, MCC, and MDLY may waive one or more conditions to the Mergers or the MDLY Merger, as applicable, or amend the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement, without resoliciting stockholder approval.

Certain conditions to Sierra’s and MCC’s obligations to complete the MCC Merger may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of Sierra and MCC. In addition, certain conditions to Sierra’s and MDLY’s obligations to complete the MDLY Merger may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of Sierra and MDLY. In the event that any such waiver does not require resolicitation of stockholders, the parties to the Amended MCC Merger Agreement and the Amended

MDLY Merger Agreement will have the discretion to complete the MCC Merger and the MDLY Merger, respectively, without seeking further stockholder approval. However, certain conditions, such as the conditions requiring the approval of Sierra Stockholders, MCC Stockholders and MDLY Stockholders, are required under applicable law or the applicable company’s charter documents and may not be waived.

The Amended MCC Merger Agreement and the Amended MDLY Merger Agreement may be amended by the respective parties at any time before or after receipt of Sierra Stockholder approval, MCC Stockholder approval or MDLY Stockholder approval, as the case may be; provided, however, that after receipt of the relevant stockholder approvals, there may not be any amendment of the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement that requires further approval under applicable law or its charter documents of the relevant stockholders without receipt of such further approvals.

In addition to the foregoing, waiver or amendment of the Amended MCC Merger Agreement requires the consent of MDLY to the extent such waiver or amendment would adversely affect the economic or other rights or interests of MDLY and the MDLY Stockholders under the Amended MCC Merger Agreement in any material respect. Conversely, waiver or amendment of the Amended MDLY Merger Agreement requires the consent of MCC to the extent such waiver or amendment would adversely affect the economic or other rights or interests of MCC and the MCC Stockholders under the Amended MDLY Merger Agreement in any material respect.

Certain persons related to the Companies have interests in the Mergers that differ from the interests of their respective stockholders.

Certain directors and executive officers of the Companies have financial interests in the Mergers that are different from, or in addition to, the interests of Sierra Stockholders, MCC Stockholders, and MDLY Stockholders. The Sierra Special Committee and, acting on the recommendation of the Sierra Special Committee, the Sierra Board were aware of and considered these interests, among other matters, in evaluating the Amended MCC Merger Agreement, including the MCC Merger, and the Amended MDLY Merger Agreement, including the MDLY Merger, and in recommending to Sierra Stockholders to approve the MCC Merger and the MDLY Merger. The MCC Special Committee and, acting on the recommendation of the MCC Special Committee, the MCC Board were aware of and considered these interests, among other matters, in evaluating the Amended MCC Merger Agreement, including the MCC Merger, and in recommending to MCC Stockholders to approve the adoption of the Amended MCC Merger Agreement. The MDLY Special Committee and, acting on the recommendation of the MDLY Special Committee, the MDLY Board were aware of and considered these interests, among other matters, in evaluating the Amended MDLY Merger Agreement, including the MDLY Merger, and in recommending to MDLY Stockholders to approve the adoption of the Amended MDLY Merger Agreement. These interests are described in more detail in “Special Factors — Background of the Mergers — Phase 1 — Management’s Conflicts of Interests and Role in the Mergers” and “Special Factors — Background of the Mergers — Phase 2 — Management’s Conflicts of Interests and Role in the Mergers.”

The Companies will be subject to business uncertainties and contractual restrictions while the Mergers are pending.

Uncertainty about the effect of the Mergers may have an adverse effect on each of the Companies and, consequently, on the Combined Company, following completion of the Mergers or, as applicable, the Sierra/MDLY Company following completion of the MDLY Merger. These uncertainties could cause those that deal with Sierra, MCC, or MDLY to seek to change their existing business relationships with each of the Companies. In addition, each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement restricts each of Sierra, MCC, and MDLY from taking actions that it might otherwise consider to be in its respective best interests. These restrictions may prevent Sierra, MCC, or MDLY from pursuing certain business opportunities that may arise prior to the completion of the Mergers or the MDLY Merger, as applicable. See “Description of the Amended MCC Merger Agreement — Covenants Relating to the Conduct of the Business” for a description of the restrictive covenants to which Sierra and MCC are subject. See “Description of the Amended MDLY Merger Agreement — Covenants Relating to the Conduct of the Business” for a description of the restrictive covenants to which Sierra and MDLY are subject.

The shares of Sierra Common Stock to be received by MCC Stockholders and MDLY Stockholders as a result of the Mergers or the MDLY Merger, as applicable, will have different rights associated with them than shares of MCC Common Stock and MDLY Common Stock currently held by them.

The rights associated with Sierra Common Stock, MCC Common Stock and MDLY Common Stock are different from the rights associated with the Sierra Common Stock following the Mergers or the MDLY Merger, as applicable

(assuming, in the case of Sierra, the Sierra Charter Amendments are approved). See “Comparison of Stockholder Rights” for a summary of the material differences between the rights of Sierra Stockholders, MCC Stockholders, and MDLY Stockholders.

The MCC Merger and the MDLY Merger are conditioned on Sierra, MCC, MDLY and certain of its affiliates receiving exemptive relief from the SEC.

The MCC Merger and the MDLY Merger are conditioned on Sierra, MCC, MDLY, and certain of their affiliates, as applicable, receiving exemptive relief from the SEC from: (i) Sections 17(d) and 57(a)(1), (2), and (4) of the Investment Company Act and Rule 17d-1 thereunder because the Mergers would involve a joint arrangement among two affiliated BDCs and their investment advisers and (ii) Sections 12(d)(3) and 60 of the Investment Company Act because, in connection with the MDLY Merger, MDLY, a registered investment adviser, will be become a wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable. In addition, Sierra and certain of its affiliates are requesting exemptive relief from the SEC from Sections 23(a), 23(b), 23(c), and 63 and pursuant to Section 61(a)(3)(B) and Sections 57(a)(4) and 57(i) of the Investment Company Act and Rule 17d-1 thereunder that would permit the Combined Company or the Sierra/MDLY Company, as applicable, to grant stock options, restricted stock, and restricted stock units in exchange for and in recognition of services by its directors, executive officers and employees. There can be no assurance if or when the Companies will receive the exemptive relief. See “Regulatory Approvals Required for the Mergers — SEC Request for Exemptive Relief.”

MDLY Stockholders could be subject to significant U.S. federal income tax liabilities as a result of the MDLY Merger being a taxable transaction for U.S. federal income tax purposes and MDLY Stockholders may not receive cash sufficient to pay any tax.

Sierra and MDLY anticipate that the MDLY Merger will be a taxable transaction. The parties have not requested, and it is not a condition of the MDLY Merger for the parties to receive, a tax opinion with respect to the MDLY Merger. MDLY Stockholders could be subject to certain U.S. federal income tax consequences and, among others, the MDLY Merger will result in the recognition of gain or loss to MDLY Stockholders in the amount equal to the difference between their tax basis in their shares of MDLY Class A Common Stock and the value of the MDLY Merger Consideration for U.S. federal income tax purposes. Because the MDLY Stockholders will receive only a portion of the MDLY Merger Consideration in the form of cash, MDLY Stockholders may need to sell Sierra Common Stock received in the MDLY Merger, or use cash from other sources, to pay any tax obligations resulting from the MDLY Merger in excess of the cash received as part of the MDLY Merger Consideration. MDLY Stockholders will receive a new tax basis in the shares of Sierra Common Stock they receive (initially equal to the value of such shares at the time of the MDLY Merger) for calculation of gain or loss upon their ultimate disposition and would start a new holding period for such shares.

The U.S. federal income tax consequences to MDLY Stockholders as a result of the MDLY Merger are complex. MDLY Stockholders are urged to consult their tax advisors regarding the U.S. federal income tax consequences that may be applicable to them as a result of the MDLY Merger. See “Material U.S. Federal Income Tax Consequences.”

MCC Stockholders could be subject to significant U.S. federal income tax liabilities if the MCC Merger fails to qualify as tax-free reorganizations for U.S. federal income tax purposes.

The completion of the MCC Merger is conditioned upon the receipt of the MCC Merger Tax Opinion from Eversheds Sutherland (US) LLP or other acceptable counsel, dated the MCC Merger Closing Date, substantially to the effect that the MCC Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The MCC Merger Tax Opinion is not binding on the IRS or a court, and does not preclude the IRS from asserting or adopting a contrary position. It is possible that the MCC Merger may fail to satisfy all of the requirements necessary to qualify as a tax-free reorganization. In this event, MCC Stockholders could be subject to certain U.S. federal income tax consequences and, among others, the MCC Merger would result in the recognition of gain or loss to MCC Stockholders in the amount equal to the difference between their tax basis in their shares of MCC Common Stock and the MCC Merger Consideration for U.S. federal income tax purposes. MCC Stockholders would, in the event that the MCC Merger does not qualify as tax-free reorganizations, receive a new tax basis in the shares of Sierra Common Stock they receive (initially equal to the value of such shares at the time of the MCC Merger) for calculation of gain or loss upon their ultimate disposition and would start a new holding period for such shares.

The U.S. federal income tax consequences to MCC Stockholders in the event that the MCC Merger fails to qualify as tax-free reorganizations are complex. MCC Stockholders are urged to consult their tax advisors regarding the U.S. federal income tax consequences that may be applicable to them in the event that the MCC Merger does not qualify as tax-free reorganizations for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences.”

Risks Relating to the Combined Company if Both of the Mergers are Consummated

The Combined Company may be unable to realize the benefits anticipated by the Mergers, including estimated cost savings and synergies, or it may take longer than anticipated to achieve such benefits.

The realization of certain benefits anticipated as a result of the Mergers will depend in part on the integration of MCC’s investment portfolio with Sierra’s investment portfolio, as the Combined Company’s investment portfolio, the integration of MDLY’s existing asset management business with Sierra to become a wholly owned subsidiary of the Combined Company, and the integration of MCC’s and MDLY’s business and administrative operations with Sierra’s business and administrative operations as the Combined Company. There can be no assurance that MCC’s investment portfolio or business can be operated profitably or integrated successfully into Sierra’s investment portfolio or business or administrative operations in a timely fashion or at all. There also can be no assurance that MDLY’s existing asset management business can be operated profitably or successfully integrated as a wholly owned subsidiary of the Combined Company. The dedication of management resources to such integration may detract attention from the day-to-day business of the Combined Company and there can be no assurance that there will not be substantial costs associated with the transition processes or there will not be other material adverse effects as a result of these integration efforts. Such effects, including but not limited to, incurring unexpected costs or delays in connection with such integration and failure of MCC’s investment portfolio to perform as expected or failure of Merger Sub’s asset management business to perform as expected, could have a material adverse effect on the financial condition, results of operations, assets or business of the Combined Company.

Sierra also expects to achieve certain cost savings and synergies from the Mergers when the two companies have fully integrated their portfolios. It is possible that the estimates of the potential cost savings and synergies could turn out to be incorrect. In addition, the cost savings and synergies estimates also assume the Combined Company’s ability to combine the investment portfolios of Sierra and MCC and businesses and administrative operations of Sierra, MCC, and MDLY in a manner that permits those cost savings and synergies to be fully realized. If the estimates turn out to be incorrect or the Combined Company is not able to successfully combine the investment portfolios and businesses of the two companies, the anticipated cost savings and synergies may not be fully realized or realized at all or may take longer to realize than expected.

If Sierra internalizes its management functions, the Combined Company may not be able to retain or replace key personnel.

Upon completion of the Mergers, the Combined Company would be internally managed by MCC Advisors, its wholly owned registered investment adviser. There can be no assurances that the Combined Company would be successful in retaining key personnel for the identification, selection, structuring, closing and monitoring of its investments. The Combined Company’s investment team is integral to its asset management activities and has critical industry experience and relationships that it will rely on to implement its business plan. The Combined Company’s success depends on its investment team’s continued service. The departure of any of the members of the Combined Company’s investment team could have a material adverse effect on its ability to achieve its investment objective. As a result, the Combined Company may not be able to operate its business as it expects, and its ability to compete could be harmed, which could cause its operating results to suffer. Moreover, the Combined Company may experience competition in attracting and retaining qualified personnel, particularly investment professionals, and it may be unable to maintain or grow its business if it cannot attract and retain such personnel.

As an internally managed BDC, the Combined Company will be subject to certain restrictions, such as offering both a profit sharing plan and an equity incentive plan, that may adversely affect its business.

As an internally managed BDC, the Combined Company’s ability to offer more competitive and flexible compensation structures, such as offering both a profit sharing plan and an equity incentive plan, is subject to the limitations imposed by the Investment Company Act, which may limit the Combined Company’s ability to attract and retain talented investment professionals. As such, these limitations could inhibit the Combined Company’s ability to grow, pursue its business plan and attract and retain professional talent, any or all of which may have a negative impact on the Combined Company’s business, financial condition and results of operations. Sierra and certain of its affiliates have filed an exemptive application with the SEC, which would allow the Combined Company to offer an equity incentive plan.

There has been no public market for Sierra Common Stock, and the Companies cannot assure you that the market price of Sierra Common Stock will not decline following the closing of the Mergers.

If the Mergers are consummated, Sierra Common Stock will be listed on the NYSE under the symbol “SRA” and is expected to be listed on the TASE, with such listings expected to be effective as of the closing date of the Mergers. Prior to such date, there will have been no public trading market for Sierra Common Stock, and the Companies cannot assure you that one will develop or be sustained following the closing of the Mergers. The Companies cannot predict the prices at which Sierra Common Stock will trade following completion of the Mergers. See “Risks Relating to the Mergers — The MCC Merger Consideration and the MDLY Merger Consideration were the product of extensive negotiations among the parties and therefore may include business considerations beyond share price, NAV or other financial or valuation metrics relating to Sierra, MCC, and MDLY.”

Shares of the Sierra Common Stock may trade at a discount from NAV.

Shares of closed-end investment companies, including BDCs, frequently trade at a market price that is less than the NAV that is attributable to those shares. This characteristic of closed-end investment companies is separate and distinct from the risk that the Combined Company’s NAV per share may decline. It is not possible to accurately predict whether any shares of Sierra Common Stock will trade at, above, or below NAV after completion of the Mergers. BDCs as an industry have generally been trading below NAV. See “— Risks Relating to Sierra — Risks Relating to Sierra’s Business and Structure — The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on Sierra’s business, financial condition and operations” and “— Risks Relating to MCC — Certain Risks in the Current Environment — Capital markets may experience periods of disruption and instability and MCC cannot predict when these conditions will occur. Such market conditions could materially and adversely affect debt and equity capital markets in the United States and abroad, which could have a negative impact on MCC’s business, financial condition and results of operations.” If and when Sierra Common Stock is trading below its NAV per share, the Combined Company will generally not be able to issue additional shares of Sierra Common Stock at its market price without first obtaining approval for such issuance from the Combined Company Stockholders and its independent directors. Sierra currently does not anticipate seeking such approval from its stockholders following the Mergers.

The Combined Company’s cash distributions are not guaranteed and may fluctuate.

Sierra expects the Combined Company’s distribution for the first twelve months following the closing of the Mergers will be $0.055 per share per month, which will consist of a regular base distribution per share of $0.045 and a supplementary distribution per share of $0.010. However, the Combined Company Board, in its sole discretion, will determine the amount of cash to be distributed to the Combined Company Stockholders based on various factors including, but not limited to, its results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures and any stock repurchase program. Consequently, the Combined Company’s distribution levels may not be as disclosed and may fluctuate.

Sierra Stockholders and MCC Stockholders will experience a reduction in percentage ownership and voting power in the Combined Company as a result of the Mergers as compared to their current respective percentage ownership and voting power in Sierra and MCC. MDLY Stockholders will experience a reduction in percentage of ownership in the Combined Company as a result of the Mergers as compared to its current respective percentage ownership in MDLY.

Sierra Stockholders will experience a reduction in their respective percentage ownership interests and effective voting power in respect of the Combined Company relative to their respective ownership interests in Sierra prior to the Mergers. Consequently, Sierra Stockholders should expect to exercise less influence over the management and policies of the Combined Company following the completion of the Mergers than they currently exercise over the management and policies of Sierra. Similarly, MCC Stockholders will experience a reduction in their respective percentage ownership interests and effective voting power in respect of the Combined Company relative to their respective percentage ownership interests in MCC prior to the Mergers. MDLY Stockholders will experience a reduction in their respective percentage ownership interests in respect of the Combined Company relative to their respective ownership interests in MDLY prior to the Mergers.

If the Mergers are completed, based on the number of shares of Sierra Common Stock, MCC Common Stock, MDLY Class A Common Stock, and Medley LLC Units issued and outstanding as of June 30, 2019, Sierra Stockholders will own approximately 67.4% to 67.9% of the outstanding Combined Company Common Stock, MCC Stockholders will own approximately 27.5% to 28.0% of the outstanding Combined Company Common Stock, and MDLY Stockholders will own approximately 4.5% to 4.6% of the outstanding Combined Company Common Stock. The actual percentage of the outstanding Combined Company Common Stock owned by Sierra Stockholders, MCC Stockholders, and MDLY Stockholders will depend on the MCC Exchange Ratio. The MCC Exchange Ratio will depend on the amount of the Plaintiff Attorney Fees. The amount of the Plaintiff Attorney Fees will be determined in connection with the approval of the Settlement by the Delaware Court of Chancery. Therefore, until such time, Sierra Stockholders, MCC Stockholders, and MDLY Stockholders will not know with certainty their respective ownership percentage of the Combined Company Common Stock. In addition, after completion of the Mergers, subject to certain restrictions in the Amended MCC Merger Agreement, Sierra may issue additional shares of Sierra Common Stock (including, subject to certain restrictions under the Investment Company Act and the Amended MCC Merger Agreement, at prices below Sierra Common Stock’s then current NAV per share if the requisite shareholder approval is obtained), all of which would further reduce the percentage ownership of the Combined Company held by former MCC Stockholders, former MDLY Stockholders, and current Sierra Stockholders. In addition, the issuance or sale by Sierra of shares of Sierra Common Stock at a discount to NAV poses a risk of dilution to stockholders.

The market price of the Sierra Common Stock after the completion of the Mergers may be affected by factors different from those currently affecting Sierra Common Stock, MCC Common Stock or MDLY Common Stock.

Sierra’s, MCC’s, and MDLY’s businesses differ in some respects and, accordingly, the results of operations of the Combined Company and the market price of Sierra Common Stock after the completion of the Mergers may be affected by factors different from those currently affecting the independent results of operations of each of Sierra, MCC and MDLY. These factors include:

•        greater number of shares outstanding;

•        different composition of stockholder base;

•        different portfolio composition and asset management activities;

•        different management structure; and

•        different asset allocation and capitalization.

Accordingly, the historical trading prices and financial results of Sierra, MCC and MDLY may not be indicative of these matters for the Combined Company following the completion of the Mergers. For a discussion of the Combined Company’s business and of certain factors to consider in connection with the Combined Company’s business, see “Information about the Combined Company.” For a discussion of the business of Sierra, MCC and MDLY and of certain factors to consider in connection with their respective businesses, see “Business of Sierra,” “Business of MCC” and “Business of MDLY,” respectively.

The unaudited pro forma financial information of the Combined Company is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the Mergers.

The unaudited pro forma condensed consolidated financial information of the Combined Company is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of the Combined Company would have been had the Mergers been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position of the Combined Company following the completion of the Mergers. The unaudited pro forma condensed consolidated financial information reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual purchase price and the fair value of the assets and liabilities of MCC as of the date of the completion of the Mergers. In addition, subsequent to the closing date of the Mergers, there will be adjustments to the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed consolidated financial information reflected in this Amended Joint Proxy Statement/Prospectus. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

The accounting treatment applied to Sierra’s acquisition of MDLY will have a material impact on the Combined Company’s ability to comply with applicable asset coverage requirements under the Investment Company Act, and in turn on the Combined Company’s ability to incur additional leverage.

Under the provisions of the Investment Company Act, the Combined Company will be permitted to issue debt securities or preferred stock and/or borrow money from banks and other financial institutions, collectively referred to as “senior securities,” only in amounts such that the Combined Company’s asset coverage ratio equals at least 200% after each issuance of senior securities (or 150% if, pursuant to the Investment Company Act, certain requirements are met). In general, if a BDC consolidates an entity in its financial statements any senior security of such entity will be included in, and therefore count against, the BDC’s asset coverage ratio. The Combined Company will account for Sierra’s acquisition of MDLY as an investment at fair value on its balance sheet, in accordance with ASC 946-320, “Financial Services — Investment Companies — Investments — Debt and Equity Securities.” Accordingly, the Combined Company will not consolidate MDLY in its financial statements. Sierra made this determination based on the fact that MDLY is not an investment company and will not be providing substantially all of its services to Sierra. See “Accounting Treatment.”

For purposes of the asset coverage test under the Investment Company Act, a BDC’s asset coverage ratio is based on its consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. The Mergers are conditioned upon there having been no rescission of the receipt of confirmation that the equity of Merger Sub, as the surviving company in the MDLY Merger, be treated as a portfolio investment of the Combined Company and reflected in the Combined Company’s consolidated financial statements at fair value for accounting purposes (i.e., not consolidated into the financial statements of the Combined Company). Based on that accounting treatment, MDLY’s outstanding debt would not be included in the Combined Company’s asset coverage analysis, which means that the debt incurred by MDLY would not count against the Combined Company’s ability to incur additional leverage. However, if the Combined Company determines that a change to the accounting treatment currently expected to be applied to MDLY is necessary, and such change results in the consolidation of MDLY into the Combined Company’s financial statements, then MDLY’s outstanding debt will be included in the Combined Company’s asset coverage analysis. In that event, the Combined Company’s ability to incur any additional leverage could be hindered.

Notwithstanding the fact that the Combined Company’s portfolio of investments will be more diversified than Sierra’s and MCC’s existing investment portfolios on a standalone basis, because the Combined Company’s investment strategy will be focused primarily on privately held companies, such diversification may not materially reduce the risks associated with the Combined Company’s investments.

As a general matter, a more diversified investment portfolio will generally reduce the risks relating to a BDC’s investment portfolio. In that regard, the Combined Company’s investment portfolio will be more diversified than Sierra’s and MCC’s existing investment portfolios on a standalone basis. However, because the Combined Company’s investment strategy will be focused primarily on privately held companies that are inherently risky, combining Sierra’s and MCC’s investment portfolio may not materially reduce the risks associated with such investments. Investments in private companies pose certain incremental risks as compared to investments in public companies including that they:

•        have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

•        may have limited financial resources and may be unable to meet their obligations under their debt securities that the Combined Company holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Combined Company realizing any guarantees the Combined Company may have obtained in connection with the Combined Company’s investment;

•        may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

•        are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the Combined Company’s portfolio company and, in turn, on the Combined Company; and

•        generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position.

In addition, investments in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded, if at all, on a privately negotiated over-the-counter secondary market for institutional investors. These privately negotiated over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Also, under the Investment Company Act, if there is no readily available market for these investments, the Combined Company is required to carry these investments at fair value as determined by the Combined Company Board. As a result, if the Combined Company is required to liquidate all or a portion of the Combined Company’s portfolio quickly, the Combined Company may realize significantly less than the value at which the Combined Company had previously recorded these investments. The Combined Company may also face other restrictions on its ability to liquidate an investment in a portfolio company to the extent that the Combined Company or any of their respective affiliates have material nonpublic information regarding such portfolio company or where the sale would be an impermissible joint transaction. The reduced liquidity of the Combined Company’s investments may make it difficult for the Combined Company to dispose of them at a favorable price, and, as a result, the Combined Company may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party debt ratings or audited financial statements. The Combined Company must therefore rely on its ability to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If the Combined Company is unable to obtain all material information about these companies, the Combined Company may not make a fully informed investment decision, and the Combined Company may lose money on its investments.

The Combined Company will be subject to corporate-level U.S. federal income tax if it is unable to qualify for the tax treatment applicable to RICs under Subchapter M of the Code or to satisfy RIC distribution requirements.

To maintain RIC tax treatment under the Code, the Combined Company must meet the following minimum annual distribution, income source and asset diversification requirements. The minimum annual distribution requirement for a RIC will be satisfied if the Combined Company distributes to Combined Company Stockholders on an annual basis at least 90% of the Combined Company’s “investment company taxable income,” which generally is its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses, if any. The Combined Company would be taxed on any retained income and/or gains, including any short-term capital gains or long-term capital gains. Because the Combined Company may use debt financing, the Combined Company is subject to an asset coverage ratio requirement under the Investment Company Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict the Combined Company from making distributions necessary to satisfy the RIC distribution requirement. If the Combined Company is unable to obtain cash from other sources, the Combined Company could fail to qualify for RIC tax treatment, or could be required to retain a portion of the Combined Company’s income or gains, and thus become subject to corporate-level U.S. federal income tax.

The income source requirement will be satisfied if the Combined Company obtains at least 90% of the Combined Company’s income for each year from dividends, interest, gains from the sale of stock or securities, or similar sources. The asset diversification requirement will be satisfied if the Combined Company meets certain asset diversification requirements at the end of each quarter of the Combined Company’s taxable year. Such diversification requirements may be more difficult to satisfy once Sierra’s portfolio is combined with MCC’s portfolio. To satisfy this requirement, at least 50% of the value of the Combined Company’s assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities, with those other securities limited, in respect of any one issuer, to an amount that does not exceed 5% of the value of its total assets and that does not represent more than 10% of the outstanding voting securities of such issuer; and no more than 25% of the value of the Combined Company’s assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Combined Company and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in the Combined Company’s having to dispose of certain investments quickly in order to prevent the loss of RIC tax treatment. Because most of the Combined Company’s investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If the Combined Company fails to qualify for or maintain RIC tax treatment for any reason and is subject to corporate-level U.S. federal income tax, the resulting corporate taxes could substantially reduce the Combined Company’s net assets, the amount of income available for distribution, and the amount of the Combined Company’s distributions. Such a failure would have a material adverse effect on the Combined Company’s results of operations and financial conditions, and thus, the Combined Company Stockholders.

The ability of the Combined Company to receive any dividend income from Merger Sub depends on Merger Sub’s ability to generate management fees from advisory clients that exceed its expenses, which is subject to certain risks and uncertainties.

As of June 30, 2019, based upon its fair value, Merger Sub would comprise approximately 8.6% of the Combined Company’s pro forma total assets. Merger Sub will be a wholly owned subsidiary of the Combined Company following the Mergers, and as a wholly owned subsidiary of the Combined Company, the Combined Company is expected to receive dividend income from Merger Sub. Such dividend income will partially offset the impact of the base management fee charged by MCC Advisors for providing advisory services to the Combined Company. The ability of the Combined Company to derive such dividend income depends on Merger Sub’s ability to generate management fees from advisory clients that exceed is expenses. As an investment management business, Merger Sub is subject to certain risks, which could have an adverse effect on its profit margins and results of operations. For additional information regarding risks relating Merger Sub’s business and industry, see “— Risks Relating to MDLY — Risks Relating to MDLY’s Business and Industry.”

Risks Relating to the Sierra/MDLY Company if the MDLY Merger is Consummated and the MCC Merger is not Consummated

The Sierra/MDLY Company may be unable to realize the benefits anticipated by the MDLY Merger, including estimated cost savings and synergies, or it may take longer than anticipated to achieve such benefits.

The realization of certain benefits anticipated as a result of the MDLY Merger will depend in part on the integration of MDLY’s existing asset management business with Sierra to become a wholly owned subsidiary of the Sierra/MDLY Company and the integration of MDLY’s business and administrative operations with Sierra’s business and administrative operations as the Sierra/MDLY Company. There also can be no assurance that MDLY’s existing asset management business can be operated profitably or successfully integrated as a wholly owned subsidiary of the Sierra/MDLY Company. The dedication of management resources to such integration may detract attention from the day-to-day business of the Sierra/MDLY Company and there can be no assurance that there will not be substantial costs associated with the transition processes or there will not be other material adverse effects as a result of these integration efforts. Such effects, including but not limited to, incurring unexpected costs or delays in connection with such integration or failure of Merger Sub’s asset management business to perform as expected, could have a material adverse effect on the financial condition, results of operations, assets or business of the Sierra/MDLY Company.

It is possible that the estimates of the potential cost savings and synergies could turn out to be incorrect. These cost savings and synergies estimates assume the Sierra/MDLY Company’s ability to combine the businesses and administrative operations of Sierra and MDLY in a manner that permits those cost savings and synergies to be fully realized. If the estimates turn out to be incorrect, the anticipated cost savings and synergies may not be fully realized or realized at all or may take longer to realize than expected.

If Sierra internalizes its management functions, the Sierra/MDLY Company may not be able to retain or replace key personnel.

Upon completion of the MDLY Merger, the Sierra/MDLY Company would be internally managed by MCC Advisors, its wholly owned registered investment adviser. There can be no assurances that the Sierra/MDLY Company would be successful in retaining key personnel for the identification, selection, structuring, closing and monitoring of its investments. The Sierra/MDLY Company’s investment team is integral to its asset management activities and has critical industry experience and relationships that it will rely on to implement its business plan. The Sierra/MDLY Company’s success depends on its investment team’s continued service. The departure of any of the members of the Sierra/MDLY Company’s investment team could have a material adverse effect on its ability to achieve its investment objective. As a result, the Sierra/MDLY Company may not be able to operate its business as it expects, and its ability to compete could be harmed, which could cause its operating results to suffer. Moreover, the Sierra/MDLY Company may experience competition in attracting and retaining qualified personnel, particularly investment professionals, and it may be unable to maintain or grow its business if it cannot attract and retain such personnel.

As an internally managed BDC, the Sierra/MDLY Company will be subject to certain restrictions that may adversely affect its business.

As an internally managed BDC, the Sierra/MDLY Company’s ability to offer more competitive and flexible compensation structures, such as offering both a profit sharing plan and an equity incentive plan, is subject to the limitations imposed by the Investment Company Act, which may limit the Sierra/MDLY Company’s ability to attract and retain talented investment professionals. As such, these limitations could inhibit the Sierra/MDLY Company’s ability to grow, pursue its business plan and attract and retain professional talent, any or all of which may have a negative impact on the Sierra/MDLY Company’s business, financial condition and results of operations. Sierra and certain of its affiliates have filed an exemptive application with the SEC, which would allow the Sierra/MDLY Company to offer an equity incentive plan.

There has been no public market for Sierra Common Stock, and Sierra and MDLY cannot assure you that the market price of Sierra Common Stock will not decline following the MDLY Merger Closing.

If the MDLY Merger is consummated, Sierra Common Stock will be listed on the NYSE under the symbol “SRA”, with such listing expected to be effective as of the closing date of the MDLY Merger. Prior to such date, there will have been no public trading market for Sierra Common Stock, and Sierra and MDLY cannot assure you that one will develop or be sustained following the MDLY Merger Closing. Sierra and MDLY cannot predict the prices at which Sierra Common Stock will trade following completion of the MDLY Merger. See “Risks Relating to the Mergers — The MCC Merger Consideration and the MDLY Merger Consideration were the product of extensive negotiations among the parties and therefore may include business considerations beyond share price, NAV or other financial or valuation metrics relating to Sierra, MCC, and MDLY.”

Shares of the Sierra Common Stock may trade at a discount from NAV.

Shares of closed-end investment companies, including BDCs, frequently trade at a market price that is less than the NAV that is attributable to those shares. This characteristic of closed-end investment companies is separate and distinct from the risk that the Sierra/MDLY Company’s NAV per share may decline. It is not possible to accurately predict whether any shares of Sierra Common Stock will trade at, above, or below NAV after completion of the MDLY Merger. BDCs as an industry have generally been trading below NAV. See “— Risks Relating to Sierra — Risks Relating to Sierra’s Business and Structure — The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on Sierra’s business, financial condition and operations.” If and when Sierra Common Stock is trading below its NAV per share, the Sierra/MDLY Company will generally not be able to issue additional shares of Sierra Common Stock at its market price without first obtaining approval for such issuance from the Sierra/MDLY Company Stockholders and its independent directors. Sierra currently does not anticipate seeking such approval from its stockholders following the MDLY Merger.

The Sierra/MDLY Company’s cash distributions are not guaranteed and may fluctuate.

Sierra expects the Sierra/MDLY Company’s distribution for the first twelve months following the closing of the Mergers will be $0.055 per share per month, which will consist of a regular base distribution per share of $0.045 and a supplementary distribution per share of $0.010. However, the Sierra/MDLY Company Board, in its sole discretion, will determine the amount of cash to be distributed to the Sierra/MDLY Company Stockholders based on various factors including, but not limited to, its results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments, future acquisitions and divestitures and any stock repurchase program. Consequently, the Sierra/MDLY Company’s distribution levels may not be as disclosed and may fluctuate.

Sierra Stockholders will experience a reduction in percentage ownership and voting power in the Sierra/MDLY Company as a result of the MDLY Merger as compared to its current respective percentage ownership and voting power in Sierra, and MDLY Stockholders will experience a reduction in percentage of ownership in the Sierra/MDLY Company as a result of the MDLY Merger as compared to its current respective percentage ownership in MDLY.

Sierra Stockholders will experience a reduction in their respective percentage ownership interests and effective voting power in respect of the Sierra/MDLY Company relative to their respective ownership interests in Sierra prior to the MDLY Merger. Consequently, Sierra Stockholders should expect to exercise less influence over the management and policies of the Sierra/MDLY Company following the completion of the MDLY Merger than they currently exercise over the management and policies of Sierra. MDLY Stockholders will experience a reduction in their respective percentage ownership interests in respect of the Sierra/MDLY Company relative to their respective ownership interests in MDLY prior to the MDLY Merger.

If the MDLY Merger is completed and the MCC Merger is not completed based on the number of shares of Sierra Common Stock, MDLY Class A Common Stock, and Medley LLC Units issued and outstanding as of June 30, 2019, Sierra Stockholders will own approximately 93.7% of the outstanding Sierra/MDLY Company Common Stock and MDLY Stockholders will own approximately 6.3% of the outstanding Sierra/MDLY Company Common Stock. In addition, after completion of the MDLY Merger, subject to certain restrictions under the Investment Company Act, Sierra may issue additional shares of Sierra Common Stock, at prices below Sierra Common Stock’s then current NAV per share if the requisite shareholder approval is obtained, all of which would further reduce the percentage ownership of the Sierra/MDLY Company held by former MDLY Stockholders and current Sierra Stockholders. In addition, the issuance or sale by Sierra of shares of Sierra Common Stock at a discount to NAV poses a risk of dilution to stockholders.

The market price of the Sierra Common Stock after the completion of the MDLY Merger may be affected by factors different from those currently affecting Sierra Common Stock or MDLY Common Stock.

Sierra’s and MDLY’s businesses differ in some respects and, accordingly, the results of operations of the Sierra/MDLY Company and the market price of Sierra Common Stock after the completion of the MDLY Merger may be affected by factors different from those currently affecting the independent results of operations of each of Sierra and MDLY. These factors include:

•        greater number of shares outstanding;

•        different composition of stockholder base;

•        different portfolio composition and asset management activities;

•        different management structure; and

•        different asset allocation and capitalization.

Accordingly, the historical trading prices and financial results of Sierra and MDLY may not be indicative of these matters for the Sierra/MDLY Company following the completion of the MDLY Merger. For a discussion of the Sierra/MDLY Company’s business and of certain factors to consider in connection with the Sierra/MDLY Company’s business, see “Information about the Sierra/MDLY Company.” For a discussion of the business of Sierra and MDLY and of certain factors to consider in connection with their respective businesses, see “Business of Sierra” and “Business of MDLY,” respectively.

The unaudited pro forma financial information of the Sierra/MDLY Company is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Sierra/MDLY Company following the MDLY Merger.

The unaudited pro forma condensed consolidated financial information of the Sierra/MDLY Company is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of the Sierra/MDLY Company would have been had the MDLY Merger been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position of the Sierra/MDLY Company following the completion of the MDLY Merger. The unaudited pro forma condensed consolidated financial information reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting may differ materially from the unaudited pro forma condensed consolidated financial information reflected in this Amended Joint Proxy Statement/Prospectus. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

The accounting treatment applied to Sierra’s acquisition of MDLY will have a material impact on the Sierra/MDLY Company’s ability to comply with applicable asset coverage requirements under the Investment Company Act, and in turn on the Sierra/MDLY Company’s ability to incur additional leverage.

Under the provisions of the Investment Company Act, the Sierra/MDLY Company will be permitted to issue debt securities or preferred stock and/or borrow money from banks and other financial institutions, collectively referred to as “senior securities,” only in amounts such that the Sierra/MDLY Company’s asset coverage ratio equals at least 200% after each issuance of senior securities (or 150% if, pursuant to the Investment Company Act, certain requirements are met). In general, if a BDC consolidates an entity in its financial statements any senior security of such entity will be included in, and therefore count against, the BDC’s asset coverage ratio. The Sierra/MDLY Company will account for Sierra’s acquisition of MDLY as an investment at fair value on its balance sheet, in accordance with ASC 946-320, “Financial Services — Investment Companies — Investments — Debt and Equity Securities.” Accordingly, the Sierra/MDLY Company will not consolidate MDLY in its financial statements. Sierra made this determination based on the fact that MDLY is not an investment company and will not be providing substantially all of its services to Sierra. See “Accounting Treatment.”

For purposes of the asset coverage test under the Investment Company Act, a BDC’s asset coverage ratio is based on its consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. The MDLY Merger is conditioned upon there having been no rescission of the receipt of confirmation that the equity of Merger Sub, as the surviving company in the MDLY Merger, be treated as a portfolio investment of the Sierra/MDLY Company and reflected in the Sierra/MDLY Company’s consolidated financial statements at fair value for accounting purposes (i.e., not consolidated into the financial statements of the Sierra/MDLY Company). Based on that accounting treatment, MDLY’s outstanding debt would not be included in the Sierra/MDLY Company’s asset coverage analysis, which means that the debt incurred by MDLY would not count against the Sierra/MDLY Company’s ability to incur additional leverage. However, if the Sierra/MDLY Company determines that a change to the accounting treatment currently expected to be applied to MDLY is necessary, and such change results in the consolidation of MDLY into the Sierra/MDLY Company’s financial statements, then MDLY’s outstanding debt will be included in the Sierra/MDLY Company’s asset coverage analysis. In that event, the Sierra/MDLY Company’s ability to incur any additional leverage could be hindered.

The Sierra/MDLY Company will be subject to corporate-level U.S. federal income tax if it is unable to qualify for the tax treatment applicable to RICs under Subchapter M of the Code or to satisfy RIC distribution requirements.

To maintain RIC tax treatment under the Code, the Sierra/MDLY Company must meet the following minimum annual distribution, income source and asset diversification requirements. The minimum annual distribution requirement for a RIC will be satisfied if the Sierra/MDLY Company distributes to the Sierra/MDLY Company Stockholders on an annual basis at least 90% of the Sierra/MDLY Company’s “investment company taxable income,” which generally is its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses, if any. The Sierra/MDLY Company would be taxed on any retained income and/or gains, including any short-term capital gains or long-term capital gains. Because the Sierra/MDLY Company may use debt financing, the Sierra/MDLY Company is subject to an asset coverage ratio requirement under the Investment Company Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict the Sierra/MDLY Company from making distributions necessary to satisfy the RIC distribution requirement. If the Sierra/MDLY Company is unable to obtain cash from other sources, the Sierra/MDLY Company could fail to qualify for RIC tax treatment, or could be required to retain a portion of the Sierra/MDLY Company’s income or gains, and thus become subject to corporate-level U.S. federal income tax.

The income source requirement will be satisfied if the Sierra/MDLY Company obtains at least 90% of the Sierra/MDLY Company’s income for each year from dividends, interest, gains from the sale of stock or securities, or similar sources. The asset diversification requirement will be satisfied if the Sierra/MDLY Company meets certain asset diversification requirements at the end of each quarter of the Sierra/MDLY Company’s taxable year. Such diversification requirements may be more difficult to satisfy once Sierra is combined with MDLY. To satisfy this requirement, at least 50% of the value of the Sierra/MDLY Company’s assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities, with those other securities limited, in respect of any one issuer, to an amount that does not exceed 5% of the value of its total assets and that does not represent more than 10% of the outstanding voting securities of such issuer; and no more than 25% of the value of the Sierra/MDLY Company’s assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Sierra/MDLY Company and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in the Sierra/MDLY Company’s having to dispose of certain investments quickly in order to prevent the loss of RIC tax treatment. Because most of the Sierra/MDLY Company’s investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If the Sierra/MDLY Company fails to qualify for or maintain RIC tax treatment for any reason and is subject to corporate-level U.S. federal income tax, the resulting corporate taxes could substantially reduce the Sierra/MDLY Company’s net assets, the amount of income available for distribution, and the amount of the Sierra/MDLY Company’s distributions. Such a failure would have a material adverse effect on the Sierra/MDLY Company’s results of operations and financial conditions, and thus, the Sierra/MDLY Company Stockholders.

If the MDLY Merger is consummated and the MCC Merger is not consummated, the MCC Investment Management Agreement will automatically terminate, which could have a material adverse effect on Merger Sub.

Pursuant to the Investment Company Act, an investment advisory agreement automatically terminates upon its deemed “assignment”, and a change of control constitutes an assignment. If the MDLY Merger is consummated and the MCC Merger is not consummated, that would constitute a change of control of MCC Advisors and would result in the automatic termination of the MCC Investment Management Agreement. In that event, if the MCC Board desires for MCC Advisors to continue to serve as MCC’s investment adviser, then the MCC Board, including a majority of independent directors, and the MCC Stockholders would be required to approve a new investment advisory agreement by and between MCC and MCC Advisors. If the MCC Board and the MCC Stockholders do not approve a new investment advisory agreement with MCC Advisors, that would reduce advisory fees payable to Merger Sub.

The ability of the Sierra/MDLY Company to receive any dividend income from Merger Sub depends on Merger Sub’s ability to generate management fees from advisory clients that exceed its expenses, which is subject to certain risks and uncertainties.

As of June 30, 2019, based upon its fair value, Merger Sub would comprise approximately 12.9% of the Sierra/MDLY Company’s pro forma total assets. Merger Sub will be a wholly owned subsidiary of the Sierra/MDLY Company following the MDLY Merger, and as a wholly owned subsidiary of the Sierra/MDLY Company, the Sierra/MDLY Company is expected to receive dividend income from Merger Sub. Such dividend income will partially offset the impact of the base management fee charged by MCC Advisors for providing advisory services to the Sierra/MDLY Company. The ability of the Sierra/MDLY Company to derive such dividend income depends on Merger Sub’s ability to generate management fees from advisory clients that exceed is expenses. As an investment management business, Merger Sub is subject to certain risks, which could have an adverse effect on its profit margins and results of operations. For additional information regarding risks relating Merger Sub’s business and industry, see “— Risks Relating to MDLY — Risks Relating to MDLY’s Business and Industry.”

Risks Relating to Sierra

The following risk factors apply to Sierra prior to closing of the Mergers or only the MDLY Merger, as applicable, and, following the completion of the Mergers or only the MDLY Merger, as applicable, will apply to the Combined Company or the Sierra/MDLY Company, as applicable, if the MDLY Merger is consummated and the MCC Merger is not consummated. As it relates to the period following the closing of the Mergers or only the MDLY Merger, as applicable, references below to SIC Advisors should be replaced with MCC Advisors, which will replace SIC Advisors as the investment adviser to the Combined Company after the closing of the Mergers or the Sierra/MDLY Company, as applicable.

Risks Relating to Sierra’s Business and Structure

The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on Sierra’s business, financial condition and operations.

From time to time, capital markets may experience periods of disruption and instability. The U.S. and global capital markets experienced extreme volatility and disruption during the economic downturn that began in mid-2007, and the U.S. economy was in a recession for several consecutive calendar quarters during the same period.

Various social and political tensions in the United States and globally, including instability in the financial markets, may contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause economic uncertainties or deterioration in the United States and worldwide. In recent years, financial markets have been affected at times by a number of global macroeconomic and political events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing loans on the balance sheets of European banks, the potential effect of any European country leaving the Eurozone, the potential effect of the United Kingdom leaving the European Union, the potential effect of Scotland leaving the United Kingdom, and market volatility and loss of investor confidence driven by political events, including the general elections in the United Kingdom in June 2017 and in Germany in September 2017 and referenda in the United Kingdom in June 2016 and Italy in December 2016. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. Sierra cannot assure you that market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and Sierra cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence and consumer credit factors, Sierra’s business, financial condition and results of operations could be significantly and adversely affected. In the second quarter of 2015, stock prices in China experienced a significant drop, resulting primarily from continued sell-off of shares trading in Chinese markets. In August 2015, Chinese authorities sharply devalued China’s currency. In June 2016, the United Kingdom held a referendum in which voters approved an exit from the European Union (“Brexit”), and, subsequently, on March 29, 2017, the U.K. government began the formal process of leaving the European Union. Brexit created political and economic uncertainty and instability in the global markets (including currency and credit markets), and especially in the United Kingdom and the European Union, and this uncertainty and instability may last indefinitely. Because the U.K. Parliament rejected former Prime Minister Theresa May’s proposed Brexit deal with the European Union and because current Prime Minister Boris Johnson is in discussions with the European Union on alternatives, there is increased uncertainty associated with Brexit and the timing thereof, which is set to occur in October 2019. There is also continued concern about national-level support for the euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. These market conditions have historically and could again have a material adverse effect on debt and equity capital markets in the United States and Europe, which could have a materially negative impact on Sierra’s business, financial condition and results of operations. Sierra and other companies in the financial services sector may have to access, if available, alternative markets for debt and equity capital.

The Republican Party currently controls the executive and the Senate portion of the legislative branch of government, which increases the likelihood that legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Areas subject to potential change, amendment or repeal include the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) and the authority of the Federal Reserve and the Financial Stability Oversight Council. For example, in March of 2018, the U.S. Senate passed a bill that eased financial regulations and reduced oversight for certain entities. The United States may also potentially withdraw from or renegotiate various trade agreements and take other actions that would change current trade policies of the United States. Sierra cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the United States. Such actions could have a significant adverse effect on Sierra’s business, financial condition and results of operations. Sierra cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on Sierra’s investments. Sierra monitors developments and seeks to manage its investments in a manner consistent with achieving Sierra’s investment objective, but there can be no assurance that Sierra will be successful in doing so.

Equity capital may be difficult to raise during periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, Sierra is generally not able to issue additional shares of Sierra Common Stock at a price less than NAV without first obtaining approval for such issuance from Sierra Stockholders and Sierra’s independent directors. Volatility and dislocation in the capital markets can also create a challenging environment in which to raise or access debt capital. The reappearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could make it difficult to extend the maturity of or refinance Sierra’s existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on Sierra’s business. The debt capital that will be available to Sierra in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what Sierra currently experiences. If Sierra is unable to raise or refinance debt, then Sierra’s equity investors may not benefit from the potential for increased returns on equity resulting from leverage and Sierra may be limited in its ability to make new commitments or to fund existing commitments to Sierra’s portfolio companies. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of Sierra’s investments. While most of Sierra’s investments are not publicly traded, applicable accounting standards require Sierra to assume as part of its valuation process that its investments are sold in a principal market to market participants (even if Sierra plans on holding an investment through its maturity).

Significant changes in the capital markets may also affect the pace of Sierra’s investment activity and the potential for liquidity events involving Sierra’s investments. Thus, the illiquidity of Sierra’s investments may make it difficult for Sierra to sell such investments to access capital if required, and as a result, Sierra could realize significantly less than the value at which Sierra has recorded its investments if Sierra were required to sell them for liquidity purposes. An inability to raise or access capital could have a material adverse effect on Sierra’s business, financial condition or results of operations.

Significant developments stemming from the United Kingdom’s referendum on membership in the European Union could have a material adverse effect on Sierra.

In June 2016, the United Kingdom held a referendum in which a majority of voters voted in favor of Brexit, and, subsequently, on March 29, 2017, the U.K. government began the formal process of leaving the European Union. Brexit has created political and economic uncertainty and instability in the global markets (including currency and credit markets), and especially in the United Kingdom and the European Union, and this uncertainty and instability may last indefinitely. Because the U.K. Parliament rejected former Prime Minister Theresa May’s proposed Brexit deal with the European Union and because current Prime Minister Boris Johnson is in discussions with the European Union on alternatives, there is increased uncertainty associated with Brexit and the timing thereof. Events that could occur in the future as a consequence of the United Kingdom’s withdrawal, including the possible breakup of the United Kingdom, may continue to cause significant volatility in global financial markets, including in global currency and credit markets. This volatility could cause a slowdown in economic activity in the United Kingdom, Europe or globally, which could adversely affect Sierra’s operating results and growth prospects. Any of these effects of Brexit, and others Sierra cannot anticipate, could have unpredictable consequences for credit markets and adversely affect Sierra’s business, results of operations and financial performance.

The downgrade of the U.S. credit rating and economic crisis in Europe could negatively impact Sierra’s business, financial condition and earnings.

U.S. debt ceiling and budget deficit concerns together with signs of deteriorating sovereign debt conditions in Europe continue to present the possibility of a credit-rating downgrade, economic slowdowns, or a recession for the United States. The impact of any further downgrades to the U.S. government’s sovereign credit rating or downgraded sovereign credit ratings of European countries or the Russian Federation, or their perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments, along with any further European sovereign debt issues, could cause interest rates and borrowing costs to rise, which may negatively impact Sierra’s ability to access the debt markets on favorable terms. Continued adverse economic conditions could have a material adverse effect on Sierra’s business, financial condition and results of operations.

In October 2014, the Federal Reserve announced that it was concluding its bond-buying program. It is unknown what effect, if any, the conclusion of this program will have on credit markets and the value of Sierra’s investments. These and any future developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact Sierra’s ability to obtain debt financing on favorable terms. In September 2019, the Federal Reserve decreased the federal funds rate, which was the second such interest rate decrease in 2019, to a range between 1.75% to 2.00%. Although the Federal Reserve elected not to raise the federal funds rate in September 2019, it had previously raised the federal funds rate nine times during the period between December 2015 and December 2018, and it may continue to raise the Federal Funds Rate in the future. Further, if key economic indicators, such as the unemployment rate or inflation, do not progress at a rate consistent with the Federal Reserve’s objectives, the target range for the federal funds rate may increase and cause interest rates and borrowing costs to rise, which may negatively impact Sierra’s ability to access the debt markets on favorable terms. Any continued adverse economic conditions could have a material adverse effect on Sierra’s business, financial condition and results of operations.

Rising interest rates may adversely affect the value of Sierra’s portfolio investments which could have an adverse effect on Sierra’s business, financial condition and results of operations.

Sierra’s debt investments may be based on floating rates, such as LIBOR, EURIBOR, the Federal Funds Rate or the Prime Rate. General interest rate fluctuations may have a substantial negative impact on Sierra’s investments, the value of Sierra Common Stock and Sierra’s rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on Sierra’s net interest income. An increase in interest rates could decrease the value of any investments Sierra holds which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase Sierra’s interest expense, thereby decreasing Sierra’s net income. Also, an increase in interest rates available to investors could make investment in Sierra Common Stock less attractive if Sierra is not able to increase Sierra’s distribution rate, which could reduce the value of Sierra Common Stock.

Because Sierra may borrow funds and may issue preferred shares to finance investments, Sierra’s net investment income may depend, in part, upon the difference between the rate at which Sierra borrows funds or pay distributions on preferred shares and the rate that Sierra’s investments yield. As a result, Sierra can offer no assurance that a significant change in market interest rates will not have a material adverse effect on Sierra’s net investment income. In periods of rising interest rates, Sierra’s cost of funds would increase except to the extent Sierra has issued fixed rate debt or preferred shares, which could reduce Sierra’s net investment income.

You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rate Sierra receives on many of Sierra’s debt investments. Accordingly, a change in the interest rate could make it easier for Sierra to meet or exceed the performance threshold and may result in a substantial increase in the amount of incentive fees payable to SIC Advisors with respect to the portion of the incentive fee based on income.

Changes relating to the LIBOR calculation process may adversely affect the value of Sierra’s portfolio of LIBOR-indexed, floating-rate debt securities.

In the recent past, concerns have been publicized that some of the member banks surveyed by the British Bankers’ Association (“BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them in order to profit on their derivatives positions or to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may have resulted from reporting inter-bank lending rates higher than those they actually submitted. A number of BBA member banks entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations by regulators and governmental authorities in various jurisdictions are ongoing.

Actions by the BBA, regulators or law enforcement agencies as a result of these or future events, may result in changes to the manner in which LIBOR is determined. Potential changes, or uncertainty related to such potential changes, may adversely affect the market for LIBOR-based securities, including Sierra’s portfolio of LIBOR-indexed, floating-rate debt securities. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based securities or the value of Sierra’s portfolio of LIBOR-indexed, floating-rate debt securities. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. It is unclear if at that time whether or not LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large US financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short term repurchase agreements, backed by Treasury securities, called the Secured Overnight Financing Rate (“SOFR”). The first publication of SOFR was released in April 2018. Whether or not SOFR attains market traction as a LIBOR replacement remains a questions and the future of LIBOR at this time is uncertain. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-indexed, floating-rate debt securities or on Sierra’s overall financial condition or results of operations.

Sierra’s business and operation could be negatively affected because Sierra has been named as a defendant in various securities litigation class actions and derivative lawsuits and may be named in additional ones in the future, which could cause Sierra to incur significant expense and hinder execution of its investment strategy.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing in the BDC space recently. Sierra is currently a defendant in the MCC Stockholder Action, the New York Actions, and the Anderson Action, and due to a variety of other reasons, Sierra may in the future become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the Sierra Board’s attention and resources from Sierra’s business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to Sierra’s future, adversely affect Sierra’s relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, Sierra may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, Sierra’s stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism. See “Sierra, MCC, and MDLY have been named as defendants in various securities class actions and derivative lawsuits and may be named in additional ones in the future, which has resulted in, and which may result in the future in, substantial costs and may delay or prevent the completion of the Mergers or the MDLY Merger, as applicable.”

Sierra is highly dependent on information systems and systems failures could significantly disrupt Sierra’s business, which may, in turn, negatively affect the market price of Sierra Common Stock and Sierra’s ability to pay dividends.

Sierra’s business is highly dependent on Sierra’s and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in Sierra’s activities. Sierra’s financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond Sierra’s control and adversely affect Sierra’s business. There could be:

•        sudden electrical or telecommunications outages;

•        natural disasters such as earthquakes, tornadoes and hurricanes;

•        disease pandemics;

•        events arising from local or larger scale political or social matters, including terrorist acts; and

•        cyber-attacks.

These events, in turn, could have a material adverse effect on Sierra’s operating results and negatively affect the market price of Sierra Common Stock and Sierra’s ability to pay dividends to Sierra Stockholders.

A failure of cybersecurity systems, as well as the occurrence of events unanticipated in Sierra’s disaster recovery systems and management continuity planning, could impair Sierra’s ability to conduct business effectively.

The occurrence of a disaster, such as a cyber-attack against Sierra or against a third-party that has access to Sierra’s data or networks, a natural catastrophe, an industrial accident, failure of Sierra’s disaster recovery systems, or consequential employee error, could have an adverse effect on Sierra’s ability to communicate or conduct business, negatively impacting Sierra’s operations and financial condition. This adverse effect can become particularly acute if those events affect Sierra’s electronic data processing, transmission, storage, and retrieval systems, or impact the availability, integrity, or confidentiality of Sierra’s data.

Sierra depends heavily upon computer systems to perform necessary business functions. Despite Sierra’s implementation of a variety of security measures, Sierra’s computer systems, networks, and data, like those of other companies, could be subject to cyber-attacks and unauthorized access, use, alteration, or destruction, such as from physical and electronic break-ins or unauthorized tampering, malware and computer virus attacks, or system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary, and other information processed, stored in, and transmitted through Sierra’s computer systems and networks. Such an attack could cause interruptions or malfunctions in Sierra’s operations, which could result in financial losses, litigation, regulatory penalties, client dissatisfaction or loss, reputational damage, and increased costs associated with mitigation of damages and remediation.

Third parties with which Sierra does business may also be sources of cybersecurity or other technological risk. Sierra outsources certain functions and these relationships allow for the storage and processing of Sierra’s information, as well as client, counterparty, employee and borrower information. While Sierra engages in actions to reduce Sierra’s exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure or destruction, or other cybersecurity incident that affects Sierra’s data, resulting in increased costs and other consequences, as described above.

Difficult market and political conditions may adversely affect Sierra’s business in many ways, including by reducing the value or hampering the performance of the investments made by Sierra’s portfolio companies, each of which could materially and adversely affect Sierra’s business, results of operations and financial condition.

Sierra’s business is materially affected by conditions in the global financial markets and economic and political conditions throughout the world, such as interest rates, availability and cost of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to Sierra’s taxation, taxation of Sierra’s investors, the possibility of changes to tax laws in either the United States or any non-U.S. jurisdiction and regulations on asset managers), trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, terrorist acts and security operations). These factors are outside of Sierra’s control and may affect the level and volatility of asset prices and the liquidity and value of investments, and Sierra may not be able to or may choose not to manage Sierra’s exposure to these conditions. Ongoing developments in the U.S. and global financial markets following the turmoil in the global capital markets and the financial services industry in late 2008 and early 2009 continue to illustrate that the current environment is still one of uncertainty and instability for investment management businesses. In the future, the U.S. government may not be able to meet its debt payments unless the federal debt ceiling is raised. If legislation increasing the debt ceiling is not enacted, as needed, and the debt ceiling is reached, the U.S. federal government may stop or delay making payments on its obligations, which could negatively impact the U.S. economy. These and other conditions in the global financial markets and the global economy may result in adverse consequences for Sierra’s portfolio companies, including by reducing the value or hampering the performance of the investments made by Sierra’s portfolio companies, each of which could materially affect Sierra’s business, results of operations and financial condition.

A failure on Sierra’s part to maintain its status as a BDC would significantly reduce Sierra’s operating flexibility.

If Sierra fails to maintain its status as a BDC, Sierra might be regulated as a closed-end investment company that is required to register under the Investment Company Act, which would subject Sierra to additional regulatory restrictions and significantly decrease Sierra’s operating flexibility. In addition, any such failure could cause an event of default under Sierra’s outstanding indebtedness, which could have a material adverse effect on Sierra’s business, financial condition or results of operations.

Sierra may suffer credit losses.

Private debt in the form of secured loans to corporate and asset-based borrowers is highly speculative and involves a high degree of risk of credit loss, and therefore an investment in Sierra’s securities may not be suitable for someone with a low tolerance for risk. These risks are likely to increase during an economic recession, such as the economic recession or downturn that the United States and many other countries have recently experienced or are experiencing.

Price declines in the corporate leveraged loan market may adversely affect the fair value of Sierra’s portfolio, reducing Sierra’s NAV through increased net unrealized depreciation.

Prior to the onset of the financial crisis that began in 2007, securitized investment vehicles, hedge funds and other highly leveraged non-bank financial institutions comprised the majority of the market for purchasing and holding senior and subordinated debt. As the trading price of the loans underlying these portfolios began to deteriorate beginning in the first quarter of 2007, Sierra believes that many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with falling underlying credit values, widespread redemption requests, and other constraints resulting from the credit crisis generating further selling pressure.

Conditions in the medium- and large-sized U.S. corporate debt market may experience similar or worse disruption or deterioration in the future, which may cause pricing levels to similarly decline or be volatile. As a result, Sierra’s NAV could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of Sierra’s investments, which could have a material adverse impact on Sierra’s business, financial condition and results of operations.

Sierra’s ability to achieve its investment objective depends on SIC Advisors’ ability to manage and support Sierra’s investment process. If SIC Advisors was to lose a significant number of its key professionals, Sierra’s ability to achieve its investment objective could be significantly harmed.

Sierra has no internal management capacity or employees other than Sierra’s appointed executive officers and is dependent upon the investment expertise, skill and network of business contacts of SIC Advisors to achieve Sierra’s investment objective. SIC Advisors will evaluate, negotiate, structure, execute, monitor, and service Sierra’s investments. Sierra’s future success depends to a significant extent on the continued service and coordination of SIC Advisors, including its key professionals. The departure of a significant number of SIC Advisors’ key professionals could have a material adverse effect on Sierra’s ability to achieve its investment objective. Sierra’s ability to achieve its investment objective also depends on the ability of SIC Advisors to identify, analyze, invest in, finance, and monitor companies that meet Sierra’s investment criteria. SIC Advisors’ capabilities in structuring the investment process, providing competent, attentive and efficient services to Sierra, and facilitating access to financing on acceptable terms depend on the involvement of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve Sierra’s investment objective, SIC Advisors may need to retain, hire, train, supervise, and manage new investment professionals to participate in Sierra’s investment selection and monitoring process. SIC Advisors may not be able to find qualified investment professionals in a timely manner or at all. Any failure to do so could have a material adverse effect on Sierra’s business, financial condition and results of operations.

In addition, the Sierra Investment Advisory Agreement has termination provisions that allow the agreement to be terminated by Sierra on 60 days’ notice or by SIC Advisors on 120 days’ notice without penalty.

Sierra depends upon senior management personnel of SIC Advisors for Sierra’s future success, and if SIC Advisors is unable to retain qualified personnel or if SIC Advisors loses any member of its senior management team, Sierra’s ability to achieve Sierra’s investment objective could be significantly harmed.

Sierra depends on Sierra’s investment management team, which is provided by SIC Advisors, for the identification, final selection, structuring, closing and monitoring of Sierra’s investments. Sierra’s investment management team is integral to Sierra’s asset management activities and has critical industry experience and relationships that Sierra will rely on to implement Sierra’s business plan. Sierra’s future success depends on Sierra’s investment management team’s continued service to SIC Advisors. The departure of any of the members of SIC Advisors’ investment management team could have a material adverse effect on Sierra’s ability to achieve Sierra’s investment objective. As a result, Sierra may not be able to operate Sierra’s business as Sierra expects, and Sierra’s ability to compete could be harmed, which could cause Sierra’s operating results to suffer. In addition, Sierra can offer no assurance that SIC Advisors will remain Sierra’s investment adviser or Sierra’s administrator.

SIC Advisors may not be able to achieve the same or similar returns as those achieved in the past by Sierra’s senior management and investment management team.

The track record and achievements of the senior management and investment management team of SIC Advisors are not necessarily indicative of future results that will be achieved by SIC Advisors. As a result, SIC Advisors may not be able to achieve the same or similar returns as those achieved by Sierra’s senior management and investment management team during their tenure with SIC Advisors or while they were employed at prior positions.

Because Sierra expects to distribute substantially all of Sierra’s net investment income and net realized capital gains to Sierra Stockholders, Sierra will need additional capital to finance Sierra’s growth and such capital may not be available on favorable terms or at all.

Sierra has elected and qualified to be taxed for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, Sierra must meet certain requirements, including source-of-income, asset diversification and distribution requirements in order to not have to pay corporate-level U.S. federal income taxes on income Sierra distributes to Sierra Stockholders as dividends, which allows Sierra to substantially reduce or eliminate Sierra’s corporate-level U.S. federal income tax liability. As a BDC, Sierra is generally required to meet a coverage ratio of total assets to total senior securities, which includes all of Sierra’s borrowings and any preferred stock Sierra may issue in the future, of at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) at the time Sierra issues any debt or preferred stock. This requirement limits the amount of Sierra’s leverage. Because Sierra will continue to need capital to grow Sierra’s investment portfolio, this limitation may prevent Sierra from incurring debt or issuing preferred stock and require Sierra to raise additional equity at a time when it may be disadvantageous to do so. Sierra cannot assure you that debt and equity financing will be available to Sierra on favorable terms, or at all, and debt financings may be restricted by the terms of any of Sierra’s outstanding borrowings. In addition, as a BDC, Sierra is generally not permitted to issue common stock priced below NAV without stockholder approval. If additional funds are not available to Sierra, it could be forced to curtail or cease new lending and investment activities, and Sierra’s NAV could decline.

The amount of any distributions Sierra pays is uncertain. Sierra may not be able to pay distributions to Sierra Stockholders or be able to sustain them and Sierra’s distributions may not grow over time.

Sierra began declaring semi-monthly distributions, which are paid on a monthly basis, to Sierra Stockholders beginning in July 2012 and intends to continue declaring semi-monthly distributions to stockholders, to the extent that Sierra has assets legally available for distribution. Sierra cannot assure you that it will achieve investment results that will allow it to make a targeted level of cash distributions or year-to-year increases in cash distributions. All distributions that Sierra makes will be at the discretion of the Sierra Board and will depend on Sierra’s earnings, Sierra’s financial condition, maintenance of Sierra’s RIC tax treatment and other factors as the Sierra Board may deem to be relevant. Sierra’s ability to pay distributions might be adversely affected by the impact of the risks described in this Amended Joint Proxy Statement/Prospectus. In addition, the inability to satisfy the asset coverage test applicable to Sierra as a BDC may limit Sierra’s ability to pay distributions. As a result, Sierra cannot assure you that Sierra will pay distributions to Sierra Stockholders in the future.

Sierra’s distribution proceeds may exceed Sierra’s earnings. Sierra has not established any limit on the extent to which Sierra may use borrowings, if any, or proceeds from Sierra’s offering to fund distributions, which may reduce the amount of capital Sierra ultimately invests in assets.

The distributions Sierra pays to Sierra Stockholders may exceed earnings. In the event that Sierra encounters delays in locating suitable investment opportunities, Sierra may pay Sierra’s distributions from the proceeds of Sierra’s offering or from borrowings in anticipation of future cash flow, which may constitute a return of a Sierra Stockholder’s capital and will lower such Sierra Stockholder’s tax basis in its shares, but not below zero. Distributions in excess of such Sierra Stockholders’ basis will be treated as proceeds from the sale or exchange of property. Distributions from the proceeds of Sierra’s offering or from borrowings also could reduce the amount of capital Sierra ultimately invest in portfolio companies. Accordingly, Sierra Stockholders who receive the payment of a dividend or other distribution from Sierra should not assume that such dividend or other distribution is the result of a net profit earned by Sierra. The Expense Support and Reimbursement Agreement with SIC Advisors expired on December 31, 2016, and was not renewed, which will make it more likely that distributions may include amounts in excess of Sierra’s earnings and profits.

Because Sierra’s business model depends to a significant extent upon relationships with corporations, financial institutions and investment firms, the inability of SIC Advisors to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect Sierra’s business.

SIC Advisors depends on its relationships with corporations, financial institutions and investment firms, and Sierra relies indirectly to a significant extent upon these relationships to provide Sierra with potential investment opportunities. If SIC Advisors fails to maintain its existing relationships or develop new relationships or sources of investment opportunities, Sierra may not be able to grow Sierra’s investment portfolio. In addition, individuals with whom SIC Advisors have relationships are not obligated to provide Sierra with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for Sierra.

A significant portion of Sierra’s investment portfolio is recorded at fair value as determined in good faith by the Sierra Board and, as a result, there will be uncertainty as to the value of Sierra’s portfolio investments.

The debt and equity securities in which Sierra invests for which market quotations are not readily available will be valued at fair value as determined in good faith by or under the direction of the Sierra Board. Most, if not all, of Sierra’s investments (other than cash and cash equivalents) will be classified as Level 3 under ASC Topic 820 — Fair Value Measurements and Disclosures. This means that Sierra’s portfolio valuations will be based on unobservable inputs and Sierra’s own assumptions about how market participants would price the asset or liability in question. Sierra expects that inputs into the determination of fair value of Sierra’s portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. Sierra has retained the services of an independent service provider to review the valuation of these loans and securities. The types of factors that the board of directors may take into account in determining the fair value of Sierra’s investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, Sierra’s determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. Sierra’s NAV could be adversely affected if Sierra’s determinations regarding the fair value of Sierra’s investments were materially higher than the values that Sierra ultimately realizes upon the disposal of such loans and securities.

The Sierra Board may change Sierra’s operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse to Sierra Stockholders.

The Sierra Board has the authority to modify or waive Sierra’s current operating policies, investment criteria and strategies without prior notice and without stockholder approval. Sierra cannot predict the effect any changes to Sierra’s current operating policies, investment criteria and strategies would have on Sierra’s business, NAV, operating results and the value of Sierra Common Stock. However, the effects might be adverse, which could negatively impact Sierra’s ability to pay you distributions and cause you to lose all or part of your investment. Moreover, Sierra has significant flexibility in investing the net proceeds of any offering and may use the net proceeds from any offering in ways with which investors may not agree.

If SIC Advisors is unable to manage Sierra’s investments effectively, Sierra may be unable to achieve its investment objective.

Sierra’s ability to achieve its investment objective will depend on Sierra’s ability to manage its business, which will depend, in turn, on the ability of SIC Advisors to identify, invest in and monitor companies that meet Sierra’s investment criteria. Accomplishing this result largely will be a function of SIC Advisors’ investment process and, in conjunction with its role as Sierra’s administrator, its ability to provide competent, attentive and efficient services to Sierra.

SIC Advisors’ senior management team is comprised of members of the senior management team for Medley LLC, and they manage other investment funds. They may also be required to provide managerial assistance to Sierra’s portfolio companies. These demands on their time may distract them or slow Sierra’s rate of investment. Any failure to manage Sierra’s business effectively could have a material adverse effect on Sierra’s business, financial condition and results of operations.

Sierra may experience fluctuations in its quarterly results.

Sierra could experience fluctuations in its quarterly operating results due to a number of factors, including Sierra’s ability or inability to make investments in companies that meet Sierra’s investment criteria, the interest rate payable and default rates on the debt securities Sierra acquires, the level of Sierra’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which Sierra encounters competition in its markets, and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as indicative of performance in future periods. These occurrences could have a material adverse effect on Sierra’s results of operations, the value of your investment in Sierra and Sierra’s ability to pay distributions to you and Sierra’s other stockholders.

Any unrealized losses Sierra experiences on its portfolio may be an indication of future realized losses, which could reduce Sierra’s income available for distribution.

As a BDC, Sierra is required to record on its financial statements its investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by the Sierra Board. Decreases in the market values or fair values of Sierra’s investments are recorded as unrealized depreciation. Any unrealized losses in Sierra’s portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to Sierra with respect to the affected investments. This could result in realized losses in the future and ultimately in reductions of Sierra’s income available for distribution in future periods. In addition, decreases in the market value or fair value of Sierra’s investments will reduce Sierra’s NAV. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sierra — Valuation of Investments.”

Sierra is uncertain of its sources for funding its future capital needs. If Sierra cannot obtain debt or equity financing on acceptable terms, Sierra’s ability to acquire investments and to expand its operations will be adversely affected.

The net proceeds from the sale of shares of Sierra Common Stock will be used for Sierra’s investment opportunities, operating expenses and for payment of various fees and expenses such as management fees, incentive fees and other fees. Any working capital reserves Sierra maintains may not be sufficient for investment purposes, and Sierra may require debt or equity financing to operate. In addition, Sierra is required to distribute at least 90% of Sierra’s net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to Sierra Stockholders to maintain Sierra’s RIC tax treatment. Accordingly, in the event that Sierra needs additional capital in the future for investments or for any other reason Sierra may need to borrow from financial institutions in order to obtain such additional capital. These sources of funding may not be available to Sierra due to unfavorable economic conditions, which could increase Sierra’s funding costs, limit Sierra’s access to the capital markets or result in a decision by lenders not to extend credit to Sierra. Consequently, if Sierra cannot obtain debt or equity financing on acceptable terms, Sierra’s ability to acquire investments and to expand Sierra’s operations will be adversely affected. As a result, Sierra would be less able to achieve portfolio diversification and Sierra’s investment objective, which may negatively impact Sierra’s results of operations and reduce Sierra’s ability to make distributions to Sierra Stockholders.

Sierra is a non-diversified investment company within the meaning of the Investment Company Act, and therefore Sierra is not limited with respect to the proportion of its assets that may be invested in securities of a single issuer.

Sierra is classified as a non-diversified investment company within the meaning of the Investment Company Act, which means that Sierra is not limited by the Investment Company Act with respect to the proportion of its assets that it may invest in securities of a single issuer. Sierra has also not adopted any policy restricting the percentage of Sierra’s assets that may be invested in a single portfolio company. To the extent that Sierra assumes large positions in the securities of a small number of issuers, or within a particular industry, Sierra’s NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. Sierra may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond Sierra’s asset diversification requirements applicable to RICs under Subchapter M of the Code, Sierra does not have fixed guidelines for diversification, and Sierra’s investments could be concentrated in relatively few portfolio companies. See “Material U.S. Federal Income Tax Consequences - U.S. Federal Income Taxation of an Investment in Sierra Common Stock — Taxation as a RIC.”

Risks Relating to SIC Advisors and its Respective Affiliates

Sierra’s incentive fee structure may create incentives for SIC Advisors that are not fully aligned with the interests of Sierra Stockholders.

In the course of Sierra’s investing activities, Sierra pays management and incentive fees to SIC Advisors. These fees are based on Sierra’s gross assets. As a result, investors in Sierra Common Stock will invest on a ‘‘gross’’ basis and receive distributions on a ‘‘net’’ basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on Sierra’s gross assets, SIC Advisors will benefit when Sierra incurs debt or uses leverage. Additionally, under the incentive fee structure, SIC Advisors may benefit when capital gains are recognized and, because SIC Advisors determines when a holding is sold, SIC Advisors controls the timing of the recognition of such capital gains. The Sierra Board is charged with protecting Sierra’s interests by monitoring how SIC Advisors addresses these and other conflicts of interests associated with its management services and compensation. While they are not expected to review or approve borrowings or incurrence of leverage in the ordinary course, Sierra’s independent directors approve Sierra’s credit facilities, including the maximum amount of leverage Sierra may employ, and will periodically review SIC Advisors’ services and fees as well as its portfolio management decisions and portfolio performance through their quarterly review of Sierra’s portfolio and annual review of Sierra’s investment advisory and administration agreements. In connection with these reviews, Sierra’s independent directors will consider whether Sierra’s fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, SIC Advisors or its affiliates may from time to time have interests that differ from those of Sierra Stockholders, giving rise to a conflict.

The part of the incentive fee payable to SIC Advisors that relates to Sierra’s net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may be considered to involve a conflict of interest for SIC Advisors to the extent that it may encourage SIC Advisors to favor debt financings that provide for deferred interest, rather than current cash payments of interest. SIC Advisors may have an incentive to invest in deferred interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to Sierra on such securities. This risk could be increased because SIC Advisors is not obligated to reimburse Sierra for any incentive fees received even if Sierra subsequently incurs losses or never receives in cash the deferred income that was previously accrued.

SIC Advisors and its affiliates, including Sierra’s officers and some of Sierra’s directors, face conflicts of interest caused by compensation arrangements with Sierra, which could result in actions that are not in the best interests of Sierra Stockholders.

SIC Advisors and its affiliates receive substantial fees from Sierra in return for their services, and these fees could influence the advice provided to Sierra. Among other matters, because the base management fee that Sierra pays to SIC Advisors is based on Sierra’s gross assets, SIC Advisors may benefit if Sierra incurs indebtedness.

There are significant potential conflicts of interest that could affect Sierra’s investment returns.

There may be times when SIC Advisors, its senior management and investment management team, and members of its investment committee have interests that differ from those of Sierra Stockholders, giving rise to a conflict of interest. In particular, certain private investment funds managed by the senior members of SIC Advisors hold controlling or minority equity interests, or have the right to acquire such equity interests, in some of Sierra’s portfolio companies. As a result, the senior members of SIC Advisors may face conflicts of interests in connection with making business decisions for these portfolio companies to the extent that such decisions affect the debt and equity holders in these portfolio companies differently. In addition, the senior members of SIC Advisors may face conflicts of interests in connection with making investment or other decisions, including granting loan waivers or concessions on Sierra’s behalf with respect to these portfolio companies given that they also manage private investment funds that hold the equity interests in these portfolio companies.

The time and resources that individuals associated with SIC Advisors devote to Sierra may be diverted, and Sierra may face additional competition due to the fact that SIC Advisors is not prohibited from raising money for or managing another entity that makes the same types of investments that Sierra targets.

SIC Advisors is not prohibited from raising money for and managing future investment entities that make the same types of investments as those Sierra targets. The time and resources that SIC Advisors devotes to Sierra may be diverted, and during times of intense activity in other programs it may devote less time and resources to Sierra’s business than is necessary or appropriate. As a result of these competing demands on their time and the fact that they may engage in other business activities on behalf of themselves and others, these individuals face conflicts of interest in allocating their time. These conflicts of interest could result in declines in the returns on Sierra’s investments and the value of your investment. In addition, Sierra may compete with any such investment entity for the same investors and investment opportunities. While Sierra may co-invest with such investment entities to the extent permitted by the Investment Company Act and the rules and regulations thereunder, the Investment Company Act imposes significant limits on co-investment. In this regard, the exemptive order received on October 4, 2017 by Sierra, SIC Advisors and certain other affiliated funds and investment advisers (the “Current Exemptive Order”) allows Sierra additional latitude to co-invest with certain affiliates. Nevertheless, the Current Exemptive Order requires Sierra to meet certain conditions in order to invest in certain portfolio companies in which Sierra’s affiliates are investing or are invested. Affiliates of SIC Advisors, whose primary business includes the origination of investments, engage in investment advisory businesses with accounts that compete with Sierra.

SIC Advisors may, from time to time, possess material non-public information, limiting Sierra’s investment discretion.

SIC Advisors and members of its senior management and investment management team and investment committee may serve as directors of, or in a similar capacity with, companies in which Sierra invests, the securities of which are purchased or sold on Sierra’s behalf. In the event that material nonpublic information is obtained with respect to such companies, Sierra could be prohibited for a period of time from purchasing or selling the securities of such companies by law or otherwise, and this prohibition may have an adverse effect on Sierra.

Sierra may be obligated to pay SIC Advisors incentive compensation even if Sierra incurs a net loss due to a decline in the value of Sierra’s portfolio.

The Sierra Investment Advisory Agreement entitles SIC Advisors to receive an incentive fee based on Sierra’s net investment income regardless of any capital losses. In such case, Sierra may be required to pay SIC Advisors an incentive fee for a fiscal quarter even if there is a decline in the value of Sierra’s portfolio or if Sierra incurs a net loss for that quarter.

Any incentive fee payable by Sierra that relates to Sierra’s net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. SIC Advisors is not obligated to reimburse Sierra for any part of the incentive fee it received that was based on accrued income that Sierra never received as a result of a subsequent default, and such circumstances would result in Sierra’s paying an incentive fee on income Sierra never receives.

For U.S. federal income tax purposes, Sierra is required to recognize taxable income in some circumstances in which Sierra does not receive a corresponding payment in cash (such as deferred interest that is accrued as original issue discount (“OID”)) and to make distributions with respect to such income to maintain Sierra’s status as a RIC. Under such circumstances, Sierra may have difficulty meeting the annual Distribution Requirement necessary to obtain and maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that Sierra is required to pay an incentive fee with respect to such accrued income. As a result, Sierra may have to sell some of its investments at times and/or at prices Sierra would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If Sierra is not able to obtain cash from other sources, Sierra may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of being a RIC, see ‘‘Material U.S. Federal Income Tax Consequences - U.S. Federal Income Taxation of an Investment in Sierra Common Stock — Taxation as a RIC.’’

The management and incentive fees Sierra pays to SIC Advisors may induce SIC Advisors to make speculative investments.

The incentive fee payable by Sierra to SIC Advisors may create an incentive for SIC Advisors to make investments on Sierra’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangements.

The way in which the incentive fee is determined may encourage SIC Advisors to use leverage to increase the return on Sierra’s investments. In addition, the fact that Sierra’s management fee is payable based upon Sierra’s gross assets, which would include any borrowings for investment purposes, may encourage SIC Advisors to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of Sierra Common Stock. Such a practice could result in Sierra’s investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns.

There are certain risks relating to the investment that SIC Advisors made in Sierra.

SIC Advisors purchased 1,108,033 shares of Sierra Common Stock for aggregate gross proceeds to Sierra of $10,000,000, which issuance was made immediately after Sierra’s prior registration statement was declared effective by the SEC. Thus, SIC Advisors is a significant stockholder. As a result and given the fact that SIC Advisors is Sierra’s investment adviser and certain of its principals serve as its executive officers and members of the Sierra Board, SIC Advisors will be able to exert significant influence over Sierra’s management and policies. As a result, SIC Advisors, or any person or entity to which such shares of Sierra Common Stock may be transferred, may ultimately have the ability to take actions with respect to their voting of such shares that may not be in Sierra or Sierra Stockholders’ best interest.

Sierra’s ability to enter into transactions with its affiliates will be restricted, which may limit the scope of investments available to Sierra.

Sierra is prohibited under the Investment Company Act from participating in certain transactions with certain of Sierra’s affiliates without the prior approval of a majority of the independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of Sierra’s outstanding voting securities will be Sierra’s affiliate for purposes of the Investment Company Act, and Sierra will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of the Sierra Board. The Investment Company Act also prohibits certain ‘‘joint’’ transactions with certain of Sierra’s affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times to the extent the transaction is deemed to be “joint”), without prior approval of the Sierra Board and, in some cases, the SEC. If a person acquires more than 25% of Sierra’s voting securities, Sierra will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit Sierra’s ability to transact business with SIC Advisors as well as Sierra’s officers or directors or their affiliates. The SEC has interpreted the BDC regulations governing transactions with affiliates to prohibit certain ‘‘joint transactions’’ involving entities that share a common investment adviser. As a result of these restrictions, Sierra may be prohibited from buying or selling any security (other than any security of which Sierra is the issuer) from or to, as well as co-investing with, any fund managed by Sierra’s Affiliates without the prior approval of the SEC. The foregoing may limit the scope of investment opportunities that would otherwise be available to Sierra.

Sierra may, however, invest alongside other clients of SIC Advisors and its affiliates, including other entities they manage in certain circumstances where doing so is consistent with applicable law, the Current Exemptive Order and SEC staff interpretations and guidance. For example, Sierra may co-invest with such accounts consistent with guidance promulgated by the SEC staff permitting Sierra and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that SIC Advisors, acting on Sierra’s behalf and on behalf of other clients, negotiates no term other than price. Sierra may also co-invest with SIC Advisors’ other clients as otherwise permissible under regulatory guidance, applicable regulations and SIC Advisors’ allocation policy. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and investment objectives, among other things, will be offered to Sierra and similar eligible accounts, as periodically determined by SIC Advisors and approved by the Sierra Board, including Sierra’s independent directors. The allocation policy further provides that allocations among Sierra and these other accounts will generally be made pro rata based on each account’s capital available for investment, as determined, in Sierra’s case, by SIC Advisors. It is Sierra’s policy to base its determinations as to the amount of capital available for investment based on such factors as the amount of cash on-hand, existing commitments and reserves, if any, the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by the Sierra Board or imposed by applicable laws, rules, regulations or interpretations. Sierra expects that these determinations will be made similarly for other accounts. However, Sierra can offer no assurance that investment opportunities will be allocated to Sierra fairly or equitably in the short-term or over time.

In situations where co-investment with other clients of SIC Advisors or its affiliates is not permitted under the Investment Company Act and related rules, existing or future staff guidance, or the terms and conditions of the Current Exemptive Order, SIC Advisors will need to decide which client or clients will proceed with the investment. Under SIC Advisors’ allocation policy, such determinations will be made based on the principle that investment opportunities shall be offered to eligible clients on an alternating basis that will be fair and equitable over time. As a result, Sierra will not have an entitlement to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, Sierra will not be permitted to participate. Moreover, except in certain circumstances, Sierra will be unable to invest in any issuer in which a client of SIC Advisors or its affiliate holds a controlling interest. These restrictions may limit the scope of investment opportunities that would otherwise be available to Sierra.

Sierra may make investments that could give rise to a conflict of interest.

Sierra does not expect to invest in, or hold securities of, companies that are controlled by SIC Advisors’ affiliates’ clients. However, SIC Advisors’ affiliates’ clients may invest in, and gain control over, one of Sierra’s portfolio companies. If SIC Advisors’ affiliates’ client, or clients, gains control over one of Sierra’s portfolio companies, it may create conflicts of interest and may subject Sierra to certain restrictions under the Investment Company Act. As a result of these conflicts and restrictions, SIC Advisors may be unable to implement Sierra’s investment strategy as effectively as they could have in the absence of such conflicts or restrictions. For example, as a result of a conflict or restriction, SIC Advisors may be unable to engage in certain transactions that they would otherwise pursue. In order to avoid these conflicts and restrictions, SIC Advisors may choose to exit these investments prematurely and, as a result, Sierra would forego any positive returns associated with such investments. In addition, to the extent that another client holds a different class of securities than Sierra as a result of such transactions, Sierra’s interests may not be aligned.

There may be conflicts related to obligations SIC Advisors’ senior management and investment management team and members of its investment committee have to other clients.

The members of the senior management and investment management teams and the investment committee of SIC Advisors serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as Sierra does, or of investment funds managed by SIC Advisors or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in Sierra’s best interests or in the best interest of Sierra Stockholders. For example, the personnel that comprise SIC Advisors’ investment management team have management responsibilities for other investment funds, accounts or other investment vehicles managed by affiliates of SIC Advisors.

Sierra’s investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, affiliates of SIC Advisors currently manage private funds and managed accounts that are seeking new capital commitments and will pursue an investment strategy similar to Sierra’s strategy, and Sierra may compete with these and other entities managed by affiliates of SIC Advisors for capital and investment opportunities. As a result, those individuals may face conflicts in the allocation of investment opportunities among Sierra and other investment funds or accounts advised by principals of, or affiliated with, SIC Advisors.

Sierra has received an exemptive order from the SEC that permits Sierra to co-invest with certain other investment funds managed by SIC Advisors or its affiliates, subject to the conditions included therein. In situations where Sierra cannot co-invest with other investment funds managed by SIC Advisors or its affiliates, the investment policies and procedures of SIC Advisors generally require that such opportunities be offered to Sierra and such other investment funds on an alternating basis. However, there can be no assurance that Sierra will be able to participate in all investment opportunities that are suitable to Sierra.

Sierra’s ability to sell or otherwise exit investments in which affiliates of SIC Advisors also have an investment may be restricted.

Sierra may be considered an affiliate with respect to certain of Sierra’s portfolio companies. Certain private funds advised by the senior members of SIC Advisors also hold interests in these portfolio companies and as such these interests may be considered a joint enterprise under applicable regulations. To the extent that Sierra’s interests in these portfolio companies may need to be restructured in the future or to the extent that Sierra chooses to exit certain of these transactions, Sierra’s ability to do so will be limited.

Risks Relating to BDCs

Sierra may face increasing competition for investment opportunities, which could delay deployment of Sierra’s capital, reduce returns and result in losses.

Sierra competes for investments with other BDCs and investment funds (including registered investment companies, private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in Sierra’s target market of privately owned U.S. companies. As a result of these new entrants, competition for investment opportunities in privately owned U.S. companies may intensify. Many of Sierra’s competitors are substantially larger and have considerably greater financial, technical, and marketing resources than Sierra does. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to Sierra. In addition, some of Sierra’s competitors may have higher risk tolerances or different risk assessments than Sierra has. These characteristics could allow Sierra’s competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than Sierra is able to do.

Sierra does not seek to compete primarily based on the interest rates Sierra offers, and Sierra believes that some of Sierra’s competitors make loans with interest rates that are comparable to or lower than the rates Sierra offers. Sierra may lose investment opportunities if Sierra does not match Sierra’s competitors’ pricing, terms, and structure criteria. If Sierra is forced to match these criteria to make investments, Sierra may not be able to achieve acceptable returns on Sierra’s investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of Sierra’s competitors in this target market could force Sierra to accept less attractive investment terms. Furthermore, many of Sierra’s competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on Sierra as a BDC or the source of income, asset diversification and distribution requirements Sierra must satisfy to maintain Sierra’s RIC tax treatment. The competitive pressures Sierra faces may have a material adverse effect on Sierra’s business, financial condition, results of operations, and cash flows. As a result of this competition, Sierra may not be able to take advantage of attractive investment opportunities from time to time. Also, Sierra may not be able to identify and make investments that are consistent with Sierra’s investment objective.

The requirement that Sierra invest a sufficient portion of its assets in qualifying assets could preclude Sierra from investing in accordance with Sierra’s current business strategy; conversely, the failure to invest a sufficient portion of Sierra’s assets in qualifying assets could result in Sierra’s failure to maintain its status as a BDC.

As a BDC, the Investment Company Act prohibits Sierra from acquiring any assets other than certain qualifying assets unless, at the time of and after giving effect to such acquisition, at least 70% of Sierra’s total assets are qualifying assets. Therefore, Sierra may be precluded from investing in what Sierra believes are attractive investments if such investments are not qualifying assets. Conversely, if Sierra fails to invest a sufficient portion of Sierra’s assets in qualifying assets, Sierra could lose its status as a BDC, which would have a material adverse effect on Sierra’s business, financial condition, and results of operations. Similarly, these rules could prevent Sierra from making additional investments in existing portfolio companies, which could result in the dilution of Sierra’s position.

Changes in laws or regulations governing Sierra’s operations may adversely affect Sierra’s business or cause Sierra to alter its business strategy.

Sierra and Sierra’s portfolio companies will be subject to regulation at the local, state, and federal level. Changes to the laws and regulations governing Sierra’s permitted investments may require a change to Sierra’s investment strategy. Such changes could differ materially from Sierra’s strategies and plans as set forth in this Amended Joint Proxy Statement/Prospectus and may shift Sierra’s investment focus from the areas of expertise of SIC Advisors. Thus, any such changes, if they occur, could have a material adverse effect on Sierra’s results of operations and the value of your investment.

Regulations governing Sierra’s operation as a BDC and RIC will affect Sierra’s ability to raise capital and the way in which Sierra raises additional capital or borrows for investment purposes, which may have a negative effect on Sierra’s growth. As a BDC, the necessity of raising additional capital may expose Sierra to risks, including the typical risks associated with leverage.

As a result of the annual distribution requirement to qualify for RIC tax treatment, Sierra may need to access the capital markets periodically to raise cash to fund new investments. Sierra may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that Sierra’s asset coverage, as defined in the Investment Company Act, equals at least 200% after such incurrence or issuance. If Sierra issues senior securities, Sierra will be exposed to typical risks associated with leverage, including an increased risk of loss. Sierra’s ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit Sierra’s investment opportunities and reduce Sierra’s ability in comparison to other companies to profit from favorable spreads between the rates at which Sierra can borrow and the rates at which Sierra can lend.

Sierra may borrow for investment purposes. If the value of Sierra’s assets declines, Sierra may be unable to satisfy the asset coverage test applicable to Sierra as a BDC, which would prohibit Sierra from paying distributions and could prevent Sierra from qualifying for RIC tax treatment, which would generally result in a corporate-level U.S. federal income tax on any income and net gains. If Sierra cannot satisfy the asset coverage test applicable to Sierra as a BDC, Sierra may be required to sell a portion of its investments and, depending on the nature of Sierra’s debt financing, repay a portion of Sierra’s indebtedness at a time when such sales may be disadvantageous. Also, any amounts that Sierra uses to service its indebtedness would not be available for distributions to Sierra Common Stockholders.

In addition, Sierra anticipates that as market conditions permit, Sierra may securitize its loans to generate cash for funding new investments. To securitize loans, Sierra may create a wholly owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who Sierra would expect to be willing to accept a substantially lower interest rate than the loans earn. Sierra would retain all or a portion of the equity in the securitized pool of loans. Sierra’s retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. Accordingly, if the pool of loans experienced a low level of losses due to defaults, Sierra would earn an incremental amount of income on its retained equity but Sierra would be exposed, up to the amount of equity Sierra retained, to that proportion of any losses Sierra would have experienced if it had continued to hold the loans in its portfolio. Sierra would not treat the debt issued by such a subsidiary as senior securities.

Recent legislation may allow Sierra to incur additional leverage.

The Investment Company Act generally prohibits Sierra from incurring indebtedness unless immediately after such borrowing Sierra has an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of Sierra’s assets). However, in March 2018, the Small Business Credit Availability Act (the “SBCA”) modified the Investment Company Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. Under the Investment Company Act, Sierra is allowed to increase Sierra’s leverage capacity if Sierra Stockholders representing at least a majority of the votes cast, when a quorum is present, approve a proposal to do so. If Sierra receives stockholder approval, Sierra would be allowed to increase Sierra’s leverage capacity on the first day after such approval. Alternatively, the Investment Company Act allows the majority of Sierra’s independent directors to approve an increase in Sierra’s leverage capacity, and such approval would become effective after one year. In addition, the Investment Company Act requires non-listed BDCs to offer to repurchase 25% of its securities each quarter following the calendar quarter in which the BDC obtains such approval. In either case, Sierra would be required to make certain disclosures on Sierra’s website and in SEC filings regarding, among other things, the receipt of approval to increase Sierra’s leverage, Sierra’s leverage capacity and usage, and risks related to leverage. Sierra has not sought or obtained stockholder or independent director approval to reduce its coverage ratio to 150%.

As a result of the SBCA, Sierra may, in the future, be able to increase its leverage up to an amount that reduces Sierra’s asset coverage ratio from 200% to 150%. Leverage magnifies the potential for loss on investments in Sierra’s indebtedness and on invested equity capital. As Sierra uses leverage to partially finance its investments, Sierra Stockholders will experience increased risks of investing in Sierra’s securities. If the value of Sierra’s assets increases, then leveraging would cause the NAV attributable to Sierra Common Stock to increase more sharply than it would have had Sierra not leveraged. Conversely, if the value of Sierra’s assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had Sierra not leveraged Sierra’s business. Similarly, any increase in Sierra’s income in excess of interest payable on the borrowed funds would cause Sierra’s net investment income to increase more than it would without the leverage, while any decrease in Sierra’s income would cause net investment income to decline more sharply than it would have had Sierra not borrowed. Such a decline could negatively affect Sierra’s ability to pay common stock dividends, scheduled debt payments or other payments related to Sierra’s securities. Leverage is generally considered a speculative investment technique.

Sierra cannot predict how tax reform legislation will affect Sierra, Sierra’s investments, or Sierra Stockholders, and any such legislation could adversely affect Sierra’s business.

Legislative or other actions relating to taxes could have a negative effect on Sierra. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. In December 2017, Congress passed tax reform legislation, which the President signed into law. Such legislation has made many changes to the Code, including significant changes to the taxation of business entities, the deductibility of interest expense, and the tax treatment of capital investment. Sierra cannot predict with certainty how any future changes in the tax laws might affect Sierra, Sierra Stockholders, or Sierra’s portfolio investments. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect Sierra’s ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to Sierra and Sierra Stockholders of such qualification, or could have other adverse consequences. Sierra Stockholders are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in Sierra’s securities.

Changes to United States tariff and import/export regulations may have a negative effect on Sierra’s portfolio companies and, in turn, harm Sierra.

There has been on-going discussion and commentary regarding potential significant changes to United States trade policies, treaties and tariffs. The current administration, along with Congress, has created significant uncertainty about the future relationship between the United States and other countries with respect to the trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and restrict Sierra’s portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact Sierra.

Risks Relating to Sierra’s Investments

Sierra’s investments in prospective portfolio companies may be risky, and Sierra could lose all or part of its investment.

Sierra pursues a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on transactions sourced through the network of SIC Advisors.

•        Senior Secured First Lien Term Debt and Senior Secured Second Lien Term Debt.    When Sierra invests in first lien and second lien term debt, Sierra will generally take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries. There is a risk that the collateral securing Sierra’s investments may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, Sierra’s security interest could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt security. Consequently, the fact that debt is secured does not guarantee that Sierra will receive principal and interest payments according to the investment terms, or at all, or that Sierra will be able to collect on the investment should Sierra be forced to enforce Sierra’s remedies.

•        Subordinated Debt.    Sierra’s subordinated debt investments will generally be subordinated to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect Sierra’s investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject Sierra and Sierra Stockholders to non-cash income. Since Sierra will not receive any principal repayments prior to the maturity of some of Sierra’s subordinated debt investments, such investments will be of greater risk than amortizing loans.

•        Equity Investments.    Sierra expects to make selected equity investments. In addition, when Sierra invests in senior and subordinated debt, Sierra may acquire warrants or options to purchase equity securities or benefit from other types of equity participation. Sierra’s goal is ultimately to dispose of these equity interests and realize gains upon Sierra’s disposition of such interests. However, the equity interests Sierra receives may not appreciate in value and, in fact, may decline in value. Accordingly, Sierra may not be able to realize gains from Sierra’s equity interests, and any gains that Sierra does realize on the disposition of any equity interests may not be sufficient to offset any other losses Sierra experiences. Most loans in which Sierra invests will not be rated by any rating agency and, if they were rated, they would be rated as below investment grade quality. Loans rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal.

To the extent original issue discount constitutes a portion of Sierra’s income, Sierra will be exposed to risks associated with the deferred receipt of cash representing such income.

Sierra’s investments may include OID instruments. To the extent OID constitutes a portion of Sierra’s income, Sierra will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

•        OID instruments may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower.

•        For accounting purposes, cash distributions to Sierra Stockholders representing OID income do not come from paid-in capital. Thus, although a distribution of OID income comes from the cash invested by Sierra Stockholders, the Investment Company Act does not require that Sierra Stockholders be given notice of this fact.

•        OID creates risk of non-refundable cash incentive fee payments to SIC Advisors based on non-cash accruals that may never be realized.

•        Interest rates payable on OID instruments, including payment-in-kind (“PIK”) loans are higher because the deferred interest payments are discounted to reflect the time-value of money and because PIK instruments generally represent a significantly higher credit risk than coupon loans.

•        OID and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of the associated collateral.

•        An election to defer PIK interest payments by adding them to the principal of such instruments increases Sierra’s gross assets, which increases future base management fees, and, because interest payments will then be payable on a larger principal amount, the election also increases SIC Advisors’ future incentive fees at a compounding rate.

•        Market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash-pay securities.

•        The deferral of PIK interest on a loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan.

•        Even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan.

•        The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of Sierra’s investment company taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate-level U.S. federal income taxation.

Sierra’s portfolio companies may incur debt that ranks equally with, or senior to, Sierra’s investments in such companies.

Sierra pursues a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on transactions sourced through the network of SIC Advisors. Sierra’s portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which Sierra invests. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which Sierra is entitled to receive payments with respect to the debt instruments in which Sierra invests. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to Sierra’s investment in that portfolio company would typically be entitled to receive payment in full before Sierra receives any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to Sierra. In the case of debt ranking equally with debt instruments in which Sierra invests, Sierra would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Subordinated liens on collateral securing debt that Sierra will make to Sierra’s portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and Sierra.

Certain debt investments that Sierra makes in portfolio companies are secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the debt. The holders of obligations secured by the first priority liens on the collateral generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before Sierra. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then Sierra, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

Sierra may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before Sierra. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy Sierra’s unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then Sierra’s unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights Sierra may have with respect to the collateral securing the debt investments Sierra makes in its portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more inter-creditor agreements that Sierra enters into with the holders of senior debt. Under such an inter-creditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. Sierra may not have the ability to control or direct such actions, even if Sierra’s rights are adversely affected.

There may be circumstances where Sierra’s debt investments could be subordinated to claims of other creditors or Sierra could be subject to lender liability claims.

If one of Sierra’s portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which Sierra actually provided managerial assistance to that portfolio company or a representative of Sierra or SIC Advisors sat on the board of directors of such portfolio company, a bankruptcy court might re-characterize Sierra’s debt investment and subordinate all or a portion of Sierra’s claim to that of other creditors. In situations where a bankruptcy carries a high degree of significance, Sierra’s legal rights may be subordinated to other creditors.

In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that Sierra could become subject to a lender’s liability claim, including as a result of actions taken if Sierra renders significant managerial assistance to, or exercises control or influence over the board of directors of, the borrower.

Sierra generally will not control the business operations of Sierra’s portfolio companies and, due to the illiquid nature of Sierra’s holdings in its portfolio companies, may not be able to dispose of Sierra’s interest in its portfolio companies.

Sierra does not expect to control most of its portfolio companies, even though Sierra may have board representation or board observation rights, and Sierra’s debt agreements may impose certain restrictive covenants on Sierra’s borrowers. As a result, Sierra is subject to the risk that a portfolio company in which Sierra invests may make business decisions with which Sierra disagrees and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve Sierra’s interests as a debtholder. Due to the lack of liquidity for Sierra’s investments in private companies, Sierra may not be able to dispose of Sierra’s interests in Sierra’s portfolio companies as readily as Sierra would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of Sierra’s portfolio holdings.

The lack of liquidity in Sierra’s investments may adversely affect Sierra’s business.

Sierra anticipates that Sierra’s investments generally will be made in private companies. Substantially all of these securities will be subject to legal and other restrictions on resale or will be otherwise less liquid than publicly traded securities. The illiquidity of Sierra’s investments may make it difficult for Sierra to sell such investments if the need arises. In addition, if Sierra is required to liquidate all or a portion of Sierra’s portfolio quickly, Sierra may realize significantly less than the value at which Sierra had previously recorded its investments. In addition, Sierra may face other restrictions on Sierra’s ability to liquidate an investment in a portfolio company to the extent that Sierra or SIC Advisors has material non-public information regarding such portfolio company.

Economic recessions or downturns could impair Sierra’s portfolio companies and harm Sierra’s operating results.

Many of Sierra’s portfolio companies are susceptible to economic slowdowns or recessions and may be unable to repay Sierra’s debt investments during these periods. Therefore, Sierra’s non-performing assets are likely to increase, and the value of Sierra’s portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing Sierra’s senior secured or second lien secured debt. A severe recession may further decrease the value of such collateral and result in losses of value in Sierra’s portfolio and a decrease in Sierra’s revenues, net income, assets and net worth. Unfavorable economic conditions also could increase Sierra’s funding costs, limit Sierra’s access to the capital markets or result in a decision by lenders not to extend credit to Sierra on terms Sierra deems acceptable. These events could prevent Sierra from increasing investments and harm Sierra’s operating results.

A covenant breach by Sierra’s portfolio companies may harm Sierra’s operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by Sierra or other lenders could lead to defaults and, potentially, termination of its debt and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that Sierra holds. Sierra may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

Sierra intends to invest primarily in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies including that they:

•        have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

•        may have limited financial resources and may be unable to meet their obligations under their debt securities that Sierra holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of Sierra realizing any guarantees Sierra may have obtained in connection with Sierra’s investment;

•        may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

•        are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on Sierra’s portfolio company and, in turn, on Sierra; and

•        generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, Sierra’s executive officers, directors and members of SIC Advisors’ management may, in the ordinary course of business, be named as defendants in litigation arising from Sierra’s investments in the portfolio companies.

In addition, investments in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These privately negotiated over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Also, under the Investment Company Act, if there is no readily available market for these investments, Sierra is required to carry these investments at fair value as determined by the Sierra Board. As a result, if Sierra is required to liquidate all or a portion of Sierra’s portfolio quickly, Sierra may realize significantly less than the value at which Sierra had previously recorded these investments. Sierra may also face other restrictions on its ability to liquidate an investment in a portfolio company to the extent that Sierra, SIC Advisors or any of their respective affiliates have material nonpublic information regarding such portfolio company or where the sale would be an impermissible joint transaction. The reduced liquidity of Sierra’s investments may make it difficult for Sierra to dispose of them at a favorable price, and, as a result, Sierra may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party debt ratings or audited financial statements. Sierra must therefore rely on the ability of SIC Advisors to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If Sierra is unable to uncover all material information about these companies, Sierra may not make a fully informed investment decision, and Sierra may lose money on its investments.

Sierra’s failure to make follow-on investments in its portfolio companies could impair the value of its portfolio; Sierra’s ability to make follow-on investments in certain portfolio companies may be restricted.

Following an initial investment in a portfolio company, provided that there are no restrictions imposed by the Investment Company Act, Sierra may make additional investments in that portfolio company as ‘‘follow-on’’ investments in order to: (1) increase or maintain in whole or in part Sierra’s equity ownership percentage; (2) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or (3) attempt to preserve or enhance the value of Sierra’s initial investment.

Sierra has the discretion to make any follow-on investments, subject to the availability of capital resources. Sierra may elect not to make follow-on investments or may lack sufficient funds to make those investments. Sierra’s failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and Sierra’s initial investment, or may result in a missed opportunity for Sierra to increase its participation in a successful operation. Even if Sierra has sufficient capital to make a desired follow-on investment, Sierra may elect not to make such follow-on investment because Sierra may not want to increase its concentration of risk, because Sierra prefers other opportunities, because Sierra is inhibited by compliance with BDC requirements or because Sierra desires to maintain Sierra’s RIC tax treatment. Sierra also may be restricted from making follow-on investments in certain portfolio companies to the extent that Sierra’s affiliates hold interests in such companies.

Sierra’s ability to invest in public companies may be limited in certain circumstances.

To maintain Sierra’s status as a BDC, Sierra is not permitted to acquire any assets other than ‘‘qualifying assets’’ specified in the Investment Company Act unless, at the time the acquisition is made, at least 70% of Sierra’s total assets are qualifying assets (with certain limited exceptions). Subject to certain exceptions for follow-on investments and distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as qualifying assets only if such issuer has a market capitalization that is less than $250 million at the time of such investment. In addition, Sierra may invest up to 30% of Sierra’s portfolio in opportunistic investments which will be intended to diversify or complement the remainder of Sierra’s portfolio and to enhance Sierra’s returns to stockholders. These investments may include private equity investments, securities of public companies that are broadly traded and securities of non-U.S. companies. Sierra expects that these public companies generally will have debt securities that are non-investment grade.

Sierra’s investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Sierra’s investment strategy contemplates that a portion of Sierra’s investments may be in securities of foreign companies. Investing in foreign companies may expose Sierra to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Although it is anticipated that most of Sierra’s investments will be denominated in U.S. dollars, Sierra’s investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency may change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. Sierra may employ hedging techniques to minimize these risks, but Sierra can offer no assurance that Sierra will, in fact, hedge currency risk or, that if Sierra does, such strategies will be effective. As a result, a change in currency exchange rates may adversely affect Sierra’s profitability.

Prepayments of Sierra’s debt investments by Sierra’s portfolio companies could adversely impact Sierra’s results of operations and reduce Sierra’s return on equity.

Sierra is subject to the risk that the investments Sierra makes in its portfolio companies may be repaid prior to maturity. When this occurs, Sierra will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and Sierra could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, Sierra’s results of operations could be materially adversely affected if one or more of Sierra’s portfolio companies elect to prepay amounts owed to Sierra. Additionally, prepayments, net of prepayment fees, could negatively impact Sierra’s return on equity.

Sierra may acquire indirect interests in loans rather than direct interests, which would subject Sierra to additional risk.

Sierra may make or acquire loans or investments through participation agreements. A participation agreement typically results in a contractual relationship only with the counterparty to the participation agreement and not with the borrower. SIC Advisors has adopted best execution procedures and guidelines to mitigate credit and counterparty risk when Sierra acquires a loan through a participation agreement. In investing through participations, Sierra will generally not have a right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and Sierra may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, Sierra will be exposed to the credit risk of both the borrower and the counterparty selling the participation. In the event of insolvency of the counterparty, Sierra, by virtue of holding participation interests in the loan, may be treated as its general unsecured creditor. In addition, although Sierra may have certain contractual rights under the loan participation that require the counterparty to obtain Sierra’s consent prior to taking various actions relating to the loan, Sierra cannot guarantee that the counterparty will seek such consent prior to taking various actions. Further, in investing through participation agreements, Sierra may not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that Sierra would otherwise conduct if Sierra were investing directly in the loan, which may result in Sierra being exposed to greater credit or fraud risk with respect to the borrower or the loan than Sierra expected when initially purchasing the participation. See “Risk Factors — Risks Relating to SIC Advisors and its Respective Affiliates — There are significant potential conflicts of interest that could affect Sierra’s investment returns” above.

Sierra has entered into total return swap agreements or other derivative transactions that expose Sierra to certain risks, including market risk, liquidity risk, counterparty risk and other risks similar to those associated with the use of leverage.

Sierra’s wholly owned, special purpose financing subsidiary, Arbor Funding LLC (“Arbor”), has entered into a total return swap (“TRS”) for a portfolio of senior secured assets with Citibank, N.A., or Citibank. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sierra — Off-Balance Sheet Arrangements” for a more detailed discussion of the terms of the TRS between Arbor and Citibank.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enables Sierra, through Sierra’s ownership of Arbor, to obtain the economic benefit of owning the assets subject to the TRS, despite the fact that such assets will not be directly held or otherwise owned by Sierra or Arbor, in return for an interest-type payment to Citibank. Accordingly, the TRS is analogous to Sierra borrowing funds to acquire assets and incurring interest expense to a lender.

The TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the assets underlying the TRS. In addition, Sierra may incur certain costs in connection with the TRS that could, in the aggregate, be significant.

A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that Sierra will not be able to meet Sierra’s obligations to the counterparty. In the case of the TRS with Citibank, Arbor is required to post cash collateral amounts to secure its obligations to Citibank under the TRS. Citibank, however, is not required to collateralize any of its obligations to Arbor under the TRS. Accordingly, Arbor is not subject to the risk of Citibank’s insolvency. Arbor bears the risk of depreciation with respect to the value of the assets underlying the TRS and is required, under the terms of the TRS, to post additional collateral on a dollar-for-dollar basis in the event of depreciation in the value of the underlying assets after such value decreases below a specified amount. The amount of collateral required to be posted by Arbor is determined primarily on the basis of the aggregate value of the underlying assets.

Arbor is required to initially cash collateralize a specified percentage of each asset (generally 25% of the market value of such asset) included under the TRS in accordance with margin requirements described in the TRS Agreement. The limit on the additional collateral that Arbor may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the assets underlying the TRS and the amount of cash collateral already posted by Arbor (determined without consideration of the initial cash collateral posted for each asset included in the TRS). Arbor’s maximum liability under the TRS is the amount of any decline in the aggregate value of the assets subject to the TRS, less the amount of the cash collateral previously posted by Arbor. Therefore, the absolute risk of loss with respect to the TRS is the notional amount of the TRS.

In addition to customary events of default and termination events, the agreements governing the TRS with Citibank, which are collectively referred to herein as the TRS Agreement, contain the following termination events: (a) a failure to satisfy the portfolio criteria for at least 30 days; (b) a failure to post initial cash collateral or additional collateral as required by the TRS Agreement; (c) a merger of Arbor or Sierra meeting certain criteria; (d) either Sierra or Arbor amending its constituent documents to alter Sierra’s investment strategy in a manner that has or could reasonably be expected to have a material adverse effect; (e) SIC Advisors ceasing to be the investment manager of Arbor or having authority to enter into transactions under the TRS Agreement on behalf of Arbor, and not being replaced by an entity reasonably acceptable to Citibank; (f) SIC Advisors ceasing to be Sierra’s investment adviser; (g) Arbor failing to comply with its investment strategies or restrictions to the extent such non-compliance has or could reasonably be expected to have a material adverse effect; (h) Arbor becoming liable in respect of any obligation for borrowed money, other than arising under the TRS Agreement; (i) Sierra’s dissolution or liquidation; (j) there occurring, without the prior consent of Citibank, any material change to or departure from Sierra’s policies or the policies of Arbor that may not be changed without the vote of Sierra Stockholders and that relates to Arbor’s performance of its obligations under the TRS Agreement; and (k) Sierra’s violating certain provisions of the Investment Company Act or Sierra’s election to be regulated as a BDC under the Investment Company Act being revoked or withdrawn.

In addition to the rights of Citibank to terminate the TRS following an event of default or termination event as described above, Citibank may terminate the TRS on or after March 21, 2019. SIC Advisors may terminate the TRS on behalf of Arbor at any time upon providing 10 days prior notice to Citibank. Any termination by SIC Advisors on behalf of Arbor prior to the final scheduled payment of principal of the assets underlying the TRS will result in payment of an early termination fee to Citibank. Under the terms of the TRS, the early termination fee will equal the present value of the following two cash flows: (a) interest payments at a rate equal to 1.60% based on 70% of the maximum notional amount of $180,000,000, payable from the later of the first anniversary of the effective date of the TRS or the termination date until the second anniversary of the effective date of the TRS and (b) interest payments at a rate equal to 0.15% based on the maximum notional amount of $180,000,000, payable from the later of the first anniversary of the effective date of the TRS or the termination date until the second anniversary of the effective date of the TRS. Other than during last 60 days of the term of the TRS, Arbor is required to pay a minimum usage fee of 1.60% on the amount equal to 85% of the average daily unused portion of the maximum amount permitted under the TRS. Arbor will also pay Citibank customary fees in connection with the establishment and maintenance of the TRS.

Upon any termination of the TRS, Arbor will be required to pay Citibank the amount of any decline in the aggregate value of the assets subject to the TRS or, alternatively, will be entitled to receive the amount of any appreciation in the aggregate value of such assets. In the event that Citibank chooses to exercise its termination rights, it is possible that Arbor will owe more to Citibank or, alternatively, will be entitled to receive less from Citibank than it would have if Arbor controlled the timing of such termination due to the existence of adverse market conditions at the time of such termination.

In addition, because a TRS is a form of synthetic leverage, such arrangements are subject to risks similar to those associated with the use of leverage. See “Risk Factors — Risks Relating to Sierra’s Debt Financing” below.

Hedging transactions may expose Sierra to additional risks.

Sierra may engage in currency or interest rate hedging transactions. If Sierra engages in hedging transactions, Sierra may expose itself to risks associated with such transactions. Sierra may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of Sierra’s portfolio investments from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of Sierra’s portfolio investments does not eliminate the possibility of fluctuations in the values of such investments or prevent losses if the values of such investments decline. However, such hedging can establish other investments designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio investments. Such hedging transaction may also limit the opportunity for gain if the values of the underlying portfolio investments should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that Sierra is not able to enter into a hedging transaction at an acceptable price.

While Sierra may enter into transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if Sierra had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio investments being hedged may vary. Moreover, for a variety of reasons, Sierra may not seek or be able to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent Sierra from achieving the intended hedge and expose Sierra to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

The disposition of Sierra’s investments may result in contingent liabilities.

Sierra currently expects that a significant portion of Sierra’s investments will involve lending directly to private companies. In connection with the disposition of an investment in private securities, Sierra may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. Sierra may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately must be satisfied through Sierra’s return of certain distributions previously made to Sierra.

If Sierra invests in the securities and obligations of distressed and bankrupt issuers, Sierra might not receive interest or other payments.

Sierra may invest in the securities and obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer of those obligations might not make any interest or other payments. Sierra may not realize gains from Sierra’s equity investments.

Risks Relating to Sierra’s Debt Financing

At June 30, 2019, Sierra had $325.5 million of outstanding indebtedness, net of deferred financing costs of $2.6 million, under the senior secured syndicated revolving credit facility between Sierra and ING Credit Facility as administrative agent (the “Sierra ING Credit Facility”) and the revolving credit facility between Alpine Funding LLC, a wholly owned financing subsidiary of Sierra, and JPMorgan Chase Bank, National Association as administrative agent and lender (the “Sierra Alpine Credit Facility,” and together with the Sierra ING Credit Facility, the “Sierra Credit Facilities”).

Illustration. The following table illustrates the effect of leverage on returns from an investment in Sierra Common Stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $987.3 million in total assets, (ii) a weighted average cost of funds of 5.18%, (iii) $385.1 million in debt outstanding and (iv) $640.4 million in stockholders’ equity. In order to compute the “Corresponding return to stockholders,” the “Assumed Return on Sierra’s Portfolio (net of expenses)” is multiplied by the assumed total assets to obtain an assumed return to Sierra. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds times the assumed debt outstanding, and the product is subtracted from the assumed return to Sierra in order to determine the return available to stockholders. The return available to stockholders is then divided by Sierra Stockholders’ equity to determine the “Corresponding return to stockholders.” Actual interest payments may be different.

Assumed Return on Sierra’s Portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding return to stockholders(1)	(18.1)%	(10.4)%	(2.7)%	5.1%	12.8%

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(1)      In order for Sierra to cover its annual interest payments on indebtedness, Sierra must achieve annual returns on its June 30, 2019 total assets of at least 2.7%.

In addition, Sierra has entered into a TRS with Citibank which provides Sierra with exposure to a portfolio of loans with a maximum notional amount of $180 million. See “Risk Factors — Risks Relating to Sierra’s Investments — Sierra has entered into TRS agreements or other derivative transactions which expose Sierra to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.”

Because Sierra uses borrowed funds to make investments or fund Sierra’s business operations, Sierra is exposed to risks typically associated with leverage which increase the risk of investing in Sierra.

Sierra intends to borrow funds through draws from Sierra’s ING Credit Facility to leverage Sierra’s capital structure, which is generally considered a speculative investment technique. As a result:

•        Sierra Common Stock may be exposed to an increased risk of loss because a decrease in the value of Sierra’s investments may have a greater negative impact on the value of Sierra Common Stock than if Sierra did not use leverage;

•        if Sierra does not appropriately match the assets and liabilities of Sierra’s business, adverse changes in interest rates could reduce or eliminate the incremental income Sierra makes with the proceeds of any leverage;

•        Sierra’s ability to pay dividends on Sierra Common Stock may be restricted if Sierra’s asset coverage ratio, as provided in the Investment Company Act, is not at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) and any amounts used to service indebtedness or preferred stock would not be available for such dividends;

•        the Sierra ING Credit Facility is subject to periodic renewal by Sierra’s lenders, whose continued participation cannot be guaranteed;

•        the Sierra ING Credit Facility contains covenants restricting Sierra’s operating flexibility; and

•        Sierra, and indirectly Sierra Stockholders, bear the cost of issuing and paying interest or dividends on such securities.

Covenants in the Sierra Credit Facilities may restrict Sierra’s financial and operating flexibility.

Sierra maintains the Sierra ING Credit Facility with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent, and the Sierra Alpine Credit Facility. The Sierra Credit Facilities are secured by substantially all of Sierra’s assets, subject to certain exclusions. Availability of loans under the Sierra Credit Facilities are linked to the valuation of the collateral pursuant to a borrowing base mechanism. Borrowings under the Sierra Credit Facilities are subject to, among other things, a minimum borrowing/collateral base. Substantially all of Sierra’s assets are pledged as collateral under the Sierra Credit Facilities. The Sierra Credit Facilities require Sierra to, among other things (i) make representations and warranties regarding the collateral as well as Sierra’s business and operations, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants. The documents for each of the Sierra Credit Facilities also include default provisions such as the failure to make timely payments under the Sierra Credit Facilities, as the case may be, the occurrence of a change in control, and Sierra’s failure to materially perform under the operative agreements governing the Sierra Credit Facilities, which, if not complied with, could accelerate repayment under the Sierra Credit Facilities, thereby materially and adversely affecting Sierra’s liquidity, financial condition and results of operations.

As a result of such covenants and restrictions in the Sierra Credit Facilities, Sierra will be limited in how Sierra conducts its business and Sierra may be unable to raise additional debt or equity financing to take advantage of new business opportunities. In addition, Sierra’s ability to satisfy the financial requirements required by the Sierra Credit

Facilities can be affected by events beyond Sierra’s control and Sierra cannot assure you that Sierra will meet these requirements. Sierra cannot assure you that Sierra will be able to maintain compliance with these covenants in the future and, if Sierra fails to do so, Sierra may be in default under the Sierra Credit Facilities, and Sierra may be prohibited from undertaking actions that are necessary or desirable to maintain and expand Sierra’s business.

Default under the Sierra Credit Facilities could allow the lender(s) to declare all amounts outstanding to be immediately due and payable. If the lender(s) declare amounts outstanding under the Sierra Credit Facilities to be due, the lender(s) could proceed against the assets pledged to secure the debt under the Sierra Credit Facilities. Any event of default, therefore, could have a material adverse effect on Sierra’s business if the lender(s) determine to exercise their rights.

Because Sierra uses debt to finance Sierra’s investments, changes in interest rates will affect Sierra’s cost of capital and net investment income.

Because Sierra borrows money to make investments, Sierra’s net investment income will depend, in part, upon the difference between the rate at which Sierra borrows funds and the rate at which Sierra invests those funds. As a result, Sierra can offer no assurance that a significant change in market interest rates will not have a material adverse effect on Sierra’s net investment income in the event Sierra uses its existing debt to finance its investments. In periods of rising interest rates, Sierra’s cost of funds will increase to the extent Sierra accesses the Sierra ING Credit Facility, since the interest rate on the Sierra ING Credit Facility is floating, which could reduce Sierra’s net investment income to the extent any debt investments have fixed interest rates. Sierra expects that Sierra’s long-term fixed-rate investments will be financed primarily with issuances of equity and long-term debt securities. Sierra may use interest rate risk management techniques in an effort to limit Sierra’s exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the Investment Company Act.

You should also be aware that a rise in the general level of interest rates typically leads to higher interest rates applicable to Sierra’s debt investments. Accordingly, an increase in interest rates may result in an increase of the amount of incentive fees payable to SIC Advisors.

If Sierra borrows money, the potential for gain or loss on amounts invested in Sierra will be magnified and may increase the risk of investing in Sierra Common Stock. Borrowed money may also adversely affect the return on Sierra’s assets, reduce cash available for distribution to Sierra Stockholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. Sierra’s use of leverage to partially finance Sierra’s investments, through borrowing from banks and other lenders, increases the risks of investing in Sierra Common Stock. If the value of Sierra’s assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had Sierra not leveraged. Similarly, any decrease in Sierra’s income would cause net income to decline more sharply than it would have had Sierra not borrowed. Such a decline could negatively affect Sierra’s ability to make distributions to Sierra Stockholders. In addition, Sierra Stockholders will bear the burden of any increase in Sierra’s expenses as a result of Sierra’s use of leverage, including interest expenses and any increase in the management or incentive fees payable to SIC Advisors.

Sierra uses leverage to finance its investments. The amount of leverage that Sierra employs depends on SIC Advisors’ and the Sierra Board’s assessment of market and other factors at the time of the relevant borrowing. There can be no assurance that leveraged financing will in the future be available to Sierra on favorable terms or at all. However, to the extent of Sierra’s use of leverage to finance Sierra’s assets, Sierra’s financing costs will reduce cash available for distributions to Sierra Stockholders. Moreover, Sierra may not be able to meet Sierra’s financing obligations and, to the extent that Sierra cannot, Sierra risks the loss of some or all of its assets to liquidation or sale to satisfy the obligations. In such an event, Sierra may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a BDC, Sierra generally is required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of Sierra’s borrowings and any preferred stock that Sierra may issue in the future, of at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met). If this ratio declines below 200%, Sierra cannot incur additional debt and could be required to sell a portion of Sierra’s investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on Sierra’s operations, and Sierra may not be able to make distributions. The amount of leverage that Sierra will employ will be subject to oversight by the Sierra Board, a majority of whom will be independent directors with no material interests in such transactions.

Sierra will be exposed to risks associated with changes in interest rates.

Sierra is subject to financial market risks, including changes in interest rates. Because Sierra uses debt to finance investments, Sierra’s net investment income depends, in part, upon the difference between the rate at which Sierra borrows funds and the rate at which Sierra invests those funds. As a result, Sierra can offer no assurance that a significant change in market interest rates will not have a material adverse effect on Sierra’s net investment income. In periods of rising interest rates when Sierra has debt outstanding, Sierra’s cost of funds will increase, which could reduce Sierra’s net investment income.

In addition, due to the continuing effects of the prolonged economic crisis and recession that began in 2007, interest rates have recently been at or near historic lows. In the event of a significant rising interest rate environment, Sierra’s portfolio companies with adjustable-rate debt could see their payments increase and there may be a significant increase in the number of Sierra’s portfolio companies who are unable or unwilling to repay their debt. Investments in companies with adjustable-rate debt may also decline in value in response to rising interest rates if the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, Sierra’s investments with fixed rates may decline in value because they are locked in at below market yield.

Sierra may use interest rate risk management techniques in an effort to limit Sierra’s exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent such activities are not prohibited by the Investment Company Act. These activities may limit Sierra’s ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on Sierra’s business, financial condition and results of operations.

Risks Relating to an Investment in Sierra Common Stock

Sierra Stockholders will have limited liquidity and may not receive a full return of invested capital upon selling their shares.

Shares of Sierra Common Stock are illiquid investments for which there is currently no secondary market. A future liquidity event could include: (i) a listing of Sierra Common Stock on a national securities exchange; (ii) a merger or another transaction approved by the Sierra Board in which Sierra Stockholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of Sierra’s assets either on a complete portfolio basis or individually followed by a liquidation. Certain types of liquidity events, such as a listing, would allow Sierra to retain Sierra’s investment portfolio intact while providing Sierra Stockholders with access to a trading market for their securities. If the Mergers are consummated, the Sierra Common Stock will be listed on the NYSE under the symbol “SRA” and is expected to be listed on the TASE, with such listings expected to be effective as of the closing date of the Mergers. If the MDLY Merger is consummated and the MCC Merger is not consummated, Sierra Common Stock will be listed on the NYSE under the symbol “SRA”, with such listing expected to be effective as of the closing date of the MDLY Merger. However, if the Mergers are or the MDLY Merger is not consummated, Sierra would need to consider other alternative in order to effectuate a liquidity event. See “— Risks Relating to the Mergers,” “— Risks Relating to the Combined Company if the Mergers are Consummated” and “— Risks Relating to the Sierra/MDLY Company if the MDLY Merger is Consummated and the MCC Merger is not Consummated.” If Sierra Common Stock is listed on a national securities exchange, such as the NYSE and the TASE, the Companies cannot assure you that a public trading market will develop or, if one develops, that such trading market can be sustained. See “— Risks Relating to the Combined Company if the Mergers are Consummated — There has been no public market for Sierra Common Stock, and the Companies cannot assure you that the market price of shares of the Sierra Common Stock will not decline following the effective date of the Mergers” and “— Risks Relating to the Sierra/MDLY Company if the MDLY Merger is Consummated and the MCC Merger is not Consummated — There has been no public market for Sierra Common Stock, and Sierra and MDLY cannot assure you that the market price of Sierra Common Stock will not decline following the MDLY Merger Closing.”

Sierra is not obligated to complete a liquidity event; therefore, it will be difficult for an investor to sell his or her shares.

There can be no assurance that Sierra will complete a liquidity event. If Sierra does not successfully complete a liquidity event, liquidity for a Sierra Stockholder’s investment in Sierra Common Stock will be limited.

Sierra may be unable to invest a significant portion of the net proceeds of Sierra’s offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of Sierra’s offering, which was terminated by the Sierra Board effective as of July 31, 2018, may impair Sierra’s performance. Sierra cannot assure you Sierra will be able to identify any investments that meet Sierra’s investment objective or that any investment that Sierra makes will produce a positive return. Sierra may be unable to invest the net proceeds of its offering on acceptable terms within the time period that Sierra anticipates, or at all, which could harm Sierra’s financial condition and operating results.

Before making investments, Sierra will invest the net proceeds of its public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements, and other high-quality debt instruments maturing in one year or less from the time of investment. This will produce returns that are significantly lower than the returns, which Sierra expects to achieve when Sierra’s portfolio is fully invested in securities meeting Sierra’s investment objective. As a result, any distributions that Sierra pays while Sierra’s portfolio is not fully invested in securities meeting Sierra’s investment objective may be lower than the distributions that Sierra may be able to pay when Sierra’s portfolio is fully invested in securities meeting Sierra’s investment objective.

A Sierra Stockholder’s interest in Sierra Common Stock will be diluted if Sierra issues additional shares of Sierra Common Stock, which could reduce the overall value of an investment in Sierra.

Sierra Stockholder’s do not have preemptive rights to any shares of Sierra capital stock Sierra issues in the future. The Sierra Charter authorizes Sierra to issue up to 250,000,000 shares of Sierra Common Stock. Pursuant to the Sierra Charter, a majority of the Sierra Board may amend the Sierra Charter to increase the number of authorized shares of stock without stockholder approval. After an investor purchases shares, the Sierra Board may elect to sell additional shares in the future, issue equity interests in private offerings or issue share-based awards to Sierra’s independent directors or persons associated with SIC Advisors. To the extent Sierra issues additional equity interests at or below NAV, after an investor purchases Sierra Common Stock, an investor’s percentage ownership interest in Sierra will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of Sierra’s investments, a Sierra Stockholder may also experience dilution in the NAV and fair value of his or her shares. If both of the Mergers are or only the MDLY Merger is consummated, Sierra Stockholders will experience a reduction in percentage ownership and voting power in the Combined Company or the Sierra/MDLY Company, as applicable. See “— Risks Relating to the Combined Company if the Mergers are Consummated — Sierra Stockholders and MCC Stockholders will experience a reduction in percentage ownership and voting power in the Combined Company as a result of the Mergers as compared to their current respective percentage ownership and voting power in Sierra and MCC. MDLY Stockholders will experience a reduction in percentage of ownership in the Combined Company as a result of the Mergers as compared to its current respective percentage ownership in MDLY” and “— Risks Relating to the Sierra/MDLY Company if the MDLY Merger is Consummated and the MCC Merger is not Consummated — Sierra Stockholders will experience a reduction in percentage ownership and voting power in the Sierra/MDLY Company as a result of the MDLY Merger as compared to its current respective percentage ownership and voting power in Sierra. MDLY Stockholders will experience a reduction in percentage of ownership in the Sierra/MDLY Company as a result of the Mergers as compared to its current respective percentage ownership in MDLY.”

Under the Investment Company Act, Sierra generally is prohibited from issuing or selling Sierra Common Stock at a price below NAV per share, which may be a disadvantage as compared with certain public companies. Sierra may, however, sell Sierra Common Stock, or warrants, options, or rights to acquire Sierra Common Stock, at a price below the current NAV of Sierra Common Stock if the Sierra Board and independent directors determine that such sale is in Sierra’s best interests and the best interests of Sierra Stockholders, and Sierra Stockholders, including a majority of those stockholders that are not affiliated with Sierra, approve such sale. In any such case, the price at which Sierra’s securities are to be issued and sold may not be less than a price that, in the determination of the Sierra Board, closely approximates the fair value of such securities (less any distributing commission or discount). If Sierra raises additional funds by issuing common stock or senior securities convertible into, or exchangeable for, Sierra Common Stock, then the percentage ownership of Sierra Stockholders at that time will decrease and you will experience dilution.

Preferred stock could be issued with rights and preferences that would adversely affect holders of Sierra Common Stock.

Under the terms of the Sierra Charter, the Sierra Board is authorized to issue shares of preferred stock in one or more series without Sierra Stockholder approval, which could potentially adversely affect the interests of existing Sierra Stockholders.

If Sierra issues preferred stock, the NAV and market value of Sierra Common Stock may become more volatile.

If Sierra issues preferred stock, Sierra cannot assure you that such issuance would result in a higher yield or return to the holders of Sierra Common Stock. The issuance of preferred stock would likely cause the NAV and market value of Sierra Common Stock to become more volatile. If the dividend rate on the preferred stock were to approach the net rate of return on Sierra’s investment portfolio, the benefit of leverage to the holders of Sierra Common Stock would be reduced. If the dividend rate on the preferred stock were to exceed the net rate of return on Sierra’s portfolio, the leverage would result in a lower rate of return to the holders of Sierra Common Stock than if Sierra had not issued preferred stock. Any decline in the NAV of Sierra’s investments would be borne entirely by the holders of Sierra Common Stock. Therefore, if the market value of Sierra’s portfolio were to decline, the leverage would result in a greater decrease in NAV to the holders of Sierra Common Stock than if Sierra were not leveraged through the issuance of preferred stock. This greater NAV decrease would also tend to cause a greater decline in the market price for Sierra Common Stock. Sierra might be in danger of failing to maintain the required asset coverage of the preferred stock or of losing Sierra’s ratings on the preferred stock or, in an extreme case, Sierra’s current investment income might not be sufficient to meet the dividend requirements on the preferred stock. In order to counteract such an event, Sierra might need to liquidate investments in order to fund a redemption of some or all of the preferred stock. In addition, Sierra would pay (and the holders of Sierra Common Stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, including higher advisory fees if Sierra’s total return exceeds the dividend rate on the preferred stock. Holders of preferred stock may have different interests than holders of Sierra Common Stock and may at times have disproportionate influence over Sierra’s affairs.

Holders of any preferred stock Sierra might issue might have the right to elect members of the Sierra Board and class voting rights on certain matters.

Holders of any preferred stock Sierra might issue, voting separately as a single class, might have the right to elect two members of the Sierra Board at all times and in the event dividends become two full years in arrears, would have the right to elect a majority of Sierra’s directors until such arrearage is completely eliminated. In addition, preferred stockholders would have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly would be able to veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of Sierra Common Stock and preferred stock, both by the Investment Company Act and by requirements imposed by rating agencies or the terms of Sierra’s credit facilities, might impair Sierra’s ability to maintain its qualification for RIC tax treatment for U.S. federal income tax purposes. While Sierra would intend to redeem its preferred stock to the extent necessary to enable Sierra to distribute its income as required to maintain Sierra’s qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.

Certain provisions of the MGCL could deter takeover attempts.

The MGCL and the Sierra Charter and the Sierra Bylaws contain certain provisions that may have the effect of discouraging, delaying or making difficult a change in control of Sierra or the removal of its incumbent directors.

The Sierra Board is divided into three classes of directors serving staggered three-year terms. At each annual meeting of Sierra Stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of Sierra Stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. As members of a classified board, directors may only be removed for cause by the affirmative vote of the holders of a majority of shares outstanding. Moreover, by virtue of an election into Section 3-804(c) of the MGCL in the Sierra Charter, any vacancy on the Sierra Board may only be filled by the remaining directors even where those directors constitute less than a quorum of the Sierra Board.

Under the Business Combination Act of the MGCL, certain business combinations between Sierra and an “interested shareholder” (defined generally to include any person who beneficially owns 10% or more of the voting power of Sierra’s outstanding shares) or an affiliate or associate thereof are prohibited for five years and thereafter are subject to special shareholder voting requirements, to the extent that such statute is not superseded by applicable requirements of the 1940 Act. However, the Sierra Board has adopted a resolution exempting from the Business Combination Act any business combination between Sierra and any person to the extent that such business combination receives the prior approval of the Sierra Board, including a majority of directors who are not interested persons as defined in the Investment Company Act.

The Sierra Bylaws exempt Sierra from the Maryland Control Share Acquisition Act, which significantly restricts the voting rights of control shares of a Maryland corporation acquired in a control share acquisition. If the Sierra Board were to amend the Sierra Bylaws to repeal this exemption from the Maryland Control Share Acquisition Act that statute may make it more difficult for a third party to obtain control of Sierra and increase the difficulty of consummating such a transaction. Although Sierra does not presently intend to adopt such an amendment to the Sierra Bylaws, there can be no assurance that Sierra will not so amend the Sierra Bylaws at some time in the future. Sierra will not, however, amend the Sierra Bylaws to make Sierra subject to the Maryland Control Share Acquisition Act without the Sierra Board determining that doing so would not conflict with the Investment Company Act and obtaining confirmation from the SEC that it does not object to that determination.

Additionally, the Sierra Board may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock. The Sierra Board may also, without stockholder action, amend the Sierra Charter to increase the number of shares of stock of any class or series that Sierra has authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of Sierra Common Stock the opportunity to realize a premium over the value of Sierra Common Stock.

Investing in Sierra Common Stock involves a high degree of risk.

The investments Sierra makes in accordance with Sierra’s investment objective may result in a higher amount of risk and volatility or loss of principal than alternative investment options. Sierra’s investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in Sierra Common Stock may not be suitable for someone with lower risk tolerance.

The NAV of Sierra Common Stock may fluctuate significantly.

The NAV and liquidity, if any, of the market for shares of Sierra Common Stock may be significantly affected by numerous factors, some of which are beyond Sierra’s control and may not be directly related to Sierra’s operating performance. These factors include:

•        significant volatility in the market price and trading volume of securities of BDCs or other companies in Sierra’s sector, which are not necessarily related to the operating performance of the companies;

•        changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•        loss of RIC or BDC status;

•        changes in earnings or variations in operating results;

•        changes in the value of Sierra’s portfolio of investments;

•        changes in accounting guidelines governing valuation of Sierra’s investments;

•        any shortfall in revenue or net income or any increase in losses from levels expected by investors;

•        departure of SIC Advisors or certain of its respective key personnel;

•        operating performance of companies comparable to Sierra;

•        general economic trends and other external factors; and

•        loss of a major funding source.

U.S. Federal Income Tax Risks

Sierra will be subject to corporate-level U.S. federal income tax if it is unable to qualify for the tax treatment applicable to RICs under Subchapter M of the Code or to satisfy RIC distribution requirements.

To maintain RIC tax treatment under the Code, Sierra must meet the following minimum annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Taxation of an Investment in Sierra Common Stock — Taxation as a RIC.”

The minimum annual distribution requirement for a RIC will be satisfied if Sierra distributes to Sierra Stockholders on an annual basis at least 90% of Sierra’s “investment company taxable income,” which generally is its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses, if any. Sierra would be taxed on any retained income and/or gains, including any short-term capital gains or long-term capital gains. Because Sierra may use debt financing, Sierra is subject to an asset coverage ratio requirement under the Investment Company Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict Sierra from making distributions necessary to satisfy the distribution requirement. If Sierra is unable to obtain cash from other sources, Sierra could fail to qualify for RIC tax treatment, or could be required to retain a portion of Sierra’s income or gains, and thus become subject to corporate-level U.S. federal income tax.

The income source requirement will be satisfied if Sierra obtains at least 90% of Sierra’s income for each year from dividends, interest, gains from the sale of stock or securities, or similar sources. The asset diversification requirement will be satisfied if Sierra meets certain asset diversification requirements at the end of each quarter of Sierra’s taxable year. To satisfy this requirement, at least 50% of the value of Sierra’s assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities, with those other securities limited, in respect of any one issuer, to an amount that does not exceed 5% of the value of its total assets and that does not represent more than 10% of the outstanding voting securities of such issuer; and no more than 25% of the value of Sierra’s assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by Sierra and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in Sierra’s having to dispose of certain investments quickly in order to prevent the loss of RIC tax treatment. Because most of Sierra’s investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If Sierra fails to qualify for or maintain RIC tax treatment for any reason and is subject to corporate-level U.S. federal income tax, the resulting corporate taxes could substantially reduce Sierra’s net assets, the amount of income available for distribution, and the amount of Sierra’s distributions. Such a failure would have a material adverse effect on Sierra’s results of operations and financial conditions, and thus, Sierra Stockholders.

Sierra may have difficulty paying its required distributions if it recognizes income before or without receiving cash representing such income.

For U.S. federal income tax purposes, Sierra may be required to recognize taxable income in circumstances in which Sierra does not receive a corresponding payment in cash. For example, if Sierra holds debt obligations that are treated under applicable tax rules as having OID (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), Sierra must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by Sierra in the same taxable year. Sierra may also have to include in income other amounts that Sierra has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, Sierra may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates on the receipt of distributions or upon disposition. In certain circumstances, this could require Sierra to recognize income where Sierra does not receive a corresponding payment in cash. Sierra anticipates that a portion of Sierra’s income may constitute OID or other income required to be included in taxable income prior to receipt of cash. Further, Sierra may elect to amortize market discounts and include such amounts in Sierra’s taxable income in the current year, instead of upon disposition, as an election not to do so would limit Sierra’s ability to deduct interest expenses for tax purposes.

Because any OID or other amounts accrued will be included in Sierra’s investment company taxable income for the year of the accrual, Sierra may be required to make a distribution to Sierra Stockholders in order to satisfy the annual distribution requirement, even if Sierra will not have received any corresponding cash amount. As a result, Sierra may have difficulty meeting the tax requirement to distribute at least 90% of Sierra’s net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to maintain RIC tax treatment under the Code. Sierra may have to sell some of its investments at times and/or at prices Sierra would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If Sierra is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, Sierra may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. See “Material U.S. Federal Income Tax Consequences - U.S. Federal Income Taxation of an Investment in Sierra Common Stock — Taxation as a RIC.”

Risks Relating to MCC

The following risk factors apply to MCC prior to closing of the Mergers and, following the completion of the Mergers, will, in most cases, apply to the Combined Company.

Certain Risks in the Current Environment

Capital markets may experience periods of disruption and instability and MCC cannot predict when these conditions will occur. Such market conditions could materially and adversely affect debt and equity capital markets in the United States and abroad, which could have a negative impact on MCC’s business, financial condition and results of operations.

As a BDC, MCC must maintain its ability to raise additional capital for investment purposes. Without sufficient access to the capital markets or credit markets, MCC may be forced to curtail its business operations or it may not be able to pursue new business opportunities.

The U.S. and global capital markets experienced extreme volatility and disruption that began in mid-2007, and the U.S. economy was in recession for several consecutive calendar quarters during the same period, as evidenced by a lack of liquidity in the debt capital markets, write-offs in the financial services sector, the re-pricing of credit risk and the failure of certain major financial institutions. While the capital markets have improved, these conditions could deteriorate again in the future. During such market disruptions, MCC may have difficulty raising debt or equity capital, especially as a result of regulatory constraints.

Market conditions may in the future make it difficult to extend the maturity of or refinance MCC’s existing indebtedness and any failure to do so could have a material adverse effect on MCC’s business. The illiquidity of MCC’s investments may make it difficult for MCC to sell such investments if required. As a result, MCC may realize significantly less than the value at which it has recorded its investments. In addition, significant changes in the capital markets, including the disruption and volatility, have had, and may in the future have, a negative effect on the valuations of MCC’s investments and on the potential for liquidity events involving MCC’s investments. An inability to raise capital, and any required sale of MCC’s investments for liquidity purposes, could have a material adverse impact on MCC’s business, financial condition and results of operations.

Various social and political tensions in the United States and globally, including instability in the financial markets, may contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause economic uncertainties or deterioration in the United States and worldwide. In recent years, financial markets have been affected at times by a number of global macroeconomic and political events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing loans on the balance sheets of European banks, the potential effect of any European country leaving the Eurozone, the potential effect of the United Kingdom leaving the European Union, the potential effect of Scotland leaving the United Kingdom, and market volatility and loss of investor confidence driven by political events, including the general elections in the United Kingdom in June 2017 and in Germany in September 2017 and referenda in the United Kingdom in June 2016 and Italy in December 2016. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. MCC cannot assure you that market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and MCC cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence and consumer credit factors, MCC’s business, financial condition and results of operations could be significantly and adversely affected.

In the second quarter of 2015, stock prices in China experienced a significant drop, resulting primarily from continued sell-off of shares trading in Chinese markets. In August 2015, Chinese authorities sharply devalued China’s currency. In June 2016, the United Kingdom held a referendum in which voters approved Brexit, and, subsequently, on March 29, 2017, the U.K. government began the formal process of leaving the European Union. Brexit created political and economic uncertainty and instability in the global markets (including currency and credit markets), and especially in the United Kingdom and the European Union, and this uncertainty and instability may last indefinitely. Because the U.K. Parliament rejected former Prime Minister Theresa May’s proposed Brexit deal with the European Union and because current Prime Minister Boris Johnson is in discussions with the European Union on alternatives, there is increased uncertainty associated with Brexit and the timing thereof. There is also continued concern about national-level support for the euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries.

The Republican Party currently controls both the executive and legislative branches of government, which increases the likelihood that legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Areas subject to potential change, amendment or repeal include the Dodd-Frank Act and the authority of the Federal Reserve and the Financial Stability Oversight Council. The United States may also potentially withdraw from or renegotiate various trade agreements and take other actions that would change current trade policies of the United States. MCC cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the United States. Such actions could have a significant adverse effect on MCC’s business, financial condition and results of operations. MCC cannot predict the duration of the effects related to these or similar events in the future on the U.S. economy and securities markets or on its investments. MCC monitors developments and seeks to manage its investments in a manner consistent with achieving its investment objective, but there can be no assurance that MCC will be successful in doing so.

Any further disruptive conditions in the financial industry and the impact of new legislation in response to those conditions could restrict MCC’s business operations and could adversely impact MCC’s results of operations and financial condition. In addition, the BDC market may be more sensitive to changes in interest rates or other factors and to the extent the BDC market trades down, MCC’s shares might likewise be affected. If the fair value of MCC’s assets declines substantially, MCC may fail to maintain the asset coverage ratios imposed upon MCC by the Investment Company Act. Any such failure would affect MCC’s ability to issue securities, including borrowings, and pay distributions, which could materially impair MCC’s business operations. MCC’s liquidity could be impaired further by an inability to access the capital markets or to consummate new borrowing facilities to provide capital for normal operations, including new originations. In recent years, reflecting concern about the stability of the financial markets, many lenders and institutional investors have reduced or ceased providing funding to borrowers.

Difficult market and political conditions may adversely affect MCC’s business in many ways, including by reducing the value or hampering the performance of the investments made by its funds, each of which could materially and adversely affect MCC’s business, results of operations and financial condition.

MCC’s business is materially affected by conditions in the global financial markets and economic and political conditions throughout the world, such as interest rates, availability and cost of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to MCC’s taxation, taxation of MCC’s investors, the possibility of changes to tax laws in either the United States or any non-U.S. jurisdiction and regulations on asset managers), trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, terrorist acts and security operations). These factors are outside of MCC’s control and may affect the level and volatility of asset prices and the liquidity and value of investments, and MCC may not be able to or may choose not to manage MCC’s exposure to these conditions. While market conditions have largely recovered from the unprecedented turmoil in the global capital markets and the financial services industry in late 2008 and early 2009, there have been continuing periods of volatility, some lasting longer than others. There can be no assurance that these market conditions will not repeat themselves or worsen in the future. These and other conditions in the global financial markets and the global economy may result in adverse consequences for MCC’s funds and their respective investee companies, which could restrict such funds’ investment activities and impede such funds’ ability to effectively achieve their investment objectives. In addition, because the fees MCC earns under MCC’s investment management agreements are based in part on the market value of MCC’s assets under management and in part on investment performance, if any of these factors cause a decline in MCC’s assets under management or result in non-performance of loans by investee companies, it would result in lower fees earned, which could in turn materially and adversely affect MCC’s business and results of operations.

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact MCC’s liquidity, financial condition and earnings.

U.S. debt ceiling and budget deficit concerns together with signs of deteriorating sovereign debt conditions in Europe continue to present the possibility of a credit-rating downgrade, economic slowdowns, or a recession for the United States. The impact of any further downgrades to the U.S. government’s sovereign credit rating or downgraded sovereign credit ratings of European countries or the Russian Federation, or their perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments, along with any further European sovereign debt issues, could cause interest rates and borrowing costs to rise, which may negatively impact MCC’s ability to access the debt markets on favorable terms. Continued adverse economic conditions could have a material adverse effect on MCC’s business, financial condition and results of operations.

In September 2019, the Federal Reserve decreased the federal funds rate, which was the second such interest rate decrease in 2019, to a range between 1.75% to 2.00%. Although the Federal Reserve elected not to raise the federal funds rate in September 2019, it had previously raised the federal funds rate nine times during the period between December 2015 and December 2018, and it may continue to raise the Federal Funds Rate in the future. Further, if key economic indicators, such as the unemployment rate or inflation, do not progress at a rate consistent with the Federal Reserve’s objectives, the target range for the federal funds rate may increase and cause interest rates and borrowing costs to rise, which may negatively impact MCC’s ability to access the debt markets on favorable terms. Any continued adverse economic conditions could have a material adverse effect on MCC’s business, financial condition and results of operations.

A failure or the perceived risk of a failure to raise the statutory debt limit of the United States could have a material adverse effect on MCC’s business, financial condition and results of operations.

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In the future, the U.S. government may not be able to meet its debt payments unless the federal debt ceiling is raised. A failure by Congress to raise the debt limit to the extent necessary would increase the risk of default by the United States on its obligations, as well as the risk of other economic dislocations. If the U.S. government fails to complete its budget process or to provide for a continuing resolution before the expiration of the current continuing resolution, another federal government shutdown may result. Such a failure or the perceived risk of such a failure, consequently, could have a material adverse effect on the financial markets and economic conditions in the United States and throughout the world. It could also limit MCC’s ability and the ability of MCC’s portfolio companies to obtain financing, and it could have a material adverse effect on the valuation of MCC’s portfolio companies. Consequently, the continued uncertainty in the general economic environment and potential debt ceiling implications, as well in specific economies of several individual geographic markets in which MCC’s portfolio companies operate, could adversely affect MCC’s business, financial condition and results of operations.

Risks Relating to MCC’s Business

MCC may suffer credit losses.

Private debt in the form of secured loans to corporate and asset-based borrowers is highly speculative and involves a high degree of risk of credit loss, and therefore an investment in MCC’s securities may not be suitable for someone with a low tolerance for risk. These risks are likely to increase during an economic recession, such as the economic recession or downturn that the United States and many other countries have recently experienced or are experiencing.

Because MCC uses borrowed funds to make investments or fund MCC’s business operations, MCC is exposed to risks typically associated with leverage which increase the risk of investing in MCC.

MCC has borrowed funds, including through the issuance of $77.8 million, $74.0 million and $120.2 million in aggregate principal amount of 6.125% unsecured notes due March 30, 2023 (the “2023 Notes”), 6.50% unsecured notes due January 30, 2021 (the “2021 Notes”), and Series A notes due February 27, 2024 (the “2024 Notes, and together with the 2023 Notes and the 2021 Notes, the “MCC Notes”), to leverage MCC’s capital structure, which is generally considered a speculative investment technique. In addition, although the MCC Revolving Credit Facility has been terminated, MCC may replace that facility with another revolving or other credit facility. As a result:

•        MCC Common Stock may be exposed to an increased risk of loss because a decrease in the value of MCC’s investments may have a greater negative impact on the value of MCC Common Stock than if MCC did not use leverage;

•        if MCC does not appropriately match the assets and liabilities of MCC’s business, adverse changes in interest rates could reduce or eliminate the incremental income MCC makes with the proceeds of any leverage;

•        MCC’s ability to pay distributions on MCC Common Stock may be restricted if MCC’s asset coverage ratio with respect to each of MCC’s outstanding senior securities representing indebtedness and MCC’s outstanding preferred shares, as defined by the Investment Company Act, is not at least 200% and any amounts used to service indebtedness or preferred stock would not be available for such distributions;

•        any credit facility to which MCC becomes a party may be subject to periodic renewal by MCC’s lenders, whose continued participation cannot be guaranteed;

•        any credit facility to which MCC becomes a party may contain covenants restricting MCC’s operating flexibility;

•        MCC, and indirectly MCC Stockholders, bear the cost of issuing and paying interest or dividends on such securities; and

•        any convertible or exchangeable securities that MCC issues may have rights, preferences and privileges more favorable than those of MCC Common Stock.

Under the provisions of the Investment Company Act, MCC is permitted, as a BDC, to issue debt securities or preferred stock and/or borrow money from banks and other financial institutions, which MCC collectively refers to as “senior securities”, only in amounts such that MCC’s asset coverage ratio equals at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) after each issuance of senior securities.

For a discussion of the terms of the MCC Notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MCC — Financial Condition, Liquidity and Capital Resources.”

The lack of liquidity in MCC’s investments may adversely affect MCC’s business.

MCC anticipates that its investments generally will be made in private companies. Substantially all of these securities will be subject to legal and other restrictions on resale or will be otherwise less liquid than publicly traded securities. The illiquidity of MCC’s investments may make it difficult for MCC to sell such investments if the need arises. In addition, if MCC is required to liquidate all or a portion of MCC’s portfolio quickly, MCC may realize significantly less than the value at which MCC had previously recorded MCC’s investments. In addition, MCC may face other restrictions on MCC’s ability to liquidate an investment in a portfolio company to the extent that MCC or MCC Advisors has material non-public information regarding such portfolio company.

A substantial portion of MCC’s portfolio investments will be recorded at fair value as determined in good faith by or under the direction of the MCC Board and, as a result, there may be uncertainty regarding the value of MCC’s portfolio investments.

The debt and equity securities in which MCC invests for which market quotations are not readily available will be valued at fair value as determined in good faith by or under the direction of the MCC Board. Most, if not all, of MCC’s investments (other than cash and cash equivalents) will be classified as Level 3 under ASC Topic 820 - Fair Value Measurements and Disclosures. This means that MCC’s portfolio valuations will be based on unobservable inputs and MCC’s own assumptions about how market participants would price the asset or liability in question. MCC expects that inputs into the determination of fair value of MCC’s portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. MCC has retained the services of independent valuation firms to review the valuation of these loans and securities. The types of factors that the MCC Board may take into account in determining the fair value of MCC’s investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, MCC’s determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. MCC’s NAV could be adversely affected if MCC’s determinations regarding the fair value of MCC’s investments were materially higher than the values that MCC ultimately realizes upon the disposal of such loans and securities.

MCC is a non-diversified investment company within the meaning of the Investment Company Act, and therefore MCC is not limited with respect to the proportion of MCC’s assets that may be invested in securities of a single issuer.

MCC is classified as a non-diversified investment company within the meaning of the Investment Company Act, which means that MCC is not limited by the Investment Company Act with respect to the proportion of MCC’s assets that MCC may invest in securities of a single issuer. MCC has not adopted any policy restricting the percentage of MCC’s assets that may be invested in a single portfolio company. To the extent that MCC assumes large positions in the securities of a small number of issuers, MCC’s NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. MCC may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond MCC’s asset diversification requirements under Subchapter M of the Code, MCC does not have fixed guidelines for diversification, and MCC’s investments could be concentrated in relatively few portfolio companies.

MCC’s ability to enter into transactions with MCC’s affiliates will be restricted, which may limit the scope of investments available to MCC.

MCC is prohibited under the Investment Company Act from participating in certain transactions with MCC’s affiliates without the prior approval of MCC’s independent directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, 5% or more of MCC’s outstanding voting securities will be MCC’s affiliate for purposes of the Investment Company Act, and MCC is generally prohibited from buying or selling any security from or to such affiliate, absent the prior approval of MCC’s independent directors. The Investment Company Act also prohibits certain “joint” transactions with certain of MCC’s affiliates, which could include investments in the same portfolio company, without prior approval of MCC’s independent directors and, in some cases, of the SEC. MCC is prohibited from buying or selling any security from or to any person who owns more than 25% of MCC’s voting securities or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. As a result of these restrictions, MCC may be prohibited from buying or selling any security (other than any security of which MCC is the issuer) from or to any portfolio company of a private equity fund managed by MCC Advisors or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to MCC.

MCC may, however, co-invest with MCC Advisors and its affiliates’ other clients in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, MCC may co-invest with such accounts consistent with guidance promulgated by the SEC staff permitting MCC and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that MCC Advisors, acting on MCC’s behalf and on behalf of other clients, negotiates no term other than price. MCC may also co-invest with MCC Advisors’ other clients as otherwise permissible under regulatory guidance, applicable regulations and MCC Advisors’ allocation policy. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and from time to time, will be offered to MCC and similar eligible accounts, as periodically determined by MCC Advisors and approved by the MCC Board, including MCC’s independent directors. The allocation policy further provides that allocations among MCC and these other accounts will generally be made pro rata based on each account’s capital available for investment, as determined, in MCC’s case, by MCC Advisors. It is MCC’s policy to base MCC’s determinations as to the amount of capital available for investment based on such factors as the amount of cash on-hand, existing commitments and reserves, if any, the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by the MCC Board or imposed by applicable laws, rules, regulations or interpretations. MCC expects that these determinations will be made similarly for other accounts. However, MCC can offer no assurance that investment opportunities will be allocated to MCC fairly or equitably in the short-term or over time.

In addition, MCC has received an order from the SEC that permits MCC to negotiate the terms of co-investments with other funds managed by MCC Advisors or its affiliates subject to the conditions included therein. In situations where co-investment with other funds managed by MCC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between MCC’s interests and those of other MCC Advisors clients, MCC Advisors will need to decide which client will proceed with the investment. MCC Advisors will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on an alternating basis that will be fair and equitable over time. Moreover, except in certain circumstances, MCC will be unable to invest in any issuer in which a fund managed by MCC Advisors or its affiliates has previously invested. Similar restrictions limit MCC’s ability to transact business with MCC’s officers or directors or their affiliates.

MCC will be exposed to risks associated with changes in interest rates.

Interest rate fluctuations may have a substantial negative impact on MCC’s investments, the value of MCC Common Stock and MCC’s rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on MCC’s net interest income. An increase in interest rates could decrease the value of any investments MCC holds which earn fixed interest rates and also could increase MCC’s interest expense, thereby decreasing MCC’s net income. Also, an increase in interest rates available to investors could make investment in MCC Common Stock less attractive if MCC is not able to increase MCC’s dividend rate, which could reduce the value of MCC Common Stock.

It is unclear how increased regulatory oversight and changes in the method for determining LIBOR may affect the value of the financial obligations to be held or issued by MCC that are linked to LIBOR, or how such changes could affect MCC’s results of operations or financial condition.

In the recent past, concerns have been publicized that some of the member banks surveyed by BBA in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them in order to profit on their derivative positions or to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may have resulted from reporting inter-bank lending rates higher than those they actually submitted. A number of BBA member banks entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations by regulators and governmental authorities in various jurisdictions are ongoing.

Accordingly, uncertainty as to the nature of such changes may adversely affect the market for or value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to MCC or on MCC’s overall financial condition or results of operations. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to MCC or on MCC’s overall financial condition or results of operations. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. It is unclear if at that time whether LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short term repurchase agreements, backed by Treasury securities called the Secured Overnight Financing Rate (“SOFR”). The first publication of SOFR was released in April 2018. Whether or not SOFR attains market traction as a LIBOR replacement remains a question and the future of LIBOR at this time is uncertain.

At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to MCC or on MCC’s overall financial condition or results of operations.

Because MCC uses debt to finance MCC’s investments, changes in interest rates will affect MCC’s cost of capital and net investment income.

Because MCC borrows money to make investments, MCC’s net investment income will depend, in part, upon the difference between the rate at which MCC borrows funds and the rate at which MCC invests those funds. As a result, MCC can offer no assurance that a significant change in market interest rates will not have a material adverse effect on MCC’s net investment income in the event MCC uses its existing debt to finance MCC’s investments. In periods of rising interest rates, MCC’s cost of funds will increase to the extent MCC accesses any credit facility with a floating interest rate, which could reduce MCC’s net investment income to the extent any debt investments have fixed interest rates. MCC expects that its long-term fixed-rate investments will be financed primarily with issuances of equity and long-term debt securities. MCC may use interest rate risk management techniques in an effort to limit MCC’s exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the Investment Company Act.

You should also be aware that a rise in the general level of interest rates typically leads to higher interest rates applicable to MCC’s debt investments. Accordingly, an increase in interest rates may result in an increase of the amount of incentive fees payable to MCC Advisors.

If MCC Advisors is unable to manage MCC’s investments effectively, MCC may be unable to achieve MCC’s investment objective.

MCC’s ability to achieve its investment objective will depend on its ability to manage its business, which will depend, in turn, on the ability of MCC Advisors to identify, invest in and monitor companies that meet MCC’s investment criteria. Accomplishing this result largely will be a function of MCC Advisors’ investment process and, in conjunction with its role as MCC’s administrator, its ability to provide competent, attentive and efficient services to MCC.

MCC Advisors’ senior management team is comprised of members of the senior management team for Medley LLC, and they manage other investment funds. They may also be required to provide managerial assistance to MCC’s portfolio companies. These demands on their time may distract them or slow MCC’s rate of investment. Any failure to manage MCC’s business effectively could have a material adverse effect on MCC’s business, financial condition and results of operations.

MCC may experience fluctuations in MCC’s periodic operating results.

MCC could experience fluctuations in its periodic operating results due to a number of factors, including the interest rates payable on the debt securities MCC acquires, the default rate on such securities, the level of MCC’s expenses (including the interest rates payable on MCC’s borrowings), the dividend rates payable on preferred stock MCC issues, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which MCC encounters competition in MCC’s markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Any failure on MCC’s part to maintain its status as a BDC would reduce its operating flexibility.

If MCC fails to maintain its status as a BDC, MCC might be regulated as a closed-end investment company under the Investment Company Act, which would subject MCC to substantially more onerous regulatory restrictions under the Investment Company Act and correspondingly decrease MCC’s operating flexibility.

MCC may have difficulty paying its required distributions if it recognizes income before or without receiving cash representing such income.

For U.S. federal income tax purposes, MCC may include in income certain amounts that it has not yet received in cash, such as OID, which may arise if MCC receives warrants in connection with the making of a loan or possibly in other circumstances, such as PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such OID, which could be significant relative to MCC’s overall investment activities, or increases in loan balances as a result of PIK arrangements are included in income before MCC receives any corresponding cash payments. MCC also may be required to include in income certain other amounts that MCC does not receive in cash.

Since in certain cases MCC may recognize income before or without receiving cash representing such income, MCC may have difficulty meeting the tax requirement to distribute at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to maintain MCC’s status as a RIC. Accordingly, MCC may have to sell some of its investments at times MCC would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If MCC is not able to raise cash from other sources, MCC may fail to qualify and maintain its status as a RIC and thus become subject to corporate-level U.S. federal income tax.

MCC may be required to pay incentive fees on income accrued, but not yet received in cash.

That part of the incentive fee payable by MCC that relates to its net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash, such as market discount, debt instruments with PIK, interest, preferred stock with PIK dividends and zero coupon securities. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. Consequently, MCC may make incentive fee payments on income accruals that MCC may not collect in the future and with respect to which MCC does not have a clawback right against MCC Advisors.

MCC may not be able to pay distributions and MCC’s distributions may not grow over time.

When possible, MCC intends to pay quarterly distributions to MCC Stockholders out of assets legally available for distribution. MCC cannot assure MCC Stockholders that MCC will achieve investment results that will allow it to pay a specified level of cash distributions or year-to-year increases in cash distributions. MCC’s ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described herein. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC could limit MCC’s ability to pay distributions. As of June 30, 2019, MCC’s asset coverage was 191% after giving effect to leverage and therefore MCC’s asset coverage is below 200%, the minimum asset coverage requirement under the Investment Company Act. As a result, MCC is prohibited from making distributions to MCC Stockholders. All distributions will be paid at the discretion of the MCC Board and will depend on MCC’s earnings, financial condition, maintenance of RIC tax treatment, compliance with applicable BDC regulations, and such other factors as the MCC Board may deem relevant from time to time. MCC cannot assure MCC Stockholders that MCC will pay distributions to MCC Stockholders in the future.

The highly competitive market in which MCC operates may limit MCC’s investment opportunities.

A number of entities compete with MCC to make the types of investments that MCC makes. MCC competes with other BDCs and investment funds (including public and private funds, commercial and investment banks, commercial financing companies, other SBICs and, to the extent they provide an alternative form of financing, private equity funds). Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles, such as hedge funds, those entities have begun to invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities has intensified in recent years and may intensify further in the future. Some of MCC’s existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than MCC does. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to MCC. In addition, some of MCC’s competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than MCC. Furthermore, many of MCC’s competitors are not subject to the regulatory restrictions and valuation requirements that the Investment Company Act imposes on MCC as a BDC and the tax consequences of qualifying as a RIC. MCC cannot assure you that the competitive pressures MCC faces will not have a material adverse effect on MCC’s business, financial condition and results of operations. Also, as a result of this existing and potentially increasing competition, MCC may not be able to take advantage of attractive investment opportunities from time to time, and MCC can offer no assurance that MCC will be able to identify and make investments that are consistent with MCC’s investment objective.

MCC does not seek to compete primarily based on the interest rates MCC offers, and MCC believes that some of MCC’s competitors make loans with interest rates that are comparable to or lower than the rates MCC offers. MCC may lose investment opportunities if MCC does not match its competitors’ pricing, terms and structure. If MCC matches its competitors’ pricing, terms and structure, MCC may experience decreased net interest income and increased risk of credit loss. A significant part of MCC’s competitive advantage stems from the fact that the market for investments in mid-sized companies is underserved by traditional commercial banks and other financial institutions. A significant increase in the number and/or size of MCC’s competitors in this target market could force MCC to accept less attractive investment terms. Furthermore, many of MCC’s competitors have greater experience operating under the regulatory restrictions of the Investment Company Act.

MCC depends upon senior management personnel of MCC Advisors for MCC’s future success, and if MCC Advisors is unable to retain qualified personnel or if MCC Advisors loses any member of its senior management team, MCC’s ability to achieve its investment objective could be significantly harmed.

MCC depends on MCC Advisors’ investment management team, which is provided by MCC Advisors, for the identification, selection, structuring, closing and monitoring of MCC’s investments. MCC’s investment management team is integral to MCC’s asset management activities and has critical industry experience and relationships that MCC will rely on to implement its business plan. MCC’s future success depends on MCC’s investment management team’s continued service to MCC Advisors. The departure of any of the members of the investment management team could have a material adverse effect on MCC’s ability to achieve its investment objective. As a result, MCC may not be able to operate MCC’s business as MCC expects, and MCC’s ability to compete could be harmed, which could cause MCC’s operating results to suffer. In addition, MCC can offer no assurance that MCC Advisors will remain MCC’s investment adviser or MCC’s administrator. Moreover, MCC also experiences competition in attracting and retaining qualified personnel, particularly investment professionals, and MCC may be unable to maintain or grow its business if it cannot attract and retain such personnel.

MCC Advisors may not be able to achieve the same or similar returns as those achieved by MCC’s senior management and investment management team while they were employed at prior positions.

The track record and achievements of the senior management and investment management team of MCC Advisors are not necessarily indicative of future results that will be achieved by MCC Advisors. As a result, MCC Advisors may not be able to achieve the same or similar returns as those achieved by MCC’s senior management and investment team while they were employed at prior positions.

Because MCC expects to distribute substantially all of MCC’s net investment income and net realized capital gains to MCC Stockholders, MCC will need additional capital to finance MCC’s growth and such capital may not be available on favorable terms or at all.

MCC has elected and qualified to be taxed for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, MCC must meet certain requirements, including source-of-income, asset diversification and distribution requirements in order to not have to pay corporate-level U.S. federal income taxes on income MCC distributes to MCC Stockholders as distributions, which allows MCC to substantially reduce or eliminate MCC’s corporate-level U.S. federal income tax liability. As a BDC, MCC is generally required to meet a coverage ratio of total assets to total senior securities, which includes all of MCC’s borrowings and any preferred stock MCC may issue in the future, of at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) at the time MCC issues any debt or preferred stock. This requirement limits the amount of MCC’s leverage. Because MCC will continue to need capital to grow its investment portfolio, this limitation may prevent MCC from incurring debt or issuing preferred stock and require MCC to raise additional equity at a time when it may be disadvantageous to do so. MCC cannot assure you that debt and equity financing will be available to MCC on favorable terms, or at all, and debt financings may be restricted by the terms of any of MCC’s outstanding borrowings. In addition, as a BDC, MCC is generally not permitted to issue common stock priced below NAV without stockholder approval. If additional funds are not available to MCC, MCC could be forced to curtail or cease new lending and investment activities, and MCC’s NAV could decline.

The MCC Board may change MCC’s investment objective, operating policies and strategies without prior notice or stockholder approval.

The MCC Board has the authority to modify or waive certain of MCC’s operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, MCC may not change the nature of MCC’s business so as to cease to be, or withdraw MCC’s election as, a BDC. MCC cannot predict the effect any changes to MCC’s current operating policies and strategies would have on MCC’s business, operating results or value of MCC’s stock. Nevertheless, the effects could adversely affect MCC’s business and impact MCC’s ability to make distributions and cause you to lose all or part of your investment.

There are significant potential conflicts of interest that could affect MCC’s investment returns.

There may be times when MCC Advisors, its senior management and investment management team, and members of its investment committee have interests that differ from those of MCC Stockholders, giving rise to a conflict of interest. In particular, certain private investment funds managed by the senior members of MCC Advisors hold controlling or minority equity interests, or have the right to acquire such equity interests, in some of MCC’s portfolio companies. As a result, the senior members of MCC Advisors may face conflicts of interest in connection with making business decisions for these portfolio companies to the extent that such decisions affect the debt and equity holders in these portfolio companies differently. In addition, the senior members of MCC Advisors may face conflicts of interests in connection with making investment or other decisions, including granting loan waivers or concessions on MCC’s behalf with respect to these portfolio companies given that they also manage private investment funds that hold the equity interests in these portfolio companies.

There may be conflicts of interest related to obligations MCC Advisors’ senior management and investment management team and members of its investment committee have to other clients.

Senior management, the investment management team, and the investment committee of MCC Advisors serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as MCC does, or of investment funds managed by MCC Advisors or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in MCC’s best interests or in the best interest of MCC Stockholders. For example, members of the investment management team have management responsibilities for other investment funds, accounts or other investment vehicles managed by affiliates of MCC Advisors, which gives rise to conflicts of interest.

MCC’s investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, affiliates of MCC Advisors currently manage private funds and managed accounts that are seeking new capital commitments and will pursue an investment strategy similar to MCC’s strategy, and MCC may compete with these and other entities managed by affiliates of MCC Advisors for capital and investment opportunities. As a result, those individuals may face conflicts in the allocation of investment opportunities among MCC and other investment funds or accounts advised by principals of, or affiliated with, MCC Advisors.

MCC has received an order from the SEC which permits MCC to co-invest with certain other investment funds managed by MCC Advisors or its affiliates, subject to the conditions included therein. In situations where MCC cannot co-invest with other investment funds managed by MCC Advisors or its affiliates, the investment policies and procedures of MCC Advisors generally require that such opportunities be offered to MCC and such other investment funds on an alternating basis. However, there can be no assurance that MCC will be able to participate in all investment opportunities that are suitable to MCC.

MCC Advisors may, from time to time, possess material non-public information, limiting MCC’s investment discretion.

MCC Advisors and members of its senior management and the investment management team and the investment committee may serve as directors of, or in a similar capacity with, companies in which MCC invest, the securities of which are purchased or sold on MCC’s behalf. In the event that material nonpublic information is obtained with respect to such companies, MCC could be prohibited for a period of time from purchasing or selling the securities of such companies by law or otherwise, and this prohibition may have an adverse effect on MCC.

MCC’s incentive fee structure may create incentives for MCC Advisors that are not fully aligned with the interests of MCC Stockholders.

In the course of MCC’s investing activities, MCC pays management and incentive fees to MCC Advisors. These fees are based on MCC’s gross assets. As a result, investors in MCC Common Stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on MCC’s gross assets, MCC Advisors will benefit when MCC incur debt or use leverage. Additionally, under the incentive fee structure, MCC Advisors may benefit when capital gains are recognized and, because MCC Advisors determines when a holding is sold, MCC Advisors controls the timing of the recognition of such capital gains. The MCC Board is charged with protecting MCC’s interests by monitoring how MCC

Advisors addresses these and other conflicts of interests associated with its management services and compensation. While they are not expected to review or approve each borrowing or incurrence of leverage, MCC’s independent directors will periodically review MCC Advisors’ services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, MCC’s independent directors will consider whether MCC’s fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, MCC Advisors or its affiliates may from time to time have interests that differ from those of MCC Stockholders, giving rise to a conflict.

The part of the incentive fee payable to MCC Advisors that relates to MCC’s net investment income is computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may be considered to involve a conflict of interest for MCC Advisors to the extent that it may encourage MCC Advisors to favor debt financings that provide for deferred interest, rather than current cash payments of interest. MCC Advisors may have an incentive to invest in deferred interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to MCC on such securities. This risk could be increased because MCC Advisors is not obligated to reimburse MCC for any incentive fees received even if MCC subsequently incurs losses or never receive in cash the deferred income that was previously accrued.

Because MCC borrows money, the potential for loss on amounts invested in MCC will be magnified and may increase the risk of investing in MCC.

Borrowings, also known as leverage, magnify the potential for loss on invested equity capital. If MCC continues to use leverage to partially finance its investments, which MCC has increasingly done over the years, MCC Stockholders will experience increased risks of investing in MCC’s securities. MCC issued the MCC Notes and may issue other debt securities or enter into other types of borrowing arrangements in the future. If the value of MCC’s assets decreases, leveraging would cause MCC’s NAV to decline more sharply than it otherwise would have had MCC not used leverage. Similarly, any decrease in MCC’s income would cause net income to decline more sharply than it would have had MCC not borrowed. Such a decline could negatively affect MCC’s ability to make common stock distributions or scheduled debt payments. Leverage is generally considered a speculative investment technique and MCC only intends to use leverage if expected returns will exceed the cost of borrowing.

As of June 30, 2019, the MCC Term Loan Facility and the MCC Revolving Credit Facility had no outstanding balances and $272.0 million of outstanding MCC Notes. Although the MCC Revolving Credit Facility was subsequently repaid and terminated, the MCC Notes require periodic payments of interest. The weighted average interest rate charged on MCC’s borrowings as of June 30, 2019 was 5.95% (exclusive of debt issuance costs). MCC will need to generate sufficient cash flow to make these required interest payments. In order for MCC to cover MCC’s annual interest payments on indebtedness, MCC must achieve annual returns on total assets of at least 3.14% as of June 30, 2019. If MCC is unable to meet the financial obligations under the MCC Notes, the holders thereof will have the right to declare the principal amount and accrued and unpaid interest on the outstanding MCC Notes to be due and payable immediately. If MCC is unable to meet the financial obligations under any credit facility it enters into, the lenders thereunder would likely will have a superior claim to MCC’s assets over MCC Stockholders.

Illustration. The following table illustrates the effect of leverage on returns from an investment in MCC Common Stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below.

Assumed Return on MCC’s Portfolio(1) (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding net return to common stockholder	(27.9)%	(17.1)%	(6.4)%	4.4%	15.1%

____________

(1)      Assumes $533.7 million in total assets, $265.7 million in debt outstanding, $248.1 million in net assets, and a weighted average interest rate of 6.0%. Actual interest payments may be different.

MCC’s incentive fee may induce MCC Advisors to make certain investments, including speculative investments.

The incentive fee payable by MCC to MCC Advisors may create an incentive for MCC Advisors to make investments on MCC’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to MCC Advisors is determined, which is calculated separately in two components as a percentage of the interest and other ordinary income in excess of a quarterly minimum hurdle rate and as a percentage of the realized gain on invested capital, may encourage MCC Advisors to use leverage or take additional risk to increase the return on MCC’s investments. The use of leverage may magnify the potential for gain or loss on amounts invested. The use of leverage is considered a speculative technique. If MCC borrows from banks or other lenders, MCC would expect that such lenders will seek recovery against MCC’s assets in the event of a default and these lenders likely will have claims on MCC’s assets that are superior to those of MCC’s equity holders. In addition, MCC Advisors receives the incentive fee based, in part, upon net capital gains realized on MCC’s investments. Unlike the portion of the incentive fee based on income, there is no minimum level of gain applicable to the portion of the incentive fee based on net capital gains. As a result, MCC Advisors may have an incentive to invest more in investments that are likely to result in capital gains as compared to income producing securities. This practice could result in MCC’s investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

MCC may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent MCC so invest, MCC will bear MCC’s ratable share of any such investment company’s expenses, including management and performance fees. MCC will also remain obligated to pay management and incentive fees to MCC Advisors with respect to the assets invested in the securities and instruments of other investment companies. With respect to each of these investments, each of MCC Stockholders will bear his or her share of the management and incentive fee of MCC Advisors as well as indirectly bear the management and performance fees and other expenses of any investment companies in which MCC invests.

MCC may be obligated to pay its investment adviser incentive compensation even if MCC incurs a loss and may pay more than 20% of MCC’s net capital gains because MCC cannot recover payments made in previous years.

MCC Advisors will be entitled to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of MCC’s net investment income for that quarter above a threshold return for that quarter. MCC’s pre-incentive fee net investment income for incentive compensation purposes excludes realized and unrealized capital losses that MCC may incur in the fiscal quarter, even if such capital losses result in a net loss on MCC’s statement of operations for that quarter. Thus, MCC may be required to pay MCC Advisors incentive compensation for a fiscal quarter even if there is a decline in the value of MCC’s portfolio or MCC incurs a net loss for that quarter. If MCC pays an incentive fee of 20% of MCC’s realized capital gains (net of all realized capital losses and unrealized capital depreciation on a cumulative basis) and thereafter experience additional realized capital losses or unrealized capital depreciation, MCC will not be able to recover any portion of the incentive fee previously paid.

The valuation process for certain of MCC’s portfolio holdings creates a conflict of interest.

A substantial portion of MCC’s portfolio investments are expected to be made in the form of securities that are not publicly traded. As a result, the MCC Board will determine the fair value of these securities in good faith pursuant to MCC’s valuation policy. In connection with that determination, investment professionals from MCC Advisors prepare portfolio company valuations based upon the most recent financial statements available and projected financial results of each portfolio company. In addition, certain members of the MCC Board, including Brook Taube, Seth Taube and Jeff Tonkel, have a pecuniary interest in MCC Advisors. The participation of MCC Advisors’ investment professionals in MCC’s valuation process, and the pecuniary interest in MCC Advisors by certain members of the MCC Board, could result in a conflict of interest as the management fee that MCC will pay MCC Advisors is based on MCC’s gross assets.

Other arrangements with MCC Advisors may create conflicts of interest.

MCC utilizes MCC Advisors’ office space and pay to MCC Advisors MCC’s allocable portion of overhead and other expenses incurred by MCC Advisors in performing its obligations under the administration agreement, such as MCC’s allocable portion of the cost of MCC’s Chief Financial Officer and Chief Compliance Officer and their respective staffs. This results in conflicts of interest that the MCC Board must monitor.

The investment management agreement and administration agreement with MCC Advisors were not negotiated on an arm’s length basis and may not be as favorable to MCC as if they had been negotiated with an unaffiliated third party.

The investment management agreement and the administration agreement were negotiated between related parties. Consequently, their terms, including fees payable to MCC Advisors, may not be as favorable to MCC as if they had been negotiated with an unaffiliated third party.

MCC’s ability to sell or otherwise exit investments in which affiliates of MCC Advisors also have an investment may be restricted.

MCC may be considered an affiliate with respect to certain of MCC’s portfolio companies. Certain private funds advised by the senior members of MCC Advisors also hold interests in these portfolio companies and as such these interests may be considered a joint enterprise under applicable regulations. To the extent that MCC’s interests in these portfolio companies may need to be restructured in the future or to the extent that MCC chooses to exit certain of these transactions, MCC’s ability to do so will be limited.

MCC is highly dependent on information systems and systems failures could significantly disrupt MCC’s business, which may, in turn, negatively affect the market price of MCC Common Stock and MCC’s ability to pay distributions.

MCC’s business is highly dependent on MCC’s and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in MCC’s activities. MCC’s financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond MCC’s control and adversely affect MCC’s business. There could be:

•        sudden electrical or telecommunications outages;

•        natural disasters such as earthquakes, tornadoes and hurricanes;

•        disease pandemics;

•        events arising from local or larger scale political or social matters, including terrorist acts; and

•        cyber-attacks.

These events, in turn, could have a material adverse effect on MCC’s operating results and negatively affect the market price of MCC Common Stock and MCC’s ability to pay distributions to MCC Stockholders.

A failure of cybersecurity systems, as well as the occurrence of events unanticipated in MCC’s disaster recovery systems and management continuity planning, could impair MCC’s ability to conduct business effectively.

Cybersecurity refers to the combination of technologies, processes, and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. MCC is subject to cybersecurity risks. Information cybersecurity risks have significantly increased in recent years and, while MCC has not experienced any material losses relating to cyber-attacks or other information security breaches, MCC could suffer such losses in the future. MCC’s computer systems, both internal and those provided by third-party service providers, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, MCC’s computer systems and networks, or otherwise cause interruptions or malfunctions in MCC’s operations or the operations of MCC’s customers or counterparties, which could result in significant losses or reputational damage. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect MCC’s business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, MCC may be required to expend significant additional resources to modify MCC’s protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. MCC currently does not maintain insurance coverage relating to cybersecurity risks, and MCC may be required to expend significant additional resources to modify MCC’s protective measures or to investigate and remediate vulnerabilities or other exposures, and MCC may be subject to litigation and financial losses that are not fully insured.

Third parties with which MCC does business may also be sources of cybersecurity or other technological risks. Cybersecurity failures or breaches by MCC Advisors and other service providers (including, but not limited to, accountants, custodians, transfer agents and administrators), and the issuers of securities in which MCC invests, also have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with MCC’s ability to calculate its NAV, impediments to trading, the inability of MCC Stockholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputation damages, reimbursement of other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future.

MCC outsources certain functions and these relationships allow for the storage and processing of MCC’s information, as well as customer, counterparty, employee and borrower information. While MCC engages in actions to reduce MCC’s exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure or destruction of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above.

MCC’s business and operations could be negatively affected because MCC has been named as a defendant in various securities class actions and derivative lawsuits and may be named in additional ones in the future, which could cause MCC to incur significant expense, hinder execution of its investment strategy and impact MCC’s stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing in the BDC space recently. MCC is currently a defendant in the MCC Stockholder Action and the New York Actions, and due to the potential volatility of MCC’s stock price and for a variety of other reasons, MCC may in the future become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the MCC Board’s attention and resources from MCC’s business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to MCC’s future, adversely affect MCC’s relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, MCC may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, MCC’s stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism. See “Sierra, MCC, and MDLY have been named as defendants in various securities class actions and derivative lawsuits and may be named in additional ones in the future, which has resulted in, and which may result in the future in, substantial costs and may delay or prevent the completion of the Mergers or the MDLY Merger, as applicable.”

Risks Relating to MCC’s Investments

MCC may not realize gains from MCC’s equity investments.

When MCC makes a debt investment, MCC may acquire warrants or other equity securities as well. In addition, MCC may invest directly in the equity securities of portfolio companies. MCC’s goal is ultimately to dispose of such equity interests and realize gains upon MCC’s disposition of such interests. However, the equity interests MCC receives may not appreciate in value and, in fact, may decline in value. Accordingly, MCC may not be able to realize gains from MCC’s equity interests, and any gains that MCC does realize on the disposition of any equity interests may not be sufficient to offset any other losses MCC experiences.

MCC’s investments are very risky and highly speculative.

MCC invests primarily in senior secured first lien term loans and senior secured second lien term loans issued by private middle-market companies.

Senior Secured Loans    There is a risk that the collateral securing MCC’s loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital, and, in some circumstances, MCC’s lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that MCC will receive principal and interest payments according to the loan’s terms, or at all, or that MCC will be able to collect on the loan should MCC be forced to enforce MCC’s remedies.

Equity Investments    When MCC invests in senior secured first lien term loans or senior secured second lien term loans, MCC may receive warrants or other equity securities as well. In addition, MCC may invest directly in the equity securities of portfolio companies. The warrants or equity interests MCC receive may not appreciate in value and, in fact, may decline in value. Accordingly, MCC may not be able to realize gains from MCC’s warrants or equity interests, and any gains that MCC does realize on the disposition of any warrants or equity interests may not be sufficient to offset any other losses MCC experiences.

In addition, investing in private middle-market companies involves a number of significant risks. See “— MCC’s investments in private middle-market portfolio companies may be risky, and you could lose all or part of your investment” below.

MCC’s investments in private middle-market portfolio companies may be risky, and a MCC Stockholder could lose all or part of its investment.

Investments in private middle-market companies involve a number of significant risks. Generally, little public information exists about these companies, and MCC is required to rely on the ability of MCC’s investment management team to obtain adequate information to evaluate the potential returns from investing in these companies. If MCC is unable to uncover all material information about these companies, MCC may not make a fully informed investment decision, and MCC may lose money on MCC’s investments. Private middle-market companies may have limited financial resources and may be unable to meet their obligations under their debt securities that MCC holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of MCC’s realizing any guarantees MCC may have obtained in connection with MCC’s investment. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Additionally, private middle-market companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on MCC’s portfolio company and, in turn, on MCC. Private middle-market companies also generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, MCC’s executive officers, directors and MCC Advisors may, in the ordinary course of business, be named as defendants in litigation arising from MCC’s investments in these types of companies.

MCC intends to invest primarily in secured debt issued by MCC’s portfolio companies. In the case of MCC’s senior secured first lien term loans, the portfolio companies usually have, or may be permitted to incur, other debt that ranks equally with the debt securities in which MCC invests. With respect to MCC’s senior secured second lien term loans, the portfolio companies usually have, or may be permitted to incur, other debt that ranks above or equally with the debt securities in which MCC invests. In the case of debt ranking above the senior secured second lien term loans in which MCC invests, MCC would be subordinate to such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company and therefore the holders of debt instruments ranking senior to MCC’s investment in that portfolio company would typically be entitled to receive payment in full before MCC receives any distribution. In the case of debt ranking equally with debt securities in which MCC invests, MCC would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Additionally, certain loans that MCC makes to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before MCC. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then MCC, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

The rights MCC may have with respect to the collateral securing the loans MCC makes to MCC’s portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that MCC enters into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: (1) the ability to cause the commencement of enforcement proceedings against the collateral; (2) the ability to control the conduct of such proceedings; (3) the approval of amendments to collateral documents; (4) releases of liens on the collateral; and (5) waivers of past defaults under collateral documents. MCC may not have the ability to control or direct such actions, even if MCC’s rights are adversely affected.

Continuation of the current decline in oil and natural gas prices for a prolonged period of time could have a material adverse effect on MCC.

As of June 30, 2019, approximately 6.5% of MCC’s portfolio at fair value is invested in energy-related businesses. A decline in oil and natural gas prices would adversely affect the credit quality of these investments. A decrease in credit quality would, in turn, negatively affect the fair value of these investments, which would consequently negatively affect MCC’s financial position and results of operations. Should the current decline in oil and natural gas prices persist, it is likely that MCC’s energy-related portfolio companies’ abilities to satisfy financial or operating covenants imposed by MCC or other lenders will be adversely affected, thereby negatively impacting MCC’s financial condition and their ability to satisfy their debt service and other obligations to MCC. If the Mergers are consummated, approximately 3.5% of the Combined Company’s portfolio at fair value will be invested in energy-related businesses on a pro forma basis as of June 30, 2019. Therefore, this risk factor would apply to the Combined Company following the completion of the Mergers.

MCC’s portfolio companies may prepay loans, which prepayment may reduce stated yields if capital returned cannot be invested in transactions with equal or greater expected yields.

MCC’s loans to portfolio companies are prepayable at any time, and most of them at no premium to par. It is uncertain as to when each loan may be prepaid. Whether a loan is prepaid will depend both on the continued positive performance of the portfolio company and the existence of favorable financing market conditions that allow such company the ability to replace existing financing with less expensive capital. As market conditions change frequently, it is unknown when, and if, this may be possible for each portfolio company. In the case of some of these loans, having the loan prepaid early may reduce the achievable yield for MCC below the stated yield to maturity contained herein if the capital returned cannot be invested in transactions with equal or greater expected yields.

MCC may acquire indirect interests in loans rather than direct interests, which would subject MCC to additional risk.

MCC may make or acquire loans or investments through participation agreements. A participation agreement typically results in a contractual relationship only with the counterparty to the participation agreement and not with the borrower. MCC Advisors has adopted best execution procedures and guidelines to mitigate credit and counterparty risk when MCC acquires a loan through a participation agreement. In investing through participations, MCC will generally not have a right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and MCC may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, MCC will be exposed to the credit risk of both the borrower and the counterparty selling the participation. In the event of insolvency of the counterparty, MCC, by virtue of holding participation interests in the loan, may be treated as its general unsecured creditor. In addition, although MCC may have certain contractual rights under the loan participation that require the counterparty to obtain MCC’s consent prior to taking various actions relating to the loan, MCC cannot guarantee that the counterparty will seek such consent prior to taking various actions. Further, in investing through participation agreements, MCC may not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that MCC would otherwise conduct if MCC were investing directly in the loan, which may result in MCC being exposed to greater credit or fraud risk with respect to the borrower or the loan than MCC expected when initially purchasing the participation. See “Risk Factors — Risks Relating to MCC’s Business — There are significant potential conflicts of interest that could affect MCC’s investment returns” above.

MCC’s failure to make follow-on investments in MCC’s portfolio companies could impair the value of MCC’s portfolio and MCC’s ability to make follow-on investments in certain portfolio companies may be restricted.

Following an initial investment in a portfolio company, provided that there are no restrictions imposed by the Investment Company Act, MCC may make additional investments in that portfolio company as “follow-on” investments in order to: (1) increase or maintain in whole or in part MCC’s equity ownership percentage; (2) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or (3) attempt to preserve or enhance the value of MCC’s initial investment.

MCC has the discretion to make any follow-on investments, subject to the availability of capital resources. MCC may elect not to make follow-on investments or otherwise lack sufficient funds to make those investments. MCC’s failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and MCC’s initial investment, or may result in a missed opportunity for MCC to increase its participation in a successful operation. Even if MCC has sufficient capital to make a desired follow-on investment, MCC may elect not to make such follow-on investment because MCC may not want to increase its concentration of risk, because MCC prefers other opportunities, because MCC is inhibited by compliance with BDC requirements or because MCC desires to maintain its RIC tax status. MCC also may be restricted from making follow-on investments in certain portfolio companies to the extent that affiliates of MCC’s hold interests in such companies.

MCC’s ability to invest in public companies may be limited in certain circumstances.

To maintain MCC’s status as a BDC, MCC is not permitted to acquire any assets other than “qualifying assets” specified in the Investment Company Act unless, at the time the acquisition is made, at least 70% of MCC’s total assets are qualifying assets (with certain limited exceptions). Subject to certain exceptions for follow-on investments and distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as qualifying assets only if such issuer has a market capitalization that is less than $250 million at the time of such investment. In addition, MCC may invest up to 30% of MCC’s portfolio in opportunistic investments which will be intended to diversify or complement the remainder of MCC’s portfolio and to enhance MCC’s returns to stockholders. These investments may include private equity investments, securities of public companies that are broadly traded and securities of non-U.S. companies. MCC expects that these public companies generally will have debt securities that are non-investment grade.

MCC’s investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

MCC’s investment strategy contemplates that a portion of MCC’s investments may be in securities of foreign companies. Investing in foreign companies may expose MCC to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Although it is anticipated that most of MCC’s investments will be denominated in U.S. dollars, MCC’s investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency may change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. MCC may employ hedging techniques to minimize these risks, but MCC can offer no assurance that MCC will, in fact, hedge currency risk or, that if MCC does, such strategies will be effective. As a result, a change in currency exchange rates may adversely affect MCC’s profitability.

Hedging transactions may expose MCC to additional risks.

MCC may engage in currency or interest rate hedging transactions. If MCC engages in hedging transactions, MCC may expose itself to risks associated with such transactions. MCC may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of MCC’s portfolio positions from changes in currency exchange rates and market interest rates.

Hedging against a decline in the values of MCC’s portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transaction may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that MCC is not able to enter into a hedging transaction at an acceptable price.

While MCC may enter into transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if MCC had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, MCC may not seek or be able to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent MCC from achieving the intended hedge and expose MCC to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

The disposition of MCC’s investments may result in contingent liabilities.

MCC currently expects that a significant portion of MCC’s investments will involve lending directly to private companies. In connection with the disposition of an investment in private securities, MCC may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. MCC may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through MCC’s return of certain distributions previously made to MCC.

If MCC invests in the securities and obligations of distressed and bankrupt issuers, MCC might not receive interest or other payments.

MCC may invest in the securities and obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer of those obligations might not make any interest or other payments. MCC may not realize gains from its equity investments.

Risks Relating to MCC’s Operations as a BDC and a RIC

Regulations governing MCC’s operation as a BDC may limit MCC’s ability to, and the way in which MCC raises additional capital, which could have a material adverse impact on MCC’s liquidity, financial condition and results of operations.

MCC’s business requires a substantial amount of capital to operate and grow. MCC may acquire additional capital from the issuance of senior securities (including debt and preferred stock), the issuance of additional shares of MCC Common Stock or from securitization transactions. However, MCC may not be able to raise additional capital in the future on favorable terms or at all. Additionally, MCC may only issue senior securities up to the maximum amount permitted by the Investment Company Act. The Investment Company Act permits MCC to issue senior securities only in amounts such that MCC’s asset coverage, as defined in the Investment Company Act, equals at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) after such issuance or incurrence. If MCC’s assets decline in value and MCC fails to satisfy this test, MCC may be required to liquidate a portion of its investments and repay a portion of its indebtedness at a time when such sales or repayment may be disadvantageous, which could have a material adverse impact on MCC’s liquidity, financial condition and results of operations. As of June 30, 2019, MCC’s asset coverage was 191% after giving effect to leverage and therefore MCC’s asset coverage is below 200%, the minimum asset coverage requirement under the Investment Company Act. As a result, MCC is prohibited from making distributions to MCC Stockholders, including the payment of any dividend, and may not employ further leverage until MCC’s asset coverage is at least 200% after giving effect to such leverage.

•        Senior Securities.    As a result of issuing senior securities, MCC would also be exposed to typical risks associated with leverage, including an increased risk of loss. If MCC issues preferred securities, such securities would rank “senior” to common stock in MCC’s capital structure, resulting in preferred stockholders having separate voting rights and possibly rights, preferences or privileges more favorable than those granted to holders of MCC Common Stock. Furthermore, the issuance of preferred securities could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for MCC Stockholders or otherwise be in your best interest.

•        Additional Common Stock.    The MCC Board may decide to issue common stock to finance MCC’s operations rather than issuing debt or other senior securities. As a BDC, MCC is generally not able to issue MCC Common Stock at a price below NAV without first obtaining required approvals from MCC Stockholders and MCC’s independent directors. In any such case, the price at which MCC’s securities are to be issued and sold may not be less than a price that, in the determination of the MCC Board, closely approximates the market value of such securities at the relevant time. MCC may also make rights offerings to MCC Stockholders at prices per share less than the NAV per share, subject to the requirements of the Investment Company Act. If MCC raises additional funds by issuing more common stock or senior securities convertible into, or exchangeable for, MCC Common Stock, the percentage ownership of MCC Stockholders at that time would decrease, and such stockholders may experience dilution.

Changes in the laws or regulations governing MCC’s business, or changes in the interpretations thereof, and any failure by MCC to comply with these laws or regulations, could have a material adverse effect on MCC’s business, results of operations or financial condition.

Changes in the laws or regulations or the interpretations of the laws and regulations that govern BDCs, RICs or non-depository commercial lenders could significantly affect MCC’s operations and MCC’s cost of doing business. MCC is subject to federal, state and local laws and regulations and are subject to judicial and administrative decisions that affect MCC’s operations, including its loan originations, maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure procedures and other trade practices. If these laws, regulations or decisions change, or if MCC expands its business into jurisdictions that have adopted more stringent requirements than those in which MCC currently conduct business, MCC may have to incur significant expenses in order to comply, or MCC might have to restrict MCC’s operations. In addition, if MCC does not comply with applicable laws, regulations and decisions, MCC may lose licenses needed for the conduct of MCC’s business and may be subject to civil fines and criminal penalties.

The impact of recent financial reform legislation on MCC is uncertain.

The Dodd-Frank Act became effective on July 21, 2010. Many provisions of the Dodd-Frank Act have delayed effective dates or have required extensive rulemaking by regulatory authorities. However, the new presidential administration has announced its intention to repeal, amend, or replace certain portions of the Dodd-Frank Act and the regulations implemented thereunder. Given the uncertainty associated with the manner in which and whether the provisions of the Dodd-Frank Act will be implemented, repealed, amended, or replaced, the full impact such requirements will have on MCC’s business, results of operations or financial condition is unclear. The changes resulting from the Dodd-Frank Act or any changes to the regulations already implemented thereunder may require MCC to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact MCC’s business, results of operations or financial condition. While MCC cannot predict what effect any changes in the laws or regulations or their interpretations would have on MCC as a result of recent financial reform legislation, these changes could be materially adverse to MCC and MCC Stockholders.

MCC cannot predict how tax reform legislation will affect MCC, MCC’s investments, or the MCC Stockholders, and any such legislation could adversely affect MCC’s business.

Legislative or other actions relating to taxes could have a negative effect on MCC. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. In December 2017, Congress passed tax reform legislation, which the President recently signed into law. Such legislation has made many changes to the Code, including significant changes to the taxation of business entities, the deductibility of interest expense, and the tax treatment of capital investment. MCC cannot predict with certainty how any future changes in the tax laws might affect MCC, the MCC Stockholders, or MCC’s portfolio investments. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect MCC’s ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to MCC and the MCC Stockholders of such qualification, or could have other adverse consequences. MCC Stockholders are urged to consult with their tax advisors regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in MCC’s securities.

Recent legislation may allow MCC to incur additional leverage.

The Investment Company Act generally prohibits MCC from incurring indebtedness unless immediately after such borrowing MCC has an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of MCC’s assets). However, in March 2018, the SBCA modified the Investment Company Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to 150%, if certain requirements are met. Under the Investment Company Act, MCC is allowed to increase MCC’s leverage capacity if MCC Stockholders representing at least a majority of the votes cast, when a quorum is present, approve a proposal to do so. If MCC receives stockholder approval, MCC would be allowed to increase its leverage capacity on the first day after such approval. Alternatively, the Investment Company Act allows the majority of MCC’s independent directors to approve an increase in MCC’s leverage capacity, and such approval would become effective after the one-year anniversary of such proposal. In either case, MCC would be required to make certain disclosures on its website and in SEC filings regarding, among other things, the receipt of approval to increase MCC’s leverage, MCC’s leverage capacity and usage, and risks related to leverage.

As a result of the SBCA, MCC may be able to increase its leverage up to an amount that reduces MCC’s asset coverage ratio from 200% to 150%. Leverage magnifies the potential for loss on investments in MCC’s indebtedness and on invested equity capital. As MCC uses leverage to partially finance its investments, MCC Stockholders will experience increased risks of investing in MCC’s securities. If the value of MCC’s assets increases, then leveraging would cause the NAV attributable to MCC Common Stock to increase more sharply than it would have had MCC not leveraged. Conversely, if the value of MCC’s assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had MCC not leveraged its business. Similarly, any increase in MCC’s income in excess of interest payable on the borrowed funds would cause MCC’s net investment income to increase more than it would without the leverage, while any decrease in MCC’s income would cause net investment income to decline more sharply than it would have had MCC not borrowed. Such a decline could negatively affect MCC’s ability to pay common stock dividends, scheduled debt payments or other payments related to MCC’s securities. Leverage is generally considered a speculative investment technique.

If MCC does not invest a sufficient portion of MCC’s assets in qualifying assets, MCC could fail to qualify as a BDC, which would have a material adverse effect on MCC’s business, financial condition and results of operations.

As a BDC, MCC may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of MCC’s total assets are qualifying assets. MCC’s intent is that a substantial portion of the investments that MCC acquires will constitute qualifying assets. However, MCC may be precluded from investing in what MCC believes are attractive investments if such investments are not qualifying assets for purposes of the Investment Company Act. If MCC does not invest a sufficient portion of MCC’s assets in qualifying assets, MCC could be found to be in violation of the Investment Company Act provisions applicable to BDCs and possibly lose MCC’s status as a BDC, which would have a material adverse effect on MCC’s business, financial condition and results of operations.

MCC will become subject to corporate-level U.S. federal income tax if MCC is unable to maintain MCC’s qualification as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

MCC has elected and qualified to be treated as a RIC under Subchapter M of the Code and intend to maintain such qualification for succeeding tax years. No assurance can be given that MCC will be able to maintain MCC’s RIC tax treatment. To obtain and maintain RIC tax treatment under the Code, MCC must meet the following annual distribution, income source and asset diversification requirements.

•        The distribution requirement for a RIC is satisfied if MCC distributes to MCC Stockholders on an annual basis at least 90% of MCC’s net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because MCC may use debt financing, MCC is subject to certain asset coverage ratio requirements under the Investment Company Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict MCC from making distributions necessary to satisfy the distribution requirement. If MCC is unable to obtain cash from other sources, MCC could fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

•        The income source requirement is satisfied if MCC obtains at least 90% of MCC’s income for each taxable year from dividends, interest, gains from the sale of stock or securities or similar sources.

•        The asset diversification requirement is satisfied if MCC meets certain asset diversification requirements at the end of each quarter of MCC’s taxable year. To satisfy this requirement, at least 50% of the value of MCC’s assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities, with those other securities limited, in respect of any one issuer, to an amount that does not exceed 5% of the value of its total assets and that does not represent more than 10% of the outstanding voting securities of such issuer; and no more than 25% of the value of MCC’s assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by MCC and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet those requirements may result in MCC’s having to dispose of certain investments quickly in order to prevent the loss of RIC tax treatment. Because most of MCC’s investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If MCC fails to qualify for RIC tax treatment for any reason or becomes subject to corporate-level U.S. federal income tax, the resulting corporate taxes could substantially reduce MCC’s net assets, the amount of income available for distribution and the amount of MCC’s distributions. Such a failure would have a material adverse effect on MCC’s results of operations and financial conditions, and thus, MCC Stockholders.

Risks Relating to an Investment in MCC’s Securities

Investing in MCC’s securities may involve an above average degree of risk.

The investments MCC makes in accordance with MCC’s investment objective may result in a higher amount of risk than alternative investment options and a higher risk of volatility or loss of principal. MCC’s investments in portfolio companies involve higher levels of risk and, therefore, an investment in MCC’s securities may not be suitable for someone with lower risk tolerance.

Shares of closed-end investment companies, including BDCs, may, at times, trade at a discount to their NAV.

Shares of closed-end investment companies, including BDCs, may, at times, trade at a discount from NAV. This characteristic of closed-end investment companies and BDCs is separate and distinct from the risk that MCC’s NAV per share may decline. MCC cannot predict whether MCC Common Stock will trade at, above or below NAV.

The market price of MCC Common Stock may fluctuate significantly.

The market price and liquidity of the market for shares of MCC Common Stock may be significantly affected by numerous factors, some of which are beyond MCC’s control and may not be directly related to MCC’s operating performance. These factors include:

•        significant volatility in the market price and trading volume of securities of BDCs or other companies in MCC’s sector, which are not necessarily related to the operating performance of the companies;

•        changes in regulatory policies, accounting pronouncements or tax guidelines, particularly with respect to BDCs or RICs;

•        loss of MCC’s qualification as a RIC or BDC;

•        changes in earnings or variations in operating results;

•        changes in the value of MCC’s portfolio of investments;

•        changes in accounting guidelines governing valuation of MCC’s investments;

•        any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•        departure of MCC Advisors’ or any of its affiliates’ key personnel;

•        operating performance of companies comparable to MCC;

•        general economic trends and other external factors; and

•        loss of a major funding source.

Sales of substantial amounts of MCC Common Stock in the public market may have an adverse effect on the market price of MCC Common Stock.

Sales of substantial amounts of MCC Common Stock, or the availability of such common stock for sale, could adversely affect the prevailing market prices for MCC Common Stock. If this occurs and continues, it could impair MCC’s ability to raise additional capital through the sale of securities should MCC desires to do so.

Certain provisions of the DGCL, the MCC Certificate and the MCC Bylaws could deter takeover attempts and have an adverse impact on the price of MCC Common Stock.

The DGCL, the MCC Certificate, and the MCC Bylaws contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for MCC. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of MCC Common Stock the opportunity to realize a premium over the market price of MCC Common Stock.

The NAV per share of MCC Common Stock may be diluted if MCC sells shares of MCC Common Stock in one or more offerings at prices below the then current NAV per share of MCC Common Stock or securities to subscribe for or convertible into shares of MCC Common Stock.

While MCC currently does not have the requisite stockholder approval to sell shares of MCC Common Stock at a price or prices below MCC’s then current NAV per share, MCC may seek such approval in the future. In addition, at MCC’s 2012 Annual Meeting of Stockholders, MCC received approval from MCC Stockholders to authorize MCC, with the approval of the MCC Board, to issue securities to, subscribe to, convert to, or purchase shares of MCC Common Stock in one or more offerings, subject to certain conditions as set forth in the proxy statement. Such authorization has no expiration.

Any decision to sell shares of MCC Common Stock below its then current NAV per share or issue securities to subscribe for or convertible into shares of MCC Common Stock would be subject to the determination by the MCC Board that such issuance is in MCC’s and MCC Stockholders’ best interests.

If MCC were to sell shares of MCC Common Stock below its then current NAV per share, such sales would result in an immediate dilution to the NAV per share of MCC Common Stock. This dilution would occur as a result of the sale of shares at a price below the then current NAV per share of MCC Common Stock and a proportionately greater decrease in MCC Stockholders’ interest in MCC’s earnings and assets and their voting interest in MCC than the increase in MCC’s assets resulting from such issuance. Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect cannot be predicted.

If MCC issues warrants or securities to subscribe for or convertible into shares of MCC Common Stock, subject to certain limitations, the exercise or conversion price per share could be less than NAV per share at the time of exercise or conversion (including through the operation of anti-dilution protections). Because MCC would incur expenses in connection with any issuance of such securities, such issuance could result in a dilution of the NAV per share at the time of exercise or conversion. This dilution would include reduction in NAV per share as a result of the proportionately greater decrease in MCC Stockholders’ interest in MCC’s earnings and assets and their voting interest than the increase in MCC’s assets resulting from such issuance.

Further, if MCC’s current stockholders do not purchase any shares to maintain their percentage interest, regardless of whether such offering is above or below the then current NAV per share, their voting power will be diluted. For example, if MCC sells an additional 10% of MCC’s shares of common stock at a 5% discount from NAV, a stockholder who does not participate in that offering for its proportionate interest will suffer NAV dilution of up to 0.5% or $5 per $1,000 of NAV.

The MCC Notes are unsecured and therefore are effectively subordinated to any secured indebtedness MCC has currently incurred or may incur in the future.

The MCC Notes are not secured by any of MCC’s assets or any of the assets of MCC’s subsidiaries. As a result, the MCC Notes are effectively subordinated to any secured indebtedness MCC or MCC’s subsidiaries have currently incurred and may incur in the future (or any indebtedness that is initially unsecured to which MCC subsequently grants security) to the extent of the value of the assets securing such indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of MCC’s existing or future secured indebtedness and the secured indebtedness of MCC’s subsidiaries may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the MCC Notes. As of June 30, 2019, before netting out debt issuance costs, the MCC Term Loan Facility and the MCC Revolving Credit Facility had no outstanding balances.

The MCC Notes are structurally subordinated to the indebtedness and other liabilities of MCC’s subsidiaries.

The MCC Notes are obligations exclusively of MCC and not of any of MCC’s subsidiaries. None of MCC’s subsidiaries is a guarantor of the MCC Notes and the MCC Notes are not required to be guaranteed by any subsidiary MCC may acquire or create in the future. Any assets of MCC’s subsidiaries will not be directly available to satisfy the claims of MCC’s creditors, including holders of the MCC Notes. Except to the extent MCC is a creditor with recognized claims against MCC’s subsidiaries, all claims of creditors of MCC’s subsidiaries will have priority over MCC’s equity interests in such subsidiaries (and therefore the claims of MCC’s creditors, including holders of the MCC Notes) with respect to the assets of such subsidiaries. Even if MCC is recognized as a creditor of one or more of MCC’s subsidiaries, MCC’s claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to MCC’s claims. Consequently, the MCC Notes will be structurally subordinated to all indebtedness and other liabilities of any of MCC’s subsidiaries and any subsidiaries that MCC may in the future acquire or establish. Although MCC’s subsidiaries currently do not have any indebtedness outstanding, they may incur substantial indebtedness in the future, all of which would be structurally senior to the MCC Notes.

The indenture under which the 2023 Notes and the 2021 Notes were issued contains limited protection for holders of the 2023 Notes and the 2021 Notes.

The indenture under which the 2023 Notes and the 2021 Notes (collectively, the “MCC U.S. Notes”) were issued offers limited protection to holders of the MCC U.S. Notes. The terms of the indenture and the MCC U.S. Notes do not restrict MCC’s or any of MCC’s subsidiaries’ ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have an adverse impact on your investment in the MCC U.S. Notes. In particular, the terms of the indenture and the MCC U.S. Notes place no restrictions on MCC’s or MCC’s subsidiaries’ ability to:

•        issue securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the MCC U.S. Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the MCC U.S. Notes to the extent of the values of the assets securing such debt, (3) indebtedness of MCC’s that is guaranteed by one or more of MCC’s subsidiaries and which therefore is structurally senior to the MCC U.S. Notes and (4) securities, indebtedness or obligations issued or incurred by MCC’s subsidiaries that would be senior to MCC’s equity interests in MCC’s subsidiaries and therefore rank structurally senior to the MCC U.S. Notes with respect to the assets of MCC’s subsidiaries, in each case other than an incurrence of indebtedness or other obligation that would cause a violation of Section 18(a)(1)(A) of the Investment Company Act, as modified by Section 61(a)(1) of the Investment Company Act, or any successor provisions. These provisions generally prohibit MCC from making additional borrowings, including through the issuance of additional debt or the sale of additional debt securities, unless MCC’s asset coverage, as defined in the Investment Company Act, equals at least 200% after such borrowings. As of June 30, 2019, MCC’s asset coverage was 191% after giving effect to leverage and therefore the Company is prohibited from making additional borrowings, including through the issuance of additional debt or the sale of additional debt securities;

•        pay dividends on, or purchase or redeem or make any payments in respect of, capital stock or other securities ranking junior in right of payment to the MCC U.S. Notes, in each case other than dividends, purchases, redemptions or payments that would cause a violation of Section 18(a)(1)(B) of the Investment Company Act, as modified by Section 61(a)(1) of the Investment Company Act, or any successor provisions. These provisions generally prohibit MCC from declaring any cash dividend or distribution upon any class of MCC’s capital stock, or purchasing any such capital stock if MCC’s asset coverage, as defined in the Investment Company Act, is below 200% at the time of the declaration of the dividend or distribution or the purchase and after deducting the amount of such dividend, distribution or purchase. As of June 30, 2019, MCC’s asset coverage was 191% after giving effect to leverage and therefore the Company is prohibited from declaring any cash dividend or distribution upon any class of our capital stock, or purchasing any such capital stock;

•        sell assets (other than certain limited restrictions on MCC’s ability to consolidate, merge or sell all or substantially all of MCC’s assets);

•        enter into transactions with affiliates;

•        create liens (including liens on the shares of MCC’s subsidiaries) or enter into sale and leaseback transactions;

•        make investments; or

•        create restrictions on the payment of dividends or other amounts to MCC from MCC’s subsidiaries.

In addition, the indenture does not require MCC to offer to purchase the MCC U.S. Notes in connection with a change of control or any other event.

Furthermore, the terms of the indenture and the MCC U.S. Notes generally do not protect holders of the MCC U.S. Notes in the event that MCC experiences changes (including significant adverse changes) in MCC’s financial condition, results of operations or credit ratings, as they do not require that MCC or MCC’s subsidiaries adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow, or liquidity other than as described under the indenture. Any changes, while unlikely, to the financial tests in the Investment Company Act could affect the terms of the MCC U.S. Notes.

MCC’s ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the MCC U.S. Notes may have important consequences for you as a holder of the MCC U.S. Notes, including making it more difficult for MCC to satisfy MCC’s obligations with respect to the MCC U.S. Notes or negatively affecting the trading value of the MCC U.S. Notes. Other debt MCC issues or incurs in the future could contain more protections for its holders than the indenture and the MCC U.S. Notes, including additional covenants and events of default. The issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of the MCC U.S. Notes.

An active trading market for the MCC Notes may not develop or be sustained, which could limit the market price of the MCC Notes or your ability to sell them.

Although the MCC Notes are listed on the NYSE under the symbols “MCV,” in the case of the 2023 Notes, and “MCX,” in the case of the 2021 Notes, and listed on the TASE in the case of the 2024 Notes, MCC cannot provide any assurances that an active trading market will develop or be sustained for the MCC Notes or that you will be able to sell your MCC Notes. At various times, the MCC Notes may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, MCC’s credit ratings, general economic conditions, MCC’s financial condition, performance and prospects and other factors. To the extent an active trading market is not sustained, the liquidity and trading price for the MCC Notes may be harmed.

If MCC defaults on its obligations to pay its other indebtedness, MCC may not be able to make payments on the MCC Notes.

Any default under the agreements governing MCC’s indebtedness that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make MCC unable to pay principal, premium, if any, and interest on the MCC Notes and substantially decrease the market value of the MCC Notes. If MCC is unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on MCC’s indebtedness, or if MCC otherwise fails to comply with the various covenants, including financial and operating covenants, in the instruments governing MCC’s indebtedness, MCC could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the other debt MCC may incur in the future could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against MCC’s assets, and MCC could be forced into bankruptcy or liquidation. If MCC’s operating performance declines, MCC may in the future need to seek to obtain waivers from the required lenders under the debt that MCC may incur in the future to avoid being in default. If MCC breaches MCC’s covenants under its debt and seeks a waiver, MCC may not be able to obtain a waiver from the required lenders. If this occurs, MCC would be in default under such debt, the lenders could exercise their rights as described above, and MCC could be forced into bankruptcy or liquidation. If MCC is unable to repay debt, lenders having secured obligations could proceed against the collateral securing the debt. Because any future credit facility will likely have customary cross-default provisions, if the indebtedness under the MCC Notes or under any future credit facility is accelerated, MCC may be unable to repay or finance the amounts due.

If MCC issues preferred stock, the NAV and market value of MCC Common Stock may become more volatile.

If MCC issues preferred stock, MCC cannot assure you that such issuance would result in a higher yield or return to the holders of MCC Common Stock. The issuance of preferred stock would likely cause the NAV and market value of MCC Common Stock to become more volatile. If the dividend rate on the preferred stock were to approach the net rate of return on MCC’s investment portfolio, the benefit of leverage to the holders of MCC Common Stock would be reduced. If the dividend rate on the preferred stock were to exceed the net rate of return on MCC’s portfolio, the leverage would result in a lower rate of return to the holders of MCC Common Stock than if MCC had not issued preferred stock. Any decline in the NAV of MCC’s investments would be borne entirely by the holders of MCC Common Stock. Therefore, if the market value of MCC’s portfolio were to decline, the leverage would result in a greater decrease in NAV to the holders of MCC Common Stock than if MCC were not leveraged through the issuance of preferred stock. This greater NAV decrease would also tend to cause a greater decline in the market price for MCC Common Stock. MCC might be in danger of failing to maintain the required asset coverage of the preferred stock or of losing MCC’s ratings on the preferred stock or, in an extreme case, MCC’s current investment income might not be sufficient to meet the dividend requirements on the preferred stock. In order to counteract such an event, MCC might need to liquidate investments in order to fund a redemption of some or all of the preferred stock. In addition, MCC would pay (and the holders of MCC Common Stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, including higher advisory fees if MCC’s total return exceeds the dividend rate on the preferred stock. Holders of preferred stock may have different interests than holders of MCC Common Stock and may at times have disproportionate influence over MCC’s affairs.

Holders of any preferred stock MCC might issue would have the right to elect members of the board of directors and class voting rights on certain matters.

Holders of any preferred stock MCC might issue, voting separately as a single class, would have the right to elect two members of the board of directors at all times and in the event dividends become two full years in arrears, would have the right to elect a majority of MCC’s directors until such arrearage is completely eliminated. In addition, preferred stockholders would have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly would be able to veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of MCC Common Stock and preferred stock, both by the Investment Company Act and by requirements imposed by rating agencies or the terms of any credit facility to which MCC is a party, might impair MCC’s ability to maintain MCC’s qualification as a RIC for U.S. federal income tax purposes. While MCC would intend to redeem MCC’s preferred stock to the extent necessary to enable MCC to distribute MCC’s income as required to maintain MCC’s qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.

Risks Relating to MDLY

The following risk factors apply to MDLY prior to closing of the Mergers or the MDLY Merger, as applicable, and, following the completion of the Mergers or the MDLY Merger, as applicable, will apply to the Combined Company or the Sierra/MDLY Company, as applicable, to the extent still applicable.

Risks Relating to MDLY’s Business and Industry

Difficult market and political conditions may adversely affect MDLY’s business in many ways, including by reducing the value or hampering the performance of the investments made by MDLY’s funds, each of which could materially and adversely affect MDLY’s business, results of operations and financial condition.

MDLY’s business is materially affected by conditions in the global financial markets and economic and political conditions throughout the world, such as interest rates, availability and cost of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to MDLY’s taxation, taxation of MDLY’s investors, the possibility of changes to tax laws in either the United States or any non-U.S. jurisdiction and regulations on asset managers), trade barriers including tariffs, commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, terrorist acts and security operations). These factors are outside of MDLY’s control and may affect the level and volatility of asset prices and the liquidity and value of investments, and MDLY may not be able to or may choose not to manage MDLY’s exposure to these conditions. Ongoing developments in the U.S. and global financial markets following the unprecedented turmoil in the global capital markets and the financial services industry in late 2008 and early 2009, and ongoing after-effects including market turbulence and volatility, continue to illustrate that the current environment is still one of uncertainty and instability for investment management business. More recently, global financial markets have experienced heightened volatility, including the June 2016 Brexit referendum in the United Kingdom in favor of exiting the EU and subsequent uncertainty regarding the timing and terms of the exit, the results of the 2016 U.S. presidential and 2016 and 2018 congressional elections and resulting uncertainty regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies, and, more recently, concerns over increasing interest rates (particularly short-term rates), uncertainty regarding the short- and long-term effects of tax reform in the United States and uncertainty regarding trade policies and tariffs implemented by the Trump administration. For example, in February 2018, global equity markets experienced a widespread sell-off, and bonds have also declined in value. Any of the foregoing could have a significant impact on the markets in which MDLY operates and a material adverse impact on MDLY’s business prospects and financial condition.

A number of factors have had and may continue to have an adverse impact on credit markets in particular. In addition following a sustained period of historically low interest rate levels, in the United States, short-term interest rates have risen by 150 to 200 basis points since the U.S. presidential election in November 2016 with 75 to 125 bps of such amount attributable to increases seen between January 1, 2018 and December 31, 2018. Changes in and uncertainty surrounding interest rates may have a material effect on MDLY’s business, particularly with respect to the cost and availability of financing for significant acquisition and disposition transactions. Furthermore, some of the provisions under the newly enacted tax law in the United States, Public Law No. 115-97 (the “Tax Cuts and Jobs Act”) could have a negative impact on the cost of financing and dampen the attractiveness of credit. There has been a corresponding meaningful increase in the uncertainty surrounding interest rates, foreign exchange rates, trade volume, and fiscal and economic policies, which has heightened volatility in the U.S. and global markets and could persist for an extended period.

These and other conditions in the global financial markets and the global economy may result in adverse consequences for MDLY’s funds and their respective investee companies, which could restrict such funds’ investment activities and impede such funds’ ability to effectively achieve their investment objectives. In addition, because the fees MDLY earns under MDLY’s investment management agreements are based in part on the market value of MDLY’s assets under management and in part on investment performance, if any of these factors cause a decline in MDLY’s assets under management or result in non-performance of loans by investee companies, it would result in lower fees earned, which could in turn materially and adversely affect MDLY’s business and results of operations.

Recently enacted laws, such as Tax Cuts and Jobs Act, or regulations and future changes in the U.S. taxation of businesses may impact MDLY’s effective tax rate or may adversely affect MDLY’s business, financial condition and operating results.

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act, which significantly changed the Code, including a reduction in the federal statutory corporate income tax rate to 21%, a new limitation on the deductibility of business interest expense, restrictions on the use of net operating loss carryforwards arising in taxable years beginning after December 31, 2017 and dramatic changes to the taxation of income earned from foreign sources and foreign subsidiaries. The Tax Cuts and Jobs Act also authorizes the Treasury Department to issue regulations with respect to the new provisions. In addition, there can be no assurance that U.S. tax laws, including the corporate income tax rate, would not undergo significant changes in the near future.

MDLY derives a substantial portion of its revenues from funds managed pursuant to advisory agreements that may be terminated or fund partnership agreements that permit fund investors to remove MDLY as the general partner.

With respect to MDLY’s permanent capital vehicles, each fund’s investment management agreement must be approved annually by such fund’s board of directors or by the vote of a majority of the stockholders and the majority of the independent members of such fund’s board of directors and, in certain cases, by its stockholders, as required by law. In addition, as required by the Investment Company Act, both MCC and Sierra have the right to terminate their respective management agreements without penalty upon 60 days’ written notice to their respective advisers. Termination of these agreements would reduce the fees MDLY earns from the relevant funds, which could have a material adverse effect on MDLY’s results of operations. For the six months ended June 30, 2019, MDLY’s investment advisory relationships with MCC and Sierra represented approximately 27.3% and 41.6%, respectively, of MDLY’s total management fees. These investment advisory relationships also represented, in the aggregate, 38.6% of MDLY’s assets under management at June 30, 2019. There can be no assurance that MDLY’s investment management agreements with respect to MCC and Sierra will remain in place.

With respect to MDLY’s long-dated private funds, insofar as MDLY controls the general partner of such funds, the risk of termination of the investment management agreement for such funds is limited, subject to MDLY’s fiduciary or contractual duties as general partner. However, the applicable fund partnership agreements may permit the limited partners of each respective fund to remove MDLY as general partner by a majority or, in certain circumstances, a super majority vote. In addition, the partnership agreements provide for dissolution of the partnership upon certain changes of control.

MDLY’s separately managed accounts (“SMAs”) are governed by investment management agreements that may be terminated by investors at any time for cause under the applicable agreement and “cause” may include the departure of specified members of MDLY’s senior management team. Absent cause, the investment management agreements that govern MDLY’s SMAs are generally not terminable during the specified investment period or following the specified investment period, prior to the scheduled maturities or disposition of the subject assets under management.

Termination of these agreements would negatively affect the fees MDLY earns from the relevant funds, which could have a material adverse effect on MDLY’s results of operations.

MDLY may not be able to maintain its current fee structure as a result of industry pressure from fund investors to reduce fees, which could have an adverse effect on its profit margins and results of operations.

MDLY may not be able to maintain its current fee structure as a result of industry pressure from fund investors to reduce fees. Although MDLY’s investment management fees vary among and within asset classes, historically MDLY has competed primarily on the basis of MDLY’s performance and not on the level of MDLY’s investment management fees relative to those of MDLY’s competitors. In recent years, however, there has been a general trend toward lower fees in the investment management industry. In September 2009, the Institutional Limited Partners Association published a set of Private Equity Principles (the “Principles”), which were revised in January 2011. The Principles were developed to encourage discussion between limited partners and general partners regarding private equity fund partnership terms. Certain of the Principles call for enhanced “alignment of interests” between general partners and limited partners through modifications of some of the terms of fund arrangements, including proposed guidelines for fees and performance income structures. Although MDLY has no obligation to modify any of MDLY’s fees with respect to MDLY’s existing funds, MDLY may experience pressure to do so in MDLY’s funds. More recently institutional investors have been allocating increasing amounts of capital to alternative investment strategies as well as attempting to reduce management and investment fees to external managers, whether through direct reductions, deferrals or rebates. MDLY cannot assure you that MDLY will succeed in providing investment returns and service that will allow MDLY to maintain MDLY’s current fee structure. For example, on December 3, 2015, MDLY agreed to reduce MDLY’s fees from MCC and beginning January 1, 2016, the base management fee from MCC was reduced to 1.50% on gross assets above $1 billion. In addition, MDLY reduced MDLY’s incentive fee from MCC from 20% on pre-incentive fee net investment income over an 8% hurdle, to 17.5% on pre-incentive fee net investment income over a 6% hurdle and introduced a netting mechanism and incentive fee income will be subject to a rolling three-year look back. Under no circumstances will MDLY’s recently implemented fee structure result in higher fees from MCC than fees under the current investment management agreement. Fee reductions on existing or future new business could have an adverse effect on MDLY’s profit margins and results of operations. For more information about MDLY’s fees, see “Business of MDLY — Fee Structure.”

A change of control of MDLY could result in termination of its investment advisory agreements.

Pursuant to the Investment Company Act, each of the investment advisory agreements for the BDCs that MDLY advises automatically terminates upon its deemed “assignment” and a BDC’s board and stockholders must approve a new agreement in order for MDLY to continue to act as its investment adviser. In addition, pursuant to the Advisers Act, each of MDLY’s investment advisory agreements for the separate accounts MDLY manages may not be “assigned” without the consent of the client. A sale of a controlling block of MDLY’s voting securities and certain other transactions would be deemed an “assignment” pursuant to both the Investment Company Act and the Advisers Act. Such an assignment may be deemed to occur in the event that MDLY’s pre-IPO owners dispose of enough of their interests in MDLY such that they no longer own a controlling interest in MDLY. If such a deemed assignment occurs, there can be no assurance that MDLY will be able to obtain the necessary consents from clients whose funds are managed pursuant to separate accounts or the necessary approvals from the boards and shareholders of the SEC-registered BDCs that MDLY advises. An assignment, actual or constructive, would trigger these termination and consent provisions and, unless the necessary approvals and consents are obtained, could adversely affect MDLY’s ability to continue managing client accounts, resulting in the loss of assets under management and a corresponding loss of revenue. MDLY and Sierra are seeking these consents in connection with the MDLY Merger Agreement. See “— Risks Relating to the Mergers — The inability of Sierra, MCC and/or MDLY to obtain certain third-party consents and approvals could delay or prevent the completion of the Mergers.”

The historical returns attributable to MDLY’s funds should not be considered as indicative of the future results of MDLY’s funds or of MDLY’s future results or of any returns expected on an investment in MDLY Class A Common Stock.

The historical performance of MDLY’s funds is relevant to MDLY primarily insofar as it is indicative of fees MDLY has earned in the past and may earn in the future and MDLY’s reputation and ability to raise new funds. The historical and potential returns of the funds MDLY advises are not, however, directly linked to returns on MDLY Class A Common Stock. Therefore, you should not conclude that positive performance of the funds MDLY advises will necessarily result in positive returns on an investment in MDLY Class A Common Stock. However, poor performance of the funds MDLY advises could cause a decline in MDLY’s revenues and could therefore have a negative effect on MDLY’s operating results and returns on MDLY Class A Common Stock. An investment in MDLY Class A Common Stock is not an investment in any of MDLY’s funds. Also, there is no assurance that projections in respect of MDLY’s funds or unrealized valuations will be realized.

Moreover, the historical returns of MDLY’s funds should not be considered indicative of the future returns of these funds or from any future funds MDLY may raise, in part because:

•        market conditions during previous periods may have been significantly more favorable for generating positive performance than the market conditions MDLY may experience in the future;

•        MDLY’s funds’ rates of returns, which are calculated on the basis of NAV of the funds’ investments, including unrealized gains, which may never be realized;

•        MDLY’s funds’ returns have previously benefited from investment opportunities and general market conditions that may not recur, and MDLY’s funds may not be able to achieve the same returns or profitable investment opportunities or deploy capital as quickly;

•        the historical returns that MDLY presents in this Amended Joint Proxy Statement/Prospectus derive largely from the performance of MDLY’s earlier funds, whereas future fund returns will depend increasingly on the performance of MDLY’s newer funds or funds not yet formed, which may have little or no realized investment track record;

•        you will not benefit from any value that was created in MDLY’s funds prior to MDLY’s becoming a public company if such value was previously realized;

•        in recent years, there has been increased competition for investment opportunities resulting from the increased amount of capital invested in alternative funds and high liquidity in debt markets, and the increased competition for investments may reduce MDLY’s returns in the future; and

•        MDLY’s newly established funds may generate lower returns during the period that they take to deploy their capital.

The future internal rate of return for any current or future fund may vary considerably from the historical internal rate of return generated by any particular fund, or for MDLY’s funds as a whole. Future returns will also be affected by the risks described in this Amended Joint Proxy Statement/Prospectus, including risks of the industries and business in which a particular fund invests.

If MDLY is unable to consummate or successfully integrate development opportunities, acquisitions or joint ventures, MDLY may not be able to implement MDLY’s growth strategy successfully.

MDLY’s growth strategy may include the selective development or acquisition of other asset management businesses, advisory businesses or other businesses or financial products complementary to MDLY’s business where MDLY thinks it can add substantial value or generate substantial returns. The success of this strategy will depend on, among other things: (a) the availability of suitable opportunities, (b) the level of competition from other companies that may have greater financial resources, (c) MDLY’s ability to value potential development or acquisition opportunities accurately and negotiate acceptable terms for those opportunities, (d) MDLY’s ability to obtain requisite approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays, (e) MDLY’s ability to identify and enter into mutually beneficial relationships with venture partners and (f) MDLY’s ability to properly manage conflicts of interest. Moreover, even if MDLY is able to identify and successfully complete an acquisition, MDLY may encounter unexpected difficulties or incur unexpected costs associated with integrating and overseeing the operations of the new business or activities. If MDLY is not successful in implementing MDLY’s growth strategy, MDLY’s business, results of operations and the market price for MDLY Class A Common Stock may be adversely affected.

MDLY depends on third-party distribution sources to market MDLY’s investment strategies.

MDLY’s ability to grow MDLY’s assets under management, particularly with respect to MDLY’s BDCs, is dependent on access to third-party intermediaries, including investment banks, broker dealers and registered investment advisers. MDLY cannot assure you that these intermediaries will continue to be accessible to MDLY on commercially reasonable terms, or at all. In addition, pension fund consultants may review and evaluate MDLY’s institutional products and MDLY’s firm from time to time. Poor reviews or evaluations of either a particular product, or of MDLY, may result in institutional client withdrawals or may impair MDLY’s ability to attract new assets through these consultants.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

MDLY’s funds have historically invested primarily in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies including that private companies:

•        have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

•        may have limited financial resources and may be unable to meet their obligations under debt that MDLY holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of MDLY realizing any guarantees MDLY may have obtained in connection with MDLY’s investment;

•        may have shorter operating histories, narrower product lines and smaller market shares than larger business, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

•        are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on MDLY’s investee company and, in turn, on MDLY; and

•        generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing business with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, MDLY’s executive officers, directors or employees may, in the ordinary course of business, be named as defendants in litigation arising from MDLY’s funds’ investments in investee companies.

Finally, limited public information generally exists about private companies and these companies may not have third-party debt ratings or audited financial statements. MDLY must therefore rely on the ability of MDLY’s funds’ advisors to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If MDLY is unable to uncover all material information about these companies, MDLY’s funds may lose money on such investments.

MDLY’s funds’ investments in investee companies may be risky, and MDLY’s funds could lose all or part of their investments.

MDLY’s funds pursue strategies focused on investing primarily in the debt of privately owned U.S. companies.

Senior Secured Debt and Second Lien Secured Debt.    When MDLY’s funds invest in senior secured term debt and second lien secured debt, MDLY’s funds will generally take a security interest in the available assets of these investee companies, including the equity interests of their subsidiaries. There is a risk that the collateral securing such investments may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the investee company to raise additional capital. Also, in some circumstances, MDLY’s security interest could be subordinated to claims of other creditors. In addition, deterioration in an investee company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Consequently, the fact that debt is secured does not guarantee that MDLY will receive principal and interest payments according to the investment terms, or at all, or that MDLY will be able to collect on the investment should MDLY be forced to enforce its remedies.

Senior Unsecured Debt.    MDLY’s funds may also make unsecured debt investments in investee companies, meaning that such investments will not benefit from any interest in collateral of such companies.

Subordinated Debt.    MDLY’s subordinated debt investments will generally be subordinated to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect MDLY’s investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject MDLY’s funds to non-cash income. Since the applicable fund would not receive any principal repayments prior to the maturity of some of MDLY’s subordinated debt investments, such investments will be of greater risk than amortizing loans.

Equity Investments.    Certain of MDLY’s funds make selected equity investments. In addition, when MDLY’s funds invest in senior and subordinated debt, they may acquire warrants or options to purchase equity securities or benefit from other types of equity participation. MDLY’s goal is ultimately to dispose of these equity interests and realize gains upon MDLY’s disposition of such interests. However, the equity interests MDLY’s funds receive may not appreciate in value and, in fact, may decline in value. Accordingly, MDLY’s funds may not be able to realize gains from such equity interests, and any gains that MDLY’s funds do realize on the disposition of any equity interests may not be sufficient to offset any other losses MDLY’s funds experience.

Most loans in which MDLY’s funds invest will not be rated by any rating agency and, if they were rated, they would be rated as below investment grade quality. Loans rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal. From time to time, MDLY’s funds, in the past, and may in the future, lose some or all of their investment in an investee company.

Prepayments of debt investments by MDLY’s investee companies could adversely impact MDLY’s results of operations.

MDLY is subject to the risk that the investments MDLY’s funds make in investee companies may be repaid prior to maturity. When this occurs, MDLY’s BDCs will generally use such proceeds to reduce their existing borrowings and MDLY’s private funds will generally return such capital to its investors, which capital may be recalled at a later date pursuant to such fund’s governing documents. With respect to MDLY’s SMAs, if such event occurs after the investment period, such capital will be returned to investors. Any future investment in a new investee company may also be at lower yields than the debt that was repaid. As a result, the results of operations of the affected fund could be materially adversely affected if one or more investee companies elect to prepay amounts owed to such fund, which could in turn have a material adverse effect on MDLY’s results of operations.

MDLY’s funds’ investee companies may incur debt that ranks equally with, or senior to, MDLY’s funds’ investments in such companies.

MDLY’s funds pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies. MDLY’s funds’ investee companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which MDLY’s funds invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which MDLY is entitled to receive payments with respect to the debt instruments in which MDLY’s funds invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of an investee company, holders of debt instruments ranking senior to MDLY’s funds’ investment in that investee company would typically be entitled to receive payment in full before MDLY receives any distribution. After repaying such senior creditors, such investee company may not have any remaining assets to use for repaying its obligation to MDLY’s funds. In the case of debt ranking equally with debt instruments in which MDLY’s funds invest, MDLY’s funds would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant investee company.

Subordinated liens on collateral securing loans that MDLY’s funds make to their investee companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and MDLY’s funds.

Certain debt investments that MDLY’s funds make in investee companies are secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the investee company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the debt. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before MDLY’s funds. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then MDLY’s funds, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the investee company’s remaining assets, if any.

MDLY’s funds may also make unsecured debt investments in investee companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such investee companies’ collateral, if any, will secure the investee company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the investee company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before MDLY. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy MDLY’s unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then MDLY’s unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the investee company’s remaining assets, if any.

The rights MDLY’s funds may have with respect to the collateral securing the debt investments MDLY’s funds make in their investee companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that MDLY’s funds enter into with the holders of senior secured debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the discretion of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. MDLY’s funds may not have the ability to control or direct such actions, even if their rights are adversely affected.

There may be circumstances where MDLY’s funds’ debt investments could be subordinated to claims of other creditors or MDLY’s funds could be subject to lender liability claims.

If one of MDLY’s investee companies were to go bankrupt, depending on the facts and circumstances, including the extent to which MDLY’s funds actually provided managerial assistance to that investee company or a representative of MDLY sat on the board of directors of such investee company, a bankruptcy court might recharacterize MDLY’s funds’ debt investment and subordinate all or a portion of MDLY’s funds’ claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, MDLY’s funds’ legal rights may be subordinated to other creditors.

In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that MDLY or MDLY’s funds could become subject to a lender’s liability claim, including as a result of actions taken if MDLY or MDLY’s funds render significant managerial assistance to, or exercise control or influence over the board of directors of, the borrower.

MDLY’s funds may not have the resources or ability to make additional investments in MDLY’s investee companies.

After an initial investment in an investee company, MDLY’s funds may be called upon from time to time to provide additional funds to such company or have the opportunity to increase their investment through the exercise of a warrant or other right to purchase common stock. There is no assurance that the applicable fund will make, or will have sufficient resources to make, follow-on investments. Even if such fund has sufficient capital to make a desired follow-on investment, MDLY may elect not to make a follow-on investment because MDLY may not want to increase MDLY’s level of risk, MDLY prefers other opportunities or MDLY is limited in its ability to do so by compliance with BDC requirements or maintaining RIC tax treatment, if applicable. Any decisions not to make a follow-on investment or any inability on MDLY’s part to make such an investment may have a negative impact on an investee company in need of such an investment, may result in a missed opportunity for MDLY to increase MDLY’s participation in a successful operation or may reduce the expected return on the investment.

Economic recessions or downturns could impair MDLY’s investee companies and harm MDLY’s operating results.

Many of MDLY’s investee companies are susceptible to economic slowdowns or recessions and may be unable to repay MDLY’s funds’ debt investments during these periods. Therefore, MDLY’s funds’ non-performing assets are likely to increase, and the value of MDLY’s funds’ portfolios are likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing MDLY’s senior secured or second lien secured debt. A severe recession may further decrease the value of such collateral and result in losses of value in such portfolios. Unfavorable economic conditions also could increase MDLY’s funding costs, limit MDLY’s access to the capital markets or result in a decision by lenders not to extend credit to MDLY on terms MDLY deems acceptable. Occurrence of any of these events could materially and adversely affect MDLY’s business and results of operations.

A covenant breach by MDLY’s investee companies may harm MDLY’s operating results.

An investee company’s failure to satisfy financial or operating covenants imposed by MDLY or other lenders could lead to defaults and, potentially, termination of its debt and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize an investee company’s ability to meet its obligations under the debt or equity instruments that MDLY’s funds hold. MDLY’s funds may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting investee company. To the extent MDLY’s funds incur additional costs and/or do not recover their investments in investee companies, MDLY may earn reduced management and incentive fees, which may adversely affect MDLY’s results of operations.

The investment management business is competitive.

The investment management business is competitive, with competition based on a variety of factors, including investment performance, business relationships, quality of service provided to investors, investor liquidity and willingness to invest, fund terms (including fees), brand recognition and business reputation. MDLY competes for investors with a number of other investment managers, public and private funds, BDCs, SBICs and others. Numerous factors increase MDLY’s competitive risks, including:

•        a number of MDLY’s competitors have greater financial, technical, marketing and other resources and more personnel than MDLY does;

•        some of MDLY’s funds may not perform as well as competitors’ funds or other available investment products;

•        several of MDLY’s competitors have raised significant amounts of capital, and many of them have similar investment objectives to MDLY’s, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that otherwise could be exploited;

•        some of MDLY’s competitors may have a lower cost of capital and access to funding sources that are not available to MDLY, which may create competitive disadvantages for MDLY with respect to MDLY’s funds;

•        some of MDLY’s competitors may be subject to less regulation and, accordingly, may have more flexibility to undertake and execute certain business or investments than MDLY does and/or bear less compliance expense than MDLY does;

•        some of MDLY’s competitors may have more flexibility than MDLY has in raising certain types of funds under the investment management contracts they have negotiated with their investors;

•        some of MDLY’s competitors may have better expertise or be regarded by investors as having better expertise in a specific asset class or geographic region than MDLY does; and

•        other industry participants may, from time to time, seek to recruit MDLY’s investment professionals and other employees away from MDLY.

In addition, the attractiveness of MDLY’s funds relative to investments in other investment products could decrease depending on economic conditions. This competitive pressure could adversely affect MDLY’s ability to make successful investments and limit MDLY’s ability to raise future funds, either of which would adversely impact MDLY’s business, results of operations and financial condition.

MDLY’s funds operate in a competitive market for lending that has recently intensified, and competition may limit MDLY’s funds’ ability to originate or acquire desirable loans and investments and could also affect the yields of these assets and have a material adverse effect on MDLY’s business, results of operations and financial condition.

MDLY’s funds operate in a competitive market for lending that has recently intensified. MDLY’s profitability depends, in large part, on MDLY’s funds’ ability to originate or acquire credit investments on attractive terms. In originating or acquiring MDLY’s target credit investments, MDLY competes with a variety of institutional lenders and investors, including specialty finance companies, public and private funds, commercial and investment banks, BDCs, SBICs, REITs, commercial finance and insurance companies and others. Some competitors may have a lower cost of funds and access to funding sources that are not available to MDLY, such as the U.S. government. Many of MDLY’s competitors or their funds are not subject to the operating constraints associated with qualifying as a RIC under Subchapter M of the Code or compliance with the Investment Company Act. In addition, some of MDLY’s competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, offer more attractive pricing, transaction structures, covenants or other terms and establish more relationships than MDLY. Furthermore, competition for originations of and investments in MDLY’s target assets may lead to the yields of such assets decreasing, which may further limit MDLY’s ability to generate satisfactory returns. Also, as a result of this competition, desirable loans and investments may be limited in the future and MDLY’s funds may not be able to take advantage of attractive lending and investment opportunities from time to time, thereby limiting their ability to identify and originate loans or make investments that are consistent with their investment objectives. MDLY cannot assure you that the competitive pressures MDLY’s funds face will not have a material adverse effect on MDLY’s business, results of operations and financial condition.

Dependence on leverage by certain of MDLY’s funds and by MDLY’s funds’ investee companies subjects MDLY to volatility and contractions in the debt financing markets and could adversely affect MDLY’s ability to achieve attractive rates of return on those investments.

MCC, Sierra and MDLY’s funds’ investee companies rely on the use of leverage, and MDLY’s ability to achieve attractive rates of return on investments will depend on MDLY’s ability to access sufficient sources of indebtedness at attractive rates. While MDLY’s permanent capital vehicles, MCC and Sierra, are MDLY’s only funds that currently rely on the use of leverage, certain of MDLY’s other funds may in the future rely on the use of leverage. If MDLY’s funds or the companies in which MDLY’s funds invest raise capital in the structured credit, leveraged loan and high yield bond markets, the results of their operations may suffer if such markets experience dislocations, contractions or volatility. Any such events could adversely impact the availability of credit to business generally and could lead to an overall weakening of the U.S. and global economies. Any economic downturn could adversely affect the financial resources of MDLY’s funds and their investments (in particular those investments that depend on credit from third parties or that otherwise participate in the credit markets) and their ability to make principal and interest payments on, or refinance, outstanding debt when due. Moreover, these events could affect the terms of available debt financing with, for example, higher rates, higher equity requirements and/or more restrictive covenants.

The absence of available sources of sufficient debt financing for extended periods of time or an increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance those investments. Certain investments may also be financed through borrowings on fund-level debt facilities, which may or may not be available for a refinancing at the end of their respective terms. Finally, the interest payments on the indebtedness used to finance MDLY’s funds’ investments are generally deductible expenses for income tax purposes, subject to limitations under applicable tax law and policy. Any change in such tax law or policy to eliminate or substantially limit these income tax deductions, as has been discussed from time to time in various jurisdictions, would reduce the after-tax rates of return on the affected investments, which may have an adverse impact on MDLY’s business and financial results.

Similarly, MDLY’s funds’ investee companies regularly utilize the corporate debt markets to obtain additional financing for their operations. MDLY’s investee companies are typically highly leveraged. Those that have credit ratings are typically non-investment grade and those that do not have credit ratings would likely be non-investment grade if they were rated. If the credit markets render such financing difficult to obtain or more expensive, this may negatively impact the operating performance of those investee companies and, therefore, the investment returns of MDLY’s funds. In addition, if the markets make it difficult or impossible to refinance debt that is maturing in the near term, some of MDLY’s investee companies may be unable to repay such debt at maturity and may be forced to sell assets, undergo a recapitalization or seek bankruptcy protection. Any of the foregoing circumstances could have a material adverse effect on MDLY’s business, results of operations and financial condition.

MDLY’s funds may choose to use leverage as part of their respective investment programs. As of September 30, 2018, MCC and Sierra were MDLY’s only funds that relied on leverage. As of June 30, 2019, MCC and Sierra were MDLY’s only funds that relied on leverage. As of June 30, 2019, MCC had a NAV of $248.1 million, $533.7 million of assets under management and an asset coverage ratio of 191%. As of June 30, 2019, Sierra had a NAV of $640.4 million, $987.3 million of assets under management and an asset coverage ratio of 295.2%. The use of leverage poses a significant degree of risk and enhances the possibility of a significant loss to investors. A fund may borrow money from time to time to make investments or may enter into derivative transactions with counterparties that have embedded leverage. The interest expense and other costs incurred in connection with such borrowing may not be recovered by returns on such investments and may be lost, and the timing and magnitude of such losses may be accelerated or exacerbated, in the event of a decline in the market value of such investments. Gains realized with borrowed funds may cause the fund’s NAV to increase at a faster rate than would be the case without borrowings. However, if investment results fail to cover the cost of borrowings, the fund’s NAV could also decrease faster than if there had been no borrowings. In addition, as BDCs registered under the Investment Company Act, MCC and Sierra are each permitted to issue senior securities in amounts such that its asset coverage ratio equals at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) after each issuance of senior securities. Each of MCC’s and Sierra’s ability to pay dividends will be restricted if its asset coverage ratio falls below at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) and any amounts that it uses to service its indebtedness are not available for dividends to its common stockholders. An increase in interest rates could also decrease the value of fixed-rate debt investments that MDLY’s funds make. Any of the foregoing circumstances could have a material adverse effect on MDLY’s business, results of operations and financial condition.

Some of MDLY’s funds may invest in companies that are highly leveraged, which may increase the risk of loss associated with those investments.

Some of MDLY’s funds may invest in companies whose capital structures involve significant leverage. For example, in many non-distressed private equity investments, indebtedness may be as much as 75% or more of an investee company’s total debt and equity capitalization, including debt that may be incurred in connection with the investment, whether incurred at or above the investment-level entity. In distressed situations, indebtedness may exceed 100% or more of an investee company’s capitalization. Additionally, the debt positions originated or acquired by MDLY’s funds may be the most junior in what could be a complex capital structure, and thus subject MDLY to the greatest risk of loss.

Investments in highly leveraged entities are also inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. In a rising interest rate environment, there may be an increase in the risk of loss associated with investing in highly leveraged companies.

Furthermore, the incurrence of a significant amount of indebtedness by an entity could, among other things:

•        subject the entity to a number of restrictive covenants, terms and conditions, any violation of which could be viewed by creditors as an event of default and could materially impact MDLY’s funds’ ability to realize value from the investment;

•        allow even moderate reductions in operating cash flow to render the entity unable to service its indebtedness, leading to a bankruptcy or other reorganization of the entity and a loss of part or all of MDLY’s funds’ equity investment in it;

•        give rise to an obligation to make mandatory prepayments of debt using excess cash flow, which might limit the entity’s ability to respond to changing industry conditions if additional cash is needed for the response, to make unplanned but necessary capital expenditures or to take advantage of growth opportunities;

•        limit the entity’s ability to adjust to changing market conditions, thereby placing it at a competitive disadvantage compared to its competitors that have relatively less debt;

•        limit the entity’s ability to engage in strategic acquisitions that might be necessary to generate attractive returns or further growth; and

•        limit the entity’s ability to obtain additional financing or increase the cost of obtaining such financing, including for capital expenditures, working capital or other general corporate purposes.

As a result, the risk of loss associated with a leveraged entity is generally greater than for companies with comparatively less debt. For example, a number of investments consummated by private equity sponsors during 2005, 2006 and 2007 that utilized significant amounts of leverage subsequently experienced severe economic stress and, in certain cases, defaulted on their debt obligations due to a decrease in revenues and cash flows precipitated by the subsequent economic downturn during 2008 and 2009.

MDLY generally does not control the business operations of MDLY’s investee companies and, due to the illiquid nature of MDLY’s investments, may not be able to dispose of such investments.

Investments by MDLY’s funds generally consist of debt instruments and equity securities of companies that MDLY does not control. MDLY does not expect to control most of MDLY’s investee companies, even though MDLY may have board representation or board observation rights, and MDLY’s debt agreements may impose certain restrictive covenants on MDLY’s borrowers. As a result, MDLY is subject to the risk that an investee company in which MDLY’s funds invest may make business decisions with which MDLY disagrees and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve MDLY’s interests as debt investors. Due to the lack of liquidity for MDLY’s investments in private companies, MDLY may not be able to dispose of MDLY’s interests in MDLY’s investee companies as readily as MDLY would like or at an appropriate valuation. As a result, an investee company may make decisions that could decrease the value of MDLY’s investment holdings.

A substantial portion of MDLY’s investments may be recorded at fair value as determined in good faith by or under the direction of MDLY’s respective funds’ boards of directors or similar bodies and, as a result, there may be uncertainty regarding the value of MDLY’s funds’ investments.

The debt and equity instruments in which MDLY’s funds invest for which market quotations are not readily available will be valued at fair value as determined in good faith by or under the direction of such fund’s board of directors or similar body. Most, if not all, of MDLY’s funds’ investments (other than cash and cash equivalents) are classified as Level III under ASC Topic 820 - Fair Value Measurements and Disclosures. This means that MDLY’s funds’ portfolio valuations will be based on unobservable inputs and MDLY’s funds’ assumptions about how market participants would price the asset or liability in question. MDLY expects that inputs into the determination of fair value of MDLY’s funds’ portfolio investments will require significant management judgment or estimation. Even if observable market data were available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. MDLY’s funds retain the services of an independent service provider to review the valuation of these loans and securities.

The types of factors that the board of directors, general partner or similar body may take into account in determining the fair value of a fund’s investments generally include, as appropriate, comparisons to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of an investee company, the nature and realizable value of any collateral, the investee company’s ability to make payments and its earnings and discounted cash flow, the markets in which the investee company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, MDLY’s determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. MDLY’s funds’ NAV could be adversely affected if determinations regarding the fair value of such funds’ investments were materially higher than the values that such funds’ ultimately realize upon the disposal of such loans and securities.

MDLY may need to pay “clawback” obligations if and when they are triggered under the governing agreements with respect to certain of MDLY’s funds and SMAs.

Generally, if at the termination of a fund (and sometimes at interim points in the life of a fund), the fund has not achieved investment returns that (in most cases) exceed the preferred return threshold or (in all cases) the general partner receives net profits over the life of the fund in excess of its allocable share under the applicable partnership agreement, MDLY will be obligated to repay an amount equal to the extent to which carried interest that was previously distributed to MDLY exceeds the amounts to which MDLY is ultimately entitled. These repayment obligations may correspond to amounts previously distributed to MDLY’s senior professionals prior to MDLY’s IPO, with respect to which holders of MDLY Class A Common Stock did not receive any benefit. This obligation is known as a “clawback” obligation. Medley LLC had not received any distributions of performance fees through June 30, 2019, other than tax distributions, a portion of which is subject to clawback. As of June 30, 2019, MDLY recorded a $7.2 million clawback obligation that would need to be paid if the funds were liquidated at fair value as of the end of the reporting period. Had MDLY assumed all existing investments were worthless as of June 30, 2019, there would be no additional amounts subject to clawback.

Although a clawback obligation is several to each person who received a distribution, and not a joint obligation, the governing agreements of MDLY’s funds generally provide that, if a recipient does not fund his or her respective share, MDLY may have to fund such additional amounts beyond the amount of carried interest MDLY retained, although MDLY generally will retain the right to pursue remedies against those carried interest recipients who fail to fund their obligations. MDLY may need to use or reserve cash to repay such clawback obligations instead of using the cash for other purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MDLY - Contingent Obligations.”

MDLY’s funds may face risks relating to undiversified investments.

While diversification is generally an objective of MDLY’s funds, there can be no assurance as to the degree of diversification, if any, that will be achieved in any fund investments. Difficult market conditions or slowdowns affecting a particular asset class, geographic region or other category of investment could have a significant adverse impact on a fund if its investments are concentrated in that area, which would result in lower investment returns. This lack of diversification may expose a fund to losses disproportionate to economic conditions or market declines in general if there are disproportionately greater adverse movements in the particular investments. If a fund holds investments concentrated in a particular issuer, security, asset class or geographic region, such fund may be more susceptible than a more widely diversified investment portfolio to the negative consequences of a single corporate, economic, political or regulatory event. Accordingly, a lack of diversification on the part of a fund could adversely affect a fund’s performance and, as a result, MDLY’s results of operations and financial condition.

Third-party investors in MDLY’s private funds may not satisfy their contractual obligation to fund capital calls when requested, which could adversely affect a fund’s operations and performance.

Investors in MDLY’s private funds make capital commitments to those funds that MDLY is entitled to call from those investors at any time during prescribed periods. MDLY depends on investors fulfilling and honoring their commitments when MDLY calls capital from them for those funds to consummate investments and otherwise pay their obligations when due. Any investor that did not fund a capital call would be subject to several possible penalties, including having a meaningful amount of its existing investment forfeited in that fund. However, the impact of the penalty is directly correlated to the amount of capital previously invested by the investor in the fund and if an investor has invested little or no capital, for instance early in the life of the fund, then the forfeiture penalty may not be as meaningful. Investors may also negotiate for lesser or reduced penalties at the outset of the fund, thereby limiting MDLY’s ability to enforce the funding of a capital call. Third-party investors in private funds often use distributions from prior investments to meet future capital calls. In cases where valuations of existing investments fall and the pace of distributions slows, investors may be unable to make new commitments to third-party managed investment funds such as those advised by MDLY. A failure of investors to honor a significant amount of capital calls for any particular fund or funds could have a material adverse effect on the operation and performance of those funds.

MDLY’s funds may be forced to dispose of investments at a disadvantageous time.

MDLY’s funds may make investments that they do not advantageously dispose of prior to the date the applicable fund is dissolved, either by expiration of such fund’s term or otherwise. Although MDLY generally expects that investments will be disposed of prior to dissolution or be suitable for in-kind distribution at dissolution, and the general partners of the funds have only a limited ability to extend the term of the fund with the consent of fund investors or the advisory board of the fund, as applicable, MDLY’s funds may have to sell, distribute or otherwise dispose of investments at a disadvantageous time as a result of dissolution. This would result in a lower than expected return on the investments and, perhaps, on the fund itself.

Hedging strategies may adversely affect the returns on MDLY’s funds’ investments.

When managing MDLY’s exposure to market risks, MDLY may (on MDLY’s own behalf or on behalf of MDLY’s funds) from time to time use forward contracts, options, swaps (including total return swaps), caps, collars, floors, foreign currency forward contracts, currency swap agreements, currency option contracts or other strategies. The success of any hedging or other derivative transactions generally will depend on MDLY’s ability to correctly predict market or foreign exchange changes, the degree of correlation between price movements of a derivative instrument and the position being hedged, the creditworthiness of the counterparty and other factors. As a result, while MDLY may enter into a transaction to reduce MDLY’s or a fund’s exposure to market risks, the transaction may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

While such hedging arrangements may reduce certain risks, such arrangements themselves may entail certain other risks. These arrangements may require the posting of cash collateral at a time when MDLY or a fund has insufficient cash or illiquid assets such that the posting of the cash is either impossible or requires the sale of assets at prices that do not reflect their underlying value. Moreover, these hedging arrangements may generate significant transaction costs, including potential tax costs, that may reduce the returns generated by a fund. Finally, the CFTC has made several public statements that it may soon issue a proposal for certain foreign exchange products to be subject to mandatory clearing, which could increase the cost of entering into currency hedges.

MDLY’s business depends in large part on MDLY’s ability to raise capital from investors. If MDLY were unable to raise such capital, MDLY would be unable to collect management fees or deploy such capital into investments, which would materially and adversely affect MDLY’s business, results of operations and financial condition.

MDLY’s ability to raise capital from investors depends on a number of factors, including many that are outside MDLY’s control. Investors may downsize their investment allocations to credit focused private funds or BDCs or to rebalance a disproportionate weighting of their overall investment portfolio among asset classes. Poor performance of MDLY’s funds could also make it more difficult for MDLY to raise new capital. MDLY’s investors and potential investors continually assess MDLY’s funds’ performance independently and relative to market benchmarks and MDLY’s competitors, and MDLY’s ability to raise capital for existing and future funds depends on MDLY’s funds’ performance. If economic and market conditions deteriorate, MDLY may be unable to raise sufficient amounts of capital to support the investment activities of future funds. If MDLY were unable to successfully raise capital, MDLY’s business, results of operations and financial condition would be adversely affected.

MDLY depends on MDLY’s senior management team, senior investment professionals and other key personnel, and MDLY’s ability to retain them and attract additional qualified personnel is critical to MDLY’s success and MDLY’s growth prospects.

MDLY depends on the diligence, skill, judgment, business contacts and personal reputations of MDLY’s senior management team, including Brook Taube and Seth Taube, MDLY’s co-Chief Executive Officers, senior investment professionals and other key personnel. MDLY’s future success will depend upon MDLY’s ability to retain MDLY’s senior professionals and other key personnel and MDLY’s ability to recruit additional qualified personnel. These individuals possess substantial experience and expertise in investing, are responsible for locating and executing MDLY’s funds’ investments, have significant relationships with the institutions that are the source of many of MDLY’s funds’ investment opportunities and, in certain cases, have strong relationships with MDLY’s investors. Therefore, if any of MDLY’s senior professionals or other key personnel join competitors or form competing companies, it could result in the loss of significant investment opportunities and certain existing investors.

The departure for any reason of any of MDLY’s senior professionals could have a material adverse effect on MDLY’s ability to achieve MDLY’s investment objectives, cause certain of MDLY’s investors to withdraw capital they invest with MDLY or elect not to commit additional capital to MDLY’s funds or otherwise have a material adverse effect on MDLY’s business and MDLY’s prospects. The departure of some or all of those individuals could also trigger certain “key man” provisions in the documentation governing certain of MDLY’s funds, which would permit the investors in those funds to suspend or terminate such funds’ investment periods or, in the case of certain funds, permit investors to withdraw their capital prior to expiration of the applicable lock-up date. MDLY does not carry any “key man” insurance that would provide MDLY with proceeds in the event of the death or disability of any of MDLY’s senior professionals, and MDLY does not have a policy that prohibits MDLY’s senior professionals from traveling together.

MDLY anticipates that it will be necessary for it to add investment professionals both to grow MDLY’s business and to replace those who depart. However, the market for qualified investment professionals is extremely competitive and MDLY may not succeed in recruiting additional personnel or MDLY may fail to effectively replace current personnel who depart with qualified or effective successors. MDLY’s efforts to retain and attract investment professionals may also result in significant additional expenses, which could adversely affect MDLY’s profitability or result in an increase in the portion of MDLY’s performance fees that MDLY grants to MDLY’s investment professionals.

MDLY’s failure to appropriately address conflicts of interest could damage MDLY’s reputation and adversely affect MDLY’s business.

As MDLY has expanded and as MDLY continues to expand the number and scope of MDLY’s business, MDLY increasingly confronts potential conflicts of interest relating to MDLY’s funds’ investment activities. Certain of MDLY’s funds may have overlapping investment objectives, including funds that have different fee structures, and potential conflicts may arise with respect to MDLY’s decisions regarding how to allocate investment opportunities among those funds. For example, a decision to receive material non-public information about a company while pursuing an investment opportunity for a particular fund gives rise to a potential conflict of interest when it results in MDLY’s having to restrict the ability of other funds to take any action.

In most cases, Medley is permitted to co-invest among MDLY’s private funds, MDLY’s SMAs, MDLY’s public BDCs and other advisory clients pursuant to an exemptive order issued by the SEC. MDLY has adopted an order aggregation and trade allocation policy designed to ensure that all of MDLY’s clients are treated fairly and to prevent this form of conflict from influencing the allocation of investment opportunities among clients. Allocations will generally be made pro rata principally based on each fund or advisory client’s capital available for investment. It is Medley’s policy to base its determinations as to the amounts of capital available for investment on such factors as: the amount of cash on hand, existing capital commitments and reserves, if any, the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions or otherwise imposed by applicable laws, rules, regulations or interpretations.

MDLY may also cause different funds to invest in a single investee company, for example, where the fund that made an initial investment no longer has capital available to invest. MDLY may also cause different funds that MDLY advises to purchase different classes of investments or securities in the same investee company. For example, certain of MDLY’s funds hold minority equity interests, or have the right to acquire such equity interests, in some of MDLY’s investee companies. As a result, MDLY may face conflicts of interests in connection with making business decisions for these investee companies to the extent that such decisions affect the debt and equity holders in these investee companies differently. In addition, MDLY may face conflicts of interests in connection with making investment or other decisions, including granting loan waivers or concessions with respect to these investee companies given that MDLY also manages private funds that may hold equity interests in these investee companies. In addition, conflicts of interest may exist in the valuation of MDLY’s investments and regarding decisions about the allocation of specific investment opportunities among MDLY and MDLY’s funds and the allocation of fees and costs among MDLY and MDLY’s funds. Though MDLY believes it has developed appropriate policies and procedures to resolve these conflicts, MDLY’s judgment on any particular allocation could be challenged. If MDLY fails to appropriately address any such conflicts, it could negatively impact MDLY’s reputation and ability to raise additional funds and the willingness of counterparties to do business with MDLY or result in potential litigation against MDLY.

Actions by activist investors relating to MDLY’s affiliates can be costly and time-consuming, disrupt MDLY’s operations and divert the attention of management and MDLY’s employees. Stockholder activism could create perceived uncertainties, which could result in the loss of potential business opportunities and make it more difficult for MDLY to attract and retain qualified personnel and business partners. Furthermore, stockholder activism could adversely affect MDLY’s ability to effectively and timely implement strategic plans, including in connection with the MDLY Merger.

Potential conflicts of interest may arise between holders of MDLY Class A Common Stock and MDLY’s funds’ investors.

MDLY’s subsidiaries that serve as the investment advisors to, or the general partners of, MDLY’s funds may have fiduciary duties and/or contractual obligations to those funds and their investors. As a result, MDLY expects to regularly take actions with respect to the purchase or sale of investments in MDLY’s funds, the structuring of investment transactions for the funds or otherwise in a manner consistent with such duties and obligations but that might at the same time adversely affect MDLY’s near-term results of operations or cash flows. This may in turn have an adverse effect on the price of MDLY Class A Common Stock and/or on the interests of MDLY Class A Common Stockholders. Additionally, to the extent MDLY fails to appropriately deal with any such conflicts of interest, it could negatively impact MDLY’s reputation and ability to raise additional funds.

Rapid growth of MDLY’s business may be difficult to sustain and may place significant demands on MDLY’s administrative, operational and financial resources.

MDLY’s assets under management have grown significantly in the past and MDLY is pursuing further growth. MDLY’s rapid growth has placed, and planned growth, if successful, will continue to place, significant demands on MDLY’s legal, compliance, accounting and operational infrastructure, and has increased expenses associated with all of the foregoing. In addition, MDLY is required to continuously develop MDLY’s systems and infrastructure in response to the increasing sophistication of the investment management market and legal, accounting, regulatory and tax developments. MDLY’s future growth will depend in part on MDLY’s ability to maintain an operating platform and management system sufficient to address MDLY’s growth and will require MDLY to incur significant additional expenses and to commit additional senior management and operational resources. As a result, MDLY faces significant challenges:

•        in maintaining adequate financial, regulatory (legal, tax and compliance) and business controls;

•        in implementing new or updated information and financial systems and procedures; and

•        in training, managing and appropriately sizing MDLY’s work force and other components of MDLY’s business on a timely and cost-effective basis.

MDLY may not be able to manage its expanding operations effectively or be able to continue to grow, and any failure to do so could adversely affect MDLY’s ability to generate revenue and control its expenses.

MDLY may enter into new lines of business and expand into new investment strategies, geographic markets and business, each of which may result in additional risks and uncertainties in MDLY’s businesses.

MDLY intends to grow its business by increasing assets under management in existing business and, if market conditions warrant, by expanding into complementary investment strategies, geographic markets and businesses. Accordingly, MDLY may pursue growth through acquisitions of other investment management companies, acquisitions of critical business partners or other strategic initiatives, which may include entering into new lines of business. Attempts to expand MDLY’s business involve a number of special risks, including some or all of the following:

•        the required investment of capital and other resources;

•        the assumption of liabilities in any acquired business;

•        the disruption of MDLY’s ongoing business;

•        entry into markets or lines of business in which MDLY may have limited or no experience;

•        increasing demands on MDLY’s operational and management systems and controls;

•        compliance with additional regulatory requirements;

•        potential increase in investor concentration; and

•        the broadening of MDLY’s geographic footprint, increasing the risks associated with conducting operations in certain foreign jurisdictions where MDLY currently has no presence.

Entry into certain lines of business may subject MDLY to new laws and regulations with which MDLY is not familiar, or from which MDLY is currently exempt, and may lead to increased litigation and regulatory risk. If a new business does not generate sufficient revenues or if MDLY is unable to efficiently manage MDLY’s expanded operations, MDLY’s results of operations will be adversely affected. MDLY’s strategic initiatives may include joint ventures, in which case MDLY will be subject to additional risks and uncertainties in that MDLY may be dependent upon, and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under MDLY’s control. Because MDLY has not yet identified these potential new investment strategies, geographic markets or lines of business, MDLY cannot identify for you all the risks MDLY may face and the potential adverse consequences on MDLY and your investment that may result from any attempted expansion.

Extensive regulation affects MDLY’s activities, increases the cost of doing business and creates the potential for significant liabilities and penalties that could adversely affect MDLY’s business and results of operations.

MDLY’s business is subject to extensive regulation, including periodic examinations, by governmental agencies and self-regulatory organizations in the jurisdictions in which MDLY operates. The SEC oversees the activities of MDLY’s subsidiaries that are registered investment advisers under the Advisers Act. In addition, MDLY regularly relies on exemptions from various requirements of the Securities Act, the Exchange Act, the Investment Company Act, the Commodity Exchange Act and the U.S. Employee Retirement Income Security Act of 1974. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties who MDLY does not control. If for any reason these exemptions were to be revoked or challenged or otherwise become unavailable to MDLY, MDLY could be subject to regulatory action or third-party claims, which could have a material adverse effect on MDLY’s business.

The SEC has indicated that investment advisers who receive transaction-based compensation for investment banking or acquisition activities relating to fund investee companies may be required to register as broker-dealers. Specifically, the SEC staff has noted that if a firm receives fees from a fund investee company in connection with the acquisition, disposition or recapitalization of such investee company, such activities could raise broker-dealer concerns under applicable regulations related to broker dealers. If MDLY receives such transaction fees and the SEC takes the position that such activities render MDLY a “broker” under the applicable rules and regulations of the Exchange Act, MDLY could be subject to additional regulation. If receipt of transaction fees from an investee company is determined to require a broker-dealer license, receipt of such transaction fees in the past or in the future during any time when MDLY did not or does not have a broker-dealer license could subject MDLY to liability for fines, penalties, damages or other remedies.

Since 2010, certain states and other regulatory authorities have begun to require investment managers to register as lobbyists in connection with their solicitation of commitments from governmental entities, including state and municipal pension funds. MDLY has registered as such in a number of jurisdictions, including California and New York. Other states or municipalities may consider similar legislation or adopt regulations or procedures with similar effect. These registration requirements impose significant compliance obligations and restrictions on registered lobbyists and their employers, which may include annual registration fees, periodic disclosure reports and internal recordkeeping, and may also prohibit the payment of contingent fees.

Each of the regulatory bodies with jurisdiction over MDLY has regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities. A failure to comply with the obligations imposed by the Advisers Act, including recordkeeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, could result in investigations, sanctions and reputational damage. MDLY is involved regularly in trading activities that implicate a broad number of U.S. securities law regimes, including laws governing trading on inside information, market manipulation and a broad number of technical trading requirements that implicate fundamental market regulation policies. Violation of these laws could result in severe restrictions on MDLY’s activities and damage to MDLY’s reputation.

MDLY’s failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of the registration of MDLY’s relevant subsidiaries as investment advisers or registered broker-dealers. The regulations to which MDLY’s business is subject are designed primarily to protect investors in MDLY’s funds and to ensure the integrity of the financial markets. They are not designed to protect MDLY Stockholders. Even if a sanction imposed against MDLY, one of MDLY’s subsidiaries or MDLY’s personnel by a regulator is for a small monetary amount, the adverse publicity related to the sanction could harm MDLY’s reputation, which in turn could have a material adverse effect on MDLY’s business in a number of ways, making it harder for MDLY to raise new funds and discouraging others from doing business with MDLY.

Failure to comply with “pay to play” regulations implemented by the SEC and certain states, and changes to the “pay to play” regulatory regimes, could adversely affect MDLY’s business.

In recent years, the SEC and several states have initiated investigations alleging that certain private equity firms and hedge funds or agents acting on their behalf have paid money to current or former government officials or their associates in exchange for improperly soliciting contracts with state pension funds. In June 2010, the SEC approved Rule 206(4)-5 under the Advisers Act regarding “pay to play” practices by investment advisers involving campaign contributions and other payments to government officials able to exert influence on potential government entity clients. Among other restrictions, the rule prohibits investment advisers from providing advisory services for compensation to a government entity for two years, subject to very limited exceptions, after the investment adviser, its senior executives or its personnel involved in soliciting investments from government entities make contributions to certain candidates and officials in a position to influence the hiring of an investment adviser by such government entity. Advisers are required to implement compliance policies designed, among other matters, to track contributions by certain of the adviser’s employees and engagements of third parties that solicit government entities and to keep certain records to enable the SEC to determine compliance with the rule. In addition, there have been similar rules on a state level regarding “pay to play” practices by investment advisers.

As a number of public pension plans are investors in MDLY’s funds, these rules could impose significant economic sanctions on MDLY’s business if MDLY or one of the other persons covered by the rules make any such contribution or payment, whether or not material or with an intent to secure an investment from a public pension plan. In addition, such investigations may require the attention of senior management and may result in fines or forfeitures of fees paid and an obligation to provide services without payment of fees if any of MDLY’s funds are deemed to have violated any regulations, thereby imposing additional expenses on MDLY. Any failure on MDLY’s part to comply with these rules could cause MDLY to lose compensation for MDLY’s advisory services or expose MDLY to significant penalties and reputational damage.

New or changed laws or regulations governing MDLY’s funds’ operations and changes in the interpretation thereof could adversely affect MDLY’s business.

The laws and regulations governing the operations of MDLY’s funds, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. Accordingly, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by MDLY’s funds to comply with these laws or regulations, could require changes to certain of MDLY’s business practices, negatively impact MDLY’s operations, assets under management or financial condition, impose additional costs on MDLY or otherwise adversely affect MDLY’s business. See “Business of MDLY - Regulatory and Compliance Matters” for a discussion of MDLY’s regulatory and compliance environment. The following includes the most significant regulatory risks facing MDLY’s business:

•        Changes in capital requirements may increase the cost of MDLY’s funds’ financing

If regulatory capital requirements - whether under the Dodd-Frank Act, Basel III, or other regulatory action - were to be imposed on MDLY’s funds, they may be required to limit, or increase the cost of, financing they provide to others. Among other things, this could potentially require MDLY’s funds to sell assets at an inopportune time or price, which could negatively impact MDLY’s operations, assets under management or financial condition.

•        The imposition of additional legal or regulatory requirements could make compliance more difficult and expensive, affect the manner in which MDLY conducts its business and adversely affect its profitability

In July 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act, among other things, imposes significant new regulations on nearly every aspect of the U.S. financial services industry, including new registration, recordkeeping and reporting requirements on private fund investment advisers. Importantly, while several key aspects of the Dodd-Frank Act have been defined through final rules, many aspects will be implemented by various regulatory bodies over the next several years. While MDLY already has several subsidiaries registered as investment advisers subject to SEC examinations, the imposition of any additional legal or regulatory requirements could make compliance more difficult and expensive, affect the manner in which MDLY conducts its business and adversely affect its profitability.

•        The implementation of the Volcker Rule could have adverse implications on MDLY’s ability to raise funds from certain entities

In December 2013, the Federal Reserve and other federal regulatory agencies adopted a final rule implementing a section of the Dodd-Frank Act that has become known as the “Volcker Rule.” The Volcker Rule generally prohibits insured banks or thrifts, any bank holding company or savings and loan holding company, any non-U.S. bank with a U.S. branch, agency or commercial lending company and any subsidiaries and affiliates of such entities, regardless of geographic location, from investing in or sponsoring “covered funds,” which include private equity funds or hedge funds and certain other proprietary activities. The effects of the Volcker Rule are uncertain but it is in any event likely to curtail various banking activities that in turn could result in uncertainties in the financial markets as well as MDLY’s business. Although MDLY does not currently anticipate that the Volcker Rule will adversely affect MDLY’s fundraising to any significant extent, there is uncertainty regarding the implementation of the Volcker Rule and its practical implications (including as a result of the long-term effects of the Volcker Rule, as well as potential changes to the rule in light of the OCC’s August 2017 solicitation of public comments on how the rule should be revised to better accomplish its purpose), and there could be adverse implications on MDLY’s ability to raise funds from the types of entities mentioned above as a result of this prohibition.

•        Increased regulation on banks’ leveraged lending activities could negatively affect the terms and availability of credit to MDLY’s funds and their investee companies

In March 2013, the Office of the Comptroller of the Currency, the Department of the Treasury, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation published revised guidance regarding expectations for banks’ leveraged lending activities. This guidance, and related or similar regulations, could further restrict credit availability, as well as potentially restrict certain of MDLY’s investing activities that rely on banks’ lending activities. This could negatively affect the terms and availability of credit to MDLY’s funds and their investee companies.

•        New restrictions on compensation could limit MDLY’s ability to recruit and retain investment professionals

The Dodd-Frank Act authorizes federal regulatory agencies to review and, in certain cases, prohibit compensation arrangements at financial institutions that give employees incentives to engage in conduct deemed to encourage inappropriate risk-taking by covered financial institutions. Such restrictions could limit MDLY’s ability to recruit and retain investment professionals and senior management executives.

•        Regulatory uncertainty could negatively impact MDLY’s ability to efficiently project, plan and operate MDLY’s business impacting profitability

In early February 2017, the Trump administration issued an executive order calling for a review of laws and regulations affecting the U.S. financial industry in order to determine their consistency with a set of core principles identified in the executive order. Several bills are pending in Congress that, if enacted, would amend the Dodd-Frank Act, including the Financial CHOICE Act (the “CHOICE Act”), which was approved by the House of Representatives. The Economic Growth, Regulatory Relief and Consumer Protection Act was enacted into law in 2018. The administration has expressed support for these proposals and encouraged the House and Senate to work together to present legislation to the President as quickly as possible. Such enacted and pending legislation could change the process and criteria for designating systemically important financial institutions, modify the Volcker Rule and make reforms to the Consumer Financial Protection Bureau, among other amendments to the Dodd-Frank Act. The CHOICE Act would also significantly enhance the SEC’s enforcement capabilities and increase the maximum civil penalties and criminal sanctions under federal securities laws, including under the Investment Company Act and the Advisers Act.

It is difficult to determine the full extent of the impact on MDLY of the Financial Choice Act, the Dodd-Frank Act or any other new laws, regulations or initiatives that may be proposed or whether any of the proposals will become law. In addition, as a result of proposed legislation, shifting areas of focus of regulatory enforcement bodies or otherwise, regulatory compliance practices may shift such that formerly accepted industry practices become disfavored or less common. Any changes or other developments in the regulatory framework applicable to MDLY’s businesses, including the changes described above and changes to formerly accepted industry practices, may impose additional costs on MDLY, require the attention of MDLY’s senior management or result in limitations on the manner in which MDLY conduct its businesses. Moreover, as calls for additional regulation have increased, there may be a related increase in regulatory investigations of the trading and other investment activities of alternative asset management funds, including MDLY’s funds. In addition, MDLY may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. Compliance with any new laws or regulations could make compliance more difficult and expensive, affect the manner in which MDLY conducts its businesses and adversely affect its profitability.

Present and future BDCs for which MDLY serves as investment adviser are subject to regulatory complexities that limit the way in which they do business and may subject them to a higher level of regulatory scrutiny.

MCC and Sierra, and other BDCs for which MDLY may serve as investment adviser in the future, operate under a complex regulatory environment. Such BDCs require the application of complex tax and securities regulations and may entail a higher level of regulatory scrutiny. In addition, regulations affecting BDCs generally affect their ability to take certain actions. For example, each of MCC and Sierra has elected to be treated as a RIC for U.S. federal income tax purposes. To maintain their status as a RIC, such vehicles must meet, among other things, certain source of income, asset diversification and annual distribution requirements. If any of MDLY’s BDCs fails to qualify for RIC tax treatment for any reason and remains or becomes subject to corporate-level U.S. federal income tax, the resulting corporate taxes could, among other things, substantially reduce such BDC’s net assets.

In addition, MCC and Sierra are subject to complex rules under the Investment Company Act, including rules that restrict certain of MDLY’s funds from engaging in transactions with MCC and Sierra. Under the regulatory and business environment in which they operate, MCC and Sierra must periodically access the capital markets to raise cash to fund new investments in excess of their repayments to grow. This results from MCC and Sierra each being required to generally distribute to their respective stockholders at least 90% of its investment company taxable income to maintain its RIC tax treatment, combined with regulations under the Investment Company Act that, subject to certain exceptions, generally prohibit MCC and Sierra from issuing and selling their common stock at a price below NAV per share and from incurring indebtedness (including for this purpose, preferred stock), if their asset coverage, as calculated pursuant to the Investment Company Act, equals less than 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) after such incurrence. If MDLY’s BDCs are found to be in violation of the Investment Company Act, they could lose their status as BDCs. If either of MDLY’s BDCs fails to continuously qualify as a BDC, such BDC might be subject to regulation as a registered closed-end investment company under the Investment Company Act, which would significantly decrease its operating flexibility. In addition, failure to comply with the requirements imposed on BDCs by the Investment Company Act could cause the SEC to bring an enforcement action against such BDC, which could have a material adverse effect on MDLY.

MDLY is subject to risks in using custodians, counterparties, administrators and other agents.

Some of MDLY’s funds depend on the services of custodians, counterparties, administrators, prime brokers and other agents to carry out certain financing, securities and derivatives transactions. The terms of these contracts are often customized and complex, and many of these arrangements occur in markets or relate to products that are not subject to regulatory oversight, although the Dodd-Frank Act provides for new regulation of the derivatives market. In particular, some of MDLY’s funds utilize arrangements with a relatively limited number of counterparties, which has the effect of concentrating the transaction volume (and related counterparty default risk) of such funds with these counterparties.

MDLY’s funds are subject to the risk that the counterparty to one or more of these contracts defaults, either voluntarily or involuntarily, on its performance under the contract. Any such default may occur suddenly and without notice to MDLY. Moreover, if a counterparty defaults, MDLY may be unable to take action to cover MDLY’s exposure, either because MDLY lacks contractual recourse or because market conditions make it difficult to take effective action. This inability could occur in times of market stress, which is when defaults are most likely to occur.

In addition, MDLY’s risk-management process may not accurately anticipate the impact of market stress or counterparty financial condition, and as a result, MDLY may not have taken sufficient action to reduce MDLY’s risks effectively. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large participant could lead to significant liquidity problems for other participants, which may in turn expose MDLY to significant losses.

Although MDLY has risk-management processes to ensure that MDLY is not exposed to a single counterparty for significant periods of time, given the large number and size of MDLY’s funds, MDLY often has large positions with a single counterparty. For example, some of MDLY’s funds have credit lines. If the lender under one or more of those credit lines were to become insolvent, MDLY may have difficulty replacing the credit line and one or more of MDLY’s funds may face liquidity problems.

In the event of a counterparty default, particularly a default by a major investment bank or a default by a counterparty to a significant number of MDLY’s contracts, one or more of MDLY’s funds may have outstanding trades that they cannot settle or are delayed in settling. As a result, these funds could incur material losses and the resulting market impact of a major counterparty default could harm MDLY’s business, results of operation and financial condition.

In the event of the insolvency of a prime broker, custodian, counterparty or any other party that is holding assets of MDLY’s funds as collateral, MDLY’s funds might not be able to recover equivalent assets in full as they will rank among the prime broker’s, custodian’s or counterparty’s unsecured creditors in relation to the assets held as collateral. In addition, MDLY’s funds’ cash held with a prime broker, custodian or counterparty generally will not be segregated from the prime broker’s, custodian’s or counterparty’s own cash, and MDLY’s funds may therefore rank as unsecured creditors in relation thereto. If MDLY’s derivatives transactions are cleared through a derivatives clearing organization, the CFTC has issued final rules regulating the segregation and protection of collateral posted by customers of cleared and uncleared swaps. The CFTC is also working to provide new guidance regarding prime broker arrangements and intermediation generally with regard to trading on swap execution facilities.

The counterparty risks that MDLY faces have increased in complexity and magnitude as a result of disruption in the financial markets in recent years. For example, the consolidation and elimination of counterparties has increased MDLY’s concentration of counterparty risk and decreased the universe of potential counterparties. MDLY’s funds are generally not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with a single counterparty. In addition, counterparties have generally reacted to recent market volatility by tightening their underwriting standards and increasing their margin requirements for all categories of financing, which has the result of decreasing the overall amount of leverage available and increasing the costs of borrowing.

A portion of MDLY’s revenue and cash flow is variable, which may impact MDLY’s ability to achieve steady earnings growth on a quarterly basis and may cause the price of MDLY Class A Common Stock to decline.

MDLY believes that base management fees are consistent and predictable. For all periods presented in MDLY’s financial statements, over 40% of total revenues was derived from base management fees. Due to MDLY’s investment strategy and the nature of MDLY’s fees, a portion of MDLY’s revenue and cash flow is variable, due primarily to the fact that the performance fees from MDLY’s long-dated private funds and SMAs can vary from quarter to quarter and year to year. For the six months ended June 30, 2019 and 2018, total revenues were $26.7 million and $29.5 million, respectively. There were no reversals of performance fees for the six months ended June 30, 2019 and 2018. Additionally, MDLY may also experience fluctuations in MDLY’s results from quarter to quarter and year to year due to a number of other factors, including changes in the values of MDLY’s funds’ investments, changes in MDLY’s operating expenses, the degree to which MDLY encounter competition and general economic and market conditions. Such variability may lead to volatility in the trading price of MDLY Class A Common Stock and cause MDLY’s results for a particular period not to be indicative of MDLY’s performance in a future period.

MDLY may be subject to litigation risks and may face liabilities and damage to MDLY’s professional reputation as a result.

In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against investment managers have been increasing. MDLY makes investment decisions on behalf of investors in MDLY’s funds that could result in substantial losses. This may subject MDLY to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. Further, MDLY may be subject to third-party litigation arising from allegations that MDLY improperly exercised control or influence over portfolio investments. In addition, MDLY and MDLY’s affiliates that are the investment managers and general partners of MDLY’s funds, MDLY’s funds themselves and those of MDLY’s employees who are MDLY’s, its subsidiaries’ or the funds’ officers and directors are each exposed to the risks of litigation specific to the funds’ investment activities and investee companies and, in the case where MDLY’s funds own controlling interests in public companies, to the risk of shareholder litigation by the public companies’ other shareholders. Moreover, MDLY is exposed to risks of litigation or investigation by investors or regulators relating to MDLY’s having engaged, or MDLY’s funds having engaged, in transactions that presented conflicts of interest that were not properly addressed.

Legal liability could have a material adverse effect on MDLY’s business, financial condition or results of operations or cause reputational harm to MDLY, which could harm MDLY’s business. MDLY depends to a large extent on MDLY’s business relationships and MDLY’s reputation for integrity and high-caliber professional services to attract and retain investors and to pursue investment opportunities for MDLY’s funds. As a result, allegations of improper conduct by private litigants or regulators, whether the ultimate outcome is favorable or unfavorable to MDLY, as well as negative publicity and press speculation about MDLY, its investment activities or the investment industry in general, whether or not valid, may harm MDLY’s reputation, which may be damaging to MDLY’s business.

Employee misconduct could harm MDLY by impairing its ability to attract and retain investors and subjecting MDLY to significant legal liability, regulatory scrutiny and reputational harm. Fraud and other deceptive practices or other misconduct at MDLY’s investee companies could similarly subject MDLY to liability and reputational damage and also harm MDLY’s business.

MDLY’s ability to attract and retain investors and to pursue investment opportunities for MDLY’s funds depends heavily upon the reputation of MDLY’s professionals, especially MDLY’s senior professionals. MDLY is subject to a number of obligations and standards arising from MDLY’s investment management business and MDLY’s authority over the assets managed by MDLY’s investment management business. The violation of these obligations and standards by any of MDLY’s employees could adversely affect investors in MDLY’s funds and MDLY. MDLY’s business often requires that MDLY deal with confidential matters of great significance to companies in which MDLY’s funds may invest. If MDLY’s employees were to use or disclose confidential information improperly, MDLY could suffer serious harm to MDLY’s reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct, and the extensive precautions MDLY takes to detect and prevent this activity may not be effective in all cases. If one or more of MDLY’s employees were to engage in misconduct or were to be accused of such misconduct, MDLY’s business and MDLY’s reputation could be adversely affected and a loss of investor confidence could result, which would adversely impact MDLY’s ability to raise future funds.

In addition, MDLY could be adversely affected as a result of actual or alleged misconduct by personnel of investee companies in which MDLY’s funds invest. For example, failures by personnel at MDLY’s investee companies to comply with anti-bribery, trade sanctions or other legal and regulatory requirements could expose MDLY to litigation or regulatory action and otherwise adversely affect MDLY’s business and reputation. Such misconduct could undermine MDLY’s due diligence efforts with respect to such companies and could negatively affect the valuation of a fund’s investments.

MDLY’s substantial indebtedness could adversely affect its financial condition, it ability to pay its debts or raise additional capital to fund its operations, MDLY’s ability to operate its business and its ability to react to changes in the economy or its industry and could divert its cash flow from operations for debt payments.

MDLY has a significant amount of indebtedness. As of June 30, 2019, MDLY’s total indebtedness, excluding unamortized discount, premium, and issuance costs, was approximately $144.0 million. MDLY’s substantial debt obligations could have important consequences, including:

•        requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on MDLY’s indebtedness, thereby reducing MDLY’s ability to use MDLY’s cash flow to fund MDLY’s operations and pursue future business opportunities;

•        exposing MDLY to increased interest expense, as MDLY’s degree of leverage may cause the interest rates of any future indebtedness (whether fixed or floating rate interest) to be higher than they would be otherwise;

•        exposing MDLY to the risk of increased interest rates because certain of MDLY’s indebtedness is at variable rates of interest;

•        making it more difficult for MDLY to satisfy its obligations with respect to its indebtedness, and any failure to comply with the obligations of any of MDLY’s debt instruments, including restrictive covenants, could result in an event of default that accelerates MDLY’s obligation to repay indebtedness;

•        increasing MDLY’s vulnerability to adverse economic, industry or competitive developments;

•        restricting MDLY from making strategic acquisitions or causing MDLY to make non-strategic divestitures;

•        limiting MDLY’s ability to obtain additional financing for working capital, product development, satisfaction of debt service requirements, acquisitions and general corporate or other purposes; and

•        limiting MDLY’s flexibility in planning for, or reacting to, changes in MDLY’s business or market conditions and placing MDLY at a competitive disadvantage compared to MDLY’s competitors who may be better positioned to take advantage of opportunities that MDLY’s leverage prevents MDLY from exploiting.

Servicing MDLY’s indebtedness will require a significant amount of cash. MDLY’s ability to generate sufficient cash depends on many factors, some of which are not within MDLY’s control.

MDLY’s ability to make payments on MDLY’s indebtedness and to fund planned capital expenditures will depend on MDLY’s ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond MDLY’s control. If MDLY is unable to generate sufficient cash flow to service MDLY’s debt and meet MDLY’s other commitments, MDLY may need to restructure or refinance all or a portion of MDLY’s debt, sell material assets or operations or raise additional debt or equity capital. MDLY may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet MDLY’s capital requirements. In addition, the terms of MDLY’s existing or future debt arrangements may restrict MDLY from effecting any of these alternatives.

Despite MDLY’s current level of indebtedness, MDLY may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to MDLY’s financial condition described above.

MDLY may be able to incur significant additional indebtedness in the future. Although the credit agreement that governs the MDLY Revolving Credit Facility contains restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent MDLY from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under MDLY’s debt instruments. To the extent new debt is added to MDLY’s current debt levels, the substantial leverage risks described in the preceding three risk factors would increase.

Operational risks may disrupt MDLY’s business, result in losses or limit MDLY’s growth.

MDLY’s business relies heavily on financial, accounting and other information systems and technology. MDLY faces various security threats, including cyber security attacks to MDLY’s information technology infrastructure and attempts to gain access to MDLY’s proprietary information, destroy data or disable, degrade or sabotage MDLY’s systems. These security threats could originate from a wide variety of sources, including unknown third parties outside of MDLY. Although MDLY has not yet been subject to cyber-attacks or other cyber incidents and MDLY utilizes various procedures and controls to monitor and mitigate these threats, there can be no assurance that these procedures and controls will be sufficient to prevent disruptions to MDLY’s systems. If any of these systems do not operate properly or are disabled for any reason or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of MDLY’s network security systems, a cyber-incident or attack or otherwise, MDLY could suffer financial loss, a disruption of MDLY’s business, liability to MDLY’s funds, regulatory intervention or reputational damage.

In addition, MDLY’s information systems and technology may not continue to be able to accommodate MDLY’s growth, and the cost of maintaining the systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to the information systems, could have a material adverse effect on MDLY’s business and results of operations.

Furthermore, MDLY depends on its office in New York, where a substantial portion of MDLY’s personnel are located, for the continued operation of MDLY’s business. An earthquake or other disaster or a disruption in the infrastructure that supports MDLY’s business, including a disruption involving electronic communications or other services used by MDLY or third parties with whom MDLY conducts business, or directly affecting MDLY’s headquarters, could have a material adverse effect on MDLY’s ability to continue to operate MDLY’s business without interruption. Although MDLY has disaster recovery programs in place, these may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse MDLY for MDLY’s losses, if at all.

Finally, MDLY relies on third-party service providers for certain aspects of MDLY’s business, including for certain information systems, technology and administration of MDLY’s funds and compliance matters. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of MDLY’s funds’ operations and could impact MDLY’s reputation, adversely affect MDLY’s business and limit MDLY’s ability to grow.

Risks Relating to MDLY’s Operating Structure

MDLY’s only material asset is its interest in Medley LLC, and it is accordingly dependent upon distributions from Medley LLC to pay taxes, make payments under the Tax Receivable Agreement or pay dividends.

MDLY is a holding company and has no material assets other than its ownership of Medley LLC Units. MDLY has no independent means of generating revenue. MDLY intends to cause Medley LLC to make distributions to the Medley LLC Unitholders in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the Tax Receivable Agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of Medley LLC and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that MDLY needs funds, and Medley LLC is restricted from making such distributions under applicable law or regulation or under the terms of MDLY’s financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect MDLY’s liquidity and financial condition.

Payments of dividends, if any, is at the discretion of the MDLY Board after taking into account various factors, including MDLY’s business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on MDLY’s ability to pay dividends. Any financing arrangement that MDLY enters into in the future may include restrictive covenants that limit MDLY’s ability to pay dividends. In addition, Medley LLC is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Medley LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Medley LLC are generally subject to similar legal limitations on their ability to make distributions to Medley LLC.

If the Mergers or the MDLY Merger, as applicable, are consummated, the Tax Receivable Agreement will be terminated. For more information, see “Description of the Amended MDLY Merger Agreement — Other Agreements.”

MDLY is controlled by MDLY’s pre-IPO owners, whose interests may differ from those of MDLY’s public stockholders.

Medley Group LLC, an entity controlled by MDLY’s pre-IPO owners, holds approximately 97.8% of the combined voting power of MDLY Class A Common Stock and MDLY Class B Common Stock. Accordingly, MDLY’s pre-IPO owners have the ability to elect all of the members of the MDLY Board, and thereby to control MDLY’s management and affairs. In addition, they are able to determine the outcome of all matters requiring stockholder approval, including the MDLY Merger and other mergers and material transactions, and are able to cause or prevent a change in the composition of the MDLY Board or a change in control of MDLY that could deprive MDLY Stockholders of an opportunity to receive a premium for their MDLY Class A Common Stock as part of a sale of MDLY and might ultimately affect the market price of MDLY Class A Common Stock. MDLY’s pre-IPO owners comprise all of the non-managing members of Medley LLC. However, Medley LLC may in the future admit additional non-managing members that would not constitute pre-IPO owners. Because Medley Group LLC, as the holder of MDLY Class B Common Stock, has a number of votes equal to 10 times the number of Medley LLC Units held by all non-managing members of Medley LLC for so long as MDLY’s pre-IPO owners and then-current Medley personnel hold at least 10% of the aggregate number of shares of MDLY Class A Common Stock and Medley LLC Units (excluding the Medley LLC Units held by MDLY), MDLY anticipates that Medley Group LLC will continue to have a majority of the combined voting power of MDLY Class A Common Stock and MDLY Class B Common Stock even when the pre-IPO owners own less than a majority interest in MDLY.

In addition, MDLY’s pre-IPO owners own 81.7% of the Medley LLC Units. Because they hold their ownership interest in MDLY’s business directly in Medley LLC, rather than through MDLY, these pre-IPO owners may have conflicting interests with holders of shares of MDLY Class A Common Stock. For example, if Medley LLC makes distributions to MDLY, the non-managing members of Medley LLC will also be entitled to receive such distributions pro rata in accordance with the percentages of their respective limited liability company interests in Medley LLC and their preferences as to the timing and amount of any such distributions may differ from those of holders of MDLY Class A Common Stock. MDLY’s pre-IPO owners may also have different tax positions from MDLY which could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the Tax Receivable Agreement entered into in connection with MDLY’s IPO, whether and when to incur new or refinance existing indebtedness, and whether and when MDLY should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration these pre-IPO owners’ tax or other considerations even where no similar benefit would accrue to MDLY.

MDLY will be required to pay exchanging Medley LLC Unitholders for most of the benefits relating to any additional tax depreciation or amortization deductions that MDLY may claim as a result of the tax basis step-up MDLY receives in connection with sales or exchanges of Medley LLC Units and related transactions.

The Medley LLC Unitholders (other than MDLY) may, subject to certain conditions and transfer restrictions applicable to such holders as set forth in the operating agreement of Medley LLC, exchange their Medley LLC Units for MDLY Class A Common Stock on a one-for-one basis. The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Medley LLC. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that MDLY would otherwise be required to pay in the future, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge.

MDLY has entered into a Tax Receivable Agreement with the Medley LLC Unitholders that provides for the payment by MDLY to exchanging Medley LLC Unitholders of 85% of the benefits, if any, that MDLY is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. This payment obligation is an obligation of MDLY and not of Medley LLC. While the actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of MDLY Class A Common Stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of MDLY’s income, MDLY expects that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of Medley LLC, the payments that MDLY may make under the Tax Receivable Agreement will be substantial. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of MDLY by the Medley LLC Unitholders.

If the Mergers or the MDLY Merger, as applicable, are consummated, Medley LLC Unitholders will exchange their Medley LLC Units for MDLY Class A Common Stock on a one-for-one basis, and the Tax Receivable Agreement will be terminated. For more information, see “Description of the MDLY Merger Agreement — Other Agreements.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits MDLY realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that upon certain changes of control, or if, at any time, MDLY elects an early termination of the Tax Receivable Agreement, MDLY’s obligations under the Tax Receivable Agreement (with respect to all Medley LLC Units whether or not previously exchanged) would be calculated by reference to the value of all future payments that the Medley LLC Unitholders would have been entitled to receive under the Tax Receivable Agreement using certain valuation assumptions, including that MDLY will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement and, in the case of an early termination election, that any Medley LLC Units that have not been exchanged are deemed exchanged for the market value of the shares of MDLY Class A Common Stock at the time of termination. In addition, the Medley LLC Unitholders will not reimburse MDLY for any payments previously made under the Tax Receivable Agreement if such tax basis increase is successfully challenged by the IRS. MDLY’s ability to achieve benefits from any tax basis increase, and the payments to be made under the Tax Receivable Agreement, will depend upon a number of factors, including the timing and amount of MDLY’s future income. As a result, even in the absence of a change of control or an election to terminate the Tax Receivable Agreement, payments under the Tax Receivable Agreement could be in excess of MDLY’s actual cash tax savings.

Accordingly, it is possible that the actual cash tax savings realized by MDLY may be significantly less than the corresponding Tax Receivable Agreement payments. There may be a material negative effect on MDLY’s liquidity if the payments under the Tax Receivable Agreement exceed the actual cash tax savings that MDLY realizes in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to MDLY by Medley LLC are not sufficient to permit MDLY to make payments under the Tax Receivable Agreement after it has paid taxes and other expenses.

Based upon the $2.46 closing price of MDLY Class A Common Stock on June 30, 2019 and interest rate of 4%, MDLY estimates that, if MDLY were to have exercised its termination right on June 30, 2019, the aggregate amount of these termination payments would have been approximately $67.0 million. The foregoing number is merely an estimate and the actual payments could differ materially. MDLY may need to incur additional indebtedness to finance payments under the Tax Receivable Agreement to the extent MDLY’s cash resources are insufficient to meet MDLY’s obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

If the Mergers or the MDLY Merger, as applicable, are consummated, the Tax Receivable Agreement will be terminated. For more information, see “Description of the Amended MDLY Merger Agreement — Other Agreements.”

Anti-takeover provisions in MDLY’s organizational documents and Delaware law might discourage or delay acquisition attempts for MDLY that you might consider favorable.

The MDLY Certificate and the MDLY Bylaws contain provisions that may make the merger or acquisition of MDLY more difficult without the approval of the MDLY Board. Among other things, these provisions:

•        authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of MDLY Class A Common Stock;

•        prohibit holders of MDLY Class A Common Stock from acting by written consent unless such action is recommended by all directors then in office, but permit holders of MDLY Class B Common Stock to act by written consent without requiring any such recommendation;

•        provide that the board of directors is expressly authorized to make, alter, or repeal the MDLY Bylaws and that MDLY Stockholders may only amend the MDLY Bylaws with the approval of 80% or more of all of the voting power of outstanding shares of MDLY’s capital stock entitled to vote; and

•        establish advance notice requirements for nominations for elections to MDLY’s board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, MDLY is also subject to provisions of Delaware law, which may impair a takeover attempt that MDLY Stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of MDLY, including actions that MDLY Stockholders may deem advantageous, or negatively affect the trading price of MDLY Class A Common Stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause MDLY to take other corporate actions you desire.

Risks Relating to MDLY Class A Common Stock

Unless the Mergers or the MDLY Merger, as applicable, are consummated, the market price of MDLY Class A Common Stock may decline due to the large number of shares of MDLY Class A Common Stock eligible for exchange and future sale.

The market price of shares of MDLY Class A Common Stock could decline as a result of sales of a large number of shares of MDLY Class A Common Stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for MDLY to sell shares of MDLY Class A Common Stock in the future at a time and at a price that MDLY deem appropriate.

In addition, MDLY and MDLY’s pre-IPO owners have entered into the Exchange Agreement under which they (or certain permitted transferees thereof) have the right (subject to the terms of the Exchange Agreement), to exchange their Medley LLC Units for shares of MDLY Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments. Subject to the terms of the Exchange Agreement, an aggregate of 24,639,302 Medley LLC Units may be exchanged for shares of MDLY Class A Common Stock and, subject to the transfer restrictions set forth in the Limited Liability Company Agreement of Medley LLC, sold. The market price of shares of MDLY Class A Common Stock could decline as a result of the exchange or the perception that an exchange could occur. These exchanges, or the possibility that these exchanges may occur, also might make it more difficult for holders of MDLY Class A Common Stock to sell such stock in the future at a time and at a price that they deem appropriate.

If the Mergers or the MDLY Merger, as applicable, are consummated, Medley LLC Unitholders will exchange their Medley LLC Units (including Vesting Medley Restricted Units but excluding the Non-Vesting Medley Restricted Units) for MDLY Class A Common Stock on a one-for-one basis and thereafter converted into the right to receive the MDLY Merger Consideration and the Exchange Agreement will be terminated. For more information, see “Description of the MDLY Merger Agreement — Other Agreements.”

The disparity in the voting rights among the classes of MDLY’s capital stock may have a potential adverse effect on the price of MDLY Class A Common Stock.

Each share of MDLY Class A Common Stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Medley Group LLC, as the holder of MDLY Class B Common Stock, has a number of votes equal to 10 times the number of Medley LLC Units held by all non-managing members of Medley LLC for so long as MDLY’s pre-IPO owners and then-current Medley personnel hold at least 10% of the aggregate number of shares of MDLY Class A Common Stock and Medley LLC Units (excluding the Medley LLC Units held by MDLY). The difference in voting rights could adversely affect the value of MDLY Class A Common Stock by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of MDLY views, the superior voting rights of the MDLY Class B Common Stock to have value.

As a result of the consummation of the MDLY Merger, that voting disparity will be eliminated.

MDLY is a “controlled company” within the meaning of the NYSE’s rules and, as a result, qualifies for, and intends to rely on, exemptions from certain corporate governance requirements. Holders of MDLY Class A Common Stock do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Medley Group LLC, an entity owned by MDLY’s pre-IPO owners holds a majority of the combined voting power of all classes of MDLY’s stock entitled to vote generally in the election of directors. As a result, MDLY is a “controlled company” within the meaning of the corporate governance standards of the NYSE. In addition, because Medley Group LLC, as the holder of MDLY Class B Common Stock, has a number of votes equal to 10 times the number of Medley LLC Units held by all non-managing members of Medley LLC for so long as the pre-IPO owners and then-current Medley personnel hold at least 10% of the aggregate number of shares of MDLY Class A Common Stock and Medley LLC Units (excluding the Medley LLC Units held by MDLY), MDLY anticipates that Medley Group LLC will continue to have at least a majority of the combined voting power of MDLY Class A Common Stock and MDLY Class B Common Stock even when its pre-IPO owners own less than a majority economic interest in MDLY. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

•        are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•        are not required to have a compensation committee that is composed entirely of independent directors; and

•        are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

MDLY is utilizing these exemptions. As a result, a majority of the directors on the MDLY Board are not independent. In addition, MDLY’s compensation and nominating and corporate governance committees do not consist entirely of independent directors. Accordingly, holders of MDLY Class A Common Stock currently do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

MDLY is an emerging growth company, and any decision on MDLY’s part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make MDLY Class A Common Stock less attractive to investors.

MDLY is an emerging growth company and, for as long as MDLY continues to be an emerging growth company, MDLY currently intends to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to have MDLY’s independent registered public accounting firm audit MDLY’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in MDLY’s registration statements, periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. MDLY could be an emerging growth company until December 31, 2019. MDLY will cease to be an emerging growth company upon the earliest of: (i) December 31, 2019; (ii) the first fiscal year after MDLY’s annual gross revenues are $1.07 billion or more; (iii) the date on which MDLY has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which MDLY becomes a “large accelerated filer,” which means that MDLY has been public for at least 12 months, have filed at least one annual report and the market value of MDLY Class A Common Stock held by non-affiliates exceeds $700 million as of the last day of MDLY’s then most recently completed second fiscal quarter. MDLY cannot predict if investors will find MDLY Class A Common Stock less attractive if MDLY choose to rely on these exemptions. If some investors find MDLY Class A Common Stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for MDLY Class A Common Stock and the price of MDLY Class A Common Stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. MDLY has irrevocably elected not to avail itself of this accommodation allowing for delayed adoption of new or revised accounting standards and, therefore, MDLY will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If MDLY fails to maintain an effective system of internal control over financial reporting, MDLY may not be able to accurately report MDLY’s financial results or prevent fraud. As a result, MDLY Stockholders could lose confidence in MDLY’s financial and other public reporting, which would harm MDLY’s business and the trading price of MDLY Class A Common Stock.

Effective internal controls over financial reporting are necessary for MDLY to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause MDLY to fail to meet MDLY’s reporting obligations. In addition, any testing by MDLY conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by MDLY’s independent registered public accounting firm, may reveal deficiencies in MDLY’s internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to MDLY’s financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in MDLY’s reported financial information, which could have a negative effect on the trading price of MDLY Class A Common Stock.

MDLY is required to disclose changes made in MDLY’s internal controls and procedures on a quarterly basis and MDLY’s management is required to assess the effectiveness of these controls annually. However, MDLY’s independent registered public accounting firm is not required to formally attest to the effectiveness of MDLY’s internal control over financial reporting until the first annual report required to be filed with the SEC following the date MDLY is no longer an “emerging growth company” as defined in the JOBS Act. MDLY cannot assure you that there will not be material weaknesses or significant deficiencies in MDLY’s internal controls in the future. If MDLY is unable to assert that MDLY’s internal control over financial reporting is effective, or if MDLY’s independent registered public accounting firm is unable to express an opinion on the effectiveness of MDLY’s internal control over financial reporting, MDLY could lose investor confidence in the accuracy and completeness of MDLY’s financial reports, which could have a material adverse effect on the price of MDLY Class A Common Stock.

Medley LLC’s tax treatment depends on its status as a partnership for U.S. federal and state income tax purposes. If the IRS were to treat Medley LLC as a corporation for U.S. federal income tax purposes, which would subject it to corporate-level U.S. federal income taxation, or if Medley LLC were subjected to a material amount of additional corporate-level U.S. federal income taxation by individual states, then Medley LLC’s cash available for distributions to MDLY could be substantially reduced.

It is possible, in certain circumstances, for Medley LLC to be taxed as a corporation for U.S. federal income tax purposes. Although MDLY does not believe that Medley LLC is or will be (or should have been) so treated, if Medley LLC were treated as a “publicly traded partnership,” Medley LLC might be taxed as a corporation for U.S. federal income tax purposes. If Medley LLC were taxed as a corporation for U.S. federal income tax purposes, it would pay U.S. federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 21%, and would likely pay state and local income tax at varying rates. Therefore, Medley LLC’s treatment as a corporation would result in a material reduction in its anticipated cash flow and could materially adversely affect its ability to make cash distributions to MDLY. In addition, changes in current state law may subject Medley LLC to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce Medley LLC’s cash available for distributions to MDLY.

Medley LLC could be subject to U.S. federal income tax liability, which may adversely affect its ability to make cash distributions to MDLY.

Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the IRS makes audit adjustments to Medley LLC’s federal income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from Medley LLC. If, as a result of any such audit adjustment, Medley LLC is required to make payments of taxes, penalties and interest, Medley LLC’s cash available for distributions to MDLY may be substantially reduced. These rules are not applicable to Medley LLC for tax years beginning on or prior to December 31, 2017.

If securities or industry analysts do not publish research or reports about MDLY’s business, or if they downgrade their recommendations regarding MDLY Class A Common Stock, MDLY’s stock price and trading volume could decline.

The trading market for MDLY Class A Common Stock will be influenced by the research and reports that industry or securities analysts publish about MDLY or MDLY’s business. If any of the analysts who cover MDLY downgrades MDLY Class A Common Stock or publishes inaccurate or unfavorable research about MDLY’s business, MDLY Class A Common Stock prices may decline. If analysts cease coverage of MDLY or fail to regularly publish reports on MDLY, MDLY could lose visibility in the financial markets, which in turn could cause MDLY Class A Common Stock price or trading volume to decline and MDLY Class A Common Stock to be less liquid.

The market price of shares of MDLY Class A Common Stock has been and may continue to be volatile, which could cause the value of your investment to decline.

The market price of MDLY Class A Common Stock has historically experienced and may continue to experience significant volatility. From January 1, 2016 through June 30, 2019, the market price of MDLY Class A Common Stock has fluctuated from a high of $10.40 per share in the fourth quarter of 2016 to a low of $2.16 per share in the second quarter of 2019. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions could reduce the market price of shares of MDLY Class A Common Stock in spite of MDLY’s operating performance. In addition, MDLY’s operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in MDLY’s quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about MDLY’s industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting MDLY’s business, adverse market reaction to any indebtedness MDLY may incur or securities MDLY may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by MDLY’s competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries MDLY participates in or individual scandals, and in response the market price of shares of MDLY Class A Common Stock could decrease significantly. You may be unable to resell your shares of MDLY Class A Common Stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against MDLY, could result in substantial costs and a diversion of MDLY’s management’s attention and resources.

You may be diluted by the future issuance of additional MDLY Class A Common Stock or Medley LLC Units in connection with MDLY’s incentive plans, acquisitions or otherwise.

As of June 30, 2019, MDLY had 2,994,129,179 shares of MDLY Class A Common Stock authorized but unissued, including approximately 26,449,973 shares of MDLY Class A Common Stock issuable upon exchange of Medley LLC Units and Medley LLC Restricted Units that will be held by the non-managing members of Medley LLC. The MDLY Certificate authorizes MDLY to issue these shares of MDLY Class A Common Stock and options, rights, warrants and appreciation rights relating to MDLY Class A Common Stock for the consideration and on the terms and conditions established by the MDLY Board in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the limited liability company agreement of Medley LLC permits Medley LLC to issue an unlimited number of additional limited liability company interests of Medley LLC with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Medley LLC Units, and which may be exchangeable for shares of MDLY Class A Common Stock. Additionally, on May 29, 2019, at the annual meeting of the MDLY Stockholders, the MDLY Stockholders approved an amendment to the MDLY Incentive Plan to increase the number of the awards available for issuance thereunder by 4,500,000 to 9,000,000. As of June 30, 2019, there were 2.7 million awards available to be granted under the MDLY Incentive Plan, as amended. Excluded from the available amount as of June 30, 2019 are the MDLY Board approved employee awards of 399,400 RSUs and an award of restricted LLC Units with an aggregate grant date fair value of $1,000,000. The grant of these awards is conditioned on the MDLY Merger Closing. Any MDLY Class A Common Stock that MDLY issues, including under the MDLY Incentive Plan or other equity incentive plans that MDLY may adopt in the future, would dilute the percentage ownership held by investors who purchase MDLY Class A Common Stock.

SELECTED FINANCIAL AND OTHER DATA OF SIERRA

The following selected consolidated financial data for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 is derived from Sierra’s consolidated financial statements, which have been audited by Ernst & Young LLP, its independent registered public accounting firm. Historical financial data is not necessarily indicative of Sierra’s future results of operations or financial position. The selected financial data for the six months ended June 30, 2019 was derived from the unaudited consolidated financial statements. In the opinion of Sierra’s management, the selected financial data for the six months ended June 30, 2019 reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results of such interim periods. The data should be read in conjunction with Sierra’s consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sierra” included elsewhere in this Amended Joint Proxy Statement/Prospectus.

	Six Months Ended June 30, 2019	As of and for the years ended December 31,
		2018	2017	2016	2015	2014
Statement of Operations data:
Total investment income	$44,817,023	$97,172,641	$107,175,537	$99,780,496	$85,639,700	$39,391,455
Base management fees	8,777,628	$19,011,460	21,233,065	19,928,802	17,234,293	8,976,657
Incentive fee	—	—	4,700,177	9,281,479	4,434,352	(183,617)
All other expenses – Net of expense reimbursement	15,385,174	31,432,395	28,738,825	10,605,743	17,470,552	11,032,000
Net investment income	20,654,221	46,728,786	52,503,470	59,964,472	46,500,503	19,566,415
Unrealized appreciation/(depreciation) on total investments	30,246,762	(17,544,964)	(13,935,972)	22,484,721	(67,923,168)	(12,525,678)
Net realized gain/(loss) on total investments	(22,794,927)	(57,661,458)	(26,062,342)	(13,120,398)	11,309,852	7,011,513
Net increase/(decrease) in net assets resulting from operations	(2,140,706)	(28,477,636)	12,505,156	69,328,795	(10,112,813)	14,052,250
Per share data:(1)
Net asset value per common share at year end	$6.37	6.72	$7.66	$8.17	$8.16	$8.97
Net investment income	0.21	0.48	0.55	0.66	0.66	0.55
Net realized gains/(losses) on total investments	(0.15)	(0.59)	(0.27)	(0.15)	0.16	0.20
Net unrealized appreciation/(depreciation) on total investments	(0.08)	(0.18)	(0.14)	0.25	(0.96)	(0.35)
Net increase/decrease in net assets resulting from operations	(0.02)	(0.29)	0.14	0.76	(0.14)	0.40
Distributions declared(2)	0.32	0.64	0.64	0.76	0.80	0.80
Issuance of common stock(3)	(0.01)	(0.01)	(0.01)	0.01	0.13	0.19
Balance Sheet data at period end:
Total investment portfolio at fair value	$805,022,031	$923,480,762	$1,064,109,090	$983,144,322	$907,362,444	$616,915,093
Cash collateral on total return swap	1,208	27,000,000	48,000,000	79,620,942	77,029,970	56,877,928
Total investments	805,023,239	950,480,762	1,112,109,090	1,062,765,264	984,392,414	673,793,021
Cash and cash equivalents	161,214,258	59,481,495	64,909,759	99,400,794	93,658,142	65,749,154
Other assets	21,058,310	19,669,393	10,933,985	21,565,190	19,895,635	16,523,457
Total assets	987,295,807	1,029,631,650	1,187,952,834	1,183,731,248	1,097,946,191	756,065,632
Total liabilities	346,859,262	367,551,451	447,966,265	410,618,161	423,822,093	269,545,719
Total net assets	640,436,545	662,080,199	739,986,569	773,113,087	674,124,098	486,519,913
Other data (unaudited):
Weighted average yield on total investments(4)	9.5%	10.8%	9.9%	10.4%	11.5%	10.8%
Number of companies in investment portfolio	91	95	115	99	89	73

____________

(1)      The per share data was derived by using the weighted average shares outstanding during the years ended December 31, 2018, 2017, 2016, 2015 and 2014, which were 97,404,685, 96,248,024, 90,424,090, 76,648,292 and 35,425,825, respectively. The weighted average shares outstanding during the six months ended June 30, 2019 were 99,649,414.

(2)      The per share data for distributions reflects the actual amount of distributions paid per share during the applicable period.

(3)      Shares issued under the Sierra Distribution Reinvestment Plan as well as the continuance issuance of shares of common stock may cause an incremental increase/decrease in NAV per share due to the effect of issuing shares at amounts that differ from the prevailing NAV at each issuance.

(4)      The weighted average yield represents amortized total investments yield to maturity including the yield of cash collateral on the TRS.

Selected Quarterly Financial Data (Unaudited)

The following tables set forth certain quarterly financial information for each of the quarters for the years ended December 31, 2018, and 2017 and quarters ended March 31, 2019 and June 30, 2019. This information was derived from Sierra’s unaudited consolidated financial statements. Results for any quarter are not necessarily indicative of results for the past fiscal year or for any future quarter.

	Quarter Ended
	June 30, 2019	March 31, 2019
Total investment income	23,906,563	20,190,460
Total investment income per common share	0.24	0.21
Net investment income	11,859,528	8,794,693
Net investment income per common share	0.21	0.09
Net realized and unrealized gain/(loss)	(28,913,606)	6,118,679
Net realized and unrealized gain/(loss) per common share	(0.29)	0.06
Net increase/(decrease) in net assets resulting from operations	(17,054,078)	(14,913,372)
Basic and diluted earnings/(loss) per common share	(0.17)	0.15
Net asset value per common share at end of quarter	6.37	6.71
	Quarter Ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Total investment income	23,444,596	24,477,122	24,890,883	24,360,040
Total investment income per common share	0.24	0.25	0.26	0.25
Net investment income	10,696,360	12,357,369	12,109,185	11,414,345
Net investment income per common share	0.11	0.13	0.13	0.12
Net realized and unrealized gain/(loss)	(27,127,542)	(18,063,473)	(17,587,989)	(12,427,418)
Net realized and unrealized gain/(loss) per common share	(0.28)	(0.19)	(0.18)	(0.13)
Net increase/(decrease) in net assets resulting from operations	(16,431,182)	(5,706,104)	(5,327,277)	(1,013,073)
Basic and diluted earnings/(loss) per common share	(0.17)	(0.06)	(0.05)	(0.01)
Net asset value per common share at end of quarter	6.72	7.05	7.27	7.49
	Quarter Ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Total investment income	$28,599,983	$27,640,738	24,704,225	26,230,591
Total investment income per common share	0.30	0.29	0.26	0.28
Net investment income	13,146,818	13,501,720	12,109,185	13,745,747
Net investment income per common share	0.14	0.14	0.13	0.14
Net realized and unrealized gain/(loss)	(20,625,797)	(10,113,346)	(3,982,390)	(5,276,781)
Net realized and unrealized gain/(loss) per common share	(0.21)	(0.10)	(0.04)	(0.06)
Net increase/(decrease) in net assets resulting from operations	(7,478,979)	3,388,374	8,126,795	8,468,966
Basic and diluted earnings/(loss) per common share	(0.08)	0.04	0.08	0.09
Net asset value per common share at end of quarter	7.66	7.89	8.02	8.10

SELECTED FINANCIAL AND OTHER DATA OF MCC

The following selected financial data for the fiscal years ended September 30, 2018, 2017, 2016, 2015, and 2014 is derived from MCC’s financial statements, which have been audited by Ernst & Young LLP, its independent registered public accounting firm. The selected financial data for the nine months ended June 30, 2019 is derived from MCC’s most recently issued unaudited consolidated interim financial statements. Historical financial data is not necessarily indicative of MCC’s future results of operations or financial position. The following selected financial data should be read in conjunction with MCC’s financial statements and the related notes and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MCC” included elsewhere in this Amended Joint Proxy Statement/Prospectus.

	For the Nine Months Ended June 30, 2019	For the years ended September 30,
	(unaudited)	2018	2017	2016	2015	2014
Statement of Operations data:
($ in thousands, except per share data)
Total investment income	38,183	66,821	96,256	120,749	149,196	139,390
Base management fees	8,958	14,724	17,773	19,470	22,450	17,684
Incentive fees	—	—	896	11,492	18,234	18,667
All other expenses	41,883	40,073	41,309	39,843	35,576	28,371
Management fee waiver	—	(380)	(48)	(143)	—	—
Incentive fee waiver	—	—	(44)	(3,504)	—	—
Net investment income	(12,659)	12,404	36,370	53,591	72,936	74,668
Net realized gain/(loss) on investments	(76,301)	(89,221)	(73,086)	(39,383)	(60,910)	356
Net unrealized appreciation/(depreciation) on investments	25,961	(32,194)	21,644	(42,257)	(26,723)	(21,274)
Change in provision for deferred taxes on unrealized (appreciation)/depreciation on investments	—	474	1,092	87	(61)	(1,592)
Loss on extinguishment of debt	(1,929)	(2,387)	(1,097)	—	—	—
Net increase/(decrease) in net assets resulting from operations	(64,927)	(110,924)	(15,077)	(27,962)	(14,758)	52,158
Per share data:
Net asset value per common share at year end	4.55	5.90	8.45	9.49	11.00	12.43
Market price at year end	2.34	3.82	5.97	7.63	7.44	11.81
Net investment income	(0.23)	0.23	0.67	0.97	1.27	1.58
Net realized and unrealized loss on investments	(0.92)	(2.23)	(0.94)	(1.47)	(1.52)	(0.45)
Change in provision for deferred taxes on unrealized (appreciation)/depreciation on investments	—	0.01	0.02	—	(0.01)	(0.03)
Loss on extinguishment of debt	(0.04)	(0.04)	(0.02)	—	—	—
Net increase/(decrease) in net assets resulting from operations	(1.19)	(2.04)	(0.28)	(0.50)	(0.26)	1.10
Dividends paid	—	0.52	0.76	1.12	1.27	1.48
Statement of Assets and Liabilities data:
Total investments at fair value	475,779	655,430	836,991	914,184	1,216,092	1,245,538
Cash and cash equivalents	49,444	75,666	108,572	104,485	15,714	36,731
Other assets(2)	8,476	10,500	13,997	12,211	12,276	30,189
Total assets	533,699	741,596	959,560	1,030,880	1,244,082	1,312,458
Total liabilities	285,619	420,417	499,131	513,961	624,162	582,601
Total net assets	248,080	321,179	460,429	516,919	619,920	729,857

	For the Nine Months Ended June 30, 2019	For the years ended September 30,
	(unaudited)	2018	2017	2016	2015	2014
Other data:
Weighted average annual yield on debt investments(1)	9.5%	9.9%	10.8%	11.8%	12.3%	12.6%
Total return based on net asset value(3)	(19.17)%	(21.29)%	(0.68)%	0.42%	1.76%	9.73%
Total return based on market value(4)	(36.67)%	(27.82)%	(12.73)%	19.37%	(27.56)%	(3.98)%
Number of investments at year end	54	67	64	58	72	79

____________

(1)      The weighted average yield is based upon original cost on MCC’s income bearing debt investments.

(2)      On January 1, 2016, MCC adopted Accounting Standards Update (“ASU”) 2015-03 which requires that debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the carrying amount of the debt liability rather than as an asset. Adoption of ASU 2015-03 requires the changes to be applied retrospectively.

(3)      Total return is historical and assumes changes in NAV, reinvestments of all dividends and distributions at prices obtained under the MCC’s dividend reinvestment plan, and no sales charge for the period.

(4)      Total return is historical and assumes changes in share price, reinvestments of all dividends and distributions at prices obtained under the MCC’s dividend reinvestment plan, and no sales charge for the period.

Selected Quarterly Financial Data (Unaudited)

The following tables set forth certain quarterly financial information for each of the quarters for the years ended September 30, 2018, 2017, and 2016 and the quarters ended December 31, 2018, March 31, 2019, and June 30, 2019. This information was derived from MCC’s unaudited consolidated financial statements. Results for any quarter are not necessarily indicative of results for the past fiscal year or for any future quarter. (Dollars in thousands except per share amounts):

	June 30, 2019	March 31, 2019	December 31, 2018
Total investment income	$11,394	$12,587	$14,202
Net investment income	(3,823)	(10,595)	1,759
Net realized and unrealized gain/(loss)	(24,612)	(14,014)	(11,713)
Change in provision for deferred taxes on unrealized gain/(loss) on investments	—	—	—
Loss on extinguishment of debt	(1,806)	—	(123)
Net increase/(decrease) in net assets resulting from operations	(30,241)	(24,609)	(10,077)
Earnings per share	(0.56)	(0.45)	(0.18)
Net asset value per common share at period end	4.55	5.11	5.61
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Consolidated Statement of Operations data:
Total investment income	$15,210	$13,945	$17,035	$20,631
Net investment income	741	904	3,580	7,179
Net realized and unrealized gain/(loss)	(23,059)	(27,753)	(31,391)	(39,213)
Change in provision for deferred taxes on unrealized gain/(loss) on investments	—	194	190	90
Loss on extinguishment of debt	(1,218)	(11)	(1,158)	—
Net increase/(decrease) in net assets resulting from operations	(23,536)	(26,666)	(28,779)	(31,944)
Earnings per share	(0.43)	(0.49)	(0.53)	(0.59)
Net asset value per common share at period end	$5.90	$6.43	$7.02	$7.71

	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Consolidated Statement of Operations data:
Total investment income	$22,147	$23,695	$24,357	$26,056
Net investment income	8,624	9,569	8,042	10,135
Net realized and unrealized gain/(loss)	(20,446)	(7,353)	(19,834)	(3,809)
Change in provision for deferred taxes on unrealized gain/(loss) on investments	309	783	—	—
Loss on extinguishment of debt	(640)	—	(456)	—
Net increase/(decrease) in net assets resulting from operations	(12,153)	2,999	(12,248)	6,326
Earnings per share	(0.22)	0.06	(0.22)	0.12
Net asset value per common share at period end	$8.45	$8.84	$8.94	$9.39

SELECTED FINANCIAL AND OTHER DATA OF MDLY

The following selected consolidated financial data presents selected financial data of MDLY, and for periods prior to September 29, 2014, the financial condition and results of operations of Medley LLC, the predecessor of MDLY. Medley LLC is considered the predecessor of Medley Management Inc. for accounting purposes. MDLY derived the following selected yearly consolidated financial data from its audited consolidated financial statements, which have been audited by RSM US LLP, its independent registered public accounting firm. Certain amounts have been reclassified from prior period presentation due to the retrospective application of MDLY’s change in accounting policy for carried interest. The selected financial data for the six months ended June 30, 2019 is derived from MDLY’s most recently issued unaudited consolidated interim financial statements. The following selected financial data should be read in conjunction with MDLY’s financial statements and the related notes and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MDLY” included elsewhere in this Amended Joint Proxy Statement/Prospectus.

	For the Six Months Ended June 30, 2019	For the Years Ended December 31,
		2018	2017	2016	2015	2014
		(Amounts in thousands except share and per share amounts)
Statement of Operations Data:
Revenues
Management fees	$21,121	$47,085	$58,104	$65,496	$75,675	$61,252
Performance fees	—	—	(1,974)	2,443	(3,055)	2,050
Other revenues and fees	5,110	10,503	9,201	8,111	7,436	8,871
Investment income (loss):
Carried interest	793	142	230	(22)	(12,630)	—
Other investment loss	(373)	(1,221)	(528)	(87)	(833)	(271)
Total revenues	26,651	56,509	65,033	75,941	66,593	71,902

Expenses
Compensation and benefits	14,979	31,159	27,432	27,800	26,768	20,322
Performance fee compensation	—	507	(874)	(319)	(8,049)	(1,543)
Consolidated Funds expenses	—	—	—	—	—	1,670
General, administrative and other expenses	7,360	19,366	13,045	28,540	16,836	16,312
Total expenses	22,339	51,032	39,603	56,021	35,555	36,761

Other income (expense)
Dividend income	760	4,311	4,327	1,304	886	886
Interest expense	(5,772)	(10,806)	(11,855)	(9,226)	(8,469)	(5,520)
Other income (expenses), net	(2,409)	(20,250)	1,363	(983)	(808)	(1,502)
Interest and other income of Consolidated Funds	—	—	—	—	—	71,468
Interest expense of Consolidated Funds	—	—	—	—	—	(9,951)
Net realized gain on investments of Consolidated Funds	—	—	—	—	—	789
Net change in unrealized depreciation on investments of Consolidated Funds	—	—	—	—	—	(20,557)
Net change in unrealized depreciation on secured borrowings of Consolidated Funds	—	—	—	—	—	1,174
Total other income (expense), net	(7,421)	(26,745)	(6,165)	(8,905)	(8,391)	36,787
Income (loss) before income taxes	(3,109)	(21,268)	19,265	11,015	22,647	71,928
Provision for (benefit from) income taxes	(93)	258	1,956	1,063	2,015	2,528
Net income (loss)	(3,016)	(21,526)	17,309	9,952	20,632	69,400

	For the Six Months Ended June 30, 2019	For the Years Ended December 31,
		2018	2017	2016	2015	2014
		(Amounts in thousands except share and per share amounts)
Net income attributable to non-controlling interests in Consolidated Funds	—	—	—	—	—	29,717
Net income (loss) attributable to redeemable non-controlling interests and non-controlling interests in consolidated subsidiaries	(1,479)	(11,083)	6,718	2,549	(885)	1,933
Net income (loss) attributable to non-controlling interests in Medley LLC	(1,282)	(8,011)	9,664	6,406	18,406	36,055
Net income (loss) attributable to Medley Management Inc.	$(255)	(2,432)	$927	$997	$3,111	$1,695

Per share data:
Dividends declared per MDLY Class A Common Stock	$0.03	(0.65)	$0.80	$0.80	$0.60	$0.20
Net income (loss) per MDLY Class A Common Stock – Basic and Diluted	$(0.04)	(0.65)	$0.07	$0.02	$0.46	$0.24	(1)
Weighted average shares outstanding – Basic and Diluted	5,801,531	5,579,628	5,553,026	5,804,042	6,002,422	6,000,000

____________

(1)      Based on net income attributable to Medley Management Inc. for the period September 29, 2014 through December 31, 2014.

	As of June 30, 2019	As of December 31,
		2018	2017	2016	2015	2014
		(Amounts in thousands)
Balance Sheet Data:
Assets
Cash and cash equivalents	$10,211	$17,219	$36,327	$49,666	$71,688	$87,206
Restricted cash equivalents	—	—	—	4,897	—	—
Investments, at fair value	33,575	36,425	56,632	31,904	16,360	9,901
Management fees receivable	9,226	10,274	14,714	12,630	16,172	15,173
Performance fees receivable	—	—	2,987	4,961	2,518	5,573
Right-of-use assets under operating leases	7,418	—	—	—	—	—
Other assets	15,159	14,298	17,262	18,311	13,015	7,058

Assets of Consolidated Funds:
Cash and cash equivalents	—	—	—	—	—	38,111
Investments, at fair value	—	—	—	—	—	734,870
Interest and dividends receivable	—	—	—	—	—	6,654
Other assets	—	—	—	—	—	3,681
Total assets	$75,589	$78,216	$127,922	$122,369	$119,753	$908,227

Liabilities, Redeemable Non-Controlling Interests and Equity
Loans payable, net	$10,000	$9,892	$9,233	$52,178	$100,871	$100,885
Senior unsecured debt, net	117,999	117,618	116,892	49,793	—	—
Due to former minority interest holder, net	9,301	11,402	—	—	—	—
Operating lease liabilities	9,267	—	—	—	—	—
Accounts payable, accrued expenses and other liabilities	19,036	26,739	25,130	37,255	36,569	39,390

	As of June 30, 2019	As of December 31,
		2018	2017	2016	2015	2014
		(Amounts in thousands)
Liabilities of Consolidated Funds:
Accounts payable, accrued expenses and other liabilities	—	—	—	—	—	5,767
Secured borrowings	—	—	—	—	—	141,135
Total liabilities	165,603	165,651	151,255	139,226	137,440	287,177

Redeemable Non-controlling Interests	19,577	23,186	53,741	30,805	—	—
Equity
Total stockholders’ deficit, Medley Management Inc.	(9,319)	(12,032)	(7,971)	(1,853)	(39)	(2,052)
Non-controlling interests in Consolidated Funds	—	—	—	—	—	625,548
Non-controlling interests in consolidated subsidiaries	(416)	(747)	(1,702)	(1,717)	(459)	1,526
Non-controlling interests in Medley LLC	(99,856)	(97,842)	(67,401)	(44,092)	(17,189)	(3,972)
Total (deficit) equity	(109,591)	(110,621)	(77,074)	(47,662)	(17,687)	621,050
Total liabilities, redeemable non-controlling interests and equity	$75,589	$78,216	$127,922	$122,369	$119,753	$908,227

UNAUDITED SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables set forth unaudited selected pro forma consolidated financial data for (1) Sierra and MDLY as the Sierra/MDLY Company after giving effect to only the MDLY Merger and (2) Sierra, MDLY and MCC as the Combined Company after giving effect to both Mergers. The information as of June 30, 2019 is presented as if only the MDLY Merger or the Mergers, as applicable, had been completed on June 30, 2019. The unaudited pro forma consolidated financial data for the six months ended June 30, 2019 and twelve months ended December 31, 2018 are presented as if the MDLY Merger and not the MCC Merger or the Mergers, as applicable, had been completed on January 1, 2018. Such unaudited pro forma consolidated financial data is based on the historical financial statements of Sierra, MDLY and MCC, as applicable, from publicly available information and certain assumptions and adjustments as discussed in Note 3 and Note 4 of the accompanying notes to the pro forma condensed consolidated financial statements in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements.” In the opinion of management, adjustments necessary to reflect the direct effect of only the MDLY Merger or the Mergers, as applicable, have been made. The MDLY Merger will be accounted for as an acquisition of an investment in accordance with ASC 946, Financial Services — Investment Companies and the MCC Merger will be accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). See section entitled “Accounting Treatment” for additional information.

The unaudited pro forma consolidated financial data should be read together with the respective historical audited and unaudited consolidated financial statements and related notes of Sierra, MDLY and MCC included in this Amended Joint Proxy Statement/Prospectus. The unaudited pro forma consolidated financial data are presented for illustrative purposes only and do not necessarily indicate what the future operating results or financial position of the Sierra/MDLY Company would be following completion of only the MDLY Merger or the Combined Company will be following completion of the Mergers. The unaudited pro forma consolidated financial data does not include adjustments to reflect any cost savings or other operational efficiencies that may be realized as a result of only the MDLY Merger or the Mergers, as applicable. Additionally, the unaudited pro forma consolidated financial data does not include any estimated increase or decrease in net assets resulting from operations or other asset sales and repayments that are not already reflected that may occur between June 30, 2019 and the completion of only the MDLY Merger or the Mergers, as applicable.

Sierra, MDLY, and MCC cannot assure you that the MDLY Merger or the MCC Merger will be completed as scheduled, or at all. See “Special Factors,” “Description of the Amended MDLY Merger Agreement” and “Description of the Amended MCC Merger Agreement,” for a description of the terms of the Mergers, and “Risk Factors” for a description of the principal risks relating to the Mergers, the Combined Company if both of the Mergers are consummated, the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated, Sierra, MCC, and MDLY. Unaudited selected pro forma consolidated financial data for the Sierra/MDLY Company and Combined Company is reflected in the tables below.

	Pro Forma Sierra/MDLY Company		Pro Forma Combined Company
	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018
	(Amounts in thousands)
Total investment income	$47,272	$107,083	$69,827	$170,021
Total expense	24,740	54,823	48,804	106,353
Investment income before excise tax	22,532	52,260	21,023	66,668
Excise tax expense	—	—	—	24
Net investment income	22,532	52,260	21,023	63,644
Net realized and unrealized losses on investment and extinguishment of debt	(22,795)	(75,206)	(61,421)	(171,248)
Net decrease in net assets resulting from operations	$(263)	$(22,946)	$(40,398)	$(107,604)
	Actual Sierra as of June 30, 2019	Pro Forma Sierra/MDLY Company as of June 30, 2019	Pro Forma Combined Company as of June 30, 2019
	(Amounts in thousands)
Total assets	$987,295	$1,050,048	$1,566,445
Total debt	$325,468	$345,468	$579,475
Net assets	$640,436	$682,914	$945,405

UNAUDITED PRO FORMA CONSOLIDATED PER SHARE DATA

The following selected unaudited pro forma consolidated per share information for the six months ended June 30, 2019 and for the twelve months ended December 31, 2018 is presented as if the MDLY Merger but not the MCC Merger (in the case of the Sierra/MDLY Company) and both of the Mergers (in the case of the Combined Company) had been completed on January 1, 2018. The unaudited pro forma consolidated NAV per share of the Sierra/MDLY Company Common Stock outstanding reflects the MDLY Merger as if it had been completed on June 30, 2019 and the unaudited pro forma consolidated NAV per share of the Combined Company Common Stock outstanding reflects the impact of the Mergers as if they had been completed on June 30, 2019.

Such unaudited pro forma consolidated per share information is based on the historical consolidated financial statements of Sierra, MDLY and MCC from publicly available information and certain assumptions and adjustments as discussed in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements.” This unaudited pro forma consolidated per share information is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of the Sierra/MDLY Company and Combined Company would have been had the MDLY Merger and the Mergers, as applicable, been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position of the Sierra/MDLY Company and Combined Company following the completion of only the MDLY Merger or both of the Mergers, as applicable. The following should be read in connection with the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and other information included in or incorporated by reference into this Amended Joint Proxy Statement/Prospectus.

Sierra, MDLY and MCC cannot assure you that the Mergers will be completed as scheduled, or at all. See “Special Factors,” “Description of the Amended MDLY Merger Agreement,” and “Description of the Amended MCC Merger Agreement” for a description of the terms of the Mergers, and “Risk Factors” for a description of the principal risks relating to the Mergers, the Combined Company if both of the Mergers are consummated, the Sierra/MDLY Company, if only the MDLY Merger is consummated, Sierra, MCC, and MDLY.

For the Six Months Ended June 30, 2019:
	Sierra	MDLY	Pro Forma Sierra/MDLY Company	Per Share Equivalent MDLY(3)	MCC	Pro Forma Combined Company	Per Share Equivalent MCC(3)
Net Increase (Decrease) in Net Assets Resulting from Operations:
Basic	$(0.02)	$(0.04)	$(0.00)	$(0.01)	$(0.97)	$(0.26)	$(0.67)
Diluted	$(0.02)	$(0.04)	$(0.00)	$(0.01)	$(0.97)	$(0.26)	$(0.67)
Cash Dividends Declared(1)	$0.32	$0.03	N/A	N/A	$0.05	N/A	N/A
Net Asset Value per Share(2)	$6.37	$(1.59)	$6.37	$(0.42)	$4.55	$6.37	$3.05
For the Year Ended December 31, 2018:
	Sierra	MDLY	Pro Forma Sierra/MDLY Company	Per Share Equivalent MDLY(3)	MCC	Pro Forma Combined Company	Per Share Equivalent MCC(3)
Net Increase (Decrease) in Net Assets Resulting from Operations:
Basic	$(0.29)	$(0.65)	$(0.21)	$(0.17)	$(1.63)	$(0.74)	$(1.10)
Diluted	$(0.29)	$(0.65)	$(0.21)	$(0.17)	$(1.63)	$(0.74)	$(1.10)
Cash Dividends Declared(1)	$0.64	$0.80	N/A	N/A	$0.46	N/A	N/A

____________

(1)      Cash dividends declared per share represent actual dividends declared per share for the periods presented. The pro forma consolidated cash dividends declared are not presented as the dividend policy of the Sierra/MDLY Company or Combined Company, as applicable, will be determined by the Sierra/MDLY Company Board following the completion of the MDLY Merger or the Combined Company Board following the completion of both of the Mergers, as applicable.

(2)      The pro forma consolidated NAV per share is computed by dividing the pro forma consolidated net assets as of June 30, 2019 by the pro forma consolidated number of shares outstanding. For MDLY, the amount represents its book value per MDLY Class A Common Stock as of June 30, 2019.

(3)      The MDLY equivalent pro forma per share amount is calculated by multiplying the pro forma consolidated Sierra/MDLY Company per share amounts by the MDLY Class A Exchange Ratio of 0.2668 shares of Sierra Common Stock for each share of MDLY Class A Common Stock held by any person other than a Medley LLC Unitholder. The MCC equivalent pro forma per share amount is calculated by multiplying the pro forma consolidated Combined Company per share amounts by an assumed MCC Exchange Ratio of 0.67 shares of Sierra Common Stock for each share of MCC Common Stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Amended Joint Proxy Statement/Prospectus contains “forward-looking” statements, including statements regarding the Mergers and any benefits of the Mergers and the future performance or financial condition of Sierra, MCC, MDLY, or, following the consummation of the Mergers, the Combined Company, or, if applicable, following the consummation of only the MDLY Merger, the Sierra/MDLY Company. Statements that include the words such as “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and negatives or derivatives of these or similar statements of a future or forward-looking nature identify forward-looking statements in this Amended Joint Proxy Statement/Prospectus for purposes of the U.S. federal securities laws or otherwise. The forward-looking statements contained in this Amended Joint Proxy Statement/Prospectus involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including:

•        the failure of any closing condition relating to the Mergers described herein to be satisfied or waived, including, but not limited to, the requisite approvals of the Sierra Stockholders, the MCC Stockholders, and the MDLY Stockholders;

•        the Companies’ ability to successfully consummate the Mergers, and the anticipated timing of their completion;

•        the possibility that competing offers or acquisition proposals related to either the MCC Merger or the MDLY Merger will be made and, if made, could be successful;

•        the ability of the Combined Company to successfully combine the investment portfolios of Sierra and MCC, and the Combined Company’s ability to successfully integrate the businesses and administrative operations of Sierra, MCC, and MDLY if the Mergers are consummated, or, as applicable, the Sierra/MDLY Company’s ability to successfully integrate the businesses and administrative operations of Sierra and MDLY if the MDLY Merger is consummated and the MCC Merger is not consummated;

•        the market performance of the Combined Company’s or the Sierra/MDLY Company’s portfolio, as applicable;

•        the Combined Company’s or the Sierra/MDLY Company’s ability to invest its portfolio of cash in a timely manner following the closing of the Mergers or only the MDLY Merger, as applicable;

•        the Combined Company’s or, as applicable, the Sierra/MDLY Company’s current and expected financings and investments;

•        Sierra’s ability to successfully take all actions reasonably required with respect to certain outstanding indebtedness of MCC and MDLY to prevent any material adverse effect relating thereto;

•        the likelihood of obtaining certain required approvals of the SEC (including necessary exemptive relief to consummate the Mergers or the MDLY Merger, as applicable), approval by the Delaware Court of Chancery of the Settlement, and the necessary consents of certain third-party advisory clients of MDLY and third party joint venture partners of Sierra and MCC, as applicable;

•        the impact of any applicable waiting period (and any extension thereof) applicable to the Mergers or the MDLY Merger, as applicable, under the HSR Act, or whether such waiting period shall have expired or been terminated;

•        the costs and expenses that Sierra, MCC, and MDLY have incurred, and will incur, in connection with the Mergers (whether or not they are consummated);

•        the impact that any current or additional litigation relating to the Mergers or the MDLY Merger, as applicable, may have on any of Sierra, MCC, and MDLY;

•        that statements with respect to future distributions may prove to be incorrect;

•        the ability of portfolio companies to pay interest and principal in the future, or to achieve their investment or business objectives;

•        the ability of MDLY to grow its fee earning assets under management;

•        the ability of the Combined Company or the Sierra/MDLY Company, as applicable, to locate suitable investments and to monitor and administer their respective investments;

•        the likelihood that the Combined Company or the Sierra/MDLY Company, as applicable, will trade with more volume and perform better than Sierra, MCC, and MDLY did as standalone companies prior to the Mergers or the MDLY Merger, as applicable;

•        the potential negative effects of entering into and announcing the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement on the trading volume and market price of MCC Common Stock or MDLY Class A Common Stock;

•        the future operating results and business prospects of (i) Sierra, MCC, and MDLY, if the Mergers are not consummated, (ii) MCC if the MCC Merger is not consummated, (iii) the Combined Company if the Mergers are consummated, or (iv) the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated;

•        changes in political, economic or industry conditions, the interest rate environment or conditions affecting the capital markets, which could impact the value of Sierra’s, MCC’s, or, following the completion of the Mergers, the Combined Company’s assets, or, following completion of only the MDLY Merger, the Sierra/MDLY Company’s assets;

•        changes in laws or regulations that could impact the industry, operations, or value of assets of Sierra, MCC, MDLY, or, following the Mergers, the Combined Company, or, following only the MDLY Merger, the Sierra/MDLY Company, as applicable; and

•        the ability for the Combined Company or the Sierra/MDLY Company, as applicable, to maintain its qualification as a RIC and operate as a BDC.

The foregoing list of factors is not exhaustive. The forward-looking statements included in this Amended Joint Proxy Statement/Prospectus have been based on information available to Sierra, MCC, and MDLY, as appropriate, on the date of this Amended Joint Proxy Statement/Prospectus and neither Sierra, MCC, nor MDLY assumes any obligation to update any such forward-looking statements except as may be required by applicable law. You are encouraged to consult any additional disclosures that Sierra, MCC, or MDLY may make directly to you or through reports that they have filed or in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Sierra’s, MCC’s and MDLY’s, and, following the Mergers, the Combined Company’s, or, as applicable, following only the MDLY Merger, the Sierra/MDLY Company’s and Merger Sub’s actual results and conditions could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth above in “Risk Factors” and elsewhere in this Amended Joint Proxy Statement/Prospectus. You should not place undue reliance on forward-looking statements.

THE SIERRA SPECIAL MEETING

Date, Time and Place of the Sierra Special Meeting

The Sierra Special Meeting will take place on [        ] at [        ] [        ], Eastern Time, at the offices of Eversheds Sutherland (US) LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036.

Sierra encourages you to designate how your shares will be voted at the Sierra Special Meeting by granting a proxy authorizing a proxy holder to vote your shares. If you properly sign and date the accompanying WHITE proxy card, and Sierra receives your proxy card or vote prior to the Sierra Special Meeting, the persons named as proxies will vote your shares of Sierra Common Stock in the manner that you specify. Sierra Stockholders of record on the Sierra Record Date (as defined below) may also vote via the Internet or by telephone prior to the Sierra Special Meeting, or authorize a proxy to vote their shares. Sierra Stockholders entitled to vote at the Sierra Special Meeting who are interested in voting via the Internet or by telephone should review the specific instructions shown on the enclosed proxy card. The Internet and telephone procedures shown on the enclosed proxy card are designed to authenticate the Sierra Stockholder’s identity and to allow Sierra Stockholders to cause the vote of their shares of Sierra Common Stock at the Sierra Special Meeting.

Purpose of the Sierra Special Meeting

At the Sierra Special Meeting, Sierra Stockholders will be asked to consider and vote on the following proposals:

1)      a proposal to approve the MCC Merger;

2)      a proposal to approve the MDLY Merger;

3)      a proposal to approve the issuance of the Settlement Shares and the shares of Sierra Common Stock to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a price below its then current NAV per share, if applicable;

4)      a proposal to adopt the Sierra Incentive Plan;

5)      a proposal to adopt the Sierra Charter Amendments;

6)      a proposal to approve the New Sierra Investment Advisory Agreement; and

7)      a proposal to approve the adjournment of the Sierra Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals, or for other reasons.

For more information, see “Special Factors,” “Description of the Amended MCC Merger Agreement,” “Description of the Amended MDLY Merger Agreement,” “Sierra Proposal #1: Approval of the MCC Merger,” “Sierra Proposal #2: Approval of the MDLY Merger,” “Sierra Proposal #3: Issuance of the Settlement Shares and the Shares of Sierra Common Stock to be Issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a Price Below its Then Current NAV per Share, if applicable,” “Sierra Proposal #4: Adoption of the Sierra Incentive Plan,” “Sierra Proposal #5: Adoption of the Sierra Charter Amendments,” “Sierra Proposal #6: Approval of the New Sierra Investment Advisory Agreement,” and “Sierra Proposal #7: Possible Adjournment to Solicit Additional Proxies, if Necessary or Appropriate.”

BASED UPON THE RECOMMENDATION OF THE SIERRA SPECIAL COMMITTEE, THE SIERRA BOARD UNANIMOUSLY RECOMMENDS THAT SIERRA STOCKHOLDERS VOTE:

•        “FOR” THE APPROVAL of the MCC Merger.

•        “FOR” the APPROVAL of the MDLY Merger.

•        “FOR” the issuance of the SETTLEMENT SHARES AND THE shares of Sierra Common Stock to be issued pursuant to each of the AMENDED MCC Merger Agreement and the AMENDED MDLY Merger Agreement at a price below its then current NAV per share, if applicable.

•        “FOR” the adoption of the Sierra INCENTIVE Plan.

•        “FOR” the adoption of the Sierra charter Amendments.

•        “FOR” THE APPROVAL OF THE NEW SIERRA INVESTMENT ADVISORY AGREEMENT.

•        “FOR” the adjournment of the Sierra Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals, OR FOR OTHER REASONS.

Record Date

The Sierra Record Date for the Sierra Special Meeting is the close of business on [        ], 2019. As of the Sierra Record Date, there were [        ] shares of Sierra Common Stock outstanding and entitled to vote, held by approximately [        ] holders of record. The Sierra Record Date was established by the Sierra Board and only Sierra Stockholders as of such date are entitled to receive notice of the Sierra Special Meeting and to vote at the Sierra Special Meeting. In the event that the Sierra Special Meeting is adjourned or postponed, Sierra Stockholders as of the Sierra Record Date would be entitled to vote at the adjourned or postponed Sierra Special Meeting (unless the Sierra Board fixes a new record date for the Sierra Special Meeting). See “— Vote Required” below.

Quorum and Adjournments

A quorum is required to be present in order to conduct business at the Sierra Special Meeting. The presence, in person or by proxy, of the holders of one-third of the outstanding shares of Sierra Common Stock as of the Sierra Record Date will constitute a quorum for the purposes of the Sierra Special Meeting. Proxies properly executed and marked with a positive vote, a negative vote or an abstention will be considered present at the Sierra Special Meeting for purposes of determining whether a quorum is present for the transaction of all business at the Sierra Special Meeting.

Sierra Stockholders will be asked to consider a proposal to adjourn the Sierra Special Meeting to solicit additional proxies, if necessary or appropriate, or for other reasons. Such adjournment will be permitted if approved by a majority of the votes cast by the holders of Sierra Common Stock as of the Sierra Record Date present or represented by proxy at the Sierra Special Meeting, whether or not a quorum exists. Abstentions and “broker non-votes” shall not be counted a votes cast on the adjournment proposal and will have no effect on the adjournment vote. In addition, the chairman of the Sierra Special Meeting will have the authority to adjourn the Sierra Special Meeting from time-to-time for any reason without notice and without the vote or approval of the Sierra Stockholders.

Vote Required

Sierra Proposal #1: Approval of the MCC Merger.

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal to approve the MCC Merger. The holders of a majority of the outstanding shares of Sierra Common Stock as of the Sierra Record Date must affirmatively vote “FOR” the proposal in order for it to be approved. Because the vote on the proposal is based on the total number of shares outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

Sierra Proposal #2: Approval of the MDLY Merger.

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal to approve the MDLY Merger. The holders of a majority of the outstanding shares of Sierra Common Stock as of the Sierra Record Date must affirmatively vote “FOR” the proposal in order for it to be approved. Because the vote on the proposal is based on the total number of shares outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

Sierra Proposal #3. Issuance of the Settlement Shares and the Shares of Sierra Common Stock to be Issued Pursuant to Each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a Price Below its Then Current NAV per Share, if applicable.

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal to approve the issuance of the Settlement Shares and the shares of Sierra Common Stock to be issued pursuant to each of the MCC Merger Agreement and the MDLY Merger Agreement at a price below its then current NAV per share, if applicable.

Under the Amended MCC Merger Agreement, the MCC Exchange Ratio varies depending on the amount of the Plaintiff Attorney Fees. In the MCC Merger, MCC Stockholders will receive between 0.66 to 0.68 of Sierra Common Stock for each share of MCC Common Stock. The amount of Plaintiff Attorney Fees will be determined in connection with the approval of the Settlement by the Delaware Court of Chancery. Therefore, the MCC Exchange Ratio may not be known until the MCC Merger Closing. Under the Amended MDLY Merger Agreement, the MDLY Class A Exchange Ratio of 0.2688 shares of Sierra Common Stock, and the amount of MDLY Class A Merger Cash Consideration, for each share of MDLY Class A Common Stock (held by any person other than a Medley LLC Unitholder) was fixed on July 29, 2019, the date of the signing of the Amended MDLY Merger Agreement. In addition, under the Amended MDLY Merger Agreement, the MDLY Unitholder Exchange Ratio of 0.2072 shares of Sierra Common Stock, and the amount of MDLY Unitholder Merger Cash Consideration, for each share of MDLY Class A Common Stock (held by a Medley LLC Unitholder) was fixed on July 29, 2019, the date of the signing of the Amended MDLY Merger Agreement.

Notwithstanding the foregoing, for the avoidance of doubt, Sierra is seeking approval for the issuance of the Settlement Shares and the shares of Sierra Common Stock to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a price below its then current NAV per share in the event that at the time of such issuance, Sierra’s then current NAV per share is greater than the value of the shares of MCC Common Stock or MDLY Class A Common Stock being converted.

Under the Investment Company Act, Sierra is not permitted to issue Sierra Common Stock at a price below its then current NAV per share unless such issuance is approved by the Sierra Stockholders and, in certain cases, the Sierra Board makes certain determinations.

Sierra Proposal #3 will be approved if a majority of the holders of (1) the outstanding shares of Sierra Common Stock and (2) the outstanding shares of Sierra Common Stock held by persons who are not affiliated persons of Sierra, each vote “FOR” the proposal. The vote of holders of a “majority,” as defined in the Investment Company Act, means the vote of the holders of the lesser of (1) 67% or more of the outstanding shares of Sierra Common Stock present or represented by proxy at the Sierra Special Meeting if the holders of more than 50% of the shares of Sierra Common Stock are present or represented by proxy or (2) more than 50% of the outstanding shares of Sierra Common Stock. In order to issue shares at a price below NAV pursuant to this approval, the Sierra Board would need to make certain determinations as required under the Investment Company Act. Abstentions and “broker non-votes” will have the effect of a vote “AGAINST” the proposal. If the then current NAV per share of Sierra Common Stock to be issued pursuant to each of the MCC Merger Agreement and the MDLY Merger Agreement is equal to or below the value of the shares of MCC Common Stock or MDLY Class A Common Stock being exchanged, then Sierra Stockholder approval of this proposal will not be required in order to complete the Mergers.

Assuming the MDLY Merger had been completed and the MCC Merger had not been completed on June 30, 2019, based on the financial information of Sierra and MDLY as of June 30, 2019 as set forth in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements,” the shares of the Sierra/MDLY Company Common Stock to be issued pursuant to the Amended MDLY Merger Agreement would have been issued at a price of $6.37 per share, which was the NAV per share of Sierra Common Stock as of June 30, 2019.

Assuming the Mergers had been completed on June 30, 2019, based on the financial information of Sierra, MCC, and MDLY as of June 30, 2019 as set forth in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements,” the Settlement Shares and the shares of the Combined Company Common Stock to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement would have been issued at a price of $6.37 per share, which was the NAV per share of Sierra Common Stock as of June 30, 2019.

Sierra Proposal #4. Adoption of the Sierra Incentive Plan.

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal to adopt the Sierra Incentive Plan. The majority of the votes cast by the holders of Sierra Common Stock as of the Sierra Record Date present or represented by proxy at the Sierra Special Meeting must affirmatively vote “FOR” the proposal in order for it to be approved (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions have the same effect as votes cast against the proposal, while “broker non-votes” will not be included in determining the number of votes cast and, as a result, do not affect the outcome.

Sierra Proposal #5. Adoption of the Sierra Charter Amendments.

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposals to adopt certain amendments to the Sierra Charter, set forth herein as “Sierra Proposal #5(A)”, “Sierra Proposal #5(B)”, “Sierra Proposal #5(C)”, “Sierra Proposal #5(D)”, and “Sierra Proposal #5(E)”. As described more fully below, depending upon the specific amendment, the requisite affirmative vote required to approve such amendment will vary.

•        Charter Amendment Proposal #5(A)(i) through (A)(xi) — conform certain provisions in the Sierra Charter more closely to provisions in the charters of other BDCs whose securities are listed and publicly traded on a national securities exchange (“Listed BDCs”) by removing provisions previously required by the Omnibus Guidelines promulgated by the North American Securities Administrators Association, Inc. (the “NASAA Guidelines”) and removing certain provisions that could impose unnecessary administrative burdens and expenses on Sierra arising from potential inconsistencies with the MGCL, the Investment Company Act and the listing rules of the NYSE, including amending provisions regarding (i) Sierra’s investment adviser, (ii) certain affiliated transactions, (iii) the offering of stock on a deferred-payment basis, (iv) distributions, (v) stockholder suitability and admission, (vi) share repurchase obligations, (vii) investment objectives and limitations, (viii) roll-ups, (ix) exculpation, indemnification, advancement of expenses and insurance, (x) stockholder access to reports and inspection of books and records, and (xi) certain conforming changes and other ministerial modifications (Charter Amendment Proposals (A)(i) through (A)(xi)).

The holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast as of the Sierra Record Date must affirmatively vote “FOR” the approval of each of Charter Amendment Proposals #5(A)(i) through (A)(xi) in order for it to be approved. Abstentions and broker non-votes will not count as affirmative votes cast and will therefore have the same effect as votes against each of Charter Amendment Proposals #5(A)(i) through (A)(xi).

•        Charter Amendment Proposal #5(B) — eliminate certain voting rights of Sierra Stockholders, including the right to direct that the Sierra Board cause Sierra to (i) amend the Sierra Charter, (ii) dissolve Sierra, (iii) approve the sale of all or substantially all of the assets of Sierra, or (iv) cause the merger or other reorganization of Sierra.

The holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast as of the Sierra Record Date must affirmatively vote “FOR” the approval of Charter Amendment Proposal #5(B). Abstentions and broker non-votes will not count as affirmative votes cast and will therefore have the same effect as votes against Charter Amendment Proposal #5(B).

•        Charter Amendment Proposal #5(C) — eliminate the ability of the Sierra Stockholders to cause the dissolution of Sierra without the necessity for concurrence by the Sierra Board.

The holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast on the matter as of the Sierra Record Date must affirmatively vote “FOR” the approval of Charter Amendment Proposal #5(C). Abstentions and broker non-votes will not count as affirmative votes cast and will therefore have the same effect as votes against Charter Amendment Proposal #5(C).

•        Charter Amendment Proposal #5(D) — permit the Sierra Stockholders, in addition to the Sierra Board, to adopt, alter or repeal any provision of the Sierra Bylaws and make new bylaws if such action is approved by the affirmative vote of a majority of all votes entitled to be cast on the matter.

The holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast on the matter as of the Sierra Record Date must affirmatively vote “FOR” the approval of Charter Amendment Proposal #5(D). Abstentions and broker non-votes will not count as affirmative votes cast and will therefore have the same effect as votes against Charter Amendment Proposal #5(D).

•        Charter Amendment Proposal #5(E) — remove language pertaining to the resolution of any conflict between the MGCL, the Sierra Charter, and the Sierra Bylaws, on the one hand, and the NASAA Guidelines, on the other hand, from that section of the Sierra Charter delegating such authority to the Sierra Board.

The holders of shares of Sierra Common Stock entitled to cast at least two-thirds of all the votes entitled to be cast as of the Sierra Record Date must affirmatively vote “FOR” the approval of Charter Amendment Proposal #5(E). Abstentions and broker non-votes will not count as affirmative votes cast and will therefore have the same effect as votes against Charter Amendment Proposal #5(E).

Sierra Proposal #6: Approval of the New Sierra Investment Advisory Agreement

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, Sierra Proposal #6. Sierra Proposal #6 will be approved if a majority of the holders of (1) the outstanding shares of Sierra Common Stock as of the Sierra Record Date and (2) the outstanding shares of Sierra Common Stock as of the Sierra Record Date held by persons who are not affiliated persons of Sierra, each must affirmatively vote “FOR” the proposal. The vote of holders of a “majority,” as defined in the Investment Company Act, means the vote of the holders of the lesser of (1) 67% or more of the outstanding shares of Sierra Common Stock present or represented by proxy at the Sierra Special Meeting if the holders of more than 50% of the shares of Sierra Common Stock are present or represented by proxy or (2) more than 50% of the outstanding shares of Sierra Common Stock. Because the vote on the proposal is based on the total number of shares outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

Sierra Proposal #7: Adjournment of the Sierra Special Meeting to Solicit Additional Proxies, if necessary or appropriate, or for other reasons.

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on the proposal to approve the adjournment of the Sierra Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals, or for other reasons. A majority of the votes cast by the holders of Sierra Common Stock as of the Sierra Record Date present or represented by proxy at the Sierra Special Meeting must affirmatively vote “FOR” the proposal in order for it to be approved (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal). Abstentions and “broker non-votes” are not considered votes cast on the adjournment proposal, and will have no effect on the vote for the proposal.

Voting of Directors and Executive Officers

As of the Sierra Record Date, Sierra’s executive officers and directors owned beneficially or of record [        ] shares of Sierra Common Stock, representing approximately [        ]% of the outstanding shares of Sierra Common Stock on that date.

Voting Methods

Whether or not you plan to attend the Sierra Special Meeting, Sierra encourages you to vote by proxy to ensure your vote is counted. You may still attend the Sierra Special Meeting and vote in person, even if you have already voted by proxy. A Sierra Stockholder may submit a proxy or vote shares of Sierra Common Stock by any of the following methods:

•        By Telephone or the Internet.    Sierra Stockholders can cause their shares of Sierra Common Stock to be voted by authorizing proxies via telephone or the Internet as instructed in the proxy card or the voting instruction form. The telephone and Internet procedures are designed to authenticate a Sierra Stockholder’s identity, to allow Sierra Stockholders to cause their shares to be voted and to confirm that their instructions have been properly recorded.

•        By Mail.    Sierra Stockholders who receive a paper proxy card or voting instruction form or request a paper proxy card or voting instruction form by telephone or the Internet may elect to vote by mail and should complete, sign and date the proxy card or voting instruction form and mail it in the pre-addressed envelope that accompanies the delivery of the proxy card or voting instruction form. For Sierra Stockholders of record, proxy cards submitted by mail must be received by the date and time of the Sierra Special Meeting. For Sierra Stockholders who hold their shares through an intermediary, such as a broker, bank or other nominee, the voting instruction form submitted by mail must be mailed by the deadline imposed by such Sierra Stockholder’s broker, bank or other nominee for the shares of Sierra Common Stock to be voted.

•        By Attending In Person.    Shares of Sierra Common Stock held in a Sierra Stockholder’s name as the Sierra Stockholder of record on the Sierra Record Date may be voted by such Sierra Stockholder in person at the Sierra Special Meeting. Shares of Sierra Common Stock held beneficially by a Sierra Stockholder in street name on the Sierra Record Date may be voted by such Sierra Stockholder in person at the Sierra Special Meeting only if such Sierra Stockholder obtains a legal proxy from the broker, bank or other nominee that holds such Sierra Stockholder’s shares of Sierra Common Stock giving such Sierra Stockholder the right to vote the shares of Sierra Common Stock and brings that proxy to the Sierra Special Meeting.

For shares of Sierra Common Stock held through a broker, bank or other nominee, a Sierra Stockholder may vote by submitting voting instructions to the broker, bank or nominee.

Voting of Proxies

A proxy is a stockholder’s legal designation of another person to vote the stock that such stockholder owns. That other person is called a proxy. If a stockholder designates someone as a proxy in a written document, that document is also called a proxy or a proxy card. Seth Taube and Richard T. Allorto, Jr. have been designated as proxies by the Sierra Board for the Sierra Special Meeting.

All shares of Sierra Common Stock represented by properly executed proxies received in time for the Sierra Special Meeting will be voted in the manner specified by Sierra Stockholders submitting those proxies, unless validly revoked or withdrawn prior to the Sierra Special Meeting. Properly executed proxies that do not contain voting instructions will be voted “FOR” the approval of each matter to be voted on at the Sierra Special Meeting. Sierra Stockholders may also instruct the proxy solicitor on how to cast their vote by calling the proxy solicitor or via the Internet pursuant to the instructions shown on the proxy card.

Under the MGCL and the Sierra Bylaws, only the matters stated in the Notice of Special Meeting will be presented for action at the Sierra Special Meeting or at any adjournment or postponement of the Sierra Special Meeting.

If a Sierra Stockholder holds shares of Sierra Common Stock in an account through a broker, bank or other institution or nominee, the institution or nominee will not vote the Sierra Stockholder’s shares unless such Sierra Stockholder provides instructions to the institution or nominee on how to vote their shares of Sierra Common Stock. These Sierra Stockholders should instruct their institution or nominee how to vote their shares by following the voting instructions provided by each institution or nominee. Such Sierra Stockholders may vote such shares at the Sierra Special Meeting only if the Sierra Stockholder obtains proper written authority from such institution or nominee and presents it at the Sierra Special Meeting.

Revocability of Proxies

Any Sierra Stockholder of record (i.e., a Sierra Stockholder holding shares of Sierra Common Stock directly in such Sierra Stockholder’s name) submitting a valid proxy for the Sierra Special Meeting may revoke it before it is exercised by (i) submitting a later dated properly executed proxy, (ii) submitting notice of revocation to Sierra in writing before or at the Sierra Special Meeting, (iii) attending the Sierra Special Meeting and voting at the Sierra Special Meeting or (iv) voting electronically, as described above. However, the mere presence at the Sierra Special Meeting by the Sierra Stockholder does not revoke the proxy. If the Sierra Stockholder’s shares are held in an account by a broker, bank or other institution or nominee, to revoke any voting instructions prior to the time the vote is taken at the Sierra Special Meeting, the Sierra Stockholder must contact such broker, bank or other institution or nominee to determine how to revoke the Sierra Stockholder’s vote in accordance with the policies of the broker, bank or other institution or nominee a sufficient time in advance of the Sierra Special Meeting.

Unless revoked as stated above, the shares of Sierra Common Stock represented by valid proxies will be voted on all matters to be acted upon at the Sierra Special Meeting. Sierra Stockholders may revoke a proxy by any of these methods regardless of the method used to deliver a Sierra Stockholder’s previous proxy.

Solicitation of Proxies

Under the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, all fees and expenses incurred in connection with the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, as the case may be, are to be paid by the party incurring such fees or expenses, which Sierra anticipates will be approximately $18.8 million, which includes $5.9 million relating to financial advisory fees and expenses, $9.4 million relating to legal, accounting and other professional services, $0.01 million relating to SEC filing fees, and $3.2 million relating to proxy solicitation, printing and mailing costs and $0.2 million relating to miscellaneous expenses; provided, that the costs and expenses of preparing, filing, printing and mailing this Registration Statement on Form N-14 and this Amended Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the Mergers, and the fees of any HSR Act filing shall be borne equally by Sierra, MCC, and MDLY.

Proxies will be solicited by mail or by requesting brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of shares of Sierra Common Stock held of record by such brokers, custodians, nominees and fiduciaries, each of whom Sierra, MCC, and MDLY will reimburse for its expenses in so doing. In addition to the use of mail, directors, officers and regular employees of Sierra’s investment adviser or Sierra’s administrator, without special compensation therefor, may solicit proxies personally or by telephone, electronic mail, facsimile or other electronic means from Sierra Stockholders.

Sierra has engaged the services of Alliance Advisors LLC and Innisfree M&A Incorporated, for the purpose of assisting in the solicitation of proxies at an anticipated cost of approximately $3.1 million, plus reimbursement of certain expenses and fees for additional services requested. Please note that Alliance Advisors LLC may solicit proxies by telephone on behalf of Sierra. They will not attempt to influence how Sierra Stockholders vote their shares of Sierra Common Stock, but only ask that Sierra Stockholders take the time to authorize their respective proxies. Sierra Stockholders may also be asked if they would like to authorize a proxy over the telephone and to have their voting instructions transmitted to Sierra’s proxy solicitor.

Sierra will mail a copy of this Amended Joint Proxy Statement/Prospectus, including the Notice of Special Meeting and the proxy card included with these materials, to each holder of record of Sierra Common Stock as of the Sierra Record Date.

Dissenters’ Rights

Sierra Stockholders do not have the right to exercise dissenters’ rights with respect to any matter to be voted upon at the Sierra Special Meeting.

Independent Tabulator

Sierra will retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results of the Sierra Special Meeting.

THE MCC SPECIAL MEETING

Date, Time and Place of the MCC Special Meeting

The MCC Special Meeting will take place on [        ], 2019 at [        ] [        ], Eastern Time, at the offices of Eversheds Sutherland (US) LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036.

MCC encourages you to vote your shares prior to the MCC Special Meeting, either via the Internet, by telephone, or by granting a proxy authorizing a proxy holder to vote your shares. If you properly sign and date the accompanying WHITE proxy card, and MCC receives your proxy card or vote prior to the MCC Special Meeting, the persons named as proxies will vote your shares of MCC Common Stock in the manner that you specify. MCC Stockholders of record on the MCC Record Date (as defined below) may also vote via the Internet or by telephone prior to the MCC Special Meeting, or authorize a proxy to vote their shares. MCC Stockholders entitled to vote at the MCC Special Meeting who are interested in voting via the Internet or by telephone should review the specific instructions shown on the enclosed proxy card. The Internet and telephone procedures shown on the enclosed proxy card are designed to authenticate the MCC Stockholder’s identity and to allow MCC Stockholders to cause the vote of their shares of MCC Common Stock at the MCC Special Meeting.

Purpose of the MCC Special Meeting

At the MCC Special Meeting, MCC Stockholders will be asked to consider and vote on the following proposals:

1)      a proposal to approve the adoption of the Amended MCC Merger Agreement; and

2)      a proposal to approve the adjournment of the MCC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the Amended MCC Merger Agreement, or for other reasons.

For more information, see “Special Factors,” “Description of the Amended MCC Merger Agreement,” “MCC Proposal #1: Approval of the Adoption of the Amended MCC Merger Agreement,” and “MCC Proposal #2: Possible Adjournment to Solicit Additional Proxies, if Necessary or Appropriate.”

BASED UPON THE RECOMMENDATION OF THE MCC SPECIAL COMMITTEE, THE MCC BOARD UNANIMOUSLY RECOMMENDS THAT MCC STOCKHOLDERS VOTE:

•        “FOR” THE approval of the adoption of the AMENDED MCC Merger Agreement.

•        “FOR” the adjournment of the mcc Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the mCC Special Meeting to approve the ADOPTION OF THE AMENDED MCC MERGER AGREEMENT, OR FOR OTHER REASONS.

Record Date

The MCC Record Date for the MCC Special Meeting is the close of business on [        ], 2019. As of the MCC Record Date, there were [        ] shares of MCC Common Stock outstanding and entitled to vote, held by approximately [        ] holders of record. The MCC Record Date was established by the MCC Board and only MCC Stockholders as of such date are entitled to receive notice of the MCC Special Meeting and to vote at the MCC Special Meeting. In the event that the MCC Special Meeting is adjourned or postponed, MCC Stockholders as of the MCC Record Date would be entitled to vote at the adjourned or postponed MCC Special Meeting (unless the MCC Board fixes a new record date for the MCC Special Meeting). See “— Vote Required” below.

Quorum and Adjournments

A quorum is required to be present in order to conduct business at the MCC Special Meeting. The presence, in person or by proxy, of the holders of a majority of outstanding shares of MCC Common Stock as of the MCC Record Date will constitute a quorum for the purposes of the MCC Special Meeting. Proxies properly executed and marked with a positive vote, a negative vote or an abstention will be considered present at the MCC Special Meeting for purposes of determining whether a quorum is present for the transaction of all business at the MCC Special Meeting.

MCC Stockholders will also be asked to consider a proposal to adjourn the MCC Special Meeting for the solicitation of additional votes, if necessary or appropriate, or for other reasons. Such adjournment will be permitted if approved by a majority of the votes cast by the holders of shares of MCC Common Stock present in person or by proxy at the MCC Special Meeting, whether or not a quorum exists. Abstentions will have no effect on the adjournment vote. Abstentions and “broker non-votes” shall not be counted a votes cast on the adjournment proposal and will have no effect on the adjournment vote. The chairman of the MCC Special Meeting will also have the authority to adjourn the MCC Special Meeting from time-to-time without notice and without the vote or approval of the stockholders.

Vote Required

MCC Proposal #1: Approval of the Adoption of the Amended MCC Merger Agreement.

MCC Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal to approve the adoption of the Amended MCC Merger Agreement. A majority of the outstanding shares of MCC Common Stock as of the MCC Record Date must affirmatively vote “FOR” the proposal in order for it to be approved. Because the vote on the proposal is based on the total number of shares outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

MCC Proposal #2: Adjournment of the MCC Special Meeting to Solicit Additional Proxies, if necessary or appropriate, or for other reasons.

MCC Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal to approve the adjournment of the MCC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the Amended MCC Merger Agreement, or for other reasons. A majority of the votes cast by the holders of MCC Common Stock as of the MCC Record Date present or represented by proxy at the MCC Special Meeting must affirmatively vote “FOR” the proposal in order for it to be approved (meaning the number of shares voted “FOR” the proposal must exceed the number of shares voted “AGAINST” the proposal). Abstentions and “broker non-votes” are not considered votes cast on the adjournment proposal, and will have no effect on the vote for the proposal.

Voting of Directors and Executive Officers

As of the MCC Record Date, MCC’s executive officers and directors owned beneficially or of record [        ] shares of MCC Common Stock, representing approximately [        ]% of the outstanding shares of MCC Common Stock on that date. Shares of MCC Common Stock that are deemed to be controlled by Management will be echo voted in the same manner and proportion as the shares of MCC Common Stock voted by the unaffiliated MCC Stockholders. The echo voting of MCC Common Stock deemed to be controlled by Management will be calculated without regard to broker non-votes and abstentions.

Voting Methods

Whether or not you plan to attend the MCC Special Meeting, MCC encourages you to vote by proxy to ensure your vote is counted. You may still attend the MCC Special Meeting and vote in person, even if you have already voted by proxy. A MCC Stockholder may submit a proxy or vote shares of MCC Common Stock by any of the following methods:

•        By Telephone or the Internet.    MCC Stockholders can cause their shares of MCC Common Stock to be voted by authorizing proxies via telephone or the Internet as instructed in the proxy card or the voting instruction form. The telephone and Internet procedures are designed to authenticate a MCC Stockholder’s identity, to allow MCC Stockholders to cause their shares to be voted and to confirm that their instructions have been properly recorded.

•        By Mail.    MCC Stockholders who receive a paper proxy card or voting instruction form or request a paper proxy card or voting instruction form by telephone or the Internet may elect to vote by mail and should complete, sign and date the proxy card or voting instruction form and mail it in the pre-addressed envelope that accompanies the delivery of the proxy card or voting instruction form. For MCC Stockholders of record, proxy cards submitted by mail must be received by the date and time of the MCC Special Meeting.

For MCC Stockholders who hold their shares through an intermediary, such as a broker, bank or other nominee, the voting instruction form submitted by mail must be mailed by the deadline imposed by such MCC Stockholder’s broker, bank or other nominee for the shares of MCC Common Stock to be voted.

•        By Attending In Person.    Shares of MCC Common Stock held in a MCC Stockholder’s name as the MCC Stockholder of record on the MCC Record Date may be voted by such MCC Stockholder in person at the MCC Special Meeting. Shares of MCC Common Stock held beneficially by a MCC Stockholder in street name on the MCC Record Date may be voted by such MCC Stockholder in person at the MCC Special Meeting only if such MCC Stockholder obtains a legal proxy from the broker, bank or other nominee that holds such MCC Stockholder’s shares of MCC Common Stock giving such MCC Stockholder the right to vote the shares of MCC Common Stock and brings that proxy to the MCC Special Meeting.

For shares of MCC Common Stock held through a broker, bank or other nominee, a MCC Stockholder may vote by submitting voting instructions to the broker, bank or nominee.

Voting of Proxies

A proxy is a stockholder’s legal designation of another person to vote the stock that such stockholder owns. That other person is called a proxy. If a stockholder designates someone as a proxy in a written document, that document is also called a proxy or a proxy card. Brook Taube and Richard T. Allorto, Jr. have been designated as proxies by the MCC Board for the MCC Special Meeting.

All shares of MCC Common Stock represented by properly executed proxies received in time for the MCC Special Meeting will be voted in the manner specified by MCC Stockholders submitting those proxies, unless validly revoked or withdrawn prior to the MCC Special Meeting. Properly executed proxies that do not contain voting instructions will be voted “FOR” the approval of each matter to be voted on at the MCC Special Meeting. MCC Stockholders may also instruct the proxy solicitor on how to cast their vote by calling the proxy solicitor or via the Internet pursuant to the instructions shown on the proxy card.

Under the DGCL and the MCC Bylaws, only the matters stated in the Notice of Special Meeting will be presented for action at the MCC Special Meeting or at any adjournment or postponement of the MCC Special Meeting.

If a MCC Stockholder holds shares of MCC Common Stock in an account through a broker, bank or other institution or nominee, the institution or nominee will not vote such MCC Stockholder’s shares unless such MCC Stockholder provides instructions to the institution or nominee on how to vote their shares of MCC Common Stock. These MCC Stockholders should instruct their institution or nominee how to vote their shares of MCC Common Stock by following the voting instructions provided by each institution or nominee. Such MCC Stockholders may vote such shares of MCC Common Stock at the MCC Special Meeting only if the MCC Stockholder obtains proper written authority from such institution or nominee and presents it at the MCC Special Meeting.

Revocability of Proxies

Any MCC Stockholder of record (i.e., a MCC Stockholder holding shares of MCC Common Stock directly in such MCC Stockholder’s name) submitting a valid proxy for the MCC Special Meeting may revoke it before it is exercised by (i) submitting a later dated properly executed proxy, (ii) submitting notice of revocation to MCC in writing before or at the MCC Special Meeting, (iii) attending the MCC Special Meeting and voting at the MCC Special Meeting or (iv) voting electronically, as described above. However, the mere presence at the MCC Special Meeting by the MCC Stockholder does not revoke the proxy. If the MCC Stockholder’s shares are held in an account by a broker, bank or other institution or nominee, to revoke any voting instructions prior to the time the vote is taken at the MCC Special Meeting, the MCC Stockholder must contact such broker, bank or other institution or nominee to determine how to revoke the MCC Stockholder’s vote in accordance with the policies of the broker, bank or other institution or nominee a sufficient time in advance of the MCC Special Meeting.

Unless revoked as stated above, the shares of MCC Common Stock represented by valid proxies will be voted on all matters to be acted upon at the MCC Special Meeting. MCC Stockholders may revoke a proxy by any of these methods regardless of the method used to deliver a MCC Stockholder’s previous proxy.

Solicitation of Proxies

Under the Amended MCC Merger Agreement, all fees and expenses incurred in connection with the MCC Merger, the Amended MCC Merger Agreement, and the transactions contemplated by the Amended MCC Merger Agreement are to be paid by the party incurring such fees or expenses, which MCC anticipates will be approximately $23.1 million, which includes $4.3 million relating to financial advisory fees and expenses, $15.4 million relating to legal, accounting and other professional services, and $2.5 million relating to proxy solicitation, printing and mailing costs and $0.9 million relating to miscellaneous expenses; provided, that the costs and expenses of preparing, filing, printing and mailing this Registration Statement on Form N-14 and this Amended Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the MCC Merger, and the fees of any HSR Act filing shall be borne equally by MCC and Sierra.

Proxies will be solicited by mail or by requesting brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of shares of MCC Common Stock held of record by such brokers, custodians, nominees and fiduciaries, each of whom Sierra, MCC, and MDLY will reimburse for its expenses in so doing. In addition to the use of mail, directors, officers and regular employees of MCC’s investment adviser or MCC’s administrator, without special compensation therefor, may solicit proxies personally or by telephone, electronic mail, facsimile or other electronic means from MCC Stockholders.

MCC has engaged the services of Alliance Advisors LLC and Innisfree M&A Incorporated, for the purpose of assisting in the solicitation of proxies at an anticipated cost of approximately $2.3 million, plus reimbursement of certain expenses and fees for additional services requested. Please note that Alliance Advisors LLC may solicit proxies by telephone on behalf of MCC. They will not attempt to influence how MCC Stockholders vote their shares of MCC Common Stock, but only ask that MCC Stockholders take the time to authorize their respective proxies. MCC Stockholders may also be asked if they would like to authorize a proxy over the telephone and to have their voting instructions transmitted to MCC’s proxy solicitor.

MCC will mail a copy of this Amended Joint Proxy Statement/Prospectus, including the Notice of Special Meeting and the proxy card included with these materials, to each holder of record of MCC Common Stock on the MCC Record Date.

Dissenters’ Rights

MCC Stockholders do not have the right to exercise dissenters’ rights with respect to any matter to be voted upon at the MCC Special Meeting.

Independent Tabulator

MCC will retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results of the MCC Special Meeting.

THE MDLY SPECIAL MEETING

Date, Time and Place of the MDLY Special Meeting

The MDLY Special Meeting will take place on [        ] at [        ] [        ], Eastern Time, at the offices of Eversheds Sutherland (US) LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036.

MDLY encourages you to vote your shares prior to the MDLY Special Meeting, either via the Internet, by telephone, or by granting a proxy authorizing a proxy holder to vote your shares. If you properly sign and date the accompanying WHITE proxy card, and MDLY receives your proxy card or vote prior to the MDLY Special Meeting, the persons named as proxies will vote your shares of MDLY Common Stock in the manner that you specify. MDLY Stockholders of record on the MDLY Record Date (as defined below) may also vote via the Internet or by telephone prior to the MDLY Special Meeting, or authorize a proxy to vote their shares. MDLY Stockholders entitled to vote at the MDLY Special Meeting who are interested in voting via the Internet or by telephone should review the specific instructions shown on the enclosed proxy card. The Internet and telephone procedures shown on the enclosed proxy card are designed to authenticate the MDLY Stockholder’s identity and to allow MDLY Stockholders to cause the vote of their shares of MDLY Common Stock at the MDLY Special Meeting.

Purpose of the MDLY Special Meeting

At the MDLY Special Meeting, MDLY Stockholders will be asked to consider and vote on the following proposals:

1)      a proposal to approve the adoption of the Amended MDLY Merger Agreement; and

2)      a proposal to approve the adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons.

For more information, see “Special Factors,” “Description of the Amended MDLY Merger Agreement,” “MDLY Proposal #1: Approval of the adoption of the Amended MDLY Merger Agreement,” and “MDLY Proposal #2: Possible Adjournment to Solicit Additional Proxies, if Necessary or Appropriate.”

BASED UPON THE RECOMMENDATION OF THE MDLY SPECIAL COMMITTEE,
THE MDLY BOARD UNANIMOUSLY RECOMMENDS THAT MDLY STOCKHOLDERS VOTE:

•        “FOR” the approval of the adoption of the AMENDED MDLY Merger Agreement.

•        “FOR” the adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the ADOPTION OF THE AMENDED MDLY MERGER AGREEMENT, OR FOR OTHER REASONS.

Record Date

The MDLY Record Date for the MDLY Special Meeting is the close of business on [        ], 2019. As of the MDLY Record Date, there were [        ] shares of MDLY Class A Common Stock outstanding and entitled to vote, held by approximately [        ] holders of record, that will carry an aggregate of [        ] votes at the MDLY Special Meeting and [        ] shares of MDLY Class B Common Stock outstanding and entitled to vote, held by approximately one holder of record, that will carry an aggregate of [        ] votes at the MDLY Special Meeting. The MDLY Record Date was established by the MDLY Board and only MDLY Stockholders as of such date are entitled to receive notice of the MDLY Special Meeting and to vote at the MDLY Special Meeting. In the event that the MDLY Special Meeting is adjourned or postponed, MDLY Stockholders as of the MDLY Record Date would be entitled to vote at the adjourned or postponed MDLY Special Meeting (unless the MDLY Board fixes a new record date for the MDLY Special Meeting). See “— Vote Required” and “— Voting of Directors and Executive Officers” below.

Quorum and Adjournments

A quorum is required to be present in order to conduct business at the MDLY Special Meeting. The presence, in person or by proxy, of the holders of a majority in voting power of the MDLY Common Stock issued and outstanding as of the MDLY Record Date will constitute a quorum for the purposes of the MDLY Special Meeting. Proxies properly executed and marked with a positive vote, a negative vote or an abstention will be considered present at the MDLY Special Meeting for purposes of determining whether a quorum is present for the transaction of all business at the MDLY Special Meeting.

MDLY Stockholders will be asked to consider a proposal to adjourn the MDLY Special Meeting to solicit additional proxies, if necessary or appropriate, or for other reasons. Whether or not a quorum exists, such adjournment will be permitted if approved by a majority of the votes cast by the holders of shares of MDLY Common Stock as of the MDLY Record Date present in person or by proxy at the MDLY Special Meeting. Abstentions and “broker non-votes” shall not be counted as votes cast on the adjournment proposal and will have no effect on the adjournment vote. In addition, the chairman of the MDLY Special Meeting will have the authority to adjourn the MDLY Special Meeting from time-to-time for any reason without notice and without the vote or approval of the MDLY Stockholders.

Vote Required

MDLY Proposal #1: Approval of the Adoption of the Amended MDLY Merger Agreement.

MDLY Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal to approve the adoption of the Amended MDLY Merger Agreement. The holders of a majority of the voting power of the outstanding shares of MDLY Common Stock as of the MDLY Record Date must affirmatively vote “FOR” the proposal in order for it to be approved. Because the vote on the proposal is based on the total number of shares outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

MDLY Proposal #2: Adjournment of the MDLY Special Meeting to Solicit Additional Proxies, if necessary or appropriate, or for other reasons.

MDLY Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on the proposal to approve the adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons. The holders of a majority of the votes cast by the holders of shares of MDLY Common Stock as of the MDLY Record Date present in person or by proxy at the MDLY Special Meeting must affirmatively vote “FOR” the proposal in order for it to be approved (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions and “broker non-votes” are not considered votes cast on the adjournment proposal, and will have no effect on the vote for the proposal.

Voting of Directors and Executive Officers

As of the MDLY Record Date, MDLY’s executive officers and directors owned beneficially or of record [        ] shares of MDLY Class A Common Stock and 100 shares of MDLY Class B Common Stock, representing approximately [        ]% and [        ]% of the outstanding shares of MDLY Class A Common Stock and MDLY Class B Common Stock, respectively, on that date. Medley Group LLC, an entity wholly owned by members of Management, holds all [        ] issued and outstanding shares of MDLY Class B Common Stock. As the holder of MDLY Class B Common Stock and in accordance with the voting rights set forth in the MDLY Certificate, Medley Group LLC is currently entitled to a number of votes that is equal to [        ] times the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate (as defined in the Exchange Agreement), which is currently one-for-one. For more information about the voting rights of MDLY Class A Common Stock and MDLY Class B Common Stock, see “Description of MDLY’s Capital Stock — Common Stock.”

As a result of the Mergers or the MDLY Merger, as applicable, similar to all holders of MDLY Class A Common Stock, members of Management will receive shares of Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, as part of the consideration being paid to MDLY Stockholders. Management has agreed to refrain from trading any such shares of the Combined Company Common Stock or the Sierra/MDLY Company

Common Stock, as applicable, for a period of 12 months following the consummation of the Mergers or the MDLY Merger, as applicable. However, at the end of such 12-month period, members of Management will be able to sell their shares of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, in the open market, subject to certain volume limitations under the securities laws.

Voting Methods

Whether or not you plan to attend the MDLY Special Meeting, MDLY encourages you to vote by proxy to ensure your vote is counted. You may still attend the MDLY Special Meeting and vote in person, even if you have already voted by proxy. A MDLY Stockholder may submit a proxy or vote shares of MDLY Common Stock by any of the following methods:

•        By Telephone or the Internet.    MDLY Stockholders can cause their shares of MDLY Common Stock to be voted by authorizing proxies via telephone or the Internet as instructed in the proxy card or the voting instruction form. The telephone and Internet procedures are designed to authenticate a MDLY Stockholder’s identity, to allow MDLY Stockholders to cause their shares to be voted and to confirm that their instructions have been properly recorded.

•        By Mail.    MDLY Stockholders who receive a paper proxy card or voting instruction form or request a paper proxy card or voting instruction form by telephone or the Internet may elect to vote by mail and should complete, sign and date the proxy card or voting instruction form and mail it in the pre-addressed envelope that accompanies the delivery of the proxy card or voting instruction form. For MDLY Stockholders of record, proxy cards submitted by mail must be received by the date and time of the MDLY Special Meeting. For MDLY Stockholders who hold their shares through an intermediary, such as a broker, bank or other nominee, the voting instruction form submitted by mail must be mailed by the deadline imposed by such MDLY Stockholder’s broker, bank or other nominee for the shares of MDLY Common Stock to be voted.

•        By Attending In Person.    Shares of MDLY Common Stock held in a MDLY Stockholder’s name as the MDLY Stockholder of record on the MDLY Record Date may be voted by such MDLY Stockholder in person at the MDLY Special Meeting. Shares of MDLY Common Stock held beneficially by a MDLY Stockholder in street name on the MDLY Record Date may be voted by such MDLY Stockholder in person at the MDLY Special Meeting only if such MDLY Stockholder obtains a legal proxy from the broker, bank or other nominee that holds such MDLY Stockholder’s shares of MDLY Common Stock giving such MDLY Stockholder the right to vote the shares of MDLY Common Stock and brings that proxy to the MDLY Special Meeting.

For shares of MDLY Common Stock held through a broker, bank or other nominee, a MDLY Stockholder may vote by submitting voting instructions to the broker, bank or nominee.

Voting of Proxies

A proxy is a stockholder’s legal designation of another person to vote the stock that such stockholder owns. That other person is called a proxy. If a stockholder designates someone as a proxy in a written document, that document is also called a proxy or a proxy card. Brook Taube and John D. Fredericks have been designated as proxies by the MDLY Board for the MDLY Special Meeting.

All shares of MDLY Common Stock represented by properly executed proxies received in time for the MDLY Special Meeting will be voted in the manner specified by MDLY Stockholders submitting those proxies, unless validly revoked or withdrawn prior to the MDLY Special Meeting. Properly executed proxies that do not contain voting instructions will be voted “FOR” the approval of each matter to be voted on at the MDLY Special Meeting. MDLY Stockholders may also instruct the proxy solicitor on how to cast their vote by calling the proxy solicitor or via the Internet pursuant to the instructions shown on the proxy card.

Under the DGCL and the MDLY Bylaws, only the matters stated in the Notice of Special Meeting will be presented for action at the MDLY Special Meeting or at any adjournment or postponement of the MDLY Special Meeting.

If a MDLY Stockholder holds shares of MDLY Common Stock in an account through a broker, bank or other institution or nominee, the institution or nominee will not vote such MDLY Stockholder’s shares unless such MDLY Stockholder provides instructions to the institution or nominee on how to vote their shares of MDLY Common Stock. These MDLY Stockholders should instruct their institution or nominee how to vote their shares of MDLY Common Stock by following the voting instructions provided by each institution or nominee. Such MDLY Stockholders may vote such shares of MDLY Common Stock at the MDLY Special Meeting only if the MDLY Stockholder obtains proper written authority from such institution or nominee and presents it at the MDLY Special Meeting.

Revocability of Proxies

Any MDLY Stockholder of record (i.e., a MDLY Stockholder holding shares of MDLY Common Stock directly in such MDLY Stockholder’s name) submitting a valid proxy for the MDLY Special Meeting may revoke it before it is exercised by (i) submitting a later dated properly executed proxy, (ii) submitting notice of revocation to MDLY in writing before or at the MDLY Special Meeting, (iii) attending the MDLY Special Meeting and voting at the MDLY Special Meeting or (iv) voting electronically, as described above. However, the mere presence at the MDLY Special Meeting by the MDLY Stockholder does not revoke the proxy. If the MDLY Stockholder’s shares are held in an account by a broker, bank or other institution or nominee, to revoke any voting instructions prior to the time the vote is taken at the MDLY Special Meeting, the MDLY Stockholder must contact such broker, bank or other institution or nominee to determine how to revoke the MDLY Stockholder’s vote in accordance with the policies of the broker, bank or other institution or nominee a sufficient time in advance of the MDLY Special Meeting.

Unless revoked as stated above, the shares of MDLY Common Stock represented by valid proxies will be voted on all matters to be acted upon at the MDLY Special Meeting. MDLY Stockholders may revoke a proxy by any of these methods regardless of the method used to deliver a MDLY Stockholder’s previous proxy.

Solicitation of Proxies

Under the Amended MDLY Merger Agreement, all fees and expenses incurred in connection with the MDLY Merger, the Amended MDLY Merger Agreement, and the transactions contemplated by the Amended MDLY Merger Agreement are to be paid by the party incurring such fees or expenses, which MDLY anticipates will be approximately $10.6 million, which includes $5.6 million relating to financial advisory fees and expenses, $4.4 million relating to legal, accounting and other professional services, $0.3 million relating to proxy solicitation, printing and mailing costs, and $0.3 million relating to miscellaneous expenses; provided, that the costs and expenses of preparing, filing, printing and mailing this Registration Statement on Form N-14 and this Amended Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the MDLY Merger, and the fees of any HSR Act filing shall be borne equally by MDLY and Sierra.

Proxies will be solicited by mail or by requesting brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of shares of MDLY Common Stock held of record by such brokers, custodians, nominees and fiduciaries, each of whom Sierra, MCC, and MDLY will reimburse for its expenses in so doing. In addition to the use of mail, directors, officers and regular employees of MDLY, without special compensation therefor, may solicit proxies personally or by telephone, electronic mail, facsimile or other electronic means from MDLY Stockholders.

MDLY has engaged the services of Innisfree M&A Incorporated and Alliance Advisors LLC, for the purpose of assisting in the solicitation of proxies at an anticipated total cost of approximately $0.3 million, plus reimbursement of certain expenses and fees for additional services requested. Please note that Innisfree M&A Incorporated may solicit proxies by telephone on behalf of MDLY. They will not attempt to influence how MDLY Stockholders vote their shares of MDLY Common Stock, but only ask that MDLY Stockholders take the time to authorize their respective proxies. MDLY Stockholders may also be asked if they would like to authorize a proxy over the telephone and to have their voting instructions transmitted to MDLY’s proxy solicitor.

MDLY will mail a copy of this Amended Joint Proxy Statement/Prospectus, including the Notice of Special Meeting and the proxy card included with these materials, to each holder of record of MDLY Common Stock on the MDLY Record Date.

Appraisal Rights

MDLY Stockholders are entitled to appraisal rights under Section 262 of the DGCL in connection with the MDLY Merger, provided they follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL. A copy of Section 262 of the DGCL is attached as Appendix K to this Amended Joint Proxy Statement/Prospectus. Failure to strictly comply with Section 262 of the DGCL will result in the loss of appraisal rights. A proxy or vote against the MDLY Merger proposal will not be deemed an appraisal demand. Due to the complexity of the provisions of Section 262 of the DGCL, any MDLY Stockholder considering exercising its appraisal rights under Section 262 of the DGCL is urged to consult his, her or its own legal advisor. See “Description of the Amended MDLY Merger Agreement — Appraisal Rights” and “Appraisal Rights of MDLY Stockholders.”

Independent Tabulator

MDLY will retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results of the MDLY Special Meeting.

DESCRIPTION OF THE AMENDED MCC MERGER AGREEMENT

Explanatory Note Regarding the Amended MCC Merger Agreement

The following summary describes the material provisions of the Amended MCC Merger Agreement. The descriptions of the Amended MCC Merger Agreement in this summary and elsewhere in this Amended Joint Proxy Statement/Prospectus are not complete and are qualified in their entirety by reference to the Amended MCC Merger Agreement, a copy of which is attached to this Amended Joint Proxy Statement/Prospectus as Appendix A and incorporated by reference in its entirety into this Amended Joint Proxy Statement/Prospectus. You should read the Amended MCC Merger Agreement carefully and in its entirety because this summary may not contain all the information about the Amended MCC Merger Agreement that is important to you. Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger.

The representations, warranties and covenants of Sierra and MCC contained in the Amended MCC Merger Agreement have been made solely for the benefit of the parties thereto. In addition, the representations and warranties contained in the Amended MCC Merger Agreement (a) have been made only for purposes of the Amended MCC Merger Agreement, (b) have been qualified by (i) matters specifically disclosed in Sierra’s and MCC’s filings with the SEC filed or furnished since December 31, 2014, and (ii) confidential disclosures made in the disclosure schedules delivered in connection with the Amended MCC Merger Agreement, (c) are subject to applicable materiality qualifications contained in the Amended MCC Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Amended MCC Merger Agreement or such other date as is specified in the Amended MCC Merger Agreement and (e) have been included in the Amended MCC Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Amended MCC Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Amended MCC Merger Agreement, and not to provide investors with any other factual information regarding MCC or Sierra or their respective businesses. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of MCC or Sierra or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Amended MCC Merger Agreement, which subsequent information may or may not be fully reflected in Sierra’s or MCC’s public disclosures. The representations and warranties in the Amended MCC Merger Agreement and the description of them in this Amended Joint Proxy Statement/Prospectus should not be read alone but instead should be read in conjunction with the other information contained in this Amended Joint Proxy Statement/Prospectus and the other reports, statements and filings Sierra and MCC file publicly with the SEC.

The MCC Merger

Pursuant to the Amended MCC Merger Agreement, subject to certain conditions described therein, at the MCC Merger Closing, MCC will merge with and into Sierra, and the separate corporate existence of MCC shall cease. Sierra shall be the surviving company in the MCC Merger and shall continue its existence as a corporation under the laws of the State of Maryland. The MCC Merger will become effective at the MCC Merger Effective Time set forth in a certificate of merger (the “MCC Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and articles of merger (the “MCC Articles of Merger”) to be filed with the State Department of Assessments and Taxation for the State of Maryland (“SDAT”).

The MCC Board, acting upon the recommendation of the MCC Special Committee, has unanimously approved and declared advisable the MCC Merger and the Amended MCC Merger Agreement and determined that the MCC Merger and the other transactions contemplated by the Amended MCC Merger Agreement are advisable and in the best interests of MCC and the MCC Stockholders, and recommends that the MCC Stockholders vote “FOR” the approval of the adoption of the Amended MCC Merger Agreement and the transactions contemplated thereby (the “MCC Board Recommendation”). The Sierra Board, including the Sierra Special Committee has determined that the MCC Merger, the Amended MCC Merger Agreement, the issuance of the MCC Merger Shares (as defined below) and the Settlement Shares and the other transactions contemplated by the Amended MCC Merger Agreement are advisable and in the best interests of Sierra and the Sierra Stockholders, has approved the (i) the MCC Merger, (ii) the New

Sierra Investment Advisory Agreement, (iv) the Sierra Charter Amendments, and (iv) any other matters required to be approved or adopted by the Sierra Stockholders in order to effect the MCC Merger, the related issuance of the MCC Merger Shares and the Settlement Shares, and the other transactions contemplated by the Amended MCC Merger Agreement (collectively, the “Sierra-MCC Matters”) and has directed that the Sierra-MCC Matters be submitted to the Sierra Stockholders for approval and adoption at the Sierra Special Meeting, together with the recommendation of the Sierra Board that the Sierra Stockholders approve and adopt the Sierra Matters (the “Sierra Board Recommendation”).

Merger Consideration

In the MCC Merger, each share MCC Common Stock (other than the Excluded MCC Shares) will be converted into the right to receive (i) 0.68 shares of Sierra Common Stock if the Plaintiff Attorney Fees are less than or equal to $10,000,000; (ii) 0.66 shares of Sierra Common Stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000; (iii) between 0.68 and 0.66 per share of Sierra Common Stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000; or (iv) 0.66 shares of Sierra Common Stock in the event that the Plaintiff Attorney Fees are not determined prior to the MCC Merger Closing; provided, however, that a holder of MCC Common Stock who would otherwise be entitled to receive a fraction of a share of Sierra Common Stock shall, with respect to such fraction of a share, instead receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the most recently determined NAV per share of Sierra Common Stock by (ii) the fraction of a share (after taking into account all shares of MCC Common Stock held by such holder at the MCC Merger Effective Time and rounded to the nearest thousandth when expressed in decimal form) that such holder would otherwise be entitled to receive. The MCC Merger Shares and such cash payable in lieu of fractional shares of Sierra Common Stock is referred to collectively as the “MCC Merger Consideration.” It is intended that the MCC Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that the Amended MCC Merger Agreement shall constitute a “plan of reorganization” for such purposes.

If, between the date of the Amended MCC Merger Agreement and the MCC Merger Effective Time, the outstanding shares of Sierra Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change and specifically excluding sales of Sierra Common Stock, sales of Sierra equity-linked securities, and issuance of Sierra Common Stock pursuant to the Sierra Distribution Reinvestment Plan or otherwise in lieu of a portion of any cash dividend declared by Sierra, an appropriate and proportionate adjustment shall be made to the MCC Exchange Ratio.

Prior to the MCC Merger Closing Date, in the event that MCC has undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) or net capital gain (as defined in Section 1221(11) of the Code) for MCC’s short taxable year ending on the MCC Merger Closing Date, MCC shall declare a dividend (the “Final MCC Dividend”) to holders of shares of MCC Common Stock. The Final MCC Dividend, together with all previous MCC dividends with respect to MCC’s taxable year ending on the MCC Merger Closing Date, shall result in MCC distributing to the MCC Stockholders all of MCC’s undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) and all of MCC’s net capital gain (as defined in Section 1221(11) of the Code) for MCC’s taxable year ending on the MCC Merger Closing Date. If MCC determines it necessary to declare a Final MCC Dividend, it shall notify Sierra at least ten days prior to MCC Special Meeting.

Payment of Settlement Amount

In connection with the Settlement (as described in detail in “Special Factors — Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation”), the defendant parties to the Settlement (other than MDLY) have agreed to deposit, or cause to be deposited, $17 million in cash (the “Settlement Cash”) and $30 million of Sierra Common Stock (the “Settlement Shares”) (valued for these purposes as described in “Unaudited Pro Forma Condensed Consolidated Financial Statements”) to a settlement fund that will be formed immediately after the MCC Merger Closing and on the MCC Merger Closing Date (the “Settlement Fund”), which will be distributed to the Eligible Class Members. In connection therewith, and pursuant to the Amended MCC Merger Agreement, at or prior to the MCC Merger Effective Time and following the appointment of an escrow agent reasonably acceptable to each of Sierra and MCC (the “Escrow Agent”), MCC shall deposit with the Escrow Agent (solely for the benefit of the Eligible Class Members) the Settlement Cash, and Sierra shall issue and deliver to the Escrow Agent (solely for the benefit of the Eligible Class Members) the Settlement Shares. The Settlement Cash deposited by MCC with the Escrow Agent and the Settlement Shares issued by Sierra to the Escrow Agent shall be held in an escrow fund (the “Escrow Fund”). Pursuant to an escrow agreement to be entered into by and among MCC, Sierra and the Escrow Agent, the Escrow Agent will hold the Settlement Cash and the Settlement Shares in the Escrow Fund and will only release the same to the Settlement Fund upon receiving confirmation that both MCC and Sierra have made the necessary state filings to effectuate the MCC Merger. Sierra has agreed to deliver to the Escrow Agent copies of the filings made in the State of Delaware and the State of Maryland effectuating the MCC Merger required for the Escrow Agent to release and deliver the Settlement Cash and the Settlement Shares in the Escrow Fund to the Settlement Fund.

Sierra Charter and Bylaws

Pursuant to the Amended MCC Merger Agreement, the Sierra Board has reviewed and approved the Sierra Charter Amendments in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MCC Merger Effective Time, in the form attached to the Amended MCC Merger Agreement. The Third Amended and Restated Sierra Charter and the Articles of Amendment to the Third Amended Restated Sierra Charter, which comprise the Sierra Charter Amendments, are attached to this Amended Joint Proxy Statement/Prospectus as Appendix G and Appendix H, respectively. Sierra Stockholders are being asked to vote to adopt the Sierra Charter Amendments. Approval of the Third Amended and Restated Sierra Charter is a condition to closing under the Amended MCC Merger Agreement, but approval of the Articles of Amendment to the Third Amended Restated Sierra Charter is not. See “Sierra Proposal #5: Adoption of Sierra Charter Amendments.”

The Sierra Board has also reviewed and approved an amendment and restatement of the Sierra Bylaws (the “Amended and Restated Sierra Bylaws”) in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MCC Merger Effective Time, in the form attached to the Amended MCC Merger Agreement. The Amended and Restated Sierra Bylaws are attached to this Amended Joint Proxy Statement/Prospectus as Appendix I.

Officers and Directors of the Surviving Company

Under the Amended MCC Merger Agreement, Sierra has agreed to take such actions as may be required by the Sierra Charter and Sierra Bylaws in order to appoint the individuals to serve as directors of Sierra, as the surviving company in the MCC Merger, effective as of the MCC Merger Effective Time, which individuals shall consist of the current independent directors of Sierra, one interested director of Sierra, one independent director of MCC who will be selected by the independent directors of Sierra, and, if the independent directors of Sierra elect in their sole discretion, an additional independent director who will be selected by the independent directors of Sierra. In addition, effective as of the MCC Merger Effective Time, one of the current independent directors of Sierra shall be appointed to serve as the Chair of the Combined Company Board. The identities of the individuals so appointed are described under “Information about the Combined Company — Management.”

In addition, the Sierra Board has appointed the individuals who will serve as the officers of Sierra, as the surviving company in the MCC Merger, following the MCC Merger Effective Time. The identities of the individuals so appointed are described under “Information about the Combined Company — Management.”

Closing of the MCC Merger

Unless extended by mutual agreement of MCC and Sierra, the MCC Merger Closing will take place at 10:00 A.M. on a date and at a place to be specified by the parties, which shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions to the MCC Merger Closing (as set forth in the Amended MCC Merger Agreement and as described in the section of this Amended Joint Proxy Statement/Prospectus captioned “— Conditions to the MCC Merger”), other than conditions that by their terms are to be satisfied at the MCC Merger Closing and subject to the satisfaction or waiver of such conditions.

Contemporaneously with the MCC Merger Closing, Sierra shall file or cause to be filed the MCC Certificate of Merger with the Delaware Secretary, and the MCC Articles of Merger with SDAT. The MCC Merger shall become effective at the MCC Merger Effective Time set forth in the Certificate of Merger and Articles of Merger.

Delivery of MCC Merger Consideration

Prior to the MCC Merger Effective Time, Sierra shall appoint a bank or trust company, or Sierra’s transfer agent, in each case reasonably acceptable to MCC, pursuant to an agreement to act as exchange agent (the “MCC Merger Exchange Agent”) under the Amended MCC Merger Agreement. At or prior to the MCC Merger Effective Time, Sierra shall (i) authorize the MCC Merger Exchange Agent to issue an aggregate number of shares of Sierra Common Stock equal to the aggregate number of MCC Merger Shares and (ii) deposit, or cause to be deposited with, the MCC Merger Exchange Agent sufficient cash to make the payments to holders of shares of MCC Common Stock in lieu of fractional shares of Sierra Common Stock (collectively, the “MCC Exchange Fund”). The MCC Merger Exchange Agent shall invest any cash included in the MCC Exchange Fund as directed by Sierra; provided, however, that no gain or loss thereon shall affect the amounts payable to former holders of shares of MCC Common Stock pursuant to the Amended MCC Merger Agreement. Any interest or other income resulting from such investments shall be the sole property of Sierra.

As soon as reasonably practicable after the MCC Merger Effective Time, the MCC Merger Exchange Agent shall mail to each holder of record of a certificate(s) which immediately prior to the MCC Merger Effective Time represented outstanding shares of MCC Common Stock (other than Excluded MCC Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate(s) shall pass, only upon delivery of such certificate(s) (or affidavits of loss in lieu of such certificates)) to the MCC Merger Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the MCC Merger Exchange Agent Agreement (the “MCC Letter of Transmittal”) and (ii) instructions for use in surrendering such certificate(s) in exchange for the MCC Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to the Amended MCC Merger Agreement; provided, however, any holder of book-entry shares shall not be required to deliver a certificate or an executed MCC Letter of Transmittal to the MCC Merger Exchange Agent to receive the MCC Merger Consideration that such holder is entitled to receive as a result of the MCC Merger. In lieu thereof, each holder of record of one or more book-entry shares (other than Excluded MCC Shares) shall upon receipt by the MCC Merger Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of book-entry shares shall be deemed to have surrendered such shares upon receipt by the MCC Merger Exchange Agent of such “agent’s message” or such other evidence, if any, as the MCC Merger Exchange Agent may reasonably request), be entitled to receive, and Sierra shall cause the MCC Merger Exchange Agent to pay and deliver as promptly as reasonably practicable after the MCC Merger Effective Time, the MCC Merger Consideration such holder is entitled to receive as a result of the MCC Merger, and the book-entry shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the book-entry shares.

Upon surrender to the MCC Merger Exchange Agent of its certificate or certificates, accompanied by a properly completed MCC Letter of Transmittal, a holder of shares of MCC Common Stock (other than Excluded MCC Shares) will be entitled to receive the MCC Merger Consideration in respect of the shares of MCC Common Stock represented by its certificate or certificates, as well as any dividends payable with respect to such shares of MCC Common Stock at the time of surrender, and any dividends with respect to shares of Sierra Common Stock to which such holder is entitled. Until so surrendered, each such certificate shall represent after the MCC Merger Effective Time, for all purposes, only the right to receive, without interest, the MCC Merger Consideration upon surrender of such certificate in accordance with, together with any dividends or distributions to which such holder is entitled pursuant to, the Amended MCC Merger Agreement.

No dividends or other distributions declared with respect to Sierra Common Stock to stockholders of record on or after the MCC Merger Effective Time shall be paid to the holder of any unsurrendered certificate with respect to the shares of Sierra Common Stock to which the holder of such certificate is entitled upon exchange thereof in accordance with the Amended MCC Merger Agreement, in each case unless and until the holder thereof shall surrender such certificate. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such certificate in accordance with the Amended MCC Merger Agreement, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the MCC Merger Effective Time theretofore payable with respect to the whole shares of Sierra Common Stock represented by such certificate and not paid prior to the date of surrender, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of Sierra Common Stock represented by such certificate with a record date after the MCC Merger Effective Time (but before such surrender date) and with a payment date subsequent to the surrender date.

If any MCC Merger Consideration is to be issued or paid in a name other than that in which a certificate formerly representing MCC Common Stock surrendered in exchange therefor is registered, it shall be a condition to the issuance or payment of such MCC Merger Consideration that such certificate shall be properly endorsed or otherwise be in proper form for transfer, and the person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a person other than the registered holder of the certificate or establish to the satisfaction of Sierra that the tax has been paid or is not applicable.

The MCC Merger Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the MCC Merger Effective Time and (y) the expiration or termination of the MCC Merger Exchange Agent Agreement, Sierra) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of Sierra Common Stock otherwise payable pursuant to the Amended MCC Merger Agreement to any holder of shares of MCC Common Stock such amounts as the MCC Merger Exchange Agent or Sierra, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the MCC Merger Exchange Agent or Sierra, as the case may be, and timely paid over to the appropriate governmental entity, such withheld amounts shall be treated for all purposes of the Amended MCC Merger Agreement as having been paid to the holder of shares of MCC Common Stock in respect of whom such deduction and withholding was made by the MCC Merger Exchange Agent or Sierra, as the case may be.

After the MCC Merger Effective Time, there shall be no transfers on the stock transfer books of MCC of the shares of MCC Common Stock that were issued and outstanding immediately prior to the MCC Merger Effective Time other than to settle transfers of MCC Common Stock that occurred prior to the MCC Merger Effective Time. If, after the MCC Merger Effective Time, certificates or book-entry shares representing such shares of MCC Common Stock are presented for transfer to the MCC Merger Exchange Agent, they shall be cancelled and exchanged for the MCC Merger Consideration payable and issuable in respect of such certificates or book-entry shares, together with any dividends and distributions to which such holder is entitled in accordance with the Amended MCC Merger Agreement.

Any portion of the MCC Exchange Fund that remains unclaimed by the MCC Stockholders as of the first anniversary of the MCC Merger Effective Time may be paid to Sierra. In such event, any former MCC Stockholders who have not theretofore complied with the Amended MCC Merger Agreement shall thereafter look only to Sierra with respect to the MCC Merger Consideration and any unpaid dividends and distributions in respect of each share of Sierra Common Stock such stockholder is entitled to, as determined pursuant to the Amended MCC Merger Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Sierra, the Combined Company, the MCC Merger Exchange Agent or any other person shall be liable to any former holder of shares of MCC Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if reasonably required by Sierra or the MCC Merger Exchange Agent, the posting by such person of a bond in such amount as Sierra may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the MCC Merger Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the MCC Merger Consideration and any unpaid dividends or distributions deliverable in respect thereof pursuant to the Amended MCC Merger Agreement.

Representations and Warranties

The Amended MCC Merger Agreement contains certain representations and warranties made by MCC to Sierra and Sierra to MCC including, but not limited to, representations regarding:

•        corporate organization, valid existence, good standing, qualification to do business and subsidiaries;

•        capitalization, indebtedness and equity awards;

•        corporate authority, validity of the Amended MCC Merger Agreement and unanimous board approval of the MCC Merger;

•        absence of conflicts with or violation of, among other things, organizational documents or applicable laws;

•        third party and governmental consents and approvals;

•        reports and regulatory matters;

•        financial statements;

•        broker’s fees;

•        absence of certain changes and events;

•        legal proceedings;

•        taxes and tax returns;

•        compliance with applicable law;

•        material contracts;

•        matters relating to investments and ownership thereof;

•        property;

•        intellectual property;

•        inapplicability of state takeover laws;

•        the fairness opinion received by the MCC Special Committee and the Sierra Special Committee, as applicable;

•        information to be provided by MCC or Sierra (or their respective representatives) for inclusion in this Amended Joint Proxy Statement/Prospectus;

•        insurance;

•        environmental matters; and

•        knowledge regarding reorganization and approval matters.

Many of the representations and warranties contained in the Amended MCC Merger Agreement are qualified by materiality or the “Material Adverse Effect” standard. For purposes of the Amended MCC Merger Agreement, “Material Adverse Effect” is defined to mean, with respect to Sierra or MCC, as the case may be, any occurrence, change, event, effect or development that, individually, or taken together with all other occurrences, changes, events, effects or developments, has or would reasonably be likely to have, a material adverse effect on (a) the financial condition, results of operations, properties, assets or business of such party and its subsidiaries taken as a whole; or (b) the ability of such party to timely consummate the transactions contemplated by the Amended MCC Merger Agreement; provided, however, that, with respect to subsection (a) above, the determination of whether a “Material Adverse Effect” exists or has occurred shall not include effects to the extent attributable to:

(i)     changes, after the date of the Amended MCC Merger Agreement, in GAAP or regulatory accounting requirements applicable generally to companies in the industry in which such party and its subsidiaries operate;

(ii)    changes, after the date of the Amended MCC Merger Agreement, in laws, rules or regulations or interpretations thereof of general applicability to companies in the industry in which such party and its subsidiaries operate;

(iii)   actions or omissions taken with the prior written consent of the other party;

(iv)   changes, after the date of the Amended MCC Merger Agreement, in global or national political conditions or general economic or market conditions generally affecting other companies in the industry in which such party and its subsidiaries operate;

(v)    conditions arising out of acts of terrorism, war, weather conditions or other force majeure events;

(vi)   the public disclosure of the Amended MCC Merger Agreement or the transactions contemplated thereby; or

(vii)  any legal proceedings made or brought by any of the current or former stockholders of such party (on their own behalf or on behalf of the such party) arising out of or related to the Amended MCC Merger Agreement or any of the transactions contemplated by the Amended MCC Merger Agreement, except, with respect to clauses (i), (ii), (iv) and (v) above, to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations, properties, assets or business of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

Covenants Relating to the Conduct of the Business

Under the Amended MCC Merger Agreement, Sierra and MCC have agreed that, except as expressly contemplated by or permitted by the Amended MCC Merger Agreement or the MDLY Merger Agreement or with the prior written consent of the other party, during the period from the date of the Amended MCC Merger Agreement to the MCC Merger Effective Time, (a) each of Sierra and MCC shall, and shall cause each of its respective subsidiaries to, (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date of the Amended MCC Merger Agreement, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of Sierra and MCC shall, and shall cause each of its respective subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Sierra or MCC either to obtain any necessary approvals of any self-regulatory organization or governmental entity required for the transactions contemplated by the Amended MCC Merger Agreement or to perform its covenants and agreements under the Amended MCC Merger Agreement or to consummate the transactions contemplated thereunder.

In addition, MCC has agreed, except as expressly contemplated or permitted by the Amended MCC Merger Agreement or as set forth in a schedule to the Amended MCC Merger Agreement, without the prior written consent of Sierra (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

•        other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any person or entity;

•        adjust, split, combine or reclassify any of its capital stock;

•        make, declare or pay any dividend, other than (i) the Final MCC Dividend, if necessary, (ii) its regular quarterly dividend consistent with past practice of no more than $0.10 per share (or in such lower amount as may be determined by MCC in the MCC Board’s discretion), and (iii) dividends paid by any of MCC’s subsidiaries to MCC or to any of its wholly owned subsidiaries;

•        make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required under Subchapter M of Chapter 1 of the Code;

•        grant any stock options or restricted shares or restricted units or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

•        sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by MCC or any of its subsidiaries, in each case other than pursuant to contracts in force as of the date of the Amended MCC Merger Agreement and set forth in MCC’s disclosure schedule to the Amended MCC Merger Agreement;

•        take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the MCC Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or take any action, or knowingly fail to take any action, inconsistent with the treatment of the MCC Merger as a reorganization for U.S federal income tax purposes;

•        amend the MCC Certificate or the MCC Bylaws or the organizational documents of any subsidiary of MCC, or take any action to exempt any person or entity (other than Sierra or its subsidiaries) or any action taken by any person or entity from any applicable takeover statute or similarly restrictive provisions of its organizational documents;

•        enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract (as defined in the Amended MCC Merger Agreement) of MCC (or any contract that, if existing as of the date of the Amended MCC Merger Agreement, would be a material contract of MCC), other than (i) any termination or renewal in accordance with the terms of any existing material contract that occurs automatically without any action (other than notice of renewal) by MCC or any of its subsidiaries, (ii) the entry into any modification or amendment of, or waiver or consent under, any material contract as required or necessitated to obtain any required approval in connection with the MCC Merger, (iii) the termination of a material contract of MCC specifically contemplated by the Amended MCC Merger Agreement or (iv) amendments, waivers or consents to or under the existing debt documents of MCC in the ordinary course of business consistent with past practice;

•        form any entity that would comprise a subsidiary or dissolve or liquidate any subsidiary, in each case other than a wholly owned subsidiary;

•        materially amend any income tax return or any other material tax return;

•        settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment;

•        enter into any material closing agreement related to taxes, except in each case unless required by tax law or necessary or appropriate to preserve the status of any subsidiary of MCC as a disregarded entity or partnership for U.S. federal income tax purposes;

•        acquire the assets, business, or properties of any non-affiliated entity, or make any loans, advances or capital contributions to, or investments in, any person or entity (other than any wholly owned subsidiary of MCC);

•        allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

•        take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MCC Merger not being satisfied;

•        implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

•        take any action that would be reasonably expected to prevent, materially impede or delay beyond March 31, 2020 (the “MCC Merger Outside Date”) the consummation of the transactions contemplated by the Amended MCC Merger Agreement; or

•        agree to take, or publicly announce an intention to take, any of the foregoing actions.

In addition, Sierra has agreed, except as expressly contemplated or permitted by the Amended MCC Merger Agreement or as set forth in a schedule to the Amended MCC Merger Agreement, without the prior written consent of MCC (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

•        adjust, split, combine or reclassify any of its capital stock;

•        make, declare or pay any dividend, other than (i) its regular quarterly dividend consistent with past practice, (ii) dividends paid by any of Sierra’s subsidiaries to Sierra or to any of its wholly owned subsidiaries and (iii) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

•        make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the Sierra Charter or Sierra Bylaws or under Subchapter M of Chapter 1 of the Code;

•        grant any stock options or restricted shares or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by reports filed with the SEC by Sierra;

•        issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by reports filed with the SEC by Sierra;

•        sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by any such person or entity, in each case other than pursuant to contracts in force at the date of the Amended MCC Merger Agreement, except in furtherance of its investment objective as set forth in reports filed with the SEC by Sierra;

•        take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the MCC Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•        enter into any agreement with respect to, or amend any agreements relating to, its capital stock or indebtedness;

•        except as discussed above under “— Sierra Charter and Bylaws,” amend, repeal or otherwise modify any provision of the Sierra Charter, the Sierra Bylaws, the MCC Certificate or the MCC Bylaws in a manner that would adversely affect MCC, the MCC Stockholders or the transactions contemplated by the Amended MCC Merger Agreement;

•        enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract of Sierra (as defined in the Amended MCC Merger Agreement) or any contract that, if existing as of the date of the Amended MCC Merger Agreement, would be a material contract of Sierra, in each case other than (i) any termination or renewal in accordance with the terms of any existing material contract of Sierra that occurs automatically without any action (other than notice of renewal) by Sierra or any of its subsidiaries, (ii) the entry into any modification or amendment of, or waiver or consent under, any material contract of Sierra as required or necessitated to obtain any required approval in connection with the MCC Merger, or (iii) the termination of a material contract specifically contemplated by the Amended MCC Merger Agreement;

•        form any entity that would comprise a subsidiary or dissolve or liquidate any subsidiary, in each case, other than a wholly owned subsidiary;

•        materially amend any income tax return or any other material tax return;

•        settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment;

•        enter into any material closing agreement related to taxes, except in each case unless required by tax law or necessary or appropriate to preserve the status of any subsidiary of Sierra as a disregarded entity or partnership for U.S. federal income tax purposes;

•        take any action, or permit the taking of any action, that will result in Sierra not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the MCC Merger Consideration due at the MCC Merger Closing;

•        enter into any contract involving or relating to, or otherwise approve, any liquidation, dissolution, merger, consolidation, restructuring, recapitalization, reorganization or similar transaction;

•        take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MCC Merger not being satisfied;

•        take any action that would be reasonably expected to prevent, materially impede or delay beyond the MCC Merger Outside Date the consummation of the transactions contemplated by the Amended MCC Merger Agreement; or

•        agree to take, or publicly announce an intention to take, any of the foregoing actions.

Additional Covenants

MCC and Sierra have agreed to additional covenants between the execution of the Amended MCC Merger Agreement and the MCC Merger Closing including, but limited to, the following matters:

Regulatory Matters

MCC and Sierra have agreed to, and to cause their respective subsidiaries to, cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings with any third-party or governmental entity and to take any further actions reasonably requested by the other party to obtain as promptly as practicable the approvals required under the Amended MCC Merger Agreement and other consents required to be obtained in connection with the MCC Merger and the other transactions contemplated by the Amended MCC Merger Agreement. Without limiting the foregoing, MCC and Sierra have agreed to the following as it relates to regulatory matters:

•        Amendment to Registration Statement on Form N-14/Joint Proxy Statement

Each of MCC and Sierra has agreed to use its reasonable best efforts to prepare and file an amendment to Registration Statement on Form N-14, and have the amended Registration Statement on Form N-14 declared effective under the Securities Act as promptly as practicable after such filing, and MCC and Sierra shall promptly mail or deliver the Amended Joint Proxy Statement/Prospectus to their respective stockholders upon such effectiveness. Sierra and MCC also agreed to give notice of, convene and hold, as promptly as practicable, the Sierra Special Meeting and the MCC Special Meeting following the effectiveness of the amended Registration Statement on Form N-14. In addition, Sierra and MCC agreed to take additional steps in order to ensure the accuracy of the information contained in the amended Registration Statement on Form N-14 and the related Joint Proxy Statement/Prospectus, Sierra agreed to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits required to issue the MCC Merger Shares and the Settlement Shares, and MCC agreed to use reasonable best efforts to furnish all information concerning MCC and the holders of shares of MCC Common Stock as may be reasonably requested in connection with any such action.

•        HSR Act Filing Matters

Each of Sierra and MCC have agreed to file with the FTC and the DOJ, if and to the extent required (and only to the extent the prior approval and/or expiration of the applicable waiting period is no longer valid), a notification and report form relating to the Amended MCC Merger Agreement and the transactions contemplated thereby as required by the HSR Act (or an amendment to a previously filed notification and report form), and to take all other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the MCC Merger as soon as practicable.

•        SEC Exemptive Relief

MCC and Sierra agreed to submit an amendment to the application for the exemptive relief from the SEC to the staff of the Division of Investment Management of the SEC (the “Staff”) and thereafter provide all such supplemental information reasonably requested by the Staff in connection therewith and to use its commercially reasonable efforts to obtain the SEC Exemptive Relief. In connection therewith, if the SEC conditions the granting of exemptive relief upon a change to the transaction structure or other matters contemplated by the Amended MCC Merger Agreement and the MDLY Merger Agreement, each of MCC and Sierra has agreed to work together in good faith to make such changes and, if and to the extent necessary, to amend the Amended MCC Merger Agreement to reflect such modified terms; provided, however, in no event shall either party be obligated to agree to any term that adversely changes the economic terms of the Amended MCC Merger Agreement in any material respect or is inconsistent with the assumptions or other provisions set forth in the opinions of such party’s financial advisor.

Access to Information; Filing of Reports

Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of MCC and Sierra has agreed to, and has agreed to cause each of its subsidiaries to, give the other party and its respective officers, employees, accountants, counsel, advisors, agents and other representatives, reasonable access, during normal business hours during the period prior to the MCC Merger Effective Time, to its properties, books, contracts, commitments and records, and to make available, and to cause its subsidiaries to make available, to the other party a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under applicable law) and otherwise provide the other party with such information concerning its business, properties and personnel as the other party may reasonably request. However, in no event will a party or its subsidiaries be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege or contravene any applicable law, fiduciary duty or binding confidentiality agreement entered into prior to the date of the Amended MCC Merger Agreement. In the event the foregoing restrictions apply, the parties have agreed to make appropriate substitute disclosure arrangements. In addition, each of MCC and Sierra has agreed to file all periodic reports required to be filed by it between the date of the Amended MCC Merger Agreement and the MCC Merger Effective Time, and each such filing shall be prepared in accordance with the applicable forms, rules and regulations of the SEC and shall satisfy the standard for the relevant party in the Amended MCC Merger Agreement applicable to the reports filed by MCC with the SEC or the reports filed by Sierra with the SEC, as applicable.

MCC Special Meeting and MCC Board Recommendation

The MCC Board has approved and declared advisable the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, and made the MCC Board Recommendation. As it relates to the MCC Board Recommendation, the Amended MCC Merger Agreement provides that, except as discussed below, neither the MCC Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the MCC Board Recommendation, (ii) fail to publicly announce, within fifteen (15) business days after a tender offer or exchange relating to the securities of MCC shall have been commenced, a statement disclosing that the MCC Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any “MCC Merger Competing Proposal,” as defined below under “— Nonsolicitation of Competing Transaction Proposals” (any of the foregoing (i) through (iii) being referred to as a “MCC Adverse Recommendation Change”).

Notwithstanding the foregoing, the MCC Board may make a MCC Adverse Recommendation Change in the circumstances described below under “— Nonsolicitation of Competing Transaction Proposals.” However, unless the MCC Board has appropriately made a MCC Adverse Recommendation Change, MCC shall, through MCC Board, make the MCC Board Recommendation, and shall include such MCC Board Recommendation in this Amended Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from the MCC Stockholders proxies in favor of MCC Stockholder approval, and (y) take all other action necessary or advisable to secure MCC Stockholder approval.

In connection with the MCC Special Meeting, the MCC Board is permitted to adjourn, delay or postpone the MCC Special Meeting in accordance with applicable law (but not beyond March 31, 2020) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the MCC Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the MCC Stockholders prior to the MCC Special Meeting, (ii) if there are insufficient shares of MCC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the MCC Special Meeting, or (iii) to allow reasonable additional time to solicit additional proxies reasonably necessary in order to obtain MCC Stockholder approval.

Sierra Special Meeting and Sierra Board Recommendation

The Sierra Board has approved and declared to be advisable the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, and made the Sierra Board Recommendation. As it relates to the Sierra Board Recommendation, the Amended MCC Merger Agreement provides that, except as discussed below, neither the Sierra Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the Sierra Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of Sierra shall have been commenced, a statement disclosing that Sierra Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any “MCC Merger Competing Proposal,” as defined below under “— Nonsolicitation of Competing Transaction Proposals” (any of the foregoing (i) through (iii) being referred to as an “Sierra MCC Merger Adverse Recommendation Change”).

Notwithstanding the foregoing, the Sierra Board may make a Sierra MCC Merger Adverse Recommendation Change in the circumstances described below under “— Nonsolicitation of Competing Transaction Proposals.” However, unless the Sierra Board has appropriately made a Sierra MCC Merger Adverse Recommendation Change, Sierra shall, through Sierra Board, make the Sierra Board Recommendation, and shall include such Sierra Board Recommendation in this Amended Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from the Sierra Stockholders proxies in favor of Sierra Stockholder approval, and (y) take all other action necessary or advisable to secure Sierra Stockholder approval.

In connection with the Sierra Special Meeting, the Sierra Board is permitted to adjourn, delay or postpone the Sierra Special Meeting in accordance with applicable law (but not beyond March 31, 2020) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Sierra Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Sierra Stockholders prior to the Sierra Special Meeting, (ii) if there are insufficient shares of Sierra Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Sierra Special Meeting, or (iii) to allow reasonable additional time to solicit additional proxies reasonably necessary in order to obtain the Sierra Stockholder approval.

Exchange Listing

Under the Amended MCC Merger Agreement, Sierra has agreed to (a) take all steps as may be reasonably necessary to cause the outstanding Sierra Common Stock, the MCC Merger Shares, the Settlement Shares and the shares of Sierra Common Stock to be issued in the MDLY Merger to be listed for trading on the NYSE, and (b) use its commercially reasonable efforts to cause the outstanding Sierra Common Stock, the MCC Merger Shares, the Settlement Shares and the shares of Sierra Common Stock to be issued in the MDLY Merger to be listed for trading on the Tel Aviv Stock Exchange.

Indemnification; Directors’ and Officers’ Insurance.

In the event of any threatened or actual claim against any individual who is now, or has been at any time prior to the date of the Amended MCC Merger Agreement, or who becomes prior to the MCC Effective Time, a director or officer of MCC or any of its subsidiaries or who is or was serving at the request of MCC or any of its subsidiaries as a director or officer of another person (the “MCC Indemnified Parties”), based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of MCC or any of its subsidiaries prior to the MCC Merger Effective Time or (ii) the Amended MCC Merger Agreement or any of the transactions contemplated by the Amended MCC Merger Agreement, whether asserted or arising before or after the MCC Merger Effective Time, each of the parties has agreed to cooperate and use their commercially reasonable efforts to defend against and respond thereto. In addition, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the MCC Merger Effective Time existing on the date of the Amended MCC Merger Agreement in favor of any MCC Indemnified Party as provided in their respective organizational documents and any existing indemnification agreements set forth in a schedule to the Amended MCC Merger Agreement shall survive the MCC Merger as a contractual obligation of Sierra, as the surviving company in the MCC Merger set forth in a schedule to the Amended MCC Merger Agreement, and shall continue in full force and effect in accordance with their terms for a period of six years from the MCC Merger Closing Date and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the MCC Indemnified Parties thereunder; provided, that such existing indemnification agreements may be amended prior to the MCC Merger Effective Time as expressly permitted by the Amended MCC Merger Agreement if such amendments are in form reasonably acceptable to Sierra; and provided further, that the foregoing obligations do not require any amendment to the Sierra Charter (or, if the Sierra Stockholders adopt the Sierra Charter Amendments, the New Sierra Charter) or the Amended and Restated Sierra Bylaws, as the surviving company in the MCC Merger.

In addition, for a period of six years from the MCC Merger Closing Date, Sierra, in its capacity as the surviving company in the MCC Merger, has agreed to indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of MCC or any of its subsidiaries and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the MCC Merger Closing; provided, that, subject to certain exceptions in the event of conflicts of interest, the surviving company (a) shall not be liable for any amounts paid in the settlement of any claim without its prior written consent, which shall not be unreasonably withheld, and (b) shall be obligated to pay the fees and expenses of only one counsel for all MCC Indemnified Parties with respect to any single claim (each such counsel to be approved in advance by the surviving company, such consent not to be unreasonably withheld) unless the surviving company assumes the defense of such claim, in which case it shall not be liable for any fees and expenses of counsel to the MCC Indemnified Parties in respect of such claim.

MCC has agreed, at its sole cost, to cause the individuals serving as officers and directors of MCC or any of its subsidiaries immediately at or prior to the MCC Merger Effective Time to be covered for a period of six years from the MCC Merger Effective Time by the directors’ and officers’ liability insurance policy maintained by MCC through the purchase of so-called “tail” insurance with respect to acts or omissions occurring prior to the MCC Merger Effective Time that were committed by such officers and directors in their capacity as such. MCC is permitted to obtain up to $5 million of additional coverage limits above the coverage limits in its directors’ and officers’ liability insurance policy in connection with the purchase of such “tail” insurance, provided, that the aggregate premium for such additional coverage limits shall not exceed $1 million.

The provisions of the Amended MCC Merger Agreement relating to indemnification are intended to be for the benefit of, and may be enforced by, each MCC Indemnified Party and his or her heirs and representatives.

Advice of Changes

Each of MCC and Sierra has agreed to promptly advise the other of any change or event (i) having or reasonably likely to have a MCC Merger Material Adverse Effect on it, (ii) that it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants contained in the Amended MCC Merger Agreement that would result in the conditions to the MCC Merger Closing not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under the Amended MCC Merger Agreement.

Exemption from Liability Under Section 16(b)

Each of MCC and Sierra has agreed, prior to the MCC Merger Effective Time, to take all such steps as may be necessary or appropriate to cause any disposition of shares of MCC Common Stock or conversion of any derivative securities in respect of such shares of MCC Common Stock in connection with the consummation of the transactions contemplated by the Amended MCC Merger Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted thereunder.

Nonsolicitation of Competing Transaction Proposals

On October 14, 2019, MCC announced that the “go-shop” conducted by the MCC Special Committee did not produce a MCC Merger Superior Proposal. The MCC Board continues to recommend that the MCC Stockholders adopt the Amended MCC Merger Agreement. The description of the “go-shop” process below reflects the provisions in the Amended MCC Merger Agreement as in effect during the Go-Shop Period that expired on September 27, 2019 and the period through October 11, 2019 with respect to certain Excluded Parties. For more information regarding the “go-shop” process conducted by the MCC Special Committee, see “Special Factors — Phase 2 — Background of the Mergers — The MCC “Go-Shop” Process.”

Except with respect to any Excluded Party (as described below) and subject to other provisions of the Amended MCC Merger Agreement, each of MCC and Sierra has agreed to, and to use its commercially reasonable efforts to cause its representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any third party relating to any MCC Merger Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a MCC Merger Competing Proposal. In addition, subject to certain exceptions discussed below, each of MCC and Sierra has agreed, until the earlier of the MCC Merger Effective Time and termination of the Amended MCC Merger Agreement in accordance with its terms, to not, and to not permit its respective subsidiaries to, and to use commercially reasonable efforts to cause its respective representatives not to, directly or indirectly,

•        initiate, solicit, induce or knowingly encourage or facilitate any inquiry with respect to the making of any proposal or offer with respect to a MCC Merger Competing Proposal;

•        engage in negotiations or discussions with, or furnish any material nonpublic information to, any third party relating to a MCC Competing Proposal or any inquiry that could reasonably be expected to lead to a MCC Merger Competing Proposal; or

•        enter into any agreement, arrangement or understanding with, any third party relating to a MCC Merger Competing Proposal or any inquiry or proposal that could reasonably be expected to lead to a MCC Merger Competing Proposal.

Notwithstanding the foregoing, each of MCC and Sierra (i) may inform third parties of provisions of the Amended MCC Merger Agreement that governs MCC Merger Competing Proposals, (ii) may grant a waiver of, or terminate, any “standstill” or similar obligation of any third party with respect to MCC or Sierra, as applicable, in order to allow such third party to submit a MCC Merger Competing Proposal, or to allow a third party’s participation in MCC’s or Sierra’s exploration of strategic alternatives and (iii) MCC may continue to take any of the actions described in the first two bullets above with respect to any Excluded Party from and after the No-Shop Period Start Date (as defined below) for so long as such Excluded Party remains an Excluded Party, or, if earlier, the earliest of the date on which (x) the Excluded Party has terminated or finally withdrawn the MCC Merger Competing Proposal made prior to the No-Shop Period Start Date, (y) the person submitting the relevant MCC Merger Competing Proposal ceases to be an Excluded Party because the MCC Special Committee determines that such MCC Merger Competing Proposal does not constitute or could not reasonably be expected to lead to a MCC Merger Superior Proposal (as defined below), and (z) the MCC Stockholder approval is obtained.

The confidentiality agreements entered into by MDLY in connection with its exploration of strategic alternatives include customary standstill provisions pursuant to which potential bidders agreed, except as requested or consented to by MDLY, not to take certain actions regarding strategic transactions or management or control of MDLY, its subsidiaries, Sierra or MCC and, subject to an exception to permit confidential requests for waivers following the public announcement of an acquisition transaction, not to request waivers of those standstill provisions, in each case during the relevant standstill period. As of the date of this Amended Joint Proxy Statement/Prospectus, the standstill provisions in all such confidentiality agreements have expired. In addition, even when the standstill provisions remained in effect, all counterparties subject to such standstill provisions were permitted to confidentially seek a waiver of the standstill provisions following MDLY’s entry into the MDLY Merger Agreement in order to privately submit a competing proposal with respect to MDLY, its subsidiaries, Sierra and/or MCC. Moreover, on April 29, 2019, MDLY sent letters to each bidder whose standstill period had not yet expired and released such bidders from all provisions of the confidentiality agreement that would have inhibited or restricted the participation in MCC’s exploration of strategic alternatives.

In addition, if at any time prior to the date that MCC Stockholder approval is obtained (in the case of MCC) or Sierra Stockholder approval is obtained (in the case of Sierra), in the event that MCC (or its representatives on MCC’s behalf) or Sierra (or its representatives on Sierra’s behalf) receives a MCC Merger Competing Proposal from any third party, subject to the rights of MCC with respect to Excluded Parties pursuant to the Amended MCC Merger Agreement,

•        during the Go-Shop Period, Sierra and the Sierra Board and its representatives may engage in negotiations or substantive discussions with, or furnish any information and other access to, any third party making such MCC Merger Competing Proposal and its representatives and affiliates (without the Sierra Board being required to make the determination that (A) such MCC Merger Competing Proposal either constitutes a MCC Merger Superior Proposal or could reasonably be expected to lead to a MCC Merger Superior Proposal and (B) failure to consider such MCC Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of Sierra under Applicable Law),

•        after the No-Shop Period Start Date, but prior to the date that the MCC Stockholder approval is obtained (in the case of MCC) or the Sierra Stockholder approval is obtained (in the case of Sierra), MCC and its representatives or Sierra and its representatives, as applicable, may contact such third party to clarify any ambiguous terms and conditions thereof (without the MCC Board or Sierra Board, as applicable, being required to make the determination set forth in the following bullet point), and

•        after the No-Shop Period Start Date, but prior to the date that the MCC Stockholder approval is obtained (in the case of MCC) or the Sierra Stockholder Approval is obtained (in the case of Sierra), subject to satisfaction of certain procedural requirements (including without limitation the requirement that such third party (if not already bound) enter into a confidentiality agreement with MCC or Sierra, as applicable, on terms no less favorable than the existing confidentiality agreement between MCC and Sierra (unless MCC or Sierra, as applicable, agrees to amend the existing confidentiality agreement to reflect such more favorable terms); provided that the confidentiality agreement with the third party need not restrict the making of competing proposals to MCC or the MCC Board or to Sierra or the Sierra Board, as applicable), MCC and the MCC Board and its representatives or Sierra and the Sierra Board and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any third party making such MCC Merger Competing Proposal and its representatives and affiliates if the MCC Special Committee or Sierra Special Committee, as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that:

•        such MCC Merger Competing Proposal either constitutes a MCC Merger Superior Proposal or could reasonably be expected to lead to a MCC Merger Superior Proposal, and

•        failure to consider such MCC Merger Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MCC or Sierra, as applicable, under applicable law, provided that such receipt of such MCC Merger Competing Proposal did not result from any material breach by the receiving party of any of the non-solicitation provisions of the Amended MCC Merger Agreement and certain other procedural requirements are satisfied.

No later than two (2) business days after the No-Shop Period Start Date, MCC will notify Sierra of the identity of each Excluded Party as of such time. In addition, until the earlier of the MCC Merger Effective Time and termination of the Amended MCC Merger Agreement, each of MCC and Sierra has agreed, as promptly as reasonably practicable, and in any event within two business days of receipt by it or any of its representatives (other than from any Excluded Party in the case of MCC) of any MCC Merger Competing Proposal or any inquiry that could reasonably be expected to lead to a MCC Merger Competing Proposal, to deliver to the other party a written notice setting forth: (A) the identity of the third party making such MCC Merger Competing Proposal or inquiry (to the extent not prohibited by any applicable confidentiality agreement existing prior to the date of the Amended MCC Merger Agreement) and (B) the material terms and conditions of any such MCC Merger Competing Proposal. Thereafter, MCC and Sierra are obligated to keep the other party reasonably informed of any material amendment or modification of any such MCC Merger Competing Proposal on a prompt basis, and in any event within two business days following such material amendment or modification. For the avoidance of doubt, MCC shall not be required to disclose to Sierra any terms or conditions of any MCC Merger Competing Proposal made by an Excluded Party.

Sierra and MCC further agreed that, except as described below:

•        the MCC Board would not effect a MCC Adverse Recommendation Change and the Sierra Board would not effect a Sierra Merger Agreement Adverse Recommendation Change (each, a “MCC Merger Adverse Recommendation Change”);

•        the MCC Board would not approve or recommend, or allow MCC to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any MCC Merger Competing Proposal (other than a confidentiality agreement in accordance with the terms of the Amended MCC Merger Agreement), and

•        the Sierra Board would not approve or recommend, or allow Sierra to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any MCC Merger Competing Proposal (other than a confidentiality agreement in accordance with the terms of the Amended MCC Merger Agreement).

Notwithstanding the foregoing, if at any time prior to the receipt of MCC Stockholder approval (in the case of MCC) or the Sierra Stockholder approval (in the case of Sierra), MCC or Sierra, as the case may be, has received a MCC Merger Competing Proposal that the MCC Special Committee or the Sierra Special Committee, as the case may be, has determined in good faith (after consultation with its outside financial advisor and legal counsel) constitutes a MCC Merger Superior Proposal, the MCC Board or Sierra Board, as applicable, may (a) make a MCC Merger Adverse Recommendation Change in connection with such MCC Merger Superior Proposal if the board of directors effecting the MCC Merger Adverse Recommendation Change determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make a MCC Merger Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MCC Board or Sierra Board, as applicable, under applicable law, and/or (b) authorize, adopt or approve such MCC Merger Superior Proposal and cause or permit MCC or Sierra, as applicable, to enter into a definitive agreement with respect to such MCC Merger Superior Proposal concurrently with the termination of the Amended MCC Merger Agreement, but in each case only after providing notice to the other party of its intention to make a MCC Merger Adverse Recommendation Change and/or to accept a MCC Merger Superior Proposal, as applicable, and entering into good faith negotiations to eliminate the need for such MCC Merger Adverse Recommendation Change and/or to cause such MCC Merger Superior Proposal to no longer constitute a MCC Merger Superior Proposal.

However, in no event is MCC restricted from making any MCC Adverse Recommendation Change resulting from a MCC Merger Superior Proposal made by an Excluded Party or terminating the Amended MCC Merger Agreement in connection with entering into a definitive agreement with an Excluded Party for a MCC Merger Superior Proposal made by such Excluded Party or making a MCC Adverse Recommendation Change resulting from a MCC Merger Superior Proposal from an Excluded Party.

A “MCC Merger Competing Proposal” is defined as any inquiry, proposal or offer made by any third party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of MCC or Sierra, as applicable, or (ii) any one or more assets or businesses of MCC or its subsidiaries or Sierra or its subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MCC and its subsidiaries, taken as a whole, or Sierra and its subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MCC or Sierra, as applicable, in each case other than the MCC Merger and the other transactions to occur at MCC Closing. In addition, during the Go-Shop Period and ending on the No-Shop Period Start Date (or thereafter, for so long as the third party is an Excluded Party), a MCC Merger Competing Proposal includes any inquiry, proposal or offer made by any third party to become the primary investment manager of MCC or Sierra, as applicable other than the MCC Merger and the other transactions to occur at MCC Closing (a “MCC Manager Competing Proposal”).

A “MCC Merger Superior Proposal” is defined as a bona fide written MCC Merger Competing Proposal (but with all references to “20%” in the definition of MCC Merger Competing Proposal being increased to “50%” to the extent relevant to the MCC Merger Competing Proposal in question) made by a third party that the MCC Special Committee or the Sierra Special Committee, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the MCC Merger Competing Proposal relative to the MCC Merger and such other factors as the MCC Special Committee or the Sierra Special Committee, as applicable, considers in its discretion to be appropriate, (1) is more favorable to the MCC Stockholders or Sierra Stockholders, as applicable, from a financial point of view than the MCC Merger (including any revisions to the terms of the Amended MCC Merger Agreement) or (2) is superior to the transactions contemplated by the Amended MCC Merger Agreement and in the best interests of the MCC Stockholders or the Sierra Stockholders, as applicable, in the case of MCC Manager Competing Proposal. Commencing on the No- Shop Period Start Date, in no event shall a MCC Manager Competing Proposal by a third party that is not an Excluded Party constitute a MCC Merger Superior Proposal unless (i) it is a MCC Merger Competing Proposal under subsections (a) or (b) of the definition of “MCC Merger Competing Proposal” and (ii) the MCC Special Committee or the Sierra Special Committee, as applicable, has determined in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of such MCC Merger Competing Proposal relative to the MCC Merger and such other factors as the MCC Special Committee or the Sierra Special Committee, as applicable, considers to be appropriate, such MCC Merger Competing Proposal satisfies the requirements of clause (1) above.

“Excluded Party” means any third party from whom MCC or any of its representatives has received after the date of the Amended MCC Merger Agreement and prior to the No-Shop Period Start Date a written MCC Merger Competing Proposal (inclusive of any amendment or modification thereto, if delivered prior to the MCC Merger No-Shop Period Start Date) that the MCC Special Committee determines in good faith (such determination to be made no later than the MCC Merger No-Shop Period Start Date) after consultation with outside legal counsel and its financial advisors, constitutes or could reasonably be expected to lead to a MCC Merger Superior Proposal; provided that any such third party shall cease to be an Excluded Party upon the earlier of (a) 11:59 p.m. (Eastern Time) on the 14th day following the No-Shop Period Start Date and (b) such time as such third party finally withdraws its MCC Merger Competing Proposal; provided, further, that any amendment, supplement or modification to a MCC Merger Competing Proposal shall not constitute withdrawal of a MCC Merger Competing Proposal.

Outstanding Indebtedness

On or prior to the MCC Merger Closing, each of MCC and Sierra has agreed to use commercially reasonable efforts to take or cause to be taken all actions with respect to their respective indebtedness and the indebtedness of their respective subsidiaries that is necessary or advisable in connection with the MCC Merger, including without limitation, obtaining all necessary consents of the holders of such indebtedness, executing and delivering all documents, instruments, certificates and opinions of counsel required under the terms of such indebtedness, making all necessary filings, and taking all other actions that the respective boards of directors or officers of MCC and Sierra determine to be necessary or advisable in connection with such indebtedness, including any assumption, refinancing or consolidation of such indebtedness.

Takeover Statutes

Each of MCC and Sierra has agreed to use their respective commercially reasonable efforts (a) to take all action necessary so that no applicable takeover statute is or becomes applicable to the MCC Merger or any of the other transactions contemplated by the Amended MCC Merger Agreement, and (b) if any such takeover statute is or becomes applicable to any of the foregoing, to take all action necessary so that the MCC Merger and the other transactions contemplated by the Amended MCC Merger Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by the Amended MCC Merger Agreement and otherwise to eliminate or minimize the effect of such takeover statute on the MCC Merger and the other transactions contemplated by the Amended MCC Merger Agreement.

Litigation

Each of MCC and Sierra has agreed, between the date of the Amended MCC Merger Agreement and the MCC Merger Effective Time, to use its commercially reasonably efforts to consult with the other party on outstanding litigation, including stockholder litigation regarding the Amended MCC Merger Agreement or the MCC Merger, provided that such other party shall have no right to participate in, or obligation to cooperate in, the defense of such litigation.

Dividend Reinvestment Plan; Stock Repurchases

Under the Amended MCC Merger Agreement, (a) if not previously terminated, MCC agreed to terminate promptly any feature of its dividend reinvestment plan (the “MCC Dividend Reinvestment Plan”) providing for the issuance of shares by MCC of MCC Common Stock, and (b) Sierra agreed to suspend promptly any share repurchase program or offers to repurchase Sierra Common Stock (other than with respect to shares purchased from Sierra Stockholders who have requested repurchases in connection with such stockholder’s death or disability).

Interaction with MDLY Merger

Provided that neither party has terminated the Amended MCC Merger Agreement in accordance with its terms, Sierra has agreed that, without the consent of MCC, Sierra will not agree to any waiver or amendment of the MDLY Merger Agreement to the extent such waiver or amendment would adversely affect the economic or other rights or interests of MCC and MCC Stockholders under the Amended MCC Merger Agreement and the MDLY Merger Agreement in any material respect.

Settlement Fund and Other Matters

On or prior to the MCC Merger Closing Date, MCC shall pay all accrued but unpaid fees payable to MCC Advisors pursuant to the MCC Investment Management Agreement. Immediately after the MCC Merger Closing Date (but on the MCC Merger Closing Date), Sierra has agreed to deliver to the Escrow Agent copies of the Certificate of Merger filed with the Secretary of the State of Delaware and the Articles of Merger filed with the State Department of Assessments and Taxation for the State of Maryland.

Go-Shop Period

On October 14, 2019, MCC announced that the “go-shop” conducted by the MCC Special Committee did not produce a MCC Merger Superior Proposal. The MCC Board continues to recommend that the MCC Stockholders adopt the Amended MCC Merger Agreement. The description of the “go-shop” process below reflects the provisions in the Amended MCC Merger Agreement as in effect during the Go-Shop Period that expired on September 27, 2019 and the period through October 11, 2019 with respect to certain Excluded Parties. For more information regarding the “go-shop” process conducted by the MCC Special Committee, see “Special Factors — Phase 2 — Background of the Mergers — The MCC “Go-Shop” Process.”

Pursuant to the terms of the Amended MCC Merger Agreement, during the period (the “Go-Shop Period”) beginning on the date of the Amended MCC Merger Agreement and continuing until 12:01 a.m. on September 27, 2019 (the “No-Shop Period Start Date”): (A) MCC and its representatives shall have the right to directly or indirectly (i) solicit, initiate, propose, cause or induce the making, submission or announcement of, or encourage, facilitate or assist, whether publicly or otherwise, any MCC Merger Competing Proposal (or any inquiry, proposal or offer that could lead to a MCC Merger Competing Proposal), (ii) subject to the entry into, and in accordance with, an acceptable confidentiality agreement, the MCC Special Committee, in its discretion, may furnish to any person (and its representatives and financing sources subject to the terms and obligations of such acceptable confidentiality agreement applicable to such person) any non-public information relating to MCC or afford to any such person (and such representatives and financing sources) access to the business, properties, assets, books, records and other non-public information, and to any personnel, of MCC (provided that, subject to certain limits, MCC will provide to Sierra any information relating to MCC that was not previously provided or made available to Sierra prior to or concurrently with the time it is furnished to such person), in any such case with the intent to induce the making, submission and announcement of, and to encourage, facilitate and assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, a MCC Merger Competing Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a MCC Merger Competing Proposal, and (iii) engage in, enter into, continue, maintain, or otherwise participate in, any discussions or negotiations with any persons (and their respective representatives, including potential financing sources) with respect to any MCC Merger Competing Proposal (or inquiries, proposals or offers or other efforts that could lead to a MCC Merger Competing Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any MCC Merger Competing Proposals; and (B) the MCC Board shall have the right to make a MCC Adverse Recommendation Change.

In addition, in the event Sierra receives a MCC Merger Competing Proposal during the Go-Shop Period, Sierra and the Sierra Board (or the Sierra Special Committee) and its representatives may engage in negotiations or substantive discussions with, or furnish any information and other access to, the person making such MCC Merger Competing Proposal and its representatives and affiliates, without the Sierra Board being required to determine that (A) such MCC Merger Competing Proposal either constitutes a MCC Merger Superior Proposal or could reasonably be expected to lead to a MCC Merger Superior Proposal and (B) failure to consider such MCC Merger Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of Sierra under applicable law.

In each case, MCC’s and Sierra’s ability to engage in negotiations or substantive discussions with any third party is subject to certain procedural requirements set forth in the Amended MCC Merger Agreement.

Transaction Expenses

Under the Amended MCC Merger Agreement, all fees and expenses incurred in connection with the MCC Merger, the Amended MCC Merger Agreement, and the transactions contemplated by the Amended MCC Merger Agreement are to be paid by the party incurring such fees or expenses; provided, that the costs and expenses of preparing, filing, printing and mailing the amended Registration Statement on Form N-14 and this Amended Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the MCC Merger, and the fees of any HSR Act filing shall be borne equally by MCC and Sierra.

Conditions to the MCC Merger

MCC and Sierra will not be obligated to complete the MCC Merger unless a number of conditions are satisfied or waived, including:

•        the receipt of MCC Stockholder approval;

•        the receipt of Sierra Stockholder approval;

•        the amended Registration Statement on Form N-14 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the amended Registration Statement on Form N-14 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

•        the outstanding shares of Sierra Common Stock, the MCC Merger Shares, the shares of Sierra Common Stock to be issued in the MDLY Merger and the Settlement Shares shall have been authorized for listing on the NYSE, subject to official notice of issuance;

•        the exemptive relief from the SEC shall have been granted and be in full force and effect as of the MCC Merger Closing Date;

•        Sierra shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the MCC Merger Shares;

•        no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the MCC Merger or any of the other transactions contemplated by the Amended MCC Merger Agreement shall be in effect;

•        any waiting period (and any extension thereof) applicable to the MCC Merger under the HSR Act shall have expired or been terminated;

•        each of the conditions to the MDLY Merger Closing shall have been satisfied or appropriately waived, and the MDLY Merger shall be consummated simultaneously with the MCC Merger;

•        Sierra and MCC Advisors shall have executed and delivered the New Sierra Investment Advisory Agreement, to be effective as of the MCC Merger Effective Time, and such agreement shall have been approved by the Sierra Board and received requisite Sierra Stockholder approval each in accordance with all applicable requirements of Section 15 of the Investment Company Act;

•        MCC and MCC Advisors shall have executed a termination agreement terminating the existing investment management agreement between MCC and MCC Advisors, effective as of the MCC Merger Closing Date;

•        Sierra and SIC Advisors shall have executed a termination agreement terminating the Sierra Investment Advisory Agreement, effective as of the MCC Merger Closing Date;

•        Sierra or MCC, as the case may be, shall have obtained certain consents and approvals relating to their respective joint venture arrangements with respect to Sierra Senior Loan Strategy JV I LLC and MCC Senior Loan Strategy JV I LLC;

•        in connection with the MDLY Merger Agreement, MDLY shall have obtained written consents to the continuation, following the MDLY Merger Effective Time (as defined below), of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018;

•        there being no rescission of the receipt of confirmation that the equity of the surviving company in the MDLY Merger shall, following the MDLY Merger, be treated as a portfolio investment of the Combined Company and reflected in the Combined Company’s consolidated financial statements at fair value for accounting purposes, and that such Combined Company’s financial results will not be consolidated into the financial statements of the Combined Company;

•        there shall be no pending suit, action or proceeding by any governmental entity, (i) challenging the acquisition by Sierra of any MCC Common Stock, seeking to restrain or prohibit the consummation of the MCC Merger or any other transaction contemplated by the Amended MCC Merger Agreement or seeking to obtain from MCC or Sierra any damages that are material in relation to MCC and its subsidiaries taken as a whole, or (ii) seeking to prohibit Sierra or any of its subsidiaries from effectively controlling in any material respect the business or operations of MCC and its subsidiaries;

•        the parties shall have received the written opinion of Eversheds Sutherland (US) LLP (or such other counsel as may be reasonably satisfactory to the parties), dated as of the MCC Merger Closing Date and in form and substance reasonably satisfactory to the parties, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the MCC Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

•        Seth Taube shall have resigned from the Sierra Board; and

•        the MCC Stockholder Action shall have been settled pursuant to the Settlement, the Settlement shall have been approved by the Delaware Court of Chancery and the judgment entered by the Delaware Court of Chancery finding the terms of the settlement reflected in the Settlement to be fair and reasonable, approving the Settlement as to the MCC Stockholder Action, providing for dismissal with prejudice of the MCC Stockholder Action and approving the release of all claims being released under or pursuant to the Settlement shall have become final and binding on the parties to the MCC Stockholder Action; provided, however, that any disputes or appeals relating solely to the amount, payment or allocation of Plaintiff Attorney Fees shall have no effect on finality of the Settlement for purposes of satisfying this condition.

In addition, the obligation of Sierra to effect the MCC Merger is subject to the satisfaction or waiver of additional conditions, including:

•        the accuracy of the representations and warranties of MCC (subject to the interpretive standards set forth in the Amended MCC Merger Agreement), and the receipt by Sierra of a certificate signed by the MCC chief executive officer or chief financial officer certifying such accuracy;

•        the performance by MCC, in all material respects, of all obligations required to be performed by MCC under the Amended MCC Merger Agreement, the performance by MCC, in all respects, of all obligations relating to the payment of the Settlement Amount, at or prior to the MCC Merger Effective Time, and the receipt by Sierra of a certificate signed by the MCC chief executive officer or chief financial officer certifying such performance;

•        MCC shall have delivered to Sierra fully executed copies of all consents and approvals required in order to keep the amounts outstanding under MCC’s debt documents outstanding following the MCC Merger Effective Time and to keep the MCC debt documents in full force and effect in accordance with their terms as of the date of the Amended MCC Merger Agreement without any breach or violation thereof; and

•        MCC shall have made the Final MCC Dividend, if required.

In addition, the obligation of MCC to effect the MCC Merger is subject to the satisfaction or waiver of additional conditions, including:

•        the accuracy of the representations and warranties of Sierra (subject to the interpretive standards set forth in the Amended MCC Merger Agreement), and the receipt by MCC of a certificate signed by the Sierra chief executive officer or chief financial officer certifying such accuracy;

•        the performance by Sierra, in all material respects, of all obligations required to be performed by Sierra under the Amended MCC Merger Agreement, and the performance by Sierra, in all respects, of its covenants and obligations relating to depositing Settlement Shares or amendments and waivers to the Amended MDLY Merger Agreement, and the receipt by MCC of a certificate signed by the Sierra chief executive officer or chief financial officer certifying such performance;

•        Sierra shall have terminated all share repurchase programs or offers to repurchase Sierra Common Stock (other than with respect to shares purchased from Sierra Stockholders who have requested repurchase in connection with such Sierra Stockholder’s death or disability);

•        Sierra shall have taken all actions, and executed all documents, reasonably required of Sierra by the MCC debt documents in order to keep the indebtedness thereunder outstanding after the MCC Merger Effective Time and to keep the MCC debt documents in full force and effect in accordance with their terms as of the date of the Amended MCC Merger Agreement without any breach or violation thereof;

•        Sierra shall have entered into amended and restated Sierra revolving loan documents and taken such other actions as may be required in order to assume the obligations under such MCC revolving loan documents and the MCC term loan documents and to keep such amounts outstanding as of the MCC Merger Effective Time; and

•        Sierra shall have taken all actions, and executed all documents, reasonably required of Sierra in order to keep its existing indebtedness outstanding and the related debt documents in full force and effect in accordance with their terms as of the date of the Amended MCC Merger Agreement without any breach or violation thereof.

Termination of the Amended MCC Merger Agreement

The Amended MCC Merger Agreement generally may be terminated, whether before or after the receipt of the MCC Stockholder approval or the Sierra Stockholder approval:

(a)     by the mutual written agreement of MCC and Sierra;

(b)    by either MCC or Sierra, if any governmental entity whose consent or approval is a condition to the MCC Merger Closing has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the Amended MCC Merger Agreement;

(c)     by either MCC or Sierra, if the MCC Merger shall not have been consummated on or prior to the MCC Merger Outside Date, unless the failure of the MCC Merger Closing to occur by such date shall be due to the failure of the party seeking to terminate the Amended MCC Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Amended MCC Merger Agreement; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the MCC Merger Closing to occur by or prior to the MCC Merger Outside Date;

(d)     by either Sierra or MCC, at any time prior to the MCC Merger Effective Time, in the event that (i) MCC or Sierra, as the case may be, shall have failed to obtain the MCC Stockholder approval or the Sierra Stockholder approval, as applicable, at the MCC Special Meeting or the Sierra Special Meeting, respectively, at which a vote is taken on the MCC Merger, or (ii) the MDLY Merger Agreement shall have been terminated;

(e)     by either MCC or Sierra (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Amended MCC Merger Agreement), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the Amended MCC Merger Agreement on the part of MCC, in the case of a termination by Sierra, or Sierra, in the case of a termination by MCC, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the MCC Merger Closing Date, the failure of certain closing conditions set forth in the Amended MCC Merger Agreement, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(f)     by Sierra, (i) within 10 business days after the MCC Board shall have effected a MCC Adverse Recommendation Change prior to receipt of MCC Stockholder approval, (ii) in the event that the MCC Board shall have approved or authorized MCC or any of its subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a MCC Merger Competing Proposal or (iii) MCC fails to include the MCC Board Recommendation in this Amended Joint Proxy Statement/Prospectus; and

(g)     by MCC, in the event that (i) (A) MCC shall have received a MCC Merger Superior Proposal, (B) subject to MCC’s compliance with the Amended MCC Merger Agreement as it relates to negotiating in good faith with Sierra regarding the potential amendment of the Amended MCC Merger Agreement, MCC Board or any authorized committee thereof shall have authorized MCC to enter into a definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal, and (C) concurrently with the termination of the Amended MCC Merger Agreement, MCC pays Sierra the MCC Merger Termination Fee (as described below) and enters into the definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal; or (ii) the MCC Board or any authorized committee thereof shall have effected a MCC Adverse Recommendation Change in accordance with the applicable provisions of the Amended MCC Merger Agreement;

(h)    by MCC, (i) within 10 business days after the Sierra Board shall have effected a Sierra MCC Merger Adverse Recommendation Change prior to receipt of Sierra Stockholder approval, (ii) in the event the Sierra Board shall have approved, or authorized Sierra or any of its subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a MCC Merger Competing Proposal or (iii) Sierra fails to include the Sierra Board Recommendation in this Amended Joint Proxy Statement/Prospectus;

(i)     by Sierra, in the event that: (i) (A) Sierra shall have received a MCC Merger Superior Proposal, (B) subject to Sierra’s compliance with its obligations under the Amended MCC Merger Agreement as it relates to negotiating in good faith with MCC regarding the potential amendment of the Amended MCC Merger Agreement, the Sierra Board or any authorized committee thereof shall have authorized Sierra to enter into a definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal, and (C) concurrently with the termination of the Amended MCC Merger Agreement, Sierra pays MCC the MCC Merger Termination Fee and enters into the definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal; or (ii) the Sierra Board or any authorized committee thereof shall have effected a Sierra MCC Merger Adverse Recommendation Change in accordance with the applicable provisions of the Amended MCC Merger Agreement; and

(j)     by either MCC or Sierra at any time during the Go-Shop Period if the MCC Special Committee or the Sierra Special Committee, as applicable, determines in its sole and absolute discretion that MCC or Sierra should pursue a strategic alternative that the MCC Special Committee or the Sierra Special Committee, as applicable, determines in its sole and absolute discretion is superior to the transactions contemplated by the Amended MCC Merger Agreement.

Termination Fees

MCC will pay Sierra the MCC Merger Termination Fee in an amount equal to $6,000,000 in the event the Amended MCC Merger Agreement is terminated by Sierra in accordance with paragraph (g) under “Termination of the Amended MCC Merger Agreement” above or by MCC in accordance with paragraph (h) thereunder, provided in either case that Sierra was not in material breach of its representations, warranties, covenants or agreements hereunder at the time of termination.

Sierra will pay MCC an amount equal to the MCC Merger Termination Fee in the event the Amended MCC Merger Agreement is terminated by MCC in accordance with paragraph (i) under “Termination of the Amended MCC Merger Agreement” above or by Sierra in accordance with paragraph (j) thereunder, provided in either case that MCC was not in material breach of its representations, warranties, covenants or agreements hereunder at the time of termination.

The MCC Merger Termination Fee is $0 if the Amended MCC Merger Agreement is terminated on or after the No-Shop Period Start Date but prior to 11:59 p.m. (Eastern Time) on the 14th day following the No-Shop Period Start Date by (i) MCC pursuant to in connection with MCC entering into a definitive agreement with an Excluded Party or in connection with MCC Adverse Recommendation Change resulting from a MCC Merger Superior Proposal made by an Excluded Party; or (ii) by Sierra in connection with a MCC Merger Adverse Recommendation Change resulting from a MCC Merger Superior Proposal made by an Excluded Party or the MCC Board’s approval or authorization of MCC to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement, or other similar agreement with respect to a MCC Merger Superior Proposal with respect to an Excluded Party. In the event that the MCC Termination Fee is $0 pursuant to the provisions described in the immediately preceding sentence or if

MCC terminates the Amended MCC Merger Agreement pursuant to Section 9.1(j) thereof, and the MDLY Merger is completed, the Medley LLC Unitholders will, pro rata according to the respective number of Medley LLC Units held by them, make an expense reimbursement payment to Sierra of $2.5 million.

The MCC Merger Termination Fee, if applicable, shall be payable (a) no later than two business days after the date on which the Amended MCC Merger Agreement is terminated by Sierra pursuant to paragraph (g) under “Termination of the Amended MCC Merger Agreement” above or by MCC pursuant to paragraph (i) thereunder, and (b) immediately prior to the time of termination of the Amended MCC Merger Agreement by MCC pursuant to paragraph (h) under “Termination of the Amended MCC Merger Agreement” above or by Sierra pursuant to paragraph (j) thereunder. The Amended MCC Merger Agreement provides that in no event shall any party be required to pay the MCC Merger Termination Fee on more than one occasion.

As set forth in Section 9.4(d) of the Amended MCC Merger Agreement, each of Sierra and MCC acknowledges that (i) the agreements relating to termination fees contained in Section 9.4 of the Amended MCC Merger Agreement are an integral part of the transactions contemplated by the Amended MCC Merger Agreement, (ii) the termination fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the termination fee is payable, for the efforts and resources expended and opportunities foregone while negotiating the Amended MCC Merger Agreement and in reliance on the Amended MCC Merger Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into the Amended MCC Merger Agreement.

Effect of Termination

Following termination of the Amended MCC Merger Agreement, none of MCC, Sierra, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under the Amended MCC Merger Agreement, or in connection with the MCC Merger, except that (a) provisions regarding confidentiality, effect of termination, fees and expenses, including the MCC Merger Termination Fee, and the provisions of Article X (General Provisions) of the Amended MCC Merger Agreement shall survive termination of the Amended MCC Merger Agreement, and (b) except as otherwise provided in the Amended MCC Merger Agreement, neither MCC nor Sierra shall be relieved or released from any liabilities or damages arising out of its fraud or knowing and intentional breach of any provision of the Amended MCC Merger Agreement.

Remedies; Specific Performance

Except as otherwise provided in the Amended MCC Merger Agreement, any and all remedies expressly conferred upon a party pursuant to the Amended MCC Merger Agreement will be deemed cumulative with and not exclusive of any other remedy conferred by the Amended MCC Merger Agreement, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

The parties further agreed that irreparable damage would occur in the event that any provision of the Amended MCC Merger Agreement to be performed by either party was not performed in accordance with its specific terms or was otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledged and agreed that in the event of any breach or threatened breach by either party of any of its respective covenants or obligations set forth in the Amended MCC Merger Agreement, the non-breaching party shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Amended MCC Merger Agreement and to specifically enforce the terms and provisions of the Amended MCC Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Amended MCC Merger Agreement. Each party agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Amended MCC Merger Agreement by such party, and to specifically enforce the terms and provisions of the Amended MCC Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under the Amended MCC Merger Agreement. The parties further agreed that (i) by seeking the remedies provided for in the Amended MCC Merger Agreement, neither party shall in any respect waive its right to seek any other form of relief that may be available to a party under the Amended MCC Merger Agreement (including monetary damages) in the event that the Amended MCC Merger Agreement has been terminated or in the event that the remedies provided for in the Amended MCC Merger Agreement are not available or otherwise are not granted, and (ii) nothing set forth in the provision of the Amended MCC Merger

Agreement governing equitable remedies shall require either party to institute any proceeding for (or limit such party’s right to institute any proceeding for) specific performance or as a condition to exercising any termination right under the Amended MCC Merger Agreement (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit such party’s right to terminate the Amended MCC Merger Agreement or pursue any other remedies under the Amended MCC Merger Agreement that may be available then or thereafter.

Notwithstanding anything to the contrary contained in the Amended MCC Merger Agreement, the parties expressly acknowledged and agreed that the right to receive the MCC Merger Termination Fee in the circumstances in which the MCC Merger Termination Fee is payable shall be the sole remedy with respect to termination of the Amended MCC Merger Agreement in those circumstances, and to the extent Sierra or MCC is entitled to receive the MCC Merger Termination Fee, the receipt of such amounts shall be deemed to be full and final payment for any and all losses or damages suffered or incurred by Sierra or MCC, as applicable, or any of their respective affiliates or any other person in connection with the Amended MCC Merger Agreement (and the termination thereof), the transactions contemplated thereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Sierra nor any of its affiliates, or MCC or any of its affiliates, as applicable, or any other person shall be entitled to bring or maintain any other claim against MCC or Sierra, as applicable, or any of their affiliates arising out of the Amended MCC Merger Agreement, any of the transactions contemplated by the Amended MCC Merger Agreement or any matters forming the basis for such termination.

Amendment and Waiver

The Amended MCC Merger Agreement may be amended by the parties, by action taken or authorized by the MCC Board and Sierra Board, at any time before or after receipt of MCC Stockholder approval or Sierra Stockholder approval; provided, however, that after receipt of MCC Stockholder approval or Sierra Stockholder approval, there may not be, without further approval of such stockholders, any amendment of the Amended MCC Merger Agreement that requires further approval of the MCC Stockholders or Sierra Stockholders under applicable law. The Amended MCC Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Governing Law; Jurisdiction

The Amended MCC Merger Agreement is governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles. Under the Amended MCC Merger Agreement, each of MCC and Sierra irrevocably and unconditionally submitted, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, any Federal court of the United States of America sitting in the State of Delaware, and the respective appellate courts from the foregoing (all of the foregoing, collectively, the “Delaware Courts”), in any action or proceeding arising out of or relating to the Amended MCC Merger Agreement or the agreements delivered in connection therewith or the transactions contemplated by the Amended MCC Merger Agreement or such other agreements or for recognition or enforcement of any judgment relating thereto, and each of the parties irrevocably and unconditionally (i) agreed not to commence any such action or proceeding except in the applicable Delaware Court, (ii) agreed that any claim in respect of any such action or proceeding may be heard and determined in the applicable Delaware Court, (iii) waived, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the applicable Delaware Court, and (iv) waived, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the applicable Delaware Court. Each of the parties further agreed that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law, and irrevocably consented to service of process in the manner provided for by applicable law.

DESCRIPTION OF THE AMENDED MDLY MERGER AGREEMENT

Explanatory Note Regarding the Amended MDLY Merger Agreement

The following summary describes the material provisions of the Amended MDLY Merger Agreement. The descriptions of the Amended MDLY Merger Agreement in this summary and elsewhere in this Amended Joint Proxy Statement/Prospectus are not complete and are qualified in their entirety by reference to the Amended MDLY Merger Agreement, a copy of which is attached to this Amended Joint Proxy Statement/Prospectus as Appendix B and incorporated by reference in its entirety into this Amended Joint Proxy Statement/Prospectus. You should read the Amended MDLY Merger Agreement carefully and in its entirety because this summary may not contain all the information about the Amended MDLY Merger Agreement that is important to you. Pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. However, pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger.

The representations, warranties and covenants of Sierra and MDLY contained in the Amended MDLY Merger Agreement have been made solely for the benefit of the parties thereto. In addition, the representations and warranties contained in the Amended MDLY Merger Agreement (a) have been made only for purposes of the Amended MDLY Merger Agreement, (b) have been qualified by (i) matters specifically disclosed in Sierra’s and MDLY’s filings with the SEC filed or furnished since December 31, 2014, and (ii) confidential disclosures made in the disclosure schedules delivered in connection with the Amended MDLY Merger Agreement, (c) are subject to applicable materiality qualifications contained in the Amended MDLY Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Amended MDLY Merger Agreement or such other date as is specified in the Amended MDLY Merger Agreement, and (e) have been included in the Amended MDLY Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Amended MDLY Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Amended MDLY Merger Agreement, and not to provide investors with any other factual information regarding MDLY or Sierra or their respective businesses. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of MDLY or Sierra or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Amended MDLY Merger Agreement, which subsequent information may or may not be fully reflected in Sierra’s or MDLY’s public disclosures. The representations and warranties in the Amended MDLY Merger Agreement and the description of them in this Amended Joint Proxy Statement/Prospectus should not be read alone but instead should be read in conjunction with the other information contained in this Amended Joint Proxy Statement/Prospectus and the other reports, statements and filings Sierra and MDLY file publicly with the SEC.

The MDLY Merger

Pursuant to the Amended MDLY Merger Agreement, subject to certain conditions described therein, at the MDLY Merger Closing, MDLY will merge with and into Merger Sub, and the separate corporate existence of MDLY shall cease. Merger Sub shall be the surviving company in the MDLY Merger and shall continue its existence as a corporation under the laws of the State of Delaware and a wholly owned subsidiary of Sierra. The MDLY Merger will become effective at the MDLY Merger Effective Time set forth in a certificate of merger (the “MDLY Certificate of Merger”) to be filed with the Delaware Secretary.

The MDLY Board, acting upon the recommendation of a the MDLY Special Committee, has unanimously (a) determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including without limitation the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the MDLY Stockholders, (b) approved and declared advisable the Amended MDLY Merger Agreement and the transactions contemplated thereby, including without limitation the MDLY Merger, (c) resolved to submit the Amended MDLY Merger Agreement to the MDLY Stockholders for its adoption, and (d) recommended that the MDLY Stockholders approve the adoption of the Amended MDLY Merger Agreement (the “MDLY Board Recommendation”).

The Merger Sub Board has (a) determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, are advisable and fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) approved and declared advisable the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, (c) resolved to submit the Amended MDLY Merger Agreement to the sole stockholder of Merger Sub for its adoption, and (d) recommended that the sole stockholder of Merger Sub approve the adoption of the Amended MDLY Merger Agreement. Sierra, in its capacity as the sole stockholder of Merger Sub, has approved the adoption of the Amended MDLY Merger Agreement.

The Sierra Board, acting upon the recommendation of the Sierra Special Committee, unanimously (a) determined that the MDLY Merger, the Amended MDLY Merger Agreement, the issuance of the MDLY Merger Shares and the other transactions contemplated by the Amended MDLY Merger Agreement are advisable to and in the best interests of Sierra and Sierra Stockholders, (b) approved the MDLY Merger, the Sierra Charter Amendments, and any other matters required to be approved or adopted by the Sierra Stockholders in order to effect the MDLY Merger, the related issuance of the MDLY Merger Shares, and the other transactions contemplated by the Amended MDLY Merger Agreement (collectively, the “SIC-MDLY Matters”) and (c) directed that the SIC-MDLY Matters be submitted to the Sierra Stockholders for approval and adoption at the Sierra Special Meeting, together with the recommendation of the Sierra Board that the stockholders approve and adopt the SIC Matters (the “Sierra Board Recommendation”).

Merger Consideration

In the MDLY Merger, each share of MDLY Class A Common Stock, issued and outstanding immediately prior to the MDLY Merger Effective Time (other than Excluded MDLY Shares and any Dissenting Shares (as defined and discussed below)), held, immediately prior to the MDLY Merger Effective Time, by a person other than a Medley LLC Unitholder will be converted into the right to receive (i) 0.2668 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.96 per share. In addition, in the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than the Excluded MDLY Shares and any Dissenting Shares, held, immediately prior to the MDLY Merger Effective Time, by a Medley LLC Unitholder will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share.

The shares of Sierra Common Stock to be issued in the MDLY Merger, together with the cash to be paid in lieu of fractional shares and the applicable cash payment per share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time are referred to collectively as the “MDLY Merger Consideration.”

Also in the MDLY Merger, each share of MDLY Class B Common Stock, other than Dissenting Shares, issued and outstanding immediately prior to the MDLY Merger Effective Time shall be cancelled and shall cease to exist and no MDLY Merger Consideration or other amounts or consideration shall be delivered in exchange therefor.

The Amended MDLY Merger Agreement provides that MDLY will take (and will cause Medley LLC to take) all steps necessary to cause all Medley LLC Units (including Vesting Medley Restricted Units but excluding the Non-Vesting Medley Restricted Units) held by members of Medley LLC, other than MDLY, to be converted into shares of MDLY Class A Common Stock as of immediately prior to the MDLY Merger Effective Time, pursuant to the Exchange Agreement and the Tax Receivable Termination Agreement. In addition, each Vesting Medley Restricted Unit shall become fully vested, all restrictions with respect to such Vesting Medley Restricted Units shall lapse and the Vesting Medley Restricted Units shall be exchanged for MDLY Class A Common Stock in accordance with the Exchange Agreement and the Tax Receivable Termination Agreement immediately prior to the MDLY Merger Effective Time, and such shares of MDLY Class A Common Stock shall participate in the MDLY Merger on the same basis as the Medley LLC Unitholders in accordance with the terms of the Amended MDLY Merger Agreement. Each Non-Vesting Medley Restricted Unit shall be converted into 0.7079 Sierra RSUs (as described below). Pursuant to the terms of the Tax Receivable Termination Agreement executed in connection with the Amended MDLY Merger Agreement, each Medley LLC Unitholder acknowledged and agreed, among other things, that the per-share merger consideration payable to such Medley LLC Unitholder will have a per-share value less than the per share value of the merger consideration payable to holders of shares of MDLY Class A Common Stock who are not Medley LLC Unitholders, and such Medley LLC Unitholder expressly waived any right it may otherwise have to receive the higher per-share merger consideration payable to the other stockholders.

Also as of the MDLY Merger Effective Time, each MDLY RSU outstanding and not previously forfeited under the MDLY Incentive Plan, other than MDLY RSUs held by non-management directors of MDLY, and each Non-Vesting Medley Restricted Unit, shall be converted into 0.7079 Sierra RSUs. Each Sierra RSU (or portion thereof) into which a MDLY RSU will be converted shall have identical terms as it relates to vesting and forfeiture. In addition, as of immediately prior to the MDLY Merger Effective Time, the restrictions on each MDLY RSU outstanding and not previously forfeited under the MDLY Incentive Plan held by non-management directors of MDLY shall lapse and the relevant MDLY RSU will be converted into a share of MDLY Class A Common Stock that shall participate in the MDLY Merger on the same basis as the other individual holders of shares of MDLY Class A Common Stock (other than any Medley LLC Unitholder), subject to certain requirements set forth in the Amended MDLY Merger Agreement.

Appraisal Rights

The Amended MDLY Merger Agreement provides that Dissenting Shares shall not be converted into or represent the right to receive the applicable MDLY Merger Consideration in accordance with the Amended MDLY Merger Agreement, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares (and at the MDLY Merger Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to appraisal under the DGCL. If any Dissenting Shares shall lose their status as such (by the holder thereof effectively withdrawing, failing to perfect, or otherwise losing such holder’s appraisal rights under the DGCL with respect to such shares), then, as of the later of the MDLY Merger Effective Time or the date of loss of such status, such shares shall thereupon be deemed to have been converted as of the MDLY Merger Effective Time into the right to receive the applicable MDLY Merger Consideration in accordance with the Amended MDLY Merger Agreement, without interest, and shall not thereafter be deemed to be Dissenting Shares.

Under the Amended MDLY Merger Agreement, “Dissenting Shares” are defined as shares of MDLY Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time that are held by a holder who has not voted in favor of the MDLY Merger or consented thereto in writing and properly demands appraisal rights of such shares pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL (until such time as such holder effectively withdraws, fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares, at which time such shares shall cease to be Dissenting Shares).

The Amended MDLY Merger Agreement provides that MDLY shall give Sierra notice of any MDLY Stockholder who has not voted in favor of the MDLY Merger or consented thereto in writing and has properly demanded appraisal rights pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL and Sierra has the right to participate in all negotiations and proceedings with respect to any such demands. MDLY has agreed that it will not, except with the prior written consent of Sierra, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. Sierra has agreed that it will contribute or cause to be contributed to Merger Sub, as the surviving company in the MDLY Merger, funds sufficient from time to time to make all payments with respect to the Dissenting Shares.

Sierra Charter and Bylaws

Pursuant to the Amended MDLY Merger Agreement, the Sierra Board has reviewed and approved the Sierra Charter Amendments in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MDLY Merger Closing in the form attached to the Amended MDLY Merger Agreement. The Third Amended and Restated Sierra Charter and the Articles of Amendment to the Third Amended Restated Sierra Charter, which comprise the Sierra Charter Amendments, are attached to this Amended Joint Proxy Statement/Prospectus as Appendix G and Appendix H, respectively. Sierra Stockholders are being asked to vote to adopt the Sierra Charter Amendments Approval of the Third Amended and Restated Sierra Charter is a condition to closing under the Amended MDLY Merger Agreement, but approval of the Articles of Amendment to the Third Amended Restated Sierra Charter is not. See “Sierra Proposal #5: Adoption of Sierra Charter Amendments.”

The Sierra Board has also reviewed and approved the Amended and Restated Sierra Bylaws in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MDLY Merger Closing in the form attached to the Amended MDLY Merger Agreement. The Amended and Restated Sierra Bylaws are attached to this Amended Joint Proxy Statement/Prospectus as Appendix I.

Officers and Directors of the Surviving Company

Under the Amended MDLY Merger Agreement, the officers and directors of Merger Sub immediately prior to the MDLY Merger Effective Time shall be the officers and directors of Merger Sub, as the surviving company in the MDLY Merger, from and after the MDLY Merger Effective Time until their respective successors shall have been duly elected and qualified or until their respective earlier death, resignation or removal in accordance with Merger Sub Certificate and applicable law.

The identities of the individuals who will serve as the officers and directors of Sierra following the MDLY Merger Effective Time are described under “Information about the Combined Company — Management.”

Closing of the MDLY Merger

Unless extended by mutual agreement of MDLY and Sierra, the MDLY Merger Closing will take place at 10:00 A.M. on a date and at a place to be specified by the parties, which shall be no later than five business days following the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions to the MDLY Merger Closing (as set forth in the Amended MDLY Merger Agreement and as described in the section of this Amended Joint Proxy Statement/Prospectus captioned “The Amended MDLY Merger Agreement — Conditions to the MDLY Merger”), other than conditions that by their terms are to be satisfied at the MDLY Merger Closing and subject to the satisfaction or waiver of such conditions.

If the Amended MCC Merger Agreement has not been terminated on or prior to the MDLY Merger Closing Date, and if, as of the MDLY Merger Closing Date, all of the conditions set forth in Article VIII of the Amended MCC Merger Agreement (other than those conditions that by their nature are to be satisfied or waived at the closing thereunder) have been satisfied or waived in accordance with the terms of the Amended MCC Merger Agreement, the parties to the Amended MDLY Merger Agreement will use their reasonable best efforts to cause the MDLY Merger Closing to occur simultaneously with the closing of the MCC Merger.

Contemporaneously with the MDLY Merger Closing, Sierra shall file or cause to be filed the MDLY Certificate of Merger with the Delaware Secretary. The MDLY Merger shall become effective at the MDLY Merger Effective Time set forth in the Certificate of Merger.

Delivery of MDLY Merger Consideration

Prior to the MDLY Merger Effective Time, Sierra shall appoint a bank or trust company, or Sierra’s transfer agent, in each case reasonably acceptable to MDLY, pursuant to an agreement to act as exchange agent (the “MDLY Merger Exchange Agent”) under the Amended MDLY Merger Agreement. At or prior to the MDLY Merger Effective Time, Sierra shall (i) authorize the MDLY Merger Exchange Agent to issue an aggregate number of shares of Sierra Common Stock equal to the aggregate number of MDLY Merger Shares and (ii) deposit, or cause to be deposited with, the MDLY Merger Exchange Agent sufficient cash to pay the MDLY Merger Cash Consideration and the payments to holders of shares of MDLY Class A Common Stock in lieu of fractional shares of Sierra Common Stock (collectively, the “MDLY Exchange Fund”). The MDLY Merger Exchange Agent shall invest any cash included in the MDLY Exchange Fund as directed by Sierra; provided, however, that no gain or loss thereon shall affect the amounts payable to former holders of shares of MDLY Class A Common Stock pursuant to the Amended MDLY Merger Agreement. Any interest or other income resulting from such investments shall be the sole property of Sierra.

As soon as reasonably practicable after the MDLY Merger Effective Time, the MDLY Merger Exchange Agent shall mail to each holder of record of a certificate(s) which immediately prior to the MDLY Merger Effective Time represented outstanding shares of MDLY Class A Common Stock (other than Excluded MDLY Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate(s) shall pass, only upon delivery of such certificate(s) (or affidavits of loss in lieu of such certificates)) to the MDLY Merger Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the MDLY Merger Exchange Agent Agreement (the “MDLY Letter of Transmittal”) and (ii) instructions for use in surrendering such certificate(s) in exchange for the MDLY Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to the Amended MDLY Merger Agreement; provided, however, any holder of book-entry shares shall not be required to deliver a certificate or an executed MDLY Letter of Transmittal to the MDLY Merger Exchange Agent to receive the MDLY Merger Consideration that such holder is entitled to receive as a result of the MDLY Merger. In lieu thereof, each holder of record of one or more book-entry shares (other than Excluded MDLY Shares) shall upon receipt by the MDLY Merger Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of book-entry shares shall be deemed to have surrendered such shares upon receipt by the MDLY Merger Exchange Agent of such “agent’s message” or such other evidence, if any, as the MDLY Merger Exchange Agent may reasonably request), be entitled to receive, and Sierra shall cause the MDLY Merger Exchange Agent to pay and deliver as promptly as reasonably practicable after the MDLY Merger Effective Time, the MDLY Merger Consideration such holder is entitled to receive as a result of the MDLY Merger, and the book-entry shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the book-entry shares.

Upon surrender to the MDLY Merger Exchange Agent of its certificate or certificates, accompanied by a properly completed MDLY Letter of Transmittal, a holder of shares of MDLY Class A Common Stock (other than Excluded MDLY Shares) will be entitled to receive the MDLY Merger Consideration in respect of the shares of MDLY Class A Common Stock represented by its certificate or certificates, as well as any dividends payable with respect to such shares of MDLY Class A Common Stock at the time of surrender, and any dividends with respect to shares of Sierra Common Stock to which such holder is entitled. Until so surrendered, each such certificate shall represent after the MDLY Merger Effective Time, for all purposes, only the right to receive, without interest, the MDLY Merger Consideration upon surrender of such certificate in accordance with, together with any dividends or distributions to which such holder is entitled pursuant to, the Amended MDLY Merger Agreement.

No dividends or other distributions declared with respect to Sierra Common Stock to stockholders of record on or after the MDLY Merger Effective Time shall be paid to the holder of any unsurrendered certificate with respect to the shares of Sierra Common Stock to which the holder of such certificate is entitled upon exchange thereof in accordance with the Amended MDLY Merger Agreement, in each case unless and until the holder thereof shall surrender such certificate. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such certificate in accordance with the Amended MDLY Merger Agreement, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the MDLY Merger Effective Time theretofore payable with respect to the whole shares of Sierra Common Stock represented by such certificate and not paid prior to the date of surrender, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of Sierra Common Stock represented by such certificate with a record date after the MDLY Merger Effective Time (but before such surrender date) and with a payment date subsequent to the surrender date.

If any MDLY Merger Consideration is to be issued or paid in a name other than that in which a certificate formerly representing MDLY Class A Common Stock surrendered in exchange therefor is registered, it shall be a condition to the issuance or payment of such MDLY Merger Consideration that such certificate shall be properly endorsed or otherwise be in proper form for transfer, and the person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a person other than the registered holder of the certificate or establish to the satisfaction of Sierra that the tax has been paid or is not applicable.

The MDLY Merger Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the MDLY Merger Effective Time and (y) the expiration or termination of the MDLY Merger Exchange Agent Agreement, Sierra) shall be entitled to deduct and withhold from any MDLY Merger Consideration otherwise payable pursuant to the Amended MDLY Merger Agreement to any holder of shares of MDLY Class A Common Stock such amounts as the MDLY Merger Exchange Agent or Sierra, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the MDLY Merger Exchange Agent or Sierra, as the case may be, and timely paid over to the appropriate governmental entity, such withheld amounts shall be treated for all purposes of the Amended MDLY Merger Agreement as having been paid to the holder of shares of MDLY Class A Common Stock in respect of whom such deduction and withholding was made by the MDLY Merger Exchange Agent or Sierra, as the case may be.

After the MDLY Merger Effective Time, there shall be no transfers on the stock transfer books of MDLY of the shares of MDLY Class A Common Stock that were issued and outstanding immediately prior to the MDLY Merger Effective Time other than to settle transfers of MDLY Class A Common Stock that occurred prior to the MDLY Merger Effective Time. If, after the MDLY Merger Effective Time, certificates or book-entry shares representing such shares of MDLY Class A Common Stock are presented for transfer to the MDLY Merger Exchange Agent, they shall be cancelled and exchanged for the MDLY Merger Consideration payable and issuable in respect of such certificates or book-entry shares, together with any dividends and distributions to which such holder is entitled in accordance with the Amended MDLY Merger Agreement.

Any portion of the MDLY Exchange Fund that remains unclaimed by the MDLY Stockholders as of the first anniversary of the MDLY Merger Effective Time may be paid to Sierra. In such event, any former MDLY Stockholders who have not theretofore complied with the Amended MDLY Merger Agreement shall thereafter look only to Sierra with respect to the MDLY Merger Consideration and any unpaid dividends and distributions in respect of each share of Sierra Common Stock such stockholder is entitled to, as determined pursuant to the Amended MDLY Merger Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Sierra, the Merger Sub, as the surviving company in the MDLY Merger, the MDLY Merger Exchange Agent or any other person shall be liable to any former holder of shares of MDLY Class A Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if reasonably required by Sierra or the MDLY Merger Exchange Agent, the posting by such person of a bond in such amount as Sierra may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the MDLY Merger Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the MDLY Merger Consideration and any unpaid dividends or distributions deliverable in respect thereof pursuant to the Amended MDLY Merger Agreement.

Representations and Warranties

The Amended MDLY Merger Agreement contains certain representations and warranties made by MDLY to Sierra including, but not limited to, representations regarding:

•        corporate organization, valid existence, good standing, qualification to do business and subsidiaries;

•        capitalization, indebtedness and equity awards;

•        corporate authority, validity of the Amended MDLY Merger Agreement and unanimous board approval of the MDLY Merger;

•        absence of conflicts with or violation of, among other things, organizational documents or applicable laws;

•        third party and governmental consents and approvals;

•        reports and regulatory matters;

•        financial statements;

•        broker’s fees;

•        absence of certain changes and events;

•        legal proceedings;

•        taxes, tax returns and tax protection agreements;

•        compliance with applicable law;

•        material contracts;

•        property;

•        intellectual property;

•        inapplicability of state takeover laws;

•        the fairness opinion received by the MDLY Special Committee;

•        information to be provided by MDLY or its representatives for inclusion in this Amended Joint Proxy Statement/Prospectus and Schedule 13E-3;

•        insurance;

•        environmental matters;

•        employee benefit plans and other employment matters;

•        related party transactions;

•        investment adviser matters; and

•        broker-dealer matters.

The Amended MDLY Merger Agreement also contains certain representations and warranties made by Sierra to MDLY including, but not limited to, representations regarding:

•        corporate organization, valid existence, good standing, qualification to do business and subsidiaries;

•        capitalization and indebtedness;

•        corporate authority, validity of the Amended MDLY Merger Agreement and unanimous board approval of the MDLY Merger;

•        absence of conflicts with or violation of, among other things, organizational documents or applicable laws;

•        third party and governmental consents and approvals;

•        reports and regulatory matters;

•        financial statements;

•        broker’s fees;

•        absence of certain changes and events;

•        legal proceedings;

•        taxes and tax returns;

•        compliance with applicable law;

•        material contracts;

•        matters relating to Sierra’s investments and ownership thereof;

•        property;

•        intellectual property;

•        inapplicability of state takeover laws

•        the fairness opinion received by the Sierra Special Committee;

•        information to be provided by Sierra or its representatives for inclusion in this Amended Joint Proxy Statement/Prospectus;

•        insurance;

•        environmental matters;

•        no financing condition; and

•        Section 15(f) of the Investment Company Act.

Many of the representations and warranties contained in the Amended MDLY Merger Agreement are qualified by materiality or the “Material Adverse Effect” standard. For purposes of the Amended MDLY Merger Agreement, “Material Adverse Effect” is defined to mean, with respect to Sierra or MDLY, as the case may be, any occurrence, change, event, effect or development that, individually, or taken together with all other occurrences, changes, events, effects or developments, has or would reasonably be likely to have, a material adverse effect on (a) the financial condition, results of operations, properties, assets or business of such party and its subsidiaries taken as a whole; or (b) the ability of such party to timely consummate the transactions contemplated by the Amended MDLY Merger Agreement; provided, however, that, with respect to subsection (a) above, the determination of whether a “Material Adverse Effect” exists or has occurred shall not include effects to the extent attributable to:

(i)     changes, after the date of the Amended MDLY Merger Agreement, in GAAP or regulatory accounting requirements applicable generally to companies in the industry in which such party and its subsidiaries operate;

(ii)    changes, after the date of the Amended MDLY Merger Agreement, in laws, rules or regulations or interpretations thereof of general applicability to companies in the industry in which such party and its subsidiaries operate;

(iii)    actions or omissions taken with the prior written consent of the other party;

(iv)    changes, after the date of the Amended MDLY Merger Agreement, in global or national political conditions or general economic or market conditions generally affecting other companies in the industry in which such party and its subsidiaries operate;

(v)     conditions arising out of acts of terrorism, war, weather conditions or other force majeure events;

(vi)    the public disclosure of the Amended MDLY Merger Agreement or the transactions contemplated thereby; or

(vii)   any legal proceedings made or brought by any of the current or former stockholders of such party (on their own behalf or on behalf of such party) arising out of or related to the Amended MDLY Merger Agreement or any of the transactions contemplated by the Amended MDLY Merger Agreement, except, with respect to clauses (i), (ii), (iv) and (v) above, to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations, properties, assets or business of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

Covenants Relating to the Conduct of the Business

Under the Amended MDLY Merger Agreement, Sierra and MDLY have agreed that, except as expressly contemplated by or permitted by the Amended MDLY Merger Agreement, the Amended MCC Merger Agreement or with the prior written consent of the other party, during the period from the date of the Amended MDLY Merger Agreement to the MDLY Merger Effective Time, (a) each of Sierra and MDLY shall, and shall cause each of its respective subsidiaries to, (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date of the Amended MDLY Merger Agreement, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of Sierra and MDLY shall, and shall cause each of its respective subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Sierra or MDLY either to obtain any necessary approvals of any self-regulatory organization or governmental entity required for the transactions contemplated by the Amended MDLY Merger Agreement or to perform its covenants and agreements under the Amended MDLY Merger Agreement or to consummate the transactions contemplated thereunder.

In addition, MDLY has agreed, except as expressly contemplated or permitted by the Amended MDLY Merger Agreement or as set forth in a schedule to the Amended MDLY Merger Agreement, without the prior written consent of Sierra (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

•        incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any person or entity;

•        adjust, split, combine or reclassify any of its capital stock;

•        make, declare or pay any dividend, other than (i) its regular quarterly dividend consistent with past practice of no more than $0.20 per share, and (ii) dividends paid by any MDLY’s subsidiaries (other than Medley LLC) to any of its wholly owned subsidiaries;

•        make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

•        grant any stock options or restricted shares or restricted units or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

•        sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by MDLY or any of its subsidiaries, in each case other than pursuant to contracts in force as of the date of the Amended MDLY Merger Agreement and set forth in MDLY’s disclosure schedule to the Amended MDLY Merger Agreement;

•        amend the MDLY Certificate or the MDLY Bylaws or the organizational documents of any subsidiary of MDLY, or take any action to exempt any person or entity (other than Sierra or its subsidiaries) or any action taken by any person or entity from any applicable takeover statute or similarly restrictive provisions of its organizational documents;

•        enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract (as defined in the Amended MDLY Merger Agreement) of MDLY (or any contract that, if existing as of the date of the Amended MDLY Merger Agreement, would be a material contract of MDLY), other than (i) any termination or renewal in accordance with the terms of any existing material contract that occurs automatically without any action (other than notice of renewal) by MDLY or any of its subsidiaries, (ii) the entry into any modification or amendment of, or waiver or consent under, any material contract as required or necessitated to obtain any required approval in connection with the MDLY Merger, (iii) the termination of a material contract of MDLY specifically contemplated by the Amended MDLY Merger Agreement or (iv) amendments, waivers or consents to or under the existing debt documents of MDLY in the ordinary course of business consistent with past practice;

•        form any entity that would comprise a subsidiary or dissolve or liquidate any subsidiary;

•        except as required pursuant to the terms of a MDLY employee benefit plan in effect as of the date of the Amended MDLY Merger Agreement, or as otherwise required by applicable law, (i) increase the rate of compensation or benefits payable to any partner, director, executive officer, employee or other service provider of MDLY or any of its subsidiaries (except, for employees who are not executive officers or partners, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 10% in the aggregate), (ii) establish, adopt, materially amend or terminate any MDLY benefit plan or any plan, agreement or arrangement that would be a MDLY benefit plan if in effect on the date of the Amended MDLY Merger Agreement, (iii) take any action to accelerate the vesting, accrual or payment of, or to fund or in any other way secure the payment, of compensation or benefits under any MDLY benefit plan, except as otherwise provided in the Amended MDLY Merger Agreement, or (iv) hire any senior management employee or partner or terminate the employment or services of any senior management employee or partner other than for cause;

•        (i) except for the Tax Receivable Termination Agreement (as defined below), enter into, amend or modify any MDLY “tax protection agreement” (as defined in the Amended MDLY Merger Agreement), (ii) materially amend any income tax return or any other material tax return, (iii) settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment or (iv) enter into any material closing agreement related to taxes, except, in each case, unless required by Tax law or necessary or appropriate to preserve the status of any subsidiary of MDLY as a disregarded entity or partnership for U.S. federal income tax purposes;

•        acquire the assets, business, or properties of any non-affiliated entity, or make any loans, advances or capital contributions to, or investments in, any person or entity (other than any wholly owned subsidiary of MDLY);

•        allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

•        take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MDLY Merger not being satisfied;

•        implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

•        take any action that would be reasonably expected to prevent, materially impede or delay beyond March 31, 2020 (the “MDLY Merger Outside Date”) the consummation of the transactions contemplated by the Amended MDLY Merger Agreement; or

•        agree to take, or publicly announce an intention to take, any of the foregoing actions.

In addition, Sierra has agreed, except as expressly contemplated or permitted by the Amended MDLY Merger Agreement or as set forth in a schedule to the Amended MDLY Merger Agreement, without the prior written consent of MDLY (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

•        adjust, split, combine or reclassify any of its capital stock;

•        make, declare or pay any dividend, other than (i) its regular quarterly dividend consistent with past practice, (ii) dividends paid by any of Sierra’s subsidiaries to Sierra or to any of its wholly owned subsidiaries and (iii) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

•        make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the Sierra Charter or the Sierra Bylaws or under Subchapter M of Chapter 1 of the Code;

•        grant any stock options or restricted shares or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

•        issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

•        sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by any such person or entity, in each case other than pursuant to contracts in force at the date of the Amended MDLY Merger Agreement, except in furtherance of its investment objective as set forth in Sierra’s SEC reports;

•        except as discussed above under “— Sierra Charter and Bylaws,” amend, repeal or otherwise modify any provision of the Sierra Charter, the Sierra Bylaws, or the Merger Sub Certificate or the Merger Sub Bylaws in a manner that would adversely affect MDLY, the MDLY Stockholders or the transactions contemplated by the Amended MDLY Merger Agreement;

•        take any action, or permit the taking of any action, that will result in Sierra not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the MDLY Merger Consideration due at the MDLY Merger Closing;

•        take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MDLY Merger not being satisfied;

•        take any action that would be reasonably expected to prevent, materially impede or delay beyond the MDLY Merger Outside Date the consummation of the transactions contemplated by the Amended MDLY Merger Agreement; or

•        agree to take, or publicly announce an intention to take, any of the foregoing actions.

Additional Covenants

MDLY and Sierra have agreed to additional covenants between the execution of the Amended MDLY Merger Agreement and the MDLY Merger Closing including, but limited to, the following matters:

Regulatory Matters

MDLY and Sierra have agreed to, and to cause their respective subsidiaries to, cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings with any third-party or governmental entity and to take any further actions reasonably requested by the other party to obtain as promptly as practicable the approvals required under the Amended MDLY Merger Agreement and other consents required to be obtained in connection with the MDLY Merger and the other transactions contemplated by the Amended MDLY Merger Agreement. Without limiting the foregoing, MDLY and Sierra have agreed to the following as it relates to regulatory matters:

•        Amendment to Registration Statement on Form N-14/Joint Proxy Statement and Schedule 13E-3

Each of MDLY and Sierra has agreed to use its reasonable best efforts to prepare and file an amendment to Registration Statement on Form N-14 and an amendment to the Schedule 13E-3, and have the amended Registration Statement on Form N-14 declared effective under the Securities Act and to obtain clearance of the amended Schedule 13E-3 from the SEC as promptly as practicable after such filing, and MDLY and Sierra shall promptly mail or deliver the Amended Joint Proxy Statement/Prospectus to their respective stockholders upon such effectiveness. Sierra and MDLY also agreed to give notice of, convene and hold, as promptly as practicable, the Sierra Special Meeting and the MDLY Special Meeting following the effectiveness of the amended Registration Statement on Form N-14. In addition, Sierra and MDLY agreed to take additional steps in order to ensure the accuracy of the information contained in the amended Registration Statement on Form N-14, the related Joint Proxy Statement/Prospectus and the amended Schedule 13E-3, Sierra agreed to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits required to issue the MDLY Merger Shares, and MDLY agreed to use reasonable best efforts to furnish all information concerning MDLY and the holders of shares of MDLY Class A Common Stock as may be reasonably requested in connection with any such action.

•        HSR Act Filing Matters

Each of Sierra and MDLY have agreed to submit with the FTC and the DOJ, if and to the extent required, a notification and report form relating to the Amended MDLY Merger Agreement and the transactions contemplated thereby as required by the HSR Act, and to take all other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the MDLY Merger as soon as practicable.

•        SEC Exemptive Relief

MDLY and Sierra agreed to submit an amendment to the application for the exemptive relief to the Staff and thereafter provide all such supplemental information reasonably requested by the Staff in connection therewith and to use its commercially reasonable efforts to obtain the SEC Exemptive Relief. In connection therewith, if the SEC conditions the granting of exemptive relief upon a change to the transaction structure or other matters contemplated by the Amended MDLY Merger Agreement and the Amended MCC Merger Agreement, each of MDLY and Sierra has agreed to work together in good faith to make such changes and, if and to the extent necessary, to amend the Amended MDLY Merger Agreement to reflect such modified terms. However, in no event shall either party be obligated to agree to any term that adversely changes the economic terms of the Amended MDLY Merger Agreement in any material respect or is inconsistent with the assumptions or other provisions set forth in the opinions of such party’s financial advisor. Moreover, in addition to any other approvals required by applicable law or the Amended MDLY Merger Agreement, any changes to the transaction structure or other matters contemplated by the Amended MDLY Merger Agreement (including, without limitation, any amendments to the Amended MDLY Merger Agreement) are subject to the prior approval of the MDLY Special Committee and the Sierra Special Committee.

Access to Information; Filing of Reports

Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of MDLY and Sierra has agreed to, and has agreed to cause each of its subsidiaries to, give the other party and its respective officers, employees, accountants, counsel, advisors, agents and other representatives, reasonable access, during normal business hours during the period prior to the MDLY Merger Effective Time, to its properties, books, contracts, commitments and records, and to make available, and to cause its subsidiaries to make available, to the other party a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under applicable law) and otherwise provide the other party with such information concerning its business, properties and personnel as the other party may reasonably request. However, in no event will a party or its subsidiaries be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege or contravene any applicable law, fiduciary duty or binding confidentiality agreement with a third party entered into prior to the date of the Amended MDLY Merger Agreement. In the event the foregoing restrictions apply, the parties have agreed to make appropriate substitute disclosure arrangements. In addition, each of MDLY and Sierra has agreed to file all periodic reports required to be filed by it between the date of the Amended MDLY Merger Agreement and the MDLY Merger Effective Time, and each such filing shall be prepared in accordance with the applicable forms, rules and regulations of the SEC and shall satisfy the standard for the relevant party in the Amended MDLY Merger Agreement applicable to the reports filed by MDLY with the SEC or the reports filed by Sierra with the SEC, as applicable.

MDLY Special Meeting and MDLY Board Recommendation

The MDLY Board has approved and declared advisable the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, and made the MDLY Board Recommendation. As it relates to the MDLY Board Recommendation, the Amended MDLY Merger Agreement provides that, except as discussed below, neither the MDLY Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the MDLY Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of MDLY shall have been commenced, a statement disclosing that the MDLY Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any “MDLY Merger Competing Proposal,” as defined below under “— Nonsolicitation of Competing Transaction Proposals” (any of the foregoing (i) through (iii) being referred to as an “MDLY Adverse Recommendation Change”).

Notwithstanding the foregoing, the MDLY Board may make a MDLY Adverse Recommendation Change in the circumstances described below under “— Nonsolicitation of Competing Transaction Proposals.” However, unless the MDLY Board has appropriately made a MDLY Adverse Recommendation Change, MDLY shall, through the MDLY Board, make the MDLY Board Recommendation, and shall include such MDLY Board Recommendation in this Amended Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from MDLY Stockholders proxies in favor of MDLY Stockholder approval, and (y) take all other action necessary or advisable to secure MDLY Stockholder approval.

In connection with the MDLY Special Meeting, the MDLY Board is permitted to adjourn, delay or postpone the MDLY Special Meeting in accordance with applicable law (but not beyond March 31, 2020) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the MDLY Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the MDLY Stockholders prior to the MDLY Special Meeting, (ii) if there are insufficient shares of MDLY Class A Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the MDLY Special Meeting, or (iii) to allow reasonable additional time to solicit additional proxies to the extent the MDLY Board or any committee thereof reasonably believes necessary in order to obtain the MDLY Stockholder approval.

Sierra Special Meeting and Sierra Board Recommendation

The Sierra Board has approved and declared to be advisable the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, and made the Sierra Board Recommendation. As it relates to the Sierra Board Recommendation, the Amended MDLY Merger Agreement provides that, except as discussed below, neither the Sierra Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify, the Sierra Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of Sierra shall have been commenced, a statement disclosing that the Sierra Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any “MDLY Merger Competing Proposal,” as defined below under “— Nonsolicitation of Competing Transaction Proposals” (any of the foregoing (i) through (iii) being referred to as an “Sierra MDLY Merger Adverse Recommendation Change”).

Notwithstanding the foregoing, the Sierra Board may make a Sierra MDLY Merger Adverse Recommendation Change in the circumstances described below under “— Nonsolicitation of Competing Transaction Proposals.” However, unless the Sierra Board has appropriately made a Sierra MDLY Merger Adverse Recommendation Change, Sierra shall, through the Sierra Board, make the Sierra Board Recommendation, and shall include such Sierra Board Recommendation in this Amended Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from the Sierra Stockholders proxies in favor of Sierra Stockholder approval, and (y) take all other action necessary or advisable to secure Sierra Stockholder approval.

In connection with the Sierra Special Meeting, the Sierra Board is permitted to adjourn, delay or postpone the Sierra Special Meeting in accordance with applicable law (but not beyond March 31, 2020) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Sierra Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the Sierra Stockholders prior to the Sierra Special Meeting, (ii) if there are insufficient shares of Sierra Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Sierra Special Meeting, or (iii) to allow reasonable additional time to solicit additional proxies reasonably necessary in order to obtain the Sierra Stockholder approval.

Exchange Listing

Under the Amended MDLY Merger Agreement, Sierra has agreed to take all steps as may be reasonably necessary to cause the outstanding Sierra Common Stock, the MDLY Merger Shares and the shares of Sierra Common Stock to be issued in the MCC Merger to be listed for trading on the NYSE.

Conversion of Medley LLC Units

MDLY has agreed to take, and to cause Medley LLC to take, all such steps as may be necessary to cause the Medley LLC Units (including the Vesting Medley Restricted Units that have vested, but excluding Non-Vesting Medley Restricted Units) held by members of Medley LLC, other than MDLY, to be converted into MDLY Class A Common Stock in accordance with the Exchange Agreement and the Tax Receivable Termination Agreement as of immediately prior to the MDLY Merger Effective Time.

Indemnification; Directors’ and Officers’ Insurance.

In the event of any threatened or actual claim against any individual who is now, or has been at any time prior to the date of the Amended MDLY Merger Agreement, or who becomes prior to the MDLY Effective Time, a director or officer of MDLY or any of its subsidiaries or who is or was serving at the request of MDLY or any of its subsidiaries as a director or officer of another entity (the “MDLY Indemnified Parties”), based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of MDLY or any of its subsidiaries prior to the MDLY Merger Effective Time or (ii) the Amended MDLY Merger Agreement or any of the transactions contemplated by the Amended MDLY Merger Agreement, whether asserted or arising before or after the MDLY Merger Effective Time, each of the parties has agreed to cooperate and use commercially reasonable efforts to defend against and respond thereto. In addition, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the MDLY Merger Effective Time existing on the date of the Amended MDLY Merger

Agreement in favor of any MDLY Indemnified Party as provided in their respective organizational documents or in any existing indemnification agreements identified to Sierra shall survive the MDLY Merger as a contractual obligation of Merger Sub, as the surviving company in the MDLY Merger, and shall continue in full force and effect in accordance with their terms for a period of six years from the MDLY Merger Closing Date and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the MDLY Indemnified Parties for acts or omissions occurring at or prior to the MDLY Merger Effective Time or taken at the request of Sierra pursuant to the Amended MDLY Merger Agreement; provided, that the foregoing obligations do not require any amendment to the Merger Sub Certificate or the Merger Sub Bylaws.

In addition, for a period of six years from the MDLY Merger Closing, Merger Sub has agreed to indemnify, defend and hold harmless, and provide advancement of expenses (subject to an undertaking, in such form as may be reasonably required by the surviving company, to reimburse the portion (if any) of any expenses advanced to the MDLY Indemnified Party relating to claims as to which it shall ultimately be adjudged that the standard of conduct has not been met by the MDLY Indemnified Party for entitlement to such indemnification) to, each MDLY Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of MDLY or any of its subsidiaries and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the MDLY Merger Closing, whether asserted or claimed prior to, or at or after, the MDLY Merger Effective Time (including matters, acts or omissions occurring in connection with the approval of the Amended MDLY Merger Agreement and the consummation of the transactions contemplated thereby) or taken at the request of Sierra pursuant to the Amended MDLY Merger Agreement; provided, that the surviving company (i) shall not be liable for any amounts paid in the settlement of any claim without its prior written consent, (ii) shall be obligated to pay the fees and expenses of only one counsel (approved in advance by the surviving company) for all MDLY Indemnified Parties (except with respect to the MDLY Special Committee, which may retain its own separate counsel in its sole discretion) with respect to any single claim unless the surviving company assumes the defense of such claim, in which case it shall not be liable for any fees and expenses of counsel to the MDLY Indemnified Parties in respect of such claim (except for any fees and expenses of any separate counsel to the MDLY Special Committee); and (iii) shall not be liable to the extent that a judgment of a court of competent jurisdiction determines that any claim is the result of the gross negligence or willful misconduct or results from a decision made by the MDLY Indemnified Party when he or she had no good faith belief that he or she was acting in the best interests of MDLY or any of its subsidiaries.

Sierra has agreed, at its sole cost, to cause the individuals serving as officers and directors of MDLY or any of its subsidiaries immediately prior to the MDLY Merger Effective Time to be covered for a period of six years from the MDLY Merger Effective Time by the directors’ and officers’ liability insurance policy maintained by MDLY through the purchase of so-called “tail” insurance (provided that Sierra or the surviving company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous in any material respect than such policy) with respect to acts or omissions occurring prior to the MDLY Merger Effective Time that were committed by such officers and directors in their capacity as such; provided that, in connection with obtaining such tail insurance policy, Sierra shall not be required to expend in the aggregate for the entire six-year period an amount in excess of 300% of the annual premiums currently paid by MDLY for such insurance.

Notwithstanding the foregoing, and except to the extent required by applicable law, in no event shall Sierra or Merger Sub indemnify any MDLY Indemnified Party with respect to any claim arising with respect to acts or omissions by such MDLY Indemnified Party taken prior to the MDLY Merger Effective Time pursuant to the Sierra Investment Advisory Agreement, the Sierra Administration Agreement, the MCC Investment Management Agreement or the MCC Administration Agreement for which such MDLY Indemnified Party is not entitled to indemnification under such agreements.

The provisions of the Amended MDLY Merger Agreement relating to indemnification are intended to be for the benefit of, and may be enforced by, each MDLY Indemnified Party and his or her heirs and representatives.

Advice of Changes

Each of MDLY and Sierra has agreed to promptly advise the other of any change or event (i) having or reasonably likely to have a MDLY Merger Material Adverse Effect on it, (ii) that it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants contained in the Amended MDLY Merger Agreement that would result in the conditions to the MDLY Merger Closing not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under the Amended MDLY Merger Agreement.

Exemption from Liability Under Section 16(b)

Each of MDLY and Sierra has agreed, prior to the MDLY Merger Effective Time, to take all such steps as may be necessary or appropriate to cause any disposition of shares of MDLY Class A Common Stock or conversion of any derivative securities in respect of such shares of MDLY Class A Common Stock in connection with the consummation of the transactions contemplated by the Amended MDLY Merger Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted thereunder.

Nonsolicitation of Competing Transaction Proposals

Each of MDLY and Sierra has agreed to, and to use its commercially reasonable efforts to cause its representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any third party relating to any MDLY Merger Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a MDLY Merger Competing Proposal. In addition, subject to certain exceptions discussed below, each of MDLY and Sierra has agreed, until the earlier of the MDLY Merger Effective Time and termination of the Amended MDLY Merger Agreement in accordance with its terms, to not, and to not permit its subsidiaries to, and to use commercially reasonable efforts to cause its representatives not to, directly or indirectly,

•        initiate, solicit, induce or knowingly encourage or facilitate any inquiry with respect to the making of any proposal or offer with respect to a MDLY Merger Competing Proposal; or

•        engage in negotiations or discussions with, or furnish any material nonpublic information to, or enter into any agreement, arrangement or understanding with, any third party relating to a MDLY Merger Competing Proposal or any inquiry or proposal that could reasonably be expected to lead to a MDLY Merger Competing Proposal.

Notwithstanding the foregoing, each of MDLY and Sierra may inform third parties of provisions of the Amended MDLY Merger Agreement that governs MDLY Merger Competing Proposals and may grant a waiver of, or terminate, any “standstill” or similar obligation of any third party with respect to MDLY or Sierra, as applicable, in order to allow such third party to submit a MDLY Merger Competing Proposal, if the MDLY Board (or the MDLY Special Committee) or Sierra Board (or the Sierra Special Committee), as applicable, determines in good faith (after consultation with such party’s legal counsel) that a failure to take such action with respect to such “standstill” or similar obligation could reasonably be expected to be inconsistent with its duties under applicable law. The confidentiality agreements entered into by MDLY in connection with its exploration of strategic alternatives include customary standstill provisions pursuant to which potential bidders agreed, except as requested or consented to by MDLY, not to take certain actions regarding strategic transactions or management or control of MDLY, its subsidiaries, Sierra or MCC and, subject to an exception to permit confidential requests for waivers following the public announcement of an acquisition transaction, not to request waivers of those standstill provisions, in each case during the relevant standstill period. As of the date of this Amended Joint Proxy Statement/Prospectus, the standstill provisions in 23 of the 31 confidentiality agreements have expired, and an additional 2 will expire prior to the scheduled date of the Special Meetings. In addition, even where standstill provisions remain in effect, all counterparties subject to such standstill provisions are permitted to confidentially seek a waiver of the standstill provisions in order to privately submit a competing proposal with respect to MDLY, its subsidiaries, Sierra and/or MCC.

In addition, in the event that MDLY (or its representatives on MDLY’s behalf) or Sierra (or its representatives on Sierra’s behalf) receives a MDLY Merger Competing Proposal from any third party,

•        during the Go-Shop Period, MDLY and the MDLY Board (or the MDLY Special Committee) and its representatives or Sierra and the Sierra Board (or the Sierra Special Committee) and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any third party making such MDLY Merger Competing Proposal and its representatives and affiliates (without the MDLY Board or the Sierra Board, as applicable, being required to make the determination set forth in the third bullet point of this paragraph);

•        during and after the expiration of the Go-Shop Period, but prior to the date that MDLY Stockholder approval is obtained (in the case of MDLY), or the Sierra Stockholder approval is obtained (in the case of Sierra), MDLY and its representatives or Sierra and its representatives, as applicable, may contact such third party to clarify any ambiguous terms and conditions thereof (without the MDLY Board or the Sierra Board, as applicable, being required to make the determination set forth in the third bullet point of this paragraph);

•        after the expiration of the Go-Shop Period, but prior to the date that MDLY Stockholder approval is obtained (in the case of MDLY), or the Sierra Stockholder approval is obtained (in the case of Sierra), subject to satisfaction of certain procedural requirements (including without limitation the requirement that such third party (if not already bound) enter into a confidentiality agreement with MDLY or Sierra, as applicable, on terms no less favorable than the existing confidentiality agreement between MDLY and Sierra (unless MDLY or Sierra, as applicable, agrees to amend the existing confidentiality agreement to reflect such more favorable terms); provided that the confidentiality agreement with the third party need not restrict the making of competing proposals to MDLY or the MDLY Board or to Sierra or the Sierra Board, as applicable), MDLY and the MDLY Board (or the MDLY Special Committee) and its representatives or Sierra and the Sierra Board (or the Sierra Special Committee) and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any third party making such MDLY Merger Competing Proposal and its representatives and affiliates if the MDLY Board (or the MDLY Special Committee) or Sierra Board (or the Sierra Special Committee), as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that:

•        such MDLY Merger Competing Proposal either constitutes a MDLY Merger Superior Proposal (as defined below) or could reasonably be expected to lead to a MDLY Merger Superior Proposal, and

•        failure to consider such MDLY Merger Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MDLY or Sierra, as applicable, under applicable law, provided that such receipt of such MDLY Merger Competing Proposal did not result from any material breach by the receiving party of any of the non-solicitation provisions of the Amended MDLY Merger Agreement and certain other procedural requirements are satisfied.

In addition, until the earlier of the MDLY Merger Effective Time and termination of the Amended MDLY Merger Agreement, each of MDLY and Sierra has agreed, as promptly as reasonably practicable, and in any event within two business days of receipt by it or any of its representatives of any MDLY Merger Competing Proposal or any inquiry that could reasonably be expected to lead to a MDLY Merger Competing Proposal, to deliver to the other party a written notice setting forth: (A) the identity of the third party making such MDLY Merger Competing Proposal or inquiry (to the extent not prohibited by any applicable confidentiality agreement existing prior to the date of the Amended MDLY Merger Agreement) and (B) the material terms and conditions of any such MDLY Merger Competing Proposal. Thereafter, MDLY and Sierra are obligated to keep the other party reasonably informed of any material amendment or modification of any such MDLY Merger Competing Proposal on a prompt basis, and in any event within two business days following such material amendment or modification.

Sierra and MDLY further agreed that, except as described below:

•        the MDLY Board shall not effect a MDLY Adverse Recommendation Change and the Sierra Board shall not effect a Sierra MDLY Merger Adverse Recommendation Change (each, an “MDLY Merger Adverse Recommendation Change”);

•        the MDLY Board shall not approve or recommend, or allow MDLY to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any MDLY Merger Competing Proposal (other than a confidentiality agreement in accordance with the terms of the Amended MDLY Merger Agreement), and

•        the Sierra Board shall not approve or recommend, or allow Sierra to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any MDLY Merger Competing Proposal (other than a confidentiality agreement in accordance with the terms of the Amended MDLY Merger Agreement).

Notwithstanding the foregoing, if at any time prior to the receipt of MDLY Stockholder approval (in the case of MDLY) or the Sierra Stockholder approval (in the case of Sierra), the MDLY Board or the Sierra Board, as the case may be, may (a) make a MDLY Merger Adverse Recommendation Change in connection with such MDLY Merger Superior Proposal if the board of directors effecting the MDLY Merger Adverse Recommendation Change (or the MDLY Special Committee or Sierra Special Committee, as applicable) determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make a MDLY Merger Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MDLY Board or Sierra Board, as applicable, under applicable law, or (b) if MDLY or Sierra, as the case may be, has received a MDLY Merger Competing Proposal that its board of directors (or the MDLY Special Committee or the Sierra Special Committee, as applicable) has determined in good faith (after consultation with its outside financial advisor and legal counsel) constitutes a MDLY Merger Superior Proposal, the MDLY Board or Sierra Board, as applicable, authorize, adopt or approve such MDLY Merger Superior Proposal and cause or permit MDLY or Sierra, as applicable, to enter into a definitive agreement with respect to such MDLY Merger Superior Proposal concurrently with the termination of the Amended MDLY Merger Agreement, but in each case (other than in connection with a MDLY Manager Competing Proposal) only after providing notice to the other party of its intention to make a MDLY Merger Adverse Recommendation Change and/or to accept a MDLY Merger Superior Proposal, as applicable, and entering into good faith negotiations to eliminate the need for such MDLY Merger Adverse Recommendation Change or to cause such MDLY Merger Superior Proposal to no longer constitute a MDLY Merger Superior Proposal. Pursuant to the terms of the Amended MDLY Merger Agreement, the MDLY Board and the Sierra Board, as applicable, shall make a MDLY Merger Adverse Recommendation Change only if directed to take such action by the MDLY Special Committee or the Sierra Special Committee, as applicable (subject to compliance with the applicable requirements of the Amended MDLY Merger Agreement).

A “MDLY Merger Competing Proposal” is defined as any inquiry, proposal or offer made by any third party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of 20% or more of any class of equity securities of MDLY or Sierra, as applicable, or (ii) any one or more assets or businesses of MDLY or its subsidiaries or Sierra or its subsidiaries that constitute 20% or more of the revenues or assets of MDLY and its subsidiaries, taken as a whole, or Sierra and its subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MDLY or Sierra, in each case other than the MDLY Merger and the other transactions to occur at the MDLY Merger Closing in accordance with the Amended MDLY Merger Agreement. In addition, during the Go-Shop Period and ending on the No-Shop Period Start Date, a MDLY Merger Competing Proposal includes any inquiry, proposal or offer made by any third party to become the primary investment manager of Sierra (including by an assignment or novation of, or similar transaction involving, the Sierra Investment Advisory Agreement) (a “MDLY Manager Competing Proposal”). For the avoidance of doubt, commencing on the No-Shop Period Start Date, in no event shall a MDLY Manager Competing Proposal constitute a MDLY Merger Competing Proposal.

A “MDLY Merger Superior Proposal” is defined as a bona fide written MDLY Merger Competing Proposal (but with all references to “20%” in the definition of MDLY Merger Competing Proposal being increased to “50%” to the extent relevant to the MDLY Merger Competing Proposal in question) made by a third party that the MDLY Board or the MDLY Special Committee or the Sierra Board or Sierra Special Committee, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the MDLY Merger Competing Proposal relative to the MDLY Merger and such other factors as the MDLY Board (or MDLY Special Committee) or Sierra Board (or Sierra Special Committee), as applicable, considers to be appropriate, (i) is more favorable to the MDLY Stockholders or the Sierra Stockholders, as applicable, from a financial point of view than the MDLY Merger and the other transactions contemplated by the Amended MDLY Merger Agreement (including any revisions to the terms of the Amended MDLY Merger Agreement committed to by Sierra or MDLY, as applicable, to the other party in writing in response to such MDLY Merger Competing Proposal made to Sierra or MDLY, as applicable, other than a MDLY Manager Competing Proposal) or (ii) is superior to the transactions contemplated by the Amended MDLY Merger Agreement and in the best interests of the stockholders of Sierra in the case of a MDLY Manager Competing Proposal. For the avoidance of doubt, commencing on the No-Shop Period Start Date, in no event shall a MDLY Manager Competing Proposal constitute a MDLY Merger Superior Proposal unless (i) it is a MDLY Competing Proposal under subsections (a) or (b) of the definition of “MDLY Merger Competing Proposal” and (ii) the Sierra Board or Sierra Special Committee, as applicable, has determined in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of such MDLY Merger Competing Proposal relative to the MDLY Merger and such other factors as the Sierra Board or Sierra Special Committee, as applicable, considers to be appropriate, such MDLY Merger Competing Proposal satisfies the requirements of clause (i) above.

Outstanding Indebtedness

On or prior to the MDLY Merger Closing, each of MDLY and Sierra has agreed to use its commercially reasonable efforts to take or cause to be taken all actions with respect to their respective indebtedness and the indebtedness of their respective subsidiaries that is necessary or advisable in connection with the MDLY Merger, including without limitation, obtaining all necessary consents of the holders of such indebtedness, executing and delivering all documents, instruments, certificates and opinions of counsel required under the terms of such indebtedness, making all necessary filings, and taking all other actions that the respective boards of directors or officers of MDLY and Sierra determine to be necessary or advisable in connection with such indebtedness, including any assumption, refinancing or consolidation of such indebtedness.

Takeover Statutes

Each of MDLY and Sierra has agreed to use their respective commercially reasonable efforts (a) to take all action necessary so that no applicable takeover statute is or becomes applicable to the MDLY Merger or any of the other transactions contemplated by the Amended MDLY Merger Agreement, and (b) if any such takeover statute is or becomes applicable to any of the foregoing, to take all action necessary so that the MDLY Merger and the other transactions contemplated by the Amended MDLY Merger Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by the Amended MDLY Merger Agreement and otherwise to eliminate or minimize the effect of such takeover statute on the MDLY Merger and the other transactions contemplated by the Amended MDLY Merger Agreement.

Litigation

Each of MDLY and Sierra agreed to cooperate and consult with one another between the date of the Amended MDLY Merger Agreement and the MDLY Merger Effective Time in connection with any proceeding, including by either party’s stockholders and other stakeholders against any of them or any of their respective directors, officers or affiliates with respect to the Amended MDLY Merger Agreement, the MDLY Merger and/or the transactions contemplated by the Amended MDLY Merger Agreement, and to use its respective commercially reasonable efforts to prevail in any such stockholder or stakeholder proceeding so as to permit the consummation of the MDLY Merger and/or the transactions contemplated by the Amended MDLY Merger Agreement in the manner contemplated by the Amended MDLY Merger Agreement.

Section 15(f) of the Investment Company Act

The Amended MDLY Merger Agreement provides that, subject to applicable law and the fiduciary duties of the Sierra Board, Sierra shall, to the extent within its control, not take any action, or omit to take any action, that would have the effect of causing the requirements of any of the provisions of Section 15(f) of the Investment Company Act (which governs the receipt of a profit in connection with the sale of an investment adviser to a registered investment fund) not to be met in respect of the transactions contemplated by the Amended MDLY Merger Agreement.

Employment Matters

At or before the MDLY Merger Closing, MDLY shall cause Medley Capital LLC to enter into employment agreements, substantially in the forms attached to the Amended MDLY Merger Agreement (the “MDLY Employment Agreements”), with certain individuals, as specified in such forms of employment agreements (the “MDLY Executives”). The identity of those individuals, and the related terms of the employment agreements, are set forth under “Information about the Combined Company — Arrangements with Management — Employment Matters.” In addition, prior to the MDLY Merger Closing, the Sierra Board will adopt the Sierra Incentive Plan, which will contain substantially the same terms as the MDLY Incentive Plan. See “Sierra Proposal #4: The Adoption of the Sierra Incentive Plan.”

Interaction with MCC Merger

Sierra has agreed that, without the consent of MDLY, Sierra will not agree to any waiver or amendment of the Amended MCC Merger Agreement to the extent such waiver or amendment would adversely affect the economic or other rights or interests of MDLY and MDLY Stockholders under the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement in any material respect.

Transaction Expenses

Under the Amended MDLY Merger Agreement, all fees and expenses incurred in connection with the MDLY Merger, the Amended MDLY Merger Agreement, and the transactions contemplated by the Amended MDLY Merger Agreement are to be paid by the party incurring such fees or expenses; provided, that the costs and expenses of preparing, filing, printing and mailing the amended Registration Statement on Form N-14 and this Amended Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the MDLY Merger, and the fees of any HSR Act filing shall be borne equally by MDLY and Sierra.

Conditions to the MDLY Merger

MDLY and Sierra will not be obligated to complete the MDLY Merger unless a number of conditions are satisfied or waived, including:

•        the receipt of MDLY Stockholder approval;

•        the receipt of Sierra Stockholder approval;

•        the amended Registration Statement on Form N-14 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the amended Registration Statement on Form N-14 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

•        the outstanding shares of Sierra Common Stock, the MDLY Merger Shares and the shares of Sierra Common Stock to be issued in the MCC Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

•        the exemptive relief from the SEC shall have been granted and be in full force and effect as of the MDLY Merger Closing Date;

•        Sierra shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the MDLY Merger Shares;

•        no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the MDLY Merger or any of the other transactions contemplated by the Amended MDLY Merger Agreement shall be in effect;

•        any applicable waiting period (and any extension thereof) applicable to the MDLY Merger under the HSR Act shall have expired or been terminated;

•        all issued and outstanding Medley LLC Units (including the Vesting Medley Restricted Units but excluding the Non-Vesting Medley Restricted Units) other than Medley LLC Units held by MDLY, shall have been converted into MDLY Class A Common Stock in accordance with the Exchange Agreement on (and not sooner than) the MDLY Merger Closing Date, but prior to the MDLY Merger Effective Time, and no shares of MDLY Class A Common Stock issued in such conversion shall have been transferred by a Medley LLC Unitholder prior to the MDLY Merger Effective Time;

•        the Tax Receivable Termination Agreement, shall have been executed and delivered by all necessary parties and each of the representations and warranties of the Medley LLC Unitholders under the Tax Receivable Termination Agreement shall be true and correct in all material respects on and as if made as of the MDLY Merger Closing Date and each Medley LLC Unitholder shall have complied with each of its covenants set forth in the Tax Receivable Termination Agreement since the date thereof;

•        MDLY shall have obtained written consents to the continuation, following the MDLY Merger Effective Time, of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018;

•        there being no rescission of the receipt of confirmation that the equity of Merger Sub, as the surviving company in the MDLY Merger will, following the MDLY Merger, be treated as a portfolio investment of the Combined Company or the Sierra/MDLY Company, as applicable, and reflected in the consolidated financial statements at fair value for accounting purposes, and that Merger Sub’s financial results shall not be consolidated into the financial statements of the Combined Company or the Sierra/MDLY Company, as applicable; and

•        there shall be no pending suit, action or proceeding by any governmental entity, (i) challenging the acquisition by Sierra of any MDLY Common Stock, seeking to restrain or prohibit the consummation of the MDLY Merger or any other transaction contemplated by the Amended MDLY Merger Agreement or seeking to obtain from MDLY or Sierra any damages that are material in relation to MDLY and its subsidiaries taken as a whole, or (ii) seeking to prohibit Sierra or any of its subsidiaries from effectively controlling in any material respect the business or operations of MDLY and its subsidiaries.

In addition, the obligations of Sierra to effect the MDLY Merger are subject to the satisfaction or waiver by Sierra of additional conditions, including:

•        the accuracy of the representations and warranties of MDLY (subject to the interpretive standards set forth in the Amended MDLY Merger Agreement), and the receipt by Sierra of a certificate signed by the MDLY chief executive officer or chief financial officer certifying such accuracy;

•        the performance by MDLY, in all material respects, of all obligations required to be performed by MDLY under the Amended MDLY Merger Agreement, and the receipt by Sierra of a certificate signed by the MDLY chief executive officer or chief financial officer certifying such performance;

•        MDLY shall have delivered to Sierra fully executed copies of all consents and approvals required in order to keep the Medley LLC indebtedness outstanding and the Medley LLC debt documents in full force and effect in accordance with their terms as of the date of the Amended MDLY Merger Agreement without any breach or violation thereof; and

•        Each of the MDLY Executives shall have entered into the relevant MDLY Employment Agreement, effective as of the MDLY Merger Effective Time, substantially in the forms attached to the Amended MDLY Merger Agreement.

In addition, the obligations of MDLY to effect the MDLY Merger are subject to the satisfaction or waiver by MDLY of additional conditions, including:

•        the accuracy of the representations and warranties of Sierra (subject to the interpretive standards set forth in the Amended MDLY Merger Agreement), and the receipt by MDLY of a certificate signed by the Sierra chief executive officer or chief financial officer certifying such accuracy;

•        the performance by Sierra, in all material respects, of all obligations required to be performed by Sierra under the Amended MDLY Merger Agreement, and the performance by Sierra, in all respects, of its covenants and obligations relating to amendments and waivers to the Amended MDLY Merger Agreement, and the receipt by MDLY of a certificate signed by the Sierra chief executive officer or chief financial officer certifying such performance;

•        Sierra shall have taken all actions, and executed all documents, reasonably required of Sierra by the holders of Medley LLC indebtedness in order to keep the Medley LLC indebtedness outstanding and the Medley LLC debt documents in full force and effect in accordance with their terms as of the date of the Amended MDLY Merger Agreement without any breach or violation thereof; provided, however, neither Sierra nor any of its subsidiaries shall be obligated to provide any guarantees or other credit support for any such Medley LLC indebtedness; and

•        Sierra shall have taken all actions, and executed all documents, reasonably required of Sierra in order to keep the indebtedness represented by the Sierra debt documents outstanding and the Sierra debt documents in full force and effect in accordance with their terms as of the date of the Amended MDLY Merger Agreement without any breach or violation thereof.

Termination of the Amended MDLY Merger Agreement

The Amended MDLY Merger Agreement generally may be terminated, whether before or after the receipt of the MDLY Stockholder approval or the Sierra Stockholder approval:

(a)     by the mutual written agreement of MDLY and Sierra;

(b)    by either MDLY or Sierra, if any governmental entity whose consent or approval is a condition to the MDLY Merger Closing has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the Amended MDLY Merger Agreement;

(c)     by either MDLY or Sierra, if the MDLY Merger shall not have been consummated on or prior to the MDLY Merger Outside Date, unless the failure of the MDLY Merger Closing to occur by such date shall be due to the failure of the party seeking to terminate the Amended MDLY Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Amended MDLY Merger Agreement; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the MDLY Merger Closing to occur by or prior to the MDLY Merger Outside Date;

(d)    by either Sierra or MDLY, at any time prior to the MDLY Merger Effective Time, in the event that (i) MDLY or Sierra, as the case may be, shall have failed to obtain the MDLY Stockholder approval or the Sierra Stockholder approval, as applicable, at the MDLY Special Meeting or the Sierra Special Meeting, respectively, at which a vote is taken on the MDLY Merger, or (ii) the Amended MCC Merger Agreement shall have been terminated;

(e)     by either MDLY or Sierra (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Amended MDLY Merger Agreement), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the Amended MDLY Merger Agreement on the part of MDLY, in the case of a termination by Sierra, or Sierra, in the case of a termination by MDLY, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the MDLY Merger Closing Date, the failure of certain closing conditions set forth in the Amended MDLY Merger Agreement, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(f)     by Sierra, (i) within 10 business days after the MDLY Board shall have effected a MDLY Adverse Recommendation Change prior to receipt of the MDLY Stockholder approval, (ii) in the event the MDLY Board shall have approved or authorized MDLY or any of its subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a MDLY Merger Competing Proposal or (iii) MDLY fails to include the MDLY Board Recommendation in this Amended Joint Proxy Statement/Prospectus;

(g)    by MDLY (at the direction of the MDLY Board or the MDLY Special Committee), in the event that (i) (A) MDLY shall have received a MDLY Merger Superior Proposal, (B) subject to MDLY’s compliance with the Amended MDLY Merger Agreement as it relates to negotiating in good faith with Sierra regarding the potential amendment of the Amended MDLY Merger Agreement, the MDLY Board or any authorized committee thereof shall have authorized MDLY to enter into a definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal, and (C) concurrently with the termination of the Amended MDLY Merger Agreement, MDLY pays Sierra the MDLY Merger Termination Fee (as described below) and enters into the definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal; or (ii) the MDLY Board (whether at the direction of the MDLY Special Committee or otherwise) shall have effected a MDLY Adverse Recommendation Change in accordance with the applicable provisions of the Amended MDLY Merger Agreement;

(h)    by MDLY, (i) within 10 business days after the Sierra Board shall have effected a Sierra MDLY Merger Adverse Recommendation Change prior to receipt of Sierra Stockholder approval, (ii) in the event the Sierra

Board shall have approved, or authorized Sierra or any of its subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a MDLY Merger Competing Proposal or (iii) Sierra fails to include the Sierra Board Recommendation in this Amended Joint Proxy Statement/Prospectus; and

(i)     by Sierra (at the direction of the Sierra Board or the Sierra Special Committee), in the event that: (i) (A) Sierra shall have received a MDLY Merger Superior Proposal, (B) subject to Sierra’s compliance with its obligations under the Amended MDLY Merger Agreement as it relates to negotiating in good faith with MDLY regarding the potential amendment of the Amended MDLY Merger Agreement, the Sierra Board or any authorized committee thereof shall have authorized Sierra to enter into a definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal, and (C) concurrently with the termination of the Amended MDLY Merger Agreement, Sierra pays MDLY the MDLY Merger Termination Fee and enters into the definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal; or (ii) the Sierra Board or any authorized committee thereof shall have effected a Sierra MDLY Merger Adverse Recommendation Change in accordance with the applicable provisions of the Amended MDLY Merger Agreement.

Termination Fees

MDLY will pay Sierra the MDLY Merger Termination Fee in an amount equal to $3,000,000 in the event:

•        the Amended MDLY Merger Agreement is terminated by Sierra in accordance with paragraph (f) under “Termination of the Amended MDLY Merger Agreement” above or by MDLY in accordance with paragraph (g) thereunder, provided in either case that Sierra was not in material breach of its representations, warranties, covenants or agreements under the Amended MDLY Merger Agreement at the time of termination; or

•        (i) prior to the MDLY Special Meeting, a third party (the “MDLY Pre-Meeting Offeror”) makes a MDLY Merger Competing Proposal to MDLY and/or its stockholders, or such MDLY Merger Competing Proposal is otherwise publicly announced, and in each case such MDLY Merger Competing Proposal not withdrawn prior to the MDLY Special Meeting, (ii) the Amended MDLY Merger Agreement is validly terminated by either Sierra or MDLY by reason of the failure to obtain MDLY Stockholder approval, and (iii) within 12 months following the date of such termination, MDLY consummates a MDLY Merger Competing Proposal with the MDLY Pre-Meeting Offeror (provided that for these purposes, the references to “20%” in the definition of MDLY Merger Competing Proposal is replaced with references to “50%”) (a “MDLY Tail Transaction”).

Sierra will pay MDLY an amount equal to the MDLY Merger Termination Fee in the event:

•        the Amended MDLY Merger Agreement is terminated by MDLY in accordance with paragraph (h) under “Termination of the Amended MDLY Merger Agreement” or by Sierra in accordance with paragraph (i) thereunder, provided in either case that MDLY was not in material breach of its representations, warranties, covenants or agreements under the Amended MDLY Merger Agreement at the time of termination; or

•        (i) prior to the Sierra Special Meeting, a third party (the “Sierra Pre-Meeting Offeror”) makes a MDLY Merger Competing Proposal to Sierra and/or its stockholders, or such MDLY Merger Competing Proposal is otherwise publicly announced, and in each case such MDLY Merger Competing Proposal not withdrawn prior to the Sierra Special Meeting, (ii) the Amended MDLY Merger Agreement is validly terminated by either Sierra or MDLY by reason of the failure to obtain Sierra Stockholder approval, and (iii) within 12 months following the date of such termination, Sierra consummates a MDLY Merger Competing Proposal with the Sierra Pre-Meeting Offeror (provided that for these purposes, the references to “20%” in the definition of MDLY Merger Competing Proposal is replaced with references to “50%”) (a “Sierra Tail Transaction”).

The MDLY Merger Termination Fee, if applicable, shall be payable (a) no later than two business days after the date on which the Amended MDLY Merger Agreement is terminated by Sierra pursuant to paragraph (f) under “Termination of the Amended MDLY Merger Agreement” above or by MDLY pursuant to paragraph (h) thereunder; (b) immediately prior to the time of termination of the Amended MDLY Merger Agreement by MDLY pursuant to paragraph (g) under “Termination of the Amended MDLY Merger Agreement” above or by Sierra pursuant to paragraph (i) thereunder; and (c) in the case of a MDLY Tail Transaction or a Sierra Tail Transaction within three business days of the date on which MDLY consummates the MDLY Tail Transaction or Sierra consummates the Sierra Tail transaction, as applicable. The Amended MDLY Merger Agreement provides that in no event shall any party be required to pay the MDLY Merger Termination Fee on more than one occasion.

As set forth in Section 9.4(f) of the Amended MDLY Merger Agreement, each of Sierra and MDLY acknowledges that (i) the agreements relating to termination fees contained in Section 9.4 are an integral part of the transactions contemplated by the Amended MDLY Merger Agreement, (ii) the termination fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the termination fee is payable, for the efforts and resources expended and opportunities foregone while negotiating the Amended MDLY Merger Agreement and in reliance on the Amended MDLY Merger Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into the Amended MDLY Merger Agreement.

Effect of Termination

Following termination of the Amended MDLY Merger Agreement, none of MDLY, Sierra, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under the Amended MDLY Merger Agreement, or in connection with the transactions contemplated by the Amended MDLY Merger Agreement, except that (a) provisions regarding the parties’ confidentiality agreement, effect of termination, fees and expenses, including the MDLY Merger Termination Fee, and the provisions of Article X (General Provisions) of the Amended MDLY Merger Agreement shall survive termination of the Amended MDLY Merger Agreement, and (b) except as provided in Section 10.9(c) of the Amended MDLY Merger Agreement (relating to termination of the Amended MDLY Merger Agreement), neither MDLY nor Sierra shall be relieved or released from any liabilities or damages arising out of its fraud or knowing and intentional breach of any provision of the Amended MDLY Merger Agreement.

Notwithstanding anything in the Amended MDLY Merger Agreement to the contrary, Sierra will not be considered in breach of any of its representations, warranties, covenants or other agreements contained in the Amended MDLY Merger Agreement to the extent such breach was or should reasonably have been known to MDLY as of the date of the Amended MDLY Merger Agreement or arose as a result of any act or omission by MDLY or any of its subsidiaries not in compliance with their duties under the Sierra Investment Advisory Agreement and the Sierra Administration Agreement.

Remedies; Specific Performance

Except as otherwise provided in the Amended MDLY Merger Agreement, any and all remedies expressly conferred upon a party pursuant to the Amended MDLY Merger Agreement will be deemed cumulative with and not exclusive of any other remedy conferred by the Amended MDLY Merger Agreement, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

The parties further agreed that irreparable damage would occur in the event that any provision of the Amended MDLY Merger Agreement to be performed by either party was not performed in accordance with its specific terms or was otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledged and agreed that in the event of any breach or threatened breach by either party of any of its respective covenants or obligations set forth in the Amended MDLY Merger Agreement, the non-breaching party shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Amended MDLY Merger Agreement and to specifically enforce the terms and provisions of the Amended MDLY Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Amended MDLY Merger Agreement. Each party agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Amended MDLY Merger Agreement by such party, and to specifically enforce the terms and provisions of the Amended MDLY Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under the Amended MDLY Merger Agreement. The parties further agreed that (i) by seeking the remedies provided for in the Amended MDLY Merger Agreement, neither party shall in any respect waive its right to seek any other form of relief that may be available to a party under the Amended MDLY Merger Agreement (including monetary damages) in the event that the Amended MDLY Merger Agreement has been terminated or in the event that the remedies provided for in the Amended MDLY Merger Agreement are not available or otherwise are not granted, and (ii)

nothing set forth in the provision of the Amended MDLY Merger Agreement governing equitable remedies shall require either party to institute any proceeding for (or limit such party’s right to institute any proceeding for) specific performance or as a condition to exercising any termination right under the Amended MDLY Merger Agreement (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit such party’s right to terminate the Amended MDLY Merger Agreement or pursue any other remedies under the Amended MDLY Merger Agreement that may be available then or thereafter.

Notwithstanding anything to the contrary contained in the Amended MDLY Merger Agreement, the parties expressly acknowledged and agreed that the right to receive the MDLY Merger Termination Fee in the circumstances in which the MDLY Merger Termination Fee is payable shall be the sole remedy with respect to termination of the Amended MDLY Merger Agreement in those circumstances, and to the extent Sierra or MDLY is entitled to receive the MDLY Merger Termination Fee, the receipt of such amounts shall be deemed to be full and final payment for any and all losses or damages suffered or incurred by Sierra or MDLY, as applicable, or any of their respective affiliates or any other person in connection with the Amended MDLY Merger Agreement (and the termination thereof), the transactions contemplated thereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Sierra nor any of its affiliates, or MDLY or any of its affiliates, as applicable, or any other person shall be entitled to bring or maintain any other claim against MDLY or Sierra, as applicable, or any of their affiliates arising out of the Amended MDLY Merger Agreement, any of the transactions contemplated thereby or any matters forming the basis for such termination.

Amendment and Waiver

The Amended MDLY Merger Agreement may be amended by the parties, by action taken or authorized by the MDLY Board, the MDLY Special Committee, the Sierra Board and the Sierra Special Committee, at any time before or after receipt of MDLY Stockholder approval or the Sierra Stockholder approval; provided that, following receipt of MDLY Stockholder approval or Sierra Stockholder approval, there may not be, without further approval of such stockholders, any amendment of the Amended MDLY Merger Agreement that requires further approval of the MDLY Stockholders or Sierra Stockholders under applicable law. The Amended MDLY Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Governing Law; Jurisdiction

The Amended MDLY Merger Agreement is governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles. Under the Amended MDLY Merger Agreement, each of Sierra, Merger Sub and MDLY irrevocably and unconditionally submitted, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, any Federal court of the United States of America sitting in the State of Delaware, and the respective appellate courts from the foregoing (all of the foregoing, collectively, the “Delaware Courts”), in any action or proceeding arising out of or relating to the Amended MDLY Merger Agreement or the agreements delivered in connection therewith or the transactions contemplated by the Amended MDLY Merger Agreement or such other agreements or for recognition or enforcement of any judgment relating thereto, and each of the parties irrevocably and unconditionally (i) agreed not to commence any such action or proceeding except in the applicable Delaware Court, (ii) agreed that any claim in respect of any such action or proceeding may be heard and determined in the applicable Delaware Court, (iii) waived, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the applicable Delaware Court, and (iv) waived, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the applicable Delaware Court. Each of the parties further agreed that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law, and irrevocably consented to service of process in the manner provided for by applicable law.

Other Agreements

In connection with the Amended MDLY Merger Agreement, MDLY, Medley LLC, Medley Group LLC, the Medley LLC Unitholders and Sierra entered into the Tax Receivable Termination Agreement pursuant to which the relevant parties agreed, among other things, that:

•        the Tax Receivable Agreement will be terminated, effective as of the MDLY Merger Effective Time;

•        the existing registration rights agreement (the “Registration Rights Agreement”) between MDLY, Medley Group LLC and the Medley LLC Unitholders (other than MDLY) will be terminated, effective as of the MDLY Merger Effective Time;

•        the Medley LLC Unitholders (other than MDLY) agreed to (i) waive any right they may have to exchange Medley LLC Units for MDLY Class A Common Stock pursuant to the Exchange Agreement prior to the MDLY Merger Effective Time, (ii) exchange their Medley LLC Units for MDLY Class A Common Stock immediately prior to the MDLY Merger Effective Time as contemplated by the Amended MDLY Merger Agreement, and (iii) not sell, transfer or otherwise dispose of any Medley LLC Units prior to the MDLY Merger Effective Time;

•        the Medley LLC Unitholders (other than MDLY) agreed not to sell, transfer or otherwise dispose of any shares of MDLY Class A Common Stock held by them and received upon conversion of the Medley LLC Units;

•        the Medley LLC Unitholders (other than MDLY) agreed to not transfer the shares of Sierra Common Stock to be received by them in connection with the MDLY Merger for one year from the MDLY Merger Effective Time, subject to certain exceptions specified therein;

•        the Medley LLC Unitholders (other than MDLY) expressly acknowledged and agreed that, in connection with the MDLY Merger, each share of MDLY Class A Common Stock held by such Medley LLC Unitholders (other than MDLY) shall be converted at the MDLY Merger Effective Time into the right to receive the applicable per-share merger consideration as set forth in the Amended MDLY Merger Agreement, and that the per-share merger consideration payable to such Medley LLC Unitholders (other than MDLY) will have a per-share value less than the per-share value of the merger consideration payable pursuant to the Amended MDLY Merger Agreement to holders of shares of MDLY Class A Common Stock who are not Medley LLC Unitholders (other than MDLY) (“Other Shareholders”); and such Medley LLC Unitholders (other than MDLY) expressly waived any right they may otherwise have to receive the higher per-share merger consideration payable to the Other Shareholders;

•        the Medley LLC Unitholders (other than MDLY) released and forever discharged MDLY, Sierra and their respective predecessors, successors and assigns, and all of their respective officers, directors, shareholders, employees, agents, advisers and representatives of and from any and all liabilities, actions, suits, debts, accounts, obligations, covenants, claims and demands, in law or in equity, which the Medley LLC Unitholder (other than MDLY) ever had, now has, or may have, relating to, resulting from or arising out of the matters described in the previous bullet point;

•        the parties agreed to mutual releases with respect to the Exchange Agreement, the Tax Receivable Agreement and the Registration Rights Agreement; and

•        the Medley LLC Unitholders (other than MDLY) will make pro rata expense reimbursement payments to Sierra of $2,500,000 if (i) the Amended MCC Merger Agreement is terminated (A) pursuant to Section 9.1(f) or Section 9.1(g) thereof under circumstances where MCC is not obligated to pay Sierra the MCC Merger Termination Fee (other than as a result of Sierra being in material breach of its representations, warranties, covenants or agreements under the Amended MCC Merger Agreement at the time of termination), or (B) by MCC pursuant to Section 9.1(j) thereof, and (ii) the transactions contemplated by the Amended MDLY Merger Agreement are consummated. Sierra may set-off against the merger consideration payable to a Medley LLC Unitholder (other than MDLY) any amounts for which such Medley LLC Unitholder (other than MDLY) has agreed to reimburse Sierra and to the extent such Medley LLC Unitholder (other than MDLY) has not previously paid any such amount.

In addition, also in connection with the Amended MDLY Merger Agreement, parties to existing Unit Award Agreements relating to Medley Restricted Units entered into amendments of such agreements in order to reflect provisions in such agreements that are consistent with the treatment set forth in the Amended MDLY Merger Agreement.

ACCOUNTING TREATMENT

The following describes the accounting treatment for both the MDLY Merger and the MCC Merger. The MCC Merger is intended to qualify as tax-free reorganizations for U.S. federal income tax purposes under Section 368(a) of the Code. The MDLY Merger is anticipated to be a taxable transaction for U.S. federal income tax purposes.

The MDLY Merger

Sierra will account for its acquisition of MDLY as an investment at fair value on its statement of assets and liabilities, in accordance with ASC 946-320, “Financial Services — Investment Companies — Investments — Debt and Equity Securities.” Sierra will apply the guidance in ASC 946-810, “Financial Services — Investment Companies — Application of Consolidation Guidance,” in determining whether to consolidate an investee that is not an investment company. Consistent with the guidance in ASC 946-810, the Sierra/MDLY Company or the Combined Company, as applicable will not consolidate Merger Sub following only the MDLY Merger or both of the Mergers, as applicable, based on the fact that Merger Sub will not be an investment company and the initial determination that Merger Sub will not be providing substantially all of its services to the Sierra/MDLY Company (following the completion of the MDLY Merger but not the MCC Merger) or the Combined Company (following the completion of both of the Mergers), as applicable. Sierra will measure the purchase price at its transaction cost. Therefore, Sierra expects to measure the purchase price on the MDLY Merger Closing Date based on Sierra’s latest available NAV per share as of the MDLY Merger Closing Date multiplied by the number of shares to be issued to acquire all of the outstanding shares of MDLY Class A Common Stock, as well as the MDLY Cash Consideration given and transaction costs incurred.

Subsequent to the MDLY Merger, management will continue to evaluate whether Merger Sub provides substantially all of its services to the Sierra/MDLY Company or the Combined Company, as applicable, on an ongoing basis. As long as it is determined that Merger Sub is not providing substantially all of its services to the Sierra/MDLY Company or the Combined Company, as applicable, the Sierra/MDLY Company or the Combined Company, as applicable, expects to continue to account for its investment in Merger Sub at fair value with any changes in fair value recognized in net income and dividends received by the Sierra/MDLY Company or the Combined Company, as applicable, from Merger Sub recognized as dividend income on the ex-dividend date, to the extent they do not represent a return of capital. However, if management determines in the future that Merger Sub is providing substantially all of its services to the Sierra/MDLY Company or the Combined Company, as applicable, the Sierra/MDLY Company or the Combined Company, as applicable, may be required to consolidate Merger Sub in the future.

The MCC Merger

The MCC Merger will be accounted for in accordance with ASC 805, Business Combinations, which requires the determination of whether the transaction should be accounted for as a business combination or as an asset acquisition. Sierra will treat the MCC Merger as an asset acquisition, and Sierra will account for the asset acquisition by allocating the purchase price to the acquired assets and liabilities assumed based on their relative acquisition-date fair values. The transaction costs incurred in the MCC Merger are considered a component of the consideration transferred and, as such, will be capitalized as a component of the cost of the net assets acquired. Accounting for the MCC Merger as an asset acquisition will not give rise to any goodwill.

Under the Amended MCC Merger Agreement, MCC Stockholders will receive between 0.66 to 0.68 shares of Sierra Common Stock for each share of MCC Common Stock. In asset acquisition transactions in which the consideration given is not in the form of cash, the measurement of the consideration transferred is based on the fair value of the consideration given or the fair value of the net assets acquired, whichever is more clearly evident and, thus, a more reliable measure. As of the date of this Amended Joint Proxy Statement/Prospectus, management has determined that the fair value of the consideration given is more clearly evident and reliable. Therefore, Sierra expects to measure the consideration transferred at the MCC Merger Closing Date based on Sierra’s latest available NAV per share as of the MCC Merger Closing Date multiplied by the number of shares to be issued to acquire all of the outstanding shares of MCC. Management will continue to monitor for available information leading up to the MCC Merger that would indicate the fair value of the net assets acquired is more clearly evident and a more reliable measure than the fair value of the consideration given. The final determination of the fair value of the consideration transferred ultimately will be determined as of the MCC Merger Closing Date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Scope of Discussion

The following is a general discussion of the material U.S. federal income tax consequences of the Mergers to holders of MCC Common Stock and MDLY Class A Common Stock that exchange their shares of such common stock for the MCC Merger Consideration or MDLY Merger Consideration, as applicable, and certain material U.S. federal income tax considerations relating to Sierra’s qualification and taxation as a RIC and the ownership and disposition of Sierra Common Stock. This discussion does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed.

This discussion is based, and the tax opinions referred to in the following paragraphs will be based, on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in each case in effect as of the date of this Amended Joint Proxy Statement/Prospectus or the date of the tax opinion, as the case may be. These authorities may change or be subject to differing interpretations, and any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of MCC Common Stock, MDLY Class A Common Stock or Sierra Common Stock after the Mergers. No rulings have been or will be sought from the IRS regarding the matters discussed below, and the tax opinions of counsel to be received in connection with the Mergers will not be binding on the IRS or any court. There can be no assurance the IRS or a court will not take a contrary position to those discussed below or in the tax opinions, including regarding the tax consequences of the Mergers or any related transactions.

This discussion is limited to holders of MCC Common Stock, MDLY Class A Common Stock and Sierra Common Stock that hold their respective MCC Common Stock, MDLY Class A Common Stock or Sierra Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment) as of the date of this Amended Joint Proxy Statement/Prospectus. This discussion does not address all U.S. federal income tax consequences of the Mergers or other tax matters relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. This discussion does not address the tax consequences of a receipt of any Settlement Amount by a holder of MCC Common Stock. In addition, it does not address consequences relevant to a holder of MCC Common Stock, MDLY Class A Common Stock or Sierra Common Stock subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the U.S.;

•        persons subject to the alternative minimum tax;

•        persons holding common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies, and other financial institutions;

•        brokers, dealers or traders in securities;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        persons deemed to sell common stock under the constructive sale provisions of the Code;

•        an accrual-method taxpayer that is required to accelerate the recognition of any item of gross income with respect to common stock as a result of such income being recognized on an applicable financial statement;

•        persons who hold or receive common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•        tax-qualified retirement plans;

•        holders of MDLY Class B Common Stock; and

•        holders of Units who convert their Units (including Medley Restricted Units) for MDLY Class A Common Stock immediately before the MDLY Merger.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds MCC Common Stock, MDLY Class A Common Stock or Sierra Common Stock, the tax treatment of an investor in the entity will depend on the status of the investor, the activities of the entity and certain determinations made at the investor level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold MCC Common Stock, MDLY Class A Common Stock or Sierra Common Stock and the investors in such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS OF MCC COMMON STOCK, MDLY CLASS A COMMON STOCK OR SIERRA COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGERS, INCLUDING AN INVESTMENT IN SIERRA COMMON STOCK, ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of MCC Common Stock, MDLY Class A Common Stock or Sierra Common Stock that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the U.S.;

•        a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

A “non-U.S. holder” is any beneficial owner of MCC Common Stock, MDLY Class A Common Stock or Sierra Common Stock that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

As discussed previously in this Amended Joint Proxy Statement/Prospectus, upon completion of the Mergers, each share of MCC Common Stock and MDLY Class A Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time or the MDLY Merger Effective Time, as applicable, will be converted into the right to receive the MCC Merger Consideration or MDLY Merger Consideration, as applicable, including Sierra Common Stock.

Tax Consequences of the Mergers

Tax Consequences of the MCC Merger

In General. The parties intend for the MCC Merger to qualify as a tax-free reorganization for U.S. federal income tax purposes. Unless waived, it is a condition to each of MCC’s and Sierra’s obligations to complete the MCC Merger that they receive an opinion (the “MCC Merger Tax Opinion”) from Eversheds Sutherland (US) LLP or other acceptable counsel, dated the MCC Merger Closing Date, to the effect that the MCC Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The MCC Merger Tax Opinion will be based on U.S. federal income tax law in effect on the MCC Merger Closing Date, and on representation letters provided by MCC and Sierra and on customary factual assumptions. The MCC Merger Tax Opinion will not be binding on the IRS or any court.

If the MCC Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the MCC Merger can be summarized as follows:

•        No gain or loss will be recognized by either MCC or by Sierra reason of the MCC Merger.

•        Upon exchanging shares of MCC Common Stock for shares of Sierra Common Stock, a U.S. holder or non-U.S. holder of MCC Common Stock generally will not recognize gain or loss, except a holder will recognize gain or loss with respect to cash received instead of fractional shares of Sierra Common Stock (as discussed below).

•        The aggregate tax basis in the shares of Sierra Common Stock that a U.S. holder or non-U.S. holder of MCC Common Stock receives in the MCC Merger, including any fractional share interests deemed received and sold as described below, will equal such holder’s aggregate adjusted tax basis in the MCC Common Stock surrendered.

•        The holding period for shares of Sierra Common Stock that a U.S. holder or non-U.S. holder of MCC Common Stock receives in the MCC Merger (including a fractional share interest deemed received and sold as described below) will include such holder’s holding period for the shares of MCC Common Stock that the holder surrendered in the exchange.

Holders of MCC Common Stock should consult their own tax advisors to determine the U.S. federal, state, local, and foreign tax consequences of the MCC Merger in light of their own unique circumstances. In addition, holders of MCC Common Stock should consult their own tax advisors to determine the U.S. federal, state, local, and foreign tax consequences of the receipt of the Settlement Amount.

Cash Instead of a Fractional Share.    If a U.S. holder or non-U.S. holder of MCC Common Stock receives cash instead of a fractional share of Sierra Common Stock in the MCC Merger, such U.S. holder or non-U.S. holder will be treated as having received the fractional share of Sierra Common Stock pursuant to the MCC Merger and then as having sold that fractional share of Sierra Common Stock for cash. As a result, such U.S. holder or Non-U.S. holder of MCC Common Stock generally will recognize gain or loss equal to the difference between the amount of cash received and the holder’s basis in the fractional share of Sierra Common Stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the MCC Merger, the holding period for the shares (including the holding period of MCC Common Stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders of MCC Common Stock.    Gain recognized by a non-U.S. holder of MCC Common Stock upon the exchange of MCC Common Stock, including any deemed sale of a fractional share of Sierra Common Stock as a result of receiving cash in lieu of such fractional share, should not be subject to U.S. federal income tax unless:

•        the gain is effectively connected with a U.S. trade or business of such non-U.S. holder (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the U.S. to which such gain is attributable), in which case the non-U.S. holder generally should be subject to tax on such gain in the same manner as a U.S. holder and, if the non-U.S. holder is a foreign corporation, such corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty);

•        the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more in the taxable year of the MCC Merger and certain other requirements are met, in which case the non-U.S. holder generally should be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder, if any, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•        MCC (or Sierra with respect to any fractional share deemed sold pursuant to the MCC Merger) is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of the MCC Merger and (ii) the non-U.S. holder’s holding period in the MCC Common Stock (or Sierra Common Stock, if applicable) and the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of the outstanding MCC Common Stock (or Sierra Common Stock, if applicable) at any time during the applicable period. Although there can be no assurances in this regard, neither MCC nor Sierra believes that it is or was a USRPHC for U.S. federal income tax purposes.

Non-U.S. holders of MCC Common Stock should consult their tax advisors regarding the U.S. federal, state, local, and foreign tax consequences of MCC Merger in light of their own unique circumstances.

MCC Final Dividend.    If MCC declares and pays a Final MCC Dividend, such Final MCC Dividend will be taxable to U.S. holders of MCC Common Stock as ordinary income or long-term capital gain to the extent of MCC’s current and accumulated earnings and profits, whether paid in cash or reinvested in additional shares of MCC Common Stock. If the Final MCC Dividend exceeds MCC’s current and accumulated earnings and profits, such Final

MCC Dividend first will reduce a U.S. holder’s adjusted tax basis in such U.S holder’s MCC Common Stock and, after the adjusted tax basis is reduced to zero, will constitute capital gain to such U.S. holder.

To the extent the Final MCC Dividend constitutes a dividend attributable to MCC’s “investment company taxable income” (“ICTI”), which is generally its net ordinary taxable income plus its net realized short-term capital gains in excess of its net realized long-term capital losses, if any, non-U.S. holders of MCC Common Stock whose distributions are not effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment in the United States) will be subject to U.S. withholding tax at a 30% rate (subject to reduction or elimination pursuant to an applicable income tax treaty) unless an exception applies. No U.S. withholding tax will be imposed on the Final MCC Dividend to the extent such dividend is properly reported as “interest-related dividend” or “short-term capital gain dividend.” No assurance can be given that any portion of the Final MCC Dividend will be reported as an interest-related or short-term capital gain dividend. To the extent the Final MCC Dividend is properly reported as a capital gain dividend, non-U.S. holders of MCC Common Stock will not be subject to U.S. withholding tax and generally will not be subject to U.S. federal income tax except as discussed above under “— Non-U.S. Holders of MCC Common Stock.”

Holders of MCC Common Stock should consult their own tax advisors to determine the U.S. federal, state, local, and foreign tax consequences of the Final MCC Dividend in light of their own unique circumstances.

Tax Consequences of the MDLY Merger

In General. The parties anticipate that the MDLY Merger will be a taxable transaction. The parties have not requested, and it is not a condition of the MDLY Merger for the parties to receive, a tax opinion with respect to the MDLY Merger.

For U.S. federal income tax purposes, the MDLY Merger will be treated as if MDLY transfers its assets to the Merger Sub in exchange for shares of Sierra Common Stock and cash and MDLY distributes such Sierra Common Stock and cash to the holders of MDLY Class A Common Stock in liquidation of their MDLY Class A Common Stock. MDLY will recognize gain or loss as result of the deemed transfer of its assets to the Merger Sub equal to the value of Sierra Common Stock and cash deemed to be received less its basis in its assets.

U.S. Holders of MDLY Class A Common Stock. U.S. Holders of MDLY Class A Common Stock will recognize gain or loss on the deemed liquidation of their shares equal to the value of Sierra Common Stock received plus any cash received less their basis in their shares of MDLY Class A Common Stock. A holder of MDLY Class A Common Stock will have a basis in the shares of Sierra Common Stock received in the exchange equal to value of such shares and will have a holding period in such shares that begins the day after the effective date of the MDLY Merger.

The aggregate tax basis in the shares of Sierra Common Stock that a U.S. holder of MDLY Class A Common Stock receives in the MDLY Merger will equal the fair market value of such stock as of the MDLY Merger.

Gain recognized by a U.S. holder of MDLY Class A Common Stock generally will be treated as capital gain. Capital gain, if any, will be long-term capital gain or loss if, as of the effective date of the MDLY Merger, the holding period for the shares of MDLY Class A Common Stock is greater than one year. In some cases, if a holder actually or constructively owns Sierra Common Stock other than Sierra Common Stock received pursuant to the MDLY Merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend, and would be subject to the possible application of the extraordinary dividend provisions of the Code as discussed below under “— Tax Consequences of the Special Dividends.”

Holders of MDLY Class A Common Stock should consult their own tax advisors to determine the U.S. federal, state, local, and foreign tax consequences of the MDLY Merger in light of their own unique circumstances.

Non-U.S. Holders of MDLY Class A Common Stock.    Gain recognized by a non-U.S. holder of MDLY Class A Common Stock upon the exchange of MDLY Class A Common Stock should not be subject to U.S. federal income tax unless:

•        the gain is effectively connected with a U.S. trade or business of such non-U.S. holder of MDLY Class A Common Stock (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the U.S. to which such gain is attributable), in which case the non-U.S. holder generally should be subject to tax on such gain in the same manner as a U.S. holder and, if the non-U.S. holder is a foreign corporation, such corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty);

•        the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the MDLY Merger and certain other requirements are met, in which case the non-U.S. holder generally should be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder, if any, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•        MDLY (or Sierra with respect to any fractional share deemed sold pursuant to the MDLY Merger) is or has been a USRPHC for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of the MDLY Merger and (ii) the non-U.S. holder’s holding period in the MDLY Class A Common Stock (or Sierra Common Stock, if applicable) and the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of MDLY’s outstanding Class A Common Stock (or Sierra Common Stock, if applicable) at any time during the applicable period. Although there can be no assurances in this regard, neither MDLY nor Sierra believes that it is or was a USRPHC for U.S. federal income tax purposes.

Non-U.S. holders of MDLY Class A Common Stock should consult their own tax advisors to determine the U.S. federal, state, local, and foreign tax consequences of the MDLY Merger and the Special Dividends in light of their own unique circumstances.

Information Reporting and Backup Withholding

A U.S. holder of MCC Common Stock or MDLY Class A Common Stock may, under certain circumstances, be subject to backup withholding with respect to the MCC Merger Consideration received pursuant to the MCC Merger, the Final MCC Dividend, the MDLY Merger Consideration received pursuant to the MDLY Merger and the Special Dividends, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. federal income tax liability of a U.S. holder of MCC Common Stock or MDLY Class A Common Stock, provided the required information is timely furnished to the IRS.

A non-U.S. holder of MCC Common Stock or MDLY Class A Common Stock will be subject to information reporting and, in certain circumstances, backup withholding with respect to the MCC Merger Consideration received pursuant to the MCC Merger, the Final MCC Dividend, the MDLY Merger Consideration received pursuant to the MDLY Merger and the Special Dividends, unless such holder certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the holder is a United States person as defined under the Code) or such holder otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. federal income tax liability of a non-U.S. holder of MCC Common Stock or MDLY Class A Common Stock, provided the required information is timely furnished to the IRS.

FATCA

Withholding taxes may be imposed under FATCA on any dividends on Sierra Common Stock paid to a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”), unless (1) the FFI undertakes certain diligence and reporting obligations, (2) the NFFE either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (3) the FFI or NFFE otherwise qualifies for an exemption from these rules. If the payee is a FFI and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant FFIs and certain other account holders. FFIs located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

U.S. Federal Income Taxation of an Investment in Sierra Common Stock

Election to be Taxed as a RIC

As a BDC, Sierra has elected to be treated as a RIC under the Code. As a RIC, Sierra generally will not pay corporate-level U.S. federal income taxes on its income and net capital gains that it distributes to holders of Sierra Common Stock as dividends on a timely basis. Sierra will be subject to corporate-level U.S. federal income tax on any undistributed income and/or gains. To qualify as a RIC, Sierra must, among other things, meet certain source of income and asset diversification requirements (as described below). In addition, Sierra must distribute to holders of Sierra Common Stock for each taxable year an amount equal to at least 90% of its ICTI (the “Annual Distribution Requirement”).

Taxation as a RIC

If Sierra:

•        qualifies as a RIC; and

•        satisfies the Annual Distribution Requirement;

then Sierra will not be subject to U.S. federal income tax on the portion of its ICTI and net capital gain (generally, net realized long-term capital gain in excess of net realized short-term capital loss) Sierra distributes (or is deemed to distribute) to holders of Sierra Common Stock. Sierra will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to holders of Sierra Common Stock.

Sierra will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless Sierra distributes in a timely manner each calendar year an amount at least equal to the sum of (1) 98% of Sierra’s ordinary income for such calendar year, (2) 98.2% of Sierra’s capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income and gains recognized, but not distributed, in preceding years and on which Sierra did not pay corporate-level U.S. federal income tax (the “Excise Tax Requirement”). Sierra generally will endeavor in each taxable year to avoid any U.S. federal excise tax on its earnings.

If Sierra borrows money, it may be prevented by loan covenants from declaring and paying dividends in certain circumstances. In addition, Sierra generally is not permitted to make distributions to holders of Sierra Common Stock while Sierra’s debt obligations and senior securities are outstanding unless certain “asset coverage” tests or other financial covenants are met. Limits on Sierra’s payment of dividends may prevent Sierra from meeting the Annual Distribution Requirement, and may, therefore, jeopardize Sierra’s qualification for taxation as a RIC, or cause it to be subject to corporate-level U.S. federal income or U.S. federal excise tax on undistributed income and gains.

To qualify as a RIC for U.S. federal income tax purposes, Sierra generally must, among other things:

•        qualify to be treated as a BDC at all times during each taxable year;

•        derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or other income derived with respect to its business of investing in such stock or securities or (b) net income derived from an interest in a “qualified publicly traded partnership,” or “QPTP” (collectively, the “90% Income Test”); and

•        diversify its holdings so that at the end of each quarter of the taxable year:

•        at least 50% of the value of its assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs and other securities that, with respect to any issuer, do not represent more than 5% of the value of its assets or more than 10% of the outstanding voting securities of that issuer; and

•        no more than 25% of the value of its assets is invested in the securities, other than U.S. Government securities or securities of other RICs, of (i) one issuer, (ii) two or more issuers that are controlled, as determined under applicable tax rules, by Sierra and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more QPTPs (collectively, the “Diversification Tests”).

Sierra may be required to recognize taxable income in circumstances in which it does not receive cash, such as income from hedging or foreign currency transactions. For example, if Sierra holds debt obligations that are treated under applicable tax rules as having OID (such as debt instruments with PIK interest or, in certain cases, that have increasing interest rates or that are issued with warrants), Sierra must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by it in the same taxable year. Because any OID or other amounts accrued will be included in Sierra’s ICTI for the year of accrual, Sierra may be required to make a distribution to holders of Sierra Common Stock in order to satisfy the Annual Distribution Requirement, even though Sierra will not have received any corresponding cash amount.

Sierra’s ability to raise cash from other sources in order to satisfy the Annual Distribution Requirement may be limited by its status as a BDC and the requirements of the Investment Company Act, the covenants in loan documents and other agreements, and the other requirements of maintaining its qualification as a RIC. In addition, although Sierra is authorized to sell assets to satisfy the Annual Distribution Requirement and the Diversification Tests, Sierra’s ability to dispose of assets may be limited by (1) the illiquid nature of Sierra’s portfolio and (2) other requirements relating to Sierra’s status as a BDC or a RIC. If Sierra disposes of assets to satisfy the Annual Distribution Requirement and the Diversification Tests, Sierra may make such dispositions at times that, from an investment standpoint, are not advantageous. If Sierra is unable to raise cash from other sources or to dispose of assets to satisfy the Annual Distribution Requirement and the Diversification Tests, Sierra may fail to qualify as RIC, and therefore, become subject to corporate-level U.S. federal income tax.

Certain of Sierra’s investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (a) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (b) convert long-term capital gain (currently taxed at lower rates for non-corporate taxpayers) into higher taxed short-term capital gain or ordinary income, (c) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (d) adversely affect the time when a purchase or sale of stock or securities is deemed to occur or (e) adversely alter the characterization of certain complex financial transactions. Sierra will monitor its transactions and may make certain tax elections in order to mitigate the effects of these provisions; however, no assurance can be given that Sierra will be eligible for any such tax elections or that any elections Sierra makes will fully mitigate the effects of these provisions.

A portfolio company in which Sierra invests may face financial difficulty that requires Sierra to work-out, modify or otherwise restructure Sierra’s investment in the portfolio company. Any such restructuring could, depending on the specific terms of the restructuring, result in unusable capital losses and future non-cash income.

Gain or loss recognized by Sierra from warrants acquired by Sierra as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long Sierra held a particular warrant.

Sierra’s investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, Sierra’s yield on those securities would be decreased. Holders of Sierra Common Stock will generally not be entitled to claim a U.S. foreign tax credit or deduction with respect to non-U.S. taxes paid by Sierra.

If Sierra purchases shares in a “passive foreign investment company” (a “PFIC”), Sierra may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares, even if such income is distributed as a taxable dividend by Sierra to holders of Sierra Common Stock. Additional charges in the nature of interest may be imposed on Sierra in respect of deferred taxes arising from such distributions or gains. If Sierra invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, Sierra will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to Sierra. Alternatively, Sierra may elect to mark-to-market at the end of each taxable year Sierra Common Stock in such PFIC; in this case, Sierra will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Sierra’s ability to make either election will depend on factors beyond its control, and Sierra is subject to limitations which may limit the availability or benefit of these elections. Under either election, Sierra may be required to recognize in any year income in excess of Sierra’s distributions from PFICs and Sierra’s proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of determining whether Sierra satisfies the Excise Tax Requirement. In addition, the IRS and U.S. Treasury Department have issued proposed regulations that provide that the income inclusions from a QEF would not be good income for purposes of the 90%

Income Test except to the extent Sierra receives a cash distribution from such entity in the same year attributable to the included income. Sierra will carefully monitor its investments to avoid disqualification as a RIC.

Sierra’s functional currency is the U.S. dollar for U.S. federal income tax purposes. Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time Sierra accrues income, expenses or other liabilities denominated in a foreign currency and the time Sierra actually collects such income or pays such expenses or liabilities may be treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts, the disposition of debt denominated in a foreign currency and other financial transactions denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, may also be treated as ordinary income or loss.

Some of the income and fees that Sierra recognizes, such as management fees, may not be good income for purposes of the 90% Income Test. In order to ensure that such income and fees do not disqualify Sierra as a RIC for a failure to satisfy the 90% Income Test, Sierra may be required to recognize such income or fees through one or more entities treated as U.S. corporations for U.S. federal income tax purposes. While Sierra expects that recognizing income through such corporations will assist Sierra in satisfying the 90% Income Test, no assurance can be given that this structure will be respected for U.S. federal income tax purposes, which could result in such income not being treated as qualifying income for purposes of the 90% Income Test. If the amount of such income were too great and Sierra were otherwise unable to mitigate this effect, it could result in Sierra’s disqualification as a RIC. If, as Sierra expects, the structure is respected, such corporations will be required to pay corporate-level U.S. federal income tax on their earnings, which ultimately will reduce the yield on such income and fees.

If Sierra fails to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, and is not eligible for relief as described above, Sierra will be subject to corporate-level U.S. federal tax in that year on all of its taxable income, regardless of whether Sierra makes any distributions to holders of Sierra Common Stock. In that case, the amount available to be distributed to holders of Sierra Common Stock would be reduced by the amount of tax paid. In addition, none of its dividends would be eligible to be reported as capital gain dividends, interest-related dividends, or short-term capital gain dividends. In contrast, assuming Sierra qualifies as a RIC, Sierra’s corporate-level U.S. federal income tax should be substantially reduced or eliminated. See “Election to Be Taxed as a RIC” above and “Risk Factors — Risks Relating to Sierra — U.S. Federal Income Tax Risks — Sierra will be subject to corporate-level U.S. federal income tax if it is unable to qualify for the tax treatment applicable to RICs under Subchapter M of the Code or to satisfy RIC distribution requirements.”

If Sierra fails to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, and is not eligible for relief as described above, Sierra will be subject to corporate-level U.S. federal tax in that year on all of its taxable income, regardless of whether Sierra makes any distributions to holders of Sierra Common Stock. In that case, the amount available to be distributed to holders of Sierra Common Stock would be reduced by the amount of tax paid. In addition, none of its dividends would be eligible to be reported as capital gain dividends, interest-related dividends, or short-term capital gain dividends. In contrast, assuming Sierra qualifies as a RIC, Sierra’s corporate-level U.S. federal income tax should be substantially reduced or eliminated. See “Election to Be Taxed as a RIC” above and “Risk Factors — Risks Relating to Sierra’s Business — Sierra may be subject to additional corporate-level U.S. federal income taxes if it fails to maintain its status as a RIC.”

Taxation of Sierra Management, Inc.

Following the MDLY Merger, Sierra Management, Inc. is expected to be taxed as an ordinary C corporation. Consequently, it will be subject to corporate-level U.S. federal income tax on its net taxable income. Any distributions from Sierra Management, Inc. to Sierra will be treated as dividends to the extent of Sierra Management, Inc.’s current and accumulated earnings and profits. If Sierra qualifies as a RIC, distributions of such income by Sierra will generally be eligible to be treated as qualified dividend income (subject to holding period and other requirements) by U.S. holders of Sierra Common Stock as discussed below.

Net Operating Losses, Capital Loss Carryforwards and Unrealized Losses

For net capital losses realized in taxable years beginning on or after January 1, 2011, the excess of Sierra’s net short-term capital loss over its net long-term capital gain is treated as a short-term capital loss arising on the first day of Sierra’s next taxable year and the excess of Sierra’s net long-term capital loss over its net short-term capital gain is treated as a long-term capital loss arising on the first day of Sierra’s next taxable year. If future capital gain is offset by carried-forward capital losses, such future capital gain is not subject to corporate-level U.S. federal income tax, regardless of whether distributed to holders of Sierra Common Stock. A RIC cannot carry back or carry forward any net operating losses.

It is believed that transactions Sierra has undertaken, including the MCC Merger and MDLY Merger, have resulted in a limitation on Sierra’s ability to use both its own and MCC’s capital loss carryforwards and, potentially, to use unrealized capital losses inherent in the tax basis of Sierra’s own pre-acquisition assets and MCC’s assets Sierra acquired. These limitations, imposed by Section 383 of the Code and based on the principles of Section 382 of the Code, are imposed on an annual basis. Losses in excess of the limitation may be carried forward, subject to the overall eight-year limitation. The Section 382 limitation applied to Sierra’s and MCC’s losses generally will equal the product of the NAV of each corporation immediately prior to the MCC Merger, respectively, and the “long-term tax-exempt rate,” published by the IRS, in effect at such time. As of September 2018, the long-term tax-exempt rate was 2.32%. Additionally, under Section 384 of the Code, Sierra may also be prohibited from using MCC’s loss carryforwards and unrealized losses against any of Sierra’s unrealized gains at the time of the MCC Merger, to the extent such gains are realized within five years following the MCC Merger. Future transactions Sierra enters into may further limit its ability to utilize losses.

Taxation of U.S. Holder of Sierra Common Stock

Whether an investment in the shares of Sierra Common Stock is appropriate for a U.S. holder will depend upon that person’s particular circumstances. An investment in the shares of Sierra Common Stock by a U.S. holder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of Sierra Common Stock by taxable U.S. holders and not by U.S. holders that generally are exempt from U.S. federal income taxation. U.S. holders of Sierra Common Stock should consult their own tax advisors before investing in shares of Sierra Common Stock.

Distributions on Sierra Common Stock

Distributions by Sierra generally are taxable to U.S. holders as ordinary income or long-term capital gain. Distributions of Sierra’s ICTI will be taxable as ordinary income to U.S. holders to the extent of Sierra’s current and accumulated earnings and profits, whether paid in cash or reinvested in additional shares of Sierra Common Stock. Distributions of Sierra’s net capital gain (which generally is the excess of Sierra’s net long-term capital gain over its net short-term capital loss) properly reported by Sierra as “capital gain dividends” will be taxable to U.S. holders as long-term capital gains (which, under current law, are taxed at preferential rates in the case of individuals, trusts or estates). This is true regardless of U.S. holders’ holding periods for their Sierra Common Stock and regardless of whether the dividend is paid in cash or reinvested in additional Sierra Common Stock. Distributions in excess of Sierra’s earnings and profits first will reduce a U.S. holder’s adjusted tax basis in such holder’s Sierra Common Stock and, after the adjusted tax basis is reduced to zero, will constitute capital gain to such U.S. holder of Sierra Common Stock. Sierra has made distributions in excess of its earnings and profits and may continue to do so in the future. As a result, a U.S. holder of Sierra Common Stock will need to consider the effect of Sierra’s distributions on such U.S. holder’s adjusted tax basis in Sierra Common Stock in their individual circumstances.

A portion of Sierra’s ordinary income dividends, but not capital gain dividends, paid to corporate U.S. holders may, if certain conditions are met, qualify for the dividends-received deduction to the extent that Sierra has received dividends from certain corporations during the taxable year, but only to the extent such ordinary income dividends are treated as paid out of Sierra’s earnings and profits. Sierra expects only a small portion of its dividends to qualify for this deduction. Corporate U.S. holders of Sierra Common Stock should consult their own tax advisors in determining the application of these rules in their particular circumstances.

In general, “qualified dividend income” realized by non-corporate U.S. holders of Sierra Common Stock is taxable at the same rate as net capital gain. As long as certain requirements are met, Sierra’s dividends paid to non-corporate U.S. holders attributable to qualified dividend income may be treated by such U.S. holders as qualified dividend income, but only to the extent such ordinary income dividends are treated as paid out of Sierra’s earnings and profits. Generally, qualified dividend income is dividend income attributable to certain U.S. and foreign corporations, as long as certain holding period requirements are met. Sierra expects only a small portion of its dividends to qualify as qualified dividend income.

Although Sierra currently intends to distribute all of its net capital gain for each taxable year on a timely basis, Sierra may in the future decide to retain some or all of its net capital gain, and may designate the retained amount as a “deemed distribution.” In that case, among other consequences, Sierra will pay tax on the retained amount, each U.S.

holder of Sierra Common Stock will be required to include such holder’s share of the deemed distribution in income as if it had been actually distributed to the U.S. holder, and the U.S. holder will be entitled to claim a credit equal to such holder’s allocable share of the tax paid thereon by Sierra. The amount of the deemed distribution net of such tax will be added to the adjusted tax basis of a U.S. holder’s Sierra Common Stock. If the amount of tax that holders will be treated as having paid and for which they will receive a credit would exceed the tax they owe on the retained net capital gain, such excess generally may be claimed as a credit against other U.S. federal income tax obligations of a U.S. holder of Sierra Common Stock or may be refunded to the extent it exceeds the holder’s liability for U.S. federal income tax. A U.S. holder of Sierra Common Stock that is not subject to U.S. federal income tax or otherwise is not required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for its share of the taxes Sierra paid. In order to utilize the deemed distribution approach, Sierra must provide a written statement to holders of Sierra Common Stock designating the deemed distribution after the close of the relevant taxable year. Sierra cannot treat any of its ICTI as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of dividends paid deduction for that year, Sierra may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If Sierra makes such an election, the U.S. holder of Sierra Common Stock will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by Sierra in October, November or December of any calendar year, payable to holders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by U.S. holders of Sierra Common Stock on December 31 of the year in which the dividend was declared.

Sierra has the ability to declare a large portion of a dividend in shares of its stock. As long as a portion of such dividend is payable in cash at the election of holders of Sierra Common Stock and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. holders of Sierra Common Stock will be taxed on 100% of the fair market value of the dividend on the date the dividend is received in the same manner as a cash dividend, even though most of the dividend was paid in shares of Sierra stock, which may result in U.S. holders of Sierra Common Stock having to pay U.S. federal income tax on such dividends, even if no cash is received.

If investors purchase shares of Sierra Common Stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investors will be subject to U.S. federal income tax on the distribution even though it represents a return of their investment. Sierra has built-up or has the potential to build up large amounts of unrealized gain which, when realized and distributed, could have the effect of a taxable return of capital to holders of Sierra Common Stock.

Sale or Other Disposition of Sierra Common Stock

A U.S. holder of Sierra Common Stock generally will recognize taxable gain or loss if the U.S. holder of Sierra Common Stock sells or otherwise disposes of such holder’s shares of Sierra Common Stock. The amount of gain or loss will be measured by the difference between such holder’s adjusted tax basis in the stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. holder of Sierra Common Stock has held its shares for more than one year. Otherwise, such gain or loss will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of Sierra Common Stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of Sierra Common Stock may be disallowed if substantially identical stock or securities are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, U.S. holders of Sierra Common Stock that are individuals, trusts or estates are taxed at preferential rates on their net capital gain (generally, the excess of net long-term capital gain over net short-term capital loss for a taxable year, including long-term capital gain derived from an investment in Sierra Common Stock). Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. holders of Sierra Common Stock currently are subject to U.S. federal income tax on net capital gain at the same maximum rate that also applies to ordinary income. Non-corporate U.S. holders of Sierra Common Stock with net capital losses for a year (i.e., capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. holder of Sierra Common Stock in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. holders of Sierra Common Stock generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

Taxation of Non-U.S. holders of Sierra Common Stock

Whether an investment in shares of Sierra Common Stock is appropriate for a non-U.S. holder will depend upon that person’s particular circumstances. An investment in shares of Sierra Common Stock by a non-U.S. holder may have adverse tax consequences and, accordingly, may not be appropriate for a non-U.S. holder. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of Sierra Common Stock by a Non-U.S. holder. Non-U.S. holders of Sierra Common Stock should consult their own tax advisors before investing in Sierra Common Stock.

Distributions on Sierra Common Stock

Distributions of Sierra’s ICTI to non-U.S. holders of Sierra Common Stock will be subject to U.S. withholding tax at a rate of 30% (unless lowered or eliminated by an applicable income tax treaty) to the extent payable from Sierra’s current and accumulated earnings and profits unless an exception applies. In general, no U.S. withholding taxes will be imposed on dividends paid by Sierra to non-U.S. holders of Sierra Common Stock to the extent the dividends are properly reported by Sierra as “interest-related dividends” or “short-term capital gain dividends.” Under this exemption, interest-related dividends and short-term capital gain dividends generally represent distributions of net interest income or net short-term capital gain that would not have been subject to U.S. withholding tax at the source if they had been received directly by a non-U.S. holder of Sierra Common Stock, and that satisfy certain other requirements. No assurance can be given that Sierra will report any of its distributions as interest-related or short-term capital gain dividends.

If a distribution of Sierra’s ICTI to non-U.S. holders of Sierra Common Stock is effectively connected with a U.S. trade or business of the non-U.S. holder (and, if an income tax treaty applies, attributable to a permanent establishment in the U.S. of such non-U.S. holder), such distributions generally will be subject to U.S. federal income tax at the rates applicable to U.S. persons to the extent paid out of the Sierra’s current or accumulated earnings and profits. In that case, Sierra will not be required to withhold U.S. federal income tax if the non-U.S. holder of Sierra Common Stock complies with applicable certification and disclosure requirements. Special certification requirements apply to a non-U.S. holder of Sierra Common Stock that is a foreign trust and such entities are urged to consult their own tax advisors.

Actual or deemed distributions of Sierra’s net capital gain (which generally is the excess of Sierra’s net realized long-term capital gain over its net realized short-term capital loss) to a non-U.S. holder of Sierra Common Stock, and gains recognized by a non-U.S. holder of Sierra Common Stock upon the sale of Sierra Common Stock, will not be subject to withholding of U.S. federal income tax and generally will not be subject to U.S. federal income tax unless (a) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. holder of Sierra Common Stock (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) or (b) the non-U.S. holder of Sierra Common Stock is an individual, has been present in the U.S. for 183 days or more during the taxable year, and certain other conditions are satisfied.

For a corporate non-U.S. holder of Sierra Common Stock, distributions (both actual and deemed), and gains recognized upon the sale of Sierra Common Stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (unless lowered or eliminated by an applicable income tax treaty). Non-U.S. holders of Sierra Common Stock are encouraged to consult their own advisors as to the applicability of an income tax treaty in their individual circumstances.

If Sierra distributes its net capital gain in the form of deemed rather than actual distributions (which Sierra may do in the future), a non-U.S. holder of Sierra Common Stock will be entitled to a U.S. federal income tax credit or tax refund equal to the non-U.S. holder’s allocable share of the tax Sierra pays on the capital gain deemed to have been distributed. In order to obtain the refund, the non-U.S. holder of Sierra Common Stock must obtain a U.S. taxpayer identification number (if one has not been previously obtained) and file a U.S. federal income tax return even if the non-U.S. holder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

Sierra has the ability to declare a large portion of a dividend in shares of its stock. As long as a portion of such dividend is payable in cash at the election of holders of Sierra Common Stock and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, non-U.S. holders of Sierra Common Stock will be taxed on 100% of the fair market value of the dividend on the date the dividend is received in the same manner as a cash dividend (including the application of withholding tax rules described above), even though all or a portion of the dividend was paid in shares of Sierra Common Stock.

Information Reporting and Backup Withholding

Sierra or the applicable withholding agent will send to each U.S. holder of Sierra Common Stock, after the end of each calendar year, a notice reporting the amounts includible in such U.S. holder’s taxable income for such year as ordinary income, long-term capital gain, and qualified dividend income (if any). In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS.

Sierra (or the applicable withholding agent) may be required to withhold U.S. federal income tax from all distributions to any non-corporate U.S. holder of Sierra Common Stock (1) who fails to furnish Sierra with a correct taxpayer identification number or a certificate that such non-corporate U.S. holder is exempt from backup withholding or (2) with respect to whom the IRS notifies Sierra (or the applicable withholding agent) has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding is not an additional tax. Any amount withheld under backup withholding is allowed as a credit against the U.S. federal income tax liability of a U.S. holder of Sierra Common Stock and may entitle such holder to a refund, provided that proper information is timely provided to the IRS.

A non-U.S. holder of Sierra Common Stock who is otherwise subject to withholding of U.S. federal income tax may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. holder of Sierra Common Stock provides Sierra or the dividend paying agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder or otherwise establishes an exemption from backup withholding.

FATCA

Withholding taxes may be imposed under FATCA on any dividends on Sierra Common Stock if paid to an FFI or a NFFE, unless (1) the FFI undertakes certain diligence and reporting obligations, (2) the NFFE either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (3) the FFI or NFFE otherwise qualifies for an exemption from these rules. If the payee is a FFI and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant FFIs and certain other account holders. FFIs located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Reportable Transactions

Under U.S. Treasury regulations, if a holder of Sierra Common Stock recognizes a loss with respect to shares of $2 million or more for a non-corporate holder or $10 million or more for a corporate holder in any single taxable year (or a greater loss over a combination of years), the holder must file with the IRS a disclosure statement on Form 8886. Direct holders of certain portfolio securities in many cases are excepted from this reporting requirement, but under current guidance, holders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to holders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. Holders of Sierra Common Stock should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Failure to Qualify as a RIC

If Sierra were unable to qualify for treatment as a RIC, and relief were not available as discussed above, Sierra would be subject to tax on all of its taxable income at regular corporate rates. Sierra would not be able to deduct distributions to holders of Sierra Common Stock and would not be required to make distributions for tax purposes. Distributions generally would be taxable to holders of Sierra Common Stock as ordinary dividend income to the extent of Sierra’s current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. holders of Sierra Common Stock would be eligible for the dividends-received deduction. Distributions in excess of Sierra’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the holder’s tax basis, and any remaining distributions would be treated as a capital gain. If Sierra were to fail to meet the RIC requirements for more than two consecutive years and then sought to requalify as a RIC, Sierra would be subject to tax on any unrealized net built-in gains in the assets held by Sierra during the period in which Sierra failed to qualify as a RIC that are recognized within the subsequent 5 years, unless Sierra makes a special election to pay corporate-level U.S. federal income tax on such built-in gains at the time of its requalification as a RIC.

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in shares of Sierra Common Stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the U.S. federal income tax consequences of an investment in Sierra.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Under the Amended MDLY Merger Agreement, each share of MDLY Class A Common Stock, issued and outstanding immediately prior to the MDLY Merger Effective Time (other than Excluded MDLY Shares and any Dissenting Shares), held, immediately prior to the MDLY Merger Effective Time, by any person other than a Medley LLC Unitholder will be converted into the right to receive (i) 0.2668 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.96 per share. Prior to the MDLY Merger Effective Time, all outstanding Medley LLC Units (other than those held by MDLY and Non-Vesting Medley Restricted Units) will be converted into shares of MDLY Class A Common Stock and, in connection with the MDLY Merger, Non-Vesting Medley Restricted Units will be converted into Sierra RSUs such that, in the MDLY Merger, Sierra will acquire 100% of the outstanding equity of MDLY and Merger Sub will continue its existence as a wholly owned subsidiary of Sierra. In addition, in the MDLY Merger, each share of MDLY Class A Common Stock, issued and outstanding immediately prior to the MDLY Merger Effective Time (other than the Excluded MDLY Shares and any Dissenting Shares) held, immediately prior to the MDLY Merger Effective Time, by a Medley LLC Unitholder will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share. Each share of MDLY Class B Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time (other than any Dissenting Shares) will be canceled without consideration therefor. As a result, the total MDLY Cash Consideration of $83.7 million and approximately 6.7 million shares of Sierra Common Stock will be issued in exchange for approximately 30.8 million shares of MDLY Class A Common Stock. The unaudited pro forma condensed consolidated financial statements have been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of MDLY and Sierra, which are included elsewhere in this Amended Joint Proxy Statement/Prospectus. See “Index to Consolidated Financial Statements.”

Under the Amended MCC Merger Agreement, each share of MCC Common Stock (other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries) will be converted into the right to receive (i) 0.68 shares of Sierra Common Stock if the Plaintiff Attorney Fees are less than or equal to $10,000,000; (ii) 0.66 shares of Sierra Common Stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000; (iii) between 0.68 and 0.66 per share of Sierra Common Stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000; or (iv) 0.66 shares of Sierra Common Stock in the event the Plaintiff Attorney Fees are not determined prior to the MCC Merger Closing; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock. As a result, the MCC Merger Consideration will be in a range of approximately 37.0 to 36.0 million shares of Sierra Common Stock issued in exchange for approximately 54.5 million shares of MCC Common Stock.

Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger.

The unaudited pro forma condensed combined financial statements assume an MCC Exchange Ratio of 0.67, the mid-point of the MCC Exchange Ratio range, and have been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes thereto of both MCC and Sierra, which are included elsewhere in this Amended Joint Proxy Statement/Prospectus. See “Index to Consolidated Financial Statements.”

In connection with the MDLY Merger, Sierra will account for its acquisition of MDLY as an investment at fair value on its statement of assets and liabilities. As such, the unaudited pro forma condensed consolidated financial statements have been adjusted to reflect MDLY as an investment at its estimated transaction cost as of June 30, 2019, and do not reflect the historical statements of operations of MDLY for the six months ended June 30, 2019 or the twelve months ended December 31, 2018 or the historical consolidated balance sheet as of June 30, 2019. If the MDLY Merger is consummated and the MCC Merger is not consummated, the pro forma financial results are reflected in the Pro Forma Sierra/MDLY Company column on the pro forma condensed consolidated statement of assets as of June 30, 2019 and the pro forma condensed consolidated statement of operations for the six months ended June 30, 2019 and twelve months ended December 31, 2018.

In addition, the following unaudited pro forma condensed consolidated financial statements present the pro forma Combined Company with the combination of the historical financial statements of Sierra and MCC adjusted to give effect to the MDLY Merger and the MCC Merger with Sierra treated as the accounting acquirer. The unaudited pro forma condensed consolidated statements of operations for the twelve months ended December 31, 2018, and for the six months ended June 30, 2019, combine the historical statements of operations of Sierra and MCC, giving effect to the MDLY Merger and the MCC Merger and related transactions as if they had been consummated on January 1, 2018, the beginning of the earliest period presented in these financial statements. The unaudited pro forma condensed consolidated statement of assets and liabilities combines the historical balance sheets of Sierra and MCC as of June 30, 2019, giving effect to the MDLY Merger and the MCC Merger as if they had been consummated on June 30, 2019.

In connection with the Settlement, the defendant parties to the Settlement (other than MDLY) will deposit, or cause to be deposited, $17 million in cash and $30 million of Sierra Common Stock to the Settlement Fund, which will be distributed to the Eligible Class Members. The pro forma adjustments give effect to the satisfaction of such Settlement Fund liability.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and do not necessarily indicate the results of operations or the consolidated financial position that would have resulted had the MDLY Merger or the Mergers, as applicable, been completed at the beginning of the applicable period presented, nor the impact of any cost savings or other operational efficiencies that may be realized as a result of the MDLY Merger or the Mergers, as applicable. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed consolidated financial statements, the determination and allocation of the pro forma purchase price reflected in the unaudited pro forma condensed consolidated financial statements involves estimates, is subject to adjustment, and may vary significantly from the actual determination and allocation of purchase price that will be recorded upon completion of the MDLY Merger or the Mergers, as applicable. Additionally, the unaudited pro forma condensed consolidated financial statements do not include any estimates for net increases or decreases in net assets resulting from operations, portfolio investment acquisitions or dispositions, or other factors that may occur between June 30, 2019 and the completion of the MDLY Merger or the Mergers, as applicable.

Sierra, MCC, and MDLY cannot assure you that the MDLY Merger or the Mergers, as applicable, will be completed as scheduled, or at all. See “Description of the Amended MCC Merger Agreement” and “Description of the Amended MDLY Merger Agreement” for a description of the terms of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement , “Risk Factors — Risks Relating to the Mergers — There can be no assurances when or if the Mergers or the MDLY Merger will be completed” for a description of the risks associated with a failure to complete the Mergers or the MDLY Merger, “Risk Factors — Risks Relating to the Combined Company if Both of the Mergers are Consummated” for a description of the risks that the Combined Company may face if both of the Mergers are completed, and “Risk Factors — Risks Relating to the Sierra/MDLY Company if the MDLY Merger is Consummated and the MCC Merger is not Consummated” for a description of the risks that the Sierra/MDLY Company may face if the MDLY Merger is completed and the MCC Merger is not completed.

Sierra Income Corporation
Pro Forma Condensed Consolidated Statement of Assets and Liabilities
As of June 30, 2019
Unaudited
(In thousands, except share and per share data)

	Historical Sierra	Pro Forma Adjustments for MDLY Merger	Notes	Pro Forma Sierra/MDLY Company	Historical MCC	Pro Forma Adjustments for MCC Merger	Notes	Pro Forma Sierra/MDLY Company (Adjusted for MCC Merger)	To Reflect Satisfaction of MCC’s Settlement Fund Liability	Notes	Pro Forma Combined Company
ASSETS
Investments at fair value	$805,022	$135,425	3(A)	$940,447	$475,779	$13,457	4(A)	$1,429,683	$—		$1,429,683
Cash and cash equivalents	161,215	(67,032)	3(B)	94,183	49,444	(8,117)	4(B)	135,510	(17,000)	5(A)	118,510
Deferred transaction costs	11,281	(5,640)	3(C)	5,641	—	(5,641)	4(C)	—	—		—
Other assets	9,777	—		9,777	8,475	—		18,252	—		18,252
Total assets	$987,295	$62,753		$1,050,048	$533,698	$(301)		$1,583,445	$(17,000)		$1,566,445
LIABILITIES
Debt	$325,468	$20,000	3(D)	$345,468	$265,719	$(31,712)	4(D)	$579,475	$—		$579,475
Other liabilities	21,391	275	3(E)	21,666	19,900	46,999	4(E)	88,565	(47,000)	5(A)	41,565
Total liabilities	346,859	20,275		367,134	285,619	15,287		668,040	(47,000)		621,040
NET ASSETS	640,436	42,478		682,914	248,079	(15,588)	4(F)	915,405	30,000	(5B)	945,405
Total liabilities and net assets	$987,295	$62,753		$1,050,048	$533,698	$(301)		$1,583,445	$(17,000)		$1,566,445
Total common shares outstanding	100,462,586	6,731,208	3(F)	107,193,794	54,474,211	(17,976,490)	4(G)	143,691,515	4,709,576	5(C)	148,401,091
Net asset value per common share	$6.37			$6.37	$4.55			$6.37			$6.37

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Condensed Consolidated Statement of Operations
For the Six Months Ended June 30, 2019
Unaudited
(in thousands except share and per share data)

	Historical Sierra	Pro Forma Adjustments for MDLY Merger	Notes	Pro Forma Sierra/MDLY Company	Historical MCC	Pro Forma Adjustments for MCC Merger	Notes	Pro Forma Combined Company
INVESTMENT INCOME
Interest and dividend income	$41,253	$2,455	3(G)	$43,708	$22,109	$(1,426)	4(H)	$64,391
Fees and other income	3,564	—		3,564	1,872	—		5,436
Total investment income	44,817	2,455		47,272	23,981	(1,426)		69,827
EXPENSES
Interest and financing expenses	10,665	470	3(H)	11,135	12,732	2,212	4(I)	26,079
Base management fees	8,778	549	3(I)	9,327	5,773	(676)	4(J)	14,424
Other expenses	4,720	(442)	3(K)	4,278	19,893	(15,870)	4(L)	8,301
Total Expenses	24,163	577		24,740	38,398	(14,334)		48,804
Net investment income before excise tax	20,654	1,878		22,532	(14,417)	12,908		21,023
Excise tax expense	—	—		—	—	—		—
NET INVESTMENT INCOME	20,654	1,878		22,532	(14,417)	12,908		21,023
Net realized and unrealized loss on investments	(22,795)	—		(22,795)	(38,626)	—		(61,421)
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(2,141)	$1,878		$(263)	$(53,043)	$12,908		$(40,398)
Weighted average – basic and diluted earnings per common share	$(0.02)			$—	$(0.97)			$(0.27)
Weighted average – basic and diluted net investment income per common share	$0.21			$0.21	$(0.26)			$0.14
Weighted average common stock outstanding – basic and diluted	99,649,414	9,964,928	3(L)	109,614,342	54,474,211	(13,266,914)	4(M)	150,821,639
Distributions declared per common share	$0.32			N/A	$0.05			N/A

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Condensed Consolidated Statement of Operations
For the Twelve Months Ended December 31, 2018
Unaudited
(in thousands except share and per share data)

	Historical Sierra	Pro Forma Adjustments for MDLY Merger	Notes	Pro Forma Sierra/MDLY Company	Historical MCC	Pro Forma Adjustments for MCC Merger	Notes	Pro Forma Combined Company
INVESTMENT INCOME
Interest and dividend income	$93,294	$9,911	3(G)	$103,205	$56,931	$2,546	4(G)	$162,682
Fees and other income	3,878	—		3,878	3,461	—		7,339
Total investment income	97,172	9,911		107,083	60,392	2,546		170,021
EXPENSES
Interest and financing expenses	21,356	940	3(H)	22,296	27,168	3,465	4(H)	52,929
Base management fees	19,011	1,098	3(I)	20,109	13,841	(1,158)	4(I)	32,972
Incentive fees	—	2,757	3(J)	2,757	—	2,464	4(K)	5,221
Other expenses	10,076	(415)	3(K)	9,661	12,754	(7,004)	4(L)	15,411
Total Expenses	50,443	4,380		54,823	53,763	(2,233)		106,353
Management fee waiver	—	—		—	(380)	380	4(I)	—
Net investment income before excise tax	46,729	5,531		52,260	7,009	4,399		63,668
Excise tax expense	—	—		—	24	—		24
NET INVESTMENT INCOME	46,729	5,531		52,260	6,985	4,399		63,644
Net realized and unrealized loss on investments	(75,206)	—		(75,206)	(93,532)	—		(168,738)
Loss on extinguishment of debt	—	—		—	(2,510)	—		(2,510)
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(28,477)	$5,531		$(22,946)	$(89,057)	$4,399		$(107,604)
Weighted average – basic and diluted earnings per common share	$(0.29)			$(0.21)	$(1.63)			$(0.72)
Weighted average – basic and diluted net investment income per common share	$0.48			$0.49	$0.13			$0.43
Weighted average common stock outstanding – basic and diluted	97,404,685	9,964,927	3(L)	107,369,612	54,474,211	(13,266,914)	4(M)	148,576,909
Distributions declared per common share	$0.32			N/A	$0.46			N/A

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
AAAHI Acquisition Corporation(5)(14)	Transportation: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor	12/10/2023	7,003	7,003	6,930	—	—	—	—	7,003	7,003	6,930	0.7%
				7,003	7,003	6,930	—	—	—	—	7,003	7,003	6,930
Alpine SG, LLC	High Tech Industries	Senior Secured First Lien Delayed Draw Term Loan LIBOR + 5.500%, 1.000% Floor(5)(14)	11/16/2022	6,618	6,618	6,563	5,062	5,062	5,020	148	11,680	11,680	11,731	1.2%
		Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(5)(14)	11/16/2022	13,399	13,399	13,289	2,444	2,444	2,424	67	15,843	15,843	15,780	1.7%
				20,017	20,017	19,852	7,506	7,506	7,444	215	27,523	27,523	27,511
American Dental Partners, Inc.(14)	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor	9/25/2023	4,894	4,894	4,768	4,388	4,388	4,275	121	9,282	9,282	9,164	1.0%
				4,894	4,894	4,768	4,388	4,388	4,275	121	9,282	9,282	9,164
Amerijet Holdings, Inc.(14)	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor	7/15/2021	11,102	11,102	11,051	—	—	—	—	11,102	11,102	11,051	1.2%
				11,102	11,102	11,051	—	—	—	—	11,102	11,102	11,051
AMMC CLO 22, Limited Series 2018-22A(7)(8)(11)	Multi-Sector Holdings	Subordinated Notes 11.693% effective yield	4/25/2031	7,222	5,958	5,829	—	—	—	—	7,222	5,958	5,829	0.6%
				7,222	5,958	5,829	—	—	—	—	7,222	5,958	5,829
Answers Finance, LLC	High Tech Industries	Common Stock – 389,533 shares		—	5,427	1,188	—	—	—	—	—	5,427	1,188	0.1%
				—	5,427	1,188	—	—	—	—	—	5,427	1,188
Apidos CLO XXIV, Series 2016-24A(7)(8)(11)	Multi-Sector Holdings	Subordinated Notes 10.323% effective yield	7/20/2027	18,358	12,042	11,142	—	—	—	—	18,358	12,042	11,142	1.2%
				18,358	12,042	11,142	—	—	—	—	18,358	12,042	11,142
Autosplice, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)	6/17/2020	—	—	—	13,521	13,521	13,491	376	13,521	13,521	13,867	1.5%
				—	—	—	13,521	13,521	13,491	376	13,521	13,521	13,867

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Avantor, Inc.(8)	Wholesale	Common Stock – 1,867,356 shares		—	32,679	35,648	—	16,488	17,986	511	—	49,167	54,145	5.7%
				—	32,679	35,648	—	16,488	17,986	511	—	49,167	54,145
Aviation Technical Services, Inc.(5)	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor	3/31/2022	25,000	25,000	24,830	—	—	—	—	25,000	25,000	24,830	2.6%
				25,000	25,000	24,830	—	—	—	—	25,000	25,000	24,830
Barry’s Bootcamp Holdings, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(14)	7/14/2022	10,000	10,000	9,917	8,900	8,900	8,826	255	18,900	18,900	18,998	2.0%
		Revolving Credit Facility LIBOR + 6.000%, 1.000% Floor(14)	7/14/2022	5,600	5,600	5,553	4,400	4,400	4,363	121	10,000	10,000	10,037	1.1%
				15,600	15,600	15,470	13,300	13,300	13,189	376	28,900	28,900	29,035
Be Green Packaging, LLC	Containers, Packaging & Glass	Equity – 417 Common Units					—	416	—	—	—	416	—	—%
				—	—	—	—	416	—	—	—	416	—
Black Angus Steakhouses, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(5)(12)	4/24/2020	18,354	18,354	18,268	7,342	7,342	7,308	201	25,696	25,696	25,777	2.7%
		Revolving Credit Facility LIBOR + 9.000%, 1.000% Floor(5)(12)	4/24/2020	1,228	1,228	1,226	491	491	490	13	1,719	1,719	1,729	0.2%
				19,582	19,582	19,494	7,833	7,833	7,798	214	27,415	27,415	27,506
BRG Sports, Inc.(6)(12)(14)	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	6/15/2023	6,423	6,423	6,345	—	—	—	—	6,423	6,423	6,345	0.7%
				6,423	6,423	6,345	—	—	—	—	6,423	6,423	6,345
Brook & Whittle Holding Corp.	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor	10/17/2024	2,937	2,937	2,902	—	—	—	—	2,937	2,937	2,902	0.3%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 5.500%, 1.000% Floor	10/17/2024	691	691	683	—	—	—	—	691	691	683	0.1%
				3,628	3,628	3,585	—	—	—	—	3,628	3,628	3,585

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.500%	10/4/2024	6,900	6,887	6,831	—	—	—	—	6,900	6,887	6,831	0.7%
				6,900	6,887	6,831	—	—	—	—	6,900	6,887	6,831
CPI International, Inc.(14)	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor	7/28/2025	9,901	9,874	9,511	3,010	2,998	2,891	80	12,911	12,872	12,482	1.3%
				9,901	9,874	9,511	3,010	2,998	2,891	80	12,911	12,872	12,482
Crow Precision Components, LLC	Aerospace & Defense	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)	9/30/2019	—	—	—	12,490	12,490	12,490	349	12,490	12,490	12,839	1.4%
		Equity – 350 Common Units		—	—	—	—	700	659	13	—	700	672	0.1%
				—	—	—	12,490	13,190	13,149	362	12,490	13,190	13,511
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(6)(14)	12/1/2021	977	843	801	—	—	—	—	977	843	801	0.1%
		Senior Secured Second Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	12/1/2022	—	—	—	7,500	7,500	5,737	161	7,500	7,500	5,898	0.6%
				977	843	801	7,500	7,500	5,737	161	8,477	8,343	6,699
DataOnline Corp.(11)	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor	7/31/2025	9,925	9,925	9,831	15,880	15,880	15,729	444	25,805	25,805	26,004	2.8%
				9,925	9,925	9,831	15,880	15,880	15,729	444	25,805	25,805	26,004
Dermatologists of Southwestern Ohio, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(14)	4/20/2022	2,457	2,457	2,434	1,068	1,068	1,058	26	3,525	3,525	3,518	0.4%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 6.500%, 1.000% Floor(14)	4/20/2022	932	932	924	405	405	402	13	1,337	1,337	1,339	0.1%
				3,389	3,389	3,358	1,473	1,473	1,460	39	4,862	4,862	4,857
DirectBuy Home Improvement, Inc.	Retail	Subordinated notes LIBOR + 6.500%, 1.000% Floor(2)	6/20/2022	261	261	261	—	—	—	—	261	261	261	—%
		Common Stock – 191,678 shares		—	75	75	—	—	—	—	—	75	75	—%
				261	336	336	—	—	—	—	261	336	336

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Dream Finders Homes, LLC	Construction & Building	Senior Secured First Lien Term Loan B (10.00% Cash)	10/1/2019	—	—	—	1,860	1,860	1,860	53	1,860	1,860	1,913	0.2%
		Preferred Equity (8.00% PIK)		—	—	—	4,103	4,103	4,103	121	4,103	4,103	4,224	0.4%
				—	—	—	5,963	5,963	5,963	174	5,963	5,963	6,137
Dryden 38 Senior Loan Fund, Series 2015-38A(8)(11)	Multi-Sector Holdings	Subordinated Notes 12.092% effective yield	7/15/2027	7,000	4,781	4,691	—	—	—	—	7,000	4,781	4,691	0.5%
				7,000	4,781	4,691	—	—	—	—	7,000	4,781	4,691
Dryden 43 Senior Loan Fund, Series 2016-43A(8)(11)	Multi-Sector Holdings	Subordinated Notes 5.640% effective yield	7/20/2029	3,620	2,801	2,442	—	—	—	—	3,620	2,801	2,442	0.3%
				3,620	2,801	2,442	—	—	—	—	3,620	2,801	2,442
Dryden 49 Senior Loan Fund, Series 2017-49A(8)(11)	Multi-Sector Holdings	Subordinated Notes 7.275% effective yield	7/18/2030	17,233	14,212	12,515	—	—	—	—	17,233	14,212	12,515	1.3%
				17,233	14,212	12,515	—	—	—	—	17,233	14,212	12,515
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Senior secured first lien notes 12.000%(14)	2/23/2023	9,965	9,965	9,965	—	—	—	—	9,965	9,965	9,965	1.1%
		Preferred Equity – 2,491,250 units(14)		—	2,491	2,491	—	—	—	—	—	2,491	2,491	0.3%
				9,965	12,456	12,456	—	—	—	—	9,965	12,456	12,456
FKI Security Group, LLC(14)	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor	3/30/2020	11,000	11,000	10,689	11,000	11,000	10,689	296	22,000	22,000	21,674	2.3%
				11,000	11,000	10,689	11,000	11,000	10,689	296	22,000	22,000	21,674
Footprint Acquisition, LLC	Services: Business	Preferred Equity (8.75% PIK)		—	—	—	7,126	7,126	7,126	201	7,126	7,126	7,327	0.8%
		Equity – 150 Common Units		—	—	—	—	—	3,348	94	—	—	3,442	0.4%
				—	—	—	7,126	7,126	10,474	295	7,126	7,126	10,769
Freedom Powersports, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 10.00% Cash, 1.50% LIBOR Floor)	9/26/2019	—	—	—	9,820	9,820	9,820	282	9,820	9,820	10,102	1.1%
				—	—	—	9,820	9,820	9,820	282	9,820	9,820	10,102

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Friedrich Holdings, Inc(14) .	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor	2/7/2023	10,580	10,580	10,500	—	—	—	—	10,580	10,580	10,500	1.1%
				10,580	10,580	10,500	—	—	—	—	10,580	10,580	10,500
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 10.250%, 1.000% Floor	1/20/2022	10,000	10,000	8,147	—	—	—	—	10,000	10,000	8,147	0.9%
				10,000	10,000	8,147	—	—	—	—	10,000	10,000	8,147
Global Accessories Group, LLC	Consumer goods: Non-durable	Equity – 3.8% Membership Interest		—	—	—	—	151	151	—	—	151	151	—%
				—	—	—	—	151	151	—	—	151	151
Golden West Packaging Group LLC(14)	Forest Products & Paper	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor	6/20/2023	1,455	1,455	1,448	—	—	—	—	1,455	1,455	1,448	0.2%
				1,455	1,455	1,448	—	—	—	—	1,455	1,455	1,448
Heligear Acquisition Co.(6)	Aerospace & Defense	Senior secured first lien notes 10.250%	10/15/2019	15,000	15,000	14,613	20,000	20,000	19,484	551	35,000	35,000	34,648	3.7%
				15,000	15,000	14,613	20,000	20,000	19,484	551	35,000	35,000	34,648
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 9.000%,	5/29/2020	4,409	4,388	3,010	—	—	—	—	4,409	4,388	3,010	0.3%
				4,409	4,388	3,010	—	—	—	—	4,409	4,388	3,010
Hylan Datacom & Electrical LLC(14)	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor	7/25/2021	14,140	14,140	13,150	—	—	—	—	14,140	14,140	13,150	1.4%
				14,140	14,140	13,150	—	—	—	—	14,140	14,140	13,150
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor	7/20/2022	25,000	25,000	20,728	—	—	—	—	25,000	25,000	20,728	2.2%
				25,000	25,000	20,728	—	—	—	—	25,000	25,000	20,728
Impact Group, LLC(14)	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	6/27/2023	5,827	5,827	5,559	3,263	3,263	3,113	94	9,090	9,090	8,766	0.9%
		Senior Secured First Delayed Draw Term Loan LIBOR + 6.500%, 1.000% Floor		—	—	—	9,455	9,455	9,020	255	9,455	9,455	9,275	1.0%
				5,827	5,827	5,559	12,718	12,718	12,133	349	18,545	18,545	18,041

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Interflex Acquisition Company, LLC(14)	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor	8/18/2022	12,998	12,998	12,177	13,447	13,447	12,597	349	26,445	26,445	25,123	2.7%
				12,998	12,998	12,177	13,447	13,447	12,597	349	26,445	26,445	25,123
Iqor US Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor	4/1/2021	14,309	13,473	13,915	—	—	—	—	14,309	13,473	13,915	1.5%
				14,309	13,473	13,915	—	—	—	—	14,309	13,473	13,915
Isagenix International, LLC(14)	Wholesale	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor	6/16/2025	1,900	1,891	1,489	—	—	—	—	1,900	1,891	1,489	0.2%
				1,900	1,891	1,489	—	—	—	—	1,900	1,891	1,489
Isola USA Corp.	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK	1/2/2023	9,686	7,187	6,800	—	—	—	—	9,686	7,187	6,800	0.7%
		Common Units – 10,283,782 units		—	—	—	—	—	—	—	—	—	—	—%
				9,686	7,187	6,800	—	—	—	—	9,686	7,187	6,800
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(14)	5/1/2024	1,812	1,744	1,715	—	—	—	—	1,812	1,744	1,715	0.2%
		Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(14)	5/1/2025	7,000	6,896	6,620	—	—	—	—	7,000	6,896	6,620	0.7%
				8,812	8,640	8,335	—	—	—	—	8,812	8,640	8,335
L&S Plumbing Partnership, Ltd.(14)	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor	2/15/2022	10,283	10,283	10,283	6,170	6,170	6,170	174	16,453	16,453	16,627	1.8%
				10,283	10,283	10,283	6,170	6,170	6,170	174	16,453	16,453	16,627
Lighting Science Group Corporation	Containers, Packaging & Glass	Warrants – 1.01% of Outstanding Equity(12)	2/19/2024	—	—	—	—	956	—	—	—	956	—	—%
				—	—	—	—	956	—	—	—	956	—
Magnetite XIX, Limited	Multi-Sector Holdings	Subordinated Notes LIBOR + 7.610%(6)(7)(11)(14)	7/17/2030	2,000	1,875	1,832	—	—	—	—	2,000	1,875	1,832	0.2%
		Subordinated Notes 5.254% effective yield 8)(6)(7)(11)(14)	7/17/2030	13,730	11,073	9,294	—	—	—	—	13,730	11,073	9,294	1.0%
				15,730	12,948	11,126	—	—	—	—	15,730	12,948	11,126

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Manna Pro Products, LLC	Consumer Goods: Non-durable	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(5)(14)	12/8/2023	4,104	4,104	3,902	5,412	5,412	5,146	148	9,516	9,516	9,196	1.0%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 6.000%, 1.000% Floor(5)(14)	12/8/2023	833	833	792	1,099	1,099	1,045	26	1,932	1,932	1,863	0.2%
				4,937	4,937	4,694	6,511	6,511	6,191	174	11,448	11,448	11,059
Midwest Physician Administrative Services, LLC	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 7.000%, 0.750% Floor	8/15/2025	1,950	1,875	1,901	—	—	—	—	1,950	1,875	1,901	0.2%
				1,950	1,875	1,901	—	—	—	—	1,950	1,875	1,901
Novetta Solutions, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor	10/16/2023	11,000	10,932	10,457	—	—	—	—	11,000	10,932	10,457	1.1%
				11,000	10,932	10,457	—	—	—	—	11,000	10,932	10,457
Offen Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor	6/21/2026	2,938	2,909	2,909	—	—	—	—	2,938	2,909	2,909	0.3%
				2,938	2,909	2,909	—	—	—	—	2,938	2,909	2,909
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(14)	8/21/2023	9,000	9,000	8,937	—	—	—	—	9,000	9,000	8,937	0.9%
				9,000	9,000	8,937	—	—	—	—	9,000	9,000	8,937
Point.360	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00% PIK)(2)	7/8/2020	—	—	—	2,509	2,104	578	13	2,509	2,104	591	0.1%
				—	—	—	2,509	2,104	578	13	2,509	2,104	591
Polymer Solutions Group Holdings, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(14)	6/30/2021	2,433	2,433	2,426	—	—	—	—	2,433	2,433	2,426	0.3%
				2,433	2,433	2,426	—	—	—	—	2,433	2,433	2,426
Press Ganey Holdings, Inc	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	10/21/2024	2,843	2,883	2,832	—	—	—	—	2,843	2,883	2,832	0.3%
				2,843	2,883	2,832	—	—	—	—	2,843	2,883	2,832

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Project Silverback Holdings Corp.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 3.500%, 1.000% Floor	8/21/2024	4,913	4,306	4,274	—	—	—	—	4,913	4,306	4,274	0.5%
				4,913	4,306	4,274	—	—	—	—	4,913	4,306	4,274
Proppants Holdings, LLC	Energy: Oil & Gas	Common Units – 161,852 units		—	874	874	—	—	—	—	—	874	874	0.1%
		Common Units – 161,852 units		—	9	8	—	—	—	—	—	9	8	—%
				—	883	882	—	—	—	—	—	883	882
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	11/30/2023	7,921	7,408	7,405	—	—	—	—	7,921	7,408	7,405	0.8%
		Membership Units – 1.441 units		—	—	—	—	—	—	—	—	—	—	—%
				7,921	7,408	7,405	—	—	—	—	7,921	7,408	7,405
RateGain Technologies, Inc.	Hotel, Gaming & Leisure	Subordinated Notes(8)	7/31/2020	476	476	476	762	762	762	27	1,238	1,238	1,265	0.1%
		Subordinated Notes(8)	7/31/2021	476	476	476	762	762	762	27	1,238	1,238	1,265	0.1%
				952	952	952	1,524	1,524	1,524	54	2,476	2,476	2,530
Redwood Services Group, LLC(5)(14)	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor	6/6/2023	19,969	19,969	19,780	—	—	—	—	19,969	19,969	19,780	2.1%
		Revolving Credit Facility LIBOR + 6.000%, 1.000% Floor	6/6/2023	1,438	1,438	1,414	875	875	860	27	2,313	2,313	2,301	0.2%
				21,407	21,407	21,194	875	875	860	27	22,282	22,282	22,081
Resolute Investment Managers, Inc.(14)	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 7.500%, 1.000% Floor(14)	4/30/2023	7,950	7,910	7,899	—	—	—	—	7,950	7,910	7,899	0.8%
				7,950	7,910	7,899	—	—	—	—	7,950	7,910	7,899
Rhombus Cinema Holdings, LP	Media: Diversified & Production	Preferred Equity 10.000% – 7,449 shares(14)		—	4,584	4,067	—	—	—	—	—	4,584	4,067	0.4%
		Common Units – 3,163 units(11)		—	3,163	—	—	—	—	—	—	3,163	—	—%
				—	7,747	4,067	—	—	—	—	—	7,747	4,067

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
RMS Holding Company, LLC(5)	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(14)	11/16/2022	18,180	18,180	18,020	—	—	—	—	18,180	18,180	18,020	1.9%
		Revolving Credit Facility LIBOR + 6.000%, 1.000% Floor(14)	11/16/2022	2,322	2,322	2,288	1,974	1,974	1,944	53	4,296	4,296	4,285	0.5%
				20,502	20,502	20,308	1,974	1,974	1,944	53	22,476	22,476	22,305
SavATree, LLC	Environmental Industries	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(14)	6/2/2022	4,356	4,356	4,356	—	—	—	—	4,356	4,356	4,356	0.5%
				4,356	4,356	4,356	—	—	—	—	4,356	4,356	4,356
Sendero Drilling Company, LLC	Energy: Oil & Gas	Unsecured Debt (8.00% Cash)	8/31/2019	—	—	—	850	850	850	27	850	850	877	0.1%
				—	—	—	850	850	850	27	850	850	877
Seotowncenter, Inc.	Services: Business	Equity – 3,434,169.6 Common Units		—	—	—	—	566	1,236	40	—	566	1,276	0.1%
				—	—	—	—	566	1,236	40	—	566	1,276
SFP Holding, Inc.(14)	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor	9/1/2022	9,225	9,225	9,132	4,833	4,833	4,785	134	14,058	14,058	14,051	1.5%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 6.250%, 1.000% Floor	9/1/2022	850	850	850	1,876	1,876	1,857	53	2,726	2,726	2,760	0.3%
		Equity – 0.94% of outstanding equity		—	657	657	—	986	986	26	—	1,643	1,669	0.2%
				10,075	10,732	10,639	6,709	7,695	7,628	213	16,784	18,427	18,480
Shift4 Payments, LLC(14)	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor	11/28/2025	9,950	9,870	9,605	—	—	—	—	9,950	9,870	9,605	1.0%
				9,950	9,870	9,605	—	—	—	—	9,950	9,870	9,605
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(2)(14)	7/31/2020	21,867	21,495	—	7,434	7,240	—	—	29,301	28,735	—	—%
				21,867	21,495	—	7,434	7,240	—	—	29,301	28,735	—

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Simplified Logistics, LLC(14)	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	2/28/2022	18,575	18,575	18,575	—	—	—	—	18,575	18,575	18,575	2.0%
				18,575	18,575	18,575	—	—	—	—	18,575	18,575	18,575
SMART Financial Operations, LLC(14)	Retail	Preferred Equity – 1,000,000 units		—	1,000	770	—	700	539	13	—	1,700	1,322	0.1%
				—	1,000	770	—	700	539	13	—	1,700	1,322
Smile Doctors LLC(14)	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor	10/6/2022	8,292	8,292	8,052	—	—	—	—	8,292	8,292	8,052	0.9%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 5.750%, 1.000% Floor	10/6/2022	3,310	3,310	3,146	—	—	—	—	3,310	3,310	3,146	0.3%
				11,602	11,602	11,198	—	—	—	—	11,602	11,602	11,198
Sound Point CLO XX, Ltd.(7)(8)(11)(14)	Multi-Sector Holdings	Subordinated Notes 13.937% effective yield	7/26/2031	4,489	4,060	4,103	—	—	—	—	4,489	4,060	4,103	0.4%
				4,489	4,060	4,103	—	—	—	—	4,489	4,060	4,103
Southwest Dealer Services, Inc.(14)	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor	6/2/2022	4,598	4,598	4,515	—	—	—	—	4,598	4,598	4,515	0.5%
				4,598	4,598	4,515	—	—	—	—	4,598	4,598	4,515
Stancor, Inc.	Services: Business	Equity – 263,814.43 Class A Units		—	—	—	—	264	274	13	—	264	287	—%
				—	—	—	—	264	274	13	—	264	287
Starfish Holdco LLC(14)	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor	8/18/2025	4,000	3,953	3,995	2,000	1,975	1,998	53	6,000	5,928	6,046	0.6%
				4,000	3,953	3,995	2,000	1,975	1,998	53	6,000	5,928	6,046
Sungard AS New Holdings, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor, 2.500% PIK	2/3/2022	4,934	4,934	4,934	—	—	—	—	4,934	4,934	4,934	0.5%
		Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor	2/3/2022	715	694	715	—	—	—	—	715	694	715	0.1%
		Membership units – 73,135 units		—	2,163	2,163	—	—	—	—	—	2,163	2,163	0.2%
				5,649	7,791	7,812	—	—	—	—	5,649	7,791	7,812

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Team Car Care, LLC(14)	Automotive	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor	2/23/2023	14,286	14,286	14,004	—	—	—	—	14,286	14,286	14,004	1.5%
				14,286	14,286	14,004	—	—	—	—	14,286	14,286	14,004
Techniplas, LLC(11)	Automotive	Senior Secured First Lien Notes 10.000%	5/1/2020	6,000	6,000	5,528	—	—	—	—	6,000	6,000	5,528	0.6%
				6,000	6,000	5,528	—	—	—	—	6,000	6,000	5,528
Tensar Corporation	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor	7/9/2021	6,900	6,744	6,491	—	—	—	—	6,900	6,744	6,491	0.7%
				6,900	6,744	6,491	—	—	—	—	6,900	6,744	6,491
The Imagine Group LLC(14)	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor	6/21/2023	8,950	8,860	6,749	3,000	2,967	2,262	67	11,950	11,827	9,078	1.0%
				8,950	8,860	6,749	3,000	2,967	2,262	67	11,950	11,827	9,078
The Octave Music Group, Inc.(14)	Media: Diversified & Production	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor	5/27/2022	6,532	6,532	6,457	—	—	—	—	6,532	6,532	6,457	0.7%
				6,532	6,532	6,457	—	—	—	—	6,532	6,532	6,457
Trans-Fast Remittance LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)	12/2/2021	—	—	—	3,568	3,568	3,539	94	3,568	3,568	3,633	0.4%
		Revolving Credit Facility (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)	12/2/2021	—	—	—	1,875	1,875	1,860	53	1,875	1,875	1,913	0.2%
				—	—	—	5,443	5,443	5,399	147	5,443	5,443	5,546
True Religion Apparel, Inc.	Retail	Senior Secured First Lien Term Loan 10.000%	10/27/2022	181	140	—	—	—	—	—	181	140	—	—%
		Common Stock – 2,448 shares		—	—	—	—	—	—	—	—	—	—	—%
		Warrants – 1,122 warrants		—	—	—	—	—	—	—	—	—	—	—%
				181	140	—	—	—	—	—	181	140	—

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Velocity Pooling Vehicle, LLC(14)	Automotive	Senior Secured First Lien Term Loan LIBOR + 11.000%, 1.000% Floor	4/28/2023	742	690	651	864	799	758	27	1,606	1,489	1,436	0.2%
		Common units – 4,676 units		—	260	260	—	302	302	13	—	562	575	0.1%
		Warrants – 5,591 warrants	3/30/2028	—	311	311	—	362	362	13	—	673	686	0.1%
				742	1,261	1,222	864	1,463	1,422	53	1,606	2,724	2,697
Vertafore, Inc.(14)	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor	7/2/2026	9,950	9,809	9,664	—	—	—	—	9,950	9,809	9,664	1.0%
				9,950	9,809	9,664	—	—	—	—	9,950	9,809	9,664
VOYA CLO 2016-2, LTD.(6)(7)(11)(14)	Multi-Sector Holdings	Subordinated Notes 2.413% effective yield	7/19/2028	11,088	8,533	6,870	—	—	—	—	11,088	8,533	6,870	0.7%
				11,088	8,533	6,870	—	—	—	—	11,088	8,533	6,870
VOYA CLO 2015-2, LTD.(6)(7)(11)(14)	Multi-Sector Holdings	Subordinated Notes 13.904% effective yield	7/19/2028	10,736	6,993	7,111	—	—	—	—	10,736	6,993	7,111	0.8%
				10,736	6,993	7,111	—	—	—	—	10,736	6,993	7,111
Walker Edison Furniture Company LLC(14)	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	9/26/2024	14,813	14,813	14,813	3,635	3,635	3,635	107	18,448	18,448	18,555	2.0%
		Common units – 2,000 units		—	2,000	3,000	—	1,500	2,250	67	—	3,500	5,317	0.6%
				14,813	16,813	17,813	3,635	5,135	5,885	174	18,448	21,948	23,872
Watermill-QMC Holdings, Corp.(8)(11)(14)	Automotive	Equity – 2.3% partnership interest		—	902	316	—	518	181	—	—	1,420	497	0.1%
				—	902	316	—	518	181	—	—	1,420	497
YRC Worldwide Inc.(11)	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(6)(7)	7/26/2022	5,641	5,528	5,540	—	—	—	—	5,641	5,528	5,540	0.6%
				5,641	5,528	5,540	—	—	—	—	5,641	5,528	5,540
Total non-controlled/non-affiliated investments					696,186	645,343		239,648	229,401	6,490		935,834	881,234	93.2%

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Controlled/affiliated investments(3)
1888 Industrial Services, LLC(5)	Energy: Oil & Gas	Revolving Credit Facility LIBOR + 5.000%, 1.000% Floor	9/30/2021	1,195	1,195	1,195	3,414	3,414	3,414	94	4,609	4,609	4,703	0.5%
		Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor	9/30/2021	3,144	3,144	3,144	8,984	8,984	8,984	255	12,128	12,128	12,383	1.3%
		Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor, PIK(2)	9/30/2021	7,816	7,024	3,908	22,331	19,469	11,165	309	30,147	26,493	15,382	1.6%
		Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor	6/30/2021	402	402	402	1,148	1,148	1,148	27	1,550	1,550	1,577	0.2%
		Units – 7,546.76 units		—	—	—	—	—	—	—	—	—	—	—%
				12,557	11,765	8,649	35,877	33,015	24,711	685	48,434	44,780	34,045
Access Media Holdings, LLC(2)(5)	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan 10.000% PIK(2)	7/22/2020	8,561	7,458	4,816	9,784	8,446	5,504	161	18,345	15,904	10,481	1.1%
		Common Stock – 14 units		—	—	—	—	—	—	—	—	—	—	—%
		Preferred Equity – 1,400,000 units		—	1,400	—	1,600	1,600	—	—	1,600	3,000	—	—%
		Preferred Equity – 700,000 units		—	700	—	800	800	—	—	800	1,500	—	—%
		Preferred Equity – 849,800 units		—	850	(88)	971	971	(101)	—	971	1,821	(189)	—%
				8,561	10,408	4,728	13,155	11,817	5,403	161	21,716	22,225	10,292
Brantley Transportation LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan 12.00% PIK(2)	8/2/2017	—	—	—	14,041	9,000	1,654	40	14,041	9,000	1,694	0.2%
		Senior Secured First Lien Delayed Draw LIBOR + 5.00% Cash, 1.00% LIBOR Floor	8/2/2017	—	—	—	503	503	503	13	503	503	516	0.1%
		Equity – 7.5 Common Units		—	—	—	—	—	—	—	—	—	—	—%
				—	—	—	14,544	9,503	2,157	53	14,544	9,503	2,210
Caddo Investors Holdings 1 LLC(11)	Forest Products & Paper	Equity – 12.250% LLC Interest		—	4,973	5,445	—	2,521	2,759	80	—	7,494	8,284	0.9%
				—	4,973	5,445	—	2,521	2,759	80	—	7,494	8,284

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Capstone Nutrition, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(2)	9/25/2020	25,407	15,652	3,455	33,875	20,847	4,607	134	59,282	36,499	8,196	0.9%
		Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(2)	9/25/2020	11,425	7,269	1,554	15,234	9,687	2,072	53	26,659	16,956	3,679	0.4%
		Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK	9/25/2020	2,908	2,908	2,908	3,877	3,877	3,877	107	6,785	6,785	6,892	0.7%
		Common Stock – 2,197.8 shares		—	—	—	—	—	—	—	—	—	—	—%
		Common Stock – 3,498.5 shares		—	—	—	—	—	—	—	—	—	—	—%
		Common Stock – 7,068.3 shares		—	300	—	—	400	—	—	—	700	—	—%
				39,740	26,129	7,917	52,986	34,811	10,556	294	92,726	60,940	18,767
Charming Charlie LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(2)	4/24/2023	3,304	3,121	—	—	—	—	—	3,304	3,121	—	—%
		Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor	4/24/2023	4,058	2,840	—	—	—	—	—	4,058	2,840	—	—%
		Senior Secured First Lien Term Loan 20.000%	5/15/2019	183	183	—	—	—	—	—	183	183	—	—%
		Common Stock – 34,923,249 shares		—	—	—	—	—	—	—	—	—	—	—%
				7,545	6,144	—	—	—	—	—	7,545	6,144	—
Dynamic Energy Services International LLC(5)	Energy: Oil & Gas	Revolving Credit Facility 12.000%	6/30/2019	937	937	937	1,780	1,780	1,780	53	2,717	2,717	2,770	0.3%
		Senior Secured First Lien Term Loan 13.500% PIK(2)	12/31/2021	5,624	4,449	639	10,686	7,825	1,215	40	16,310	12,274	1,894	0.2%
				6,561	5,386	1,576	12,466	9,605	2,995	93	19,027	14,991	4,664
JFL-WCS Partners, LLC	Environmental Industries	Preferred Units – 618,876 6.000%, PIK(8)(11)(14)		—	619	619	1,236	1,236	1,236	40	1,236	1,855	1,895	0.2%
		Common Units – 196,352 units(8)(11)(14)		—	69	1,462	—	130	2,755	80	—	199	4,297	0.5%
				—	688	2,081	1,236	1,366	3,991	120	1,236	2,054	6,192

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
JFL-NGS Partners, LLC	Construction & Building	Preferred Equity – A-2 Preferred (3.00% PIK)		—	—	—	32,413	32,413	32,413	915	32,413	32,413	33,328	3.5%
		Preferred Equity – A-1 Preferred (3.00% PIK)		—	—	—	4,194	4,194	4,194	121	4,194	4,194	4,315	0.5%
		Equity – 57,300 Class B Units		—	—	—	—	57	19,096	538	—	57	19,634	2.1%
				—	—	—	36,607	36,664	55,703	1,574	36,607	36,664	57,277
Kemmerer Operations, LLC(5)	Metals & Mining	Senior Secured First Lien Term Loan 15.000% PIK	6/21/2023	1,695	1,695	1,695	1,695	1,695	1,695	53	3,390	3,390	3,443	0.4%
		Senior Secured First Lien Delayed Draw Term Loan 15.000% PIK	6/21/2023	678	678	678	678	678	678	13	1,356	1,356	1,369	0.1%
		Common Units – 6.7797 units		—	963	963	—	963	963	26	—	1,926	1,952	0.2%
				2,373	3,336	3,336	2,373	3,336	3,336	92	4,746	6,672	6,764
MCC Senior Loan Strategy JV I LLC(11)	Multisector Holdings	Equity – 87.5% ownership of MCC Senior Loan Strategy JV I LLC		—	—	—	—	78,575	72,823	2,058	—	78,575	74,881	7.9%
				—	—	—	—	78,575	72,823	2,058	—	78,575	74,881
MCM 500 East Pratt Holdings, LLC	Banking, Finance, Insurance & Real Estate	Equity – 5,000,000 units		—	5,000	5,000	—	—	—	—	—	5,000	5,000	0.5%
				—	5,000	5,000	—	—	—	—	—	5,000	5,000
MCM Capital Office Park Holdings LLC	Banking, Finance, Insurance & Real Estate	Equity – 7,500,000 units		—	7,500	10,838	—	—	—	—	—	7,500	10,838	1.1%
				—	7,500	10,838	—	—	—	—	—	7,500	10,838
NVTN LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 4.00% Cash, 1.00% LIBOR Floor	11/9/2020	—	—	—	4,256	4,256	4,256	121	4,256	4,256	4,377	0.5%
		Senior Secured First Lien Term Loan B LIBOR + 9.25% PIK, 1.00% LIBOR Floor(2)	11/9/2020	—	—	—	13,041	12,305	6,942	201	13,041	12,305	7,143	0.8%
		Senior Secured First Lien Term Loan C LIBOR + 12.00% PIK, 1.00% LIBOR Floor(2)	11/9/2020	—	—	—	8,430	7,570	—	—	8,430	7,570	—	—%
		Equity – 787.4 Class A Units		—	—	—	—	9,551	—	—	—	9,551	—	—%
				—	—	—	25,727	33,682	11,198	322	25,727	33,682	11,520

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK(14)	10/11/2021	16,572	16,255	15,205	12,432	12,166	11,406	322	29,004	28,421	26,933	2.8%
		Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(14)	10/11/2021	656	656	653	492	492	491	13	1,148	1,148	1,157	0.1%
		Warrants – 36,716 warrants(14)	1/9/2027	—	670	—	—	500	—	—	—	1,170	—	—%
				17,228	17,581	15,858	12,924	13,158	11,897	335	30,152	30,739	28,090
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity – 87.5% ownership of SIC Senior Loan Strategy JV I LLC		92,050	92,050	76,556	—	—	—	—	92,050	92,050	76,556	8.1%
				92,050	92,050	76,556	—	—	—	—	92,050	92,050	76,556
TPG Plastics LLC	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan Prime + 0.00% Cash	12/31/2019	—	—	—	363	363	363	13	363	363	376	—%
		Unsecured Debt 10.00% Cash		—	—	—	283	283	283	13	283	283	296	—%
		Equity – 35 Class B Units		—	—	—	—	3,317	1,645	40	—	3,317	1,685	0.2%
				—	—	—	646	3,963	2,291	66	646	3,963	2,357
TwentyEighty, Inc.	Services: Business	Senior Secured First Lien Term Loan 1.000%, 7.000% PIK	3/31/2020	7,114	7,114	7,045	—	—	—	—	7,114	7,114	7,045	0.7%
		Senior Secured First Lien Term Loan 0.250%, 8.750% PIK	3/31/2020	6,981	6,811	6,981	—	—	—	—	6,981	6,811	6,981	0.7%
		Senior Secured First Lien Term Loan LIBOR + 3.500%, 1.000% Floor, 4.500% PIK	3/31/2020	205	204	205	—	—	—	—	205	204	205	—%
		Common Units – 58,098 units		—	—	3,464	—	—	—	—	—	—	3,464	0.4%
				14,300	14,129	17,695	—	—	—	—	14,300	14,129	17,695
URT Acquisition Holdings Corporation	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.00% Cash, 2.00% LIBOR Floor	5/2/2022	—	—	—	17,922	17,922	17,922	511	17,922	17,922	18,433	1.9%
		Preferred Equity 12.00% PIK		—	—	—	6,553	6,553	6,553	188	6,553	6,553	6,741	0.7%
		Equity – 397,466 Common Units		—	—	—	—	12,937	2,083	53	—	12,937	2,136	0.2%
				—	—	—	24,475	37,412	26,558	752	24,475	37,412	27,310

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

				Sierra and Pro Forma Sierra/MDLY Company			MCC			Pro Forma Fair Value Adjustment	Pro Forma Combined Company
Company(9)	Industry	Type of Investment(14)	Maturity	Par Amount	Cost	Fair Value	Par Amount(10)	Cost	Fair Value	for MCC Merger(15)	Par Amount	Cost(16)	Fair Value	% of Net Assets(1)
US Multifamily, LLC(11)	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan 10.00% Cash	9/10/2019	—	—	—	6,670	6,670	6,670	188	6,670	6,670	6,858	0.7%
		Equity – 33,300 Preferred Units		—	—	—	—	3,330	3,330	94	—	3,330	3,424	0.4%
				—	—	—	6,670	10,000	10,000	282	6,670	10,000	10,282
Total controlled/affiliated investments(3)					205,089	159,679		319,428	246,378	6,967	440,601	524,517	413,024	43.7%
Total Investments before Pro Forma Adjustment relating to MDLY Merger					901,275	805,022		559,076	475,779	13,457	440,601	1,460,351	1,294,258	136.9%
Pro Forma Adjustment for MDLY Merger:
MDLY(4)	Asset Management Services	Equity	N/A		135,425	135,425		—	—	—		135,425	135,425	14.3%
					135,425	135,425		—	—	—		135,425	135,425
Total Investments after Pro Forma Adjustments					1,036,700	940,447		559,076	475,779	13,457	440,601	1,595,776	1,429,683	151.2%

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Pro Forma Schedule of Investments (continued)
As of June 30, 2019
Unaudited
(Dollar Amounts in Thousands)

____________

(1)      Percentage is based on pro forma Combined Company’s net assets of $945,405 as of June 30, 2019.

(2)      The investment was on non-accrual status as of June 30, 2019.

(3)      Affiliate Investments are defined by the Investment Company Act as investments in companies in which the Sierra/MDLY Company or the Combined Company, as applicable, owns at least 5% but no more than 25% of the voting securities or the Sierra/MDLY Company or the Combined Company, as applicable, is under common control with such portfolio company. Control Investments are defined by the Investment Company Act as investments in companies in which the Sierra/MDLY Company or the Combined Company, as applicable, owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(4)      Represents Sierra’s acquisition of MDLY. Sierra will account for its acquisition of MDLY as a business combination, and will reflect its interest in MDLY as an investment at fair value on its statement of assets and liabilities and schedule of investments in accordance with ASC 946-320, “Financial Services — Investment Companies — Investments — Debt and Equity Securities”.

(5)      The investment has an unfunded commitment as of June 30, 2019.

(6)      Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $73,456 or 7.8% of pro forma Sierra/MDLY Company’s net assets as of June 30, 2019 and are considered restricted securities. These securities represent a fair value of $93,491 or 6.5% of pro forma Combined Company’s net assets as of June 30, 2019 and are considered restricted securities.

(7)      This investment is in the equity class of a CLO. The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions that have been made regarding expected prepayments.

(8)      Security is non-income producing.

(9)      All of the investments of Sierra and MCC are domiciled in the United States except for Livingston International Inc., which is domiciled in Canada and AMMC CLO 22, Limited Series 2018-22A, Apidos CLO XXIV, Series 2016-24A, Dryden 38 Senior Loan Fund, Series 2015-38A, Dryden 43 Senior Loan Fund, Series 2016-43A, Dryden 49 Senior Loan Fund, 2017-49A, Magnetite XIX, Limited, Sound Point CLO XX, Ltd. and VOYA CLO 2016-2, LTD. which are all domiciled in the Cayman Islands. All foreign investments were denominated in US Dollars. Certain investments also have international operations.

(10)    Par amount includes accumulated PIK interest and is net of repayments.

(11)    The investment is not a qualifying asset as defined under Section 55(a) of the Investment Company Act. Non-qualifying assets represent 19.9% of the Sierra/MDLY Company’s portfolio at fair value. Non-qualifying assets represent 20.3% of the Combined Company’s portfolio at fair value.

(12)    Represents securities in Level 2 in the ASC 820 table.

(13)    Represents securities in Level 1 in the ASC 820 table.

(14)    An affiliated fund that is managed by an affiliate of SIC Advisors also holds an investment in this security.

(15)    The pro forma adjustment to investments of $13.5 million represents the excess of the purchase price of $241.4 million, as shown in Note 2, over the acquisition date fair value of MCC’s net assets acquired of $227.9 million. As such, the excess of the purchase price over the acquisition date fair values of MCC’s net assets was allocated to the investments acquired which resulted in Sierra recording MCC’s investments above their initial acquisition date fair value. The allocation of the excess purchase price was then allocated to each investment acquired on a pro rata basis based on each investment’s acquisition date fair values. See Note 4(A) for more information.

(16)    Includes MCC investments carried at historical cost. An investment company, which is an acquirer in a business combination structured as a tax-free exchange of shares, may make an accounting policy election to carry forward the historical cost basis of the acquiree’s investment securities for purposes of measuring realized and unrealized gain or loss for statement of operations presentation in order to more closely align the subsequent reporting of realized gains by the combined entity with tax-basis gains distributable to shareholders.

See accompanying notes to unaudited pro forma condensed consolidated financial statements

Sierra Income Corporation
Notes to Pro Forma Condensed Consolidated Financial Statements

1. Description of the MDLY Merger and the MCC Merger and Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of Sierra, MDLY and MCC after giving effect to the completion of the MDLY Merger or the Mergers, as applicable, and the assumptions described in the accompanying notes. The unaudited pro forma condensed consolidated statement of assets and liabilities as of June 30, 2019 gives effect to the MDLY Merger or the Mergers, as applicable, as if they occurred on June 30, 2019. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2019 and twelve months ended December 31, 2018 give effect to the MDLY Merger or the Mergers, as applicable, as if they occurred on January 1, 2018. If the MDLY Merger is consummated and the MCC Merger is not consummated, the pro forma financial results are reflected in the “Pro Forma Sierra/MDLY Company” column on the pro forma condensed consolidated statement of assets as of June 30, 2019 and the pro forma condensed consolidated statement of operations for the six months ended June 30, 2019 and twelve months ended December 31, 2018.

On July 29, 2019, MDLY, Sierra, and Merger Sub entered into the Amended MDLY Merger Agreement, pursuant to which MDLY will, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger. In addition, on July 29, 2019, MCC and Sierra entered into the Amended MCC Merger Agreement, pursuant to which MCC will, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger. As a result of the foregoing, the investment management function relating to the operation of Sierra, as the surviving company, will be internalized. Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. Pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. Sierra will account for its acquisition of MDLY as an investment at fair value on its statement of assets and liabilities in accordance with ASC 946-320, “Financial Services — Investment Companies — Investments — Debt and Equity Securities”. Accordingly, Sierra will not consolidate MDLY in its financial statements. The MCC Merger will be accounted for as an asset acquisition. See section entitled “Accounting Treatment” for additional information.

On August 27, 2013, Sierra, through its wholly owned financing subsidiary, Arbor, entered into a TRS with Citibank that is indexed to a basket of loans. Sierra is currently in the process of winding down the position in the TRS, and it expects to complete that process prior to the closing of the Mergers. As such, a summary of the TRS reference assets for the pro forma Sierra/MDLY Company or the Combined Company, as applicable, is not reflected in the pro forma schedule of investments as of June 30, 2019.

The unaudited pro forma condensed consolidated financial statements presented in this Amended Joint Proxy Statement/Prospectus are for illustrative purposes only and do not necessarily indicate the results of operations or the consolidated financial position that would have resulted had the MDLY Merger and/or the Mergers, as applicable, been completed at the beginning of the applicable period presented, nor the impact of any cost savings, other operational efficiencies or other factors that may be realized as a result of the MDLY Merger and/or the Mergers, as applicable. The unaudited pro forma condensed consolidated financial statements are not indicative of the results of operations in future periods or the future financial position of the Sierra/MDLY Company or Combined Company, as applicable.

Use of Estimates

The preparation of the unaudited pro forma condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Portfolio Investments

Sierra applies fair value accounting to all of its financial instruments in accordance with the Investment Company Act and ASC Topic 820 - Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, Sierra has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, Sierra’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. Sierra weighs the use of third-party broker quotations, if any, in determining fair value based on management’s understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the Sierra Board based upon input from management and third party valuation firms. Because these investments are illiquid and there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

Investments in investment companies are valued at fair value. Fair values are generally determined utilizing the NAV supplied by, or on behalf of, management of each investment company, which is net of management and incentive fees or allocations charged by the investment company and is in accordance with the “practical expedient,” as defined by ASC 820. The NAV received by, or on behalf of, management of each investment company are based on the fair value of the investment company’s underlying investments in accordance with policies established by management of each investment company, as described in each of their financial statements and offering memorandum.

Income Taxes

Sierra has elected, and intends to qualify annually, to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. In order to continue to qualify as a RIC, among other things, Sierra is required to meet certain source of income and asset diversification requirements and timely distribute to Sierra Stockholders at least 90% of the sum of ICTI including PIK, as defined by the Code, and net tax-exempt interest income (which is the excess of Sierra’s gross tax-exempt interest income over certain disallowed deductions) for each taxable year in order to be eligible for tax treatment under Subchapter M of the Code. Depending on the level of ICTI earned in a tax year, Sierra may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI.

Sierra will be subject to a nondeductible U.S. federal excise tax of 4% on undistributed income if it does not distribute at least 98% of its ordinary income in any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31 of such calendar year. To the extent Sierra determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for U.S. federal excise tax purposes, it will accrue U.S. federal excise tax, if any, on estimated excess taxable income as taxable income is earned.

Transaction Costs

Both Sierra and MDLY will incur direct transaction costs resulting from the MDLY Merger. Sierra will capitalize its transaction costs and such costs will be reflected as an adjustment to the purchase price of its investment in MDLY. MDLY will expense its transaction costs as incurred. Sierra expects to incur $8.9 million in estimated transaction costs, which will be capitalized and be included as part of the purchase price of its investment in MDLY. Of the estimated $8.9 million, $5.6 million of transaction costs were capitalized and were included as a component of deferred transaction costs on the condensed consolidated statement of assets and liabilities as of June 30, 2019. Additional estimated costs of $3.3 million for Sierra are presented as pro forma adjustments to cash and cash equivalents on the pro forma condensed consolidated statement of assets and liabilities.

Both Sierra and MCC will incur direct transaction costs resulting from the MCC Merger. Sierra, as the acquirer in the asset acquisition, will capitalize its transaction costs and such costs will be reflected as an adjustment to the purchase price of MCC. MCC will expense its transaction costs as incurred. Sierra expects to incur $8.9 million in estimated transaction costs, which will be capitalized and be included as part of the purchase price of MCC’s net assets. Of the estimated $8.9 million, $5.6 million of transaction costs were capitalized and were included as a component of deferred transaction costs on the condensed consolidated statement of assets and liabilities as of June 30, 2019. MCC expects to incur $23.1 million in estimated transaction costs, of which $14.3 million and $4.0 million were incurred during the six months ended June 30, 2019 and twelve months ended December 31, 2018, respectively. Additional estimated costs of $3.3 million for Sierra and the $4.8 million of estimated costs of MCC are presented as pro forma adjustments to cash and cash equivalents on the pro forma condensed consolidated statement of assets and liabilities.

Accounting periods presented

MCC and Sierra have different fiscal years. MCC’s fiscal year ends on September 30th, whereas Sierra’s fiscal year ends on December 31st. The unaudited pro forma condensed consolidated statement of assets and liabilities and statements of operations have been prepared utilizing the same periods as Sierra in accordance with Rule 11-02 of Regulation S-X. As both MCC and Sierra are investment companies subject to Rules 6-01 to 6.10 of Regulation S-X, the periods covered by the pro forma statements must be the same. The unaudited pro forma condensed consolidated statement of assets and liabilities as of June 30, 2019 combines MCC’s statement of assets and liabilities as of June 30, 2019 with Sierra’s statement of assets and liabilities as of June 30, 2019. The unaudited pro forma condensed consolidated statement of operations combines the historical results of MCC for the twelve months ended December 31, 2018 and the historical results of Sierra for the year ended December 31, 2018. MCC’s results for its twelve months ended December 31, 2018 were derived by adding the results of the three month period ended December 31, 2018 to its statement of operations for the year ended September 30, 2018 and subtracting the results of the three month period ended December 31, 2017. MCC’s results for its six months ended June 30, 2019 were derived by subtracting the results of the three month period ended December 31, 2018 to its statement of operations for the nine months ended June 30, 2019.

2. Preliminary Purchase Price and Purchase Price Allocation

The MDLY Merger

In the MDLY Merger, each share of MDLY Class A Common Stock, issued and outstanding immediately prior to the MDLY Merger Effective Time (other than Excluded MDLY Shares and any Dissenting Shares), held, immediately prior to the MDLY Merger Effective Time, by any person other than a Medley LLC Unitholder, will be converted into the right to receive (i) 0.2668 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.96 per share. In addition, prior to the MDLY Merger, all outstanding Medley LLC Units (other than those held by MDLY and Non-Vesting Medley Restricted Units) of 24,839,303 will be converted into 24,839,303 shares of MDLY Class A Common Stock and, in connection with the MDLY Merger, Non-Vesting Medley Restricted Units will be converted into Sierra RSUs. In addition, each share of MDLY Class A Common Stock (other than the Excluded MDLY Shares and any Dissenting Shares), held, immediately prior to the MDLY Merger Effective Time, by a Medley LLC Unitholder will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share. Each share of MDLY Class B Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time (other than any Dissenting Shares) will be canceled without consideration therefor. (See “Description of the Amended MDLY Merger Agreement — Merger Consideration” for more information regarding the MDLY Merger Consideration).

MDLY will merge with and into Merger Sub, a wholly owned subsidiary of Sierra, and Sierra will account for such subsidiary in its financial statements as an investment at fair value on its statement of assets and liabilities. The purchase price and initial carrying value of Sierra’s investment in MDLY, is as follows (in thousands, except share and per share amounts):

Calculation of MDLY purchase price:
Sierra Common Stock to be issued to any holders of MDLY Class A Common Stock other than a Medley LLC Unitholder(1)	$10,093
Sierra Common Stock to be issued to any holders of MDLY Class A Common Stock held by Medley LLC Unitholders(2)	32,785
Value of equity consideration	42,878
Add:
Payment of cash consideration of $2.96 per share to any holders of MDLY Class A Common Stock other than a Medley LLC Unitholder(3)	17,579
Payment of cash consideration of $2.66 per share to any holders of MDLY Class A Common Stock held by Medley LLC Unitholders(4)	66,073
Transaction costs incurred by Sierra	8,895
Total purchase price and initial carrying value of Sierra’s investment in MDLY	$135,425

(1)      The calculation of Sierra Common Stock to be issued to any holder of MDLY Class A Common Stock other than a Medley LLC Unitholder is reflected in the table below. As of immediately prior to the MDLY Merger Effective Time, the restrictions on each MDLY RSU outstanding and not previously forfeited under the MDLY Incentive Plan held by non-management directors of MDLY shall lapse and the relevant MDLY RSUs will be converted into a share of MDLY Class A Common Stock that shall participate in the MDLY Merger on the same basis as the other holders of shares of MDLY Class A Common Stock (other than a Medley LLC Unitholder).

MDLY Class A Common Stock issued and outstanding	5,870,821
Non-management director held MDLY RSUs outstanding	68,098
5,938,919
MDLY Class A Exchange Ratio	0.2668
Sierra Common Stock to be Issued	1,584,504
Sierra NAV per share as of June 30, 2019	$6.37
Aggregate value of Sierra Common Stock to be issued to any holder of MDLY Class A Common Stock other than a Unitholder	$10,093

(2)      The calculation of Sierra Common Stock to be issued to Medley LLC Unitholders is reflected in the table below. As of immediately prior to the Effective Time, Vesting Medley LLC Restricted Units shall become fully vested, all restrictions with respect to such Vesting Medley Restricted Units shall lapse and the Vesting Medley Restricted Units shall be converted into shares of MDLY Class A Common Stock accordingly and shall participate in the MDLY Merger on the same basis as the holders of the Medley LLC Units (other than those held by MDLY and Non-Vesting Medley Restricted Units).

Medley LLC Units held by Medley LLC Unitholders, other than those held by MDLY and Non-Vesting Medley Restricted Units, outstanding	23,400,001
Vesting Medley Restricted Units that will convert to MDLY Class A Common Stock	1,439,302
24,839,303
MDLY Unitholder Exchange Ratio	0.2072
Sierra Common Stock to be Issued	5,146,704
Sierra NAV per share as of June 30, 2019	$6.37
Aggregate value of Sierra Common Stock to be issued to Medley LLC Unitholders	$32,785

(3)      The calculation of the total payment of the MDLY Class A Cash Consideration of $2.96 per share to any holder of MDLY Class A Common Stock other than a Medley LLC Unitholder is reflected in the table below.

MDLY Class A Common Stock issued and outstanding	5,870,821
Non-management director held MDLY RSUs that will convert to MDLY Class A Common Stock	68,098
5,938,919
Class A Merger Cash Consideration per share	$2.96
Total cash consideration to holders of MDLY Class A Common Stock, other than a Medley LLC Unitholder	$17,579

(4)      The calculation of the total payment of the MDLY Unitholder Merger Cash Consideration of $2.66 per share of MDLY Class A Common Stock to Medley LLC Unitholders is reflected in the table below.

Medley LLC Units held by members, other than those held by MDLY and Non-Vesting Restricted Units, outstanding that will convert to MDLY Class A Common Stock	23,400,001
Vesting Medley Restricted Units that will convert to MDLY Class A Common Stock	1,439,302
24,839,303
MDLY Unitholder Merger Cash Considerations per share	$2.66
Total cash consideration to Medley LLC Unitholders	$66,073

The final purchase price of Sierra’s investment in MDLY could differ significantly from the amounts presented in the unaudited condensed consolidated pro forma financial statements due changes in the NAV of Sierra. A sensitivity analysis related to the fluctuation in the NAV per share of Sierra was performed to assess the impact of a hypothetical change of 10% in Sierra’s NAV as of June 30, 2019. A 10% increase or decrease in the NAV per share of Sierra would result in an increase or decrease to the total purchase price of $4.3 million. The final purchase price could differ significantly from the amounts presented in the unaudited condensed consolidated pro forma financial statements due to increases or decreases in net assets resulting from operations, portfolio investment acquisitions or dispositions, changes in fair value, or other factors that may occur between June 30, 2019 and the completion of the MDLY Merger.

The MCC Merger

Under the Amended MCC Merger Agreement, MCC Stockholders will receive 0.66 to 0.68 shares of Sierra Common Stock for each share of MCC Common Stock they hold. The MCC Exchange Ratio will vary depending on the amount of Plaintiff Attorney Fees, and the MCC Exchange Ratio is expected to be determined in connection with the approval of the Settlement by the Delaware Court of Chancery. In the event that the Plaintiff Attorney Fees are not determined prior to the MCC Merger Closing, the MCC Exchange Ratio will be 0.66 shares of Sierra Common Stock.

In addition, following the completion of the MCC Merger, in connection with the settlement of the MCC Stockholder Action, the Eligible Class Members will participate pro rata in the Settlement Fund of $17 million of Settlement Cash and $30 million of Settlement Shares.

In an asset acquisition transaction in which the consideration given is not in the form of cash, the measurement of the purchase price is based on either the cost, which is measured based on the fair value of the consideration given, or the fair value of the net assets acquired, whichever is more clearly evident and, thus, a more reliable measure. As of the date of this Amended Joint Proxy Statement/Prospectus, Management has determined that the fair value of the MCC Merger Consideration is more clearly evident and reliable. Therefore, Sierra expects to measure the MCC Merger Consideration transferred at the MCC Merger Closing Date based on Sierra’s latest available NAV per share as of the MCC Merger Closing Date multiplied by the number of shares to be issued to acquire all of the outstanding shares of MCC Common Stock.

The calculation of the purchase price in the table below is based on an assumed MCC Exchange Ratio of 0.67, the mid-point of the MCC Exchange Ratio range, and the allocation of the purchase price to the assets acquired and liabilities assumed, is as follows (in thousands, except share and per share data):

Calculation of MCC purchase price:
MCC Common Stock issued and outstanding	54,474,211
Assumed MCC Exchange Ratio	0.67
Sierra Common Stock to be issued	36,497,721
Sierra NAV per share as of June 30, 2019	$6.37
Value of equity consideration	$232,490
Add:
Transaction costs incurred by Sierra	$8,896
Total purchase price	$241,386
Assets acquired:
Cash and cash equivalents	$44,582
Investments	489,236
Other assets	8,475
Total assets acquired	542,293
Liabilities assumed:
Debt	(234,007)
Settlement Fund liability	(47,000)
Other liabilities	(19,900)
Total liabilities assumed	(300,907)
Net assets acquired	$241,386

In an asset acquisition the purchase price of net assets acquired is allocated to the individual assets acquired and liabilities assumed based on their relative fair values, other than excluded assets, such as cash, and does not give rise to goodwill. The total purchase price of $241.4 million is greater than the acquisition date fair value of MCC’s net assets acquired of $227.9 million as of June 30, 2019. As such, the excess of the purchase price over the acquisition date fair values of MCC’s net assets of $13.5 million was allocated to the investments acquired which resulted in Sierra recording MCC’s investments above their initial acquisition date fair value. Assuming there are no changes in the fair value of such investments, Sierra would record an unrealized loss of $13.5 million to mark such investments to their fair value at the end of the next reporting period following closing of the MCC Merger. As such loss is directly attributable to the transaction and is a nonrecurring charge, its impact has been excluded from the pro forma condensed consolidated statements of operations for the six months ended June 30, 2019 and twelve months ended December 31, 2018. Further, this $13.5 million unrealized loss resulting from the subsequent write-down in investment values will be included in future calculations of incentive fees. The final purchase price of MCC’s net assets could differ materially from the amounts presented in the unaudited condensed consolidated pro forma financial statements due changes in the NAV of Sierra or movement in the MCC Exchange Ratio range of 0.66 to 0.68. A sensitivity analysis related to the fluctuation in the NAV per share of Sierra was performed to assess the impact of a hypothetical change of 10% in Sierra’s NAV as of June 30, 2019 as well as movement in the MCC Exchange Ratio from 0.66 to 0.68. The following table reflects the impact on the total purchase using the low, mid and high end of the share exchange rate range and a hypothetical 10% increase or decrease in Sierra’s NAV per share.

	Exchange Ratio
	0.66	0.67		0.68
Purchase price at Sierra’s NAV per share as of June 30, 2019 ($6.27 per share)	$237,916	$241,386	(1)	$244,856
10% increase in Sierra’s NAV per share	$260,818	$264,635		$268,452
10% decrease in Sierra’s NAV per share	$215,014	$218,137		$221,260

____________

(1)      As presented in the pro forma consolidated results

As reflected in the table above a 10% increase or decrease in the NAV per share of Sierra would result in an increase or decrease to the total purchase price of $22.9 million, $23.2 million and $23.6 million using a MCC Exchange Ratio of 0.66, 0.67 and 0.68, respectively. The final purchase price could differ significantly from the amounts presented in the unaudited condensed consolidated pro forma financial statements due to increases or decreases in net assets resulting from operations, portfolio investment acquisitions or dispositions, changes in fair value, or other factors that may occur between June 30, 2019 and the completion of the MCC Merger.

3. Preliminary Unaudited Pro Forma Adjustments for the MDLY Merger

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of what the results of operations or the consolidated financial position actually would have been had the MDLY Merger been completed on the date indicated. Such information includes adjustments which are preliminary and may be revised. Such revisions may result in material changes. The results of operations and financial position shown herein are not necessarily indicative of what the results of operations and past financial position of the Sierra/MDLY Company would have been, nor necessarily indicative of the results of operations and financial position of the Sierra/MDLY Company after the MDLY Merger.

The following pro forma adjustments have been reflected in the unaudited pro forma condensed consolidated statement of assets and liabilities:

(A)    Investments

The pro forma adjustment to investments at fair value, represents Sierra’s acquisition of MDLY. Sierra will account for its acquisition of MDLY as an investment in accordance with ASC 946, Financial Services — Investment Companies. Accordingly, Sierra will not consolidate MDLY in its financial statements. Refer to Note 2 for the calculation of the initial carrying value of Sierra’s investment in MDLY.

(B)    Cash and cash equivalents

Sierra anticipates using its cash on hand as well as $20.0 million of debt financing to fund the MDLY Cash Consideration. The pro forma adjustment to cash and cash equivalents is comprised of the following components:

(in thousands)
Payment of MDLY Class A Cash Consideration of $2.96 per share, as shown in Note 2	$(17,579)
Payment of MDLY Unitholder Merger Cash Consideration of $2.66 per share, as shown in Note 2	(66,073)
Estimated remaining transaction costs to be incurred by Sierra	(3,380)
Proceeds from debt financing	20,000
Pro forma adjustment to cash and cash equivalents	$(67,032)

(C)    Deferred transaction costs

The pro forma adjustment to deferred transaction costs reflects the reclassification of Sierra’s deferred transaction costs relating to the MDLY Merger of $5.6 million to investments at fair value.

(D)    Debt

The pro forma adjustment to debt reflects $20.0 million of debt financing necessary to finance the MDLY Merger.

(E)    Other liabilities

The pro forma adjustment to other liabilities reflects the impact of the pro forma adjustments on the management fee calculation and the resulting change in management fees payable as a result of recalculating the management and incentive fee expense in accordance with the Sierra Investment Advisory Agreement. Refer to 3(I) for additional information.

(F)    Total Shares Outstanding

The pro forma adjustment to total shares outstanding as of June 30, 2019 represents the issuance of Sierra Common Stock to acquire the outstanding shares of MDLY Class A Common Stock as follows:

Sierra Common Stock to be issued to any holder of MDLY Class A Common Stock other than a Medley LLC Unitholder:
MDLY Class A Common Stock issued and outstanding	5,870,821
Non-management director held MDLY RSUs outstanding	68,098
5,938,919
MDLY Class A Exchange Ratio	0.2668
Sierra Common Stock to be issued to any holder of MDLY Class A Common Stock other than a Medley LLC Unitholder	1,584,504
Sierra Common Stock to be issued to Unitholders:
Medley LLC Units held by Medley LLC Unitholders, other than those held by MDLY and Non-Vesting Medley Restricted Units, outstanding	23,400,001
Vesting Medley Restricted Units that will convert to MDLY Class A Common Stock	1,439,302
24,839,303
MDLY Unitholder Exchange Ratio	0.2072
Sierra Common Stock to be Issued to Medley LLC Unitholders	5,146,704
Total shares of Sierra Common Stock to be issued in connection with the MDLY Merger	6,731,208

The following pro forma adjustments have been reflected in the unaudited pro forma condensed consolidated statement of operations:

(G)    Interest and dividend income

The pro forma adjustment to interest and dividend income represents distributions Sierra would have received had it owned MDLY during the periods presented which do not represent a return of capital.

(H)    Interest and financing expenses

The pro forma adjustment to interest and financing expenses reflects the additional interest expense related to $20.0 million of debt financing at an interest rate of 4.70%.

(I)     Base management fees

The pro forma adjustment to base management fees reflects the impact of the increase in total assets on the management fee calculation as the result of Sierra’s accounting for its acquisition in MDLY as an investment at fair value on its condensed consolidated statement of assets and liabilities after taking into account the pro forma adjustments in 3(A), 3(B) and 3(C).

(J)     Incentive fees

Incentive fees were calculated in accordance with the Sierra Investment Advisory Agreement. As a result, there would be no incentive fees earned during the six months ended June 30, 2019 and $2.8 million in incentive fees earned during the twelve months ended December 31, 2018.

(K)    Other expenses

The adjustment to other expenses reflects the removal of $0.4 million of one-time, non-capitalized costs incurred during each of the six months ended June 20, 2019 and twelve months ended December 31, 2018 that directly relate to the MDLY Merger.

(L)    Weighted Average Common Stock Outstanding

The adjustment to the weighted average shares outstanding as of June 30, 2019 represents the issuance of Sierra Common Stock to acquire the outstanding shares of MDLY Class A Common Stock and participating restricted stock units issued under the Sierra Incentive Plan.

Sierra shares issued by Sierra in connection with the MDLY Merger, as shown in Note 3(F)	6,731,208
MDLY RSUs(1)	3,233,719
9,964,927
____________

(1)      As of the MDLY Merger Effective Time, each MDLY RSU outstanding and not previously forfeited under the MDLY Incentive Plan (other than MDLY RSUs held by non-management directors of MDLY) and each Non-Vesting Medley Restricted Unit will be converted into 0.7079 Sierra RSUs under the Sierra Incentive Plan. The Sierra RSUs will contain non-forfeitable rights to dividend equivalent payments and, as such, are participating securities and are included in the computation of both basic and diluted earnings per share. The amount reflected in the table above represents the sum of (i) 2,151,471 of outstanding MDLY RSUs as of June 30, 2019, (ii) a deal contingent grant of 399,400 MDLY RSUs, (iii) 1,610,671 Non-Vesting Medley Restricted Units and (iv) a deal contingent grant of 406,504 Medley Restricted LLC Units to one of the Medley LLC Unitholders; multiplied by the conversion ratio of 0.7079.

4. Preliminary Unaudited Pro Forma Adjustments for the MCC Merger

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of what the results of operations or the consolidated financial position actually would have been had the MCC Merger been completed at the date indicated. Such information includes adjustments which are preliminary and may be revised. Such revisions may result in material changes. The results of operations and financial position shown herein is not necessarily indicative of what the results of operations and past financial position of the Combined Company would have been, nor necessarily indicative of the results of operations and financial position of the post-MCC Merger periods.

The following pro forma adjustments have been reflected in the unaudited pro forma condensed consolidated statement of assets and liabilities:

(A)    Investments

The pro forma adjustment to investments of $13.5 million represents the excess of the purchase price of $241.4 million, as shown in Note 2, over the acquisition date fair value of MCC’s net assets acquired of $227.9 million.

In an asset acquisition, the purchase price of net assets acquired is allocated to the individual assets acquired and liabilities assumed based on their relative fair values, other than excluded assets, such as cash, and does not give rise to goodwill. As such, the excess of the purchase price over the acquisition date fair values of MCC’s net assets was allocated to the investments acquired which resulted in Sierra recording MCC’s investments above their initial acquisition date fair value. Assuming there are no changes in the fair value of such investments, Sierra would record an unrealized loss of $13.5 million to mark such investments to their fair value at the end of the next reporting period. As such loss is directly attributable to the transaction and is a nonrecurring charge, its impact has been excluded from the pro forma condensed consolidated statements of operations for the six months ended June 30, 2019 and twelve months ended December 31, 2018.

(B)    Cash and cash equivalents

The pro forma adjustment to cash and cash equivalents reflects the payment of estimated transaction costs directly related to the MCC Merger by Sierra and MCC in the amount of $3.3 million and $4.8 million, respectively. These amounts have not been reflected in the unaudited pro forma condensed consolidated statements of operations as they would not meet the continuing impact criterion due to their nonrecurring nature.

(C)    Deferred transaction costs

The pro forma adjustment reflects the reclassification of Sierra’s remaining deferred transaction costs associated with the MCC Merger of $5.6 million to net assets.

(D)    Debt

The pro forma adjustment to debt reflects the write off of $6.3 million of debt issuance costs related to MCC’s notes payable offset by an adjustment of $38.0 million to reflect MCC’s notes payable at fair value.

(E)    Other liabilities

The pro forma adjustment to other liabilities reflects the establishment of a $47.0 million liability to the Settlement Fund, partially offset by a change in management fees payable as a result of recalculating the management and incentive fee expense in accordance with the Sierra Investment Advisory Agreement. Of the $47.0 million liability, $17.0 million is payable in cash and $30.0 million is payable in Sierra Common Stock.

(F)    Net Assets

The pro forma adjustment to net assets represents the elimination of the historical value of net assets of MCC and the issuance of Sierra Common Stock to finance the MCC Merger as follows (in thousands):

Fair value of net assets acquired of MCC, including the recording of a Settlement Fund liability, as shown in Note 2	$241,386
Less historical value of net assets of MCC as of June 30, 2019	(248,079)
(6,693)
Reclassification of Sierra deferred transaction costs	(5,641)
Decrease in Sierra cash to reflect the payment of estimated remaining transaction costs	(3,255)
Pro forma adjustment to the management fee calculation	1
Pro form adjustment to net assets	$(15,588)

(G)    Total Shares Outstanding

The adjustment to total shares outstanding as of June 30, 2019 represents the elimination of the historical shares outstanding of MCC Common Stock and the issuance of Sierra Common Stock to acquire the outstanding shares of MCC Common Stock as follows:

Elimination of historical shares outstanding of MCC Common Stock	(54,474,211)
Incremental shares issued by Sierra in connection with the MCC Merger	36,497,721
Pro forma adjustment to total shares outstanding	(17,976,490)

(H)    Interest and dividend income

The pro forma adjustment to interest and dividend income represents the impact on distributions to the pro forma Combined Company as a result of the MDLY Merger and the MCC Merger and its impact on management and incentive fees of the pro forma Combined Company.

(I)     Interest and financing expenses

The pro forma adjustment to interest and financing expenses represents the elimination of MCC’s historical amortization of debt issuance costs and the pro forma impact of the recording amortization relating to the pro forma fair value adjustment to debt. This pro forma adjustment is broken down as follows:

	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018
	(in thousands)
Elimination of MCC’s historical amortization of debt issuance costs	$(1,305)	$(3,627)
Amortization of pro forma fair value adjustment to debt which resulted in recording the debt at a discount	3,517	7,092
Pro forma adjustment to interest and financing expenses	$2,212	$3,465

(J)     Base management fees

Historical base management fees for Sierra is calculated at an annual rate of 1.75% of Sierra’s gross assets (which includes any assets acquired with the proceeds of leverage) and is payable quarterly in arrears. The base management fee is calculated based on Sierra’s gross assets at the end of each completed calendar quarter. Historical base management fees for MCC is calculated at an annual rate of 1.75% of up to $1.0 billion of MCC’s gross assets and 1.50% of any amounts over $1.0 billion of MCC’s gross assets, and is payable quarterly in arrears. The base management fee is calculated based on the average value of MCC’s gross assets at the end of the two most recently completed calendar quarters. On May 4, 2018, MCC Advisors voluntarily elected to waive $0.4 million of the base management fee payable for the quarter ended March 31, 2018, which is reflected on the Consolidated Statement of Operations for the twelve months ended December 31, 2018. The pro forma adjustment to base management fees represents base management fees of both Sierra and MCC as calculated in accordance with the Sierra Investment Advisory Agreement after taking into account the impact of the pro forma adjustments in 4(A), 4(B) and 4(C). On a pro forma basis, an adjustment was also made to eliminate the impact of MCC’s nonrecurring management fee waiver for the twelve months ended December 31, 2018. There were no such waivers for the six months ended June 30, 2019.

(K)    Incentive fees

Incentive fees were calculated in accordance with the Sierra Investment Advisory Agreement. The result was that there would be no incentive fees earned during the six months ended June 30, 2019 and $2.5 million in additional incentive fees earned during the twelve months ended December 31, 2018.

(L)    Other Expenses

The pro forma adjustment to other expenses reflects the removal of $14.3 million and $4.0 million of one-time costs incurred during the six months ended June 30, 2019 and twelve months ended December 31, 2018, respectively, by MCC that directly relate to the MCC Merger, as well as, the removal of $1.6 million and $3.0 million of duplicative costs for the six months ended June 30, 2019 and the twelve months ended December 31, 2018, respectively. Such duplicative costs consist of professional fees associated with audit, tax, valuation and legal services, transfer agent fees, board of director fees, director and officer insurance, administrator expenses and other public company related expenses.

(M)   Weighted Average Common Stock Outstanding

The adjustment to total weighted average common stock outstanding for the periods ended June 30, 2019 and December 31, 2018 represents the elimination of the historical weighted average shares outstanding of MCC Common Stock, the issuance of Sierra Common Stock to acquire the outstanding shares of MCC Common Stock and to pay $30.0 million in the Settlement Shares in connection with the Settlement Fund liability. A summary is as follows:

	For the Six Months Ended June 30, 2019	For the Twelve Months Ended December 31, 2018
Elimination of MCC’s weighted average shares outstanding	(54,474,211)	(54,474,211)
Shares issued by Sierra to fund $30.0 million of Settlement Fund liability, as shown in Note 5(A)	4,709,576	4,709,576
Estimated shares issued by Sierra in connection with the MCC Merger reflected as outstanding shares for the periods presented	36,497,721	36,497,721
Adjustment to Sierra’s weighted average shares outstanding	(13,266,914)	(13,266,914)

5. Sierra Share Issuance and Cash Payment in Satisfaction of MCC’s Settlement Fund Liability

The following pro forma adjustments have been reflected in the unaudited pro forma condensed consolidated statement of assets and liabilities:

(A)    Cash and cash equivalents

The pro forma adjustment to cash and cash equivalents represents the $17.0 million Settlement Cash payment to the Settlement Fund.

(B)    Other liabilities

The pro forma adjustment to other liabilities reflects the pay down of the $47.0 million Settlement Fund liability with $17.0 million of Settlement Cash and $30.0 million of Settlement Shares.

(C)    Net assets

The pro forma adjustment to net assets represents the $30 million payment of to the Settlement Fund from the issuance of Settlement Shares.

(D)    Total shares outstanding

The pro forma adjustment to total shares outstanding as of June 30, 2019 represents the issuance of $30.0 million of Settlement Shares to partially fund the Settlement Fund and is calculated as follows (in thousands, except share data):

Portion of Settlement Fund liability to be settled in Sierra Common Stock	$30,000
Pro Forma company NAV at June 30, 2019	$6.37
Incremental shares issued by Sierra in connection with paydown of Settlement Fund liability	4,709,576

CAPITALIZATION

The following table sets forth (1) Sierra’s actual capitalization at June 30, 2019, (2) the Sierra/MDLY Company’s pro forma capitalization as adjusted to reflect the effects of the MDLY Merger, including $20.0 million in debt financing to finance part of the MDLY Merger, (3) MCC’s actual capitalization at June 30, 2019 and (4) the Combined Company’s pro forma capitalization as adjusted to reflect the effects of the MDLY Merger, including $20.0 million in debt financing to finance part of the MDLY Merger, and the MCC Merger, assuming a MCC Exchange Ratio of 0.67, the mid-point of the MCC Exchange Ratio range. You should read this table together with Sierra’s, MCC’s, and MDLY’s historical audited and unaudited consolidated financial statements and the pro forma financial information included elsewhere in this Amended Joint Proxy Statement/Prospectus.

Sierra will account for its interest in Merger Sub, the surviving company in the MDLY Merger as an investment at fair value on its statement of assets and liabilities, in accordance with ASC 946-320, “Financial Services — Investment Companies — Investments - Debt and Equity Securities.” Accordingly, the Sierra/MDLY Company or the Combined Company, as applicable, will not consolidate Merger Sub in its financial statements. Sierra made this determination based on the fact that MDLY is not an investment company and Merger Sub will not be providing substantially all of its services to Sierra after the Mergers. For more information, see “Accounting Treatment — The MDLY Merger.” Therefore, the cash and cash equivalents, debt and equity of MDLY are not presented in the table below, but its impact on the pro forma Combined Company and pro forma Sierra/MDLY Company, as applicable, are reflected below.

	As of June 30, 2019 (unaudited, dollar amounts in thousands except per share data)
	Actual Sierra	Pro Forma Adjustments for MDLY Merger	Notes	Pro Forma Sierra/MDLY Company	Actual MCC	Pro Forma Adjustments for MCC Merger	Notes	Pro Forma Combined Company
Cash and cash equivalents	$161,215	$(67,032)	(a)	$94,183	$49,444	$(25,117)	(g)	$118,510
Debt:
Total Debt	$325,468	$20,000	(b)	$345,468	$265,719	$(31,712)	(h)	$579,475
Net assets
Common stock	$99	7	(c)	106	$55	$(13)	(i)	$148
Capital in excess of par value	870,983	51,766	(d)	922,749	698,587	(436,137)	(j)	1,185,199
Total distributable earnings/(loss)	(230,647)	(9,294)	(e)	(239,941)	(450,561)	450,560	(k)	(239,942)
Total net assets	$640,435	$42,479		$682,914	$248,081	$14,410		$945,405
Total capitalization	$1,127,118			$1,122,565	$563,244			$1,643,390
Total shares outstanding	100,462,586	6,731,208	(f)	107,193,794	54,474,211	(13,266,914)	(l)	148,401,091
Net assets per share	$6.37			$6.37				$6.37

____________

(a)      The pro forma adjustment to cash and cash equivalents reflects the payment of (i) cash consideration of $83.7 million related to the MDLY Merger, (ii) remaining estimated transaction costs related to the MDLY Merger by Sierra of $3.4 million offset by (iii) $20.0 million of proceeds from debt financing.

(b)      The pro forma adjustment to total debt reflects $20.0 million of debt financing necessary to finance the MDLY Merger.

(c)      The pro forma adjustment to common stock reflects the par value of 6,731,208 shares of Sierra Common Stock issued in connection with the MDLY Merger.

(d)      The pro forma adjustment to capital in excess of par value reflects the portion of the purchase price of Sierra’s investment in MDLY relating to Sierra’s share issuance at NAV less the par value of such shares of Sierra Common Stock issued.

(e)      The pro forma adjustment to total distributable earnings/(loss) reflects $9.0 million of Sierra transaction costs related to the MDLY Merger and management fee adjustment of $0.3 million.

(f)      The pro forma adjustment to total shares outstanding reflects 6,731,208 shares of Sierra Common Stock to be issued in connection with the MDLY Merger.

(g)      The pro forma adjustment to cash and cash equivalents reflects the payment of the $17.0 million contribution to the Settlement Fund and remaining estimated transaction costs related to the MCC Merger by Sierra and MCC in the amount of $3.3 million and $4.8 million, respectively.

(h)      The pro forma adjustment to total debt reflects the write off of $6.3 million of debt issuance costs related to MCC’s notes payable offset by an adjustment of $41.2 million to reflect MCC’s debt at fair value.

(i)      The pro forma adjustment to common stock reflects the elimination of the historical shares of MCC Common Stock in the amount of $54,000 offset by the par value of 41,207,297 shares of Sierra Common Stock issued in connection with the MCC Merger.

(j)      The pro forma adjustment to capital in excess of par value reflects the sum of fair value of MCC’s net assets acquired less the par value of shares of Sierra Common Stock issued in connection with the MCC Merger.

(k)      The pro forma adjustment to total distributable earnings/(loss) reflects the elimination of the historical loss of MCC in the amounts of $450.6 million and management fee adjustment of less than $0.1 million.

(l)      The pro forma adjustment to total shares outstanding reflects the elimination of MCC’s historical total shares outstanding of 54,474,211 offset by the issuance of 41,207,297 shares of Sierra Common Stock issued in connection with the MCC Merger.

SIERRA PROPOSAL # 1: APPROVAL OF THE MCC MERGER

Sierra is asking Sierra Stockholders to consider and approve the MCC Merger. Approval of the Amended MCC Merger Agreement is a condition to completing the MCC Merger. Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. See “Description of the Amended MCC Merger Agreement” for more information.

BASED UPON THE RECOMMENDATION OF THE SIERRA SPECIAL COMMITTEE, THE Sierra board has unanimously approved the AMENDED MCC Merger Agreement, including the transactions contemplated thereunder, DECLARED the MCC Merger TO BE ADVISABLE upon the terms and subject to the conditions and limitations set forth in the AMENDED MCC Merger Agreement, and unanimously recommends that Sierra Stockholders vote “FOR” the aPPROVAL of the MCC Merger.

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal to approve the MCC Merger. A majority of the outstanding shares of Sierra Common Stock as of the Sierra Record Date must affirmatively vote “FOR” the proposal in order for it to be approved. Because the vote on the proposal is based on the total number of shares outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

SIERRA PROPOSAL #2: APPROVAL OF THE MDLY MERGER

Sierra is asking Sierra Stockholders to consider and approve the MDLY Merger. Approval of the MDLY Merger by the Sierra Stockholders is necessary to complete the MDLY Merger. Pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. See “Description of the Amended MDLY Merger Agreement” for more information.

BASED UPON THE RECOMMENDATION OF THE SIERRA SPECIAL COMMITTEE, the Sierra board has unanimously approved the AMENDED MDLY Merger Agreement, including the transactions contemplated thereunder, DECLARED the MDLY Merger TO BE ADVISABLE upon the terms and subject to the conditions and limitations set forth in the AMENDED MDLY Merger Agreement, and unanimously recommends that Sierra Stockholders vote “FOR” the Approval OF THE MDLY Merger.

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal to approve the MDLY Merger. A majority of the outstanding shares of Sierra Common Stock as of the Sierra Record Date must affirmatively vote “FOR” the proposal in order for it to be approved. Because the vote on the proposal is based on the total number of shares outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

SIERRA PROPOSAL #3: ISSUANCE OF THE SETTLEMENT SHARES AND THE SHARES OF
SIERRA COMMON STOCK TO BE ISSUED PURSUANT TO EACH OF THE AMENDED MCC
MERGER AGREEMENT AND THE AMENDED MDLY MERGER AGREEMENT AT A PRICE
BELOW ITS THEN CURRENT NAV PER SHARE, IF APPLICABLE

Sierra is asking Sierra Stockholders to approve the issuance of the Settlement Shares and the shares of Sierra Common Stock to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a price below its then current NAV per share, if applicable. It is a condition to the completion of the MCC Merger that Sierra issue shares of Sierra Common Stock to MCC Stockholders pursuant to the Amended MCC Merger Agreement. In addition, if the MCC Merger is consummated, Sierra will deposit the Settlement Shares with the Escrow Agent for the benefit of the Eligible Class Members. It is a condition to the completion of the MDLY Merger that Sierra issue shares of Sierra Common Stock to MDLY Stockholders pursuant to the Amended MDLY Merger Agreement.

Upon completion of the MCC Merger and the MDLY Merger, and subject to the terms and conditions of each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, each share of MCC Common Stock and each share of MDLY Class A Common Stock issued and outstanding immediately prior to the effective time will be converted into the right to receive, in accordance the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, respectively, the MCC Merger Consideration and the MDLY Merger Consideration, respectively, as described in the sections entitled “Description of the Amended MCC Merger Agreement — Merger Consideration” and “Description of the Amended MDLY Merger Agreement — Merger Consideration.”

For more information on the Sierra Stockholder vote required for approval of the proposal under the Investment Company Act, see “The Special Meeting of Sierra — Vote Required — Sierra Proposal #3: Issuance of the Settlement Shares and the Shares of Sierra Common Stock to be Issued Pursuant to Each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a Price Below its Then Current NAV Per Share, if applicable.”

Under the Amended MCC Merger Agreement, the MCC Exchange Ratio varies depending on the amount of the Plaintiff Attorney Fees. In the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time (other than the Excluded MCC Shares) will be converted into the right to receive: 0.68 shares of Sierra Common Stock if the Plaintiff Attorney Fees are less than or equal to $10,000,000; (ii) 0.66 shares of Sierra Common Stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000; (iii) between 0.68 and 0.66 per share of Sierra Common Stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000; or (iv) 0.66 shares of Sierra Common Stock in the event that the Plaintiff Attorney Fees are not determined prior to MCC Merger Closing; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock. The amount of the Plaintiff Attorney Fees will be determined in connection with the approval of the Settlement by the Delaware Court of Chancery. Therefore, the MCC Exchange Ratio will not be known until the MCC Merger Closing.

Under the Amended MDLY Merger Agreement, the MDLY Exchange Class A Exchange Ratio of 0.2688 shares of Sierra Common Stock, and the amount of MDLY Class A Merger Cash Consideration, for each share of MDLY Class A Common Stock (held by any person other than Medley LLC Unitholders) was fixed on July 29, 2019, the date of the signing of the Amended MDLY Merger Agreement. In addition, under the Amended MDLY Merger Agreement, the MDLY Unitholder Exchange Ratio of 0.2072 shares of Sierra Common Stock, and the amount of MDLY Unitholder Merger Cash Consideration, for each share of MDLY Class A Common Stock (held by Medley LLC Unitholders) was fixed on July 29, 2019, the date of the signing of the Amended MDLY Merger Agreement.

Each of the MCC Merger Exchange Ratio and the MDLY Merger Exchange Ratios was determined taking into account the NAV per share of Sierra Common Stock as of March 31, 2019, and is not subject to adjustment based on changes in the NAV per share of Sierra Common Stock, MCC Common Stock or MDLY Class A Common Stock. In that regard, regardless of the date on which the MDLY Merger or the Mergers, as applicable, are consummated and the resulting date on which the shares of Sierra Common Stock are issued, the MCC Exchange Ratio upon which the shares of Sierra Common Stock will be issued pursuant to the Amended MCC Merger Agreement and the MDLY Exchange Ratios upon which the shares of Sierra Common Stock will be issued pursuant to the Amended MDLY Merger Agreement will still be based upon the NAV per share of Sierra Common Stock as of March 31, 2019. Notwithstanding the fact that the exchange ratios upon which the shares of Sierra Common Stock will be issued is fixed, if, on the date that the Sierra Common Stock is issued, the per share value of either the MCC Common Stock or MDLY Class A Common Stock were to decrease from their respective per share values as of March 31, 2019 and the NAV of Sierra Common Stock remained the same, then Sierra could be deemed to be issuing shares at a price below its then current NAV per share.

Notwithstanding the foregoing, for the avoidance of doubt, Sierra is seeking approval for the issuance of the Settlement Shares and the shares of Sierra Common Stock to be issued pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement at a price below its then current NAV per share in the event that at the time of such issuance, Sierra’s then current NAV per share is greater than the value of the shares of MCC Common Stock or MDLY Class A Common Stock being converted.

The issuance of shares of Sierra Common Stock to MCC Stockholders at a price below Sierra’s then current NAV per share, if applicable, is necessary to complete the MCC Merger. In addition, if the MCC Merger is consummated, Sierra will issue the Settlement Shares with the Escrow Agent for the benefit of the Eligible Class Members. The issuance of shares of Sierra Common Stock to MDLY Stockholders at a price below Sierra’s then current NAV per share, if applicable, is necessary to complete the MDLY Merger. The approval of the proposal is required for completion of the Mergers or the MDLY Merger, as applicable, if the issuance of shares of Sierra Common Stock pursuant to each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, as applicable, is deemed to be at a price below Sierra’s then current NAV per share.

BASED UPON THE RECOMMENDATION OF THE SIERRA SPECIAL COMMITTEE, THE SIERRA BOARD UNANIMOUSLY RECOMMENDS THAT SIERRA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ISSUANCE OF THE SETTLEMENT SHARES AND THE SHARES OF SIERRA COMMON STOCK TO BE ISSUED PURSUANT TO EACH OF THE AMENDED MCC MERGER AGREEMENT AND THE AMENDED MDLY MERGER AGREEMENT AT A PRICE BELOW ITS THEN CURRENT NAV PER SHARE, IF APPLICABLE.

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, Sierra Proposal #3. Sierra Proposal #3 will be approved if a majority of the holders of (1) the outstanding shares of Sierra Common Stock and (2) the outstanding shares of Sierra Common Stock held by persons who are not affiliated persons of Sierra, each must affirmatively vote “FOR” the proposal. The vote of holders of a “majority,” as defined in the Investment Company Act, means the vote of the holders of the lesser of (1) 67% or more of the outstanding shares of Sierra Common Stock present or represented by proxy at the Sierra Special Meeting if the holders of more than 50% of the shares of Sierra Common Stock are present or represented by proxy or (2) more than 50% of the outstanding shares of Sierra Common Stock. In order to issue shares at a price below NAV pursuant to this approval, the Sierra Board would need to make certain determinations as required under the Investment Company Act. Abstentions and “broker non-votes” will have the effect of a vote “AGAINST” the proposal.

SIERRA PROPOSAL #4: THE ADOPTION OF THE SIERRA INCENTIVE PLAN

Based upon the recommendation of the Sierra Special Committee, the Sierra Board unanimously recommends that Sierra Stockholders consider and adopt the Sierra Incentive Plan, which the Sierra Board adopted on November 6, 2018.

In connection with the MDLY Merger, Sierra’s investment management function will be internalized and adoption of the Sierra Incentive Plan by the Sierra Stockholders will be necessary to complete the MDLY Merger.

On November 6, 2018, the Companies submitted an exemptive application to the SEC to permit the Combined Company or the Sierra/MDLY Company, as applicable, to, among other things: (i) issue restricted shares and restricted stock units as part of the compensation package for certain of its employees, and directors (the “Participants”) through the Sierra Incentive Plan; (ii) withhold shares of Sierra Common Stock or purchase shares of Sierra Common Stock from Participants to satisfy tax withholding obligations relating to the vesting of restricted shares or restricted stock units or the exercise of options that will be granted pursuant to the Sierra Incentive Plan; and (iii) permit Participants to pay the exercise price of options that will be granted to them pursuant to the Sierra Incentive Plan with shares of Sierra Common Stock. The Companies cannot provide any assurance that any exemptive relief from the SEC will be granted. For more information about the exemptive relief, see “Regulatory Approvals Required for the Mergers–Request for SEC Exemptive Relief.”

Sierra is seeking the approval of Sierra Stockholders in order to comply with the Investment Company Act and the listing rules of the NYSE and to permit issuance of incentive stock options under Section 422 of the Code.

Reasons for the Proposal

The Sierra Board, including the Sierra Special Committee, believes that, because the market for superior investment professionals is highly competitive, Sierra’s successful performance depends on its ability to offer fair compensation packages to its key professionals that are competitive with those offered by other lending businesses and investment management businesses. The highly specialized nature of Sierra’s business, the competitiveness of the markets in which Sierra operates, and the skills and the importance of its employees and directors make retention even more critical. Historically, Sierra has not issued any equity-based compensation. In connection with Sierra internalizing its investment management function, Sierra is seeking to offer equity-based compensation to its employees and directors. Sierra believes that its ability to offer equity-based compensation to its employees and directors, which both aligns employee and director interests with stockholder interests and provides a valuable retention tool, is vital to Sierra’s future growth and success.

Sierra believes that stock-based compensation would advance the interests of the Combined Company or the Sierra/MDLY Company, as applicable, but, as a BDC, the Combined Company or the Sierra/MDLY Company, as applicable, would be restricted under the Investment Company Act in the forms of incentive compensation that it can provide to its employees and directors.

Summary of the Sierra Incentive Plan

The following is a summary of the material features of the Sierra Incentive Plan. It may not contain all of the information important to Sierra Stockholders. Sierra Stockholders are encouraged to read the Sierra Incentive Plan, a copy of which is attached as Appendix F to this Amended Joint Proxy Statement/Prospectus.

General.    The Sierra Incentive Plan authorizes the grant of options, restricted shares, restricted stock units, other stock-based awards, and dividend equivalent rights (collectively called “Awards”). Options granted under the Sierra Incentive Plan may be either “incentive stock options,” as defined in Section 422 of the Code, or nonqualified stock options, as determined by the Combined Company Board or the Sierra/MDLY Company, as applicable and/or its respective compensation committee.

Participants.    As of November 5, 2019, assuming completion of the MDLY Merger, there would have been approximately 65 persons eligible to participate in the Sierra Incentive Plan. The basis of participation in the Sierra Incentive Plan will be the discretionary determination by the Combined Company Board or the Sierra/MDLY Company Board, as applicable and/or its respective compensation committee from time to time. For information about the MDLY RSUs and the Non-Vesting Medley Restricted Units that will be converted into restricted stock units for Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, under the Sierra Incentive Plan, see “Description of the Amended MDLY Merger Agreement – Merger Consideration.”

Number of Shares Authorized.    Subject to certain adjustments, the maximum aggregate number of shares of stock that may be authorized for issuance under Awards granted under the Sierra Incentive Plan is ten percent (10%) of the outstanding shares of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, as of the date the Sierra Incentive Plan becomes effective, as adjusted for subsequent changes in capitalization.

If any Award expires or otherwise terminates or is settled in cash, in whole or in part, the shares of stock will again become available for issuance under the Sierra Incentive Plan. In the event that withholding tax liabilities arising from an Award (other than an option) are satisfied by the Combined Company or the Sierra/MDLY Company, as applicable, withholding shares, the shares of stock withheld will again be available for issuance under the Sierra Incentive Plan. The following shares of stock will not again be available for issuance: (i) shares tendered by the participant to the Combined Company or the Sierra/MDLY Company, as applicable, in payment of the exercise price of an option or other purchase price of an Award; (ii) shares tendered by the participant to the Combined Company or the Sierra/MDLY Company, as applicable, to satisfy any tax withholding obligation with respect to an Award, and (iii) shares reacquired by the Combined Company or the Sierra/MDLY Company, as applicable, on the open market or otherwise using cash proceeds from the exercise of options or settlement of an Award.

Limits on Individual Grants.    The maximum number of shares for which any employee or director may be granted in Awards in any calendar year is two and one-half percent (2.5%) of the outstanding shares of the Combined Company or the Sierra/MDLY Company, as applicable, as of the date the Sierra Incentive Plan becomes effective, as adjusted for subsequent changes in capitalization.

Administration.    The Combined Company Board or the Sierra/MDLY Company Board, as applicable, will delegate its authority to administer the Sierra Incentive Plan to its respective compensation committee. Subject to the other provisions of the Sierra Incentive Plan, the Combined Company Board or the Sierra/MDLY Company Board, as applicable, and/or its respective compensation committee has the power to:

•        Select participants;

•        Determine when and how each Award will be granted and documented;

•        Determine the type or combination of Awards to be made to participants;

•        Determine the provisions of each Award granted;

•        Interpret the Sierra Incentive Plan and Awards;

•        Establish and amend rules and regulations relating to the Sierra Incentive Plan, including adoption of sub-plans for Awards to non-United States persons; and

•        Make all other determinations it deems necessary or advisable for the administration of the Sierra Incentive Plan.

Eligibility.    The Sierra Incentive Plan provides that Awards may be granted to current or prospective employees, officers, directors (including non-employee directors), advisors or consultants of the Combined Company or the Sierra/MDLY Company, as applicable, or its affiliates.

Each Award granted under the Sierra Incentive Plan will be evidenced by an agreement between the participant and Combined Company or the Sierra/MDLY Company, as applicable, which will describe the Award and state the terms and conditions to which the Award is subject. The principal terms and conditions of each particular type of Award are described below.

Options.    An option is the right to purchase shares of Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, for a specified period of time at a fixed price (the “exercise price”). Each option agreement will contain the terms and conditions that the compensation committee of the Combined Company Board or the Sierra/MDLY Company Board, as applicable, deems appropriate. Each grant of options will be separately designated as incentive stock options or nonqualified stock options at the time of grant.

Exercise Price.    The exercise price of each option will not be less than 100% of the fair market value of Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, subject to the option on the date the option is granted. However, any optionee who owns more than 10% of the combined voting power of all classes of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, outstanding Combined

Company Common Stock or Sierra/MDLY Company Common Stock, as applicable (a “10% Stockholder”), will not be eligible for the grant of an incentive stock option unless the exercise price of the incentive stock option is at least 110% of the fair market value of the Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, on the date of grant.

No action will be taken that would be treated as a repricing under applicable listing rules or to the extent otherwise prohibited by the Investment Company Act.

Consideration.    The exercise price for shares issued upon exercise of an option will be paid in full at the time of exercise either (i) in cash or (ii) if so permitted by the Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee and if permitted by the Investment Company Act and otherwise legally permissible (A) through a broker-assisted exercise program, (B) by withholding shares from the shares otherwise to be received upon exercise of the option, (C) by the delivery of Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, (D) any other means of payment as may be acceptable to the Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee or (E) any combination of the foregoing methods.

Term of the Option.    Generally, no option will be exercisable after the expiration of ten years from the date of grant. In the case of an option granted to a 10% Stockholder, the term of an incentive stock option will be for no more than five years from the date of grant.

Restricted Shares.    An Award of restricted shares is a grant to the recipient of a specified number of shares of Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, that are subject to forfeiture upon specified events during the restriction period. Each grant of restricted shares will specify the length of the restriction period and will include restrictions on transfer to third parties during the restriction period, will contain other terms and conditions that the Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee deems appropriate and may be made in exchange for past services or other lawful consideration.

In connection with each non-employee director’s election or re-election to the Combined Company Board or the Sierra/MDLY Company Board, as applicable, the director automatically will be granted the number of restricted shares as set forth in his or her respective award agreement. Such restricted shares will be granted to the non-employee director on the date of the annual meeting of stockholders at which such non-employee director is elected or re-elected to the Combined Company Board or the Sierra/MDLY Company Board, as applicable. The restricted shares shall be subject to forfeiture restrictions that generally will lapse in three equal installments on the first, second and third anniversaries of the date of grant.

Restricted Stock Units.    An Award of a restricted stock unit is a grant to the recipient of the right to receive, on the date of settlement, one share or an amount equal to the fair market value of one share of Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable. Restricted stock units may be settled in cash, shares or any combination thereof. Each grant of restricted stock units will contain the terms and conditions that the Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee deems appropriate and will contain restrictions on transferability. Participants may be eligible to elect to defer the receipt of all or a portion of the shares to be issued in settlement of the vested portion of a restricted stock unit, subject to procedures that the Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee, in its sole discretion, may require.

For information about the MDLY RSUs and the Non-Vesting Medley Restricted Units that will be converted into restricted stock units under the Sierra Incentive Plan, see “Description of the Amended MDLY Merger Agreement – Merger Consideration.”

Performance-Based Awards.    Performance-based Awards may be made under the Sierra Incentive Plan and will contain the terms and conditions that the Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee deems appropriate. A grant of performance-based Awards will vest and become payable to the participant upon the Combined Company’s or the Sierra/MDLY Company’s, as applicable, or individual’s attainment of specified performance objectives during a specified performance period. Performance objectives may be established on a company-wide basis or relate to the performance of the individual participant or an affiliate, division, department or function within the Combined Company or the Sierra/MDLY Company, as applicable, in which the participant is performing services, and may be expressed in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies. The Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee may adjust performance objectives in whole or in part if, in the sole judgment of the applicable compensation committee, events or transactions have occurred after the grant date that are unrelated to the performance of the participant and result in distortion of the performance objectives or the related minimum acceptable level of achievement.

General Provisions

Vesting.    The Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee may determine the time or times at which options, restricted shares and restricted stock units will vest or become payable or exercisable, as applicable. Performance-based Awards will vest based on the Combined Company’s or the Sierra/MDLY Company’s or individual’s attainment of specified performance objectives over a specified performance period.

Dividends, Dividend Equivalents and Ownership Rights.    The Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to stock subject to an Award. No participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of stock subject to an option or restricted stock unit unless and until such Award has been delivered to the participant. The Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee may grant dividend equivalents in connection with an Award, to be settled in cash or shares. Dividend equivalents granted in connection with a restricted stock unit will be settled and delivered on the date the restricted stock units to which they relate are settled and delivered if, and only to the extent that, the related restricted stock units vest. Unless otherwise determined by the Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee, holders of restricted shares will have all the rights of a holder upon issuance of the Award.

Nontransferability of Awards.    In general, during a participant’s lifetime, his or her Awards shall be exercisable only by the participant and shall not be transferable other than by will or laws of descent and distribution. However, the Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee may provide for limited lifetime transfers of Awards, other than incentive stock options, to certain family members. In addition, no Awards will be transferrable for consideration.

Termination of Employment or Other Service.    Unless the Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee expressly provides otherwise, immediately upon the cessation of a participant’s continuous service with the Combined Company or the Sierra/MDLY Company, as applicable, the unvested portion, if any, of an Award held by the participant will immediately terminate.

Acceleration.    The Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee will have the power to accelerate the time at which an Award or any portion thereof vests or may first be exercised.

Change of Control Transactions.    Except as otherwise provided in the participant’s Award agreement, in the event of a Change in Control (as defined below) in which there is an acquiring or surviving entity, the Combined Company or the Sierra/MDLY Company’s, as applicable, compensation committee may provide for the assumption of some or all of the outstanding Awards, or for the grant of new Awards in substitution therefor, by the acquiror or survivor.

A “Change in Control” is defined in the Sierra Incentive Plan as:

(i)     the acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) (on a fully diluted basis) of either (A) the then outstanding shares of Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, taking into account as outstanding for this purpose such Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, or (B) the combined voting power of the then outstanding voting securities of the Combined Company or the Sierra/MDLY Company, as applicable, entitled to vote generally in the election of directors; provided, however, that for purposes of the Sierra Incentive Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Combined Company or the Sierra/MDLY Company, as applicable, or any affiliate; (II) any acquisition by any employee benefit plan sponsored or maintained by the Combined Company or the Sierra/MDLY Company, as applicable, or any affiliate; or (III) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant);

(ii)    during any period of twenty-four (24) months, individuals who, at the beginning of such period, constitute the Combined Company Board or the Sierra/MDLY Company Board, as applicable (the “Incumbent Directors”), cease for any reason to constitute at least a majority of the Combined Company Board or the Sierra/MDLY Company Board, as applicable, provided that any person becoming a director subsequent to the date hereof, whose election or nomination for election was approved by a vote of at least two-thirds (2/3rds) of the Incumbent Directors then on the Combined Company Board or the Sierra/MDLY Company Board, as applicable (either by a specific vote or by approval of the proxy statement of the Combined Company or the Sierra/MDLY Company, as applicable, in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Combined Company or the Sierra/MDLY Company, as applicable, as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Combined Company Board or the Sierra/MDLY Company Board, as applicable, shall be deemed to be an Incumbent Director;

(iii)   the sale, transfer or other disposition of all or substantially all of the assets of the Combined Company or the Sierra/MDLY Company, as applicable, to any person that is not an affiliate of the Combined Company or the Sierra/MDLY Company, as applicable; or

(iv)   a change in the management structure of the Combined Company or the Sierra/MDLY Company, as applicable, from an internally managed BDC to an externally managed BDC pursuant to which the Combined Company or the Sierra/MDLY Company, as applicable, enters into an investment advisory agreement with a third-party adviser.

Effective Date, Amendments, and Termination of the Sierra Incentive Plan.    The Sierra Incentive Plan will become effective upon approval by the Sierra Stockholders and following the closing of the MDLY Merger, provided that the Sierra Incentive Plan will not be effective with respect to an Award unless the Combined Company or the Sierra/MDLY Company, as applicable, receives an exemptive order from the SEC, which Sierra is in the process of seeking to obtain. The Combined Company Board or the Sierra/MDLY Company Board, as applicable, may at any time or any times amend the Sierra Incentive Plan or any outstanding Award for any purpose that may at the time be permitted by law. The Combined Company Board or the Sierra/MDLY Company Board, as applicable, may at any time terminate the Sierra Incentive Plan as to future grants of Awards. However, the Combined Company Board or the Sierra/MDLY Company Board, as applicable, may not, without a participant’s consent, alter the terms of an Award so as to affect substantially and adversely the participant’s right under the Award, unless the Combined Company Board or the Sierra/MDLY Company Board, as applicable, reserves the right to do so in the Award agreement. Any amendments to the Sierra Incentive Plan will be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code) or by applicable securities exchange requirements, as determined by the Combined Company Board or the Sierra/MDLY Company, as applicable. Unless sooner terminated, the Sierra Incentive Plan shall terminate on the tenth anniversary of the date the Sierra Incentive Plan becomes effective.

Certain Federal Income Tax Considerations.    The following discussion is a summary of certain federal income tax considerations that may be relevant to participants in the Sierra Incentive Plan. The discussion is for general informational purposes only and does not purport to address specific federal income tax considerations that may apply to a participant based on his or her particular circumstances, nor does it address foreign, state or local income tax or other tax considerations that may be relevant to a participant.

PARTICIPANTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR FEDERAL INCOME TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE SIERRA INCENTIVE PLAN, AS WELL AS WITH RESPECT TO ANY APPLICABLE FOREIGN, STATE OR LOCAL INCOME TAX OR OTHER TAX CONSIDERATIONS.

Nonqualified Options.    A participant recognizes no taxable income and the Combined Company or the Sierra/MDLY Company, as applicable, is not entitled to a deduction when a nonqualified option is granted. Upon exercise of a nonqualified option, a participant will recognize compensation income equal to the excess of the fair market value of the shares received over the exercise price of the nonqualified option and, subject to Section 162(m) of the Code, the Combined Company or the Sierra/MDLY Company, as applicable, will be entitled to a corresponding deduction. A participant’s tax basis in the shares of common stock received upon exercise of a nonqualified option will be equal to the fair market value of such shares on the exercise date, and the participant’s holding period for such shares will begin at that time. Upon sale of the shares of common stock received upon exercise of a nonqualified option, the participant will recognize short-term or long-term capital gain or loss, depending upon whether the shares have been held for more than one year. The amount of such gain or loss will be equal to the difference between the amount realized in connection with the sale of the shares, and the participant’s tax basis in such shares.

Under the Sierra Incentive Plan, nonqualified options may, if so permitted by the Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee, be exercised in whole or in part with shares of common stock held by the participant. Payment in common stock will be treated as a tax-free exchange of the shares surrendered for an equivalent number of shares of common stock received, and the equivalent number of shares received will have a tax basis equal to the tax basis of the surrendered shares. The fair market value of shares of common stock received in excess of the number of shares surrendered will be treated as compensation income and such shares have a tax basis equal to their fair market value on the date of the exercise of the nonqualified option.

Incentive Stock Options.    A participant recognizes no taxable income and the Combined Company or the Sierra/MDLY Company, as applicable, is not entitled to a deduction when an incentive stock option is granted or exercised. Provided the participant meets the applicable holding period requirements for the shares received upon exercise of an incentive stock option (two years from the date of grant and one year from the date of exercise), gain or loss recognized by a participant upon sale of the shares received upon exercise will be long-term capital gain or loss, and the Combined Company or the Sierra/MDLY Company, as applicable, will not be entitled to a deduction. If, however, the participant disposes of the shares before meeting the applicable holding period requirements (a “disqualifying disposition”), the participant will recognize ordinary income at that time equal to the excess of the fair market value of the shares on the exercise date over the exercise price of the incentive stock option and, subject to Section 162(m) of the Code, the Combined Company or the Sierra/MDLY Company, as applicable, will be entitled to a corresponding deduction for the taxable year in which the disqualifying disposition occurred. Any amount recognized upon a disqualifying disposition in excess of the fair market value of the shares on the exercise date of the incentive stock option will be treated as capital gain and will be treated as long-term capital gain if the shares have been held for more than one year. If the sales price is less than the sum of the exercise price of the incentive stock option and the amount included in ordinary income due to the disqualifying disposition, this amount will be treated as a short-term or long-term capital loss, depending upon whether the shares have been held for more than one year. Notwithstanding the above, individuals who are subject to the alternative minimum tax may recognize ordinary income upon exercise of an incentive stock option.

Under the Sierra Incentive Plan, incentive stock options may, at the option of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, compensation committee and with certain limitations under the tax law, be exercised in whole or in part with shares of common stock held by the participant. Such an exercise generally will be treated as a tax-free exchange of the shares of common stock surrendered (assuming the surrender of the previously-owned shares does not constitute a disqualifying disposition of those shares) for an equivalent number of shares of common stock received, and the equivalent number of shares received will have a tax basis equal to the tax basis of the surrendered shares. Shares of common stock received in excess of the number of shares surrendered generally will have a tax basis of zero.

Restricted Shares.    Restricted shares received pursuant to Awards will be considered subject to a substantial risk of forfeiture for federal income tax purposes. Any participant who receives such restricted shares who does not make the election described below recognizes no taxable income upon the receipt of the restricted shares and the Combined Company or the Sierra/MDLY Company, as applicable, is not entitled to a deduction at such time. When the forfeiture restrictions with respect to the restricted shares lapse the participant will recognize compensation income equal to the fair market value of the shares at that time and, subject to Section 162(m) of the Code, the Combined Company or the Sierra/MDLY Company, as applicable, will be entitled to a corresponding deduction. A participant’s tax basis in restricted shares will be equal to their fair market value when the forfeiture restrictions lapse , and the participant’s holding period for the shares will begin when the forfeiture restrictions lapse. Upon sale of the shares, the participant will recognize short-term or long-term gain or loss, depending upon whether the shares have been held for more than one year at the time of sale. Such gain or loss will be equal to the difference between the amount realized upon the sale of the shares and the tax basis of the shares in the participant’s hands.

Participants receiving restricted shares may make an election under Section 83(b) of the Code with respect to the shares. By making a Section 83(b) election, the participant elects to recognize compensation income with respect to the restricted shares when the shares are received rather than at the time the forfeiture restrictions lapse. The amount of such compensation income will be equal to the fair market value of the shares when the participant receives them (valued without taking the restrictions into account), and the Combined Company or the Sierra/MDLY Company, as applicable, will be entitled to a corresponding deduction at that time. By making a Section 83(b) election, the participant will recognize no additional compensation income with respect to the shares when the forfeiture restrictions lapse, and will instead recognize gain or loss with respect to the shares when they are sold. The participant’s tax basis in the shares with respect to which a Section 83(b) election is made will be equal to their fair market value when received by the participant, and the participant’s holding period for such shares begins at that time. If, however, the shares are subsequently forfeited to the Combined Company or the Sierra/MDLY Company, as applicable, the participant will not be entitled to claim a loss with respect to the shares to the extent of the income recognized by the participant upon the making of the Section 83(b) election. To make a Section 83(b) election, a participant must file an appropriate form of election with the IRS and with his or her employing entity, each within 30 days after restricted shares are received.

Restricted Stock Units.    Any participant who receives restricted stock units recognizes no taxable income upon the receipt of the restricted stock unit Award and the Combined Company or the Sierra/MDLY Company, as applicable, is not entitled to a deduction at such time. When the restricted stock units are settled the participant will recognize compensation income equal to the fair market value of the shares at that time and, subject to Section 162(m) of the Code, the Combined Company or the Sierra/MDLY Company, as applicable, will be entitled to a corresponding deduction. A participant’s tax basis in the shares received in settlement of restricted stock units will be equal to their fair market value when the shares are delivered to the participant in settlement of the restricted stock units, and the participant’s holding period for the shares will begin when such shares are delivered to the Participant. Upon sale of the shares, the participant will recognize short-term or long-term gain or loss, depending upon whether the shares have been held for more than one year at the time of sale. Such gain or loss will be equal to the difference between the amount realized upon the sale of the shares and the tax basis of the shares in the participant’s hands.

Dividend and Dividend Equivalents.    The full amount of dividends or other distributions of property made with respect to restricted shares before the lapse of any applicable restrictions will constitute compensation income, and the Combined Company or the Sierra/MDLY Company, as applicable, is entitled to a deduction at the same time and in the same amount as the income is realized by the participant (unless an election under Section 83(b) of the Code has been made). Dividend equivalents on restricted stock units (or other stock-based awards) will be taxed as additional compensation income at settlement, and the Combined Company or the Sierra/MDLY Company, as applicable, will be entitled to a deduction at the same time and in the same amount.

Section 162(m) Limitations.    Section 162(m) of the Code generally limits the deductibility of compensation in excess of $1,000,000 paid to certain executive officers. The officers covered by Section 162(m) include the principal executive officer, the principal financial officer, and the highest paid three officers whose total compensation is (or was) required to be disclosed to shareholders in the current year or a prior year (beginning in 2017).

Withholding.    The Combined Company or the Sierra/MDLY Company, as applicable, has the right to deduct from the payment of any Award all applicable income and employment taxes required by federal, state, local or foreign law to be withheld, or may require the participant to pay such withholding taxes to the Combined Company or the Sierra/MDLY Company, as applicable, as a condition of receiving payment of the Award. The participant has the right to satisfy his or her withholding tax obligations by transferring to the shares of the Combined Company or the Sierra/MDLY Company, as applicable, shares of Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, owned by the participant.

New Plan Benefits.    Because benefits under the Sierra Incentive Plan are discretionary and will depend on the actions of the Combined Company Board or the Sierra/MDLY Company Board, as applicable, or its respective compensation committee and the value of its common stock, it is not possible to determine the value of the benefits that will be received.

BASED UPON THE RECOMMENDATION OF THE SIERRA SPECIAL COMMITTEE, THE SIERRA BOARD UNANIMOUSLY RECOMMENDS THAT SIERRA STOCKHOLDERS VOTE “FOR” THE ADOPTION OF THE SIERRA INCENTIVE PLAN.

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal. A majority of the votes cast by the holders of Sierra Common Stock, as of the Sierra Record Date present or represented by proxy at the Sierra Special Meeting must affirmatively vote “FOR” the proposal in order for it to be approved (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions have the same effect as votes cast against the proposal, while “broker non-votes” will not be included in determining the number of votes cast and, as a result, do not affect the outcome.

SIERRA PROPOSAL #5: ADOPTION OF SIERRA CHARTER AMENDMENTS

To consider and vote upon the following proposals to amend the Sierra Charter to reflect amendments described in this Amended Joint Proxy Statement/Prospectus, which will become effective immediately after consummation of the Mergers, to:

•        conform certain provisions in the Sierra Charter more closely to provisions in the charters of other BDCs whose securities are listed and publicly traded on a national securities exchange (“Listed BDCs”) by removing provisions previously required by the Omnibus Guidelines promulgated by the North American Securities Administrators Association, Inc. (the “NASAA Guidelines”) and removing certain provisions that could impose unnecessary administrative burdens and expenses on Sierra arising from potential inconsistencies with the MGCL, the Investment Company Act and the listing rules of the NYSE, including amending provisions regarding (i) Sierra’s investment adviser, (ii) certain affiliated transactions, (iii) the offering of stock on a deferred-payment basis, (iv) distributions, (v) stockholder suitability and admission, (vi) share repurchase obligations, (vii) investment objectives and limitations, (viii) roll-up transactions, (ix) exculpation, indemnification, advancement of expenses and insurance, (x) stockholder access to reports and inspection of books and records, and (xi) certain conforming changes and other ministerial modifications (Charter Amendment Proposals A(i) through A(xi));

•        eliminate certain voting rights of Sierra Stockholders, including the right to direct that the Sierra Board cause Sierra to (i) amend the Sierra Charter, (ii) dissolve Sierra, (iii) approve the sale of all or substantially all of the assets of Sierra, or (iv) cause the merger or other reorganization of Sierra (Charter Amendment Proposal B);

•        eliminate the ability of the Sierra Stockholders to cause the dissolution of Sierra without the necessity for concurrence by the Sierra Board (Charter Amendment Proposal C);

•        permit the Sierra Stockholders, in addition to the Sierra Board, to adopt, alter or repeal any provision of the Sierra Bylaws and make new bylaws if such action is approved by the affirmative vote of a majority of all votes entitled to be cast on the matter (Charter Amendment Proposal D); and

•        remove language pertaining to the resolution of any conflict between the MGCL, the Sierra Charter and the Sierra Bylaws, on the one hand, and the NASAA Guidelines, on the other hand, from that section of the Sierra Charter delegating such authority to the Sierra Board (Charter Amendment Proposal E).

SIERRA PROPOSAL #5: APPROVAL OF CHARTER AMENDMENT PROPOSALS

In connection with the proposed Mergers and the obligations of Sierra under each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, and in anticipation of the listing of shares of Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, on the NYSE (the “Listing”), the Sierra Board considered amendments to the Sierra Charter. In light of the Mergers and the Listing, Sierra is proposing to amend the Sierra Charter. The proposed amendments contemplated by Charter Amendment Proposal A through Charter Amendment Proposal E, which are described in more detail below, make certain changes that the Sierra Board believes are appropriate for a Listed BDC. If approved, these changes to the Sierra Charter will go into effect contemporaneously with the Mergers. Sierra has agreed to permit Sierra Stockholders to vote on each of Charter Amendment Proposal A through Charter Amendment Proposal E independently. Approval of Charter Amendment Proposal A through Charter Amendment Proposal D are conditions to the consummation of the Mergers. If any of Charter Amendment Proposal A through Charter Amendment Proposal D is not approved by the required vote, one of the conditions to the consummation of the Mergers will not be satisfied. If Charter Amendment Proposal E is not approved by the required vote, the amendment described in the “Articles of Amendment” as identified below will not be submitted to SDAT. Approval of Charter Amendment Proposal E is not a condition to the consummation of the Mergers. For the avoidance of doubt, the effectiveness of the amendments is conditioned on the consummation of the MDLY Merger, and will not become effective if the MDLY Merger does not occur.

The following discussion summarizes the principal changes that Sierra is asking Sierra Stockholders to approve in connection with Sierra Proposal #5. This summary description is qualified in its entirety by the complete text of the proposed Third Articles of Amendment and Restatement of Sierra, a copy of which is attached as Appendix G to this Amended Joint Proxy Statement/Prospectus (the “New Sierra Charter”) and the Articles of Amendment to the New Sierra Charter, a copy of which is attached as Appendix H to this Amended Joint Proxy Statement/Prospectus (the “Articles of Amendment”). The New Sierra Charter attached as Appendix G is marked to show the changes made to the Sierra Charter and reflect the modifications proposed to be made by Charter Amendment Proposal A through Charter Amendment Proposal D (each as more fully described below). The Articles of Amendment attached as Appendix H would further amend the New Sierra Charter and reflect the modifications proposed to be made by Charter Amendment Proposal E (as more fully described below).

SIERRA PROPOSAL #5(A): APPROVAL OF CHARTER AMENDMENT PROPOSAL A
REMOVING PROVISIONS REQUIRED BY NASAA GUIDELINES

Background

Sierra conducted a continuous public offering of shares of Sierra Common Stock beginning on April 16, 2012, which was terminated on July 31, 2018, during which time period the shares of Sierra Common Stock were not listed on any securities exchange. As such, Sierra was required to register its continuous public offering with state securities administrators in each state in which Sierra desired to offer such shares. As a BDC, several states where Sierra wished to offer shares required Sierra to include various limitations imposed by the NASAA Guidelines in Sierra’s governing documents, including the Sierra Charter. Sierra is proposing to amend and restate the Sierra Charter to conform certain provisions of the Sierra Charter more closely to provisions in the charters of other Listed BDCs. The proposed amendments to the Sierra Charter would remove the limitations imposed by the NASAA Guidelines because they could impose an unnecessary administrative burden and expense on Sierra, are no longer required, and could put Sierra at a competitive disadvantage relative to its Listed BDC competitors whose charters do not contain these restrictions. Below are a number of proposals to remove the limitations imposed by the NASAA Guidelines from the Sierra Charter. Sierra has agreed to permit Sierra Stockholders to vote on each of such proposed amendments to the Sierra Charter independently.

The affirmative vote by the holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast as of the Sierra Record Date is necessary for approval of Charter Amendment Proposals A(i) through A(xi), which Sierra refers to collectively as “Charter Amendment Proposal A”.

Provisions Regarding Sierra’s Investment Adviser

Charter Amendment Proposal A(i): Relationship Between Sierra and its Investment Adviser

As of the date of this Amended Joint Proxy Statement/Prospectus, Sierra is externally managed by SIC Advisors, which is registered as an investment adviser with the SEC. Under the overall supervision and oversight of the Sierra Board, SIC Advisors has provided its investment advisory services under the Sierra Investment Advisory Agreement. As described in more detail above, following consummation of the Mergers or, in the alternative, the MDLY Merger, Sierra intends to list the Sierra Common Stock on the NYSE. Further, if the Mergers are consummated, the Combined Company’s investment management function will become internalized and Merger Sub will become a wholly owned subsidiary of the Combined Company or, in the alternative, if the MDLY Merger is consummated and the MCC Merger is not consummated, the Sierra/MDLY Company’s investment management function will become internalized and Merger Sub will become a wholly owned subsidiary of the Sierra/MDLY Company.

Article VIII and Article X of the Sierra Charter include a number of provisions that govern the relationship between Sierra and its investment adviser and the affiliates of such investment adviser. Among other things, the Sierra Charter requires that the Sierra Board monitor its investment adviser, limits the amount of fees Sierra can pay, and expenses that Sierra can reimburse, to its investment adviser, and requires that the term of Sierra’s investment advisory agreements be terminable by a majority of Sierra’s independent directors on 60 days’ notice or by the applicable investment adviser on 120 days’ notice, in each case, without penalty.

The New Sierra Charter removes the provisions pertaining to Sierra’s investment adviser because (i) these provisions, while customary for BDCs that are not listed on a public exchange and required to observe the NASAA Guidelines, would be atypical for a Listed BDC and (ii) the proposed Mergers or, in the alternative, the MDLY Merger will cause Sierra to become an internally-managed BDC, which will further render a number of these provisions superfluous.

Charter Amendment Proposal A(ii): Certain Affiliated Transactions

The Sierra Charter also contains numerous provisions that limit Sierra’s ability to engage in specific transactions with its investment advisers and their respective affiliates. These provisions were required to be included in the Sierra Charter under the NASAA Guidelines. In general, these provisions require that such transactions, which Sierra refers to as “affiliated transactions,” be approved by a majority of Sierra’s directors (including a majority of its independent directors). These provisions address a number of transactions, including joint ventures, sales and leases to and from Sierra, loans to and from Sierra, as well as general restrictions on affiliated transactions with Sierra’s investment advisers and their respective affiliates. The New Sierra Charter removes these limitations.

The MGCL and the Investment Company Act contain provisions relating to Sierra’s ability to engage in related party transactions. Under the MGCL, a transaction with any of Sierra’s directors or any other entity in which any of its directors is a director or has a material financial interest is not voidable solely because of the interest so long as, subject to certain disclosure requirements, the transaction is (a) approved by (1) a majority of the disinterested directors, even if they constitute less than a quorum, or (2) a majority of the votes entitled to be cast by Sierra Stockholders entitled to vote on the matter other than votes of shares owned by the interested person or entity or (b) fair and reasonable to Sierra. In addition, under the Investment Company Act, Sierra generally is prohibited from participating in transactions with certain of its affiliates without the prior approval of a majority of its independent directors, and in some cases, the SEC. Therefore, charters of Listed BDCs do not typically contain additional provisions that address affiliated transactions.

There are potential risks to this proposed amendment, as the removal of these provisions could increase the likelihood that Sierra would pursue affiliated transactions such as those described above, which, if such transactions involve overreaching by the Combined Company or the Sierra/MDLY Company, as applicable, or their respective affiliates, could adversely affect the Combined Company’s or the Sierra/MDLY Company’s, as applicable, results of operations and the value of an investment in the Combined Company or the Sierra/MDLY Company, as applicable. However, the Sierra Board does not believe that the removal of the limitations related to Sierra’s investment advisers and their respective affiliates will have a material or adverse effect on the Combined Company or the Sierra/MDLY Company, as applicable, because of the protections otherwise afforded by applicable law, particularly because after the consummation of the Mergers, the Combined Company’s or after consummation of only the MDLY Merger, the Sierra/MDLY Company’s, as applicable, investment management function will become internalized and, as a result, the risks posed to Sierra of conflicts of interest as a result of transactions with its investment adviser and its affiliates will be reduced or eliminated. Further, neither the Combined Company nor the Sierra/MDLY Company, as applicable, has any current intention to enter in to any affiliated transactions that currently are prohibited under the Sierra Charter.

Provisions Regarding the Issuance of Stock

Charter Amendment Proposal A(iii): Provisions Regarding Deferred Payments

The Sierra Charter limits Sierra’s ability to issue shares of Sierra Common Stock on a deferred-payment basis or other similar arrangement, unless certain enumerated conditions are met. If Charter Amendment Proposal A(iii) is approved, these restrictions will be removed and the Sierra Board will be able to issue stock in any manner permitted by the MGCL, the New Sierra Charter and the Investment Company Act. The Sierra Board recommends this change because it removes limitations on issuances of stock that the Sierra Board in the future could determine to be in the best interests of the Combined Company and the Combined Company Stockholders or the Sierra/MDLY Company and the Sierra/MDLY Company Stockholders, as applicable. Although Sierra believes this flexibility is advantageous, this proposed amendment does increase the likelihood that the Combined Company or the Sierra/MDLY Company, as applicable, will issue securities in exchange for a deferred payment, such as a promissory note, which could negatively impact the value of an investment in the Combined Company or the Sierra/MDLY Company, as applicable. However, Sierra has no current intention to issue any stock for a deferred payment, the issuance of which currently is prohibited under the Sierra Charter.

Charter Amendment Proposal A(iv): Provisions Regarding Distributions

The Sierra Charter includes specific provisions governing the investment adviser’s and the Sierra Board’s responsibilities relating to distributions and limiting the Sierra Board’s ability to authorize distributions-in-kind. The New Sierra Charter removes these provisions and, as a result, the MGCL would govern Sierra’s ability to pay distributions. The MGCL, among other things, permits stock dividends. Sierra believes that the removal of these provisions will conform the Sierra Charter more closely to charters of other Listed BDCs. In addition, as some BDCs have also paid stock dividends to preserve cash while satisfying applicable Code distribution requirements, the removal of the additional limitations on the Sierra Board’s ability to authorize distributions-in-kind may be advantageous to Sierra in the future.

Charter Amendment Proposal A(v): Provisions Regarding Stockholder Suitability and Admission

The Sierra Charter imposes certain suitability and minimum investment requirements on investors in Sierra Common Stock in accordance with the NASAA Guidelines. As provided in the Sierra Charter, these provisions will be of no further force or effect upon, among other events, the Listing. In the absence of the Listing, removal of these provisions would eliminate any potential confusion as to whether they apply following the Listing. Because these provisions pertaining to suitability and minimum investment requirements terminate upon the Listing, Sierra believes this amendment will have no practical effect on the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable.

Charter Amendment Proposal A(vi): Provisions Regarding Share Repurchase Obligations

Article V, Section 5.10 of the Sierra Charter describes the terms of Sierra’s share repurchase program, which provides liquidity to Sierra Stockholders in the absence of a public market for their shares. Article V, Section 5.11 of the Sierra Charter obligates Sierra to repurchase shares of Sierra Common Stock, at NAV, upon the death or disability of the holder thereof. Upon approval of the Mergers or only the MDLY Merger, and following the Listing, shares of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, will be traded on the NYSE and Sierra Stockholders will be able to obtain liquidity in the public market. As provided in the Sierra Charter, these provisions will be of no further force or effect upon, among other events, the Listing. The New Sierra Charter, if adopted, would remove provisions regarding Sierra’s share repurchase obligations. Share repurchase programs and mandatory repurchase obligations are not typically the subject of charter provisions of Listed BDCs or of other publicly traded corporations. Further, because these provisions terminate upon the Listing, Sierra believes this amendment will have no practical effect on the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable. Although Sierra believes this amendment is in the best interests of Sierra and Sierra Stockholders, if these provisions are removed, in the event that shares of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, trade at a discount to NAV, holders of Sierra Common Stock may receive less for their shares in the public market than they otherwise would have received under the current provisions of the Sierra Charter.

Charter Amendment Proposal A(vii): Provisions Regarding Investment Objectives and Limitations

As required by the NASAA Guidelines, the Sierra Charter includes specific provisions governing Sierra’s investment objectives and investment strategies. The New Sierra Charter removes these provisions. As a result, after the New Sierra Charter becomes effective, the limitations on the Combined Company’s or the Sierra/MDLY Company’s, as applicable, investment strategies will be provided by the MGCL and the provisions of the Investment Company Act applicable to BDCs, or as otherwise determined by the Combined Company Board or the Sierra/MDLY Company Board, as applicable. Sierra believes that the removal of these provisions will conform the Sierra Charter more closely to charters of other Listed BDCs and will provide the Combined Company or the Sierra/MDLY Company, as applicable, with the same flexibility that other Listed BDCs have to change their investment objectives and investment strategies for the benefit of Sierra Stockholders.

Charter Amendment Proposal A(viii): Provisions Regarding Roll-ups

Article XII of the Sierra Charter imposes procedural protections relating to transactions in which Sierra Stockholders must exchange their shares for securities of another entity, which the Sierra Charter refers to as “Roll-Up Transactions.” Among other protections and requirements, an appraisal of Sierra’s assets as of a date immediately prior to the announcement of the proposed Roll-Up Transaction must be obtained from an independent expert. Sierra Stockholders who vote against any proposed Roll-Up Transaction must be given the choice of (1) accepting the securities of the so-called “Roll-Up Entity” or (2) either (a) remaining Sierra Stockholders and preserving their interests therein on the same terms and conditions as existed previously or (b) receiving cash in an amount equal to their proportionate share of the appraised value of Sierra. In addition, Sierra is prohibited from participating in any Roll-Up Transaction in which certain stockholder rights in the Roll-Up Entity, such as voting and access to records, are less advantageous than those currently provided to Sierra Stockholders. Further, if the Roll-Up Transaction is not approved by Sierra Stockholders, the costs of the Roll-Up Transaction may not be borne by Sierra. If Charter Amendment Proposal A(viii) is approved and the Sierra Stockholders vote to approve a Roll-Up Transaction, the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable, will not receive the benefit of these protections. Sierra recommends this change to increase the Combined Company’s or the Sierra/MDLY

Company’s, as applicable, flexibility to enter into a Roll-Up Transaction that the Combined Company Board or the Sierra/MDLY Company Board, as applicable, determines to be in the best interests of the Combined Company or the Sierra/MDLY Company, as applicable, and its respective stockholders. Elimination of Article XII of the Sierra Charter will also conform the Sierra Charter more closely to charters of other Listed BDCs. Moreover, these restrictions are not typical of other Listed BDCs and could put the Combined Company or the Sierra/MDLY Company, as applicable, at a disadvantage relative to its BDC competitors as it relates to Roll-Up Transactions.

Charter Amendment Proposal A(ix): Provisions Regarding Exculpation, Indemnification, Advancement of Expenses and Insurance

The Sierra Charter provides for exculpation of Sierra’s directors and officers, and provides for indemnification of, and advancement of expenses to, its directors and officers, but contains certain limitations on exculpation and indemnification consistent with the limitations set forth in the NASAA Guidelines. In order to conform the Sierra Charter more closely to charters of other Listed BDCs, and to improve the Combined Company’s or the Sierra/MDLY Company’s, as applicable, ability to retain and recruit qualified and experienced directors and officers, Sierra is proposing to remove these limitations and instead provide that it shall exculpate its directors and officers and shall have the power to indemnify its directors and officers, in each case, to the maximum extent permitted by the MGCL. The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The MGCL also permits a Maryland corporation (unless its charter provides otherwise, which the New Sierra Charter will not) to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in the form of money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (x) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (y) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met. These provisions will provide Sierra’s directors and officers with broader and more comprehensive exculpation and indemnification rights than those that are currently included in the Sierra Charter, subject to the limitations of the Investment Company Act.

Although the Sierra Board believes that this change will improve the Combined Company’s or the Sierra/MDLY Company’s, as applicable, ability to retain and attract qualified directors and officers, the proposed amendment increases the likelihood that the Combined Company or the Sierra/MDLY Company, as applicable, and its respective stockholders will not be able to recover monetary damages from its directors if they fail to meet the statutory standard of conduct as a result of negligence or misconduct (as to any interested directors) and gross negligence or willful misconduct (as to any independent directors) or from its officers if they fail to satisfy their duties under the MGCL. In addition, the proposed amendment would permit indemnification of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, directors and officers in circumstances where indemnification is currently limited by the Sierra Charter. The reduced ability to recover from directors and officers and the enhanced right to indemnification would apply not only to future acts or omissions of directors or officers but also to acts or omissions prior to the date of the amendment. The proposed amendment also increases the possibility that the Combined Company or the Sierra/MDLY Company, as applicable, will incur significant defense costs that might have otherwise been borne by its respective directors, officers or investment advisers and their respective affiliates. Notwithstanding these considerations, these changes will place the Combined Company or the Sierra/MDLY Company, as applicable, in accord with its Listed BDC competitors, particularly those Listed BDCs in Maryland.

Charter Amendment Proposal A(x): Provisions Regarding Stockholder Access to Reports and Inspection of Books and Records

The New Sierra Charter removes provisions from the Sierra Charter relating to Sierra Stockholders’ ability to receive reports from Sierra, which currently are included in the Sierra Charter to meet requirements imposed by the

NASAA Guidelines. These provisions are inconsistent with the provisions of charters of other Maryland corporations, which generally rely on the MGCL and their bylaws to govern reports to stockholders. These provisions are also inconsistent with the provisions of charters of Listed BDCs, which generally rely upon state law, the Investment Company Act and the Exchange Act to govern reports to stockholders.

If Charter Amendment Proposal A(x) is approved, the Combined Company or the Sierra/MDLY Company, as applicable, will not be subject to a charter requirement to distribute an annual report with certain information required by the NASAA Guidelines. As a public reporting company, however, the Combined Company or the Sierra/MDLY Company, as applicable, will continue to be subject to the rules and regulations promulgated by the SEC related to annual reports as well as the general provisions of the MGCL requiring it to prepare an annual statement of affairs. Thus, Sierra expects that the Combined Company or the Sierra/MDLY Company, as applicable, will continue distributing an annual report to its respective stockholders disclosing the information required under the rules and regulations of the SEC and the MGCL.

In addition, the New Sierra Charter removes provisions under the Sierra Charter relating to Sierra Stockholders’ ability to inspect the books and records of Sierra, which were included in the Sierra Charter to meet requirements consistent with the NASAA Guidelines. Under the New Sierra Charter, the rights of stockholders to inspect the books and records of the Combined Company or the Sierra/MDLY Company, as applicable, will be limited to the rights provided for under the MGCL. The MGCL allows any stockholder of a corporation to inspect the corporation’s bylaws, minutes of stockholder proceedings, annual statements of affairs and voting trust agreements on file at the corporation’s principal office and to request a statement showing all stock and securities issued by the corporation during a specified period of not more than 12 months before the date of the request. However, the MGCL permits only stockholders who for at least six months have been stockholders of record of at least 5% of the outstanding stock of any class of the corporation to inspect the corporation’s books of account and stock ledger, to request a statement of the corporation’s affairs and to request a stockholder list. Sierra believes these changes will conform its charter more closely to the charters of other Listed BDCs incorporated in Maryland. Sierra believes the changes also enhance its anti-takeover defenses by making it more difficult for a potential acquirer to acquire shares of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, or to contact such stockholders for the purpose of trying to influence the Combined Company’s or the Sierra/MDLY Company’s, as applicable, management. Although Sierra believes the changes are in the best interest of the Combined Company or the Sierra/MDLY Company, as applicable, the proposed changes to the Sierra Charter may discourage others from trying to acquire control of the Combined Company or the Sierra/MDLY Company, as applicable, which may reduce the ability of stockholders to liquidate an investment in the Combined Company or the Sierra/MDLY Company, as applicable, or to receive a control premium for their shares of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable. The proposed changes may also make it more difficult for the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable, to communicate with each other to influence management, which could result in policies, actions or Board composition that are not as favorable to such stockholders as they might otherwise would be.

Charter Amendment Proposal A(xi): Conforming Changes and Other Ministerial Modifications

The New Sierra Charter reflects a number of changes and other modifications of a ministerial nature that are necessary in light of the changes described above that are being proposed in Charter Amendment Proposal A. These changes and modifications include, among other things, deletion and revision of definitions, references and cross-references and other provisions which are no longer applicable to Sierra or which need to be updated, and the necessary re-numbering and re-lettering of remaining provisions. These changes will be made as necessary to reflect the amendments proposed in Charter Amendment Proposals A(i) through A(x) that are approved by the Sierra Stockholders at the Sierra Special Meeting.

Summary of Specific Changes

Listed below, in summary form, are the specific changes that will be made to the Sierra Charter pursuant to Charter Amendment Proposal A if each of Charter Amendment Proposals A(i) through (xi) is approved by Sierra Stockholders at the Sierra Special Meeting. The below summary does not identify certain non-substantive changes to the Sierra Charter or changes that are described as part of Charter Amendment Proposal B through Charter Amendment Proposal E. Please see the marked version of the New Sierra Charter attached as Appendix G, which reflects all the changes proposed to be made to the Sierra Charter.

•        Revision to Section 4.1(f) to provide that Sierra elects to be subject to the provisions of Section 3-804(c) of the MGCL, which provides that only a majority of the Sierra Board may fill vacancies on the Sierra Board. This provision was previously accomplished by the filing of articles supplementary with SDAT.

•        Deletion of Section 5.5 of the Sierra Charter to remove provisions regarding limitations on Sierra’s ability to make arrangements for deferred payments on account of the purchase price of Sierra Common Stock.

•        Deletion of Section 5.6 of the Sierra Charter to remove provisions regarding the investment advisers’ responsibilities relating to distributions and regarding limitations on the Sierra Board’s ability to authorize distributions.

•        Deletion of Section 5.8 of the Sierra Charter to remove provisions regarding the suitability of Sierra Stockholders.

•        Deletion of Section 5.9 of the Sierra Charter to remove provisions regarding the limitations imposed on the admission of stockholders.

•        Deletion of Sections 5.10 and 5.11 of the Sierra Charter to remove the provisions regarding Sierra’s repurchase obligations.

•        Revision to Sections 7.2 and 7.3(a) of the Sierra Charter, and the deletion of Sections 7.3(b), 7.3(c) and 7.4 of the Sierra Charter, to remove restrictions on (a) exculpation and indemnification of, and advancement of expenses to, directors and officers, and (b) Sierra’s ability to incur the cost of certain insurance for Sierra’s investment advisers.

•        Deletion of Article VIII of the Sierra Charter to remove provisions regarding certain conflicts of interest and the supervision of, and payment of enumerated fees to, Sierra’s investment advisers and related provisions.

•        Deletion of Article IX of the Sierra Charter to remove the NASAA Guidelines provisions limiting Sierra’s investment objectives and limitations and investment strategies.

•        Deletion of Article X of the Sierra Charter to remove provisions restricting certain transactions between Sierra and its investment advisers, any director and their respective affiliates.

•        Deletion of Sections 11.2 and 11.4 to remove provisions regarding certain stockholder rights.

•        Deletion of Section 11.3 to eliminate certain additional stockholder rights of inspection beyond those provided by the MGCL.

•        Deletion of Article XII of the Sierra Charter to remove provisions regarding limitations on Roll-Up Transactions.

•        Deletion of definitions in Article XIII that will no longer be applicable as a result of the removal of certain provisions from the Sierra Charter.

•        Deletion of Section 14.1 of the Sierra Charter, which provides that the duration of the corporation is perpetual, as unnecessary under the MGCL.

THE SIERRA BOARD UNANIMOUSLY RECOMMENDS A VOTE
“FOR” CHARTER AMENDMENT PROPOSALS A(I) through A(xi).

The affirmative vote by the holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast as of the Sierra Record Date is necessary for approval of each of Charter Amendment Proposals A(i) through A(xi). You may vote for or against or abstain on each of Charter Amendment Proposals A(i) through A(xi). Abstentions and broker non-votes will not count as affirmative votes cast and will therefore have the same effect as votes against each of Charter Amendment Proposals A(i) through A(xi). Proxies received will be voted “FOR” the approval of each of Charter Amendment Proposals A(i) through A(xi) unless Sierra Stockholders designate otherwise.

SIERRA PROPOSAL #5(B): APPROVAL OF CHARTER AMENDMENT PROPOSAL B
Provisions Regarding VOTING RIGHTS OF sierra STOCKHOLDERS

Article XI, Section 11.1 of the Sierra Charter provides certain voting rights for Sierra Stockholders, including the right to direct that the Sierra Board cause Sierra to (i) amend the Sierra Charter, (ii) dissolve Sierra, (iii) approve the sale of all or substantially all of the assets of Sierra, or (iv) cause the merger or other reorganization of Sierra. These provisions may conflict with the MGCL because, in each case, under the MGCL the underlying corporate action requires that the Sierra Board first exercise its independent business judgment pursuant to the standard of conduct applicable to directors under Maryland law to declare such action advisable. Except in limited circumstances not applicable here, it is not clear that the MGCL permits a Maryland corporation to grant to its stockholders the power to compel the board of directors to make such a declaration without the directors exercising their independent business judgment. The New Sierra Charter removes the language permitting the Sierra Stockholders to cause the Sierra Board to (i) amend the Sierra Charter, (ii) dissolve Sierra, (iii) approve the sale of all or substantially all of the assets of Sierra, or (iv) cause the merger or other reorganization of Sierra. If the MGCL does not permit the grant of this power to a Maryland corporation’s stockholders, these amendments will have no effect. But if the MGCL permits a Maryland corporation to grant to the stockholders the power to compel the board of directors to make such a declaration and take the corresponding action without the directors exercising their independent business judgment, Sierra believes that Section 11.1 in the Sierra Charter dramatically weakens anti-takeover defenses by making it significantly easier for a potential acquirer to acquire control of the Combined Company or the Sierra/MDLY Company, as applicable. Therefore, Sierra believes that the elimination of Section 11.1 enhances anti-takeover defenses by making it more difficult for a potential acquirer to acquire control of the Combined Company or the Sierra/MDLY Company, as applicable. In addition, these provisions are atypical in a Listed BDC. Although Sierra believes that the changes are in the best interest of the Combined Company or the Sierra/MDLY Company, as applicable, the proposed changes to the Sierra Charter may discourage others from trying to acquire control of the Combined Company or the Sierra/MDLY Company, as applicable, which may reduce a stockholder’s ability to liquidate an investment in the Combined Company or the Sierra/MDLY Company, as applicable, or to receive a control premium for the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable.

Summary of Specific Change

Listed below is the specific change that will be made to the Sierra Charter pursuant to Charter Amendment Proposal B if Charter Amendment Proposal B is approved by Sierra Stockholders at the Sierra Special Meeting.

•        Deletion of Section 11.1 of the Sierra Charter.

THE SIERRA BOARD UNANIMOUSLY RECOMMENDS A VOTE
“FOR” CHARTER AMENDMENT PROPOSAL B.

The affirmative vote by the holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast as of the Sierra Record Date is necessary for approval of Charter Amendment Proposal B. You may vote for or against or abstain on Charter Amendment Proposal B. Abstentions and broker non-votes will not count as affirmative votes cast and will therefore have the same effect as votes against Charter Amendment Proposal B. Proxies received will be voted “FOR” the approval of Charter Amendment Proposal B unless Sierra Stockholders designate otherwise.

SIERRA PROPOSAL #5(C): APPROVAL OF CHARTER AMENDMENT PROPOSAL C
Provisions Regarding VOTING RIGHTS OF sierra STOCKHOLDERS

Article XIV, Section 14.2 of the Sierra Charter purports to permit the Sierra Stockholders to voluntarily dissolve Sierra. This provision may conflict with the MGCL. Under the MGCL, a Maryland corporation registered as a closed-end investment company under the Investment Company Act may, among other things, include in its charter a requirement that the corporation submit to its stockholders a proposal to, among other things, dissolve even if its board of directors fails to recommend the proposal or declare the proposal advisable (or recommends that the stockholders reject it). In all other circumstances, the MGCL requires that the Sierra Board first exercise its independent business judgment consistent with the standard of conduct applicable to directors under Maryland law and declare that dissolution is advisable. It is not clear that the MGCL permits a BDC, which is not a registered closed-end fund under the Investment Company Act, to grant to its stockholders in its charter the power to dissolve the corporation without the board of directors first declaring the action advisable. The New Sierra Charter removes this language to ensure consistency with the MGCL. Further, the New Sierra Charter removes this language to discourage potential acquirers who might seek to explore short term discounts to NAV at the expense of the long-term best interests of the Combined Company or the Sierra/MDLY Company, as applicable, and its respective stockholders.

If the MGCL does not permit the grant of this power to the Sierra Stockholders, these changes will have no effect. But if the MGCL permits a Sierra to grant to the Sierra Stockholders in the Sierra Charter the power to dissolve the corporation without the board of directors first declaring the action advisable, although Sierra believes that the changes are in the best interests of the Combined Company or the Sierra/MDLY Company, as applicable, the proposed changes to the Sierra Charter eliminate the ability of the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable, to cause the dissolution of the corporation, which will delete an alternative to eliminate any trading discount to NAV and may discourage others from trying to acquire control of the Combined Company or the Sierra/MDLY Company, as applicable, which may reduce a stockholder’s ability to liquidate an investment in the Combined Company or the Sierra/MDLY Company, as applicable, or to receive a control premium for its common stock.

Summary of Specific Change

Listed below is the specific change that will be made to the Sierra Charter pursuant to Charter Amendment Proposal C if Charter Amendment Proposal C is approved by Sierra Stockholders at the Sierra Special Meeting.

•        Deletion of Section 14.2 of the Sierra Charter.

THE SIERRA BOARD UNANIMOUSLY RECOMMENDS A VOTE
“FOR” CHARTER AMENDMENT PROPOSAL C.

The affirmative vote by the holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast on the matter as of the Sierra Record Date is necessary for approval of Charter Amendment Proposal C. Sierra Stockholders may vote for or against or abstain on Charter Amendment Proposal C. Abstentions and broker non-votes will not count as affirmative votes cast and will therefore have the same effect as votes against Charter Amendment Proposal C. Proxies received will be voted “FOR” the approval of Charter Amendment Proposal C unless Sierra Stockholders designate otherwise.

SIERRA PROPOSAL #5(D): APPROVAL OF CHARTER AMENDMENT PROPOSAL D
PROVIDING SIERRA STOCKHOLDERS THE RIGHT TO AMEND THE SIERRA BYLAWS

Background

The Sierra Board recommends for your approval an amendment to the Sierra Charter to provide that the Sierra Bylaws may be amended by the vote of a majority of the entire Sierra Board or by the Sierra Stockholders by the affirmative vote of a majority of all the votes entitled to be cast on the matter, subject to certain limitations. Currently, Article V, Section 5.7 of the Sierra Charter provides that the Sierra Board has the exclusive power to make, alter, amend or repeal the Sierra Bylaws.

The Sierra Board is committed to strong and effective corporate governance and monitors regularly its corporate governance policies and practices. After careful consideration, the Sierra Board believes that allowing the Sierra Stockholders the right to amend the Sierra Bylaws by the affirmative vote of a majority of all the votes entitled to be cast on the matter is in Sierra’s best interests and in the best interests of the Sierra Stockholders. If this Charter Amendment Proposal D is approved by the Sierra Stockholders, the Sierra Board intends to similarly amend the bylaws of the Combined Company or the Sierra/MDLY Company, as applicable. If this Charter Amendment Proposal D is not approved by the Sierra Stockholders, then Sierra will not amend the Sierra Charter to provide this right to Sierra Stockholders and the New Sierra Charter will continue to provide that the Sierra Board has the exclusive power to make, alter, amend or repeal the Sierra Bylaws.

Summary of Specific Change

Listed below is the specific change that will be made to the Sierra Charter pursuant to Charter Amendment Proposal D if Charter Amendment Proposal D is approved by Sierra Stockholders at the Sierra Special Meeting.

•        Addition of provision in Section 5.5 (formerly Section 5.7), following the deletion of Sections 5.5 and 5.6 of the Sierra Charter, permitting the Sierra Stockholders, in addition to the Sierra Board, to adopt, alter or repeal any provision of the Sierra Bylaws and make new bylaws if such action is approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, except that the Sierra Stockholders shall not have the power to alter or repeal any provision of the Sierra Bylaws (a) subjecting Sierra to the Investment Company Act or (b) providing indemnification or advancement rights to any person.

THE SIERRA BOARD UNANIMOUSLY RECOMMENDS A VOTE
“FOR” CHARTER AMENDMENT PROPOSAL D.

The affirmative vote by the holders of shares of Sierra Common Stock entitled to cast a majority of all the votes entitled to be cast on the matter as of the Sierra Record Date is necessary for approval of Charter Amendment Proposal D. Sierra Stockholders may vote for or against or abstain on Charter Amendment Proposal D. Abstentions and broker non-votes will not count as affirmative votes cast and will therefore have the same effect as votes against Charter Amendment Proposal D. Proxies received will be voted “FOR” the approval of Charter Amendment Proposal D unless Sierra Stockholders designate otherwise.

SIERRA PROPOSAL #5(E): APPROVAL OF CHARTER AMENDMENT PROPOSAL E
Provisions Regarding DETERMINATIONS BY THE BOARD OF DIRECTORS

Article IV, Section 4.6 of the Sierra Charter provides that, with certain limitations, determinations as to certain matters made in good faith by the Sierra Board shall be final and conclusive and binding upon Sierra and Sierra Stockholders. The Articles of Amendment remove language pertaining to the resolution of any conflict between the MGCL, the Sierra Charter and the Sierra Bylaws, on the one hand, and the NASAA Guidelines, on the other hand, from Section 4.6 of the Sierra Charter. Sierra will no longer be subject to the NASAA Guidelines and this language is unnecessary.

Summary of Specific Change

Listed below is the specific change that will be made to the Sierra Charter through the Articles of Amendment pursuant to Charter Amendment Proposal E if Charter Amendment Proposal E is approved by Sierra Stockholders at the Sierra Special Meeting.

•        Deletion of references to the NASAA Guidelines in Section 4.6 of the Sierra Charter.

THE SIERRA BOARD UNANIMOUSLY RECOMMENDS A VOTE
“FOR” CHARTER AMENDMENT PROPOSAL e.

The affirmative vote by the holders of shares of Sierra Common Stock entitled to cast at least two-thirds of all the votes entitled to be cast as of the Sierra Record Date is necessary for approval of Charter Amendment Proposal E. You may vote for or against or abstain on Charter Amendment Proposal E. Abstentions and broker non-votes will not count as affirmative votes cast and will therefore have the same effect as votes against Charter Amendment Proposal E. Proxies received will be voted “FOR” the approval of Charter Amendment Proposal E unless Sierra Stockholders designate otherwise.

SIERRA PROPOSAL #6: APPROVAL OF THE NEW SIERRA
INVESTMENT ADVISORY AGREEMENT

Background

SIC Advisors currently provides investment advisory services to Sierra pursuant to the Sierra Investment Advisory Agreement. The Sierra Investment Advisory Agreement was initially approved by the Sierra Board on April 5, 2012. Most recently, the Sierra Board held an in-person meeting on April 4, 2019, in order to consider and approve the annual approval and continuation of the Sierra Investment Advisory Agreement, which was approved for a period of one additional year, which will expire on April 17, 2020.

In the MCC Merger, MCC would, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra, with Sierra continuing as the surviving company in the MCC Merger. In the MDLY Merger, MDLY would, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the MDLY Merger. As a result of the foregoing, the investment management function of the Combined Company or the Sierra/MDLY Company, as applicable, will become internalized, and its wholly owned registered investment adviser will serve as its investment adviser. As a result of the consummation of Mergers or the consummation of only the MDLY Merger, as applicable, and the change of the entity serving as investment adviser to the Combined Company or the Sierra/MDLY Company, as applicable, an assignment of the Sierra Investment Advisory Agreement will occur under the Investment Company Act. This assignment will result in the automatic termination of the Sierra Investment Advisory Agreement, as required by Section 15 of the Investment Company Act and the terms of the Sierra Investment Advisory Agreement.

Following completion of the Mergers or the MDLY Merger, if approved by the Sierra Stockholders, MCC Advisors will serve as the investment adviser to the Combined Company or the Sierra/MDLY Company, applicable. In order for MCC Advisors to serve as the investment adviser to the Combined Company or the Sierra/MDLY Company upon the closing of the Mergers or the closing of the MDLY Merger, as applicable, the Investment Company Act requires that the New Sierra Investment Advisory Agreement be approved by both (i) a majority of the members of the Sierra Board who are not “interested persons,” as defined by Section 2(a)(19) of the Investment Company Act (the “Non-Interested Directors”), and (ii) holders of “a majority of its outstanding voting securities,” as such term is defined under the Investment Company Act. At an in-person meeting of the Sierra Board on November 6, 2018, based upon the recommendation of the Sierra Special Committee, the Sierra Board, including all of the Non-Interested Directors, voted unanimously to (i) approve the New Sierra Investment Advisory Agreement, the terms and conditions of which are identical to those of the Sierra Investment Advisory Agreement in all material respects, and (ii) recommend that the Sierra Stockholders approve the New Sierra Investment Advisory Agreement.

If approved by the Sierra Stockholders, the New Sierra Investment Advisory Agreement will be executed on behalf of the Combined Company or the Sierra/MDLY Company, as applicable, and become effective upon the closing of the Mergers or the MDLY Merger, as applicable. The MCC Merger Closing and the Amended MDLY Merger Agreement is conditioned upon, among other things, approval of the New Sierra Investment Advisory Agreement by the Sierra Stockholders.

The Sierra Stockholders are being asked to approve the New Sierra Investment Advisory Agreement between Sierra and MCC Advisors if the Mergers or the MDLY Merger are consummated. The terms and conditions of the New Sierra Investment Advisory Agreement are substantially identical to those of the Sierra Investment Advisory Agreement. The primary differences between the Sierra Investment Advisory Agreement and the New Sierra Investment Advisory Agreement are that the latter eliminates certain provisions relating to Sierra’s continuous offering that was terminated effective as of July 31, 2018, and reflects an expense reimbursement structure that more closely aligns with that of a listed BDC, rather than a non-traded BDC. The Sierra Board believes the approval of the New Sierra Investment Advisory Agreement will provide continuity of advisory services to Sierra, and believes it to be in the best interests of Sierra and the Sierra Stockholders.

Following the completion of the Mergers or only the MDLY Merger, as applicable, the Combined Company or the Sierra/MDLY Company, as applicable, will maintain Sierra’s current investment objective, which is to generate current income, and to a lesser extent, long-term capital appreciation by primarily lending to and investing in the debt of privately-owned U.S. middle-market companies. The Combined Company and the Sierra/MDLY Company, as

applicable, also will continue to pursue the same principal investment strategies as Sierra, which focuses primarily on sourcing investments in private U.S. companies as it seeks to construct a portfolio that generates what it believes to be superior risk adjusted returns, and is centered around three principles including (i) disciplined due diligence of each company’s credit fundamentals; (ii) a detailed and customized structuring process for directly originated investments and (iii) regular and ongoing monitoring of the portfolio and proactive risk management.

If the MCC Merger or the MDLY Merger is not consummated, SIC Advisors will continue to serve as Sierra’s investment adviser pursuant to the Sierra Investment Advisory Agreement, subject to the supervision of the Sierra Board.

Summary of the Terms and Conditions of the Sierra Investment Advisory Agreement and the New Sierra Investment Advisory Agreement

A copy of the New Sierra Investment Advisory Agreement is attached to this Amended Joint Proxy Statement/Prospectus as Appendix J. The following description of the terms and conditions of the New Sierra Investment Advisory Agreement is only a summary of its material terms. You should refer to Appendix J for the New Sierra Investment Advisory Agreement, and the description of the New Sierra Investment Advisory Agreement set forth in this Amended Joint Proxy Statement/Prospectus is qualified in its entirety by reference to Appendix J.

SIC Advisors has served as the investment adviser to Sierra since the commencement of Sierra’s operations in April 2012, pursuant to the terms of the Sierra Investment Advisory Agreement, as renewed from time to time by the Sierra Board. If approved by the Sierra Stockholders at the Sierra Special Meeting, MCC Advisors will provide the same advisory services pursuant the terms of the New Sierra Investment Advisory Agreement as SIC Advisors currently provides pursuant to the Sierra Investment Advisory Agreement. The terms and conditions of the New Sierra Investment Advisory Agreement are substantially identical in all material respects to the Sierra Investment Advisory Agreement. Following approval by the Sierra Stockholders in the manner required by the Investment Company Act, the New Sierra Investment Advisory Agreement will become effective immediately following the closing of the Mergers. The New Sierra Investment Advisory Agreement will remain in effect for a period of two years. Unless earlier terminated, the New Sierra Investment Advisory Agreement will remain in effect from year-to-year thereafter if approved annually at an in-person meeting of the Combined Company Board or the Sierra/MDLY Company Board, as applicable, by a majority of Combined Company’s or the Sierra/MDLY Company’s, as applicable, Non-Interested Directors, and either the Combined Company Board or the Sierra/MDLY Company Board, as applicable, or the holders of a majority of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, outstanding voting securities.

Advisory and Other Services

The terms and conditions of the Sierra Investment Advisory Agreement and the New Sierra Investment Advisory Agreement are substantially identical in all material respects. Under the terms of the New Sierra Investment Advisory Agreement, subject to the supervision of the Combined Company Board or the Sierra/MDLY Company Board, as applicable, MCC Advisors will manage the Combined Company’s or the Sierra/MDLY Company’s, as applicable, day-to-day operations and provide investment advisory services to the Combined Company or the Sierra/MDLY Company, as applicable, in each case in accordance with the Combined Company’s or the Sierra/MDLY Company’s, as applicable, investment objectives, policies, and restrictions. Under the terms of the New Sierra Investment Advisory Agreement, MCC Advisors will be responsible for the following:

•        determining the composition and allocation of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, investment portfolio, the nature and timing of any changes to its portfolio and the manner of implementing such changes;

•        identifying and evaluating the structure of the investments made by the Combined Company or the Sierra/MDLY Company, as applicable;

•        performing due diligence on prospective portfolio companies;

•        executing, closing, servicing and monitoring the Combined Company’s or the Sierra/MDLY Company’s, as applicable, investments;

•        determining the securities and other assets that the Combined Company or the Sierra/MDLY Company, as applicable, will purchase, retain or sell;

•        providing the Combined Company or the Sierra/MDLY Company, as applicable, with such other investment advisory, research and related services as it may, from time to time, reasonably require for the investment of its funds; and

•        to the extent permitted under the Investment Company Act and the Advisers Act, on the Combined Company’s or the Sierra/MDLY Company’s, as applicable, behalf, and in coordination with any sub-adviser and administrator, providing significant managerial assistance to those portfolio companies to which the Combined Company or the Sierra/MDLY Company, as applicable, is required to provide such assistance under the Investment Company Act, including utilizing appropriate personnel of MCC Advisors to, among other things, monitor the operations of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation.

Under the New Sierra Investment Advisory Agreement, MCC Advisors will have a fiduciary responsibility for the safeguarding and use of all of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, funds and assets. MCC Advisors would also be subject to liability under both the Investment Company Act and the Advisers Act for a breach of these fiduciary duties.

MCC Advisors will be primarily responsible for initially identifying, evaluating and structuring the Combined Company’s or the Sierra/MDLY Company’s, as applicable, investments. These activities will be carried out by its investment teams and subject to the oversight of MCC Advisors’ senior investment personnel. Each investment that the Combined Company or the Sierra/MDLY Company, as applicable, makes will require the approval of MCC Advisors before the investment may be made.

The services MCC Advisors will provide to the Combined Company or the Sierra/MDLY Company, as applicable, will not be exclusive, and MCC Advisors may engage in any other business or render similar services to other entities so long as its services to Sierra are not impaired.

Management Fees

The management fees under the New Sierra Investment Advisory Agreement will be calculated in a manner identical to that of the Sierra Investment Advisory Agreement. The Combined Company or the Sierra/MDLY Company, as applicable, will pay MCC Advisors a fee for its services under the New Sierra Investment Advisory Agreement consisting of two components: a base management fee and an incentive fee. Sierra believes that this fee structure will benefit the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable, by aligning the compensation of MCC Advisors with the Combined Company’s or the Sierra/MDLY Company’s, as applicable, overall investment performance. The cost of both the base management fee and the incentive fee will ultimately be borne by the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable.

Base Management Fee

The base management fee is calculated at an annual rate of 1.75% of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, gross assets and is payable quarterly in arrears. For purposes of calculating the base management fee, the term “gross assets” includes any assets acquired with the proceeds of leverage, including the fair value of the Combined Company’s investment in Merger Sub. As a result, MCC Advisors will receive a higher base management fee when the Combined Company or the Sierra/MDLY Company, as applicable, incurs debt or uses leverage. The base management fee is calculated based on the Combined Company’s or the Sierra/MDLY Company’s, as applicable, gross assets at the end of each completed calendar quarter. Base management fees for any partial quarter will be appropriately pro-rated.

Incentive Fee

The incentive fee is divided into two parts: (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The subordinated incentive fee on income for each quarter will be calculated as follows:

•        No subordinated incentive fee on income is payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on the Combined Company’s or the Sierra/MDLY Company’s, as applicable, net assets at the end of the immediately preceding fiscal quarter. The Combined Company or the Sierra/MDLY Company, as applicable, refers to this as the preferred quarterly return.

•        All of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, pre-incentive fee net investment income, if any, that exceeds the preferred quarterly return, but is less than or equal to 2.1875% on the Combined Company’s or the Sierra/MDLY Company’s, as applicable, net assets at the end of the immediately preceding fiscal quarter in any quarter, is payable to MCC Advisors. The Combined Company or the Sierra/MDLY Company, as applicable, refers to this portion of its subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, pre-incentive fee net investment income when its pre-incentive fee net investment income exceeds 2.1875% on the Combined Company’s or the Sierra/MDLY Company’s, as applicable, net assets at the end of the immediately preceding fiscal quarter in any quarter.

•        For any quarter in which the Combined Company’s or the Sierra/MDLY Company’s, as applicable, pre-incentive fee net investment income exceeds 2.1875% on the Combined Company’s or the Sierra/MDLY Company’s, as applicable, net assets at the end of the immediately preceding fiscal quarter, the subordinated incentive fee on income shall equal 20% of the amount of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

•        Pre-incentive fee net investment income is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus the Combined Company’s or the Sierra/MDLY Company’s, as applicable, operating expenses for the quarter, including the base management fee, expenses payable under its administration agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

An incentive fee on capital gains will be earned on investments sold and shall be determined and payable in arrears as of the end of each calendar year during which the New Sierra Investment Advisory Agreement is in effect. If the New Sierra Investment Advisory Agreement is terminated, the incentive fee on capital gains will become payable as of the effective date of such termination. The incentive fee on capital gains is based on the Combined Company’s or the Sierra/MDLY Company’s, as applicable, realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, which the Combined Company or the Sierra/MDLY Company, as applicable, refers to as “net realized capital gains.” The incentive fee on capital gains equals 20% of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, net realized capital gains, less the aggregate amount of any previously paid incentive fee on capital gains.

Expenses

Under the New Sierra Investment Advisory Agreement, the Combined Company or the Sierra/MDLY Company, as applicable, shall bear costs and expenses, including (without limitation): all direct and indirect costs and expenses incurred by MCC Advisors for office space rental, office equipment, utilities and other non-compensation related overhead allocable to performance of investment advisory services by MCC Advisors under the New Sierra Investment Advisory Agreement; corporate, organizational and offering expenses relating to offerings of shares of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, subject to limitations included in the New Sierra Investment Advisory Agreement; the cost of calculating the Combined Company’s or the Sierra/MDLY Company’s, as applicable, NAV, including the cost of any third-party valuation firms; offerings of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, and other securities; fees and expenses associated with performing due diligence reviews of prospective investments; transfer agent and custodial fees; fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events); federal and state registration fees; all costs of registration and listing the shares of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, on any securities exchange; federal, state and local taxes; independent directors’ fees and expenses; brokerage commissions for the Combined Company’s or the Sierra/MDLY Company’s, as applicable, investments; costs of proxy statements, stockholders’ reports and notices; fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums; direct costs such as printing, mailing, long distance telephone and staff costs associated with the Combined Company’s or the Sierra/MDLY Company’s, as applicable, reporting and compliance obligations under the Investment Company Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act; fees and expenses associated with accounting, independent audits and outside legal costs; all other expenses incurred by the Combined Company or the Sierra/MDLY Company, as applicable, or MCC Advisors in connection with administering the Combined Company’s or the Sierra/MDLY Company’s, as applicable, business, including expenses incurred by the Combined Company’s or the Sierra/MDLY Company’s, as applicable, administrator, Medley Capital LLC, in performing administrative services for the Combined Company or the Sierra/MDLY Company, as applicable; and the reimbursement of the compensation of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, Chief Financial Officer and Chief Compliance Officer and their respective staffs paid by Medley Capital LLC.

Term, Continuance and Termination

The continuance and termination provisions under the New Sierra Investment Advisory Agreement are identical to the continuance and termination provisions under the Sierra Investment Advisory Agreement. The New Sierra Investment Advisory Agreement is subject to the Investment Company Act’s Section 15(c) approval process and specifically provides that it will remain in effect for two years from its effective date, and thereafter from year-to-year, subject to approval by the Combined Company Board or the Sierra/MDLY Company Board, as applicable, or a vote of a majority of the outstanding voting securities of the Combined Company or the Sierra/MDLY Company, as applicable, and by approval of a majority of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, Non-Interested Directors. The New Sierra Investment Advisory Agreement may be terminated at any time, without the payment of any penalty, by the vote of a majority of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, Non-Interested Directors or by a vote of a majority of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, outstanding voting securities, on 60 days’ prior written notice to MCC Advisors, or by MCC Advisors at any time, without the payment of any penalty, on 120 days’ prior written notice to the Combined Company or the Sierra/MDLY Company, as applicable.

Indemnification

The indemnification provisions under the New Sierra Investment Advisory Agreement will be identical to the indemnification provisions under the Sierra Investment Advisory Agreement. The New Sierra Investment Advisory Agreement provides that MCC Advisors and each of its directors, officers, stockholders or members (and their stockholders or members, including the owners of their stockholders or members), agents, employees, controlling persons (as determined under the Investment Company Act) and any other person or entity affiliated with, or acting on behalf of, MCC Advisors shall not be liable to the Combined Company or the Sierra/MDLY Company, as applicable, for any action taken or omitted to be taken by MCC Advisors in connection with the performance of any of their duties or obligations under the New Sierra Investment Advisory Agreement (except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services), and the Combined Company or the Sierra/MDLY Company, as applicable, shall indemnify, defend and protect such person or entities and hold them harmless from and against all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Combined Company or the Sierra/MDLY Company, as applicable, or its stockholders) arising out of or otherwise based upon the performance of any of such persons’ duties or obligations under the New Sierra Investment Advisory Agreement to the extent such losses, damages, liabilities, cost and expenses are not fully reimbursed by insurance and otherwise to the fullest extent such indemnification would not be inconsistent with the New Sierra Charter, the Investment Company Act, or the laws of the State of Maryland.

The New Sierra Investment Advisory Agreement also provides that MCC Advisors shall indemnify the Combined Company or the Sierra/MDLY Company, as applicable, and its affiliates and controlling persons (as determined under the Investment Company Act), for any losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) that the Combined Company or the Sierra/MDLY Company, as applicable, or its affiliates and controlling persons may sustain as a result of MCC Advisors’ willful misfeasance, bad faith, gross negligence, reckless disregard of its duties under the New Sierra Investment Advisory Agreement or violation of applicable law, including, without limitation, the federal and state securities laws.

The New Sierra Investment Advisory Agreement further provides that MCC Advisors and its directors, officers, stockholders or members (and their stockholders or members, including the owners of their stockholders or members), agents, employees, controlling persons (as determined under the Investment Company Act), and any other person or entity affiliated with, or acting on behalf of MCC Advisors are not entitled to indemnification from the Combined Company or the Sierra/MDLY Company, as applicable, for any liability or loss suffered by them, nor will they be held harmless for any loss or liability suffered by the Combined Company or the Sierra/MDLY Company, as applicable, unless all of the following conditions are met: (i) the indemnified party has determined, in good faith, that the course of conduct which caused the loss or liability was in the Combined Company’s or the Sierra/MDLY Company’s, as applicable, best interests; (ii) the indemnified party was acting on behalf of or performing services for the Combined Company or the Sierra/MDLY Company, as applicable; (iii) such liability or loss was not the result of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties under the New Sierra Investment Advisory Agreement; and (iv) such indemnification or agreement to hold harmless is recoverable only out of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, net assets and not from Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable.

Board Consideration of Approval of the New Sierra Investment Advisory Agreement

Based upon the recommendation of the Sierra Special Committee, the Sierra Board, including all of the Non-Interested Directors, unanimously approved the New Sierra Investment Advisory Agreement on November 6, 2018.

In evaluating the New Sierra Investment Advisory Agreement, the Sierra Board reviewed certain materials furnished separately by MCC Advisors and Eversheds Sutherland relevant to its decision. Those materials included a copy of the New Sierra Investment Advisory Agreement; a memorandum from Eversheds Sutherland outlining the legal principles that are applicable to consideration of the approval of the New Sierra Investment Advisory Agreement by the Sierra Board; MCC Advisors’ response to certain questions to assist in the Sierra Board’s consideration of the approval of the New Sierra Investment Advisory Agreement; and other supporting documents and attachments. Representatives of the MCC Advisors discussed with the Sierra Board the New Sierra Investment Advisory Agreement, and indicated their belief that, as a consequence of the New Sierra Investment Advisory Agreement, the operations of MCC Advisors and its ability to provide advisory services to the Combined Company or the Sierra/MDLY Company, as applicable, would not be adversely affected.

In its consideration of the New Sierra Investment Advisory Agreement, the Sierra Board as well as the Sierra Special Committee focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to the Combined Company or the Sierra/MDLY Company, as applicable, by MCC Advisors; (b) the investment performance of MCC Advisors; (c) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives; (d) the Combined Company’s or the Sierra/MDLY Company’s, as applicable, projected operating expenses and expense ratio compared to BDCs with similar investment objectives; (e) any existing and potential sources of indirect income to MCC Advisors from its relationships with the Combined Company or the Sierra/MDLY Company, as applicable, and the profitability of those relationships; (f) information about the services to be performed and the personnel performing such services under the New Sierra Investment Advisory Agreement; (g) the organizational capability and financial condition of MCC Advisors and its affiliates; (h) possible economies of scale arising from the Combined Company’s or the Sierra/MDLY Company’s, as applicable, size and/or anticipated growth; and (i) possible alternative fee structures or bases for determining fees. The Sierra Special Committee took into consideration that that investment performance of Sierra and MCC generally was below that of BDCs with similar investment objectives and that their advisory fees and operating expenses generally were higher than those of BDCs with similar investment objectives. The Sierra Special Committee also considered management’s discussion of Sierra’s and MCC’s relative investment performance and expenses.

The Sierra Special Committee met in executive session with S&W regarding the approval of the New Sierra Investment Advisory Agreement. Based on the information reviewed and discussions held with respect to each of the foregoing items, the Special Committee concluded in light of all the Combined Company’s or the Sierra/MDLY Company’s, as applicable, surrounding circumstances that the compensation payable to MCC Advisors under the New Sierra Investment Advisory Agreement was reasonable in relation to the services to be provided by MCC Advisors to the Combined Company or the Sierra/MDLY Company, as applicable.

After these deliberations, the Sierra Board, including all of the Non-Interested Directors, approved the New Sierra Investment Advisory Agreement as being in the best interests of the Combined Company or the Sierra/MDLY Company, as applicable, and its stockholders. The Sierra Board then directed that the New Sierra Investment Advisory Agreement be submitted to the Sierra Stockholders for approval with the Sierra Board’s recommendation that Sierra Stockholders vote to approve the New Sierra Investment Advisory Agreement.

The Sierra Board did not assign relative weights to the above factors or the other factors considered by it. Individual members of the Sierra Board may have given different weights to different factors.

Principal Executive Offices

The principal executive office of each of Sierra, and MCC Advisors is 280 Park Ave, 6th Floor East, New York, New York 10017. Upon the approval of the New Sierra Investment Advisory Agreement, the principal executive offices of each of the Combined Company or the Sierra/MDLY Company, as applicable, and MCC Advisors will remain at the locations set forth above.

BASED UPON THE RECOMMENDATION OF THE SIERRA SPECIAL COMMITTEE,
THE SIERRA BOARD UNANIMOUSLY RECOMMENDS THAT SIERRA STOCKHOLDERS
VOTE “FOR” THE NEW SIERRA INVESTMENT ADVISORY AGREEMENT.

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, Sierra Proposal #6. Sierra Proposal #6 will be approved if a majority of the holders of (1) the outstanding shares of Sierra Common Stock as of the Sierra Record Date and (2) the outstanding shares of Sierra Common Stock as of the Sierra Record Date held by persons who are not affiliated persons of Sierra, each must affirmatively vote “FOR” the proposal. The vote of holders of a “majority,” as defined in the Investment Company Act, means the vote of the holders of the lesser of (1) 67% or more of the outstanding shares of Sierra Common Stock present or represented by proxy at the Sierra Special Meeting if the holders of more than 50% of the shares of Sierra Common Stock are present or represented by proxy or (2) more than 50% of the outstanding shares of Sierra Common Stock. Because the vote on the proposal is based on the total number of shares outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

SIERRA PROPOSAL #7: POSSIBLE ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES, IF NECESSARY OR APPROPRIATE

The Sierra Special Meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or appropriate, to obtain additional proxies if there are not sufficient votes to approve the foregoing proposals, or for other reasons.

Sierra is asking Sierra Stockholders to authorize the holder of any proxy solicited by the Sierra Board to vote in favor of any adjournment of the Sierra Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals, or for other reasons.

BASED UPON THE RECOMMENDATION OF THE SIERRA SPECIAL COMMITTEE, THE
SIERRA BOARD UNANIMOUSLY RECOMMENDS THAT SIERRA STOCKHOLDERS
VOTE “FOR” THE ADJOURNMENT OF THE SIERRA SPECIAL MEETING FOR THE
PURPOSE OF SOLICITING ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT
VOTES AT THE TIME OF THE SIERRA SPECIAL MEETING
TO APPROVE THE FOREGOING PROPOSALS, OR FOR OTHER REASONS.

Sierra Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal. A majority of the votes cast by the holders of Sierra Common Stock as of the Sierra Record Date present or represented by proxy at the Sierra Special Meeting must affirmatively vote “FOR” the proposal in order for it to be approved (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions and “broker non-votes” are not considered votes cast on the adjournment proposal, and will have no effect on the vote for the proposal.

MCC PROPOSAL #1: APPROVAL OF THE ADOPTION OF THEAMENDED MCC MERGER AGREEMENT

MCC is asking MCC Stockholders to consider and adopt the Amended MCC Merger Agreement. Approval of the adoption of the Amended MCC Merger Agreement by the MCC Stockholders is necessary to complete the MCC Merger. Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. See “Description of the Amended MCC Merger Agreement” for more information.

BASED UPON THE RECOMMENDATION OF THE mcc SPECIAL COMMITTEE, the MCC board has unanimously approved the AMENDED MCC Merger Agreement, including the transactions contemplated thereunder, including the MCC Merger, upon the terms and subject to the conditions and limitations set forth in the AMENDED MCC Merger Agreement, and unanimously recommends that MCC Stockholders vote “FOR” the APPROVAL OF THE adoption of the AMENDED MCC Merger Agreement.

MCC Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal to approve the adoption of the Amended MCC Merger Agreement. A majority of the outstanding shares of MCC Common Stock as of the MCC Record Date must affirmatively vote “FOR” the proposal in order for it to be approved. Because the vote on the proposal is based on the total number of shares outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

MCC PROPOSAL #2: POSSIBLE ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES, IF NECESSARY OR APPROPRIATE

The MCC Special Meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or appropriate, to obtain additional proxies if there are not sufficient votes to approve the adoption of the Amended MCC Merger Agreement, or for other reasons.

MCC is asking MCC Stockholders to authorize the holder of any proxy solicited by the MCC Board to vote in favor of any adjournment of the MCC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the Amended MCC Merger Agreement, or for other reasons.

BASED UPON THE RECOMMENDATION OF THE mcc SPECIAL COMMITTEE, the MCC board UNANIMOUSLY RECOMMENDS THAT MCC STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT OF THE MCC SPECIAL MEETING FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES AT THE TIME OF THE MCC SPECIAL MEETING TO APPROVE THE ADOPTION OF THE AMENDED MCC MERGER AGREEMENT, OR FOR OTHER REASONS.

MCC Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal. A majority of the votes cast by the holders of MCC Common Stock as of the MCC Record Date present or represented by proxy at the MCC Special Meeting must affirmatively vote “FOR” the proposal in order for it to be approved (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions and “broker non-votes” are not considered votes cast on the adjournment proposal, and will have no effect on the vote for the proposal.

MDLY PROPOSAL #1: APPROVAL OF THE ADOPTION OF THE AMENDED MDLY MERGER AGREEMENT

MDLY is asking MDLY Stockholders to consider and adopt the Amended MDLY Merger Agreement. Approval of the adoption of the Amended MDLY Merger Agreement by the MDLY Stockholders is necessary to complete the MDLY Merger. Pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. See “Description of the Amended MDLY Merger Agreement” for more information.

BASED UPON THE RECOMMENDATION OF THE MDLY SPECIAL COMMITTEE, the MDLY board has unanimously approved and declared advisable the AMENDED MDLY Merger Agreement and the transactions contemplated thereby, INCLUDING, without limitation, the mdly merger, and unanimously recommends that MDLY Stockholders vote “FOR” the APPROVAL OF THE adoption of the AMENDED MDLY Merger Agreement.

MDLY Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal to approve the adoption of the Amended MDLY Merger Agreement. The holders of a majority of the voting power of the outstanding shares of MDLY Common Stock as of the MDLY Record Date must affirmatively vote “FOR” the proposal in order for it to be approved. Because the vote on the proposal is based on the total number of shares outstanding, abstentions and “broker non-votes” will have the same effect as voting “AGAINST” the approval of the proposal.

MDLY PROPOSAL #2: POSSIBLE ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES, IF NECESSARY OR APPROPRIATE

The MDLY Special Meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or appropriate, to obtain additional proxies if there are not sufficient votes to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons.

MDLY is asking MDLY Stockholders to authorize the holder of any proxy solicited by the MDLY Board to vote in favor of any adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the Amended MDLY Merger Agreement, or for other reasons.

BASED UPON THE RECOMMENDATION OF THE MDLY SPECIAL COMMITTEE, the MDLY board UNANIMOUSLY RECOMMENDS THAT MDLY STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT OF THE MDLY SPECIAL MEETING FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES AT THE TIME OF THE MDLY SPECIAL MEETING TO APPROVE THE ADOPTION OF THE AMENDED MDLY MERGER AGREEMENT, OR FOR OTHER REASONS.

MDLY Stockholders may vote “FOR” or “AGAINST,” or they may “ABSTAIN” from voting on, the proposal. A majority of the votes cast by the holders of shares of MDLY Common Stock as of the MDLY Record Date present in person or by proxy at the MDLY Special Meeting must affirmatively vote “FOR” the proposal in order for it to be approved (meaning the number of shares voted “FOR” a proposal must exceed the number of shares voted “AGAINST” such proposal). Abstentions and “broker non-votes” are not considered votes cast on the adjournment proposal, and will have no effect on the vote for the proposal.

MARKET PRICE, DIVIDEND AND DISTRIBUTION INFORMATION

Sierra

There is currently no publicly traded market for Sierra Common Stock. If the Mergers are consummated, Sierra Common Stock will be listed on the NYSE under the symbol “SRA” and is expected to be listed on the TASE, with such listings expected to be effective as of the closing date of the Mergers. It is not possible to predict whether the Combined Company Common Stock will trade at, above, or below NAV following the completion of the Mergers. If the MDLY Merger is consummated and the MCC Merger is not consummated, Sierra Common Stock would be listed on the NYSE, but not on the TASE. See “Risk Factors — Risks Relating to the Combined Company — There has been no public market for Sierra Common Stock, and the Companies cannot assure you that the market price of Sierra Common Stock will not decline following the closing of the Mergers” and “Risk Factors — Risks Relating to the Combined Company — Shares of the Sierra Common Stock may trade at a discount from NAV.”

Sierra’s distributions, if any, are determined by the Sierra Board. Sierra has elected, and intends to qualify annually, to be treated as a RIC under Subchapter M of the Code. To maintain RIC tax treatment, Sierra must timely distribute at least 90% of its net ordinary income and net short-term capital gains in excess of its net long- term capital losses, if any. Sierra will be subject to a 4% nondeductible U.S. federal excise tax on its undistributed income unless it distributes in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for each calendar year, (2) 98.2% of its capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in preceding years and on which it did not pay U.S. federal income tax.

The following table reflects the cash distributions per share that Sierra has declared or paid to Sierra Stockholders for the years ended December 31, 2018 and 2017 and the current fiscal year to date. Stockholders of record as of each respective semi-monthly record date were entitled to receive the distribution.

Record Date	Payment Date	Amount per share
January 13 and 31, 2017	January 31, 2017	0.02667
February 15 and 28, 2017	February 28, 2017	0.02667
March 15 and 31, 2017	March 31, 2017	0.02667
April 14 and 28, 2017	April 28, 2017	0.02667
May 15 and 31, 2017	May 31, 2017	0.02667
June 15 and 30, 2017	June 30, 2017	0.02667
July 14 and 31, 2017	July 31, 2017	0.02667
August 15 and 31, 2017	August 31, 2017	0.02667
September 15 and 29, 2017	September 29, 2017	0.02667
October 13 and 31, 2017	October 31, 2017	0.02667
November 15 and 30, 2017	November 30, 2017	0.02667
December 15 and 29, 2017	December 29, 2017	0.02667
January 15 and 31, 2018	January 31, 2018	0.02667
February 15 and 28, 2018	February 28, 2018	0.02667
March 15 and 30, 2018	March 30, 2018	0.02667
April 13 and 30, 2018	April 30, 2018	0.02667
May 15 and 31, 2018	May 31, 2018	0.02667
June 15 and 29, 2018	June 29, 2018	0.02667
July 13 and 31, 2018	July 31, 2018	0.02667
August 15 and 31, 2018	August 31, 2018	0.02667
September 14 and 28, 2018	September 28, 2018	0.02667
October 15 and 31, 2018	October 31, 2018	0.02667
November 15 and 30, 2018	November 30, 2018	0.02667
December 14 and 31, 2018	December 31, 2018	0.02667
January 25, 2019	January 31, 2019	0.05334

Record Date	Payment Date	Amount per share
February 11, 2019	February 28, 2019	0.05334
March 11, 2019	March 29, 2019	0.05334
April 29, 2019	April 30, 2019	0.05334
May 30, 2019	May 31, 2019	0.05334
June 27, 2019	June 28, 2019	0.05334
July 30, 2019	July 31, 2019	0.05334
August 29, 2019	August 30, 2019	0.05334
September 27, 2019	September 30, 2019	0.05334

The Sierra Distribution Reinvestment Plan is an “opt in” distribution reinvestment plan pursuant to which Sierra Stockholders may elect to have the full amount of any cash distributions reinvested in additional shares of Sierra Common Stock. As a result, if Sierra declares a cash dividend or other distribution, each Sierra Stockholder that has “opted in” to the Sierra Distribution Reinvestment Plan will have their distributions automatically reinvested in additional shares of Sierra Common Stock rather than receiving cash distributions. Sierra Stockholders who receive distributions in the form of shares of Sierra Common Stock will be subject to the same federal, state and local tax consequences as if they received cash distributions. See “Sierra Distribution Reinvestment Plan.”

In connection with the Mergers, on November 6, 2018, the Sierra Board approved a distribution guidance framework that set forth a target distribution rate for the Combined Company or the Sierra/MDLY Company, as applicable. In that regard, the Sierra Board determined that for each of the twelve months following the consummation of the Mergers or the MDLY Merger, as applicable, and subject to legally available funds, the Combined Company or the Sierra/MDLY Company, as applicable, expects to pay monthly cash distributions to the holders of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, equal to 5.500 cents per share, which will consist of a regular base distribution per share of 4.500 cents and a supplementary distribution per share of 1.000 cents and which is an increase from the monthly distribution of 5.334 cents per share currently paid by Sierra. Thereafter, the distribution will be determined subject to Sierra’s distribution policy and such distributions could decrease after the twelve month period.

In connection with the Mergers or the MDLY Merger, as applicable, Sierra intends to amend the Sierra Distribution Reinvestment Plan (the “Amended Sierra DRIP”) to, among other things, modify the terms pursuant to which shares are issued under the Sierra Distribution Reinvestment Plan. Under the Amended Sierra DRIP, if the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, is trading at or above NAV, the number of shares of Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, to be issued to a stockholder will be determined by dividing the total dollar amount of the distribution payable to such stockholder by the greater of (i) NAV per share, and (ii) 95% of the market price per share of the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, at the close of regular trading on the NYSE on the payment date fixed by the Combined Company Board or the Sierra/MDLY Company Board, as applicable, for such distribution. The market price per share on that date shall be the closing price for such shares on the NYSE or, if no sale is reported for such day, at the average of their electronically-reported bid and asked prices. If, on the other hand, the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, is trading below NAV, the plan administrator may be instructed not to credit accounts with newly-issued shares and instead to buy shares in the market (in which case there would be no discount available to stockholders) if (1) the price at which newly-issued shares are to be credited does not exceed 110% of the last determined NAV per share; or (2) the Combined Company or the Sierra/MDLY Company, as applicable, advises the plan administrator that since such NAV was last determined, the Combined Company or the Sierra/MDLY Company, as applicable, has become aware of events that indicate the possibility of a material change in per share NAV as a result of which the NAV of the shares on the payment date might be higher than the price at which the plan administrator would credit newly-issued shares to stockholders.

MCC

MCC Common Stock began trading on January 20, 2011, and is currently traded on the NYSE under the symbol “MCC” and the TASE. MCC Common Stock has historically traded at prices both above and below its respective NAV. The following table sets forth, for each fiscal quarter during the last two fiscal years and the current fiscal year, the NAV per share of MCC Common Stock, the high and low closing sales price for the MCC Common Stock, the high sales price as a premium (discount) to NAV, the low sales price as a premium (discount) to NAV, and the dividends declared by MCC. On November 5, 2019, the last reported actual sales price of MCC Common Stock on the NYSE was $2.12 per share, which represented a discount of approximately (53.41%) to the NAV per share reported by MCC as of June 30, 2019.

			Closing Sales Price		Premium/ Discount of High Sales Price to NAV(2)		Premium/ Discount of Low Sales Price to NAV(2)	Declared Dividends(3)
Period	NAV(1)		High	Low
Fiscal year ended September 30, 2020
First Quarter (through November 5, 2019)	$	*	$2.63	$2.00		*	*	$	*
Fiscal year ended September 30, 2019
First Quarter		$5.61	$3.95	$2.66		(29.59)%	(52.58)%		$0.10
Second Quarter		$5.11	$3.60	$2.62		(29.55)%	(48.73)%		$0.05
Third Quarter		$4.55	$3.45	$2.20		(24.18)%	(51.65)%		$—
Fourth Quarter	$	*	$2.81	$2.24	$	*	*		$—
Fiscal year ended September 30, 2018
First Quarter		$7.71	$6.10	$5.09		(20.88)%	(33.98)%		$0.16
Second Quarter		$7.02	$5.34	$3.98		(23.93)%	(43.30)%		$0.16
Third Quarter		$6.43	$4.37	$3.39		(32.04)%	(47.28)%		$0.10
Fourth Quarter		$5.90	$4.03	$3.38		(31.69)%	(42.71)%		$0.10

____________

(1)      NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2)      Calculated as of the respective high or low closing sales price divided by the quarter end NAV and subtracting 1.

(3)      Represents the cash dividend declared for the specified quarter.

*        Not determinable at the time of filing.

MCC’s dividends, if any, are determined by the MCC Board. MCC has elected, and intends to qualify annually, to be treated as a RIC under Subchapter M of the Code. To maintain RIC tax treatment, MCC must timely distribute at least 90% of its net ordinary income and net short-term capital gains in excess of its net long- term capital losses, if any. MCC will be subject to a 4% nondeductible U.S. federal excise tax on its undistributed income unless it distributes in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for each calendar year, (2) 98.2% of its capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in preceding years and on which it did not pay U.S. federal income tax.

The following table reflects the cash distributions, including dividends and returns of capital per share that MCC has declared on MCC Common Stock since completion of MCC’s initial public offering.

Dividends Declared Record Dates	Payment Dates	Per Share
Fiscal year ended September 30, 2011
June 1, 2011	June 15, 2011	$0.16
September 1, 2011	September 15, 2011	$0.21
Total		$0.37
Fiscal year ended September 30, 2012
December 15, 2011	December 30, 2011	$0.25
February 24, 2012	March 15, 2012	$0.28
May 25, 2012	June 15, 2012	$0.31
August 24, 2012	September 14, 2012	$0.36
Total		$1.20

Dividends Declared Record Dates	Payment Dates	Per Share
Fiscal year ended September 30, 2013
November 23, 2012	December 14, 2012	$0.36
February 27, 2013	March 15, 2013	$0.36
May 27, 2013	June 14, 2013	$0.36
August 23, 2013	September 13, 2013	$0.37
Total		$1.45
Fiscal year ended September 30, 2014
November 22, 2013	December 13, 2013	$0.37
February 26, 2014	March 14, 2014	$0.37
May 28, 2014	June 13, 2014	$0.37
August 27, 2014	September 12, 2014	$0.37
Total		$1.48
Fiscal year ended September 30, 2015
November 26, 2014	December 12, 2014	$0.37
February 25, 2015	March 13, 2015	$0.30
May 20, 2015	June 12, 2015	$0.30
August 19, 2015	September 11, 2015	$0.30
Total		$1.27
Fiscal year ended September 30, 2016
November 25, 2015	December 18, 2015	$0.30
February 24, 2016	March 18, 2016	$0.30
May 25, 2016	June 24, 2016	$0.30
August 24, 2016	September 23, 2016	$0.22
Total		$1.12
Fiscal year ended September 30, 2017
November 23, 2016	December 23, 2016	$0.22
February 22, 2017	March 24, 2017	$0.22
May 24, 2017	June 23, 2017	$0.16
August 23, 2017	September 22, 2017	$0.16
Total		$0.76
Fiscal year ended September 30, 2018
November 22, 2017	December 22, 2017	$0.16
February 21, 2018	March 23, 2018	$0.16
June 6, 2018	June 21, 2018	$0.10
September 5, 2018	September 20, 2018	$0.10
Total		$0.52
Fiscal year ended September 30, 2019
December 5, 2018	December 20, 2018	$0.10
February 22, 2019	March 12, 2019	$0.05
Total		$0.15

The MCC Dividend Reinvestment Plan provides for reinvestment of MCC’s dividends and other distributions on behalf of MCC Stockholders, unless a MCC Stockholder elects to receive cash. As a result, if the MCC Board authorizes, and MCC declares, a cash dividend or other distribution, then MCC Stockholders who have not “opted out” of the MCC Dividend Reinvestment Plan will have their cash distribution automatically reinvested in additional shares of MCC Common Stock, rather than receiving the cash distribution. See “MCC Dividend Reinvestment Plan.”

MDLY

MDLY Class A Common Stock began trading on September 24, 2014, and is currently traded on the NYSE under the symbol “MDLY.” There is no publicly traded market for MDLY Class B Common Stock, which is held by Medley Group, LLC.

The following table sets forth the high and low intra-day sales prices per share of the MDLY Class A Common Stock, for the periods indicated, as reported by the NYSE:

	Sales Price
2019	High	Low
First Quarter	$4.99	$2.88
Second Quarter	$3.57	$2.16
Third Quarter	$3.65	$2.20
Fourth Quarter (through November 5, 2019)	$3.65	$3.13
	Sales Price
2018	High	Low
First Quarter	$7.10	$5.69
Second Quarter	$6.00	$3.10
Third Quarter	$5.50	$3.30
Fourth Quarter	$5.74	$3.16
	Sales Price
2017	High	Low
First Quarter	$10.35	$7.85
Second Quarter	$8.40	$5.60
Third Quarter	$6.80	$5.80
Fourth Quarter	$7.15	$5.50

Dividend Policy

Through June 30, 2019 of fiscal year 2019, MDLY paid a dividend of $0.03 per share to holders of the MDLY Class A Common Stock on May 3, 2019. During fiscal year 2018, MDLY paid quarterly dividends of $0.20 per share to holders of the MDLY Class A Common Stock on March 7, 2018, June 1, 2018, September 6, 2018 and December 12, 2018. During fiscal year 2017, MDLY paid quarterly dividends of $0.20 per share to holders of the MDLY Class A Common Stock on March 6, 2017, May 31, 2017, September 6, 2017 and December 6, 2017.

The declaration, amount and payment of any future dividends on shares of MDLY Class A Common Stock will be at the sole discretion of the MDLY Board and MDLY may reduce or discontinue entirely the payment of such dividends at any time. The MDLY Board may take into account general and economic conditions, its financial condition and operating results, its available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by MDLY to MDLY Stockholders or by its subsidiaries to MDLY, and such other factors as the MDLY Board may deem relevant.

MDLY is a holding company and has no material assets other than its ownership of Medley LLC Units. MDLY intends to cause Medley LLC to make distributions to MDLY in an amount sufficient to cover cash dividends, if any, declared by MDLY. If Medley LLC makes such distributions to MDLY, Medley LLC Unitholders will also be entitled to receive distributions pro rata in accordance with the percentages of their respective LLC interests.

Any financing arrangements that MDLY enters into in the future may include restrictive covenants that limit its ability to pay dividends. In addition, Medley LLC is generally prohibited under the DGCL from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Medley LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Medley LLC are generally subject to similar legal limitations on their ability to make distributions to Medley LLC.

Because MDLY must pay taxes and make payments under the Tax Receivable Agreement, amounts ultimately distributed to holders of the MDLY Class A Common Stock are expected to be less than the amounts distributed by Medley LLC to its members on a per LLC Unit basis.

Medley LLC’s historical distributions include compensatory payments and other benefits paid to its senior professionals who are members of Medley LLC, which have historically been accounted for as distributions on the equity held by such senior professionals rather than as employee compensation. Following MDLY’s IPO, guaranteed payments and other benefits paid to MDLY’s senior professionals who are members of Medley LLC are accounted for as employee compensation.

For the six months ended June 30, 2019, Medley LLC made distributions to its pre-IPO owners in the amount of $0.7 million. For the years ended December 31, 2018, 2017 and 2016, Medley LLC made distributions to its pre-IPO owners in the amount of $20.5 million, $23.2 million, and $22.7 million, respectively.

BUSINESS OF SIERRA

Set forth below is the current description of the business and administrative operations of Sierra. This Amended Joint Proxy Statement/Prospectus document relates to the Sierra Common Stock to be issued to the MCC Stockholders and the MDLY Stockholders in connection with the MCC Merger, as applicable, and the MDLY Merger, respectively. If both Mergers are consummated, Sierra Common Stock will be listed on the NYSE under the symbol “SRA” and the TASE, with such listing expected to be effective as of the closing date of the Mergers. Upon completion of both Mergers, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by its wholly controlled adviser subsidiary. If the MDLY Merger is consummated and the MCC Merger is not consummated, Sierra Common Stock would be listed on the NYSE, but the investment portfolios of MCC and Sierra would not be combined. Further, if the MDLY Merger is consummated and the MCC Merger is not consummated, the investment management function relating to the operation of Sierra would still be internalized. Following the completion of both Mergers or the MDLY Merger, the Combined Company or the Sierra/MDLY Company, as applicable, will continue to pursue the same principal investment strategy and investment approach as Sierra, as described in detail below. For more information about the business and administrative operations of the Combined Company if the Mergers are consummated, see “Information about the Combined Company.” For more information about the business and administrative operations of the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated, see “Information about the Sierra/MDLY Company.”

Sierra is currently an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act. Sierra is externally managed by SIC Advisors, which is a registered investment adviser with the SEC under the Advisers Act, and a wholly owned subsidiary of Medley. SIC Advisors is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring Sierra’s portfolio on an ongoing basis. Sierra has elected, and intends to qualify annually, to be treated for U.S. federal income tax purposes, as a RIC under Subchapter M of the Code. Sierra’s investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. Sierra intends to meet its investment objective by primarily lending to, and investing in the debt of privately owned U.S. middle market companies, which it defines as companies with annual revenue between $50 million and $1 billion. Sierra intends to focus primarily on making investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. Sierra expects that the majority of its debt investments will bear interest at floating interest rates, but its portfolio may also include fixed-rate investments. Sierra currently originates transactions sourced through SIC Advisors’ existing network, and, to a lesser extent, acquires debt securities through the secondary market. Sierra may make equity investments in companies that it believes will generate appropriate risk adjusted returns, although it does not expect such investments to be a substantial portion of its portfolio. During its offering period, which was terminated as of July 31, 2018, and thereafter, if SIC Advisors deems it appropriate and to the extent permitted by the Investment Company Act, Sierra expects to invest in more liquid debt securities, some of which may trade on a national securities exchange.

Sierra believes that the current market environment presents a significant opportunity for its strategy. The trend of bank consolidation that has occurred over the last 20 years has reduced the amount of capital available for middle market borrowers, which it defines as borrowers with annual revenues of $50 million to $1 billion. At the same time, demand for capital from these borrowers remains strong. Sierra believes that this favorable supply and demand dynamic will allow it to earn wider spreads with increased equity upside while taking less risk than in recent business cycles. Sierra intends to capitalize on this opportunity through what it believes to be a disciplined and consistent investment approach focused on principal protection.

As of June 30, 2019, SIC Advisors, through Medley, has access to 62 employees, including origination, credit management, operations, marketing and distribution professionals, each with extensive experience in their respective disciplines.

Sierra leverages what it believes to be SIC Advisors’ seasoned team and broad network to source compelling investment opportunities. Sierra evaluates these opportunities through an investment approach that emphasizes strong fundamental credit analysis and active portfolio monitoring. Sierra intends to be disciplined in selecting investments and focus on opportunities that it perceives offer favorable risk/reward characteristics.

Sierra may use debt within the levels permitted by the Investment Company Act when the terms and conditions available are favorable to long-term investing and well-aligned with its investment strategy and portfolio composition. In determining whether to borrow money, Sierra will analyze the maturity, covenant package and rate structure of the proposed borrowings, as well as the risks of such borrowings within the context of its investment outlook and the impact of leverage on its investment portfolio. Sierra may use leverage to fund new transactions, alleviating the timing challenges of raising new equity capital through a continuous offering, and to enhance stockholder returns. The amount of leverage that Sierra employs is subject to oversight by the Sierra Board, including a majority of independent directors with no material interests in such transactions.

On July 2, 2018, the Sierra Board determined to terminate the offering of the Sierra Common Stock, effective as of July 31, 2018. Prior to such date, Sierra issued shares of Sierra Common Stock through the offering, each share of which has equal rights to distributions, voting, liquidation, and conversion. Sierra Common Stock is non-assessable, meaning that there is no liability for calls or assessments, nor are there any preemptive rights in favor of existing Sierra Stockholders. Sierra’s distributions are determined by the Sierra Board in its sole discretion.

SIC Advisors

Sierra’s investment activities are managed by its investment adviser, SIC Advisors. SIC Advisors is an affiliate of Medley and is based in New York. In exchange for the provision of certain non-investment advisory services to SIC Advisors, and pursuant to a joint venture agreement, Strategic Capital, an affiliate of the dealer manager owned 20% of SIC Advisors and was entitled to receive distributions of up to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by Sierra net of certain expenses. The purpose of this arrangement was to permit SIC Advisors to capitalize upon the expertise of the executives of Strategic Capital and its affiliates in providing administrative and operational services with respect to non-exchange traded investment vehicles similar to Sierra. Strategic Capital provided certain services to, and on behalf of, SIC Advisors, including consulting and non-investment advisory services related to administrative and operational services. On August 9, 2018, Medley LLC exercised its right to redeem Strategic Capital interests in SIC Advisors. Initially, as payment of the purchase price for these interests, through June 30, 2022, SIC Advisors was obligated to pay to Strategic Capital an amount equal to up to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by Sierra net of certain expenses. On December 21, 2018, Medley LLC and Strategic Capital entered into a letter agreement, whereby the parties agreed to revise the purchase price for these interests to equal a fixed amount of $14.0 million for the satisfaction in full of all amounts owed by Medley LLC under the Limited Liability Company Agreement of SIC Advisors. The amount due will be paid in sixteen (16) equal installments through August 5, 2022.

On November 25, 2013, Sierra received an exemptive order from the SEC that permits Sierra to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley, LLC or an investment adviser controlled by Medley, LLC in a manner consistent with Sierra’s investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors (the “Prior Exemptive Order”). On March 29, 2017, Sierra, SIC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the “Exemptive Order”) for a co-investment order that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with Sierra that would otherwise be prohibited under Section 17(d) and 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder. On October 4, 2017, Sierra, SIC Advisors and certain of its affiliates received an exemptive order that supersedes the Exemptive Order (the “Current Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with Sierra that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Investment Company Act. The terms of the Current Exemptive Order are otherwise substantially similar to the Exemptive Order. Co-investment under the Current Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the Sierra Board determines that it would be in its best interest to participate in the transaction. However, neither Sierra nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to Sierra or them. If the consummation of the Mergers or the MDLY Merger occurs, the Combined Company or the Sierra/MDLY Company, as applicable, and certain of its affiliates will not be able to rely on the Current Exemptive Order. In this regard, on November 19, 2018, Sierra and certain of its affiliates submitted an exemptive application to the SEC that requests an exemptive order that would supersede the Current Exemptive Order and would permit the Combined Company or the Sierra/MDLY Company, as applicable, to participate in negotiated co-investment transactions with certain affiliates. For more information, see “Information about the Combined Company — Operational Plans of the Combined Company — Co-Investments.”

In situations where co-investments with other clients of Medley or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between Sierra’s interests and those of other Medley clients, SIC Advisors and the Medley affiliate will need to decide which client will proceed with the investment. SIC Advisors and the Medley affiliate will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on an alternating basis that are fair and equitable over time. Moreover, except in certain circumstances, Sierra is unable to invest in any issuer in which a fund managed by Medley or its affiliates has previously invested. Similar restrictions limit Sierra’s ability to transact business with its officers or directors or their affiliates.

Sierra believes Medley’s senior management team has a significant amount of experience in the credit business, including origination, underwriting, principal investing and loan structuring. SIC Advisors’ investment team, which is provided for by Medley, is responsible for sourcing investment opportunities, conducting industry research, performing diligence on potential investments, structuring Sierra’s investments and monitoring its portfolio companies on an ongoing basis. SIC Advisors’ investment team draws on its expertise in a range of sectors, including, but not limited to industrial and transportation, energy and natural resources, financials, healthcare, media and telecom and real estate. In addition, SIC Advisors seeks to diversify its portfolio by company type, asset type, transaction size, industry and geography.

Medley Capital LLC serves as Sierra’s administrator, provides office space to Sierra and provides it with equipment and office services. The responsibilities of Sierra’s administrator include overseeing its financial records, preparing reports to Sierra Stockholders and reports filed with the SEC, and generally monitoring the payment of its expenses and the performance of administrative and professional services rendered to it by others. See “Administration Agreement and Fees” below.

Investment Strategy

Sierra’s investment strategy focuses primarily on sourcing investments in private U.S. companies as it seeks to construct a portfolio that generates what it believes to be superior risk adjusted returns. Sierra’s investment process is centered around three principles:

•        first, disciplined due diligence of each company’s credit fundamentals;

•        second, a detailed and customized structuring process for directly originated investments; and

•        third, regular and ongoing monitoring of the portfolio and proactive risk management.

While the construction of Sierra’s portfolio will vary over time, its portfolio is comprised primarily of investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. Sierra expects that the majority of its debt investments will bear interest at floating interest rates, but its portfolio may also include fixed-rate investments. Sierra currently originates the majority of its investments through Medley’s direct origination platform, and in particular through negotiated co-investment transactions with certain of Medley’s affiliates pursuant to the Current Exemptive Order.

Notwithstanding the foregoing, Sierra may purchase interests in loans through secondary market transactions. Sierra may also invest in equity securities in the form of common or preferred equity in its target companies or receive equity interests such as warrants or options as additional consideration in connection with its debt investments. In addition, a portion of Sierra’s portfolio may be comprised of other securities such as corporate bonds, mezzanine debt, CLOs and other debt investments. However, such investments are not expected to comprise a significant portion of Sierra’s portfolio.

Investment Types

Sierra’s investment approach focuses primarily on investments in first lien senior secured debt securities and second lien secured debt securities, but also includes investments in subordinated debt securities. As a result, Sierra’s debt investments may have various levels of security or may be unsecured. Sierra may seek to invest in common or preferred equity as deemed appropriate by SIC Advisors. Such equity investments may take the form of either non-controlling or controlling positions. SIC Advisors will seek to manage its allocation between investment types as market conditions change. The diagram below outlines the range of securities in a typical portfolio company’s capital structure.

In addition to the investments noted above, Sierra may invest up to 30% of its portfolio in opportunistic investments, including, but not limited to, the securities of larger public companies and foreign securities which, for purposes of the Investment Company Act, may be deemed to be “non-qualifying assets.” All investments by Sierra are subject to oversight by the Sierra Board, a majority of whom are independent directors with no material interests in such transactions.

Market Opportunity

Sierra believes the middle-market private debt industry is undergoing structural shifts that are creating significant opportunities for non-bank lenders and investors. The underlying drivers of these structural changes, which are outlined below, include: a large addressable market, reduced participation by banks in the private debt markets, particularly within the middle-market, and demand for private debt created by committed and uninvested private equity capital. Sierra intends to focus on taking advantage of this structural shift by lending directly to companies that are underserved by the traditional banking. Sierra expects to source investment opportunities through a variety of channels including direct relationships with companies, financial intermediaries such as national, regional and local bankers, accountants, lawyers and consultants, as well as through financial sponsors that Medley has cultivated over the past eight years. As a leading provider of private debt, Medley is often sought out as a preferred financing partner.

Large Addressable Market.    Private debt capital plays an important role in financing U.S. middle-market companies. These companies typically borrow capital to facilitate growth, invest in physical plants and equipment, fund acquisitions, refinance capital structures and provide liquidity to existing shareholders. This financing flexibility enables borrowers to grow without sacrificing equity ownership or control of their businesses. The U.S. middle-market consists of approximately 39,000 businesses with revenues ranging from $50 million to $1 billion. Medley targets private debt investment and lending opportunities to these firms, the largest and most opportune segment of the market.

Number of Businesses by Market

39,000
2,000 Businesses
(77% Private)
Revenue: $500M - $1B
2,600 Businesses
(50% Private)
Revenue: $1B+
37,000 Businesses
(96% Private)
Revenue: $50M - $500M
2,600
Large market
Middle market

____________

Source: Deloitte, Mid Market Perspectives — 2013 Report on America’s Economic Engine.

Source: U.S. Census Bureau, 2007 Economic Census.

Additionally, with $6.7 trillion in revenue, the U.S. middle market alone would rank as the world’s third largest economy.

Top GDPs

____________

Note: Metrics in trillions of USD.

Source: International Monetary Fund Historical Data, World Economic Outlook Database, June 2014.

De-Leveraging of the Global Banking System.    After an extended period of increasing leverage, commercial and investment banks have been de-leveraging since 2008. Bank consolidation, more prudent balance sheet discipline, changing regulatory capital requirements and the increasing cost and complexity of regulatory compliance have led banks to meaningfully withdraw from markets such as non-investment grade middle market and commercial real estate lending. This has created a significant opportunity for non-bank direct lenders like SIC Advisors.

The structural changes in the lending market are evidenced by the decline in the number of banks in the U.S. and the decline in bank participation in the private debt market. According to the Federal Deposit Insurance Corporation, or FDIC, since 1994, the number of FDIC-insured commercial banking institutions in the United States has declined by over 50%, from approximately 10,500 in 1994 to approximately 4,880 as of March 31, 2018.

Simultaneously, bank participation in the non-investment grade lending market has declined from approximately 70% to approximately 16% over the same time period.

Bank Consolidation and Market Share in Non-Investment Grade Lending

In addition to the continued secular trend of bank consolidations, banks are operating under a new paradigm of increased risk management, focus on capital conservation and continued deleveraging. The ramifications of the difficult economic environment from 2007 to 2011 have constrained the amount of liquidity available to the middle-market and have led to the greatest restructuring of the financial services industry since the Great Depression. The combination of bank consolidation and financial regulatory changes in the wake of the global financial crisis has increasingly driven the larger banks away from the middle-market in favor of larger corporate clients. The smaller regional and community banks continue to struggle with legacy real estate assets, new regulatory burdens and increased Tier 1 capital requirements. As a result of this continued structural shift in the financial services landscape, middle-market corporate borrowers have turned to the private credit markets as an alternative source of capital to fund business growth and expansion. Further highlighting the difficulty of middle-market borrowers to access the public credit markets, the volume of both high-yield and second-lien loan issuances have declined significantly from their highest levels.

Attractive Attributes of Middle Market Debt.    As a result of the decline of traditional financing sources, the attractiveness of providing capital in the middle-market has increased. A meaningful gap exists between public and private market debt spreads, primarily due to the fact that liquidity has not returned to the private lending markets in the same way it has returned to the public debt markets. As such, lenders to private middle-market companies should continue to benefit from attractive pricing.

In addition, as seen in the charts below, middle market loans have lower default rates and higher recovery rates. Sierra believes the combination of these attributes results in attractive risk adjusted returns on a relative basis. The data highlighted below considers loan sizes less than $249 million and greater than $250 million. This shows middle market loans have historically had lower default rates than large market loans (3.8% vs. 4.7%). At the same time, middle market loans have a higher recovery rate than large market loans (87.5% vs. 82.4%).

____________

Source: S&P 2Q 2016 Institutional Loan Default Review, represents data from 1995 to 2Q 2016.

Source: Credit Pro, represents data from 1987 to 2Q 2013.

Unfunded Private Equity Commitments Drive Demand for Debt Capital.    According to Preqin, an industry research firm, the total amount of committed and uninvested private equity capital at March 31, 2018 is approximately $1.1 trillion, which Sierra believes will drive significant demand for private debt financing in the coming years. Lending to private companies acquired by financial sponsors requires lenders to move quickly, perform in-depth due diligence and have significant credit and structuring experience. In order to successfully serve this market, lenders need to commit to hold all, or the significant majority of, the debt needed to finance such transactions. Sierra believes that banks, due to the regulatory environment, will continue to reduce their exposure to middle market private loans. Sierra believes this creates a significant supply/demand imbalance for middle market credit, and Sierra is well positioned to bridge the gap.

Private Equity Dry Powder

____________

Source: Preqin Private Debt Q2 2019 Quarterly Update. Metrics in billions of USD.

Potential Competitive Strengths

Sierra believes that it represents an attractive investment opportunity for the following reasons:

Experienced Team.    Sierra believes SIC Advisors’ investment team has a significant amount of experience in the credit business, including origination, underwriting, principal investing and loan structuring. As of June 30, 2019, SIC Advisors, through Medley, has access to over 62 employees, including origination, credit management, operations, marketing and distribution professionals, each with extensive experience in their respective disciplines. Medley employs an integrated and collaborative investment process that leverages the skills and knowledge of its investment and credit management professionals. Sierra believes that this is an important competitive advantage that will allow it to deliver attractive risk-adjusted returns to its investors over time.

Direct Origination, Disciplined Underwriting and Active Credit Management.    Sierra believes that the combination of Medley’s direct origination platform, disciplined underwriting and active credit management is an important competitive advantage and helps Sierra preserve capital and generate attractive risk-adjusted returns for its investors. SIC Advisors’ ability to directly originate, structure and lead deals enables Sierra to be more opportunistic and less reliant on traditional sources of origination. It also enables Sierra to control the loan documentation process, including negotiation of covenants, which provides consistent underwriting standards. In addition, Sierra expects to employ active credit management and interact frequently with its borrowers.

Benefits of the Broader Platform.    Sierra believes that it benefits from being a part of the broader Medley platform as Sierra is able to co-invest alongside other vehicles managed by Medley and its affiliates under the Current Exemptive Order. This allows Sierra access to investments that it may not otherwise have been able to pursue if it were not part of a larger platform.

Investment Process

Sierra believes SIC Advisors, which is provided for by Medley, has cultivated a disciplined and repeatable process for executing, monitoring, structuring and exiting investments.

Identification and Sourcing.    SIC Advisors’ experience and reputation have allowed it to generate a substantial and continuous flow of attractive investment opportunities. SIC Advisors maintains a strong and diverse network which results in sustained and high quality deal flow. Sierra believes that the breadth and depth of experience of SIC Advisors’ investment team across strategies and asset classes, coupled with significant relationships built over the last 20 years, make them particularly qualified to uncover, evaluate and aggressively pursue attractive investment opportunities. Sierra believes that SIC Advisors’ investment team has compiled a robust pipeline of transactions ready for possible inclusion in its portfolio by leveraging the broader Medley platform’s deal flow network.

Disciplined Underwriting.    SIC Advisors’ investment team performs thorough due diligence and focuses on several key criteria in its underwriting process, including strong underlying business fundamentals, a meaningful equity cushion, experienced management, conservative valuation and the ability to deleverage through cash flows. Sierra expects to often be the agent for the loans it originates and accordingly controls the loan documentation and negotiation of covenants, which will allow Sierra to maintain consistent underwriting standards. SIC Advisors’ underwriting process also involves engagement of industry experts and third party consultants.

Prior to making an investment, SIC Advisors’ investment team subjects each potential borrower to an extensive credit review process, which typically begins with an analysis of the market opportunity, business fundamentals, company operating metrics and historical and projected financial analysis. SIC Advisors’ investment team also compares liquidity, operating margin trends, leverage, free cash flow and fixed charge coverage ratios for each potential investment to industry metrics. Areas of additional underwriting focus include management or sponsor (typically a private equity firm) experience, management compensation, competitive landscape, regulatory environment, pricing power, defensibility of market share and tangible asset values. Background checks are conducted and tax compliance information may also be requested on management teams and key employees. In addition, the Investment Team contacts customers, suppliers and competitors and performs on-site visits as part of a routine business due diligence process.

SIC Advisors’ investment team routinely uses third party consultants and market studies to corroborate valuation and industry specific due diligence, as well as provide quality of earnings analysis. Experienced legal counsel is engaged to evaluate and mitigate regulatory, insurance, tax or other company-specific risks.

After SIC Advisors’ investment team completes its final due diligence, each proposed investment is presented to the SIC Advisors’ investment committee and subjected to extensive discussion and follow-up analysis, if necessary. A formal memorandum for each investment opportunity typically includes the results of business due diligence, multi-scenario financial analysis, risk-management assessment, results of third-party consulting work, background checks (where applicable) and structuring proposals. The SIC Advisors’ investment committee requires a majority vote to approve any investment, although unanimous agreement is sought.

Active Credit Management.    SIC Advisors employs active credit management. SIC Advisors’ process includes frequent interaction with management, monthly or quarterly review of financial information and attendance at the Sierra Board’s meetings as observers. Investment professionals with deep restructuring and workout experience support Sierra’s credit management effort. SIC Advisors’ investment team also evaluates financial reporting packages provided by portfolio companies that detail operational and financial performance. Data is entered in SIC Advisors’ asset management system (“AMS”), a best-practice investment management software program.

AMS creates a centralized, dynamic electronic repository for all of Sierra’s portfolio company data. SIC Advisors’ AMS generates comprehensive, standardized reports which aggregate operational updates, portfolio company financial performance, asset valuations, macro trends, management call notes and account history. AMS enables SIC Advisors’ investment team to have real-time access to the most recent information on Sierra’s portfolio investments.

In addition to the data provided by Sierra’s borrowers, SIC Advisors may also utilize various third parties to provide checks and balances throughout the credit management process. Independent valuation firms may be engaged to provide appraisals of asset and collateral values or external forensic accounting groups may be engaged to verify portfolio company financial reporting or perform cash reconciliation. SIC Advisors believes this hands-on approach to credit management is a key contributor to Sierra’s investment performance.

Managerial Assistance

As a BDC, Sierra will offer, and must provide upon request, managerial assistance to certain of its portfolio companies. This assistance could involve, among other things, monitoring the operations of its portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Sierra may receive fees for these services and will reimburse Medley Capital LLC, as its administrator, for its allocated costs in providing such assistance subject to review and approval by the Sierra Board. Medley will provide such managerial assistance on Sierra’s behalf to portfolio companies that request this assistance.

Properties

Sierra does not own any real estate or other physical properties materially important to its operation. Sierra’s headquarters are currently located at 280 Park Ave, 6th Floor East, New York, NY 10017. Sierra’s administrator furnishes Sierra with office space and Sierra reimburses it for such costs on an allocated basis.

Legal Proceedings

From time to time, Sierra is involved in various legal proceedings, lawsuits and claims incidental to the conduct of its business. Sierra’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against Sierra. Except as described below, Sierra is not currently party to any material legal proceedings.

On January 25, 2019, two purported class actions were commenced in the Supreme Court of the State of New York, County of New York, by alleged MCC Stockholders, captioned, respectively, Helene Lax v. Brook Taube, et al., Index No. 650503/2019, and Richard Dicristino, et al. v. Brook Taube, et al., Index No. 650510/2019 (together with the Lax Action, the “New York Actions”). Named as defendants in each complaint were Brook Taube, Seth Taube, Jeffrey Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, Mark Lerdal, Richard T. Allorto, Jr., MCC, MDLY, Sierra and Merger Sub. The complaints in each of the New York Actions allege that the individuals named as defendants breached their fiduciary duties in connection with the proposed merger of MCC with and into Sierra, and that the other defendants aided and abetted those alleged breaches of fiduciary duties. Compensatory damages in unspecified amounts are sought. On February 27, 2019, the Supreme Court of the State of New York entered a stipulated scheduling order requiring that defendants respond to the complaints 45 days following the later of (a) the stockholder vote on the proposed merger and (b) plaintiffs’ filing of a consolidated, amended complaint. A preliminary conference is scheduled to take place on November 19, 2019. The defendants believe the claims asserted in the New York Actions are without merit and they intend to defend these lawsuits vigorously. At this time, defendants are unable to determine whether an unfavorable outcome from these matters is probable or remote or to estimate the amount or range of potential loss, if any.

Set forth below is a description of the Delaware Decision (as described below), which should be read in the context of the impact that the Delaware Decision and the Settlement (as described below) may have on Sierra with respect to any potential amendment to the Merger Agreements.

On February 11, 2019, the MCC Stockholder Action was commenced in the Delaware Court of Chancery by FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. (collectively, “FrontFour”). The MCC Stockholder Action, as consolidated, is captioned In re Medley Capital Corporation Stockholder Litigation, C.A. 2019-0100-KSJM against Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, Sierra, MCC, MCC Advisors, Medley Group LLC, and Medley LLC. The complaint, as amended on February 12, 2019, alleged that MCC’s directors (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC Stockholders in connection with the MCC Merger, and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. The complaint sought to enjoin the vote of MCC Stockholders on the MCC Merger and enjoin enforcement of certain provisions of the MCC Merger Agreement. On March 11, 2019, following a two-day trial, the Delaware Court of Chancery issued the Delaware Decision denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by FrontFour in its complaint. The Delaware Court of Chancery held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger, but that FrontFour had failed to prove that Sierra had aided or abetted those breaches of fiduciary duties. The Delaware Court of Chancery ordered the defendants to issue corrective disclosures consistent with the Delaware Decision, and enjoined a vote of MCC Stockholders on the MCC Merger until such disclosures have been made and MCC Stockholders have had the opportunity to assimilate this information. On March 20, 2019, another purported stockholder class action was commenced by Stephen Altman against Brook Taube, Seth Taube, Jeff Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, Mark Lerdal, and John E. Mack in the Delaware Court of Chancery, captioned Altman v. Taube, Case No. 2019-0219 (the “Altman Action”). The complaint alleged that the defendants breached their fiduciary duties to MCC Stockholders in connection with the vote of MCC Stockholders on the proposed Mergers. On April 8, 2019, the Delaware Court of Chancery granted a stipulation consolidating the MCC Stockholder Action and the Altman Action, designating the amended complaint in the MCC Stockholder Action as the operative complaint, and designating the plaintiffs in the MCC Stockholder Action and their counsel the lead plaintiffs and lead plaintiffs’ counsel, respectively.

On April 15, 2019, certain parties in the MCC Stockholder Action reached agreement on the Term Sheet. On July 29, 2019, MCC and MDLY entered into the Settlement, as amended on August 8, 2019, by and among MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC Advisors, Medley LLC, and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated MCC Stockholders, on the other hand, in connection with the MCC Stockholder Action.

The Settlement provides for the settlement of all claims brought against the Medley Parties in the MCC Stockholder Action. Under the Settlement, MCC agreed to seek the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement, which have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, respectively annexed to the Settlement. The Settlement also provides for, if the MCC Merger is consummated, the creation of a settlement fund, consisting of $17 million in cash and $30 million of Sierra Common Stock, with the number of shares of Sierra Common Stock to be calculated using the pro forma NAV reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to eligible members of the Settlement Class (as defined in the Settlement). Under the Settlement, MDLY also consented to certain amendments to the MCC Merger Agreement and the MDLY Merger Agreement that have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement annexed to the Settlement. In addition, in connection with the Settlement, on July 29, 2019, MCC entered into a Governance Agreement with FrontFour Capital Group LLC, FrontFour Master Fund, Ltd., FrontFour Capital Corp., FrontFour Opportunity Fund, David A. Lorber, Stephen E. Loukas and Zachary R. George, pursuant to which, among other matters, FrontFour is subject to customary standstill restrictions and required to vote in favor of the revised MCC Merger at a meeting of stockholders to approve the Amended MCC Merger Agreement.

The Settlement also provides for mutual releases between and among FrontFour and the Settlement Class, on the one hand, and the Medley Parties and their successors and assigns, on the other hand, of all claims that were or could have been asserted in the MCC Stockholder Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the MCC Stockholder Action and all claims that were or could have been asserted (other than claims against the Highland Parties, as defined in the Settlement) in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.) (the “Federal Action”), and FrontFour and the Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

The Settlement further provides that MCC and FrontFour shall work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement consistent with the Delaware Decision.

The Settlement is subject to the approval of the Delaware Court of Chancery. On September 26, 2019, FrontFour filed a motion seeking an order approving the Settlement, and also moved for the Delaware Court of Chancery to award the plaintiff attorney fees in the amount of $22 million and expenses in the amount of $420,334.97 (the “Fee Application”). The Delaware Court of Chancery held a hearing to consider the Settlement and the Fee Application on October 24, 2019. The parties submitted a supplemental briefing with respect to the Settlement on October 31, 2019. To date, the Court has not issued a decision with respect to approval of the Settlement or the plaintiff attorney fees and expenses.

On April 5, 2019, a purported stockholder class action was commenced in the Supreme Court of the State of New York, County of New York, by alleged Sierra Stockholders, captioned Roger Anderson et al. v. Stephen R. Byers et al., Index No. 652006/2019 (the “Anderson Action”). The defendants named in the Anderson Action were Stephen R. Byers, Oliver T. Kane, Valerie Lancaster-Beal, Brook Taube, Seth Taube, Sierra, and Sierra Management, Inc. The complaint alleges that the individuals named as defendants breached their fiduciary duties to Sierra Stockholders in connection with the proposed Mergers, and that Brook Taube, Seth Taube, Sierra, and Sierra Management, Inc. aided and abetted those alleged breaches of fiduciary duties. The complaint seeks to enjoin the proposed Mergers or, in the alternative, to recover money damages in an unspecified amount. On October 9, 2019, the Delaware Court of Chancery entered a stipulated scheduling order, which provides that the plaintiffs shall file an amended complaint by November 8, 2019, and that the defendants’ time to respond to the amended complaint will be sixty days following the filing of the amended complaint. On November 8, 2019, the plaintiffs filed an amended complaint, alleging that the individual defendants breached their fiduciary duties in connection with both the original proposed mergers and the revised proposed mergers, that Brook Taube and Seth Taube breached fiduciary duties to Sierra Stockholders in allegedly acting in a controlling capacity with respect to Sierra, and that Sierra and Merger Sub aided and abetted those alleged breaches of fiduciary duties. A preliminary conference is currently scheduled for November 19, 2019. The defendants believe the claims asserted in the Anderson Action are without merit and they intend to defend the lawsuit vigorously.

Competition

Sierra’s primary competitors to provide financing to private and middle-market companies are public and private funds, commercial banks, commercial finance companies, other BDCs, small business investment companies and private equity and hedge funds. Some competitors may have access to funding sources that are not available to Sierra. In addition, some of Sierra’s competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than Sierra. Furthermore, many of its competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on Sierra as a BDC or to the distribution and other requirements it must satisfy to maintain its favorable RIC tax treatment.

Staffing

Sierra does not currently have any employees. Services necessary for its business are provided by individuals who are employees of SIC Advisors and Medley, pursuant to the terms of the Sierra Investment Advisory Agreement and the Sierra Administration Agreement. Sierra’s day-to-day investment operations are managed by SIC Advisors. In addition, Sierra reimburses Medley Capital LLC for its allocable portion of expenses incurred by it in performing its obligations under the Sierra Administration Agreement, including its allocable portion of the cost of the Chief Financial Officer and the Chief Compliance Officer and their respective staffs.

Administration

Sierra has entered into an administration agreement with Medley Capital LLC (the “Sierra Administration Agreement”) pursuant to which Medley Capital LLC furnishes Sierra with administrative services necessary to conduct its day-to-day operations. Medley Capital LLC is reimbursed for administrative expenses it incurs on Sierra’s behalf in performing its obligations. Such costs are reasonably allocated to Sierra on the basis of assets, revenues, time records or other reasonable methods. Sierra does not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC. Medley Capital LLC is an affiliate of SIC Advisors. See “Administration Agreement and Fees” below.

Investments

Sierra has built an investment portfolio that includes senior secured first lien term loans, senior secured second lien term loans, senior secured first lien notes, subordinated notes and equity/warrants.

The following table shows the investment portfolio composition by industry classification at fair value as of June 30, 2019:

Industry Classification	Fair Value	Percentage
Services: Business	$133,931,579	16.6%
Multi-Sector Holdings	142,385,017	17.7%
Healthcare & Pharmaceuticals	71,205,546	8.8%
High Tech Industries	66,061,383	8.2%
Aerospace & Defense	48,953,662	6.1%
Banking, Finance, Insurance & Real Estate	45,797,605	5.7%
Construction & Building	44,572,576	5.5%
Wholesale	37,137,046	4.6%
Transportation: Cargo	19,499,335	2.4%
Automotive	25,585,576	3.2%
Consumer Goods: Durable	24,157,288	3.0%
Hotel, Gaming & Leisure	20,446,997	2.5%
Capital Equipment	17,179,706	2.1%
Containers, Packaging & Glass	15,761,957	2.0%
Media: Diversified & Production	10,524,312	1.3%
Services: Consumer	15,469,960	1.9%
Energy: Oil & Gas	14,117,361	1.8%
Chemicals, Plastics & Rubber	11,363,049	1.4%
Transportation: Consumer	6,930,182	0.9%
Forest Products & Paper	6,893,311	0.9%
Media: Advertising, Printing & Publishing	6,749,195	0.8%
Environmental Industries	6,436,584	0.8%
Media: Broadcasting & Subscription	4,727,451	0.6%
Consumer Goods: Non-durable	4,694,081	0.6%
Metals & Mining	3,335,599	0.4%
Retail	1,105,673	0.1%
Total	$805,022,031	100.0%

The following table shows the investment portfolio composition by industry classification at fair value as of December 31, 2018, exclusive of the underlying total return swap portfolio:

	Fair Value	Percentage
Services: Business	$156,398,957	16.9%
Multi-Sector Holdings	147,751,337	16.0
Healthcare & Pharmaceuticals	75,750,145	8.2
High Tech Industries	72,744,712	7.9
Aerospace & Defense	55,177,303	6.0
Banking, Finance, Insurance & Real Estate	53,079,983	5.7
Construction & Building	50,606,634	5.5
Wholesale	42,859,121	4.6
Hotel, Gaming & Leisure	34,305,563	3.7
Transportation: Cargo	25,736,261	2.8
Automotive	25,711,838	2.8
Consumer Goods: Durable	23,617,293	2.6
Chemicals, Plastics & Rubber	22,245,236	2.4
Containers, Packaging & Glass	16,165,041	1.8
Media: Advertising, Printing & Publishing	15,298,916	1.7
Energy: Oil & Gas	14,779,343	1.6
Media: Diversified & Production	14,321,399	1.6
Services: Consumer	11,801,389	1.3
Capital Equipment	11,187,500	1.2
Retail	8,605,149	0.9
Forest Products & Paper	7,690,117	0.8
Consumer Goods: Non-durable	7,522,988	0.8
Transportation: Consumer	7,402,367	0.8
Metals & Mining	6,925,615	0.7
Environmental Industries	5,164,068	0.6
Media: Broadcasting & Subscription	5,053,547	0.5
Beverage & Food	4,742,100	0.5
Telecommunications	836,840	0.1
Total	$923,480,762	100.0%

Investment Advisory Agreement and Fees

Sierra’s investment process is currently provided through the efforts of SIC Advisors and benefits from the business and specific industry knowledge, transaction expertise and deal-sourcing capabilities of Medley. SIC Advisors is responsible for the overall management of Sierra’s activities and for the day-to-day management of Sierra’s investment portfolio. SIC Advisors provides its services under the Sierra Investment Advisory Agreement with Sierra. The activities of SIC Advisors are subject to the supervision and oversight of the Sierra Board.

Advisory Services

Under the terms of the Sierra Investment Advisory Agreement, SIC Advisors is currently responsible for the following:

•        determining the composition and allocation of Sierra’s portfolio, the nature and timing of the changes to Sierra’s portfolio and the manner of implementing such changes;

•        identifying, evaluating, negotiating and structuring the investments Sierra makes;

•        performing due diligence on prospective portfolio companies;

•        executing, closing, servicing and monitoring the investments Sierra makes;

•        determining the securities and other assets that Sierra will purchase, retain or sell; and

•        providing Sierra with such other investment advisory, research and related services as Sierra may, from time to time, reasonably require for the investment of its capital.

Under the Sierra Investment Advisory Agreement, SIC Advisors has a fiduciary responsibility for the safeguarding and use of all of Sierra’s funds and assets. SIC Advisors is also subject to liability under both the Investment Company Act and the Advisers Act for a breach of these fiduciary duties.

Currently, SIC Advisors is primarily responsible for initially identifying, evaluating, negotiating and structuring Sierra’s investments. These activities will be carried out by its investment teams and subject to the oversight of SIC Advisors’ senior investment personnel. Each investment that Sierra makes will require the approval of SIC Advisors before the investment may be made. Certain affiliated co-investment transactions may require the additional approval of Sierra’s independent directors.

SIC Advisors’ services under the Sierra Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to Sierra are not impaired.

Term; Effective Date

The Sierra Investment Advisory Agreement was initially approved by the Sierra Board on April 5, 2012 and, pursuant to the Investment Company Act, remained in effect for an initial period of two years. Most recently, on April 4, 2019, the Sierra Board, at an in-person meeting, approved the renewal of the Sierra Investment Advisory Agreement for an additional one-year term. Unless earlier terminated pursuant to its terms, the Sierra Investment Advisory Agreement will remain in effect from year-to-year thereafter if approved annually at an in-person meeting of the Sierra Board by a majority of Sierra’s directors who are not “interested persons” as defined in Section 2(a)(19) of the Investment Company Act, of Sierra or SIC Advisors, and either the Sierra Board or the holders of a majority of Sierra’s outstanding voting securities.

At its in-person meeting of the Sierra Board held on April 4, 2019, the Sierra Board, including all of the independent directors, considered the re-approval of the Sierra Investment Advisory Agreement. In advance of that meeting, the independent directors met separately on multiple occasions with their independent counsel. At those meetings, the independent directors reviewed a significant amount of information, which had been furnished by SIC Advisors at the request of independent counsel on behalf of the independent directors. The independent directors met on March 28, 2019, with SIC Advisors’ investment team to review SIC Advisors’ investment process and, on March 29, 2019, with SIC Advisors’ senior management to discuss, among other things, whether any changes to the advisory fee schedule would be appropriate at this time.

In its considerations, the Sierra Board focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to Sierra by SIC Advisors; (b) Sierra’s investment performance and the investment performance of the Adviser; (c) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives and strategies; (d) Sierra’s operating expenses and expense ratio compared to BDCs with similar investment objectives and strategies; (e) any existing and potential sources of indirect income to SIC Advisors and its affiliates from its relationships with Sierra and the profitability of those relationships; (f) information about the services to be performed and the personnel performing such services under the Sierra Investment Advisory Agreement; (g) the organizational capability and financial condition of SIC Advisors and its affiliates; (h) possible economies of scale arising from Sierra’s size and/or anticipated growth; and (i) possible alternative fee structures or bases for determining fees. The Sierra Board took into consideration that its investment performance generally was below that of BDCs with similar investment objectives and strategies and that its advisory fees and operating expense generally were higher than those of BDCs with similar investment objectives and strategies. The Sierra Board also considered management’s discussion of Sierra’s relative investment performance and expenses.

Based on the information reviewed and discussions with management, the Sierra Board, including all of the independent directors, concluded that the investment management fee rates and terms were reasonable in relation to the services to be provided and unanimously approved the Sierra Investment Advisory Agreement for a period of one additional year. No single factor was determinative of the decision of the Sierra Board to approve the Sierra Investment Advisory Agreement, and individual directors may have weighed certain factors differently. Throughout the process, the independent directors were advised by independent counsel.

Annual Board Approval of the Investment Advisory Agreement

The Sierra Board, including a majority of independent directors, annually reviews the compensation Sierra pays to Medley to determine that the provisions of the Sierra Investment Advisory Agreement are carried out satisfactorily and to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided. The Sierra Board reviews the methodology employed in determining how the expenses are allocated to Sierra and the proposed allocation of administrative expenses among Sierra and certain affiliates of Medley. The Sierra Board then assesses the reasonableness of such reimbursements for expenses allocated to Sierra based on the breadth, depth and quality of such services as compared to the estimated cost to Sierra of obtaining similar services from third-party service providers known to be available. In addition, the Sierra Board considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Sierra Board compares the total amount paid to Medley for such services to amounts paid by other comparable BDCs to their investment advisers for similar services.

Investment Advisory Fees

Sierra pays SIC Advisors a fee for its services under the Sierra Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. Sierra believes that this fee structure benefits Sierra Stockholders by aligning the compensation of SIC Advisors with Sierra’s overall investment performance. The cost of both the management fee and the incentive fee are ultimately borne by Sierra Stockholders.

Base Management Fee

The base management fee is calculated at an annual rate of 1.75% of Sierra’s gross assets payable quarterly in arrears. For purposes of calculating the base management fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. SIC Advisors will benefit when Sierra incurs debt or uses leverage. The base management fee is calculated based on Sierra’s gross assets at the end of each completed calendar quarter. Base management fees for any partial quarter will be appropriately pro-rated.

Incentive Fee

The incentive fee is divided into two parts: (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The subordinated incentive fee on income is earned on pre-incentive fee net investment income and is determined and payable in arrears as of the end of each calendar quarter during which the Sierra Investment Advisory Agreement is in effect. If the Sierra Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of the termination.

The subordinated incentive fee on income for each quarter will be calculated as follows:

•        No subordinated incentive fee on income is payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.75% per quarter on Sierra’s net assets at the end of the immediately preceding fiscal quarter. Sierra refers to this as the preferred quarterly return.

•        All of Sierra’s pre-incentive fee net investment income, if any, that exceeds the preferred quarterly return, but is less than or equal to 2.1875% on Sierra’s net assets at the end of the immediately preceding fiscal quarter in any quarter, is payable to SIC Advisors. Sierra refers to this portion of its subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of Sierra’s pre-incentive fee net investment income when Sierra’s pre-incentive fee net investment income exceeds 2.1875% on its net assets at the end of the immediately preceding fiscal quarter in any quarter.

•        For any quarter in which Sierra’s pre-incentive fee net investment income exceeds 2.1875% on its net assets at the end of the immediately preceding fiscal quarter, the subordinated incentive fee on income shall equal 20% of the amount of Sierra’s pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

•        Pre-incentive fee net investment income is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus Sierra’s operating expenses for the quarter, including the base management fee, expenses payable under the Sierra Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

The following is a graphical representation of the calculation of the quarterly subordinated incentive fee on income:

Quarterly Subordinated Incentive Fee on Income
Pre-Incentive Fee Net Investment Income
(expressed as a percentage of net assets)

Percentage of Pre-Incentive Fee Net Investment Income Allocated to Quarterly Incentive Fee

The incentive fee on capital gains is earned on investments sold and shall be determined and payable in arrears as of the end of each calendar year during which the Sierra Investment Advisory Agreement is in effect. In the case the Sierra Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of such termination. The fee equals 20% of Sierra’s realized capital gains, less the aggregate amount of any previously paid incentive fee on capital gains. The incentive fee on capital gains is equal to Sierra’s realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis.

Because of the structure of the subordinated incentive fee on income and the incentive fee on capital gains, it is possible that Sierra may pay such fees in a quarter where it incurs a net loss. For example, if Sierra receives pre-incentive fee net investment income in excess of the 1.75% on its net assets at the end of the immediately preceding fiscal quarter for a quarter, Sierra will pay the applicable incentive fee even if it has incurred a net loss in the quarter due to a realized or unrealized capital loss. SIC Advisors will not be under any obligation to reimburse Sierra for any part of the incentive fee it receives that is based on prior period accrued income that Sierra never receives as a result of a subsequent decline in the value of its portfolio.

The fees that are payable under the Sierra Investment Advisory Agreement for any partial period will be appropriately pro-rated. The fees will also be calculated using a detailed policy and procedure approved by SIC Advisors and the Sierra Board, including a majority of the independent directors, and such policy and procedure will be consistent with the description of the calculation of the fees set forth above.

SIC Advisors may elect to defer or waive all or a portion of the fees that would otherwise be paid to it in its sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as SIC Advisors may determine in its sole discretion.

Below are examples of the two-part incentive fee:

Example — Subordinated Incentive Fee on Income, Determined on a Quarterly Basis

Assumptions

First Quarter:	Pre-incentive fee net investment income equals 0.5500%
Second Quarter:	Pre-incentive fee net investment income equals 1.9500%
Third Quarter:	Pre-incentive fee net investment income equals 2.8000%

The subordinated incentive fee on income in this example would be:

First Quarter:	Pre-incentive fee net investment income does not exceed the 1.75% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income
Second Quarter:

Pre-incentive fee net investment income falls between the 1.75% preferred return rate and the catch up of 2.1875%, therefore the incentive fee on pre-incentive fee net investment income is 100% between the 1.75% preferred return and 1.95%

Third Quarter:

Pre-incentive fee net investment income exceeds the 1.75% preferred return and the 2.1875% catch up provision. Therefore the catch up provision is fully satisfied by the 2.8% of pre-incentive fee net investment income above the 1.75% preferred return rate and there is a 20% incentive fee on pre-incentive fee net investment income above the 2.1875% “catch up”

Example — Incentive Fee on Capital Gains (Millions)

Alternative 1 — Assumptions

Year 1:	$20 million investment made in company A (“Investment A”), and $30 million investment made in company B (“Investment B”)
Year 2:	Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million
Year 3:	FMV of Investment B determined to be $25 million
Year 4:	Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

Year 1:	None, because no investments were sold
Year 2:	Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)
Year 3:	None, because no investments were sold
Year 4:	Capital gains incentive fee of $200,000 ($6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2))

Alternative 2 — Assumptions

Year 1:

$20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”), $25 million investment made in Company C (“Investment C”) and the cost basis of Other Portfolio Investments is $25 million

Year 2:

Investment A sold for $50 million ($20 million cost basis to be reinvested into Other Portfolio Investments and the $30 million capital gain is available for distribution), fair market value, or FMV, of Investment B determined to be $25 million (creates $5 million in unrealized capital depreciation), the FMV of Investment C determined to be $25 million and FMV of Other Portfolio Investments determined to be $25 million

Year 3:

FMV of Investment B determined to be $27 million (creates $3 million in unrealized capital depreciation), Investment C sold for $30 million ($25 million cost basis to be reinvested into Other Portfolio Investments and the $5 million capital gain is available for distribution) and FMV of Other Portfolio Investments determined to be $45 million

Year 4:	FMV of Investment B determined to be $30 million and FMV of Other Portfolio Investments determined to be $45 million
Year 5:

Investment B sold for $20 million ($20 million cost basis to be reinvested into Other Portfolio Investments and $10 million capital loss) and FMV of Other Portfolio Investments determined to be $45 million

Year 6:	Total Portfolio is sold for $80 million ($15 million capital gain computed based on a cumulative cost basis in Other Portfolio Investments of $65 million)

The incentive fee on capital gains in this example would be:

Year 1:	None, because no investments were sold
Year 2:	$5 million incentive fee on capital gains (20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B))
Year 3:

$1.4 million incentive fee on capital gains ($6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation))) less $5 million incentive fee on capital gains paid in Year 2

Year 4:	None, because capital gains incentive fees are paid on realized capital gains only
Year 5:

None, because $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) is less than $6.4 million cumulative incentive fee on capital gains paid in prior years

Year 6:

$1.6 million incentive fee on capital gains (20% multiplied by $40 million ($25 million cumulative realized capital gains plus $15 million realized capital gains)) less $6.4 million cumulative incentive fee on capital gains received in prior years

Prohibited Activities

The Sierra Charter prohibits the following activities between Sierra, SIC Advisors and its affiliates:

•        Sierra may not purchase or lease assets in which SIC Advisors or its affiliates has an interest unless (i) Sierra discloses the terms of the transaction to the Sierra Stockholders, the terms are fair to Sierra and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the Investment Company Act or an exemptive order under the Investment Company Act issued to Sierra by the SEC;

•        Sierra may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•        SIC Advisors and its affiliates may not acquire assets from Sierra unless approved by Sierra Stockholders in accordance with the Sierra Charter;

•        Sierra may not lease assets to SIC Advisors or its affiliates unless it discloses the terms of the transaction to Sierra Stockholders and such terms are fair and reasonable to Sierra;

•        Sierra may not make any loans to SIC Advisors or its affiliates except for the advancement of funds as permitted by the Sierra Charter;

•        Sierra may not acquire assets in exchange for Sierra Common Stock;

•        Sierra may not pay a commission or fee, either directly or indirectly to SIC Advisors, its affiliates, except as otherwise permitted by the Sierra Charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of Sierra’s assets;

•        SIC Advisors and its affiliates may not charge duplicate fees to Sierra; and

•        SIC Advisors and its affiliates may not provide financing to Sierra with a term in excess of 12 months.

In addition, the Sierra Investment Advisory Agreement prohibits SIC Advisors and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. SIC Advisors and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Finally, SIC Advisors and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

Indemnification of SIC Advisors

The Sierra Investment Advisory Agreement provides that SIC Advisors and its officers, directors, persons associated with SIC Advisors, Sierra Stockholders (and owners of the stockholders), controlling persons and agents are entitled to indemnification from Sierra for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceedings arising out of or otherwise based on the performance of any of SIC Advisors’ duties or obligations under the Sierra Investment Advisory Agreement, as applicable, or otherwise as SIC Advisors, (i) to the extent such damages, liabilities, cost and expenses (A) are not fully reimbursed by insurance and (B) do not arise by reason of willful misfeasance, bad faith, or gross negligence in SIC Advisors’ performance of such duties or obligations, or SIC Advisors’ reckless disregard of such duties or obligations, and (ii) otherwise to the fullest extent such indemnification is consistent with the provisions of the Sierra Charter, the Investment Company Act, the MGCL and other applicable law.

The Sierra Investment Advisory Agreement further provides that SIC Advisors and its officers, directors, persons associated with SIC Advisors, Sierra Stockholders (and owners of the stockholders), controlling persons and agents are not entitled to indemnification for any liability or loss suffered by them, nor will they be held harmless for any loss or liability suffered by Sierra, unless (i) the indemnified party has determined, in good faith, that the course of conduct which caused the loss or liability was in Sierra’s best interests; (ii) SIC Advisors was acting on behalf of or performing services for Sierra; (iii) such liability or loss was not the result of misconduct or negligence by SIC Advisors; and (iv) such indemnification or agreement to hold harmless is recoverable only out of Sierra’s net assets and not from Sierra Stockholders.

Administration Agreement and Fees

Administrative Services

Under the terms of the Sierra Administration Agreement, and on Sierra’s behalf, Medley Capital LLC performs or oversees the performance of various administrative services that Sierra requires. These include investor services, general ledger accounting, fund accounting, maintaining required financial records, calculating Sierra’s NAV, filing tax returns, preparing and filing SEC reports, preparing, printing and disseminating stockholder reports and generally overseeing the payment of Sierra’s expenses and the performance of administrative and professional services rendered to Sierra by others. Medley provides Sierra with facilities and access to personnel necessary for Sierra’s business and these services. For providing these services, facilities and personnel, Sierra reimburses Medley Capital LLC for administrative expenses it incurs in performing its obligations.

Additionally, as a BDC, Sierra offers, and must provide upon request, managerial assistance to its portfolio companies. This managerial assistance may include monitoring the operations of Sierra’s portfolio companies, participating in board and management meetings, consulting with and advising officers of Sierra’s portfolio companies and providing other organizational and financial guidance. Medley Capital LLC will make available such managerial assistance, on Sierra’s behalf, to Sierra’s portfolio companies whether or not they request this assistance. Sierra may receive fees for these services and will reimburse Medley Capital LLC for its allocated costs in providing such assistance, subject to review and approval by the Sierra Board.

Term; Effective Date

The Sierra Administration Agreement became effective on April 17, 2012, the date that Sierra met its minimum offering requirement. Pursuant to its terms, and unless earlier terminated as described below, the Sierra Administration Agreement will remain in effect from year-to-year if approved annually by a majority of Sierra’s directors who are not “interested persons” as defined in the Investment Company Act, of Sierra or Medley Capital LLC, and either the holders of a majority of Sierra’s outstanding voting securities or the Sierra Board. Most recently, on April 4, 2019, the Sierra Board held an in-person meeting in order to consider the annual approval and continuation of the Sierra Administration Agreement. Based on the information relating to the terms of the Sierra Administration Agreement and the discussions held, the Sierra Board, including a majority of the non-interested directors, approved the Sierra Administration Agreement as being in the best interests of Sierra Stockholders. Specifically the Sierra Board approved the extension of the Sierra Administration Agreement for a period of one additional year, which will expire on April 17, 2020.

Sierra may terminate the Sierra Administration Agreement with Medley Capital LLC on 60 days’ written notice without penalty. Medley Capital LLC may terminate the Sierra Administration Agreement on 120 days’ written notice without penalty.

Regulation

General

Sierra is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act. BDCs are closed-end funds that elect to be regulated as BDCs under the Investment Company Act. As such, BDCs are subject to only certain provisions of the Investment Company Act. BDCs are provided greater flexibility under the Investment Company Act than are other investment companies in dealing with their portfolio companies, issuing securities, and compensating their managers. BDCs can be internally or externally managed and may elect to be treated as RICs for U.S. federal income tax purposes. The Investment Company Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters, and affiliates of those affiliates or underwriters. The Investment Company Act requires that a majority of a BDC’s directors be persons other than “interested persons,” as that term is defined in the Investment Company Act. In addition, the Investment Company Act provides that Sierra may not change the nature of its business so as to cease to be, or withdraw its election as a BDC unless approved by a majority of its outstanding voting securities. The Investment Company Act defines “a majority of the outstanding voting securities” as the lesser of: (1) 67% or more of the voting securities present at a meeting if the holders of more than 50% of its outstanding voting securities are present or represented by proxy or (2) more than 50% of its voting securities.

Sierra is generally not able to issue and sell the Sierra Common Stock at a price below NAV per share. Sierra may, however, sell the Sierra Common Stock, or warrants, options, or rights to acquire the Sierra Common Stock, at a price below the then-current NAV of the Sierra Common Stock if the Sierra Board determines that such sale is in its best interests and the best interests of Sierra Stockholders, and the Sierra Stockholders approve such sale. In addition, Sierra may generally issue new shares of Sierra Common Stock at a price below NAV in rights offerings to existing stockholders, in payment of dividends, and in certain other limited circumstances.

Sierra may invest up to 100% of its assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, Sierra may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Sierra does not intend to acquire securities issued by any investment company that exceed the limits imposed by the Investment Company Act.

On March 23, 2018, the SBCA was signed into law and, among other things, instructs the SEC to issue rules or amendments to rules allowing BDCs to use the same securities offering and proxy rules that are available to operating companies, including, among other things, allowing BDCs to incorporate by reference in registration statements filed with the SEC and allow certain BDCs to file shelf registration statements that are automatically effective and take advantage of other benefits available to “well-known seasoned issuers” as defined in rules promulgated under the Securities Act. On March 20, 2019, the SEC proposed rule amendments to implement certain provisions of the SBCA; however, as of the date of this Amended Joint Proxy Statement/Prospectus, Sierra does not know if and when the proposed rules relating to this legislation will be implemented.

BDC Regulation: Qualifying Assets

Under the Investment Company Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the Investment Company Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the BDC’s total assets. As discussed in greater detail below, the Investment Company Act defines qualifying assets as principally including certain investments by a BDC in eligible portfolio companies. An eligible portfolio company is defined under the Investment Company Act as any issuer which:

1.      is organized under the laws of, and has its principal place of business in, the United States;

2.      is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the Investment Company Act; and

3.      satisfies any of the following:

a.      does not have any class of securities that is traded on a national securities exchange;

b.      has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

c.      is controlled by a BDC, either alone or as part of a group acting together, and the BDC has an affiliated person who is a director of the eligible portfolio company; or

d.      is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

As relevant to Sierra’s proposed business, the principal categories of qualifying assets under the Investment Company Act are the following:

1.      Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC.

2.      Securities of any eligible portfolio company that Sierra controls.

3.      Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4.      Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and Sierra already owns 60% of the outstanding equity of the eligible portfolio company.

5.      Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6.      Cash, cash equivalents, U.S. government securities, or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the U.S. and be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Business Development Company Regulation: Control and Managerial Assistance to Portfolio Companies

BDCs generally must offer to make available to the issuer of the securities significant managerial assistance, except in circumstances where either (i) the BDC controls such issuer of securities or (ii) the BDC purchases such securities in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance. Making available managerial assistance includes any arrangement whereby the BDC, through its directors, officers, or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, Sierra’s investments may consist of cash, cash equivalents, U.S. government securities, or high-quality debt securities maturing in one year or less from the time of investment so that 70% of its total assets are qualifying assets. Typically, Sierra intends to invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as Sierra, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of its assets that may be invested in such repurchase agreements. However, if more than 25% of its total assets constitute repurchase agreements from a single counterparty, Sierra may not meet the diversification requirements in order to qualify to be taxed as a RIC for U.S. federal income tax purposes. Thus, Sierra does not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Sierra currently expects that SIC Advisors will monitor the creditworthiness of the counterparties with which Sierra enters into repurchase agreement transactions.

Warrants and Options

Under the Investment Company Act, a BDC is subject to restrictions on the amount of warrants, options, restricted stock or rights to purchase shares of capital stock that it may have outstanding at any time. Under the Investment Company Act, Sierra may generally only offer warrants provided that (i) the warrants expire by their terms within ten years, (ii) the exercise or conversion price is not less than the current market value at the date of issuance, (iii) Sierra Stockholders authorize the proposal to issue such warrants, and the Sierra Board approves such issuance on the basis that the issuance is in the best interests of Sierra and the Sierra Stockholders and (iv) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The Investment Company Act also provides that the amount of Sierra’s voting securities that would result from the exercise of all outstanding warrants, as well as options and rights, at the time of issuance may not exceed 25% of its outstanding voting securities. In particular, the amount of capital stock that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase capital stock cannot exceed 25% of the BDC’s total outstanding shares of capital stock.

Senior Securities

Sierra is permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to the Sierra Common Stock if its asset coverage, as defined in the Investment Company Act, is at least equal to 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) immediately after each such issuance. In addition, while any senior securities remain outstanding, Sierra must prohibit any distribution to Sierra Stockholders or the repurchase of such securities or shares unless Sierra meets the applicable asset coverage ratios at the time of the distribution or repurchase. Sierra may also borrow amounts up to 5% of the value of its total assets for temporary or emergency purposes without regard to asset coverage.

For purposes of the asset coverage ratio test applicable to Sierra as a BDC, Sierra will treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Arbor under the TRS, as a senior security for the life of that instrument. Sierra may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Code of Ethics

Sierra has adopted a code of ethics, which it calls the “Code of Business Conduct and Ethics,” which covers ethics and business conduct. The Code of Business Conduct and Ethics applies to Sierra’s directors, officers and employees. The Code of Business Conduct and Ethics is publicly available on the Corporate Governance section of Sierra’s website under “Corporate Governance” at http://www.sierraincomecorp.com/CorporateGovernance.html. Sierra will report any amendments to or waivers of a required provision of the Code of Business Conduct and Ethics on Sierra’s website or in a Current Report on Form 8-K. You may read and copy any materials that Sierra files with the SEC at http://www.sec.gov. Information contained on Sierra’s website is not incorporated by reference into this Amended Joint Proxy Statement/Prospectus, and you should not consider that information to be part of this Amended Joint Proxy Statement/Prospectus.

Compliance Policies and Procedures

Sierra and SIC Advisors have each adopted and implemented written compliance policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Sierra’s Chief Compliance Officer is responsible for administering Sierra’s compliance policies and procedures and SIC Advisors’ Chief Compliance Officer is responsible for administering the compliance policies and procedures for SIC Advisors.

Proxy Voting Policies and Procedures

Sierra has delegated its proxy voting responsibility to SIC Advisors. SIC Advisors will vote proxies according to its proxy voting policies and procedures which are set forth below. These policies and procedures are reviewed periodically by SIC Advisors as well as the Sierra Board, and, accordingly, are subject to change.

As an investment adviser registered under the Investment Company Act, SIC Advisors has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. These policies and procedures for voting proxies for the investment advisory clients of SIC Advisors are intended to comply with Section 206 of the Advisers Act and Rule 206(4)-6 thereunder.

Proxy Policies

SIC Advisors will vote proxies relating to its securities in a manner that it believes, in its discretion, to be in the best interest of Sierra Stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote taking into account relevant factors, including: (1) the impact on the value of the securities; (2) the anticipated costs and benefits associated with the proposal; (3) the effect on liquidity; and (4) customary industry and business practices. Although SIC Advisors will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of SIC Advisors are made by its portfolio managers and investment professionals under the supervision of SIC Advisors legal/compliance department. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) the recommended vote be approved by a member of SIC Advisors legal/compliance department prior to being submitted to the custodian; (b) associates involved in the decision making process or vote administration are prohibited from revealing how SIC Advisors intends to vote on a proposal in order to reduce any attempted influence from interested parties; and (c) where a material conflict of interest exists, the Chief Compliance Officer designates an individual or group who can impartially help decide how to resolve such conflict.

Proxy Voting Records

You may obtain information, without charge, regarding how SIC Advisors voted proxies with respect to Sierra’s portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, c/o Sierra Income Corporation at 280 Park Ave, 6th Floor East, New York, NY 10017.

Securities Exchange Act and Sarbanes-Oxley Act

Sierra is subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, Sierra is subject to the Sarbanes-Oxley Act of 2002, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements will affect Sierra. For example:

•        pursuant to Rule 13a-14 of the Exchange Act, Sierra’s Chief Executive Officer and Chief Financial Officer are required to certify the accuracy of the financial statements contained in its periodic reports;

•        pursuant to Item 307 of Regulation S-K, Sierra’s periodic reports are required to disclose its conclusions about the effectiveness of its disclosure controls and procedures;

•        pursuant to Rule 13a-15 of the Exchange Act, Sierra’s management is required to prepare a report regarding its assessment of its internal control over financial reporting; and

•        pursuant to Item 308 of Regulation S-K and Rule 13a-15 of the Exchange Act, Sierra’s periodic reports must disclose whether there were significant changes in its internal control over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires Sierra to review its policies and procedures to determine whether it complies with the Sarbanes-Oxley Act and its regulations. Sierra intends to monitor its compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that it is in compliance.

Other

Sierra is required to provide and maintain a bond issued by a reputable fidelity insurance company to protect it against larceny and embezzlement.

Election to Be Taxed as a RIC

Sierra has elected, and intends to qualify annually, to be treated as a RIC under Subchapter M of the Code. As a RIC, Sierra generally does not have to pay corporate-level U.S. federal income taxes on any income that it distributes to Sierra Stockholders from its tax earnings and profits. To maintain its qualification as a RIC, Sierra must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain and maintain RIC tax treatment, Sierra must distribute to Sierra Stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, or the Annual Distribution Requirement.

Taxation as a RIC

If Sierra:

•        maintains its qualification as a RIC; and

•        satisfies the Annual Distribution Requirement,

then Sierra will not be subject to U.S. federal income tax on the portion of its income it distributes (or is deemed to distribute) to Sierra Stockholders. Sierra will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to Sierra Stockholders.

Sierra will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless it distributes in a timely manner an amount at least equal to the sum of (1) 98% of its net ordinary income for each calendar year, (2) 98.2% of its capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which it paid no U.S. federal income tax, or the Excise Tax Avoidance Requirement. Sierra generally will endeavor in each taxable year to avoid any U.S. federal excise tax on its earnings.

In order to maintain its qualification as a RIC for U.S. federal income tax purposes, Sierra must, among other things:

•        continue to qualify as a BDC under the Investment Company Act at all times during each taxable year;

•        derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to its business of investing in such stock or securities, or the 90% Income Test; and

•        diversify its holdings so that at the end of each quarter of the taxable year:

•        at least 50% of the value of its assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of its assets or more than 10% of the outstanding voting securities of the issuer; and

•        no more than 25% of the value of its assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by Sierra and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships,” or the Diversification Tests.

For U.S. federal income tax purposes, Sierra may be required to recognize taxable income in circumstances in which it does not receive a corresponding payment in cash. For example, if Sierra holds debt obligations that are treated under applicable tax rules as having OID (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), Sierra must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by Sierra in the same taxable year. Sierra may also have to include in income other amounts that it has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Sierra anticipates that a portion of its income may constitute OID or other income required to be included in taxable income prior to receipt of cash.

Because any OID or other amounts accrued will be included in its investment company taxable income for the year of the accrual, Sierra may be required to make a distribution to Sierra Stockholders in order to satisfy the Annual Distribution Requirement, even though Sierra will not have received any corresponding cash amount. As a result, Sierra may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. Sierra may have to sell some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If Sierra is not able to obtain cash from other sources, it may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. Sierra’s ability to dispose of assets to meet its distribution requirements may be limited by (1) the illiquid nature of its portfolio and/or (2) other requirements relating to its status as a BDC or a RIC, including the Diversification Tests. If Sierra disposes of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, it may make such dispositions at times that, from an investment standpoint, are not advantageous.

Under the Investment Company Act, Sierra is not permitted to make distributions to Sierra Stockholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “— Senior Securities” above. As a result, Sierra may be prohibited from making distributions necessary to satisfy the Annual Distribution Requirement. Even if Sierra is not prohibited from making distributions, its ability to raise additional capital to satisfy the Annual Distribution Requirement may be limited. If Sierra is not able to make sufficient distributions to satisfy the Annual Distribution Requirement, it may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

Certain of its investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause Sierra to recognize income or gain without receipt of a corresponding distribution of cash, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Income Test. Sierra intends to monitor its transactions and may make certain tax elections to mitigate the potential adverse effect of these provisions, but there can be no assurance that any adverse effects of these provisions will be mitigated.

If Sierra purchases shares in a “passive foreign investment company” (a “PFIC”), it may be subject to U.S. federal income tax on its allocable share of a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if its allocable share of such income is distributed as a taxable dividend to Sierra Stockholders. Additional charges in the nature of interest generally will be imposed on Sierra in respect of deferred taxes arising from any such excess distribution or gain. If Sierra invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, Sierra will be required to include in income each year its proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, Sierra may be able to elect to mark-to-market at the end of each taxable year its shares in a PFIC; in this case, Sierra will recognize as ordinary income its allocable share of any increase in the value of such shares, and as ordinary loss its allocable share of any decrease in such value to the extent that any such decrease does not exceed prior increases included in its income. Under either election, Sierra may be required to recognize in a year income in excess of distributions from PFICs and proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% U.S. federal excise tax. Income required to be included as a result of a QEF election would be qualifying income for purposes of the 90% Income Test provided that they are derived in connection with Sierra’s business of investing in stocks and securities or the PFIC distributes such income to Sierra in the same taxable year to which the income is included in Sierra’s income.

Failure to Maintain Sierra’s Qualification as a RIC

If Sierra fails to satisfy the 90% Income Test or the Diversification Tests for any taxable year, it may nevertheless continue to qualify as a RIC for such year if certain relief provisions are applicable (which may, among other things, require Sierra to pay certain corporate-level U.S. federal income taxes or to dispose of certain assets).

If Sierra were unable to qualify for treatment as a RIC and the foregoing relief provisions are not applicable, it would be subject to tax on all of its taxable income at regular corporate rates, regardless of whether it makes any distributions to Sierra Stockholders. Distributions would not be required, and any distributions made would be taxable to Sierra Stockholders as ordinary dividend income. Subject to certain limitations, non-corporate stockholders may be eligible for a 20% maximum U.S. federal income tax rate to the extent of its current and accumulated earnings and profits provided certain holding period and other requirements were met. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of its current and accumulated earnings and profits would be treated first as a return of capital to the extent of the Sierra Stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. To requalify as a RIC in a subsequent taxable year, Sierra would be required to satisfy the RIC qualification requirements for that year and dispose of any earnings and profits from any year in which it failed to qualify as a RIC. Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the nonqualifying year, Sierra could be subject to tax on any unrealized net built-in gains in the assets held by it during the period in which it failed to qualify as a RIC that are recognized within the subsequent 5 years, unless Sierra made a special election to pay corporate-level U.S. federal income tax on such built-in gain at the time of its requalification as a RIC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF SIERRA

The information contained in this section should be read in conjunction with the “Selected Financial and Other Data of Sierra,” the “Unaudited Selected Pro Forma Consolidated Financial Data,” the “Unaudited Pro Forma Condensed Consolidated Financial Statements” and Sierra’s, MCC’s and MDLY’s financial statements and notes thereto appearing elsewhere in this Amended Joint Proxy Statement/Prospectus.

Sierra cannot assure you that the Mergers will be completed as scheduled, or at all. See “Special Factors,” “Description of the Amended MCC Merger Agreement,” “Description of the Amended MDLY Merger Agreement and “Risk Factors” for a description of the principal risks relating to the Mergers, the Combined Company following the completion of the Mergers, the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated, Sierra, MCC, and MDLY.

Overview

Sierra is an externally managed non-diversified closed-end management investment company that has elected to be treated as a BDC under the Investment Company Act. Sierra is externally managed by SIC Advisors, which is a registered investment adviser under the Advisers Act. SIC Advisors is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring Sierra’s portfolio on an ongoing basis. In addition, Sierra has elected, and intends to qualify annually to be treated, for U.S. federal income tax purposes, as a RIC under Subchapter M of the Code.

Under the Sierra Investment Advisory Agreement, Sierra pays SIC Advisors a base management fee as well as an incentive fee based on Sierra’s investment performance. Also, under the Sierra Administration Agreement, Sierra reimburses Medley Capital LLC for the allocable portion of overhead and other expenses incurred by Medley Capital LLC in performing its obligations under the Sierra Administration Agreement, including Sierra’s allocable portion of the costs of compensation and related expenses of Sierra’s Chief Compliance Officer, Chief Financial Officer and their respective staffs.

Sierra intends to meet its investment objective by primarily lending to, and investing in, the debt of privately owned U.S. middle market companies, which Sierra defines as companies with annual revenue between $50 million and $1 billion. Sierra intends to focus primarily on making investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. Sierra expects that the majority of Sierra’s debt investments will bear interest at floating interest rates, but Sierra’s portfolio may also include fixed-rate investments. Sierra will originate transactions sourced through SIC Advisors’ existing network, and, to a lesser extent, expect to acquire debt securities through the secondary market. Sierra may make equity investments in companies that it believes will generate appropriate risk adjusted returns, although Sierra does not expect such investments to be a substantial portion of Sierra’s portfolio.

The level of Sierra’s investment activity depends on many factors, including the amount of debt and equity capital available to prospective portfolio companies, the level of merger, acquisition and refinancing activity for such portfolio companies, the availability of credit to finance transactions, the general economic environment and the competitive environment for the types of investments Sierra makes. Based on prevailing market conditions, Sierra anticipates that it will invest the proceeds from each subscription closing generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with Sierra’s investment objectives and strategies.

As a BDC, Sierra is required to comply with certain regulatory requirements. For instance, Sierra generally has to invest at least 70% of Sierra’s total assets in “qualifying assets,” including securities of private or thinly traded public U.S. companies, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, Sierra is only allowed to borrow money such that Sierra’s asset coverage, as defined in the Investment Company Act, equals at least 200% (or 150% if, pursuant to recent legislation, certain requirements under the Investment Company Act are met) after such borrowing, with certain limited exceptions. To maintain Sierra’s RIC tax treatment, Sierra must meet specified source-of-income and asset diversification requirements. To be eligible for RIC tax treatment under Subchapter M for U.S. federal income tax purposes, Sierra must distribute at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, for the taxable year.

Agreements and Plan of Mergers

On August 9, 2018, Sierra entered into definitive agreements to acquire MCC and MDLY. Pursuant to the MCC Merger Agreement, dated as of August 9, 2018, by and between MCC and Sierra, MCC would, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving entity in the MCC Merger. Under the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time, other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries, would be converted into the right to receive 0.8050 shares of Sierra Common Stock.

Simultaneously, pursuant to the MDLY Merger Agreement, MDLY would, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger, and MDLY’s existing asset management business would continue to operate as a wholly owned subsidiary of the Combined Company. In the MDLY Merger, each share of MDLY Class A Common Stock, issued and outstanding immediately prior to the MDLY Merger Effective Time, other than MDLY Merger Dissenting Shares and shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly owned subsidiaries, would be converted into the right to receive (i) 0.3836 shares of Sierra Common Stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY Stockholders would have the right to receive certain dividends and/or other payments. If the Mergers are successfully consummated, Sierra Common Stock would be listed on the NYSE under the symbol “SRA” and the TASE, with such listings expected to be effective as of the closing date of the Mergers. Upon completion of the Mergers, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by MCC Advisors LLC, its wholly controlled adviser subsidiary.

Set forth below is a description of the Delaware Decision, which should be read in the context of the impact that the Delaware Decision and corresponding Term Sheet may have on Sierra with respect to any potential amendment to the MCC Merger Agreement or the MDLY Merger Agreement.

On February 11, 2019, the MCC Stockholder Action commenced in the Delaware Court of Chancery by FrontFour Capital Group LLC and FrontFour Master Fund, Ltd (collectively, “FrontFour”). The MCC Stockholder Action, as consolidated, is captioned In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM against Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, Sierra, MCC, MCC Advisors, Medley Group LLC, and Medley LLC. The complaint alleged that MCC’s directors (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC Stockholders in connection with the MCC Merger, and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Delaware Court of Chancery issued the Delaware Decision denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by FrontFour in its complaint. The Delaware Court of Chancery held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger, but rejected FrontFour’s claim that Sierra aided and abetted those breaches of fiduciary duties. The Delaware Court of Chancery ordered defendants to issue corrective disclosures consistent with the Delaware Decision, and enjoined a vote of MCC Stockholders on the MCC Merger until such disclosures have been made and MCC Stockholders have had the opportunity to assimilate this information.

On April 15, 2019, certain parties in the MCC Stockholder Action reached an agreement on the principal terms of a settlement, which are contained in the Term Sheet, among Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC, MCC Advisors, Medley LLC, and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand. The Term Sheet is intended to form the basis of a mutually agreeable definitive stipulation of settlement to be negotiated by the parties in the MCC Stockholder Action. The Term Sheet provides that MCC will seek to obtain the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement. If the foregoing amendments are entered into they will, among other matters (as described in further detail in the Term Sheet): (a) extend the MCC Merger Outside Date and the MDLY Merger Outside Date to October 31, 2019; (b) permit the MCC Special Committee to undertake a sixty-day “go shop” process to solicit superior transactions to the MCC Merger and (c) if the MCC Merger is consummated, create a settlement fund, consisting of $17 million in cash and $30 million of Sierra Common Stock, with the number of shares of Sierra Common Stock to be calculated using the pro forma NAV reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to the Eligible Class Members. In connection with the Term Sheet, MDLY has executed an acknowledgement and agreement to take certain actions, including consenting to certain amendments to the MCC Merger Agreement and the MDLY Merger Agreement, in furtherance of the transactions contemplated thereby.

In addition, the Term Sheet provides that MCC and FrontFour will enter into a Governance Agreement pursuant to which, among other matters, FrontFour will be subject to customary standstill restrictions and be required to vote in favor of the MCC Merger at a meeting of MCC Stockholders to approve the MCC Merger Agreement and in favor of the directors nominated by the Sierra Board for election at MCC’s 2019 annual meeting of MCC Stockholders.

Under the Term Sheet, the parties have agreed to cooperate to reduce the agreements reflected therein to a Settlement and to obtain approval of the Delaware Court of Chancery as soon as reasonably practicable thereafter. The Settlement will provide for mutual releases between and among FrontFour and the Settlement Class, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the MCC Stockholder Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the MCC Stockholder Action and all claims that were or could have been asserted (other than claims against NexPoint Advisors, L.P. and its affiliates) in the Federal Action, and FrontFour and the Settlement Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

Under the Term Sheet, MCC and FrontFour have also undertaken to work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement consistent with the Delaware Decision.

If the contemplated amendments to the MCC Merger Agreement and the MDLY Merger Agreement have not been entered into by May 15, 2019, the Term Sheet may be terminated by MCC or FrontFour. The contemplated amendments to the MCC Merger Agreement and the MDLY Merger Agreement require the agreement of Sierra and there can be no assurance that such agreement will be obtained or that agreements on the amendments to the MCC Merger Agreement and the MDLY Merger Agreement will be reached.

Revenues

Sierra generates revenue in the form of interest on the debt securities that Sierra holds and distributions and capital gains on other interests that Sierra acquires in its portfolio companies. Sierra expects that the senior debt it invests in will generally have stated terms of three to ten years and that the subordinated debt Sierra invests in will generally have stated terms of five to ten years. Sierra’s senior and subordinated debt investments bear interest at a fixed or floating rate. Interest on debt securities is generally payable monthly, quarterly or semiannually. In addition, some of Sierra’s investments provide for deferred interest payments or PIK interest. The principal amount of the debt securities and any accrued but unpaid interest generally will become due at the maturity date. In addition, Sierra may generate revenue in the form of commitment and other fees in connection with transactions. OIDs and market discounts or premiums will be capitalized, and Sierra will accrete or amortize such amounts as interest income. Sierra will record prepayment premiums on loans and debt securities as fee income. Dividend income, if any, will be recognized on an accrual basis to the extent that Sierra expects to collect such amounts.

Expenses

Sierra’s primary annual operating expenses consist of the payment of advisory fees and the reimbursement of expenses under the Sierra Investment Advisory Agreement with SIC Advisors and the Sierra Administration Agreement with Medley Capital LLC. Sierra bears other expenses, which include, among other things:

•        corporate, organizational and offering expenses relating to offerings of Sierra Common Stock, subject to limitations included in the Sierra Investment Advisory Agreement;

•        the cost of calculating Sierra’s NAV, including the related fees and cost of any third-party valuation services;

•        the cost of effecting sales and repurchases of shares of Sierra Common Stock and other securities;

•        fees payable to third parties relating to, or associated with, monitoring Sierra’s financial and legal affairs, making investments, and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

•        interest payable on debt, if any, incurred to finance Sierra’s investments;

•        transfer agent and custodial fees;

•        fees and expenses associated with marketing efforts subject to limitations included in the Sierra Investment Advisory Agreement;

•        federal and state registration fees and any stock exchange listing fees;

•        federal, state and local taxes;

•        independent directors’ fees and expenses, including travel expenses;

•        costs of director and stockholder meetings, proxy statements, stockholders’ reports and notices;

•        costs of fidelity bonds, directors and officers/errors and omissions liability insurance and other types of insurance;

•        direct costs, including those relating to printing of stockholder reports and advertising or sales materials, mailing, long distance telephone and staff subject to limitations included in the Sierra Investment Advisory Agreement;

•        fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act of 2002, the Investment Company Act and applicable federal and state securities laws;

•        brokerage commissions for Sierra’s investments;

•        all other expenses incurred by Sierra or SIC Advisors in connection with administering Sierra’s investment portfolio, including expenses incurred by SIC Advisors in performing certain of its obligations under the Sierra Investment Advisory Agreement; and

•        the reimbursement of the compensation of Sierra’s Chief Financial Officer and Chief Compliance Officer and their respective staffs, whose compensation is paid by Medley Capital LLC, to the extent that each such reimbursement amount is annually approved by Sierra’s independent director committee and subject to the limitations included in the Sierra Administration Agreement.

Administrative Services

Sierra reimburses Medley Capital LLC for the administrative expenses necessary for its performance of services to Sierra. However, such reimbursement is made at an amount equal to the lower of Medley Capital LLC’s actual costs or the amount that Sierra would be required to pay for comparable administrative services in the same geographic location. Also, such costs will be reasonably allocated to Sierra on the basis of assets, revenues, time records or other reasonable methods. Sierra will not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC.

Portfolio and Investment Activity

The following table shows the amortized cost and the fair value of Sierra’s investment portfolio as of June 30, 2019:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$464,604,012	51.5%	$401,886,948	50.0%
Senior secured second lien term loans	160,476,041	17.8	149,900,159	18.6
Senior secured first lien notes	30,965,000	3.4	30,106,400	3.7
Subordinated notes	73,542,052	8.2	67,042,643	8.3
Sierra Senior Loan Strategy JV I LLC	92,050,000	10.3	76,555,675	9.5
Equity/warrants	79,638,418	8.8	79,530,206	9.9
Total	$901,275,523	100.0%	$805,022,031	100.0%

As of June 30, 2019, Sierra’s income-bearing investment portfolio, which represented 89.4% of its total portfolio, had a weighted average yield based upon the cost of Sierra’s investment portfolio of 9.5%, and 7.0% of Sierra’s income-bearing portfolio bore interest based on fixed rates, while 93.0% of Sierra’s income-bearing portfolio bore interest at floating rates, such as LIBOR.

For the three months ended June 30, 2019, Sierra invested $60.0 million of principal in directly originated transactions across 21 portfolio companies and $7.0 million of principal in syndicated transactions across 5 portfolio companies. As of June 30, 2019, the investment portfolio was comprised of $763.7 million of principal in directly originated transactions across 68 portfolio companies and $124.1 million of principal in syndicated transactions across 23 portfolio companies.

The following table shows the amortized cost and the fair value of Sierra’s investment portfolio as of December 31, 2018:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$532,302,573	52.9%	$479,593,279	52.0%
Senior secured second lien term loans	174,258,971	17.3	169,923,547	18.4
Senior secured first lien notes	37,930,308	3.8	35,495,093	3.8
Subordinated notes	77,930,062	7.7	66,187,857	7.2
Sierra Senior Loan Strategy JV I LLC	92,050,000	9.2	82,515,860	8.9
Equity/warrants	91,194,948	9.1	89,765,126	9.7
Total	$1,005,666,862	100.0%	$923,480,762	100.0%

As of December 31, 2018, Sierra’s income-bearing investment portfolio, which represented 89.3% of Sierra’s total portfolio, had a weighted average yield based upon the cost of Sierra’s investment portfolio of approximately 9.7%, and 9.3% of Sierra’s income-bearing portfolio bore interest based on fixed rates, while 90.7% of Sierra’s income-bearing portfolio bore interest at floating rates, such as LIBOR.

The following table shows weighted average current yield to maturity, including the yield of cash collateral on the TRS, based on fair value as of June 30, 2019 and December 31, 2018:

	June 30, 2019		December 31, 2018
	Percentage of Total Investments	Weighted Average Current Yield for Total Investments(1)	Percentage of Total Investments	Weighted Average Current Yield for Total Investments(1)
Senior secured first lien term loans	50.0%	11.0%	50.5%	10.3%
Senior secured second lien term loans	18.6	13.4	17.8	13.3
Senior secured first lien notes	3.7	15.0	3.7	13.3
Subordinated notes	8.3	9.4	7.0	7.2
Sierra Senior Loan Strategy JV I LLC	9.5	9.7	8.7	9.7
Equity/warrants	9.9	11.8	12.3	12.2
Total	100.0%	11.7%	100.0%	10.8%

____________

(1)      The weighted average current yield for total investments does not represent the total return to Sierra Stockholders.

The following table shows the portfolio composition by industry classification based on fair value as of June 30, 2019:

Industry Classification	Investments at Fair Value	Percentage of Total Portfolio
Multi-Sector Holdings	$142,385,017	17.7%
Services: Business	133,931,579	16.6%
Healthcare & Pharmaceuticals	71,205,546	8.8%
High Tech Industries	66,061,383	8.2%
Aerospace & Defense	48,953,662	6.1%
Banking, Finance, Insurance & Real Estate	45,797,605	5.7%
Construction & Building	44,572,576	5.5%
Wholesale	37,137,046	4.6%
Automotive	25,585,576	3.2%
Consumer Goods: Durable	24,157,288	3.0%
Transportation: Cargo	19,499,335	2.4%
Hotel, Gaming & Leisure	20,446,997	2.5%
Capital Equipment	17,179,706	2.1%
Containers, Packaging & Glass	15,761,957	2.0%
Services: Consumer	15,469,960	1.9%
Energy: Oil & Gas	14,117,361	1.8%
Chemicals, Plastics & Rubber	11,363,049	1.4%
Media: Diversified & Production	10,524,312	1.3%
Transportation: Consumer	6,930,182	0.9%
Forest Products & Paper	6,893,311	0.9%
Media: Advertising, Printing & Publishing	6,749,195	0.8%
Environmental Industries	6,436,584	0.8%
Media: Broadcasting & Subscription	4,727,451	0.6%
Consumer Goods: Non-durable	4,694,081	0.6%
Metals & Mining	3,335,599	0.4%
Retail	1,105,673	0.1%
Total	$805,022,031	100.0%

The following table shows the portfolio composition by industry classification, including the TRS underlying loans, based on fair value as of December 31, 2018:

Industry Classification	Investments at Fair Value(1)	Percentage of Total Portfolio(1)	Value of TRS Underlying Loans	Percentage of TRS Underlying Loans	Total Investments at Fair Value including the value of TRS Underlying Loans	Percentage of Total Portfolio Including the value of TRS Underlying Loans
Services: Business	$156,398,957	16.9%	$10,773,821	15.0%	$167,172,778	16.9%
Multi-Sector Holdings	147,751,337	16.0%	—	—	147,751,337	14.8
Healthcare & Pharmaceuticals	75,750,145	8.2%	9,509,395	13.2	85,259,540	8.6
High Tech Industries	72,744,712	7.9%	4,421,984	6.1	77,166,696	7.8
Banking, Finance, Insurance & Real Estate	53,079,983	5.7%	3,004,364	4.2	56,084,347	5.6
Aerospace & Defense	55,177,303	6.0%	—	—	55,177,303	5.5
Construction & Building	50,606,634	5.5%	—	—	50,606,634	5.1
Wholesale	42,859,121	4.6%	—	—	42,859,121	4.3
Hotel, Gaming & Leisure	34,305,563	3.7%	—	—	34,305,563	3.4
Transportation: Cargo	25,736,261	2.8%	5,338,720	7.4	31,074,981	3.1
Consumer Goods: Durable	23,617,293	2.6%	7,386,965	10.3	31,004,258	3.1
Automotive	25,711,838	2.8%	1,708,542	2.4	27,420,380	2.8
Capital Equipment	11,187,500	1.2%	12,707,317	17.6	23,894,817	2.4
Chemicals, Plastics & Rubber	22,245,236	2.4%	—	—	22,245,236	2.2
Media: Advertising, Printing & Publishing	15,298,916	1.7%	5,509,302	7.6	20,808,218	2.1
Energy: Oil & Gas	14,779,343	1.6%	3,030,789	4.2	17,810,132	1.8
Services: Consumer	11,801,389	1.3%	4,469,702	6.2	16,271,091	1.6
Containers, Packaging & Glass	16,165,041	1.8%	—	—	16,165,041	1.6
Media: Diversified & Production	14,321,399	1.6%	—	—	14,321,399	1.4
Retail	8,605,149	0.9%	—	—	8,605,149	0.9
Forest Products & Paper	7,690,117	0.8%	—	—	7,690,117	0.8
Consumer Goods: Non-Durable	7,522,988	0.8%	—	—	7,522,988	0.8
Transportation: Consumer	7,402,367	0.8%	—	—	7,402,367	0.7
Metals & Mining	6,925,615	0.7%	—	—	6,925,615	0.7
Environmental Industries	5,164,068	0.6%	—	—	5,164,068	0.5
Media: Broadcasting & Subscription	5,053,547	0.5%	—	—	5,053,547	0.5
Beverage & Food	4,742,100	0.5%	—	—	4,742,100	0.5
Utilities: Electric	—	—%	4,165,637	5.8	4,165,637	0.4
Telecommunications	836,840	0.1%	—	—	836,840	0.1
Total	$923,480,762	100.0%	$72,026,538	100.0%	$995,507,300	100.0%

____________

(1)      Does not include TRS underlying loans

SIC Advisors regularly assesses the risk profile of Sierra’s portfolio investments and rates each of them based on the categories set forth below, which Sierra refers to as SIC Advisors’ investment credit rating. Investment credit ratings are assigned to each of the investments in Sierra’s portfolio that are directly held by Sierra, but exclude any off-balance sheet interests of Sierra, such as the loans underlying the TRS:

Investment Credit Rating	Definition
1	Investments that are performing above expectations.
2	Investments that are performing within expectations, with risks that are neutral or favorable compared to risks at the time of origination or purchase. All new loans are rated ‘2’.
3

Investments that are performing below expectations and that require closer monitoring, but where no loss of interest, dividend or principal is expected. Companies rated ‘3’ may be out of compliance with financial covenants, however, loan payments are generally not past due.

4

Investments that are performing below expectations and for which risk has increased materially since origination or purchase. Some loss of interest or dividend is expected, but no loss of principal. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 180 days past due).

5

Investments that are performing substantially below expectations and whose risks have increased substantially since origination or purchase. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Some loss of principal is expected.

The following table shows the distribution of Sierra’s investment portfolio, not including cash and cash equivalents, on the 1 to 5 investment credit rating scale at fair value as of June 30, 2019 and December 31, 2018:

	June 30, 2019		December 31, 2018
Investment Credit Rating	Investments at Fair Value	Percentage	Investments at Fair Value	Percentage
1	$109,306,651	13.6%	$36,018,931	3.9%
2	477,132,860	59.3	701,419,815	75.9
3	191,695,102	23.8	140,325,008	15.2
4	9,809,875	1.2	3,597,528	0.4
5	17,077,543	2.1	42,119,480	4.6
Total	$805,022,031	100.0%	$923,480,762	100.0%

Results of Operations

The following table shows operating results for the three and six months ended June 30, 2019 and 2018:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
Total investment income	$23,906,563	$24,890,883	$44,817,023	$49,250,923
Total expenses	12,047,035	12,630,171	24,162,802	25,575,866
Net investment income	11,859,528	12,260,712	20,654,221	23,675,057
Net realized gain/(loss) from investments and total return swap	1,333,156	(133,829)	(15,252,439)	(30,836,305)
Net change in unrealized appreciation/(depreciation) on investments and total return swap	(33,221,374)	(17,396,983)	(7,542,488)	742,620
Change in provision for deferred taxes on unrealized gain on investments	2,974,612	(57,177)	—	78,278
Net increase/(decrease) in net assets resulting from operations	$(17,054,078)	$(5,327,277)	$(2,140,706)	$(6,340,350)

The following table shows operating results for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Total investment income	$97,172,641	$107,175,537	$99,780,496
Total expenses	50,443,855	54,436,125	39,816,024
Net investment income before excise taxes	46,728,786	52,739,412	59,964,472
Excise tax expense	—	235,942	—
Net investment income	46,728,786	52,503,470	59,964,472
Net realized gain/(loss) from investments and total return swap	(57,661,458)	(26,062,342)	(13,120,398)
Net change in unrealized appreciation/(depreciation) on investments and total return swap	(17,836,419)	(13,889,140)	22,430,516
Change in provision for deferred taxes on unrealized gain on investments	291,455	(46,832)	54,205
Net increase/(decrease) in net assets resulting from operations	$(28,477,636)	$12,505,156	$69,328,795

Investment Income

Total investment income decreased $984,320, or 4.0%, to $23,906,563 for the three months ended June 30, 2019, compared to 24,890,883 for the three months ended June 30, 2018. Total investment income consisted primarily of portfolio interest and dividends, which decreased $2,725,654, or 11.4%, to $21,162,663 for the three months ended June 30, 2019, compared to $23,888,317 for the three months ended June 30, 2018. This decrease was primarily due to a decrease in the size of the underlying portfolio due to Sierra’s reduced leverage utilization. Fee income increased $1,447,910, or 152.8%, to $2,395,376 for the three months ended June 30, 2019, compared to $947,466 for the three months ended June 30, 2018, primarily due to an increase in fees associated with loan originations and loan prepayments.

Total investment income decreased $4,433,900, or 9.0%, to 44,817,023 for the six months ended June 30, 2019, compared to $49,250,923 for the six months ended June 30, 2018. Total investment income consisted primarily of portfolio interest and dividends, which decreased $6,327,538, or 13.3%, to $41,253,091 for the six months ended June 30, 2019, compared to $47,580,629 for the six months ended June 30, 2018. This decrease was primarily due to a decrease in the size of the underlying portfolio due to Sierra’s reduced leverage utilization. Fee income increased $1,337,745, or 84.0%, to $2,929,886 for the six months ended June 30, 2019, compared to $1,592,141 for the six months ended June 30, 2018, primarily due to an increase in fees associated with loan originations and loan prepayments.

Total investment income decreased $10,002,896, or 9.3%, to $97,172,641 for the year ended December 31, 2018, compared to $107,175,537 for the year ended December 31, 2017. Total investment income consisted primarily of portfolio interest, which decreased $6,328,844, or 6.4%, to $93,294,263 for the year ended December 31, 2018, compared to $99,623,107 for the year ended December 31, 2017. This decrease was primarily due to a $44 million, or 4.2%, decrease in Sierra’s average investment portfolio. Fee income decreased $3,855,057, or 52.1%, to $3,548,380 for the year ended December 31, 2018, compared to $7,403,437 for the year ended December 31, 2017, primarily due to a decrease in fees associated with loan originations and loan prepayments.

Total investment income increased $7,395,041, or 7.4%, to $107,175,537 for the year ended December 31, 2017, compared to $99,780,496 for the year ended December 31, 2016. Total investment income consisted primarily of portfolio interest, which increased $8,603,934, or 9.5%, to $99,623,107 for the year ended December 31, 2017, compared to $91,019,173 for the year ended December 31, 2016. This increase was primarily due to a $115 million, or 11.3%, increase in Sierra’s average investment portfolio. Fee income decreased $1,300,459, or 14.9%, to $7,403,437 for the year ended December 31, 2017, compared to $8,703,896 for the year ended December 31, 2016, primarily due to a decrease in fees associated with loan originations and loan prepayments.

Operating Expenses

The following table shows operating expenses for the three and six months ended June 30, 2019 and 2018 :

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
Base management fees	$4,335,538	$4,834,495	$8,777,628	$9,838,311
Interest and financing expenses	5,235,234	5,219,779	10,665,467	10,392,209
Incentive fees	—	—	—	—
General and administrative expenses	1,578,495	1,216,840	2,519,993	2,641,958
Administrator expenses	536,352	758,178	1,158,423	1,481,713
Offering costs	3,528	187,736	35,836	470,986
Professional fees	357,888	413,143	1,005,455	750,689
Total expenses	$12,047,035	$12,630,171	$24,162,802	$25,575,866

Total expenses decreased $583,136, or 4.6%, to $12,047,035 for the three months ended June 30, 2019, as compared to $12,630,171 for the three months ended June 30, 2018, primarily due to an decrease in base management fees. Total expenses decreased $1,413,064, or 5.5%, to $24,162,802 for the six months ended June 30, 2019, as compared to $25,575,866 for the six months ended June 30, 2018, primarily due to a decrease in base management fees. Total expenses decreased $3,992,270, or 7.3%, to $50,443,855 for the year ended December 31, 2018, as compared to $54,436,125 for the year ended December 31, 2017, primarily due to incentive fees. Total expenses decreased $1,473,028, or 2.6%, to $54,436,125 for the year ended December 31, 2017, as compared to $55,909,153 for the year ended December 31, 2016, primarily due to lower incentive fees.

Base management fees decreased $498,957, or 10.3%, to $4,335,538 for the three months ended June 30, 2019, as compared to $4,834,495 for the three months ended June 30, 2018, primarily due to a decrease in Sierra’s gross assets. Base management fees decreased $1,060,683, or 10.8%, to $8,777,628 for the six months ended June 30, 2019, as compared to $9,838,311 for the six months ended June 30, 2018, primarily due to a decrease in Sierra’s gross assets. Base management fees decreased $2,221,605, or 10.5%, to $19,011,460 for the year ended December 31, 2018, as compared to $21,233,065 for the year ended December 31, 2017, primarily due to an decrease in Sierra’s average gross assets of $99 million, or 8.2%. Base management fees increased $1,304,263, or 6.5%, to $21,233,065 for the year ended December 31, 2017, as compared to $19,928,802 for the year ended December 31, 2016, primarily due to an increase in Sierra’s average gross assets of $75 million, or 6.5%.

Interest and financing expenses increased $15,455, or 0.3%, to $5,235,234 for the three months ended June 30, 2019, as compared to $5,219,779 for the three months ended June 30, 2018, primarily due to an increase in the weighted average interest rate of Sierra’s credit facilities, which is a result of an increase in LIBOR rates of 0.8%, or a 16.3% increase. Interest and financing expenses increased $273,258, or 2.6%, to $10,665,467 for the six months ended June 30, 2019, as compared to $10,392,209 for the six months ended June 30, 2018, primarily due to an increase in the weighted average interest rate of Sierra’s credit facilities, which is a result of an increase in LIBOR rates of 0.9%, or a 18.75% increase. Interest and financing expenses increased $3,097,726, or 17.0%, to $21,356,282 for the year ended December 31, 2018, as compared to $18,258,556 for the year ended December 31, 2017, primarily due to an increase in the weighted average interest on Sierra’s credit facilities of 0.8%, or a 19.0% increase. Interest and financing expenses increased $3,446,129, or 23.3%, to $18,258,556 for the year ended December 31, 2017, as compared to $14,812,427 for the year ended December 31, 2016, primarily due to an increase in the weighted average interest on Sierra’s credit facilities of 0.5%, or a 13.5% increase.

Expense Support and Reimbursement Agreement

From June 29, 2012 through December 31, 2016, Sierra was party to an Expense Support Agreement with SIC Advisors. During the term of the Expense Support Agreement, SIC Advisors reimbursed Sierra for operating expenses in an amount equal to the difference between Sierra’s distributions paid to Sierra Stockholders in each month, less the sum of Sierra’s net investment income, net realized capital gains and dividends paid to Sierra from its portfolio companies, not included in net income and net realized capital gains, during such period (“Expense Support Reimbursement”). To the extent that no dividends or other distributions were paid to Sierra Stockholders in any given month, then the Expense Support Reimbursement for such month was equal to such amount necessary in order for available operating funds for the month to equal zero. From April 1, 2016 until the expiration of the Expense Support Agreement on December 31, 2016, SIC Advisors made expense support payments on a discretionary basis by making an election on the last day of each month to fund an expense support payment in an amount equal to the difference between Sierra’s distributions paid to Sierra Stockholders during such month less the sum of Sierra’s net investment income, net realized capital gains and dividends paid to Sierra from Sierra’s portfolio companies, not included in net income and net realized capital gains during such period.

The purpose of the Expense Support Agreement was to cover distributions to Sierra Stockholders so as to ensure that the distributions did not constitute a return of capital for GAAP purposes and to reduce operating expenses until Sierra had raised sufficient capital to be able to absorb such expenses. The Expense Support Agreement expired on December 31, 2016.

Pursuant to the Expense Support Agreement, Sierra will reimburse SIC Advisors for expense support payments it previously made following any calendar quarter for which Sierra received net investment income, net realized capital gains and dividends from Sierra’s portfolio companies (not included in net income and net realized capital gains) in excess of the distributions paid to our stockholders during such calendar quarter (the “Excess Operating Funds”). Any such reimbursement will be made within three years of the date that the expense support payment obligation was incurred by SIC Advisors, subject to the conditions described below. The amount of the reimbursement during any calendar quarter will equal the lesser of (i) the Excess Operating Funds received during the quarter and (ii) the aggregate amount of all expense payments made by SIC Advisors that have not yet been reimbursed. In addition, Sierra will only make reimbursement payments to the extent Sierra’s current annualized “operating expense ratio” is equal to or less than Sierra’s operating expense ratio for the quarter during which the corresponding expense obligation was incurred and to the extent the annualized rate of its regular cash dividends to Sierra Stockholders for the month is equal to or greater than the annualized rate of Sierra’s regular cash distributions to Sierra Stockholders for the month during which the corresponding expense payment was incurred.

Net Realized Gains/Losses on Investments

Sierra measures realized gains or losses by the difference between the net proceeds from the disposition and the amortized cost basis of an investment, without regard to unrealized gains or losses previously recognized. For the three and six months ended June 30, 2019, Sierra recognized net realized gain on investments of $1,333,156 and net realized loss on investments of $15,252,439, respectively, primarily due to certain non-cash restructuring transactions and the wind-down of Sierra’s TRS facility. For the three and six months ended June 30, 2018, Sierra recognized net realized loss on investments of $133,829 and net realized loss on investments of $30,836,305, respectively, primarily due to certain non-cash restructuring transactions. During the years ended December 31, 2018, 2017 and 2016, Sierra recognized net realized losses of $57,661,458, $26,062,342 and$13,120,398, respectively, on total investments.

Net Unrealized Appreciation/Depreciation on Investments

Net change in unrealized appreciation/depreciation on investments reflects the net change in the fair value of Sierra’s investments including the TRS and provision for deferred taxes. For the three and six months ended June 30, 2019, Sierra recorded a net change in unrealized depreciation of $30,246,762 and depreciation of $7,542,488, respectively. For the three and six months ended June 30, 2018, Sierra recorded a net change in unrealized depreciation of $17,454,160 and appreciation of $820,898. For the years ended December 31, 2018, 2017 and 2016, Sierra had unrealized depreciation of $17,544,964, unrealized depreciation of $13,935,972 and unrealized appreciation of $22,484,721, respectively, on total investments.

For the year ended December 31, 2018, Sierra recorded a net decrease in net assets resulting from operations of $28,477,636 compared to a net increase in net assets resulting from operations of $12,505,156 for the year ended December 31, 2017. Based on 97,404,685 and 96,248,024 weighted average common shares outstanding for the years ended December 31, 2018 and 2017, respectively, Sierra’s per share net decrease in net assets resulting from operations was $0.29 for the year ended December 31, 2018 compared to a per share net increase in net assets from operations of $0.13 for the year ended December 31, 2017.

For the year ended December 31, 2017, Sierra recorded a net increase in net assets resulting from operations of $12,505,156 compared to a net increase in net assets resulting from operations of $69,328,795 for the year ended December 31, 2016. Based on 96,248,024 and 90,424,090 weighted average common shares outstanding for the years ended December 31, 2017 and 2016, respectively, Sierra’s per share net increase in net assets resulting from operations was $0.13 for the year ended December 31, 2017 compared to a per share net increase in net assets from operations of $0.77, for the year ended December 31, 2016.

Changes in Net Assets from Operations

For the three and six months ended June 30, 2019, Sierra recorded a net decrease of $17,054,078 and a net decrease of $2,140,706, respectively, in net assets resulting from operations. Based on 100,135,004 and 99,649,414 weighted average common shares outstanding for the three and six months ended June 30, 2019, Sierra’s per share net decrease in net assets resulting from operations was $0.17 and $0.02, respectively. For the three and six months ended June 30, 2018, Sierra recorded a net decrease of $5,327,277 and a net decrease of $6,340,350, respectively, in net assets resulting from operations. Based on 97,385,971 and 97,190,689 weighted average common shares outstanding for the three and six months ended June 30, 2018, Sierra’s per share net decrease in net assets resulting from operations was $0.05 and $0.07, respectively.

For the year ended December 31, 2018, Sierra recorded a net decrease in net assets resulting from operations of $28,477,636 compared to a net increase in net assets resulting from operations of $12,505,156 for the year ended December 31, 2017. Based on 97,404,685 and 96,248,024 weighted average common shares outstanding for the years ended December 31, 2018 and 2017, respectively, Sierra’s per share net decrease in net assets resulting from operations was $0.29 for the year ended December 31, 2018 compared to a per share net increase in net assets from operations of $0.13 for the year ended December 31, 2017.

For the year ended December 31, 2017, Sierra recorded a net increase in net assets resulting from operations of $12,505,156 compared to a net increase in net assets resulting from operations of $69,328,795 for the year ended December 31, 2016. Based on 96,248,024 and 90,424,090 weighted average common shares outstanding for the years ended December 31, 2017 and 2016, respectively, Sierra’s per share net increase in net assets resulting from operations was $0.13 for the year ended December 31, 2017 compared to a per share net increase in net assets from operations of $0.77, for the year ended December 31, 2016.

Financial Condition, Liquidity and Capital Resources

As a BDC, Sierra distributes substantially all of Sierra’s net income to Sierra Stockholders and have an ongoing need to raise additional capital for investment purposes. To fund growth, Sierra has a number of alternatives available to increase capital; including raising equity, increasing debt, and funding from operational cash flow.

Sierra’s liquidity and capital resources historically have been generated primarily from the net proceeds of Sierra’s public offering of Sierra Common Stock, use of Sierra’s credit facilities and its TRS. Currently, Sierra’s primary source of liquidity derived from the use of its credit facility.

As of June 30, 2019 and December 31, 2018, Sierra had $161,214,258 and $59,481,495, respectively, in cash and cash equivalents. In the future, Sierra may generate cash from future offerings of securities, future borrowings and cash flows from operations, including interest earned from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less. Sierra’s primary use of funds is investments in Sierra’s targeted asset classes, cash distributions to Sierra Stockholders, and other general corporate purposes.

In order to satisfy the Code requirements applicable to a RIC, Sierra intends to distribute to Sierra Stockholders substantially all of Sierra’s taxable income, but Sierra may also elect to periodically spillover certain excess undistributed taxable income from one tax year into the next tax year. In addition, as a BDC, Sierra generally is required to meet a coverage ratio of total assets to total senior securities, which include borrowings and any preferred stock Sierra may issue in the future, of at least 200% (or 150% if certain requirements under the Investment Company Act are met). This requirement limits the amount that Sierra may borrow.

The following table shows Sierra’s net borrowings as of June 30, 2019 and December 31, 2018:

	June 30, 2019			December 31, 2018
	Total Commitment	Balance Outstanding	Unused Commitment	Total Commitment	Balance Outstanding	Unused Commitment
ING Credit Facility	$220,000,000	$88,100,000	$131,900,000	$220,000,000	$115,000,000	$105,000,000
Alpine Credit Facility	300,000,000	240,000,000	60,000,000	300,000,000	240,000,000	60,000,000
Total before deferred financing costs	520,000,000	328,100,000	191,900,000	520,000,000	355,000,000	165,000,000
Unamortized deferred financing costs	—	(2,631,660)	—	—	(3,460,986)	—
Total borrowings outstanding, net	$520,000,000	$325,468,340	$191,900,000	$520,000,000	$351,539,014	$165,000,000

On August 12, 2016, Sierra amended the Sierra ING Credit Facility pursuant to the Revolving Credit Agreement with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent. The Sierra ING Credit Facility matures on August 12, 2020 and is secured by substantially all of Sierra’s assets, subject to certain exclusions as further set forth in the Security Agreement entered into in connection with the Revolving Credit Agreement, among Sierra, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent. The Sierra ING Credit Facility also includes usual and customary representations, covenants and events of default for senior secured revolving credit facilities of this nature. On February 13, 2015, commitments to the Sierra ING Credit Facility were expanded from $150 million to $170 million. On August 12, 2016, commitments to the Sierra ING Credit Facility were expanded from $170 million to $175 million. On April 20, 2017, commitments to the Sierra ING Credit Facility were expanded from $175 million to $220 million. On February 8, 2019, Sierra amended the Sierra ING Credit Facility, among other things, to permit the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement.

The Sierra ING Credit Facility allows for Sierra, at its option, to borrow money at a rate of either (i) an alternate base rate plus 1.50% per annum or (ii) LIBOR plus 2.50% per annum. The interest rate margins are subject to certain step-downs upon the satisfaction of certain conditions described in the Revolving Credit Agreement. The alternate base rate will be the greatest of (i) the U.S. Prime Rate set forth in the Wall Street Journal, (ii) the federal funds effective rate plus 1/2 of 1%, and (iii) three month LIBOR plus 1%. As of June 30, 2019 and December 31, 2018, the commitment under the Sierra ING Credit Facility was $220 million and includes an accordion feature that allows for potential future expansion of the Sierra ING Credit Facility up to a total of $500 million. Availability of loans under the Sierra ING Credit Facility is linked to the valuation of the collateral pursuant to a borrowing base mechanism.

Sierra is also required to pay a commitment fee to the lenders based on the daily unused portion of the aggregate commitments under the Sierra ING Credit Facility. The commitment fee is (i) 1.50% if the used portion of the aggregate commitments is less than or equal to 40%, (ii) 0.75% if the used portion of the aggregate commitments is greater than 40% and less than or equal to 65% or (iii) 0.50% if the used portion of the aggregate commitments is greater than 65%. The Sierra ING Credit Facility provides that Sierra may use the proceeds of the facility for general corporate purposes, including making investments in accordance with Sierra’s investment objective and strategy. As of June 30, 2019, Sierra’s borrowings under the Sierra ING Credit Facility totaled $88,100,000 and were recorded as part of revolving credit facility payable on Sierra’s Consolidated Statements of Assets and Liabilities.

On September 29, 2017, Sierra’s wholly-owned, special purpose financing subsidiary, Alpine, amended the Sierra Alpine Credit Facility, pursuant to an Amended and Restated Loan Agreement (the “Amendment”) with JPMorgan Chase Bank, National Association (“JPMorgan”), as administrative agent and lender, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto (the “Loan Agreement”). The Loan Agreement was amended to, among other things, (i) extend the reinvestment period until December 29, 2020, (ii) extend the scheduled termination date until March 29, 2022, (iii) decrease the applicable margin for advances to 2.85% per annum and (iv) increase the compliance condition for net advances to 55% of net asset value. Alpine’s obligations to JPMorgan under the Sierra Alpine Credit Facility are secured by a first priority security interest in substantially all of the assets of Alpine, including its portfolio of loans. The obligations of Alpine under the Sierra Alpine Credit Facility are non-recourse to Sierra.

Borrowings under the Sierra Alpine Credit Facility are subject to compliance with a NAV coverage ratio with respect to the current value of Alpine’s portfolio and various eligibility criteria must be satisfied with respect to the initial acquisition of each loan in Alpine’s portfolio. Any amounts borrowed under the Sierra Alpine Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on March 29, 2022. As of June 30, 2019, Alpine’s borrowings under the Sierra Alpine Credit Facility totaled $240,000,000 and were recorded as part of revolving credit facility payable on Sierra’s Consolidated Statements of Assets and Liabilities.

Contractual Obligations

The following table shows Sierra’s payment obligations for repayment of debt, which total its contractual obligations at June 30, 2019:

	Payment Due By Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Sierra ING Credit Facility	$88,100,000	$—	$88,100,000	$—	$—
Sierra Alpine Credit Facility	240,000,000	—	240,000,000		—
Total Contractual Obligations	$328,100,000	$—	$328,100,000	$—	$—

Sierra has entered into certain contracts under which it has material future commitments. On April 5, 2012, Sierra entered into the Sierra Investment Advisory Agreement with SIC Advisors in accordance with the Investment Company Act. The Sierra Investment Advisory Agreement became effective as of April 17, 2012, the date that Sierra met the minimum offering requirement. Pursuant to the Investment Company Act, the initial term of the Sierra Investment Advisory Agreement was for two years from its effective date, with one-year renewals subject to approval by the Sierra Board, a majority of whom must be independent directors. On April 4, 2019, the board of directors approved the renewal of the Sierra Investment Advisory Agreement for an additional one-year term at an in-person meeting. SIC Advisors serves as Sierra’s investment adviser in accordance with the terms of the Sierra Investment Advisory Agreement. Payments under the Sierra Investment Advisory Agreement in each reporting period consist of (i) a management fee equal to a percentage of the value of Sierra’s gross assets and (ii) an incentive fee based on Sierra’s performance.

On April 5, 2012, Sierra entered into the Sierra Administration Agreement with Medley Capital LLC with an initial term of two years, pursuant to which Medley Capital LLC furnishes Sierra with administrative services necessary to conduct Sierra’s day-to-day operations. On April 4, 2019, the board of directors approved the renewal of the Sierra Administration Agreement for an additional one-year term at an in-person meeting. Medley Capital LLC is reimbursed for administrative expenses it incurs on Sierra’s behalf in performing its obligations. Such costs are reasonably allocated to Sierra on the basis of assets, revenues, time records or other reasonable methods. Sierra does not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC.

If any of Sierra’s contractual obligations discussed above are terminated, Sierra’s costs may increase under any new agreements that Sierra enters into as replacements. Sierra would also likely incur expenses in locating alternative parties to provide the services Sierra expects to receive under the Sierra Investment Advisory Agreement and the Sierra Administration Agreement. Any new investment advisory agreement would also be subject to approval by Sierra Stockholders.

Off-Balance Sheet Arrangements

On August 27, 2013, Arbor, a wholly-owned financing subsidiary of Sierra, entered into a TRS with Citibank.

On September 29, 2017, Arbor entered into the Fifth Amended Confirmation Letter Agreement with Citibank. The Fifth Amended Confirmation Agreement reduced the maximum portfolio notional (determined at the time each such loan becomes subject to the TRS) from $300,000,000 to $180,000,000, through incremental reductions of $60,000,000 on October 3, 2017 and $20,000,000 on each of November 3, 2017, December 3, 2017 and January 3, 2018. The Fifth Amended Confirmation Agreement also decreases the interest rate payable to Citibank from LIBOR plus 1.65% per annum to LIBOR plus 1.60% per annum. Other than the foregoing, the Fifth Amended Confirmation Agreement did not change any of the other material terms of the TRS.

The TRS with Citibank enables Arbor to obtain the economic benefit of the loans underlying the TRS, despite the fact that such loans will not be directly held or otherwise owned by Arbor, in return for an interest-type payment to Citibank. Accordingly, the TRS is analogous to Arbor utilizing leverage to acquire loans and incurring an interest expense to a lender.

SIC Advisors acts as the investment manager of Arbor and has discretion over the composition of the basket of loans underlying the TRS. The terms of the TRS are governed by an ISDA 2002 Master Agreement, the Schedule thereto and Credit Support Annex to such Schedule, and the Confirmation exchanged thereunder, between Arbor and Citibank, which collectively establish the TRS, and are collectively referred to herein as the “TRS Agreement”.

Transactions in TRS contracts during the three months ended June 30, 2019 were $0.1 million in realized losses and $0.1 million in net change in unrealized depreciation, which are recorded on Sierra’s Consolidated Statements of Operations.

Transactions in TRS contracts during the three months ended June 30, 2018 were $1.0 million in realized losses and $0.3 million in net change in unrealized depreciation, which are recorded on Sierra’s Consolidated Statements of Operations.

Sierra’s derivative asset from Citibank, net of amounts available for offset under a master netting agreement as of June 30, 2019, was $0.0 million, which is recorded on Sierra’s Consolidated Statements of Assets and Liabilities as a receivable due on total return swap.

The volume of Sierra’s derivative transactions for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Average notional amount of contracts (1)	$—	$168,753,875	$30,563,576	$170,174,081

____________

(1)      Average notional amount is based on the average month end balances for the three and six months ended June 30, 2019 and 2018, which is representative of the volume of notional contract amounts held during each year.

On March 27, 2015, Sierra and GALIC entered into a limited liability company operating agreement to co-manage Sierra JV. All portfolio and other material decisions regarding Sierra JV must be submitted to Sierra JV’s board of managers, which is comprised of four members, two of whom are selected by Sierra and the other two are selected by GALIC. Sierra has concluded that it does not operationally control Sierra JV. As Sierra does not operationally control Sierra JV, it does not consolidate the operations of Sierra JV within the consolidated financial statements. As a practical expedient, Sierra uses NAV to determine the fair value of its investment in Sierra JV; therefore, this investment has been presented as a reconciling item within the fair value hierarchy (see Note 4). As of June 30, 2019, there was $204.9 million outstanding under the JV Facility and the Sierra JV had total assets of $295.9 million. As of June 30, 2019, Sierra JV’s portfolio was comprised of 100.0% of senior secured first lien term loans to 60 different portfolio companies with one portfolio company on non-accrual status. As of December 31, 2018, Sierra JV’s portfolio was comprised of 100% of senior secured first lien term loans to 58 different portfolio companies with one portfolio company on non-accrual status.

As of June 30, 2019 and December 31, 2018, Sierra JV had total capital commitments of $116 million, with Sierra providing $101.5 million and GALIC providing $14.5 million. Approximately $105.2 million was funded as of June 30, 2019 and December 31, 2018, relating to these commitments, of which $92.1 million was from Sierra. Sierra does not have the right to withdraw any of their respective capital commitment, unless in connection with a transfer of its membership interests. Sierra may transfer full membership interests as long as it is approved by all members and transferred in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or applicable state securities laws

On August 4, 2015, Sierra JV entered into a senior secured revolving credit facility the (“ Sierra JV Facility”) led by Credit Suisse, AG (“CS”) with commitments of $100 million subject to certain leverage and borrowing base restrictions. On December 29, 2015, the Sierra JV Facility was amended and the total commitments were increased to $135 million. On March 30, 2017, Sierra amended the Sierra JV Facility previously administered by CS and facilitated the assignment of all rights and obligations of CS under the JV Facility to Deutsche Bank AG, New York Branch, (“DB”) and increased the total loan commitments to $240 million. On May 26, 2017 commitments to the Sierra JV

Facility were increased from $240 million to $250 million. On June 28, 2019, the Sierra JV Facility reinvestment period was further extended to October 28, 2019. The Sierra JV Facility bears interest at a rate of LIBOR (with no minimum) plus 2.50% per annum and the stated maturity date is March 30, 2022. As of June 30, 2019 and December 31, 2018, there was $204.9 million outstanding under the Sierra JV Facility.

Sierra has determined that the Sierra JV is an investment company under ASC 946, however in accordance with such guidance, Sierra will generally not consolidate its investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to Sierra. Accordingly, Sierra does not consolidate its interest in the Sierra JV.

Distributions

Sierra has elected, and intends to qualify annually, to be treated for U.S. federal income tax purposes, as a RIC under Subchapter M of the Code. To maintain RIC tax treatment, Sierra must, among others things, distribute at least 90% of Sierra’s net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to Sierra Stockholders. In order to avoid certain U.S. federal excise taxes imposed on RICs, Sierra must distribute during each calendar year an amount at least equal to the sum of: (i) 98% of Sierra’s ordinary income for the calendar year, (ii) 98.2% of Sierra’s capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by Sierra to use its taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which Sierra paid no U.S. federal income tax.

While Sierra intends to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of Sierra’s taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, Sierra will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirement.

Sierra currently intends to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, Sierra may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that Sierra retains and reinvested the net after tax proceeds in Sierra. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax Sierra paid on the capital gains deemed distributed to you. Sierra can offer no assurance that it will continue to achieve results that will permit the payment of any cash distributions and, if Sierra issues senior securities, Sierra may be prohibited from making distributions if doing so causes Sierra to fail to maintain the asset coverage ratios stipulated by the Investment Company Act or if distributions are limited by the terms of any of Sierra’s borrowings.

Subject to the Sierra Board’s discretion and applicable legal restrictions, Sierra expects to authorize and pay monthly distributions to Sierra Stockholders. Any distributions to Sierra Stockholders will be declared out of assets legally available for distribution. Sierra expects to continue making monthly distributions unless Sierra’s results of operations, Sierra’s general financial condition, general economic conditions, or other factors prohibit Sierra from doing so. From time to time, but not less than quarterly, Sierra will review its accounts to determine whether distributions to Sierra Stockholders are appropriate. Sierra has not established limits on the amount of funds Sierra may use from available sources to make distributions. From the commencement of Sierra’s offering through September 30, 2016, a portion of Sierra’s distributions were comprised in part of expense support payments made by SIC Advisors that may be subject to repayment by Sierra within three years of the date of such support payment. The purpose of this arrangement was to cover distributions to Sierra Stockholders so as to ensure that the distributions did not constitute a return of capital for GAAP purposes. In the future, Sierra may have distributions which could be characterized as a return of capital. Such distributions are not based on Sierra’s investment performance and can only be sustained if Sierra achieves positive investment performance in future periods and/or SIC Advisors elects to make expense support payments under an expense support agreement. Any future reimbursements to SIC Advisors will reduce the net investment income that may otherwise be available for distribution to Sierra Stockholders. There can be no assurance that Sierra will achieve the performance necessary to sustain Sierra’s distributions or that Sierra will be able to pay distributions at all. SIC Advisors has no obligation to enter into a renewed expense support agreement.

Sierra’s distributions may exceed its earnings, which Sierra refers to as a return of capital, especially during the period before Sierra has invested substantially all of the proceeds of its offering. As a result, a portion of the distributions Sierra makes may represent a return of capital. Sierra’s use of the term “return of capital” merely means distributions in excess of its earnings and as such may constitute a return on your individual investments and does not mean a return on capital. Therefore Sierra Stockholders are advised that they should be aware of the differences with Sierra’s use of the term “return of capital” and “return on capital.”

The following table reflects the cash distributions per share that Sierra has declared or paid to Sierra Stockholders during 2019 and 2018. Sierra Stockholders of record as of each respective record date were entitled to receive the distribution.

Record Date	Payment Date	Amount per share
January 15 and 31, 2018	January 31, 2018	0.02667
February 15 and 28, 2018	February 28, 2018	0.02667
March 15 and 30, 2018	March 30, 2018	0.02667
April 13 and 30, 2018	April 30, 2018	0.02667
May 15 and 31, 2018	May 31, 2018	0.02667
June 15 and 29, 2018	June 29, 2018	0.02667
July 13 and 31, 2018	July 31, 2018	0.02667
August 15 and 31, 2018	August 31, 2018	0.02667
September 14 and 28, 2018	September 28, 2018	0.02667
October 15 and 31, 2018	October 31, 2018	0.02667
November 15 and 30, 2018	November 30, 2018	0.02667
December 14 and 31, 2018	December 31, 2018	0.02667
January 25, 2019	January 31, 2019	0.05334
February 11, 2019	February 28, 2019	0.05334
March 11, 2019	March 29, 2019	0.05334
April 29, 2019	April 30 2019	0.05334
May 30, 2019	May 31, 2019	0.05334
June 27, 2019	June 28, 2019	0.05334
July 30, 2019	July 31, 2019	0.05334
August 29, 2019	August 30, 2019	0.05334
September 27, 2019	September 30, 2019	0.05334

Sierra has adopted an “opt in” distribution reinvestment plan pursuant to which Sierra Stockholders may elect to have the full amount of any cash distributions reinvested in additional shares of Sierra Common Stock. As a result, if Sierra declares a cash distribution, Sierra Stockholders that have “opted in” to Sierra’s distribution reinvestment plan will have their distribution automatically reinvested in additional shares of Sierra Common Stock rather than receiving cash dividends. Sierra Stockholders who receive distributions in the form of shares of Sierra Common Stock will be subject to the same federal, state and local tax consequences as if they received cash distributions.

Each year a statement on IRS Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to Sierra Stockholders. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

Related Party Transactions

On October 19, 2011, SIC Advisors entered into a subscription agreement to purchase 110.80 shares of Sierra Common Stock for cash consideration of $1,000. The consideration represented $9.025 per share.

On April 17, 2012, SIC Advisors purchased 1,108,033.24 shares of Sierra Common Stock for aggregate gross proceeds of $10,000,000. The consideration represented $9.025 per share.

Sierra has entered into the Sierra Investment Advisory Agreement with SIC Advisors in which Sierra’s senior management holds an equity interest and were party to the Expense Support Agreement through December 31, 2016. Members of Sierra’s senior management also serve as principals of other investment managers affiliated with

SIC Advisors that do, and may in the future, manage investment funds, accounts or other investment vehicles with investment objectives similar to ours.

Sierra has entered into the Sierra Administration Agreement with Medley Capital LLC, pursuant to which Medley Capital LLC furnishes Sierra with administrative services necessary to conduct Sierra’s day-to-day operations. Medley Capital LLC is reimbursed for administrative expenses it incurs on Sierra’s behalf. Sierra does not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC. Medley Capital LLC is an affiliate of SIC Advisors.

The dealer manager agreement that Sierra entered into with SC Distributors, LLC in connection with Sierra’s offering was terminated pursuant to its terms in connection with the termination of Sierra’s offering, effective as of July 31, 2018.

On August 9, 2018, Sierra entered into the MCC Merger Agreement pursuant to which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger Agreement. Under the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time, other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive 0.8050 shares of Sierra Common Stock. In addition, on August 9, 2018, Sierra entered into the MDLY Merger Agreement, pursuant to which MDLY will on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger Agreement. In the MDLY Merger, each share of MDLY Class A Common Stock, issued and outstanding immediately prior to the MDLY Merger Effective Time, other than MDLY Merger Dissenting Shares and shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive (i) 0.3836 shares of Sierra Common Stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY Stockholders will have the right to receive certain dividends and/or other payments. The Mergers will occur simultaneously and, as a result of the foregoing, the investment management function relating to the operation of Sierra, as the surviving company in the Mergers, will be internalized.

The Mergers are subject to the satisfaction or waiver of closing conditions, including, but not limited to: (a) the approval of the MCC Merger and the MDLY Merger by Sierra Stockholders by the affirmative vote of at least a majority of all Sierra Stockholders, the approval of the adoption of the MCC Merger Agreement by MCC Stockholders, and the approval of the adoption of the MDLY Merger Agreement by MDLY Stockholders, voting separately at their respective special meetings; (b) the receipt of an exemptive order from the SEC, an exemptive application for which has been filed by Sierra, MCC and MDLY and certain of their subsidiaries; and (c) the approval by the SBA relating to the transfer of MCC’s SBIC license. No assurance can be given that such SEC exemptive order will be issued or SBA approval will be received or that any of the other closing conditions will be satisfied or waived.

Sierra has entered into a license agreement with SIC Advisors under which SIC Advisors has agreed to grant Sierra a non-exclusive, royalty-free license to use the name “Sierra” for specified purposes in Sierra’s business. Under the license agreement, Sierra will have a right to use the “Sierra” name, subject to certain conditions, for so long as SIC Advisors or one of its affiliates remains Sierra’s investment adviser. Other than with respect to this limited license, Sierra will have no legal right to the “Sierra” name.

Management Fee

Sierra pays SIC Advisors a fee for its services under the Sierra Investment Advisory Agreement. The fee consists of two components: a base management fee and an incentive fee.

The base management fee is calculated at an annual rate of 1.75% of Sierra’s gross assets and is payable quarterly in arrears. The incentive fee consists of:

•        An incentive fee on net investment income (“subordinated incentive fee on income”) is calculated and payable quarterly in arrears and is based upon pre-incentive fee net investment income for the immediately preceding quarter. No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed a quarterly return to Sierra Stockholders of 1.75% per quarter on Sierra’s net assets at the end of the immediately preceding fiscal quarter, or the preferred quarterly return. All pre-incentive fee net investment income, if any, that exceeds the preferred quarterly return, but is less than or equal to 2.1875% of net assets at the end of the immediately preceding fiscal quarter in any quarter, will be payable to SIC Advisors. Sierra refers to this portion of Sierra’s subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on pre-incentive fee net investment income when pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter in any quarter. For any quarter in which Sierra’s pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter, the subordinated incentive fee on income shall equal 20% of the amount of pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

•        A capital gains incentive fee will be earned on realized investments and shall be payable in arrears as of the end of each calendar year during which the Sierra Investment Advisory Agreement is in effect. If the Sierra Investment Advisory Agreement is terminated, the fee will become payable as of the effective date of such termination. The capital gains incentive fee is based on Sierra’s realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, which Sierra refers to as “net realized capital gains.” The capital gains incentive fee equals 20% of net realized capital gains, less the aggregate amount of any previously paid capital gains incentive fee.

Under the terms of the Sierra Investment Advisory Agreement, SIC Advisors bears all organizational and offering expenses on Sierra’s behalf. Since June 2, 2014, the date that Sierra raised $300 million in gross proceeds in connection with the sale of shares of Sierra Common Stock, SIC Advisors was no longer obligated to bear, pay or otherwise be responsible for any ongoing organizational and offering expenses on Sierra’s behalf, and Sierra has been responsible for paying or otherwise incurring all such organizational and offering expenses. Pursuant to the terms of the Sierra Investment Advisory Agreement, Sierra has agreed to reimburse SIC Advisors for any such organizational and offering expenses incurred by SIC Advisors not to exceed 1.25% of the gross subscriptions raised by Sierra over the course of the offering period, which was initially scheduled to terminate two years from the initial offering date, unless extended. On July 2, 2018, the Sierra Board determined to terminate Sierra’s offering effective as of July 31, 2018. Notwithstanding the foregoing, in the event that organizational and offering expenses, together with sales commissions, the dealer manager fee and any discounts paid to members of the Financial Industry Regulatory Authority, exceed 15% of the gross proceeds from the sale of shares of Sierra Common Stock pursuant to Sierra’s registration statement or otherwise at the time of the completion of Sierra’s offering, then SIC Advisors shall be required to pay or, if already paid by Sierra, reimburse Sierra for amounts exceeding such 15% limit.

Critical Accounting Policies

This discussion of Sierra’s expected operating plans is based upon Sierra’s expected consolidated financial statements, which will be prepared in accordance with GAAP. The preparation of these consolidated financial statements will require Sierra’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. In addition to the discussion below, Sierra will describe its critical accounting policies in the notes to its future consolidated financial statements.

Valuation of Investments

Sierra applies fair value accounting to all of its financial instruments in accordance with the Investment Company Act and ASC Topic 820 — Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, Sierra has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as identified below and discussed in Note 4.

•        Level 1 — Quoted prices are available in active markets for identical investments as of the reporting date. Publicly listed equities and publicly listed derivatives will be included in Level 1. In addition, securities sold, but not yet purchased and call options will be included in Level 1. Sierra will not adjust the quoted price for these investments, even in situations where Sierra holds a large position and a sale could reasonably affect the quoted price.

•        Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, and various relationships between investments. Investments which are generally expected to be included in this category include corporate bonds and loans, convertible debt indexed to publicly listed securities, and certain over-the-counter derivatives.

•        Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation. Investments that are expected to be included in this category are Sierra’s private portfolio companies.

Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, Sierra’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. Sierra weighs the use of third-party broker quotes, if any, in determining fair value based on Sierra’s understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the Sierra Board based upon input from management and third party valuation firms. Because these investments are illiquid and because there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

Sierra uses third-party valuation firms to assist the Sierra Board in the valuation of its portfolio investments. The valuation reports generated by the third-party valuation firms consider the evaluation of financing and sale transactions with third parties, expected cash flows and market based information, including comparable transactions, performance multiples, and movement in yields of debt instruments, among other factors. Based on market data obtained from the third-party valuation firms, Sierra uses a combined market yield analysis and an enterprise model of valuation. In applying the market yield analysis, the value of Sierra’s loans are determined based upon inputs such as the coupon rate, current market yield, interest rate spreads of similar securities, the stated value of the loan, and the length to maturity. In applying the enterprise model, Sierra uses a waterfall analysis which takes into account the specific capital structure of the borrower and the related seniority of the instruments within the borrower’s capital structure into consideration. To estimate the enterprise value of the portfolio company, Sierra weighs some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing investments may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, considering offers from third parties to buy Sierra, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. For non-performing investments, Sierra may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities using an expected recovery model. Sierra may estimate the fair value of warrants based on a model such as the Black-Scholes model or simulation models or a combination thereof.

Sierra undertakes a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•        Sierra’s quarterly valuation process begins with each portfolio investment being initially valued by the valuation professionals;

•        conclusions are then documented and discussed with senior management; and

•        an independent valuation firm engaged by the Sierra Board prepares an independent valuation report for approximately one third of the portfolio investments each quarter on a rotating quarterly basis on non fiscal year-end quarters, such that each of these investments will be valued by an independent valuation firm at least twice per annum when combined with the fiscal year-end review of all the investments by independent valuation firms, exclusive of the TRS underlying portfolio.

In addition, all of Sierra’s investments are subject to the following valuation process:

•        management reviews preliminary valuations and their own independent assessment;

•        the audit committee of the Sierra Board reviews the preliminary valuations of senior management and independent valuation firms; and

•        the Sierra Board discusses valuations and determines the fair value of each investment in Sierra’s portfolio in good faith based on the input of SIC Advisors, the respective independent valuation firms and the audit committee.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of Sierra’s investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

The valuation procedures described are generally applied to the loans underlying the TRS, except that such assets are not reviewed by independent third party valuation firms. Sierra will value the TRS in accordance with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS will be based on the increase or decrease in the value of the assets underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The assets underlying the TRS will be valued by Citibank. Citibank will base its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations are sent to Sierra for review and testing. The Sierra Board will review and approve the value of the TRS, as well as the value of the assets underlying the TRS, on a quarterly basis as part of their quarterly determination of NAV. To the extent the Sierra Board has any questions or concerns regarding the valuation of the assets underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional disclosures on the TRS, see “Off-Balance Sheet Arrangements.”

Sierra’s investments in subordinated notes are carried at fair value, which is based on a discounted cash flow model. The discounted cash flow model models both the underlying collateral (“assets”) and the liabilities of the CLO capital structure. The discounted cash flow model uses a set of assumptions including projected default rates, recovery rates, reinvestment rates and prepayment rates in order to arrive at estimated cash flows of the assets. The discounted cash flow model distributes the asset cash flows to the liability structure based on the payment priorities and discounts them back using appropriate market discount rates based on discount rates for comparable CLOs. The assumptions are based on available market data as well as management estimates. Additional data is used to validate the results from the discounted cash flow method, such as analysis of relevant data observed in the CLO market, review of quotes, where available, recent acquisitions and observable transactions in the subordinated notes, among other factors.

Revenue Recognition

Sierra records interest income on an accrual basis to the extent that it expect to collect such amounts. For loans and debt securities with contractual PIK interest, which represents contractual interest accrued and added to the principal balance, Sierra generally will not accrue PIK interest for accounting purposes if the portfolio company valuation indicates that such PIK interest is not collectible. Sierra does not accrue as a receivable interest on loans and debt securities or accounting purposes if it has reason to doubt Sierra’s ability to collect such interest. Original issue discounts, market discounts, or premiums are accreted or amortized using the effective interest method as interest income. Sierra records prepayment premiums on loans and debt securities as fee income. Dividend income, if any, is recognized on an accrual basis to the extent that Sierra expects to collect such amount.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Sierra measures net realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Payment-in-Kind Interest

Sierra has investments in its portfolio that contain a PIK interest provision. Any PIK interest is added to the principal balance of such investments and is recorded as income, if the portfolio company valuation indicates that such PIK interest is collectible. In order to maintain Sierra’s tax treatment as a RIC, substantially all of this income must be paid out to Sierra Stockholders in the form of dividends, even if Sierra has not collected any cash.

Organizational and Offering Expenses

Sierra has been responsible for all ongoing organizational and offering expenses since June 2, 2014 until the termination of Sierra’s offering effective as of July 31, 2018.

U.S. Federal Income Taxes

Sierra has elected, and intends to qualify annually, to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, Sierra generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that Sierra distributes to Sierra Stockholders from Sierra’s tax earnings and profits. To obtain and maintain Sierra’s RIC tax treatment, Sierra must, among other things, meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of Sierra’s ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.

Recent Developments

On July 25, 2019, Sierra entered into Amendment No. 2 to the Revolving Credit Agreement (the “Amendment”), with certain lenders party thereto, ING Capital LLC, as administrative agent (the “Administrative Agent”), and, solely with respect to Section 2.10 of the Amendment, SIC AAR LLC, SIC Investment Holdings LLC and Sierra Management, Inc., as subsidiary guarantors. The Amendment amends certain provisions of the Revolving Credit Agreement (as amended by Amendment No. 1, the “Prior Sierra ING Credit Facility”) to, among other things, (i) reduce the size of the commitments thereunder from $220.0 million to $215.0 million, (ii) extend the Revolver Termination Date (as defined in the Prior Sierra ING Credit Facility) from August 12, 2019 to March 31, 2020 and (iii) extend the Maturity Date (as defined in the Prior Sierra ING Credit Facility) from August 12, 2020 to March 31, 2021. As of July 25, 2019, total commitments under the Sierra ING Credit Facility are $215.0 million.

On July 28, 2019, the Sierra Board declared a series of monthly distributions for July, August and September 2019 in the amount of $0.05334 per share. Sierra Stockholders of record as of each respective monthly record date will be entitled to receive the distribution. Below are the details for each respective distribution:

Record Date	Payment Date	Amount per share
July 30, 2019	July 31, 2019	$0.05334
August 29, 2019	August 30, 2019	0.05334
September 27, 2019	September 30, 2019	0.05334

On July 29, 2019, Sierra entered into the Amended MCC Merger Agreement, by and between MCC and Sierra, pursuant to which MCC will, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger. In the MCC Merger, each share of MCC Common Stock (other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries) will be converted into the right to receive (i) 0.68 shares of Sierra Common Stock if the Plaintiff Attorney Fees are less than or equal to $10,000,000; (ii) 0.66 shares of Sierra Common Stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000; (iii) between 0.68 and 0.66 per share of Sierra Common Stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000; or (iv) 0.66 shares of Sierra Common Stock in the event that the Plaintiff Attorney Fees are not determined prior to MCC Merger Closing; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock.

In addition, on July 29, 2019, Sierra entered into the Amended MDLY Merger Agreement, pursuant to which MDLY will, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger. In the MDLY Merger, each share of MDLY Class A Common Stock, issued and outstanding immediately prior to the MDLY Merger Effective Time, other than the Excluded MDLY Shares and any Dissenting Shares, held, immediately prior to the MDLY Merger Effective Time, by any person other than a Medley LLC Unitholder, will be converted into the right to receive (i) 0.2668 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.96 per share. In addition, in the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than the Excluded MDLY Shares and any Dissenting Shares, held, immediately prior to the MDLY Merger Effective Time, by a Medley LLC Unitholder will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share. Each share of MDLY Class B Common Stock issued and outstanding immediately prior to the MDLY Merger Effective time, other than any Dissenting Shares, will be canceled without consideration therefor.

Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. If both Mergers are successfully consummated, Sierra Common Stock would be listed on the NYSE, with such listing expected to be effective as of the closing date of the Mergers, and Sierra Common Stock will be listed on the TASE, with such listing expected to be effective as of the closing date of the MCC Merger. If, however, only the MDLY Merger is consummated, Sierra Common Stock would be listed on the NYSE. If both Mergers are successfully consummated, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by MCC Advisors, its wholly controlled adviser subsidiary. If only the MDLY Merger is consummated, the investment portfolios of MCC and Sierra would not be combined; however, the investment management function relating to the operation of Sierra would still be internalized and the Sierra/MDLY Company would be managed by MCC Advisors.

Notwithstanding the suspension of the share repurchase program and, in connection with the Amended MCC Merger Agreement, the Sierra Board approved the repurchase of shares of Sierra Common Stock from a Sierra Stockholders who have requested repurchases in connection with such Sierra Stockholder’s death or disability.

Effective as of August 31, 2019, Jeff Tonkel is retiring and will be a senior advisor to the Medley platform and will remain a director of MDLY and MCC. Accordingly, Mr. Tonkel will resign from his positions as President of MDLY, Sierra, and Sierra Total Return Fund. Mr. Tonkel’s decision to resign as President of MDLY, Sierra, and Sierra Total Return Fund was not due to any dispute or disagreement with MDLY, Sierra, or Sierra Total Return Fund, or on any matter relating to the operations, policies or practices of MDLY, Sierra, or Sierra Total Return Fund.

SENIOR SECURITIES OF SIERRA

Information about Sierra’s senior securities (including debt securities and other indebtedness) is shown in the following table as of June 30, 2019 and the fiscal years ended December 31, 2018, 2017, 2016, 2015, 2014, and 2013.

The following is a summary of Sierra’s senior securities as of December 31, 2013.

	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Revolving Credit Facility	$16,000,000	$—	$—	$—
Total Return Swap	18,149,541	—	—	—
	$34,149,541	$5,480	N/A	N/A

The following is a summary of Sierra’s senior securities as of December 31, 2014.

	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Revolving Credit Facility	$236,500,000	$—	$—	$—
Total Return Swap	152,645,906	—	—	—
	$389,145,906	$2,211	N/A	N/A

The following is a summary of Sierra’s senior securities as of December 31, 2015.

	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Revolving Credit Facility	$385,000,000	$—	$—	$—
Total Return Swap	129,426,020	—	—	—
	$514,426,020	$2,386	N/A	N/A

The following is a summary of Sierra’s senior securities as of December 31, 2016.

	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Revolving Credit Facility	$390,000,000	$—	$—	$—
Total Return Swap	147,892,739	—	—	—
	$537,892,739	$2,476	N/A	N/A

The following is a summary of Sierra’s senior securities as of December 31, 2017.

	Total Amount Outstanding Exclusive of Treasury Securities(1)(7)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Revolving Credit Facility	$435,000,000	$—	$—	$—
Total Return Swap	127,519,693	—	—	—
	$562,519,693	$2,330	N/A	N/A

The following is a summary of Sierra’s senior securities as of December 31, 2018.

	Total Amount Outstanding Exclusive of Treasury Securities(1)(7)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Revolving Credit Facility	$355,000,000	$—	$—	$—
Total Return Swap	51,776,760	—	—	—
	$406,776,760	$2,656	N/A	N/A

The following is a summary of Sierra’s senior securities as of June 30, 2019 (unaudited).

	Total Amount Outstanding Exclusive of Treasury Securities(1)(7)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Revolving Credit Facility	$328,100,000	$—	$—	$—
Total Return Swap	—	—	—	—
	$328,100,000	$2,952	N/A	N/A

____________

(1)      Total amount of each class of senior securities outstanding at the end of the period presented. The TRS amount is comprised of the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Arbor under the TRS.

(2)      The asset coverage per unit is the ratio of the carrying value of Sierra’s total consolidated assets for regulatory purposes, which includes the underlying fair value of net TRS, less all liabilities and indebtedness not represented by senior securities to the aggregate amount of senior securities representing indebtedness and the implied leverage on the TRS. Asset coverage per unit is expressed in terms of dollars per $1,000 of indebtedness. For the years ended December 31, 2018, 2017, 2016, 2015, 2014, and 2013, Sierra’s Asset Coverage Per Unit including unfunded commitments was $2,363, $2,054, $2,355, $2,318, $2,141, and $5,480, respectively. For the six months ended June 30, 2019, Sierra’s Asset Coverage Per Unit including unfunded commitments was $2,700.

(3)      The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4)      Information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(5)      Not applicable as these classes of securities are not registered for public trading.

PORTFOLIO COMPANIES OF SIERRA

The following table sets forth certain information as of June 30, 2019 for each portfolio company in which Sierra had an investment. Other than these investments, Sierra’s only formal relationships with its portfolio companies are the managerial assistance that Sierra provides upon request and the board observer or participation rights Sierra may receive in connection with its investment.

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Non-controlled/non-affiliated investments – 103.6%							$640,436,545
AAAHI Acquisition Corporation	Transportation: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(4)(5)(6)	12/10/2023	$7,003,198	$7,003,197	$6,930,181	1.1%
				7,003,198	7,003,197	6,930,181
Alpine SG, LLC	High Tech Industries	Senior Secured First Lien Delayed Draw Term Loan LIBOR + 5.500%, 1.000% Floor(5)(7)	11/16/2022	6,617,630	6,617,630	6,563,366	1.0%
		Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(5)(6)(7)	11/16/2022	13,398,750	13,398,750	13,288,880	2.1%
				20,016,380	20,016,380	19,852,246
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)	9/25/2023	4,893,750	4,893,750	4,767,981	0.7%
				4,893,750	4,893,750	4,767,981
Amerijet Holdings, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(5)(7)	7/15/2021	11,102,205	11,102,205	11,051,135	1.7%
				11,102,205	11,102,205	11,051,135
AMMC CLO 22, Limited Series 2018-22A	Multi-Sector Holdings	Subordinated Notes 11.693% effective yield(8)(9)(10)	4/25/2031	7,222,000	5,958,183	5,828,876	0.9%
				7,222,000	5,958,183	5,828,876
Answers Finance, LLC	High Tech Industries	Common Stock - 389,533 shares(11)		—	5,426,955	1,188,076	0.2%
				—	5,426,955	1,188,076
Apidos CLO XXIV, Series 2016-24A	Multi-Sector Holdings	Subordinated Notes 10.323% effective yield(5)(8)(9)(10)	7/20/2027	18,357,647	12,042,458	11,142,247	1.7%
				18,357,647	12,042,458	11,142,247
Avantor, Inc.	Wholesale	Common Stock - 1,867,356 shares(11)		—	32,678,730	35,647,826	5.6%
				—	32,678,730	35,647,826
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)(12)	3/31/2022	25,000,000	25,000,000	24,830,000	3.9%
				25,000,000	25,000,000	24,830,000
Barry’s Bootcamp Holdings, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	7/14/2022	10,000,000	10,000,000	9,917,000	1.5%
		Revolving Credit Facility LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	7/14/2022	5,600,000	5,600,000	5,552,960	0.9%
				15,600,000	15,600,000	15,469,960
Black Angus Steakhouses, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(4)(5)(6)(12)	4/24/2020	18,353,795	18,353,795	18,268,287	2.9%
		Revolving Credit Facility LIBOR + 9.000%, 1.000% Floor (4)(5)(6)(12)	4/24/2020	1,227,679	1,227,679	1,226,328	0.2%
				19,581,474	19,581,474	19,494,615

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
BRG Sports, Inc.	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(7)	6/15/2023	6,422,500	6,422,500	6,344,788	1.0%
				6,422,500	6,422,500	6,344,788
Brook & Whittle Holding Corp.	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4)(5)	10/17/2024	2,937,058	2,937,058	2,902,401	0.5%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 5.500%, 1.000% Floor(4)(5)	10/17/2024	690,757	690,757	682,606	0.1%
				3,627,815	3,627,815	3,585,007
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.500%(4)(5)	10/4/2024	6,900,154	6,886,595	6,831,152	1.1%
				6,900,154	6,886,595	6,831,152
CPI International, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(5)(7)	7/28/2025	9,900,752	9,874,098	9,510,662	1.5%
				9,900,752	9,874,098	9,510,662
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(5)(7)	12/1/2021	977,099	843,308	801,221	0.1%
				977,099	843,308	801,221
DataOnline Corp.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)(6)	7/31/2025	9,925,000	9,925,000	9,830,713	1.5%
				9,925,000	9,925,000	9,830,713
Dermatologists of Southwestern Ohio, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(7)	4/20/2022	2,456,796	2,456,796	2,434,439	0.4%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 6.500%, 1.000% Floor(5)(7)	4/20/2022	932,129	932,129	923,646	0.1%
				3,388,925	3,388,925	3,358,085
DirectBuy Home Improvement, Inc.	Retail	Subordinated notes LIBOR + 6.500%, 1.000% Floor(13)	6/20/2022	260,919	260,919	260,919	0.0%
		Common Stock - 191,678 shares(11)		—	75,340	74,754	0.0%
				260,919	336,259	335,673
Dryden 38 Senior Loan Fund, Series 2015-38A	Multi-Sector Holdings	Subordinated Notes 12.092% effective yield(8)(9)(10)	7/15/2027	7,000,000	4,781,219	4,691,288	0.7%
				7,000,000	4,781,219	4,691,288
Dryden 43 Senior Loan Fund, Series 2016-43A	Multi-Sector Holdings	Subordinated Notes 5.640% effective yield(5)(8)(9)(10)	7/20/2029	3,620,000	2,801,234	2,441,690	0.4%
				3,620,000	2,801,234	2,441,690
Dryden 49 Senior Loan Fund, Series 2017-49A	Multi-Sector Holdings	Subordinated Notes 7.275% effective yield(5)(9)(10)	7/18/2030	17,233,288	14,211,718	12,514,831	2.0%
				17,233,288	14,211,718	12,514,831
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Senior secured first lien notes 12.000%(5)	2/23/2023	9,965,000	9,965,000	9,965,000	1.6%
		Preferred Equity - 2,491,250 units(5)(11)		—	2,491,250	2,491,250	0.4%
				9,965,000	12,456,250	12,456,250

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
FKI Security Group, LLC	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(5)(7)	3/30/2020	11,000,000	11,000,000	10,688,700	1.7%
				11,000,000	11,000,000	10,688,700
Friedrich Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(5)(7)	2/7/2023	10,580,000	10,580,000	10,499,592	1.6%
				10,580,000	10,580,000	10,499,592
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 10.250%, 1.000% Floor(4)	1/20/2022	10,000,000	10,000,000	8,147,000	1.3%
				10,000,000	10,000,000	8,147,000
Golden West Packaging Group LLC	Forest Products & Paper	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(5)(7)	6/20/2023	1,454,574	1,454,574	1,448,174	0.2%
				1,454,574	1,454,574	1,448,174
Heligear Acquisition Co.	Aerospace & Defense	Senior secured first lien notes 10.250%(5)(8)	10/15/2019	15,000,000	15,000,000	14,613,000	2.3%
				15,000,000	15,000,000	14,613,000
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 9.000%,	5/29/2020	4,408,696	4,387,535	3,009,636	0.5%
				4,408,696	4,387,535	3,009,636
Hylan Datacom & Electrical LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(5)(7)	7/25/2021	14,140,026	14,140,026	13,150,224	2.1%
				14,140,026	14,140,026	13,150,224
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(4)	7/20/2022	25,000,000	25,000,000	20,727,500	3.2%
				25,000,000	25,000,000	20,727,500
Impact Group, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)	6/27/2023	5,827,301	5,827,301	5,559,245	0.9%
				5,827,301	5,827,301	5,559,245
Interflex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(5)(7)	8/18/2022	12,998,453	12,998,452	12,176,950	1.9%
				12,998,453	12,998,452	12,176,950
Iqor US Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(7)	4/1/2021	14,308,955	13,473,318	13,915,463	2.2%
				14,308,955	13,473,318	13,915,463
Isagenix International, LLC	Wholesale	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)	6/16/2025	1,900,000	1,891,274	1,489,220	0.2%
				1,900,000	1,891,274	1,489,220
Isola USA Corp.	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK(4)(6)	1/2/2023	9,685,569	7,187,239	6,800,238	1.1%
		Common Units - 10,283,782 units(9)(11)		—	—	—	0.0%
				9,685,569	7,187,239	6,800,238
JFL-WCS Partners, LLC	Environmental Industries	Preferred Units - 618,876 6.000%, PIK(5)(9)		—	618,876	618,876	0.1%
		Common Units - 68,764 units(5)(9)(11)		—	68,764	1,461,923	0.2%
				—	687,640	2,080,799

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(4)(5)	5/1/2024	1,811,791	1,743,554	1,715,404	0.3%
		Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(4)(5)	5/1/2025	7,000,000	6,896,081	6,619,900	1.0%
				8,811,791	8,639,635	8,335,304
L&S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)	2/15/2022	10,283,287	10,283,287	10,283,287	1.6%
				10,283,287	10,283,287	10,283,287
Magnetite XIX, Limited	Multi-Sector Holdings	Subordinated Notes LIBOR + 7.610%(4)(8)(9)(10)	7/17/2030	2,000,000	1,874,937	1,831,651	0.3%
		Subordinated Notes 5.254% effective yield(5)(8)(9)(10)	7/17/2030	13,730,209	11,073,051	9,293,978	1.5%
				15,730,209	12,947,988	11,125,629
Manna Pro Products, LLC	Consumer Goods: Non-durable	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(5)(6)(7)	12/8/2023	4,104,167	4,104,167	3,901,831	0.6%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 6.000%, 1.000% Floor(5)(6)(7)	12/8/2023	833,333	833,333	792,250	0.1%
				4,937,500	4,937,500	4,694,081
Midwest Physician Administrative Services, LLC	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 7.000%, 0.750% Floor(7)	8/15/2025	1,950,000	1,875,286	1,901,250	0.3%
				1,950,000	1,875,286	1,901,250
Novetta Solutions, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(7)	10/16/2023	11,000,000	10,932,354	10,456,600	1.6%
				11,000,000	10,932,354	10,456,600
Offen Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(6)	6/21/2026	2,938,053	2,908,673	2,908,673	0.5%
				2,938,053	2,908,673	2,908,673
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK (5)(7)	10/11/2021	16,572,335	16,255,197	15,205,118	2.4%
		Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(5)(6)(7)	10/11/2021	656,000	656,000	653,166	0.1%
		Warrants - 36,716 warrants(5)(11)	1/9/2027	—	669,709	—	0.0%
				17,228,335	17,580,906	15,858,284
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(4)(5)	8/21/2023	9,000,000	9,000,000	8,937,000	1.5%
				9,000,000	9,000,000	8,937,000
Polymer Solutions Group Holdings, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(7)	6/30/2021	2,432,861	2,432,861	2,426,049	0.4%
				2,432,861	2,432,861	2,426,049
Press Ganey Holdings, Inc	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 6.500%, 1.000% Floor(7)	10/21/2024	2,842,724	2,883,371	2,832,206	0.4%
				2,842,724	2,883,371	2,832,206

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Project Silverback Holdings Corp.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 3.500%, 1.000% Floor(7)	8/21/2024	4,912,500	4,306,442	4,273,875	0.7%
				4,912,500	4,306,442	4,273,875
Proppants Holdings, LLC	Energy: Oil & Gas	Common Units - 161,852 units(11)		—	874,363	874,001	0.1%
		Common Units - 161,852 units(11)		—	8,832	8,093	0.0%
				—	883,195	882,094
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	11/30/2023	7,921,094	7,408,412	7,405,430	1.3%
		Membership Units - 1.441 units		—	—	—	0.1%
				7,921,094	7,408,412	7,405,430
RateGain Technologies, Inc.	Hotel, Gaming & Leisure	Subordinated Notes(5)(11)	7/31/2020	476,190	476,190	476,190	0.1%
		Subordinated Notes(5)(11)	7/31/2021	476,190	476,190	476,190	0.1%
				952,380	952,380	952,380
Redwood Services Group, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	6/6/2023	19,969,281	19,969,281	19,779,572	3.1%
		Revolving Credit Facility LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	6/6/2023	1,437,500	1,437,500	1,413,638	0.2%
				21,406,781	21,406,781	21,193,210
Resolute Investment Managers, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 7.500%, 1.000% Floor(4)(5)	4/30/2023	7,950,000	7,909,581	7,899,120	1.2%
				7,950,000	7,909,581	7,899,120
Rhombus Cinema Holdings, LP	Media: Diversified & Production	Preferred Equity 10.000% - 7,449 shares(5)(9)		—	4,584,207	4,067,175	0.6%
		Common Units - 3,163 units(5)(8)(11)		—	3,162,793	—	0.0%
				—	7,747,000	4,067,175
RMS Holding Company, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(5)(7)	11/16/2022	18,179,877	18,179,877	18,019,894	2.8%
		Revolving Credit Facility LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	11/16/2022	2,322,033	2,322,033	2,287,546	0.4%
				20,501,910	20,501,910	20,307,440
SavATree, LLC	Environmental Industries	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(4)(5)	6/2/2022	4,355,785	4,355,785	4,355,785	0.7%
				4,355,785	4,355,785	4,355,785
SFP Holding, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(5)(6)(11)	9/1/2022	9,224,604	9,224,604	9,132,358	1.4%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 6.250%, 1.000% Floor(5)(6)(11)	9/1/2022	850,000	850,000	850,000	0.1%
		Equity - 0.94% of outstanding equity(5)(11)		—	657,115	657,115	0.1%
				10,074,604	10,731,719	10,639,473

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Shift4 Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)	11/28/2025	9,950,000	9,869,825	9,604,735	1.5%
				9,950,000	9,869,825	9,604,735
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(4)(5)(13)	7/31/2020	21,867,378	21,495,414	—	0.0%
				21,867,378	21,495,414	—
Simplified Logistics, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)(6)	2/28/2022	18,574,575	18,574,575	18,574,575	2.9%
				18,574,575	18,574,575	18,574,575
SMART Financial Operations, LLC	Retail	Preferred Equity - 1,000,000 units(5)(9)(11)		—	1,000,000	770,000	0.1%
				—	1,000,000	770,000
Smile Doctors, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)	10/6/2022	8,292,046	8,292,046	8,051,577	1.3%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)(6)	10/6/2022	3,310,278	3,310,278	3,146,322	0.5%
				11,602,324	11,602,324	11,197,899
Sound Point CLO XX, Ltd.	Multi-Sector Holdings	Subordinated Notes 13.937% effective yield(5)(8)(9)(10)	7/26/2031	4,489,000	4,059,832	4,103,175	0.6%
				4,489,000	4,059,832	4,103,175
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)	6/2/2022	4,597,660	4,597,660	4,515,362	0.7%
				4,597,660	4,597,660	4,515,362
Starfish Holdco, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor(5)(7)	8/18/2025	4,000,000	3,953,405	3,995,200	0.6%
				4,000,000	3,953,405	3,995,200
Sungard AS New Holdings, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor, 2.500% PIK	2/3/2022	4,933,892	4,933,892	4,933,892	0.8%
		Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor	2/3/2022	714,915	694,357	714,915	0.1%
		Membership units - 73,135 units		—	2,163,076	2,163,041	0.3%
				5,648,807	7,791,325	7,811,848
Team Car Care, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(5)(7)	2/23/2023	14,285,694	14,285,694	14,004,266	2.2%
				14,285,694	14,285,694	14,004,266
Techniplas, LLC	Automotive	Senior Secured First Lien Notes 10.000%(8)	5/1/2020	6,000,000	6,000,000	5,528,400	0.9%
				6,000,000	6,000,000	5,528,400
Tensar Corporation	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(4)	7/9/2021	6,900,187	6,743,870	6,491,006	1.0%
				6,900,187	6,743,870	6,491,006
The Imagine Group LLC	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(5)(7)	6/21/2023	8,950,000	8,860,270	6,749,195	1.1%
				8,950,000	8,860,270	6,749,195

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(5)(7)	5/27/2022	6,532,258	6,532,258	6,457,137	1.0%
				6,532,258	6,532,258	6,457,137
True Religion Apparel, Inc.	Retail	Senior Secured First Lien Term Loan 10.000%	10/27/2022	180,813	139,665	—	0.0%
		Common Stock - 2,448 shares(11)		—	—	—	0.0%
		Warrants - 1,122 warrants(11)		—	—	—	0.0%
				180,813	139,665	—
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 11.000%, 1.000% Floor(4)(5)	4/28/2023	742,482	689,890	651,008	0.1%
		Common units - 4,676 units(5)(11)		—	259,938	259,939	0.0%
		Warrants - 5,591 warrants(5)(11)	3/30/2028	—	310,802	310,804	0.0%
				742,482	1,260,630	1,221,751
Vertafore, Inc.	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(5)(7)	7/2/2026	9,950,000	9,808,523	9,664,435	1.5%
				9,950,000	9,808,523	9,664,435
VOYA CLO 2016-2, LTD.	Multi-Sector Holdings	Subordinated Notes 2.413% effective yield (5)(8)(9)(10)	7/19/2028	11,088,290	8,532,973	6,870,305	1.1%
				11,088,290	8,532,973	6,870,305
VOYA CLO 2015-2, LTD.	Multi-Sector Holdings	Subordinated Notes 13.904% effective yield (5)(8)(9)(10)	7/19/2028	10,735,659	6,993,146	7,111,301	1.1%
				10,735,659	6,993,146	7,111,301
Walker Edison Furniture Company LLC	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)	9/26/2024	14,812,500	14,812,500	14,812,500	2.3%
		Common units - 2,000 units (5)(9)(11)		—	2,000,000	3,000,000	0.5%
				14,812,500	16,812,500	17,812,500
Watermill-QMC Midco, Inc.	Automotive	Equity - 2.3% partnership interest (5)(9)(11)		—	902,277	315,797	0.0%
				—	902,277	315,797
YRC Worldwide Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(7)(9)	7/26/2022	5,641,066	5,527,749	5,539,527	0.9%
				5,641,066	5,527,749	5,539,527

Total non-controlled/non-affiliated investments					$714,454,593	$663,283,003	103.6%

Controlled/affiliated investments - 22.1%(14)
1888 Industrial Services, LLC	Energy: Oil & Gas	Revolving Credit Facility LIBOR + 5.000%, 1.000% Floor (4)(5)(6)	9/30/2021	1,194,903	1,194,903	1,194,903	0.2%
		Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor (4)(5)	9/30/2021	3,144,481	3,144,481	3,144,481	0.5%
		Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor, PIK (4)(5)(13)	9/30/2021	7,815,751	7,024,117	3,907,875	0.6%
		Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor (4)(5)	6/30/2021	401,814	401,814	401,814	0.1%
		Units - 7,546.76 units (5)(11)		—	—	—	0.0%
				12,556,949	11,765,315	8,649,073

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Access Media Holdings, LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan 10.000% PIK (5)(7)(13)	7/22/2020	8,561,156	7,458,342	4,815,651	0.8%
		Common Stock - 14 units (5)(9)(11)		—	—	—	0.0%
		Preferred Equity - 1,400,000 units (5)(9)(11)		—	1,400,000	—	0.0%
		Preferred Equity - 700,000 units(5)(9)(11)		—	700,000	—	0.0%
		Preferred Equity - 849,800 units(5)(6)(9)(11)		—	849,800	(88,200)	0.0%
				8,561,156	10,408,142	4,727,451
Caddo Investors Holdings 1 LLC	Forest Products & Paper	Equity - 12.250% LLC Interest(5)(9)(15)		—	4,972,863	5,445,137	0.9%
				—	4,972,863	5,445,137
Capstone Nutrition, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK (4)(5)(13)	9/25/2020	25,406,608	15,652,279	3,455,299	0.5%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 12.500%, 1.000% Floor, PIK (4)(5)(13)	9/25/2020	11,425,241	7,268,839	1,553,833	0.2%
		Senior Secured First Lien Incremental Delayed Draw Term Loan LIBOR + 12.500%, 1.000% Floor, PIK (4)(5)	9/25/2020	2,907,602	2,907,602	2,907,602	0.5%
		Common Stock - 2,197.8 shares(5)(11)		—	9	—	0.0%
		Common Stock - 3,498.5 shares(5)(11)		—	—	—	0.0%
		Common Stock - 7,068.3 shares(5)(11)		—	300,002	—	0.0%
				39,739,451	26,128,731	7,916,734
Charming Charlie LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor (4)(6)(13)	4/24/2023	3,304,026	3,121,470	—	0.0%
		Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor (4)(13)	4/24/2023	4,057,824	2,840,039	—	0.0%
		Senior Secured First Lien Term Loan 20.000%	5/15/2019	182,617	182,617	—	0.0%
		Common Stock - 34,923,249 shares(11)		—	—	—	0.0%
				7,544,467	6,144,126	—
Dynamic Energy Services International LLC	Energy: Oil & Gas	Revolving Credit Facility 12.000%(5)(6)	6/30/2019	937,105	937,105	937,105	0.1%
		Senior Secured First Lien Term Loan 13.500% PIK(5)(7)(13)	12/31/2021	5,624,037	4,449,025	639,453	0.1%
		Common Units - 6,500,000 units (5)(11)		—	—	—	0.0%
				6,561,142	5,386,130	1,576,558

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Kemmerer Operations, LLC	Metals & Mining	Senior Secured First Lien Term Loan 15.000% PIK	6/21/2023	1,694,915	1,694,915	1,694,915	0.3%
		Senior Secured First Lien Delayed Draw Term Loan 15.000% PIK(6)	6/21/2023	677,966	677,966	677,966	0.1%
		Common Units - 6.7797 units		—	962,717	962,717	0.2%
				2,372,881	3,335,598	3,335,598
MCM 500 East Pratt Holdings, LLC	Banking, Finance, Insurance & Real Estate	Equity - 5,000,000 units (9)(11)		—	5,000,000	5,000,000	0.8%
				—	5,000,000	5,000,000
MCM Capital Office Park Holdings LLC	Banking, Finance, Insurance & Real Estate	Equity - 7,500,000 units (9)(11)		—	7,500,000	10,837,500	1.7%
				—	7,500,000	10,837,500
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity - 87.5% ownership of SIC Senior Loan Strategy JV I LLC(6)(9)(15)		92,050,000	92,050,000	76,555,675	12.0%
				92,050,000	92,050,000	76,555,675
TwentyEighty, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 4.000%, 1.000% Floor, 4.000% PIK(4)(6)	3/31/2020	7,114,450	7,114,450	7,044,729	1.1%
		Senior Secured First Lien Term Loan 0.250%, 8.750% PIK(4)	3/31/2020	6,981,494	6,811,166	6,981,494	1.1%
		Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(4)	3/31/2020	204,697	204,409	204,697	0.0%
		Common Units - 58,098 units(11)		—	—	3,464,382	0.5%
				14,300,641	14,130,025	17,695,302
Total controlled/affiliated investments					$186,820,930	$141,739,028	22.1%

Money Market Fund - 10.9%
Federated Institutional Prime Obligations Fund		Money Market 2.390%(16)		69,810,676	69,810,676	69,810,676	10.9%
Total money market fund				$69,810,676	$69,810,676	$69,810,676

Derivative instrument - long exposure					Notional Amount	Unrealized Appreciation/(Depreciation)
Total return swap with Citibank, N.A. (Note 5)		Total Return Swap			—	—
Total derivative instrument – long exposure					$—	$—

____________

(1)      Sierra’s investments are domiciled in the United States except for AMMC CLO 22, Limited Series 2018-22A, Apidos CLO XXIV, Series 2016-24A, Dryden 38 Senior Loan Fund, Series 2015-38A, Dryden 43 Senior Loan Fund, Series 2016-43A, Dryden 49 Senior Loan Fund, Series 2017-49A, Magnetite XIX, Limited, Sound Point CLO XX, Ltd.,VOYA CLO 2016-2, LTD and VOYA CLO 2015-2, LTD., which are all domiciled in the Cayman Islands. All foreign investments were denominated in US Dollars.

(2)      Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of ASC 820 fair value hierarchy.

(3)      Percentage is based on net assets of $640,436,545 as of June 30, 2019.

(4)      The interest rate on these loans is subject to a base rate plus 3 Month “3M” LIBOR, which at June 30, 2019 was 2.32%. The interest rate is subject to a minimum LIBOR floor.

(5)      An affiliated fund that is managed by an affiliate of SIC Advisors also holds an investment in this security.

(6)      The investment has an unfunded commitment as of June 30, 2019. For further details see Note 11. Fair value includes an analysis of the unfunded commitment.

(7)      The interest rate on these loans is subject to a base rate plus 1 Month “1M” LIBOR, which at June 30, 2019 was 2.40%. The interest rate is subject to a minimum LIBOR floor.

(8)      Securities are exempt from registration under Rule 144A of the Securities Act. These securities represent a fair value of $73,455,911 or 11.4% of net assets as of June 30, 2019 and are considered restricted securities.

(9)      The investment is not a qualifying asset under Section 55 of the Investment Company Act. Non-qualifying assets represent 23.2% of Sierra’s portfolio at fair value.

(10)    This investment is in the equity class of a CLO. The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions that have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.

(11)    Security is non-income producing.

(12)    A portion of this investment was sold via a participation agreement. The listed amount is the portion retained by Sierra.

(13)    The investment was on non-accrual status as of June 30, 2019.

(14)    Affiliate Investments are defined by the Investment Company Act as investments in companies in which Sierra owns at least 5% but no more than 25% of the voting securities or we are under common control with such portfolio company. Control Investments are defined by the Investment Company Act as investments in companies in which Sierra owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(15)    As a practical expedient, Sierra uses NAV to determine the fair value of this investment.

(16)    Represents securities in Level 1 in the ASC 820 table (see Note 4).

Overview of Portfolio Companies

Set forth below is a brief description of the business of Sierra’s portfolio companies as of June 30, 2019.

Portfolio Company	Brief Description of Portfolio Company
1888 Industrial Services, LLC

1888 Industrial Services, LLC provides field support services to oil and gas independent producers, drilling companies and midstream companies in the Denver-Julesburg Basin, with headquarters in the heart of the Wattenberg region in Greeley, CO. AAR builds, repairs, modifies and maintains oil and gas production equipment, sites, wells and pipelines.

AAAHI Acquisition Corporation

AAAHI Acquisition Corporation (“All Aboard”) is a leading provider of passenger transport services to customers throughout the U.S. Sun Belt Region. All Aboard is comprised of six local operating units, the largest of which include: Hotard, All Aboard America!, and Sun Diego.

Access Media Holdings, LLC

Access Media Holdings, LLC (d/b/a Access Media 3, Inc.), headquartered in Oak Brook, IL, is a triple-play provider of digital satellite television, high speed internet and voice services to the residential multi-dwelling unit market in the United States.

Alpine SG, LLC

Alpine SG, LLC is an aggregator of niche, vertically oriented software businesses. Each business operates independently with oversight from the Alpine SG management team. The platform includes the following 5 companies: CSF, Aerialink, Minute Menu, Bill4Time, and Exym.

American Dental Partners, Inc.

American Dental Partners, Inc., headquartered in Wakefield, MA, is one of the largest dental practice management (“DPM”) companies in the U.S. and provides dental groups with critical administrative functions, enabling dentists to focus on clinical care.

Amerijet Holdings, Inc.	Amerijet Holdings, Inc., headquartered in Fort Lauderdale, FL, is a leading provider of air cargo and logistics to and from the Caribbean, Mexico and Latin America.
AMMC CLO 22, Limited Series 2018-22A

AMMC CLO 22, Limited Series 2018-22A is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last, out loans.

Answers Finance, LLC

Answers Finance, LLC (“Answers”) is headquartered in St. Louis, MO operates three primary businesses, supported by shared services functions, focused on empowering consumers and brands by connecting them with the information to optimize their decision making.

Apidos CLO XXIV, Series 2016-24A

Apidos CLO XXIV, Series 2016-24A is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last-out loans.

Avantor, Inc.	Avantor, Inc. is a global provider of products and services to the biopharma, healthcare, education & government, and advanced technologies & applied materials industries.
Aviation Technical Services, Inc.

Aviation Technical Services, Inc., founded in 1970 and headquartered in Everett, WA, is a provider of commercial aerospace aftermarket services to the North American maintenance, repair and overhaul market.

Barry’s Bootcamp Holdings, LLC

Barry’s Bootcamp Holdings, LLC, founded in 1998 and headquartered in Los Angeles, CA, is a leading boutique fitness studio operator offering hour long workouts that focus on high-intensity interval training, cardio, and strength training.

Black Angus Steakhouses, LLC	Black Angus Steakhouses, LLC, founded in 1964 and headquartered in Los Altos, CA, operates restaurants across six states including California, Arizona, Alaska, New Mexico, Washington, and Hawaii.
BRG Sports, Inc.

BRG Sports, Inc., founded in 1929 and headquartered in Des Plaines, Illinois, is a leading designer and developer of football helmets, protective sports equipment, head impact monitoring technologies, apparel and related accessories.

Portfolio Company	Brief Description of Portfolio Company
Brook & Whittle Holding Corp.

Brook & Whittle Holding Corp., founded in 1996 and based in North Branford, CT, provides printing and packaging solutions in North America. The company produces and supplies pressure sensitive labels and shrink film packaging products for personal care, beverage, food, and household industry sectors.

Caddo Investors Holdings 1 LLC	Caddo Investors Holdings I LLC, holds an investment in approximately 1.1 million acres of high quality and relatively young timber lands located in East Texas.
Capstone Nutrition, Inc.

Capstone Nutrition, Inc. (“Capstone”) which is headquartered in Ogden, UT, is a pure-play developer and manufacturer in the nutrition industry. Since 1992, Capstone has been developing, producing, and packaging capsule, tablet, and powder products for a variety of customers in the United States and internationally.

Charming Charlie LLC

Charming Charlie LLC is a destination retailer of fashion jewelry and accessories. Charming Charlie is known for its fun, friendly, and fabulous brand which permeates its in-store and online experience.

Covenant Surgical Partners, Inc.

Covenant Surgical Partners, Inc., headquartered in Nashville, Tennessee, is a privately-held owner and operator of ambulatory surgery centers, anatomic pathology laboratories, anesthesia entities and physician practices.

CPI International, Inc.	CPI Holdings, Inc. develops and manufactures microwave, radio frequency, power, and control products for critical communications, defense and medical applications.
CT Technologies Intermediate Holdings, Inc.	CT Technologies Intermediate Holdings, Inc. is based in Alpharetta, CA and is the largest provider of outsourced release-of-information services.
DataOnline Corp.

DataOnline Corp (“DataOnline”) is a global provider of M2M solutions specifically for the monitoring of both fixed and mobile remote industrial assets. DataOnline specializes in robust and reliable devices & sensors, remote data collection, global wireless communications & web-based applications.

Dermatologists of Southwestern Ohio, LLC	Dermatologists of Southwestern Ohio, LLC, headquartered in Dayton, OH, serves dermatology clinics throughout Ohio.
DirectBuy Home Improvement, Inc.	DirectBuy Home Improvement, Inc. is a lifestyle retailer offering a variety of home goods including furniture, artwork, lighting, tabletop items, textiles and decorative accessories.
Dryden 38 Senior Loan Fund, Series 2015-38A

Dryden 38 Senior Loan Fund, Series 2015-38A is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last out loans.

Dryden 43 Senior Loan Fund, Series 2016-43A

Dryden 43 Senior Loan Fund, Series 2016-43A is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last out loans.

Dryden 49 Senior Loan Fund, Series 2017-49A

Dryden 49 Senior Loan Fund is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last out loans.

Dynamic Energy Services International LLC

Dynamic Energy Services International LLC, which is headquartered in Wayne, PA, is a provider of full-service fabrication, construction and maintenance services to a broad range of worldwide markets including oil and gas, industrial and petrochemical markets.

First Boston Construction Holdings, LLC

First Boston Construction Holdings, LLC, an affiliate of The Grossman Companies with offices in Quincy, MA and Southport, CT, extends private loans to builders, developers and real estate investors in the Northeast region of the United States.

FKI Security Group, LLC

FKI Security Group, LLC, founded in 1951 and headquartered in New Albany, IN, is a global manufacturer and national service provider of security, safety and asset protection products used in a variety of industries, including the financial services, government, retail, education, and medical end-markets.

Portfolio Company	Brief Description of Portfolio Company
Friedrich Holdings, Inc.	Friedrich Holdings, Inc., founded in 1883 and headquartered in San Antonio, TX, engineers and manufactures high-performance in-room air conditioning products.
GK Holdings, Inc.	GK Holdings, Inc., headquartered in Cary, NC, is a worldwide provider of IT and business skills learning solutions participating in the global corporate training market.
Golden West Packaging Group LLC	Golden West Packaging Group LLC is a vertically integrated provider of highly customized, corrugated cardboard packaging.
Heligear Acquisition Co.

Heligear Acquisition Co. (d/b/a Northstar Aerospace), headquartered in Burr Ridge, IL, is an independent manufacturer of flight-critical aerospace gears and power transmission systems for domestic and international military and commercial aircraft applications.

Holland Acquisition Corp.

Holland Acquisition Corp. (“Holland”), founded in 1985 and headquartered in Fort Worth, TX, is a provider of land services to blue-chip clients throughout the United States. Holland offers a full-suite of land services in all three stages of the energy production cycle: upstream, midstream and downstream.

Hylan Datacom & Electrical LLC

Hylan Datacom & Electrical LLC, headquartered in Holmdel, NJ, is a specialty design, engineering and construction company providing telecommunications, electrical and utility services to customers in New York City and the greater Tri-State area.

IHS Intermediate, Inc.

IHS Intermediate, Inc. (d/b/a Interactive Health), headquartered in Schaumburg, IL, is a provider of customized corporate health and wellness improvement services. Interactive Health provides a suite of comprehensive, end-to-end services designed to improve personal health, lowering healthcare costs for employers, increasing employee productivity, and reducing health related absences.

Impact Group, LLC	Impact Group, LLC is a Boise, Idaho based sales and marketing agency providing outsourced sales, marketing and merchandising services to consumer packaged goods manufacturers.
Interflex Acquisition Company, LLC

InterFlex Acquisition Company, LLC, headquartered in Wilkesboro, NC, is a comprehensive provider of specialized printed and converted flexible packaging solutions for food and consumer packaged goods producers throughout the USA and UK.

Iqor US Inc.	Iqor US Inc. is a global provider of business process outsourcing and product support services.
Isagenix International, LLC

Isagenix International, LLC (“Isagenix”) develops and distributes nutritional products through a direct marketing strategy. Isagenix offers products across a range of categories including weight wellness, energy, performance and healthy aging.

Isola USA Corp.

Isola USA Corp., founded in Germany in 1912, is a global material science company that designs, develops, and manufactures copper-clad laminate and prepreg used to fabricate advanced multilayer printed circuit boards.

JFL-WCS Partners, LLC

JFL-WCS Partners, LLC (d/b/a Waste Control Specialists LLC), headquartered in Dallas, Texas, operates a state-of-the-art facility for the processing, treatment, storage and disposal of LLRW, hazardous waste, and mixed hazardous and radioactive wastes.

Kemmerer Operations, LLC	Kemmerer Operations, LLC, located in Wyoming, is a producer of high-value thermal coal and surface-mined coal.
Keystone Acquisition Corp.	Keystone Acquisition Corp. provides care and quality management to public and commercial clients in the healthcare industry.
L&S Plumbing Partnership, Ltd.

L & S Plumbing Partnership, Ltd, founded in 1984 and headquartered in Richardson, TX, is a provider of plumbing, electrical and HVAC installation services for new single family home development in Texas.

Magnetite XIX, Limited	Magnetite XIX, Limited is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, second lien loans.

Portfolio Company	Brief Description of Portfolio Company
Manna Pro Products, LLC

Manna Pro Products, LLC, founded in 1985 and headquartered in Chesterfield, Missouri, is a manufacturer and distributor of pet nutrition and care products. Manna Pro targets five core animal end markets: dog & cat, horse, backyard chicken, other backyard pets and deer.

Midwest Physician Administrative Services, LLC

Midwest Physician Administrative Services, LLC is the largest independent, for-profit, multi-specialty physician group in the united states and handles over two million patient eencounters across Chicago metro and adjacent markets.

MCM 500 East Pratt Holdings, LLC	MCM 500 East Pratt Holdings, LLC is a 13-story, 279,712 square foot, class A office building located along Baltimore’s Pratt Street corridor developed in 2004 by the Trammell Crow Company
MCM Capital Office Park Holdings LLC

MCM Capital Office Park Holdings LLC is a commercial real estate portfolio in the Washington, DC metro area. The portfolio consists of six office buildings, a bank pad site and a residential development opportunity.

Novetta Solutions, LLC

Novetta Solutions, LLC, headquartered in McLean, VA, is an advanced analytics company focused on technology-intensive national security solutions, providing services to government and commercial organizations.

Offen Inc.	Offen Inc. is a wholesaler and distributor of motor fuel and related products delivering over 1B gallons of fuel per year in 14 states through branded, unbranded, commercial, and other retailers.
Path Medical, LLC

Path Medical, LLC, founded in 1993, is a provider of fully-integrated acute trauma treatment and diagnostic imaging solutions to patients injured in automobile and non-work related accidents throughout Florida.

PetroChoice Holdings, Inc.	PetroChoice Holdings, Inc. is a distributor of US lubricants and services primarily serving the Northeastern and Midwestern United States.
Polymer Solutions Group Holdings, LLC	Polymer Solutions Group Holdings, LLC, formed in 2015, is a portfolio of companies that deliver customer-centric solutions that improve the customers’ products, processes and performance.
Press Ganey Holdings, Inc.

Press Ganey Holdings, Inc., headquartered in South Bend, IN, is a provider of patient experience and caregiver measurement, performance analytics and strategic advisory solutions for healthcare organizations across the continuum of care.

Project Sliverback Holdings Corp.	Project Silverback Holdings Corp. is a quality management software provider via on premise and cloud based solutions with products used in streamlining supply chains.
Proppants Holdings, LLC	Proppants Holdings, LLC is a provider of high quality raw and resin coated frac sand for use in the oil and gas industry.
PT Network, LLC	PT Network, LLC (d/b/a Pivot Physical Therapy), is a regional outpatient physical therapy and sports medicine operator with clinics in most of the Mid-Atlantic region.
RateGain Technologies, Inc.

RateGain Technologies, Inc. provides hospitality and travel technology solutions for revenue management decision support, rate intelligence, electronic distribution and brand engagement helping customers across the world in streamlining their operations and sales.

Redwood Services Group, LLC	Redwood Services Group, LLC is a group of regional IT managed service providers that provide fully outsourced IT services to small and medium sized businesses.
Resolute Investment Managers, Inc.

Resolute Investment Managers, Inc. headquartered in Irving, TX, is an asset management firm that provides institutional-quality equity, fixed income, alternative and cash solutions to retail and institutional clients.

Rhombus Cinema Holdings, LP

Rhombus Cinema Holdings, LP, headquartered in Beverly Hills, CA, is an innovator and licensor of stereoscopic (3D) and other visual technologies for use in the cinema and on consumer electronic devices.

RMS Holding Company, LLC	RMS Holding Company, LLC, founded in 2003 and headquartered in La Mesa, CA, provides employment administration and risk management services to banks/private fiduciaries and state programs.

Portfolio Company	Brief Description of Portfolio Company
SavATree, LLC

SavATree, LLC, headquartered in Bedford Hills, NY, is a leading provider of residential tree and shrub maintenance, professional lawn care, and outdoor residential services with over twenty branches throughout the Eastern and Midwestern regions of the United States.

SFP Holding, Inc.	SFP Holdings, Inc., founded in 1999 and headquartered in St. Paul, MN, is a provider of fire and life safety security systems.
Shift4 Payments, LLC

Shift4 Payments, LLC, ( f/k/a Lighthouse Network, LLC ), founded in 1999 and headquartered in Allentown, PA, is a financial technology organization, power the top POS brands in the hospitality and retail sectors.

Ship Supply Acquisition Corporation

Ship Supply Acquisition Corporation, founded in 1968 and headquartered in Miami, FL, is a logistics services business that provides products and maritime services for commercial and military marine vessels.

Sierra Senior Loan Strategy JV I LLC

Sierra Senior Loan Strategy JV I LLC generates current income and capital appreciation by investing primarily in the debt of privately-held middle market companies in the United States with a focus on senior secured first lien term loans. See “Note 3 — Investments” in “Item 8 — Consolidated Financial Statements and Supplementary Data.”

Simplified Logistics, LLC	Simplified Logistics, LLC is a Westlake, OH based provider of asset-light transportation management services focused on primarily managing less-than-truckload freight.
SMART Financial Operations, LLC	SMART Financial Operations, LLC, headquartered in Orlando, FL, is a specialty retail platform initially comprised of three distinct retail pawn store chains and a pawn industry consulting firm.
Smile Doctors LLC

Smile Doctors LLC is a Specialty Dental Services Organization focused on acquiring pre-existing orthodontist practices and improving profitability through the implementation of upgraded marketing strategies and pricing plans, streamlining scheduling and back-office functions, and supporting new start growth with capital investments.

Sound Point CLO XX, Ltd.

Sound Point CLO XX, Ltd is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last, out loans.

Southwest Dealer Services, Inc.

Southwest Dealer Services, Inc. (“SWDS”), founded in 1988, offers auto security products, vehicle service contracts, guaranteed auto protection, and other ancillary F&I products to automobile dealers primarily across the Southwestern and Midwestern portions of the United States. SWDS also sells its products through two nationally recognized brands; KARR Security Systems and Century Auto.

Starfish Holdco, LLC

Starfish Holdco, LLC (d/b/a Syncsort) through its subsidiaries will be a global software company specializing in Big Data, high speed sorting products, data protection, data quality and integration software and services, for mainframe, power systems and open system environments to enterprise customers.

Sungard AS New Holdings, LLC	Sungard AS New Holdings, LLC is a provider of IT disaster recovery and availability services including managed disaster recovery, managed IT services, IT consulting and business continuity management.
Team Car Care, LLC

Team Car Care, LLC (dba Heartland Automotive Services), founded in 1995, is a provider of quick lube and other ancillary maintenance services and is the largest Jiffy Lube franchisee in the United States.

Techniplas, LLC

Techniplas, LLC, founded in 2010 and headquartered in Nashotah, WI, is a global producer of highly engineered and technically complex plastic modules and subsystems for niche applications primarily in the global automotive industry.

Tensar Corporation

Tensar Corporation is a leading developer and manufacturer of proprietary, highly-engineered non-traditional site development solutions used for roadway reinforcement, earth retention, foundation support, and erosion and sediment control.

Portfolio Company	Brief Description of Portfolio Company
The Imagine Group LLC

The Imagine Group LLC, founded in 1988 and headquartered in Minneapolis, MN, is a provider of in-store marketing solutions in North America providing comprehensive in-store, point-of-purchase/point of sale marketing campaigns.

The Octave Music Group, Inc.	The Octave Music Group, Inc., headquartered in New York, NY, is an in-venue interactive music and entertainment platform, featured in bars and restaurants across North America and Europe.
True Religion Apparel, Inc.

True Religion Apparel, Inc. (“True Religion”), headquartered in Vernon, CA, designs, manufactures, and markets the True Religion brand. True Religion’s product line is sold in branded retail and outlet stores, as well as department stores and boutiques in the U.S. and abroad.

TwentyEighty, Inc.

TwentyEighty, Inc., headquartered in Reno, NV, provides global sales organizations with an objective source of industry knowledge and insight to help organizations overhaul their sales techniques re-energize their sales force and fine-tune their customer interactions.

Velocity Pooling Vehicle, LLC

Velocity Pooling Vehicle, LLC, headquartered in Indianapolis, IN is a manufacturer comprised of a group of highly recognizable brands serving nearly all product categories in the powersports aftermarket industry and a distributor of proprietary and sourced brands to a variety of dealers and retailers.

Vertafore, Inc.	Vertafore, Inc. is a provider of software and information services to independent insurance agents, brokers and insurance carriers.
VOYA CLO 2016-2, LTD.

VOYA CLO 2016-2, LTD. is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last, out loans.

VOYA CLO 2015-2, LTD.

VOYA CLO 2015-2, LTD. is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last, out loans.

Walker Edison Furniture Company LLC

Walker Edison Furniture Company LLC (“Walker Edison”) is an e-commerce furniture platform exclusively selling through the websites of top online retailers. Walker Edison operates a data-driven business model to sell a variety of home furnishings in the discount category including TV stands, bedroom furniture, chairs & tables, desks and other.

Watermill-QMC Midco, Inc.

Watermill-QMC Midco, Inc. (d/b/a Quality Metalcraft, Inc.), founded in 1964 and headquartered in Livonia, MI, is a provider of complex assemblies for specialty automotive production, prototype and factory assist applications.

YRC Worldwide Inc.

YRC Worldwide Inc. is headquartered in Overland Park, Kansas, and is the second largest less-than-truckload carrier by tonnage shipped in North America, servicing over 250,000 active customer accounts and shipments per day.

MANAGEMENT OF SIERRA

Sierra’s business and affairs are managed under the direction of the Sierra Board. The responsibilities of the Sierra Board include, among other things, the oversight of Sierra’s investment activities, the quarterly valuation of its assets, oversight of its financing arrangements and corporate governance activities. The Sierra Board consists of five members, three of whom are not “interested persons” of Sierra or of SIC Advisors as defined in Section 2(a)(19) of the Investment Company Act and are “independent,” as determined by the Sierra Board. Sierra refers to these individuals as its independent directors. The Sierra Board elects its executive officers, who serve at the discretion of the Sierra Board.

Board of Directors

Under the Sierra Charter, Sierra’s directors are divided into three classes. Each class of directors holds office for a three-year term. At each annual meeting of Sierra Stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of Sierra Stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualified.

Directors

Information regarding the Sierra Board is as follows:

Name	Age	Position	Director Since	Expiration of Term
Interested Directors:
Seth Taube	49	Director, Chairman of the Sierra Board and Chief Executive Officer	2012	2021
Brook Taube	49	Director	2012	2020
Non-interested Directors:
Oliver T. Kane	69	Director	2014	2022
Valerie Lancaster-Beal	65	Director	2012	2021
Stephen R. Byers	65	Director	2012	2020

The address for each director is c/o Sierra Income Corporation, 280 Park Ave, 6th Floor East, New York, NY 10017.

Executive Officers Who are not Directors

Information regarding Sierra’s executive officers who are not directors is as follows:

Name	Age	Position	Executive Officer Since
Richard T. Allorto, Jr.	47	Chief Financial Officer, Treasurer and Secretary	2018
Jeff Tonkel(1)	48	President	2013
John D. Fredericks	55	Chief Compliance Officer	2014
Dean C. Crowe	57	Chief Operating Officer	2015

____________

(1)      Effective as of August 31, 2019, Jeff Tonkel is retiring and will be a senior advisor to the Medley platform and will remain a director of MDLY and MCC. Accordingly, Mr. Tonkel will resign from his positions as President of MDLY, Sierra, and Sierra Total Return Fund. Mr. Tonkel’s decision to resign as President of MDLY, Sierra, and Sierra Total Return Fund was not due to any dispute or disagreement with MDLY, Sierra, or Sierra Total Return Fund, or on any matter relating to the operations, policies or practices of MDLY, Sierra, or Sierra Total Return Fund.

The address for each executive officer is c/o Sierra Income Corporation, 280 Park Ave, 6th Floor East, New York, NY 10017.

Biographical Information

The following is information concerning the business experience of the Sierra Board and executive officers. Sierra’s directors have been divided into two groups — interested directors and independent directors. Interested directors are “interested persons” as defined in the Investment Company Act.

Interested Directors

Seth Taube has served as Chairman of the Sierra Board and Chief Executive Officer of Sierra since its inception in April 2012. He has also served on the MCC Board since its inception in January 2011 and as a Trustee on the Board of Trustees of Sierra Total Return Fund since January 2016. Mr. Taube co-founded Medley in 2006 and has served as co-Chief Executive Officer since then and as co-Chairman of the MDLY Board since its formation in June 2014. Prior to forming Medley in 2006, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube previously worked with Tiger Management and held positions with Morgan Stanley & Co. in its Investment Banking and Institutional Equity Divisions. Mr. Taube received a B.A. from Harvard University, an M.Litt. in Economics from St. Andrew’s University in Great Britain, where he was a Rotary Foundation Fellow, and an M.B.A. from the Wharton School at the University of Pennsylvania.

Sierra believes that Mr. Taube’s broad and extensive experience in asset and credit management and finance industries and his service as portfolio manager for several Medley affiliates supports his appointment to the Sierra Board.

Brook Taube has served on the Sierra Board since its inception in April 2012. In addition, Mr. Taube has served as the Chief Executive Officer, Chairman of the MCC Board and Chief Investment Officer of MCC since its inception in January 2011, a Trustee on the Board of Trustees of Sierra Total Return Fund since August 2016 and serves on the investment committee for SIC Advisors. Prior to forming Medley in 2006, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube began his career in leveraged finance at Bankers Trust in 1992. Mr. Taube received a B.A. from Harvard University.

Sierra believes that Mr. Taube’s broad and extensive experience in asset and credit management and finance industries and his service as portfolio manager for several Medley affiliates supports his appointment to the Sierra Board.

Independent Directors

Oliver T. Kane has served as a director of Sierra since October 2014. From November 2010 to December 2012, Mr. Kane was Chairman of the Board of Trustees of the Ashmore Funds, a U.S. mutual fund complex registered with the SEC under the Investment Company Act. From 1999 to 2005, he was a founding partner of Ashmore Investment Management, Limited, a specialist emerging markets investment firm based in London, England. Prior to Ashmore, Mr. Kane served as president and chief executive officer of ANZ Securities, Inc. from 1993 to 1998. Earlier in his career, Mr. Kane was with J.P. Morgan and Co. from 1972 until 1987, and then Equitable Capital Management Corp., from 1987 until 1993, Mr. Kane specialized in lending and providing financial advice to corporations in the US, UK/Europe and North and Southeast Asia. Mr. Kane received his P.M.D. from Harvard Business School, and his B.A. from Harvard College.

Sierra believes that Mr. Kane’s substantial executive experience in the investment management industry, including his work with developed economies and emerging markets in the fields of credit and banking, debt, equity and special situation investments, and corporate finance/private equity supports his appointment to the Sierra Board.

Valerie Lancaster-Beal has served as a director since February 2012. Ms. Lancaster-Beal is also the President and Chief Executive Officer of VLB Associates, a management consulting firm she founded in January 2014 that provides financial and operational advisory services to middle-market businesses, investment firms and non-profit organizations. She has also served as the Chief Financial Officer of Odyssey Media since 2014 and previously served as the Chief Administrative and Finance Director of Data Capital Management from 2015 to 2018. Prior to this, she served as Managing Director at M.R. Beal & Company, which she co-founded in April 1988, until 2014. Ms. Lancaster-Beal served as a Trustee on the Board of the City University of New York from 2000 to 2014 where she chaired the Faculty, Staff and Administration Committee. Previously, Ms. Lancaster-Beal served on the Board of Regents of Georgetown University from 2006 to 2010. Ms. Lancaster-Beal also served as Senior Vice President of Drexel Burnham Lambert from 1985 to 1988 and as Vice President of Citicorp Investment Bank from 1978 to 1985. Ms. Lancaster-Beal holds a B.A. in Economics from Georgetown University and an M.B.A. from the Wharton School of Business of the University of Pennsylvania.

Sierra believes that Ms. Lancaster-Beal’s 30 years of investment banking experience at M.R. Beal & Company, Citicorp Investment Bank and Drexel Burnham Lambert support her appointment to the Sierra Board.

Stephen R. Byers serves as the Lead Independent Director of Sierra and has served as a director of Sierra since February 2012. He is also an independent trustee of the Deutsche Bank DBX ETF Trust (the “DBX ETF Trust”), where he presently serves as the independent chairman (since November 2016) and as a member of the Audit and Nominating Committees. Mr. Byers served the DBX ETF Trust as chair of the Audit Committee and Nominating Committee from December 2010 to February 2015, and as lead independent trustee from February 2015 to November 2015 and continues to be designated as audit committee financial expert for DBX ETF Trust (since December 2010). Since June 2016, Mr. Byers has served as a board member of the Mutual Fund Directors Forum (“MFDF”), which is an independent, non-profit organization that serves independent directors of U.S. funds registered with the SEC under the Investment Company Act. The MFDF enhances the governance of registered investment companies by educating independent directors and providing them with a voice in key policy issues affecting these funds and their shareholders. Since 2014, Mr. Byers has been engaged periodically as an independent consultant to provide expert report and opinion in financial and investment related matters. Mr. Byers served as a Trustee for the College of William and Mary Graduate School of Business from 2002 to 2012. In addition, Mr. Byers was an investment executive with The Dreyfus Corporation (“Dreyfus”) from 2000 to 2006 and served as Vice Chairman, Executive Vice President, Chief Investment Officer, member of the Board of Directors and Executive Committee, and fund officer of 90 investment companies, responsible for investment performance of approximately $200 billion in assets under management. Prior to joining Dreyfus, he served as an Executive Vice President, Partner, Chief Financial Officer, Treasurer and member of the Board of Directors of Gruntal & Co., LLC, from 1998 to 1999. Mr. Byers served in executive positions at PaineWebber Group (PWG) from 1986 to 1997, and served in such capacities as chairman of the Investment Policy and Risk-Oversight Committee, Capital Markets Director of Risk and Credit Management, and was NASD registered as General Principal, Financial and Operations Principal and Branch Principal. Prior to PaineWebber, Mr. Byers was an executive at Citibank/Citicorp from 1979 to 1986. Mr. Byers received his M.B.A. in Finance from Roth Graduate School of Business, Long Island University and his B.A. in Economics from Long Island University. In December 2014, Mr. Byers was recognized by the National Association of Corporate Directors as a Board Leadership Fellow.

Sierra believes that Mr. Byers’ broad and extensive experience with a variety of financial, accounting, management, regulatory and operational issues through his board experience and experience in senior management positions support his appointment to the Sierra Board.

Executive Officers Who are not Directors

Richard T. Allorto, Jr.    Mr. Allorto has served as the Chief Financial Officer, Treasurer and Secretary of Sierra from April 2012 until November 2016 and was re-appointed to such positions in July 2018. Mr. Allorto has also served as the Chief Financial Officer and Secretary of MCC since its inception in 2011, and as Chief Financial Officer of MDLY since July 2010. Mr. Allorto is also responsible for the financial operations of the various private funds managed by MDLY. Prior to joining Medley, Mr. Allorto held various accounting and finance positions at GSC Group, Inc., a registered investment adviser, including most recently as Chief Financial Officer of a publicly traded business development company that was externally managed by GSC Group. Mr. Allorto was an Audit Supervisor at Arthur Andersen. Mr. Allorto received a B.S. in Accounting from Seton Hall University and is a licensed CPA.

Jeff Tonkel has served as President of Sierra since July 2013. Mr. Tonkel joined Medley in January 2011 and has served as President and as a member of the MDLY Board since its formation in June 2014. He has also served as a member of the MCC Board since February 2014 and as President of Sierra Total Return Fund since August 2016. Prior to joining Medley, Mr. Tonkel was a Managing Director with JP Morgan from January 2010 to November 2011, where he was Chief Financial Officer of a global financing and markets business. Prior to JP Morgan, Mr. Tonkel was a Managing Director, Principal Investments, with Friedman Billings Ramsey, where he focused on merchant banking and corporate development investments in diversified industrials, energy, real estate and specialty finance. Mr. Tonkel began his investment career with Summit Partners. Mr. Tonkel received a B.A. from Harvard University and an M.B.A. from Harvard Business School.

John D. Fredericks has served as the Chief Compliance Officer of Sierra since February 2014. Mr. Fredericks has also served as the Chief Compliance Officer of MCC since February 2014 and Sierra Total Return Fund since August 2016 and as General Counsel of Medley since June 2013. Prior to joining Medley, Mr. Fredericks was a partner with Winston & Strawn, LLP from February 2003 to May 2013, where he was a member of the firm’s restructuring and insolvency and corporate lending groups. Before joining Winston & Strawn, LLP, Mr. Fredericks was a partner with Murphy Sheneman Julian & Rogers from 2000 to 2003 and an associate at Murphy, Weir & Butler from 1993 to 2000. Mr. Fredericks was admitted to the California State Bar in 1993. Mr. Fredericks received a B.A. from the University of California Santa Cruz and a J.D. from University of San Francisco.

Dean Crowe has served as Sierra’s Chief Operating Officer since August 2015, a Senior Portfolio Manager of Sierra since April 2012, and as a Senior Managing Director of Medley since March 2011. Prior to joining Medley, Mr. Crowe was a Portfolio Manager with UBS O’Connor, the Alternative Investment subsidiary of UBS Asset Management, where he managed corporate credit investments and the O’Connor Credit Arbitrage Fund. Before joining UBS, Mr. Crowe held various positions at Merrill Lynch in New York, where he managed proprietary credit trading. Mr. Crowe began his career with Salomon Brothers in New York, where he traded and invested in privately placed corporate debt. Mr. Crowe received a BBA in Accounting from James Madison University.

Committees of the Board of Directors

The Sierra Board currently has three committees: an audit committee, a nominating and corporate governance committee, and a special committee.

Audit Committee.    The Audit Committee operates pursuant to a charter approved by the Sierra Board, a copy of which is available on Sierra’s website at www.sierraincomecorp.com. The Audit Committee charter sets forth the responsibilities of the Audit Committee. The primary function of the Audit Committee is to serve as an independent and objective party to assist the Sierra Board in fulfilling its responsibilities for overseeing and monitoring the quality and integrity of Sierra’s financial statements, the adequacy of its system of internal controls, the review of the independence, qualifications and performance of its registered public accounting firm, and the performance of its internal audit function. The Audit Committee’s responsibilities include selecting the independent registered public accounting firm for Sierra, reviewing with such independent registered public accounting firm the planning, scope and results of its audit of Sierra’s financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems and reviewing Sierra’s financial statements and periodic financial statements. The Audit Committee also establishes guidelines and makes recommendations to the Sierra Board regarding the valuation of Sierra’s investments. The Audit Committee is responsible for aiding the Sierra Board in determining the fair value of debt and equity securities that are not publicly traded or for which current market values are not readily available. The Sierra Board and the Audit Committee also utilize the services of nationally recognized third-party valuation firms to help determine the fair value of these securities. The Audit Committee is currently composed of Ms. Valerie Lancaster-Beal and Messrs. Stephen R. Byers and Oliver T. Kane. No member of the Audit Committee is an “interested person” as such term is defined in Section 2(a)(19) of the Investment Company Act, of SIC Advisors or Sierra, and each of the members meets the independence requirements of Rule 10A-3 of the Exchange Act. Mr. Byers serves as Chairman of the Audit Committee. The Sierra Board has determined that Mr. Byers is an “audit committee financial expert” as defined under Item 407 of Regulation S-K under the Exchange Act. Mr. Byers meets the current independence and experience requirements of Rule 10A-3 of the Exchange Act.

Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee is responsible for selecting, researching, and nominating directors for election by the Sierra Stockholders, selecting nominees to fill vacancies on the Sierra Board or a committee thereof, developing and recommending to the Sierra Board a set of corporate governance principles and overseeing the evaluation of the Sierra Board and its management. The Nominating and Corporate Governance Committee will consider Sierra Stockholders’ proposed nominations for directors and will evaluate such nominations in the same manner as it would evaluate its own nominations. The Nominating and Corporate Governance Committee will consider qualified nominees properly recommended by the Sierra Stockholders in accordance with the Sierra Charter, Sierra Bylaws and applicable law. When evaluating director-nominees, the Nominating and Corporate Governance Committee considers factors it deems appropriate in accordance with the Sierra Charter, including the overall business expertise of the candidate, the current composition of the Sierra Board, including the backgrounds and diversity of the existing directors, whether the composition of the Sierra Board will contain a majority of independent directors as determined under the Investment Company Act, the candidate’s character and integrity, whether the candidate possesses the ability to work well with others, conflicts of interest interfering with the proper performance of the responsibilities of a director, and whether the candidate would have sufficient time to devote to the affairs of Sierra, including consistent attendance at Sierra Board and committee meetings and advance review of materials and whether each candidate can be trusted to act in the best interests of Sierra and all of the Sierra Stockholders. The members of the Nominating and Corporate Governance Committee are Messrs. Stephen R. Byers and Oliver T. Kane and Ms. Valerie Lancaster-Beal. No member of the Nominating and Corporate Governance Committee is an “interested person,” as such term is defined in Section 2(a)(19) of the Investment Company Act, of SIC Advisors or Sierra. Valerie Lancaster-Beal serves as the Chair of the Nominating and Corporate Governance Committee.

Special Committee.    The Sierra Special Committee was granted the authority to, among other things, evaluate and review the terms and conditions of the Mergers or any alternative thereto and make a recommendation to the Sierra Board whether the Mergers or any alternative thereto is advisable and is fair to, and in the best interests of, Sierra and the Sierra Stockholders (or any subset of the Sierra Stockholders that the Sierra Special Committee determines to be appropriate) in connection with the Mergers. The Sierra Special Committee had the authority to select and retain, in its sole discretion, any advisers that they deemed appropriate, including their own independent financial and legal advisors. The current members of the Sierra Special Committee are Valerie Lancaster-Beal, Oliver T. Kane and Stephen R. Byers, all of whom are considered independent for purposes of the Investment Company Act. No member of the Sierra Special Committee is an “interested person,” as such term is defined in Section 2(a)(19) of the Investment Company Act, of SIC Advisors or Sierra. Stephen R. Byers serves as the Chair of the Sierra Special Committee.

Compensation of Directors

The following table sets forth compensation of Sierra’s directors, for the year ended December 31, 2018:

Name	Fees Earned or Paid in Cash(1)	All Other Compensation	Total
Interested Directors
Seth Taube	—	—	—
Brook Taube	—	—	—
Non-interested Directors
Valerie Lancaster-Beal	$299,500	—	$299,500
Stephen R. Byers	$309,500	—	$309,500
Oliver T. Kane	$359,500	—	$359,500

____________

(1)      For a discussion of the independent directors’ compensation, see below.

As compensation for serving on the Sierra Board, effective January 1, 2017, Sierra’s independent directors receive an annual retainer of $85,000 each, and further receive a fee of $3,000 ($1,000 for telephonic attendance) for each regularly scheduled board meeting attended, a fee of $2,500 ($1,000 for telephonic attendance) for each regularly scheduled Audit Committee meeting attended and a fee of $2,000 ($1,000 for telephonic attendance) for each special board meeting attended, as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. In addition, the Chair of the Audit Committee receives an annual retainer of $15,000, while the Chair of any other committee receives an annual retainer of $5,000. The Lead Independent Director will receive an annual retainer of $10,000. The independent directors are encouraged to participate actively in director education programs throughout the year and are reimbursed for reasonable expenses related to attending these programs. In addition, Sierra purchases directors’ and officers’ liability insurance on behalf of its directors and officers.

On January 26, 2018, the Board established the Sierra Special Committee, which is comprised solely of Sierra’s independent directors, for the purpose of assessing the merits of various proposed strategic transactions. On January 26, 2018, as compensation for serving on the Special Committee, the Sierra Board approved (i) a one-time retainer of $25,000, (ii) a monthly fee of $15,000 payable to the Chair of the Special Committee, (iii) a monthly fee of $10,000 payable to each of the other members of the Special Committee, and (iv) reimbursement for all out-of-pocket expenses incurred by the members of the Special Committee in connection with his services as a member of the Special Committee consistent with Sierra’s policies for reimbursement of members of the Sierra Board. On July 2, 2018, the Sierra Board approved an increase in (ii) the monthly fee payable to the Chair of the Special Committee from $15,000 to $20,000 and (ii) the monthly fee payable to each of the other members from $10,000 to $15,000.

Staffing

Sierra does not currently have any employees and does not expect to have any employees. Services necessary for Sierra’s business are provided by individuals who are employees of SIC Advisors and Medley, pursuant to the terms of the Sierra Investment Advisory Agreement and the Sierra Administration Agreement. Sierra’s day-to-day investment operations are managed by SIC Advisors. In addition, Sierra reimburses Medley Capital LLC for Sierra’s allocable portion of expenses incurred by it in performing its obligations under the Sierra Administration Agreement, including its allocable portion of the cost of its Chief Financial Officer and Chief Compliance Officer and their respective staffs.

Compensation of Executive Officers

None of Sierra’s officers receive direct compensation from Sierra. The compensation of Sierra’s Chief Financial Officer and Chief Compliance Officer and their respective staffs is paid by Medley Capital LLC, Sierra’s administrator under the terms of the Sierra Administration Agreement, subject to reimbursement by Sierra of an allocable portion of such compensation for services rendered by them to Sierra. To the extent that Medley Capital LLC outsources any of its functions, Sierra will pay the fees associated with such functions on a direct basis without profit to Medley Capital LLC.

Board Leadership Structure

Sierra’s business and affairs are managed under the direction of the Sierra Board. Among other things, the Sierra Board sets broad policies for Sierra and approves the appointment of its investment adviser, administrator and officers, reviews and monitors the services and activities performed by its investment adviser and executive officers and approves the engagement, and reviews performance of its independent public accounting firm. The role of the Sierra Board, and of any individual director, is one of oversight and not of management of Sierra’s day-to-day affairs.

Under the Sierra Bylaws, the Sierra Board may designate one of its directors as chair to preside over meetings of the Sierra Board and meetings of Sierra Stockholders and to perform such other duties as may be assigned to him or her by the Sierra Board. Sierra does not have a fixed policy as to whether the Chair of the Sierra Board should be an independent director and believes that it should maintain the flexibility to select the Chair and reorganize the leadership structure, from time to time, based on the criteria that is in the best interests of Sierra and Sierra Stockholders at such times.

Presently, Seth Taube serves as the Chairman of the Sierra Board. Seth Taube is an “interested person” of Sierra as defined in Section 2(a)(19) of the Investment Company Act by virtue of his role as Chief Executive Officer of SIC Advisors. Sierra believes that Mr. Taube’s history with Sierra, familiarity with its investment platform, and extensive knowledge of the financial services industry qualify him to serve as the Chairman of the Sierra Board. Sierra believes that it is best served through this existing leadership structure, as Mr. Taube’s relationship with SIC Advisors provides an effective bridge and encourages an open dialogue between management and the Sierra Board, ensuring that both groups act with a common purpose.

Stephen R. Byers serves as Lead Independent Director. The Lead Independent Director serves as a key point person for interaction between management and the independent directors. Sierra’s corporate governance policies include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of the Audit Committee, the Nominating and Corporate Governance Committee, and the Sierra Special Committee, each comprised solely of independent directors, and the appointment of a chief compliance officer, with whom the independent directors meet at least once a year without the presence of interested directors and other members of management, for administering Sierra’s compliance policies and procedures.

Sierra’s recognizes that different board leadership structures are appropriate for companies in different situations. Sierra re-examines its corporate governance policies on an ongoing basis to ensure that they continue to meet Sierra’s needs.

All of the independent directors play an active role on the Sierra Board. The independent directors compose a majority of the Sierra Board and are closely involved in all material deliberations related to Sierra. The Sierra Board believes that, with these practices, each independent director has an equal involvement in the actions and oversight role of the Sierra Board and equal accountability to Sierra and Sierra Stockholders. Sierra’s independent directors are expected to meet separately (i) as part of each regular board of directors meeting and (ii) with Sierra’s Chief Compliance Officer, as part of at least one board of directors meeting each year. In addition, Sierra’s independent directors are advised by independent counsel.

The Sierra Board believes that its leadership structure is the optimal structure for Sierra at this time. The Sierra Board, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise oversight of Sierra’s business and affairs.

Board Role in Risk Oversight

The Sierra Board oversees Sierra’s business and operations, including certain risk management functions. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). The Sierra Board implements its risk oversight function both as a whole and through its committees. In the course of providing oversight, the Sierra Board and its committees receive reports on Sierra’s and SIC Advisor’s activities, including reports regarding Sierra’s investment portfolio and financial accounting and reporting.

The Audit Committee and the Nominating and Corporate Governance Committee assist the Sierra Board in fulfilling its risk oversight responsibilities. The Audit Committee’s risk oversight responsibilities include overseeing Sierra’s accounting and financial reporting processes, Sierra’s systems of internal control over financial reporting, and audits of Sierra’s financial statements. The Nominating and Corporate Governance Committee’s risk oversight responsibilities include selecting, researching and nominating directors for election by Sierra Stockholders, developing and recommending to the Sierra Board a set of corporate governance principles and overseeing the evaluation of the Sierra Board and its management.

The Sierra Board also performs its risk oversight responsibilities with the assistance of Sierra’s Chief Compliance Officer. The Sierra Board receives a quarterly report from Sierra’s Chief Compliance Officer, who reports on Sierra’s compliance with the federal and state securities laws and its internal compliance policies and procedures as well as those of SIC Advisors, its administrator and its transfer agent. The Sierra Board also reviews annually a written report from the Chief Compliance Officer discussing, in detail, the adequacy and effectiveness of Sierra’s compliance policies and procedures and those of Sierra’s service providers. The Chief Compliance Officer’s annual report will address, at a minimum, (a) the operation of Sierra’s compliance policies and procedures and those of Sierra’s service providers since the last report; (b) any material changes to such policies and procedures since the last report; (c) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and (d) any compliance matter that has occurred since the date of the last report about which the Sierra Board would reasonably need to know to oversee Sierra’s compliance activities and risks. In addition, the Chief Compliance Officer will meet separately in executive session with the independent directors at least once each year.

The Audit Committee’s meetings with Sierra’s independent public accounting firm also contribute to its oversight of certain internal control risks. In addition, the Sierra Board meets periodically with SIC Advisors to receive reports regarding Sierra’s operations, including reports on certain investment and operational risks, and Sierra’s independent directors are encouraged to communicate directly with senior members of Sierra’s management.

The Sierra Board believes that this role in risk oversight is effective and appropriate given the extensive regulation to which Sierra is already subject as a BDC. As a BDC, Sierra is required to comply with certain regulatory requirements that control the levels of risk in Sierra’s business and operations. For example, Sierra’s ability to incur indebtedness is limited such that its asset coverage must equal at least 200% (or 150% if certain requirements under the Investment Company Act are met) immediately after each time it incurs indebtedness, Sierra generally has to invest at least 70% of its total assets in “qualifying assets,” and Sierra is not generally permitted to invest in any portfolio company in which one of its affiliates currently has an investment. Sierra believes that it has robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect Sierra can be identified or eliminated and some risks are beyond the control of Sierra, SIC Advisors and Sierra’s other service providers.

Sierra recognizes that different board roles in risk oversight are appropriate for companies in different situations. Sierra re-examines the manners in which the Sierra Board administers its oversight function on an ongoing basis to ensure that it continues to meet Sierra’s needs.

Portfolio Management

The management of Sierra’s investment portfolio is the responsibility of SIC Advisors and its investment committee, which is comprised of a minimum of three members, including senior members of Medley as well as members of SIC Advisors’ investment team. Approval of an investment requires a majority vote of Sierra Advisors’ investment committee, although unanimous agreement is sought. The members of SIC Advisors’ investment committee are not employed by Sierra, and receive no compensation from Sierra in connection with their portfolio management activities.

Investment Personnel

As of June 30, 2019, SIC Advisors, through Medley, is currently staffed with 62 employees, including the investment personnel noted above. In addition, SIC Advisors may retain additional investment personnel in the future based upon its needs.

The table below shows the dollar range of shares of Sierra Common Stock beneficially owned by each portfolio manager as of the date of this prospectus:

Name of Portfolio Manager	Dollar Range of Equity Securities in Sierra(1)(2)
Dean Crowe	None
Brian Dohmen	None
Howard Liao	None
Brook Taube(3)	over $1,000,000

____________

(1)      Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.

(2)      The dollar range of equity securities beneficially owned by Sierra’s portfolio managers is based on an assumed offering price of $10.00 per share.

(3)      Reflects the pecuniary interest of the named person in the shares of Sierra Common Stock as a result of their control of Medley LLC and SIC Advisors.

Biographical Information

The following is information concerning the business experience of Sierra’s portfolio managers who are not executive officers or directors.

Brian Dohmen is a Senior Managing Director of Medley and Head of Origination. Prior to joining Medley, Mr. Dohmen managed business development for Newport Realty, LLC from 2009 until 2011 and was a Managing Director at Freeport Financial, a specialty finance company focused on financing leveraged buyouts for private equity sponsors from 2006 until 2009. Mr. Dohmen had worked at Heller Financial and GE Capital from 2000 until 2006. Mr. Dohmen has served on the board of directors, either as a representative or observer of the following companies: Home Market Foods, RCS Management, Harrison Gypsum, AUL Corporation, Westport Axle, Accupac, Be Green Packaging, Dream Finders Homes, Merchant Cash and Capital, and Sendero Drilling. Mr. Dohmen started his career with LaSalle National Bank from 1997 until 2000. Mr. Dohmen received a BBA in Finance and Risk Management from the University of Wisconsin — Madison.

Howard Liao is a Managing Director of Medley and Head of Corporate Credit. Mr. Liao has over 15 years of leveraged finance, direct lending and private equity experience originating, structuring and investing in a variety of credit-oriented alternative investments. Prior to joining Medley, Mr. Liao held several positions at Lehman Brothers. He was a member of Lehman’s Leveraged Finance Group from 2004 until 2007, a founding principal of Lehman’s Mezzanine Fund from 2007 until 2009 and, most recently, a Managing Director in Lehman’s Private Principal Investments Group managing private and syndicated debt and private equity investments for the Lehman estate from 2009 until 2014. Mr. Liao has served on the board of directors, either as a representative or observer, of the following companies: Varel International, Castex Energy, DHS Drilling Company, Universal Pegasus, Invicta Financial, Greenbrier Minerals and Energy Maintenance Services. Mr. Liao received a BSBA from Georgetown University and an MBA from UCLA Anderson School of Management.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF SIERRA

Sierra has entered into the Sierra Investment Advisory Agreement with SIC Advisors, in which Sierra’s senior management has ownership and financial interests. Members of Sierra’s senior management also serve as principals of other investment advisers affiliated with SIC Advisors that do and may in the future manage investment funds, accounts or other investment vehicles with investment objectives similar to ours. Sierra’s senior management team holds equity interests in SIC Advisors.

In addition, Sierra’s executive officers and directors and the members of SIC Advisors and members of the Investment Committee serve or may serve as officers, directors or principals of entities that operate in the same, or related, line of business as Sierra does or of investment funds, accounts or other investment vehicles managed by Sierra’s affiliates. These investment funds, accounts or other investment vehicles may have investment objectives similar to Sierra’s investment objective. For example, affiliates of SIC Advisors currently manages private funds and managed accounts that are seeking new capital commitments and will pursue an investment strategy similar to Sierra’s strategy. Sierra may compete with entities managed by SIC Advisors and its affiliates for capital and investment opportunities. As a result, Sierra may not be given the opportunity to participate in certain investments made by investment funds, accounts or other investment vehicles managed by SIC Advisors or its affiliates or by members of the Investment Committee. However, in order to fulfill its fiduciary duties to each of its clients, SIC Advisors intends to allocate investment opportunities on an alternating basis in a manner that is fair and equitable over time and is consistent with SIC Advisors’ allocation policy, investment objectives and strategies so that Sierra is not disadvantaged in relation to any other client. SIC Advisors has agreed with the Sierra Board that allocations among Sierra and other investment funds affiliated with SIC Advisors will be made based on capital available for investment in the asset class being allocated. In addition, Sierra believes that SIC Advisors and its affiliates have sufficient professionals to fully discharge their responsibilities to the affiliates of SIC Advisors and to Sierra in accordance with SIC Advisors’ fiduciary duty to Sierra. Sierra expects that its available capital for investments will be determined based on the amount of cash on-hand, existing commitments and reserves, if any, and the targeted leverage level and targeted asset mix and diversification requirements and other investment policies and restrictions set by the Sierra Board or as imposed by applicable laws, rules, regulations or interpretations.

Co-Investment Opportunities

The Investment Company Act generally prohibits Sierra from making certain negotiated co-investments with certain affiliates unless Sierra receives an exemptive order from the SEC permitting it to do so. On November 25, 2013, Sierra received an exemptive order from the SEC that permits it to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley LLC or an investment adviser controlled by Medley LLC in a manner consistent with Sierra’s investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors (the “Prior Exemptive Order”). On March 29, 2017, Sierra, SIC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the “Exemptive Order”) for a co-investment order that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with Sierra that would otherwise be prohibited under Section 17(d) and 57(a) (4) and Rule 17d-1. On October 4, 2017, Sierra, SIC Advisors and certain of Sierra’s affiliates received an exemptive order that supersedes the Exemptive Order (the “Current Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with Sierra that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Investment Company Act. The terms of the Current Exemptive Order are otherwise substantially similar to the Exemptive Order. Co-investment under the Current Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the Sierra Board determines that it would be in Sierra’s best interest to participate in the transaction. However, neither Sierra nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to Sierra or them. If the Mergers are consummated or if only the MDLY Merger is consummated, the Combined Company or the Sierra/MDLY Company, as applicable, and certain of its affiliates will not be able to rely on the Current Exemptive Order. In this regard, Sierra and certain of its affiliates have submitted an exemptive application to the SEC that requests an exemptive order that would supersede the Current Exemptive Order and would permit the Combined Company or the Sierra/MDLY Company, as applicable, to participate in negotiated co-investment transactions with certain affiliates. For more information, see “Information about the Combined Company” — Operational Plans of the Combined Company — Co-Investments” and “Information about the Sierra/MDLY Company — Operational Plans of the Sierra/MDLY Company — Co-Investments.”

Sierra may, nonetheless, invest alongside its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, Sierra may invest alongside such other clients’ accounts consistent with guidance promulgated by the SEC staff permitting it and such other clients’ accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that no investment adviser, acting on Sierra’s behalf or on behalf of other clients, negotiates any term other than price. Sierra may also invest alongside such affiliates as otherwise permissible under regulatory guidance, applicable regulations and SIC Advisors’ allocation policies.

Policies and Procedures for Managing Conflicts

SIC Advisors and its affiliates have policies and procedures in place designed to manage the conflicts of interest between SIC Advisors’ fiduciary obligations to Sierra and its similar obligations to other clients. Such policies and procedures are designed to ensure that investment opportunities that are not subject to the Current Exemptive Order are allocated on an alternating basis that is fair and equitable among Sierra and their other clients. An investment opportunity that is suitable for multiple clients of Medley and its affiliates may not be capable of being shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the Investment Company Act. There can be no assurance that Medley’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to Sierra. Not all conflicts of interest can be expected to be resolved in Sierra’s favor.

Members of SIC Advisors’ investment management team, which is provided for by Medley, have managed and will continue to manage investment vehicles with similar or overlapping investment strategies. In order to address these issues, Medley has put in place an investment allocation policy that addresses the co-investment restrictions set forth under the Investment Company Act and seeks to ensure the equitable allocation of investment opportunities when Sierra is able to co-invest with other accounts managed by Medley and affiliated advisers. In the case of a transaction that is not subject to the Current Exemptive Order, SIC Advisors will apply Medley’s investment allocation policy. When Sierra engages in co-investments that are permitted without exemptive relief, it will do so in a manner consistent with Medley’s allocation policy. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and investment objectives, among other things, will be offered to Sierra and similar eligible accounts, as periodically determined by Medley. The allocation policy further provides that allocations among Sierra and other accounts will generally be made pro rata based on each account’s capital available for investment, as determined, in Sierra’s case, by SIC Advisors. It is Sierra’s policy to base its determinations as to the amount of capital available for investment on such factors as: the amount of cash on-hand, existing commitments and reserves, if any, the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by the Sierra Board or imposed by applicable laws, rules, regulations or interpretations. Sierra expects that these determinations will be made similarly for other accounts. In situations where co-investment with other funds managed by SIC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, SIC Advisors will need to decide whether Sierra or such other fund or funds will proceed with the investment. SIC Advisors will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on an alternating basis that will be fair and equitable over time.

Material Nonpublic Information

Sierra’s senior management, members of SIC Advisors’ investment committee and other investment professionals from SIC Advisors may serve as directors of, or in a similar capacity with, companies in which Sierra invests or in which it is considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict Sierra’s ability to buy or sell the securities of such company under the policies of the company or applicable law.

Investment Advisory Agreement

Sierra has entered into the Sierra Investment Advisory Agreement with SIC Advisors and pays SIC Advisors a management fee and incentive fee. The incentive fee is computed and paid on income that Sierra may not have yet received in cash. This fee structure may create an incentive for SIC Advisors to invest in certain types of securities that may have a high degree of risk. Additionally, Sierra relies on investment professionals from SIC Advisors to assist the Sierra Board with the valuation of Sierra’s portfolio investments. SIC Advisors’ management fee and incentive fee are based on the value of Sierra’s investments and there may be a conflict of interest when personnel of SIC Advisors are involved in the valuation process for Sierra’s portfolio investments. In addition, the dealer manager has a right to receive a fixed percentage of the profits generated by SIC Advisors, but otherwise has no equity interest in, or control of, SIC Advisors.

License Agreement

Sierra has entered into a license agreement with SIC Advisors under which SIC Advisors has granted Sierra a non-exclusive, royalty-free license to use the name “Sierra” for specified purposes in Sierra’s business. Under this agreement, Sierra will have a right to use the “Sierra” name, subject to certain conditions, for so long as SIC Advisors or one of its affiliates remains Sierra’s investment adviser. Other than with respect to this limited license, Sierra has no legal right to the “Sierra” name.

Appraisal and Compensation

The Sierra Charter generally provides that, except as may be provided by the Sierra Board in setting the terms of any class or series of preffered stock and except as contemplated by the MGCL, no stockholder of Sierra shall be entitled to exercise appraisal rights in connection with any transaction. Notwithstanding the foregoing, the Sierra Charter also provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving Sierra and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all Sierra’s assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of Sierra’s assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of Sierra Stockholders. A summary of such appraisal shall be included in a report to Sierra Stockholders in connection with a proposed roll-up. All Sierra Stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of Sierra’s net assets. If Sierra Charter Amendment Proposal A(viii) is approved, these protections regarding roll-up transactions will be eliminated.

Restrictions on Transactions with SIC Advisors

Sierra will not purchase or lease assets in which SIC Advisors or its affiliates have an interest unless (i) it discloses the terms of the transaction to Sierra Stockholders, the terms are fair to Sierra and at a price that does not to exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the Investment Company Act or an exemptive order under the Investment Company Act issued to Sierra by the SEC. SIC Advisors will not acquire assets from Sierra unless approved by Sierra Stockholders and, to the extent required, by the SEC. Sierra will not make any loans or other financing to SIC Advisors. SIC Advisors is prohibited from commingling Sierra’s funds with the funds of any other entity or person for which it provides investment advisory or other services. Sierra is permitted to invest in general partnerships and joint ventures with affiliates of SIC Advisors and non-affiliates provided certain conditions are met.

Expense Support Agreement

From June 29, 2012 through December 31, 2016, Sierra was party to an Expense Support and Reimbursement Agreement with SIC Advisors (the “Expense Support Agreement”). During the term of the Expense Support Agreement, SIC Advisors reimbursed Sierra for operating expenses in an amount equal to the difference between Sierra’s distributions paid to Sierra Stockholders in each month, less the sum of Sierra’s net investment income, net realized capital gains and dividends paid to Sierra from its portfolio companies, not included in net income and net realized capital gains, during such period (“Expense Support Reimbursement”). To the extent that no dividends or other distributions were paid to Sierra Stockholders in any given month, then the Expense Support Reimbursement for such month was equal to such amount necessary in order for available operating funds for the month to equal zero. From April 1, 2016 until the expiration of the Expense Support Agreement on December 31, 2016, SIC Advisors made expense support payments on a discretionary basis by making an election on the last day of each month to fund an expense support payment in an amount equal to the difference between Sierra’s distributions paid to Sierra Stockholders during such month less the sum of Sierra’s net investment income, net realized capital gains and dividends paid to Sierra from its portfolio companies, not included in net income and net realized capital gains during such period.

The purpose of the Expense Support Agreement was to cover distributions to Sierra Stockholders so as to ensure that the distributions did not constitute a return of capital for GAAP purposes and to reduce operating expenses until Sierra had raised sufficient capital to be able to absorb such expenses. The Expense Support Agreement expired on December 31, 2016.

Pursuant to the Expense Support Agreement, Sierra will reimburse SIC Advisors for expense support payments it previously made following any calendar quarter for which it received net investment income, net realized capital gains and dividends from its portfolio companies (not included in net income and net realized capital gains) in excess of the distributions paid to Sierra Stockholders during such calendar quarter (the “Excess Operating Funds”). Any such reimbursement will be made within three years of the date that the expense support payment obligation was incurred by SIC Advisors, subject to the conditions described below. The amount of the reimbursement during any calendar quarter will equal the lesser of (i) the Excess Operating Funds received during the quarter and (ii) the aggregate amount of all expense payments made by SIC Advisors that have not yet been reimbursed. In addition, Sierra will only make reimbursement payments to the extent its current annualized “operating expense ratio” is equal to or less than its operating expense ratio for the quarter during which the corresponding expense obligation was incurred and to the extent the annualized rate of its regular cash dividends to Sierra Stockholders for the month is equal to or greater than the annualized rate of Sierra’s regular cash distributions to Sierra Stockholders for the month during which the corresponding expense payment was incurred.

The following table provides information regarding liabilities incurred by SIC Advisors pursuant to the Expense Support Agreement as well as other information relating to Sierra’s ability to reimburse SIC Advisors for such payments:

Quarter Ended	Amount of Expense Payment Obligation	Amount Repaid to SIC Advisors	Operating Expense Ratio(1)	Annualized Distribution Rate(2)	Eligible to be Repaid Through
June 30, 2012	$454,874	$454,874	6.13%	8.00%	June 30, 2015
September 30, 2012	437,303	437,303	4.05%	8.00%	September 30, 2015
December 31, 2012	573,733	573,733	3.91%	8.00%	December 31, 2015
March 31, 2013	685,404	685,404	1.71%	8.00%	March 31, 2016
June 30, 2013	732,425	732,425	1.00%	7.84%	June 30, 2016
September 30, 2013(3)	1,262,848	1,078,500	0.83%	7.84%	September 30, 2016
December 31, 2013(3)	1,258,575	—	0.45%	7.84%	December 31, 2016
March 31, 2014(3)	1,177,686	135,784	0.45%	7.80%	March 31, 2017
June 30, 2014(3)	2,143,066	—	0.38%	7.80%	June 30, 2017
September 30, 2014(3)	1,717,593	123,025	0.38%	7.77%	September 30, 2017
December 31, 2014(3)	1,585,471	—	0.47%	8.00%	December 31, 2017
March 31, 2015(3)	1,993,518	—	0.43%	8.00%	March 31, 2018
June 30, 2015(3)	2,148,462	—	0.31%	8.00%	June 30, 2018
September 30, 2015(3)	627,752	—	0.32%	8.25%	September 30, 2018
December 31, 2015(3)	3,974,895	—	0.40%	8.65%	December 31, 2018
March 31, 2016(3)	5,204,896	—	0.37%	8.89%	March 31, 2019
June 30, 2016(3)	5,634,390	—	0.29%	8.89%	June 30, 2019
September 30, 2016	5,389,627	—	0.45%	8.84%	September 30, 2019

____________

(1)      “Operating Expense Ratio” is as of the date the expense support payment obligation was incurred by SIC Advisors and includes all expenses borne by Sierra, except for organizational and offering expenses, base management and incentive fees owed to SIC Advisors, and interest expense, as a percentage of net assets.

(2)      “Annualized Distribution Rate” equals the annualized rate of distributions paid to Sierra Stockholders based on the amount of the regular cash distribution paid immediately prior to the date the expense support payment obligation was incurred by SIC Advisors. “Annualized Distribution Rate” does not include special cash or stock distributions paid to Sierra Stockholders.

(3)      The unreimbursed part of the expense payment obligation has expired.

The potential reimbursement obligations set forth above will survive the Mergers. However, Sierra does not expect that the triggers that would require reimbursement under the expense support agreement will be met with respect to the amounts identified in the table as currently outstanding. Therefore, Sierra expects that the potential reimbursement obligations will remain unpaid and will expire on September 30, 2019. Notwithstanding Sierra’s expectations, if the triggers requiring reimbursement of such amounts are satisfied and the Combined Company is obligated to make a reimbursement payment to SIC Advisors pursuant to the expense support agreement, the economic effect of such payment would simply be the Combined Company making a payment to its wholly owned subsidiary. However, notwithstanding all of the foregoing, SIC Advisors has agreed to waive the right to be reimbursed for any amounts outstanding under the expense support agreement.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SIERRA COMMON STOCK

The following table sets forth information with respect to the expected beneficial ownership of Sierra Common Stock as of November 5, 2019 by:

•        each person known to Sierra to be expected to beneficially own more than 5% of the outstanding shares of Sierra Common Stock;

•        each of Sierra directors and each executive officers; and

•        all of Sierra directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no Sierra Common Stock subject to options that are currently exercisable or exercisable within 60 days of this Amended Joint Proxy Statement/Prospectus. Percentage of beneficial ownership is based on 101,684,282 shares of Sierra Common Stock outstanding as of November 5, 2019.

Name	Shares Beneficially Owned		Percentage of Common Stock Outstanding
Control Person:
SIC Advisors(1)	1,108,144.04		1.1%
Directors and Executive Officers:(2)
Seth Taube	1,108,144.04	(3)	1.1%
Brook Taube	1,108,144.04	(3)	1.1%
Valerie Lancaster-Beal	—		—
Stephen R. Byers	—		—
Oliver T. Kane	—		—
Richard T. Allorto, Jr.	—		—
Jeff Tonkel	—		—
John D. Fredericks	—		—
Dean C. Crowe	—		—
All officers and directors as a group (9 persons)	1,108,144.04		1.1%

____________

(1)      The address of SIC Advisors, a Delaware limited liability company that manages Sierra’s investment activities, as supervised by the Sierra Board, pursuant to the Sierra Investment Advisory Agreement, is 280 Park Ave., 6th Floor East, New York, NY 10017.

(2)      The address for all officers and directors is c/o Medley LLC, 280 Park Ave., 6th Floor East, New York, NY 10017

(3)      The record holder of these shares of Sierra Common Stock is SIC Advisors. Brook Taube and Seth Taube indirectly control SIC Advisors and, as a result, may be deemed to be the beneficial owner of the shares of Sierra Common Stock held by SIC Advisors.

The following table sets forth, as of the date of the satisfaction of the minimum offering requirement, the dollar range of Sierra’s equity securities that is expected to be beneficially owned by each of Sierra’s directors.

Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Directors:
Seth Taube(4)	Over $100,000
Brook Taube(4)	Over $100,000
Non-interested Directors:
Valerie Lancaster-Beal	None
Stephen R. Byers	None
Oliver T. Kane	None

____________

(1)      Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)      The dollar range of equities securities expected to be beneficially owned by Sierra’s directors is based on an assumed offering price of $10.00 per share.

(3)      The dollar ranges are: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.

(4)      Reflects the pecuniary interest of the individual in the shares of Sierra Common Stock held by Medley LLC and SIC Advisors.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS OF SIERRA

Sierra is subject to financial market risks, including changes in interest rates. As of June 30, 2019, 93.0% of Sierra’s portfolio investments (based on fair value) paid floating interest rates, while 7.0% paid fixed interest rates and 10.6% were non-income producing investments while 89.4% were income producing investments. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to any variable rate investments Sierra holds and to declines in the value of any fixed rate investments it holds. In addition, a rise in interest rates may increase the likelihood that a portfolio company defaults on a loan. However, many of Sierra’s variable rate investments provide for an interest rate floor, which may prevent Sierra’s interest income from increasing until benchmark interest rates increase beyond a threshold amount. To the extent that a substantial portion of Sierra’s investments may be in variable rate investments, an increase in interest rates beyond this threshold would make it easier for Sierra to meet or exceed the hurdle rate applicable to the subordinated incentive fee on income under the Sierra Investment Advisory Agreement it has entered into with SIC Advisors, and may result in a substantial increase in its net investment income and to the amount of incentive fees payable to SIC Advisors with respect to Sierra’s increased pre-incentive fee net investment income.

Under the terms of the TRS between Arbor and Citibank, Arbor will pay fees to Citibank at a floating rate based on LIBOR in exchange for the right to receive the economic benefit of a portfolio of assets having a maximum notional amount of $180 million. Sierra’s interest expense will also be affected by changes in the published LIBOR rate in connection with its credit facilities. Sierra expects any future credit facilities, total return swap agreements or other financing arrangements that it or any of its subsidiaries may enter into will also be based on a floating interest rate. As a result, Sierra is subject to risks relating to changes in market interest rates. In periods of rising interest rates, when Sierra or its subsidiaries have debt outstanding or financing arrangements in effect, Sierra’s cost of funds would increase, which could reduce its net investment income, especially to the extent it holds fixed rate investments.

In addition, any investments Sierra makes that are denominated in a foreign currency will be subject to risks associated with changes in currency exchange rates. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved.

Based on Sierra’s Consolidated Statement of Assets and Liabilities as of June 30, 2019, the following table shows the approximate annual impact on the change in net interest income of hypothetical base rate changes in interest rates, assuming no changes in Sierra’s investment portfolio and capital structure:

	Change in
Basis point increase/(decrease)	Interest Income(1)	Interest Expense	Net Interest Income
300	$19,305,160	$9,843,000	$9,462,160
200	12,870,106	6,562,000	6,308,106
100	6,435,053	3,281,000	3,154,053
(100)	(6,435,053)	(3,281,000)	(3,154,053)
(200)	(8,757,358)	(6,562,000)	(2,195,358)
(300)	(8,757,358)	(7,867,838)	(889,520)

____________

(1)      Assumes no defaults or prepayments by portfolio companies over the next twelve months.

Sierra expects that its long-term investments will be financed primarily with equity and debt. If deemed prudent, Sierra may use interest rate risk management techniques in an effort to minimize its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the Investment Company Act. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on Sierra’s business, financial condition and results of operations. During the three months ended June 30, 2019, Sierra did not engage in interest rate hedging activities.

In addition, Sierra may have risk regarding portfolio valuation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sierra — Critical Accounting Policies — Valuation of Investments” and “Risk Factors — Risks Relating to Sierra.”

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON SIERRA ACCOUNTING AND FINANCIAL DISCLOSURE

None.

BUSINESS OF MCC

MCC is a non-diversified closed-end management investment company incorporated in Delaware that has elected to be regulated as a BDC under the Investment Company Act. MCC completed its IPO and commenced operations on January 20, 2011. MCC has elected, and intends to qualify annually, to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. MCC is externally managed and advised by its investment adviser, MCC Advisors, pursuant to the MCC Investment Management Agreement.

MCC’s investment objective is to generate current income and capital appreciation by lending directly to privately held middle market companies, primarily through directly originated transactions to help these companies expand their business, refinance and make acquisitions. MCC’s investment portfolio generally consists of senior secured first lien term loans and senior secured second lien term loans. In connection with some of its investments, MCC receives warrants or other equity participation features which it believes will increase the total investment returns.

MCC believes the middle-market private debt market is undergoing structural shifts that are creating significant opportunities for non-bank lenders and investors. The underlying drivers of these structural changes include: reduced participation by banks in the private debt markets, particularly within the middle-market, and demand for private debt created by committed and uninvested private equity capital. MCC focuses on taking advantage of this structural shift by lending directly to companies that are underserved by the traditional banking system and generally seek to avoid broadly marketed investment opportunities. MCC sources investment opportunities primarily through direct relationships with financial sponsors, as well as financial intermediaries such as investment banks and commercial banks. As a leading provider of private debt, Medley is often sought out as a preferred financing partner.

On January 23, 2018, MCC entered into a deed of trust (including the schedules thereto, the “Deed”), between MCC and Mishmeret Trust Company, Ltd. as trustee (the “Trustee”), in connection with a public offering in Israel of $121.1 million of the 2024 Notes. The 2024 Notes will mature on February 27, 2024 and the principal will be payable in four annual installments, of which 25% will be payable on each February 27 for the years 2021 through 2024. The 2024 Notes are listed on the TASE and denominated in New Israeli Shekels, but linked to the US Dollar at a fixed exchange rate which mitigates any currency exposure to MCC. The 2024 Notes have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration under the Securities Act or in transactions exempt from, or not subject to, such registration requirements. In connection with this offering, MCC has dual listed MCC Common Stock on TASE. On June 5, 2018, MCC announced that, on June 1, 2018, the MCC Board authorized MCC to repurchase and retire up to $20 million of the 2024 Notes on TASE. Execution of the repurchase plan is subject to an open trading window for MCC and continued liquidity at that time and is expected to continue until the full authorized amount is purchased or market conditions change. The repurchase of the 2024 Notes is not expected to result in any material tax consequence to MCC or the holders of the 2024 Notes. On August 12, 2019, MCC and its wholly owned subsidiaries, Medley Small Business Fund, LP (formerly known as Medley SBIC, LP) (“Medley Small Business Fund”) and Medley SLF Funding I LLC (“Medley SLF”), on the one hand, and the Trustee, on the other hand, entered into an amendment to the Deed (the “Amendment”).

MCC’s Adviser

MCC’s investment activities are managed by its investment adviser, MCC Advisors, which is an investment adviser registered under the Advisers Act. MCC Advisors is an affiliate of Medley and is based in New York. MCC Advisors’ investment team, which is provided for by MCC Advisors, is responsible for sourcing investment opportunities, conducting industry research, performing diligence on potential investments, structuring MCC’s investments and monitoring its portfolio companies on an ongoing basis. MCC Advisors’ investment team draws on its expertise in lending to predominantly privately held borrowers in a range of sectors, including industrials, and transportation, energy and natural resources, financials and real estate. In addition, MCC Advisors seeks to diversify MCC’s portfolio of loans by company type, asset type, transaction size, industry and geography.

MCC Advisors’ investment team has on average over 20 years of experience in the credit business, including originating, underwriting, principal investing and loan structuring. As of June 30, 2019, MCC Advisors, through MCC, has access to 62 employees, including investment, origination and credit management professionals, and operations, marketing and distribution professionals, each with extensive experience in their respective disciplines. MCC believes that MCC Advisors’ disciplined and consistent approach to origination, portfolio construction and risk management should allow it to achieve compelling risk- adjusted returns for MCC.

MCC Advisors also serves as MCC’s administrator and provides it with office space, equipment and other office services. The responsibilities of MCC’s administrator include overseeing its financial records, preparing reports to MCC Stockholders and reports filed with the SEC and generally monitoring the payment of MCC’s expenses and the performance of administrative and professional services rendered to MCC by others.

As a BDC, MCC is required to comply with regulatory requirements, including limitations on MCC’s use of debt. MCC is permitted to, and expected to continue to, finance its investments through borrowings. However, as a BDC, MCC is only generally allowed to borrow amounts such that its asset coverage, as defined in the Investment Company Act, equals at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) after such borrowing. The amount of leverage that MCC employs will depend on its assessment of market conditions and other factors at the time of any proposed borrowing. As of June 30, 2019, MCC’s asset coverage is 191% after giving effect to leverage and, as a result, may not employ further leverage until MCC’s asset coverage is at least 200% after giving effect to such leverage.

Opportunities for co-investments may arise when MCC Advisors or an affiliated investment adviser becomes aware of investment opportunities that may be appropriate for MCC and other clients or affiliated funds. MCC obtained an exemptive order from the SEC on November 25, 2013 (the ‘‘Prior Exemptive Order’’). On March 29, 2017, MCC, MCC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the ‘‘Exemptive Order’’) that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with MCC that would otherwise have been prohibited under Section 17(d) and 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder. On October 4, 2017, MCC, MCC Advisors and certain MCC affiliates received an exemptive order that supersedes the Exemptive Order (the ‘‘Current Exemptive Order’’) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with MCC that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Investment Company Act. The terms of the Current Exemptive Order are otherwise substantially similar to the Exemptive Order. Co-investment under the Current Exemptive Order is subject to certain conditions, including the condition that, in the case of each co-investment transaction, the MCC Board determines that it would be in MCC’s best interest to participate in the transaction. However, neither MCC nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to MCC or to them.

In situations where co-investment with other funds managed by MCC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between MCC’s interests and those of other MCC Advisors clients, MCC Advisors will need to decide which client will proceed with the investment. MCC Advisors will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on an alternating basis that will be fair and equitable over time. Moreover, except in certain circumstances, MCC will be unable to invest in any issuer in which a fund managed by MCC Advisors or its affiliates has previously invested. Similar restrictions limit MCC’s ability to transact business with MCC’s officers or directors or their affiliates.

On March 26, 2013, SBIC Subsidiary received a SBIC license from the SBA. The SBIC license allowed SBIC Subsidiary to obtain leverage by issuing SBA-guaranteed debentures (“SBA Debentures”), subject to the issuance of a capital commitment by the SBA and other customary procedures. SBA Debentures were non-recourse, interest only debentures with interest payable semi-annually and had a ten year maturity. The principal amount of SBA Debentures were not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA Debentures were fixed on a semi-annual basis at a market-driven spread over U.S. Treasury Notes with 10-year maturities. The SBA, as a creditor, had a superior claim to the SBIC Subsidiary’s assets over our stockholders in the event we liquidated the SBIC Subsidiary or the SBA exercised its remedies under the SBA Debentures issued by the SBIC Subsidiary upon an event of default.

On September 1, 2018, MCC repaid $15.0 million in aggregate principal amount of the SBA Debentures. The repayment was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.2 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt. SBIC Subsidiary received a letter from the SBA (the “SBA Letter”), dated March 14, 2019, informing SBIC Subsidiary of certain alleged regulatory issues constituting a default under the terms of the SBIC Subsidiary’s outstanding SBA Debentures. The SBA Letter stated that SBIC Subsidiary had until March 29, 2019, fifteen (15) days from the date of the SBA Letter, to provide the SBA with certain additional information regarding the alleged regulatory issues, unless extended by the SBA. SBIC Subsidiary’s management submitted an orderly wind-down plan to the SBA to prepay the remaining $135.0 million of outstanding SBA Debentures using available cash at SBIC Subsidiary as well as the sale of assets to third parties or affiliates of SBIC Subsidiary. On March 28, 2019, SBIC Subsidiary agreed and made a repayment of $50.0 million of outstanding SBA Debentures by April 3, 2019 using available cash at SBIC Subsidiary and the cure period was extended to April 19, 2019. On April 18, 2019, SBIC Subsidiary agreed and made a repayment of $20.0 million of outstanding SBA Debentures on April 23, 2019 and an additional $30.0 million of outstanding SBA Debentures on April 30, 2019 using proceeds from the sale of certain assets and the cure period was extended to May 10, 2019. On May 10, 2019, SBIC Subsidiary made the final repayment of the remaining $35.0 million of outstanding SBA Debentures using proceeds from the sale of certain assets. In connection therewith, effective July 1, 2019, SBIC Subsidiary surrendered its SBIC license and operates as Medley Small Business Fund. MCC believes the wind-down plan of SBIC Subsidiary will not have a material impact on MCC’s net investment income per share. In addition, MCC believes the wind-down will not have an adverse impact on MCC’s other operations. MCC has received the necessary consents and waivers under the MCC Merger Agreement to permit the repayment of the outstanding SBA Debentures.

On January 23, 2018, MCC entered into the Deed, between MCC and the Trustee, in connection with a public offering in Israel of $121.1 million of the 2024 Notes. The 2024 Notes are listed on the TASE and denominated in New Israeli Shekels, but linked to the US Dollar at a fixed exchange rate which mitigates any currency exposure to MCC. The 2024 Notes have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration under the Securities Act or in transactions exempt from, or not subject to, such registration requirements. In connection with this offering, MCC has dual listed MCC Common Stock on TASE. On June 5, 2018, MCC announced that, on June 1, 2018, the MCC Board authorized MCC to repurchase and retire up to $20 million of the 2024 Notes on TASE. Execution of the repurchase plan is subject to an open trading window for MCC and continued liquidity at that time and is expected to continue until the full authorized amount is purchased or market conditions change. The repurchase of the 2024 Notes is not expected to result in any material tax consequences to MCC or the holders of the 2024 Notes.

On August 12, 2019, MCC and its wholly owned subsidiaries, Medley Small Business Fund and Medley SLF, on the one hand, and the Trustee, on the other hand, entered into the Amendment. The Amendment amends the Deed by, among other things: (a) modifying Section 2.2 of the Deed to provide for full repayment of the 2024 Notes in eight (8) equal installments, each comprising twelve and one-half percent (12.5%) of the principal amount of the 2024 Notes, beginning on August 12, 2019 (the “Effective Date”) and ending on January 31, 2021, rather than four (4) equal annual installments, each comprising twenty five percent (25%) of the principal amount of the 2024 Notes, that were payable on February 27 of each of the years 2021-2024 (inclusive); (b) changing the interest payment dates for the 2024 Notes from semi-annual to quarterly except for the initial interest payment, which was paid on the Effective Date, and the final interest payment, which will be paid on January 31, 2021; (c) decreasing the annual interest rate on the 2024 Notes by 0.25% per annum on the Effective Date and further decreasing the annual interest rate on the 2024 Notes by 0.50% per annum if the Mergers close, which further decrease will be effective upon the closing of the Mergers; (d) decreasing the minimum Total Net Asset covenant in Section 6.1.1 of the Deed from $275 million to $215 million; (e) modifying the acceleration event in Section 10.1.25 of the Deed to provide that it will occur if the credit rating on the 2024 Notes drops below (a) il/B of Maalot before November 30, 2019, (b) il/BB- of Maalot during the period between December 1, 2019 and April 1, 2020, and (c) il/BBB- of Maalot on or after April 1, 2020; (f) waiving the make-whole and market value payment requirements of Section 9.1.7 of the Deed for all early redemption payments on the 2024 Notes within eighteen (18) months following the Effective Date; (g) requiring each of Medley Small Business Fund and Medley SLF to guarantee all of MCC’s obligations under the Deed (including the Amendment) and the 2024 Notes and to grant security interests on all of their assets (the “Collateral”) to secure such guaranties and providing for the termination of the Medley SLF guaranty and release of the security interests in Medley SLF’s assets upon the closing of the Mergers, subject to certain limitations; (h) requiring that MCC use principal collections from the Collateral to make early redemption payments on the 2024 Notes, which payments will be applied in inverse order of the maturity of the required principal installment payments on the 2024 Notes; (i) providing for a waiver by the Trustee and the Noteholders of any right to accelerate the full balance of the amount due to the Noteholders based on any claims, allegations, actions, and/or rights that were raised, and/or resulting or deriving from certain claims or allegations as set forth in Section 19.1 of the Amendment; (j) providing for a waiver by the Trustee and the Noteholders of certain claims, demands, rights, and/or actions against and/or relating to MCC, its subsidiaries and/or affiliates and their respective employees (including their respective directors, officers, members of MCC’s Board, employees, stockholders, stakeholders and advisors); and (k) adding other definitions, representations and covenants to the Deed and making related conforming changes to the Deed. Pursuant to the Amendment, no prepayment penalties are due or payable in connection with the payment of principal made by MCC on the Effective Date.

Formation Transactions

Medley Capital BDC LLC (the “LLC”), a Delaware limited liability company, was formed on April 23, 2010.

Prior to the pricing of MCC’s IPO, Medley Opportunity Fund LP (“MOF LP”), a Delaware limited partnership, and Medley Opportunity Fund, Ltd. (“MOF LTD”), a Cayman Islands exempted limited liability company, transferred all of their respective interests in six loan participations in secured loans to middle market companies with a combined fair value, plus PIK interest and accrued interest thereon, of approximately $84.95 million (the “Loan Assets”) to MOF I BDC LLC, a Delaware limited liability company (“MOF I BDC”) in exchange for membership interests in MOF I BDC. As a result, MOF LTD owned approximately 90% of the outstanding MOF I BDC membership interests and MOF LP owned approximately 10% of the outstanding MOF I BDC membership interests. On January 18, 2011, each of MOF LTD and MOF LP contributed their respective MOF I BDC membership interests to the LLC in exchange for LLC membership interests. As a result, MOF I BDC became a wholly owned subsidiary of the LLC.

On January 18, 2011, the LLC converted into Medley Capital Corporation, a Delaware corporation. As a result, MOF LTD and MOF LP’s LLC membership interests were exchanged for 5,759,356 shares of MCC Common Stock at $14.75 per share. On January 20, 2011, MCC filed an election to be regulated as a BDC under the Investment Company Act.

On January 20, 2011, MCC priced its IPO and sold 11,111,112 shares of MCC Common Stock at $12.00 per share. On February 24, 2011, an additional 450,000 shares of MCC Common Stock were issued at a price of $12.00 per share pursuant to the partial exercise of the underwriters’ over-allotment option. Net of underwriting fees and estimated offering costs, MCC raised a total of approximately $129.6 million. Shares of MCC Common Stock began trading on January 20, 2011 on the NYSE under the symbol “MCC.”

Investment Strategy

MCC believes that a well-structured portfolio of private debt transactions can generate equity-like returns with the risk profile of secured debt. Private debt combines attractive elements of both equity and fixed-income investments because transactions are generally structured as secured loans with equity upside in the form of options, warrants, cash flow sharing, co-investment rights or other participation features. As a result, MCC believes its private debt strategy offers upside potential, similar to mezzanine and private equity investments, and downside protection, similar to bank loans.

MCC believes that private debt offers an attractive investment opportunity for the following reasons:

Attractive Yield Opportunity.

MCC believes its ability to work directly with borrowers to create customized financing solutions enables it to deliver attractive yields to investors while eliminating intermediaries who extract fees for their services. Addressing complex situations that are generally underserved by traditional lenders enables MCC to generate excess returns. Private debt transactions have either a fixed or variable coupon payment due periodically, typically monthly or quarterly, and usually include (but are not limited to) PIK interest exit fees and warrants. MCC targets investments with an annual gross internal rate of return of 9 - 14% on an unleveraged basis consisting of cash interest, PIK interest and warrants or other forms of upside participation. Furthermore, while equity holders typically receive no cash or other periodic payments on their investments until a liquidity event occurs, regular interest payments on private debt transactions, combined with amortization payments, reduce the overall level of risk for the private debt investor.

Downside Protection.

MCC generally structures its transactions as secured loans supported by a security interest in the portfolio company’s assets, as well as a pledge of the portfolio company’s equity. MCC believes its secured debt position and corresponding covenant package should provide priority of return and also control over any asset sales, capital raises, dividend distributions, insurance proceeds and restructuring processes. MCC also focuses on transaction opportunities in which it can target lower first lien debt/EBITDA ratios, lower loan-to-value (‘‘LTV’’) ratios and higher coverage ratios, all of which MCC believes further reduces the risk of principal loss. MCC typically targets first-lien debt/EBITDA of less than 3.5x, LTVs of lower than 65% and interest coverage ratios of 1.5x or higher. MCC believes that the current supply and demand imbalance in the private debt market enables it to employ a conservative strategy that seeks to protect investor capital.

Predictability of Returns.

MCC develops potential exit strategies upon origination of each transaction and will continually monitor potential exits throughout the life of the transaction. MCC structures its transactions as secured loans with a covenant package that will provide for repayment upon the completion of asset sales and restructurings. Because MCC structures these private debt transactions with contractually binding periodic payments of principal and interest, it is generally less likely to depend on the existence of robust M&A or public equity markets to deliver returns. MCC believes, as a result, that it can achieve its target returns even if public markets remain challenging for a long period of time.

Market Opportunity

MCC believes the credit crises that began in 2007 and the subsequent exit of traditional lending sources have created a compelling opportunity for skilled debt providers in the middle-market. MCC expects to take advantage of the following favorable trends in private lending:

Reduced Competition Leads to Higher Quality Deal Flow.

Traditional sources of liquidity have declined considerably. Commercial banks and other leveraged financial institutions have curtailed their lending activities in the current environment. Similarly, hedge funds and other opportunistic leverage providers’ access to capital have decreased, thus reducing their ability to provide capital. Finally, MCC believes continuing bank consolidation has resulted in larger financial institutions that have shifted product offerings away from the middle market in favor of larger corporate clients. MCC believes that the relative absence of competition facilitates higher quality deal flow and allows for greater selectivity throughout the investment process.

Lack of Liquidity Creates Attractive Pricing.

MCC believes that a meaningful gap exists between public and private market debt spreads, primarily due to the fact that liquidity has not been returning to the private lending markets in the same way it has been returning to the public debt markets. As such, MCC believes that lenders to private middle-market companies in particular will continue to benefit from attractive pricing. MCC believes that gross internal rates of return of 9 - 14% are available for private debt investments in the current market via cash interest, PIK interest and equity participations.

Competitive Advantages

MCC believes that it represents an attractive investment opportunity for the following reasons:

Experienced Team.

The MCC Advisors’ investment team has on average over 20 years of experience in the credit business, including origination, underwriting, principal investing and loan structuring. As of June 30, 2019, MCC Advisors, through MCC, has access to 62 employees, including investment, origination and credit management professionals, and operations, marketing and distribution professionals, each with extensive experience in their respective disciplines. Medley employs an integrated and collaborative investment process that leverages the skills and knowledge of its investment and credit management professionals. Medley believes that this is an important competitive advantage, which has allowed it to deliver attractive risk-adjusted returns to its investors over time.

Focus on Direct Origination.

MCC focuses on lending directly to portfolio companies that are underserved by the traditional banking system and seeks to avoid broadly marketed and syndicated deals. While MCC may source transactions via the private equity sponsor channel, most of its efforts focus on originating transactions directly to middle-market borrowers. MCC targets assets and borrowers with enterprise or asset values between $25 and $250 million, a market which it believes is the most opportune for its private debt activities. The challenging credit environment has further increased the number of potential transactions available to MCC, as traditional sources of credit have disappeared or diminished. MCC believes reduced competition among lenders and increased deal flow should allow it to be even more selective in its underwriting process.

Extensive Deal Flow Sourcing Network and National Presence.

Medley’s experience and reputation in the market has enabled it to consistently generate attractive private debt opportunities. As a seasoned provider of private debt, Medley is often sought out as a preferred partner, both by portfolio companies and other financing providers. Historically, as much as half of Medley’s annual origination volume has been derived from repeat and referral channels. MCC leverages Medley’s offices on both coasts to maximize its national origination capabilities and direct calling efforts. Medley filters through as many as 1,300 transactions annually through its origination efforts and targets between 20 and 40 transactions per year for execution.

Finally, Medley has a broad network of relationships with national, regional and local bankers, lawyers, accountants and consultants that plays an important role in the origination process.

Risk Management.

MCC intends to continue the asset management process employed by Medley over the last ten years. In particular, its investment transactions will vary by asset type, transaction size, industry and geography. MCC utilizes a systematic underwriting process involving rigorous due diligence, third-party reports and multiple approvals from the MCC Advisors’ investment committee. Following the closing of each transaction, MCC Advisors implements a proprietary, dynamic monitoring system for regularly updating issuer financial, legal, industry and exit analysis, along with other relevant information. At the same time, checks and balances to the asset management process will be provided by third parties, including, as applicable, the following: valuation specialists, legal counsel and loan servicers.

Restructuring and Workout Experience.

MCC Advisors’ combined investment team has worked on over 100 restructurings, liquidations and bankruptcies prior to Medley. This experience provides valuable assistance to MCC in the initial structuring of transactions and throughout the asset management process.

Investment Process Overview

MCC views its investment process as consisting of three distinct phases described below:

Sourcing and Origination

MCC Advisors sources investment opportunities through access to a network of contacts developed in the financial services and related industries by Medley. It is MCC Advisors’ responsibility to identify specific opportunities, to refine opportunities through rigorous due diligence of the underlying facts and circumstances while remaining flexible and responsive to clients’ needs. With a total of 35 investment professionals based in the New York office involved in sourcing and origination for MCC Advisors, each investment professional is able to maintain long- standing relationships and responsibility for a specified market. Each quarter, these origination efforts attract hundreds of inquiries from potential middle market borrowers.

An investment pipeline is maintained to manage all prospective investment opportunities and is reviewed weekly by MCC Advisors’ investment committee. The purpose of the investment pipeline, which is comprised of all prospective investment opportunities at various stages of due diligence and approval, is to evaluate, monitor and approve all of MCC’s investments, subject to the oversight of MCC Advisors’ investment committee.

Credit Evaluation

MCC utilizes a systematic, consistent approach to credit evaluation developed by Medley, with a particular focus on determining the value of a business in a downside scenario. The key criteria that MCC considers and attributes that MCC seeks include: (i) strong and resilient underlying business fundamentals; (ii) a substantial equity cushion in the form of capital ranking junior in the right of payment to MCC’s investment; (iii) sophisticated management teams with a minimum operating history of two years; (iv) a conclusion that overall downside risk is manageable; (v) collateral support in the form of accounts receivable, inventory, machinery, equipment, real estate, IP, overall enterprise value and other assets; and (vi) limited requirements for future financing beyond the proposed commitment. The first review of an opportunity is conducted using the above-mentioned analysis to determine if the opportunity meets MCC Advisors general investment criteria. The next three reviews performed by MCC Advisors’ investment committee include the following: (1) an Early Read Memo, (2) a Green Light Memo, and (3) an approval memo from MCC Advisors’ investment committee. MCC Advisors maintains a rigorous in-house due diligence process. Prior to making each investment, MCC Advisors subjects each potential portfolio company to an extensive credit review process, including analysis of market and operational dynamics as well as both historical and projected financial information. Areas of additional focus include management or sponsor experience, industry and competitive dynamics, and tangible asset values. Background checks and tax compliance checks are typically required on all portfolio company management teams.

MCC’s due diligence process typically entails:

•        negotiation and execution of a term sheet;

•        on-site visits;

•        interviews with management, employees, customers and vendors;

•        review of loan documents and material contracts, as applicable;

•        obtaining background checks on all principals/partners/founders;

•        completing customer and supplier calls;

•        review of tax and accounting issues related to a contemplated capital structure;

•        developing a financial model with sensitivity analysis that includes a management case, expected case and downside case;

•        receiving third party reports such as environmental, appraisal and consulting reports, as applicable.

Monitoring

MCC Advisors views active portfolio monitoring as a vital part of MCC’s investment process. MCC Advisors utilizes a best-practice investment management system called Black Mountain (“BMS”), which maintains a centralized, dynamic electronic reporting system which houses, organizes and archives all portfolio data by investment. This is the primary system that tracks all changes to investment terms and conditions. On a quarterly basis, the asset management team produces a report from BMS for each investment within the portfolio by summarizing the investment’s general information, terms and structure, financial performance, covenant package, and business updates. This feature enables MCC Advisors to track the history of every investment, while maintaining access to the most recent reporting information available, ensuring accurate reporting of the investment.

MCC Advisors will typically require portfolio companies to adhere to certain affirmative covenants requiring the following reports:

• monthly financial statements	• annual audits and management letters
• monthly covenant certificates	• quarterly industry updates
• monthly management discussion & analysis	• quarterly customer and supplier concentration updates
• monthly bank statements	• quarterly backlog/pipeline reports
• annual insurance certificates	• annual budgets and forecasts.

MCC Advisors holds quarterly portfolio reviews where the MCC Advisors’ investment committee reviews each transaction in detail and reassesses the risk rating presently assigned.

Rating Criteria

In addition to external risk management research and internal monitoring tools, MCC uses an investment rating system to characterize and monitor the credit profile and its expected level of returns on each investment in its portfolio. MCC uses a five-level numeric rating scale. The following is a description of the conditions associated with each investment rating:

Credit Rating	Definition
1	Investments that are performing above expectations.
2	Investments that are performing within expectations, with risks that are neutral or favorable compared to risks at the time of origination.
All new loans are rated ‘2’.
3	Investments that are performing below expectations and that require closer monitoring, but where no loss of interest, dividend or principal is expected.
Companies rated ‘3’ may be out of compliance with financial covenants, however, loan payments are generally not past due.
4	Investments that are performing below expectations and for which risk has increased materially since origination.
Some loss of interest or dividend is expected but no loss of principal.
In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 180 days past due).
5	Investments that are performing substantially below expectations and whose risks have increased substantially since origination.
Most or all of the debt covenants are out of compliance and payments are substantially delinquent.
Some loss of principal is expected.

Investment Committee

The purpose of MCC Advisors’ investment committee, which is comprised of a minimum of three members selected from senior members of MCC Advisors’ investment team, is to evaluate and approve all of MCC’s investments. The process of MCC Advisors’ investment committee is intended to bring the diverse experience and perspectives of the committee’s members to the analysis and consideration of each investment. The MCC Advisors’ investment committee serves to provide investment consistency and adherence to MCC’s core investment philosophy and policies. The MCC Advisors’ investment committee also determines appropriate investment sizing and suggests ongoing monitoring requirements.

In addition to reviewing investments, MCC Advisors’ investment committee meetings serve as a forum to discuss credit views and outlooks. Potential transactions and deal flow are reviewed on a regular basis. Members of MCC Advisors’ investment team are encouraged to share information and views on credits with the MCC Advisors’ investment committee early in their analysis. MCC believes this process improves the quality of the analysis and assists MCC Advisors’ investment team members to work more efficiently.

Each transaction is presented to the MCC Advisors’ investment committee in a formal written report. All of MCC’s new investments and the exit or sale of an existing investment must be approved by a majority vote of the MCC Advisors’ investment committee, although unanimous agreement is sought.

Investment Structure

Once MCC has determined that a prospective portfolio company is suitable for investment, MCC works with the management of that company and its other capital providers to structure an investment. MCC negotiates among these parties to agree on how its investment is expected to perform relative to the other capital in the portfolio company’s capital structure.

MCC structures its investments, which typically have maturities of three to seven years, as follows:

Senior Secured First Lien Term Loans

MCC structures these investments as senior secured loans. MCC obtains security interests in the assets of the portfolio companies that serve as collateral in support of the repayment of such loans. This collateral generally takes the form of first-priority liens on the assets of the portfolio company borrower. MCC’s senior secured loans may provide for amortization of principal with the majority of the amortization due at maturity.

Senior Secured Second Lien Term Loans

MCC structures these investments as junior, secured loans. MCC obtains security interests in the assets of these portfolio companies that serves as collateral in support of the repayment of such loans. This collateral generally takes the form of second-priority liens on the assets of a portfolio company. These loans typically provide for amortization of principal in the initial years of the loans, with the majority of the amortization due at maturity.

Senior Secured First Lien Notes

MCC structures these investments as senior secured loans. MCC obtains security interests in the assets of these portfolio companies that serve as collateral in support of the repayment of such loans. This collateral generally takes the form of priority liens on the assets of a portfolio company. These loans typically have interest-only payments (often representing a combination of cash pay and PIK interest), with amortization of principal due at maturity. PIK interest represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term and recorded as interest income on an accrual basis to the extent such amounts are expected to be collected.

Warrants and Minority Equity Securities

In some cases, MCC may also receive nominally priced warrants or options to buy a minority equity interest in the portfolio company in connection with a debt investment. As a result, as a portfolio company appreciates in value, MCC may achieve additional investment return from this equity interest. MCC may structure such warrants to include provisions protecting its rights as a minority-interest holder, as well as a “put,” or right to sell such securities back to the issuer, upon the occurrence of specified events. In many cases, MCC may also seek to obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

Unitranche Loans

MCC structures its unitranche loans, which combine the characteristics of traditional senior secured first lien term loans and subordinated notes as senior secured loans. MCC obtains security interests in the assets of these portfolio companies that serve as collateral in support of the repayment of these loans. This collateral generally takes the form of first-priority liens on the assets of a portfolio company. Unitranche loans typically provide for amortization of principal in the initial years of the loans, with the majority of the amortization due at maturity.

Unsecured Debt

MCC structures these investments as unsecured, subordinated loans that provide for relatively high, fixed interest rates that provide it with significant current interest income. These loans typically have interest-only payments (often representing a combination of cash pay and PIK, or PIK interest), with amortization of principal due at maturity. Subordinated notes generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. Subordinated notes are generally more volatile than secured loans and may involve a greater risk of loss of principal. Subordinated notes often include a PIK feature, which effectively operates as negative amortization of loan principal.

MCC tailors the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects its rights and manages its risk while creating incentives for the portfolio company to achieve its business plan and improve its operating results. MCC seeks to limit the downside potential of its investments by:

•        selecting investments that it believes has a low probability of loss of principal;

•        requiring a total return on its investments (including both interest and potential equity appreciation) that it believes will compensate it appropriately for credit risk; and

•        negotiating covenants in connection with its investments that afford its portfolio companies as much flexibility in managing their businesses as possible, consistent with the preservation of its capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or rights to a seat on the board of directors under some circumstances.

MCC expects to hold most of its investments to maturity or repayment, but it may realize or sell some of its investments earlier if a liquidity event occurs, such as a sale or recapitalization transaction, or the worsening of the credit quality of the portfolio company.

Managerial Assistance

As a BDC, MCC offers, and must provide upon request, managerial assistance to certain of its portfolio companies. This assistance could involve, among other things, monitoring the operations of its portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. MCC Advisors provides such managerial assistance on MCC’s behalf to portfolio companies that request this assistance. MCC may receive fees for these services and will reimburse MCC Advisors, as its administrator, for its allocated costs in providing such assistance, subject to the review and approval by the MCC Board, including its independent directors.

Leverage

Through any credit facilities MCC may enter into in the future, MCC may borrow funds to make additional investments, a practice known as “leverage,” to attempt to increase return to MCC Stockholders. The amount of leverage that MCC employs at any particular time will depend on MCC Advisors and the MCC Board’s assessments of market and other factors at the time of any proposed borrowing. MCC is also subject to certain regulatory requirements relating to its borrowings. As a BDC, MCC is generally only allowed to employ leverage to the extent that MCC’s asset coverage, as defined in the Investment Company Act, equals at least 200% after giving effect to such leverage. As of June 30, 2019, MCC’s asset coverage was 191% after giving effect to leverage and therefore MCC’s asset coverage is below 200%, the minimum asset coverage requirement under the Investment Company Act. As a result, MCC is prohibited from making distributions to MCC Stockholders and may not employ further leverage until MCC’s asset coverage is at least 200% after giving effect to such leverage. For a further discussion of such requirements, see “Regulation — Senior Securities”.

MCC may from time to time seek to retire or repurchase MCC Common Stock through cash purchases, as well as retire, cancel or purchase MCC’s outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, MCC’s liquidity requirements, contractual and regulatory restrictions and other factors. The amounts involved may be material.

Properties

MCC does not own any real estate or other physical properties materially important to its operation. MCC’s headquarters are currently located at 280 Park Avenue, 6th Floor East, New York, NY 10017. MCC’s administrator furnishes its office space and MCC reimburses it for such costs on an allocated basis.

Legal Proceedings

From time to time, MCC is involved in various legal proceedings, lawsuits and claims incidental to the conduct of its business. MCC’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against MCC. Except as described below, MCC is not currently party to any material legal proceedings.

On January 25, 2019, two purported class actions were commenced in the Supreme Court of the State of New York, County of New York, by alleged MCC Stockholders, captioned, respectively, Helene Lax v. Brook Taube, et al., Index No. 650503/2019, and Richard Dicristino, et al. v. Brook Taube, et al., Index No. 650510/2019 (together with the Lax Action, the “New York Actions”). The defendants named in each complaint were Brook Taube, Seth Taube, Jeffrey Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, Mark Lerdal, Richard T. Allorto, Jr., MCC, MDLY, Sierra and Merger Sub. The complaints in each of the New York Actions allege that the individuals named as defendants breached their fiduciary duties in connection with the proposed merger of MCC with and into Sierra, and that the other defendants aided and abetted those alleged breaches of fiduciary duties. Compensatory damages in unspecified amounts are sought. On February 27, 2019, the Supreme Court of the State of New York entered a stipulated scheduling order requiring that defendants respond to the complaints 45 days following the later of (a) the stockholder vote on the proposed merger and (b) plaintiffs’ filing of a consolidated, amended complaint. A preliminary conference is scheduled to take place on November 19, 2019. The defendants believe the claims asserted in the New York Actions are without merit and they intend to defend these lawsuits vigorously. At this time, the defendants are unable to determine whether an unfavorable outcome from these matters is probable or remote or to estimate the amount or range of potential loss, if any.

Set forth below is a description of the Delaware Decision (as described below), which should be read in the context of the impact that the Delaware Decision and the Settlement (as described below) may have on Sierra with respect to any potential amendment to the Merger Agreements.

On February 11, 2019, the MCC Stockholder Action was commenced in the Delaware Court of Chancery by FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. (collectively, “FrontFour”). The MCC Stockholder Action, as consolidated, is captioned In re Medley Capital Corporation Stockholder Litigation, C.A. 2019-0100-KSJM against Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, Sierra, MCC, MCC Advisors, Medley Group LLC, and Medley LLC. The complaint, as amended on February 12, 2019, alleged that MCC’s directors (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC Stockholders in connection with the MCC Merger, and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. The complaint sought to enjoin the vote of MCC Stockholders on the MCC Merger and enjoin enforcement of certain provisions of the MCC Merger Agreement. On March 11, 2019, following a two-day trial, the Delaware Court of Chancery issued a Memorandum Opinion (the “Decision”) denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by FrontFour in its complaint. The Delaware Court of Chancery held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger, but that FrontFour had failed to prove that Sierra had aided or abetted those breaches of fiduciary duties. The Delaware Court of Chancery ordered the defendants to issue corrective disclosures consistent with the Delaware Decision, and enjoined a vote of MCC Stockholders on the MCC Merger until such disclosures have been made and MCC Stockholders have had the opportunity to assimilate this information. On March 20, 2019, another purported stockholder class action was commenced by Stephen Altman against Brook Taube, Seth Taube, Jeff Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, Mark Lerdal, and John E. Mack in the Delaware Court of Chancery , captioned Altman v. Taube, Case No. 2019-0219 (the “Altman Action”). The complaint alleged that the defendants breached their fiduciary duties to MCC Stockholders in connection with the vote of MCC Stockholders on the proposed Mergers. On April 8, 2019, the Delaware Court of Chancery granted a stipulation consolidating the MCC Stockholder Action and the Altman Action, designating the amended complaint in the MCC Stockholder Action as the operative complaint, and designating the plaintiffs in the MCC Stockholder Action and their counsel the lead plaintiffs and lead plaintiffs’ counsel, respectively.

On April 15, 2019, certain parties in the MCC Stockholder Action reached agreement on the Term Sheet. On July 29, 2019, MCC entered into the Settlement, as amended on August 8, 2019, by and among MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC Advisors, Medley LLC, and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated MCC Stockholders, on the other hand, in connection with the MCC Stockholder Action.

The Settlement provides for the settlement of all claims brought against the Medley Parties in the MCC Stockholder Action. Under the Settlement, MCC agreed to seek the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement, which have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, respectively, annexed to the Settlement. The Settlement also provides for, if the MCC Merger is consummated, the creation of a settlement fund, consisting of $17 million in cash and $30 million of Sierra Common Stock, with the number of shares of Sierra Common Stock to be calculated using the pro forma NAV reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to eligible members of the Settlement Class (as defined in the Settlement). Under the Settlement, MDLY also consented to certain amendments to the MCC Merger Agreement and the MDLY Merger Agreement that have been reflected in the Amended MCC Merger

Agreement and the Amended MDLY Merger Agreement annexed to the Settlement. In addition, in connection with the Settlement, on July 29, 2019, MCC entered into a Governance Agreement with FrontFour Capital Group LLC, FrontFour Master Fund, Ltd., FrontFour Capital Corp., FrontFour Opportunity Fund, David A. Lorber, Stephen E. Loukas and Zachary R. George, pursuant to which, among other matters, FrontFour is subject to customary standstill restrictions and required to vote in favor of the revised MCC Merger at a meeting of stockholders to approve the Amended MCC Merger Agreement.

The Settlement also provides for mutual releases between and among FrontFour and the Settlement Class, on the one hand, and the Medley Parties and their successors and assigns, on the other hand, of all claims that were or could have been asserted in the MCC Stockholder Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the MCC Stockholder Action and all claims that were or could have been asserted (other than claims against the Highland Parties, as defined in the Settlement) in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.) (the “Federal Action”), and FrontFour and the Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

The Settlement further provides that MCC and FrontFour shall work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement consistent with the Delaware Decision.

The Settlement is subject to the approval of the Delaware Court of Chancery. On September 26, 2019, FrontFour filed a motion seeking an order approving the Settlement, and also moved for the Delaware Court of Chancery to award the plaintiff attorney fees in the amount of $22 million and expenses in the amount of $420,334.97 (the “Fee Application”). The Delaware Court of Chancery held a hearing to consider the Settlement and the Fee Application on October 24, 2019. The parties submitted a supplemental briefing with respect to the Settlement on October 31, 2019. To date, the Court has not issued a decision with respect to approval of the Settlement or the plaintiff attorney fees and expenses.

On April 5, 2019, a purported stockholder class action was commenced in the Supreme Court of the State of New York, County of New York, by alleged Sierra Stockholders, captioned Roger Anderson et al. v. Stephen R. Byers et al., Index No. 652006/2019 (the “Anderson Action”). The defendants named in the Anderson Action were Stephen R. Byers, Oliver T. Kane, Valerie Lancaster-Beal, Brook Taube, Seth Taube, Sierra, and Sierra Management, Inc. The complaint alleges that the individuals named as defendants breached their fiduciary duties to Sierra Stockholders in connection with the proposed Mergers, and that Brook Taube, Seth Taube, Sierra, and Sierra Management, Inc. aided and abetted those alleged breaches of fiduciary duties. The complaint seeks to enjoin the proposed Mergers or, in the alternative, to recover money damages in an unspecified amount. On October 9, 2019, the Delaware Court of Chancery entered a stipulated scheduling order, which provides that the plaintiffs shall file an amended complaint by November 8, 2019, and that the defendants’ time to respond to the amended complaint will be sixty days following the filing of the amended complaint. On November 8, 2019, the plaintiffs filed an amended complaint, alleging that the individual defendants breached their fiduciary duties in connection with both the original proposed mergers and the revised proposed mergers, that Brook Taube and Seth Taube breached fiduciary duties to Sierra Stockholders in allegedly acting in a controlling capacity with respect to Sierra, and that Sierra and Merger Sub aided and abetted those alleged breaches of fiduciary duties. A preliminary conference is currently scheduled for November 19, 2019. The defendants believe the claims asserted in the Anderson Action are without merit and they intend to defend the lawsuit vigorously.

On March 1, 2019, Marilyn Adler, a former employee who served as a Managing Director of Medley Capital LLC, filed suit in the New York Supreme Court, Commercial Part, against Medley Capital LLC, MCC Advisors, Medley SBIC GP, LLC, MCC, MDLY, as well as Brook Taube, and Seth Taube, individually. The action is captioned Marilyn S. Adler v. Medley Capital LLC et al. (Supreme Court of New York, March 2019). Ms. Adler alleges that she is due in excess of $6.5 million in compensation based upon her role with Medley’s SBIC Fund. Her claims are for breach of contract, unjust enrichment, conversion, tortious interference, as well as a claim for an accounting of funds maintained by the defendants. MCC believes the claims are without merit, intends to vigorously defend them, and has asserted counterclaims against Ms. Adler for breach of contract and breach of fiduciary duties. In response to MCC’s motion to dismiss the breach of contract claim, Ms. Adler has conceded there was no written contract. The parties are in the initial stages of discovery.

MCC was named as a defendant in a lawsuit on May 29, 2015, by Moshe Barkat and Modern VideoFilm Holdings, LLC (“MVF Holdings”) against MCC, MOF II, MCC Advisors, Deloitte Transactions and Business Analytics LLP A/K/A Deloitte ERG (“Deloitte”), Scott Avila (“Avila”), Charles Sweet, and Modern VideoFilm, Inc. (“MVF”). The lawsuit is pending in the California Superior Court, Los Angeles County, Central District, as Case No. BC 583437. The lawsuit was filed after MCC, as agent for the lender group, exercised remedies following a series of defaults by MVF and MVF Holdings on a secured loan with an outstanding balance at the time in excess of $65 million. The lawsuit sought damages in excess of $100 million. Deloitte and Avila have settled the claims against them in exchange for payment of $1.5 million. On June 6, 2016, the court granted the Medley defendants’ demurrers on several counts and dismissed Mr. Barkat’s claims with prejudice except with respect to his claim for intentional interference with contract. On March 18, 2018, the court granted the Medley defendants’ motion for summary adjudication with respect to Mr. Barkat’s sole remaining claim against the Medley defendants for intentional interference. Now that the trial court has ruled in favor of the Medley defendants on all counts, the only remaining claims in the Barkat litigation are MCC and MOF II’s affirmative counterclaims against Mr. Barkat and MVF Holdings, which MCC and MOF II are diligently prosecuting.

On August 29, 2016, MVF Holdings filed another lawsuit in the California Superior Court, Los Angeles County, Central District, as Case No. BC 631888 (the “Derivative Action”), naming MCC Advisors and certain of Medley’s employees as defendants, among others. The plaintiff in the Derivative Action, asserts claims against the defendants for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unfair competition, breach of the implied covenant of good faith and fair dealing, interference with prospective economic advantage, fraud, and declaratory relief. MCC Advisors and the other defendants believe the causes of action asserted in the Derivative Action are without merit and all defendants intend to continue to assert a vigorous defense. All proceedings in the Derivative Action were stayed as a result of the chapter 11 bankruptcy proceedings of MVF, which were commenced on May 16, 2018. On August 29, 2016, however, despite the automatic stay of the MVF Bankruptcy, the Plaintiff filed an amended complaint seeking to restyle the derivative action into a direct action to circumvent the MVF bankruptcy’s automatic stay. To date, the California Superior Court has not proceeded with the amended complaint. MVF recently stipulated to relief from the automatic stay on July 19, 2019, which relief was approved by the bankruptcy court on August 30, 2019, allowing the litigation to proceed.

Medley LLC, MCC, Medley Opportunity Fund II LP, MDLY, Medley Group, LLC, Brook Taube, and Seth Taube were named as defendants, along with other various parties, in a putative class action lawsuit captioned as Royce Solomon, Jodi Belleci, Michael Littlejohn, and Giulianna Lomaglio v. American Web Loan, Inc., AWL, Inc., Mark Curry, MacFarlane Group, Inc., Sol Partners, Medley Opportunity Fund, II, LP, Medley LLC, Medley Capital Corporation, Medley Management, Inc., Medley Group, LLC, Brook Taube, Seth Taube, DHI Computing Service, Inc., Middlemarch Partners, and John Does 1-100, filed on December 15, 2017, amended on March 9, 2018, and amended a second time on February 15, 2019, in the United States District Court for the Eastern District of Virginia, Newport News Division, as Case No. 4:17-cv-145 (hereinafter, “Class Action 1”). Medley Opportunity Fund II LP and MCC were also named as defendants, along with various other parties, in a putative class action lawsuit captioned George Hengle and Lula Williams v. Mark Curry, American Web Loan, Inc., AWL, Inc., Red Stone, Inc., Medley Opportunity Fund II LP, and Medley Capital Corporation, filed February 13, 2018, in the United States District Court, Eastern District of Virginia, Richmond Division, as Case No. 3:18-cv-100 (“Class Action 2”). Medley Opportunity Fund II LP and MCC were also named as defendants, along with various other parties, in a putative class action lawsuit captioned John Glatt, Sonji Grandy, Heather Ball, Dashawn Hunter, and Michael Corona v. Mark Curry, American Web Loan, Inc., AWL, Inc., Red Stone, Inc., Medley Opportunity Fund II LP, and Medley Capital Corporation, filed August 9, 2018 in the United States District Court, Eastern District of Virginia, Newport News Division, as Case No. 4:18-cv-101 (“Class Action 3”) (together with Class Action 1 and Class Action 2, the “Virginia Class Actions”). Medley Opportunity Fund II LP was also named as a defendant, along with various other parties, in a putative class action lawsuit captioned Christina Williams and Michael Stermel v. Red Stone, Inc. (as successor in interest to MacFarlane Group, Inc.), Medley Opportunity Fund II LP, Mark Curry, Brian McGowan, Vincent Ney, and John Doe entities and individuals, filed June 29, 2018 and amended July 26, 2018, in the United States District Court for the Eastern District of Pennsylvania, as Case No. 2:18-cv-2747 (the “Pennsylvania Class Action”) (together with the Virginia Class Actions, the “Class Action Complaints”). The plaintiffs in the Class Action Complaints filed their putative class actions alleging claims under the Racketeer Influenced and Corrupt Organizations Act, and various other claims arising out of the alleged payday lending activities of American Web Loan. The claims against Medley Opportunity Fund II LP, Medley LLC, MCC, MDLY, Medley Group, LLC, Brook Taube, and Seth Taube (in Class

Action 1, as amended); Medley Opportunity Fund II LP and MCC (in Class Action 2 and Class Action 3); and Medley Opportunity Fund II LP (in the Pennsylvania Class Action), allege that those defendants in each respective action exercised control over, or improperly derived income from, and/or obtained an improper interest in, American Web Loan’s payday lending activities as a result of a loan to American Web Loan. The loan was made by Medley Opportunity Fund II LP in 2011. American Web Loan repaid the loan from Medley Opportunity Fund II LP in full in February of 2015, more than 1 year and 10 months prior to any of the loans allegedly made by American Web Loan to the alleged class plaintiff representatives in Class Action 1. In Class Action 2, the alleged class plaintiff representatives have not alleged when they received any loans from American Web Loan. In Class Action 3, the alleged class plaintiff representatives claim to have received loans from American Web Loan at various times from February 2015 through April 2018. In the Pennsylvania Class Action, the alleged class plaintiff representatives claim to have received loans from American Web Loan in 2017. By orders dated August 7, 2018 and September 17, 2018, the Court presiding over the Virginia Class Actions consolidated those cases for all purposes. On October 12, 2018, Plaintiffs in Class Action 3 filed a notice of voluntary dismissal of all claims, and on October 29, 2018, Plaintiffs in Class Action 2 filed a notice of voluntary dismissal of all claims. Medley LLC, MCC, MDLY, Medley Group, LLC, Brook Taube, and Seth Taube never made any loans or provided financing to, or had any other relationship with, American Web Loan. Medley Opportunity Fund II LP, Medley LLC, MCC, MDLY, Medley Group, LLC, Brook Taube, Seth Taube are seeking indemnification from American Web Loan, various affiliates, and other parties with respect to the claims in the Class Action Complaints. Medley Opportunity Fund II LP, Medley LLC, MCC, MDLY, Medley Group, LLC, Brook Taube, and Seth Taube believe the alleged claims in the Class Action Complaints are without merit and they intend to defend these lawsuits vigorously.

Competition

MCC’s primary competitors to provide financing to private middle-market companies are public and private funds, commercial and investment banks, commercial finance companies, other BDCs, SBICs and private equity and hedge funds. Some competitors may have access to funding sources that are not available to MCC. In addition, some of MCC’s competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than MCC. Furthermore, many of MCC’s competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on MCC as a BDC or to the distribution and other requirements MCC must satisfy to maintain its favorable RIC tax treatment.

Employees

MCC does not have any employees. Its day-to-day investment operations are managed by MCC Advisors. MCC Advisors employs a total of 35 investment professionals, including its principals. In addition, MCC reimburses its administrator for the allocable portion of overhead and other expenses incurred by it in performing its obligations under the MCC Administration Agreement, including the compensation of MCC’s Chief Financial Officer and Chief Compliance Officer, and their staff.

Administration

MCC has entered into the MCC Administration Agreement, pursuant to which MCC Advisors furnishes it with office facilities, equipment and clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Under the MCC Administration Agreement, MCC Advisors performs, or oversees the performance of, MCC’s required administrative services, which include, among other things, being responsible for the financial records which MCC is required to maintain and preparing reports to MCC Stockholders and reports filed with the SEC.

Investments

MCC has built a diverse portfolio that includes senior secured first lien term loans, senior secured second lien term loans, unitranche, senior secured first lien notes, subordinated notes and warrants and minority equity securities by investing approximately $10 million to $50 million of capital, on average, in the securities of middle-market companies.

The following table shows the portfolio composition by industry grouping at fair value at June 30, 2019 (dollars in thousands):

	Fair Value	Percentage
Construction & Building	$75,463	15.9%
Multisector Holdings	72,823	15.3
Services: Business	54,058	11.4
High Tech Industries	38,663	8.1
Aerospace & Defense	35,524	7.5
Healthcare & Pharmaceuticals	33,924	7.1
Energy: Oil & Gas	30,714	6.5
Hotel, Gaming & Leisure	20,519	4.3
Wholesale	17,986	3.8
Banking, Finance, Insurance & Real Estate	15,399	3.2
Services: Consumer	13,189	2.8
Containers, Packaging & Glass	12,597	2.7
Automotive	11,423	2.4
Capital Equipment	10,689	2.2
Consumer goods: Non-durable	6,342	1.3
Consumer goods: Durable	5,885	1.2
Media: Broadcasting & Subscription	5,403	1.1
Environmental Industries	3,991	0.8
Metals & Mining	3,336	0.7
Forest Products & Paper	2,759	0.6
Chemicals, Plastics & Rubber	2,291	0.5
Media: Advertising, Printing & Publishing	2,262	0.5
Retail	539	0.1
Total	$475,779	100.0%

The following table shows the portfolio composition by industry grouping at fair value at September 30, 2018 (dollars in thousands):

	Fair Value	Percentage
Services: Business	$95,021	14.5%
Construction & Building	92,850	14.2
Multisector Holdings	78,371	12.0
High Tech Industries	65,662	10.0
Healthcare & Pharmaceuticals	46,020	7.0
Energy: Oil & Gas	45,584	7.0
Aerospace & Defense	36,714	5.6
Hotel, Gaming & Leisure	32,487	5.0
Containers, Packaging & Glass	24,219	3.7
Banking, Finance, Insurance & Real Estate	22,587	3.4
Wholesale	18,515	2.8
Services: Consumer	16,940	2.6
Consumer goods: Durable	15,307	2.3
Automotive	13,027	2.0
Capital Equipment	12,944	2.0
Metals & Mining	8,814	1.3
Consumer goods: Non-durable	6,252	0.9
Retail	5,802	0.9
Media: Broadcasting & Subscription	5,703	0.9
Chemicals, Plastics & Rubber	4,078	0.6
Environmental Industries	3,283	0.5
Media: Advertising, Printing & Publishing	2,750	0.4
Forest Products & Paper	2,500	0.4
Total	$655,430	100.0%

MCC Advisors

MCC Advisors serves as MCC’s investment adviser and is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of the MCC Board, MCC Advisors manages the day-to-day operations of, and provides investment advisory and management services to MCC pursuant to the MCC Investment Management Agreement by and between MCC and MCC Advisors.

Investment Committee

The purpose of MCC Advisors’ investment committee, which is comprised of a minimum of three members selected from senior members of MCC Advisors’ investment team, is to evaluate and approve all of MCC’s investments. The investment committee process is intended to bring the diverse experience and perspectives of the investment committee members to the analysis and consideration of every investment. The MCC Advisors’ investment committee also serves to provide investment consistency and adherence to MCC Advisors’ investment philosophies and policies. MCC Advisors’ investment committee also determines appropriate investment sizing and suggests ongoing monitoring requirements.

In addition to reviewing investments, MCC Advisors’ investment committee meetings serve as a forum to discuss credit views and outlooks. Potential transactions and deal flow are also reviewed on a regular basis. Members of MCC Advisors’ investment team are encouraged to share information and views on credits with MCC Advisors’ investment committee early in their analysis. This process improves the quality of the analysis and assists MCC Advisors’ investment team members to work more efficiently.

Each transaction is presented to MCC Advisors’ investment committee in a formal written report. All of MCC’s new investments and the exit or sale of an existing investment must be approved by a majority vote of MCC Advisors’ investment committee, although unanimous agreement is sought.

Investment Management Agreement

Under the terms of the MCC Investment Management Agreement, MCC Advisors:

•        determines the composition of MCC’s portfolio, the nature and timing of the changes to MCC’s portfolio and the manner of implementing such changes;

•        identifies, evaluates and negotiates the structure of the investments MCC makes (including performing due diligence on its prospective portfolio companies); and

•        executes, closes, monitors and administers the investments MCC makes, including the exercise of any voting or consent rights.

MCC Advisors’ services under the MCC Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to MCC are not impaired.

Pursuant to the MCC Investment Management Agreement, MCC pays MCC Advisors a fee for investment advisory and management services consisting of a base management fee and a two-part incentive fee.

On December 3, 2015, MCC Advisors recommended and, in consultation with the MCC Board, agreed to reduce fees under the MCC Investment Management Agreement. Beginning January 1, 2016, the base management fee was reduced to 1.50% on gross assets above $1 billion. In addition, MCC Advisors reduced its incentive fee from 20% on pre-incentive fee net investment income over an 8% hurdle, to 17.5% on pre-incentive fee net investment income over a 6% hurdle. Moreover, the revised incentive fee includes a netting mechanism and is subject to a rolling three-year look back from January 1, 2016 forward. Under no circumstances will the new fee structure result in higher fees to MCC Advisors than fees under the prior investment management agreement.

The following discussion of MCC’s base management fee and two-part incentive fee reflect the terms of the fee waiver agreement executed by MCC Advisors on February 8, 2016 (the “Fee Waiver Agreement”). The terms of the Fee Waiver Agreement are effective as of January 1, 2016, and are a permanent reduction in the base management fee and incentive fee on net investment income payable to MCC Advisors for the investment advisory and management services it provides under the MCC Investment Management Agreement. The Fee Waiver Agreement does not change the second component of the incentive fee, which is the incentive fee on capital gains.

Base Management Fee

For providing investment advisory and management services to MCC, MCC Advisors receives a base management fee. The base management fee is calculated at an annual rate of 1.75% (0.4375% per quarter) of up to $1.0 billion of MCC’s gross assets and 1.50% (0.375% per quarter) of any amounts over $1.0 billion of MCC’s gross assets, and is payable quarterly in arrears. The base management fee will be calculated based on the average value of MCC’s gross assets at the end of the two most recently completed calendar quarters and will be appropriately pro-rated for any partial quarter. On May 4, 2018, MCC Advisors voluntarily elected to waive $380,000 of the base management fee payable for the quarter ended March 31, 2018, which is shown on MCC’s Consolidated Statements of Operations.

Incentive Fee

The incentive fee has two components, as follows:

Incentive Fee Based on Income

The first component of the incentive fee is payable quarterly in arrears and is based on MCC’s pre-incentive fee net investment income earned during the calendar quarter for which the incentive fee is being calculated. MCC Advisors is entitled to receive the incentive fee on net investment income from MCC if its Ordinary Income (as defined below) exceeds a quarterly “hurdle rate” of 1.5%. The hurdle amount is calculated after making appropriate adjustments to MCC’s net assets, as determined as of the beginning of each applicable calendar quarter, in order to account for any capital raising or other capital actions as a result of any issuances by MCC of MCC Common Stock (including issuances pursuant to MCC’s dividend reinvestment plan), any repurchase by MCC of MCC Common Stock, and any dividends paid by MCC, each as may have occurred during the relevant quarter.

Beginning with the calendar quarter that commenced on January 1, 2016, the incentive fee on net investment income will be determined and paid quarterly in arrears at the end of each calendar quarter by reference to MCC’s aggregate net investment income, as adjusted as described below, from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since January 1, 2016). MCC refers to such period as the “Trailing Twelve Quarters.”

The hurdle amount for the incentive fee on net investment income is determined on a quarterly basis, and is equal to 1.5% multiplied by MCC’s NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments to MCC’s net assets, as determined as of the beginning of each applicable calendar quarter, in order to account for any capital raising or other capital actions as a result of any issuances by MCC of MCC Common Stock (including issuances pursuant to its dividend reinvestment plan), any repurchase by MCC of MCC Common Stock, and any dividends paid by MCC, each as may have occurred during the relevant quarter. The incentive fee for any partial period will be appropriately pro-rated. Any incentive fee on net investment income will be paid to MCC Advisors on a quarterly basis, and will be based on the amount by which (A) aggregate net investment income (“Ordinary Income”) in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount.” For the avoidance of doubt, Ordinary Income is net of all fees and expenses, including the reduced base management fee but excluding any incentive fee on Pre-Incentive Fee net investment income or on MCC’s capital gains.

Quarterly Incentive Fee Based on Net Investment Income

The incentive fee on net investment income for each quarter is determined as follows:

•        No incentive fee on net investment income is payable to MCC Advisors for any calendar quarter for which there is no Excess Income Amount;

•        100% of the Ordinary Income, if any, that exceeds the hurdle amount, but is less than or equal to an amount, which MCC refers to as the “Catch-up Amount,” determined as the sum of 1.8182% multiplied by MCC’s net assets at the beginning of each applicable calendar quarter, as adjusted as noted above, comprising the relevant Trailing Twelve Quarters is included in the calculation of the incentive fee on net investment income; and

•        17.5% of the Ordinary Income that exceeds the Catch-up Amount is included in the calculation of the incentive fee on net investment income.

The amount of the incentive fee on net investment income that will be paid to MCC Advisors for a particular quarter will equal the excess of the incentive fee so calculated minus the aggregate incentive fees on net investment income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters but not in excess of the Incentive Fee Cap (as described below).

The incentive fee on net investment income that is paid to MCC Advisors for a particular quarter is subject to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap for any quarter is an amount equal to (a) 17.5% of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate incentive fees on net investment income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

“Cumulative Net Return” means (x) the Ordinary Income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss (as described below), if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, MCC will pay no incentive fee on net investment income to MCC Advisors for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the incentive fee on net investment income that is payable to MCC Advisors for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, MCC will pay an incentive fee on net investment income to MCC Advisors equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the incentive fee on net investment income that is payable to MCC Advisors for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, MCC will pay an incentive fee on net investment income to MCC Advisors, calculated as described above, for such quarter without regard to the Incentive Fee Cap.

“Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, and dilution to MCC’s net assets due to capital raising or capital actions, in such period and (ii) aggregate capital gains, whether realized or unrealized and accretion to MCC’s net assets due to capital raising or capital action, in such period.

Dilution to MCC’s net assets due to capital raising is calculated, in the case of issuances of MCC Common Stock, as the amount by which the NAV per share was adjusted over the transaction price per share, multiplied by the number of shares issued. Accretion to MCC’s net assets due to capital raising is calculated, in the case of issuances of MCC Common Stock (including issuances pursuant to MCC’s dividend reinvestment plan), as the excess of the transaction price per share over the amount by which the NAV per share was adjusted, multiplied by the number of shares issued. Accretion to MCC’s net assets due to other capital action is calculated, in the case of repurchases by MCC of MCC Common Stock, as the excess of the amount by which the NAV per share was adjusted over the transaction price per share multiplied by the number of shares repurchased by MCC.

For the avoidance of doubt, the purpose of the new incentive fee calculation under the Fee Waiver Agreement is to permanently reduce aggregate fees payable to MCC Advisors by MCC, effective as of January 1, 2016. In order to ensure that MCC will pay MCC Advisors lesser aggregate fees on a cumulative basis, as calculated beginning January 1, 2016, at the end of each quarter, MCC also calculates the base management fee and incentive fee on net investment income owed by MCC to MCC Advisors based on the formula in place prior to January 1, 2016. If, at any time beginning January 1, 2016, the aggregate fees on a cumulative basis, as calculated based on the formula in place after January 1, 2016, would be greater than the aggregate fees on a cumulative basis, as calculated based on the formula in place prior to January 1, 2016, MCC Advisors shall only be entitled to the lesser of those two amounts.

The second component of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the MCC Investment Management Agreement as of the termination date) and equals 20.0% of MCC’s cumulative aggregate realized capital gains less cumulative realized capital losses, unrealized capital depreciation (unrealized depreciation on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to MCC Advisors.

Under GAAP, MCC calculates the second component of the incentive fee as if MCC had realized all assets at their fair values as of the reporting date. Accordingly, MCC accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. As the provisional capital gains incentive fee is subject to the performance of investments until there is a realization event, the amount of the provisional capital gains incentive fee accrued at a reporting date may vary from the capital gains incentive that is ultimately realized and the differences could be material.

As of June 30, 2019, MCC incurred base management fees payable to MCC Advisors of $9.0 million and did not incur any incentive fees related to pre-incentive fee net investment income.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee effective as of January 1, 2016 pursuant to the Fee Waiver Agreement:

Pre-incentive Fee Net Investment Income
(Expressed as a Percentage of the Value of Net Assets)

Example 1: Income Related Portion of Incentive Fee:

•        Quarter 1

•        NAV at the start of Quarter 1 = $100.0 million (1 million shares)

•        Quarter 1 Ordinary Income = $5.0 million

•        Quarter 1 Issue 1 million shares at $101 per share = $1.0 million

•        Quarter 1 Capital Gain = $1.0 million

•        Quarter 1 Hurdle Amount = $1.5 million (calculated based on a quarterly 1.5% hurdle rate)

•        Quarter 1 Catchup Amount = $1.81818 million (calculated based on a quarterly 1.81818% rate)

•        Quarter 2

•        NAV at the start of Quarter 2 = $100.0 million (1 million shares)

•        Quarter 2 Ordinary Income = $1.5 million

•        Quarter 2 Capital Gain = $1.0 million

•        Quarter 2 Hurdle Amount = $1.5 million (calculated based on a quarterly 1.5% hurdle rate)

•        Quarter 2 Catchup Amount = $1.81818 million (calculated based on a quarterly 1.81818% rate)

•        Quarter 3

•        NAV at the start of Quarter 3 = $100.0 million (1 million shares)

•        Quarter 3 Ordinary Income = $4.0 million

•        Quarter 3 Repurchase 500,000 shares at $99 per share = $0.50 million

•        Quarter 3 Capital Loss = ($8.0) million

•        Quarter 3 Hurdle Amount = $1.5 million (calculated based on a quarterly 1.5% hurdle rate)

•        Quarter 3 Catchup Amount = $1.81818 million (calculated based on a quarterly 1.81818% rate)

•        Quarter 4

•        NAV at the start of Quarter 4 = $100.0 million (1 million shares)

•        Quarter 4 Ordinary Income = $4.0 million

•        Quarter 4 Capital Gain = $3.0 million

•        Quarter 4 Hurdle Amount = $1.5 million (calculated based on a quarterly 1.5% hurdle rate)

•        Quarter 4 Catchup Amount = $1.81818 million (calculated based on a quarterly 1.81818% rate)

Determination of Incentive Fee Based on Income:

In Quarter 1, the Ordinary Income of $5.0 million exceeds the Hurdle Amount of $1.50 million and the Catchup Amount of $1.8182 million. There is $2 million of Net Capital Gains, including a capital gain of $1 million and accretion to MCC’s NAV of $1 million as a result of issuing shares at a transaction price that exceeds the NAV per share. As a result, an Incentive Fee based on income of $875,000 ((100% of $318,182) + (17.5% of $3,181,818)) is payable to MCC Advisors for Quarter 1.

In Quarter 2, the Quarter 2 Ordinary Income of $1.50 million does not exceed the Quarter 2 Hurdle Amount of $1.50 million, but the aggregate Ordinary Income for the Trailing Twelve Quarters of $6.50 million exceeds the aggregate Hurdle Amount for the Trailing Twelve Quarters of $3.0 million and the aggregate Catchup Amount for the Trailing Twelve Quarters of $3.6364 million. There are no Net Capital Losses. As a result, an Incentive Fee based on income of $262,500 ($1,137,500 (100% of $636,364) + (17.5% of 2,863,636) minus $875,000 paid in Quarter 1) would be payable to MCC Advisors for Quarter 2.

In Quarter 3, the aggregate Ordinary Income of the Trailing Twelve Quarters of $10.5 million exceeds the aggregate Hurdle Amount for the Trailing Twelve Quarters of $4.5 million and the aggregate Catchup Amount for the Trailing Twelve Quarters of $5.4545 million. However, there is an aggregate Net Capital Loss of ($4.5) million for the Trailing Twelve Quarters. As a result, the Incentive Fee Cap would apply. The Incentive Fee Cap equals $(87,500), calculated as follows:

(17.5% x ($10.5 million minus $4.5 million)) minus $1,137,500 paid in Quarters 1 and 2. Because the Incentive Fee Cap is a negative value, there is no Incentive Fee based on income payable to the adviser for Quarter 3.

In Quarter 4, the aggregate Ordinary Income of the Trailing Twelve Quarters of $14.50 million exceeds the aggregate Hurdle Amount for the Trailing Twelve Quarters of $6.0 million and the aggregate Catchup Amount for the Trailing Twelve Quarters of $7.2727 million. The calculation of the Incentive Fee based on income would be $1.40 million ($2,537,500 (100% of $1,272,727) + (17.5% of $7,227,272) minus $1,137,500 million paid in Quarters 1 and 2). However, there is an aggregate Net Capital Loss of $(1.50) million for the Trailing Twelve Quarters. As a result, the Incentive Fee Cap would apply. The Incentive Fee Cap equals $1,137,500 calculated as follows:

(17.5% X ($14.5 million minus $1.5 million)) minus $1,137,500. Because the Incentive Fee Cap is positive but less than the Incentive Fee based on Income of $1.40 million calculated prior to the Incentive Fee Cap, an Incentive Fee based on Income of $1,137,500 is payable to MCC Advisors for Quarter 4.

Example 2: Capital Gains Portion of Incentive Fee:

Alternative 1:

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

Year 2: Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million

Year 3: FMV of Investment B determined to be $25 million

Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

Year 1: None

Year 2: Capital gains incentive fee of $6.0 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%)

Year 3: None; $5.0 million (20.0% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6.0 million (previous capital gains fee paid in Year 2) (the $1.0 million difference would not be deducted from future capital gains incentive fees)

Year 4: Capital gains incentive fee of $200,000; $6.2 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6.0 million (capital gains fee paid in Year 2)

Alternative 2:

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

Year 4: FMV of Investment B determined to be $35 million

Year 5: Investment B sold for $20 million

The capital gains portion of the incentive fee would be:

Year 1: None

Year 2: Capital gains incentive fee of $5.0 million; 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less $5 million unrealized capital depreciation on Investment B)

Year 3: Capital gains incentive fee of $1.4 million; $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation on Investment B)) less $5.0 million capital gains fee received in Year 2

Year 4: None

Year 5: None; $5.0 million of capital gains incentive fee (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains fee paid in Year 2 and Year 3 (the $1.4 million difference would not be deducted from future capital gains incentive fees)

As noted above, in order to ensure that MCC will pay MCC Advisors a lesser base management fee and incentive fee on net investment income on a cumulative basis, as calculated beginning January 1, 2016, MCC will, at the end of each quarter, also calculate the base management fee and incentive fee on net investment income owed by MCC to MCC Advisors based on the formula in place prior to the Fee Waiver Agreement, and pay lesser of those two amounts. Set forth below is a description of the base management fee and the incentive fee on net investment income payable to MCC Advisors prior to the Fee Waiver Agreement.

Base Management Fee — Prior to Fee Waiver Agreement

The base management fee was calculated at an annual rate of 1.75% of MCC’s gross assets, and is payable quarterly in arrears. The base management fee is based on the average value of MCC’s gross assets at the end of the two most recently completed calendar quarters.

Incentive Fee — Prior to Fee Waiver Agreement

The incentive fee based on net investment income was calculated as 20.0% of the amount, if any, by which MCC’s pre-incentive fee net investment income, expressed as a rate of return on the value of MCC’s net assets calculated as of the end of the calendar quarter immediately preceding the calendar quarter for which the incentive fee is being calculated, exceeds a 2.0% (which is 8.0% annualized) hurdle rate but also includes a “catch-up” provision. Under this provision, in any calendar quarter, MCC Advisors receives no incentive fee until MCC’s net investment income equals the hurdle rate of 2.0%, but then receives, as a “catch-up”, 100% of MCC’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, MCC Advisors will receive 20% of MCC’s pre-incentive fee net investment income as if the hurdle rate did not apply. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that MCC receives from portfolio companies accrued during the calendar quarter, minus MCC’s operating expenses for the quarter including the base management fee, expenses payable under the MCC Administration Agreement, and any interest expense and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that MCC has not yet received in cash.

Payment of MCC’s Expenses

All investment professionals and staff of MCC Advisors, when, and to the extent, engaged in providing investment advisory and management services to MCC, and the compensation and routine overhead expenses of such personnel allocable to such services, is provided and paid for by MCC Advisors. MCC bears all other costs and expenses of its operations and transactions, including those relating to:

•        its organization and continued corporate existence;

•        calculating its NAV (including the cost and expenses of any independent valuation firms);

•        expenses, including travel expense, incurred by MCC Advisors or payable to third parties performing due diligence on prospective portfolio companies, monitoring its investments and, if necessary, enforcing its rights;

•        interest payable on debt incurred to finance its investments;

•        the costs of all offerings of common shares and other securities;

•        the base management fee and any incentive management fee;

•        distributions on its shares;

•        administration fees payable under the MCC Administration Agreement;

•        the allocated costs incurred by MCC Advisors as MCC’s administrator in providing managerial assistance to those portfolio companies that request it;

•        amounts payable to third parties relating to, or associated with, making investments;

•        transfer agent and custodial fees;

•        all registration and listing fees;

•        U.S. federal, state and local taxes;

•        independent directors’ fees and expenses;

•        costs of preparing and filing reports or other documents with the SEC or other regulators;

•        the costs of any reports, proxy statements or other notices to MCC Stockholders, including printing costs;

•        its fidelity bond;

•        directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•        indemnification payments;

•        direct costs and expenses of administration, including audit and legal costs; and

•        all other expenses reasonably incurred by MCC or MCC Advisors in connection with administering MCC’s business, such as the allocable portion of overhead under the MCC Administration Agreement, including rent and other allocable portions of the cost of the Chief Financial Officer and Chief Compliance Officer and their respective staffs (including travel expenses).

MCC reimburses MCC Advisors for costs and expenses incurred for office space rental, office equipment and utilities allocable to the performance by MCC Advisors of its duties under the MCC Administration Agreement, as well as any costs and expenses incurred relating to any non-investment advisory, administrative or operating services provided to MCC or in the form of managerial assistance to portfolio companies that request it.

From time to time, MCC Advisors pays amounts owed by MCC to third party providers of goods or services. MCC subsequently reimburses MCC Advisors for such amounts paid on MCC’s behalf.

Limitation of Liability and Indemnification

The MCC Investment Management Agreement provides that MCC Advisors and its officers, directors, employees, agents or controlling persons are not liable to MCC or any of the MCC Stockholders for any act or omission by it or its employees in the supervision or management of MCC’s investment activities or for any loss sustained by MCC, except that the foregoing exculpation does not extend to any act or omission constituting willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations under the MCC Investment Management Agreement. The MCC Investment Management Agreement also provides for indemnification by MCC of MCC Advisors’ members, directors, officers, employees, agents, associates and controlling persons for liabilities incurred by it in connection with their services to MCC, subject to the same limitations and to certain conditions.

Duration and Termination

The MCC Investment Management Agreement was initially approved by the MCC Board on November 3, 2010 and was executed on January 11, 2011. Pursuant to its terms and under the Investment Company Act, the MCC Investment Management Agreement had an initial two-year term, and then was subject to an annual approval by the MCC Board. Unless terminated earlier as described below, it will continue in effect from year to year if approved annually by the MCC Board or by the affirmative vote of the holders of a majority of MCC’s outstanding voting securities, including, in either case, approval by a majority of MCC’s directors who are not interested persons. The MCC Investment Management Agreement will automatically terminate in the event of its assignment. The MCC Investment Management Agreement may be terminated by either party without penalty upon not more than 60 days’ written notice to the other. See “Risk Factors — Risks Relating to MCC’s Business — MCC depends upon senior management personnel of MCC Advisors for MCC’s future success, and if MCC Advisors is unable to retain qualified personnel or if MCC Advisors loses any member of its senior management team, MCC’s ability to achieve its investment objective could be significantly harmed.”

Annual Board Approval of the Investment Management Agreement

On November 29, 2018, the MCC Board, at an in-person meeting, approved the renewal of the MCC Investment Management Agreement for an additional one-year term. Based on the information reviewed and the discussions held, the MCC Board, including a majority of the independent directors, concluded that the investment management fees and terms are reasonable in relation to the services to be provided and approved the MCC Investment Management Agreement for a period of one additional year, which will expire on January 9, 2020. In making its determination, the MCC Board took into account, among other things, its consideration and approval of the MCC Merger, consummation of which is subject to a number of conditions and approvals.

Administration Agreement

On January 19, 2011, MCC entered into an administration agreement with MCC Advisors. Pursuant to this agreement, MCC Advisors furnishes MCC with office facilities and equipment, clerical, bookkeeping, recordkeeping and other administrative services related to the operations of MCC. MCC reimburses MCC Advisors for its allocable portion of overhead and other expenses incurred by it performing its obligations under the MCC Administration Agreement, including rent and its allocable portion of the cost of MCC’s Chief Financial Officer and Chief Compliance Officer and their respective staff. From time to time, MCC’s administrator may pay amounts owed by MCC to third-party service providers and MCC will subsequently reimburse its administrator for such amounts paid on its behalf. As of June 30, 2019, MCC incurred $2.5 million in administrator expenses.

The MCC Board approved the continuation of the MCC Administration Agreement on November 29, 2018, which extended the term of the MCC Administration Agreement for an additional period of one year beginning on January 19, 2018. Based on the information relating to the terms of the MCC Administration Agreement and the discussions held, the MCC Board, including a majority of the non-interested directors, approved the MCC Administration Agreement as being in the best interests of MCC Stockholders. The MCC Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

License Agreement

MCC has entered into a license agreement with Medley Capital LLC under which Medley Capital LLC has agreed to grant MCC a non-exclusive, royalty-free license to use the name “Medley”. Under the license agreement, MCC will have a right to use the “Medley” name for so long as MCC Advisors or one of its affiliates remains MCC’s investment adviser. Other than with respect to this limited license, MCC has no legal right to the “Medley” name. This license agreement will remain in effect for so long as the MCC Investment Management Agreement with MCC Advisors is in effect.

Regulation

General

MCC has elected to be regulated as a BDC under the Investment Company Act. The Investment Company Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons”, as that term is defined in the Investment Company Act. In addition, the Investment Company Act provides that McKay not change the nature of its business so as to cease to be, or to withdraw its election as, a BDC unless approved by “a majority of its outstanding voting securities.”

MCC may invest up to 100% of its assets in securities acquired directly from issuers in privately negotiated transactions. MCC does not intend to acquire securities issued by any investment company that exceed the limits imposed by the Investment Company Act. Under these limits, except for registered money market funds, MCC generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of its total assets in the securities of one investment company or invest more than 10% of the value of its total assets in the securities of more than one investment company. With regard to that portion of MCC’s portfolio invested in securities issued by investment companies, it should be noted that such investments might subject MCC Stockholders to additional expenses. None of MCC’s investment policies are fundamental and any may be changed without MCC Stockholder approval.

On March 23, 2018, the SBCA was signed into law and, among other things, instructs the SEC to issue rules or amendments to rules allowing BDCs to use the same securities offering and proxy rules that are available to operating companies, including, among other things, allowing BDCs to incorporate by reference in registration statements filed with the SEC and allow certain BDCs to file shelf registration statements that are automatically effective and take advantage of other benefits available to “well-known seasoned issuers” as defined in rules promulgated under the Securities Act. On March 20, 2019, the SEC proposed rule amendments to implement certain provisions of the SBCA; however, as of the date of this Amended Joint Proxy Statement/Prospectus, MCC does not know if and when the proposed rules relating to this legislation will be implemented.

Qualifying Assets

Under the Investment Company Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the Investment Company Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the BDC’s total assets. The principal categories of qualifying assets relevant to MCC’s business are the following:

(1)    Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the Investment Company Act as any issuer which:

•        is organized under the laws of, and has its principal place of business in, the United States;

•        is not an investment company (other than a small business investment company wholly owned by MCC) or a company that would be an investment company but for certain exclusions under the Investment Company Act; and

•        satisfies either of the following:

•        has a market capitalization of less than $250 million or does not have any class of securities listed on a national securities exchange; or

•        is controlled by a BDC or a group of companies including a BDC, the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result thereof, the BDC has an affiliated person who is a director of the eligible portfolio company.

(2)    Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and MCC already owns 60% of the outstanding equity of the eligible portfolio company.

(3)    Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.

(4)    Securities of any eligible portfolio company which MCC controls.

(5)    Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(6)    Cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.

The regulations defining and interpreting qualifying assets may change over time. MCC may adjust its investment focus needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions in this area.

Managerial Assistance to Portfolio Companies

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in “— Qualifying Assets” above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% requirement, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance. Where the BDC purchases such securities in conjunction with one or more other persons acting together, the BDC will satisfy this test if one of the other persons in the group makes available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets”, as described above, MCC’s investments may consist of cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, which MCC refers to, collectively, as temporary investments, so that 70% of its assets are qualifying assets. Typically, MCC will invest in highly rated commercial paper, U.S. Government agency notes, and U.S. Treasury bills or in repurchase agreements relating to such securities that are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as MCC, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of MCC’s assets that may be invested in such repurchase agreements. However, certain diversification tests in order to qualify as a RIC for U.S. federal income tax purposes will typically require MCC to limit the amount it invests with any one counterparty. MCC Advisors will monitor the creditworthiness of the counterparties with which MCC enters into repurchase agreement transactions.

Senior Securities

MCC is permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to MCC Common Stock if its asset coverage, as defined in the Investment Company Act, is at least equal to 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) immediately after each such issuance. As of June 30, 2019, MCC’s asset coverage was 191% after giving effect to leverage and therefore MCC’s asset coverage is below 200%, the minimum asset coverage requirement under the Investment Company Act. As a result, MCC is prohibited from making distributions to MCC Stockholders and may not employ further leverage until MCC’s asset coverage is at least 200% after giving effect to such leverage. In addition, while any preferred stock or publicly traded debt securities are outstanding, MCC may be prohibited from making distributions to MCC Stockholders or the repurchasing of such securities or shares unless MCC meets the applicable asset coverage ratios at the time of the distribution or repurchase. MCC may also borrow amounts up to 5% of the value of its total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Related to MCC — Risks Related to MCC’s Business — If MCC uses borrowed funds to make investments or fund its business operations, MCC will be exposed to risks typically associated with leverage which will increase the risk of investing in MCC.”

Code of Ethics

MCC and MCC Advisors have each adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by MCC, so long as such investments are made in accordance with the code of ethics’ requirements. MCC has adopted a Code of Ethics which applies to, among others, MCC’s senior officers, including its Chief Executive Officer and its Chief Financial Officer, as well as every officer, director, employee and access person (as defined within MCC’s Code of Ethics) of MCC. MCC’s Code of Ethics can be accessed via its website at http://www.medleycapitalcorp.com. MCC intends to disclose any amendments to or waivers from any required provision of the Code of Ethics on Form 8-K.

Privacy Policy

MCC is committed to maintaining the privacy of MCC Stockholders and to safeguarding its non-public personal information. The following information is provided to help you understand what personal information MCC collects, how it protects that information and why, in certain cases, it may share information with select other parties.

Generally, MCC does not receive any nonpublic personal information relating to MCC Stockholders, although certain nonpublic personal information of MCC Stockholders may become available to MCC. MCC does not disclose any nonpublic personal information about MCC Stockholders or former MCC Stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third party administrator).

MCC restricts access to nonpublic personal information about MCC Stockholders to MCC Advisors’ employees with a legitimate business need for the information. MCC maintains physical, electronic and procedural safeguards designed to protect the nonpublic personal information of MCC Stockholders.

Proxy Voting Policies and Procedures

MCC has delegated its proxy voting responsibility to MCC Advisors. The Proxy Voting Policies and Procedures of MCC Advisors are set forth below. The guidelines are reviewed periodically by MCC Advisors and the MCC Board’s independent directors, and, accordingly, are subject to change.

MCC Advisors is registered with the SEC as an investment adviser under the Advisers Act. As an investment adviser registered under the Advisers Act, MCC Advisors will have fiduciary duties to MCC. As part of this duty, MCC Advisors recognizes that it must vote client securities in a timely manner free of conflicts of interest and in MCC’s best interests and the best interests of MCC Stockholders. MCC Advisors’ Proxy Voting Policies and Procedures have been formulated to ensure decision-making consistent with these fiduciary duties.

These policies and procedures for voting proxies for its investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

MCC Advisors evaluates routine proxy matters, such as proxy proposals, amendments or resolutions on a case-by-case basis. Routine matters are typically proposed by management and MCC Advisors will normally support such matters so long as they do not measurably change the structure, management control, or operation of the corporation and are consistent with industry standards as well as the corporate laws of the state of incorporation.

MCC Advisors also evaluates non-routine matters on a case-by-case basis. Non-routine proposals concerning social issues are typically proposed by MCC Stockholders who believe that the corporation’s internally adopted policies are ill-advised or misguided. If MCC Advisors has determined that management is generally socially responsible, MCC Advisors will generally vote against these types of non-routine proposals. Non-routine proposals concerning financial or corporate issues are usually offered by management and seek to change a corporation’s legal, business or financial structure. MCC Advisors will generally vote in favor of such proposals provided the position of current MCC Stockholders is preserved or enhanced. Non-routine proposals concerning stockholder rights are made regularly by both management and stockholders. They can be generalized as involving issues that transfer or realign board or stockholder voting power. MCC Advisors typically would oppose any proposal aimed solely at thwarting potential takeovers by requiring, for example, super-majority approval. At the same time, MCC Advisors believes stability and continuity promote profitability. MCC Advisors’ guidelines in this area seek a balanced view and individual proposals will be carefully assessed in the context of their particular circumstances.

If a vote may involve a material conflict of interest, prior to approving such vote, MCC Advisors must consult with its Chief Compliance Officer to determine whether the potential conflict is material and if so, the appropriate method to resolve such conflict. If the conflict is determined not to be material, MCC Advisors’ employees shall vote the proxy in accordance with MCC Advisors’ proxy voting policy.

Proxy Voting Records

You may obtain information about how MCC voted proxies by making a written request for proxy voting information to:

Chief Compliance Officer

Medley Capital Corporation

280 Park Avenue, 6th Floor East

New York, NY 10017

Other

Under the Investment Company Act, MCC is not generally able to issue and sell MCC Common Stock at a price below NAV per share. MCC may, however, issue and sell MCC Common Stock, at a price below the current NAV of the MCC Common Stock, or issue and sell warrants, options or rights to acquire such MCC Common Stock, at a price below the current NAV of the MCC Common Stock if the MCC Board determines that such sale is in MCC’s best interest and in the best interests of MCC Stockholders, and MCC Stockholders have approved MCC’s policy and practice of making such sales within the preceding 12 months. In any such case, the price at which MCC’s securities are to be issued and sold may not be less than a price which, in the determination of the MCC Board, closely approximates the market value of such securities. However, MCC currently does not have the requisite stockholder approval, nor does it have any current plans to seek stockholder approval, to sell or issue shares of MCC Common Stock at a price below NAV per share.

In addition, at MCC’s 2012 Annual Meeting of Stockholders, MCC received approval from MCC Stockholders to authorize MCC, with the approval of the MCC Board, to issue securities to, subscribe to, convert to, or purchase shares of the MCC Common Stock in one or more offerings, subject to certain conditions as set forth in the proxy statement. Such authorization has no expiration.

MCC expects to be periodically examined by the SEC for compliance with the Investment Company Act.

MCC is required to provide and maintain a bond issued by a reputable fidelity insurance company to protect MCC against larceny and embezzlement. Furthermore, as a BDC, MCC is prohibited from protecting any director or officer against any liability to it or MCC Stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

MCC and MCC Advisors adopted written policies and procedures reasonably designed to prevent violation of the federal securities laws, and will review these policies and procedures annually for their adequacy and the effectiveness of their implementation. MCC and MCC Advisors have designated a Chief Compliance Officer to be responsible for administering the policies and procedures.

Election to be Taxed as a RIC

As a BDC, MCC has elected and qualified to be treated as a RIC under Subchapter M of the Code. As a RIC, MCC generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that it timely distributes to MCC Stockholders as dividends. To qualify as a RIC, MCC must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, MCC must distribute to MCC Stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses (the “Distribution Requirement”).

Taxation as a RIC

As a RIC, if MCC satisfies the Distribution Requirement, it will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain, defined as net long-term capital gains in excess of net short-term capital losses, MCC distributes to MCC Stockholders. MCC will be subject to U.S. federal income tax at regular corporate rates on any net income or net capital gain not distributed to MCC Stockholders.

MCC will be subject to a nondeductible U.S. federal excise tax of 4% on undistributed income if it does not distribute at least 98% of its ordinary income in any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31. Depending on the level of investment company taxable income (“ICTI”) earned in a tax year, MCC may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI. To the extent that MCC determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for excise tax purposes, MCC accrues excise tax, if any, on estimated excess taxable income as taxable income is earned.

In order to qualify as a RIC for U.S. federal income tax purposes, MCC must, among other things:

•        qualify to be treated as a BDC under the Investment Company Act at all times during each taxable year;

•        derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, or other income derived with respect to its business of investing in such stock or securities, and net income derived from interests in “qualified publicly traded partnerships” (partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends and other permitted RIC income) (the “90% Income Test”); and

•        diversify its holdings so that at the end of each quarter of the taxable year:

•        at least 50% of the value of its assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of its assets or more than 10% of the outstanding voting securities of the issuer; and

•        no more than 25% of the value of its assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by MCC and that are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships (the “Diversification Tests”).

MCC may invest in partnerships, including qualified publicly traded partnerships, which may result in its being subject to state, local or foreign income and franchise or withholding liabilities.

Any underwriting fees paid by MCC are not deductible. MCC may be required to recognize taxable income in circumstances in which MCC does not receive cash. For example, if MCC holds debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, with increasing interest rates or issued with warrants), MCC must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by MCC in the same taxable year. Because any original issue discount accrued will be included in its investment company taxable income for the year of accrual, MCC may be required to make a distribution to MCC Stockholders in order to satisfy the Distribution Requirement, even though MCC will not have received any corresponding cash amount.

Certain of MCC’s investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment, (3) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (4) convert lower-taxed long term capital gain into higher-taxed short-term capital gain or ordinary income, (5) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (6) cause MCC to recognize income or gain without a corresponding receipt of cash, (7) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (8) adversely alter the characterization of certain complex financial transactions and (9) produce income that will not be qualifying income for purposes of the 90% Income Test. MCC intends to monitor its transactions and may make certain tax elections to mitigate the effect of these provisions and prevent its disqualification as a RIC.

Gains or losses realized by MCC from warrants acquired as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long term or short term, depending on how long MCC held a particular warrant.

Although MCC does not presently expect to do so, MCC is authorized to borrow funds and to sell assets in order to satisfy the Distribution Requirement or the excise tax requirement. However, under the Investment Company Act, MCC is not permitted to make distributions to MCC Stockholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “— Senior Securities” above. Moreover, MCC’s ability to dispose of assets to meet its distribution requirements may be limited by (1) the illiquid nature of its portfolio and/or (2) other requirements relating to its qualification as a RIC, including the Diversification Tests. If MCC disposes of assets in order to meet the Distribution Requirement or the excise tax requirement, MCC may make such dispositions at times that, from an investment standpoint, are not advantageous.

Some of the income and fees that MCC may recognize will not satisfy the 90% Income Test. In order to ensure that such income and fees do not disqualify MCC as a RIC for a failure to satisfy the 90% Income Test, MCC may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce its return on such income and fees.

Failure to Qualify as a RIC

If MCC were unable to continue to qualify for treatment as a RIC, MCC would be subject to tax on all of its taxable income at regular corporate rates. MCC would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to MCC Stockholders as ordinary dividend income to the extent of its current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends received deduction. Distributions in excess of its current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. If MCC fails to qualify as a RIC for a period greater than two taxable years, to qualify as a RIC in a subsequent year MCC may be subject to regular corporate tax on any net built-in gains with respect to certain of its assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if MCC had been liquidated) that MCC elects to recognize on requalification or when recognized over the next five years.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF MCC

The information contained in this section should be read in conjunction with the “Selected Financial and Other Data of MCC,” the “Unaudited Selected Pro Forma Consolidated Financial Data,” the “Unaudited Pro Forma Condensed Consolidated Financial Statements” and MCC’s, Sierra’s, and MDLY’s financial statements and notes thereto appearing elsewhere in this Amended Joint Proxy Statement/Prospectus.

MCC cannot assure you that the MCC Merger will be completed as scheduled, or at all. See “Special Factors” and the “Description of the Amended MCC Merger Agreement,” “Description of the Amended MDLY Merger Agreement,” and “Risk Factors” for a description of the principal risks relating to the Mergers, risks relating to the Combined Company if both Mergers are consummated, Sierra, MCC, and MDLY.

Overview

MCC is an externally-managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act. In addition, MCC has elected, and intends to qualify annually, to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code.

MCC commenced operations and completed its initial public offering on January 20, 2011. MCC’s investment activities are managed by MCC Advisors and supervised by the MCC Board, of which a majority of the members are independent of MCC.

MCC’s investment objective is to generate current income and capital appreciation by lending to privately-held middle market companies, primarily through directly originated transactions, to help these companies fund acquisitions, growth or refinancing. MCC’s portfolio generally consists of senior secured first lien term loans and senior secured second lien term loans. Occasionally, MCC receives warrants or other equity participation features, which it believes will increase the total investment returns.

On January 23, 2018, MCC entered into a deed of trust (including the schedules thereto, the “Deed”), between MCC and Mishmeret Trust Company, Ltd. as trustee (the “Trustee”), in connection with a public offering in Israel of $121.1 million of the 2024 Notes. The 2024 Notes will mature on February 27, 2024 and the principal will be payable in four annual installments, of which 25% will be payable on each February 27 for the years 2021 through 2024. The 2024 Notes are listed on the TASE and denominated in New Israeli Shekels, but linked to the US Dollar at a fixed exchange rate which mitigates any currency exposure to MCC. The 2024 Notes have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration under the Securities Act or in transactions exempt from, or not subject to, such registration requirements. In connection with this offering, MCC has dual listed MCC Common Stock on TASE. On August 12, 2019, MCC and Medley Small Business Fund and Medley SLF, on the other hand, and the Trustee, on the other hand, entered into an amendment to the Deed. See “Financial Condition, Liquidity and Capital Resources — Unsecured Notes - 2024 Notes.”

As a BDC, MCC is required to comply with certain regulatory requirements. For instance, MCC generally has to invest at least 70% of its total assets in “qualifying assets,” including securities of private or thinly traded public U.S. companies, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, MCC is only allowed to borrow money such that MCC’s asset coverage, as defined in the Investment Company Act, equals at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) after such borrowing, with certain limited exceptions. As of June 30, 2019, MCC’s asset coverage is 191% after giving effect to leverage and, as a result, may not employ further leverage until MCC’s asset coverage is at least 200% after giving effect to such leverage. To maintain its RIC tax treatment, MCC must meet specified source-of-income and asset diversification requirements. In addition, to maintain its RIC tax treatment, MCC must timely distribute at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, for the taxable year.

Agreements and Plan of Mergers

On August 9, 2018, MCC entered into a definitive agreement to merge with Sierra. Pursuant to the MCC Merger Agreement, MCC would, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving entity in the MCC Merger. Under the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time, other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries, would be converted into the right to receive 0.8050 shares of the Sierra Common Stock. Simultaneously, pursuant to MDLY Merger Agreement, Sierra, and Merger Sub, MDLY would, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger, and MDLY’s existing asset management business would continue to operate as a wholly owned subsidiary of the Combined Company. In the MDLY Merger, each share of MDLY Class A Common Stock, issued and outstanding immediately prior to the MDLY Merger Effective Time, other than MDLY Merger Dissenting Shares and shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly owned subsidiaries, would be converted into the right to receive (i) 0.3836 shares of Sierra Common Stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY’s Stockholders would have the right to receive certain dividends and/or other payments. If the Mergers are successfully consummated, Sierra Common Stock would be listed on the NYSE under the symbol “SRA” and the TASE, with such listings expected to be effective as of the closing date of the Mergers. Upon completion of the Mergers, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by MCC Advisors, its wholly controlled adviser subsidiary.

On February 11, 2019, the MCC Stockholder Action commenced in the Delaware Court of Chancery by FrontFour Capital Group LLC and FrontFour Master Fund, Ltd (collectively, “FrontFour”) against Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, Sierra, MCC, MCC Advisors, Medley Group LLC, and Medley LLC. The complaint alleged that the Company’s directors (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC Stockholders in connection with the MCC Merger, and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Delaware Court of Chancery issued the Delaware Decision denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by FrontFour in its complaint. The Delaware Court of Chancery held that the MCC Board breached their fiduciary duties in entering into the MCC Merger, but rejected FrontFour’s claim that Sierra aided and abetted those breaches of fiduciary duties. The Delaware Court of Chancery ordered defendants to issue corrective disclosures consistent with the Delaware Decision, and enjoined a vote of MCC Stockholders on the MCC Merger until such disclosures have been made and stockholders have had the opportunity to assimilate this information.

On April 15, 2019, certain parties in the MCC Stockholder Action reached agreement on the principal terms of a settlement, which were contained in the Term Sheet, dated April 15, 2019, among Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, the Company, MCC Advisors, Medley LLC, and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand. The Term Sheet is intended to form the basis of a mutually agreeable definitive stipulation of settlement to be negotiated by the parties in the MCC Stockholder Action. The Term Sheet provides that the Company will seek to obtain the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement. If the foregoing amendments are entered into they will, among other matters (as described in further detail in the Term Sheet): (a) extend the MCC Merger Outside Date to October 31, 2019; (b) permit the MCC Special Committee to undertake a sixty-day “go shop” process to solicit superior transactions to the MCC Merger and (c) if the MCC Merger is consummated, create a settlement fund, consisting of $17 million in cash and $30 million of Sierra Common Stock, with the number of shares of Sierra Common Stock to be calculated using the pro forma NAV reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to the Eligible Class Members. In connection with the Term Sheet, MDLY has executed an acknowledgement and agreement to take certain actions, including consenting to certain amendments to the MCC Merger Agreement and the MDLY Merger Agreement, in furtherance of the transactions contemplated thereby.

In addition, the Term Sheet provides that MCC and FrontFour will enter into a Governance Agreement pursuant to which, among other matters, FrontFour will be subject to customary standstill restrictions and be required to vote in favor of the MCC Merger at a meeting of stockholders to approve the MCC Merger Agreement and in favor of the directors nominated by the MCC Board for election at MCC’s 2019 annual meeting of MCC Stockholders.

Under the Term Sheet, the parties have agreed to cooperate to reduce the agreements reflected therein to a Settlement, and to obtain approval of the Delaware Court of Chancery as soon as reasonably practicable thereafter. The Settlement will provide for mutual releases between and among FrontFour and the Settlement Class, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the MCC Stockholder

Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the MCC Stockholder Action and all claims that were or could have been asserted (other than claims against NexPoint Advisors, L.P. and its affiliates) in the Federal Action, and FrontFour and the Settlement Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

Under the Term Sheet, MCC and FrontFour have also undertaken to work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement consistent with the Delaware Decision.

If the contemplated amendments to the MCC Merger Agreement and the MDLY Merger Agreement have not been entered into by May 15, 2019, the Term Sheet may be terminated by MCC or FrontFour. The contemplated amendments to the MCC Merger Agreement and the MDLY Merger Agreement require the agreement of Sierra and there can be no assurance that such agreement will be obtained or that agreements on the amendments to the MCC Merger Agreement and the MDLY Merger Agreement will be reached.

Revenues

MCC generates revenue in the form of interest income on the debt that it holds and capital gains, if any, on warrants or other equity interests that it may acquire in portfolio companies. MCC invests its assets primarily in privately held companies with enterprise or asset values between $25 million and $250 million and focuses on investment sizes of $10 million to $50 million. MCC believes that pursuing opportunities of this size offers several benefits including reduced competition, a larger investment opportunity set and the ability to minimize the impact of financial intermediaries. MCC expects its debt investments to bear interest at either a fixed or floating rate. Interest on debt will be payable generally either monthly or quarterly. In some cases, MCC’s debt investments may provide for a portion of the interest to be PIK. To the extent interest is PIK, it will be payable through the increase of the principal amount of the obligation by the amount of interest due on the then-outstanding aggregate principal amount of such obligation. The principal amount of the debt and any accrued but unpaid interest will generally become due at the maturity date. In addition, MCC may generate revenue in the form of commitment, origination, structuring or diligence fees, fees for providing managerial assistance or investment management services and possibly consulting fees. Any such fees will be generated in connection with MCC’s investments and recognized as earned.

Expenses

MCC’s primary operating expenses include the payment of management and incentive fees pursuant to the MCC Investment Management Agreement MCC has with MCC Advisors and overhead expenses, including its allocable portion of MCC’s administrator’s overhead under the MCC Administration Agreement. MCC’s management and incentive fees compensate MCC Advisors for its work in identifying, evaluating, negotiating, closing and monitoring MCC’s investments. MCC bears all other costs and expenses of MCC’s operations and transactions, including those relating to:

•        MCC’s organization and continued corporate existence;

•        calculating its NAV (including the cost and expenses of any independent valuation firms);

•        expenses incurred by MCC Advisors payable to third parties, including agents, consultants or other advisers, in monitoring MCC’s financial and legal affairs and in monitoring its investments and performing due diligence on its prospective portfolio companies;

•        interest payable on debt, if any, incurred to finance MCC’s investments;

•        the costs of all offerings of MCC Common Stock and other securities, if any;

•        the base management fee and any incentive fee;

•        distributions on MCC’s shares;

•        administration fees payable under the MCC Administration Agreement;

•        the allocated costs incurred by MCC Advisors in providing managerial assistance to those portfolio companies that request it;

•        amounts payable to third parties relating to, or associated with, making investments;

•        transfer agent and custodial fees;

•        registration fees and listing fees;

•        U.S. federal, state and local taxes;

•        independent director fees and expenses;

•        costs of preparing and filing reports or other documents with the SEC or other regulators;

•        the costs of any reports, proxy statements or other notices to MCC stockholders, including printing costs;

•        MCC’s fidelity bond;

•        directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•        indemnification payments;

•        direct costs and expenses of administration, including audit and legal costs; and

•        all other expenses reasonably incurred by MCC or MCC Advisors in connection with administering MCC’s business, such as the allocable portion of overhead under the MCC Administration Agreement, including rent and other allocable portions of the cost of MCC’s Chief Financial Officer and Chief Compliance Officer and their respective staffs (including travel expenses).

Portfolio and Investment Activity

As of June 30, 2019 and September 30, 2018, MCC’s portfolio had a fair market value of approximately $475.8 million and $655.4 million, respectively. The following table summarizes MCC’s portfolio and investment activity during the three months ended June 30, 2019 and 2018 (dollars in thousands):

	For the three months ended June 30		For the nine months ended June 30
	2019	2018	2019	2018
Investments made in new portfolio companies	$678	$13,037	$1,326	$94,094
Investments made in existing portfolio companies	6,018	16,800	57,759	38,676
Aggregate amount in exits and repayments	(120,150)	(117,717)	(194,914)	(245,113)
Net investment activity	$(113,454)	$(87,880)	$(135,829)	$(112,343)

Portfolio Companies, at beginning of period	60	64	67	64
Number of new portfolio companies	1	2	3	10
Number of exited portfolio companies	(7)	(4)	(16)	(12)
Portfolio companies, at end of period	54	62	54	62
Number of investments in existing portfolio companies	7	12	21	16

The following table summarizes the amortized cost and the fair value of MCC’s average portfolio company investment, including the equity investment in the MCC Senior Loan Strategy JV I LLC (“MCC JV”), and largest portfolio company investment, excluding the equity investment in the MCC JV, as of June 30, 2019 and September 30, 2018 (dollars in thousands):

	June 30, 2019		September 30, 2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Average portfolio company investment	$10,353	$8,811	$11,413	$9,783
Largest portfolio company investment	32,413	32,413	31,469	31,469

The following table summarizes the amortized cost and the fair value of investments as of June 30, 2019 (dollars in thousands):

	Amortized Cost	Percentage	Fair Value	Percentage
Senior Secured First Lien Term Loans	$303,120	54.2%	$228,938	48.1%
Senior Secured Second Lien Term Loans	38,112	6.8	35,448	7.4
Senior Secured First Lien Notes	20,000	3.6	19,484	4.1
Unsecured Debt	2,657	0.5	2,657	0.6
MCC Senior Loan Strategy JV I LLC	78,575	14.0	72,822	15.3
Equity/Warrants	116,611	20.9	116,430	24.5
Total	$559,075	100.0%	$475,779	100.0%

The following table summarizes the amortized cost and the fair value of investments as of September 30, 2018 (dollars in thousands):

	Amortized Cost	Percentage	Fair Value	Percentage
Senior Secured First Lien Term Loans	$475,801	62.2%	$395,015	60.3%
Senior Secured Second Lien Term Loans	49,162	6.4	48,890	7.5
Senior Secured First Lien Notes	20,000	2.6	19,268	2.9
Unsecured Debt	26,108	3.4	3,381	0.5
MCC Senior Loan Strategy JV I LLC	78,575	10.3	78,371	11.9
Equity/Warrants	115,040	15.1	110,505	16.9
Total	$764,686	100.0%	$655,430	100.0%

As of June 30, 2019, MCC’s income-bearing investment portfolio, which represented 79.8% of its total portfolio, had a weighted average yield based upon cost of its portfolio investments of approximately 9.5%, and 76.6% of MCC’s income-bearing investment portfolio bore interest based on floating rates, such as LIBOR, while 23.4% of its income-bearing investment portfolio bore interest at fixed rates. As of June 30, 2019, the weighted average yield based upon cost of MCC’s total portfolio was approximately 5.3%. The weighted average yield of MCC’s total portfolio does not represent the total return to MCC Stockholders.

MCC Advisors regularly assesses the risk profile of each of MCC’s investments and rates each of them based on the following categories, which MCC refers to as MCC Advisors’ investment credit rating:

Credit Rating	Definition
1	Investments that are performing above expectations.
2	Investments that are performing within expectations, with risks that are neutral or favorable compared to risks at the time of origination.
All new loans are rated ‘2’.
3	Investments that are performing below expectations and that require closer monitoring, but where no loss of interest, dividend or principal is expected.
Companies rated ‘3’ may be out of compliance with financial covenants, however, loan payments are generally not past due.
4	Investments that are performing below expectations and for which risk has increased materially since origination.
Some loss of interest or dividend is expected but no loss of principal.
In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 180 days past due).
5	Investments that are performing substantially below expectations and whose risks have increased substantially since origination.
Most or all of the debt covenants are out of compliance and payments are substantially delinquent.
Some loss of principal is expected.

The following table shows the distribution of MCC’s investments on the 1 to 5 investment performance rating scale at fair value as of June 30, 2019 and September 30, 2018 (dollars in thousands):

	June 30, 2019		September 30, 2018
Investment Performance Rating	Fair Value	Percentage	Fair Value	Percentage
1	$126,494	26.6%	$50,245	7.7%
2	162,245	34.1	448,240	68.4
3	151,322	31.8	106,236	16.2
4	—	—	503	0.1
5	35,718	7.5	50,206	7.6
Total	$475,779	100.0%	$655,430	100.0%

Results of Operations

Operating results for the three and nine months ended June 30, 2019 and 2018 are as follows (dollars in thousands):

	For the three months ended June 30		For the nine months ended June 30
	2019	2018	2019	2018
Total investment income	$11,394	$13,945	$38,183	$51,611
Total expenses, net	15,217	13,041	50,841	39,790
Net investment income before excise taxes	(3,823)	904	(12,658)	11,821
Excise tax expense	—	—	—	(158)
Net investment income	(3,823)	904	(12,658)	11,663
Net realized gains/(losses) from investments	(8,963)	(35,000)	(76,301)	(58,352)
Net unrealized appreciation/(depreciation) on investments	(15,649)	7,247	25,961	(40,006)
Change in provision for deferred taxes on unrealized (appreciation)/depreciation on investments	—	194	—	474
Loss on extinguishment of debt	(1,806)	(11)	(1,929)	(1,168)
Net increase/(decrease) in net assets resulting from operations	$(30,241)	$(26,666)	$(64,927)	$(87,389)

Investment Income

For the three months ended June 30, 2019, investment income totaled $11.4 million, of which $10.2 million was attributable to portfolio interest and dividend income, and $1.2 million to fee income. For the nine months ended June 30, 2019, investment income totaled $38.2 million, of which $36.2 million was attributable to portfolio interest and dividend income, and $2.0 million to fee income.

For the three months ended June 30, 2018, investment income totaled $13.9 million, of which $13.1 million was attributable to portfolio interest and dividend income, and $0.8 million to fee income. For the nine months ended June 30, 2018, investment income totaled $51.6 million, of which $48.4 million was attributable to portfolio interest and dividend income, and $3.2 million to fee income.

Operating Expenses

Operating expenses for the three and nine months ended June 30, 2019 and 2018 are as follows (dollars in thousands):

	For the three months ended June 30		For the nine months ended June 30
	2019	2018	2019	2018
Base management fees	$2,689	$3,533	$8,958	$11,376
Incentive fees	—	—	—	—
Interest and financing expenses	6,834	6,754	18,741	20,983
Professional fees	3,223	679	14,580	1,821
General and administrative	1,162	474	4,647	1,903
Administrator expenses	762	950	2,462	2,774
Directors fees	420	521	1,089	919
Insurance	127	130	364	394
Expenses before management and incentive fee waivers	15,217	13,041	50,841	40,170
Management fee waiver	—	—	—	(380)
Incentive fee waiver	—	—	—	—
Expenses, net of management and incentive fee waivers	$15,217	$13,041	$50,841	$39,790

For the three months ended June 30, 2019, total operating expenses before management and incentive fee waivers increased by $2.2 million, or 16.7%, compared to the three months ended June 30, 2018. For the nine months ended June 30, 2019, total operating expenses before management and incentive fee waivers increased by $10.7 million, or 26.6%, compared to the nine months ended June 30, 2018.

Interest and Financing Expenses

Interest and financing expenses for the three months ended June 30, 2019 increased by $0.1 million, or 1.2%, compared to the three months ended June 30, 2018. The increase in interest and financing expenses was primarily due to the prepayment of interest through September 1, 2019 made in connection with the $135.0 million in aggregate repayments of the SBA Debentures relating to SBIC Subsidiary’s surrender of its SBIC license, and increases in the interest rate on the 2024 Notes, offset by the decrease of interest from the voluntary satisfaction and termination of the MCC Revolving Credit Facility, the redemption of the 2023 Notes on March 12, 2018 and December 31, 2018, respectively.

Interest and financing expenses for the nine months ended June 30, 2019 decreased by $2.2 million, or 10.7%, compared to the nine months ended June 30, 2018. The decrease in interest and financing expenses was primarily due to the $102.0 million voluntary repayment of the MCC Revolving Credit Facility, the voluntary satisfaction and termination of the MCC Revolving Credit Facility, the redemption of $13.0 million and $12.0 million of the 2023 Notes on March 12, 2018 and December 31, 2018, respectively, partially offset by the issuance of and subsequent rate increases on the 2024 Notes.

Base Management Fees and Incentive Fees

Base management fees for the three months ended June 30, 2019 decreased by $0.8 million, or 23.9%, compared to the three months ended June 30, 2018 due to the decline in the portfolio in the period. MCC did not incur incentive fees for the three months ended June 30, 2019 and 2018.

Base management fees for the nine months ended June 30, 2019 decreased by $2.0 million, or 18.5%, compared to the nine months ended June 30, 2018 due to the decline in the portfolio in the period. MCC did not incur incentive fees for the nine months ended June 30, 2019 and 2018.

Professional Fees and Other General and Administrative Expenses

Professional fees and general and administrative expenses for the three months ended June 30, 2019 increased by $2.9 million, or 106.8%, compared to the three months ended June 30, 2018 primarily due to an increase in legal expenses, proxy soliciting expenses, and other administrative expenses in connection with the MCC Merger, offset by a decrease in directors expenses and other general administrative expenses.

Professional fees and general and administrative expenses for the nine months ended June 30, 2019 increased by $15.3 million, or 196.3%, compared to the nine months ended June 30, 2018 primarily due to an increase in legal expenses, directors expenses, proxy soliciting expenses, and administrative expenses in connection with the MCC Merger, offset by a decrease in valuation expenses, other general administrative expenses, and insurance expenses.

Net Realized Gains/Losses from Investments

MCC measures realized gains or losses by the difference between the net proceeds from the disposition and the amortized cost basis of an investment, without regard to unrealized gains or losses previously recognized.

During the three months ended June 30, 2019, MCC recognized $8.9 million of net realized losses on its portfolio investments. The realized losses were primarily attributable to the non-cash restructuring of one of MCC’s portfolio investments, partially offset by a realized gain resulting from exercising warrants and converting junior preferred equity in one portfolio company into common shares of a new portfolio company. During the nine months ended June 30, 2019, MCC recognized $76.3 million of realized losses on its portfolio investments. The realized losses were primarily due to the non-cash restructuring of two of MCC’s investments as well as the write-off of certain investments in two portfolio companies, offset by the conversion of the warrants and junior preferred equity mentioned above.

During the three and nine months ended June 30, 2018, MCC recognized $35.0 million and $58.4 million of realized loss on its portfolio investments, respectively, primarily due to the non-cash restructuring transaction of certain investments and the sale of one of its investments.

Net Realized Loss on Extinguishment of Debt

In the event that MCC modifies or extinguishes its debt prior to maturity, MCC accounts for it in accordance with ASC 470-50, Modifications and Extinguishments, in which MCC measures the difference between the reacquisition price of the debt and the net carrying amount of the debt, which includes any unamortized debt issuance costs.

During the three months ended June 30, 2019, MCC recognized a loss on extinguishment of debt of $1.8 million from the pre-payment of $135.0 million of SBA Debentures in connection with SBIC Subsidiary’s surrender of its SBIC license.

During the nine months ended June 30, 2019, MCC recognized a net loss on extinguishment of debt of $1.9 million, which is comprised of a loss on extinguishment of debt of $1.8 million from the pre-payment of $135.0 million of SBA Debentures in connection with SBIC Subsidiary’s surrender of its SBIC license and a $0.2 million loss on extinguishment of debt from the $13.0 million partial redemption of the 2023 Notes, offset by a $0.1 million net gain on extinguishment of debt from the repurchase and retirement of $1.1 million of the 2024 Notes.

During the three and nine months ended June 30, 2018, MCC recognized a loss on extinguishment of debt of $10,848 and $1.2 million, respectively, from the payment of the remaining $102.0 million outstanding under the Term Loan Facility as well as the $13.0 million partial redemption of the 2023 Notes.

Net Unrealized Appreciation/Depreciation on Investments

Net change in unrealized appreciation or depreciation on investments reflects the net change in the fair value of MCC’s investment portfolio.

For the three months ended June 30, 2019, MCC had $15.6 million of net unrealized depreciation of investments. The net unrealized depreciation comprised of $23.1 million of net unrealized depreciation on investments offset by $7.5 million of net unrealized appreciation that resulted from the reversal of previously recorded unrealized depreciation on investments that were realized or written-off during the period.

For the nine months ended June 30, 2019, MCC had $26.0 million of net unrealized appreciation of investments. The net unrealized appreciation comprised of $42.7 million of net unrealized depreciation on investments offset by $68.7 million of net unrealized appreciation that resulted from the reversal of previously recorded unrealized depreciation on investments that were realized or written-off during the period.

For the three months ended June 30, 2018, MCC had $7.2 million of net unrealized appreciation of investments. The net unrealized appreciation comprised of $22.6 million of net unrealized depreciation on investments offset by $29.8 million of net unrealized appreciation that resulted from the reversal of previously recorded unrealized depreciation on investments that were realized or written-off during the period.

For the nine months ended June 30, 2018, MCC had $40.0 million of net unrealized depreciation of investments. The net unrealized depreciation comprised of $70.0 million of net unrealized depreciation on investments offset by $30.0 million of net unrealized appreciation that resulted from the reversal of previously recorded unrealized depreciation on investments that were realized or written-off during the period.

Provision for Deferred Taxes on Unrealized Depreciation on Investments

Certain consolidated subsidiaries of MCC are subject to U.S. federal and state income taxes. These taxable subsidiaries are not consolidated with MCC for income tax purposes, but are consolidated for GAAP purposes, and may generate income tax liabilities or assets from temporary differences in the recognition of items for financial reporting and income tax purposes at the subsidiaries. For the three and nine months ended June 30, 2019, MCC did not record a change in provision for deferred taxes on the unrealized (appreciation)/depreciation on investments. For the three and nine months ended June 30, 2018, the change in provision for deferred taxes on the unrealized depreciation on investments was $0.2 million and $0.5 million, respectively.

Changes in Net Assets from Operations

For the three months ended June 30, 2019, MCC recorded a net decrease in net assets resulting from operations of $30.2 million compared to a net decrease in net assets resulting from operations of $26.7 million for the three months ended June 30, 2018 as a result of the factors discussed above. Based on 54,474,211 weighted average common shares outstanding for the three months ended June 30, 2019 and 2018, MCC’s per share net decrease in net assets resulting from operations was $0.56 and $0.49 for three months ended June 30, 2019 and 2018, respectively.

For the nine months ended June 30, 2019, MCC recorded a net decrease in net assets resulting from operations of $64.9 million compared to a net decrease in net assets resulting from operations of $87.4 million for the nine months ended June 30, 2018 as a result of the factors discussed above. Based on 54,474,211 weighted average common shares outstanding for the nine months ended June 30, 2019 and 2018, MCC’s per share net decrease in net assets resulting from operations was $1.19 and $1.60 for nine months ended June 30, 2019 and 2018, respectively.

Operating results for the years ended September 30, 2018, 2017 and 2016 are as follows (dollars in thousands):

	For the years ended September 30
	2018	2017	2016
Total investment income	$66,820	$96,256	$120,749
Total expenses, net	54,258	59,619	67,158
Net investment income before excise taxes	12,562	36,637	53,591
Excise tax expense	(158)	(267)	—
Net investment income	12,404	36,370	53,591
Net realized gains/(losses) from investments	(89,221)	(73,086)	(39,383)
Net unrealized appreciation/(depreciation) on investments	(32,194)	21,644	(42,257)
Change in provision for deferred taxes on unrealized (appreciation)/depreciation on investments	474	1,092	87
Loss on extinguishment of debt	(2,387)	(1,097)	—
Net increase in net assets resulting from operations	$(110,924)	$(15,077)	$(27,962)

Investment Income

For the year ended September 30, 2018, investment income totaled $66.8 million, of which $62.3 million was attributable to portfolio interest and dividend income, and $4.5 million to fee income.

For the year ended September 30, 2017, investment income totaled $96.3 million, of which $89.7 million was attributable to portfolio interest and dividend income, and $6.6 million to fee income.

For the year ended September 30, 2016, investment income totaled $120.7 million, of which $113.2 million was attributable to portfolio interest and dividend income, and $7.5 million to fee income.

Operating Expenses

Operating expenses for the years ended September 30, 2018, 2017 and 2016 are as follows (dollars in thousands):

	For the years ended September 30
	2018	2017	2016
Base management fees	$14,724	$17,773	$19,470
Incentive fees	—	896	11,492
Interest and financing expenses	27,918	31,403	30,277
Professional fees	4,430	2,192	2,277
Administrator expenses	3,582	3,848	3,915
General and administrative	2,171	2,555	2,336
Directors fees	1,271	647	544
Insurance	542	397	494
Expenses before management and incentive fee waivers	54,638	59,711	70,805
Management fee waiver	(380)	(48)	(143)
Incentive fee waiver	—	(44)	(3,504)
Expenses, net of management and incentive fee waivers	$54,258	$59,619	$67,158

For the year ended September 30, 2018, total operating expenses before management and incentive fee waivers decreased by $5.1 million, or 8.5%, compared to the year ended September 30, 2017.

For the year ended September 30, 2017, total operating expenses before management and incentive fee waivers decreased by $11.1 million, or 15.7%, compared to the year ended September 30, 2016.

Interest and Financing Expenses

Interest and financing expenses for the year ended September 30, 2018 decreased by $3.5 million, or 11.1%, compared to the year ended September 30, 2017. The decrease in interest and financing expenses was primarily due to the $102.0 million repayment of the Senior Secured Term Loan Credit Facility (the “Term Loan Facility”), the reduction of the MCC Revolving Credit Facility commitment to $150.0 million from $200.0 million, the repayment of the 7.125% unsecured notes (the “2019 Notes”) in February 2017, the redemption of $13.0 million of 6.125% unsecured notes that mature on March 30, 2023 (the “2023 Notes”), and the $15.0 million repayment of the SBA-guaranteed debentures (the “SBA Debentures”), partially offset by an increase in LIBOR rates and the pricing of the 2024 Notes.

Interest and financing expenses for the year ended September 30, 2017 increased by $1.1 million, or 3.7%, compared to the year ended September 30, 2016. The increase in interest and financing expenses was primarily due to the increase in LIBOR rates, the issuance of an additional $39.4 million of the 2023 Notes as well as an acceleration of debt issuance costs in the amount of $1.3 million related to the reduction of the MCC Revolving Credit Facility commitment to $200.0 million from $343.5 million, offset by the repayment of the 2019 Notes in February 2017.

Base Management Fees and Incentive Fees

Base management fees for the year ended September 30, 2018 decreased by $3.0 million, or 17.2%, compared to the year ended September 30, 2017 due to the decline in the portfolio in the period. Incentives fees for the year ended September 30, 2018 decreased by $0.9 million, or 100%, compared to the year ended September 30, 2017 due to the decrease in pre-incentive fee net investment income.

Base management fees for the year ended September 30, 2017 decreased by $1.7 million, or 8.7%, compared to the year ended September 30, 2016 due to the decline in the portfolio in the period. Incentives fees for the year ended September 30, 2017 decreased by $10.6 million, or 92.2%, compared to the year ended September 30, 2016 due to the decrease in pre-incentive fee net investment income. Additionally, both base management and incentive fees declined due to the effect of the Fee Waiver Agreement described in the “Investment Management Agreement” section.

Professional Fees and Other General and Administrative Expenses

Professional fees and general and administrative expenses for the year ended September 30, 2018 increased by $2.4 million, or 24.4%, compared to the year ended September 30, 2017 primarily due to an increase in legal expenses, directors expenses, insurance expenses, and audit expenses, in connection with the Mergers, offset by a decrease in general administrative expenses, administrator expenses, and valuation expenses.

Professional fees and general and administrative expenses for the year ended September 30, 2017 increased by $0.1 million, or 0.8%, compared to the year ended September 30, 2016 primarily due to an increase in legal expenses, directors expenses and general administrative expenses offset by a decrease in audit expenses, administrator expenses, insurance expenses and valuation expenses.

Net Realized Gains/Losses from Investments

MCC measures realized gains or losses by the difference between the net proceeds from the disposition and the amortized cost basis of an investment, without regard to unrealized gains or losses previously recognized.

During the year ended September 30, 2018, MCC recognized $89.2 million of realized losses on its portfolio investments. The realized losses were primarily due to the non-cash restructuring transactions of three investments, as well as the sale of one of its investments.

During the year ended September 30, 2017, MCC recognized $73.1 million of realized losses on its portfolio investments. The realized losses were primarily due to the non-cash restructuring transactions of three investments, the liquidation of one investment as well as the write off of certain investments offset by the non-cash exchange of one equity investment.

During the year ended September 30, 2016, MCC recognized $39.4 million of realized losses on its portfolio investments. The realized losses were primarily due to the non-cash restructuring transactions of two investments and the write off of one investment offset by a realized gain on the sale of one equity investment.

Realized loss on extinguishment of debt

In the event that MCC modifies or extinguishes its debt prior to maturity, MCC accounts for it in accordance with ASC 470-50, Modifications and Extinguishments, in which it measures the difference between the reacquisition price of the debt and the net carrying amount of the debt, which includes any unamortized debt issuance costs.

During the year ended September 30, 2018, MCC recognized a loss on extinguishment of debt of $2.4 million from the payment of the remaining $102.0 million outstanding under the Term Loan Facility, the $13.0 million partial redemption of the 2023 Notes, the $15.0 million repayment of the SBA Debentures, and the voluntary satisfaction and termination of its MCC Revolving Credit Facility in accordance with its terms.

During the year ended September 30, 2017, MCC recognized a loss on extinguishment of debt of $1.1 million from the redemption of the 2019 Notes as well as the paydown of the Term Loan Facility.

There was no loss on extinguishment of debt during the year ended September 30, 2016.

Net Unrealized Appreciation/Depreciation on Investments

Net change in unrealized appreciation or depreciation on investments reflects the net change in the fair value of MCC’s investment portfolio. For the year ended September 30, 2018, MCC had $32.2 million of net unrealized depreciation on investments. For the year ended September 30, 2017, MCC had $21.6 million of net unrealized appreciation on investments. For the years ended September 30, 2016, MCC had $42.3 million of net unrealized depreciation on investments.

Provision for Deferred Taxes on Unrealized Depreciation on Investments

Certain consolidated subsidiaries of MCC are subject to U.S. federal and state income taxes. These taxable subsidiaries are not consolidated with MCC for income tax purposes, but are consolidated for GAAP purposes, and may generate income tax liabilities or assets from temporary differences in the recognition of items for financial reporting and income tax purposes at the subsidiaries. For the years ended September 30, 2018, 2017 and 2016, the change in provision for deferred taxes on the unrealized depreciation on investments was $0.5 million, $1.1 million and $0.1 million, respectively.

Changes in Net Assets from Operations

For the year ended September 30, 2018, MCC recorded a net decrease in net assets resulting from operations of $110.9 million compared to a net decrease in net assets resulting from operations of $15.1 million for the year ended September 30, 2017, and a net decrease in net assets resulting from operations of $28.0 million for the year ended September 30, 2016 as a result of the factors discussed above. Based on 54,474,211, 54,474,211, and 55,399,646 weighted average common shares outstanding for the years ended September 30, 2018, 2017 and 2016, respectively, MCC’s per share net decrease in net assets resulting from operations was $2.04, $0.28 and $0.50 for the years ended September 30, 2018, 2017, and 2016, respectively.

Financial Condition, Liquidity and Capital Resources

As a RIC, MCC distributes substantially all of its net income to its stockholders and has an ongoing need to raise additional capital for investment purposes. To fund growth, MCC has a number of alternatives available to increase capital, including raising equity, increasing debt, and funding from operational cash flow.

MCC’s liquidity and capital resources have been generated primarily from the net proceeds of public offerings of MCC Common Stock, advances from the MCC Revolving Credit Facility and net proceeds from the issuance of notes as well as cash flows from operations. In the future, MCC may generate cash from future offerings of securities, future borrowings and cash flows from operations, including interest earned from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less. MCC’s primary use of funds is investments in its targeted asset classes, cash distributions to MCC Stockholders, and other general corporate purposes.

As of June 30, 2019, MCC had $49.4 million in cash and cash equivalents.

In order to continue to qualify as a RIC under the Code, MCC intends to distribute to MCC Stockholders substantially all of its taxable income, but it may also elect to periodically spill over certain excess undistributed taxable income from one tax year into the next tax year. In addition, as a BDC, for each taxable year MCC generally is required to meet a coverage ratio of total assets to total senior securities, which includes borrowings and any preferred stock it may issue in the future, of at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met). This requirement limits the amount that MCC may borrow. As of June 30, 2019, MCC’s asset coverage was 191% after giving effect to leverage and therefore MCC’s asset coverage is below 200%, the minimum asset coverage requirement under the Investment Company Act. As a result, MCC is prohibited from making distributions to MCC Stockholders and may not employ further leverage until its asset coverage is at least 200% after giving effect to such leverage.

Credit Facilities

Term Loan Facility

MCC had a Term Loan Facility which was scheduled to mature on July 28, 2020.

On September 1, 2017, MCC reduced the Term Loan Facility commitment to $102.0 million from $174.0 million. The reduction was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.6 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

On January 31, 2018, MCC voluntarily prepaid the remaining $102.0 million outstanding on the Term Loan Facility in accordance with its terms. The payment was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.9 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

Revolving Credit Facility

MCC had the MCC Revolving Credit Facility with ING Capital LLC, as Administrative Agent, in order to borrow funds to make additional investments.

The MCC Revolving Credit Facility had a revolving period that was to end July 28, 2019, followed by a one year amortization period and a final maturity on July 28, 2020.

On February 14, 2017, MCC elected to reduce the total commitment of the MCC Revolving Credit Facility to $200.0 million from $343.5 million. The reduction was accounted for as a debt modification to a line-of credit or revolving-debt arrangement in accordance with ASC 470-50, Modifications and Extinguishments, which attributed to an acceleration of debt issuance costs in the amount of $1.3 million and recorded on the Consolidated Statements of Operations as a component of interest and financing expenses.

On February 12, 2018, MCC elected to reduce the total commitment of the MCC Revolving Credit Facility to $150.0 million from $200.0 million. The reduction was accounted for as a debt modification to a line-of credit or revolving-debt arrangement in accordance with ASC 470-50, Modifications and Extinguishments, which attributed to an acceleration of debt issuance costs in the amount of $0.4 million and recorded on the Consolidated Statements of Operations as a component of interest and financing expenses.

On September 28, 2018, MCC voluntarily satisfied and terminated the commitments under the MCC Revolving Credit Facility in accordance with its terms. The termination was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $1.0 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

Unsecured Notes

2021 Notes

On December 17, 2015, MCC issued the 2021 Notes. On January 14, 2016, MCC closed an additional $3.25 million in aggregate principal amount of the 2021 Notes, pursuant to the partial exercise of the underwriters’ option to purchase additional notes. The 2021 Notes may be redeemed in whole or in part at any time or from time to time at MCC’s option on or after January 30, 2019. The 2021 Notes bear interest at a rate of 6.50% per year, payable quarterly on January 30, April 30, July 30 and October 30 of each year, beginning January 30, 2016. The 2021 Notes are listed on the NYSE and trade thereon under the trading symbol ‘‘MCX’’.

2023 Notes

On March 18, 2013, MCC issued $60.0 million in aggregate principal amount of 2023 Notes. As of March 30, 2016, the 2023 Notes may be redeemed in whole or in part at any time or from time to time at MCC’s option. On March 26, 2013, MCC closed an additional $3.5 million in aggregate principal amount of 2023 Notes, pursuant to the partial exercise of the underwriters’ option to purchase additional notes. The 2023 Notes bear interest at a rate of 6.125% per year, payable quarterly on March 30, June 30, September 30 and December 30 of each year, beginning June 30, 2013. The 2023 Notes are listed on the NYSE and trade thereon under the trading symbol “MCV”.

On December 12, 2016, MCC entered into an “At-The-Market” (“ATM”) debt distribution agreement with FBR Capital Markets & Co., through which MCC could offer for sale, from time to time, up to $40.0 million in aggregate principal amount of the 2023 Notes. MCC sold 1,573,872 of the 2023 Notes at an average price of $25.03 per note, and raised $38.6 million in net proceeds, through the ATM debt distribution agreement.

On March 10, 2018, MCC redeemed $13.0 million in aggregate principal amount of the 2023 Notes. The redemption was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.4 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

On December 31, 2018, MCC redeemed $12.0 million in aggregate principal amount of the 2023 Notes. The redemption was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.2 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

2024 Notes

On January 26, 2018, MCC priced a debt offering in Israel of the 2024 Notes. The 2024 Notes will mature on February 27, 2024 and the principal will be payable in four annual installments, of which 25% will be payable on each February 27 for the years 2021 through 2024. The 2024 Notes are listed on the TASE and denominated in New Israeli Shekels, but linked to the US Dollar at a fixed exchange rate which mitigates any currency exposure to MCC. The 2024 Notes have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration under the Securities Act or in transactions exempt from, or not subject to, such registration requirements. In connection with this offering, MCC has dual listed MCC Common Stock on the TASE. As of March 27, 2018, the 2024 Notes may be redeemed in whole or in part at any time or from time to time at MCC’s option. The 2024 Notes bear interest at a rate of 6.80% per year, payable semi-annually on February 27 and August 27 of each year, beginning August 27, 2018.

The Deed includes certain customary covenants, including minimum net assets of $275 million and a maximum debt to total assets ratio of 70%. The date for determining compliance with these financial covenants is the date that MCC publishes its financial statements (i.e., in a quarterly report on Form 10-Q or an annual report on Form 10-K) with the SEC. If MCC does not satisfy these financial covenants for two consecutive quarters, it is an event of default under the Deed. If this event of default is expected to occur, MCC has the right to request the trustee for the 2024 Notes (the “Trustee”) to appoint an emergency committee of the three largest noteholders for the purpose of obtaining a one-quarter extension of time to satisfy the financial covenants. If MCC does not make this request and the breach occurs, or if the emergency committee does not grant the extension, then the Trustee is required to convene a meeting of the noteholders as described below.

In addition to not complying with the financial covenants as described above, the events of default include: (i) a change of control of MCC (defined in the Deed as MCC Advisors’ ceasing to provide investment management or advisory services to MCC); (ii) MCC not publishing a tender offer for the purchase of all of the 2024 Notes within 45 days; (iii) MCC not paying any amount due and payable to the holders of the 2024 Notes within seven business days after the payment due date; (iv) certain insolvency and receivership events with respect to MCC or with respect to all or substantially all of its assets, and (v) the 2024 Notes being delisted from the TASE or the TASE’s suspension of trading of the 2024 Notes for more than 60 days.

If an event of default occurs under the Deed, there is no automatic acceleration or mandatory redemption of the 2024 Notes. Rather, the Trustee is required to convene a meeting of the noteholders for a vote on whether to accelerate the 2024 Notes. Noteholders holding at least 50% of the principal amount of the 2024 Notes must be present at the meeting for a quorum to exist, and if a quorum exists, then the vote of a majority of the noteholders present at the meeting controls.

To avoid any potential event of default under the Deed, MCC engaged in direct negotiations with the Trustee for the purpose of revising certain provisions therein, as described more fully below. MCC executed and delivered the Amendment to the Trustee on July 16, 2019. At a meeting held on July 16, 2019, the holders of the 2024 Notes approved the Amendment to the Deed, with 100% of the participating holders voting in favor. Under Israeli law, however, certain procedural steps must be completed before the Trustee can countersign the Amendment on behalf of the holders of the 2024 Notes and make the Amendment binding upon both parties. In that regard, before the Trustee is authorized to execute the Amendment on behalf of the holders of the 2024 Notes: (i) the TASE must approve the Amendment; (ii) MCC must issue a public notice of the Amendment with the Israeli Security Authority and on the TASE; and (iii) the Trustee, in coordination with the TASE, must set an effective date for the Amendment that must be at least 17 days following such notice. On July 24, 2019, MCC received the requisite approval from the TASE and issued the required notice, which set an effective date for the Amendment of August 12, 2019. As a result, the Amendment is expected to be effective and binding on MCC and the Trustee on August 12, 2019.

The Amendment would amend the Deed by, among other things: (a) modifying Section 2.2 of the Deed to provide for full repayment of the 2024 Notes in eight (8) equal installments, each at the rate of twelve and one-half percent (12.5%) of the principal amount of the 2024 Notes, beginning on the Effective Date (as defined in the Amendment) and ending on January 31, 2021; (b) changing the interest payment dates for the 2024 Notes from semi-annual to quarterly except for the initial interest payment, which shall be paid on the Effective Date, and the final interest payment, which shall be paid on January 31, 2021; (c) decreasing the annual interest rate on the 2024 Notes by 0.25% per annum on the Effective Date and further decreasing the annual interest rate on the 2024 Notes by 0.50% per annum if the Mergers close, which further decrease will be effective upon the closing of the Mergers; (d) decreasing the minimum total net asset covenant in Section 6.1.1 of the Deed from $275 million to $215 million; (e) adjusting the acceleration event in Section 10.1.25 of the Deed that occurs if the credit rating on the 2024 Notes drops below (i) il/B of Maalot during the period before November 30, 2019, (ii) il/BB- of Maalot during the period between December 1, 2019 and April 1, 2020, and (c) il/BBB- of Maalot during the period on or after April 1, 2020; (f) waiving the make-whole and market value payment requirements of Section 9.1.7 of the Deed for all early redemption payments on the 2024 Notes within eighteen (18) months following the Effective Date; (g) requiring each of Medley Small Business Fund and Medley SLF Funding I LLC, a wholly owned subsidiary of MCC (“Medley SLF”), to guarantee all of MCC’s obligations under the Deed (including the Amendment) and the 2024 Notes and to grant security interests on all of their assets (the “Collateral”) to secure such guaranties and providing for the termination of the Medley SLF guaranty and release of the security interests in Medley SLF’s assets upon the closing of the Mergers, subject to certain limitations; (h) requiring that MCC use principal collections from the Collateral to make early redemption payments on the 2024 Notes, which payments will be applied in inverse order of the maturity of the required principal installment payments on the 2024 Notes; (i) granting a waiver by the Trustee and the holders of the 2024 Notes of any right to accelerate the full balance of the amount due to the holders of the 2024 Notes based on any claims, allegations, actions, and/or rights that were raised, and/or resulting or deriving from the claims or allegations as set forth in Section 19.1 of the Amendment; (j) granting a waiver by the Trustee and the holders of the 2024 Notes of certain claims, demands, rights, and/or actions against and/or relating to MCC, its subsidiaries and/or affiliates and their respective employees (including their respective directors, officers, the MCC Board, employees, stockholders, stakeholders and advisors); and (k) adding other definitions, representations and covenants to the Deed and making related conforming changes to the Deed. No prepayment penalties will be due or payable in connection with MCC’s entry into the Amendment.

As of June 30, 2019, MCC has net assets of $248.1 million and therefore it is not in compliance with the minimum net assets covenant of $275 million under the Deed. While there are no immediate consequences to breaching this financial covenant for a single period, if MCC reports net assets of less than $275 million for two consecutive quarters and does not obtain a one-quarter extension of time as described above, the holders of the 2024 Notes can require the Trustee to accelerate the 2024 Notes. In that regard, if MCC’s net assets remain below $275 million as of September 30, 2019 and MCC does not obtain an extension of time for compliance as described above or an adequate waiver or amendment, then an event of default on the 2024 Notes will occur on the date that MCC publishes its annual report on Form 10-K for the fiscal year ending September 30, 2019, which would be no later than December 16, 2019.

However, as described above, at such time that the Amendment becomes effective (which is expected to be August 12, 2019), the Amendment would decrease the minimum total net asset covenant in the Deed from $275 million to $215 million. As a result, MCC would be in compliance with the minimum net assets covenant under the Amendment, and MCC would no longer be reasonably likely to be in default of any covenants related to the 2024 Notes. The Amendment will not, however, be a binding agreement on MCC and the Trustee unless and until the Trustee executes the Amendment, which is expected to occur on August 12, 2019. Upon such time that the Amendment becomes effective, the 2024 Notes will become a secured obligation of MCC rather than an unsecured obligation.

The foregoing description of the terms of 2024 Notes and the Deed does not purport to be complete and is qualified in its entirety by reference to the full text of the Deed incorporated by reference as an exhibit to this quarterly report on Form 10-Q. The foregoing descriptions of the Amendment and other agreements and instruments described therein are not complete and are qualified in their entirety by reference to the full text of the Amendment that will be filed by MCC as an exhibit to a current report on Form 8-K upon effectiveness.

On June 5, 2018, MCC announced that on June 1, 2018, the MCC Board authorized MCC to repurchase and retire up to $20 million of MCC’s outstanding 2024 Notes on the TASE. Execution of the repurchase plan is subject to an open trading window for MCC and continued liquidity at that time and is expected to continue until the full authorized amount is purchased or market conditions change. The repurchase of the 2024 Notes is not expected to result in any material tax consequences to MCC or its note holders.

During the quarter ended December 31, 2018, MCC exchanged $1.0 million United States Dollars to New Israeli Shekels at a rate of 3.73 USD/NIS in order to repurchase the 2024 Notes on the TASE. As the 2024 Notes were trading below par at the time of the repurchase, and the USD/NIS (foreign currency) spot rate was higher than the fixed exchange rate agreed upon in the deed of trust, MCC was able to repurchase and retire 3,812,000 units, which resulted in $1,119,201 aggregate principal amount of the 2024 Notes being retired. The redemption was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized gain of $0.1 million and was recorded on the Consolidated Statements of Operations as a gain on extinguishment of debt.

SBA Debentures

On March 26, 2013, the SBIC Subsidiary received a SBIC license from the SBA. The SBIC license allowed SBIC Subsidiary to obtain leverage by issuing SBA Debentures, subject to the issuance of a capital commitment by the SBA and other customary procedures. SBA Debentures were non-recourse, interest only debentures with interest payable semi-annually and had a ten year maturity. The principal amount of SBA Debentures were not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA Debentures were fixed on a semi-annual basis at a market-driven spread over U.S. Treasury Notes with 10-year maturities. The SBA, as a creditor, had a superior claim to the SBIC Subsidiary’s assets over MCC Stockholders in the event that MCC liquidated the SBIC Subsidiary or the SBA exercised its remedies under the SBA Debentures issued by the SBIC Subsidiary upon an event of default.

On September 1, 2018, MCC repaid $15.0 million in aggregate principal amount of the SBA Debentures. The repayment was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.2 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

SBIC Subsidiary received the SBA Letter, dated March 14, 2019, informing SBIC Subsidiary of certain alleged regulatory issues constituting a default under the terms of the SBIC Subsidiary’s outstanding SBA Debentures. The SBA Letter stated that SBIC Subsidiary had until March 29, 2019, fifteen (15) days from the date of the SBA Letter, to provide the SBA with certain additional information regarding the alleged regulatory issues, unless extended by the SBA. SBIC Subsidiary’s management submitted an orderly wind-down plan to the SBA to prepay the remaining $135.0 million of outstanding SBA Debentures using available cash at SBIC Subsidiary as well as the sale of assets to third parties or affiliates of SBIC Subsidiary. On March 28, 2019, SBIC Subsidiary agreed and made a repayment of $50.0 million of outstanding SBA Debentures by April 3, 2019 using available cash at SBIC Subsidiary and the cure period was extended to April 19, 2019. On April 18, 2019, SBIC Subsidiary agreed and made a repayment of $20.0 million of outstanding SBA Debentures on April 23, 2019 and an additional $30.0 million of outstanding SBA Debentures on April 30, 2019 using proceeds from the sale of certain assets and the cure period was extended to May 10, 2019. On May 10, 2019, SBIC Subsidiary made the final repayment of the remaining $35.0 million of outstanding SBA Debentures using proceeds from the sale of certain assets. In connection therewith, effective July 1, 2019, SBIC Subsidiary surrendered its SBIC license and operates as Medley Small Business Fund.

The $135.0 million in aggregate repayments made in connection with the orderly wind-down plan was accounted for as debt extinguishments in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a cumulative realized loss of $1.8 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

MCC believes the wind-down plan of SBIC Subsidiary will not have a material impact on MCC’s net investment income per share. In addition, MCC believes the wind-down will not have an adverse impact on MCC’s other operations. MCC has received the necessary consents and waivers under the MCC Merger Agreement to permit the repayment of the outstanding SBA Debentures.

As of June 30, 2019, SBIC Subsidiary did not have any SBA Debentures outstanding. As of September 30, 2018, SBIC Subsidiary had $75.0 million in regulatory capital and had $135.0 million SBA Debentures outstanding that mature between March 2024 and September 2025.

Contractual Obligations and Off-Balance Sheet Arrangements

MCC has a guarantee to issue up to $7.0 million in standby letters of credit through a financial intermediary on behalf of a certain portfolio company. Under this arrangement, if the standby letters of credit were to be issued, MCC would be required to make payments to third parties if the portfolio company was to default on its related payment obligations. The guarantee will renew annually until cancellation. As of June 30, 2019 and September 30, 2018, MCC had not issued any standby letters of credit under the commitment on behalf of the portfolio company.

As of June 30, 2019 and September 30, 2018, MCC had commitments under loan and financing agreements to fund up to $9.7 million to nine portfolio companies and $36.1 million to 17 portfolio companies, respectively. These commitments are primarily composed of senior secured term loans and revolvers, and the determination of their fair value is included in the Consolidated Schedule of Investments. The commitments are generally subject to the borrowers meeting certain criteria such as compliance with covenants and certain operational metrics. The terms of the borrowings and financings subject to commitment are comparable to the terms of other loan and equity securities in MCC’s portfolio. A summary of the composition of the unfunded commitments as of June 30, 2019 and September 30, 2018 is shown in the table below (dollars in thousands):

	June 30, 2019	June 30, 2018
Dynamic Energy Services International LLC - Revolver	$2,020	$—
DataOnline Corp. - Revolver	1,890	1,890
Alpine SG, LLC - Revolver	1,000	1,000
Kemmerer Operations, LLC - Delayed Draw Term Loan	908	—
1888 Industrial Services, LLC - Revolver	898	719
Black Angus Steakhouses, LLC - Delayed Draw Term Loan	893	893
Redwood Services Group, LLC - Revolver	875	1,750
RMS Holding Company, LLC - Revolver	691	2,327
Black Angus Steakhouses, LLC - Revolver	402	625
Access Media Holdings, LLC - Series AAA Preferred Equity	101	173
Impact Group, LLC - Delayed Draw Term Loan	—	8,567
Redwood Services Group, LLC - Delayed Draw Term Loan	—	4,839
SFP Holding, Inc. - Delayed Draw Term Loan	—	2,765
Accupac, Inc. - Delayed Draw Term Loan	—	2,612
SMART Financial Operations, LLC - Delayed Draw Term Loan	—	2,400
Barry’s Bootcamp Holdings, LLC - Revolver	—	2,200
Barry’s Bootcamp Holdings, LLC - Delayed Draw Term Loan	—	1,271
Trans-Fast Remittance LLC - Delayed Draw Term Loan	—	1,057
Manna Pro Products, LLC - Delayed Draw Term Loan	—	429
Brook & Whittle Holding Corp. - Delayed Draw Term Loan	—	310
Central States Dermatology Services, LLC - Delayed Draw Term Loan	—	137
SavATree, LLC - Delayed Draw Term Loan	—	123
Total	$9,678	$36,087

MCC has certain contracts under which it has material future commitments. MCC has entered into the MCC Investment Management Agreement with MCC Advisors in accordance with the Investment Company Act. The MCC Investment Management Agreement became effective upon the pricing of MCC’s initial public offering. Under the MCC Investment Management Agreement, MCC Advisors has agreed to provide MCC with investment advisory and management services. For these services, MCC has agreed to pay a base management fee equal to a percentage of its gross assets and an incentive fee based on its performance.

MCC has also entered into the MCC Administration Agreement with MCC Advisors as its administrator. The MCC Administration Agreement became effective upon the pricing of MCC’s initial public offering. Under the MCC Administration Agreement, MCC Advisors has agreed to furnish MCC with office facilities and equipment, provide MCC with clerical, bookkeeping and record keeping services at such facilities and provide MCC with other administrative services necessary to conduct its day-to-day operations. MCC Advisors will also provide on MCC’s behalf significant managerial assistance to those portfolio companies to which it is required to provide such assistance.

The following table shows MCC’s payment obligations for repayment of debt and other contractual obligations at June 30, 2019 (dollars in thousands):

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
2021 Notes	74,013	—	74,013	—	—
2023 Notes	77,847	—	—	77,847	—
2024 Notes	120,156	—	60,078	60,078	—
SBA Debenture	—	—	—	—	—
Total contractual obligations	$272,016	$—	$134,091	$137,925	$—

If any of the contractual obligations discussed above are terminated, MCC’s costs under any new agreements that it enters into may increase. In addition, MCC would likely incur significant time and expense in locating alternative parties to provide the services it expects to receive under its MCC Investment Management Agreement and its MCC Administration Agreement. Any new investment management agreement would also be subject to approval by MCC Stockholders.

On March 27, 2015, MCC and Great American Life Insurance Company (“GALIC”) entered into a limited liability company operating agreement to co-manage MCC Senior Loan Strategy JV I LLC (“MCC JV”). MCC and GALIC have committed to provide $100 million of equity to MCC JV, with MCC providing $87.5 million and GALIC providing $12.5 million. MCC JV commenced operations on July 15, 2015. On August 4, 2015, MCC JV entered into a senior secured revolving credit facility (the “JV Facility”) led by Credit Suisse, AG with commitments of $100 million. On March 30, 2017, MCC amended the JV Facility previously administered by CS and facilitated the assignment of all rights and obligations of CS under the JV Facility to Deutsche Bank AG, New York Branch, (“DB”) and increased the total loan commitments to $200 million. As of June 30, 2019, MCC JV has drawn approximately $179.3 million on the JV Facility. As of June 30, 2019, MCC JV had total investments at fair value of $253.5 million. As of June 30, 2019, MCC JV’s portfolio was comprised of senior secured first lien term loans to 60 different borrowers. As of June 30, 2019, MCC JV did not have any investments on non-accrual status.

MCC has determined that MCC JV is an investment company under ASC 946, however in accordance with such guidance, MCC will generally not consolidate its investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to MCC. Accordingly, MCC does not consolidate its interest in MCC JV.

Distributions

MCC has elected, and intends to qualify annually, to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, in any taxable year with respect to which MCC timely distributes at least 90 percent of the sum of its (i) investment company taxable income (which is generally its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses) determined without regard to the deduction for dividends paid and (ii) net tax exempt interest income (which is the excess of its gross tax exempt interest income over certain disallowed deductions), MCC (but not MCC Stockholders) generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains that MCC distributes to MCC Stockholders. MCC intends to distribute annually all or substantially all of such income, but it may also elect to periodically spill over certain excess undistributed taxable income from one tax year to the next tax year. To the extent that MCC retains its net capital gains or any investment company taxable income, it will be subject to U.S. federal income tax. MCC may choose to retain its net capital gains or any investment company taxable income, and pay the associated federal corporate income tax, including the federal excise tax described below.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax payable by MCC. To avoid this tax, MCC must distribute (or be deemed to have distributed) during each calendar year an amount equal to the sum of:

1)      at least 98.0 percent of its ordinary income (not taking into account any capital gains or losses) for the calendar year;

2)      at least 98.2 percent of the amount by which its capital gains exceed its capital losses (adjusted for certain ordinary losses) for a one-year period ending on October 31st of the calendar year; and

3)      income realized, but not distributed, in preceding years and on which it did not pay federal income tax.

While MCC intends to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of its taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, MCC will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirement.

MCC intends to pay quarterly dividends to MCC Stockholders out of assets legally available for distribution. MCC cannot assure that it will achieve investment results that will allow it to pay a specified level of dividends or year-to-year increases in dividends. In addition, the inability to satisfy the asset coverage requirement applicable to MCC as a BDC could limit its ability to pay dividends. All dividends will be paid at the discretion of the MCC Board and will depend on MCC’s earnings, its financial condition, maintenance of its RIC tax treatment, compliance with applicable BDC regulations and such other factors as the MCC Board may deem relevant from time to time. MCC cannot assure that it will pay dividends to MCC Stockholders in the future.

To the extent MCC’s taxable earnings fall below the total amount of its distributions for a taxable year, a portion of those distributions may be deemed a return of capital to MCC Stockholders for U.S. federal income tax purposes. MCC Stockholders should read any written disclosure accompanying a distribution carefully and should not assume that the source of any distribution is MCC’s ordinary income or gains.

MCC has adopted an “opt out” dividend reinvestment plan for MCC Stockholders. As a result, if MCC declares a cash dividend or other distribution, each MCC Stockholder that has not “opted out” of MCC’s dividend reinvestment plan will have their dividends automatically reinvested in additional shares of MCC Common Stock rather than receiving cash dividends. MCC Stockholders who receive distributions in the form of shares of MCC Common Stock will be subject to the same federal, state and local tax consequences as if they received cash distributions.

The following table summarizes MCC’s distributions during the nine months ended June 30, 2019:

Date Declared	Record Date	Payment Date	Amount Per Share
11/16/2018	12/5/2018	12/20/2018	$0.10
2/10/2019	2/22/2019	3/12/2019	0.05
			$0.15

Stock Repurchase Program

MCC had a share repurchase program from February 5, 2015 to December 31, 2017. Under the share repurchase program, MCC repurchased an aggregate of 4,259,073 shares of MCC Common Stock at an average price of $8.00 per share with a total cost of approximately $34.1 million, and MCC’s NAV per share was increased by approximately $0.23 as a result of the share repurchases.

Related Party Transactions

Concurrent with the pricing of MCC’s IPO, it entered into a number of business relationships with affiliated or related parties, including the following:

•        MCC entered into the MCC Investment Management Agreement with MCC Advisors. Mr. Brook Taube, MCC’s Chairman and Chief Executive Officer, is a managing partner and senior portfolio manager of MCC Advisors, and Mr. Seth Taube, one of MCC’s directors, is a managing partner of MCC Advisors.

•        MCC Advisors provides MCC with the office facilities and administrative services necessary to conduct day-to-day operations pursuant to the MCC Administration Agreement. MCC reimburses MCC Advisors for the allocable portion (subject to the review and approval of the MCC Board) of overhead and other expenses incurred by it in performing its obligations under the MCC Administration Agreement, including rent, the fees and expenses associated with performing compliance functions, and MCC’s allocable portion of the cost of its Chief Financial Officer and Chief Compliance Officer and their respective staffs.

•        MCC has entered into a license agreement with Medley Capital LLC, pursuant to which Medley Capital LLC has granted MCC a non-exclusive, royalty-free license to use the name “Medley.”

•        Certain affiliates of MCC Advisors, Medley Capital LLC, their respective affiliates and some of their employees purchased in the IPO an aggregate of 833,333 shares of MCC Common Stock at the IPO price per share of $12.00. MCC received the full proceeds from the sale of these shares, and no underwriting discounts or commissions were paid in respect of these shares.

On August 9, 2018, MCC entered into the MCC Merger Agreement pursuant to which MCC would, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger Agreement. Under the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time, other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries, would be converted into the right to receive 0.8050 shares of Sierra Common Stock. In addition, pursuant to the MDLY Merger Agreement, MDLY would, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger Agreement. In the MDLY Merger, each share of MDLY Class A Common Stock, issued and outstanding immediately prior to the MDLY Merger Effective Time, other than MDLY Merger Dissenting Shares and shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly owned subsidiaries, would be converted into the right to receive (i) 0.3836 shares of Sierra Common Stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY Stockholders would have the right to receive certain dividends and/or other payments. The Mergers would occur simultaneously and, as a result of the foregoing, the investment management function relating to the operation of the Sierra, as the surviving company in the Mergers, would be internalized.

On February 11, 2019, a putative stockholder class action related to the MCC Merger was commenced in the Delaware Court of Chancery by FrontFour. The action, as consolidated, is captioned In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM. The complaint alleged that the MCC Board (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC Stockholders in connection with the MCC Merger, and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Delaware Court of Chancery issued the Delaware Decision denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by FrontFour in its complaint. The Delaware Court of Chancery held that the MCC Board breached their fiduciary duties in entering into the MCC Merger, but rejected FrontFour’s claim that Sierra aided and abetted those breaches of fiduciary duties. The Delaware Court of Chancery ordered defendants to issue corrective disclosures consistent with the Delaware Decision, and enjoined a vote of MCC Stockholders on the MCC Merger until such disclosures have been made and MCC Stockholders have had the opportunity to assimilate this information.

On April 15, 2019, certain parties in the MCC Stockholder Action reached agreement on the principal terms of a settlement, which were contained in the Term Sheet, among the Medley Parties, on the one hand, and FrontFour, on behalf of itself and the Settlement Class, on the other hand. The Term Sheet is intended to form the basis of a mutually agreeable definitive stipulation of settlement to be negotiated by the parties in the MCC Stockholder Action. The Term Sheet provides that MCC will seek to obtain the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement. If the foregoing amendments are entered into they will, among other matters (as described in further detail in the Term Sheet): (a) extend the MCC Merger Outside Date to October 31, 2019; (b) permit the MCC Special Committee to undertake a sixty-day “go shop” process to solicit superior transactions to the MCC Merger and (c) if the MCC Merger is consummated, create a settlement fund, consisting of $17 million in cash and $30 million of Sierra Common Stock, with the number of shares of Sierra Common Stock to be calculated using the pro forma NAV reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to the Eligible Class Members. In connection with the Term Sheet, MDLY has executed an acknowledgement and agreement to take certain actions, including consenting to certain amendments to the MCC Merger Agreement and the MDLY Merger Agreement, in furtherance of the transactions contemplated thereby.

In addition, the Term Sheet provides that MCC and FrontFour will enter into a Governance Agreement pursuant to which, among other matters, FrontFour will be subject to customary standstill restrictions and be required to vote in favor of the MCC Merger at a meeting of MCC Stockholders to approve the MCC Merger Agreement and in favor of the directors nominated by the MCC Board for election at MCC’s 2019 annual meeting of MCC Stockholders.

Under the Term Sheet, the parties have agreed to cooperate to reduce the agreements reflected therein to the Settlement, and to obtain approval of the Delaware Court of Chancery as soon as reasonably practicable thereafter. The Settlement will provide for mutual releases between and among FrontFour and the Settlement Class, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the MCC Stockholder Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the MCC Stockholder Action and all claims that were or could have been asserted (other than claims against NexPoint Advisors, L.P. and its affiliates) in the Federal Action, and FrontFour and the Settlement Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

Under the Term Sheet, MCC and FrontFour have also undertaken to work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement consistent with the Delaware Decision.

If the contemplated amendments to the MCC Merger Agreement and the MDLY Merger Agreement have not been entered into by May 15, 2019, the Term Sheet may be terminated by MCC or FrontFour. The contemplated amendments to the MCC Merger Agreement and the MDLY Merger Agreement require the agreement of Sierra and there can be no assurance that such agreement will be obtained or that agreements on the amendments to the MCC Merger Agreement and the MDLY Merger Agreement will be reached.

MCC Advisors and its affiliates may in the future manage other accounts that have investment mandates that are similar, in whole and in part, with MCC’s. MCC Advisors and its affiliates may determine that an investment is appropriate for MCC and for one or more of those other accounts. In such event, depending on the availability of such investment and other appropriate factors, and pursuant to MCC Advisors’ allocation policy, MCC Advisors or its affiliates may determine that MCC should invest side-by-side with one or more other accounts. MCC will not make any investments if they are not permitted by applicable law and interpretive positions of the SEC and its staff, the exemptive order granted by the SEC, or if they are inconsistent with MCC Advisors’ allocation procedures. Further, any investments made by related parties will be made in accordance with MCC Advisors’ related party transaction procedures.

On November 25, 2013, MCC obtained the Prior Exemptive Order from the SEC that permits MCC to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley, LLC or an investment adviser controlled by Medley, LLC in a manner consistent with MCC’s investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors.On March 29, 2017, MCC, MCC Advisors and certain other affiliated funds and investment advisers received the Exemptive Order that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with MCC that would otherwise have been prohibited under Section 17(d) and 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder. On October 4, 2017, MCC, MCC Advisors and certain of MCC’s affiliates received the Current Exemptive Order that supersedes the Exemptive Order and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with MCC that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Investment Company Act. If the Mergers are successfully consummated, Sierra and certain of its affiliates will not be able to rely on the Current Exemptive Order. In this regard, on November 19, 2018, Sierra and certain of its affiliates submitted an exemptive application to the SEC for the Superseding Exemptive Order that would supersede the Current Exemptive Order and would permit Sierra to participate in negotiated co- investment transactions with certain affiliates that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Investment Company Act. There can be no assurance if and when

Sierra will receive the Superseding Exemptive Order. The terms of the Superseding Exemptive Order, if received, would be substantially similar to the Current Exemptive Order. Co-investment under the Superseding Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the Sierra Board determines that it would be in Sierra’s best interest to participate in the transaction. The Current Exemptive Order will remain in effect unless and until the Mergers are completed and the Superseding Exemptive Order is granted by the SEC. However, neither MCC nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to MCC or them.

In addition, MCC has adopted a formal code of ethics that governs the conduct of MCC’s and MCC Advisors’ officers, directors and employees. MCC officers and directors also remain subject to the duties imposed by both the Investment Company Act and the DGCL.

Investment Management Agreement

Under the terms of the MCC Investment Management Agreement, MCC Advisors:

•        determines the composition of MCC’s portfolio, the nature and timing of the changes to MCC’s portfolio and the manner of implementing such changes;

•        identifies, evaluates and negotiates the structure of the investments MCC makes (including performing due diligence on its prospective portfolio companies); and

•        executes, closes, monitors and administers the investments MCC makes, including the exercise of any voting or consent rights.

MCC Advisors’ services under the MCC Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to MCC are not impaired.

Pursuant to the MCC Investment Management Agreement, MCC pays MCC Advisors a fee for investment advisory and management services consisting of a base management fee and a two-part incentive fee.

On December 3, 2015, MCC Advisors recommended and, in consultation with the MCC Board, agreed to reduce fees under the MCC Investment Management Agreement. Beginning January 1, 2016, the base management fee was reduced to 1.50% on gross assets above $1 billion. In addition, MCC Advisors reduced its incentive fee from 20% on pre-incentive fee net investment income over an 8% hurdle, to 17.5% on pre-incentive fee net investment income over a 6% hurdle. Moreover, the revised incentive fee includes a netting mechanism and is subject to a rolling three-year look back from January 1, 2016 forward. Under no circumstances will the new fee structure result in higher fees to MCC Advisors than fees under the prior investment management agreement.

The following discussion of MCC’s base management fee and two-part incentive fee reflects the terms of the fee waiver agreement executed by MCC Advisors on February 8, 2016 (the “Fee Waiver Agreement”). The terms of the Fee Waiver Agreement are effective as of January 1, 2016, and are a permanent reduction in the base management fee and incentive fee on net investment income payable to MCC Advisors for the investment advisory and management services it provides under the MCC Investment Management Agreement. The Fee Waiver Agreement does not change the second component of the incentive fee, which is the incentive fee on capital gains.

Base Management Fee

For providing investment advisory and management services to MCC, MCC Advisors receives a base management fee. The base management fee is calculated at an annual rate of 1.75% (0.4375% per quarter) of up to $1.0 billion of MCC’s gross assets and 1.50% (0.375% per quarter) of any amounts over $1.0 billion of MCC’s gross assets, and is payable quarterly in arrears. The base management fee will be calculated based on the average value of MCC’s gross assets at the end of the two most recently completed calendar quarters and will be appropriately pro-rated for any partial quarter. On May 4, 2018, MCC Advisors voluntarily elected to waive $380,000 of the base management fee payable for the quarter ended March 31, 2018, which is shown on the Consolidated Statements of Operations.

Incentive Fee

The incentive fee has two components, as follows:

Incentive Fee Based on Income

The first component of the incentive fee is payable quarterly in arrears and is based on MCC’s pre-incentive fee net investment income earned during the calendar quarter for which the incentive fee is being calculated. MCC Advisors is entitled to receive the incentive fee on net investment income from MCC if MCC’s Ordinary Income (as defined below) exceeds a quarterly “hurdle rate” of 1.5%. The hurdle amount is calculated after making appropriate adjustments to MCC’s net assets, as determined as of the beginning of each applicable calendar quarter, in order to account for any capital raising or other capital actions as a result of any issuances by MCC of MCC Common Stock (including issuances pursuant to its dividend reinvestment plan), any repurchase by MCC of MCC Common Stock, and any dividends paid by MCC, each as may have occurred during the relevant quarter.

Beginning with the calendar quarter that commenced on January 1, 2016, the incentive fee on net investment income is determined and paid quarterly in arrears at the end of each calendar quarter by reference to MCC’s aggregate net investment income, as adjusted as described below, from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since January 1, 2016). MCC refers to such period as the “Trailing Twelve Quarters.”

The hurdle amount for the incentive fee on net investment income is determined on a quarterly basis, and is equal to 1.5% multiplied by MCC’s NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments to MCC’s net assets, as determined as of the beginning of each applicable calendar quarter, in order to account for any capital raising or other capital actions as a result of any issuances by MCC of MCC Common Stock (including issuances pursuant to MCC’s dividend reinvestment plan), any repurchase by MCC of MCC Common Stock, and any dividends paid by MCC, each as may have occurred during the relevant quarter. The incentive fee for any partial period will be appropriately pro-rated. Any incentive fee on net investment income will be paid to MCC Advisors on a quarterly basis, and will be based on the amount by which (A) aggregate net investment income (“Ordinary Income”) in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) is the described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount”. For the avoidance of doubt, Ordinary Income is net of all fees and expenses, including the reduced base management fee but excluding any incentive fee on Pre-Incentive Fee net investment income or on MCC’s capital gains.

Quarterly Incentive Fee Based on Income

The incentive fee on net investment income for each quarter is determined as follows:

•        No incentive fee on net investment income is payable to MCC Advisors for any calendar quarter for which there is no Excess Income Amount;

•        100% of the Ordinary Income, if any, that exceeds the hurdle amount, but is less than or equal to an amount, which MCC refers to as the “Catch-up Amount,” determined as the sum of 1.8182% multiplied by MCC’s net assets at the beginning of each applicable calendar quarter, as adjusted as noted above, comprising the relevant Trailing Twelve Quarters is included in the calculation of the incentive fee on net investment income; and

•        17.5% of the Ordinary Income that exceeds the Catch-up Amount is included in the calculation of the incentive fee on net investment income.

The amount of the incentive fee on net investment income that will be paid to MCC Advisors for a particular quarter will equal the excess of the incentive fee so calculated minus the aggregate incentive fees on net investment income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters but not in excess of the Incentive Fee Cap (as described below).

The incentive fee on net investment income that is paid to MCC Advisors for a particular quarter is subject to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap for any quarter is an amount equal to (a) 17.5% of the

Cumulative Net Return during the relevant Trailing Twelve Quarters minus (b) the aggregate incentive fees on net investment income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

“Cumulative Net Return” means (x) the Ordinary Income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss (as described below), if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, MCC will pay no incentive fee on net investment income to MCC Advisors for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the incentive fee on net investment income that is payable to MCC Advisors for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, MCC will pay an incentive fee on net investment income to MCC Advisors equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the incentive fee on net investment income that is payable to MCC Advisors for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, MCC will pay an incentive fee on net investment income to MCC Advisors, calculated as described above, for such quarter without regard to the Incentive Fee Cap.

Net Capital Loss in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, and dilution to MCC’s net assets due to capital raising or capital actions, in such period and (ii) aggregate capital gains, whether realized or unrealized and accretion to MCC’s net assets due to capital raising or capital action, in such period.

Dilution to MCC’s net assets due to capital raising is calculated, in the case of issuances of MCC Common Stock, as the amount by which the NAV per share was adjusted over the transaction price per share, multiplied by the number of shares issued. Accretion to MCC’s net assets due to capital raising is calculated, in the case of issuances of MCC Common Stock (including issuances pursuant to MCC’s dividend reinvestment plan), as the excess of the transaction price per share over the amount by which the NAV per share was adjusted, multiplied by the number of shares issued. Accretion to MCC’s net assets due to other capital action is calculated, in the case of repurchases by MCC of MCC Common Stock, as the excess of the amount by which the NAV per share was adjusted over the transaction price per share multiplied by the number of shares repurchased by MCC.

For the avoidance of doubt, the purpose of the new incentive fee calculation under the Fee Waiver Agreement is to permanently reduce aggregate fees payable to MCC Advisors by MCC, effective as of January 1, 2016. In order to ensure that MCC will pay MCC Advisors lesser aggregate fees on a cumulative basis, as calculated beginning January 1, 2016, MCC will, at the end of each quarter, also calculate the base management fee and incentive fee on net investment income owed by MCC to MCC Advisors based on the formula in place prior to January 1, 2016. If, at any time beginning January 1, 2016, the aggregate fees on a cumulative basis, as calculated based on the formula in place after January 1, 2016, would be greater than the aggregate fees on a cumulative basis, as calculated based on the formula in place prior to January 1, 2016, MCC Advisors shall only be entitled to the lesser of those two amounts.

The second component of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the MCC Investment Management Agreement as of the termination date) and equals 20.0% of MCC’s cumulative aggregate realized capital gains less cumulative realized capital losses, unrealized capital depreciation (unrealized depreciation on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to the investment adviser.

Under GAAP, MCC calculates the second component of the incentive fee as if MCC had realized all assets at their fair values as of the reporting date. Accordingly, when applicable, MCC accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. As the provisional capital gains incentive fee is subject to the performance of investments until there is a realization event, the amount of the provisional capital gains incentive fee accrued at a reporting date may vary from the capital gains incentive that is ultimately realized and the differences could be material.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could materially differ from those estimates. MCC has identified the following items as critical accounting policies.

Valuation of Portfolio Investments

MCC values investments for which market quotations are readily available at their market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. MCC weighs the use of third-party broker quotes, if any, in determining fair value based on MCC’s understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, a readily available market value is not expected to exist for many of the investments in MCC’s portfolio, and MCC values these portfolio investments at fair value as determined in good faith by the MCC Board under MCC’s valuation policy and process. MCC may seek pricing information with respect to certain of MCC’s investments from pricing services or brokers or dealers in order to value such investments.

Valuation methods may include comparisons of financial ratios of the portfolio companies that issued such private equity securities to peer companies that are public, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, MCC will consider the pricing indicated by the external event to corroborate the private equity valuation. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

The MCC Board is ultimately and solely responsible for determining the fair value of the investments in its portfolio that are not publicly traded, whose market prices are not readily available on a quarterly basis or any other situation where portfolio investments require a fair value determination.

With respect to investments for which market quotations are not readily available, the MCC Board will undertake a multi-step valuation process each quarter, as described below:

•        MCC’s quarterly valuation process begins with each investment being initially valued by the investment professionals responsible for monitoring the portfolio investment.

•        Preliminary valuation conclusions are then documented and discussed with senior management.

•        Independent third-party valuation firms are also employed for all of MCC’s investments for which there is not a readily available market value. At least twice annually, including at year end, the valuation for each portfolio investment is reviewed by an independent valuation firm.

•        The audit committee of the MCC Board reviews the preliminary valuations of the investment professionals, senior management and independent valuation firms.

•        MCC’s audit committee reviews and the MCC Board approves the valuations and determines the fair value of each investment in its portfolio in good faith based on the input of MCC Advisors, the respective independent valuation firms and the audit committee.

In following these approaches, the types of factors that are taken into account in fair value pricing investments include available current market data, including relevant and applicable market trading and transaction comparables; applicable market yields and multiples; security covenants; call protection provisions; information rights; the nature and realizable value of any collateral; the portfolio company’s ability to make payments; the portfolio company’s earnings and discounted cash flows; the markets in which the portfolio company does business; comparisons of financial ratios of peer companies that are public; comparable merger and acquisition transactions; and the principal market and enterprise values.

Determination of fair values involves subjective judgments and estimates made by management. The notes to MCC’s financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on MCC’s consolidated financial statements.

Revenue Recognition

MCC adopted ASU 2014-09, Revenue from Contracts with Customers, effective on October 1, 2018, using the modified retrospective method. Substantially all revenue streams are excluded from the scope of the new standard and the adoption of the standard had no material impact on MCC’s consolidated financial statements.

MCC’s revenue recognition policies are as follows:

Investments and Related Investment Income MCC accounts for investment transactions on a trade-date basis and interest income, adjusted for amortization of premiums and accretion of discounts, is recorded on an accrual basis. For investments with contractual PIK interest, which represents contractual interest accrued and added to the principal balance that generally becomes due at maturity, MCC will not accrue PIK interest if the portfolio company valuation indicates that the PIK interest is not collectible. Origination, closing and/or commitment fees associated with investments in portfolio companies are recognized as income when the investment transaction closes. Other fees are capitalized as deferred revenue and recorded into income over the respective period. Prepayment penalties received by MCC for debt instruments paid back to MCC prior to the maturity date are recorded as income upon receipt. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. MCC reports changes in the fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation/(depreciation) on investments in its Consolidated Statements of Operations.

Non-accrual MCC places loans on non-accrual status when principal and interest payments are past due by 90 days or more, or when there is reasonable doubt that MCC will collect principal or interest. Accrued interest is generally reversed when a loan is placed on non-accrual. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in MCC’s management’s judgment, are likely to remain current. As of June 30, 2019, certain investments in eight portfolio companies held by MCC were on non-accrual status with a combined fair value of approximately $33.7 million, or 7.1% of the fair value of MCC’s portfolio. As of September 30, 2018, certain investments in nine portfolio companies held by MCC were on non-accrual status with a combined fair value of approximately $48.1 million, or 7.3% of the fair value of its portfolio.

Federal Income Taxes

MCC has elected, and intends to qualify annually, to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, among other things, MCC is required to meet certain source of income and asset diversification requirements. Once qualified as a RIC, MCC must timely distribute to MCC Stockholders at least 90% of the sum of its ICTI including PIK, as defined by the Code, and net tax exempt interest income (which is the excess of MCC’s gross tax exempt interest income over certain disallowed deductions) for each taxable year in order to be eligible for tax treatment under Subchapter M of the Code. MCC will be subject to a nondeductible U.S. federal excise tax of 4% on undistributed income if it does not distribute at least 98% of its net ordinary income for any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31 of such calendar year and any income realized, but not distributed, in preceding years and on which MCC did not pay federal income tax. Depending on the level of ICTI earned in a tax year, MCC may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year and pay a 4% excise tax on such income, as required. To the extent that MCC determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for excise tax purposes, MCC accrues excise tax, if any, on estimated excess taxable income as taxable income is earned. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI.

Because federal income tax regulations differ from GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary. Permanent differences are reclassified among capital accounts in the consolidated financial statements to reflect their tax character. Temporary differences arise when certain items of income, expense, gain or loss are recognized at some time in the future. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes.

Recent Developments

On July 29, 2019, MCC entered into the Amended MCC Merger Agreement, by and between MCC and Sierra, pursuant to which MCC will, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger. In the MCC Merger, each share of MCC Common Stock (other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive (i) 0.68 shares of Sierra Common Stock if the attorneys’ fees of plaintiffs’ counsel and litigation expenses paid or incurred by plaintiffs’ counsel or advanced by plaintiffs in connection with the MCC Stockholder Action (such fees and expenses, the “Plaintiff Attorney Fees”) are less than or equal to $10,000,000; (ii) 0.66 shares of Sierra Common Stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000; (iii) between 0.68 and 0.66 per share of Sierra Common Stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000; or (iv) 0.66 shares of Sierra Common Stock in the event that the Plaintiff Attorney Fees are not determined prior to MCC Merger Closing; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock.

In accordance with the Amended MCC Merger Agreement, the MCC Special Committee announced the commencement of the 60-day “go shop” period provided for in Section 7.10 of the Amended MCC Merger Agreement. The 60-day period expires on September 27, 2019. The MCC Special Committee has retained Houlihan Lokey to assist it in soliciting, evaluating and potentially entering into negotiations with parties that offer MCC Merger Competing Proposals. There can be no assurance that this process will result in a MCC Merger Superior Proposal.

In addition, on July 29, 2019, Sierra and MDLY announced the execution of the Amended MDLY Merger Agreement, by and among MDLY, Sierra, and Merger Sub, pursuant to which MDLY will, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger. In the MDLY Merger, each share of MDLY Class A Common Stock, issued and outstanding immediately prior to the MDLY Merger Effective Date, other than shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly owned subsidiaries (the “Excluded MDLY Shares”) and any MDLY Merger Dissenting Shares, held, immediately prior to the MDLY Merger Effective Time, by any person other than a Unitholder (as defined below), will be converted into the right to receive (i) 0.2668 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.96 per share. In addition, in the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than the Excluded MDLY Shares and any Dissenting Shares, held, immediately prior to the MDLY Merger Effective Time, by a Medley LLC Unitholder will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share. Each share of MDLY Class B Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than any Dissenting Shares, will be canceled without consideration therefor.

Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. If both Mergers are successfully consummated, Sierra Common Stock would be listed on the NYSE, with such listing expected to be effective as of the closing date of the Mergers, and Sierra Common Stock will be listed on the TASE, with such listing expected to be effective as of the closing date of the MCC Merger. If, however, only the MDLY Merger is consummated, Sierra Common Stock would be listed on the NYSE. If both Mergers are successfully consummated, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by MCC Advisors, its wholly controlled adviser subsidiary, while the investment portfolios of MCC and Sierra would not be combined. If the MDLY Merger is consummated and the MCC Merger is not consummated, the investment management function relating to the operation of Sierra would still be internalized and the Sierra/MDLY Company would be managed by MCC Advisors.

On July 29, 2019, MCC entered into the Settlement by and among MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC Advisors, Medley LLC and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour Capital Group LLC (“FrontFour Capital”) and FrontFour Master Fund, Ltd. (“FrontFour Master” together with FrontFour Capital, the “FrontFour Parties”), on behalf of themselves and the Settlement Class, on the other hand, in connection with the MCC Stockholder Action. The

Settlement provides for the settlement of all claims brought against the Medley Parties in the MCC Stockholder Action. Under the Settlement, MCC agreed to seek the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement, and (ii) the MDLY Merger Agreement, which have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement described above. The Settlement also provides for, if the MCC Merger is consummated, the creation of a settlement fund, consisting of $17 million in cash and $30 million of Sierra Common Stock, with the number of shares of Sierra Common Stock to be calculated using the pro forma NAV reported in the future proxy supplement describing the Amended MCC Merger Agreement, which will be distributed to the Eligible Class Members. Under the Settlement, MDLY also consented to certain amendments to the MCC Merger Agreement and the MDLY Merger Agreement that have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement. The Settlement also provides for mutual releases between and among the FrontFour Parties and the Settlement Class, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the MCC Stockholder Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the MCC Stockholder Action and all claims that were or could have been asserted (other than claims against the Highland Parties, as defined in the Settlement) in the litigation pending in the Federal Action, and the FrontFour Parties and the Settlement Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action. The Settlement further provides that MCC and FrontFour shall work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement consistent with the Memorandum Opinion issued by the Delaware Court of Chancery on March 11, 2019, in connection with the MCC Stockholder Action. The Settlement is subject to the approval of the Delaware Court of Chancery. The Delaware Court of Chancery is expected to schedule a hearing on October 24, 2019 to consider the Settlement.

On July 29, 2019, MCC entered into the Governance Agreement with FrontFour Capital, FrontFour Master, FrontFour Capital Corp. (“FrontFour Corp.”), FrontFour Opportunity Fund (the “Canadian Fund”), David A. Lorber, Stephen E. Loukas and Zachary R. George (collectively, “FrontFour”). As previously disclosed, the MCC Board had previously appointed David A. Lorber and Lowell W. Robinson (the “New Directors”) to the MCC Board on April 15, 2019. Pursuant to the terms of the Governance Agreement, FrontFour has acknowledged that Mr. Robinson shall, and Mr. Lorber has agreed to, (i) notify MCC if they cease to qualify as independent under certain independence standards, and (ii) comply with MCC’s policies and preserve the confidentiality of its confidential information, in the same manner as other independent directors on MCC. If at any time during the Restricted Period (defined below), a New Director is unable or unwilling to serve as a director for any reason, then FrontFour, upon the terms and subject to the conditions set forth in the Governance Agreement, will be entitled to designate a replacement director. FrontFour has agreed that until the earlier of the date on which (i) the MCC Merger Agreement has been duly and validly terminated in accordance with its terms or (ii) the date of the MCC Stockholder meeting, at which approval of the Amended MCC Merger Agreement and the transactions contemplated thereby is sought, they shall (a) vote all securities of MCC over which they have the right to vote in favor of the adoption of, and the transactions contemplated by, the Amended MCC Merger Agreement, including the MCC Merger contemplated thereby, (b) not transfer securities of MCC held by FrontFour (subject to certain exceptions), and (c) not tender any securities of MCC held by FrontFour in connection with any tender or exchange offer. The Governance Agreement provides that, during the Restricted Period, FrontFour shall vote, subject to certain exceptions, all securities of MCC or Sierra (as the surviving company in the MCC Merger) (each, a “Standstill Party”), as the case may be, over which they have the right to vote (i) in favor of each director candidate nominated and recommended by the board of directors of a Standstill Party, and (ii) against any stockholder nominees for director which are not recommended by the board of directors of a Standstill Party. During the Restricted Period, with respect to any stockholder proposals or other business presented at any respective stockholder meeting of a Standstill Party or pursuant to any action by written consent, FrontFour shall vote in accordance with either (a) the recommendation of the board of the Standstill Party or (b) the recommendation of Institutional Shareholder Services Inc. (“ISS”). Under the Governance Agreement, FrontFour has agreed, during the Restricted Period, to abide by certain customary “standstill” restrictions. Pursuant to the Governance Agreement, FrontFour has also agreed to support MCC’s undertakings (i) to obtain exemptive relief from the SEC sufficient to permit the consummation of (a) the MCC Merger and (b) the MDLY Merger, and (ii) to obtain the support of proxy advisory services (including ISS and Glass Lewis & Co.) for the Amended MCC Merger Agreement. The Governance Agreement defines “Restricted Period” as the period commencing on the date of the Governance Agreement and ending on: (i) in the event that the MCC Merger Agreement is validly terminated in accordance with the terms thereof, the earlier of (a) January 1, 2020, or (b) 30 days prior to the last date that stockholder nominations for director elections are permitted with respect to the 2020 annual meeting of MCC Stockholders; and (ii) in the event that the MCC Merger is consummated, with respect to Sierra, the earlier of (x) January 1, 2020, or (y) 30 days prior to the last date that stockholder nominations for director elections are permitted with respect to the 2020 annual meeting of Sierra Stockholders.

SENIOR SECURITIES OF MCC
(dollar amounts in thousands, except per share data)

Information about MCC’s senior securities (including debt securities and other indebtedness) is shown in the following tables as of June 30, 2019 and the fiscal years ended September 30, 2018, 2017, 2016, 2015, 2014, 2013 and 2012.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)		Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit
Revolving Facility
September 30, 2011	$—		—	N/A(4)	N/A(5)
September 30, 2012	$15,000		3,630	N/A(4)	N/A(5)
September 30, 2013	$2,500		3,256	N/A(4)	N/A(5)
September 30, 2014	$146,500		2,732	N/A(4)	N/A(5)
September 30, 2015	$192,700		2,318	N/A(4)	N/A(5)
September 30, 2016	$14,000		2,414	N/A(4)	N/A(5)
September 30, 2017	$68,000		2,327	N/A(4)	N/A(5)
September 30, 2018	$—		—	N/A(4)	N/A(5)
June 30, 2019 (unaudited)	$—		—	N/A(4)	N/A(5)

Term Loan Facility
September 30, 2011	$—		—	N/A(4)	N/A(5)
September 30, 2012	$55,000		3,630	N/A(4)	N/A(5)
September 30, 2013	$120,000		3,256	N/A(4)	N/A(5)
September 30, 2014	$171,500		2,732	N/A(4)	N/A(5)
September 30, 2015	$174,000		2,318	N/A(4)	N/A(5)
September 30, 2016	$174,000		2,414	N/A(4)	N/A(5)
September 30, 2017	$102,000		2,327	N/A(4)	N/A(5)
September 30, 2018	$—		—	N/A(4)	N/A(5)
June 30, 2019 (unaudited)	$—		—	N/A(4)	N/A(5)

2019 Notes
September 30, 2011	$—		—	N/A(4)	$—
September 30, 2012	$40,000		3,630	N/A(4)	$25.47
September 30, 2013	$40,000		3,256	N/A(4)	$25.61
September 30, 2014	$40,000		2,732	N/A(4)	$25.62
September 30, 2015	$40,000		2,318	N/A(4)	$25.26
September 30, 2016	$40,000		2,414	N/A(4)	$25.44
September 30, 2017	$—		—	N/A(4)	$25.39
September 30, 2018	$—		—	N/A(4)	N/A(5)
June 30, 2019 (unaudited)	$—		—	N/A(4)	N/A(5)

2021 Notes
September 30, 2011	$—		—	N/A(4)	$—
September 30, 2012	$—		—	N/A(4)	$—
September 30, 2013	$—		—	N/A(4)	$—
September 30, 2014	$—		—	N/A(4)	$—
September 30, 2015	$—		—	N/A(4)	$—
September 30, 2016	$74,013		2,414	N/A(4)	$25.48
September 30, 2017	$74,013		2,327	N/A(4)	$25.80
September 30, 2018	$74,013	(6)	2,126	N/A(4)	$25.48
June 30, 2019 (unaudited)	$74,013	(6)	1,912	N/A(4)	$25.00

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)		Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit
2023 Notes
September 30, 2011	$—		—	N/A(4)	$—
September 30, 2012	$—		—	N/A(4)	$—
September 30, 2013	$63,500		3,256	N/A(4)	$23.74
September 30, 2014	$63,500		2,732	N/A(4)	$24.76
September 30, 2015	$63,500		2,318	N/A(4)	$24.79
September 30, 2016	$63,500		2,414	N/A(4)	$25.19
September 30, 2017	$102,847		2,327	N/A(4)	$25.18
September 30, 2018	$89,847	(6)	2,126	N/A(4)	$25.02
June 30, 2019 (unaudited)	$77,847	(6)	1,912	N/A(4)	$24.67

2024 Notes
September 30, 2011	$—		—	N/A(4)	$—
September 30, 2012	$—		—	N/A(4)	$—
September 30, 2013	$—		—	N/A(4)	$—
September 30, 2014	$—		—	N/A(4)	$—
September 30, 2015	$—		—	N/A(4)	$—
September 30, 2016	$—		—	N/A(4)	$—
September 30, 2017	$—		—	N/A(4)	$—
September 30, 2018	$121,276	(6)	2,126	N/A(4)	$273.95
June 30, 2019 (unaudited)	$120,156	(6)	1,912	N/A(4)	$244.09

SBA Debentures
September 30, 2011	$—		—	N/A(4)	N/A(5)
September 30, 2012	$—		—	N/A(4)	N/A(5)
September 30, 2013	$30,000		3,256	N/A(4)	N/A(5)
September 30, 2014	$100,000		2,732	N/A(4)	N/A(5)
September 30, 2015	$150,000		2,318	N/A(4)	N/A(5)
September 30, 2016	$150,000		2,414	N/A(4)	N/A(5)
September 30, 2017	$150,000		2,327	N/A(4)	N/A(5)
September 30, 2018	$135,000	(6)	2,126	N/A(4)	N/A(5)
June 30, 2019 (unaudited)	$—		—	N/A(4)	N/A(5)

____________

(1)      Total amount of each class of senior securities outstanding at the end of the period presented.

(2)      The asset coverage ratio for a class of senior securities representing indebtedness is calculated as MCC’s consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(3)      The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4)      Information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(5)      Not applicable as these classes of securities are not registered for public trading.

(6)      As of November 5, 2019, $77.8 million, $74.0 million, and $90.1 million in aggregate principal amount of the 2023 Notes, 2021 Notes, and the 2024 Notes, respectively, and no SBA debentures were outstanding (unaudited).

PORTFOLIO COMPANIES OF MCC

The following table sets forth certain information as of June 30, 2019, for each portfolio company in which MCC had an investment. Other than these Investments, MCC’s only formal relationship with its portfolio companies is the managerial assistance that it provides upon request and the board observer or participation rights it may receive in connection with its investment.

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Non-Controlled/Non-Affiliated Investments:

Alpine SG, LLC(7)	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.50% Cash, 1.00% LIBOR Floor)(14)	11/16/2022	$5,061,750	$5,061,750	$5,020,244	2.0%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 5.50% Cash, 1.00% LIBOR Floor)(14)	11/16/2022	2,444,350	2,444,350	2,424,306	1.0%
		Revolving Credit Facility (LIBOR + 5.50% Cash, 1.00% LIBOR Floor)(14)(17)	11/16/2022	—	—	—	0.0%
				7,506,100	7,506,100	7,444,550
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	9/25/2023	4,387,500	4,387,500	4,274,741	1.7%
				4,387,500	4,387,500	4,274,741
Autosplice, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(14)	6/17/2020	13,521,241	13,521,241	13,491,495	5.4%
				13,521,241	13,521,241	13,491,495
Avantor, Inc.	Wholesale	Equity – 942,160 Common Units(18)		—	16,487,800	17,985,834	7.3%
				—	16,487,800	17,985,834
Barry’s Bootcamp Holdings, LLC	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	7/14/2022	7,628,570	7,628,570	7,565,253	3.1%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	7/14/2022	1,271,430	1,271,430	1,260,877	0.5%
		Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	7/14/2022	4,400,000	4,400,000	4,363,040	1.8%
				13,300,000	13,300,000	13,189,170
Be Green Packaging, LLC	Containers, Packaging & Glass	Equity – 417 Common Units		—	416,250	—	0.0%
				—	416,250	—
Black Angus Steakhouses, LLC(7)	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	4/24/2020	7,341,518	7,341,518	7,307,757	2.9%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	4/24/2020	—	—	—	0.0%
		Revolving Credit Facility (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)(17)	4/24/2020	491,072	491,072	490,089	0.2%
				7,832,590	7,832,590	7,797,846

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
CPI International, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan (LIBOR + 7.25% Cash, 1.00% LIBOR Floor)(13)	7/28/2025	3,010,025	2,997,714	2,891,430	1.2%
				3,010,025	2,997,714	2,891,430
Crow Precision Components, LLC	Aerospace & Defense	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	9/30/2019	12,490,000	12,490,000	12,490,000	5.0%
		Equity – 350 Common Units		—	700,000	658,858	0.3%
				12,490,000	13,190,000	13,148,858
CT Technologies Intermediate Holdings, Inc.(12)	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(13)	12/1/2022	7,500,000	7,500,000	5,736,750	2.3%
				7,500,000	7,500,000	5,736,750
DataOnline Corp.(7)	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.75% Cash, 1.00% LIBOR Floor)(14)	7/31/2025	15,880,000	15,880,000	15,729,140	6.3%
		Revolving Credit Facility (LIBOR + 5.75% Cash, 1.00% LIBOR Floor)(14)(17)	7/31/2024	—	—	—	0.0%
				15,880,000	15,880,000	15,729,140
Dermatologists of Southwestern Ohio, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(13)	4/20/2022	1,068,172	1,068,172	1,058,452	0.4%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(13)	4/20/2022	405,273	405,273	401,585	0.2%
				1,473,445	1,473,445	1,460,037
Dream Finders Homes, LLC	Construction & Building	Senior Secured First Lien Term Loan B (10.00% Cash)	10/1/2019	1,859,699	1,859,699	1,859,699	0.7%
		Preferred Equity (8.00% PIK)		4,102,751	4,102,751	4,102,751	1.7%
				5,962,450	5,962,450	5,962,450

FKI Security Group, LLC	Capital Equipment	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	3/30/2020	11,000,000	11,000,000	10,688,700	4.3%
				11,000,000	11,000,000	10,688,700
Footprint Acquisition, LLC	Services: Business	Preferred Equity (8.75% PIK)		7,126,205	7,126,205	7,126,205	2.9%
		Equity – 150 Common Units		—	—	3,347,965	1.4%
				7,126,205	7,126,205	10,474,170
Freedom Powersports, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 10.00% Cash, 1.50% LIBOR Floor)(14)	9/26/2019	9,820,000	9,820,000	9,820,000	4.0%
				9,820,000	9,820,000	9,820,000
Global Accessories Group, LLC(12)	Consumer goods: Non-durable	Equity – 3.8% Membership Interest		—	151,337	151,339	0.1%
				—	151,337	151,339
Heligear Acquisition Co.	Aerospace & Defense	Senior Secured First Lien Note (10.25% Cash)(8)	10/15/2019	20,000,000	20,000,000	19,484,000	7.9%
				20,000,000	20,000,000	19,484,000
The Imagine Group, LLC	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan (LIBOR + 8.75% Cash, 1.00% LIBOR Floor)(13)	6/21/2023	3,000,000	2,967,074	2,262,300	0.9%
				3,000,000	2,967,074	2,262,300

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Impact Group, LLC	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	6/27/2023	3,263,288	3,263,288	3,113,177	1.3%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	6/27/2023	9,454,998	9,454,998	9,020,068	3.6%
				12,718,286	12,718,286	12,133,245
InterFlex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(13)	8/18/2022	13,446,675	13,446,675	12,596,845	5.1%
				13,446,675	13,446,675	12,596,845
L & S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 7.50% Cash, 1.00% LIBOR Floor)(14)	2/15/2022	6,169,973	6,169,973	6,169,973	2.5%
				6,169,973	6,169,973	6,169,973
Lighting Science Group Corporation	Containers, Packaging & Glass	Warrants – 1.01% of Outstanding Equity(19)	2/19/2024	—	955,680	—	0.0%
				—	955,680	—
Manna Pro Products, LLC	Consumer goods: Non-durable	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(13)	12/8/2023	5,412,359	5,412,359	5,145,530	2.1%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(13)	12/8/2023	1,098,956	1,098,956	1,044,778	0.4%
				6,511,315	6,511,315	6,190,308
Point.360	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00% PIK)(10)(16)	7/8/2020	2,508,507	2,103,712	577,709	0.2%
				2,508,507	2,103,712	577,709
RateGain Technologies, Inc.	Hotel, Gaming & Leisure	Unsecured Debt(20)	7/31/2020	761,905	761,905	761,905	0.3%
		Unsecured Debt(20)	7/31/2021	761,905	761,905	761,905	0.3%
				1,523,810	1,523,810	1,523,810
Redwood Services Group, LLC(7)	Services: Business	Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	6/6/2023	875,000	875,000	860,475	0.3%
				875,000	875,000	860,475
RMS Holding Company, LLC(7)	Services: Business	Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	11/16/2022	1,973,728	1,973,728	1,944,414	0.8%
				1,973,728	1,973,728	1,944,414
Sendero Drilling Company, LLC	Energy: Oil & Gas	Unsecured Debt (8.00% Cash)	8/31/2019	850,000	850,000	850,000	0.3%
				850,000	850,000	850,000
Seotowncenter, Inc.	Services: Business	Equity – 3,434,169.6 Common Units		—	566,475	1,236,301	0.5%
				—	566,475	1,236,301
SFP Holding, Inc.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)	9/1/2022	4,832,875	4,832,875	4,784,546	1.9%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)	9/1/2022	1,875,946	1,875,946	1,857,187	0.7%
		Equity – 1.42% Company Interest		—	985,672	985,672	0.4%
				6,708,821	7,694,493	7,627,405

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(10)(14)	7/31/2020	7,433,740	7,239,798	—	0.0%
				7,433,740	7,239,798	—
SMART Financial Operations, LLC	Retail	Equity – 700,000 Class A Preferred Units		—	700,000	539,000	0.2%
				—	700,000	539,000
Stancor, Inc.	Services: Business	Equity – 263,814.43 Class A Units		—	263,815	274,367	0.1%
				—	263,815	274,367
Starfish Holdco, LLC	High Tech Industries	Senior Secured Second Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(13)	8/18/2025	2,000,000	1,974,944	1,997,600	0.8%
				2,000,000	1,974,944	1,997,600
Trans-Fast Remittance LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)	12/2/2021	3,567,857	3,567,857	3,539,314	1.4%
		Revolving Credit Facility (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)	12/2/2021	1,875,000	1,875,000	1,860,000	0.7%
				5,442,857	5,442,857	5,399,314
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 11.00% PIK, 1.00% LIBOR Floor)(14)	4/28/2023	863,979	798,974	757,537	0.3%
		Equity – 5,441 Class A Units		—	302,464	302,464	0.1%
		Warrants – 0.65% of Outstanding Equity	3/30/2028	—	361,668	361,668	0.1%
				863,979	1,463,106	1,421,669
Walker Edison Furniture Company LLC	Consumer goods: Durable	Senior Secured First Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	9/26/2024	3,634,906	3,634,906	3,634,906	1.5%
		Equity – 1,500 Common Units		—	1,500,000	2,250,000	0.9%
				3,634,906	5,134,906	5,884,906
Watermill-QMC Midco, Inc.	Automotive	Equity – 1.3% Partnership Interest(9)		—	518,283	181,399	0.1%
				—	518,283	181,399
Subtotal Non-Controlled/Non-Affiliated Investments				$216,471,153	$239,646,562	$229,401,550

Affiliated Investments:
1888 Industrial Services, LLC(7)	Energy: Oil & Gas	Senior Secured First Lien Term Loan A (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(14)	9/30/2021	$8,984,232	$8,984,232	$8,984,232	3.6%
		Senior Secured First Lien Term Loan B (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(10)(14)	9/30/2021	22,330,717	19,468,870	11,165,359	4.5%
		Senior Secured First Lien Term Loan C (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(14)	6/30/2021	1,148,042	1,148,042	1,148,042	0.5%
		Revolving Credit Facility (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(14)(17)	9/30/2021	3,414,008	3,414,008	3,414,008	1.4%
		Equity – 21,562.16 Class A Units		—	—	—	0.0%
				35,876,999	33,015,152	24,711,641

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Access Media Holdings, LLC(7)	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan (10.00% PIK)(10)	7/22/2020	9,784,179	8,446,385	5,503,601	2.2%
		Preferred Equity Series A		1,600,000	1,600,000	—	0.0%
		Preferred Equity Series AA		800,000	800,000	—	0.0%
		Preferred Equity Series AAA		971,200	971,200	(100,800)	0.0%
		Equity – 16 Common Units		—	—	—	0.0%
				13,155,379	11,817,585	5,402,801
Brantley Transportation LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan (12.00% PIK)(10)	8/2/2017	14,040,736	9,000,000	1,653,999	0.7%
		Senior Secured First Lien Delayed Draw (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(13)	8/2/2017	503,105	503,105	503,105	0.2%
		Equity – 7.5 Common Units		—	—	—	0.0%
				14,543,841	9,503,105	2,157,104
Caddo Investors Holdings 1 LLC(11)	Forest Products & Paper	Equity – 6.15% Membership Interest(22)		—	2,520,842	2,759,061	1.1%
				—	2,520,842	2,759,061
Dynamic Energy Services International LLC(7)	Energy: Oil & Gas	Senior Secured First Lien Term Loan (LIBOR + 13.50% PIK)(10)(16)	12/31/2021	10,685,671	7,824,974	1,214,961	0.5%
		Revolving Credit Facility (12.00% Cash)	12/31/2019	1,780,499	1,780,499	1,780,499	0.7%
		Equity – 12,350,000 Class A Units		—	—	—	0.0%
				12,466,170	9,605,473	2,995,460
JFL-NGS Partners, LLC	Construction & Building	Preferred Equity – A-2 Preferred (3.00% PIK)		32,412,818	32,412,818	32,412,818	13.1%
		Preferred Equity – A-1 Preferred (3.00% PIK)		4,194,480	4,194,480	4,194,480	1.7%
		Equity – 57,300 Class B Units		—	57,300	19,096,371	7.7%
				36,607,298	36,664,598	55,703,669
JFL-WCS Partners, LLC	Environmental Industries	Preferred Equity – Class A Preferred (6.00% PIK)		1,236,269	1,236,269	1,236,269	0.5%
		Equity – 129,588 Class B Units		—	129,588	2,755,041	1.1%
				1,236,269	1,365,857	3,991,310
Kemmerer Operations, LLC(7)	Metals & Mining	Senior Secured First Lien Term Loan (15.00% PIK)	6/21/2023	1,694,915	1,694,915	1,694,915	0.7%
		Senior Secured First Lien Delayed Draw Term Loan (15.00% PIK)	6/21/2023	677,966	677,966	677,966	0.3%
		Equity – 6.7797 Common Units		—	962,717	962,717	0.4%
				2,372,881	3,335,598	3,335,598
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 9.50% PIK, 1.00% LIBOR Floor)(14)	10/11/2021	9,245,964	8,980,577	8,483,172	3.4%
		Senior Secured First Lien Term Loan A (LIBOR + 9.50% PIK, 1.00% LIBOR Floor)(14)	10/11/2021	3,185,562	3,185,562	2,922,753	1.2%
		Senior Secured First Lien Term Loan C (LIBOR + 10.00% Cash, 1.00% LIBOR Floor)(14)	10/11/2021	492,090	492,090	490,761	0.2%
		Warrants – 7.68% of Outstanding Equity	1/9/2027	—	499,751	—	0.0%
				12,923,616	13,157,980	11,896,686

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
US Multifamily, LLC(11)	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (10.00% Cash)	6/17/2021	6,670,000	6,670,000	6,670,000	2.7%
		Equity – 33,300 Preferred Units		—	3,330,000	3,330,000	1.3%
				6,670,000	10,000,000	10,000,000
Subtotal Affiliated Investments				$135,852,453	$130,986,190	$122,953,330

Controlled Investments:(5)
Capstone Nutrition	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(10)(14)	9/25/2020	$33,875,477	$20,846,571	$4,607,065	1.9%
		Senior Secured First Lien Delayed Draw (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(10)(14)	9/25/2020	15,233,655	9,686,866	2,071,777	0.8%
		Senior Secured First Lien Incremental Delayed Draw (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(14)	9/25/2020	3,876,803	3,876,803	3,876,803	1.6%
		Equity – 4,664.6 Class B Units and 9,424.4 Class C Units		—	12	—	0.0%
		Equity – 2,932.3 Common Units		—	400,003	—	0.0%
				52,985,935	34,810,255	10,555,645
MCC Senior Loan Strategy JV I LLC(11)	Multisector Holdings	Equity – 87.5% ownership of MCC Senior Loan Strategy JV I LLC(22)		—	78,575,000	72,822,579	29.4%
				—	78,575,000	72,822,579
NVTN LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan (LIBOR + 4.00% Cash, 1.00% LIBOR Floor)(13)	11/9/2020	4,255,990	4,255,990	4,255,990	1.7%
		Senior Secured First Lien Term Loan B (LIBOR + 9.25% PIK, 1.00% LIBOR Floor)(10)(13)	11/9/2020	13,041,067	12,305,096	6,941,760	2.8%
		Senior Secured First Lien Term Loan C (LIBOR + 12.00% PIK, 1.00% LIBOR Floor)(10)(13)	11/9/2020	8,429,516	7,570,054	—	0.0%
		Equity – 787.4 Class A Units		—	9,550,922	—	0.0%
				25,726,573	33,682,062	11,197,750
TPG Plastics LLC	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan (Prime + 5.00% Cash)(15)	12/31/2019	363,018	363,018	363,018	0.1%
		Unsecured Debt (10.00% Cash)(21)		283,310	283,310	283,310	0.1%
		Equity – 35 Class B Units		—	3,317,149	1,644,751	0.7%
				646,328	3,963,477	2,291,079
URT Acquisition Holdings Corporation	Services: Business	Senior Secured Second Lien Term Loan (LIBOR + 8.00% PIK, 2.00% LIBOR Floor)(14)	5/2/2022	17,921,808	17,921,808	17,921,808	7.2%
		Preferred Equity (12.00% PIK)		6,552,890	6,552,890	6,552,890	2.6%
		Equity – 397,466 Common Units		—	12,936,879	2,082,722	0.8%
				24,474,698	37,411,577	26,557,420
Subtotal Control Investments				$103,833,534	$188,442,371	$123,424,473

Total Investments, June 30, 2019				$456,157,140	$559,075,123	$475,779,353	191.8%

____________

(1)      All of MCC’s investments are domiciled in the United States. Certain investments also have international operations.

(2)      Par amount includes accumulated payment-in-kind (“PIK”) interest, as applicable, and is net of repayments.

(3)      Gross unrealized appreciation, gross unrealized depreciation, and net unrealized depreciation for U.S. federal income tax purposes totaled $29,408,814, $109,722,840, and $80,314,026, respectively. The tax cost basis of investments is $556,093,379 as of June 30, 2019.

(4)      Percentage is based on net assets of $248,080,128 as of June 30, 2019.

(5)      Control Investments are defined by the Investment Company Act as investments in companies in which MCC owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(6)      Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of ASC 820 fair value hierarchy (see Note 4).

(7)      The investment has an unfunded commitment as of June 30, 2019 (see Note 8), and includes an analysis of the value of any unfunded commitments.

(8)      Securities are exempt from registration under Rule 144A of the Securities Act. These securities represent a fair value of $19,484,000 and 7.9% of net assets as of June 30, 2019, and are considered restricted securities.

(9)      Represents 1.3% partnership interest in Watermill-QMC Partners, LP and Watermill-EMI Partners, LP.

(10)    The investment was on non-accrual status as of June 30, 2019.

(11)    The investment is not a qualifying asset as defined under Section 55(a) of Investment Company Act, in a whole, or in part. As of June 30, 2019, 21.8% of MCC’s portfolio investments were non-qualifying assets.

(12)    A portion of this investment was sold via a participation agreement. The amount stated is the portion retained by MCC (see Note 3).

(13)    The interest rate on these loans is subject to the greater of a LIBOR floor, or 1 month LIBOR plus a base rate. The 1 month LIBOR as of June 30, 2019 was 2.40%.

(14)    The interest rate on these loans is subject to the greater of a LIBOR floor, or 3 month LIBOR plus a base rate. The 3 month LIBOR as of June 30, 2019 was 2.33%.

(15)    These loans bear interest at an alternate base rate, or in the case of these particular investments the Prime Rate set by the Federal Reserve, plus a given spread. The Prime Rate in effect at June 30, 2019 was 5.50%.

(16)    The interest rate on these loans is subject to 3 month LIBOR plus a base rate. The 3 month LIBOR as of June 30, 2019 was 2.33%.

(17)    This investment earns 0.50% commitment fee on all unused commitment as of June 30, 2019, and is recorded as a component of interest income on the Consolidated Statements of Operations.

(18)    This investment represents a Level 1 security in the ASC 820 table as of June 30, 2019 (see Note 4).

(19)    This investment represents a Level 2 security in the ASC 820 table as of June 30, 2019 (see Note 4).

(20)    Security is non-income producing.

(21)    This investment is scheduled to repay a percentage of the outstanding principal on a quarterly basis. Upon TPG Plastics, LLC obtaining all environmental and product testing authorizations, licenses and permits from all applicable governmental authorities, the remaining outstanding principal is expected to be repaid in full.

(22)    As a practical expedient, MCC uses NAV to determine the fair value of this investment.

Overview of Portfolio Companies

Set forth below is a brief description of the business of MCC’s portfolio companies as of June 30, 2019.

Portfolio Company	Brief Description of Portfolio Company
1888 Industrial Services, LLC

1888 Industrial Services, LLC (“1888”) provides field support services to oil and gas independent producers, drilling companies and midstream companies in the Denver-Julesburg Basin, with headquarters in the heart of the Wattenberg region in Greeley, CO. 1888 builds, repairs, modifies and maintains oil and gas production equipment, sites, wells and pipelines.

Access Media Holdings, LLC

Access Media Holdings, LLC (d/b/a Access Media 3, Inc.) headquartered in Oak Brook, IL, is a triple-play provider of digital satellite television, high speed internet and voice services to the residential multi-dwelling unit market in the United States.

Alpine SG, LLC

Alpine SG, LLC (“Alpine SG”) is an aggregator of niche, vertically oriented software businesses. Each acquired business operates independently with oversight from the Alpine SG management team. The platform at close includes the following five companies: CSF, Aerialink, Minute Menu, Bill4Time, and Exym.

American Dental Partners, Inc.	American Dental Partners, Inc., founded in 1995 and headquartered in Wakefield, MA, provides dental groups with critical administrative functions, enabling dentists to focus on clinical care.
Autosplice, Inc.

Autosplice, Inc. (“Autosplice”), founded in 1954 and headquartered in San Diego, CA, is a global supplier of highly engineered, mission-critical electrical interconnectors to OEMs and Tier 1 suppliers. Autosplice serves a wide variety of end-markets, providing the automotive, industrial, telecommunications, medical, transportation, consumer, and other applications.

Avantor, Inc.	Avantor, Inc. is a global provider of products and services to the biopharma, healthcare, education & government, and advanced technologies & applied materials industries.
Barry’s Bootcamp Holdings, LLC

Barry’s Bootcamp Holdings, LLC, founded in 1998 and headquartered in Los Angeles, CA, is a leading boutique fitness studio operator offering hour-long workouts that focus on high-intensity interval training, cardio, and strength training.

Be Green Packaging, LLC

Be Green Packaging, LLC, founded in 2007 and headquartered in Thousand Oaks, CA, designs and manufactures sustainable, tree-free, molded fiber products and packaging for the food service and consumer packaged goods end markets.

Black Angus Steakhouses, LLC	Black Angus Steakhouses, LLC, founded in 1964 and headquartered in Los Altos, CA, operates restaurants across six states including California, Arizona, Alaska, New Mexico, Washington, and Hawaii.
Brantley Transportation LLC

Brantley Transportation LLC, (“Brantley”) based in Monahans, TX, was founded more than 50 years ago and is a provider of mission-critical transportation services to energy producers and drilling companies in the upstream and midstream energy markets. Brantley leverages its fleet of trucks, trailers, cranes and related specialized heavy equipment to provide its customers with customized services involving drilling rig transportation and field services, which includes the disassembly, transportation, and reassembly of drilling rigs and related equipment as well as production services.

Caddo Investors Holdings LLC	Caddo Investors Holdings LLC (d/b/a TexMark Timber Treasury, L.P.), consists of ~1.1 million acres of high quality and relatively young timber lands located in East Texas.

Portfolio Company	Brief Description of Portfolio Company
Capstone Nutrition

Capstone Nutrition (“Capstone”) which is headquartered in Ogden, UT is a pure-play developer and manufacturer in the nutrition industry. Since 1992, Capstone has been developing, producing, and packaging capsule, tablet, and powder products for a variety of customers in the United States and Internationally.

Central States Dermatology Services, LLC	Central States Dermatology Services, LLC, headquartered in Dayton, OH, serves dermatology clinics throughout Ohio.
CPI International, Inc.

CPI International, Inc., headquartered in Palo Alto, CA. develops and manufactures microwave, radio frequency, power, and control products for critical communications, defense and medical applications.

Crow Precision Components, LLC	Crow Precision Components, LLC is a Fort Worth, TX based forger of aluminum and steel used for mission critical aircraft components, among other end markets.
CT Technologies Intermediate Holdings, Inc.

CT Technologies Intermediate Holdings, Inc, founded in 1976 and located in Alpharetta, GA, is a provider of outsourced release-of-information services, which involves the interaction between healthcare providers, who possess protected medical information, and authorized requestors, who are entitled to receive that information for various commercial, legal, or personal purposes.

DataOnline Corp.

DataOnline Corp. (“DataOnline”) is a global provider of M2M solutions specifically for the monitoring of both fixed and mobile remote industrial assets. DataOnline specializes in robust and reliable devices & sensors, remote data collection, global wireless communications & web-based applications.

Dream Finders Homes, LLC

Dream Finders Homes, LLC (“DFH”), founded in 2009 and headquartered in Jacksonville, FL, is a residential homebuilder currently operating in the greater Jacksonville, FL market. DFH builds both single-family homes and townhomes, and is developing and building units in a number of attractive communities across Clay County, St. John’s County, and Nassau County.

Dynamic Energy Services International LLC

Dynamic Energy Services International LLC, headquartered in Wayne, PA, is a provider of full-service fabrication, construction and maintenance services to a broad range of worldwide markets including oil and gas, industrial and petrochemical markets.

FKI Security Group, LLC

FKI Security Group, LLC, founded in 1951 and headquartered in New Albany, IN, is a global manufacturer and national service provider of security, safety and asset protection products used in a variety of industries, including the financial services, government, retail, education, and medical end markets.

Footprint Acquisition, LLC	Footprint Acquisition, LLC, headquartered in Lisle, IL, is a provider of in store merchandising and logistics solutions to major retailers and consumer packaged goods manufacturers.
Freedom Powersports, LLC	Freedom Powersports, LLC, headquartered in Weatherford, TX and founded in 2013, is a powersports dealer with locations in Texas, Georgia and Alabama.
Global Accessories Group, LLC

Global Accessories Group, LLC, headquartered in New York City, designs, manufactures, and sells custom-themed jewelry and accessory collections. These collections are tailored to leading retailers in the specialty, department store, off-price and juniors markets.

Heligear Acquisition Co.

Heligear Acquisition Co. (d/b/a Northstar Aerospace, Inc.) headquartered in Bedford Park, IL is an independent manufacturer of flight-critical aerospace gears and power transmission systems for domestic and international military and commercial aircraft applications.

Imagine! Print Solutions, LLC

Imagine! Print Solutions LLC., founded in 1988 and headquartered in Minneapolis, MN, is a provider of in-store marketing solutions in North America providing comprehensive in-store, point-of-purchase/point of sale marketing campaigns.

Portfolio Company	Brief Description of Portfolio Company
Impact Sales, LLC	Impact Sales, LLC is a Boise, Idaho based sales and marketing agency providing outsourced sales, marketing and merchandising services to consumer packaged goods manufacturers.
InterFlex Acquisition Company, LLC

InterFlex Acquisition Company, LLC, headquartered in Wilkesboro, NC, is a comprehensive provider of specialized printed and converted flexible packaging solutions for food and consumer packaged goods producers throughout the USA and UK.

JFL-NGS Partners, LLC

JFL-NGS Partners, LLC (d/b/a NorthStar Group Services, Inc.), is a one-stop provider of demolition and environmental remediation services including demolition, asset & scrap recovery, abatement of asbestos, lead, and mold, and disaster response.

JFL-WCS Partners, LLC

JFL-WCS Partners, LLC (d/b/a Waste Control Specialists LLC), headquartered in Dallas, Texas, operates a state-of-the-art facility for the processing, treatment, storage and disposal of LLRW, hazardous waste, and mixed hazardous and radioactive wastes.

Kemmerer Operations, LLC	Kemmerer Operations, LLC, location in Wyoming, is a producer of high-value thermal coal and surface-mined coal.
L & S Plumbing Partnership, Ltd.

L & S Plumbing Partnership, Ltd, founded in 1984 and headquartered in Richardson, TX, is a provider of plumbing, electrical and HVAC installation services for new single family home development in Texas.

Lighting Science Group Corporation

Lighting Science Group Corporation (“LSG”), headquartered in Satellite Beach, FL, is one of the world’s light emitting diode (“LED”) lighting technology companies. LSG designs, develops and markets general illumination products that exclusively use LEDs as their light source. The LSG’s broad product portfolio includes LED-based retrofit lamps (replacement bulbs) used in existing light fixtures as well as purpose-built LED-based luminaires (light fixtures).

Manna Pro Products, LLC

Manna Pro Products, LLC (“Manna Pro”), founded in 1985 and headquartered in Chesterfield, MO, is a manufacturer and distributor of pet nutrition and care products. Manna Pro targets five core animal end markets: dog & cat, horse, backyard chicken, other backyard pets and deer.

MCC Senior Loan Strategy JV I LLC

MCC Senior Loan Strategy JV I LLC commenced operations on July 15, 2015 and generates current income and capital appreciation by investing primarily in the debt of privately-held middle market companies in the United States with a focus on senior secured first lien term loans (see Note 3 “Investments” in Item 8. “Consolidated Financial Statements and Supplementary Data”).

NVTN LLC

NVTN LLC (d/b/a “Dick’s Last Resort”), established in 1985 and headquartered in Nashville, TN, operates company owned restaurants and earns a licensing fee on licensed restaurants located throughout the United States. Dick’s Last Resort has developed an identifiable brand for its unique casual dining restaurant concept that targets tourists and business travelers in high foot traffic locations.

Path Medical, LLC

Path Medical, LLC, founded in 1993, is a provider of fully-integrated acute trauma treatment and diagnostic imaging solutions to patients injured in automobile and non-work related accidents throughout Florida.

Point.360

Point.360 (OTC: PTSX) headquartered in Los Angeles, CA is a publicly traded, full-service content management company with several facilities strategically located throughout Los Angeles supporting all aspects of postproduction.

RateGain Technologies, Inc.

RateGain Technologies, Inc. provides hospitality and travel technology solutions for revenue management decision support, rate intelligence, electronic distribution and brand engagement helping customers across the world in streamlining their operations and sales.

Portfolio Company	Brief Description of Portfolio Company
Redwood Services Group, LLC	Redwood Services Group, LLC is a group of regional IT managed service providers that provide fully outsourced IT services to small and medium sized businesses.
RMS Holding Company, LLC	RMS Holding Company, LLC, founded in 2003 and headquartered in La Mesa, CA, provides employment administration and risk management services to banks, private fiduciaries and state programs.
Sendero Drilling Company, LLC	Sendero Drilling Company, LLC, founded in 2010 as a wholly owned subsidiary of Pioneer Natural Resources, is a land drilling contractor headquartered in San Angelo, TX.
Seotowncenter, Inc.

Seotowncenter, Inc., founded in 2009 and based in Lehi, UT, is a tech-enabled business services company that delivers white label search engine optimization and local search and digital campaign fulfillment to the small and midsize business market.

SFP Holding, Inc.	SFP Holdings, Inc., founded in 1999 and headquartered in St. Paul, MN, is a provider of fire and life safety security systems.
Ship Supply Acquisition Corporation

Ship Supply Acquisition Corporation, founded in 1968 and headquartered in Miami, FL, is a logistics services business that provides products and maritime services for commercial and military marine vessels through four segments: (i) global logistics services, (ii) comprehensive husbandry services, (iii) full service vessel management to large passenger-carrying vessels, and (iv) fuel broker services.

SMART Financial Operations, LLC	SMART Financial Operations, LLC, headquartered in Orlando, FL, is a specialty retail platform initially comprised of three distinct retail pawn store chains and a pawn industry consulting firm.
Stancor, Inc.	Stancor, Inc., founded in 1985 and based out of Monroe, CT, is a designer and manufacturer of electric submersible pumps, control, accessories, and parts.
Starfish Holdco, LLC

Starfish Holdco, LLC (d/b/a Syncsort) through its subsidiaries will be a global software company specializing in Big Data, high speed sorting products, data protection, data quality and integration software and services, for mainframe, power systems and open system environments to enterprise customers.

TPG Plastics LLC

TPG Plastics LLC (“TPG”), founded in 1997 and based in Willowbrook, IL, is a full-service manufacturer of blow molded plastic components and systems for a targeted set of growing applications and end markets. TPG operates two complementary businesses: a custom business serving original equipment manufacturer customers and a proprietary line of consumer products sold through retailers and distributors.

Trans-Fast Remittance LLC	Trans-Fast Remittance LLC, founded in 1988 and based in New York, NY, is a cross-border money remittance provider.
URT Acquisition Holdings Corporation

URT Acquisition Holdings Corporation (d/b/a United Road Towing or “URT”) headquartered in Moneka, IL is an integrated towing company in the United States. URT provides a complete range of towing, vehicle storage and vehicle auction services.

US Multifamily, LLC

US Multifamily, LLC (“US Multifamily”) is a real estate private equity firm headquartered in Atlantic Beach, FL, with offices in Atlanta, Georgia and Charlotte, North Carolina. US Multifamily is focused on distressed multifamily assets primarily located in the Southeastern region of the United States.

Portfolio Company	Brief Description of Portfolio Company
Velocity Pooling Vehicle, LLC

Velocity Pooling Vehicle, LLC, headquartered in Indianapolis, IN, is a manufacturer comprised of a group of highly recognizable brands serving nearly all product categories in the powersports aftermarket industry and a distributor of proprietary and sourced brands to a variety of dealers and retailers.

Walker Edison Furniture Company LLC

Walker Edison Furniture Company LLC (“Walker Edison”) is an e-commerce furniture platform exclusively selling through the websites of top online retailers. Walker Edison operates a data-driven business model to sell a variety of home furnishings in the discount category including TV stands, bedroom furniture, chairs & tables, desks and other.

Watermill-QMC Midco, Inc.

Watermill-QMC Midco, Inc. (d/b/a Quality Metalcraft, Inc.), founded in 1964 and headquartered in Livonia, MI, is a provider of complex assemblies for specialty automotive production, prototype and factory assist applications.

MANAGEMENT OF MCC

MCC’s business and affairs are managed under the direction of the MCC Board. The MCC Board currently consists of seven members, four of whom are not “interested persons” of MCC as defined in Section 2(a)(19) of the Investment Company Act. MCC refers to these individuals as its independent directors. The MCC Board elects its officers, who serve at the discretion of the MCC Board. The responsibilities of each director will include, among other things, the oversight of MCC’s investment activity, the quarterly valuation of MCC’s assets, and oversight of MCC’s financing arrangements. The MCC Board has also established an audit committee, a nominating and corporate governance committee, a compensation committee, and a special committee and may establish additional committees in the future.

Board of Directors and Executive Officers

Pursuant to the MCC Certificate and the MCC Bylaws, the MCC Board is divided into three classes, designated Class I, Class II, and Class III. Directors are elected for a staggered term of three years each, with a term of office of one of the three classes of directors expiring each year. Each director will hold office for the term to which he or she is elected or until his successor is duly elected and qualified.

Directors

Information regarding the MCC Board is as follows:

Name	Age	Position	Director Since	Expiration of Term
Interested Directors
Brook Taube	49	Chief Executive Officer and Chairman of the MCC Board	2011	2020
Seth Taube	49	Director	2011	2022
Jeff Tonkel	48	Director	2014	2021

Independent Directors
Arthur S. Ainsberg	72	Director	2011	2022
Karin Hirtler-Garvey	62	Director	2011	2020
David A. Lorber	41	Director	2011	2021
Lowell W. Robinson	70	Director	2017	2020

Executive Officers Who Are Not Directors

Name	Age	Position
Richard T. Allorto, Jr.	47	Chief Financial Officer and Secretary
John D. Fredericks	55	Chief Compliance Officer

The business address of the directors and executive officers is c/o Medley Capital Corporation, 280 Park Avenue, 6th Floor East, New York, New York 10017.

Biographical Information

The following is information concerning the business experience of the MCC Board and executive officers. MCC’s directors have been divided into two groups - interested directors and independent directors. Interested directors are “interested persons” as defined in the Investment Company Act.

Interested Directors

Brook Taube is an “interested person” of MCC as defined in the Investment Company Act due to his positions as Chief Executive Officer and President of MCC, Managing Partner of MCC Advisors and Senior Portfolio Manager of the private investment funds managed by Medley since 2007. In addition to serving on the MCC Board, Mr. Brook Taube currently serves on the Sierra Board and on the investment committee for SIC Advisors, the investment adviser to Sierra, as well as serves on the board of Sierra Total Return Fund and on the investment committee of STRF Advisors, the investment adviser to Sierra Total Return Fund. Mr. Taube’s intimate knowledge of the business and operations of MCC Advisors, extensive familiarity with the financial industry and the investment management process in particular, and experience as a director of another BDC not only gives the MCC Board valuable insight but also positions him well to continue to serve as the Chairman of the MCC Board. Mr. Taube’s positions as Chief Executive Officer of MCC, Managing Partner of MCC Advisors and member of its Investment Committee provides the MCC Board with a direct line of communication to, and direct knowledge of the operations of, MCC and MCC Advisors, respectively. Mr. Taube received a B.A. from Harvard University.

MCC believes that Mr. Taube’s broad and extensive experience in asset and credit management and finance industries and his service as portfolio manager for several Medley affiliates qualify him to serve as a member of the MCC Board.

Seth Taube is an “interested person” of MCC as defined in the Investment Company Act due to his positions as a Managing Partner of MCC Advisors since its inception and Senior Portfolio Manager of the private investment funds managed by Medley LLC since 2007. In addition, Mr. Taube has served as Chief Executive Officer and Chairman of the Sierra Board, a non-traded BDC, since its inception on June 16, 2011, and previously served as its President. Mr. Taube also has served as the Chief Executive Officer and Chairman of the board of directors of Sierra Total Return Fund, a closed-end management investment company that is operated as an interval fund since its inception on August 18, 2016. Mr. Taube also serves as Chief Executive Officer of SIC Advisors, which serves as the investment adviser to Sierra, as well as serves on the board of Sierra Total Return Fund and on the investment committee of STRF Advisors, the investment adviser to Sierra Total Return Fund. In addition to serving on the MCC Board, Mr. Taube currently serves on the MDLY Board. Prior to forming Medley, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, and Griphon Capital Management. Mr. Taube previously worked with Tiger Management and Morgan Stanley & Co. Through his depth of experience in managerial positions in investment management, leveraged finance and financial services, as well as his intimate knowledge of the business and operations of MCC Advisors and the private investment funds managed by Medley, Mr. Taube brings extensive knowledge of private equity and investment banking. Mr. Taube’s previous service on the MCC Board also provides him with a specific understanding of MCC, its operations, and the business and regulatory issues facing BDCs. Mr. Taube’s position as Managing Partner of MCC Advisors provides the MCC Board with a direct line of communication to and valuable insight of an experienced financial manager with direct knowledge of the operations of MCC and MCC Advisors, respectively. Mr. Taube received a B.A. from Harvard University, an M.Litt. in Economics from St. Andrew’s University in Great Britain, where he was a Rotary Foundation Fellow, and an M.B.A. from the Wharton School at the University of Pennsylvania.

MCC believes that Mr. Taube’s broad and extensive experience in asset and credit management and finance industries and his service as portfolio manager for several Medley affiliates qualify him to serve as a member of the MCC Board.

Jeff Tonkel. Mr. Tonkel is an “interested person” of MCC as defined in the Investment Company Act due to his position as a Managing Partner of MCC Advisors. Mr. Tonkel also serves as President of Sierra. Prior to Medley, Mr. Tonkel was a Managing Director with JP Morgan serving as CFO of a global financing and markets business. Prior to JP Morgan, Mr. Tonkel was a Managing Director of Principal Investments with Friedman Billings Ramsey where he focused on Merchant Banking and Corporate Development investments in the specialty finance, real estate and diversified industrial sectors. Mr. Tonkel began his investment career with Summit Partners. Mr. Tonkel received a B.A. from Harvard University and an M.B.A. from Harvard Business School.

We believe that Mr. Tonkel’s broad and extensive experience in asset and credit management and tenure in the financial services industry qualify him to serve as a member of the MCC Board.

Independent Directors

Arthur S Ainsberg. Mr. Ainsberg is not an “interested person” of MCC as defined in the Investment Company Act. Mr. Ainsberg has over 40 years of experience in the financial services industry and a deep understanding of public and accounting matters for financial service companies. Mr. Ainsberg served as a director, Chairman of the Audit Committee and member of the Compliance Committee of Nomura Securities International, Inc. (the U.S. based broker-dealer of The Nomura Group) from 1996 through December 2014. In September 2012, Mr. Ainsberg was named to the board of directors of Nomura Global Financial Products, Inc., and in July 2013, he was named to the board of directors of Nomura Holding America, Inc., and served on each board through December 2014. In May 2013, Mr. Ainsberg was named to the Board of Directors of AG Mortgage Investment Trust. AG is a NYSE

company, structured as a REIT, investing in various types of mortgage investments. From July 2003 through May 2012, Mr. Ainsberg served as a director for National Financial Partners Corporation, an independent financial services distribution company. From August 2009 through June 2011, Mr. Ainsberg served as Chief Operating Officer of Lehman Brothers Inc. in liquidation, the largest and most complex bankruptcy in the United States. Prior to this engagement, Mr. Ainsberg served as the Independent Consultant for Morgan Stanley & Co. from December 2003 until July 2009, under the Global Research Analyst Settlement, and was responsible for selecting and monitoring the providers of independent research for the clients of Morgan Stanley. Previously, Mr. Ainsberg was Chief Operating Officer at two investment partnerships, Brahman Capital Corp. from 1996 to 2000 and Bessent Capital Corp. during 2001. He also served as Chairman of the New York State Board for Public Accountancy from 1999 to 2000 and was a member of that board from 1993 to 2001. From 1998 to 2000, he was also a member of the Board of District 10 of the National Association of Securities Dealers. Mr. Ainsberg is also the author of Shackleton: Leadership Lessons from Antarctica (2008) and the co-author of Breakthrough: Elizabeth Hughes, the Discovery of Insulin, and the Making of a Medical Miracle (2010).

Mr. Arthur S. Ainsberg has extensive experience in the financial services industry and a deep understanding of public and financial accounting matters for financial services companies. He also brings to the MCC Board a valuable perspective from his experience as a board member of a large U.S. broker-dealer. Mr. Ainsberg is a member of the MCC Special Committee.

Karin Hirtler-Garvey. Ms. Hirtler-Garvey is not an “interested person” of MCC as defined in the Investment Company Act. Ms. Hirtler-Garvey has served as a Director of USAA Federal Savings Bank, a privately held consumer bank, where she has served as the Compensation Committee Chair since June 2018, and also served as the Risk Committee Chair from December 2013 to June 2018. She also has served as a Director of VA Capital Management, a publicly traded annuities firm, since August 2018, as well as a Director of Victory Capital Holdings, a privately held asset management firm, since October 2014, where she chairs the Audit Committee. Ms. Hirtler-Garvey has served as a Director of Western World Insurance Group since December 2006, and has chaired the Audit Committee since December 2009, and also served as a Member of its Compensation Committee and Pension Committee from April 2011 to September 2014. From August 2017 to August 2018, she served as a Director of Validus Holdings Ltd., the publicly-traded parent company of Western World. Ms. Hirtler-Garvey also served on the board of ARO Liquidation Inc., the successor company to Aeropostale, Inc., where she served as the Chairman of the Board of Directors from February 2012 to May 2016. Prior to being appointed, Ms. Hirtler-Garvey served on the board of Aeropostale since August 2005 where she was the lead independent director and served as a member of the Nominating and Corporate Governance Committee and Chairperson of the Audit Committee. From May 2009 to December 2011, Ms. Hirtler-Garvey was the Chief Risk Executive for Ally Financial Inc. From June 2008 to June 2009, Ms. Hirtler-Garvey also served as a Director for Residential Capital LLC, a subsidiary of GMAC. From March 2005 to December 2008, Ms. Hirtler-Garvey was a principal in a start-up real estate development venture based in New Jersey. From 1995 to 2005, Ms. Hirtler-Garvey held various senior level management positions at Bank of America, including Chief Operating Officer, Global Markets, President of Trust and Credit Banking Products, and Chief Financial Officer/Chief Operating Officer for the Wealth and Investment Management division. Ms. Hirtler-Garvey is a C.P.A.

MCC believes that Ms. Hirtler-Garvey’s tenure in the financial services industry and extensive experience in senior management positions will support her appointment to the MCC Board.

David A. Lorber is a Co-Founder of FrontFour Capital, an investment adviser, and has served as a Portfolio Manager since January 2007. He is also a Co-Founder of FrontFour Corp., an investment adviser, and has been a Principal since January 2011. Previously, Mr. Lorber was a Senior Investment Analyst at Pirate Capital LLC, a hedge fund, from 2003 to 2006. He was an Analyst at Vantis Capital Management LLC, a money management firm and hedge fund, from 2001 to 2003 and an Associate at Cushman & Wakefield, Inc., a global real estate firm, from 2000 to 2001. Mr. Lorber has served as a director of Ferro Corporation (NYSE:FOE), a leading producer of specialty materials and chemicals for manufacturers, since May 2013, where he is also Lead Director, Chairman of its Governance & Nomination Committee and a member of its Compensation Committee. From April 2006 until December 2014, Mr. Lorber served as a director of Aerojet Rocketdyne Holdings, Inc. (formerly GenCorp Inc.) (NYSE:AJRD), a technology-based manufacturer of aerospace and defense products and systems with a real estate segment. He also previously served as a director of Huntingdon Capital Corp., a real estate company, from January 2010 to May 2013 and was a Trustee for IAT Air Cargo Facilities Income Fund, a real estate company, from January 2009 to December 2009. He also served as a director of Fisher Communications Inc. (formerly NASDAQ:FSCI), an integrated media company, from April 2009 to March 2012. Mr. Lorber earned his B.S. from Skidmore College.

Mr. Lorber’s significant financial and investment industry background as well as his board experience and corporate governance awareness from his current and past service as a director would allow him to provide valuable advice and guidance to the MCC Board.

Lowell W. Robinson is an experienced executive with over thirty years of senior global strategic, financial, M&A, operational, turnaround and governance experience. From 2007 through 2009, Mr. Lowell served as the Chief Financial Officer and Chief Operating Officer of MIVA, Inc. (formerly NASDAQ:MIVA), an online advertising network, after initially joining the company in 2006 as its Chief Financial Officer and Chief Administrative Officer. Prior to that, Mr. Robinson served as the President of LWR Advisors, LLC, a strategic and financial consulting services firm, from 2002 to 2006. Previously, from 2000 to 2002, he served as the Chief Financial Officer and Chief Administrative Officer at HotJobs.com Ltd. (formerly NASDAQ:HOTJ), an online recruiting and job search engine that was sold to Yahoo! Inc. Mr. Robinson was the Chief Financial Officer and Chief Administrative Officer at PRT Group Inc. (formerly NASDAQ:PRTG), a software and IT services company that he helped take public, from 1997 through 1999. Mr. Robinson also previously held senior financial positions at Advo, Inc. (formerly NYSE:AD), a direct-mail and marketing services company (1994 to 1997), Citigroup Inc. (NYSE:C), a multinational diversified financial services corporation (1986 to 1993), Uncle Bens Inc., a leading marketer of rice and a subsidiary of Mars, Incorporated (1983 to 1986), and Kraft Foods Inc. (formerly NYSE:KFT), at the time one of the world’s largest food companies (1983 to 1993). Currently, Mr. Robinson serves as a director of Aratana Therapeutics, Inc. (NASDAQ: PETX), a commercial-stage biopharma company focused on pet products, where he has served since May 2018. He previously served as a director of each of EVINE Live Inc. (NASDAQ:EVLV) (f/k/a ShopHQ), a digital omnichannel home shopping network (March 2014 to June 2018), SITO Mobile, Ltd. (NASDAQ:SITO), a leading mobile engagement platform provider (April 2017 to June 2017), Higher One Holdings, Inc. (formerly NYSE:ONE), a financial technology company focused on providing cost-saving solutions (June 2014 to August 2016), Support.com, Inc. (NASDAQ:SPRT), a leading provider of cloud-based software and services (March 2016 to June 2016), The Jones Group, Inc. (formerly NYSE:JNY), an American designer, marketer and wholesaler of branded clothing, shoes and accessories (2005 to April 2014), and International Wire Group, Inc. (OTCMKTS:ITWG), a manufacturer and marketer of wire products (2003 to 2009). Mr. Robinson’s prior board experience also includes serving as a director of each of Independent Wireless One Corp., Diversified Investment Advisors Inc. and Edison Schools Inc. Since September 2018, Mr. Robinson has served on the board of directors of The New York Academy of Science, a not-for-profit organization dedicated to driving innovative solutions to society’s challenges by advancing scientific research, education and policy. He previously was on the boards of The Council for Economic Education, The Metropolitan Opera Guild, the Smithsonian Libraries and the University of Wisconsin School of Business, where he currently is on the Advisory Board for its Department of Economics. Mr. Robinson earned his M.B.A. from Harvard Business School and B.A. in Economics from the University of Wisconsin.

Mr. Robinson’s broad diversified expertise in various industries, including corporate finance, M&A and turnaround experience, as well as his experience serving as a director of numerous public companies makes him well qualified to serve on the MCC Board.

Executive Officers Who are not Directors

Richard T. Allorto, Jr. Mr. Allorto has served as the Chief Financial Officer and Secretary of MCC since its inception in 2011. Mr. Allorto has also served as the Chief Financial Officer, Treasurer and Secretary of Sierra from April 2012 until November 2016 and was re-appointed to such positions in July 2018, and as Chief Financial Officer of MDLY since July 2010. Mr. Allorto is also responsible for the financial operations of the various private funds managed by Medley. Prior to joining Medley, Mr. Allorto held various accounting and finance positions at GSC Group, Inc., a registered investment adviser, including most recently as Chief Financial Officer of a publicly traded BDC that was externally managed by GSC Group. Prior to GSC Group, Mr. Allorto was an Audit Supervisor at Arthur Andersen. Mr. Allorto received a B.S. in Accounting from Seton Hall University and is a licensed CPA.

John D. Fredericks. Mr. Fredericks has served as the Chief Compliance Officer of MCC since February 2014. Mr. Fredericks has also served as the Chief Compliance Officer of Sierra since February 2014 and as General Counsel of MDLY since June 2013. Prior to joining MDLY, Mr. Fredericks was a partner with Winston & Strawn, LLP from February 2003 to May 2013, where he was a member of the firm’s restructuring and insolvency and corporate lending groups. Before joining Winston & Strawn, LLP, Mr. Fredericks was a partner with Murphy Sheneman Julian & Rogers from 2000 to 2003 and an associate at Murphy, Weir & Butler from 1993 to 2000. Mr. Fredericks was admitted to the California State Bar in 1993. Mr. Fredericks received a B.A. from the University of California Santa Cruz and a J.D. from University of San Francisco.

Director Independence

In accordance with rules of the NYSE, the MCC Board annually determines each director’s independence. MCC does not consider a director independent unless the MCC Board has determined that he or she has no material relationship with MCC. MCC monitors the relationships of its directors and officers through the activities of its Nominating and Corporate Governance Committee and through a questionnaire each director completes no less frequently than annually and updates periodically as information provided in the most recent questionnaire changes.

MCC’s governance guidelines require any director who has previously been determined to be independent to inform the Chairman of the Board and the Chairman of the Nominating and Corporate Governance Committee of any change in circumstance that may cause his or her status as an independent director to change. The MCC Board limits membership on the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee, and the MCC Special Committee to independent directors.

In order to evaluate the materiality of any such relationship, the MCC Board uses the definition of director independence set forth in the NYSE Listed Company Manual. Section 303A.00 of the NYSE Listed Company Manual provides that BDCs, such as MCC, are required to comply with all of the provisions of Section 303A applicable to domestic issuers other than Sections 303A.02, the section that defines director independence. Section 303A.00 provides that a director of a BDC shall be considered to be independent if he or she is not an “interested person” (as defined in Section 2(a)(19) of the Investment Company Act) of MCC. Section 2(a)(19) of the Investment Company Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with MCC.

The Board has determined that each of Arthur Ainsberg, Karin Hirtler-Garvey, David A. Lorber, and Lowell W. Robinson is independent, has no material relationship with MCC and is a not an interested person of MCC as defined in Section 2(a)(19) of the Investment Company Act. Brook Taube, Seth Taube and Jeff Tonkel are interested persons of MCC due to their positions as members of management of MCC Advisors.

On March 18, 2019, in light of the Delaware Decision, John E. Mack informed the MCC Board of his resignation as a director of MCC, effective as of that date. Mr. Mack’s decision to resign from the MCC Board was not due to any dispute or disagreement with MCC, or on any matter relating to the MCC’s operations, policies or practices. In addition, on March 18, 2019, in light of the Delaware Decision, Mark Lerdal informed the MCC Board of his resignation as a director of MCC, effective as of that date. Mr. Lerdal’s decision to resign from the MCC Board was not due to any dispute or disagreement with MCC, or on any matter relating to MCC’s operations, policies or practices. See the section entitled “Special Factors — Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation” for a full description of the Delaware Decision.

On March 18, 2019, MCC notified the NYSE that, following the resignations of Mr. Mack and Mr. Lerdal, MCC had only two independent directors and Audit Committee members. On March 19, 2019, MCC received a notice from the NYSE that, due to the resignations of Mr. Mack and Mr. Lerdal from the MCC Board, MCC no longer satisfied (1) the requirement that listed companies have a majority of independent directors as set forth in Section 303A.01 of the NYSE Listing Company Manual and (2) the requirement that the audit committee of a listed company to have a minimum of three members as set forth in Section 303A.07 of the NYSE Listing Company Manual. On March 20, 2019, MCC filed with the NYSE a written affirmation to notify the NYSE of the deficiencies described above.

On April 11, 2019, the Nominating and Corporate Governance Committee recommended, and the MCC Board approved, the appointment of two independent directors, David A. Lorber and Lowell W. Robinson, to the MCC Board to fill the vacancies on the MCC Board created by the resignations of Mark Lerdal and John E. Mack, respectively. In addition, the Nominating and Corporate Governance Committee recommended, and the MCC Board approved, the appointment of: (a) Messrs. Lorber and Robinson to serve on the MCC Special Committee with Mr. Lorber serving as Chair of the MCC Special Committee, (b) Mr. Robinson to serve as a member of the Audit Committee, and (c) Mr. Lorber to serve as a member of the Nominating and Corporate Governance Committee and the Compensation Committee. As a result of the foregoing, MCC regained compliance with (1) the requirement that listed companies have a majority of independent directors as set forth in Section 303A.01 of the NYSE Listing Company Manual and (2) the requirement that the audit committee of a listed company to have a minimum of three members as set forth in Section 303A.07 of the NYSE Listing Company Manual.

Board Leadership Structure

The MCC Board monitors and performs an oversight role with respect to the business and affairs of MCC, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to MCC. Among other things, the MCC Board approves the appointment of MCC Advisors and officers, reviews and monitors the services and activities performed by MCC Advisors and executive officers and approves the engagement, and reviews the performance of, its independent registered public accounting firm.

Under the MCC Bylaws, the MCC Board may designate a Chairman to preside over the meetings of the MCC Board and meetings of the MCC Stockholders and to perform such other duties as may be assigned to him or her by the MCC Board. MCC does not have a fixed policy as to whether the Chairman of the MCC Board should be an independent director and believes that MCC should maintain the flexibility to select the Chairman and reorganize the leadership structure, from time to time, based on the criteria that is in the best interests of MCC and MCC Stockholders at such times.

Presently, Brook Taube serves as the Chairman of the MCC Board. Brook Taube is an “interested person” of MCC (as defined in Section 2(a)(19) of the Investment Company Act) because he is Chief Executive Officer of MCC, serves on the Investment Committee and is the Managing Member of MCC Advisors. MCC believes that Mr. Taube’s history with MCC, familiarity with its investment platform, and extensive knowledge of the financial services industry qualify him to serve as the Chairman of the MCC Board. MCC believes that it is best served through this existing leadership structure, as Mr. Taube’s relationship with MCC Advisors, MCC’s current investment adviser, provides an effective bridge and encourages an open dialogue between management and the MCC Board, ensuring that both groups act with a common purpose.

The currently designated lead independent director of the MCC Board is Arthur Ainsberg. MCC is aware of the potential conflicts that may arise when a non-independent director is Chairman of the MCC Board, but believes these potential conflicts are offset by MCC’s strong corporate governance policies. MCC’s corporate governance policies include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee, and the MCC Special Committee comprised solely of independent directors and the appointment of a Chief Compliance Officer, with whom the independent directors meet regularly without the presence of interested directors and other members of management, for administering MCC’s compliance policies and procedures. In addition, MCC’s independent directors are advised by independent counsel.

MCC recognizes that different board leadership structures are appropriate for companies in different situations. MCC re-examines its corporate governance policies on an ongoing basis to ensure that they continue to meet MCC’s needs.

Board of Directors Role in Risk Oversight

The MCC Board performs its risk oversight function primarily through (a) its four standing committees, which report to the entire MCC Board and are comprised solely of independent directors, and (b) active monitoring of MCC’s Chief Compliance Officer and compliance policies and procedures.

As described below in more detail under “Committees of the Board of Directors,” the Audit Committee and the Nominating and Corporate Governance Committee assist the MCC Board in fulfilling its risk oversight responsibilities. The Audit Committee’s risk oversight responsibilities include overseeing MCC’s accounting and financial reporting processes, MCC’s systems of internal controls regarding finance and accounting, and audits of MCC’s financial statements. The Nominating and Corporate Governance Committee’s risk oversight responsibilities include selecting, researching and nominating directors for election by MCC Stockholders, developing and recommending to the MCC Board a set of corporate governance principles and overseeing the evaluation of the MCC Board and MCC’s management.

The MCC Board also performs its risk oversight responsibilities with the assistance of the Chief Compliance Officer. Every quarter, the MCC Board reviews a written report from the Chief Compliance Officer discussing the adequacy and effectiveness of the compliance policies and procedures of MCC and its service providers. The Chief Compliance Officer’s quarterly report addresses the following: (a) the operation of the compliance policies and procedures of MCC and its service providers since the last report; (b) any material changes to such policies and procedures since the last report; (c) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s quarterly review; and (d) any compliance matter that has occurred since the date of the last report about which the MCC Board would reasonably need to know to oversee MCC’s compliance activities and risks. In addition, the Chief Compliance Officer meets separately in executive session with the independent directors at least once each year.

MCC believes that the MCC Board’s role in risk oversight is effective and appropriate given the extensive regulation to which MCC is already subject as a BDC. As a BDC, MCC is required to comply with certain regulatory requirements that control the levels of risk in its business and operations. For example, MCC’s ability to incur indebtedness is limited such that its asset coverage must equal at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met) immediately after each time MCC incurs indebtedness, MCC generally has to invest at least 70% of its total assets in “qualifying assets” and MCC is not generally permitted to invest in any portfolio company in which one of its affiliates currently has an investment.

MCC recognizes that different MCC Board roles in risk oversight are appropriate for companies in different situations. MCC re-examines the manners in which the MCC Board administers its oversight function on an ongoing basis to ensure that it continues to meet MCC’s needs.

Committees of the Board of Directors

An Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee, and the MCC Special Committee have been established by the MCC Board. During the fiscal year ended 2018, the MCC Board held eight board meetings, five Audit Committee meetings, two Nominating and Corporate Governance Committee meetings, one Compensation Committee meeting, and 15 MCC Special Committee meetings. All directors attended at least 75% of the aggregate number of meetings of the MCC Board and of the respective committees on which they serve during the fiscal year end 2018. MCC requires each director to make a diligent effort to attend all board and committee meetings as well as each annual meeting of MCC Stockholders.

Audit Committee. The Audit Committee operates pursuant to a charter approved by the MCC Board, a copy of which is available on MCC’s website at http://www.medleycapitalcorp.com. The charter sets forth the responsibilities of the Audit Committee. The Audit Committee’s responsibilities include selecting the independent registered public accounting firm for MCC, reviewing with such independent registered public accounting firm the planning, scope and results of its audit of MCC’s financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems, reviewing MCC’s annual financial statements and periodic filings and receiving MCC’s audit reports and financial statements. The Audit Committee also establishes guidelines and makes recommendations to the MCC Board regarding the valuation of MCC’s investments. The Audit Committee is responsible for aiding the MCC Board in determining the fair value of debt and equity securities that are not publicly traded or for which current market values are not readily available. The MCC Board and the Audit Committee utilize the services of nationally recognized third-party valuation firms to help determine the fair value of these securities. The Audit Committee is currently composed of Karin Hirtler-Garvey, Arthur S. Ainsberg, and Lowell W. Robinson, each of whom is independent as set forth in the NYSE Listed Company Manual and is not an “interested person” (as defined in Section 2(a)(19) of the Investment Company Act) of MCC. Karin Hirtler-Garvey serves as Chairman of the Audit Committee. The MCC Board has determined that each of Karin Hirtler-Garvey and Arthur S. Ainsberg is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K, as promulgated under the Exchange Act. Each of Karin Hirtler-Garvey and Arthur S. Ainsberg meets the current independence and experience requirements of Rule 10A-3 of the Exchange Act.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee operates pursuant to a charter approved by the MCC Board, a copy of which is available on MCC’s website at http://www.medleycapitalcorp.com. The Nominating and Corporate Governance Committee is responsible for selecting, researching and nominating directors for election by MCC Stockholders, selecting nominees to fill vacancies on the MCC Board or a committee thereof, developing and recommending to the MCC Board a set of corporate governance principles and overseeing the evaluation of the MCC Board and MCC’s management. The Nominating and Corporate Governance Committee currently does not consider nominees recommended by MCC Stockholders.

The Nominating and Corporate Governance Committee seeks candidates who possess the background, skills and expertise to make a significant contribution to the MCC Board, MCC and MCC Stockholders. In considering possible candidates for election as a director, the Nominating and Corporate Governance Committee takes into account, in addition to such other factors as it deems relevant, the desirability of selecting directors who:

•        are of high character and integrity;

•        are accomplished in their respective fields, with superior credentials and recognition;

•        have relevant expertise and experience upon which to be able to offer advice and guidance to management;

•        have sufficient time available to devote to the affairs of MCC;

•        are able to work with the other members of the MCC Board and contribute to the success of MCC;

•        can represent the long-term interests of MCC Stockholders as a whole; and

•        are selected such that with the other members of the MCC Board represent a range of backgrounds and experience.

The Nominating and Corporate Governance Committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the Nominating and Corporate Governance Committee considers and discusses diversity, among other factors, with a view toward the needs of the MCC Board as a whole. The Nominating and Corporate Governance Committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the MCC Board, when identifying and recommending director nominees. The Nominating and Corporate Governance Committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the Nominating and Corporate Governance Committee’s goal of creating a board of directors that best serves the needs of MCC and the interest of the MCC Stockholders. The Nominating and Corporate Governance Committee is currently composed of Arthur S. Ainsberg, Karin Hirtler-Garvey, and David A. Lorber, each of whom is independent as set forth in the NYSE Listed Company Manual and is not an “interested person” (as defined in Section 2(a)(19) of the Investment Company Act) of MCC. Mr. Ainsberg serves as Chairman of the Nominating and Corporate Governance Committee.

Compensation Committee. The Compensation Committee operates pursuant to a charter approved by the MCC Board, a copy of which is available on MCC’s website at http://www.medleycapitalcorp.com. The Compensation Committee is responsible for reviewing and approving the reimbursement by MCC of the compensation of MCC’s Chief Financial Officer and MCC’s Chief Compliance Officer and their respective staffs. As discussed below, none of MCC’s executive officers are compensated by MCC. The Compensation Committee is currently composed of Karin Hirtler-Garvey, Arthur S. Ainsberg, and David A. Lorber, who is independent as set forth in the NYSE Listed Company Manual and is not an “interested person” (as defined in Section 2(a)(19) of the Investment Company Act) of MCC. Ms. Hirtler-Garvey serves as the Chair of the Compensation Committee.

Special Committee. The MCC Special Committee was granted the authority to, among other things, evaluate and review the terms and conditions of the Mergers or any alternative thereto, determine whether the Mergers or any alternative thereto is advisable and is fair to, and in the best interests of, MCC and the MCC Stockholders (or any subset of the MCC Stockholders that the MCC Special Committee determines to be appropriate) in connection with the Mergers, and conduct a “go shop” process in accordance with the Amended MCC Merger Agreement. The MCC Special Committee had the authority to select and retain, in its sole discretion, any advisors that they deemed appropriate, including their own independent financial and legal advisors. The MCC Special Committee is currently composed of Arthur S. Ainsberg, Karin Hirtler-Garvey, David A. Lorber, and Lowell W. Robinson, each of whom is independent as set forth in the NYSE Listed Company Manual and is not an “interested person” (as defined in Section 2(a)(19) of the Investment Company Act) of MCC. Mr. Lorber serves as the chair of the MCC Special Committee. Messrs. Mack and Lerdal had been members of the MCC Special Committee prior to their resignation from the MCC Board, effective as of March 18, 2019.

Code of Ethics

MCC has adopted a Code of Ethics which applies to, among others, MCC’s senior officers, including its Chief Executive Officer and its Chief Financial Officer, as well as every officer, director, employee and access person (as defined within MCC’s Code of Ethics) of MCC. MCC’s Code of Ethics can be accessed via MCC’s website at http://www.medleycapitalcorp.com. MCC intends to disclose any amendments to or waivers from any required provision of the Code of Ethics on Form 8-K.

Compensation of Directors

The following table sets forth compensation of MCC’s directors, for the year ended September 30, 2018:

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	All Other Compensation	Total
Interested Directors
Brook Taube	—	—	—	—
Seth Taube	—	—	—	—
Jeff Tonkel	—	—	—	—
Independent Directors
Arthur S. Ainsberg	$299,000	—	—	$299,000	(3)
Karin Hirtler-Garvey	$267,500	—	—	$267,500	(4)
John E. Mack(5)	$275,000	—	—	$275,000	(6)
Mark Lerdal(7)	$252,500	—	—	$252,500	(8)
David A. Lorber(9)	—	—	—	—
Lowell W. Robinson(10)	—	—	—	—

____________

(1)      For a discussion of the independent directors’ compensation, see below.

(2)      MCC does not maintain a stock or option plan, non-equity incentive plan or pension plan for its directors. However, MCC’s independent directors have the option to receive all or a portion of the directors’ fees to which they would otherwise be entitled in the form of shares of MCC Common Stock issued at a price per share equal to the greater of MCC’s than current NAV per share or the market price at the time of payment. No shares were issued to any of MCC’s independent directors in lieu of cash during the year ended September 30, 2018.

(3)      The total compensation of $299,000 is comprised of $154,000 in regular fees and $145,000 in MCC Special Committee fees.

(4)      The total compensation of $267,500 is comprised of $162,500 in regular fees and $105,000 in MCC Special Committee fees.

(5)      On March 18, 2019, John E. Mack informed the MCC Board of his resignation as a director of MCC, effective as of that date.

(6)      The total compensation of $275,000 is comprised of $170,000 in regular fees and $105,000 in MCC Special Committee fees.

(7)      On March 18, 2019, Mark Lerdal informed the MCC Board of his resignation as a director of MCC, effective as of that date.

(8)      The total compensation of $252,500 is comprised of $147,500 in regular fees and $105,000 in MCC Special Committee fees.

(9)      David A. Lorber was not a director during the fiscal year ended September 30, 2018 and therefore did not receive any compensation during such time.

(10)    Lowell W. Robinson was not a director during the fiscal year ended September 30, 2018 and therefore did not receive any compensation during such time.

As compensation for serving on the MCC Board, each independent director receives an annual fee of $90,000. Independent directors also receive $3,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and receive $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee meeting. In addition, the Chairperson of the Audit Committee receives an annual fee of $25,000 and each chairperson of the Nominating and Corporate Governance Committee and the Compensation Committee receives an annual fee of $10,000, and other members of the Audit Committee and the Nominating and Corporate Governance Committee, and the Compensation Committee receive an annual fee of $12,500, $6,000, and $6,000, respectively, for their additional services in these capacities. On January 26, 2018, the MCC Board established the MCC Special Committee, which is comprised solely of its independent directors for the purpose of assessing the merits of various proposed strategic transactions. As compensation for serving on the MCC Special Committee, each independent director received a one-time retainer of $25,000 plus reimbursement of out-of-pocket expenses, consistent with MCC’s policies for reimbursement of members of the MCC Board. In addition, the chairman of the MCC Special Committee receives a monthly fee of $15,000 and other members receive a monthly fee of $10,000, for so long as they are serving on the MCC Special Committee.

MCC’s independent directors also have the option to receive all or a portion of the directors’ fees to which they would otherwise be entitled in the form of shares of MCC Common Stock issued at a price per share equal to the greater of MCC’s then current NAV per share or the market price at the time of payment. No shares were issued to any of MCC’s independent directors in lieu of cash during the year ended September 30, 2018. In addition, no compensation was paid to directors who are “interested persons” (as defined in Section 2(a)(19) of the Investment Company Act) of MCC.

Indemnification Agreements

MCC has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide MCC’s directors the maximum indemnification permitted under the DGCL and the Investment Company Act. Each indemnification agreement provides that MCC shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, to the maximum extent permitted by the DGCL and the Investment Company Act.

Compensation of Executive Officers

None of MCC’s officers receive direct compensation from MCC. The compensation of MCC’s Chief Financial Officer and Chief Compliance Officer and their respective staffs is paid by MCC’s administrator, subject to reimbursement by MCC of an allocable portion of such compensation for services rendered by them to MCC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF MCC

MCC has entered into the MCC Investment Management Agreement with MCC Advisors, its investment adviser. Mr. Brook Taube, MCC’s Chairman and Chief Executive Officer, is a Managing Partner of, and has financial and controlling interests in, MCC Advisors. In addition, Messrs. Seth Taube and Jeff Tonkel, members of the MCC Board, and Mr. Richard T. Allorto, Jr., MCC’s Chief Financial Officer, serve as Managing Partners and Chief Financial Officer, respectively, for MCC Advisors. Messrs. Seth Taube and Jeff Tonkel also have financial interests in MCC Advisors.

MCC Advisors and its affiliates may also manage other funds in the future that may have investment mandates that are similar, in whole or in part, with MCC’s. MCC Advisors also focuses on investing primarily in senior secured loans, including first lien, unitranche and second lien debt instruments. MCC Advisors and its affiliates may determine that an investment is appropriate for MCC and for one or more of its affiliated funds. In such event, depending on the availability of such investment and other appropriate factors, MCC Advisors or its affiliates may determine that MCC should co-invest with one or more other funds. Any such investments will be made only to the extent permitted by applicable law and interpretive positions of the SEC and its staff, and consistent with the allocation procedures of MCC Advisors.

Co-Investment Opportunities

The Investment Company Act generally prohibits MCC from making certain negotiated co-investments with certain affiliates unless MCC receives an exemptive order from the SEC permitting it to do so. On November 25, 2013, MCC received an exemptive order from the SEC that permits it to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley LLC or an investment adviser controlled by Medley LLC in a manner consistent with MCC’s investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors (the “Prior Exemptive Order”). On March 29, 2017, MCC, MCC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the “Exemptive Order”) for a co-investment order that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with MCC that would otherwise be prohibited under Section 17(d) and 57(a) (4) and Rule 17d-1. On October 4, 2017, MCC, MCC Advisors and certain of MCC’s affiliates received an exemptive order that supersedes the Exemptive Order (the “Current Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with MCC that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Investment Company Act. The terms of the Current Exemptive Order are otherwise substantially similar to the Exemptive Order. Co-investment under the Current Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the MCC Board determines that it would be in MCC’s best interest to participate in the transaction. However, neither MCC nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to MCC or them.

MCC may, nonetheless, invest alongside its affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, MCC may invest alongside such other clients’ accounts consistent with guidance promulgated by the SEC staff permitting it and such other clients’ accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that no investment adviser, acting on MCC’s behalf or on behalf of other clients, negotiates any term other than price. MCC may also invest alongside such affiliates as otherwise permissible under regulatory guidance, applicable regulations and MCC Advisors’ allocation policies.

Material Nonpublic Information

MCC’s senior management, members of MCC Advisors’ investment committee and other investment professionals from MCC Advisors may serve as directors of, or in a similar capacity with, companies in which MCC invests or in which it is considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict MCC’s ability to buy or sell the securities of such company under the policies of the company or applicable law.

License Agreement

MCC has entered into a License Agreement with Medley Capital LLC, pursuant to which Medley Capital LLC has agreed to grant MCC a non-exclusive, royalty-free license to use the name “Medley.” In addition, pursuant to the terms of the MCC Administration Agreement, MCC Advisors provides MCC with the office space and administrative services necessary to conduct its day-to-day operations.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF MCC COMMON STOCK

The following table sets forth, as of November 5, 2019 the beneficial ownership of:

•        each current director, the nominees for director, and MCC executive officers,

•        each person known to MCC to beneficially own 5% or more of the outstanding shares of MCC Common Stock, and

•        the executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of MCC Common Stock is based upon reports filed by such persons with the SEC and other information obtained from such persons, if available.

Unless otherwise indicated, MCC believes that each beneficial owner set forth in the table below has sole voting and investment power and has the same address as MCC. MCC directors are divided into two groups — interested directors and independent directors. Interested directors are “interested persons” of MCC as defined in Section 2(a)(19) of the Investment Company Act. Unless otherwise indicated, the address of all executive officers and directors is c/o Medley Capital Corporation, 280 Park Avenue, 6th Floor East, New York, New York 10017.

Name and Address of Beneficial Owner	Number of Shares Owned Beneficially(1)		Percentage of Class(2)
Fortress Investment Group LLC(3)	7,756,938		14.2%
Interested Directors
Jeff Tonkel	15,000		*
Brook Taube	190,000	(4)	*
Seth Taube	177,510	(5)	*
Independent Directors
Arthur S. Ainsberg	3,000		*
Karin Hirtler-Garvey	3,000		*
David A. Lorber	1,674,962	(6)	3.1%
Lowell Robinson	—		—
Executive Officers
Richard T. Allorto, Jr.	20,000		*
John D. Fredericks	4,000		*
All executive officers and directors as a group (9 persons)	2,087,472		3.8%

____________

*        Represents less than one percent.

(1)      Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Assumes no other purchases or sales of MCC Common Stock since the most recently available SEC filings. This assumption has been made under the rules and regulations of the SEC and does not reflect any knowledge that MCC has with respect to the present intent of the beneficial owners of MCC Common Stock listed in this table.

(2)      Based on a total of 54,474,211 shares of MCC Common Stock issued and outstanding as of November 5, 2019.

(3)      Based on information included in the Schedule 13G filed by Fortress Investment Group LLC with the SEC on November 4, 2019. The address of Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(4)      The reported shares are held by a trust for the benefit of Brook Taube’s family, for which he serves as a trustee. Brook Taube disclaims beneficial ownership of such shares of common stock except to the extent of his pecuniary interest therein.

(5)      The reported shares are held by a trust for the benefit of Seth Taube’s family, for which he serves as a trustee, and 35,000 of the reported shares are held by The Seth and Angie Taube Foundation, Inc., which is a 501(c)(3) charitable organization. Seth Taube disclaims beneficial ownership of such shares of common stock except to the extent of his pecuniary interest therein.

(6)      FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands, beneficially owns 1,633,248.329 of the reported shares. FrontFour Opportunity Fund, a mutual fund trust formed under the laws of British Columbia, Canada, beneficially owns 41,714 of the reported shares. Each of David A. Lorber, Stephen E. Loukas, and Zachary R. George is a managing member and principal owner of FrontFour Capital Group LLC, which serves as an investment manager of FrontFour Master Fund, Ltd., and a principal owner of FrontFour Capital Corp., which serves as an investment manager to FrontFour Opportunity Fund. David A. Lorber disclaims beneficial ownership of such shares of common stock except to the extent of his pecuniary interest therein.

The following table sets forth any direct or indirect interest David A. Lorber may be deemed to have had during the past five years in MDLY’s Class A common stock through certain short positions on the accounts of FrontFour Capital Group LLC, FrontFour Master Fund, Ltd., and FrontFour Opportunity Fund. On May 9, 2019, Mr. Lorber informed MCC that, effective as of the date of his appointment to the MCC Board, (i) Mr. Lorber irrevocably relinquished his investment authority with respect to such short positions and (ii) Mr. Lorber waived any direct or indirect pecuniary interest that he had in such short positions, including, without limitation, the opportunity, directly or indirectly, to profit or share in any profit derived from such short positions and (iii) it was agreed that Mr. Lorber shall not have any other economic interest in such short positions, including, without limitation, the obligation, directly or indirectly, to incur or share in any loss derived from such short positions in each case in Mr. Lorber’s capacity as a managing member, principal, owner, partner, investor, officer or employee of FrontFour or otherwise. During the past five years, no other directors whom are not “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act) of MCC or their respective “Immediate Family Members” (as such term is defined in the Exchange Act) have any direct or indirect interest, the value of which exceeds $120,000, in MCC Advisors or its affiliates.

Name of Director or Nominee	Name of Owners and Relationships to Director or Nominee	Company	Title of Class	Value of Securities(1)		Percent of Class
Independent Director
David A. Lorber	FrontFour Capital Group LLC(2)	MDLY	MDLY Class A Common Stock	$0	(3)	N/A
	Front Four Master Fund, Ltd.(4)	MDLY	MDLY Class A Common Stock	$96,356	(5)	N/A
	FrontFour Opportunity Fund(6)	MDLY	MDLY Class A Common Stock	$2,523	(7)	N/A

____________

(1)      The value of securities reflects the market value of the short positions on each of the accounts of FrontFour Capital Group LLC, FrontFour Master Fund, Ltd. and FrontFour Opportunity Fund, as applicable, with respect to short positions in the MDLY Class A Common Stock as of May 8, 2019. As of May 8, 2019, the closing price of MDLY’s Class A common stock was $2.88 on the NYSE.

(2)      Each of David A. Lorber, Stephen E. Loukas, and Zachary R. George is a managing member and principal owner of FrontFour Capital Group LLC. FrontFour Capital Group LLC sold short shares of the MDLY Class A Common Stock for separately managed account of which FrontFour Capital Group LLC served as the investment manager. On behalf of the separately managed accounts, FrontFour Capital Group LLC sold short shares of the MDLY Class A Common Stock for the net trading proceeds of $9,489.58, $6,345.59, $3,080.23, $4,864.06, $2,642.21, and $10,023.89 on December 7, 2018, December 10, 2018, December 11, 2018, December 12, 2018, December 13, 2018, and January 2, 2019, respectively.

(3)      On February 8, 2019, FrontFour Capital Group LLC ceased to serve as the investment manager of the separately managed accounts and, as a result of the foregoing, David A. Lorber no longer can be deemed to have an indirect interest in the MDLY Class A Common Stock through the separately managed accounts.

(4)      Each of David A. Lorber, Stephen E. Loukas, and Zachary R. George is a managing member and principal owner of FrontFour Capital Group LLC, which serves as the investment manager of FrontFour Master Fund, Ltd. FrontFour Master Fund, Ltd. sold short shares of the MDLY Class A Common Stock for the net trading proceeds of $46,708.81, $30,996.33, $15,006.05, $23,977.73, $13,149.31, and $19,317.35 on December 7, 2018, December 10, 2018, December 11, 2018, December 12, 2018, December 13, 2018, and January 2, 2019, respectively.

(5)      Each of David A. Lorber, Stephen E. Loukas, and Zachary R. George is a principal owner of FrontFour Corp., which serves as the investment manager of FrontFour Opportunity Fund. FrontFour Opportunity Fund sold short shares of the MDLY Class A Common Stock for the net trading proceeds of $1,163.56, $799.42, $359.21, $599.56, $330.83, and $625.57 on December 7, 2018, December 10, 2018, December 11, 2018, December 12, 2018, December 13, 2018, and January 2, 2019, respectively.

Set forth below is the dollar range of equity securities beneficially owned by each of MCC’s directors as of November 5, 2019. MCC is not part of a “family of investment companies,” as that term is defined in the Investment Company Act.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Directors
Jeff Tonkel	$10,001 – $50,000
Brook Taube	over $100,000
Seth Taube	over $100,000
Independent Directors
Arthur S. Ainsberg	$1 – $10,000
Karin Hirtler-Garvey	$1 – $10,000
David A. Lorber	over $100,000
Lowell W. Robinson	None

____________

(1)      The dollar ranges are: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.

(2)      The dollar range of equity securities beneficially owned in MCC is based on the closing price for MCC Common Stock of $2.12 on November 5, 2019 on the NYSE. Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

MCC COMMON STOCK PERFORMANCE GRAPH

The graph below compares the stockholder return on the MCC Common Stock from January 20, 2011 (IPO) to June 30, 2019 with that of the Standard & Poor’s 500 Stock Index and the Russell 2000 Financial Services Index. This graph assumes that on January 20, 2011, $100 was invested in MCC Common Stock, the S&P 500 Index, and the Russell 2000 Financial Services Index. The graph also assumes the reinvestment of all cash dividends prior to any tax effect. The stock price performance included in the below graph is not necessarily indicative of future stock performance.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS OF MCC

MCC is subject to financial market risks, including changes in interest rates. Changes in interest rates may affect both MCC’s cost of funding and its interest income from portfolio investments and cash and cash equivalents. MCC’s investment income will be affected by changes in various interest rates, including LIBOR, to the extent its debt investments include floating interest rates. In the future, MCC expects other loans in its portfolio will have floating interest rates. MCC may hedge against interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the Investment Company Act. For the nine months ended June 30, 2019, MCC did not engage in hedging activities.

As of June 30, 2019, 76.6% of MCC’s income-bearing investment portfolio bore interest based on floating rates. The composition of MCC’s floating rate debt investments by cash interest rate LIBOR floor as of June 30, 2019 was as follows (dollars in thousands):

	June 30, 2019
LIBOR Floor	Fair Value	% of Floating Rate Portfolio
Under 1%	$—	—%
1% to under 2%	200,048	91.8
2% to under 3%	17,922	8.2
Total	$217,970	100.0%

Based on MCC’s consolidated statements of assets and liabilities as of June 30, 2019, the following table (dollars in thousands) shows the approximate increase/(decrease) in components of net assets resulting from operations of hypothetical LIBOR base rate changes in interest rates, assuming no changes in MCC’s investment and capital structure.

Basis point increase/(decrease)	Interest Income(1)	Interest Expense	Net Increase/ (Decrease)
300	$6,700	$—	$6,700
200	4,500	—	4,500
100	2,200	—	2,200
(100)	(2,200)	—	(2,200)
(200)	(3,100)	—	(3,100)
(300)	(3,100)	—	(3,100)

____________

(1)      Assumes no defaults or prepayments by portfolio companies over the next twelve months.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON MCC ACCOUNTING AND FINANCIAL DISCLOSURE

None.

BUSINESS OF MDLY

Overview

MDLY is an alternative asset management firm offering yield solutions to retail and institutional investors. MDLY focuses on credit-related investment strategies, primarily originating senior secured loans to private middle market companies in the U.S. that have revenues between $50 million and $1 billion. MDLY generally holds these loans to maturity. MDLY’s national direct origination franchise provides capital to the middle market in the U.S. For over 15 years, MDLY has provided capital to over 400 companies across 35 industries in North America.

MDLY manages three permanent capital vehicles, two of which are BDCs, and a credit interval fund, as well as long-dated private funds and SMAs, with a primary focus on senior secured credit. As of June 30, 2019, MDLY had $4.4 billion of AUM in two BDCs, MCC and Sierra, as well as private investment vehicles. MDLY’s compounded annual AUM growth rate from December 31, 2010 through June 30, 2019 was 19%, and MDLY’s compounded annual fee earning AUM growth rate was 12%, both of which have both been driven in large part by the growth in its permanent capital vehicles. Typically the investment periods of MDLY’s institutional commitments range from 18 to 24 months and it expects its Fee Earning AUM to increase as capital commitments included in AUM are invested.

In general, MDLY’s institutional investors do not have the right to withdraw capital commitments and, to date, MDLY has not experienced any withdrawals of capital commitments. For a description of the risk factor associated with capital commitments, see “Risk Factors — Risks relating to MDLY — Third-party investors in MDLY’s private funds may not satisfy their contractual obligation to fund capital calls when requested, which could adversely affect a fund’s operations and performance.”

The diagram below presents the historical correlation between growth in MDLY’s AUM, fee earning AUM and management fees.

AUM and Fee Earning AUM (in millions)
6,000
5,000
4,000
3,000
2,000
1,000
0
Management fees (in millions)
250
200
150
100
50
0
$1,765
$2,283
$3,682
$4,779
$5,335
$5,198
$4,712
$1,509
$2,006
$3,058
$3,302
$3,190
$3,158
$2,785
$33.7
$46.4
$65.8
$75.7
$65.5
$58.1
$47.1
2012
2013
2014
2015
2016
2017
2018
Fee Earning AUM
AUM
Management fees(1)

____________

(1)    Presented on a standalone basis.

Direct origination, credit structuring and active monitoring of the loan portfolios MDLY manages are important success factors in its business, which can be adversely affected by difficult market and political conditions, such as the turmoil in the global capital markets from 2007 to 2009. Since MDLY’s inception in 2006, it has adhered to a disciplined investment process that employs these principles with the goal of delivering strong risk-adjusted investment returns while protecting investor capital. MDLY’s focus on protecting investor capital is reflected in its investment strategy; at June 30, 2019, approximately 74% of the combined portfolios investments were in first lien positions. MDLY believes that its ability to directly originate, structure and lead deals enables it to consistently lend at higher yields with better terms. In addition, the loans MDLY manages generally have a contractual maturity between three and seven years and are typically floating rate (at June 30, 2019, approximately 81% of the assets MDLY manages, based on aggregate principal amount, bore interest at floating rates), which it believes positions its business well for rising interest rates.

MDLY’s Funds

MDLY provides its credit-focused investment strategies through various funds and products that meet the needs of a wide range of retail and institutional investors.

MDLY’s permanent capital vehicles, MCC and Sierra, offer investors compelling risk-adjusted yield opportunities. Given their permanent capital nature and focus on senior credit, they provide a high degree of base management fee visibility. Additionally, MDLY has a strong institutional investor base for its long-dated private funds and SMAs, which have been an important source of diversified capital for its business.

Except as otherwise described herein with respect to MDLY’s BDCs, its investment funds themselves do not register as investment companies under the Investment Company Act, in reliance on Section 3(c)(1), Section 3(c)(7) or Section 7(d) thereof. Section 3(c)(7) of the Investment Company Act exempts from the Investment Company Act’s registration requirements investment funds privately placed in the United States whose securities are owned exclusively by persons who, at the time of acquisition of such securities, are “qualified purchasers” as defined under the Investment Company Act. Section 3(c)(1) of the Investment Company Act exempts from the Investment Company Act’s registration requirements privately placed investment funds whose securities are beneficially owned by not more than 100 persons. In addition, under certain current interpretations of the SEC, Section 7(d) of the Investment Company Act exempts from registration any non-U.S. investment fund all of whose outstanding securities are beneficially owned either by non-U.S. residents or by U.S. residents that are qualified purchasers and purchase their interests in a private placement. Certain subsidiaries of Medley LLC typically serve as an investment adviser for MDLY’s funds and are registered under the Advisers Act. MDLY’s funds’ investment advisers or one of their affiliates are entitled to management fees, performance fees and/or incentive fees from each investment fund to which they serve as investment advisers. For a discussion of the fees to which MDLY’s funds’ investment advisers are entitled across its various types of funds, please see “Fee Structure” below.

Medley Capital Corporation

MDLY launched MCC (NYSE: MCC) (TASE:MCC), its first permanent capital vehicle, in 2011 as a BDC. MCC has grown to become a BDC with approximately $0.5 billion in AUM as of June 30, 2019. MCC has demonstrated a 11% compounded annual growth rate of AUM from inception through June 30, 2019.

Sierra Income Corporation

MDLY launched Sierra, its first public non-traded permanent capital vehicle, in 2012 as a BDC. During the six months ended June 30, 2019, Sierra decreased AUM to $1.2 billion, a 5% decrease year over year.

Sierra Total Return Fund

MDLY launched Sierra Total Return Fund (“STRF”) (NASDAQ:SRNTX), its first interval fund, in January 2017. STRF is a continuously offered, non-diversified, closed-end investment management company that is operated as an interval fund. The fund commenced investment operations in June 2017.

Long-Dated Private Funds

MDLY launched Medley Opportunity Fund I (“MOF I”), its first long-dated private fund, in 2006, Medley Opportunity Fund II LP (“MOF II”), its second long-dated private fund, in 2010, Medley Opportunity Fund III LP (“MOF III”), its third long-dated private fund, in 2014, and, in 2016,  Medley Credit Opportunity Fund LP (“MCOF”) and Aspect-Medley Investment Platform A LP (“Aspect”), its fourth and fifth long-dated private funds, respectively. In 2017, MDLY launched Medley Opportunity Fund Offshore III LP (“MOF III Offshore”). MDLY’s long-dated private funds are managed through partnership structures, in which limited partnerships organized by it accept commitments or funds for investment from institutional investors and high net worth individuals, and a general partner makes all policy and investment decisions, including selection of investment advisers. Affiliates of Medley LLC serve as the general partners and investment advisers to MDLY’s long-dated private funds. The limited partners of MDLY’s long-dated private funds take no part in the conduct or control of the business of such funds, have no right or authority to act for or bind such funds and have no influence on the voting or disposition of the securities or assets held by such funds, although limited partners often have the right to remove the general partner or cause an early liquidation by super-majority vote. As MDLY’s long-dated private funds are closed-ended, once an investor makes an investment, the investor is generally not able to withdraw or redeem its interest, except in very limited circumstances.

Separately Managed Accounts (SMAs)

MDLY launched its first SMA in 2010 and currently manages ten SMAs. In the case of its SMAs, the investor, rather than MDLY, dictates the risk tolerances and target returns of the account. MDLY acts as an investment adviser registered with the SEC under the Advisers Act for these accounts. The accounts offer customized solutions for liability driven investors such as insurance companies and typically offer attractive returns on risk-based capital.

Fee Structure

MDLY earns management fees at an annual rate of 0.75% to 2.00% and may earn performance fees, which may be in the form of an incentive fee or carried interest, in the event that specified investment returns are achieved by the fund or SMA. Management fees are generally based on a defined percentage of (1) average or total gross assets, including assets acquired with leverage, (2) total commitments, (3) net invested capital (4) NAV, or (5) lower of cost or market value of a fund’s portfolio investments. Management fees are calculated quarterly and are paid in cash in advance or in arrears depending on each specific fund or SMA. MDLY earns incentive fees on its permanent capital vehicles and earns incentive fees on certain of its long-dated private funds. In addition, MDLY may earn additional carried interest performance fees on its long-dated private funds and SMAs that are typically 15% to 20% of the total return over a 6% to 8% annualized preferred return.

Medley Capital Corporation

Pursuant to the MCC Investment Management Agreement between MCC and MDLY’s affiliate, MCC Advisors, MCC Advisors receives a base management fee and a two-part incentive fee. Effective January 1, 2016, pursuant to a fee waiver executed by MCC Advisors on February 8, 2016, the base management fee is calculated at an annual rate of 1.75% of MCC’s gross assets up to $1.0 billion and 1.50% on MCC’s gross assets over $1.0 billion, and is payable quarterly in arrears (the “Reduced Base Management Fee”). The Reduced Base Management Fee is calculated based on the average value of MCC’s gross assets at the end of the two most recently completed calendar quarters and will be appropriately pro-rated for any partial quarter. Prior to January 1, 2016, the MCC base management fee was calculated at an annual rate of 1.75% of MCC’s gross assets. The base management fee was calculated based on the average value of MCC’s gross assets at the end of the two most recently completed calendar quarters.

The two components of the MCC incentive fee are described below.

•        The first component of the MCC incentive fee is the Part I incentive fee. Effective January 1, 2016, the incentive fee based on net investment income is reduced from 20.0% on pre-incentive fee net investment income over a fixed hurdle rate of 2.0% per quarter, to 17.5% on pre-incentive fee net investment income over a fixed hurdle rate of 1.5% per quarter. Moreover, the incentive fee based on net investment income is determined and paid quarterly in arrears at the end of each calendar quarter by reference to MDLY’s aggregate net investment income, as adjusted, as described below (the “Reduced Incentive Fee on Net Investment Income”), from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since January 1, 2016). MDLY refers to such period as the “Trailing Twelve Quarters.” The hurdle amount for the Reduced Incentive Fee on Net Investment Income is determined on a quarterly basis, and is equal to 1.5% multiplied by MCC’s net assets at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments to MCC’s net assets, as determined as of the beginning of each applicable calendar quarter, in order to account for any capital raising or other capital actions as a result of any issuances by MCC of MCC Common Stock (including issuances pursuant to MCC’s dividend reinvestment plan), any repurchase by MCC of MCC Common Stock, and any dividends paid by MCC, each as may have occurred during the relevant quarter. Any Reduced Incentive Fee on Net Investment Income is paid to MCC Advisors on a quarterly basis, and is based on the amount by which (A) aggregate net investment income (“Ordinary Income”) in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount.” For the avoidance of doubt, Ordinary Income is net of all fees and expenses, including the Reduced Base Management Fee but excluding any incentive fee on pre-incentive fee net investment income or on MCC’s capital gains.

The Reduced Incentive Fee on Net Investment Income for each quarter is determined as follows:

•        No incentive fee based on net investment income is payable to MCC Advisors for any calendar quarter for which there is no Excess Income Amount;

•        100% of the Ordinary Income, if any, that exceeds the hurdle amount, but is less than or equal to an amount, which MCC refers to as the “Catch-up Amount,” determined as the sum of 1.8182% multiplied by MCC’s net assets at the beginning of each applicable calendar quarter, as adjusted as noted above, comprising the relevant Trailing Twelve Quarters is included in the calculation of the Reduced Incentive Fee on Net Investment Income; and

•        17.5% of the Ordinary Income that exceeds the Catch-up Amount is included in the calculation of the Reduced Incentive Fee on Net Investment Income.

The amount of the Reduced Incentive Fee on Net Investment Income that is paid to MCC Advisors for a particular quarter equals the excess of the incentive fee so calculated minus the aggregate incentive fees based on income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters but not in excess of the Incentive Fee Cap (as described below).

The Reduced Incentive Fee on Net Investment Income that is paid to MCC Advisors for a particular quarter is subject to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap for any quarter is an amount equal to (a) 17.5% of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate incentive fees based on net investment income that was paid in respect of the first eleven calendar quarters (or a portion thereof) included in the relevant Trailing Twelve Quarters.

“Cumulative Net Return” means (X) the Ordinary Income in respect of the relevant Trailing Twelve Quarters minus (Y) any Net Capital Loss (as defined below), if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, MCC pays no incentive fee based on net investment income to MCC Advisors for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the Reduced Incentive Fee based on Net Investment Income that is payable to MCC Advisors for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, MCC pays a Reduced Incentive Fee on Net Investment Income to MCC Advisors equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the Reduced Incentive Fee on Net Investment Income that is payable to MCC Advisors for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, MCC pays a Reduced Incentive Fee on Net Investment Income to MCC Advisors, calculated as described above, for such quarter without regard to the Incentive Fee Cap.

“Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, and dilution to MCC’s net assets due to capital raising or capital actions, in such period and (ii) aggregate capital gains, whether realized or unrealized and accretion to MCC’s net assets due to capital raising or capital action, in such period.

Dilution to MCC’s net assets due to capital raising is calculated, in the case of issuances of common stock, as the amount by which the NAV per share was adjusted over the transaction price per share, multiplied by the number of shares issued. Accretion to MCC’s net assets due to capital raising is calculated, in the case of issuances of common stock (including issuances pursuant to its dividend reinvestment plan), as the excess of the transaction price per share over the amount by which the NAV per share was adjusted, multiplied by the number of shares issued. Accretion to MCC’s net assets due to other capital action is calculated, in the case of repurchases by MCC of its own common stock, as the excess of the amount by which the NAV per share was adjusted over the transaction price per share multiplied by the number of shares repurchased by MCC.

For the avoidance of doubt, the purpose of changing MDLY’s fee structure was to permanently reduce aggregate fees payable to MCC Advisors by MCC. Beginning January 1, 2016, in order to ensure that MCC pays MCC Advisors aggregate fees on a cumulative basis under the new fee structure that are less than the aggregate fees otherwise due under the management agreement, at the end of each quarter, MCC Advisors calculates aggregate base management fees and incentive fees on net investment income under both the new fee structure and the fee structure under the management agreement, and if, at any time after January 1, 2016, the aggregate fees on a cumulative basis under the new fee structure would be greater than the aggregate fees on a cumulative basis under the fee structure under the management agreement, MCC Advisors is only entitled to the lesser of those two amounts. Since the hurdle rate is fixed, if and as interest rates rise, it will be more likely that MDLY will surpass the hurdle rate and receive an incentive fee based on net investment income.

Prior to January 1, 2016, the Part I incentive fee was payable quarterly in arrears and was 20.0% of MCC’s pre-incentive fee net investment income for the immediately preceding calendar quarter subject to a 2.0% (which was 8.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under the hurdle rate and catch-up provisions, in any calendar quarter, MDLY received no incentive fee until MCC’s net investment income equaled the hurdle rate of 2.0%, but then received, as a “catch-up”, 100% of MCC’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeded the hurdle rate but was less than 2.5%. The effect of this provision was that, if pre-incentive fee net investment income exceeded 2.5% in any calendar quarter, MCC Advisors would receive 20.0% of MCC’s pre-incentive fee net investment income as if the hurdle rate did not apply. For this purpose, pre-incentive fee net investment income meant interest income, dividend income and any other income including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, due diligence and consulting fees or other fees that MCC received from portfolio companies accrued during the calendar quarter, minus MCC’s operating expenses for the quarter including the base management fee, expenses payable to MCC Advisors, and any interest expense and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income included, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that MDLY had not yet received in cash.

•        The second component of the MCC incentive fee, the Part II incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment management agreement as of the termination date), and equals 20.0% of MCC’s cumulative aggregate realized capital gains less cumulative realized capital losses, unrealized capital depreciation (unrealized depreciation on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to MCC Advisors.

Entities controlled by former employees held limited liability company interests in MCC Advisors that entitled them to approximately 4.86% of the net incentive fee income through October 29, 2015 and an additional 5.75% of the net incentive fee income through August 20, 2016 from MCC Advisors. Since August 20, 2016 and going forward, MDLY is entitled to all of the management fees paid to MCC Advisors. MDLY may have similar arrangements with respect to the ownership of the entities that advise its BDCs in the future.

Sierra Income Corporation

Pursuant to the Sierra Investment Advisory Agreement between Sierra and MDLY’s affiliate, SIC Advisors, SIC Advisors receives a base management fee and a two-part incentive fee. The Sierra base management fee is calculated at an annual rate of 1.75% of Sierra’s gross assets at the end of each completed calendar quarter and is payable quarterly in arrears.

The two components of the Sierra incentive fee are as follows.

•        The first, the Part I incentive fee (which is also referred to as a subordinated incentive fee), payable quarterly in arrears, is 20.0% of Sierra’s pre-incentive fee net investment income for the immediately preceding calendar quarter subject to a 1.75% (which is 7.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under the hurdle rate and catch-up provisions, in any calendar quarter, SIC Advisors receives no incentive fee until Sierra’s pre-incentive fee net investment income equals the hurdle rate of 1.75%, but then receives, as a “catch-up”, 100% of Sierra’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.1875% in any calendar quarter, SIC Advisors will receive 20.0% of Sierra’s pre-incentive fee net investment income as if the hurdle rate did not apply. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, due diligence and consulting fees or other fees that Sierra receives from portfolio companies accrued during the calendar quarter, minus Sierra’s operating expenses for the quarter including the base management fee, expenses payable to SIC Advisors or to MDLY, and any interest expense and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that Sierra has not yet received in cash. Since the hurdle rate is fixed, if interest rates rise, it will be easier for MDLY to surpass the hurdle rate and receive an incentive fee based on pre-incentive fee net investment income.

•        The second, the Part II incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment management agreement as of the termination date), and equals 20.0% of Sierra’s cumulative aggregate realized capital gains less cumulative realized capital losses, unrealized capital depreciation (unrealized depreciation on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to SIC Advisors.

Strategic Capital Advisory Services, LLC owned 20% of SIC Advisors and was entitled to receive distributions of up to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by Sierra to SIC Advisors, net of certain expenses. On August 9, 2018, Medley LLC exercised its right to redeem Strategic Capital interests in SIC Advisors. As payment of the purchase price for these interests, through June 30, 2022, SIC Advisors is obligated to pay to Strategic Capital an amount equal to up to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by Sierra net of certain expenses. MDLY may have similar arrangements with respect to the ownership of the entities that advise its BDCs in the future.

Sierra Total Return Fund

Pursuant to the investment management agreement between STRF and MDLY’s affiliate, STRF Advisors LLC, STRF Advisors LLC will be entitled to a base management fee and an incentive fee. The STRF base management fee will be calculated and payable monthly in arrears at an annual rate of 1.50% of STRF’s average daily total assets during such period.

The incentive fee will be calculated and payable quarterly in arrears in an amount equal to 15.0% of STRF’s pre-incentive fee net investment income for the immediately preceding quarter, and will be subject to a hurdle rate, expressed as a rate of return on STRF’s adjusted capital, equal to 1.50% per quarter, subject to a “catch-up” feature, which will allow STRF Advisors LLC to recover foregone incentive fees that were previously limited by the hurdle rate. Under the hurdle rate and catch-up provisions, in any calendar quarter, STRF Advisors LLC will not receive any incentive fee until STRF’s pre-incentive fee net investment income equals the hurdle rate of 1.50%, but then will receive, as a “catch-up,” 100% of STRF’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 1.76%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 1.76% in any calendar quarter, STRF Advisors LLC will receive 15.0% of STRF’s pre-incentive fee net investment income as if the hurdle rate did not apply. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income accrued during the calendar quarter, minus STRF’s operating expenses for the quarter (including the management fee, expenses reimbursed to STRF Advisors LLC and any interest expenses and distributions paid on any issued and outstanding preferred shares, but excluding the inventive fee). For this purpose, adjusted capital means the cumulative gross proceeds received by STRF from the sale of shares (including pursuant to STRF’s distribution reinvestment plan), reduced by amounts paid in connection with purchases of shares pursuant to STRF’s mandatory repurchases and discretionary repurchases. There is no accumulation of amounts on the hurdle rate from quarter to quarter, and accordingly there is no clawback of amounts previously paid to STRF Advisors LLC if subsequent quarters are below the quarterly hurdle rate, and there is no delay of payment to STRF Advisors LLC if prior quarters are below the quarterly hurdle rate.

Long-Dated Private Funds and SMAs

Pursuant to the respective underlying agreements of MDLY’s long-dated private funds and SMAs, MDLY receives an annual management fee and may earn incentive or performance fees. In general, management fees are calculated at an annual rate of 0.75% to 2.00% calculated on the value of the capital accounts or the value of the investments held by each limited partner, fund or account. MDLY may also receive transaction and advisory fees from a funds’ underlying portfolio investment. In certain circumstances, MDLY is required to offset its management fees earned by 50% to 100% of transaction and advisory fees earned. In addition, MDLY receives performance fees or carried interest in an amount equal to 15.0% to 20.0% of the realized cash derived from an investment, subject to a cumulative annualized preferred return to the investor of 6.0% to 8.0%, which is in turn subject to a 50% to 100% catch-up allocation to it.

For certain long-dated private funds, MDLY may also earn a two-part incentive fee. The first, the Part I incentive fee, is calculated and payable quarterly in an amount equal to 15.0% to 20.0% of the net investment income, subject to a hurdle rate equal to 1.5% to 2.0% per quarter, which is in turn subject to a 50% to 100% catch-up provision measured as of the end of each calendar quarter. The second, the Part II incentive fee, is calculated and payable annually in an amount equal to 15.0% to 20.0% of cumulative realized capital gains.

In order to better align the interests of MDLY’s senior professionals and the other individuals who manage MDLY’s long-dated private funds with its own interests and with those of the investors in such funds, such individuals may be allocated directly a portion of the performance fees in such funds. These interests entitle the holders to share the performance fees earned from MOF II. MDLY may make similar arrangements with respect to allocation of performance or incentive fees with respect to MOF III, MCOF, Aspect or other long-dated private funds that it may advise in the future.

As noted above, in connection with raising new funds or securing additional investments in existing funds, MDLY negotiates terms for such funds and investments with existing and potential investors. The outcome of such negotiations could result in its agreement to terms that are materially less favorable to MDLY than for prior funds it has advised or funds advised by its competitors. See “Risk Factors — Risks Relating to MDLY — Risks Relating to MDLY’s Business and Industry — MDLY may not be able to maintain its current fee structure as a result of industry pressure from fund investors to reduce fees, which could have an adverse effect on its profit margins and results of operations.”

Investor Relations

MDLY’s fundraising efforts historically have been spread across distribution channels and have not been dependent on the success of any single channel. MDLY distributes its investment products through two primary channels: (1) permanent capital vehicles and (2) long-dated private funds and SMAs. MDLY believes that each of these channels offers unique advantages to investors and allows it to continue to raise and deploy capital opportunistically in varying market environments.

Permanent Capital Vehicles

MDLY distributes its permanent capital vehicles through three sub-channels:

•        MCC is MDLY’s publicly traded vehicle. It offers retail and institutional investors liquid access to an otherwise illiquid asset class (middle market credit). In addition to equity capital, MCC also raises debt capital in the private and public markets which is an alternative source of capital in challenging operating environments.

•        Sierra is MDLY’s non-traded public vehicle. It offers retail and institutional investors access to an otherwise illiquid asset class (middle market credit) without exposure to public market trading volatility. It allows MDLY to continue to raise capital continually during more challenging operating environments when publicly listed vehicles may be trading below NAV, which it believes is valuable during times of market volatility. MDLY believes this is a competitive advantage allowing it to make opportunistic investments, while peers may be more limited during times of market volatility.

•        STRF is MDLY’s non-traded interval vehicle. It offers retail and institutional investors investments in the debt and equity of fixed-income and fixed-income related securities. STRF is a continuously offered, non-diversified, closed-end investment management company that is operated as an interval fund.

Long-Dated Private Funds and SMAs

MDLY distributes its long-dated private funds and SMAs through two sub-channels:

•        Long-dated private funds: MDLY’s long-dated private funds offer institutional investors attractive risk-adjusted returns. MDLY believes this channel is an important element of its capital raising efforts given institutional investors are more likely to remain engaged in higher yielding private credit assets during periods of market turbulence.

•        Separately managed accounts: MDLY’s SMAs provide investors with customized investment solutions. This is particularly attractive for liability driven investors such as insurance companies that invest over long-time horizons.

MDLY believes that its deep and long-standing investor relationships, founded on its strong performance, disciplined management of its investors’ capital and diverse product offering, have facilitated the growth of its existing business and will assist it with the development of additional strategies and products, thereby increasing its fee earning AUM in the future. MDLY has dedicated in-house capital markets, investor relations and marketing specialists. MDLY has frequent discussions with its investors and is committed to providing them with the highest quality service. MDLY believes its service levels, as well as its emphasis on transparency, inspire loyalty and support its efforts to continue to attract investors across its investment platform.

Investment Process

Direct Origination.

MDLY focuses on lending directly to companies that are underserved by the traditional banking system and generally seek to avoid broadly marketed investment opportunities. MDLY sources investment opportunities through a variety of channels including direct relationships with companies, financial intermediaries such as national, regional and local bankers, accountants, lawyers and consultants, as well as through financial sponsors. Historically, as much as half of MDLY’s annual origination volume has been derived from either repeat or referred borrowers or repeat sponsors. The other half of MDLY’s annual origination volume has been sourced through a variety of channels including direct relationships with companies, financial intermediaries such as national, regional and local bankers, accountants, lawyers and consultants, as well as through other financial sponsors. Medley investments are well diversified across 35 industries. As of June 30, 2019, MDLY’s industry exposure in excess of 10% was 15% in business services and 12% in healthcare and pharmaceuticals. Medley has a highly selective, three step underwriting process that is governed by an investment committee. This comprehensive process narrows down the investment opportunities from generally over 1,000 a year to approximately 1% to 3% originated borrowers in a year. For the six months ended June 30, 2019, MDLY closed on 79 investments across 23 borrowers and approximately $90.4 million of invested capital. As of June 30, 2019, MDLY’s funds had 437 investments across 146 borrowers.

Disciplined Underwriting.

MDLY performs thorough due diligence and focuses on several key criteria in its underwriting process, including strong underlying business fundamentals, a meaningful equity cushion, experienced management, conservative valuation and the ability to deleverage through cash flows. MDLY is often the agent for the loans it originates and accordingly controls the loan documentation and negotiation of covenants, which allows it to maintain consistent underwriting standards. MDLY invests across a broad range of industries and its disciplined underwriting process also involves engagement of industry experts and third-party consultants. This disciplined underwriting process is essential as MDLY’s funds have historically invested primarily in privately held companies, for which public financial information is generally unavailable. Since MDLY’s inception, it has experienced total loss rate of 2.04% or 0.2% per annum of that capital through June 30, 2019. MDLY believes its disciplined underwriting culture is a key factor to its success and its ability to expand its product offerings.

Prior to making an investment, the investment team subjects each potential borrower to an extensive credit review process, which typically begins with an analysis of the market opportunity, business fundamentals, company operating metrics and historical and projected financial analysis. MDLY also compares liquidity, operating margin trends, leverage, free cash flow and fixed charge coverage ratios for each potential investment to industry metrics. Areas of additional underwriting focus include management or sponsor (typically a private equity firm) experience, management compensation, competitive landscape, regulatory environment, pricing power, defensibility of market share and tangible asset values. Background checks are conducted and tax compliance information may also be requested on management teams and key employees. In addition, the investment team contacts customers, suppliers and competitors and performs on-site visits as part of a routine business due diligence process.

MDLY’s disciplined underwriting process also involves the engagement of industry experts and third-party consultants. The investment team routinely uses third-party consultants and market studies to corroborate valuation and industry specific due diligence, as well as provide quality of earnings analysis. Experienced legal counsel is engaged to evaluate and mitigate regulatory, insurance, tax or other company-specific risks.

After the investment team completes its final due diligence, each proposed investment is presented to MDLY’s investment committee and subjected to extensive discussion and follow-up analysis, if necessary. A formal memorandum for each investment opportunity typically includes the results of business due diligence, multi-scenario financial analysis, risk-management assessment, results of third-party consulting work, background checks (where applicable) and structuring proposals. MDLY’s investment committee requires a majority vote to approve any investment.

Active Credit Management.

MDLY employs active credit management. Its process includes frequent interaction with management, monthly or quarterly reviews of financial information and, typically, attendance at board of directors’ meetings as observers. Investment professionals with deep restructuring and workout experience support MDLY’s credit management effort. The investment team also evaluates financial reporting packages provided by portfolio companies that detail operational and financial performance. Data is entered in Black Mountain, an investment management software program. Black Mountain creates a centralized, dynamic electronic repository for all of MDLY’s portfolio company data and generates comprehensive, standardized reports and dashboards which aggregate operational updates, portfolio company financial performance, asset valuations, macro trends, management call notes and account history.

Investment Operations and Information Technology

In addition to MDLY’s investment team, it has a finance, accounting and operations team that supports its public and private vehicles team by providing infrastructure and administrative support in the areas of accounting/finance, valuation, capital markets and treasury functions, operations/information technology, strategy and business development, legal/compliance and human resources.

Regulatory and Compliance Matters

MDLY’s business, as well as the financial services industry generally, is subject to extensive regulation in the U.S. and elsewhere. The SEC and other regulators around the world have in recent years significantly increased their regulatory activities with respect to alternative asset management firms. MDLY’s business is subject to compliance with laws and regulations of U.S. federal and state governments, their respective agencies and/or various self-regulatory organizations or exchanges, and any failure to comply with these regulations could expose it to liability and/or reputational damage. MDLY’s business has been operated for a number of years within a legal framework that requires it being able to monitor and comply with a broad range of legal and regulatory developments that affect its activities. However, additional legislation, changes in rules promulgated by regulators or changes in the interpretation or enforcement of existing laws and rules, either in the U.S. or elsewhere, may directly affect MDLY’s mode of operation and profitability.

Certain MDLY subsidiaries are registered as investment advisers with the SEC. Registered investment advisers are subject to the requirements and regulations of the Advisers Act. Such requirements relate to, among other things, fiduciary duties to advisory clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an adviser and advisory clients and general anti-fraud prohibitions. The SEC requires investment advisers registered or required to register with the SEC under the Advisers Act that advise one or more private funds and have at least $150.0 million in private fund assets under management to periodically file reports on Form PF. MDLY has filed, and will continue to file, quarterly reports on Form PF, which has resulted in increased administrative costs and requires a significant amount of attention and time to be spent by its personnel. In addition, MDLY’s investment advisers are subject to routine periodic examinations by the staff of the SEC. MDLY’s investment advisers also have not been subject to any regulatory or disciplinary actions by the SEC.

MCC and Sierra are BDCs. A BDC is a special category of investment company under the Investment Company Act that was added by Congress to facilitate the flow of capital to private companies and small public companies based in the U.S. that do not have efficient or cost-effective access to public capital markets or other conventional forms of corporate financing. BDCs make investments in private or thinly traded public companies in the form of long-term debt and/or equity capital, with the goal of generating current income or capital growth.

BDCs are closed-end management investment companies that elect to be regulated as BDCs under the Investment Company Act. As such, BDCs are subject to only certain provisions of the Investment Company Act, as well as the Securities Act and the Exchange Act. BDCs are provided greater flexibility under the Investment Company Act than are other investment companies that are registered under the Investment Company Act in dealing with their portfolio companies, issuing securities, and compensating their managers. BDCs can be internally or externally managed and may qualify to elect to be taxed as a RIC under Subchapter M of the Code, and the regulations thereunder, for U.S. federal income tax purposes. The Investment Company Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters, and affiliates of those affiliates or underwriters. The Investment Company Act requires that a majority of a BDC’s directors be persons other than “interested persons,” as that term is defined in the Investment Company Act. In addition, the Investment Company Act provides that a BDC may not change the nature of its business so as to cease to be, or withdraw its election to be regulated as a BDC unless approved by a majority of its outstanding voting securities. The Investment Company Act defines “a majority of the outstanding voting securities” as the lesser of: (1) 67% or more of the voting securities present at a meeting if the holders of more than 50% of its outstanding voting securities are present or represented by proxy or (2) more than 50% of its voting securities.

Generally, BDCs are prohibited under the Investment Company Act from knowingly participating in certain transactions with their affiliates without the prior approval of their board of directors who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the prohibition on transactions with affiliates broadly to prohibit “joint transactions” among entities that share a common investment adviser.

On October 4, 2017, MDLY received an amended exemptive order from the SEC that expanded its ability to negotiate the terms of co-investment transactions among its BDCs and other funds managed by it (the “Current Exemptive Order”), subject to the conditions included therein. In addition, the Current Exemptive Order allows Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with such funds, subject to certain conditions. Under the terms of the Current Exemptive Order, a “required majority” (as defined in Section 57(o) of the Investment Company Act) of the independent directors of the board of directors participating in the transaction determine that it would be in the fund’s best interest to participate in the transaction. If the consummation of the Mergers or the MDLY Merger occurs, the Combined Company or the Sierra/MDLY Company, as applicable, and certain of its affiliates will not be able to rely on the Current Exemptive Order. In this regard, on November 19, 2018, Sierra and certain of its affiliates submitted an exemptive application to the SEC that requests an exemptive order that would supersede the Current Exemptive Order and would permit the Combined Company or the Sierra/MDLY Company, as applicable, to participate in negotiated co-investment transactions with certain affiliates. For more information, see “Information about the Combined Company — Operational Plans of the Combined Company — Co-Investments.”

In situations where co-investment with other funds managed by MDLY is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between MDLY’s interests and those of its other clients, MDLY will need to decide which client will proceed with the investment. MDLY will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on an alternating basis that will be fair and equitable over time. Moreover, except in certain circumstances, MDLY’s BDCs will be unable to invest in any issuer in which another of its funds holds an existing investment. Similar restrictions limit MDLY’s BDCs’ ability to transact business with its officers or directors or their affiliates.

MDLY’s BDCs have elected to be treated as RICs under Subchapter M of the Code. As RICs, BDCs generally do not have to pay corporate-level U.S. federal income taxes on any income that is distributed to its stockholders from its tax earnings and profits. To maintain qualification as a RIC, MDLY’s BDCs must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain and maintain RIC tax treatment, the BDCs must distribute to their stockholders, for each taxable year, at least 90% of their

“investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses.

In July 2010, President Obama signed into law the Dodd-Frank Act. The Dodd-Frank Act, among other things, imposes significant new regulations on nearly every aspect of the U.S. financial services industry, including oversight and regulation of systemic market risk (including the power to liquidate certain institutions); authorizing the Federal Reserve to regulate nonbank institutions that are deemed systemically important; generally prohibiting insured banks or thrifts, any bank holding company or savings and loan holding company, any non-U.S. bank with a U.S. branch, agency or commercial lending company and any subsidiaries and affiliates of any of these types of entities, regardless of geographic location, from conducting proprietary trading or investing in or sponsoring a “covered fund,” which includes private equity funds and hedge funds (i.e., the Volcker Rule); and imposing new registration, recordkeeping and reporting requirements on private fund investment advisers. Importantly, while several key aspects of the Dodd-Frank Act have been defined through final rules, many aspects will be implemented by various regulatory bodies over the next several years.

The Dodd-Frank Act requires the CFTC, the SEC and other regulatory authorities to promulgate certain rules relating to the regulation of the derivatives market. Such rules require or will require the registration of certain market participants, the clearing of certain derivatives contracts through central counterparties, the execution of certain derivatives contracts on electronic platforms, as well as reporting and recordkeeping of derivatives transactions. Certain MDLY funds may from time to time, directly or indirectly, invest in instruments that meet the definition of a “swap” under the Commodity Exchange Act and the CFTC’s rules promulgated thereunder. As a result, such funds may qualify as commodity pools, and the operators of such funds may need to register as commodity pool operators (“CPOs”) unless an exemption applies. Additionally, pursuant to a rule finalized by the CFTC in December 2012, certain classes of interest rate swaps and certain classes of index credit default swaps are now subject to mandatory clearing, unless an exemption applies. As of February 2014, many of these interest rate swaps and index credit default swaps are also now subject to mandatory trading on designated contract markets or swap execution facilities. The Dodd-Frank Act also provides expanded enforcement authority to the CFTC and SEC. While certain rules have been promulgated and are already in effect, the rulemaking and implementation process is still ongoing. In particular, the CFTC has finalized most of its rules under the Dodd-Frank Act, and the SEC has proposed several rules regarding security-based swaps but has only finalized a small number of these rules.

Legal Proceedings

From time to time, MDLY is involved in various legal proceedings, lawsuits and claims incidental to the conduct of its business. Its business is also subject to extensive regulation, which may result in regulatory proceedings against it. Except as described below, MDLY is not currently party to any material legal proceedings.

One of MDLY’s subsidiaries, MCC Advisors, was named as a defendant in a lawsuit on May 29, 2015, by Moshe Barkat and Modern VideoFilm Holdings, LLC (“MVF Holdings”) against MCC, MOF II, MCC Advisors, Deloitte Transactions and Business Analytics LLP A/K/A Deloitte ERG (“Deloitte”), Scott Avila (“Avila”), Charles Sweet, and Modern VideoFilm, Inc. (“MVF”). The lawsuit is pending in the California Superior Court, Los Angeles County, Central District, as Case No. BC 583437. The lawsuit was filed after MCC, as agent for the lender group, exercised remedies following a series of defaults by MVF and MVF Holdings on a secured loan with an outstanding balance at the time in excess of $65 million. The lawsuit sought damages in excess of $100 million. Deloitte and Avila have settled the claims against them in exchange for payment of $1.5 million. On June 6, 2016, the court granted the Medley defendants’ demurrers on several counts and dismissed Mr. Barkat’s claims with prejudice except with respect to his claim for intentional interference with contract. On March 18, 2018, the court granted the Medley defendants’ motion for summary adjudication with respect to Mr. Barkat’s sole remaining claim against the Medley Defendants for intentional interference. Now that the trial court has ruled in favor of the Medley defendants on all counts, the only remaining claims in the Barkat litigation are MCC and MOF II’s affirmative counterclaims against Mr. Barkat and MVF Holdings, which MCC and MOF II are diligently prosecuting.

On August 29, 2016, MVF Holdings filed another lawsuit in the California Superior Court, Los Angeles County, Central District, as Case No. BC 631888 (the “Derivative Action”), naming MCC Advisors and certain of Medley’s employees as defendants, among others. The plaintiff in the Derivative Action, asserts claims against the defendants for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unfair competition, breach of the implied covenant of good faith and fair dealing, interference with prospective economic advantage, fraud, and declaratory relief. MCC Advisors and the other defendants believe the causes of action asserted in the Derivative Action are without merit and all defendants intend to continue to assert a vigorous defense. All proceedings in the Derivative Action were stayed as a result of the chapter 11 bankruptcy proceedings of MVF, which were commenced on May 16, 2018. On August 29, 2016, however, despite the automatic stay of the MVF Bankruptcy, the Plaintiff filed an amended complaint seeking to restyle the derivative action into a direct action to circumvent the MVF bankruptcy’s automatic stay. To date, the California Superior Court has not proceeded with the amended complaint. MVF recently stipulated to relief from the automatic stay on July 19, 2019, which relief was approved by the bankruptcy court on August 30, 2019, allowing the litigation to proceed.

Medley LLC, MCC, Medley Opportunity Fund II LP, MDLY, Medley Group, LLC, Brook Taube, and Seth Taube were named as defendants, along with other various parties, in a putative class action lawsuit captioned as Royce Solomon, Jodi Belleci, Michael Littlejohn, and Giulianna Lomaglio v. American Web Loan, Inc., AWL, Inc., Mark Curry, MacFarlane Group, Inc., Sol Partners, Medley Opportunity Fund, II, LP, Medley LLC, Medley Capital Corporation, Medley Management, Inc., Medley Group, LLC, Brook Taube, Seth Taube, DHI Computing Service, Inc., Middlemarch Partners, and John Does 1-100, filed on December 15, 2017, amended on March 9, 2018, and amended a second time on February 15, 2019, in the United States District Court for the Eastern District of Virginia, Newport News Division, as Case No. 4:17-cv-145 (hereinafter, “Class Action 1”). Medley Opportunity Fund II LP and MCC were also named as defendants, along with various other parties, in a putative class action lawsuit captioned George Hengle and Lula Williams v. Mark Curry, American Web Loan, Inc., AWL, Inc., Red Stone, Inc., Medley Opportunity Fund II LP, and Medley Capital Corporation, filed February 13, 2018, in the United States District Court, Eastern District of Virginia, Richmond Division, as Case No. 3:18-cv-100 (“Class Action 2”). Medley Opportunity Fund II LP and MCC were also named as defendants, along with various other parties, in a putative class action lawsuit captioned John Glatt, Sonji Grandy, Heather Ball, Dashawn Hunter, and Michael Corona v. Mark Curry, American Web Loan, Inc., AWL, Inc., Red Stone, Inc., Medley Opportunity Fund II LP, and Medley Capital Corporation, filed August 9, 2018 in the United States District Court, Eastern District of Virginia, Newport News Division, as Case No. 4:18-cv-101 (“Class Action 3”) (together with Class Action 1 and Class Action 2, the “Virginia Class Actions”). Medley Opportunity Fund II LP was also named as a defendant, along with various other parties, in a putative class action lawsuit captioned Christina Williams and Michael Stermel v. Red Stone, Inc. (as successor in interest to MacFarlane Group, Inc.), Medley Opportunity Fund II LP, Mark Curry, Brian McGowan, Vincent Ney, and John Doe entities and individuals, filed June 29, 2018 and amended July 26, 2018, in the United States District Court for the Eastern District of Pennsylvania, as Case No. 2:18-cv-2747 (the “Pennsylvania Class Action”) (together with the Virginia Class Actions, the “Class Action Complaints”). The plaintiffs in the Class Action Complaints filed their putative class actions alleging claims under the Racketeer Influenced and Corrupt Organizations Act, and various other claims arising out of the alleged payday lending activities of American Web Loan. The claims against Medley Opportunity Fund II LP, Medley LLC, MCC, MDLY, Medley Group, LLC, Brook Taube, and Seth Taube (in Class Action 1, as amended); Medley Opportunity Fund II LP and MCC (in Class Action 2 and Class Action 3); and Medley Opportunity Fund II LP (in the Pennsylvania Class Action), allege that those defendants in each respective action exercised control over, or improperly derived income from, and/or obtained an improper interest in, American Web Loan’s payday lending activities as a result of a loan to American Web Loan. The loan was made by Medley Opportunity Fund II LP in 2011. American Web Loan repaid the loan from Medley Opportunity Fund II LP in full in February of 2015, more than 1 year and 10 months prior to any of the loans allegedly made by American Web Loan to the alleged class plaintiff representatives in Class Action 1. In Class Action 2, the alleged class plaintiff representatives have not alleged when they received any loans from American Web Loan. In Class Action 3, the alleged class plaintiff representatives claim to have received loans from American Web Loan at various times from February 2015 through April 2018. In the Pennsylvania Class Action, the alleged class plaintiff representatives claim to have received loans from American Web Loan in 2017. By orders dated August 7, 2018 and September 17, 2018, the Court presiding over the Virginia Class Actions consolidated those cases for all purposes. On October 12, 2018, Plaintiffs in Class Action 3 filed a notice of voluntary dismissal of all claims, and on October 29, 2018, Plaintiffs in Class Action 2 filed a notice of voluntary dismissal of all claims. Medley LLC, MCC, MDLY, Medley Group, LLC, Brook Taube, and Seth Taube never made any loans or provided financing to, or had any other relationship with, American Web Loan. Medley Opportunity Fund II LP, Medley LLC, MCC, MDLY, Medley Group, LLC, Brook Taube, Seth Taube are seeking indemnification from American Web Loan, various affiliates, and other parties with respect to the claims in the Class Action Complaints. Medley Opportunity Fund II LP, Medley LLC, MCC, MDLY, Medley Group, LLC, Brook Taube, and Seth Taube believe the alleged claims in the Class Action Complaints are without merit and they intend to defend these lawsuits vigorously.

On January 25, 2019, two purported class actions were commenced in the Supreme Court of the State of New York, County of New York, by alleged MCC Stockholders, captioned, respectively, Helene Lax v. Brook Taube, et al., Index No. 650503/2019, and Richard Dicristino, et al. v. Brook Taube, et al., Index No. 650510/2019 (together with the Lax Action, the “New York Actions”). The defendants named in each complaint were Brook Taube, Seth Taube, Jeffrey Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, Mark Lerdal, Richard T. Allorto, Jr., MCC, MDLY, Sierra and Merger Sub. The complaints in each of the New York Actions allege that the individuals named as defendants breached their fiduciary duties in connection with the proposed merger of MCC with and into Sierra, and that the other defendants aided and abetted those alleged breaches of fiduciary duties. Compensatory damages in unspecified amounts are sought. On February 27, 2019, the Supreme Court of the State of New York entered a stipulated scheduling order requiring that defendants respond to the complaints 45 days following the later of (a) the stockholder vote on the proposed merger and (b) plaintiffs’ filing of a consolidated, amended complaint. A preliminary conference is scheduled to take place on November 19, 2019. The defendants believe the claims asserted in the New York Actions are without merit and they intend to defend these lawsuits vigorously. At this time, the defendants are unable to determine whether an unfavorable outcome from these matters is probable or remote or to estimate the amount or range of potential loss, if any.

Set forth below is a description of the Delaware Decision (as described below), which should be read in the context of the impact that the Delaware Decision and the Settlement (as describe below) may have on MCC with respect to any potential amendment to the MCC Merger Agreement and the MDLY Merger Agreement. On February 11, 2019, the MCC Stockholder Action was commenced in the Delaware Court of Chancery by FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. (collectively, “FrontFour”). The MCC Stockholder Action, as consolidated, is captioned In re Medley Capital Corporation Stockholder Litigation, C.A. 2019-0100-KSJM against Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, Sierra, MCC, MCC Advisors, Medley Group LLC, and Medley LLC. The complaint, as amended on February 12, 2019, alleged that MCC’s directors (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC Stockholders in connection with the MCC Merger, and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. The complaint sought to enjoin the vote of MCC Stockholders on the MCC Merger and enjoin enforcement of certain provisions of the MCC Merger Agreement. On March 11, 2019, following a two-day trial, the Delaware Court of Chancery issued a Memorandum Opinion (the “Decision”) denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by FrontFour in its complaint. The Delaware Court of Chancery held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger, but that FrontFour had failed to prove that Sierra had aided or abetted those breaches of fiduciary duties. The Delaware Court of Chancery ordered the defendants to issue corrective disclosures consistent with the Delaware Decision, and enjoined a vote of MCC Stockholders on the MCC Merger until such disclosures have been made and MCC Stockholders have had the opportunity to assimilate this information. On March 20, 2019, another purported stockholder class action was commenced by Stephen Altman against Brook Taube, Seth Taube, Jeff Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, Mark Lerdal, and John E. Mack in the Delaware Court of Chancery, captioned Altman v. Taube, Case No. 2019-0219 (the “Altman Action”). The complaint alleged that the defendants breached their fiduciary duties to MCC Stockholders in connection with the vote of MCC Stockholders on the proposed Mergers. On April 8, 2019, the Delaware Court of Chancery granted a stipulation consolidating the MCC Stockholder Action and the Altman Action, designating the amended complaint in the MCC Stockholder Action as the operative complaint, and designating the plaintiffs in the MCC Stockholder Action and their counsel the lead plaintiffs and lead plaintiffs’ counsel, respectively.

On April 15, 2019, certain parties in the MCC Stockholder Action reached agreement on the Term Sheet. On July 29, 2019, MCC entered into the Settlement, as amended on August 8, 2019, by and among MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC Advisors, Medley LLC, and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated MCC Stockholders, on the other hand, in connection with the Class Action.

The Settlement provides for the settlement of all claims brought against the Medley Parties in the MCC Stockholder Action. Under the Settlement, MCC agreed to seek the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement, and (ii) the MDLY Merger Agreement, which have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement annexed to the Settlement. The Settlement also provides for, if the MCC Merger is consummated, the creation of a settlement fund, consisting of $17 million in cash and $30 million of Sierra Common Stock, with the number of shares of Sierra Common Stock to be calculated using the pro forma NAV reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to eligible members of the Settlement Class (as defined in the Settlement). Under the Settlement, MDLY also consented to certain amendments to the MCC Merger Agreement and the MDLY Merger Agreement that have been reflected in the Amended MCC Merger Agreement and the Amended

MDLY Merger Agreement annexed to the Settlement. In addition, in connection with the Settlement, on July 29, 2019, MCC entered into a Governance Agreement with FrontFour Capital Group LLC, FrontFour Master Fund, Ltd., FrontFour Capital Corp., FrontFour Opportunity Fund, David A. Lorber, Stephen E. Loukas and Zachary R. George, pursuant to which, among other matters, FrontFour is subject to customary standstill restrictions and required to vote in favor of the revised MCC Merger at a meeting of stockholders to approve the Amended MCC Merger Agreement.

The Settlement also provides for mutual releases between and among FrontFour and the Settlement Class, on the one hand, and the Medley Parties and their successors and assigns, on the other hand, of all claims that were or could have been asserted in the MCC Stockholder Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the MCC Stockholder Action and all claims that were or could have been asserted (other than claims against the Highland Parties, as defined in the Settlement) in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.) (the “Federal Action”), and FrontFour and the Settlement Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

The Settlement further provides that MCC and FrontFour shall work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement consistent with the Delaware Decision.

The Settlement is subject to the approval of the Delaware Court of Chancery. On September 26, 2019, FrontFour filed a motion seeking an order approving the Settlement, and also moved for the Delaware Court of Chancery to award the plaintiff attorney fees in the amount of $22 million and expenses in the amount of $420,334.97 (the “Fee Application”). The Delaware Court of Chancery held a hearing to consider the Settlement and the Fee Application on October 24, 2019. The parties submitted supplemental briefing with respect to the Settlement on October 31, 2019. To date, the Court has not issued a decision with respect to approval of the Settlement or the plaintiff attorney fees and expenses.

On March 1, 2019, Marilyn Adler, a former employee who served as a Managing Director of Medley Capital LLC, filed suit in the New York Supreme Court, Commercial Part, against Medley Capital LLC, MCC Advisors, Medley SBIC GP, LLC, MCC, MDLY, as well as Brook Taube, and Seth Taube, individually. The action is captioned Marilyn S. Adler v. Medley Capital LLC et al. (Supreme Court of New York, March 2019). Ms. Adler alleges that she is due in excess of $6.5 million in compensation based upon her role with the SBIC Subsidiary. Her claims are for breach of contract, unjust enrichment, conversion, tortious interference, as well as a claim for an accounting of funds maintained by the defendants. MCC believes the claims are without merit, intends to vigorously defend them, and has asserted counterclaims against Ms. Adler for breach of contract and breach of fiduciary duties. In response to MCC’s motion to dismiss the breach of contract claim, Ms. Adler has conceded there was no written contract. The parties are in the initial stages of discovery.

While management currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on MDLY’s consolidated financial position or overall trends in consolidated results of operations, litigation is subject to inherent uncertainties. MDLY reviews relevant information with respect to litigation and regulatory matters on a quarterly and annual basis. MDLY establishes liabilities for litigation and regulatory actions when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no liability is established.

Competition

The investment management industry is intensely competitive, and MDLY expects it to remain so. MDLY faces competition both in the pursuit of outside investors for its funds and in acquiring investments in attractive investee companies and making other investments. MDLY competes for outside investors based on a variety of factors, including:

•         investment performance;

•         investor perception of investment managers’ drive, focus and alignment of interest;

•         quality of service provided to and duration of relationship with investors;

•        business reputation; and

•        the level of fees and expenses charged for services.

MDLY faces competition in its lending and other investment activities primarily from other credit-focused funds, specialized funds, BDCs, real estate funds, hedge fund sponsors, other financial institutions and other parties. Many of these competitors in some of its business are substantially larger and have considerably greater financial, technical and marketing resources than are available to MDLY. Many of these competitors have similar investment objectives to MDLY, which may create additional competition for investment opportunities. Some of these competitors may also have a lower cost of capital and access to funding sources that are not available to MDLY, which may create competitive disadvantages for MDLY with respect to investment opportunities. In addition, some of these competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than MDLY for investments that it wants to make. Lastly, institutional and individual investors are allocating increasing amounts of capital to alternative investment strategies. Several large institutional investors have announced a desire to consolidate their investments in a more limited number of managers. MDLY expects that this will cause competition in its industry to intensify and could lead to a reduction in the size and duration of pricing inefficiencies.

Competition is also intense for the attraction and retention of qualified employees. MDLY’s ability to continue to compete effectively in its business will depend upon its ability to attract new employees and retain and motivate its existing employees.

For additional information concerning the competitive risks that MDLY faces, see “Risk Factors — Risks Relating to MDLY — Risks Related to MDLY’s Business and Industry — The investment management business is competitive.”

Employees

As of June 30, 2019, MDLY employed 68 individuals, including 35 investment, origination and credit management professionals, located in MDLY’s New York office.

Corporate Information

MDLY was incorporated as a Delaware corporation on June 13, 2014, and its sole asset is a controlling equity interest in Medley LLC. Pursuant to the Reorganization consummated in connection with MDLY’s IPO, MDLY became a holding corporation and the sole managing member of Medley LLC, operating and controlling all of the business and affairs of Medley LLC and, through Medley LLC and its subsidiaries, conducts its business. MDLY’s principal executive office is located at 280 Park Avenue, 6th Floor East, New York, New York 10017. MDLY’s telephone number is (212) 759-0777.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF MDLY

The information contained in this section should be read in conjunction with the “Selected Financial and Other Data of MDLY,” the “Unaudited Selected Pro Forma Consolidated Financial Data,” the “Unaudited Pro Forma Condensed Consolidated Financial Statements” and MDLY’s, Sierra’s, and MCC’s financial statements and notes thereto appearing elsewhere in this Amended Joint Proxy Statement/Prospectus.

See “Special Factors” and the “Description of the Amended MCC Merger Agreement,” “Description of the Amended MDLY Merger Agreement,” and “Risk Factors” for a description of the principal risks relating to the Mergers, the Combined Company following the completion of the Mergers, Sierra, MCC, and MDLY, or, if applicable, the Sierra/MDLY Company following completion of only the MDLY Merger.

Overview

MDLY is an alternative asset management firm offering yield solutions to retail and institutional investors. MDLY focuses on credit-related investment strategies, primarily originating senior secured loans to private middle market companies in the U.S. that have revenues between $50 million and $1 billion. MDLY generally holds these loans to maturity. MDLY’s national direct origination franchise provides capital to the middle market in the U.S. Over the past 17 years, MDLY has provided capital to over 400 companies across 35 industries in North America.

MDLY manages three permanent capital vehicles, two of which are BDCs and one interval fund, as well as long-dated private funds and SMAs, focusing on senior secured credit.

•        Permanent capital vehicles: MCC, Sierra and STRF, have a total AUM of $1.7 billion as of June 30, 2019.

•        Long-dated private funds and SMAs: MOF II, MOF III, MOF III Offshore, MCOF, Aspect, Aspect B, MCC JV, Sierra JV and SMAs, have a total AUM of $2.7 billion as of June 30, 2019.

As of June 30, 2019, MDLY had $4.4 billion of AUM, $1.7 billion in permanent capital vehicles and $2.7 billion in long-dated private funds and SMAs. MDLY’s AUM as of June 30, 2019 declined by 12% year-over-year which was driven primarily by: (i) the termination of MCC’s revolver commitment with ING, (ii) MCC’s repayment of debt, (iii) distributions and (iv) changes in fund values. MDLY’s compounded annual AUM growth rate from December 31, 2010 through June 30, 2019 was 19% and its compounded annual Fee Earning AUM growth rate was 12%, both of which have been driven in large part by the growth in its permanent capital vehicles. As of June 30, 2019, MDLY had $2.5 billion of Fee Earning AUM which consisted of $1.5 billion in permanent capital vehicles and $0.9 billion in long-dated private funds and SMAs. Typically the investment periods of MDLY’s institutional commitments range from 18 to 24 months, and MDLY expects its Fee Earning AUM to increase as capital commitments included in AUM are invested.

In general, MDLY’s institutional investors do not have the right to withdraw capital commitments and, to date, it has not experienced any withdrawals of capital commitments.

For a description of the risk factor associated with capital commitments, see “Risk Factors — Risks Relating to MDLY — Third-party investors in our private funds may not satisfy their contractual obligation to fund capital calls when requested, which could adversely affect a fund’s operations and performance”.

Direct origination, careful structuring and active monitoring of the loan portfolios MDLY manages are important success factors in its business, which can be adversely affected by difficult market and political conditions. Since MDLY’s inception in 2006, it has adhered to a disciplined investment process that employs these principles with the goal of delivering strong risk-adjusted investment returns while protecting investor capital. MDLY believes that its ability to directly originate, structure and lead deals enables it to achieve these goals. In addition, the loans MDLY manages generally have a contractual maturity of between three and seven years and are typically floating rate, which it believes positions MDLY’s business well for rising interest rates.

The significant majority of MDLY’s revenue is derived from management fees, which includes base management fees earned on all of its investment products as well as Part I incentive fees earned from its permanent capital vehicles and certain of its long-dated private funds. MDLY’s base management fees are generally calculated based upon fee earning assets and paid quarterly in cash. MDLY’s Part I incentive fees are typically calculated based upon net investment income, subject to a hurdle rate, and are also paid quarterly in cash.

MDLY also may earn carried interest from its long-dated funds and contractual performance fees from its SMAs. Typically, these fees are 15.0% to 20.0% of the total return above a hurdle rate. Carried interest represent fees that are a capital allocation to the general partner or investment manager, are accrued quarterly and paid after the return of all invested capital and an amount sufficient to achieve the hurdle rate of return.

MDLY also may receive incentive fees related to realized capital gains in its permanent capital vehicles and certain of its long-dated private funds that it refers to as Part II incentive fees. Part II incentive fees are payable annually and are calculated at the end of each applicable year by subtracting the sum of cumulative realized capital losses and unrealized capital depreciation from cumulative aggregate realized capital gains. If the amount calculated is positive, then the Part II incentive fee for such year is equal to 20% of such amount, less the aggregate amount of Part II incentive fees paid in all prior years. If such amount is negative, then no Part II incentive fee will be payable for such year. As MDLY’s investment strategy is focused on generating yield from senior secured credit, historically it has not generated Part II incentive fees.

For the three and six months ended June 30, 2019, 83% and 82%, respectively, of MDLY’s revenues were generated from management fees and carried interest derived primarily from net interest income on senior secured loans.

MDLY’s primary expenses are compensation to its employees and general, administrative and other expenses. Compensation includes salaries, discretionary bonuses, stock-based compensation, performance based compensation and benefits paid and payable to its employees. General and administrative expenses include costs primarily related to professional services, office rent and related expenses, depreciation and amortization, travel and related expenses, information technology, communication and information services, placement fees and third-party marketing expenses and other general operating items.

Reorganization and Initial Public Offering

MDLY was incorporated on June 13, 2014 and commenced operations on September 29, 2014 upon the completion of its IPO of MDLY Class A Common Stock. It raised $100.4 million, net of underwriting discounts, through the issuance of 6,000,000 shares of MDLY Class A Common Stock at a public offering price of $18.00 per share. The offering proceeds were used to purchase 6,000,000 newly issued Medley LLC Units. Prior to the IPO, MDLY had not engaged in any business or other activities except in connection with its formation and IPO.

In connection with the IPO, MDLY issued 100 shares of MDLY Class B Common Stock to Medley Group LLC, an entity wholly owned by the pre-IPO members of Medley LLC. For so long as the pre-IPO members and then-current Medley personnel hold at least 10% of the aggregate number of shares of MDLY Class A Common Stock and Medley LLC Units (excluding those Medley LLC Units held by MDLY) then outstanding, the MDLY Class B Common Stock entitles Medley Group LLC to a number of votes that is equal to 10 times the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to 10 times the number of membership Medley LLC Units held by such holder.

In connection with the IPO, Medley LLC amended and restated its limited liability agreement to modify its capital structure by reclassifying the 23,333,333 interests held by the pre-IPO members into a single new class of units. The pre-IPO members also entered into an exchange agreement under which they (or certain permitted transferees thereof) have the right, subject to the terms of the exchange agreement, to exchange their Medley LLC Units for shares of MDLY Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In addition, pursuant to the amended and restated limited liability agreement, MDLY became the sole managing member of Medley LLC.

MDLY’s Structure

MDLY is a holding company and its sole material asset is a controlling equity interest in Medley LLC. MDLY operates and controls all of the business and affairs and consolidates the financial results of Medley LLC and its subsidiaries. MDLY and its pre-IPO owners have also entered into an exchange agreement under which they (or certain permitted transferees) have the right (subject to the terms of the exchange agreement), to exchange their Medley LLC Units for shares of MDLY Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Medley Group LLC, an entity wholly-owned by MDLY’s pre-IPO owners, holds all 100 issued and outstanding shares of MDLY Class B Common Stock. For so long as MDLY’s pre-IPO owners and then-current Medley personnel hold at least 10% of the aggregate number of shares of MDLY Class A Common Stock and Medley LLC Units (excluding those Medley LLC Units held by MDLY), which MDLY refers to as the Substantial Ownership Requirement, the MDLY Class B Common Stock entitles Medley Group LLC, without regard to the number of shares of MDLY Class B Common Stock held by it, to a number of votes that is equal to 10 times the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to 10 times the number of Medley LLC Units held by such holder. For purposes of calculating the Substantial Ownership Requirement, shares of MDLY Class A Common Stock deliverable to MDLY’s pre-IPO owners and then-current Medley personnel pursuant to outstanding equity awards will be deemed then outstanding and shares of MDLY Class A Common Stock and Medley LLC Units held by any estate, trust, partnership or limited liability company or other similar entity of which any pre-IPO owner or then-current Medley personnel, or any immediate family member thereof, is a trustee, partner, member or similar party will be considered held by such pre-IPO owner or other then-current Medley personnel. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the MDLY Class B Common Stock will entitle Medley Group LLC, without regard to the number of shares of MDLY Class B Common Stock held by it, to a number of votes that is equal to the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to the number of Medley LLC Units held by such holder. At the completion of MDLY’s IPO, its pre-IPO owners were comprised of all of the non-managing members of Medley LLC. However, Medley LLC may in the future admit additional non-managing members that would not constitute pre-IPO owners. If at any time the ratio at which Medley LLC Units are exchangeable for shares of MDLY Class A Common Stock changes from one-for-one as set forth in the Exchange Agreement, the number of votes to which MDLY Class B Common Stockholders are entitled will be adjusted accordingly. Holders of shares of MDLY Class B Common Stock will vote together with holders of MDLY Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Other than MDLY, holders of Medley LLC Units, including MDLY’s pre-IPO owners, are, subject to limited exceptions, prohibited from transferring any Medley LLC Units held by them upon consummation of MDLY’s IPO, or any shares of MDLY Class A Common Stock received upon exchange of such Medley LLC Units, until the third anniversary of MDLY’s IPO without MDLY’s consent. Thereafter and prior to the fourth and fifth anniversaries of MDLY’s IPO, such holders may not transfer more than 33 1/3% and 66 2/3%, respectively, of the number of Medley LLC Units held by them upon consummation of MDLY’s IPO, together with the number of any shares of MDLY Class A Common Stock received by them upon exchange therefor, without MDLY’s consent. While this agreement could be amended or waived by MDLY, MDLY’s pre-IPO owners have advised MDLY that they do not intend to seek any waivers of these restrictions.

The diagram below depicts MDLY’s organizational structure (excluding those operating subsidiaries with no material operations or assets) as of August 5, 2019:

____________

(1)      The MDLY Class B Common Stock provides Medley Group LLC with a number of votes that is equal to 10 times the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the MDLY Class B Common Stock will provide Medley Group LLC with a number of votes that is equal to the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock.

(2)      If MDLY’s pre-IPO owners exchanged all of their vested and unvested Medley LLC Units for shares of MDLY Class A Common Stock, they would hold 81.8% of the outstanding shares of MDLY Class A Common Stock, entitling them to an equivalent percentage of economic interests and voting power in MDLY, Medley Group LLC would hold no voting power or economic interests in MDLY and MDLY would hold 100% of outstanding Medley LLC Units and 100% of the voting power in Medley LLC.

(3)      Medley LLC holds 96.5% of the Class B economic interests in Medley (Aspect) Management LLC.

(4)      Medley LLC holds 100% of the outstanding Common Interest, and DB MED Investor I LLC holds 100% of the outstanding Preferred Interest in each of Medley Seed Funding I LLC and Medley Seed Funding II LLC.

(5)      Medley Seed Funding III LLC holds 100% of the senior preferred interest, Strategic Capital Advisory Services, LLC holds 100% of the junior preferred interest, and Medley LLC holds 100% of the common interest in STRF Advisors LLC.

(6)      Medley LLC holds 95.5% of the Class B economic interests in MCOF Management LLC.

(7)      Medley LLC holds 100% of the outstanding Common Interest, and DB MED Investor II LLC holds 100% of the outstanding Preferred Interest in Medley Seed Funding III LLC.

(8)      Medley GP Holdings LLC holds 95.5% of the Class B economic interests in MCOF GP LLC.

(9)      Certain employees, former employees and former members of Medley LLC hold approximately 40.3% of the limited liability company interests in MOF II GP LLC, the entity that serves as general partner of MOF II, entitling the holders to share the carried interest earned from MOF II.

(10)    Medley GP Holdings LLC holds 96.5% of the Class B economic interests in Medley (Aspect) GP LLC.

(11)    Certain employees of Medley LLC hold approximately 70.1% of the limited liability company interests in Medley Caddo Investors LLC, entitling the holders to share the carried earned from Caddo Investors Holdings I LLC.

(12)    Certain employees of Medley LLC hold approximately 69.9% of the limited liability company interests in Medley Real D Investors LLC, entitling the holders to share the carried earned from Medley Real D (Annuity) LLC.

(13)    Certain employees of Medley LLC hold approximately 70.2% of the limited liability company interests in Medley Avantor Investors LLC, entitling the holders to share the carried earned from Medley Tactical Opportunities LLC.

(14)    Certain employees of Medley LLC hold approximately 70.1% of the limited liability company interests in Medley Cloverleaf Investors LLC, entitling the holders to share the carried earned from Medley Chiller Holdings LLC.

Amended and Restated Agreement and Plan of Merger

On August 9, 2018, MDLY entered into the MDLY Merger Agreement with Sierra, pursuant to which MDLY would have, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merged with and into Merger Sub. In the MDLY Merger, Medley LLC Unitholders would have converted their Medley LLC Units into shares of MDLY Class A Common Stock and, each share of MDLY Class A Common Stock, issued and outstanding immediately prior to the MDLY Merger Effective Time, other than Dissenting Shares and shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly owned subsidiaries, would have been converted into the right to receive (i) 0.3836 shares of Sierra Common Stock, plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY Stockholders would have had the right to receive certain dividends and/or other payments. Each share of MDLY Class B Common Stock issued and outstanding immediately prior to the effective date of the merger would have been canceled without consideration therefor.

Simultaneously, pursuant to the MCC Merger Agreement, MCC would have, on the terms and subject to the conditions set forth in the MCC Merger Agreement merged with and into Sierra, with Sierra as the surviving entity in the MCC Merger. In the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time, other than the shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries, would have been converted into the right to receive 0.8050 shares of Sierra Common Stock.

On February 11, 2019, a putative stockholder Class Action related to the MCC Merger was commenced in the Delaware Court of Chancery by FrontFour Capital Group LLC and FrontFour Master Fund, Ltd (collectively, FrontFour). The action, as consolidated, is captioned In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM. The complaint alleged that MCC’s directors (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC Stockholders in connection with the MCC Merger, and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Delaware Court of Chancery issued the Delaware Decision denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a shopping process for MCC on terms proposed by FrontFour in its complaint. The Delaware Court of Chancery held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger, but rejected FrontFour’s claim that Sierra aided and abetted those breaches of fiduciary duties. The Delaware Court of Chancery ordered defendants to issue corrective disclosures consistent with the Delaware Decision, and enjoined a vote of MCC Stockholders on the MCC Merger until such disclosures have been made and MCC Stockholders have had the opportunity to assimilate this information.

On April 15, 2019, certain parties in the MCC Stockholder Action reached agreement on the principal terms of a settlement, which were contained in a term sheet, dated April 15, 2019, among the Medley Parties, on the one hand, and FrontFour, on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand.

In connection with the Term Sheet and in exchange and consideration for the release of MDLY by the FrontFour and the Settlement Class, MDLY entered into an acknowledgment and agreement (the “Acknowledgment”) pursuant to which Medley agreed to certain actions and undertakings that are described in greater detail in the Term Sheet including, among other matters: (i) agreeing to participate and cooperate in the discussions and efforts to amend certain provisions of the MCC Merger Agreement and the MDLY Merger Agreement, (ii) agreeing to consent to amendments to the MCC Merger Agreement relating to the creation of go shop process to solicit superior transactions to the MCC Merger, if and when presented to MDLY by Sierra and MCC and (iii) agreeing to amendments to the MDLY Merger Agreement, and, if and when presented to MDLY by Sierra and MCC, agreeing to consent to amendments to the MCC Merger Agreement, to extend the MCC Merger Outside Date and the MDLY Merger Outside Date to October 31, 2019 and to modify the merger consideration payment mechanics contained therein to provide for the creation of a settlement fund, consisting of $17 million in cash and $30 million of Sierra Common Stock, which amount defendants in the MCC Stockholder Action (other than MDLY) will cause to be contributed to the fund, and distributed the Eligible Class Members, after certain deductions, following the MCC Merger Closing and in accordance with the terms of the Settlement.

Pursuant to, and in accordance with the terms and conditions of, the Acknowledgment, MDLY has also undertaken to work in good faith to agree to supplemental disclosures relating to the Mergers consistent with the Delaware Decision in connection with the MCC Stockholder Action, as well as to use reasonable efforts to obtain exemptive relief from the SEC to allow for the consummation of the Mergers.

Transaction expenses related to the pending merger are included in general, administrative and other expenses and primarily consist of professional fees. Such expenses amounted to $1.1 million and $0.9 million for the three months ended June 30, 2019 and 2018, respectively and $1.4 million and $1.8 million for the six months ended June 30, 2019 and 2018, respectively.

Trends Affecting MDLY’s Business

MDLY’s results of operations, including the fair value of MDLY’s AUM, are affected by a variety of factors, including conditions in the global financial markets as well as economic and political environments, particularly in the U.S.

During the three and six months ended June 30, 2019, the domestic economy slowed slightly compared to the comparative periods in the previous year and key financial market indicators remained relatively flat while LIBOR rates decreased. Across the lending spectrum, year over year loan issuances decreased slightly driven primarily by slowed merger and acquisition activity offset in part by increased refinancing activity. MDLY’s platform provides it the ability to lend across the capital structure and at varying interest rates providing MDLY’s firm access to a larger borrower subset over time.

In addition to these macroeconomic trends and market factors, MDLY’s future performance is dependent on its ability to attract new capital. MDLY believes the following factors will influence MDLY’s future performance:

•        The extent to which investors favor directly originated private credit investments. MDLY’s ability to attract additional capital is dependent on investors’ views of directly originated private credit investments relative to traditional assets. MDLY believes fundraising efforts will continue to be impacted by certain fundamental asset management trends that include: (i) the increasing importance of directly originated private credit investment strategies for institutional investors; (ii) increasing demand for directly originated private credit investments from retail investors; (iii) recognition by the consultant channel, which serves endowment and pension fund investors, that directly originated private credit is an important component of asset allocation; (iv) increasing demand from insurance companies seeking alternatives to investing in the liquid credit markets; and (v) de-leveraging of the global banking system, bank consolidation and increased bank regulatory requirements.

•        MDLY’s ability to generate strong, stable returns and retain investor capital throughout market cycles. The capital MDLY is able to attract and retain drives the growth of MDLY’s AUM, fee earning AUM and management fees. MDLY believes it is well positioned to invest through market cycles given MDLY’s AUM is in either permanent capital vehicles or long-dated private funds and SMAs.

•        MDLY’s ability to source investments with attractive risk-adjusted returns. MDLY’s ability to grow its revenue is dependent on MDLY’s continued ability to source attractive investments and deploy the capital that MDLY has raised. MDLY believes that the current economic environment provides attractive investment opportunities. MDLY’s ability to identify attractive investments and execute on those investments is dependent on a number of factors, including the general macroeconomic environment, valuation, size and the liquidity of these investment opportunities. A significant decrease in the quality or quantity of investment opportunities in the directly originated private credit market, a substantial increase in corporate default rates, an increase in competition from new entrants providing capital to the private debt market and a decrease in recovery rates of directly originated private credit could adversely affect MDLY’s ability to source investments with attractive risk-adjusted returns.

•        The attractiveness of MDLY’s product offering to investors. MDLY believes defined contribution plans, retail investors, public institutional investors, pension funds, endowments, sovereign wealth funds and insurance companies are increasing exposure to directly originated private credit investment products to seek differentiated returns and current yield. MDLY’s permanent capital vehicles and long-dated private funds and SMAs benefit from this demand by offering institutional and retail investors the ability to invest in MDLY’s private credit investment strategy. MDLY believes that the breadth, diversity and number of investment vehicles MDLY offers allow it to maximize MDLY’s reach with investors.

•        The strength of MDLY’s investment process, operating platform and client servicing capabilities. Following the most recent financial crisis, investors in alternative investments, including those managed by MDLY, have heightened their focus on matters such as manager due diligence, reporting transparency and compliance infrastructure. Since inception, MDLY has invested heavily in its investment monitoring systems, compliance and enterprise risk management systems to proactively address investor expectations and the evolving regulatory landscape. MDLY believes these investments in operating infrastructure will continue to support MDLY’s growth in AUM.

Components of MDLY’s Results of Operations

Revenues

Management Fees.    Management fees include both base management fees as well as Part I incentive fees.

•        Base Management Fees.    Base management fees are generally based on a defined percentage of (i) average or total gross assets, including assets acquired with leverage, (ii) total commitments, (iii) net invested capital, (iv) NAV or (v) lower of cost or market value of a fund’s portfolio investments. These fees are calculated quarterly and are paid in cash in advance or in arrears. Base management fees are recognized as revenue in the period advisory services are rendered, subject to MDLY’s assessment of collectability.

In addition, MDLY also receives non asset-based management fees that may include special fees such as origination fees, transaction fees and similar fees paid to MDLY in connection with portfolio investments of MDLY’s funds. These fees are specific to particular transactions and the contractual terms of the portfolio investments, and are recognized when earned.

•        Part I Incentive Fees.    MDLY also includes Part I incentive fees that MDLY receives from MDLY’s permanent capital vehicles and certain of MDLY’s long-dated private funds in management fees. Part I incentive fees are paid quarterly, in cash, and are driven primarily by net interest income on senior secured loans. As it relates to MCC, these fees are subject to netting against realized and unrealized losses. MDLY is primarily an asset manager of yield-oriented products and MDLY’s incentive fees are primarily derived from spread income rather than trading or capital gains. In addition, MDLY also carefully manages interest rate risk. MDLY is generally positioned to benefit from a raising rate environment, which should benefit fees paid to MDLY from MDLY’s vehicles and funds.

•        Part II Incentive Fees.    For MDLY’s permanent capital vehicles and certain of its long-dated private funds, Part II incentive fees generally represent 20.0% of each fund’s cumulative realized capital gains (net of realized capital losses and unrealized capital depreciation). MDLY has not received these fees historically, and do not expect such fees to be material in the future given MDLY’s focus on senior secured lending.

Performance Fees. Performance fees are contractual fees which do not represent a capital allocation to the general partner or investment manager that are earned based on the performance of certain funds, typically MDLY’s separately managed accounts. Performance fees are earned based upon fund performance during the period, subject to the achievement of minimum return levels in accordance with the respective terms set out in each fund’s investment management agreement. MDLY recognizes these contractual based performance fees as revenue when it is probable that a significant reversal of such fees will not occur in the future.

The timing and amount of performance fees generated by MDLY’s funds is uncertain. If MDLY were to have a realization event in a particular quarter or year, it may have a significant impact on MDLY’s results for that particular quarter or year that may not be replicated in subsequent periods. Refer to “Risk Factors — Risks Relating to MDLY —Risks Related to MDLY’s Business and Industry”.

Other Revenues and Fees.    MDLY provides administrative services to certain of MDLY’s vehicles that are reported as other revenues and fees. Such fees are recognized as revenue in the period that administrative services are rendered. These fees are generally based on expense reimbursements for the portion of overhead and other expenses incurred by certain professionals directly attributable to each respective fund. MDLY also acts as the administrative agent on certain deals for which it may earn loan administration fees and transaction fees. MDLY may also earn consulting fees for providing non-advisory services related to its managed funds. Additionally, this line item includes reimbursable origination and deal expenses as well as reimbursable entity formation and organizational expenses.

Carried Interest.    Carried interest are performance based fees that represent a capital allocation of income to the general partner or investment manager. Carried interest are allocated to MDLY based on cumulative fund performance to date, subject to the achievement of minimum return levels in accordance with the respective terms set out in each fund’s governing documents and are accounted for under the equity method of accounting. Accordingly, these performance fees are reflected as carried interest within investment income on MDLY’s consolidated statements of operations and balances due for such fees are included as a part of equity method investments within Investments, at fair value on MDLY’s consolidated balance sheets.

MDLY records carried interest based upon an assumed liquidation of that fund’s net assets as of the reporting date, regardless of whether such amounts have been realized. For any given period, carried interest on MDLY’s consolidated statements of operations may include reversals of previously recognized carried interest due to a decrease in the value of a particular fund that results in a decrease of cumulative fees earned to date. Since fund return hurdles are cumulative, previously recognized carried interest also may be reversed in a period of appreciation that is lower than the particular fund’s hurdle rate.

Carried interest received in prior periods may be required to be returned by MDLY in future periods if the funds’ investment performance declines below certain levels. Each fund is considered separately in this regard and, for a given fund, carried interest can never be negative over the life of a fund. If upon a hypothetical liquidation of a fund’s investments, at their then current fair values, previously recognized and distributed carried interest would be required to be returned, a liability is established for the potential clawback obligation. Through June 30, 2019, MDLY has not received any carried interest distributions, except for tax distributions related to MDLY’s allocation of net income, which included an allocation of carried interest. Pursuant to the organizational documents of each respective fund, a portion of these tax distributions may be subject to clawback. As of June 30, 2019 and December 31, 2018, MDLY has accrued $7.2 million for clawback obligations that would need to be paid if the funds were liquidated at fair value as of the end of the reporting period. MDLY’s actual obligation, however, would not become payable or realized until the end of a fund’s life.

Other Investment income.    Other investment income is comprised of unrealized appreciation (depreciation) resulting from changes in fair value of MDLY’s equity method investments in addition to the income/expense allocations from such investments.

In certain cases, the entities that receive management and incentive fees from MDLY’s funds are owned by Medley LLC together with other persons. See “Critical Accounting Policies” and Note 2, “Summary of Significant Accounting Policies,” to MDLY’s unaudited condensed consolidated financial statements included in this Amended Joint Proxy Statement/Prospectus for additional information regarding the manner in which management fees, performance fees, carried interest, investment income and other fees are recognized.

Expenses

Compensation and Benefits. Compensation and benefits consists primarily of salaries, discretionary bonuses and benefits paid and payable to MDLY’s employees, performance fee compensation and stock-based compensation associated with the grants of equity-based awards to MDLY’s employees. Compensation expense relating to equity based awards are measured at fair value as of the grant date, reduced for actual forfeitures when they occur, and expensed over the vesting period on a straight-line basis. Bonuses are accrued over the service period to which they relate.

Guaranteed payments made to MDLY’s senior professionals who are members of Medley LLC are recognized as compensation expense. The guaranteed payments to MDLY’s Co-Chief Executive Officers are performance based and periodically set subject to maximums based on MDLY’s total assets under management. For each of the Co-Chief Executive Officers such maximums aggregated to $0.6 million for each of the three months ending June 30, 2019 and 2018 and $1.3 million for each of the six months ending June 30, 2019 and 2018. During the three and six months ending June 30, 2019 and 2018, neither of MDLY’s Co-Chief Executive Officers received any guaranteed payments.

General, Administrative and Other Expenses.    General and administrative expenses include costs primarily related to professional services, office rent, depreciation and amortization, general insurance, recruiting, travel and related expenses, information technology, communication and information services and other general operating items.

Other Income (Expense)

Dividend Income.    Dividend income consists of dividends associated with MDLY’s investments in Sierra and MCC. Dividends are recognized on an accrual basis to the extent that such amounts are declared and expected to be collected.

Interest Expense.    Interest expense consists primarily of interest expense relating to debt incurred by MDLY.

Other Expenses, Net.    Other expenses, net consists primarily of expenses associated with MDLY’s revenue share payable and unrealized gains (losses) from its investment in MCC.

Provision for (Benefit from) Income Taxes.    MDLY is subject to U.S. federal, state and local corporate income taxes on its allocable portion of taxable income from Medley LLC at prevailing corporate tax rates. Medley LLC and its subsidiaries are not subject to U.S. federal, state and local corporate income taxes since all of its income or losses are passed through to its members. However, Medley LLC and its subsidiaries are subject to New York City’s unincorporated business tax on its taxable income allocated to New York City. MDLY’s effective income tax rate is dependent on many factors, including the impact of nondeductible items, the need for or changes in the valuation allowance on deferred tax assets, and a rate benefit attributable to the fact that a portion of MDLY’s earnings are not subject to corporate level taxes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent it is more likely than not that the deferred tax assets will not be recognized, a valuation allowance is provided to offset their benefit.

MDLY recognizes the benefit of an income tax position only if it is more likely than not that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit is recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% percent likelihood of being realized upon ultimate settlement. Interest expense and penalties related to income tax matters are recognized as a component of the provision for income taxes.

Net Income (Loss) Attributable to Redeemable Non-Controlling Interests and Non-Controlling Interests in Consolidated Subsidiaries.    Net income (loss) attributable to redeemable non-controlling interests and non-controlling interests in consolidated subsidiaries represents the ownership interests that third parties hold in certain consolidated subsidiaries.

Net Income (Loss) Attributable to Non-Controlling Interests in Medley LLC.    Net income (loss) attributable to non-controlling interests in Medley LLC represents the ownership interests that non-managing members’ hold in Medley LLC.

MDLY’s private funds are closed-end funds, and accordingly do not permit investors to redeem their interests other than in limited circumstances that are beyond MDLY’s control, such as instances in which retaining the limited partnership interest could cause the limited partner to violate a law, regulation or rule. In addition, SMAs for a single investor may allow such investor to terminate the investment management agreement at the discretion of the investor pursuant to the terms of the applicable documents. MDLY manages assets for MCC and Sierra, both of which are BDCs. The capital managed by MCC and Sierra is permanently committed to these funds and cannot be redeemed by investors.

Managing Business Performance

Non-GAAP Financial Information

In addition to analyzing MDLY’s results on a GAAP basis, management also makes operating decisions and assesses business performance based on the financial and operating metrics and data that are presented without the consolidation of any fund(s). Core Net Income, Core EBITDA, Core Net Income Per Share and Core Net Income Margin are non-GAAP financial measures that are used by management to assess the performance of MDLY’s business. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable U.S. GAAP financial measure and these measures supplement and should be considered in addition to and not in lieu of the results of operations discussed further under “Results of Operations,’’ which are prepared in accordance with U.S. GAAP. Furthermore, such measures may be inconsistent with measures presented by other companies. For a reconciliation of these measures to the most comparable measure in accordance with U.S. GAAP, see “Reconciliation of Certain Non-GAAP Performance Measures to Consolidated U.S. GAAP Financial Measures.’’

Core Net Income.    Core Net Income is an income measure that is used by management to assess the performance of MDLY’s business through the removal of non-core items, as well as non-recurring expenses associated with MDLY’s IPO. It is calculated by adjusting net income (loss) attributable to MDLY and net income (loss) attributable to non-controlling interests in Medley LLC to exclude reimbursable expenses associated with the launch of funds, amortization of stock-based compensation expense associated with grants of restricted stock units at the time of MDLY’s IPO, expenses associated with strategic initiatives and other non-core items and the income tax impact of these adjustments.

Core Earnings Before Interest, Income Taxes, Depreciation and Amortization (Core EBITDA).    Core EBITDA is an income measure also used by management to assess the performance of MDLY’s business. Core EBITDA is calculated as Core Net Income before interest expense, income taxes, depreciation and amortization.

Pro-Forma Weighted Average Shares Outstanding.    The calculation of Pro-Forma Weighted Average Shares Outstanding assumes the conversion by the pre-IPO holders of up to 26,316,642 vested and unvested Medley LLC Units for 26,316,642 shares of MDLY Class A Common Stock at the beginning of each period presented.

Core Net Income Per Share.    Core Net Income Per Share is Core Net Income adjusted for corporate income taxes assuming that all of MDLY’s pre-tax earnings are subject to federal, state and local corporate income taxes, divided by Pro-Forma Weighted Average Shares Outstanding (as defined above). In determining corporate income taxes MDLY used an annual effective corporate tax rate of 33.0% for 2019 and 2018. Please refer to the calculation of Core Net Income Per Share in “Reconciliation of Certain Non-GAAP Performance Measures to Consolidated U.S. GAAP Financial Measures.”

Core Net Income Margin.    Core Net Income Margin equals Core Net Income Per Share divided by total revenue per share.

Key Performance Indicators

When MDLY reviews its performance, it focuses on the indicators described below:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
	(dollars in thousands, except AUM, and per share amounts)
Consolidated Financial Data:
Net (loss) income attributable to Medley Management Inc. and non-controlling interests in Medley LLC	$(1,104)	$5	$(1,537)	$(5,122)
Net loss per Class A common stock	$(0.03)	$(0.08)	$(0.04)	$(0.34)
Net Income Margin(1)	(8.6)%	—%	(5.8)%	(17.3)%
Weighted average shares – Basic and Diluted	5,847,883	5,543,802	5,801,531	5,513,719

Non-GAAP Data:
Core Net Income	$660	$2,018	$1,365	$3,275
Core EBITDA	$3,827	$5,351	$7,707	$10,359
Core Net Income Per Share	$0.02	$0.05	$0.03	$0.10
Core Net Income Margin	4.1%	10.7%	4.0%	10.2%
Pro-Forma Weighted Average Shares Outstanding	33,365,615	31,790,112	32,745,161	31,215,945

Other Data (at period end, in millions):
AUM	$4,422	$5,036	$4,422	$5,036
Fee Earning AUM	$2,472	$2,960	$2,472	$2,960

____________

(1)      Net Income Margin equals Net income (loss) attributable to MDLY and non-controlling interests in Medley LLC divided by total revenue.

AUM

AUM refers to the assets of MDLY’s funds. MDLY views AUM as a metric to measure its investment and fundraising performance as it reflects assets generally at fair value plus available uncalled capital. For MDLY’s funds, its AUM equals the sum of the following:

•        Gross asset values or NAV of such funds;

•        the drawn and undrawn debt (at the fund-level, including amounts subject to restrictions); and

•        uncalled committed capital (including commitments to funds that have yet to commence their investment periods).

The table below provides the roll forward of AUM for the three months ending June 30, 2019.

				% of AUM
	Permanent Capital Vehicles	Long-dated Private Funds and SMAs	Total	Permanent Capital Vehicles	Long-dated Private Funds and SMAs
	(Dollars in millions)
Ending balance, March 31, 2019	$1,907	$2,761	$4,668	41%	59%
Commitments(1)	1	4	5
Capital reduction(2)	(135)	—	(135)
Distributions(3)	(16)	(51)	(67)
Change in fund value(4)	(49)	—	(49)
Ending balance, June 30, 2019	$1,708	$2,714	$4,422	39%	61%

____________

(1)      With respect to permanent capital vehicles, represents decreases during the period for debt repayments offset, in part, by equity and debt offerings. With respect to long-dated private funds and SMAs, represents new commitments as well as any increases in available undrawn borrowings.

(2)      Represents the permanent reduction in equity or leverage during the period.

(3)      With respect to permanent capital vehicles, represents distributions of income. With respect to long-dated private funds and SMAs, represents return of capital, given MDLY’s funds’ stage in their respective life cycle and the prioritization of capital distributions.

(4)      Includes interest income, realized and unrealized gains (losses), fees and/or expenses.

AUM decreased by $0.2 million to $4.4 billion as of June 30, 2019 compared to March 31, 2019. MDLY’s permanent capital vehicles decreased AUM by $199.0 million as of June 30, 2019 and MDLY’s long-dated private funds and SMAs decreased AUM by $47.0 million as of June 30, 2019 in each case as compared with March 31, 2019.

The table below provides the roll forward of AUM for the six months ending June 30, 2019.

				% of AUM
	Permanent Capital Vehicles	Long-dated Private Funds and SMAs	Total	Permanent Capital Vehicles	Long-dated Private Funds and SMAs
	(Dollars in millions)
Ending balance, December 31, 2018	$1,917	$2,795	$4,712	41%	59%
Commitments(1)	15	(3)	12
Capital reduction(2)	(135)	—	(135)
Distributions(3)	(35)	(69)	(104)
Change in fund value (4)	(54)	(9)	(63)
Ending balance, June 30, 2019	$1,708	$2,714	$4,422	39%	61%

____________

(1)      With respect to permanent capital vehicles, represents decreases during the period for debt repayments offset, in part, by equity and debt offerings. With respect to long-dated private funds and SMAs, represents new commitments as well as any increases in available undrawn borrowings.

(2)      Represents the permanent reduction in equity or leverage during the period.

(3)       With respect to permanent capital vehicles, represents distributions of income. With respect to long-dated private funds and SMAs, represents return of capital, given MDLY’s funds’ stage in their respective life cycle and the prioritization of capital distributions.

(4)      Includes interest income, realized and unrealized gains (losses), fees and/or expenses.

AUM decreased by $0.3 million to $4.4 billion as of June 30, 2019 compared to December 31, 2018. MDLY’s permanent capital vehicles decreased AUM by $209.0 million as of June 30, 2019 and MDLY’s long-dated private funds and SMAs decreased AUM by $81.0 million, in each case as compared with December 31, 2018.

Fee Earning AUM

Fee earning AUM refers to assets under management on which MDLY directly earns base management fees. MDLY views fee earning AUM as a metric to measure changes in the assets from which MDLY earns management fees. MDLY’s fee earning AUM is the sum of all the individual fee earning assets of MDLY’s funds that contribute directly to its management fees and generally equals the sum of:

•        for MDLY’s permanent capital vehicles, the average or total gross asset value, including assets acquired with the proceeds of leverage (see “Fee earning AUM based on gross asset value” in the “Components of Fee Earning AUM” table below for the amount of this component of fee earning AUM as of each period);

•        for certain long-dated private funds within their investment period, the amount of limited partner capital commitments (see “Fee earning AUM based on capital commitments” in the “Components of Fee Earning AUM” table below for the amount of this component of fee earning AUM as of each period); and

•        for the aforementioned funds beyond their investment period and certain managed accounts within their investment period, the amount of limited partner invested capital or the NAV of the fund (see “Fee earning AUM based on invested capital or NAV” in the “Components of Fee Earning AUM” table below for the amount of this component of fee earning AUM as of each period).

MDLY’s calculations of fee earning AUM and AUM may differ from the calculations of other asset managers and, as a result, this measure may not be comparable to similar measures presented by others. In addition, MDLY’s calculations of fee earning AUM and AUM may not be based on any definition of fee earning AUM or AUM that is set forth in the agreements governing the investment funds that MDLY advises.

Components of Fee Earning AUM

	As of
	June 30, 2019	December 31, 2018
	(in millions)
Fee earning AUM based on gross asset value	$1,527	$1,743
Fee earning AUM based on invested capital, NAV or capital commitments	945	1,042
Total fee earning AUM	$2,472	$2,785

As of June 30, 2019, fee earning AUM based on gross asset value decreased by $216.0 million, compared to December 31, 2018. The decrease was primarily due to debt repayments representing capital reductions, distributions and changes in fund value.

As of June 30, 2019, fee earning AUM based on invested capital, NAV or capital commitments decreased by $97.0 million compared to December 31, 2018. The decrease was primarily due to the return of portfolio investment capital to the fund.

The table below presents the roll forward of fee earning AUM for the three months ended June 30, 2019.

				% of Fee Earning AUM
	Permanent Capital Vehicles	Long-dated Private Funds and SMAs	Total	Permanent Capital Vehicles	Long-dated Private Funds and SMAs
	(Dollars in millions)
Ending balance, March 31, 2019	$1,713	$998	$2,711	63%	37%
Commitments(1)	13	29	42
Capital reduction(2)	(135)	—	(135)
Distributions(3)	(16)	(67)	(83)
Change in fund value(4)	(48)	(15)	(63)
Ending balance, June 30, 2019	$1,527	$945	$2,472	62%	38%

____________

(1)      With respect to permanent capital vehicles, represents increases or temporary reductions during the period through equity and debt offerings, as well as any increases in capital commitments. With respect to long-dated private funds and SMAs, represents new commitments or gross inflows, respectively.

(2)      Represents the permanent reduction in equity or leverage during the period.

(3)      Represents distributions of income, return of capital and return of portfolio investment capital to the fund.

(4)      Includes interest income, realized and unrealized gains (losses), fees and/or expenses.

Total fee earning AUM decreased by $239.0 million, or (9)%, to $2.5 billion as of June 30, 2019 compared to March 31, 2019, due primarily to debt repayments representing capital reductions, distributions and changes in fund value.

The table below presents the roll forward of fee earning AUM for the six months ended June 30, 2019.

				% of Fee Earning AUM
	Permanent Capital Vehicles	Long-dated Private Funds and SMAs	Total	Permanent Capital Vehicles	Long-dated Private Funds and SMAs
	(Dollars in millions)
Ending balance, December 31, 2018	$1,743	$1,042	$2,785	63%	37%
Commitments(1)	8	82	90
Capital reduction(2)	(135)	—	(135)
Distributions(3)	(35)	(131)	(166)
Change in fund value(4)	(54)	(48)	(102)
Ending balance, June 30, 2019	$1,527	$945	$2,472	62%	38%

____________

(1)      With respect to permanent capital vehicles, represents increases or temporary reductions during the period through equity and debt offerings, as well as any increases in capital commitments. With respect to long-dated private funds and SMAs, represents new commitments or gross inflows, respectively.

(2)      Represents the permanent reduction in equity or leverage during the period.

(3)      Represents distributions of income, return of capital and return of portfolio investment capital to the fund.

(4)      Includes interest income, realized and unrealized gains (losses), fees and/or expenses.

Total fee earning AUM decreased by $313.0 million, or (11)%, to $2.5 billion as of June 30, 2019 compared to December 31, 2018, due primarily to distributions, debt repayments representing capital reductions and changes in fund value.

Returns

The following section sets forth historical performance for MDLY’s active funds.

Sierra Income Corporation

MDLY launched Sierra, its first public non-traded permanent capital vehicle, in April 2012. Sierra primarily focuses on direct lending to middle market borrowers in the United States. Since inception, MDLY has provided capital for a total of 420 investments and have invested a total of $2.4 billion. As of June 30, 2019, the fee earning AUM was $991 million. The performance for Sierra as of June 30, 2019 is summarized below:

Annualized Net Total Return(1):	3.6%
Annualized Realized Losses on Invested Capital:	1.5%
Average Recovery(3):	61.8%

Medley Capital Corporation

MDLY launched MCC, its first permanent capital vehicle in January 2011. MCC primarily focuses on direct lending to private middle market borrowers in the United States. Since inception, MDLY has provided capital for a total of 243 investments and have invested a total of $2.2 billion. As of June 30, 2019 the fee earning AUM was $534 million. The performance for MCC as of June 30, 2019 is summarized below:

Annualized Net Total Return(2):	(0.9)%
Annualized Realized Losses on Invested Capital:	2.9%
Average Recovery(3):	36.8%

Medley Opportunity Fund II LP (MOF II)

MOF II is a long-dated private investment fund that MDLY launched in December 2010. MOF II lends to middle market private borrowers, with a focus on providing senior secured loans. Since inception, MDLY has provided capital for a total of 86 investments and have invested a total of $974 million. As of June 30, 2019, the fee earning AUM was $187 million. MOF II is currently fully invested and actively managing its assets. The performance for MOF II as of June 30, 2019, is summarized below:

Gross Portfolio Internal Rate of Return(4):	7.1%
Net Investor Internal Rate of Return(5):	3.1%
Annualized Realized Losses on Invested Capital:	2.9%
Average Recovery(3):	39.9%

Medley Opportunity Fund III LP (MOF III)

MOF III is a long-dated private investment fund that MDLY launched in December 2014. MOF III lends to middle market private borrowers in the U.S., with a focus on providing senior secured loans. Since inception, MDLY has provided capital for a total of 47 investments and have invested a total of $209 million. As of June 30, 2019, the fee earning AUM was $97 million. The performance for MOF III as of June 30, 2019 is summarized below:

Gross Portfolio Internal Rate of Return(4):	10.1%
Net Investor Internal Rate of Return(5):	6.0%
Annualized Realized Losses on Invested Capital:	—%
Average Recovery:	N/A

Separately Managed Accounts (SMAs)

In the case of MDLY’s separately managed accounts, the investor, rather than MDLY, may control the assets or investment vehicle that holds or has custody of the related investments. Certain subsidiaries of Medley LLC serve as the investment adviser for MDLY’s SMAs. Since inception, MDLY has provided capital for a total of 225 investments and have invested a total of $1.3 billion. As of June 30, 2019, the fee earning AUM in MDLY’s SMAs was $546 million. The aggregate performance of MDLY’s SMAs as of June 30, 2019, is summarized below:

Gross Portfolio Internal Rate of Return(4):	7.9%
Net Investor Internal Rate of Return(6):	6.1%
Annualized Realized Losses on Invested Capital:	0.9%
Average Recovery(3):	34.5%

Other Long-Dated Private Funds and Permanent Capital Vehicles

MDLY launched Sierra Total Return Fund (“STRF”), a public non-traded permanent capital vehicle, in June 2017. STRF seeks to provide a total return through a combination of current income and long-term capital appreciation by investing in a portfolio of debt securities and fixed-income related equity securities.

MDLY launched Medley Opportunity Fund Offshore III LP (“MOF III Offshore”) in May 2017. MOF III Offshore invests in senior secured loans made to middle market private borrowers in the US.

MDLY launched Aspect-Medley Investment Platform A LP (“Aspect”) in November 2016 and Aspect-Medley Investment Platform B LP (“Aspect-B”) in May 2018 to meet the current demand for equity capital solutions in the traditional corporate debt-backed CLO market. Its investment objective is to generate current income, and also to generate capital appreciation through investing in CLO equity, as well as, equity and junior debt tranches trading in the secondary market.

MDLY launched Medley Credit Opportunity Fund (“MCOF”) in July 2016 to meet the current demand for equity capital solutions in the traditional corporate debt-backed CLO market. Its investment objective is to generate current income, and also to generate capital appreciation through investing in CLO equity, as well as, equity and junior debt tranches trading in the secondary market.

The performance of STRF, MOF III Offshore, Aspect, Aspect-B, and MCOF as of June 30, 2019 is not meaningful given the funds’ limited capital invested to date.

____________

(1)      Annualized Net Total Return for Sierra represents the annualized return assuming an investment at Sierra’s inception, reinvestments of all distributions at prices obtained under Sierra’s dividend reinvestment plan and no sales charge.

(2)      Annual Net Total Return for MCC, including Medley SBIC, represents the annualized return assuming an investment at the initial public offering price, reinvestments of all dividends and distributions at prices obtained under MCC’s dividend reinvestment plan and selling at NAV as of the measurement date.

(3)      Average Recovery includes only those realized investments in which MDLY experiences a loss of principal on a cumulative cash flow basis and is calculated by dividing the total actual cash inflows for each respective investment, including all interest, principal and fee note repayments, dividends and transactions fees, if applicable, by the total actual cash outflows for each respective investment.

(4)      For MOF II, MOF III, and SMAs, the Gross Internal Rate of Return represents the cumulative investment performance from inception of each respective fund through June 30, 2019. The Gross Internal Rate of Return includes both realized and unrealized investments and excludes the impact of base management fees, incentive fees and other fund related expenses. For realized investments, the investment returns were calculated based on the actual cash outflows and inflows for each respective investment and include all interest, principal and fee note repayments, dividends and transactions fees, if applicable. For unrealized investments, the investment returns were calculated based on the actual cash outflows and inflows for each respective investment and include all interest, principal and fee note repayments, dividends and transactions fees, if applicable. The investment return assumes that the remaining unrealized portion of the investment is realized at the investment’s most recent fair value, as calculated in accordance with GAAP. There can be no assurance that the investments will be realized at these fair values and actual results may differ significantly.

(5)      Net Internal Rate of Return for MOF II and MOF III was calculated net of all management fees and carried interest allocation since inception and was computed based on the actual dates of capital contributions and the ending aggregate partners’ capital at the end of the period.

(6)      Net Internal Rate of Return for MDLY’s SMAs was calculated using the Gross Internal Rate of Return, as described in note 4, and includes the actual management fees, incentive fees and general fund related expenses.

Results of Operations

The following table and discussion sets forth information regarding MDLY’s condensed consolidated results of operations for the three and six months ended June 30, 2019 and 2018. The unaudited condensed consolidated financial statements of Medley have been prepared on substantially the same basis for all historical periods presented.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
	(in thousands, except AUM data)
Revenues
Management fees (there were no Part I incentive fees recognized for each of the three and six months ended June 30, 2019 and 2018)	$10,208	$11,965	$21,121	$24,050
Other revenues and fees	2,669	3,038	5,110	5,367
Investment income:
Carried interest	441	432	793	597
Other investment loss, net	(436)	(284)	(373)	(467)
Total Revenues	12,882	15,151	26,651	29,547

Expenses
Compensation and benefits	6,958	7,307	14,979	15,638
General, administrative and other expenses	4,106	4,342	7,360	8,851
Total Expenses	11,064	11,649	22,339	24,489

Other Income (Expense)
Dividend income	188	960	760	2,389
Interest expense	(2,874)	(2,715)	(5,772)	(5,396)
Other expenses, net	(5,980)	(4,011)	(2,409)	(13,766)
Total Other Expenses, Net	(8,666)	(5,766)	(7,421)	(16,773)
Loss before income taxes	(6,848)	(2,264)	(3,109)	(11,715)
(Benefit from) provision for income taxes	(70)	195	(93)	385
Net Loss	(6,778)	(2,459)	(3,016)	(12,100)
Net loss attributable to redeemable non-controlling interests and non-controlling interests in consolidated subsidiaries	(5,674)	(2,464)	(1,479)	(6,978)
Net (loss) income attributable to non-controlling interests in Medley LLC	(921)	133	(1,282)	(3,766)
Net Loss Attributable to Medley Management Inc.	$(183)	$(128)	$(255)	$(1,356)

Other data (at period end, in millions):
AUM	$4,422	$5,036	$4,422	$5,036
Fee earning AUM	$2,472	$2,960	$2,472	$2,960

Three Months Ended June 30, 2019 Compared to Three Months Ended June 30, 2018

Revenues

Management Fees.    Total management fees decreased by $1.8 million, or 15%, to $10.2 million during the three months ended June 30, 2019 compared to the three months ended June 30, 2018.

•        MDLY’s management fees from permanent capital vehicles decreased by $1.4 million, or 16%, during the three months ended June 30, 2019 compared to the same period in 2018. The decrease was due primarily to lower base management fees from both Sierra and MCC as a result of a decrease in fee earning assets under management driven by a reduction in leverage and changes in fund values.

•        MDLY’s management fees from long-dated private funds and SMAs decreased by $0.4 million, or 11%, during the three months ended June 30, 2019, compared to the same period in 2018. The decrease was primarily due to lower base management fees from MOF II as a result of a decrease in fee earning assets under management driven by investment realizations and changes in fund value.

Other Revenues and Fees.    Other revenues and fees decreased by $0.4 million to $2.7 million during the three months ended June 30, 2019 compared to the same period in 2018. The decrease was due primarily to lower administration fees offset by an increase in consulting fees for providing non-advisory services related to one of MDLY’s managed funds.

Investment Income.    Investment income decreased by approximately $0.1 million during the three months ended June 30, 2019 compared to the same period in 2018. The decrease was primarily attributed to unrealized losses from MDLY’s equity method investments offset in part by an increase in carried interest.

Expenses

Compensation and Benefits.    Compensation and benefits expenses decreased by $0.3 million to $7.0 million for the three months ended June 30, 2019 compared to the same period in 2018. The decrease was primarily due to a decrease in salaries offset in part by an increase in severance expense.

General, Administrative and Other Expenses.    General, administrative and other expenses decreased by $0.2 million to $4.1 million during the three months ended June 30, 2019 compared to the same period in 2018. The decrease was due primarily to a $0.3 million decrease in expenses associated with MDLY’s consolidated fund, STRF, offset in part by higher insurance expense.

Other Income (Expense)

Dividend Income.    Dividend income decreased by $0.8 million to $0.2 million during the three months ended June 30, 2019 compared to the same period in 2018. The decrease was due to a reduction in dividend income from MDLY’s investment in shares of MCC.

Interest Expense.    Interest expense increased by $0.2 million to $2.9 million during the three months ended June 30, 2019 compared to the same period in 2018. The increase was primarily due to interest expense associated with MDLY’s due to former minority interest holder liability.

Other Expense, net.    Other expense, net increased by $2.0 million to $6.0 million during the three months ended June 30, 2019 compared to the same period in 2018. The increase was due primarily to a $6.0 million unrealized loss on MDLY’s investment in MCC during the three months ended June 30, 2019 as compared to a $4.0 million unrealized loss recorded during the same period in 2018. The $6.0 million unrealized loss during the three months ended June 30, 2019 and the $4.0 million unrealized loss during the same period in 2018 were allocated to non-controlling interests in consolidated subsidiaries which did not have any impact on the income attributed to MDLY and non-controlling interests in Medley LLC.

Provision for Income Taxes

MDLY’s effective income tax rate was 1.0% and (8.6)% for the three months ended June 30, 2019 and 2018, respectively. MDLY’s tax rate is affected by recurring items, such as permanent differences and income allocated to certain redeemable non-controlling interests which is not subject to U.S. federal, state and local corporate income taxes. MDLY’s effective tax rate is also impacted by discrete items that may occur in any given period, but are not consistent from period to period. The variance in MDLY’s effective tax rate was primarily attributed to losses allocated to its non-controlling interests of $5.7 million and $2.5 million for the three months ended June 30, 2019 and 2018, respectively, which were not subject to income taxes.

Redeemable Non-Controlling Interests and Non-Controlling Interests in Consolidated Subsidiaries

Net loss attributable to redeemable non-controlling interests and non-controlling interests in consolidated subsidiaries increased by $3.2 million to a loss of $5.7 million for the three months ended June 30, 2019 compared to the same period in 2018. The decrease was primarily due to the allocation of unrealized losses on shares of MCC to DB MED Investor I LLC, a third party, based on its preferred ownership interests held in one of MDLY’s consolidated subsidiaries.

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Revenues

Management Fees.    Total management fees decreased by $2.9 million, or 12%, to $21.1 million during the six months ended June 30, 2019 compared to the six months ended June 30, 2018.

•        MDLY’s management fees from permanent capital vehicles decreased by $2.2 million, or 13%, during the six months ended June 30, 2019 compared to the same period in 2018. The decrease was primarily due to lower base management fees from both Sierra and MCC as a result of a decrease in fee earning assets under management driven by a reduction in leverage and changes in fund values.

•        MDLY’s management fees from long-dated private funds and SMAs decreased by $0.7 million, or 10%, during the six months ended June 30, 2019, compared to the same period in 2018.

Other Revenues and Fees.    Other revenues and fees decreased by $0.3 million to $5.1 million during the six months ended June 30, 2019 compared to the same period in 2018. The decrease was primarily due to lower administration fees offset by an increase in consulting fees for providing non-advisory services related to one of MDLY’s private long-dated funds.

Investment Income.    Investment income increased by approximately $0.3 million during the six months ended June 30, 2019 compared to the same period in 2018. The increase was primarily due to an increase in carried interest earned.

Expenses

Compensation and Benefits.    Compensation and benefits expenses decreased by $0.7 million to $15.0 million for the six months ended June 30, 2019 compared to the same period in 2018. The decrease was primarily due to a decrease in severance expense and salaries offset in part by an increase in stock-based compensation expense.

General, Administrative and Other Expenses.    General, administrative and other expenses decreased by $1.5 million to $7.4 million during the six months ended June 30, 2019 compared to the same period in 2018. The decrease was due primarily to a $0.6 million decrease in professional fees as well as a $0.9 million decrease in expenses associated with MDLY’s consolidated fund, STRF.

Other Income (Expense)

Dividend Income.    Dividend income decreased by $1.6 million to $0.8 million during the six months ended June 30, 2019 compared to the same period in 2018. The decrease was due to a reduction in dividend income from MDLY’s investment in shares of MCC.

Interest Expense    Interest expense increased by $0.4 million to $5.8 million during the six months ended June 30, 2019 compared to the same period in 2018. The increase was primarily due to interest expense associated with MDLY’s due to former minority interest holder liability.

Other Expense, net.    Other expense, net decreased by $11.4 million to $2.4 million during the six months ended June 30, 2019 compared to the same period in 2018. The decrease of expense was due primarily to a $2.5 million unrealized loss on MDLY’s investment in MCC during the six months ended June 30, 2019 as compared to a $13.6 million unrealized loss recorded during the same period in 2018. The entire $2.5 million unrealized loss in the six months ended June 30, 2019 and $10.1 million of the $13.6 million unrealized loss during the same period in 2018 were allocated to non-controlling interests in consolidated subsidiaries which did not have any impact on the income attributed to MDLY and non-controlling interests in Medley LLC.

Provision for Income Taxes

MDLY’s effective income tax rate was 3.0% and (3.3)% for the six months ended June 30, 2019 and 2018, respectively. MDLY’s tax rate is affected by recurring items, such as permanent differences and income allocated to certain redeemable non-controlling interests which is not subject to U.S. federal, state and local corporate income taxes. MDLY’s effective tax rate is also impacted by discrete items that may occur in any given period, but are not consistent from period to period. The variance in MDLY’s effective tax rate was primarily attributed to losses allocated to its non-controlling interests of $1.5 million and $7.0 million for the six months ended June 30, 2019 and 2018, respectively, which was not subject to income taxes and the recording of a $0.7 million valuation allowance during the six months ended June 30, 2018 relating to the portion of MDLY’s deferred tax asset associated with cumulative unrealized losses on MDLY’s investments. MDLY considers it more likely than not that MDLY will not be able to generate enough capital gains in the near future to realize the deferred tax asset associated with such capital losses.

Redeemable Non-Controlling Interests and Non-Controlling Interests in Consolidated Subsidiaries

Net loss attributable to redeemable non-controlling interests and non-controlling interests in consolidated subsidiaries decreased by $5.5 million to $1.5 million for the six months ended June 30, 2019 compared to the same period in 2018. The decrease was primarily due to the allocation of unrealized losses on shares of MCC to DB MED Investor I LLC, a third party, based on its preferred ownership interests held in one of MDLY’s consolidated subsidiaries.

Reconciliation of Certain Non-GAAP Performance Measures to Consolidated U.S. GAAP Financial Measures

In addition to analyzing MDLY’s results on a GAAP basis, management also makes operating decisions and assesses business performance based on the financial and operating metrics and data that are presented in the table below. Management believes that these measures provide analysts, investors and management with helpful information regarding MDLY’s underlying operating performance and MDLY’s business, as they remove the impact of items management believes are not reflective of underlying operating performance. These non-GAAP measures are also used by management for planning purposes, including the preparation of internal budgets; and for evaluating the effectiveness of operational strategies. Additionally, MDLY believes these non-GAAP measures provide another tool for investors to use in comparing MDLY’s results with other companies in its industry, many of whom use similar non-GAAP measures. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable U.S. GAAP financial measure and these measures supplement and should be considered in addition to and not in lieu of the results of operations discussed below. Furthermore, such measures may be inconsistent with measures presented by other companies.

Net income (loss) attributable to MDLY and non-controlling interests in Medley LLC is the U.S. GAAP financial measure most comparable to Core Net Income and Core EBITDA.

The following table is a reconciliation of net income (loss) attributable to MDLY and non-controlling interests in Medley LLC on a consolidated basis to Core Net Income and Core EBITDA.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
	(in thousands, except share and per share amounts)
Net loss attributable to Medley Management Inc.	$(183)	$(128)	$(255)	$(1,356)
Net (loss) income attributable to non-controlling interests in Medley LLC	(921)	133	(1,282)	(3,766)
Net (loss) income attributable to Medley Management Inc. and non-controlling interests in Medley LLC	$(1,104)	$5	$(1,537)	$(5,122)
Reimbursable fund startup expenses	94	442	261	1,065
IPO date award stock-based compensation	231	433	273	574
Expenses associated with strategic initiatives	1,105	939	1,416	1,791
Other non-core items:
Unrealized losses on shares of MCC	—	—	—	3,543
Severance expense	522	338	1,262	2,224
Other(1)	—	69	—	69
Income tax expense on adjustments	(188)	(208)	(310)	(869)
Core Net Income	$660	$2,018	$1,365	$3,275
Interest expense	2,875	2,715	5,773	5,396
Income taxes	118	403	217	1,254
Depreciation and amortization	174	215	352	434
Core EBITDA	$3,827	$5,351	$7,707	$10,359
Core Net Income Per Share	$0.02	$0.05	$0.03	$0.10
Pro-Forma Weighted Average Shares Outstanding(2)	33,365,615	31,790,112	32,745,161	31,215,945

____________

(1)      For the three and six months ended June 30, 2018, other items consists of expenses related to non-core business development activities and other expenses.

(2)      The calculation of Pro-Forma Weighted Average Shares Outstanding assumes the conversion by the pre-IPO holders of up to 26,316,642 vested and unvested Medley LLC Units for 26,316,642 shares of MDLY Class A Common Stock at the beginning of each period presented, as well as the vesting of the weighted average number of restricted stock units granted to employees and directors during each of the periods presented. Refer to the chart below for the weighted average shares used to calculate Core Net Income Per Share for each of the periods presented in the table above.

The calculation of Core Net Income Per Share is presented in the table below:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
	(in thousands, except share and per share amounts)
Numerator
Core Net Income	$660	$2,018	$1,365	$3,275
Add: Income taxes	118	403	217	1,254
Pre-Tax Core Net Income	$778	$2,421	$1,582	$4,529

Denominator
Class A common stock	5,847,883	5,543,802	5,801,531	5,513,719
Conversion of LLC Units and restricted LLC Units to Class A common stock	25,183,862	24,372,591	24,918,611	24,023,329
Restricted stock units	2,333,870	1,873,719	2,025,019	1,678,897
Pro-Forma Weighted Average Shares Outstanding	33,365,615	31,790,112	32,745,161	31,215,945
Pre-Tax Core Net Income Per Share	$0.02	$0.08	$0.05	$0.15
Less: corporate income taxes per share(1)	—	(0.03)	(0.02)	(0.05)
Core Net Income Per Share	$0.02	$0.05	$0.03	$0.10

____________

(1)     Assumes that all of MDLY’s pre-tax earnings are subject to federal, state and local corporate income taxes. In determining corporate income taxes, MDLY used a combined effective corporate tax rate of 33.0%.

Net Income Margin is the U.S. GAAP financial measure most comparable to Core Net Income Margin. Net Income margin is equal to Net income attributable to MDLY and non-controlling interests in Medley LLC divided by total revenue. The following table is a reconciliation of Net Income Margin to Core Net Income Margin.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
Net Income Margin	(8.6)%	—%	(5.8)%	(17.3)%
Reimbursable fund startup expenses(1)	0.7%	2.9%	1.0%	3.6%
IPO date award stock-based compensation(1)	1.8%	2.9%	1.0%	1.9%
Expenses associated with strategic initiatives(1)	8.6%	6.2%	5.3%	6.1%
Other non-core items:(1)
Unrealized losses on shares of MCC	—%	—%	—%	12.0%
Severance expense	4.1%	2.2%	4.7%	7.5%
Other	—%	0.5%	—%	0.2%
Provision for income taxes(1)	(0.5)%	1.3%	(0.3)%	1.3%
Corporate income taxes(2)	(2.0)%	(5.3)%	(2.0)%	(5.1)%
Core Net Income Margin	4.1%	10.7%	4.0%	10.2%

____________

(1)      Adjustments to Net income attributable to MDLY and non-controlling interests in Medley LLC to calculate Core Net Income are presented as a percentage of total revenue.

(2)      Assumes that all MDLY’s pre-tax earnings, including adjustments above, are subject to federal, state and local corporate income taxes. In determining corporate income taxes, MDLY used a combined effective corporate tax rate of 33.0%.

The following table and discussion sets forth information regarding MDLY’s consolidated results of operations for the years ended December 31, 2018, 2017 and 2016. The audited consolidated financial statements of Medley have been prepared on substantially the same basis for all historical periods presented.

	For the Years Ended December 31,
	2018	2017	2016
	(Amounts in thousands, except AUM data)
Revenues
Management fees (includes Part I incentive fees of $0, $4,874 and $14,209 for the years ending 2018, 2017 and 2016, respectively)	$47,085	$58,104	$65,496
Performance fees	—	(1,974)	2,443
Other revenues and fees	10,503	9,201	8,111
Investment income:
Carried interest	142	230	(22)
Other investment income	(1,221)	(528)	(87)
Total Revenues	56,509	65,033	75,941

Expenses
Compensation and benefits	31,159	27,432	27,800
Performance fee compensation	507	(874)	(319)
General, administrative and other expenses	19,366	13,045	28,540
Total Expenses	51,032	39,603	56,021

Other Income (Expense)
Dividend income	4,311	4,327	1,304
Interest expense	(10,806)	(11,855)	(9,226)
Other (expense) income, net	(20,250)	1,363	(983)
Total Other (Expense) Income, Net	(26,745)	(6,165)	(8,905)
(Loss) income before income taxes	(21,268)	19,265	11,015
Provision for income taxes	258	1,956	1,063
Net (Loss) Income	(21,526)	17,309	9,952
Net (loss) income attributable to redeemable non-controlling interests and non-controlling interests in consolidated subsidiaries	(11,083)	6,718	2,549
Net (loss) income attributable to non-controlling interests in Medley LLC	(8,011)	9,664	6,406
Net (Loss) Income Attributable to Medley Management Inc.	$(2,432)	$927	$997

Other data (at period end, in millions):
AUM	$4,712	$5,198	$5,335
Fee earning AUM	$2,785	$3,158	$3,190

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Management Fees.    Total management fees decreased by $11.0 million, or 19%, to $47.1 million for the year ended December 31, 2018 compared to the year ended December 31, 2017.

•        MDLY’s management fees from permanent capital vehicles decreased by $10.8 million during the year ended December 31, 2018 compared to the same period in 2017. The decrease was primarily due to lower base management fees from both Sierra and MCC as a result of a decrease in fee earning assets under management, as well as a $4.7 million decrease in Part 1 incentive fees from Sierra.

•        MDLY’s management fees from long-dated private funds and SMAs decreased by $0.3 million to $14.6 million during the year ended December 31, 2018, compared to the same period in 2017.

Performance Fees.    MDLY did not recognize any performance fees during the year ended December 31, 2018 compared to a reversal of performance fees of $2.0 million during the same period 2017. As a result of the adoption of the new revenue recognition standard on January 1, 2018, MDLY did not recognize any performance fees during 2018 as MDLY determined that it was not probable that a significant reversal of such fees would not occur in the future.

Other Revenues and Fees.    Other revenues and fees increased by $1.3 million to $10.5 million during the year ended December 31, 2018 compared to the same period in 2017. The increase was due primarily to reimbursable origination and deal related expenses which were recognized in 2018 as a result of the adoption of the new revenue recognition standard on January 1, 2018. Depending on whether MDLY is acting as the principal or as an agent, certain reimbursable expenses that were previously recorded net are now presented on a gross basis on the MDLY’s consolidated statements of operations (See Note 2 to MDLY’s Consolidated Financial Statements).

Investment Income.    Investment income decreased by approximately $0.8 million to a loss of $1.1 million during the year ended December 31, 2018 compared to the same period in 2017. The decrease was primarily due to losses from MDLY’s equity method investments and lower carried interest from MDLY’s long dated private funds.

Expenses

Compensation and Benefits    Compensation and benefits increased by $3.7 million, or 14% to $31.2 million for the year ended December 31, 2018 compared to the same period in 2017. The variance was primarily due to a $2.7 million increase in stock based compensation and a $1.5 million increase in severance expense associated with the consolidation of MDLY’s business activities to its New York office. These increases were partially offset by a $1.3 million decrease in salaries expense.

Performance Fee Compensation.    Performance fee compensation expense amounted to $0.5 million for the year ended December 31, 2018 compared to a reversal of performance fee compensation of $0.9 million during 2017. During the fourth quarter of 2018, MDLY granted equity awards to certain key employees of one of MDLY’s business units. The equity awards were in the form of limited liability interests in certain subsidiaries which were formed for the object and purpose of receiving carried interest from certain funds managed by MDLY. The grant date fair value of the awards was $0.6 million and was immediately recognized as performance fee compensation expense as the awards were fully vested on the date of grant.

General, Administrative and Other Expenses.    General, administrative and other expenses increased by $6.3 million to $19.4 million during the year ended December 31, 2018 compared to the same period in 2017. The increase was due primarily to a $4.7 million increase in professional fees related to strategic initiatives, including fees associated with MDLY’s pending merger with Sierra. The remaining increase was due primarily to reimbursable origination and deal related expenses which were recognized in 2018 as a result of the adoption of the new revenue recognition standard on January 1, 2018. Depending on whether MDLY is acting as the principal or as an agent, certain reimbursable expenses that were previously recorded net are now presented on a gross basis on MDLY’s consolidated statements of operations (See Note 2 to MDLY’s Consolidated Financial Statements).

Other Income (Expense)

Dividend Income.    Dividend income remained constant at $4.3 million during the year ended December 31, 2018 compared to the same period in 2017.

Interest Expense.    Interest expense decreased by $1.0 million, or 9%, to $10.8 million during the year ended December 31, 2018 compared to the same period in 2017. The decrease in interest expense in 2018 was due primarily to the 2017 impact of the acceleration of amortization of debt issuance costs and discount relating to prepayments made on MDLY’s Term Loan Facility as a result of the refinancing of MDLY’s indebtedness from the issuance of senior unsecured debt. In addition, MDLY’s average debt outstanding during the years ended December 31, 2018 and 2017 was $135.4 million and $127.8 million, respectively.

Other Income (Expenses), net.    Other income (expenses), net decreased by $21.6 million to a loss of $20.3 million for the year ended December 31, 2018 compared to the same period in 2017. The decrease was primarily due to a $19.9 million unrealized loss incurred during the year ended December 31, 2018 related to MDLY’s investment in shares of MCC. Of the $19.9 million of unrealized losses, $16.3 million was allocated to non-controlling interests in consolidated subsidiaries which did not have any impact on the net income attributed to Medley LLC. During

2017, any unrealized gains or losses attributed to MDLY’s investment in shares of MCC were recorded in other comprehensive income and not part of other income (expense).

Provision for Income Taxes

MDLY’s effective income tax rate was (1.2)% and 10.2% for the years ended December 31, 2018 and 2017, respectively. MDLY’s tax rate is affected by recurring items, such as permanent differences and income or losses allocated to certain redeemable non-controlling interests which are not subject to U.S. federal, state and local corporate income taxes. The decrease in MDLY’s effective tax rate from 2017 is attributed primarily to losses allocated to redeemable non-controlling interests that are not subject to income taxes which resulted in no tax benefit being recorded in MDLY’s tax provision as well as the valuation allowance recorded during the year ended December 31, 2018 related to unrealized losses on MDLY’s shares held of MCC. Such impact was partly offset by an increase in the effective tax rate used to calculate deferred taxes as MDLY expects a future increase in the apportionment of taxable income to New York City resulting from consolidating MDLY’s business activities to New York.

Redeemable Non-Controlling Interests in Consolidated Subsidiaries

Net (loss) income attributable to redeemable non-controlling interests in consolidated subsidiaries decreased by $17.8 million to a loss of $11.1 million for the year ended December 31, 2018 compared to the same period in 2017. The decrease was primarily due to the allocation of unrealized loss in shares of MCC to DB MED Investor I LLC, a third party, based on its preferred ownership interests held in one of MDLY’s consolidated subsidiaries.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Management Fees.    Total management fees decreased by $7.4 million, or 11%, to $58.1 million for the year ended December 31, 2017 compared to the year ended December 31, 2016.

•        MDLY’s management fees from permanent capital vehicles decreased by $9.4 million during the year ended December 31, 2017 compared to 2016. The decrease was primarily due to a decline in Part I incentive fees of $4.6 million from Sierra and $4.9 million from MCC, offset in part, by an increase in base management fees from Sierra.

•        MDLY’s management fees from long-dated private funds and SMAs increased by $2.0 million for the year ended December 31, 2017, compared to 2016. The increase was primarily due to an increase in base management fees from its SMAs.

Performance Fees.    There was a reversal of performance fees of $2.0 million during the year ended December 31, 2017 compared to an accrual of performance fees revenue of $2.4 million in 2016. The variance was primarily attributed to reversals of previously recognized performance fees as a result of declines in the underlying fund values of MDLY’s SMAs.

Other Revenues and Fees.    Other revenues and fees increased by $1.1 million, or 13%, to $9.2 million for the year ended December 31, 2017 compared to the same period in 2016. The increase was primarily due to an increase in loan administrative and transaction fees as well as administrative fees from MDLY’s permanent capital vehicles and other private funds.

Investment Income.    Investment income decreased by approximately $0.2 million to a loss of $0.3 million during the year ended December 31, 2017 compared to the same period in 2016. The decrease was primarily due to losses from MDLY’s equity method investments offset by higher carried interest from its private long dated funds.

Expenses

Compensation and Benefits.    Compensation and benefits decreased by $0.4 million, or 1% to $27.4 million for the year ended December 31, 2017 compared to 2016. The variance was primarily due to a decrease in stock compensation expense of $1.1 million as a result of forfeited RSUs as well as lower discretionary compensation accruals of $0.3 million, partly offset by an increase in severance charges of $1.0 million.

Performance Fee Compensation.    There was a reversal in performance fee compensation of $0.9 million during the year ended December 31, 2017 as compared to a reversal of performance fee compensation of $0.3 million during the year ended December 31, 2016. The variance in performance fee compensation was primarily due to changes in projected future payments of $0.9 million.

General, Administrative and Other Expenses.    General, administrative and other expenses decreased by $15.5 million to $13.0 million for the year ended December 31, 2017 compared to 2016. The decrease was primarily due to a $16.1 million decrease in expense support agreement expenses related to Sierra and a $0.5 million decrease in professional fees. The expense support agreement with Sierra expired on December 31, 2016 and, as such, MDLY is no longer responsible for expenses under the expense support agreement relating to Sierra. The decreases in these expenses were offset, in part, by expenses related to MDLY’s consolidated fund, STRF.

Other Income (Expense)

Dividend Income.    Dividend income increased by $3.0 million to $4.3 million for the year ended December 31, 2017 compared to 2016. The increase was primarily due to dividend income from MDLY’s investment in available for sale securities attributed to additional purchases made during 2017.

Interest Expense.    Interest expense increased by $2.6 million, or 28%, to $11.9 million for the year ended December 31, 2017 compared to the same period in 2016. The increase was primarily due to an acceleration of amortization of debt issuance costs and discount relating to prepayments made on MDLY’s Term Loan Facility as a result of the refinancing of MDLY’s indebtedness from the issuance of senior unsecured debt. In addition, MDLY’s average debt outstanding during the year ended December 31, 2017 and 2016 was $127.8 million and $106.0 million, respectively.

Other Income (Expenses), net.    Other income (expenses), net increased by $2.3 million to $1.4 million for the year ended December 31, 2017 compared to 2016. The increase was primarily due to the impact of revaluation of MDLY’s revenue share payable and a nonrecurring impairment charge taken during the year ended December 31, 2016 on MDLY’s investment in CK Pearl Fund LLC.

Provision for Income Taxes

MDLY’s effective income tax rate was 10.2% and 9.7% for the year ended December 31, 2017 and 2016, respectively. MDLY’s tax rate is affected by recurring items, such as permanent differences and income allocated to certain redeemable non-controlling interests which is not subject to U.S. federal, state and local corporate income taxes. The increase in the effective tax rate during the year ended December 31, 2017 as compared to 2016 was primarily to the impact of discrete items associated with the vesting and forfeiture of RSUs as well as the re-measurement MDLY’s deferred tax asset balance as a result the enactment of the Tax Act offset, in part, by an increase in taxable income allocable to certain redeemable non-controlling interests which is not subject to corporate level income taxes.

Redeemable Non-Controlling Interests in Consolidated Subsidiaries

Net income attributable to redeemable non-controlling interests in consolidated subsidiaries increased by $4.2 million to $6.7 million for the year ended December 31, 2017 compared to the same period in 2016. The variance was primarily due to an increase in dividend income earned and allocated to DB MED Investor I LLC, a third party, based on its preferred ownership interests held in one of MDLY’s consolidated subsidiaries as well as income allocated to SC Distributors LLC for its interests in SIC Advisors.

Reconciliation of Certain Non-GAAP Performance Measures to Consolidated U.S. GAAP Financial Measures

In addition to analyzing MDLY’s results on a GAAP basis, management also makes operating decisions and assesses business performance based on the financial and operating metrics and data that are presented in the table below. Management believes that these measures provide analysts, investors and management with helpful information regarding MDLY’s underlying operating performance and MDLY’s business, as they remove the impact of items management believes are not reflective of underlying operating performance. These non-GAAP measures are also used by management for planning purposes, including the preparation of internal budgets; and for evaluating the effectiveness of operational strategies. Additionally, MDLY believes these non-GAAP measures provide another tool for investors to use in comparing MDLY’s results with other companies in MDLY’s industry, many of whom use similar non-GAAP measures. There are limitations associated with the use of non-GAAP financial measures as compared to the use of the most directly comparable U.S. GAAP financial measure and these measures supplement and should be considered in addition to and not in lieu of the results of operations discussed below. Furthermore, such measures may be inconsistent with measures presented by other companies.

Net income attributable to MDLY and non-controlling interests in Medley LLC is the U.S. GAAP financial measure most comparable to Core Net Income and Core EBITDA.

The following table is a reconciliation of net income attributable to MDLY and non-controlling interests in Medley LLC on a consolidated basis to Core Net Income and Core EBITDA.

	For the Year Ended December 31,
	2018	2017	2016
	(Amounts in thousands)
Net (loss) income attributable to Medley Management Inc.	$(2,432)	$927	$997
Net income attributable to non-controlling interests in Medley LLC	(8,011)	9,664	6,406
Net income attributable to Medley Management Inc. and non-controlling interests in Medley LLC	$(10,443)	$10,591	$7,403
Reimbursable fund startup expenses	1,483	1,510	16,329
IPO date award stock-based compensation	1,446	461	2,811
Expenses associated with strategic initiatives	4,833	737	—
Other non-core items:
Unrealized losses on shares of MCC	3,543	—	—
Severance expense	2,730	1,184	218
Acceleration of debt issuance costs(1)	—	1,150	612
Other(2)	1,967	20	518
Income tax expense on adjustments	(1,501)	(563)	(2,360)
Core Net Income	$4,058	$15,090	$25,531
Interest expense	10,806	10,705	8,614
Income taxes	1,760	2,519	3,423
Depreciation and amortization	796	912	913
Core EBITDA	$17,420	$29,226	$38,481
Core Net Income Per Share	$0.12	$0.33	$0.54

Pro-Forma Weighted Average Shares Outstanding(3)	31,695,208	30,851,882	30,689,412

____________

(1)      For the years ended December 31, 2017 and 2016, these amounts relate to additional interest expense associated with the acceleration of amortization of debt issuance costs and discount relating to prepayments made on MDLY’s Term Loan Facility as a result of the refinancing of MDLY’s indebtedness from the issuance of Senior Unsecured Debt.

(2)      For the year ended December 31, 2018, other items consist primarily of expenses related to the consolidation of MDLY’s business activities to its New York office. For the year ended December 31, 2017, other items consist of less than $0.1 million of expenses related to other expenses. For the year ended December 31, 2016, other non-core items consist of a $0.5 million impairment loss on MDLY’s investment in CK Pearl Fund.

(3)      Assumes the conversion by the pre-IPO holders of up to 24,639,302 vested and unvested Medley LLC Units for 24,639,302 shares of MDLY Class A Common Stock at the beginning of each period presented.

The calculation of Core Net Income Per Share is presented in the table below:

	For the Year Ended December 31,
	2018	2017	2016
	(Amounts in thousands, except share and per share amounts)
Numerator
Core Net Income	$4,058	$15,090	$25,531
Add: Income taxes	1,760	2,519	3,423
Pre-Tax Core Net Income	$5,818	$17,609	$28,954

Denominator
Class A common stock	5,579,628	5,553,026	5,804,042
Conversion of LLC Units and restricted LLC Units to Class A common stock	24,060,861	23,607,744	23,333,333
Restricted stock units	2,054,719	1,691,112	1,552,037
Pro-Forma Weighted Average Shares Outstanding	31,695,208	30,851,882	30,689,412
Pre-Tax Core Net Income Per Share	$0.18	$0.57	$0.94
Less: corporate income taxes per share(1)	(0.06)	(0.25)	(0.40)
Core Net Income Per Share	$0.12	$0.33	$0.54

____________

(1)      Assumes that all of MDLY’s pre-tax earnings are subject to federal, state and local corporate income taxes. In determining corporate income taxes, MDLY used a combined effective corporate tax rate of 33.0% for the year ended December 31, 2018, and a combined effective corporate tax rate of 43.0% for the years ended December 31, 2017 and 2016.

Net Income Margin is the U.S. GAAP financial measure most comparable to Core Net Income Margin. Net Income margin is equal to Net income attributable to MDLY and non-controlling interests in Medley LLC divided by total revenue. The following table is a reconciliation of Net Income Margin to Core Net Income Margin.

	For the Year Ended December 31,
	2018	2017	2016
Net Income Margin	(18.5)%	16.3%	9.7%
Reimbursable fund startup expenses(1)	2.6%	2.3%	21.5%
IPO date award stock-based compensation(1)	2.6%	0.7%	3.7%
Expenses associated with strategic initiatives	8.6%	1.1%	—%
Other non-core items:(1)
Unrealized losses on shares of MCC	6.3%	—%	—%
Severance expense	4.8%	1.8%	0.3%
Acceleration of debt issuance costs	—%	1.8%	0.8%
Other(2)	3.5%	—%	0.7%
Provision for income taxes(1)	0.5%	3.0%	1.4%
Corporate income taxes(2)	(3.4)%	(11.6)%	(16.4)%
Core Net Income Margin	7.0%	15.4%	21.7%

____________

(1)      Adjustments to Net income attributable to MDLY and non-controlling interests in Medley LLC to calculate Core Net Income are presented as a percentage of total revenue.

(2)      Assumes that all MDLY’s pre-tax earnings, including adjustments above, are subject to federal, state and local corporate income taxes. In determining corporate income taxes, MDLY used a combined effective corporate tax rate of 33.0% for the year ended December 31, 2018, and a combined effective corporate tax rate of 43.0% for the years ended December 31, 2017 and 2016 and presented the calculation as a percentage of total revenue.

Liquidity and Capital Resources

MDLY’s primary cash flow activities involve: (i) generating cash flow from operations, which largely includes management fees; (ii) making distributions to MDLY’s members and redeemable non-controlling interests; (iii) paying dividends and (iv) borrowings, interest payments and repayments under MDLY’s debt facilities. As of June 30, 2019, MDLY had $10.2 million in cash and cash equivalents.

MDLY’s material source of cash from its operations is management fees, which are collected quarterly. MDLY primarily uses cash flows from operations to pay compensation and benefits, general, administrative and other expenses, federal, state and local corporate income taxes, debt service costs and distributions to MDLY’s owners. MDLY’s cash flows, together with the proceeds from equity and debt issuances, are also used to fund investments in limited partnerships, purchase publicly traded securities, and purchase fixed assets and other capital items. If cash flows from operations were insufficient to fund distributions, MDLY expects that it would suspend paying such distributions.

Debt Instruments

Senior Unsecured Debt

On August 9, 2016, Medley LLC completed a registered public offering of $25.0 million of an aggregate principal amount of 6.875% senior notes due 2026. On October 18, 2016, Medley LLC completed a registered public offering of an additional $28.6 million in aggregate principal amount of the 2026 Notes. The 2026 Notes mature on August 15, 2026.

On January 18, 2017, Medley LLC completed a registered public offering of $34.5 million in aggregate principal amount of 7.25% senior notes due 2024. On February 22, 2017, Medley LLC completed a registered public offering of an additional $34.5 million in aggregate principal amount of 2024 Notes. The 2024 Notes mature on January 30, 2024.

As of June 30, 2019, the outstanding senior unsecured debt balance was $118.0 million, and is reflected net of unamortized discount, premium and debt issuance costs of $4.6 million.

See Note 8, “Senior Unsecured Debt”, to MDLY’s condensed consolidated financial statements included in this Amended Joint Proxy Statement/Prospectus for additional information on the 2026 and the 2024 Notes.

Revolving Credit Facility

On August 19, 2014, MDLY entered into a $15.0 million senior secured revolving credit facility with City National Bank (as amended, the “MDLY Revolving Credit Facility”), as administrative agent and collateral agent thereunder, and the lenders from time to time party thereto. On September 22, 2017 MDLY amended the MDLY Revolving Credit Facility to, among other things, extend the maturity date until March 31, 2020 and provide for an incremental facility in an amount up to $10.0 million upon the satisfaction of certain customary conditions.

Effective May 13, 2019 MDLY terminated the MDLY Revolving Credit Facility. There were no early termination penalties incurred by MDLY with the termination of the MDLY Revolving Credit Facility. MDLY had not incurred any borrowings under the MDLY Revolving Credit Facility from its inception through the date of termination.

Non-Recourse Promissory Notes

In April 2012, MDLY borrowed $5.0 million under a non-recourse promissory note with a foundation, and $5.0 million under a non-recourse promissory note with a trust. These notes are scheduled to mature in December 2019.

See Note 9 “Loans Payable” to MDLY’s condensed consolidated financial statements included in this Amended Joint Proxy Statement/Prospectus for additional information regarding the promissory notes.

Cash Flows

The significant captions and amounts from MDLY’s consolidated statements of cash flows are summarized below. Negative amounts represent a net outflow, or use of cash.

	For the Six Months Ended June 30,
	2019	2018
	(in thousands)
Statements of cash flows data
Net cash (used in) provided by operating activities	$(1,369)	$7,856
Net cash provided by (used in) investing activities	70	(1,504)
Net cash used in financing activities	(5,709)	(17,817)
Net decrease in cash and cash equivalents	$(7,008)	$(11,465)

Operating Activities

MDLY’s net cash outflow from operating activities was $1.4 million during the six months ended June 30, 2019. During the six months ended June 30, 2019, net cash used in operating activities was attributed to a net loss of $3.0 million, non-cash adjustments of $8.7 million and a net decrease in operating assets and liabilities of $7.1 million driven primarily by bonus payments of $6.5 million.

Investing Activities

MDLY’s investing activities generally reflect cash used to acquire fixed assets, purchase investments, and make capital contributions to MDLY’s equity method investments. Cash provided by MDLY’s investing activities generally reflect return of capital distributions received from MDLY’s investment held at cost less impairment. During the six months ended June 30, 2019, distributions from MDLY’s investment held at cost less impairment were $0.1 million.

Financing Activities

Dividend payments during the six months ended June 30, 2019 were $0.2 million. Distributions to non-controlling interests and redeemable non-controlling interests were $2.5 million for the six months ended June 30, 2019. Payments to a former minority interest holder in connection with MDLY’s redemption of the former minority interest holder’s membership units in one of its subsidiaries was $2.6 million during the six months ended June 30, 2019. In addition, payments of tax withholdings related to net share settlement of restricted stock units represented outflows of $0.3 million for the six months ended June 30, 2019.

Sources and Uses of Liquidity

MDLY’s sources of liquidity are (i) cash on hand, (ii) net working capital, (iii) cash flows from operations, (iv) realizations on MDLY’s investments, (v) issuances of publicly-registered debt and (vi) other potential financings. MDLY believes that these sources of liquidity will be sufficient to fund MDLY’s working capital requirements and to meet MDLY’s commitments in the foreseeable future. MDLY expects that its primary liquidity needs will be comprised of cash to (i) provide capital to facilitate the growth of MDLY’s existing investment management business, (ii) fund MDLY’s commitments to funds that MDLY advises, (iii) provide capital to facilitate MDLY’s expansion into businesses that are complementary to its existing investment management business, (iv) pay operating expenses, including cash compensation to MDLY’s employees and payments under the TRA, (v) fund capital expenditures, (vi) pay income taxes, and (vii) make distributions to MDLY Stockholders in accordance with its dividend policy.

MDLY’s ability to fund cash dividends to MDLY Stockholders is dependent on a myriad of factors, including among others: general economic and business conditions; MDLY’s strategic plans and prospects; MDLY’s business and investment opportunities; timing of capital calls by MDLY’s funds in support of its commitments; MDLY’s financial condition and operating results; working capital requirements and other anticipated cash needs; contractual restrictions and obligations; legal, tax and regulatory restrictions; restrictions on the payment of distributions by MDLY’s subsidiaries to MDLY; and other relevant factors.

Critical Accounting Policies

MDLY prepares its consolidated financial statements in accordance with U.S. GAAP. In applying many of these accounting principles, MDLY needs to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in MDLY’s consolidated financial statements. MDLY bases its estimates and judgments on historical experience and other assumptions that MDLY believes are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from MDLY’s assumptions and estimates. If actual amounts are ultimately different from MDLY’s estimates, the revisions are included in its results of operations for the period in which the actual amounts become known. MDLY believes the following critical accounting policies could potentially produce materially different results if MDLY were to change underlying assumptions, estimates or judgments. See Note 2, “Summary of Significant Accounting Policies,” to MDLY’s unaudited condensed consolidated financial statements included in this Amended Joint Proxy Statement/Prospectus for a summary of MDLY’s significant accounting policies.

Principles of Consolidation

In accordance with ASC 810, Consolidation, MDLY consolidates those entities where MDLY has a direct and indirect controlling financial interest based on either a variable interest model or voting interest model. As such, MDLY consolidates entities that MDLY concludes are VIEs, for which it is deemed to be the primary beneficiary and entities in which MDLY holds a majority voting interest or have majority ownership and control over the operational, financial and investing decisions of that entity.

For legal entities evaluated for consolidation, MDLY must determine whether the interests that it holds and fees paid to it qualify as a variable interest in an entity. This includes an evaluation of the management fees and performance fees paid to MDLY when acting as a decision maker or service provider to the entity being evaluated. Fees received by MDLY that are customary and commensurate with the level of services provided, and MDLY does not hold other economic interests in the entity that would absorb more than an insignificant amount of the expected losses or returns of the entity, would not be considered a variable interest. MDLY factors in all economic interests including proportionate interests through related parties, to determine if fees are considered a variable interest.

An entity in which MDLY holds a variable interest is a VIE if any one of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support, (b) the holders of equity investment at risk have the right to direct the activities of the entity that most significantly impact the legal entity’s economic performance, or (c) the voting rights of some investors are disproportionate to their obligation to absorb losses or rights to receive returns from a legal entity. For limited partnerships and other similar entities, non-controlling investors must have substantive rights to either dissolve the fund or remove the general partner (“kick-out rights”) in order to qualify as a VIE.

For those entities that qualify as a VIE, the primary beneficiary is generally defined as the party who has a controlling financial interest in the VIE. MDLY is generally deemed to have a controlling financial interest if MDLY has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. MDLY determines whether it is the primary beneficiary of a VIE at the time MDLY becomes initially involved with the VIE and MDLY reconsiders that conclusion continuously. The primary beneficiary evaluation is generally performed qualitatively on the basis of all facts and circumstances. However, quantitative information may also be considered in the analysis, as appropriate. These assessments require judgments. Each entity is assessed for consolidation on a case-by-case basis.

For those entities evaluated under the voting interest model, MDLY consolidates the entity if it has a controlling financial interest. MDLY has a controlling financial interest in a voting interest entity (“VOE”) if it owns a majority voting interest in the entity.

Performance Fees

Performance fees are contractual fees which do not represent a capital allocation of income to the general partner or investment manager that are earned based on the performance of certain funds, typically, MDLY’s separately managed accounts. Performance fees are earned based on the fund performance during the period, subject to the achievement of minimum return levels in accordance with the respective terms set out in each fund’s investment management agreement. MDLY accounts for performance fees in accordance with ASC 606, Revenue from Contracts with Customers, and it will only recognize performance fees when it is probable that a significant reversal of such fees will not occur in the future.

Carried Interest

Carried interest are performance based fees that represent a capital allocation of income to the general partner or investment manager. Carried interest is allocated to MDLY based on cumulative fund performance to date, subject to the achievement of minimum return levels in accordance with the respective terms set out in each fund’s governing documents.

Effective January 1, 2018, MDLY accounts for carried interest under, ASC 323, Investments-Equity Method and Joint Ventures. Under this standard, MDLY records carried interest in a consistent manner as it historically had which is based upon an assumed liquidation of that fund’s net assets as of the reporting date, regardless of whether such amounts have been realized. For any given period, carried interest on MDLY’s condensed consolidated statements of operations may include reversals of previously recognized carried interest due to a decrease in the value of a particular fund that results in a decrease of cumulative fees earned to date. Since fund return hurdles are cumulative, previously recognized carried interest also may be reversed in a period of appreciation that is lower than the particular fund’s hurdle rate.

Carried interest received in prior periods may be required to be returned by MDLY in future periods if the funds’ investment performance declines below certain levels. Each fund is considered separately in this regard and, for a given fund, carried interest can never be negative over the life of a fund. If upon a hypothetical liquidation of a fund’s investments, at their then current fair values, previously recognized and distributed carried interest would be required to be returned, a liability is established for the potential clawback obligation. MDLY’s actual obligation, however, would not become payable or realized until the end of a fund’s life.

Income Taxes

MDLY accounts for income taxes using the asset and liability approach, which requires the recognition of tax benefits or expenses for temporary differences between the financial reporting and tax basis of assets and liabilities. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized. MDLY also recognizes a tax benefit from uncertain tax positions only if it is “more likely than not” that the position is sustainable based on its technical merits. MDLY’s policy is to recognize interest and penalties on uncertain tax positions and other tax matters as a component of income tax expense. For interim periods, MDLY accounts for income taxes based on MDLY’s estimate of the effective tax rate for the year. Discrete items and changes in MDLY’s estimate of the annual effective tax rate are recorded in the period they occur.

MDLY is subject to U.S. federal, state and local corporate income taxes on its allocable portion of taxable income from Medley LLC at prevailing corporate tax rates, which are reflected in itsunaudited condensed consolidated financial statements included in this Form 10-Q. Medley LLC and its subsidiaries are not subject to federal, state and local corporate income taxes since all income, gains and losses are passed through to its members. However, Medley LLC and its subsidiaries are subject to New York City’s unincorporated business tax, which is included in MDLY’s provision for income taxes.

MDLY analyzes its tax filing positions in all of the U.S. federal, state and local tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. If, based on this analysis, MDLY determines that uncertainties in tax positions exist, a liability is established.

Stock-based Compensation

MDLY accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provision of this guidance, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period and reduced for actual forfeitures in the period they occur. Stock-based compensation is included as a component of compensation and benefits in MDLY’s consolidated statements of operations.

Recent Accounting Pronouncements

Information regarding recent accounting pronouncements and their impact on MDLY can be found in Note 2, “Summary of Significant Accounting Policies,” to MDLY’s unaudited condensed consolidated financial statements included in this Amended Joint Proxy Statement/Prospectus.

Off-Balance Sheet Arrangements

In the normal course of business, MDLY may engage in off-balance sheet arrangements, including transactions in guarantees, commitments, indemnifications and potential contingent repayment obligations.

See Note 12, “Commitments and Contingencies,” to MDLY’s unaudited condensed consolidated financial statements included in this Amended Joint Proxy Statement/Prospectus for a discussion of MDLY’s commitments and contingencies.

Contractual Obligations

The following table sets forth information relating to MDLY’s contractual obligations as of June 30, 2019.

	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years	Total
	(in thousands)
Medley Obligations
Operating lease obligations(1)	$2,751	$5,162	$3,042	$—	$10,955
Loans payable(2)	10,000	—	—	—	10,000
Senior unsecured debt(3)	—	—	69,000	53,595	122,595
Payable to former minority interest holder of SIC Advisors LLC (Note 10)	3,500	7,000	875	—	11,375
Revenue share payable	1,146	1,481	—	—	2,627
Capital commitments to funds(4)	256	—	—	—	256
Total	$17,653	$13,643	$72,917	$53,595	$157,808

____________

(1)      MDLY leases office space in New York and San Francisco under non-cancelable lease agreements. The amounts in this table represent the minimum lease payments required over the term of the lease, and include operating leases for office equipment.

(2)      MDLY has included all loans described in Note 9, “Loans Payable,” to MDLY’s unaudited condensed consolidated financial statements included in this Amended Joint Proxy Statement/Prospectus.

(3)      MDLY has included all its obligations described in Note 8, “Senior Unsecured Debt,” to MDLY’s unaudited condensed consolidated financial statements included in this Amended Joint Proxy Statement/Prospectus. In addition to the principal amounts above, the MDLY is required to make quarterly interest payments of $1.2 million related to MDLY’s 2024 Notes and $0.9 million related to MDLY’s 2026 Notes.

(4)      Represents equity commitments by MDLY to certain long-dated private funds managed by MDLY. These amounts are generally due on demand and are therefore presented in the less than one year category.

Indemnifications

In the normal course of business, MDLY enters into contracts that contain indemnities for MDLY’s affiliates, persons acting on its behalf or such affiliates and third parties. The terms of the indemnities vary from contract to contract and the maximum exposure under these arrangements, if any, cannot be determined and has neither been recorded in MDLY’s consolidated financial statements. As of June 30, 2019, MDLY has not had prior claims or losses pursuant to these contracts and expect the risk of loss to be remote.

Contingent Obligations

The partnership documents governing MDLY’s funds generally include a clawback provision that, if triggered, may give rise to a contingent obligation that may require the general partner to return amounts to the fund for distribution to investors. Therefore, carried interest, generally, is subject to reversal in the event that the funds incur future losses. These losses are limited to the extent of the cumulative carried interest recognized in income to date, net of a portion of taxes paid. Due in part to MDLY’s investment performance and the fact that its carried interest is generally determined on a liquidation basis, as of June 30, 2019, MDLY accrued $7.2 million for clawback obligations that would need to be paid had the funds been liquidated as of that date. There can be no assurance that MDLY will not incur additional clawback obligations in the future. If all of the existing investments were valued at $0, the amount of cumulative carried interest that has been recognized would be reversed. MDLY believes that the possibility of all of the existing investments becoming worthless is remote. At June 30, 2019, had MDLY assumed all existing investments were valued at $0, the net amount of carried interest subject to additional reversal would have been approximately $0.9 million.

Carried interest is also affected by changes in the fair values of the underlying investments in the funds that MDLY advises. Valuations, on an unrealized basis, can be significantly affected by a variety of external factors including, but not limited to, bond yields and industry trading multiples. Under the governing agreements of certain of MDLY’s funds, MDLY may have to fund additional amounts on account of clawback obligations beyond what MDLY received in performance fee compensation on account of distributions of performance fee payments made to current or former professionals from such funds if they do not fund their respective shares of such clawback obligations. MDLY will generally retain the right to pursue any remedies that MDLY has under such governing agreements against those carried interest recipients who fail to fund their obligations.

Additionally, at the end of the life of the funds, there could be a payment due to a fund by MDLY if it has recognized more carried interest than was ultimately earned. The general partner obligation amount, if any, will depend on final realized values of investments at the end of the life of the fund.

Recent Developments

On July 29, 2019, MDLY entered into the Amended MDLY Merger Agreement, by and among MDLY, Sierra, and Merger Sub, pursuant to which MDLY will, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub with Merger Sub as the surviving company in the MDLY Merger. In the MDLY Merger, each share of MDLY Class A Common stock, issued and outstanding immediately prior to the MDLY Merger Effective Time, other than the Excluded MDLY Shares and any Dissenting Shares, held, immediately prior to the MDLY Merger Effective Time, by any person other than a Medley LLC Unitholder, will be converted into the right to receive (i) 0.2668 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.96 per share. In addition, in the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than the Excluded MDLY Shares and any Dissenting Shares, held, immediately prior to the MDLY Merger Effective Time, by a Medley LLC Unitholder will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share. Each share of MDLY Class B Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than any Dissenting Shares, will be canceled without consideration therefor.

In addition, on July 29, 2019, MCC and Sierra announced the execution of the Amended MCC Merger Agreement, dated as of July 29, 2019, by an between MCC and Sierra, pursuant to which MCC will, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger. In the MCC Merger, each share of MCC Common Stock (other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive (i) 0.68 shares of Sierra Common Stock if the attorneys’ fees of plaintiffs’ counsel and litigation expenses paid or incurred by plaintiffs’ counsel or advanced by plaintiffs in connection with the MCC Stockholder Action are less than or equal to $10,000,000; (ii) 0.66 shares of Sierra Common Stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000; (iii) between 0.68 and 0.66 per share of Sierra Common Stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000; or (iv) 0.66 shares of Sierra Common Stock in the event that the Plaintiff Attorney Fees are not determined prior to MCC Merger Closing; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock.

Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. If both Mergers are successfully consummated, Sierra Common Stock would be listed on the NYSE, with such listing expected to be effective as of the closing date of the Mergers, and Sierra Common Stock will be listed on the TASE, with such listing expected to be effective as of the closing date of the MCC Merger. If, however, only the MDLY Merger is consummated, Sierra Common Stock would be listed on the NYSE. If both Mergers are successfully consummated, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by MCC Advisors, its wholly controlled adviser subsidiary. If the MDLY Merger is consummated and the MCC Merger is not consummated, while the investment portfolios of MCC and Sierra would not be combined, the investment management function relating to the operation of the Sierra, as the surviving company, would still be internalized and would be managed by MCC Advisors.

MANAGEMENT OF MDLY

Directors and Executive Officers

The following table sets forth certain information about MDLY directors and executive officers.

Name	Age	Position
Brook Taube	49	Co-Chief Executive Officer and Co-Chairman of the MDLY Board
Seth Taube	49	Co-Chief Executive Officer and Co-Chairman of the MDLY Board
Jeffrey Tonkel	48	President and Director
James G. Eaton	42	Director
Jeffrey T. Leeds	63	Director
Guy Rounsaville, Jr.	75	Director
Richard T. Allorto, Jr.	47	Chief Financial Officer
John D. Fredericks	55	General Counsel and Secretary

Directors

Brook Taube, 49, co-founded Medley in 2006 and has served as MDLY’s Co-Chief Executive Officer since then and as Co-Chairman of the MDLY Board since its formation. He has also served as Chief Executive Officer and Chairman of the MCC Board since 2011, has served on the Sierra Board since its inception in 2012 and the Board of Trustees of Sierra Total Return Fund since its inception in 2016. Prior to forming Medley, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube began his career at Bankers Trust in leveraged finance in 1992. Mr. Taube received a B.A. from Harvard University.

Seth Taube, 49, co-founded Medley in 2006 and has served as MDLY’s Co-Chief Executive Officer since then and as Co-Chairman of the MDLY Board since its formation. He has also served as Chief Executive Officer and Chairman of the Sierra Board since its inception in 2012, Chief Executive Officer and Chairman of the Board of Trustees of Sierra Total Return Fund since its inception in 2016 and on the MCC Board since its inception in 2011. Prior to forming Medley, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube previously worked with Tiger Management and held positions with Morgan Stanley & Co. in the Investment Banking and Institutional Equity Divisions. Mr. Taube received a B.A. from Harvard University, an M. Litt. in Economics from St. Andrew’s University in Great Britain, where he was a Rotary Foundation Fellow, and an M.B.A. from the Wharton School at the University of Pennsylvania.

Jeffrey Tonkel, 48, joined Medley in 2011 and has served as President and as a member of the MDLY Board since its formation. He has also served as President of Sierra since July 2013, President of Sierra Total Return Fund since 2016 and as a member of the MCC Board since February 2014. Prior to joining Medley, Mr. Tonkel was a Managing Director with JPMorgan from January 2010 to November 2011, where he was Chief Financial Officer of a global financing and markets business. Prior to JPMorgan, Mr. Tonkel was a Managing Director, Principal Investments, with Friedman Billings Ramsey, where he focused on merchant banking and corporate development investments in diversified industrials, energy, real estate and specialty finance. Mr. Tonkel began his investment career with Summit Partners. Mr. Tonkel received a B.A. from Harvard University and an M.B.A. from Harvard Business School.

James G. Eaton, 42, is a partner of JJR Private Capital, was a co-founder of Nuuvera Inc., and also serves on the boards of JC Clark Ltd. and Dream Unlimited Corp. Mr. Eaton is the President of Weatons Holdings, a Canadian private holding company, and has been active in the founding, growth and divestiture stages of the Weatons portfolio companies across a wide variety of industries. Mr. Eaton’s responsibilities at Weatons include overseeing numerous private investments and a portfolio of listed securities. In addition to chairing the Invictus Games Toronto 2017, Mr. Eaton is a founding director of the True Patriot Love Foundation and serves as trustee of the John David and Signy Eaton Foundation. Mr. Eaton holds a B.A. from the University of Colorado at Boulder. In 2012, Mr. Eaton was awarded a Queen Elizabeth II Jubilee Medal honoring significant contributions and achievements by Canadians.

Jeffrey T. Leeds, 63, has been a member of the MDLY Board since September 2014. Mr. Leeds is President and Co-Founder of Leeds Equity Partners, LLC, a private equity investment firm focused on the knowledge sector. Mr. Leeds also serves as a director of BARBRI, Endeavor Schools, LLC, Exterro, Fusion Education Group, Knowledge Factor, INTO University Partnerships, LRN, Simplify Compliance Holdings, LLC and RealPage, Inc., where he chairs the Nominating and Governance Committee. Prior to co-founding Leeds Equity in 1993, Mr. Leeds worked at Lazard Frères & Co., specializing in mergers and acquisitions and corporate finance from 1986 to 1992. Prior to joining Lazard, Mr. Leeds served as a law clerk to the Hon. William J. Brennan, Jr. of the Supreme Court of the United States. From 1983 to 1985, Mr. Leeds worked in the corporate department of the law firm of Cravath, Swaine & Moore in New York. He was the founding chairman of the Green Dot New York Charter School and currently serves as a member of the Board of Visitors for the Colin L. Powell School for Civil and Global Leadership at the City College of New York. Mr. Leeds received a B.A. from Yale University, attended Oxford University as a Marshall Scholar and received a J.D. from Harvard Law School.

Guy Rounsaville, Jr., 75, has been a member of the MDLY Board since September 2014. Mr. Rounsaville is currently the General Counsel of QueensCare, a California not-for-profit organization that specializes in providing medical care to low income and indigent individuals in the Los Angeles area. He also is currently a member of the board of directors of Colorado National Bank and was previously a director of Tri-Valley Bank, First Banks, Inc. and United American Bank. Mr. Rounsaville served as Director of Diversity of the law firm Allen Matkins Leck Gamble Mallory & Natsis LLP from 2009 until May 2012 and as co-managing partner of their San Francisco office from 1999 to 2001. Mr. Rounsaville served as General Counsel and Corporate Secretary of LaSalle Bank from 2006 until it was acquired by Bank of America in October 2007, after which he served, for transition purposes, as Bank of America’s Senior Vice President and Assistant General Counsel until May 2008. From 2001 to 2006, Mr. Rounsaville served as General Counsel and Corporate Secretary of Visa International. Prior to that, Mr. Rounsaville served in several roles at Wells Fargo from 1969 through 1998, including General Counsel and Corporate Secretary. Mr. Rounsaville has served on numerous civic and professional committees and boards. He received a B.A. from Stanford University and a J.D. from Hastings College of the Law.

Executive Officers

Richard T. Allorto, Jr., 47, has served as MDLY’s Chief Financial Officer since July 2010. Mr. Allorto is responsible for the financial operations of the various private funds managed by MDLY. Mr. Allorto has also served as the Chief Financial Officer and Secretary of MCC since January 2011. Mr. Allorto also served as Chief Financial Officer, Treasurer and Secretary of Sierra from April 2012 until November 2016 and was re-appointed to such positions in July 2018. Prior to joining Medley, Mr. Allorto held various positions at GSC Group, Inc., a registered investment adviser, including, most recently as Chief Financial Officer of a publicly traded business development company that was externally managed by GSC Group. Prior to GSC Group, Mr. Allorto was an Audit Supervisor at Arthur Andersen. Mr. Allorto received a B.S. in Accounting from Seton Hall University and is a licensed CPA.

John D. Fredericks, 55, has served as MDLY’s General Counsel since June 2013. Mr. Fredericks has also served as the Chief Compliance Officer of MCC and Sierra since February 2014 and as the Chief Compliance Officer of Sierra Total Return Fund since 2016. Prior to joining Medley, Mr. Fredericks was a partner with Winston & Strawn, LLP from February 2003 to May 2013, where he was a member of the firm’s restructuring and insolvency and corporate lending groups. Before joining Winston & Strawn, LLP, from 2000 to 2003, Mr. Fredericks was a partner with Murphy Sheneman Julian & Rogers and, from 1993 to 2000, an associate at Murphy, Weir & Butler. Mr. Fredericks was admitted to the California State Bar in 1993. Mr. Fredericks received a B.A. from the University of California Santa Cruz and a J.D. from the University of San Francisco.

Board Structure

The MDLY Board does not have a policy on whether or not the roles of the Chief Executive Officer and Chairman should be separate. The MDLY Board evaluates relevant factors and determines the best leadership structure for MDLY’s operating and governance environment at the time. The MDLY Board believes that having combined Co-Chairmen and Co-Chief Executive Officers is the appropriate leadership structure for MDLY at this time. As the Co-Chairmen and Co-Chief Executive Officers, Mr. Brook and Mr. Seth Taube are able to draw on their knowledge and expertise related to MDLY’s daily operations, industry and competitive developments to set the agenda for the MDLY Board and ensure the appropriate focus on issues of concern to MDLY. Furthermore, the MDLY Board believes that combining these roles enables decisive leadership, ensures clear accountability and facilitates information flow between management and the MDLY Board, all of which are essential to effective governance. The MDLY Board has not formally designated a lead independent director.

Controlled Company Status

Medley Group LLC, an entity owned by MDLY’s pre-IPO owners, holds more than a majority of the voting power of its common stock eligible to vote in the election of MDLY’s directors. As a result, MDLY is a “controlled company” within the meaning of the NYSE’s corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company entitled to vote for the election of directors is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of the board of directors consist of independent directors, (2) that the board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that the board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. MDLY is utilizing these exemptions. As a result, the majority of MDLY’s directors on the MDLY Board are not independent and the MDLY Compensation Committee and the MDLY Corporate Governance and Nominating Committee are not comprised entirely of independent directors. Accordingly, MDLY Stockholders do not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that MDLY ceases to be a “controlled company” and its shares continue to be listed on the NYSE, MDLY will be required to comply with these provisions within the applicable transition periods.

Family Relationships of Directors and Executive Officers

Mr. Brook and Mr. Seth Taube, each a Co-Chief Executive Officer and a Co-Chairman of the MDLY Board, are brothers. There are no other family relationships among any of MDLY’s directors or executive officers.

Board of Directors’ Role in Risk Oversight

The MDLY Board has overall responsibility for risk oversight, including, as part of regular MDLY Board and committee meetings, general oversight of executives’ management of risks relevant to MDLY. A fundamental part of risk oversight is not only understanding the material risks a company faces and the steps management is taking to manage those risks, but also understanding what level of risk is appropriate for MDLY. Each quarter, the MDLY Board receives presentations from senior management on matters involving MDLY’s operations and considers the risks related to strategies and business plans.

In addition, the MDLY Board committees consider the risks within their respective areas of responsibility. The MDLY Audit Committee assists the MDLY Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements, and, in accordance with NYSE requirements, discusses with management policies with respect to risk assessment and risk management. The MDLY Compensation Committee assists the MDLY Board in fulfilling its oversight responsibilities with respect to the management of risks arising from MDLY’s compensation policies and programs and reviews and discusses with management MDLY’s compensation policies and practices and management’s assessment of whether any risks arising from such policies and practices are reasonably likely to have a material adverse effect on MDLY. The Corporate Governance and Nominating Committee assists the MDLY Board in fulfilling its oversight responsibilities with respect to the management of risks associated with the MDLY Board and MDLY Board committee organization, membership and structure, succession planning and corporate governance matters.

The MDLY Board believes that this role in risk oversight is appropriate. MDLY believes that it has robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect MDLY can be identified or eliminated and some risks are beyond the control of MDLY and its service providers.

MDLY recognizes that different board roles in risk oversight are appropriate for companies in different situations. MDLY re-examines the manners in which the MDLY Board administers its oversight function on an ongoing basis to ensure that it continues to meet MDLY’s needs.

Board Committees and Meetings

The following table summarizes the current membership of each of the MDLY Board’s committees.

	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	MDLY Special Committee
Brook Taube		X	X
Seth Taube		X	X
Jeffrey T. Leeds	Chair	Chair		Chair
Guy Rounsaville, Jr.	X		Chair	X
James G. Eaton	X		X	X
Jeffrey Tonkel

All directors are expected to make every effort to attend all meetings of the MDLY Board, meetings of the committees of which they are members, and the annual meeting of stockholders. During the year ended December 31, 2018, the MDLY Board held sixteen meetings, the Audit Committee held five meetings, and the Compensation Committee held two meetings. The Corporate Governance and Nominating Committee did not hold any meetings in 2018. In 2018, each of MDLY’s directors attended at least 90% of the meetings of the MDLY Board and committees that occurred during the time in which he served as a member of the MDLY Board or such committee. Each MDLY director is strongly encouraged, but is not required, to attend the MDLY annual meeting of MDLY Stockholders. MDLY did not hold an annual meeting of stockholders in 2018.

Committee Charters and Corporate Governance Guidelines

MDLY’s commitment to good corporate governance is reflected in MDLY Corporate Governance Guidelines, which describe the MDLY Board’s views on a wide range of governance topics. These MDLY Corporate Governance Guidelines are reviewed from time to time by the MDLY Board and, to the extent deemed appropriate in light of emerging practices, revised accordingly, upon recommendation to and approval by the MDLY Board.

MDLY’s Corporate Governance Guidelines, the Audit Committee, the Compensation and Corporate Governance and Nominating Committee charters and other corporate governance information are available on the Corporate Governance page of the Investor Relations section on MDLY’s website at www.mdly.com. Any MDLY Stockholder also may request them in print, without charge, by contacting the General Counsel and Secretary, MDLY, 280 Park Avenue, 6th Floor East, New York, New York 10017.

Committee Membership

Audit Committee — All members of the Audit Committee have been determined to be “independent,” consistent with the Audit Committee Charter, Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors in general and audit committees in particular. The MDLY Board also has determined that each of the members of the Audit Committee is “financially literate” within the meaning of the listing standards of the NYSE. In addition, the MDLY Board has determined that Jeffrey T. Leeds qualifies as an “audit committee financial expert” as defined by applicable SEC regulations.

The duties and responsibilities of the Audit Committee are set forth in its charter, which may be found at www.mdly.com under Investor Relations: Corporate Governance: Committee Charters: Audit, and include among duties and responsibilities:

•        selecting and hiring MDLY’s independent auditors, and approving the audit and non-audit services to be performed by its independent auditors;

•        assisting the MDLY Board in evaluating the qualifications, performance and independence of its independent auditors;

•        assisting the MDLY Board in monitoring the quality and integrity of MDLY’s financial statements and its accounting and financial reporting;

•        assisting the MDLY Board in monitoring MDLY’s compliance with legal and regulatory requirements;

•        reviewing the adequacy and effectiveness of MDLY’s internal control over financial reporting processes;

•        assisting the MDLY Board in monitoring the performance of MDLY’s internal audit function;

•        monitoring the performance of MDLY’s internal audit function;

•        reviewing with management and MDLY’s independent auditors its annual and quarterly financial statements; and

•        reviewing and evaluating complaints received by MDLY regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by MDLY’s employees of concerns regarding questionable accounting or auditing matters.

With respect to MDLY’s reporting and disclosure matters, the responsibilities and duties of the MDLY Audit Committee include reviewing and discussing with management and the independent registered public accounting firm its annual audited financial statements prior to inclusion in its Annual Report on Form 10-K, its quarterly financial statements and other public filings in accordance with applicable rules and regulations of the SEC and the MDLY Audit Committee Charter.

On behalf of the MDLY Board, the Audit Committee plays a key role in the oversight of MDLY’s risk management policies and procedures. See “— Board of Directors’ Role in Risk Oversight” above.

Compensation Committee — Mr. Jeffrey T. Leeds has been determined to be “independent” as defined by Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors generally and compensation committees specifically. The other members of the Compensation Committee, Messrs. Brook and Seth Taube have not been determined by the MDLY Board to be independent.

The duties and responsibilities of the Compensation Committee are set forth in its charter, which may be found at www.mdly.com under Investor Relations: Corporate Governance: Committee Charters: Compensation, and include, among other duties and responsibilities:

•        reviewing and approving corporate goals and objectives relevant to the compensation of MDLY’s Co-Chief Executive Officers, evaluating its Co-Chief Executive Officers’ performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving its Co-Chief Executive Officers’ compensation level based on such evaluation;

•        reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of MDLY’s other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•        reviewing and recommending the compensation of MDLY’s directors; and

•        reviewing and making recommendations with respect to MDLY’s equity compensation plans.

With respect to MDLY’s reporting and disclosure matters, the responsibilities and duties of the Compensation Committee include overseeing the preparation of the Compensation Discussion and Analysis, to the extent applicable, for inclusion in MDLY’s Annual Proxy Statement and Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC. The charter of the Compensation Committee permits the committee to delegate any or all of its authority to one or more subcommittees and to delegate to one or more of MDLY’s officers the authority to make awards to employees other than any Section 16 officer under MDLY’s incentive compensation or other equity-based plan, subject to compliance with the plan and the laws of its state of incorporation.

The Compensation Committee has the authority under its charter to retain outside consultants or advisors, as it deems necessary or advisable.

Corporate Governance and Nominating Committee — Mr. Rounsaville is a member of the Corporate Governance and Nominating Committee who has been determined to be “independent” as defined by the Corporate Governance Guidelines and the NYSE listing standards. The other members of the Corporate Governance and Nominating Committee, Messrs. Brook and Seth Taube, have not been determined by the MDLY Board to be independent.

The duties and responsibilities of the Corporate Governance and Nominating Committee are set forth in its charter, which may be found at www.mdly.com under Investor Relations: Corporate Governance: Committee Charters: Corporate Governance and Nominating, and include, among other duties and responsibilities:

•        assisting the MDLY Board in identifying prospective director nominees and recommending nominees to the MDLY Board;

•        overseeing the evaluation of the MDLY Board and management;

•        reviewing developments in corporate governance practices and developing and making recommendations to the MDLY Board with respect to MDLY’s corporate governance guidelines; and

•        recommending members for each committee of the MDLY Board.

Director Nomination Process

The Corporate Governance and Nominating Committee weighs the characteristics, experience, independence and skills of potential candidates for election to the MDLY Board and recommends nominees for director to the MDLY Board for election. In considering candidates for the MDLY Board, the Corporate Governance and Nominating Committee also assesses the size, composition and combined expertise of the MDLY Board. As the application of these factors involves the exercise of judgment, the Corporate Governance and Nominating Committee does not have a standard set of fixed qualifications that is applicable to all director candidates, although the Corporate Governance and Nominating Committee does at a minimum assess each candidate’s strength of character, judgment, industry knowledge or experience, his or her ability to work collegially with the other members of the MDLY Board and his or her ability to satisfy any applicable legal requirements or listing standards. In addition, although the MDLY Board considers diversity of viewpoints, background and experiences, the MDLY Board does not have a formal diversity policy. In identifying prospective director candidates, the Corporate Governance and Nominating Committee may seek referrals from other members of the MDLY Board, management, MDLY Stockholders and other sources, including third party recommendations. The Corporate Governance and Nominating Committee also may, but need not, retain a search firm in order to assist it in identifying candidates to serve as directors of MDLY. The MDLY Corporate Governance and Nominating Committee utilizes the same criteria for evaluating candidates regardless of the source of the referral. When considering director candidates, the Corporate Governance and Nominating Committee seeks individuals with backgrounds and qualities that, when combined with those of MDLY’s incumbent directors, provide a blend of skills and experience to further enhance MDLY Board’s effectiveness.

In connection with its annual recommendation of a slate of nominees, the MDLY Corporate Governance and Nominating Committee also may assess the contributions of those directors recommended for re-election in the context of the MDLY Board evaluation process and other perceived needs of the MDLY Board.

When considering whether the directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the MDLY Board to satisfy its oversight responsibilities effectively in light of MDLY’s business and structure, the MDLY Board focused primarily on the information discussed in each of the MDLY Board member’s biographical information set forth above. MDLY believes that its directors provide an appropriate mix of experience and skills relevant to the size and nature of its business. In particular, the members of the MDLY Board considered the following important characteristics:

•        Mr. Brook Taube and Mr. Seth Taube — MDLY considered that these two individuals have played an integral role in its firm’s successful growth, and that each has developed a unique and in-depth understanding of its business. MDLY also noted that these two individuals are its largest equity owners and, as a consequence of such alignment of interest with its other equity owners, each has additional motivation to diligently fulfill his oversight responsibilities as a member of the MDLY Board.

•        Mr. Tonkel — MDLY considered his extensive experience in various senior leadership roles in the financial services industry, including his role as a Managing Director with JPMorgan where he was the Chief Financial Officer of a global financing and markets business, as well as his familiarity with MDLY business and operations as President of Medley and Sierra and a member of the MCC Board.

•        Mr. Leeds — MDLY considered his extensive experience in private equity investing, investment banking and law, along with his prior experience as a board member of various institutions.

•        Mr. Rounsaville, Jr. — MDLY considered his background in law, banking and lending, including his extensive experience serving in general counsel, corporate secretary and board member roles at several financial institutions.

•        Mr. Eaton — MDLY considered his background in finance and financial services, owing to his extensive experience as president of a private holding company and investment adviser and board member roles.

The MDLY Corporate Governance and Nominating Committee will consider director candidates recommended by MDLY Stockholders. Any recommendation submitted to the Secretary of MDLY should be in writing and should include any supporting material the MDLY Stockholder considers appropriate in support of that recommendation, but must include information that would be required under the rules of the SEC to be included in a proxy statement soliciting proxies for the election of such candidate and a written consent of the candidate to serve as one of MDLY’s directors if elected. MDLY Stockholders wishing to propose a candidate for consideration may do so by submitting the above information to the attention of the General Counsel and Secretary, Medley Management Inc., 280 Park Avenue, 6th Floor East, New York, New York 10017. All recommendations for nomination received by the General Counsel and Secretary that satisfy the MDLY Bylaws requirements relating to such director nominations will be presented to the MDLY Corporate Governance and Nominating Committee for its consideration. MDLY Stockholders also must satisfy the notification, timeliness, consent and information requirements set forth in the MDLY Bylaws.

MDLY Special Committee

The MDLY Special Committee was granted the authority to, among other things, evaluate and review the terms and conditions of the Mergers or any alternative thereto and determine whether the Mergers or any alternative thereto is advisable and is fair to, and in the best interests of, MDLY and the MDLY Stockholders (or any subset of the MDLY Stockholders that the MDLY Special Committee determines to be appropriate) in connection with the Mergers. The MDLY Special Committee had the authority to select and retain, in its sole discretion, any advisers that they deemed appropriate, including their own independent financial and legal advisors. The current members of the MDLY Special Committee are Jeffrey T. Leeds, Guy Rounsaville, Jr., and James G. Eaton, each of whom is not an interested person of MDLY for purposes of the NYSE corporate governance listing standards. Jeffrey T. Leeds serves as the chair of the MDLY Special Committee.

Communications with the Board

As described in the MDLY Corporate Governance Guidelines, MDLY Stockholders and other interested parties who wish to communicate with a member or members of the MDLY Board, including the chairperson of the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, or the MDLY Special Committee or to the non-management or independent directors as a group, may do so by addressing such communications or concerns to the General Counsel of MDLY, at Medley Management Inc., 280 Park Avenue, 6th Floor East, New York, New York 10017, who will forward such communication to the appropriate party.

Compensation Committee Interlocks and Insider Participation

During the 2018 fiscal year, the members of the Compensation Committee were Mr. Leeds, Mr. Brook Taube (MDLY’s Co-Chief Executive Officer) and Mr. Seth Taube (MDLY’s Co-Chief Executive Officer). None of MDLY’s executive officers serve as a member of the MDLY Board or the Compensation Committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on the MDLY Board or the Compensation Committee.

Section 16 Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires executive officers and directors, a company’s chief accounting officer and persons who beneficially own more than 10% of a company’s common stock, to file initial reports of ownership and reports of changes in ownership with the SEC and the NYSE. Executive officers, directors, the chief accounting officer and beneficial owners with more than 10% of MDLY Class A Common Stock are required by SEC regulations to furnish MDLY with copies of all Section 16(a) forms they file.

Based solely on MDLY’s review of copies of such reports and written representations from MDLY executive officers and directors, except as set forth below, MDLY believes that all such reporting positions complied with all other Section 16(a) filing requirements during 2018, other than two transactions (on October 19, 2018 and November 28, 2018) that were filed late in connection with 10% beneficial owner reporting persons Jacobs Asset Management, LLC, JAM Partners and Sy Jacobs.

Code of Conduct and Ethics

MDLY maintains a Code of Business Conduct and Ethics that is applicable to all of its directors, officers and employees, including its Co-Chairmen and Co-Chief Executive Officers, Chief Financial Officer and other senior financial officers. The Code of Business Conduct and Ethics sets forth its policies and expectations on a number of topics, including conflicts of interest, compliance with laws, use of MDLY’s assets and business conduct and fair dealing. This Code of Business Conduct and Ethics also satisfies the requirements for a code of ethics, as set forth in Item 406 of Regulation S-K promulgated by the SEC. MDLY will disclose within four business days any substantive changes in or waivers of the Code of Business Conduct and Ethics granted to MDLY’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on MDLY’s website as set forth above rather than by filing a Form 8-K. In the case of a waiver for an executive officer or a director, the required disclosure also will be made available on MDLY’s website within four business days of the date of such waiver.

The Code of Business Conduct and Ethics may be found on MDLY’s website at www.mdly.com under Investor Relations: Corporate Governance: Governance Documents: Code of Business Conduct and Ethics.

EXECUTIVE COMPENSATION OF MDLY

Emerging Growth Company Status

MDLY qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, also known as the JOBS Act. As a result, MDLY is permitted to, and relies on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, MDLY has not included a compensation discussion and analysis of MDLY’s executive compensation programs and has excluded tabular compensation information. However, in the interest of providing more fulsome disclosure, MDLY has included compensation information for MDLY’s Co-Chief Executive Officers, MDLY’s Chief Financial Officer and its two next most highly compensated executive officers serving at the end of the fiscal year ended December 31, 2018 (collectively referred to herein as MDLY’s “named executive officers”).

In addition to the foregoing described reduced compensation disclosure, for so long as MDLY is an emerging growth company, MDLY will not be required to submit certain executive compensation matters to MDLY Stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachute” compensation. MDLY will remain an emerging growth company until the earliest to occur of: (i) December 31, 2019; (ii) the first fiscal year after its annual gross revenues are $1.0 billion or more; (iii) the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which it becomes a “large accelerated filer,” which means that it has been public for at least 12 months, has filed at least one annual report and the market value of its voting and non-voting common equity held by non-affiliates exceeds $700 million as of the last day of its then most recently completed second fiscal quarter.

Summary Compensation Table

MDLY’s named executive officers for 2018 are:

•        Brook Taube, Co-Chief Executive Officer;

•        Seth Taube, Co-Chief Executive Officer;

•        Jeffrey Tonkel, President;

•        Richard T. Allorto, Jr., Chief Financial Officer; and

•        John D. Fredericks, General Counsel and Secretary.

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of MDLY’s named executive officers for the fiscal years indicated.

Name	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Brook Taube	2018	—	—	—	—	—	—	$49,661	$49,661
Co-Chief Executive Officer	2017	—	—	—	—	—	—	$38,686	$38,686
Seth Taube	2018	—	—	—	—	—	—	$52,719	$52,719
Co-Chief Executive Officer	2017	—	—	—	—	—	—	$39,195	$39,195
Jeffrey Tonkel	2018	—	—	—	—	—	—	$47,645	$47,645
President	2017	$225,000	—	—	—	—	—	$36,671	$261,671
Richard T. Allorto, Jr.	2018	$300,000	—	$1,065,170	—	—	—	$50,044	$1,415,214
Chief Financial Officer	2017	$300,000	—	$583,500	—	—	—	$38,605	$922,105
John D. Fredericks	2018	$300,000	$668,169	$810,111	—	—	—	$54,022	$1,832,302
General Counsel and Secretary	2017	$300,000	—	$583,500	—	—	—	$39,832	$923,332

____________

(1)      Amounts reported under Salary include guaranteed cash distributions made on membership interests in Medley LLC owned directly or indirectly by MDLY’s named executive officers. During the years ended December 31, 2018 and 2017, neither Mr. Brook Taube nor Mr. Seth Taube received any guaranteed payments. Mr. Tonkel did not receive any guaranteed payments during the year ended December 31, 2018. During the period from January 1, 2017 to September 31, 2017, Mr. Tonkel received a $25,000 monthly cash payment, included under Salary in the Summary Compensation Table. Mr. Tonkel elected not to receive any guaranteed payments during the three months ended December 31, 2017. In addition, MDLY pays to each of Mr. Allorto and Mr. Fredericks a $25,000 monthly cash payment, included under Salary in the Summary Compensation Table.

(2)      Amounts reported under Stock Awards for the year 2018 consist of Medley LLC Restricted Units granted in March and May 2018 for services rendered in 2017. Amounts reported under Stock Awards for the year 2017 consist of Medley LLC Restricted Units granted in February 2017 for services rendered in 2016. The Medley LLC Restricted Units are included at their grant date fair market value which was computed in accordance with FASB ASC Topic 718.

(3)      Amounts reported under All Other Compensation include MDLY-paid executive health insurance, MDLY 401(k) contributions, MDLY-paid life insurance premiums, MDLY-reimbursed commuting expenses and MDLY-paid professional dues.

Outstanding Equity Awards at 2018 Fiscal Year End

The following table includes information concerning stock awards that have not vested for each of MDLY’s named executive officer as of December 31, 2018.

	Option awards					Stock awards(1)
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option exercise date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market payout value of unearned shares, units or other rights that have not vested ($)
Brook Taube	—	—	—	—	—	—	—	—	—
Seth Taube	—	—	—	—	—	—	—	—	—
Jeffrey Tonkel	—	—	—	—	—	—	—	—	—
Richard T. Allorto, Jr.	—	—	—	—	—	298,000	$1,150,280	—	—
John D. Fredericks	—	—	—	—	—	258,333	$997,165	—	—

____________

(1)      Stock awards consist of Medley LLC Restricted Units of 216,333 granted on May 11, 2018, 140,000 granted on March 28, 2018, 100,000 granted on February 22, 2017 and 100,000 granted on March 17, 2016. Of the 216,333 awards granted on May 11, 2018, 158,000 will vest only upon (i) the participant’s termination without cause in connection with a change in control or (ii) provided the participant has not undergone a termination from service prior thereto, upon (a) the occurrence of a change in control or (b) death or disability of the participant. The remainder of the awards vest in three equal annual installments on each of the third, fourth and fifth anniversaries of the grant date, subject to the executive’s continued employment on the applicable vesting date. The market value of the RSUs was computed using Medley’s closing price of $3.86 per share as of December 31, 2018.

Narrative Disclosure to Summary Compensation Table

MDLY’s named executive officers are generally compensated through a combination of annual guaranteed distributions on membership interests and annual discretionary bonuses in the form of cash, equity-based awards and/or profit interests in MDLY’s adviser entities.

Guaranteed Distributions on Membership Interests

Each of MDLY’s named executive officers owns, directly or indirectly, membership interests in Medley LLC. The payments to MDLY’s Co-Chief Executive Officers, Brook and Seth Taube, are performance based periodically set subject to maximums based on MDLY’s total assets under management. During the years ended December 31, 2018 and 2017, neither MDLY’s Co-Chief Executive Officers received any guaranteed payments. This is expected to continue through December 31, 2019.  Mr. Tonkel did not receive any guaranteed payments during the year ended December 31, 2018. During the period from January 1, 2017 to September 31, 2017, Mr. Tonkel received a $25,000 monthly cash payment, included under Salary in the Summary Compensation Table. Mr. Tonkel elected not to receive any guaranteed payments during the three months ended December 31, 2017. Mr. Tonkel is not expected to receive any guaranteed payments through December 31, 2019. In addition, MDLY pays to each of Messrs. Tonkel, Allorto and Fredericks a $25,000 monthly cash payment, included under Salary in the Summary Compensation Table.

As a condition to receiving membership interests in Medley LLC, each executive was required to become party to the limited liability company agreement of Medley LLC. The limited liability company agreement of Medley LLC, the unit award agreements evidencing such membership interests and the agreement described above relating to guaranteed payments, generally govern the rights and obligations of the executives.

Annual Discretionary Bonus

In April 2019, each of Mr. Allorto and Mr. Fredericks was awarded an annual discretionary bonus for services rendered in 2018, consisting of Medley LLC Restricted Units in an amount equal to the aggregate grant date fair value of $850,000, as computed in accordance with FASB ASC Topic 718. The grant of these Medley LLC Restricted Units is contingent on shareholder approval of Proposal #3. The Medley LLC Restricted Units will vest over a three year period with one-third vesting on December 31, 2019, one-third vesting on December 31, 2020 and one-third vesting on December 31, 2021, subject to the executive’s continued employment on the applicable vesting date; provided, that Mr. Allorto’s Medley LLC Restricted Units shall fully vest upon earlier termination of service with MDLY other than due to a termination for cause or due to Mr. Allorto’s resignation. Each vested Medley LLC Restricted Unit may be exchanged for one share of MDLY Class A Common Stock. The grant date fair market value of the Medley LLC Restricted Units will be included in the summary compensation table in MDLY’s proxy statement for the 2020 annual meeting of stockholders.

On November 12, 2018 (the “Award Date”), the MDLY Board approved the Medley Tactical Opportunities Carried Interest Allocation Plan (the “CI Plan”), pursuant to which certain key employees (each, an “Awardee”) involved in and instrumental to the success of MDLY’s Tactical Opportunities (“Tac Ops”) transactions, have been awarded certain carried interest percentage awards (each, a “Carried Interest Percentage”) entitling the employee to a specified allocation of the carried interest earned on third party capital in connection with each of the four respective Tac Ops funds (each, a “Tac Ops Fund”).

In connection with the adoption of the CI Plan and the issuance of the awards thereunder, effective as of November 12, 2018, each employee that earned an award entered into an award letter with respect to each of the Tac Ops Funds as to which such employee received an award letter (each, an “Award Letter”), specifying such employee’s carried interest percentage as to such Tac Op Fund. Pursuant to the award letters, each employee is admitted as a non-managing member of the Delaware limited liability company associated with the corresponding Tac Op Fund (each, a “Plan LLC”) to the extent of such employee’s carried interest percentage. The carried interest percentage awards are governed by the terms and subject to the conditions of the amended and restated limited liability company agreement of the respective Plan LLC (each, a “Plan LLC Agreement”). Medley Capital LLC is the managing member (the “Managing Member” of each of the four Plan LLCs.

The CI Plan allocates to the employees given an award an aggregate of 70% of the carried interest, performance allocation and incentive fees earned directly or indirectly in respect of each of the four Tac Ops Funds (“Carried Interest Proceeds”). The following table sets forth, for each of MDLY’s named executive officers, the carried interest percentage awarded to such person in connection with the CI Plan with respect to each Tac Ops Fund (expressed as a percentage of the total carried interest received by each respective Plan LLC):

	Carried Interest Percentages Awarded
Named Executive Officer	Medley Real D (Annuity) LLC	Medley Tactical Opportunities LLC	Medley Chiller Holdings LLC	Caddo Investors Holdings 1 LLC
Brook Taube	3.9%	3.1%	3.7%	3.3%
Seth Taube	3.9%	3.1%	3.7%	3.3%
Jeffrey Tonkel	3.9%	3.1%	3.7%	3.3%
Richard T. Allorto, Jr.	5.9%	4.6%	5.6%	4.9%
John D. Fredericks	5.9%	4.6%	5.6%	4.9%

In addition, Christopher Taube (MDLY’s Senior Managing Director, Head of Institutional Fundraising, and who is the brother of Mr. Brook Taube and Mr. Seth Taube, MDLY’s Co-Chief Executive Officers and Co-Chairmen of the MDLY Board) was awarded the following Carried Interest Percentages under the CI Plan: Medley Real D (Annuity) LLC (9.8%), Medley Tactical Opportunities LLC (7.7%), Medley Chiller Holdings LLC (9.3%) and Caddo Investors Holdings 1 LLC (8.2%). MDLY employees other than the named executive officers and Mr. Christopher Taube, as referred to above, have been granted awards under the CI Plan consisting of the following Carried Interest Percentages in the aggregate for all such other employees: Medley Real D (Annuity) LLC (36.6%), Medley Tactical Opportunities LLC (44.0%), Medley Chiller Holdings LLC (38.5%) and Caddo Investors Holdings 1 LLC (42.2%).

In accordance with the Plan LLC Agreements, the Carried Interest Percentages are issued in consideration of services to be rendered, and is intended to constitute a “profits interest” as that term is used in the Internal Revenue Service (the “IRS”) Revenue Procedures 93-27 and 2001-43. Distributions of Carried Interest Proceeds are to be made ratably to each employee based on each employee’s respective Carried Interest Percentages at such times as the Managing Member determines in its discretion; provided that the Managing Member shall use commercially reasonable efforts to cause the Plan LLCs to distribute Carried Interest Proceeds to the Awardees reasonably promptly upon receipt, and no less frequently than quarterly, and to distribute to the Awardees certain amounts in respect of minimum tax distributions. Distributions to Awardees are to be made in cash to the extent the relevant proceeds are received by the Plan LLC in cash, with in-kind distributions also permitted in certain circumstances as provided in the Plan LLC Agreements. In the event of any obligation on the part of any Plan LLC or the Managing Member, pursuant to the agreement governing the underlying Tac Ops Fund, to make a payment to the Tac Ops Fund or its investors in respect of a clawback of the related Carried Interest Proceeds, the Managing Member may demand that the Awardees render payment back to the Plan LLC of their respective pro rata shares of the clawback obligation.

In accordance with SEC rules, the Carried Interest Percentages have not been included in the Summary Compensation Table because the performance criteria has not been met.

In March 2018, each of Messrs. Allorto and Fredericks was awarded an annual discretionary bonus for services rendered in 2017, which consisted of 70,000 Medley LLC Restricted Units granted under the MDLY Incentive Plan. The Medley LLC Restricted Units vest in three equal annual installments commencing on January 1, 2021, subject to the executive’s continued employment on the applicable vesting date. Each vested Medley LLC Restricted Unit may be exchanged for one share of MDLY Class A Common Stock. The grant date fair market value of the Medley LLC Restricted Units will be included in the Summary Compensation Table in MDLY’s proxy statement for the 2019 annual meeting of stockholders.

In February 2017, each of Messrs. Allorto and Fredericks was awarded an annual discretionary bonus for services rendered in 2016, which consisted of 50,000 Medley LLC Restricted Units granted under the MDLY Incentive Plan. The Medley LLC Restricted Units vest in three equal annual installments on each of the third, fourth and fifth anniversaries of the grant date, subject to the executive’s continued employment on the applicable vesting date. Each vested Medley LLC Restricted Unit may be exchanged for one share of MDLY Class A Common Stock. The grant date fair market value of the Medley LLC Restricted Units will be included in the Summary Compensation Table above.

Restrictive Covenants

Under the terms of their respective confidentiality, non-interference and invention assignment agreements, each of the named executive officers is subject to covenants restricting his (i) use and disclosure of confidential information while employed and at all times thereafter, (ii) ability to engage in any business activities that directly or indirectly competes with MDLY while employed and for six months thereafter and (iii) solicitation of MDLY’s employees and consultants while employed and for twelve months thereafter and solicitation of MDLY’s customers and clients while employed and for six months thereafter.

Retirement Plan

MDLY maintains a qualified contributory retirement plan that is intended to qualify as a deferred salary arrangement under Section 401(k) of the Code. The plan covers all employees, including MDLY’s named executive officers, who may contribute up to 96% of their eligible compensation, subject to statutory limits imposed by the Code. MDLY is also permitted to provide for, but MDLY currently does not provide any, matching contributions. In addition, MDLY makes nonelective contributions under the 401(k) plan equal to 3% of each employee’s eligible earnings, subject to statutory limits imposed by the Code.

Compensation of Directors

MDLY’s employees who serve as directors receive no separate compensation for their service on the MDLY Board or on committees thereof.

For 2018, each of MDLY’s non-employee directors was entitled to receive annual compensation consisting of:

•        An annual cash retainer in the amount of $35,000, payable in quarterly installments;

•        restricted stock units (“RSUs”) having a fair market value on the date of grant of $35,000; provided, however, that each non-employee director has the option to elect to receive 100% of his annual compensation in RSUs, having a fair market value on the date of grant of $70,000 and subject to vesting terms as set forth in the applicable award agreement; and

•        as to the chairperson of the Audit Committee, an additional annual RSU award having a fair market value on the date of grant of $15,000.

Each of MDLY’s directors is entitled to be reimbursed for reasonable travel and related expenses associated with attendance at MDLY Board or committee meetings, although they will not be paid additional fees for attending meetings or for serving on MDLY Board committees.

In August 2017, the MDLY Board approved an amendment to the RSUs granted in March 2017 to each of Mr. Leeds, Mr. Rounsaville and Mr. Eaton, such that 100% of such RSUs became vested on August 7, 2018. At the same meeting, the MDLY Board approved pro-rated annual awards for the continuing non-employee directors for the period from August 1, 2018 through May 10, 2019, of which 100% will vest on May 10, 2019.

Director Compensation in 2018

The table below sets forth information regarding non-employee director compensation for the fiscal year ended December 31, 2018.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)	Total Number of Outstanding Unvested Equity Awards (#)(4)
Jeffrey T. Leeds	$—	$85,000	$165,000	$250,000	23,944
Guy Rounsaville, Jr.	$35,000	$35,000	$110,000	$180,000	9,860
James G. Eaton	$—	$70,000	$110,000	$180,000	19,719

____________

(1)      Represents the annual cash retainer earned for services rendered in 2018.

(2)      Represents the aggregate grant date fair value of the RSU awards computed in accordance with ASC Topic 718.

(3)      Represents fees for serving on the Medley Special Committee which was established in connection with MDLY’s pending merger with Sierra.

(4)      Represents the aggregate number of unvested RSUs held by each non-employee director as of the fiscal year end.

Narrative to Director Compensation Table

Eligible non-employee directors are awarded equity under MDLY Incentive Plan. The directors’ RSUs granted in 2018 will vest in full on May 10, 2019, subject to the director’s continued service on the MDLY Board on the applicable vesting date. If the director ceases to be a member of the MDLY Board for any reason, all of his then unvested RSUs will be forfeited, and upon a change in control (as defined in the MDLY Incentive Plan), all of the director’s unvested RSUs will fully vest.

Compensation Committee Interlocks and Insider Participation

During the 2018 fiscal year, the members of MDLY’s Compensation Committee were Mr. Jeffrey Leeds, Mr. Brook Taube (MDLY’s Co-Chief Executive Officer) and Mr. Seth Taube (MDLY’s Co-Chief Executive Officer). None of MDLY’s executive officers serve as a member of the MDLY Board or MDLY’s Compensation Committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on the MDLY Board or MDLY’s Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF MDLY

Transactions with Related Persons

Exchange Agreement

In September 2014, MDLY entered into the Exchange Agreement with the Medley LLC Unitholders pursuant to which each holder of Medley LLC Units (and certain permitted transferees thereof) may, from and after the first anniversary of the date of the IPO (subject to the terms of the Exchange Agreement) exchange their Medley LLC Units for shares of MDLY Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The Exchange Agreement also provides that a holder of Medley LLC Units will not have the right to exchange Medley LLC Units if MDLY determines that such exchange would be prohibited by law or regulation or would violate other agreements with MDLY or its subsidiaries to which such holder may be subject. MDLY may impose additional restrictions on exchange that it determines to be necessary or advisable so that Medley LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges Medley LLC Units for shares of MDLY Class A Common Stock, the number of Medley LLC Units held by MDLY is correspondingly increased as it acquires the exchanged Medley LLC Units. If the MDLY Merger is successfully consummated, the Exchange Agreement will be void. See “Description of the MDLY Merger Agreement — Other Agreements.”

Registration Rights Agreement

In September 2014, MDLY entered into a registration rights agreement with its pre-IPO owners pursuant to which MDLY will grant them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require it to register under the Securities Act shares of MDLY Class A Common Stock delivered in exchange for Medley LLC Units. Under the registration rights agreement, MDLY has agreed to register the exchange of Medley LLC Units for shares of MDLY Class A Common Stock by its pre-IPO owners. In addition, Medley Group LLC, an entity wholly owned by MDLY pre-IPO owners, will have the right to request that MDLY register the sale of shares of MDLY Class A Common Stock held by MDLY’s pre-IPO owners an unlimited number of times and may require it to make available shelf registration statements permitting sales of shares of MDLY Class A Common Stock into the market from time to time over an extended period. Medley Group LLC will also have the ability to exercise certain piggyback registration rights in respect of shares of MDLY Class A Common Stock held by MDLY’s pre-IPO owners in connection with registered offerings requested by other registration rights holders or initiated by MDLY. Under the registration rights agreement, MDLY will be liable for and pay all registration expenses in connection with each of the foregoing registrations. If the MDLY Merger is successfully consummated, the Registration Rights Agreement will be terminated. See “Description of the Amended MDLY Merger Agreement — Other Agreements.”

Tax Receivable Agreement

The Medley LLC Unitholders (other than MDLY) may, subject to certain conditions, from and after the first anniversary of the date of the completion of the IPO (subject to the terms of the Exchange Agreement), exchange their Medley LLC Units for shares of MDLY Class A Common Stock on a one-for-one basis. Medley LLC intends to make an election under Section 754 of the Code effective for each taxable year in which an exchange of Medley LLC Units for shares of MDLY Class A Common Stock occurs, which is expected to result in increases to the tax basis of the assets of Medley LLC at the time of an exchange of Medley LLC Units. The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Medley LLC. These increases in tax basis may reduce the amount of tax that MDLY would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The IRS may challenge all or part of the tax basis increase and increased deductions, and a court could sustain such a challenge.

In September 2014, MDLY entered into the Tax Receivable Agreement with the Medley LLC Unitholders that provides for the payment by MDLY to exchanging Medley LLC Unitholders of 85% of the benefits, if any, that MDLY is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. This payment obligation is an obligation of MDLY and not of Medley LLC. MDLY expects to benefit from the remaining 15% of cash tax savings, if any, in income tax it realizes. For purposes of the Tax Receivable Agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of MDLY (calculated with certain assumptions) to the amount of such taxes that MDLY would have been required to pay had there been no increase to the tax basis of the assets of Medley LLC as a result of the exchanges and had MDLY not entered into the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired, unless MDLY exercises its right to terminate the Tax Receivable Agreement for an amount based on the agreed payments remaining to be made under the Tax Receivable Agreement (as described in more detail below) or MDLY breaches any of its material obligations under the Tax Receivable Agreement in which case all obligations generally will be accelerated and due as if MDLY had exercised its right to terminate the Tax Receivable Agreement. Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including:

•        the timing of exchanges — for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Medley LLC at the time of each exchange;

•        the price of shares of MDLY Class A Common Stock at the time of the exchange — the increase in any tax deductions, as well as the tax basis increase in other assets, of Medley LLC, is directly proportional to the price of shares of MDLY Class A Common Stock at the time of the exchange;

•        the extent to which such exchanges are taxable — if an exchange is not taxable for any reason, increased deductions will not be available; and

•        the amount and timing of MDLY’s income — MDLY will be required to pay 85% of the cash tax savings as and when realized, if any. If MDLY does not have taxable income, MDLY is not required (absent circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no cash tax savings will have been realized. However, any cash tax savings that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in payments under the Tax Receivable Agreement.

MDLY anticipates that it will account for the effects of these increases in tax basis and associated payments under the Tax Receivable Agreement arising from future exchanges as follows:

•        it will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the exchange;

•        to the extent it estimates that it will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, its expectation of future earnings, it will reduce the deferred tax asset with a valuation allowance; and

•        it will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the Tax Receivable Agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

All of the effects of changes in any of MDLY’s estimates after the date of the exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

MDLY expects that as a result of the size of the increases in the tax basis of the tangible and intangible assets of Medley LLC, the payments that it makes make under the Tax Receivable Agreement will be substantial. There may be a material negative effect on MDLY’s liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual cash tax savings that MDLY realizes in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to MDLY by Medley LLC are not sufficient to permit MDLY to make payments under the Tax Receivable Agreement after it has paid taxes. Late payments under the Tax Receivable Agreement generally will accrue interest at an uncapped rate equal to LIBOR plus 500 basis points. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of MDLY by the Medley LLC Unitholders.

In addition, the Tax Receivable Agreement provides that upon certain changes of control, MDLY’s (or its successor’s) obligations with respect to exchanged or acquired Medley LLC Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including MDLY would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement.

Furthermore, MDLY may elect to terminate the Tax Receivable Agreement early by making an immediate payment equal to the present value of the anticipated future cash tax savings. In determining such anticipated future cash tax savings, the Tax Receivable Agreement includes several assumptions, including (i) that any Medley LLC Units that have not been exchanged are deemed exchanged for the market value of the shares of MDLY Class A Common Stock at the time of termination, (ii) MDLY will have sufficient taxable income in each future taxable year to fully realize all potential tax savings, (iii) the tax rates for future years will be those specified in the law as in effect at the time of termination and (iv) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax savings are discounted at a rate equal to LIBOR plus 100 basis points.

As a result of the change in control provisions and the early termination right, MDLY could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual cash tax savings that MDLY realizes in respect of the tax attributes subject to the Tax Receivable Agreement. In these situations, MDLY’s obligations under the Tax Receivable Agreement could have a substantial negative impact on its liquidity.

Decisions made by MDLY’s pre-IPO owners in the course of running MDLY’s business may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are based on the tax reporting positions that MDLY will determine. MDLY will not be reimbursed for any payments previously made under the Tax Receivable Agreement if a tax basis increase is successfully challenged by the IRS. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of MDLY’s cash tax savings.

If the MDLY Merger is successfully consummated, the Tax Receivable Agreement will be terminated. See “Description of the MDLY Merger Agreement — Other Agreements.”

Medley LLC Limited Liability Company Agreement

MDLY holds Medley LLC Units in Medley LLC and is the sole managing member of Medley LLC. Accordingly, MDLY will operate and control all of the business and affairs of Medley LLC and, through Medley LLC and its operating entity subsidiaries, conduct MDLY’s business.

Pursuant to the limited liability company agreement of Medley LLC, MDLY has the right to determine when distributions will be made to the Medley LLC Unitholders and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the Medley LLC Unitholders pro rata in accordance with the percentages of their respective limited liability company interests.

The Medley LLC Unitholders, including MDLY, will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Medley LLC. Net profits and net losses of Medley LLC will generally be allocated to its holders (including MDLY) pro rata in accordance with the percentages of their respective limited liability company interests, except as otherwise required by law. The limited liability company agreement of Medley LLC will provide for cash distributions, which MDLY refers to as “tax distributions”, to the holders of the Medley LLC Units if MDLY, as the sole managing member of Medley LLC, determines that the taxable income of Medley LLC will give rise to taxable income for the Medley LLC Unitholders to the extent that other distributions made by Medley LLC for such year were otherwise insufficient to cover such tax liabilities. Generally, these tax distributions will be computed based on MDLY’s estimate of the net taxable income of Medley LLC multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate (including the “Medicare” tax imposed under the Code) prescribed for an individual or corporate resident in New York, New York or California (taking into account the non-deductibility of certain expenses and the character of MDLY’s income) and the character of the applicable income, but not taking into account the deductibility of state and local income taxes for U.S. federal income tax purposes and without regard to certain basis adjustments that may have the effect of reducing a particular holders net taxable income.

The limited liability company agreement of Medley LLC also provides that substantially all expenses incurred by or attributable to MDLY in connection with operating MDLY’s business, but not including obligations incurred under the Tax Receivable Agreement by MDLY, income tax expenses of MDLY and payments on indebtedness incurred by MDLY, will be borne by Medley LLC.

Other than MDLY, the Medley LLC Unitholders, including MDLY’s pre-IPO owners, will, subject to limited exceptions, be prohibited from transferring any Medley LLC Units held by them upon consummation of the IPO, or any shares of MDLY Class A Common Stock received upon exchange of such Medley LLC Units, until the third anniversary of the IPO without MDLY’s consent. Thereafter and prior to the fourth and fifth anniversaries of the IPO, such holders may not transfer more than 33 1/3% and 66 2/3%, respectively, of the number of Medley LLC Units held by them upon consummation of the IPO, together with the number of any shares of MDLY Class A Common Stock received by them upon exchange therefor, without MDLY’s consent. While this agreement could be amended or waived by MDLY, its pre-IPO owners have advised MDLY that they do not intend to seek any waivers of these restrictions.

Other Transactions

Christopher Taube, MDLY’s Senior Managing Director, Head of Institutional Fundraising, is the brother of Messrs. Brook and Seth Taube, MDLY’s Co-Chief Executive Officers and Co-Chairmen of the MDLY Board. In connection with his employment, Mr. Chris Taube is entitled to a guaranteed annual payment related to his ownership interest in Medley LLC, as well as an annual discretionary bonus which may be in the form of cash, equity based awards and/or profits interests in MDLY’s adviser entities. Mr. Chris Taube received total compensation valued at $1.2 million, in respect of his 2017 services, which included the guaranteed annual payments. His compensation is commensurate with that of a similarly situated employee in his position.

Statement of Policy Regarding Transactions with Related Persons

The MDLY Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). The MDLY Board has adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly-held common stock that is listed on the NYSE.

This related person policy requires that a “related person” (as defined as in Item 404(a) of Regulation S-K) must promptly disclose to MDLY’s General Counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by MDLY under Item 404(a) of Regulation S-K in which MDLY was or is to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then promptly communicate that information to the MDLY Board. No related person transaction will be executed without the approval or ratification of the MDLY Board or a duly authorized committee of the MDLY Board. It is MDLY’s policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Family Relationships of Directors and Executive Officers

Messrs. Brook and Seth Taube, each a Co-Chief Executive Officer and Co-Chairman of the MDLY Board, are brothers. There are no other family relationships among any of the other directors or executive officers.

Director Independence and independence Determinations

Under MDLY’s Corporate Governance Guidelines and NYSE rules, a director is not independent unless the MDLY Board affirmatively determines that he or she does not have a direct or indirect material relationship with MDLY or any of MDLY’s subsidiaries. In addition, the director must meet the bright-line test for independence set forth by the NYSE rules.

MDLY’s Corporate Governance Guidelines define independence in accordance with the independence definition in the current NYSE corporate governance rules for listed companies. MDLY’s Corporate Governance Guidelines require the MDLY Board to review the independence of all directors at least annually.

In the event a director has a relationship with MDLY that is relevant to his or her independence and is not addressed by the objective tests set forth in the NYSE independence definition, the MDLY Board will determine, considering all relevant facts and circumstances, whether such relationship is material.

The MDLY Board has affirmatively determined that each of Messrs. Eaton, Leeds and Rounsaville, Jr. is independent under the guidelines for director independence set forth in the Corporate Governance Guidelines and under all applicable NYSE guidelines, including with respect to committee membership. The MDLY Board also has determined that each of Messrs. Eaton, Leeds and Rounsaville is “independent” for purposes of Section 10A(m)(3) of the Exchange Act.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF MDLY

Ownership of Securities

The following table sets forth information regarding the beneficial ownership of shares of MDLY Class A Common Stock and MDLY Class B Common Stock and of Medley LLC Units as of November 5, 2019 by (1) each person known to MDLY to beneficially own more than 5% of the outstanding voting securities of MDLY, (2) each of MDLY’s directors and named executive officers and (3) all of MDLY directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC.

	MDLY Class A Common Stock Beneficially Owned(1)		Medley LLC Units and Medley LLC Restricted Units Beneficially Owned(1)(2)		MDLY Class B Common Stock Beneficially Owned(2)	Combined Voting Power(2)(3)
Name of Beneficial Owner	Number	%	Number	%	Number	%
Medley Group LLC(2) 280 Park Avenue 6 Floor East New York, NY 10152	—	—	—	—	100	97.8%
American Financial Group Inc.(4) Great American Insurance Tower 301 East Fourth Street Cincinnati, OH 45202	579,100	9.7%	—	—	—	*
Weiss Asset Management LP(6) 222 Berkeley Street, 16th Floor Boston, MA 02116	482,050	8.1%	—	—	—	*
JAM Partners L.P.(5) 11 East 26th Street, Suite 1900 New York, NY 10010	426,800	7.1%	—	—	—	*
Springhouse Capital Management LP.(7) 18 Burr Farms Road Westport, CT 06880	409,311	6.9%	—	—	—	*
PVG Asset Management Corp.(8) 24918 Genesee Trail Road Golden, CO 80401	315,678	5.3%	—	—	—	*
Named Executive Officers and Directors
Brook Taube(2)(9)	—	—	10,000,000	31.3%	100	97.8%
Seth Taube(2)(10)	264,681	4.4%	10,000,000	31.3%	100	97.8%
Jeffrey Tonkel	—	—	1,818,182	5.7%	—	—
Richard T. Allorto, Jr.	—	—	1,161,029	3.6%	—	—
John D. Fredericks	—	—	818,331	2.6%	—	—
James G. Eaton(11)	12,548	*	—	—	—	—
Jeffrey T. Leeds(12)	34,123	*	—	—	—	—
Guy Rounsaville, Jr.(13)	15,271	*	—	—	—	—
Directors and executive officers as a group (8 persons)(2)	326,623	5.5%	23,797,542	74.4%	100	97.8%

____________

*        Represents less than 1%.

(1)      Subject to the terms of the Exchange Agreement, the Medley LLC Units are exchangeable for shares of MDLY Class A Common Stock on a one-for-one basis. See “Certain Relationships and Related Person Transactions of MDLY— Exchange Agreement.” Beneficial ownership of Medley LLC Units reflected in this table does not include beneficial ownership of shares of MDLY Class A Common Stock for which such Medley LLC Units may be exchanged. Percentage of MDLY Class A Common Stock beneficially owned as reflected in this table is based on 5,972,378 shares of MDLY Class A Common Stock outstanding as of November 5, 2019. Percentage of Medley LLC Units beneficially owned as reflected in this table treats Medley LLC Units held by MDLY as outstanding.

(2)      Holders of MDLY Class B Common Stock are entitled to a number of votes that is equal to 10 times the number of Medley LLC Units and Medley LLC Restricted Units held by such holder, regardless of the number of shares of MDLY Class B Common Stock held by such holder. Medley Group LLC, an entity wholly owned by MDLY pre-IPO owners, holds all 100 issued and outstanding shares of MDLY Class B Common Stock, and the MDLY Class B Common Stock provides Medley Group LLC with a number of votes that is equal to 10 times the aggregate number of Medley LLC Units and Medley LLC Restricted Units held by all non-managing members of Medley LLC. As of November 5, 2019, the non-managing members of Medley LLC held 23,400,001 and 2,625,973 Medley LLC Units and Medley LLC Restricted Units, respectively, entitling Medley Group LLC to 260,259,735 votes.

          Messrs. Brook and Seth Taube may be deemed to have beneficial ownership of the shares of MDLY Class B Common Stock held by Medley Group LLC.

(3)      Represents percentage of voting power of MDLY Class A Common Stock and MDLY Class B Common Stock voting together as a single class, based upon an aggregate of 5,972,378 shares of MDLY Class A Common Stock outstanding as of November 5, 2019, which carry a total of 5,972,378 votes, and 100 shares of MDLY Class B Common Stock outstanding as of November 5, 2019, which carry a total of 260,259,735 votes.

(4)      According to the Schedule 13G filed on January 26, 2018 by American Financial Group, Inc. (“American Financial”), American Financial has sole voting and sole dispositive power over 579,100 shares of MDLY Class A Common Stock.

(5)      According to the Schedule 13G filed on October 29, 2018 by JAM Partners, L.P. (“JAM Partners”), as supplemented by a Form 4 filed on December 4, 2018, JAM Partners has shared voting and shared dispositive power over 695,415 shares of MDLY Class A Common Stock.

(6)      According to the Schedule 13G filed on August 17, 2018 by Weiss Asset Management LP (“Weiss”), Weiss has shared voting and shared dispositive power over 540,268 shares of MDLY Class A Common Stock.

(7)      According to the Schedule 13F filed on June 30, 2019 by Springhouse Capital Management L.P. (“Springhouse Capital”), Springhouse Capital has sole voting and sole dispositive power over 409,311 shares of MDLY Class A Common Stock.

(8)      According to the Schedule 13F filed on June 30, 2019 by PVG Asset Management Corp. (“PVG Asset Management”), PVG Asset Management has sole voting and sole dispositive power over 315,678 shares of MDLY Class A Common Stock.

(9)      Includes 1,818,182 Medley LLC Units owned by B. Taube 2014 Associates, LLC and 8,181,818 Medley LLC Units owned by the Brook Taube Trust.

(10)    Includes 264,681 shares of MDLY Class A Common Stock held by The Seth and Angie Foundation, 909,091 Medley LLC Units owned by A. Taube 2014 Associates, LLC, 909,091 Medley LLC Units owned by S. Taube 2014 Associates and 8,181,818 Medley LLC Units owned by The Seth and Angie Taube Trust.

(11)    Excludes 25,089 shares of MDLY Class A Common Stock underlying restricted stock units that did not vest within sixty days of November 5, 2019.

(12)    Excludes 30,465 shares of MDLY Class A Common Stock underlying restricted stock units that did not vest within sixty days of November 5, 2019.

(13)    Excludes 12,544 shares of MDLY Class A Common Stock underlying restricted stock units that did not vest within sixty days of November 5, 2019.

Securities Authorized for Issuance under MDLY Equity Compensation Plans

The following table sets forth, as of November 5, 2019, certain information related to MDLY compensation plans under which MDLY Class A Common Stock may be issued.

	Number of securities to be issued upon exercise of outstanding awards	Weighted- average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance(3)
Equity compensation plans approved by MDLY Stockholders(1)	1,984,531	$—	3,172,186
Equity compensation plans not approved by MDLY Stockholders	—	—	—

____________

(1)      Relates to the MDLY Incentive Plan.

(2)      The weighted average exercise price does not include outstanding equity awards that are received or exercised for no consideration.

(3)      Excluded from this available amount are the MDLY Board approved employee awards of 399,400 RSUs and an award of Medley Restricted Units with an aggregate grant date fair value of $1,000,000. The grant of these awards is conditioned on the closing of the MDLY Merger.

MDLY CLASS A COMMON STOCK PERFORMANCE GRAPH

The graph below compares the cumulative stockholder return from September 24, 2014, the date the MDLY Class A Common Stock began trading on the NYSE, through June 30, 2019, with that of the Standard & Poor’s 500 Stock Index and the Russell 2000 Financial Services Index. The graph assumes that the value of the investment in the MDLY Class A Common Stock and each index was $100 on September 24, 2014 and that all dividends and other distributions were reinvested.

$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
MDLY IPO
12/31/2014
3/31/2015
6/30/2015
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MDLY
S&P 500
Russell 2000

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK OF MDLY

MDLY’s primary exposure to market risk is related to MDLY’s role as general partner or investment advisor to MDLY’s investment funds and the sensitivity to movements in the fair value of their investments, including the effect on management fees, performance fees and investment income.

The market price of investments may significantly fluctuate during the period of investment. Investments may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of an investment may decline due to general market conditions which are not specifically related to such investment, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

Effect on Management Fees

Management fees are generally based on a defined percentage of gross asset values, total committed capital, net invested capital and NAV of the investment funds managed by MDLY as well as a percentage of net interest income over a performance hurdle. Management fees calculated based on fair value of assets or net investment income are affected by short-term changes in market values.

The overall impact of a short-term change in market value may be mitigated by fee definitions that are not based on market value including invested capital and committed capital, market value definitions that exclude the impact of realized and/or unrealized gains and losses, market value definitions based on beginning of the period values or a form of average market value including daily, monthly or quarterly averages, as well as monthly or quarterly payment terms.

As such, based on an incremental 10% short-term increase in fair value of the investments in MDLY’s permanent capital vehicles, long-dated private funds and SMAs as of June 30, 2019, MDLY calculated approximately a $0.6 million and $1.2 million increase in management fees for the three and six months ended June 30, 2019, respectively. In the case of a 10% short-term decline in fair value of the investments in MDLY’s permanent capital, long-dated funds and SMAs as of June 30, 2019, MDLY calculated approximately a $0.7 million and $1.5 million decrease in management fees for the three and six months ended June 30, 2019, respectively.

Effect on Performance Fees

Performance fees are based on certain specific hurdle rates as defined in the funds’ applicable investment management or partnership agreements. Performance fees for any period are based upon the probability that there will not be a significant future revenue reversal of such fees in the future. MDLY exercises significant judgments when determining if any performance fees should be recognized in a given period including the below.

•        whether the fund is near final liquidation

•        whether the fair value of the remaining assets in the fund is significantly in excess of the threshold at which MDLY would earn an incentive fee

•        the probability of significant fluctuations in the fair value of the remaining assets

•        the SMA’s remaining investments are under contract for sale with contractual purchase prices that would result in no clawback and it is highly likely that the contracts will be consummated

Short-term changes in the fair values of funds’ investments usually do not impact accrued performance fees. The overall impact of a short-term change in market value may be mitigated by a number of factors including, but not limited to, the way in which carried interest performance fees are calculated, which is not ultimately dependent on short-term moves in fair market value, but rather realize cumulative performance of the investments through the end of the long-dated private funds, and SMAs lives.

MDLY has not recognized any performance fees for the three and six months ended June 30, 2019 and 2018. As such, MDLY would not be impacted by an incremental 10% short-term increase or decrease in fair value of the investments in MDLY’s SMAs.

Effect on Part I and Part II Incentive Fees

Incentive fees are based on certain specific hurdle rates as defined in MDLY’s permanent capital vehicles’ applicable investment management agreements. The Part II incentive fees are based upon realized gains netted against cumulative realized and unrealized losses. The Part I incentive fees are not subject to clawbacks as MDLY’s carried interest performance fees are.

Short-term changes in the fair values of the investments of MDLY’s permanent capital vehicles may materially impact Part II incentive fees depending on the respective vehicle's performance relative to applicable hurdles to the extent there were realized gains that MDLY would otherwise earn Part II incentive fees on.

As such, based on an incremental 10% short-term increase in fair value of the investments in MDLY’s permanent capital vehicles as of June 30, 2019, MDLY calculated no change in Part I and II incentive fees for the three and six months ended June 30, 2019. In the case of a 10% short-term decline in fair value of the investments in MDLY’s permanent capital vehicles as of June 30, 2019, MDLY calculated no change in Part I and II incentive fees for the three and six months ended June 30, 2019.

Effect on Carried Interest

Carried interest are performance based fees that represent a capital allocation of income to the general partner or investment manager. Carried interest are allocated to MDLY based on cumulative fund performance to date, subject to the achievement of minimum return levels in accordance with the respective terms set out in each fund’s governing documents.

Short-term changes in the fair values of funds’ investments may materially impact accrued carried interest depending on the respective funds' performance relative to applicable return levels. The overall impact of a short-term change in market value may be mitigated by a number of factors including, but not limited to, the way in which carried interest are calculated, which is not ultimately dependent on short-term moves in fair market value, but rather realized cumulative performance of the investments through the end of the long-dated private funds' lives. However, short-term moves can meaningfully impact MDLY’s ability to accrue carried interest and receive cash payments in any given period.

As such, based on an incremental 10% short-term increase in fair value of the investments in MDLY’s long-dated private funds as of June 30, 2019, MDLY calculated approximately a $6.2 million increase in carried interest for the six months ended June 30, 2019. In the case of a 10% short-term decline in fair value of investments in MDLY’s long-dated private funds as of June 30, 2019, MDLY calculated approximately a $0.4 million decrease in carried interest for the six months ended June 30, 2019.

Interest Rate Risk

As of June 30, 2019, MDLY had $137.3 million of debt outstanding, net of unamortized discount, premium, and issuance costs, presented as senior unsecured debt, loans payable and amount due to former minority interest holder in MDLY’s audited financial statements included elsewhere in this Form 10-Q. MDLY’s debt bears interest at fixed rates, and therefore is not subject to interest rate fluctuation risk.

As credit-oriented investors, MDLY is also subject to interest rate risk through the securities MDLY holds in MDLY’s funds. A 100 basis point increase in interest rates would be expected to negatively affect prices of securities that accrue interest income at fixed rates and therefore negatively impact net change in unrealized appreciation on the funds' investments. The actual impact is dependent on the average duration of such holdings. Conversely, securities that accrue interest at variable rates would be expected to benefit from a 100 basis points increase in interest rates because these securities would generate higher levels of current income and therefore positively impact interest and dividend income, subject to LIBOR. In the cases where MDLY’s funds pay management fees based on NAV, MDLY would expect management fees to experience a change in direction and magnitude corresponding to that experienced by the underlying portfolios.

Credit Risk

MDLY is party to agreements providing for various financial services and transactions that contain an element of risk in the event that the counterparties are unable to meet the terms of such agreements. In such agreements, MDLY depends on the respective counterparty to make payment or otherwise perform. MDLY generally endeavors to minimize its risk of exposure by limiting to reputable financial institutions the counterparties with which it enters into financial transactions. In other circumstances, availability of financing from financial institutions may be uncertain due to market events, and MDLY may not be able to access these financing markets.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON MDLY ACCOUNTING AND FINANCIAL DISCLOSURE

None.

DESCRIPTION OF SIERRA’S CAPITAL STOCK

General

Under the terms of the Sierra Charter, Sierra’s authorized capital stock consists solely of 250,000,000 shares of Sierra Common Stock, par value $0.001 per share, of which 101,684,282 shares were outstanding as of November 5, 2019. Under the terms of the Sierra Charter, the Sierra Board is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock, and to cause the issuance of such shares, without obtaining stockholder approval. In addition, as permitted by the MGCL, but subject to the Investment Company Act, the Sierra Charter provides that the Sierra Board, without any action by the Sierra Stockholders, may amend the Sierra Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that Sierra has authority to issue. Under the MGCL, Sierra Stockholders generally are not personally liable for Sierra’s debts or obligations.

There is currently no market for Sierra Common Stock, and Sierra can offer no assurances that a market for shares of Sierra Common Stock will develop in the future. There are no outstanding options or warrants to purchase Sierra Common Stock. No Sierra Common Stock has been authorized for issuance under any equity compensation plan.

All policies shall be equally applicable and enforceable to each Sierra Stockholder, including but not limited to those pertaining to liquidation, conversion and redemption rights. No shares of Sierra Common Stock are subject to further calls or to assessments, sinking fund provisions, obligations of Sierra or potential liabilities associated with ownership of the security (not including investment risks).

Outstanding Securities

Set forth below is a chart describing classes of securities outstanding as of November 5, 2019.

Title of Class	Amount Authorized	Amount Held by Company or for its Account	Amount Outstanding
Sierra Common Stock	250,000,000	—	101,684,282

Sierra Common Stock

Under the terms of the Sierra Charter, all shares of Sierra Common Stock, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of Sierra Common Stock, as and when authorized by the Sierra Board and declared by the Sierra Board out of funds legally available therefor. Except as may be provided by the Sierra Board in setting the terms of classified or reclassified stock, shares of Sierra Common Stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of Sierra’s liquidation, dissolution or winding up, each share of a class of Sierra Common Stock would be entitled to be paid, out of the assets of Sierra that are legally available for distribution to Sierra Stockholders after Sierra pays or makes reasonable provisions for the payment of all claims and obligations and subject to any preferential rights of holders of Sierra preferred stock, if any Sierra preferred stock is outstanding at such time. Each share of Sierra Common Stock is entitled to one vote on all matters submitted to a vote of Sierra Stockholders, including the election of directors, and subject to the express terms of any class or series of preferred stock, holders of Sierra Common Stock shall have the exclusive right to vote on all matters as to which a Sierra Stockholder is entitled to vote pursuant to applicable law at all meetings of Sierra Stockholders provided, however, that the holders of Sierra Common Stock will have exclusive voting rights on an amendment to the Sierra Charter that would alter only the contract rights, as expressly set forth in the Sierra Charter. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of Sierra Common Stock will be able to elect all of Sierra directors, provided that there are no shares of any other class or series of preferred stock outstanding entitled to vote in the election of directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

No preferred stock has been authorized by the Sierra Charter or so classified or designated by the Sierra Board. However, under the terms of the Sierra Charter, the Sierra Board is authorized to issue shares of preferred stock in one or more series without Sierra Stockholder approval. A majority of Sierra’s independent directors must approve any issuance of preferred stock and will have access, at Sierra’s expense, to Sierra’s legal counsel or to independent legal counsel. The Sierra Board has discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock. The purpose of authorizing the Sierra Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a Sierra Stockholder vote on specific issuances.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of Sierra Common Stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the applicable requirements of the Investment Company Act. The Investment Company Act requires that: (1) immediately after issuance and before any distribution is made with respect to Sierra Common Stock and before any purchase of Sierra Common Stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of Sierra’s total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the Investment Company Act require the separate vote of the holders of any issued and outstanding preferred stock. Sierra believes that the availability for issuance of preferred stock will provide Sierra with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Despite the above provisions of Maryland law, the Sierra Charter provides that (i) any present or former director or officer; (ii) any individual who, while a director or officer and at Sierra’s request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, or partner; or (iii) SIC Advisors or any of its affiliates acting as an agent for Sierra (each such person, an “Indemnitee”) shall not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by Sierra, nor shall an Indemnitee be held harmless for any loss or liability suffered by Sierra, unless each of the following conditions are met: (1) the Indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in Sierra’s best interests, (2) the Indemnitee was acting on behalf of or performing services for Sierra, (3) the liability or loss suffered was not the result of (A) negligence or misconduct, in the case that the Indemnitee is SIC Advisors or an affiliate thereof acting as Sierra’s agent, or an officer of Sierra, or (B) gross negligence or willful misconduct, in the case that the Indemnitee is a director of Sierra (and is not also an officer of Sierra, SIC Advisors or an affiliate thereof) and (4) the indemnification or agreement to hold harmless is only recoverable out of Sierra’s net assets and not from Sierra Stockholders. If Sierra Charter Amendment Proposal A(ix) is approved, the restrictions in the forgoing sentence will be deleted from the Sierra Charter. In accordance with the Investment Company Act, Sierra will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Sierra Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Sierra’s insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the present or former directors or officers of SIC Advisors have performed for another entity at Sierra’s request. There is no assurance that such entities will in fact carry such insurance. However, Sierra notes that Sierra does not expect to request the present or former directors or officers of SIC Advisors to serve another entity as a director, officer, partner or trustee unless Sierra can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Provisions of MGCL and the Sierra Charter and Sierra Bylaws

MGCL, the Sierra Charter and the Sierra Bylaws contain provisions that could make it more difficult for a potential acquirer to acquire Sierra by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Sierra to negotiate first with the Sierra Board. Sierra believes that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors

As permitted by MGCL, Sierra directors will be elected by a plurality of all votes cast by holders of the outstanding shares of stock entitled to vote at a meeting at which a quorum is present. Thus, Sierra Stockholders have the sole power to elect directors (except to fill vacancies, as discussed further below).

Classified Board of Directors

The Sierra Board is divided into three classes of directors serving staggered three-year terms. At each annual meeting of Sierra Stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of Sierra Stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Sierra believes that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of Sierra management and policies.

Number of Directors; Vacancies; Removal

The Sierra Charter provides that the number of directors is five, and will be increased to six in connection with the Mergers, which number may be increased or decreased by the Sierra Board in accordance with the Sierra Bylaws. Sierra Bylaws provide that a majority of the Sierra Board may at any time increase or decrease the number of directors. Sierra Bylaws provide that the number of directors may never be less than three or more than twelve. Except as may be provided by the Sierra Board in setting the terms of any class or series of preferred stock, and pursuant to an election in the Sierra Charter, pursuant to Section 3-804(c) of the MGCL, any and all vacancies on the Sierra Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the Investment Company Act.

Sierra Stockholders may only remove a director with cause by the affirmative vote of a majority of all the votes entitled to be cast in the election of directors.

Sierra currently has a total of five members on the Sierra Board, three of whom are Sierra Independent Directors. The Sierra Charter provides that a majority of the Sierra Board must be Sierra Independent Directors except for a period of up to 60 days after the death, removal or resignation of a Sierra Independent Director pending the election of his or her successor.

Action by Sierra Stockholders

MGCL provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting. Although the MGCL allows Maryland corporations to authorize informal stockholder action by the written consent of less than all stockholders entitled to vote, the Sierra Charter does not contain such a provision. This, combined with the requirements of the Sierra Bylaws regarding the calling of a Sierra Stockholder requested special meeting discussed below, may have the effect of delaying consideration of a Sierra Stockholder proposal until the next annual meeting.

Advance Notice Provisions for Sierra Stockholder Nominations and Sierra Stockholder Proposals

The Sierra Bylaws provide that with respect to an annual meeting of Sierra Stockholders, nominations of persons for election to the Sierra Board and the proposal of business to be considered by Sierra Stockholders may be made only (a) pursuant to Sierra’s notice of the meeting, (b) by or at the direction of the Sierra Board or (c) by a Sierra Stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the Sierra Bylaws. With respect to a special meeting, only the business specified in the notice of the meeting may be brought before the meeting. Nominations of persons for election to the Sierra Board at a special meeting may be made only (a) pursuant to the notice of the meeting, (b) by the Sierra Board or (c) provided that the Sierra Board has determined that directors will be elected at the meeting, by a Sierra Stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Sierra Bylaws.

The purpose of requiring Sierra Stockholders to give Sierra advance notice of nominations and other business is to afford the Sierra Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Sierra Board, to inform Sierra Stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of Sierra Stockholders. Although the Sierra Bylaws do not give the Sierra Board any power to disapprove Sierra Stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of Sierra Stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Sierra and Sierra Stockholders.

Calling of a Sierra Special Meeting

The Sierra Bylaws provide that a special meeting may be called by the Sierra Board and certain Sierra officers. In addition, the Sierra Charter and the Sierra Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the Sierra Stockholders requesting the meeting, a special meeting will be called by the secretary of the corporation upon the written request of Sierra Stockholders entitled to cast 10% or more of the votes entitled to be cast at the meeting.

Access to Records

Any Sierra Stockholder will be permitted access to all of Sierra’s records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of Sierra records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours.

Under the MGCL, Sierra Stockholders are entitled to inspect and copy, upon written request during usual business hours, the following corporate documents: (i) the Sierra Charter, (ii) the Sierra Bylaws, (iii) minutes of the proceedings of Sierra Stockholders, (iv) annual statements of affairs, and (v) any voting trust agreements. A Sierra Stockholder may also request access to any other corporate records, which may be evaluated solely in the discretion of the Sierra Board.

Additionally, under the Sierra Charter and the Sierra Bylaws, an alphabetical list of the names, addresses and telephone numbers of Sierra Stockholders, along with the number of shares of Sierra Common Stock held by each of them, will be maintained as part of Sierra’s books and records and will be available for inspection by any Sierra Stockholder or by a Sierra Stockholder’s designated agent at the Sierra office. A Sierra Stockholder may request a copy of the Sierra Stockholder list in connection with matters relating to voting rights and the exercise of Sierra Stockholder rights under federal proxy laws. A Sierra Stockholder requesting a list will be required to pay reasonable costs of postage and duplication. If Charter Amendment Proposal A(x) is approved by Sierra Stockholders at the Sierra Special Meeting, these provisions affording Sierra Stockholders additional rights will be deleted from the Sierra Charter.

In addition to the foregoing, Sierra Stockholders have rights under Rule 14a-7 under the Exchange Act, which provides that, upon the request of investors and the payment of the expenses of the distribution, Sierra is required to distribute specific materials to Sierra Stockholders in the context of the solicitation of proxies for voting on matters presented to Sierra Stockholders or, at Sierra’s option, provide requesting Sierra Stockholders with a copy of the list of Sierra Stockholders so that the requesting Sierra Stockholders may make the distribution of proxies themselves. A Sierra Stockholder may also request access to any other corporate records. If a proper request for the Sierra Stockholder list or any other corporate records is not honored, then the requesting Sierra Stockholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a Sierra Stockholder will not have the right to, and Sierra may require a requesting Sierra Stockholder to represent that it will not, secure the Sierra Stockholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting Sierra Stockholder’s interest in Sierra affairs. Sierra may also require such Sierra Stockholder to sign a confidentiality agreement in connection with the request.

Approval of Extraordinary Corporate Action; Amendment of the Sierra Charter and Sierra Bylaws

Under the mandatory provisions of MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless first declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Thus, under the mandatory provisions of Maryland law, Sierra Stockholders are not permitted to vote on (1) amending the Sierra Charter, (2) causing the dissolution or termination of Sierra, or (3) selling or substantially all of Sierra’s assets other than in the ordinary course of business or causing the merger or other reorganization of Sierra, unless the Sierra Board has first declared such matters advisable. However, the Sierra Board is also required to obtain, as a matter of law, the approval of Sierra Stockholders before Sierra may engage in any such transactions.

Generally, under the Sierra Charter, actions that require approval of a majority of Sierra Stockholders includes:

•         Amending the Sierra Charter;

•        Amending the Sierra Investment Advisory Agreement;

•        Amending the Sierra Administration Agreement;

•        Approving or disapproving the sale of all or substantially all of Sierra’s assets when such sale is to be made other than in the ordinary course of Sierra’s business;

•        Causing a merger or other reorganization of Sierra;

•        Dissolving Sierra; and

•        Removing SIC Advisors and electing a new investment adviser.

Notwithstanding the foregoing, amendments to the Sierra Charter to make Sierra Common Stock a “redeemable security” or to convert Sierra, whether by merger or otherwise, from a closed-end company to an open-end company must be approved by the affirmative vote of Sierra Stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

The Sierra Charter also provides that the Sierra Board will have the exclusive power to make, alter, amend or repeal any provision of Sierra Bylaws. If Charter Amendment Proposal D is approved by Sierra Stockholders at the Sierra Special Meeting, the Sierra Stockholders will also be permitted to make, alter, amend or repeal any provision of Sierra Bylaws, subject to certain limitations

Without the approval of a majority of Sierra Stockholders, SIC Advisors may not:

•        Amend the Sierra Investment Advisory Agreement except for amendments that would not adversely affect the interests of Sierra Stockholders;

•        Voluntarily withdraw as SIC Advisors unless such withdrawal would not affect Sierra’s tax status and would not materially adversely affect Sierra Stockholders;

•        Appoint a new investment adviser;

•        Sell all or substantially all of Sierra’s assets other than in the ordinary course of business; and

•        Cause the merger or any other reorganization of Sierra.

If Charter Amendment Proposal A(i) is approved by Sierra Stockholders at the Sierra Special Meeting, these provisions affording Sierra Stockholders voting rights will be deleted from the Sierra Charter.

Notwithstanding the foregoing, the Sierra Charter also provides certain voting rights for Sierra Stockholders, including the right to direct that the Sierra Board to cause Sierra to (i) amend the Sierra Charter, (ii) dissolve Sierra, (iii) approve the sale of all or substantially all of the assets of Sierra, or (iv) cause the merger or other reorganization of Sierra. If Charter Amendment Proposals B and C are approved by Sierra Stockholders at the Sierra Special Meeting, these provisions affording the Sierra Stockholders voting rights will be deleted from the Sierra Charter.

No Appraisal Rights

In certain extraordinary transactions, MGCL provides the right to dissenting stockholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights or, under the MGCL, rights of an objecting stockholder. Except with respect to appraisal rights arising in connection with the Control Share Acquisition Act, defined and discussed below, as permitted by MGCL, and similar rights in connection with a proposed roll-up transaction, the Sierra Charter provides that Sierra Stockholders will not be entitled to exercise appraisal rights. See “Certain Relationships and Related Party Transactions of Sierra — Appraisal and Compensation.” If Charter Amendment Proposal A(viii) is approved by Sierra Stockholders at the Sierra Special Meeting, rights in connection with a proposed roll-up transaction will be deleted.

Control Share Acquisitions

MGCL provides that holders ofcontrol shares of a Maryland corporation acquired in a control share acquisition have no voting rights with respect to control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, referred to as the Control Share Acquisition Act. Shares owned by the acquirer, or by officers or directors who are employees of the corporation, are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•        one-tenth or more but less than one-third;

•        one-third or more but less than a majority; or

•        a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement, as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in the Sierra Bylaws, compliance with the Investment Company Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of a corporation.

The Sierra Bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of Sierra Common Stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, Sierra will amend the Sierra Bylaws to be subject to the Control Share Acquisition Act only if the Sierra Board determines that it would be in Sierra’s best interest and if the SEC staff does not object to Sierra’s determination that being subject to the Control Share Acquisition Act does not conflict with the Investment Company Act.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, which is referred to as the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•        any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•        an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•        80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•        two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

The Sierra Board has adopted a resolution that any business combination between Sierra and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Sierra Board, including a majority of the directors who are not interested persons as defined in the Investment Company Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the Sierra Board does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of Sierra and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the articles of incorporation or bylaws:

•        reserve for itself the right to fix the number of directors;

•        provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote;

•        retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director; and

•        provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum.

In addition, if the board is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the articles of incorporation or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. Sierra is not prohibited from implementing any or all of the statute.

Pursuant to the Sierra Charter, Sierra has elected to be subject to a specific provision of the statute such that, at all times that Sierra is eligible to make that election, all vacancies on the Sierra Board resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. That election by the Sierra Board is subject to applicable requirements of the Investment Company Act and subject to any provisions of a class or series of preferred stock established by the Sierra Board, and provided that Sierra Independent Directors shall nominate replacements for any vacancies among the Sierra Independent Directors’ positions. While certain other of the provisions available for election under the statute are already contemplated by the Sierra Charter and Sierra Bylaws, the law would permit the Sierra Board to override further changes to the Sierra Charter or Sierra Bylaws.

Limited Repurchase Rights

The Sierra Charter contains provisions governing Sierra’s share repurchase program (the “Sierra Share Repurchase Program”) and Sierra’s repurchase of shares upon the death or disability of a Sierra Stockholder. These repurchase obligations terminate, among other times, on the date that the Sierra Common Stock is listed on a national securities exchange. If Charter Amendment Proposal A(vi) is approved by Sierra Stockholders at the Sierra Special Meeting, these provisions concerning Sierra’s share repurchase program and Sierra’s repurchase of shares upon death or disability of a Sierra Stockholder will be deleted from the Sierra Charter.

Sierra Share Repurchase Program

Beginning in the third quarter of 2013 until the second quarter of 2018, pursuant to the Sierra Share Repurchase Program, Sierra conducted quarterly share repurchases of up to 2.5% of the weighted average number of outstanding shares of Sierra Common Stock in the prior four calendar quarters or 10% of the weighted average number of Sierra outstanding shares in the prior 12-month periods. The purpose of the Sierra Share Repurchase Program was to allow Sierra Stockholders to sell their shares back to Sierra at a price equal to the most recently disclosed NAV per share of Sierra Common Stock immediately prior to the date of repurchase. Shares were purchased from Sierra Stockholders participating in the program on a pro rata basis. Notwithstanding the suspension of the Sierra Share Repurchase Program under the Amended MCC Merger Agreement, the Sierra Board has approved the repurchases of shares of Sierra Common Stock from Sierra Stockholders who have requested repurchase in connection with such Sierra Stockholder’s death or disability.

Unless the Sierra Board determines otherwise, Sierra limited the number of shares to be repurchased during any calendar year to the number of shares Sierra can repurchase with the proceeds Sierra receives from the sale of shares of Sierra Common Stock under Sierra’s distribution reinvestment plan. See “Sierra Distribution Reinvestment Plan.” At the sole discretion of the Sierra Board, Sierra may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares. In addition, Sierra limited repurchases in each quarter to 2.5% of the weighted average number of shares of Sierra Common Stock outstanding in the prior four calendar quarters. Under the Sierra Share Repurchase Program, Sierra Stockholders may request that Sierra repurchase all of the shares of Sierra Common Stock that they own.

The Sierra Board has the right to suspend or terminate the Sierra Share Repurchase Program to the extent that it determines that it is in Sierra’s best interest to do so. Sierra will promptly notify Sierra Stockholders of any changes to the Sierra Share Repurchase Program, including any suspension or termination of it in Sierra’s periodic or current reports or by means of a separate mailing to the Sierra Stockholders. Moreover, the Sierra Share Repurchase Program will terminate on the date that Sierra Common Stock is listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of the Sierra Board, a secondary trading market for the shares otherwise develops. All shares to be repurchased under the Sierra Share Repurchase Program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If Sierra determines that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, Sierra will not repurchase any such shares.

Repurchase Upon Death or Disability

In the event of the death or disability of a Sierra Stockholder, Sierra will repurchase the shares of Sierra Common Stock held by such Sierra Stockholder, upon such shares being under the Sierra Share Repurchase Program, presented to Sierra for repurchase, at a price equal to the NAV per share of shares of Sierra Common Stock as disclosed in the most recently filed periodic report filed with the SEC immediately following the death or disability of such Sierra Stockholder. However, Sierra will not be obligated to repurchase shares if more than 360 days have elapsed since the date of the death or disability of the Sierra Stockholder and, in the case of disability, if the Sierra Stockholder fails to provide an opinion of a qualified independent physician. For purposes of this repurchase right, a disability will be deemed to have occurred when a Sierra Stockholder suffers a disability for a period of time, as determined by the Sierra Board and confirmed by a qualified independent physician. The Sierra Board will have no obligation to repurchase shares if it would cause Sierra to violate federal law or Maryland law. Moreover, the Sierra Board has the right to suspend or terminate this repurchase right to the extent that it determines that it is in Sierra’s best interest to do so. Finally, this repurchase right will terminate on the date that Sierra Common Stock is listed on a national securities exchange or are included for quotation in a national securities market. All shares to be repurchased under the Sierra Share Repurchase Program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If Sierra determines that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, Sierra will not repurchase any such shares. Notwithstanding the suspension of the Sierra Share Repurchase Program under the Amended MCC Merger Agreement, the Sierra Board has approved the repurchases of shares of Sierra Common Stock from Sierra Stockholders who have requested repurchase in connection with such stockholder’s death or disability.

Conflict with the Investment Company Act

Sierra Bylaws provide that, if and to the extent that any provision of MGCL, including the Control Share Acquisition Act (if Sierra amends the Sierra Bylaws to be subject to such Act) and the Business Combination Act, or any provision of the Sierra Charter or Sierra Bylaws conflicts with any provision of the Investment Company Act, the applicable provision of the Investment Company Act will control.

DESCRIPTION OF MCC’S CAPITAL STOCK

General

Under the terms of the MCC Certificate, authorized capital stock will consist solely of 100,000,000 shares of MCC Common Stock, par value $0.001 per share, of which 54,474,211 shares of MCC Common Stock were outstanding as of November 5, 2019, and 100,000,000 shares of MCC’s preferred stock, par value $0.001 per share (the “MCC Preferred Stock”), of which no shares are outstanding as of November 5, 2019.

Common Stock

Under the terms of the MCC Certificate, holders of MCC Common Stock are entitled to one vote for each share held on all matters submitted to a vote of MCC Stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of MCC Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of MCC Common Stock are entitled to receive proportionately any dividends declared by the MCC Board, subject to any preferential dividend rights of outstanding MCC Preferred Stock. Upon MCC’s liquidation, dissolution or winding up, the holders of MCC Common Stock are entitled to receive ratably MCC’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding MCC Preferred Stock. Holders of MCC Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of MCC Common Stock are subject to the rights of the holders of any series of MCC Preferred Stock, which MCC may designate and issue in the future. In addition, holders of MCC Common Stock may participate in the MCC Dividend Reinvestment Plan.

Preferred Stock

Under the terms of the MCC Certificate, the MCC Board is authorized to issue shares of MCC Preferred Stock in one or more series without MCC Stockholder approval. The MCC Board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of MCC Preferred Stock. The Investment Company Act limits MCC’s flexibility as to certain rights and preferences of the MCC Preferred Stock that the MCC Certificate may provide and requires, among other things, that immediately after issuance and before any distribution is made with respect to MCC Common Stock, MCC meet a coverage ratio of total assets to total senior securities, which include all of MCC borrowings and MCC Preferred Stock, of at least 200% (or 150% if, pursuant to the Investment Company Act, certain requirements are met), and the holders of shares of MCC Preferred Stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if and for so long as dividends on the MCC Preferred Stock are unpaid in an amount equal to two full years of dividends on the MCC Preferred Stock. The features of MCC Preferred Stock will be further limited by the requirements applicable to RIC under the Code. The purpose of authorizing the MCC Board to issue MCC Preferred Stock and determine its rights and preferences is to eliminate delays associated with a MCC Stockholder vote on specific issuances. The issuance of MCC Preferred Stock, while providing desirable flexibility in connection with providing leverage for MCC’s investment program, possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of MCC’s outstanding voting stock.

Delaware Law and Certain MCC Certificate and MCC Bylaw Provisions; Anti-Takeover Measures

MCC is subject to the provisions of Section 203 of DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested stockholders” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions (including an exception for MCC Advisors and certain of its affiliates), an “interested stockholder” is a person who, together with his affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. The MCC Certificate and the MCC Bylaws provide that:

•        the MCC Board be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

•        directors may be removed only for cause by the affirmative vote of the holders of 75% of the then outstanding shares of MCC’s capital stock entitled to vote; and

•        subject to the rights of any holders of MCC Preferred Stock, any vacancy on the MCC Board, however the vacancy occurs, including a vacancy due to an enlargement of the MCC Board, may only be filled by vote a majority of the directors then in office.

The classification of the MCC Board and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire MCC, or of discouraging a third party from acquiring MCC. The MCC Certificate and the MCC Bylaws also provide that special meetings of MCC Stockholders may only be called by the MCC Board, its Chairman or its Chief Executive Officer.

DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. The MCC Certificate permits the MCC Board to amend or repeal the MCC Bylaws. The MCC Bylaws generally can be amended by approval of at least 66 2/3 % of the total number of authorized directors subject to certain exceptions, including provisions relating to the size of the MCC Board, and certain actions requiring MCC Board approval, which provisions will require the vote of 75% of the MCC Board to be amended. The affirmative vote of the holders of at least 66 2/3 % of the shares of MCC’s capital stock entitled to vote is required to amend or repeal any of the provisions of the MCC Bylaws.

Limitations of Liability and Indemnification

Under the MCC Certificate, MCC will fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding by reason of the fact that such person is or was one of MCC’s directors or officers. So long as MCC is regulated under the Investment Company Act, the above indemnification and limitation of liability is limited by the Investment Company Act or by any valid rule, regulation or order of the SEC thereunder. The Investment Company Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.

Delaware law also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

MCC has obtained liability insurance for its officers and directors.

Anti-Takeover Provisions

The MCC Certificate includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of MCC or to change the composition of the MCC Board. This could have the effect of depriving MCC Stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over MCC. Such attempts could have the effect of increasing MCC’s expenses and disrupting MCC’s normal operation. One of these provisions is that the MCC Board will be divided into three classes, with the term of one class expiring at each annual meeting of MCC Stockholders. At each annual meeting, one class of directors is elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the MCC Board. A director may be removed from office by a vote of the holders of at least 75% of the shares then entitled to vote for the election of the respective director.

DESCRIPTION OF MDLY’S CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, the MDLY Certificate and the MDLY Bylaws as currently in effect.

MDLY’s purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. MDLY’s authorized capital stock will consist of 3,000,000,000 shares of MDLY Class A Common Stock, par value $0.01 per share, 1,000,000 shares of MDLY Class B Common Stock, par value $0.01 per share, and 300,000,000 shares of MDLY’s Preferred Stock, par value $0.01 per share (the “MDLY Preferred Stock”). Unless the MDLY Board determines otherwise, MDLY will issue all shares of its capital stock in uncertificated form.

Common Stock

MDLY Class A Common Stock

Holders of shares of MDLY Class A Common Stock are entitled to one vote for each share held of record on all matters on which MDLY Stockholders are entitled to vote generally, including the election or removal of directors. The holders of MDLY Class A Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of MDLY Class A Common Stock are entitled to receive dividends when and if declared by the MDLY Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding MDLY Preferred Stock.

Upon MDLY’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of MDLY Preferred Stock having liquidation preferences, if any, the holders of shares of MDLY Class A Common Stock will be entitled to receive pro rata its remaining assets available for distribution.

All shares of MDLY Class A Common Stock that are currently outstanding as of the date hereof are fully paid and non-assessable. The MDLY Class A Common Stock will not be subject to further calls or assessments by MDLY. Holders of shares of MDLY Class A Common Stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the MDLY Class A Common Stock. The rights powers and privileges of MDLY Class A Common Stock will be subject to those of the holders of any shares of MDLY Preferred Stock or any other series or class of stock it may authorize and issue in the future.

MDLY Class B Common Stock

For so long as MDLY pre-IPO owners and then-current Medley personnel hold at least 10% of the aggregate number of shares of MDLY Class A Common Stock and Medley LLC Units (excluding those Medley LLC Units held by MDLY) then outstanding, which MDLY refers to as the “Substantial Ownership Requirement,” the MDLY Class B Common Stock will entitle Medley Group LLC, without regard to the number of shares of MDLY Class B Common Stock held by it, to a number of votes that is equal to 10 times the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate (as defined in the Exchange Agreement), which is currently one-for-one, and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to 10 times the number of Medley LLC Units held by such holder times the Exchange Rate, in each case, on all matters on which MDLY Stockholders generally are entitled to vote. For purposes of calculating the Substantial Ownership Requirement, (1) shares of MDLY Class A Common Stock deliverable to MDLY’s pre-IPO owners and then-current Medley personnel pursuant to outstanding equity awards will be deemed then outstanding and (2) shares of MDLY Class A Common Stock and Medley LLC Units held by any estate, trust, partnership or limited liability company or other similar entity of which any pre-IPO owner or then-current Medley personnel is a trustee, partner, member or similar party will be considered held by such pre-IPO owner or other then-current Medley personnel. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the MDLY Class B Common Stock will entitle Medley Group LLC, without regard to the number of shares of MDLY Class B Common Stock held by it, to a number of votes that is equal to the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to the number of Medley LLC Units held by such holder times the Exchange Rate, in each case, on all matters on which MDLY Stockholders are entitled to vote generally. If at any time the Exchange Rate, which is the ratio at which Medley LLC Units are exchangeable for shares of MDLY Class A Common Stock changes from one-for-one, as described under “Certain Relationships and Related Person Transactions of MDLY — Exchange Agreement,” the number of votes to which MDLY Class B Common Stockholders are entitled will be adjusted accordingly. However, if the MDLY Merger is successfully consummated, the Exchange Agreement will be void. The holders of MDLY Class B Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of MDLY Class B Common Stock will vote together with holders of MDLY Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of MDLY Class B Common Stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of MDLY.

The MDLY Certificate does not provide for any restrictions on transfer of shares of MDLY Class B Common Stock.

Preferred Stock

No shares of MDLY Preferred Stock are currently outstanding as of the date hereof. The MDLY Certificate authorizes the MDLY Board to establish one or more series of MDLY Preferred Stock (including convertible MDLY Preferred Stock). Unless required by law or any stock exchange, the authorized shares of MDLY Preferred Stock will be available for issuance without further action by holders of MDLY Class A Common Stock or MDLY Class B Common Stock. The MDLY Board is able to determine, with respect to any series of MDLY Preferred Stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•        the designation of the series;

•        the number of shares of the series, which the MDLY Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized share of the class) or decrease (but not below the number of shares then outstanding);

•        whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•        the dates at which dividends, if any, will be payable;

•        the redemption rights and price or prices, if any, for shares of the series;

•        the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•        the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of MDLY;

•        whether the shares of the series will be convertible into shares of any other class or series, or any other security, of MDLY or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•        restrictions on the issuance of shares of the same series or of any other class or series; and

•        the voting rights, if any, of the holders of the series.

MDLY could issue a series of MDLY Preferred Stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of MDLY Class A Common Stock might believe to be in their best interests or in which the holders of MDLY Class A Common Stock might receive a premium over the market price of the shares of MDLY Class A Common Stock. Additionally, the issuance of MDLY Preferred Stock may adversely affect the holders of MDLY Class A Common Stock by restricting dividends on the MDLY Class A Common Stock, diluting the voting power of the MDLY Class A Common Stock or subordinating the liquidation rights of the MDLY Class A Common Stock. As a result of these or other factors, the issuance of MDLY Preferred Stock could have an adverse impact on the market price of MDLY Class A Common Stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the shares of MDLY Class A Common Stock remains listed on the NYSE, require MDLY Stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of MDLY Class A Common Stock (MDLY believes the position of the NYSE is that the calculation in this latter case treats as outstanding shares issuable upon exchange of outstanding Medley LLC Units not held by MDLY). These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved MDLY Class A Common Stock, MDLY Class B Common Stock, and MDLY Preferred Stock may be to enable the MDLY Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of MDLY by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of MDLY management and possibly deprive the MDLY Stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of the MDLY Board.

MDLY Stockholder Meetings

The MDLY Certificate and the MDLY Bylaws provide that annual MDLY Stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the MDLY Board. The MDLY Bylaws provide that special meetings of the MDLY Stockholders may be called only by or at the direction of the MDLY Board, the Chairman of the MDLY Board or the MDLY Chief Executive Officer. To the extent permitted under applicable law, MDLY may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of the MDLY Certificate and the MDLY Bylaws and Certain Provisions of Delaware Law

Undesignated Preferred Stock

The ability to authorize undesignated MDLY Preferred Stock will make it possible for the MDLY Board to issue MDLY Preferred Stock with super majority voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire MDLY or otherwise effect a change in control of MDLY. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of MDLY.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The MDLY Bylaws establish advance notice procedures with respect to MDLY Stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the MDLY Board or a committee of the MDLY Board. For any matter to be “properly brought” before a meeting, an MDLY Stockholder will have to comply with advance notice requirements and provide MDLY with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the MDLY Stockholders. The MDLY Bylaws allow the presiding officer at a meeting of the MDLY Stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of MDLY.

The MDLY Certificate provides that the MDLY Board is expressly authorized to make, alter, or repeal the MDLY Bylaws and that MDLY Stockholders may only amend the MDLY Bylaws with the approval of 80% or more of all of the outstanding shares of MDLY’s capital stock entitled to vote.

No Cumulative Voting

The DGCL provides that MDLY Stockholders are not entitled to the right to cumulate votes in the election of directors unless the MDLY Certificate provides otherwise. The MDLY Certificate does not provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the MDLY Stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of MDLY’s stock entitled to vote thereon were present and voted, unless the MDLY Certificate provides otherwise. The MDLY Certificate does not permit MDLY Class A Common stockholders to act by consent in writing unless such action is recommended by all directors then in office, but does permit MDLY Class B Common stockholders to act by consent in writing without requiring any such recommendation by the directors then in office.

Delaware Anti-Takeover Statute

MDLY is subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly-held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•        prior to the time the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•        upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        At or subsequent to the time the person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder (except proportionally as a stockholder of MDLY). An interested stockholder is generally, and subject to certain exceptions, a person who, together with affiliates and associates, owns (or, under certain circumstances, has owned within the prior years) 15% or more of the corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions the MDLY Board does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring MDLY to negotiate in advance with the MDLY Board because the MDLY Stockholder approval requirement would be avoided if the MDLY Board approves either the business combination or the transaction that results in the MDLY Stockholder becoming an MDLY interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares held by MDLY Stockholders. These provisions also may make it more difficult to accomplish transactions that MDLY Stockholders may otherwise deem to be in their best interests.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, stockholders who properly demand and perfect appraisal rights in connection with a merger or consolidation of MDLY may have the right to receive payment of the fair value of their stock in cash as appraised by the Delaware Court of Chancery. Subject to certain exceptions, the DGCL provides that appraisal rights are not available to any class of stock listed on a national securities exchange or held of record by more than 2,000 stockholders, unless, in either case, such stockholders are required in the merger to accept in exchange for their shares anything other than (a) shares of the surviving corporation, (b) shares of stock of another corporation which is listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares of such corporations, or (d) any combination of the above.

Stockholders’ Derivative Actions

Under the DGCL, any MDLY Stockholder may bring an action in MDLY’s name to procure a judgment in favor of MDLY, also known as a derivative action, provided that the MDLY Stockholder bringing the action is a holder of MDLY’s shares at the time of the transaction to which the action relates or such MDLY Stockholder’s stock thereafter devolved upon such stockholder by operation of law.

Exclusive Forum

The MDLY Certificate provides that unless MDLY consents to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of MDLY, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of MDLY to MDLY or MDLY Stockholders, (3) action asserting a claim against MDLY or any director or officer of MDLY arising pursuant to any provision of the DGCL or the MDLY Certificate or the MDLY Bylaws, or (4) action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of MDLY shall be deemed to have notice of and consented to the forum provisions in the MDLY Certificate. However, it is possible that a court could find the MDLY forum selection provision to be inapplicable or unenforceable.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The MDLY Certificate includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to limit the rights of MDLY and MDLY Stockholders, through MDLY Stockholders’ derivative suits on behalf of MDLY, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to (i) any breach of the director’s duty of loyalty to MDLY or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in connection with the unlawful payment of dividends or unlawful stock purchase or redemption; or (iv) for any transaction from which the director derived an improper personal benefit.

Subject to certain limitations set forth in the MDLY Bylaws, the MDLY Bylaws provide that MDLY must indemnify and advance expenses to MDLY directors and officers to the fullest extent authorized by the DGCL. MDLY is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for MDLY directors, officers and certain employees for some liabilities. MDLY believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the MDLY Certificate and the MDLY Bylaws may discourage MDLY Stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit MDLY and MDLY Stockholders. In addition, your investment may be adversely affected to the extent MDLY pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of MDLY’s directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of MDLY Class A Common Stock is American Stock Transfer & Trust Company, LLC.

Listing

MDLY Class A Common Stock is listed on the NYSE under the symbol “MDLY.”

SIERRA DISTRIBUTION REINVESTMENT PLAN

In connection with the Mergers, the Sierra Board amended the Sierra Distribution Reinvestment Plan (the “Amended Sierra DRIP”) to, among other things, modify the terms pursuant to which shares are issued under the Sierra Distribution Reinvestment Plan. Under the Amended Sierra DRIP, if the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, is trading at or above NAV, the number of shares of Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, to be issued to a stockholder will be determined by dividing the total dollar amount of the distribution payable to such stockholder by the greater of (i) NAV per share, and (ii) 95% of the market price per share of Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, at the close of regular trading on the NYSE on the payment date fixed by the Combined Company Board or the Sierra/MDLY Company Board, as applicable, for such distribution. The market price per share on that date shall be the closing price for such shares on the NYSE or, if no sale is reported for such day, at the average of their electronically-reported bid and asked prices. If, on the other hand, the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, is trading below NAV, the plan administrator may be instructed not to credit accounts with newly-issued shares and instead to buy shares in the market (in which case there would be no discount available to stockholders) if (1) the price at which newly-issued shares are to be credited does not exceed 110% of the last determined NAV per share; or (2) the Combined Company or the Sierra/MDLY Company, as applicable, advises the plan administrator that since such NAV was last determined, the Combined Company or the Sierra/MDLY Company Common Stock, as applicable, has become aware of events that indicate the possibility of a material change in per share NAV as a result of which the NAV of the shares on the payment date might be higher than the price at which the plan administrator would credit newly-issued shares to stockholders.

Set forth below is a description of the current Sierra Distribution Reinvestment Plan.

Sierra has adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of Sierra Stockholder’s cash distributions reinvested in additional shares of Sierra Common Stock. There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the Sierra Distribution Reinvestment Plan. Sierra will pay the reinvestment agent’s fees under the Sierra Distribution Reinvestment Plan.

Participation in the Sierra Distribution Reinvestment Plan will commence with the next distribution paid after receipt of an investor’s written election to participate in the plan and to all other calendar months thereafter, provided such election is received at least 15 business days prior to the last day of the calendar month.

A Sierra Stockholder may elect to receive an entire distribution in cash by notifying DST Systems, Inc. (“DST Systems”), the reinvestment agent and Sierra’s transfer agent and registrar, in writing so that such notice is received by DST Systems no later than the record date for distributions to Sierra Stockholders.

Any purchases of Sierra Common Stock pursuant to the Sierra Distribution Reinvestment Plan are dependent on the continued registration of Sierra’s securities or the availability of an exemption from registration in the recipient’s home state. Participants in the Sierra Distribution Reinvestment Plan are free to elect or revoke reinstatement in the Sierra Distribution Reinvestment Plan within a reasonable time as specified in the plan. If you do not elect to participate in the Sierra Distribution Reinvestment Plan you will automatically receive any distributions Sierra declares in cash. For example, if the Sierra Board authorizes, and Sierra declares, a cash distribution, then if you have “opted in” to the Sierra Distribution Reinvestment Plan you will have your cash distributions reinvested in additional shares of Sierra Common Stock, rather than receiving the cash distributions.

Your reinvestment purchase price will be 94.5% of the NAV per share of Sierra Common Stock on the distribution date. Shares issued pursuant to the Sierra Distribution Reinvestment Plan will have the same voting rights as shares of Sierra Common Stock issued pursuant to the offering.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered Sierra Stockholder, you may elect to have your entire distribution reinvested in shares of additional Sierra Common Stock by notifying DST Systems in writing so that such notice is received by DST Systems no later than the record date for distributions to Sierra Stockholders. If you elect to reinvest your distributions in additional shares of Sierra Common Stock, DST Systems will set up an account for shares you acquire through the Sierra Distribution

Reinvestment Plan and will hold such shares in non-certificated form. If your shares are held by a broker-dealer or other financial intermediary, you may “opt-in” to the Sierra Distribution Reinvestment Plan by notifying your broker-dealer or other financial intermediary of your election.

During each quarter, but in no event later than 30 days after the end of each calendar quarter, DST Systems will mail and/or make electronically available to each participant in the Sierra Distribution Reinvestment Plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of shares of Sierra Common Stock purchased during such quarter, and the per share purchase price for such shares. At least annually, Sierra will include tax information for income earned on shares under the Sierra Distribution Reinvestment Plan on a Form 1099-DIV that is mailed to you. Sierra reserves the right to amend, suspend or terminate the Sierra Distribution Reinvestment Plan. Any distributions reinvested through the issuance of shares through the Sierra Distribution Reinvestment Plan will increase Sierra’s gross assets on which the management fee and the incentive fee are determined and paid under the Sierra Investment Advisory Agreement.

Additional information about the Sierra Distribution Reinvestment Plan may be obtained by contacting stockholder services for Sierra at (212) 759-0777.

MCC DIVIDEND REINVESTMENT PLAN

MCC has adopted an “opt out” MCC Dividend Reinvestment Plan for MCC Common Stockholders. As a result, if MCC declares a cash dividend or other distribution, each MCC Stockholder that has not “opted out” of the MCC Dividend Reinvestment Plan will have their dividends automatically reinvested in additional shares of MCC Common Stock, rather than receiving cash dividends. MCC Stockholders who receive distributions in the form of MCC Common Stock will be subject to the same federal, state, and local tax consequences as if they received cash distributions.

No action is required on the part of a MCC Stockholder to have their cash dividend or other distribution reinvested in shares of MCC Common Stock. A MCC Stockholder may elect to receive an entire distribution in cash by notifying American Stock Transfer & Trust Company, the transfer agent and MCC Dividend Reinvestment Plan Administrator, in writing so that such notice is received by the plan administrator no later than the record date for distributions to MCC Stockholders. The plan administrator will set up an account for shares acquired through the MCC Dividend Reinvestment Plan for each MCC Stockholder who has not elected to receive dividends or other distributions in cash and hold such shares in non-certificated form. Upon request by a MCC Stockholder participating in the MCC Dividend Reinvestment Plan, received in writing not less than 10 days prior to the record date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of MCC Common Stock and a check for any fractional share of MCC Common Stock.

Those MCC Stockholders whose shares are held by a broker or other financial intermediary may receive dividends in cash by notifying their broker or other financial intermediary of their election.

MCC intends to use only newly issued shares to implement the MCC Dividend Reinvestment Plan if MCC Common Stock is trading at or above NAV. Under such circumstances, the number of shares of MCC Common Stock to be issued to a MCC Stockholder is determined by dividing the total dollar amount of the distribution payable to such MCC Stockholder by the greater of (i) NAV per share, and (ii) 95% of the market price per share of MCC Common Stock at the close of regular trading on the NYSE on the payment date fixed by the MCC Board for such distribution. The market price per share on that date shall be the closing price for such shares on the NYSE or, if no sale is reported for such day, at the average of their electronically-reported bid and asked prices. The number of shares of MCC Common Stock to be outstanding after giving effect to payment of the dividend cannot be established until the value per share at which additional shares will be issued has been determined and elections of MCC Stockholders have been tabulated.

If MCC declares a distribution to MCC Stockholders, the plan administrator may be instructed not to credit accounts with newly-issued shares and instead to buy shares in the market (in which case there would be no discount available to MCC Stockholders) if (1) the price at which newly-issued shares are to be credited does not exceed 110% of the last determined NAV per share; or (2) MCC advises the plan administrator that since such NAV was last determined, MCC has become aware of events that indicate the possibility of a material change in per share NAV as a result of which the NAV of the shares on the payment date might be higher than the price at which the plan administrator would credit newly-issued shares to MCC Stockholders. Shares purchased in open market transactions by the plan administrator shall be allocated to each MCC Stockholder participating based upon the average purchase price, excluding any brokerage charges or other charges, of all shares of MCC Common Stock purchased with respect to the applicable distribution.

The plan administrator’s fees under the MCC Dividend Reinvestment Plan will be paid by MCC. If a participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 per share brokerage commission from the proceeds.

MCC Stockholders who receive dividends in the form of stock are subject to the same U.S. federal, state and local tax consequences as are MCC Stockholders who elect to receive their dividends in cash. A MCC Stockholder receiving dividends in the form of stock will be treated as receiving a distribution equal to the fair market value of the stock received through the MCC Dividend Reinvestment Plan. A MCC Stockholder’s basis for determining gain or loss upon the sale of stock received in a dividend from MCC will be equal the amount treated as a distribution for federal tax purposes. Any MCC Common Stock received in a dividend will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Participants may terminate their accounts under the MCC Dividend Reinvestment Plan by notifying the plan administrator via its website at www.amstock.com, by filling out the transaction request form located at bottom of their statement and sending it to the plan administrator at the address below.

The MCC Dividend Reinvestment Plan may be terminated by MCC upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend by MCC. All correspondence concerning the MCC Dividend Reinvestment Plan should be directed to the plan administrator by mail at American Stock Transfer & Trust Company, LLC, P.O. Box 922, Wall Street Station, New York, New York 10269, or by the Plan Administrator’s Interactive Voice Response System at (888) 777-0324.

If you withdraw or the MCC Dividend Reinvestment Plan is terminated, you will receive the number of whole shares in your account under the MCC Dividend Reinvestment Plan and a cash payment for any fraction of a share in your account.

If you hold your MCC Common Stock with a brokerage firm that does not participate in the MCC Dividend Reinvestment Plan, you will not be able to participate in the MCC Dividend Reinvestment Plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

COMPARISON OF STOCKHOLDER RIGHTS

The following is a summary of the material differences between the rights of Sierra Stockholders, MCC Stockholders and MDLY Stockholders, but does not purport to be a complete description of those differences or a complete description of the specific rights of such stockholders. Furthermore, the identification of some of the differences in the rights of MDLY Stockholders, MCC Stockholders and Sierra Stockholders as material is not intended to indicate that other differences that may be equally important do not exist. The following discussion is qualified by reference to the Sierra Charter and the Sierra Bylaws, the MCC Certificate and the MCC Bylaws, the MDLY Certificate and the MDLY Bylaws, the MGCL and the DGCL. These documents are incorporated by reference in this Amended Joint Proxy Statement/Prospectus and will be sent to MCC Stockholders and MDLY Stockholders upon request. See “Where You Can Find More Information.”

As set forth in greater detail above, MCC Stockholders and MDLY Stockholders will receive shares of Sierra Common Stock in the Mergers or the MDLY Merger, as applicable. See “Description of the Amended MCC Merger Agreement” and “Description of the Amended MDLY Merger Agreement.” As a Maryland corporation, Sierra is subject to the MGCL. As Delaware corporations, MCC and MDLY are subject to the DGCL. Although the MGCL and the DGCL are similar in most respects, there are a number of differences between the two statutes, many (but not all) of which are summarized below. In addition, there is a substantial body of case law in Delaware interpreting the corporation laws of that state. A comparable body of judicial interpretation does not exist in Maryland such that there may be less certainty as to the outcome of matters governed by Maryland corporation law than would be the case under Delaware corporation law. Further, as set forth in greater detail above, Sierra Stockholders are being asked to consider and approve proposals to amend and restate the Sierra Charter to reflect amendments described in this Amended Joint Proxy Statement/Prospectus, which, if approved, will become effective immediately after the Mergers or the MDLY Merger, as applicable (the “Charter Amendment Proposals”). See “Sierra Proposal #5: Adoption of Sierra Charter Amendments.” The following discussion indicates, as appropriate, which Charter Amendment Proposals, if approved, would alter the rights of Sierra Stockholders following the Mergers or the MDLY Merger, as applicable, and how those rights would be altered.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders
Authorized Stock

Sierra is authorized to issue 250,000,000 shares of common stock, $0.001 par value per share. Pursuant to the Sierra Charter, a majority of the Sierra Board may amend the Sierra Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series without stockholder approval. The Sierra Charter authorizes the Sierra Board to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. On November 5, 2019 there were 101,684,282 shares of Sierra Common Stock outstanding.

MCC is authorized to issue 200,000,000 shares of stock, consisting of 100,000,000 shares of voting common stock, $0.001 par value per share, and 100,000,000 shares of preferred stock, $0.001 par value per share. The MCC Certificate permits the MCC Board to authorize the issuance of one or more classes of preferred stock and, with respect to each such class, to fix by resolution or resolutions the voting powers, full or limited, if any, of the shares of such class and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof. On November 5, 2019, there were 54,474,211 shares of MCC Common Stock outstanding and no shares of MCC preferred stock issued.

MDLY is authorized to issue 3,301,000,000 shares of stock, consisting of (i) 3,000,000,000 shares of MDLY Class A Common Stock, par value $0.01 per share, (ii) 1,000,000 shares of MDLY Class B Common Stock, $0.01 par value per share, (iii) and  300,000,000 shares of MDLY Preferred Stock, $0.01 par value per share. The MDLY Certificate permits the MDLY Board to authorize the issuance of one or more series of MDLY Preferred Stock out of the unissued shares of MDLY Preferred Stock and, with respect to each such series, to fix by resolution or resolutions the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. On November 5, 2019, there were 5,972,378 shares of MDLY Class A Common Stock outstanding, 100 shares of MDLY Class B Common Stock outstanding, and no shares of MDLY Preferred Stock issued.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders
Voting Rights

Each holder of Sierra Common Stock is entitled to one vote per share on all matters upon which stockholders are entitled to vote.

Except as described below with regard to the election of directors, the Sierra Bylaws provide that, unless a greater or lesser vote is required by law (including the Investment Company Act) or by the Sierra Charter, a majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any matter which may properly come before such meeting.

Each holder of MCC Common Stock is entitled to one vote per share on all matters upon which stockholders are entitled to vote.

Except as described below with regard to the election of directors, MCC Bylaws provide that, a majority of votes cast at a meeting of stockholders duly called and at which a quorum is present decides all matters except as otherwise required by the DGCL or as provided for in the MCC Certificate.

The MDLY Certificate provides that each holder of MDLY Class A Common Stock shall be entitled to one vote for each share of MDLY Class A Common Stock held of record by such holder, provided, however, that, to the fullest extent permitted by law, each holder of MDLY Class A Common Stock shall have no voting power with respect to any amendment to the MDLY Certificate that relates solely to the terms of the MDLY Preferred Stock.

For so long as MDLY’s pre-IPO owners and then-current MDLY personnel hold at least 10% of the aggregate number of shares of MDLY Class A Common Stock and Medley LLC Units (excluding those Medley LLC Units held by MDLY) then outstanding, which is referred to as the “Substantial Ownership Requirement,” the MDLY Class B Common Stock will entitle Medley Group LLC, without regard to the number of shares of MDLY Class B Common Stock held by it, to a number of votes that is equal to 10 times the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate (as defined in the Exchange Agreement), which is currently one-for-one, and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to ten times the number of Medley LLC Units held by such holder times the Exchange Rate, in each case, on all matters on which MDLY Stockholders generally are entitled to vote. For purposes of calculating the Substantial Ownership Requirement, (1) shares of MDLY Class A Common Stock deliverable to MDLY’s pre-IPO owners and then-current MDLY personnel pursuant to outstanding equity awards will be deemed then outstanding and (2) shares of MDLY Class A Common Stock and Medley LLC Units held by any estate, trust, partnership or limited liability company or other similar entity of which any pre-IPO owner or then-current MDLY personnel is a trustee, partner, member or similar party will be considered held by such pre-IPO owner or other then-current MDLY personnel.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

From and after the time that the Substantial Ownership Requirement is no longer satisfied, the MDLY Class B Common Stock will entitle Medley Group LLC, without regard to the number of shares of MDLY Class B Common Stock held by it, to a number of votes that is equal to the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to the number of Medley LLC Units held by such holder times the Exchange Rate, in each case, on all matters on which MDLY Stockholders generally are entitled to vote.

If at any time the Exchange Rate, which is the ratio at which Medley LLC Units are exchangeable for shares of MDLY Class A Common Stock, changes from one-for-one, the number of votes to which holders of MDLY Class B Common Stock are entitled will be adjusted accordingly.

To the fullest extent permitted by law, each holder of MDLY Class B Common Stock shall have no voting power with respect to any amendment to the MDLY Certificate that relates solely to the terms of the MDLY Preferred Stock.

Holders of a series of MDLY Preferred Stock shall only be entitled to voting rights as expressly granted by the MDLY Certificate (including any certificate of designations relating to such series).

Except as provided in the MDLY Certificate or required by applicable law, the holders of MDLY Common Stock vote together as a single class (or if the holders of one or more series of MDLY Preferred Stock are entitled to vote together with the holders of MDLY Common Stock, as a single class with the holders of such other series of MDLY Preferred Stock) on all matters submitted to a vote of the MDLY Stockholders generally.

The MDLY Bylaws provide that the vote of the holders of a majority of votes cast at a meeting of stockholders duly called and at which a quorum is present decides all matters except as otherwise required by the MDLY Certificate, the MDLY Bylaws or the DGCL.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders
Quorum

The Sierra Bylaws provide that a quorum for a stockholder meeting consists of the presence, in person or by proxy, of the holders of shares entitled to cast one-third of votes entitled to be cast, except with respect to any matter that, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of stock, in which case the presence, in person or by proxy, of the holders of shares entitled to cast one-third of the votes entitled to be cast by each such class on such a matter will constitute a quorum.

Upon the adoption of the Amended and Restated Bylaws of Sierra attached to this Amended Joint Proxy Statement/Prospectus as Appendix I, a quorum for a stockholder meeting will consist of the presence, in person or by proxy, of the holders of shares entitled to cast a majority of votes entitled to be cast, except with respect to any matter that, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of stock, in which case the presence, in person or by proxy, of the holders of shares entitled to cast a majority of the votes entitled to be cast by each such class on such a matter will constitute a quorum.

The MCC Bylaws provide that a quorum consists of the holders of at least a majority of the votes entitled to be cast by the issued MCC stock entitled to vote on the matters at issue, present in person or represented by proxy, except as otherwise required by the DGCL.

The MDLY Bylaws provide that a quorum consists of the holders of a majority in voting power of the capital stock of MDLY issued and outstanding and entitled to vote at a meeting of stockholders, present in person or represented by proxy, except as otherwise provided by the MDLY Bylaws, by the MDLY Certificate or by the DGCL.

Number of Directors

A majority of the entire Sierra Board may establish, increase or decrease the number of directors, provided that the number of directors will never be less than three nor more than twelve.

The Sierra Board is currently comprised of five members. If the Mergers are approved, the Sierra Board will be expanded and then will be comprised of six members.

The number of directors will be as authorized from time to time either by resolution or bylaw adopted by a majority vote of the members of the board of directors then in office.

The MCC Board is currently comprised of seven members.

Subject to the MDLY Certificate, the number of directors will be as fixed from time to time exclusively by resolution adopted by the MDLY Board. A majority of the total number of directors then in office, but not less than 1/3 of the total number of directors constituting the entire MDLY Board, shall constitute a quorum for the transaction of business.

The MDLY Board is currently comprised of six members.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders
Classification of Directors

The MGCL provides that a Maryland corporation may divide the directors into classes and may provide for a term of office which may not be more than five years, provided that the term of at least one class of directors must expire each year.

Sierra’s directors are classified, with respect to the terms for which they severally hold office, into three classes, as nearly equal in number as possible as determined by the Sierra Board. At each annual meeting of stockholders, the successors to the class of directors whose term expires at such meeting are elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify.

The DGCL permits a classified board of directors, pursuant to which the directors can be divided into two or three classes with staggered terms of office, with only one class of directors standing for election each year.

The MCC Bylaws provide for a classified board of directors, with its directors being divided into three classes with staggered terms of office and only one class of directors standing for election each year.

Each class of MCC’s directors are elected by the stockholders at each annual meeting for a three-year term. Each director holds office until such director’s term expires and a successor has been duly elected and qualified.

The DGCL permits a classified board of directors, pursuant to which the directors can be divided into two or three classes with staggered terms of office, with only one class of directors standing for election each year.

MDLY does not have a classified board of directors. MDLY’s directors are elected by the stockholders at each annual meeting. Each director holds office for a one-year term ending at the next annual meeting of stockholders and until such director’s successor has been duly elected and qualified or until such director’s earlier resignation or removal.

Vote Required for Director Election
The Sierra Bylaws provide that directors are elected by a plurality of all of the votes cast at a meeting of stockholders duly called at which a quorum is present.	The MCC Bylaws provide that each director is elected by a plurality of the votes cast with respect to the director.

The MDLY Bylaws provide that each director is elected by a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Removal of Directors

Pursuant to the MGCL, any director or the entire board of directors of a classified board of directors may be removed from office, but only for cause and by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast generally in the election of directors. If the Sierra Board were not classified, the Sierra Stockholders would be entitled to remove any director with or without cause by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast generally in the election of directors.

The MCC Bylaws provide that, any director or the entire MCC Board may be removed from office at any time with cause by the affirmative vote of the holders of at least 75% of the voting power of all of the shares of capital stock of MCC then entitled to vote generally in the election of directors, voting together as a single class.

Pursuant to the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that: (1) unless the certificate of incorporation otherwise provides, in the case of a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part. The MDLY Certificate and the MDLY Bylaws do not provide for a classified board or cumulative voting.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders
Transactions with Directors

Pursuant to the MGCL, no contract or transaction between a corporation and any of its directors (or any entity in which a director is a director or has a material financial interest) is void or voidable solely because of the common directorship or interest, or because such director is present at the meeting at which the matter is ratified or votes for such matter at said meeting, if: (i) the fact of the common directorship or interest is disclosed or made known to the other directors and the contract or transaction is approved by a majority of disinterested directors although less than a quorum; (ii) the fact of the common directorship or interest is disclosed or made known to stockholders entitled to vote and the contract or transaction is approved by a majority of votes cast by disinterested stockholders, even if less than a quorum; or (iii) the contract or transaction is fair and reasonable to the corporation. The MGCL also provides that directors of “investment companies” (as defined in the Investment Company Act) making any decision or taking any action as directors are deemed independent and disinterested unless they fit the definition of “interested person” under the Investment Company Act. The Investment Company Act specifically provides that a person is not interested solely by reason of being a director, owner of securities or family member of a director or owner of securities.

The Sierra Charter prohibits certain affiliated transactions or conflicts of interest between Sierra and its investment adviser or any affiliate thereof. In general, these provisions require that such transactions be approved either by a majority of Sierra’s directors (including a majority of the Independent Directors) or a majority of votes entitled to be cast by the Sierra Stockholders.

The DGCL provides that no contract or transaction between a corporation and one or more of its directors or officers (or any entity in which a director or officer is a director or officer or has a financial interest) shall be void or voidable solely for that reason, or solely because the director or officer is present at or participates in the meeting of the board of directors or committee thereof which authorizes the contract or transaction, or solely because any such director’s votes are counted for such purpose, if: (i) the material facts as to the director’s or officer’s relationship or interest and as to the transaction are disclosed or are known to the board of directors or a committee thereof, and the board of directors or committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors represent less than a quorum; (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair to the corporation as of the time it is authorized, approved, or ratified, by the board of directors, a committee of the board of directors, or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee of the board of directors which authorizes the corporation’s entrance into any such transaction or contract.

The DGCL provides that no contract or transaction between a corporation and one or more of its directors or officers (or  between a corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest) shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board of directors or committee thereof which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if: (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or a committee thereof, and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of the stockholders of MDLY; or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved, or ratified, by the board of directors, a committee of the board of directors, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee of the board of directors which authorizes the corporation’s entrance into any such transaction or contract.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

These provisions address a number of transactions, including joint ventures, sales and leases to and from Sierra, loans to and from Sierra, as well as general restrictions on affiliated transactions with Sierra’s investment advisers and their respective affiliates.

If Charter Amendment Proposal A(ii) is approved by Sierra Stockholders at the Sierra Special Meeting, this provision concerning conflicts of interest will be deleted from the Sierra Charter.

Vacancies on the Board of Directors

Pursuant to Subtitle 8 of Title 3 of the MGCL, Sierra has elected to provide that any vacancy may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Any vacancies on the MCC Board for any reason and any newly created directorships resulting by reason of any increase in the number of directors may be filled only by the board of directors, acting by a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director, and any directors so appointed will hold office until their successors are elected and qualified.

Any vacancies on the MDLY Board for any reason and any newly created directorships resulting by reason of any increase in the number of directors shall be filled only by the MDLY Board, acting by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Advance Notice of Director Nominations and New Business

The Sierra Bylaws require advance written notice for stockholders to nominate a director or bring other business before a meeting of stockholders. For an annual meeting, a stockholder must deliver notice to the secretary of Sierra not earlier than the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the date the proxy statement for the previous year’s annual meeting was released to stockholders. However, if the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date on which the proxy statement for the previous year’s annual meeting was mailed to stockholders, notice by the stockholder must be given not earlier than the 120th day prior to the date of the mailing of notice of the current year’s meeting and not later than the close of business on the 90th day prior to the date of

The MCC Bylaws require advance written notice for stockholders to nominate a director or bring other business before a meeting of stockholders. For a nomination or other business to be brought before an annual meeting, a stockholder must deliver notice to the secretary of MCC not less than 120 nor more than 180 days prior to the first anniversary of the date on which MCC first mailed its proxy materials or notice for the previous year’s meeting. However, if MCC did not hold an annual meeting the previous year, or if the date of the annual meeting is more than 30 days before or after the first anniversary of the preceding year’s annual meeting, notice by the stockholders must be delivered no later than the close of business on the later of the 90th day prior to such annual meeting , or the 15th day following public announcement of the date of such meeting. For a special meeting

The MDLY Bylaws require advance written notice for stockholders to nominate a director or bring other business before a meeting of stockholders. For an annual meeting, a stockholder must deliver notice to the secretary of MDLY not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

the mailing of such notice or the tenth day following the day on whichpublic announcement of the date of such meeting is first made. For a special meeting at which directors are to be elected, a stockholder must deliver notice to the secretary of Sierra not earlier than the 120th day prior to the date of such meeting and prior to the later of the close of business on the 90th day prior to the meeting or the tenth day following the day on which public announcement of the date of the meeting is made.

In the event that the number of directors on the Sierra Board is increased and there is no public announcement of such action at least 100 days prior to the first anniversary of the date the proxy statement for the preceding year’s annual meeting was released to stockholders, a stockholder’s notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the secretary of Sierra not later than the tenth day following the day on which such public announcement is first made by Sierra.

Director nominations by Sierra Stockholders shall be made by written notice, which shall include, as to each individual being nominated, (A) the name, age, business address and residence address of each proposed nominee, (B) the class, series and number of any shares of Sierra stock that are beneficially owned by such each proposed nominee and the date such shares were acquired and the investment intent of such acquisition, (C) whether such stockholder believes any such proposed nominee is, or is not, an “interested person” of Sierra, as defined in the Investment Company Act and information regarding such a stockholder must deliver notice to the secretary of MCC not less than 10 nor more than 60 days before the date of the meeting.

Director nominations by MCC Stockholders shall be made by written notice, or a “nomination notice,” which shall set forth (i) as to each individual nominated, (A) the name, age, business and residence address of such individual; (B) the principal occupation and/or employment of such person; (C) the class and number of shares of MCC which are beneficially owned by the person; and (D) any other information relating to the person that is required to be disclosed pursuant to Regulation 14A under the Exchange Act; (ii) as to the stockholder submitting the nomination notice, (x) the name and record address of such person; and (y) the class and number of shares of MCC which are beneficially owned by such person. If the presiding officer at any stockholder meeting determines that a nomination was not made in accordance with the procedures prescribed by the MCC Bylaws, such presiding officer shall so declare to the meeting and the defective nomination shall be disregarded.

Further, the MCC Bylaws provide that no proposal for a stockholder vote shall be submitted by a stockholder unless the stockholder submitting such proposal, or the “proponent,” shall have filed a written notice setting forth with particularity with respect to the stockholder giving notice and any affiliate or person acting in concert with such stockholder, (1) whether and the extent to which any hedging transaction has been entered into with respect to any share of stock of MCC; (2) any rights to dividends on MCC’s shares

Subject to the rights of the holders of any series of MDLY Preferred Stock, special meetings of the stockholders may only be called by or at the direction of the MDLY Board, the chairman of the MDLY Board, or the chief executive officer of MDLY.

Director nominations by MDLY Stockholders shall be made by written notice, which shall set forth, as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

Further, the MDLY Bylaws provide that the notice for stockholders to nominate a director or bring other business before a meeting of stockholders shall set forth, among other requirements, (i) the name and address of such stockholder, as they appear on MDLY’s books and records, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of MDLY which are owned directly or indirectly, beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder is a holder of record of the stock of MDLY at the time of the giving of the notice, will be entitled to vote at such meeting and will appear in person or by proxy at the meeting to propose such business or nomination, (iv) a representation whether the stockholder or the beneficial owner, if any, will be or is part of a group which will (A) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of MDLY’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, (v) a certification regarding whether such stockholder and beneficial owner, if any, have complied with

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

proposed nominee that is sufficient, in the discretion of the Sierra Board or any committee thereof or any authorized officer of Sierra, to make such determination, (D) such proposed nominee’s written consent to being named in Sierra’s proxy statement as a nominee and to serve as a director of Sierra if elected, and (E) all other information relating to such proposed nominee that would be required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder.

Upon the adoption of the Amended and Restated Bylaws of Sierra attached to this Amended Joint Proxy Statement/Prospectus as Appendix I, nominations shall also require such proposed nominee’s certification that he or she currently intends to serve as a director for the full term for which he or she is standing (if so elected), whether and the extent to which such stockholder, proposed nominee or Stockholder Associated Person (as defined in the Sierra Bylaws) is subject to or during the last six months has engaged in any hedging, derivative or other transaction or series of transactions understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to manage risk or benefit from changes in the price of securities of Sierra for such stockholder, proposed nominee or Stockholder Associated Person or increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation or any affiliate thereof disproportionately to such person’s economic interest in the securities of the Corporation.

that are separable from MCC’s underlying shares; (3) any proportionate interest in MCC’s shares held by a partnership in which the stockholder is directly or indirectly a general partner; (4) any performance related fees that such stockholder is entitled to base on any increase or decrease in the value of MCC’s shares; and (5) such other information as the MCC Board reasonably determines is necessary or appropriate to enable the MCC Board and MCC Stockholders to consider the stockholder proposal.

all applicable federal, state and other legal requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of capital stock or other securities of MDLY and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of MDLY and (vi) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. In addition, as to any other business that the MDLY stockholder proposes to bring before the meeting, such notice must include a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf such proposal is made.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders
Amendment of Certificate of Incorporation or Charter

Except as set forth in the following sentence, the Sierra Charter may be amended only if the amendment is declared advisable by the Sierra Board and approved by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter. Certain amendments relating to (i) making the common stock a “redeemable security” or converting Sierra, whether by merger or otherwise, from a “closed-end company” to an “open-end company,” (ii) extraordinary actions, (iii) determinations by the Sierra Board, (iv) stockholder rights, and (v) charter amendments require the approval of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

Additionally, as permitted by the MGCL, the Sierra Charter provides that a majority of the Sierra Board may amend the Sierra Charter from time to time without stockholder approval to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series.

The MCC Certificate provides that it may be amended from time to time in accordance with the DGCL. The DGCL requires the board of directors of a corporation seeking to amend its certificate of incorporation to adopt a resolution declaring the proposed amendment advisable, and submit the proposed amendment to the stockholders for approval at a special or annual meeting. The approval of a majority of the combined voting power of all of the shares of all classes of capital stock then entitled to vote is required to amend the MCC Certificate.

The MDLY Certificate does not contain a provision relating to amendments of the certificate of incorporation.

The DGCL requires the board of directors of a corporation seeking to amend its certificate of incorporation to adopt a resolution setting forth the amendment proposed, declaring its advisability and, in certain circumstances requiring a stockholder vote, submitting the proposed amendment to the stockholders for approval at a special or annual meeting. In such circumstances, a majority of the voting power of the outstanding stock entitled to vote thereon and, if applicable, a majority of the outstanding stock of each class entitled to vote thereon as a class is required to amend the MDLY Certificate.

Amendment of Bylaws

As permitted by the MGCL, the Sierra Board has the exclusive power to adopt, alter or repeal any provision of the Sierra Bylaws and to make new bylaws.

If Charter Amendment Proposal D is approved by Sierra Stockholders at the Sierra Special Meeting, in addition to the Sierra Board, the Sierra Stockholders may adopt, amend, alter, change or repeal or make new bylaws by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter.

MCC Stockholders have the power to adopt, amend, alter, change or repeal any of the MCC Bylaws by the affirmative vote of 66 2/3% of the capital stock entitled to vote at such meeting. The MCC Bylaws can also be repealed, altered or amended, or new bylaws adopted, by a vote of 66 2/3% of directors. Stockholders and directors may not amend bylaws regarding the indemnification of officers, directors, employees or agents of MCC without the written consent of the affected persons. In addition, the MCC Board may not make or alter any bylaws fixing the qualifications, classifications or terms of office of directors, and any amendment relating to the size of the board requires the affirmative vote of at least 75% of the MCC Board.

As permitted by the DGCL, the MDLY Certificate gives the MDLY Board the power to adopt, amend, alter, change or repeal any of the MDLY Bylaws by a vote of the majority of the MDLY Board then in office. In addition, the stockholders may adopt, amend, alter, change or repeal any of the MDLY Bylaws by the affirmative vote of the holders of at least 80% of the voting power of all the then outstanding shares of capital stock of MDLY entitled to vote generally in the election of directors, voting together as a single class.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders
Mergers, Consolidations and Sale of Assets

Subject to certain exceptions, Sierra may merge, consolidate, convert, sell, lease, exchange or otherwise transfer all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business only if such transaction is declared advisable by the Sierra Board and approved by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter.

In addition, the Sierra Charter provides that, subject to and in addition to the provisions of any class or series of shares then outstanding and the mandatory provisions of any applicable laws or regulations, including the MGCL, upon a vote by the holders of a majority of the shares entitled to vote on a matter, stockholders may, without the necessity for concurrence by the investment advisers, direct that the Sierra Board cause Sierra to: (i) amend the Sierra Charter, the Sierra Investment Advisory Agreement, or the Sierra Administration Agreement; (ii) remove SIC Advisors; (iii) dissolve Sierra; (iv) approve or disapprove the sale of all or substantially all of the assets of Sierra when such sale is to be made other than in the ordinary course of Sierra’s business; or (v) cause the merger or other reorganization of Sierra.

If Charter Amendment Proposal B is approved by Sierra Stockholders at the Sierra Special Meeting, the provisions purportedly permitting Sierra Stockholders to cause the Sierra Board to sell all or substantially all of its assets, dissolve the entity, or merge or consolidate with another entity will be deleted.

Subject to certain exceptions, MCC may merge, consolidate, convert, sell, lease, exchange or otherwise transfer all or substantially all of its assets or engage in similar transactions outside the ordinary course of business only if such transaction or, in the case of a merger or consolidation, the agreement of merger or consolidation is declared advisable by the MCC Board and approved by the holders of a majority of the outstanding stock entitled to vote thereon or, in the case of a conversion, the holders of all outstanding shares of stock, whether voting or nonvoting.

Subject to certain exceptions, MDLY may merge, consolidate, convert, sell, lease, exchange or otherwise transfer all or substantially all of its assets or engage in similar transactions outside the ordinary course of business.

In the case of a merger or consolidation, the agreement of merger or consolidation must be approved and declared advisable by the MDLY Board and the adoption of the agreement must be approved by the holders of a majority of the voting power of the outstanding capital stock of MDLY entitled to vote thereon, subject to certain exceptions as set forth under the DGCL.

In the case of a conversion, a resolution approving such conversion must be adopted by the MDLY Board and the adoption of the resolution must be approved by the holders of all outstanding shares of stock, whether voting or nonvoting.

In the case of a sale of all or substantially all of its assets, a resolution of the MDLY Board authorizing the sale must be adopted by the holders of a majority of the voting power of the outstanding stock of MDLY entitled to vote thereon.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders
Dissolution

Sierra may dissolve if the dissolution is declared advisable by a majority of the entire Sierra Board and approved by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter.

The Sierra Charter also provides that Sierra may be dissolved without the consent of the Sierra Board by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter.

If Charter Amendment Proposals B and C are approved by Sierra Stockholders at the Sierra Special Meeting, this provision purportedly permitting Sierra Stockholders to cause the Sierra Board to dissolve Sierra will be deleted.

MCC may dissolve only if the dissolution is declared advisable by a majority of the whole MCC Board and approved by the holders of a majority of the outstanding stock entitled to vote thereon.

MDLY may dissolve only if a majority of the MDLY Board adopts a resolution declaring the dissolution advisable and a majority of the voting power of the outstanding stock of MDLY entitled to vote thereon votes for the proposed dissolution and MDLY otherwise complies with the requirements of the DGCL. Dissolution may also be authorized without action of the MDLY Board if all of the MDLY Stockholders entitled to vote thereon consent in writing and a certificate of dissolution shall be filed with the Delaware Secretary of State in accordance with the DGCL.

Business Combinations with Interested Stockholders

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange and, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who beneficially owned, directly or indirectly, 10% or more of the voting power of the corporation’s then outstanding stock at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and

Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time at which such person became an interested stockholder unless: (i) prior to such time, the board of directors approved either the business combination or transaction in which the stockholder became an interested stockholder; (ii) upon becoming an interested stakeholder, the stakeholder owned at least 85% of the corporation’s outstanding voting stock other than shares held by directors who are also officers and certain employee benefit plans; or (iii) the business combination is approved by both the board of directors and by holders of at least two-thirds of the corporation’s outstanding voting stock (at a meeting and not by written consent), excluding shares owned by the interested stockholder. For these purposes, a “business combination” includes mergers, asset sales and other similar transactions with an “interested stockholder,” and “interested stockholder” means a

Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time at which such person became an interested stockholder unless: (i) prior to the time the person became an interested stockholder, the board of directors approved either the business combination or transaction in which the stockholder became an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the corporation’s outstanding voting stock at the time the transaction commences, excluding for purposes of determining the voting stock outstanding those shares owned (1) by persons who are directors and also officers and (2) certain employee stock plans; or (iii) at or subsequent to the time the person became an interested stockholder, the business combination is approved by both the board of directors and authorized at an annual or special meeting of stockholders by holders of at least 66 2/3% of the corporation’s outstanding voting stock (at a meeting and not by written consent), excluding shares owned by the interested stockholder. Generally, a “business combination” includes mergers, asset sales and other similar transactions together

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

(ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder or if the business combination satisfies certain minimum price, form-of-consideration and procedural requirements.

Pursuant to the Business Combination Act, the Sierra Board has adopted a resolution exempting any business combination between Sierra and any other person from the business combination statute described above, provided that the business combination is first approved by the Sierra Board, including a majority of the independent directors.

stockholder that, together with its affiliates and associates, owns (or, under certain circumstances, has owned within the prior three years) more than 15% of the outstanding voting stock. Although Section 203 of the DGCL permits a corporation to elect not to be governed by its provisions, MCC has not made this election.

with transactions in which the interested stockholder (except proportionally as a stockholder of MDLY) receives a financial benefit and “interested stockholder” generally, and subject to certain exceptions, means a stockholder that, together with its affiliates and associates, owns (or, under certain circumstances, has owned within the prior three years) more than 15% of the outstanding voting stock. Although Section 203 of the DGCL permits a corporation to elect not to be governed by its provisions, MDLY has not made this election.

Appraisal Rights

The MGCL provides that appraisal rights are available to dissenting stockholders in connection with certain mergers, consolidations, share exchanges, transfers of assets, amendments to the corporation’s articles of incorporation, business combinations and conversions. However, the MGCL does not provide for appraisal rights if the shares of the corporation are listed on a national securities exchange, the stock is that of a successor in a merger (unless the merger alters the contract rights of the stock or converts it into something other than stock, cash or other interests), the stock is not entitled to be voted on the transaction or the stockholder did not hold the stock as of the applicable record date or the articles of incorporation provide that holders of the stock are not entitled to exercise appraisal rights.

Under the DGCL, stockholders who dissent from a merger or consolidation of the corporation have the right to demand and receive payment of the fair value of their stock, as appraised by the Delaware Court of Chancery; provided, however, that dissenters’ rights are inapplicable (i) to stockholders of a surviving corporation whose vote is not required to approve the merger or consolidation and (ii) to any class of stock listed on a national securities exchange or held of record by more than 2,000 stockholders, unless, in either case, such stockholders are required in the merger to accept in exchange for their shares anything other than (A) shares of the surviving corporation or depository receipts in respect thereof, (B) stock of another corporation which is either listed on a national securities exchange or held of record by more than 2,000 holders, depository receipts in respect thereof, (C) cash in lieu

Stockholders of record who do not vote in favor of, or consent to, the adoption of a merger or consolidation agreement, who properly demand appraisal of their shares, who do not fail to perfect, effectively withdraw, or otherwise lose their right to appraisal and who otherwise comply with the requirements for perfecting and preserving their appraisal rights under Section 262 of the DGCL will be entitled to receive, in lieu of the consideration being offered in the merger or consolidation, payment in cash for the fair value of their shares as determined by the Delaware Court of Chancery in an appraisal proceeding, together with interest to be paid on the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery; provided, however, that dissenters’ rights are not available in certain mergers or consolidations (i) to stockholders of a surviving corporation whose vote is not required to approve the merger or consolidation and (ii) to any class or series of stock listed on a national securities exchange or held of record by more than 2,000 stockholders, unless, in either case, such stockholders are required

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

The MGCL provides, among other procedural requirements for the exercise of the appraisal rights, that a stockholder who files with the corporation a written objection to the proposed transaction, may not vote in favor of the transaction, and must make a written demand on the successor for payment of the stockholder’s stock.

The Sierra Charter provides that stockholders are not entitled to exercise appraisal rights in connection with any transaction unless such rights are specifically provided by the Sierra Board in setting the terms of any class or series of preferred shares, or are contemplated by the MGCL.Sierra Stockholders do not have appraisal rights under the MGCL with respect to the Mergers.

of fractional shares or depository receipts of such corporations or (D) or any combination of the above. Neither the MCC Certificate nor the MCC Bylaws contain any additional provisions relating to appraisal rights.

in the merger to accept in exchange for their shares anything other than (A) shares stock of the corporation surviving or resulting from such merger or consolidation or depository receipts in respect thereof, (B) shares of stock of another corporation which shares of stock at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders, or depository receipts in respect thereof, (C) cash in lieu of fractional shares or fractional depository receipts described in the foregoing sections (A) and (B), or (D) or any combination of the above. Neither the MDLY Certificate nor the MDLY Bylaws contain any additional provisions relating to appraisal rights.

Call and Notice of Stockholders’ Meetings

Annual Meetings. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of Sierra is held on the date and at the time set by the Sierra Board.

Annual Meetings. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of MCC is held on the date and at the time set by the board of directors.

Annual Meetings. An annual meeting of the stockholders for the election of directors and the transaction of such other business as may be properly brought before the meeting is held on the date and at such time and place, if any, as set by the MDLY Board.

Special Meetings. Any chairman of the Sierra Board, the chief executive officer, the president or a majority of the directors then in office may call a special meeting of the stockholders. Subject to certain conditions, a special meeting of stockholders shall also be called by the secretary of Sierra to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than 10% of all the votes entitled to be cast at such meeting. Only the business specified in the notice of the meeting may be brought before such meeting.

Special Meetings. Special meetings of stockholders may be called for any purposes by a resolution of the majority of the MCC Board, the chairman of the board or the chief executive officer, or upon the written request of one or more holders of not less than 25% of all the outstanding shares entitled to vote at such meeting.

Special Meetings. Subject to the rights of the holders of any class or series of MDLY Preferred Stock, special meetings of the stockholders may only be called by or at the direction of the MDLY Board, the chairman of the MDLY Board, or the chief executive officer of MDLY.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

Record Date. The Sierra Bylaws provide that the Sierra Board may fix a record date not more than 90 days and not less than ten days before the date of any such meeting.

Notice. Not less than 15 nor more than 60 days before each meeting of stockholders, the secretary of Sierra will give to each stockholder entitled to vote at such meeting or entitled to notice thereof, written or printed notice stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any law, the purpose for which the meeting is called, by (i) overnight mail, or (ii) electronic transmission.

Record Date. The MCC Bylaws provide that the MCC Board may fix in advance a future date, not more than 60 days nor less than ten days preceding the date of a stockholder meeting, as the record date for determination of the stockholders entitled to notice of and to vote at any such meeting and any adjournment thereof. Only those stockholders who are stockholders of record on the date so fixed are entitled to notice of and to vote at such meeting.

Notice. Written notice of each meeting of stockholders stating the date, hour, place and the purposes thereof must be given as provided by law not less than ten nor more than 60 days before such meeting (unless a different time is specified by law) to every stockholder entitled to vote at such meeting.

Record Date. The MDLY bylaws provide that, in order to determine the stockholders entitled to notice of any meeting of stockholders or adjournment thereof, the MDLY Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the MDLY Board, and which record date shall, unless otherwise required by law, not be more than sixty 60 nor less than ten 10 days before the date of such meeting. If the MDLY Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the MDLY Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the MDLY Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. Only those stockholders who are stockholders of record on the record date are entitled to notice of and to vote at such meeting.

Notice. Written notice of each meeting of stockholders stating the date, time, place, if any, the means of remote communications, if any, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes of the meeting of stockholders, must be given not less than 10 nor more than 60 days before such meeting (unless otherwise provided by law) to every stockholder entitled by law to notice of such meeting.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders
Consent in Lieu of Meeting

The MGCL provides that, unless the charter authorizes the holders of common stock entitled to vote generally on the election of directors to consent in writing or by electronic transmission by not less than the minimum number of votes that would be necessary to take action at a stockholders meeting, any action required or permitted to be taken at a meeting may be taken without a meeting only if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed in paper or electronic form with the records of stockholders meetings. The Sierra Charter does not address stockholder action without a meeting and, therefore, unanimous consent is required for stockholder action without a meeting.

Pursuant to the MCC Certificate, any action required or permitted to be taken by the stockholders at any annual or special meeting may be taken without a meeting by a unanimous written consent of the stockholders entitled to vote on the matter.

Pursuant to the MDLY Certificate, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting and may not be effected by any consent in writing by such stockholders unless such action is recommended by all directors of MDLY; provided, however, that any action required or permitted to be taken by the holders of MDLY Class B Common Stock, voting separately as a class, or, to the extent expressly permitted by the certificate of designation relating to one or more series of MDLY Preferred Stock, by the holders of such series of MDLY Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant class or series having not less than minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to MDLY.

Stockholder Inspection Rights

Pursuant to the MGCL, a Sierra Stockholder may make a request during usual business hours to inspect and copy any of the following corporate documents: (i) the Sierra Bylaws; (ii) minutes of the proceedings of the stockholders; (iii) annual statements of affairs; and (iv) voting trust agreements deposited at Sierra’s principal office. Any Sierra Stockholder may also request a statement showing all stock and securities issued during a specified period of not more than 12 months before the date of the request. In addition, one or more persons who together are and for at least six months have been stockholders of record of at least five percent of the outstanding stock of any class may (i) inspect and copy during usual business hours Sierra’s books of account and stock ledger, (ii) present to any officer or resident agent of Sierra a written request for a statement of

The DGCL provides that any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during usual business hours to inspect for any purpose reasonably related to such person’s interest as a stockholder, and to copy: (i) the stock ledger, a list of stockholders and MCC’s other books and records; and (ii) a subsidiary’s books and records to the extent that MCC has actual possession and control of such records or could obtain such records through the exercise of control over such subsidiary, provided that as of the making of the demand (A) the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between MCC or the subsidiary and any person(s) not affiliated with MCC and (B) the subsidiary would not

The DGCL provides that any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during usual business hours to inspect for any proper purpose reasonably related to such person’s interest as a stockholder, and to make copies and extracts from: (i) the corporation’s stock ledger, a list of its stockholders, and the corporation’s other books and records; and (ii) a subsidiary’s books and records, to the extent that the corporation has actual possession and control of such records or could obtain such records through the exercise of control over such subsidiary, provided that as of the making of the demand (A) the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and any person(s) not affiliated with the corporation and (B) the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

Sierra’s affairs and (iii) if Sierra does not maintain the original or a duplicate stock ledger at its principal office, present to any officer or resident agent of Sierra a written request for a list of stockholders, setting forth the name and address of each stockholder and the number of shares of each class which the stockholder holds. Within 20 days after such request is made, Sierra must prepare such information and have it available on file at its principal office.

have the right under the law applicable to it to deny MCC access to such books and records upon demand by MCC.

The Sierra Charter provides that Sierra Stockholders may access Sierra’s records upon reasonable notice and during business hours pursuant to the MGCL and in accordance with the Sierra Bylaws. The Sierra Bylaws provide that an alphabetical list of the names, addresses and telephone numbers of Sierra Stockholders, along with the number of shares of stock owned by each of them, will be available for inspection by any stockholder or the stockholder’s designated agent upon request. A Sierra Stockholder may request a copy of the stockholder list in connection with matters relating to stockholder voting rights and the exercise of stockholder rights under federal proxy laws. Sierra may require the stockholder requesting the stockholder list to represent that the stockholder list is not requested for a commercial purpose unrelated to the stockholder’s interest in Sierra.

The Sierra Charter also provides that within 120 days of the end of each fiscal year, the Sierra Board shall distribute reports to Sierra Stockholders which include (i) Sierra’s audited financial statements, (ii) a report of Sierra’s activities, (iii) a comparison of current forecasts with any prior forecasts provided to stockholders, (iv) a report of stockholder distributions, and (v) any other financial information contained in Sierra’s annual report on Form 10-K. The Sierra Charter states that Sierra Stockholders will also be entitled to quarterly reports within 60 days of the end of each fiscal quarter.

In addition, pursuant to the MCC Bylaws, a complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be prepared by a designated officer and be open to the examination of any stockholder, for any purpose germane to such meeting, during ordinary business hours, either on a reasonably accessible and secure electronic network, at MCC’s principal place of business, or at the place where such meeting is to be held, for at least ten days before such meeting and at the place of such meeting during the whole time of such meeting.

In addition, pursuant to the MDLY Bylaws, the officer who has charge of the stock ledger of MDLY shall prepare and make at least 10 days before every meeting of stockholders a complete list of stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to such meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of MDLY.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

If Charter Amendment Proposal A(x) is approved by Sierra Stockholders at the Sierra Special Meeting, these provisions concerning stockholder inspection rights and the distribution of periodic reports will be deleted.

Upon the adoption of the Amended and Restated Bylaws of Sierra attached to this Amended Joint Proxy Statement/Prospectus as Appendix I, certain rights pertaining to stockholder access to the Sierra stockholder list will also be deleted.

Dividends and Distributions; Redemptions

The MGCL defines “distribution” to include (i) a direct or indirect transfer of money or other property of the corporation in respect of any of its shares; or (ii) an incurrence or forgiveness of indebtedness by a corporation to or for the benefit of the corporation’s stockholders in respect of any of its shares. A distribution includes a dividend; a purchase, redemption or other acquisitions of its own shares by the corporation; and an issuance of evidence of indebtedness, in each case pertaining to a stockholder of the corporation.

Pursuant to the DGCL, MCC may pay dividends only out of the surplus of MCC or, if there is no surplus, out of net profits for the year in which the dividend is declared and/or the preceding fiscal year. Pursuant to the DGCL, dividends may not be declared out of net profits, however, if MCC’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is eliminated. Furthermore, the DGCL generally provides that a Delaware corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of such corporation.

Pursuant to the DGCL, directors of a corporation may pay dividends only out of the surplus of the corporation or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Pursuant to the DGCL, dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that, subject to certain limited exceptions, a Delaware corporation may not redeem or repurchase its shares when the capital of the corporation is impaired or when such redemption or repurchase would cause any impairment of the capital of such corporation.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

Pursuant to the MGCL, no distribution may be made by Sierra if, after giving effect to the distribution, (i) Sierra would not be able to pay its indebtedness as the indebtedness becomes due in the usual course of business or (ii) Sierra’s total assets would be less than the sum of its total liabilities plus, unless the Sierra Charter permits otherwise, the amount that would be needed, if Sierra were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. For purposes of determining compliance with the insolvency tests in clauses (i) and (ii), the MGCL permits assets to be valued on the basis of a “fair valuation” of the assets or upon any other “reasonable” method rather than limiting application of the tests to the financial statements. Notwithstanding the foregoing, under the MGCL, Sierra may make a distribution from (i) its net earnings for the fiscal year in which the distribution is made; (ii) its net earnings for the preceding fiscal year; or (iii) the sum of its net earnings for the preceding eight fiscal quarters, in each case even if Sierra’s total assets would be less than the sum of its total liabilities plus, unless the Sierra Charter permits otherwise, the amount that would be needed, if Sierra were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution

Pursuant to the Sierra Bylaws, dividends and other distributions to Sierra Stockholders may be authorized by the Sierra Board, subject to the provisions of law and the Sierra Charter.

The MCC Bylaws provide that holders of MCC Common Stock shall have the right to receive dividends as and when declared by the board of directors in its sole discretion at any regular or special meeting, subject to any limitations on the declaring of dividends imposed by the certificate of incorporation.

The MDLY Certificate provides that, subject to applicable law and the rights, if any, of the holders of any outstanding series of MDLY Preferred Stock or any class or series of stock having a preference over or the right to participate with the MDLY Class A Common Stock with respect to the payment of dividends and other distributions, holders of MDLY Class A Common Stock shall have the right to receive such dividends and distributions as and when declared and paid by the MDLY Board in its discretion (out of the assets of MDLY that are by law available therefor).

Dividends and other distributions shall not be declared or paid on the MDLY Class B Common Stock.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

The Sierra Charter provides that Sierra’s investment adviser must review Sierra’s accounts at least quarterly to determine whether cash distributions are appropriate. The Sierra Board may authorize the declaration and payment of dividends or distributions to the Sierra Stockholders in cash, other assets or securities of Sierra, or from any other source as the Sierra Board may determine in its discretion. The Sierra Board may also authorize the pro rata distribution to the Sierra Stockholders of funds which the Sierra investment adviser deems unnecessary for Sierra to retain.

If Charter Amendment Proposal A(iv) is approved by Sierra Stockholders at the Sierra Special Meeting, this provision concerning the investment adviser and the Sierra Board’s responsibilities relating to distributions will be deleted, and Maryland law would govern Sierra’s ability to pay distributions to the Sierra Stockholders.

Stockholder Share Repurchase Rights

Subject to the power of the Sierra Board to suspend or terminate any repurchase obligations, the Sierra Charter provides that Sierra will offer to repurchase up to two and a half percent (2.5%) of the weighted average number of shares of Sierra Common Stock outstanding in the prior four calendar quarters from the holders thereof. This repurchase obligation terminates, among other times, on the date that the Sierra Common Stock is listed on a national securities exchange.

Upon an event of death or disability of a holder of Sierra Common Stock, the Sierra Charter obligates Sierra to repurchase from such holder all of the holder’s shares of Sierra Common Stock for an amount equal to the NAV per share of the common stock as disclosed in Sierra’s most recently filed annual report on Form 10-K or quarterly report on Form 10-Q following the date of death or disability of such holder. This repurchase obligation

	MCC is not obligated to repurchase shares of capital stock from holders thereof under any circumstances.	MDLY is not obligated to repurchase shares of capital stock from holders thereof under any circumstances.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

terminates, among other times, on the date that the Sierra Common Stock is listed on a national securities exchange.

If Charter Amendment Proposal A(vi) is approved by Sierra Stockholders at the Sierra Special Meeting, this provision concerning stock repurchase rights will be deleted from the Sierra Charter.

Distributions-in-Kind

Pursuant to the Sierra Charter, distributions in kind are not permitted, except for (a) distributions of readily marketable securities, (b) distributions of beneficial interests in a liquidating trust established for Sierra’s dissolution and the liquidation of its assets in accordance with its charter or (c) distributions in which (1) the Sierra Board advises each stockholder of the risks associated with direct ownership of the property, (2) the Sierra Board offers each stockholder the election of receiving such in-kind distributions and (3) in-kind distributions are made only to those stockholders that accept such offer.

The MCC Certificate contains no restrictions on distributions-in-kind.

The MDLY Certificate provides that, subject to applicable law and the rights, if any, of the holders of any outstanding series of MDLY Preferred Stock or any class or series of stock having a preference over or the right to participate with the MDLY Class A Common Stock with respect to the payment of dividends and other distributions in cash, stock of any corporation or property of MDLY, such dividends and other distributions may be declared and paid on the MDLY Class A Common Stock out of the assets of MDLY that are by law available therefor at such times and in such amounts as the MDLY Board in its discretion shall determine.

If Charter Amendment Proposal A(iv) is approved by Sierra Stockholders at the Sierra Special Meeting, this provision limiting distributions in kind will be deleted from the Sierra Charter and Sierra will not be subject to any restrictions pertaining to distributions-in-kind.

Dividends and other distributions shall not be declared or paid on the MDLY Class B Common Stock.

Deferred Payments

The Sierra Charter limits the ability of Sierra to accept any form of deferred payments for the purchase of shares of Sierra Common Stock.

If Charter Amendment Proposal A(iii) is approved by Sierra Stockholders at the Sierra Special Meeting, this provision restricting deferred payments will be deleted from the Sierra Charter.

	The MCC Certificate does not contain any restriction on deferred payments.	The MDLY Certificate does not contain any restriction on deferred payments.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders
Roll-Up Transactions

Under the Sierra Charter, a Roll-up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of Sierra and the issuance to the Sierra Stockholders of securities of an entity (Roll-up Entity) that is created or would survive after the successful completion of a Roll-up Transaction. This term does not include (a) a transaction involving securities of a company that have been listed on a national securities exchange for at least 12 months; or (b) a transaction involving Sierra’s conversion to corporate, trust or association form if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of Sierra’s existence, compensation to Sierra’s investment adviser or Sierra’s investment objectives.

In connection with any Roll-up Transaction involving the issuance of securities of a Roll-up Entity, an appraisal of all of Sierra’s assets must be obtained from a competent independent appraiser. The assets must be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of the assets as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal must assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser must clearly state that the engagement is for the benefit of Sierra and Sierra Stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, must be included in a report to stockholders in connection with any proposed Roll-up Transaction.

	The MCC Certificate does not contain any restriction on roll-up transactions.	The MDLY Certificate does not contain any restriction on roll-up transactions.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

In connection with a proposed Roll-up Transaction, the sponsor of the Roll-up Transaction must offer to common stockholders who vote “no” on the proposal the choice of: (a) accepting the securities of the Roll-up Entity offered in the proposed Roll-up Transaction; or (b) one of the following: (i) remaining as holders of Sierra’s stock and preserving their interests therein on the same terms and conditions as existed previously or (ii) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of Sierra’s net assets.

Sierra is prohibited from participating in any Roll-up Transaction: (a) that would result in the common stockholders having voting rights in a Roll-up Entity that are less than those provided in the Sierra Charter and the Sierra Bylaws; (b) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares held by that investor; (c) in which investor’s rights to access of records of the Roll-up Entity will be less than those provided in the Sierra Charter; or (d) in which any of the costs of the Roll-up Transaction would be borne by Sierra if the Roll-up Transaction is rejected by the common stockholders.

If Charter Amendment Proposal A(viii) is approved by Sierra Stockholders at the Sierra Special Meeting, the provisions restricting roll-up transactions will be deleted from the Sierra Charter and Sierra will not be subject to any of the restrictions identified above.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders
Exculpation

Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Despite the above provisions of Maryland law, and in accordance with guidelines adopted by NASAA, the Sierra Charter provides that Sierra’s investment adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as Sierra’s agent shall not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by Sierra’s investment adviser nor shall Sierra’s investment adviser be held harmless for any loss or liability suffered by Sierra, unless (1) Sierra’s investment adviser has determined, in good faith, that the course of conduct which caused the loss or liability was in Sierra’s best interests, (2) Sierra’s investment adviser was acting on behalf of or performing services for Sierra, (3) the liability or loss suffered was not the result of negligence or misconduct by Sierra’s investment adviser or an affiliate thereof acting as Sierra’s agent and (4) the indemnification or agreement to hold Sierra’s investment adviser harmless for any loss or liability suffered by Sierra is only recoverable out of Sierra’s net assets and not from Sierra Stockholders. In accordance with the Investment Company Act, Sierra will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

The DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability resulting from (i) breach of the director’s duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock purchase or redemption or (iv) any transaction from which the director derived an improper personal benefit.

The MCC Certificate contains a provision which eliminates directors’ liability for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

The DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability resulting from (i) breach of the director’s duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock purchase or redemption or (iv) any transaction from which the director derived an improper personal benefit.

The MDLY Certificate contains a provision which eliminates directors’ liability for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

If Charter Amendment Proposal A(ix) is approved by Sierra Stockholders at the Sierra Special Meeting, Sierra will remove the limitations placed on exculpation, and will instead provide that Sierra shall exculpate its directors and officers to the maximum extent permitted by Maryland law, subject to the limitations of the Investment Company Act.

Indemnification of Officers and Directors

Maryland law requires a corporation (unless its charter provides otherwise, which the Sierra Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the

The DGCL permits a Delaware corporation to indemnify any director, officer, employee or agent who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation) against judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The DGCL permits a Delaware corporation to indemnify any director, officer, employee or agent who was or is a party or is threatened to be made a party to any action by or in the right of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification may be made if the person is adjudged liable to the corporation unless and only to the extent the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper.

The DGCL permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The DGCL permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any action or suit by or in the right of the corporation by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification shall be made if the person shall have been adjudged to be liable to the corporation unless and only to the extent the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Additionally, Sierra has indemnification agreements in place with its directors and officers

To the extent a present or former director or officer has been successful on the merits or otherwise in defense of any proceeding, the DGCL requires such person to be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred.

liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court deems proper. To the extent a present or former director or officer has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, the DGCL requires such person to be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

If Charter Amendment Proposal A(ix) is approved by Sierra Stockholders at the Sierra Special Meeting, Sierra will remove the limitations placed on indemnification and advancement of expenses, and, upon the adoption of the Amended and Restated Bylaws of Sierra attached to this Amended Joint Proxy Statement/Prospectus as Appendix I, the Sierra Bylaws will obligate Sierra to indemnify its directors and officers to the maximum extent permitted by Maryland law, subject to the limitations of the Investment Company Act.

The MCC Bylaws provide that each person who was or is made a party or is threatened to be made a party to any action, suit or proceeding whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact: (a) that he or she is or was a director, officer, employee or agent of MCC, or (b) that he or she, being at the time a director, officer or employee of MCC, is or was serving at the request of MCC as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (collectively, “another enterprise” or “other enterprise”), whether either in case (a) or in case (b) the basis of such proceeding is alleged action or inaction (x) in an official capacity as a director, officer or employee of MCC, or as a director, trustee, officer, employee or agent of such other enterprise, or (y) in any other capacity related to MCC or such other enterprise while so serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by MCC to the fullest extent not prohibited by Section 145 of the DGCL (or any successor provision(s)) as the same exists or may hereafter be amended, respectively (but, in the case of any amendment to Section 145 of the DGCL, with

The MDLY Bylaws generally provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of MDLY or, while a director or officer of MDLY, is or was serving at the request of MDLY as a director, trustee, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, trustee, officer, employee, or agent or in any other capacity while serving as a director, trustee, officer, employee or agent, shall be indemnified and held harmless by MDLY to the fullest extent permitted by Delaware law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, Employee Retirement Income Securities Act excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that, except as provided in the MDLY Bylaws with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, MDLY shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the MDLY Board.

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

respect to actions taken prior to such amendment, only to the extent that such amendment permits any corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, Employee Retirement Income Securities Act excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith if such person satisfied the applicable level of care to permit such indemnification under the DGCL.   Such indemnification shall continue even after such person ceases to be a director, officer or employee of MCC, or director, officer, employee or agent of another enterprise; and shall inure to the benefit of such person’s heirs, executors and administrators. The right to indemnification conferred shall be a contract right and shall not be affected adversely as to such person by any amendment of the MCC Bylaws with respect to any action or inaction occurring prior to such amendment, and (iii) shall, subject to any requirements imposed by law, include the right to be paid by MCC the expenses incurred in defending any such proceeding in advance of its final disposition.

As permitted by the DGCL, the MDLY Bylaws provide that MDLY shall advance expenses (including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the MDLY Bylaws, provided that in the case of an advance made in a proceeding brought to establish or enforce a right to indemnification or advancement, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer shall be made solely upon delivery to MDLY of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined after final judicial decision from which there is no further right to appeal that he or she is not entitled to be indemnified by MDLY for such expenses.

As permitted by the DGCL, the MCC Certificate and the MCC Bylaws permit MCC to advance expenses incurred by an officer or director of MCC in defending any civil, criminal, administrative or investigative action, suit, or proceeding, upon delivery to MCC of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined that he or she is not entitled to be indemnified by MCC for such expenses.

Additionally, MCC has indemnification agreements in place with its directors and officers.

MDLY shall be fully and primarily responsible for the payment of indemnification or advancement of expenses with any jointly indemnifiable claims, pursuant to and in accordance with the terms of the MDLY Bylaws.

Such indemnification rights shall continue even after such person ceases to be a director or officer of MDLY; and shall inure to the benefit of such person’s heirs, executors and administrators. The right to indemnification conferred shall be a contract right and shall not be affected adversely as to such person by any amendment, alteration or repeal of the MDLY Certificate or MDLY Bylaws with respect to any proceeding involving

Rights of Sierra Stockholders	Rights of MCC Stockholders	Rights of MDLY Stockholders

any occurrence or alleged occurrence of any action or omission to act occurring prior to such amendment or repeal.

Pursuant to the MDLY Bylaws, MDLY may, to the extent authorized from time to time by the MDLY Board, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of MDLY.

Additionally, MDLY has indemnification agreements in place with its directors and officers.

Exclusive Forum

Currently, the Sierra Bylaws do not have an exclusive forum provision. Upon the adoption of the Amended and Restated Bylaws of Sierra attached to this Amended Joint Proxy Statement/Prospectus as Appendix I, the Sierra Bylaws will provide that, unless Sierra consents in writing to the selection of a different forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Sierra, (b) any action asserting a claim of breach of any duty owed by a director or officer or other employee of Sierra to Sierra or to the Sierra Stockholders or asserting a claim of breach of any standard of conduct set forth in the MGCL, (c) any action asserting a claim against Sierra or any director or officer or other employee of Sierra arising pursuant to any provision of the MGCL, the Sierra Charter or the Sierra Bylaws, or (d) any action asserting a claim against Sierra or any director or officer or other employee of Sierra that is governed by the internal affairs doctrine.  With respect to any proceeding in the Circuit Court for Baltimore City, Maryland, the Sierra Bylaws further provide that Sierra and the Sierra Stockholders shall consent to the assignment of the proceeding to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 or any successor thereof.

The MCC Certificate does not have an exclusive forum provision.

The MDLY certificate of incorporation provides that, unless MDLY consents in writing to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of MDLY, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of MDLY to MDLY or the MDLY Stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the MDLY Certificate or the MDLY Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.

REGULATORY APPROVALS REQUIRED FOR THE MERGERS

Request for SEC Exemptive Relief

The MCC Merger will be consummated only if it is approved by each of the Sierra Stockholders and the MCC Stockholders, voting separately, as described in this Amended Joint Proxy Statement/Prospectus, as well as certain other closing conditions under the Amended MCC Merger Agreement. The MDLY Merger will be consummated only if it is approved by each of the Sierra Stockholders and the MDLY Stockholders, voting separately, as described in this Amended Joint Proxy Statement/Prospectus, as well as certain other closing conditions under the Amended MDLY Merger Agreement. In addition, the Mergers are conditioned upon the SEC granting certain exemptive relief under the Investment Company Act that has been requested by the Companies and certain related entities in an exemptive application that has been submitted to the SEC (the “Application”). In the Application, the Companies and their relevant subsidiaries request an order from the SEC (the “Requested Order”) permitting these entities to participate in the Mergers, which would otherwise violate the joint transaction prohibitions under the Investment Company, and, in effect, restructure the affiliated Medley Advisors entities. Exemptive relief is also necessary to permit the Combined Company or the Sierra/MDLY Company, as applicable, to own Merger Sub, a registered investment adviser, because the Investment Company Act generally limits the ability of a BDC to own securities issued by a registered investment adviser. Pursuant to Rule 17d-1 of the Investment Company Act, because the Mergers require exemptive relief from the SEC, a stockholder vote to approve the proposals regarding the Mergers cannot be held until such time that the SEC has granted the Requested Order. As a result, the Sierra Special Meeting, the MCC Special Meeting, and the MDLY Special Meeting will be held on or after the date in which the Companies and their respective affiliates have received the Requested Order.

The SEC is expected to act on the Application after the solicitation of proxies from each of the Sierra Stockholders, the MCC Stockholders, and the MDLY Stockholders has begun. However, each of the Sierra Board, the MCC Board, and the MDLY Board expects that the Requested Order will be granted. The SEC previously has granted exemptive relief to permit transactions that are similar to the Mergers, but there can be no assurance that such exemptive relief will be granted in this case. If the SEC has not granted the Requested Order by the date of the respective special meetings, then the Companies will adjourn their respective special meetings, regardless of whether a quorum has been achieved.

In addition, Sierra and certain of its affiliates have submitted exemptive applications to the SEC that requests exemptive relief that would permit the Combined Company to engage in certain operations and activities for which similar relief has previously been granted by the SEC under the Investment Company Act. Specifically, following the consummation of the Mergers or the MDLY Merger, as applicable, exemptive relief would be required for the Combined Company or the Sierra/MDLY Company, as applicable, to operate the Sierra Incentive Plan, the operation of which would be a prohibited affiliated arrangement absent receipt of an exemptive order. The SEC previously has granted exemptive relief to permit similar operations and activities, but there can be no assurance that such exemptive relief will be granted in this case.

The HSR Act

The HSR Act provides that parties must not consummate certain mergers, acquisitions or transfers of assets until they submitted an HSR notification to the FTC and the DOJ and provided an opportunity for those agencies to determine that the transaction will not have an adverse effect on competition actionable under the antitrust laws. Each of Sierra, MCC, and MDLY have agreed to file an HSR notification with the FTC and the DOJ, if applicable (and only to the extent the prior approval and/or expiration of the applicable waiting period is no longer valid), relating to the MCC Merger Agreement and the MDLY Merger Agreement, as applicable, and the transactions contemplated thereby as required by the HSR Act, and to take all other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the MCC Merger and the MDLY Merger as soon as practicable. At any time before consummation of the Mergers, the FTC or the DOJ, could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin consummation of the Mergers or the MDLY Merger, as applicable. Individual states or private parties also may bring actions under the antitrust laws in certain circumstances. There can be no assurance that a challenge to the Mergers or the MDLY Merger, as applicable on antitrust grounds will not be made or, if a challenge is made, that it will not be successful.

INFORMATION ABOUT THE COMBINED COMPANY

The information below assumes the consummation of the MCC Merger and the MDLY Merger. Upon completion of the Mergers, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as the surviving company in the MDLY Merger, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by its wholly controlled adviser subsidiary. Following the completion of the Mergers, the Combined Company will continue to pursue the same principal investment strategies and investment approach as Sierra.

Operational Plans of the Combined Company

Effective upon the closing of the Mergers, the Combined Company expects to effectuate the following actions:

Listing of Sierra Common Stock

Sierra Common Stock is currently not listed on a securities exchange. In connection with the Mergers, Sierra Common Stock will be listed on the NYSE under the symbol “SRA” and is expected to be listed on the TASE, with such listings expected to be effective as of the closing date of the Mergers.

Reverse Stock Split

Immediately following the closing of the Mergers, the Combined Company expects to effectuate a one-for-three reverse split stock split. As a result, the total number of shares of Combined Company Common Stock outstanding will be reduced and the price per share will simultaneously increase. In light of the fact that the reverse stock split will not be effectuated until after the closing of the Mergers, the financial information contained in this Amended Joint Proxy Statement/Prospectus does not reflect the reverse stock split.

Share Repurchase Program

In connection with the Mergers, on November 6, 2018, the Sierra Board approved a share repurchase program pursuant to which the Combined Company could purchase up to an aggregate amount of $100.0 million of the Combined Company Common Stock between the period of the effective date of the Mergers and the one-year anniversary of such date. This share repurchase program may be limited or terminated at any time without prior notice.  Even if the Mergers are consummated, there can be no assurance that the Combined Company will conduct any repurchases of the Combined Company Common Stock.

Co-Investments

Sierra, MCC, and certain of their affiliates previously obtained an exemptive order from the SEC that permitted them to participate in negotiated co-investment transactions with each other and certain other affiliates (the “Current Exemptive Order”). If the Mergers are successfully consummated, the Combined Company and certain of its affiliates will not be able to rely on the Current Exemptive Order. In this regard, on November 19, 2018, Sierra and certain of its affiliates submitted an exemptive application to the SEC that requests an exemptive order that would supersede the Current Exemptive Order (the “Superseding Exemptive Order”) and would permit the Combined Company to participate in negotiated co-investment transactions with certain affiliates that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Investment Company Act. Based on the application for the Superseding Exemptive Order, the terms of the Superseding Exemptive Order, if received, are expected to be substantially similar to the Current Exemptive Order. There can be no assurance if and when the Combined Company will receive the Superseding Exemptive Order.

Management

The Combined Company’s business and affairs will be managed under the direction of the Combined Company Board. The Combined Company Board will be comprised of five or six members, four or five of whom, as the case may be, will be considered independent in accordance with the rules of the NYSE and will not be “interested persons” of the Combined Company as defined in Section 2(a)(19) of the Investment Company Act. These individuals are referred to as independent directors. The Sierra Board has elected executive officers, who will serve at the discretion of the Combined Company Board, effective as of the closing of the Mergers. The responsibilities of each director will include, among other things, the oversight of the Combined Company’s investment activity, the quarterly valuation of its assets and oversight of its financing arrangements. The Sierra Board will have an audit committee, a nominating and corporate governance committee and a compensation committee and may establish additional committees in the future.

Board of Directors

Under the Sierra Charter, the directors are divided into three classes. Each class of directors holds office for a three-year term. However, the initial members of the three classes have initial terms of one, two and three years, respectively. At each annual meeting of the Combined Company Stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualified.

The Combined Company’s business and affairs will be managed under the direction of the Combined Company Board. Among other things, the Combined Company Board will set broad policies for the Combined Company and approve the appointment of an investment adviser, administrator and officers. The role of the Combined Company Board, and of any individual director, will be one of oversight and not of management of the Combined Company’s day-to-day affairs.

On [ ], 2019, the Sierra Board took the necessary actions to appoint individuals to serve as directors and executive officers of the Combined Company. Effective as of the closing of the Mergers, the following actions will occur with respect to the Combined Company Board and the management of the Combined Company: (1) Seth Taube will resign from his positions as a director and Chief Executive Officer of Sierra, (2) Brook Taube will be appointed as Chief  Executive Officer, President, and Chief Investment Officer of the Combined Company and a member of the Combined Company Board, (3) one independent director of MCC will be selected by the independent directors of the Sierra Board, and (4) if the independent directors of the Sierra Board elect in their sole discretion an additional independent director who will be selected by the independent directors of the Sierra Board. The current independent directors of Sierra, Oliver T. Kane, Valerie Lancaster-Beal, and Stephen R. Byers, will continue as directors of the Combined Company. In addition, effective as of the closing of the Mergers, one of the current independent directors of Sierra will be appointed to serve as the Chair of the Combined Company Board.

Information regarding the Combined Company Board is as follows:

Name	Age	Position	Director Since	Expiration of Term
Interested Directors:
Brook Taube	49	Director, Chief Executive Officer, President and Chief Investment Officer	2012	2020
Independent Directors:
Oliver T. Kane	69	Director	2014	2022
Valerie Lancaster-Beal	65	Director	2012	2021
Stephen R. Byers	65	Director	2012	2020

The address for each director will be c/o Sierra Income Corporation, 280 Park Ave, 6th Floor East, New York, NY 10017.

Executive Officers

As discussed above, on [    ], 2019, the Sierra Board took the necessary actions to appoint individuals to serve as directors and executive officers of the Combined Company. Effective as of the closing of the Mergers, the following persons will serve as the Combined Company’s executive officers in the following capacities:

Name	Position(s) Held
Brook Taube	Chief Executive Officer, President, and Chief Investment Officer
Seth Taube	Senior Executive Vice President and Senior Managing Director
Richard T. Allorto, Jr.	Chief Financial Officer, Treasurer, Senior Executive Vice President, and Senior Managing Director
John D. Fredericks	General Counsel, Chief Compliance Officer, Secretary, Senior Executive Vice President, and Senior Managing Director
Samuel Anderson	Head of Capital Markets & Risk Management, Senior Executive Vice President, and Senior Managing Director
Christopher Taube	Head of Institutional Fundraising, Senior Executive Vice President, and Senior Managing Director

The following is information concerning the business experience of the Combined Company Board and executive officers. The directors have been divided into two groups — interested directors and independent directors. Independent directors are independent in accordance with the rules of the NYSE and not “interested persons” as defined in the Investment Company Act.

Interested Director

Brook Taube presently serves on the Sierra Board and has served on the Sierra Board since its inception in April 2012. In addition, Mr. Taube has served as the Chief Executive Officer, Chairman of the MCC Board and Chief  Investment Officer of MCC since its inception in January 2011, a Trustee on the Board of Trustees of Sierra Total Return Fund since August 2016 and also presently serves on the investment committee for SIC Advisors. Effective as of the closing of the Mergers, Mr. Taube will serve as Chief Executive Officer, President, and Chief Investment Officer of the Combined Company and a member of the Combined Company Board. Prior to forming Medley in 2006, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube began his career in leveraged finance at Bankers Trust in 1992. Mr. Taube received a B.A. from Harvard University.

Sierra believes that Mr. Taube’s broad and extensive experience in asset and credit management and finance industries and his service as portfolio manager for several Medley affiliates make him a valuable part of the Combined Company Board.

Independent Directors

Oliver T. Kane presently serves as a director on the Sierra Board and has served since October 2014. Since January 21, 2016, Mr. Kane has served as Sierra’s Lead Independent Director and presently holds that position. Effective as of the closing of the Mergers, Mr. Kane will serve as an independent director on the Combined Company Board. From November 2010 to December 2012, Mr. Kane was Chairman of the Board of Trustees of the Ashmore Funds, a U.S. mutual fund complex registered with the SEC under the Investment Company Act. From 1999 to 2005, he was a founding partner of Ashmore Investment Management, Limited, a specialist emerging markets investment firm based in London, England. Prior to Ashmore, Mr. Kane served as president and chief executive officer of ANZ Securities, Inc. from 1993 to 1998. Earlier in his career, Mr. Kane was with J.P. Morgan and Co. from 1972 until 1987, and then Equitable Capital Management Corp., from 1987 until 1993, Mr. Kane specialized in lending and providing financial advice to corporations in the US, UK/Europe and North and Southeast Asia. Mr. Kane received his P.M.D. from Harvard Business School, and his B.A. from Harvard College.

Sierra believes that Mr. Kane’s substantial executive experience in the investment management industry, including his work with developed economies and emerging markets in the fields of credit and banking, debt, equity and special situation investments, and corporate finance/private equity will make him a valuable part of the Combined Company Board.

Valerie Lancaster-Beal presently serves as a director of the Sierra Board and has served since February  2012. Effective as of the closing of the Mergers, Ms. Lancaster-Beal will serve as an independent director on the Combined Company Board. Ms. Lancaster-Beal is also the President and Chief Executive Officer of VLB Associates, a management consulting firm she founded in January 2014 that provides financial and operational advisory services to middle-market businesses, investment firms and non-profit organizations. She also serves as the Chief Financial Officer of Odyssey Media since 2014 and previously served as the Chief Administrative and Finance Director of Data Capital Management from 2015 to 2018. Prior to this, she served as Managing Director at M.R. Beal & Company, which she co-founded in April 1988, until 2014. Ms. Lancaster-Beal served as a Trustee on the Board of the City University of New York from 2000 to 2014 where she chaired the Faculty, Staff and Administration Committee. Previously, Ms.  Lancaster-Beal served on the Board of Regents of Georgetown University from 2006 to 2010. Ms. Lancaster-Beal also served as Senior Vice President of Drexel Burnham Lambert from 1985 to 1988 and as Vice President of Citicorp Investment Bank from 1978 to 1985. Ms. Lancaster-Beal holds a B.A. in Economics from Georgetown University and an M.B.A. from the Wharton School of Business of the University of Pennsylvania.

Sierra believes that Ms. Lancaster-Beal’s 30 years of investment banking experience at M.R. Beal & Company, Citicorp Investment Bank and Drexel Burnham Lambert support her appointment to the Combined Company Board.

Stephen R. Byers presently serves as a director on the Sierra Board and has served since February 2012. Effective as of the closing of the Mergers, Mr. Byers will serve as an independent director on the Combined Company Board. He is also an independent trustee of the Deutsche Bank DBX ETF Trust (the “DBX ETF Trust”), where he presently serves as the independent chairman (since November 2016) and as a member of the Audit and Nominating Committees. Mr. Byers served the DBX ETF Trust as chair of the Audit Committee and Nominating Committee from December 2010 to February 2015, and as lead independent trustee from February 2015 to November 2015 and continues to be designated as audit committee financial expert for DBX ETF Trust (since December 2010). Since June 2016, Mr. Byers has served as a board member of the Mutual Fund Directors Forum (“MFDF”), which is an independent, non-profit organization that serves independent directors of U.S. funds registered with the SEC under the Investment Company Act. The MFDF enhances the governance of registered investment companies by educating independent directors and providing them with a voice in key policy issues affecting these funds and their shareholders. Since 2014, Mr. Byers has been engaged periodically as an independent consultant to provide expert report and opinion in financial and investment related matters. Mr. Byers served as a Trustee for the College of William and Mary Graduate School of Business from 2002 to 2012. In addition, Mr. Byers was an investment executive with The Dreyfus Corporation (“Dreyfus”) from 2000 to 2006 and served as Vice Chairman, Executive Vice President, Chief Investment Officer, member of the Board of Directors and Executive Committee, and fund officer of 90 investment companies, responsible for investment performance of approximately $200 billion in assets under management. Prior to joining Dreyfus, he served as an Executive Vice President, Partner, Chief Financial Officer, Treasurer and member of the Board of Directors of Gruntal & Co., LLC, from 1998 to 1999. Mr. Byers served in executive positions at PaineWebber Group (PWG) from 1986 to 1997, and served in such capacities as chairman of the Investment Policy and Risk-Oversight Committee, Capital Markets Director of Risk and Credit Management, and was NASD registered as General Principal, Financial and Operations Principal and Branch Principal. Prior to PaineWebber, Mr. Byers was an executive at Citibank/Citicorp from 1979 to 1986. Mr. Byers received his M.B.A. in Finance from Roth Graduate School of Business, Long Island University and his B.A. in Economics from Long Island University. In December  2014, Mr. Byers was recognized by the National Association of Corporate Directors as a Board Leadership Fellow.

Sierra believes that Mr. Byers’ broad and extensive experience with a variety of financial, accounting, management, regulatory and operational issues through his board experience and experience in senior management positions make him a valuable part of the Combined Company Board.

Executive Officers Who are Not Directors

Seth Taube presently serves as Chairman of the Sierra Board and Chief Executive Officer of Sierra since its inception in April 2012. He has also served on the MCC Board since its inception in January 2011 and as Trustee on the Board of Trustees of Sierra Total Return Fund since January 2016. Effective as of the closing of the Mergers, Mr. Taube will serve as Senior Executive Vice President and Senior Managing Director of the Combined Company. Mr. Taube co-founded Medley in 2006 and has served as co-Chief Executive Officer since then and as co-Chairman of the MDLY Board since its formation in June 2014. Prior to forming Medley in 2006, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube previously worked with Tiger Management and held positions with Morgan

Stanley & Co. in its Investment Banking and Institutional Equity Divisions. Mr. Taube received a B.A. from Harvard University, an M.Litt. in Economics from St. Andrew’s University in Great Britain, where he was a Rotary Foundation Fellow, and an M.B.A. from the Wharton School at the University of Pennsylvania.

Richard T. Allorto, Jr. served as the Chief Financial Officer, Treasurer and Secretary of Sierra from April 2012 until November 2016 and was re-appointed to such presently held positions in July 2018. Mr. Allorto also presently serves as the Chief Financial Officer and Secretary of MCC, and has served since MCC’s inception in 2011. He also presently serves as Chief Financial Officer of MDLY and has served since July 2010. Mr. Allorto is also responsible for the financial operations of the various private funds managed by MDLY. Effective as of the closing of the Mergers, Mr. Allorto will serve as Chief Financial Officer, Treasurer, Senior Executive Vice President, and Senior Managing Director of the Combined Company. Prior to joining Medley, Mr. Allorto held various accounting and finance positions at GSC Group, Inc., a registered investment adviser, including most recently as Chief Financial Officer of a publicly traded business development company that was externally managed by GSC Group. Mr. Allorto was an Audit Supervisor at Arthur Andersen. Mr. Allorto received a B.S. in Accounting from Seton Hall University and is a licensed CPA.

John D. Fredericks presently serves as the Chief Compliance Officer of Sierra and has held this position since February 2014. Mr. Fredericks has also served as the Chief Compliance Officer of MCC since February 2014 and Sierra Total Return Fund since August 2016 and as General Counsel of Medley since June 2013. Effective as of the closing of the Mergers, Mr. Fredericks will serve as General Counsel, Chief Compliance Officer, Secretary, Senior Executive Vice President, and Senior Managing Director of the Combined Company. Prior to joining Medley, Mr. Fredericks was a partner with Winston & Strawn, LLP from February 2003 to May 2013, where he was a member of the firm’s restructuring and insolvency and corporate lending groups. Before joining Winston & Strawn, LLP, Mr. Fredericks was a partner with Murphy Sheneman Julian & Rogers from 2000 to 2003 and an associate at Murphy, Weir & Butler from 1993 to 2000. Mr. Fredericks was admitted to the California State Bar in 1993. Mr. Fredericks received a B.A. from the University of California Santa Cruz and a J.D. from University of San Francisco.

Samuel Anderson presently serves as Senior Managing Director of Medley and Head of Capital Markets & Risk Management. Effective as of the closing of the Mergers, Mr. Anderson will serve as Head of Capital Markets & Risk Management, Senior Executive Vice President, and Senior Managing Director. Prior to Medley, Mr. Anderson was a senior member of the Goldman Sachs Investment Banking Financial Institutions Group where he led the commercial finance coverage effort, playing a leading role in a range of financings including the IPOs of MCC, TPG Specialty Finance and New Mountain Finance. Prior to Goldman Sachs, Mr. Anderson worked with Banc of America Securities in the Investment Banking Financial Institutions Group. Mr. Anderson received a B.A. in Economics from Bates College.

Christopher Taube presently serves as Senior Managing Director of Medley and Head of Institutional Fundraising. Effective as of the closing of the Mergers, Mr. Taube will serve as Head of Institutional Fundraising, Senior Executive Vice President, and Senior Managing Director of the Combined Company. Prior to Medley, Mr. Taube was a Managing Director with Aetos Capital Real Estate where he was responsible for acquisitions, corporate development and institutional fundraising. Prior to Aetos, Mr. Taube had worked with Fremont Realty Capital, The Georgetown Company and Lazard Frères & Co. LLC. Mr. Taube received a B.A. from Princeton University and an M.B.A. from Columbia Business School. Mr. Taube is President of the M Power Foundation.

Compensation of Combined Company Directors

As compensation for serving on the Combined Company Board, the Combined Company’s independent directors will receive an annual retainer of $200,000 each, as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. In addition, the Lead Independent Director will receive an annual retainer of $50,000, the Chairperson of the Audit Committee will receive an annual retainer of $25,000, the Chairperson of the Nominating and Corporate Governance Committee will receive an annual retainer of $15,000, the Chairperson of the Compensation Committee will receive an annual retainer of $20,000, and the non-chair committee member will receive an annual retainer of $10,000.

Board Leadership Structure

Under the Combined Company’s bylaws, the Combined Company Board will designate one of the Combined Company’s directors as chair to preside over meetings of the Combined Company Board and meetings of the Combined Company Stockholders, and will perform such other duties as may be assigned to him or her by the Combined Company Board. Effective as of the closing of the Mergers, one of the current independent directors of Sierra will be appointed to serve as the Chair of the Combined Company Board. The Combined Company Board currently believes that separating the roles of the Chair and the Chief Executive Officer further aligns corporate governance with stockholder interests and will aid in the Combined Company Board’s oversight of management and the Combined Company Board’s ability to carry out its roles and responsibilities on behalf of the Combined Company Stockholders. The Sierra Board also believes that the separation of the roles of Chair and Chief Executive Officer of the Combined Company will allow the Chief Executive Officer to focus more of his time and energy on operating and managing the company and leverages the Chair’s leadership and financial, governance and regulatory experience.

The Combined Company’s corporate governance policies will include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of an Audit Committee, a Nominating and Corporate Governance Committee, and a Compensation Committee, each of which will be comprised solely of independent directors and the appointment of a Chief Compliance Officer, with whom the independent directors will meet at least once a year without the presence of interested directors and other members of management, for administering the Combined Company’s compliance policies and procedures.

The Combined Company recognizes that different board leadership structures are appropriate for companies in different situations. The Combined Company will re-examine its corporate governance policies on an ongoing basis to ensure that they continue to meet its needs. Effective as of the closing of the Mergers, Stephen R. Byers will continue to serve as Lead Independent Director of the Combined Company.

All of the independent directors will play an active role on the Combined Company Board. The independent directors will compose a majority of the Combined Company Board and will be closely involved in all material deliberations related to the Combined Company. The Combined Company Board believes that, with these practices, each independent director will have equal involvement in the actions and oversight role of the Combined Company Board and equal accountability to the Company and the Combined Company Stockholders. The Combined Company’s independent directors will be expected to meet separately (i) as part of each regular Combined Company Board meeting and (ii) with the Combined Company’s Chief Compliance Officer, as part of at least one board meeting each year.

The Combined Company believes that its leadership structure will be the optimal structure for the Combined Company at this time. The Combined Company Board, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure will appropriately enable it to exercise its oversight of the Combined Company.

Board Role in Risk Oversight

The Combined Company Board will oversee the Combined Company’s business and operations, including certain risk management functions. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, disclosure risk, diversification risk and business continuity risk). The Combined Company Board will implement its risk oversight function both as a whole and through its committees. In the course of providing oversight, the Combined Company Board and its committees will receive reports on the Combined Company’s and the Combined Company’s investment adviser’s activities, including reports regarding the Combined Company’s investment portfolio and financial accounting and reporting. The Combined Company Board will also receive a quarterly report from the Combined Company’s Chief  Compliance Officer, who will report on the Combined Company’s compliance with the federal and state securities laws and its internal compliance policies and procedures as well as those of the Combined Company’s investment adviser and the Combined Company’s administrator and transfer agent. The Audit Committee’s meetings with the Combined Company’s independent public accounting firm will also contribute to its oversight of certain internal control risks. In addition, the Combined Company Board will meet periodically with the Combined Company’s investment adviser to receive reports regarding the Combined Company’s operations, including reports on certain investment and operational risks, and will communicate regularly with senior members of the Combined Company’s management.

The Combined Company Board believes that this role in risk oversight will be appropriate. The Combined Company believes that it will have robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect the Combined Company will be identified or eliminated, and some risks will be beyond the control of the Combined Company, the Combined Company’s investment adviser and the Combined Company’s other service providers.

Investment Advisory Agreement

Background

SIC Advisors has served as the investment adviser to Sierra since the commencement of Sierra’s operations in April 2012, pursuant to the terms of the Sierra Investment Advisory Agreement, as renewed from time to time by the Sierra Board. Sierra Stockholders are being asked to approve the New Sierra Investment Advisory Agreement. See “Sierra Proposal #6: Approval of the New Sierra Investment Advisory Agreement.” If approved by the Sierra Stockholders at the Sierra Special Meeting, MCC Advisors will provide the same advisory services pursuant the terms of the New Sierra Investment Advisory Agreement as SIC Advisors currently provides pursuant to the Sierra Investment Advisory Agreement. The terms and conditions of the New Sierra Investment Advisory Agreement are substantially identical in all material respects to the Sierra Investment Advisory Agreement. Following approval by the Sierra Stockholders in the manner required by the Investment Company Act, the New Sierra Investment Advisory Agreement will become effective immediately following the closing of the Mergers. The New Sierra Investment Advisory Agreement will remain in effect for a period of two years. Unless earlier terminated, the New Sierra Investment Advisory Agreement will remain in effect from year-to-year thereafter if approved annually at an in-person meeting of the Combined Company Board by a majority of Combined Company’s Non-Interested Directors, and either the Combined Company Board or the holders of a majority of the Combined Company’s outstanding voting securities.

Investment Advisory Agreement and Fees

The Combined Company’s investment process will be provided through the efforts of its wholly owned subsidiary, MCC Advisors, and will benefit from the business and specific industry knowledge, transaction expertise and deal-sourcing capabilities of Merger Sub, including MCC Advisors’ officers and employees. MCC Advisors will be responsible for the overall management of the Combined Company’s activities and for the day-to-day management of the Combined Company’s investment portfolio. MCC Advisors will provide its services under the New Sierra Investment Advisory Agreement. The activities of MCC Advisors will be subject to the supervision and oversight of the Combined Company Board.

Advisory and Other Services

The terms and conditions of the Sierra Investment Advisory Agreement and the New Sierra Investment Advisory Agreement are identical in all material respects. Under the terms of the New Sierra Investment Advisory Agreement, subject to the supervision of the Combined Company Board, MCC Advisors will manage the Combined Company’s day-to-day operations and provide investment advisory services to the Combined Company, in each case in accordance with the Combined Company’s investment objectives, policies, and restrictions. Under the terms of the New Sierra Investment Advisory Agreement, MCC Advisors will be responsible for the following:

•        determining the composition and allocation of the Combined Company’s investment portfolio, the nature and timing of any changes to its portfolio and the manner of implementing such changes;

•        identifying and evaluating the structure of the investments made by the Combined Company;

•        performing due diligence on prospective portfolio companies;

•        executing, closing, servicing and monitoring the Combined Company’s investments;

•        determining the securities and other assets that the Combined Company will purchase, retain or sell;

•        providing the Combined Company with such other investment advisory, research and related services as it may, from time to time, reasonably require for the investment of its funds; and

•        to the extent permitted under the Investment Company Act and the Advisers Act, on the Combined Company’s behalf, and in coordination with any sub-adviser and administrator, providing significant managerial assistance to those portfolio companies to which the Combined Company is required to provide such assistance under the Investment Company Act, including utilizing appropriate personnel of MCC Advisors to, among other things, monitor the operations of the Combined Company’s portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation.

Under the New Sierra Investment Advisory Agreement, MCC Advisors will have a fiduciary responsibility for the safeguarding and use of all of the Combined Company’s funds and assets. MCC Advisors would also be subject to liability under both the Investment Company Act and the Advisers Act for a breach of these fiduciary duties.

MCC Advisors will be primarily responsible for initially identifying, evaluating and structuring the Combined Company’s investments. These activities will be carried out by its investment teams and subject to the oversight of MCC Advisors’ senior investment personnel. Each investment that the Combined Company makes will require the approval of MCC Advisors before the investment may be made.

The services MCC Advisors will provide to the Combined Company will not be exclusive, and MCC Advisors may engage in any other business or render similar services to other entities so long as its services to Sierra are not impaired.

Management Fees

The management fees under the New Sierra Investment Advisory Agreement will be calculated in a manner identical to that of the Sierra Investment Advisory Agreement. The Combined Company will pay MCC Advisors a fee for its services under the New Sierra Investment Advisory Agreement consisting of two components: a base management fee and an incentive fee. The Combined Company believes that this fee structure will benefit the Combined Company Stockholders by aligning the compensation of MCC Advisors with the Combined Company’s overall investment performance. The cost of both the base management fee and the incentive fee will ultimately be borne by the Combined Company Stockholders.

Base Management Fee

The base management fee will be calculated at an annual rate of 1.75% of the Combined Company’s gross assets and is payable quarterly in arrears. For purposes of calculating the base management fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. As a result, MCC Advisors will receive a higher base management fee when the Combined Company incurs debt or uses leverage. The base management fee will be calculated based on the Combined Company’s gross assets at the end of each completed calendar quarter. Base management fees for any partial quarter will be appropriately pro-rated.

Incentive Fee

The incentive fee is divided into two parts: (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The subordinated incentive fee on income for each quarter will be calculated as follows:

•        No subordinated incentive fee on income is payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on the Combined Company’s net assets at the end of the immediately preceding fiscal quarter. The Combined Company refers to this as the preferred quarterly return.

•        All of the Combined Company’s pre-incentive fee net investment income, if any, that exceeds the preferred quarterly return, but is less than or equal to 2.1875% on the Combined Company’s net assets at the end of the immediately preceding fiscal quarter in any quarter, is payable to MCC Advisors. The Combined Company refers to this portion of its subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of the Combined Company’s pre-incentive fee net investment income when its pre-incentive fee net investment income exceeds 2.1875% on the Combined Company’s net assets at the end of the immediately preceding fiscal quarter in any quarter.

•        For any quarter in which the Combined Company’s pre-incentive fee net investment income exceeds 2.1875% on the Combined Company’s net assets at the end of the immediately preceding fiscal quarter, the subordinated incentive fee on income shall equal 20% of the amount of the Combined Company’s pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

•        Pre-incentive fee net investment income is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus the Combined Company’s operating expenses for the quarter, including the base management fee, expenses payable under its administration agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

The following is a graphical representation of the calculation of the quarterly subordinated incentive fee on income:

Percentage of Pre-Incentive Fee Net Investment Income Allocated to Quarterly Incentive Fee

An incentive fee on capital gains will be earned on investments sold and shall be determined and payable in arrears as of the end of each calendar year during which the New Sierra Investment Advisory Agreement is in effect. If the New Sierra Investment Advisory Agreement is terminated, the incentive fee on capital gains will become payable as of the effective date of such termination. The incentive fee on capital gains is based on the Combined Company’s realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, which the Combined Company refers to as “net realized capital gains.” The incentive fee on capital gains equals 20% of the Combined Company’s net realized capital gains, less the aggregate amount of any previously paid incentive fee on capital gains.

Because of the structure of the subordinated incentive fee on income and the incentive fee on capital gains, it is possible that the Combined Company will pay such fees in a quarter where it will incur a net loss. For example, if the Combined Company receives pre-incentive fee net investment income in excess of the 1.75% on its net assets at the end of the immediately preceding fiscal quarter for a quarter, the Combined Company will pay the applicable incentive fee even if it has incurred a net loss in the quarter due to a realized or unrealized capital loss. MCC Advisors will not be under any obligation to reimburse the Combined Company for any part of the incentive fee it receives that is based on prior period accrued income that the Combined Company never receives as a result of a subsequent decline in the value of its portfolio.

The fees that will be payable under the New Sierra Investment Advisory Agreement for any partial period will be appropriately pro-rated. The fees will also be calculated using a detailed policy and procedure approved by MCC Advisors and the Combined Company Board, including a majority of the Non-Interested Directors, and such policy and procedure will be consistent with the description of the calculation of the fees set forth above.

MCC Advisors may elect to defer or waive all or a portion of the fees that would otherwise be paid to it in its sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as MCC Advisors may determine in its sole discretion.

Below are examples of the two-part incentive fee:

Example — Subordinated Incentive Fee on Income, Determined on a Quarterly Basis

Assumptions
First Quarter:	Pre-incentive fee net investment income equals 0.5500%
Second Quarter:	Pre-incentive fee net investment income equals 1.9500%
Third Quarter:	Pre-incentive fee net investment income equals 2.800%

The subordinated incentive fee on income in this example would be:

First Quarter:	Pre-incentive fee net investment income does not exceed the 1.75% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income
Second Quarter:

Pre-incentive fee net investment income falls between the 1.75% preferred return rate and the catch up of 2.1875%, therefore the incentive fee on pre-incentive fee net investment income is 100% between the 1.75% preferred return and 1.95%

Third Quarter:

Pre-incentive fee net investment income exceeds the 1.75% preferred return and the 2.1875% catch up provision. Therefore the catch up provision is fully satisfied by the 2.800% of pre-incentive fee net investment income above the 1.75% preferred return rate and there is a 20% incentive fee on pre-incentive fee net investment income above the 2.1875% “catch up”

Example — Incentive Fee on Capital Gains (Millions)

Alternative 1 — Assumptions

Year 1:	$20 million investment made in company A (“Investment A”), and $30 million investment made in company B (“Investment B”)
Year 2:	Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million
Year 3:	FMV of Investment B determined to be $25 million
Year 4:	Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

Year 1:	None, because no investments were sold
Year 2:	Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)
Year 3:	None, because no investments were sold
Year 4:	Capital gains incentive fee of $200,000 ($6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Alternative 2 — Assumptions

Year 1:

$20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”), $25 million investment made in Company C (“Investment C”) and the cost basis of Other Portfolio Investments is $25 million

Year 2:

Investment A sold for $50 million ($20 million cost basis to be reinvested into Other Portfolio Investments and the $30 million capital gain is available for distribution), fair market value, or FMV, of Investment B determined to be $25 million (creates $5 million in unrealized capital depreciation), the FMV of Investment C determined to be $25 million and FMV of Other Portfolio Investments determined to be $25 million

Year 3:

FMV of Investment B determined to be $27 million (creates $3 million in unrealized capital depreciation), Investment C sold for $30 million ($25 million cost basis to be reinvested into Other Portfolio Investments and the $5 million capital gain is available for distribution) and FMV of Other Portfolio Investments determined to be $45 million

Year 4:	FMV of Investment B determined to be $30 million and FMV of Other Portfolio Investments determined to be $45 million

Year 5:

Investment B sold for $20 million ($20 million cost basis to be reinvested into Other Portfolio Investments and $10 million capital loss) and FMV of Other Portfolio Investments determined to be $45 million

Year 6:	Total Portfolio is sold for $80 million ($15 million capital gain computed based on a cumulative cost basis in Other Portfolio Investments of $65 million)

The incentive fee on capital gains in this example would be:

Year 1:	None, because no investments were sold
Year 2:	$5 million incentive fee on capital gains (20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B))
Year 3:

$1.4 million incentive fee on capital gains ($6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation))) less $5 million incentive fee on capital gains paid in Year 2

Year 4:	None, because capital gains incentive fees are paid on realized capital gains only
Year 5:

None, because $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) is less than $6.4 million cumulative incentive fee on capital gains paid in prior years

Year 6:

$1.6 million incentive fee on capital gains (20% multiplied by $40 million ($25 million cumulative realized capital gains plus $15 million realized capital gains)) less $6.4 million cumulative incentive fee on capital gains received in prior years

Expenses

Under the New Sierra Investment Advisory Agreement, the Combined Company shall bear costs and expenses, including (without limitation): all direct and indirect costs and expenses incurred by MCC Advisors for office space rental, office equipment, utilities and other non-compensation related overhead allocable to performance of investment advisory services by MCC Advisors under the New Sierra Investment Advisory Agreement; corporate, organizational and offering expenses relating to offerings of shares of the Combined Company Common Stock, subject to limitations included in the New Sierra Investment Advisory Agreement; the cost of calculating the Combined Company’s NAV, including the cost of any third-party valuation firms; offerings of the Combined Company Common Stock and other securities; fees and expenses associated with performing due diligence reviews of prospective investments; transfer agent and custodial fees; fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events); federal and state registration fees; all costs of registration and listing the shares of the Combined Company Common Stock on any securities exchange; federal, state and local taxes; independent directors’ fees and expenses; brokerage commissions for the Combined Company’s investments; costs of proxy statements, stockholders’ reports and notices; fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums; direct costs such as printing, mailing, long distance telephone and staff costs associated with the Combined Company’s reporting and compliance obligations under the Investment Company Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act; fees and expenses associated with accounting, independent audits and outside legal costs; all other expenses incurred by the Combined Company or MCC Advisors in connection with administering the Combined Company’s business, including expenses incurred by the Combined Company’s administrator, Medley Capital LLC, in performing administrative services for the Combined Company; and the reimbursement of the compensation of the Combined Company’s Chief Financial Officer and Chief Compliance Officer and their respective staffs paid by Medley Capital LLC.

Indemnification

The indemnification provisions under the New Sierra Investment Advisory Agreement will be identical to the indemnification provisions under the Sierra Investment Advisory Agreement. The New Sierra Investment Advisory Agreement provides that MCC Advisors and each of its directors, officers, stockholders or members (and their stockholders or members, including the owners of their stockholders or members), agents, employees, controlling persons (as determined under the Investment Company Act) and any other person or entity affiliated with, or acting on behalf of, MCC Advisors shall not be liable to the Combined Company for any action taken or omitted to be taken by MCC Advisors in connection with the performance of any of their duties or obligations under the New Sierra Investment Advisory Agreement (except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services), and the Combined Company shall indemnify, defend and protect such person or entities and hold them harmless from and against all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Combined Company or its stockholders) arising out of or otherwise based upon the performance of any of such persons’ duties or obligations under the New Sierra Investment Advisory Agreement to the extent such losses, damages, liabilities, cost and expenses are not fully reimbursed by insurance and otherwise to the fullest extent such indemnification would not be inconsistent with the New Sierra Charter, the Investment Company Act, or the laws of the State of Maryland.

The New Sierra Investment Advisory Agreement also provides that MCC Advisors shall indemnify the Combined Company, and its affiliates and controlling persons (as determined under the Investment Company Act), for any losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) that the Combined Company or its affiliates and controlling persons may sustain as a result of MCC Advisors’ willful misfeasance, bad faith, gross negligence, reckless disregard of its duties under the New Sierra Investment Advisory Agreement or violation of applicable law, including, without limitation, the federal and state securities laws.

The New Sierra Investment Advisory Agreement further provides that MCC Advisors and its directors, officers, stockholders or members (and their stockholders or members, including the owners of their stockholders or members), agents, employees, controlling persons (as determined under the Investment Company Act), and any other person or entity affiliated with, or acting on behalf of MCC Advisors are not entitled to indemnification from the Combined Company for any liability or loss suffered by them, nor will they be held harmless for any loss or liability suffered by the Combined Company, unless all of the following conditions are met: (i) the indemnified party has determined, in good faith, that the course of conduct which caused the loss or liability was in the Combined Company’s best interests; (ii) the indemnified party was acting on behalf of or performing services for the Combined Company; (iii) such liability or loss was not the result of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties under the New Sierra Investment Advisory Agreement; and (iv) such indemnification or agreement to hold harmless is recoverable only out of the Combined Company’s net assets and not from Combined Company Stockholders.

Prohibited Activities

The Sierra Charter prohibits the following activities between Sierra, SIC Advisors and its affiliates:

•        Sierra may not purchase or lease assets in which SIC Advisors or its affiliates has an interest unless (i) Sierra discloses the terms of the transaction to the Sierra Stockholders, the terms are fair to Sierra and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the Investment Company Act or an exemptive order under the Investment Company Act issued to Sierra by the SEC;

•        Sierra may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•        SIC Advisors and its affiliates may not acquire assets from Sierra unless approved by Sierra Stockholders in accordance with the Sierra Charter;

•        Sierra may not lease assets to SIC Advisors or its affiliates unless it discloses the terms of the transaction to Sierra Stockholders and such terms are fair and reasonable to Sierra;

•        Sierra may not make any loans to SIC Advisors or its affiliates except for the advancement of funds as permitted by the Sierra Charter;

•        Sierra may not acquire assets in exchange for Sierra Common Stock;

•        Sierra may not pay a commission or fee, either directly or indirectly to SIC Advisors, its affiliates, except as otherwise permitted by the Sierra Charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of Sierra’s assets;

•        SIC Advisors and its affiliates may not charge duplicate fees to Sierra; and

•        SIC Advisors and its affiliates may not provide financing to Sierra with a term in excess of 12 months.

In addition, the Sierra Investment Advisory Agreement prohibits SIC Advisors and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. SIC Advisors and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Finally, SIC Advisors and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

The New Sierra Charter would not prohibit the prohibited activities listed above, subject to the requisite Sierra Stockholder approval.

Board Consideration of Approval of the New Sierra Investment Advisory Agreement

For a detailed discussion of the Sierra Board’s consideration in approving the New Sierra Investment Advisory Agreement, see “Sierra Proposal #6: Approval of the New Sierra Investment Advisory Agreement.”

INFORMATION ABOUT THE SIERRA/MDLY COMPANY

The information below assumes that the MDLY Merger is consummated and the MCC Merger is not consummated. Upon completion of only the MDLY Merger, Merger Sub, as the surviving company in the MDLY Merger, would be a wholly owned subsidiary of the Sierra/MDLY Company, and the Sierra/MDLY Company would be internally managed by its wholly controlled adviser subsidiary. Following the completion of the MDLY Merger, the Sierra/MDLY Company will continue to pursue the same principal investment strategies and investment approach as Sierra. Pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. Therefore, if the MCC Merger is not consummated concurrently with the MDLY Merger, the investment portfolios of MCC and Sierra would not be combined under the circumstances described below.

Operational Plans of the Sierra/MDLY Company

Effective upon the closing of the MDLY Merger, the Sierra/MDLY Company expects to effectuate the following actions:

Listing of Sierra Common Stock

Sierra Common Stock is currently not listed on a securities exchange. In connection with the MDLY Merger, Sierra Common Stock will be listed on the NYSE under the symbol “SRA”, with such listing expected to be effective as of the closing date of the MDLY Merger.

Reverse Stock Split

Immediately following the closing of the MDLY Merger, the Sierra/MDLY Company expects to effectuate a one-for-three reverse split stock split. As a result, the total number of shares of Sierra/MDLY Company Common Stock outstanding will be reduced and the price per share will simultaneously increase. In light of the fact that the reverse stock split will not be effectuated until after the closing of the MDLY Merger, the financial information contained in this Amended Joint Proxy Statement/Prospectus does not reflect the reverse stock split.

Share Repurchase Program

In connection with the MDLY Merger, on November 6, 2018, the Sierra Board approved a share repurchase program pursuant to which the Sierra/MDLY Company could purchase up to an aggregate amount of $100.0 million of the Sierra/MDLY Company Common Stock between the period of the effective date of the MDLY Merger and the one-year anniversary of such date. This share repurchase program may be limited or terminated at any time without prior notice.  Even if the MDLY Merger is consummated, there can be no assurance that the Sierra/MDLY Company will conduct any repurchases of the Sierra/MDLY Company Common Stock.

Co-Investments

Sierra, MCC, and certain of their affiliates previously obtained an exemptive order from the SEC that permitted them to participate in negotiated co-investment transactions with each other and certain other affiliates (the “Current Exemptive Order”). If the MDLY Merger is successfully consummated, the Sierra/MDLY Company and certain of its affiliates will not be able to rely on the Current Exemptive Order. In this regard, on November 19, 2018, Sierra and certain of its affiliates submitted an exemptive application to the SEC that requests an exemptive order that would supersede the Current Exemptive Order (the “Superseding Exemptive Order”) and would permit the Sierra/MDLY Company to participate in negotiated co-investment transactions with certain affiliates that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Investment Company Act. Based on the application for the Superseding Exemptive Order, the terms of the Superseding Exemptive Order, if received, are expected to be substantially similar to the Current Exemptive Order. There can be no assurance if and when the Sierra/MDLY Company will receive the Superseding Exemptive Order.

Management

The Sierra/MDLY Company’s business and affairs will be managed under the direction of the Sierra/MDLY Company Board. The Sierra/MDLY Company Board will be comprised of four or five members, three or four of whom, as the case may be, will be considered independent in accordance with the rules of the NYSE and will not be “interested persons” of the Sierra/MDLY Company as defined in Section 2(a)(19) of the Investment Company Act. These individuals are referred to as independent directors. The Sierra Board has elected executive officers, who will serve at the discretion of the Sierra/MDLY Company Board, effective as of the closing of the MDLY Merger. The responsibilities of each director will include, among other things, the oversight of the Sierra/MDLY Company’s investment activity, the quarterly valuation of its assets and oversight of its financing arrangements. The Sierra Board will have an audit committee, a nominating and corporate governance committee and a compensation committee and may establish additional committees in the future.

Board of Directors

Under the Sierra Charter, the directors are divided into three classes. Each class of directors holds office for a three-year term. However, the initial members of the three classes have initial terms of one, two and three years, respectively. At each annual meeting of the Sierra/MDLY Company Stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualified.

The Sierra/MDLY Company’s business and affairs will be managed under the direction of the Sierra/MDLY Company Board. Among other things, the Sierra/MDLY Company Board will set broad policies for the Sierra/MDLY Company and approve the appointment of an investment adviser, administrator and officers. The role of the Sierra/MDLY Company Board, and of any individual director, will be one of oversight and not of management of the Sierra/MDLY Company’s day-to-day affairs.

On [    ], 2019, the Sierra Board took the necessary actions to appoint individuals to serve as directors and executive officers of the Sierra/MDLY Company if the MDLY Merger is consummated and the MCC Merger is not consummated. Effective as of the MDLY Merger Closing, the following actions will occur with respect to the Sierra/MDLY Company Board and the management of the Sierra/MDLY Company: (1) Seth Taube will resign from his positions as a director and Chief Executive Officer of Sierra, (2) Brook Taube will be appointed as Chief Executive Officer, President, and Chief Investment Officer of the Sierra/MDLY Company and a member of the Sierra/MDLY Company Board, and (3) if the independent directors of the Sierra Board elect in their sole discretion, an additional independent director who will be selected by the independent directors of the Sierra Board. The current independent directors of Sierra, Oliver T. Kane, Valerie Lancaster-Beal, and Stephen R. Byers, will continue as directors of the Sierra/MDLY Company Board. In addition, effective as of the MDLY Merger Closing, one of the current independent directors of Sierra will be appointed to serve as the Chair of the Sierra/MDLY Company Board.

Information regarding the Sierra/MDLY Company Board is as follows:

Name	Age	Position	Director Since	Expiration of Term
Interested Directors:
Brook Taube	49	Director, Chief Executive Officer, President, and Chief Investment Officer	2012	2020
Independent Directors:
Oliver T. Kane	69	Director	2014	2022
Valerie Lancaster-Beal	65	Director	2012	2021
Stephen R. Byers	65	Director	2012	2020

The address for each director will be c/o Sierra Income Corporation, 280 Park Ave, 6th Floor East, New York, NY 10017.

Executive Officers

As discussed above, on [ ], 2019, the Sierra Board took the necessary actions to appoint individuals to serve as directors and executive officers of the Sierra/MDLY Company. Effective as of the closing of the MDLY Merger, the following persons will serve as the Sierra/MDLY Company’s executive officers in the following capacities:

Name	Position(s) Held
Brook Taube	Chief Executive Officer, President, and Chief Investment Officer
Seth Taube	Senior Executive Vice President and Senior Managing Director
Richard T. Allorto, Jr.	Chief Financial Officer, Treasurer, Senior Executive Vice President, and Senior Managing Director
John D. Fredericks	General Counsel, Chief Compliance Officer, Secretary, Senior Executive Vice President, and Senior Managing Director
Samuel Anderson	Head of Capital Markets & Risk Management, Senior Executive Vice President, and Senior Managing Director
Christopher Taube	Head of Institutional Fundraising, Senior Executive Vice President, and Senior Managing Director

The following is information concerning the business experience of the Sierra/MDLY Company Board and executive officers. The directors have been divided into two groups — interested directors and independent directors. Independent directors are independent in accordance with the rules of the NYSE and not “interested persons” as defined in the Investment Company Act.

Interested Director

Brook Taube serves on the Sierra Board and has served on the Sierra Board since its inception in April 2012. In addition, Mr. Taube has served as the Chief Executive Officer, Chairman of the MCC Board and Chief Investment Officer of MCC since its inception in January 2011, a Trustee on the Board of Trustees of Sierra Total Return Fund since August 2016 and also presently serves on the investment committee for SIC Advisors. Effective as of the closing of the MDLY Merger, Mr. Taube will serve as Chief Executive Officer, President, and Chief Investment Officer of the Sierra/MDLY Company and a director of the Sierra/MDLY Company Board. Prior to forming Medley in 2006, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube began his career in leveraged finance at Bankers Trust in 1992. Mr. Taube received a B.A. from Harvard University.

Sierra believes that Mr. Taube’s broad and extensive experience in asset and credit management and finance industries and his service as portfolio manager for several Medley affiliates make him a valuable part of the Sierra/MDLY Company Board.

Independent Directors

Oliver T. Kane presently serves as a director on the Sierra Board and has served since October 2014. Since January 21, 2016, Mr. Kane has served as Sierra’s Lead Independent Director and presently holds that position. Effective as of the closing of the MDLY Merger, Mr. Kane will serve as an independent director on the Sierra/MDLY Company Board. From November 2010 to December 2012, Mr. Kane was Chairman of the Board of Trustees of the Ashmore Funds, a U.S. mutual fund complex registered with the SEC under the Investment Company Act. From 1999 to 2005, he was a founding partner of Ashmore Investment Management, Limited, a specialist emerging markets investment firm based in London, England. Prior to Ashmore, Mr. Kane served as president and chief executive officer of ANZ Securities, Inc. from 1993 to 1998. Earlier in his career, Mr. Kane was with J.P. Morgan and Co. from 1972 until 1987, and then Equitable Capital Management Corp., from 1987 until 1993, Mr. Kane specialized in lending and providing financial advice to corporations in the US, UK/Europe and North and Southeast Asia. Mr. Kane received his P.M.D. from Harvard Business School, and his B.A. from Harvard College.

Sierra believes that Mr. Kane’s substantial executive experience in the investment management industry, including his work with developed economies and emerging markets in the fields of credit and banking, debt, equity and special situation investments, and corporate finance/private equity will make him a valuable part of the Sierra/MDLY Company Board.

Valerie Lancaster-Beal presently serves as a director of the Sierra Board and has served since February 2012. Effective as of the closing of the MDLY Merger, Ms. Lancaster-Beal will serve as an independent director on the Sierra/MDLY Company Board. Ms. Lancaster-Beal is also the President and Chief Executive Officer of VLB Associates, a management consulting firm she founded in January 2014 that provides financial and operational advisory services to middle-market businesses, investment firms and non-profit organizations. She also serves as the Chief Financial Officer of Odyssey Media since 2014 and previously served as the Chief Administrative and Finance Director of Data Capital Management from 2015 to 2018. Prior to this, she served as Managing Director at M.R.  Beal & Company, which she co-founded in April 1988, until 2014. Ms. Lancaster-Beal served as a Trustee on the Board of the City University of New York from 2000 to 2014 where she chaired the Faculty, Staff and Administration Committee. Previously, Ms. Lancaster-Beal served on the Board of Regents of Georgetown University from 2006 to 2010. Ms. Lancaster-Beal also served as Senior Vice President of Drexel Burnham Lambert from 1985 to 1988 and as Vice President of Citicorp Investment Bank from 1978 to 1985. Ms. Lancaster-Beal holds a B.A. in Economics from Georgetown University and an M.B.A. from the Wharton School of Business of the University of Pennsylvania.

Sierra believes that Ms. Lancaster-Beal’s 30 years of investment banking experience at M.R. Beal & Company, Citicorp Investment Bank and Drexel Burnham Lambert support her appointment to the Sierra/MDLY Company Board.

Stephen R. Byers presently serves as a director on the Sierra Board and has served since February 2012. Effective as of the closing of the MDLY Merger, Mr. Byers will serve as an independent director on the Sierra/MDLY Company Board. He is also an independent trustee of the Deutsche Bank DBX ETF Trust (the “DBX ETF Trust”), where he presently serves as the independent chairman (since November 2016) and as a member of the Audit and Nominating Committees. Mr. Byers served the DBX ETF Trust as chair of the Audit Committee and Nominating Committee from December 2010 to February 2015, and as lead independent trustee from February 2015 to November  2015 and continues to be designated as audit committee financial expert for DBX ETF Trust (since December 2010). Since June 2016, Mr. Byers has served as a board member of the Mutual Fund Directors Forum (“MFDF”), which is an independent, non-profit organization that serves independent directors of U.S. funds registered with the SEC under the Investment Company Act. The MFDF enhances the governance of registered investment companies by educating independent directors and providing them with a voice in key policy issues affecting these funds and their shareholders. Since 2014, Mr. Byers has been engaged periodically as an independent consultant to provide expert report and opinion in financial and investment related matters. Mr. Byers served as a Trustee for the College of William and Mary Graduate School of Business from 2002 to 2012. In addition, Mr. Byers was an investment executive with The Dreyfus Corporation (“Dreyfus”) from 2000 to 2006 and served as Vice Chairman, Executive Vice President, Chief  Investment Officer, member of the Board of Directors and Executive Committee, and fund officer of 90 investment companies, responsible for investment performance of approximately $200 billion in assets under management. Prior to joining Dreyfus, he served as an Executive Vice President, Partner, Chief Financial Officer, Treasurer and member of the Board of Directors of Gruntal & Co., LLC, from 1998 to 1999. Mr. Byers served in executive positions at PaineWebber Group (PWG) from 1986 to 1997, and served in such capacities as chairman of the Investment Policy and Risk-Oversight Committee, Capital Markets Director of Risk and Credit Management, and was NASD registered as General Principal, Financial and Operations Principal and Branch Principal. Prior to PaineWebber, Mr. Byers was an executive at Citibank/Citicorp from 1979 to 1986. Mr. Byers received his M.B.A. in Finance from Roth Graduate School of Business, Long Island University and his B.A. in Economics from Long Island University. In December 2014, Mr. Byers was recognized by the National Association of Corporate Directors as a Board Leadership Fellow.

Sierra believes that Mr. Byers’ broad and extensive experience with a variety of financial, accounting, management, regulatory and operational issues through his board experience and experience in senior management positions make him a valuable part of the Sierra/MDLY Company Board.

Executive Officers Who are Not Directors

Seth Taube presently serves as Chairman of the Sierra Board and Chief Executive Officer of Sierra since its inception in April 2012. He has also served on the MCC Board since its inception in January 2011 and as a Trustee on the Board of Trustees of Sierra Total Return Fund since January 2016. Effective as of the closing of the MDLY Merger, Mr. Taube will serve as Senior Executive Vice President and Senior Managing Director of the Sierra/MDLY Company. Mr. Taube co-founded Medley in 2006 and has served as co-Chief Executive Officer since then and as co-Chairman of the MDLY Board since its formation in June 2014. Prior to forming Medley in 2006, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube previously worked with Tiger Management and held positions with Morgan Stanley & Co. in its Investment Banking and Institutional Equity Divisions. Mr. Taube received a B.A. from Harvard University, an M.Litt. in Economics from St. Andrew’s University in Great Britain, where he was a Rotary Foundation Fellow, and an M.B.A. from the Wharton School at the University of Pennsylvania.

Richard T. Allorto, Jr. served as the Chief Financial Officer, Treasurer and Secretary of Sierra from April 2012 until November 2016 and was re-appointed to such presently held positions in July 2018. Mr. Allorto also presently serves as the Chief Financial Officer and Secretary of MCC, and has served since MCC’s inception in 2011. He also presently serves as Chief Financial Officer of MDLY and has served since July 2010. Mr. Allorto is also responsible for the financial operations of the various private funds managed by MDLY. Effective as of the closing of the MDLY Merger, Mr. Allorto will serve as Chief Financial Officer, Treasurer, Senior Executive Vice President, and Senior Managing Director of the Sierra/MDLY Company. Prior to joining Medley, Mr. Allorto held various accounting and finance positions at GSC Group, Inc., a registered investment adviser, including most recently as Chief Financial Officer of a publicly traded business development company that was externally managed by GSC Group. Mr. Allorto was an Audit Supervisor at Arthur Andersen. Mr. Allorto received a B.S. in Accounting from Seton Hall University and is a licensed CPA.

John D. Fredericks presently serves as the Chief Compliance Officer of Sierra and has held this position since February 2014. Mr. Fredericks has also served as the Chief Compliance Officer of MCC since February 2014 and Sierra Total Return Fund since August 2016 and as General Counsel of Medley since June 2013. Effective as of the closing of the MDLY Merger, Mr. Fredericks will serve as General Counsel, Chief Compliance Officer, Secretary, Senior Executive Vice President, and Senior Managing Director of the Sierra/MDLY Company. Prior to joining Medley, Mr. Fredericks was a partner with Winston & Strawn, LLP from February 2003 to May 2013, where he was a member of the firm’s restructuring and insolvency and corporate lending groups. Before joining Winston & Strawn, LLP, Mr. Fredericks was a partner with Murphy Sheneman Julian & Rogers from 2000 to 2003 and an associate at Murphy, Weir & Butler from 1993 to 2000. Mr. Fredericks was admitted to the California State Bar in 1993. Mr. Fredericks received a B.A. from the University of California Santa Cruz and a J.D. from University of San Francisco.

Samuel Anderson presently serves as Senior Managing Director of Medley and Head of Capital Markets & Risk Management. Effective as of the closing of the MDLY Merger, Mr. Anderson will serve as Head of Capital Markets & Risk Management, Senior Executive Vice President, and Senior Managing Director. Prior to Medley, Mr. Anderson was a senior member of the Goldman Sachs Investment Banking Financial Institutions Group where he led the commercial finance coverage effort, playing a leading role in a range of financings including the IPOs of MCC, TPG Specialty Finance and New Mountain Finance. Prior to Goldman Sachs, Mr. Anderson worked with Banc of America Securities in the Investment Banking Financial Institutions Group. Mr. Anderson received a B.A. in Economics from Bates College.

Christopher Taube presently serves as Senior Managing Director of Medley and Head of Institutional Fundraising. Effective as of the closing of the MDLY Merger, Mr. Taube will serve as Head of Institutional Fundraising, Senior Executive Vice President, and Senior Managing Director of the Sierra/MDLY Company. Prior to Medley, Mr. Taube was a Managing Director with Aetos Capital Real Estate where he was responsible for acquisitions, corporate development and institutional fundraising. Prior to Aetos, Mr. Taube had worked with Fremont Realty Capital, The Georgetown Company and Lazard Frères & Co. LLC. Mr. Taube received a B.A. from Princeton University and an M.B.A. from Columbia Business School. Mr. Taube is President of the M Power Foundation.

Compensation of Sierra/MDLY Company Directors

As compensation for serving on the Sierra/MDLY Company Board, the Sierra/MDLY Company’s independent directors will receive an annual retainer of $200,000 each, as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting.In addition, the Lead Independent Director will receive an annual retainer of $50,000, the Chairperson of the Audit Committee will receive an annual retainer of $25,000, the Chairperson of the Nominating and Corporate Governance Committee will receive an annual retainer of $15,000, the Chairperson of the Compensation Committee will receive an annual retainer of $20,000, and the non-chair committee member will receive an annual retainer of $10,000.

Board Leadership Structure

Under the Sierra/MDLY Company’s bylaws, the Sierra/MDLY Company Board will designate one of the Sierra/MDLY Company’s directors as chair to preside over meetings of the Sierra/MDLY Company Board and meetings of the Sierra/MDLY Company Stockholders, and will perform such other duties as may be assigned to him or her by the Sierra/MDLY Company Board. Effective as of the closing of the MDLY Merger, one of the current independent directors of Sierra will be appointed to serve as the Chair of the Sierra/MDLY Company Board. The Sierra Board currently believes that separating the roles of the Chair and the Chief Executive Officer further aligns corporate governance with stockholder interests and will aid in the Sierra/MDLY Company Board’s oversight of management and the Sierra/MDLY Company Board’s ability to carry out its roles and responsibilities on behalf of the Sierra/MDLY Company Stockholders. The Sierra Board also believes that the separation of the roles of Chair and Chief Executive Officer of the Sierra/MDLY Company will allow the Chief Executive Officer to focus more of his time and energy on operating and managing the company and leverages the Chair’s leadership and financial, governance and regulatory experience.

The Sierra/MDLY Company’s corporate governance policies will include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of an Audit Committee, a Nominating and Corporate Governance Committee, and a Compensation Committee, each of which will be comprised solely of independent directors and the appointment of a Chief Compliance Officer, with whom the independent directors will meet at least once a year without the presence of interested directors and other members of management, for administering the Sierra/MDLY Company’s compliance policies and procedures.

The Sierra/MDLY Company recognizes that different board leadership structures are appropriate for companies in different situations. The Sierra/MDLY Company will re-examine its corporate governance policies on an ongoing basis to ensure that they continue to meet its needs. Effective as of the closing of the MDLY Merger, Oliver T. Kane will continue to serve as Lead Independent Director of the Sierra/MDLY Company.

All of the independent directors will play an active role on the Sierra/MDLY Company Board. The independent directors will compose a majority of the Sierra/MDLY Company Board and will be closely involved in all material deliberations related to the Sierra/MDLY Company. The Sierra/MDLY Company Board believes that, with these practices, each independent director will have equal involvement in the actions and oversight role of the Sierra/MDLY Company Board and equal accountability to the Company and the Sierra/MDLY Company Stockholders. The Sierra/MDLY Company’s independent directors will be expected to meet separately (i) as part of each regular Sierra/MDLY Company Board meeting and (ii) with the Sierra/MDLY Company’s Chief Compliance Officer, as part of at least one board meeting each year.

The Sierra/MDLY Company believes that its leadership structure will be the optimal structure for the Sierra/MDLY Company at this time. The Sierra/MDLY Company Board, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure will appropriately enable it to exercise its oversight of the Sierra/MDLY Company.

Board Role in Risk Oversight

The Sierra/MDLY Company Board will oversee the Sierra/MDLY Company’s business and operations, including certain risk management functions. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, disclosure risk, diversification risk and business continuity risk). The Sierra/MDLY Company Board will implement its risk oversight function both as a whole and through its committees. In the course of providing oversight, the Sierra/MDLY Company Board and its committees will receive reports on the Sierra/MDLY Company’s and the Sierra/MDLY Company’s investment adviser’s activities, including reports regarding the Sierra/MDLY Company’s investment portfolio and financial accounting and reporting. The Sierra/MDLY Company Board will also receive a quarterly report from the Sierra/MDLY Company’s Chief Compliance Officer, who will report on the Sierra/MDLY Company’s compliance with the federal and state securities laws and its internal compliance policies and procedures as well as those of the Sierra/MDLY Company’s investment adviser and the Sierra/MDLY Company’s administrator and transfer agent. The Audit Committee’s meetings with the Sierra/MDLY Company’s independent public accounting firm will also contribute to its oversight of certain internal control risks. In addition, the Sierra/MDLY Company Board will meet periodically with the Sierra/MDLY Company’s investment adviser to receive reports regarding the Sierra/MDLY Company’s operations, including reports on certain investment and operational risks, and will communicate regularly with senior members of the Sierra/MDLY Company’s management.

The Sierra/MDLY Company Board believes that this role in risk oversight will be appropriate. The Sierra/MDLY Company believes that it will have robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect the Sierra/MDLY Company will be identified or eliminated, and some risks will be beyond the control of the Sierra/MDLY Company, the Sierra/MDLY Company’s investment adviser and the Sierra/MDLY Company’s other service providers.

Investment Advisory Agreement

Background

SIC Advisors has served as the investment adviser to Sierra since the commencement of Sierra’s operations in April 2012, pursuant to the terms of the Sierra Investment Advisory Agreement, as renewed from time to time by the Sierra Board. Sierra Stockholders are being asked to approve the New Sierra Investment Advisory Agreement. See “Sierra Proposal #6: Approval of the New Sierra Investment Advisory Agreement.” If approved by the Sierra Stockholders at the Sierra Special Meeting, MCC Advisors will provide the same advisory services pursuant to the terms of the New Sierra Investment Advisory Agreement as SIC Advisors currently provides pursuant to the Sierra Investment Advisory Agreement. The terms and conditions of the New Sierra Investment Advisory Agreement are substantially identical in all material respects to the Sierra Investment Advisory Agreement. Following approval by the Sierra Stockholders in the manner required by the Investment Company Act, the New Sierra Investment Advisory Agreement will become effective immediately following the closing of the MDLY Merger. The New Sierra Investment Advisory Agreement will remain in effect for a period of two years. Unless earlier terminated, the New Sierra Investment Advisory Agreement will remain in effect from year-to-year thereafter if approved annually at an in-person meeting of the Sierra/MDLY Company Board by a majority of Sierra/MDLY Company’s Non-Interested Directors, and either the Sierra/MDLY Company Board or the holders of a majority of the Sierra/MDLY Company’s outstanding voting securities.

Investment Advisory Agreement and Fees

The Sierra/MDLY Company’s investment process will be provided through the efforts of its wholly owned subsidiary, MCC Advisors, and will benefit from the business and specific industry knowledge, transaction expertise and deal-sourcing capabilities of Merger Sub, including MCC Advisors’ officers and employees. MCC Advisors will be responsible for the overall management of the Sierra/MDLY Company’s activities and for the day-to-day management of the Sierra/MDLY Company’s investment portfolio. MCC Advisors will provide its services under the New Sierra Investment Advisory Agreement. The activities of MCC Advisors will be subject to the supervision and oversight of the Sierra/MDLY Company Board.

Advisory and Other Services

The terms and conditions of the Sierra Investment Advisory Agreement and the New Sierra Investment Advisory Agreement are identical in all material respects. Under the terms of the New Sierra Investment Advisory Agreement, subject to the supervision of the Sierra/MDLY Company Board, MCC Advisors will manage the Sierra/MDLY Company’s day-to-day operations and provide investment advisory services to the Sierra/MDLY Company, in each case in accordance with the Sierra/MDLY Company’s investment objectives, policies, and restrictions. Under the terms of the New Sierra Investment Advisory Agreement, MCC Advisors will be responsible for the following:

•        determining the composition and allocation of the Sierra/MDLY Company’s investment portfolio, the nature and timing of any changes to its portfolio and the manner of implementing such changes;

•        identifying and evaluating the structure of the investments made by the Sierra/MDLY Company;

•        performing due diligence on prospective portfolio companies;

•        executing, closing, servicing and monitoring the Sierra/MDLY Company’s investments;

•        determining the securities and other assets that the Sierra/MDLY Company will purchase, retain or sell;

•        providing the Sierra/MDLY Company with such other investment advisory, research and related services as it may, from time to time, reasonably require for the investment of its funds; and

•        to the extent permitted under the Investment Company Act and the Advisers Act, on the Sierra/MDLY Company’s behalf, and in coordination with any sub-adviser and administrator, providing significant managerial assistance to those portfolio companies to which the Sierra/MDLY Company is required to provide such assistance under the Investment Company Act, including utilizing appropriate personnel of MCC Advisors to, among other things, monitor the operations of the Sierra/MDLY Company’s portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation.

Under the New Sierra Investment Advisory Agreement, MCC Advisors will have a fiduciary responsibility for the safeguarding and use of all of the Sierra/MDLY Company’s funds and assets. MCC Advisors would also be subject to liability under both the Investment Company Act and the Advisers Act for a breach of these fiduciary duties.

MCC Advisors will be primarily responsible for initially identifying, evaluating and structuring the Sierra/MDLY Company’s investments. These activities will be carried out by its investment teams and subject to the oversight of MCC Advisors’ senior investment personnel. Each investment that the Sierra/MDLY Company makes will require the approval of MCC Advisors before the investment may be made.

The services MCC Advisors will provide to the Sierra/MDLY Company will not be exclusive, and MCC Advisors may engage in any other business or render similar services to other entities so long as its services to Sierra are not impaired.

Management Fees

The management fees under the New Sierra Investment Advisory Agreement will be calculated in a manner identical to that of the Sierra Investment Advisory Agreement. The Sierra/MDLY Company will pay MCC Advisors a fee for its services under the New Sierra Investment Advisory Agreement consisting of two components: a base management fee and an incentive fee. The Sierra/MDLY Company believes that this fee structure will benefit the Sierra/MDLY Company Stockholders by aligning the compensation of MCC Advisors with the Sierra/MDLY Company’s overall investment performance. The cost of both the base management fee and the incentive fee will ultimately be borne by the Sierra/MDLY Company Stockholders.

Base Management Fee

The base management fee will be calculated at an annual rate of 1.75% of the Sierra/MDLY Company’s gross assets and is payable quarterly in arrears. For purposes of calculating the base management fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. As a result, MCC Advisors will receive a higher base management fee when the Sierra/MDLY Company incurs debt or uses leverage. The base management fee will be calculated based on the Sierra/MDLY Company’s gross assets at the end of each completed calendar quarter. Base management fees for any partial quarter will be appropriately pro-rated.

Incentive Fee

The incentive fee is divided into two parts: (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The subordinated incentive fee on income for each quarter will be calculated as follows:

•        No subordinated incentive fee on income is payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on the Sierra/MDLY Company’s net assets at the end of the immediately preceding fiscal quarter. The Sierra/MDLY Company refers to this as the preferred quarterly return.

•        All of the Sierra/MDLY Company’s pre-incentive fee net investment income, if any, that exceeds the preferred quarterly return, but is less than or equal to 2.1875% on the Sierra/MDLY Company’s net assets at the end of the immediately preceding fiscal quarter in any quarter, is payable to MCC Advisors. The Sierra/MDLY Company refers to this portion of its subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of the Sierra/MDLY Company’s pre-incentive fee net investment income when its pre-incentive fee net investment income exceeds 2.1875% on the Sierra/MDLY Company’s net assets at the end of the immediately preceding fiscal quarter in any quarter.

•        For any quarter in which the Sierra/MDLY Company’s pre-incentive fee net investment income exceeds 2.1875% on the Sierra/MDLY Company’s net assets at the end of the immediately preceding fiscal quarter, the subordinated incentive fee on income shall equal 20% of the amount of the Sierra/MDLY Company’s pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

•        Pre-incentive fee net investment income is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus the Sierra/MDLY Company’s operating expenses for the quarter, including the base management fee, expenses payable under its administration agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

The following is a graphical representation of the calculation of the quarterly subordinated incentive fee on income:

Percentage of Pre-Incentive Fee Net Investment Income Allocated to Quarterly Incentive Fee

An incentive fee on capital gains will be earned on investments sold and shall be determined and payable in arrears as of the end of each calendar year during which the New Sierra Investment Advisory Agreement is in effect. If the New Sierra Investment Advisory Agreement is terminated, the incentive fee on capital gains will become payable as of the effective date of such termination. The incentive fee on capital gains is based on the Sierra/MDLY Company’s realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, which the Sierra/MDLY Company refers to as “net realized capital gains.”

The incentive fee on capital gains equals 20% of the Sierra/MDLY Company’s net realized capital gains, less the aggregate amount of any previously paid incentive fee on capital gains.

Because of the structure of the subordinated incentive fee on income and the incentive fee on capital gains, it is possible that the Sierra/MDLY Company will pay such fees in a quarter where it will incur a net loss. For example, if the Sierra/MDLY Company receives pre-incentive fee net investment income in excess of the 1.75% on its net assets at the end of the immediately preceding fiscal quarter for a quarter, the Sierra/MDLY Company will pay the applicable incentive fee even if it has incurred a net loss in the quarter due to a realized or unrealized capital loss. MCC Advisors will not be under any obligation to reimburse the Sierra/MDLY Company for any part of the incentive fee it receives that is based on prior period accrued income that the Sierra/MDLY Company never receives as a result of a subsequent decline in the value of its portfolio.

The fees that will be payable under the New Sierra Investment Advisory Agreement for any partial period will be appropriately pro-rated. The fees will also be calculated using a detailed policy and procedure approved by MCC Advisors and the Sierra/MDLY Company Board, including a majority of the Non-Interested Directors, and such policy and procedure will be consistent with the description of the calculation of the fees set forth above.

MCC Advisors may elect to defer or waive all or a portion of the fees that would otherwise be paid to it in its sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as MCC Advisors may determine in its sole discretion.

Below are examples of the two-part incentive fee:

Example — Subordinated Incentive Fee on Income, Determined on a Quarterly Basis

Assumptions
First Quarter:	Pre-incentive fee net investment income equals 0.5500%
Second Quarter:	Pre-incentive fee net investment income equals 1.9500%
Third Quarter:	Pre-incentive fee net investment income equals 2.800%

The subordinated incentive fee on income in this example would be:

First Quarter:	Pre-incentive fee net investment income does not exceed the 1.75% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income
Second Quarter:

Pre-incentive fee net investment income falls between the 1.75% preferred return rate and the catch up of 2.1875%, therefore the incentive fee on pre-incentive fee net investment income is 100% between the 1.75% preferred return and 1.95%

Third Quarter:

Pre-incentive fee net investment income exceeds the 1.75% preferred return and the 2.1875% catch up provision. Therefore the catch up provision is fully satisfied by the 2.800% of pre-incentive fee net investment income above the 1.75% preferred return rate and there is a 20% incentive fee on pre-incentive fee net investment income above the 2.1875% “catch up”

Example — Incentive Fee on Capital Gains (Millions)

Alternative 1 — Assumptions

Year 1:	$20 million investment made in company A (“Investment A”), and $30 million investment made in company B (“Investment B”)
Year 2:	Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million
Year 3:	FMV of Investment B determined to be $25 million
Year 4:	Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

Year 1:	None, because no investments were sold
Year 2:	Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)
Year 3:	None, because no investments were sold
Year 4:	Capital gains incentive fee of $200,000 ($6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Alternative 2 — Assumptions

Year 1:

$20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”), $25 million investment made in Company C (“Investment C”) and the cost basis of Other Portfolio Investments is $25 million

Year 2:

Investment A sold for $50 million ($20 million cost basis to be reinvested into Other Portfolio Investments and the $30 million capital gain is available for distribution), fair market value, or FMV, of Investment B determined to be $25 million (creates $5 million in unrealized capital depreciation), the FMV of Investment C determined to be $25 million and FMV of Other Portfolio Investments determined to be $25 million

Year 3:

FMV of Investment B determined to be $27 million (creates $3 million in unrealized capital depreciation), Investment C sold for $30 million ($25 million cost basis to be reinvested into Other Portfolio Investments and the $5 million capital gain is available for distribution) and FMV of Other Portfolio Investments determined to be $45 million

Year 4:	FMV of Investment B determined to be $30 million and FMV of Other Portfolio Investments determined to be $45 million
Year 5:

Investment B sold for $20 million ($20 million cost basis to be reinvested into Other Portfolio Investments and $10 million capital loss) and FMV of Other Portfolio Investments determined to be $45 million

Year 6:	Total Portfolio is sold for $80 million ($15 million capital gain computed based on a cumulative cost basis in Other Portfolio Investments of $65 million)

The incentive fee on capital gains in this example would be:

Year 1:	None, because no investments were sold
Year 2:	$5 million incentive fee on capital gains (20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B))
Year 3:

$1.4 million incentive fee on capital gains ($6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation))) less $5 million incentive fee on capital gains paid in Year 2

Year 4:	None, because capital gains incentive fees are paid on realized capital gains only
Year 5:

None, because $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) is less than $6.4 million cumulative incentive fee on capital gains paid in prior years

Year 6:

$1.6 million incentive fee on capital gains (20% multiplied by $40 million ($25 million cumulative realized capital gains plus $15 million realized capital gains)) less $6.4 million cumulative incentive fee on capital gains received in prior years

Expenses

Under the New Sierra Investment Advisory Agreement, the Sierra/MDLY Company shall bear costs and expenses, including (without limitation): all direct and indirect costs and expenses incurred by MCC Advisors for office space rental, office equipment, utilities and other non-compensation related overhead allocable to performance of investment advisory services by MCC Advisors under the New Sierra Investment Advisory Agreement; corporate, organizational and offering expenses relating to offerings of shares of the Sierra/MDLY Company Common Stock, subject to limitations included in the New Sierra Investment Advisory Agreement; the cost of calculating the Sierra/MDLY Company’s NAV, including the cost of any third-party valuation firms; offerings of the Sierra/MDLY Company Common Stock and other securities; fees and expenses associated with performing due diligence reviews of prospective investments; transfer agent and custodial fees; fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events); federal and state registration fees; all costs of registration and listing the shares of the Sierra/MDLY Company Common Stock on any securities exchange; federal, state and local taxes; independent directors’ fees and expenses; brokerage commissions for the Sierra/MDLY Company’s investments; costs of proxy statements, stockholders’ reports and notices; fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums; direct costs such as printing, mailing, long distance telephone and staff costs associated with the Sierra/MDLY Company’s reporting and compliance obligations under the Investment Company Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act; fees and expenses associated with accounting, independent audits and outside legal costs; all other expenses incurred by the Sierra/MDLY Company or MCC Advisors in connection with administering the Sierra/MDLY Company’s business, including expenses incurred by the Sierra/MDLY Company’s administrator, Medley Capital LLC, in performing administrative services for the Sierra/MDLY Company; and the reimbursement of the compensation of the Sierra/MDLY Company’s Chief Financial Officer and Chief Compliance Officer and their respective staffs paid by Medley Capital LLC.

Indemnification

The indemnification provisions under the New Sierra Investment Advisory Agreement will be identical to the indemnification provisions under the Sierra Investment Advisory Agreement. The New Sierra Investment Advisory Agreement provides that MCC Advisors and each of its directors, officers, stockholders or members (and their stockholders or members, including the owners of their stockholders or members), agents, employees, controlling persons (as determined under the Investment Company Act) and any other person or entity affiliated with, or acting on behalf of, MCC Advisors shall not be liable to the Sierra/MDLY Company for any action taken or omitted to be taken by MCC Advisors in connection with the performance of any of their duties or obligations under the New Sierra Investment Advisory Agreement (except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services), and the Sierra/MDLY Company shall indemnify, defend and protect such person or entities and hold them harmless from and against all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Sierra/MDLY Company or its stockholders) arising out of or otherwise based upon the performance of any of such persons’ duties or obligations under the New Sierra Investment Advisory Agreement to the extent such losses, damages, liabilities, cost and expenses are not fully reimbursed by insurance and otherwise to the fullest extent such indemnification would not be inconsistent with the New Sierra Charter, the Investment Company Act, or the laws of the State of Maryland.

The New Sierra Investment Advisory Agreement also provides that MCC Advisors shall indemnify the Sierra/MDLY Company, and its affiliates and controlling persons (as determined under the Investment Company Act), for any losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) that the Sierra/MDLY Company or its affiliates and controlling persons may sustain as a result of MCC Advisors’ willful misfeasance, bad faith, gross negligence, reckless disregard of its duties under the New Sierra Investment Advisory Agreement or violation of applicable law, including, without limitation, the federal and state securities laws.

The New Sierra Investment Advisory Agreement further provides that MCC Advisors and its directors, officers, stockholders or members (and their stockholders or members, including the owners of their stockholders or members), agents, employees, controlling persons (as determined under the Investment Company Act), and any other person or entity affiliated with, or acting on behalf of MCC Advisors are not entitled to indemnification from the Sierra/MDLY Company for any liability or loss suffered by them, nor will they be held harmless for any loss or liability suffered by the Sierra/MDLY Company, unless all of the following conditions are met: (i) the indemnified party has determined, in good faith, that the course of conduct which caused the loss or liability was in the Sierra/MDLY Company’s best interests; (ii) the indemnified party was acting on behalf of or performing services for the Sierra/MDLY Company; (iii) such liability or loss was not the result of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties under the New Sierra Investment Advisory Agreement; and (iv) such indemnification or agreement to hold harmless is recoverable only out of the Sierra/MDLY Company’s net assets and not from Sierra/MDLY Company Stockholders.

Prohibited Activities

The Sierra Charter prohibits the following activities between Sierra, MCC Advisors and its affiliates:

•        Sierra may not purchase or lease assets in which MCC Advisors or its affiliates has an interest unless (i) Sierra discloses the terms of the transaction to the Sierra Stockholders, the terms are fair to Sierra and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the Investment Company Act or an exemptive order under the Investment Company Act issued to Sierra by the SEC;

•        Sierra may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•        MCC Advisors and its affiliates may not acquire assets from Sierra unless approved by Sierra Stockholders in accordance with the Sierra Charter;

•        Sierra may not lease assets to MCC Advisors or its affiliates unless it discloses the terms of the transaction to Sierra Stockholders and such terms are fair and reasonable to Sierra;

•        Sierra may not make any loans to MCC Advisors or its affiliates except for the advancement of funds as permitted by the Sierra Charter;

•        Sierra may not acquire assets in exchange for Sierra Common Stock;

•        Sierra may not pay a commission or fee, either directly or indirectly to MCC Advisors, its affiliates, except as otherwise permitted by the Sierra Charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of Sierra’s assets;

•        MCC Advisors and its affiliates may not charge duplicate fees to Sierra; and

•        MCC Advisors and its affiliates may not provide financing to Sierra with a term in excess of 12 months.

In addition, the Sierra Investment Advisory Agreement prohibits MCC Advisors and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. MCC Advisors and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Finally, MCC Advisors and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

The New Sierra Charter would not prohibit the prohibited activities listed above, subject to the requisite Sierra Stockholder approval.

Board Consideration of Approval of the New Sierra Investment Advisory Agreement

For a detailed discussion of the Sierra Board’s consideration in approving the New Sierra Investment Advisory Agreement, see “Sierra Proposal #6: Approval of the New Sierra Investment Advisory Agreement.”

EXECUTIVE COMPENSATION OF THE COMBINED COMPANY OR THE SIERRA/MDLY COMPANY, AS APPLICABLE

Employment Agreements with Management

Medley Capital LLC, a wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable, that employs the employees of the Combined Company or the Sierra/MDLY Company, as applicable, has entered into employment agreements with each Management employee, effective as of the MDLY Merger Closing Date (the “Effective Date”). The employment agreements provide for an initial term of 30-months following the Effective Date for Mr. B. Taube and 24-months following the Effective Date for Messrs. S. Taube, Allorto, Fredericks, Anderson, and C. Taube, unless terminated earlier by one of the parties, and will be renewed automatically for successive periods of one year, unless either party gives written notice to the contrary at least 120 calendar days prior to the end of the initial term or any renewal term (the “Term”).

Each employment agreement sets forth a base salary, which is subject to change at the discretion of the Combined Company Board or the Sierra/MDLY Company Board, as applicable, or its respective compensation committee. The initial base salaries of the Management employees are as follows: Mr. B. Taube, $600,000; Mr. S. Taube, $480,000; and Messrs. Allorto, Fredericks, Anderson, and C. Taube, $360,000.

Under the employment agreements, each Management employee is eligible to receive each year a short-term incentive paid in cash and a long-term incentive in the form of an equity award, each paid after the end of the year. The employment agreements describe the annual short-term incentive paid in cash and the long-term equity award as the Management employee’s “annual bonus.” Each employment agreement provides that the Combined Company Board or the Sierra/MDLY Company Board, as applicable, or its respective compensation committee will establish a target annual bonus for each year of no less than a specified percentage of each Management employee’s base salary and will establish performance and other objectives for the year for such annual bonus, in consultation with Management. Beginning in 2020, the target annual bonuses for each Management employee, as a percentage of the initial base salary, are as follows: Mr. B. Taube, 533.3%; Messrs. Anderson and C. Taube, 458.3%; Mr. S. Taube, 364.6%; and Messrs. Allorto and Fredericks, 361.1%.

For 2019, the employment agreements set forth a dollar amount of annual bonus for each Management employee, payable in 2020, which the Combined Company Board or the Sierra/MDLY Company, as applicable, or its respective compensation committee may increase in recognition of performance in excess of performance objectives. The 2019 annual bonus amounts, payable in 2020, are as follows: Mr. B. Taube, $3,200,000; Mr. S. Taube, $1,750,000; Messrs Anderson and C. Taube, $1,650,000; and Messrs. Allorto and Fredericks, $1,300,000. No annual bonus would be earned for 2019 unless the Management employee remains employed through the date of payment.

For the 2019 annual bonus, payable in 2020, the employment agreements provide that the short-term cash incentive portion of the annual bonus will be as follows: 40.0% for Messrs. Allorto, Fredericks, Anderson and C. Taube and 35.0% for Messrs. B. Taube and S. Taube paid immediately; and the long-term equity incentive award portion will be as follows: 60.0% for Messrs. Allorto, Fredericks, Anderson and C. Taube; and 65.0% for Messrs. B. Taube and S. Taube. The long-term equity incentive will be made in the form of a restricted stock unit (“RSU”) award, vesting in three installments on December 31, 2020, December 31, 2021 and December 31, 2022. The cash and equity award portions of the annual bonuses paid under the employment agreements will be subject to recoupment by the Combined Company or the Sierra/MDLY Company, as applicable, to the extent required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Act) and/or the rules and regulations of the NYSE.

For the 2020 annual bonus and thereafter, the employment agreements provide that the short-term cash incentive portion of the annual bonus will be as follows: 35.0% for Messrs. B. Taube and S. Taube; and 40% for Messrs. Allorto, Fredericks, Anderson and C. Taube, in each case paid immediately. The long-term equity incentive award portion will be as follows: 65.0% for Messrs. B. Taube and S. Taube; and 60% for Messrs. Allorto, Fredericks, Anderson and C. Taube. The long-term equity incentive will be made in the form of a RSU award, vesting in three equal annual installments. The cash and equity award portions of the annual bonuses paid under the employment agreements will be subject to recoupment by the Combined Company or the Sierra/MDLY Company, as applicable, to the extent required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Act) and/or the rules and regulations of the NYSE.

The base salary, short-term incentive paid in cash, and long-term incentive in the form of an equity award, of each Management employee under the employment agreements is as follows:

	Base Salary	Annual Bonus for 2019 ($ and % of Base)	Cash Portion of Annual Bonus for 2019	RSU Award Portion of 2019 Annual Bonus	Total (Base Plus 2019 Annual Bonus)
Brook Taube, Chief Executive Officer and Chairman of the Combined Company Board	$600,000	$3,200,000 533.3%	$1,120,000 35.0%	$2,080,000 65.0%	$3,800,000
Seth Taube, Senior Executive Vice President and Senior Managing Director	$480,000	$1,750,000 364.6%	$612,500 35.0%	$1,137,500 65.0%	$2,230,000
Richard T. Allorto, Jr., Chief Financial Officer, Treasurer, Senior Executive Vice President and Senior Managing Director	$360,000	$1,300,000 361.1%	$520,000 40.0%	$780,000 60.0%	$1,660,000
John D. Fredericks, General Counsel, Chief Compliance Officer, Secretary, Senior Executive Vice President and Senior Managing Director	$360,000	$1,300,000 361.1%	$520,000 40.0%	$780,000 60.0%	$1,660,000
Samuel Anderson, Head of Capital Markets & Risk Management, Senior Executive Vice President and Senior Managing Director	$360,000	$1,650,000 458.3%	$660,000 40.0%	$990,000 60.0%	$2,010,000
Christopher Taube, Head of Institutional Fundraising, Senior Executive Vice President and Senior Managing Director	$360,000	$1,650,000 458.3%	$660,000 40.0%	$990,000 60.0%	$2,010,000

The Sierra Special Committee’s compensation consultant advised that the executive compensation packages are reasonable.

Compensation Upon Termination of Employment

Under the employment agreements, each Management employee would be entitled to certain benefits and payments in the event of the Management employee’s death, disability, termination of employment by Medley Capital LLC without “Cause” (as defined below), termination by the Management employee with “Good Reason” (as defined below) or termination of the Management employee due to the Combined Company or the Sierra/MDLY Company, as applicable, providing notice that it is not renewing the employment agreement at the end of the Term, unless the Combined Company or the Sierra/MDLY Company, as applicable, has offered to renew the employment agreement on terms that are at least comparable in the aggregate to Market Level Compensation (as defined below) (together, the “Termination Events”). In the event of any of the Termination Events, Medley Capital LLC will pay the Management employee’s earned but unpaid base salary, any unpaid annual bonus for the year ending prior to the date of the Management employee’s termination, based on actual performance of Medley Capital LLC (or the Company Group (as defined below in the section titled “Definition of Cause”)) for that year, payable fully in cash and at the same time as such amounts are paid to continuing Management employees, and a pro-rated amount of the annual bonus for the year of termination, based on actual performance of Medley Capital LLC (or the Company Group) for the year in which the Termination Event occurs, with any individual performance criteria deemed to be met at the same level as Medley Capital LLC performance, and paid fully in cash at the same time as such amounts are paid to continuing Management employees for that year. In addition, the vesting of any RSU awards outstanding at the Management employee’s Termination Event will be fully accelerated.

Death: In the event of the death of a Management employee during any Term, Medley Capital LLC will pay to the legal representatives or named beneficiaries of the Management employee the amounts described above as well as the full cost of COBRA coverage for the Management employee’s qualified beneficiaries for up to twelve months following the Management employee’s death, to the extent the Management employee’s qualified beneficiaries elect such COBRA coverage.

Disability: In the event of a termination of employment due to a Management employee’s disability during any Term, Medley Capital LLC will pay to the Management employee the amounts described above as well as the full cost of COBRA coverage for the Management employee and/or his qualified beneficiaries for up to twelve months following the Management employee’s termination on account of disability, to the extent the Management employee elects such COBRA coverage. Under the employment agreements, “Disability” means that the Management employee is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve months, (i) unable to engage in any substantial gainful activity, as determined by a licensed physician as reasonably chosen by Medley Capital LLC, or (ii) receiving income replacement benefits for a period of not less than three months under Medley Capital LLC’s group disability plan.

Termination by Medley Capital LLC Without Cause, by Notice of Non-Renewal or by Management Employee with Good Reason: In the event Medley Capital LLC terminates a Management employee’s employment without Cause, the Management employee terminates his employment with Good Reason, or the Management employee’s employment terminates due to Medley Capital LLC not renewing the employment agreement at the end of any Term (unless the Combined Company or the Sierra/MDLY Company, as applicable, has offered to renew on terms at least comparable in the aggregate to Market Level Compensation), Medley Capital LLC will pay to the Management employee the amounts described above. In addition, Medley Capital LLC will pay a monthly amount equal to the sum of (x) one-twelfth of the Management employee’s base salary plus (y) one-twelfth of the cash portion of the Management employee’s target annual bonus for the year of termination, for the number of months set forth in each Management employee’s employment agreement. The number of months for which this amount will be paid under the employment agreement of each Management employee is as follows: 30 months for Mr. B. Taube; 24 months for Mr. S. Taube; and 18 months for Messrs. Allorto, Fredericks, Anderson, and C. Taube. In addition, Medley Capital LLC will pay an amount toward the cost of COBRA coverage equal to the employer-portion of premiums paid for active employees in Medley Capital LLC’s plan for the Management employee and/or the Management employee’s qualified beneficiaries, to the extent the Management employee elects such COBRA coverage, for a period of up to eighteen months following the Management employee’s termination by Medley Capital LLC without Cause or by the Management employee with Good Reason or for a period of up to twelve months following the Management employee’s termination due to Medley Capital LLC not renewing the employment agreement at the end of any Term (unless the Combined Company or the Sierra/MDLY Company, as applicable, has offered to renew on terms at least comparable in the aggregate to Market Level Compensation), with such obligation ceasing on the date the Management employee becomes eligible for coverage under another group health plan offered by an employer of the Management employee or the employer of the Management employee’s spouse.

Definition of Good Reason.    Under the employment agreements, “Good Reason” means the occurrence of any of the following without the Management employee’s consent: (i) a material diminution in the Management employee’s base compensation; (ii) a material diminution in the Management employee’s authority, duties or responsibilities; (iii) a requirement that the Management employee report to anyone other than the Combined Company Board or the Sierra/MDLY Company, as applicable, or the Chief Executive Officer (except for Mr. B. Taube) or, for certain Management employees, another member of Management; (iv) a material diminution in the budget over which the Management employee retains authority; (v) a material change in the geographic location at which the Management employee must perform the services; or (vi) any other action or inaction that constitutes a material breach by Medley Capital LLC of the employment agreement. The Management employee must provide notice to Medley Capital LLC of the existence of the condition described above within ninety calendar days of the initial existence of the condition, and Medley Capital LLC will have a period of thirty calendar days following the notice during which it may remedy the condition. Any termination for Good Reason must occur within two years following the initial existence of one or more of the foregoing conditions.

Termination by Management Employee Other than for Good Reason or by Medley Capital LLC for Cause.    In the event that a Management employee terminates his employment other than for Good Reason or Medley Capital LLC terminates the Management employee for Cause, the Management employee would only receive any earned but unpaid base salary.

Definition of Cause.    Under the employment agreements, “Cause” means: (i) fraud against Medley Capital LLC, Sierra and each of their respective subsidiaries and affiliates (the “Company Group”), which causes material harm to any member of the Company Group; (ii) willful failure or any willful refusal to implement or undertake the lawful directives of the Combined Company Board or the Sierra/MDLY Company Board, as applicable, or such other supervisor as may be assigned by the Company Group when such directives are materially consistent with the Management employee’s duties under the employment agreement; (iii) engaging in willful conduct (other than at the direction of Medley Capital LLC) that causes material injury, monetary or otherwise, to any member of the Company Group, or that reflects adversely on any member of the Company Group, or that materially affects the Management employee’s ability to perform the Management employee’s duties; (iv) conviction of, or the entering of a plea of guilty or nolo contendere, by the Management employee to a financial crime that constitutes a felony (or any state-law equivalent) or involves moral turpitude; (v) the entry of any order or consent decree, whether or not liability is admitted or denied, by the SEC against the Management employee in respect of charges that the Management employee violated any provision of the Investment Company Act or the Exchange Act, other than provisions requiring the maintenance of proper books and records; (vi) theft, misappropriation, embezzlement or conversion of the assets or opportunities of any member of the Company Group; (vii) a material breach of the terms, covenants or representations of the employment agreement or any agreement between the Management employee and any member of the Company Group; or (viii) a willful violation of the written rules or policies of any member of the Company Group, which causes material harm to any member of the Company Group, provided that, in the case of the occurrence of an event described in clause (vii) or (viii) above, the Management employee will have 10 business days after receipt of written notice thereof, stating in reasonable detail the actions or omissions purporting to constitute such breach or violation, to cure, and upon such cure, such event will not be deemed to be the basis for a termination of the Management employee for Cause, unless Medley Capital LLC acting in good faith, otherwise determines that such occurrence is not reasonably subject to being cured; provided, however, that with respect to the occurrence of an event described in clause (vii) above, the cure period will be available to the Management employee only with respect to the first occurrence of the same event. No act or failure to act on the Management employee’s part will be considered “willful” under the employment agreements unless it is done, or omitted to be done, by the Management employee in bad faith or without reasonable belief that the Management employee’s action or omission was in the best interests of the Company Group. Any act or failure to act based upon authority given pursuant to a resolution duly adopted by the Combined Company Board or based upon the advice of counsel for Medley Capital LLC will be conclusively presumed to be done, or omitted to be done, in good faith and in the best interests of the Company Group.

Definition of Market Level Compensation.    Under the employment agreements, “Market Level Compensation” is determined by the parties to the agreement. If the parties cannot reach agreement as to whether an offer is at least comparable in the aggregate to “Market Level Compensation”, the Combined Company Board or the Sierra/MDLY Company Board, as applicable, or its respective compensation committee, as applicable, shall engage an independent compensation consultant reasonably acceptable to the Management employee and familiar with the industry in which Medley Capital LLC operates to make such determination. The consultant shall, at a minimum, take the following considerations into account: qualifications and experience of the Management employee; the aggregate compensation paid to similarly situated persons performing similar tasks within Medley Capital LLC’s peer group (as reported in its most recent annual proxy statement); the performance of the Company Group relative to Medley Capital LLC’s peer group; and comparability data submitted by the Management employee. If the consultant provides a range, adjusted to reflect performance of Medley Capital LLC comparable to its peer group, and Medley Capital LLC proposes a compensation package that is at least the median level within that range, the comparability requirement shall be deemed satisfied.

Release of Claims.    In order to receive any of the payments or benefits described above, the employment agreements require the Management employee (or in the event of death or disability his beneficiary or legal representative, as applicable) to execute and deliver to Medley Capital LLC a General Release of Claims, substantially in the form attached to each employment agreement.

Restrictive Covenants.    The employment agreements impose restrictive covenants that prohibit a Management employee from competing with any member of the Company Group, or interfering with the customers or employees of any member of the Company Group while employed and for twelve months thereafter, and prohibit the Management employees from disparaging or disclosing the confidential information of any member of the Company Group indefinitely. Medley Capital LLC also agrees to instruct the Combined Company Board or the Sierra/MDLY Company Board, as applicable, and Medley Capital LLC’s Chief Executive Officer, President and Senior Executive Vice Presidents to not disparage the Management employee, and Medley Capital LLC will not be responsible for any damages suffered by the Management employee to the extent the Combined Company Board or the Sierra/MDLY Company Board, as applicable, provides such instruction and does not in any way explicitly contradict such instruction.

Indemnification and Insurance.    The employment agreements also provide for indemnification and insurance for each Management employee.

Lock-Up Period.    Each employment agreement also provides for a lock-up period of one-year beginning on the MDLY Merger Closing Date (the “Lock-Up Period”), during which the Management employee will not be permitted to Transfer (as defined below) any Sierra Common Stock the Management employee acquired pursuant to the Amended MDLY Merger Agreement (which shall include Sierra Common Stock issued in respect thereof as a result of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization) (the “Lock-Up Shares”) other than pursuant to a Permitted Transfer (as defined below). The employment agreements for Messrs. Allorto, Fredericks, Anderson, and C. Taube provide, however, that in the event of a termination by Medley Capital LLC without Cause or by the Management employee with Good Reason, the Lock-Up Period shall end as of the termination date. Sierra and its transfer agent are authorized to decline to make any Transfer of Lock-Up Shares if such Transfer would be impermissible during the Lock-Up Period and the Management employee agrees and consents to the entry of any such stop Transfer instructions with Sierra’s transfer agent and registrar against any such impermissible Transfer of Lock-Up Shares.

Under the employment agreements, the following terms have the meanings specified below:

•        “Transfer” means, with respect to Lock-Up Shares: (i) any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), pledge, encumbrance, grant of an option, hypothecation, mortgage, exchange, transfer or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of law), or agreement to do any of the foregoing, of any interest (legal or beneficial) in any Lock-Up Shares; (ii) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Sierra Common Stock or any securities convertible into or exercisable or exchangeable for Sierra Common Stock, or warrants or other rights to purchase Sierra Common Stock, whether any such transaction is to be settled by delivery of Sierra Common Stock or such other securities, in cash or otherwise; or (iii) any public announcement of an intention to effect any transaction specified in clause (i) or (ii); provided, however, that the term “Transfer” does not include any revocable proxy granted by the Management employee or a Permitted Transferee (as defined below) or any exercise of rights by an executor, administrator, trustee, committee, guardian, conservator or receiver of the Management employee or a Permitted Transferee, including the sale of Lock-Up Shares to pay any applicable estate taxes.

•        “Permitted Transfer” means any of the following: (a) the Transfer of any Lock-Up Shares to one or more Permitted Transferees; (b) the existence or creation of a testamentary power of appointment that may be exercised with respect to any Lock-Up Shares held by a trust; provided, however, that the Transfer of any Lock-Up Shares upon the exercise of a testamentary power of appointment to someone other than a Permitted Transferee shall not be a “Permitted Transfer” within the meaning of this paragraph (b) of this definition; or (c) any Transfer by will or pursuant to the laws of descent and distribution by any person meeting the definition of a Permitted Transferee.

•        “Permitted Transferee” means any of the following: (x) any immediate family member of the Management employee or any lineal descendant of any such immediate family member; and (y) any trust for the direct or indirect benefit of the Management employee or any immediate family member of the Management employee.

The Compensation Program

The executive compensation program described below reflects the existing compensation guidelines, goals, and principles of MDLY. Following the MDLY Merger Closing, the Combined Company or the Sierra/MDLY Company, as applicable, will establish a compensation committee, and the compensation committee will adopt an executive compensation program. That compensation program may be materially different from the MDLY compensation program described herein.

The MDLY executive compensation program is designed to provide a competitive compensation package weighted toward MDLY performance and aligned with the long-term interests of the MDLY Stockholders. A significant percentage of Management employees’ compensation will be in the form of performance-based awards. The MDLY executive compensation program will be both reflective of the strategic value of the individual’s position and designed to ensure long-term retention and motivation.

Goals of the Compensation Program

•        To attract, motivate, and retain exceptional Management employees who are critical to sustained long-term Medley Capital LLC performance and stockholder value.

•        To align the interests of Management employees with the long-term interests of MDLY Stockholders by tying a significant amount of Management employees’ compensation to the achievement of pre-established performance metrics related to MDLY’s business goals and financial performance.

•        To motivate Management employees to perform at the highest level to achieve MDLY’s financial and strategic goals.

Guiding Principles of the Compensation Philosophy

•        Pay for Performance.    MDLY will reward Management’s achievements by linking a significant portion of their compensation to MDLY’s financial performance. MDLY’s incentive compensation program will be measured by pre-established performance metrics that reflect strategic and operational objectives.

•        Competitive Pay.    The MDLY compensation program will be designed to recruit and retain top talent through the use of elements that are flexible and competitive with peers.

•        Aligned with Stockholders.    A significant portion of Management employees’ compensation will be in the form of at-risk performance-based cash bonuses and performance-based stock awards. The value of a Management employee’s equity-based award will fluctuate with the price of MDLY Common Stock, which will align the long-term interests of Management employees and MDLY Stockholders.

Annual bonuses are provided to align the goals and objectives of Management employees with those of MDLY, business units within MDLY and the expected goals and objectives of MDLY Stockholders, as applicable, and according to standards of good governance, ethical leadership, and the successful growth and well-being of MDLY. The award of any annual bonus will generally depend upon the satisfaction of personal and/or MDLY performance metrics, and following the MDLY Merger Closing will be determined by the Combined Company Board or the Sierra/MDLY Company, as applicable, or its respective compensation committee for the year.

The Executive Compensation Process

The executive compensation process described herein reflects the existing process and procedures of MDLY. That executive compensation process may be materially different from the MDLY executive compensation process. Following the MDLY Merger Closing, the Combined Company or the Sierra/MDLY Company, as applicable will establish a compensation committee, and the compensation committee will adopt an executive compensation process.

Role of the Compensation Committee.    The MDLY compensation committee is responsible for the oversight, establishment, implementation and administration of the MDLY executive compensation program. During the first quarter of each year, the compensation committee will make decisions with respect to incentive compensation earned based on the prior year’s performance and finalize performance metrics and target incentive compensation levels for the current year. Later in the year, the compensation committee will review materials relating to peer group composition and other information that forms the basis for future decisions. The compensation committee will endeavor to set compensation consistent with MDLY’s compensation philosophy and objectives and competitive with peers. The compensation committee will, in consultation with Management, periodically review and establish the compensation program for Management employees, including setting the performance metrics for performance-based incentives. In making compensation decisions, the compensation committee will consider a variety of factors, including, among other things, the experience, leadership, responsibility and performance of each Management employee, retention and industry competitiveness. While the compensation committee will consult with Management and its independent compensation consultant in making its decisions, final authority for the establishment of the executive compensation program and performance objectives will rest solely with the compensation committee.

Role of Management.    In the course of determining Management employees’ compensation, the compensation committee will solicit input from Management from time to time. The compensation committee believes this input will be valuable because of Management’s comprehensive knowledge of MDLY’s business, operations and financial and strategic goals. The Chief Executive Officer, in coordination with the Chief Financial Officer and other members of Management, (i) provide data, analysis and recommendations to the compensation committee regarding MDLY’s executive compensation programs and policies, (ii) annually evaluate the performance of Management employees (other than themselves) based on each individual’s performance, length of service, experience, level of responsibility and achievement of MDLY’s goals and (iii) propose to the compensation committee the performance metrics to be used to determine target awards under performance-based incentive programs. The compensation committee, however, retains authority to determine all elements of Management employees’ compensation. MDLY’s Management employees and human resources department will support the compensation committee in its duties, and the compensation committee from time to time may delegate to Management and the human resources department certain administrative duties.

Role of Compensation Consultant.    The compensation committee will engage a nationally recognized compensation consultant to provide and review market data with respect to publicly traded companies similar in size and industry to MDLY regarding Management employees’ compensation and non-employee director compensation. The compensation consultant will perform a comprehensive review of the executive compensation program and conduct market compensation comparisons for Management employees to assist the compensation committee in designing our executive compensation program. The compensation consultant will report directly to the compensation committee. The compensation committee and Management will work with the compensation consultant to develop an appropriate peer group of publicly traded companies. The compensation consultant will provide an independent review of Management and non-employee director compensation practices in our peer group, including an analysis of base salary and annual and long-term incentives.

In connection with the engagement of the compensation consultant, the compensation committee will consider and assess all relevant factors, including, but not limited to, those set forth in applicable SEC and NYSE rules that could give rise to a potential conflict of interest with respect to the compensation consultant.

Risk Assessment and Management

The compensation committee will design MDLY’s executive compensation program with a mix of fixed and variable incentive compensation and short-term and long-term incentives in order to mitigate any incentive for excess or short-term risk-taking by Management employees that could be detrimental to the long-term best interests of MDLY and the MDLY Stockholders.

Elements of the MDLY Compensation Program

Components of Compensation.    The MDLY executive compensation program is designed to be simple, competitive and link pay to performance. The MDLY executive compensation program consists of three components: base salary, performance-based cash awards and performance-based stock awards. Between 78% and 85% of the target compensation of MDLY Management employees, depending on the employee, will be performance based.

MDLY executive compensation program includes the following key elements:

•   Fixed cash compensation.

•   Reviewed annually and adjusted as appropriate, based on responsibility, performance, internal pay equity and competitive market.

•   At-risk performance-based cash compensation based on achievement of pre-established performance goals.

•   At-risk performance-based equity compensation based on achievement of pre-established performance goals.

•   Initially granted as RSUs.

•   Provides a fixed source of income to attract and retain Management with proven skills and leadership abilities.

•   To motivate and reward Management to achieve performance objectives that are key to our annual financial and strategic goals.

•   To motivate and reward Management for focusing on sustained long-term growth and increasing MDLY stockholder value.

•   Enhances retention of key talent.

•   Aligns compensation to MDLY stockholder value and stock price appreciation.

The MDLY executive compensation program will include both fixed components (base salary and benefits) and variable components (short- and long-term incentive awards). Variable components are directly tied to financial performance. MDLY believes this mix of components will be appropriate for Management because it incentivizes them to focus on both short- and long-term success and aligns their interests with those of MDLY Stockholders. MDLY also believes that this mix will be consistent with companies in its peer group. The Combined Company or the Sierra/MDLY Company, as applicable, will strive to achieve an appropriate balance among the elements of its compensation program to meet its objectives and philosophy, but will not apply any set formula in allocating executive compensation.

Base Salary.    MDLY will provide base salaries to Management to compensate them for performing day-to-day responsibilities and to provide competitive fixed pay to balance at-risk compensation, which will be a substantial part of Management’s compensation. Base salary is intended to provide a fundamental level of compensation such that a Management employee does not feel pressured to take unnecessary or excessive risks or overly focus on the price of MDLY Common Stock. In setting the base salaries of Management, MDLY will consider, among other factors, the scope of the individual’s responsibilities, experience, individual performance, labor market conditions, competitive market salary levels and overall mix of compensation elements. MDLY will review base salaries no less than annually, usually in the first quarter of each year, and take into consideration market data provided by an independent compensation consultant, internal pay equity among Management and the overall mix of compensation elements.

See “Employment Agreements with Management” above for more information.

Performance-Based Incentive Compensation.    MDLY will provide Management with annual performance-based incentive opportunity designed to reward achievement of performance goals measured over the current fiscal year. Generally, each Management employee will be eligible to receive each year a short-term incentive paid in cash and a long-term incentive in the form of an equity award, each paid after the end of the year. The compensation committee will establish a target performance and other objectives for each year, in consultation with Management. Incentive award opportunities will be tied to the achievement of pre-determined financial performance targets that are directly related to MDLY’s financial and strategic goals for the year. MDLY will, after considering the recommendations of Management, set annual financial performance targets for the year. Actual compensation for a Management employee may be above or below target, based on the degree to which the performance metrics are met. A Management employee generally must remain employed through the payment date to be eligible for any cash bonus or equity award. Termination of employment for any reason prior to the actual payment date generally results in forfeiture or proration of the bonus or award.

Generally, a substantial component of the executive compensation program consists of rewards for long-term growth and enhancement of stockholder value through the use of equity awards. MDLY believes that long-term incentive compensation will be an effective way to retain a strong Management team and provide them with incentives to focus on MDLY’s long-term success, aligning their interests with the long-term interests of MDLY Stockholders.

The Sierra Incentive Plan provides for grants of stock options, restricted stock, restricted stock units, other stock-based awards and performance compensation awards. This range of available equity awards will provide the Combined Company or the Sierra/MDLY Company, as applicable, the flexibility to grant appropriate types of awards under different circumstances, depending on our needs and objectives over time.

Other Compensation and Policies

Retirement Benefits

MDLY maintains a qualified defined contribution plan that is intended to qualify as a salary deferral arrangement under Section 401(k) of the Code. The plan covers all employees, including MDLY’s named executive officers, who may contribute up to 96% of their eligible compensation, subject to statutory limits imposed by the Code. MDLY is also permitted to provide for, but MDLY currently does not provide any, matching contributions. In addition, MDLY makes safe harbor non-elective contributions under the 401(k) plan equal to 3% of each employee’s eligible compensation, subject to statutory limits imposed by the Code.

Non-Qualified Deferred Compensation

MDLY does not provide any deferred compensation programs or benefits for its Management, but the compensation committee of the Combined Company or the Sierra/MDLY Company, as applicable, may elect to do so in the future.

Executive Benefits and Perquisites

Management employees are eligible to participate in the same group health, life and disability insurance plans that MDLY makes available to all employees.

Post-Termination Compensation

Management employees generally are entitled to certain payments in the event of a Management employee’s death, disability, termination of employment by MDLY without “Cause,” termination of a Management employee for “Good Reason” or termination of a Management employee due to MDLY providing notice that it is not renewing a Management employee’s employment agreement, unless the Combined Company or the Sierra/MDLY Company, as applicable, has offered to renew the employment agreement on terms that are at least comparable in the aggregate to Market Level Compensation.

See “Employment Agreements with Management” above for more information.

Equity Grant Practices

MDLY’s practice will be to grant equity awards to Management during the first quarter of each year. MDLY will not engage in the practice of timing grants with the release of non-public information.

Tax Considerations

Section 162(m) of the Code generally limits the deductibility of compensation paid to a public company’s chief executive officer, chief financial officer and the three other most highly compensated executive officers to $1 million during any fiscal year. Compensation paid to our covered Management employees in excess of $1 million will not be deductible (except for any grandfathered arrangement). The Combined Company or the Sierra/MDLY Company, as applicable, believes, however, that its primary responsibility will be to provide a compensation program that attracts, retains and rewards Management as necessary for the Combined Company’s or the Sierra/MDLY Company’s, as applicable, success. The Combined Company or the Sierra/MDLY Company, as applicable, believes that the total compensation program for its executive officers should be managed in accordance with the objectives of the MDLY’s compensation philosophy and in the best overall interests of MDLY Stockholders. MDLY will consider deductibility to be only one factor in determining executive compensation, and will maintain the flexibility to award compensation that MDLY determines to be consistent with the objectives of our executive compensation program, even if the awards are not fully tax deductible.

Tax Gross-Ups

MDLY does not provide tax gross-ups for perquisites provided to Management.

REGULATION OF THE COMBINED COMPANY OR THE SIERRA/MDLY COMPANY, AS APPLICABLE

If the Mergers are successfully consummated, the Combined Company, as the surviving company in the MCC Merger, would have elected to be regulated as a BDC under the Investment Company Act and have also elected, and intends to qualify annually, to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. If the MDLY Merger is successfully consummated and the MCC Merger is not consummated, the Sierra/MDLY Company would have elected to be regulated as a BDC under the Investment Company Act and have also elected, and intend to qualify annually, to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code.

BDCs are closed-end management investment companies that elect to be regulated as BDCs under the Investment Company Act. As such, BDCs are subject to only certain provisions of the Investment Company Act. BDCs are provided greater flexibility under the Investment Company Act than are other investment companies in dealing with their portfolio companies, issuing securities, and compensating their managers. BDCs can be internally or externally managed and may qualify to elect to be taxed as RICs for U.S. federal income tax purposes. The Investment Company Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters, and affiliates of those affiliates or underwriters. The Investment Company Act requires that a majority of a BDC’s directors be persons other than “interested persons,” as that term is defined in the Investment Company Act. In addition, the Investment Company Act provides that a BDC may not change the nature of its business so as to cease to be, or withdraw its election as, a BDC unless approved by a majority of its outstanding voting securities.

The Investment Company Act defines “a majority of the outstanding voting securities” as the lesser of: (1) 67% or more of the voting securities present at a meeting if the holders of more than 50% of the outstanding voting securities are present or represented by proxy or (2) more than 50% of the voting securities.

The Combined Company or the Sierra/MDLY Company, as applicable, will generally not be able to issue and sell the Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, at a price below NAV per share. The Combined Company or the Sierra/MDLY Company, as applicable, may, however, sell the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, or warrants, options, or rights to acquire the Combined Company Common Stock or the Sierra/MDLY Company Common Stock, as applicable, at a price below the then-current NAV of the Combined Company Common Stock or the Sierra Common Stock, as applicable, if the Combined Company Board or the Sierra/MDLY Company Board, as applicable, determines that such sale is in its best interests and the best interests of the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable, and the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable, approve such sale. In addition, the Combined Company or the Sierra/MDLY Company, as applicable, may generally issue new shares of the Combined Company Common Stock or Sierra/MDLY Company Common Stock, as applicable, at a price below NAV in rights offerings to its existing stockholders, in payment of dividends, and in certain other limited circumstances.

As a BDC, the Combined Company or the Sierra/MDLY Company, as applicable, would be required to meet a coverage ratio of the value of total assets to senior securities, which include all of its borrowings and any preferred stock it may issue in the future, of at least 200%. The Combined Company or the Sierra/MDLY Company, as applicable, may also be prohibited under the Investment Company Act from knowingly participating in certain transactions with its affiliates without the prior approval of the Combined Company Board or the Sierra/MDLY Company Board, as applicable, who are not interested persons and, in some cases, prior approval by the SEC.

The SBCA modifies the required asset coverage ratio from 200% to 150%. Under the Investment Company Act, the Combined Company or the Sierra/MDLY Company, as applicable, would be allowed to increase its leverage capacity if stockholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so. If the Combined Company or the Sierra/MDLY Company, as applicable, receives stockholder approval, the Combined Company or the Sierra/MDLY Company, as applicable, would be allowed to increase its leverage capacity on the first day after such approval. Alternatively, the Investment Company Act allows the majority of independent directors to approve an increase in leverage capacity, and such approval would become effective after one year. In either case, the Combined Company or the Sierra/MDLY Company, as applicable, would be required to make certain disclosures on its website and in SEC filings regarding, among other things, the receipt of approval to increase its leverage, its leverage capacity and usage, and risks related to leverage.

The SBCA also instructs the SEC to issue rules or amendments to rules allowing BDCs to use the same securities offering and proxy rules that available to operating companies, including, among other things, allowing BDCs to incorporate by reference in registration statements filed with the SEC and allow certain BDCs to file shelf registration statements that are automatically effective and take advantage of other benefits available to “well-known seasoned issuers” as defined in rules promulgated under the Securities Act. On March 20, 2019, the SEC proposed rule amendments to implement certain provisions of the SBCA; however, as of the date of this Amended Joint Proxy Statement/Prospectus, it is not known when the proposed rules relating to this legislation will be implemented.

The Combined Company or the Sierra/MDLY Company, as applicable, may invest up to 100% of its assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, the Combined Company or the Sierra/MDLY Company, as applicable, may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. The Combined Company or the Sierra/MDLY Company, as applicable, does not intend to acquire securities issued by any investment company that exceed the limits imposed by the Investment Company Act.

BDC Regulation: Qualifying Assets

Under the Investment Company Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the Investment Company Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the BDC’s total assets. As discussed in greater detail below, the Investment Company Act defines qualifying assets as principally including certain investments by a BDC in eligible portfolio companies. An eligible portfolio company is defined under the Investment Company Act as any issuer which:

1.      is organized under the laws of, and has its principal place of business in, the United States;

2.      is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the Investment Company Act; and

3.      satisfies any of the following:

a.      does not have any class of securities that is traded on a national securities exchange;

b.      has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

c.      is controlled by a BDC, either alone or as part of a group acting together, and the BDC has an affiliated person who is a director of the eligible portfolio company; or

d.      is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

As relevant to the Combined Company’s or the Sierra/MDLY Company’s, as applicable, proposed business, the principal categories of qualifying assets under the Investment Company Act are the following:

4.      Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC.

5.      Securities of any eligible portfolio company that the Combined Company or the Sierra/MDLY Company, as applicable, controls.

6.      Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

7.      Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and the Combined Company or the Sierra/MDLY Company, as applicable, already owned at least 60% of the outstanding equity of the eligible portfolio company.

8.      Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

9.      Cash, cash equivalents, U.S. government securities, or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the United States and be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

The Combined Company or the Sierra/MDLY Company, as applicable, may accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

BDC Regulation: Control and Managerial Assistance to Portfolio Companies

BDCs generally must offer to make available to the issuer of the securities significant managerial assistance, except in circumstances where either (i) the BDC controls such issuer of securities or (ii) the BDC purchases such securities in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance. Making available managerial assistance includes any arrangement whereby the BDC, through its directors, officers, or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Exemptive Relief

The MCC Merger and the MDLY Merger are conditioned on Sierra, MCC, MDLY, and certain of their affiliates receiving exemptive relief from the SEC from Sections 12(d)(3) and 60 of the Investment Company Act because, in connection with the MDLY Merger, MDLY, a registered investment adviser, will be become a wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable. In connection therewith, the Companies and certain of its affiliates have submitted an exemptive application to the SEC. For more information, see “Regulatory Approvals Required for the Mergers.”

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, the Combined Company’s or the Sierra/MDLY Company’s, as applicable, investments may consist of cash, cash equivalents, U.S. government securities, or high-quality debt securities maturing in one year or less from the time of investment so that 70% of its total assets are qualifying assets. Typically, the Combined Company or the Sierra/MDLY Company, as applicable, intends to invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as the Combined Company or the Sierra/MDLY Company, as applicable, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, assets that may be invested in such repurchase agreements. However, if more than 25% of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, total assets constitute repurchase agreements from a single counterparty, the Combined Company or the Sierra/MDLY Company, as applicable, may not meet the diversification requirements in order to qualify to be taxed as a RIC for U.S. federal income tax purposes. Thus, the Combined Company or the Sierra/MDLY Company, as applicable, does not intend to enter into repurchase agreements with a single counterparty in excess of this limit. The Combined Company or the Sierra/MDLY Company, as applicable, expects that MCC Advisors will monitor the creditworthiness of the counterparties with which the Combined Company or the Sierra/MDLY Company, as applicable, enters into repurchase agreement transactions.

Senior Securities

The Combined Company or the Sierra/MDLY Company, as applicable, will be permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to its common stock if its asset coverage, as defined in the Investment Company Act, is at least equal to 200% (or 150% if certain requirements as outlined above are met) immediately after each such issuance. In addition, while any senior securities remain outstanding, the Combined Company or the Sierra/MDLY Company, as applicable, would be prohibited from making any distribution to its stockholders or the repurchase of such securities or shares unless the Combined Company or the Sierra/MDLY Company, as applicable, met the applicable asset coverage ratios at the time of the distribution or repurchase. The Combined Company or the Sierra/MDLY Company, as applicable, may also borrow amounts up to 5% of the value of its total assets for temporary or emergency purposes without regard to asset coverage.

For purposes of the asset coverage ratio test applicable to the Combined Company or the Sierra/MDLY Company, as applicable, in each case, as a BDC, the Combined Company or the Sierra/MDLY Company, as applicable, intends to treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Arbor under the TRS, as a senior security for the life of that instrument. The Combined Company or the Sierra/MDLY Company, as applicable, may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Code of Ethics

The Combined Company or the Sierra/MDLY Company, as applicable, will maintain the code of ethics adopted by Sierra pursuant to Rule 17j-1 under the Investment Company Act, which the Combined Company or the Sierra/MDLY Company, as applicable, will call its “Code of Business Conduct and Ethics”, that establishes procedures for personal investments and restricts certain personal securities transactions. The Code of Business Conduct and Ethics would apply to the Combined Company’s or the Sierra/MDLY Company’s, as applicable, directors, officers and employees. Persons subject to the Code of Business Conduct and Ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Combined Company or the Sierra/MDLY Company, as applicable, so long as such investments are made in accordance with the Code of Business Conduct and Ethics’ requirements. The Code of Business Conduct and Ethics is attached as Appendix L to this Amended Joint Proxy Statement/Prospectus. In addition, the Code of Business Conduct and Ethics is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov. You may also obtain copies of the Code of Business Conduct and Ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Compliance Policies and Procedures

The Combined Company or the Sierra/MDLY Company, as applicable, and MCC Advisors will adopt written compliance policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. The Combined Company’s or the Sierra/MDLY Company’s, as applicable, Chief Compliance Officer will be responsible for administering its compliance policies and procedures and MCC Advisors’ Chief Compliance Officer will be responsible for administering the compliance policies and procedures for MCC Advisors.

Proxy Voting Policies and Procedures

The Combined Company or the Sierra/MDLY Company, as applicable, will delegate its proxy voting responsibility to MCC Advisors. MCC Advisors will vote proxies according to the Combined Company’s or the Sierra/MDLY Company’s, as applicable, proxy voting policies and procedures which are set forth below. These policies and procedures are reviewed periodically by MCC Advisors, as well as the Combined Company Board or the Sierra/MDLY Company Board, as applicable, and, accordingly, are subject to change.

As an investment adviser registered with the SEC under the Advisers Act, MCC Advisors has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, MCC Advisors recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. MCC Advisors’ policies and procedures for voting proxies for its investment advisory clients are intended to comply with Section 206 of the Advisers Act and Rule 206(4)-6 thereunder.

MCC Advisors will vote proxies relating to the Combined Company’s or the Sierra/MDLY Company’s, as applicable, securities in a manner that it believes, in its discretion, to be in the best interest of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, stockholders. MCC Advisors will review on a case-by-case basis each proposal submitted for a stockholder vote taking into account relevant factors, including: (1) the impact on the value of the securities; (2) the anticipated costs and benefits associated with the proposal; (3) the effect on liquidity; and (4) customary industry and business practices. Although MCC Advisors will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of MCC Advisors are made by its portfolio managers and investment professionals under the supervision of MCC Advisors legal/compliance department. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) the recommended vote be approved by a member of MCC Advisors’ legal/compliance department prior to being submitted to the custodian; (b) associates involved in the decision making process or vote administration are prohibited from revealing how MCC Advisors intends to vote on a proposal in order to reduce any attempted influence from interested parties; and (c) where a material conflict of interest exists, the Chief Compliance Officer designate an individual or group who can impartially help decide how to resolve such conflict.

Securities Exchange Act and Sarbanes-Oxley Act

The Combined Company or the Sierra/MDLY Company, as applicable, will be subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, the Combined Company or the Sierra/MDLY Company, as applicable, will be subject to the Sarbanes-Oxley Act of 2002, which imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements will affect the Combined Company or the Sierra/MDLY Company, as applicable. For example:

•        pursuant to Rule 13a-14 of the Exchange Act, the Combined Company’s or the Sierra/MDLY Company’s, as applicable, Chief Executive Officer and Chief Financial Officer will be required to certify the accuracy of the financial statements contained in its periodic reports;

•        pursuant to Item 307 of Regulation S-K, the Combined Company’s or the Sierra/MDLY Company’s, as applicable, periodic reports will be required to disclose its conclusions about the effectiveness of its disclosure controls and procedures;

•        pursuant to Rule 13a-15 of the Exchange Act, the Combined Company’s or the Sierra/MDLY Company’s, as applicable, management will be required to prepare a report regarding its assessment of its internal control over financial reporting; and

•        pursuant to Item 308 of Regulation S-K and Rule 13a-15 of the Exchange Act, the Combined Company’s or the Sierra/MDLY Company’s, as applicable, periodic reports will be required to disclose whether there were significant changes in its internal control over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act will require the Combined Company or the Sierra/MDLY Company, as applicable, to review its policies and procedures to determine whether it complies with the Sarbanes-Oxley Act and its regulations. The Combined Company or the Sierra/MDLY Company, as applicable, intends to monitor its compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that it is in compliance.

Other

The Combined Company or the Sierra/MDLY Company, as applicable, is required to provide and maintain a bond issued by a reputable fidelity insurance company to protect it against larceny and embezzlement.

CUSTODIAN, TRANSFER AGENT AND DIVIDEND PAYING AGENT AND REGISTRAR OF SIERRA

Sierra’s securities are held under a custody agreement by State Street Bank and Trust Co. N.A. Boston. The address of the custodian is 570 Washington Blvd, 5th Floor, Jersey City, NJ 07310. DST Systems, Inc. acts as Sierra’s transfer agent, distribution paying agent and registrar. The principal business address of Sierra’s transfer agent is P.O. Box 219312, Kansas City, Missouri 64121-9312, telephone number: (816) 435-1000.

CUSTODIAN AND TRANSFER AGENT OF MCC

U.S. Bank National Association provides custodian services to MCC pursuant to a custodian services agreement. The principal business address of U.S. Bank National Association is One Federal Street, Boston, Massachusetts 02110. American Stock Transfer & Trust Company provides transfer agency and distribution paying agency services to MCC under a transfer agency agreement and a distribution paying agent agreement, respectively. The address of American Stock Transfer & Trust Company is 6201 15th Avenue, Brooklyn, New York, 11219.

TRANSFER AGENT AND REGISTRAR OF MDLY

American Stock Transfer & Trust Company provides transfer agency services to MDLY under a transfer agency agreement. The address of American Stock Transfer & Trust Company is 6201 15th Avenue, Brooklyn, New York, 11219.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Sierra

Since Sierra will generally acquire and dispose of its investments in privately negotiated transactions, Sierra will infrequently use broker-dealers in the normal course of its business. Subject to policies established by the Sierra Board, SIC Advisors will be primarily responsible for the execution of the publicly traded securities portion of its portfolio transactions and the allocation of brokerage commissions. SIC Advisors does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for Sierra, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While SIC Advisors generally will seek reasonably competitive trade execution costs, Sierra will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, SIC Advisors may select a broker-dealer based partly upon brokerage or research services provided to it and Sierra and any other clients. In return for such services, Sierra may pay a higher commission than other broker-dealers would charge if SIC Advisors determines in good faith that such commission is reasonable in relation to the services provided.

MCC

Since MCC will generally acquire and dispose of its investments in privately negotiated transactions, MCC will infrequently use broker-dealers in the normal course of its business. Subject to policies established by the MCC Board, MCC Advisors will be primarily responsible for the execution of the publicly traded securities portion of its portfolio transactions and the allocation of brokerage commissions. MCC Advisors does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for MCC, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While MCC Advisors generally will seek reasonably competitive trade execution costs, MCC will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, MCC Advisors may select a broker based partly upon brokerage or research services provided to it and MCC and any other clients. In return for such services, MCC may pay a higher commission than other broker-dealers would charge if MCC Advisors determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

The legality of Sierra Common Stock to be issued pursuant to the Mergers will be passed upon for Sierra by Eversheds Sutherland (US) LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of Sierra at December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, included in this Amended Joint Proxy Statement/Prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of MCC at September 30, 2018 and 2017, and for each of the three years in the period ended September 30, 2018, included in this Amended Joint Proxy Statement/Prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

RSM US LLP, independent registered public accounting firm, has audited the consolidated financial statements of MDLY as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018. MDLY has included the consolidated financial statements in this Amended Joint Proxy Statement/Prospectus and elsewhere in the registration statement in reliance on RSM US LLP’s reports, given on their authority as experts in accounting and auditing.

APPRAISAL RIGHTS OF MDLY STOCKHOLDERS

General

The following discussion summarizes the material terms of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is referred to as Section 262 herein and which is attached to this Amended Joint Proxy Statement/Prospectus as Appendix K. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Stockholders of a Delaware corporation that is proposing to merge with another entity are sometimes entitled under Section 262 to what are known as appraisal rights in connection with the proposed merger. Such rights generally confer on stockholders who oppose a merger or the consideration to be received in a merger, and who comply with the applicable statutory procedures to perfect and preserve their appraisal rights, the right to receive, in lieu of the consideration being offered in the merger, the “fair value” of their shares in cash as determined in a judicial appraisal proceeding. The Delaware Supreme Court has stated that the determination of fair value requires consideration of all relevant factors involving the value of a company, and that proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court should be considered. Elements of future value, including the nature of the enterprise, that are known or susceptible of proof as of the date of the merger and not the product of speculation may be considered, but any element of value arising from the accomplishment or expectation of the merger will not be considered.

If the MDLY Merger is consummated, under Section 262, holders of record of shares of MDLY Common Stock who do not vote in favor of, or consent in writing to, the adoption of the MDLY Merger Agreement, who properly demand appraisal of their shares, who do not fail to perfect, effectively withdraw, or otherwise lose their right to appraisal and who otherwise comply with the requirements for perfecting and preserving their appraisal rights under Section 262 will be entitled to receive, in lieu of the consideration being offered in the MDLY Merger, payment in cash for the fair value of their shares of MDLY Common Stock (as of the effective time of the MDLY Merger exclusive of any element of value arising from the accomplishment or expectation of the MDLY Merger) as determined by the Delaware Court of Chancery in an appraisal proceeding, together with interest to be paid on the amount determined to be fair value, if any, as determined by the Delaware Court of Chancery. MDLY Stockholders electing to exercise appraisal rights must strictly comply with the provisions of Section 262 in order to perfect and preserve their rights. Failure to strictly comply with the procedures specified in Section 262 in a timely and proper manner will result in the loss of appraisal rights under the DGCL.

All references in Section 262 and in this summary to a “stockholder” or “MDLY Stockholders” are to the record holder of shares of MDLY Common Stock. A person having a beneficial interest in shares of MDLY Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below in a timely manner to perfect appraisal rights.

Under Section 262, where a merger agreement is submitted for adoption at a meeting of stockholders as in the case of the adoption of the MDLY Merger Agreement, the corporation, not less than 20 days prior to such meeting, must notify each stockholder who was a stockholder of record for notice of such meeting that appraisal rights are available and include in the notice a copy of Section 262. This Amended Joint Proxy Statement/Prospectus constitutes the required notice, and a copy of Section 262 is attached to this Amended Joint Proxy Statement/Prospectus as Appendix K.

Any MDLY Stockholder who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review carefully the following discussion and Appendix K to this Amended Joint Proxy Statement/Prospectus. Failure to strictly comply with the procedures specified in Section 262 timely and properly will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, MDLY believes that MDLY Stockholders who wish to consider exercising such appraisal rights should seek the advice of counsel. A MDLY Stockholder who effectively withdraws or loses (through failure to perfect or otherwise) his, her or its appraisal rights will be entitled to receive the MDLY Merger Consideration as provided for herein and in the MDLY Merger Agreement.

How to Exercise and Perfect Your Appraisal Rights

MDLY Stockholders wishing to exercise the right to demand an appraisal under Section 262 must satisfy each of the following conditions:

•        you must not vote in favor of, or consent to, the adoption of the MDLY Merger Agreement. Because a proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the MDLY Merger Agreement, and it will result in the submitting MDLY Stockholder losing the right of appraisal and will effectively nullify any previously delivered written demand for appraisal of such MDLY Stockholder’s shares of MDLY Common Stock. Therefore, a MDLY Stockholder who votes by proxy and wishes to exercise its appraisal rights must vote against the adoption of the MDLY Merger Agreement or abstain from voting its shares of MDLY Common Stock;

•        you must deliver to MDLY (at the address set forth below) a written demand for appraisal of your shares of MDLY Common Stock before the vote on the adoption of the MDLY Merger Agreement at the MDLY Special Meeting; and

•        you must continuously hold the shares of MDLY Common Stock from the date of making the demand through the MDLY Merger Effective Time. A MDLY Stockholder will lose its appraisal rights if the MDLY Stockholder transfers the shares of MDLY Common Stock before the MDLY Merger Effective Time.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the MDLY Merger Agreement will not constitute a written demand for appraisal as required by Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote. The demand must reasonably inform MDLY of the identity of the MDLY Stockholder as well as the intention of the MDLY Stockholder to demand an appraisal of the shares of MDLY Common Stock held by such MDLY Stockholder. A MDLY Stockholder’s failure to deliver the written demand to MDLY prior to the taking of the vote on the adoption of the MDLY Merger Agreement at the MDLY Special Meeting will result in such MDLY Stockholder losing such MDLY Stockholder’s appraisal rights.

Who May Exercise Appraisal Rights

Only a holder of record of shares of MDLY Common Stock is entitled to demand an appraisal of the shares of MDLY Common Stock registered in such MDLY Stockholder’s name. A demand for appraisal must be executed by or on behalf of the MDLY Stockholder of record. The demand should set forth, fully and correctly, the MDLY Stockholder’s name as it appears on the stock certificates (or in the stock ledger). The demand must reasonably inform MDLY of the identity of the MDLY Stockholder and that the MDLY Stockholder intends to demand appraisal of his, her or its shares of MDLY Common Stock. Beneficial owners who do not also hold their shares of MDLY Common Stock of record may not directly make appraisal demands to MDLY. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of MDLY Common Stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of MDLY Common Stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of MDLY Common Stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of MDLY Common Stock as to which appraisal is sought. Where no number of shares of MDLY Common Stock is expressly mentioned, the demand will be presumed to cover all shares of MDLY Common Stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES OF MDLY COMMON STOCK IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES OF MDLY COMMON STOCK. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES OF MDLY COMMON STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE MDLY STOCKHOLDER OF RECORD TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of MDLY Common Stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a MDLY Stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in making the demand, such person is acting as agent for the record owner. If you hold shares of MDLY Common Stock through a broker who in turn holds the shares of MDLY Common Stock through a central securities depository nominee, a demand for appraisal of such shares of MDLY Common Stock must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262, you should mail or deliver a written demand to:

Medley Management Inc.

280 Park Ave, 6th Floor East

New York, NY 10017

(212) 759-0777

The Surviving Company’s Actions After Completion of the MDLY Merger

If the MDLY Merger is completed, the surviving company in the MDLY Merger (the “Surviving Company”) will give written notice that the MDLY Merger has become effective within ten days after the MDLY Merger Effective Time to each MDLY Stockholder that did not vote in favor of, or consent in writing to, the adoption of the MDLY Merger Agreement and delivered a written demand for appraisal in accordance with Section 262. Any MDLY Stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the per share MDLY Merger Consideration, without interest, by delivering a written withdrawal of the demand for appraisal to the Surviving Company, except that any attempt to withdraw made more than 60 days after the MDLY Merger Effective Time will require written approval of the Surviving Company. Within 120 days after the MDLY Merger Effective Time, but not later, any MDLY Stockholder that has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights or the Surviving Company may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Company in the case of a petition filed by an MDLY Stockholder, demanding a determination of the value of the shares of MDLY Common Stock held by all such MDLY Stockholders. The Surviving Company is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares of MDLY Common Stock appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the MDLY Merger Effective Time, any MDLY Stockholder that has complied with the provisions of Section 262 will be entitled to receive from the Surviving Company, upon written request, a statement setting forth the aggregate number of shares of MDLY Common Stock not voted in favor of the adoption of the MDLY Merger Agreement and with respect to which MDLY has received demands for appraisal, and the aggregate number of MDLY Stockholders of such shares of MDLY Common Stock. Upon receiving such a written request, the Surviving Company must mail the statement within ten days of receipt by the Surviving Company of the request or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. If you are the beneficial owner of shares of MDLY Common Stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the Surviving Company the statement described in this paragraph. If a petition for appraisal is not timely filed, then the right to appraisal will cease.

If a petition for an appraisal is timely filed by a holder of MDLY Common Stock who has properly perfected his, her or its appraisal rights in accordance with the provisions of Section 262, and a copy of the petition is delivered to the Surviving Company, the Surviving Company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares of MDLY Common Stock. The Delaware Court of Chancery will then determine which MDLY Stockholders have complied with the provisions of Section 262 and have become entitled to appraisal rights and may require the MDLY Stockholders demanding appraisal who hold certificated shares of MDLY Common Stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss the proceedings as to any MDLY Stockholder who fails to comply with this direction. With respect to the shares of MDLY Common Stock that are listed on a national securities exchange immediately prior to the MDLY Effective Time, the

Delaware Court of Chancery shall dismiss the proceedings as to all MDLY Stockholders of such shares of MDLY Common Stock who are otherwise entitled to appraisal rights in connection with the MDLY Merger unless (i) the total number of shares of MDLY Common Stock entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, or (ii) the value of the MDLY Merger Consideration provided in the MDLY Merger for such total number of shares of MDLY Common Stock exceeds $1 million.

Determination of Fair Value

Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of MDLY Common Stock owned by such MDLY Stockholders in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of MDLY Common Stock at the MDLY Merger Effective Time held by all MDLY Stockholders who have properly perfected appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the MDLY Merger. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such fair value, with interest thereon, if any, to the MDLY Stockholders entitled to receive the same, upon surrender by such MDLY Stockholders of their stock certificates or, in the case of book-entry shares of MDLY Common Stock, forthwith. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the MDLY Merger Effective Time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the MDLY Merger Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in Section 262 only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time.

In determining the fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy.

MDLY Stockholders considering seeking appraisal should be aware that the fair value of their shares of MDLY Common Stock as so determined could be more than, the same as or less than the consideration they would receive pursuant to the MDLY Merger Agreement if they did not seek appraisal of their shares of MDLY Common Stock and that an opinion as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262. No representation is made as to the outcome of the appraisal of fair value of your shares of MDLY Common Stock as determined under Section 262 could be greater than, the same as, or less than the value of the per share MDLY Merger Consideration. MDLY does not anticipate offering more than the per share MDLY Merger Consideration to any MDLY Stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of MDLY Common Stock is less than the value of the per share MDLY Merger Consideration.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Delaware Court of Chancery deems to be equitable under the circumstances. However, costs do not include attorneys’ and expert witness fees. Each MDLY Stockholder is responsible for its own attorneys’ and expert witnesses’ expenses, although, upon application of a MDLY Stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any MDLY Stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of MDLY Common Stock entitled to appraisal.

Any MDLY Stockholder that has duly demanded an appraisal in compliance with Section 262 will not, after the MDLY Merger Effective Time, be entitled to vote the shares of MDLY Common Stock subject to that demand for any purpose or receive any dividends or other distributions on those shares of MDLY Common Stock, except dividends or other distributions payable to holders of record of shares of MDLY Common Stock as of a record date prior to the MDLY Merger Effective Time.

Any MDLY Stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the per share MDLY Merger Consideration by delivering a written withdrawal of the demand for appraisal to the Surviving Company, except that any attempt to withdraw made more than 60 days after the MDLY Merger Effective Time will require written approval of the Surviving Company. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any MDLY Stockholder without the approval of the Delaware Court of Chancery and such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any MDLY Stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such MDLY Stockholder’s demand for appraisal and to accept the terms offered in the MDLY Merger Agreement within 60 days after the MDLY Merger Effective Time. If you fail to perfect, effectively withdraw or otherwise lose the right to appraisal, your shares of MDLY Common Stock will be converted into the right to receive the per share MDLY Merger Consideration, without interest thereon, less any withholding taxes in accordance with the MDLY Merger Agreement.

Failure to follow the steps required by Section 262 for perfecting appraisal rights will result in the loss of appraisal rights. In that event, you will be entitled to receive the per share MDLY Merger Consideration for your shares of MDLY Common Stock in accordance with the MDLY Merger Agreement. In view of the complexity of the provisions of Section 262, if you are an MDLY Stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262, THE DGCL WILL GOVERN.

OTHER MATTERS

Sierra

Under MGCL and the Sierra Bylaws, the only matters that may be acted on at a special meeting of stockholders are those stated in the notice of special meeting. Accordingly, other than procedural matters relating to the proposals, no other business may properly come before the Sierra Special Meeting. Should any procedural matter requiring a vote of stockholders arise, it is the intention of the persons named in the proxy to vote in accordance with their discretion on such procedural matters. No matters other than the matters described in this Amended Joint Proxy Statement/Prospectus are anticipated to be presented for action at the Sierra Special Meeting or at any adjournment or postponement of the Sierra Special Meeting.

MCC

Under DGCL and the MCC Bylaws, the only matters that may be acted on at a special meeting of stockholders are those stated in the notice of special meeting. Accordingly, other than procedural matters relating to the proposals, no other business may properly come before the MCC Special Meeting. Should any procedural matter requiring a vote of stockholders arise, it is the intention of the persons named in the proxy to vote in accordance with their discretion on such procedural matters. No matters other than the matters described in this document are anticipated to be presented for action at the MCC Special Meeting or at any adjournment or postponement of the MCC Special Meeting.

MDLY

Under the MDLY Bylaws, only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to MDLY’s notice of meeting. MDLY will transact no other business at the MDLY Special Meeting except such business as may properly be brought before the MDLY Special Meeting or any adjournment or postponement thereof and included in the notice of the MDLY Special Meeting or an adjournment or postponement thereof.

STOCKHOLDER NOMINATIONS AND PROPOSALS FOR THE 2020 ANNUAL MEETING

Sierra

If the Mergers are or the MDLY Merger is successfully consummated, the following would apply to the Combined Company or the Sierra/MDLY Company.

The Sierra Bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Sierra Board and the proposal of business to be considered by Sierra Stockholders may be made only (a) pursuant to Sierra’s notice of the meeting, (b) by the Sierra Board or (c) by a Sierra Stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the Sierra Bylaws. With respect to Sierra Special Meetings, only the business specified in its notice of the meeting may be brought before the meeting. Nominations of persons for election to the Sierra Board at a Sierra Special Meeting may be made only (a) pursuant to its notice of the meeting, (b) by the Sierra Board or (c) provided that the Sierra Board has determined that directors will be elected at the meeting, by a Sierra Stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Sierra Bylaws.

The purpose of requiring the Sierra Stockholders to give Sierra advance notice of nominations and other business is to afford the Sierra Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Sierra Board, to inform Sierra Stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of Sierra Stockholders. Although the Sierra Bylaws do not give the Sierra Board any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Sierra and Sierra Stockholders.

Sierra currently expects that the 2020 Annual Meeting of Stockholders will be held in June 2020. Sierra will consider for inclusion in its proxy materials for the 2020 Annual Meeting of Stockholders, stockholder proposals that are received at its executive offices, in writing, no later than 5:00 P.M. (Eastern Time) on January 1, 2020, and that comply with all applicable requirements of Rule 14a-8 promulgated under the Exchange Act.

Any Sierra Stockholder who wishes to propose a nominee to the Sierra Board or propose any other business to be considered by the Sierra Stockholders (other than a stockholder proposal to be included in Sierra’s proxy materials pursuant to Rule 14a-8 of the Exchange Act) must comply with the advance notice provisions and other requirements of the Sierra Bylaws. A Sierra Stockholder who intends to present a proposal at the next annual meeting, including the nomination of a director, must submit the proposal in writing, pursuant to the provision to the Sierra Bylaws, to Richard T. Allorto, Jr., Secretary, Sierra Income Corporation, 280 Park Avenue, 6th Floor East, New York, New York 10017, and the proposal should be received by Sierra no later than January 31, 2020 and no earlier than January 1, 2020. In the event that the date of the mailing of the notice of the 2020 Annual Meeting of Stockholders is advanced or delayed by more than thirty (30) days from the first anniversary of the mailing of the notice of the 2019 Annual Meeting of Stockholders, a timely notice by the stockholder must be delivered no earlier than 120 days prior to the first anniversary of the notice of mailing for this Meeting and not later than the close of business on the later of (i) the 90th day prior to the date of mailing of the notice for this Meeting or (ii) the tenth day following the day on which public announcement of the date of mailing of the notice for the 2020 Annual Meeting of Stockholders is first made. Sierra reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. Please refer to the Sierra Bylaws for more information regarding the information required to be included in a stockholder’s notice.

Sierra’s Audit Committee has established guidelines and procedures regarding the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters (collectively, “Accounting Matters”). Persons with complaints or concerns regarding Accounting Matters may submit their complaints to Sierra’s Chief Compliance Officer. Persons who are uncomfortable submitting complaints to the Chief Compliance Officer, including complaints involving the Chief Compliance Officer, may submit complaints directly to Sierra’s Audit Committee Chair. Complaints may be submitted on an anonymous basis.

The Chief Compliance Officer may be contacted at:

John D. Fredericks, Chief Compliance Officer

Sierra Income Corporation

280 Park Avenue, 6th Floor East

New York, New York 10017

The Audit Committee Chair may be contacted at:

Stephen R. Byers

Audit Committee Chair

Sierra Income Corporation

280 Park Avenue, 6th Floor East

New York, New York 10017

MCC

If the Mergers are completed, MCC will have no public stockholders and there will be no public participation in any of its stockholder meetings that occur after the completion of the Mergers. However, if the Mergers are not completed, MCC will continue to hold annual meetings of MCC Stockholders. Any stockholder nominations or proposals for other business intended to be presented at MCC’s next annual meeting, if any, must be submitted to MCC as set forth below.

The submission of a proposal does not guarantee its inclusion in the MCC’s proxy statement or presentation at a meeting of MCC Stockholders unless certain securities law requirements are met. MCC expects that the 2020 Annual Meeting of Stockholders will be held in June 2020, but the exact date, time, and location of that meeting have yet to be determined. A MCC Stockholder who intends to present a proposal at the 2020 Annual Meeting of Stockholders, including the nomination of a director, must submit the proposal in writing to Richard T. Allorto, Jr., Secretary, Medley Capital Corporation, at its address of 280 Park Avenue, 6th Floor East, New York, NY 10017, and the proposal should be received by MCC between November 11, 2019 and 5:00 P.M. Eastern Time on January 10, 2020. In the event that the date of that annual meeting is advanced or delayed by more than thirty (30) days from the first anniversary of the 2019 Annual Meeting of Stockholders, a timely notice by the MCC Stockholder must be delivered not later than the close of business on the later of the ninetieth (90th) day prior to the 2020 Annual Meeting of Stockholders or the fifteenth (15th) day following the day on which public announcement of the date of the 2020 Annual Meeting of Stockholders is first made. If the MCC Stockholder is not seeking inclusion of a proposal in the MCC’s proxy statement for that annual meeting, timely notice consists of the MCC Stockholder’s notice delivered to or mailed and received at MCC’s address not less than ninety (90) days prior to the date of the 2020 Annual Meeting of Stockholders. MCC reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

MCC’s Audit Committee has established guidelines and procedures regarding the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters (collectively, “Accounting Matters”). Persons with complaints or concerns regarding Accounting Matters may submit their complaints to MCC’s Chief Compliance Officer. Persons who are uncomfortable submitting complaints to the Chief Compliance Officer, including complaints involving the Chief Compliance Officer, may submit complaints directly to MCC’s Audit Committee Chairman. Complaints may be submitted on an anonymous basis.

The Chief Compliance Officer may be contacted at:

John D. Fredericks, Chief Compliance Officer

Medley Capital Corporation

280 Park Avenue, 6th Floor East

New York, New York 10017

The Audit Committee Chairman may be contacted at:

Ms. Karin Hirtler-Garvey

Audit Committee Chair

Medley Capital Corporation

280 Park Avenue, 6th Floor East

New York, New York 10017

MDLY

If the Mergers are or the MDLY Merger is completed, Merger Sub will have no public stockholders and there will be no public participation in any of its stockholder meetings that occur after the completion of the Mergers. However, if the Mergers are or the MDLY Merger is not completed, MDLY will continue to hold annual meetings of stockholders. Any stockholder nominations or proposals for other business intended to be presented at MDLY’s next annual meeting, if any, must be submitted to MDLY as set forth below.

If any MDLY Stockholder wishes to propose a matter for consideration at the 2020 Annual Meeting of Stockholders, the proposal should be mailed by certified mail return receipt requested, to MDLY’s General Counsel and Secretary, Medley Management Inc., 280 Park Avenue, 6th Floor East, New York, NY 10017. To be eligible under the SEC’s stockholder proposal rule (Rule 14a-8(e) of the Exchange Act) for inclusion in MDLY’s 2020 Annual Meeting Proxy Statement and form of proxy, a proposal must be received by MDLY’s Secretary on or before January 9, 2020. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

In addition, the MDLY Bylaws permit stockholders to nominate directors and present other business for consideration at the Annual Meeting of MDLY Stockholders. To make a director nomination or present other business for consideration at the Annual Meeting of MDLY Stockholders to be held in 2020, you must submit a timely notice in accordance with the procedures described in the MDLY Bylaws. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of MDLY not less than 90 days or more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Therefore, to be presented at the 2020 Annual Meeting of Stockholders, such a proposal must be received on or after January 30, 2020, but not later than close of business on February 28, 2020. In the event that the date of the 2020 Annual Meeting of Stockholders is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of the 2019 Annual Meeting of Stockholders, such notice by the MDLY Stockholder must be so received no earlier than 120 days prior to the 2020 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to the 2020 Annual Meeting of Stockholders or 10 calendar days following the day on which public announcement of the date of the 2020 Annual Meeting of Stockholders is first made. Any such proposal will be considered timely only if it is otherwise in compliance with the requirements set forth in the MDLY Bylaws. Such notice must set forth the information required under the MDLY Bylaws, including, but not limited to, (i) for each director nominee proposed by the stockholder, all information relating to such nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act, including such nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected and (b) as to any other business that the MDLY Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

STOCKHOLDERS SHARING AN ADDRESS

Only one copy of this Amended Joint Proxy Statement/Prospectus is being delivered to multiple stockholders of Sierra, MCC, and MDLY unless they have previously received contrary instructions from one or more of their respective stockholders. Stockholders who hold shares in “street name” can request further information on householding through their banks, brokers or other holders of record.

Sierra

On written or oral request by DST Systems, Sierra’s transfer agent at P.O. Box 219312, Kansas City, Missouri 64121-9312, telephone number: (816) 435-1000, Sierra will deliver promptly a separate copy of this Amended Joint Proxy Statement/Prospectus to a Sierra Stockholder at a shared address to which a single copy of this Amended Joint Proxy Statement/Prospectus was delivered. Sierra Stockholders sharing an address who wish, in the future, to receive separate copies or a single copy of Sierra’s proxy statements and annual reports should provide written or oral notice to DST Systems at the address and telephone number set forth above. Holders in “street name” who wish, in the future, to receive separate copies or a single copy of Sierra’s proxy statements and annual reports, must contact their banks and brokers.

MCC

On written or oral request by American Stock Transfer & Trust Company, MCC’s transfer agent at 6201 15th Avenue, Brooklyn, New York, 11219, telephone number: (800) 937-5449, MCC will deliver promptly a separate copy of this Amended Joint Proxy Statement/Prospectus to a MCC Stockholder at a shared address to which a single copy of this Amended Joint Proxy Statement/Prospectus was delivered. MCC Stockholders sharing an address who wish, in the future, to receive separate copies or a single copy of MCC’s proxy statements and annual reports should provide written or oral notice to American Stock Transfer & Trust Company at the address and telephone number set forth above. Holders in “street name” who wish, in the future, to receive separate copies or a single copy of MCC’s proxy statements and annual reports, must contact their banks and brokers.

MDLY

On written or oral request by American Stock Transfer & Trust Company, MDLY’s transfer agent at 6201 15th Avenue, Brooklyn, New York, 11219, telephone number: (800) 937-5449, MDLY will deliver promptly a separate copy of this Amended Joint Proxy Statement/Prospectus to a MDLY Stockholder at a shared address to which a single copy of this Amended Joint Proxy Statement/Prospectus was delivered. MDLY Stockholders sharing an address who wish, in the future, to receive separate copies or a single copy of MDLY’s proxy statements and annual reports should provide written or oral notice to American Stock Transfer & Trust Company at the address and telephone number set forth above. Holders in “street name” who wish, in the future, to receive separate copies or a single copy of MDLY’s proxy statements and annual reports, must contact their banks and brokers.

WHERE YOU CAN FIND MORE INFORMATION

Sierra has filed this Amended Joint Proxy Statement/Prospectus as part of a Registration Statement under the Securities Act on Form N-14 (File No. 333-228216). The Registration Statement on Form N-14 includes a proxy statement for each of the Companies with respect to the Mergers and related matters and a prospectus of Sierra with respect to the Mergers and the shares of Sierra Common Stock to be issued in connection with the Mergers.

Each of the Companies is subject to the informational requirements of the Exchange Act. In addition, Sierra and MCC are BDCs subject to certain provisions of the Investment Company Act, and MDLY operates as a holding company, and its sole material asset is a controlling equity interest in Medley LLC. In accordance with the Exchange Act, each of the Companies files periodic reports, current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by each of the Companies with the SEC which are available on the SEC’s website at http://www.sec.gov. Copies also may be obtained directly, free of charge, from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or MDLY’s website (www.mdly.com), or by calling any of the Companies at 212-759-0777.

The information of each of Sierra, MCC, and MDLY files with the SEC is available free of charge by contacting any of the Companies at 280 Park Avenue, 6th Floor East, New York, New York 10017 or by telephone at 280 Park Avenue, 6th Floor East, New York, New York 10017 or by telephone at (212) 759-0777 and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or MDLY’s website (www.mdly.com). Information contained on Sierra’s website, MCC’s website, or MDLY’s website is not incorporated into this Amended Joint Proxy Statement/Prospectus and you should not consider such information to be a part of this document.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Sierra Income Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of Sierra Income Corporation (the Company), including the consolidated schedules of investments, as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations, changes in its net assets, and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 and 2017, by correspondence with the custodian, directly with counterparties and management of the portfolio companies, debt agents and brokers or by other appropriate auditing procedures where replies were not received, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst and Young LLP

We have served as the Company’s auditor since 2011.

New York, New York
April 1, 2019

Sierra Income Corporation
Consolidated Statements of Assets and Liabilities

	As of
	December 31, 2018	December 31, 2017
ASSETS
Investments at fair value
Non-controlled/non-affiliated investments (amortized cost of $819,032,531 and $975,968,734, respectively)	$758,474,260	$917,820,822
Controlled/affiliated investments (amortized cost of $186,634,331 and $153,660,073, respectively)	165,006,502	146,288,268
Investments at fair value	923,480,762	1,064,109,090
Cash and cash equivalents	59,481,495	64,909,759
Cash collateral on total return swap (Note 5)	27,000,000	48,000,000
Interest receivable from non-controlled/non-affiliated investments	9,154,364	9,039,243
Deferred transaction costs	7,052,691	—
Unsettled trades receivable	2,339,547	339,573
Prepaid expenses and other assets	627,418	219,096
Interest receivable from controlled/affiliated investments	382,121	638,458
Receivable due on total return swap (Note 5)	113,252	462,555
Receivable for Company shares sold	—	235,060
Total assets	$1,029,631,650	$1,187,952,834

LIABILITIES
Revolving credit facilities payable (net of deferred financing costs of $3,460,986 and $5,286,927, respectively) (Note 6)	$351,539,014	$429,713,073
Unrealized depreciation on total return swap (Note 5)	6,524,904	5,354,868
Base management fees payable (Note 7)	4,491,234	5,196,997
Accounts payable and accrued expenses	2,073,169	1,755,968
Interest payable	1,834,739	1,822,523
Administrator fees payable	689,711	695,777
Transaction costs payable	398,680	—
Incentive fees payable (Note 7)	—	2,827,372
Unsettled trades payable	—	308,233
Deferred tax liability	—	291,454
Total liabilities	$367,551,451	$447,966,265

Commitments (Note 11)

NET ASSETS
Common shares, par value $0.001 per share, 250,000,000 common shares authorized, 98,502,907 and 96,620,231 common shares outstanding, respectively	$98,503	$96,620
Capital in excess of par value	858,699,757	843,592,066
Total distributable earnings/(loss)	(196,718,061)	(103,702,117)
Total net assets	662,080,199	739,986,569
Total liabilities and net assets	$1,029,631,650	$1,187,952,834
NET ASSET VALUE PER COMMON SHARE	$6.72	$7.66

See accompanying notes to the consolidated financial statements.

Sierra Income Corporation
Consolidated Statements of Operations

	For the years ended December 31,
	2018	2017	2016
INVESTMENT INCOME
Interest and dividends from investments
Non-controlled/non-affiliated investments
Cash	$78,408,358	$84,190,229	$82,231,788
Payment-in-kind	2,173,330	4,040,822	2,718,606
Controlled/affiliated investments:
Cash	10,610,174	9,688,137	5,557,250
Payment-in-kind	2,102,401	1,703,919	511,529
Total interest and dividend income	93,294,263	99,623,107	91,019,173
Fee income (Note 12)	3,548,380	7,403,437	8,703,896
Interest from cash and cash equivalents	329,998	148,993	57,427
Total investment income	97,172,641	107,175,537	99,780,496
EXPENSES
Base management fees (Note 7)	19,011,460	21,233,065	19,928,802
Interest and financing expenses	21,356,282	18,258,556	14,812,427
Incentive fees (Note 7)	—	4,700,177	9,281,479
General and administrative expenses	5,034,100	3,985,647	4,359,647
Administrator expenses (Note 7)	2,699,176	3,029,745	2,847,745
Offering costs	633,317	1,409,036	2,572,234
Professional fees	1,709,520	1,819,899	2,106,819
Total expenses	50,443,855	54,436,125	55,909,153
Expense support reimbursement (Note 7)	—	—	(16,093,129)
Total expenses, net of expense support reimbursement	50,443,855	54,436,125	39,816,024
Net investment income before excise taxes	46,728,786	52,739,412	59,964,472
Excise tax expense	—	235,942	—
NET INVESTMENT INCOME	46,728,786	52,503,470	59,964,472
REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS
Net realized gain/(loss) from non-controlled/non-affiliated investments	(59,912,008)	(24,658,404)	(19,932,571)
Net realized gain/(loss) from controlled/affiliated investments	8,194	—	—
Net realized gain/(loss) on total return swap (Note 5)	2,242,356	(1,403,938)	6,812,173
Net change in unrealized appreciation/(depreciation) on non-controlled/non-affiliated investments	(2,410,359)	(21,922,197)	15,914,160
Net change in unrealized appreciation/(depreciation) on controlled/affiliated investments	(14,256,024)	(259,405)	(7,202,133)
Net change in unrealized appreciation/(depreciation) on total return swap (Note 5)	(1,170,036)	8,292,462	13,718,489
Change in provision for deferred taxes on unrealized appreciation/(depreciation) on investments	291,455	(46,832)	54,205
Net realized and unrealized gain/(loss) on investments	(75,206,422)	(39,998,314)	9,364,323
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(28,477,636)	$12,505,156	$69,328,795
WEIGHTED AVERAGE – BASIC AND DILUTED EARNINGS PER COMMON SHARE	$(0.29)	$0.13	$0.77
WEIGHTED AVERAGE – BASIC AND DILUTED NET INVESTMENT INCOME PER COMMON SHARE	$0.48	$0.55	$0.66
WEIGHTED AVERAGE COMMON STOCK OUTSTANDING – BASIC AND DILUTED (Note 10)	97,404,685	96,248,024	90,424,090

See accompanying notes to the consolidated financial statements.

Sierra Income Corporation
Consolidated Statements of Changes in Net Assets

	For the years ended December 31,
	2018	2017	2016
INCREASE/(DECREASE) FROM OPERATIONS
Net investment income	$46,728,786	$52,503,470	$59,964,472
Net realized gain/(loss) on investments	(59,903,814)	(24,658,404)	(19,932,571)
Net realized gain/(loss) on total return swap (Note 5)	2,242,356	(1,403,938)	6,812,173
Net change in unrealized appreciation/(depreciation) on investments	(16,666,383)	(22,181,602)	8,712,027
Net change in unrealized appreciation/(depreciation) on total return swap (Note 5)	(1,170,036)	8,292,462	13,718,489
Change in provision for deferred taxes on unrealized appreciation/(depreciation) on investments	291,455	(46,832)	54,205
Net increase/(decrease) in net assets resulting from operations	(28,477,636)	12,505,156	69,328,795
SHAREHOLDER DISTRIBUTIONS
Distributions from earnings (Note 2)	(62,256,547)	(61,549,954)	(68,596,940)
Net decrease in net assets from shareholder distributions	(62,256,547)	(61,549,954)	(68,596,940)
COMMON SHARE TRANSACTIONS
Issuance of common shares, net of underwriting costs	2,482,448	17,625,562	97,948,176
Issuance of common shares pursuant to distribution reinvestment plan	25,859,309	27,821,118	32,478,892
Repurchase of common shares	(15,513,944)	(29,528,400)	(32,169,935)
Net increase in net assets resulting from common share transactions	12,827,813	15,918,280	98,257,133
Total increase/(decrease) in net assets	(77,906,370)	(33,126,518)	98,988,988
Net assets at beginning of period	739,986,569	773,113,087	674,124,099
Net assets at end of period	$662,080,199	$739,986,569	$773,113,087
Net asset value per common share	$6.72	$7.66	$8.17
Common shares outstanding, beginning of period	96,620,231	94,666,418	82,623,649
Issuance of common shares	324,169	2,171,515	11,996,965
Issuance of common shares pursuant to distribution reinvestment plan	3,607,329	3,454,065	3,991,569
Repurchase of common shares	(2,048,822)	(3,671,767)	(3,945,765)
Common shares outstanding, end of period	98,502,907	96,620,231	94,666,418
DISTRIBUTIONS DECLARED PER COMMON SHARE	$0.64	$0.64	$0.76

See accompanying notes to the consolidated financial statements.

Sierra Income Corporation

Consolidated Statements of Cash Flows

	For the years ended December 31,
	2018	2017	2016
Cash flows from operating activities
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:	$(28,477,636)	$12,505,156	$69,328,795
ADJUSTMENT TO RECONCILE NET INCREASE/(DECREASE) IN NET ASSETS FROM OPERATIONS TO NET CASH USED IN OPERATING ACTIVITIES:
Payment-in-kind interest income	(4,275,731)	(5,744,741)	(3,230,135)
Net amortization of premium on investments	(1,755,437)	(1,432,253)	(879,328)
Amortization of deferred financing costs	1,900,940	1,581,107	1,318,653
Net realized (gain)/loss on investments	59,903,814	24,658,404	19,932,571
Net change in unrealized (appreciation)/depreciation on investments	16,666,383	22,181,602	(8,712,027)
Net change in unrealized (appreciation)/depreciation on total return swap (Note 5)	1,170,036	(8,292,462)	(13,718,489)
Purchases and originations	(232,654,876)	(499,006,970)	(330,626,275)
Proceeds from sale of investments and principal repayments	302,744,176	378,379,190	247,733,316
(Increase)/decrease in operating assets:
Unsettled trades receivable	(1,999,974)	29,246	(97,883)
Due from affiliate (Note 7)	—	7,892,273	(577,406)
Interest receivable from non-controlled/non-affiliated investments	(115,121)	1,212,316	(2,896,731)
Interest receivable from controlled/affiliated investments	256,337	389,863	(927,071)
Receivable for Company shares sold	235,060	298,063	(533,123)
Receivable due on total return swap (Note 5)	349,303	826,608	204,090
Deferred transaction costs	(7,052,691)	—	—
Prepaid expenses and other assets	(408,322)	(17,164)	(80,834)
Increase/(decrease) in operating liabilities:
Unsettled trades payable	(308,233)	(158,494)	466,727
Management fee payable ( Note 7)	(705,763)	58,890	452,011
Transaction costs payable	398,680	—	—
Accounts payable and accrued expenses	317,201	(83,529)	(341,652)
Incentive fees payable (Note 7)	(2,827,372)	1,421,953	(389,849)
Administrator fees payable	(6,066)	(154,901)	332,748
Interest payable	12,216	591,993	(50,941)
Deferred tax liability	(291,455)	46,832	(54,205)
Due to affiliate (Note 7)	—	(135,784)	(559,749)
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	103,075,469	(62,952,802)	(23,906,787)
Cash flows from financing activities:
Borrowings under revolving credit facility	48,000,000	275,000,000	130,000,000
Repayments of revolving credit facility	(128,000,000)	(230,000,000)	(125,000,000)
Proceeds from issuance of common shares, net of underwriting costs	2,482,448	17,625,562	97,948,176
Payment of cash distributions	(36,397,238)	(33,728,836)	(36,118,048)
Financing costs paid	(74,999)	(2,527,501)	(2,419,782)
Repurchase of common shares	(15,513,944)	(29,528,400)	(32,169,935)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	(129,503,733)	(3,159,175)	32,240,411
TOTAL INCREASE/(DECREASE) IN CASH	(26,428,264)	(66,111,977)	8,333,624
CASH, CASH EQUIVALENTS AND CASH COLLATERAL ON TOTAL RETURN SWAP AT BEGINNING OF PERIOD	112,909,759	179,021,736	170,688,112
CASH, CASH EQUIVALENTS AND CASH COLLATERAL ON TOTAL RETURN SWAP AT END OF PERIOD(1)	$86,481,495	$112,909,759	$179,021,736
Supplemental Information:
Cash paid during the year for interest	$19,443,126	$16,085,456	$13,544,716
Supplemental non-cash information:
Non-cash purchase of investments	$29,221,172	$30,490,222	$32,805,477
Non-cash sale of investments	29,221,172	30,490,222	32,805,477
Payment-in-kind interest income	4,275,731	5,499,977	3,230,135
Amortization of deferred financing costs	1,900,940	1,581,107	1,318,653
Net amortization of premium on investments	1,755,439	1,432,253	879,328
Issuance of common shares in connection with distribution reinvestment plan	$25,859,309	$27,821,118	$32,478,892

____________

(1)      Includes cash and cash equivalents of $59,481,495, $64,909,759 and $99,400,794 and cash collateral on total return swap of $27,000,000, $48,000,000 and $79,620,942 as of December 31, 2018, 2017 and 2016, respectively.

See accompanying notes to the consolidated financial statements.

Sierra Income Corporation
Consolidated Schedule of Investments
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Non-controlled/non-affiliated investments – 114.6%
AAAHI Acquisition Corporation	Transportation: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(4)(5)	12/10/2023	$7,402,367	$7,402,367	$7,402,367	1.1%
				7,402,367	7,402,367	7,402,367
Alpine SG, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)	11/16/2022	6,617,630	6,617,630	6,617,630	1.0%
		Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(12)	11/16/2022	13,398,750	13,398,750	13,398,750	2.0%
				20,016,380	20,016,380	20,016,380
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)	9/25/2023	4,893,750	4,893,750	4,790,492	0.7%
				4,893,750	4,893,750	4,790,492
Amerijet Holdings, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(5)(6)	7/15/2021	11,514,705	11,514,705	11,514,705	1.7%
				11,514,705	11,514,705	11,514,705
AMMC CLO 22, Limited Series 2018-22A	Multi-Sector Holdings	Subordinated Notes 11.435% effective yield(7)(8)(9)	4/25/2031	7,222,000	6,089,733	5,927,818	0.9%
				7,222,000	6,089,733	5,927,818
Answers Finance, LLC	High Tech Industries	Common Stock – 389,533 shares(10)		—	5,426,955	1,188,076	0.2%
				—	5,426,955	1,188,076
Apidos CLO XXIV, Series 2016-24A	Multi-Sector Holdings	Subordinated Notes 10.169% effective yield(5)(7)(8)(9)	7/20/2027	18,357,647	12,332,974	11,146,763	1.7%
				18,357,647	12,332,974	11,146,763
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)(11)	3/31/2022	25,000,000	25,000,000	25,000,000	3.8%
				25,000,000	25,000,000	25,000,000
Barry’s Bootcamp Holdings, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(12)	7/14/2022	8,571,429	8,571,429	8,488,429	1.3%
		Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(12)	7/14/2022	3,360,000	3,360,000	3,312,960	0.5%
				11,931,429	11,931,429	11,801,389
Black Angus Steakhouses, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(4)(5)(11)(12)	4/24/2020	18,722,098	18,722,098	18,353,183	2.8%
				18,722,098	18,722,098	18,353,183
BRG Sports, Inc.	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(6)	6/15/2023	6,711,250	6,711,250	6,617,293	1.0%
				6,711,250	6,711,250	6,617,293
Brook & Whittle Holding Corp.	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(4)(5)	10/17/2024	3,719,582	3,719,582	3,719,582	0.6%
				3,719,582	3,719,582	3,719,582
Central States Dermatology Services, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(6)(12)	4/20/2022	3,090,991	3,090,991	3,045,360	0.5%
				3,090,991	3,090,991	3,045,360

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.500%(4)(5)	10/4/2024	6,935,170	6,920,608	6,865,818	1.0%
				6,935,170	6,920,608	6,865,818
CPI International, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(5)(6)	7/28/2025	9,900,752	9,871,970	9,776,992	1.5%
				9,900,752	9,871,970	9,776,992
DataOnline Corp.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)(12)	7/31/2025	9,975,000	9,975,000	9,975,000	1.5%
				9,975,000	9,975,000	9,975,000
Drew Marine Partners, LP	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 7.000%, 1.000% Floor(6)	5/19/2021	10,000,000	10,035,660	9,862,000	1.5%
				10,000,000	10,035,660	9,862,000
Dryden 38 Senior Loan Fund, Series 2015-38A	Multi-Sector Holdings	Subordinated Notes 12.456% effective yield(7)(8)(9)	7/15/2027	7,000,000	4,877,323	4,890,900	0.7%
				7,000,000	4,877,323	4,890,900
Dryden 43 Senior Loan Fund, Series 2016-43A	Multi-Sector Holdings	Subordinated Notes 4.966% effective yield(5)(7)(8)(9)	7/20/2029	3,620,000	2,902,869	2,330,918	0.4%
				3,620,000	2,902,869	2,330,918
Dryden 49 Senior Loan Fund, Series 2017-49A	Multi-Sector Holdings	Subordinated Notes 6.812% effective yield(5)(8)(9)	7/18/2030	17,233,288	14,799,896	12,414,861	1.9%
				17,233,288	14,799,896	12,414,861
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan 12.000%(5)(12)	6/30/2019	246,677	246,677	246,677	0.0%
		Senior Secured First Lien Term Loan 8.500% PIK + LIBOR(4)(5)(13)	5/6/2019	11,474,068	9,828,831	1,304,602	0.2%
				11,720,745	10,075,508	1,551,279
Elite Comfort Solutions LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(6)(12)	1/15/2021	8,019,802	8,019,802	8,019,802	1.2%
				8,019,802	8,019,802	8,019,802
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Senior secured first lien notes 12.000%(5)	2/23/2023	9,965,000	9,965,000	9,910,193	1.5%
		Preferred Equity – 2,491,250 units(5)(10)		—	2,491,250	2,491,250	0.4%
				9,965,000	12,456,250	12,401,443
FKI Security Group, LLC	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(5)(6)	3/30/2020	11,187,500	11,187,500	11,187,500	1.7%
				11,187,500	11,187,500	11,187,500
Friedrich Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(5)(6)	2/7/2023	14,853,555	14,853,555	14,853,555	2.2%
				14,853,555	14,853,555	14,853,555
Fusion Telecommunications International Inc.	Telecommunications	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(4)	5/4/2023	894,729	862,917	836,840	0.1%
				894,729	862,917	836,840
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 10.250%, 1.000% Floor(4)	1/20/2022	10,000,000	10,000,000	8,763,000	1.3%
				10,000,000	10,000,000	8,763,000

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Golden West Packaging Group LLC	Forest Products & Paper	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(5)(6)	6/20/2023	2,503,182	2,503,182	2,503,182	0.4%
				2,503,182	2,503,182	2,503,182
Heligear Acquisition Co.	Aerospace & Defense	Senior secured first lien notes 10.250%(5)(7)	10/15/2019	15,000,000	15,000,000	14,451,000	2.2%
				15,000,000	15,000,000	14,451,000
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior secured first lien notes 8.875%(5)(7)(13)	3/15/2025	2,000,000	2,000,000	876,600	0.1%
				2,000,000	2,000,000	876,600
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(4)	5/29/2020	4,400,696	4,380,988	3,134,616	0.5%
				4,400,696	4,380,988	3,134,616
Hylan Datacom & Electrical LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(5)(6)	7/25/2021	14,316,715	14,316,715	14,183,570	2.1%
				14,316,715	14,316,715	14,183,570
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(4)	7/20/2022	25,000,000	25,000,000	24,815,000	3.7%
				25,000,000	25,000,000	24,815,000
Impact Group, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)	6/27/2023	6,158,312	6,158,312	6,158,312	0.9%
				6,158,312	6,158,312	6,158,312
Interflex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(5)(6)	8/18/2022	13,412,500	13,412,500	12,445,459	1.9%
				13,412,500	13,412,500	12,445,459
Invision Diversified, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(5)(6)(11)	6/30/2020	22,631,334	22,631,334	22,631,334	3.4%
				22,631,334	22,631,334	22,631,334
Isagenix International, LLC	Wholesale	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)	6/16/2025	1,950,000	1,940,090	1,925,430	0.3%
				1,950,000	1,940,090	1,925,430
Isola USA Corp.	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK(4)(12)	1/2/2023	9,541,669	6,639,511	6,699,206	1.0%
		Common Units – 10,283,782 units(8)(10)		—	—	—	0.0%
				9,541,669	6,639,511	6,699,206
JFL-WCS Partners, LLC	Environmental Industries	Preferred Units – 618,876 6.000%, PIK(5)(8)		—	618,876	618,876	0.1%
		Common Units – 68,764 units(5)(8)(10)		—	68,764	363,762	0.1%
				—	687,640	982,638
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(4)(5)(14)	5/1/2025	7,000,000	6,887,491	6,934,900	1.0%
				7,000,000	6,887,491	6,934,900
L&S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(5)(6)	2/15/2022	10,615,319	10,615,319	10,683,257	1.6%
				10,615,319	10,615,319	10,683,257

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Livingston International Inc.	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.250% Floor(4)(8)	4/17/2020	4,613,287	4,528,653	4,359,556	0.7%
				4,613,287	4,528,653	4,359,556
Magnetite XIX, Limited	Multi-Sector Holdings	Subordinated Notes LIBOR + 7.610%(4)(7)(8)(9)	7/17/2030	2,000,000	1,875,000	1,797,800	0.3%
		Subordinated Notes 4.790% effective yield(5)(7)(8)(9)	7/17/2030	13,730,209	11,634,266	9,863,782	1.5%
				15,730,209	13,509,266	11,661,582
Manna Pro Products, LLC	Consumer Goods: Non-durable	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(5)(6)(12)	12/8/2023	4,633,333	4,633,333	4,513,837	0.7%
				4,633,333	4,633,333	4,513,837
Nathan’s Famous, Inc.	Beverage & Food	Senior secured first lien notes 6.625%(5)(7)(8)(15)	11/1/2025	4,950,000	4,965,308	4,742,100	0.7%
				4,950,000	4,965,308	4,742,100
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(5)(6)	7/14/2022	7,447,624	7,439,698	7,410,386	1.1%
				7,447,624	7,439,698	7,410,386
Nine West Holdings, Inc.	Consumer Goods: Non-durable	Senior Secured First Lien Term Loan 8.250%	10/8/2019	2,212,649	2,134,223	2,132,551	0.3%
				2,212,649	2,134,223	2,132,551
Novetta Solutions, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(6)	10/16/2023	11,000,000	10,926,479	9,903,300	1.5%
				11,000,000	10,926,479	9,903,300
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loan LIBOR + 10.500%, 0.750% Floor, 3.000% PIK(4)(5)(13)	12/31/2018	13,424,511	11,680,099	4,093,133	0.6%
		Senior Secured First Lien Term Loan LIBOR + 10.500%, 0.750% Floor, 3.000% PIK(4)(5)(13)	12/31/2018	9,289,873	8,063,161	2,832,482	0.4%
				22,714,384	19,743,260	6,925,615
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK(4)(5)	10/11/2021	15,601,663	15,231,477	14,779,456	2.2%
		Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(4)(5)(12)	10/11/2021	918,400	918,400	918,400	0.1%
		Warrants – 36,716 warrants(5)(10)	1/9/2027	—	669,709	—	0.0%
				16,520,063	16,819,586	15,697,856
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)(5)	8/19/2022	2,904,173	2,875,786	2,877,454	0.4%
		Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(4)(5)(11)	8/21/2023	9,000,000	9,000,000	8,902,800	1.3%
				11,904,173	11,875,786	11,780,254
Polymer Solutions Group Holdings, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(6)	6/30/2021	2,445,180	2,445,180	2,445,180	0.4%
				2,445,180	2,445,180	2,445,180
Press Ganey Holdings, Inc	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 6.500%, 1.000% Floor(6)	10/21/2024	5,842,724	5,927,327	5,769,106	0.9%
				5,842,724	5,927,327	5,769,106

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4)(5)(12)	11/30/2021	7,921,094	7,921,094	7,665,272	1.2%
				7,921,094	7,921,094	7,665,272
RateGain Technologies, Inc.	Hotel, Gaming & Leisure	Subordinated Notes(5)(10)	7/31/2020	476,190	476,190	476,190	0.1%
		Subordinated Notes(5)(10)	7/31/2021	476,190	476,190	476,190	0.1%
				952,380	952,380	952,380
Redwood Services Group, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)	6/6/2023	20,069,765	20,069,765	19,806,851	3.0%
		Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)	6/6/2023	1,150,000	1,150,000	1,150,000	0.2%
				21,219,765	21,219,765	20,956,851
Resolute Investment Managers, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 7.500%, 1.000% Floor(4)(5)	4/30/2023	7,950,000	7,904,561	7,868,115	1.2%
				7,950,000	7,904,561	7,868,115
Rhombus Cinema Holdings, LP	Media: Diversified & Production	Preferred Equity 10.000% – 7,449 shares(5)(8)		—	4,584,207	5,647,861	0.9%
		Common Units – 3,163 units(5)(8)(10)		—	3,162,793	1,198,288	0.2%
				—	7,747,000	6,846,149
RMS Holding Company, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)	11/16/2022	18,277,090	18,277,090	18,277,090	2.8%
		Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(12)	11/16/2022	2,870,681	2,870,681	2,805,157	0.4%
				21,147,771	21,147,771	21,082,247
SavATree, LLC	Environmental Industries	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(4)(5)(12)	6/2/2022	4,219,081	4,219,081	4,181,430	0.6%
				4,219,081	4,219,081	4,181,430
SFP Holding, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(4)(5)	9/1/2022	6,678,921	6,678,921	6,678,921	1.0%
		Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(4)(5)(12)	9/1/2022	2,726,241	2,726,241	2,726,241	0.4%
		Equity – 0.94% of outstanding equity(5)(10)		—	491,270	491,270	0.1%
				9,405,162	9,896,432	9,896,432
Shift4 Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)	11/28/2025	9,950,000	9,863,685	9,820,650	1.5%
				9,950,000	9,863,685	9,820,650
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(4)(5)(13)	7/31/2020	21,562,500	21,190,536	10,332,750	1.6%
				21,562,500	21,190,536	10,332,750
Simplified Logistics, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)(12)	2/28/2022	18,668,289	18,668,289	18,363,996	2.8%
				18,668,289	18,668,289	18,363,996
Sizzling Platter, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(16)	4/29/2020	15,000,000	15,000,000	15,000,000	2.3%
				15,000,000	15,000,000	15,000,000

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
SMART Financial Operations, LLC	Retail	Preferred Equity – 1,000,000 units(5)(8)(10)		1,000,000	1,000,000	1,000,000	0.2%
				1,000,000	1,000,000	1,000,000
Smile Doctors, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)	10/6/2022	8,333,925	8,333,925	8,177,247	1.2%
		Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)(12)	10/6/2022	1,357,903	1,357,903	1,251,428	0.2%
				9,691,828	9,691,828	9,428,675
Sound Point CLO XX, Ltd.	Multi-Sector Holdings	Subordinated Notes 13.366% effective yield(5)(7)(8)(9)	7/26/2031	4,489,000	4,072,623	4,063,892	0.6%
				4,489,000	4,072,623	4,063,892
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)	6/2/2022	4,658,156	4,658,156	4,574,775	0.7%
				4,658,156	4,658,156	4,574,775
SRS Software, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor, 0.500% unused fee(4)(5)(12)	2/17/2022	19,158,750	19,158,750	19,158,750	2.9%
				19,158,750	19,158,750	19,158,750
Starfish Holdco, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor(5)(6)	8/18/2025	4,000,000	3,949,703	3,905,200	0.5%
				4,000,000	3,949,703	3,905,200
Team Car Care, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(5)(6)	2/23/2023	14,480,069	14,480,070	14,271,556	2.2%
				14,480,069	14,480,070	14,271,556
Techniplas, LLC	Automotive	Senior Secured First Lien Notes 10.000%(7)	5/1/2020	6,000,000	6,000,000	5,515,200	0.8%
				6,000,000	6,000,000	5,515,200
The Imagine Group LLC	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(5)(6)(14)	6/21/2023	8,950,000	8,849,117	7,888,530	1.2%
				8,950,000	8,849,117	7,888,530
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(5)(6)	5/27/2022	7,500,000	7,500,000	7,475,250	1.1%
				7,500,000	7,500,000	7,475,250
True Religion Apparel, Inc.	Retail	Senior Secured First Lien Term Loan 10.000%	10/27/2022	181,731	139,861	64,587	0.0%
		Common Stock – 2,448 shares(10)		—	—	—	0.0%
		Warrants – 1,122 warrants(10)		—	—	—	0.0%
				181,731	139,861	64,587
U.S. Auto Sales Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 10.500%, 1.000% Floor(5)(6)(11)	6/8/2020	5,500,000	5,500,000	5,490,650	0.8%
				5,500,000	5,500,000	5,490,650
U.S. Well Services, LLC	Energy: Oil & Gas	Warrants – 2.04% of outstanding equity(10)	2/21/2019	—	173	—	0.0%
				—	173	—

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Vail Holdco Corp	Wholesale	Preferred Equity 12.500% – PIK 20,330 shares(5)		—	21,457,643	21,648,460	3.3%
		Preferred Equity – 15,250 shares(5)(10)		—	15,250,000	18,112,425	2.7%
		Warrants – 14,007 warrants(5)(10)		—	860,357	1,172,806	0.2%
				—	37,568,000	40,933,691
Valence Surface Technologies, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4)(5)	6/13/2021	5,949,311	5,947,586	5,949,311	0.9%
				5,949,311	5,947,586	5,949,311
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 11.000%, 1.000% Floor(4)(5)	4/28/2023	694,375	635,495	609,036	0.1%
		Common units – 4,676 units(5)(10)		—	259,938	259,938	0.0%
		Warrants – 5,591 warrants(5)(10)	3/30/2028	—	310,802	310,803	0.0%
				694,375	1,206,235	1,179,777
Vertafore, Inc.	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(5)(6)	7/2/2026	2,000,000	1,981,064	1,898,800	0.3%
				2,000,000	1,981,064	1,898,800
VOYA CLO 2016-2, LTD.	Multi-Sector Holdings	Subordinated Notes 1.683% effective yield(5)(7)(8)(9)	7/19/2028	22,842,661	18,392,998	12,798,743	1.9%
				22,842,661	18,392,998	12,798,743
Walker Edison Furniture Company LLC	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)	9/26/2024	15,000,000	15,000,000	15,000,000	2.3%
		Common units – 2,000 units(5)(8)(10)		—	2,000,000	2,000,000	0.3%
				15,000,000	17,000,000	17,000,000
Watermill-QMC Midco, Inc.	Automotive	Equity – 2.3% partnership interest(5)(8)(10)		—	902,277	170,530	0.0%
				—	902,277	170,530
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor, PIK(5)(13)(16)	10/8/2021	4,682,375	4,491,243	2,720,928	0.4%
				4,682,375	4,491,243	2,720,928

Total non-controlled/non-affiliated investments					$819,032,531	$758,474,260	114.6%

Controlled/affiliated investments – 24.9%(17)
1888 Industrial Services, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)(5)(12)	9/30/2021	943,344	943,344	943,344	0.1%
		Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)(5)	9/30/2021	3,144,481	3,144,481	3,144,481	0.5%
		Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor, PIK(4)(5)	9/30/2021	7,815,751	7,022,422	6,005,623	0.9%
		Units – 7,546.76 units(5)(10)		—	—	—	0.0%
				11,903,576	11,110,247	10,093,448
Access Media Holdings, LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan 10.000% PIK(5)(13)	7/22/2020	8,140,827	7,422,407	5,141,747	0.8%
		Common Stock – 14 units(5)(8)(10)		—	—	—	0.0%

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
		Preferred Equity – 1,400,000 units(5)(8)(10)		—	1,400,000	—	0.0%
		Preferred Equity – 700,000 units(5)(8)(10)		—	700,000	—	0.0%
		Preferred Equity – 849,800 units(5)(8)(10)(12)		—	849,800	(88,200)	0.0%
				8,140,827	10,372,207	5,053,547
Caddo Investors Holdings 1 LLC	Forest Products & Paper	Equity – 12.250% LLC Interest(5)(8)(19)		—	4,972,863	5,186,935	0.8%
				—	4,972,863	5,186,935
Capstone Nutrition, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4)(5)(13)	9/25/2020	23,545,552	15,652,279	9,524,176	1.4%
		Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4)(5)(13)	9/25/2020	10,588,333	7,268,839	4,282,981	0.6%
		Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4)(5)	9/25/2020	1,745,510	1,745,509	1,745,510	0.3%
		Common Stock – 2,197.8 shares(5)(10)		—	9	—	0.0%
		Common Stock – 3,498.5 shares(5)(10)		—	—	—	0.0%
		Common Stock – 7,068.3 shares(5)(10)		—	300,002	—	0.0%
				35,879,395	24,966,638	15,552,667
Charming Charlie LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(4)(12)	4/24/2023	3,121,470	3,121,470	3,121,470	0.5%
		Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(4)	4/24/2023	3,821,350	2,737,658	1,515,547	0.2%
		Senior Secured First Lien Term Loan 20.000%	5/15/2019	182,617	182,617	182,617	0.0%
		Common Stock – 34,923,249 shares(10)		—	—	—	0.0%
				7,125,437	6,041,745	4,819,634
MCM 500 East Pratt Holdings, LLC	Banking, Finance, Insurance & Real Estate	Equity – 5,000,000 units(8)(10)		—	5,000,000	5,000,000	0.8%
				—	5,000,000	5,000,000
MCM Capital Office Park Holdings LLC	Banking, Finance, Insurance & Real Estate	Equity – 7,500,000 units(8)(10)		—	7,500,000	12,499,125	1.9%
				—	7,500,000	12,499,125
Medley Chiller Holdings LLC	Services: Business	Equity – 85% interest(8)(10)(19)		—	8,627,500	9,098,157	1.4%
				—	8,627,500	9,098,157
Nomida, LLC	Construction & Building	Equity 5,400,000 units(8)(10)		—	2,289,760	989,820	0.1%
				—	2,289,760	989,820
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity – 87.5% ownership of SIC Senior Loan Strategy JV I LLC(8)(12)(19)		92,050,000	92,050,000	82,515,860	12.5%
				92,050,000	92,050,000	82,515,860

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
TwentyEighty, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 4.000%, 1.000% Floor, 4.000% PIK(4)(12)	3/31/2020	6,975,035	6,975,035	6,975,035	1.1%
		Senior Secured First Lien Term Loan 0.250%, 8.750% PIK(4)	3/31/2020	6,687,383	6,406,364	6,497,461	1.0%
		Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(4)	3/31/2020	323,167	321,972	319,870	0.0%
		Common Units – 58,098 units(10)		—	—	404,943	0.1%
				13,985,585	13,703,371	14,197,309

Total controlled/affiliated investments					$186,634,331	$165,006,502	24.9%
Money market fund – 3.7%
Federated Institutional Prime Obligations Fund(18)		Money Market 2.460%		34,482,189	34,482,189	34,482,189	5.2%
Total money market fund				$34,482,189	$34,482,189	$34,482,189
Derivative instrument – long exposure		Notional Amount	Unrealized Appreciation/ (Depreciation)
Total return swap with Citibank, N.A. (Note 5)	Total Return Swap	78,776,760	(6,524,904)
Total derivative instrument – long exposure		$78,776,760	$(6,524,904)

____________

(1)      All of the Company’s investments are domiciled in the United States except for Livingston International Inc., which is domiciled in Canada and AMMC CLO 22, Limited Series 2018-22A, Apidos CLO XXIV, Series 2016-24A, Dryden 38 Senior Loan Fund, Series 2015-38A, Dryden 43 Senior Loan Fund, Series 2016-43A, Dryden 49 Senior Loan Fund, Series 2017-49A, Magnetite XIX, Limited, Sound Point CLO XX, Ltd., and VOYA CLO 2016-2, Ltd.

(2)      Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of ASC 820 fair value hierarchy.

(3)      Percentage is based on net assets of $662,080,199 as of December 31, 2018.

(4)      The interest rate on these loans is subject to a base rate plus 3 Month “3M” LIBOR, which at December 31, 2018 was 2.81%. As the interest rate is subject to a minimum LIBOR floor, the prevailing rate in effect at December 31, 2018 was the base rate plus the LIBOR floor or 3M LIBOR.

(5)      An affiliated fund that is managed by an affiliate of SIC Advisors also holds an investment in this security.

(6)      The interest rate on these loans is subject to a base rate plus 1 Month “1M” LIBOR, which at December 31, 2018 was 2.50%. As the interest rate is subject to a minimum LIBOR floor, the prevailing rate in effect at December 31, 2018 was the base rate plus the LIBOR floor or 1M LIBOR.

(7)      Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $78,405,516 or 11.8% of net assets as of December 31, 2018 and are considered restricted.

(8)      The investment is not a qualifying asset as defined under Section 55(a) of the Investment Company Act of 1940 (the “1940 Act”). Non-qualifying assets represent 21.7% of the Company’s portfolio at fair value.

(9)      This investment is in the equity class of a collateralized loan obligation (CLO”). The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions that have been made regarding expected prepayments.

(10)    Security is non-income producing.

(11)    A portion of this investment was sold via a participation agreement. The listed amount is the portion retained by the Company.

(12)    The investment has an unfunded commitment as of December 31, 2018. For further details, see Note 11. Fair value includes an analysis of the unfunded commitment.

(13)    The investment was on non-accrual status as of December 31, 2018.

(14)    Security is also held in the underlying portfolio of the total return swap with Citibank, N.A. (see Note 5). The Company’s total exposure to The Imagine Group, LLC, and Keystone Acquisition Corp. is $13,739,430 or 2.1% and $8,760,522 or 1.3% of Net Assets as of December 31, 2018.

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

(15)    Represents securities in Level 2 in the ASC 820 table (see Note 4).

(16)    The interest rate on these loans is subject to a base rate plus 2 Month “2M” LIBOR, which at December 31, 2018 was 2.61%. As the interest rate is subject to a minimum LIBOR floor, the prevailing rate in effect at December 31, 2018 was the base rate plus the LIBOR floor or 2M LIBOR.

(17)    Affiliate Investments are defined by the 1940 Act as investments in companies in which the Company owns at least 5% but no more than 25% of the voting securities or we are under common control with such portfolio company. Control Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(18)    Represents securities in Level 1 in the ASC 820 table (see Note 4).

(19)    As a practical expedient, the Company uses NAV to determine the fair value of this investment.

The following is a summary of the TRS reference assets as of December 31, 2018:

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Notional Amount(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
Asurion, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 6.500%, 1.000% Floor(4)	8/4/2025	$2,945,455	$3,006,205	$3,004,363	$(1,842)
BW NHHC Holdco Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 5.000%(4)	5/15/2025	2,991,000	2,946,135	2,911,140	(34,995)
Comfort Holding, LLC	Consumer Goods: Durable	Senior Secured First Lien Term Loans LIBOR + 4.750%, 1.000% Floor(4)	2/5/2024	7,889,949	7,788,664	7,386,965	(401,699)
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 4.250%, 1.000% Floor(4)	12/1/2021	984,733	965,038	926,634	(38,404)
Deliver Buyer, Inc.	Capital Equipment	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor(5)	5/1/2024	5,996,885	5,973,054	5,996,885	23,831
Highline Aftermarket Acquisitions, LLC	Automotive	Senior Secured First Lien Term Loans LIBOR + 3.500%, 1.000% Floor(4)	4/26/2025	1,760,294	1,755,893	1,708,542	(47,351)
Iqor US Inc.	Services: Business	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor(4)	4/1/2021	4,474,751	4,385,256	4,001,188	(384,068)
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 5.250%, 1.000% Floor(5)	5/1/2024	1,825,622	1,825,622	1,807,731	(17,891)
Kronos Incorporated	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor(3)(5)	11/1/2024	2,000,000	1,980,000	1,971,260	(8,740)
LifeMiles Ltd.	Services: Consumer	Senior Secured First Lien Term Loans LIBOR + 5.500%, 1.000% Floor(3)(5)	8/18/2022	4,455,000	4,410,450	4,469,702	59,252
Lightstone Holdco LLC	Utilities: Electric	Senior Secured First Lien Term Loans LIBOR + 3.750%, 1.000% Floor(4)	1/30/2024	224,885	221,550	212,329	(9,221)
Lightstone Holdco LLC	Utilities: Electric	Senior Secured First Lien Term Loans LIBOR + 3.750%, 1.000% Floor(4)	1/30/2024	4,187,072	4,124,993	3,953,308	(171,685)
Midcoast Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 5.500%, 1.000% Floor(5)	8/1/2025	1,000,000	990,000	970,000	(20,000)
Midwest Physician Administrative Services, LLC	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loans LIBOR + 7.000%, 0.750% Floor(4)	8/15/2025	3,950,000	3,910,500	3,863,890	(46,610)
Preferred Proppants, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 5.750%, 1.000% Floor(5)	7/27/2020	5,887,969	5,578,851	2,060,789	(3,518,062)
Project Silverback Holdings Corp.	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 3.500%, 1.000% Floor(4)	8/21/2024	4,950,000	4,937,625	4,421,984	(515,641)

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Notional Amount(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
Sungard Availability Services Capital, Inc.	Services: Business	Senior Secured First Lien Term Loans LIBOR + 7.000%, 1.000% Floor(4)	9/30/2021	5,682,099	5,659,993	4,801,374	(858,619)
Tensar Corporation	Capital Equipment	Senior Secured First Lien Term Loans LIBOR + 4.750%, 1.000% Floor(5)	7/9/2021	6,900,187	6,831,185	6,710,432	(120,753)
The Imagine Group, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans LIBOR + 4.750%, 1.000% Floor(4)	6/21/2022	5,910,000	5,850,900	5,509,302	(341,598)
United Road Services, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loans LIBOR + 5.250%, 1.000% Floor(4)	9/1/2024	1,891,500	1,882,043	1,880,151	(1,892)
YRC Worldwide Inc.	Transportation: Cargo	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor(4)	7/26/2022	3,697,343	3,752,803	3,458,569	(294,234)
Total				$79,604,744	$78,776,760	$72,026,538	$(6,750,222)
Total accrued interest income, net of expenses							225,318
Total unrealized depreciation on TRS							$(6,524,904)

____________

(1)      All investments are domiciled in the United States.

(2)      Represents the cost of an investment in which the TRS is referenced.

(3)      The investment is not a qualifying asset as defined under Section 55(a) of the 1940 Act.

(4)      The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at December 31, 2018 was 2.50%. The interest rate is subject to a minimum LIBOR floor.

(5)      The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at December 31, 2018 was 2.81%. The interest rate is subject to a minimum LIBOR floor.

See accompanying notes to consolidated financial statements.

Sierra Income Corporation
Consolidated Schedule of Investments
As of December 31, 2017

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Non-controlled/non-affiliated investments – 124.0%
AAAHI Acquisition Corporation	Transportation: Consumer	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(4)(5)	12/15/2021	$7,098,364	$7,098,364	$7,098,364	1.0%
		Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(4)(5)(6)	12/14/2018	515,730	515,730	515,730	0.1%
				7,614,094	7,614,094	7,614,094
Advanced Diagnostic Holdings, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 8.500%, 0.875% Floor(4)(5)	12/11/2020	14,582,109	14,582,109	14,582,109	2.0%
				14,582,109	14,582,109	14,582,109
Alpha Media LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(7)	2/25/2022	6,166,263	5,961,599	5,917,762	0.8%
				6,166,263	5,961,599	5,917,762
Alpine SG, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)(6)	11/16/2022	4,642,857	4,642,857	4,642,857	0.6%
		Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)	11/16/2022	13,500,000	13,500,000	13,500,000	1.8%
				18,142,857	18,142,857	18,142,857
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)	9/25/2023	7,250,000	7,250,000	7,337,000	1.0%
				7,250,000	7,250,000	7,337,000
Amerijet Holdings, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(5)(7)	7/15/2021	13,349,908	13,349,908	13,616,906	1.8%
				13,349,908	13,349,908	13,616,906
AMMC CLO 17, Limited Series 2015-17A	Multi-Sector Holdings	Subordinated Notes 16.471% effective yield(8)(9)(10)	11/15/2027	5,000,000	3,537,556	4,237,500	0.6%
				5,000,000	3,537,556	4,237,500
Anaren, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(4)	8/18/2021	10,000,000	9,941,988	10,000,000	1.4%
				10,000,000	9,941,988	10,000,000
Answers Finance, LLC	High Tech Industries	Senior Secured First Lien Term Loan Base Rate + 5.000%	4/15/2021	1,288,514	1,288,514	1,288,514	0.2%
		Senior Secured Second Lien Term Loan Base Rate + 4.500%(19)	9/15/2021	2,003,594	2,003,594	2,003,594	0.3%
		Common Stock – 389,533 shares(11)		—	5,426,955	5,426,195	0.7%
				3,292,108	8,719,063	8,718,303
APCO Holdings, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(5)(7)	1/31/2022	4,124,797	4,033,466	4,124,797	0.6%
				4,124,797	4,033,466	4,124,797
Apidos CLO XXIV, Series 2016-24A	Multi-Sector Holdings	Subordinated Notes 8.748% effective yield(5)(8)(9)(10)	7/20/2027	18,357,647	14,627,243	14,497,034	2.0%
				18,357,647	14,627,243	14,497,034

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Asurion, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)	8/4/2025	5,950,000	5,950,000	6,069,000	0.8%
				5,950,000	5,950,000	6,069,000
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)(12)	3/31/2022	25,000,000	25,000,000	25,000,000	3.4%
				25,000,000	25,000,000	25,000,000
Barry’s Bootcamp Holdings, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)(6)	7/14/2022	8,571,429	8,571,429	8,571,429	1.2%
				8,571,429	8,571,429	8,571,429
Birch Communications Inc.	Telecommunications	Senior Secured First Lien Term Loan LIBOR + 7.250%, 1.000% Floor(5)(7)	7/17/2020	13,066,112	12,945,213	12,944,597	1.7%
				13,066,112	12,945,213	12,944,597
Black Angus Steakhouses, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(4)(5)(6)(12)	4/24/2020	892,857	892,857	725,670	0.1%
		Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(4)\(5)(12)	4/24/2020	19,123,884	19,123,884	18,399,089	2.5%
				20,016,741	20,016,741	19,124,759
Brook & Whittle Holding Corp.	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(4)(5)(6)	10/17/2023	3,041,785	3,041,785	3,041,785	0.4%
				3,041,785	3,041,785	3,041,785
Central States Dermatology Services, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(6)(7)	4/20/2022	2,975,910	2,975,910	2,975,910	0.4%
				2,975,910	2,975,910	2,975,910
Charming Charlie LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor, 1.500% PIK(4)(13)	12/24/2019	14,078,861	8,212,738	422,366	0.1%
		Senior Secured First Lien Term Loan Base Rate + 3.500%(6)(19)	6/8/2018	1,215,520	1,215,520	1,215,520
				15,294,381	9,428,258	1,637,886
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(5)(7)	10/4/2024	5,384,615	5,371,504	5,384,615	0.8%
		Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(5)(6)(7)	10/4/2024	297,949	294,015	297,949
				5,682,564	5,665,519	5,682,564
CP Opco, LLC	Services: Consumer	Senior Secured First Lien Term Loan Base Rate + 5.500%, PIK(5)(6)(13)	4/1/2019	224,970	209,515	59,729	0.0%
		Senior Secured First Lien Term Loan Base Rate + 8.500%, PIK(5)(13)	4/1/2019	1,655,407	717,016	—	0.0%
		Preferred Units LIBOR+9.500%, 1.000% Floor, PIK(4)(5)(12)		—	—	—	0.0%
		Common Units – 41 units(5)(11)		—	—	—	0.0%
				1,880,377	926,531	59,729
CPI International, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(5)(7)	7/28/2025	12,345,000	12,300,357	12,283,275	1.7%
				12,345,000	12,300,357	12,283,275

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
CSP Technologies North America, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(4)(5)	1/31/2022	4,948,749	4,948,749	4,948,749	0.7%
				4,948,749	4,948,749	4,948,749
CSTN Merger Sub Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan 6.750%(5)(8)(14)	8/15/2024	2,500,000	2,500,000	2,487,750	0.3%
				2,500,000	2,500,000	2,487,750
Deliver Buyer, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)	5/1/2024	3,034,875	3,017,378	3,034,875	0.4%
				3,034,875	3,017,378	3,034,875
DHISCO Electronic Distribution, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.500% Floor(5)(7)	11/10/2019	2,567,024	2,567,024	2,567,024	0.3%
		Senior Secured First Lien Term Loan LIBOR + 11.000%, 1.500% Floor, PIK(5)(7)(13)	11/10/2019	9,501,965	9,207,947	3,834,043	0.5%
		Senior Secured First Lien Term Loan LIBOR + 12.250%, 1.500% Floor, PIK(5)(7)(13)	11/10/2019	8,250,230	7,257,481	—	0.0%
		Senior Secured First Lien Term Loan LIBOR + 13.250%, 1.500% Floor, PIK(5)(7)(13)	11/10/2019	7,754,662	2,940,892	—	0.0%
		Common Units – 769,230 units(5)(11)		—	769,231	—	0.0%
				28,073,881	22,742,575	6,401,067
Drew Marine Partners, LP	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 7.000%, 1.000% Floor(7)	5/19/2021	10,000,000	10,048,123	10,000,000	1.4%
				10,000,000	10,048,123	10,000,000
Dryden 38 Senior Loan Fund, Series 2015-38A	Multi-Sector Holdings	Subordinated Notes 13.246% effective yield(8)(9)(10)	7/15/2027	7,000,000	4,919,153	5,032,300	0.7%
				7,000,000	4,919,153	5,032,300
Dryden 43 Senior Loan Fund, Series 2016-43A	Multi-Sector Holdings	Subordinated Notes 10.546% effective yield(5)(8)(9)(10)	7/20/2029	3,620,000	2,954,917	2,874,642	0.4%
				3,620,000	2,954,917	2,874,642
Dryden 49 Senior Loan Fund, Series 2017-49A	Multi-Sector Holdings	Subordinated Notes 13.408% effective yield(5)(9)(10)	7/18/2030	17,233,288	15,325,601	15,777,075	2.1%
				17,233,288	15,325,601	15,777,075
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan 13.500% PIK + LIBOR(5)(7)	6/6/2018	9,910,049	9,910,049	8,435,434	1.1%
				9,910,049	9,910,049	8,435,434
Elite Comfort Solutions LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(6)(7)	1/15/2021	9,666,845	9,666,845	9,666,845	1.3%
				9,666,845	9,666,845	9,666,845
Engineered Machinery Holdings, Inc.	Capital Equipment	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(4)(5)	7/18/2025	2,010,638	1,991,468	1,990,532	0.3%
		Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(4)(5)(6)	7/18/2025	201,064	201,064	198,670	0.0%
				2,211,702	2,192,532	2,189,202

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Senior secured first lien notes 12.000%(5)	12/31/2020	6,585,000	6,585,000	6,610,023	0.9%
		Preferred Equity – 1,646,250 units(5)(11)		—	1,646,250	1,646,250	0.2%
				6,585,000	8,231,250	8,256,273
FKI Security Group, LLC	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(5)(7)	3/30/2020	11,562,500	11,562,500	11,562,500	1.6%
				11,562,500	11,562,500	11,562,500
Friedrich Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(5)(7)	2/7/2023	13,806,751	13,806,751	14,004,188	1.9%
				13,806,751	13,806,751	14,004,188

Frontier Communications Corp.	Telecommunications	Senior secured first lien notes 10.500%(8)(9)	9/15/2022	2,000,000	2,000,000	1,513,800	0.2%
				2,000,000	2,000,000	1,513,800
Genex Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(7)	5/28/2021	4,141,927	4,095,099	4,141,927	0.6%
		Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(7)	5/30/2022	9,500,000	9,521,331	9,448,700	1.3%
				13,641,927	13,616,430	13,590,627
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 10.250%, 1.000% Floor(4)	1/20/2022	10,000,000	10,000,000	9,752,000	1.3%
				10,000,000	10,000,000	9,752,000
Global Eagle Entertainment, Inc.	Telecommunications	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(5)(15)	1/6/2023	4,121,250	4,053,177	4,121,250	0.6%
				4,121,250	4,053,177	4,121,250
Green Field Energy Services, Inc.	Energy: Oil & Gas	Senior Secured First Lien Notes 13.000%(5)(8)(13)	11/15/2016	766,616	754,615	122,658	0.0%
		Warrants – 0.00% of outstanding equity(5)(11)		—	29,000	—	0.0%
				766,616	783,615	122,658
HBC Holdings LLC	Wholesale	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)	3/30/2020	12,262,500	12,262,500	12,252,690	1.7%
				12,262,500	12,262,500	12,252,690
Heligear Acquisition Co.	Aerospace & Defense	Senior secured first lien notes 10.250%(5)(8)	10/15/2019	15,000,000	15,000,000	15,318,000	2.1%
				15,000,000	15,000,000	15,318,000
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior secured first lien notes 8.875%(5)(8)	3/15/2025	2,000,000	2,000,000	1,776,200	0.2%
				2,000,000	2,000,000	1,776,200
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(4)	5/29/2018	4,515,605	4,503,823	3,216,465	0.4%
				4,515,605	4,503,823	3,216,465
Hylan Datacom & Electrical LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(5)(7)	7/25/2021	15,059,976	15,059,976	15,210,575	2.1%
				15,059,976	15,059,976	15,210,575

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Ignite Restaurant Group, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan Base Rate + 6.000%(13)(19)	2/13/2019	6,354,341	6,140,155	217,318	0.0%
				6,354,341	6,140,155	217,318
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(4)	7/20/2022	25,000,000	25,000,000	25,000,000	3.4%
				25,000,000	25,000,000	25,000,000
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(4)(5)(16)	6/21/2023	8,950,000	8,826,856	8,815,750	1.2%
				8,950,000	8,826,856	8,815,750
Impact Sales, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(4)(5)(6)	12/30/2021	4,853,857	4,853,857	4,720,525	0.6%
				4,853,857	4,853,857	4,720,525
Interflex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(5)(7)	8/18/2022	14,137,500	14,137,500	14,137,500	1.9%
				14,137,500	14,137,500	14,137,500
Invision Diversified, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(5)(7)(12)	6/30/2020	23,866,435	23,866,435	24,105,100	3.3%
				23,866,435	23,866,435	24,105,100
IOP Monroe Acquisition, Inc.	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(5)(6)(7)	4/1/2022	975,000	975,000	975,000	0.1%
				975,000	975,000	975,000
Isola USA Corp.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 8.250%, 1.000% Floor(4)(13)	11/29/2018	9,131,742	7,707,403	5,547,533	0.7%
				9,131,742	7,707,403	5,547,533
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(4)(5)(16)	5/1/2025	7,000,000	6,870,343	6,898,500	0.9%
				7,000,000	6,870,343	6,898,500
L&S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)	2/15/2022	11,562,500	11,562,500	11,709,344	1.6%
				11,562,500	11,562,500	11,709,344
Lighthouse Network, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(5)(7)(16)	11/28/2025	9,950,000	9,851,416	9,850,500
				9,950,000	9,851,416	9,850,500
Livingston International Inc.	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.250% Floor(4)(9)	4/17/2020	4,613,287	4,480,497	4,520,560	0.6%
				4,613,287	4,480,497	4,520,560
LSF9 Atlantis Holdings, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(5)(7)	5/1/2023	6,621,575	6,569,770	6,621,575	0.9%
				6,621,575	6,569,770	6,621,575
LTCG Holdings Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)	6/6/2020	2,838,571	2,832,091	2,737,234	0.4%
				2,838,571	2,832,091	2,737,234

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Magnetite XIX, Limited	Multi-Sector Holdings	Subordinated Notes LIBOR + 7.610%(8)(9)(10)	7/17/2030	2,000,000	1,875,000	1,875,000	0.3%
		Subordinated Notes 14.525% effective yield(5)(8)(9)(10)	7/17/2030	13,730,209	12,256,271	12,255,585	1.7%
				15,730,209	14,131,271	14,130,585
Manna Pro Products, LLC	Consumer Goods: Non-durable	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	12/8/2023	4,166,667	4,166,667	4,166,667
				4,166,667	4,166,667	4,166,667
Nathan’s Famous Inc.	Beverage & Food	Senior secured first lien notes 6.625%(5)(8)(9)(14)	11/1/2025	4,950,000	4,967,041	5,144,535	0.7%
				4,950,000	4,967,041	5,144,535
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(4)(5)(16)	7/14/2022	15,877,190	15,867,455	15,877,190	2.1%
				15,877,190	15,867,455	15,877,190
Novetta Solutions, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)	10/16/2023	11,000,000	10,915,540	10,225,600	1.4%
				11,000,000	10,915,540	10,225,600
Nuspire, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	11/8/2022	6,310,000	6,310,000	6,310,000	0.9%
				6,310,000	6,310,000	6,310,000
Omnitracs, LLC	Telecommunications	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(4)	5/25/2021	7,000,000	7,009,042	7,000,000	0.9%
				7,000,000	7,009,042	7,000,000
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loan LIBOR + 8.500%, 0.750% Floor, 3.000% PIK(4)(5)	12/31/2018	12,450,782	12,450,782	12,450,782	1.7%
		Senior Secured First Lien Term Loan LIBOR + 8.500%, 0.750% Floor, 3.000% PIK(4)(5)	12/31/2018	8,751,527	8,751,527	8,751,527	1.2%
				21,202,309	21,202,309	21,202,309
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor(4)(5)	10/11/2021	14,815,737	14,339,545	14,894,260	2.0%
		Warrants – 2.09% of outstanding equity(5)(11)		—	669,709	111,251	0.0%
				14,815,737	15,009,254	15,005,511
Payless Holdings LLC	Retail	Common Stock – 37,126 shares(11)		—	543,120	543,153	0.1%
				—	543,120	543,153
Petco Animal Supplies, Inc.	Retail	Senior Secured First Lien Term Loan LIBOR + 3.000%, 1.000% Floor(4)(16)	1/26/2023	1,984,848	1,844,566	1,493,598	0.2%
				1,984,848	1,844,566	1,493,598
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(4)(5)(12)(16)	9/3/2023	9,000,000	9,000,000	9,000,000	1.2%
				9,000,000	9,000,000	9,000,000

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Preferred Proppants, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)	7/27/2020	5,933,969	4,953,814	5,454,504	0.7%
				5,933,969	4,953,814	5,454,504
Press Ganey Holdings, Inc	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 6.500%, 1.000% Floor(7)	10/21/2024	8,753,172	8,823,199	8,753,172	1.2%
				8,753,172	8,823,199	8,753,172
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4)(5)(6)	11/30/2021	8,042,410	8,042,410	8,042,410	1.1%
				8,042,410	8,042,410	8,042,410
Reddy Ice Corporation	Beverage & Food	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.250% Floor(4)(5)	11/1/2019	2,000,000	2,000,000	1,913,600	0.3%
				2,000,000	2,000,000	1,913,600
RESIC Enterprises, LLC	Beverage & Food	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(5)(7)	11/10/2025	15,000,000	15,000,000	15,000,000	2.0%
				15,000,000	15,000,000	15,000,000
Resolute Investment Managers, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 7.500%, 1.000% Floor(4)(5)	4/30/2023	9,950,000	9,866,809	9,950,000	1.3%
				9,950,000	9,866,809	9,950,000
Rhombus Cinema Holdings, LP	Media: Diversified & Production	Preferred Equity 10.000% PIK – 7,449 shares(5)(9)		—	4,584,207	5,123,448	0.7%
		Common Units – 3,163 units(5) (9)(11)		—	3,162,793	1,848,273	0.2%
				—	7,747,000	6,971,721
RMS Holding Company, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor (4) (5)	11/16/2022	14,962,500	14,962,500	14,962,500	2.0%
		Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	11/16/2022	1,262,593	1,262,593	1,262,593	0.2%
				16,225,093	16,225,093	16,225,093
SavATree, LLC	Environmental Industries	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(5)(6)(7)	6/2/2022	4,058,089	4,058,089	4,082,837	0.6%
				4,058,089	4,058,089	4,082,837
SFP Holding, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(4)(5)(6)	9/1/2022	4,277,778	4,277,778	4,277,778	0.6%
		Equity – 0.94% of outstanding equity(5)(11)		—	400,000	400,000	0.1%
				4,277,778	4,677,778	4,677,778
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(4)(5)	7/31/2020	22,187,500	22,187,500	21,284,469	2.9%
				22,187,500	22,187,500	21,284,469
Simplified Logistics, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)(6)	2/28/2022	402,500	402,500	402,500	0.1%
		Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)(6)	2/28/2022	17,855,593	17,855,593	17,855,593
				18,258,093	18,258,093	18,258,093

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Sizzling Platter, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(7)	4/28/2020	15,000,000	15,000,000	15,000,000	2.0%
				15,000,000	15,000,000	15,000,000
SMART Financial Operations, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(4)(5)(6)	11/22/2021	3,700,000	3,700,000	3,798,000	0.5%
		Preferred Equity – 1,000,000 units(5)(9)(11)		1,000,000	1,000,000	1,050,000	0.1%
				4,700,000	4,700,000	4,848,000
Smile Doctors LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(5)(7)	10/6/2022	4,401,871	4,401,871	4,401,870	0.6%
		Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(5)(6)(7)	10/6/2022	823,065	823,065	823,065	0.1%
				5,224,936	5,224,936	5,224,935
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)	6/2/2022	4,838,750	4,838,750	4,838,750	0.7%
				4,838,750	4,838,750	4,838,750
SRS Software, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(4)(5)(6)	2/17/2022	19,353,750	19,353,750	19,522,128	2.6%
				19,353,750	19,353,750	19,522,128
Starfish Holdco LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor(4)(5)	8/18/2025	4,000,000	3,942,308	3,940,000	0.5%
				4,000,000	3,942,308	3,940,000
TCH-2 Holdings, LLC	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(7)(16)	11/6/2021	3,636,364	3,603,131	3,636,364	0.5%
				3,636,364	3,603,131	3,636,364
Techniplas, LLC	Automotive	Senior Secured First Lien Notes 10.000%(8)	5/1/2020	6,000,000	6,000,000	4,930,200	0.7%
				6,000,000	6,000,000	4,930,200
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)	5/24/2021	9,375,000	9,345,609	9,277,500	1.3%
				9,375,000	9,345,609	9,277,500
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(4)(5)(16)	5/27/2022	7,500,000	7,500,000	7,500,000	1.0%
				7,500,000	7,500,000	7,500,000
Transocean Phoenix 2 Ltd.	Energy: Oil & Gas	Senior Secured First Lien Notes 7.750%(5)(8)(14)	10/15/2024	6,750,000	6,648,755	7,342,650	1.0%
				6,750,000	6,648,755	7,342,650
Truco Enterprises, LP	Beverage & Food	Senior Secured First Lien Term Loan LIBOR + 7.190%, 1.000% Floor(5)(7)	4/26/2021	9,567,540	9,567,540	9,567,540	1.3%
				9,567,540	9,567,540	9,567,540

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
True Religion Apparel, Inc.	Retail	Senior Secured First Lien Term Loan 10.000%	10/27/2022	147,321	140,238	139,999	0.0%
		Common Stock – 1,964 shares(11)		—	—	—	0.0%
		Warrants – 0.10% of outstanding equity(11)		—	—	—	0.0%
				147,321	140,238	139,999
U.S. Auto Sales Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 11.750%, 1.000% Floor(5)(7)(12)	6/8/2020	5,500,000	5,500,000	5,544,550	0.7%
				5,500,000	5,500,000	5,544,550
U.S. Well Services, LLC	Energy: Oil & Gas	Warrants – 2.04% of outstanding equity(11)	2/21/2019	—	173	—	0.0%
				—	173	—
Vail Holdco Corp.	Wholesale	Preferred Equity 12.500% PIK – 19,700 shares(5)(11)		—	18,839,643	18,839,110	2.5%
		Preferred Equity – 15,250 shares(5)(11)		—	15,250,000	15,250,000	2.1%
		Warrants – 0.985% of outstanding equity(5)(11)		—	860,357	860,310	0.1%
				—	34,950,000	34,949,420
Valence Surface Technologies, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4)(5)	6/13/2019	4,077,629	4,069,535	4,042,562	0.5%
				4,077,629	4,069,535	4,042,562
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loan 12.000%(5)	8/15/2018	698,931	698,931	698,931	0.1%
		Senior Secured First Lien Term Loan LIBOR + 4.000%, 1.000% Floor(5)(13)(15)	5/14/2021	1,683,230	995,554	185,155	0.0%
		Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(5)(13)(15)	5/13/2022	20,625,000	18,717,854	206,250	0.0%
				23,007,161	20,412,339	1,090,336
VOYA CLO 2016-2, LTD.	Multi-Sector Holdings	Subordinated Notes 7.635% effective yield(5)(8)(9)(10)	7/19/2028	22,842,661	19,102,817	17,792,149	2.4%
				22,842,661	19,102,817	17,792,149
Watermill-QMC Holdings, Corp.	Automotive	Equity – 2.3% partnership interest(5)(9)(11)		—	902,277	1,170,254	0.2%
				—	902,277	1,170,254
YRC Worldwide Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(9)	7/26/2022	8,569,133	8,379,051	8,522,859	1.2%
				8,569,133	8,379,051	8,522,859
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(7)	10/8/2020	4,646,901	4,620,082	4,646,901	0.6%
				4,646,901	4,620,082	4,646,901
Total non-controlled/non-affiliated investments					$975,968,734	$917,820,822	124.0%

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Controlled/affiliated investments – 19.8%(17)
AAR Intermediate Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)(5)(6)	9/30/2021	188,669	188,669	188,669	0.0%
		Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)(5)	9/30/2021	3,144,481	3,144,481	3,144,481	0.4%
		Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor, PIK(4)(5)	9/30/2021	7,078,964	6,066,217	7,078,964	1.0%
		Membership Units – 7.55 units(5)(11)		—	—	—	0.0%
				10,412,114	9,399,367	10,412,114
Access Media Holdings, LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan 5.000%, 5.000% PIK(5)	7/22/2020	7,390,587	7,390,587	7,390,587	1.0%
		Common Stock – 14 units(5)(9)(11)		—	—	—	0.0%
		Preferred Equity – 1,400,000 units(5)(9)(11)		—	1,400,000	—	0.0%
		Preferred Equity – 700,000 units(5)(9)(11)		—	700,000	—	0.0%
		Preferred Equity – 466,200 units(5)(6)(9)(11)		—	466,200	130,200	0.0%
				7,390,587	9,956,787	7,520,787
Capstone Nutrition, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4)(5)(13)	9/25/2020	20,286,895	15,619,898	12,042,301	1.6%
		Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4)(5)(13)	9/25/2020	8,778,122	6,869,187	5,210,693	0.7%
		Common Stock – 2,197.8 shares(5)(11)		—	9	—	0.0%
		Common Stock – 3,498.5 shares(5)(11)		—	—	—	0.0%
		Common Stock – 7,068.3 shares(5)(11)		—	300,002	—	0.0%
				29,065,017	22,789,096	17,252,994
MCM 500 East Pratt Holdings, LLC	Banking, Finance, Insurance & Real Estate	Equity – 455,871 units(9)(11)		—	455,871	455,871	0.1%
				—	455,871	455,871
MCM Capital Office Park Holdings LLC	Banking, Finance, Insurance & Real Estate	Equity – 7,500,000 units(6)(9)(11)		—	7,500,000	7,500,000	1.0%
				—	7,500,000	7,500,000
Nomida, LLC	Construction & Building	Senior Secured First Lien Term Loan 10.000%(9)	12/1/2020	2,935,000	2,935,000	2,935,000	0.4%
		Equity 5,400,000 units(9)(11)		—	5,400,000	5,400,000	0.7%
				2,935,000	8,335,000	8,335,000
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity – 87.5% ownership of SIC Senior Loan Strategy JV I LLC(6)(9)		79,816,250	79,816,250	79,515,513	10.7%
				79,816,250	79,816,250	79,515,513

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
TwentyEighty, Inc.	Services: Business	Senior Secured First Lien Term Loan 1.000%, 7.000% PIK(4)	3/31/2020	6,696,055	6,696,055	6,696,055	0.9%
		Senior Secured First Lien Term Loan 0.250%, 8.750% PIK(4)	3/31/2020	6,122,689	5,627,149	5,501,849	0.7%
		Senior Secured First Lien Term Loan LIBOR + 3.500%, 1.000% Floor, 4.500% PIK(4)(6)	3/31/2020	3,098,085	3,084,498	3,098,085	0.4%
		Common Units – 58,098 units(11)		—	—	—	0.0%
				15,916,829	15,407,702	15,295,989
Total controlled/affiliated investments					$153,660,073	$146,288,268	19.8%
Money market fund – 2.5%
Federated Institutional Prime Obligations Fund(18)		Money Market 1.440%		12,932,993	12,932,993	12,932,993	1.7%
Total money market fund					$12,932,993	$12,932,993	1.7%
Derivative Instrument – Long Exposure		Notional Amount	Unrealized Appreciation/ (Depreciation)
Total return swap with Citibank, N.A. (Note 5)	Total Return Swap	175,519,693	(5,354,868)
Total derivative instrument – long exposure		175,519,693	(5,354,868)

____________

(1)      All of the Company’s investments are domiciled in the United States except for Livingston International Inc., which is domiciled in Canada and AMMC CLO 17, Limited Series 2015-17A, Apidos CLO XXIV, Series 2016-24A, Dryden 38 Senior Loan Fund, Series 2015-38A, Dryden 43 Senior Loan Fund, Series 2016-43A, Dryden 49 Senior Loan Fund, 2017-49A, Magnetite XIX, Limited and VOYA CLO 2016-2, LTD. which are all domiciled in the Cayman Islands. All foreign investments were denominated in US Dollars.

(2)      Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of ASC 820 fair value hierarchy.

(3)      Percentage is based on net assets of $739,986,569 as of December 31, 2017.

(4)      The interest rate on these loans is subject to a base rate plus 3 Month “3M” LIBOR, which at December 31, 2017 was 1.69%. As the interest rate is subject to a minimum LIBOR floor, the prevailing rate in effect at December 31, 2017 was the base rate plus the LIBOR floor or 3M LIBOR.

(5)      An affiliated fund that is managed by an affiliate of SIC Advisors LLC also holds an investment in this security.

(6)      The investment has an unfunded commitment as of December 31, 2017. For further details see Note 11. Fair value includes an analysis of the unfunded commitment.

(7)      The interest rate on these loans is subject to a base rate plus 1 Month “1M” LIBOR, which at December 31, 2017 was 1.57%. As the interest rate is subject to a minimum LIBOR floor, the prevailing rate in effect at December 31, 2017 was the base rate plus the LIBOR floor or 1M LIBOR.

(8)      Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $97,200,003 or 13.1% of net assets as of December 31, 2017 and are considered restricted.

(9)      The investment is not a qualifying asset as defined under Section 55(a) of the 1940 Act. Non-qualifying assets represent 17.6% of the Company’s portfolio at fair value.

(10)    This investment is in the equity class of a collateralized loan obligation (“CLO”). The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current effective yield is based on the current projections of this excess cash flow taking into account assumptions that have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.

(11)    Security is non-income producing.

(12)    A portion of this investment was sold via a participation agreement. The listed amount is the portion retained by Sierra Income Corporation.

(13)    The investment was on non-accrual status as of December 31, 2017.

(14)    Represents securities in Level 2 in the ASC 820 table (see Note 4).

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

(15)    The interest rate on these loans is subject to a base rate plus 6 month “6M” LIBOR, which at December 31, 2017 was 1.84%. As the interest rate is subject to a minimum LIBOR floor, the prevailing rate in effect at December 31, 2017 was the base rate plus the LIBOR floor or 6M LIBOR.

(16)    Security is also held in the underlying portfolio of the total return swap with Citibank, N.A. (see Note 5). The Company’s total exposure to Imagine! Print Solutions, Inc., Keystone Acquisition Corp., Lighthouse Network, LLC, New Media Holdings II LLC, Petco Animal Supplies, Inc., PetroChoice Holdings, LLC, TCH-2 Holdings, LLC, and The Octave Music Group, Inc. is $14,726,050 or 2.0%, $8,742,563 or 1.2%, $12,288,250 or 1.7%. $16,824,754 or 2.3%, $10,211,119 or 1.4%, $13,962,025 or 1.9%, $6,805,128 or 0.9%, and $8,451,073 or 1.1%, respectively, of Net Assets as of December 31, 2017.

(17)    Affiliate Investments are defined by the 1940 Act as investments in companies in which the Company owns at least 5% but no more than 25% of the voting securities or we are under common control with such portfolio company. Control Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(18)    Represents securities in Level 1 in the ASC 820 table (see Note 4).

(19)    The interest rate on these loans is subject to a base rate plus a spread. The base rate in effect at December 31, 2018 was the Prime Rate of 4.500%.

The following is a summary of the TRS reference assets as of December 31, 2017:

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Notional Amount(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
AP Gaming I, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4)	2/15/2024	$4,565,000	$4,555,025	$4,596,407	$41,382
Amplify Snack Brands, Inc.	Beverage & Food	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4)	9/4/2023	1,358,684	1,345,098	1,351,347	6,250
AmWINS Group, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 6.750%, 1.000% Floor(4)	1/25/2025	4,000,000	3,970,000	4,038,000	68,000
Anaren, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loan LIBOR + 4.500%, 1.000% Floor(6)	2/18/2021	4,610,439	4,564,335	4,610,439	46,104
Atrium Innovations, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 3.250%, 1.000% Floor(3)(6)	2/15/2021	4,961,819	4,955,617	4,974,224	18,607
BCPE Eagle Buyer LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(4)	3/18/2024	4,975,000	4,925,250	4,850,625	(74,625)
Brand Energy & Infrastructure Services, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(6)	6/17/2024	5,985,000	6,013,671	6,004,451	(9,220)
Comfort Holding, LLC	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(4)	2/5/2024	6,965,000	6,895,350	6,281,594	(613,756)
Comfort Holding, LLC	Consumer Goods: Durable	Senior Secured Second Lien Term Loan LIBOR + 10.000%, 1.000% Floor(4)	2/3/2025	1,500,000	1,440,000	1,266,900	(173,100)
CPI Holdco, LLC	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 3.500%, 1.000% Floor(6)	7/26/2024	3,960,031	3,940,230	3,989,731	49,500
CPI International, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loan LIBOR + 3.500%, 1.000% Floor(4)	7/26/2024	4,000,000	4,000,000	4,023,320	23,320
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(4)	12/1/2021	994,911	975,013	994,911	19,898
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(6)	8/31/2020	1,222,222	1,100,000	1,100,000	—

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Notional Amount(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 7.125%, 1.250% Floor(6)	9/30/2020	1,650,000	1,641,125	1,133,006	(508,119)
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured Second Lien Term Loan LIBOR + 7.125%, 1.250% Floor(6)	9/30/2020	2,596,305	2,676,375	832,973	(1,843,402)
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(6)	6/21/2022	5,970,000	5,910,300	5,910,300	—
Iqor US Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(6)	4/1/2021	4,521,363	4,430,936	4,484,649	53,714
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(6)	5/1/2024	1,844,063	1,844,063	1,853,283	9,220
Kingpin Intermediate Holdings LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(6)	7/3/2024	3,987,500	3,967,563	4,027,375	59,813
KNB Holdings Corporation	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(6)	4/26/2024	2,950,000	2,912,375	2,957,375	45,000
Kronos Incorporated	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)(6)	11/1/2024	2,000,000	1,980,000	2,073,000	93,000
LifeMiles Ltd.	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(3)(6)	8/18/2022	4,950,000	4,900,500	4,900,500	—
Lighthouse Network, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.500%, 1.000% Floor(4)	11/29/2024	2,450,000	2,437,750	2,437,750	—
Lightstone HoldCo LLC	Utilities: Electric	Senior Secured First Lien Term Loan LIBOR + 4.500%, 1.000% Floor(4)	1/30/2024	2,965,000	2,905,700	2,975,822	70,122
Liquidnet Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(4)	7/15/2024	2,962,500	2,932,875	2,969,906	37,031
MH SUB I, LLC	Services: Consumer	Senior Secured Second Lien Term Loan LIBOR + 7.500%, 1.000% Floor(6)	9/15/2025	1,950,000	1,930,500	1,918,215	(12,285)
MH SUB I, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 3.750%, 1.000% Floor(6)	9/13/2024	1,600,000	1,592,000	1,603,600	11,600
Midwest Physician Administrative Services, LLC	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 7.000%, 1.000% Floor(6)	8/15/2025	3,950,000	3,910,500	3,910,500	—
MPH Acquisition Holdings LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 3.000%, 1.000% Floor(6)	6/7/2023	4,721,347	4,707,708	4,727,909	20,201
Neustar, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 3.750%, 1.000% Floor(6)	8/8/2024	2,000,000	1,990,000	2,016,000	26,000
Neustar, Inc.	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 8.000%, 1.000% Floor(6)	8/8/2025	1,000,000	985,000	1,009,060	24,060

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Notional Amount(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(4)	7/14/2022	945,201	947,564	945,201	(2,363)
Nine West Holdings, Inc.	Consumer Goods: Non-durable	Senior Secured First Lien Term Loan LIBOR + 3.750%, 1.000% Floor(6)	10/8/2019	5,758,716	5,744,319	5,151,172	(593,148)
Petco Animal Supplies, Inc.	Retail	Senior Secured First Lien Term Loan LIBOR + 3.000%, 1.000% Floor(6)	1/26/2023	8,854,974	8,717,521	6,663,368	(2,054,154)
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(5)	8/22/2022	4,962,025	4,962,025	4,962,025	—
Rough Country, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 4.500%, 1.000% Floor(4)	5/25/2023	2,798,723	2,770,735	2,786,968	16,233
SESAC Holdco II LLC	Media: Broadcasting & Subscription	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(4)	2/24/2025	2,000,000	1,980,000	1,965,000	(15,000)
Silversea Cruise Finance Ltd.	Hotel, Gaming & Leisure	Senior Secured First Lien Notes 7.250%(4)	2/1/2025	1,000,000	1,000,000	1,077,500	77,500
Sparta Systems, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 4.000%, 1.000% Floor(6)	8/21/2024	5,000,000	4,987,500	5,037,500	50,000
Sungard Availability Services Capital Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(4)	9/30/2021	7,989,438	7,956,046	7,330,309	(625,737)
TCH-2 Holdings, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 4.000%, 1.250% Floor(4)	5/6/2021	3,185,696	3,168,764	3,200,032	31,268
Tensar Corporation	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(4)	7/9/2021	11,114,962	11,003,812	10,781,513	(222,299)
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(4)	5/28/2021	945,165	951,073	945,165	(5,907)
tronc, Inc.	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(3)(4)	8/4/2021	6,611,111	6,545,000	6,660,694	115,694
United Road Services, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(4)	9/1/2024	1,950,000	1,940,250	1,940,250	—
US Shipping Partners LP	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor	6/26/2021	1,688,831	1,676,165	1,486,171	(189,993)
VCVH Holding Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(6)	6/1/2023	987,500	977,625	991,648	14,023
Veresen Midstream Limited Partnership	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 3.000%, 1.000% Floor(3)(6)	3/31/2022	2,962,025	2,926,185	2,982,019	55,834

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2017

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Notional Amount(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
Wink Holdco, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 3.000%, 1.000% Floor(6)	12/2/2024	2,000,000	1,995,000	2,008,760	13,760
Wink Holdco, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 6.750%, 1.000% Floor(6)	12/1/2025	2,950,000	2,935,250	2,935,250	—
Total				$176,870,551	$175,519,693	$169,673,718	$(5,845,975)
Total accrued interest income, net of expenses							491,107
Total unrealized depreciation on TRS							$(5,354,868)

____________

(1)      All investments are domiciled in the United States.

(2)      Represents the cost of an investment in which the TRS is referenced.

(3)      The investment is not a qualifying asset as defined under the 1940 Act.

(4)      The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at December 31, 2017 was 1.56%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at December 31, 2017, the prevailing rate in effect at December 31, 2017 was the base rate plus the LIBOR floor.

(5)      The interest rate on these loans is subject to a base rate plus 2 Month (“2M”) LIBOR, which at December 31, 2017 was 1.62%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 2M LIBOR rate at December 31, 2017, the prevailing rate in effect at December 31, 2017 was the base rate plus the LIBOR floor.

(6)      The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at December 31, 2017 was 1.69%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at December 31, 2017, the prevailing rate in effect at December 31, 2017 was the base rate plus the LIBOR floor.

See accompanying notes to consolidate financial statements

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 1. Organization

Sierra Income Corporation (the “Company”) was incorporated under the general corporation laws of the State of Maryland on June 13, 2011 and formally commenced operations on April 17, 2012. The Company is an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). The Company is externally managed by SIC Advisors LLC (“SIC Advisors”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). SIC Advisors is a wholly owned subsidiary of Medley LLC, which is controlled by Medley Management Inc., a publicly traded asset management firm (NYSE: MDLY), which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. The term “Medley” refers to the collective activities of Medley Capital LLC, Medley LLC, Medley Management Inc., Medley Group LLC, SIC Advisors, associated investment funds and their respective affiliates. The Company has elected, and intends to qualify annually, to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s fiscal year-end is December 31.

On April 17, 2012, the Company successfully reached its minimum escrow requirement and officially commenced operations by issuing 1,108,033 shares of common stock to SIC Advisors for gross proceeds of $10,000,000. On July 2, 2018, the Company’s board of directors determined to terminate the Company’s offering effective as of July 31, 2018. As of December 31, 2018, the Company has sold a total of 98,502,907 shares of common stock, which includes shares issued as part of the distribution reinvestment plan (see Note 13), for total proceeds of $1.0 billion, which includes the shares sold to SIC Advisors. The proceeds from the issuance of common stock are presented in the Company’s consolidated statements of changes in net assets and Consolidated Statements of Cash Flows and are presented net of selling commissions and dealer manager fees.

On August 15, 2013, the Company formed Arbor Funding LLC (“Arbor”), a wholly-owned financing subsidiary.

On June 18, 2014, the Company formed Alpine Funding LLC (“Alpine”), a wholly-owned financing subsidiary.

The Company has formed and expects to continue to form certain taxable subsidiaries (the “Taxable Subsidiaries”), which are taxed as corporations for U.S. federal income tax purposes. Taxable Subsidiaries allow the Company to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code.

The Company’s investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. The Company intends to meet its investment objective by investing primarily in the debt of privately owned U.S. companies with a focus on senior secured debt, second lien debt and, to a lesser extent, subordinated debt. The Company will originate transactions sourced through SIC Advisors’ direct origination network, and also expects to acquire debt securities through the secondary market. The Company may make equity investments in companies that it believes will generate appropriate risk adjusted returns, although it does not expect such investments to be a substantial portion of the portfolio.

Agreements and Plan of Mergers

On August 9, 2018, the Company entered into definitive agreements to acquire Medley Capital Corporation (NYSE/TASE: MCC, “MCC”) and Medley Management Inc.(NYSE: MDLY, “MDLY”). Pursuant to the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and Sierra (the “MCC Merger Agreement”), MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into the Company, with the Company as the surviving entity (the “Combined Company”) in the merger (the “MCC Merger”). Under the MCC Merger, each share of MCC’s common stock issued and outstanding immediately prior to the MCC Merger effective time, other than shares of MCC’s common stock held by MCC, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive 0.8050 shares of the Company’s common stock.

Simultaneously, pursuant to the Agreement and Plan of Merger (the “MDLY Merger Agreement”), dated as of August 9, 2018, by and among MDLY, the Company, and Sierra Management, Inc., a newly formed Delaware

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 1. Organization (cont.)

corporation and a wholly owned subsidiary of the Company (“Merger Sub”), MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the Merger (the “MDLY Merger” together with the MCC Merger, the “Mergers”), and MDLY’s existing asset management business will continue to operate as a wholly owned subsidiary of the Combined Company. In the MDLY Merger, each share of MDLY Class A common stock, issued and outstanding immediately prior to the MDLY Merger effective time, other than Dissenting Shares (as defined in the MDLY Merger Agreement) and shares of MDLY Class A common stock held by MDLY, the Company or their respective wholly owned subsidiaries, will be converted into the right to receive (i) 0.3836 shares of our common stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY’s stockholders will have the right to receive certain dividends and/or other payments. If the Mergers are successfully consummated, our common stock will be listed on the New York Stock Exchange under the symbol “SRA” and the Tel Aviv Stock Exchange, with such listings expected to be effective as of the closing date of the Mergers. Upon completion of the Mergers, the investment portfolios of MCC and the Company would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by MCC Advisors LLC, its wholly controlled adviser subsidiary.

The Mergers are subject to the satisfaction or waiver of closing conditions, including, but not limited to: (a) the approval of the MCC Merger and the MDLY Merger by our stockholders by the affirmative vote of at least a majority of all our stockholders, the approval of the adoption of the MCC Merger Agreement by MCC’s stockholders, and the approval of the adoption of the MDLY Merger Agreement by MDLY’s stockholders, voting separately at their respective special meetings; (b) the receipt of an exemptive order from the SEC, an exemptive application for which has been filed by the Company, MCC and MDLY and certain of their subsidiaries; and (c) the approval by the SBA relating to the transfer of MCC’s SBIC license. No assurance can be given that such SEC exemptive order will be issued or SBA approval will be received or that any of the other closing conditions will be satisfied or waived.

Note 2. Significant Accounting Policies

Basis of Presentation

The Company follows the accounting and reporting guidance in the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 946 — Financial Services, Investment Companies (“ASC 946”). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”) and includes the accounts of the Company and its wholly-owned subsidiaries, Alpine, Arbor, and the Taxable Subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All references made to the “Company,” “we,” and “us” herein include Sierra Income Corporation and its consolidated subsidiaries, except as stated otherwise.

Additionally, the accompanying consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-K and Article 6 of Regulation S-X. In the opinion of management, the audited financial results included herein contain all adjustments and reclassifications, which are of a normal recurring nature, that are necessary for the fair presentation of financial statements for the periods included herein.

Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid investments or investments with original maturities of three months or less. Cash and cash equivalents include deposits in money market mutual funds. The Company deposits its cash in major United States financial institutions which, at times, may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Offering Costs

Offering costs incurred directly by the Company are expensed in the period incurred.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 2. Significant Accounting Policies (cont.)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Financing Costs

Financing costs, incurred in connection with the Company’s credit facilities (see Note 6), are deferred and amortized over the life of each corresponding facility.

Deferred Transaction Costs

Transaction costs, incurred in connection with the Mergers by and among the Company, MCC, MDLY and Merger Sub (see Note 1), are deferred until the termination or closing of the Mergers.

Indemnification

In the normal course of business, the Company enters into contractual agreements that provide general indemnifications against losses, costs, claims and liabilities arising from the performance of individual obligations under such agreements. The Company has had no claims or payments pursuant to such agreements. The Company’s individual maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on management’s experience, the Company expects the risk of loss to be remote.

Revenue Recognition

Interest income, adjusted for amortization of premiums and accretion of discounts, is recorded on an accrual basis. The Company records amortized or accreted discounts or premiums as interest income using the effective interest method. Dividend income, which represents dividends from equity investments and distributions from Taxable Subsidiaries, is recorded on the ex-dividend date and when the distribution is received, respectively.

Fee income associated with investments in portfolio companies is recognized as income in the period that the Company becomes entitled to such fees. Other fees related to loan administration requirements are capitalized as deferred revenue and recorded into income over the respective period.

Prepayment penalties received by the Company for debt instruments paid back to the Company prior to the maturity date are recorded as income upon receipt.

The Company holds debt investments that contain a payment-in-kind (PIK) interest provision. PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on an accrual basis to the extent such amounts are expected to be collected. PIK interest is not accrued if the Company does not expect the issuer to be able to pay all principal and interest when due. For the years ended December 31, 2018, 2017 and 2016, the Company earned $4,275,731, $5,744,741 and $3,230,135 in PIK interest, respectively.

Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. During the years ended December 31, 2018, 2017 and 2016, the Company recognized $47,049,926, $19,723,891 and $15,548,224, respectively in realized losses related to certain non-cash restructuring transactions, which are recorded on the Consolidated Statements of Operations as a component of net realized gain/(loss) from non-controlled/non-affiliated investments. The Company reports

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 2. Significant Accounting Policies (cont.)

changes in fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation/(depreciation) on investments in the Consolidated Statements of Operations. For total return swap transactions (see Note 5), periodic payments are received or made at the end of each settlement period, but prior to settlement are recorded as realized gains or losses on total return swap in the Consolidated Statements of Operations.

Management reviews all loans that become 90 days or more past due on principal and interest or when there is reasonable doubt that principal or interest will be collected for possible placement on management’s designation of non-accrual status. Accrued interest is generally reserved when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Loans on non-accrual status are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current, although the Company may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection. As of December 31, 2018, seven portfolio investments were on non-accrual status with a cost of $87,597,395, or 8.7% of the cost of the Company’s portfolio, and a fair value of $41,109,398 or 4.5% of the fair value of the Company’s portfolio. As of December 31, 2017, seven portfolio investments were on non-accrual status with a cost of $85,350,257, or 7.6% of the cost of the Company’s portfolio, and a fair value of $27,848,048 or 2.6% of the fair value of the Company’s portfolio.

Interest income from investments in the “equity” class of a collateralized loan obligation (“CLO”) security (typically subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows in accordance with ASC 325-40, Beneficial Interests in Securitized Financial Assets. The Company monitors the expected cash flows from these investments, including the expected residual payments, and the effective yield is determined and updated periodically. Any difference between the cash distribution received and the amount calculated pursuant to the effective interest method is recorded as an adjustment to the cost basis of such investments.

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, the Company would be deemed to “control” a portfolio company if it owns more than 25% of its outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company. The Company refers to such investments in portfolio companies that it “controls” as “Controlled Investments.” Under the 1940 Act, the Company would be deemed to be an “Affiliated Person” of a portfolio company if it owns at least 5%, but no more than 25%, of the portfolio company’s outstanding voting securities or if it is under common control with such portfolio company. The Company refers to such investments in Affiliated Persons as “Affiliated Investments.”

Valuation of Investments

The Company applies fair value accounting to all of its financial instruments in accordance with the 1940 Act and ASC Topic 820 — Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, the Company has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 4. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. The Company weighs the use of third-party broker quotations, if any, in determining fair value based on management’s understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 2. Significant Accounting Policies (cont.)

which market quotations are not readily available are valued at fair value as determined by the Company’s board of directors based upon input from management and third party valuation firms. Because these investments are illiquid and there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

Investments in investment companies are valued at fair value. Fair values are generally determined utilizing the net asset value (“NAV”) supplied by, or on behalf of, management of each investment company, which is net of management and incentive fees or allocations charged by the investment company and is in accordance with the “practical expedient”, as defined by ASC 820. NAVs received by, or on behalf of, management of each investment company are based on the fair value of the investment company’s underlying investments in accordance with policies established by management of each investment company, as described in each of their financial statements and offering memorandum.

The methodologies utilized by the Company in estimating the fair value of its investments categorized as Level 3 generally fall into the following two categories:

•        The “Market Approach” uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities, such as a business.

•        The “Income Approach” converts future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount. When the Income Approach is used, the fair value measurement reflects current market expectations about those future amounts.

The Company uses third-party valuation firms to assist the board of directors in the valuation of its portfolio investments. The valuation reports generated by the third-party valuation firms consider the evaluation of financing and sale transactions with third parties, expected cash flows and market based information, including comparable transactions, performance multiples, and movement in yields of debt instruments, among other factors. Based on market data obtained from the third-party valuation firms, the Company uses a combined market yield analysis and an enterprise model of valuation. In applying the market yield analysis, the value of the Company’s loans is determined based upon inputs such as the coupon rate, current market yield, interest rate spreads of similar securities, the stated value of the loan, and the length to maturity. In applying the enterprise model, the Company uses a waterfall analysis which takes into account the specific capital structure of the borrower and the related seniority of the instruments within the borrower’s capital structure into consideration. To estimate the enterprise value of the portfolio company, the Company weighs some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing investments may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. For non-performing investments, the Company may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities using an expected recovery model. The Company may estimate the fair value of warrants based on a model such as the Black-Scholes model or simulation models or a combination thereof.

The methodologies and information that the Company utilizes when applying the Market Approach for performing investments includes, among other things:

•        valuations of comparable public companies (“Guideline Comparable Approach”);

•        recent sales of private and public comparable companies (“Guideline Comparable Approach”);

•        recent acquisition prices of the company, debt securities or equity securities (“Recent Arms-length Transaction”);

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 2. Significant Accounting Policies (cont.)

•        external valuations of the portfolio company, offers from third parties to buy the company (“Estimated Sales Proceeds Approach”);

•        subsequent sales made by the company of its investments (“Expected Sales Proceeds Approach”); and

•        estimating the value to potential buyers.

The methodologies and information that the Company utilizes when applying the Income Approach for performing investments includes:

•        discounting the forecasted cash flows of the portfolio company or securities (“Discounted Cash Flow” or “DCF” Approach); and

•        Black-Scholes model or simulation models or a combination thereof (Income Approach — Option Model) with respect to the valuation of warrants.

For non-performing investments, the Company may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities using an expected recovery model. The Company may estimate the fair value of warrants based on a model such as the Black-Scholes model or simulation models or a combination thereof.

Over-the-counter derivative contracts, such as total return swaps (see Note 5) are fair valued using models that measure the change in fair value of reference assets underlying the swaps offset against any fees payable to the swap counterparty. The fair values of the reference assets underlying the swaps are determined using similar methods as described above for debt and equity investments where the Company also invests directly in such assets.

The Company undertakes a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•        the quarterly valuation process begins with each portfolio investment being initially valued by the Company’s valuation professionals;

•        preliminary valuation conclusions are then documented and discussed with senior management; and

•        an independent valuation firm engaged by the Company’s board of directors prepares an independent valuation report for approximately one-third of the portfolio investments each quarter on a rotating quarterly basis on non-fiscal year-end quarters, such that each of these investments will be valued by an independent valuation firm at least twice per annum when combined with the fiscal year-end review of all the investments by independent valuation firms.

In addition, all of the Company’s investments are subject to the following valuation process:

•        management reviews preliminary valuations and its own independent assessment;

•        the independent audit committee of the Company’s board of directors reviews the preliminary valuations of senior management and independent valuation firms; and

•        the Company’s board of directors discusses valuations and determines the fair value of each investment in the Company’s portfolio in good faith based on the input of SIC Advisors, the respective independent valuation firms and the audit committee.

The Company’s investments in subordinated notes are carried at fair value, which is based on a discounted cash flow model. The discounted cash flow model models both the underlying collateral (assets) and the liabilities of the CLO capital structure. The discounted cash flow model uses a set of assumptions including projected default rates, recovery rates, reinvestment rates and prepayment rates in order to arrive at estimated cash flows of the assets. The discounted cash flow model distributes the asset cash flows to the liability structure based on the payment priorities and discounts them back using appropriate market discount rates based on discount rates for comparable CLOs. The

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 2. Significant Accounting Policies (cont.)

assumptions are based on available market data as well as management estimates. Additional data is used to validate the results from the discounted cash flow method, such as analysis of relevant data observed in the CLO market, review of quotes, where available, recent acquisitions and observable transactions in the subordinated notes, among other factors.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and accounts payable and accrued expenses, approximate fair value due to their short-term nature. The carrying amounts and fair values of the Company’s long-term obligations are discussed in Note 4.

U.S. Federal Income Taxes

The Company has elected, and intends to qualify annually, to be treated as a RIC under Subchapter M of the Code. In order to continue to qualify as a RIC, among other things, the Company is required to meet certain source of income and asset diversification requirements and timely distribute to its stockholders at least 90% of the sum of its investment company taxable income (“ICTI”) including PIK, as defined by the Code, and net tax-exempt interest income (which is the excess of the Company’s gross tax-exempt interest income over certain disallowed deductions) for each taxable year in order to be eligible for tax treatment under Subchapter M of the Code. Depending on the level of ICTI earned in a tax year, the Company may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI.

The Company will be subject to a nondeductible U.S. federal excise tax of 4% on undistributed income if it does not distribute at least 98% of its ordinary income in any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31 of such calendar year. To the extent the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for U.S. federal excise tax purposes, the Company accrues U.S. federal excise tax, if any, on estimated excess taxable income as taxable income is earned.

The Taxable Subsidiaries accrue income taxes payable based on the applicable corporate rates on the unrealized gains generated by the investments held by the Taxable Subsidiaries. As of December 31, 2018 and 2017, the Company recorded a deferred tax liability of $0 and $291,454, respectively, on the Consolidated Statements of Assets and Liabilities. The change in deferred tax liabilities is included as a component of net realized and unrealized gain/(loss) on investments on the Consolidated Statements of Operations. On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act, which significantly changes the existing U.S. tax laws, including a reduction in the corporate tax rate from 35% to 21%, a move from a worldwide tax system to a territorial system, as well as other changes. The Company’s Taxable Subsidiaries provisional tax will be based on the new federal corporate tax rate of 21% for the tax year 2018. This estimate incorporates assumptions made based on the Taxable Subsidiaries’ current interpretation of the Tax Act and may change, possibly materially, as the Company completes its analysis and receives additional clarification and implementation guidance.

ICTI generally differs from net investment income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses. The Company may be required to recognize ICTI in certain circumstances in which it does not receive cash. For example, if the Company holds debt obligations that are treated under applicable tax rules as having OID, the Company must include in ICTI each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. The Company may also have to include in ICTI other amounts that it has not

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 2. Significant Accounting Policies (cont.)

yet received in cash, such as PIK interest income and interest income from investments that have been classified as non-accrual for financial reporting purposes. Interest income on non-accrual investments is not recognized for financial reporting purposes, but generally is recognized in ICTI. Because any OID or other amounts accrued will be included in the Company’s ICTI for the year of accrual, the Company may be required to make a distribution to its stockholders in order to satisfy the minimum distribution requirements, even though the Company will not have received and may not ever receive any corresponding cash amount. ICTI also excludes net unrealized appreciation or depreciation, as investment gains or losses are not included in taxable income until they are realized.

Although the Company files federal and state tax returns, the Company’s major tax jurisdiction is the United States federal jurisdiction. The Company’s federal and state tax returns for the prior three fiscal years remain open, subject to examination by the Internal Revenue Service.

The Company accounts for income taxes in conformity with ASC Topic 740 — Income Taxes (“ASC 740”). ASC 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations. There were no interest or penalties due to material uncertain income tax positions at December 31, 2018, 2017 and 2016.

Permanent differences between ICTI and net investment income for financial reporting purposes are reclassified among capital accounts in the financial statements to reflect their tax character. During the years ended December 31, 2018, 2017 and 2016, the Company reclassified for book purposes amounts arising from permanent book/tax differences related to reversal of subsidiary blocker level dividends, and non-deductible excise tax paid.

	As of December 31,
	2018	2017	2016
Capital in excess of par value	$2,281,761	$(3,062,466)	$—
Total distributable earnings/(loss)	(2,281,761)	3,062,466	—

The following table reflects, for U.S. federal income tax purposes, the sources of the cash distributions that the Company has paid on its common stock during the years ended December 31, 2018, 2017 and 2016:

	2018		2017		2016
Source of Distribution	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage
Ordinary income	$62,256,547	100.0%	$61,549,954	100.0%	$68,596,940	100.0%
Distributions on a tax basis:	$62,256,547	100.0%	$61,549,954	100.0%	$68,596,940	100.0%

For U.S. federal income tax purposes, the cost of investments owned as of December 31, 2018, 2017 and 2016 was $1,010,325,183, $1,126,729,528 and $1,026,556,117, respectively. For the year ended December 31, 2018, gross unrealized appreciation and depreciation for U.S. federal income tax purposes were $11,096,251 and $97,940,672, respectively, resulting in net unrealized depreciation of $86,844,421. For the year ended December 31, 2017, gross unrealized appreciation and depreciation for U.S. federal income tax purposes were $13,026,716 and $75,647,154, respectively, resulting in net unrealized depreciation of $62,620,438. For the year ended December 31, 2016, gross unrealized appreciation and depreciation for U.S. federal income tax purposes were $10,295,224 and $53,707,019, respectively, resulting in net unrealized depreciation of $43,411,795.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 2. Significant Accounting Policies (cont.)

The following table shows the components of distributable earnings on a tax basis which includes temporary and other book/tax differences, primarily relating to wash sales, passive foreign investment company un-reversed inclusions, partnership basis adjustments, defaulted bond income accruals, upfront fees remaining to be amortized, outstanding loan fees and open TRS swap marked to market as of December 31, 2018, 2017 and 2016:

	2018	2017	2016
Ordinary income	$377,319	$9,915,144	$5,591,260
Other temporary differences	—	—	(1,281)
Short term capital loss carryover	(11,404,648)	(9,397,818)	(1,509,069)
Long term capital loss carryover	(98,932,911)	(41,394,155)	(18,198,466)
Unrealized appreciation (depreciation)	(86,757,821)	(62,825,288)	(43,602,229)
Components of tax distributable earnings at year end	$(196,718,061)	$(103,702,117)	$(57,719,785)

Segments

The Company invests in various industries. The Company separately evaluates the performance of each of its investment relationships. However, because each of these investment relationships has similar business and economic characteristics, they have been aggregated into a single investment segment. All applicable segment disclosures are included in or can be derived from the Company’s consolidated financial statements (See Note 3).

Company Investment Risk, Concentration of Credit Risk, and Liquidity Risk

SIC Advisors has broad discretion in making investments for the Company. Investments generally consist of debt instruments that may be affected by business, financial market or legal uncertainties. Prices of investments may be volatile, and a variety of factors that are inherently difficult to predict, such as domestic or international economic and political developments, may significantly affect the results of the Company’s activities and the value of its investments. In addition, the value of the Company’s portfolio may fluctuate as the general level of interest rates fluctuates.

The value of the Company’s investments in loans and bonds may be detrimentally affected to the extent, among other things, that a borrower defaults on its obligations, there is insufficient collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan, observable secondary or primary market yields for similar instruments issued by comparable companies increase materially or risk premiums required in the market between smaller companies, such as the Company’s borrowers, and those for which market yields are observable, increase materially.

The Company’s assets may, at any time, include securities and other financial instruments or obligations that are illiquid or thinly traded, making purchase or sale of such securities and financial instruments at desired prices or in desired quantities difficult. Furthermore, the sale of any such investments may be possible only at substantial discounts, and it may be extremely difficult to value any such investments accurately.

Recently Adopted Accounting Pronouncements

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, effective on January 1, 2018 using the modified retrospective method. Substantially all revenue streams are excluded from the scope of the new standard and the adoption of the standard had no material impact on the Company’s consolidated financial statements.

In October 2018, the SEC adopted amendments (the “Amendments”) to certain disclosure requirements that have become redundant, duplicative, overlapping, outdated, or superseded, in light of other SEC disclosure requirements, U.S. GAAP requirements, or changes in the information environment. In part, the Amendments require an investment company to present distributable earnings in total, rather than showing the three components of distributable earnings. The compliance date for the Amendments is for all filings on or after November 5, 2018. Management has adopted the Amendments and included the required disclosures in the Company’s consolidated financial statements.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 2. Significant Accounting Policies (cont.)

Pending Accounting Pronouncements

In March 2017, the FASB issued ASU 2017-08, Receivables — Nonrefundable Fees and Other Costs (“ASU 2017-08”). The amendments in ASU 2017-08 require premiums on purchased callable debt securities to be amortized to the security’s earliest call date. Prior to this ASU, premiums and discounts on purchased callable debt securities were generally required to be amortized to the security’s maturity date. The amendments in ASU 2017-08 do not require any changes to treatment of securities held at a discount. ASU 2017-08 is effective on January 1, 2019, with early adoption permitted. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. This guidance is effective for the Company on January 1, 2020 and early adoption is permitted. The Company is currently assessing the potential impact of this guidance to the fair value disclosures.

Note 3. Investments

The following table shows the amortized cost and the fair value of the Company’s portfolio investments as of December 31, 2018:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$532,302,573	52.9%	$479,593,279	52.0%
Senior secured second lien term loans	174,258,971	17.3	169,923,547	18.4
Senior secured first lien notes	37,930,308	3.8	35,495,093	3.8
Subordinated notes	77,930,062	7.7	66,187,857	7.2
Sierra Senior Loan Strategy JV I LLC	92,050,000	9.2	82,515,860	8.9
Equity/warrants	91,194,948	9.1	89,765,126	9.7
Total	$1,005,666,862	100.0%	$923,480,762	100.0%

The following table shows the amortized cost and the fair value of the Company’s portfolio investments as of December 31, 2017:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$609,837,869	54.0%	$569,902,295	53.5%
Senior secured second lien term loans	43,955,411	3.9	42,758,067	4.0
Senior secured first lien notes	251,114,921	22.2	231,837,616	21.8
Subordinated notes	74,598,558	6.6	74,341,284	7.0
Sierra Senior Loan Strategy JV I LLC	79,816,250	7.1	79,515,513	7.5
Equity/warrants	70,305,798	6.2	65,754,315	6.2
Total	$1,129,628,807	100.0%	$1,064,109,090	100.0%

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

The following table shows the composition of the Company’s portfolio investments by industry classification at amortized cost and fair value as of December 31, 2018:

	Amortized Cost	Percentage	Fair Value	Percentage
Services: Business	$168,346,878	16.7%	$156,398,957	16.9%
Multi-Sector Holdings	169,027,682	16.8	147,751,337	16.0
Healthcare & Pharmaceuticals	87,119,313	8.7	75,750,145	8.2
High Tech Industries	78,073,842	7.8	72,744,712	7.9
Aerospace & Defense	55,819,556	5.6	55,177,303	6.0
Banking, Finance, Insurance & Real Estate	48,224,496	4.8	53,079,983	5.7
Construction & Building	51,971,781	5.2	50,606,634	5.5
Wholesale	39,508,090	3.9	42,859,121	4.6
Hotel, Gaming & Leisure	34,674,478	3.4	34,305,563	3.7
Transportation: Cargo	26,079,018	2.6	25,736,261	2.8
Automotive	27,246,738	2.7	25,711,838	2.8
Consumer Goods: Durable	23,711,250	2.4	23,617,293	2.6
Chemicals, Plastics & Rubber	22,340,768	2.2	22,245,236	2.4
Containers, Packaging & Glass	17,132,082	1.7	16,165,041	1.8
Media: Advertising, Printing & Publishing	16,288,815	1.6	15,298,916	1.7
Energy: Oil & Gas	25,566,916	2.5	14,779,343	1.6
Media: Diversified & Production	15,247,000	1.5	14,321,399	1.6
Services: Consumer	11,931,429	1.2	11,801,389	1.3
Capital Equipment	11,187,500	1.1	11,187,500	1.2
Retail	11,672,849	1.2	8,605,149	0.9
Forest Products & Paper	7,476,045	0.7	7,690,117	0.8
Consumer Goods: Non-durable	8,767,556	0.9	7,522,988	0.8
Transportation: Consumer	7,402,367	0.7	7,402,367	0.8
Metals & Mining	19,743,260	2.0	6,925,615	0.7
Environmental Industries	4,906,721	0.5	5,164,068	0.6
Media: Broadcasting & Subscription	10,372,207	1.0	5,053,547	0.5
Beverage & Food	4,965,308	0.5	4,742,100	0.5
Telecommunications	862,917	0.1	836,840	0.1
Total	$1,005,666,862	100%	$923,480,762	100%

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

The following table shows the composition of the Company’s portfolio investments by industry classification at amortized cost and fair value as of December 31, 2017:

	Amortized Cost	Percentage	Fair Value	Percentage
Multi-Sector Holdings	$154,414,808	13.7%	$153,856,797	14.5%
Services: Business	148,161,667	13.1	146,953,643	13.8
Healthcare & Pharmaceuticals	97,232,777	8.6	91,755,106	8.6
High Tech Industries	75,090,922	6.6	72,406,421	6.8
Aerospace & Defense	66,311,880	5.9	66,643,836	6.3
Banking, Finance, Insurance & Real Estate	63,803,867	5.6	63,954,055	6.0
Chemicals, Plastics & Rubber	21,166,845	1.9	21,154,595	2.0
Construction & Building	53,442,004	4.7	53,936,884	5.1
Wholesale	47,212,500	4.2	47,202,110	4.4
Hotel, Gaming & Leisure	67,502,603	6.0	44,379,508	4.2
Transportation: Cargo	36,257,578	3.2	36,660,325	3.4
Energy: Oil & Gas	36,199,596	3.2	34,983,825	3.3
Beverage & Food	31,534,581	2.8	31,625,675	3.0
Telecommunications	26,007,433	2.3	25,579,647	2.4
Media: Advertising, Printing & Publishing	24,694,311	2.2	24,692,940	2.3
Containers, Packaging & Glass	22,128,033	2.0	22,128,034	2.1
Metals & Mining	21,202,310	1.9	21,202,310	2.0
Retail	27,846,032	2.5	19,931,113	1.9
Automotive	36,186,832	3.2	16,154,337	1.5
Capital Equipment	14,730,032	1.3	14,726,702	1.4
Media: Diversified & Production	15,247,000	1.3	14,471,721	1.4
Media: Broadcasting & Subscription	15,918,385	1.4	13,438,549	1.3
Services: Consumer	9,497,960	0.8	8,631,158	0.8
Transportation: Consumer	7,614,095	0.7	7,614,095	0.7
Consumer Goods: Non-durable	6,166,667	0.5	5,942,867	0.6
Environmental Industries	4,058,089	0.4	4,082,837	0.4
Total	$1,129,628,807	100.0%	$1,064,109,090	100.0%

See the Consolidated Schedule of Investments for industry classifications of the underlying TRS reference assets as of December 31, 2018 and 2017.

The following table shows the composition of the Company’s portfolio investments by geography classification at fair value as of December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
Geography	Fair Value	Percentage	Fair Value	Percentage
United States	$853,885,729	92.4%	$985,247,246	92.1%
Cayman Islands	65,235,477	7.1	74,341,284	7.1
Canada	4,359,556	0.5	4,520,560	0.8
Total	$923,480,762	100.0%	$1,064,109,090	100.0%

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

Transactions with Controlled/Affiliated Companies

During the years ended December 31, 2018 and 2017, the Company had investments in portfolio companies designated as controlled/affiliated investments under the 1940 Act. Transactions with controlled/affiliated investments were as follows:

Name of Investment(3)	Type of Investment	Fair Value at December 31, 2017	Purchases/ (Sales) of Investments	Transfers In/ (Out) of Investments	Net change in unrealized appreciation/ (depreciation)	Realized Gain/ (Loss)	Fair Value at December31, 2018	Income Earned
1888 Industrial Services, LLC	Senior Secured First Lien Term Loan	$188,669	$754,675	$—	$—	$—	$943,344	$63,619
	Senior Secured First Lien Term Loan	3,144,481	—	—	—	—	3,144,481	228,910
	Senior Secured First Lien Term Loan	7,078,964	956,205	—	(2,029,546)	—	6,005,623	777,325
	Membership Units	—	—	—	—	—	—	—
Access Media Holdings, LLC	Senior Secured First Lien Term Loan	7,390,587	31,820	—	(2,280,660)	—	5,141,747	—
	Common Stock	—	—	—	—	—	—	—
	Preferred Equity	—	—	—	—	—	—	—
	Preferred Equity	—	—	—	—	—	—	—
	Preferred Equity	130,200	383,600	—	(602,000)	—	(88,200)	—
Caddo Investors Holdings 1 LLC	Equity	—	4,972,863	—	214,072	—	5,186,935	55,243
Capstone Nutrition, Inc.	Senior Secured First Lien Term Loan	12,042,301	32,381	—	(2,550,506)	—	9,524,176	—
	Senior Secured First Lien Term Loan	5,210,693	399,652	—	(1,327,364)	—	4,282,981	—
	Senior Secured First Lien Term Loan	—	1,745,510	—	—	—	1,745,510	263,298
	Common Stock	—	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—	—
Charming Charlie LLC	Senior Secured First Lien Term Loan	—	3,121,470	—	—	—	3,121,470	267,004
	Senior Secured First Lien Term Loan	—	2,737,658	—	(1,222,111)	—	1,515,547	323,379
	Senior Secured First Lien Term Loan	—	182,617	—	—	—	182,617	9,740
	Common Stock		—	—	—	—	—	—
MCM 500 East Pratt Holdings, LLC	Equity	455,871	4,544,129	—	—	—	5,000,000	628,583
MCM Capital Office Park Holdings LLC	Equity	7,500,000	—	—	4,999,125	—	12,499,125	389,610
Medley Chiller Holdings LLC	Equity	—	8,627,500	—	470,657	—	9,098,157	164,050
Nomida LLC(1)	Senior Secured First Lien Term Loan	2,935,000	(2,935,000)	—	—	—	—	—
	Equity	5,400,000	(3,110,240)	—	(1,299,940)	—	989,820	—
Sierra Senior Loan Strategy JV I LLC(2)	Equity	79,515,513	12,233,750	—	(9,233,403)	—	82,515,860	8,225,000
TwentyEighty, Inc.	Senior Secured First Lien Term Loan	6,696,055	278,980	—	—	—	6,975,035	551,697
	Senior Secured First Lien Term Loan	5,501,849	779,215	—	216,397	—	6,497,461	577,907
	Senior Secured First Lien Term Loan	3,098,085	(2,770,720)	—	(15,689)	8,194	319,870	187,210
	Equity	—	—	—	404,943	—	404,943	—
Total		$146,288,268	$32,966,065	$—	$(14,256,025)	$8,194	$165,006,502	$12,712,575

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

Name of Investment(3)	Type of Investment	Fair Value at December 31, 2016	Purchases/ (Sales) of Investments	Transfers In/ (Out) of Investments	Net change in unrealized appreciation/ (depreciation)	Realized Gain/ (Loss)	Fair Value at December 31, 2017	Income Earned
AAR Intermediate Holdings, LLC	Senior Secured First Lien Term Loan	$—	$37,734	$150,935	$—	$—	$188,669	$10,532
	Senior Secured First Lien Term Loan	—	—	3,144,481	—	—	3,144,481	197,535
	Senior Secured First Lien Term Loan	—	811,418	5,254,799	1,012,747	—	7,078,964	637,969
	Membership Units	—	—	—	—	—	—	—
Access Media Holdings, LLC	Senior Secured First Lien Term Loan	—	364,573	7,026,014	—	—	7,390,587	728,397
	Common Stock	—	—	—	—	—	—	—
	Preferred Equity Series A	—	—	1,400,000	(1,400,000)	—	—	—
	Preferred Equity Series AA	—	52,500	647,500	(700,000)	—	—	—
	Preferred Equity Series AAA	—	466,200		(336,000)	—	130,200	—
Capstone Nutrition	Senior Secured First Lien Term Loan	11,340,007	—	—	702,294	—	12,042,301	—
	Senior Secured First Lien Term Loan	4,906,812	—	—	303,881	—	5,210,693	—
	Common Stock	—	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—	—
MCM East Pratt Holdings, LLC	Equity	—	455,871	—	—	—	455,871	—
MCM Capital Office Park Holdings LLC	Equity	7,500,000	—	—	—	—	7,500,000	623,377
Nomida LLC(1)	Senior Secured First Lien Term Loan	8,100,000	(5,165,000)	—	—	—	2,935,000	697,861
	Equity	5,400,000	—	—	—	—	5,400,000	—
Sierra Senior Loan Strategy JV I LLC(2)	Equity	60,496,647	19,031,250	—	(12,384)	—	79,515,513	7,262,500
TwentyEighty, Inc.	Senior Secured First Lien Term Loan	—	5,627,149	—	(125,300)	—	5,501,849	488,017
	Senior Secured First Lien Term Loan	—	6,696,055	—	—	—	6,696,055	488,249
	Senior Secured First Lien Term Loan	—	3,084,498	—	13,587	—	3,098,085	257,619
	Equity	—	—	—	—	—	—	—
Total		$97,743,466	$31,462,248	$17,623,729	$(541,175)	$—	$146,288,268	$11,392,056

____________

(1)      Nomida, LLC (“Nomida”) is a non-public real estate investment formed by the Company to purchase and develop a residential property. The Company is the sole equity shareholder of Nomida and has provided 100% of the debt financing to the entity. The Company is Nomida’s sole member responsible for Nomida’s daily operations. In addition, the Chief Financial Officer and Secretary of the Company also serves as President of Nomida. The assets of Nomida are comprised of a residential development property in the city of Chicago, IL and the proceeds of the loan from the Company; the liabilities of Nomida consist of the loan payable to the Company. As of December 31, 2018, the loan payable has been fully paid off.

(2)      The Company and Great American Life Insurance Company (“GALIC”) are the members of Sierra Senior Loan Strategy JV I LLC (“Sierra JV”), a joint venture formed as a Delaware limited liability company that is not consolidated by either member for financial reporting purposes. The members of Sierra JV make capital contributions as investments by Sierra JV are completed, and all portfolio and other material decisions regarding Sierra JV must be submitted to Sierra JV’s board of

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

managers, which is comprised of an equal number of members appointed by each of the Company and GALIC. Approval of Sierra JV’s board of managers requires the unanimous approval of a quorum of the board of managers, with a quorum consisting of equal representation of members appointed by each of the Company and GALIC. Because management of Sierra JV is shared equally between the Company and GALIC, the Company does not have operational control over the Sierra JV for purposes of the 1940 Act or otherwise.

(3)      The par amount and additional detail are shown in the consolidated schedule of investments.

Purchases/(sales) of investments in controlled affiliates are included in the purchases and sales presented on the Consolidated Statements of Cash Flows for the year ended December 31, 2018. Transfers in/(out) of control/affiliates represents the fair value for the month an investment became or was removed as a controlled/affiliated investment. Income received from controlled/affiliates is included in total investment income on the Consolidated Statements of Operations for the years ended December 31, 2018 and 2017.

In connection with certain of the Company’s investments, the Company receives warrants which are obtained for the objective of increasing the total investment returns and are not held for hedging purposes. For the years ended December 31, 2018 and 2017, the total fair value of warrants were $1,483,609 and $971,561, respectively, and were included in investments at fair value on the Consolidated Statements of Assets and Liabilities. Total realized and change in unrealized gains/(losses) related to warrants for the years ended December 31, 2018 and 2017, were $283,449 and $(815,866), respectively and were recorded on the Consolidated Statements of Operations in those accounts. The warrants are received in connection with individual investments and are not subject to master netting arrangements.

As of December 31, 2018, the Company held investments it has made directly to 74 investee companies with aggregate principal amounts of $917.0 million. As of December 31, 2017, the Company held investments it has made directly to 79 investee companies with aggregate principal amounts of $932.8 million. During the years ended December 31, 2018 and 2017, the Company made 94 and 117 investments to investee companies, respectively, with aggregate principal amounts of $232.7 million and $500.5 million, respectively. The details of the Company’s investments have been disclosed on the consolidated schedule of investments as well as in Note 4.

In addition to the loans that the Company has provided, the Company has unfunded commitments to provide additional financings through undrawn term loans or revolving lines of credit. The details of such arrangements are disclosed in Note 11.

Sierra Senior Loan Strategy JV I LLC

On March 27, 2015, the Company and GALIC entered into a limited liability company operating agreement to co-manage Sierra JV. All portfolio and other material decisions regarding Sierra JV must be submitted to Sierra JV’s board of managers, which is comprised of four members, two of whom are selected by the Company and the other two are selected by GALIC. The Company has concluded that it does not operationally control Sierra JV. As the Company does not operationally control Sierra JV, it does not consolidate the operations of Sierra JV within the consolidated financial statements. As a practical expedient, the Company uses NAV to determine the fair value of its investment in Sierra JV; therefore, this investment has been presented as a reconciling item within the fair value hierarchy (see Note 4).

As of December 31, 2018 and 2017, Sierra JV had total capital commitments of $116 million and $100 million, respectively, with the Company providing $101.5 million and $87.5 million, respectively, and GALIC providing $14.5 million and $12.5 million, respectively. Approximately, $105.2 million and $91.2 million was funded as of December 31, 2018 and 2017, relating to these commitments, of which $92.1 million and $79.8 million were from the Company, respectively. The Company does not have the right to withdraw any of their respective capital commitment, unless in connection with a transfer of its membership interests. The Company may transfer full membership interests as long as it is approved by all members and transferred in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or applicable state securities laws.

On August 4, 2015, Sierra JV entered into a senior secured revolving credit facility the (“JV Facility”) led by Credit Suisse, AG (“CS”) with commitments of $100 million subject to certain leverage and borrowing base restrictions.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

On December 29, 2015, the JV Facility was amended and the total commitments were increased to $135 million. On March 30, 2017, the Company amended the JV Facility previously administered by CS and facilitated the assignment of all rights and obligations of CS under the JV Facility to Deutsche Bank AG, New York Branch, (“DB”) and increased the total loan commitments to $240 million. On May 26, 2017 commitments to the JV facility were increased from $240 million to $250 million. On March 29, 2019 the JV Facility reinvestment period was extended to June 28, 2019. The JV Facility bears interest at a rate of LIBOR (with no minimum) plus 2.50% per annum and the stated maturity date is March 30, 2022. As of December 31, 2018 and 2017, there were $204.9 million and $180.0 million outstanding under the JV Facility, respectively.

The following table shows a summary of Sierra JV’s portfolio as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Senior secured loans(1)	$284,070,735	$262,812,353
Weighted average current interest rate on senior secured loans(2)	7.61%	6.88%
Number of borrowers in the Sierra JV	58	52
Investments at fair value	$277,168,454	$257,714,909
Largest loan to a single borrower(1)	$11,058,001	$11,289,143
Total of five largest loans to borrowers(1)	$48,114,884	$47,048,607

____________

(1)      At par value.

(2)      Computed as the (a) annual stated interest rate on accruing senior secured loans, divided by (b) total senior secured loans at principal amount.

The following is a listing of the individual investments in Sierra JV’s portfolio as of December 31, 2018:

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
4Over International, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(2)	6/7/2022	$11,058,000	$11,058,000	$10,803,667
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	11/22/2023	5,391,750	5,406,210	5,275,288
Avantor, Inc.	Wholesale	Senior Secured First Lien Term Loan LIBOR + 3.75%, 1.00% LIBOR Floor(2)	11/22/2024	5,694,738	5,640,336	5,505,104
BW NHHC Holdco Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 3.75%, 1.00% LIBOR Floor(2)	5/15/2025	5,221,132	5,147,587	5,081,727
Cardenas Markets LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 5.75%, 1.00% LIBOR Floor(2)	11/29/2023	6,370,000	6,325,291	6,240,689
CD&R TZ Purchaser, Inc.	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	7/21/2023	6,350,272	6,287,883	6,094,356
CHA Consulting, Inc.	Construction & Building	Senior Secured First Lien Term Loans LIBOR + 4.50%, 1.00% LIBOR Floor(4)(6)	4/10/2025	1,364,384	1,358,254	1,360,973
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.50%(4)(6)	10/4/2024	9,907,386	9,886,903	9,808,312
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	12/1/2021	4,164,266	4,077,669	3,918,573
Deliver Buyer, Inc.	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(2)	5/1/2024	530,639	529,418	530,640

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
Elite Comfort Solutions LLC.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.50%, 1.00% LIBOR Floor(4)	1/15/2021	9,053,081	9,053,081	9,053,081
Envision Healthcare Corporation	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 3.75%, 1.00% LIBOR Floor(4)	10/10/2025	1,975,000	1,903,861	1,903,505
GC EOS Buyer, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	8/1/2025	2,182,031	2,161,444	2,138,391
GK Holdings, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	1/20/2021	3,947,067	3,937,323	3,550,387
Glass Mountain Pipeline Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(4)	12/23/2024	4,937,686	4,921,803	4,886,336
Golden West Packaging Group LLC	Forest Products & Paper	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(2)	6/20/2023	7,227,034	7,227,034	7,227,034
High Ridge Brands Co.	Consumer Goods – Non-Durable	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	6/30/2022	3,046,875	3,019,176	2,808,914
Highline Aftermarket Acquisitions, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 3.50%, 1.00% LIBOR Floor(2)	4/26/2025	4,097,059	4,084,725	3,976,605
InfoGroup, Inc	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(4)	4/3/2023	4,912,500	4,877,385	4,843,725
Intermedia Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	7/21/2025	4,000,000	3,962,225	3,992,000
Isagenix International, LLC	Wholesale	Senior Secured First Lien Term Loans LIBOR + 5.75%, 1.00% LIBOR Floor(4)	6/16/2025	2,900,624	2,885,432	2,864,077
Jackson Hewitt Tax Services Inc.	Services: Consumer	Senior Secured First Lien Term Loans LIBOR + 6.25%, 1.00% LIBOR Floor(2)	4/20/2023	5,962,500	5,962,500	5,962,500
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	5/1/2024	6,209,863	6,120,389	6,149,006
KNB Holdings Corporation	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	4/26/2024	4,967,510	4,891,868	4,868,159
LifeMiles Ltd.	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	8/18/2022	5,272,436	5,251,526	5,289,835
Loparex International B.V.	Containers, Packaging & Glass	Senior Secured First Lien Term Loans LIBOR + 4.25%, 1.00% LIBOR Floor(4)	4/11/2025	6,633,333	6,603,510	6,600,167
Manna Pro Products, LLC	Consumer Goods – Non-Durable	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(2)(6)	12/8/2023	3,428,668	3,428,668	3,346,036
Midcoast Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	8/1/2025	5,486,250	5,434,568	5,321,663
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.25%, 1.00% LIBOR Floor(2)	7/14/2022	3,539,854	3,530,822	3,522,155
NGS US Finco, LLC	Capital Equipment	Senior Secured First Lien Term Loans LIBOR + 4.25%, 1.00% LIBOR Floor(4)	10/1/2025	3,000,000	2,985,602	2,985,000

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
Northern Star Industries, Inc.	Capital Equipment	Senior Secured First Lien Term Loans LIBOR + 4.75%, 1.00% LIBOR Floor(4)	3/28/2025	4,218,125	4,199,230	4,098,330
Nuvei Technologies Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	9/29/2025	6,394,823	6,342,533	6,330,876
Peraton Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	4/29/2024	3,432,576	3,419,467	3,374,908
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(4)	8/19/2022	6,894,231	6,874,605	6,830,803
Plaskolite PPC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(4)	12/13/2025	3,250,000	3,185,563	3,185,000
Port Townsend Holdings Company, Inc.	Forest Products & Paper	Senior Secured First Lien Term Loans LIBOR + 4.75%, 1.00% LIBOR Floor(2)	4/3/2024	3,064,886	3,037,794	3,064,886
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	11/30/2021	4,412,544	4,412,543	4,321,203
PVHC Holding Corp.	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(4)(6)	8/3/2024	1,987,293	1,977,928	1,977,356
Recorded Books, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan LIBOR + 4.50%(4)	8/29/2025	5,486,250	5,433,782	5,431,388
Rough Country, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 3.75%, 1.00% LIBOR Floor(2)	5/25/2023	6,079,627	6,055,700	6,018,830
Safe Fleet Holdings LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 3.00%, 1.00% LIBOR Floor(2)	2/3/2025	5,930,218	5,855,223	5,803,337
Salient CRGT Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.75%, 1.00% LIBOR Floor(2)	2/28/2022	4,502,976	4,445,538	4,528,643
SCS Holdings I Inc. (Sirius Computer	Wholesale	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	10/31/2022	5,062,626	5,043,215	5,006,432
Shift4 Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	11/29/2024	9,900,000	9,858,087	9,764,370
Sierra Enterprises, LLC	Beverage & Food	Senior Secured First Lien Term Loans LIBOR + 3.50%, 1.00% LIBOR Floor(2)	11/11/2024	5,198,833	5,184,552	5,133,328
SMB Shipping Logisitics, LLC	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 4.00%, 1.00% LIBOR Floor(4)	2/5/2024	2,487,342	2,464,380	2,474,905
Starfish Holdco, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	8/16/2024	3,945,138	3,917,156	3,891,878
Syniverse Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(2)	3/9/2023	3,965,013	3,931,611	3,752,488
The Imagine Group LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(2)	6/21/2022	7,860,000	7,804,967	7,327,092
The KeyW Corporation	Aerospace and Defense	Senior Secured First Lien Term Loans LIBOR + 4.50%, 1.00% LIBOR Floor(2)	5/8/2024	2,697,675	2,685,199	2,684,186

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(2)	5/28/2021	4,382,706	4,382,706	4,376,570
ThoughtWorks, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 4.00%, 1.00% LIBOR Floor(2)(6)	10/11/2024	5,723,121	5,710,431	5,652,726
Tortoise Borrower LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 3.50%, 1.00% LIBOR Floor(2)	1/31/2025	2,456,437	2,445,734	2,456,438
United Road Services, Inc	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(2)	9/2/2024	3,850,000	3,834,040	3,826,900
Valence Surface Technologies, Inc.	Aerospace and Defense	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	6/13/2021	6,272,913	6,269,062	6,272,913
Xebec Global Holdings, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	2/12/2024	8,196,417	8,196,417	8,196,417
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.50%, 1.00% LIBOR Floor(4)(7)	10/8/2021	4,924,527	4,924,527	2,861,642
Z-Medica, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	9/29/2022	2,662,500	2,662,500	2,616,704
Total				$284,070,735	$282,514,983	$277,168,454

____________

(1)      Represents the fair value in accordance with ASC 820 as determined by the board of managers of Sierra JV. The approval of the fair value of the portfolio investments held by Sierra JV is not included in the valuation process of the Company’s board of directors described elsewhere herein.

(2)      The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at December 31, 2018 was 2.50%. As the interest rate is subject to a minimum LIBOR floor, the prevailing rate in effect at December 31, 2018 was the base rate plus the LIBOR floor or 1M LIBOR.

(3)      The interest rate on these loans is subject to a base rate plus 2 Month (“2M”) LIBOR, which at December 31, 2018 was 2.61%. As the interest rate is subject to a minimum LIBOR floor, the prevailing rate in effect at December 31, 2018 was the base rate plus the LIBOR floor or 2M LIBOR.

(4)      The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at December 31, 2018 was 2.81%. As the interest rate is subject to a minimum LIBOR floor, the prevailing rate in effect at December 31, 2018 was the base rate plus the LIBOR floor or 3M LIBOR.

(5)      The interest rate on these loans is subject to a base rate plus 6 Month (“6M”) LIBOR, which at December 31, 2018 was 2.88%. As the interest rate is subject to a minimum LIBOR floor, the prevailing rate in effect at December 31, 2018 was the base rate plus the LIBOR floor or 6M LIBOR.

(6)      Includes an analysis of the value of any unfunded loan commitments.

(7)      The investment was on non-accrual status as of December 31, 2018.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

The following is a listing of the individual investments in Sierra JV’s portfolio as of December 31, 2017:

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
4Over International, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(2)	6/7/2022	$11,289,143	$11,289,143	$11,289,143
AccentCare, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	10/1/2021	7,742,248	7,705,715	7,742,248
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(3)	11/22/2023	5,446,350	5,463,963	5,432,734
Amplify Snack Brands, Inc.	Beverage & Food	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(2)	9/4/2023	2,710,507	2,688,518	2,695,870
Apco Holdings, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(2)	1/31/2022	4,583,108	4,489,351	4,583,108
API Technologies Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan LIBOR + 6.50%, 1.00% LIBOR Floor(4)	4/22/2022	5,865,000	5,780,283	5,865,000
Associated Asphalt Partners, LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(2)	4/5/2024	991,786	987,339	991,786
Avantor Performance Materials Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 4.00%, 1.00% LIBOR Floor(2)	11/21/2024	7,250,000	7,142,615	7,280,450
Blount International, Inc.	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	4/12/2023	2,375,000	2,369,244	2,398,750
Canyon Valor Companies, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(4)	6/16/2023	997,500	995,170	1,007,475
Cardenas Markets LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 5.75%, 1.00% LIBOR Floor(4)	11/29/2023	6,435,000	6,380,645	6,435,000
CD&R TZ Purchaser, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	7/21/2023	6,418,750	6,341,846	6,418,750
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(4)	10/4/2024	8,117,949	8,093,676	8,117,949
CP OpCo, LLC	Services: Business	Senior Secured First Lien Term Loan ABR + 5.50% PIK, 4.25% ABR Floor(4)(7)(8)	4/1/2019	374,949	355,848	99,549
CP OpCo, LLC	Services: Business	Senior Secured First Lien Term Loan ABR + 8.50% PIK, 4.25% ABR Floor(4)(7)(8)	4/1/2019	2,759,011	1,195,026	—
CP OpCo, LLC	Services: Business	Senior Secured First Lien Term Loan ABR + 7.00% PIK, 3.75% ABR Floor(4)(7)(8)	4/1/2019	1,730,483	—	—
CP OpCo, LLC	Services: Business	Senior Secured First Lien Term Loan ABR + 3.50%, 4.25% ABR Floor(4)(9)(10)	4/1/2019	—	—	—
CP Opco, LLC	Services: Business	Common Units(11)	—	—	—	—
CSP Technologies North America, LLC	Containers, Packaging and Glass	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	1/31/2022	4,707,134	4,707,134	4,707,134

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	12/1/2021	4,207,418	4,083,299	4,207,418
DigiCert, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(4)	10/31/2024	4,500,000	4,477,893	4,545,000
Elite Comfort Solutions, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.50%, 1.00% LIBOR Floor(4)	1/15/2021	9,558,104	9,558,104	9,558,104
Evo Payments International, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.00%, 1.00% LIBOR Floor(2)	12/22/2023	6,451,250	6,443,716	6,493,828
GK Holdings, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	1/20/2021	3,988,182	3,973,551	3,906,425
Global Eagle Entertainment Inc.	Telecommunications	Senior Secured First Lien Term Loan LIBOR + 7.50%, 1.00% LIBOR Floor(5)	1/6/2023	4,147,500	4,082,934	4,147,500
Golden West Packaging Group LLC	Forest Products & Paper	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(2)	6/20/2023	6,691,374	6,691,374	6,691,374
High Ridge Brands Co.	Consumer Goods - Non-Durable	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(4)	6/30/2022	3,078,124	3,042,142	3,078,125
Highline Aftermarket Acquisitions, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(4)	3/18/2024	3,102,770	3,089,235	3,102,770
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(4)	6/21/2022	7,940,000	7,868,779	7,860,600
InfoGroup, Inc	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(4)	4/3/2023	4,962,500	4,918,711	4,941,161
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	5/1/2024	6,272,747	6,165,434	6,304,111
KNB Holdings Corporation	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	4/26/2024	6,459,375	6,342,607	6,475,523
LegalZoom.com, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(6)	11/21/2024	2,000,000	1,980,247	1,980,000
LifeMiles Ltd.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	8/18/2022	4,875,000	4,829,405	4,826,250
Lighthouse Network, LLC.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	11/29/2024	10,000,000	9,950,510	9,950,000
Manna Pro Products, LLC	Consumer Goods - Non-Durable	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	12/8/2023	3,083,333	3,083,333	3,083,333
MB Aerospace ACP Holdings II Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(2)	12/15/2022	6,862,457	6,813,212	6,862,456
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.25%, 1.00% LIBOR Floor(2)	7/14/2022	5,850,003	5,835,262	5,850,004
Peraton Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	4/29/2024	4,975,000	4,952,439	4,950,125

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(2)	8/19/2022	4,949,368	4,949,368	4,949,368
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	11/30/2021	4,480,124	4,480,124	4,480,124
Quorum Health Corporation	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.75%, 1.00% LIBOR Floor(2)	4/29/2022	2,040,782	2,011,200	2,053,639
RESIC Enterprises, LLC	Beverage & Food	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	11/11/2024	3,750,000	3,731,552	3,731,250
Rough Country, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	5/25/2023	4,731,098	4,688,066	4,711,227
Salient CRGT Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.75%, 1.00% LIBOR Floor(2)	2/28/2022	4,811,011	4,730,252	4,815,823
SCS Holdings I Inc.	Wholesale	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	10/31/2022	8,083,411	8,044,248	8,063,202
Starfish Holdco, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(4)	8/16/2024	4,987,500	4,939,831	4,937,625
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.50%, 1.00% LIBOR Floor(4)	5/24/2021	4,687,500	4,687,500	4,638,750
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(2)	5/28/2021	4,961,832	4,961,832	4,961,832
ThoughtWorks, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	10/11/2024	4,000,000	3,990,290	3,990,000
United Road Services, Inc	Cargo	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(2)	9/1/2024	3,970,000	3,950,642	3,950,150
Valence Surface Technologies, Inc.	Aerospace and Defense	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	6/13/2019	4,298,919	4,285,610	4,261,949
VCVH Holding Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(4)	6/1/2023	5,910,000	5,863,482	5,934,822
VIP Cinema Holdings, Inc.	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	3/1/2023	472,035	469,992	476,377
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.50%, 1.00% LIBOR Floor(4)	10/8/2020	4,887,218	4,887,220	4,887,218
Z-Medica, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	9/29/2022	2,992,500	2,992,500	2,992,500
Total				$262,812,353	$257,831,412	$257,714,909

____________

(1)      Represents the fair value in accordance with ASC 820 as determined by the board of managers of Sierra JV. The approval of the fair value of the portfolio investments held by Sierra JV is not included in the valuation process of the Company’s board of directors described elsewhere herein.

(2)      The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at December 31, 2017 was 1.56%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 1M LIBOR rate at December 31, 2017, the prevailing rate in effect at December 31, 2017 was the base rate plus the LIBOR floor.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

(3)      The interest rate on these loans is subject to a base rate plus 2 Month (“2M”) LIBOR, which at December 31, 2017 was 1.62%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 1M LIBOR rate at December 31, 2017, the prevailing rate in effect at December 31, 2017 was the base rate plus the LIBOR floor.

(4)      The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at December 31, 2017 was 1.69%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 3M LIBOR rate at December 31, 2017, the prevailing rate in effect at December 31, 2017 was the base rate plus the LIBOR floor.

(5)      The interest rate on these loans is subject to a base rate plus 6 Month (“6M”) LIBOR, which at December 31, 2017 was 1.84%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 6M LIBOR rate at December 31, 2017, the prevailing rate in effect at December 31, 2017 was the base rate plus the LIBOR floor.

(6)      The interest rate on these loans is subject to a base rate plus 12 Month (“12M”) LIBOR, which at December 31, 2017 was 2.11%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 6M LIBOR rate at December 31, 2017, the prevailing rate in effect at December 31, 2017 was the base rate plus the LIBOR floor.

(7)      The investment was on non-accrual status as of December 31, 2017.

(8)      Par amount includes accumulated paid-in-kind (“PIK”) interest and is net of repayments.

(9)      The interest rate on these loans is subject to a base rate plus a spread. The base rate in effect at December 31, 2018 was the Prime Rate of 4.500%.

(10)    Includes an analysis of the value of any unfunded loan commitments.

(11)    Security is non-income producing.

Below is certain summarized financial information for the Sierra JV as of December 31, 2018 and 2017, and for the years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Selected Consolidated Statement of Assets and Liabilities Information:
Investments in loans at fair value (Amortized cost of $282,514,983 and $257,831,412, respectively)	$277,168,454	$257,714,909
Cash and cash equivalents	20,494,190	19,304,435
Other assets	1,781,149	678,254
Total assets	$299,443,793	$277,697,598
Senior credit facility payable (net of deferred financing costs of $1,599,958 and $$2,064,346, respectively)	203,300,042	177,935,654
Other liabilities	411,102	8,194,099
Interest payable	953,352	662,798
Total liabilities	$204,664,496	$186,792,551
Members’ capital	94,779,297	90,905,047
Total liabilities and members’ capital	$299,443,793	$277,697,598
	Year ended December 31, 2018	Year ended December 31, 2017
Selected Consolidated Statement of Operations Information:
Total investment income	$20,762,651	$16,109,801
Total expenses	11,495,895	7,890,429
Net change in unrealized appreciation/(depreciation) of investments	(5,230,032)	(1,316,608)
Net realized gain/(loss) on investments	(4,743,903)	1,509,314
Net income	$(707,179)	$8,412,078

In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, the Company must determine which of its unconsolidated Control Investments, if any, are considered “significant subsidiaries.” In evaluating these investments, there are three tests utilized to determine if any Controlled Investments are considered significant subsidiaries: the

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 3. Investments (cont.)

investment test, the asset test and the income test. Rule 3-09 of Regulation S-X requires the Company to include separate audited financial statements of any unconsolidated majority-owned subsidiary (Control Investments in which the Company owns greater than 50% of the voting securities) in an annual report if any of the three tests exceed 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information of Control Investments in an annual report if any of the three tests exceeds 10%, and summarized financial information in a quarterly report if any of the three tests exceeds 20% pursuant to Rule 10-01(b)(1) of Regulation S-X.

After performing the income analysis for the year ended December 31, 2018, our investment in MCM Capital Office Park Holdings LLC exceeded the 10% threshold under Rule 4-08(g). Accordingly, the following tables show summarized unaudited financial information for MCM Capital Office Park Holdings LLC:

	December 31, 2018	December 31, 2017
Balance Sheet Data(1)
Current assets	$2,670,977	$2,471,319
Non-current assets	57,339,326	56,433,971
Current liabilities	712,622	243,250
Non-current liabilities	41,773,606	37,699,501
	For the year ended December 31, 2018	For the year ended December 31, 2017
Summary of Operations(1)
Total revenues	$12,761,920	$11,927,516
Cost of sales	1,322,385	715,191.34
Operating expenses	5,809,206	5,283,386
Other expenses	3,283,329	2,630,419
Net income/(loss)	$2,347,000	$3,298,520

____________

(1)      All amounts are unaudited.

Note 4. Fair Value Measurements

The Company follows ASC 820 for measuring the fair value of portfolio investments. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Financial investments recorded at fair value in the consolidated financial statements are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the investment as of the measurement date. The three levels are defined as follows. Investments which are valued using NAV as a practical expedient are excluded from this hierarchy:

•        Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities at the measurement date.

•        Level 2 — Valuations based on inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable at the measurement date. This category includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 4. Fair Value Measurements (cont.)

non-active markets including actionable bids from third parties for privately held assets or liabilities, and observable inputs other than quoted prices such as yield curves and forward currency rates that are entered directly into valuation models to determine the value of derivatives or other assets or liabilities.

•        Level 3 — Valuations based on inputs that are unobservable and where there is little, if any, market activity at the measurement date. The inputs for the determination of fair value may require significant management judgment or estimation and is based upon management’s assessment of the assumptions that market participants would use in pricing the assets or liabilities. These investments include debt and equity investments in private companies or assets valued using the Market or Income Approach and may involve pricing models whose inputs require significant judgment or estimation because of the absence of any meaningful current market data for identical or similar investments. The inputs in these valuations may include, but are not limited to, capitalization and discount rates, beta and Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence.

In addition to using the above inputs in investment valuations, the Company employs the valuation policy approved by the board of directors that is consistent with ASC 820 (see Note 2). Consistent with the Company’s valuation policy, the Company evaluates the source of inputs, including any markets in which the Company’s investments are trading, in determining fair value.

The following table presents the fair value measurements of the Company’s total investments, by major class according to the fair value hierarchy, as of December 31, 2018:

Type of Investment(1)	Level 1	Level 2	Level 3	Total
Asset
Senior secured first lien term loans	$—	$—	$479,593,279	$479,593,279
Senior secured first lien notes	—	4,742,100	30,752,993	35,495,093
Senior secured second lien term loans	—	—	169,923,547	169,923,547
Subordinated notes	—	—	66,187,857	66,187,857
Equity/warrants	—	—	75,480,034	75,480,034
Total	$—	$4,742,100	$821,937,710	$826,679,810
Investments measured at net asset value				$96,800,952
Total Investments, at fair value				$923,480,762

____________

(1)      Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amount presented in the Consolidated Statements of Assets and Liabilities.

Derivative Instrument-Long Exposure	Level 1	Level 2	Level 3	Total
Asset/(Liability)
Unrealized appreciation/(depreciation) on Total return swap with Citibank, N.A.	$—	$—	$(6,524,904)	$(6,524,904)

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 4. Fair Value Measurements (cont.)

The following table presents the fair value measurements of the Company’s total investments, by major class according to the fair value hierarchy, as of December 31, 2017:

Type of Investment(1)	Level 1	Level 2	Level 3	Total
Asset
Senior secured first lien term loans	$—	$2,487,750	$567,414,544	$569,902,294
Senior secured first lien notes	—	12,487,185	30,270,881	42,758,066
Senior secured second lien term loans	—	—	231,837,617	231,837,617
Subordinated Notes	—	—	74,341,285	74,341,285
Equity/warrants	—	—	65,754,315	65,754,315
Total	$—	$14,974,935	$969,618,642	$984,593,577
Investments measured at net asset value				$79,515,513
Total Investments, at fair value				$1,064,109,090

____________

(1)      Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amount presented in the Consolidated Statements of Assets and Liabilities.

Derivative Instrument-Long Exposure	Level 1	Level 2	Level 3	Total
Asset/(Liability)
Unrealized appreciation/(depreciation) on Total return swap with Citibank, N.A.	$—	$—	$(5,354,868)	$(5,354,868)

The following table provides a reconciliation of the beginning and ending balances for total investments that use Level 3 inputs for the year ended December 31, 2018:

	Senior Secured First Lien Term Loans	Senior Secured First Lien Notes	Senior Secured Second Lien Term Loans	Subordinated Notes	Equity/ warrants	Total Return Swap	Total
Balance, December 31, 2017	$567,414,544	$30,270,881	$231,837,617	$74,341,285	$65,754,315	$(5,354,868)	$964,263,774
Purchases	166,061,429	3,379,999	895,075	10,318,057	11,740,379	—	192,394,939
Sales	(204,459,451)	(1,893,250)	(61,857,608)	(7,423,019)	(3,230,900)	—	(278,864,228)
Transfers in	—	—	—	—	—	—	—
Transfers out	—	—	—	—	—	—	—
Amortization of discount/(premium)	1,052,131	6,859	696,440	—	—	—	1,755,430
Paid-in-kind interest income	3,098,538	—	1,177,193	—	—	—	4,275,731
Net realized gains (losses)	(40,787,945)	(868,224)	(17,767,049)	436,466	(1,220,691)	—	(60,207,443)
Net change in unrealized appreciation/(depreciation)	(12,785,967)	(143,272)	14,941,879	(11,484,932)	1,828,574	(1,170,036)	(8,813,754)
Balance, December 31, 2018	$479,593,279	$30,752,993	$169,923,547	$66,187,857	$74,871,677	$(6,524,904)	$814,804,449
Change in net unrealized appreciation/ (depreciation) in investments held as of December 31, 2018(1)	$(45,857,095)	$(1,261,431)	$(3,491,362)	$(10,784,987)	$1,093,989	$(1,170,036)	$(61,470,922)

____________

(1)      Amount is included in the related amount on investments and derivative instruments in the condensed Consolidated Statements of Operations.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 4. Fair Value Measurements (cont.)

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the year ended December 31, 2018, the Company recorded $0 in transfers from Level 3 to Level 2. During the year ended December 31, 2018, the Company recorded $0 in transfers from Level 2 to Level 3.

The following table provides a reconciliation of the beginning and ending balances for total investments that use Level 3 inputs for the year ended December 31, 2017:

	Senior Secured First Lien Term Loans	Senior Secured First Lien Notes	Senior Secured Second Lien Term Loans	Subordinated Notes	Equity/ warrants	Total Return Swap	Total
Balance, December 31, 2016	$493,340,277	$46,429,960	$260,008,735	$55,185,590	$40,879,809	$(13,647,330)	$882,197,041
Purchases	225,034,789	2,479,999	91,381,785	29,479,590	36,987,442	—	385,363,605
Sales	(129,069,527)	(22,810,699)	(107,375,787)	(7,815,111)	(9,020,654)	—	(276,091,778)
Transfers in	—	9,720,000	—	—	—	—	9,720,000
Transfers out	—	(3,404,186)	—	—	—	—	(3,404,186)
Amortization of discount/(premium)	1,151,096	63,653	224,300	—	—	—	1,439,049
Paid-in-kind interest income	5,499,977	—	—	—	—	—	5,499,977
Net realized gains (losses)	(11,031,955)	(1,490,663)	(9,031,310)	(107,130)	(3,642,142)	—	(25,303,200)
Net change in unrealized appreciation/ (depreciation)	(17,510,113)	(717,183)	(3,370,106)	(2,401,654)	549,860	8,292,462	(15,156,734)
Balance, December 31, 2017	$567,414,544	$30,270,881	$231,837,617	$74,341,285	$65,754,315	$(5,354,868)	$964,263,774
Change in net unrealized appreciation/(depreciation) in investments held as of December 31, 2017(1)	$(25,080,630)	$(1,582,825)	$(11,104,556)	$(2,303,479)	$(2,125,044)	$8,292,462	$(33,904,072)

____________

(1)      Amount is included in the related amount on investments and derivative instruments in the condensed Consolidated Statements of Operations

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the year ended December 31, 2017, the Company recorded 9,720,000 in transfers from Level 3 to Level 2 and (3,404,186) in transfers from Level 2 to Level 3 due to due to a decrease in observable inputs in market data and no other transfers between levels.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 4. Fair Value Measurements (cont.)

The following table presents the quantitative information about Level 3 fair value measurements of the Company’s total investments, as of December 31, 2018:

Type of Investment	Fair Value	Valuation techniques	Unobservable input(1)	Range (weighted average)
Senior Secured First Lien Term Loan	$264,976,095	Income Approach (DCF)	Market yield	7.69% - 17.93% (10.66%)
Senior Secured First Lien Term Loan	87,515,822	Market Approach (Guideline Comparable)/Income Approach (DCF)/Enterprise Valuation Analysis	Revenue Multiple, EBITDA Multiple, Discount Rate, Expected Proceeds	1.35x - 1.35x (1.35x) / 3.50x-7.50x (6.14x) / 16.25% - 18.50% (17.34%) / $0.0M - $102.5M ($32.1M)
Senior Secured First Lien Term Loan	128,053,745	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured First Lien Notes	30,752,993	Income Approach (DCF)	Market Yield	12.31% - 28.86% (15.10%)
Senior Secured Second Lien Term Loan	153,447,349	Income Approach (DCF)	Market yield	9.34% - 17.63% (11.86%)
Senior Secured Second Lien Term Loan	9,776,992	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured Second Lien Term Loan	6,699,206	Market Approach (Guideline Comparable)/Income Approach (DCF)	EBITDA Multiple, Discount Rate	5.00x - 6.00x (5.50x) / 17.50% - 19.50% (18.50%)
Equity/warrants	46,183,711	Market Approach (Guideline Comparable)/Market Approach (Comparable Transactions)/ Option Model/Income Approach (DCF)/ Enterprise Valuation Analysis	Revenue Multiple, EBITDA Multiple, Book Value Multiple, Discount Rate, Volatility, Average List Price, Expected Proceeds	1.35x - 1.35x (1.35x) / 3.50x-13.50x (8.52x) / 12.50% - 21.25% (20.02%) / 50.00% - 50.00% (50.00%) / $1.1M - $1.1M ($1.1M) / 7.63% - 8.50% (8.25%) / 1.25x - 1.25x (1.25x) / $1.2M - $86.0M ($1.2M)
Equity/warrants	2,000,000	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Equity/warrants	27,296,321	Income Approach (DCF)	Market Yield	13.31% - 18.90% (14.47%)
Subordinated Notes	63,437,676	Income Approach (DCF)	Discount Rate	13.00% - 25.00% (18.46%)
Subordinated Notes	1,797,800	Income Approach (DCF)	Market Yield	9.30%
Total	$821,937,710
TRS	(6,524,904)	Income Approach (DCF)	Market yield	6.65% - 16.85% (9.39%)
Total	$815,412,806

____________

(1)      Represents the method used when the Company has determined that market participants would use such inputs when measuring the fair value of these investments.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 4. Fair Value Measurements (cont.)

The following table presents the quantitative information about Level 3 fair value measurements of the Company’s total investments, as of December 31, 2017:

Type of Investment	Fair Value	Valuation techniques	Unobservable input(1)	Range (weighted average)
Senior Secured First Lien Term Loan	$414,580,810	Income Approach (DCF)	Market Yield	6.14% - 13.33% (9.42%)
Senior Secured First Lien Term Loan	277,048	Enterprise Value Analysis	Expected Proceeds	$0.0M - $0.2M ($0.2M)
Senior Secured First Lien Term Loan	69,511,390	Market Approach (Guideline Comparable)/Market Approach (Comparable Transactions)/Income Approach (DCF) /Enterprise Value Analysis	Revenue Multiple, EBITDA Multiple, Discount Rate, Expected Proceeds, Average List Price	0.63x - 2.00x (1.11x) / 4.50x-10.00x (6.83x) / 16.50% - 18.50% (17.91%) / $18.3M - $18.3M ($18.3M) / $1.0M - $1.0M ($1.0M)
Senior Secured First Lien Term Loan	82,989,017	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured First Lien Notes	30,148,223	Income Approach (DCF)	Market Yield	8.96% - 19.96% (11.98%)
Senior Secured First Lien Notes	122,658	Enterprise Valuation Analysis	Expected Proceeds	$0.1M - $0.1M ($0.1M)
Senior Secured Second Lien Term Loan	188,368,389	Income Approach (DCF)	Market Yield	7.86% - 13.93% (10.01%)
Senior Secured Second Lien Term Loan	43,262,977	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured Second Lien Term Loan	206,250	Market Approach (Guideline Comparable)	EBITDA Multiple	9.50x - 10.50x (10.00x)
Preferred Equity	5,123,448	Income Approach (DCF)	Market Yield	19.19%-19.19% (19.19%)
Equity/warrants	—	Enterprise Valuation Analysis	Expected Proceeds	$0.0M - $0.1M ($0.1M)
Equity/warrants	24,338,703	Market Approach (Guideline Comparable)/Market Approach (Comparable Transactions)/Income Approach (DCF)	Revenue Multiple, EBITDA Multiple, Discount Rate, Book Value Multiple, Average List Price	0.93x-2.00x (1.25x) / 5.00x-9.25x (7.70x) / 15.50% - 22.50% (16.33%) / 1.25x - 1.25x (1.25x) / $1.0M - $1.0M ($1.0M) / 8.50% - 8.50% (8.50%) / $18.3M - $18.3M ($18.3M)
Equity/warrants	36,348,444	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Subordinated Notes	60,210,700	Income Approach (DCF)	Discount Rate	14.00% - 18.50% (16.17%)
Subordinated Notes	14,130,585	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Total	$969,618,642
TRS	(5,354,868)	Income Approach (DCF)	Market yield	5.17% - 62.21% (8.26%)
Total	$964,263,774

____________

(1)      Represents the method used when the Company has determined that market participants would use such inputs when measuring the fair value of these investments.

The significant unobservable inputs used in the fair value measurement of the Company’s debt and derivative investments are market yields. Increases in market yields would result in lower fair value measurements.

The significant unobservable inputs used in the fair value measurement of the Company’s equity/warrants investments are comparable company multiples of revenue or EBITDA for the latest twelve months (“LTM”), next twelve months (“NTM”) or a reasonable period a market participant would consider. Increases in EBITDA multiples in isolation would result in higher fair value measurement.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 5. Total Return Swap

On August 27, 2013, the Company, through its wholly-owned financing subsidiary, Arbor, entered into a TRS with Citibank, N.A. (“Citibank”) that is indexed to a basket of loans.

The TRS with Citibank enables Arbor, to obtain the economic benefit of the loans underlying the TRS, despite the fact that such loans will not be directly held or otherwise owned by Arbor, in return for an interest-type payment to Citibank.

SIC Advisors acts as the investment manager of Arbor and has discretion over the composition of the basket of loans underlying the TRS. The terms of the TRS are governed by an ISDA 2002 Master Agreement, the Schedule thereto and Credit Support Annex to such Schedule, and the Confirmation exchanged thereunder, between Arbor and Citibank, which collectively establish the TRS, and are collectively referred to herein as the “TRS Agreement”. On March 21, 2014, Arbor amended and restated its Confirmation Letter Agreement (the “Amended Confirmation Agreement”) with Citibank. The Amended Confirmation Agreement increased the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $100 million to $200 million, and increased the interest rate payable to Citibank from LIBOR plus 1.30% per annum to LIBOR plus 1.35% per annum.

On July 23, 2014, Arbor entered into the Second Amended and Restated Confirmation Letter Agreement with CitiBank to increase the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $200 million to $350 million. On June 8, 2015, Arbor entered into the Third Amended and Restated Confirmation Letter Agreement with Citibank to decrease the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $350 million to $300 million.

On March 21, 2016, Arbor entered into the Fourth Amended and Restated Confirmation Letter Agreement (the “Fourth Amended Confirmation Agreement”) with Citibank to extended the term of the TRS from March 21, 2016 through March 21, 2019 and increased the interest rate payable to Citibank from LIBOR plus 1.35% per annum to LIBOR plus 1.65% per annum.

On September 29, 2017, Arbor entered into the Fifth Amended and Restated Confirmation Letter Agreement (the “Fifth Amended Confirmation Agreement”) with Citibank to reduce the maximum portfolio notional (determined at the time each such loan becomes subject to the TRS) from $300,000,000 to $180,000,000, through incremental reductions of $60,000,000 on October 3, 2017 and $20,000,000 on each of November 3, 2017, December 3, 2017 and January 3, 2018. The Fifth Amended Confirmation Agreement also decreased the interest rate payable to Citibank from LIBOR plus 1.65% per annum to LIBOR plus 1.60% per annum.

Pursuant to the terms of the TRS Agreement, as amended and subject to conditions customary for transactions of this nature, Arbor may select a portfolio of loans with a maximum market value (determined at the time each such loan becomes subject to the TRS) of $300 million, subject to the reduction provided for in the Fifth Amended Confirmation Agreement, which is also referred to as the maximum notional amount of the TRS. Arbor receives from Citibank a periodic payment on set dates that is based upon any coupons, both earned and accrued, generated by the loans underlying the TRS, subject to limitations described in the TRS Agreement as well as any fees associated with the loans included in the portfolio. Arbor pays to Citibank interest at a rate equal to one-month LIBOR plus 1.60% per annum. In addition, upon the termination or repayment of any loan subject to the TRS, Arbor either receives from Citibank the appreciation in the value of such loan, or pays to Citibank any depreciation in the value of such loan.

Citibank may terminate the TRS on or after the second anniversary of the effectiveness of the TRS. SIC Advisors may terminate the TRS on behalf of Arbor at any time upon providing 10 days prior notice to Citibank.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 5. Total Return Swap (cont.)

Arbor is required to pay a minimum usage fee in connection with the TRS of 1.60% on the amount equal to 85% of the average daily unused portion of the maximum amount permitted under the TRS. Such minimum usage fee will not apply during the first 365 days and last 60 days of the term of the TRS. Arbor will also pay Citibank customary fees in connection with the establishment and maintenance of the TRS. During the years ended December 31, 2018 and 2017, Arbor paid $0 and $67,976 in minimum usage fees, respectively.

Arbor is required to initially cash collateralize a specified percentage of each loan (generally 20% to 30% of the market value of such loan) included under the TRS in accordance with margin requirements described in the TRS Agreement. As of December 31, 2018 and 2017, Arbor has posted $27,000,000 and $48,000,000, respectively, in collateral to Citibank in relation to the TRS which is recorded on the Consolidated Statements of Assets and Liabilities as cash collateral on TRS. Arbor may be required to post additional collateral from time to time as a result of a decline in the mark-to-market value of the portfolio of loans subject to the TRS. The obligations of Arbor under the TRS Agreement are non-recourse to the Company and the Company’s exposure under the TRS Agreement is limited to the value of the Company’s investment in Arbor, which generally equals the value of cash collateral provided by Arbor under the TRS Agreement.

In connection with the TRS, Arbor has made customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. In addition to customary events of default and termination events included in the form ISDA 2002 Master Agreement, the TRS Agreement contains the following termination events: (a) a failure to satisfy the portfolio criteria for at least 30 days; (b) a failure to post initial cash collateral or additional collateral as required by the TRS Agreement; (c) a default by Arbor or the Company with respect to indebtedness in an amount equal to or greater than the lesser of $10,000,000 and 2% of the Company’s NAV at such time; (d) a merger of Arbor or the Company meeting certain criteria; (e) the Company or Arbor amending their respective constituent documents to alter their investment strategy in a manner that has or could reasonably be expected to have a material adverse effect; and (f) SIC Advisors ceasing to be the investment manager of Arbor or to have authority to enter into transactions under the TRS Agreement on behalf of Arbor, and not being replaced by an entity reasonably acceptable to Citibank. As of December 31, 2018 and December 31, 2017, the Company did not have any derivatives with contingent features in net liability positions; therefore, if a trigger event had occurred, no amount would have been required to be posted by the Company.

The Company’s maximum credit risk exposure, as of December 31, 2018 and 2017, is $27,113,252 and $48,462,555, respectively, which is recorded on the Consolidated Statements of Assets and Liabilities as cash collateral on total return swap and receivable due on total return swap.

The Company’s receivable from Citibank represents realized amounts from payments on underlying loans in the TRS portfolio, which as of December 31, 2018 and 2017, was $113,252 and $462,555, respectively, which is recorded on the Consolidated Statements of Assets and Liabilities as receivable due on total return swap. The Company does not offset collateral posted in relation to the TRS with any unrealized appreciation or depreciation outstanding in the Consolidated Statements of Assets and Liabilities as of December 31, 2018 or December 31, 2017.

Transactions in TRS contracts during the years ended December 31, 2018, 2017 and 2016 were as follows:

	2018	2017	2016
Interest income and settlement from TRS	$5,185,757	$8,374,421	$8,446,168
Traded gains/(loss) on TRS loan sales	(2,943,401)	(9,778,359)	(1,633,995)
Net realized gains/(loss) on TRS	$2,242,356	$(1,403,938)	$6,812,173
Net change in unrealized appreciation/(depreciation) on TRS	$(1,170,036)	$8,292,462	$13,718,489

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 5. Total Return Swap (cont.)

The Company held one derivative position as of the years ended December 31, 2018 and 2017, subject to a Master Agreement (“MA”). The following table represents the Company’s gross and net amounts after offset under the MA of the derivative assets and liabilities presented by derivative type net of the related collateral pledged by the Company as of December 31, 2018 and 2017:

	Gross Derivative Assets/ (Liabilities) Subject to MA	Derivative Amount Available for Offset	Net Amount Presented in the Consolidated Statements of Assets and Liabilities	Cash Collateral Posted(1)	Net Amount of Derivative Assets/ (Liabilities)
December 31, 2018
TRS	$(6,524,904)	$—	$(6,524,904)	$6,524,904	$—
December 31, 2017
TRS	$(5,354,868)	$—	$(5,354,868)	$5,354,868	$—

____________

(1)      As of December 31, 2018 and 2017, $27,000,000 and $48,000,000 respectively, of cash was posted for initial margin requirements for the TRS as reported on the Consolidated Statements of Assets and Liabilities as cash collateral on total return swap.

The following table shows the volume of the Company’s derivative transactions for the years ended December 31, 2018 and 2017:

	2018	2017
Average notional par amount of contracts(1)	$153,644,607	$235,946,069

____________

(1)      Average notional amount is based on the average month end balances for the years ended December 31, 2018 and 2017, which is representative of the volume of notional contract amounts held during each year.

Note 6. Borrowings

The following table shows the Company’s outstanding debt as of December 31, 2018 and 2017:

	December 31, 2018			December 31, 2017
	Total Commitment	Balance Outstanding	Unused Commitment	Total Commitment	Balance Outstanding	Unused Commitment
ING Credit Facility	$220,000,000	$115,000,000	$105,000,000	$220,000,000	$195,000,000	$25,000,000
Alpine Credit Facility	300,000,000	240,000,000	60,000,000	300,000,000	240,000,000	60,000,000
Total before deferred financing costs	520,000,000	355,000,000	165,000,000	520,000,000	435,000,000	85,000,000
Unamortized deferred financing costs	—	(3,460,986)	—	—	(5,286,927)	—
Total borrowings outstanding, net deferred financing costs	$520,000,000	$351,539,014	$165,000,000	$520,000,000	$429,713,073	$85,000,000

As a BDC, the Company is only allowed to employ leverage to the extent that its asset coverage, as defined in the 1940 Act, equals at least 200% (or 150% if certain requirements under the 1940 Act are met) after giving effect to such leverage. The amount of leverage that the Company employs at any time depends on its assessment of the market and other factors at the time of any proposed borrowing.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 6. Borrowings (cont.)

The fair value of the Company’s debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s margin borrowings are estimated based upon market interest rates for its own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. The Company’s debt obligation is recorded at its carrying value, which approximates fair value.

ING Credit Facility

On August 12, 2016, the Company amended its existing senior secured syndicated revolving credit facility (the “ING Credit Facility”) pursuant to a Senior Secured Revolving Credit Agreement (the “Revolving Credit Agreement”) with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent. The ING Credit Facility matures on August 12, 2020 and is secured by substantially all of the Company’s assets, subject to certain exclusions as further set forth in an Amended and Restated Guarantee, Pledge and Security Agreement (the “Security Agreement”) entered into in connection with the Revolving Credit Agreement, among the Company, the subsidiary guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent. The ING Credit Facility also includes usual and customary representations, covenants and events of default for senior secured revolving credit facilities of this nature. On February 13, 2015, commitments to the ING credit facility were expanded from $150,000,000 to $170,000.000. On August 12, 2016, commitments to the ING credit facility were expanded from $170,000,000 to $175,000,000. On April 20, 2017, commitments to the ING Credit Facility were expanded from $175,000,000 to $220,000,000. On February 8, 2019, we amended our ING Credit Facility, among other things, to permit the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement.

The ING Credit Facility allows for the Company, at its option, to borrow money at a rate of either (i) an alternate base rate plus 1.50% per annum or (ii) LIBOR plus 2.50% per annum. The interest rate margins are subject to certain step-downs upon the satisfaction of certain conditions described in the Revolving Credit Agreement. The alternate base rate will be the greatest of (i) the U.S. Prime Rate set forth in the Wall Street Journal, (ii) the federal funds effective rate plus 1/2 of 1%, and (iii) three month LIBOR plus 1.00%. As of December 31, 2018 and 2017, the commitment under the ING Credit Facility was $220,000,000 and $220,000,000, respectively, and the ING Credit Facility includes an accordion feature that allows for potential future expansion of the ING Credit Facility up to a total of $500,000,000. Availability of loans under the ING Credit Facility is linked to the valuation of the collateral pursuant to a borrowing base mechanism.

The Company is also required to pay a commitment fee to the lenders based on the daily unused portion of the aggregate commitments under the ING Credit Facility. The commitment fee is (i) 1.50% if the used portion of the aggregate commitments is less than or equal to 40%, (ii) 0.75% if the used portion of the aggregate commitments is greater than 40% and less than or equal to 65% or (iii) 0.50% if the used portion of the aggregate commitments is greater than 65%. The ING Credit Facility provides that the Company may use the proceeds of the facility for general corporate purposes, including making investments in accordance with the Company’s investment objective and strategy.

Borrowings under the Revolving Credit Agreement are subject to, among other things, a minimum borrowing base. Substantially all of the Company’s assets are pledged as collateral under the Revolving Credit Agreement. The ING Credit Facility requires the Company to, among other things (i) make representations and warranties regarding the collateral as well the Company’s business and operations, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants. The documents for the Revolving Credit Agreement also include default provisions, such as the failure to make timely payments under the Revolving Credit Agreement, the occurrence of a change in control, and the failure by the Company to materially perform under the operative agreements governing the Revolving Credit Agreement, which, if not complied with, could accelerate repayment under the Revolving Credit Agreement, thereby materially and adversely affecting the Company’s liquidity, financial condition and results of operations.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 6. Borrowings (cont.)

In connection with the security interest established under the Security Agreement, the Company, ING Capital LLC, in its capacity as collateral agent, and State Street Bank and Trust Company, in its capacity as the Company’s custodian, entered into a control agreement dated as of December 4, 2013, in order to, among other things, perfect the security interest granted pursuant to the Security Agreement in, and provide for control over, the related collateral.

As of December 31, 2018 and 2017, the carrying amount of the Company’s borrowings under the ING Credit Facility approximated their fair value. The fair value of the Company’s debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s borrowing under the ING Credit Facility is estimated based upon market interest rates of the Company’s borrowing or entities with similar credit risk, adjusted for nonperformance risk, if any. As of December 31, 2018 and 2017, the ING Credit Facility would be deemed to be Level 3, as defined in Note 4.

As of December 31, 2018 and 2017, $1,419,794 and $2,275,481, respectively, of financing costs related to the ING Credit Facility have been capitalized and are being amortized over the respective terms. The following table shows additional information about the interest and financing costs related to the ING Credit Facility for the years ended December 31, 2018 and 2017 and 2016:

	For the year ended December 31,
	2018	2017	2016
Interest expense related to the ING Credit Facility	$7,071,689	$5,895,421	$4,108,157
Financing expenses related to the ING Credit Facility	930,686	898,786	734,610
Total interest and financing expenses related to the ING Credit Facility	$8,002,375	$6,794,207	$4,842,767
Weighted average outstanding debt balance of the ING Credit Facility	$143,142,466	$146,657,534	$109,931,694
Weighted average interest rate of the ING Credit Facility	4.9%	4.0%	3.7%

Alpine Credit Facility

On September 29, 2017, the Company’s wholly-owned, special purpose financing subsidiary, Alpine, amended its existing revolving credit facility (the “Alpine Credit Facility”) pursuant to an Amended and Restated Loan Agreement (the “Amendment”) with JPMorgan Chase Bank, National Association (“JPMorgan”), as administrative agent and lender, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto (the “Loan Agreement”). The Loan Agreement was amended to, among other things, (i) extend the reinvestment period until December 29, 2020, (ii) extend the scheduled termination date until March 29, 2022, (iii) decrease the applicable margin for advances to 2.85% per annum and (iv) increase the compliance condition for net advances to 55% of net asset value. Alpine’s obligations to JPMorgan under the Alpine Credit Facility are secured by a first priority security interest in substantially all of the assets of Alpine, including its portfolio of loans. The obligations of Alpine under the Alpine Credit Facility are non-recourse to the Company.

The Alpine Credit Facility provides for borrowings in an aggregate principal amount up to $300,000,000 on a committed basis. Borrowings under the Alpine Credit Facility are subject to compliance with a NAV coverage ratio with respect to the current value of Alpine’s portfolio and various eligibility criteria must be satisfied with respect to the initial acquisition of each loan in Alpine’s portfolio. Any amounts borrowed under the Alpine Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on March 29, 2022.

Pricing under the Alpine Credit Facility for each one month calculation period is based on LIBOR for an interest period of one month, plus a spread of 2.85% per annum. If LIBOR is unavailable, pricing will be determined at the prime rate offered by JPMorgan or the federal funds effective rate, plus a spread of 2.85% per annum. Interest is

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 6. Borrowings (cont.)

payable monthly in arrears. Alpine is also required to pay a commitment fee of 1.00% on the average daily unused amount of the financing commitments to the extent that $300,000,000 has not been borrowed.

Borrowings of Alpine are considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act, applicable to BDCs.

Pursuant to a Sale and Contribution Agreement entered into between the Company and Alpine (the “Sale Agreement”) in connection with the Alpine Credit Facility, the Company may sell loans or contribute cash or loans to Alpine from time to time and will retain a residual interest in any assets contributed through its ownership of Alpine or will receive fair market value for any assets sold to Alpine. In certain circumstances the Company may be required to repurchase certain loans sold to Alpine. In addition to the acquisition of loans pursuant to the Sale Agreement, Alpine may purchase additional assets from various sources. Alpine has appointed SIC Advisors to manage its portfolio of assets pursuant to the terms of a Portfolio Management Agreement between SIC Advisors and Alpine.

As of December 31, 2018, the carrying amount of the Company’s borrowings under the Alpine Credit Facility approximated the fair value of the Company’s debt obligation. The fair value of the Company’s debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s borrowings under the Alpine Credit Facility is estimated based upon market interest rates of the Company’s borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. As of December 31, 2018, the Alpine Credit Facility would be deemed to be Level 3, as defined in Note 4.

As of December 31, 2018 and 2017, $2,041,192 and $3,011,446, respectively, of financing costs related to the Alpine Credit Facility has been capitalized and is being amortized over the respective terms. The following table shows additional information about the interest and financing costs related to the Alpine Credit Facility for the years ended December 31, 2018 and 2017 and 2016:

	For the year ended December 31,
	2018	2017	2016
Interest expense related to the Alpine Credit Facility	$12,383,653	$10,782,028	$9,385,617
Financing expenses related to the Alpine Credit Facility	970,254	682,321	584,043
Total interest and financing expenses related to the Alpine Credit Facility	$13,353,907	$11,464,349	$9,969,660
Weighted average outstanding debt balance of the Alpine Credit Facility	$240,676,712	$242,547,945	$240,000,000
Weighted average interest rate of the Alpine Credit Facility	5.1%	4.4%	3.8%

Note 7. Agreements

Investment Advisory Agreement

On April 5, 2012, the Company entered into an investment advisory agreement (“IAA”) with SIC Advisors to manage the Company’s investment activities. The IAA became effective as of April 17, 2012, the date that the Company met its minimum offering requirement. Pursuant to the 1940 Act, the initial term of the IAA was for two years from its effective date, with one-year renewals subject to approval by the Company’s board of directors, a majority of whom must be independent directors. Most recently, on March 8, 2018, the Company’s board of directors approved the renewal of the IAA for an additional one-year term at an in-person meeting. Pursuant to the IAA, SIC Advisors implements the Company’s business strategy on a day-to-day basis and performs certain services for the Company, subject to oversight by the Company’s board of directors. SIC Advisors is responsible for, among other duties, determining investment criteria, sourcing, analyzing and executing investment transactions, asset sales, financings and performing asset management duties. Under the IAA, the Company has agreed to pay SIC Advisors

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 7. Agreements (cont.)

a management fee for investment advisory and management services consisting of a base management fee and an incentive fee.

The base management fee is calculated at an annual rate of 1.75% of the Company’s gross assets payable quarterly in arrears. For purposes of calculating the base management fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. “Gross assets” also includes any cash collateral posted with respect to the TRS, adjusted for realized and unrealized appreciation. For the first quarter of the Company’s operations, the base management fee was calculated based on the initial value of the Company’s gross assets. Subsequently, the base management fee is calculated based on the gross assets at the end of each completed calendar quarter. Base management fees for any partial quarter are appropriately pro-rated. For the years ended December 31, 2018, 2017 and 2016, the Company recorded an expense for base management fees of $19,011,460, $21,233,065 and $19,928,802, respectively, of which $4,491,234 and $5,196,997 were payable at December 31, 2018 and 2017, respectively.

The incentive fee consists of the following two parts:

An incentive fee on net investment income (“Subordinated Incentive Fee on Income”) is calculated and payable quarterly in arrears and is based upon pre-incentive fee net investment income for the immediately preceding quarter. No Subordinated Incentive Fee on Income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on the Company’s net assets at the end of the immediately preceding fiscal quarter (the “Preferred Quarterly Return”). All pre-incentive fee net investment income, if any, that exceeds the Preferred Quarterly Return, but is less than or equal to 2.1875% of net assets at the end of the immediately preceding fiscal quarter in any quarter, will be payable to SIC Advisors. The Company refers to this portion of its Subordinated Incentive Fee on Income as the “Catch Up”. It is intended to provide an incentive fee of 20% on pre-incentive fee net investment income when pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter in any quarter. For any quarter in which the Company’s pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter, the Subordinated Incentive Fee on Income shall equal 20% of the amount of pre-incentive fee net investment income, because the Preferred Quarterly Return and Catch Up will have been achieved. There is no incentive fee on net investment income earned on the TRS.

For the years ended December 31, 2018, 2017 and 2016, the Company recorded incentive fees of $0, $4,700,177 and $9,281,479, respectively. As of December 31, 2018 and 2017, the Company recorded incentive fees payable of $0 and $2,827,372, respectively. During the quarter ended December 31, 2018, the Company reversed incentive fee expenses from the quarter ended September 30, 2018 and recorded a receivable of $446,703 from SIC Advisors on the Consolidated Statements of Assets and Liabilities within prepaid expenses and other assets.

A capital gains incentive fee will be earned on realized investments and shall be payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement is in effect. If the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of such termination. The fee equals 20% of the realized capital gains, less the aggregate amount of any previously paid capital gains incentive fees. The incentive fee on capital gains is equal to realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis.

Under GAAP, the Company calculates capital gains incentive fees as if the Company had realized all assets at their fair values and liabilities at their settlement amounts as of the reporting date. GAAP requires that the capital gains incentive fee accrual assume the cumulative aggregate unrealized capital appreciation is realized, even though such unrealized capital appreciation is not payable under the Investment Advisory Agreement. Accordingly, the Company accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. There can be no assurance that such unrealized capital appreciation will be realized in the future and that the provisional capital gains incentive fee will become payable.

For the years ended December 31, 2018, 2017 and 2016, the Company recorded no capital gains incentive fee and no capital gains incentive fee were payable.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 7. Agreements (cont.)

In the event that other organizational and offering expenses exceed 5.25% of the gross proceeds from the sale of shares of the Company’s common stock pursuant to its public offering or one or more private offerings at the time of the completion of the offering or other organizational and offering expenses, together with selling commissions, dealer manager fees and any discounts paid to members of the Financial Industry Regulatory Authority, exceed 15% of the gross proceeds from the sale of shares of the Company’s common stock pursuant to its public offering or one or more private offerings at the time of the completion of the offering, then SIC Advisors shall be required to pay without reimbursement from the Company, or, if already paid by the Company, reimburse the Company, for amounts exceeding such 5.25% and 15% limit, as appropriate.

Administration Agreement

On April 5, 2012, the Company entered into an administration agreement (the “Administration Agreement”) with Medley Capital LLC, pursuant to which Medley Capital LLC furnishes the Company with administrative services necessary to conduct its day-to-day operations. On February 28, 2013, Medley Capital LLC entered into a Sub-Administration Agreement with State Street Bank Global Fund Accounting and Custody to perform certain financial, accounting, administrative and other services on behalf of the Company. On March 8, 2018, the Company’s board of directors approved the renewal of the Administration Agreement for an additional one-year term at an in-person meeting. Medley Capital LLC is reimbursed for administrative expenses it incurs on the Company’s behalf in performing its obligations. Such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other reasonable methods. The Company does not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC. For the years ended December 31, 2018, 2017 and 2016, the Company recorded an expenses of $2,699,176, $3,029,745 and $2,847,745, respectively, relating to administrator expenses. As of December 31, 2018 and 2017, the Company had $689,711 and $695,777, respectively, in administrator fees payable.

Expense Support and Reimbursement Agreement

From June 29, 2012 through December 31, 2016, the Company was party to an Expense Support and Reimbursement Agreement with SIC Advisors (the “Expense Support Agreement”). During the term of the Expense Support Agreement, SIC Advisors reimbursed the Company for operating expenses in an amount equal to the difference between the Company’s distributions paid to its stockholders in each month, less the sum of the Company’s net investment income, net realized capital gains and dividends paid to the Company from its portfolio companies, not included in net income and net realized capital gains, during such period (“Expense Support Reimbursement”). To the extent that no dividends or other distributions were paid to the Company’s stockholders in any given month, then the Expense Support Reimbursement for such month was equal to such amount necessary in order for available operating funds for the month to equal zero. From April 1, 2016 until the expiration of the Expense Support Agreement on December 31, 2016, SIC Advisors made expense support payments on a discretionary basis by making an election on the last day of each month to fund an expense support payment in an amount equal to the difference between the Company’s distributions paid to stockholders during such month less the sum of the Company’s net investment income, net realized capital gains and dividends paid to the Company from its portfolio companies, not included in net income and net realized capital gains during such period.

The purpose of the Expense Support Agreement was to cover distributions to stockholders so as to ensure that the distributions did not constitute a return of capital for GAAP purposes and to reduce operating expenses until the Company had raised sufficient capital to be able to absorb such expenses. The Expense Support Agreement expired on December 31, 2016.

Pursuant to the Expense Support Agreement, the Company will reimburse SIC Advisors for expense support payments it previously made following any calendar quarter for which the Company received net investment income,

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 7. Agreements (cont.)

net realized capital gains and dividends from its portfolio companies (not included in net income and net realized capital gains) in excess of the distributions paid to the Company’s stockholders during such calendar quarter (the “Excess Operating Funds”). Any such reimbursement will be made within three years of the date that the expense support payment obligation was incurred by SIC Advisors, subject to the conditions described below. The amount of the reimbursement during any calendar quarter will equal the lesser of (i) the Excess Operating Funds received during the quarter and (ii) the aggregate amount of all expense payments made by SIC Advisors that have not yet been reimbursed. In addition, the Company will only make reimbursement payments to the extent its current annualized “operating expense ratio” (as described in footnote 1 to the table below) is equal to or less than its operating expense ratio for the quarter during which the corresponding expense obligation was incurred and to the extent the annualized rate of its regular cash dividends to the Company’s stockholders for the month is equal to or greater than the annualized rate of the Company’s regular cash distributions to stockholders for the month during which the corresponding expense payment was incurred.

For the years ended December 31, 2018, 2017 and 2016, the Company recorded net Expense Support Reimbursements of $0, $0 and $16,093,129, respectively, on the Consolidated Statements of Operations. Repayments of amounts paid by SIC Advisors to the Company under the Expense Support Agreement will be accrued as they become probable and estimable. The Company refers to Expense Support Reimbursements that are eligible for reimbursement to SIC Advisors by virtue of having satisfied the conditions described above as a “Crystalized Reimbursement.” As of December 31, 2018 and 2017, the Company recorded no Crystalized Reimbursements. As of December 31, 2018, 2017 and 2016, the total amounts eligible for reimbursement of the Company to SIC Advisors net of Crystalized Reimbursements was $16,228,913, $24,973,540 and $31,474,331, respectively.

The following table provides information regarding liabilities incurred by SIC Advisors pursuant to the Expense Support Agreement as well as other information relating to the Company’s ability to reimburse SIC Advisors for such payments:

Quarter Ended	Amount of Expense Payment Obligation	Amount Repaid to SIC Advisors	Operating Expense Ratio(1)	Annualized Distribution Rate(2)	Eligible to be Repaid Through
March 31, 2014(3)	$1,313,470	$135,784	0.45%	7.80%	March 31, 2017
June 30, 2014(3)	2,143,066	—	0.38%	7.80%	June 30, 2017
September 30, 2014(3)	1,717,593	123,025	0.38%	7.77%	September 30, 2017
December 31, 2014(3)	1,585,471	—	0.47%	8.00%	December 31, 2017
March 31, 2015(3)	1,993,518	—	0.43%	8.00%	March 31, 2018
June 30, 2015(3)	2,148,462	—	0.31%	8.00%	June 30, 2018
September 30, 2015(3)	627,752	—	0.32%	8.25%	September 30, 2018
December 31, 2015(3)	3,974,895	—	0.40%	8.65%	December 31, 2018
March 31, 2016	5,204,896	—	0.37%	8.89%	March 31, 2019
June 30, 2016	5,634,390	—	0.29%	8.89%	June 30, 2019
September 30, 2016	5,389,627	—	0.45%	8.84%	September 30, 2019

____________

(1)      “Operating Expense Ratio” is as of the date the expense support payment obligation was incurred by the Company’s Advisor and includes all expenses borne by the Company, except for organizational and offering expenses, base management and incentive fees owed to SIC Advisors, and interest expense, as a percentage of net assets.

(2)      “Annualized Distribution Rate” equals the annualized rate of distributions paid to stockholders based on the amount of the regular cash distribution paid immediately prior to the date the expense support payment obligation was incurred by SIC Advisors. “Annualized Distribution Rate” does not include special cash or stock distributions paid to stockholders.

(3)      The unreimbursed part of the expense payment obligation has expired as of December 31, 2018.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 8. Related Party Transactions

On October 19, 2011, SIC Advisors entered into a subscription agreement to purchase 110.80 shares of common stock for cash consideration of $1,000. The consideration represents $9.025 per share.

On April 17, 2012, SIC Advisors purchased 1,108,033.24 shares of our common stock for aggregate gross proceeds of $10,000,000. The consideration represents $9.025 per share.

We have entered into an Investment Advisory Agreement with SIC Advisors in which our senior management holds an equity interest and were party to the Expense Support Agreement through December 31, 2016. Members of our senior management also serve as principals of other investment managers affiliated with SIC Advisors that do, and may in the future, manage investment funds, accounts or other investment vehicles with investment objectives similar to ours.

We have entered into an Administration Agreement with Medley Capital LLC, pursuant to which Medley Capital LLC furnishes us with administrative services necessary to conduct our day-to-day operations. Medley Capital LLC is reimbursed for administrative expenses it incurs on our behalf. We do not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC. Medley Capital LLC is an affiliate of SIC Advisors.

The dealer manager agreement that we entered into with SC Distributors, LLC in connection with our offering was terminated pursuant to its terms in connection with the termination of our offering, effective as of July 31, 2018.

On August 9, 2018, the Company entered into the MCC Merger Agreement pursuant to which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into the Company, with the Company as the surviving company in the MCC Merger Agreement. Under the MCC Merger, each share of MCC’s common stock issued and outstanding immediately prior to the MCC Merger effective time, other than shares of MCC common stock held by MCC, the Company or their respective wholly owned subsidiaries, will be converted into the right to receive 0.8050 shares of the Company’s common stock. In addition, on August 9, 2018, the Company entered into the MDLY Merger Agreement, pursuant to which MDLY will on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger Agreement. In the MDLY Merger, each share of MDLY Class A common stock, issued and outstanding immediately prior to the MDLY Merger effective time, other than Dissenting Shares (as defined in the MDLY Merger Agreement) and shares of MDLY Class A common stock held by MDLY, the Company or their respective wholly owned subsidiaries, will be converted into the right to receive (i) 0.3836 shares of the Company’s common stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY’s stockholders will have the right to receive certain dividends and/or other payments. The Mergers will occur simultaneously and, as a result of the foregoing, the investment management function relating to the operation of the Company, as the surviving company in the Mergers, will be internalized.

The Mergers are subject to the satisfaction or waiver of closing conditions, including, but not limited to: (a) the approval of the MCC Merger and the MDLY Merger by the Company’s stockholders by the affirmative vote of at least a majority of all its stockholders, the approval of the adoption of the MCC Merger Agreement by MCC’s stockholders, and the approval of the adoption of the MDLY Merger Agreement by MDLY’s stockholders, voting separately at their respective special meetings; (b) the receipt of an exemptive order from the SEC, an exemptive application for which has been filed by the Company, MCC and MDLY and certain of their subsidiaries; and (c) the approval by the SBA relating to the transfer of MCC’s Small Business Investment Company license. No assurance can be given that such SEC exemptive order will be issued or SBA approval will be received or that any of the other closing conditions will be satisfied or waived.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 8. Related Party Transactions (cont.)

We have entered into a license agreement with SIC Advisors under which SIC Advisors has agreed to grant us a non-exclusive, royalty-free license to use the name “Sierra” for specified purposes in our business. Under this license agreement, we will have a right to use the “Sierra” name, subject to certain conditions, for so long as SIC Advisors or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “Sierra” name.

Opportunities for co-investments may arise when SIC Advisors or an affiliated adviser becomes aware of investment opportunities that may be appropriate for the Company and other clients or affiliated funds. The Company obtained an exemptive order from the SEC on November 25, 2013 (the “Prior Exemptive Order”). On March 29, 2017, the Company, SIC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the “Exemptive Order”) that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with us that would otherwise have been prohibited under Section 17(d) and 57(a)(4) and Rule 17d-1. On October 4, 2017, the Company, SIC Advisors and certain of our affiliates received an exemptive order that supersedes the Exemptive Order (the “Current Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. If the Mergers are successfully consummated, the Company and certain of its affiliates will not be able to rely on the Current Exemptive Order. In this regard, on November 19, 2018, the Company and certain of its affiliates submitted an exemptive application to the SEC for an exemptive order that would supersede the Current Exemptive Order (the “Superseding Exemptive Order”) and would permit the Company to participate in negotiated co-investment transactions with certain affiliates that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. There can be no assurance if and when the Company will receive the Superseding Exemptive Order. The terms of the Superseding Exemptive Order, if received, would be substantially similar to the Current Exemptive Order. Co-investment under the Superseding Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the board of directors determines that it would be in the Company’s best interest to participate in the transaction. The Current Exemptive Order will remain in effect unless and until the Mergers are completed and the Superseding Exemptive Order is granted by the SEC. However, neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them.

Note 9. Directors Fees

Effective January 1, 2017, each independent director will be compensated as follows: (i) an annual retainer of $85,000; (ii) a fee of $3,000 for each in-person board meeting in which they participate; (iii) a fee of $1,000 for each telephonic board meeting in which they participate; (iv) a fee of $2,500 for each in-person audit committee meeting in which they participate; (v) a fee $1,000 for each telephonic audit committee meeting in which they participate; (vi) a fee of $2,000 for each in-person nominating and corporate governance committee meeting in which they participate; and (vii) a fee of $1,000 for each telephonic nominating and corporate governance committee meeting in which they participate. In addition, each independent director will be reimbursed for reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. In addition, the Chair of the audit committee receives an annual retainer of $15,000, while the Chair of any other committee receives an annual retainer of $5,000. The Lead Independent Director receives an annual retainer of $10,000.

Prior to January 1, 2017, each independent director received an annual retainer fee of $50,000, and further received a fee of $4,000 ($2,000 for telephonic attendance) for each regularly scheduled board meeting attended, a fee of $2,000 for each special board meeting and all committee meetings attended, as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 9. Directors Fees (cont.)

In addition, the Board established a special committee comprised solely of its independent directors (the “Sierra Special Committee”), for the purpose of assessing the merits of various business proposals. On January 26, 2018, the Board approved (i) a monthly fee of $15,000 payable to the Chairman of the Sierra Special Committee, (ii) a monthly fee of $10,000 payable to each of the other members of the Sierra Special Committee, and (iii) reimbursement for all out-of-pocket expenses incurred by the members of the Sierra Special Committee in connection with his services as a member of the Special Committee consistent with the Company’s policies for reimbursement of members of the Board. On July 2, 2018, the Board approved an increase in the monthly fee payable to the members of the Sierra Special Committee. Effective July 1, 2018, the monthly fee payable to the Chairman of the Sierra Special Committee was increased to $20,000 and a monthly fee payable to each of the other members of the Sierra Special Committee was increased to $15,000.

For the years ended December 31, 2018, 2017 and 2016, the Company recorded directors’ fees expenses in General and Administrative expenses on the Consolidated Statements of Operations of $968,500, $390,500 and $285,972, respectively, of which no amount was payable at December 31, 2018, 2017 and 2016, respectively.

Note 10. Earnings Per Share

In accordance with the provisions of ASC Topic 260 — Earnings per Share, basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

The following table sets forth the computation of the weighted average basic and diluted net increase in net assets per share from operations for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Net increase/(decrease) in net assets from operations	$(28,477,636)	$12,505,156	$69,328,795
Weighted average common stock outstanding	97,404,685	96,248,024	90,424,090
Weighted average basic and diluted earnings/(loss) per common share	$(0.29)	$0.13	$0.77

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 11. Commitments

As of December 31, 2018 and 2017, the Company had $49,555,687 and $74,816,205, respectively, of unfunded commitments under loan and financing agreements. These amounts are primarily composed of commitments for senior secured term loans, revolvers, and additional capital contributions for the Sierra JV. The unrealized gain or loss associated with unfunded commitments is recorded in the financial statements and reflected as an adjustment to the valuation of the related security in the Consolidated Schedule of Investments. The par amount of the unfunded commitments are not recognized by the Company until the commitment is funded.

	As of December 31,
	2018	2017
1888 Industrial Services, LLC	$566,007	$440,227
AAAHI Acquisition Corporation	1,597,633	1,700,234
Access Media Holdings, LLC	88,200	93,800
Alpine SG, LLC	1,000,000	2,857,143
Barry’s Bootcamp Holdings, LLC	3,668,571	7,028,571
Black Angus Steakhouses, LLC	4,352,679	3,571,429
Brook & Whittle Holding Corp.	—	708,215
Central States Dermatology Services, LLC	314,351	459,738
Charming Charlie LLC	2,252,279	1,215,520
Covenant Surgical Partners, Inc.	—	1,317,436
CP Opco, LLC	—	348,265
DataOnline Corp.	1,180,000	—
Dynamic Energy Services International LLC	1,753,323	—
Elite Comfort Solutions LLC	2,499,293	3,238,955
Engineered Machinery Holdings, Inc.	—	38,298
Impact Group, LLC	—	1,347,656
IOP Monroe Acquisition, Inc.	—	2,500,000
Isola USA Corp.	1,138,277	—
Manna Pro Products, LLC	325,000	833,333
MCM 500 East Pratt Holdings, LLC	—	4,544,129
Nuspire, LLC	—	2,500,000
Path Medical, LLC	393,600	—
PT Network, LLC	4,437,433	4,437,433
Redwood Services Group, LLC	1,725,000	—
RMS Holding Company, LLC	264,454	2,737,407
SavATree, LLC	158,889	361,111
SFP Holdings, Inc.	2,863,985	3,722,222
Sierra Senior Loan Strategy JV I LLC	4,200,000	7,683,750
Simplified Logistics, LLC	5,000,000	5,596,243
Smart Financial Operations, LLC	—	6,300,000
Smile Doctors LLC	4,305,655	3,764,032
SRS Software, LLC	5,000,000	5,000,000
TwentyEighty, Inc.	471,058	471,058
Total Commitments	$49,555,687	$74,816,205

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 12. Fee Income

Fee income consists of origination fees, amendment fees, prepayment fees, administrative agent fees and other miscellaneous fees. Origination fees, prepayment fees, amendment fees, and other similar fees are non-recurring fee sources. Such fees are received on a transaction by transaction basis and do not constitute a regular stream of income. The following table shows the Company’s fee income for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Origination fee	$2,583,089	$5,017,842	$3,109,643
Prepayment fee	420,667	1,159,434	4,384,637
Amendment fee	376,292	1,078,410	1,000,804
Administrative agent fee	146,961	130,659	82,998
Other fees	21,371	17,092	125,814
Total fee income	$3,548,380	$7,403,437	$8,703,896

Note 13. Distributions and Share Repurchase Program Distributions

Distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a distribution is determined by the Company’s board of directors.

The Company has adopted an “opt in” distribution reinvestment plan (“DRIP”) pursuant to which the Company’s common stockholders may elect to have the full amount of any cash distributions reinvested in additional shares of the Company’s common stock. On June 30, 2017, the Board approved an amendment to the DRIP, pursuant to which the number of newly-issued shares of the Company’s common stock to be issued to a participating stockholder shall be determined by dividing the total dollar amount of the distribution payable to such stockholder by a price equal to 94.5%, rather than 90%, of the Company’s then current offering price. The Company amended the DRIP as a result of the Company’s revised fee structure, which went into effect on June 16, 2017. Under the Company’s revised fee structure the upfront selling commission was reduced from 7.00% of gross proceeds to up to 3.00% of gross proceeds and the dealer manager fee was reduced from 2.75% of gross proceeds to up to 2.50% of gross proceeds. If the Company declares a cash dividend or other distribution, each stockholder that has “opted in” to the DRIP will have their distributions automatically reinvested in additional shares of the Company’s common stock rather than receiving cash distributions. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received cash distributions. For the year ended December 31, 2018, the Company distributed a total of $62,256,547, of which $36,397,238 was in cash and $25,859,309 was in the form of common stock associated with the DRIP. For the year ended December 31, 2017, the Company distributed a total of $61,549,954, of which $33,728,836 was in cash and $27,821,118 was in the form of common stock associated with the DRIP. For the year ended December 31, 2016, the Company distributed a total of $68,596,940, of which $36,118,048 was in cash and $32,478,892 was in the form of common stock associated with the DRIP.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 13. Distributions and Share Repurchase Program Distributions (cont.)

The following table reflects the cash distributions per share that the Company has declared or paid to its stockholders during 2018 and 2017. Stockholders of record as of each respective semi-monthly record date were entitled to receive the distribution.

Record Date	Payment Date	Amount per share
January 13 and 31, 2017	January 31, 2017	$0.02667
February 15 and 28, 2017	February 28, 2017	0.02667
March 15 and 31, 2017	March 31, 2017	0.02667
April 14 and 28, 2017	April 28, 2017	0.02667
May 15 and 31, 2017	May 31, 2017	0.02667
June 15 and 30, 2017	June 30, 2017	0.02667
July 14 and 31, 2017	July 31, 2017	0.02667
August 15 and 31, 2017	August 31, 2017	0.02667
September 15 and 29, 2017	September 29, 2017	0.02667
October 13 and 31, 2017	October 31, 2017	0.02667
November 15 and 30, 2017	November 30, 2017	0.02667
December 15 and 29, 2017	December 29, 2017	0.02667
January 15 and 31, 2018	January 31, 2018	0.02667
February 15 and 28, 2018	February 28, 2018	0.02667
March 15 and 30, 2018	March 30, 2018	0.02667
April 13 and 30, 2018	April 30, 2018	0.02667
May 15 and 31, 2018	May 31, 2018	0.02667
June 15 and 29, 2018	June 29, 2018	0.02667
July 13 and 31, 2018	July 31, 2018	0.02667
August 15 and 31, 2018	August 31, 2018	0.02667
September 14 and 28, 2018	September 28, 2018	0.02667
October 15 and 31, 2018	October 31, 2018	0.02667
November 15 and 30, 2018	November 30, 2018	0.02667
December 14 and 31, 2018	December 31, 2018	0.02667

The Company’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

The Company’s previous distributions to stockholders may have been funded from temporary Expense Support Reimbursements that may be subject to repayment to SIC Advisors. The portion of these distributions derived from temporary Expense Support Reimbursements were not based on the Company’s investment performance and may not continue in the future. If SIC Advisors had not agreed to make Expense Support Reimbursements, these distributions would have come from paid-in-capital. The repayments of eligible reimbursements owed to SIC Advisors will reduce the future distributions to which stockholders would otherwise be entitled. The Expense Support Agreement expired on December 31, 2016. The Company’s contingent obligation to repay eligible reimbursements to SIC Advisors will expire on September 30, 2019. See Note 7 for more information.

The determination of the tax attributes (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in-capital surplus which is a nontaxable distribution) of distributions is made annually as of the end of the Company’s fiscal year based upon its taxable income earned and distributions paid during the fiscal year.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 13. Distributions and Share Repurchase Program Distributions (cont.)

Share Repurchase Program

In June 2013, the Company commenced a share repurchase program pursuant to which it conducted quarterly share repurchases of up to 2.5% of the weighted average number of outstanding shares of its common stock in the prior four calendar quarters or 10% of the weighted average number of outstanding shares in the prior 12-month period. In connection with the Mergers, the Company suspended the Share Repurchase Program. The purpose of the share repurchase program was to allow stockholders to sell their shares back to the Company at a price equal to the most recently disclosed NAV per share of the Company’s common stock immediately prior to the date of repurchase. Shares were purchased from stockholders participating in the program on a pro-rata basis. Unless the Company’s board of directors determined otherwise, the number of shares repurchased during any calendar year were limited to the proceeds received in association with the sale of shares of common stock under the distribution reinvestment plan.

The following table reflects activity under the Company’s Share Repurchase Program:

Offer Date	Quantity Offered	Price per Share	Repurchase Date	Repurchase Quantity
6/4/2013	16,652	$9.18	—	—
8/8/2013	32,627	9.13	9/27/2013	3,642
11/7/2013	60,966	9.14	12/19/2013	5,826
3/12/2014	120,816	9.18	4/25/2014	9,835
5/6/2014	199,476	9.20	6/13/2014	17,777
8/5/2014	294,068	9.25	9/12/2014	35,887
11/5/2014	411,894	9.22	12/24/2014	411,894
3/4/2015	535,571	8.97	4/24/2015	68,472
5/6/2015	620,420	8.98	6/24/2015	90,916
8/5/2015	727,654	8.96	9/29/2015	328,353
11/3/2015	853,688	8.56	12/23/2015	285,559
3/2/2016	959,436	8.16	4/29/2016	959,436
5/5/2016	1,005,447	8.04	6/30/2016	855,215
8/4/2016	1,048,412	8.11	9/28/2016	1,048,407
11/25/2016	1,077,370	8.14	12/27/2016	1,077,352
4/4/2017	871,815	8.17	5/4/2017	871,806
5/23/2017	876,277	8.10	6/23/2017	876,254
8/24/2017	870,360	8.02	9/25/2017	870,337
11/22/2017	873,974	7.89	12/22/2017	873,932
3/27/2018	895,070	7.66	5/8/2018	895,036
5/21/2018	890,089	7.49	6/29/2018	890,048

In the event of the death or disability of a stockholder, the Company will repurchase the shares held by such stockholder at a price equal to the NAV per share of our shares as disclosed in the periodic report the Company files with the SEC immediately following the date of the death or disability of such stockholder. The Company’s board of directors has the right to suspend or terminate repurchases due to death or disability to the extent that it determines that it is in the Company’s best interest to do so. In connection with the Mergers, the Company suspended repurchases due to death or disability. During the years ended December 31, 2018, 2017 and 2016, the Company repurchased 263,737, 179,438 and 5,355 shares, respectively, of certain shareholders due to death or disability.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 14. Financial Highlights

The following is a schedule of financial highlights of the Company for the years ended December 31, 2018, 2017, 2016, 2015 and 2014:

	For the years ended December 31,
	2018	2017	2016	2015	2014
Per Share Data:(1)
Net asset value at beginning of period	$7.66	$8.17	$8.16	$8.97	$9.18
Net investment income/(loss)	0.48	0.55	0.66	0.66	0.55
Net realized gains/(losses) on investments and total return swap	(0.59)	(0.27)	(0.15)	0.16	0.20
Net unrealized appreciation/(depreciation) on investments and total return swap	(0.18)	(0.14)	0.25	(0.96)	(0.35)
Net increase/(decrease) in net assets	(0.29)	0.14	0.76	(0.14)	0.40
Distributions from return of capital	—	—	—	—	(0.19)
Distributions from earnings(2)	(0.64)	(0.64)	(0.76)	(0.80)	(0.61)
Total distributions to shareholders	$(0.64)	$(0.64)	$(0.76)	$(0.80)	$(0.80)
Issuance of common shares above net asset value(3)	(0.01)	(0.01)	0.01	0.13	0.19
Net asset value at end of period	$6.72	$7.66	$8.17	$8.16	$8.97
Total return based on net asset value(4)(5)	(4.04)%	1.53%	9.87%	(0.46)%	6.48%
Portfolio turnover rate	23.42%	36.31%	26.33%	23.66%	37.17%
Shares outstanding at end of period	98,502,907	96,620,231	94,666,418	82,623,649	54,260,324
Net assets at end of period	$662,080,199	$739,986,569	$773,113,087	$674,124,099	$486,519,913
Ratio/Supplemental Data:
Ratio of net investment income to average net assets(5)	6.62%	6.84%	8.20%	7.57%	6.09%
Ratio of net expenses (including incentive fees) to average net assets(5)	7.15%	7.13%	5.44%	6.37%	6.17%
Ratio of incentive fees to average net assets	—%	0.61%	1.27%	0.72%	(0.06)%
Supplemental Data:
Asset coverage ratio per unit(6)	$2,656	$2,330	$2,476	$2,386	$2,211
Percentage of non-recurring fee income(7)	3.63%	6.79%	8.64%	12.40%	20.10%
Ratio of net expenses (excluding incentive fees) to average net assets	7.15%	6.52%	4.18%	5.65%	6.23%
Ratio of interest and financing related expenses to average net assets(8)	3.03%	2.38%	2.03%	1.82%	0.98%
Total Debt Outstanding:(9)(10)
Revolving Credit Facility	$355,000,000	$435,000,000	$390,000,000	$385,000,000	$236,500,000
Total Return Swap(11)	$51,776,760	$127,519,693	$147,892,739	$129,426,020	$152,645,906

____________

(1)      The per share data was derived by using the weighted average shares outstanding during the years ended December 31, 2018, 2017, 2016, 2015 and 2014 which were 97,404,685, 96,248,024, 90,424,090, 70,648,292, and 35,425,825, respectively.

(2)      The per share data for distributions is the actual amount of paid distributions per share during the period.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 14. Financial Highlights (cont.)

(3)      Shares issued under the DRIP (see Note 13) as well as the continuous issuance of common shares may cause on incremental increase/decrease in NAV per share due to the effect of issuing shares at amounts that differ from the prevailing NAV at each issuance.

(4)      Total annual returns are historical and assume reinvestments of all dividends and distributions at prices obtained under the Company’s dividend reinvestment plan, and no sales charge.

(5)      Total returns, ratios of net investment income and ratios of gross expenses to average net assets for the years ended December 31, 2016, 2015 and 2014, prior to the effect of the Expense Support Agreement were as follows: total return 7.57%, (1.76)%, and 5.00% and ratio of net investment income: 8.32%, 6.54% and 4.51% and ratio of net expenses to average net assets: 7.76%, 7.39% and 7.87%, respectively.

(6)      Asset coverage per unit is the ratio of the carrying value of the Company’s total consolidated assets for regulatory purposes, which includes the underlying fair value of net TRS, less all liabilities and indebtedness not represented by senior securities to the aggregate amount of Senior Securities representing indebtedness and the implied leverage on the TRS. Asset coverage per unit is expressed in terms of dollars per $1,000 of indebtedness. For the years ended December 31, 2018, 2017, 2016, 2015 and 2014 the Company’s Asset Coverage Per Unit including unfunded commitments was $2,363, $2,054, $2,355, $2,318, and $2,141, respectively.

(7)      Represents the impact of non-recurring fees over total investment income.

(8)      The ratio of interest and financing related expenses to average net assets for the years ended December 31, 2016 and 2015 have been revised to include financing costs. The ratios were previously reported as 1.85% and 1.62%, respectively

(9)      Total amount of each class of senior securities outstanding at the end of the period excluding debt issuance costs.

(10)    Average market value per unit is not applicable as these classes of securities are not registered for public trading.

(11)    The TRS amount is comprised of the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Arbor under the TRS.

Note 15. Selected Quarterly Financial Data (unaudited)

	Quarter Ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Total investment income	$23,444,596	$24,477,122	24,890,883	24,360,040
Total investment income per common share	0.24	0.25	0.26	0.25
Net investment income	10,696,360	12,357,369	12,260,712	11,414,345
Net investment income per common share	0.11	0.13	0.13	0.12
Net realized and unrealized gain/(loss)	(27,127,542)	(18,063,473)	(17,587,989)	(12,427,418)
Net realized and unrealized gain/(loss) per common share	(0.28)	(0.19)	(0.18)	(0.13)
Net increase/(decrease) in net assets resulting from operations	(16,431,182)	(5,706,104)	(5,327,277)	(1,013,073)
Basic and diluted earnings/(loss) per common share	(0.17)	(0.06)	(0.05)	(0.01)
Net asset value per common share at end of quarter	6.72	7.05	7.27	7.49

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2018

Note 15. Selected Quarterly Financial Data (unaudited) (cont.)

	Quarter Ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Total investment income	$28,599,983	$27,640,738	$24,704,225	$26,230,591
Total investment income per common share	0.30	0.29	0.26	0.28
Net investment income	13,146,818	13,501,720	12,109,185	13,745,747
Net investment income per common share	0.14	0.14	0.13	0.14
Net realized and unrealized gain/(loss)	(20,625,797)	(10,113,346)	(3,982,390)	(5,276,781)
Net realized and unrealized gain/(loss) per common share	(0.21)	(0.10)	(0.04)	(0.06)
Net increase/(decrease) in net assets resulting from operations	(7,478,979)	3,388,374	8,126,795	8,468,966
Basic and diluted earnings/(loss) per common share	(0.08)	0.04	0.08	0.09
Net asset value per common share at end of quarter	7.66	7.89	8.02	8.10
	Quarter Ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Total investment income	$26,608,281	$25,148,661	$24,797,049	$23,226,505
Total investment income per common share	0.28	0.27	0.27	0.27
Net investment income	13,673,095	15,609,962	16,159,711	14,521,704
Net investment income per common share	0.14	0.17	0.18	0.17
Net realized and unrealized gain/(loss)	3,825,620	5,224,610	8,561,077	(8,246,984)
Net realized and unrealized gain/(loss) per common share	0.04	0.06	0.09	(0.09)
Net increase/(decrease) in net assets resulting from operations	17,498,715	20,834,572	24,720,788	6,274,720
Basic and diluted earnings/(loss) per common share	0.18	0.23	0.28	0.07
Net asset value per common share at end of quarter	8.17	8.14	8.11	8.04

Note 16. Subsequent Events

Management has evaluated subsequent events through the date of issuance of the consolidated financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the consolidated financial statements as of and for the year ended December 31, 2018, except as disclosed below.

On January 25, 2019, the Board of Directors declared a series of monthly distributions for January, February and March 2019 in the amount of $0.05334 per share. Stockholders of record as of each respective monthly record date will be entitled to receive the distribution. Below are the details for each respective distribution:

Record Date	Payment Date	Amount per share
January 25, 2019	January 31, 2019	$0.05334
February 11, 2019	February 28, 2019	0.05334
March 11, 2019	March 29, 2019	0.05334

Sierra Income Corporation
Consolidated Statements of Assets and Liabilities

	June 30, 2019	December 31, 2018
	(unaudited)
ASSETS
Investments at fair value
Non-controlled/non-affiliated investments (amortized cost of $714,454,593 and $819,032,531, respectively)	$663,283,003	$758,474,260
Controlled/affiliated investments (amortized cost of $186,820,930 and $186,634,331, respectively)	141,739,028	165,006,502
Investments at fair value	805,022,031	923,480,762
Cash and cash equivalents	161,214,258	59,481,495
Deferred transaction costs (Note 2)	11,280,858	7,052,691
Interest receivable from non-controlled/non-affiliated investments	9,037,707	9,154,364
Prepaid expenses and other assets	425,345	627,418
Unsettled trades receivable	310,116	2,339,547
Receivable due on total return swap (Note 5)	4,284	113,252
Cash collateral on total return swap (Note 5)	1,208	27,000,000
Interest receivable from controlled/affiliated investments	—	382,121
Total assets	$987,295,807	$1,029,631,650
LIABILITIES
Revolving credit facilities payable (net of deferred financing costs of $2,631,660 and $3,460,986, respectively) (Note 6)	$325,468,340	$351,539,014
Unsettled trades payable	9,651,373	—
Base management fees payable (Note 7)	4,335,538	4,491,234
Taxes Payable	3,236,233	—
Interest payable	1,808,346	1,834,739
Accounts payable and accrued expenses	1,116,898	2,073,169
Transaction costs payable	706,182	398,680
Administrator fees payable (Note 7)	536,352	689,711
Unrealized depreciation on total return swap (Note 5)	—	6,524,904
Total liabilities	$346,859,262	$367,551,451
Commitments (Note 11)
NET ASSETS
Common shares, par value $0.001 per share, 250,000,000 common shares authorized, 100,462,586 and 98,502,907 common shares issued and outstanding, respectively	$100,463	$98,503
Capital in excess of par value	870,982,780	858,699,757
Total distributable earnings/(loss)	(230,646,698)	(196,718,061)
Total net assets	640,436,545	662,080,199
Total liabilities and net assets	$987,295,807	$1,029,631,650
NET ASSET VALUE PER COMMON SHARE	$6.37	$6.72

See accompanying notes to consolidated financial statements.

Sierra Income Corporation
Consolidated Statements of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INVESTMENT INCOME
Interest and dividends from investments
Non-controlled/non-affiliated investments:
Cash	$16,569,132	$20,570,784	$33,327,130	$41,251,531
Payment-in-kind	835,808	303,893	1,623,405	576,517
Controlled/affiliated investments:
Cash	3,364,610	2,522,757	5,605,882	4,885,199
Payment-in-kind	393,113	490,883	696,674	867,382
Total interest and dividend income	21,162,663	23,888,317	41,253,091	47,580,629
Fee income (Note 12)	2,395,376	947,466	2,929,886	1,592,141
Interest from cash and cash equivalents	348,524	55,100	634,046	78,153
Total investment income	23,906,563	24,890,883	44,817,023	49,250,923
EXPENSES
Interest and financing expenses	5,235,234	5,219,779	10,665,467	10,392,209
Base management fees (Note 7)	4,335,538	4,834,495	8,777,628	9,838,311
General and administrative expenses	1,578,495	1,216,840	2,519,993	2,641,958
Administrator expenses (Note 7)	536,352	758,178	1,158,423	1,481,713
Professional fees	357,888	413,143	1,005,455	750,689
Offering costs	3,528	187,736	35,836	470,986
Total expenses	12,047,035	12,630,171	24,162,802	25,575,866
NET INVESTMENT INCOME	11,859,528	12,260,712	20,654,221	23,675,057
REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS
Net realized gain/(loss) from non-controlled/non-affiliated investments	(7,670,130)	909,846	(9,699,366)	(31,271,252)
Net realized gain/(loss) from controlled/affiliated investments (net of taxes of $4,064,844 )	9,150,067	—	3,770,443	—
Net realized gain/(loss) on total return swap (Note 5)	(146,781)	(1,043,675)	(9,323,516)	434,947
Net change in unrealized appreciation/(depreciation) on non-controlled/non-affiliated investments	(6,458,459)	(14,252,484)	9,386,681	8,813,872
Net change in unrealized appreciation/(depreciation) on controlled/affiliated investments	(26,618,604)	(2,837,785)	(23,454,073)	(10,705,907)
Net change in unrealized appreciation/(depreciation) on total return swap (Note 5)	(144,311)	(306,714)	6,524,904	2,634,655
Change in provision for deferred taxes on unrealized appreciation/(depreciation) on investments	2,974,612	(57,177)	—	78,278
Net realized and unrealized gain/(loss) on investments	(28,913,606)	(17,587,989)	(22,794,927)	(30,015,407)
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(17,054,078)	$(5,327,277)	$(2,140,706)	$(6,340,350)
WEIGHTED AVERAGE – BASIC AND DILUTED EARNINGS PER COMMON SHARE	$(0.17)	$(0.05)	$(0.02)	$(0.07)
WEIGHTED AVERAGE – BASIC AND DILUTED NET INVESTMENT INCOME PER COMMON SHARE	$0.12	$0.13	$0.21	$0.24
WEIGHTED AVERAGE COMMON STOCK OUTSTANDING – BASIC AND DILUTED (NOTE 10)	100,135,004	97,385,971	99,649,414	97,190,689
DISTRIBUTIONS DECLARED PER COMMON SHARE	$0.16	$0.16	$0.32	$0.32

See accompanying notes to the consolidated financial statements.

Sierra Income Corporation
Consolidated Statements of Changes in Net Assets

	Common Stock
	Shares	Par Amount	Paid in Capital in Excess of Par	Distributable Earnings	Total Net Assets
Balance at March 31, 2019	99,485,633	99,486	$864,886,848	$(197,619,611)	$667,366,723
Net increase/(decrease) in net assets resulting from operations:
Net investment income	—	—	—	11,859,528	11,859,528
Net realized gain/(loss) on investments	—	—	—	1,479,937	1,479,937
Net realized gain/(loss) on total return swap (Note 5)	—	—	—	(146,781)	(146,781)
Net change in unrealized appreciation/(depreciation) on investments	—	—	—	(33,077,063)	(33,077,063)
Net change in unrealized appreciation/(depreciation) on total return swap (Note 5)	—	—	—	(144,311)	(144,311)
Change in provision for deferred taxes on unrealized appreciation/(depreciation) on investments	—	—	—	2,974,612	2,974,612
Shareholder distributions:
Issuance of common shares pursuant to distribution reinvestment plan	976,953	977	6,095,932	—	6,096,909
Distributions from earnings	—	—	—	(15,973,009)	(15,973,009)
Total increase/(decrease) for the three months ended June 30, 2019	976,953	977	6,095,932	(33,027,087)	(26,930,178)
Balance at June 30, 2019	100,462,586	100,463	$870,982,780	$(230,646,698)	$640,436,545
Balance at December 31, 2018	98,502,907	98,503	$858,699,757	$(196,718,061)	$662,080,199
Net increase/(decrease) in net assets resulting from operations:
Net investment income	—	—	—	20,654,221	20,654,221
Net realized gain/(loss) on investments	—	—	—	(5,928,923)	(5,928,923)
Net realized gain/(loss) on total return swap (Note 5)	—	—	—	(9,323,516)	(9,323,516)
Net change in unrealized appreciation/(depreciation) on investments	—	—	—	(14,067,392)	(14,067,392)
Net change in unrealized appreciation/(depreciation) on total return swap (Note 5)	—	—	—	6,524,904	6,524,904
Change in provision for deferred taxes on unrealized appreciation/(depreciation) on investments	—	—	—	—	—
Shareholder distributions:
Issuance of common shares pursuant to distribution reinvestment plan	1,959,679	1,960	12,283,023	—	12,284,983
Distributions from earnings	—	—	—	(31,787,931)	(31,787,931)
Total increase/(decrease) for the six months ended June 30, 2019	1,959,679	1,960	12,283,023	(33,928,637)	(21,643,654)
Balance at June 30, 2019	100,462,586	100,463	$870,982,780	$(230,646,698)	$640,436,545
Balance at March 31, 2018	97,578,798	97,579	$850,980,124	$(120,235,840)	$730,841,863
Net increase/(decrease) in net assets resulting from operations:
Net investment income	—	—	—	12,260,712	12,260,712
Net realized gain/(loss) on investments	—	—	—	909,846	909,846
Net realized gain/(loss) on total return swap (Note 5)	—	—	—	(1,043,675)	(1,043,675)
Net change in unrealized appreciation/(depreciation) on investments	—	—	—	(17,090,269)	(17,090,269)
Net change in unrealized appreciation/(depreciation) on total return swap (Note 5)	—	—	—	(306,714)	(306,714)
Change in provision for deferred taxes on unrealized appreciation/(depreciation) on investments	—	—	—	(57,177)	(57,177)
Shareholder distributions:
Issuance of common shares, net of underwriting costs	135,832	136	1,030,134	—	1,030,270
Issuance of common shares pursuant to distribution reinvestment plan	855,311	855	6,505,803	—	6,506,658
Repurchase of common shares	(1,785,084)	(1,785)	(13,520,641)	—	(13,522,426)
Distributions from earnings	—	—	—	(15,555,912)	(15,555,912)
Total increase/(decrease) for the three months ended June 30, 2018	(793,941)	(794)	(5,984,704)	(20,883,189)	(26,868,687)
Balance at June 30, 2018	96,784,857	96,785	$844,995,420	$(141,119,029)	$703,973,176

Sierra Income Corporation
Consolidated Statements of Changes in Net Assets (continued)

	Common Stock
	Shares	Par Amount	Paid in Capital in Excess of Par	Distributable Earnings	Total Net Assets
Balance at December 31, 2017	96,620,231	$96,620	$843,592,066	$(103,702,117)	$739,986,569
Net increase/(decrease) in net assets resulting from operations:
Net investment income	—	—	—	23,675,057	23,675,057
Net realized gain/(loss) on investments	—	—	—	(31,271,252)	(31,271,252)
Net realized gain/(loss) on total return swap (Note 5)	—	—	—	434,947	434,947
Net change in unrealized appreciation/(depreciation) on investments	—	—	—	(1,892,035)	(1,892,035)
Net change in unrealized appreciation/(depreciation) on total return swap (Note 5)	—	—	—	2,634,655	2,634,655
Change in provision for deferred taxes on unrealized appreciation/(depreciation) on investments	—	—	—	78,278	78,278
Shareholder distributions:
Issuance of common shares, net of underwriting costs	323,587	324	2,478,121	—	2,478,445
Issuance of common shares pursuant to distribution reinvestment plan	1,721,015	1,721	13,172,650	—	13,174,371
Repurchase of common shares	(1,879,976)	(1,880)	(14,247,417)	—	(14,249,297)
Distributions from earnings	—	—	—	(31,076,562)	(31,076,562)
Total increase/(decrease) for the six months ended June 30, 2018	164,626	165	1,403,354	(37,416,912)	(36,013,393)
Balance at June 30, 2018	96,784,857	$96,785	$844,995,420	$(141,119,029)	$703,973,176

See accompanying notes to consolidated financial statements.

Sierra Income Corporation
Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2019	2018
	(unaudited)	(unaudited)
Cash flows from operating activities
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:	$(2,140,706)	$(6,340,350)
ADJUSTMENT TO RECONCILE NET INCREASE/(DECREASE) IN NET ASSETS FROM OPERATIONS TO NET CASH USED IN OPERATING ACTIVITIES:
Payment-in-kind interest income	(2,320,079)	(1,443,899)
Net amortization of premium on investments	(1,149,608)	(998,023)
Amortization of deferred financing costs	969,326	942,636
Net realized (gain)/loss on investments	5,928,923	31,271,252
Net change in unrealized (appreciation)/depreciation on investments	14,067,392	1,892,035
Net change in unrealized (appreciation)/depreciation on total return swap (Note 5)	(6,524,904)	(2,634,655)
Purchases and originations	(121,610,735)	(122,795,043)
Proceeds from sale of investments and principal repayments	223,542,838	164,772,739
(Increase)/decrease in operating assets:
Unsettled trades receivable	2,029,431	(1,914,446)
Interest receivable from non-controlled/non-affiliated investments	116,657	(469,280)
Interest receivable from controlled/affiliated investments	382,121	306,871
Receivable for Company shares sold	—	235,060
Receivable due on total return swap (Note 5)	108,968	(25,556)
Deferred transaction costs	(4,228,167)	—
Prepaid expenses and other assets	202,073	(121,454)
Increase/(decrease) in operating liabilities:
Unsettled trades payable	9,651,373	195,517
Taxes Payable	3,236,233	—
Management fee payable	(155,696)	(362,503)
Transaction costs payable	307,502	—
Accounts payable and accrued expenses	(956,271)	(429,982)
Payable due from total return swap (Note 5)	—	—
Incentive fees payable	—	(2,827,372)
Administrator fees payable	(153,359)	62,400
Interest payable	(26,393)	(70,462)
Deferred tax liability	—	(78,277)
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	121,276,919	59,167,208
Cash flows from financing activities:
Borrowings under revolving credit facility	—	38,000,000
Repayments of revolving credit facility	(26,900,000)	(88,000,000)
Proceeds from issuance of common stock, net of underwriting costs	—	2,478,445
Payment of cash distributions	(19,502,948)	(17,902,191)
Financing costs paid	(140,000)	(37,500)
Repurchase of common shares	—	(7,582,843)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	(46,542,948)	(73,044,089)
TOTAL INCREASE/(DECREASE) IN CASH	74,733,971	(13,876,881)
CASH, CASH EQUIVALENTS AND CASH COLLATERAL ON TOTAL RETURN SWAP AT BEGINNING OF PERIOD	86,481,495	112,909,759
CASH, CASH EQUIVALENTS AND CASH COLLATERAL ON TOTAL RETURN SWAP AT END OF PERIOD(1)	$161,215,466	$99,032,878
Supplemental Information:
Cash paid during the period for interest	$9,722,533	$9,520,035
Supplemental non-cash information:
Non-cash purchase of investments	$15,557,064	$20,928,063
Non-cash sale of investments	15,557,064	20,928,063
Payment-in-kind interest income	2,320,079	1,443,899
Amortization of deferred financing costs	969,327	942,636
Net amortization of premium on investments	1,149,608	998,023
Issuance of common shares in connection with distribution reinvestment plan	$12,284,983	$13,174,371

____________

(1)         Includes cash and cash equivalents of $161,214,258 and $44,690,925 and cash collateral on total return swap of $1,208 and $44,000,000 as of June 30, 2019 and 2018, respectively.

See accompanying notes to consolidated financial statements.

Sierra Income Corporation
Consolidated Schedule of Investments
As of June 30, 2019
(unaudited)

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Non-controlled/non-affiliated investments – 103.6%						$640,436,545
AAAHI Acquisition Corporation	Transportation: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(4)(5)(6)	12/10/2023	$7,003,198	$7,003,197	$6,930,181	1.1%
				7,003,198	7,003,197	6,930,181
Alpine SG, LLC	High Tech Industries	Senior Secured First Lien Delayed Draw Term Loan LIBOR + 5.500%, 1.000% Floor(5)(7)	11/16/2022	6,617,630	6,617,630	6,563,366	1.0%
		Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(5)(6)(7)	11/16/2022	13,398,750	13,398,750	13,288,880	2.1%
				20,016,380	20,016,380	19,852,246
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)	9/25/2023	4,893,750	4,893,750	4,767,981	0.7%
				4,893,750	4,893,750	4,767,981
Amerijet Holdings, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(5)(7)	7/15/2021	11,102,205	11,102,205	11,051,135	1.7%
				11,102,205	11,102,205	11,051,135
AMMC CLO 22, Limited Series 2018-22A	Multi-Sector Holdings	Subordinated Notes 11.693% effective yield(8)(9)(10)	4/25/2031	7,222,000	5,958,183	5,828,876	0.9%
				7,222,000	5,958,183	5,828,876
Answers Finance, LLC	High Tech Industries	Common Stock – 389,533 shares(11)		—	5,426,955	1,188,076	0.2%
				—	5,426,955	1,188,076
Apidos CLO XXIV, Series 2016-24A	Multi-Sector Holdings	Subordinated Notes 10.323% effective yield(5)(8)(9)(10)	7/20/2027	18,357,647	12,042,458	11,142,247	1.7%
				18,357,647	12,042,458	11,142,247
Avantor, Inc.	Wholesale	Common Stock – 1,867,356 shares(11)		—	32,678,730	35,647,826	5.6%
				—	32,678,730	35,647,826
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)(12)	3/31/2022	25,000,000	25,000,000	24,830,000	3.9%
				25,000,000	25,000,000	24,830,000
Barry’s Bootcamp Holdings, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	7/14/2022	10,000,000	10,000,000	9,917,000	1.5%
		Revolving Credit Facility LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	7/14/2022	5,600,000	5,600,000	5,552,960	0.9%
				15,600,000	15,600,000	15,469,960
Black Angus Steakhouses, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(4)(5)(6)(12)	4/24/2020	18,353,795	18,353,795	18,268,287	2.9%
		Revolving Credit Facility LIBOR + 9.000%, 1.000% Floor(4)(5)(6)(12)	4/24/2020	1,227,679	1,227,679	1,226,328	0.2%
				19,581,474	19,581,474	19,494,615
BRG Sports, Inc.	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(7)	6/15/2023	6,422,500	6,422,500	6,344,788	1.0%
				6,422,500	6,422,500	6,344,788

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of June 30, 2019
(unaudited)

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Brook & Whittle Holding Corp.	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4)(5)	10/17/2024	2,937,058	2,937,058	2,902,401	0.5%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 5.500%, 1.000% Floor(4)(5)	10/17/2024	690,757	690,757	682,606	0.1%
				3,627,815	3,627,815	3,585,007
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.500%(4)(5)	10/4/2024	6,900,154	6,886,595	6,831,152	1.1%
				6,900,154	6,886,595	6,831,152
CPI International, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(5)(7)	7/28/2025	9,900,752	9,874,098	9,510,662	1.5%
				9,900,752	9,874,098	9,510,662
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(5)(7)	12/1/2021	977,099	843,308	801,221	0.1%
				977,099	843,308	801,221
DataOnline Corp.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)(6)	7/31/2025	9,925,000	9,925,000	9,830,713	1.5%
				9,925,000	9,925,000	9,830,713
Dermatologists of Southwestern Ohio, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(7)	4/20/2022	2,456,796	2,456,796	2,434,439	0.4%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 6.500%, 1.000% Floor(5)(7)	4/20/2022	932,129	932,129	923,646	0.1%
				3,388,925	3,388,925	3,358,085
DirectBuy Home Improvement, Inc.	Retail	Subordinated notes LIBOR + 6.500%, 1.000% Floor(13)	6/20/2022	260,919	260,919	260,919	0.0%
		Common Stock – 191,678 shares(11)		—	75,340	74,754	0.0%
				260,919	336,259	335,673
Dryden 38 Senior Loan Fund, Series 2015-38A	Multi-Sector Holdings	Subordinated Notes 12.092% effective yield(8)(9)(10)	7/15/2027	7,000,000	4,781,219	4,691,288	0.7%
				7,000,000	4,781,219	4,691,288
Dryden 43 Senior Loan Fund, Series 2016-43A	Multi-Sector Holdings	Subordinated Notes 5.640% effective yield(5)(8)(9)(10)	7/20/2029	3,620,000	2,801,234	2,441,690	0.4%
				3,620,000	2,801,234	2,441,690
Dryden 49 Senior Loan Fund, Series 2017-49A	Multi-Sector Holdings	Subordinated Notes 7.275% effective yield(5)(9)(10)	7/18/2030	17,233,288	14,211,718	12,514,831	2.0%
				17,233,288	14,211,718	12,514,831
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Senior secured first lien notes 12.000%(5)	2/23/2023	9,965,000	9,965,000	9,965,000	1.6%
		Preferred Equity – 2,491,250 units(5)(11)		—	2,491,250	2,491,250	0.4%
				9,965,000	12,456,250	12,456,250
FKI Security Group, LLC	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(5)(7)	3/30/2020	11,000,000	11,000,000	10,688,700	1.7%
				11,000,000	11,000,000	10,688,700

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of June 30, 2019
(unaudited)

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Friedrich Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(5)(7)	2/7/2023	10,580,000	10,580,000	10,499,592	1.6%
				10,580,000	10,580,000	10,499,592
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 10.250%, 1.000% Floor(4)	1/20/2022	10,000,000	10,000,000	8,147,000	1.3%
				10,000,000	10,000,000	8,147,000
Golden West Packaging Group LLC	Forest Products & Paper	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(5)(7)	6/20/2023	1,454,574	1,454,574	1,448,174	0.2%
				1,454,574	1,454,574	1,448,174
Heligear Acquisition Co.	Aerospace & Defense	Senior secured first lien notes 10.250%(5)(8)	10/15/2019	15,000,000	15,000,000	14,613,000	2.3%
				15,000,000	15,000,000	14,613,000
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 9.000%,	5/29/2020	4,408,696	4,387,535	3,009,636	0.5%
				4,408,696	4,387,535	3,009,636
Hylan Datacom & Electrical LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(5)(7)	7/25/2021	14,140,026	14,140,026	13,150,224	2.1%
				14,140,026	14,140,026	13,150,224
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(4)	7/20/2022	25,000,000	25,000,000	20,727,500	3.2%
				25,000,000	25,000,000	20,727,500
Impact Group, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)	6/27/2023	5,827,301	5,827,301	5,559,245	0.9%
				5,827,301	5,827,301	5,559,245
Interflex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(5)(7)	8/18/2022	12,998,453	12,998,452	12,176,950	1.9%
				12,998,453	12,998,452	12,176,950
Iqor US Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(7)	4/1/2021	14,308,955	13,473,318	13,915,463	2.2%
				14,308,955	13,473,318	13,915,463
Isagenix International, LLC	Wholesale	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)	6/16/2025	1,900,000	1,891,274	1,489,220	0.2%
				1,900,000	1,891,274	1,489,220
Isola USA Corp.	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK(4)(6)	1/2/2023	9,685,569	7,187,239	6,800,238	1.1%
		Common Units – 10,283,782 units(9)(11)		—	—	—	0.0%
				9,685,569	7,187,239	6,800,238
JFL-WCS Partners, LLC	Environmental Industries	Preferred Units – 618,876 6.000%, PIK(5)(9)		—	618,876	618,876	0.1%
		Common Units – 68,764 units(5)(9)(11)		—	68,764	1,461,923	0.2%
				—	687,640	2,080,799

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of June 30, 2019
(unaudited)

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(4)(5)	5/1/2024	1,811,791	1,743,554	1,715,404	0.3%
		Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(4)(5)	5/1/2025	7,000,000	6,896,081	6,619,900	1.0%
				8,811,791	8,639,635	8,335,304
L&S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)	2/15/2022	10,283,287	10,283,287	10,283,287	1.6%
				10,283,287	10,283,287	10,283,287
Magnetite XIX, Limited	Multi-Sector Holdings	Subordinated Notes LIBOR + 7.610%(4)(8)(9)(10)	7/17/2030	2,000,000	1,874,937	1,831,651	0.3%
		Subordinated Notes 5.254% effective yield(5)(8)(9)(10)	7/17/2030	13,730,209	11,073,051	9,293,978	1.5%
				15,730,209	12,947,988	11,125,629
Manna Pro Products, LLC	Consumer Goods: Non-durable	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(5)(6)(7)	12/8/2023	4,104,167	4,104,167	3,901,831	0.6%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 6.000%, 1.000% Floor(5)(6)(7)	12/8/2023	833,333	833,333	792,250	0.1%
				4,937,500	4,937,500	4,694,081
Midwest Physician Administrative Services, LLC	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 7.000%, 0.750% Floor(7)	8/15/2025	1,950,000	1,875,286	1,901,250	0.3%
				1,950,000	1,875,286	1,901,250
Novetta Solutions, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(7)	10/16/2023	11,000,000	10,932,354	10,456,600	1.6%
				11,000,000	10,932,354	10,456,600
Offen Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(6)	6/21/2026	2,938,053	2,908,673	2,908,673	0.5%
				2,938,053	2,908,673	2,908,673
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK(5)(7)	10/11/2021	16,572,335	16,255,197	15,205,118	2.4%
		Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(5)(6)(7)	10/11/2021	656,000	656,000	653,166	0.1%
		Warrants – 36,716 warrants(5)(11)	1/9/2027	—	669,709	—	0.0%
				17,228,335	17,580,906	15,858,284
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(4)(5)	8/21/2023	9,000,000	9,000,000	8,937,000	1.5%
				9,000,000	9,000,000	8,937,000
Polymer Solutions Group Holdings, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(7)	6/30/2021	2,432,861	2,432,861	2,426,049	0.4%
				2,432,861	2,432,861	2,426,049
Press Ganey Holdings, Inc	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 6.500%, 1.000% Floor(7)	10/21/2024	2,842,724	2,883,371	2,832,206	0.4%
				2,842,724	2,883,371	2,832,206

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of June 30, 2019
(unaudited)

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Project Silverback Holdings Corp.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 3.500%, 1.000% Floor(7)	8/21/2024	4,912,500	4,306,442	4,273,875	0.7%
				4,912,500	4,306,442	4,273,875
Proppants Holdings, LLC	Energy: Oil & Gas	Common Units – 161,852 units(11)		—	874,363	874,001	0.1%
		Common Units – 161,852 units(11)		—	8,832	8,093	0.0%
				—	883,195	882,094
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	11/30/2023	7,921,094	7,408,412	7,405,430	1.3%
		Membership Units – 1.441 units		—	—	—	0.1%
				7,921,094	7,408,412	7,405,430
RateGain Technologies, Inc.	Hotel, Gaming & Leisure	Subordinated Notes(5)(11)	7/31/2020	476,190	476,190	476,190	0.1%
		Subordinated Notes(5)(11)	7/31/2021	476,190	476,190	476,190	0.1%
				952,380	952,380	952,380
Redwood Services Group, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	6/6/2023	19,969,281	19,969,281	19,779,572	3.1%
		Revolving Credit Facility LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	6/6/2023	1,437,500	1,437,500	1,413,638	0.2%
				21,406,781	21,406,781	21,193,210
Resolute Investment Managers, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 7.500%, 1.000% Floor(4)(5)	4/30/2023	7,950,000	7,909,581	7,899,120	1.2%
				7,950,000	7,909,581	7,899,120
Rhombus Cinema Holdings, LP	Media: Diversified & Production	Preferred Equity 10.000% – 7,449 shares(5)(9)		—	4,584,207	4,067,175	0.6%
		Common Units – 3,163 units(5)(8)(11)		—	3,162,793	—	0.0%
				—	7,747,000	4,067,175
RMS Holding Company, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(5)(7)	11/16/2022	18,179,877	18,179,877	18,019,894	2.8%
		Revolving Credit Facility LIBOR + 6.000%, 1.000% Floor(4)(5)(6)	11/16/2022	2,322,033	2,322,033	2,287,546	0.4%
				20,501,910	20,501,910	20,307,440
SavATree, LLC	Environmental Industries	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(4)(5)	6/2/2022	4,355,785	4,355,785	4,355,785	0.7%
				4,355,785	4,355,785	4,355,785
SFP Holding, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(5)(6)(11)	9/1/2022	9,224,604	9,224,604	9,132,358	1.4%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 6.250%, 1.000% Floor(5)(6)(11)	9/1/2022	850,000	850,000	850,000	0.1%
		Equity – 0.94% of outstanding equity(5)(11)		—	657,115	657,115	0.1%
				10,074,604	10,731,719	10,639,473

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of June 30, 2019
(unaudited)

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Shift4 Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)	11/28/2025	9,950,000	9,869,825	9,604,735	1.5%
				9,950,000	9,869,825	9,604,735
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(4)(5)(13)	7/31/2020	21,867,378	21,495,414	—	0.0%
				21,867,378	21,495,414	—
Simplified Logistics, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)(6)	2/28/2022	18,574,575	18,574,575	18,574,575	2.9%
				18,574,575	18,574,575	18,574,575
SMART Financial Operations, LLC	Retail	Preferred Equity – 1,000,000 units(5)(9)(11)		—	1,000,000	770,000	0.1%
				—	1,000,000	770,000
Smile Doctors, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)	10/6/2022	8,292,046	8,292,046	8,051,577	1.3%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)(6)	10/6/2022	3,310,278	3,310,278	3,146,322	0.5%
				11,602,324	11,602,324	11,197,899
Sound Point CLO XX, Ltd.	Multi-Sector Holdings	Subordinated Notes 13.937% effective yield(5)(8)(9)(10)	7/26/2031	4,489,000	4,059,832	4,103,175	0.6%
				4,489,000	4,059,832	4,103,175
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)	6/2/2022	4,597,660	4,597,660	4,515,362	0.7%
				4,597,660	4,597,660	4,515,362
Starfish Holdco, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor(5)(7)	8/18/2025	4,000,000	3,953,405	3,995,200	0.6%
				4,000,000	3,953,405	3,995,200
Sungard AS New Holdings, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor, 2.500% PIK	2/3/2022	4,933,892	4,933,892	4,933,892	0.8%
		Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor	2/3/2022	714,915	694,357	714,915	0.1%
		Membership units – 73,135 units		—	2,163,076	2,163,041	0.3%
				5,648,807	7,791,325	7,811,848
Team Car Care, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(5)(7)	2/23/2023	14,285,694	14,285,694	14,004,266	2.2%
				14,285,694	14,285,694	14,004,266
Techniplas, LLC	Automotive	Senior Secured First Lien Notes 10.000%(8)	5/1/2020	6,000,000	6,000,000	5,528,400	0.9%
				6,000,000	6,000,000	5,528,400
Tensar Corporation	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(4)	7/9/2021	6,900,187	6,743,870	6,491,006	1.0%
				6,900,187	6,743,870	6,491,006
The Imagine Group LLC	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(5)(7)	6/21/2023	8,950,000	8,860,270	6,749,195	1.1%
				8,950,000	8,860,270	6,749,195

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of June 30, 2019
(unaudited)

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(5)(7)	5/27/2022	6,532,258	6,532,258	6,457,137	1.0%
				6,532,258	6,532,258	6,457,137
True Religion Apparel, Inc.	Retail	Senior Secured First Lien Term Loan 10.000%	10/27/2022	180,813	139,665	—	0.0%
		Common Stock – 2,448 shares(11)		—	—	—	0.0%
		Warrants – 1,122 warrants(11)		—	—	—	0.0%
				180,813	139,665	—
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 11.000%, 1.000% Floor(4)(5)	4/28/2023	742,482	689,890	651,008	0.1%
		Common units – 4,676 units(5)(11)		—	259,938	259,939	0.0%
		Warrants – 5,591 warrants(5)(11)	3/30/2028	—	310,802	310,804	0.0%
				742,482	1,260,630	1,221,751
Vertafore, Inc.	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(5)(7)	7/2/2026	9,950,000	9,808,523	9,664,435	1.5%
				9,950,000	9,808,523	9,664,435
VOYA CLO 2016-2, LTD.	Multi-Sector Holdings	Subordinated Notes 2.413% effective yield(5)(8)(9)(10)	7/19/2028	11,088,290	8,532,973	6,870,305	1.1%
				11,088,290	8,532,973	6,870,305
VOYA CLO 2015-2, LTD.	Multi-Sector Holdings	Subordinated Notes 13.904% effective yield(5)(8)(9)(10)	7/19/2028	10,735,659	6,993,146	7,111,301	1.1%
				10,735,659	6,993,146	7,111,301
Walker Edison Furniture Company LLC	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)	9/26/2024	14,812,500	14,812,500	14,812,500	2.3%
		Common units – 2,000 units(5)(9)(11)		—	2,000,000	3,000,000	0.5%
				14,812,500	16,812,500	17,812,500
Watermill-QMC Midco, Inc.	Automotive	Equity – 2.3% partnership interest(5)(9)(11)		—	902,277	315,797	0.0%
				—	902,277	315,797
YRC Worldwide Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(7)(9)	7/26/2022	5,641,066	5,527,749	5,539,527	0.9%
				5,641,066	5,527,749	5,539,527
Total non-controlled/non-affiliated investments					$714,454,593	$663,283,003	103.6%
Controlled/affiliated investments – 22.1%(14)
1888 Industrial Services, LLC	Energy: Oil & Gas	Revolving Credit Facility LIBOR + 5.000%, 1.000% Floor(4)(5)(6)	9/30/2021	1,194,903	1,194,903	1,194,903	0.2%
		Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)(5)	9/30/2021	3,144,481	3,144,481	3,144,481	0.5%
		Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor, PIK(4)(5)(13)	9/30/2021	7,815,751	7,024,117	3,907,875	0.6%
		Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)(5)	6/30/2021	401,814	401,814	401,814	0.1%
		Units – 7,546.76 units(5)(11)		—	—	—	0.0%
				12,556,949	11,765,315	8,649,073

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of June 30, 2019
(unaudited)

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Access Media Holdings, LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan 10.000% PIK(5)(7)(13)	7/22/2020	8,561,156	7,458,342	4,815,651	0.8%
		Common Stock – 14 units(5)(9)(11)		—	—	—	0.0%
		Preferred Equity – 1,400,000 units(5)(9)(11)		—	1,400,000	—	0.0%
		Preferred Equity – 700,000 units(5)(9)(11)		—	700,000	—	0.0%
		Preferred Equity – 849,800 units(5)(6)(9)(11)		—	849,800	(88,200)	0.0%
				8,561,156	10,408,142	4,727,451
Caddo Investors Holdings 1 LLC	Forest Products & Paper	Equity – 12.250% LLC Interest(5)(9)(15)		—	4,972,863	5,445,137	0.9%
				—	4,972,863	5,445,137
Capstone Nutrition, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4)(5)(13)	9/25/2020	25,406,608	15,652,279	3,455,299	0.5%
		Senior Secured First Lien Delayed Draw Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4)(5)(13)	9/25/2020	11,425,241	7,268,839	1,553,833	0.2%
		Senior Secured First Lien Incremental Delayed Draw Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4)(5)	9/25/2020	2,907,602	2,907,602	2,907,602	0.5%
		Common Stock – 2,197.8 shares(5)(11)		—	9	—	0.0%
		Common Stock – 3,498.5 shares(5)(11)		—	—	—	0.0%
		Common Stock – 7,068.3 shares(5)(11)		—	300,002	—	0.0%
				39,739,451	26,128,731	7,916,734
Charming Charlie LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(4)(6)(13)	4/24/2023	3,304,026	3,121,470	—	0.0%
		Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(4)(13)	4/24/2023	4,057,824	2,840,039	—	0.0%
		Senior Secured First Lien Term Loan 20.000%	5/15/2019	182,617	182,617	—	0.0%
		Common Stock – 34,923,249 shares(11)		—	—	—	0.0%
				7,544,467	6,144,126	—
Dynamic Energy Services International LLC	Energy: Oil & Gas	Revolving Credit Facility 12.000%(5)(6)	6/30/2019	937,105	937,105	937,105	0.1%
		Senior Secured First Lien Term Loan 13.500% PIK(5)(7)(13)	12/31/2021	5,624,037	4,449,025	639,453	0.1%
		Common Units – 6,500,000 units(5)(11)		—	—	—	0.0%
				6,561,142	5,386,130	1,576,558
Kemmerer Operations, LLC	Metals & Mining	Senior Secured First Lien Term Loan 15.000% PIK	6/21/2023	1,694,915	1,694,915	1,694,915	0.3%
		Senior Secured First Lien Delayed Draw Term Loan 15.000% PIK(6)	6/21/2023	677,966	677,966	677,966	0.1%
		Common Units – 6.7797 units		—	962,717	962,717	0.2%
				2,372,881	3,335,598	3,335,598

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of June 30, 2019
(unaudited)

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
MCM 500 East Pratt Holdings, LLC	Banking, Finance, Insurance & Real Estate	Equity – 5,000,000 units(9)(11)		—	5,000,000	5,000,000	0.8%
				—	5,000,000	5,000,000
MCM Capital Office Park Holdings LLC	Banking, Finance, Insurance & Real Estate	Equity – 7,500,000 units(9)(11)		—	7,500,000	10,837,500	1.7%
				—	7,500,000	10,837,500
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity – 87.5% ownership of SIC Senior Loan Strategy JV I LLC(6)(9)(15)		92,050,000	92,050,000	76,555,675	12.0%
				92,050,000	92,050,000	76,555,675
TwentyEighty, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 4.000%, 1.000% Floor, 4.000% PIK(4)(6)	3/31/2020	7,114,450	7,114,450	7,044,729	1.1%
		Senior Secured First Lien Term Loan 0.250%, 8.750% PIK(4)	3/31/2020	6,981,494	6,811,166	6,981,494	1.1%
		Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(4)	3/31/2020	204,697	204,409	204,697	0.0%
		Common Units – 58,098 units(11)		—	—	3,464,382	0.5%
				14,300,641	14,130,025	17,695,302
Total controlled/affiliated investments					$186,820,930	$141,739,028	22.1%
Money Market Fund – 10.9%
Federated Institutional Prime Obligations Fund		Money Market 2.390%(16)		69,810,676	69,810,676	69,810,676	10.9%
Total money market fund				$69,810,676	$69,810,676	$69,810,676
Derivative instrument – long exposure		Notional Amount	Unrealized Appreciation/ (Depreciation)
Total return swap with Citibank, N.A. (Note 5)	Total Return Swap	—	—
Total derivative instrument – long exposure		$—	$—

____________

(1)      All of the Company’s investments are domiciled in the United States except for AMMC CLO 22, Limited Series 2018-22A, Apidos CLO XXIV, Series 2016-24A, Dryden 38 Senior Loan Fund, Series 2015-38A, Dryden 43 Senior Loan Fund, Series 2016-43A, Dryden 49 Senior Loan Fund, Series 2017-49A, Magnetite XIX, Limited, Sound Point CLO XX, Ltd.,VOYA CLO 2016-2, LTD and VOYA CLO 2015-2, LTD., which are all domiciled in the Cayman Islands. All foreign investments were denominated in US Dollars.

(2)      Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of ASC 820 fair value hierarchy.

(3)      Percentage is based on net assets of $640,436,545 as of June 30, 2019.

(4)      The interest rate on these loans is subject to a base rate plus 3 Month “3M” LIBOR, which at June 30, 2019 was 2.32%. The interest rate is subject to a minimum LIBOR floor.

(5)      An affiliated fund that is managed by an affiliate of SIC Advisors LLC also holds an investment in this security.

(6)      The investment has an unfunded commitment as of June 30, 2019. For further details see Note 11. Fair value includes an analysis of the unfunded commitment.

(7)      The interest rate on these loans is subject to a base rate plus 1 Month “1M” LIBOR, which at June 30, 2019 was 2.40%. The interest rate is subject to a minimum LIBOR floor.

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of June 30, 2019
(unaudited)

(8)      Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $73,455,911 or 11.4% of net assets as of June 30, 2019 and are considered restricted securities.

(9)      The investment is not a qualifying asset under Section 55 of the Investment Company Act of 1940 (the “1940 Act”). Non-qualifying assets represent 23.2% of the Company’s portfolio at fair value.

(10)    This investment is in the equity class of a collateralized loan obligation (“CLO”). The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions that have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.

(11)    Security is non-income producing.

(12)    A portion of this investment was sold via a participation agreement. The listed amount is the portion retained by Sierra Income Corporation.

(13)    The investment was on non-accrual status as of June 30, 2019.

(14)    Affiliate Investments are defined by the 1940 Act as investments in companies in which the Company owns at least 5% but no more than 25% of the voting securities or we are under common control with such portfolio company. Control Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(15)    As a practical expedient, the Company uses NAV to determine the fair value of this investment.

(16)    Represents securities in Level 1 in the ASC 820 table (see Note 4).

See accompanying notes to consolidated financial statements.

Sierra Income Corporation
Consolidated Schedule of Investments
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Non-controlled/non-affiliated investments – 114.6%
AAAHI Acquisition Corporation	Transportation: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor (4)(5)(12)	12/10/2023	$7,402,367	$7,402,367	$7,402,367	1.1%
				7,402,367	7,402,367	7,402,367
Alpine SG, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor (4)(5)	11/16/2022	6,617,630	6,617,630	6,617,630	1.0%
		Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(12)	11/16/2022	13,398,750	13,398,750	13,398,750	2.0%
				20,016,380	20,016,380	20,016,380
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)	9/25/2023	4,893,750	4,893,750	4,790,492	0.7%
				4,893,750	4,893,750	4,790,492
Amerijet Holdings, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(5)(6)	7/15/2021	11,514,705	11,514,705	11,514,705	1.7%
				11,514,705	11,514,705	11,514,705
AMMC CLO 22, Limited Series 2018-22A	Multi-Sector Holdings	Subordinated Notes 11.435% effective yield(7)(8)(9)	4/25/2031	7,222,000	6,089,733	5,927,818	0.9%
				7,222,000	6,089,733	5,927,818
Answers Finance, LLC	High Tech Industries	Common Stock – 389,533 shares(10)		—	5,426,955	1,188,076	0.2%
				—	5,426,955	1,188,076
Apidos CLO XXIV, Series 2016-24A	Multi-Sector Holdings	Subordinated Notes 10.169% effective yield(5)(7)(8)(9)	7/20/2027	18,357,647	12,332,974	11,146,763	1.7%
				18,357,647	12,332,974	11,146,763
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)(11)	3/31/2022	25,000,000	25,000,000	25,000,000	3.8%
				25,000,000	25,000,000	25,000,000
Barry’s Bootcamp Holdings, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(12)	7/14/2022	8,571,429	8,571,429	8,488,429	1.3%
		Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(12)	7/14/2022	3,360,000	3,360,000	3,312,960	0.5%
				11,931,429	11,931,429	11,801,389
Black Angus Steakhouses, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(4)(5)(11)(12)	4/24/2020	18,722,098	18,722,098	18,353,183	2.8%
				18,722,098	18,722,098	18,353,183
BRG Sports, Inc.	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(6)	6/15/2023	6,711,250	6,711,250	6,617,293	1.0%
				6,711,250	6,711,250	6,617,293
Brook & Whittle Holding Corp.	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(4)(5)	10/17/2024	3,719,582	3,719,582	3,719,582	0.6%
				3,719,582	3,719,582	3,719,582
Central States Dermatology Services, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(6)(12)	4/20/2022	3,090,991	3,090,991	3,045,360	0.5%
				3,090,991	3,090,991	3,045,360

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.500%(4)(5)	10/4/2024	6,935,170	6,920,608	6,865,818	1.0%
				6,935,170	6,920,608	6,865,818
CPI International, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(5)(6)	7/28/2025	9,900,752	9,871,970	9,776,992	1.5%
				9,900,752	9,871,970	9,776,992
DataOnline Corp.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)(12)	7/31/2025	9,975,000	9,975,000	9,975,000	1.5%
				9,975,000	9,975,000	9,975,000
Drew Marine Partners, LP	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 7.000%, 1.000% Floor(6)	5/19/2021	10,000,000	10,035,660	9,862,000	1.5%
				10,000,000	10,035,660	9,862,000
Dryden 38 Senior Loan Fund, Series 2015-38A	Multi-Sector Holdings	Subordinated Notes 12.456% effective yield(7)(8)(9)	7/15/2027	7,000,000	4,877,323	4,890,900	0.7%
				7,000,000	4,877,323	4,890,900
Dryden 43 Senior Loan Fund, Series 2016-43A	Multi-Sector Holdings	Subordinated Notes 4.966% effective yield(5)(7)(8)(9)	7/20/2029	3,620,000	2,902,869	2,330,918	0.4%
				3,620,000	2,902,869	2,330,918
Dryden 49 Senior Loan Fund, Series 2017-49A	Multi-Sector Holdings	Subordinated Notes 6.812% effective yield(5)(8)(9)	7/18/2030	17,233,288	14,799,896	12,414,861	1.9%
				17,233,288	14,799,896	12,414,861
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan 12.000%(5)(12)	6/30/2019	246,677	246,677	246,677	0.0%
		Senior Secured First Lien Term Loan 8.500% PIK + LIBOR(4)(5)(13)	5/6/2019	11,474,068	9,828,831	1,304,602	0.2%
				11,720,745	10,075,508	1,551,279
Elite Comfort Solutions LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(6)(12)	1/15/2021	8,019,802	8,019,802	8,019,802	1.2%
				8,019,802	8,019,802	8,019,802
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Senior secured first lien notes 12.000%(5)	2/23/2023	9,965,000	9,965,000	9,910,193	1.5%
		Preferred Equity – 2,491,250 units(5)(10)		—	2,491,250	2,491,250	0.4%
				9,965,000	12,456,250	12,401,443
FKI Security Group, LLC	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(5)(6)	3/30/2020	11,187,500	11,187,500	11,187,500	1.7%
				11,187,500	11,187,500	11,187,500
Friedrich Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(5)(6)	2/7/2023	14,853,555	14,853,555	14,853,555	2.2%
				14,853,555	14,853,555	14,853,555
Fusion Telecommunications International Inc.	Telecommunications	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(4)	5/4/2023	894,729	862,917	836,840	0.1%
				894,729	862,917	836,840

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 10.250%, 1.000% Floor(4)	1/20/2022	10,000,000	10,000,000	8,763,000	1.3%
				10,000,000	10,000,000	8,763,000
Golden West Packaging Group LLC	Forest Products & Paper	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(5)(6)	6/20/2023	2,503,182	2,503,182	2,503,182	0.4%
				2,503,182	2,503,182	2,503,182
Heligear Acquisition Co.	Aerospace & Defense	Senior secured first lien notes 10.250%(5)(7)	10/15/2019	15,000,000	15,000,000	14,451,000	2.2%
				15,000,000	15,000,000	14,451,000
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior secured first lien notes 8.875%(5)(7)(13)	3/15/2025	2,000,000	2,000,000	876,600	0.1%
				2,000,000	2,000,000	876,600
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(4)	5/29/2020	4,400,696	4,380,988	3,134,616	0.5%
				4,400,696	4,380,988	3,134,616
Hylan Datacom & Electrical LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(5)(6)	7/25/2021	14,316,715	14,316,715	14,183,570	2.1%
				14,316,715	14,316,715	14,183,570
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(4)	7/20/2022	25,000,000	25,000,000	24,815,000	3.7%
				25,000,000	25,000,000	24,815,000
Impact Group, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)	6/27/2023	6,158,312	6,158,312	6,158,312	0.9%
				6,158,312	6,158,312	6,158,312
Interflex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(5)(6)	8/18/2022	13,412,500	13,412,500	12,445,459	1.9%
				13,412,500	13,412,500	12,445,459
Invision Diversified, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(5)(6)(11)	6/30/2020	22,631,334	22,631,334	22,631,334	3.4%
				22,631,334	22,631,334	22,631,334
Isagenix International, LLC	Wholesale	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)	6/16/2025	1,950,000	1,940,090	1,925,430	0.3%
				1,950,000	1,940,090	1,925,430
Isola USA Corp.	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK(4)(12)	1/2/2023	9,541,669	6,639,511	6,699,206	1.0%
		Common Units – 10,283,782 units(8)(10)		—	—	—	0.0%
				9,541,669	6,639,511	6,699,206
JFL-WCS Partners, LLC	Environmental Industries	Preferred Units – 618,876 6.000%, PIK(5)(8)		—	618,876	618,876	0.1%
		Common Units – 68,764 units(5)(8)(10)		—	68,764	363,762	0.1%
				—	687,640	982,638
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(4)(5)(14)	5/1/2025	7,000,000	6,887,491	6,934,900	1.0%
				7,000,000	6,887,491	6,934,900

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
L&S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(5)(6)	2/15/2022	10,615,319	10,615,319	10,683,257	1.6%
				10,615,319	10,615,319	10,683,257
Livingston International Inc.	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.250% Floor(4)(8)	4/17/2020	4,613,287	4,528,653	4,359,556	0.7%
				4,613,287	4,528,653	4,359,556
Magnetite XIX, Limited	Multi-Sector Holdings	Subordinated Notes LIBOR + 7.610%(4)(7)(8)(9)	7/17/2030	2,000,000	1,875,000	1,797,800	0.3%
		Subordinated Notes 4.790% effective yield(5)(7)(8)(9)	7/17/2030	13,730,209	11,634,266	9,863,782	1.5%
				15,730,209	13,509,266	11,661,582
Manna Pro Products, LLC	Consumer Goods: Non-durable	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(5)(6)(12)	12/8/2023	4,633,333	4,633,333	4,513,837	0.7%
				4,633,333	4,633,333	4,513,837
Nathan’s Famous, Inc.	Beverage & Food	Senior secured first lien notes 6.625%(5)(7)(8)(15)	11/1/2025	4,950,000	4,965,308	4,742,100	0.7%
				4,950,000	4,965,308	4,742,100
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(5)(6)	7/14/2022	7,447,624	7,439,698	7,410,386	1.1%
				7,447,624	7,439,698	7,410,386
Nine West Holdings, Inc.	Consumer Goods: Non-durable	Senior Secured First Lien Term Loan 8.250%	10/8/2019	2,212,649	2,134,223	2,132,551	0.3%
				2,212,649	2,134,223	2,132,551
Novetta Solutions, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(6)	10/16/2023	11,000,000	10,926,479	9,903,300	1.5%
				11,000,000	10,926,479	9,903,300
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loan LIBOR + 10.500%, 0.750% Floor, 3.000% PIK(4)(5)(13)	12/31/2018	13,424,511	11,680,099	4,093,133	0.6%
		Senior Secured First Lien Term Loan LIBOR + 10.500%, 0.750% Floor, 3.000% PIK(4)(5)(13)	12/31/2018	9,289,873	8,063,161	2,832,482	0.4%
				22,714,384	19,743,260	6,925,615
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK(4)(5)	10/11/2021	15,601,663	15,231,477	14,779,456	2.2%
		Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(4)(5)(12)	10/11/2021	918,400	918,400	918,400	0.1%
		Warrants – 36,716 warrants(5)(10)	1/9/2027	—	669,709	—	0.0%
				16,520,063	16,819,586	15,697,856
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)(5)	8/19/2022	2,904,173	2,875,786	2,877,454	0.4%
		Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(4)(5)(11)	8/21/2023	9,000,000	9,000,000	8,902,800	1.3%
				11,904,173	11,875,786	11,780,254
Polymer Solutions Group Holdings, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5)(6)	6/30/2021	2,445,180	2,445,180	2,445,180	0.4%
				2,445,180	2,445,180	2,445,180

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Press Ganey Holdings, Inc	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 6.500%, 1.000% Floor(6)	10/21/2024	5,842,724	5,927,327	5,769,106	0.9%
				5,842,724	5,927,327	5,769,106
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4)(5)(12)	11/30/2021	7,921,094	7,921,094	7,665,272	1.2%
				7,921,094	7,921,094	7,665,272
RateGain Technologies, Inc.	Hotel, Gaming & Leisure	Subordinated Notes(5)(10)	7/31/2020	476,190	476,190	476,190	0.1%
		Subordinated Notes(5)(10)	7/31/2021	476,190	476,190	476,190	0.1%
				952,380	952,380	952,380
Redwood Services Group, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)	6/6/2023	20,069,765	20,069,765	19,806,851	3.0%
		Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(12)	6/6/2023	1,150,000	1,150,000	1,150,000	0.2%
				21,219,765	21,219,765	20,956,851
Resolute Investment Managers, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 7.500%, 1.000% Floor(4)(5)	4/30/2023	7,950,000	7,904,561	7,868,115	1.2%
				7,950,000	7,904,561	7,868,115
Rhombus Cinema Holdings, LP	Media: Diversified & Production	Preferred Equity 10.000% – 7,449 shares(5)(8)		—	4,584,207	5,647,861	0.9%
		Common Units – 3,163 units(5)(8)(10)		—	3,162,793	1,198,288	0.2%
				—	7,747,000	6,846,149
RMS Holding Company, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)	11/16/2022	18,277,090	18,277,090	18,277,090	2.8%
		Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)(12)	11/16/2022	2,870,681	2,870,681	2,805,157	0.4%
				21,147,771	21,147,771	21,082,247
SavATree, LLC	Environmental Industries	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(4)(5)(12)	6/2/2022	4,219,081	4,219,081	4,181,430	0.6%
				4,219,081	4,219,081	4,181,430
SFP Holding, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(4)(5)	9/1/2022	6,678,921	6,678,921	6,678,921	1.0%
		Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(4)(5)(12)	9/1/2022	2,726,241	2,726,241	2,726,241	0.4%
		Equity – 0.94% of outstanding equity(5)(10)		—	491,270	491,270	0.1%
				9,405,162	9,896,432	9,896,432
Shift4 Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4)(5)	11/28/2025	9,950,000	9,863,685	9,820,650	1.5%
				9,950,000	9,863,685	9,820,650
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(4)(5)(13)	7/31/2020	21,562,500	21,190,536	10,332,750	1.6%
				21,562,500	21,190,536	10,332,750

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Simplified Logistics, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)(12)	2/28/2022	18,668,289	18,668,289	18,363,996	2.8%
				18,668,289	18,668,289	18,363,996
Sizzling Platter, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(16)	4/29/2020	15,000,000	15,000,000	15,000,000	2.3%
				15,000,000	15,000,000	15,000,000
SMART Financial Operations, LLC	Retail	Preferred Equity – 1,000,000 units(5)(8)(10)		1,000,000	1,000,000	1,000,000	0.2%
				1,000,000	1,000,000	1,000,000
Smile Doctors, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)	10/6/2022	8,333,925	8,333,925	8,177,247	1.2%
		Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(4)(5)(12)	10/6/2022	1,357,903	1,357,903	1,251,428	0.2%
				9,691,828	9,691,828	9,428,675
Sound Point CLO XX, Ltd.	Multi-Sector Holdings	Subordinated Notes 13.366% effective yield(5)(7)(8)(9)	7/26/2031	4,489,000	4,072,623	4,063,892	0.6%
				4,489,000	4,072,623	4,063,892
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4)(5)	6/2/2022	4,658,156	4,658,156	4,574,775	0.7%
				4,658,156	4,658,156	4,574,775
SRS Software, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor, 0.500% unused fee(4)(5)(12)	2/17/2022	19,158,750	19,158,750	19,158,750	2.9%
				19,158,750	19,158,750	19,158,750
Starfish Holdco, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor(5)(6)	8/18/2025	4,000,000	3,949,703	3,905,200	0.5%
				4,000,000	3,949,703	3,905,200
Team Car Care, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(5)(6)	2/23/2023	14,480,069	14,480,070	14,271,556	2.2%
				14,480,069	14,480,070	14,271,556
Techniplas, LLC	Automotive	Senior Secured First Lien Notes 10.000%(7)	5/1/2020	6,000,000	6,000,000	5,515,200	0.8%
				6,000,000	6,000,000	5,515,200
The Imagine Group LLC	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(5)(6)(14)	6/21/2023	8,950,000	8,849,117	7,888,530	1.2%
				8,950,000	8,849,117	7,888,530
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(5)(6)	5/27/2022	7,500,000	7,500,000	7,475,250	1.1%
				7,500,000	7,500,000	7,475,250
True Religion Apparel, Inc.	Retail	Senior Secured First Lien Term Loan 10.000%	10/27/2022	181,731	139,861	64,587	0.0%
		Common Stock – 2,448 shares(10)		—	—	—	0.0%
		Warrants – 1,122 warrants(10)		—	—	—	0.0%
				181,731	139,861	64,587

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
U.S. Auto Sales Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 10.500%, 1.000% Floor(5)(6)(11)	6/8/2020	5,500,000	5,500,000	5,490,650	0.8%
				5,500,000	5,500,000	5,490,650
U.S. Well Services, LLC	Energy: Oil & Gas	Warrants – 2.04% of outstanding equity(10)	2/21/2019	—	173	—	0.0%
				—	173	—
Vail Holdco Corp	Wholesale	Preferred Equity 12.500% – PIK 20,330 shares(5)		—	21,457,643	21,648,460	3.3%
		Preferred Equity – 15,250 shares(5)(10)		—	15,250,000	18,112,425	2.7%
		Warrants – 14,007 warrants(5)(10)		—	860,357	1,172,806	0.2%
				—	37,568,000	40,933,691
Valence Surface Technologies, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4)(5)	6/13/2021	5,949,311	5,947,586	5,949,311	0.9%
				5,949,311	5,947,586	5,949,311
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 11.000%, 1.000% Floor(4)(5)	4/28/2023	694,375	635,495	609,036	0.1%
		Common units – 4,676 units(5)(10)		—	259,938	259,938	0.0%
		Warrants – 5,591 warrants(5)(10)	3/30/2028	—	310,802	310,803	0.0%
				694,375	1,206,235	1,179,777
Vertafore, Inc.	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(5)(6)	7/2/2026	2,000,000	1,981,064	1,898,800	0.3%
				2,000,000	1,981,064	1,898,800
VOYA CLO 2016-2, LTD.	Multi-Sector Holdings	Subordinated Notes 1.683% effective yield(5)(7)(8)(9)	7/19/2028	22,842,661	18,392,998	12,798,743	1.9%
				22,842,661	18,392,998	12,798,743
Walker Edison Furniture Company LLC	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4)(5)	9/26/2024	15,000,000	15,000,000	15,000,000	2.3%
		Common units – 2,000 units(5)(8)(10)		—	2,000,000	2,000,000	0.3%
				15,000,000	17,000,000	17,000,000
Watermill-QMC Midco, Inc.	Automotive	Equity – 2.3% partnership interest(5)(8)(10)		—	902,277	170,530	0.0%
				—	902,277	170,530
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor, PIK(5)(13)(16)	10/8/2021	4,682,375	4,491,243	2,720,928	0.4%
				4,682,375	4,491,243	2,720,928
Total non-controlled/non-affiliated investments					$819,032,531	$758,474,260	114.6%

Controlled/affiliated investments – 24.9%(17)
1888 Industrial Services, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)(5)(12)	9/30/2021	943,344	943,344	943,344	0.1%
		Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)(5)	9/30/2021	3,144,481	3,144,481	3,144,481	0.5%
		Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor, PIK(4)(5)	9/30/2021	7,815,751	7,022,422	6,005,623	0.9%
		Units – 7,546.76 units(5)(10)		—	—	—	0.0%
				11,903,576	11,110,247	10,093,448

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
Access Media Holdings, LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan 10.000% PIK(5)(13)	7/22/2020	8,140,827	7,422,407	5,141,747	0.8%
		Common Stock – 14 units(5)(8)(10)		—	—	—	0.0%
		Preferred Equity – 1,400,000 units(5)(8)(10)		—	1,400,000	—	0.0%
		Preferred Equity – 700,000 units(5)(8)(10)		—	700,000	—	0.0%
		Preferred Equity – 849,800 units(5)(8)(10)(12)		—	849,800	(88,200)	0.0%
				8,140,827	10,372,207	5,053,547
Caddo Investors Holdings 1 LLC	Forest Products & Paper	Equity – 12.250% LLC Interest(5)(8)(19)		—	4,972,863	5,186,935	0.8%
				—	4,972,863	5,186,935
Capstone Nutrition, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4)(5)(13)	9/25/2020	23,545,552	15,652,279	9,524,176	1.4%
		Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4)(5)(13)	9/25/2020	10,588,333	7,268,839	4,282,981	0.6%
		Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4)(5)	9/25/2020	1,745,510	1,745,509	1,745,510	0.3%
		Common Stock – 2,197.8 shares(5)(10)		—	9	—	0.0%
		Common Stock – 3,498.5 shares(5)(10)		—	—	—	0.0%
		Common Stock – 7,068.3 shares(5)(10)		—	300,002	—	0.0%
				35,879,395	24,966,638	15,552,667
Charming Charlie LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(4)(12)	4/24/2023	3,121,470	3,121,470	3,121,470	0.5%
		Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(4)	4/24/2023	3,821,350	2,737,658	1,515,547	0.2%
		Senior Secured First Lien Term Loan 20.000%	5/15/2019	182,617	182,617	182,617	0.0%
		Common Stock – 34,923,249 shares(10)		—	—	—	0.0%
				7,125,437	6,041,745	4,819,634
MCM 500 East Pratt Holdings, LLC	Banking, Finance, Insurance & Real Estate	Equity – 5,000,000 units(8)(10)		—	5,000,000	5,000,000	0.8%
				—	5,000,000	5,000,000
MCM Capital Office Park Holdings LLC	Banking, Finance, Insurance & Real Estate	Equity – 7,500,000 units(8)(10)		—	7,500,000	12,499,125	1.9%
				—	7,500,000	12,499,125
Medley Chiller Holdings LLC	Services: Business	Equity – 85% interest(8)(10)(19)		—	8,627,500	9,098,157	1.4%
				—	8,627,500	9,098,157
Nomida, LLC	Construction & Building	Equity 5,400,000 units(8)(10)		—	2,289,760	989,820	0.1%
				—	2,289,760	989,820
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity – 87.5% ownership of SIC Senior Loan Strategy JV I LLC(8)(12)(19)		92,050,000	92,050,000	82,515,860	12.5%
				92,050,000	92,050,000	82,515,860

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)(2)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(3)
TwentyEighty, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 4.000%, 1.000% Floor, 4.000% PIK(4)(12)	3/31/2020	6,975,035	6,975,035	6,975,035	1.1%
		Senior Secured First Lien Term Loan 0.250%, 8.750% PIK(4)	3/31/2020	6,687,383	6,406,364	6,497,461	1.0%
		Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(4)	3/31/2020	323,167	321,972	319,870	0.0%
		Common Units – 58,098 units(10)		—	—	404,943	0.1%
				13,985,585	13,703,371	14,197,309
Total controlled/affiliated investments					$186,634,331	$165,006,502	24.9%

Money market fund – 3.7%
Federated Institutional Prime Obligations Fund (18)		Money Market 2.460%		34,482,189	34,482,189	34,482,189	5.2%
Total money market fund				$34,482,189	$34,482,189	$34,482,189
Derivative instrument – long exposure		Notional Amount	Unrealized Appreciation/ (Depreciation)
Total return swap with Citibank, N.A. (Note 5)	Total Return Swap	78,776,760	(6,524,904)
Total derivative instrument – long exposure		$78,776,760	$(6,524,904)

____________

(1)      All of the Company’s investments are domiciled in the United States except for Livingston International Inc., which is domiciled in Canada and AMMC CLO 22, Limited Series 2018-22A, Apidos CLO XXIV, Series 2016-24A, Dryden 38 Senior Loan Fund, Series 2015-38A, Dryden 43 Senior Loan Fund, Series 2016-43A, Dryden 49 Senior Loan Fund, Series 2017-49A, Magnetite XIX, Limited, Sound Point CLO XX, Ltd., and VOYA CLO 2016-2, Ltd.

(2)      Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of ASC 820 fair value hierarchy.

(3)      Percentage is based on net assets of $662,080,199 as of December 31, 2018.

(4)      The interest rate on these loans is subject to a base rate plus 3 Month “3M” LIBOR, which at December 31, 2018 was 2.81%.

(5)      An affiliated fund that is managed by an affiliate of SIC Advisors also holds an investment in this security.

(6)      The interest rate on these loans is subject to a base rate plus 1 Month “1M” LIBOR, which at December 31, 2018 was 2.50%.

(7)      Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $78,405,516 or 11.8% of net assets as of December 31, 2018 and are considered restricted.

(8)      The investment is not a qualifying asset as defined under Section 55(a) of the Investment Company Act of 1940 (the “1940 Act”). Non-qualifying assets represent 21.7% of the Company’s portfolio at fair value.

(9)      This investment is in the equity class of a collateralized loan obligation (CLO”). The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions that have been made regarding expected prepayments.

(10)    Security is non-income producing.

(11)    A portion of this investment was sold via a participation agreement. The listed amount is the portion retained by the Company.

(12)    The investment has an unfunded commitment as of December 31, 2018. For further details, see Note 11. Fair value includes an analysis of the unfunded commitment.

(13)    The investment was on non-accrual status as of December 31, 2018.

(14)    Security is also held in the underlying portfolio of the total return swap with Citibank, N.A. (see Note 5). The Company’s total exposure to The Imagine Group, LLC, and Keystone Acquisition Corp. is $13,739,430 or 2.1% and $8,760,522 or 1.3% of Net Assets as of December 31, 2018.

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

(15)    Represents securities in Level 2 in the ASC 820 table (see Note 4).

(16)    The interest rate on these loans is subject to a base rate plus 2 Month “2M” LIBOR, which at December 31, 2018 was 2.61%.

(17)    Affiliate Investments are defined by the 1940 Act as investments in companies in which the Company owns at least 5% but no more than 25% of the voting securities or we are under common control with such portfolio company. Control Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(18)    Represents securities in Level 1 in the ASC 820 table (see Note 4).

(19)    As a practical expedient, the Company uses NAV to determine the fair value of this investment.

The following is a summary of the TRS reference assets as of December 31, 2018:

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Notional Amount(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
Asurion, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 6.500%, 1.000% Floor(4)	8/4/2025	$2,945,455	$3,006,205	$3,004,363	$(1,842)
BW NHHC Holdco Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 5.000%(4)	5/15/2025	2,991,000	2,946,135	2,911,140	(34,995)
Comfort Holding, LLC	Consumer Goods: Durable	Senior Secured First Lien Term Loans LIBOR + 4.750%, 1.000% Floor(4)	2/5/2024	7,889,949	7,788,664	7,386,965	(401,699)
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 4.250%, 1.000% Floor(4)	12/1/2021	984,733	965,038	926,634	(38,404)
Deliver Buyer, Inc.	Capital Equipment	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor(5)	5/1/2024	5,996,885	5,973,054	5,996,885	23,831
Highline Aftermarket Acquisitions, LLC	Automotive	Senior Secured First Lien Term Loans LIBOR + 3.500%, 1.000% Floor(4)	4/26/2025	1,760,294	1,755,893	1,708,542	(47,351)
Iqor US Inc.	Services: Business	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor(4)	4/1/2021	4,474,751	4,385,256	4,001,188	(384,068)
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 5.250%, 1.000% Floor(5)	5/1/2024	1,825,622	1,825,622	1,807,731	(17,891)
Kronos Incorporated	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor(3)(5)	11/1/2024	2,000,000	1,980,000	1,971,260	(8,740)
LifeMiles Ltd.	Services: Consumer	Senior Secured First Lien Term Loans LIBOR + 5.500%, 1.000% Floor(3)(5)	8/18/2022	4,455,000	4,410,450	4,469,702	59,252
Lightstone Holdco LLC	Utilities: Electric	Senior Secured First Lien Term Loans LIBOR + 3.750%, 1.000% Floor(4)	1/30/2024	224,885	221,550	212,329	(9,221)
Lightstone Holdco LLC	Utilities: Electric	Senior Secured First Lien Term Loans LIBOR + 3.750%, 1.000% Floor(4)	1/30/2024	4,187,072	4,124,993	3,953,308	(171,685)

Sierra Income Corporation
Consolidated Schedule of Investments (continued)
As of December 31, 2018

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Notional Amount(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
Midcoast Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 5.500%, 1.000% Floor(5)	8/1/2025	1,000,000	990,000	970,000	(20,000)
Midwest Physician Administrative Services, LLC	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loans LIBOR + 7.000%, 0.750% Floor(4)	8/15/2025	3,950,000	3,910,500	3,863,890	(46,610)
Preferred Proppants, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 5.750%, 1.000% Floor(5)	7/27/2020	5,887,969	5,578,851	2,060,789	(3,518,062)
Project Silverback Holdings Corp.	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 3.500%, 1.000% Floor(4)	8/21/2024	4,950,000	4,937,625	4,421,984	(515,641)
Sungard Availability Services Capital, Inc.	Services: Business	Senior Secured First Lien Term Loans LIBOR + 7.000%, 1.000% Floor(4)	9/30/2021	5,682,099	5,659,993	4,801,374	(858,619)
Tensar Corporation	Capital Equipment	Senior Secured First Lien Term Loans LIBOR + 4.750%, 1.000% Floor(5)	7/9/2021	6,900,187	6,831,185	6,710,432	(120,753)
The Imagine Group, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans LIBOR + 4.750%, 1.000% Floor(4)	6/21/2022	5,910,000	5,850,900	5,509,302	(341,598)
United Road Services, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loans LIBOR + 5.250%, 1.000% Floor(4)	9/1/2024	1,891,500	1,882,043	1,880,151	(1,892)
YRC Worldwide Inc.	Transportation: Cargo	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor(4)	7/26/2022	3,697,343	3,752,803	3,458,569	(294,234)
Total				$79,604,744	$78,776,760	$72,026,538	$(6,750,222)
Total accrued interest income, net of expenses							225,318
Total unrealized depreciation on TRS							$(6,524,904)

____________

(1)      All investments are domiciled in the United States.

(2)      Represents the cost of an investment in which the TRS is referenced.

(3)      The investment is not a qualifying asset as defined under Section 55(a) of the 1940 Act.

(4)      The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at December 31, 2018 was 2.50%. The interest rate is subject to a minimum LIBOR floor.

(5)      The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at December 31, 2018 was 2.81%. The interest rate is subject to a minimum LIBOR floor.

See accompanying notes to consolidated financial statements.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 1. Organization

Sierra Income Corporation (the “Company”) was incorporated under the general corporation laws of the State of Maryland on June 13, 2011 and formally commenced operations on April 17, 2012. The Company is an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). The Company is externally managed by SIC Advisors LLC (“SIC Advisors”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). SIC Advisors is a wholly owned subsidiary of Medley LLC, which is controlled by Medley Management Inc., a publicly traded asset management firm (NYSE: MDLY), which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. The term “Medley” refers to the collective activities of Medley Capital LLC, Medley LLC, Medley Management Inc., Medley Group LLC, SIC Advisors, associated investment funds and their respective affiliates. The Company has elected, and intends to qualify annually, to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s fiscal year-end is December 31st.

On April 17, 2012, the Company successfully reached its minimum escrow requirement and officially commenced operations by issuing 1,108,033 shares of common stock to SIC Advisors for gross proceeds of $10,000,000. On July 2, 2018, the Company’s board of directors determined to terminate the Company’s offering effective as of July 31, 2018. As of June 30, 2019, the Company has sold a total of 100,462,586 shares of common stock, which includes shares issued as part of the distribution reinvestment plan (see Note 13), for total gross proceeds of $1.0 billion, which includes the shares sold to SIC Advisors. The proceeds from the issuance of common stock are presented in the Company’s Consolidated Statements of Changes in Net Assets and Consolidated Statements of Cash Flows and are presented net of selling commissions and dealer manager fees.

On August 15, 2013, the Company formed Arbor Funding LLC (“Arbor”), a wholly-owned financing subsidiary.

On June 18, 2014, the Company formed Alpine Funding LLC (“Alpine”), a wholly-owned financing subsidiary.

The Company has formed and expects to continue to form certain taxable subsidiaries (the “Taxable Subsidiaries”), which are taxed as corporations for U.S. federal income tax purposes. Taxable Subsidiaries allow the Company to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code.

The Company’s investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. The Company intends to meet its investment objective by investing primarily in the debt of privately owned U.S. companies with a focus on senior secured debt, second lien debt and, to a lesser extent, subordinated debt. The Company will originate transactions sourced through SIC Advisors’ direct origination network, and also expects to acquire debt securities through the secondary market. The Company may make equity investments in companies that it believes will generate appropriate risk adjusted returns, although it does not expect such investments to be a substantial portion of the portfolio.

Agreements and Plan of Mergers

On August 9, 2018, the Company entered into definitive agreements to acquire Medley Capital Corporation (NYSE/TASE: MCC, MCC) and Medley Management Inc. (NYSE:MDLY, “MDLY”). Pursuant to the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and Sierra (the “MCC Merger Agreement”), MCC would, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into the Company, with the Company as the surviving entity (the “Combined Company”) in the merger (the “MCC Merger”).Under the MCC Merger, each share of MCC’s common stock issued and outstanding immediately prior to the MCC Merger effective time, other than shares of MCC’s common stock held by MCC, Sierra or their respective wholly owned subsidiaries, would be converted into the right to receive 0.8050 shares of the Company’s common stock.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 1. Organization (cont.)

Simultaneously, pursuant to the Agreement and Plan of Merger (the “MDLY Merger Agreement” together with the MCC Merger Agreement, the “Merger Agreements”), dated as of August 9, 2018, by and among MDLY, the Company, and Sierra Management, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), MDLY would, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the Merger (the MDLY Merger together with the MCC Merger, the “Mergers”), and MDLY’s existing asset management business would continue to operate as a wholly owned subsidiary of the Combined Company. In the MDLY Merger, each share of MDLY Class A common stock, issued and outstanding immediately prior to the MDLY Merger effective time, other than Dissenting Shares (as defined in the MDLY Merger Agreement) and shares of MDLY Class A common stock held by MDLY, the Company or their respective wholly owned subsidiaries, would be converted into the right to receive (i) 0.3836 shares of our common stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY’s stockholders would have the right to receive certain dividends and/or other payments. If the Mergers are successfully consummated, our common stock would be listed on the New York Stock Exchange under the symbol “SRA” and the Tel Aviv Stock Exchange, with such listings expected to be effective as of the closing date of the Mergers. Upon completion of the Mergers, the investment portfolios of MCC and the Company would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by MCC Advisors LLC, its wholly controlled adviser subsidiary.

Set forth below is a description of the Decision (as defined below), which should be read in the context of the impact that the Decision and corresponding Settlement Term Sheet (as defined below) may have on the Company with respect to any potential amendment to the Merger Agreements.

On February 11, 2019, a putative stockholder class action related to the MCC Merger was commenced in the Court of Chancery of the State of Delaware by FrontFour Capital Group LLC and FrontFour Master Fund, Ltd (collectively, “FrontFour”). The action, as consolidated, is captioned In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, the Company, MCC, MCC Advisors LLC, Medley Group LLC, and Medley LLC (the “Class Action”). The complaint alleged that MCC’s directors (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC’s stockholders in connection with the MCC Merger, and that MDLY, the Company, MCC Advisors LLC, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Court issued a Memorandum Opinion (the “Decision”) denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by FrontFour in its complaint. The Court held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger, but rejected FrontFour’s claim that the Company aided and abetted those breaches of fiduciary duties. The Court ordered defendants to issue corrective disclosures consistent with the Decision, and enjoined a vote of MCC’s stockholders on the MCC Merger until such disclosures have been made and stockholders have had the opportunity to assimilate this information.

On April 15, 2019, certain parties in the Class Action reached agreement on the principal terms of a settlement, which are contained in a binding term sheet, dated April 15, 2019 (the “Settlement Term Sheet”), among Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC, MCC Advisors LLC, Medley LLC, and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand. The Settlement Term Sheet is intended to form the basis of a definitive stipulation of settlement in the Class Action. The Settlement Term Sheet provides that MCC will seek to obtain the agreement and/or consent of the Company to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement. If the foregoing amendments are entered into they will, among other matters (as described in further detail in the Settlement Term Sheet): (a) extend the Outside Date (as defined in the Merger Agreements) to October 31, 2019; (b) permit MCC’s special committee of independent

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 1. Organization (cont.)

directors (the “MCC Special Committee”) to undertake a sixty-day “go shop” process to solicit superior transactions to the MCC Merger and (c) if the MCC Merger is consummated, create a settlement fund, consisting of $17 million in cash and $30 million of the Company’s stock, with the number of shares of the Company’s stock to be calculated using the pro forma NAV reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to eligible members of the Class (as defined in the Settlement Term Sheet). In connection with the Settlement Term Sheet, MDLY has executed an acknowledgement and agreement to take certain actions, including consenting to certain amendments to the Merger Agreements, in furtherance of the transactions contemplated thereby.

In addition, the Settlement Term Sheet provides that MCC and FrontFour will enter into a Governance Agreement pursuant to which, among other matters, FrontFour will be subject to customary standstill restrictions and be required to vote in favor of the MCC Merger at a meeting of stockholders to approve the MCC Merger Agreement and in favor of the directors nominated by our board of directors for election at MCC’s 2019 annual meeting of stockholders.

Under the Settlement Term Sheet, the parties have agreed to cooperate to reduce the agreements reflected therein to a definitive stipulation of settlement (the “Settlement Stipulation”), and to obtain approval of Court of Chancery of the State of Delaware as soon as reasonably practicable thereafter. The Settlement Stipulation will provide for mutual releases between and among FrontFour and the Class, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the Class Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the Class Action and all claims that were or could have been asserted (other than claims against NexPoint Advisors, L.P. and its affiliates) in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.) (the “Federal Action”), and FrontFour and the Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

Under the Settlement Term Sheet, MCC and FrontFour have also undertaken to work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the Merger Agreements consistent with the Decision.

If the contemplated amendments to the Merger Agreements have not been entered into by May 15, 2019, the Settlement Term Sheet may be terminated by MCC or FrontFour. The contemplated amendments to the Merger Agreements require the agreement of the Company and there can be no assurance that such agreement will be obtained or that agreements on the amendments to the Merger Agreements will be reached.

Note 2. Significant Accounting Policies

Basis of Presentation

The Company follows the accounting and reporting guidance in the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 946 - Financial Services, Investment Companies (“ASC 946”). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries, Alpine, Arbor, and the Taxable Subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All references made to the “Company,” “we,” and “us” herein include Sierra Income Corporation and its consolidated subsidiaries, except as stated otherwise. Additionally, the accompanying consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain disclosures accompanying annual financial statements prepared in accordance with GAAP are omitted. In the opinion of management, the unaudited interim financial results contain all adjustments and reclassifications, which are of a normal recurring nature, that are necessary for the fair presentation of financial statements for the periods presented. Therefore, this Form 10-Q should be read in conjunction with the Company’s annual report on Form 10-K for the year

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 1, 2019. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending December 31, 2019.

Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid investments or investments with original maturities of three months or less. Cash and cash equivalents include deposits in money market mutual funds. The Company deposits its cash in major United States financial institutions which, at times, may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Offering Costs

Offering costs incurred directly by the Company are expensed in the period incurred.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Financing Costs

Financing costs, incurred in connection with the Company’s credit facilities (see Note 6), are deferred and amortized over the life of each corresponding facility.

Deferred Transaction Costs

Transaction costs, incurred in connection with the Mergers by and among the Company, MCC, MDLY and Merger Sub (see Note 1), are deferred until the closing or termination of the Mergers.

Indemnification

In the normal course of business, the Company enters into contractual agreements that provide general indemnifications against losses, costs, claims and liabilities arising from the performance of individual obligations under such agreements. The Company has had no claims or payments pursuant to such agreements. The Company’s individual maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on management’s experience, the Company expects the risk of loss to be remote.

Revenue Recognition

Interest income, adjusted for amortization of premiums and accretion of discounts, is recorded on an accrual basis. The Company records amortized or accreted discounts or premiums as interest income using the effective interest method. Dividend income, which represents dividends from equity investments and distributions from subsidiaries, if any, is recognized on an accrual basis to the extent that the Company expects to collect such amount.

Fee income associated with investments in portfolio companies is recognized as income in the period that the Company becomes entitled to such fees. Other fees related to loan administration requirements are capitalized as deferred revenue and recorded into income over the respective period.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

Prepayment penalties received by the Company for debt instruments paid back to the Company prior to the maturity date are recorded as income upon receipt.

The Company holds debt investments that contain a payment-in-kind (PIK) interest provision. PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on an accrual basis to the extent such amounts are expected to be collected. PIK interest is not accrued if the Company does not expect the issuer to be able to pay all principal and interest when due. For the three and six months ended June 30, 2019, the Company earned PIK interest of $1,228,921 and $2,320,079, respectively. For the three and six months ended June 30, 2018, the Company earned PIK interest of $794,776 and $1,443,899, respectively.

Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. For the three and six months ended June 30, 2019, the Company recognized realized losses on investments of $6,991,921 and $12,371,727, respectively, related to certain non-cash restructuring transactions, which are recorded on the Consolidated Statements of Operations as a component of net realized gain/(loss) from non-controlled/non-affiliated investments and/or net realized gain/(loss) from controlled/affiliated investments. For the three and six months ended June 30, 2018, the Company recognized realized losses on investments of $0 and $26,781,391, respectively, related to certain non-cash restructuring transactions, which are recorded on the Consolidated Statements of Operations as a component of net realized gain/(loss) from non-controlled/non-affiliated investments and/or net realized gain/(loss) from controlled/affiliated investments.The Company reports changes in fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation/(depreciation) on investments in the Consolidated Statements of Operations. For total return swap transactions (see Note 5), periodic payments are received or made at the end of each settlement period, but prior to settlement are recorded as realized gains or losses on total return swap in the Consolidated Statements of Operations.

Management reviews all loans that become 90 days or more past due on principal and interest or when there is reasonable doubt that principal or interest will be collected for possible placement on management’s designation of non-accrual status. Accrued interest is generally reserved when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Loans on non-accrual status are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current, although the Company may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection. As of June 30, 2019, seven portfolio companies were on non-accrual status with a cost of $69,570,444, or 7.7% of the cost of the Company’s portfolio, and a fair value of $14,633,030, or 1.8% of the fair value of the Company’s portfolio. As of December 31, 2018, seven portfolio companies were on non-accrual status with a cost of $87,597,395, or 8.7% of the cost of the Company’s portfolio, and a fair value of $41,109,398, or 4.5% of the fair value of the Company’s portfolio.

Interest income from investments in the “equity” class of a collateralized loan obligation (“CLO”) security (typically subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows in accordance with ASC 325-40, Beneficial Interests in Securitized Financial Assets. The Company monitors the expected cash flows from these investments, including the expected residual payments, and the effective yield is determined and updated periodically. Any difference between the cash distribution received and the amount calculated pursuant to the effective interest method is recorded as an adjustment to the cost basis of such investments.

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, the Company would be deemed to “control” a portfolio company if it owns more than 25% of its outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company. The Company refers to such investments in portfolio companies that it “controls” as “Controlled Investments.” Under the 1940 Act, the Company would be deemed to be an “Affiliated Person” of a portfolio company if it owns at least 5%,

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

but no more than 25%, of the portfolio company’s outstanding voting securities or if it is under common control with such portfolio company. The Company refers to such investments in Affiliated Persons as “Affiliated Investments.”

Valuation of Investments

The Company applies fair value accounting to all of its financial instruments in accordance with the 1940 Act and ASC Topic 820 - Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, the Company has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 4. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. The Company weighs the use of third-party broker quotations, if any, in determining fair value based on management’s understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the Company’s board of directors based upon input from management and third party valuation firms. Because these investments are illiquid and there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

Investments in investment companies are valued at fair value. Fair values are generally determined utilizing the net asset value (“NAV”) supplied by, or on behalf of, management of each investment company, which is net of management and incentive fees or allocations charged by the investment company and is in accordance with the “practical expedient”, as defined by ASC 820. NAVs received by, or on behalf of, management of each investment company are based on the fair value of the investment company’s underlying investments in accordance with policies established by management of each investment company, as described in each of their financial statements and offering memorandum.

The methodologies utilized by the Company in estimating the fair value of its investments categorized as Level 3 generally fall into the following two categories:

•        The “Market Approach” uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities, such as a business.

•        The “Income Approach” converts future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount. When the Income Approach is used, the fair value measurement reflects current market expectations about those future amounts.

The Company uses third-party valuation firms to assist the board of directors in the valuation of its portfolio investments. The valuation reports generated by the third-party valuation firms consider the evaluation of financing and sale transactions with third parties, expected cash flows and market based information, including comparable transactions, performance multiples, and movement in yields of debt instruments, among other factors. Based on market data obtained from the third-party valuation firms, the Company uses a combined market yield analysis and an enterprise model of valuation. In applying the market yield analysis, the value of the Company’s loans is determined

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

based upon inputs such as the coupon rate, current market yield, interest rate spreads of similar securities, the stated value of the loan, and the length to maturity. In applying the enterprise model, the Company uses a waterfall analysis which takes into account the specific capital structure of the borrower and the related seniority of the instruments within the borrower’s capital structure into consideration. To estimate the enterprise value of the portfolio company, the Company weighs some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value.

The methodologies and information that the Company utilizes when applying the Market Approach for performing investments includes, among other things:

•        valuations of comparable public companies (“Guideline Comparable Approach”);

•        recent sales of private and public comparable companies (“Guideline Comparable Approach”);

•        recent acquisition prices of the company, debt securities or equity securities (“Recent Arms-length Transaction”);

•        external valuations of the portfolio company, offers from third parties to buy the company (“Estimated Sales Proceeds Approach”);

•        subsequent sales made by the company of its investments (“Expected Sales Proceeds Approach”); and

•        estimating the value to potential buyers.

The methodologies and information that the Company utilizes when applying the Income Approach for performing investments includes:

•        discounting the forecasted cash flows of the portfolio company or securities (“Discounted Cash Flow” or “DCF” Approach); and

•        Black-Scholes model or simulation models or a combination thereof (Income Approach – Option Model) with respect to the valuation of warrants.

For non-performing investments, the Company may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities using an expected recovery model. The Company may estimate the fair value of warrants based on a model such as the Black-Scholes model or simulation models or a combination thereof.

Over-the-counter derivative contracts, such as total return swaps (see Note 5) are fair valued using models that measure the change in fair value of reference assets underlying the swaps offset against any fees payable to the swap counterparty. The fair values of the reference assets underlying the swaps are determined using similar methods as described above for debt and equity investments where the Company also invests directly in such assets.

The Company undertakes a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•        the quarterly valuation process begins with each portfolio investment being initially valued by the Company’s valuation professionals;

•        preliminary valuation conclusions are then documented and discussed with senior management; and

•        an independent valuation firm engaged by the Company’s board of directors prepares an independent valuation report for approximately one-third of the portfolio investments each quarter on a rotating quarterly basis on non-fiscal year-end quarters, such that each of these investments will be valued by an independent valuation firm at least twice per annum when combined with the fiscal year-end review of all the investments by independent valuation firms.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

In addition, all of the Company’s investments are subject to the following valuation process:

•        management reviews preliminary valuations and its own independent assessment;

•        the independent audit committee of the Company’s board of directors reviews the preliminary valuations of senior management and independent valuation firms; and

•        the Company’s board of directors discusses valuations and determines the fair value of each investment in the Company’s portfolio in good faith based on the input of SIC Advisors, the respective independent valuation firms and the audit committee.

The Company’s investments in subordinated notes are carried at fair value, which is based on a discounted cash flow model. The discounted cash flow model models both the underlying collateral (assets) and the liabilities of the CLO capital structure. The discounted cash flow model uses a set of assumptions including projected default rates, recovery rates, reinvestment rates and prepayment rates in order to arrive at estimated cash flows of the assets. The discounted cash flow model distributes the asset cash flows to the liability structure based on the payment priorities and discounts them back using appropriate market discount rates based on discount rates for comparable CLOs. The assumptions are based on available market data as well as management estimates. Additional data is used to validate the results from the discounted cash flow method, such as analysis of relevant data observed in the CLO market, review of quotes, where available, recent acquisitions and observable transactions in the subordinated notes, among other factors.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and accounts payable and accrued expenses, approximate fair value due to their short-term nature. The carrying amounts and fair values of the Company’s long-term obligations are discussed in Note 4.

U.S. Federal Income Taxes

The Company has elected, and intends to qualify annually, to be treated as a RIC under Subchapter M of the Code. In order to continue to qualify as a RIC, among other things, the Company is required to meet certain source of income and asset diversification requirements and timely distribute to its stockholders at least 90% of the sum of its investment company taxable income (“ICTI”) including PIK, as defined by the Code, and net tax-exempt interest income (which is the excess of the Company’s gross tax-exempt interest income over certain disallowed deductions) for each taxable year in order to be eligible for tax treatment under Subchapter M of the Code. Depending on the level of ICTI earned in a tax year, the Company may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI.

The Company will be subject to a nondeductible U.S. federal excise tax of 4% on undistributed income if it does not distribute at least 98% of its ordinary income in any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31 of such calendar year. To the extent the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for U.S. federal excise tax purposes, the Company accrues U.S. federal excise tax, if any, on estimated excess taxable income as taxable income is earned. For the year ended December 31, 2018, the Company distributed at least 98% of its ordinary income and 98.2% of its capital gains, and as such, there was no excise tax accrual or expense recorded.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

The Taxable Subsidiaries accrue income taxes payable based on the applicable corporate rates on the unrealized gains generated by the investments held by the Taxable Subsidiaries. As of June 30, 2019 and December 31, 2018, the Company recorded a deferred tax liability of $0 and $0, respectively, on the Consolidated Statements of Assets and Liabilities. The change in deferred tax liabilities is included as a component of net realized and unrealized gain/(loss) on investments on the Consolidated Statements of Operations.

ICTI generally differs from net investment income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses. The Company may be required to recognize ICTI in certain circumstances in which it does not receive cash. For example, if the Company holds debt obligations that are treated under applicable tax rules as having original issue discount (“OID”), the Company must include in ICTI each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. The Company may also have to include in ICTI other amounts that it has not yet received in cash, such as PIK interest income and interest income from investments that have been classified as non-accrual for financial reporting purposes. Interest income on non-accrual investments is not recognized for financial reporting purposes, but generally is recognized in ICTI. Because any OID or other amounts accrued will be included in the Company’s ICTI for the year of accrual, the Company may be required to make a distribution to its stockholders in order to satisfy the minimum distribution requirements, even though the Company will not have received and may not ever receive any corresponding cash amount. ICTI also excludes net unrealized appreciation or depreciation, as investment gains or losses are not included in taxable income until they are realized.

Although the Company files federal and state tax returns, the Company’s major tax jurisdiction is the United States federal jurisdiction. The Company’s federal and state tax returns for the prior three fiscal years remain open, subject to examination by the Internal Revenue Service.

The Company accounts for income taxes in conformity with ASC Topic 740 - Income Taxes (“ASC 740”). ASC 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations. There were no interest or penalties due to material uncertain income tax positions at June 30, 2019 and 2018. For the three and six months ended June 30, 2019 the company recognized $828,611 relating to state income taxes and $3,236,233 relating to federal income taxes as a result of the sale of Medley Chiller Holdings LLC. These taxes are recorded on the Consolidated Statements of Operations as a component of net realized gain/(loss) from controlled/affiliated investments.

The following table reflects, for U.S. federal income tax purposes, the sources of the cash distributions that the Company has paid on its common stock for the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30, 2019		Six Months Ended June 30, 2018
Source of Distribution	Distribution Amount	Percentage	Distribution Amount	Percentage
Ordinary income	$31,787,931	100.0%	$31,076,562	100.0%
Net realized gain	—	—	—	—
Return of capital	—	—	—	—
Distributions on a tax basis	$31,787,931	100.0%	$31,076,562	100.0%

As of June 30, 2019, for federal income tax purposes, the aggregate gross unrealized appreciation and the aggregate gross unrealized depreciation are $13,510,784 and $114,422,597, respectively. As of June 30, 2019, net unrealized depreciation is $100,911,813 based on a tax basis cost of $905,933,834.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

Segments

The Company invests in various industries. The Company separately evaluates the performance of each of its investment relationships. However, because each of these investment relationships has similar business and economic characteristics, they have been aggregated into a single investment segment. All applicable segment disclosures are included in or can be derived from the Company’s consolidated financial statements (See Note 3).

Company Investment Risk, Concentration of Credit Risk, and Liquidity Risk

SIC Advisors has broad discretion in making investments for the Company. Investments generally consist of debt instruments that may be affected by business, financial market or legal uncertainties. Prices of investments may be volatile, and a variety of factors that are inherently difficult to predict, such as domestic or international economic and political developments, may significantly affect the results of the Company’s activities and the value of its investments. In addition, the value of the Company’s portfolio may fluctuate as the general level of interest rates fluctuates.

The value of the Company’s investments in loans and bonds may be detrimentally affected to the extent, among other things, that a borrower defaults on its obligations, there is insufficient collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan, observable secondary or primary market yields for similar instruments issued by comparable companies increase materially or risk premiums required in the market between smaller companies, such as the Company’s borrowers, and those for which market yields are observable, increase materially.

The Company’s assets may, at any time, include securities and other financial instruments or obligations that are illiquid or thinly traded, making purchase or sale of such securities and financial instruments at desired prices or in desired quantities difficult. Furthermore, the sale of any such investments may be possible only at substantial discounts, and it may be extremely difficult to value any such investments accurately.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (“ASU 2018-13”) (Topic 820) — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. This guidance is effective for the Company on January 1, 2020 and early adoption is permitted. The Company is currently assessing the potential impact of this guidance to the fair value disclosures.

In October 2018, the SEC adopted amendments (the Amendments) to certain disclosure requirements that have become redundant, duplicative, overlapping, outdated, or superseded, in light of other SEC disclosure requirements, U.S. GAAP requirements, or changes in the information environment. In part, the Amendments require an investment company to present distributable earnings in total, rather than showing the three components of distributable earnings. The compliance date for the Amendments is for all filings on or after November 5, 2018. Management has adopted the Amendments and included the required disclosures in the Company’s consolidated financial statements.

In October 2018, the SEC adopted an amendment requiring registrants to report a reconciliation of changes in stockholders’ equity, either as a separate statement or in the notes, and the analysis should reconcile the beginning balance to the ending balance of each caption in stockholders’ equity for each period for which an income statement is required to be filed. The compliance date for the amendment is for all interim period filings on or after November 5, 2018. Management has adopted the amendment and included the required reconciliation in the Company’s Consolidated Statement of Changes in Net Assets.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments

The following table shows the amortized cost and the fair value of the Company’s portfolio investments as of June 30, 2019:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$464,604,012	51.5%	$401,886,948	50.0%
Senior secured second lien term loans	160,476,041	17.8	149,900,159	18.6
Senior secured first lien notes	30,965,000	3.4	30,106,400	3.7
Subordinated notes	73,542,052	8.2	67,042,643	8.3
Sierra Senior Loan Strategy JV I LLC	92,050,000	10.3	76,555,675	9.5
Equity/warrants	79,638,418	8.8	79,530,206	9.9
Total	$901,275,523	100.0%	$805,022,031	100.0%

The following table shows the amortized cost and the fair value of the Company’s portfolio investments as of December 31, 2018:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$532,302,573	52.9%	$479,593,279	52.0%
Senior secured second lien term loans	174,258,971	17.3	169,923,547	18.4
Senior secured first lien notes	37,930,308	3.8	35,495,093	3.8
Subordinated notes	92,050,000	9.2	82,515,860	8.9
Sierra Senior Loan Strategy JV I LLC	77,930,062	7.7	66,187,857	7.2
Equity/warrants	91,194,948	9.1	89,765,126	9.7
Total	$1,005,666,862	100.0%	$923,480,762	100.0%

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

The following table shows the composition of the Company’s portfolio investments by industry classification at amortized cost and fair value as of June 30, 2019:

Industry Classification	Amortized Cost	Percentage	Fair Value	Percentage
Services: Business	$158,200,629	17.6%	$133,931,579	16.6%
Multi-Sector Holdings	164,378,752	18.2%	142,385,017	17.7%
Healthcare & Pharmaceuticals	92,131,243	10.2%	71,205,546	8.8%
High Tech Industries	71,556,298	7.9%	66,061,383	8.2%
Aerospace & Defense	49,874,115	5.5%	48,953,662	6.1%
Banking, Finance, Insurance & Real Estate	42,735,656	4.7%	45,797,605	5.7%
Construction & Building	45,735,032	5.1%	44,572,576	5.5%
Wholesale	34,570,004	3.8%	37,137,046	4.6%
Transportation: Cargo	19,538,627	2.2%	19,499,335	2.4%
Automotive	27,046,261	3.0%	25,585,576	3.2%
Consumer Goods: Durable	23,235,000	2.6%	24,157,288	3.0%
Hotel, Gaming & Leisure	20,533,856	2.3%	20,446,997	2.5%
Capital Equipment	17,743,870	2.0%	17,179,706	2.1%
Containers, Packaging & Glass	16,626,267	1.8%	15,761,957	2.0%
Media: Diversified & Production	14,279,258	1.6%	10,524,312	1.3%
Services: Consumer	15,600,000	1.7%	15,469,960	1.9%
Energy: Oil & Gas	22,422,175	2.5%	14,117,361	1.8%
Chemicals, Plastics & Rubber	11,432,861	1.3%	11,363,049	1.4%
Transportation: Consumer	7,003,197	0.8%	6,930,182	0.9%
Forest Products & Paper	6,427,437	0.7%	6,893,311	0.9%
Media: Advertising, Printing & Publishing	8,860,270	1.0%	6,749,195	0.8%
Environmental Industries	5,043,425	0.6%	6,436,584	0.8%
Media: Broadcasting & Subscription	10,408,142	1.2%	4,727,451	0.6%
Consumer Goods: Non-durable	4,937,500	0.5%	4,694,081	0.6%
Metals & Mining	3,335,598	0.4%	3,335,599	0.4%
Retail	7,620,050	0.8%	1,105,673	0.1%
Total	$901,275,523	100.0%	$805,022,031	100.0%

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

The following table shows the composition of the Company’s portfolio investments by industry classification at amortized cost and fair value as of December 31, 2018:

Industry Classification	Amortized Cost	Percentage	Fair Value	Percentage
Services: Business	$168,346,878	16.7%	$156,398,957	16.9%
Multi-Sector Holdings	169,027,682	16.8	147,751,337	16.0
Healthcare & Pharmaceuticals	87,119,313	8.7	75,750,145	8.2
High Tech Industries	78,073,842	7.8	72,744,712	7.9
Aerospace & Defense	55,819,556	5.6	55,177,303	6.0
Banking, Finance, Insurance & Real Estate	48,224,496	4.8	53,079,983	5.7
Construction & Building	51,971,781	5.2	50,606,634	5.5
Wholesale	39,508,090	3.9	42,859,121	4.6
Hotel, Gaming & Leisure	34,674,478	3.4	34,305,563	3.7
Transportation: Cargo	26,079,018	2.6	25,736,261	2.8
Automotive	27,246,738	2.7	25,711,838	2.8
Consumer Goods: Durable	23,711,250	2.4	23,617,293	2.6
Chemicals, Plastics & Rubber	22,340,768	2.2	22,245,236	2.4
Containers, Packaging & Glass	17,132,082	1.7	16,165,041	1.8
Media: Advertising, Printing & Publishing	16,288,815	1.6	15,298,916	1.7
Energy: Oil & Gas	25,566,916	2.5	14,779,343	1.6
Media: Diversified & Production	15,247,000	1.5	14,321,399	1.6
Services: Consumer	11,931,429	1.2	11,801,389	1.3
Capital Equipment	11,187,500	1.1	11,187,500	1.2
Retail	11,672,849	1.2	8,605,149	0.9
Forest Products & Paper	7,476,045	0.7	7,690,117	0.8
Consumer Goods: Non-durable	8,767,556	0.9	7,522,988	0.8
Transportation: Consumer	7,402,367	0.7	7,402,367	0.8
Metals & Mining	19,743,260	2.0	6,925,615	0.7
Environmental Industries	4,906,721	0.5	5,164,068	0.6
Media: Broadcasting & Subscription	10,372,207	1.0	5,053,547	0.5
Beverage & Food	4,965,308	0.5	4,742,100	0.5
Telecommunications	862,917	0.1	836,840	0.1
Total	$1,005,666,862	100.0%	$923,480,762	100.0%

See the Consolidated Schedule of Investments for industry classifications of the underlying total return swap (“TRS”) reference assets as December 31, 2018. There were no underlying TRS assets as of June 30, 2019.

The following table shows the composition of the Company’s portfolio investments by geography classification at fair value as of June 30, 2019 and December 31, 2018:

	June 30, 2019		December 31, 2018
Geography	Fair Value	Percentage	Fair Value	Percentage
United States	$739,192,689	91.8%	$853,885,729	92.4%
Cayman Islands	65,829,342	8.2	65,235,477	7.1
Canada	—	—	4,359,556	0.5
Total	$805,022,031	100.0%	$923,480,762	100.0%

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Transactions with Controlled/Affiliated Companies

During the six months ended June 30, 2019 and 2018, the Company had investments in portfolio companies designated as controlled/affiliated investments under the 1940 Act. Transactions with controlled/affiliated investments were as follows:

Name of Investment(3)	Type of Investment	Fair Value at December 31, 2018	Purchases/ (Sales) of Investments	Transfers In/(Out) of Investments	Net change in unrealized appreciation/ (depreciation)	Realized Gain/ (Loss)	Fair Value at June 30, 2019	Income Earned
1888 Industrial Services, LLC	Revolving Credit Facility	$943,344	$251,559	$—	$—	$—	$1,194,903	$41,090
	Senior Secured First Lien Term Loan	3,144,481	—	—	—	—	3,144,481	121,706
	Senior Secured First Lien Term Loan	6,005,623	1,695	—	(2,099,443)	—	3,907,875	—
	Senior Secured First Lien Term Loan	—	401,814	—	—	—	401,814	248
	Membership Units	—	—	—	—	—	—	—
Access Media Holdings, LLC	Senior Secured First Lien Term Loan	5,141,747	35,935	—	(362,031)	—	4,815,651	—
	Common Stock	—	—	—	—	—	—	—
	Preferred Equity	—	—	—	—	—	—	—
	Preferred Equity	—	—	—	—	—	—	—
	Preferred Equity	(88,200)	—	—	—	—	(88,200)	—
Caddo Investors Holdings 1 LLC	Equity	5,186,935	—	—	258,202	—	5,445,137	—
Capstone Nutrition, Inc.	Senior Secured First Lien Term Loan	9,524,176			(4,515,044)	—	5,009,132	—
	Senior Secured First Lien Delayed Draw Term Loan	4,282,981	—	—	(4,282,981)	—	—	—
	Senior Secured First Lien Incremental Delayed Draw Term Loan	1,745,510	1,162,092	—	—	—	2,907,602	267,373
	Common Stock	—	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—	—
Charming Charlie LLC	Senior Secured First Lien Term Loan	3,121,470	—	—	(3,121,470)	—	—	—
	Senior Secured First Lien Term Loan	1,515,547	102,381	—	(1,617,928)	—	—	—
	Senior Secured First Lien Term Loan	182,617	—	—	(182,617)	—	—	18,363
	Senior Secured First Lien Term Loan	—	—	—	—	—	—	12,274
	Common Stock	—	—	—	—	—	—	—
Dynamic Energy Services International LLC	Revolving Credit Facility	—	690,428	246,677			937,105	42,479
	Senior Secured First Lien Term Loan	—	—	9,828,831	(3,809,572)	(5,379,805)	639,454	—
	Equity	—	—	—	—	—	—	—
Kemmerer Operations, LLC	Senior Secured First Lien Term Loan	—	1,694,915	—	—	—	1,694,915	7,062

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Name of Investment(3)	Type of Investment	Fair Value at December 31, 2018	Purchases/ (Sales) of Investments	Transfers In/(Out) of Investments	Net change in unrealized appreciation/ (depreciation)	Realized Gain/ (Loss)	Fair Value at June 30, 2019	Income Earned
	Senior Secured First Lien Delayed Draw Term Loan	—	677,966	—	—	—	677,966	—
	Equity	—	962,717	—	—	—	962,717	—
MCM 500 East Pratt Holdings, LLC	Equity	5,000,000	—	—	—	—	5,000,000	183,627
MCM Capital Office Park Holdings LLC	Equity	12,499,125	—	—	(1,661,625)	—	10,837,500	141,234
Medley Chiller Holdings LLC	Equity	9,098,157	(23,360,420)	—	(470,657)	14,732,920	—	557,697
Nomida LLC(1)	Equity	989,820	(771,420)	—	1,299,940	(1,518,340)	—	—
Sierra Senior Loan Strategy JV I LLC(2)	Equity	82,515,860	—	—	(5,960,185)	—	76,555,675	4,200,000
TwentyEighty, Inc.	Senior Secured First Lien Term Loan	6,975,035	139,415	—	(69,721)	—	7,044,729	283,208
	Senior Secured First Lien Term Loan	6,497,461	404,802	—	79,231	—	6,981,494	306,079
	Senior Secured First Lien Term Loan	319,870	(118,076)	—	2,390	513	204,697	15,525
	Senior Secured First Lien Term Loan	—	—	—	—	—	—	—
	Equity	404,943	—	—	3,059,439	—	3,464,382	—
Total		$165,006,502	$(17,724,197)	$10,075,508	$(23,454,072)	$7,835,288	$141,739,029	$6,197,965
Name of Investment(3)	Type of Investment	Fair Value at December 31, 2017	Purchases/ (Sales) of Investments	Transfers In/(Out) of Investments	Net change in unrealized appreciation/ (depreciation)	Realized Gain/ (Loss)	Fair Value at June 30, 2018	Income Earned
1888 Industrial Services, LLC	Senior Secured First Lien Term Loan	$188,669	$880,455	$—	$—	$—	$1,069,124	$20,178
	Senior Secured First Lien Term Loan	3,144,481	—	—	—	—	3,144,481	110,574
	Senior Secured First Lien Term Loan	7,078,964	450,275	—	(800,634)	—	6,728,605	368,665
	Membership Units	—	—	—	—	—	—	—
Access Media Holdings, LLC	Senior Secured First Lien Term Loan	7,390,587	31,820	—	(2,280,614)	—	5,141,793	—
	Common Stock	—	—	—	—	—	—	—
	Preferred Equity	—	—	—	—	—	—	—
	Preferred Equity	—	—	—	—	—	—	—
	Preferred Equity	130,200	226,800	—	(434,000)	—	(77,000)	—
Capstone Nutrition	Senior Secured First Lien Term Loan	12,042,301	—	—	(2,924,653)	—	9,117,648	—
	Senior Secured First Lien Term Loan	5,210,693	—	—	(1,265,494)	—	3,945,199	—
	Senior Secured First Lien Term Loan	—	1,617,800	—	—	—	1,617,800	—
	Common Stock	—	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—	—
	Common Stock	—	—	—	—	—	—	—

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Name of Investment(3)	Type of Investment	Fair Value at December 31, 2017	Purchases/ (Sales) of Investments	Transfers In/(Out) of Investments	Net change in unrealized appreciation/ (depreciation)	Realized Gain/ (Loss)	Fair Value at June 30, 2018	Income Earned
Charming Charlie LLC	Senior Secured First Lien Term Loan	—	2,470,184	—	(35,167)	—	2,435,017	85,265
	Senior Secured First Lien Term Loan	—	3,043,620	—	—	—	3,043,620	82,552
	Common Stock		—	—	—	—	—	—
MCM 500 East Pratt Holdings, LLC	Equity	455,871	4,544,129	—	—	—	5,000,000	188,575
MCM Capital Office Park Holdings LLC	Equity	7,500,000	—	—	—	—	7,500,000	194,805
Medley Chiller Holdings LLC	Equity	—	8,627,500	—	(128,614)	—	8,498,886	—
Nomida LLC(1)	Senior Secured First Lien Term Loan	2,935,000	(2,935,000)	—	—	—	—	71,564
	Equity	5,400,000	(606,000)	—	(504,000)	—	4,290,000	—
Sierra Senior Loan Strategy JV I LLC(2)	Equity	79,515,513	7,683,750	—	(2,047,501)	—	85,151,762	3,937,500
TwentyEighty, Inc.	Senior Secured First Lien Term Loan	5,501,849	379,928	—	(192,705)	—	5,689,072	280,270
	Senior Secured First Lien Term Loan	6,696,055	137,785	—	(89,523)	—	6,744,317	270,794
	Senior Secured First Lien Term Loan	3,098,085	(688,902)	—	(3,002)	—	2,406,181	1,184
	Senior Secured First Lien Term Loan	—	—	—	—	—	—	140,655
	Equity	—	—	—	—	—	—	—
Total		$146,288,268	$25,864,144	$—	$(10,705,907)	$—	$161,446,505	$5,752,581

____________

(1)      Nomida, LLC (“Nomida”) is a non-public real estate investment formed by the Company to purchase and develop a residential property. The Company is the sole equity shareholder of Nomida and has provided 100% of the debt financing to the entity. The Company is Nomida’s sole member responsible for Nomida’s daily operations. In addition, the Chief Financial Officer and Secretary of the Company also serves as President of Nomida. The assets of Nomida are comprised of a residential development property in the city of Chicago, IL and the proceeds of the loan from the Company; the liabilities of Nomida consist of the loan payable to the Company. As of June 30, 2019, the loan payable has been fully paid off.

(2)      The Company and Great American Life Insurance Company (“GALIC”) are the members of Sierra Senior Loan Strategy JV I LLC (“Sierra JV”), a joint venture formed as a Delaware limited liability company that is not consolidated by either member for financial reporting purposes. The members of Sierra JV make capital contributions as investments by Sierra JV are completed, and all portfolio and other material decisions regarding Sierra JV must be submitted to Sierra JV’s board of managers, which is comprised of an equal number of members appointed by each of the Company and GALIC. Approval of Sierra JV’s board of managers requires the unanimous approval of a quorum of the board of managers, with a quorum consisting of equal representation of members appointed by each of the Company and GALIC. Because management of Sierra JV is shared equally between the Company and GALIC, the Company does not have operational control over the Sierra JV for purposes of the 1940 Act or otherwise.

(3)      The par amount and additional detail are shown in the consolidated schedule of investments

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Purchases/(sales) of investments in controlled/affiliated investments are included in the purchases and sales presented on the Consolidated Statements of Cash Flows for the six months ended June 30, 2019 and 2018. Transfers in/(out) of controlled/affiliated represents the fair value for the month an investment became or was removed as a controlled/affiliates investment. Income received from controlled/affiliated investments is included in total investment income on the Consolidated Statements of Operations for the six months ended June 30, 2019 and 2018.

Sierra Senior Loan Strategy JV I LLC

On March 27, 2015, the Company and GALIC entered into a limited liability company operating agreement to co-manage Sierra JV. All portfolio and other material decisions regarding Sierra JV must be submitted to Sierra JV’s board of managers, which is comprised of four members, two of whom are selected by the Company and the other two are selected by GALIC. The Company has concluded that it does not operationally control Sierra JV. As the Company does not operationally control Sierra JV, it does not consolidate the operations of Sierra JV within the consolidated financial statements. As a practical expedient, the Company uses NAV to determine the fair value of its investment in Sierra JV; therefore, this investment has been presented as a reconciling item within the fair value hierarchy (see Note 4).

As of June 30, 2019 and December 31, 2018, Sierra JV had total capital commitments of $116 million, with the Company providing $101.5 million and GALIC providing $14.5 million. Approximately $105.2 million was funded as of June 30, 2019 and December 31, 2018, relating to these commitments, of which $92.1 million was from the Company. The Company does not have the right to withdraw any of their respective capital commitment, unless in connection with a transfer of its membership interests. The Company may transfer full membership interests as long as it is approved by all members and transferred in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or applicable state securities laws.

At June 30, 2019 and December 31, 2018, Sierra JV had a $250 million senior secured revolving credit facility (the “JV Facility”) with Deutsche Bank, AG, New York Branch (“DB”). The JV Facility bears interest at a rate of LIBOR (with no minimum) plus 2.50% per annum. On March 29, 2019, the JV amended the Credit Facility and extended the reinvestment period. On March 29, 2019, the JV Facility reinvestment period was extended to June 28, 2019 from March 30, 2019. On June 28, 2019, the JV Facility reinvestment period was further extended to October 28, 2019. The final maturity date is March 30, 2022 and is secured substantially by all of the SPV’s assets, subject certain exclusions set forth in the Credit Facility. As of June 30, 2019 and December 31, 2018, there was $204.9 million outstanding under the JV Facility.

The following table shows a summary of Sierra JV’s portfolio as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Senior secured loans(1)	$274,383,740	$284,070,735
Weighted average current interest rate on senior secured loans(2)	7.41%	7.61%
Number of borrowers in the Sierra JV	60	58
Investments at fair value	$265,411,129	$277,168,454
Largest loan to a single borrower(1)	$10,942,429	$11,058,001
Total of five largest loans to borrowers(1)	$46,624,917	$48,114,884

____________

(1)      At par value.

(2)      Computed as the (a) annual stated interest rate on accruing senior secured loans, divided by (b) total senior secured loans at principal amount.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

The following is a listing of the individual investments in Sierra JV’s portfolio as of June 30, 2019 (unaudited):

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
4Over International, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(2)	6/7/2022	$10,942,429	$10,942,429	$10,691,848
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	11/22/2023	2,571,557	2,577,749	2,554,327
BW NHHC HOLDCO INC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 3.75%, 1.00% LIBOR Floor(2)	5/15/2025	5,194,895	5,127,411	4,796,446
Callaway Golf Company	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(2)	1/4/2026	2,967,562	2,912,702	2,992,787
Cardenas Markets LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 4.50%(2)	11/29/2023	6,337,500	6,297,506	6,128,996
CD&R TZ Purchaser, Inc.	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 5.75%, 1.00% LIBOR Floor(2)	7/21/2023	6,317,772	6,262,457	6,282,392
CHA Consulting, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	4/10/2025	1,957,528	1,951,911	1,924,816
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(4)(5)	10/4/2024	9,857,363	9,838,736	9,758,789
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.50%(4)	12/1/2021	4,142,689	4,071,168	3,397,005
Directbuy Home Improvement, Inc.	Retail	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	6/20/2022	274,413	274,413	274,413
Directbuy Home Improvement, Inc.	Retail	Common Stock - 201,591 shares		201,591	79,237	78,620
Envision Healthcare	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(4)	10/10/2025	1,965,125	1,900,192	1,719,484
GC EOS Buyer, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 3.75%, 1.00% LIBOR Floor(4)	8/1/2025	3,453,786	3,405,940	3,436,517
GK Holdings, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	1/20/2021	3,926,510	3,919,152	3,508,337
Glass Mountain Pipeline Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	12/23/2024	4,912,812	4,898,319	4,802,274
Golden West Packaging Group LLC	Forest Products & Paper	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	6/20/2023	4,199,559	4,199,559	4,181,081
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(2)	6/30/2022	3,031,250	3,007,598	2,428,637
Highline Aftermarket Acquisitions, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	4/26/2025	4,076,471	4,065,155	3,758,506
Infogroup, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 3.50%, 1.00% LIBOR Floor(2)	4/3/2023	4,887,500	4,856,633	4,756,515

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
Intermedia Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(4)	7/21/2025	3,980,000	3,945,255	3,901,593
Isagenix International, LLC	Wholesale	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	6/16/2025	2,826,250	2,812,586	2,215,215
Jackson Hewitt Tax Services Inc.	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 5.75%, 1.00% LIBOR Floor(4)	4/20/2023	5,887,500	5,887,500	5,848,642
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.25%, 1.00% LIBOR Floor(2)	5/1/2024	6,178,421	6,097,672	5,849,729
KNB Holdings Corporation	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	4/26/2024	4,903,412	4,835,702	4,784,259
LifeMiles Ltd.	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	8/18/2022	4,987,530	4,970,451	5,037,405
Loparex International B.V.	Containers, Packaging and Glass	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	4/11/2025	3,626,711	3,611,692	3,617,644
Manna Pro Products, LLC	Consumer Goods: Non-Durable	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	12/8/2023	3,037,083	3,037,083	2,887,355
Manna Pro Products, LLC	Consumer Goods: Non-Durable	Senior Secured First Lien Delayed Draw Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	12/8/2023	616,667	616,667	586,265
Midcoast Energy, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(2)(5)	8/1/2025	5,969,532	5,921,991	5,969,532
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(2)(5)	7/14/2022	2,913,799	2,907,408	2,888,158
NGS US Finco, LLC	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	10/1/2025	2,985,000	2,971,891	2,931,568
Northern Star Industries, Inc.	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 6.25%, 1.00% LIBOR Floor(2)	3/28/2025	4,196,875	4,179,570	3,994,166
Nuvei Technologies Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(4)	9/29/2025	5,390,302	5,351,640	5,180,619
Nuvei Technologies Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Delayed Draw Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(4)	9/29/2025	1,327,196	1,317,676	1,266,387
Offen, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(4)	6/21/2026	3,672,566	3,635,841	3,622,566
Peraton Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)(5)	4/29/2024	3,415,152	3,403,323	3,278,204
PetroChoice Holdings, Inc.	Chemicals, Plastics and Rubber	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	8/19/2022	6,858,604	6,840,848	6,818,138
Phoenix Guarantor Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	3/5/2026	4,975,000	4,909,917	4,949,627

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
Plaskolite PPC Intermediate II LLC	Chemicals, Plastics and Rubber	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(4)	12/15/2025	3,233,750	3,174,954	3,204,000
Port Townsend Holdings Company, Inc.	Forest Products & Paper	Senior Secured First Lien Term Loan LIBOR + 4.50%(5)	4/3/2024	3,049,523	3,025,107	3,012,624
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	11/30/2023	4,412,542	4,125,286	4,125,286
PT Network, LLC	Healthcare & Pharmaceuticals	Class C Common Stock		—	—	—
PVHC Holding Corp	Containers, Packaging and Glass	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(2)	8/5/2024	1,977,331	1,968,839	1,940,229
Quartz Holding Inc	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	4/2/2026	6,000,000	5,976,488	5,970,000
Recorded Books Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(4)(5)	8/29/2025	5,458,750	5,410,428	5,458,750
Rough Country, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 4.50%(4)	5/25/2023	4,993,321	4,975,885	4,912,430
Safe Fleet Holdings LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 3.00%, 1.00% LIBOR Floor(2)	2/3/2025	3,431,562	3,424,597	3,337,538
Safe Fleet Holdings LLC	Automotive	Senior Secured First Lien Delayed Draw Term Loan LIBOR + 3.00%, 1.00% LIBOR Floor(2)	2/3/2025	1,339,253	1,294,133	1,303,227
Salient CRGT Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.75%, 1.00% LIBOR Floor(2)	2/28/2022	4,440,476	4,392,712	4,240,211
SCS Holdings I Inc.	Wholesale	Senior Secured First Lien Term Loan LIBOR + 5.75%, 1.00% LIBOR Floor(2)	10/31/2022	4,695,448	4,679,773	4,671,971
Shift4 Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	11/29/2024	9,850,000	9,811,793	9,850,000
Sierra Enterprises, LLC	Beverage & Food	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	11/11/2024	3,928,939	3,919,082	3,889,650
Simplified Logistics, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 3.50%, 1.00% LIBOR Floor(2)	2/27/2022	3,491,250	3,410,977	3,491,250
SMB Shipping Logistics, LLC	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 6.50%, 1.00% LIBOR Floor(4)	2/5/2024	2,472,131	2,451,528	2,447,410
Starfish Holdco, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 4.00%, 1.00% LIBOR Floor(4)	8/16/2024	3,925,362	3,899,973	3,904,558
Syniverse Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	3/9/2023	3,945,038	3,915,738	3,621,545
The Imagine Group, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(2)	6/21/2022	7,820,000	7,773,063	6,437,424
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(2)	5/28/2021	4,359,998	4,359,998	4,324,682

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
ThoughtWorks, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	10/11/2024	6,691,842	6,675,422	6,681,135
Tortoise Borrower LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(2)	1/31/2025	2,444,062	2,434,280	2,414,734
United Road Services, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 4.00%, 1.00% LIBOR Floor(2)	9/2/2024	3,790,000	3,775,660	3,790,000
Wok Holdings Inc.	Retail	Senior Secured First Lien Term Loan LIBOR + 3.50%, 1.00% LIBOR Floor(2)	3/1/2026	6,633,375	6,578,153	6,394,574
Wrench Group LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(2)	4/30/2026	2,231,250	2,213,135	2,231,250
Xebec Global Holdings, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(2)	2/12/2024	8,155,125	8,155,125	8,083,360
Z Medica, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.50%(4)	9/29/2022	2,647,500	2,647,500	2,574,429
Total				$274,383,740	$272,312,609	$265,411,129

____________

(1)      Represents the fair value in accordance with ASC 820 as determined by the board of managers of Sierra JV. The approval of the fair value of the portfolio investments held by Sierra JV is not included in the valuation process of the Company’s board of directors described elsewhere herein. All securities are categorized as Level 3 under the definition of ASC 820 fair value hierarchy

(2)      The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at June 30, 2019 was 2.40%. The interest rate is subject to a minimum LIBOR floor.

(3)      The interest rate on these loans is subject to a base rate plus 2 Month (“2M”) LIBOR, which at June 30, 2019 was 2.33%. The interest rate is subject to a minimum LIBOR floor.

(4)      The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at June 30, 2019 was 2.32%. The interest rate is subject to a minimum LIBOR floor.

(5)      Includes an analysis of the value of any unfunded loan commitments.

The following is a listing of the individual investments in Sierra JV’s portfolio as of December 31, 2018:

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
4Over International, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(2)	6/7/2022	$11,058,000	$11,058,000	$10,803,667
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	11/22/2023	5,391,750	5,406,210	5,275,288
Avantor, Inc.	Wholesale	Senior Secured First Lien Term Loan LIBOR + 3.75%, 1.00% LIBOR Floor(2)	11/22/2024	5,694,738	5,640,336	5,505,104
BW NHHC Holdco Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 3.75%, 1.00% LIBOR Floor(2)	5/15/2025	5,221,132	5,147,587	5,081,727
Cardenas Markets LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 5.75%, 1.00% LIBOR Floor(2)	11/29/2023	6,370,000	6,325,291	6,240,689
CD&R TZ Purchaser, Inc.	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	7/21/2023	6,350,272	6,287,883	6,094,356
CHA Consulting, Inc.	Construction & Building	Senior Secured First Lien Term Loans LIBOR + 4.50%, 1.00% LIBOR Floor(4)(6)	4/10/2025	1,364,384	1,358,254	1,360,973

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.50%(4)(6)	10/4/2024	9,907,386	9,886,903	9,808,312
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	12/1/2021	4,164,266	4,077,669	3,918,573
Deliver Buyer, Inc.	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(2)	5/1/2024	530,639	529,418	530,640
Elite Comfort Solutions LLC.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.50%, 1.00% LIBOR Floor(4)	1/15/2021	9,053,081	9,053,081	9,053,081
Envision Healthcare Corporation	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 3.75%, 1.00% LIBOR Floor(4)	10/10/2025	1,975,000	1,903,861	1,903,505
GC EOS Buyer, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	8/1/2025	2,182,031	2,161,444	2,138,391
GK Holdings, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	1/20/2021	3,947,067	3,937,323	3,550,387
Glass Mountain Pipeline Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(4)	12/23/2024	4,937,686	4,921,803	4,886,336
Golden West Packaging Group LLC	Forest Products & Paper	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(2)	6/20/2023	7,227,034	7,227,034	7,227,034
High Ridge Brands Co.	Consumer Goods - Non-Durable	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	6/30/2022	3,046,875	3,019,176	2,808,914
Highline Aftermarket Acquisitions, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 3.50%, 1.00% LIBOR Floor(2)	4/26/2025	4,097,059	4,084,725	3,976,605
InfoGroup, Inc	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(4)	4/3/2023	4,912,500	4,877,385	4,843,725
Intermedia Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(4)	7/21/2025	4,000,000	3,962,225	3,992,000
Isagenix International, LLC	Wholesale	Senior Secured First Lien Term Loans LIBOR + 5.75%, 1.00% LIBOR Floor(4)	6/16/2025	2,900,624	2,885,432	2,864,077
Jackson Hewitt Tax Services Inc.	Services: Consumer	Senior Secured First Lien Term Loans LIBOR + 6.25%, 1.00% LIBOR Floor(2)	4/20/2023	5,962,500	5,962,500	5,962,500
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	5/1/2024	6,209,863	6,120,389	6,149,006
KNB Holdings Corporation	Consumer Goods: Durable	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	4/26/2024	4,967,510	4,891,868	4,868,159
LifeMiles Ltd.	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	8/18/2022	5,272,436	5,251,526	5,289,835
Loparex International B.V.	Containers, Packaging & Glass	Senior Secured First Lien Term Loans LIBOR + 4.25%, 1.00% LIBOR Floor(4)	4/11/2025	6,633,333	6,603,510	6,600,167
Manna Pro Products, LLC	Consumer Goods - Non-Durable	Senior Secured First Lien Term Loan LIBOR + 6.00%, 1.00% LIBOR Floor(2)(6)	12/8/2023	3,428,668	3,428,668	3,346,036

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
Midcoast Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	8/1/2025	5,486,250	5,434,568	5,321,663
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.25%, 1.00% LIBOR Floor(2)	7/14/2022	3,539,854	3,530,822	3,522,155
NGS US Finco, LLC	Capital Equipment	Senior Secured First Lien Term Loans LIBOR + 4.25%, 1.00% LIBOR Floor(4)	10/1/2025	3,000,000	2,985,602	2,985,000
Northern Star Industries, Inc.	Capital Equipment	Senior Secured First Lien Term Loans LIBOR + 4.75%, 1.00% LIBOR Floor(4)	3/28/2025	4,218,125	4,199,230	4,098,330
Nuvei Technologies Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	9/29/2025	6,394,823	6,342,533	6,330,876
Peraton Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(4)	4/29/2024	3,432,576	3,419,467	3,374,908
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(4)	8/19/2022	6,894,231	6,874,605	6,830,803
Plaskolite PPC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(4)	12/13/2025	3,250,000	3,185,563	3,185,000
Port Townsend Holdings Company, Inc.	Forest Products & Paper	Senior Secured First Lien Term Loans LIBOR + 4.75%, 1.00% LIBOR Floor(2)	4/3/2024	3,064,886	3,037,794	3,064,886
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	11/30/2021	4,412,544	4,412,543	4,321,203
PVHC Holding Corp.	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(4)(6)	8/3/2024	1,987,293	1,977,928	1,977,356
Recorded Books, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan LIBOR + 4.50%(4)	8/29/2025	5,486,250	5,433,782	5,431,388
Rough Country, LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 3.75%, 1.00% LIBOR Floor(2)	5/25/2023	6,079,627	6,055,700	6,018,830
Safe Fleet Holdings LLC	Automotive	Senior Secured First Lien Term Loan LIBOR + 3.00%, 1.00% LIBOR Floor(2)	2/3/2025	5,930,218	5,855,223	5,803,337
Salient CRGT Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.75%, 1.00% LIBOR Floor(2)	2/28/2022	4,502,976	4,445,538	4,528,643
SCS Holdings I Inc. (Sirius Computer)	Wholesale	Senior Secured First Lien Term Loan LIBOR + 4.25%, 1.00% LIBOR Floor(2)	10/31/2022	5,062,626	5,043,215	5,006,432
Shift4 Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	11/29/2024	9,900,000	9,858,087	9,764,370
Sierra Enterprises, LLC	Beverage & Food	Senior Secured First Lien Term Loans LIBOR + 3.50%, 1.00% LIBOR Floor(2)	11/11/2024	5,198,833	5,184,552	5,133,328
SMB Shipping Logisitics, LLC	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 4.00%, 1.00% LIBOR Floor(4)	2/5/2024	2,487,342	2,464,380	2,474,905
Starfish Holdco, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 4.50%, 1.00% LIBOR Floor(2)	8/16/2024	3,945,138	3,917,156	3,891,878

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
Syniverse Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.00%, 1.00% LIBOR Floor(2)	3/9/2023	3,965,013	3,931,611	3,752,488
The Imagine Group LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(2)	6/21/2022	7,860,000	7,804,967	7,327,092
The KeyW Corporation	Aerospace and Defense	Senior Secured First Lien Term Loans LIBOR + 4.50%, 1.00% LIBOR Floor(2)	5/8/2024	2,697,675	2,685,199	2,684,186
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan LIBOR + 4.75%, 1.00% LIBOR Floor(2)	5/28/2021	4,382,706	4,382,706	4,376,570
ThoughtWorks, Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 4.00%, 1.00% LIBOR Floor(2)(6)	10/11/2024	5,723,121	5,710,431	5,652,726
Tortoise Borrower LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 3.50%, 1.00% LIBOR Floor(2)	1/31/2025	2,456,437	2,445,734	2,456,438
United Road Services, Inc	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 5.25%, 1.00% LIBOR Floor(2)	9/2/2024	3,850,000	3,834,040	3,826,900
Valence Surface Technologies, Inc.	Aerospace and Defense	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	6/13/2021	6,272,913	6,269,062	6,272,913
Xebec Global Holdings, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	2/12/2024	8,196,417	8,196,417	8,196,417
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.50%, 1.00% LIBOR Floor(4)(7)	10/8/2021	4,924,527	4,924,527	2,861,642
Z-Medica, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 5.50%, 1.00% LIBOR Floor(4)	9/29/2022	2,662,500	2,662,500	2,616,704
Total				$284,070,735	$282,514,983	$277,168,454

____________

(1)      Represents the fair value in accordance with ASC 820 as determined by the board of managers of Sierra JV. The approval of the fair value of the portfolio investments held by Sierra JV is not included in the valuation process of the Company’s board of directors described elsewhere herein.

(2)      The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at December 31, 2018 was 2.50%.

(3)      The interest rate on these loans is subject to a base rate plus 2 Month (“2M”) LIBOR, which at December 31, 2018 was 261%.

(4)      The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at December 31, 2018 was 2.81%.

(5)      The interest rate on these loans is subject to a base rate plus 6 Month (“6M”) LIBOR, which at December 31, 2018 was 2.88%.

(6)      The interest rate on these loans is subject to a base rate plus 12 Month (“12M”) LIBOR, which at December 31, 2018 was 2.93%.

(7)      The investment was on non-accrual status as of December 31, 2018.

(8)      Par amount includes accumulated paid-in-kind (“PIK”) interest and is net of repayments.

(9)      The interest rate on these loans is subject to an adjusted base rate (“ABR”) plus a spread.

(10)    Includes an analysis of the value of any unfunded loan commitments.

(11)    Security is non-income producing.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Below is certain summarized financial information for the Sierra JV as of June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019 and 2018.

	June 30, 2019	December 31, 2018
	(unaudited)
Selected Consolidated Statement of Assets and Liabilities Information:
Investments in loans at fair value (amortized cost of $272,312,609 and $257,831,412, respectively)	$265,411,129	$277,168,454
Cash and cash equivalents	29,540,400	20,494,190
Other assets	987,884	1,781,149
Total assets	$295,939,413	$299,443,793
Senior credit facility payable (net of deferred financing costs of $2,145,426 and $1,599,958, respectively)	202,754,574	203,300,042
Other liabilities	885,395	953,352
Interest payable	4,034,506	411,102
Total liabilities	$207,674,475	$204,664,496
Members’ capital	88,264,938	94,779,297
Total liabilities and members’ capital	$295,939,413	$299,443,793
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Selected Consolidated Statement of Operations Information:
Total investment income	$5,426,634	$5,116,742	$11,025,448	$9,730,431
Total expenses	(3,218,553)	(2,846,810)	(6,412,699)	(5,353,116)
Net change in unrealized appreciation/(depreciation) of investments	539,007	(2,274,324)	(1,554,951)	(2,786,848)
Net realized gain/(loss) on investments	(4,836,350)	339,249	(4,772,156)	548,056
Net income	$(2,089,262)	$334,857	$(1,714,358)	$2,138,523

In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, the Company must determine which of its unconsolidated Control Investments, if any, are considered “significant subsidiaries.” In evaluating these investments, there are three tests utilized to determine if any Controlled Investments are considered significant subsidiaries: the investment test, the asset test and the income test. Rule 3-09 of Regulation S-X requires the Company to include separate audited financial statements of any unconsolidated majority-owned subsidiary (Control Investments in which the Company owns greater than 50% of the voting securities) in an annual report if any of the three tests exceed 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information of Control Investments in an annual report if any of the three tests exceeds 10%, and summarized financial information in a quarterly report if any of the three tests exceeds 20% pursuant to Rule 10-01(b)(1) of Regulation S-X.

As of June 30, 2019, excluding Sierra JV, the Company had no single Control Investment which would be deemed to be a significant subsidiary pursuant to Rule 10-01(b)(1) of Regulation S-X.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 4. Fair Value Measurements

The Company follows ASC 820 for measuring the fair value of portfolio investments. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Financial investments recorded at fair value in the consolidated financial statements are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the investment as of the measurement date. The three levels are defined as follows. Investments which are valued using NAV as a practical expedient are excluded from this hierarchy:

•        Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities at the measurement date.

•        Level 2 — Valuations based on inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable at the measurement date. This category includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in non-active markets including actionable bids from third parties for privately held assets or liabilities, and observable inputs other than quoted prices such as yield curves and forward currency rates that are entered directly into valuation models to determine the value of derivatives or other assets or liabilities.

•        Level 3 — Valuations based on inputs that are unobservable and where there is little, if any, market activity at the measurement date. The inputs for the determination of fair value may require significant management judgment or estimation and is based upon management’s assessment of the assumptions that market participants would use in pricing the assets or liabilities. These investments include debt and equity investments in private companies or assets valued using the Market or Income Approach and may involve pricing models whose inputs require significant judgment or estimation because of the absence of any meaningful current market data for identical or similar investments. The inputs in these valuations may include, but are not limited to, capitalization and discount rates, beta and Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence.

In addition to using the above inputs in investment valuations, the Company employs the valuation policy approved by the board of directors that is consistent with ASC 820 (see Note 2). Consistent with the Company’s valuation policy, the Company evaluates the source of inputs, including any markets in which the Company’s investments are trading, in determining fair value.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 4. Fair Value Measurements (cont.)

The following table presents the fair value measurements of the Company’s total investments, by major class according to the fair value hierarchy, as of June 30, 2019:

Type of Investment(1)	Level 1	Level 2	Level 3	Total
Asset
Senior secured first lien term loans	$—	$—	$401,886,948	$401,886,948
Senior secured first lien notes	—	—	30,106,400	30,106,400
Senior secured second lien term loans	—	—	149,900,159	149,900,159
Subordinated notes	—	—	67,042,643	67,042,643
Equity/warrants	35,647,826	—	38,437,243	74,085,069
Total	$35,647,826	$—	$687,373,393	$723,021,219
Investments measured at net asset value				$82,000,812
Total Investments, at fair value				$805,022,031

____________

(1)      Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amount presented in the Consolidated Statements of Assets and Liabilities.

The following table presents the fair value measurements of the Company’s total investments, by major class according to the fair value hierarchy, as of December 31, 2018:

Type of Investment(1)	Level 1	Level 2	Level 3	Total
Asset
Senior secured first lien term loans	$—	$—	$479,593,279	$479,593,279
Senior secured first lien notes	—	4,742,100	30,752,993	35,495,093
Senior secured second lien term loans	—	—	169,923,547	169,923,547
Subordinated notes	—	—	66,187,857	66,187,857
Equity/warrants	—	—	75,480,034	75,480,034
Total	$—	$4,742,100	$821,937,710	$826,679,810
Investments measured at net asset value				$96,800,952
Total Investments, at fair value				$923,480,762

____________

(1)      Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amount presented in the Consolidated Statements of Assets and Liabilities.

Derivative Instrument-Long Exposure	Level 1	Level 2	Level 3	Total
Asset/(Liability)
Unrealized depreciation on TRS with Citibank, N.A.	$—	$—	$(6,524,904)	$(6,524,904)

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 4. Fair Value Measurements (cont.)

The following table provides a reconciliation of the beginning and ending balances for total investments that use Level 3 inputs for the six months ended June 30, 2019:

	Senior Secured First Lien Term Loans	Senior Secured First Lien Notes	Senior Secured Second Lien Term Loans	Subordinated Notes	Equity/ Warrants	Total Return Swap	Total
Balance, December 31, 2018	$479,593,279	$30,752,993	$169,923,547	$66,187,857	$75,480,034	$(6,524,904)	$815,412,806
Purchases	68,000,324	—	9,125,119	7,377,980	878,844	—	85,382,267
Sales	(110,922,355)	(271,250)	(24,485,036)	(9,784,347)	(52,396,821)	—	(197,859,809)
Transfers in	—	—	—	—	—	—	—
Transfers out	—	—	—	—	—	—	—
Amortization of discount/(premium)	744,007	—	340,534	—	—	—	1,084,541
Paid-in-kind interest income	1,610,062	—	1,111,867	—	—	—	2,721,929
Net realized gains/(losses)	(27,130,599)	(1,728,750)	124,586	(1,981,643)	15,910,217	—	(14,806,189)
Net change in unrealized appreciation/(depreciation)	(10,007,770)	1,353,407	(6,240,458)	5,242,796	(1,435,031)	6,524,904	(4,562,152)
Balance, June 30, 2019	$401,886,948	$30,106,400	$149,900,159	$67,042,643	$38,437,243	$—	$687,373,393
Change in net unrealized appreciation/ (depreciation) in investments held as of June 30, 2019(1)	$(30,084,046)	$216,808	$(6,777,748)	$2,359,670	$2,600,264	$—	$(31,685,052)

____________

(1)      Amount is included in the related amount on investments and total return swap in the Consolidated Statements of Operations.

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the six months ended June 30, 2019, the Company recorded no transfers from Level 3 to Level 2 and no transfers from Level 2 to Level 3 due to availability of market data and observable valuation inputs to support the valuation. The Company recorded no other transfers between levels.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 4. Fair Value Measurements (cont.)

The following table provides a reconciliation of the beginning and ending balances for total investments that use Level 3 inputs for the six months ended June 30, 2018:

	Senior Secured First Lien Term Loans	Senior Secured First Lien Notes	Senior Secured Second Lien Term Loans	Subordinated Notes	Equity/ Warrants	Total Return Swap	Total
Balance, December 31, 2017	$567,414,544	$30,270,881	$231,837,617	$74,341,285	$65,754,315	$(5,354,868)	$964,263,774
Purchases	84,961,422	3,379,999	5,361,078	10,012,005	16,759,809	—	120,474,313
Sales	(116,967,171)	(1,893,250)	(42,714,040)	(5,045,736)	(606,000)	—	(167,226,197)
Transfers in	—	—	—	—	—	—	—
Transfers out	—	(1,776,200)	—	—	—	—	(1,776,200)
Amortization of discount/(premium)	645,745	—	353,124	—	—	—	998,869
Paid-in-kind interest income	867,382	—	576,517	—	—	—	1,443,899
Net realized gains/(losses)	(13,247,566)	(106,750)	(18,393,588)	436,466	—	—	(31,311,438)
Net change in unrealized appreciation/(depreciation)	(12,658,223)	709,878	16,587,352	(1,324,510)	(1,990,523)	2,634,655	3,958,629
Balance, June 30, 2018	$511,016,133	$30,584,558	$193,608,060	$78,419,510	$79,917,601	$(2,720,213)	$890,825,649
Change in net unrealized appreciation/(depreciation) in investments held as of June 30, 2018(1)	$(12,658,223)	$709,878	$16,587,352	$(1,324,510)	$(1,990,523)	$2,634,655	$3,958,629

____________

(1)      Amount is included in the related amount on investments and total return swap in the Consolidated Statements of Operations.

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the six months ended June 30, 2018, the Company recorded $1,776,200 in transfers from Level 3 to Level 2 and $0 in transfers from Level 2 to Level 3 due to availability of market data and observable valuation inputs to support the valuation. The Company recorded no other transfers between levels.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 4. Fair Value Measurements (cont.)

The following table presents the quantitative information about Level 3 fair value measurements of the Company’s total investments, as of June 30, 2019:

Type of Investment	Fair Value	Valuation techniques	Unobservable input(1)	Range (weighted average)
Senior Secured First Lien Term Loan	$299,891,500	Income Approach (DCF)	Market yield	6.47% - 17.19% (9.87%)
Senior Secured First Lien Term Loan	25,565,838	Market Approach (Guideline Comparable)/Income Approach (DCF)/Enterprise Valuation Analysis	Revenue Multiple, EBITDA Multiple, Discount Rate	1.35x - 1.35x (1.35x) / 3.50x-7.50x (6.16x) / 17.00% - 18.50% (17.29%)
Senior Secured First Lien Term Loan	76,429,611	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured First Lien Notes	30,106,400	Income Approach (DCF)	Market Yield	11.56% - 20.77% (13.26%)
Senior Secured Second Lien Term Loan	143,099,921	Income Approach (DCF)	Market yield	8.35% - 20.78% (12.50%)
Senior Secured Second Lien Term Loan	6,800,238	Market Approach (Guideline Comparable)/Income Approach (DCF)	EBITDA Multiple, Discount Rate	6.00x - 7.00x (6.50x) / 17.50% - 19.50% (18.50%)
Equity/warrants	34,354,637	Market Approach (Guideline Comparable)/Market Approach (Comparable Transactions)/ Income Approach (DCF)/Enterprise Valuation Analysis	Revenue Multiple, EBITDA Multiple, Discount Rate, Capitalization Rate, Book Value Multiple, Expected Proceeds	1.35x - 1.35x (1.35x) / 3.50x-9.50x (6.06x) / 17.00% - 21.25% 18.00%) / 7.63% - 8.50% (8.22%) / 1.25x - 1.25x (1.25x) / $1.2M - $1.2M ($1.2M)
Equity/warrants	4,082,606	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Subordinated Notes	65,829,342	Income Approach (DCF)	Discount Rate	9.20% - 22.50% (18.06%)
Subordinated Notes	952,381	Market Approach (Guideline Comparable)	EBITDA Multiple	7.00x - 8.00x (7.50x)
Subordinated Notes	260,919	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Total	$687,373,393

____________

(1)      Represents the method used when the Company has determined that market participants would use such inputs when measuring the fair value of these investments.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 4. Fair Value Measurements (cont.)

The following table presents the quantitative information about Level 3 fair value measurements of the Company’s total investments, as of December 31, 2018:

Type of Investment	Fair Value	Valuation techniques	Unobservable input(1)	Range (weighted average)
Senior Secured First Lien Term Loan	$264,976,095	Income Approach (DCF)	Market yield	7.69% - 17.93% (10.66%)
Senior Secured First Lien Term Loan	87,515,822	Market Approach (Guideline Comparable)/Income Approach (DCF)/Enterprise Valuation Analysis	Revenue Multiple, EBITDA Multiple, Discount Rate, Expected Proceeds	1.35x - 1.35x (1.35x) / 3.50x-7.50x (6.14x) / 16.25% - 18.50% (17.34%) / $0.0M - $102.5M ($32.1M)
Senior Secured First Lien Term Loan	128,053,745	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured First Lien Notes	30,752,993	Income Approach (DCF)	Market yield	12.31% - 28.86% (15.10%)
Senior Secured Second Lien Term Loan	153,447,349	Income Approach (DCF)	Market yield	9.34% - 17.63% (11.86%)
Senior Secured Second Lien Term Loan	9,776,992	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured Second Lien Term Loan	6,699,206	Market Approach (Guideline Comparable)/Income Approach (DCF)	EBITDA Multiple, Discount Rate	5.00x - 6.00x (5.50x) / 17.50% - 19.50% (18.50%)
Equity/warrants	46,183,711	Market Approach (Guideline Comparable)/Market Approach (Comparable Transactions)/ Option Model/Income Approach (DCF)/ Enterprise Valuation Analysis	Revenue Multiple, EBITDA Multiple, Book Value Multiple, Discount Rate, Volatility , Average List Price, Expected Proceeds	1.35x - 1.35x (1.35x) / 3.50x-13.50x (8.52x) / 12.50% - 21.25% (20.02%) / 50.00% - 50.00% (50.00%) / $1.1M - $1.1M ($1.1M) / 7.63% - 8.50% (8.25%) / 1.25x - 1.25x (1.25x) / $1.2M - $86.0M ($1.2M)
Equity/warrants	2,000,000	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Equity/warrants	27,296,321	Income Approach (DCF)	Market yield	13.31% - 18.90% (14.47%)
Subordinated Notes	63,437,676	Income Approach (DCF)	Discount rate	13.00% - 25.00% (18.46%)
Subordinated Notes	1,797,800	Income Approach (DCF)	Market yield	9.30%
Total	$821,937,710
TRS	(6,524,904)	Income Approach (DCF)	Market yield	6.65% - 16.85% (9.39%)
Total	$815,412,806

____________

(1)      Represents the method used when the Company has determined that market participants would use such inputs when measuring the fair value of these investments.

The significant unobservable inputs used in the fair value measurement of the Company’s debt and derivative investments are market yields. The significant unobservable inputs used in the fair value measurement of the Company’s equity/warrants investments are comparable company multiples of revenue or EBITDA for the latest twelve months (“LTM”), next twelve months (“NTM”) or a reasonable period a market participant would consider. Increases or decreases in any of the above significant unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 5. Total Return Swap

On August 27, 2013, the Company, through its wholly-owned financing subsidiary, Arbor, entered into a TRS with Citibank, N.A. (“Citibank”) that is indexed to a basket of loans.

The TRS with Citibank enables Arbor to obtain the economic benefit of the loans underlying the TRS, despite the fact that such loans will not be directly held or otherwise owned by Arbor, in return for an interest-type payment to Citibank.

SIC Advisors acts as the investment manager of Arbor and has discretion over the composition of the basket of loans underlying the TRS. The terms of the TRS are governed by an ISDA 2002 Master Agreement, the Schedule thereto and Credit Support Annex to such Schedule, and the Confirmation exchanged thereunder, between Arbor and Citibank, which collectively establish the TRS, and are collectively referred to herein as the “TRS Agreement”. On March 21, 2014, Arbor amended and restated its Confirmation Letter Agreement (the “Amended Confirmation Agreement”) with Citibank. The Amended Confirmation Agreement increased the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $100 million to $200 million, and increased the interest rate payable to Citibank from LIBOR plus 1.30% per annum to LIBOR plus 1.35% per annum. On July 23, 2014, Arbor entered into the Second Amended and Restated Confirmation Letter Agreement with Citibank to increase the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $200 million to $350 million. On June 8, 2015, Arbor entered into the Third Amended and Restated Confirmation Letter Agreement with Citibank to decrease the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $350 million to $300 million. On March 21, 2016, Arbor entered into the Fourth Amended and Restated Confirmation Letter Agreement (the “Fourth Amended Confirmation Agreement”) with Citibank to extend the term of the TRS from March 21, 2016 through March 21, 2019 and increase the interest rate payable to Citibank from LIBOR plus 1.35% per annum to LIBOR plus 1.65% per annum. On September 29, 2017, Arbor entered into the Fifth Amended and Restated Confirmation Letter Agreement (the “Fifth Amended Confirmation Agreement”) with Citibank to reduce the maximum portfolio notional (determined at the time each such loan becomes subject to the TRS) from $300,000,000 to $180,000,000, through incremental reductions of $60,000,000 on October 3, 2017 and $20,000,000 on each of November 3, 2017, December 3, 2017 and January 3, 2018. The Fifth Amended Confirmation Agreement also decreased the interest rate payable to Citibank from LIBOR plus 1.65% per annum to LIBOR plus 1.60% per annum.

Pursuant to the terms of the TRS Agreement, as amended and subject to conditions customary for transactions of this nature, Arbor may select a portfolio of loans with a maximum market value (determined at the time each such loan becomes subject to the TRS) of $180 million, subject to the Fifth Amended Confirmation Agreement, which is also referred to as the maximum notional amount of the TRS. Arbor receives from Citibank a periodic payment on set dates that is based upon any coupons, both earned and accrued, generated by the loans underlying the TRS, subject to limitations described in the TRS Agreement as well as any fees associated with the loans included in the portfolio. Arbor pays to Citibank interest at a rate equal to one-month LIBOR plus 1.60% per annum. In addition, upon the termination or repayment of any loan subject to the TRS, Arbor either receives from Citibank the appreciation in the value of such loan, or pays to Citibank any depreciation in the value of such loan.

SIC Advisors may terminate the TRS on behalf of Arbor at any time upon providing 10 days prior notice to Citibank. Citibank may terminate the TRS at any time.

Arbor is required to pay a minimum usage fee in connection with the TRS of 1.60% on the amount equal to 85% of the average daily unused portion of the maximum amount permitted under the TRS. Such minimum usage fee will not apply during the first 365 days and last 60 days of the term of the TRS. Arbor will also pay Citibank customary fees in connection with the establishment and maintenance of the TRS. During the three and six months ended June 30, 2019 and 2018, Arbor paid no minimum usage fees.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 5. Total Return Swap (cont.)

Arbor is required to initially cash collateralize a specified percentage of each loan (generally 20% to 30% of the market value of such loan) included under the TRS in accordance with margin requirements described in the TRS Agreement. As of June 30, 2019 and December 31, 2018, Arbor has posted $1,208 and $27,000,000, respectively, in collateral to Citibank in relation to the TRS which is recorded on the Consolidated Statements of Assets and Liabilities as cash collateral on TRS. Arbor is restricted from removing the cash collateral posted to Citibank and may be required to post additional collateral from time to time as a result of a decline in the mark-to-market value of the portfolio of loans subject to the TRS. The obligations of Arbor under the TRS Agreement are non-recourse to the Company and the Company’s exposure under the TRS Agreement is limited to the value of the Company’s investment in Arbor, which generally equals the value of cash collateral provided by Arbor under the TRS Agreement.

In connection with the TRS, Arbor has made customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. In addition to customary events of default and termination events included in the form ISDA 2002 Master Agreement, the TRS Agreement contains the following termination events: (a) a failure to satisfy the portfolio criteria for at least 30 days; (b) a failure to post initial cash collateral or additional collateral as required by the TRS Agreement; (c) a default by Arbor or the Company with respect to indebtedness in an amount equal to or greater than the lesser of $10,000,000 and 2% of the Company’s NAV at such time; (d) a merger of Arbor or the Company meeting certain criteria; (e) the Company or Arbor amending their respective constituent documents to alter their investment strategy in a manner that has or could reasonably be expected to have a material adverse effect; and (f) SIC Advisors ceasing to be the investment manager of Arbor or to have authority to enter into transactions under the TRS Agreement on behalf of Arbor, and not being replaced by an entity reasonably acceptable to Citibank. As of June 30, 2019 and December 31, 2018, the Company did not have any derivatives with contingent features in net liability positions; therefore, if a trigger event had occurred, no amount would have been required to be posted by the Company.

The Company’s maximum credit risk exposure as of June 30, 2019 and December 31, 2018 is $5,492 and $27,113,252, respectively, which is recorded on the Consolidated Statements of Assets and Liabilities as cash collateral on TRS and receivable due on TRS.

The Company’s receivable from Citibank represents realized amounts from payments on underlying loans in the TRS portfolio that as of June 30, 2019 and December 31, 2018 was $4,284 and $113,252, respectively, which is recorded on the Consolidated Statements of Assets and Liabilities as receivable due on total return swap. The Company does not offset collateral posted in relation to the TRS with any unrealized appreciation or depreciation outstanding in the Consolidated Statements of Assets and Liabilities as of June 30, 2019 and December 31, 2018.

Transactions in TRS contracts during the three and six months ended June 30, 2019 and 2018 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Interest income and settlement from TRS portfolio	$(103,503)	$1,222,320	$(9,632,904)	$2,659,675
Traded gains/(loss) on TRS loan sales	(43,278)	(2,265,995)	309,388	(2,224,728)
Net realized gains/(loss) on TRS portfolio	$(146,781)	$(1,043,675)	$(9,323,516)	$434,947
Net change in unrealized appreciation/(depreciation) on TRS portfolio	$(144,311)	$(306,714)	$6,524,904	$2,634,655

The Company held one derivative position as of June 30, 2019 and December 31, 2018, subject to a Master Agreement (“MA”). The following table represents the Company’s gross and net amounts after offset under the MA, of the derivative assets and liabilities presented by derivative type net of the related collateral pledged by the Company as of June 30, 2019 and December 31, 2018:

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 5. Total Return Swap (cont.)

	Gross Derivative Assets/ (Liabilities) Subject to MA	Derivative Amount Available for Offset	Net Amount Presented in the Consolidated Statements of Assets and Liabilities	Cash Collateral Posted(1)	Net Amount of Derivative Assets/ (Liabilities)
June 30, 2019
TRS(1)(2)	$—	$—	$—	$—	$—
December 31, 2018
TRS(1)	$(6,524,904)	$—	$(6,524,904)	$6,524,904	$—

____________

(1)      As of June 30, 2019 and December 31, 2018, $1,208 and $27,000,000, respectively, of cash was posted for initial margin requirements for the TRS as reported on the Consolidated Statements of Assets and Liabilities as cash collateral on TRS.

(2)      As of June 30, 2019, there were no loans underlying the TRS.

The volume of the Company’s derivative transactions for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Average notional amount of contracts(1)	$—	$168,753,875	$30,563,576	$170,174,081

____________

(1)      Average notional amount is based on the average month end balances for the three and six months ended June 30, 2019 and 2018, which is representative of the volume of notional contract amounts held during each year.

Note 6. Borrowings

The following table shows the Company’s outstanding debt as of June 30, 2019 and December 31, 2018:

	June 30, 2019			December 31, 2018
	Total Commitment	Balance Outstanding	Unused Commitment	Total Commitment	Balance Outstanding	Unused Commitment
ING Credit Facility	$220,000,000	$88,100,000	$131,900,000	$220,000,000	$115,000,000	$105,000,000
Alpine Credit Facility	300,000,000	240,000,000	60,000,000	300,000,000	240,000,000	60,000,000
Total before deferred financing costs	520,000,000	328,100,000	191,900,000	520,000,000	355,000,000	165,000,000
Unamortized deferred financing costs	—	(2,631,660)	—	—	(3,460,986)	—
Total borrowings outstanding, net of deferred financing costs	$520,000,000	$325,468,340	$191,900,000	$520,000,000	$351,539,014	$165,000,000

As a BDC, the Company is generally allowed to employ leverage to the extent that its asset coverage, as defined in the 1940 Act, equals at least 200% (or 150% if certain requirements under the 1940 Act are met) after giving effect to such leverage. The amount of leverage that the Company employs at any time depends on its assessment of the market and other factors at the time of any proposed borrowing.

The fair value of the Company’s debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s margin borrowings are estimated based upon market interest rates for its own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. The Company’s debt obligation is recorded at its carrying value, which approximates fair value.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 6. Borrowings (cont.)

ING Credit Facility

On August 12, 2016, the Company amended its existing senior secured syndicated revolving credit facility (the “ING Credit Facility”) pursuant to a Senior Secured Revolving Credit Agreement (the “Revolving Credit Agreement”) with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent. The ING Credit Facility matures on August 12, 2020 and is secured by substantially all of the Company’s assets, subject to certain exclusions as further set forth in an Amended and Restated Guarantee, Pledge and Security Agreement (the “Security Agreement”) entered into in connection with the Revolving Credit Agreement, among the Company, the subsidiary guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent. The ING Credit Facility also includes usual and customary representations, covenants and events of default for senior secured revolving credit facilities of this nature. On February 13, 2015, commitments to the ING credit facility were expanded from $150,000,000 to $170,000.000. On August 12, 2016, commitments to the ING credit facility were expanded from $170,000,000 to $175,000,000. On April 20, 2017, commitments to the ING Credit Facility were expanded from $175,000,000 to $220,000,000. On February 8, 2019, we amended our ING Credit Facility, among other things, to permit the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement.

The ING Credit Facility allows for the Company, at its option, to borrow money at a rate of either (i) an alternate base rate plus 1.50% per annum or (ii) LIBOR plus 2.50% per annum. The interest rate margins are subject to certain step-downs upon the satisfaction of certain conditions described in the Revolving Credit Agreement. The alternate base rate will be the greater of (i) the U.S. Prime Rate set forth in the Wall Street Journal, (ii) the federal funds effective rate plus 1/2 of 1%, and (iii) three month LIBOR plus 1.00%. As of June 30, 2019 and December 31, 2018, the commitment under the ING Credit Facility was $220,000,000. The ING Credit Facility includes an accordion feature that allows for potential future expansion of the ING Credit Facility up to a total of $500,000,000. Availability of loans under the ING Credit Facility is linked to the valuation of the collateral pursuant to a borrowing base mechanism.

The Company is also required to pay a commitment fee to the lenders based on the daily unused portion of the aggregate commitments under the ING Credit Facility. The commitment fee is (i) 1.50% if the used portion of the aggregate commitments is less than or equal to 40%, (ii) 0.75% if the used portion of the aggregate commitments is greater than 40% and less than or equal to 65% or (iii) 0.50% if the used portion of the aggregate commitments is greater than 65%. The ING Credit Facility provides that the Company may use the proceeds of the facility for general corporate purposes, including making investments in accordance with the Company’s investment objective and strategy.

Borrowings under the Revolving Credit Agreement are subject to, among other things, a minimum borrowing base. Substantially all of the Company’s assets are pledged as collateral under the Revolving Credit Agreement. The ING Credit Facility requires the Company to, among other things (i) make representations and warranties regarding the collateral as well the Company’s business and operations, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants. The documents for the Revolving Credit Agreement also include default provisions, such as the failure to make timely payments under the Revolving Credit Agreement, the occurrence of a change in control, and the failure by the Company to materially perform under the operative agreements governing the Revolving Credit Agreement, which, if not complied with, could accelerate repayment under the Revolving Credit Agreement, thereby materially and adversely affecting the Company’s liquidity, financial condition and results of operations.

In connection with the security interest established under the Security Agreement, the Company, ING Capital LLC, in its capacity as collateral agent, and State Street Bank and Trust Company, in its capacity as the Company’s custodian, entered into a control agreement dated as of December 4, 2013, in order to, among other things, perfect the security interest granted pursuant to the Security Agreement in, and provide for control over, the related collateral.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 6. Borrowings (cont.)

As of June 30, 2019 and December 31, 2018, the carrying amount of the Company’s borrowings under the ING Credit Facility approximated their fair value. The fair value of the Company’s debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s borrowing under the ING Credit Facility is estimated based upon market interest rates of the Company’s borrowing or entities with similar credit risk, adjusted for nonperformance risk, if any. As of June 30, 2019 and December 31, 2018, the ING Credit Facility would be deemed to be Level 3, as defined in Note 4.

As of June 30, 2019 and December 31, 2018, the financing costs of $1,071,608 and $1,419,794 related to the ING Credit Facility have been capitalized and are being amortized over the respective terms, respectively. The following table shows additional information about the interest and financing costs related to the ING Credit Facility for the three and six months ended June 30, 2019 and 2018:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
Interest expense related to the ING Credit Facility	$1,368,135	$1,694,752	$2,956,802	$3,559,859
Financing expenses related to the ING Credit Facility	248,749	231,882	488,187	461,496
Total interest and financing expenses related to the ING Credit Facility	$1,616,884	$1,926,634	$3,444,989	$4,021,355
Weighted average outstanding debt balance of the ING Credit Facility	$109,383,516	$138,813,187	$98,800,552	$153,132,597
Weighted average interest rate of the ING Credit Facility (annualized)	5.8%	4.8%	6.0%	4.6%

Alpine Credit Facility

On September 29, 2017, the Company’s wholly-owned, special purpose financing subsidiary, Alpine, amended its existing revolving credit facility (the “Alpine Credit Facility”) pursuant to an Amended and Restated Loan Agreement (the “Amendment”) with JPMorgan Chase Bank, National Association (“JPMorgan”), as administrative agent and lender, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto (the “Loan Agreement”). The Loan Agreement was amended to, among other things, (i) extend the reinvestment period until December 29, 2020, (ii) extend the scheduled termination date until March 29, 2022, (iii) decrease the applicable margin for advances to 2.85% per annum and (iv) increase the compliance condition for net advances to 55% of net asset value. Alpine’s obligations to JPMorgan under the Alpine Credit Facility are secured by a first priority security interest in substantially all of the assets of Alpine, including its portfolio of loans. The obligations of Alpine under the Alpine Credit Facility are non-recourse to the Company.

The Alpine Credit Facility provides for borrowings in an aggregate principal amount up to $300,000,000 on a committed basis. Borrowings under the Alpine Credit Facility are subject to compliance with a NAV coverage ratio with respect to the current value of Alpine’s portfolio and various eligibility criteria must be satisfied with respect to the initial acquisition of each loan in Alpine’s portfolio. Any amounts borrowed under the Alpine Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on March 29, 2022.

Pricing under the Alpine Credit Facility for each one month calculation period is based on LIBOR for an interest period of one month, plus a spread of 2.85% per annum. If LIBOR is unavailable, pricing will be determined at the prime rate offered by JPMorgan or the federal funds effective rate, plus a spread of 2.85% per annum. Interest is

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 6. Borrowings (cont.)

payable monthly in arrears. Alpine is also required to pay a commitment fee of 1.00% on the average daily unused amount of the financing commitments to the extent that $300,000,000 has not been borrowed.

Borrowings of Alpine are considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act, applicable to BDCs.

Pursuant to a Sale and Contribution Agreement entered into between the Company and Alpine (the “Sale Agreement”) in connection with the Alpine Credit Facility, the Company may sell loans or contribute cash or loans to Alpine from time to time and will retain a residual interest in any assets contributed through its ownership of Alpine or will receive fair market value for any assets sold to Alpine. In certain circumstances the Company may be required to repurchase certain loans sold to Alpine. In addition to the acquisition of loans pursuant to the Sale Agreement, Alpine may purchase additional assets from various sources. Alpine has appointed SIC Advisors to manage its portfolio of assets pursuant to the terms of a Portfolio Management Agreement between SIC Advisors and Alpine.

As of June 30, 2019 and December 31, 2018, the carrying amount of the Company’s borrowings under the Alpine Credit Facility approximated the fair value of the Company’s debt obligation. The fair value of the Company’s debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s borrowings under the Alpine Credit Facility is estimated based upon market interest rates of the Company’s borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. As of June 30, 2019 and December 31, 2018, the Alpine Credit Facility would be deemed to be Level 3, as defined in Note 4.

As of June 30, 2019 and December 31, 2018, the financing costs of $1,560,052 and $2,041,192 related to the Alpine Credit Facility has been capitalized and is being amortized over the respective terms, respectively. The following table shows additional information about the interest and financing costs related to the Alpine Credit Facility for the three and six months ended June 30, 2019 and 2018:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
Interest expense related to the Alpine Credit Facility	$3,376,451	$3,051,246	$6,739,338	$5,889,714
Financing expenses related to the Alpine Credit Facility	241,899	241,899	481,140	481,140
Total Interest and financing expenses related to the Alpine Credit Facility	$3,618,350	$3,293,145	$7,220,478	$6,370,854
Weighted average outstanding debt balance of the Alpine Credit Facility	$240,000,000	$240,000,000	$240,000,000	$241,364,641
Weighted average interest rate of the Alpine Credit Facility (annualized)	5.6%	5.0%	5.6%	4.9%

Note 7. Agreements

Investment Advisory Agreement

On April 5, 2012, the Company entered into an investment advisory agreement (the “Investment Advisory Agreement”) with SIC Advisors to manage the Company’s investment activities. The Investment Advisory Agreement became effective as of April 17, 2012, the date that the Company met its minimum offering requirement. Pursuant to the 1940 Act, the initial term of the Investment Advisory Agreement was for two years from its effective date, with one-year renewals subject to approval by the Company’s board of directors, a majority of whom must be independent

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 7. Agreements (cont.)

directors. On April 4, 2019, the Company’s board of directors approved the renewal of the Investment Advisory Agreement for an additional one-year term at an in-person meeting. Pursuant to the Investment Advisory Agreement, SIC Advisors implements the Company’s business strategy on a day-to-day basis and performs certain services for the Company, subject to oversight by the Company’s board of directors. SIC Advisors is responsible for, among other duties, determining investment criteria, sourcing, analyzing and executing investment transactions, asset sales, financings and performing asset management duties. Under the Investment Advisory Agreement, the Company has agreed to pay SIC Advisors a management fee for investment advisory and management services consisting of a base management fee and an incentive fee.

The base management fee is calculated at an annual rate of 1.75% of the Company’s gross assets payable quarterly in arrears. For purposes of calculating the base management fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. “Gross assets” also includes any cash collateral posted with respect to the TRS, adjusted for realized and unrealized appreciation. The base management fee is calculated based on the gross assets at the end of each completed calendar quarter. Base management fees for any partial quarter are appropriately pro-rated. For the three and six months ended June 30, 2019, the Company recorded an expense for base management fees of $4,335,538 and $8,777,628, respectively. For the three and six months ended June 30, 2018, the Company recorded an expense for base management fees of $4,834,495 and 9,838,311, respectively. As of June 30, 2019 and December 31, 2018, the Company recorded a base management fee payable of $4,335,538 and $4,491,234, respectively.

The incentive fee consists of the following two parts:

An incentive fee on net investment income (“Subordinated Incentive Fee on Income”) is calculated and payable quarterly in arrears and is based upon pre-incentive fee net investment income for the immediately preceding quarter. No Subordinated Incentive Fee on Income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on the Company’s net assets at the end of the immediately preceding fiscal quarter (the “Preferred Quarterly Return”). All pre-incentive fee net investment income, if any, that exceeds the Preferred Quarterly Return, but is less than or equal to 2.1875% of net assets at the end of the immediately preceding fiscal quarter in any quarter, will be payable to SIC Advisors. The Company refers to this portion of its Subordinated Incentive Fee on Income as the “Catch Up”. It is intended to provide an incentive fee of 20% on pre-incentive fee net investment income when pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter in any quarter. For any quarter in which the Company’s pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter, the Subordinated Incentive Fee on Income shall equal 20% of the amount of pre-incentive fee net investment income, because the Preferred Quarterly Return and Catch Up will have been achieved. There is no incentive fee on net investment income earned on the TRS.

For the three and six months ended June 30, 2019 and 2018, the Company recorded no incentive fees. As of June 30, 2019 and December 31, 2018, the Company recorded no incentive fees payable.

A capital gains incentive fee will be earned on realized investments and shall be payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement is in effect. If the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of such termination. The fee equals 20% of the realized capital gains, less the aggregate amount of any previously paid capital gains incentive fees. The incentive fee on capital gains is equal to realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis.

Under GAAP, the Company calculates capital gains incentive fees as if the Company had realized all assets at their fair values and liabilities at their settlement amounts as of the reporting date. GAAP requires that the capital gains incentive fee accrual assume the cumulative aggregate unrealized capital appreciation is realized, even though such unrealized capital appreciation is not payable under the Investment Advisory Agreement. Accordingly, the Company

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 7. Agreements (cont.)

accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. There can be no assurance that such unrealized capital appreciation will be realized in the future and that the provisional capital gains incentive fee will become payable.

For the three and six months ended June 30, 2019 and 2018, the Company recorded no capital gains incentive fee. As of June 30, 2019 and December 31, 2018, the Company recorded no capital gains incentive fee payable.

In the event that other organizational and offering expenses exceed 5.25% of the gross proceeds from the sale of shares of the Company’s common stock pursuant to its public offering or one or more private offerings at the time of the completion of the offering or other organizational and offering expenses, together with selling commissions, dealer manager fees and any discounts paid to members of the Financial Industry Regulatory Authority, exceed 15% of the gross proceeds from the sale of shares of the Company’s common stock pursuant to its public offering or one or more private offerings at the time of the completion of the offering, then SIC Advisors shall be required to pay without reimbursement from the Company, or, if already paid by the Company, reimburse the Company, for amounts exceeding such 5.25% and 15% limit, as appropriate.

Administration Agreement

On April 5, 2012, the Company entered into an administration agreement (the “Administration Agreement”) with Medley Capital LLC, pursuant to which Medley Capital LLC furnishes the Company with administrative services necessary to conduct its day-to-day operations. On February 28, 2013, Medley Capital LLC entered into a Sub-Administration Agreement with State Street Bank Global Fund Accounting and Custody to perform certain financial, accounting, administrative and other services on behalf of the Company. On April 4, 2019, the Company’s board of directors approved the renewal of the Administration Agreement for an additional one-year term at an in-person meeting. Medley Capital LLC is reimbursed for administrative expenses it incurs on the Company’s behalf in performing its obligations. Such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other reasonable methods. The Company does not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC. For the three and six months ended June 30, 2019, the Company recorded administrator expenses of $536,352 and $1,158,423, respectively. For the three and six months ended June 30, 2018, the Company recorded administrator expenses of $758,178 and $1,481,713, respectively. As of June 30, 2019 and December 31, 2018, the Company had administrator fees payable of $536,352 and $689,711, respectively.

Expense Support and Reimbursement Agreement

From June 29, 2012 through December 31, 2016, the Company was party to an Expense Support and Reimbursement Agreement with SIC Advisors (the “Expense Support Agreement”). During the term of the Expense Support Agreement, SIC Advisors reimbursed the Company for operating expenses in an amount equal to the difference between the Company’s distributions paid to its stockholders in each month, less the sum of the Company’s net investment income, net realized capital gains and dividends paid to the Company from its portfolio companies, not included in net income and net realized capital gains, during such period (“Expense Support Reimbursement”). To the extent that no dividends or other distributions were paid to the Company’s stockholders in any given month, then the Expense Support Reimbursement for such month was equal to such amount necessary in order for available operating funds for the month to equal zero. From April 1, 2016 until the expiration of the Expense Support Agreement on December 31, 2016, SIC Advisors made expense support payments on a discretionary basis by making an election on the last day of each month to fund an expense support payment in an amount equal to the difference between the Company’s distributions paid to stockholders during such month less the sum of the Company’s net investment income, net realized capital gains and dividends paid to the Company from its portfolio companies, not included in net income and net realized capital gains during such period.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 7. Agreements (cont.)

The purpose of the Expense Support Agreement was to cover distributions to stockholders so as to ensure that the distributions did not constitute a return of capital for GAAP purposes and to reduce operating expenses until the Company had raised sufficient capital to be able to absorb such expenses. The Expense Support Agreement expired on December 31, 2016.

Pursuant to the Expense Support Agreement, the Company will reimburse SIC Advisors for expense support payments it previously made following any calendar quarter for which the Company received net investment income, net realized capital gains and dividends from its portfolio companies (not included in net income and net realized capital gains) in excess of the distributions paid to the Company’s stockholders during such calendar quarter (the “Excess Operating Funds”). Any such reimbursement will be made within three years of the date that the expense support payment obligation was incurred by SIC Advisors, subject to the conditions described below. The amount of the reimbursement during any calendar quarter will equal the lesser of (i) the Excess Operating Funds received during the quarter and (ii) the aggregate amount of all expense payments made by SIC Advisors that have not yet been reimbursed. In addition, the Company will only make reimbursement payments to the extent its current annualized “operating expense ratio” (as described in footnote 1 to the table below) is equal to or less than its operating expense ratio for the quarter during which the corresponding expense obligation was incurred and to the extent the annualized rate of its regular cash dividends to the Company’s stockholders for the month is equal to or greater than the annualized rate of the Company’s regular cash distributions to stockholders for the month during which the corresponding expense payment was incurred.

Repayments of amounts paid by SIC Advisors to the Company under the Expense Support Agreement will be accrued as they become probable and estimable. The Company refers to Expense Support Reimbursements that are eligible for reimbursement to SIC Advisors by virtue of having satisfied the conditions described above as a “Crystalized Reimbursement.” As of June 30, 2019 and December 31, 2018, the Company did not record any Crystalized Reimbursements. As of June 30, 2019 and December 31, 2018, the total remaining amount eligible for reimbursement of the Company to SIC Advisors, net of Crystalized Reimbursements, was $5,389,627 and $16,228,913, respectively.

The following table provides information regarding liabilities incurred by SIC Advisors pursuant to the Expense Support Agreement as well as other information relating to the Company’s ability to reimburse SIC Advisors for such payments:

Quarter Ended	Amount of Expense Payment Obligation	Amount Repaid to SIC Advisors	Operating Expense Ratio(1)	Annualized Distribution Rate(2)	Eligible to be Repaid Through
March 31, 2015(3)	1,993,518	—	0.43%	8.00%	March 31, 2018
June 30, 2015(3)	2,148,462	—	0.31%	8.00%	June 30, 2018
September 30, 2015(3)	627,752	—	0.32%	8.25%	September 30, 2018
December 31, 2015(3)	3,974,895	—	0.40%	8.65%	December 31, 2018
March 31, 2016(3)	5,204,896	—	0.37%	8.89%	March 31, 2019
June 30, 2016(3)	5,634,390	—	0.29%	8.89%	June 30, 2019
September 30, 2016	5,389,627	—	0.45%	8.84%	September 30, 2019

____________

(1)      “Operating Expense Ratio” is as of the date the expense support payment obligation was incurred by the Company’s Advisor and includes all expenses borne by the Company, except for organizational and offering expenses, base management and incentive fees owed to SIC Advisors, and interest expense, as a percentage of net assets.

(2)      “Annualized Distribution Rate” equals the annualized rate of distributions paid to stockholders based on the amount of the regular cash distribution paid immediately prior to the date the expense support payment obligation was incurred by SIC Advisors. “Annualized Distribution Rate” does not include special cash or stock distributions paid to stockholders.

(3)      The unreimbursed part of the expense payment obligation has expired.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 8. Related Party Transactions

On October 19, 2011, SIC Advisors entered into a subscription agreement to purchase 110.80 shares of common stock for cash consideration of $1,000. The consideration represented $9.025 per share.

On April 17, 2012, SIC Advisors purchased 1,108,033.24 shares of our common stock for aggregate gross proceeds of $10,000,000. The consideration represented $9.025 per share.

We have entered into an Investment Advisory Agreement with SIC Advisors in which our senior management holds an equity interest and were party to the Expense Support Agreement through December 31, 2016. Members of our senior management also serve as principals of other investment managers affiliated with SIC Advisors that do, and may in the future, manage investment funds, accounts or other investment vehicles with investment objectives similar to ours.

We have entered into an Administration Agreement with Medley Capital LLC, pursuant to which Medley Capital LLC furnishes us with administrative services necessary to conduct our day-to-day operations. Medley Capital LLC is reimbursed for administrative expenses it incurs on our behalf. We do not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC. Medley Capital LLC is an affiliate of SIC Advisors.

The dealer manager agreement that we entered into with SC Distributors, LLC in connection with our offering was terminated pursuant to its terms in connection with the termination of our offering, effective as of July 31, 2018.

On August 9, 2018, the Company entered into the MCC Merger Agreement pursuant to which MCC would, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into the Company, with the Company as the surviving company in the MCC Merger Agreement. Under the MCC Merger, each share of MCC’s common stock issued and outstanding immediately prior to the MCC Merger effective time, other than shares of MCC common stock held by MCC, the Company or their respective wholly owned subsidiaries, would be converted into the right to receive 0.8050 shares of the Company’s common stock. In addition, on August 9, 2018, the Company entered into the MDLY Merger Agreement, pursuant to which MDLY would on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger Agreement. In the MDLY Merger, each share of MDLY Class A common stock, issued and outstanding immediately prior to the MDLY Merger effective time, other than Dissenting Shares (as defined in the MDLY Merger Agreement) and shares of MDLY Class A common stock held by MDLY, the Company or their respective wholly owned subsidiaries, would be converted into the right to receive (i) 0.3836 shares of the Company’s common stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY’s stockholders would have the right to receive certain dividends and/or other payments. The Mergers would occur simultaneously and, as a result of the foregoing, the investment management function relating to the operation of the Company, as the surviving company in the Mergers, would be internalized.

Set forth below is a description of the Decision, which should be read in the context of the impact that the Decision and corresponding Settlement Term Sheet may have on the Company with respect to any potential amendment to the Merger Agreements.

On February 11, 2019, a putative stockholder class action related to the MCC Merger was commenced in the Court of Chancery of the State of Delaware by FrontFour. The action, as consolidated, is captioned In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM, against Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, the Company, MCC, MCC Advisors LLC, Medley Group LLC, and Medley LLC (the “Class Action”). The complaint alleged that MCC’s directors (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC’s stockholders in connection with the MCC Merger, and that MDLY, the Company, MCC Advisors LLC, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Court issued the Decision denying FrontFour’s requests to

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 8. Related Party Transactions (cont.)

(i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by FrontFour in its complaint. The Court held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger, but rejected FrontFour’s claim that the Company aided and abetted those breaches of fiduciary duties. The Court ordered defendants to issue corrective disclosures consistent with the Decision, and enjoined a vote of MCC’s stockholders on the MCC Merger until such disclosures have been made and stockholders have had the opportunity to assimilate this information.

On April 15, 2019, certain parties in the Class Action reached agreement on the principal terms of a settlement, which are contained in the Settlement Term Sheet, among the Medley Parties, on the one hand, and FrontFour, on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand. The Settlement Term Sheet is intended to form the basis of a definitive stipulation of settlement in the Class Action. The Settlement Term Sheet provides that MCC will seek to obtain the agreement and/or consent of the Company to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement. If the foregoing amendments are entered into they will, among other matters (as described in further detail in the Settlement Term Sheet): (a) extend the Outside Date (as defined in the Merger Agreements) to October 31, 2019; (b) permit the MCC Special Committee to undertake a sixty-day “go shop” process to solicit superior transactions to the MCC Merger and (c) if the MCC Merger is consummated, create a settlement fund, consisting of $17 million in cash and $30 million of the Company’s stock, with the number of shares of the Company’s stock to be calculated using the pro forma NAV reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to eligible members of the Class (as defined in the Settlement Term Sheet). In connection with the Settlement Term Sheet, MDLY has executed an acknowledgement and agreement to take certain actions, including consenting to certain amendments to the Merger Agreements, in furtherance of the transactions contemplated thereby.

In addition, the Settlement Term Sheet provides that MCC and FrontFour will enter into a Governance Agreement pursuant to which, among other matters, FrontFour will be subject to customary standstill restrictions and be required to vote in favor of the MCC Merger at a meeting of stockholders to approve the MCC Merger Agreement and in favor of the directors nominated by our board of directors for election at MCC’s 2019 annual meeting of stockholders.

Under the Settlement Term Sheet, the parties have agreed to cooperate to reduce the agreements reflected therein to the Settlement Stipulation, and to obtain approval of Court of Chancery of the State of Delaware as soon as reasonably practicable thereafter. The Settlement Stipulation will provide for mutual releases between and among FrontFour and the Class, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the Class Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the Class Action and all claims that were or could have been asserted (other than claims against NexPoint Advisors, L.P. and its affiliates) in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.) (the “Federal Action”), and FrontFour and the Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

Under the Settlement Term Sheet, MCC and FrontFour have also undertaken to work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the Merger Agreements consistent with the Decision.

If the contemplated amendments to the Merger Agreements have not been entered into by May 15, 2019, the Settlement Term Sheet may be terminated by MCC or FrontFour. The contemplated amendments to the Merger Agreements require the agreement of the Company and there can be no assurance that such agreement will be obtained or that agreements on the amendments to the Merger Agreements will be reached.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 8. Related Party Transactions (cont.)

We have entered into a license agreement with SIC Advisors under which SIC Advisors has agreed to grant us a non-exclusive, royalty-free license to use the name “Sierra” for specified purposes in our business. Under this agreement, we will have a right to use the “Sierra” name, subject to certain conditions, for so long as SIC Advisors or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “Sierra” name.

Opportunities for co-investments may arise when SIC Advisors or an affiliated adviser becomes aware of investment opportunities that may be appropriate for the Company and other clients or affiliated funds. The Company obtained an exemptive order from the SEC on November 25, 2013 (the “Prior Exemptive Order”). On March 29, 2017, the Company, SIC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the “Exemptive Order”) that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with us that would otherwise have been prohibited under Section 17(d) and 57(a)(4) and Rule 17d-1. On October 4, 2017, the Company, SIC Advisors and certain of our affiliates received an exemptive order that supersedes the Exemptive Order (the “Current Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. If the Mergers are successfully consummated, the Company and certain of its affiliates will not be able to rely on the Current Exemptive Order. In this regard, on November 19, 2018, the Company and certain of its affiliates submitted an exemptive application to the SEC for an exemptive order that would supersede the Current Exemptive Order (the “Superseding Exemptive Order”) and would permit the Company to participate in negotiated co-investment transactions with certain affiliates that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. There can be no assurance if and when the Company will receive the Superseding Exemptive Order. The terms of the Superseding Exemptive Order, if received, would be substantially similar to the Current Exemptive Order. Co-investment under the Superseding Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the board of directors determines that it would be in the Company’s best interest to participate in the transaction. The Current Exemptive Order will remain in effect unless and until the Mergers are completed and the Superseding Exemptive Order is granted by the SEC. However, neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them. Please see the footnotes to the consolidated schedule of investments as of June 30, 2019 and December 31, 2018 for disclosures regarding securities also held by affiliated funds.

Note 9. Directors Fees

Effective January 1, 2017, each independent director will be compensated as follows: (i) an annual retainer of $85,000; (ii) a fee of $3,000 for each in-person board meeting in which they participate; (iii) a fee of $1,000 for each telephonic board meeting in which they participate; (iv) a fee of $2,500 for each in-person audit committee meeting in which they participate; (v) a fee $1,000 for each telephonic audit committee meeting in which they participate; (vi) a fee of $2,000 for each in-person nominating and corporate governance committee meeting in which they participate; and (vii) a fee of $1,000 for each telephonic nominating and corporate governance committee meeting in which they participate. In addition, each independent director will be reimbursed for reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. In addition, the Chair of the audit committee receives an annual retainer of $15,000, while the Chair of any other committee receives an annual retainer of $5,000. The Lead Independent Director receives an annual retainer of $10,000.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 9. Directors Fees (cont.)

Prior to January 1, 2017, each independent director received an annual retainer fee of $50,000, and further received a fee of $4,000 ($2,000 for telephonic attendance) for each regularly scheduled board meeting attended, a fee of $2,000 for each special board meeting and all committee meetings attended, as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting.

In addition, the Board established a special committee, which is comprised solely of its independent directors (the “Sierra Special Committee”), for the purpose of assessing the merits of various proposed strategic transactions. On January 26, 2018, as compensation for serving on the Special Committee, the Board approved (i) a one-time retainer of $25,000, (ii) a monthly fee of $15,000 payable to the Chairman of the Sierra Special Committee, (iii) a monthly fee of $10,000 payable to each of the other members of the Sierra Special Committee, and (iv) reimbursement for all out-of-pocket expenses incurred by the members of the Sierra Special Committee in connection with his or her services as a member of the Special Committee consistent with the Company’s policies for reimbursement of members of the Board. On July 2, 2018, the Board approved an increase in (i) the monthly fee payable to the Chariman of the Special Committee from $15,000 to $20,000 and (ii) the monthly fee payable to each of the other members of the Sierra Special Committee from $10,000 to $15,000.

For the three and six months ended June 30, 2019 and 2018, the Company recorded directors’ fees expenses in General and Administrative expenses on the consolidated statement of operations of $243,750 and $537,000 and $169,169 and $460,419, respectively.

Note 10. Earnings Per Share

In accordance with the provisions of ASC Topic 260 - Earnings per Share, basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

The following table sets forth the computation of the weighted average basic and diluted net increase in net assets per share from operations for the three and six months ended June 30, 2019 and 2018:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
Net increase/(decrease) in net assets from operations	$(17,054,078)	$(5,327,277)	$(2,140,706)	$(6,340,350)
Weighted average common shares outstanding	100,135,004	97,385,971	99,649,414	97,190,689
Weighted average basic and diluted earnings per common share	$(0.17)	$(0.05)	$(0.02)	$(0.07)

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 11. Commitments

As of June 30, 2019 and December 31, 2018, the Company had $30,638,770 and $49,555,687, respectively, of unfunded commitments under loan and financing agreements. These amounts are primarily composed of commitments for senior secured term loans, revolvers, and additional capital contributions for the Sierra JV. The unrealized gain or loss associated with unfunded commitments is recorded in the financial statements and reflected as an adjustment to the valuation of the related security in the Consolidated Schedule of Investments. The par amount of the unfunded commitments are not recognized by the Company until the commitment is funded.

	As of
	June 30, 2019	December 31, 2018
1888 Industrial Services, LLC	$314,448	$566,007
AAAHI Acquisition Corporation	1,586,982	1,597,633
Access Media Holdings, LLC	88,200	88,200
Alpine SG, LLC	1,000,000	1,000,000
Barry’s Bootcamp Holdings, LLC	—	3,668,571
Black Angus Steakhouses, LLC	3,236,607	4,352,679
Central States Dermatology Services, LLC	—	314,351
Charming Charlie LLC	2,252,279	2,252,279
DataOnline Corp.	1,180,000	1,180,000
Dynamic Energy Services International LLC	1,062,895	1,753,323
Isola USA Corp.	1,138,277	1,138,277
Kemmerer Operations, Inc.	908,475	—
Manna Pro Products, LLC	—	325,000
Offen, Inc.	1,061,947	—
Path Medical, LLC	393,600	393,600
PT Network, LLC	—	4,437,433
Redwood Services Group, LLC	1,437,500	1,725,000
RMS Holding Company, LLC	813,102	264,454
SavATree, LLC	—	158,889
SFP Holding, Inc.	2,150,000	2,863,985
Sierra Senior Loan Strategy JV I LLC	4,200,000	4,200,000
Simplified Logistics, LLC	5,000,000	5,000,000
Smile Doctors LLC	2,343,400	4,305,655
Elite Comfort Solutions LLC	—	2,499,293
SRS Software, LLC	—	5,000,000
TwentyEighty, Inc.	471,058	471,058
Total Commitments	$30,638,770	$49,555,687

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 12. Fee Income

Fee income consists of origination fees, amendment fees, prepayment fees, administrative agent fees and other miscellaneous fees. Origination fees, prepayment fees, amendment fees, and other similar fees are non-recurring fee sources. Such fees are received on a transaction by transaction basis and do not constitute a regular stream of income. The following table shows the Company’s fee income for the three and six months ended June 30, 2019 and 2018:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
Origination fees	$3,401	$483,103	$48,090	$1,078,939
Prepayment fees	2,170,948	329,104	2,512,536	329,104
Amendment fees	190,821	98,380	309,855	109,389
Administrative agent fees	29,391	36,879	58,590	63,606
Other fees	815	—	815	11,103
Fee income	$2,395,376	$947,466	$2,929,886	$1,592,141

Note 13. Distributions and Share Repurchase Program Distributions

Distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a distribution is determined by the Company’s board of directors.

The Company has adopted an “opt in” distribution reinvestment plan (“DRIP”) pursuant to which the Company’s common stockholders may elect to have the full amount of any cash distributions reinvested in additional shares of the Company’s common stock. On June 30, 2017, the Board approved an amendment to the DRIP, pursuant to which the number of newly-issued shares of the Company’s common stock to be issued to a participating stockholder shall be determined by dividing the total dollar amount of the distribution payable to such stockholder by a price equal to 94.5%, rather than 90%, of the Company’s then current offering price. The Company amended the DRIP as a result of the Company’s revised fee structure, which went into effect on June 16, 2017. Under the Company’s revised fee structure the upfront selling commission was reduced from 7.00% of gross proceeds to up to 3.00% of gross proceeds and the dealer manager fee was reduced from 2.75% of gross proceeds to up to 2.50% of gross proceeds. If the Company declares a cash dividend or other distribution, each stockholder that has “opted in” to the DRIP will have their distributions automatically reinvested in additional shares of the Company’s common stock rather than receiving cash distributions. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received cash distributions. For the six months ended June 30, 2019, the Company distributed a total of $31,787,931, of which $19,502,948 was in cash and $12,284,983 was in the form of common stock associated with the DRIP. For the six months ended June 30, 2018, the Company distributed a total of $31,076,562, of which $17,902,191, was in cash and $13,174,371 was in the form of common stock associated with the DRIP.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 13. Distributions and Share Repurchase Program Distributions (cont.)

The following table reflects the cash distributions per share that the Company has declared or paid to its stockholders during 2019 and 2018. Stockholders of record as of each respective record date were entitled to receive the distribution.

Record Date	Payment Date	Amount per share
January 15 and 31, 2018	January 31, 2018	0.02667
February 15 and 28, 2018	February 28, 2018	0.02667
March 15 and 30, 2018	March 30, 2018	0.02667
April 13 and 30, 2018	April 30, 2018	0.02667
May 15 and 31, 2018	May 31, 2018	0.02667
June 15 and 29, 2018	June 29, 2018	0.02667
July 13 and 31, 2018	July 31, 2018	0.02667
August 15 and 31, 2018	August 31, 2018	0.02667
September 14 and 28, 2018	September 28, 2018	0.02667
October 15 and 31, 2018	October 31, 2018	0.02667
November 15 and 30, 2018	November 30, 2018	0.02667
December 14 and 31, 2018	December 31, 2018	0.02667
January 25, 2019	January 31, 2019	0.05334
February 11, 2019	February 28, 2019	0.05334
March 11, 2019	March 29, 2019	0.05334
April 29, 2019	April 30, 2019	0.05334
May 30, 2019	May 31, 2019	0.05334
June 27, 2019	June 28, 2019	0.05334

The Company’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

The Company’s previous distributions to stockholders may have been funded from temporary Expense Support Reimbursements that may be subject to repayment to SIC Advisors. The portion of these distributions derived from temporary Expense Support Reimbursements were not based on the Company’s investment performance and may not continue in the future. If SIC Advisors had not agreed to make Expense Support Reimbursements, these distributions would have come from paid-in-capital. The repayments of eligible reimbursements owed to SIC Advisors will reduce the future distributions to which stockholders would otherwise be entitled. The Expense Support Agreement expired on December 31, 2016. The Company’s contingent obligation to repay eligible reimbursements to SIC Advisors will expire on September 30, 2019. See Note 7 for more information.

The determination of the tax attributes (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in-capital surplus which is a nontaxable distribution) of distributions is made annually as of the end of the Company’s fiscal year based upon its taxable income earned and distributions paid during the fiscal year.

Share Repurchase Program

In June 2013, the Company commenced a share repurchase program pursuant to which it conducted quarterly share repurchases of up to 2.5% of the weighted average number of outstanding shares of its common stock in the prior four calendar quarters or 10% of the weighted average number of outstanding shares in the prior 12-month period. In connection with the Mergers, the Company suspended the Share Repurchase Program. The purpose of the share repurchase program was to allow stockholders to sell their shares back to the Company at a price equal to the

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 13. Distributions and Share Repurchase Program Distributions (cont.)

most recently disclosed NAV per share of the Company’s common stock immediately prior to the date of repurchase. Shares were purchased from stockholders participating in the program on a pro-rata basis. Unless the Company’s board of directors determined otherwise, the number of shares repurchased during any calendar year were limited to the proceeds received in association with the sale of shares of common stock under the distribution reinvestment plan.

The following table reflects activity under the Company’s Share Repurchase Program:

Offer Date	Quantity Offered	Price per Share	Repurchase Date	Repurchase Quantity
6/4/2013	16,652	$9.18	—	—
8/8/2013	32,627	9.13	9/27/2013	3,642
11/7/2013	60,966	9.14	12/19/2013	5,826
3/12/2014	120,816	9.18	4/25/2014	9,835
5/6/2014	199,476	9.20	6/13/2014	17,777
8/5/2014	294,068	9.25	9/12/2014	35,887
11/5/2014	411,894	9.22	12/24/2014	411,894
3/4/2015	535,571	8.97	4/24/2015	68,472
5/6/2015	620,420	8.98	6/24/2015	90,916
8/5/2015	727,654	8.96	9/29/2015	328,353
11/3/2015	853,688	8.56	12/23/2015	285,559
3/2/2016	959,436	8.16	4/29/2016	959,436
5/5/2016	1,005,447	8.04	6/30/2016	855,215
8/4/2016	1,048,412	8.11	9/28/2016	1,048,407
11/25/2016	1,077,370	8.14	12/27/2016	1,077,352
4/4/2017	871,815	8.17	5/4/2017	871,806
5/23/2017	876,277	8.10	6/23/2017	876,254
8/24/2017	870,360	8.02	9/25/2017	870,337
11/22/2017	873,974	7.89	12/22/2017	873,932
3/27/2018	895,070	7.66	5/8/2018	895,036
5/21/2018	890,089	7.49	6/29/2018	890,048

In the event of the death or disability of a stockholder, the Company will repurchase the shares held by such stockholder at a price equal to the NAV per share of our shares as disclosed in the periodic report the Company files with the SEC immediately following the date of the death or disability of such stockholder. The Company’s board of directors has the right to suspend or terminate repurchases due to death or disability to the extent that it determines that it is in the Company’s best interest to do so. In connection with the Mergers, the Company suspended repurchases due to death or disability. During the three and six months ended June 30, 2019, the Company repurchased no shares due to death or disability. During the three and six months ended June 30, 2018, the Company repurchased 0 and 94,892 shares, respectively, of certain shareholders due to death or disability.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 14. Financial Highlights

The following is a schedule of financial highlights of the Company for the six months ended June 30, 2019 and 2018:

	2019	2018
Per Share Data:(1)
Net asset value at beginning of period	$6.72	$7.66
Net investment income	0.21	0.24
Net realized gains/(losses) on investments and total return swap	(0.15)	(0.32)
Net unrealized appreciation/(depreciation) on investments and total return swap	(0.08)	0.01
Net increase/(decrease) in net assets	$(0.02)	$(0.07)
Distributions from return of capital	—	—
Distributions declared from net investment income(2)	(0.32)	(0.32)
Distributions from net realized capital gains	—	—
Total distributions to shareholders	$(0.32)	$(0.32)
Issuance of common shares above net asset value(3)	(0.01)	—
Net asset value at end of period	$6.37	$7.27
Total return based on net asset value(4)(5)	(0.21)%	(1.20)%
Portfolio turnover rate(5)	13.93%	11.89%
Shares outstanding at end of period	100,462,586	96,784,857
Net assets at end of period	$640,436,545	$703,973,176
Ratio/Supplemental Data (annualized):
Ratio of net investment income to average net assets	6.32%	6.64%
Ratio of net expenses (including incentive fees) to average net assets	7.39%	7.03%
Supplemental Data (annualized):
Asset coverage ratio per unit(6)	$2,952	$2,385
Percentage of non-recurring fee income(7)	2.27%	3.73%
Ratio of net expenses (excluding incentive fees) to average net assets	7.37%	7.03%
Ratio of interest and financing related expenses to average net assets	3.26%	2.89%
Total Debt Outstanding:(8)(9)
Revolving Credit Facility	$328,100,000	$385,000,000
Total Return Swap(10)	$—	$126,316,942

____________

(1)      The per share data was derived by using the weighted average shares outstanding during the six months ended June 30, 2019 and 2018, which were 99,649,414 and 97,385,971 respectively.

(2)      The per share data for distributions is the actual amount of paid distributions per share during the period.

(3)      Shares issued under the DRIP (see Note 13) as well as the continuous issuance of common shares may cause on incremental increase/decrease in NAV per share due to the effect of issuing shares at amounts that differ from the prevailing NAV at each issuance.

(4)      Total annual returns are historical and assume reinvestments of all dividends and distributions at prices obtained under the Company’s DRIP, and no sales charge.

(5)      Not annualized.

(6)      Asset coverage per unit is the ratio of the carrying value of the Company’s total consolidated assets for regulatory purposes, which includes the underlying fair value of net TRS, less all liabilities and indebtedness not represented by senior securities to the aggregate amount of Senior Securities representing indebtedness and the implied leverage on the TRS. Asset coverage per unit is expressed in terms of dollars per $1,000 of indebtedness. As of June 30, 2019 and 2018, the Company’s Asset Coverage Per Unit including unfunded commitments was $2,700 and $2,135, respectively.

(7)      Represents the impact of non-recurring fees over total investment income.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 14. Financial Highlights (cont.)

(8)      Total amount of each class of senior securities outstanding at the end of the period excluding debt issuance costs.

(9)      Average market value per unit is not applicable as these classes of securities are not registered for public trading.

(10)    The TRS amount is comprised of the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Arbor under the TRS.

Note 15. Subsequent Events

Management has evaluated subsequent events through the date of issuance of the consolidated financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-Q or would be required to be recognized in the consolidated financial statements as of and for the six months ended June 30, 2019, except as disclosed below.

On July 25, 2019, the Company entered into Amendment No. 2 to the Revolving Credit Agreement (the “Amendment”), with certain lenders party thereto, ING Capital LLC, as administrative agent (the “Administrative Agent”), and, solely with respect to Section 2.10 of the Amendment, SIC AAR LLC, SIC Investment Holdings LLC and Sierra Management, Inc., as subsidiary guarantors. The Amendment amends certain provisions of the Revolving Credit Agreement (as amended by Amendment No. 1, the “Prior Facility” and, as further amended by Amendment No. 2, the “Facility”) to, among other things, (i) reduce the size of the commitments thereunder from $220.0 million to $215.0 million, (ii) extend the Revolver Termination Date (as defined in the Prior Facility) from August 12, 2019 to March 31, 2020 and (iii) extend the Maturity Date (as defined in the Prior Facility) from August 12, 2020 to March 31, 2021. As of July 25, 2019, total commitments under the Facility are $215.0 million.

On July 28, 2019, our board of directors declared a series of monthly distributions for July, August and September 2019 in the amount of $0.05334 per share. Stockholders of record as of each respective monthly record date will be entitled to receive the distribution. Below are the details for each respective distribution:

Record Date	Payment Date	Amount per share
July 30, 2019	July 31, 2019	$0.05334
August 29, 2019	August 30, 2019	0.05334
September 27, 2019	September 30, 2019	0.05334

On July 29, 2019, the Company entered into the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019 (the “Amended MCC Merger Agreement”), by an between MCC and the Company, pursuant to which MCC will, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into the Company, with the Company as the surviving company in the MCC Merger. In the MCC Merger, each share of MCC’s common stock (other than shares of MCC’s common stock held by MCC, the Company or their respective wholly owned subsidiaries, will be exchanged for the right to receive (i) 0.68 shares of the Company’s common stock if the attorneys’ fees of plaintiffs’ counsel and litigation expenses paid or incurred by plaintiffs’ counsel or advanced by plaintiffs in connection with the Class Action (such fees and expenses, the “Plaintiff Attorney Fees”) are less than or equal to $10,000,000, (ii) 0.66 shares of the Company’s common stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000, and (iii) between 0.68 and 0.66 per share of the Company’s common stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000.

In addition, on July 29, 2019, the Company entered into the Amended and Restated Agreement and Plan of Merger (the “Amended MDLY Merger Agreement”) by and among MDLY, the Company, and Merger Sub, pursuant to which MDLY will, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger. In the MDLY Merger, each share of MDLY’s Class A common stock, issued and outstanding immediately prior to the effective date of the MDLY Merger, other than shares of MDLY’s Class A common stock held by MDLY, the Company or their

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 15. Subsequent Events (cont.)

respective wholly owned subsidiaries (the “Excluded MDLY Shares”) and the Dissenting Shares (as defined in the Amended MDLY Merger Agreement), held, immediately prior to the MDLY Merger effective time, by any person other than a Unitholder (as defined below), will be exchanged for (i) 0.2668 shares of the Company’s common stock; plus (ii) cash in an amount equal to $2.96 per share. In addition, in the MDLY Merger, each share of MDLY’s Class A common stock issued and outstanding immediately prior to the MDLY Merger effective time, other than the Excluded MDLY Shares and the Dissenting Shares, held, immediately prior to the MDLY Merger effective time, by holders of the issued and outstanding limited liability company interests of Medley LLC (the “Medley LLC Units” and, holders of the Medley LLC Units at any time on or after July 29, 2019, the “Unitholders”) will be exchanged for (i) 0.2072 shares of the Company’s common stock; plus (ii) cash in an amount equal to $2.66 per share.

Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not contingent upon the consummation of the MCC Merger. If both Mergers are successfully consummated, our common stock would be listed on the New York Stock Exchange, with such listing expected to be effective as of the closing date of the Mergers, and our common stock will be listed on the Tel Aviv Stock Exchange, with such listing expected to be effective as of the closing date of the MCC Merger. If, however, only the MDLY Merger is consummated, our common stock would be listed on the New York Stock Exchange. If both Mergers are successfully consummated, the investment portfolios of MCC and the Company would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by MCC Advisors LLC, its wholly controlled adviser subsidiary. If only the MDLY Merger is consummated, while the investment portfolios of MCC and the Company would not be combined, the investment management function relating to the operation of the Company, as the surviving company, would still be internalized.

Notwithstanding the suspension of the share repurchase program and, in connection with the Amended MCC Merger Agreement, our board of directors approved the repurchase of shares of our common stock from our stockholder who have requested repurchases in connection with such stockholder’s death or disability.

Effective as of August 31, 2019, Jeff Tonkel is retiring and will be a senior advisor to the Medley platform and will remain a director of MDLY and MCC. Accordingly, Mr. Tonkel will resign from his positions as President of MDLY, the Company, and Sierra Total Return Fund. Mr. Tonkel’s decision to resign as President of MDLY, the Company, and Sierra Total Return Fund was not due to any dispute or disagreement with MDLY, the Company, or Sierra Total Return Fund, or on any matter relating to the operations, policies or practices of MDLY, the Company, or Sierra Total Return Fund.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Medley Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of Medley Capital Corporation (the Company), including the consolidated schedules of investments, as of September 30, 2018 and 2017, the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended September 30, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2018 and 2017, and the results of its operations, changes in its net assets, and its cash flows for each of the three years in the period ended September 30, 2018 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of September 30, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 4, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of September 30, 2018 and 2017, by correspondence with the custodian, directly with designees of the portfolio companies, debt agents and brokers, as applicable, or by other appropriate auditing procedures where replies were not received. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst and Young LLP

We have served as the Company’s auditor since 2010

New York, New York

December 4, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Medley Capital Corporation

Opinion on Internal Control over Financial Reporting

We have audited Medley Capital Corporation’s internal control over financial reporting as of September 30, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Medley Capital Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of assets and liabilities of the Company, including the consolidated schedule of investments as of September 30, 2018 and 2017, the related consolidated statements of operations, changes in net assets and cash flows, for each of the three years in the period ended September 30, 2018, and the related notes and our report dated December 4, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Item 9A of Form 10-K, Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst and Young LLP

New York, New York

December 4, 2018

Medley Capital Corporation
Consolidated Statements of Assets and Liabilities

	September 30, 2018	September 30, 2017
ASSETS
Investments at fair value
Non-controlled/non-affiliated investments (amortized cost of $ 428,717,777 and $ 625,108,198, respectively)	$393,149,374	$575,495,698
Affiliated investments (amortized cost of $102,546,973 and $91,026,729, respectively)	100,640,804	90,071,365
Controlled investments (amortized cost of $233,421,693 and $197,918,352, respectively)	161,639,736	171,423,836
Total investments at fair value	655,429,914	836,990,899
Cash and cash equivalents	75,665,981	108,571,958
Interest receivable	6,377,076	9,371,048
Other assets	3,420,442	3,321,822
Deferred offering costs	354,754	307,015
Fees receivable	187,276	765,756
Receivable for dispositions and investments sold	160,257	231,895
Total assets	$741,595,700	$959,560,393

LIABILITIES
Revolving credit facility payable (net of debt issuance costs of $0 and $1,777,181, respectively)	$—	$66,222,819
Term loan payable (net of debt issuance costs of $0 and $1,045,895, respectively)	—	100,954,105
Notes payable (net of debt issuance costs of $8,238,300 and $4,122,533, respectively)	276,909,028	172,751,776
SBA debentures payable (net of debt issuance costs of $2,095,329 and $2,845,694, respectively)	132,904,671	147,154,306
Management and incentive fees payable (see Note 6)	3,347,674	4,312,004
Interest and fees payable	3,280,018	3,759,891
Accounts payable and accrued expenses	2,935,833	1,863,546
Administrator expenses payable (see Note 6)	808,546	859,794
Deferred revenue	192,152	259,552
Due to affiliate	39,051	81,347
Deferred tax liability	—	911,936
Total liabilities	$420,416,973	$499,131,076

Guarantees and Commitments (see Note 8)

NET ASSETS
Common stock, par value $ 0.001 per share, 100,000,000 common shares authorized, 54,474,211 and 54,474,211 common shares issued and outstanding, respectively	$54,474	$54,474
Capital in excess of par value	698,586,770	705,046,098
Total distributable earnings/(loss)	(377,462,517)	(244,671,255)
Total net assets	321,178,727	460,429,317
Total liabilities and net assets	$741,595,700	$959,560,393

NET ASSET VALUE PER SHARE	$5.90	$8.45

See accompanying notes to consolidated financial statements.

Medley Capital Corporation
Consolidated Statements of Operations

	For the years ended September 30
	2018	2017	2016
INVESTMENT INCOME
Interest from investments
Non-controlled/non-affiliated investments:
Cash	$39,636,027	$65,398,561	$98,057,236
Payment-in-kind	3,815,332	9,970,327	8,009,607
Affiliated investments:
Cash	2,177,167	1,950,454	667,000
Payment-in-kind	3,398,660	774,543	—
Controlled investments:
Cash	1,521,820	2,045,830	949,732
Payment-in-kind	3,560,572	5,099,935	4,531,210
Total interest income	54,109,578	85,239,650	112,214,785
Dividend income (net of provisional taxes of $(437,584), $0 and $511,510, respectively)	7,991,444	4,232,453	1,046,476
Interest from cash and cash equivalents	245,356	163,599	32,242
Fee income (see Note 9)	4,474,220	6,620,376	7,455,466
Total investment income	66,820,598	96,256,078	120,748,969

EXPENSES
Base management fees (see Note 6)	14,723,910	17,772,593	19,469,583
Incentive fees (see Note 6)	—	895,675	11,492,006
Interest and financing expenses	27,918,291	31,402,538	30,276,926
Professional fees	4,430,233	2,192,210	2,276,902
Administrator expenses (see Note 6)	3,582,162	3,848,299	3,915,506
General and administrative	2,170,904	2,555,448	2,336,025
Directors fees	1,270,523	646,758	543,847
Insurance	542,314	396,797	494,136
Expenses before management and incentive fee waivers	54,638,337	59,710,318	70,804,931
Management fee waiver (see Note 6)	(380,000)	(47,941)	(142,546)
Incentive fee waiver (see Note 6)	—	(43,663)	(3,504,103)
Total expenses net of management and incentive fee waivers	54,258,337	59,618,714	67,158,282
Net investment income before excise taxes	12,562,261	36,637,364	53,590,687
Excise tax expense	(157,922)	(267,183)	—
NET INVESTMENT INCOME	12,404,339	36,370,181	53,590,687

REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS
Net realized gain/(loss) from investments
Non-controlled/non-affiliated investments	(89,221,587)	(40,007,550)	(39,382,650)
Affiliated investments	—	3,391,500	—
Controlled investments	—	(36,470,249)	—
Net realized gain/(loss) from investments	(89,221,587)	(73,086,299)	(39,382,650)
Net unrealized appreciation/(depreciation) on investments
Non-controlled/non-affiliated investments	14,044,097	(7,611,264)	(4,571,897)
Affiliated investments	(950,805)	501,163	—
Controlled investments	(45,287,441)	28,754,467	(37,685,558)
Net unrealized appreciation/(depreciation) on investments	(32,194,149)	21,644,366	(42,257,455)
Change in provision for deferred taxes on unrealized (appreciation)/depreciation on investments	474,352	1,091,788	87,333
Loss on extinguishment of debt (see Note 5)	(2,386,957)	(1,096,682)	—
Net realized and unrealized gain/(loss) on investments	(123,328,341)	(51,446,827)	(81,552,772)
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(110,924,002)	$(15,076,646)	$(27,962,085)

WEIGHTED AVERAGE – BASIC AND DILUTED EARNINGS PER COMMON SHARE	$(2.04)	$(0.28)	$(0.50)
WEIGHTED AVERAGE – BASIC AND DILUTED NET INVESTMENT INCOME PER COMMON SHARE	$0.23	$0.67	$0.97
WEIGHTED AVERAGE COMMON STOCK OUTSTANDING – BASIC AND DILUTED (SEE NOTE 11)	54,474,211	54,474,211	55,399,646
DIVIDENDS DECLARED PER COMMON SHARE	$0.52	$0.76	$1.12

See accompanying notes to consolidated financial statements.

Medley Capital Corporation
Consolidated Statements of Changes in Net Assets

	For the years ended September 30
	2018	2017	2016
OPERATIONS
Net investment income	$12,404,339	$36,370,181	$53,590,687
Net realized gain/(loss) from investments	(89,221,587)	(73,086,299)	(39,382,650)
Net unrealized appreciation/(depreciation) on investments	(32,194,149)	21,644,366	(42,257,455)
Change in provision for deferred taxes on unrealized (appreciation)/depreciation on investments	474,352	1,091,788	87,333
Loss on extinguishment of debt	(2,386,957)	(1,096,682)	—
Net increase/(decrease) in net assets from operations	(110,924,002)	(15,076,646)	(27,962,085)
SHAREHOLDER DISTRIBUTIONS
Distributions from earnings	(22,025,185)	(41,400,401)	(62,122,756)
Return of capital	(6,301,403)	—	—
Net decrease in net assets from shareholder distributions	(28,326,588)	(41,400,401)	(62,122,756)
COMMON SHARE TRANSACTIONS
Offering costs	—	(12,778)	(46,429)
Repurchase of common stock under stock repurchase program (0, 0 and 1,862,941 shares, respectively)	—	—	(12,869,972)
Net increase/(decrease) in net assets from common share transactions	—	(12,778)	(12,916,401)
Total increase/(decrease) in net assets	(139,250,590)	(56,489,825)	(103,001,242)
Net assets at beginning of year	460,429,317	516,919,142	619,920,384
Net assets at end of year	$321,178,727	$460,429,317	$516,919,142

Net asset value per common share	$5.90	$8.45	$9.49
Common shares outstanding at end of year	54,474,211	54,474,211	54,474,211

See accompanying notes to consolidated financial statements.

Medley Capital Corporation
Consolidated Statements of Cash Flows

	For the years ended September 30
	2018	2017	2016
Cash flows from operating activities
NET INCREASE/(DECREASE) IN NET ASSETS FROM OPERATIONS	$(110,924,002)	$(15,076,646)	$(27,962,085)
ADJUSTMENTS TO RECONCILE NET INCREASE/(DECREASE) IN NET ASSETS FROM OPERATIONS TO NET CASH PROVIDED/(USED) BY OPERATING ACTIVITIES:
Investment increases due to payment-in-kind interest	(9,545,703)	(14,743,799)	(14,442,519)
Net amortization of premium/(discount) on investments	(959,112)	(1,362,534)	(874,204)
Amortization of debt issuance costs	3,583,158	4,587,474	3,550,181
Net realized (gain)/loss from investments	89,221,587	73,086,299	39,382,650
Net deferred income taxes	(911,936)	(1,091,788)	206,368
Net unrealized (appreciation)/depreciation on investments	32,194,149	(21,644,366)	42,257,455
Proceeds from sale and settlements of investments	267,611,933	281,354,722	333,056,400
Purchases, originations and participations	(196,961,869)	(239,496,926)	(97,472,088)
Loss on extinguishment of debt	2,386,957	1,096,682	—
(Increase)/decrease in operating assets:
Interest receivable	2,993,972	(388,894)	560,393
Other assets	(98,620)	(2,428,682)	(336,853)
Fees receivable	578,480	637,627	(13,749)
Receivable for dispositions and investments sold	71,638	457,484	(110,511)
Increase/(decrease) in operating liabilities:
Management and incentive fees payable, net	(964,330)	(246,615)	(5,403,915)
Interest and fees payable	(479,873)	2,045,868	400,092
Accounts payable and accrued expenses	1,072,287	(799,404)	159,508
Administrator expenses payable	(51,248)	(130,442)	(10,610)
Deferred revenue	(67,400)	(110,253)	(32,224)
Due to affiliate	(42,296)	(9,212)	(18,605)
NET CASH PROVIDED/(USED) BY OPERATING ACTIVITIES	78,707,772	65,736,595	272,895,684

Cash flows from financing activities
Borrowings on debt	140,775,690	213,863,443	147,112,825
Paydowns on debt	(217,500,000)	(232,500,000)	(251,800,000)
Debt issuance costs paid	(6,515,112)	(1,536,137)	(4,363,830)
Payments of cash dividends	(28,326,588)	(41,400,401)	(62,122,756)
Offering costs paid	(47,739)	(76,805)	(80,944)
Repurchase of common stock under stock repurchase program	—	—	(12,869,972)
NET CASH PROVIDED/(USED) BY FINANCING ACTIVITIES	(111,613,749)	(61,649,900)	(184,124,677)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(32,905,977)	4,086,695	88,771,007
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	108,571,958	104,485,263	15,714,256
CASH AND CASH EQUIVALENTS, END OF YEAR	$75,665,981	$108,571,958	$104,485,263

Supplemental Information:
Interest paid during the year	$24,676,749	$24,692,824	$26,249,761
Supplemental non-cash information:
Payment-in-kind interest income	$10,774,564	$15,844,805	$12,540,818
Net amortization of premium/(discount) on investments	$959,112	$1,362,534	$874,204
Amortization of debt issuance costs	$(3,583,158)	$(4,587,474)	$(3,550,181)
Non-cash purchase of investments	$7,443,658	$118,256,477	$31,883,728
Non-cash sale of investments	$7,443,658	$118,256,477	$31,883,728

See accompanying notes to consolidated financial statements.

Medley Capital Corporation
Consolidated Schedule of Investments
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Non-Controlled/Non-Affiliated Investments:
3SI Security Systems, Inc.	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 5.75% Cash, 1.00% LIBOR Floor)(14)	6/16/2023	$17,325,000	$17,325,000	$17,325,000	5.4%
				17,325,000	17,325,000	17,325,000
Accupac, Inc.(7)	Containers, Packaging & Glass	Senior Secured First Lien Term Loan (LIBOR + 4.50% Cash, 1.00% LIBOR Floor)(13)(19)	9/14/2023	9,788,793	9,788,793	9,788,793	3.1%
				9,788,793	9,788,793	9,788,793
Alpine SG, LLC(7)	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	11/16/2022	13,398,750	13,398,750	13,398,750	4.2%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	11/16/2022	6,617,630	6,617,630	6,617,630	2.1%
		Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	11/16/2022	—	—	—	0.0%
				20,016,380	20,016,380	20,016,380
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	9/25/2023	6,500,000	6,500,000	6,565,000	2.1%
				6,500,000	6,500,000	6,565,000
Asurion, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(13)	8/4/2025	7,000,000	7,091,560	7,140,000	2.2%
				7,000,000	7,091,560	7,140,000
Autosplice, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(14)	6/17/2020	13,891,687	13,891,687	13,958,367	4.3%
				13,891,687	13,891,687	13,958,367
Barry’s Bootcamp Holdings, LLC(7)	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	7/14/2022	7,628,570	7,628,570	7,505,750	2.3%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	7/14/2022	—	—	—	0.0%
		Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	7/14/2022	2,200,000	2,200,000	2,200,000	0.7%
				9,828,570	9,828,570	9,705,750
Be Green Packaging, LLC	Containers, Packaging & Glass	Equity - 417 Common Units		—	416,250	—	0.0%
				—	416,250	—

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Black Angus Steakhouses, LLC(7)	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	4/24/2020	7,495,536	7,495,536	7,373,065	2.3%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	4/24/2020	—	—	—	0.0%
		Revolving Credit Facility (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)(17)	4/24/2020	267,857	267,857	267,857	0.1%
				7,763,393	7,763,393	7,640,922
Brook & Whittle Holding Corp.(7)	Containers, Packaging & Glass	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	10/17/2023	1,320,297	1,320,297	1,331,381	0.4%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(18)	10/17/2023	—	—	—	0.0%
				1,320,297	1,320,297	1,331,381
Central States Dermatology Services, LLC(7)	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	4/20/2022	1,076,331	1,076,331	1,076,331	0.3%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)(19)	4/20/2022	270,991	270,991	270,991	0.1%
				1,347,322	1,347,322	1,347,322
CP OPCO, LLC	Services: Consumer	Senior Secured First Lien Term Loan B (Prime + 5.50% PIK)(10)(15)	4/1/2019	1,375,911	1,210,237	234,042	0.1%
		Senior Secured First Lien Term Loan C (Prime + 8.50% PIK)(10)(15)	4/1/2019	10,352,733	4,060,507	—	0.0%
		Preferred Facility (Prime + 7.00% PIK)(10)(15)	4/1/2019	5,883,641	—	—	0.0%
		Equity - 232 Common Units		—	—	—	0.0%
				17,612,285	5,270,744	234,042
CPI International, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan (LIBOR + 7.25% Cash, 1.00% LIBOR Floor)(13)	7/28/2025	4,010,025	3,992,123	4,034,486	1.3%
				4,010,025	3,992,123	4,034,486
Crow Precision Components, LLC	Aerospace & Defense	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	9/30/2019	12,890,000	12,890,000	12,890,000	4.0%
		Equity - 350 Common Units		—	700,000	521,203	0.2%
				12,890,000	13,590,000	13,411,203
CT Technologies Intermediate Holdings, Inc.(12)	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(13)	12/1/2022	7,500,000	7,500,000	7,223,250	2.2%
				7,500,000	7,500,000	7,223,250
DataOnline Corp.(7)	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.75% Cash, 1.00% LIBOR Floor)(14)	7/31/2025	16,000,000	16,000,000	16,000,000	5.0%
		Revolving Credit Facility (LIBOR + 5.75% Cash, 1.00% LIBOR Floor)(14)(17)	7/31/2024	—	—	—	0.0%
				16,000,000	16,000,000	16,000,000

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Dream Finders Homes, LLC	Construction & Building	Senior Secured First Lien Term Loan B (LIBOR + 14.50% Cash)(16)	10/1/2019	2,418,494	2,418,494	2,418,494	0.8%
		Preferred Equity (8.00% PIK)		3,866,737	3,866,737	3,866,737	1.2%
				6,285,231	6,285,231	6,285,231
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan (LIBOR + 13.50% PIK)(10)(16)	5/6/2019	20,952,402	18,674,779	6,040,577	1.9%
				20,952,402	18,674,779	6,040,577
Engineered Machinery Holdings, Inc.	Capital Equipment	Senior Secured Second Lien Term Loan (LIBOR + 7.25% Cash, 1.00% LIBOR Floor)(14)	7/18/2025	1,671,064	1,656,132	1,662,708	0.5%
				1,671,064	1,656,132	1,662,708
FKI Security Group, LLC(12)	Capital Equipment	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	3/30/2020	11,281,250	11,281,250	11,281,250	3.5%
				11,281,250	11,281,250	11,281,250
Footprint Acquisition, LLC	Services: Business	Preferred Equity (8.75% PIK)		6,677,895	6,677,895	6,677,895	2.1%
		Equity - 150 Common Units		—	—	1,753,260	0.6%
				6,677,895	6,677,895	8,431,155
Freedom Powersports, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 10.00% Cash, 1.50% LIBOR Floor)(14)	9/26/2019	10,930,000	10,930,000	10,930,000	3.4%
				10,930,000	10,930,000	10,930,000
Friedrich Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(13)	2/7/2023	9,950,349	9,950,349	9,950,349	3.1%
				9,950,349	9,950,349	9,950,349
Global Accessories Group, LLC(12)	Consumer goods: Non-durable	Equity - 3.8% Membership Interest		—	151,337	151,339	0.0%
				—	151,337	151,339
Heligear Acquisition Co.	Aerospace & Defense	Senior Secured First Lien Note (10.25% Cash)(8)	10/15/2019	20,000,000	20,000,000	19,268,000	6.0%
				20,000,000	20,000,000	19,268,000
The Imagine Group, LLC(24)	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan (LIBOR + 8.75% Cash, 1.00% LIBOR Floor)(13)	6/21/2023	3,000,000	2,962,275	2,750,100	0.9%
				3,000,000	2,962,275	2,750,100
Impact Group, LLC(7)(25)	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)	6/27/2023	3,457,319	3,457,319	3,457,319	1.1%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)(19)	6/27/2023	1,427,914	1,427,914	1,427,914	0.5%
				4,885,233	4,885,233	4,885,233
InterFlex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)	8/18/2022	14,062,500	14,062,500	13,048,594	4.1%
				14,062,500	14,062,500	13,048,594
Jackson Hewitt Tax Service Inc.	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.25% Cash)	5/31/2023	7,000,000	7,000,000	7,000,000	2.2%
				7,000,000	7,000,000	7,000,000
L & S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	2/15/2022	19,529,449	19,529,449	19,765,755	6.2%
				19,529,449	19,529,449	19,765,755

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Lighting Science Group Corporation	Containers, Packaging & Glass	Warrants - 1.01% of Outstanding Equity(20)	2/19/2024	—	955,680	50,000	0.0%
				—	955,680	50,000
Manna Pro Products, LLC(7)	Consumer goods: Non-durable	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(13)	12/8/2023	5,453,570	5,453,570	5,434,482	1.7%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(13)(19)	12/8/2023	670,363	670,363	666,517	0.2%
				6,123,933	6,123,933	6,100,999
Midcoast Energy, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan (LIBOR + 5.50% Cash, 1.00% LIBOR Floor)(14)	8/1/2025	3,000,000	2,970,391	3,003,900	0.9%
				3,000,000	2,970,391	3,003,900
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loan (LIBOR + 11.50% PIK, 0.75% LIBOR Floor)(10)(14)	12/31/2018	21,925,733	19,746,873	8,814,145	2.7%
				21,925,733	19,746,873	8,814,145
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 9.50% Cash, 1.00% LIBOR Floor)(14)	10/11/2021	8,151,557	7,813,946	7,654,312	2.4%
		Senior Secured First Lien Term Loan A (LIBOR + 9.50% Cash, 1.00% LIBOR Floor)(14)	10/11/2021	2,808,500	2,808,500	2,637,182	0.8%
		Warrants - 1.56% of Outstanding Equity	1/9/2027	—	499,751	—	0.0%
				10,960,057	11,122,197	10,291,494
Point.360	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00% PIK)(10)(16)	7/8/2020	2,103,712	2,103,712	1,051,856	0.3%
		Equity - 479,283 Common Units		—	129,406	—	0.0%
		Warrants - 2.8% of Outstanding Equity	7/8/2020	—	52,757	—	0.0%
				2,103,712	2,285,875	1,051,856
RateGain Technologies, Inc.	Hotel, Gaming & Leisure	Unsecured Debt	7/31/2020	761,905	761,905	761,905	0.2%
		Unsecured Debt	7/31/2021	761,905	761,905	761,905	0.2%
				1,523,810	1,523,810	1,523,810
Redwood Services Group, LLC(7)	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	6/6/2023	6,022,406	6,022,406	6,022,406	1.9%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(13)	6/6/2023	1,373,485	1,373,485	1,373,485	0.4%
		Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	6/6/2023	—	—	—	0.0%
				7,395,891	7,395,891	7,395,891

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
RMS Holding Company, LLC(7)	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	11/16/2022	15,269,745	15,269,745	15,269,745	4.8%
		Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	11/16/2022	1,073,204	1,073,204	1,066,744	0.3%
				16,342,949	16,342,949	16,336,489
SavATree, LLC(7)	Environmental Industries	Senior Secured First Lien Term Loan (LIBOR + 5.25% Cash, 1.00% LIBOR Floor)(14)	6/2/2022	1,858,855	1,858,855	1,858,855	0.6%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 5.25% Cash, 1.00% LIBOR Floor)(14)(19)	6/2/2022	43,225	43,225	43,225	0.0%
				1,902,080	1,902,080	1,902,080
Sendero Drilling Company, LLC	Energy: Oil & Gas	Unsecured Debt (8.00% Cash)	8/31/2019	850,000	850,000	850,000	0.3%
				850,000	850,000	850,000
Seotowncenter, Inc.	Services: Business	Equity - 3,249.697 Common Units		—	500,000	532,885	0.2%
				—	500,000	532,885
SFP Holding, Inc.(7)	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)	9/1/2022	9,739,371	9,739,371	9,739,371	3.0%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)(17)	9/1/2022	1,005,364	1,005,364	1,005,364	0.3%
		Equity - 1.42% Company Interest		—	736,905	736,905	0.2%
				10,744,735	11,481,640	11,481,640
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(10)(14)	7/31/2020	7,330,098	7,136,156	3,512,583	1.1%
				7,330,098	7,136,156	3,512,583
SMART Financial Operations, LLC(7)	Retail	Senior Secured First Lien Term Loan (LIBOR + 10.00% Cash, 1.00% LIBOR Floor)(14)	11/22/2021	2,775,000	2,775,000	2,775,833	0.9%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 10.00% Cash, 1.00% LIBOR Floor)(14)	11/22/2021	2,325,000	2,325,000	2,326,418	0.7%
		Equity - 700,000 Class A Preferred Units		—	700,000	700,000	0.2%
				5,100,000	5,800,000	5,802,251
SRS Software, LLC	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 7.00% Cash, 1.00% LIBOR Floor)(14)	2/17/2022	7,387,500	7,387,500	7,461,375	2.3%
				7,387,500	7,387,500	7,461,375
Stancor, Inc.	Services: Business	Equity - 263,814.43 Class A Units		—	263,814	274,367	0.1%
				—	263,814	274,367
Starfish Holdco, LLC	High Tech Industries	Senior Secured Second Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(13)	8/18/2025	4,000,000	3,945,676	4,000,000	1.2%
				4,000,000	3,945,676	4,000,000

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Trans-Fast Remittance LLC(7)	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)(17)	12/2/2021	3,567,857	3,567,857	3,571,557	1.1%
		Revolving Credit Facility (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)(17)	12/2/2021	1,875,000	1,875,000	1,875,000	0.6%
				5,442,857	5,442,857	5,446,557
Vail Holdco Corp	Wholesale	Equity - 10,702 Shares of Series A Preferred Stock (12.50% PIK)(8)		10,702,000	10,276,214	10,234,323	3.2%
		Equity - 7,700 Shares of Junior Convertible Preferred Stock		7,700,000	7,700,000	7,700,000	2.4%
		Warrants - 0.4875% of Outstanding Equity		—	425,787	580,416	0.2%
				18,402,000	18,402,001	18,514,739
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 11.00% Cash, 1.00% LIBOR Floor)(14)	4/28/2023	808,000	734,073	734,553	0.2%
		Equity – 5,441 Class A Units		—	302,464	302,464	0.1%
		Warrants – 0.65% of Outstanding Equity	3/30/2028	—	361,667	361,667	0.1%
				808,000	1,398,204	1,398,684
Walker Edison Furniture Company LLC	Consumer goods: Durable	Senior Secured First Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	9/26/2024	13,807,500	13,807,500	13,807,500	4.3%
		Equity - 1,500 Common Units		—	1,500,000	1,500,000	0.5%
				13,807,500	15,307,500	15,307,500
Watermill-QMC Midco, Inc.	Automotive	Equity - 1.3% Partnership Interest(9)		—	518,283	698,024	0.2%
				—	518,283	698,024
Xebec Global Holdings, LLC	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.50% Cash, 1.00% LIBOR Floor)(14)	2/12/2024	4,225,918	4,225,918	4,225,918	1.3%
				4,225,918	4,225,918	4,225,918
Subtotal Non-Controlled/Non-Affiliated Investments				$438,395,898	$428,717,777	$393,149,374

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Affiliated Investments:
1888 Industrial Services, LLC(7)(23)	Energy: Oil & Gas	Senior Secured First Lien Term Loan A (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(14)	9/30/2021	$8,984,232	$8,984,232	$8,984,232	2.8%
		Senior Secured First Lien Term Loan B (LIBOR + 8.00% PIK, 1.00% LIBOR Floor)(14)	9/30/2021	21,762,155	19,326,112	19,725,217	6.1%
		Revolving Credit Facility (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(14)(17)	9/30/2021	3,593,693	3,593,693	3,593,693	1.1%
		Equity - 21,562.16 Class A Units		—	—	—	0.0%
				34,340,080	31,904,037	32,303,142
Access Media Holdings, LLC(7)	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan (10.00% PIK)(10)	7/22/2020	9,072,532	8,446,385	5,876,279	1.8%
		Preferred Equity Series A		1,600,000	1,600,000	—	0.0%
		Preferred Equity Series AA		800,000	800,000	—	0.0%
		Preferred Equity Series AAA		899,200	899,200	(172,800)	(0.1)%
		Equity - 16 Common Units		—	—	—	0.0%
				12,371,732	11,745,585	5,703,479
Brantley Transportation LLC(12)	Energy: Oil & Gas	Senior Secured First Lien Term Loan (12.00% PIK)(10)	8/2/2017	12,829,552	9,000,000	2,882,800	0.9%
		Senior Secured First Lien Delayed Draw (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(13)	8/2/2017	503,105	503,105	503,105	0.2%
		Equity - 7.5 Common Units		—	—	—	0.0%
				13,332,657	9,503,105	3,385,905

Caddo Investors Holdings 1 LLC	Forest Products & Paper	Equity - 6.15% Membership Interest		2,500,000	2,500,000	2,500,000	0.8%
				2,500,000	2,500,000	2,500,000
JFL-NGS Partners, LLC	Construction & Building	Preferred Equity - A-2 Preferred (3.00% PIK)		31,468,755	31,468,755	31,468,755	9.8%
		Preferred Equity - A-1 Preferred (3.00% PIK)		4,072,311	4,072,311	4,072,311	1.3%
		Equity - 57,300 Class B Units		—	57,300	9,825,804	3.1%
				35,541,066	35,598,366	45,366,870
JFL-WCS Partners, LLC	Environmental Industries	Preferred Equity - Class A Preferred (6.00% PIK)		1,166,292	1,166,292	1,166,292	0.4%
		Equity - 129,588 Class B Units		—	129,588	215,116	0.1%
				1,166,292	1,295,880	1,381,408
US Multifamily, LLC(11)	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (10.00% Cash)	6/17/2021	6,670,000	6,670,000	6,670,000	2.1%
		Equity - 33,300 Preferred Units		—	3,330,000	3,330,000	1.0%
				6,670,000	10,000,000	10,000,000
Subtotal Affiliated Investments				$105,921,827	$102,546,973	$100,640,804

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Controlled Investments:(5)
Capstone Nutrition	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(10)(14)	9/25/2020	$30,252,541	$20,846,571	$12,657,663	3.9%
		Senior Secured First Lien Delayed Draw (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(10)(14)	9/25/2020	13,604,437	9,686,866	5,692,096	1.8%
		Senior Secured First Lien Incremental Delayed Draw (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(14)	9/25/2020	2,242,721	2,242,721	2,242,721	0.7%
		Equity - 4,664.6 Class B Units and 9,424.4 Class C Units		—	12	—	0.0%
		Equity - 2,932.3 Common Units		—	400,003	—	0.0%
				46,099,699	33,176,173	20,592,480
MCC Senior Loan Strategy JV I LLC(11)	Multisector Holdings	Equity - 87.5% ownership of MCC Senior Loan Strategy JV I LLC		—	78,575,000	78,370,891	24.4%
				—	78,575,000	78,370,891
NVTN LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan (LIBOR + 4.00% Cash, 1.00% LIBOR Floor)(13)	11/9/2020	4,005,990	4,005,990	4,005,990	1.2%
		Senior Secured First Lien Term Loan B (LIBOR + 9.25% PIK, 1.00% LIBOR Floor)(13)	11/9/2020	11,837,367	11,837,367	11,837,367	3.7%
		Senior Secured First Lien Term Loan C (LIBOR + 12.00% PIK, 1.00% LIBOR Floor)(13)	11/9/2020	7,479,397	7,479,397	7,479,397	2.3%
		Equity - 787.4 Class A Units		—	9,550,922	—	0.0%
				23,322,754	32,873,676	23,322,754
OmniVere, LLC	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 13.00% PIK)(10)(16)	5/5/2019	29,590,984	22,880,599	—	0.0%
		Senior Secured First Lien Term Loan (8.00% PIK)(10)	5/5/2019	4,392,738	4,337,049	1,374,048	0.4%
		Unsecured Debt (8.00% PIK)(10)	7/24/2025	28,912,172	22,727,575	—	0.0%
		Equity - 5,055.56 Common Units		—	872,698	—	0.0%
				62,895,894	50,817,921	1,374,048

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
TPG Plastics LLC	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan (Prime + 0.00% Cash)(15)	12/31/2019	401,346	401,346	401,346	0.1%
		Unsecured Debt (10.00% Cash)(21)		360,000	360,000	360,000	0.1%
		Unsecured Debt (1.00% Cash)(22)		646,996	646,996	646,996	0.2%
		Equity - 35 Class B Units		—	2,670,154	2,670,154	0.8%
				1,408,342	4,078,496	4,078,496
URT Acquisition Holdings Corporation	Services: Business	Senior Secured Second Lien Term Loan (LIBOR + 8.00% PIK, 2.00% LIBOR Floor)(14)	5/2/2022	15,112,754	15,112,754	15,112,754	4.7%
		Preferred Equity (12.00% PIK)		5,850,794	5,850,794	5,850,795	1.8%
		Equity - 397,466 Common Units		—	12,936,879	12,937,518	4.0%
				20,963,548	33,900,427	33,901,067
Subtotal Controlled Investments				$154,690,237	$233,421,693	$161,639,736
Total Investments, September 30, 2018				$699,007,962	$764,686,443	$655,429,914	204.1%

____________

(1)      All of our investments are domiciled in the United States. Certain investments also have international operations.

(2)      Par amount includes accumulated payment-in-kind (“PIK”) interest and is net of repayments.

(3)      Gross unrealized appreciation, gross unrealized depreciation, and net unrealized depreciation for federal income tax purposes totaled $17,795,949, $120,259,250, and $102,463,301, respectively. The tax cost basis of investments is $757,893,215 as of September 30, 2018.

(4)      Percentage is based on net assets of $321,178,727 as of September 30, 2018.

(5)      Control Investments are defined by the Investment Company Act of 1940, as amended (the “1940 Act”), as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(6)      Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of ASC 820 fair value hierarchy (see Note 4).

(7)      The investment has an unfunded commitment as of September 30, 2018 (see Note 8), and includes an analysis of the value of any unfunded commitments.

(8)      Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $29,502,323 and 9.2% of net assets as of September 30, 2018, and are considered restricted securities.

(9)      Represents 1.3% partnership interest in Watermill-QMC Partners, LP, and Watermill-EMI Partners, LP.

(10)    The investment was on non-accrual status as of September 30, 2018.

(11)    The investment is not a qualifying asset as defined under Section 55(a) of 1940 Act, in a whole, or in part. As of September 30, 2018, 13.5% of the Company’s portfolio investments were non-qualifying assets.

(12)    A portion of this investment was sold via a participation agreement. The amount stated is the portion retained by Medley Capital Corporation (see Note 3).

(13)    The interest rate on these loans is subject to the greater of a London Interbank Offering Rate (’‘LIBOR’’) floor, or 1 month LIBOR plus a base rate. The 1 month LIBOR as of September 30, 2018 was 2.24%.

(14)    The interest rate on these loans is subject to the greater of a LIBOR floor, or 3 month LIBOR plus a base rate. The 3 month LIBOR as of September 30, 2018 was 2.39%.

(15)    These loans bear interest at an alternate base rate, or in the case of these particular investments the Prime Rate set by the Federal Reserve, plus a given spread. The Prime Rate in effect at September 30, 2018 was 5.25%.

(16)    The interest rate on these loans is subject to 3 month LIBOR plus a base rate. The 3 month LIBOR as of September 30, 2018 was 2.39%.

(17)    This investment earns 0.50% commitment fee on all unused commitment as of September 30, 2018, and is recorded as a component of interest income on the Consolidated Statements of Operations.

(18)    This investment earns 0.75% commitment fee on all unused commitment as of September 30, 2018, and is recorded as a component of interest income on the Consolidated Statements of Operations.

(19)    This investment earns 1.00% commitment fee on all unused commitment as of September 30, 2018, and is recorded as a component of interest income on the Consolidated Statements of Operations.

(20)    This investment represents a Level 2 security in the ASC 820 table as of September 30, 2018 (see Note 4).

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

(21)    This investment is scheduled to repay a percentage of the outstanding principal on a quarterly basis. Upon TPG Plastics, LLC obtaining all environmental and product testing authorizations, licenses and permits from all applicable governmental authorities, the remaining outstanding principal shall be repaid in full.

(22)    This investment shall convert to equity upon TPG Plastics, LLC obtaining all environmental and product testing authorizations, licenses and permits from all applicable governmental authorities. Upon conversion Medley Capital Corporation will continue to own 35% of the equity of TPG Plastics, LLC.

(23)    Investment changed its name from AAR Intermediate Holdings, LLC during FY 2018.

(24)    Investment changed its name from Imagine! Print Solutions, LLC during FY 2018.

(25)    Investment changed its name from Impact Sales, LLC during FY 2018.

See accompanying notes to consolidated financial statements.

Medley Capital Corporation
Consolidated Schedule of Investments
September 30, 2017

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Non-Controlled/Non-Affiliated Investments:
3SI Security Systems, Inc.	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)	6/16/2023	$17,500,000	$17,500,000	$17,500,000	3.8%
				17,500,000	17,500,000	17,500,000
Accupac, Inc.(7)	Containers, Packaging & Glass	Senior Secured First Lien Term Loan (LIBOR + 4.50% Cash, 1.00% LIBOR Floor)(13)(18)	9/14/2023	9,887,670	9,887,670	9,887,670	2.2%
				9,887,670	9,887,670	9,887,670
Advanced Diagnostic Holdings, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	12/11/2020	14,776,537	14,776,537	14,776,537	3.2%
				14,776,537	14,776,537	14,776,537
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	9/25/2023	6,500,000	6,500,000	6,578,000	1.4%
				6,500,000	6,500,000	6,578,000
Autosplice, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(14)	6/30/2019	14,262,133	14,262,133	14,342,001	3.1%
				14,262,133	14,262,133	14,342,001
Avantor Performance Materials Holdings, LLC	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan (LIBOR + 8.25% Cash, 1.00% LIBOR Floor)(13)	3/10/2025	1,000,000	990,465	1,020,000	0.2%
				1,000,000	990,465	1,020,000
Barry’s Bootcamp Holdings, LLC(7)	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	7/14/2022	7,628,570	7,628,570	7,628,570	1.7%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	7/14/2022	—	—	—	0.0%
		Revolving Credit Facility (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)(17)	7/14/2022	—	—	—	0.0%
				7,628,570	7,628,570	7,628,570
Be Green Packaging, LLC	Containers, Packaging & Glass	Equity - 417 Common Units		—	416,250	—	0.0%
				—	416,250	—
Black Angus Steakhouses, LLC(7)	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	4/24/2020	7,700,893	7,700,893	7,375,190	1.6%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	4/24/2020	—	—	—	0.0%
		Revolving Credit Facility (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)(17)	4/24/2020	376,360	376,360	343,324	0.1%
				8,077,253	8,077,253	7,718,514

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2017

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Central States Dermatology Services, LLC(7)	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	4/20/2022	1,087,248	1,087,248	1,087,248	0.2%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)(18)	4/20/2022	155,930	155,930	155,930	0.0%
				1,243,178	1,243,178	1,243,178
Comfort Holding, LLC	Consumer goods: Durable	Senior Secured Second Lien Term Loan (LIBOR + 10.00% Cash, 1.00% LIBOR Floor)(13)	2/3/2025	1,000,000	961,738	850,200	0.2%
				1,000,000	961,738	850,200
CP OPCO, LLC(7)	Services: Consumer	Senior Secured First Lien Term Loan B (ABR + 5.50% PIK, 4.25% ABR Floor)(10)	3/31/2019	1,244,335	1,210,237	338,459	0.1%
		Senior Secured First Lien Term Loan C (ABR + 8.50% PIK, 4.25% ABR Floor)(10)	3/31/2019	9,088,659	4,060,507	—	0.0%
		Preferred Facility (ABR + 7.00% PIK, 3.75% ABR Floor)(10)	3/31/2019	5,297,476	—	—	0.0%
		Revolving Credit Facility (ABR + 3.50% Cash, 4.25% ABR Floor)	3/31/2019	—	—	—	0.0%
		Equity - 232 Common Units		—	—	—	0.0%
				15,630,470	5,270,744	338,459
CPI International, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan (LIBOR + 7.25% Cash, 1.00% LIBOR Floor)(13)	7/26/2025	5,000,000	4,975,352	4,975,000	1.1%
				5,000,000	4,975,352	4,975,000
Crow Precision Components, LLC	Aerospace & Defense	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	9/30/2019	13,277,500	13,277,500	13,246,962	2.9%
		Equity - 350 Common Units		—	700,000	273,808	0.1%
				13,277,500	13,977,500	13,520,770
CT Technologies Intermediate Holdings, Inc.(12)	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(13)	12/1/2022	7,500,000	7,500,000	7,500,000	1.6%
				7,500,000	7,500,000	7,500,000
DHISCO Electronic Distribution, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan A (LIBOR + 8.50% PIK, 1.50% LIBOR Floor)(14)	11/10/2019	4,005,143	4,005,143	4,005,143	0.9%
		Senior Secured First Lien Term Loan B (LIBOR + 11.00% PIK, 1.50% LIBOR Floor)(14)	11/10/2019	14,732,716	14,732,716	14,732,716	3.2%
		Senior Secured First Lien Term Loan C (LIBOR + 12.25% PIK, 1.50% LIBOR Floor)(10)(14)	11/10/2019	12,751,998	11,600,575	6,375,999	1.4%
		Senior Secured First Lien Term Loan D (LIBOR + 13.25% PIK, 1.50% LIBOR Floor)(10)(14)	11/10/2019	11,956,119	4,701,476	—	0.0%
		Equity - 1,230,769 Class A Units		—	1,230,769	—	0.0%
				43,445,976	36,270,679	25,113,858

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2017

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Dream Finders Homes, LLC	Construction & Building	Senior Secured First Lien Term Loan B (LIBOR + 14.50% Cash)(16)	10/1/2018	3,460,972	3,417,279	3,495,581	0.8%
		Preferred Equity (8.00% PIK)		3,571,500	3,571,500	3,571,500	0.8%
				7,032,472	6,988,779	7,067,081
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan (13.50% PIK + LIBOR)(16)	6/6/2018	18,201,153	18,201,153	15,492,821	3.4%
				18,201,153	18,201,153	15,492,821
Engineered Machinery Holdings, Inc.(7)	Capital Equipment	Senior Secured Second Lien Term Loan (LIBOR + 7.25% Cash, 1.00% LIBOR Floor)(14)	7/18/2025	1,519,149	1,504,143	1,503,957	0.3%
		Senior Secured Second Lien Delayed Draw Term Loan (LIBOR + 7.25% Cash, 1.00% LIBOR Floor)(14)(19)	7/18/2025	21,702	21,487	19,894	0.0%
				1,540,851	1,525,630	1,523,851
FKI Security Group, LLC(12)	Capital Equipment	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	3/30/2020	11,656,250	11,656,250	11,656,250	2.5%
				11,656,250	11,656,250	11,656,250
Footprint Acquisition, LLC	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash)(15)	2/27/2020	5,117,626	5,117,626	5,117,626	1.1%
		Preferred Equity (8.75% PIK)		6,124,188	6,124,188	5,427,255	1.2%
		Equity - 150 Common Units		—	—	—	0.0%
				11,241,814	11,241,814	10,544,881
Freedom Powersports, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 10.00% Cash, 1.50% LIBOR Floor)(14)	9/26/2019	12,410,000	12,410,000	12,517,967	2.7%
				12,410,000	12,410,000	12,517,967
Friedrich Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 7.00% Cash, 1.00% LIBOR Floor)(13)	2/7/2023	10,000,000	10,000,000	10,094,000	2.2%
				10,000,000	10,000,000	10,094,000
Global Accessories Group, LLC(12)	Consumer goods: Non-durable	Equity - 3.8% Membership Interest		—	151,337	151,339	0.0%
				—	151,337	151,339
Harrison Gypsum, LLC(12)	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% PIK, 1.50% LIBOR Floor)(13)	12/21/2018	52,137,471	52,137,471	50,667,194	11.0%
				52,137,471	52,137,471	50,667,194
Heligear Acquisition Co.(8)	Aerospace & Defense	Senior Secured First Lien Note (10.25% Cash)	10/15/2019	20,000,000	20,000,000	20,478,000	4.4%
				20,000,000	20,000,000	20,478,000
The Imagine Group, LLC(25)	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan (LIBOR + 8.75% Cash, 1.00% LIBOR Floor)(14)	6/21/2023	3,000,000	2,956,403	2,955,000	0.6%
				3,000,000	2,956,403	2,955,000

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2017

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Impact Sales, LLC(7)(26)	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 7.00% Cash, 1.00% LIBOR Floor)(14)	12/30/2021	2,605,312	2,605,312	2,621,986	0.6%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 7.00% Cash, 1.00% LIBOR Floor)(14)(18)	12/30/2021	119,711	119,711	125,307	0.0%
				2,725,023	2,725,023	2,747,293
InterFlex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)	8/18/2022	14,812,500	14,812,500	14,812,500	3.2%
				14,812,500	14,812,500	14,812,500
JD Norman Industries, Inc.	Automotive	Senior Secured First Lien Term Loan (LIBOR + 12.25% Cash)(15)	3/6/2019	20,100,000	20,100,000	20,071,860	4.4%
				20,100,000	20,100,000	20,071,860
L & S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	2/15/2022	21,234,375	21,234,375	21,412,744	4.7%
				21,234,375	21,234,375	21,412,744
Lighting Science Group Corporation	Containers, Packaging & Glass	Senior Secured Second Lien Term (LIBOR + 10.00% Cash, 2.00% PIK)(16)	2/19/2019	13,865,893	13,531,508	13,386,133	2.9%
		Warrants - 0.98% of Outstanding Equity(21)	2/19/2024	—	955,680	—	0.0%
				13,865,893	14,487,188	13,386,133
Merchant Cash and Capital, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 13.00% Cash, 3.00% LIBOR Floor)(13)	5/31/2017	4,915,635	4,915,635	4,915,635	1.1%
		Senior Secured Second Lien Term Loan (17.00% PIK)(10)	5/4/2017	15,519,966	15,167,277	7,759,983	1.7%
				20,435,601	20,082,912	12,675,618
Nation Safe Drivers Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan (LIBOR + 8.00% Cash, 2.00% LIBOR Floor)(14)	9/29/2020	35,278,846	35,278,846	35,278,846	7.7%
				35,278,846	35,278,846	35,278,846
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 3.00% PIK, 0.75% LIBOR Floor)(14)	12/31/2018	21,127,331	21,127,331	21,127,331	4.6%
				21,127,331	21,127,331	21,127,331
The Plastics Group, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan (11.00% Cash, 2.00% PIK)	2/28/2019	21,755,233	21,755,233	18,992,318	4.1%
				21,755,233	21,755,233	18,992,318
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 9.50% Cash, 1.00% LIBOR Floor)(14)	10/11/2021	8,459,113	8,034,525	8,503,947	1.8%
		Senior Secured First Lien Term Loan A (LIBOR + 9.50% Cash, 1.00% LIBOR Floor)(14)	10/11/2021	2,808,500	2,808,500	2,823,385	0.6%
		Warrants - 1.56% of Outstanding Equity	1/9/2027	—	499,751	83,018	0.0%
				11,267,613	11,342,776	11,410,350

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2017

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Point.360	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00% PIK)(16)	7/8/2020	2,085,870	2,085,870	1,844,534	0.4%
		Equity - 479,283 Common Units(20)		—	129,406	38,343	0.0%
		Warrants - 2.8% of Outstanding Equity(21)	7/8/2020	—	52,757	21,103	0.0%
				2,085,870	2,268,033	1,903,980
Prince Mineral Holding Corp.(8)	Wholesale	Senior Secured First Lien Note (11.50% Cash)(21)	12/15/2019	6,800,000	6,767,560	7,066,560	1.5%
				6,800,000	6,767,560	7,066,560
Reddy Ice Corporation	Beverage & Food	Senior Secured Second Lien Term Loan (LIBOR + 9.50% Cash, 1.25% LIBOR Floor)(14)	11/1/2019	17,000,000	17,000,000	16,117,700	3.5%
				17,000,000	17,000,000	16,117,700
SavATree, LLC(7)	Environmental Industries	Senior Secured First Lien Term Loan (LIBOR + 5.25% Cash, 1.00% LIBOR Floor)(14)(18)	6/2/2022	1,330,000	1,330,000	1,330,000	0.3%
				1,330,000	1,330,000	1,330,000
Sendero Drilling Company, LLC	Energy: Oil & Gas	Warrants - 5.52% of Outstanding Equity	3/18/2019	—	793,523	2,188,676	0.5%
				—	793,523	2,188,676
Seotowncenter, Inc.(12)	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	9/11/2019	23,697,976	23,697,976	23,697,976	5.1%
		Equity - 3,249.697 Common Units		—	500,000	419,731	0.1%
				23,697,976	24,197,976	24,117,707
SFP Holding, Inc.(7)	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)(17)	9/1/2022	6,222,222	6,222,222	6,222,222	1.4%
		Equity - 1.42% Company Interest		—	600,000	600,000	0.1%
				6,222,222	6,822,222	6,822,222
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(14)	7/31/2020	7,648,798	7,648,798	7,337,492	1.6%
				7,648,798	7,648,798	7,337,492
SMART Financial Operations, LLC(7)	Retail	Senior Secured First Lien Term Loan (LIBOR + 10.00% Cash, 1.00% LIBOR Floor)(14)	11/22/2021	2,775,000	2,775,000	2,848,500	0.6%
		Equity - 700,000 Class A Preferred Units		—	700,000	735,000	0.2%
				2,775,000	3,475,000	3,583,500
SRS Software, LLC	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 7.00% Cash, 1.00% LIBOR Floor)(14)	2/17/2022	7,462,500	7,462,500	7,527,424	1.6%
				7,462,500	7,462,500	7,527,424

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2017

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Stancor, Inc.	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 0.75% LIBOR Floor)(13)	8/19/2019	4,346,364	4,346,364	4,346,364	0.9%
		Equity - 263,814.43 Class A Units		—	263,814	205,775	0.0%
				4,346,364	4,610,178	4,552,139
Starfish Holdco, LLC	High Tech Industries	Senior Secured Second Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	8/18/2025	4,000,000	3,940,532	3,940,000	0.9%
				4,000,000	3,940,532	3,940,000
Taylored Freight Services, LLC	Services: Business	Senior Secured Second Lien Term Loan (LIBOR + 9.50% Cash, 2.00% PIK, 1.50% LIBOR Floor)(14)	11/1/2017	14,895,052	14,895,052	14,895,052	3.2%
				14,895,052	14,895,052	14,895,052
Trans-Fast Remittance LLC(7)	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)(17)	12/2/2021	3,567,857	3,567,857	3,661,282	0.8%
		Revolving Credit Facility (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)	12/2/2021	1,875,000	1,875,000	1,875,000	0.4%
				5,442,857	5,442,857	5,536,282
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 4.00% Cash, 1.00% LIBOR Floor)(9)	5/14/2021	1,958,668	1,109,768	1,091,958	0.2%
		Senior Secured Second Lien Term Loan (LIBOR + 7.25% Cash, 1.00% LIBOR Floor)(9)	5/13/2022	24,000,000	21,696,167	4,080,000	0.9%
				25,958,668	22,805,935	5,171,958
Watermill-QMC Midco, Inc.	Automotive	Equity - Partnership Interest(23)		—	518,283	672,213	0.1%
				—	518,283	672,213
Wheels Up Partners LLC(12)	Aerospace & Defense	Senior Secured First Lien Delayed Draw (LIBOR + 8.55% Cash, 1.00% LIBOR Floor)(14)	10/15/2021	14,676,659	14,676,659	14,676,659	3.2%
				14,676,659	14,676,659	14,676,659
Subtotal Non-Controlled/Non-Affiliated Investments				$640,893,679	$625,108,198	$575,495,698

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2017

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Affiliated Investments:
1888 Industrial Services, LLC(7)(22)	Energy: Oil & Gas	Senior Secured First Lien Term Loan A (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(14)	9/30/2021	$8,984,232	$8,984,232	$8,984,232	2.0%
		Senior Secured First Lien Term Loan B (LIBOR + 8.00% PIK, 1.00% LIBOR Floor)(14)	9/30/2021	19,746,290	16,707,477	19,746,290	4.3%
		Revolving Credit Facility (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(14)(17)	9/30/2021	—	—	—	0.0%
		Equity - 21,562.16 Class A Units		—	—	—	0.0%
				28,730,522	25,691,709	28,730,522
Access Media Holdings, LLC(7)	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan (5.00% Cash, 5.00% PIK)	7/22/2020	8,340,525	8,340,525	8,340,525	1.8%
		Preferred Equity Series A		1,600,000	1,600,000	—	0.0%
		Preferred Equity Series AA		800,000	800,000	—	0.0%
		Preferred Equity Series AAA		363,200	363,200	43,200	0.0%
		Equity - 16 Common Units		—	—	—	0.0%
				11,103,725	11,103,725	8,383,725
Brantley Transportation LLC(7)(12)	Energy: Oil & Gas	Senior Secured First Lien Term Loan (12.00% PIK)(10)	8/2/2017	11,355,575	9,000,000	7,719,520	1.7%
		Senior Secured First Lien Delayed Draw (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(13)	8/2/2017	668,105	668,105	668,105	0.1%
		Equity - 7.5 Common Units		—	—	—	0.0%
				12,023,680	9,668,105	8,387,625
JFL-NGS Partners, LLC	Construction & Building	Preferred Equity - A-2 Preferred (3.00% PIK)		30,552,190	30,552,190	30,552,190	6.6%
		Preferred Equity - A-1 Preferred (3.00% PIK)		3,953,700	3,953,700	3,953,700	0.9%
		Equity - 57,300 Class B Units		—	57,300	63,603	0.0%
				34,505,890	34,563,190	34,569,493
US Multifamily, LLC(11)	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (10.00% Cash)	9/10/2019	6,670,000	6,670,000	6,670,000	1.5%
		Equity - 33,300 Preferred Units		—	3,330,000	3,330,000	0.7%
				6,670,000	10,000,000	10,000,000
Subtotal Affiliated Investments				$93,033,817	$91,026,729	$90,071,365

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2017

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Controlled Investments:(5)
Capstone Nutrition(12)	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(10)(14)	9/25/2020	$26,124,967	$20,803,397	$18,002,715	3.9%
		Senior Secured First Lien Delayed Draw (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(10)(14)	9/25/2020	11,304,251	9,153,997	7,789,760	1.7%
		Equity - 4,664.6 Class B Units and 9,424.4 Class C Units		—	12	—	0.0%
		Equity - 2,932.3 Common Units		—	400,003	—	0.0%
				37,429,218	30,357,409	25,792,475
MCC Senior Loan Strategy JV I LLC(11)	Multisector Holdings	Equity - 87.5% ownership of MCC Senior Loan Strategy JV I LLC		—	56,087,500	56,137,946	12.2%
				—	56,087,500	56,137,946
NVTN LLC(7)(22)	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan (LIBOR + 4.00% Cash, 1.00% LIBOR Floor)(13)	11/9/2020	3,505,990	3,505,990	3,505,990	0.8%
		Senior Secured First Lien Term Loan B (LIBOR + 9.25% PIK, 1.00% LIBOR Floor)(13)	11/9/2020	10,604,502	10,604,502	10,604,502	2.3%
		Senior Secured First Lien Term Loan C (LIBOR + 12.00% PIK, 1.00% LIBOR Floor)(13)	11/9/2020	6,518,046	6,518,046	6,518,046	1.4%
		Equity - 787.4 Class A Units		—	9,550,922	9,550,922	2.1%
				20,628,538	30,179,460	30,179,460
OmniVere, LLC	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 13.00% PIK)(10)(16)	5/5/2019	25,470,636	22,880,599	24,500,205	5.3%
		Senior Secured First Lien Term Loan (8.00% PIK)	5/5/2019	1,409,669	1,409,669	1,409,669	0.3%
		Unsecured Debt (8.00% PIK)(10)	7/24/2025	26,666,961	22,727,575	—	0.0%
		Equity - 5,055.56 Common Units		—	872,698	—	0.0%
				53,547,266	47,890,541	25,909,874
URT Acquisition Holdings Corporation	Services: Business	Senior Secured Second Lien Term Loan (LIBOR + 8.00% Cash, 2.00% LIBOR Floor)(14)	5/2/2022	14,966,563	14,966,563	14,966,563	3.3%
		Preferred Equity (12.00% PIK)		5,500,000	5,500,000	5,500,000	1.2%
		Equity - 397,466 Common Units		—	12,936,879	12,937,518	2.8%
				20,466,563	33,403,442	33,404,081
Subtotal Controlled Investments				$132,071,585	$197,918,352	$171,423,836
Total Investments, September 30, 2017				$865,999,081	$914,053,279	$836,990,899	181.8%

____________

(1)      All of our investments are domiciled in the United States. Certain investments also have international operations.

(2)      Par amount includes accumulated PIK interest and is net of repayments.

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2017

(3)      Gross unrealized appreciation, gross unrealized depreciation, and net unrealized depreciation for federal income tax purposes totaled $15,157,028, $82,394,835, and $67,237,807, respectively. The tax cost basis of investments is $903,754,350 as of September 30, 2017.

(4)      Percentage is based on net assets of $460,429,317 as of September 30, 2017.

(5)      Controlled Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(6)      Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of ASC 820 fair value hierarchy (see Note 4).

(7)      The investment has an unfunded commitment as of September 30, 2017 (see Note 8), and includes an analysis of the value of any unfunded commitments.

(8)      Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $27,544,560 and 5.9% of net assets as of September 30, 2017, and are considered restricted securities.

(9)      The interest rate on these loans is subject to the greater of a LIBOR floor, or 6 month LIBOR plus a base rate. The 6 month LIBOR as of September 30, 2017 was 1.50%.

(10)    The investment was on non-accrual status as of September 30, 2017.

(11)    The investment is not a qualifying asset as defined under Section 55(a) of 1940 Act, in a whole, or in part. As of September 30, 2017, 7.9% of the Company’s portfolio investments were non-qualifying assets.

(12)    A portion of this investment was sold via a participation agreement. The amount stated is the portion retained by Medley Capital Corporation (see Note 3).

(13)    The interest rate on these loans is subject to the greater of a LIBOR floor, or 1 month LIBOR plus a base rate. The 1 month LIBOR as of September 30, 2017 was 1.24%.

(14)    The interest rate on these loans is subject to the greater of a LIBOR floor, or 3 month LIBOR plus a base rate. The 3 month LIBOR as of September 30, 2017 was 1.33%.

(15)    The interest rate on these loans is subject to 1 month LIBOR plus a base rate. The 1 month LIBOR as of September 30, 2017 was 1.24%.

(16)    The interest rate on these loans is subject to 3 month LIBOR plus a base rate. The 3 month LIBOR as of September 30, 2017 was 1.33%.

(17)    This investment earns 0.50% commitment fee on all unused commitment as of September 30, 2017, and is recorded as a component of interest income on the Consolidated Statements of Operations.

(18)    This investment earns 1.00% commitment fee on all unused commitment as of September 30, 2017, and is recorded as a component of interest income on the Consolidated Statements of Operations.

(19)    This investment earns 7.25% commitment fee on all unused commitment as of September 30, 2017, and is recorded as a component of interest income on the Consolidated Statements of Operations.

(20)    This investment represents a Level 1 security in the ASC 820 table as of September 30, 2017 (see Note 4).

(21)    This investment represents a Level 2 security in the ASC 820 table as of September 30, 2017 (see Note 4).

(22)    Investment changed its name from DLR Restaurants LLC during fiscal year 2017.

(23)    Represents 1.3% partnership interest in Watermill-QMC Partners, LP, and Watermill-EMI Partners, LP.

(24)    Investment changed its name from AAR Intermediate Holdings, LLC during FY 2018.

(25)    Investment changed its name from Imagine! Print Solutions, LLC during FY 2018.

(26)    Investment changed its name from Impact Sales, LLC during FY 2018.

See accompanying notes to consolidated financial statements.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 1. Organization

Medley Capital Corporation (the “Company,” “we” and “us”) is a non-diversified closed end management investment company incorporated in Delaware that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We completed our initial public offering (“IPO”) and commenced operations on January 20, 2011. The Company has elected, and intends to qualify annually, to be treated, for U.S. federal income tax purposes, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). We are externally managed and advised by MCC Advisors LLC (“MCC Advisors”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), pursuant to an investment management agreement. MCC Advisors is a majority owned subsidiary of Medley LLC, which is controlled by Medley Management Inc. (NYSE: MDLY), a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. We use the term “Medley” to refer collectively to the activities and operations of Medley Capital LLC, Medley LLC, Medley Management Inc., Medley Group LLC, MCC Advisors, associated investment funds and their respective affiliates.

Medley Capital BDC LLC (the “LLC”), a Delaware limited liability company, was formed on April 23, 2010. On January 18, 2011, the LLC, in accordance with Delaware law, converted into Medley Capital Corporation, a Delaware corporation, and on January 20, 2011, the Company filed an election to be regulated as a BDC under the 1940 Act.

On January 20, 2011, the Company consummated its IPO, sold 11,111,112 shares of common stock at $12.00 per share and commenced its operations and investment activities. On February 24, 2011, an additional 450,000 shares of common stock were issued at a price of $12.00 per share pursuant to the partial exercise of the underwriters’ option to purchase additional shares. Net of underwriting fees and offering costs, the Company received total cash proceeds of approximately $129.6 million.

On January 20, 2011, the Company’s shares began trading on the New York Stock Exchange (“NYSE”) under the symbol “MCC”.

Prior to the consummation of our IPO, Medley Opportunity Fund LP (“MOF LP”), a Delaware limited partnership, and Medley Opportunity Fund, Ltd. (“MOF LTD”), a Cayman Islands exempted limited liability company, which are managed by an affiliate of MCC Advisors, transferred all of their respective interests in six loan participations in secured loans to middle market companies with a combined fair value, plus payment-in-kind interest and accrued interest thereon, of approximately $84.95 million (the “Loan Assets”) to MOF I BDC LLC (“MOF I BDC”), a Delaware limited liability company, in exchange for membership interests in MOF I BDC. As a result, MOF LTD owned approximately 90% of the outstanding MOF I BDC membership interests and MOF LP owned approximately 10% of the outstanding MOF I BDC membership interests.

On January 18, 2011, each of MOF LTD and MOF LP contributed their respective MOF I BDC membership interests to the LLC in exchange for LLC membership interests. As a result, MOF I BDC became a wholly-owned subsidiary of the LLC. As a result of the LLC’s conversion noted above, MOF LTD and MOF LP’s LLC membership interests were exchanged for 5,759,356 shares of the Company’s common stock at $14.75 per share. On February 23, 2012, MOF LTD and MOF LP collectively sold 4,406,301 shares of common stock in an underwritten public offering. See Note 7 for further information.

On March 26, 2013, our wholly-owned subsidiary, Medley SBIC LP (“SBIC LP”), a Delaware limited partnership which we own directly and through our wholly-owned subsidiary, Medley SBIC GP LLC, received a license from the Small Business Administration (“SBA”) to operate as a Small Business Investment Company (“SBIC”) under Section 301(c) of the Small Business Investment Company Act of 1958, as amended.

The Company has formed and expects to continue to form certain taxable subsidiaries (the “Taxable Subsidiaries”), which are taxed as corporations for federal income tax purposes. These Taxable Subsidiaries allow us to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 1. Organization (cont.)

The Company’s investment objective is to generate current income and capital appreciation by lending to privately-held middle market companies, primarily through directly originated transactions, to help these companies fund acquisitions, growth or refinancing. The portfolio generally consists of senior secured first lien term loans and senior secured second lien term loans. Occasionally, we will receive warrants or other equity participation features which we believe will have the potential to increase the total investment returns.

On January 26, 2018, the Company priced a debt offering in Israel of $121.3 million Series A Notes (the “2024 Notes”). The 2024 Notes will mature on February 27, 2024 and the principal will be payable in four annual installments, of which 25% will be payable on each February 27 for the years 2021 through 2024. The 2024 Notes are listed on the Tel Aviv Stock Exchange (“TASE”) and denominated in New Israeli Shekels, but linked to the US Dollar at a fixed exchange rate which mitigates any currency exposure to the Company. The 2024 Notes have not been and will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration under the Securities Act or in transactions exempt from, or not subject to, such registration requirements. In connection with this offering, we have dual listed our common stock on TASE.

Agreements and Plans of Mergers

On August 9, 2018, the Company entered into a definitive agreement to merge with Sierra Income Corporation (“Sierra”). Pursuant to the Agreement and Plan of Merger, dated as of August 9, 2018, by and between the Company and Sierra (the “MCC Merger Agreement”), the Company will merge with and into Sierra, with Sierra as the surviving entity (the “Combined Company”) in the merger (the “MCC Merger”). Under the MCC Merger, each share of our common stock issued and outstanding immediately prior to the MCC Merger effective time, other than shares of our common stock held by the Company, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive 0.8050 shares of the Sierra’s common stock. Simultaneously, pursuant to the Agreement and Plan of Merger (the “MDLY Merger Agreement”), dated as of August 9, 2018, by and among MDLY, Sierra, and Sierra Management, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of Sierra (“Merger Sub”), MDLY will merge with and into Merger Sub, with Merger Sub as the surviving company in the Merger (the “MDLY Merger” together with the MCC Merger, the “Mergers”), and MDLY’s existing asset management business will continue to operate as a wholly owned subsidiary of the Combined Company. In the MDLY Merger, each share of MDLY Class A common stock, issued and outstanding immediately prior to the MDLY Merger effective time, other than Dissenting Shares (as defined in the MDLY Merger Agreement) and shares of MDLY Class A common stock held by MDLY, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive (i) 0.3836 shares of Sierra’s common stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY’s stockholders will have the right to receive certain dividends and/or other payments. If the Mergers are successfully consummated, Sierra’s common stock will be listed on the NYSE under the symbol “SRA” and the TASE, with such listings expected to be effective as of the closing date of the Mergers. Upon completion of the Mergers, the investment portfolios of the Company and Sierra would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by its wholly controlled adviser subsidiary.

The Mergers are subject to the satisfaction or waiver of closing conditions, including, but not limited to: (a) the approval of the MCC Merger and the MDLY Merger by the Sierra’s stockholders by the affirmative vote of at least a majority of all its stockholders, the approval of the adoption of the MCC Merger Agreement by our stockholders, and the approval of the adoption of the MDLY Merger Agreement by MDLY’s stockholders, voting separately at their respective special meetings; (b) the receipt of an exemptive order from the SEC, an exemptive application for which has been filed by Sierra, the Company and MDLY and certain of their subsidiaries; and (c) the approval by the SBA relating to the transfer of MCC’s SBIC license. No assurance can be given that such SEC exemptive order will be issued or SBA approval will be received or that any of the other closing conditions will be satisfied or waived.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 2. Significant Accounting Policies

Basis of Presentation

The Company follows the accounting and reporting guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 946 (“ASC 946”). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”) and include the consolidated accounts of the Company and its wholly-owned subsidiary SBIC LP and its wholly-owned Taxable Subsidiaries. All references made to the “Company,” “we,” and “us” herein include Medley Capital Corporation and its consolidated subsidiaries, except as stated otherwise. Additionally, the accompanying consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-K and Article 10 of Regulation S-X of the Securities Act of 1933. In the opinion of management, the consolidated financial statements reflect all adjustments and reclassifications, which are of a normal recurring nature, that are necessary for the fair presentation of financial results as of and for the periods presented. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid investments with original maturities of three months or less. Cash and cash equivalents include deposits in a money market account. The Company deposits its cash in financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs

Deferred offering costs consist of fees and expenses incurred in connection with the public offering and sale of the Company’s common stock, including legal, accounting, printing fees and other related expenses, as well as costs incurred in connection with the filing of a shelf registration statement. These amounts are capitalized when incurred and recognized as a reduction of offering proceeds when the offering becomes effective or expensed upon expiration of the registration statement.

Debt Issuance Costs

Debt issuance costs, incurred in connection with our credit facilities, unsecured notes and SBA Debentures (see Note 5) are deferred and amortized over the life of the respective facility or instrument.

Indemnification

In the normal course of business, the Company enters into contractual agreements that provide general indemnifications against losses, costs, claims and liabilities arising from the performance of individual obligations under such agreements. The Company has had no material claims or payments pursuant to such agreements. The Company’s individual maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on management’s experience, the Company expects the risk of loss to be remote.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 2. Significant Accounting Policies (cont.)

Revenue Recognition

Interest income, adjusted for amortization of premiums and accretion of discounts, is recorded on an accrual basis. Dividend income, which represents dividends from equity investments and distributions from Taxable Subsidiaries, is recorded on the ex-dividend date and when the distribution is received, respectively.

The Company holds debt investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision. PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on the accrual basis to the extent such amounts are expected to be collected. PIK interest is not accrued if the Company does not expect the issuer to be able to pay all principal and interest when due. For the years ended September 30, 2018, 2017, and 2016, the Company earned approximately $10.8 million, $15.8 million, and $12.5 million in PIK interest, respectively.

Origination/closing, amendment and transaction break-up fees associated with investments in portfolio companies are recognized as income when we become entitled to such fees. Prepayment penalties received by the Company for debt instruments paid back to the Company prior to the maturity date are recorded as income upon repayment of debt. Administrative agent fees received by the Company are capitalized as deferred revenue and recorded as fee income when the services are rendered. Fee income for the years ended September 30, 2018, 2017, and 2016 was approximately $4.5 million, $6.6 million, and $7.5 million, respectively (see Note 9).

Investment transactions are accounted for on a trade date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. During the years ended September 30, 2018, 2017, and 2016, $73.0 million, $42.9 million, and $15.7 million, respectively, of our realized losses were related to certain non-cash restructuring transactions, which is included in the Consolidated Statements of Operations as a component of net realized gain/(loss) from investments. The Company reports changes in fair value of investments as a component of the net unrealized appreciation/(depreciation) on investments in the Consolidated Statements of Operations.

Management reviews all loans that become 90 days or more past due on principal or interest or when there is reasonable doubt that principal or interest will be collected for possible placement on management’s designation of non-accrual status. Interest receivable is analyzed regularly and may be reserved against when deemed uncollectible. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current, although we may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection. At September 30, 2018, certain investments in nine portfolio companies held by the Company were on non-accrual status with a combined fair value of approximately $48.1 million, or 7.3% of the fair value of our portfolio. At September 30, 2017, certain investments in six portfolio companies held by the Company were on non-accrual status with a combined fair value of approximately $72.5 million, or 8.7% of the fair value of our portfolio. At September 30, 2016, certain investments in nine portfolio companies held by the Company were on non-accrual status with a combined fair value of approximately $55.9 million, or 6.1% of the fair value of our portfolio.

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, we would be deemed to “control” a portfolio company if we owned more than 25% of its outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company. We refer to such investments in portfolio companies that we “control” as “Control Investments.” Under the 1940 Act, we would be deemed to be an “Affiliated Person” of a portfolio company if we own between 5% and 25% of the portfolio company’s outstanding voting securities or we are under common control with such portfolio company. We refer to such investments in Affiliated Persons as “Affiliated Investments.”

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 2. Significant Accounting Policies (cont.)

Valuation of Investments

The Company applies fair value accounting to all of its financial instruments in accordance with the 1940 Act and ASC Topic 820 - Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, the Company has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 4. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. We weight the use of third-party broker quotations, if any, in determining fair value based on our understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the Company’s board of directors based upon input from management and third party valuation firms. Because these investments are illiquid and because there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

Investments in investment funds are valued at fair value. Fair values are generally determined utilizing the net asset value (“NAV”) supplied by, or on behalf of, management of each investment fund, which is net of management and incentive fees or allocations charged by the investment fund and is in accordance with the “practical expedient”, as defined by FASB Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities that Calculate Net Asset Value per Share. NAVs received by, or on behalf of, management of each investment fund are based on the fair value of the investment funds’ underlying investments in accordance with policies established by management of each investment fund, as described in each of their financial statements and offering memorandum.

The methodologies utilized by the Company in estimating the fair value of its investments categorized as Level 3 generally fall into the following two categories:

•        The “Market Approach” uses prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets, liabilities, or a group of assets and liabilities, such as a business.

•        The “Income Approach” converts future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount. When the Income Approach is used, the fair value measurement reflects current market expectations about those future amounts.

The Company uses third-party valuation firms to assist the board of directors in the valuation of its portfolio investments. The valuation reports generated by the third-party valuation firms consider the evaluation of financing and sale transactions with third parties, expected cash flows and market based information, including comparable transactions, performance multiples, and movement in yields of debt instruments, among other factors. The Company uses a market yield analysis under the Income Approach or an enterprise model of valuation under the Market Approach, or a combination thereof. In applying the market yield analysis, the value of the Company’s loans is determined based upon inputs such as the coupon rate, current market yield, interest rate spreads of similar securities, the stated value of the loan, and the length to maturity. In applying the enterprise model, the Company uses a waterfall analysis, which takes into account the specific capital structure of the borrower and the related seniority of the instruments within the

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 2. Significant Accounting Policies (cont.)

borrower’s capital structure into consideration. To estimate the enterprise value of the portfolio company, we weigh some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value.

The methodologies and information that the Company utilizes when applying the Market Approach for performing investments include, among other things:

•        valuations of comparable public companies (“Guideline Comparable Approach”);

•        recent sales of private and public comparable companies (“Guideline Comparable Approach”);

•        recent acquisition prices of the company, debt securities or equity securities (“Recent Arms-Length Transaction”);

•        external valuations of the portfolio company, offers from third parties to buy the company (“Estimated Sales Proceeds Approach”);

•        subsequent sales made by the company of its investments (“Expected Sales Proceeds Approach”); and

•        estimating the value to potential buyers.

The methodologies and information that the Company utilizes when applying the Income Approach for performing investments include:

•        discounting the forecasted cash flows of the portfolio company or securities (Discounted Cash Flow (“DCF”) Approach); and

•        Black-Scholes model or simulation models or a combination thereof (Income Approach - Option Model) with respect to the valuation of warrants.

For non-performing investments, we may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities using an expected recovery model (Market Approach - Expected Recovery Analysis or Estimated Liquidation Proceeds).

We undertake a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•        our quarterly valuation process begins with each portfolio investment being internally valued by the valuation professionals;

•        preliminary valuation conclusions are then documented and discussed with senior management; and

•        an independent valuation firm engaged by our board of directors reviews approximately one third of these preliminary valuations each quarter on a rotating quarterly basis on non-fiscal year-end quarters, such that each of these investments will be valued by independent valuation firms at least twice per annum when combined with the fiscal year-end review of all the investments by independent valuation firms.

In addition, all of our investments are subject to the following valuation process:

•        the audit committee of our board of directors reviews the preliminary valuations of the investment professionals, senior management and independent valuation firms; and

•        our board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of MCC Advisors, the respective independent valuation firms and the audit committee.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 2. Significant Accounting Policies (cont.)

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

Fair Value of Financial Instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, approximate fair value due to their short-term nature. The carrying amounts and fair values of our long-term obligations are discussed in Note 5.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods or services. To achieve this core principle, an entity should apply the following steps: (1) identify the contracts with a customer, (2) identify the performance obligations in the contracts, (3) determine the transaction prices, (4) allocate the transaction prices to the performance obligations in the contracts, and (5) recognize revenue when, or as, the entity satisfies a performance obligation. The guidance also requires advanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarified the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarified the implementation guidance regarding performance obligations and licensing arrangements. The new standard became effective for the Company on October 1, 2018. During implementation, the Company determined that the Company’s significant revenue sources associated with financial instruments, including loans and notes that are accounted for under other U.S. GAAP, are considered not in the scope of ASU 2014-09. As a result, the new guidance will not have a significant impact on the Company’s consolidated financial statements. The Company identified no changes to the recognition, timing or classification of revenues most closely associated with financial instruments, including interest and dividend income, realized gains and losses, up-front fees, interest and dividend income. The Company will elect to adopt the new guidance using the modified retrospective approach as of the date of initial application on October 1, 2018. At this time, electing the modified retrospective approach would result in no cumulative effect adjustment to the opening balance of net assets at the date of initial application.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), or ASU 2016-15, which intends to reduce diversity in practice in how certain cash receipts and payments are classified in the statement of cash flows, including debt prepayment or extinguishment costs, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements and distributions from certain equity method investments. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017. The Company plans to adopt this guidance in the first quarter of fiscal year 2019. The adoption of this guidance may impact the presentation of cash flows, but will not otherwise have a material impact on the Company’s consolidated balance sheets or statements of operations.

In March 2017, the FASB issued ASU 2017-08, Receivables - Nonrefundable Fees and Other Costs (“ASU 2017-08”). The amendments in ASU 2017-08 require premiums on purchased callable debt securities to be amortized to the security’s earliest call date. Prior to this ASU, premiums and discounts on purchased callable debt securities were generally required to be amortized to the security’s maturity date. The amendments in ASU 2017-08 do not require any changes to treatment of securities held at a discount. ASU 2017-08 is effective on October 1, 2019, with early adoption

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 2. Significant Accounting Policies (cont.)

permitted. Although the company is still evaluating the effect of ASU 2017-08, it does not expect the amendments to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. This guidance is effective for the Company on January 1, 2020 and early adoption is permitted. The Company is currently assessing the potential impact of this guidance to the fair value disclosures.

In October 2018, the SEC adopted amendments (the “Amendments”) to certain disclosure requirements that have become redundant, duplicative, overlapping, outdated, or superseded, in light of other SEC disclosure requirements, U.S. GAAP requirements, or changes in the information environment. In part, the Amendments require an investment company to present distributable earnings in total, rather than showing the three components of distributable earnings. The compliance date for the Amendments is for all filings on or after November 5, 2018. Management has adopted the Amendments and included the required disclosures in the Company’s consolidated financial statements herein. Prior periods have been reclassified to confirm to the current year presentation.

Federal Income Taxes

The Company has elected to be treated as a RIC under Subchapter M of the Code and operates in a manner so as to continue to qualify for the tax treatment applicable to RICs. In order to continue to qualify as a RIC, among other things, the Company is required to meet certain source of income and asset diversification requirements and timely distribute to its stockholders at least 90% of the sum of investment company taxable income (“ICTI”) including PIK, as defined by the Code, and net tax exempt interest income (which is the excess of our gross tax exempt interest income over certain disallowed deductions) for each taxable year in order to be eligible for tax treatment under Subchapter M of the Code. Depending on the level of ICTI earned in a tax year, the Company may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI.

The Company is subject to a nondeductible U.S. federal excise tax of 4% on undistributed income if it does not distribute at least 98% of its ordinary income in any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31 of such calendar year. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for excise tax purposes, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned. For the calendar year ended December 31, 2017, and 2016, the Company did not distribute at least 98% of its ordinary income and 98.2% of its capital gains. Accordingly, with respect to the calendar year ended December 31, 2017, and 2016, an excise tax expense of $0.2 million and $0.3 million was recorded in the fiscal years ended September 30, 2018 and 2017, respectively.

The Company’s Taxable Subsidiaries accrue income taxes payable based on the applicable corporate rates on the unrealized gains generated by the investments held by the Taxable Subsidiaries. As of September 30, 2018, the Company did not record a deferred tax liability on the Consolidated Statements of Assets and Liabilities. As of September 30, 2017, the Company recorded a deferred tax liability of $0.9 million on the Consolidated Statements of Assets and Liabilities. The change in provision for deferred taxes is included as a component of net realized and unrealized gain/(loss) on investments in the Consolidated Statements of Operations. For the years ended September 30, 2018, 2017 and 2016, the change in provision for deferred taxes on the unrealized depreciation on investments was $0.5 million, $1.1 million and $0.1 million, respectively.

On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act, which significantly changes the existing U.S. tax laws, including a reduction in the corporate tax rate from 35% to 21%, a move from a worldwide tax system to a territorial system, as well as other changes. For the fiscal year ended

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 2. Significant Accounting Policies (cont.)

September 30, 2018, the Company’s Taxable Subsidiaries provisional tax is based on the new lower blended federal corporate tax rate of 24.25%. The Taxable Subsidiaries’ current interpretation of the Tax Act may change, possibly materially, as we complete our analysis and receive additional clarification and implementation guidance.

ICTI generally differs from net investment income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses. The Company may be required to recognize ICTI in certain circumstances in which it does not receive cash. For example, if the Company holds debt obligations that are treated under applicable tax rules as having original issue discount, the Company must include in ICTI each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. The Company may also have to include in ICTI other amounts that it has not yet received in cash, such as 1) PIK interest income and 2) interest income from investments that have been classified as non-accrual for financial reporting purposes. Interest income on non-accrual investments is not recognized for financial reporting purposes, but generally is recognized in ICTI. Because any original issue discount or other amounts accrued will be included in the Company’s ICTI for the year of accrual, the Company may be required to make a distribution to its stockholders in order to satisfy the minimum distribution requirements, even though the Company will not have received and may not ever receive any corresponding cash amount. ICTI also excludes net unrealized appreciation or depreciation, as investment gains or losses are not included in taxable income until they are realized.

Permanent differences between ICTI and net investment income for financial reporting purposes are reclassified among capital accounts in the financial statements to reflect their tax character. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes. During the years ended September 30, 2018, 2017 and 2016, the Company reclassified for book purposes amounts arising from permanent book/tax differences related to the different tax treatment of distributions and closing fees as follows:

	For the years ended September 30
	2018	2017	2016
Capital in excess of par value	$(157,925)	$(267,183)	$—
Accumulated undistributed net investment income/(loss)	280,924	3,746,825	(1,008,000)
Accumulated net realized gain/(loss) from investments	(122,999)	(3,479,642)	1,008,000

For income tax purposes, distributions paid to stockholders are reported as ordinary income, return of capital, long term capital gains or a combination thereof. The tax character of distributions paid for the years ended September 30, 2018, 2017 and 2016 were as follows:

	For the years ended September 30
	2018	2017	2016
Ordinary income	$22,025,185	$41,400,401	$62,122,756
Distributions of long-term capital gains	—	—	—
Return of capital	6,301,403	—	—
Distributions on a tax basis	$28,326,588	$41,400,401	$62,122,756

For federal income tax purposes, the cost of investments owned at September 30, 2018, 2017 and 2016 were approximately $757.9 million, $903.8 million, and $999.0 million, respectively.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 2. Significant Accounting Policies (cont.)

At September 30, 2018, 2017 and 2016, the components of distributable earnings/(accumulated deficits) on a tax basis detailed below differ from the amounts reflected in the Company’s Consolidated Statements of Assets and Liabilities by temporary and other book/tax differences, primarily relating to the tax treatment of certain fee income and organizational expenses, as follows:

	For the years ended September 30
	2018	2017	2016
Undistributed ordinary income	$—	$17,570,891	$8,793,113
Accumulated capital and other losses(1)	(268,569,450)	(177,904,733)	(99,177,258)
Other temporary differences	(6,429,766)	(17,099,606)	(11,708,070)
Unrealized appreciation/(depreciation)	(102,463,301)	(67,237,807)	(86,369,176)
Components of distributable earnings/ (accumulated deficits) at year end	$(377,462,517)	$(244,671,255)	$(188,461,391)

____________

(1)      Under the Regulated Investment Company Modernization Act of 2010, net capital losses recognized for tax years beginning after December 22, 2010, may be carried forward indefinitely, and their character is retained as short-term or long-term losses. As of September 30, 2018, the Company had a long-term capital loss carryforward available to offset future realized capital gains of $268,569,450.

The Company accounts for income taxes in conformity with ASC Topic 740 - Income Taxes (“ASC 740”). ASC 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet a “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations. There were no material uncertain income tax positions at September 30, 2018. Although we file federal and state tax returns, our major tax jurisdiction is federal. The Company’s federal and state tax returns for the prior three fiscal years remain open, subject to examination by the Internal Revenue Service.

Segments

The Company invests in various industries. The Company separately evaluates the performance of each of its investment relationships. However, because each of these investment relationships has similar business and economic characteristics, they have been aggregated into a single investment segment. All applicable segment disclosures are included in or can be derived from the Company’s financial statements. See Note 3 for further information.

Company Investment Risk, Concentration of Credit Risk, and Liquidity Risk

MCC Advisors has broad discretion in making investments for the Company. Investments will generally consist of debt instruments that may be affected by business, financial market or legal uncertainties. Prices of investments may be volatile, and a variety of factors that are inherently difficult to predict, such as domestic or international economic and political developments, may significantly affect the results of the Company’s activities and the value of its investments. In addition, the value of the Company’s portfolio may fluctuate as the general level of interest rates fluctuate.

The value of the Company’s investments in loans may be detrimentally affected to the extent, among other things, that a borrower defaults on its obligations, there is insufficient collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan, observable secondary or primary market yields for similar instruments issued by comparable companies increase materially or risk premiums required in the market between smaller companies, such as our borrowers, and those for which market yields are observable increase materially. MCC Advisors may attempt to minimize this risk by maintaining low loan-to-liquidation values with each loan and the collateral underlying the loan.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 2. Significant Accounting Policies (cont.)

The Company’s assets may, at any time, include securities and other financial instruments or obligations that are illiquid or thinly traded, making purchase or sale of such securities and financial instruments at desired prices or in desired quantities difficult. Furthermore, the sale of any such investments may be possible only at substantial discounts, and it may be extremely difficult to value any such investments accurately.

Note 3. Investments

The composition of our investments as of September 30, 2018 as a percentage of our total portfolio, at amortized cost and fair value were as follows (dollars in thousands):

	Amortized Cost	Percentage	Fair Value	Percentage
Senior Secured First Lien Term Loans	$475,801	62.2%	$395,015	60.3%
Senior Secured Second Lien Term Loans	49,162	6.4	48,890	7.5
Senior Secured First Lien Notes	20,000	2.6	19,268	2.9
Unsecured Debt	26,108	3.4	3,381	0.5
MCC Senior Loan Strategy JV I LLC	78,575	10.3	78,371	11.9
Equity/Warrants	115,040	15.1	110,505	16.9
Total	$764,686	100.0%	$655,430	100.0%

The composition of our investments as of September 30, 2017 as a percentage of our total portfolio, at amortized cost and fair value were as follows (dollars in thousands):

	Amortized Cost	Percentage	Fair Value	Percentage
Senior Secured First Lien Term Loans	$559,461	61.2%	$537,163	64.2%
Senior Secured Second Lien Term Loans	161,885	17.7	135,826	16.2
Senior Secured First Lien Notes	26,768	2.9	27,545	3.3
Unsecured Debt	22,728	2.5	—	—
MCC Senior Loan Strategy JV I LLC	56,087	6.1	56,138	6.7
Equity/Warrants	87,124	9.6	80,319	9.6
Total	$914,053	100.0%	$836,991	100.0%

In connection with certain of the Company’s investments, the Company receives warrants which are obtained for the objective of increasing the total investment returns and are not held for hedging purposes. At September 30, 2018 and 2017, the total fair value of warrants was $1.0 million and $2.3 million, respectively, and were included in investments at fair value on the Consolidated Statement of Assets and Liabilities. During the years ended September 30, 2018 and 2017, the Company acquired two and one warrant positions, respectively.

Total unrealized depreciation related to warrants for the years ended September 30, 2018 and 2017 was $1.3 million and $3.4 million, respectively, and was recorded on the Consolidated Statements of Operations as net unrealized appreciation/(depreciation) on investments. Total unrealized appreciation related to warrants for the year ended September 30, 2016 was $2.1 million and was recorded on the Consolidated Statements of Operations as net unrealized appreciation/(depreciation) on investments. The warrants are received in connection with individual investments and are not subject to master netting arrangements.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

The following table shows the portfolio composition by industry grouping at fair value at September 30, 2018 (dollars in thousands):

	Fair Value	Percentage
Services: Business	$95,021	14.5%
Construction & Building	92,850	14.2
Multisector Holdings	78,371	12.0
High Tech Industries	65,662	10.0
Healthcare & Pharmaceuticals	46,020	7.0
Energy: Oil & Gas	45,584	7.0
Aerospace & Defense	36,714	5.6
Hotel, Gaming & Leisure	32,487	5.0
Containers, Packaging & Glass	24,219	3.7
Banking, Finance, Insurance & Real Estate	22,587	3.4
Wholesale	18,515	2.8
Services: Consumer	16,940	2.6
Consumer goods: Durable	15,307	2.3
Automotive	13,027	2.0
Capital Equipment	12,944	2.0
Metals & Mining	8,814	1.3
Consumer goods: Non-durable	6,252	0.9
Retail	5,802	0.9
Media: Broadcasting & Subscription	5,703	0.9
Chemicals, Plastics & Rubber	4,078	0.6
Environmental Industries	3,283	0.5
Media: Advertising, Printing & Publishing	2,750	0.4
Forest Products & Paper	2,500	0.4
Total	$655,430	100.0%

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

The following table shows the portfolio composition by industry grouping at fair value at September 30, 2017 (dollars in thousands):

	Fair Value	Percentage
Services: Business	$142,912	17.1%
Construction & Building	130,633	15.6
Healthcare & Pharmaceuticals	67,301	8.0
Banking, Finance, Insurance & Real Estate	63,491	7.6
Hotel, Gaming & Leisure	63,012	7.5
Multisector Holdings	56,138	6.7
Energy: Oil & Gas	54,800	6.5
Aerospace & Defense	53,650	6.4
Automotive	38,434	4.6
Containers, Packaging & Glass	38,086	4.6
High Tech Industries	25,809	3.1
Metals & Mining	21,127	2.5
Chemicals, Plastics & Rubber	20,012	2.4
Beverage & Food	16,118	1.9
Capital Equipment	13,180	1.6
Media: Broadcasting & Subscription	8,384	1.0
Services: Consumer	7,967	1.0
Wholesale	7,067	0.8
Retail	3,584	0.4
Media: Advertising, Printing & Publishing	2,955	0.4
Environmental Industries	1,330	0.2
Consumer goods: Durable	850	0.1
Consumer goods: Non-durable	151	0.0
Total	$836,991	100.0%

The Company invests in portfolio companies principally located in North America. The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business.

The following table shows the portfolio composition by geographic location at fair value at September 30, 2018 (dollars in thousands):

	Fair Value	Percentage
Northeast	$167,803	25.6%
West	155,519	23.7
Midwest	118,291	18.1
Southeast	76,676	11.7
Mid-Atlantic	71,962	11.0
Southwest	65,179	9.9
Total	$655,430	100.0%

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

The following table shows the portfolio composition by geographic location at fair value at September 30, 2017 (dollars in thousands):

	Fair Value	Percentage
Midwest	$188,957	22.6%
Southwest	152,883	18.3
Northeast	152,662	18.2
Southeast	152,469	18.2
West	133,190	15.9
Mid-Atlantic	56,830	6.8
Total	$836,991	100.0%

Transactions With Affiliated/Controlled Companies

The Company had investments in portfolio companies designated as Affiliated Investments and Controlled Investments under the 1940 Act. Transactions with Affiliated Investments and Controlled Investments during the years ended September 30, 2018 and 2017 were as follows:

Name of Investment(3)	Type of Investment	Fair Value at September 30, 2017	Purchases/ (Sales) of or Advances/ (Distributions)	Transfers In/(Out) of Affiliates	Unrealized Gain/ (Loss)	Realized Gain/ (Loss)	Fair Value at September 30, 2018	Income Earned
Affiliated Investments
1888 Industrial Services, LLC(4)	Senior Secured First Lien Term Loan A	$8,984,232	$—	$—	$—	$—	$8,984,232	$629,767
	Senior Secured First Lien Term Loan B	19,746,290	2,618,635	—	(2,639,708)	—	19,725,217	2,713,056
	Revolving Credit Facility	—	3,593,693	—	—	—	3,593,693	129,351
	Equity	—	—	—	—	—	—	—
Access Media Holdings, LLC	Senior Secured First Lien Term Loan	8,340,525	105,860	—	(2,570,106)	—	5,876,279	212,656
	Preferred Equity Series A	—	—	—	—	—	—	—
	Preferred Equity Series AA	—	—	—	—	—	—	—
	Preferred Equity Series AAA	43,200	536,000	—	(752,000)	—	(172,800)	—
	Equity	—	—	—	—	—	—	—
Brantley Transportation LLC	Senior Secured First Lien Term Loan	7,719,520	—	—	(4,836,720)	—	2,882,800	—
	Senior Secured First Lien Delayed Draw Term Loan	668,105	(165,000)	—	—	—	503,105	41,950
	Equity	—	—	—	—	—	—	—
Caddo Investors Holdings 1 LLC	Equity	—	2,500,000	—	—	—	2,500,000	89,688
JFL-NGS Partners, LLC	Preferred Equity A-2	30,552,190	916,565	—	—	—	31,468,755	924,928
	Preferred Equity A-1	3,953,700	118,611	—	—	—	4,072,311	119,693
	Equity	63,603	—	—	9,762,201	—	9,825,804	—
JFL-WCS Partners, LLC	Preferred Equity Class A	—	1,166,292	—	—	—	1,166,292	47,738
	Equity	—	129,588	—	85,528	—	215,116	—
US Multifamily, LLC	Senior Secured First Lien Term Loan	6,670,000	—	—	—	—	6,670,000	667,000
	Equity	3,330,000	—	—	—	—	3,330,000	—
Total Affiliated Investments		$90,071,365	$11,520,244	$—	$(950,805)	$—	$100,640,804	$5,575,827

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Name of Investment(3)	Type of Investment	Fair Value at September 30, 2017	Purchases/ (Sales) of or Advances/ (Distributions)	Transfers In/(Out) of Affiliates	Unrealized Gain/ (Loss)	Realized Gain/ (Loss)	Fair Value at September 30, 2018	Income Earned
Controlled Investments
Capstone Nutrition	Senior Secured First Lien Term Loan	$18,002,715	$43,174	$—	$(5,388,226)	$—	$12,657,663	$—
	Senior Secured First Lien Delayed Draw Term Loan	7,789,760	532,868	—	(2,630,532)	—	5,692,096	—
	Senior Secured First Lien Incremental Delayed Draw	—	2,242,721	—	—	—	2,242,721	222,325
	Equity - Class B and C Units	—	—	—	—	—	—	—
	Equity - Common Units	—	—	—	—	—	—	—
MCC Senior Loan Strategy JV I LLC(1)(2)	Equity	56,137,946	22,487,500	—	(254,555)	—	78,370,891	7,021,875
NVTN LLC	Senior Secured First Lien Term Loan	3,505,990	500,000	—	—	—	4,005,990	221,859
	Senior Secured First Lien Term Loan B	10,604,502	1,232,865	—	—	—	11,837,367	1,252,532
	Senior Secured First Lien Term Loan C	6,518,046	961,351	—	—	—	7,479,397	977,701
	Equity	9,550,922	—	—	(9,550,922)	—	—	—
OmniVere, LLC	Senior Secured First Lien Term Loan	24,500,205	—	—	(24,500,205)	—	—	—
	Senior Secured First Lien Term Loan	1,409,669	2,927,380	—	(2,963,001)	—	1,374,048	152,997
	Unsecured Debt	—	—	—	—	—	—	—
	Equity	—	—	—	—	—	—	—
TPG Plastics LLC	Senior Secured Second Lien Term Loan	—	—	401,346	—	—	401,346	7,153
	Unsecured Debt	—	—	360,000	—	—	360,000	12,921
	Unsecured Debt	—	—	646,996	—	—	646,996	2,322
	Equity	—	—	2,670,154	—	—	2,670,154	—
URT Acquisition Holdings Corporation	Senior Secured Second Lien Term Loan	14,966,563	146,191	—	—	—	15,112,754	1,540,982
	Preferred Equity	5,500,000	350,795	—	—	—	5,850,795	691,600
	Equity	12,937,518	—	—	—	—	12,937,518	—
Total Controlled Investments		$171,423,836	$31,424,845	$4,078,496	$(45,287,441)	$—	$161,639,736	$12,104,267

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Name of Investment(3)	Type of Investment	Fair Value at September 30, 2016	Purchases/ (Sales) of or Advances/ (Distributions)	Transfers In/(Out) of Affiliates	Unrealized Gain/ (Loss)	Realized Gain/(Loss)	Fair Value at September 30, 2017	Income Earned
Affiliated Investments
1888 Industrial Services, LLC(4)(5)	Senior Secured First Lien Term Loan A	$—	$—	$8,984,232	$—	$—	$8,984,232	$15,713
	Senior Secured First Lien Term Loan B	—	15,257	19,746,290	(15,257)	—	19,746,290	66,248
	Revolving Credit Facility	—	—	—	—	—	—	250
	Equity	—	—	—		—	—	—
Access Media Holdings, LLC	Senior Secured First Lien Term Loan	—	411,431	7,832,358	96,736	—	8,340,525	817,488
	Preferred Equity Series A	—	—	—	—	—	—	—
	Preferred Equity Series AA	—	184,000	—	(184,000)	—	—	—
	Preferred Equity Series AAA	—	363,200	—	(320,000)	—	43,200	—
	Equity	—	—	—	—	—	—	—
Brantley Transportation LLC	Senior Secured First Lien Term Loan	—	(51,055)	5,351,092	2,419,483	—	7,719,520	(51,055)
	Senior Secured First Lien Delayed Draw Term Loan	—	30,605	637,500	—	—	668,105	43,343
	Equity	—	—	—	—	—	—	—
Dream Finders Homes, LLC(3)	Senior Secured First Lien Term Loan B	—	(3,591,895)	1,702,497	(1,502,102)	3,391,500	—	851,203
	Preferred Equity	—	—	—	—	—	—	—
JFL-NGS Partners, LLC	Preferred Equity A-2	—	—	30,552,190	—	—	30,552,190	278,736
	Preferred Equity A-1	—	3,953,700	—	—	—	3,953,700	36,071
	Equity	—	57,300	—	6,303	—	63,603	—
US Multifamily, LLC	Senior Secured First Lien Term Loan	6,670,000	—	—	—	—	6,670,000	667,000
	Equity	3,330,000	—	—	—	—	3,330,000	—
Total Affiliated Investments		$10,000,000	$1,372,543	$74,806,159	$501,163	$3,391,500	$90,071,365	$2,724,997

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Name of Investment(3)	Type of Investment	Fair Value at September 30, 2016	Purchases/ (Sales) of or Advances/ (Distributions)	Transfers In/(Out) of Affiliates	Unrealized Gain/ (Loss)	Realized Gain/(Loss)	Fair Value at September 30, 2017	Income Earned
Controlled Investments
1888 Industrial Services, LLC(4)(5)	Senior Secured First Lien Term Loan A	$8,984,232	$—	$(8,984,232)	$—	$—	$—	$541,003
	Senior Secured First Lien Term Loan B	14,889,405	1,801,521	(19,746,290)	3,055,364	—	—	2,220,060
	Revolving Credit Facility	—	—	—	—	—	—	27,255
	Equity	—	—	—	—	—	—	6,622
Capstone Nutrition	Senior Secured First Lien Term Loan	14,615,564	—	—	3,387,151	—	18,002,715	—
	Senior Secured First Lien Delayed Draw Term Loan	6,324,142	—	—	1,465,618	—	7,789,760	—
	Equity	—	—	—	—	—	—	—
	Equity	—	—	—	—	—	—	—
Lydell Jewelry Design Studio, LLC	Senior Secured First Lien Term Loan	5,707,522	(181,578)	—	8,562,347	(14,088,291)	—	—
	Senior Secured First Lien Delayed Draw Term Loan	1,500,000	(276,513)	—	—	(1,223,487)	—	155,461
	Equity	—	—	—	—	—	—
	Equity	—	—	—	—	—	—
MCC Senior Loan Strategy JV I LLC(1)(2)	Equity	31,252,416	23,975,000	—	910,530	—	56,137,946	4,156,250
NVTN LLC	Senior Secured First Lien Term Loan	—	1,980,789	1,525,201	—	—	3,505,990	151,132
	Senior Secured First Lien Term Loan B	—	—	10,604,502	—	—	10,604,502	955,110
	Senior Secured First Lien Term Loan C	—	—	6,518,046	—	—	6,518,046	732,441
	Equity	—	—	9,550,922	—	—	9,550,922	—
OmniVere, LLC	Senior Secured First Lien Term Loan	22,360,258	827,584	—	1,312,363	—	24,500,205	828,406
	Senior Secured First Lien Term Loan	—	1,409,669	—	—	—	1,409,669	44,174
	Unsecured Debt	11,336,861	1,972,687	—	(13,309,548)	—	—	—
	Equity	—	—	—	—	—	—	—
United Road Towing, Inc	Senior Secured Second Lien Term Loan	18,725,607	(18,725,607)	—	—	—	—	652,723
	Preferred Equity Class C	1,186,268	(2,255,263)	—	15,150,910	(14,081,915)	—	8,242
	Preferred Equity Class C-1	—	(466,844)	—	2,456,143	(1,989,299)	—	1,572
	Preferred Equity Class A-2	—	(675,694)	—	4,664,855	(3,989,161)	—	2,420
	Equity	—	—	—	1,098,096	(1,098,096)	—	—

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Name of Investment(3)	Type of Investment	Fair Value at September 30, 2016	Purchases/ (Sales) of or Advances/ (Distributions)	Transfers In/(Out) of Affiliates	Unrealized Gain/ (Loss)	Realized Gain/(Loss)	Fair Value at September 30, 2017	Income Earned
URT Acquisition Holdings Corporation	Senior Secured Second Lien Term Loan	—	10,466,563	4,500,000	—	—	14,966,563	632,897
	Preferred Equity	—	—	5,500,000	—	—	5,500,000	186,247
	Equity	—	—	12,936,880	638	—	12,937,518	—
Total Controlled Investments		$136,882,275	$19,852,314	$22,405,029	$28,754,467	$(36,470,249)	$171,423,836	$11,302,015

____________

(1)      The Company and Great American Life Insurance Company (“GALIC”) are the members of MCC Senior Loan Strategy JV I LLC (“MCC JV”), a joint venture formed as a Delaware limited liability company that is not consolidated by either member for financial reporting purposes. The members of MCC JV make capital contributions as investments by MCC JV are completed, and all portfolio and other material decisions regarding MCC JV must be submitted to MCC JV’s board of managers, which is comprised of an equal number of members appointed by each of the Company and GALIC. Approval of MCC JV’s board of managers requires the unanimous approval of a quorum of the board of managers, with a quorum consisting of equal representation of members appointed by each of the Company and GALIC. Because management of MCC JV is shared equally between the Company and GALIC, the Company does not have operational control over the MCC JV for purposes of the 1940 Act or otherwise.

(2)      Amount of income earned represents distributions from MCC JV to the Company and is a component of dividend income, net of provisional taxes in the Consolidated Statements of Operations.

(3)      The par amount and additional detail are shown in the consolidated schedule of investments.

(4)      Investment changed its name from AAR Intermediate Holdings, LLC during FY 2018.

(5)      During the year ended September 30, 2017, the Company entered into certain transactions which changed its percentage of the investment’s voting securities. As a result, the Company has changed it’s classification for the investment during the fiscal year.

Purchases/(sales) of or advances to/(distributions) from Affiliated Investments and Controlled Investments represent the proceeds from sales and settlements of investments, purchases, originations and participations, investment increases due to PIK interest as well as net amortization of premium/(discount) on investments and are included in the purchases and sales presented on the Consolidated Statements of Cash Flows for the years ended September 30, 2018, 2017 and 2016. Transfers in/(out) of Affiliated Investments and Controlled Investments represent the fair value for the month an investment became or was removed as an Affiliated Investment or a Controlled Investment. Income received from Affiliated Investments and Controlled Investments is included in total investment income on the Consolidated Statements of Operations for the years ended September 30, 2018, 2017 and 2016.

Loan Participation Sales

The Company may sell portions of its investments via participation agreements to a managed account, managed by an affiliate and non-affiliate of the Company. At September 30, 2018, there were four participation agreements outstanding with an aggregate fair value of $22.0 million. At September 30, 2017, there were eight participation agreements outstanding with an aggregate fair value of $124.5 million. The transfer of the participated portion of the investments met the criteria set forth in ASC 860, Transfers and Servicing for treatment as a sale. In each case, the Company’s loan participation agreements satisfy the following conditions:

•        transferred investments have been isolated from the Company, and put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership,

•        each participant has the right to pledge or exchange the transferred investments it received, and no condition both constrains the participant from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the Company; and

•        the Company, its consolidated affiliates or its agents do not maintain effective control over the transferred investments through either: (i) an agreement that entitles and/or obligates the Company to repurchase or redeem the assets before maturity, or (ii) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Such investments where the Company has retained proportionate interests are included in the consolidated schedule of investments. All of these investments are classified within Level 3 of the fair value hierarchy, as defined in Note 4.

During the years ended September 30, 2018, 2017 and 2016, the Company collected interest and principal payments on behalf of the participant in aggregate amounts of $21.8 million, $11.7 million and $26.4 million, respectively. Under the terms of the participation agreements, the Company will collect and remit periodic payments to the participant equal to the participant’s proportionate share of any principal and interest payments received by the Company from the underlying investee companies.

MCC Senior Loan Strategy JV I LLC

On March 27, 2015, the Company and GALIC entered into a limited liability company operating agreement to co-manage MCC JV. All portfolio and other material decisions regarding MCC JV must be submitted to MCC JV’s board of managers, which is comprised of four members, two of whom are selected by the Company and the other two of whom are selected by GALIC. The Company has concluded that it does not operationally control MCC JV. As the Company does not operationally control MCC JV, it does not consolidate the operations of MCC JV within the consolidated financial statements. As a practical expedient, the Company uses NAV to determine the value of its investment in MCC JV; therefore, this investment has been presented as a reconciling item within the fair value hierarchy (see Note 4). Investments held by MCC JV are measured at fair value using the same valuation methodologies as described in Note 2.

As of September 30, 2018, MCC JV had total capital commitments of $100.0 million, with the Company providing $87.5 million and GALIC providing $12.5 million. Approximately $89.8 million was funded as of September 30, 2018 relating to these commitments, of which $78.6 million was from the Company. As of September 30, 2018, MCC JV’s board of managers had approved advances of capital of up to $0.3 million of the remaining capital commitments, of which $0.2 million is from the Company.

On August 4, 2015, MCC JV entered into a senior secured revolving credit facility (the “JV Facility”) led by Credit Suisse, AG (“CS”) with commitments of $100 million subject to leverage and borrowing base restrictions. On March 30, 2017, the Company amended the JV Facility previously administered by CS and facilitated the assignment of all rights and obligations of CS under the JV Facility to Deutsche Bank AG, New York Branch, (“DB”) and increased the total loan commitments to $200 million. The JV Facility bears interest at a rate of LIBOR (with no minimum) + 2.50% per annum. The JV Facility reinvestment period ends on March 30, 2019 and the stated maturity date is March 30, 2022. As of September 30, 2018 and 2017, there was approximately $179.3 million and $130.5 million outstanding under the JV Facility, respectively.

At September 30, 2018 and 2017, MCC JV had total investments at fair value of $251.9 million and $184.2 million, respectively. As of September 30, 2018 and 2017, MCC JV’s portfolio was comprised of senior secured first lien term loans to 56 and 46 borrowers, respectively. As of September 30, 2018 and 2017, certain investments in one portfolio company held by MCC JV were on non-accrual status.

Below is a summary of MCC JV’s portfolio, excluding equity investments, followed by a listing of the individual investments in MCC JV’s portfolio as of September 30, 2018 and 2017:

	September 30, 2018	September 30, 2017
Senior secured loans(1)	$256,547,053	$187,473,188
Weighted average current interest rate on senior secured loans(2)	7.39%	6.69%
Number of borrowers in MCC JV	56	46
Largest loan to a single borrower(1)	$11,115,786	$11,346,929
Total of five largest loans to borrowers(1)	$47,982,607	$44,015,117

____________

(1)      At par value.

(2)      Computed as the (a) annual stated interest rate on accruing senior secured loans, divided by (b) total senior secured loans at par.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

MCC JV Loan Portfolio as of September 30, 2018

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
4Over International, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	6/7/2022	$11,115,786	$11,115,786	$11,115,786	12.4%
				11,115,786	11,115,786	11,115,786
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 3.75%, 1.00% LIBOR Floor)(1)	11/22/2023	2,942,775	2,936,535	2,942,775	3.3%
				2,942,775	2,936,535	2,942,775
Avantor, Inc.	Wholesale	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	11/21/2024	5,528,200	5,455,199	5,583,482	6.2%
				5,528,200	5,455,199	5,583,482
BW NHHC HOLDCO INC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.00%)(1)	5/15/2025	6,284,250	6,184,580	6,170,505	6.9%
				6,284,250	6,184,580	6,170,505
Cardenas Markets LLC	Retail	Senior Secured First Lien Term Loan (LIBOR + 5.75%, 1.00% LIBOR Floor)(1)	11/29/2023	5,403,750	5,363,877	5,402,669	6.0%
				5,403,750	5,363,877	5,402,669
CD&R TZ Purchaser, Inc.	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	7/21/2023	3,428,127	3,392,563	3,370,192	3.8%
				3,428,127	3,392,563	3,370,192
CHA Consulting, Inc.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	4/10/2025	2,867,813	2,854,412	2,853,473	3.2%
				2,867,813	2,854,412	2,853,473
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 4.50%)(1)	10/4/2024	7,634,615	7,613,184	7,584,990	8.5%
		Delayed Draw Term Loan (LIBOR + 4.50%)(1)	10/4/2024	2,297,782	2,297,782	2,282,846	2.5%
				9,932,397	9,910,966	9,867,836
CP OPCO, LLC	Services: Consumer	Senior Secured First Lien Term Loan B (ABR + 5.50% PIK, 5.25% ABR Floor)(1)(3)	4/1/2019	242,807	213,451	41,301	0.0%
		Senior Secured First Lien Term Loan C (ABR + 8.50% PIK, 5.25% ABR Floor)(1)(3)	4/1/2019	1,826,953	717,016	—	0.0%
		Senior Secured First Lien Term Loan D (ABR + 7.00% PIK, 5.25% ABR Floor)(1)(3)	4/1/2019	1,038,290	—	—	0.0%
		Equity - 41 Common Units	4/1/2019	—	—	—	0.0%
				3,108,050	930,467	41,301
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	12/1/2021	4,175,053	4,080,739	4,064,414	4.5%
				4,175,053	4,080,739	4,064,414
Deliver Buyer, Inc.	Capital Equipment	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	5/1/2024	531,987	530,704	530,657	0.6%
				531,987	530,704	530,657

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
DigiCert, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	10/31/2024	1,488,750	1,482,238	1,488,750	1.7%
				1,488,750	1,482,238	1,488,750
Elite Comfort Solutions, Inc.	Chemicals, Plastics and Rubber	Senior Secured First Lien Term Loan (LIBOR + 6.50%, 1.00% LIBOR Floor)(1)	1/15/2021	5,507,602	5,507,602	5,507,602	6.1%
				5,507,602	5,507,602	5,507,602
GC EOS Buyer, Inc.	Automotive	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	8/1/2025	3,750,000	3,713,265	3,712,500	4.1%
				3,750,000	3,713,265	3,712,500
GK Holdings, Inc.	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	1/20/2021	2,938,931	2,930,787	2,656,794	3.0%
				2,938,931	2,930,787	2,656,794
Glass Mountain Pipeline Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	12/23/2024	4,950,125	4,933,531	4,950,125	5.5%
				4,950,125	4,933,531	4,950,125
Golden West Packaging Group LLC	Forest Products & Paper	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	6/20/2023	8,792,361	8,792,361	8,792,361	9.9%
				8,792,361	8,792,361	8,792,361
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	6/30/2022	1,820,455	1,802,712	1,694,479	1.9%
		Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	6/30/2022	12,358	12,238	11,503	0.0%
				1,832,813	1,814,950	1,705,982
Highline Aftermarket Acquisitions, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 3.50%, 1.00% LIBOR Floor)(1)	4/26/2025	4,107,353	4,094,567	4,114,746	4.6%
				4,107,353	4,094,567	4,114,746
The Imagine Group, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	6/21/2022	7,880,000	7,820,824	7,437,932	8.3%
				7,880,000	7,820,824	7,437,932
Infogroup, Inc.	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	4/3/2023	4,925,000	4,887,744	4,905,300	5.5%
				4,925,000	4,887,744	4,905,300
Intermedia Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	7/21/2025	3,000,000	2,970,580	2,970,000	3.3%
				3,000,000	2,970,580	2,970,000
Isagenix International, LLC	Consumer Goods: Durable	Senior Secured First Lien Term Loan (LIBOR + 5.75%, 1.00% LIBOR Floor)(1)	6/16/2025	2,937,813	2,922,007	2,894,920	3.2%
				2,937,813	2,922,007	2,894,920

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
Jackson Hewitt Tax Services Inc.	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.25%, 1.00% LIBOR Floor)(1)	5/31/2023	6,000,000	6,000,000	6,000,000	6.7%
				6,000,000	6,000,000	6,000,000
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	5/1/2024	6,225,584	6,131,648	6,194,456	6.9%
				6,225,584	6,131,648	6,194,456
KNB Holdings Corporation	Consumer Goods: Durable	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	4/26/2024	4,999,557	4,919,799	4,960,560	5.5%
				4,999,557	4,919,799	4,960,560
LifeMiles Ltd.	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	8/18/2022	5,423,077	5,400,078	5,450,192	6.1%
				5,423,077	5,400,078	5,450,192
Loparex International B.V.	Containers, Packaging and Glass	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	4/11/2025	6,650,000	6,615,014	6,716,500	7.5%
				6,650,000	6,615,014	6,716,500
Manna Pro Products, LLC	Consumer Goods: Non-Durable	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	12/8/2023	3,060,208	3,060,208	3,049,498	3.4%
		Delayed Draw Term Loan (LIBOR + 6.00%)(1)	12/8/2023	376,167	376,167	374,850	0.4%
				3,436,375	3,436,375	3,424,348
Midcoast Energy, LLC	Energy: Oil & gas	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	8/1/2025	4,000,000	3,960,877	4,005,200	4.5%
				4,000,000	3,960,877	4,005,200
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan (LIBOR + 6.25%, 1.00% LIBOR Floor)(1)	7/14/2022	4,557,382	4,549,251	4,557,382	5.1%
				4,557,382	4,549,251	4,557,382
Northern Star Industries, Inc.	Capital Equipment	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	3/28/2025	4,228,750	4,209,044	4,207,606	4.7%
				4,228,750	4,209,044	4,207,606
Peraton Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	4/29/2024	3,441,288	3,427,525	3,441,288	3.8%
				3,441,288	3,427,525	3,441,288
PetroChoice Holdings, Inc.	Chemicals, Plastics and Rubber	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	8/19/2022	4,911,410	4,911,410	4,911,410	5.5%
				4,911,410	4,911,410	4,911,410
Port Townsend Holdings Company, Inc.	Forest Products & Paper	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	4/3/2024	6,160,625	6,103,585	6,099,019	6.8%
				6,160,625	6,103,585	6,099,019
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	11/30/2021	4,875,423	4,875,423	4,807,655	5.4%
				4,875,423	4,875,423	4,807,655

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
PVHC Holding Corp	Containers, Packaging and Glass	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	8/3/2024	1,992,273	1,982,463	1,982,311	2.2%
				1,992,273	1,982,463	1,982,311
Recorded Books Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan (LIBOR + 4.50%)(1)	8/29/2025	4,000,000	3,960,299	3,960,299	4.4%
				4,000,000	3,960,299	3,960,299
Rough Country, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 3.75%, 1.00% LIBOR Floor)(1)	5/25/2023	5,205,684	5,173,271	5,212,452	5.8%
				5,205,684	5,173,271	5,212,452
Safe Fleet Holdings LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 3.00%, 1.00% LIBOR Floor)(1)	2/3/2025	3,457,625	3,449,777	3,457,625	3.9%
				3,457,625	3,449,777	3,457,625
Salient CRGT Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.75%, 1.00% LIBOR Floor)(1)	2/28/2022	2,720,536	2,683,070	2,720,808	3.0%
				2,720,536	2,683,070	2,720,808
SCS Holdings I Inc.	Wholesale	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	10/30/2022	3,904,564	3,873,416	3,904,564	4.4%
				3,904,564	3,873,416	3,904,564
Shift4 Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	11/29/2024	9,925,000	9,881,191	9,925,000	11.1%
				9,925,000	9,881,191	9,925,000
Sierra Enterprises, LLC	Beverage & Food	Senior Secured First Lien Term Loan (LIBOR + 3.75%, 1.00% LIBOR Floor)(1)	11/11/2024	5,211,928	5,196,997	5,191,602	5.8%
				5,211,928	5,196,997	5,191,602
SMB Shipping Logistics, LLC	Transportation: Cargo	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	2/5/2024	2,493,671	2,469,513	2,468,734	2.8%
				2,493,671	2,469,513	2,468,734
Starfish Holdco, LLC	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	8/16/2024	3,955,025	3,921,489	3,955,025	4.4%
				3,955,025	3,921,489	3,955,025
Syniverse Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	3/9/2023	4,975,000	4,930,568	4,975,000	5.6%
				4,975,000	4,930,568	4,975,000
The KEYW Corporation	Aerospace and Defense	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	5/8/2024	3,337,209	3,321,534	3,305,172	3.7%
				3,337,209	3,321,534	3,305,172
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	5/28/2021	4,923,664	4,923,664	4,923,664	5.5%
				4,923,664	4,923,664	4,923,664

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
ThoughtWorks, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	10/11/2024	4,987,500	4,974,219	5,001,964	5.6%
				4,987,500	4,974,219	5,001,964
Tortoise Borrower LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	1/31/2025	2,462,625	2,451,451	2,462,625	2.7%
				2,462,625	2,451,451	2,462,625
United Road Services, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	9/1/2024	3,880,000	3,863,202	3,880,000	4.3%
				3,880,000	3,863,202	3,880,000
Vertex Aerospace Services Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan (LIBOR + 4.75%)(1)	6/29/2025	1,496,250	1,488,975	1,511,213	1.7%
				1,496,250	1,488,975	1,511,213
Wheels Up Partners LLC	Aerospace and Defense	Senior Secured First Lien Term Loan (LIBOR + 8.55%, 1.00% LIBOR Floor)(1)	10/15/2021	4,437,529	4,333,078	4,380,729	4.9%
				4,437,529	4,333,078	4,380,729
Xebec Global Holdings, LLC	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	2/12/2024	8,217,063	8,217,063	8,217,063	9.2%
				8,217,063	8,217,063	8,217,063
Z Medica, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	9/29/2022	2,625,500	2,625,500	2,622,349	2.9%
				2,625,500	2,625,500	2,622,349
Total Investments, September 30, 2018				$256,547,053	$252,887,053	$251,913,917	281.2%

____________

(1)      Represents the annual current interest rate as of September 30, 2018. All interest rates are payable in cash, unless otherwise noted.

(2)      Represents the fair value in accordance with ASC 820 as reported by MCC JV. The determination of such fair value is not included in the Company’s board of directors’ valuation process described elsewhere herein.

(3)      This investment was on non-accrual status as of September 30, 2018.

(4)      Percentage is based on MCC JV’s net assets of $89,580,037 as of September 30, 2018.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

MCC JV Loan Portfolio as of September 30, 2017

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
4Over International, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	6/7/2022	$11,346,929	$11,346,929	$11,346,929	17.7%
				11,346,929	11,346,929	11,346,929
AccentCare, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.75%, 1.00% LIBOR Floor)(1)	10/1/2021	5,006,781	4,978,815	4,981,747	7.8%
				5,006,781	4,978,815	4,981,747
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	11/22/2023	497,500	496,327	502,475	0.8%
				497,500	496,327	502,475
Amplify Snack Brands, Inc.	Beverage & Food	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	9/4/2023	1,811,579	1,796,231	1,781,688	2.8%
				1,811,579	1,796,231	1,781,688
Apco Holdings, Inc.	Automotive	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	1/31/2022	3,508,277	3,432,083	3,508,277	5.5%
				3,508,277	3,432,083	3,508,277
API Technologies Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan (LIBOR + 6.50%, 1.00% LIBOR Floor)(1)	4/22/2022	2,951,250	2,906,128	2,951,250	4.6%
				2,951,250	2,906,128	2,951,250
Associated Asphalt Partners, LLC	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	4/5/2024	997,500	992,848	992,513	1.5%
				997,500	992,848	992,513
Avantor Performance Materials Holdings, Inc.	Chemicals, Plastics and Rubber	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	3/11/2024	2,985,000	2,978,117	2,985,000	4.7%
				2,985,000	2,978,117	2,985,000
Blount International, Inc.	Capital Equipment	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	4/12/2023	2,962,500	2,918,684	2,962,500	4.6%
		Senior Secured First Lien Term Loan (ABR + 4.00%, 4.25% ABR Floor)(1)	4/12/2023	7,500	7,389	7,500	0.0%
				2,970,000	2,926,073	2,970,000
Canyon Valor Companies, Inc. (fka GTCR Valor Companies, Inc.)	Media: Diversified & Production	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	6/16/2023	2,475,000	2,468,952	2,499,750	3.9%
				2,475,000	2,468,952	2,499,750
Cardenas Markets LLC	Retail	Senior Secured First Lien Term Loan (LIBOR + 5.75%, 1.00% LIBOR Floor)(1)	11/29/2023	5,458,750	5,410,676	5,450,016	8.5%
				5,458,750	5,410,676	5,450,016
CD&R TZ Purchaser, Inc	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	7/21/2023	3,465,000	3,421,596	3,456,338	5.4%
				3,465,000	3,421,596	3,456,338

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
CP OPCO, LLC	Services: Consumer	Senior Secured First Lien Term Loan B (ABR + 5.50% PIK, 4.25% ABR Floor)(1)(3)	4/1/2019	219,589	213,451	59,728	0.1%
		Senior Secured First Lien Term Loan C (ABR + 8.50% PIK, 4.25% ABR Floor)(1)(3)	4/1/2019	1,603,881	717,016	—	0.0%
		Preferred Facility (ABR + 7.00% PIK, 3.75% ABR Floor)(1)(3)	4/1/2019	934,849	—	—	0.0%
		Revolving Credit Facility (ABR + 3.50% Cash, 4.25% ABR Floor)(1)	4/1/2019	—	—	—	0.0%
		Equity - 41 Common Units		41	—	—	0.0%
				2,758,360	930,467	59,728
CSP Technologies North America, LLC	Containers, Packaging and Glass	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	1/31/2022	2,480,781	2,480,781	2,480,781	3.9%
				2,480,781	2,480,781	2,480,781
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	12/1/2021	5,218,206	5,063,171	5,218,206	8.1%
				5,218,206	5,063,171	5,218,206
Elite Comfort Solutions, Inc.	Chemicals, Plastics and Rubber	Senior Secured First Lien Term Loan (LIBOR + 6.50%, 1.00% LIBOR Floor)(1)	1/15/2021	5,810,616	5,810,616	5,810,616	9.1%
				5,810,616	5,810,616	5,810,616
Evo Payments International, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	12/22/2023	3,482,500	3,451,297	3,517,325	5.5%
				3,482,500	3,451,297	3,517,325
Explorer Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 3.75%, 1.00% LIBOR Floor)(1)	5/2/2023	979,038	976,115	982,758	1.5%
				979,038	976,115	982,758
GK Holdings, Inc.	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	1/20/2021	2,969,466	2,957,674	2,908,592	4.5%
				2,969,466	2,957,674	2,908,592
Global Eagle Entertainment Inc.	Telecommunications	Senior Secured First Lien Term Loan (LIBOR + 7.00%, 1.00% LIBOR Floor)(1)	1/6/2023	4,147,500	4,079,692	4,116,394	6.4%
				4,147,500	4,079,692	4,116,394
Golden West Packaging Group LLC	Forest Products & Paper	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	6/20/2023	6,708,188	6,708,188	6,708,188	10.5%
				6,708,188	6,708,188	6,708,188
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	6/30/2022	1,851,563	1,828,706	1,773,982	2.8%
				1,851,563	1,828,706	1,773,982
Highline Aftermarket Acquisitions, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	3/18/2024	3,110,895	3,096,476	3,110,895	4.8%
				3,110,895	3,096,476	3,110,895

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	6/21/2022	7,960,000	7,884,180	7,880,400	12.3%
				7,960,000	7,884,180	7,880,400
Infogroup, Inc.	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	4/3/2023	4,975,000	4,928,990	4,925,250	7.7%
				4,975,000	4,928,990	4,925,250
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	5/1/2024	8,000,000	7,857,692	8,000,000	12.5%
				8,000,000	7,857,692	8,000,000
KNB Holdings Corporation	Consumer Goods: Durable	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	4/26/2024	6,500,000	6,377,734	6,516,250	10.3%
				6,500,000	6,377,734	6,516,250
LifeMiles Ltd.	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	8/18/2022	5,000,000	4,950,691	4,950,000	7.7%
				5,000,000	4,950,691	4,950,000
Lighthouse Network, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	10/13/2023	4,466,250	4,427,648	4,466,250	7.1%
				4,466,250	4,427,648	4,466,250
MB Aerospace ACP Holdings II Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	12/15/2022	5,163,678	5,128,257	5,163,678	8.0%
				5,163,678	5,128,257	5,163,678
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan (LIBOR + 6.25%, 1.00% LIBOR Floor)(1)	7/14/2022	2,932,340	2,932,340	2,932,340	4.6%
				2,932,340	2,932,340	2,932,340
Peraton Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	4/29/2024	4,987,500	4,963,982	4,962,563	7.7%
				4,987,500	4,963,982	4,962,563
PetroChoice Holdings, Inc.	Chemicals, Plastics and Rubber	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	8/22/2022	4,962,025	4,962,025	4,962,025	7.7%
				4,962,025	4,962,025	4,962,025
Pomeroy Group LLC	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	11/30/2021	2,343,582	2,288,650	2,329,989	3.6%
		Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	11/30/2021	419,501	409,668	417,068	0.7%
				2,763,083	2,698,318	2,747,057
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 6.50%, 1.00% LIBOR Floor)(1)	11/30/2021	4,962,500	4,921,159	4,996,741	7.8%
				4,962,500	4,921,159	4,996,741
Quorum Health Corporation	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 6.75%, 1.00% LIBOR Floor)(1)	4/29/2022	1,176,137	1,158,096	1,191,191	1.9%
				1,176,137	1,158,096	1,191,191

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
Rough Country, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	5/25/2023	4,987,500	4,940,019	4,937,625	7.7%
				4,987,500	4,940,019	4,937,625
Salient CRGT Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.75%, 1.00% LIBOR Floor)(1)	2/28/2022	2,948,214	2,895,729	2,935,832	4.6%
				2,948,214	2,895,729	2,935,832
SCS Holdings I Inc.	Wholesale	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	10/31/2022	2,778,498	2,737,893	2,806,283	4.4%
				2,778,498	2,737,893	2,806,283
Starfish Holdco, LLC	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	8/16/2024	5,000,000	4,950,395	4,950,000	7.7%
				5,000,000	4,950,395	4,950,000
Sundial Group Holdings LLC	Consumer Goods: Non-Durable	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	8/15/2024	10,000,000	9,852,004	9,850,000	15.4%
				10,000,000	9,852,004	9,850,000
Survey Sampling International, LLC	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	12/16/2020	2,954,530	2,934,263	2,954,530	4.6%
				2,954,530	2,934,263	2,954,530
TouchTunes Interactive Networks, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	5/28/2021	4,974,555	4,974,555	5,005,894	7.8%
				4,974,555	4,974,555	5,005,894
TrialCard Incorporated	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	10/26/2021	3,300,075	3,273,215	3,300,075	5.1%
				3,300,075	3,273,215	3,300,075
VCVH Holding Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	6/1/2023	2,962,500	2,938,097	2,958,353	4.6%
				2,962,500	2,938,097	2,958,353
VIP Cinema Holdings, Inc.	Consumer Goods: Durable	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	3/1/2023	728,165	724,860	735,446	1.1%
				728,165	724,860	735,446
Total Investments, September 30, 2017				$187,473,229	$183,950,100	$184,241,231	287.6%

____________

(1)      Represents the annual current interest rate as of September 30, 2017. All interest rates are payable in cash, unless otherwise noted.

(2)      Represents the fair value in accordance with ASC 820 as reported by MCC JV. The determination of such fair value is not included in the Company’s board of directors’ valuation process described elsewhere herein.

(3)      This investment was on non-accrual status as of September 30, 2017.

(4)      Percentage is based on MCC JV’s net assets of $64,157,655 as of September 30, 2017.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

Below is certain summarized financial Information for MCC JV as of September 30, 2018 and 2017, and for the years ended September 30, 2018, 2017 and 2016:

	September 30, 2018	September 30, 2017
Selected Consolidated Statement of Assets and Liabilities Information:
Investments in loans at fair value (cost: of $252,887,053 and $183,950,100, respectively)	$251,913,920	$184,241,231
Cash	14,035,722	8,908,117
Other assets	2,614,208	597,831
Total assets	$268,563,850	$193,747,179

Line of credit (net of debt issuance costs of $1,408,462 and $1,789,953, respectively)	$177,871,538	$128,690,047
Other liabilities	379,030	440,959
Interest payable	733,245	458,518
Total liabilities	178,983,813	129,589,524
Members’ capital	89,580,037	64,157,655
Total liabilities and members’ capital	$268,563,850	$193,747,179
	For the year ended September 30, 2018	For the year ended September 30, 2017	For the year ended September 30, 2016
Selected Consolidated Statement of Operations Information:
Total revenues	$17,017,831	$10,359,041	$3,916,605
Total expenses	(9,054,415)	(5,239,634)	(2,480,499)
Net unrealized appreciation/(depreciation)	(1,358,880)	(181,485)	486,437
Net realized gain/(loss)	1,048,233	852,684	(1,415,210)
Net income/(loss)	$7,652,769	$5,790,606	$507,333

In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, the Company must determine which of its unconsolidated Control Investments, if any, are considered “significant subsidiaries.” In evaluating these investments, there are three tests utilized to determine if any Controlled Investments are considered significant subsidiaries: the investment test, the asset test and the income test. Rule 3-09 of Regulation S-X requires the Company to include separate audited financial statements of any unconsolidated majority-owned subsidiary (Control Investments in which the Company owns greater than 50% of the voting securities) in an annual report if any of the three tests exceed 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information of Control Investments in an annual report if any of the three tests exceeds 10%, and summarized financial information in a quarterly report if any of the three tests exceeds 20% pursuant to Rule 10-01(b)(1) of Regulation S-X.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 3. Investments (cont.)

After performing the income analysis for the year ended September 30, 2018, our investment in OmniVere, LLC exceeded the 10% threshold under Rule 4-08(g). Accordingly, the following tables show summarized unaudited financial information for OmniVere, LLC:

	September 30, 2018	September 30, 2017
Balance Sheet Data(1)
Current assets	$4,382,427	$9,835,601
Non-current assets	$43,058,791	$49,299,270
Current liabilities	$4,443,543	$8,500,669
Non-current liabilities	$116,088,427	$99,679,770

	For the twelve months ended September 30, 2018	For the twelve months ended September 30, 2017	For the twelve months ended September 30, 2016
Summary of Operations(1)
Total revenues	$16,576,365	$32,339,457	$37,064,767
Cost of sales	12,020,480	22,178,656	29,211,587
Operating expenses	15,902,280	23,831,050	18,130,485
Other expenses	12,709,467	10,875,720	11,050,052
Net loss	$(24,055,862)	$(24,545,969)	$(21,327,357)

After performing the income analysis for the year ended September 30, 2017, our investment in NVTN LLC exceeded the 10% threshold under Rule 4-08(g). Accordingly, the following tables show summarized unaudited financial information for NVTN LLC:

	September 30, 2018	September 30, 2017
Balance Sheet Data(1)
Current assets	$3,615,917	$4,952,291
Non-current assets	$33,770,103	$34,375,960
Current liabilities	$2,550,219	$2,216,025
Non-current liabilities	$32,474,480	$29,531,858
	For the twelve months ended September 30, 2018	Period from November 9, 2016 through September 30, 2017
Summary of Operations(1)
Total revenues	$31,260,430	$38,347,251
Cost of sales	7,920,057	9,289,103
Operating expenses	22,637,032	27,105,300
Other expenses	4,267,307	6,707,925
Net loss	$(3,563,966)	$(4,755,077)

____________

(1)      All amounts are unaudited.

The Company also determined that the assets of MCC JV represented greater than 10% of its total assets and also generated more than 10% of the Company’s total income primarily due to dividend income. Accordingly, the related summary financial information is presented in the “MCC Senior Loan Strategy JV I LLC” heading above.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 4. Fair Value Measurements

The Company follows ASC 820 for measuring the fair value of portfolio investments. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Financial investments recorded at fair value in the consolidated financial statements are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the investment as of the measurement date. The three levels are defined below. Investments which are valued using NAV as a practical expedient are excluded from this hierarchy:

•        Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities at the measurement date.

•        Level 2 —Valuations based on inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable at the measurement date. This category includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in non-active markets including actionable bids from third parties for privately held assets or liabilities, and observable inputs other than quoted prices such as yield curves and forward currency rates that are entered directly into valuation models to determine the value of derivatives or other assets or liabilities.

•        Level 3 — Valuations based on inputs that are unobservable and where there is little, if any, market activity at the measurement date. The inputs for the determination of fair value may require significant management judgment or estimation and are based upon management’s assessment of the assumptions that market participants would use in pricing the assets or liabilities. These investments include debt and equity investments in private companies or assets valued using the Market or Income Approach and may involve pricing models whose inputs require significant judgment or estimation because of the absence of any meaningful current market data for identical or similar investments. The inputs in these valuations may include, but are not limited to, capitalization and discount rates, beta and EBITDA multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence.

In addition to using the above inputs in investment valuations, the Company continues to employ the valuation policy approved by the board of directors that is consistent with ASC 820 (see Note 2). Consistent with our valuation policy, we evaluate the source of inputs, including any markets in which our investments are trading, in determining fair value.

The following table presents the fair value measurements of our investments, by major class according to the fair value hierarchy, as of September 30, 2018 (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Senior Secured First Lien Term Loans	$—	$—	$395,015	$395,015
Senior Secured Second Lien Term Loans	—	—	48,890	48,890
Senior Secured First Lien Notes	—	—	19,268	19,268
Unsecured Debt	—	—	3,381	3,381
Equity/Warrants	—	50	110,455	110,505
Total	$—	$50	$577,009	$577,059
MCC Senior Loan Strategy JV I LLC(1)				78,371
Total Investments, at fair value				$655,430

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 4. Fair Value Measurements (cont.)

The following table presents the fair value measurements of our investments, by major class according to the fair value hierarchy, as of September 30, 2017 (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Senior Secured First Lien Term Loans	$—	$—	$537,163	$537,163
Senior Secured Second Lien Term Loans	—	—	135,826	135,826
Senior Secured First Lien Notes	—	7,067	20,478	27,545
Unsecured Debt	—	—	—	—
Equity/Warrants	38	21	80,260	80,319
Total	$38	$7,088	$773,727	$780,853
MCC Senior Loan Strategy JV I LLC(1)				56,138
Total Investments, at fair value				$836,991

____________

(1)      Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amount presented in the Consolidated Statements of Assets and Liabilities.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended September 30, 2018 (dollars in thousands):

	Senior Secured First Lien Term Loans	Senior Secured Second Lien Term Loans	Senior Secured First Lien Notes	Unsecured Debt	Equities/ Warrants	Total
Balance as of September 30, 2017	$537,163	$135,826	$20,478	$—	$80,260	$773,727
Purchases and other adjustments to cost	25,218	1,028	6	3,381	6,344	35,977
Originations	106,664	17,093	—	—	25,245	149,002
Sales	(29,291)	(17,714)	(7,013)	—	—	(54,018)
Settlements	(135,524)	(75,460)	—	—	(2,500)	(213,484)
Net realized gains/(losses) from investments	(50,726)	(37,670)	239	—	(1,174)	(89,331)
Net transfers in and/or out of Level 3	—	—	7,067	—	59	7,126
Net unrealized gains/(losses)	(58,489)	25,787	(1,509)	—	2,221	(31,990)
Balance as of September 30, 2018	$395,015	$48,890	$19,268	$3,381	$110,455	$577,009

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 4. Fair Value Measurements (cont.)

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended September 30, 2017 (dollars in thousands):

	Senior Secured First Lien Term Loans	Senior Secured Second Lien Term Loans	Senior Secured First Lien Notes	Unsecured Debt	Equities/ Warrants	Total
Balance as of September 30, 2016	$565,329	$213,537	$21,048	$52,809	$23,112	$875,835
Purchases and other adjustments to cost	13,015	8,059	—	4,445	387	25,906
Originations	185,462	39,440	—	1,973	65,079	291,954
Sales	(45,701)	(38,500)	—	(30,552)	—	(114,753)
Settlements	(164,622)	(69,510)	—	(15,000)	(2,312)	(251,444)
Net realized gains/(losses) from investments	(41,455)	(7,587)	—	(289)	(23,564)	(72,895)
Net transfers in and/or out of Level 3	—	—	—	—	—	—
Net unrealized gains/(losses)	25,135	(9,613)	(570)	(13,386)	17,558	19,124
Balance as of September 30, 2017	$537,163	$135,826	$20,478	$—	$80,260	$773,727

Net change in unrealized loss included in earnings related to investments still held as of September 30, 2018 and 2017, was approximately $72.1 million and $29.9 million, respectively.

Purchases and other adjustments to cost include purchases of new investments at cost, effects of refinancing/restructuring, accretion/amortization of income from discount/premium on debt securities, and PIK.

Sales represent net proceeds received from investments sold.

Settlements represent principal paydowns received.

A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur. During the year ended September 30, 2018, one of our senior secured first lien notes with a fair value of $7.1 million, and one of our warrant positions with a fair value of $0 transferred from Level 2 to Level 3 because of the decrease in availability of the transaction data or the inputs to the valuation. During the year ended September 30, 2017 none of our investments transferred in or out of Level 3.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 4. Fair Value Measurements (cont.)

The following table presents the quantitative information about Level 3 fair value measurements of our investments, as of September 30, 2018 (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Senior Secured First Lien Term Loans	$175,233	Income Approach (DCF)	Market yield	7.18% - 16.87% (10.80%)
Senior Secured First Lien Term Loans	113,178	Market Approach (Guideline Comparable)/Market Approach (Comparable Transactions)/Income Approach (DCF)/ Enterprise Value Analysis	Revenue Multiple(1) EBITDA Multiple(1) Discount rate Expected Proceeds	0.75x - 1.35x (0.87x) 3.50x - 7.00x (5.93x) 10.00% - 18.00% (16.77%) $0.0M - $127.5M ($76.8M)
Senior Secured First Lien Term Loans	106,604	Recent Arms-Length Transaction	Recent Arms Length Transaction	N/A
Senior Secured First Lien Notes	19,268	Income Approach (DCF)	Market yield	14.17%
Senior Secured Second Lien Term Loan	33,376	Income Approach (DCF)	Market yield	8.99% - 14.17% (11.29%)
Senior Secured Second Lien Term Loans	15,113	Market Approach (Guideline Comparable)/Income Approach (DCF)	Revenue Multiple(1) EBITDA Multiple(1) Discount Rate	0.60x - 0.80x (0.70x) 6.75x - 7.75x (7.25x) 15.50% - 17.50% (16.50%)
Senior Secured Second Lien Term Loan	401	Recent Arms-Length Transaction	Recent Arms Length Transaction	N/A
Unsecured Debt	—	Enterprise Value Analysis	Expected Proceeds	$0.0M - $0.0M ($0.0M)
Unsecured Debt	3,381	Recent Arms-Length Transaction	Recent Arms Length Transaction	N/A
Equity	6,678	Income Approach (DCF)	Market yield	8.75%
Equity	97,107	Market Approach (Guideline Comparable)/Market Approach (Comparable Transactions)/Income Approach (DCF)/Enterprise Value Analysis	Revenue Multiple(1) EBITDA Multiple(1) Discount rate Expected Proceeds	0.70x - 1.35x (0.69x) 4.50x - 13.00x (9.60x) 10.00% - 21.50% (14.79%) $0.0M - $5.7M ($0.0M)
Equity	6,670	Recent Arms-Length Transaction	Recent Arms Length Transaction	N/A
Total	$577,009

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 4. Fair Value Measurements (cont.)

The following table has been modified to conform to the current year presentation, and presents the quantitative information about Level 3 fair value measurements of our investments, as of September 30, 2017 (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Senior Secured First Lien Term Loans	$288,134	Income Approach (DCF)	Market yield	8.63% - 14.74% (11.15%)
Senior Secured First Lien Term Loans	5,254	Enterprise Value Analysis	Expected Proceeds	$0.0M - $4.9M ($4.6M)
Senior Secured First Lien Term Loans	184,059	Market Approach (Guideline Comparable) / Market Approach (Comparable Transactions) / Income Approach (DCF)	Revenue Multiple(1) EBITDA Multiple(1) Discount rate	0.60x - 3.00x (1.42x) 5.50x - 8.00x (6.77x) 10.00% - 22.00% (17.79%)
Senior Secured First Lien Term Loans	59,716	Recent Arms-Length Transaction	Recent Arms Length Transaction	N/A
Senior Secured First Lien Notes	20,478	Income Approach (DCF)	Market yield	8.85% - 8.85% (8.85%)
Senior Secured Second Lien Term Loan	88,126	Income Approach (DCF)	Market yield	9.92% - 16.16% (12.22%)
Senior Secured Second Lien Term Loans	7,760	Enterprise Value Analysis	Expected Proceeds	$0.0M - $15.5M ($7.8M)
Senior Secured Second Lien Term Loan	20,894	Recent Arms-Length Transaction	Recent Arms-Length Transaction	N/A
Senior Secured Second Lien Term Loan	19,046	Market Approach (Guideline Comparable) / Income Approach (DCF)	Revenue Multiple(1) EBITDA Multiple(1) Discount Rate	0.55x - 0.70x (0.67x) 7.00x - 9.13x (8.06x) 17.50% - 18.00% (17.61%)
Unsecured Debt	—	Market Approach (Guideline Comparable) / Market Approach (Comparable Transactions) / Income Approach (DCF)	Revenue Multiple(1) Discount rate	1.00x -1.40x (1.20x) 17.50% - 23.50% (20.50%)
Equity	38,893	Recent Arms-Length Transaction	Recent Arms Length Transaction	N/A
Equity	41,367	Market Approach (Guideline Comparable) / Market Approach (Comparable Transactions) / Income Approach (DCF)	Revenue Multiple(1) EBITDA Multiple(1) Discount rate Expected Proceeds	0.70x - 3.00x (0.74x) 5.00x - 8.63x (7.10x) 10.00% - 20.50% (16.42%) $1.9M - $8.0M ($5.0M)
Equity	—	Enterprise Value Analysis	Expected Proceeds	$0.0M
Total	$773,727

____________

(1)      Represents inputs used when the Company has determined that market participants would use such multiples when measuring the fair value of these investments.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 4. Fair Value Measurements (cont.)

The significant unobservable inputs used in the fair value measurement of the Company’s debt investments are market yields. Increases in market yields would result in lower fair value measurements holding all other variables constant.

The significant unobservable inputs used in the fair value measurement of the Company’s equity/warrants investments are comparable company multiples of Revenue or EBITDA (earnings before interest, taxes, depreciation and amortization) for the last twelve months (“LTM”), next twelve months (“NTM”) or a reasonable period a market participant would consider. Increases in EBITDA multiples in isolation would result in higher fair value measurements.

In September 2017, the Company entered into an agreement with Global Accessories Group, LLC (“Global Accessories”), in which the Company exchanged its full position in Lydell Jewelry Design Studio, LLC for a 3.8% membership interest in Global Accessories, which is included in the Consolidated Schedule of Investments. As part of the agreement, the Company is entitled to contingent consideration in the form of cash payments (“Earnout”), as well as up to an additional 5% membership interest (“AMI”), provided Global Accessories achieves certain financial benchmarks over specified time frames. The Earnout and AMI were initially recorded an aggregate fair value of $2.4 million on the transaction date using the Income Approach and were included on the Consolidated Statements of Assets and Liabilities in other assets. The contingent consideration will be remeasured to fair value at each reporting date until the contingency is resolved. Any changes in fair value will be recognized in earnings. As of September 30, 2018, there was no change in fair value of the contingent consideration.

Note 5. Borrowings

As a BDC, we are generally only allowed to employ leverage to the extent that our asset coverage, as defined in the 1940 Act, equals at least 200% after giving effect to such leverage. The amount of leverage that we employ at any time depends on our assessment of the market and other factors at the time of any proposed borrowing.

However, in March 2018, the Small Business Credit Availability Act modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from 200% to 150%, if certain requirements are met. Under the 1940 Act, we are allowed to increase our leverage capacity if stockholders representing at least a majority of the votes cast, when a quorum is present, approve a proposal to do so. If we receive stockholder approval, we would be allowed to increase our leverage capacity on the first day after such approval. Alternatively, the 1940 Act allows the majority of our independent directors to approve an increase in our leverage capacity, and such approval would become effective after the one-year anniversary of such approval. In either case, we would be required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage.

On November 16, 2012, we obtained an exemptive order from the Securities and Exchange Commission (“SEC”) to permit us to exclude the debt of the SBIC LP guaranteed by the SBA from our 200% asset coverage test under the 1940 Act. The exemptive order provides us with increased flexibility under the 200% asset coverage test by permitting SBIC LP to borrow up to $150 million more than it would otherwise be able to absent the receipt of this exemptive order.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 5. Borrowings (cont.)

The Company’s outstanding debt excluding debt issuance costs as of September 30, 2018 and 2017 was as follows (dollars in thousands):

	September 30, 2018				September 30, 2017
	Aggregate Principal Amount Available	Principal Amount Outstanding	Carrying Value	Fair Value	Aggregate Principal Amount Available	Principal Amount Outstanding	Carrying Value	Fair Value
Revolving Credit Facility	$—	$—	$—	$—	$200,000	$68,000	$68,000	$68,000
Term Loan Facility	—	—	—	—	102,000	102,000	102,000	102,000
2021 Notes	74,013	74,013	74,013	74,960	74,013	74,013	74,013	77,121
2023 Notes	89,847	89,847	89,847	89,128	102,847	102,847	102,847	103,464
2024 Notes	121,276	121,276	121,276	112,993	N/A	N/A	N/A	N/A
SBA Debentures	135,000	135,000	135,000	135,000	150,000	150,000	150,000	150,000
Total	$420,136	$420,136	$420,136	$412,081	$628,860	$496,860	$496,860	$500,585

Credit Facility

Term Loan Facility

The Company had a Senior Secured Term Loan Credit Agreement, as amended (the ’‘Term Loan Facility’’), that was scheduled to mature on July 28, 2020.

On September 1, 2017, the Company reduced the Term Loan Facility commitment to $102.0 million from $174.0 million. The reduction was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.6 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

On January 31, 2018, the Company voluntarily prepaid the remaining $102.0 million outstanding on the Term Loan Facility. The payment was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.9 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

Revolving Credit Facility

The Company had a Senior Secured Revolving Credit Agreement, as amended (the ’‘Revolving Credit Facility’’ and collectively with the Term Loan Facility, the ’‘Facilities’’), with ING Capital LLC, as Administrative Agent, in order to borrow funds to make additional investments.

The pricing on the Revolving Credit Facility was LIBOR (with no minimum) plus 2.75% and had a revolving period that was to end July 28, 2019, followed by a one year amortization period and a final maturity on July 28, 2020.

On February 14, 2017, the Company elected to reduce the total commitment of the Revolving Credit Facility to $200.0 million from $343.5 million. The reduction was accounted for as a debt modification to a line-of credit or revolving-debt arrangement in accordance with ASC 470-50, Modifications and Extinguishments, which attributed to an acceleration of debt issuance costs in the amount of $1.3 million and recorded on the Consolidated Statements of Operations as a component of interest and financing expenses.

On February 12, 2018, the Company elected to reduce the total commitment of the Revolving Credit Facility to $150.0 million from $200.0 million. The reduction was accounted for as a debt modification to a line-of credit or revolving-debt arrangement in accordance with ASC 470-50, Modifications and Extinguishments, which attributed to

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 5. Borrowings (cont.)

an acceleration of debt issuance costs in the amount of $0.4 million and recorded on the Consolidated Statements of Operations as a component of interest and financing expenses.

On September 28, 2018, the Company voluntarily satisfied and terminated the commitments under the Revolving Credit Facility in accordance with its terms. The termination was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $1.0 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

The fair values of our debt obligations are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of our borrowings under the Facilities are estimated based upon market interest rates for our own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. As of September 30, 2017, the valuation of the the Facilities, would be deemed to be Level 3 in the fair value hierarchy, respectively, as defined in Note 4.

In accordance with ASU 2015-03, the debt issuance costs related to the Facilities are reported on the Consolidated Statements of Assets and Liabilities as a direct deduction from the face amount of the Facilities. As of September 30, 2018 and 2017, debt issuance costs related to the Facilities were as follows (dollars in thousands):

	September 30, 2018		September 30, 2017
	Revolving Facility	Term Facility	Revolving Facility	Term Facility
Total Debt Issuance Costs	$8,747	$4,491	$8,546	$4,490
Amortized Debt Issuance Costs	8,747	4,491	6,769	3,444
Unamortized Debt Issuance Costs	$—	$—	$1,777	$1,046

The following table shows the components of interest expense, commitment fees related to the Facilities, amortized debt issuance costs, weighted average stated interest rate and weighted average outstanding debt balance for the Facilities for the years ended September 30, 2018, 2017 and 2016 (dollars in thousands):

	For the years ended September 30
	2018	2017	2016
Revolving Facility interest	$729	$586	$2,116
Revolving Facility commitment fee	1,521	2,419	2,491
Term Facility interest	1,505	6,662	6,047
Amortization of debt issuance costs	1,087	2,870	1,948
Agency and other fees	138	77	79
Total	$4,980	$12,614	$12,681
Weighted average stated interest rate	4.4%	4.0%	3.4%
Weighted average outstanding balance	$50,900	$182,711	$241,522

Unsecured Notes

2019 Notes

On March 21, 2012, the Company issued $40.0 million in aggregate principal amount of 7.125% unsecured notes which were scheduled to mature on March 30, 2019 (the “2019 Notes”). The 2019 Notes bore interest at a rate of 7.125% per year, and were payable quarterly on March 30, June 30, September 30 and December 30 of each year, beginning June 30, 2012. The 2019 Notes were listed on the NYSE and traded thereon under the trading symbol “MCQ”. On February 22, 2017, the 2019 Notes were redeemed at par plus accrued and unpaid interest. The redemption was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.5 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 5. Borrowings (cont.)

2021 Notes

On December 17, 2015, the Company issued $70.8 million in aggregate principal amount of 6.50% unsecured notes that mature on January 30, 2021 (the “2021 Notes”). On January 14, 2016, the Company closed an additional $3.25 million in aggregate principal amount of the 2021 Notes, pursuant to the partial exercise of the underwriters’ option to purchase additional notes. The 2021 Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after January 30, 2019. The 2021 Notes bear interest at a rate of 6.50% per year, payable quarterly on January 30, April 30, July 30 and October 30 of each year, beginning January 30, 2016. The 2021 Notes are listed on the NYSE and trade thereon under the trading symbol “MCX”.

2023 Notes

On March 18, 2013, the Company issued $60.0 million in aggregate principal amount of 6.125% unsecured notes that mature on March 30, 2023 (the “2023 Notes,” and together with the 2019 Notes, the 2021 Notes and the 2024 Notes, the “Unsecured Notes”). On March 26, 2013, the Company closed an additional $3.5 million in aggregate principal amount of the 2023 Notes, pursuant to the partial exercise of the underwriters’ option to purchase additional notes. As of March 30, 2016, the 2023 Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option. The 2023 Notes bear interest at a rate of 6.125% per year, payable quarterly on March 30, June 30, September 30 and December 30 of each year, beginning June 30, 2013. The 2023 Notes are listed on the NYSE and trade thereon under the trading symbol “MCV”.

On December 12, 2016, the Company entered into an “At-The-Market” (“ATM”) debt distribution agreement with FBR Capital Markets & Co., through which the Company could offer for sale, from time to time, up to $40.0 million in aggregate principal amount of the 2023 Notes. The Company has sold 1,573,872 of the 2023 Notes at an average price of $25.03 per note, and has raised $38.6 million in net proceeds, since inception of the ATM debt distribution agreement.

On March 10, 2018, the Company redeemed $13.0 million in aggregate principal amount of the 2023 Notes. The redemption was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.3 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

2024 Notes

On January 26, 2018, the Company priced a debt offering in Israel of $121.3 million in aggregate principal amount of the 2024 Notes that mature on February 27, 2024 and the principal will be payable in four annual installments, of which 25% will be payable on each February 27 for the years 2021 through 2024. As of March 27, 2018, the 2024 Notes may be redeemed in whole or in part at anytime or from time to time at the Company’s option. The 2024 Notes bear interest at a rate of 5.30% per year, payable semi-annually on February 27 and August 27 of each year, beginning August 27, 2018.

The deed of trust governing the 2024 Notes includes certain customary covenants, including minimum equity requirements, and events of default. The 2024 Notes have not been and will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration under the Securities Act of 1933 or in transactions exempt from, or not subject to, such registration requirements. The 2024 Notes are listed for trading on the TASE and denominated in New Israeli Shekels, but linked to the US Dollar at a fixed exchange rate which mitigates any currency exposure to the Company. In connection with this offering, we have dual listed our common stock on the TASE.

On June 5, 2018, the Company announced that on June 1, 2018, its board of directors authorized the Company to repurchase and retire up to $20 million of the Company’s outstanding 2024 Notes on TASE. Execution of the repurchase plan is subject to an open trading window for the Company and continued liquidity at that time and is

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 5. Borrowings (cont.)

expected to continue until the full authorized amount is purchased or market conditions change. The repurchase of the 2024 Notes is not expected to result in any material tax consequences to the Company or its note holders. As of September 30, 2018, the Company has not repurchased any of the 2024 Notes.

The fair values of our debt obligations are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Unsecured Notes, which are publicly traded, is based upon closing market quotes as of the measurement date. As of September 30, 2018 and 2017, the Unsecured Notes would be deemed to be Level 1 in the fair value hierarchy, as defined in Note 4.

In accordance with ASU 2015-03, the debt issuance costs related to the Unsecured Notes are reported on the Consolidated Statements of Assets and Liabilities as a direct deduction from the face amount of the Unsecured Notes. As of September 30, 2018 and 2017, debt issuance costs related to the Unsecured Notes were as follows (dollars in thousands):

	September 30, 2018					September 30, 2017
	2019 Notes	2021 Notes	2023 Notes	2024 Notes	Total	2019 Notes	2021 Notes	2023 Notes	2024 Notes	Total
Total Debt Issuance Costs	$1,475	$3,226	$3,102	$6,287	$14,090	$1,475	$3,226	$3,102	N/A	$7,803
Amortized Debt Issuance Costs	1,475	1,756	1,656	965	5,852	1,475	1,127	1,078	N/A	3,680
Unamortized Debt Issuance Costs	$—	$1,470	$1,446	$5,322	$8,238	$—	$2,099	$2,024	N/A	$4,123

For the years ended September 30, 2018, 2017 and 2016, the components of interest expense, amortized debt issuance costs, weighted average stated interest rate and weighted average outstanding debt balance for the Unsecured Notes were as follows (dollars in thousands):

	For the years ended September 30
	2018	2017	2016
2019 Unsecured Notes interest	$—	$1,116	$2,850
2021 Unsecured Notes interest	4,811	4,811	3,782
2023 Unsecured Notes interest	5,857	5,686	3,889
2023 Unsecured Notes premium	(3)	(2)	N/A
2024 Unsecured Notes interest	4,366	N/A	N/A
Amortization of debt issuance costs	1,936	1,040	921
Total	$16,967	$12,651	$11,442
Weighted average stated interest rate	6.0%	6.4%	6.5%
Weighted average outstanding balance	$251,924	$182,016	$161,491

SBA Debentures

On March 26, 2013, SBIC LP received an SBIC license from the SBA.

The SBIC license allows SBIC LP to obtain leverage by issuing SBA-guaranteed debentures (“SBA Debentures”), subject to the issuance of a capital commitment by the SBA and other customary procedures. SBA Debentures are non-recourse, interest only debentures with interest payable semi-annually and have a ten year maturity. The principal amount of SBA Debentures is not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA Debentures is fixed on a semi-annual basis at a market-driven spread over U.S. Treasury Notes with 10-year maturities. The SBA, as a creditor, will have a superior claim to the SBIC LP’s assets over our

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 5. Borrowings (cont.)

stockholders in the event we liquidate the SBIC LP or the SBA exercises its remedies under the SBA Debentures issued by the SBIC LP upon an event of default.

SBA regulations currently limit the amount that the SBIC LP may borrow to a maximum of $150 million when it has at least $75 million in regulatory capital, receives a capital commitment from the SBA and has been through an examination by the SBA subsequent to licensing. In June 2018, the U.S. Senate passed the Small Business Investment Opportunity Act, which the President signed into law, that amended the Small Business Investment Act of 1958 by increasing the individual leverage limit from $150 million to $175 million, subject to SBA approvals.

On September 1, 2018, the Company repaid $15.0 million in aggregate principal amount of the SBA Debentures. The repayment was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.2 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

As of September 30, 2018 SBIC LP had $75.0 million in regulatory capital and had $135.0 million SBA Debentures outstanding that mature between March 2024 and September 2025. As of September 30, 2017, SBIC LP had $75.0 million in regulatory capital and had $150.0 million SBA Debentures outstanding that mature between September 2023 and September 2025.

Our fixed-rate SBA Debentures as of September 30, 2018 and 2017 were as follows (dollars in thousands):

	September 30, 2018		September 30, 2017
Rate Fix Date	Debenture Amount	Fixed All-in Interest Rate	Debenture Amount	Fixed All-in Interest Rate
September 2013	$—	—%	$5,000	4.404%
March 2014	29,000	3.951	39,000	3.951
September 2014	50,000	3.370	50,000	3.370
September 2014	6,000	3.775	6,000	3.775
September 2015	50,000	3.571	50,000	3.571
Weighted Average Rate/Total	$135,000	3.587%	$150,000	3.639%

As of September 30, 2018, the carrying amount of the SBA Debentures approximated their fair value. The fair values of the SBA Debentures are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the SBA Debentures are estimated based upon market interest rates for our own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. At September 30, 2018 and 2017, the SBA Debentures would be deemed to be Level 3 in the fair value hierarchy, as defined in Note 4.

In accordance with ASU 2015-03, the debt issuance costs related to the SBA Debentures are reported on the Consolidated Statements of Assets and Liabilities as a direct deduction from the face amount of the SBA Debentures. As of September 30, 2018 and 2017, debt issuance costs related to the SBA Debentures were as follows (dollars in thousands):

	September 30, 2018	September 30, 2017
Total Debt Issuance Costs	$5,138	$5,138
Amortized Debt Issuance Costs	3,042	2,292
Unamortized Debt Issuance Costs	$2,096	$2,846

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 5. Borrowings (cont.)

For the years ended September 30, 2018, 2017 and 2016, the components of interest, amortized debt issuance costs, weighted average stated interest rate and weighted average outstanding debt balance for the SBA Debentures were as follows (dollars in thousands):

	For the years ended September 30
	2018	2017	2016
SBA Debentures interest	$5,408	$5,458	$5,473
Amortization of debt issuance costs	563	679	681
Total	$5,971	$6,137	$6,154
Weighted average stated interest rate	3.6%	3.6%	3.7%
Weighted average outstanding balance	$148,767	$150,000	$150,000

Note 6. Agreements

Investment Management Agreement

We entered into an investment management agreement with MCC Advisors. Mr. Brook Taube, our Chairman and Chief Executive Officer, is a managing partner and senior portfolio manager of MCC Advisors, and Mr. Seth Taube, one of our directors, is a managing partner of MCC Advisors.

Under the terms of our investment management agreement, MCC Advisors:

•        determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•        identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and

•        executes, closes, monitors and administers the investments we make, including the exercise of any voting or consent rights.

MCC Advisors’ services under the investment management agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Pursuant to our investment management agreement, we pay MCC Advisors a fee for investment advisory and management services consisting of a base management fee and a two-part incentive fee.

On December 3, 2015, MCC Advisors recommended and, in consultation with the Board, agreed to reduce fees under the investment management agreement. Beginning January 1, 2016, the base management fee was reduced to 1.50% on gross assets above $1 billion. In addition, MCC Advisors reduced its incentive fee from 20% on pre-incentive fee net investment income over an 8% hurdle, to 17.5% on pre-incentive fee net investment income over a 6% hurdle. Moreover, the revised incentive fee includes a netting mechanism and is subject to a rolling three-year look back from January 1, 2016 forward. Under no circumstances will the new fee structure result in higher fees to MCC Advisors than fees under the prior investment management agreement.

The following discussion of our base management fee and two-part incentive fee reflect the terms of the fee waiver agreement executed by MCC Advisors on February 8, 2016 (the “Fee Waiver Agreement”). The terms of the Fee Waiver Agreement are effective as of January 1, 2016, and are a permanent reduction in the base management fee and incentive fee on net investment income payable to MCC Advisors for the investment advisory and management services it provides under the investment management agreement. The Fee Waiver Agreement does not change the second component of the incentive fee, which is the incentive fee on capital gains.

Base Management Fee

For providing investment advisory and management services to us, MCC Advisors receives a base management fee. The base management fee is calculated at an annual rate of 1.75% (0.4375% per quarter) of up to $1.0 billion of

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 6. Agreements (cont.)

the Company’s gross assets and 1.50% (0.375% per quarter) of any amounts over $1.0 billion of the Company’s gross assets, and is payable quarterly in arrears. The base management fee will be calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters and will be appropriately pro-rated for any partial quarter. On May 4, 2018, MCC Advisors voluntarily elected to waive $380,000 of the base management fee payable for the quarter ended March 31, 2018, which is shown on the Consolidated Statements of Operations.

Incentive Fee

The incentive fee has two components, as follows:

Incentive Fee Based on Income

The first component of the incentive fee is payable quarterly in arrears and is based on our pre-incentive fee net investment income earned during the calendar quarter for which the incentive fee is being calculated. MCC Advisors is entitled to receive the incentive fee on net investment income from us if our Ordinary Income (as defined below) exceeds a quarterly “hurdle rate” of 1.5%. The hurdle amount is calculated after making appropriate adjustments to the Company’s net assets, as determined as of the beginning of each applicable calendar quarter, in order to account for any capital raising or other capital actions as a result of any issuances by the Company of its common stock (including issuances pursuant to our dividend reinvestment plan), any repurchase by the Company of its own common stock, and any dividends paid by the Company, each as may have occurred during the relevant quarter.

Beginning with the calendar quarter that commenced on January 1, 2016, the incentive fee on net investment income is determined and paid quarterly in arrears at the end of each calendar quarter by reference to our aggregate net investment income, as adjusted as described below, from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since January 1, 2016). We refer to such period as the “Trailing Twelve Quarters.”

The hurdle amount for the incentive fee on net investment income is determined on a quarterly basis, and is equal to 1.5% multiplied by the Company’s net asset value at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments to the Company’s net assets, as determined as of the beginning of each applicable calendar quarter, in order to account for any capital raising or other capital actions as a result of any issuances by the Company of its common stock (including issuances pursuant to our dividend reinvestment plan), any repurchase by the Company of its own common stock, and any dividends paid by the Company, each as may have occurred during the relevant quarter. The incentive fee for any partial period will be appropriately prorated. Any incentive fee on net investment income will be paid to MCC Advisors on a quarterly basis, and will be based on the amount by which (A) aggregate net investment income (“Ordinary Income”) in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount.” For the avoidance of doubt, Ordinary Income is net of all fees and expenses, including the reduced base management fee but excluding any incentive fee on Pre-Incentive Fee net investment income or on the Company’s capital gains.

Determination of Quarterly Incentive Fee Based on Income

The incentive fee on net investment income for each quarter is determined as follows:

•        No incentive fee on net investment income is payable to MCC Advisors for any calendar quarter for which there is no Excess Income Amount;

•        100% of the Ordinary Income, if any, that exceeds the hurdle amount, but is less than or equal to an amount, which we refer to as the “Catch-up Amount,” determined as the sum of 1.8182% multiplied by the Company’s net assets at the beginning of each applicable calendar quarter, as adjusted as noted above, comprising the relevant Trailing Twelve Quarters is included in the calculation of the incentive fee on net investment income; and

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 6. Agreements (cont.)

•        17.5% of the Ordinary Income that exceeds the Catch-up Amount is included in the calculation of the incentive fee on net investment income.

The amount of the incentive fee on net investment income that will be paid to MCC Advisors for a particular quarter will equal the excess of the incentive fee so calculated minus the aggregate incentive fees on net investment income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters but not in excess of the Incentive Fee Cap (as described below).

The incentive fee on net investment income that is paid to MCC Advisors for a particular quarter is subject to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap for any quarter is an amount equal to (a) 17.5% of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate incentive fees on net investment income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

“Cumulative Net Return” means (x) the Ordinary Income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss (as described below), if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company will pay no incentive fee on net investment income to MCC Advisors for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the incentive fee on net investment income that is payable to MCC Advisors for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an incentive fee on net investment income to MCC Advisors equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the incentive fee on net investment income that is payable to MCC Advisors for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an incentive fee on net investment income to MCC Advisors, calculated as described above, for such quarter without regard to the Incentive Fee Cap.

“Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, and dilution to the Company’s net assets due to capital raising or capital actions, in such period and (ii) aggregate capital gains, whether realized or unrealized and accretion to the Company’s net assets due to capital raising or capital action, in such period.

Dilution to the Company’s net assets due to capital raising is calculated, in the case of issuances of common stock, as the amount by which the net asset value per share was adjusted over the transaction price per share, multiplied by the number of shares issued. Accretion to the Company’s net assets due to capital raising is calculated, in the case of issuances of common stock (including issuances pursuant to our dividend reinvestment plan), as the excess of the transaction price per share over the amount by which the net asset value per share was adjusted, multiplied by the number of shares issued. Accretion to the Company’s net assets due to other capital action is calculated, in the case of repurchases by the Company of its own common stock, as the excess of the amount by which the net asset value per share was adjusted over the transaction price per share multiplied by the number of shares repurchased by the Company.

Incentive Fee Based on Capital Gains

The second component of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment management agreement as of the termination date) and equals 20.0% of our cumulative aggregate realized capital gains less cumulative realized capital losses, unrealized capital depreciation (unrealized depreciation on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to the investment adviser.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 6. Agreements (cont.)

Under GAAP, the Company calculates the second component of the incentive fee as if the Company had realized all assets at their fair values as of the reporting date. Accordingly, when applicable, the Company accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. As the provisional capital gains incentive fee is subject to the performance of investments until there is a realization event, the amount of the provisional capital gains incentive fee accrued at a reporting date may vary from the capital gains incentive that is ultimately realized and the differences could be material.

Base Management Fee — Prior to Fee Waiver Agreement

Prior to January 1, 2016, the base management fee was calculated at an annual rate of 1.75% of our gross assets (which is defined as all the assets of the Company, including those acquired using borrowings for investment purposes), and was payable quarterly in arrears. The base management fee was based on the average value of our gross assets at the end of the two most recently completed calendar quarters.

Incentive Fee — Prior to Fee Waiver Agreement

Prior to January 1, 2016, the incentive fee based on net investment income was calculated as 20.0% of the amount, if any, by which our pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets calculated as of the end of the calendar quarter immediately preceding the calendar quarter for which the incentive fee is being calculated, exceeds a 2.0% (which is 8.0% annualized) hurdle rate but also includes a “catch-up” provision. Under this provision, in any calendar quarter, our investment adviser receives no incentive fee until our net investment income equals the hurdle rate of 2.0%, but then receives, as a “catch-up”, 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, our investment adviser will receive 20% of our pre-incentive fee net investment income as if the hurdle rate did not apply. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies accrued during the calendar quarter, minus our operating expenses for the quarter including the base management fee, expenses payable under the administration agreement, and any interest expense and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash.

For the avoidance of doubt, the purpose of the new incentive fee calculation under the Fee Waiver Agreement is to permanently reduce aggregate fees payable to MCC Advisors by the Company, effective as of January 1, 2016. In order to ensure that the Company will pay MCC Advisors lesser aggregate fees on a cumulative basis, as calculated beginning January 1, 2016, we will, at the end of each quarter, also calculate the base management fee and incentive fee on net investment income owed by the Company to MCC Advisors based on the formula in place prior to January 1, 2016. If, at any time beginning January 1, 2016, the aggregate fees on a cumulative basis, as calculated based on the formula in place after January 1, 2016, would be greater than the aggregate fees on a cumulative basis, as calculated based on the formula in place prior to January 1, 2016, MCC Advisors shall only be entitled to the lesser of those two amounts.

For the years ended September 30, 2018, 2017 and 2016, the Company incurred base management fees to MCC Advisors of $14.7 million, $17.8 million, and $19.5 million, respectively.

For the year ended September 30, 2018, base management fees, net of the voluntary $0.4 million waiver, was $14.3 million. For the years ended September 30, 2017 and 2016, base management fees, net of $47,941 and $142,546 waived under the Fee Waiver Agreement, were $17.7 million and $19.3 million, respectively.

The incentive fees shown in the Consolidated Statements of Operations are calculated using the fee structure set forth in investment management agreement, and then adjusted to reflect the terms of the Fee Waiver Agreement.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 6. Agreements (cont.)

Pursuant to the investment management agreement, pre-incentive fee net investment income is compared to a hurdle rate of 2.0% of the net asset value at the beginning of the period and is calculated as follows:

1)      No incentive fee is recorded during the quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate;

2)      100% of pre-incentive fee net investment income that exceeds the hurdle rate but is less than 2.5% in the quarter; and

3)      20.0% of the amount of pre-incentive fee net investment income, if any, that exceeds 2.5% of the hurdle rate.

For purposes of implementing the fee waiver under the Fee Waiver Agreement, we calculate the incentive fee based upon the formula that exists under the investment management agreement, and then apply the terms of waiver set forth in the Fee Waiver Agreement, if applicable.

For the year ended September 30, 2018, the Company did not incur any incentive fees on net investment income because pre-incentive fee net investment income did not exceed the hurdle amount under the formula that exists under the investment management agreement. For the years ended September 30, 2017 and 2016, the Company incurred $0.9 million and $11.5 million of incentive fees related to pre-incentive fee net investment income. For the years ended September 30, 2017 and 2016, incentive fees, net of $43,663 and $3.5 million waived under the Fee Waiver Agreement were $0.9 million and $8.0 million, respectively.

As of September 30, 2018 and 2017, $3.3 million and $4.3 million, respectively, were included in “management and incentive fees payable” in the accompanying Consolidated Statements of Assets and Liabilities.

Administration Agreement

On January 19, 2011, the Company entered into an administration agreement with MCC Advisors. Pursuant to this agreement, MCC Advisors furnishes us with office facilities and equipment, clerical, bookkeeping, recordkeeping and other administrative services related to the operations of the Company. We reimburse MCC Advisors for our allocable portion of overhead and other expenses incurred by it performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer and Chief Compliance Officer and their respective staff. From time to time, our administrator may pay amounts owed by us to third-party service providers and we will subsequently reimburse our administrator for such amounts paid on our behalf. For the years ended September 30, 2018, 2017 and 2016, we incurred $3.6 million, $3.8 million, and $3.9 million in administrator expenses, respectively.

As of September 30, 2018 and 2017, $0.8 million and $0.9 million, respectively, were included in “administrator expenses payable” in the accompanying Consolidated Statements of Assets and Liabilities.

Note 7. Related Party Transactions

Due to Affiliate

Due to affiliate consists of certain general and administrative expenses paid by an affiliate on behalf of the Company.

Other Related Party Transactions

Certain affiliates of MCC Advisors, Medley Capital LLC, their respective affiliates and some of their employees purchased in the IPO an aggregate of 833,333 shares of common stock at the IPO price per share of $12.00. The Company received the full proceeds from the sale of these shares, and no underwriting discounts or commissions were paid in respect of these shares.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 7. Related Party Transactions (cont.)

Opportunities for co-investments may arise when MCC Advisors or an affiliated investment adviser becomes aware of investment opportunities that may be appropriate for the Company, other clients, or affiliated funds. On November 25, 2013, the Company obtained an exemptive order from the SEC that permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley, LLC or an investment adviser controlled by Medley, LLC in a manner consistent with our investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors (the “Prior Exemptive Order”). On March 29, 2017, the Company, MCC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the “Exemptive Order”) that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with us that would otherwise have been prohibited under Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. On October 4, 2017, the Company, MCC Advisors and certain of our affiliates received an exemptive order that supersedes the Exemptive Order (the “Current Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. If the Mergers are successfully consummated, Sierra and certain of its affiliates will not be able to rely on the Current Exemptive Order. In this regard, on November 19, 2018, Sierra and certain of its affiliates have submitted an exemptive application to the SEC for an exemptive order that would supersede the Current Exemptive Order (the “Superseding Exemptive Order”) and would permit Sierra to participate in negotiated co- investment transactions with certain affiliates that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. There can be no assurance if and when Sierra will receive the Superseding Exemptive Order. The terms of the Superseding Exemptive Order, if received, would be substantially similar to the Current Exemptive Order. Co-investment under the Superseding Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the board of directors determines that it would be in Sierra’s best interest to participate in the transaction. The Current Exemptive Order will remain in effect unless and until the Mergers are completed and the Superseding Exemptive Order is granted by the SEC. However, neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them.

Note 8. Commitments

Guarantees

The Company has a guarantee to issue up to $7.0 million in standby letters of credit through a financial intermediary on behalf of a certain portfolio company. Under this arrangement, if the standby letters of credit were to be issued, the Company would be required to make payments to third parties if the portfolio company was to default on its related payment obligations. The guarantee will renew annually until cancellation. As of September 30, 2018 and 2017, the Company had not issued any standby letters of credit under the commitment on behalf of the portfolio company.

Unfunded commitments

As of September 30, 2018 and 2017, we had commitments under loan and financing agreements to fund up to $36.1 million to 17 portfolio companies and $23.7 million to 15 portfolio companies, respectively. These commitments are primarily composed of senior secured term loans and revolvers, and an analysis of their fair value is included in the Consolidated Schedule of Investments. The commitments are generally subject to the borrowers meeting certain criteria such as compliance with covenants and certain operational metrics. The terms of the borrowings and financings subject to

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 8. Commitments (cont.)

commitment are comparable to the terms of other loan and equity securities in our portfolio. A summary of the composition of the unfunded commitments as of September 30, 2018 and 2017 is shown in the table below (dollars in thousands):

	September 30, 2018	September 30, 2017
Impact Group, LLC - Delayed Draw Term Loan	$8,567	$755
Redwood Services Group, LLC - Delayed Draw Term Loan	4,839	—
SFP Holding, Inc. - Delayed Draw Term Loan	2,765	1,778
Accupac, Inc. - Delayed Draw Term Loan	2,612	2,612
SMART Financial Operations, LLC - Delayed Draw Term Loan	2,400	4,725
RMS Holding Company, LLC - Revolver	2,327	—
Barry’s Bootcamp Holdings, LLC - Revolver	2,200	4,400
DataOnline Corp. - Revolver	1,890	—
Redwood Services Group, LLC - Revolver	1,750	—
Barry’s Bootcamp Holdings, LLC - Delayed Draw Term Loan	1,271	1,271
Trans-Fast Remittance LLC - Delayed Draw Term Loan	1,057	1,057
Alpine SG, LLC - Revolver	1,000	—
Black Angus Steakhouses, LLC - Delayed Draw Term Loan	893	893
1888 Industrial Services, LLC - Revolver	719	1,797
Black Angus Steakhouses, LLC - Revolver	625	516
Manna Pro Products, LLC - Delayed Draw Term Loan	429	—
Brook & Whittle Holding Corp. - Delayed Draw Term Loan	310	—
Access Media Holdings, LLC - Series AAA Preferred Equity	173	277
Central States Dermatology Services, LLC - Delayed Draw Term Loan	137	254
SavATree, LLC - Delayed Draw Term Loan	123	167
CP OPCO, LLC - Revolver	—	1,973
Brantley Transportation LLC - Delayed Draw Term Loan	—	788
NVTN LLC - Delayed Draw Term Loan	—	250
Engineered Machinery Holdings, Inc. - Delayed Draw Term Loan	—	159
Total	$36,087	$23,672

Legal Proceedings

We are a party to certain legal proceedings incidental to the normal course of our business, including where third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While the outcome of these legal proceedings cannot at this time be predicted with certainty, we do not expect that these proceedings will have a material effect on our financial condition or results of operations.

Note 9. Fee Income

Fee income consists of origination/closing fee, amendment fee, prepayment penalty, administrative agent fee, and other miscellaneous fees. The following tables summarize the Company’s fee income for the years ended September 30, 2018, 2017 and 2016 (dollars in thousands):

	For the years ended September 30
	2018	2017	2016
Origination fee	$2,780	$3,078	$1,381
Administrative agent fee	610	625	684
Amendment fee	579	1,323	2,563
Other fees	285	790	276
Prepayment fee	220	804	2,551
Fee income	$4,474	$6,620	$7,455

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 10. Directors Fees

On December 7, 2016, the board of directors approved an amendment to the compensation model pursuant to which the independent directors earn fees for their service on the board of directors. Prior to the amendment, as compensation for serving on our board of directors, each independent director received an annual fee of $55,000. Independent directors also received $7,500 ($1,500 for telephonic attendance) plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and received $2,500 ($1,500 for telephonic attendance) plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting. In addition, the chairman of the audit committee received an annual fee of $25,000 and each chairperson of any other committee received an annual fee of $10,000, and other members of the audit committee and any other standing committees received an annual fee of $12,500 and $6,000, respectively, for their additional services in these capacities.

The compensation model approved by the board of directors on December 7, 2016, which was retroactively effective as of October 1, 2016, amended the prior model by increasing the annual fee received by each independent director from $55,000 to $90,000, but decreasing the per board meeting fee from $7,500 to $3,000. In addition, there will no longer be a different fee for participating in board and/or committee meetings telephonically.

On January 26, 2018, the board of directors established a special committee comprised solely of its independent directors (the “MCC Special Committee”), for the purpose of assessing the merits of various proposed strategic transactions. As compensation for serving on the MCC Special Committee, each independent director received a one-time retainer of $25,000 plus reimbursement of out-of-pocket expenses, consistent with the Company’s policies for reimbursement of members of the board of directors. In addition, the chairman of the MCC Special Committee receives a monthly fee of $15,000 and other members receive a monthly fee of $10,000.

No compensation is paid to directors who are ’‘interested persons’’ of the Company (as such term is defined in the 1940 Act). For the years ended September 30, 2018, 2017 and 2016, we accrued $1.3 million, $0.6 million and $0.5 million for directors’ fees expense, respectively.

Note 11. Earnings Per Share

In accordance with the provisions of ASC Topic 260 - Earnings per Share, basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company does not have any potentially dilutive common shares as of September 30, 2018.

The following information sets forth the computation of the weighted average basic and diluted net increase/(decrease) in net assets per share from operations for the years ended September 30, 2018, 2017 and 2016 (dollars in thousands, except share and per share amounts):

	For the years ended September 30
	2018	2017	2016
Basic and diluted:
Net increase/(decrease) in net assets from operations	$(110,924)	$(15,077)	$(27,962)
Weighted average common shares outstanding	54,474,211	54,474,211	55,399,646
Earnings per common share-basic and diluted	$(2.04)	$(0.28)	$(0.50)

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 12. Financial Highlights

The following is a schedule of financial highlights for the years ended September 30, 2018, 2017, 2016, 2015 and 2014:

	For the years ended September 30
	2018	2017	2016	2015	2014
Per share data(1):
Net asset value per share at beginning of year	$8.45	$9.49	$11.00	$12.43	$12.70

Net investment income(2)	0.23	0.67	0.97	1.27	1.58
Net realized gains/(losses) on investments	(1.64)	(1.34)	(0.71)	(1.06)	0.01
Net unrealized appreciation/(depreciation) on investments	(0.59)	0.39	(0.76)	(0.46)	(0.46)
Change in provision for deferred taxes on unrealized appreciation/(depreciation) on investments	0.01	0.02	—	(0.01)	(0.03)
Loss on extinguishment of debt	(0.04)	(0.02)	—	—	—
Net increase/(decrease) in net assets	(2.03)	(0.28)	(0.50)	(0.26)	1.10

Distributions from net investment income	(0.40)	(0.76)	(1.12)	(1.27)	(1.33)
Distributions from tax return of capital	(0.12)	—	—	—	(0.13)
Distributions from net realized gains	—	—	—	0.00	(0.02)
Issuance of common stock, net of underwriting costs	—	—	—	—	0.09
Repurchase of common stock under stock repurchase program	—	—	0.11	0.12	—
Offering costs	—	—	—	—	(0.01)
Other(5)	—	—	—	(0.02)	0.03
Net asset value at end of year	$5.90	$8.45	$9.49	$11.00	$12.43

Net assets at end of year	$321,178,727	$460,429,317	$516,919,142	$619,920,384	$729,856,881
Shares outstanding at end of year	54,474,211	54,474,211	54,474,211	56,337,152	58,733,284

Per share market value at end of year	$3.82	$5.97	$7.63	$7.44	$11.81
Total return based on market value(3)	(27.82)%	(12.73)%	19.37%	(27.56)%	(3.98)%
Total return based on net asset value(4)	(21.29)%	(0.68)%	0.42%	1.76%	9.73%
Portfolio turnover rate	26.46%	26.01%	8.86%	18.33%	33.95%

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 12. Financial Highlights (cont.)

The following is a schedule of ratios and supplemental data for the years ended September 30, 2018, 2017, 2016, 2015, and 2013:

	For the years ended September 30
	2018	2017	2016	2015	2014
Ratios:
Ratio of net investment income to average net assets after waivers(6)	3.37%	7.50%	9.97%	11.00%	12.00%
Ratio of total expenses to average net assets after waivers(6)	14.77%	12.35%	12.49%	11.51%	10.40%
Ratio of incentive fees to average net assets after waivers(6)	—%	0.18%	1.49%	2.75%	3.00%

Supplemental Data:
Ratio of net operating expenses and credit facility related expenses to average net assets(6)(12)	14.77%	12.17%	11.00%	8.75%	7.40%
Percentage of non-recurring fee income(7)	5.78%	6.23%	5.61%	6.80%	20.45%
Average debt outstanding(8)	$451,590,779	$514,726,703	$553,012,824	$568,202,466	$357,547,464
Average debt outstanding per common share	$8.29	$9.45	$9.98	$9.86	$7.55
Asset coverage ratio per unit(9)	2,126	2,327	2,414	2,318	2,732
Total Debt Outstanding(13):
Revolving Credit Facility	$—	$68,000,000	$14,000,000	$192,700,000	$146,500,000
Term Loan Facility	$—	$102,000,000	$174,000,000	$174,000,000	$171,500,000
2019 Notes	$—	$—	$40,000,000	$40,000,000	$40,000,000
2021 Notes	$74,012,825	$74,012,825	$74,012,825	$—	$—
2023 Notes	$89,846,800	$102,846,800	$63,500,000	$63,500,000	$63,500,000
2024 Notes	$121,275,690	$—	$—	$—	$—
SBA Debentures	$135,000,000	$150,000,000	$150,000,000	$150,000,000	$100,000,000

Average market value per unit:
Facilities(10)	N/A	N/A	N/A	N/A	N/A
SBA debentures(10)	N/A	N/A	N/A	N/A	N/A
2019 Notes(11)	N/A	$25.39	$25.44	$25.26	$25.62
2021 Notes	$25.48	$25.80	$25.48	N/A	N/A
2023 Notes	$25.02	$25.18	$25.19	$24.79	$24.76
2024 Notes	$273.95	N/A	N/A	N/A	N/A

____________

(1)      Table may not foot due to rounding.

(2)      Net investment income excluding management and incentive fee waivers based on total weighted average common stock outstanding equals $0.22, $0.67, and $0.90 per share for the years ended September 30, 2018, 2017 and 2016, respectively. Net investment income based on total weighted average common stock outstanding equals $1.27 and $1.58 per share for the years ended September 30, 2015 and 2014, respectively.

(3)      Total return is historical and assumes changes in share price, reinvestments of all dividends and distributions at prices obtained under the Company’s dividend reinvestment plan, and no sales charge for the period.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 12. Financial Highlights (cont.)

(4)      Total return is historical and assumes changes in NAV, reinvestments of all dividends and distributions at prices obtained under the Company’s dividend reinvestment plan, and no sales charge for the period.

(5)      Represents the impact of the different share amounts used in calculating per share data as a result of calculating certain per share data based upon the weighted average basic shares outstanding during the period and certain per share data based on the shares outstanding as of a period end or transaction date.

(6)      For the year ended September 30, 2018, excluding management and incentive fee waivers, the ratio of net investment income, total expenses, incentive fees, and operating expenses and credit facility related expenses to average net assets is 3.26%, 14.88%, 0.00%, and 14.88%, respectively. For the year ended September 30, 2017, excluding management and incentive fee waivers, the ratio of net investment income, total expenses, incentive fees, and operating expenses and credit facility related expenses to average net assets is 7.48%, 12.37%, 0.18%, and 12.18%, respectively. For the year ended September 30, 2016, excluding management and incentive fee waivers, the ratio of net investment income, total expenses, incentive fees, and operating expenses and credit facility related expenses to average net assets is 9.29%, 13.17%, 2.14%, and 11.03%, respectively.

(7)      Represents the impact of the non-recurring fees as a percentage of total investment income.

(8)      Based on daily weighted average carrying value of debt outstanding during the period.

(9)      Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness. Asset coverage ratio per unit does not include unfunded commitments. The inclusion of unfunded commitments in the calculation of the asset coverage ratio per unit would not cause us to be below the required amount of regulatory coverage.

(10)    The Facilities and SBA Debentures are not registered for public trading.

(11)    During the year ended September 30, 2017, the 2019 Notes were redeemed in full and ceased trading on February 17, 2017. The average price for the year ended September 30, 2017 reflects the period from October 1, 2016 through February 17, 2017.

(12)    Excludes incentive fees.

(13)    Total amount of each class of senior securities outstanding at the end of the period presented.

Note 13. Dividends

Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a dividend is determined by our board of directors.

We have adopted an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a cash dividend or other distribution, each stockholder that has not “opted out” of our dividend reinvestment plan will have its dividends automatically reinvested in additional shares of our common stock rather than receiving cash dividends. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received cash distributions.

The following table summarizes the Company’s dividend distributions during the years ended September 30, 2018 and 2017:

Date Declared	Record Date	Payment Date	Amount Per Share
During the year ended September 30, 2018
10/31/2017	11/22/2017	12/22/2017	$0.16
1/30/2018	2/21/2018	3/23/2018	0.16
5/4/2018	6/6/2018	6/21/2018	0.10
8/2/2018	9/5/2018	9/20/2018	0.10
			$0.52

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 13. Dividends (cont.)

Date Declared	Record Date	Payment Date	Amount Per Share
During the year ended September 30, 2017
11/3/2016	11/23/2016	12/23/2016	$0.22
1/31/2017	2/22/2017	3/24/2017	0.22
5/5/2017	5/24/2017	6/23/2017	0.16
8/3/2017	8/23/2017	9/22/2017	0.16
			$0.76

Note 14. Stock Repurchase Program

The Company had a share repurchase program from February 5, 2015 to December 31, 2017. Under the share repurchase program, the Company repurchased an aggregate of 4,259,073 shares of common stock at an average price of $8.00 per share with a total cost of approximately $34.1 million, and the Company’s net asset value per share was increased by approximately $0.23 as a result of the share repurchases.

The following table summarizes our share repurchases under our stock repurchase program for the years ended September 30, 2018, 2017, and 2016 (dollars in thousands, except share and per share amounts):

	For the years ended September 30
	2018	2017	2016
Dollar amount repurchased	N/A(1)	N/A(1)	$12,870
Shares Repurchased	N/A(1)	N/A(1)	1,862,941
Average price per share	N/A(1)	N/A(1)	$6.91
Weighted average discount to Net Asset Value	N/A(1)	N/A(1)	31.0%

____________

(1)      The Company did not repurchase any shares during the years ended September 30, 2018 and 2017.

Note 15. Selected Quarterly Financial Data (Unaudited)

The following tables represent selected unaudited quarterly financial data for the Company during the years ended September 30, 2018, 2017, and 2016 (dollars in thousands, except per share amounts):

	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Consolidated Statement of Operations data:
Total investment income	$15,210	$13,945	$17,035	$20,631
Net investment income	741	904	3,580	7,179
Net realized and unrealized gain/(loss)	(23,059)	(27,753)	(31,391)	(39,213)
Change in provision for deferred taxes on unrealized gain/(loss) on investments	—	194	190	90
Loss on extinguishment of debt	(1,218)	(11)	(1,158)	—
Net increase/(decrease) in net assets resulting from operations	(23,536)	(26,666)	(28,779)	(31,944)
Earnings per share	(0.43)	(0.49)	(0.53)	(0.59)
Net asset value per common share at period end	$5.90	$6.43	$7.02	$7.71

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
September 30, 2018

Note 15. Selected Quarterly Financial Data (Unaudited) (cont.)

	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Consolidated Statement of Operations data:
Total investment income	$22,147	$23,696	$24,357	$26,056
Net investment income	8,624	9,569	8,042	10,135
Net realized and unrealized gain/(loss)	(20,446)	(7,353)	(19,834)	(3,809)
Change in provision for deferred taxes on unrealized gain/(loss) on investments	309	783	—	—
Loss on extinguishment of debt	(640)	—	(456)	—
Net increase/(decrease) in net assets resulting from operations	(12,153)	2,999	(12,248)	6,326
Earnings per share	(0.22)	0.06	(0.22)	0.12
Net asset value per common share at period end	$8.45	$8.84	$8.94	$9.39
	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Consolidated Statement of Operations data:
Total investment income	$27,195	$28,412	$30,714	$34,427
Net investment income	12,396	10,954	14,575	15,666
Net realized and unrealized gain/(loss)	(16,110)	3,109	(13,994)	(54,646)
Change in provision for deferred taxes on unrealized gain/(loss) on investments	486	(40)	(133)	(225)
Net increase/(decrease) in net assets resulting from operations	(3,228)	14,022	448	(39,204)
Earnings per share	(0.06)	0.26	0.01	(0.70)
Net asset value per common share at period end	$9.49	$9.76	$9.80	$10.01

Note 16. Subsequent Events

Management has evaluated subsequent events through the date of issuance of the consolidated financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the Consolidated Financial Statements as of and for the year ended September 30, 2018, except as disclosed below.

On November 16, 2018, the Company’s board of directors declared a quarterly dividend of $0.10 per share, payable on December 20, 2018, to stockholders of record at the close of business on December 5, 2018. The specific tax characteristics of the distribution will be reported to stockholders on Form 1099 after the end of the calendar year.

On November 30, 2018, the Company caused notices to be issued to the holders of the 2023 Notes regarding the Company’s exercise of its option to redeem $12,000,000 in aggregate principal amount of the $89,846,800 in aggregate principal amount of issued and outstanding 2023 Notes on December 31, 2018.

Medley Capital Corporation
Consolidated Statements of Assets and Liabilities

	June 30, 2019	September 30, 2018
	(unaudited)
ASSETS
Investments at fair value
Non-controlled/non-affiliated investments (amortized cost of $239,646,562 and $428,717,777, respectively)	$229,401,550	$393,149,374
Affiliated investments (amortized cost of $130,986,190 and $102,546,973, respectively)	122,953,330	100,640,804
Controlled investments (amortized cost of $188,442,371 and $233,421,693, respectively)	123,424,473	161,639,736
Total investments at fair value	475,779,353	655,429,914
Cash and cash equivalents	49,444,200	75,665,981
Other assets	4,603,634	3,420,442
Interest receivable	3,447,372	6,377,076
Receivable for dispositions and investments sold	261,271	160,257
Fees receivable	163,096	187,276
Deferred offering costs	—	354,754
Total assets	$533,698,926	$741,595,700

LIABILITIES
Notes payable (net of debt issuance costs of $6,307,495 and $8,238,300, respectively)	$265,718,633	$276,909,028
SBA debentures payable (net of debt issuance costs of $0 and $2,095,329, respectively)	—	132,904,671
Accounts payable and accrued expenses	11,958,855	2,935,833
Interest and fees payable	4,367,996	3,280,018
Management and incentive fees payable (see Note 6)	2,688,946	3,347,674
Administrator expenses payable (see Note 6)	762,428	808,546
Deferred revenue	79,153	192,152
Due to affiliate	42,787	39,051
Total liabilities	$285,618,798	$420,416,973

Guarantees and Commitments (see Note 8)

NET ASSETS
Common stock, par value $0.001 per share, 100,000,000 common shares authorized, 54,474,211 and 54,474,211 common shares issued and outstanding, respectively	$54,474	$54,474
Capital in excess of par value	698,586,770	698,586,770
Total distributable earnings/(loss)	(450,561,116)	(377,462,517)
Total net assets	248,080,128	321,178,727
Total liabilities and net assets	$533,698,926	$741,595,700

NET ASSET VALUE PER SHARE	$4.55	$5.90

See accompanying notes to consolidated financial statements.

Medley Capital Corporation
Consolidated Statements of Operations

	For the three months ended June 30		For the nine months ended June 30
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INVESTMENT INCOME
Interest from investments
Non-controlled/non-affiliated investments:
Cash	$5,663,055	$7,736,213	$21,250,292	$31,793,233
Payment-in-kind	306,022	687,187	1,484,205	3,200,815
Affiliated investments:
Cash	495,962	537,261	1,707,679	1,605,335
Payment-in-kind	668,601	828,886	2,284,966	2,447,953
Controlled investments:
Cash	85,759	456,232	249,217	1,312,531
Payment-in-kind	819,580	896,059	2,608,437	2,429,712
Total interest income	8,038,979	11,141,838	29,584,796	42,789,579
Dividend income	2,012,500	1,925,000	6,104,027	5,541,360
Interest from cash and cash equivalents	139,981	65,440	512,510	123,003
Fee income (see Note 9)	1,202,563	812,656	1,981,400	3,156,924
Total investment income	11,394,023	13,944,934	38,182,733	51,610,866

EXPENSES
Base management fees (see Note 6)	2,688,946	3,532,513	8,958,472	11,376,236
Incentive fees (see Note 6)	—	—	—	—
Interest and financing expenses	6,833,680	6,754,085	18,741,485	20,983,301
Professional fees	3,222,912	679,322	14,580,192	1,820,854
General and administrative	1,161,988	474,043	4,646,854	1,903,082
Administrator expenses (see Note 6)	762,428	949,696	2,462,204	2,773,616
Directors fees	419,725	520,530	1,088,575	919,025
Insurance	127,446	130,345	363,623	393,633
Expenses before management and incentive fee waivers	15,217,125	13,040,534	50,841,405	40,169,747
Management fee waiver (see Note 6)	—	—	—	(380,000)
Incentive fee waiver (see Note 6)	—	—	—	—
Total expenses net of management and incentive fee waivers	15,217,125	13,040,534	50,841,405	39,789,747
Net investment income/(loss) before excise taxes	(3,823,102)	904,400	(12,658,672)	11,821,119
Excise tax expense	—	—	—	(157,922)
NET INVESTMENT INCOME/(LOSS)	(3,823,102)	904,400	(12,658,672)	11,663,197

REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS
Net realized gain/(loss) from investments
Non-controlled/non-affiliated investments	(8,962,845)	(34,999,937)	(24,762,224)	(58,352,065)
Affiliated investments	—	—	—	—
Controlled investments	—	—	(51,538,556)	—
Net realized gain/(loss) from investments	(8,962,845)	(34,999,937)	(76,300,780)	(58,352,065)

Medley Capital Corporation
Consolidated Statements of Operations (continued)

	For the three months ended June 30		For the nine months ended June 30
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net unrealized appreciation/(depreciation) on investments
Non-controlled/non-affiliated investments	5,159,471	15,078,448	25,323,391	(13,069,377)
Affiliated investments	(653,138)	927,342	(6,126,691)	281,739
Controlled investments	(20,155,432)	(8,759,199)	6,764,059	(27,217,916)
Net unrealized appreciation/(depreciation) on investments	(15,649,099)	7,246,591	25,960,759	(40,005,554)
Change in provision for deferred taxes on unrealized (appreciation)/depreciation on investments	—	193,849	—	474,352
Net loss on extinguishment of debt (see Note 5)	(1,805,802)	(10,848)	(1,928,773)	(1,168,484)
Net realized and unrealized gain/(loss) on investments	(26,417,746)	(27,570,345)	(52,268,794)	(99,051,751)
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(30,240,848)	$(26,665,945)	$(64,927,466)	$(87,388,554)

WEIGHTED AVERAGE – BASIC AND DILUTED EARNINGS PER COMMON SHARE	$(0.56)	$(0.49)	$(1.19)	$(1.60)
WEIGHTED AVERAGE – BASIC AND DILUTED NET INVESTMENT INCOME/(LOSS) PER COMMON SHARE	$(0.07)	$0.02	$(0.23)	$0.21
WEIGHTED AVERAGE COMMON STOCK OUTSTANDING – BASIC AND DILUTED (SEE NOTE 11)	54,474,211	54,474,211	54,474,211	54,474,211
DIVIDENDS DECLARED PER COMMON SHARE	$—	$0.10	$0.15	$0.42

See accompanying notes to consolidated financial statements.

Medley Capital Corporation
Consolidated Statements of Changes in Net Assets
(unaudited)

	Common Stock
	Shares	Par Amount	Capital in Excess of Par Value	Total Distributable Earnings/(Loss)	Total Net Assets
Balance at March 31, 2018	54,474,211	$54,474	$705,046,098	$(322,825,612)	$382,274,960

OPERATIONS
Net investment income/(loss)	—	—	—	904,400	904,400
Net realized gain/(loss) from investments	—	—	—	(34,999,937)	(34,999,937)
Net unrealized appreciation/(depreciation) on investments	—	—	—	7,246,591	7,246,591
Change in provision for deferred taxes on unrealized (appreciation)/depreciation on investments	—	—	—	193,849	193,849
Net loss on extinguishment of debt	—	—	—	(10,848)	(10,848)
SHAREHOLDER DISTRIBUTIONS
Distributions from earnings	—	—	—	(5,447,418)	(5,447,418)
Total increase/(decrease) in net assets	—	—	—	(32,113,363)	(32,113,363)

Balance at June 30, 2018	54,474,211	$54,474	$705,046,098	$(354,938,975)	$350,161,597

Balance at March 31, 2019	54,474,211	$54,474	$698,586,770	$(420,320,268)	$278,320,976

OPERATIONS
Net investment income/(loss)	—	—	—	(3,823,102)	(3,823,102)
Net realized gain/(loss) from investments	—	—	—	(8,962,845)	(8,962,845)
Net unrealized appreciation/(depreciation) on investments	—	—	—	(15,649,099)	(15,649,099)
Change in provision for deferred taxes on unrealized (appreciation)/depreciation on investments	—	—	—	—	—
Net loss on extinguishment of debt	—	—	—	(1,805,802)	(1,805,802)
SHAREHOLDER DISTRIBUTIONS
Distributions from earnings	—	—	—	—	—
Total increase/(decrease) in net assets	—	—	—	(30,240,848)	(30,240,848)

Balance at June 30, 2019	54,474,211	$54,474	$698,586,770	$(450,561,116)	$248,080,128

See accompanying notes to consolidated financial statements.

Medley Capital Corporation
Consolidated Statements of Changes in Net Assets (continued)
(unaudited)

	Common Stock
	Shares	Par Amount	Capital in Excess of Par Value	Total Distributable Earnings/(Loss)	Total Net Assets
Balance at September 30, 2017	54,474,211	$54,474	$705,046,098	$(244,671,255)	$460,429,317

OPERATIONS
Net investment income/(loss)	—	—	—	11,663,197	11,663,197
Net realized gain/(loss) from investments	—	—	—	(58,352,065)	(58,352,065)
Net unrealized appreciation/(depreciation) on investments	—	—	—	(40,005,554)	(40,005,554)
Change in provision for deferred taxes on unrealized (appreciation)/depreciation on investments	—	—	—	474,352	474,352
Net loss on extinguishment of debt	—	—	—	(1,168,484)	(1,168,484)
SHAREHOLDER DISTRIBUTIONS
Distributions from earnings	—	—	—	(22,879,166)	(22,879,166)
Total increase/(decrease) in net assets	—	—	—	(110,267,720)	(110,267,720)

Balance at June 30, 2018	54,474,211	$54,474	$705,046,098	$(354,938,975)	$350,161,597

Balance at September 30, 2018	54,474,211	$54,474	$698,586,770	$(377,462,517)	$321,178,727

OPERATIONS
Net investment income/(loss)	—	—	—	(12,658,672)	(12,658,672)
Net realized gain/(loss) from investments	—	—	—	(76,300,780)	(76,300,780)
Net unrealized appreciation/(depreciation) on investments	—	—	—	25,960,759	25,960,759
Change in provision for deferred taxes on unrealized (appreciation)/depreciation on investments	—	—	—	—	—
Net loss on extinguishment of debt	—	—	—	(1,928,773)	(1,928,773)
SHAREHOLDER DISTRIBUTIONS
Distributions from earnings	—	—	—	(8,171,133)	(8,171,133)
Total increase/(decrease) in net assets	—	—	—	(73,098,599)	(73,098,599)

Balance at June 30, 2019	54,474,211	$54,474	$698,586,770	$(450,561,116)	$248,080,128

 See accompanying notes to consolidated financial statements.

Medley Capital Corporation
Consolidated Statements of Cash Flows

	For the nine months ended June 30
	2019	2018
	(unaudited)	(unaudited)
Cash flows from operating activities
NET INCREASE/(DECREASE) IN NET ASSETS FROM OPERATIONS	$(64,927,466)	$(87,388,554)
ADJUSTMENTS TO RECONCILE NET INCREASE/(DECREASE) IN NET ASSETS FROM OPERATIONS TO NET CASH PROVIDED/(USED) BY OPERATING ACTIVITIES:
Investment increases due to payment-in-kind interest	(7,510,243)	(7,922,687)
Net amortization of premium/(discount) on investments	(254,750)	(733,280)
Amortization of debt issuance costs	1,989,860	2,729,768
Net realized (gain)/loss from investments	76,300,780	58,352,065
Net deferred income taxes	—	(474,352)
Net unrealized (appreciation)/depreciation on investments	(25,960,759)	40,005,554
Proceeds from sale and settlements of investments	196,207,945	245,222,710
Purchases, originations and participations	(59,132,412)	(132,801,768)
Net loss on extinguishment of debt	1,928,773	1,168,484
(Increase)/decrease in operating assets:
Other assets	(1,183,192)	(753,464)
Interest receivable	2,929,704	4,670,402
Receivable for dispositions and investments sold	(101,014)	82,103
Fees receivable	24,180	147,213
Increase/(decrease) in operating liabilities:
Accounts payable and accrued expenses	9,023,022	223,917
Interest and fees payable	1,087,978	3,252,174
Management and incentive fees payable, net	(658,728)	(779,491)
Administrator expenses payable	(46,118)	89,902
Deferred revenue	(112,999)	(80,103)
Due to affiliate	3,736	70,269
NET CASH PROVIDED/(USED) BY OPERATING ACTIVITIES	129,608,297	125,080,862

Cash flows from financing activities
Borrowings on debt	—	140,775,690
Paydowns on debt	(147,999,337)	(201,000,000)
Debt issuance costs paid	(14,361)	(6,499,559)
Payments of cash dividends	(8,171,133)	(22,879,166)
Offering costs	354,753	(47,739)
NET CASH PROVIDED/(USED) BY FINANCING ACTIVITIES	(155,830,078)	(89,650,774)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(26,221,781)	35,430,088
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	75,665,981	108,571,958
CASH AND CASH EQUIVALENTS, END OF PERIOD	$49,444,200	$144,002,046

Supplemental Information:
Interest paid during the period	$15,663,647	$14,945,110
Supplemental non-cash information:
Payment-in-kind interest income	$6,377,608	$8,078,480
Net amortization of premium/(discount) on investments	$254,750	$733,280
Amortization of debt issuance costs	$(1,989,860)	$(2,729,768)
Non-cash purchase of investments	$19,192,916	$5,069,848
Non-cash sale of investments	$19,145,433	$5,069,848

See accompanying notes to consolidated financial statements.

Medley Capital Corporation
Consolidated Schedule of Investments
June 30, 2019
(unaudited)

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Non-Controlled/Non-Affiliated Investments:
Alpine SG, LLC(7)	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.50% Cash, 1.00% LIBOR Floor)(14)	11/16/2022	$5,061,750	$5,061,750	$5,020,244	2.0%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 5.50% Cash, 1.00% LIBOR Floor)(14)	11/16/2022	2,444,350	2,444,350	2,424,306	1.0%
		Revolving Credit Facility (LIBOR + 5.50% Cash, 1.00% LIBOR Floor)(14)(17)	11/16/2022	—	—	—	0.0%
				7,506,100	7,506,100	7,444,550
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	9/25/2023	4,387,500	4,387,500	4,274,741	1.7%
				4,387,500	4,387,500	4,274,741
Autosplice, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(14)	6/17/2020	13,521,241	13,521,241	13,491,495	5.4%
				13,521,241	13,521,241	13,491,495
Avantor, Inc.	Wholesale	Equity – 942,160 Common Units(18)		—	16,487,800	17,985,834	7.3%
				—	16,487,800	17,985,834
Barry’s Bootcamp Holdings, LLC	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	7/14/2022	7,628,570	7,628,570	7,565,253	3.1%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	7/14/2022	1,271,430	1,271,430	1,260,877	0.5%
		Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	7/14/2022	4,400,000	4,400,000	4,363,040	1.8%
				13,300,000	13,300,000	13,189,170
Be Green Packaging, LLC	Containers, Packaging & Glass	Equity – 417 Common Units		—	416,250	—	0.0%
				—	416,250	—
Black Angus Steakhouses, LLC(7)	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	4/24/2020	7,341,518	7,341,518	7,307,757	2.9%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	4/24/2020	—	—	—	0.0%
		Revolving Credit Facility (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)(17)	4/24/2020	491,072	491,072	490,089	0.2%
				7,832,590	7,832,590	7,797,846
CPI International, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan (LIBOR + 7.25% Cash, 1.00% LIBOR Floor)(13)	7/28/2025	3,010,025	2,997,714	2,891,430	1.2%
				3,010,025	2,997,714	2,891,430
Crow Precision Components, LLC	Aerospace & Defense	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	9/30/2019	12,490,000	12,490,000	12,490,000	5.0%
		Equity – 350 Common Units		—	700,000	658,858	0.3%
				12,490,000	13,190,000	13,148,858

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
June 30, 2019
(unaudited)

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
CT Technologies Intermediate Holdings, Inc.(12)	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(13)	12/1/2022	7,500,000	7,500,000	5,736,750	2.3%
				7,500,000	7,500,000	5,736,750
DataOnline Corp.(7)	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.75% Cash, 1.00% LIBOR Floor)(14)	7/31/2025	15,880,000	15,880,000	15,729,140	6.3%
		Revolving Credit Facility (LIBOR + 5.75% Cash, 1.00% LIBOR Floor)(14)(17)	7/31/2024	—	—	—	0.0%
				15,880,000	15,880,000	15,729,140
Dermatologists of Southwestern Ohio, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(13)	4/20/2022	1,068,172	1,068,172	1,058,452	0.4%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(13)	4/20/2022	405,273	405,273	401,585	0.2%
				1,473,445	1,473,445	1,460,037
Dream Finders Homes, LLC	Construction & Building	Senior Secured First Lien Term Loan B (10.00% Cash)	10/1/2019	1,859,699	1,859,699	1,859,699	0.7%
		Preferred Equity (8.00% PIK)		4,102,751	4,102,751	4,102,751	1.7%
				5,962,450	5,962,450	5,962,450
FKI Security Group, LLC	Capital Equipment	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	3/30/2020	11,000,000	11,000,000	10,688,700	4.3%
				11,000,000	11,000,000	10,688,700
Footprint Acquisition, LLC	Services: Business	Preferred Equity (8.75% PIK)		7,126,205	7,126,205	7,126,205	2.9%
		Equity – 150 Common Units		—	—	3,347,965	1.4%
				7,126,205	7,126,205	10,474,170
Freedom Powersports, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 10.00% Cash, 1.50% LIBOR Floor)(14)	9/26/2019	9,820,000	9,820,000	9,820,000	4.0%
				9,820,000	9,820,000	9,820,000
Global Accessories Group, LLC(12)	Consumer goods: Non-durable	Equity – 3.8% Membership Interest		—	151,337	151,339	0.1%
				—	151,337	151,339
Heligear Acquisition Co.	Aerospace & Defense	Senior Secured First Lien Note (10.25% Cash)(8)	10/15/2019	20,000,000	20,000,000	19,484,000	7.9%
				20,000,000	20,000,000	19,484,000
The Imagine Group, LLC	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan (LIBOR + 8.75% Cash, 1.00% LIBOR Floor)(13)	6/21/2023	3,000,000	2,967,074	2,262,300	0.9%
				3,000,000	2,967,074	2,262,300
Impact Group, LLC	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	6/27/2023	3,263,288	3,263,288	3,113,177	1.3%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	6/27/2023	9,454,998	9,454,998	9,020,068	3.6%
				12,718,286	12,718,286	12,133,245
InterFlex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(13)	8/18/2022	13,446,675	13,446,675	12,596,845	5.1%
				13,446,675	13,446,675	12,596,845

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
June 30, 2019
(unaudited)

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
L & S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 7.50% Cash, 1.00% LIBOR Floor)(14)	2/15/2022	6,169,973	6,169,973	6,169,973	2.5%
				6,169,973	6,169,973	6,169,973
Lighting Science Group Corporation	Containers, Packaging & Glass	Warrants – 1.01% of Outstanding Equity(19)	2/19/2024	—	955,680	—	0.0%
				—	955,680	—
Manna Pro Products, LLC	Consumer goods: Non-durable	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(13)	12/8/2023	5,412,359	5,412,359	5,145,530	2.1%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(13)	12/8/2023	1,098,956	1,098,956	1,044,778	0.4%
				6,511,315	6,511,315	6,190,308
Point.360	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00% PIK)(10)(16)	7/8/2020	2,508,507	2,103,712	577,709	0.2%
				2,508,507	2,103,712	577,709
RateGain Technologies, Inc.	Hotel, Gaming & Leisure	Unsecured Debt(20)	7/31/2020	761,905	761,905	761,905	0.3%
		Unsecured Debt(20)	7/31/2021	761,905	761,905	761,905	0.3%
				1,523,810	1,523,810	1,523,810
Redwood Services Group, LLC(7)	Services: Business	Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	6/6/2023	875,000	875,000	860,475	0.3%
				875,000	875,000	860,475
RMS Holding Company, LLC(7)	Services: Business	Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	11/16/2022	1,973,728	1,973,728	1,944,414	0.8%
				1,973,728	1,973,728	1,944,414
Sendero Drilling Company, LLC	Energy: Oil & Gas	Unsecured Debt (8.00% Cash)	8/31/2019	850,000	850,000	850,000	0.3%
				850,000	850,000	850,000
Seotowncenter, Inc.	Services: Business	Equity – 3,434,169.6 Common Units		—	566,475	1,236,301	0.5%
				—	566,475	1,236,301
SFP Holding, Inc.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)	9/1/2022	4,832,875	4,832,875	4,784,546	1.9%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)	9/1/2022	1,875,946	1,875,946	1,857,187	0.7%
		Equity – 1.42% Company Interest		—	985,672	985,672	0.4%
				6,708,821	7,694,493	7,627,405
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(10)(14)	7/31/2020	7,433,740	7,239,798	—	0.0%
				7,433,740	7,239,798	—
SMART Financial Operations, LLC	Retail	Equity – 700,000 Class A Preferred Units		—	700,000	539,000	0.2%
				—	700,000	539,000

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
June 30, 2019
(unaudited)

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Stancor, Inc.	Services: Business	Equity – 263,814.43 Class A Units		—	263,815	274,367	0.1%
				—	263,815	274,367
Starfish Holdco, LLC	High Tech Industries	Senior Secured Second Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(13)	8/18/2025	2,000,000	1,974,944	1,997,600	0.8%
				2,000,000	1,974,944	1,997,600
Trans-Fast Remittance LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)	12/2/2021	3,567,857	3,567,857	3,539,314	1.4%
		Revolving Credit Facility (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)	12/2/2021	1,875,000	1,875,000	1,860,000	0.7%
				5,442,857	5,442,857	5,399,314
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 11.00% PIK, 1.00% LIBOR Floor)(14)	4/28/2023	863,979	798,974	757,537	0.3%
		Equity – 5,441 Class A Units		—	302,464	302,464	0.1%
		Warrants – 0.65% of Outstanding Equity	3/30/2028	—	361,668	361,668	0.1%
				863,979	1,463,106	1,421,669
Walker Edison Furniture Company LLC	Consumer goods: Durable	Senior Secured First Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	9/26/2024	3,634,906	3,634,906	3,634,906	1.5%
		Equity – 1,500 Common Units		—	1,500,000	2,250,000	0.9%
				3,634,906	5,134,906	5,884,906
Watermill-QMC Midco, Inc.	Automotive	Equity – 1.3% Partnership Interest(9)		—	518,283	181,399	0.1%
				—	518,283	181,399
Subtotal Non-Controlled/Non-Affiliated Investments				$216,471,153	$239,646,562	$229,401,550
Affiliated Investments:
1888 Industrial Services, LLC(7)	Energy: Oil & Gas	Senior Secured First Lien Term Loan A (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(14)	9/30/2021	$8,984,232	$8,984,232	$8,984,232	3.6%
		Senior Secured First Lien Term Loan B (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(10)(14)	9/30/2021	22,330,717	19,468,870	11,165,359	4.5%
		Senior Secured First Lien Term Loan C (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(14)	6/30/2021	1,148,042	1,148,042	1,148,042	0.5%
		Revolving Credit Facility (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(14)(17)	9/30/2021	3,414,008	3,414,008	3,414,008	1.4%
		Equity – 21,562.16 Class A Units		—	—	—	0.0%
				35,876,999	33,015,152	24,711,641
Access Media Holdings, LLC(7)	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan (10.00% PIK)(10)	7/22/2020	9,784,179	8,446,385	5,503,601	2.2%
		Preferred Equity Series A		1,600,000	1,600,000	—	0.0%
		Preferred Equity Series AA		800,000	800,000	—	0.0%
		Preferred Equity Series AAA		971,200	971,200	(100,800)	0.0%
		Equity – 16 Common Units		—	—	—	0.0%
				13,155,379	11,817,585	5,402,801

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
June 30, 2019
(unaudited)

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Brantley Transportation LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan (12.00% PIK)(10)	8/2/2017	14,040,736	9,000,000	1,653,999	0.7%
		Senior Secured First Lien Delayed Draw (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(13)	8/2/2017	503,105	503,105	503,105	0.2%
		Equity – 7.5 Common Units		—	—	—	0.0%
				14,543,841	9,503,105	2,157,104
Caddo Investors Holdings 1 LLC(11)	Forest Products & Paper	Equity – 6.15% Membership Interest(22)		—	2,520,842	2,759,061	1.1%
				—	2,520,842	2,759,061
Dynamic Energy Services International LLC(7)	Energy: Oil & Gas	Senior Secured First Lien Term Loan (LIBOR + 13.50% PIK)(10)(16)	12/31/2021	10,685,671	7,824,974	1,214,961	0.5%
		Revolving Credit Facility (12.00% Cash)	12/31/2019	1,780,499	1,780,499	1,780,499	0.7%
		Equity – 12,350,000 Class A Units		—	—	—	0.0%
				12,466,170	9,605,473	2,995,460
JFL-NGS Partners, LLC	Construction & Building	Preferred Equity – A-2 Preferred (3.00% PIK)		32,412,818	32,412,818	32,412,818	13.1%
		Preferred Equity – A-1 Preferred (3.00% PIK)		4,194,480	4,194,480	4,194,480	1.7%
		Equity – 57,300 Class B Units		—	57,300	19,096,371	7.7%
				36,607,298	36,664,598	55,703,669
JFL-WCS Partners, LLC	Environmental Industries	Preferred Equity – Class A Preferred (6.00% PIK)		1,236,269	1,236,269	1,236,269	0.5%
		Equity – 129,588 Class B Units		—	129,588	2,755,041	1.1%
				1,236,269	1,365,857	3,991,310
Kemmerer Operations, LLC(7)	Metals & Mining	Senior Secured First Lien Term Loan (15.00% PIK)	6/21/2023	1,694,915	1,694,915	1,694,915	0.7%
		Senior Secured First Lien Delayed Draw Term Loan (15.00% PIK)	6/21/2023	677,966	677,966	677,966	0.3%
		Equity – 6.7797 Common Units		—	962,717	962,717	0.4%
				2,372,881	3,335,598	3,335,598
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 9.50% PIK, 1.00% LIBOR Floor)(14)	10/11/2021	9,245,964	8,980,577	8,483,172	3.4%
		Senior Secured First Lien Term Loan A (LIBOR + 9.50% PIK, 1.00% LIBOR Floor)(14)	10/11/2021	3,185,562	3,185,562	2,922,753	1.2%
		Senior Secured First Lien Term Loan C (LIBOR + 10.00% Cash, 1.00% LIBOR Floor)(14)	10/11/2021	492,090	492,090	490,761	0.2%
		Warrants – 7.68% of Outstanding Equity	1/9/2027	—	499,751	—	0.0%
				12,923,616	13,157,980	11,896,686
US Multifamily, LLC(11)	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (10.00% Cash)	6/17/2021	6,670,000	6,670,000	6,670,000	2.7%
		Equity – 33,300 Preferred Units		—	3,330,000	3,330,000	1.3%
				6,670,000	10,000,000	10,000,000
Subtotal Affiliated Investments				$135,852,453	$130,986,190	$122,953,330

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
June 30, 2019
(unaudited)

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Controlled Investments:(5)
Capstone Nutrition	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(10)(14)	9/25/2020	$33,875,477	$20,846,571	$4,607,065	1.9%
		Senior Secured First Lien Delayed Draw (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(10)(14)	9/25/2020	15,233,655	9,686,866	2,071,777	0.8%
		Senior Secured First Lien Incremental Delayed Draw (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(14)	9/25/2020	3,876,803	3,876,803	3,876,803	1.6%
		Equity – 4,664.6 Class B Units and 9,424.4 Class C Units		—	12	—	0.0%
		Equity – 2,932.3 Common Units		—	400,003	—	0.0%
				52,985,935	34,810,255	10,555,645
MCC Senior Loan Strategy JV I LLC(11)	Multisector Holdings	Equity – 87.5% ownership of MCC Senior Loan Strategy JV I LLC(22)		—	78,575,000	72,822,579	29.4%
				—	78,575,000	72,822,579
NVTN LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan (LIBOR + 4.00% Cash, 1.00% LIBOR Floor)(13)	11/9/2020	4,255,990	4,255,990	4,255,990	1.7%
		Senior Secured First Lien Term Loan B (LIBOR + 9.25% PIK, 1.00% LIBOR Floor)(10)(13)	11/9/2020	13,041,067	12,305,096	6,941,760	2.8%
		Senior Secured First Lien Term Loan C (LIBOR + 12.00% PIK, 1.00% LIBOR Floor)(10)(13)	11/9/2020	8,429,516	7,570,054	—	0.0%
		Equity – 787.4 Class A Units		—	9,550,922	—	0.0%
				25,726,573	33,682,062	11,197,750
TPG Plastics LLC	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan (Prime + 5.00% Cash)(15)	12/31/2019	363,018	363,018	363,018	0.1%
		Unsecured Debt (10.00% Cash)(21)		283,310	283,310	283,310	0.1%
		Equity – 35 Class B Units		—	3,317,149	1,644,751	0.7%
				646,328	3,963,477	2,291,079
URT Acquisition Holdings Corporation	Services: Business	Senior Secured Second Lien Term Loan (LIBOR + 8.00% PIK, 2.00% LIBOR Floor)(14)	5/2/2022	17,921,808	17,921,808	17,921,808	7.2%
		Preferred Equity (12.00% PIK)		6,552,890	6,552,890	6,552,890	2.6%
		Equity – 397,466 Common Units		—	12,936,879	2,082,722	0.8%
				24,474,698	37,411,577	26,557,420
Subtotal Control Investments				$103,833,534	$188,442,371	$123,424,473
Total Investments, June 30, 2019				$456,157,140	$559,075,123	$475,779,353	191.8%

____________

(1)      All of our investments are domiciled in the United States. Certain investments also have international operations.

(2)      Par amount includes accumulated payment-in-kind (“PIK”) interest, as applicable, and is net of repayments.

(3)      Gross unrealized appreciation, gross unrealized depreciation, and net unrealized depreciation for U.S. federal income tax purposes totaled $29,408,814, $109,722,840, and $80,314,026, respectively. The tax cost basis of investments is $556,093,379 as of June 30, 2019.

(4)      Percentage is based on net assets of $248,080,128 as of June 30, 2019.

(5)      Control Investments are defined by the Investment Company Act of 1940, as amended (the “1940 Act”), as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
June 30, 2019
(unaudited)

(6)      Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of ASC 820 fair value hierarchy (see Note 4).

(7)      The investment has an unfunded commitment as of June 30, 2019 (see Note 8), and includes an analysis of the value of any unfunded commitments.

(8)      Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $19,484,000 and 7.9% of net assets as of June 30, 2019, and are considered restricted securities.

(9)      Represents 1.3% partnership interest in Watermill-QMC Partners, LP and Watermill-EMI Partners, LP.

(10)    The investment was on non-accrual status as of June 30, 2019.

(11)    The investment is not a qualifying asset as defined under Section 55(a) of 1940 Act, in a whole, or in part. As of June 30, 2019, 21.8% of the Company’s portfolio investments were non-qualifying assets.

(12)    A portion of this investment was sold via a participation agreement. The amount stated is the portion retained by Medley Capital Corporation (see Note 3).

(13)    The interest rate on these loans is subject to the greater of a London Interbank Offering Rate (“LIBOR”) floor, or 1 month LIBOR plus a base rate. The 1 month LIBOR as of June 30, 2019 was 2.40%.

(14)    The interest rate on these loans is subject to the greater of a LIBOR floor, or 3 month LIBOR plus a base rate. The 3 month LIBOR as of June 30, 2019 was 2.33%.

(15)    These loans bear interest at an alternate base rate, or in the case of these particular investments the Prime Rate set by the Federal Reserve, plus a given spread. The Prime Rate in effect at June 30, 2019 was 5.50%.

(16)    The interest rate on these loans is subject to 3 month LIBOR plus a base rate. The 3 month LIBOR as of June 30, 2019 was 2.33%.

(17)    This investment earns 0.50% commitment fee on all unused commitment as of June 30, 2019, and is recorded as a component of interest income on the Consolidated Statements of Operations.

(18)    This investment represents a Level 1 security in the ASC 820 table as of June 30, 2019 (see Note 4).

(19)    This investment represents a Level 2 security in the ASC 820 table as of June 30, 2019 (see Note 4).

(20)    Security is non-income producing.

(21)    This investment is scheduled to repay a percentage of the outstanding principal on a quarterly basis. Upon TPG Plastics, LLC obtaining all environmental and product testing authorizations, licenses and permits from all applicable governmental authorities, the remaining outstanding principal is expected to be repaid in full.

(22)    As a practical expedient, the Company uses net asset value (“NAV”) to determine the fair value of this investment.

See accompanying notes to consolidated financial statements.

Medley Capital Corporation
Consolidated Schedule of Investments
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Non-Controlled/Non-Affiliated Investments:
3SI Security Systems, Inc.	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 5.75% Cash, 1.00% LIBOR Floor)(14)	6/16/2023	$17,325,000	$17,325,000	$17,325,000	5.4%
				17,325,000	17,325,000	17,325,000
Accupac, Inc.(7)	Containers, Packaging & Glass	Senior Secured First Lien Term Loan (LIBOR + 4.50% Cash, 1.00% LIBOR Floor)(13)(19)	9/14/2023	9,788,793	9,788,793	9,788,793	3.1%
				9,788,793	9,788,793	9,788,793
Alpine SG, LLC(7)	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	11/16/2022	13,398,750	13,398,750	13,398,750	4.2%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	11/16/2022	6,617,630	6,617,630	6,617,630	2.1%
		Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	11/16/2022	—	—	—	0.0%
				20,016,380	20,016,380	20,016,380
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	9/25/2023	6,500,000	6,500,000	6,565,000	2.1%
				6,500,000	6,500,000	6,565,000
Asurion, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(13)	8/4/2025	7,000,000	7,091,560	7,140,000	2.2%
				7,000,000	7,091,560	7,140,000
Autosplice, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(14)	6/17/2020	13,891,687	13,891,687	13,958,367	4.3%
				13,891,687	13,891,687	13,958,367
Barry’s Bootcamp Holdings, LLC(7)	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	7/14/2022	7,628,570	7,628,570	7,505,750	2.3%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	7/14/2022	—	—	—	0.0%
		Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	7/14/2022	2,200,000	2,200,000	2,200,000	0.7%
				9,828,570	9,828,570	9,705,750
Be Green Packaging, LLC	Containers, Packaging & Glass	Equity – 417 Common Units		—	416,250	—	0.0%
				—	416,250	—
Black Angus Steakhouses, LLC(7)	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	4/24/2020	7,495,536	7,495,536	7,373,065	2.3%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)	4/24/2020	—	—	—	0.0%
		Revolving Credit Facility (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(14)(17)	4/24/2020	267,857	267,857	267,857	0.1%
				7,763,393	7,763,393	7,640,922

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Brook & Whittle Holding Corp.(7)	Containers, Packaging & Glass	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	10/17/2023	1,320,297	1,320,297	1,331,381	0.4%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(18)	10/17/2023	—	—	—	0.0%
				1,320,297	1,320,297	1,331,381
Central States Dermatology Services, LLC(7)	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	4/20/2022	1,076,331	1,076,331	1,076,331	0.3%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)(19)	4/20/2022	270,991	270,991	270,991	0.1%
				1,347,322	1,347,322	1,347,322
CP OPCO, LLC	Services: Consumer	Senior Secured First Lien Term Loan B (Prime + 5.50% PIK)(10)(15)	4/1/2019	1,375,911	1,210,237	234,042	0.1%
		Senior Secured First Lien Term Loan C (Prime + 8.50% PIK)(10)(15)	4/1/2019	10,352,733	4,060,507	—	0.0%
		Preferred Facility (Prime + 7.00% PIK)(10)(15)	4/1/2019	5,883,641	—	—	0.0%
		Equity – 232 Common Units		—	—	—	0.0%
				17,612,285	5,270,744	234,042
CPI International, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan (LIBOR + 7.25% Cash, 1.00% LIBOR Floor)(13)	7/28/2025	4,010,025	3,992,123	4,034,486	1.3%
				4,010,025	3,992,123	4,034,486
Crow Precision Components, LLC	Aerospace & Defense	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	9/30/2019	12,890,000	12,890,000	12,890,000	4.0%
		Equity – 350 Common Units		—	700,000	521,203	0.2%
				12,890,000	13,590,000	13,411,203
CT Technologies Intermediate Holdings, Inc.(12)	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(13)	12/1/2022	7,500,000	7,500,000	7,223,250	2.2%
				7,500,000	7,500,000	7,223,250
DataOnline Corp.(7)	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.75% Cash, 1.00% LIBOR Floor)(14)	7/31/2025	16,000,000	16,000,000	16,000,000	5.0%
		Revolving Credit Facility (LIBOR + 5.75% Cash, 1.00% LIBOR Floor)(14)(17)	7/31/2024	—	—	—	0.0%
				16,000,000	16,000,000	16,000,000
Dream Finders Homes, LLC	Construction & Building	Senior Secured First Lien Term Loan B (LIBOR + 14.50% Cash)(16)	10/1/2019	2,418,494	2,418,494	2,418,494	0.8%
		Preferred Equity (8.00% PIK)		3,866,737	3,866,737	3,866,737	1.2%
				6,285,231	6,285,231	6,285,231
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan (LIBOR + 13.50% PIK)(10)(16)	5/6/2019	20,952,402	18,674,779	6,040,577	1.9%
				20,952,402	18,674,779	6,040,577
Engineered Machinery Holdings, Inc.	Capital Equipment	Senior Secured Second Lien Term Loan (LIBOR + 7.25% Cash, 1.00% LIBOR Floor)(14)	7/18/2025	1,671,064	1,656,132	1,662,708	0.5%
				1,671,064	1,656,132	1,662,708

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
FKI Security Group, LLC(12)	Capital Equipment	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	3/30/2020	11,281,250	11,281,250	11,281,250	3.5%
				11,281,250	11,281,250	11,281,250
Footprint Acquisition, LLC	Services: Business	Preferred Equity (8.75% PIK)		6,677,895	6,677,895	6,677,895	2.1%
		Equity – 150 Common Units		—	—	1,753,260	0.6%
				6,677,895	6,677,895	8,431,155
Freedom Powersports, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 10.00% Cash, 1.50% LIBOR Floor)(14)	9/26/2019	10,930,000	10,930,000	10,930,000	3.4%
				10,930,000	10,930,000	10,930,000
Friedrich Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(13)	2/7/2023	9,950,349	9,950,349	9,950,349	3.1%
				9,950,349	9,950,349	9,950,349
Global Accessories Group, LLC(12)	Consumer goods: Non-durable	Equity – 3.8% Membership Interest		—	151,337	151,339	0.0%
				—	151,337	151,339
Heligear Acquisition Co.	Aerospace & Defense	Senior Secured First Lien Note (10.25% Cash)(8)	10/15/2019	20,000,000	20,000,000	19,268,000	6.0%
				20,000,000	20,000,000	19,268,000
The Imagine Group, LLC(24)	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan (LIBOR + 8.75% Cash, 1.00% LIBOR Floor)(13)	6/21/2023	3,000,000	2,962,275	2,750,100	0.9%
				3,000,000	2,962,275	2,750,100
Impact Group, LLC(7)(25)	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)	6/27/2023	3,457,319	3,457,319	3,457,319	1.1%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)(19)	6/27/2023	1,427,914	1,427,914	1,427,914	0.5%
				4,885,233	4,885,233	4,885,233
InterFlex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)	8/18/2022	14,062,500	14,062,500	13,048,594	4.1%
				14,062,500	14,062,500	13,048,594
Jackson Hewitt Tax Service Inc.	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.25% Cash)	5/31/2023	7,000,000	7,000,000	7,000,000	2.2%
				7,000,000	7,000,000	7,000,000
L & S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 8.50% Cash, 1.00% LIBOR Floor)(14)	2/15/2022	19,529,449	19,529,449	19,765,755	6.2%
				19,529,449	19,529,449	19,765,755
Lighting Science Group Corporation	Containers, Packaging & Glass	Warrants – 1.01% of Outstanding Equity(20)	2/19/2024	—	955,680	50,000	0.0%
				—	955,680	50,000
Manna Pro Products, LLC(7)	Consumer goods: Non-durable	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(13)	12/8/2023	5,453,570	5,453,570	5,434,482	1.7%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(13)(19)	12/8/2023	670,363	670,363	666,517	0.2%
				6,123,933	6,123,933	6,100,999

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Midcoast Energy, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan (LIBOR + 5.50% Cash, 1.00% LIBOR Floor)(14)	8/1/2025	3,000,000	2,970,391	3,003,900	0.9%
				3,000,000	2,970,391	3,003,900
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loan (LIBOR + 11.50% PIK, 0.75% LIBOR Floor)(10)(14)	12/31/2018	21,925,733	19,746,873	8,814,145	2.7%
				21,925,733	19,746,873	8,814,145
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 9.50% Cash, 1.00% LIBOR Floor)(14)	10/11/2021	8,151,557	7,813,946	7,654,312	2.4%
		Senior Secured First Lien Term Loan A (LIBOR + 9.50% Cash, 1.00% LIBOR Floor)(14)	10/11/2021	2,808,500	2,808,500	2,637,182	0.8%
		Warrants – 1.56% of Outstanding Equity	1/9/2027	—	499,751	—	0.0%
				10,960,057	11,122,197	10,291,494
Point.360	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00% PIK)(10)(16)	7/8/2020	2,103,712	2,103,712	1,051,856	0.3%
		Equity – 479,283 Common Units		—	129,406	—	0.0%
		Warrants – 2.8% of Outstanding Equity	7/8/2020	—	52,757	—	0.0%
				2,103,712	2,285,875	1,051,856
RateGain Technologies, Inc.	Hotel, Gaming & Leisure	Unsecured Debt(26)	7/31/2020	761,905	761,905	761,905	0.2%
		Unsecured Debt(26)	7/31/2021	761,905	761,905	761,905	0.2%
				1,523,810	1,523,810	1,523,810
Redwood Services Group, LLC(7)	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	6/6/2023	6,022,406	6,022,406	6,022,406	1.9%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(13)	6/6/2023	1,373,485	1,373,485	1,373,485	0.4%
		Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	6/6/2023	—	—	—	0.0%
				7,395,891	7,395,891	7,395,891
RMS Holding Company, LLC(7)	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)	11/16/2022	15,269,745	15,269,745	15,269,745	4.8%
		Revolving Credit Facility (LIBOR + 6.00% Cash, 1.00% LIBOR Floor)(14)(17)	11/16/2022	1,073,204	1,073,204	1,066,744	0.3%
				16,342,949	16,342,949	16,336,489
SavATree, LLC(7)	Environmental Industries	Senior Secured First Lien Term Loan (LIBOR + 5.25% Cash, 1.00% LIBOR Floor)(14)	6/2/2022	1,858,855	1,858,855	1,858,855	0.6%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 5.25% Cash, 1.00% LIBOR Floor)(14)(19)	6/2/2022	43,225	43,225	43,225	0.0%
				1,902,080	1,902,080	1,902,080
Sendero Drilling Company, LLC	Energy: Oil & Gas	Unsecured Debt (8.00% Cash)	8/31/2019	850,000	850,000	850,000	0.3%
				850,000	850,000	850,000

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Seotowncenter, Inc.	Services: Business	Equity – 3,249.697 Common Units		—	500,000	532,885	0.2%
				—	500,000	532,885
SFP Holding, Inc.(7)	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)	9/1/2022	9,739,371	9,739,371	9,739,371	3.0%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.25% Cash, 1.00% LIBOR Floor)(14)(17)	9/1/2022	1,005,364	1,005,364	1,005,364	0.3%
		Equity – 1.42% Company Interest		—	736,905	736,905	0.2%
				10,744,735	11,481,640	11,481,640
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(10)(14)	7/31/2020	7,330,098	7,136,156	3,512,583	1.1%
				7,330,098	7,136,156	3,512,583
SMART Financial Operations, LLC(7)	Retail	Senior Secured First Lien Term Loan (LIBOR + 10.00% Cash, 1.00% LIBOR Floor)(14)	11/22/2021	2,775,000	2,775,000	2,775,833	0.9%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 10.00% Cash, 1.00% LIBOR Floor)(14)	11/22/2021	2,325,000	2,325,000	2,326,418	0.7%
		Equity – 700,000 Class A Preferred Units		—	700,000	700,000	0.2%
				5,100,000	5,800,000	5,802,251
SRS Software, LLC	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 7.00% Cash, 1.00% LIBOR Floor)(14)	2/17/2022	7,387,500	7,387,500	7,461,375	2.3%
				7,387,500	7,387,500	7,461,375
Stancor, Inc.	Services: Business	Equity – 263,814.43 Class A Units		—	263,814	274,367	0.1%
				—	263,814	274,367
Starfish Holdco, LLC	High Tech Industries	Senior Secured Second Lien Term Loan (LIBOR + 9.00% Cash, 1.00% LIBOR Floor)(13)	8/18/2025	4,000,000	3,945,676	4,000,000	1.2%
				4,000,000	3,945,676	4,000,000
Trans-Fast Remittance LLC(7)	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)(17)	12/2/2021	3,567,857	3,567,857	3,571,557	1.1%
		Revolving Credit Facility (LIBOR + 8.00% Cash, 1.00% LIBOR Floor)(13)(17)	12/2/2021	1,875,000	1,875,000	1,875,000	0.6%
				5,442,857	5,442,857	5,446,557
Vail Holdco Corp	Wholesale	Equity – 10,702 Shares of Series A Preferred Stock (12.50% PIK)(8)		10,702,000	10,276,214	10,234,323	3.2%
		Equity – 7,700 Shares of Junior Convertible Preferred Stock		7,700,000	7,700,000	7,700,000	2.4%
		Warrants – 0.4875% of Outstanding Equity		—	425,787	580,416	0.2%
				18,402,000	18,402,001	18,514,739

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 11.00% Cash, 1.00% LIBOR Floor)(14)	4/28/2023	808,000	734,073	734,553	0.2%
		Equity – 5,441 Class A Units		—	302,464	302,464	0.1%
		Warrants – 0.65% of Outstanding Equity	3/30/2028	—	361,667	361,667	0.1%
				808,000	1,398,204	1,398,684
Walker Edison Furniture Company LLC	Consumer goods: Durable	Senior Secured First Lien Term Loan (LIBOR + 6.50% Cash, 1.00% LIBOR Floor)(14)	9/26/2024	13,807,500	13,807,500	13,807,500	4.3%
		Equity – 1,500 Common Units		—	1,500,000	1,500,000	0.5%
				13,807,500	15,307,500	15,307,500
Watermill-QMC Midco, Inc.	Automotive	Equity – 1.3% Partnership Interest(9)		—	518,283	698,024	0.2%
				—	518,283	698,024
Xebec Global Holdings, LLC	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.50% Cash, 1.00% LIBOR Floor)(14)	2/12/2024	4,225,918	4,225,918	4,225,918	1.3%
				4,225,918	4,225,918	4,225,918
Subtotal Non-Controlled/Non-Affiliated Investments				$438,395,898	$428,717,777	$393,149,374
Affiliated Investments:
1888 Industrial Services, LLC(7)(23)	Energy: Oil & Gas	Senior Secured First Lien Term Loan A (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(14)	9/30/2021	$8,984,232	$8,984,232	$8,984,232	2.8%
		Senior Secured First Lien Term Loan B (LIBOR + 8.00% PIK, 1.00% LIBOR Floor)(14)	9/30/2021	21,762,155	19,326,112	19,725,217	6.1%
		Revolving Credit Facility (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(14)(17)	9/30/2021	3,593,693	3,593,693	3,593,693	1.1%
		Equity – 21,562.16 Class A Units		—	—	—	0.0%
				34,340,080	31,904,037	32,303,142
Access Media Holdings, LLC(7)	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan (10.00% PIK)(10)	7/22/2020	9,072,532	8,446,385	5,876,279	1.8%
		Preferred Equity Series A		1,600,000	1,600,000	—	0.0%
		Preferred Equity Series AA		800,000	800,000	—	0.0%
		Preferred Equity Series AAA		899,200	899,200	(172,800)	(0.1)%
		Equity – 16 Common Units		—	—	—	0.0%
				12,371,732	11,745,585	5,703,479
Brantley Transportation LLC(12)	Energy: Oil & Gas	Senior Secured First Lien Term Loan (12.00% PIK)(10)	8/2/2017	12,829,552	9,000,000	2,882,800	0.9%
		Senior Secured First Lien Delayed Draw (LIBOR + 5.00% Cash, 1.00% LIBOR Floor)(13)	8/2/2017	503,105	503,105	503,105	0.2%
		Equity – 7.5 Common Units		—	—	—	0.0%
				13,332,657	9,503,105	3,385,905
Caddo Investors Holdings 1 LLC	Forest Products & Paper	Equity – 6.15% Membership Interest(27)		2,500,000	2,500,000	2,500,000	0.8%
				2,500,000	2,500,000	2,500,000

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
JFL-NGS Partners, LLC	Construction & Building	Preferred Equity – A-2 Preferred (3.00% PIK)		31,468,755	31,468,755	31,468,755	9.8%
		Preferred Equity – A-1 Preferred (3.00% PIK)		4,072,311	4,072,311	4,072,311	1.3%
		Equity – 57,300 Class B Units		—	57,300	9,825,804	3.1%
				35,541,066	35,598,366	45,366,870
JFL-WCS Partners, LLC	Environmental Industries	Preferred Equity – Class A Preferred (6.00% PIK)		1,166,292	1,166,292	1,166,292	0.4%
		Equity – 129,588 Class B Units		—	129,588	215,116	0.1%
				1,166,292	1,295,880	1,381,408
US Multifamily, LLC(11)	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (10.00% Cash)	6/17/2021	6,670,000	6,670,000	6,670,000	2.1%
		Equity – 33,300 Preferred Units		—	3,330,000	3,330,000	1.0%
				6,670,000	10,000,000	10,000,000
Subtotal Affiliated Investments				$105,921,827	$102,546,973	$100,640,804
Controlled Investments:(5)
Capstone Nutrition	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(10)(14)	9/25/2020	$30,252,541	$20,846,571	$12,657,663	3.9%
		Senior Secured First Lien Delayed Draw (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(10)(14)	9/25/2020	13,604,437	9,686,866	5,692,096	1.8%
		Senior Secured First Lien Incremental Delayed Draw (LIBOR + 12.50% PIK, 1.00% LIBOR Floor)(14)	9/25/2020	2,242,721	2,242,721	2,242,721	0.7%
		Equity – 4,664.6 Class B Units and 9,424.4 Class C Units		—	12	—	0.0%
		Equity – 2,932.3 Common Units		—	400,003	—	0.0%
				46,099,699	33,176,173	20,592,480
MCC Senior Loan Strategy JV I LLC(11)	Multisector Holdings	Equity – 87.5% ownership of MCC Senior Loan Strategy JV I LLC(27)		—	78,575,000	78,370,891	24.4%
				—	78,575,000	78,370,891
NVTN LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan (LIBOR + 4.00% Cash, 1.00% LIBOR Floor)(13)	11/9/2020	4,005,990	4,005,990	4,005,990	1.2%
		Senior Secured First Lien Term Loan B (LIBOR + 9.25% PIK, 1.00% LIBOR Floor)(13)	11/9/2020	11,837,367	11,837,367	11,837,367	3.7%
		Senior Secured First Lien Term Loan C (LIBOR + 12.00% PIK, 1.00% LIBOR Floor)(13)	11/9/2020	7,479,397	7,479,397	7,479,397	2.3%
		Equity – 787.4 Class A Units		—	9,550,922	—	0.0%
				23,322,754	32,873,676	23,322,754
OmniVere, LLC	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 13.00% PIK)(10)(16)	5/5/2019	29,590,984	22,880,599	—	0.0%
		Senior Secured First Lien Term Loan (8.00% PIK)(10)	5/5/2019	4,392,738	4,337,049	1,374,048	0.4%
		Unsecured Debt (8.00% PIK)(10)	7/24/2025	28,912,172	22,727,575	—	0.0%
		Equity – 5,055.56 Common Units		—	872,698	—	0.0%
				62,895,894	50,817,921	1,374,048

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

Company(1)	Industry	Type of Investment(6)	Maturity	Par Amount(2)	Cost(3)	Fair Value	% of Net Assets(4)
TPG Plastics LLC	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan (Prime + 0.00% Cash)(15)	12/31/2019	401,346	401,346	401,346	0.1%
		Unsecured Debt (10.00% Cash)(21)		360,000	360,000	360,000	0.1%
		Unsecured Debt (1.00% Cash)(22)		646,996	646,996	646,996	0.2%
		Equity – 35 Class B Units		—	2,670,154	2,670,154	0.8%
				1,408,342	4,078,496	4,078,496
URT Acquisition Holdings Corporation	Services: Business	Senior Secured Second Lien Term Loan (LIBOR + 8.00% PIK, 2.00% LIBOR Floor)(14)	5/2/2022	15,112,754	15,112,754	15,112,754	4.7%
		Preferred Equity (12.00% PIK)		5,850,794	5,850,794	5,850,795	1.8%
		Equity – 397,466 Common Units		—	12,936,879	12,937,518	4.0%
				20,963,548	33,900,427	33,901,067
Subtotal Controlled Investments				$154,690,237	$233,421,693	$161,639,736
Total Investments, September 30, 2018				$699,007,962	$764,686,443	$655,429,914	204.1%

____________

(1)      All of our investments are domiciled in the United States. Certain investments also have international operations.

(2)      Par amount includes accumulated PIK interest, as applicable, and is net of repayments.

(3)      Gross unrealized appreciation, gross unrealized depreciation, and net unrealized depreciation for U.S. federal income tax purposes totaled $17,795,949, $120,259,250, and $102,463,301, respectively. The tax cost basis of investments is $757,893,215 as of September 30, 2018.

(4)      Percentage is based on net assets of $321,178,727 as of September 30, 2018.

(5)      Control Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(6)      Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of ASC 820 fair value hierarchy (see Note 4).

(7)      The investment has an unfunded commitment as of September 30, 2018 (see Note 8), and includes an analysis of the value of any unfunded commitments.

(8)      Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $29,502,323 and 9.2% of net assets as of September 30, 2018, and are considered restricted securities.

(9)      Represents 1.3% partnership interest in Watermill-QMC Partners, LP and Watermill-EMI Partners, LP.

(10)    The investment was on non-accrual status as of September 30, 2018.

(11)    The investment is not a qualifying asset as defined under Section 55(a) of 1940 Act, in a whole, or in part. As of September 30, 2018, 13.5% of the Company’s portfolio investments were non-qualifying assets.

(12)    A portion of this investment was sold via a participation agreement. The amount stated is the portion retained by Medley Capital Corporation (see Note 3).

(13)    The interest rate on these loans is subject to the greater of a LIBOR floor, or 1 month LIBOR plus a base rate. The 1 month LIBOR as of September 30, 2018 was 2.24%.

(14)    The interest rate on these loans is subject to the greater of a LIBOR floor, or 3 month LIBOR plus a base rate. The 3 month LIBOR as of September 30, 2018 was 2.39%.

(15)    These loans bear interest at an alternate base rate, or in the case of these particular investments the Prime Rate set by the Federal Reserve, plus a given spread. The Prime Rate in effect at September 30, 2018 was 5.25%.

(16)    The interest rate on these loans is subject to 3 month LIBOR plus a base rate. The 3 month LIBOR as of September 30, 2018 was 2.39%.

(17)    This investment earns 0.50% commitment fee on all unused commitment as of September 30, 2018, and is recorded as a component of interest income on the Consolidated Statements of Operations.

(18)    This investment earns 0.75% commitment fee on all unused commitment as of September 30, 2018, and is recorded as a component of interest income on the Consolidated Statements of Operations.

(19)    This investment earns 1.00% commitment fee on all unused commitment as of September 30, 2018, and is recorded as a component of interest income on the Consolidated Statements of Operations.

(20)    This investment represents a Level 2 security in the ASC 820 table as of September 30, 2018 (see Note 4).

Medley Capital Corporation
Consolidated Schedule of Investments (continued)
September 30, 2018

(21)    This investment is scheduled to repay a percentage of the outstanding principal on a quarterly basis. Upon TPG Plastics, LLC obtaining all environmental and product testing authorizations, licenses and permits from all applicable governmental authorities, the remaining outstanding principal is expected to be repaid in full.

(22)    This investment shall convert to equity upon TPG Plastics, LLC obtaining all environmental and product testing authorizations, licenses and permits from all applicable governmental authorities. Upon conversion Medley Capital Corporation will continue to own 35% of the equity of TPG Plastics, LLC.

(23)    Investment changed its name from AAR Intermediate Holdings, LLC during FY 2018.

(24)    Investment changed its name from Imagine! Print Solutions, LLC during FY 2018.

(25)    Investment changed its name from Impact Sales, LLC during FY 2018.

(26)    Security is non-income producing.

(27)    As a practical expedient, the Company uses NAV to determine the fair value of this investment.

See accompanying notes to consolidated financial statements.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 1. Organization

Medley Capital Corporation (the “Company,” “we” and “us”) is a non-diversified closed end management investment company incorporated in Delaware that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We completed our initial public offering (“IPO”) and commenced operations on January 20, 2011. The Company has elected, and intends to qualify annually, to be treated, for U.S. federal income tax purposes, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). We are externally managed and advised by MCC Advisors LLC (“MCC Advisors”), which is registered with the Securities and Exchange Commission (the “SEC”) as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), pursuant to an investment management agreement. MCC Advisors is a wholly owned subsidiary of Medley LLC, which is controlled by Medley Management Inc. (NYSE: MDLY), a publicly traded asset management firm (“MDLY”), which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. We use the term “Medley” to refer collectively to the activities and operations of Medley Capital LLC, Medley LLC, MDLY, Medley Group LLC, MCC Advisors, associated investment funds and their respective affiliates.

Medley Capital BDC LLC (the “LLC”), a Delaware limited liability company, was formed on April 23, 2010. On January 18, 2011, the LLC, in accordance with Delaware law, converted into Medley Capital Corporation, a Delaware corporation, and on January 20, 2011, the Company filed an election to be regulated as a BDC under the 1940 Act.

On January 20, 2011, the Company consummated its IPO, sold 11,111,112 shares of common stock at $12.00 per share and commenced its operations and investment activities. On February 24, 2011, an additional 450,000 shares of common stock were issued at a price of $12.00 per share pursuant to the partial exercise of the underwriters’ option to purchase additional shares. Net of underwriting fees and offering costs, the Company received total cash proceeds of approximately $129.6 million.

On January 20, 2011, the Company’s shares began trading on the New York Stock Exchange (“NYSE”) under the symbol “MCC”.

Prior to the consummation of our IPO, Medley Opportunity Fund LP (“MOF LP”), a Delaware limited partnership, and Medley Opportunity Fund, Ltd. (“MOF LTD”), a Cayman Islands exempted limited liability company, which are managed by an affiliate of MCC Advisors, transferred all of their respective interests in six loan participations in secured loans to middle market companies with a combined fair value, plus payment-in-kind interest and accrued interest thereon, of approximately $84.95 million (the “Loan Assets”) to MOF I BDC LLC (“MOF I BDC”), a Delaware limited liability company, in exchange for membership interests in MOF I BDC. As a result, MOF LTD owned approximately 90% of the outstanding MOF I BDC membership interests and MOF LP owned approximately 10% of the outstanding MOF I BDC membership interests.

On January 18, 2011, each of MOF LTD and MOF LP contributed their respective MOF I BDC membership interests to the LLC in exchange for LLC membership interests. As a result, MOF I BDC became a wholly-owned subsidiary of the LLC. As a result of the LLC’s conversion noted above, MOF LTD and MOF LP’s LLC membership interests were exchanged for 5,759,356 shares of the Company’s common stock at $14.75 per share. On February 23, 2012, MOF LTD and MOF LP collectively sold 4,406,301 shares of common stock in an underwritten public offering. See Note 7 for further information.

On March 26, 2013, our wholly-owned subsidiary, Medley SBIC, LP (“SBIC LP”), a Delaware limited partnership that we own directly and through our wholly-owned subsidiary, Medley SBIC GP, LLC, received a license from the Small Business Administration (“SBA”) to operate as a Small Business Investment Company (“SBIC”) under Section 301(c) of the Small Business Investment Company Act of 1958, as amended. Effective July 1, 2019, SBIC LP surrendered its SBIC license and changed its name to Medley Small Business Fund, LP (“Medley Small Business Fund”). In addition, Medley SBIC GP, LLC changed its name to Medley Small Business Fund GP, LLC. See Note 5 for further information.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 1. Organization (cont.)

The Company has formed and expects to continue to form certain taxable subsidiaries (the “Taxable Subsidiaries”), which are taxed as corporations for federal income tax purposes. These Taxable Subsidiaries allow us to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code.

The Company’s investment objective is to generate current income and capital appreciation by lending to privately-held middle market companies, primarily through directly originated transactions, to help these companies fund acquisitions, growth or refinancing. The portfolio generally consists of senior secured first lien term loans and senior secured second lien term loans. Occasionally, we will receive warrants or other equity participation features which we believe will have the potential to increase the total investment returns.

Agreements and Plans of Mergers

On August 9, 2018, the Company entered into a definitive agreement to merge with Sierra Income Corporation (“Sierra”). Pursuant to the Agreement and Plan of Merger, dated as of August 9, 2018, by and between the Company and Sierra (the “MCC Merger Agreement”), the Company would, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving entity (the “Combined Company”) in the merger (the “MCC Merger”). Under the MCC Merger, each share of our common stock issued and outstanding immediately prior to the MCC Merger effective time, other than shares of our common stock held by the Company, Sierra or their respective wholly owned subsidiaries, would be converted into the right to receive 0.8050 shares of the Sierra’s common stock. Simultaneously, pursuant to the Agreement and Plan of Merger (the “MDLY Merger Agreement”), dated as of August 9, 2018, by and among MDLY, Sierra, and Sierra Management, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of Sierra (“Merger Sub”), MDLY would, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the Merger (the “MDLY Merger” together with the MCC Merger, the “Mergers”), and MDLY’s existing asset management business would continue to operate as a wholly owned subsidiary of the Combined Company. In the MDLY Merger, each share of MDLY Class A common stock, issued and outstanding immediately prior to the MDLY Merger effective time, other than Dissenting Shares (as defined in the MDLY Merger Agreement) and shares of MDLY Class A common stock held by MDLY, Sierra or their respective wholly owned subsidiaries, would be converted into the right to receive (i) 0.3836 shares of Sierra’s common stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY’s stockholders would have the right to receive certain dividends and/or other payments. If the Mergers are successfully consummated, Sierra’s common stock would be listed on the NYSE under the symbol “SRA” and the Tel Aviv Stock Exchange (“TASE”), with such listings expected to be effective as of the closing date of the Mergers. Upon completion of the Mergers, the investment portfolios of the Company and Sierra would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by MCC Advisors, its wholly controlled adviser subsidiary.

On February 11, 2019, a putative stockholder class action related to the MCC Merger was commenced in the Court of Chancery of the State of Delaware by FrontFour Capital Group LLC and FrontFour Master Fund, Ltd (collectively, “FrontFour”). The action, as consolidated, is captioned In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM (the “Class Action”). The complaint alleged that the Company’s directors (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to the Company’s stockholders in connection with the MCC Merger, and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Court issued a Memorandum Opinion (the “Decision”) denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require the Company to conduct a “shopping process” for the Company on terms proposed by FrontFour in its complaint. The Court held that the Company’s directors breached their fiduciary duties in entering into the MCC Merger, but rejected FrontFour’s claim that Sierra aided and abetted those breaches of fiduciary duties. The Court ordered defendants to issue corrective

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 1. Organization (cont.)

disclosures consistent with the Decision, and enjoined a vote of the Company’s stockholders on the MCC Merger until such disclosures have been made and stockholders have had the opportunity to assimilate this information.

On April 15, 2019, certain parties in the Class Action reached agreement on the principal terms of a settlement, which were contained in a term sheet, dated April 15, 2019 (the “Settlement Term Sheet”), among Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, the Company, MCC Advisors, Medley LLC, and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated stockholders of the Company, on the other hand. The Settlement Term Sheet is intended to form the basis of a definitive stipulation of settlement in the Class Action. The Settlement Term Sheet provides that the Company will seek to obtain the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement (together with the MCC Merger Agreement, the “Merger Agreements”). If the foregoing amendments are entered into they will, among other matters (as described in further detail in the Settlement Term Sheet): (a) extend the Outside Date (as defined in the Merger Agreements) to October 31, 2019; (b) permit the Company’s special committee of independent directors (the “MCC Special Committee”) to undertake a sixty-day “go shop” process to solicit superior transactions to the MCC Merger and (c) if the MCC Merger is consummated, create a settlement fund, consisting of $17 million in cash and $30 million of Sierra stock, with the number of shares of Sierra stock to be calculated using the pro forma NAV reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to eligible members of the Class (as defined in the Settlement Term Sheet). In connection with the Settlement Term Sheet, MDLY has executed an acknowledgement and agreement to take certain actions, including consenting to certain amendments to the Merger Agreements, in furtherance of the transactions contemplated thereby.

In addition, the Settlement Term Sheet provides that the Company and FrontFour will enter into a Governance Agreement pursuant to which, among other matters, FrontFour will be subject to customary standstill restrictions and be required to vote in favor of the MCC Merger at a meeting of stockholders to approve the MCC Merger Agreement and in favor of the directors nominated by our board of directors for election at the Company’s 2019 annual meeting of stockholders.

Under the Settlement Term Sheet, the parties have agreed to cooperate to reduce the agreements reflected therein to a definitive stipulation of settlement (the “Settlement Stipulation”), and to obtain approval of Court of Chancery of the State of Delaware as soon as reasonably practicable thereafter. The Settlement Stipulation will provide for mutual releases between and among FrontFour and the Class, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the Class Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the Class Action and all claims that were or could have been asserted (other than claims against NexPoint Advisors, L.P. and its affiliates) in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.) (the “Federal Action”), and FrontFour and the Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

Under the Settlement Term Sheet, the Company and FrontFour have also undertaken to work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the Merger Agreements consistent with the Decision.

If the contemplated amendments to the Merger Agreements have not been entered into by May 15, 2019, the Settlement Term Sheet may be terminated by the Company or FrontFour. The contemplated amendments to the Merger Agreements require the agreement of Sierra and there can be no assurance that such agreement will be obtained or that agreements on the amendments to the Merger Agreements will be reached.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies

Basis of Presentation

The Company follows the accounting and reporting guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 946 (“ASC 946”). The accompanying unaudited consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”) and include the consolidated accounts of the Company, its wholly-owned subsidiary Medley Small Business Fund, and its wholly-owned Taxable Subsidiaries. All references made to the “Company,” “we,” and “us” herein include Medley Capital Corporation and its consolidated subsidiaries, except as stated otherwise. Additionally, the accompanying unaudited consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-Q and Article 10 of Regulation S-X of the Securities Act of 1933. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments and reclassifications, which are of a normal recurring nature, that are necessary for the fair presentation of financial results as of and for the periods presented. Therefore, this Form 10-Q should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the full year ending September 30, 2019. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid investments with original maturities of three months or less. Cash and cash equivalents include deposits in a money market account. The Company deposits its cash in financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs

Deferred offering costs consist of fees and expenses incurred in connection with the public offering and sale of the Company’s common stock, including legal, accounting, printing fees and other related expenses, as well as costs incurred in connection with the filing of a shelf registration statement. These amounts are capitalized when incurred and recognized as a reduction of offering proceeds when the offering becomes effective or expensed upon expiration of the registration statement.

Debt Issuance Costs

Debt issuance costs, incurred in connection with our credit facilities, unsecured notes and SBA Debentures (see Note 5) are deferred and amortized over the life of the respective facility or instrument.

Indemnification

In the normal course of business, the Company enters into contractual agreements that provide general indemnifications against losses, costs, claims and liabilities arising from the performance of individual obligations under such agreements. The Company has had no material claims or payments pursuant to such agreements. The Company’s individual maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on management’s experience, the Company expects the risk of loss to be remote.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, effective on October 1, 2018, using the modified retrospective method. Substantially all revenue streams are excluded from the scope of the new standard and the adoption of the standard had no material impact on the Company’s consolidated financial statements.

Interest income, adjusted for amortization of premiums and accretion of discounts, is recorded on an accrual basis. Dividend income, which represents dividends from equity investments and distributions from Taxable Subsidiaries, is recorded on the ex-dividend date and when the distribution is received, respectively.

The Company holds debt investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision. PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on the accrual basis to the extent such amounts are expected to be collected. PIK interest is not accrued if the Company does not expect the issuer to be able to pay all principal and interest when due. For the three and nine months ended June 30, 2019, the Company earned approximately $1.8 million and $6.4 million in PIK interest, respectively. For the three and nine months ended June 30, 2018, the Company earned approximately $2.4 million and $8.1 million in PIK interest, respectively.

Origination/closing, amendment and transaction break-up fees associated with investments in portfolio companies are recognized as income when we become entitled to such fees. Prepayment penalties received by the Company for debt instruments paid back to the Company prior to the maturity date are recorded as income upon repayment of debt. Administrative agent fees received by the Company are capitalized as deferred revenue and recorded as fee income when the services are rendered. Fee income for the three and nine months ended June 30, 2019 was approximately $1.2 million and $2.0 million, respectively (see Note 9). Fee income for the three and nine months ended June 30, 2018 was approximately $0.8 million and $3.2 million, respectively (see Note 9).

Investment transactions are accounted for on a trade date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. During the three and nine months ended June 30, 2019, $8.7 million and $19.6 million of our realized losses, respectively, were related to certain non-cash restructuring transactions, which is recorded on the Consolidated Statements of Operations as a component of net realized gain/(loss) from investments. During the three and nine months ended June 30, 2018, $19.7 million and $41.9 million of our realized losses, respectively, were related to certain non-cash restructuring transactions, which is recorded on the Consolidated Statements of Operations as a component of net realized gain/(loss) from investments. The Company reports changes in fair value of investments as a component of the net unrealized appreciation/(depreciation) on investments in the Consolidated Statements of Operations.

Management reviews all loans that become 90 days or more past due on principal or interest or when there is reasonable doubt that principal or interest will be collected for possible placement on management’s designation of non-accrual status. Interest receivable is analyzed regularly and may be reserved against when deemed uncollectible. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current, although we may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection. As of June 30, 2019, certain investments in eight portfolio companies held by the Company were on non-accrual status with a combined fair value of approximately $33.7 million, or 7.1% of the fair value of our portfolio. As of September 30, 2018, certain investments in nine portfolio companies held by the Company were on non-accrual status with a combined fair value of approximately $48.1 million, or 7.3% of the fair value of our portfolio.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, we would be deemed to “control” a portfolio company if we owned more than 25% of its outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company. We refer to such investments in portfolio companies that we “control” as “Control Investments.” Under the 1940 Act, we would be deemed to be an “Affiliated Person” of a portfolio company if we own between 5% and 25% of the portfolio company’s outstanding voting securities or we are under common control with such portfolio company. We refer to such investments in Affiliated Persons as “Affiliated Investments.”

Valuation of Investments

The Company applies fair value accounting to all of its financial instruments in accordance with the 1940 Act and ASC Topic 820 — Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, the Company has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 4. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. We weight the use of third-party broker quotations, if any, in determining fair value based on our understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the Company’s board of directors based upon input from management and third party valuation firms. Because these investments are illiquid and because there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

Investments in investment funds are valued at fair value. Fair values are generally determined utilizing the NAV supplied by, or on behalf of, management of each investment fund, which is net of management and incentive fees or allocations charged by the investment fund and is in accordance with the “practical expedient”, as defined by FASB Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities that Calculate Net Asset Value per Share. NAVs received by, or on behalf of, management of each investment fund are based on the fair value of the investment funds’ underlying investments in accordance with policies established by management of each investment fund, as described in each of their financial statements and offering memorandum.

The methodologies utilized by the Company in estimating the fair value of its investments categorized as Level 3 generally fall into the following two categories:

•        The “Market Approach” uses prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets, liabilities, or a group of assets and liabilities, such as a business.

•        The “Income Approach” converts future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount. When the Income Approach is used, the fair value measurement reflects current market expectations about those future amounts.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

The Company uses third-party valuation firms to assist the board of directors in the valuation of its portfolio investments. The valuation reports generated by the third-party valuation firms consider the evaluation of financing and sale transactions with third parties, expected cash flows and market based information, including comparable transactions, performance multiples, and movement in yields of debt instruments, among other factors. The Company uses a market yield analysis under the Income Approach or an enterprise model of valuation under the Market Approach, or a combination thereof. In applying the market yield analysis, the value of the Company’s loans is determined based upon inputs such as the coupon rate, current market yield, interest rate spreads of similar securities, the stated value of the loan, and the length to maturity. In applying the enterprise model, the Company uses a waterfall analysis, which takes into account the specific capital structure of the borrower and the related seniority of the instruments within the borrower’s capital structure into consideration. To estimate the enterprise value of the portfolio company, we weigh some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value.

The methodologies and information that the Company utilizes when applying the Market Approach for performing investments include, among other things:

•        valuations of comparable public companies (“Guideline Comparable Approach”);

•        recent sales of private and public comparable companies (“Guideline Comparable Approach”);

•        recent acquisition prices of the company, debt securities or equity securities (“Recent Arms-Length Transaction”);

•        external valuations of the portfolio company, offers from third parties to buy the company (“Estimated Sales Proceeds Approach”);

•        subsequent sales made by the company of its investments (“Expected Sales Proceeds Approach”); and

•        estimating the value to potential buyers.

The methodologies and information that the Company utilizes when applying the Income Approach for performing investments include:

•        discounting the forecasted cash flows of the portfolio company or securities (Discounted Cash Flow (“DCF”) Approach); and

•        Black-Scholes model or simulation models or a combination thereof (Income Approach — Option Model) with respect to the valuation of warrants.

For non-performing investments, we may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities using an expected recovery model (Market Approach — Expected Recovery Analysis or Estimated Liquidation Proceeds).

We undertake a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•        our quarterly valuation process begins with each portfolio investment being internally valued by the valuation professionals;

•        preliminary valuation conclusions are then documented and discussed with senior management; and

•        an independent valuation firm engaged by our board of directors reviews approximately one third of these preliminary valuations each quarter on a rotating quarterly basis on non-fiscal year-end quarters, such that each of these investments will be valued by independent valuation firms at least twice per annum when combined with the fiscal year-end review of all the investments by independent valuation firms.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

In addition, all of our investments are subject to the following valuation process:

•        the audit committee of our board of directors reviews the preliminary valuations of the investment professionals, senior management and independent valuation firms; and

•        our board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of MCC Advisors, the respective independent valuation firms and the audit committee.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

Fair Value of Financial Instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, approximate fair value due to their short-term nature. The carrying amounts and fair values of our long-term obligations are discussed in Note 5.

Recent Accounting Pronouncements

In March 2017, the FASB issued ASU 2017-08, Receivables — Nonrefundable Fees and Other Costs (“ASU 2017-08”). The amendments in ASU 2017-08 require premiums on purchased callable debt securities to be amortized to the security’s earliest call date. Prior to this ASU, premiums and discounts on purchased callable debt securities were generally required to be amortized to the security’s maturity date. The amendments in ASU 2017-08 do not require any changes to treatment of securities held at a discount. ASU 2017-08 is effective for the Company October 1, 2019, with early adoption permitted. Although the company is still evaluating the effect of ASU 2017-08, it does not expect the amendments to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. (“ASU 2018-13”). The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. The changes affect all companies that are required to include fair value measurement disclosures. In general, the amendments in ASU 2018-13 are effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt the removed or modified disclosures upon the issuance of ASU 2018-13 and may delay adoption of the additional disclosures, which are required for public companies only, until their effective date. The Company is currently evaluating the potential impact of this guidance on the Company’s consolidated financial statements and disclosures.

In October 2018, the SEC adopted amendments (the “Amendments”) to certain disclosure requirements that have become redundant, duplicative, overlapping, outdated, or superseded, in light of other SEC disclosure requirements, U.S. GAAP requirements, or changes in the information environment. In part, the Amendments require an investment company to present distributable earnings in total, rather than showing the three components of distributable earnings. The compliance date for the Amendments is for all filings on or after November 5, 2018. Among the amendments is the requirement to present the changes in shareholders’ equity in the interim financial statements (either in a separate statement or footnote) in quarterly reports on Form 10-Q. Management has adopted the Amendments and included the required disclosures in the Company’s consolidated financial statements herein. Prior periods have been reclassified to conform to the current year presentation.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

Federal Income Taxes

The Company has elected, and intends to qualify annually, to be treated as a RIC under Subchapter M of the Code. In order to continue to qualify as a RIC, among other things, the Company is required to meet certain source of income and asset diversification requirements and timely distribute to its stockholders at least 90% of the sum of investment company taxable income (“ICTI”) including PIK, as defined by the Code, and net tax exempt interest income (which is the excess of our gross tax exempt interest income over certain disallowed deductions) for each taxable year in order to be eligible for tax treatment under Subchapter M of the Code. Depending on the level of ICTI earned in a tax year, the Company may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI.

The Company is subject to a nondeductible U.S. federal excise tax of 4% on undistributed income if it does not distribute at least 98% of its ordinary income in any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31 of such calendar year. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for excise tax purposes, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned. There is no provision for federal excise tax for the calendar year ended 2018 accrued at June 30, 2019. For the calendar year ended December 31, 2017, the Company did not distribute at least 98% of its ordinary income and 98.2% of its capital gains, and subsequently paid $157,922 in federal excise taxes.

The Company’s Taxable Subsidiaries accrue income taxes payable based on the applicable corporate rates on the unrealized gains generated by the investments held by the Taxable Subsidiaries. As of June 30, 2019 and September 30, 2018, the Company did not record a deferred tax liability on the Consolidated Statements of Assets and Liabilities. The change in provision for deferred taxes is included as a component of net realized and unrealized gain/(loss) on investments in the Consolidated Statements of Operations. For the three and nine ended June 30, 2019, the Company did not record a change in provision for deferred taxes on the unrealized (appreciation)/depreciation on investments. For the three and nine months ended June 30, 2018, the change in provision for deferred taxes on the unrealized depreciation on investments was $0.2 million and $0.5 million, respectively.

ICTI generally differs from net investment income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses. The Company may be required to recognize ICTI in certain circumstances in which it does not receive cash. For example, if the Company holds debt obligations that are treated under applicable tax rules as having original issue discount, the Company must include in ICTI each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. The Company may also have to include in ICTI other amounts that it has not yet received in cash, such as 1) PIK interest income and 2) interest income from investments that have been classified as non-accrual for financial reporting purposes. Interest income on non-accrual investments is not recognized for financial reporting purposes, but generally is recognized in ICTI. Because any original issue discount or other amounts accrued will be included in the Company’s ICTI for the year of accrual, the Company may be required to make a distribution to its stockholders in order to satisfy the minimum distribution requirements, even though the Company will not have received and may not ever receive any corresponding cash amount. ICTI also excludes net unrealized appreciation or depreciation, as investment gains or losses are not included in taxable income until they are realized.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 2. Significant Accounting Policies (cont.)

The Company accounts for income taxes in conformity with ASC Topic 740 — Income Taxes (“ASC 740”). ASC 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet a “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations. There were no material uncertain income tax positions at June 30, 2019. Although we file federal and state tax returns, our major tax jurisdiction is federal. The Company’s federal and state tax returns for the prior three fiscal years remain open, subject to examination by the Internal Revenue Service.

Segments

The Company invests in various industries. The Company separately evaluates the performance of each of its investment relationships. However, because each of these investment relationships has similar business and economic characteristics, they have been aggregated into a single investment segment. All applicable segment disclosures are included in or can be derived from the Company’s financial statements. See Note 3 for further information.

Company Investment Risk, Concentration of Credit Risk, and Liquidity Risk

MCC Advisors has broad discretion in making investments for the Company. Investments will generally consist of debt instruments that may be affected by business, financial market or legal uncertainties. Prices of investments may be volatile, and a variety of factors that are inherently difficult to predict, such as domestic or international economic and political developments, may significantly affect the results of the Company’s activities and the value of its investments. In addition, the value of the Company’s portfolio may fluctuate as the general level of interest rates fluctuate.

The value of the Company’s investments in loans may be detrimentally affected to the extent, among other things, that a borrower defaults on its obligations, there is insufficient collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan, observable secondary or primary market yields for similar instruments issued by comparable companies increase materially or risk premiums required in the market between smaller companies, such as our borrowers, and those for which market yields are observable increase materially. MCC Advisors may attempt to minimize this risk by maintaining low loan-to-liquidation values with each loan and the collateral underlying the loan.

The Company’s assets may, at any time, include securities and other financial instruments or obligations that are illiquid or thinly traded, making purchase or sale of such securities and financial instruments at desired prices or in desired quantities difficult. Furthermore, the sale of any such investments may be possible only at substantial discounts, and it may be extremely difficult to value any such investments accurately.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments

The composition of our investments as of June 30, 2019 as a percentage of our total portfolio, at amortized cost and fair value were as follows (dollars in thousands):

	Amortized Cost	Percentage	Fair Value	Percentage
Senior Secured First Lien Term Loans	$303,120	54.2%	$228,938	48.1%
Senior Secured Second Lien Term Loans	38,112	6.8	35,448	7.4
Senior Secured First Lien Notes	20,000	3.6	19,484	4.1
Unsecured Debt	2,657	0.5	2,657	0.6
MCC Senior Loan Strategy JV I LLC	78,575	14.0	72,822	15.3
Equity/Warrants	116,611	20.9	116,430	24.5
Total	$559,075	100.0%	$475,779	100.0%

The composition of our investments as of September 30, 2018 as a percentage of our total portfolio, at amortized cost and fair value were as follows (dollars in thousands):

	Amortized Cost	Percentage	Fair Value	Percentage
Senior Secured First Lien Term Loans	$475,801	62.2%	$395,015	60.3%
Senior Secured Second Lien Term Loans	49,162	6.4	48,890	7.5
Senior Secured First Lien Notes	20,000	2.6	19,268	2.9
Unsecured Debt	26,108	3.4	3,381	0.5
MCC Senior Loan Strategy JV I LLC	78,575	10.3	78,371	11.9
Equity/Warrants	115,040	15.1	110,505	16.9
Total	$764,686	100.0%	$655,430	100.0%

In connection with certain of the Company’s investments, the Company receives warrants from certain portfolio companies for the objective of increasing total investment returns and are not held for hedging purposes. As of June 30, 2019 and September 30, 2018, the total fair value of warrants was $0.4 million and $1.0 million, respectively, and were included in investments at fair value on the Consolidated Statement of Assets and Liabilities. During the three months ended June 30, 2019, the Company exercised its warrant positions in one portfolio company in exchange for common stock in Avantor, Inc., and forfeited its warrant positions in one portfolio company. During the nine months ended June 30, 2019, the Company acquired additional warrants in one of its existing portfolio investments, and realized the two warrant positions described in the preceding sentence. During the three and nine months ended June 30, 2018, the Company acquired no warrant positions and two warrant positions, respectively.

Total unrealized depreciation related to warrants for the three and nine months ended June 30, 2019 was $0.4 million and $0.2 million, respectively, and was recorded on the Consolidated Statements of Operations as net unrealized appreciation/(depreciation) on investments. Total unrealized depreciation related to warrants for the three and nine months ended June 30, 2018 was $1.4 million and $1.9 million, respectively, and was recorded on the Consolidated Statements of Operations as net unrealized appreciation/(depreciation) on investments. The warrants are received in connection with individual portfolio investments and are not subject to master netting arrangements.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

The following table shows the portfolio composition by industry grouping at fair value at June 30, 2019 (dollars in thousands):

	Fair Value	Percentage
Construction & Building	$75,463	15.9%
Multisector Holdings	72,823	15.3
Services: Business	54,058	11.4
High Tech Industries	38,663	8.1
Aerospace & Defense	35,524	7.5
Healthcare & Pharmaceuticals	33,924	7.1
Energy: Oil & Gas	30,714	6.5
Hotel, Gaming & Leisure	20,519	4.3
Wholesale	17,986	3.8
Banking, Finance, Insurance & Real Estate	15,399	3.2
Services: Consumer	13,189	2.8
Containers, Packaging & Glass	12,597	2.7
Automotive	11,423	2.4
Capital Equipment	10,689	2.2
Consumer goods: Non-durable	6,342	1.3
Consumer goods: Durable	5,885	1.2
Media: Broadcasting & Subscription	5,403	1.1
Environmental Industries	3,991	0.8
Metals & Mining	3,336	0.7
Forest Products & Paper	2,759	0.6
Chemicals, Plastics & Rubber	2,291	0.5
Media: Advertising, Printing & Publishing	2,262	0.5
Retail	539	0.1
Total	$475,779	100.0%

The following table shows the portfolio composition by industry grouping at fair value at September 30, 2018 (dollars in thousands):

	Fair Value	Percentage
Construction & Building	$95,021	14.5%
Multisector Holdings	92,850	14.2
Services: Business	78,371	12.0
High Tech Industries	65,662	10.0
Aerospace & Defense	46,020	7.0
Healthcare & Pharmaceuticals	45,584	7.0
Energy: Oil & Gas	36,714	5.6
Hotel, Gaming & Leisure	32,487	5.0
Wholesale	24,219	3.7
Banking, Finance, Insurance & Real Estate	22,587	3.4
Services: Consumer	18,515	2.8
Containers, Packaging & Glass	16,940	2.6
Automotive	15,307	2.3
Capital Equipment	13,027	2.0

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

	Fair Value	Percentage
Consumer goods: Non-durable	12,944	2.0
Consumer goods: Durable	8,814	1.3
Media: Broadcasting & Subscription	6,252	0.9
Environmental Industries	5,802	0.9
Metals & Mining	5,703	0.9
Forest Products & Paper	4,078	0.6
Chemicals, Plastics & Rubber	3,283	0.5
Media: Advertising, Printing & Publishing	2,750	0.4
Retail	2,500	0.4
Total	$655,430	100.0%

The Company invests in portfolio companies principally located in North America. The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company’s business.

The following table shows the portfolio composition by geographic location at fair value at June 30, 2019 (dollars in thousands):

	Fair Value	Percentage
Northeast	$166,078	34.9%
West	102,719	21.6
Midwest	97,377	20.5
Southeast	47,929	10.1
Southwest	40,420	8.5
Mid-Atlantic	21,256	4.4
Total	$475,779	100.0%

The following table shows the portfolio composition by geographic location at fair value at September 30, 2018 (dollars in thousands):

	Fair Value	Percentage
Northeast	$167,803	25.6%
West	155,519	23.7
Midwest	118,291	18.1
Southeast	76,676	11.7
Mid-Atlantic	71,962	11.0
Southwest	65,179	9.9
Total	$655,430	100.0%

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Transactions With Affiliated/Controlled Companies

The Company had investments in portfolio companies designated as Affiliated Investments and Controlled Investments under the 1940 Act. Transactions with Affiliated Investments and Controlled Investments during the nine months ended June 30, 2019 and 2018 were as follows:

Name of Investment(3)	Type of Investment	Fair Value at September 30, 2018	Purchases/ (Sales) of or Advances/ (Distributions)	Transfers In/(Out) of Affiliates	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Fair Value at June 30, 2019	Income Earned
Affiliated Investments
1888 Industrial Services, LLC	Senior Secured First Lien Term Loan A	$8,984,232	$—	$—	$—	$—	$8,984,232	$517,213
	Senior Secured First Lien Term Loan B	19,725,217	142,758	—	(8,702,616)	—	11,165,359	759,184
	Senior Secured First Lien Term Loan C	—	1,148,042	—	—	—	1,148,042	701
	Revolving Credit Facility	3,593,693	(179,685)	—	—	—	3,414,008	174,154
	Equity	—	—	—	—	—	—	—
Access Media Holdings, LLC	Senior Secured First Lien Term Loan	5,876,279	—	—	(372,678)	—	5,503,601	—
	Preferred Equity Series A	—	—	—	—	—	—	—
	Preferred Equity Series AA	—	—	—	—	—	—	—
	Preferred Equity Series AAA	(172,800)	72,000	—	—	—	(100,800)	—
	Equity	—	—	—	—	—	—	—
Brantley Transportation LLC	Senior Secured First Lien Term Loan	2,882,800	—	—	(1,228,801)	—	1,653,999	—
	Senior Secured First Lien Delayed Draw Term Loan	503,105	—	—	—	—	503,105	28,322
	Equity	—	—	—	—	—	—	—
Caddo Investors Holdings 1 LLC	Equity	2,500,000	20,842	—	238,219	—	2,759,061	(61,927)
Dynamic Energy Services International LLC	Senior Secured First Lien Term Loan	—	—	7,824,975	(6,610,014)	—	1,214,961	—
	Revolving Credit Facility	—	458,498	1,322,001	—	—	1,780,499	47,077
	Equity	—	—	—	—	—	—	—
JFL-NGS Partners, LLC	Preferred Equity A-2	31,468,755	944,063	—	—	—	32,412,818	707,582
	Preferred Equity A-1	4,072,311	122,169	—	—	—	4,194,480	91,567
	Equity	9,825,804	—	—	9,270,567	—	19,096,371	—
JFL-WCS Partners, LLC	Preferred Equity Class A	1,166,292	69,977	—	—	—	1,236,269	54,134
	Equity	215,116	—	—	2,539,925	—	2,755,041	—
Kemmerer Operations, LLC	Senior Secured First Lien Term Loan	—	1,694,915	—	—	—	1,694,915	7,062
	Senior Secured First Lien Delayed Draw Term Loan	—	677,966	—	—	—	677,966	2,825
	Equity	—	962,717	—	—	—	962,717	—

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Name of Investment(3)	Type of Investment	Fair Value at September 30, 2018	Purchases/ (Sales) of or Advances/ (Distributions)	Transfers In/(Out) of Affiliates	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Fair Value at June 30, 2019	Income Earned
Path Medical, LLC	Senior Secured First Lien Term Loan	—	1,158,752	7,821,824	(497,404)	—	8,483,172	840,522
	Senior Secured First Lien Term Loan A	—	377,062	2,808,500	(262,809)	—	2,922,753	267,420
	Senior Secured First Lien Term Loan C	—	492,090	—	(1,329)	—	490,761	56,559
	Equity	—	—	499,751	(499,751)	—	—	—
US Multifamily, LLC	Senior Secured First Lien Term Loan	6,670,000	—	—	—	—	6,670,000	500,250
	Equity	3,330,000	—	—	—	—	3,330,000	—
Total Affiliated Investments		$100,640,804	$8,162,166	$20,277,051	$(6,126,691)	$—	$122,953,330	$3,992,645
Controlled Investments
Capstone Nutrition	Senior Secured First Lien Term Loan	$12,657,663	$—	$—	$(8,050,598)	$—	$4,607,065	$—
	Senior Secured First Lien Delayed Draw Term Loan	5,692,096	—	—	(3,620,319)	—	2,071,777	—
	Senior Secured First Lien Incremental Delayed Draw Term Loan	2,242,721	1,634,082	—	—	—	3,876,803	350,678
	Equity – Class B and C Units	—	—	—	—	—	—	—
	Equity – Common Units	—	—	—	—	—	—	—
MCC Senior Loan Strategy JV I LLC(1)(2)	Equity	78,370,891	—	—	(5,548,312)	—	72,822,579	6,037,500
NVTN LLC	Senior Secured First Lien Term Loan	4,005,990	250,000	—	—	—	4,255,990	202,327
	Senior Secured First Lien Term Loan B	11,837,367	467,729	—	(5,363,336)	—	6,941,760	356,304
	Senior Secured First Lien Term Loan C	7,479,397	90,657	—	(7,570,054)	—	—	—
	Equity	—	—	—	—	—	—	—
OmniVere, LLC	Senior Secured First Lien Term Loan	—	—	—	22,880,599	(22,880,599)	—	(2,822)
	Senior Secured First Lien Term Loan	1,374,048	661,225	—	2,963,001	(4,998,274)	—	—
	Unsecured Debt	—	—	—	22,727,575	(22,727,575)	—	(2,205)
	Equity	—	—	—	872,698	(872,698)	—	—
TPG Plastics LLC	Senior Secured Second Lien Term Loan	401,346	(38,328)	—	—	—	363,018	24,511
	Unsecured Debt	360,000	(17,280)	—	—	(59,410)	283,310	20,216
	Unsecured Debt	646,996	(646,996)	—	—	—	—	2,163
	Equity	2,670,154	646,996	—	(1,672,399)	—	1,644,751	—
URT Acquisition Holdings Corporation	Senior Secured Second Lien Term Loan	15,112,754	2,809,054	—	—	—	17,921,808	1,339,343
	Preferred Equity	5,850,795	702,095	—	—	—	6,552,890	567,139
	Equity	12,937,518	—	—	(10,854,796)	—	2,082,722	—
Total Controlled Investments		$161,639,736	$6,559,234	$—	$6,764,059	$(51,538,556)	$123,424,473	$8,895,154

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Name of Investment(3)	Type of Investment	Fair Value at September 30, 2017	Purchases/ (Sales) of or Advances/ (Distributions)	Transfers In/(Out) of Affiliates	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Fair Value at June 30, 2018	Income Earned
Affiliated Investments
1888 Industrial Services, LLC	Senior Secured First Lien Term Loan A	$8,984,232	$—	$—	$—	$—	$8,984,232	$461,351
	Senior Secured First Lien Term Loan B	19,746,290	1,906,052	—	(2,427,755)	—	19,224,587	1,978,170
	Revolving Credit Facility	—	3,054,639	—	—	—	3,054,639	62,047
	Equity	—	—	—	—	—	—	—
Access Media Holdings, LLC	Senior Secured First Lien Term Loan	8,340,525	105,860	—	(2,570,051)	—	5,876,334	212,656
	Preferred Equity Series A	—	—	—	—	—	—	—
	Preferred Equity Series AA	—	—	—	—	—	—	—
	Preferred Equity Series AAA	43,200	428,800	—	(560,000)	—	(88,000)	—
	Equity	—	—	—	—	—	—	—
Brantley Transportation LLC	Senior Secured First Lien Term Loan	7,719,520	—	—	(1,559,604)	—	6,159,916	—
	Senior Secured First Lien Delayed Draw Term Loan	668,105	(165,000)	—	—	—	503,105	32,842
	Equity	—	—	—	—	—	—	—
JFL-NGS Partners, LLC	Preferred Equity A-2	30,552,190	916,565	—	—	—	31,468,755	686,972
	Preferred Equity A-1	3,953,700	118,611	—	—	—	4,072,311	88,900
	Equity	63,603	—	—	7,399,149	—	7,462,752	—
JFL-WCS Partners, LLC	Preferred Equity Class A	—	1,166,292	—	—	—	1,166,292	30,100
	Equity	—	129,588	—	—	—	129,588	—
US Multifamily, LLC	Senior Secured First Lien Term Loan	6,670,000	—	—	—	—	6,670,000	500,250
	Equity	3,330,000	—	—	—	—	3,330,000	—
Total Affiliated Investments		$90,071,365	$7,661,407	$—	$281,739	$—	$98,014,511	$4,053,288

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Name of Investment(3)	Type of Investment	Fair Value at September 30, 2017	Purchases/ (Sales) of or Advances/ (Distributions)	Transfers In/(Out) of Affiliates	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Fair Value at June 30, 2018	Income Earned
Controlled Investments
Capstone Nutrition	Senior Secured First Lien Term Loan	$18,002,715	$—	$—	$(5,845,850)	$—	$12,156,865	$—
	Senior Secured First Lien Delayed Draw Term Loan	7,789,760	—	—	(2,529,495)	—	5,260,265	—
	Senior Secured First Lien Incremental Delayed Draw	—	2,157,066	—	—	—	2,157,066	138,415
	Equity – Class B and C Units	—	—	—	—	—	—	—
	Equity – Common Units	—	—	—	—	—	—	—
MCC Senior Loan Strategy JV I LLC(1)(2)	Equity	56,137,946	22,487,500	—	(394,453)	—	78,230,993	5,009,375
NVTN LLC	Senior Secured First Lien Term Loan	3,505,990	500,000	—	—	—	4,005,990	159,580
	Senior Secured First Lien Term Loan B	10,604,502	897,475	—	—	—	11,501,977	912,924
	Senior Secured First Lien Term Loan C	6,518,046	699,083	—	—	—	7,217,129	711,660
	Equity	9,550,922	—	—	(7,640,738)	—	1,910,184	—
OmniVere LLC	Senior Secured First Lien Term Loan	24,500,205	—	—	(10,807,380)	—	13,692,825	—
	Senior Secured First Lien Term Loan	1,409,669	2,720,804	—	—	—	4,130,473	152,079
	Unsecured Debt	—	—	—	—	—	—	—
	Equity	—	—	—	—	—	—	—
TPG Plastics LLC	Senior Secured First Lien Term Loan	—	—	401,346	—	—	401,346	4,287
	Unsecured Debt	—	—	360,000	—	—	360,000	3,900
	Unsecured Debt	—	—	646,996	—	—	646,996	701
	Equity	—	—	2,670,154	—	—	2,670,154	—
URT Acquisition Holdings Corporation	Senior Secured Second Lien Term Loan	14,966,563	—	—	—	—	14,966,563	1,144,063
	Preferred Equity	5,500,000	350,795	—	—	—	5,850,795	514,634
	Equity	12,937,518	—	—	—	—	12,937,518	—
Total Controlled Investments		$171,423,836	$29,812,723	$4,078,496	$(27,217,916)	$—	$178,097,139	$8,751,618

____________

(1)      The Company and Great American Life Insurance Company (“GALIC”) are the members of MCC Senior Loan Strategy JV I LLC (“MCC JV”), a joint venture formed as a Delaware limited liability company that is not consolidated by either member for financial reporting purposes. The members of MCC JV make capital contributions as investments by MCC JV are completed, and all portfolio and other material decisions regarding MCC JV must be submitted to MCC JV’s board of managers, which is comprised of an equal number of members appointed by each of the Company and GALIC. Approval of MCC JV’s board of managers requires the unanimous approval of a quorum of the board of managers, with a quorum consisting of equal representation of members appointed by each of the Company and GALIC. Because management of MCC JV is shared equally between the Company and GALIC, the Company does not have operational control over the MCC JV for purposes of the 1940 Act or otherwise.

(2)      Amount of income earned represents distributions from MCC JV to the Company and is a component of dividend income, net of provisional taxes in the Consolidated Statements of Operations.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

(3)      The par amount and additional detail are shown in the consolidated schedule of investments.

Purchases/(sales) of or advances to/(distributions) from Affiliated Investments and Controlled Investments represent the proceeds from sales and settlements of investments, purchases, originations and participations, investment increases due to PIK interest as well as net amortization of premium/(discount) on investments and are included in the purchases and sales presented on the Consolidated Statements of Cash Flows for the nine months ended June 30, 2019 and 2018. Transfers in/(out) of Affiliated Investments and Controlled Investments represent the fair value for the month an investment became or was removed as an Affiliated Investment or a Controlled Investment. Income received from Affiliated Investments and Controlled Investments is included in total investment income on the Consolidated Statements of Operations for the three and nine months ended June 30, 2019 and 2018.

Loan Participation Sales

The Company may sell portions of its investments via participation agreements to a managed account, managed by an affiliate and non-affiliate of the Company. As of June 30, 2019, there were two participation agreements outstanding with an aggregate fair value of $5.9 million. As of September 30, 2018, there were four participation agreements outstanding with an aggregate fair value of $22.0 million. The transfer of the participated portion of the investments met the criteria set forth in ASC 860, Transfers and Servicing for treatment as a sale. In each case, the Company’s loan participation agreements satisfy the following conditions:

•        transferred investments have been isolated from the Company, and put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership,

•        each participant has the right to pledge or exchange the transferred investments it received, and no condition both constrains the participant from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the Company; and

•        the Company, its consolidated affiliates or its agents do not maintain effective control over the transferred investments through either: (i) an agreement that entitles and/or obligates the Company to repurchase or redeem the assets before maturity, or (ii) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Such investments where the Company has retained proportionate interests are included in the consolidated schedule of investments. All of these investments are classified within Level 3 of the fair value hierarchy, as defined in Note 4.

During the three and nine months ended June 30, 2019, the Company collected interest and principal payments on behalf of the participant in aggregate amounts of $1.0 million and $3.0 million, respectively. During the three and nine months ended June 30, 2018, the Company collected interest and principal payments on behalf of the participant in aggregate amounts of $17.0 million and $21.2 million, respectively. Under the terms of the participation agreements, the Company will collect and remit periodic payments to the participant equal to the participant’s proportionate share of any principal and interest payments received by the Company from the underlying investee companies.

MCC Senior Loan Strategy JV I LLC

On March 27, 2015, the Company and GALIC entered into a limited liability company operating agreement to co-manage MCC JV. All portfolio and other material decisions regarding MCC JV must be submitted to MCC JV’s board of managers, which is comprised of four members, two of whom are selected by the Company and the other two of whom are selected by GALIC. The Company has concluded that it does not operationally control MCC JV. As the Company does not operationally control MCC JV, it does not consolidate the operations of MCC JV within the consolidated financial statements. As a practical expedient, the Company uses NAV to determine the value of

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

its investment in MCC JV; therefore, this investment has been presented as a reconciling item within the fair value hierarchy (see Note 4). Investments held by MCC JV are measured at fair value using the same valuation methodologies as described in Note 2.

As of June 30, 2019, MCC JV had total capital commitments of $100.0 million, with the Company providing $87.5 million and GALIC providing $12.5 million. Approximately $89.8 million was funded as of June 30, 2019 relating to these commitments, of which $78.6 million was from the Company. As of June 30, 2019, MCC JV’s board of managers had approved advances of capital of up to $0.3 million of the remaining capital commitments, of which $0.2 million is from the Company.

On August 4, 2015, MCC JV entered into a senior secured revolving credit facility (the “JV Facility”) led by Credit Suisse, AG (“CS”) with commitments of $100 million subject to leverage and borrowing base restrictions. On March 30, 2017, the Company amended the JV Facility previously administered by CS and facilitated the assignment of all rights and obligations of CS under the JV Facility to Deutsche Bank AG, New York Branch, (“DB”) and increased the total loan commitments to $200 million. The JV Facility bears interest at a rate of LIBOR (with no minimum) + 2.50% per annum. On March 29, 2019, the JV Facility reinvestment period was extended to June 28, 2019 from March 30, 2019. On June 28, 2019, the JV Facility reinvestment period was further extended to October 28, 2019. The stated maturity date was not impacted by the JV Facility reinvestment period extension and remained March 30, 2022. As of June 30, 2019 and September 30, 2018, there was approximately $179.3 million outstanding under the JV Facility.

At June 30, 2019 and September 30, 2018, MCC JV had total investments at fair value of $253.5 million and $251.9 million, respectively. As of June 30, 2019 and September 30, 2018, MCC JV’s portfolio was comprised of senior secured first lien term loans to 60 and 56 borrowers, respectively. As of June 30, 2019, MCC JV did not have any investments on non-accrual status. As of September 30, 2018, certain investments in one portfolio company held by MCC JV were on non-accrual status.

Below is a summary of MCC JV’s portfolio, excluding equity investments, followed by a listing of the individual investments in MCC JV’s portfolio as of June 30, 2019 and September 30, 2018:

	June 30, 2019	September 30, 2018
Senior secured loans(1)	$261,901,345	$256,547,053
Weighted average current interest rate on senior secured loans(2)	7.51%	7.39%
Number of borrowers in MCC JV	60	56
Largest loan to a single borrower(1)	$10,942,429	$11,115,786
Total of five largest loans to borrowers(1)	$41,160,637	$47,982,607

____________

(1)      At par value.

(2)      Computed as the (a) annual stated interest rate on accruing senior secured loans, divided by (b) total senior secured loans at par.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

MCC JV Loan Portfolio as of June 30, 2019
(unaudited)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(3)
4Over International, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	6/7/2022	$10,942,429	$10,942,429	$10,691,848	12.9%
				10,942,429	10,942,429	10,691,848
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	11/22/2023	726,065	724,749	721,200	0.9%
				726,065	724,749	721,200
BW NHHC HOLDCO INC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	5/15/2025	5,194,895	5,129,110	4,796,446	5.8%
				5,194,895	5,129,110	4,796,446
Callaway Golf Company	Consumer Goods: Durable	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	1/4/2026	2,967,562	2,912,286	2,992,787	3.6%
				2,967,562	2,912,286	2,992,787
Cardenas Markets LLC	Retail	Senior Secured First Lien Term Loan (LIBOR + 5.75%, 1.00% LIBOR Floor)(1)	11/29/2023	5,362,500	5,328,659	5,186,074	6.2%
				5,362,500	5,328,659	5,186,074
CD&R TZ Purchaser, Inc.	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	7/21/2023	3,401,877	3,372,063	3,382,827	4.1%
				3,401,877	3,372,063	3,382,827
CHA Consulting, Inc.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	4/10/2025	1,957,528	1,951,911	1,924,816	2.3%
				1,957,528	1,951,911	1,924,816
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	10/4/2024	9,857,363	9,838,737	9,758,789	11.7%
				9,857,363	9,838,737	9,758,789
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	12/1/2021	4,142,689	4,071,168	3,397,005	4.1%
				4,142,689	4,071,168	3,397,005
Envision Healthcare	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 3.75%, 1.00% LIBOR Floor)(1)	10/10/2025	1,965,125	1,899,539	1,719,484	2.1%
				1,965,125	1,899,539	1,719,484
GC EOS Buyer, Inc.	Automotive	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	8/1/2025	3,453,786	3,405,940	3,436,517	4.1%
				3,453,786	3,405,940	3,436,517
GK Holdings, Inc.	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	1/20/2021	2,916,031	2,910,567	2,605,473	3.1%
				2,916,031	2,910,567	2,605,473
Glass Mountain Pipeline Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	12/23/2024	4,912,812	4,898,319	4,802,274	5.8%
				4,912,812	4,898,319	4,802,274

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(3)
Golden West Packaging Group LLC	Forest Products & Paper	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	6/20/2023	4,199,559	4,199,559	4,181,081	5.0%
				4,199,559	4,199,559	4,181,081
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	6/30/2022	1,818,750	1,804,559	1,457,182	1.8%
				1,818,750	1,804,559	1,457,182
Highline Aftermarket Acquisitions, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 3.50%, 1.00% LIBOR Floor)(1)	4/26/2025	4,076,471	4,065,224	3,758,506	4.5%
				4,076,471	4,065,224	3,758,506
The Imagine Group, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	6/21/2022	7,820,000	7,773,063	6,437,424	7.7%
				7,820,000	7,773,063	6,437,424
Infogroup, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	4/3/2023	4,887,500	4,856,683	4,756,515	5.7%
				4,887,500	4,856,683	4,756,515
Intermedia Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	7/21/2025	2,985,000	2,958,942	2,926,195	3.5%
				2,985,000	2,958,942	2,926,195
Isagenix International, LLC	Wholesale	Senior Secured First Lien Term Loan (LIBOR + 5.75%, 1.00% LIBOR Floor)(1)	6/16/2025	2,826,250	2,812,739	2,215,215	2.7%
				2,826,250	2,812,739	2,215,215
Jackson Hewitt Tax Services Inc.	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.25%, 1.00% LIBOR Floor)(1)	4/20/2023	5,887,500	5,887,500	5,848,642	7.0%
				5,887,500	5,887,500	5,848,642
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	5/1/2024	6,178,421	6,097,671	5,849,729	7.0%
				6,178,421	6,097,671	5,849,729
KNB Holdings Corporation	Consumer Goods: Durable	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	4/26/2024	4,903,412	4,835,666	4,784,259	5.8%
				4,903,412	4,835,666	4,784,259
LifeMiles Ltd.	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	8/18/2022	4,987,530	4,970,450	5,037,405	6.1%
				4,987,530	4,970,450	5,037,405
Loparex International B.V.	Containers, Packaging and Glass	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	4/11/2025	3,626,711	3,611,692	3,617,644	4.3%
				3,626,711	3,611,692	3,617,644
Manna Pro Products, LLC	Consumer Goods: Non-Durable	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	12/8/2023	3,037,083	3,037,083	2,887,355	3.5%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	12/8/2023	616,667	616,667	586,265	0.7%

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(3)
				3,653,750	3,653,750	3,473,620
Midcoast Energy, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	8/1/2025	4,341,478	4,306,894	4,341,478	5.2%
				4,341,478	4,306,894	4,341,478
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan (LIBOR + 6.25%, 1.00% LIBOR Floor)(1)	7/14/2022	2,453,064	2,449,488	2,431,477	2.9%
				2,453,064	2,449,488	2,431,477
NGS US Finco, LLC	Capital Equipment	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	10/1/2025	2,985,000	2,971,673	2,931,569	3.5%
				2,985,000	2,971,673	2,931,569
Northern Star Industries, Inc.	Capital Equipment	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	3/28/2025	4,196,875	4,179,570	3,994,166	4.8%
				4,196,875	4,179,570	3,994,166
Nuvei Technologies Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	9/29/2025	3,850,216	3,822,617	3,695,180	4.4%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 3.50%, 1.00% LIBOR Floor)(1)	9/29/2025	947,997	941,202	909,824	1.1%
				4,798,213	4,763,819	4,605,004
Offen, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	6/21/2026	3,672,566	3,635,841	3,588,053	4.3%
				3,672,566	3,635,841	3,588,053
Peraton Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	4/29/2024	3,415,152	3,403,323	3,278,204	3.9%
				3,415,152	3,403,323	3,278,204
PetroChoice Holdings, Inc.	Chemicals, Plastics and Rubber	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	8/19/2022	6,362,424	6,349,210	6,324,886	7.6%
				6,362,424	6,349,210	6,324,886
Phoenix Guarantor Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	3/5/2026	4,975,000	4,909,874	4,949,628	5.9%
				4,975,000	4,909,874	4,949,628
Port Townsend Holdings Company, Inc.	Forest Products & Paper	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	4/3/2024	3,049,523	3,025,122	3,012,624	3.6%
				3,049,523	3,025,122	3,012,624
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	11/30/2023	4,875,423	4,558,033	4,558,033	5.5%
		Class C Common Stock		1	—	—
				4,875,424	4,558,033	4,558,033
PVHC Holding Corp	Containers, Packaging and Glass	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	8/5/2024	1,977,331	1,968,840	1,940,229	2.3%
				1,977,331	1,968,840	1,940,229

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(3)
Quartz Holding Inc	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	4/2/2026	6,000,000	5,976,484	5,970,000	7.2%
				6,000,000	5,976,484	5,970,000
Recorded Books Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	8/29/2025	3,970,000	3,934,857	3,970,000	4.8%
				3,970,000	3,934,857	3,970,000
Rough Country, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 3.75%, 1.00% LIBOR Floor)(1)	5/25/2023	4,080,727	4,062,829	4,014,619	4.8%
				4,080,727	4,062,829	4,014,619
Safe Fleet Holdings LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 3.00%, 1.00% LIBOR Floor)(1)	2/3/2025	3,431,562	3,426,006	3,337,538	4.0%
		Senior Secured First Lien Delayed Draw Term Loan (LIBOR + 3.00%, 1.00% LIBOR Floor)(1)	2/3/2025	1,339,253	1,289,382	1,303,227	1.6%
				4,770,815	4,715,388	4,640,765
Salient CRGT Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.75%, 1.00% LIBOR Floor)(1)	2/28/2022	2,664,286	2,635,627	2,544,126	3.1%
				2,664,286	2,635,627	2,544,126
SCS Holdings I Inc.	Wholesale	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	10/31/2022	2,591,152	2,574,265	2,578,196	3.1%
				2,591,152	2,574,265	2,578,196
SFP Holding, Inc.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 6.25%, 1.00% LIBOR Floor)(1)	9/1/2022	4,832,875	4,785,922	4,784,546	5.8%
		Senior Secured First Lien Term Loan (LIBOR + 6.25%, 1.00% LIBOR Floor)(1)	9/1/2022	1,875,946	1,857,721	1,857,187	2.2%
				6,708,821	6,643,643	6,641,733
Shift4 Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	11/29/2024	9,850,000	9,811,793	9,850,000	11.8%
				9,850,000	9,811,793	9,850,000
Sierra Enterprises, LLC	Beverage & Food	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	11/11/2024	3,928,939	3,919,092	3,889,650	4.7%
				3,928,939	3,919,092	3,889,650
Simplified Logistics, LLC	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.50%, 1.00% LIBOR Floor)(1)	2/27/2022	3,491,250	3,491,250	3,491,250	4.2%
				3,491,250	3,491,250	3,491,250
SMB Shipping Logistics, LLC	Transportation: Cargo	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	2/5/2024	2,472,131	2,451,528	2,447,410	2.9%
				2,472,131	2,451,528	2,447,410
Starfish Holdco, LLC	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	8/16/2024	3,925,362	3,899,973	3,904,558	4.7%
				3,925,362	3,899,973	3,904,558

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(3)
Syniverse Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	3/9/2023	3,945,038	3,915,738	3,621,545	4.4%
				3,945,038	3,915,738	3,621,545
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	5/28/2021	4,359,998	4,359,998	4,324,682	5.2%
				4,359,998	4,359,998	4,324,682
ThoughtWorks, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	10/11/2024	6,691,842	6,675,424	6,681,135	8.0%
				6,691,842	6,675,424	6,681,135
Tortoise Borrower LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 3.50%, 1.00% LIBOR Floor)(1)	1/31/2025	2,444,062	2,434,280	2,414,734	2.9%
				2,444,062	2,434,280	2,414,734
United Road Services, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	9/2/2024	3,790,000	3,775,662	3,790,000	4.6%
				3,790,000	3,775,662	3,790,000
Wheels Up Partners LLC	Aerospace & Defense	Senior Secured First Lien Term Loan (LIBOR + 8.55%, 1.00% LIBOR Floor)(1)	10/15/2021	3,840,231	3,772,051	3,772,643	4.5%
				3,840,231	3,772,051	3,772,643
Wok Holdings Inc.	Retail	Senior Secured First Lien Term Loan (LIBOR + 6.50%, 1.00% LIBOR Floor)(1)	3/1/2026	6,633,375	6,578,153	6,394,574	7.7%
				6,633,375	6,578,153	6,394,574
Wrench Group LLC	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	4/30/2026	2,231,250	2,213,131	2,227,457	2.7%
				2,231,250	2,213,131	2,227,457
Xebec Global Holdings, LLC	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	2/12/2024	8,155,125	8,155,125	8,083,360	9.7%
				8,155,125	8,155,125	8,083,360
Z Medica, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	9/29/2022	2,603,375	2,603,375	2,531,522	3.0%
				2,603,375	2,603,375	2,531,522
Total Investments, June 30, 2019				$261,901,345	$260,034,328	$253,498,267	304.6%

____________

(1)      Represents the annual current interest rate as of June 30, 2019. All interest rates are payable in cash, unless otherwise noted.

(2)      Represents the fair value in accordance with ASC 820 as reported by MCC JV. The determination of such fair value is not included in the Company’s board of directors’ valuation process described elsewhere herein.

(3)      Percentage is based on MCC JV’s net assets of $83,225,804 as of June 30, 2019.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

MCC JV Loan Portfolio as of September 30, 2018

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
4Over International, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	6/7/2022	$11,115,786	$11,115,786	$11,115,786	12.4%
				11,115,786	11,115,786	11,115,786
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 3.75%, 1.00% LIBOR Floor)(1)	11/22/2023	2,942,775	2,936,535	2,942,775	3.3%
				2,942,775	2,936,535	2,942,775
Avantor, Inc.	Wholesale	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	11/21/2024	5,528,200	5,455,199	5,583,482	6.2%
				5,528,200	5,455,199	5,583,482
BW NHHC HOLDCO INC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.00%)(1)	5/15/2025	6,284,250	6,184,580	6,170,505	6.9%
				6,284,250	6,184,580	6,170,505
Cardenas Markets LLC	Retail	Senior Secured First Lien Term Loan (LIBOR + 5.75%, 1.00% LIBOR Floor)(1)	11/29/2023	5,403,750	5,363,877	5,402,669	6.0%
				5,403,750	5,363,877	5,402,669
CD&R TZ Purchaser, Inc.	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	7/21/2023	3,428,127	3,392,563	3,370,192	3.8%
				3,428,127	3,392,563	3,370,192
CHA Consulting, Inc.	Construction & Building	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	4/10/2025	2,867,813	2,854,412	2,853,473	3.2%
				2,867,813	2,854,412	2,853,473
Covenant Surgical Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 4.50%)(1)	10/4/2024	7,634,615	7,613,184	7,584,990	8.5%
		Delayed Draw Term Loan (LIBOR + 4.50%)(1)	10/4/2024	2,297,782	2,297,782	2,282,846	2.5%
				9,932,397	9,910,966	9,867,836
CP OPCO, LLC	Services: Consumer	Senior Secured First Lien Term Loan B (ABR + 5.50% PIK, 5.25% ABR Floor)(1)(3)	4/1/2019	242,807	213,451	41,301	0.0%
		Senior Secured First Lien Term Loan C (ABR + 8.50% PIK, 5.25% ABR Floor)(1)(3)	4/1/2019	1,826,953	717,016	—	0.0%
		Senior Secured First Lien Term Loan D (ABR + 7.00% PIK, 5.25% ABR Floor)(1)(3)	4/1/2019	1,038,290	—	—	0.0%
		Equity – 41 Common Units	4/1/2019	—	—	—	0.0%
				3,108,050	930,467	41,301
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	12/1/2021	4,175,053	4,080,739	4,064,414	4.5%
				4,175,053	4,080,739	4,064,414
Deliver Buyer, Inc.	Capital Equipment	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	5/1/2024	531,987	530,704	530,657	0.6%
				531,987	530,704	530,657

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
DigiCert, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	10/31/2024	1,488,750	1,482,238	1,488,750	1.7%
				1,488,750	1,482,238	1,488,750
Elite Comfort Solutions, Inc.	Chemicals, Plastics and Rubber	Senior Secured First Lien Term Loan (LIBOR + 6.50%, 1.00% LIBOR Floor)(1)	1/15/2021	5,507,602	5,507,602	5,507,602	6.1%
				5,507,602	5,507,602	5,507,602
GC EOS Buyer, Inc.	Automotive	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	8/1/2025	3,750,000	3,713,265	3,712,500	4.1%
				3,750,000	3,713,265	3,712,500
GK Holdings, Inc.	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	1/20/2021	2,938,931	2,930,787	2,656,795	3.0%
				2,938,931	2,930,787	2,656,795
Glass Mountain Pipeline Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	12/23/2024	4,950,125	4,933,531	4,950,125	5.5%
				4,950,125	4,933,531	4,950,125
Golden West Packaging Group LLC	Forest Products & Paper	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	6/20/2023	8,792,361	8,792,361	8,792,361	9.9%
				8,792,361	8,792,361	8,792,361
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	6/30/2022	1,820,455	1,802,712	1,694,479	1.9%
		Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	6/30/2022	12,358	12,238	11,503	0.0%
				1,832,813	1,814,950	1,705,982
Highline Aftermarket Acquisitions, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 3.50%, 1.00% LIBOR Floor)(1)	4/26/2025	4,107,353	4,094,567	4,114,746	4.6%
				4,107,353	4,094,567	4,114,746
The Imagine Group, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	6/21/2022	7,880,000	7,820,824	7,437,932	8.3%
				7,880,000	7,820,824	7,437,932
Infogroup, Inc.	Services: Business	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	4/3/2023	4,925,000	4,887,744	4,905,300	5.5%
				4,925,000	4,887,744	4,905,300
Intermedia Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	7/21/2025	3,000,000	2,970,580	2,970,000	3.3%
				3,000,000	2,970,580	2,970,000
Isagenix International, LLC	Consumer Goods: Durable	Senior Secured First Lien Term Loan (LIBOR + 5.75%, 1.00% LIBOR Floor)(1)	6/16/2025	2,937,813	2,922,007	2,894,920	3.2%
				2,937,813	2,922,007	2,894,920

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
Jackson Hewitt Tax Services Inc.	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 6.25%, 1.00% LIBOR Floor)(1)	5/31/2023	6,000,000	6,000,000	6,000,000	6.7%
				6,000,000	6,000,000	6,000,000
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	5/1/2024	6,225,584	6,131,648	6,194,456	6.9%
				6,225,584	6,131,648	6,194,456
KNB Holdings Corporation	Consumer Goods: Durable	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	4/26/2024	4,999,557	4,919,799	4,960,560	5.5%
				4,999,557	4,919,799	4,960,560
LifeMiles Ltd.	Services: Consumer	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	8/18/2022	5,423,077	5,400,078	5,450,192	6.1%
				5,423,077	5,400,078	5,450,192
Loparex International B.V.	Containers, Packaging and Glass	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	4/11/2025	6,650,000	6,615,014	6,716,500	7.5%
				6,650,000	6,615,014	6,716,500
Manna Pro Products, LLC	Consumer Goods: Non-Durable	Senior Secured First Lien Term Loan (LIBOR + 6.00%, 1.00% LIBOR Floor)(1)	12/8/2023	3,060,208	3,060,208	3,049,498	3.4%
		Delayed Draw Term Loan (LIBOR + 6.00%)(1)	12/8/2023	376,167	376,167	374,850	0.4%
				3,436,375	3,436,375	3,424,348
Midcoast Energy, LLC	Energy: Oil & gas	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	8/1/2025	4,000,000	3,960,877	4,005,200	4.5%
				4,000,000	3,960,877	4,005,200
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan (LIBOR + 6.25%, 1.00% LIBOR Floor)(1)	7/14/2022	4,557,382	4,549,251	4,557,382	5.1%
				4,557,382	4,549,251	4,557,382
Northern Star Industries, Inc.	Capital Equipment	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	3/28/2025	4,228,750	4,209,044	4,207,606	4.7%
				4,228,750	4,209,044	4,207,606
Peraton Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	4/29/2024	3,441,288	3,427,525	3,441,288	3.8%
				3,441,288	3,427,525	3,441,288
PetroChoice Holdings, Inc.	Chemicals, Plastics and Rubber	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	8/19/2022	4,911,410	4,911,410	4,911,410	5.5%
				4,911,410	4,911,410	4,911,410
Port Townsend Holdings Company, Inc.	Forest Products & Paper	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	4/3/2024	6,160,625	6,103,585	6,099,019	6.8%
				6,160,625	6,103,585	6,099,019
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	11/30/2021	4,875,423	4,875,423	4,807,655	5.4%
				4,875,423	4,875,423	4,807,655

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
PVHC Holding Corp	Containers, Packaging and Glass	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	8/3/2024	1,992,273	1,982,463	1,982,311	2.2%
				1,992,273	1,982,463	1,982,311
Recorded Books Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan (LIBOR + 4.50%)(1)	8/29/2025	4,000,000	3,960,299	3,960,299	4.4%
				4,000,000	3,960,299	3,960,299
Rough Country, LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 3.75%, 1.00% LIBOR Floor)(1)	5/25/2023	5,205,684	5,173,271	5,212,452	5.8%
				5,205,684	5,173,271	5,212,452
Safe Fleet Holdings LLC	Automotive	Senior Secured First Lien Term Loan (LIBOR + 3.00%, 1.00% LIBOR Floor)(1)	2/3/2025	3,457,625	3,449,777	3,457,625	3.9%
				3,457,625	3,449,777	3,457,625
Salient CRGT Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.75%, 1.00% LIBOR Floor)(1)	2/28/2022	2,720,536	2,683,070	2,720,808	3.0%
				2,720,536	2,683,070	2,720,808

SCS Holdings I Inc.	Wholesale	Senior Secured First Lien Term Loan (LIBOR + 4.25%, 1.00% LIBOR Floor)(1)	10/30/2022	3,904,564	3,873,416	3,904,564	4.4%
				3,904,564	3,873,416	3,904,564
Shift4 Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	11/29/2024	9,925,000	9,881,191	9,925,000	11.1%
				9,925,000	9,881,191	9,925,000
Sierra Enterprises, LLC	Beverage & Food	Senior Secured First Lien Term Loan (LIBOR + 3.75%, 1.00% LIBOR Floor)(1)	11/11/2024	5,211,928	5,196,997	5,191,602	5.8%
				5,211,928	5,196,997	5,191,602
SMB Shipping Logistics, LLC	Transportation: Cargo	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	2/5/2024	2,493,671	2,469,513	2,468,735	2.8%
				2,493,671	2,469,513	2,468,735
Starfish Holdco, LLC	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	8/16/2024	3,955,025	3,921,489	3,955,025	4.4%
				3,955,025	3,921,489	3,955,025
Syniverse Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.00%, 1.00% LIBOR Floor)(1)	3/9/2023	4,975,000	4,930,568	4,975,000	5.6%
				4,975,000	4,930,568	4,975,000
The KEYW Corporation	Aerospace and Defense	Senior Secured First Lien Term Loan (LIBOR + 4.50%, 1.00% LIBOR Floor)(1)	5/8/2024	3,337,209	3,321,534	3,305,172	3.7%
				3,337,209	3,321,534	3,305,172
The Octave Music Group, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loan (LIBOR + 4.75%, 1.00% LIBOR Floor)(1)	5/28/2021	4,923,664	4,923,664	4,923,664	5.5%
				4,923,664	4,923,664	4,923,664

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(2)	% of Net Assets(4)
ThoughtWorks, Inc.	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	10/11/2024	4,987,500	4,974,219	5,001,965	5.6%
				4,987,500	4,974,219	5,001,965
Tortoise Borrower LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan (LIBOR + 4.00%, 1.00% LIBOR Floor)(1)	1/31/2025	2,462,625	2,451,451	2,462,625	2.7%
				2,462,625	2,451,451	2,462,625
United Road Services, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan (LIBOR + 5.25%, 1.00% LIBOR Floor)(1)	9/1/2024	3,880,000	3,863,202	3,880,000	4.3%
				3,880,000	3,863,202	3,880,000
Vertex Aerospace Services Corp.	Aerospace and Defense	Senior Secured First Lien Term Loan (LIBOR + 4.75%)(1)	6/29/2025	1,496,250	1,488,975	1,511,213	1.7%
				1,496,250	1,488,975	1,511,213
Wheels Up Partners LLC	Aerospace and Defense	Senior Secured First Lien Term Loan (LIBOR + 8.55%, 1.00% LIBOR Floor)(1)	10/15/2021	4,437,529	4,333,078	4,380,729	4.9%
				4,437,529	4,333,078	4,380,729
Xebec Global Holdings, LLC	High Tech Industries	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	2/12/2024	8,217,063	8,217,063	8,217,063	9.2%
				8,217,063	8,217,063	8,217,063
Z Medica, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan (LIBOR + 5.50%, 1.00% LIBOR Floor)(1)	9/29/2022	2,625,500	2,625,500	2,622,349	2.9%
				2,625,500	2,625,500	2,622,349
Total Investments, September 30, 2018				$256,547,053	$252,887,053	$251,913,920	281.2%

____________

(1)      Represents the annual current interest rate as of September 30, 2018. All interest rates are payable in cash, unless otherwise noted.

(2)      Represents the fair value in accordance with ASC 820 as reported by MCC JV. The determination of such fair value is not included in the Company’s board of directors’ valuation process described elsewhere herein.

(3)      This investment was on non-accrual status as of September 30, 2018.

(4)      Percentage is based on MCC JV’s net assets of $89,580,037 as of September 30, 2018.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

Below is certain summarized financial Information for MCC JV as of June 30, 2019 and September 30, 2018, and for the three months ended June 30, 2019 and 2018:

	June 30, 2019	September 30, 2018
	(unaudited)
Selected Consolidated Statement of Assets and Liabilities Information:
Investments in loans at fair value (cost: of $260,034,328 and $252,887,053, respectively)	$253,498,267	$251,913,920
Cash	10,946,130	14,035,722
Other assets	1,104,707	2,614,208
Total assets	$265,549,104	$268,563,850

Line of credit (net of debt issuance costs of $1,707,345 and $1,408,462, respectively)	$177,572,675	$177,871,538
Other liabilities	3,984,534	379,030
Interest payable	766,091	733,245
Total liabilities	182,323,300	178,983,813
Members’ capital	83,225,804	89,580,037
Total liabilities and members’ capital	$265,549,104	$268,563,850
	For the three months ended June 30		For the nine months ended June 30
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Selected Consolidated Statement of Operations Information:
Total revenues	$5,093,570	$4,562,308	$15,213,994	$12,161,439
Total expenses	(2,789,653)	(2,415,306)	(8,221,213)	(6,415,916)
Net unrealized appreciation/(depreciation)	(2,838,654)	(1,473,641)	(5,562,929)	(1,427,303)
Net realized gain/(loss)	(141,971)	248,853	(884,084)	861,361
Net income/(loss)	$(676,708)	$922,214	$545,768	$5,179,581

Unconsolidated Significant Subsidiaries

In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, the Company must determine which of its unconsolidated Control Investments, if any, are considered “significant subsidiaries.” In evaluating these investments, there are three tests utilized to determine if any Controlled Investments are considered significant subsidiaries: the investment test, the asset test and the income test. Rule 3-09 of Regulation S-X requires the Company to include separate audited financial statements of any unconsolidated majority-owned subsidiary (Control Investments in which the Company owns greater than 50% of the voting securities) in the Company’s annual report on Form 10-K if any of the three tests exceed 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information of Control Investments in the Company’s annual report on Form 10-K if any of the three tests exceeds 10%, and summarized financial information in the Company’s quarterly report on Form 10-Q if any of the three tests exceeds 20% pursuant to Rule 10-01(b)(1) of Regulation S-X.

As of June 30, 2019, excluding MCC JV, the Company had no single Control Investment which would be deemed to be a significant subsidiary pursuant to Rule 10-01(b)(1) of Regulation S-X.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 3. Investments (cont.)

The Company also determined that the assets of MCC JV represented greater than 20% of its total assets and also generated more than 20% of the Company’s total income primarily due to dividend income. Accordingly, the related summary financial information is presented in the “MCC Senior Loan Strategy JV I LLC” heading above.

Note 4. Fair Value Measurements

The Company follows ASC 820 for measuring the fair value of portfolio investments. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Financial investments recorded at fair value in the consolidated financial statements are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the investment as of the measurement date. Investments which are valued using NAV as a practical expedient are excluded from this hierarchy, and certain prior period amounts have been reclassified to conform to the current period presentation. The three levels are defined below:

•        Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities at the measurement date.

•        Level 2 — Valuations based on inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable at the measurement date. This category includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in non-active markets including actionable bids from third parties for privately held assets or liabilities, and observable inputs other than quoted prices such as yield curves and forward currency rates that are entered directly into valuation models to determine the value of derivatives or other assets or liabilities.

•        Level 3 — Valuations based on inputs that are unobservable and where there is little, if any, market activity at the measurement date. The inputs for the determination of fair value may require significant management judgment or estimation and are based upon management’s assessment of the assumptions that market participants would use in pricing the assets or liabilities. These investments include debt and equity investments in private companies or assets valued using the Market or Income Approach and may involve pricing models whose inputs require significant judgment or estimation because of the absence of any meaningful current market data for identical or similar investments. The inputs in these valuations may include, but are not limited to, capitalization and discount rates, beta and EBITDA multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence.

In addition to using the above inputs in investment valuations, the Company continues to employ the valuation policy approved by the board of directors that is consistent with ASC 820 (see Note 2). Consistent with our valuation policy, we evaluate the source of inputs, including any markets in which our investments are trading, in determining fair value.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 4. Fair Value Measurements (cont.)

The following table presents the fair value measurements of our investments, by major class according to the fair value hierarchy, as of June 30, 2019 (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Senior Secured First Lien Term Loans	$—	$—	$228,938	$228,938
Senior Secured Second Lien Term Loans	—	—	35,448	35,448
Senior Secured First Lien Notes	—	—	19,484	19,484
Unsecured Debt	—	—	2,657	2,657
Equity/Warrants	17,986	—	95,685	113,671
Total	$17,986	$—	$382,212	$400,198
Investments measured at net asset value(1)				75,581
Total Investments, at fair value				$475,779

The following table presents the fair value measurements of our investments, by major class according to the fair value hierarchy, as of September 30, 2018 (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Senior Secured First Lien Term Loans	$—	$—	$395,015	$395,015
Senior Secured Second Lien Term Loans	—	—	48,890	48,890
Senior Secured First Lien Notes	—	—	19,268	19,268
Unsecured Debt	—	—	3,381	3,381
Equity/Warrants	—	50	107,955	108,005
Total	$—	$50	$574,509	$574,559
Investments measured at net asset value(1)				80,871
Total Investments, at fair value				$655,430

____________

(1)      Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amount presented in the Consolidated Statements of Assets and Liabilities.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the nine months ended June 30, 2019 (dollars in thousands):

	Senior Secured First Lien Term Loans	Senior Secured Second Lien Term Loans	Senior Secured First Lien Notes	Unsecured Debt	Equities/ Warrants	Total
Balance as of September 30, 2018	$395,015	$48,890	$19,268	$3,381	$107,955	$574,509
Purchases and other adjustments to cost	2,353	1,315	—	(648)	(11,661)	(8,641)
Originations	56,549	1,500	—	—	387	58,436
Sales	(136,840)	(11,828)	—	—	—	(148,668)
Settlements	(32,681)	(2,151)	—	(17)	(11,396)	(46,245)
Net realized gains/(losses) from investments	(62,062)	114	—	(22,787)	7,733	(77,002)
Net transfers in and/or out of Level 3	—	—	—	—	—	—
Net unrealized gains/(losses)	6,604	(2,392)	216	22,728	2,667	29,823
Balance as of June 30, 2019	$228,938	$35,448	$19,484	$2,657	$95,685	$382,212

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 4. Fair Value Measurements (cont.)

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the nine months ended June 30, 2018 (dollars in thousands):

	Senior Secured First Lien Term Loans	Senior Secured Second Lien Term Loans	Senior Secured First Lien Notes	Unsecured Debt	Equities/ Warrants	Total
Balance as of September 30, 2017	$537,163	$135,826	$20,478	$—	$80,260	$773,727
Purchases and other adjustments to cost	(7,003)	10,709	6	—	4,362	8,074
Originations	95,944	401	—	1,007	20,784	118,136
Sales	(25,960)	(17,714)	(7,013)	—	—	(50,687)
Settlements	(131,848)	(69,819)	—	—	—	(201,667)
Net realized gains/(losses) from investments	(20,895)	(37,806)	239	—	—	(58,462)
Net transfers in and/or out of Level 3	—	—	7,067	—	59	7,126
Net unrealized gains/(losses)	(63,115)	25,837	(623)	—	(1,709)	(39,610)
Balance as of June 30, 2018	$384,286	$47,434	$20,154	$1,007	$103,756	$556,637

Net change in unrealized loss included in earnings related to investments still held as of June 30, 2019 and 2018 was approximately $40.6 million and $70.0 million, respectively.

Purchases and other adjustments to cost include purchases of new investments at cost, effects of refinancing/restructuring, accretion/amortization of income from discount/premium on debt securities, and PIK.

Sales represent net proceeds received from investments sold.

Settlements represent principal paydowns received.

A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur. During the nine months ended June 30, 2019, none of our investments transferred in or out of Level 3. During the nine months ended June 30, 2018, one of our senior secured first lien notes with a fair value of $7.1 million, and one of our warrant positions with a fair value of $0 transferred from Level 2 to Level 3 because of the decrease in availability of the transaction data or the inputs to the valuation. During the nine months ended June 30, 2018, one of our equity positions with a fair value of $0 transferred from Level 1 to Level 3 because of the decrease in availability of the transaction data or the inputs to the valuation.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 4. Fair Value Measurements (cont.)

The following table presents the quantitative information about Level 3 fair value measurements of our investments, as of June 30, 2019 (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Senior Secured First Lien Term Loans	$155,554	Income Approach (DCF)	Market Yield	6.51% – 17.19% (10.67%)
Senior Secured First Lien Term Loans	63,221	Market Approach (Guideline Comparable)/Income Approach (DCF)/ Enterprise Value Analysis	Revenue Multiple(1) EBITDA Multiple(1) Discount Rate Expected Proceeds	0.25x – 1.35x (1.25x) 3.50x – 7.50x (6.06x) 10.00% – 18.70% (16.82%) $9.0M – $9.0M ($9.0M)
Senior Secured First Lien Term Loans	10,163	Recent Arms-Length Transaction	Recent Arms-Length Transaction	N/A
Senior Secured First Lien Notes	19,484	Income Approach (DCF)	Market Yield	11.58%
Senior Secured Second Lien Term Loans	17,163	Income Approach (DCF)	Market Yield	9.88% – 20.56% (15.12%)
Senior Secured Second Lien Term Loans	18,285	Market Approach (Guideline Comparable)/Income Approach (DCF)	EBITDA Multiple(1) Discount Rate	4.50x – 6.00x (5.97x) 16.40% – 16.40% (16.40%)
Unsecured Debt	850	Income Approach (DCF)	Market Yield	7.52%
Unsecured Debt	1,807	Market Approach (Guideline Comparable)	EBITDA Multiple(1)	4.00x – 7.00x (6.53x)
Equity	94,722	Market Approach (Guideline Comparable)/Income Approach (DCF)/Enterprise Value Analysis	Revenue Multiple(1) EBITDA Multiple(1) Discount Rate Expected Proceeds	0.88x – 1.35x (1.35x) 3.50x - 9.50x (8.54x) 10.00% – 21.50% (14.81%) $47.5M – $47.5M ($47.5M)
Equity	963	Recent Arms-Length Transaction	Recent Arms-Length Transaction	N/A
Total	$382,212

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 4. Fair Value Measurements (cont.)

The following table has been modified to conform to the current year presentation, and presents the quantitative information about Level 3 fair value measurements of our investments, as of September 30, 2018 (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Senior Secured First Lien Term Loans	$175,233	Income Approach (DCF)	Market Yield	7.18% – 16.87% (10.80%)
Senior Secured First Lien Term Loans	113,178	Market Approach (Guideline Comparable)/Market Approach (Comparable Transactions)/Income Approach (DCF)/ Enterprise Value Analysis	Revenue Multiple(1) EBITDA Multiple(1) Discount Rate Expected Proceeds	0.75x – 1.35x (0.87x) 3.50x – 7.00x (5.93x) 10.00% – 18.00% (16.77%) $0.0M – $127.5M ($76.8M)
Senior Secured First Lien Term Loans	106,604	Recent Arms-Length Transaction	Recent Arms Length Transaction	N/A
Senior Secured First Lien Notes	19,268	Income Approach (DCF)	Market Yield	14.17%
Senior Secured Second Lien Term Loans	33,376	Income Approach (DCF)	Market Yield	8.99% – 14.17% (11.29%)
Senior Secured Second Lien Term Loans	15,113	Market Approach (Guideline Comparable)/Income Approach (DCF)	Revenue Multiple(1) EBITDA Multiple(1) Discount Rate	0.60x – 0.80x (0.70x) 6.75x – 7.75x (7.25x) 15.50% – 17.50% (16.50%)
Senior Secured Second Lien Term Loans	401	Recent Arms-Length Transaction	Recent Arms Length Transaction	N/A
Unsecured Debt	—	Enterprise Value Analysis	Expected Proceeds	$0.0M – $0.0M ($0.0M)
Unsecured Debt	3,381	Recent Arms-Length Transaction	Recent Arms Length Transaction	N/A
Equity	6,678	Income Approach (DCF)	Market Yield	8.75%
Equity	97,107	Market Approach (Guideline Comparable)/Market Approach (Comparable Transactions)/Income Approach (DCF)/Enterprise Value Analysis	Revenue Multiple(1) EBITDA Multiple(1) Discount Rate Expected Proceeds	0.70x – 1.35x (0.69x) 4.50x – 13.00x (9.60x) 10.00% – 21.50% (14.79%) $0.0M – $5.7M ($0.0M)
Equity	4,170	Recent Arms-Length Transaction	Recent Arms Length Transaction	N/A
Total	$574,509

____________

(1)      Represents inputs used when the Company has determined that market participants would use such multiples when measuring the fair value of these investments.

Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

In September 2017, the Company entered into an agreement with Global Accessories Group, LLC (“Global Accessories”), in which the Company exchanged its full position in Lydell Jewelry Design Studio, LLC for a 3.8% membership interest in Global Accessories, which is included in the Consolidated Schedule of Investments. As part of the agreement, the Company is entitled to contingent consideration in the form of cash payments (“Earnout”), as well as up to an additional 5% membership interest (“AMI”), provided Global Accessories achieves certain financial benchmarks over specified time frames. The Earnout and AMI were initially recorded an aggregate fair value of $2.4 million on the transaction date using the Income Approach and were included on the Consolidated Statements of Assets and Liabilities in other assets. The contingent consideration will be remeasured to fair value at each reporting date until the contingency is resolved. Any changes in fair value will be recognized in earnings. As of June 30, 2019, there was no change in fair value of the contingent consideration.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 5. Borrowings

As a BDC, we are generally only allowed to employ leverage to the extent that our asset coverage, as defined in the 1940 Act, equals at least 200% after giving effect to such leverage. The amount of leverage that we employ at any time depends on our assessment of the market and other factors at the time of any proposed borrowing.

However, in March 2018, the Small Business Credit Availability Act modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from 200% to 150%, if certain requirements under the 1940 Act are met. Under the 1940 Act, we are allowed to increase our leverage capacity if stockholders representing at least a majority of the votes cast, when a quorum is present, approve a proposal to do so. If we receive stockholder approval, we would be allowed to increase our leverage capacity on the first day after such approval. Alternatively, the 1940 Act allows the majority of our independent directors to approve an increase in our leverage capacity, and such approval would become effective after the one-year anniversary of such approval. In either case, we would be required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage.

As of June 30, 2019, the Company’s asset coverage was 191% after giving effect to leverage and therefore the Company’s asset coverage is below 200%, the minimum asset coverage requirement under the 1940 Act. As a result, the Company is prohibited from making distributions to stockholders and may not employ further leverage until the Company’s asset coverage is at least 200% after giving effect to such leverage.

The Company’s outstanding debt excluding debt issuance costs as of June 30, 2019 and September 30, 2018 was as follows (dollars in thousands):

	June 30, 2019				September 30, 2018
	Aggregate Principal Amount Available	Principal Amount Outstanding	Carrying Value	Fair Value	Aggregate Principal Amount Available	Principal Amount Outstanding	Carrying Value	Fair Value
2021 Notes	$74,013	$74,013	$74,013	$69,809	$74,013	$74,013	$74,013	$74,960
2023 Notes	77,847	77,847	77,847	69,284	89,847	89,847	89,847	89,128
2024 Notes	120,156	120,156	120,156	94,914	121,276	121,276	121,276	112,993
SBA Debentures	—	—	—	—	135,000	135,000	135,000	135,000
Total	$272,016	$272,016	$272,016	$234,007	$420,136	$420,136	$420,136	$412,081

Credit Facilities

Term Loan Facility

The Company had a Senior Secured Term Loan Credit Agreement, as amended (the ‘‘Term Loan Facility’’), that was scheduled to mature on July 28, 2020.

On September 1, 2017, the Company reduced the Term Loan Facility commitment to $102.0 million from $174.0 million. The reduction was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.6 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

On January 31, 2018, the Company voluntarily prepaid the remaining $102.0 million outstanding on the Term Loan Facility in accordance with its terms. The payment was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.9 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 5. Borrowings (cont.)

Revolving Credit Facility

The Company had a Senior Secured Revolving Credit Agreement, as amended (the ‘‘Revolving Credit Facility’’ and collectively with the Term Loan Facility, the ‘‘Facilities’’), with ING Capital LLC, as Administrative Agent, in order to borrow funds to make additional investments.

The pricing on the Revolving Credit Facility was LIBOR (with no minimum) plus 2.75% and had a revolving period that was to end July 28, 2019, followed by a one year amortization period and a final maturity on July 28, 2020.

On February 14, 2017, the Company elected to reduce the total commitment of the Revolving Credit Facility to $200.0 million from $343.5 million. The reduction was accounted for as a debt modification to a line-of credit or revolving-debt arrangement in accordance with ASC 470-50, Modifications and Extinguishments, which attributed to an acceleration of debt issuance costs in the amount of $1.3 million and recorded on the Consolidated Statements of Operations as a component of interest and financing expenses.

On February 12, 2018, the Company elected to reduce the total commitment of the Revolving Credit Facility to $150.0 million from $200.0 million. The reduction was accounted for as a debt modification to a line-of credit or revolving-debt arrangement in accordance with ASC 470-50, Modifications and Extinguishments, which attributed to an acceleration of debt issuance costs in the amount of $0.4 million and recorded on the Consolidated Statements of Operations as a component of interest and financing expenses.

On September 28, 2018, the Company voluntarily satisfied and terminated the commitments under the Revolving Credit Facility in accordance with its terms. The termination was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $1.0 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

The following table shows the components of interest expense, commitment fees related to the Facilities, amortized debt issuance costs, weighted average stated interest rate and weighted average outstanding debt balance for the Facilities for the three and nine months ended June 30, 2019 and 2018 (dollars in thousands):

	For the three months ended June 30		For the nine months ended June 30
	2019	2018	2019	2018
Revolving Facility interest	$—	$14	$—	$729
Revolving Facility commitment fee	—	376	—	1,150
Term Facility interest	—	—	—	1,505
Amortization of debt issuance costs	—	138	—	952
Agency and other fees	—	19	—	57
Total	$—	$547	$—	$4,393
Weighted average stated interest rate	—%	4.8%	—%	4.4%
Weighted average outstanding balance	$—	$1,220	$—	$68,048

Unsecured Notes

2021 Notes

On December 17, 2015, the Company issued $70.8 million in aggregate principal amount of 6.50% unsecured notes that mature on January 30, 2021 (the “2021 Notes”). On January 14, 2016, the Company closed an additional $3.25 million in aggregate principal amount of the 2021 Notes, pursuant to the partial exercise of the underwriters’ option to purchase additional notes. The 2021 Notes may be redeemed in whole or in part at any time or from time to

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 5. Borrowings (cont.)

time at the Company’s option on or after January 30, 2019. The 2021 Notes bear interest at a rate of 6.50% per year, payable quarterly on January 30, April 30, July 30 and October 30 of each year, beginning January 30, 2016. The 2021 Notes are listed on the NYSE and trade thereon under the trading symbol “MCX”.

2023 Notes

On March 18, 2013, the Company issued $60.0 million in aggregate principal amount of 6.125% unsecured notes that mature on March 30, 2023 (the “2023 Notes”). On March 26, 2013, the Company closed an additional $3.5 million in aggregate principal amount of the 2023 Notes, pursuant to the partial exercise of the underwriters’ option to purchase additional notes. As of March 30, 2016, the 2023 Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option. The 2023 Notes bear interest at a rate of 6.125% per year, payable quarterly on March 30, June 30, September 30 and December 30 of each year, beginning June 30, 2013. The 2023 Notes are listed on the NYSE and trade thereon under the trading symbol “MCV”.

On December 12, 2016, the Company entered into an “At-The-Market” (“ATM”) debt distribution agreement with FBR Capital Markets & Co., through which the Company could offer for sale, from time to time, up to $40.0 million in aggregate principal amount of the 2023 Notes. The Company sold 1,573,872 of the 2023 Notes at an average price of $25.03 per note, and raised $38.6 million in net proceeds, through the ATM debt distribution agreement.

On March 10, 2018, the Company redeemed $13.0 million in aggregate principal amount of the 2023 Notes. The redemption was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.3 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

On December 31, 2018, the Company redeemed $12.0 million in aggregate principal amount of the 2023 Notes. The redemption was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.2 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

2024 Notes

On January 26, 2018, the Company priced a debt offering in Israel of $121.3 million Series A Notes (the “2024 Notes,” and together with the 2021 Notes and the 2023 Notes, the “Unsecured Notes”). The 2024 Notes will mature on February 27, 2024 and the principal will be payable in four annual installments, of which 25% will be payable on each February 27 for the years 2021 through 2024. The 2024 Notes are listed on the TASE and denominated in New Israeli Shekels, but linked to the US Dollar at a fixed exchange rate which mitigates any currency exposure to the Company. The 2024 Notes have not been and will not be registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration under the Securities Act or in transactions exempt from, or not subject to, such registration requirements. In connection with this offering, we have dual listed our common stock on the TASE. As of March 27, 2018, the 2024 Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option. The 2024 Notes bear interest at a rate of 6.80% per year, payable semi-annually on February 27 and August 27 of each year, beginning August 27, 2018.

The deed of trust governing the 2024 Notes (the “Deed”) includes certain customary covenants, including minimum net assets of $275 million and a maximum debt to total assets ratio of 70%. The date for determining compliance with these financial covenants is the date that the Company publishes its financial statements (i.e., in a quarterly report on Form 10-Q or an annual report on Form 10-K) with the SEC. If the Company does not satisfy these financial covenants for two consecutive quarters, it is an event of default under the Deed. If this event of default is expected to occur, the Company has the right to request the trustee for the 2024 Notes (the “Trustee”) to appoint an emergency committee of the three largest noteholders for the purpose of obtaining a one-quarter extension of time to

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 5. Borrowings (cont.)

satisfy the financial covenants. If the Company does not make this request and the breach occurs, or if the emergency committee does not grant the extension, then the Trustee is required to convene a meeting of the noteholders as described below.

In addition to not complying with the financial covenants as described above, the events of default include: (i) a change of control of the Company (defined in the Deed as MCC Advisors’ ceasing to provide investment management or advisory services to the Company); (ii) the Company not publishing a tender offer for the purchase of all of the 2024 Notes within 45 days; (iii) the Company not paying any amount due and payable to the holders of the 2024 Notes within seven business days after the payment due date; (iv) certain insolvency and receivership events with respect to the Company or with respect to all or substantially all of its assets, and (v) the 2024 Notes being delisted from the TASE or the TASE’s suspension of trading of the 2024 Notes for more than 60 days.

If an event of default occurs under the Deed, there is no automatic acceleration or mandatory redemption of the 2024 Notes. Rather, the Trustee is required to convene a meeting of the noteholders for a vote on whether to accelerate the 2024 Notes. Noteholders holding at least 50% of the principal amount of the 2024 Notes must be present at the meeting for a quorum to exist, and if a quorum exists, then the vote of a majority of the noteholders present at the meeting controls.

To avoid any potential event of default under the Deed, the Company engaged in direct negotiations with the Trustee for the purpose of revising certain provisions therein, as described more fully below. The Company executed and delivered the Amendment to the Trustee on July 16, 2019. At a meeting held on July 16, 2019, the holders of the 2024 Notes approved an amendment to the Deed (the “Amendment”), with 100% of the participating holders voting in favor. Under Israeli law, however, certain procedural steps must be completed before the Trustee can countersign the Amendment on behalf of the holders of the 2024 Notes and make the Amendment binding upon both parties. In that regard, before the Trustee is authorized to execute the Amendment on behalf of the holders of the 2024 Notes: (i) the TASE must approve the Amendment; (ii) the Company must issue a public notice of the Amendment with the Israeli Security Authority and on the TASE; and (iii) the Trustee, in coordination with the TASE, must set an effective date for the Amendment that must be at least 17 days following such notice. On July 24, 2019, the Company received the requisite approval from the TASE and issued the required notice, which set an effective date for the Amendment of August 12, 2019. As a result, the Amendment is expected to be effective and binding on the Company and the Trustee on August 12, 2019.

The Amendment would amend the Deed by, among other things: (a) modifying Section 2.2 of the Deed to provide for full repayment of the 2024 Notes in eight (8) equal installments, each at the rate of twelve and one-half percent (12.5%) of the principal amount of the 2024 Notes, beginning on the Effective Date (as defined in the Amendment) and ending on January 31, 2021; (b) changing the interest payment dates for the 2024 Notes from semi-annual to quarterly except for the initial interest payment, which shall be paid on the Effective Date, and the final interest payment, which shall be paid on January 31, 2021; (c) decreasing the annual interest rate on the 2024 Notes by 0.25% per annum on the Effective Date and further decreasing the annual interest rate on the 2024 Notes by 0.50% per annum if the Mergers close, which further decrease will be effective upon the closing of the Mergers; (d) decreasing the minimum total net asset covenant in Section 6.1.1 of the Deed from $275 million to $215 million; (e) adjusting the acceleration event in Section 10.1.25 of the Deed that occurs if the credit rating on the 2024 Notes drops below (i) il/B of Maalot during the period before November 30, 2019, (ii) il/BB- of Maalot during the period between December 1, 2019 and April 1, 2020, and (c) il/BBB- of Maalot during the period on or after April 1, 2020; (f) waiving the make-whole and market value payment requirements of Section 9.1.7 of the Deed for all early redemption payments on the 2024 Notes within eighteen (18) months following the Effective Date; (g) requiring each of Medley Small Business Fund and Medley SLF Funding I LLC, a wholly owned subsidiary of the Company (“Medley SLF”), to guarantee all of the Company’s obligations under the Deed (including the Amendment) and the 2024 Notes and to grant security interests on all of their assets (the “Collateral”) to secure such guaranties and providing for the termination of the Medley SLF guaranty and release of the security interests in Medley SLF’s assets upon the closing of the Mergers, subject to certain limitations; (h) requiring that the Company use principal collections from the Collateral to make early redemption payments on

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 5. Borrowings (cont.)

the 2024 Notes, which payments will be applied in inverse order of the maturity of the required principal installment payments on the 2024 Notes; (i) granting a waiver by the Trustee and the holders of the 2024 Notes of any right to accelerate the full balance of the amount due to the holders of the 2024 Notes based on any claims, allegations, actions, and/or rights that were raised, and/or resulting or deriving from the claims or allegations as set forth in Section 19.1 of the Amendment; (j) granting a waiver by the Trustee and the holders of the 2024 Notes of certain claims, demands, rights, and/or actions against and/or relating to the Company, its subsidiaries and/or affiliates and their respective employees (including their respective directors, officers, members of the Company’s board of directors, employees, stockholders, stakeholders and advisors); and (k) adding other definitions, representations and covenants to the Deed and making related conforming changes to the Deed. No prepayment penalties will be due or payable in connection with the Company’s entry into the Amendment.

As of June 30, 2019, we have net assets of $248.1 million and therefore we are not in compliance with the minimum net assets covenant of $275 million under the Deed. While there are no immediate consequences to breaching this financial covenant for a single period, if the Company reports net assets of less than $275 million for two consecutive quarters and does not obtain a one-quarter extension of time as described above, the holders of the 2024 Notes can require the Trustee to accelerate the 2024 Notes. In that regard, if the Company’s net assets remain below $275 million as of September 30, 2019 and the Company does not obtain an extension of time for compliance as described above or an adequate waiver or amendment, then an event of default on the 2024 Notes will occur on the date that the Company publishes its annual report on Form 10-K for the fiscal year ending September 30, 2019, which would be no later than December 16, 2019.

However, as described above, at such time that the Amendment becomes effective (which is expected to be August 12, 2019), the Amendment would decrease the minimum total net asset covenant in the Deed from $275 million to $215 million. As a result, the Company would be in compliance with the minimum net assets covenant under the Amendment, and the Company would no longer be reasonably likely to be in default of any covenants related to the 2024 Notes. The Amendment will not, however, be a binding agreement on the Company and the Trustee unless and until the Trustee executes the Amendment, which is expected to occur on August 12, 2019. Upon such time that the Amendment becomes effective, the 2024 Notes will become a secured obligation of the Company rather than an unsecured obligation.

The foregoing description of the terms of 2024 Notes and the Deed does not purport to be complete and is qualified in its entirety by reference to the full text of the Deed incorporated by reference as an exhibit to this quarterly report on Form 10-Q. The foregoing descriptions of the Amendment and other agreements and instruments described therein are not complete and are qualified in their entirety by reference to the full text of the Amendment that will be filed by the Company as an exhibit to a current report on Form 8-K upon effectiveness.

On June 5, 2018, the Company announced that on June 1, 2018, its board of directors authorized the Company to repurchase and retire up to $20 million of the Company’s outstanding 2024 Notes on the TASE. Execution of the repurchase plan is subject to an open trading window for the Company and continued liquidity at that time and is expected to continue until the full authorized amount is purchased or market conditions change. The repurchase of the 2024 Notes is not expected to result in any material tax consequences to the Company or its note holders.

During the quarter ended December 31, 2018, the Company exchanged $1.0 million United States Dollars to New Israeli Shekels at a rate of 3.73 USD/NIS in order to repurchase the 2024 Notes on the TASE. As the 2024 Notes were trading below par at the time of the repurchase, and the USD/NIS (foreign currency) spot rate was higher than the fixed exchange rate agreed upon in the deed of trust, the Company was able to repurchase and retire 3,812,000 units, which resulted in $1,119,201 aggregate principal amount of the 2024 Notes being retired. The redemption was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized gain of $0.1 million and was recorded on the Consolidated Statements of Operations as a gain on extinguishment of debt.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 5. Borrowings (cont.)

The fair values of our debt obligations are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Unsecured Notes, which are publicly traded, is based upon closing market quotes as of the measurement date. As of June 30, 2019 and September 30, 2018, the Unsecured Notes would be deemed to be Level 1 in the fair value hierarchy, as defined in Note 4.

In accordance with ASU 2015-03, the debt issuance costs related to the Unsecured Notes are reported on the Consolidated Statements of Assets and Liabilities as a direct deduction from the face amount of the Unsecured Notes. As of June 30, 2019 and September 30, 2018, debt issuance costs related to the Unsecured Notes were as follows (dollars in thousands):

	June 30, 2019				September 30, 2018
	2021 Notes	2023 Notes	2024 Notes	Total	2021 Notes	2023 Notes	2024 Notes	Total
Total Debt Issuance Costs	$3,226	$3,102	$6,287	$12,615	$3,226	$3,102	$6,287	$12,615
Amortized Debt Issuance Costs	2,227	2,057	2,024	6,308	1,756	1,656	965	4,377
Unamortized Debt Issuance Costs	$999	$1,045	$4,263	$6,307	$1,470	$1,446	$5,322	$8,238

For the three and nine months ended June 30, 2019 and 2018, the components of interest expense, amortized debt issuance costs, weighted average stated interest rate and weighted average outstanding debt balance for the Unsecured Notes were as follows (dollars in thousands):

	For the three months ended June 30		For the nine months ended June 30
	2019	2018	2019	2018
2021 Notes interest	$1,203	$1,203	$3,608	$3,608
2023 Notes interest	1,192	1,376	3,762	4,481
2023 Notes premium	(1)	(1)	(2)	(2)
2024 Notes interest	1,771	1,551	4,937	2,641
Amortization of debt issuance costs	563	576	1,701	1,356
Total	$4,728	$4,705	$14,006	$12,084
Weighted average stated interest rate	6.1%	5.8%	6.0%	6.0%
Weighted average outstanding balance	$272,016	$285,135	$276,365	$240,731

SBA Debentures

On March 26, 2013, SBIC LP received a SBIC license from the SBA. The SBIC license allowed SBIC LP to obtain leverage by issuing SBA-guaranteed debentures (“SBA Debentures”), subject to the issuance of a capital commitment by the SBA and other customary procedures. SBA Debentures were non-recourse, interest only debentures with interest payable semi-annually and had a ten year maturity. The principal amount of SBA Debentures were not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA Debentures were fixed on a semi-annual basis at a market-driven spread over U.S. Treasury Notes with 10-year maturities. The SBA, as a creditor, had a superior claim to the SBIC LP’s assets over our stockholders in the event we liquidated the SBIC LP or the SBA exercised its remedies under the SBA Debentures issued by the SBIC LP upon an event of default.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 5. Borrowings (cont.)

On September 1, 2018, the Company repaid $15.0 million in aggregate principal amount of the SBA Debentures. The repayment was accounted for as a debt extinguishment in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a realized loss of $0.2 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

SBIC LP received a letter from the SBA (the “SBA Letter”), dated March 14, 2019, informing SBIC LP of certain alleged regulatory issues constituting a default under the terms of the SBIC LP’s outstanding SBA Debentures. The SBA Letter stated that SBIC LP had until March 29, 2019, fifteen (15) days from the date of the SBA Letter, to provide the SBA with certain additional information regarding the alleged regulatory issues, unless extended by the SBA. SBIC LP’s management submitted an orderly wind-down plan to the SBA to prepay the remaining $135.0 million of outstanding SBA Debentures using available cash at SBIC LP as well as the sale of assets to third parties or affiliates of SBIC LP. On March 28, 2019, SBIC LP agreed and made a repayment of $50.0 million of outstanding SBA Debentures by April 3, 2019 using available cash at SBIC LP and the cure period was extended to April 19, 2019. On April 18, 2019, SBIC LP agreed and made a repayment of $20.0 million of outstanding SBA Debentures on April 23, 2019 and an additional $30.0 million of outstanding SBA Debentures on April 30, 2019 using proceeds from the sale of certain assets and the cure period was extended to May 10, 2019. On May 10, 2019, SBIC LP made the final repayment of the remaining $35.0 million of outstanding SBA Debentures using proceeds from the sale of certain assets. In connection therewith, effective July 1, 2019, SBIC LP surrendered its SBIC license and operates as Medley Small Business Fund.

The $135.0 million in aggregate repayments made in connection with the orderly wind-down plan was accounted for as debt extinguishments in accordance with ASC 470-50, Modifications and Extinguishments, which resulted in a cumulative realized loss of $1.8 million and was recorded on the Consolidated Statements of Operations as a loss on extinguishment of debt.

The Company believes the wind-down plan of SBIC LP will not have a material impact on the Company’s net investment income per share. In addition, the Company believes the wind-down will not have an adverse impact on the Company’s other operations. The Company has received the necessary consents and waivers under the MCC Merger Agreement to permit the repayment of the outstanding SBA Debentures.

As of June 30, 2019, SBIC LP did not have any SBA Debentures outstanding. As of September 30, 2018, SBIC LP had $75.0 million in regulatory capital and had $135.0 million SBA Debentures outstanding that mature between March 2024 and September 2025.

Our fixed-rate SBA Debentures as of June 30, 2019 and September 30, 2018 were as follows (dollars in thousands):

	June 30, 2019		September 30, 2018
Rate Fix Date	Debenture Amount	Fixed All-in Interest Rate	Debenture Amount	Fixed All-in Interest Rate
March 2014	$—	—%	$29,000	3.951%
September 2014	—	—	50,000	3.370
September 2014	—	—	6,000	3.775
September 2015	—	—	50,000	3.571
Weighted Average Rate/Total	$—	—%	$135,000	3.587%

The fair values of the SBA Debentures are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the SBA Debentures are estimated based upon market interest rates for our own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. At September 30, 2018, the SBA Debentures were deemed to be Level 3 in the fair value hierarchy, as defined in Note 4.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 5. Borrowings (cont.)

In accordance with ASU 2015-03, the debt issuance costs related to the SBA Debentures are reported on the Consolidated Statements of Assets and Liabilities as a direct deduction from the face amount of the SBA Debentures. As of June 30, 2019 and September 30, 2018, debt issuance costs related to the SBA Debentures were as follows (dollars in thousands):

	June 30, 2019	September 30, 2018
Total Debt Issuance Costs	$5,138	$5,138
Amortized Debt Issuance Costs	5,138	3,042
Unamortized Debt Issuance Costs	$—	$2,096

For the three and nine months ended June 30, 2019 and 2018, the components of interest, amortized debt issuance costs, weighted average stated interest rate and weighted average outstanding debt balance for the SBA Debentures were as follows (dollars in thousands):

	For the three months ended June 30		For the nine months ended June 30
	2019	2018	2019	2018
SBA Debentures interest	$2,030	$1,361	$4,445	$4,082
Amortization of debt issuance costs	76	141	290	424
Total	$2,106	$1,502	$4,735	$4,506
Weighted average stated interest rate(1)	54.4%	3.6%	11.9%	3.6%
Weighted average outstanding balance	$14,973	$150,000	$49,991	$150,000

____________

(1)      The weighted average stated interest rates for the three and nine months ended June 30, 2019 include the prepayment of interest through September 1, 2019 made in connection with the $135.0 million in aggregate repayments of the SBA Debentures.

Note 6. Agreements

Investment Management Agreement

We entered into an investment management agreement with MCC Advisors. Mr. Brook Taube, our Chairman and Chief Executive Officer, is a managing partner and senior portfolio manager of MCC Advisors, and Mr. Seth Taube, one of our directors, is a managing partner of MCC Advisors.

Under the terms of our investment management agreement, MCC Advisors:

•        determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•        identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and

•        executes, closes, monitors and administers the investments we make, including the exercise of any voting or consent rights.

MCC Advisors’ services under the investment management agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Pursuant to our investment management agreement, we pay MCC Advisors a fee for investment advisory and management services consisting of a base management fee and a two-part incentive fee.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 6. Agreements (cont.)

On December 3, 2015, MCC Advisors recommended and, in consultation with the Board, agreed to reduce fees under the investment management agreement. Beginning January 1, 2016, the base management fee was reduced to 1.50% on gross assets above $1 billion. In addition, MCC Advisors reduced its incentive fee from 20% on pre-incentive fee net investment income over an 8% hurdle, to 17.5% on pre-incentive fee net investment income over a 6% hurdle. Moreover, the revised incentive fee includes a netting mechanism and is subject to a rolling three-year look back from January 1, 2016 forward. Under no circumstances will the new fee structure result in higher fees to MCC Advisors than fees under the prior investment management agreement.

The following discussion of our base management fee and two-part incentive fee reflect the terms of the fee waiver agreement executed by MCC Advisors on February 8, 2016 (the “Fee Waiver Agreement”). The terms of the Fee Waiver Agreement are effective as of January 1, 2016, and are a permanent reduction in the base management fee and incentive fee on net investment income payable to MCC Advisors for the investment advisory and management services it provides under the investment management agreement. The Fee Waiver Agreement does not change the second component of the incentive fee, which is the incentive fee on capital gains.

Base Management Fee

For providing investment advisory and management services to us, MCC Advisors receives a base management fee. The base management fee is calculated at an annual rate of 1.75% (0.4375% per quarter) of up to $1.0 billion of the Company’s gross assets and 1.50% (0.375% per quarter) of any amounts over $1.0 billion of the Company’s gross assets, and is payable quarterly in arrears. The base management fee will be calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters and will be appropriately pro-rated for any partial quarter. On May 4, 2018, MCC Advisors voluntarily elected to waive $380,000 of the base management fee payable for the quarter ended March 31, 2018, which is shown on the Consolidated Statements of Operations.

Incentive Fee

The incentive fee has two components, as follows:

Incentive Fee Based on Income

The first component of the incentive fee is payable quarterly in arrears and is based on our pre-incentive fee net investment income earned during the calendar quarter for which the incentive fee is being calculated. MCC Advisors is entitled to receive the incentive fee on net investment income from us if our Ordinary Income (as defined below) exceeds a quarterly “hurdle rate” of 1.5%. The hurdle amount is calculated after making appropriate adjustments to the Company’s net assets, as determined as of the beginning of each applicable calendar quarter, in order to account for any capital raising or other capital actions as a result of any issuances by the Company of its common stock (including issuances pursuant to our dividend reinvestment plan), any repurchase by the Company of its own common stock, and any dividends paid by the Company, each as may have occurred during the relevant quarter.

Beginning with the calendar quarter that commenced on January 1, 2016, the incentive fee on net investment income is determined and paid quarterly in arrears at the end of each calendar quarter by reference to our aggregate net investment income, as adjusted as described below, from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since January 1, 2016). We refer to such period as the “Trailing Twelve Quarters.”

The hurdle amount for the incentive fee on net investment income is determined on a quarterly basis, and is equal to 1.5% multiplied by the Company’s net asset value at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments to the

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 6. Agreements (cont.)

Company’s net assets, as determined as of the beginning of each applicable calendar quarter, in order to account for any capital raising or other capital actions as a result of any issuances by the Company of its common stock (including issuances pursuant to our dividend reinvestment plan), any repurchase by the Company of its own common stock, and any dividends paid by the Company, each as may have occurred during the relevant quarter. The incentive fee for any partial period will be appropriately pro-rated. Any incentive fee on net investment income will be paid to MCC Advisors on a quarterly basis, and will be based on the amount by which (A) aggregate net investment income (“Ordinary Income”) in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount.” For the avoidance of doubt, Ordinary Income is net of all fees and expenses, including the reduced base management fee but excluding any incentive fee on Pre-Incentive Fee net investment income or on the Company’s capital gains.

Determination of Quarterly Incentive Fee Based on Income

The incentive fee on net investment income for each quarter is determined as follows:

•        No incentive fee on net investment income is payable to MCC Advisors for any calendar quarter for which there is no Excess Income Amount;

•        100% of the Ordinary Income, if any, that exceeds the hurdle amount, but is less than or equal to an amount, which we refer to as the “Catch-up Amount,” determined as the sum of 1.8182% multiplied by the Company’s net assets at the beginning of each applicable calendar quarter, as adjusted as noted above, comprising the relevant Trailing Twelve Quarters is included in the calculation of the incentive fee on net investment income; and

•        17.5% of the Ordinary Income that exceeds the Catch-up Amount is included in the calculation of the incentive fee on net investment income.

The amount of the incentive fee on net investment income that will be paid to MCC Advisors for a particular quarter will equal the excess of the incentive fee so calculated minus the aggregate incentive fees on net investment income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters but not in excess of the Incentive Fee Cap (as described below).

The incentive fee on net investment income that is paid to MCC Advisors for a particular quarter is subject to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap for any quarter is an amount equal to (a) 17.5% of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate incentive fees on net investment income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

“Cumulative Net Return” means (x) the Ordinary Income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss (as described below), if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company will pay no incentive fee on net investment income to MCC Advisors for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the incentive fee on net investment income that is payable to MCC Advisors for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an incentive fee on net investment income to MCC Advisors equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the incentive fee on net investment income that is payable to MCC Advisors for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an incentive fee on net investment income to MCC Advisors, calculated as described above, for such quarter without regard to the Incentive Fee Cap.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 6. Agreements (cont.)

“Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, and dilution to the Company’s net assets due to capital raising or capital actions, in such period and (ii) aggregate capital gains, whether realized or unrealized and accretion to the Company’s net assets due to capital raising or capital action, in such period.

Dilution to the Company’s net assets due to capital raising is calculated, in the case of issuances of common stock, as the amount by which the net asset value per share was adjusted over the transaction price per share, multiplied by the number of shares issued. Accretion to the Company’s net assets due to capital raising is calculated, in the case of issuances of common stock (including issuances pursuant to our dividend reinvestment plan), as the excess of the transaction price per share over the amount by which the net asset value per share was adjusted, multiplied by the number of shares issued. Accretion to the Company’s net assets due to other capital action is calculated, in the case of repurchases by the Company of its own common stock, as the excess of the amount by which the net asset value per share was adjusted over the transaction price per share multiplied by the number of shares repurchased by the Company.

Incentive Fee Based on Capital Gains

The second component of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment management agreement as of the termination date) and equals 20.0% of our cumulative aggregate realized capital gains less cumulative realized capital losses, unrealized capital depreciation (unrealized depreciation on a gross investment-by-investment basis at the end of each calendar year) and all capital gains upon which prior performance-based capital gains incentive fee payments were previously made to the investment adviser.

Under GAAP, the Company calculates the second component of the incentive fee as if the Company had realized all assets at their fair values as of the reporting date. Accordingly, when applicable, the Company accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. As the provisional capital gains incentive fee is subject to the performance of investments until there is a realization event, the amount of the provisional capital gains incentive fee accrued at a reporting date may vary from the capital gains incentive that is ultimately realized and the differences could be material.

Base Management Fee — Prior to Fee Waiver Agreement

Prior to January 1, 2016, the base management fee was calculated at an annual rate of 1.75% of our gross assets (which is defined as all the assets of the Company, including those acquired using borrowings for investment purposes), and was payable quarterly in arrears. The base management fee was based on the average value of our gross assets at the end of the two most recently completed calendar quarters.

Incentive Fee — Prior to Fee Waiver Agreement

Prior to January 1, 2016, the incentive fee based on net investment income was calculated as 20.0% of the amount, if any, by which our pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets calculated as of the end of the calendar quarter immediately preceding the calendar quarter for which the incentive fee is being calculated, exceeds a 2.0% (which is 8.0% annualized) hurdle rate but also includes a “catch-up” provision. Under this provision, in any calendar quarter, our investment adviser receives no incentive fee until our net investment income equals the hurdle rate of 2.0%, but then receives, as a “catch-up”, 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, our investment adviser will receive 20% of our pre-incentive fee net investment income as if the hurdle rate did not apply. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies accrued during the calendar quarter, minus our operating expenses for the quarter including

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 6. Agreements (cont.)

the base management fee, expenses payable under the administration agreement, and any interest expense and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash.

For the avoidance of doubt, the purpose of the new incentive fee calculation under the Fee Waiver Agreement is to permanently reduce aggregate fees payable to MCC Advisors by the Company, effective as of January 1, 2016. In order to ensure that the Company will pay MCC Advisors lesser aggregate fees on a cumulative basis, as calculated beginning January 1, 2016, we will, at the end of each quarter, also calculate the base management fee and incentive fee on net investment income owed by the Company to MCC Advisors based on the formula in place prior to January 1, 2016. If, at any time beginning January 1, 2016, the aggregate fees on a cumulative basis, as calculated based on the formula in place after January 1, 2016, would be greater than the aggregate fees on a cumulative basis, as calculated based on the formula in place prior to January 1, 2016, MCC Advisors shall only be entitled to the lesser of those two amounts.

For the three and nine months ended June 30, 2019, the Company incurred base management fees to MCC Advisors of $2.7 million and $9.0 million, respectively. For the three and nine months ended June 30, 2018, the Company incurred base management fees to MCC Advisors of $3.5 million and $11.4 million, respectively.

For the three and nine months ended June 30, 2019 and 2018, the Company did not waive any management fees under the Fee Waiver Agreement. For the three months ended June 30, 2018, the Company did not waive any management fees under the Fee Waiver Agreement. For the nine months ended June 30, 2018, base management fees, net of the voluntary $0.4 million waiver, was $11.0 million.

The incentive fees shown in the Consolidated Statements of Operations are calculated using the fee structure set forth in investment management agreement, and then adjusted to reflect the terms of the Fee Waiver Agreement. Pursuant to the investment management agreement, pre-incentive fee net investment income is compared to a hurdle rate of 2.0% of the net asset value at the beginning of the period and is calculated as follows:

1)      No incentive fee is recorded during the quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate;

2)      100% of pre-incentive fee net investment income that exceeds the hurdle rate but is less than 2.5% in the quarter; and

3)      20.0% of the amount of pre-incentive fee net investment income, if any, that exceeds 2.5% of the hurdle rate.

For purposes of implementing the fee waiver under the Fee Waiver Agreement, we calculate the incentive fee based upon the formula that exists under the investment management agreement, and then apply the terms of waiver set forth in the Fee Waiver Agreement, if applicable.

For the three and nine months ended June 30, 2019 and 2018, the Company did not incur any incentive fees on net investment income because pre-incentive fee net investment income did not exceed the hurdle amount under the formula that exists under the investment management agreement.

As of June 30, 2019 and September 30, 2018, $2.7 million and $3.3 million, respectively, were included in “management and incentive fees payable” in the accompanying Consolidated Statements of Assets and Liabilities.

Administration Agreement

On January 19, 2011, the Company entered into an administration agreement with MCC Advisors. Pursuant to the administration agreement, MCC Advisors furnishes us with office facilities and equipment, clerical, bookkeeping, recordkeeping and other administrative services related to the operations of the Company. We reimburse MCC Advisors for our allocable portion of overhead and other expenses incurred by it performing its obligations under the

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 6. Agreements (cont.)

administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer and Chief Compliance Officer and their respective staffs. From time to time, our administrator may pay amounts owed by us to third-party service providers and we will subsequently reimburse our administrator for such amounts paid on our behalf. For the three and nine months ended June 30, 2019, we incurred $0.8 million and $2.5 million in administrator expenses, respectively. For the three and nine months ended June 30, 2018, we incurred $0.9 million and $2.8 million in administrator expenses, respectively.

As of June 30, 2019 and September 30, 2018, $0.8 million and $0.8 million, respectively, were included in “administrator expenses payable” in the accompanying Consolidated Statements of Assets and Liabilities.

Note 7. Related Party Transactions

Due to Affiliate

Due to affiliate consists of certain general and administrative expenses paid by an affiliate on behalf of the Company.

Other Related Party Transactions

Certain affiliates of MCC Advisors, Medley Capital LLC, their respective affiliates and some of their employees purchased in the IPO an aggregate of 833,333 shares of common stock at the IPO price per share of $12.00. The Company received the full proceeds from the sale of these shares, and no underwriting discounts or commissions were paid in respect of these shares.

Opportunities for co-investments may arise when MCC Advisors or an affiliated investment adviser becomes aware of investment opportunities that may be appropriate for the Company, other clients, or affiliated funds. On November 25, 2013, the Company obtained an exemptive order from the SEC that permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley, LLC or an investment adviser controlled by Medley, LLC in a manner consistent with our investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors (the “Prior Exemptive Order”). On March 29, 2017, the Company, MCC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the “Exemptive Order”) that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with us that would otherwise have been prohibited under Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. On October 4, 2017, the Company, MCC Advisors and certain of our affiliates received an exemptive order that supersedes the Exemptive Order (the “Current Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. If the Mergers are successfully consummated, Sierra and certain of its affiliates will not be able to rely on the Current Exemptive Order. In this regard, on November 19, 2018, Sierra and certain of its affiliates have submitted an exemptive application to the SEC for an exemptive order that would supersede the Current Exemptive Order (the “Superseding Exemptive Order”) and would permit Sierra to participate in negotiated co-investment transactions with certain affiliates that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. There can be no assurance if and when Sierra will receive the Superseding Exemptive Order. The terms of the Superseding Exemptive Order, if received, would be substantially similar to the Current Exemptive Order. Co-investment under the Superseding Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the board of directors determines that it would be in Sierra’s best interest to participate in the transaction. The Current Exemptive Order will remain in effect unless and until the Mergers are completed and the Superseding Exemptive Order is granted by the SEC. However, neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 8. Commitments

Guarantees

The Company has a guarantee to issue up to $7.0 million in standby letters of credit through a financial intermediary on behalf of a certain portfolio company. Under this arrangement, if the standby letters of credit were to be issued, the Company would be required to make payments to third parties if the portfolio company was to default on its related payment obligations. The guarantee will renew annually until cancellation. As of June 30, 2019 and September 30, 2018, the Company had not issued any standby letters of credit under the commitment on behalf of the portfolio company.

Unfunded commitments

As of June 30, 2019 and September 30, 2018, we had commitments under loan and financing agreements to fund up to $9.7 million to nine portfolio companies and $36.1 million to 17 portfolio companies, respectively. These commitments are primarily composed of senior secured term loans and revolvers, and the determination of their fair value is included in the Consolidated Schedule of Investments. The commitments are generally subject to the borrowers meeting certain criteria such as compliance with covenants and certain operational metrics. The terms of the borrowings and financings subject to commitment are comparable to the terms of other loan and equity securities in our portfolio. A summary of the composition of the unfunded commitments as of June 30, 2019 and September 30, 2018 is shown in the table below (dollars in thousands):

	June 30, 2019	September 30, 2018
Dynamic Energy Services International LLC – Revolver	$2,020	$—
DataOnline Corp. – Revolver	1,890	1,890
Alpine SG, LLC – Revolver	1,000	1,000
Kemmerer Operations, LLC – Delayed Draw Term Loan	908	—
1888 Industrial Services, LLC – Revolver	898	719
Black Angus Steakhouses, LLC – Delayed Draw Term Loan	893	893
Redwood Services Group, LLC – Revolver	875	1,750
RMS Holding Company, LLC – Revolver	691	2,327
Black Angus Steakhouses, LLC – Revolver	402	625
Access Media Holdings, LLC – Series AAA Preferred Equity	101	173
Impact Group, LLC – Delayed Draw Term Loan	—	8,567
Redwood Services Group, LLC – Delayed Draw Term Loan	—	4,839
SFP Holding, Inc. – Delayed Draw Term Loan	—	2,765
Accupac, Inc. – Delayed Draw Term Loan	—	2,612
SMART Financial Operations, LLC – Delayed Draw Term Loan	—	2,400
Barry’s Bootcamp Holdings, LLC – Revolver	—	2,200
Barry’s Bootcamp Holdings, LLC – Delayed Draw Term Loan	—	1,271
Trans-Fast Remittance LLC – Delayed Draw Term Loan	—	1,057
Manna Pro Products, LLC – Delayed Draw Term Loan	—	429
Brook & Whittle Holding Corp. – Delayed Draw Term Loan	—	310
Central States Dermatology Services, LLC – Delayed Draw Term Loan	—	137
SavATree, LLC – Delayed Draw Term Loan	—	123
Total	$9,678	$36,087

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 8. Commitments (cont.)

Legal Proceedings

We are a party to certain legal proceedings incidental to the normal course of our business, including where third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While the outcome of these legal proceedings cannot at this time be predicted with certainty, other than the legal proceeding disclosed below, we do not expect that these proceedings will have a material effect on our financial condition or results of operations.

On February 11, 2019, a putative stockholder class action related to the MCC Merger was commenced in the Court of Chancery of the State of Delaware by FrontFour. The action, as consolidated, is captioned In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM (the “Class Action”). The complaint alleged that the Company’s directors (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to the Company’s stockholders in connection with the MCC Merger, and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Court issued a Memorandum Opinion (the “Decision”) denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require the Company to conduct a “shopping process” for the Company on terms proposed by FrontFour in its complaint. The Court held that the Company’s directors breached their fiduciary duties in entering into the MCC Merger, but rejected FrontFour’s claim that Sierra aided and abetted those breaches of fiduciary duties. The Court ordered defendants to issue corrective disclosures consistent with the Decision, and enjoined a vote of the Company’s stockholders on the MCC Merger until such disclosures have been made and stockholders have had the opportunity to assimilate this information.

On April 15, 2019, certain parties in the Class Action reached agreement on the principal terms of a settlement of the Class Action, which were contained in a term sheet, dated April 15, 2019 (the “Settlement Term Sheet”). On July 29, 2019, MCC entered into a Stipulation of Settlement (the “Stipulation”) by and among Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, the Company, MDLY, MCC Advisors, Medley LLC, and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated stockholders of the Company, on the other hand, in connection with the Class Action.

The Stipulation provides for the settlement of all claims brought against the Medley Parties in the Class Action. Under the Stipulation, the Company agreed to seek the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement (together with the MCC Merger Agreement, the “Merger Agreements”), which have been reflected in the amended and restated Merger Agreements annexed to the Stipulation. The Stipulation also provides for, if the MCC Merger is consummated, the creation of a settlement fund, consisting of $17 million in cash and $30 million of Sierra stock, with the number of shares of Sierra stock to be calculated using the pro forma net asset value reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to eligible members of the Settlement Class (as defined in the Stipulation). Under the Stipulation, MDLY also consented to certain amendments to the Merger Agreements that have been reflected in the amended and restated Merger Agreements annexed to the Stipulation. In addition, in connection with the Stipulation, on July 29, 2019, the Company entered into a Governance Agreement with FrontFour Capital Group LLC, FrontFour Master Fund, Ltd., FrontFour Capital Corp., FrontFour Opportunity Fund, David A. Lorber, Stephen E. Loukas and Zachary R. George, pursuant to which, among other matters, FrontFour is subject to customary standstill restrictions and required to vote in favor of the MCC Merger under the amended and restated MCC Merger Agreement at a meeting of stockholders to approve the MCC Merger Agreement.

The Stipulation also provides for mutual releases between and among FrontFour and the Settlement Class, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the Class Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the Class Action and all claims that were or could have been asserted (other than claims against the Highland Parties,

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 8. Commitments (cont.)

as defined in the Stipulation) in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.) (the “Federal Action”), and FrontFour and the Settlement Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

The Stipulation further provides that the Company and FrontFour shall work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the Merger Agreements consistent with the Decision.

The Stipulation is subject to the approval of the Court. The Court is expected to schedule a hearing on October 24, 2019 to consider the Stipulation.

Note 9. Fee Income

Fee income consists of origination/closing fees, amendment fees, prepayment penalty fees, administrative agent fees, and other miscellaneous fees. The following tables summarize the Company’s fee income for the three and nine months ended June 30, 2019 and 2018 (dollars in thousands):

	For the three months ended June 30		For the nine months ended June 30
	2019	2018	2019	2018
Prepayment fees	$1,074	$200	$1,220	$220
Administrative agent fees	92	182	252	488
Amendment fees	37	204	238	383
Origination fees	—	227	271	1,844
Other fees	—	—	—	222
Fee income	$1,203	$813	$1,981	$3,157

Note 10. Directors Fees

The Company’s independent directors each receive an annual fee of $90,000. They also receive $3,000, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting, and $2,500, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee meeting. The chair of the Audit Committee receives an annual fee of $25,000 and the chair of the Nominating and Corporate Governance Committee and the Compensation Committee receives an annual fee of $10,000 for their additional services in these capacities. In addition, other members of the Audit Committee receive an annual fee of $12,500, and other members of the Nominating and Corporate Governance Committee and the Compensation Committee receive an annual fee of $6,000.

On January 26, 2018, the board of directors established the MCC Special Committee, for the purpose of assessing the merits of various proposed strategic transactions. As compensation for serving on the MCC Special Committee, each independent director received a one-time retainer of $25,000 plus reimbursement of out-of-pocket expenses, consistent with the Company’s policies for reimbursement of members of the board of directors. In addition, the chairman of the MCC Special Committee receives a monthly fee of $15,000 and other members receive a monthly fee of $10,000.

On April 15, 2019, the board of directors appointed David A. Lorber and Lowell W. Robinson to the Board to fill the vacancies on the Board created by the resignations of Mark Lerdal and John E. Mack, respectively. In addition, the board of directors added: (i) Messrs. Lorber and Robinson to the MCC Special Committee, with Mr. Lorber serving as Chair of the MCC Special Committee; (ii) Mr. Lorber to the Nominating and Corporate

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 10. Directors Fees (cont.)

Governance Committee and the Compensation Committee; and Mr. Robinson to the Audit Committee. In addition to the compensation described above, each of Mr. Lorber and Mr. Robinson received the one-time retainer of $25,000 plus reimbursement of out-of-pocket expenses, consistent with the Company’s policies for reimbursement of members of the board of directors.

No compensation is paid to directors who are ‘‘interested persons’’ of the Company (as such term is defined in the 1940 Act). For the three and nine months ended June 30, 2019, we accrued $0.4 million and $1.1 million for directors’ fees expense, respectively. For the three and nine months ended June 30, 2018, we accrued $0.5 million and $0.9 million for directors’ fees expense, respectively.

Note 11. Earnings Per Share

In accordance with the provisions of ASC Topic 260 — Earnings per Share, basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company does not have any potentially dilutive common shares as of June 30, 2019.

The following information sets forth the computation of the weighted average basic and diluted net increase/(decrease) in net assets per share from operations for the three and nine months ended June 30, 2019 and 2018 (dollars in thousands, except share and per share amounts):

	For the three months ended June 30		For the nine months ended June 30
	2019	2018	2019	2018
Basic and diluted:
Net increase/(decrease) in net assets resulting from operations	$(30,241)	$(26,666)	$(64,927)	$(87,389)
Weighted average common shares outstanding	54,474,211	54,474,211	54,474,211	54,474,211
Earnings per common share-basic and diluted	$(0.56)	$(0.49)	$(1.19)	$(1.60)

Note 12. Financial Highlights

The following is a schedule of financial highlights for the nine months ended June 30, 2019 and 2018:

	For the nine months ended June 30
	2019	2018
Per share data(1):
Net asset value per share at beginning of period	$5.90	$8.45

Net investment income/(loss)(2)	(0.23)	0.21
Net realized gains/(losses) on investments	(1.40)	(1.07)
Net unrealized appreciation/(depreciation) on investments	0.48	(0.73)
Change in provision for deferred taxes on unrealized appreciation/(depreciation) on investments	—	0.01
Loss on extinguishment of debt	(0.04)	(0.02)
Net increase/(decrease) in net assets	(1.19)	(1.60)

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 12. Financial Highlights (cont.)

	For the nine months ended June 30
	2019	2018
Distributions from net investment income	(0.15)	(0.42)
Distributions from tax return of capital	—	—
Distributions from net realized gains	—	—
Net asset value at end of period	$4.55	$6.43

Net assets at end of period	$248,080,128	$350,161,597
Shares outstanding at end of period	54,474,211	54,474,211

Per share market value at end of period	$2.34	$3.47
Total return based on market value(3)	(36.67)%	(36.05)%
Total return based on net asset value(4)	(19.17)%	(16.28)%
Portfolio turnover rate(5)	13.24%	23.25%

The following is a schedule of ratios and supplemental data for the nine months ended June 30, 2019 and 2018:

	For the nine months ended June 30
	2019	2018
Ratios:
Ratio of net investment income to average net assets after waivers(5)(6)	(5.87)%	3.85%
Ratio of total expenses to average net assets after waivers(5)(6)	23.58%	13.27%
Ratio of incentive fees to average net assets after waivers(6)	—%	—%

Supplemental Data:
Ratio of net operating expenses and credit facility related expenses to average net assets(5)(6)(10)	23.58%	13.27%
Percentage of non-recurring fee income(7)	4.53%	5.17%
Average debt outstanding(8)	$376,346,268	$458,779,067
Average debt outstanding per common share	$6.91	$8.42
Asset coverage ratio per unit(9)	1,912	2,222
Total Debt Outstanding(11):
Revolving Credit Facility	$—	$1,500,000
Term Loan Facility	$—	$—
2021 Notes	$74,012,825	$74,012,825
2023 Notes	$77,846,800	$89,846,800
2024 Notes	$120,156,489	$121,275,690
SBA Debentures	$—	$150,000,000

Average market value per unit:
Facilities(12)	N/A	N/A
SBA debentures(12)	N/A	N/A
2021 Notes	$25.00	$25.55
2023 Notes	$24.67	$25.07
2024 Notes	$244.09	$275.50

____________

(1)      Table may not foot due to rounding.

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 12. Financial Highlights (cont.)

(2)      Net investment income/(loss) excluding management and incentive fee waivers based on total weighted average common stock outstanding equals $(0.23) and $0.21 per share for the nine months ended June 30, 2019 and 2018, respectively.

(3)      Total return is historical and assumes changes in share price, reinvestments of all dividends and distributions at prices obtained under the Company’s dividend reinvestment plan, and no sales charge for the period.

(4)      Total return is historical and assumes changes in NAV, reinvestments of all dividends and distributions at prices obtained under the Company’s dividend reinvestment plan, and no sales charge for the period.

(5)      Ratios are annualized during interim periods.

(6)      For the nine months ended June 30, 2019, excluding management and incentive fee waivers, the ratio of net investment income, total expenses, incentive fees, and operating expenses and credit facility related expenses to average net assets were (5.87)%, 23.58%, 0.00%, and 23.58%, respectively. For the nine months ended June 30, 2018, excluding management and incentive fee waivers, the ratio of net investment income, total expenses, incentive fees, and operating expenses and credit facility related expenses to average net assets were 3.76%, 13.36%, 0.00%, and 13.36%, respectively.

(7)      Represents the impact of the non-recurring fees as a percentage of total investment income.

(8)      Based on daily weighted average carrying value of debt outstanding during the period.

(9)      Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness. As of June 30, 2019, the Company’s asset coverage was 191% after giving effect to leverage and therefore the Company’s asset coverage was below 200%, the minimum asset coverage requirement under the 1940 Act. As a result, the Company is prohibited from making distributions to stockholders and may not employ further leverage until the Company’s asset coverage is at least 200%, after giving effect to such leverage.

(10)    Excludes incentive fees.

(11)    Total amount of each class of senior securities outstanding at the end of the period excluding debt issuance costs.

(12)    The Facilities and SBA Debentures are not registered for public trading.

Note 13. Dividends

Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a dividend is determined by our board of directors.

We have adopted an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a cash dividend or other distribution, each stockholder that has not “opted out” of our dividend reinvestment plan will have its dividends automatically reinvested in additional shares of our common stock rather than receiving cash dividends. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received cash distributions.

The following table summarizes the Company’s distributions during the nine months ended June 30, 2019 and 2018:

Date Declared	Record Date	Payment Date	Amount Per Share
During the nine months ended June 30, 2019
11/16/2018	12/5/2018	12/20/2018	$0.10
2/10/2019	2/22/2019	3/12/2019	0.05
			$0.15
Date Declared	Record Date	Payment Date	Amount Per Share
During the nine months ended June 30, 2018
10/31/2017	11/22/2017	12/22/2017	$0.16
1/30/2018	2/1/2018	3/23/2018	0.16
5/4/2018	6/6/2018	6/21/2018	0.10
			$0.42

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 14. Stock Repurchase Program

The Company had a share repurchase program from February 5, 2015 to December 31, 2017. Under the share repurchase program, the Company repurchased an aggregate of 4,259,073 shares of common stock at an average price of $8.00 per share with a total cost of approximately $34.1 million, and the Company’s net asset value per share was increased by approximately $0.23 as a result of the share repurchases.

Note 15. Subsequent Events

Management has evaluated subsequent events through the date of issuance of the consolidated financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-Q or would be required to be recognized in the Consolidated Financial Statements as of and for the nine months ended June 30, 2019, except as disclosed below.

On July 29, 2019, the Company entered into the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019 (the “Amended MCC Merger Agreement”), by and between the Company and Sierra, pursuant to which the Company will, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger. In the MCC Merger, each share of the Company’s common stock (other than shares of the Company’s common stock held by the Company, Sierra or their respective wholly owned subsidiaries, will be exchanged for the right to receive (i) 0.68 shares of Sierra’s common stock if the attorneys’ fees of plaintiffs’ counsel and litigation expenses paid or incurred by plaintiffs’ counsel or advanced by plaintiffs in connection with the Class Action (such fees and expenses, the “Plaintiff Attorney Fees”) are less than or equal to $10,000,000, (ii) 0.66 shares of Sierra’s common stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000, and (iii) between 0.68 and 0.66 per share of Sierra’s common stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000.

In accordance with the Amended MCC Merger Agreement, the MCC Special Committee announced the commencement of the 60-day “go shop” period provided for in Section 7.10 of the Amended MCC Merger Agreement. The 60-day period expires on September 27, 2019. The MCC Special Committee has retained Houlihan Lokey to assist it in soliciting, evaluating and potentially entering into negotiations with parties that offer competing proposals as defined in the Amended MCC Merger Agreement. There can be no assurance that this process will result in a superior proposal as defined in the MCC Amended Merger Agreement.

In addition, on July 29, 2019, Sierra and MDLY announced the execution of the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019 (the “Amended MDLY Merger Agreement”), by and among MDLY, Sierra, and Merger Sub, pursuant to which MDLY will, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger. In the MDLY Merger, each share of MDLY’s Class A common stock, issued and outstanding immediately prior to the effective date of the MDLY Merger, other than shares of MDLY’s Class A common stock held by MDLY, Sierra or their respective wholly owned subsidiaries (the “Excluded MDLY Shares”) and the Dissenting Shares (as defined in the Amended MDLY Merger Agreement), held, immediately prior to the MDLY Merger Effective Time, by any person other than a Unitholder (as defined below), will be exchanged for (i) 0.2668 shares of Sierra’s common stock; plus (ii) cash in an amount equal to $2.96 per share. In addition, in the MDLY Merger, each share of MDLY’s Class A common stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than the Excluded MDLY Shares and the Dissenting Shares, held, immediately prior to the MDLY Merger Effective Time, by holders of the issued and outstanding limited liability company interests of Medley LLC (the “Medley LLC Units” and, holders of the Medley LLC Units at any time on or after July 29, 2019, the “Unitholders”) will be exchanged for (i) 0.2072 shares of Sierra’s common stock; plus (ii) cash in an amount equal to $2.66 per share.

Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 15. Subsequent Events (cont.)

Merger Agreement, the consummation of the MDLY Merger is not contingent upon the consummation of the MCC Merger. If both Mergers are successfully consummated, Sierra’s common stock would be listed on the NYSE, with such listing expected to be effective as of the closing date of the Mergers, and Sierra’s common stock will be listed on the TASE, with such listing expected to be effective as of the closing date of the MCC Merger. If, however, only the MDLY Merger is consummated, Sierra’s common stock would be listed on the NYSE. If both Mergers are successfully consummated, the investment portfolios of the Company and Sierra would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by MCC Advisors, its wholly controlled adviser subsidiary, while the investment portfolios of the Company and Sierra would not be combined. If only the MDLY Merger is consummated, the investment management function relating to the operation of Sierra, as the surviving company, would still be internalized.

On July 29, 2019, the Company entered into the Settlement Agreement by and among the Company, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC Advisors, Medley LLC and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour Capital Group LLC (“FrontFour Capital”) and FrontFour Master Fund, Ltd. (“FrontFour Master” together with FrontFour Capital, the “FrontFour Parties”), on behalf of themselves and a class of similarly situated stockholders of the Company, on the other hand, in connection with the Class Action. The Settlement Agreement provides for the settlement of all claims brought against the Medley Parties in the Class Action. Under the Settlement Agreement, the Company agreed to seek the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement, and (ii) the MDLY Merger Agreement, which have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement described above. The Settlement Agreement also provides for, if the MCC Merger is consummated, the creation of a settlement fund, consisting of $17 million in cash and $30 million of Sierra’s common stock, with the number of shares of Sierra’s common stock to be calculated using the pro forma net asset value reported in the future proxy supplement describing the Amended MCC Merger Agreement, which will be distributed to eligible members of the Settlement Class (as defined in the Settlement Agreement). Under the Settlement Agreement, MDLY also consented to certain amendments to the Merger Agreements that have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement. The Settlement Agreement also provides for mutual releases between and among the FrontFour Parties and the Settlement Class, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the Class Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the Class Action and all claims that were or could have been asserted (other than claims against the Highland Parties, as defined in the Settlement Agreement) in the litigation pending in the United States District Court for the Southern District of New York (the “Federal Action”), and the FrontFour Parties and the Settlement Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action. The Settlement Agreement further provides that the Company and FrontFour shall work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the Merger Agreements consistent with the Memorandum Opinion issued by the Court of Chancery of the State of Delaware (the “Court of Chancery”) on March 11, 2019, in connection with the Class Action. The Settlement Agreement is subject to the approval of the Court of Chancery. The Court is expected to schedule a hearing on October 24, 2019 to consider the Stipulation.

On July 29, 2019, the Company entered into a Governance Agreement (the “Governance Agreement”) with FrontFour Capital, FrontFour Master, FrontFour Capital Corp. (“FrontFour Corp.”), FrontFour Opportunity Fund (the “Canadian Fund”), David A. Lorber, Stephen E. Loukas and Zachary R. George (collectively, “FrontFour”). As previously disclosed, our board of directors had previously appointed David A. Lorber and Lowell W. Robinson (the “New Directors”) to our board of directors on April 15, 2019. Pursuant to the terms of the Governance Agreement, FrontFour has acknowledged that Mr. Robinson shall, and Mr. Lorber has agreed to, (i) notify the Company if they cease to qualify as independent under certain independence standards, and (ii) comply with the Company’s policies and preserve the confidentiality of its confidential information, in the same manner as other independent directors on the Company. If at any time during the Restricted Period (defined below), a New Director is unable or unwilling to serve as a director for any reason, then FrontFour, upon the terms and subject to the conditions set forth in the Governance

MEDLEY CAPITAL CORPORATION
Notes to Consolidated Financial Statements
June 30, 2019
(unaudited)

Note 15. Subsequent Events (cont.)

Agreement, will be entitled to designate a replacement director. FrontFour has agreed that until the earlier of the date on which (i) the MCC Merger Agreement has been duly and validly terminated in accordance with its terms or (ii) the date of the Company’s stockholder meeting, at which approval of the Amended MCC Merger Agreement and the transactions contemplated thereby is sought, they shall (a) vote all securities of the Company over which they have the right to vote in favor of the adoption of, and the transactions contemplated by, the Amended MCC Merger Agreement, including the MCC Merger contemplated thereby, (b) not transfer securities of the Company held by FrontFour (subject to certain exceptions), and (c) not tender any securities of the Company held by FrontFour in connection with any tender or exchange offer. The Governance Agreement provides that, during the Restricted Period, FrontFour shall vote, subject to certain exceptions, all securities of the Company or Sierra (as the surviving company in the MCC Merger) (each, a “Standstill Party”), as the case may be, over which they have the right to vote (i) in favor of each director candidate nominated and recommended by the board of directors of a Standstill Party, and (ii) against any stockholder nominees for director which are not recommended by the board of directors of a Standstill Party. During the Restricted Period, with respect to any stockholder proposals or other business presented at any respective stockholder meeting of a Standstill Party or pursuant to any action by written consent, FrontFour shall vote in accordance with either (a) the recommendation of the board of the Standstill Party or (b) the recommendation of Institutional Shareholder Services Inc. (“ISS”). Under the Governance Agreement, FrontFour has agreed, during the Restricted Period, to abide by certain customary “standstill” restrictions. Pursuant to the Governance Agreement, FrontFour has also agreed to support the Company’s undertakings (i) to obtain exemptive relief from the SEC sufficient to permit the consummation of (a) the MCC Merger and (b) the MDLY Merger, and (ii) to obtain the support of proxy advisory services (including ISS and Glass Lewis & Co.) for the Amended MCC Merger Agreement. The Governance Agreement defines “Restricted Period” as the period commencing on the date of the Governance Agreement and ending on: (i) in the event that the MCC Merger Agreement is validly terminated in accordance with the terms thereof, the earlier of (a) January 1, 2020, or (b) 30 days prior to the last date that stockholder nominations for director elections are permitted with respect to the Company’s 2020 annual meeting of stockholders; and (ii) in the event that the MCC Merger is consummated, with respect to Sierra, the earlier of (x) January 1, 2020, or (y) 30 days prior to the last date that stockholder nominations for director elections are permitted with respect to Sierra’s 2020 annual meeting of stockholders.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Medley Management Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Medley Management Inc. and its subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Changes in Methods of Accounting

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition in 2018 due to the adoption of Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” as of January 1, 2018. Also as discussed in Note 2 to the consolidated financial statements, the Company has elected to change its method of accounting for carried interest in 2018 and retrospectively applied this change as of January 1, 2016.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2014.

New York, New York
April 1, 2019

Medley Management Inc.
Consolidated Balance Sheets

(Amounts in thousands, except share and per share amounts)

	As of December 31,
	2018	2017
Assets
Cash and cash equivalents	$17,219	$36,327
Investments, at fair value	36,425	56,632
Management fees receivable	10,274	14,714
Performance fees receivable	—	2,987
Other assets	14,298	17,262
Total Assets	$78,216	$127,922
Liabilities, Redeemable Non-controlling Interests and Equity
Liabilities
Senior unsecured debt, net	$117,618	$116,892
Loans payable, net	9,892	9,233
Due to former minority interest holder	11,402	—
Accounts payable, accrued expenses and other liabilities	26,739	25,130
Total Liabilities	165,651	151,255
Commitments and Contingencies (Note 11)
Redeemable Non-controlling Interests	23,186	53,741
Equity
Class A common stock, $0.01 par value, 3,000,000,000 shares authorized; 6,455,272 and 6,235,332 issued as of December 31, 2018 and 2017, respectively; 5,701,008 and 5,481,068 outstanding as of December 31, 2018 and 2017, respectively	57	55
Class B common stock, $0.01 par value, 1,000,000 shares authorized; 100 shares issued and outstanding	—	—
Additional paid in capital	7,529	2,820
Accumulated other comprehensive loss	—	(1,301)
Accumulated deficit	(19,618)	(9,545)
Total stockholders’ deficit, Medley Management Inc.	(12,032)	(7,971)
Non-controlling interests in consolidated subsidiaries	(747)	(1,702)
Non-controlling interests in Medley LLC	(97,842)	(67,401)
Total deficit	(110,621)	(77,074)
Total Liabilities, Redeemable Non-controlling Interests and Equity	$78,216	$127,922

See accompanying notes to consolidated financial statements

Medley Management Inc.
Consolidated Statements of Operations

(Amounts in thousands, except share and per share amounts)

	For the Years Ended December 31,
	2018	2017	2016
Revenues
Management fees (includes Part I incentive fees of $0, $4,874 and $14,209 for the years ending 2018, 2017 and 2016, respectively)	$47,085	$58,104	$65,496
Performance fees	—	(1,974)	2,443
Other revenues and fees	10,503	9,201	8,111
Investment income (loss):
Carried interest	142	230	(22)
Other investment loss	(1,221)	(528)	(87)
Total Revenues	56,509	65,033	75,941
Expenses
Compensation and benefits	31,159	27,432	27,800
Performance fee compensation	507	(874)	(319)
General, administrative and other expenses	19,366	13,045	28,540
Total Expenses	51,032	39,603	56,021
Other Income (Expense)
Dividend income	4,311	4,327	1,304
Interest expense	(10,806)	(11,855)	(9,226)
Other (expense) income, net	(20,250)	1,363	(983)
Total expense, net	(26,745)	(6,165)	(8,905)
(Loss) income before income taxes	(21,268)	19,265	11,015
Provision for income taxes	258	1,956	1,063
Net (Loss) Income	(21,526)	17,309	9,952
Net (loss) income attributable to redeemable non-controlling interests in consolidated subsidiaries	(11,083)	6,718	2,549
Net (loss) income attributable to non-controlling interests in Medley LLC	(8,011)	9,664	6,406
Net (Loss) Income Attributable to Medley Management Inc.	$(2,432)	$927	$997
Dividends declared per share of Class A common stock	$0.80	$0.80	$0.80
Net (Loss) Income Per Share of Class A Common Stock:
Basic (Note 13)	$(0.65)	$0.07	$0.02
Diluted (Note 13)	$(0.65)	$0.07	$0.02
Weighted average shares outstanding – Basic and Diluted	5,579,628	5,553,026	5,804,042

See accompanying notes to consolidated financial statements

Medley Management Inc.
Consolidated Statements of Comprehensive Income (Loss)

(Amounts in thousands)

	For the Year Ended December 31,
	2018	2017	2016
Net (Loss) Income	$(21,526)	$17,309	$9,952
Other Comprehensive Income (Loss):
Change in fair value of available-for-sale securities (net of income tax benefit of $0.3 million for the year ended December 31, 2017)	—	(10,305)	194
Total Comprehensive (Loss) Income	(21,526)	7,004	10,146
Comprehensive (loss) income attributable to redeemable non-controlling interests and non-controlling interests in consolidated subsidiaries	(11,083)	6,690	2,577
Comprehensive (loss) income attributable to non-controlling interests in Medley LLC	(8,011)	721	6,539
Comprehensive (Loss) Income Attributable to Medley Management Inc.	$(2,432)	$(407)	$1,030

See accompanying notes to consolidated financial statements

Medley Management Inc.
Consolidated Statement of Changes in Equity

(Amounts in thousands, except share and per share amounts)

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non- controlling Interests in Consolidated Subsidiaries	Non- controlling Interests in Medley LLC	Total Deficit
	Shares	Dollars	Shares	Dollars
Balance at December 31, 2015	5,993,941	$60	100	$—	$631	$—	$(730)	$(459)	$(17,189)	$(17,687)
Net (loss) income	—	—	—	—	—	—	997	(16)	6,406	7,387
Change in fair value of available-for-sale securities, net of taxes	—	—	—	—	—	33	—	—	133	166
Stock-based compensation	—	—	—	—	3,811	—	—	—	—	3,811
Dividends on Class A common stock ($0.20 per share)	—	—	—	—	—	—	(5,521)	—	—	(5,521)
Excess tax benefit from dividends paid to RSU holders	—	—	—	—	64	—	—	—	20	84
Issuance of Class A common stock related to vesting of restricted stock units, net of shares withheld for employee taxes	31,404	—	—	—	—	—	—	—	—	—
Repurchases of Class A common stock	(216,215)	(2)	—	—	(1,196)	—	—	—	—	(1,198)
Contributions	—	—	—	—	—	—	—	12	—	12
Distributions	—	—	—	—	—	—	—	(1,547)	(21,115)	(22,662)
Reclassification of redeemable non-controlling interest	—	—	—	—	—	—	—	(41)	(12,155)	(12,196)
Issuance of non-controlling interests at fair value	—	—	—	—	—	—	—	334	(192)	142
Balance at December 31, 2016	5,809,130	58	100	—	3,310	33	(5,254)	(1,717)	(44,092)	(47,662)
Cumulative effect of accounting change due to the adoption of ASU 2016-09	—	—	—	—	1,039	—	(120)	—	(801)	118
Net income	—	—	—	—	—	—	927	16	9,664	10,607
Change in fair value of available-for-sale securities, net of income tax benefit	—	—	—	—	—	(1,334)	—	—	(8,943)	(10,277)
Stock-based compensation	—	—	—	—	2,770	—	—	—	—	2,770
Dividends on Class A common stock ($0.20 per share)	—	—	—	—	—	—	(5,766)	—	—	(5,766)
Reclass of cumulative dividends on forfeited RSUs to compensation and benefits expense	—	—	—	—	—	—	668	—	—	668
Issuance of Class common stock related to vesting of restricted stock units, net of shares withheld for employee taxes	193,282	2	—	—	(715)	—	—	—	—	(713)
Repurchases of Class A common stock	(521,344)	(5)	—	—	(3,584)	—	—	—		(3,589)
Distributions	—	—	—	—	—	—		(1)	(23,229)	(23,230)
Balance at December 31, 2017	5,481,068	55	100	—	2,820	(1,301)	(9,545)	(1,702)	(67,401)	(77,074)
Cumulative effect of accounting change due to the adoption of the new revenue recognition standard (Note 2)	—	—	—	—	—	—	(686)	—	(2,905)	(3,591)
Cumulative effect of accounting change due to the adoption of updated guidance on equity securities not accounted for under the equity method of accounting and the tax effects stranded in other comprehensive loss as a result of tax reform (Note 2)	—	—	—	—	—	1,301	(1,301)	—	—	—
Net income (loss)	—	—	—	—	—	—	(2,432)	279	(8,011)	(10,164)
Stock-based compensation	—	—	—	—	5,404	—	—	—	—	5,404

See accompanying notes to consolidated financial statements

Medley Management Inc.
Consolidated Statement of Changes in Equity (Continued)

(Amounts in thousands, except share and per share amounts)

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non- controlling Interests in Consolidated Subsidiaries	Non- controlling Interests in Medley LLC	Total Deficit
	Shares	Dollars	Shares	Dollars
Dividends on Class A common stock ($0.20 per share)	—	—	—	—	—	—	(5,750)	—	—	(5,750)
Reclass of cumulative dividends on forfeited restricted stock units to compensation and benefits expense	—	—	—	—	—	—	96	—	—	96
Issuance of Class A common stock related to vesting of restricted stock units, net of tax withholdings	219,940	2	—	—	(695)	—	—	—	—	(693)
Distributions	—	—	—	—	—	—	—	—	(20,490)	(20,490)
Contributions	—	—	—	—	—	—	—	2	—	2
Issuance of non-controlling interests in consolidated subsidiaries at fair value	—	—	—	—	—	—	—	674	—	674
Fair value adjustment to redeemable non-controlling interest in SIC Advisors LLC (Note 16)	—	—	—	—	—	—	—	—	965	965
Balance at December 31, 2018	5,701,008	$57	100	$—	$7,529	$—	$(19,618)	$(747)	$(97,842)	$(110,621)

See accompanying notes to consolidated financial statements

Medley Management Inc.
Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net (loss) income	$(21,526)	$17,309	$9,952
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Stock-based compensation	5,404	2,770	3,811
Amortization of debt issuance costs	741	1,579	1,018
Accretion of debt discount	667	1,126	958
Benefit from deferred taxes	(941)	424	(267)
Depreciation and amortization	1,076	911	913
Net change in unrealized depreciation on investments	20,900	554	(27)
Non-cash based performance fee compensation	619	—	—
Income (loss) from equity method investments	6	(274)	(425)
Impairment on investment held at cost	90	—	518
Reclassification of cumulative dividends paid on forfeited restricted stock units to compensation and benefits expense	96	668	—
Other non-cash amounts	56	(13)	169
Changes in operating assets and liabilities:
Management fees receivable	4,440	(2,084)	3,542
Performance fees receivable	—	1,974	(2,443)
Distributions of income received from equity method investments	691	629	1,475
Purchase of investments	(1,861)	(2,005)	—
Sale of investments	1,920	—	—
Other assets	2,153	1,009	(1,617)
Accounts payable, accrued expenses and other liabilities	1,686	(12,014)	(1,682)
Net cash provided by operating activities	16,217	12,563	15,895
Cash flows from investing activities
Purchases of fixed assets	(56)	(73)	(1,935)
Distributions received from equity method investments	—	172	203
Capital contributions to equity method investments	(1,538)	(322)	(279)
Purchases of investments	—	(34,980)	(16,815)
Net cash used in investing activities	(1,594)	(35,203)	(18,826)
Cash flows from financing activities
Repayments of loans payable	—	(44,800)	(50,513)
Proceeds from issuance of senior unsecured debt	—	69,108	52,588
Capital contributions from non-controlling interests	2	23,000	17,022
Distributions to non-controlling interests and redeemable non-controlling interests	(26,443)	(29,968)	(23,656)
Amount paid to former minority interest holder	(847)	—	—
Debt issuance costs	—	(2,868)	(2,916)
Dividends paid	(5,750)	(5,766)	(5,521)
Repurchases of Class A common stock	—	(3,589)	(1,198)
Payments of tax withholdings related to net share settlement of restricted stock units	(693)	(713)	—
Net cash (used in) provided by financing activities	(33,731)	4,404	(14,194)
Net decrease in cash and cash equivalents	(19,108)	(18,236)	(17,125)
Cash, cash equivalents and restricted cash equivalents, beginning of period	36,327	54,563	71,688
Cash, cash equivalents and restricted cash equivalents, end of period	$17,219	$36,327	$54,563

See accompanying notes to consolidated financial statements

Medley Management Inc.
Consolidated Statements of Cash Flows (Continued)

(Amounts in thousands)

	For the Year Ended December 31,
	2018	2017	2016
Reconciliation of cash, cash equivalents, and restricted cash equivalents reported on the consolidated balance sheets to the total of such amounts reported on the consolidated statements of cash flows
Cash and cash equivalents	$17,219	$36,327	$49,666
Restricted cash equivalents	—	—	4,897
Total cash, cash equivalents and restricted cash equivalents	$17,219	$36,327	$54,563
Supplemental cash flow information
Interest paid	$9,396	$8,664	$7,992
Income taxes paid	955	933	2,085
Supplemental disclosure of non-cash investing and financing activities
Fixed Assets	$—	$—	$2,293
Net deferred tax impact on cumulative effect of accounting change due to the adoption of the new revenue recognition standard (Note 2)	(125)	—	—
Reclassification of the income tax impact on cumulative effect of accounting change due to the adoption of accounting standards update 2016-01 (Note 2)	649	—	—
Reclassification of the income tax impact of the Tax Cuts and Jobs Act on items within accumulated other comprehensive loss to retained earnings due to the early adoption of accounting standards update 2018-02 (Note 2)	207	—	—
Deferred tax asset impact on cumulative effect of accounting change due to the adoption of accounting standards update 2016-09 (Note 2)	—	118	—
Reclassification of redeemable non-controlling interest in SIC Advisors LLC, including fair value adjustment of $965, to due to former minority interest holder (Note 16)	(12,275)	—	12,155
Issuance of non-controlling interest in consolidated subsidiaries, at fair value	—	—	192
Change in fair value of available-for-sale securities, net of income tax benefit	—	10,306	—

See accompanying notes to consolidated financial statements

Medley Management Inc.
Notes to Consolidated Financial Statements

1. ORGANIZATION AND BASIS OF PRESENTATION

Medley Management Inc. is an alternative asset management firm offering yield solutions to retail and institutional investors. Tsshe Company’s national direct origination franchise provides capital to the middle market in the United States of America. Medley Management Inc., through its consolidated subsidiary, Medley LLC, provides investment management services to permanent capital vehicles, long-dated private funds and separately managed accounts and serves as the general partner to the private funds, which are generally organized as pass-through entities. Medley Management Inc. is headquartered in New York City.

The Company’s business is currently comprised of only one reportable segment, the investment management segment, and substantially all of the Company operations are conducted through this segment. The investment management segment provides investment management services to permanent capital vehicles, long-dated private funds and separately managed accounts. The Company conducts its investment management business in the U.S., where substantially all its revenues are generated.

Initial Public Offering of Medley Management Inc.

Medley Management Inc. was incorporated on June 13, 2014 and commenced operations on September 29, 2014 upon the completion of its initial public offering (“IPO”) of its Class A common stock. Medley Management Inc. raised $100.4 million, net of underwriting discount, through the issuance of 6,000,000 shares of Class A common stock at an offering price to the public of $18.00 per share. Medley Management Inc. used the offering proceeds to purchase 6,000,000 newly issued LLC Units (defined below) from Medley LLC. Prior to the IPO, Medley Management Inc. had not engaged in any business or other activities except in connection with its formation and IPO.

In connection with the IPO, Medley Management Inc. issued 100 shares of Class B common stock to Medley Group LLC (“Medley Group”), an entity wholly owned by the pre-IPO members of Medley LLC. For as long as the pre-IPO members and then-current Medley personnel hold at least 10% of the aggregate number of shares of Class A common stock and LLC Units (defined below) (excluding those LLC Units held by Medley Management Inc.) then outstanding, the Class B common stock entitles Medley Group to a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to 10 times the number of membership units held by such holder. The Class B common stock does not participate in dividends and does not have any liquidation rights.

Medley LLC Reorganization

In connection with the IPO, Medley LLC amended and restated its limited liability agreement to modify its capital structure by reclassifying the 23,333,333 interests held by the pre-IPO members into a single new class of units (“LLC Units”). The pre-IPO members also entered into an exchange agreement under which they (or certain permitted transferees thereof) have the right, subject to the terms of an exchange agreement, to exchange their LLC Units for shares of Medley Management Inc.’s Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In addition, pursuant to the amended and restated limited liability agreement, Medley Management Inc. became the sole managing member of Medley LLC.

The pre-IPO owners were, subject to limited exceptions, prohibited from transferring any LLC Units held by them or any shares of Class A common stock received upon exchange of such LLC Units, until September 29, 2017, which was the third anniversary of the date of the closing of the IPO, without the Company’s consent. Thereafter and prior to the fourth and fifth anniversaries of the closing of the IPO, such holders may not transfer more than 33 1/3% and 66 2/3%, respectively, of the number of LLC Units held by them, together with the number of any shares of Class A common stock received by them upon exchange therefore, without the Company’s consent.

Medley Management Inc.
Notes to Consolidated Financial Statements

1. ORGANIZATION AND BASIS OF PRESENTATION (cont.)

Agreement and Plan of Merger

On August 9, 2018 MDLY entered into a definitive Agreement and Plan of Merger with Sierra Income Corporation (“Sierra” or “SIC”), pursuant to which MDLY will merge with and into Sierra Management Inc., a newly formed Delaware corporation (“Merger Sub”), and MDLY’s existing asset management business will continue to operate as a wholly owned subsidiary of Sierra. MDLY’s Class A stockholders will receive 0.3836 shares of Sierra’s common stock, $3.44 per share of cash consideration and $0.65 per share in special cash dividends for each share of Class A common stock held by them. Medley LLC unitholders will convert their units into shares of Class A common stock and will receive 0.3836 shares of Sierra’s common stock, $3.44 per share of cash consideration and $0.35 per share in a special cash dividend for each share of Class A common stock held by them.

Simultaneously, pursuant to the Agreement and Plan of Merger by and between Medley Capital Corporation (“MCC”) and Sierra, MCC will merge with and into SIC, with SIC as the surviving entity. MCC shareholders will receive 0.805 shares of the Sierra’s common stock for each share of MCC common stock they hold.

As a condition to closing, Sierra’s common stock will be listed to trade on the New York Stock Exchange. The mergers are cross conditioned upon each other and are subject to approval by the shareholders of MDLY, MCC and Sierra, regulators, including the SEC, other customary closing conditions and third party consents. While there can be no assurances as to the exact timing, or that the merger will be completed at all, the Company expects the merger to be completed as early as the first half of 2019.

Transaction expenses, primarily consisting of professional fees, related to the pending merger are included in general, administrative and other expenses and were approximately $3.8 million for the year ended December 31, 2018.

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Medley Management Inc., Medley LLC and its consolidated subsidiaries (collectively, “Medley” or the “Company”). Intercompany balances and transactions have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

In accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, the Company consolidates those entities where it has a direct and indirect controlling financial interest based on either a variable interest model or voting interest model. As such, the Company consolidates entities that the Company concludes are variable interest entities (“VIEs”), for which the Company is deemed to be the primary beneficiary and entities in which it holds a majority voting interest or has majority ownership and control over the operational, financial and investing decisions of that entity.

For legal entities evaluated for consolidation, the Company must determine whether the interests that it holds and fees paid to it qualify as a variable interest in an entity. This includes an evaluation of the management fees and performance fees paid to the Company when acting as a decision maker or service provider to the entity being evaluated. If fees received by the Company are customary and commensurate with the level of services provided, and the Company does not hold other economic interests in the entity that would absorb more than an insignificant amount of the expected losses or returns of the entity, the interest that the Company holds would not be considered a variable interest. The Company factors in all economic interests including proportionate interests through related parties, to determine if fees are considered a variable interest.

Medley Management Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

An entity in which the Company holds a variable interest is a VIE if any one of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support, (b) the holders of equity investment at risk have the right to direct the activities of the entity that most significantly impact the legal entity’s economic performance, (c) the voting rights of some investors are disproportionate to their obligation to absorb losses or rights to receive returns from a legal entity. For limited partnerships and other similar entities, non-controlling investors must have substantive rights to either dissolve the fund or remove the general partner (“kick-out rights”) in order to not qualify as a VIE.

For those entities that qualify as a VIE, the primary beneficiary is generally defined as the party who has a controlling financial interest in the VIE. The Company is generally deemed to have a controlling financial interest if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes initially involved with the VIE and reconsiders that conclusion continuously. The primary beneficiary evaluation is generally performed qualitatively on the basis of all facts and circumstances. However, quantitative information may also be considered in the analysis, as appropriate. These assessments require judgment. Each entity is assessed for consolidation on a case-by-case basis.

For those entities evaluated under the voting interest model, the Company consolidates the entity if it has a controlling financial interest. The Company has a controlling financial interest in a voting interest entity (“VOE”) if it owns a majority voting interest in the entity.

Consolidated Variable Interest Entities

Medley Management Inc. is the sole managing member of Medley LLC and, as such, it operates and controls all of the business and affairs of Medley LLC and, through Medley LLC, conducts its business. Under ASC 810, Medley LLC meets the definition of a VIE because the equity of Medley LLC is not sufficient to permit business activities without additional subordinated financial support. Medley Management Inc. has the obligation to absorb expected losses that could be significant to Medley LLC and holds 100% of the voting power, therefore Medley Management Inc. is considered to be the primary beneficiary of Medley LLC.

As a result, Medley Management Inc. consolidates the financial results of Medley LLC and its subsidiaries and records a non-controlling interest for the economic interest in Medley LLC held by the non-managing members. As of December 31, 2018, Medley Management Inc.’s and the non-managing members’ economic interests in Medley LLC are 18.9% and 81.1%, respectively, and as of December 31, 2017, were 18.7% and 81.3%, respectively. Net income (loss) attributable to the non-controlling interests in Medley LLC on the consolidated statements of operations represents the portion of earnings or losses attributable to the economic interest in Medley LLC held by its non-managing members. Non-controlling interests in Medley LLC on the consolidated balance sheets represents the portion of net assets of Medley LLC attributable to the non-managing members based on total LLC Units of Medley LLC owned by such non-managing members.

As of December 31, 2018, Medley LLC had three majority owned subsidiaries, Medley Seed Funding I LLC, Medley Seed Funding II LLC and STRF Advisors LLC, which are consolidated VIEs. Each of these entities was organized as a limited liability company and was legally formed to either manage a designated fund or to strategically invest capital as well as isolate business risk. As of December 31, 2018, total assets and total liabilities, after eliminating entries, of these VIEs reflected in the consolidated balance sheets were $22.2 million and less than $0.1 million, respectively. As of December 31, 2017, Medley LLC had four majority owned subsidiaries, Medley Seed Funding I LLC, Medley Seed Funding II LLC, STRF Advisors LLC and SIC Advisors LLC, which are consolidated VIEs. As of December 31, 2017, total assets and total liabilities, after eliminating entries, of these VIEs reflected in the consolidated balance sheets were $63.3 million and $13.0 million, respectively. Except to the extent of the assets of these VIEs that are consolidated, the holders of the consolidated VIEs’ liabilities generally do not have recourse to the Company.

Medley Management Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Seed Investments

The Company accounts for seed investments through the application of the voting interest model under ASC 810-10-25-1 through 25-14 and consolidates a seed investment when the investment advisor holds a controlling interest, which is, in general, 50% or more of the equity in such investment. For seed investments in which the Company does not hold a controlling interest, the Company accounts for such seed investment under the equity method of accounting, at its ownership percentage of such seed investment’s net asset value.

The Company seed funded $2.1 million to Sierra Total Return Fund (“STRF”), which commenced investment operations in June 2017. Since its inception through December 31, 2018, the Company owned 100% of the equity of STRF and, as such, consolidates STRF in its consolidated financial statements.

The balance sheet of STRF as of December 31, 2018 and 2017 is presented in the table below.

	As of December 31,
	2018	2017
	(in thousands)
Assets
Cash and cash equivalents	$274	$164
Investments, at fair value	1,952	2,005
Other assets	248	1,698
Total assets	$2,474	$3,867
Liabilities and Equity
Accrued expenses and other liabilities	$330	$1,744
Equity	2,144	2,123
Total liabilities and equity	$2,474	$3,867

As of December 31, 2018, the Company’s consolidated balance sheet reflects the elimination of $0.2 million of other assets, $0.1 million of accrued expenses and other liabilities and $2.1 million of equity as a result of the consolidation of STRF. As of December 31, 2017, the Company’s consolidated balance sheet reflects the elimination of $1.0 million of other assets, $1.5 million of accrued expenses and other liabilities and $2.1 million of equity as a result of the consolidation of STRF. During the years ended December 31, 2018 and 2017, STRF did not generate any significant income or losses from operations.

Non-Consolidated Variable Interest Entities

The Company holds interests in certain VIEs that are not consolidated because the Company is not deemed the primary beneficiary. The Company’s interest in these entities is in the form of insignificant equity interests and fee arrangements. The maximum exposure to loss represents the potential loss of assets by the Company relating to these non-consolidated entities.

As of December 31, 2018, the Company recorded investments, at fair value, attributed to these non-consolidated VIEs of $4.2 million, receivables of $1.8 million included as a component of other assets and a clawback obligation of $7.2 million included as a component of accounts payable, accrued expenses and other liabilities on the Company’s consolidated balance sheets. The clawback obligation assumes a hypothetical liquidation of a fund’s investments, at their then current fair values, and a portion of tax distributions relating to performance fees which would need to be returned. As of December 31, 2017, the Company recorded investments, at fair value, attributed to non-consolidated VIEs of $4.8 million, receivables of $2.4 million included as a component of other assets and a clawback obligation of $7.2 million included as a component of accounts payable, accrued expenses and other liabilities on the Company’s consolidated balance sheets. As of December 31, 2018, the Company’s maximum exposure to losses from these entities is $5.9 million.

Medley Management Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit and Market Risk

In the normal course of business, the Company’s underlying funds encounter significant credit and market risk. Credit risk is the risk of default on investments in debt securities, loans and derivatives that result from a borrower’s or derivative counterparty’s inability or unwillingness to make required or expected payments. Credit risk is increased in situations where the Company’s underlying funds are investing in distressed assets or unsecured or subordinate loans or in securities that are a material part of its respective business. Market risk reflects changes in the value of investments due to changes in interest rates, credit spreads or other market factors. The Company’s underlying funds may make investments outside of the United States. These non-U.S. investments are subject to the same risks associated with U.S. investments, as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing the investments, potentially adverse tax consequences, and the burden of complying with a wide variety of foreign laws.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Management’s estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances. These assumptions and estimates also require management to exercise judgment in the process of applying the Company’s accounting policies. Significant estimates and assumptions by management affect the carrying value of investments, certain accrued liabilities and the issuance of non-controlling interests at fair value. Actual results could differ from these estimates, and such differences could be material.

Indemnification

In the normal course of business, the Company enters into contractual agreements that provide general indemnifications against losses, costs, claims and liabilities arising from the performance of individual obligations under such agreements. The Company has not experienced any prior claims or payments pursuant to such agreements. The Company’s individual maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on management’s experience, the Company expects the risk of loss to be remote.

Non-Controlling Interests in Consolidated Subsidiaries

Non-controlling interests in consolidated subsidiaries represent the component of equity in such consolidated entities held by third-parties or the Company’s employees. These interests are adjusted for contributions to and distributions from the respective entities and are allocated income or loss based on their underlying ownership percentages.

Redeemable Non-Controlling Interests

Redeemable non-controlling interests represents interests of certain third parties that are not mandatorily redeemable but redeemable for cash or other assets at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the mezzanine section on the Company’s consolidated balance sheets.

Medley Management Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

Cash and cash equivalents include liquid investments in money market funds and demand deposits. The Company had cash balances with financial institutions in excess of Federal Deposit Insurance Corporation insured limits during the years ended December 31, 2018, and 2017. The Company monitors the credit standing of these financial institutions and has not experienced, and has no expectations of experiencing, any losses with respect to such balances.

Investments

Investments include equity method investments that are not consolidated but over which the Company exerts significant influence. The Company measures the carrying value of its public non-traded equity method investment at Net Asset Value (“NAV”) per share. The Company measures the carrying value of its privately-held equity method investments by recording its share of the underlying income or loss of these entities. Unrealized appreciation (depreciation) resulting from changes in fair value of the equity method investments is reflected as a component of investment income in the consolidated statements of operations along with the income and expense allocations from such investments.

The carrying amounts of equity method investments are reflected in Investments, at fair value in the consolidated balance sheets. As the underlying entities that the Company manages and invests in are, for U.S. GAAP purposes, primarily investment companies which reflect their investments at estimated fair value, the carrying value of the Company’s equity method investments in such entities approximates fair value. The Company evaluates its equity-method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

For presentation in its consolidated statements of cash flows, the Company treats distributions received from certain equity method investments using the cumulative earnings approach. Under the cumulative earnings approach, an investor would compare the distributions received to its cumulative equity-method earnings since inception. Any distributions received up to the amount of cumulative equity earnings would be considered a return on investment and classified in operating activities. Any distributions in excess of cumulative equity earnings would be considered a return of investment and classified in investing activities.

Investments also include publicly traded common stock. The Company measures the fair value of its publicly traded common stock at the quoted market price on the primary market or exchange on which they trade. Any realized gains (losses) from the sale of investments and unrealized appreciation (depreciation) resulting from changes in fair value are recorded in other income (expenses), net.

In connection with the adoption of the new revenue recognition guidance, ASC 606, Revenue from Contracts, on January 1, 2018, the Company reassessed its accounting policy for performance fees earned during the period which represent a capital allocation to the general partner or investment manager. As a result of this reassessment the Company has determined that it should account for such performance fees within the scope of ASC 323, Investments — Equity Method and Joint Ventures. Accordingly, these performance fees are now classified as carried interest within investment income on the Company’s consolidated statements of operations and balances due for such fees are included as a part of equity method investments within Investments, at fair value on the Company’s consolidated balance sheets. The Company has applied this change in accounting principle on a full retrospective basis, and prior periods presented have been reclassified to conform to the current period’s presentation.

Investments also include the Company’s investment in CK Pearl Fund, L.P. which is measured at cost less impairment. The Company performs a quantitative and qualitative assessment at each reporting date to determine whether the investment is impaired and an impairment loss equal to the difference between the carrying value and fair value is recorded within other income (expenses), net on the Company’s consolidated statement of operations if an impairment has been determined.

Medley Management Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investments of Consolidated Fund

In accordance with ASC 820, Fair Value Measurements and Disclosures, the consolidated fund has categorized its investments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 5. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. The consolidated fund weighs the use of third-party broker quotations, if any, in determining fair value based on management’s understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the consolidated fund’s board of trustees based upon input from management and third party valuation firms. Because these investments are illiquid and because there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

Fixed Assets

Fixed assets consist primarily of furniture and fixtures, computer equipment, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization.

The Company calculates depreciation expense for furniture and fixtures, and computer equipment using the straight-line method over the estimated useful life used for the respective assets, which generally ranges from three to seven years. Amortization of leasehold improvements is provided on a straight-line basis over the shorter of the remaining term of the underlying lease or estimated useful life of the improvement. Useful lives of leasehold improvements range from three to eight years. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from accounts and any resulting gain or loss is reflected in Other income (expense), net in the consolidated statements of operations.

Debt Issuance Costs

Debt issuance costs represent direct costs incurred in obtaining financing and are amortized over the term of the underlying debt using the effective interest method. Debt issuance costs associated with the Company’s revolving credit facility are presented as a deferred charge and are included as a component of other assets on the Company’s consolidated balance sheets. Debt issuance costs associated with the Company’s senior unsecured debt are presented as a direct reduction in the carrying value of such debt, consistent with the presentation of debt discount. Amortization of debt issuance costs is included as a component of interest expense in the Company’s consolidated statement of operations.

Revenues

As further described under Recently Issued Accounting Pronouncements Adopted as of January 1, 2018, the Company adopted new revenue recognition guidance for revenue from contracts with customers, effective January 1, 2018 using the modified retrospective approach. The adoption of this new guidance did not have an impact on the Company’s accounting for management fees, administrative fees and loan administration and transaction fees.

Management Fees

Medley provides investment management services to both public and private investment vehicles. Management fees include base management fees, other management fees, and Part I incentive fees, as described below.

Medley Management Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Base management fees are calculated based on either (i) the average or ending gross assets balance for the relevant period, (ii) limited partners’ capital commitments to the funds, (iii) invested capital, (iv) NAV or (v) lower of cost or market value of a fund’s portfolio investments. Depending upon the contracted terms of the investment management agreement, management fees are paid either quarterly in advance or quarterly in arrears, and are recognized as earned over the period the services are provided.

Certain management agreements provide for Medley to receive other management fee revenue derived from up front origination fees paid by the funds’ and/or separately managed accounts’ underlying portfolio companies. These fees are recognized when the Company becomes entitled to such fees.

Certain management agreements also provide for Medley to receive Part I incentive fee revenue derived from net investment income (excluding gains and losses) above a hurdle rate. As it relates to MCC, these fees are subject to netting against realized and unrealized losses. Part I incentive fees are paid quarterly and are recognized as earned in the period the services are provided.

Performance Fees

Performance fees are contractual fees which do not represent a capital allocation of income to the general partner or investment manager that are earned based on the performance of certain funds, typically, the Company’s separately managed accounts. Performance fees are earned based on the fund performance during the period, subject to the achievement of minimum return levels in accordance with the respective terms set out in each fund’s investment management agreement.

Prior to the adoption of ASC 606, effective January 1, 2018, the Company accounted for performance fees under Method 2 of ASC 605, Revenue Recognition, for revenue based on a formula. Under this method, performance fees for any period were based upon an assumed liquidation of the underlying fund’s net assets on the reporting date and were subject to reversal to the extent that cumulative previously recognized performance fees exceeded the amount due to the general partner or investment manager based on a fund’s cumulative investment returns. Upon the adoption of ASC 606, the Company accounts for performance fees in accordance with this new standard, and will only recognize performance fees when it is probable that a significant reversal of such fees will not occur in the future.

During the years ended December 31, 2018 and 2016, the Company did not record any reversals of previously recognized performance fees. During the year ended December 31, 2017, the Company recorded a reversal of $2.6 million of previously recognized performance fees under the previous revenue recognition standard.

Other Revenues and Fees

Medley provides administrative services to certain affiliated funds and is reimbursed for direct and allocated expenses incurred in providing such administrative services, as set forth in the respective underlying agreements. These fees are recognized as revenue in the period administrative services are rendered. Medley also acts as the administrative agent on certain deals for which Medley may earn loan administration fees and transaction fees. Medley may also earn consulting fees for providing non-advisory services related to our managed funds. These fees are recognized as revenue over the period to which the fees directly relate.

Carried Interest

Carried interest are performance based fees that represent a capital allocation of income to the general partner or investment manager. Carried interest are allocated to the Company based on cumulative fund performance to date, subject to the achievement of minimum return levels in accordance with the respective terms set out in each fund’s governing documents.

Prior to January 1, 2018, the Company accounted for carried interest under Method 2 of ASC 605, as previously described above. Upon adoption of ASC 606, the Company reassessed its accounting policy for carried interest and determined that carried interest is within the scope of the accounting for equity method investments, ASC 323,

Medley Management Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investments-Equity Method and Joint Ventures, and, as such, is not within the scope of ASC 606. Under ASC 323, the Company records carried interest in a consistent manner as it historically had which is based upon an assumed liquidation of that fund’s net assets as of the reporting date, regardless of whether such amounts have been realized. For any given period, carried interest on the Company’s consolidated statements of operations may include reversals of previously recognized carried interest due to a decrease in the value of a particular fund that results in a decrease of cumulative fees earned to date. Since fund return hurdles are cumulative, previously recognized carried interest also may be reversed in a period of appreciation that is lower than the particular fund’s hurdle rate.

Carried interest received in prior periods may be required to be returned by the Company in future periods if the funds’ investment performance declines below certain levels. Each fund is considered separately in this regard and, for a given fund, carried interest can never be negative over the life of a fund. If upon a hypothetical liquidation of a fund’s investments, at their then current fair values, previously recognized and distributed carried interest would be required to be returned, a liability is established for the potential clawback obligation. As of December 31, 2018, the Company had not received any carried interest distributions, except for tax distributions related to the Company’s allocation of net income, which included an allocation of carried interest. Pursuant to the organizational documents of each respective fund, a portion of these tax distributions may be subject to clawback. As of December 31, 2018 and 2017, the Company had accrued $7.2 million for clawback obligations that would need to be paid if the funds were liquidated at fair value as of the end of the reporting period. The Company’s actual obligation, however, would not become payable or realized until the end of a fund’s life.

Other Investment Income (loss)

Other investment income is comprised of unrealized appreciation (depreciation) resulting from changes in fair value of the Company’s equity method investments in addition to the income and expense allocations from such investments.

Performance Fee Compensation

Performance fee compensation relates to compensation expense arising from either the issuance of profit interests or equity interests in certain subsidiaries to select employees. Such subsidiaries were either setup for the object and purpose of receiving carried interest or as the general partner to certain of our long dated funds.

Profit-sharing arrangements are accounted for under ASC 710, Compensation — General, which requires compensation expense to be measured at fair value at the grant date and expensed over the vesting period, which is usually the period over which the service is provided. The fair value of the profit interests are re-measured at each balance sheet date and adjusted for changes in estimates of cash flows and vesting percentages. The impact of such changes is recorded in the consolidated statements of operations as an increase or decrease to performance fee compensation.

The issuance of equity awards are accounted for under ASC 718, Compensation - Stock Compensation, which requires expense to be measured at fair value at the grant date and expensed over the vesting period. Once vested the Company accounts for such equity awards as a noncontrolling interest in its consolidated financial statements.

Stock-based Compensation

Stock-based compensation expense relating to equity based awards are measured at fair value as of the grant date, reduced for actual forfeitures in the period they occur, and expensed over the requisite service period on a straight-line basis as a component of compensation and benefits on the Company’s consolidated statements of operations.

Prior to January 1, 2017, the fair value of equity based awards were amortized on a straight line basis over the requisite service period as stock based compensation expense and was reduced for the impact of estimated forfeitures. The Company estimated forfeitures based on its historical experience and revised its estimate if actual forfeitures differed from its initial estimates. Effective January 1, 2017, the Company adopted a change in accounting policy as

Medley Management Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

a result of the adoption of ASU 2016-09 to account for forfeitures as they occur. As such, stock based compensation expense relating to equity based awards are measured at fair value as of the grant date, reduced for actual forfeitures in the period they occur, and expensed over the requisite service period on a straight-line basis as a component of compensation and benefits on the Company’s consolidated statements of operations.

Income Taxes

The Company accounts for income taxes using the asset and liability approach, which requires the recognition of tax benefits or expenses for temporary differences between the financial reporting and tax basis of assets and liabilities. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company also recognizes a tax benefit from uncertain tax positions only if it is “more likely than not” that the position is sustainable based on its technical merits. The Company’s policy is to recognize interest and penalties on uncertain tax positions and other tax matters as a component of its provision for income taxes. For interim periods, the Company accounts for income taxes based on its estimate of the effective tax rate for the year. Discrete items and changes in its estimate of the annual effective tax rate are recorded in the period they occur.

Medley Management Inc. is subject to U.S. federal, state and local corporate income taxes on its allocable portion of the income of Medley LLC at prevailing corporate tax rates. Medley LLC and its subsidiaries are not subject to federal, state and local corporate income taxes since all income, gains and losses are passed through to its members. However, a portion of taxable income from Medley LLC and its subsidiaries are subject to New York City’s unincorporated business tax, which is included in the Company’s provision for income taxes.

The Company analyzes its tax filing positions in all of the U.S. federal, state and local tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. If, based on this analysis, the Company determines that uncertainties in tax positions exist, a liability is established.

Class A Earnings per Share

The Company computes and presents earnings per share using the two-class method. Under the two-class method, the Company allocates earnings between common stock and participating securities. The two-class method includes an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and undistributed earnings for the period. For purposes of calculating earnings per share, the Company reduces its reported net earnings by the amount allocated to participating securities to arrive at the earnings allocated to Class A common stockholders. Earnings are then divided by the weighted average number of Class A common stock outstanding to arrive at basic earnings per share. Diluted earnings per share reflects the potential dilution beyond shares for basic earnings per share that could occur if securities or other contracts to issue common stock were exercised, converted into common stock, or resulted in the issuance of common stock that would have shared in our earnings. Participating securities consist of the Company’s unvested restricted stock units that contain non-forfeitable rights to dividend equivalent payments, whether paid or unpaid, in the number of shares outstanding in its basic and diluted calculations.

Reclassification of Prior Period Presentation

On January 1, 2018, the Company elected a change in accounting policy to account for performance fees earned which represent a capital allocation to the general partner or investment manager under ASC 323, Investments — Equity Method and Joint Ventures. As a result of this change in accounting policy, certain prior year amounts have been reclassified for consistency with the current period presentation. Performance fees earned which represent a capital allocation to the general partner or investment manager were reclassified from performance fee revenue to investment income along with capital-based allocations of income and losses from the Company’s equity method investments, which were previously classified within other income (expense), net on its consolidated statements of operations. On the Company’s consolidated balance sheets, receivable amounts related to such performance fees were reclassified from performance fees receivable to investments, at fair value. There were no changes to the

Medley Management Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

income allocations from the Company’s equity method investments, which are included within investments, at fair value. These reclassifications had no net effect on the reported consolidated statements of operations or consolidated balance sheets for any period.

Additionally, the Company has reclassified $0.2 million of cash and cash equivalents of its consolidated fund as of December 31, 2017 to cash and cash equivalents on the Company’s consolidated balance sheets to conform to the current year’s presentation.

Leases

Certain lease agreements contain escalating payments and rent holiday periods. The related rent expense is recorded on a straight-line basis over the length of the lease term. The difference between rent expense and rent paid is recorded as deferred rent. Leasehold improvements made by the lessee and funded by landlord allowances or other incentives are also recorded as deferred rent and are amortized as a reduction in rent expense over the term of the lease. Deferred rent is included as a component of accounts payable, accrued expenses and other liabilities on the Company’s consolidated balance sheets.

Recently Issued Accounting Pronouncements Adopted as of January 1, 2018

In May 2014, the FASB issued accounting standards update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC 606), and since then, has issued several amendments intended to provide interpretive clarifications and to reduce the cost and complexity of applying the new revenue recognition standard, both at transition and on an ongoing basis. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods or services. To achieve this, entities will apply a five step approach: (1) identify the contract(s) with a customer, (2) identify the performance obligations within the contract, (3) determine the transaction price, (4) allocate the transaction price to the separate performance obligations and (5) recognize revenue when, or as, each performance obligation is satisfied. The guidance also requires advanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

ASC 606 became effective for the Company beginning on January 1, 2018 and entities had the option of adopting this guidance using either a full retrospective or a modified retrospective approach. The Company adopted ASC 606 as of January 1, 2018 using the modified retrospective method. Under this method, the Company recognized the cumulative-effect of adoption of this guidance as an adjustment to equity as of January 1, 2018, as further described below, but did not restate prior periods presented in its consolidated financial statements.

Effective January 1, 2018, the Company’s current policy of recognizing performance fees earned from certain funds and separately managed accounts, which do not represent a capital allocation to the general partner or investment manager changed. Previously such fees were recognized on a hypothetical liquidation basis as of each reporting date (Method 2 of ASC 605, Revenue Recognition, for revenue based on a formula). Effective January 1, 2018, the Company will not be able to recognize such fees until such time that it is probable that a significant reversal in cumulative performance fees will not occur in the future. For performance fees earned which represent a capital allocation to the general partner or investment manager, the Company effected a change in accounting policy and now accounts for them under ASC 323, Investments - Equity Method and Joint Ventures. As such, these types of performance fees are not in the scope of the new revenue recognition standard. The Company expects that the pattern and amount of recognition under this new policy will not differ materially from the Company’s historical recognition of such fees, however the presentation and disclosure of such fees and the income from capital allocations related to these fees were altered. This change in accounting policy for performance fees earned which represent a capital allocation to the general partner or investment manager was retrospectively applied.

Additionally, as of January 1, 2018, the Company no longer defers reimbursable organizational, offering and other pre-launch costs associated with a fund’s formation. Effective January 1, 2018, the Company began expensing such costs as incurred until the respective fund commences operations and receives third party

Medley Management Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

committed capital. Reimbursements for these costs will be recognized as a component of other revenues in the Company’s consolidated statements of operations when the respective fund commences operations and receives third party committed capital.

As a result of the adoption of the new revenue recognition guidance, the Company recorded a cumulative effect decrease to equity of $3.6 million, net of benefit from income taxes of $0.1 million, as of January 1, 2018, which relates to (1) certain performance fee revenue that would not have met the “probable that significant reversal will not occur” criteria of $3.0 million and (2) the reversal of reimbursable fund formation costs which were deferred on the Company’s consolidated balance sheet of $0.7 million. Also, certain reimbursable costs incurred on behalf of the Company’s funds that were previously presented net in the Company’s consolidated statements of operations are now presented on a gross basis beginning January 1, 2018. There were no changes from the way the Company previously recognized management fees, administrative fees and loan administration and transaction fees as the result of its adoption of ASU 2014-09 or its change in accounting policy for performance fees earned which represent a capital allocation to the general partner or investment manager.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that all investments in equity securities (except those accounted for under the equity method of accounting) be measured at fair value with changes in fair value recognized in net income. This guidance eliminates the available-for-sale classification for equity securities with readily determinable fair values. However, companies may elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. The Company adopted this guidance effective January 1, 2018. Under this new guidance, changes in the fair value of available-for-sale securities will no longer be classified in the Company’s consolidated statements of comprehensive income but rather as a component of other income (expense), net in its consolidated statements of operations. As a result of the adoption of this ASU, on January 1, 2018, the Company reclassified $1.3 million of cumulative unrealized losses, net of income tax benefit, from accumulated other comprehensive (loss) income to members’ deficit on the Company’s consolidated balance sheet. Also, on the adoption date, the Company elected the measurement alternative provided under ASC 321, Investments - Equity Securities and will now account for its investment in CK Pearl Fund, L.P. at cost less impairment, adjusted for observable price changes for an identical or similar investment of the same issuer. The adoption of this guidance may have a significant impact to the consolidated statements of operations going forward as any changes to the fair value of the Company’s publicly traded securities that were previously accounted for as available-for-sale securities will now be reflected within other income (expense) on the Company’s consolidated statements of operations.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting. This guidance clarifies when changes to share-based payment awards must be accounted for as modifications. The guidance requires an entity to apply modification accounting guidance if the value, vesting conditions or classification of the award changes but will provide relief to entities that make non-substantive changes to their share-based payment awards. The Company adopted this guidance effective January 1, 2018. The Company has evaluated the impact of adopting this standard on its consolidated financial statements, and it did not have a significant impact on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This guidance permits entities to reclassify tax effects stranded in accumulated other comprehensive income (“OCI”) as a result of tax reform to retained earnings. An entity can apply this new guidance either (1) in the period of adoption or (2) retrospectively to each period in which the income tax effects of the 2017 Tax Cuts and Jobs Act related to items in accumulated OCI are recognized. The Company early adopted ASU 2018-02 effective January 1, 2018 and applied this new guidance in the period of adoption. As a result, $0.2 million of income taxes stranded in accumulated other comprehensive income was reclassified to accumulated deficit.

Medley Management Inc.
Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently Issued Accounting Pronouncements Adopted as of July 1, 2018

In February 2018, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2018-03 clarifies certain aspects of the guidance issued in ASU 2016-01. The clarifications in this accounting standards update relate to three classes of financial instruments: (1) equity securities without a readily determinable fair value, (2) financial liabilities for which the fair value option is elected and (3) forward contracts and purchase options on equity securities without a readily determinable fair value for which the measurement alternative is expected to be applied. This new guidance became effective for the Company on July 1, 2018 and the Company adopted such guidance as of that date. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase the transparency and comparability among organizations as it relates to lease assets and lease liabilities. This new guidance became effective for the Company on January 1, 2019. The Company adopted this guidance using a modified retrospective approach which was required for adoption for all leases that exist at or commence after the date of initial application with an option to use certain practical expedients. The Company has elected to use the practical expedients which would allow the Company to treat lease and non-lease components of its leases as a single component, have the ability to use hindsight in determining the lease term and assessing impairment of right-of-use assets, not to reassess lease classification or whether an arrangement is or contains a lease and not to reassess its initial accounting for direct lease costs.

The Company has evaluated all of its leases and determined that there will not be a material impact on the amount or timing of recording lease expense as a result of adopting ASC 842. The adoption of ASC 842 will, however, result in the establishment of a right-of-use asset and a lease liability on the Company’s consolidated balance sheet. The Company currently anticipates that the right-of-use asset and lease liability recognized upon adoption will be approximately $8.2 million and $10.2 million, respectively. The Company does not anticipate that the adoption of ASC 842 will result in significant changes to its internal processes, including its internal control over financial reporting. Additionally, it does not anticipate that the adoption will impact any covenants associated with its financial obligations. The Company adopted this guidance using the transition method that allows it to initially apply Topic 842 at the adoption date of January 1, 2019.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement.” This guidance eliminates certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. This new guidance is effective beginning on January 1, 2020, with early adoption permitted. Certain disclosures in the new guidance will need to be applied on a retrospective basis and others on a prospective basis. The Company is currently evaluating the impact of the new guidance and it is not expected to have a material impact on the Company’s consolidated financial statements.

The Company does not believe any other recently issued, but not yet effective, revisions to authoritative guidance will have a material effect on its consolidated balance sheets, results of operations or cash flows.

3. REVENUES FROM CONTRACTS WITH CUSTOMERS

The majority of the Company’s revenues are derived from investment management and advisory contracts that are accounted for in accordance with the new revenue recognition standard, ASC 606.

Medley Management Inc.
Notes to Consolidated Financial Statements

3. REVENUES FROM CONTRACTS WITH CUSTOMERS (cont.)

Performance Obligations

Performance obligations are the unit of account under the new revenue recognition standard and represent the distinct goods or services that are promised to the customer. The majority of the Company’s contracts have a single performance obligation to provide asset management, advisory and other related services to permanent capital vehicles, long-dated private funds and separately managed accounts. The Company also has a separate performance obligation to act as an agent for certain third party lenders and provide loan administration services to certain borrowers. These loan administration services also represent a single performance obligation.

The Company primarily provides investment management services to a fund by managing the fund’s investments and maximizing returns on those investments. The Company’s asset management, advisory and other related services are transferred over time to the customer on a day-to-day basis. The contracts with each fund create a distinct performance obligation for each quarter the Company provides the promised services to the customer, from which the customer can benefit from each individual quarter of service. Furthermore, each quarter of the promised services is considered separately identifiable because there is no integration of the promised services between quarters, each quarter does not modify services provided prior to that quarter, and the services provided are not interdependent or interrelated. Most services provided to these funds are provided continuously over the contract period, so the services in the contract generally represent a single performance obligation comprising a series of distinct service periods. A contract’s transaction price is allocated to the series of distinct services that constitute a single performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

The management fees earned by the Company are largely dependent on fluctuations in the market and, thus, the determination of such fees is highly susceptible to factors outside the Company’s influence. Management fees typically have a large number and broad range of possible consideration amounts and historical experience is generally not indicative of future performance of the market. Hence, the Company is applying the exemption provided under the new revenue recognition guidance as the Company is unable to estimate the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied and the variable consideration is allocated entirely to a wholly unsatisfied performance obligation.

The new revenue recognition standard also revises the criteria for determining if an entity is acting as a principal or agent in certain arrangements. Depending on whether the Company is acting as the principal or as an agent, certain reimbursable expenses that were previously recorded net are now presented as an expense on a gross basis on the Company’s consolidated statement of operations.

Significant Judgments

The Company’s contracts with customers generally include a single performance obligation to provide asset management, advisory and other related services on a quarterly basis. Revenues are recognized as such performance obligation is satisfied and the constraint on the management fees is lifted on a quarterly basis, hence, the Company does not need to exercise significant judgments in regards to management fees. Consideration for management fees is received on a quarterly basis as the performance obligations is satisfied.

With respect to performance fees based on the economic performance of its SMAs, significant judgment is required when determining recognition of revenues. Such judgments include:

•        whether the fund is near final liquidation

•        whether the fair value of the remaining assets in the fund is significantly in excess of the threshold at which the Company would earn an incentive fee

•        the probability of significant fluctuations in the fair value of the remaining assets

•        the SMA’s remaining investments are under contract for sale with contractual purchase prices that would result in no clawback and it is highly likely that the contracts will be consummated

Medley Management Inc.
Notes to Consolidated Financial Statements

3. REVENUES FROM CONTRACTS WITH CUSTOMERS (cont.)

As such, the Company will consider the above factors at each reporting period to determine whether there is an amount of the SMA performance fees which should be recognized as revenue because it is probable that there will not be a significant future revenue reversal, hence, the “constraint” on the performance fees has been lifted.

The Company accounts for performance fees which represent capital allocations to the general partner or investment manager pursuant to accounting rules relating to investments accounted for under the equity method of accounting. As such, these types of performance fees are not within the scope of the new revenue recognition standard and the above significant judgments and constraints do not apply to them. Refer to Note 2 “Summary of Significant Accounting Policies” and Note 4 “Investments” for additional information.

Revenue by Category

The following tables present the Company’s revenue from contracts with customers disaggregated by type of customer for the year ended December 31, 2018.

	Permanent Capital Vehicles	Long-dated Private Funds	SMAs	Other	Total
	(in thousands)
Management fees	$32,471	$8,122	$6,492	$—	$47,085
Performance fees	—	—	—	—	—
Other revenues and fees	6,895	—	—	3,608	10,503
Total revenues from contracts with customers	$39,366	$8,122	$6,492	$3,608	$57,588

Other revenues and fees primarily consist of revenues earned by Medley while providing administrative services to certain affiliated funds. The Other category above includes revenues earned by Medley while serving as loan administrative agent on certain deals, including loan administration and transaction fees. Additionally, this balance includes reimbursable origination and deal expenses, reimbursable entity formation and organizational expenses and consulting fees.

The Company’s asset management, advisory and other related services are transferred over time and the Company recognizes these revenues over time as well.

Contract Balances

For certain customers, the Company has a performance obligation to provide loan administration services. The timing of revenue recognition may differ from the timing of invoicing to such customers or receiving consideration. For the majority of these services cash deposits are received prior to the performance obligation being met. The performance obligation of acting as a loan administrator is satisfied over time, therefore, the Company defers any payments received upfront as deferred revenue and recognizes revenue on a pro-rata basis over time as the loan administrative services are performed.

These contract liabilities are reported as deferred revenue within accounts payable, accrued expenses and other liabilities on the consolidated balance sheets and amounted to $0.3 million as of December 31, 2018. During the year ended December 31, 2018, the company recognized revenue from amounts included in deferred revenue of $0.7 million and received cash deposits of $0.8 million.

The Company did not have any contract assets as of December 31, 2018.

Comparative Tables

As the Company adopted the new revenue guidance (ASC 606) under the modified retrospective method, the Company is required to present what the Company’s revenues would have been under the previous revenue guidance

Medley Management Inc.
Notes to Consolidated Financial Statements

3. REVENUES FROM CONTRACTS WITH CUSTOMERS (cont.)

(ASC 605). The following tables present the reconciliation between the financial statement line items reported on the consolidated balance sheet as of December 31, 2018 under ASC 606 to what would have been reported under the previous guidance ASC 605.

	As of December 31, 2018
	As Reported under ASC 606	Adjustments to reported balances	Balances under ASC 605
Assets	(in thousands)
Performance fees receivable	$—	$1,346	$1,346
Other assets	14,298	825	15,123
Liabilities
Accounts payable, accrued expenses and other liabilities	26,739	134	26,873
Equity
Total equity	(110,621)	2,037	(108,584)

The following tables present the reconciliation between the Company’s reported consolidated statement of operations for the year ended December 31, 2018 under ASC 606 to what would have been reported under the previous revenue recognition guidance, ASC 605.

	For the year ended December 31, 2018
	As Reported under ASC 606	Adjustments to reported balances	Balances under ASC 605
	(in thousands)
Revenues
Management fees	$47,085	$—	$47,085
Performance fees	—	(1,641)	(1,641)
Other revenues and fees	10,503	(1,889)	8,614
Investment income (loss):
Carried interest	142	—	142
Other investment loss	(1,221)	—	(1,221)
Total Revenues	56,509	(3,530)	52,979
Expenses
Compensation and benefits	31,159	—	31,159
Performance fee compensation	507	—	507
General, administrative and other expenses	19,366	(1,906)	17,460
Total Expenses	51,032	(1,906)	49,126
Other Income (Expense)
Dividend income	4,311	—	4,311
Interest expense	(10,806)	—	(10,806)
Other expense, net	(20,250)	—	(20,250)
Total Other Expense, Net	(26,745)	—	(26,745)
Loss before provision for income taxes	(21,268)	(1,624)	(22,892)
Provision for income taxes	258	20	278
Net Loss	(21,526)	(1,644)	(23,170)
Net loss attributable to redeemable non-controlling interests in consolidated subsidiaries	(11,083)	—	(11,083)
Net Loss Attributable to non-controlling interests in Medley LLC and Medley Management Inc.	$(10,443)	$(1,644)	$(12,087)
Net Loss Per Share of Class A Common Stock:
Basic	$(0.65)	$(0.29)	$(0.94)
Diluted	$(0.65)	$(0.29)	$(0.94)
Weighted average shares outstanding – Basic and Diluted	5,579,628	—	5,579,628

Medley Management Inc.
Notes to Consolidated Financial Statements

3. REVENUES FROM CONTRACTS WITH CUSTOMERS (cont.)

Assets Recognized for the Costs to Obtain or Fulfill a Contract

As part of providing investment management services to a fund, the Company might incur certain placement fees to third parties for obtaining new investors for the fund. The Company determined that placement fees which are paid in cash over time, as fees are earned, do not relate to a new contract at the time the payment is made. These costs do not represent a cost to obtain a new contract but rather a cost to fulfill an existing contract. The Company does not recognize any assets for the incremental costs of obtaining or fulfilling a contract with a customer and expenses placement fees as incurred.

4. INVESTMENTS

Investments consist of the following:

	As of December 31,
	2018	2017
	(in thousands)
Equity method investments, at fair value	$13,422	$14,136
Investment in shares of MCC, at fair value	20,633	40,491
Investment held at cost	418	—
Investments of consolidated fund	1,952	2,005
Total investments, at fair value	$36,425	$56,632

Equity Method Investments

Medley measures the carrying value of its public non-traded equity method investment at NAV per share. Unrealized appreciation (depreciation) resulting from changes in NAV per share is reflected as a component of other investment loss on the Company’s consolidated statements of operations. The carrying value of the Company’s privately-held equity method investments is determined based on the amounts invested by the Company plus the equity in earnings or losses of the investee allocated based on the respective underlying agreements, less distributions received.

The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. There were no impairment losses recorded during the year ended December 31, 2018, 2017 or 2016.

As of December 31, 2018 and 2017, the Company’s carrying value of its equity method investments was $13.4 million and $14.1 million, respectively. The Company’s equity method investment in shares of Sierra Income Corporation (“SIC” or “Sierra”), a related party, were $7.4 million and $8.5 million as of December 31, 2018 and 2017, respectively. The remaining balance as of December 31, 2018 and 2017 relates primarily to the Company’s investments in Medley Opportunity Fund II, LP (“MOF II”), Medley Opportunity Fund III LP (“MOF III”), Medley Opportunity Fund Offshore III LP (“MOF III Offshore”) and Aspect-Medley Investment Platform B LP (“Aspect B”).

For performance fees earned which represent a capital allocation to the general partner or investment manager, the Company elected a change in accounting policy and, as of January 1, 2018, accounts for such fees under the equity method of accounting. As such, commencing on January 1, 2018, performance fees due to the Company are included as a component of equity method investments within investments, at fair value rather than as a component of performance fees receivable on the Company’s consolidated balance sheets. As of December 31, 2018 and 2017, the balance due to the Company for such performance fees was $0.4 million and $0.2 million, respectively. Revenues associated with these performance fees are classified as carried interest within investment income on the Company’s consolidated statements of operations.

The entities in which the Company’s investments are accounted for under the equity method are considered to be related parties.

Medley Management Inc.
Notes to Consolidated Financial Statements

4. INVESTMENTS (cont.)

Investments in shares of MCC, at fair value

As of December 31, 2018 and 2017, the Company held 7,756,938 shares of MCC which are carried at fair value based upon the quoted market price on the exchange on which the shares trade. During the year ended December 31, 2018, the Company recognized unrealized losses of $19.9 million, which were included as a component of other income (expense), net on the Company’s consolidated statements of operations. Of that amount, $16.3 million was allocated to net loss attributable to redeemable non-controlling interest in consolidated subsidiaries and $3.6 million to net loss attributable to Medley LLC.

Prior to the adoption of ASU 2016-01 on January 1, 2018, the Company’s investment in shares of MCC were classified as available-for-sale securities, with cumulative unrealized gains (losses) recorded in other comprehensive income (loss). During the year ended December 31, 2017, the Company recorded unrealized losses of $11.1 million, respectively, as a component of other comprehensive income.

Investment Held at Cost

Effective January 1, 2018, the Company elected to use the measurement alternative provided under ASC 321, Investments- Equity Securities and measure its investment in CK Pearl at cost less impairment, adjusted for observable price changes for an identical or similar investment of the same issuer. The carrying amount of this investment was $0.4 million as of December 31, 2018 and $0.5 million as of December 31, 2017. During the years ended December 31, 2018 and 2016, the Company recorded a $0.1 million and a $0.5 million impairment loss on its investment in CK Pearl Fund, respectively, which is included as a component of other income (expense), net on the consolidated statements of operations. There was no impairment losses recorded during the year ended December 31, 2017.

Prior to January 1, 2018, the Company’s investment in CK Pearl was accounted for under the equity method. The carrying value of the Company’s investment in CK Pearl was determined based on the financial information provided to the Company by the fund manager and the likelihood of recovering the Company’s investment in the fund.

Investments of consolidated fund

Medley measures the carrying value of investments held by its consolidated fund at fair value. As of December 31, 2018, investments of consolidated fund consisted of $0.4 million of equity investments and $1.6 million of senior secured loans. As of December 31, 2017, investments of consolidated fund consisted of $0.4 million of equity investments and $1.6 million of senior secured loans. Refer to Note 5 “Fair Value Measurements” for additional information.

Significant equity method investments

In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, the Company must assess whether any of its equity method investments are significant equity method investments. In evaluating the significance of these investments, the Company performed the income test, the investment test and the asset test described in S-X 3-05 and S-X 1-02(w). Rule 3-09 of Regulation S-X requires separate audited financial statements of an equity method investee in an annual report if either the income or investment test exceeds 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information in an annual report if any of the three tests exceeds 10%, or 20% in the case of smaller reporting companies. Under the asset test, the Company’s proportionate share of its equity method investees’ aggregated assets exceeded the applicable threshold of 20% for smaller reporting companies, and the Company has determined to hold significant equity method investments and is required to provide summarized financial information for these investees for all periods presented in this Form 10-K. The Company believes that the financial captions below are the most meaningful given that the investees are investment companies.

Medley Management Inc.
Notes to Consolidated Financial Statements

4. INVESTMENTS (cont.)

The following table provides summarized balance sheet information for the Company’s equity method investees, as of December 31, 2018 and 2017.

	As of December 31,
	2018	2017
Balance Sheet Data	(in thousands)
Investments, at fair value	$1,417,176	$1,641,373
Cash	97,889	88,084
Other assets	57,677	74,969
Total assets	$1,572,742	$1,804,426

Debt	$367,424	$440,759
Other liabilities	20,686	22,365
Total liabilities	388,110	463,124
Net assets	$1,184,632	$1,341,302

The following table provides summarized income statement information for the Company’s equity method investees, for the years ended December 31, 2018, 2017 and 2016.

	Years Ended December 31,
	2018	2017	2016
Summary of Operations	(in thousands)
Total revenues	$142,431	$162,386	$161,475
Total expenses	64,339	64,517	50,548
Net realized and unrealized gain / (loss) on investments	(131,554)	(89,508)	(1,865)
Net income (loss)	$(53,462)	$8,361	$109,062

5. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Financial investments recorded at fair value in the consolidated financial statements are categorized for disclosure purposes based upon the level of judgment associated with the inputs to the valuation of the investment as of the measurement date. Investments which are valued using NAV as a practical expedient are excluded from this hierarchy:

•        Level I — Valuations based on quoted prices in active markets for identical assets or liabilities at the measurement date.

•        Level II — Valuations based on inputs other than quoted prices in active markets included in Level I, which are either directly or indirectly observable at the measurement date. This category includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in non- active markets including actionable bids from third parties for privately held assets or liabilities, and observable inputs other than quoted prices such as yield curves and forward currency rates that are entered directly into valuation models to determine the value of derivatives or other assets or liabilities.

•        Level III — Valuations based on inputs that are unobservable and where there is little, if any, market activity at the measurement date. The inputs for the determination of fair value may require significant management judgment or estimation and are based upon management’s assessment of the assumptions that market participants would use in pricing the assets and liabilities. These investments include debt and

Medley Management Inc.
Notes to Consolidated Financial Statements

5. FAIR VALUE MEASUREMENTS (cont.)

equity investments in private companies or assets valued using the Market or Income Approach and may involve pricing models whose inputs require significant judgment or estimation because of the absence of any meaningful current market data for identical or similar investments. The inputs in these valuations may include, but are not limited to, capitalization and discount rates, beta and EBITDA multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level III information, assuming no additional corroborating evidence.

The following tables summarize the fair value hierarchy of the Company’s financial assets measured at fair value:

	As of December 31, 2018
	Level I	Level II	Level III	Total
Assets	(in thousands)
Investments of consolidated fund	$258	$—	$1,694	$1,952
Investment in shares of MCC	20,633	—	—	20,633
Total Assets	$20,891	$—	$1,694	$22,585
	As of December 31, 2017
	Level I	Level II	Level III	Total
Assets	(in thousands)
Investments of consolidated fund	$435	$—	$1,570	$2,005
Investment in shares of MCC	40,491	—	—	40,491
Total Assets	$40,926	$—	$1,570	$42,496

Included in investments of consolidated fund as of December 31, 2018 are Level I assets of $0.3 million in equity investments and Level III assets of $1.7 million, which consists of senior secured loans and equity investments. Included in investments of consolidated fund as of December 31, 2017 are Level I assets of $0.4 million in equity investments and Level III assets of $1.6 million, which consists of senior secured loans and preferred equity investments. The significant unobservable inputs used in the fair value measurement of Level III assets of the consolidated fund’s investments in senior secured loans include market yields. Significant increases or decreases in market yields in isolation would result in a significantly higher or lower fair value measurement. There were no significant unrealized gains or losses related to the investments of consolidated fund for the years ended December 31, 2018 and 2017.

The following is a summary of changes in fair value of the Company’s financial assets that have been categorized within Level III of the fair value hierarchy (in thousands):

	Level III Financial Assets as of December 31, 2018
	Balance at December 31, 2017	Purchases	Transfers In or (Out) of Level III	Unrealized Depreciation	Sale of Level III Assets	Balance at December 31, 2018
Investments of consolidated fund	$1,570	583	—	(3)	(456)	$1,694

A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting all levels of the fair value hierarchy are reported as transfers in or out of Level I, II or III category as of the beginning of the quarter during which the reclassifications occur. There were no transfers between levels in the fair value hierarchy during the year ended December 31, 2018.

Medley Management Inc.
Notes to Consolidated Financial Statements

5. FAIR VALUE MEASUREMENTS (cont.)

When determining the fair value of publicly traded equity securities, the Company uses the quoted closing market price as of the valuation date on the primary market or exchange on which they trade. Our equity method investments for which fair value is measured at NAV per share, or its equivalent, using the practical expedient, are not categorized in the fair value hierarchy.

The Company’s investments of consolidated fund are treated as investments at fair value and any realized and unrealized gains and losses from those investments are recorded through the consolidated statement of operations. The Company’s treatment is consistent with that of STRF, which is considered an investment company under ASC 946, Financial Services - Investment Companies, for standalone reporting purposes.

6. OTHER ASSETS

Other assets consist of the following:

	As of December 31,
	2018	2017
	(in thousands)
Fixed assets, net of accumulated depreciation and amortization of $3,446 and $2,370, respectively	$3,140	$4,160
Security deposits	1,975	1,975
Administrative fees receivable (Note 12)	1,645	1,903
Deferred tax assets (Note 13)	3,739	2,777
Due from affiliates (Note 12)	1,421	2,979
Prepaid expenses and taxes	1,113	1,353
Other assets	1,265	2,115
Total other assets	$14,298	$17,262

7. SENIOR UNSECURED DEBT

The carrying value of the Company’s senior unsecured debt consists of the following:

	As of December 31,
	2018	2017
	(in thousands)
2026 Notes, net of unamortized discount and debt issuance costs of $2,946 and $3,266, respectively	$50,649	$50,329
2024 Notes, net of unamortized premium and debt issuance costs of $2,031 and $2,437, respectively	66,969	66,563
Total senior unsecured debt	$117,618	$116,892

2026 Notes

On August 9, 2016 and October 18, 2016, the Company issued debt consisting of $53.6 million in aggregate principal amount of senior unsecured notes due 2026 at a stated coupon rate of 6.875% (the “2026 Notes”). The net proceeds from these offerings were used to pay down a portion of the Company’s outstanding indebtedness under its Term Loan Facility. Interest is payable quarterly and interest payments commenced on November 15, 2016. The 2026 Notes are subject to redemption in whole or in part at any time or from time to time, at the option of the Company, on or after August 15, 2019 at a redemption price per security equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments. The 2026 notes were recorded net of discount and direct issuance costs of $3.8 million which are being amortized over the term of the notes using the effective interest rate method. The 2026 Notes are listed on the New York Stock Exchange and trades thereon under the trading symbol “MDLX.” The fair value of the 2026 Notes based on their underlying quoted market price was $43.4 million as of December 31, 2018.

Medley Management Inc.
Notes to Consolidated Financial Statements

7. SENIOR UNSECURED DEBT (cont.)

Interest expense on the 2026 Notes, including accretion of note discount and amortization of debt issuance costs, was $4.0 million for each of the years ended December 31, 2018 and 2017 and $1.2 million for the year ended December 31, 2016.

2024 Notes

On January 18, 2017 and February 22, 2017, the Company issued $69.0 million in aggregate principal amount of senior unsecured notes due 2024 at a stated coupon rate of 7.25% (the “2024 Notes”). The net proceeds from these offerings were used to pay down the remaining portion of the Company’s outstanding indebtedness under its Term Loan Facility with the remaining to be used for general corporate purposes. Interest is payable quarterly and interest payments commenced on April 30, 2017. The 2024 Notes are subject to redemption in whole or in part at any time or from time to time, at the option of the Company, on or after January 30, 2020 at a redemption price per security equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments. The 2024 notes were recorded net of premium and direct issuance costs of $2.8 million which are being amortized over the term of the notes using the effective interest rate method. The 2024 Notes are listed on the New York Stock Exchange and trades thereon under the trading symbol “MDLQ.” The fair value of the 2024 Notes based on their underlying quoted market price was $61.1 million as of December 31, 2018.

Interest expense on the 2024 Notes, including amortization of debt premium and debt issuance costs, was $5.4 million and $4.9 million for the years ended December 31, 2018 and 2017, respectively.

8. LOANS PAYABLE

Loans payable consist of the following:

	As of December 31,
	2018	2017
	(Amounts in thousands)
Non-recourse promissory notes, net of unamortized discount of $108 and $767, respectively	$9,892	$9,233
Total loans payable	$9,892	$9,233

CNB Credit Agreement

On August 19, 2014, the Company entered into a $15.0 million senior secured revolving credit facility with City National Bank (as amended, the “Revolving Credit Facility”). The most recent amendment dated September 22, 2017 extended the Revolving Credit Facility maturity date to March 31, 2020 and provides for an incremental facility in an amount up to $10.0 million upon the fulfillment of certain customary conditions, as well as other changes. The Company intends to use any proceeds from borrowings under the Revolving Credit Facility for general corporate purposes, including funding of its working capital needs. Borrowings under the Revolving Credit Facility bear interest, at the option of the Company, either (i) at an Alternate Base Rate, as defined, plus an applicable margin not to exceed 0.25% or (ii) at an Adjusted LIBOR plus an applicable margin not to exceed 2.5%. As of the year ended December 31, 2018, there were no amounts drawn under the Revolving Credit Facility. The capitalized terms below are defined in the Revolving Credit Facility, where applicable.

The Revolving Credit Facility also contains financial covenants that require the Company to maintain a Maximum Net Leverage Ratio, as defined, of not greater than 5.0 to 1.0, a Total Leverage Ratio, as defined, of not greater than 7.0 to 1.0 and Core EBITDA, as defined, of not less than $15.0 million. These ratios are calculated on a trailing twelve months basis and are calculated using the Company’s financial results and include adjustments made to calculate Core EBITDA. Non-compliance with any of the financial or non-financial covenants without cure or waiver would constitute an event of default. The Revolving Credit Facility also contains customary negative covenants and other customary events of default, including defaults based on events of bankruptcy and insolvency, dissolution,

Medley Management Inc.
Notes to Consolidated Financial Statements

8. LOANS PAYABLE (cont.)

nonpayment of principal, interest or fees when due, breach of specified covenants, change in control and material inaccuracy of representations and warranties. As of December 31, 2018, the Company was not in compliance with its financial covenants due to the impact of the costs associated with its pending merger on Core EBITDA.

On March 28, 2019, the Company entered into Amendment Number Four to Credit Agreement and Waiver (“Amendment Four”) with City National Bank (“CNB”). Amendment Four limits the aggregate amount of borrowings at any one time outstanding not to exceed the lesser of (a) the Maximum Revolver Amount, as defined, and (b) Core EBITDA calculated for the twelve month period ending on the last day of the month that is 30 days prior to the date of borrowing; provided, that at no time shall the amount of such lender’s aggregate loans exceed such lender’s revolving credit facility commitment. Also pursuant to Amendment Four, CNB agreed to waive the financial covenants relating to Total Leverage Ratio and Core EBITDA with respect to the period ending December 31, 2018. The Company is currently in discussions with City National Bank to further amend the covenants under the Revolving Credit Facility which would be effective for the second quarter of 2019 through the Revolving Credit Facility’s maturity date. There were no amounts drawn under the Revolving Credit Facility since its inception through December 31, 2018.

Amortization of deferred issuance costs associated with the Revolving Credit Facility were $0.1 million for the years ended December 31, 2018, 2017 and 2016.

Credit Suisse Term Loan Facility

On August 14, 2014, the Company entered into a $110.0 million senior secured term loan credit facility (as amended, “Term Loan Facility”) with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent thereunder, Credit Suisse Securities (USA) LLC, as bookrunner and lead arranger, and the lenders from time-to-time party thereto, which had an original maturity date of June 15, 2019. In February 2017, borrowings under this facility were paid off using the proceeds from the issuance of senior unsecured debt and the Term Loan Facility was terminated.

During the years ending December 31, 2017 and 2016, interest expense under the Term Loan Facility, including accretion of the note discount and amortization of debt issuance costs were $1.5 million and $6.5 million, respectively.

Non-Recourse Promissory Notes

In April 2012, the Company borrowed $10.0 million under two non-recourse promissory notes. Proceeds from the borrowings were used to purchase 1,108,033 shares of common stock of SIC, which were pledged as collateral for the obligations. Interest on the notes is paid monthly and is equal to the dividends received by the Company related to the pledged shares. The Company may prepay the notes in whole or in part at any time without penalty and the lenders may call the notes if certain conditions are met. The Company extended the maturity date from March 1, 2019 to June 30, 2019 The proceeds from the notes were recorded net of issuance costs of $3.8 million and are being accreted, using the effective interest method, over the term of the non-recourse promissory notes. Total interest expense under these notes, including accretion of the notes discount, was $1.4 million for each of the years ended December 31, 2018, 2017 and 2016. The fair value of the outstanding balance of the notes was $10.0 million as of December 31, 2018 and $10.1 million as of December 31, 2017.

On January 31, 2019. the Company entered into a termination agreement with the lenders which will become effective upon the closing of the Company’s pending merger with SIC. In accordance with the provisions of the termination agreement, the Company will be required to pay the lenders $6.5 million on or prior to the merger closing date, reimburse the lenders for their out of pocket legal fees and enter into a new $6.5 million promissory note (“New Promissory Note”). The New Promissory Note will bear interest at LIBOR plus 7.0% and maturity will be six months after the closing date. Such consideration would be for the full satisfaction of the two aforementioned non-recourse promissory notes and related agreements, including the Company’s revenue share payable, as further described in Note 11.

Medley Management Inc.
Notes to Consolidated Financial Statements

8. LOANS PAYABLE (cont.)

Contractual Maturities of Loans Payable

As further described above, upon closing of the Company’s pending merger with SIC, the Company’s two non-recourse promissory and revenue sharing arrangement would be settled for payment of $6.5 million on or prior to the merger closing date and delivery of the New Promissory Note. If the pending merger does not close, $10.0 million of future principal payments will be due, relating to loans payable, during the year ended December 31, 2019.

9. DUE TO FORMER MINORITY INTEREST HOLDER

	As of December 31,
	2018	2017
	(in thousands)
Due to former minority interest holder, net of unamortized discount of $2,598	$11,402	$—
Total amount due to former minority interest holder	$11,402	$—

In January 2016, the Company executed an amendment to SIC Advisors’ operating agreement which provided the Company with the right to redeem membership units owned by the minority interest holder, Strategic Capital Advisory Services, LLC. The Company’s redemption right was triggered by the termination of the dealer manager agreement between SIC and SC Distributors LLC (“DMA Termination”), an affiliate of the minority interest holder. As a result of this redemption feature, the Company reclassified the non-controlling interest in SIC Advisors from the equity section of its consolidated balance sheet to redeemable non-controlling interests in the mezzanine section of its consolidated balance sheet based on its fair value as of the amendment date. On July 31, 2018, a DMA Termination event occurred and, as a result, the Company reclassified the redeemable non-controlling interest in SIC Advisors from redeemable non-controlling in the mezzanine section of its consolidated balance sheet to due to former minority interest holder, a component of total liabilities on the Company’s consolidated balance sheet, based on its fair value as of that date (See Note 16).

In December, 2018, Medley LLC entered into a Letter Agreement with Strategic Capital Advisory Services, LLC, whereby consideration of $14.0 million was agreed upon for the satisfaction in full of all amounts owed by Medley under the LLC Agreement. The amount due will be paid in sixteen equal installments through August 5, 2022. The Company evaluated this agreement under ASC 470-50, Debt - Modifications and Extinguishments, to determine if modification or extinguishment treatment was necessary. After performing this analysis under ASC 470-50, the Company determined modification treatment was appropriate and a new effective interest rate was established on the modification date.

As of December 31, 2018 future payments due to former minority interest holder are as follows (in thousands):

2019	$4,375
2020	3,500
2021	3,500
2022	2,625
Total	$14,000

The amount due will be paid in quarterly installments over a four year period, beginning 2019. For the year ending December 31, 2018, expenses due to the amortization of the discount was less than $0.1 million.

Medley Management Inc.
Notes to Consolidated Financial Statements

10. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities consist of the following:

	As of December 31,
	2018	2017
	(in thousands)
Accrued compensation and benefits	$7,438	$6,835
Due to affiliates (Note 12)	7,635	7,315
Revenue share payable (Note 11)	2,976	3,841
Accrued interest	1,294	1,294
Professional fees	2,802	1,366
Deferred rent	2,035	2,506
Deferred tax liabilities (Note 14)	60	92
Performance fee compensation payable	—	111
Accounts payable and other accrued expenses	2,499	1,770
Total accounts payable, accrued expenses and other liabilities	$26,739	$25,130

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

Medley leases office space in New York City and San Francisco under non-cancelable lease agreements that expire at various times through September 2023. Rent expense amounted to $2.3 million, $2.4 million and $2.5 million for each of the years ending December 31, 2018, 2017 and 2016.

As of December 31, 2018 future minimum rental payments under non-cancelable lease agreements are as follows (in thousands):

2019	$2,710
2020	2,833
2021	2,470
2022	2,431
Thereafter	1,823
Total future minimum lease payments	$12,267

On July 21 2018, the Company entered into a sublease agreement with a third party for the sublease of its San Francisco office. The term of the sublease commenced on August 31, 2018 and expires on January 31, 2021. Sublease income for the year ended December 31, 2018 was $0.1 million and is excluded from the rent expense amounts above. Minimum sublease income for each of the years ended December 31, 2019 and 2020 will be $0.4 million. Minimum sublease income for the year ended December 31, 2021 will be less than $0.1 million.

Consolidation of Business Activities

During the first quarter of 2018, the Company initiated the consolidation of its business activities to its New York office. The Company believes this will enhance operations by consolidating origination, underwriting and asset management operations and personnel in a single location. During year ended December 31, 2018, the Company recorded $2.7 million in severance costs related to the consolidation of its business activities to its New York office. In addition, the company incurred a $0.2 million loss from subleasing its San Francisco office during the year ended December 31, 2018.

Medley Management Inc.
Notes to Consolidated Financial Statements

11. COMMITMENTS AND CONTINGENCIES (cont.)

Capital Commitments to Funds

As of December 31, 2018 and 2017, the Company had aggregate unfunded commitments of $0.3 million to certain long-dated private funds.

Other Commitments

In April 2012, the Company entered into an obligation to pay to a third party a fixed percentage of management and incentive fees received by the Company from SIC. The agreement was entered into contemporaneously with the $10.0 million non-recourse promissory notes that were issued to the same parties (Note 8). The two transactions were deemed to be related freestanding contracts and the $10.0 million of loan proceeds were allocated to the contracts using their relative fair values. At inception, the Company recognized an obligation of $4.4 million representing the present value of the future cash flows expected to be paid under this agreement. As of December 31, 2018 and 2017, this obligation amounted to $3.0 million and $3.8 million, respectively, and is recorded as revenue share payable, a component of accounts payable, accrued expenses and other liabilities on the consolidated balance sheets. The change in the estimated cash flows for this obligation is recorded in other income (expense), net on the consolidated statements of operations.

On January 31, 2019, the Company entered into a termination agreement with the lenders which would become effective upon the closing of the Company’s pending merger with SIC. In accordance with the provisions of the termination agreement, the Company would pay the lenders $6.5 million on or prior to the merger closing date, reimburse the lenders for their out of pocket legal fees and enter into a six month $6.5 million promissory note. The promissory note would bear interest at seven percentage points over the LIBOR Rate, as defined in the termination agreement. Such consideration would be for the full satisfaction of the two non-recourse promissory notes disclosed in Note 8 as well as the Company’s obligation above.

Legal Proceedings

From time to time, the Company is involved in various legal proceedings, lawsuits and claims incidental to the conduct of its business. Its business is also subject to extensive regulation, which may result in regulatory proceedings against it. Except as described below, the Company is not currently party to any material legal proceedings.

One of the Company’s subsidiaries, MCC Advisors LLC, was named as a defendant in a lawsuit on May 29, 2015, by Moshe Barkat and Modern VideoFilm Holdings, LLC (“MVF Holdings”) against MCC, MOF II, MCC Advisors LLC, Deloitte Transactions and Business Analytics LLP A/K/A Deloitte ERG (“Deloitte”), Scott Avila (“Avila”), Charles Sweet, and Modern VideoFilm, Inc. (“MVF”). The lawsuit is pending in the California Superior Court, Los Angeles County, Central District, as Case No. BC 583437. The lawsuit was filed after MCC, as agent for the lender group, exercised remedies following a series of defaults by MVF and MVF Holdings on a secured loan with an outstanding balance at the time in excess of $65 million. The lawsuit sought damages in excess of $100 million. Deloitte and Avila have settled the claims against them in exchange for payment of $1.5 million. On June 6, 2016, the court granted the Medley defendants’ demurrers on several counts and dismissed Mr. Barkat’s claims with prejudice except with respect to his claim for intentional interference with contract. On March 18, 2018, the court granted the Medley defendants’ motion for summary adjudication with respect to Mr. Barkat’s sole remaining claim against the Medley Defendants for intentional interference. Now that the trial court has ruled in favor of the Medley defendants on all counts, the only remaining claims in the Barkat litigation are MCC and MOF II’s affirmative counterclaims against Mr. Barkat and MVF Holdings, which MCC and MOF II are diligently prosecuting.

On August 29, 2016, MVF Holdings filed another lawsuit in the California Superior Court, Los Angeles County, Central District, as Case No. BC 631888 (the “Derivative Action”), naming MCC Advisors LLC and certain of Medley’s employees as defendants, among others. The plaintiff in the Derivative Action, asserts claims against the defendants for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unfair competition, breach of the implied covenant of good faith and fair dealing, interference with prospective economic advantage, fraud, and declaratory relief. MCC Advisors LLC and the other defendants believe the causes of action asserted in the Derivative Action are

Medley Management Inc.
Notes to Consolidated Financial Statements

11. COMMITMENTS AND CONTINGENCIES (cont.)

without merit and all defendants intend to continue to assert a vigorous defense. All proceedings in the Derivative Action have been stayed as a result of the chapter 11 bankruptcy proceedings of MVF, which were commenced on May 16, 2018.

Medley LLC, Medley Capital Corporation, Medley Opportunity Fund II LP, Medley Management Inc., Medley Group, LLC, Brook Taube, and Seth Taube were named as defendants, along with other various parties, in a putative class action lawsuit captioned as Royce Solomon, Jodi Belleci, Michael Littlejohn, and Giulianna Lomaglio v. American Web Loan, Inc., AWL, Inc., Mark Curry, MacFarlane Group, Inc., Sol Partners, Medley Opportunity Fund, II, LP, Medley LLC, Medley Capital Corporation, Medley Management Inc., Medley Group, LLC, Brook Taube, Seth Taube, DHI Computing Service, Inc., Middlemarch Partners, and John Does 1-100, filed on December 15, 2017 and amended on March 9, 2018, in the United States District Court for the Eastern District of Virginia, Newport News Division, as Case No. 4:17-cv-145 (hereinafter, “Class Action 1”). Medley Opportunity Fund II LP and Medley Capital Corporation were also named as defendants, along with various other parties, in a putative class action lawsuit captioned George Hengle and Lula Williams v. Mark Curry, American Web Loan, Inc., AWL, Inc., Red Stone, Inc., Medley Opportunity Fund II LP, and Medley Capital Corporation, filed February 13, 2018, in the United States District Court, Eastern District of Virginia, Richmond Division, as Case No. 3:18-cv-100 (“Class Action 2”). Medley Opportunity Fund II LP and Medley Capital Corporation were also named as defendants, along with various other parties, in a putative class action lawsuit captioned John Glatt, Sonji Grandy, Heather Ball, Dashawn Hunter, and Michael Corona v. Mark Curry, American Web Loan, Inc., AWL, Inc., Red Stone, Inc., Medley Opportunity Fund II LP, and Medley Capital Corporation, filed August 9, 2018 in the United States District Court, Eastern District of Virginia, Newport News Division, as Case No. 4:18-cv-101 (“Class Action 3”) (together with Class Action 1 and Class Action 2, the “Virginia Class Actions”). Medley Opportunity Fund II LP was also named as a defendant, along with various other parties, in a putative class action lawsuit captioned Christina Williams and Michael Stermel v. Red Stone, Inc. (as successor in interest to MacFarlane Group, Inc.), Medley Opportunity Fund II LP, Mark Curry, Brian McGowan, Vincent Ney, and John Doe entities and individuals, filed June 29, 2018 and amended July 26, 2018, in the United States District Court for the Eastern District of Pennsylvania, as Case No. 2:18-cv-2747 (the “Pennsylvania Class Action”) (together with the Virginia Class Actions, the “Class Action Complaints”). The plaintiffs in the Class Action Complaints filed their putative class actions alleging claims under the Racketeer Influenced and Corrupt Organizations Act, and various other claims arising out of the alleged payday lending activities of American Web Loan. The claims against Medley Opportunity Fund II LP, Medley LLC, Medley Capital Corporation, Medley Management Inc., Medley Group, LLC, Brook Taube, and Seth Taube (in Class Action 1, as amended); Medley Opportunity Fund II LP and Medley Capital Corporation (in Class Action 2 and Class Action 3); and Medley Opportunity Fund II LP (in the Pennsylvania Class Action), allege that those defendants in each respective action exercised control over, or improperly derived income from, and/or obtained an improper interest in, American Web Loan’s payday lending activities as a result of a loan to American Web Loan. The loan was made by Medley Opportunity Fund II LP in 2011. American Web Loan repaid the loan from Medley Opportunity Fund II LP in full in February of 2015, more than 1 year and 10 months prior to any of the loans allegedly made by American Web Loan to the alleged class plaintiff representatives in Class Action 1. In Class Action 2, the alleged class plaintiff representatives have not alleged when they received any loans from American Web Loan. In Class Action 3, the alleged class plaintiff representatives claim to have received loans from American Web Loan at various times from February 2015 through April 2018. In the Pennsylvania Class Action, the alleged class plaintiff representatives claim to have received loans from American Web Loan in 2017. By orders dated August 7, 2018 and September 17, 2018, the Court presiding over the Virginia Class Actions consolidated those cases for all purposes. On October 12, 2018, Plaintiffs in Class Action 3 filed a notice of voluntary dismissal of their claims, without prejudice, against Medley Opportunity Fund II, LP and Medley Capital Corporation. On October 22, 2018, the parties to Class Action 2 settled. On October 29, 2018, the plaintiffs in Class Action 2 stipulated to the dismissal of their claims against all defendants in Class Action 2 (including Medley Opportunity Fund II LP and Medley Capital Corporation), with prejudice. Medley LLC, Medley Capital Corporation, Medley Management, Inc., Medley Group, LLC, Brook Taube, and Seth Taube never made any loans or provided financing to, or had any other relationship with, American Web Loan. Medley Opportunity Fund II LP, Medley LLC, Medley Capital Corporation, Medley Management Inc., Medley Group, LLC, Brook Taube, Seth Taube are seeking indemnification from American Web Loan, various affiliates, and other parties with respect to the claims in the Class Action Complaints. Medley

Medley Management Inc.
Notes to Consolidated Financial Statements

11. COMMITMENTS AND CONTINGENCIES (cont.)

Opportunity Fund II LP, Medley LLC, Medley Capital Corporation, Medley Management, Inc., Medley Group, LLC, Brook Taube, and Seth Taube believe the alleged claims in the Class Action Complaints are without merit and they intend to defend these lawsuits vigorously.

On January 25, 2019, two purported class actions were commenced in the Supreme Court of the State of New York, County of New York, by alleged stockholders of Medley Capital Corporation, captioned, respectively, Helene Lax v. Brook Taube, et al., Index No. 650503/2019, and Richard Dicristino, et al. v. Brook Taube, et al., Index No. 650510/2019 (together with the Lax Action, the “New York Actions”). Named as defendants in each complaint are Brook Taube, Seth Taube, Jeffrey Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, Mark Lerdal, Richard T. Allorto, Jr., Medley Capital Corporation (“MCC”), Medley Management Inc., Sierra Income Corporation, and Sierra Management, Inc. (“Sierra”). The complaints in each of the New York Actions allege that the individuals named as defendants breached their fiduciary duties in connection with the proposed merger of MCC with and into Sierra, and that the other defendants aided and abetted those alleged breaches of fiduciary duties. Compensatory damages in unspecified amounts are sought. The defendants believe the claims asserted in the New York Actions are without merit and they intend to defend these lawsuits vigorously.

On February 11, 2019, a purported stockholder class action was commenced in the Court of Chancery of the State of Delaware by FrontFour Capital Group LLC and FrontFour Master Fund, Ltd., captioned FrontFour Capital Group LLC, et al. v. Brook Taube, et al., Case No. 2019-0100 (the “Delaware Action”). Named as defendants in the complaint are Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, Medley Management Inc. (“Medley Management”), Sierra Income Corporation (“Sierra”), and Medley Capital Corporation (“MCC”). The complaint alleges that the individuals named as defendants breached their fiduciary duties to MCC stockholders in connection with the proposed merger of MCC with and into Sierra, and that Medley Management and Sierra aided and abetted those alleged breaches of fiduciary duties. The complaint seeks to enjoin the March 8, 2019 vote of MCC stockholders on the proposed merger and enjoin enforcement of certain provisions of the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and Sierra. The plaintiffs filed a motion to expedite simultaneously with their complaint, seeking an expedited trial prior to the March 8, 2019 stockholder vote or, in the alternative, a preliminary injunction hearing followed by an expedited trial as soon as the court’s schedule permits. The defendants believe the claims asserted in the Delaware Action are without merit and they intend to defend this lawsuit vigorously.

On January 25, 2019, two purported class actions were commenced in the Supreme Court of the State of New York, County of New York, by alleged stockholders of Medley Capital Corporation, captioned, respectively, Helene Lax v. Brook Taube, et al., Index No. 650503/2019, and Richard Dicristino, et al. v. Brook Taube, et al., Index No. 650510/2019 (together with the Lax Action, the “New York Actions”). Named as defendants in each complaint are Brook Taube, Seth Taube, Jeffrey Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, Mark Lerdal, Richard T. Allorto, Jr., Medley Capital Corporation, Medley Management Inc., Sierra Income Corporation, and Sierra Management, Inc. The complaints in each of the New York Actions allege that the individuals named as defendants breached their fiduciary duties in connection with the proposed merger of MCC with and into Sierra, and that the other defendants aided and abetted those alleged breaches of fiduciary duties. Compensatory damages in unspecified amounts are sought. On February 27, 2019, the Court entered a stipulated scheduling order requiring that defendants respond to the complaints 45 days following the later of (a) the stockholder vote on the proposed merger and (b) plaintiffs’ filing of a consolidated, amended complaint. A preliminary conference is scheduled to take place on April 16, 2019. The defendants believe the claims asserted in the New York Actions are without merit and they intend to defend these lawsuits vigorously. At this time, we are unable to determine whether an unfavorable outcome from these matters is probable or remote or to estimate the amount or range of potential loss, if any.

MARILYN S. ADLER, v. MEDLEY CAPITAL LLC et. al. (Supreme Court of New York, March 2019). Marilyn Adler, a former employee who served as a Managing Director of Medley Capital LLC, has filed suit in the New York Supreme Court, Commercial Part, against Medley Capital LLC, MCC Advisors, Medley SBIC GP, LLC, Medley Capital Corporation, Medley Management Inc., as well as Brook Taube, and Seth Taube, individually. Ms. Adler alleges that she is due in excess of $6.5 million in compensation based upon her role with Medley’s SBIC Fund.

Medley Management Inc.
Notes to Consolidated Financial Statements

11. COMMITMENTS AND CONTINGENCIES (cont.)

Her claims are for breach of contract, unjust enrichment, conversion, tortious interference, as well as a claim for an accounting of funds maintained by the defendants. The lawsuit was filed on March 1, 2019 and is in its very initial stages. The Company believes the claims are without merit, intends to vigorously defend them, and is contemplating counterclaims against Ms. Adler.

While management currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company’s consolidated financial position or overall trends in consolidated results of operations, litigation is subject to inherent uncertainties. The Company reviews relevant information with respect to litigation and regulatory matters on a quarterly and annual basis. The Company establishes liabilities for litigation and regulatory actions when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no liability is established.

Employment Agreements

In connection with the Company’s pending merger with SIC, the pre-IPO owners entered into employment agreements which would become effective upon the successful completion of the merger. Each employment agreement sets forth a base salary, which is subject to change at the discretion of the Board or compensation committee of the post-merged entity. The initial term of the employment agreements range from 24 to 30 months. The combined initial base salaries of the pre-IPO members would be $3.0 million. Under the employment agreements, each pre-IPO owner is eligible to receive each year a short-term incentive paid in cash and a long-term incentive in the form of an equity award, each paid after the end of the year. Each employment agreement provides that the post merged entity’s Board or compensation committee will establish a target annual bonus for each year of no less than a specified percentage of each pre-IPO owner’s base salary and will establish performance and other objectives for the year for such annual bonus, in consultation with management. During their first year of employment, the combined target annual bonuses could amount up to $12.6 million of which $4.7 million would consist of cash and $7.9 million in the form of restricted stock units which would vest over a three year period.

The employment agreements also set forth bonuses for 2018 which the Board or the compensation committee of the post-merger company may increase in recognition of performance in excess of performance objectives. The aggregate 2018 bonuses to the pre-IPO owners amount to $12.6 million of which $4.7 million would be payable in cash and $7.9 million in the form of restricted stock units which would vest over a three year period. As the 2018 bonus amounts per the employment agreements are not effective until the closing of the merger they were not accrued for as of December 31, 2018. Actual bonuses to the pre-IPO owners accrued for as of December 31, 2018 were $0.7 million.

The long-term equity incentive will be made in the form of a RSU award, vesting in three equal annual installments. The cash and equity award portions of the annual bonuses paid under the employment agreements will be subject to recoupment by the Combined Company to the extent required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Act) and/or the rules and regulations of the NYSE.

12. RELATED PARTY TRANSACTIONS

Substantially all of Medley’s revenue is earned through agreements with its non-consolidated funds for which it collects management and performance fees for providing asset management, advisory and other related services.

Expense Support and Reimbursement Agreement

From June 2012 through December 2016, Medley was party to an Expense Support and Reimbursement Agreement (“ESA”) with SIC. During the term of the ESA, which expired on December 31, 2016, Medley agreed to pay up to 100% of SIC’s operating expenses in order for SIC to achieve a reasonable level of expenses relative to its investment income. Pursuant to the ESA, SIC had a conditional obligation to reimburse Medley for any amounts they funded under the ESA if, within three years of the date on which Medley funded such amounts, SIC met certain financial levels. ESA expenses are recorded within general, administrative, and other expense on the consolidated

Medley Management Inc.
Notes to Consolidated Financial Statements

12. RELATED PARTY TRANSACTIONS (cont.)

statements of operations. There was no outstanding balance due to SIC under the ESA agreement as of December 31, 2018 and 2017. During the year ended December 31, 2016 , Medley recorded $16.1 million of ESA expenses under this agreement.

Administration Agreements

In January 2011 and April 2012, Medley entered into administration agreements with MCC (the “MCC Admin Agreement”) and SIC (the “SIC Admin Agreement”), respectively, whereby, as part of its performance obligation to provide asset management, advisory and other related services, Medley agreed to provide administrative services necessary for the operations of MCC and SIC. MCC and SIC agreed to pay Medley for the costs and expenses incurred in providing such administrative services, including an allocable portion of Medley’s overhead expenses and an allocable portion of the cost of MCC and SIC’s officers and their respective staffs.

Additionally, Medley has entered into administration agreements with other entities that it manages (the “Fund Admin Agreements”), whereby Medley agreed to provide administrative services necessary for the operations of these other vehicles. These other entities agreed to pay Medley for the costs and expenses incurred in providing such administrative services, including an allocable portion of Medley’s overhead expenses and an allocable portion of the cost of these other vehicles’ officers and their respective staffs.

Medley records these administrative fees as revenue in the period when the performance obligation of providing such administrative services is satisfied and are included in other revenues and fees on the consolidated statements of operations. Amounts due from these agreements are included as a component of other assets on the Company’s consolidated balance sheets.

Total revenues recorded under these agreements for the years ended December 31, 2018, 2017 and 2016 are reflected in the table below:

	For the Years Ended December 31,
	2018	2017	2016
	(Dollars in thousands)
MCC Admin Agreement	$3,382	$3,799	$3,935
SIC Admin Agreement	2,538	3,031	2,848
Fund Admin Agreements	976	1,264	893
Total administrative fees from related parties	$6,896	$8,094	$7,676

Amounts due from related parties under these agreements are reflected in the table below and are included as a component of other assets on the Company’s consolidated balance sheet:

	As of December 31,
	2018	2017
	(Dollars in thousands)
Amounts due from MCC under the MCC Admin Agreement	$804	$867
Amounts due from SIC under the SIC Admin Agreement	619	696
Amounts due from entities under the Funds Admin Agreements	222	340
Total administrative fees receivable	$1,645	$1,903

Management fee Waiver

During the first quarter of 2018, the Company voluntarily waived $0.4 million in management fees for MCC.

Investments

Refer to Note 4 “Investments” for more information related to the Company’s investments in related parties.

Medley Management Inc.
Notes to Consolidated Financial Statements

12. RELATED PARTY TRANSACTIONS (cont.)

Exchange Agreement

Prior to the completion of the Medley Management Inc.’s IPO, Medley LLC’s limited liability agreement was restated among other things, to modify its capital structure by reclassifying the interests held by its existing owners (i.e. the members of Medley prior to the IPO) into the LLC Units. Medley’s existing owners also entered into an exchange agreement under which they (or certain permitted transferees thereof) have the right (subject to the terms of the exchange agreement as described therein), to exchange their LLC Units for shares of Medley Management Inc.’s Class A common stock on a one-for-one basis at fair value, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Tax Receivable Agreement

Medley Management Inc. entered into a tax receivable agreement with the holders of LLC Units that provides for the payment by Medley Management Inc. to exchanging holders of LLC Units of 85% of the benefits, if any, that Medley Management Inc. is deemed to realize as a result of increases in tax basis of tangible and intangible assets of Medley LLC from the future exchange of LLC Units for shares of Class A common stock, as well as certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits under the agreement have been utilized or have expired, unless Medley Management Inc. exercises its right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement. There have been no transactions under this agreement through December 31, 2018.

13. EARNINGS PER CLASS A SHARE

The table below presents basic and diluted net (loss) income per share of Class A common stock using the two-class method for the years ending December 31, 2018, 2017 and 2016, respectively:

	For the Years Ended December 31,
	2018	2017	2016
	(Amounts in thousands, except share and per share amounts)
Basic and diluted net (loss) income per share:
Numerator
Net (loss) income attributable to Medley Management Inc.	$(2,432)	$927	$997
Less: Allocation to participating securities	(1,197)	(551)	(892)
Net (loss) income available to Class A common stockholders	$(3,629)	$376	$105
Denominator
Weighted average shares of Class A common stock outstanding	5,579,628	5,553,026	5,804,042
Net (loss) income per Class A share	$(0.65)	$0.07	$0.02

The allocation to participating securities above generally represents dividends paid to holders of unvested restricted stock units which reduce net income available to common stockholders.

The weighted average shares of Class A common stock is the same for both basic and diluted earnings per share as the diluted amount excludes the assumed conversion of 24,639,302, 23,653,333 and 23,333,333 LLC Units and restricted LLC Units as of December 31, 2018, 2017 and 2016, respectively, to shares of Class A common stock, the impact of which would be antidilutive.

Medley Management Inc.
Notes to Consolidated Financial Statements

13. EARNINGS PER CLASS A SHARE (cont.)

The following table reflects the per share dividend amounts that the Company declared on its common stock during the years ended December 31, 2018, 2017 and 2016.

Declaration Dates	Record Date	Payment Dates	Per Share
November 7, 2018	November 28, 2018	December 12, 2018	$0.20
August 7, 2018	August 23, 2018	September 6, 2018	$0.20
May 10, 2018	May 24, 2018	June 1, 2018	$0.20
February 7, 2018	February 22, 2018	March 7, 2018	$0.20

November 8, 2017	November 24, 2017	December 6, 2017	$0.20
August 8, 2017	August 23, 2017	September 6, 2017	$0.20
May 10, 2017	May 22, 2017	May 31, 2017	$0.20
February 9, 2017	February 23, 2017	March 6, 2017	$0.20

November 10, 2016	November 22, 2016	December 5, 2016	$0.20
August 9, 2016	August 24, 2016	September 6, 2016	$0.20
May 10, 2016	May 24, 2016	June 2, 2016	$0.20
February 6, 2016	February 24, 2016	March 4, 2016	$0.20

14. INCOME TAXES

The (benefit from) provision for income taxes consists of the following:

	For the Year Ended December 31,
	2018	2017	2016
	(in thousands)
Current
Federal	$217	$581	$272
State and local	982	951	1,058
Total Current provision	$1,199	$1,532	$1,330
Deferred
Federal	247	446	158
State and local	(1,188)	(22)	(425)
Total Deferred provision	(941)	424	(267)
Provision for Income Taxes	$258	$1,956	$1,063

Medley Management Inc.
Notes to Consolidated Financial Statements

14. INCOME TAXES (cont.)

Deferred income taxes reflect the net effect of temporary differences between the tax basis of an asset or liability and its reported amount on the Company’s consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years. The significant components of the Company’s deferred tax assets and liabilities included on its consolidated balance sheet are as follows:

	As of December 31,
	2018	2017
	(in thousands)
Deferred tax assets
Tax goodwill	$565	$557
Basis difference in partnership interest	1,626	851
New York City unincorporated business tax	1,234	700
Unrealized losses	581	378
Stock-based compensation	216	173
Interest expense carryforward	223	—
Pending merger related costs	101	—
Other items	224	118
Gross deferred tax assets	$4,770	$2,777
Deferred tax liability
Accrued fee income	$—	$89
Other items	60	3
Gross deferred tax liabilities	60	92
Less deferred tax valuation allowance	(1,031)	—
Net deferred tax asset	$3,679	$2,869

During the year ended December 31, 2018, the Company established a valuation allowance against the portion of the cumulative unrealized loss on shares of MCC allocated to Medley Management Inc. At this time, the Company considers it more likely than not that Medley Management Inc. would not be able to generate enough capital gains in the near future to realize the deferred tax asset associated with such capital losses.

The Company’s effective tax rate includes a rate benefit attributable to the fact that the Company and its subsidiaries operate as limited liability companies, which are not subject to federal or state income tax. Accordingly, a portion of the Company’s earnings attributable to non-controlling interests are not subject to corporate level taxes. However, a portion of the Company’s subsidiaries’ income is subject to New York City’s unincorporated business tax. For the years ended December 31, 2018, 2017 and 2016, the company was only subject to federal, state and city corporate income taxes on its pre-tax income attributable to Medley Management Inc.

A reconciliation of the federal statutory tax rate to the effective tax rates for the years ended December 31, 2018, 2017 and 2016 are as follow:

	For the Year Ended December 31,
	2018	2017	2016
Federal statutory rate	21.0%	34.0%	34.0%
Income allocated to non-controlling interests	(19.1)%	(29.8)%	(28.9)%
State and local corporate income taxes	1.3%	0.8%	1.2%
Partnership unincorporated business tax	1.9%	2.5%	4.2%
Permanent differences	0.2%	(0.6)%	—%
Impact of U.S. tax reform (Tax Cuts and Jobs Act)	—%	1.4%	—%
Non-deductible stock-based compensation	(1.8)%	2.0%	—%
Valuation allowance	(4.8)%	—%	—%
Other	0.1%	(0.1)%	(0.8)%
Effective tax rate	(1.2)%	10.2%	9.7%

Medley Management Inc.
Notes to Consolidated Financial Statements

14. INCOME TAXES (cont.)

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act includes significant changes to the U.S. corporate income tax system including: a federal corporate rate reduction from 34% to 21%; limitations on the deductibility of interest expense and executive compensation; and the transition of U.S. international taxation from a worldwide tax system to a modified territorial tax system. Changes under the Tax Act are effective for the Company as of January 1, 2018. ASC 740, Income Taxes, requires the Company to remeasure its deferred tax assets and liabilities as of the date of enactment, with the resulting tax impact accounted for in the reporting period of enactment. Based on the reduction of the corporate income tax rate, the Company re-measured its deferred tax assets and liabilities based on the rates at which they are expected to be utilized in the future. The impact of this change resulted in a $0.3 million decrease in the Company’s deferred tax asset balance and corresponding increase in the provision for income taxes for the year ended December 31, 2017.

Interest expense and penalties related to income tax matters are recognized as a component of the provision for income taxes and were not significant during the years ended December 31, 2018, 2017 and 2016. As of and during the years ended December 31, 2018, 2017 and 2016, there were no uncertain tax positions taken that were not more likely than not to be sustained. The primary jurisdictions in which the Company operates in are the United States, New York, New York City, and California.

15. COMPENSATION EXPENSE

Compensation generally includes salaries, bonuses, equity and profit sharing awards. Bonuses, equity and profit sharing awards are accrued over the service period to which they relate. Guaranteed payments made to our senior professionals who are members of Medley LLC are recognized as compensation expense. The guaranteed payments to the Company’s Co-Chief Executive Officers are performance based and are periodically set subject to maximums based on the Company’s total assets under management. Such maximums aggregated to $5.0 million for each of the years ended December 31, 2018, 2017 and 2016. During the years ended December 31, 2018, 2017 and 2016, neither of the Company’s Co-Chief Executive Officers received any guaranteed payments.

Performance Fee Compensation

In October 2010 and January 2014, the Company granted shares of vested profit interests in certain subsidiaries to select employees. These awards are viewed as a profit-sharing arrangement and are accounted for under ASC 710, Compensation - General, which requires compensation expense to be recognized over the vesting period, which is usually the period over which service is provided. The shares were vested at grant date, subject to a divestiture percentage based on percentage of service completed from the award grant date to the employee’s termination date. The Company adjusts the related liability quarterly based on changes in estimated cash flows for the profit interests.

In February 2015 and March 2016, the Company granted incentive cash bonus awards to select employees. These awards entitle employees to receive cash compensation based on distributed carried interest received by the Company from certain institutional funds. Eligibility to receive payments pursuant to these incentive awards is based on continued employment and ceases automatically upon termination of employment. Performance compensation expense is recorded based on the fair value of the incentive awards at the date of grant and is recognized on a straight-line basis over the expected requisite service period. The performance compensation liability is subject to re-measurement at the end of each reporting period and any changes in the liability are recognized in such reporting period.

On November 12, 2018, the Company’s board of directors approved the Medley Tactical Opportunities Carried Interest Allocation Plan (the “CI Plan”), pursuant to which certain key employees involved in and instrumental to the success of the Company’s Tactical Opportunities transactions, were awarded interests in certain subsidiaries that were formed for the object and purpose of receiving carried interest earned on third party capital in connection with each of the Company’s four respective Tactical Opportunities funds. Interests awarded under this plan are viewed as equity awards and are accounted for under ASC 718, Compensation-Stock Compensation, which requires compensation

Medley Management Inc.
Notes to Consolidated Financial Statements

15. COMPENSATION EXPENSE (cont.)

expense to be recognized over the vesting period, which is usually the period over which service is provided. Once vested the equity awards are than accounted for as non-controlling interests in consolidated subsidiaries on the Company’s consolidated financial statements. The fair value of the awards on the date of grant was determined to be $0.6 million and was immediately recognized as performance compensation as the awards were fully vested when issued.

Total performance fee compensation relating to the profit sharing and equity awards for the year ended December 31, 2018, was $0.5 million. For the years ended December 31, 2017 and 2016, the Company recorded a reversal of performance fee compensation expense of $0.9 million and $0.3 million, respectively. As of December 31, 2017, total performance fee compensation payable for the awards accounted for under ASC 710 was $0.1 million, and is included as a component of accounts payable, accrued expenses and other liabilities on the Company’s consolidated balance sheets. There was no performance fee compensation payable for the year ended December 31, 2018.

Retirement Plan

The Company sponsors a defined-contribution 401(k) retirement plan that covers all employees. Employees are eligible to participate in the plan immediately, and participants are 100% vested from the date of eligibility. The Company makes contributions to the plan of 3% of an employee’s eligible wages, up to a maximum limit as determined by the Internal Revenue Service. The Company also pays all administrative fees related to the plan. The Company’s contributions to the plan were $0.5 million, $0.5 million and $0.6 million for the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018 and 2017 the Company’s outstanding liability to the plan as of each of those dates was $0.5 million.

Stock-Based Compensation

In connection with the IPO, the Company adopted the Medley Management Inc. 2014 Omnibus Incentive Plan (the “Plan”). The purpose of the Plan is to provide a means through which the Company may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Medley Management Inc.’s Class A common stock or Medley LLC’s unit interests, thereby strengthening their commitment to the welfare of the Company and aligning their interests with those of the Company’s stockholders. The Plan provides for the issuance of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”), restricted LLC Units, stock bonuses, other stock-based awards and cash awards. The maximum aggregate number of awards available to be granted under the plan, as amended, is 4,500,000, of which all or any portion may be issued as shares of Medley Management Inc.’s Class A common stock or Medley LLC’s unit interests. Shares of Class A common stock issued by the Company in settlement of awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the market or by private purchase or a combination of the foregoing. As of December 31, 2018, there were 0.9 million awards available to be granted under the Plan.

The fair value of RSUs granted under the Plan is determined to be the fair value of the underlying shares on the date of the grant. The fair value of restricted LLC Units of Medley LLC is based on the public share price of MDLY at date of grant, adjusted for different distribution rights. The aggregate fair value of these awards is charged to compensation expense on a straight-line basis over the vesting period, which is generally up to five years.

Stock-based compensation was $5.4 million, $2.8 million, and $3.8 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Medley Management Inc.
Notes to Consolidated Financial Statements

15. COMPENSATION EXPENSE (cont.)

A summary of RSU and restricted LLC unit activity for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value	Number of Restricted LLC Units	Weighted Average Grant Date Fair Value
Balance at December 31, 2015	1,130,804	$16.56	—	$—
Granted	597,283	5.89	—	—
Forfeited	(44,200)	17.24	—	—
Vested	(31,404)	6.05	—	—
Balance at December 31, 2016	1,652,483	$12.88	—	$—
Granted	513,838	9.17	320,000	11.67
Forfeited	(404,456)	13.51	—	—
Vested	(310,472)	17.29	—	—
Balance at December 31, 2017	1,451,393	$10.44	320,000	$11.67
Granted	803,793	5.66	985,969	$5.30
Forfeited	(80,971)	8.20	—	—
Vested	(351,401)	14.05	—	—
Balance at December 31, 2018	1,822,814	$7.74	1,305,969	$6.86

The grant date fair value of RSUs vested during the year ended December 31, 2018 was $4.5 million. The vesting of 351,401 restricted stock units resulted in the issuance of 219,940 Class A common shares, as the restricted stock units were net-share settled such that the Company withheld awards with the aggregate fair value equivalent to the employees’ minimum statutory tax obligations in accordance with the terms of the Plan. Total tax obligations amounted to $0.7 million and payments to the appropriate taxing authorities are reflected as a financing activity on the Company’s consolidated statements of cash flows.

During the year ended December 31, 2018, $0.8 million of previously recognized compensation was reversed relating to forfeited RSUs. In addition, during the year ended December 31, 2018, the Company reclassified cumulative dividends of $0.1 million from retained earnings to other compensation expense as a result of such forfeited RSUs. Unamortized compensation cost related to unvested RSUs and restricted LLC units as of December 31, 2018 was $14.2 million and is expected to be recognized over a weighted average period of 3.1 years.

16. REDEEMABLE NON-CONTROLLING INTERESTS

Changes in redeemable non-controlling interests during the years ended December 31, 2018, 2017 and 2016 are reflected in the table below:

	For the Year Ended December 31,
	2018	2017	2016
	(in thousands)
Beginning balance	$53,741	$30,805	$—
Net (loss) income attributable to redeemable non-controlling interests in consolidated subsidiaries	(11,362)	6,702	2,565
Contributions	—	23,000	17,010
Distributions	(5,953)	(6,738)	(994)
Change in fair value of available-for-sale securities	—	(28)	28
Fair value adjustment to redeemable non-controlling interest in SIC Advisors LLC	(965)	—	—
Reclassification of redeemable non-controlling interest in SIC Advisors LLC, including fair value adjustment of $965 for the year ending December 31, 2018.	(12,275)	—	12,196
Ending balance	$23,186	$53,741	$30,805

Medley Management Inc.
Notes to Consolidated Financial Statements

16. REDEEMABLE NON-CONTROLLING INTERESTS (cont.)

In January 2016, the Company executed an amendment to SIC Advisors’ operating agreement which provided the Company with the right to redeem membership units owned by the minority interest holder. The Company’s redemption right is triggered by the termination of the dealer manager agreement between SIC and SC Distributors LLC (“DMA Termination”), an affiliate of the minority interest holder. As a result of this redemption feature, the Company reclassified the non-controlling interest in SIC Advisors from the equity section to redeemable non-controlling interests in the mezzanine section of the consolidated balance sheet based on its fair value as of the amendment date. The fair value of the non-controlling interest was determined to be $12.2 million on the date of the amendment and was adjusted through a charge to non-controlling interests in Medley LLC.

On July 31, 2018, a DMA Termination event occurred and the membership units owned by the minority interest holder were redeemed by Medley. In connection with the DMA Termination, the Company reclassified SIC Advisors’ minority interest balance from redeemable non-controlling interests in the mezzanine section of its consolidated balance sheet to due to former minority interest holder, a component of total liabilities, at its then fair value. The fair value was determined to be $12.3 million on the DMA Termination date and was adjusted through a $1.0 million charge to non-controlling interests in Medley LLC (refer to Note 9 for further information).

During the year ended December 31, 2018 profits allocated to this non-controlling interest was $2.1 million and distributions paid were $2.3 million, respectively. During the year ended December 31, 2017, profits allocated to this non-controlling interest were $4.4 million and distributions paid were $4.3 million. As of December 31, 2018, there was no balance of redeemable non-controlling interest in SIC Advisors LLC. As of December 31, 2017, the balance of the redeemable non-controlling interest in SIC Advisors LLC was $13.5 million.

On June 3, 2016, the Company entered into a Master Investment Agreement with DB MED Investor I LLC and DB MED Investor II LLC (the ‘‘Investors’’) to invest up to $50.0 million in new and existing Medley managed funds (the ‘‘Joint Venture’’). The Company agreed to contribute up to $10.0 million and an interest in STRF Advisors LLC, the investment advisor to Sierra Total Return Fund, in exchange for common equity interests in the Joint Venture. On June 6, 2017, the Company entered into an amendment to its Master Investment Agreement with the Investors, which provided for, among other things, an increase in the Company’s capital contribution to up to $13.8 million and extended the term of the Joint Venture from seven to ten years. The Investors agreed to invest up to $40.0 million in exchange for preferred equity interests in the Joint Venture. As of December 31, 2017, the Company and the Investors had fully satisfied their capital contributions. On account of the preferred equity interests, the Investors will receive an 8% preferred distribution, 15% of the Joint Venture’s profits, and all of the profits from the contributed interest in STRF Advisors LLC. Medley has the option, subject to certain conditions, to cause the Joint Venture to redeem the Investors’ interest in exchange for repayment of the outstanding investment amount at the time of redemption, plus certain other considerations. The Investors have the right, after ten years, to redeem their interests in the Joint Venture. As such, the Investors’ interest in the Joint Venture is included as a component of redeemable non-controlling interests on the Company’s consolidated balance sheets and amounted to $23.9 million and $40.6 million as of December 31, 2018 and 2017, respectively. Total contributions to the Joint Venture amounted to $53.8 million through December 31, 2018 and 2017, and were used to purchase $51.8 million of MCC shares on the open market and seed fund $2.0 million to STRF. During the year ended December 31, 2018, losses allocated to this non-controlling interest were $13.1 million. During the year ended December 31, 2017 and 2016, profits allocated to this non-controlling interest were $2.7 million and $0.4 million, respectively. Distributions paid during the years ended December 31, 2018 and 2017 were $3.7 million and $2.4 million, respectively. There were no distributions paid during the year ended December 31, 2016.

In October 2016, the Company executed an operating agreement for STRF Advisors LLC which provided the Company with the right to redeem membership units owned by the minority interest holder. The Company’s redemption right is triggered by the termination of the dealer manager agreement between STRF and SC Distributors LLC, an affiliate of the minority interest holder. As a result of this redemption feature, the non-controlling interest in STRF Advisors LLC is classified as in redeemable non-controlling interests in the mezzanine section of the balance sheet. During the years ended December 31, 2018 and 2017, net losses allocated to this redeemable non-controlling interest was $0.3 million and $0.4 million, respectively. As of December 31, 2018 and 2017, the balance of the redeemable non-controlling interest in STRF Advisors LLC was $(0.7) million and $(0.4) million, respectively.

Medley Management Inc.
Notes to Consolidated Financial Statements

17. MARKET AND OTHER RISK FACTORS

Due to the nature of the Medley funds’ investment strategy, their portfolio of investments has significant market and credit risk. As a result, the Company is subject to market and other risk factors, including, but not limited to the following:

Market Risk

The market price of investments may significantly fluctuate during the period of investment. Investments may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of an investment may decline due to general market conditions that are not specifically related to such investment, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

Credit Risk

There are no restrictions on the credit quality of the investments the Company intends to make. Investments may be deemed by nationally recognized rating agencies to have substantial vulnerability to default in payment of interest and/or principal. Some investments may have low-quality ratings or be unrated. Lower rated and unrated investments have major risk exposure to adverse conditions and are considered to be predominantly speculative. Generally, such investments offer a higher return potential than higher rated investments, but involve greater volatility of price and greater risk of loss of income and principal.

In general, the ratings of nationally recognized rating organizations represent the opinions of agencies as to the quality of the securities they rate. Such ratings, however, are relative and subjective; they are not absolute standards of quality and do not evaluate the market value risk of the relevant securities. It is also possible that a rating agency might not change its rating of a particular issue on a timely basis to reflect subsequent events. The Company may use these ratings as initial criteria for the selection of portfolio assets for the Company but is not required to utilize them.

Limited Liquidity of Investments

The funds managed by the Company invest and intend to continue to invest in investments that may not be readily marketable. Illiquid investments may trade at a discount from comparable, more liquid investments and, at times there may be no market at all for such investments. Subordinate investments may be less marketable, or in some instances illiquid, because of the absence of registration under federal securities laws, contractual restrictions on transfer, the small size of the market or the small size of the issue (relative to issues of comparable interests). As a result, the funds managed by the Company may encounter difficulty in selling its investments or may, if required to liquidate investments to satisfy redemption requests of its investors or debt service obligations, be compelled to sell such investments at less than fair value.

Counterparty Risk

Some of the markets in which the Company, on behalf of its underlying funds, may affect its transactions are “over-the-counter” or “interdealer” markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight, unlike members of exchange-based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the applicable contract (whether or not such dispute is bona fide) or because of a credit or liquidity problem, causing the Company to suffer loss. Such “counterparty risk” is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties.

Medley Management Inc.
Notes to Consolidated Financial Statements

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

The Company’s condensed consolidated unaudited quarterly results of operations for 2018 and 2017 are as follows:

	For the Three Months Ended
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
	(Amounts in thousands)
Revenues	$12,565	$14,397	$15,151	$14,396
Expenses	14,058	12,485	11,649	12,840
Other (expenses) income, net	(10,928)	956	(5,766)	(11,007)
(Loss) income before income taxes	(12,421)	2,868	(2,264)	(9,451)
Net (loss) income	(11,844)	2,418	(2,459)	(9,641)
Net (loss) income attributable to redeemable non-controlling interests and non-controlling interests in consolidated subsidiaries	(7,971)	3,866	(2,464)	(4,514)
Net Income attributable to non-controlling interests in Medley LLC	(3,282)	(963)	133	(3,899)
Net (loss) income attributable to Medley Management Inc.	$(591)	$(485)	$(128)	$(1,228)
Net income (loss) per Class A common stock:
Basic	$(0.16)	$(0.15)	$(0.08)	$(0.26)
Diluted	$(0.16)	$(0.15)	$(0.08)	$(0.26)
Weighted average shares – Basic and Diluted	5,697,802	5,591,123	5,543,802	5,483,303
	For the Three Months Ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
	(Amounts in thousands)
Revenues	$18,041	$16,562	$16,434	$13,996
Expenses	13,635	9,878	8,509	7,581
Other (expenses) income, net	(1,329)	(1,482)	(2,002)	(1,352)
Income before income taxes	3,077	5,202	5,923	5,063
Net income	2,614	4,550	5,495	4,650
Net income attributable to redeemable non-controlling interests and non-controlling interests in consolidated subsidiaries	2,009	1,917	1,304	1,488
Net Income attributable to non-controlling interests in Medley LLC	1,107	2,172	3,617	2,768
Net (loss) income attributable to Medley Management Inc.	$(502)	$461	$574	$394
Net income (loss) per Class A common stock:
Basic	$(0.11)	$0.03	$0.06	$0.08
Diluted	$(0.11)	$0.03	$0.06	$0.08
Weighted average shares – Basic and Diluted	5,478,910	5,342,939	5,588,978	5,808,626

Medley Management Inc.
Notes to Consolidated Financial Statements

19. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of issuance of the consolidated financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the consolidated financial statements as of and for the year ended December 31, 2018, except as disclosed below.

On March 27, 2019, the Company’s Board of Directors declared a dividend of $0.03 per share of Class A common stock for the fourth quarter of 2018. The dividend will be paid on May 3, 2019 to stockholders of record as of April 15, 2019.

Medley Management Inc.
Condensed Consolidated Balance Sheets (unaudited)
(Amounts in thousands, except share and per share amounts)

	As of
	June 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	$10,211	$17,219
Investments, at fair value	33,575	36,425
Management fees receivable	9,226	10,274
Right-of-use assets under operating leases	7,418	—
Other assets	15,159	14,298
Total Assets	$75,589	$78,216

Liabilities, Redeemable Non-controlling Interests and Equity
Liabilities
Senior unsecured debt, net	$117,999	$117,618
Loans payable, net	10,000	9,892
Due to former minority interest holder, net	9,301	11,402
Operating lease liabilities	9,267	—
Accounts payable, accrued expenses and other liabilities	19,036	26,739
Total Liabilities	165,603	165,651

Commitments and Contingencies (Note 12)

Redeemable Non-controlling Interests	19,577	23,186

Equity
Class A common stock, $0.01 par value, 3,000,000,000 shares authorized;5,870,821 and 5,701,008 issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	59	57
Class B common stock, $0.01 par value, 1,000,000 shares authorized; 100 shares issued and outstanding	—	—
Additional paid in capital	10,434	7,529
Accumulated deficit	(19,812)	(19,618)
Total stockholders’ deficit, Medley Management Inc.	(9,319)	(12,032)
Non-controlling interests in consolidated subsidiaries	(416)	(747)
Non-controlling interests in Medley LLC	(99,856)	(97,842)
Total deficit	(109,591)	(110,621)
Total Liabilities, Redeemable Non-controlling Interests and Equity	$75,589	$78,216

See accompanying notes to condensed consolidated financial statements

Medley Management Inc.
Condensed Consolidated Statements of Operations (unaudited)
(in thousands, except share and per share amounts)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
Revenues
Management fees (there were no Part I incentive fees recognized for each of the three and six months ended June 30, 2019 and 2018)	$10,208	$11,965	$21,121	$24,050
Other revenues and fees	2,669	3,038	5,110	5,367
Investment income:
Carried interest	441	432	793	597
Other investment loss, net	(436)	(284)	(373)	(467)
Total Revenues	12,882	15,151	26,651	29,547

Expenses
Compensation and benefits	6,958	7,307	14,979	15,638
General, administrative and other expenses	4,106	4,342	7,360	8,851
Total Expenses	11,064	11,649	22,339	24,489

Other Income (Expenses)
Dividend income	188	960	760	2,389
Interest expense	(2,874)	(2,715)	(5,772)	(5,396)
Other expenses, net	(5,980)	(4,011)	(2,409)	(13,766)
Total other expenses, net	(8,666)	(5,766)	(7,421)	(16,773)
Loss before income taxes	(6,848)	(2,264)	(3,109)	(11,715)
(Benefit from) provision for income taxes	(70)	195	(93)	385
Net Loss	(6,778)	(2,459)	(3,016)	(12,100)
Net loss attributable to redeemable non-controlling interests and non-controlling interests in consolidated subsidiaries	(5,674)	(2,464)	(1,479)	(6,978)
Net (loss) income attributable to non-controlling interests in Medley LLC	(921)	133	(1,282)	(3,766)
Net Loss Attributable to Medley Management Inc.	$(183)	$(128)	$(255)	$(1,356)
Dividends declared per share of Class A common stock	$—	$0.20	$0.03	$0.40

Net Loss Per Share of Class A Common Stock:
Basic (Note 14)	$(0.03)	$(0.08)	$(0.04)	$(0.34)
Diluted (Note 14)	$(0.03)	$(0.08)	$(0.04)	$(0.34)
Weighted average shares outstanding – Basic and Diluted	5,847,883	5,543,802	5,801,531	5,513,719

See accompanying notes to condensed consolidated financial statements

Medley Management Inc.
Condensed Consolidated Statements of Changes in Equity (unaudited)
(in thousands, except share and per share amounts)

For the Three Months Ended June 30, 2019

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Accumulated Deficit	Non- controlling Interests in Consolidated Subsidiaries	Non- controlling Interests in Medley LLC	Total Deficit
	Shares	Dollars	Shares	Dollars
Balance at March 31, 2019	5,817,298	$58	100	$—	$8,999	$(19,734)	$(502)	$(98,203)	$(109,382)
Net (loss) income	—	—	—	—	—	(183)	309	(921)	(795)
Stock-based compensation	—	—	—	—	1,436	—	—	—	1,436
Dividend equivalent payments made to holders of restricted stock units ($0.03 per restricted stock unit)	—	—	—	—	—	(64)	—	—	(64)
Reclass of cumulative dividends on forfeited restricted stock units to compensation and benefits expense	—	—	—	—	—	169	—	—	169
Distributions	—	—	—	—	—	—	(223)	(732)	(955)
Issuance of Class A common stock related to vesting of restricted stock units	53,523	1	—	—	(1)	—	—	—	—
Balance at June 30, 2019	5,870,821	$59	100	$—	$10,434	$(19,812)	$(416)	$(99,856)	$(109,591)

For the Six Months Ended June 30, 2019

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Accumulated Deficit	Non- controlling Interests in Consolidated Subsidiaries	Non- controlling Interests in Medley LLC	Total Deficit
	Shares	Dollars	Shares	Dollars
Balance at December 31, 2018	5,701,008	$57	100	$—	$7,529	$(19,618)	$(747)	$(97,842)	$(110,621)
Net (loss) income	—	—	—	—	—	(255)	554	(1,282)	(983)
Stock-based compensation	—	—	—	—	3,222	—	—	—	3,222
Dividends declared and paid on Class A common stock ($0.03 per share) and dividend equivalent payments made to holders of restricted stock units ($0.03 per restricted stock unit)	—	—	—	—	—	(238)	—	—	(238)
Reclass of cumulative dividends on forfeited restricted stock units to compensation and benefits expense	—	—	—	—	—	299	—	—	299
Distributions	—	—	—	—	—	—	(223)	(732)	(955)
Issuance of Class A common stock related to vesting of restricted stock units, net of tax withholdings	169,813	2	—	—	(317)	—	—	—	(315)
Balance at June 30, 2019	5,870,821	$59	100	$—	$10,434	$(19,812)	$(416)	$(99,856)	$(109,591)

See accompanying notes to condensed consolidated financial statements

Medley Management Inc.
Condensed Consolidated Statements of Changes in Equity (unaudited) (continued)
(in thousands, except share and per share amounts)

For The Three Months Ended June 30, 2018

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Non- controlling Interests in Consolidated Subsidiaries	Non- controlling Interests in Medley LLC	Total Deficit
	Shares	Dollars	Shares	Dollars
Balance at March 31, 2018	5,495,343	$55	100	$—	$3,805	$—	$(14,080)	$(1,644)	$(78,976)	$(90,840)
Net (loss) income	—	—	—	—	—	—	(128)	—	133	5
Stock-based compensation	—	—	—	—	1,598	—	—	—	—	1,598
Dividends on Class A common stock ($0.20 per share)	—	—	—	—	—	—	(1,469)	—	—	(1,469)
Reclass of cumulative dividends on forfeited restricted stock units to compensation and benefits expense	—	—	—	—	—	—	40	—	—	40
Issuance of Class A common stock related to vesting of restricted stock units, net of tax withholdings	67,628	1	—	—	(248)	—	—	—	—	(247)
Distributions	—	—	—	—	—	—	—	—	(5,560)	(5,560)
Balance at June 30, 2018	5,562,971	$56	100	$—	$5,155	$—	$(15,637)	$(1,644)	$(84,403)	$(96,473)

For The Six Months Ended June 30, 2018

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Non- controlling Interests in Consolidated Subsidiaries	Non- controlling Interests in Medley LLC	Total Deficit
	Shares	Dollars	Shares	Dollars
Balance at December 31, 2017	5,481,068	$55	100	$—	$2,820	$(1,301)	$(9,545)	$(1,702)	$(67,401)	$(77,074)
Cumulative effect of accounting change due to the adoption of the new revenue recognition standard	—	—	—	—	—	—	(686)	—	(2,905)	(3,591)
Cumulative effect of accounting change due to the adoption of updated guidance on equity securities not accounted for under the equity method of accounting and the tax effects stranded in other comprehensive loss as a result of tax reform	—	—	—	—	—	1,301	(1,301)	—	—	—
Net loss	—	—	—	—	—	—	(1,356)	—	(3,766)	(5,122)
Stock-based compensation	—	—	—	—	2,644	—	—	—	—	2,644
Dividends on Class A common stock ($0.20 per share)	—	—	—	—	—	—	(2,814)	—	—	(2,814)
Reclass of cumulative dividends on forfeited restricted stock units to compensation and benefits expense	—	—	—	—	—	—	65	—	—	65
Issuance of Class A common stock related to vesting of restricted stock units, net of tax withholdings	81,903	1	—	—	(309)	—	—	—	—	(308)
Distributions	—	—	—	—	—	—	—	—	(10,331)	(10,331)
Contributions	—	—	—	—	—	—	—	2	—	2
Issuance of non-controlling interest at fair value	—	—	—	—	—	—	—	56	—	56
Balance at June 30, 2018	5,562,971	$56	100	$—	$5,155	$—	$(15,637)	$(1,644)	$(84,403)	$(96,473)

See accompanying notes to condensed consolidated financial statements

Medley Management Inc.
Condensed Consolidated Statements of Cash Flows (unaudited)
(in thousands)

	For the Six Months Ended June 30,
	2019	2018
Cash flows from operating activities
Net loss	$(3,016)	$(12,100)
Adjustments to reconcile net loss to net cash used in and provided by operating activities:
Stock-based compensation	3,222	2,644
Amortization of debt issuance costs	407	370
Accretion of debt discount	667	327
Provision for deferred taxes	346	1,221
Depreciation and amortization	352	434
Net change in unrealized depreciation on investments	2,762	14,014
Income from equity method investments	(521)	(571)
Reclassification of cumulative dividends paid on forfeited restricted stock units to compensation and benefits expense	299	65
Non-cash lease costs	1,215	—
Other non-cash amounts	—	56
Changes in operating assets and liabilities:
Management fees receivable	1,048	4,389
Distributions of income received from equity method investments	585	288
Purchase of investments	(866)	(244)
Sale of investments	792	290
Other assets	(1,646)	194
Operating lease liabilities	(1,361)	—
Accounts payable, accrued expenses and other liabilities	(5,654)	(3,521)
Net cash (used in) provided by operating activities	(1,369)	7,856
Cash flows from investing activities
Purchases of fixed assets	(28)	—
Distributions received from investment held at cost less impairment	101	—
Capital contributions to equity method investments	(3)	(1,504)
Net cash provided by (used in) investing activities	70	(1,504)
Cash flows from financing activities
Payments to former minority interest holder	(2,625)	—
Capital contributions from non-controlling interests	—	2
Distributions to non-controlling interests and redeemable non-controlling interests	(2,531)	(14,697)
Dividends paid	(238)	(2,814)
Payments of tax withholdings related to net share settlement of restricted stock units	(315)	(308)
Net cash used in financing activities	(5,709)	(17,817)
Net decrease in cash and cash equivalents	(7,008)	(11,465)
Cash and cash equivalents, beginning of period	17,219	36,327
Cash and cash equivalents, end of period	$10,211	$24,862

Supplemental disclosure of non-cash investing and financing activities
Recognition of right-of-use assets under operating leases upon adoption of new leasing standard	$8,233	$—
Recognition of operating lease liabilities offset against right-of-use assets under operating leases upon adoption of new leasing standard	10,229	—
Accretion of operating lease liabilities recorded against right-of-use assets	400	—
Net deferred tax impact on cumulative effect of accounting change due to the adoption of the new revenue recognition standard	—	(125)
Reclassification of the income tax impact on cumulative effect of accounting change due to the adoption of accounting standards update 2016-01	—	649
Reclassification of the income tax impact of the Tax Cuts and Jobs Act on items within accumulated other comprehensive loss to retained earnings due to the early adoption of accounting standards update 2018-02	—	207
Issuance of non-controlling interest at fair value	—	56

See accompanying notes to condensed consolidated financial statements

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

1. ORGANIZATION AND BASIS OF PRESENTATION

Medley Management Inc. is an alternative asset management firm offering yield solutions to retail and institutional investors. The Company’s national direct origination franchise provides capital to the middle market in the United States of America. Medley Management Inc., through its consolidated subsidiary, Medley LLC, provides investment management services to permanent capital vehicles, long-dated private funds and separately managed accounts and serves as the general partner to the private funds, which are generally organized as pass-through entities. Medley LLC is headquartered in New York City.

The Company’s business is currently comprised of only one reportable segment, the investment management segment, and substantially all of the Company operations are conducted through this segment. The investment management segment provides investment management services to permanent capital vehicles, long-dated private funds and separately managed accounts. The Company conducts its investment management business in the U.S., where substantially all its revenues are generated.

Initial Public Offering of Medley Management Inc.

Medley Management Inc. (“MDLY”) was incorporated on June 13, 2014 and commenced operations on September 29, 2014 upon the completion of its initial public offering (“IPO”) of its Class A common stock. Medley Management Inc. raised $100.4 million, net of underwriting discount, through the issuance of 6,000,000 shares of Class A common stock at an offering price to the public of $18.00 per share. Medley Management Inc. used the offering proceeds to purchase 6,000,000 newly issued LLC Units (defined below) from Medley LLC. Prior to the IPO, Medley Management Inc. had not engaged in any business or other activities except in connection with its formation and IPO.

In connection with the IPO, Medley Management Inc. issued 100 shares of Class B common stock to Medley Group LLC (“Medley Group”), an entity wholly owned by the pre-IPO members of Medley LLC. For as long as the pre-IPO members and then-current Medley personnel hold at least 10% of the aggregate number of shares of Class A common stock and LLC Units (defined below) (excluding those LLC Units held by Medley Management Inc.) then outstanding, the Class B common stock entitles Medley Group to a number of votes that is equal to 10 times the aggregate number of LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of Class B common stock and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to 10 times the number of membership units held by such holder. The Class B common stock does not participate in dividends and does not have any liquidation rights.

Medley LLC Reorganization

In connection with the IPO, Medley LLC amended and restated its limited liability agreement to modify its capital structure by reclassifying the 23,333,333 interests held by the pre-IPO members into a single new class of units (“LLC Units”). The pre-IPO members also entered into an exchange agreement under which they (or certain permitted transferees thereof) have the right, subject to the terms of an exchange agreement, to exchange their LLC Units for shares of Medley Management Inc.’s Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In addition, pursuant to the amended and restated limited liability agreement, Medley Management Inc. became the sole managing member of Medley LLC.

The pre-IPO owners were, subject to limited exceptions, prohibited from transferring any LLC Units held by them or any shares of Class A common stock received upon exchange of such LLC Units, until September 29, 2017, which was the third anniversary of the date of the closing of the IPO, without the Company’s consent. Thereafter and prior to the fourth and fifth anniversaries of the closing of the IPO, such holders may not transfer more than 33 1/3% and 66 2/3%, respectively, of the number of LLC Units held by them, together with the number of any shares of Class A common stock received by them upon exchange therefore, without the Company’s consent.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

1. ORGANIZATION AND BASIS OF PRESENTATION (cont.)

Agreement and Plan of Merger

On August 9, 2018 MDLY entered into a definitive Agreement and Plan of Merger with Sierra Income Corporation (“Sierra”), pursuant to which MDLY would have merged with and into Sierra Management Inc., a Delaware corporation and a wholly owned subsidiary of Sierra (“Merger Sub”), and MDLY’s existing asset management business would have continued to operate as a wholly owned subsidiary of Sierra. MDLY’s Class A stockholders would have received 0.3836 shares of Sierra’s common stock, $3.44 per share of cash consideration and $0.65 per share in special cash dividends for each share of Class A common stock held by them. Medley LLC unitholders would have converted their LLC Units into shares of Class A common stock and would have received 0.3836 shares of Sierra’s common stock, $3.44 per share of cash consideration and $0.35 per share in a special cash dividend for each share of Class A common stock held by them.

Simultaneously, pursuant to the Agreement and Plan of Merger by and between Medley Capital Corporation, a Delaware corporation (“MCC”) and Sierra, a Maryland corporation, MCC would merge with and into Sierra, with Sierra as the surviving entity. MCC shareholders would receive 0.805 shares of the Sierra’s common stock for each share of MCC common stock they hold.

On February 11, 2019, a putative stockholder class action related to the MCC Merger was commenced in the Court of Chancery of the State of Delaware by FrontFour Capital Group LLC and FrontFour Master Fund, Ltd (collectively, “FrontFour”). The action, as consolidated, is captioned in re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM (the “Class Action”). The complaint alleged that MCC’s directors (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC stockholders in connection with the MCC Merger, and that MDLY, Sierra, MCC Advisors LLC, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Court issued a Memorandum Opinion (the “Decision”) denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a shopping process for MCC on terms proposed by FrontFour in its complaint. The Court held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger, but rejected FrontFour’s claim that Sierra aided and abetted those breaches of fiduciary duties. The Court ordered defendants to issue corrective disclosures consistent with the Decision, and enjoined a vote of MCC stockholders on the MCC Merger until such disclosures have been made and stockholders have had the opportunity to assimilate this information.

On April 15, 2019, certain parties in the Class Action reached agreement on the principal terms of a settlement, which were contained in a term sheet, dated April 15, 2019 (the “Settlement Term Sheet”), among Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC, MCC Advisors LLC, Medley LLC, and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand.

In connection with the Settlement Term Sheet and in exchange and consideration for the release of MDLY by the Plaintiffs and the Class (each as defined in the Settlement Term Sheet), MDLY entered into an acknowledgment and agreement (the “Acknowledgment”) pursuant to which Medley agreed to certain actions and undertakings that are described in greater detail in the Settlement Term Sheet including, among other matters: (i) agreeing to participate and cooperate in the discussions and efforts to amend certain provisions of the Merger Agreements, (ii) agreeing to consent to amendments to the MCC Merger Agreement relating to the creation of go shop process to solicit superior transactions to the MCC Merger, if and when presented to MDLY by Sierra and MCC and (iii) agreeing to amendments to the MDLY Merger Agreement, and, if and when presented to MDLY by Sierra and MCC, agreeing to consent to amendments to the MCC Merger Agreement, to extend the outside date in the Merger Agreements to October 31, 2019 and to modify the merger consideration payment mechanics contained therein to provide for the creation of a settlement fund, consisting of $17 million in cash and $30 million of Sierra stock, which amount defendants in the Class Action (other than MDLY) will cause to be contributed to the fund, and distributed to eligible members of the Class, after certain deductions, following the closing of the MCC Merger and in accordance with the terms of the Settlement Stipulation (as defined in the Settlement Term Sheet). Pursuant to, and in accordance with the terms and conditions of, the Acknowledgment, MDLY has also undertaken to work in

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

1. ORGANIZATION AND BASIS OF PRESENTATION (cont.)

good faith to agree to supplemental disclosures relating to the Mergers consistent with the decision in connection with the Class Action, as well as to use reasonable efforts to obtain exemptive relief from the SEC to allow for the consummation of the Mergers.

On July 29, 2019, MDLY entered into an Amended and Restated Agreement Plan of Merger with Sierra, pursuant to which MDLY will merge with and into Merger Sub, and MDLY’s existing asset management business will continue to operate as a wholly owned subsidiary of Sierra. MDLY’s Class A stockholders will receive 0.2668 shares of Sierra’s common stock and $2.96 per share of cash consideration. The pre-IPO members will convert their LLC Units into shares of Class A common stock and will receive 0.2072 shares of Sierra’s common stock and $2.66 per share of cash consideration. In addition, the Class B common stock issued and outstanding prior to the effective date of the merger will be canceled and cease to exist with no consideration being delivered for such shares. The merger is subject to approval by Sierra and MDLY stockholders, regulatory approval, other customary closing conditions and third party consents.

Simultaneously, pursuant to the Amended and Restated Plan of Merger by and between MCC and Sierra, MCC will merge with and into Sierra, with Sierra as the surviving entity. MCC shareholders will receive 0.66 to 0.68 shares of Sierra’s common stock for each share of MCC common stock they hold; the actual exchange ratio will be determined prior to closing and will be subject to adjustment for certain potential costs associated with the transactions. In addition, upon closing, the eligible class members will participate pro rata in the aforementioned settlement fund consisting of $17 million of cash and $30 million of Sierra common stock. The MDLY and Sierra merger is not contingent upon the consummation of the MCC merger.

Transaction expenses related to the pending merger are included in general, administrative and other expenses and primarily consist of professional fees. Such expenses amounted to $1.1 million and $0.9 million for the three months ended June 30, 2019 and 2018, respectively, and $1.4 million and $1.8 million for the six months ended June 30, 2019 and 2018, respectively.

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Medley Management Inc., Medley LLC and its consolidated subsidiaries (collectively, “Medley” or the “Company”). Additionally, the accompanying condensed consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain disclosures accompanying annual financial statements prepared in accordance with U.S. GAAP may be omitted. In the opinion of management, the unaudited condensed consolidated financial results included herein contain all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of financial statements for the interim periods included herein. Therefore, this Form 10-Q should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for any future interim period or the full year ending December 31, 2019.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

In accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, the Company consolidates those entities where it has a direct and indirect controlling financial interest based on either a variable interest model or voting interest model. As such, the Company consolidates entities that the Company concludes are variable interest entities (“VIEs”), for which the Company is deemed to be the primary beneficiary and entities in which it holds a majority voting interest or has majority ownership and control over the operational, financial and investing decisions of that entity.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For legal entities evaluated for consolidation, the Company must determine whether the interests that it holds and fees paid to it qualify as a variable interest in an entity. This includes an evaluation of the management fee and performance fee paid to the Company when acting as a decision maker or service provider to the entity being evaluated. If fees received by the Company are customary and commensurate with the level of services provided, and the Company does not hold other economic interests in the entity that would absorb more than an insignificant amount of the expected losses or returns of the entity, the interest that the Company holds would not be considered a variable interest. The Company factors in all economic interests including proportionate interests through related parties, to determine if fees are considered a variable interest.

An entity in which the Company holds a variable interest is a VIE if any one of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk have the right to direct the activities of the entity that most significantly impact the legal entity’s economic performance, or (c) the voting rights of some investors are disproportionate to their obligation to absorb losses or rights to receive returns from a legal entity. For limited partnerships and other similar entities, non-controlling investors must have substantive rights to either dissolve the fund or remove the general partner (“kick-out rights”) in order to not qualify as a VIE.

For those entities that qualify as a VIE, the primary beneficiary is generally defined as the party who has a controlling financial interest in the VIE. The Company is generally deemed to have a controlling financial interest if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes initially involved with the VIE and reconsiders that conclusion continuously. The primary beneficiary evaluation is generally performed qualitatively on the basis of all facts and circumstances. However, quantitative information may also be considered in the analysis, as appropriate. These assessments require judgment. Each entity is assessed for consolidation on a case-by-case basis.

For those entities evaluated under the voting interest model, the Company consolidates the entity if it has a controlling financial interest. The Company has a controlling financial interest in a voting interest entity (“VOE”) if it owns a majority voting interest in the entity.

Consolidated Variable Interest Entities

Medley Management Inc. is the sole managing member of Medley LLC and, as such, it operates and controls all of the business and affairs of Medley LLC and, through Medley LLC, conducts its business. Under ASC 810, Medley LLC meets the definition of a VIE because the equity of Medley LLC is not sufficient to permit business activities without additional subordinated financial support. Medley Management Inc. has the obligation to absorb expected losses that could be significant to Medley LLC and holds 100% of the voting power, therefore Medley Management Inc. is considered to be the primary beneficiary of Medley LLC.

As a result, Medley Management Inc. consolidates the financial results of Medley LLC and its subsidiaries and records a non-controlling interest for the economic interest in Medley LLC held by the non-managing members. As of June 30, 2019, Medley Management Inc.’s and the non-managing members’ economic interests in Medley LLC were 18.4% and 81.6%, respectively, and as of December 31, 2018, were 18.9% and 81.1%, respectively. Net (loss) income attributable to the non-controlling interests in Medley LLC on the consolidated statements of operations represents the portion of earnings or losses attributable to the economic interest in Medley LLC held by its non-managing members. Non-controlling interests in Medley LLC on the consolidated balance sheets represents the portion of net assets of Medley LLC attributable to the non-managing members based on total LLC Units and participating restricted LLC Units of Medley LLC owned by such non-managing members.

As of June 30, 2019 and December 31, 2018, Medley LLC had three majority owned subsidiaries, Medley Seed Funding I LLC, Medley Seed Funding II LLC and STRF Advisors LLC, which are consolidated VIEs. Each of these entities was organized as a limited liability company and was legally formed to either manage a designated fund or

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

to strategically invest capital as well as isolate business risk. As of June 30, 2019, total assets and total liabilities, after eliminating entries, of these VIEs reflected in the consolidated balance sheets were $18.3 million and less than $0.1 million, respectively. As of December 31, 2018, total assets and total liabilities, after eliminating entries, of these VIEs reflected in the consolidated balance sheets were $22.2 million and less than $0.1 million, respectively. Except to the extent of the assets of these VIEs that are consolidated, the holders of the consolidated VIEs’ liabilities generally do not have recourse to the Company.

Seed Investments

The Company accounts for seed investments through the application of the voting interest model under ASC 810-10-25-1 through 25-14 and consolidates a seed investment when the investment advisor holds a controlling interest, which is, in general, 50% or more of the equity in such investment. For seed investments in which the Company does not hold a controlling interest, the Company accounts for such seed investment under the equity method of accounting, at its ownership percentage of such seed investment’s net asset value.

The Company seed funded $2.1 million to Sierra Total Return Fund (“STRF”), which commenced investment operations in June 2017. As of and since inception through June 30, 2019, the Company owned 100% of the equity of STRF and, as such, consolidates STRF in its condensed consolidated financial statements.

The condensed balance sheet of STRF as of June 30, 2019 and December 31, 2018 is presented in the table below.

	As of
	June 30, 2019	December 31, 2018
	(in thousands)
Assets
Cash and cash equivalents	$310	$274
Investments, at fair value	2,090	1,952
Other assets	295	248
Total assets	$2,695	$2,474
Liabilities and Equity
Accrued expenses and other liabilities	$469	$330
Equity	2,226	2,144
Total liabilities and equity	$2,695	$2,474

As of June 30, 2019, the Company’s condensed consolidated balance sheet reflects the elimination of $0.1 million of other assets, $0.1 million of accrued expenses and other liabilities and $2.2 million of equity as a result of the consolidation of STRF. As of December 31, 2018, the Company’s condensed consolidated balance sheet reflects the elimination of $0.2 million of other assets, $0.1 million of accrued expenses and other liabilities and $2.1 million of equity as a result of the consolidation of STRF. During the three and six months ended June 30, 2019 and 2018, this fund did not generate any significant income or losses from operations.

Non-Consolidated Variable Interest Entities

The Company holds interests in certain VIEs that are not consolidated because the Company is not deemed the primary beneficiary. The Company’s interest in these entities is in the form of insignificant equity interests and fee arrangements. The maximum exposure to loss represents the potential loss of assets by the Company relating to these non-consolidated entities.

As of June 30, 2019, the Company recorded investments, at fair value, attributed to these non-consolidated VIEs of $3.7 million, receivables of $1.7 million included as a component of other assets and a clawback obligation of $7.2 million included as a component of accounts payable, accrued expenses and other liabilities on the Company’s consolidated balance sheets. As of December 31, 2018, the Company recorded investments, at fair value, attributed

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

to non-consolidated VIEs of $4.2 million, receivables of $1.8 million included as a component of other assets and a clawback obligation of $7.2 million included as a component of accounts payable, accrued expenses and other liabilities on the Company’s consolidated balance sheets. As of June 30, 2019, the Company’s maximum exposure to losses from these entities is $5.4 million.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Management’s estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances. These assumptions and estimates also require management to exercise judgment in the process of applying the Company’s accounting policies. Significant estimates and assumptions by management affect the carrying value of investments, performance compensation payable and certain accrued liabilities. Actual results could differ from these estimates, and such differences could be material.

Non-Controlling Interests in Consolidated Subsidiaries

Non-controlling interests in consolidated subsidiaries represent the component of equity in such consolidated entities held by third-parties and certain employees. These interests are adjusted for contributions to and distributions from Medley entities and are allocated income or loss from Medley entities based on their ownership percentages.

Redeemable Non-Controlling Interests

Redeemable non-controlling interests represents interests of certain third parties that are not mandatorily redeemable but redeemable for cash or other assets at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the mezzanine section on the Company’s condensed consolidated balance sheets.

Cash and Cash Equivalents

Cash and cash equivalents include liquid investments in money market funds and demand deposits. The Company had cash balances with financial institutions in excess of Federal Deposit Insurance Corporation insured limits as of June 30, 2019 and December 31, 2018. The Company monitors the credit standing of these financial institutions and has not experienced, and has no expectations of experiencing, any losses with respect to such balances.

Investments

Investments include equity method investments that are not consolidated but over which the Company exerts significant influence. The Company measures the carrying value of its privately-held equity method investments by recording its share of the earnings or losses of its investee in the periods for which they are reported by the investee in the investee’s financial statements rather than in the period in which an investee declares a dividend or distribution. For the Company’s public non-traded equity method investment, it measures the carrying value of such investment at Net Asset Value (“NAV”) per share. Unrealized appreciation (depreciation) resulting from changes in fair value of the equity method investments is reflected as a component of investment income in the condensed consolidated statements of operations along with the income and expense allocations from such investments.

The carrying amounts of equity method investments are reflected in Investments, at fair value in the consolidated balance sheets. As the underlying entities that the Company manages and invests in are, for U.S. GAAP purposes, primarily investment companies which reflect their investments at estimated fair value, the carrying value of the Company’s equity method investments in such entities approximates fair value. The Company evaluates its equity-method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For presentation in its consolidated statements of cash flows, the Company treats distributions received from certain equity method investments using the cumulative earnings approach. Under the cumulative earnings approach, an investor would compare the distributions received to its cumulative equity-method earnings since inception. Any distributions received up to the amount of cumulative equity earnings would be considered a return on investment and classified in operating activities. Any excess distributions would be considered a return of investment and classified in investing activities.

Investments also include publicly traded common stock. The Company measures the fair value of its publicly traded common stock at the quoted market price on the primary market or exchange on which the underlying shares trade. Any realized gains (losses) from the sale of investments and unrealized appreciation (depreciation) resulting from changes in fair value are recorded in other income (expense), net.

Investments of Consolidated Fund

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company’s consolidated fund has categorized its investments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 5. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. The consolidated fund weighs the use of third-party broker quotations, if any, in determining fair value based on management’s understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the consolidated fund’s board of trustees based upon input from management and third party valuation firms. Because these investments are illiquid and because there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

Revenues

Effective January 1, 2018, the Company recognizes revenue in accordance with ASC 606, Revenues from Contracts with Customers. The Company recognizes revenue under the core principle of depicting the transfer of promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for such goods or services. To achieve this, the Company applies a five step approach: (1) identify the contract(s) with a customer, (2) identify the performance obligations within the contract, (3) determine the transaction price, (4) allocate the transaction price to the separate performance obligations and (5) recognize revenue when, or as, each performance obligation is satisfied.

Carried interest are performance based fees that represent a capital allocation of income to the general partner or investment manager. Such fees represent a capital allocation to the general partner or investment manager and are accounted for under ASC 323, Investments — Equity Method and Joint Ventures. As such, these types of performance fees are not in the scope of ASC 606.

As a result of the adoption of this new revenue guidance, the Company recorded a cumulative effect decrease to equity of $3.6 million, net of benefit from income taxes of $0.1 million, as of January 1, 2018, which relates to (1) certain performance fee revenue that would not have met the “probable that significant reversal will not occur” criteria of $3.0 million and (2) the reversal of reimbursable fund formation costs which were deferred on the Company’s consolidated balance sheet of $0.7 million.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Management Fees

Medley provides investment management services to both public and private investment vehicles. Management fees include base management fees, other management fees, and Part I incentive fees, as described below.

Base management fees are calculated based on either (i) the average or ending gross assets balance for the relevant period, (ii) limited partners’ capital commitments to the funds, (iii) invested capital, (iv) NAV or (v) lower of cost or market value of a fund’s portfolio investments. Depending upon the contracted terms of the investment management agreement, management fees are paid either quarterly in advance or quarterly in arrears, and are recognized as earned over the period the services are provided.

Certain management agreements provide for Medley to receive other management fee revenue derived from up front origination fees paid by the funds’ and/or separately managed accounts’ underlying portfolio companies. These fees are recognized when the Company becomes entitled to such fees.

Certain management agreements also provide for Medley to receive Part I incentive fee revenue derived from net investment income (excluding gains and losses) above a hurdle rate. As it relates to MCC, these fees are subject to netting against realized and unrealized losses. Part I incentive fees are paid quarterly and are recognized as earned in the period the services are provided.

Performance Fees

Performance fees are contractual fees which do not represent a capital allocation of income to the general partner or investment manager that are earned based on the performance of certain funds, typically, the Company’s separately managed accounts. Performance fees are earned based on the fund performance during the period, subject to the achievement of minimum return levels in accordance with the respective terms set out in each fund’s investment management agreement.

Other Revenues and Fees

Medley provides administrative services to certain affiliated funds and is reimbursed for direct and allocated expenses incurred in providing such administrative services, as set forth in the respective underlying agreements. These fees are recognized as revenue in the period administrative services are rendered. Medley also acts as the administrative agent on certain deals for which Medley may earn loan administration fees and transaction fees. Medley may also earn consulting fees for providing non-advisory services related to its managed funds. These fees are recognized as revenue over the period to which the fees directly relate.

Investment Income (loss) — Carried Interest

Carried interest are performance based fees that represent a capital allocation of income to the general partner or investment manager. Carried interest are allocated to the Company based on cumulative fund performance to date, subject to the achievement of minimum return levels in accordance with the respective terms set out in each fund’s governing documents and are accounted for under the equity method of accounting. Accordingly, these performance fees are reflected as carried interest within investment income on the Company’s consolidated statements of operations and balances due for such fees are included as a part of equity method investments within Investments, at fair value on the Company’s consolidated balance sheets.

The Company records carried interest based upon an assumed liquidation of that fund’s net assets as of the reporting date, regardless of whether such amounts have been realized. For any given period, carried interest on the Company’s condensed consolidated statements of operations may include reversals of previously recognized carried interest due to a decrease in the value of a particular fund that results in a decrease of cumulative fees earned to date. Since fund return hurdles are cumulative, previously recognized carried interest also may be reversed in a period of appreciation that is lower than the particular fund’s hurdle rate.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Carried interest received in prior periods may be required to be returned by the Company in future periods if the funds’ investment performance declines below certain levels. Each fund is considered separately in this regard and, for a given fund, carried interest can never be negative over the life of a fund. If upon a hypothetical liquidation of a fund’s investments, at their then current fair values, previously recognized and distributed carried interest would be required to be returned, a liability is established for the potential clawback obligation. For the three and six months ended June 30, 2019, the Company received a carried interest distribution of $0.3 million from one of its managed funds with no clawback liability established. Prior to the distribution received during the three months ended June 30, 2019, the Company had not received any carried interest distributions, except for tax distributions related to the Company’s allocation of net income, which included an allocation of carried interest. Pursuant to the organizational documents of each respective fund, a portion of these tax distributions may be subject to clawback. As of June 30, 2019 and December 31, 2018, the Company had accrued $7.2 million for clawback obligations that would need to be paid if the funds were liquidated at fair value as of the end of the reporting period. The Company’s actual obligation, however, would not become payable or realized until the end of a fund’s life.

During the three and six months ended June 30, 2019 and 2018, the Company’s reversal of previously recognized carried interest was less than $0.1 million.

Investment Income (loss) — Other

Other investment income is comprised of unrealized appreciation (depreciation) resulting from changes in fair value of the Company’s equity method investments in addition to the income and expense allocations from such investments.

Stock-based Compensation

Stock-based compensation expense relating to equity based awards are measured at fair value as of the grant date, reduced for actual forfeitures in the period they occur, and expensed over the requisite service period on a straight-line basis as a component of compensation and benefits on the Company’s consolidated statements of operations.

Income Taxes

The Company accounts for income taxes using the asset and liability approach, which requires the recognition of tax benefits or expenses for temporary differences between the financial reporting and tax basis of assets and liabilities. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company also recognizes a tax benefit from uncertain tax positions only if it is “more likely than not” that the position is sustainable based on its technical merits. The Company’s policy is to recognize interest and penalties on uncertain tax positions and other tax matters as a component of its provision for income taxes. For interim periods, the Company accounts for income taxes based on its estimate of the effective tax rate for the year. Discrete items and changes in its estimate of the annual effective tax rate are recorded in the period in which they occur.

Medley Management Inc. is subject to U.S. federal, state and local corporate income taxes on its allocable portion of the income of Medley LLC at prevailing corporate tax rates. Medley LLC and its subsidiaries are not subject to federal, state and local corporate income taxes since all income, gains and losses are passed through to its members. However, a portion of taxable income from Medley LLC and its subsidiaries are subject to New York City’s unincorporated business tax, which is included in the Company’s provision for income taxes.

The Company analyzes its tax filing positions in all of the U.S. federal, state and local tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. If, based on this analysis, the Company determines that uncertainties in tax positions exist, a liability is established.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Reclassification of Prior Period Presentation

Performance fee compensation reported in the prior period has been reclassified to compensation and benefits to conform to the current period presentation in the condensed consolidated statements of operations. This reclassification had no effect on the reported results of operations.

Class A Earnings per Share

The Company computes and presents earnings per share using the two-class method. Under the two-class method, the Company allocates earnings between common stock and participating securities. The two-class method includes an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and undistributed earnings for the period. For purposes of calculating earnings per share, the Company reduces its reported net earnings by the amount allocated to participating securities to arrive at the earnings allocated to Class A common stockholders. Earnings are then divided by the weighted average number of Class A common stock outstanding to arrive at basic earnings per share. Diluted earnings per share reflects the potential dilution beyond shares for basic earnings per share that could occur if securities or other contracts to issue common stock were exercised, converted into common stock, or resulted in the issuance of common stock that would have shared in our earnings. Participating securities consist of the Company’s unvested restricted stock units that contain non-forfeitable rights to dividend equivalent payments, whether paid or unpaid, in the number of shares outstanding in its basic and diluted calculations.

Recently Issued Accounting Pronouncements Adopted as of January 1, 2019

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase the transparency and comparability among organizations as it relates to lease assets and lease liabilities, by requiring lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months, with exceptions. Effective January 1, 2019, the Company adopted this guidance using a modified retrospective approach, which was required for all leases that exist at or commence after the date of the initial application with an option to use certain practical expedients. The Company has elected to use these practical expedients, which allow the Company to treat lease and non-lease components of its leases as a single component, have the ability to use hindsight in determining the lease term and assessing impairment of right-of-use assets, not to reassess lease classification or whether an arrangement is or contains a lease and not to reassess its initial accounting for direct lease costs.

The adoption of the new lease standard at January 1, 2019 resulted in the recognition of right-of-use assets and lease liabilities of $8.2 million and $10.2 million, respectively, consisting primarily of operating leases related to the rental of office space. The adoption of this guidance did not have a significant impact on the Company’s consolidated statements of operations or cash flows. Additionally, this adoption did not impact any covenants associated with the Company’s financial obligations.

Recently Issued Accounting Pronouncements Not Yet Adopted

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies the disclosure requirements in Topic 820, Fair Value Measurement, by removing certain disclosure requirements related to the fair value hierarchy, modifying existing disclosure requirements related to measurement uncertainty, and adding new disclosure requirements. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements. The adoption of this ASU is not expected to have a significant impact on the Company’s consolidated financial statements.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this ASU require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements. The adoption of this ASU is not expected to have a significant impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force). This ASU aligns the accounting for costs incurred to implement a cloud computing arrangement that is a service arrangement with the guidance on capitalizing costs associated with developing or obtaining internal-use software. It address when costs should be capitalized rather than expensed, the term to use when amortizing capitalized costs, and how to evaluate the unamortized portion of these capitalized implementation costs for impairment. This ASU also includes guidance on how to present implementation costs in the financial statements and creates additional disclosure requirements. The accounting for the service element of a hosting arrangement that is a service contract is not affected by these amendments. This ASU is effective for fiscal years beginning after December 31, 2019, including interim reporting within those fiscal years. Early adoption is permitted and can be applied either retrospectively or prospectively. The Company is currently evaluating the transition methods and the impact the adoption of this standard may have on its consolidated financial statements.

The Company does not believe any other recently issued, but not yet effective, revisions to authoritative guidance will have a material effect on its consolidated balance sheets, results of operations or cash flows.

3. REVENUES FROM CONTRACTS WITH CUSTOMERS

The majority of the Company’s revenues are derived from investment management and advisory contracts that are accounted for in accordance with ASC 606.

Performance Obligations

Performance obligations are the unit of account under the revenue recognition standard and represent the distinct goods or services that are promised to the customer. The majority of the Company’s contracts have a single performance obligation to provide asset management, advisory and other related services to permanent capital vehicles, long-dated private funds and separately managed accounts. The Company also has a separate performance obligation to act as an agent for certain third party lenders and provide loan administration services to certain borrowers. These loan administration services also represent a single performance obligation.

The Company primarily provides investment management services to a fund by managing the fund’s investments and maximizing returns on those investments. The Company’s asset management, advisory and other related services are transferred over time to the customer on a day-to-day basis. The contracts with each fund create a distinct performance obligation for each quarter the Company provides the promised services to the customer, from which the customer can benefit from each individual quarter of service. Furthermore, each quarter of the promised services is considered separately identifiable because there is no integration of the promised services between quarters, each

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

3. REVENUES FROM CONTRACTS WITH CUSTOMERS (cont.)

quarter does not modify services provided prior to that quarter, and the services provided are not interdependent or interrelated. Most services provided to these funds are provided continuously over the contract period, so the services in the contract generally represent a single performance obligation comprising a series of distinct service periods. A contract’s transaction price is allocated to the series of distinct services that constitute a single performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

The management fees earned by the Company are largely dependent on fluctuations in the market and, thus, the determination of such fees is highly susceptible to factors outside the Company’s influence. Management fees typically have a large number and broad range of possible consideration amounts and historical experience is generally not indicative of future performance of the market. Hence, the Company is applying the exemption provided under the new revenue recognition guidance as the Company is unable to estimate the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied and the variable consideration is allocated entirely to a wholly unsatisfied performance obligation.

Reimbursement of certain expenses incurred on behalf of the Company’s funds are reported on a gross basis on the statements of operations if the Company is determined to be acting as the principal in those transactions.

Significant Judgments

The Company’s contracts with customers generally include a single performance obligation to provide asset management, advisory and other related services on a quarterly basis. Revenues are recognized as such performance obligation is satisfied and the constraint on the management fees is lifted on a quarterly basis, hence, the Company does not need to exercise significant judgments in regards to management fees. Consideration for management fees is received on a quarterly basis as the performance obligations are satisfied.

With respect to performance fees based on the economic performance of its SMAs, significant judgment is required when determining recognition of revenues. Such judgments include:

•        whether the fund is near final liquidation

•        whether the fair value of the remaining assets in the fund is significantly in excess of the threshold at which the Company would earn an incentive fee

•        the probability of significant fluctuations in the fair value of the remaining assets

•        the SMA’s remaining investments are under contract for sale with contractual purchase prices that would result in no clawback and it is highly likely that the contracts will be consummated

As such, the Company will consider the above factors at each reporting period to determine whether there is an amount of the SMA performance fees which should be recognized as revenue because it is probable that there will not be a significant future revenue reversal, hence, the “constraint” on the performance fees has been lifted.

The Company accounts for performance fees which represent capital allocations to the general partner or investment manager pursuant to accounting rules relating to investments accounted for under the equity method of accounting. As such, these types of performance fees are not within the scope of the new revenue recognition standard and the above significant judgments and constraints do not apply to them. Refer to Note 2 “Summary of Significant Accounting Policies” and Note 4 “Investments” for additional information.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

3. REVENUES FROM CONTRACTS WITH CUSTOMERS (cont.)

Revenue by Category

The following table presents the Company’s revenue from contracts with customers disaggregated by type of customer for the three and six months ended June 30, 2019:

	Permanent Capital Vehicles	Long-dated Private Funds	SMAs	Other	Total
	(in thousands)
For the three months ended June 30, 2019:
Management fees	$7,021	$1,710	$1,477	$—	$10,208
Other revenues and fees	1,472	—	—	1,197	2,669
Total revenues from contracts with customers	$8,493	$1,710	$1,477	$1,197	$12,877

For the six months ended June 30, 2019:
Management fees	$14,550	$3,570	$3,001	$—	$21,121
Other revenues and fees	3,252	—	—	1,858	5,110
Total revenues from contracts with customers	$17,802	$3,570	$3,001	$1,858	$26,231

The following table presents the Company’s revenue from contracts with customers disaggregated by type of customer for the three and six months ended June 30, 2018:

	Permanent Capital Vehicles	Long-dated Private Funds	SMAs	Other	Total
	(in thousands)
For the three months ended June 30, 2018:
Management fees	$8,374	$1,983	$1,608	$—	$11,965
Other revenues and fees	1,920	—	—	1,118	3,038
Total revenues from contracts with customers	$10,294	$1,983	$1,608	$1,118	$15,003

For the six months ended June 30, 2018:
Management fees	$16,767	$4,043	$3,240	$—	$24,050
Other revenues and fees	3,765	—	—	1,602	5,367
Total revenues from contracts with customers	$20,532	$4,043	$3,240	$1,602	$29,417

The Other revenues and fees balances above primarily consist of: (i) revenues earned by Medley while serving as loan administrative agent on certain deals, including loan administration fees and transaction fees, (ii) reimbursable origination and deal expenses, (iii) reimbursable entity formation and organizational expenses and (iv) consulting fees for providing non-advisory services related to one of our managed funds.

The Company’s asset management, advisory and other related services are transferred over time and the Company recognizes these revenues over time as well.

Contract Balances

For certain customers, the Company has a performance obligation to provide loan administration services. The timing of revenue recognition may differ from the timing of invoicing to such customers or receiving consideration. For the majority of these services cash deposits are received prior to the performance obligation being met. The performance obligation of acting as a loan administrator is satisfied over time, therefore, the Company defers any payments received upfront as deferred revenue and recognizes revenue on a pro-rata basis over time as the loan administrative services are performed.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

3. REVENUES FROM CONTRACTS WITH CUSTOMERS (cont.)

These contract liabilities are reported as deferred revenue within accounts payable, accrued expenses and other liabilities on the condensed consolidated balance sheets and amounted to $0.2 million and $0.3 million as of June 30, 2019 and December 31, 2018, respectively. During the three months ended June 30, 2019 and 2018, the Company recognized revenue from amounts included in deferred revenue of $0.2 million for each of those periods, and received cash deposits of $0.1 million and $0.2 million, respectively. During the six months ended June 30, 2019 and 2018, the Company recognized revenue from amounts included in deferred revenue of $0.3 million for each of those periods, and received cash deposits of $0.2 million and $0.3 million, respectively.

The Company did not have any contract assets as of June 30, 2019 or December 31, 2018.

Assets Recognized for the Costs to Obtain or Fulfill a Contract

As part of providing investment management services to a fund, the Company might incur certain placement fees to third parties for obtaining new investors for the fund. Any placement fees incurred to third party placement agents for placing investors into a fund are variable as it is based on a percentage of future fees and cannot be reasonably estimated. The Company determined that placement fees which are paid in cash over time as fees are earned, do not relate to a new contract at the time the payment is made. These costs do not represent a cost to obtain a new contract but rather a cost to fulfill an existing contract. The Company does not recognize any assets for the incremental costs of obtaining or fulfilling a contract with a customer and expenses placement fees as incurred.

4. INVESTMENTS

Investments consist of the following:

	As of
	June 30, 2019	December 31, 2018
	(in thousands)
Equity method investments, at fair value	$13,018	$13,422
Investment in shares of MCC, at fair value	18,151	20,633
Investment held at cost less impairment	316	418
Investments of consolidated fund	2,090	1,952
Total investments, at fair value	$33,575	$36,425

Equity Method Investments

Medley measures the carrying value of its public non-traded equity method investment in Sierra Income Corporation (“SIC” or “Sierra”), a related party, at NAV per share. Unrealized appreciation (depreciation) resulting from changes in NAV per share is reflected as a component of investment loss, net in the condensed consolidated statements of operations. The carrying value of the Company’s privately-held equity method investments is determined based on the amounts invested by the Company plus the equity in earnings or losses of the investee allocated based on the respective underlying agreements, less distributions received.

The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. There were no impairment losses recorded during the three and six months ended June 30, 2019 and 2018.

The Company’s equity method investment in shares of Sierra were $7.1 million and $7.4 million as of June 30, 2019 and December 31, 2018, respectively. The remaining balance as of June 30, 2019 and December 31, 2018 relates primarily to the Company’s investments in Medley Opportunity Fund II, LP (“MOF II”), Medley Opportunity Fund III LP (“MOF III”), Medley Opportunity Fund Offshore III LP (“MOF III Offshore”) and Aspect-Medley Investment Platform B LP (“Aspect B”).

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

4. INVESTMENTS (cont.)

For performance fees earned which represent a capital allocation to the general partner or investment manager, the Company accounts for them under the equity method of accounting. As of June 30, 2019 and December 31, 2018, the balance due to the Company for such performance fees was $0.9 million and $0.4 million, respectively. Revenues associated with these performance fees are classified as carried interest within investment income on the Company’s condensed consolidated statements of operations.

The entities in which the Company’s investments are accounted for under the equity method are considered to be related parties.

Investments in shares of MCC, at fair value

As of June 30, 2019 and December 31, 2018, the Company held 7,756,938 shares of MCC which are carried at fair value based upon the quoted market price on the exchange on which the shares trade. During the three months ended June 30, 2019 and 2018, the Company recognized unrealized losses of $6.0 million and $4.0 million, respectively, which are included as a component of other income (expense), net on the Company’s condensed consolidated statements of operations. During the six months ended June 30, 2019 and 2018, the Company recognized unrealized losses of $2.5 million and $13.6 million, respectively, which are included as a component of other income expenses, net on the Company’s condensed consolidated statements of operations.

Investment Held at Cost Less Impairment

The Company measures its investment in CK Pearl at cost less impairment, adjusted for observable price changes for an identical or similar investment of the same issuer as well as any distributions received during the period. The carrying amount of this investment was $0.3 million and $0.4 million as of June 30, 2019 and December 31, 2018, respectively. The Company performs a quantitative and qualitative assessment at each reporting date to determine whether the investment is impaired and an impairment loss equal to the difference between the carrying value and fair value is recorded within other income (expenses), net on the Company’s consolidated statement of operations if an impairment has been determined. There were no impairment losses recorded during the three and six months ended June 30, 2019 and 2018.

Investments of consolidated fund

Medley measures the carrying value of investments held by its consolidated fund at fair value. As of June 30, 2019, investments of consolidated fund consisted of $0.4 million of equity investments and $1.6 million of senior secured loans. As of December 31, 2018, investments of consolidated fund consisted of $0.4 million of equity investments and $1.6 million of senior secured loans. Refer to Note 5 “Fair Value Measurements” for additional information.

5. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Financial investments recorded at fair value in the consolidated financial statements are categorized for disclosure purposes based upon the level of judgment associated with the inputs to the valuation of the investment as of the measurement date. Investments which are valued using NAV as a practical expedient are excluded from this hierarchy:

•        Level I — Valuations based on quoted prices in active markets for identical assets or liabilities at the measurement date.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

5. FAIR VALUE MEASUREMENTS (cont.)

•        Level II — Valuations based on inputs other than quoted prices in active markets included in Level I, which are either directly or indirectly observable at the measurement date. This category includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in non-active markets including actionable bids from third parties for privately held assets or liabilities, and observable inputs other than quoted prices such as yield curves and forward currency rates that are entered directly into valuation models to determine the value of derivatives or other assets or liabilities.

•        Level III — Valuations based on inputs that are unobservable and where there is little, if any, market activity at the measurement date. The inputs for the determination of fair value may require significant management judgment or estimation and are based upon management’s assessment of the assumptions that market participants would use in pricing the assets and liabilities. These investments include debt and equity investments in private companies or assets valued using the Market or Income Approach and may involve pricing models whose inputs require significant judgment or estimation because of the absence of any meaningful current market data for identical or similar investments. The inputs in these valuations may include, but are not limited to, capitalization and discount rates, beta and EBITDA multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level III information, assuming no additional corroborating evidence.

The following tables summarize the fair value hierarchy of the Company’s financial assets measured at fair value:

	As of June 30, 2019
	Level I	Level II	Level III	Total
	(in thousands)
Assets
Investments of consolidated fund	$368	$—	$1,722	$2,090
Investment in shares of MCC	18,151	—	—	18,151
Total Assets	$18,519	$—	$1,722	$20,241
	As of December 31, 2018
	Level I	Level II	Level III	Total
	(in thousands)
Assets
Investments of consolidated fund	$258	$—	$1,694	$1,952
Investment in shares of MCC	20,633	—	—	20,633
Total Assets	$20,891	$—	$1,694	$22,585

Included in investments of consolidated fund as of June 30, 2019 are Level I assets of $0.4 million in equity investments and Level III assets of $1.7 million, which consists of senior secured loans and equity investments. Included in investments of consolidated fund as of December 31, 2018 are Level I assets of $0.3 million in equity investments and Level III assets of $1.7 million, which consists of senior secured loans and preferred equity investments. The significant unobservable inputs used in the fair value measurement of Level III assets of the consolidated fund’s investments in senior secured loans include market yields. Significant increases or decreases in market yields in isolation would result in a significantly higher or lower fair value measurement. There were no significant unrealized gains or losses related to the investments of consolidated fund for each of the three and six months ended June 30, 2019 and 2018.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

5. FAIR VALUE MEASUREMENTS (cont.)

The following is a summary of changes in fair value of the Company’s financial assets that have been categorized within Level III of the fair value hierarchy:

	Level III Financial Assets as of June 30, 2019
	Balance at December 31, 2018	Purchases	Transfers In or (Out) of Level III	Unrealized Appreciation/ (Depreciation)	Sale of Level III Assets	Balance at June 30, 2019
	(in thousands)
Investments of consolidated fund	$1,694	505	—	6	(483)	$1,722

A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting all levels of the fair value hierarchy are reported as transfers in or out of Level I, II or III category as of the beginning of the quarter during which the reclassifications occur. There were no transfers between levels in the fair value hierarchy during the three and six months ended June 30, 2019.

When determining the fair value of publicly traded equity securities, the Company uses the quoted closing market price as of the valuation date on the primary market or exchange on which they trade. Our equity method investments for which fair value is measured at NAV per share, or its equivalent, using the practical expedient, are not categorized in the fair value hierarchy.

The Company’s investments of consolidated fund are treated as investments at fair value and any realized and unrealized gains and losses from those investments are recorded through the condensed consolidated statement of operations. The Company’s treatment is consistent with that of STRF, which is considered an investment company under ASC 946, Financial Services - Investment Companies, for standalone reporting purposes.

6. LEASES

On January 1, 2019, the company adopted ASC 842, Leases, under the modified retrospective method where any transition adjustments are recorded through a cumulative adjustment to retained earnings in the period of adoption. This new accounting standard requires a dual approach for lessee accounting whereby a lessee accounts for lease arrangements as either operating leases or finance leases. A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. The Company has elected the transition relief package of practical expedients permitted within ASC 842. Accordingly, the Company has not reassessed the classification of its existing leases as of the transition date, whether existing contracts at the transition date contain a lease, or whether unamortized initial direct costs before the transition adjustments would have met the definition of initial direct costs at lease commencement. The Company also applied practical expedients to not separate lease and non-lease components for all new leases as well as leases commencing before the effective date if certain criteria are met, and does not record leases on its consolidated balance sheet with expected terms of twelve months or less. Upon adoption of ASC 842, the Company recognized $8.2 million of right-of-use assets under operating leases and operating lease liabilities of $10.2 million.

Under ASC 842, at the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the circumstances present. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and lease liabilities. Lease liabilities and the corresponding right-of-use assets are recorded based on the present values of lease payments over the expected lease terms. The Company’s expected lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise that option. When determining if a renewal option is reasonably certain of being exercised, the Company considers several factors, including but not limited to, the significance of leasehold improvements incurred on the property, whether the asset is difficult to replace, or specific characteristics unique to the particular lease that would make it reasonably certain that the Company would exercise such option. The Company has concluded that renewal and early termination options are not reasonably certain of being exercised by the Company and thus not

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

6. LEASES (cont.)

included in its right-of-use assets and operating lease liabilities. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the appropriate incremental borrowing rates, which are the rates that would be incurred to borrow on a collateralized basis, over similar terms, amounts equal to the lease payments in a similar economic environment. Variable payments that do not depend on a rate or index are not included in the lease liability and are recognized as incurred. If significant events, changes in circumstances, or other events indicate that the lease term or other inputs have changed, the Company would reassess lease classification, remeasure the lease liability by using revised inputs as of the reassessment date, and adjust the underlying right-of-use asset.

Substantially all of the Company’s operating leases are comprised of its office space in New York City and San Francisco which expire at various times through September 2023. The Company does not have any contracts that would be classified as a finance lease nor any operating leases that contain variable payments.

The components of lease cost and other information for the three and six months ended June 30, 2019 are as follows (dollars in thousands):

	For the Three Months Ended June 30, 2019	For the Six Months Ended June 30, 2019
Lease cost
Operating lease costs	$633	$1,258
Variable lease costs	—	—
Sublease income	(115)	(230)
Total lease cost	$518	$1,028

Supplemental balance sheet information related to leases as of June 30, 2019 was as follows:

Weighted-average remaining lease term (in years)	4.0
Weighted-average discount rate	8.2%

Future payments for operating leases as of June 30, 2019 are as follows (in thousands):

Remaining 2019	$1,362
2020	2,846
2021	2,483
2022	2,441
2023	1,823
Total future lease payments	10,955
Less imputed interest	(1,688)
Operating lease liabilities, as reported	$9,267

For the three and six months ending June 30, 2018, rent expense amounted to $0.6 million and $1.2 million, respectively. There is no material difference between the amount of lease expense recognized under the new lease accounting standard versus the superseded lease accounting standard.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

7. OTHER ASSETS

Other assets consist of the following:

	As of
	June 30, 2019	December 31, 2018
	(in thousands)
Fixed assets, net of accumulated depreciation and amortization of $3,798 and $3,446, respectively	$2,817	$3,140
Security deposits	1,975	1,975
Administrative fees receivable (Note 13)	1,521	1,645
Deferred tax assets (Note 15)	3,400	3,739
Due from affiliates (Note 13)	1,555	1,421
Prepaid expenses and taxes	2,706	1,113
Other assets	1,185	1,265
Total other assets	$15,159	$14,298

8. SENIOR UNSECURED DEBT

The carrying value of the Company’s senior unsecured debt consist of the following:

	As of
	June 30, 2019	December 31, 2018
	(in thousands)
2026 Notes, net of unamortized discount and debt issuance costs of $2,765 and $2,946, respectively	$50,830	$50,649
2024 Notes, net of unamortized premium and debt issuance costs of $1,831 and $2,031 respectively	67,169	66,969
Total senior unsecured debt	$117,999	$117,618

2026 Notes

On August 9, 2016 and October 18, 2016, the Company issued debt consisting of $53.6 million in aggregate principal amount of senior unsecured notes due 2026 at a stated coupon rate of 6.875% (the “2026 Notes”). The net proceeds from these offerings were used to pay down a portion of the Company’s outstanding indebtedness under its Term Loan Facility. Interest is payable quarterly. The 2026 Notes are subject to redemption in whole or in part at any time or from time to time, at the option of the Company, on or after August 15, 2019 at a redemption price per security equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments. The 2026 notes were recorded net of discount and direct issuance costs of $3.8 million which are being amortized over the term of the notes using the effective interest rate method. The 2026 Notes are listed on the New York Stock Exchange and trade thereon under the trading symbol “MDLX.” The fair value of the 2026 Notes based on their underlying quoted market price was $35.2 million as of June 30, 2019.

Interest expense on the 2026 Notes, including accretion of note discount and amortization of debt issuance costs, was $1.0 million for each of the three months ended June 30, 2019 and 2018, and $2.0 million for each of the six months ended June 30, 2019 and 2018.

2024 Notes

On January 18, 2017 and February 22, 2017, the Company issued $69.0 million in aggregate principal amount of senior unsecured notes due 2024 at a stated coupon rate of 7.25% (the “2024 Notes”). The net proceeds from these offerings were used to pay down the remaining portion of the Company’s outstanding indebtedness under its Term

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

8. SENIOR UNSECURED DEBT (cont.)

Loan Facility with the remaining to be used for general corporate purposes. Interest is payable quarterly and interest payments commenced on April 30, 2017. The 2024 Notes are subject to redemption in whole or in part at any time or from time to time, at the option of the Company, on or after January 30, 2020 at a redemption price per security equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments. The 2024 notes were recorded net of premium and direct issuance costs of $2.8 million which are being amortized over the term of the notes using the effective interest rate method. The 2024 Notes are listed on the New York Stock Exchange and trade thereon under the trading symbol “MDLQ.” The fair value of the 2024 Notes based on their underlying quoted market price was $46.0 million as of June 30, 2019.

Interest expense on the 2024 Notes, including amortization of debt premium and debt issuance costs, was $1.4 million for each of the three months ended June 30, 2019 and 2018, and $2.7 million for each of the six months ended June 30, 2019 and 2018, respectively.

9. LOANS PAYABLE

Loans payable consist of the following:

	As of
	June 30, 2019	December 31, 2018
	(in thousands)
Non-recourse promissory notes, net of unamortized discount of $108 at December 31, 2018	$10,000	$9,892
Total loans payable	$10,000	$9,892

Non-Recourse Promissory Notes

In April 2012, the Company borrowed $10.0 million under two non-recourse promissory notes. Proceeds from the borrowings were used to purchase 1,108,033 shares of common stock of SIC, which were pledged as collateral for the obligations. Interest on the notes is paid monthly and is equal to the dividends received by the Company related to the pledged shares. The Company may prepay the notes in whole or in part at any time without penalty and the lenders may call the notes if certain conditions are met. The Company extended the maturity date from March 31, 2019 to June 30, 2019. The proceeds from the notes were recorded net of issuance costs of $3.8 million and were being accreted, using the effective interest method, over the original term of the non-recourse promissory notes. Total interest expense under these notes, including accretion of the notes discount, was $0.2 million and $0.3 million for the three months ending June 30, 2019 and 2018, respectively, and $0.5 million and $0.7 million for the six months ending June 30, 2019 and 2018, respectively. On June 28, 2019, the Company entered into an amendment which extended the June 30, 2019 maturity date to December 31, 2019. In consideration for this amendment, the interest rate on these notes were increased by 1.0% per annum. The fair value of the outstanding balance of the notes was $10.0 million as of each of June 30, 2019 and December 31, 2018, respectively.

On January 31, 2019, the Company entered into a termination agreement with the lenders which will become effective upon the closing of the Company’s pending merger with Sierra. In accordance with the provisions of the termination agreement, the Company will be required to pay the lenders $6.5 million on or prior to the merger closing date, reimburse the lenders for their out of pocket legal fees and enter into a new $6.5 million promissory note (“New Promissory Note”). The New Promissory Note will bear interest at LIBOR plus 7.0% and maturity will be six months after the merger closing date. Such consideration would be for the full satisfaction of the two aforementioned non-recourse promissory notes and related agreements, including the Company’s revenue share payable, as further described in Note 12.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

9. LOANS PAYABLE (cont.)

Contractual Maturities of Loans Payable

As further described above, upon closing of the Company’s pending merger with Sierra, the Company’s two non-recourse promissory and revenue sharing arrangement would be settled for payment of $6.5 million on or prior to the merger closing date and delivery of the New Promissory Note. If the pending merger does not close, $10.0 million of future principal payments will be due, relating to loans payable, on December 31, 2019.

CNB Credit Agreement

On August 19, 2014, the Company entered into a $15.0 million senior secured revolving credit facility with City National Bank (as amended, the “Revolving Credit Facility”). The Company intended to use any proceeds from borrowings under the Revolving Credit Facility for general corporate purposes, including funding of its working capital needs. Borrowings under the Revolving Credit Facility bore interest, at the option of the Company, either (i) at an Alternate Base Rate, as defined, plus an applicable margin not to exceed 0.25% or (ii) at an Adjusted LIBOR plus an applicable margin not to exceed 2.5%.

The Revolving Credit Facility also contained financial covenants, customary negative covenants and other customary events of default, including defaults based on events of bankruptcy and insolvency, dissolution, nonpayment of principal, interest or fees when due, breach of specified covenants, change in control and material inaccuracy of representations and warranties.

Effective May 13, 2019, the Company terminated the Revolving Credit Facility. There were no early termination penalties incurred by the Company. For the three months ended June 30, 2019, there was no amortization of deferred issuance costs associated with the Revolving Credit Facility. Amortization of deferred issuance costs were less than $0.1 million for the three months ended June 30, 2018. For the six months ended June 30, 2019 and 2018, amortization of deferred issuance costs associated with the Revolving Credit Facility were $0.1 million and less than $0.1 million, respectively. The Company had not incurred any borrowings under the Revolving Credit Facility since its inception.

10. DUE TO FORMER MINORITY INTEREST HOLDER

This balance consists of the following:

	As of
	June 30, 2019	December 31, 2018
	(in thousands)
Due to former minority interest holder, net of unamortized discount of $2,074 and $2,598, respectively	$9,301	$11,402
Total due to former minority interest holder	$9,301	$11,402

In January 2016, the Company executed an amendment to SIC Advisors’ operating agreement which provided the Company with the right to redeem membership units owned by the minority interest holder, Strategic Capital Advisory Services, LLC. The Company’s redemption right was triggered by the termination of the dealer manager agreement between Sierra and SC Distributors LLC (“DMA Termination”), an affiliate of the minority interest holder. As a result of this redemption feature, the Company reclassified the non-controlling interest in SIC Advisors from the equity section of its consolidated balance sheet to redeemable non-controlling interests in the mezzanine section of its consolidated balance sheet based on its fair value as of the amendment date. On July 31, 2018, a DMA Termination event occurred and, as a result, the Company reclassified the redeemable non-controlling interest in SIC Advisors from redeemable non-controlling in the mezzanine section of its consolidated balance sheet to due to former minority interest holder, a component of total liabilities on the Company’s consolidated balance sheet, based on its fair value as of that date.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

10. DUE TO FORMER MINORITY INTEREST HOLDER (cont.)

In December, 2018, Medley LLC entered into a Letter Agreement with Strategic Capital Advisory Services, LLC, whereby consideration of $14.0 million was agreed upon for the satisfaction in full of all amounts owed by Medley under the LLC Agreement. The amount due will be paid in sixteen equal installments through August 5, 2022. The Company evaluated this agreement under ASC 470-50, Debt - Modifications and Extinguishment, to determine if modification or extinguishment treatment was necessary. After performing this analysis, the Company determined modification treatment was appropriate and a new effective interest rate was established on the modification date.

As of June 30, 2019 future payments due to the former minority interest holder are as follows (in thousands):

Remaining in 2019	$1,750
2020	3,500
2021	3,500
2022	2,625
Total future payments	$11,375

The amount due will be paid in quarterly installments over a four year period, beginning 2019. For the three and six months ended June 30, 2019, the amortization of the discount was $0.3 million and $0.5 million, respectively, and is included as a component of interest expense on the Company’s condensed consolidated statements of operations.

11. ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities consist of the following:

	As of
	June 30, 2019	December 31, 2018
	(in thousands)
Accrued compensation and benefits	$3,444	$7,438
Due to affiliates (Note 13)	7,199	7,635
Revenue share payable (Note 12)	2,627	2,976
Accrued interest	1,294	1,294
Professional fees	2,493	2,802
Deferred rent	—	2,035
Deferred tax liabilities (Note 15)	67	60
Accounts payable and other accrued expenses	1,912	2,499
Total accounts payable, accrued expenses and other liabilities	$19,036	$26,739

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

Refer to Note 6 to these condensed consolidated financial statements.

Consolidation of Business Activities

During the first quarter of 2018, the Company initiated the consolidation of its business activities to its New York office. The Company believes this will enhance operations by consolidating origination, underwriting and asset management operations and personnel in a single location. During the three and six months ended June 30, 2018, the Company recorded $0.3 million and $2.2 million in severance costs, respectively. In addition, the company incurred a $0.1 million loss from subleasing its San Francisco office during the three months ended June 30, 2018.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

12. COMMITMENTS AND CONTINGENCIES (cont.)

Capital Commitments to Funds

As of June 30, 2019 and December 31, 2018, the Company had aggregate unfunded commitments of $0.3 million to certain long-dated private funds.

Other Commitments

In April 2012, the Company entered into an obligation to pay to a third party a fixed percentage of management and incentive fees received by the Company from Sierra. The agreement was entered into contemporaneously with the $10.0 million non-recourse promissory notes that were issued to the same parties (Note 9). The two transactions were deemed to be related freestanding contracts and the $10.0 million of loan proceeds were allocated to the contracts using their relative fair values. At inception, the Company recognized an obligation of $4.4 million representing the present value of the future cash flows expected to be paid under this agreement. As of June 30, 2019 and December 31, 2018, this obligation amounted to $2.6 million and $3.0 million, respectively, and is recorded as revenue share payable, a component of accounts payable, accrued expenses and other liabilities on the consolidated balance sheets. The change in the estimated cash flows for this obligation is recorded in other expenses, net on the condensed consolidated statements of operations.

On January 31, 2019, the Company entered into a termination agreement with the lenders which would become effective upon the closing of the Company’s pending merger with Sierra. In accordance with the provisions of the termination agreement, the Company would pay the lenders $6.5 million on or prior to the merger closing date, reimburse the lenders for their out of pocket legal fees and enter into a six month $6.5 million promissory note. The promissory note would bear interest at seven percentage points over the LIBOR Rate, as defined in the termination agreement. Such consideration would be for the full satisfaction of the two non-recourse promissory notes disclosed in Note 9 as well as the Company’s obligation above.

Legal Proceedings

From time to time, the Company is involved in various legal proceedings, lawsuits and claims incidental to the conduct of its business. Its business is also subject to extensive regulation, which may result in regulatory proceedings against it. Except as described below, the Company is not currently party to any material legal proceedings.

One of the Company’s subsidiaries, MCC Advisors LLC, was named as a defendant in a lawsuit on May 29, 2015, by Moshe Barkat and Modern VideoFilm Holdings, LLC (“MVF Holdings”) against MCC, MOF II, MCC Advisors LLC, Deloitte Transactions and Business Analytics LLP A/K/A Deloitte ERG (“Deloitte”), Scott Avila (“Avila”), Charles Sweet, and Modern VideoFilm, Inc. (“MVF”). The lawsuit is pending in the California Superior Court, Los Angeles County, Central District, as Case No. BC 583437. The lawsuit was filed after MCC, as agent for the lender group, exercised remedies following a series of defaults by MVF and MVF Holdings on a secured loan with an outstanding balance at the time in excess of $65 million. The lawsuit sought damages in excess of $100 million. Deloitte and Avila have settled the claims against them in exchange for payment of $1.5 million. On June 6, 2016, the court granted the Medley defendants’ demurrers on several counts and dismissed Mr. Barkat’s claims with prejudice except with respect to his claim for intentional interference with contract. On March 18, 2018, the court granted the Medley defendants’ motion for summary adjudication with respect to Mr. Barkat’s sole remaining claim against the Medley Defendants for intentional interference. Now that the trial court has ruled in favor of the Medley defendants on all counts, the only remaining claims in the Barkat litigation are MCC and MOF II’s affirmative counterclaims against Mr. Barkat and MVF Holdings, which MCC and MOF II are diligently prosecuting.

On August 29, 2016, MVF Holdings filed another lawsuit in the California Superior Court, Los Angeles County, Central District, as Case No. BC 631888 (the “Derivative Action”), naming MCC Advisors LLC and certain of Medley’s employees as defendants, among others. The plaintiff in the Derivative Action, asserts claims against the defendants for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unfair competition, breach of the implied covenant of good faith and fair dealing, interference with prospective economic advantage, fraud, and declaratory relief. MCC Advisors LLC and the other defendants believe the causes of action asserted

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

12. COMMITMENTS AND CONTINGENCIES (cont.)

in the Derivative Action are without merit and all defendants intend to continue to assert a vigorous defense. All proceedings in the Derivative Action have been stayed as a result of the chapter 11 bankruptcy proceedings of MVF, which were commenced on May 16, 2018. On August 29, 2016, however, despite the automatic stay of the MVF Bankruptcy, the Plaintiff filed an amended complaint seeking to restyle the derivative action into a direct action to circumvent the MVF bankruptcy’s automatic stay. To date, the California Superior Court has not proceeded with the amended complaint.

Medley LLC, Medley Capital Corporation, Medley Opportunity Fund II LP, Medley Management, Inc., Medley Group, LLC, Brook Taube, and Seth Taube were named as defendants, along with other various parties, in a putative class action lawsuit captioned as Royce Solomon, Jodi Belleci, Michael Littlejohn, and Giulianna Lomaglio v. American Web Loan, Inc., AWL, Inc., Mark Curry, MacFarlane Group, Inc., Sol Partners, Medley Opportunity Fund, II, LP, Medley LLC, Medley Capital Corporation, Medley Management, Inc., Medley Group, LLC, Brook Taube, Seth Taube, DHI Computing Service, Inc., Middlemarch Partners, and John Does 1-100, filed on December 15, 2017, amended on March 9, 2018, and amended a second time on February 15, 2019, in the United States District Court for the Eastern District of Virginia, Newport News Division, as Case No. 4:17-cv-145 (hereinafter, “Class Action 1”). Medley Opportunity Fund II LP and Medley Capital Corporation were also named as defendants, along with various other parties, in a putative class action lawsuit captioned George Hengle and Lula Williams v. Mark Curry, American Web Loan, Inc., AWL, Inc., Red Stone, Inc., Medley Opportunity Fund II LP, and Medley Capital Corporation, filed February 13, 2018, in the United States District Court, Eastern District of Virginia, Richmond Division, as Case No. 3:18-cv-100 (“Class Action 2”). Medley Opportunity Fund II LP and Medley Capital Corporation were also named as defendants, along with various other parties, in a putative class action lawsuit captioned John Glatt, Sonji Grandy, Heather Ball, Dashawn Hunter, and Michael Corona v. Mark Curry, American Web Loan, Inc., AWL, Inc., Red Stone, Inc., Medley Opportunity Fund II LP, and Medley Capital Corporation, filed August 9, 2018 in the United States District Court, Eastern District of Virginia, Newport News Division, as Case No. 4:18-cv-101 (“Class Action 3”) (together with Class Action 1 and Class Action 2, the “Virginia Class Actions”). Medley Opportunity Fund II LP was also named as a defendant, along with various other parties, in a putative class action lawsuit captioned Christina Williams and Michael Stermel v. Red Stone, Inc. (as successor in interest to MacFarlane Group, Inc.), Medley Opportunity Fund II LP, Mark Curry, Brian McGowan, Vincent Ney, and John Doe entities and individuals, filed June 29, 2018 and amended July 26, 2018, in the United States District Court for the Eastern District of Pennsylvania, as Case No. 2:18-cv-2747 (the “Pennsylvania Class Action”) (together with the Virginia Class Actions, the “Class Action Complaints”). The plaintiffs in the Class Action Complaints filed their putative class actions alleging claims under the Racketeer Influenced and Corrupt Organizations Act, and various other claims arising out of the alleged payday lending activities of American Web Loan. The claims against Medley Opportunity Fund II LP, Medley LLC, Medley Capital Corporation, Medley Management, Inc., Medley Group, LLC, Brook Taube, and Seth Taube (in Class Action 1, as amended); Medley Opportunity Fund II LP and Medley Capital Corporation (in Class Action 2 and Class Action 3); and Medley Opportunity Fund II LP (in the Pennsylvania Class Action), allege that those defendants in each respective action exercised control over, or improperly derived income from, and/or obtained an improper interest in, American Web Loan’s payday lending activities as a result of a loan to American Web Loan. The loan was made by Medley Opportunity Fund II LP in 2011. American Web Loan repaid the loan from Medley Opportunity Fund II LP in full in February of 2015, more than 1 year and 10 months prior to any of the loans allegedly made by American Web Loan to the alleged class plaintiff representatives in Class Action 1. In Class Action 2, the alleged class plaintiff representatives have not alleged when they received any loans from American Web Loan. In Class Action 3, the alleged class plaintiff representatives claim to have received loans from American Web Loan at various times from February 2015 through April 2018. In the Pennsylvania Class Action, the alleged class plaintiff representatives claim to have received loans from American Web Loan in 2017. By orders dated August 7, 2018 and September 17, 2018, the Court presiding over the Virginia Class Actions consolidated those cases for all purposes. On October 12, 2018, Plaintiffs in Class Action 3 filed a notice of voluntary dismissal of all claims, and on October 29, 2018, Plaintiffs in Class Action 2 filed a notice of voluntary dismissal of all claims. Medley LLC, Medley Capital Corporation, Medley Management, Inc., Medley Group, LLC, Brook Taube, and Seth Taube never made any loans or provided financing to, or had any other relationship with, American Web Loan. Medley Opportunity Fund II LP, Medley LLC, Medley Capital Corporation, Medley Management, Inc., Medley Group, LLC, Brook Taube, Seth Taube are

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

12. COMMITMENTS AND CONTINGENCIES (cont.)

seeking indemnification from American Web Loan, various affiliates, and other parties with respect to the claims in the Class Action Complaints. Medley Opportunity Fund II LP, Medley LLC, Medley Capital Corporation, Medley Management, Inc., Medley Group, LLC, Brook Taube, and Seth Taube believe the alleged claims in the Class Action Complaints are without merit and they intend to defend these lawsuits vigorously.

On January 25, 2019, two purported class actions were commenced in the Supreme Court of the State of New York, County of New York, by alleged stockholders of Medley Capital Corporation, captioned, respectively, Helene Lax v. Brook Taube, et al., Index No. 650503/2019, and Richard Dicristino, et al. v. Brook Taube, et al., Index No. 650510/2019 (together with the Lax Action, the “New York Actions”). Named as defendants in each complaint are Brook Taube, Seth Taube, Jeffrey Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, Mark Lerdal, Richard T. Allorto, Jr., Medley Capital Corporation, Medley Management Inc., Sierra Income Corporation, and Sierra Management, Inc. The complaints in each of the New York Actions allege that the individuals named as defendants breached their fiduciary duties in connection with the proposed merger of MCC with and into Sierra, and that the other defendants aided and abetted those alleged breaches of fiduciary duties. Compensatory damages in unspecified amounts are sought. On February 27, 2019, the Court entered a stipulated scheduling order requiring that defendants respond to the complaints 45 days following the later of (a) the stockholder vote on the proposed merger and (b) plaintiffs’ filing of a consolidated, amended complaint. A preliminary conference is scheduled to take place on September 24, 2019. The defendants believe the claims asserted in the New York Actions are without merit and they intend to defend these lawsuits vigorously. At this time, we are unable to determine whether an unfavorable outcome from these matters is probable or remote or to estimate the amount or range of potential loss, if any.

On February 11, 2019, a purported stockholder class action was commenced in the Court of Chancery of the State of Delaware by FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. (together, “FrontFour”), captioned FrontFour Capital Group LLC, et al. v. Brook Taube, et al., Case No. 2019-0100 (the “FrontFour Action”), against defendants Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, Sierra, MCC, MCC Advisors LLC (“MCC Advisors”), Medley Group, and Medley LLC. The complaint, as amended on February 12, 2019, alleged that the individuals named as defendants breached their fiduciary duties to MCC stockholders in connection with the proposed merger of MCC with Sierra (the “MCC Merger”), and that MDLY, Sierra, MCC Advisors, Medley Group, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. The complaint sought to enjoin the vote of MCC stockholders on the proposed merger and enjoin enforcement of certain provisions of the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and Sierra (the “MCC Merger Agreement”). The Court held a trial on the plaintiffs’ claims on March 6-7, 2019 and issued a Memorandum Opinion (the “Decision”) on March 11, 2019. The Court denied the plaintiffs’ requests to (i) permanently enjoin the proposed merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by the plaintiffs in their complaint. The Court held that MCC’s directors breached their fiduciary duties in entering into the proposed merger, but rejected the plaintiffs’ claim that Sierra aided and abetted those breaches of fiduciary duties. The Court ordered the defendants to issue corrective disclosures consistent with the Decision, and enjoined a vote of MCC stockholders on the proposed merger until such disclosures have been made and stockholders have had the opportunity to assimilate this information. On March 20, 2019, another purported stockholder class action was commenced by Stephen Altman against Brook Taube, Seth Taube, Jeff Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, Mark Lerdal, and John E. Mack in the Court of Chancery of the State of Delaware, captioned Altman v. Taube, Case No. 2019-0219 (the “Altman Action”). The complaint alleged that the defendants breached their fiduciary duties to stockholders of MCC in connection with the vote of MCC stockholders on the proposed mergers. On April 8, 2019, the Court granted a stipulation consolidating the FrontFour Action and the Altman Action, designating the amended complaint in the FrontFour Action as the operative complaint, and designating the plaintiffs in the FrontFour Action and their counsel the lead plaintiffs and lead plaintiffs’ counsel, respectively.

On April 15, 2019, certain parties reached agreement on the principal terms of a settlement of the FrontFour Action, which were contained in a term sheet, dated April 15, 2019 (the “Settlement Term Sheet”). On July 29, 2019 MDLY entered into a Stipulation of Settlement (and, as amended on August 8, 2019, the “Stipulation”) by and among MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg,

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

12. COMMITMENTS AND CONTINGENCIES (cont.)

MDLY, MCC Advisors, Medley LLC and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand, in connection with the FrontFour Action.

The Stipulation provides for the settlement of all claims brought against the Medley Parties in the FrontFour Action. Under the Stipulation, MCC agreed to seek the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement (together with the MCC Merger Agreement, the “Merger Agreements”), which have been reflected in the revised Merger Agreements annexed to the Stipulation. The Stipulation also provides for, if the MCC Merger is consummated, the creation of a settlement fund, consisting of $17 million in cash and $30 million of Sierra stock, with the number of shares of Sierra stock to be calculated using the pro forma net asset value reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to eligible members of the Settlement Class (as defined in the Stipulation). Under the Stipulation, MDLY also consented to certain amendments to the Merger Agreements that have been reflected in the revised Merger Agreements annexed to the Stipulation. In addition, in connection with the Stipulation, on July 29, 2019, MCC entered into a Governance Agreement with FrontFour Capital Group LLC, FrontFour Master Fund, Ltd., FrontFour Capital Corp., FrontFour Opportunity Fund, David A. Lorber, Stephen E. Loukas and Zachary R. George, pursuant to which, among other matters, FrontFour is subject to customary standstill restrictions and required to vote in favor of the MCC Merger at a meeting of stockholders to approve the Amended MCC Merger Agreement.

The Stipulation also provides for mutual releases between and among FrontFour and the Settlement Class, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the FrontFour Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the FrontFour Action and all claims that were or could have been asserted (other than claims against the Highland Parties, as defined in the Stipulation) in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.) (the “Federal Action”), and FrontFour and the Settlement Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

The Stipulation further provides that MCC and FrontFour shall work together in good faith to agree to supplemental disclosures relating to the transactions contemplated by the Merger Agreements consistent with the Decision. The Stipulation is subject to the approval of the Court. The Court is expected to schedule a hearing on October 24, 2019 to consider the Stipulation.

MARILYN S. ADLER, v. MEDLEY CAPITAL LLC et. al. (Supreme Court of New York, March 2019). Marilyn Adler, a former employee who served as a Managing Director of Medley Capital LLC, filed suit in the New York Supreme Court, Commercial Part, on March 1, 2019 against Medley Capital LLC, MCC Advisors, Medley SBIC GP, LLC, Medley Capital Corporation, Medley Management Inc., as well as Brook Taube, and Seth Taube, individually. Ms. Adler alleges that she is due in excess of $6.5 million in compensation based upon her role with Medley’s SBIC Fund. Her claims are for breach of contract, unjust enrichment, conversion, tortious interference, as well as a claim for an accounting of funds maintained by the defendants. The Company believes the claims are without merit, intends to vigorously defend them, and has asserted counterclaims against Ms. Adler for breach of contract and breach of fiduciary duties. In response to the Company’s motion to dismiss the breach of contract claim, Ms. Adler has conceded there was no written contract. The parties are in the initial stages of discovery.

While management currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company’s consolidated financial position or overall trends in consolidated results of operations, litigation is subject to inherent uncertainties. The Company reviews relevant information with respect to litigation and regulatory matters on a quarterly and annual basis. The Company establishes liabilities for litigation and regulatory actions when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no liability is established.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

12. COMMITMENTS AND CONTINGENCIES (cont.)

Employment Agreements

In connection with the Company’s pending merger with Sierra, certain pre-IPO owners entered into employment agreements which would become effective upon the successful completion of the merger. Each employment agreement sets forth a base salary, which is subject to change at the discretion of the Board or compensation committee of the post-merged entity. The initial term of the employment agreements range from 24 to 30 months. Upon effectiveness of the employment agreements, the combined initial base salaries of the pre-IPO members would be $2.5 million. Under the employment agreements, each pre-IPO owner is eligible to receive each year a short-term incentive paid in cash and a long-term incentive in the form of an equity award, each paid after the end of the year. Each employment agreement provides that the post merged entity’s Board or compensation committee will establish a target annual bonus for each year of no less than a specified percentage of each pre-IPO owner’s base salary and will establish performance and other objectives for the year for such annual bonus, in consultation with management. During their first year of employment, the combined target annual bonuses could amount up to $10.9 million of which $4.1 million would consist of cash and $6.8 million in the form of restricted stock units which would vest over a three year period.

The employment agreements also set forth bonuses for 2019 which the Board or the compensation committee of the post-merger company may increase in recognition of performance in excess of performance objectives. The aggregate 2019 bonuses to certain pre-IPO owners amount to $10.9 million of which $4.1 million would be payable in cash and $6.8 million in the form of restricted stock units which would vest over a three year period. As of June 30, 2019, the Company did not accrue for any bonuses to these pre-IPO members as the 2019 bonus amounts per the employment agreements are not effective until the closing of the merger.

The long-term equity incentive will be made in the form of an equity award, vesting in three equal annual installments. The cash and equity award portions of the annual bonuses paid under the employment agreements will be subject to recoupment by the Combined Company to the extent required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Act) and/or the rules and regulations of the NYSE.

13. RELATED PARTY TRANSACTIONS

Substantially all of Medley’s revenue is earned through agreements with its non-consolidated funds for which it collects management and performance fees for providing asset management, advisory and other related services.

Administration Agreements

In January 2011 and April 2012, Medley entered into administration agreements with MCC (the “MCC Admin Agreement”) and Sierra (the “SIC Admin Agreement”), respectively, whereby, as part of its performance obligation to provide asset management, advisory and other related services, Medley agreed to provide administrative services necessary for the operations of MCC and Sierra. MCC and Sierra agreed to pay Medley for the costs and expenses incurred in providing such administrative services, including an allocable portion of Medley’s overhead expenses and an allocable portion of the cost of MCC and Sierra’s officers and their respective staff.

Additionally, Medley has entered into administration agreements with other entities that it manages (the “Funds Admin Agreements”), whereby Medley agreed to provide administrative services necessary for the operations of these entities. These entities agreed to reimburse Medley for the costs and expenses incurred in providing such administrative services, including an allocable portion of Medley’s overhead expenses and an allocable portion of the cost of these other vehicles’ officers and their respective staffs.

Medley records these administrative fees as revenue in the period when the performance obligation of providing such administrative services is satisfied and such revenue is included as a component of other revenues and fees on the condensed consolidated statements of operations. Amounts due from these agreements are included as a component of other assets on the Company’s condensed consolidated balance sheets.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

13. RELATED PARTY TRANSACTIONS (cont.)

Total revenues recorded under these agreements for the three and six months ended June 30, 2019 and 2018 are reflected in the table below:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2019	2018	2019	2018
	(in thousands)
MCC Admin Agreement	$734	$917	$1,615	$1,818
SIC Admin Agreement	515	746	1,178	1,445
Funds Admin Agreements	223	257	459	502
Total administrative fees from related parties	$1,472	$1,920	$3,252	$3,765

Amounts due from related parties under these agreements are reflected in the table below:

	As of
	June 30, 2019	December 31, 2018
	(in thousands)
Amounts due from MCC under the MCC Admin Agreement	$762	$804
Amounts due from SIC under the SIC Admin Agreement	536	619
Amounts due from entities under the Funds Admin Agreements	223	222
Total administrative fees receivable	$1,521	$1,645

Management fee Waiver

During the first quarter of 2018, the Company voluntarily waived $0.4 million in management fees for MCC. There were no management fee waivers during the three and six months ended June 30, 2019.

Investments

Refer to Note 4 “Investments” for information related to the Company’s investments in related parties.

Exchange Agreement

Prior to the completion of the Company’s IPO, Medley LLC’s limited liability agreement was restated among other things, to modify its capital structure by reclassifying the interests held by its then existing owners (i.e. the members of Medley prior to the IPO) into the LLC Units. Medley’s existing owners also entered into an exchange agreement under which they (or certain permitted transferees thereof) have the right (subject to the terms of the exchange agreement as described therein), to exchange their LLC Units for shares of Medley Management Inc.’s Class A common stock on a one-for-one basis at fair value, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Tax Receivable Agreement

Medley Management Inc. entered into a tax receivable agreement with the holders of LLC Units that provides for the payment by Medley Management Inc. to exchanging holders of LLC Units of 85% of the benefits, if any, that Medley Management Inc. is deemed to realize as a result of increases in tax basis of tangible and intangible assets of Medley LLC from the future exchange of LLC Units for shares of Class A common stock, as well as certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

13. RELATED PARTY TRANSACTIONS (cont.)

The term of the tax receivable agreement will continue until all such tax benefits under the agreement have been utilized or have expired, unless Medley Management Inc. exercises its right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement. There have been no transactions under this agreement through June 30, 2019.

In connection with the Amended and Restated Agreement Plan and of Merger between MDLY and Sierra, the parties to the aforementioned tax receivable agreement will enter into the Tax Receivable Termination Agreement, pursuant to which the existing tax receivable agreement between MDLY and the holders of LLC Units (other than MDLY) will be terminated, effective as of the MDLY Merger Effective Time, as defined in the Amended and Restated Agreement and Plan of Merger.

14. EARNINGS PER CLASS A SHARE

The table below presents basic and diluted net loss per share of Class A common stock using the two-class method for the three and six months ending June 30, 2019 and 2018:

	For the Three Months Ended June 30,		For the For the Six Months Ended June 30,
	2019	2018	2019	2018
	(in thousands, except share and per share amounts)
Basic and diluted net loss per share:
Numerator
Net loss attributable to Medley Management Inc.	$(183)	$(128)	$(255)	$(1,356)
Less: Allocation of earnings to participating securities	16	(320)	(6)	(544)
Net loss available to Class A common stockholders	$(167)	$(448)	$(261)	$(1,900)

Denominator
Weighted average shares of Class A common stock outstanding	5,847,883	5,543,802	5,801,531	5,513,719
Net loss per share of Class A common stock	$(0.03)	$(0.08)	$(0.04)	$(0.34)

The allocation to participating securities above generally represents dividends paid or payable to holders of unvested restricted stock units which reduces net income available to common stockholders, adjusted for the impact of forfeitures in the period they are incurred.

The weighted average shares of Class A common stock is the same for both basic and diluted earnings per share as the diluted amount excludes the assumed conversion of 26,316,642 and 24,639,302 LLC Units and restricted LLC Units as of June 30, 2019 and 2018, respectively, to shares of Class A common stock, the impact of which would be antidilutive.

The following table reflects the per share dividend amounts that the Company declared on its common stock during the six months ended June 30, 2019 and 2018.

Declaration Dates	Record Date	Payment Dates	Per Share
During the six months ended June 30, 2019:
March 27, 2019	April 15, 2019	May 3, 2019	$0.03

During the six months ended June 30, 2018:
May 10, 2018	May 24, 2018	June 1, 2018	$0.20
February 7, 2018	February 22, 2018	March 7, 2018	$0.20

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

15. INCOME TAXES

Deferred income taxes reflect the net effect of temporary differences between the tax basis of an asset or liability and its reported amount on the Company’s consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years. As of June 30, 2019 and December 31, 2018, the Company’s deferred tax assets were $3.4 million and $3.7 million, respectively, which consists primarily of temporary differences relating to certain accrued expenses, stock-based compensation, unrealized losses and a tax benefit relating to tax goodwill. The Company’s deferred tax asset balance as of June 30, 2019 and December 31, 2018 is presented net of a valuation allowance of $1.0 million. This valuation allowance was established during the year ended December 31, 2018 and relates to the portion of the Company’s deferred tax assets associated with cumulative unrealized losses. Of the $1.0 million, $0.7 million was recorded during the six months ended June 30, 2018. The Company considers it more likely than not that it would not be able to generate enough capital gains in the near future to realize the deferred tax asset associated with such capital losses. Deferred tax liabilities were $0.1 million as of June 30, 2019 and December 31, 2018.

The quarterly provision for income taxes is determined based on the Company’s estimated full year effective tax rate adjusted by the amount of tax attributable to infrequent or unusual items that are recognized on a discrete basis in the income tax provision in the period in which they occur. The Company’s effective tax rate includes a rate benefit attributable to the fact that the Company’s subsidiaries operate as limited liability companies, which are not subject to federal or state income tax. Accordingly, a portion of the Company’s earnings attributable to non-controlling interests are not subject to corporate level taxes. However, a portion of the Company’s subsidiaries’ income is subject to New York City’s unincorporated business tax. For the three and six months ended June 30, 2019 and 2018, the Company was only subject to federal, state and city corporate income taxes on its pre-tax income attributable to Medley Management Inc.

The Company’s effective tax rate was 1.0% and (8.6)% for the three months ended June 30, 2019 and 2018, respectively and 3.0% and (3.3)% for the six months ended June 30, 2019 and 2018, respectively. The variance in the effective tax rate was primarily attributed to losses allocated to one of our non-controlling interests of $6.0 million and $3.1 million for the three months ended June 30, 2019 and 2018, respectively, and $2.0 million and $8.4 million for the six months ended June 30, 2019 and 2018, respectively, which are not subject to income taxes and the recording of a $0.7 million valuation allowance during the six months ended June 30, 2018.

Interest expense and penalties related to income tax matters are recognized as a component of the provision for income taxes and were not significant during the three and six months ended June 30, 2019 and 2018. As of and during the three and six months ended June 30, 2019 and 2018, there were no uncertain tax positions taken that were not more likely than not to be sustained.

16. COMPENSATION EXPENSE

Compensation generally includes salaries, bonuses, equity and profit sharing awards. Bonuses, equity and profit sharing awards are accrued over the service period to which they relate. Guaranteed payments made to our senior professionals who are members of Medley LLC are recognized as compensation expense. The guaranteed payments to the Company’s Co-Chief Executive Officers are performance based and are periodically set subject to maximums based on the Company’s total assets under management. Such maximums aggregated to $1.3 million during each of the three months ended June 30, 2019 and 2018, and $2.5 million for each of the six months ended June 30, 2019 and 2018. During the three and six months ended June 30, 2019 and 2018, neither of the Company’s Co-Chief Executive Officers received any guaranteed payments.

Retirement Plan

The Company sponsors a defined-contribution 401(k) retirement plan that covers all employees. Employees are eligible to participate in the plan immediately, and participants are 100% vested from the date of eligibility. The Company makes contributions to the plan of 3% of an employee’s eligible wages, up to a maximum limit as determined by the Internal Revenue Service. The Company also pays all administrative fees related to the plan. During the three and six months ended June 30, 2019, the Company’s accrued contributions to the plan were $0.1 million and

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

16. COMPENSATION EXPENSE (cont.)

$0.3 million, respectively. During the three and six months ended June 30, 2018, the Company’s accrued contributions to the plan were $0.1 million and $0.4 million, respectively. As of June 30, 2019 and December 31, 2018 the Company’s outstanding liability to the plan was $0.4 million and $0.5 million, respectively.

Stock-Based Compensation

In connection with the IPO, the Company adopted the Medley Management Inc. 2014 Omnibus Incentive Plan (as amended, the “Plan”). The purpose of the Plan is to provide a means through which the Company may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Medley Management Inc.’s Class A common stock or Medley LLC’s unit interests, thereby strengthening their commitment to the welfare of the Company and aligning their interests with those of the Company’s stockholders. The Plan provides for the issuance of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”), restricted LLC Units of Medley LLC, stock bonuses, other stock-based awards and cash awards. Shares of Class A common stock issued by the Company in settlement of awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the market or by private purchase or a combination of the foregoing. On May 29, 2019, at the Company’s annual meeting of stockholders, the Company’s stockholders approved an amendment to the Plan to increase the number of the awards available for issuance thereunder by 4,500,000 to 9,000,000. As of June 30, 2019, there were 2.7 million awards available to be granted under the Plan, as amended. Excluded from the available amount as of June 30, 2019 are Board approved employee awards of 399,400 RSUs and an award of restricted LLC Units with an aggregate grant date fair value of $1,000,000. The grant of these awards is conditioned on the closing of the Company’s pending merger with Sierra.

The fair value of RSUs granted under the Plan is determined to be the fair value of the underlying shares on the date of grant. The fair value of restricted LLC Units of Medley LLC is based on the public share price of MDLY at date of grant, adjusted for different distribution rights. The aggregate fair value of these awards is charged to compensation expense on a straight-line basis over the vesting period, which is generally up to five years, with the exception of certain restricted LLC Units that will only vest upon certain conditions such as death, disability, termination without cause or change of control. For these awards, compensation expense is recognized when such condition is met.

For the three and six months ended June 30, 2019 stock-based compensation was $1.4 million and $3.2 million, respectively. Stock-based compensation was $1.6 million and $2.6 million for the three and six months ended June 30, 2018, respectively.

A summary of RSU and restricted LLC Unit activity for the six months ended June 30, 2019 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value	Number of Restricted LLC Units	Weighted Average Grant Date Fair Value
Balance at December 31, 2018	1,822,814	$7.74	1,305,969	$6.86
Granted	1,082,898	3.26	1,610,671	2.53
Forfeited	(231,712)	6.89	—	—
Vested	(321,099)	6.72	—	—
Balance at June 30, 2019	2,352,901	$5.90	2,916,640	$4.47

The aggregate grant date fair value of RSUs vested during the six months ended June 30, 2019 was $2.2 million. The vesting of 321,099 RSUs resulted in the issuance of 169,813 Class A common shares to employees and independent directors and 66,668 LLC Units to the pre-IPO members. The employee RSUs were net-share settled such that the Company withheld awards with the aggregate fair value equivalent to the employees’ minimum statutory tax obligations in accordance with the terms of the Plan. Total employee tax obligations amounted to $0.3 million and payments to the appropriate taxing authorities are reflected as a financing activity on the Company’s condensed consolidated statements of cash flows.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

16. COMPENSATION EXPENSE (cont.)

During the six months ended June 30, 2019 and 2018 there was $0.9 million and $0.6 million, respectively, of previously recognized compensation reversed relating to forfeited RSUs. In addition, during the six months ended June 30, 2019, the Company reclassified cumulative dividends of $0.3 million from retained earnings to other compensation expense as a result of such forfeitures. Cumulative dividends reclassified from retained earnings for the three months ended June 30, 2018 was $0.1 million. Unamortized compensation cost related to unvested RSUs and restricted LLC units as of June 30, 2019 was $16.9 million and is expected to be recognized over a weighted average period of 2.7 years. Such amount excludes unamortized compensation of $1.3 million relating to certain restricted LLC Units which only vest upon death, disability, termination without cause or change of control.

17. REDEEMABLE NON-CONTROLLING INTERESTS

Changes in redeemable non-controlling interests during the six months ended June 30, 2019 and 2018 are reflected in the table below:

	For the Six Months Ended June 30,
	2019	2018
	(in thousands)
Beginning balance	$23,186	$53,741
Net loss attributable to redeemable non-controlling interests in consolidated subsidiaries	(2,033)	(6,980)
Distributions	(1,576)	(4,366)
Ending balance	$19,577	$42,395

In January 2016, the Company executed an amendment to SIC Advisors’ operating agreement which provided the Company with the right to redeem membership units owned by the minority interest holder. The Company’s redemption right is triggered by the termination of the dealer manager agreement between Sierra and SC Distributors LLC (“DMA Termination”), an affiliate of the minority interest holder. As a result of this redemption feature, the Company reclassified the non-controlling interest in SIC Advisors from the equity section to redeemable non-controlling interests in the mezzanine section of the consolidated balance sheet based on its fair value as of the amendment date. The fair value of the non-controlling interest was determined to be $12.2 million on the date of the amendment and was adjusted through a charge to non-controlling interests in Medley LLC.

On July 31, 2018, a DMA Termination event occurred and the membership units held by the minority interest holder were redeemed by Medley. In connection with the DMA Termination, the Company reclassified SIC Advisors’ minority interest balance from redeemable non-controlling interests in the mezzanine section of its consolidated balance sheet to due to former minority interest holder (Note 10), a component of total liabilities, at its then fair value. The fair value of the non-controlling interest was determined to be $12.3 million on the DMA Termination date and was adjusted through a $1.0 million charge to non-controlling interests in Medley LLC.

During the three and six months ended June, 2018, profits allocated to this non-controlling interest were $0.8 million and $1.7 million, respectively, and distributions paid were $0.9 million and $2.3 million, respectively. There were no profits or distributions allocated to this non-controlling interest subsequent the Company’s redemption of the membership units held by the former minority interest holder.

On June 3, 2016, the Company entered into a Master Investment Agreement with DB MED Investor I LLC and DB MED Investor II LLC (the “Investors”) to invest up to $50.0 million in new and existing Medley managed funds (the “Joint Venture”). The Company agreed to contribute up to $10.0 million and an interest in STRF Advisors LLC, the investment advisor to Sierra Total Return Fund, in exchange for common equity interests in the Joint Venture. On June 6, 2017, the Company entered into an amendment to its Master Investment Agreement with the Investors, which provided for, among other things, an increase in the Company’s capital contribution to up to $13.8 million and extended the term of the Joint Venture from seven to ten years. The Investors agreed to invest up to $40.0 million

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

17. REDEEMABLE NON-CONTROLLING INTERESTS (cont.)

in exchange for preferred equity interests in the Joint Venture. Total contributions to the Joint Venture amounted to $53.8 million and were used to purchase $51.8 million of MCC shares on the open market and seed fund $2.0 million to STRF. On account of the preferred equity interests, the Investors will receive an 8% preferred distribution, 15% of the Joint Venture’s profits, and all of the profits from the contributed interest in STRF Advisors LLC. Medley has the option, subject to certain conditions, to cause the Joint Venture to redeem the Investors’ interest in exchange for repayment of the outstanding investment amount at the time of redemption, plus certain other considerations. The Investors have the right, after ten years, to redeem their interests in the Joint Venture. As such, the Investors’ interest in the Joint Venture is included as a component of redeemable non-controlling interests on the Company’s condensed consolidated balance sheets and amounted to $20.3 million and $23.9 million as of June 30, 2019 and December 31, 2018, respectively.

During the three and six months ended June 30, 2019, losses allocated to this non-controlling interest were $6.0 million and $2.0 million, respectively. During the three and six months ended June 30, 2018, losses allocated to this non-controlling interest were $3.2 million and $8.4 million, respectively. Distributions paid during the three and six months ended June 30, 2019 were $0.8 million and $1.6 million, respectively. Distributions paid during the three and six months ended June 30, 2018 were $1.1 million and $2.1 million, respectively.

In October 2016, the Company executed an operating agreement for STRF Advisors LLC which provided the Company with the right to redeem membership units owned by the minority interest holder. The Company’s redemption right is triggered by the termination of the dealer manager agreement between STRF and SC Distributors LLC, an affiliate of the minority interest holder. As a result of this redemption feature, the non-controlling interest in STRF Advisors LLC is classified as in redeemable non-controlling interests in the mezzanine section of the balance sheet. During the three and six months ended June 30, 2019, net losses allocated to this redeemable non-controlling interest were less than $0.1 million and $0.1 million, respectively. During the three and six months ended June 30, 2018, net losses allocated to this redeemable non-controlling interest were $0.1 million and $0.2 million, respectively. As of June 30, 2019 and December 31, 2018, the balance of the redeemable non-controlling interest in STRF Advisors LLC was $(0.7) million.

18. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of issuance of the condensed consolidated financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-Q or would be required to be recognized in the condensed consolidated financial statements as of and for the three and six months ended June 30, 2019, except as disclosed below.

On July 29, 2019, the Company entered into the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019 (the “Amended MDLY Merger Agreement”), by and among the Company, Sierra, and Merger Sub, pursuant to which the Company will, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub (the “MDLY Merger”), with Merger Sub as the surviving company in the MDLY Merger. In the MDLY Merger, each share of MDLY Class A common stock, issued and outstanding immediately prior to the effective time of the MDLY Merger (the “MDLY Merger Effective Time”), other than shares of MDLY Class A common stock held by the Company, Sierra or their respective wholly owned subsidiaries (the “Excluded MDLY Shares”) and the Dissenting Shares (as defined in the Amended MDLY Merger Agreement), held, immediately prior to the MDLY Merger Effective Time, by any person other than a Unitholder (as defined below), will be exchanged for (i) 0.2668 shares of Sierra’s common stock; plus (ii) cash in an amount equal to $2.96 per share. In addition, in the MDLY Merger, each share of MDLY Class A common stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than the Excluded MDLY Shares and the Dissenting Shares, held, immediately prior to the MDLY Merger Effective Time, by holders of the issued and outstanding limited liability company interests of Medley LLC (the “Medley LLC Units” and, holders of the Medley LLC Units at any time on or after July 29, 2019, the “Unitholders”) will be exchanged for (i) 0.2072 shares of Sierra’s common stock; plus (ii) cash in an amount equal to $2.66 per share.

Medley Management Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)

18. SUBSEQUENT EVENTS (cont.)

In addition, on July 29, 2019, MCC and Sierra announced the execution of the Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019 (the “Amended MCC Merger Agreement”), by and between MCC and Sierra, pursuant to which MCC will, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra (the “MCC Merger”), with Sierra as the surviving company in the MCC Merger. In the MCC Merger, each share of MCC’s common stock (other than shares of MCC’s common stock held by MCC, Sierra or their respective wholly owned subsidiaries, will be exchanged for the right to receive (i) 0.68 shares of Sierra’s common stock if the attorneys’ fees of plaintiffs’ counsel and litigation expenses paid or incurred by plaintiffs’ counsel or advanced by plaintiffs in connection with the Class Action (such fees and expenses, the “Plaintiff Attorney Fees”) are less than or equal to $10,000,000, (ii) 0.66 shares of Sierra’s common stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000, and (iii) between 0.68 and 0.66 per share of Sierra’s common stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000.

Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not contingent upon the consummation of the MCC Merger. If both Mergers are successfully consummated, Sierra’s common stock would be listed on the NYSE, with such listing expected to be effective as of the closing date of the Mergers, and Sierra’s common stock will be listed on the Tel Aviv Stock Exchange, with such listing expected to be effective as of the closing date of the MCC Merger. If, however, only the MDLY Merger is consummated, Sierra’s common stock would be listed on the NYSE. If both Mergers are successfully consummated, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as a successor to MDLY, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by MCC Advisors LLC, its wholly controlled adviser subsidiary. If only the MDLY Merger is consummated, while the investment portfolios of MCC and Sierra would not be combined, the investment management function relating to the operation of the Company, as the surviving company, would still be internalized.

Appendix A

EXECUTION COPY

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and between

MEDLEY CAPITAL CORPORATION

and

SIERRA INCOME CORPORATION

DATED AS OF JULY 29, 2019

ARTICLE I DEFINED TERMS		A-2
1.1	Defined Terms	A-2

ARTICLE II THE MERGER		A-11
2.1	The Merger	A-11
2.2	Effective Time.	A-11
2.3	Effects of the Merger	A-11
2.4	Conversion of Stock.	A-11
2.5	Articles of Incorporation and Bylaws of the Surviving Company	A-12
2.6	Directors and Officers	A-12
2.7	Tax Consequences	A-12

ARTICLE III CLOSING; DELIVERY OF MERGER CONSIDERATION		A-12
3.1	Closing.	A-12
3.2	Exchange Agent	A-12
3.3	Deposit of Merger Consideration.	A-12
3.4	Delivery of Merger Consideration and Settlement Amount	A-13

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF MCC		A-15
4.1	Corporate Organization.	A-15
4.2	Capitalization	A-15
4.3	Authority; No Violation	A-16
4.4	Consents and Approvals	A-16
4.5	Reports; Regulatory Matters	A-17
4.6	Financial Statements	A-18
4.7	Broker’s Fees	A-19
4.8	Absence of Certain Changes or Events	A-19
4.9	Legal Proceedings	A-19
4.10	Taxes and Tax Returns	A-19
4.11	Compliance with Applicable Law	A-20
4.12	Certain Contracts	A-20
4.13	Investment Securities	A-20
4.14	Property	A-20
4.15	Intellectual Property	A-20
4.16	State Takeover Laws	A-20
4.17	Opinion.	A-20
4.18	MCC Information.	A-21
4.19	Insurance	A-21
4.20	Environmental Matters	A-21
4.21	Reorganization; Approvals	A-21
4.22	No Other Representations or Warranties	A-21

ARTICLE V REPRESENTATIONS AND WARRANTIES OF SIC		A-21
5.1	Corporate Organization.	A-21
5.2	Capitalization	A-22
5.3	Authority; No Violation.	A-22
5.4	Consents and Approvals	A-23
5.5	Reports; Regulatory Matters	A-23
5.6	Financial Statements	A-24
5.7	Broker’s Fees	A-25
5.8	Absence of Certain Changes or Events	A-25

Appendix A-i

5.9	Legal Proceedings	A-25
5.10	Taxes and Tax Returns	A-26
5.11	Compliance with Applicable Law	A-26
5.12	Certain Contracts	A-26
5.13	Investment Securities	A-27
5.14	Property	A-27
5.15	Intellectual Property	A-27
5.16	State Takeover Laws	A-27
5.17	Opinion.	A-27
5.18	SIC Information.	A-27
5.19	Insurance	A-27
5.20	Environmental Matters	A-27
5.21	Reorganization; Approvals	A-28
5.22	No Other Representations or Warranties	A-28

ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS		A-28
6.1	Conduct of Businesses Prior to the Effective Time	A-28
6.2	MCC Forbearances	A-28
6.3	SIC Forbearances	A-29

ARTICLE VII ADDITIONAL AGREEMENTS		A-31
7.1	Regulatory and Other Matters	A-31
7.2	Access to Information.	A-32
7.3	MCC Stockholder Approval	A-33
7.4	SIC Stockholder Approval	A-33
7.5	Exchange Listing	A-34
7.6	Indemnification; Directors’ and Officers’ Insurance.	A-34
7.7	Additional Agreements	A-35
7.8	Advice of Changes	A-35
7.9	Exemption from Liability Under Section 16(b)	A-35
7.10	No Solicitation	A-35
7.11	Treatment of Outstanding Indebtedness	A-38
7.12	Takeover Statutes	A-38
7.13	Dividend Reinvestment Plan; Stock Repurchases	A-38
7.14	Stockholder Litigation.	A-39
7.15	Interaction with MDLY Merger Agreement.	A-39
7.16	Other Matters	A-39

ARTICLE VIII CONDITIONS PRECEDENT		A-39
8.1	Conditions to Each Party’s Obligation To Effect the Merger	A-39
8.2	Conditions to Obligations of SIC	A-40
8.3	Conditions to Obligations of MCC	A-41
8.4	Standard.	A-41
8.5	Frustration of Closing Conditions	A-41

ARTICLE IX TERMINATION AND AMENDMENT		A-42
9.1	Termination	A-42
9.2	Effect of Termination	A-43
9.3	Fees and Expenses	A-43
9.4	Termination Fee	A-43
9.5	Amendment	A-44
9.6	Extension; Waiver	A-44

Appendix A-ii

ARTICLE X GENERAL PROVISIONS		A-44
10.1	Nonsurvival of Representations, Warranties and Agreements	A-44
10.2	Notices	A-44
10.3	Interpretation.	A-45
10.4	Counterparts	A-45
10.5	Entire Agreement	A-45
10.6	Governing Law; Jurisdiction.	A-45
10.7	PUBLICITY	A-45
10.8	Assignment; Third Party Beneficiaries	A-46
10.9	Remedies	A-46
10.10	WAIVER OF JURY TRIAL	A-47
10.11	Severability	A-47
Exhibit A	New Investment Advisory Agreement	A-50
Exhibit B	Amended and Restated Charter	A-63
Exhibit C	Amended and Restated Bylaws	A-70
Exhibit D	Charter Amendment	A-85

Appendix A-iii

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of July 29, 2019 (this “Agreement”), by and between Medley Capital Corporation, a Delaware corporation (“MCC”), and Sierra Income Corporation, a Maryland corporation (“SIC”).

RECITALS:

WHEREAS, MCC and SIC previously entered into that certain Agreement and Plan of Merger dated as of August 9, 2018 (the “Original Merger Agreement”) pursuant to which it was contemplated that MCC would, on the terms and subject to the conditions set forth in the Original Merger Agreement, merge with and into SIC, with SIC as the surviving company in the merger;

WHEREAS, in connection with the consolidated actions pending in the Court of Chancery of the State of Delaware (the “Court of Chancery”) under caption of In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM (the “MCC Stockholder Action”), on July 29, 2019, Medley Management Inc. (“MDLY”), MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC Advisors LLC, Medley LLC and Medley Group LLC, on the one hand, and FrontFour Capital Group LLC and FrontFour Master Fund, Ltd., on behalf of themselves and a class of similarly situated stockholders of MCC, on the other hand, entered into a Stipulation of Settlement (the “Settlement Agreement”) providing for, among other things, the contribution by the defendant parties to the Settlement Agreement (other than MDLY) of $17 million in cash (the “Settlement Cash”) and $30 million of SIC stock, the number of shares of which is to be calculated using the pro forma net asset value reported in the proxy supplement disclosing the amendments to the Original Merger Agreement (the “Settlement Shares” and, together with the Settlement Cash, the “Settlement Amount”), to a settlement fund (the “Settlement Fund”), which shall be distributed to eligible members of the Class (as defined below) who hold stock as of the Closing (as defined below), after deductions sufficient to cover certain costs and expenses as set forth in the Settlement Agreement;

WHEREAS, on July 29, 2019, the parties to the MCC Stockholder Action entered into a Governance Agreement;

WHEREAS, following a merits trial, the Court of Chancery’s Memorandum Opinion for the MCC Stockholder Action, both as initially issued on March 11, 2019, and as revised on March 22, 2019, specifically held that the plaintiffs had not established any liability on the part of SIC as to the only claim asserted as to SIC in the MCC Stockholder Action, and that nothing in this Agreement is intended in any way to constitute an admission of any liability or wrongdoing on the part of SIC or the SIC Special Committee in connection with any process, procedures, or determinations concerning or leading to execution of either the Original Merger Agreement or any of the transactions contemplated thereby, and that nothing in this Agreement is intended in any way to transfer to SIC any liability imposed on any other party to the MCC Stockholder Action;

WHEREAS, the defendants in the MCC Stockholder Action deny any and all allegations of wrongdoing, fault, liability or damage alleged in the MCC Stockholder Action;

WHEREAS, in order to account for certain events occurring after the date of the Original Merger Agreement, and to reflect certain amendments to the terms of the merger contemplated by the Original Merger Agreement, MCC and SIC desire to amend and restate the Original Merger Agreement in its entirety;

WHEREAS, the board of directors of MCC (the “MCC Board”), acting upon the recommendation of a special committee thereof consisting only of independent and disinterested directors (the “MCC Special Committee”), has unanimously (i) determined that it is in the best interests of MCC and its stockholders, and declared it advisable, to enter into this Agreement and to consummate the acquisition of MCC by SIC as contemplated by this Agreement in which MCC will, on the terms and subject to the conditions set forth in this Agreement, merge with and into SIC, with SIC as the surviving company in the merger (the “Merger” and SIC, in its capacity as the surviving company in the Merger, sometimes referred to herein as the “Surviving Company”), (ii) approved this Agreement and the execution, delivery and performance by the MCC of this Agreement, and (iii) resolved to recommend to the MCC stockholders that they adopt and approve this Agreement;

Appendix A-1

WHEREAS, the board of directors of SIC (the “SIC Board”), acting upon the recommendation of a special committee thereof consisting only of independent and disinterested directors (the “SIC Special Committee”), has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, SIC and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to the stockholders of SIC for its adoption, and (iv) recommended that the stockholders of SIC approve the adoption of this Agreement;

WHEREAS, for federal income Tax purposes, it is the intent of the parties hereto that the Merger shall qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for such purposes;

WHEREAS, contemporaneously herewith, SIC, MDLY and Sierra Management Inc., a Delaware corporation (“Merger Sub”), are entering into an Amended and Restated Merger Agreement (the “MDLY Merger Agreement”) (which MDLY Merger Agreement amends and restates in its entirety that certain agreement and Plan of Merger by and among SIC, MDLY and Merger Sub dated as of August 9, 2018), pursuant to which MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the merger (the “MDLY Merger” and, together with the Merger, the “Medley Mergers”);

WHEREAS, the Medley Mergers are part of an integrated transaction designed to combine the BDC operations of SIC and MCC and internalize the investment management function relating to the operation of SIC, as the Surviving Company in the Merger;

WHEREAS, notwithstanding the foregoing (i) SIC, as the surviving company in the Merger, will enter into an investment management agreement with MCC Advisors LLC, on the terms set forth in the New Investment Advisory Agreement, and (ii) the MDLY Merger is not conditioned upon the occurrence of the Merger;

WHEREAS, Eversheds Sutherland, on behalf of the parties hereto and MDLY, has been in ongoing discussions with the Securities and Exchange Commission (“SEC”) concerning the exemptive application that has been filed with the SEC (File No. 812-14971) to request the SEC Exemptive Relief (as defined herein) permitting the parties to consummate the Merger and the MDLY Merger that would otherwise be prohibited by the Investment Company Act, and each of the parties hereto intend that the Merger not be consummated unless and until the SEC Exemptive Relief is granted to the relevant parties; and

WHEREAS, the SEC has confirmed that the equity of the surviving company in the MDLY Merger, following the MDLY Merger, will be treated as a portfolio investment of SIC and reflected in SIC’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of SIC; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINED TERMS

1.1 Defined Terms. For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 7.10(d).

“Adverse Recommendation Change” has the meaning set forth in Section 7.10(e).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that in no event shall the term “Affiliate” include any portfolio company of SIC or MCC.

Appendix A-2

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Alpine Funding Loan Documents” means that certain Amended and Restated Loan Agreement, dated as of September 29, 2017, by and among Alpine Funding LLC, as borrower, JPMorgan Chase Bank, National Association, as Administrative Agent, the Financing Providers from time to time party thereto, SIC Advisors LLC, as Portfolio Manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto.

“Amended and Restated Charter” has the meaning set forth in Section 2.5.

“Applicable Law” means, with respect to a specified Person, any federal, state, local, municipal, or foreign constitution, treaty, law (including the common law), statute, code, ordinance, rule, regulation, permit, approval, judgment, order, writ, decree or injunction applicable to the specified Person.

“Arbor Funding Debt Documents” means, collectively, (i) ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of August 27, 2013, by and between Arbor Funding LLC and Citibank, N.A., and (ii) Fifth Amended and Restated Confirmation Letter Agreement, dated as of September 29, 2017, by and between Arbor Funding LLC and Citibank, N.A.

“Articles of Merger” has the meaning set forth in Section 2.2.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.3(a).

“BDC” has the meaning set forth in Section 2(a)(48) of the Investment Company Act.

“Book-Entry Shares” means shares of MCC Common Stock in non-certificated form represented by book entry.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Certificate” has the meaning set forth in Section 2.4(d).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Charter Amendment” has the meaning set forth in Section 2.5.

“Claim” means any claim, action, suit, proceeding or investigation, whether civil, arbitral, criminal or administrative.

“Class” means any and all record holders and beneficial owners of MCC Common Stock at any time during the Settlement Class Period, together with their successors and assigns, but excluding Stipulating Defendants, their Immediate Family, SIC and any person, firm, trust, corporation, joint venture, partnership, foundation or other entity related to or affiliated with any of the Stipulating Defendants, members of their Immediate Families or SIC.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Code” has the meaning set forth in the Recitals to this Agreement.

“Competing Proposal” means any inquiry, proposal or offer made by any Third Party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of MCC or SIC, as applicable, or (ii) any one or more assets or businesses of MCC or its Subsidiaries or SIC or its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MCC and its Subsidiaries, taken as a whole, or SIC and its Subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MCC or SIC, as applicable, in each case other than the Merger and the other transactions to occur at Closing in accordance with this Agreement. In addition, during the Go-Shop Period and ending on the No-Shop Period Start Date (or thereafter, for so long as the Third Party is an Excluded Party), a Competing Proposal includes any inquiry, proposal or offer made by any Third Party to become the primary investment manager of MCC or SIC, as applicable (including by an assignment or novation of, or similar transaction involving, the MCC Investment Management Agreement or the SIC

Appendix A-3

Investment Advisory Agreement) other than the Merger and the other transactions to occur at Closing in accordance with this Agreement (a “Manager Competing Proposal”). For the avoidance of doubt, after 11:59 p.m. (Eastern Time) on the 14th day following the No-Shop Period Start Date, any Third Party which previously had been an Excluded Party will no longer be considered an Excluded Party and all further interactions between MCC and any such Third Party shall be subject to terms and conditions of this Agreement as if it is not an Excluded Party (including, without limitation, Section 7.10 hereof) and the Termination Fee under the first sentence of Section 9.4(a) shall be payable in connection with a termination of this Agreement pursuant to Section 9.1(f) or Section 9.1(g) and the second sentence of Section 9.4(a) shall not be applicable.

“Confidentiality Agreement” has the meaning set forth in Section 7.2(c).

“Delaware Courts” has the meaning set forth in Section 10.6.

“Delaware Secretary” has the meaning set forth in Section 2.2.

“DGCL” means the Delaware General Corporation Law.

“DOJ” means the Antitrust Division of the United States Department of Justice.

“DTC” has the meaning set forth in Section 3.4(a).

“Effective Time” has the meaning set forth in Section 2.2.

“Environmental Laws” means, collectively, with respect to a specified Person, any and all environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature with respect to any real property owned by the specified Person or its Subsidiaries seeking to impose, or that are reasonably likely to result in, any liability or obligation of the specified Person or any of its Subsidiaries arising under any local, state or federal environmental, health or safety statute, regulation, ordinance, or other requirement of any Governmental Entity, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any similar state laws.

“Escrow Agent” means an escrow agent reasonably acceptable to MCC and SIC to be appointed pursuant to the Escrow Agreement.

“Escrow Agreement” means an escrow agreement reasonably acceptable to MCC and SIC to be entered into by and among MCC, SIC and the Escrow Agent prior to the Closing, providing for the Escrow Agent to (i) hold in escrow the Settlement Amount, (ii) not release the Settlement Amount until the Escrow Agent has received copies of the Certificate of Merger filed with the Delaware Secretary and the Articles of Merger filed with SDAT from SIC or any Stipulating Defendant, (iii) release and deliver the Settlement Amount into the Settlement Fund upon the Escrow Agent’s receipt of such copies, and (iv) release and return the Settlement Cash and the Settlement Shares to MCC and SIC, respectively, if the Escrow Agent has not received such copies by 11:59 p.m. (Eastern Time) on the 5th Business Day following its receipt of the Settlement Amount, in each case subject to the terms and conditions of the Escrow Agreement.

“Escrow Fund” has the meaning set forth in Section 3.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 3.2.

“Exchange Agent Agreement” has the meaning set forth in Section 3.2.

“Exchange Fund” has the meaning set forth in Section 3.3.

“Exchange Ratio” means (i) if the Plaintiff Attorney Fees are less than or equal to $10,000,000, 0.68; (ii) if the Plaintiff Attorney Fees are equal to or greater than $15,000,000, 0.66; and (iii) if the Plaintiff Attorney Fees are greater than $10,000,000, but less than $15,000,000, then the Exchange Ratio shall be an amount between 0.68 and 0.66, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000. In the event the Plaintiff Attorney Fees have not been fully and finally determined prior to the Effective Time, then the

Appendix A-4

Exchange Ratio shall be 0.66. By way of example, if the Plaintiff Attorney Fees are $12,000,000, then the Exchange Ratio shall be 0.672; if the Plaintiff Attorney Fees are $12,500,000, then the Exchange Ratio shall be 0.67; if the Plaintiff Attorney Fees are $14,000,000, then the Exchange Ratio shall be 0.664.

“Excluded MCC Shares” means, collectively, the shares of MCC Common Stock owned by (a) MCC, (b) SIC or (c) any wholly-owned Subsidiary of MCC or SIC.

“Excluded Party” means any Third Party from whom MCC or any of their respective representatives has received after the date hereof and prior to the No-Shop Period Start Date a written Competing Proposal (inclusive of any amendment or modification thereto, if delivered prior to the No-Shop Period Start Date) that the MCC Special Committee determines in good faith (such determination to be made no later than the No Shop Period Start Date), after consultation with outside legal counsel and its financial advisors, constitutes or could reasonably be expected to lead to a Superior Proposal; provided that any such Third Party shall cease to be an Excluded Party upon the earlier of (a) 11:59 p.m. (Eastern Time) on the 14th day following the No-Shop Period Start Date and (b) such time as such Third Party finally withdraws its Competing Proposal(s); provided, further, that any amendment, supplement or modification to a Competing Proposal shall not constitute withdrawal of a Competing Proposal.

“Final MCC Dividend” has the meaning set forth in Section 3.4(c).

“Form N-14 Registration Statement” has the meaning set forth in Section 4.4(a).

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.

“Go-Shop Period” has the meaning set forth in Section 7.10.

“Governmental Entity” means any federal, state, provincial or local government or any court, administrative or regulatory agency or commission or other governmental or quasi-governmental authority, department, bureau, office, commission, organization, official or agency, domestic or foreign.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Immediate Family” means an individual’s spouse, parents, siblings, children, grandparents, grandchildren; the spouses of his or her parents, siblings and children; and the parents and siblings of his or her spouse, and includes step and adoptive relationships. In this paragraph, “spouse” shall mean a husband, a wife, or a partner in a state-recognized domestic partnership or civil union.

“Indebtedness” of any Person means (a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) and any accrued interest or prepayment premiums related thereto (for the avoidance of doubt, excluding trade accounts payable or similar obligations to creditors for goods or services, operating leases and other customary reservations or retentions under agreements with suppliers); (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person, including earn-outs; (c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) all net obligations under any interest rate swap agreements or interest rate hedge agreements; or (f) indebtedness of others as described in clauses (a) through (e) above in any manner guaranteed by such Person or for which it is or may become contingently liable (but excluding any non-recourse carve-out guaranties, environmental indemnities or similar guaranties).

“Indemnified Parties” has the meaning set forth in Section 7.6(a).

“Intellectual Property Rights” means, collectively, all trademarks, trade names, patent rights, copyrights, domain names, licenses, approvals, trade secrets, software and other similar rights.

Appendix A-5

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service.

“Israeli Bond Documents” means that certain Deed of Trust, made and entered into on January 23, 2018, between MCC and Mishmeret Trust Company, Ltd., as such Deed of Trust will be amended pursuant to the terms of, and upon the effectiveness of, that certain Amendment to Deed of Trust, dated July 24, 2019 (the “Amendment”), among MCC, Medley Small Business Fund, LP, a wholly owned subsidiary of MCC, and Medley SLF Funding I LLC, a wholly owned subsidiary of MCC, on the one hand, and Mishmeret Trust Company, Ltd., on the other hand, including the Medley Small Business Fund Guaranty (as defined in the Amendment), the Medley SLF Guaranty (as defined in the Amendment), the Medley Small Business Fund Security Agreement (as defined in the Amendment), the Medley SLF Security Agreement (as defined in the Amendment), the custody control agreement to be entered by Medley Small Business Fund, LP, and the custody control agreement to be entered by Medley SLF Funding I LLC, each of which are required to be entered into in connection with the Amendment.

“Joint Proxy Statement/Prospectus” has the meaning set forth in Section 4.4(a).

“Letter of Transmittal” has the meaning set forth in Section 3.4(a).

“Liens” means liens, pledges, mortgages, charges, Claims and security interests and similar encumbrances.

“Manager Competing Proposal” has the meaning set forth in the definition of “Competing Proposal”.

“Material Adverse Effect” means, with respect to SIC or MCC, as the case may be, any occurrence, change, event, effect or development that, individually, or taken together with all other occurrences, changes, events, effects or developments, has or would reasonably be likely to have, a material adverse effect on (a) the financial condition, results of operations, properties, assets or business of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this subsection (a), the determination of whether a “Material Adverse Effect” exists or has occurred shall not include effects to the extent attributable to (i) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable generally to companies in the industry in which such party and its Subsidiaries operate, (ii) changes, after the date hereof, in laws, rules or regulations or interpretations thereof of general applicability to companies in the industry in which such party and its Subsidiaries operate, (iii) actions or omissions taken with the prior written consent of the other party, (iv) changes, after the date hereof, in global or national political conditions or general economic or market conditions generally affecting other companies in the industry in which such party and its Subsidiaries operate, (v) conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, (vi) the public disclosure of this Agreement or the transactions contemplated hereby, (vii) any legal proceedings made or brought by any of the current or former stockholders of such party (on their own behalf or on behalf of the such party) arising out of or related to this Agreement or any of the transactions contemplated hereby, except, with respect to clauses (i), (ii), (iv) and (v), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations, properties, assets or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (b) the ability of such party to timely consummate the transactions contemplated by this Agreement.

“MCC” has the meaning set forth in the preamble to this Agreement.

“MCC Adverse Recommendation Change” has the meaning set forth in Section 7.3(b).

“MCC Board” has the meaning set forth in the Recitals to this Agreement.

“MCC Board Recommendation” has the meaning set forth in Section 4.3(a).

“MCC Bylaws” means the bylaws of MCC, as amended and/or restated through the date hereof.

“MCC Certificate” means the certificate of incorporation of MCC, as amended and/or restated through the date hereof.

“MCC Common Stock” means common stock, par value $0.001 per share, of MCC.

“MCC Contracts” has the meaning set forth in Section 4.3(b).

Appendix A-6

“MCC Debt Documents” means, collectively, (i) the MCC Note Documents; (ii) the Israeli Bond Documents; and (iii) the MCC SPV Deutsche Bank Facilities.

“MCC Disclosure Schedule” means that certain disclosure schedule delivered by MCC to SIC prior to the execution of this Agreement, which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in Article IV of this Agreement or as an exception to one or more representations or warranties contained in Article IV of this Agreement, or to one or more of MCC’s covenants contained in this Agreement.

“MCC Investment Management Agreement” means that certain Amended and Restated Investment Management Agreement by and between MCC and MCC Advisors LLC, dated January 19, 2014.

“MCC Material Contract” has the meaning set forth in Section 4.12(a).

“MCC Matters” means, collectively, (i) the Merger, and (ii) any other matters required to be approved or adopted by the stockholders of MCC in order to effect the Merger and the other transactions contemplated by this Agreement.

“MCC Note Documents” means, collectively, (i) the Indenture, dated February 7, 2012, between Medley Capital Corporation and U.S. Bank National Association; (ii) the Second Supplemental Indenture, dated March 18, 2013, between Medley Capital Corporation and U.S. Bank National Association; and (iii) Third Supplemental Indenture, dated December 17, 2015, between Medley Capital Corporation and U.S. Bank National Association.

“MCC Preferred Stock” means common stock, par value $0.001 per share, of MCC.

“MCC Regulatory Agreement” has the meaning set forth in Section 4.5(b).

“MCC Required Approvals” has the meaning set forth in Section 4.4(a).

“MCC SEC Reports” has the meaning set forth in Section 4.5(c).

“MCC Special Committee” has the meaning set forth in the Recitals to this Agreement.

“MCC SPV Deutsche Bank Facilities” means, collectively, (i) Loan and Servicing Agreement, dated August 4, 2015, by and between MCC JV SPV Funding I LLC, MCC Senior Loan Strategy JV I LLC, Lenders, Lender’s Agent, Deutsche Bank and U.S. Bank National Association; (ii) First Amendment to Loan Agreement, dated March 31, 2016; (iii) Second Amendment to Loan Agreement, dated July 13, 2016; and (iv) Third Amendment to Loan Agreement, dated March 30, 2017.

“MCC Stockholder Action” has the meaning set forth in the preamble to this Agreement.

“MCC Stockholder Approval” has the meaning set forth in Section 4.3(a).

“MCC Stockholder Meeting” has the meaning set forth in Section 4.4(a).

“MCC Voting Debt” means bonds, debentures, notes or other Indebtedness of MCC having the right to vote on any matters on which stockholders of MCC may vote.

“MDLY” has the meaning set forth in the Recitals to this Agreement.

“MDLY Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 2.4(c).

“Merger Shares” has the meaning set forth in Section 2.4(c).

“MGCL” means the Maryland General Corporation Law.

“New Investment Advisory Agreement” means the investment advisory agreement between SIC and MCC Advisors LLC, to be effective as of the Effective Time, substantially in the form of Exhibit A attached hereto, with such changes as may be required to address regulatory or other concerns and as finally approved by the SIC Board and submitted to the stockholders of SIC for their approval.

Appendix A-7

“No-Shop Period Start Date” has the meaning set forth in Section 7.10.

“Notice of Adverse Recommendation” has the meaning set forth in Section 7.10(f).

“Notice of Superior Proposal” has the meaning set forth in Section 7.10(f).

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means, with respect to a Person other than a natural person, (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the certificate of formation or articles of organization and operating agreement of a limited liability company; (iii) the partnership agreement and any statement of partnership of a general partnership; (iv) the certificate of limited partnership and limited partnership agreement of a limited partnership; (v) any charter or similar document adopted or filed in connection with the creation, formation, or organization of any other Person; (vi) any stockholder or similar agreement among holders of securities of an issuer; and (vii) any amendment to any of the foregoing.

“Outside Date” has the meaning set forth in Section 9.1(c).

“Permit” means any license, permit, variance, exemption, franchise, consent, approval, authorization, qualification, or order of any Governmental Entity.

“Permitted Liens” means (i) Liens for Taxes and other statutory Liens securing payments not yet due and payable, (ii) Liens arising under MCC Debt Documents or SIC Debt Documents, as applicable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

“Person” means a natural person, corporation, partnership, limited liability company, association, trust, joint venture, estate, sole proprietorship, unincorporated organization, other entity, organization, group (as defined in Section 13(d) of the Exchange Act), or any other business entity or any Governmental Entity, including a government or political subdivision or an agency or instrumentality thereof.

“Plaintiff Attorney Fees” means the attorneys’ fees of plaintiffs’ counsel and litigation expenses paid or incurred by plaintiffs’ counsel or advanced by plaintiffs in connection with the MCC Stockholder Action, as fully and finally determined by the court in such proceeding.

“Required Approvals” has the meaning set forth in Section 5.4(a).

“Required SIC Stockholder Approval” means the items set forth in clauses (i) and (iii) of the defined term “SIC Stockholder Approval”.

“Sandler O’Neill” has the meaning set forth in Section 4.7.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SBA” means the United States Small Business Administration.

“SDAT” has the meaning set forth in Section 2.2.

“SEC” means the United States Securities and Exchange Commission.

“SEC Exemptive Relief” means exemptive orders granted by the SEC: (i) to SIC, MCC, MDLY, and certain of their affiliates, pursuant to Sections 6(c) and 57(c) of the Investment Company Act, granting exemptions from the provisions of Sections 12(d)(3), 57(a)(1) and 57(a)(2) of the Investment Company Act and under Section 57(i) of the Investment Company Act and Rule 17d-1 thereunder to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder; and (ii) to SIC pursuant to Sections 6(c) of the Investment Company Act, granting exemptions from the provisions of Sections 23(a), 23(b) and 63 of the Investment Company Act, pursuant to Section 61(a)(3)(B), pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act and Rule 17d-1 thereunder, and pursuant to Section 23(c)(3) of the Investment Company Act granting an exemption from Section 23(c).

Appendix A-8

“Securities Act” means the Securities Act of 1933, as amended.

“Settlement Agreement” has the meaning set forth in the Recitals to this Agreement.

“Settlement Amount” has the meaning set forth in the Recitals to this Agreement.

“Settlement Cash” has the meaning set forth in the Recitals to this Agreement.

“Settlement Class Period” means the period between and including August 9, 2018, and the later of the (i) the Closing, (ii) the consummation of any transaction based on a Superior Proposal, and (iii) the termination of this Agreement.

“Settlement Fund” has the meaning set forth in the Recitals to this Agreement.

“Settlement Shares” has the meaning set forth in the Recitals to this Agreement.

“SIC” has the meaning set forth in the preamble to this Agreement.

“SIC Adverse Recommendation Change” has the meaning set forth in Section 7.4(b).

“SIC Board” has the meaning set forth in the Recitals to this Agreement.

“SIC Board Recommendation” has the meaning set forth in Section 5.3(a).

“SIC Bylaws” has the meaning set forth in Section 2.5.

“SIC Charter” has the meaning set forth in Section 2.5.

“SIC Common Stock” means common stock, par value $0.001 per share, of SIC.

“SIC Contracts” has the meaning set forth in Section 5.3(b).

“SIC Debt Documents” means, collectively, (i) the SIC Revolving Loan Documents; (ii) the Alpine Funding Loan Documents; and (iii) the Arbor Funding Debt Documents.

“SIC Disclosure Schedule” means that certain disclosure schedule delivered by SIC to MCC prior to the execution of this Agreement, which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in Article V of this Agreement or as an exception to one or more representations or warranties contained in Article V of this Agreement, or to one or more of SIC’s covenants contained in this Agreement.

“SIC Investment Advisory Agreement” means that certain Investment Advisory Agreement by and between SIC and SIC Advisors LLC, dated April 5, 2012.

“SIC Material Contract” has the meaning set forth in Section 5.12(a).

“SIC Matters” means (i) the Merger, (ii) the New Investment Advisory Agreement, (iii) the Amended and Restated Charter, (iv) the Charter Amendment and (v) any other matters required to be approved or adopted by the stockholders of SIC in order to effect the Merger, the related issuance of the Merger Shares and the Settlement Shares, and the other transactions contemplated by this Agreement.

“SIC Regulatory Agreement” has the meaning set forth in Section 5.5(b).

“SIC Required Approvals” has the meaning set forth in Section 5.4(a).

“SIC Revolving Loan Documents” means, collectively, (i) Amended and Restated Senior Secured Revolving Credit Agreement, dated as of August 12, 2016, among SIC, as Borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent; (ii) Amended and Restated Guarantee, Pledge and Security Agreement, dated December 4, 2013, among SIC, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent; and (iii) Deposit Account Control Agreement, dated as of September 7, 2016, among SIC, ING Capital LLC, as Collateral Agent, and Customers Bank, as Depository Institution.

Appendix A-9

“SIC SEC Reports” has the meaning set forth in Section 5.5(c).

“SIC Special Committee” has the meaning set forth in the Recitals to this Agreement.

“SIC Stockholder Approval” has the meaning set forth in Section 5.3(a).

“SIC Stockholder Meeting” has the meaning set forth in Section 4.4(a).

“SIC Voting Debt” means bonds, debentures, notes or other Indebtedness of SIC having the right to vote on any matters on which stockholders of SIC may vote.

“SRO” has the meaning set forth in Section 4.4(a).

“Stipulating Defendants” means Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC, MCC Advisors LLC, Medley Group LLC, and Medley LLC.

“Subsidiary”, when used with respect to either party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under GAAP and, to the extent applicable, Article 6 of Regulation S-X promulgated under the Exchange Act.

“Superior Proposal” means any bona fide written Competing Proposal made by a Third Party that the MCC Special Committee or the SIC Special Committee, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the Competing Proposal relative to the Merger and such other factors as the MCC Special Committee or SIC Special Committee, as applicable, considers in its discretion to be appropriate, (1) is more favorable to MCC’s stockholders or SIC’s stockholders, as applicable, from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any revisions to the terms of this Agreement committed to by SIC to MCC in writing in response to such Competing Proposal made to MCC or by MCC to SIC in writing in response to such Competing Proposal made to SIC under the provisions of Section 7.10(f)) in the case of a Competing Proposal other than a Manager Competing Proposal; provided however, for these purposes, to the extent relevant to the Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of Competing Proposal shall be increased to fifty percent (50%); or (2) is superior to the transactions contemplated hereby and in the best interests of the stockholders of MCC or SIC, as applicable, in the case of Manager Competing Proposal. For the avoidance of doubt, in no event shall any inquiry, proposal or offer made by any Third Party that is not an Excluded Party on or after the No-Shop Period Start Date to become the primary investment manager of MCC or SIC (including by an assignment or novation of, or similar transaction involving, the MCC Investment Management Agreement or the SIC Investment Advisory Agreement) constitute a Superior Proposal unless (i) it is a Competing Proposal under subsections (a) or (b) of the definition of Competing Proposal and (ii) the MCC Special Committee or SIC Special Committee, as applicable, has determined in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of such Competing Proposal relative to the Merger and such other factors as the MCC Special Committee or SIC Special Committee, as applicable, considers to be appropriate, such Competing Proposal satisfies the requirements of clause (1) above.

“Surviving Company” has the meaning set forth in the Recitals to this Agreement.

“Takeover Statutes” has the meaning set forth in Section 4.16.

“Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

Appendix A-10

“Tax Return” means, with respect to a Person, a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes, including, where permitted or required, combined or consolidated returns for any group of entities that includes the Person or any of its Subsidiaries.

“Termination Fee” has the meaning set forth in Section 9.4(a).

“Third Party” means a third party Person (or group of Persons) that is not an Affiliate of MCC or SIC.

ARTICLE II
THE MERGER

2.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the DGCL and the MGCL, at the Effective Time, MCC shall merge with and into SIC and the separate corporate existence of MCC shall cease. SIC shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Maryland.

2.2 Effective Time. Contemporaneously with the Closing, SIC shall file or cause to be filed (a) a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”), and (b) articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation for the State of Maryland (“SDAT”). The Merger shall become effective at the time (the “Effective Time”) set forth in the Certificate of Merger and Articles of Merger.

2.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the DGCL and the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges and powers of MCC and SIC shall be vested in SIC as the Surviving Company, and all debts, liabilities and duties of MCC shall become the debts, liabilities and duties of SIC as the Surviving Company.

2.4 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of SIC, MCC or the holder of any of the following securities:

(a) each share of SIC Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger;

(b) each Excluded MCC Share issued and outstanding or held in treasury by MCC shall be cancelled and shall cease to exist and no Merger Consideration or other amounts or consideration shall be delivered in exchange therefor;

(c) subject to Section 2.4(e), at the Effective Time and subject to deduction for any required withholding Tax, each share of MCC Common Stock other than the Excluded MCC Shares shall be converted into the right to receive the number of shares of SIC Common Stock calculated pursuant to the Exchange Ratio. The aggregate shares of SIC Common Stock to be issued in accordance with Section 2.4(c) (the “Merger Shares”), together with any cash to be paid in lieu of fractional shares in accordance with Section 3.4(h), shall be referred to collectively as the “Merger Consideration”;

(d) any shares of MCC Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall, upon such conversion, no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of MCC Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of MCC Common Stock represented by such Certificate have been converted pursuant to this Section 2.4 and Section 3.4(g), as well as any dividends to which former holders of shares of MCC Common Stock become entitled in accordance with Article III; and

(e) if, between the date of this Agreement and the Effective Time, the outstanding shares of SIC Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change and specifically excluding sales of SIC Common Stock, sales of SIC equity-linked securities, and issuance of SIC Common Stock pursuant to SIC’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by SIC, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

Appendix A-11

2.5 Articles of Incorporation and Bylaws of the Surviving Company.

(a) The amended and restated charter of SIC (the “SIC Charter”) has been approved by the SIC Board in the form attached hereto as Exhibit B (the “Amended and Restated Charter”) as further amended by that certain Amendment in the form attached hereto as Exhibit D (the “Charter Amendment”). The Amended and Restated Charter and Charter Amendment shall be submitted to the stockholders of SIC for their approval at the SIC Stockholder Meeting and, if approved, shall collectively become the charter of SIC, as the Surviving Company, as of the Effective Time and shall remain the charter of SIC, as the Surviving Company, until thereafter amended in accordance with Applicable Law and the terms of Amended and Restated Charter. Notwithstanding the foregoing, in the event that SIC does not obtain the requisite approval of the Charter Amendment, the Amended and Restated Charter shall become the charter of SIC, as the Surviving Company, as of the Effective Time and shall remain the charter of SIC, as the Surviving Company, until thereafter amended in accordance with Applicable Law and the terms of Amended and Restated Charter.

(b) At the Effective Time, the bylaws of SIC (the “SIC Bylaws”) shall be amended and restated in the manner set forth on Exhibit C hereto (the “Amended and Restated Bylaws”), and such amended and restated bylaws shall remain the bylaws of SIC, as the Surviving Company, until thereafter amended in accordance with Applicable Law and the terms of such bylaws.

2.6 Directors and Officers. Promptly following the date hereof, SIC shall take such actions as may be required by the SIC Charter and SIC Bylaws in order to appoint the individuals to serve as directors of the Surviving Company, effective as of the Effective Time, which individuals shall consist of the current independent directors of SIC, one interested director of SIC, one independent director of MCC who will be selected by the independent directors of SIC and, if the independent directors of SIC elect in their sole discretion, an additional independent director who will be selected by the independent directors of SIC. Each of SIC and MCC shall include the identities of such directors in the Joint Proxy Statement/Prospectus to be provided to SIC and MCC stockholders. Upon being duly elected, such directors shall serve from and after the Effective Time until their respective successors shall have been duly elected, appointed or qualified or until their respective earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Company. In addition, effective as of the Effective Time, one of the current independent directors of SIC shall be appointed to serve as Chairman of the Board. The officers of the Surviving Company as of the Effective Time shall be as designated by the SIC Board and, prior to the Effective Time, the SIC Board shall take such actions as may be necessary to appoint such individuals as the officers of the Surviving Company, effective as of the Effective Time.

2.7 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for such purposes.

ARTICLE III
CLOSING; DELIVERY OF MERGER CONSIDERATION

3.1 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five Business Days after the satisfaction or waiver (subject to Applicable Law) of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”).

3.2 Exchange Agent. Prior to the Effective Time, SIC shall appoint a bank or trust company, or SIC’s transfer agent, in each case reasonably acceptable to MCC, pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

3.3 Deposit of Merger Consideration; Payment of Settlement Amount.

(a) At or prior to the Effective Time, (i) SIC shall (x) authorize the Exchange Agent to issue an aggregate number of shares of SIC Common Stock equal to the aggregate Merger Shares and (y) deposit, or cause to be deposited, with the Exchange Agent sufficient cash to make the payments to holders of shares of MCC Common Stock described in Section 3.4(g) (collectively, the “Exchange Fund”), and (ii) following the appointment of the Escrow Agent pursuant to Section 3.3(b), MCC shall deposit, or cause to be deposited, with the Escrow Agent (solely in the name and on behalf of and for the account and benefit of the eligible members of the Class) the Settlement Cash. The

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Exchange Agent shall invest any cash included in the Exchange Fund as directed by SIC; provided, however, that no gain or loss thereon shall affect the amounts payable to former holders of shares of MCC Common Stock pursuant to Article II or Article III of this Agreement. Any interest or other income resulting from such investments shall be the sole property of SIC.

(b) At or prior to the Effective Time, MCC and SIC shall appoint the Escrow Agent pursuant to the Escrow Agreement and SIC shall issue and deliver to the Escrow Agent (solely in the name and on behalf of and for the account and benefit of the eligible members of the Class) the Settlement Shares (together with the Settlement Cash deposited by MCC pursuant to Section 3.3(a)(ii) with the Escrow Agent, in each case for delivery and payment on behalf of SIC and MCC to the Settlement Fund for the benefit of eligible members of the Class, the “Escrow Fund”) to be held in escrow and released with the Settlement Cash into the Settlement Fund immediately after the Closing (but on the Closing Date) pursuant to the terms and conditions of the Escrow Agreement.

3.4 Delivery of Merger Consideration.

(a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate(s) which immediately prior to the Effective Time represented outstanding shares of MCC Common Stock (other than Excluded MCC Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) shall pass, only upon delivery of such Certificate(s) (or affidavits of loss in lieu of such Certificates)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering such Certificate(s) in exchange for the Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to Article II and this Article III; provided, however, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive as a result of the Merger. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Excluded MCC Shares) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and SIC shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Merger Consideration such holder is entitled to receive as a result of the Merger, and the Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Book-Entry Shares. Prior to the Effective Time, the parties shall reasonably cooperate to establish procedures with the Exchange Agent and The Depository Trust Company (“DTC”) designed to provide that the Exchange Agent will transmit to DTC or its nominee, on the Closing Date, upon surrender of Book-Entry Shares held of record by DTC or its nominee in accordance with DTC’s customary surrender procedures and such other procedures as agreed to by SIC, MCC, the Exchange Agent and DTC, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger.

(b) Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of shares of MCC Common Stock (other than Excluded MCC Shares) will be entitled to receive promptly after the Effective Time the Merger Consideration in respect of the shares of MCC Common Stock represented by its Certificate or Certificates, as well as any dividends payable with respect to such shares of MCC Common Stock at the time of surrender, and any dividends with respect to shares of SIC Common Stock to which such holder is entitled. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration upon surrender of such Certificate in accordance with, together with any dividends or distributions to which such holder is entitled pursuant to, Article II or this Article III.

(c) Prior to the Closing Date, in the event that MCC has undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) or net capital gain (as defined in Section 1221(11) of the Code) for MCC’s short taxable year ending on the Closing Date, MCC shall declare a dividend, payable in cash or MCC Common Stock or a combination thereof (the “Final MCC Dividend”), to holders of shares of MCC Common Stock. The Final MCC Dividend, together with all previous MCC dividends with respect to MCC’s taxable year ending on the Closing Date, shall result in MCC distributing to MCC’s stockholders all of MCC’s undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) and all of MCC’s net capital gain (as defined in Section 1221(11) of the Code) for MCC’s taxable year ending on the Closing Date. If MCC determines it necessary to declare a Final MCC Dividend, it shall notify SIC at least ten (10) days prior to MCC Stockholder Meeting.

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(d) No dividends or other distributions declared with respect to SIC Common Stock to stockholders of record on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of SIC Common Stock to which the holder of such Certificate is entitled upon exchange thereof in accordance with Article II and this Article III, in each case unless and until the holder thereof shall surrender such Certificate in accordance with this Article III. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article III, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of SIC Common Stock represented by such Certificate and not paid prior to the date of surrender, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of SIC Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the surrender date.

(e) If any Merger Consideration is to be issued or paid in a name other than that in which a Certificate formerly representing MCC Common Stock surrendered in exchange therefor is registered, it shall be a condition to the issuance or payment of such Merger Consideration that such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or establish to the satisfaction of SIC that the Tax has been paid or is not applicable.

(f) The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, SIC) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of SIC Common Stock otherwise payable pursuant to this Agreement to any holder of shares of MCC Common Stock such amounts as the Exchange Agent or SIC, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or SIC, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of MCC Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or SIC, as the case may be.

(g) After the Effective Time, there shall be no transfers on the stock transfer books of MCC of the shares of MCC Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of MCC Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares of MCC Common Stock are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration payable and issuable in respect of such Certificates, together with any dividends and distributions to which such holder is entitled in accordance with this Article III.

(h) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of SIC Common Stock shall be issued upon the surrender of Certificates for exchange or presentation of Book-Entry Shares for transfer, no dividend or distribution with respect to SIC Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of SIC. In lieu of the issuance of any such fractional share, SIC shall pay to each former stockholder of MCC who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the most recently determined net asset value per share by (ii) the fraction of a share (after taking into account all shares of MCC Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of SIC Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 2.4.

(i) Any portion of the Exchange Fund that remains unclaimed by the stockholders of MCC as of the first anniversary of the Effective Time may be paid to SIC. In such event, any former stockholders of MCC who have not theretofore complied with this Article III shall thereafter look only to SIC with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions in respect of each share of SIC Common Stock such stockholder is entitled to, as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of SIC, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of MCC Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

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(j) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by SIC or the Exchange Agent, the posting by such Person of a bond in such amount as SIC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MCC

Except as disclosed in (i) MCC SEC Reports (as defined in Section 4.5(c) below) filed prior to the date of this Agreement, or (ii) MCC Disclosure Schedule, MCC hereby represents and warrants to SIC as follows:

4.1 Corporate Organization.

(a) MCC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. MCC has the requisite corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on MCC.

(b) True, complete and correct copies of the MCC Certificate and MCC Bylaws have previously been made available to SIC. MCC is not in violation of the MCC Certificate or the MCC Bylaws.

(c) Except as set forth in Section 4.1(c) of MCC Disclosure Schedule, MCC has no Subsidiaries or other equity interest in any other Person. Each of the Subsidiaries of MCC (i) is duly formed and validly existing and in good standing under the laws of the state of its formation, (ii) has the requisite limited partnership or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on MCC. True, complete and correct copies of the Organizational Documents of each Subsidiary of MCC have previously been made available to SIC. No Subsidiary of MCC is in violation of its Organizational Documents.

4.2 Capitalization.

(a) The authorized capital stock of MCC consists of 200,000,000 shares, consisting of one hundred million (100,000,000) shares of MCC Common Stock of which, as of the date of this Agreement, 54,474,211 shares were issued and outstanding, and one hundred million (100,000,000) shares of MCC Preferred Stock of which, as of the date of this Agreement, no shares were issued and outstanding. All of the issued and outstanding shares of MCC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable, free of any Liens, and are not subject to any preemptive rights, whether arising under the laws of the State of Delaware or the State of Maryland or the MCC Certificate, MCC Bylaws or any MCC Contract, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no MCC Voting Debt is issued or outstanding. As of the date of this Agreement, MCC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of MCC Common Stock, MCC Preferred Stock, MCC Voting Debt or any other equity securities of MCC or any securities representing the right to purchase or otherwise receive any shares of MCC Common Stock, MCC Preferred Stock, MCC Voting Debt or other equity securities of MCC. As of the date of this Agreement, there are no contractual obligations of MCC or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of MCC or any equity security of MCC or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of MCC or its Subsidiaries or (B) pursuant to which MCC or any of its Subsidiaries is or could be required to register shares of MCC capital stock or other securities under the Securities Act.

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(b) Except as set forth in Section 4.2(b) of MCC Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of MCC are owned, directly or indirectly, by MCC, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights. No Subsidiary of MCC has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Except for amounts outstanding under MCC Debt Documents, neither MCC nor any of its Subsidiaries has any Indebtedness for borrowed money.

4.3 Authority; No Violation.

(a) MCC has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the MCC Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by MCC Board. The MCC Board has approved and declared advisable the Merger and this Agreement and determined that the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of MCC and its stockholders, has approved the MCC Matters and has directed that the MCC Matters be submitted to MCC’s stockholders for approval and adoption at a duly held meeting of such stockholders, together with the recommendation of MCC Board that the stockholders approve and adopt MCC Matters (the “MCC Board Recommendation”) and has adopted a resolution to the foregoing effect and to include such recommendation in the Joint Proxy Statement/Prospectus. Except for the approval and adoption of MCC Matters by the affirmative vote of the holders of a majority of the outstanding shares of MCC Common Stock (the “MCC Stockholder Approval”) at the MCC Stockholder Meeting, no other corporate proceedings on the part of MCC are necessary to approve the Merger, this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by MCC and (assuming due authorization, execution and delivery by SIC) constitutes the valid and binding obligation of MCC, enforceable against MCC in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”).

(b) Neither the execution and delivery of this Agreement by MCC nor the consummation by MCC of the transactions contemplated hereby, nor compliance by MCC with any of the terms or provisions of this Agreement, will (i) violate any provision of MCC Certificate or MCC Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Applicable Law applicable to MCC or any of its Subsidiaries, or any of their respective properties or assets, or (B) except as would not, individually or in the aggregate, have a Material Adverse Effect on MCC, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of MCC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, agreement or other instrument or obligation to which MCC or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound (collectively, the “MCC Contracts”).

4.4 Consents and Approvals.

(a) Except for (i) the filing with the SEC of a joint proxy statement in definitive form, or an amendment to the joint proxy statement previously delivered to shareholders of MCC and SIC (such proxy statement, whether new or an amendment to the existing proxy statement, the “Joint Proxy Statement/Prospectus”) relating to the special meeting of MCC’s stockholders to be held in order to obtain MCC Stockholder Approval (the “MCC Stockholder Meeting”) and the special meeting of SIC’s stockholders to be held to vote on the SIC Matters (the “SIC Stockholder Meeting”) and of a registration statement on Form N-14, or an amendment to the registration statement on Form N-14 previously filed with the SEC (such registration statement, whether new or amended, the “Form N-14 Registration Statement”), in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form N-14 Registration Statement by the SEC, (ii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and the filing of the Articles of Merger with SDAT, (iii) any notices,

Appendix A-16

consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of the NYSE, or any other applicable self-regulatory organization (“SRO”), (iv) any notices or filings under the HSR Act and the expiration of applicable waiting periods, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement, (vi) receipt of the SEC Exemptive Relief, or (vii) as set forth on Section 4.4(a) of MCC Disclosure Schedule (the foregoing (i) through (vii) referred to collectively as the “MCC Required Approvals”), no other consents, authorizations, approvals, or exemptions from, or notices to, or filings with, any Governmental Entity are necessary in connection with the execution and delivery by MCC of this Agreement or the consummation by MCC of the Merger and the other transactions contemplated by this Agreement.

(b) Except for (i) receipt of MCC Stockholder Approval, (ii) receipt of the relevant consents or releases, or the taking of other actions, under MCC Debt Documents, (iii) receipt of the relevant consents or releases, or the taking of other actions, under MCC Contracts set forth in Section 4.4(b) of MCC Disclosure Schedule, and (iv) matters covered in the immediately preceding Section 4.4(a), no consents or approvals of any Person are necessary in connection with the execution and delivery by MCC of this Agreement or the consummation by MCC of the Merger and the other transactions contemplated by this Agreement.

4.5 Reports; Regulatory Matters.

(a) MCC and each of its Subsidiaries have timely filed all reports, registration statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2014 with (i) the SEC, (ii) the NYSE, and (iii) any other applicable SRO or Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2014, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any SRO or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations of MCC and its Subsidiaries conducted by a SRO or Governmental Entity in the ordinary course of the business, no SRO or Governmental Entity has initiated since December 31, 2014 or has pending any proceeding, enforcement action or, to the knowledge of MCC, investigation into the business, disclosures or operations of MCC or any of its Subsidiaries. Since December 31, 2014, no SRO or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of MCC, investigation into the business, disclosures or operations of MCC or any of its Subsidiaries. There is no unresolved, or, to MCC’s knowledge, threatened criticism, comment, exception or stop order by any SRO or Governmental Entity with respect to any report or statement relating to any examinations or inspections of MCC or any of its Subsidiaries. Since December 31, 2014, there have been no formal or informal inquiries by, or disagreements or disputes with, any SRO or Governmental Entity with respect to the business, operations, policies or procedures of MCC or any of its Subsidiaries (other than normal examinations conducted by a SRO or Governmental Entity in MCC’s ordinary course of business). MCC has made available to SIC all correspondence between MCC or any of its Subsidiaries and the SEC, the NYSE and any other SRO or Governmental Entity since December 31, 2014.

(b) Neither MCC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2014 a recipient of any supervisory letter from, or since December 31, 2014 has adopted any policies, procedures or board resolutions at the request or suggestion of, any SRO or Governmental Entity that currently restricts in any material respect the conduct of its business (or to MCC’s knowledge that, upon consummation of the Merger, would restrict in any material respect the conduct of the business of SIC or any of its Subsidiaries), or that in any material manner relates to its credit, risk management or compliance policies, its internal controls, its management or its business (each item in this sentence, a “MCC Regulatory Agreement”), nor has MCC or any of its Subsidiaries been advised since December 31, 2014 by any SRO or Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such MCC Regulatory Agreement.

(c) MCC has filed on the SEC’s EDGAR system each (i) registration statement, prospectus, report, schedule and definitive proxy statement (including all exhibits, amendments and supplements thereto) required to be filed with or furnished to the SEC by MCC or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act since December 31, 2014 (the “MCC SEC Reports”) and (ii) communication mailed by MCC to its stockholders since December 31, 2014. No such MCC SEC Report or communication, at the time filed, furnished or communicated

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(and, in the case of registration statements, proxy statements and prospectuses, on the dates of effectiveness, the dates of the relevant meetings and the dates of use, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that information contained in an MCC SEC Report as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all MCC SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the other rules and regulations of the SEC with respect thereto. No executive officer of MCC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to any MCC SEC Report and, as of the date of this Agreement, to the knowledge of MCC, no MCC SEC Report is subject to any ongoing review by the SEC.

4.6 Financial Statements.

(a) The consolidated financial statements of MCC and its Subsidiaries included in MCC SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of MCC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of MCC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments immaterial in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(b) Neither MCC nor any of its Subsidiaries has any liability or obligation of any nature whatsoever required by GAAP to be reflected or reserved for in a balance sheet (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of MCC included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (including any notes thereto) and for liabilities and obligations incurred in a commercially reasonable manner and in the ordinary course of business consistent with past practice since the date of such balance sheet.

(c) MCC has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of MCC and its Subsidiaries are being made only in accordance with authorizations of MCC management and the MCC Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of MCC and each of MCC’s Subsidiaries’ assets that could have a material effect on MCC’s consolidated financial statements. MCC has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to MCC’s auditors and the audit committee of the MCC Board and in Section 4.6(c) of MCC Disclosure Schedule (x) any significant deficiency and material weakness in the design or operation of MCC’s internal control over financial reporting that is reasonably likely to adversely affect MCC’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves MCC management or other employees of MCC or any MCC Subsidiary who have a significant role in MCC’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(d) MCC’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by MCC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to MCC’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of MCC required under the Exchange Act with respect to such reports. MCC’s management has completed an assessment of the effectiveness of MCC’s disclosure controls and procedures and, to the extent required by Applicable Law, presented in any applicable MCC SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

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(e) Since December 31, 2014, MCC and its principal executive officer and principal financial officer have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. The principal executive officer and the principal financial officer of MCC have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each MCC SEC Report, and the statements contained in such certifications were true and correct on the date such certifications were made . For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

4.7 Broker’s Fees. Except for the fees of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) and the independent investment bank contemplated by clause (y) of the first paragraph of Section 7.10, none of MCC, any of its Subsidiaries or any of their respective officers or directors has used any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events. Since December 31, 2017, (a) the respective businesses of MCC and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) none of MCC or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would result in a breach of the covenants set forth in Section 6.2, and (c) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MCC.

4.9 Legal Proceedings.

(a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on MCC, neither MCC nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of MCC’s knowledge, threatened, legal, administrative, arbitral or other proceedings, Claims, actions, suits or governmental or regulatory investigations of any nature against MCC or any of its Subsidiaries or to which any of their assets are subject.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on MCC, there is no judgment, settlement agreement, order, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their Subsidiaries) imposed upon MCC, any of its Subsidiaries or the assets of MCC or any of its Subsidiaries.

4.10 Taxes and Tax Returns.

(a) Each of MCC and its Subsidiaries (i) has duly and timely filed (including all applicable extensions) all federal, state, local and foreign income and other material Tax Returns required to be filed by it and all such Tax Returns are accurate and complete, (ii) has paid all Taxes shown thereon as due and (iii) has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by the IRS or any other federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon MCC or any Subsidiary for which MCC does not have reserves that are adequate under GAAP. Neither MCC nor any Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among MCC and its Subsidiaries as described in MCC Disclosure Schedule).

(b) Effective for the year ending September 30, 2011, MCC made a valid election under Subchapter M of Chapter 1 of the Code to be taxed as a regulated investment company. MCC has qualified as a regulated investment company at all times subsequent to such election, and expects to qualify as such for its current taxable year. With respect to each relevant taxable year, MCC has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code, and will either (i) satisfy such distribution requirements for its current taxable year ending on the Closing Date or (ii) make a Final MCC Dividend declaration as set forth in Section 3.4(c).

(c) MCC and its Subsidiaries have complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by Applicable Law, withheld from and paid over all amounts required to be so withheld and paid over under Applicable Laws.

(d) There are no Liens for Taxes upon the assets of MCC or any of the Subsidiaries, except for Liens for Taxes not yet due and payable and Liens for Taxes that are both being contested in good faith and adequately reserved for in accordance with GAAP.

Appendix A-19

(e) Neither MCC nor any Subsidiary has granted any waiver, extension, or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Return that is outstanding, nor any request for such waiver or consent has been made.

4.11 Compliance with Applicable Law. MCC and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, and have complied in all respects with and are not in default in any respect under any, any Permit or Applicable Law, except for such failures, noncompliance or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on MCC.

4.12 Certain Contracts.

(a) Except as set forth in Section 4.12(a) of MCC Disclosure Schedule or as expressly contemplated by this Agreement, neither MCC nor any of its Subsidiaries is a party to or bound by any MCC Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in MCC SEC Reports filed prior to the date hereof (each such MCC Contract, a “MCC Material Contract”).

(b) Except as set forth in Section 4.12 of MCC Disclosure Schedule, (i) each MCC Material Contract is valid and binding on MCC or its applicable Subsidiary, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect, (ii) MCC and each of its Subsidiaries and, to MCC’s knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each MCC Material Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of MCC or any of its Subsidiaries or, to MCC’s knowledge, any other party thereto under any such MCC Material Contract. Except as set forth in Section 4.12 of MCC Disclosure Schedule, there are no disputes pending or, to MCC’s knowledge, threatened with respect to any MCC Material Contract.

4.13 Investment Securities. Each of MCC and its Subsidiaries has good title to all securities (including any evidence of Indebtedness) owned by it, free and clear of any Liens, except (a) for those Liens or restrictions arising under the Organizational Documents of the issuers of such securities, (b) to the extent such securities are pledged in connection with MCC Debt Documents, (c) to the extent arising under the requirements of the SBA, (d) for restrictions on transferability arising under federal or state securities laws or (e) for Liens or restrictions which would not individually or in the aggregate be material with respect to the value, ownership or transferability of such securities.

4.14 Property. MCC or one of its Subsidiaries (a) has good and marketable title to all the properties and assets (excluding securities, which are addressed in Section 4.13 above) reflected in the latest audited balance sheet included in such MCC SEC Reports as being owned by MCC or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens of any nature whatsoever, except Permitted Liens, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such MCC SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to MCC’s knowledge, the lessor.

4.15 Intellectual Property. MCC owns or possesses sufficient rights to use all Intellectual Property Rights used in the conduct of its business as now conducted, all of which shall remain in effect following the Closing, except where the failure to own or possess such rights would not reasonably be expected to result in a Material Adverse Effect on MCC; and the expected expiration or termination of any of such Intellectual Property Rights would not result in a Material Adverse Effect on MCC.

4.16 State Takeover Laws. MCC Board has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

4.17 Opinion. The Special Committee of the MCC Board has received the opinion of Sandler O’Neill, to the effect that, as of the date of such opinion and subject to certain assumptions, limitations, qualifications and other matters, the per share merger consideration calculated pursuant to the Exchange Ratio set forth in this Agreement, taken together with the per share payment of the Settlement Amount, is fair, from a financial point of view, to the

Appendix A-20

holders of shares of MCC Common Stock (other than SIC, MDLY and their respective Affiliates and those holders of MCC Common Stock who are not eligible to fully participate in the distribution of the Settlement Amount); it being agreed that SIC is not entitled to rely upon such opinion.

4.18 MCC Information. The information relating to MCC and its Subsidiaries that is provided by MCC or its representatives for inclusion in the Form N-14 Registration Statement and/or Joint Proxy Statement/Prospectus, or in any application, notification or other document filed with any other SRO or Governmental Entity (including the SEC) in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/Prospectus as it relates to MCC and its Subsidiaries and other portions within the reasonable control of MCC and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

4.19 Insurance. MCC and its Subsidiaries maintain, or are covered by, policies of insurance in such amounts and against such risks as are customary in the industries in which MCC and its Subsidiaries operate. Except as would not be reasonably expected to have a Material Adverse Effect on MCC, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, the execution (but not the performance) of this Agreement.

4.20 Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect on MCC and its Subsidiaries, taken as a whole, there are no legal, administrative, arbitral or other proceedings, Claims, actions, causes of action or notices with respect to any Environmental Laws, pending or threatened against MCC or any of its Subsidiaries. Neither MCC nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or Third Party imposing any liability or obligation with respect to any of the foregoing.

4.21 Reorganization; Approvals. As of the date of this Agreement, MCC (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.22 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV and any closing certificate delivered to SIC, neither MCC nor any other Person on behalf of MCC makes any express or implied representation or warranty with respect to MCC, any of its Subsidiaries, any investment assets or portfolio company, or any other information provided to SIC in connection with the Merger and the other transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Neither MCC nor any other Person will have or be subject to any claim, liability or indemnification obligation to SIC or any other Person resulting from the distribution or failure to distribute to SIC, or SIC’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to SIC in the electronic data room maintained by MCC for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SIC

Except as disclosed in (i) the SIC SEC Reports (as defined in Section 5.5(c) below) filed prior to the date of this Agreement, or (ii) the SIC Disclosure Schedule, SIC hereby represents and warrants to MCC as follows:

5.1 Corporate Organization.

(a) SIC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. SIC has the requisite corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on SIC.

Appendix A-21

(b) True, complete and correct copies of the SIC Charter and the SIC Bylaws have previously been made available to MCC. SIC is not in violation of the SIC Charter or the SIC Bylaws.

(c) Except as set forth in Section 5.1(c) of the SIC Disclosure Schedule, SIC has no Subsidiaries or other equity interest in any other Person. Each of SIC’s Subsidiaries (i) is duly formed and validly existing and in good standing under the laws of the state of its formation, (ii) has the requisite corporate or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on SIC. True, complete and correct copies of the Organizational Documents of each Subsidiary of SIC have previously been made available to MCC. No Subsidiary of SIC is in violation of its Organizational Documents.

5.2 Capitalization.

(a) The authorized capital stock of SIC consists of 250,000,000 shares of SIC Common Stock of which, as of the date of this Agreement, 100,462,586 shares were issued and outstanding. As of the date of this Agreement, no shares of SIC Common Stock were reserved for issuance. All of the issued and outstanding shares of SIC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no SIC Voting Debt is issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement, SIC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of SIC Common Stock, SIC Voting Debt or any other equity securities of SIC or any securities representing the right to purchase or otherwise receive any shares of SIC Common Stock, SIC Voting Debt or other equity securities of SIC. As of the date of this Agreement, except pursuant to this Agreement, there are no contractual obligations of SIC or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of SIC or any equity security of SIC or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of SIC or its Subsidiaries or (B) pursuant to which SIC or any of its Subsidiaries is or could be required to register shares of SIC capital stock or other securities under the Securities Act.

(b) Except as set forth in Section 5.2(b) of the SIC Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of SIC are owned, directly or indirectly, by SIC, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights. No Subsidiary of SIC has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) The Merger Shares and the Settlement Shares, when issued in compliance with the provisions of this Agreement and the Form N-14 Registration Statement, will be validly issued and will be fully paid and nonassessable, free of any Liens, and will not be subject to any preemptive rights, whether arising under the laws of the State of Maryland or the SIC Charter or the SIC Bylaws, as amended or restated, or any SIC Contract.

(d) Except for amounts outstanding under the SIC Debt Documents, neither SIC nor any of its Subsidiaries has any Indebtedness for borrowed money.

5.3 Authority; No Violation.

(a) SIC has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the SIC Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the SIC Board. The SIC Board has determined that the Merger, this Agreement, the issuance of the Merger Shares and the other transactions contemplated by this Agreement are advisable and in the best interests of SIC and its stockholders, has approved the SIC Matters and has directed that the SIC Matters be submitted to the SIC’s stockholders for approval and adoption at a duly held meeting of such stockholders, together with the recommendation

Appendix A-22

of the SIC Board that the stockholders approve and adopt the SIC Matters (the “SIC Board Recommendation”) and has adopted a resolution to the foregoing effect. Except for the approval and adoption of the SIC Matters (i) with respect to the Merger and the Amended and Restated Charter, by the affirmative vote of the holders of a majority of the outstanding shares of SIC Common Stock, (ii) with respect to the Charter Amendment by the affirmative vote of the holders of at least two-thirds (2/3s) of the outstanding shares of SIC Common Stock, and (iii) with respect to the approval of the New Investment Advisory Agreement, the affirmative vote of the holders of the lesser of (A) 67% or more of the shares present (either in person or by proxy) at the SIC Stockholder Meeting and entitled to vote thereat and (B) a majority of the outstanding shares of SIC Common Stock at the SIC Stockholder Meeting (collectively, the foregoing (i), (ii) and (iii), the “SIC Stockholder Approval”), no other corporate proceedings on the part of SIC are necessary to approve the Merger, this Agreement, the issuance of the Merger Shares and the Settlement Shares or the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SIC and (assuming due authorization, execution and delivery by MCC) constitutes the valid and binding obligation of SIC, enforceable against SIC in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement by SIC nor the consummation by SIC of the transactions contemplated hereby, nor compliance by SIC with any of the terms or provisions of this Agreement, will (i) violate any provision of the SIC Charter or SIC Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 5.4 are duly obtained and/or made, (A) violate any Applicable Law applicable to SIC or any of its Subsidiaries, or any of their respective properties or assets, or (B) except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of SIC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, agreement or other instrument or obligation to which SIC or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound (collectively, the “SIC Contracts”).

5.4 Consents and Approvals.

(a) Except for (i) the filing with the SEC of the Form N-14 Registration Statement, and declaration of effectiveness thereof by the SEC, (ii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and the filing of the Articles of Merger with SDAT, (iii) any notices, consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of the NYSE or any SRO, (iv) any notices or filings under the HSR Act and the expiration of applicable waiting periods, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement, (vi) compliance with the Investment Company Act and the rules and regulations promulgated thereunder, (vii) the SEC Exemptive Relief and (viii) as set forth on Section 5.4(a) of the SIC Disclosure Schedule (the foregoing (i) through (viii) referred to collectively as the “SIC Required Approvals” and together with the MCC Required Approvals, the “Required Approvals”), no other consents, authorizations, approvals, or exemptions from, or notices to, or filings with, any Governmental Entity are necessary in connection with the execution and delivery by SIC of this Agreement or the consummation by SIC of the Merger and the other transactions contemplated by this Agreement.

(b) Except for matters covered in the immediately preceding Section 5.4(a), no consents or approvals of any Person are necessary in connection with the execution and delivery by SIC of this Agreement or the consummation by SIC of the Merger and the other transactions contemplated by this Agreement or the conduct of the business of the Surviving Company immediately following the consummation of the Merger.

5.5 Reports; Regulatory Matters.

(a) SIC and each of its Subsidiaries have timely filed all reports, registration statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2014 with (i) the SEC and (ii) any SROs and with each applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2014, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any SRO or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations of SIC and its Subsidiaries conducted by a SRO or Governmental Entity in the ordinary course of the business, no SRO or Governmental Entity has initiated since December 31, 2014 or has pending any proceeding, enforcement action or,

Appendix A-23

to the knowledge of SIC, investigation into the business, disclosures or operations of SIC or any of its Subsidiaries. Since December 31, 2014, no SRO or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of SIC, investigation into the business, disclosures or operations of SIC or any of its Subsidiaries. There is no unresolved, or, to SIC’s knowledge, threatened criticism, comment, exception or stop order by any SRO or Governmental Entity with respect to any report or statement relating to any examinations or inspections of SIC or any of its Subsidiaries. Since December 31, 2014, there have been no formal or informal inquiries by, or disagreements or disputes with, any SRO or Governmental Entity with respect to the business, operations, policies or procedures of SIC or any of its Subsidiaries (other than normal examinations conducted by a SRO or Governmental Entity in SIC’s ordinary course of business). SIC has made available to MCC all correspondence between SIC or any of its Subsidiaries and the SEC and any other SRO or Governmental Entity since December 31, 2014.

(b) Neither SIC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2014 a recipient of any supervisory letter from, or since December 31, 2014 has adopted any policies, procedures or board resolutions at the request or suggestion of, any SRO or Governmental Entity that currently restricts in any material respect the conduct of its business, or that in any material manner relates to its credit, risk management or compliance policies, its internal controls, its management or its business (each item in this sentence, a “SIC Regulatory Agreement”), nor has SIC or any of its Subsidiaries been advised since December 31, 2014 by any SRO or Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such SIC Regulatory Agreement.

(c) SIC has filed on the SEC’s EDGAR system each (i) registration statement, prospectus, report, schedule and definitive proxy statement (including all exhibits, amendments and supplements thereto) filed with or furnished to the SEC by SIC or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act since December 31, 2014 (the “SIC SEC Reports”) and (ii) communication mailed by SIC to its stockholders since December 31, 2014. No such SIC SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements, proxy statements and prospectuses, on the dates of effectiveness, the dates of the relevant meetings and dates of use, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that information contained in any SIC SEC Report as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all SIC SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the other rules and regulations of the SEC with respect thereto. No executive officer of SIC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to any SIC SEC Report and, as of the date of this Agreement, to the knowledge of SIC, no SIC SEC Report is subject to any ongoing review by the SEC.

5.6 Financial Statements.

(a) The consolidated financial statements of SIC and its Subsidiaries included in the SIC SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of SIC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of SIC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments immaterial in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(b) Neither SIC nor any of its Subsidiaries has any liability or obligation of any nature whatsoever required by GAAP to be reflected or reserved for in a balance sheet (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of SIC included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (including any notes thereto) and for liabilities and obligations incurred in a commercially reasonable manner and in the ordinary course of business consistent with past practice since the date of such balance sheet.

Appendix A-24

(c) SIC has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of SIC and its Subsidiaries are being made only in accordance with authorizations of SIC management and the SIC Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of SIC and each of SIC’s Subsidiaries’ assets that could have a material effect on SIC’s consolidated financial statements. SIC has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to SIC’s auditors and the audit committee of the SIC Board and in Section 4.6(c) of the SIC Disclosure Schedule (x) any significant deficiency and material weakness in the design or operation of SIC’s internal control over financial reporting that is reasonably likely to adversely affect SIC’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves SIC management or other employees of SIC or any SIC Subsidiary who have a significant role in SIC’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(d) SIC’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by SIC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to SIC’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of SIC required under the Exchange Act with respect to such reports. SIC’s management has completed an assessment of the effectiveness of SIC’s disclosure controls and procedures and, to the extent required by Applicable Law, presented in any applicable SIC SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e) Since December 31, 2014, SIC and its principal executive officer and principal financial officer of SIC have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act. The principal executive officer and the principal financial officer of SIC have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each SIC SEC Report, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

5.7 Broker’s Fees. Except for Broadhaven Capital Partners, none of SIC, any of its Subsidiaries or any of their respective officers or directors has used any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement.

5.8 Absence of Certain Changes or Events. Since December 31, 2017, (a) the respective businesses of SIC and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) none of SIC or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would result in a breach of the covenants set forth in Section 6.3, and (c) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SIC.

5.9 Legal Proceedings.

(a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, neither SIC nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of SIC’s knowledge, threatened, legal, administrative, arbitral or other proceedings, Claims, actions, suits or governmental or regulatory investigations of any nature against SIC or any of its Subsidiaries or to which any of their assets are subject.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, there is no judgment, settlement agreement, order, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their Subsidiaries) imposed upon SIC, any of its Subsidiaries or the assets of SIC or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to SIC or any of its Subsidiaries).

Appendix A-25

5.10 Taxes and Tax Returns.

(a) Each of SIC and its Subsidiaries (i) has duly and timely filed (including all applicable extensions) all federal, state, local and foreign income and other material Tax Returns required to be filed by it and all such Tax Returns are accurate and complete, (ii) has paid all Taxes shown thereon as due and (iii) has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by the IRS or any other federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon SIC or any Subsidiary for which SIC does not have reserves that are adequate under GAAP. Neither SIC nor any Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among SIC and its Subsidiaries as described in the SIC Disclosure Schedule).

(b) Effective for the year ending December 31, 2012, SIC made a valid election under Subchapter M of Chapter 1 of the Code to be taxed as a regulated investment company. SIC has qualified as a regulated investment company at all times subsequent to such election, and expects to qualify as such for its current taxable year. With respect to each relevant taxable year, SIC has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code.

(c) SIC and its Subsidiaries have complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by Applicable Law, withheld from and paid over all amounts required to be so withheld and paid over under Applicable Laws.

(d) There are no Liens for Taxes upon the assets of SIC or any of the Subsidiaries, except for Liens for Taxes not yet due and payable and Liens for Taxes that are both being contested in good faith and adequately reserved for in accordance with GAAP.

(e) Neither SIC nor any Subsidiary has granted any waiver, extension, or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Return that is outstanding, nor any request for such waiver or consent has been made.

5.11 Compliance with Applicable Law.

(a) SIC and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, and have complied in all respects with and are not in default in any respect under any, any Permit or Applicable Law, except for such failures, non-compliance or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on SIC.

(b) Neither SIC nor, to the knowledge of SIC, any “affiliated person” of SIC has been convicted of any felony or misdemeanor, described in Section 9(a)(1) of the Investment Company Act, nor, to the knowledge of SIC, has any affiliated person of SIC been the subject, or presently is the subject, of any proceeding or investigation with respect to any disqualification that would be a basis for denial, suspension or revocation of registration as an investment adviser under Section 203(e) of the Investment Advisers Act or of a broker-dealer under Section 15 of the Exchange Act, or for disqualification as an investment adviser, employee, officer or director of an investment company under Section 9 of the Investment Company Act.

5.12 Certain Contracts.

(a) Except as set forth in Section 5.12(a) of the SIC Disclosure Schedule or as expressly contemplated by this Agreement, neither SIC nor any of its Subsidiaries is a party to or bound by any SIC Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the SIC SEC Reports filed prior to the date hereof (collectively, the “SIC Material Contracts”).

(b) Except as set forth in Section 5.12(b) of the SIC Disclosure Schedule, (i) each SIC Material Contract is valid and binding on SIC or its applicable Subsidiary, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect, (ii) SIC and each of its Subsidiaries and, to SIC’s knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each SIC Material Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or

Appendix A-26

both, will constitute, a breach, violation or default on the part of SIC or any of its Subsidiaries or, to SIC’s knowledge, any other party thereto under any such SIC Material Contract. Except as set forth in Section 5.12 of the SIC Disclosure Schedule, there are no disputes pending or, to SIC’s knowledge, threatened with respect to any SIC Material Contract.

5.13 Investment Securities. Each of SIC and its Subsidiaries has good title to all securities (including any evidence of Indebtedness) owned by it, free and clear of any Liens, except (a) for those Liens or restrictions arising under the Organizational Documents of the issuers of such securities, (b) to the extent such securities are pledged in connection with any loan documents or credit facilities, (c) for restrictions on transferability arising under federal or state securities laws or (d) for Liens or restrictions which would not individually or in the aggregate be material with respect to the value, ownership or transferability of such securities.

5.14 Property. SIC or one of its Subsidiaries (a) has good and marketable title to all the properties and assets (excluding securities, which are addressed in Section 5.13 above) reflected in the latest audited balance sheet included in such SIC SEC Reports as being owned by SIC or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens of any nature whatsoever, except Permitted Liens, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such SIC SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to SIC’s knowledge, the lessor.

5.15 Intellectual Property. SIC owns or possesses sufficient Intellectual Property Rights reasonably necessary to conduct its business as now conducted and as described in the SIC SEC Reports, except where the failure to own or possess such rights would not reasonably be expected to result in a Material Adverse Effect on SIC; and the expected expiration of any of such Intellectual Property Rights would not result in a Material Adverse Effect on SIC.

5.16 State Takeover Laws. To the knowledge of SIC, within the past five years, none of MCC, its Affiliates or its “associates” (as defined in Section 3-601 of the MGCL) has been an “interested stockholder” of SIC. The SIC Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger. To the knowledge of SIC, no other Takeover Statutes are applicable to this Agreement or the Merger.

5.17 Opinion. The SIC Special Committee has received the opinion of Broadhaven Capital Partners to the effect that, subject to certain assumptions, limitations and qualifications set forth therein, the consideration to be issued by SIC as set forth in this Agreement and the MDLY Merger Agreement, considered as a whole and not in separate parts, is fair to SIC from a financial point of view; it being agreed that MCC is not entitled to rely upon such opinion.

5.18 SIC Information. The information relating to SIC and its Subsidiaries that is provided by SIC or its representatives for inclusion in the Form N-14 Registration Statement and/or Joint Proxy Statement/Prospectus, or in any application, notification or other document filed with any other SRO or Governmental Entity (including the SEC) in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form N-14 Registration Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

5.19 Insurance. SIC and its Subsidiaries maintain, or are covered by, policies of insurance in such amounts and against such risks as are customary in the industries in which SIC and its Subsidiaries operate. Except as would not be reasonably expected to have a Material Adverse Effect on SIC, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, the execution (but not the performance) of this Agreement.

5.20 Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC and its Subsidiaries, taken as a whole, there are no legal, administrative, arbitral or other proceedings, Claims, actions, causes of action or notices with respect to any Environmental Laws, pending or threatened against SIC or any of its Subsidiaries. Neither SIC nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or Third Party imposing any liability or obligation with respect to any of the foregoing.

Appendix A-27

5.21 Reorganization; Approvals. As of the date of this Agreement, SIC (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

5.22 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V and any closing certificate delivered to MCC, neither SIC nor any other Person on behalf of SIC makes any express or implied representation or warranty with respect to SIC, any of its Subsidiaries, any investment assets or portfolio company, or any other information provided to MCC in connection with the Merger and the other transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Neither SIC nor any other Person will have or be subject to any claim, liability or indemnification obligation to MCC or any other Person resulting from the distribution or failure to distribute to MCC, or MCC’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to MCC in the electronic data room maintained by SIC for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article V.

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or the MDLY Merger Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, (a) each of MCC and SIC shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date hereof, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of MCC and SIC shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of MCC or SIC either to obtain any necessary approvals of any SRO or Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

6.2 MCC Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or as provided in Section 6.2 of MCC Disclosure Schedule, MCC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of SIC (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) other than in the ordinary course of business consistent with past practice, incur any Indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any Person;

(b)     (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, other than (A) the Final MCC Dividend, (B) its regular quarterly dividend consistent with past practice of no more than $0.10 per share (or in such lower amount as may be determined by MCC in the MCC Board’s discretion), and (C) dividends paid by any of the Subsidiaries of MCC to MCC or to any of its wholly-owned Subsidiaries;

(iii) make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required under Subchapter M of Chapter 1 of the Code; or

(iv) grant any stock options or restricted shares or restricted units or restricted stock units, or grant any Person any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

Appendix A-28

(c) sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any Person other than a wholly owned Subsidiary or cancel, release or assign any material amount of Indebtedness owed to or any claims held by MCC or any of its Subsidiaries, in each case other than pursuant to contracts in force as of the date of this Agreement and set forth in Section 6.2(c) of MCC Disclosure Schedule;

(d) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or take any action, or knowingly fail to take any action, inconsistent with the treatment of the Merger as a reorganization for federal income Tax purposes;

(e) amend the MCC Certificate or MCC Bylaws or the Organizational Documents of any Subsidiary of MCC, or take any action to exempt any Person (other than SIC or its Subsidiaries) or any action taken by any Person from any Takeover Statute or similarly restrictive provisions of its Organizational Documents;

(f) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any MCC Material Contract (or any contract that, if existing as of the date hereof, would be a MCC Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing MCC Material Contract that occurs automatically without any action (other than notice of renewal) by MCC or any of its Subsidiaries, (B) the entry into any modification or amendment of, or waiver or consent under, any MCC Material Contract as required or necessitated to obtain any MCC Required Approval, (C) the termination of a MCC Material Contract specifically contemplated by this Agreement or (D) amendments, waivers or consents to or under the MCC Debt Documents in the ordinary course of business consistent with past practice;

(g) form any Person that would comprise a Subsidiary or dissolve or liquidate any Subsidiary, in each case other than a wholly-owned Subsidiary;

(h) (i) materially amend any income Tax Return or any other material Tax Return, (ii) settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, Claim or assessment or (iii) enter into any material closing agreement related to Taxes, except in each case unless required by Tax law or necessary or appropriate to preserve the status of any Subsidiary of MCC as a disregarded entity or partnership for U.S. federal income Tax purposes;

(i) acquire the assets, business, or properties of any non-Affiliated entity, or make any loans, advances or capital contributions to, or investments in, any Person (other than any wholly owned Subsidiary of MCC);

(j) allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

(k) take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(l) implement or adopt any change in its Tax accounting or financial accounting principles, practices or methods, other than as may be required by Applicable Law, GAAP or regulatory guidelines;

(m) take any action that would be reasonably expected to prevent, materially impede or delay beyond the date set forth in Section 9.1(c) the consummation of the transactions contemplated by this Agreement; or

(n) agree to take, or publicly announce an intention to take, any of the actions prohibited by this Section 6.2.

6.3 SIC Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or as provided in Section 6.3 of the SIC Disclosure Schedule, SIC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of MCC (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)     (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, other than (A) its regular quarterly dividend consistent with past practice, (B) dividends paid by any of the Subsidiaries of SIC to SIC or to any of its wholly-owned Subsidiaries and (C) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

Appendix A-29

(iii) make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the SIC Charter or SIC Bylaws or under Subchapter M of Chapter 1 of the Code;

(iv) grant any stock options or restricted shares or restricted stock units, or grant any Person any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by the SIC SEC Reports; or

(v) issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by the SIC SEC Reports;

(b) sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any Person other than a wholly owned Subsidiary or cancel, release or assign any material amount of Indebtedness owed to or any claims held by any such Person, in each case other than pursuant to contracts in force at the date of this Agreement, except in furtherance of its investment objective as set forth in the SIC SEC Reports;

(c) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(d) enter into any agreement with respect to, or amend any agreements relating to, its capital stock or Indebtedness;

(e) except as contemplated by Section 2.5, amend, repeal or otherwise modify any provision of the SIC Charter, the SIC Bylaws, the Merger Sub Certificate or the Merger Sub Bylaws in a manner that would adversely affect MCC, the stockholders of MCC or the transactions contemplated by this Agreement;

(f) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any SIC Material Contract (or any contract that, if existing as of the date hereof, would be a SIC Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing SIC Material Contract that occurs automatically without any action (other than notice of renewal) by SIC or any of its Subsidiaries, (B) the entry into any modification or amendment of, or waiver or consent under, any SIC Material Contract as required or necessitated to obtain any SIC Required Approval, or (C) the termination of a SIC Material Contract specifically contemplated by this Agreement;

(g) form any Person that would comprise a Subsidiary or dissolve or liquidate any Subsidiary, in each case, other than a wholly-owned Subsidiary;

(h) (i) materially amend any income Tax Return or any other material Tax Return, (ii) settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, Claim or assessment or (iii) enter into any material closing agreement related to Taxes, except in each case unless required by Tax law or necessary or appropriate to preserve the status of any Subsidiary of SIC as a disregarded entity or partnership for U.S. federal income Tax purposes;

(i) take any action, or permit the taking of any action, that will result in SIC not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the Merger Consideration due at Closing;

(j) enter into any contract involving or relating to, or otherwise approve, any liquidation, dissolution, merger, consolidation, restructuring, recapitalization, reorganization or similar transaction;

(k) take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(l) take any action that would be reasonably expected to prevent, materially impede or delay beyond the date set forth in Section 9.1(c) the consummation of the transactions contemplated by this Agreement; or

(m) agree to take, or publicly announce an intention to take, any of the actions prohibited by this Section 6.3.

Appendix A-30

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1 Regulatory and Other Matters.

(a) The parties shall, and shall cause their respective Subsidiaries to, cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings with any Third Party or Governmental Entity and to take any further actions reasonably requested by the other party to obtain as promptly as practicable the Required Approvals and other consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement. MCC and SIC shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case subject to Applicable Laws relating to the confidentiality of information, all information relating to MCC or SIC, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any Third Party or any Governmental Entity in connection with obtaining the Required Approvals. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as reasonably practicable. The parties shall consult with each other with respect to the obtaining of the Required Approvals and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(b) Without in any way limiting the foregoing Section 7.1(a):

(i) SIC and MCC shall as promptly as reasonably practicable prepare and file with the SEC the Form N-14 Registration Statement, or an amendment to the registration statement on Form N-14 previously filed with the SEC. Each of SIC and MCC shall use its reasonable best efforts to have the Form N-14 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and MCC and SIC shall promptly mail or deliver the Joint Proxy Statement/Prospectus to their respective stockholders upon such effectiveness. SIC shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” Permits required to issue the Merger Shares and the Settlement Shares, and MCC shall use reasonable best efforts to furnish all information concerning MCC and the holders of shares of MCC Common Stock as may be reasonably requested in connection with any such action. Each of SIC and MCC shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Form N-14 Registration Statement or any other statement, filing, notice or application made by or on behalf of SIC, MCC or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and provide the other party with a reasonable opportunity to review and comment on any such document. The information supplied or to be supplied by either SIC or MCC, as the case may be, for inclusion in the Form N-14 Registration Statement shall not at the time the Form N-14 Registration Statement is filed with the SEC or declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time each party shall notify the other party as promptly as practicable (i) upon becoming aware of any event or circumstance that should be described in an amendment to the Form N-14 Registration Statement or in a supplement to the Joint Proxy Statement/Prospectus, and MCC and SIC shall cooperate in the prompt filing with the SEC of any necessary amendment to the Form N-14 Registration Statement or supplement to the Joint Proxy Statement/Prospectus and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of MCC and SIC and (ii) promptly after the receipt by it of any written or oral comments of the SEC with respect to, or of any written or oral request by the SEC for amendments or supplements to, the Form N-14 Registration Statement or the Joint Proxy Statement/Prospectus, and shall promptly supply the other party with copies of all correspondence between it or any of its Representatives and the SEC with respect to any of the foregoing filings.

(ii) Each of SIC and MCC shall, if and to the extent required (and only to the extent the prior approval and/or expiration of the applicable waiting period is no longer valid), file with the FTC and the DOJ a Notification and Report Form (or an amendment to a previously filed Notification and Report Form) relating to this Agreement and the transactions contemplated hereby if required by the HSR Act as promptly

Appendix A-31

as reasonably practicable following the execution and delivery of this Agreement. Each of SIC and MCC shall (A) cooperate and coordinate with the other in the making of such filings (if required), (B) supply the other with any information that may be required in order to make such filings (if required), (C) supply any additional information that reasonably may be required or requested by the FTC or the DOJ, and (D) if required, take all other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the Merger as soon as practicable. Each of SIC and MCC shall promptly inform the other of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement in connection with any such filings. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement pursuant to the HSR Act, then such party shall make (or cause to be made), as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(iii) Promptly following the date hereof, the Parties will submit an amendment to the application for the SEC Exemptive Relief to the Staff of the Division of Investment Management of the SEC and thereafter each Party shall provide all such supplemental information reasonably requested by the Staff in connection therewith and shall use its commercially reasonable efforts to obtain the SEC Exemptive Relief. In the event the SEC conditions the granting of SEC Exemptive Relief upon a change to the transaction structure or other matters contemplated by this Agreement and the MDLY Merger Agreement, the Parties shall work together in good faith to make such changes and, if and to the extent necessary, to amend this Agreement to reflect such modified terms; provided, however, in no event shall any Party be obligated to agree to any term that adversely changes the economic terms of this Agreement in any material respect or is inconsistent with the assumptions or other provisions set forth in the opinions of such party’s financial advisor.

(c) Subject to Applicable Law, each of SIC and MCC shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Required Approval will not be obtained or that the receipt of any such approval may be materially delayed.

7.2 Access to Information. (a) Upon reasonable notice and subject to Applicable Laws relating to the confidentiality of information, each of MCC and SIC shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under Applicable Law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Neither MCC nor SIC, nor any of their respective Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Applicable Law, fiduciary duty or binding confidentiality agreement with a Third Party entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) MCC shall file all periodic reports required to be filed by it between the date hereof and the Effective Time. Each such filing shall be prepared in accordance with the applicable forms, rules and regulations of the SEC and shall satisfy the standard set forth in Section 4.5(c) for MCC SEC Reports. SIC shall file all periodic reports required to be filed by it between the date hereof and the Effective Time. Each such filing shall be prepared in accordance with the applicable forms, rules and regulations of the SEC and shall satisfy the standard set forth in Section 5.5(c) for SIC SEC Reports.

(c) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of July 16, 2018 (the “Confidentiality Agreement”).

(d) Each party acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to the other party, and in no event shall either party have any liability to the other party with respect to a breach of representation or warranty under this Agreement to the extent that the non-breaching party knew of such breach as of the date hereof.

Appendix A-32

7.3 MCC Stockholder Approval.

(a) Subject to the earlier termination of this Agreement in accordance with Article IX, MCC shall, as soon as practicable following the effectiveness of the Form N-14 Registration Statement, duly call, take any action required by the DGCL, the MCC Certificate or MCC Bylaws and any applicable requirements of the SEC or the NYSE necessary to give notice of, convene and hold, as promptly as practicable, the MCC Stockholder Meeting for the purpose of obtaining MCC Stockholder Approval. The record date for MCC Stockholder Meeting shall be determined in prior consultation with and subject to the prior written approval of SIC (which prior written approval shall not be unreasonably delayed, conditioned or withheld). In connection therewith, the MCC Board shall be permitted to adjourn, delay or postpone MCC Stockholder Meeting in accordance with Applicable Law (but not beyond the Outside Date) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the MCC Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by MCC’s stockholders prior to the MCC Stockholder Meeting, (ii) if there are insufficient shares of MCC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the MCC Stockholder Meeting, or (iii) to allow reasonable additional time to solicit additional proxies reasonably necessary in order to obtain MCC Stockholder Approval. Unless the MCC Board has made a MCC Adverse Recommendation Change, MCC shall, through the MCC Board, make the MCC Board Recommendation, and shall include such MCC Board Recommendation in the Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from MCC stockholders proxies in favor of the MCC Stockholder Approval, and (y) take all other action necessary or advisable to secure the MCC Stockholder Approval.

(b) Except as expressly permitted in Section 7.10(e), neither the MCC Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the MCC Board Recommendation, (ii) fail to publicly announce, within fifteen (15) Business Days after a tender offer or exchange relating to the securities of MCC shall have been commenced, a statement disclosing that the MCC Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (any of the foregoing (i) through (iii) being referred to as an “MCC Adverse Recommendation Change”).

7.4 SIC Stockholder Approval.

(a) Subject to the earlier termination of this Agreement in accordance with Article IX, SIC shall, as soon as practicable following the effectiveness of the Form N-14 Registration Statement, duly call, take any action required by the MGCL, the SIC Charter or SIC Bylaws and any applicable requirements of the SEC necessary to give notice of, convene and hold, as promptly as practicable, the SIC Stockholder Meeting for the purpose of obtaining the SIC Stockholder Approval. The record date for the SIC Stockholders Meeting shall be determined in prior consultation with and subject to the prior written approval of MCC (which prior written approval shall not be unreasonably delayed, conditioned or withheld). In connection therewith, the SIC Board shall be permitted to delay or postpone, and the duly appointed Chairman of the SIC Stockholder Meeting shall be permitted to adjourn, the SIC Stockholder Meeting in accordance with Applicable Law (but not beyond the Outside Date) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the SIC Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SIC’s stockholders prior to the SIC Stockholder Meeting, (ii) if there are insufficient shares of SIC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SIC Stockholder Meeting, or (iii) to allow reasonable additional time to solicit additional proxies reasonably necessary in order to obtain the SIC Stockholder Approval. Unless the SIC Board has made an SIC Adverse Recommendation Change, SIC shall, through the SIC Board, make the SIC Board Recommendation, and shall include such SIC Board Recommendation in the Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from SIC stockholders proxies in favor of the SIC Stockholder Approval, and (y) take all other action necessary or advisable to secure the SIC Stockholder Approval.

(b) Except as expressly permitted in Section 7.10(e), neither the SIC Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the SIC Board Recommendation, (ii) fail to publicly announce, within fifteen (15) Business Days after a tender offer or exchange relating to the securities of SIC shall have been commenced, a statement disclosing that the SIC

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Board recommends rejection of such tender offer or exchange offer or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (any of the foregoing (i) through (iii) being referred to as a “SIC Adverse Recommendation Change”).

7.5 Exchange Listing. SIC shall (i) take all steps as may be reasonably necessary to cause the outstanding SIC Common Stock, the Merger Shares, the Settlement Shares and the shares of SIC Common Stock to be issued in the MDLY Merger to be listed for trading on the NYSE, and (ii) use its commercially reasonable efforts to cause the outstanding SIC Common Stock, the Merger Shares, the Settlement Shares and the shares of SIC Common Stock to be issued in the MDLY Merger to be listed for trading on the Tel Aviv Stock Exchange.

7.6 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual Claim against any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of MCC or any of its Subsidiaries or who is or was serving at the request of MCC or any of its Subsidiaries as a director or officer of another person (the “Indemnified Parties”), based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of MCC or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their commercially reasonable efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on the date of this Agreement in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or by-laws (or comparable Organizational Documents), and any existing indemnification agreements set forth in Section 7.6 of the MCC Disclosure Schedule (as may be modified or amended as provided below), shall, notwithstanding that the separate corporate existence of MCC shall cease as of the Effective Time, survive the Merger as a contractual obligation of the Surviving Company and shall continue in full force and effect in accordance with their terms for a period of six (6) years from the Closing Date, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the request of SIC pursuant to Section 7.7 hereof (provided, that such existing indemnification agreements may be amended prior to the Effective Time as expressly permitted by Section 6.2 of the MCC Disclosure Schedule, if such amendments are in form reasonably acceptable to SIC), it being understood that nothing in this sentence shall require any amendment to the articles or certificate of incorporation or bylaws as the Surviving Company.

(b) For a period of six (6) years from the Closing Date, the Surviving Company, shall to the fullest extent permitted by Applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, Claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of MCC or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of SIC pursuant to Section 7.7 hereof; provided, that the Surviving Company (i) shall not be liable for any amounts paid in the settlement of any Claim without its prior written consent, which shall not be unreasonably withheld, and (ii) shall be obligated to pay the fees and expenses of only one counsel for all Indemnified Parties with respect to any single Claim (each such counsel to be approved in advance by the Surviving Company, such consent not to be unreasonably withheld) unless the Surviving Company assumes the defense of such Claim, in which case it shall not be liable for any fees and expenses of counsel to the Indemnified Parties in respect of such Claim; provided that if an Indemnified Party determines in good faith that (a) the use of counsel chosen by the Surviving Company to represent such Indemnified Party would present such counsel with an actual or potential conflict, (b) the named parties in any such claim (including any impleaded parties) include both the Surviving Company and such Indemnified Party and such Indemnified Party shall conclude in good faith that there may be one or more legal defenses available to him or her that are different from or in addition to those available to the Surviving Company, (c) any such representation by such counsel would be precluded under the applicable standards of professional conduct then prevailing, or (d) or such Indemnified Party has interests in the claim or underlying subject matter that are substantially different from or in addition to those of other Persons against whom the claim has been made or might reasonably be expected to

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be made, then such Indemnified Party shall be entitled to retain separate counsel (but not more than one law firm, plus, if applicable, local counsel in respect of any particular claim for all indemnitees in such Indemnified Party’s circumstances) at the Surviving Company’s expense to the extent of such counsel’s reasonable fees and expenses.

(c) MCC shall, at its sole cost, cause the individuals serving as officers and directors of MCC or any of its Subsidiaries immediately at or prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by MCC through the purchase of so-called “tail” insurance with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such. MCC shall be permitted to obtain up to $5 million of additional coverage limits above the coverage limits in its directors’ and officers’ liability insurance policy in connection with the purchase of such “tail” insurance, provided, that the aggregate premium for such additional coverage limits shall not exceed $1 million.

(d) The provisions of this Section 7.6 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.7 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at SIC’s sole expense, take all such necessary action as may be reasonably requested by SIC.

7.8 Advice of Changes. Each of SIC and MCC shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it, (ii) that it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants contained in this Agreement that would result in the conditions to Closing set forth in Article VIII not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

7.9 Exemption from Liability Under Section 16(b). Prior to the Effective Time, SIC and MCC shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of MCC Common Stock or conversion of any derivative securities in respect of such shares of MCC Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted thereunder.

7.10 No Solicitation. Notwithstanding anything to the contrary contained in this Agreement, during the period (the “Go-Shop Period”) beginning on the date of this Agreement and continuing until 12:01 a.m. on the 65th day after the date of this Agreement or, if earlier, the 60th day after the later of (x) the date of this Agreement or (y) the date on which an independent investment bank selected by the MCC Special Committee is retained by the MCC Special Committee to solicit strategic alternatives for MCC (the “No-Shop Period Start Date”), Section 7.3(b), Section 7.4(b), Sections 7.10(a) through (d) and Section 7.10(f) shall not apply or have any force or effect with regard to MCC, provided that beginning on the No-Shop Period Start Date, Section 7.3(b), Section 7.4(b), Sections 7.10(a) through (d) and Section 7.10(f) shall apply and be in full force and effect with regard to MCC (and, for the avoidance of doubt, SIC). Without limiting the foregoing, during the Go-Shop Period: (A) MCC and its representatives shall have the right to directly or indirectly (i) solicit, initiate, propose, cause or induce the making, submission or announcement of, or encourage, facilitate or assist, whether publicly or otherwise, any Competing Proposal (or any inquiry, proposal or offer that could lead to a Competing Proposal), (ii) subject to the entry into, and in accordance with, an Acceptable Confidentiality Agreement, the MCC Special Committee, in its discretion, may furnish to any Person (and its representatives and financing sources subject to the terms and obligations of such Acceptable Confidentiality Agreement applicable to such Person) any non-public information relating to MCC or afford to any such Person (and such representatives and financing sources) access to the business, properties, assets, books, records and other nonpublic information, and to any personnel, of MCC (provided that MCC will provide to SIC any information relating to MCC that was not previously provided or made available to SIC prior to or concurrently with the time it is furnished to such Person provided, MCC may omit any information to the extent that it would reveal the identity of the Person making, or any terms or conditions of, the Competing Proposal or inquiry that could reasonably be expected to lead to a Competing Proposal being discussed with such Person), in any such case with the intent to induce the making, submission and

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announcement of, and to encourage, facilitate and assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, a Competing Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a Competing Proposal, and (iii) engage in, enter into, continue, maintain, or otherwise participate in, any discussions or negotiations with any Persons (and their respective representatives, including potential financing sources) with respect to any Competing Proposal (or inquiries, proposals or offers or other efforts that could lead to a Competing Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any Competing Proposals; and (B) the MCC Board shall have the right to make any MCC Adverse Recommendation Change.

(a) Except with respect to any Excluded Party, subject to Section 7.10(d), each of MCC and SIC shall, and shall use commercially reasonable efforts to cause its representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal.

(b) No later than two (2) Business Days after the No-Shop Period Start Date, MCC will notify SIC in writing of the identity of each Excluded Party as of such time. Until the earlier of the Effective Time and termination of this Agreement, each of MCC and SIC shall, as promptly as reasonably practicable, and in any event within two (2) Business Days of receipt by it or any of its representatives, other than from any Excluded Party in the case of MCC, of any Competing Proposal or any inquiry that could reasonably be expected to lead to a Competing Proposal, deliver to the other party a written notice setting forth: (A) the identity of the Third Party making such Competing Proposal or inquiry (to the extent not prohibited by any applicable confidentiality agreement existing prior to the date of this Agreement) and (B) the material terms and conditions of any such Competing Proposal. MCC and SIC shall keep the other party reasonably informed of any material amendment or modification of any such Competing Proposal on a prompt basis, and in any event within two (2) Business Days thereafter. For the avoidance of doubt, MCC shall not be required to disclose to SIC any terms or conditions of any Competing Proposal made by an Excluded Party.

(c) Except as otherwise provided in this Agreement (including Section 7.10(d)) or with respect to any Third Party who at the time is an Excluded Party (except with respect to clause (iii) of this Section 7.10(c)), until the earlier of Effective Time and termination of this Agreement in accordance with its terms, each of MCC and SIC shall not, and shall not permit its Subsidiaries to, and shall use commercially reasonable efforts to cause its representatives not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage or facilitate any inquiry with respect to the making of any proposal or offer with respect to a Competing Proposal, (ii) engage in negotiations or discussions with, or furnish any material nonpublic information to, any Third Party relating to a Competing Proposal or any inquiry or proposal that could reasonably be expected to lead to a Competing Proposal or (iii) enter into any agreement, arrangement or understanding with, any Third Party relating to a Competing Proposal or any inquiry or proposal that could reasonably be expected to lead to a Competing Proposal; provided however, that notwithstanding the foregoing, (A) each of MCC and SIC may inform Persons of the provisions contained in this Section 7.10, (B) each of MCC and SIC shall be permitted to grant a waiver of, or terminate, any “standstill” or similar obligation of any Third Party with respect to MCC or SIC, as applicable, in order to allow such Third Party to submit a Competing Proposal or to otherwise allow a Third Party’s participation in MCC’s or SIC’s, as applicable, exploration of strategic alternatives and (C) MCC may continue to take any of the actions described in clauses (i) and (ii) of this Section 7.10(c) above with respect to any Excluded Party from and after the No-Shop Period Start Date for so long as such Excluded Party remains an Excluded Party, or, if earlier, the earliest of the date on which (x) the Excluded Party has terminated or finally withdrawn the Competing Proposal made prior to the No-Shop Period Start Date (provided that, for the avoidance of doubt, any amended, supplemented or modified Competing Proposal submitted by such Excluded Party shall not be deemed to constitute, in and of itself, a termination or withdrawal of such previously submitted Competing Proposal), (y) the Person submitting the relevant Competing Proposal ceases to be an Excluded Party because the MCC Special Committee (after consultation with outside legal counsel and its financial advisors) determines that such Competing Proposal does not constitute or could not reasonably be expected to lead to a Superior Proposal, and (z) the MCC Stockholder Approval is obtained. For the avoidance of doubt, after 11:59 p.m. (Eastern Time) on the 14th day following the No-Shop Period Start Date, any Third Party which previously had been an Excluded Party will no longer be considered an Excluded Party and all further interactions between MCC and any such Third Party shall be subject to terms and conditions of this Agreement as if it is not an Excluded Party (including, without limitation, Section 7.10 hereof) and the Termination Fee under the first sentence of Section 9.4(a) shall be payable in connection with a termination of this Agreement pursuant to Section 9.1(f) or Section 9.1(g) and the second sentence of Section 9.4(a) shall not be applicable.

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(d) Notwithstanding anything to the contrary contained in this Agreement but subject to the rights of MCC with respect to Excluded Parties pursuant to Sections 7.10(a) and 7.10(c), in the event that MCC (or its representatives on MCC’s behalf) or SIC (or its representatives on SIC’s behalf) receives a Competing Proposal from any Third Party, (i) during the Go-Shop Period, SIC and the SIC Board (or the SIC Special Committee) and its representatives may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates (without the SIC Board being required to make the determination in clause (iii) of this Section 7.10(d)), (ii) after the No-Shop Period Start Date, but prior to the date that MCC Stockholder Approval is obtained (in the case of MCC), or the Required SIC Stockholder Approval is obtained (in the case of SIC), MCC and its representatives or SIC and its representatives, as applicable, may contact such Third Party to clarify any ambiguous terms and conditions thereof (without the MCC Board or SIC Board, as applicable, being required to make the determination in clause (iii) of this Section 7.10(d)) and (iii) after the No-Shop Period Start Date, but prior to the date that MCC Stockholder Approval is obtained (in the case of MCC), or the Required SIC Stockholder Approval is obtained (in the case of SIC), MCC and the MCC Board and its representatives or SIC and the SIC Board and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates if the MCC Special Committee or SIC Special Committee, as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that (A) such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) failure to consider such Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MCC or SIC, as applicable, under Applicable Law; provided, in the case of clauses (i) through (iii) above, that (x) such Competing Proposal did not result from any material breach of any of the provisions set forth in this Section 7.10, (y) prior to furnishing any material non-public information concerning MCC or SIC, as applicable, MCC or SIC, as applicable, receives from such Third Party, to the extent such Third Party is not already subject to a confidentiality agreement with MCC or SIC, as applicable, a confidentiality agreement containing confidentiality terms that are not less favorable in the aggregate to MCC or SIC, as the case may be, than those contained in the Confidentiality Agreement (unless MCC or SIC, as applicable, offers to amend the Confidentiality Agreement to reflect such more favorable terms) (it being understood and agreed that such confidentiality agreement need not restrict the making of Competing Proposals (and related communications) to MCC or the MCC Board or to SIC or the SIC Board, as the case may be) (an “Acceptable Confidentiality Agreement”) and (z) MCC or SIC, as the case may be, shall (subject to the terms of any confidentiality agreement existing prior to the date hereof) promptly provide or make available to the other party any material written non-public information concerning it that it provides to any Third Party given such access that was not previously made available to the other party or its representatives.

(e) Except as otherwise provided in this Agreement, (i) the MCC Board shall not effect an MCC Adverse Recommendation Change and the SIC Board shall not effect an SIC Adverse Recommendation Change (each, an “Adverse Recommendation Change”), (ii) MCC Board shall not approve or recommend, or allow MCC to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement), and (iii) the SIC Board shall not approve or recommend, or allow SIC to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement); provided however, that notwithstanding anything in this Agreement to the contrary, if at any time prior to the receipt of MCC Stockholder Approval (in the case of MCC) or the Required SIC Stockholder Approval (in the case of SIC), MCC or SIC, as the case may be, has received a Competing Proposal that the MCC Special Committee or the SIC Special Committee, as applicable, has determined in good faith (after consultation with its outside financial advisor and legal counsel) constitutes a Superior Proposal, the MCC Board or SIC Board, as applicable, may (x) make an Adverse Recommendation Change in connection with such Superior Proposal if the board of directors effecting the Adverse Recommendation Change determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make an Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MCC Board or SIC Board, as applicable, under Applicable Law, and/or (y) authorize, adopt or approve such Superior Proposal and cause or permit MCC or SIC, as applicable, to enter into a definitive agreement with respect to such Superior Proposal concurrently with the termination of this Agreement in accordance with Section 9.1(g) or 9.1(i), as applicable, but in each case only after providing any Notice of Adverse Recommendation or Notice of Superior Proposal, as applicable, and entering into good faith negotiations to the extent required by Section 7.10(f).

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(f) Notwithstanding anything to the contrary in this Agreement, no Adverse Recommendation Change (except for any Adverse Recommendation Change resulting from a Superior Proposal made by an Excluded Party) may be made and no termination of this Agreement pursuant to Section 9.1(g) or Section 9.1(i) (except for any termination in connection with entering into a definitive agreement with an Excluded Party in respect of a Superior Proposal made by such Excluded Party or making an Adverse Recommendation Change resulting from a Superior Proposal made by an Excluded Party), as applicable, may be effected, in each case until after the third (3rd) Business Day following receipt of written notice from the party intending to effect any such Adverse Recommendation Change to the other party advising the other party that its board of directors intends to make such an Adverse Recommendation Change (a “Notice of Adverse Recommendation”) or effect such a termination of this Agreement pursuant to Section 9.1(g) or 9.1(i), as applicable (a “Notice of Superior Proposal”), and specifying the reasons therefor, including, if the basis of the proposed action is a Superior Proposal, the material terms and conditions of any such Superior Proposal. For the avoidance of doubt, this Section 7.10(f) shall not apply to MCC in connection with, or in any manner restrict MCC from, making any MCC Adverse Recommendation Change resulting from a Superior Proposal made by an Excluded Party or terminating this Agreement pursuant to Section 9.1(g) in connection with entering into a definitive agreement with an Excluded Party for a Superior Proposal made by such Excluded Party or making an Adverse Recommendation Change resulting from a Superior Proposal from an Excluded Party. At the option of the party not seeking to effect such a termination of this Agreement pursuant to Section 9.1(g) or 9.1(i), the parties shall negotiate in good faith during such period to amend this Agreement in such a manner that the offer that was determined to constitute such a Superior Proposal no longer constitutes a Superior Proposal. In determining whether to make such an Adverse Recommendation Change or in determining whether a Competing Proposal from a Third Party that, in the case of MCC, is not an Excluded Party, constitutes such a Superior Proposal, the applicable board of directors shall take into account any revisions to the terms of this Agreement proposed in writing by the other party in response to a Notice of Adverse Recommendation, a Notice of Superior Proposal or otherwise. Any material amendment to such Superior Proposal shall require a new Notice of Superior Proposal and the applicable party shall be required to comply again with the requirements of this Section 7.10(f).

(g) Nothing in this Agreement shall restrict MCC or SIC from taking or disclosing a position contemplated by Rules 14d-9 or 14e-2(a) under the Exchange Act, or otherwise making disclosure to comply with Applicable Law (it being agreed that a “stop, look and listen” communication by the MCC Board or SIC Board to its stockholders pursuant to Rule 14d-9(f) under the Exchange Act or a factually accurate public statement by MCC or SIC that describes MCC’s or SIC’s receipt, as applicable, of a Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed to be an Adverse Recommendation Change).

7.11 Treatment of Outstanding Indebtedness. On or prior to the Closing, MCC and SIC shall each use commercially reasonable efforts to take or cause to be taken all actions with respect to their respective Indebtedness and the Indebtedness of their respective Subsidiaries that is necessary or advisable in connection with the Merger, including without limitation, obtaining all necessary consents of the holders of such Indebtedness, executing and delivering all documents, instruments, certificates and opinions of counsel required under the terms of such Indebtedness, making all necessary filings, and taking all other actions that the respective boards of directors or officers of MCC and SIC determine to be necessary or advisable in connection with such Indebtedness, including any assumption, refinancing or consolidation of such Indebtedness.

7.12 Takeover Statutes. The parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

7.13 Dividend Reinvestment Plan; Stock Repurchases.

(a) After the date of this Agreement, if not previously terminated, MCC shall terminate promptly any feature of its dividend reinvestment plan providing for the issuance of shares by MCC of MCC Common Stock.

(b) After the date of this Agreement, SIC shall continue its suspension of any share repurchase program or offers to repurchase, other than with respect to shares purchased from SIC shareholders who have requested repurchase in connection with such shareholder’s death or disability.

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7.14 Stockholder Litigation. Between the date hereof and the Effective Time, each party shall use commercially reasonably efforts to consult with the other party on outstanding litigation, including stockholder litigation regarding this Agreement or the Merger, provided, for the avoidance of doubt, that such other party shall have no right to participate in, or obligation to cooperate in, the defense of such litigation.

7.15 Interaction with MDLY Merger Agreement. Provided that neither party has terminated this Agreement in accordance with Section 9.1, without the consent of MCC, SIC agrees that it will not agree to any waiver or amendment of the MDLY Merger Agreement to the extent such waiver or amendment would adversely affect the economic or other rights or interests of MCC and its stockholders under this Agreement and the MDLY Merger Agreement in any material respect.

7.16 Settlement Fund; Other Matters. On or prior to the Closing Date, MCC shall pay all accrued but unpaid fees payable to MCC Advisors LLC pursuant to the MCC Investment Management Agreement. Immediately after the Closing (but on the Closing Date), SIC shall deliver to the Escrow Agent copies of the Certificate of Merger filed with the Delaware Secretary and the Articles of Merger filed with SDAT.

ARTICLE VIII
CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. (i) the MCC Stockholder Approval shall have been obtained, and (ii) the Required SIC Stockholder Approval shall have been obtained.

(b) Form N-14 Registration Statement. The Form N-14 Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form N-14 Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c) Exchange Listing. The outstanding shares of SIC Common Stock, the Merger Shares, the Settlement Shares and the shares of SIC Common Stock to be issued in the MDLY Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(d) SEC Exemptive Relief. The SEC Exemptive Relief shall have been granted and be in full force and effect as of the Closing Date.

(e) [Intentionally omitted.]

(f) Blue Sky Filings. SIC shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement.

(g) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(h) HSR Act. Any applicable waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

(i) MDLY Merger. Each of the conditions to closing under the MDLY Merger Agreement shall have been satisfied or appropriately waived, and the MDLY Merger shall be consummated simultaneously with the Merger.

(j) New Investment Advisory Agreement. SIC and MCC Advisors LLC shall have executed and delivered the New Investment Advisory Agreement, to be effective as of the Effective Time, and such agreement shall have been approved by the SIC Board and received requisite SIC Stockholder Approval each in accordance with all applicable requirements of Section 15 of the Investment Company Act.

(k) MCC Termination Agreement. MCC and MCC Advisors LLC shall have executed a termination agreement terminating the MCC Investment Management Agreement, effective as of the Closing Date.

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(l) SIC Termination Agreement. SIC and SIC Advisors shall have executed a termination agreement terminating the SIC Investment Advisory Agreement, effective as of the Closing Date.

(m) Certain Third Party Consents. (i) SIC or MCC, as the case may be, shall have obtained the consents and approvals set forth on Schedule 8.1(m) attached hereto, and (ii) in connection with the MDLY Merger Agreement, MDLY shall have obtained the consents required by Section 8.1(k) of the MDLY Merger Agreement.

(n) Accounting Treatment. The SEC shall not have rescinded its confirmation that the equity of the surviving company in the MDLY Merger shall, following the MDLY Merger, will be treated as a portfolio investment of SIC and reflected in SIC’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of SIC.

(o) No Governmental Actions. There shall be no pending suit, action or proceeding by any Governmental Entity (i) challenging the acquisition by SIC of any MCC Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated by this Agreement or seeking to obtain from MCC or SIC any damages that are material in relation to MCC and its Subsidiaries taken as a whole, or (ii) seeking to prohibit SIC or any of its Subsidiaries from effectively controlling in any material respect the business or operations of MCC and its Subsidiaries.

(p) Section 368 Opinion. The parties shall have received the written opinion of Eversheds Sutherland (US) LLP (or such other counsel as may be reasonably satisfactory to the parties), dated as of the Closing Date and in form and substance reasonably satisfactory to the parties, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

(q) Director Resignation. The parties shall have received the resignation of Seth Taube from the SIC Board.

(r) Settlement of MCC Stockholder Action. The MCC Stockholder Action shall have been settled pursuant to the Settlement Agreement; the aforesaid settlement agreement shall have been approved by the Court of Chancery following all necessary notices, submissions, certifications, preliminary orders, and hearings; the judgment entered by the Court of Chancery finding the terms of the settlement reflected in the Settlement Agreement to be fair and reasonable, approving the Settlement Agreement as to the MCC Stockholder Action, providing for dismissal with prejudice of the MCC Stockholder Action and approving the release of all claims being released under or pursuant to the Settlement Agreement shall have become final and binding on the parties to the MCC Stockholder Action, with any and all rights to seek reconsideration or to appeal having been waived or precluded due to the passage of time or, if any appeal is filed and not dismissed or withdrawn, the judgment having been upheld on appeal in all material respects and no longer being subject to review upon appeal or other review, and the time for any petition for reargument, appeal or review of the judgment or any order affirming the judgment having expired; and all claims which were or could have brought in the MCC Stockholder Action shall have been settled, discontinued, and dismissed with prejudice; provided, however, that any disputes or appeals relating solely to the amount, payment or allocation of Plaintiff Attorney Fees shall have no effect on finality of the Settlement Agreement for purposes of satisfying this condition.

8.2 Conditions to Obligations of SIC. The obligation of SIC to effect the Merger is also subject to the satisfaction, or waiver by SIC, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 8.4, the representations and warranties of MCC set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and SIC shall have received a certificate signed on behalf of MCC by the Chief Executive Officer or the Chief Financial Officer of MCC to the foregoing effect.

(b) Performance of Obligations of MCC. MCC shall have (i) performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and (ii) performed in all respects all obligations required to be performed by it under Section 3.3(b) at or prior to the Effective Time; and SIC shall have received a certificate signed on behalf of MCC by the Chief Executive Officer or the Chief Financial Officer of MCC to such effect.

Appendix A-40

(c) Outstanding Indebtedness. MCC shall have delivered to SIC fully executed copies of all consents and approvals required in order to keep the amounts outstanding under the MCC Debt Documents, outstanding following the Effective Time and to keep the MCC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof.

(d) Final MCC Dividend. MCC shall have complied with Section 3.4(c) of this Agreement.

8.3 Conditions to Obligations of MCC. The obligation of MCC to effect the Merger is also subject to the satisfaction or waiver by MCC at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 8.4, the representations and warranties of SIC set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and MCC shall have received a certificate signed on behalf of SIC by the Chief Executive Officer or the Chief Financial Officer of SIC to the foregoing effect.

(b) Performance of Obligations of SIC. SIC shall have (i) performed in all material respects all obligations required to be performed by it under this Agreement (other than its obligations under Section 3.3(b) and Section 7.15) at or prior to the Effective Time, and (ii) performed in all respects all obligations required to be performed by it under Section 3.3(b) and Section 7.15 at or prior to the Effective Time; and MCC shall have received a certificate signed on behalf of SIC by the Chief Executive Officer or the Chief Financial Officer of SIC to such effect.

(c) Share Repurchase Program. SIC shall have terminated all share repurchase programs or offers to repurchase other than with respect to shares purchased from SIC shareholders who have requested repurchase in connection with such shareholder’s death or disability.

(d) Outstanding Indebtedness.

(i) SIC shall have taken all actions, and executed all documents, reasonably required of SIC by the MCC Debt Documents in order to keep the Indebtedness outstanding under the MCC Debt Documents after the Effective Time and to keep the MCC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof;

(ii) SIC shall have entered into amended and restated SIC Revolving Loan Documents; and

(iii) SIC shall have taken all actions, and executed all documents, reasonably required of SIC in order to keep the Indebtedness represented by the SIC Debt Documents outstanding and the SIC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof.

8.4 Standard. No representation or warranty of MCC contained in Article IV or of SIC contained in Article V shall be deemed untrue, inaccurate or incorrect for purposes of Section 8.2(a) or 8.3(a), as applicable, under this Agreement, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of MCC, or Article V, in the case of SIC, has had or would reasonably be expected to have a Material Adverse Effect with respect to MCC or SIC, respectively (disregarding for purposes of this Section 8.4, except as it relates to Section 4.8 and Section 5.8, all qualifications or limitations set forth in any representations or warranties as to “materiality,” “Material Adverse Effect” and words of similar import). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (i) Section 4.2(a) and Section 5.2(a) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent (relative to Section 4.2(a) or Section 5.2(a), respectively, taken as a whole), and (ii) Sections 4.3(a) and 4.3(b)(i), in the case of MCC, and Sections 5.3(a) and 5.3(b)(i), in the case of SIC, shall be deemed untrue and incorrect if not true and correct in all material respects.

8.5 Frustration of Closing Conditions. Neither MCC nor SIC may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as applicable, to be satisfied if such failure was primarily caused by the party relying on such failure to perform any of its material obligations under this Agreement.

Appendix A-41

ARTICLE IX
TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the MCC Stockholder Approval or the Required SIC Stockholder Approval:

(a) by mutual consent of MCC and SIC in a written instrument authorized by MCC Board and SIC Board;

(b) by either MCC or SIC, if any Governmental Entity whose consent or approval is a condition to Closing set forth in Section 8.1 has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c) by either MCC or SIC, if the Merger shall not have been consummated on or before March 31, 2020 (the “Outside Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the Closing to occur by or prior to the Outside Date;

(d) by either SIC or MCC, at any time prior to the Effective Time, in the event that (i) MCC or SIC, as the case may be, shall have failed to obtain the MCC Stockholder Approval or the Required SIC Stockholder Approval, as applicable, at the MCC Stockholder Meeting or the SIC Stockholder Meeting, respectively, at which a vote is taken on the Merger, or (ii) the MDLY Merger Agreement shall have been terminated;

(e) by either MCC or SIC (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of MCC, in the case of a termination by SIC, or SIC, in the case of a termination by MCC, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.2 or 8.3, as the case may be, and which is not cured within thirty (30) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(f) by SIC, (i) within ten (10) Business Days after MCC Board shall have effected an Adverse Recommendation Change prior to receipt of MCC Stockholder Approval, (ii) in the event MCC Board shall have approved or authorized MCC or any of its Subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a Competing Proposal or (iii) MCC fails to include the MCC Board Recommendation in the Joint Proxy Statement/Prospectus;

(g) by MCC, in the event that

(i) (A) MCC shall have received a Superior Proposal, (B) subject to MCC’s compliance with its obligations under Section 7.10(f), MCC Board or any authorized committee thereof shall have authorized MCC to enter into a definitive agreement to consummate the transaction contemplated by such Superior Proposal, and (C) concurrently with the termination of this Agreement, MCC pays SIC the Termination Fee contemplated by Section 9.4, if any, and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal; or

(ii) the MCC Board or any authorized committee thereof shall have effected an Adverse Recommendation Change in accordance with the terms of Section 7.10.

(h) by MCC, (i) within ten (10) Business Days after the SIC Board shall have effected a SIC Adverse Recommendation Change prior to receipt of the Required SIC Stockholder Approval, (ii) in the event the SIC Board shall have approved, or authorized SIC or any of its Subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a Competing Proposal or (iii) SIC fails to include the SIC Board Recommendation in the Joint Proxy Statement/Prospectus;

Appendix A-42

(i) by SIC, in the event that:

(i) (A) SIC shall have received a Superior Proposal, (B) subject to SIC’s compliance with its obligations under Section 7.10(f), the SIC Board or any authorized committee thereof shall have authorized SIC to enter into a definitive agreement to consummate the transaction contemplated by such Superior Proposal, and (C) concurrently with the termination of this Agreement, SIC pays MCC the Termination Fee contemplated by Section 9.4, if any, and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal; or

(ii) the SIC Board or any authorized committee thereof shall have effected an Adverse Recommendation Change in accordance with the terms of Section 7.10; or

(j) by either MCC or SIC at any time during the Go-Shop Period if the MCC Special Committee or the SIC Special Committee, as applicable, determines in its sole and absolute discretion that MCC or SIC, as applicable, should pursue a strategic alternative that the MCC Special Committee or the SIC Special Committee, as applicable, determines in its sole and absolute discretion is superior to the transactions contemplated by the Merger Agreement.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h), (i) or (j) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.2, specifying the provision or provisions hereof pursuant to which such termination is effected. Any such written notice for a termination pursuant to clause (j) of this Section 9.1 shall include notice of the reason for the termination and, if the termination is in connection with a Superior Proposal, the identity of the other party.

9.2 Effect of Termination. In the event of termination of this Agreement by either MCC or SIC as provided in Section 9.1, this Agreement shall become void and have no effect, and none of MCC, SIC, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 7.2(c), 9.2 , 9.3, 9.4, and Article X shall survive any termination of this Agreement, and (ii) except as provided in Section 10.9(c), neither MCC nor SIC shall be relieved or released from any liabilities or damages arising out of its fraud or knowing and intentional breach of any provision of this Agreement.

9.3 Fees and Expenses. All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses; provided, that the costs and expenses of preparing, filing, printing and mailing the Form N-14 Registration Statement and related Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the Merger, and the fees of any HSR Act filing shall be borne equally by MCC and SIC.

9.4 Termination Fee.

(a) Subject to the second sentence of this Section 9.4(a), in the event that this Agreement is terminated on or after the No-Shop Period Start Date pursuant to Section 9.1(f) or Section 9.1(g) then, provided that SIC was not in material breach of its representations, warranties, covenants or agreements hereunder at the time of termination, MCC will pay to SIC, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(f) or Section 9.1(g), as applicable, a fee in an amount equal to $6,000,000 (the “Termination Fee”). Notwithstanding the foregoing, in the event that this Agreement is terminated on or after the No-Shop Period Start Date by (i) MCC pursuant to Section 9.1(g) in connection with MCC entering into a definitive agreement with an Excluded Party in respect of a Superior Proposal made by such Excluded Party or making an MCC Adverse Recommendation Change resulting from a Superior Proposal made by an Excluded Party, or (ii) by SIC pursuant to Section 9.1(f) in connection with an MCC Adverse Recommendation Change resulting from a Superior Proposal made by an Excluded Party or the MCC Board’s approval or authorization of MCC or any of its Subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a Superior Proposal with an Excluded Party, the “Termination Fee” payable by MCC means an amount equal to $0.

(b) In the event that this Agreement is terminated on or after the No-Shop Period Start Date pursuant to Section 9.1(h) or Section 9.1(i) then, provided that MCC was not in material breach of its representations, warranties, covenants or agreements hereunder at the time of termination, SIC will pay to MCC, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(h) or Section 9.1(i), as applicable, the Termination Fee.

Appendix A-43

(c) The Termination Fee, if applicable, shall be payable (i) no later than two Business Days after the date on which this Agreement is terminated by SIC pursuant to Section 9.1(f) or by MCC pursuant to Section 9.1(h), and (ii) immediately prior to the time of termination by MCC pursuant to Section 9.1(g) or by SIC pursuant to Section 9.1(i). The parties hereto acknowledge and hereby agree that in no event shall any party be required to pay a Termination Fee on more than one occasion.

(d) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 9.4 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the Termination Fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties would not enter into this Agreement.

9.5 Amendment. This Agreement may be amended by the parties, by action taken or authorized by MCC Board and SIC Board, at any time before or after receipt of MCC Stockholder Approval or SIC Stockholder Approval; provided, however, that after receipt of MCC Stockholder Approval or SIC Stockholder Approval, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval of the stockholders of MDLY or SIC under Applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

9.6 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective board of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X
GENERAL PROVISIONS

10.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the matters set forth in Section 7.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

10.2 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to MCC, to:

Medley Capital Corporation

280 Park Avenue, 6th Floor East

New York, NY 10017

Attention: Brook Taube

brook@mdly.com

with a copy to:

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

Attention: George Silfen

gsilfen@kramerlevin.com

and

Appendix A-44

(b) If to SIC, to:

Sierra Income Corporation

280 Park Avenue, 6th Floor East

New York, NY 10017

Attention: Oliver T. Kane

with a copy to:

Sullivan & Worcester LLP

1666 K Street, NW

Washington, DC 20006

Attention: David M. Leahy

e-mail: dleahy@sandw.com

10.3 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” MCC Disclosure Schedule and the SIC Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any Applicable Law.

10.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

10.5 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

10.6 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, any Federal court of the United States of America sitting in the State of Delaware, and the respective appellate courts from the foregoing (all of the foregoing, collectively, the “Delaware Courts”), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the applicable Delaware Court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the applicable Delaware Court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the applicable Delaware Court, and (iv) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the applicable Delaware Court. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Each party irrevocably consents to service of process in the manner provided for by Applicable Law. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Applicable Law.

10.7 PUBLICITY. THE INITIAL PRESS RELEASE CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE A JOINT PRESS RELEASE. NEITHER MCC NOR SIC SHALL, AND NEITHER MCC NOR SIC SHALL PERMIT ANY OF ITS SUBSIDIARIES OR REPRESENTATIVES TO, ISSUE OR CAUSE THE PUBLICATION OF ANY PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT WITH RESPECT TO, OR OTHERWISE MAKE ANY PUBLIC STATEMENT CONCERNING, THE TRANSACTIONS

Appendix A-45

CONTEMPLATED BY THIS AGREEMENT WITHOUT THE PRIOR WRITTEN CONSENT OF SIC, IN THE CASE OF A PROPOSED ANNOUNCEMENT OR STATEMENT BY MCC, OR MCC, IN THE CASE OF A PROPOSED ANNOUNCEMENT OR STATEMENT BY SIC; PROVIDED, HOWEVER, THAT EITHER PARTY MAY, AFTER PRIOR WRITTEN NOTICE TO THE OTHER PARTY , ISSUE OR CAUSE THE PUBLICATION OF ANY PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING TO THE EXTENT REQUIRED BY LAW OR BY THE RULES AND REGULATIONS OF THE NYSE; PROVIDED HOWEVER, THE PARTY ISSUING SUCH PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING MUST CONSULT WITH THE OTHER PARTY BEFORE ISSUING SUCH PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING AND PROVIDE SUCH PARTY AN OPPORTUNITY TO REVIEW AND COMMENT UPON SUCH PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING, WHICH COMMENTS THE OTHER PARTY SHALL CONSIDER IN GOOD FAITH.

10.8 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement. Except as provided in Section 7.6 only, SIC and MCC hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon such representations and warranties set forth herein. The parties hereto further agree that the rights of Third Party beneficiaries under Section 7.6 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.9 Remedies.

(a) Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement to be performed by either party was not performed in accordance with its specific terms or was otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by either party of any of its respective covenants or obligations set forth in this Agreement, the non-breaching party shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 10.9(b), neither party shall in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.9(b) are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.9(b) shall require either party to institute any proceeding for (or limit such party’s right to institute any proceeding for) specific performance under this Section 10.9(b) prior or as a condition to exercising any termination right under Section 9.1 (and pursuing damages

Appendix A-46

after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 10.9(b) or anything set forth in this Section 10.9(b) restrict or limit such party’s right to terminate this Agreement in accordance with Section 9.1 or pursue any other remedies under this Agreement that may be available then or thereafter.

(c) Notwithstanding anything to the contrary in this Agreement, the parties hereto expressly acknowledge and agree that the remedies set forth in Section 9.4 shall be the sole and exclusive remedies available to SIC, in the event this Agreement is terminated under Section 9.1(f) or Section 9.1(g), and MCC, in the event this Agreement is terminated under Section 9.1(h) or Section 9.1(i). To the extent SIC or MCC is entitled to receive the Termination Fee, the receipt of such amounts shall be deemed to be full and final payment for any and all losses or damages suffered or incurred by SIC or MCC, as applicable, or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of SIC nor any of its Affiliates, or MCC or any of its Affiliates, as applicable, or any other Person shall be entitled to bring or maintain any other Claim against MCC or SIC, as applicable, or any of their Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

10.10 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

[Signature page follows]

Appendix A-47

IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MEDLEY CAPITAL CORPORATION
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Chief Executive Officer

SIERRA INCOME CORPORATION
By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Chief Executive Officer

[Signature Page to the Amended and Restated MCC Merger Agreement]

Appendix A-48

EXHIBIT A

[See attached.]

Appendix A-49

EXHIBIT A

INVESTMENT ADVISORY AGREEMENT

BETWEEN

SIERRA INCOME CORPORATION.

AND

MCC ADVISORS LLC

This Investment Advisory Agreement (the “Agreement”) is made as of [        ], by and between SIERRA INCOME CORPORATION, a Maryland corporation (the “Company”), and MCC ADVISORS LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Company is a non-diversified, closed-end management investment company that intends to elect to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (together with the rules promulgated thereunder, the “1940 Act”);

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (together with the rules promulgated thereunder, the “Advisers Act”);

WHEREAS, the Company desires to retain the Adviser to provide investment advisory services to the Company in the manner and on the terms and conditions hereinafter set forth; and

WHEREAS, the Adviser is willing to provide investment advisory services to the Company in the manner and on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Adviser hereby agree as follows:

1. Duties of the Adviser.

(a) Retention of Adviser. The Company hereby appoints the Adviser to act as the investment adviser to the Company and to manage the investment and reinvestment of the assets of the Company, subject to the supervision of the board of directors of the Company (the “Board of Directors”), for the period and upon the terms herein set forth in accordance with:

(i) the investment objective, policies and restrictions that are set forth in the Company’s Registration Statement on Form N-2 as declared effective by the Securities and Exchange Commission (the “SEC”), as supplemented, amended or superseded from time to time (the “Registration Statement”);

(ii) during the term of this Agreement, all other applicable federal and state laws, rules and regulations, and the Company’s articles of incorporation, as further amended from time to time (“Articles of Incorporation”);

(iii) such investment policies, directives, regulatory restrictions as the Company may, from time to time, establish or issue and communicate to the Adviser in writing; and

(iv) the Company’s compliance policies and procedures as applicable to the Company’s investment adviser and as administered by the Company’s chief compliance officer.

(b) Responsibilities of Adviser. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement:

(i) determine the composition and allocation of the Company’s investment portfolio, the nature and timing of any changes therein and the manner of implementing such changes;

(ii) identify, evaluate and negotiate the structure of the investments made by the Company;

Appendix A-50

(iii) perform due diligence on prospective portfolio companies;

(iv) execute, close, service and monitor the Company’s investments;

(v) determine the securities and other assets that the Company shall purchase, retain, or sell;

(vi) provide the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably require for the investment of its funds; and

(vii) to the extent permitted under the 1940 Act and the Advisers Act, on the Company’s behalf, and in coordination with any Sub-Adviser (as defined below) and administrator, provide significant managerial assistance to those portfolio companies to which the Company is required to provide such assistance under the 1940 Act, including utilizing appropriate personnel of the Adviser to, among other things, monitor the operations of the Company’s portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation.

(c) Power and Authority. To facilitate the Adviser’s performance of these undertakings, but subject to the restrictions contained herein, the Company hereby delegates to the Adviser, and the Adviser hereby accepts, the power and authority to act on behalf of the Company to effectuate investment decisions for the Company, including the execution and delivery of all documents relating to the Company’s investments and the placing of orders for other purchase or sale transactions on behalf of the Company. In the event that the Company determines to acquire debt financing, the Adviser shall use commercially reasonable efforts to arrange for such financing on the Company’s behalf, subject to the oversight and approval of the Board of Directors. If it is necessary for the Adviser to make investments on behalf of the Company through a special purpose vehicle, the Adviser shall have authority to create, or arrange for the creation of, such special purpose vehicle and to make investments through such special purpose vehicle in accordance with applicable law. The Company also grants to the Adviser power and authority to engage in all activities and transactions (and anything incidental thereto) that the Adviser deems, in its sole discretion, appropriate, necessary or advisable to carry out its duties pursuant to this Agreement.

(d) Acceptance of Appointment. The Adviser hereby accepts such appointment and agrees during the term hereof to render the services described herein for the compensation provided herein, subject to the limitations contained herein.

(e) Sub-Advisers. The Adviser is hereby authorized to enter into one or more sub-advisory agreements (each a “Sub-Advisory Agreement”) with other investment advisers (each a “Sub-Adviser”) pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in fulfilling its responsibilities hereunder, subject to the oversight of the Adviser and/or the Company, with the scope of such services and oversight to be set forth in each Sub-Advisory Agreement.

(i) The Adviser and not the Company shall be responsible for any compensation payable to any Sub-Adviser; provided, however, that the Adviser shall have the right to direct the Company to pay directly any Sub-Adviser but only with respect to the amounts due and payable to such Sub-Adviser from the fees and expenses payable to the Adviser under this Agreement.

(ii) Any Sub-Advisory Agreement entered into by the Adviser shall be in accordance with the requirements of the 1940 Act and the Advisers Act, including without limitation, the requirements of the 1940 Act relating to Board of Directors and Company stockholder approval thereunder, and other applicable federal and state law.

(iii) Any Sub-Adviser shall be subject to the same fiduciary duties as are imposed on the Adviser pursuant to this Agreement, the 1940 Act and the Advisers Act, as well as other applicable federal and state law.

(f) Independent Contractor Status. The Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

(g) Record Retention. Subject to review by and the overall control of the Board of Directors, the Adviser shall maintain and keep all books, accounts and other records of the Adviser that relate to activities performed by the Adviser hereunder as required under the 1940 Act and the Advisers Act. The Adviser agrees that all records that it maintains and keeps for the Company shall at all times remain the property of the Company, shall be readily accessible during normal business hours, and shall be promptly surrendered to the Company upon the termination of this Agreement or

Appendix A-51

otherwise on written request by the Company. The Adviser further agrees that the records that it maintains and keeps for the Company shall be preserved in the manner and for the periods prescribed by the 1940 Act, unless any such records are earlier surrendered as provided above. The Adviser shall have the right to retain copies, or originals where required by Rule 204-2 promulgated under the Advisers Act, of such records to the extent required by applicable law, subject to observance of its confidentiality obligations under this Agreement. The Adviser shall maintain records of the locations where books, accounts and records are maintained among the persons and entities providing services directly or indirectly to the Adviser or the Company.

(h) State Administrator. The Adviser shall, upon by request by an official or agency administering the securities laws of a state, province, or commonwealth (a “State Administrator”), submit to such State Administrator the reports and statements required to be distributed to Company stockholders pursuant to this Agreement, the Registration Statement and applicable federal and state law.

(i) Fiduciary Duty: It is acknowledged that the Adviser shall have a fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not in the Adviser’s immediate possession or control. The Adviser shall not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of the Company. The Adviser shall not, by entry into an agreement with any stockholder of the Company or otherwise, contract away the fiduciary obligation owed to the Company and the Company’s stockholders under common law or otherwise.

2. Expenses Payable by the Company.

(a) Adviser Personnel. All investment personnel of the Adviser, when and to the extent engaged in providing investment advisory services and managerial assistance hereunder, and the compensation and routine overhead expenses of such personnel allocable to such services, shall be provided and paid for by the Adviser and not by the Company.

(b) Costs. Subject to the limitations on expense reimbursement of the Adviser as set forth in Section 2(c), the Company, either directly or through reimbursement to the Adviser, shall bear all costs and expenses of its investment operations and its investment transactions, including, without limitation, costs and expenses relating to: all direct and indirect costs and expenses incurred by the Adviser for office space rental, office equipment, utilities and other non-compensation related overhead allocable to performance of investment advisory services hereunder by the Adviser; organizational and offering expenses; corporate and organizational expenses relating to offerings of shares of the Company’s common stock, subject to limitations included in the Agreement; the cost of calculating the Company’s net asset value, including the cost of any third-party valuation firms; offerings of the Corporation’s common stock and other securities; fees and expenses associated with performing due diligence reviews of prospective investments; transfer agent and custodial fees, fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events); federal and state registration fees; all costs of registration and listing the Corporation’s shares on any securities exchange; federal, state and local taxes; independent directors’ fees and expenses; brokerage commissions for the Company’s investments; costs of proxy statements, stockholders’ reports and notices; fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums; direct costs such as printing, mailing, long distance telephone and staff costs associated with the Company’s reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act of 2002; fees and expenses associated with accounting, independent audits and outside legal costs; and all other expenses incurred by the Company’s Adviser, any Sub-Adviser or the Company in connection with administering the Company’s business, including expenses incurred by the Company’s administrator in performing administrative services for the Company, and the reimbursement of the compensation of the Company’s chief financial officer and chief compliance officer and their respective staffs paid by the Company’s administrator.

(c) Limitations on Reimbursement of Expenses.

(i) In addition to the compensation paid to the Adviser pursuant to Section 3, the Company shall reimburse the Adviser for all expenses of the Company incurred by the Adviser as well as the actual cost of goods and services used for or by the Company and obtained from entities not affiliated with the Adviser. The Adviser may be reimbursed for the administrative services performed by it on behalf of the Company; provided, however, the reimbursement shall be an amount equal to the lower of the Adviser’s actual cost or the amount the Company would be required to pay third parties for the provision of comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to the Company on the basis

Appendix A-52

of assets, revenues, time records or other method conforming with generally accepted accounting principles. No reimbursement shall be permitted for services for which the Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement shall be:

(A) rent or depreciation, utilities, capital equipment, and other administrative items of the Adviser; and

(B) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any executive officer or board member of the Adviser (or any individual performing such services) or a holder of 10% or greater equity interest in the Adviser (or any person having the power to direct or cause the direction of the Adviser, whether by ownership of voting securities, by contract or otherwise).

(d) Periodic Reimbursement.

Expenses incurred by the Adviser on behalf of the Company and payable pursuant to this section shall be reimbursed no less than monthly to the Adviser. The Adviser shall prepare a statement documenting the expenses of the Company and the calculation of the reimbursement and shall deliver such statement to the Company prior to full reimbursement.

3. Compensation of the Adviser.

The Company agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. The Adviser may, in its sole discretion, elect or agree to temporarily or permanently waive, defer, reduce or modify, in whole or in part, the Base Management Fee and/or the Incentive Fee. Any of the fees payable to the Adviser under this Agreement for any partial month or calendar quarter shall be appropriately prorated. The fees payable to the Adviser as set forth in this Agreement shall be calculated using a detailed calculation policy and procedures approved by the Adviser and the Board of Directors, including a majority of the Independent Directors (as defined below), and shall be consistent with the calculation of such fees as set forth in this Section. See Appendix A for examples of how these fees are calculated.

(a) Base Management Fee. The Base Management Fee will be calculated at an annual rate of 1.75% of gross assets payable quarterly in arrears. For purposes of calculating the Base Management Fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. For the first quarter of the Company’s operations, the Base Management Fee will be calculated based on the initial value of the Company’s gross assets. Subsequently, the Base Management Fee will be calculated based on the Company’s gross assets at the end of each completed calendar quarter. Base Management Fees for any partial quarter will be appropriately prorated.

(b) Incentive Fee.

The Incentive Fee will be divided into two parts: (1) a subordinated incentive fee on income, and (2) an incentive fee on capital gains. Each part of the Incentive Fee is outlined below.

The subordinated incentive fee on income is earned on pre-incentive fee net investment income and shall be determined and payable in arrears as of the end of each calendar quarter during which the Investment Advisory Agreement is in effect. If this Agreement is terminated, the fee will also become payable as of the effective date of such termination.

The subordinated incentive fee on income for each quarter will be calculated as follows:

•        No subordinated incentive fee on income will be payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on our net assets at the end of the immediately preceding fiscal quarter (the “quarterly preferred return”).

•        For any quarter in which pre-incentive fee net investment income exceeds the quarterly preferred return, but is less than or equal to 2.1875% of our net assets at the end of the immediately preceding fiscal quarter (the “catch up”), the subordinated incentive fee on income shall equal 100% of pre-incentive fee net investment income.

Appendix A-53

•        For any quarter in which pre-incentive fee net investment income exceeds 2.1875% of our net assets at the end of the immediately preceding fiscal quarter, the subordinated incentive fee on income shall equal 20% of pre-incentive fee net investment income.

•        “Pre-incentive fee net investment income” is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus operating expenses for the quarter, including the Base Management Fee, expenses payable to the Company’s administrator, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

The incentive fee on capital gains will be earned on investments sold and shall be determined and payable in arrears as of the end of each calendar year during which this Agreement is in effect. If this Agreement is terminated, the fee will also become payable as of the effective date of such termination. The fee is equal to 20% of realized capital gains, less the aggregate amount of any previously paid incentive fee on capital gains. Incentive fee on capital gains is equal to realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis.

(c) Waiver or Deferral of Fees.

The Adviser shall have the right to elect to waive or defer all or a portion of the Base Management Fee and/or Incentive Fee that would otherwise be paid to it. Prior to the payment of any fee to the Adviser, the Company shall obtain written instructions from the Adviser with respect to any waiver or deferral of any portion of such fees. Any portion of a deferred fee payable to the Adviser and not paid over to the Adviser with respect to any month, calendar quarter or year shall be deferred without interest and may be paid over in any such other month prior to the occurrence of the termination of this Agreement, as the Adviser may determine upon written notice to the Company.

4. Covenant of the Adviser.

(a) Registration of Adviser

The Adviser covenants that it is or will be registered as an investment adviser under the Advisers Act on the effective date of this Agreement as set forth in Section 9 herein, and shall maintain such registration until the expiration or termination of this Agreement. The Adviser agrees that its activities shall at all times comply in all material respects with all applicable federal and state laws governing its operations and investments. The Adviser agrees to observe and comply with applicable provisions of the code of ethics adopted by the Company pursuant to Rule 17j-1 under the 1940 Act, as such code of ethics may be amended from time to time.

(b) Reports to Stockholders.

The Adviser shall prepare or shall cause to be prepared and distributed to stockholders during each year the following reports of the Company (either included in a periodic report filed with the SEC or distributed in a separate report):

(i) Quarterly Reports. Within 60 days of the end of each quarter, a report containing the same financial information contained in the Company’s Quarterly Report on Form 10-Q filed by the Company under the Securities Exchange Act of 1934, as amended.

(ii) Annual Report. Within 120 days after the end of the Company’s fiscal year, an annual report containing:

(A) A balance sheet as of the end of each fiscal year and statements of income, equity, and cash flow, for the year then ended, all of which shall be prepared in accordance with generally accepted accounting principals and accompanied by an auditor’s report containing an opinion of an independent certified public accountant;

(B) A report of the activities of the Company during the period covered by the report;

(C) Where forecasts have been provided to the Company’s shareholders, a table comparing the forecasts previously provided with the actual results during the period covered by the report;

Appendix A-54

(D) A report setting forth distributions by the Company for the period covered thereby and separately identifying distributions from (i) cash flow from operations during the period; (ii) cash flow from operations during a prior period which have been held as reserves; and (iii) proceeds from disposition of Company assets.

(iii) Previous Reimbursement Reports. The Adviser shall prepare or shall cause to be prepared a report, prepared in accordance with the American Institute of Certified Public Accountants United States Auditing Standards relating to special reports, and distributed to stockholders not less than annually, containing an itemized list of the costs reimbursed to the Adviser for the previous fiscal year. The special report shall at a minimum provide:

(A) A review of the time records of individual employees, the costs of whose services were reimbursed; and

(B) A review of the specific nature of the work performed by each such employee.

(iv) Proposed Reimbursement Reports. The Adviser shall prepare or shall cause to be prepared a report containing an itemized estimate of all proposed expenses for which it shall receive reimbursements pursuant to Section 2(c) of this Agreement for the next fiscal year, together with a breakdown by year of such expenses reimbursed in each of the last five public programs formed by the Adviser.

(c) Reports to State Administrators.

The Adviser shall, upon written request of any State Administrator, submit any of the reports and statements to be prepared and distributed by it to such State Administrator.

(d) Recommendations Regarding Reviews.

From time to time and not less than quarterly, the Adviser must review the Company’s accounts to determine whether cash distributions are appropriate. The Company may, subject to authorization by the Board of Directors, distribute pro rata to the stockholders funds received by the Company which the Adviser deems unnecessary to retain in the Company.

(e) Temporary Investments.

The Adviser shall, in its sole discretion, temporarily place proceeds from offerings by the Company into short term, highly liquid investments which, in its reasonable judgment, afford appropriate safety of principal during such time as it is determining the composition and allocation of the portfolio of the Company and the nature, timing and implementation of any changes thereto pursuant to Section 1(b); provided however, that the Adviser shall be under no fiduciary obligation to select any such short-term, highly liquid investment based solely on any yield or return of such investment. The Adviser shall cause any proceeds of the offering of Company securities not committed for investment within the later of two years from the date of effectiveness of the Registration Statement or one year from termination of the offering, unless a longer period is permitted by the applicable State Administrator, to be paid as a distribution to the stockholders of the Company as a return of capital without deduction of Front End Fees (as defined below).

5. Brokerage Commissions.

The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Company to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account factors, including without limitation, price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Company’s portfolio, and is consistent with the Adviser’s duty to seek the best execution on behalf of the Company. Notwithstanding the foregoing, with regard to transactions with or for the benefit of the Company, the Adviser may not pay any commission or receive any rebates or give-ups, nor participate in any business arrangements which would circumvent this restriction.

Appendix A-55

6. Other Activities of the Adviser.

The services of the Adviser to the Company are not exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment-based accounts or commingled pools of capital, however structured, having investment objectives similar to or different from those of the Company, and nothing in this Agreement shall limit or restrict the right of any officer, director, stockholder (and their stockholders or members, including the owners of their stockholders or members), officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Company’s portfolio companies, subject to applicable law). The Adviser assumes no responsibility under this Agreement other than to render the services set forth herein. It is understood that directors, officers, employees and stockholders of the Company are or may become interested in the Adviser and its affiliates, as directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Adviser and directors, officers, employees, partners, stockholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Company as stockholders or otherwise.

7. Indemnification.

(a) Indemnification. Subject to Section 8, the Adviser, any Sub-Adviser, each of their directors, officers, stockholders or members (and their stockholders or members, including the owners of their stockholders or members), agents, employees, controlling persons (as determined under the 1940 Act (“Controlling Persons”)) and any other person or entity affiliated with, or acting on behalf of, the Adviser or any Sub-Adviser (each an “Indemnified Party” and, collectively, the “Indemnified Parties”) shall not be liable to the Company for any action taken or omitted to be taken by the Adviser or any Sub-Adviser in connection with the performance of any of their duties or obligations under this Agreement or otherwise as an investment adviser of the Company (except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services), and the Company shall indemnify, defend and protect the Indemnified Parties (each of whom shall be deemed a third party beneficiary hereof) and hold them harmless from and against all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) (“Losses”) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Indemnified Parties’ duties or obligations under this Agreement, any Sub-Advisory Agreement, or otherwise as an investment adviser of the Company to the extent such Losses are not fully reimbursed by insurance and otherwise to the fullest extent such indemnification would not be inconsistent with the Articles of Incorporation, the 1940 Act, or the laws of the State of Maryland law.

(b) Advancement of Funds. The Company shall be permitted to advance funds to the Indemnified Parties for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought only if all of the following conditions are met:

(i) The legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company;

(ii) the Indemnified Party provides the Company with written affirmation of the Indemnified Party’s good faith belief that the Indemnified Party has met the standard of conduct necessary for indemnification by the Company;

(iii) The legal action is initiated by a third party who is not a Company stockholder, or the legal action is initiated by a Company stockholder and a court of competent jurisdiction specifically approves such advancement; and

(iv) The Indemnified Party provides the Company with a written agreement to repay the advanced funds to the Company, allocated as advanced, together with the applicable legal rate of interest thereon, in cases in which the Indemnified Party is not found to be entitled to indemnification pursuant to a final, non-appealable decision of a court of competent jurisdiction.

Appendix A-56

(c) The Adviser shall indemnify the Company, and its affiliates and Controlling Persons, for any Losses that the Company or its Affiliates and Controlling Persons may sustain as a result of the Adviser’s willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

8. Limitation on Indemnification.

Notwithstanding Section 7(a) to the contrary, the Company shall not provide for indemnification of the Indemnified Parties for any liability or loss suffered by the Indemnified Parties, nor shall the Company provide that any of the Indemnified Parties be held harmless for any loss or liability suffered by the Company, unless all of the following conditions are met:

(i) the Indemnified Party has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company;

(ii) the Indemnified Party was acting on behalf of or performing services for the Company;

(iii) such liability or loss was not the result of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties by the Indemnified Party; and

(iv) such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from stockholders.

Furthermore, the Indemnified Party shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations;

(ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

(iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

9. Effectiveness, Duration and Termination of Agreement.

(a) Term and Effectiveness. This Agreement shall become effective as of [ ]. Once effective, this Agreement shall remain in effect for two years, and thereafter shall continue automatically for successive one-year periods, provided that such continuance is specifically approved at least annually by: (i) the vote of the Board of Directors, or by the vote of a majority of the outstanding voting securities of the Company and (ii) the vote of a majority of the Company’s directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of any such party (“Independent Directors”), in accordance with the requirements of the 1940 Act.

(b) Termination. This Agreement may be terminated at any time, without the payment of any penalty: (i) by the Company upon 60 days’ prior written notice to the Adviser: (A) upon the vote of a majority of the outstanding voting securities of the Company (as defined in Section 2(a)(42) of the 1940 Act) or (B) by the vote of the Company’s Independent Directors; or (ii) by the Adviser upon not less than 120 days’ prior written notice to the Company. This Agreement shall automatically terminate in the event of its “assignment” (as such term is defined for purposes of construing Section 15(a)(4) of the 1940 Act). The provisions of Sections 8 and 9 of this Agreement shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement.

(c) Payments to and Duties of Adviser Upon Termination.

(i) After the termination of this Agreement, the Adviser shall not be entitled to compensation for further services provided hereunder except that it shall be entitled to receive from the Company within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to the Adviser prior to termination of this Agreement, including any deferred fees.

Appendix A-57

(ii) The Adviser shall promptly upon termination:

(a) deliver to the Board of Directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board of Directors;

(b) deliver to the Board of Directors all assets and documents of the Company then in custody of the Adviser; and

(c) cooperate with the Company to provide an orderly transition of services.

10. Notices.

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at the address listed below or at such other address for a party as shall be specified in a notice given in accordance with this Section.

11. Amendments.

This Agreement may be amended by mutual written consent of the parties, subject to the provisions of the 1940 Act.

12. Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto, notwithstanding that all parties shall not have signed the same counterpart.

13. Governing Law.

Notwithstanding the place where this Agreement may be executed by any of the parties hereto and the provisions of Section 7, this Agreement shall be construed in accordance with the laws of the State of New York. For so long as the Company is regulated as a BDC under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act and the Advisers Act. In such case, to the extent the applicable laws of the State of New York or any of the provisions herein conflict with the provisions of the 1940 Act or the Advisers Act, the latter shall control. Any reference in this Agreement to a statute or provision of the 1940 Act shall be construed to include any successor statute or provision to such statute or provision and any reference to any rule promulgated under the Advisers Act shall be construed to include any successor promulgated rule.

Appendix A-58

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

SIERRA INCOME CORPORATION,
a Maryland corporation
By:	/s/
Name:	Seth Taube
Title:	Chief Executive Officer

MCC ADVISORS LLC,
a Delaware limited liability company
By:	/s/
Name:	Richard T. Allorto, Jr.
Title:	Chief Financial Officer

Appendix A-59

Appendix A

Below are examples of the two-part incentive fee:

Example — Subordinated Incentive Fee on Income, Determined on a Quarterly Basis

Assumptions

First Quarter:	Pre-incentive fee net investment income equals 0.5500%.

Second Quarter:	Pre-incentive fee net investment income equals 1.9500%.

Third Quarter:	Pre-incentive fee net investment income equals 2.800%.

The subordinated incentive fee on income in this example would be:

First Quarter:	Pre-incentive fee net investment income does not exceed the 1.75% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income.

Second Quarter:

Pre-incentive fee net investment income falls between the 1.75% preferred return rate and the catch up of 2.1875%, therefore the incentive fee on pre-incentive fee net investment income is 100% of the pre-incentive fee above the 1.75% preferred return of 1.95%.

Third Quarter:

Pre-incentive fee net investment income exceeds the 1.75% preferred return and the 2.1875% catch up provision. Therefore the catch up provision is fully satisfied by the 2.8% of pre-incentive fee net investment income above the 1.75% preferred return rate and there is a 20% incentive fee on pre-incentive fee net investment income above the 2.1875% “catch up.”

Example — Incentive Fee on Capital Gains (Millions)

Alternative 1 — Assumptions

Year 1:	$20 million investment made in company A (“Investment A”), and $30 million investment made in company B (“Investment B”)

Year 2:	Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million

Year 3:	FMV of Investment B determined to be $25 million

Year 4:	Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

Year 1:	None, because no investments were sold

Year 2:	Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)

Year 3:	None, because no investments were sold

Year 4:	Capital gains incentive fee of $200,000 ($6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Alternative 2 — Assumptions

Year 1:

$20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”), $25 million investment made in Company C (“Investment C”) and the cost basis of Other Portfolio Investments is $25 million

Year 2:

Investment A sold for $50 million ($20 million cost basis to be reinvested into Other Portfolio Investments and the $30 million capital gain is available for distribution), fair market value, or FMV, of Investment B determined to be $25 million (creates $5 million in unrealized capital depreciation), the FMV of Investment C determined to be $25 million and FMV of Other Portfolio Investments determined to be $25 million

Appendix A-60

Year 3:

FMV of Investment B determined to be $27 million (creates $3 million in unrealized capital depreciation), Investment C sold for $30 million ($25 million cost basis to be reinvested into Other Portfolio Investments and the $5 million capital gain is available for distribution) and FMV of Other Portfolio Investments determined to be $45 million

Year 4:	FMV of Investment B determined to be $30 million and FMV of Other Portfolio Investments determined to be $45 million

Year 5:

Investment B sold for $20 million ($20 million cost basis to be reinvested into Other Portfolio Investments and $10 million capital loss) and FMV of Other Portfolio Investments determined to be $45 million

Year 6:	Total Portfolio is sold for $80 million ($15 million capital gain computed based on a cumulative cost basis in Other Portfolio Investments of $65 million)

The incentive fee on capital gains in this example would be:

Year 1:	None, because no investments were sold

Year 2:	$5 million incentive fee on capital gains (20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B))

Year 3:

$1.4 million incentive fee on capital gains ($6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation))) less $5 million incentive fee on capital gains received in Year 2

Year 4:	None, because capital gains incentive fees are paid on realized capital gains only

Year 5:

None, because $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) is less than $6.4 million cumulative incentive fee on capital gains paid in prior years

Year 6:

$1.6 million incentive fee on capital gains (20% multiplied by $40 million ($25 million cumulative realized capital gains plus $15 million realized capital gains)) less $6.4 million cumulative incentive fee on capital gains received in prior years

Appendix A-61

EXHIBIT B

[See attached.]

Appendix A-62

EXHIBIT B

THIRD ARTICLES OF AMENDMENT AND RESTATEMENT OF

SIERRA INCOME CORPORATION

FIRST: Sierra Income Corporation, a Maryland corporation (the “Corporation”), desires to amend and restate its articles of incorporation as currently in effect and as hereinafter amended.

SECOND: The following provisions are all the provisions of the Third Articles of Amendment and Restatement of the Corporation (the “Articles of Incorporation”) currently in effect and as hereinafter amended:

ARTICLE I
NAME

The name of the corporation is Sierra Income Corporation.

ARTICLE II
PURPOSE

The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force.

ARTICLE III
RESIDENT AGENT AND PRINCIPAL OFFICE

The name of the resident agent of the Corporation in Maryland is CSC-Lawyers Incorporating Service Corporation whose address is 7 St. Paul Street, Suite 1660, Baltimore Maryland 21202. The street address of the principal office of the Corporation in the State of Maryland is c/o CSC-Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 1660, Baltimore, Maryland 21202.

ARTICLE IV
PROVISIONS FOR DEFINING, LIMITING
AND REGULATING CERTAIN POWERS OF THE
CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

Section 4.1 Number, Term and Election of Directors.

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Corporation’s board of directors. The board of directors may take any actions as in its sole judgment and discretion are necessary or desirable to conduct the business of the Corporation. The number of directors that shall comprise the Corporation’s board of directors is six (6), which number may be increased or decreased from time to time by the board of directors pursuant to the bylaws of the Corporation (the “Bylaws”) but in no event will be less than three.

(b) The board of directors shall be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible, and the term of office of directors of one class shall expire at each annual meeting of stockholders, and in all cases as to each director such term shall extend until his or her successor shall be elected and shall qualify or until his or earlier resignation, removal from office, death or incapacity. Additional directorships resulting from an increase in number of directors shall be apportioned among the classes as equally as possible.

(c) Each director may be reelected to an unlimited number of succeeding terms in accordance with these provisions. At each annual election, directors chosen to succeed those whose terms then expire shall be of the same class as the directors they succeed, unless by reason of any intervening changes in the authorized number of directors, the board of directors shall designate one or more directorships whose term then expires as directorships of another class in order to more nearly achieve equality of number of directors among the classes.

(d) Notwithstanding the rule that the three classes shall be as nearly equal in number of directors as possible, in the event of any change in the authorized number of directors, each director then continuing to serve as such shall nevertheless continue as a director of the class of which such director is a member until the expiration of his or her

Appendix A-63

current term, or his or her prior death, resignation or removal. If any newly created directorship may, consistently with the rule that the three classes shall be as nearly equal in number of directors as possible, be allocated to any class, the board of directors shall allocate it to that of the available class whose term of office is due to expire at the earliest date following such allocation.

(e) A majority of the board of directors shall be independent directors, except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor. A director is considered independent if he or she is not an “interested person” as that term is defined under Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”). The names of the directors currently in office are Brook Taube, Oliver T. Kane, Valerie Lancaster-Beal, Stephen R. Byers, [    ], and [    ].

(f) The Corporation elects, at all times that it is eligible to so elect, to be subject to the provisions of Section 3-804(c) of the Maryland General Corporation Law (“MGCL”).

Section 4.2 Extraordinary Actions. Except as provided in Section 6.2, notwithstanding any provision of law requiring an action to be approved by the affirmative vote of the holders of shares entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable and approved by the board of directors, and approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 4.3 Authorization by Board of Directors of Share Issuance. The board of directors may authorize the issuance from time to time of shares of common stock of the Corporation (referred to herein as “shares”) of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of any class or series, whether now or hereafter authorized, for such consideration as the board of directors may deem advisable (or without consideration in the case of a share split or share dividend), subject to such restrictions or limitations, if any, as may be set forth in these Articles of Incorporation or in the Bylaws.

Section 4.4 Preemptive Rights. Except as may be provided by the board of directors in setting the terms of classified or reclassified shares pursuant to Section 5.3 or 5.4 or as may otherwise be provided by contract approved by the board of directors, no holder of shares of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of the Corporation or any other security of the Corporation which it may issue or sell.

Section 4.5 Appraisal Rights. Except as may be provided by the board of directors in setting the terms of any class or series of Preferred Shares and except as contemplated by the MGCL, no stockholder of the Corporation shall be entitled to exercise appraisal rights in connection with any transaction.

Section 4.6 Determinations by Board of Directors. To the fullest extent permitted by law, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the board of directors consistent with these Articles of Incorporation shall be final and conclusive and shall be binding upon the Corporation and every stockholder: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its shares or the payment of other distributions on its shares; the amount of stated capital, capital surplus, net assets, other surplus, annual or other net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any class or series of shares of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or any shares of the Corporation; the shares of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; any conflict between the MGCL and the provisions set forth in the North American Securities Administrators Association (“NASAA”) Omnibus Guidelines; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law or the Bylaws or otherwise to be determined by the board of directors; and provided that to the extent the board of directors determines that the MGCL conflicts with the provisions set forth in the NASAA Omnibus Guidelines, NASAA Omnibus Guidelines control to the extent any provisions of the MGCL are not mandatory.

Appendix A-64

ARTICLE V
SHARES

Section 5.1 Authorized Shares. The Corporation has authority to issue 250,000,000 shares of common stock, $0.001 par value per share (“Common Stock”). The aggregate par value of all authorized shares having par value is $250,000. All shares shall be fully paid and nonassessable when issued. A majority of the entire board of directors, including a majority of the independent directors, without any action by the stockholders of the Corporation, may amend these Articles of Incorporation from time to time to increase or decrease the aggregate number of shares, or the number of shares of any class or series that the Corporation has authority to issue.

Section 5.2 Common Stock. Each share of Common Stock shall entitle the holder thereof to one vote. Except as otherwise provided in these Articles of Incorporation, and subject to the express terms of any class or series of Preferred Shares, holders of Common Stock shall have the exclusive right to vote on all matters as to which a stockholder is entitled to vote pursuant to applicable law at all meetings of stockholders. Unless otherwise provided, holders of Common Stock shall not be entitled to preemptive, appraisal, subscription, redemption, sinking fund, or conversion rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up, the aggregate assets available for distribution to holders of Common Stock shall be determined in accordance with applicable law and these Articles of Incorporation. Each holder of Common Stock shall be entitled to receive, ratably with each other holder of Common Stock, that portion of the assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding. The board of directors, including a majority of the independent directors, may classify or reclassify any unissued shares of Common Stock from time to time, in one or more classes or series of Common Stock or Preferred Shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations, or to dividends, qualifications, or terms or conditions of redemption of the shares.

Section 5.3 Preferred Shares. The board of directors, including a majority of the independent directors, may classify or reclassify any unissued shares of stock from time to time, in one or more classes or series of preferred stock (“Preferred Shares”) by setting or changing the preferences, covenants or other rights, voting powers, privileges, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series thereof.

Section 5.4 Classified or Reclassified Shares. Prior to the issuance of classified or reclassified shares of any class or series, the board of directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of shares of the Corporation; (b) specify the number of shares to be included in the class or series; and (c) set or change, subject to the express terms of any class or series of shares of the Corporation outstanding at the time, the preferences, covenants or other rights, voting powers, privileges, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series thereof; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland. Any of the terms of any class or series of shares set or changed pursuant to clause (c) of this Section 5.4 may be made dependent upon facts or events ascertainable outside these Articles of Incorporation (including determinations by the board of directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of shares is clearly and expressly set forth in the resolution or other instrument establishing any such class or series.

Section 5.5 Articles of Incorporation and Bylaws. All Persons who shall acquire shares in the Corporation shall acquire the same subject to the provisions of these Articles of Incorporation and the Bylaws. The board of directors of the Corporation shall have the exclusive power to make, alter, amend or repeal the Bylaws. In addition, the stockholders may adopt, alter or repeal any provision of the Bylaws and make new Bylaws if such action is approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, except that the stockholders shall not have the power to alter or repeal any provision of the Bylaws (a) subjecting the Corporation to the 1940 Act or (b) providing indemnification or advancement rights to any individual. The term “Person” shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c) (17) of the Internal Revenue Code of 1986, as amended (the “Code”), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Appendix A-65

ARTICLE VI
AMENDMENTS; CERTAIN EXTRAORDINARY ACTIONS

Section 6.1 Amendments Generally. Subject to Section 6.2 hereof, the Corporation reserves the right, from time, and upon the requisite approval by the board of directors and stockholders, to time to make any amendment to these Articles of Incorporation, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in these Articles of Incorporation, of any outstanding shares. Provided that the board of directors has declared the amendment advisable and submitted it to the stockholders, any amendment to the Articles of Incorporation must be approved by the affirmative vote of holders of shares entitled to cast a majority (or such greater proportion as may be required elsewhere in the Articles of Incorporation) of the votes entitled to be cast on the matter.

Section 6.2 Approval of Certain Amendments. Notwithstanding the provisions of Section 6.1 hereof, the affirmative vote of the holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast on the matter shall be necessary to effect:

(a) Any amendment to these Articles of Incorporation to make the Common Stock a “redeemable security” or to convert the Corporation, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act); and

(b) Any amendment to Section 4.2, Section 4.6, Section 6.1 or this Section 6.2.

Section 6.3 Execution of Amendments. Upon obtaining such approvals required by the MGCL, these Articles of Incorporation and the Bylaws, and without further action or execution by any other Person, (i) any amendment to these Articles of Incorporation may be implemented and reflected in a writing executed solely by the requisite members of the board of directors, and (ii) the stockholders shall be deemed a party to and bound by such amendment of these Articles of Incorporation.

ARTICLE VII
LIMITATION OF LIABILITY; INDEMNIFICATION AND
ADVANCE OF EXPENSES

Section 7.1 Limitation of Stockholder Liability. No stockholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to the Corporation by reason of being a stockholder, nor shall any stockholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any Person in connection with the Corporation’s assets or the affairs of the Corporation by reason of being a stockholder.

Section 7.2 Limitation of Director and Officer Liability. To the fullest extent permitted by Maryland law, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

Section 7.3 Indemnification. The Corporation shall have the power to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, and (ii) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or director of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, in each case to the fullest extent permitted by Maryland law. The Corporation may, with the approval of the board of directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a Person who served a predecessor of the Corporation in any of the capacities described in (i) or (ii) above and to any employee or agent of the Corporation or the Adviser or a predecessor thereof. The board of directors may take such action as is necessary to carry out this Section 7.3. No amendment of these Articles of Incorporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

Section 7.4 Express Exculpatory Clauses in Instruments. Neither the stockholders nor the directors, officers, employees or agents of the Corporation, shall be liable under any written instrument creating an obligation of the Corporation by reason of their being stockholders, directors, officers, employees or agents of the Corporation, and all Persons shall look solely to the Corporation’s assets for the payment of any claim under or for the performance of that instrument. The omission of the foregoing exculpatory language from any instrument shall not affect the validity or enforceability

Appendix A-66

of such instrument and shall not render any stockholder, director, officer, employee or agent liable thereunder to any third party, nor shall the directors or any officer, employee or agent of the Corporation be liable to anyone as a result of such omission.

Section 7.5 Limitation on Indemnification. As required under the 1940 Act, no provision of this Article VII shall be effective to protect or purport to protect any director or officer of the Corporation against liability to the Corporation or its stockholders to which he or she would otherwise be subject by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Section 7.6 Amendment or Repeal. Neither the amendment nor repeal of this Article VII, nor the adoption or amendment of any other provision of these Articles of Incorporation or Bylaws inconsistent with this Article VII, shall apply to or affect in any respect the applicability of the preceding sections of this Article VII with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Section 7.7 Non-exclusivity. The indemnification and advancement of expenses provided or authorized by this Article VII shall not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director or officer may be entitled under the bylaws, a resolution of stockholders or directors, an agreement or otherwise.

ARTICLE VIII
MISCELLANEOUS

If and to the extent that any provision of the MGCL or any provision of these Articles of Incorporation or Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act shall control; provided, however, that such conflict shall not affect any of the remaining provisions of these Articles of Incorporation or the Bylaws or render invalid or improper any action taken or omitted prior to such determination.

THIRD: The amendment to and restatement of the Articles of Incorporation as hereinabove set forth have been duly advised by the board of directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation in Maryland is as set forth in Article III of the foregoing amendment and restatement of the Articles of Incorporation.

FIFTH: The name and address of the Corporation’s current resident agent in Maryland is as set forth in Article III of the foregoing amendment and restatement of the Articles of Incorporation.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article IV of the foregoing amendment and restatement of the Articles of Incorporation.

SEVENTH: The total number of shares of capital stock which the Corporation had authority to issue immediately prior to the foregoing amendment and restatement of the Articles of Incorporation was 250,000,000 shares of Common Stock, $0.001 par value per share.

EIGHTH: The total number of shares of capital stock which the Corporation has authority to issue after giving effect to the amendments set forth in the foregoing amendment and restatement of the Articles of Incorporation is 250,000,000 shares of Common Stock, $0.001 par value per share. There is no change in the aggregate par value of all authorized capital stock.

NINTH: The undersigned acknowledges these Third Articles of Amendment and Restatement to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Remainder of Page Intentionally Left Blank]

Appendix A-67

IN WITNESS WHEREOF, the Corporation has caused these Third Articles of Amendment and Restatement to be signed in its name and on its behalf by the undersigned as of         ,         20     .

ATTEST:	SIERRA INCOME CORPORATION
By:
Name:	Name:
Title:	Title:

Appendix A-68

EXHIBIT C

[See attached.]

Appendix A-69

EXHIBIT C

AMENDED AND RESTATED BYLAWS OF
SIERRA INCOME CORPORATION

ARTICLE I
OFFICES

Section 1. PRINCIPAL OFFICE. The principal office of Sierra Income Corporation (the “Corporation”) shall be located at such place as the Corporation’s board of directors (the “Board”) may designate.

Section 2. ADDITIONAL OFFICES. The Corporation may have additional offices, including a principal executive office, at such places as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. PLACE. All meetings of stockholders shall be held at the principal office of the Corporation or at such other place as shall be set by the Board and stated in the notice of the meeting.

Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board each year.

Section 3. SPECIAL MEETINGS.

(a) General. The Chairman of the Board, the chief executive officer, the president or the Board may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the secretary of the Corporation upon the written request of the stockholders entitled to cast not less than ten percent (the “Special Meeting Percentage”) of all the votes entitled to be cast at such meeting.

(b) Stockholder Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the “Record Date Request Notice”) by registered mail, return receipt requested, request the Board to fix a record date to determine the stockholders entitled to request a special meeting (the “Request Record Date”). The Record Date Request Notice shall set forth the purpose of the meeting, the matters proposed to be acted on at it and any material interest in such matter of such stockholder, including any anticipated benefit to such stockholder therefrom. The Record Date Request Notice shall be signed by one or more stockholders of record as of the date of signature (or their duly authorized agents), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon receiving the Record Date Request Notice, and subject to Maryland General Corporation Law (the “MGCL”), the Board may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the 5:00 pm, Eastern Time, on the date on which the resolution fixing the Request Record Date is adopted by the Board. If the Board, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date and make a public announcement of such Request Record Date, the Request Record Date shall be 5:00 pm Eastern Time on the tenth day after the first date on which the Record Date Request Notice is received by the secretary.

(2) In order for any stockholder to request a special meeting, one or more written requests for a special meeting signed by stockholders of record (or their duly authorized agents) as of the Request Record Date entitled to cast not less than the Special Meeting Percentage of all of the votes entitled to be cast at such meeting (the “Special Meeting Request”) shall be delivered to the secretary. In addition, the Special Meeting Request shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to the matters set forth in the Record Date Request Notice received by the secretary), shall bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, shall set forth the name and address, as they appear in the Corporation’s books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed) and the

Appendix A-70

class, series and number of all shares of the Corporation which are owned by each such stockholder, and the nominee holder for, and number of, shares owned beneficially but not of record, shall be sent to the secretary by registered mail, return receipt requested, and shall be received by the secretary within 60 days after the Request Record Date. Any requesting stockholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the secretary.

(3) The secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation’s proxy materials). The secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by subsection (b)(2) of this Section 3, the secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting.

(4) Any special meeting shall be held at such place, date and time as may be designated by the Board; provided, however, that the date of any stockholder requested meeting shall be not more than 60 days after the record date for such meeting (the “Meeting Record Date”); and provided further that if the Board fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the secretary (the “Delivery Date”), a date and time for a stockholder requested meeting, then such meeting shall be held at 2:00 p.m. local time on the 60th day after the Meeting Record Date or, if such 60th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board fails to designate a place for a stockholder requested meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the Board may consider such factors as the directors deem relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for meeting and any plan of the Board to call an annual meeting or a special meeting. In the case of any stockholder requested meeting, the Board shall fix a Meeting Record Date that is a date not later than 30 days after the Delivery Date.

(5) If written revocations of requests for the special meeting have been delivered to the secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the secretary, the secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been mailed and if the secretary first sends to all requesting stockholders who have not revoked requests for a special meeting written notice of any revocation of a request for the special meeting and written notice of the Secretary’s intention to revoke the notice of the meeting, revoke the notice of the meeting at any time before ten days before the commencement of the meeting. Any request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6) The Board, the Chairman of the Board, the chief executive officer or the president may appoint independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the secretary until the earlier of (i) five Business Days after receipt by the secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the secretary represent at least the Special Meeting Percentage. Nothing contained in this subsection (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of these Bylaws, “Business Day” shall mean any day other than a Saturday, a Sunday or other day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Section 4. NOTICE OF MEETINGS. Written or printed notice of the purpose or purposes, in the case of a special meeting, and of the time and place of every meeting of the stockholders, whether it be an annual meeting or a special meeting, shall be given by the secretary of the Corporation to each stockholder of record entitled to vote at the meeting and to each other stockholder entitled to notice of the meeting, by either placing the notice in the mail, delivering it by overnight delivery service or transmitting the notice by electronic mail or any other electronic

Appendix A-71

means at least 15 days, but not more than 60 days, prior to the date designated for the meeting, addressed to each stockholder at such stockholder’s address appearing on the books of the Corporation or supplied by the stockholder to the Corporation for the purpose of notice. The notice of any meeting of stockholders may be accompanied by a form of proxy approved by the Board in favor of the actions or persons as the Board may select. Notice of any meeting of stockholders shall be deemed waived by any stockholder who attends the meeting in person or by proxy or who before or after the meeting submits a signed waiver of notice that is filed with the records of the meeting.

Except as provided in Article II, Section 11, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice of such meeting, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice of such meeting.

Section 5. ORGANIZATION AND CONDUCT. Every meeting of stockholders shall be conducted by an individual appointed by the Board to be chairman of the meeting or, in the absence of such appointment, by the Chairman of the Board, if any, or, in the case of a vacancy in the office or absence of the Chairman of the Board, by one of the following officers present at the meeting: the Vice Chairman of the Board, if any, the chief executive officer, the president, any vice president, the secretary, the treasurer or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The secretary or, in the secretary’s absence, an assistant secretary or, in the absence of both the secretary and assistant secretaries, an individual appointed by the Board or, in the absence of such appointment, an individual appointed by the chairman of the meeting shall act as secretary. In the event that the secretary presides at a meeting of the stockholders, an assistant secretary, or, in the absence of assistant secretaries, an individual appointed by the Board or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies or other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies or other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) maintaining order and security at the meeting; (f) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; and (g) recessing or adjourning the meeting to a later date and time and place announced at the meeting. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 6. QUORUM. The presence in person or by proxy of the holders of shares of the Corporation entitled to cast a majority of the votes entitled to be cast (without regard to class) shall constitute a quorum at any meeting of the stockholders, except with respect to any such matter that, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of shares, in which case the presence in person or by proxy of the holders of shares entitled to cast a majority of the votes entitled to be cast by each such class on such a matter shall constitute a quorum.

If, however, such quorum shall not be present at any meeting of the stockholders, the chairman of the meeting or the stockholders entitled to vote at such meeting, present in person or by proxy, shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 7. VOTING. Directors shall be elected by a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum, as defined in Section 6 of this Article II, is present. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum, as defined in Section 6 of this Article II, is present shall be sufficient to approve any other matter which may properly come before the

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meeting, unless more than a majority of the votes cast is required by the MGCL or by the charter of the Corporation (the “Articles of Incorporation”). Unless otherwise provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 8. PROXIES. A stockholder may cast the votes entitled to be cast by the shares owned of record by the stockholder in person or by proxy executed by the stockholder or by the stockholder’s duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the secretary of the Corporation before or at the meeting. No proxy shall become invalid due to the adjournment or postponement of a meeting of stockholders, or a change in the record date for such meeting, unless so provided in the proxy. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

Section 9. VOTING OF SHARES BY CERTAIN HOLDERS. Shares of the Corporation registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or director thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such shares pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such share. Any fiduciary may vote a share registered in his or her name as such fiduciary, either in person or by proxy.

Shares of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

The Board may adopt by resolution a procedure by which a stockholder may certify in writing to the Corporation that any shares registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date or closing of the share transfer books, the time after the record date or closing of the share transfer books within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board considers necessary or desirable. On receipt of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the stockholder of record of the specified share in place of the stockholder who makes the certification.

Section 10. INSPECTORS. The Board, in advance of any meeting, may, but need not, appoint one or more individual inspectors or one or more entities that designate individuals as inspectors to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting or at the meeting by the chairman of the meeting. The inspectors, if any, shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, as defined in Section 6 of this Article II, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, and determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. Each such report shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 11. ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTORS AND OTHER STOCKHOLDER PROPOSALS.

(a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice provided for in this Section 11(a) and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with this Section 11(a).

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(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of subsection (a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder’s notice shall set forth all information required under this Section 11 and shall be delivered to the secretary at the principal executive office of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting; provided, however, that in the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for such annual meeting and not later than 5:00 pm Eastern Time on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the tenth day following the day on which public announcement of the date of mailing of the notice for such meeting is first made. In no event shall the public announcement of a postponement or adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth (i) as to each individual whom the stockholder proposes to nominate for election or reelection as a director (each, a “Proposed Nominee”), (A) the name, age, business address and residence address of each Proposed Nominee, (B) the class, series and number of any shares of the Corporation that are beneficially owned by such each Proposed Nominee and the date such shares were acquired and the investment intent of such acquisition, (C) whether such stockholder believes any such Proposed Nominee is, or is not, an “interested person” of the Corporation, as defined in the Investment Company Act of 1940, as amended, and the rules promulgated thereunder (the “1940 Act”) and information regarding such Proposed Nominee that is sufficient, in the discretion of the Board or any committee thereof or any authorized officer of the Corporation, to make such determination, (D) such Proposed Nominee’s written consent to being named in the Corporation’s proxy statement as a nominee and to serve as a director of the Corporation if elected, (E) such Proposed Nominee’s certification that he or she currently intends to serve as a director for the full term for which he or she is standing (if so elected), (F) whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the last six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (I) manage risk or benefit from changes in the price of securities of the Corporation for such stockholder, Proposed Nominee or Stockholder Associated Person or (II) increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation or any affiliate thereof disproportionately to such person’s economic interest in the securities of the Corporation and (G) all other information relating to such stockholder and Proposed Nominee that would be required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder; (ii) as to any other business that the stockholder proposes to bring before the meeting, a description of the business desired to be brought before the meeting, the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder and any Stockholder Associated Person therefrom; (iii) as to the stockholder giving the notice and any Stockholder Associated Person, the class, series and number of all shares of the Corporation which are owned beneficially by such stockholder and by such Stockholder Associated Person, if any, (iv) as to the stockholder giving the notice and any Stockholder Associated Person covered by clauses (ii) or (iii) of this Section 11(a)(2), the name and address of such stockholder and any Stockholder Associated Person, as they appear on the Corporation’s share ledger and current name and address, if different, and of such Stockholder Associated Person and (v) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder’s notice. Such stockholder’s notice shall also attach (i) a completed Proposed Nominee questionnaire (which questionnaire shall be provided by the Corporation, upon request) and (ii) an agreement from each Proposed Nominee (in the form to be provided by the Corporation upon written request) that such nominee represents and agrees that he or she would be in compliance, if elected as a director of the Corporation, and will comply, with applicable law and all applicable publicly disclosed corporate governance, conflict of interest, corporate opportunities, confidentiality and stock ownership and trading policies and guidelines of the Corporation relating to his or her membership on the Board.

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(3) Notwithstanding anything in this Section 11(a) to the contrary, in the event the Board increases or decreases the number of directors in accordance with Article III, Section 2 of these Bylaws, and there is no public announcement of such action at least 100 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting, a stockholder’s notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive office of the Corporation not later than 5:00 pm Eastern Time on the tenth day following the day on which such public announcement is first made by the Corporation.

(4) For purposes of this Section 11, “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any Beneficial Owner (as defined in the Articles of Incorporation) of shares of the Corporation owned of record or beneficially by such stockholder and (iii) any person controlling, controlled by or under common control with such Stockholder Associated Person.

(5) If information submitted pursuant to this Section 11 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 11. Any stockholder proposing a nominee for election as a director or any proposal of other business at a meeting of stockholders shall notify the Corporation of any inaccuracy or change in such stockholder’s notice (within two Business Days of becoming aware of such inaccuracy or change). Upon written request by the Secretary or the Board, any such stockholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the stockholder pursuant to this Section 11 as of an earlier date. If a stockholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 11.

(6) Except as otherwise expressly provided in any applicable rule or regulation, only such individuals who are nominated in accordance with this Section 11 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. Except as otherwise required by law, the chairman of the meeting shall have the power and duty (i) to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11 and (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 11, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of individuals for election to the Board may be made at a special meeting of stockholders at which directors are to be elected (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board or (iii) provided that the Board has determined that directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 11 and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by paragraph (a)(2) of this Section 11 shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 pm Eastern Time on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of a postponement or adjournment of a special meeting commence a new time period for the giving of a stockholder’s notice as described above.

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(c) General. (1) Upon written request by the secretary or the Board or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board or any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 11.

(2) Only such individuals who are nominated in accordance with this Section 11 shall be eligible for election as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11.

(3) For purposes of this Section 11, (a) the “date of mailing of the notice” shall mean the date of the proxy statement for the solicitation of proxies for election of directors and (b) “public announcement” shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press or comparable news service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

Section 12. VOTING BY BALLOT. Voting on any question or in any election may be viva voce unless the presiding officer shall order or any stockholder shall demand that voting be by ballot.

Section 13. CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the MGCL, or any successor statute, shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

ARTICLE III
DIRECTORS

Section 1. GENERAL POWERS. The business and affairs of the Corporation shall be managed under the direction of its Board. The Board may designate a Chairman of the Board and a Vice Chairman of the Board, who shall not be officers of the Corporation but shall have such powers and duties as determined by the Board from time to time.

Section 2. NUMBER AND TENURE. At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than three nor more than 12, and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors.

Section 3. ANNUAL AND REGULAR MEETINGS. An annual meeting of the Board shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board. Regular meetings of the Board shall be held from time to time at such places and times as provided by the Board by resolution, without notice other than such resolution.

Section 4. SPECIAL MEETINGS. Special meetings of the Board may be called by or at the request of the Chairman of the Board, the chief executive officer, the president or by a majority of the directors then in office. The person or persons authorized to call special meetings of the Board may fix any place as the place for holding any special meeting of the Board called by them. The Board may provide, by resolution, the time and place for the holding of special meetings of the Board without notice other than such resolution.

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Section 5. NOTICE. Notice of any special meeting of the Board shall be delivered personally or by telephone, electronic mail, facsimile transmission, United States mail or courier to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 6. QUORUM. A majority of the directors shall constitute a quorum for transaction of business at any meeting of the Board, provided that, if less than a majority of such directors are present at said meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to the Articles of Incorporation or these Bylaws, the vote of a majority of a particular group of directors is required for action, a quorum must also include a majority of such group.

The directors present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

Section 7. VOTING. The action of the majority of the directors present at a meeting at which a quorum, as defined in Section 6 of this Article III, is present shall be the action of the Board, unless the concurrence of a greater proportion is required for such action by applicable statute or the Articles of Incorporation. If enough directors have withdrawn from a meeting to leave less than a quorum, as defined in Section 6 of this Article III, but the meeting is not adjourned, the action of the majority of the directors still present at such meeting shall be the action of the Board, unless the concurrence of a greater proportion is required for such action by applicable statute or the Articles of Incorporation.

Section 8. ORGANIZATION. At each meeting of the Board, the chairman of the board or, in the absence of the chairman, the vice chairman of the board, if any, shall act as Chairman. In the absence of both the chairman and vice chairman of the board, the chief executive officer or in the absence of the chief executive officer, the president or in the absence of the president, a director chosen by a majority of the directors present, shall act as Chairman. The secretary or, in his or her absence, an assistant secretary of the Corporation, or in the absence of the secretary and all assistant secretaries, a person appointed by the Chairman, shall act as secretary of the meeting.

Section 9. TELEPHONE MEETINGS. Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time; provided however, this Section 9 does not apply to any action of the directors pursuant to the 1940 Act, that requires the vote of the directors to be cast in person at a meeting. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 10. WRITTEN CONSENT BY DIRECTORS. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, if a consent in writing to such action is signed by each director and such written consent is filed with the minutes of proceedings of the Board; provided however, this Section 10 does not apply to any action of the directors pursuant to the 1940 Act that requires the vote of the directors to be cast in person at a meeting.

Section 11. VACANCIES. If for any reason any or all the directors cease to be directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining directors hereunder, if any. Pursuant to the Corporation’s election in Article IV of the Articles of Incorporation, subject to applicable requirements of the 1940 Act, except as may be provided by the Board in setting the terms of any class or series of preferred shares, (a) any vacancy on the Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and (b) any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies.

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Section 12. COMPENSATION. Directors shall not receive any stated salary for their services as directors but, by resolution of the Board, may receive compensation per year and/or per meeting and for any service or activity they performed or engaged in as directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board or of any committee thereof and for their expenses, if any, in connection with any other service or activity they performed or engaged in as directors; but nothing herein contained shall be construed to preclude any directors from serving the Corporation in any other capacity and receiving compensation therefor.

Section 13. LOSS OF DEPOSITS. No director shall be liable for any loss which may occur by reason of the failure of the bank, trust company, savings and loan association, or other institution with whom moneys or shares have been deposited.

Section 14. SURETY BONDS. Unless required by law, no director shall be obligated to give any bond or surety or other security for the performance of any of his or her duties.

Section 15. RELIANCE. Each director, officer, employee and agent of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be fully justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Corporation, upon an opinion of counsel or upon reports made to the Corporation by any of its officers or employees, accountants, appraisers or other experts or consultants selected by the Board or officers of the Corporation, regardless of whether such counsel or expert may also be a director.

ARTICLE IV
COMMITTEES

Section 1. APPOINTMENT BY BOARD. The Board may appoint from among its members an Audit Committee, a Nominating and Corporate Governance Committee and other committees, composed of one or more directors, to serve at the pleasure of the Board.

Section 2. POWERS. The Board may delegate to committees appointed under Section 1 of this Article any of the powers of the Board, except as prohibited by law.

Section 3. MEETINGS. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board may designate a chairman of any committee, and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two members of the Committee) may fix the time and place of its meeting unless the Board shall otherwise provide. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another director to act in the place of such absent member. Each committee shall keep minutes of its proceedings.

Section 4. TELEPHONE MEETINGS. Members of a committee of the Board may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 5. WRITTEN CONSENT BY COMMITTEES. Any action required or permitted to be taken at any meeting of a committee of the Board may be taken without a meeting, if a consent in writing to such action is signed by each member of the committee and such written consent is filed with the minutes of proceedings of such committee.

Section 6. VACANCIES. Subject to the provisions hereof, the Board shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members to replace any absent or disqualified member or to dissolve any such committee. Subject to the power of the Board, the members of the committee shall have the power to fill any vacancies on the committee.

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ARTICLE V
OFFICERS

Section 1. GENERAL PROVISIONS. The officers of the Corporation shall include a president, a secretary and a treasurer and may include a chief executive officer, one or more vice presidents, a chief operating officer, a chief financial officer, a chief investment officer, a chief compliance officer, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board may from time to time elect such other officers with such powers and duties as it shall deem necessary or desirable. The officers of the Corporation shall be elected annually by the Board, except that the chief executive officer or president may from time to time appoint one or more vice presidents, assistant secretaries, assistant treasurers or other officers. Each officer shall hold office until his or her successor is elected and qualifies or until death, resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. REMOVAL AND RESIGNATION. Any officer or agent of the Corporation may be removed, with or without cause, by the Board if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the Board, the chairman of the Board, the president or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the notice of resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 3. VACANCIES. A vacancy in any office may be filled by the Board for the balance of the term.

Section 4. CHIEF EXECUTIVE OFFICER. The Board may designate a chief executive officer. In the absence of such designation, the president shall be the chief executive officer of the Corporation. The chief executive officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board, and for the management of the business and affairs of the Corporation.

Section 5. CHIEF OPERATING OFFICER. The Board may designate a chief operating officer. The chief operating officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 6. CHIEF INVESTMENT OFFICER. The Board may designate a chief investment officer. The chief investment officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 7. CHIEF FINANCIAL OFFICER. The Board may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 8. CHIEF COMPLIANCE OFFICER. The Board shall designate a chief compliance officer to the extent required by, and consistent with the requirements of, the 1940 Act. The chief compliance officer, subject to the direction of and reporting to the Board, shall be responsible for the oversight of the Corporation’s compliance with the federal securities laws and other applicable regulatory requirements. The designation, compensation and removal of the chief compliance officer must be approved by the Board, including a majority of the directors who are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of the Corporation. The chief compliance officer shall perform such executive, supervisory and management functions and duties as may be assigned to him or her from time to time.

Section 9. PRESIDENT. In the absence of a designation of a chief executive officer by the Board, the president shall be the chief executive officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board from time to time.

Section 10. VICE PRESIDENTS. In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president;

Appendix A-79

and shall perform such other duties as from time to time may be assigned to such vice president by the president or by the Board. The Board may designate one or more vice presidents as executive vice president or as vice president for particular areas of responsibility.

Section 11. SECRETARY. The secretary shall: (a) keep the minutes of the proceedings of the stockholders, the Board and committees of the Board in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the share transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him by the chief executive officer, the president or by the Board.

Section 12. TREASURER. The treasurer shall be responsible for: (1) the custody of the funds and securities of the Corporation; (2) the keeping of full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and (3) the depositing of all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board. In the absence of a designation of a chief financial officer by the Board, the treasurer shall be the chief financial officer of the Corporation.

The treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the president and Board, at the regular meetings of the Board or whenever it may so require, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

If required by the Board, the treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, moneys and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

Section 13. ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the president or the Board. The assistant treasurers shall, if required by the Board, give bonds for the faithful performance of their duties in such sums and with such surety or sureties as shall be satisfactory to the Board.

ARTICLE VI
CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. CONTRACTS. The Board may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when authorized or ratified by action of the Board and executed by an authorized person.

Section 2. CHECKS AND DRAFTS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation in such manner as shall from time to time be determined by the Board.

Section 3. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may designate.

ARTICLE VII
SHARES

Section 1. CERTIFICATES; REQUIRED INFORMATION. Except as otherwise provided in a resolution approved by the Board, all shares of the Corporation shall be uncertificated shares. In the event that the Corporation issues shares represented by certificates, such certificates shall be signed by the officers of the Corporation in the manner permitted by the MGCL and contain the statements and information required by the MGCL.

Appendix A-80

Section 2. TRANSFERS WHEN CERTIFICATES ISSUED. Upon surrender to the Corporation or the transfer agent of the Corporation of a share certificate duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Subject to Article II, Section 9 hereof, the Corporation shall be entitled to treat the holder of record of any shares as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class of shares will be subject in all respects to the Articles of Incorporation and all of the terms and conditions contained therein.

Section 3. LOST CERTIFICATES. The president, the secretary, the treasurer or any officer designated by the Board may direct a new certificate or uncertificated shares to be issued in place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate or uncertificated shares, an officer designated by the Board may, in his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner’s legal representative to advertise the same in such manner as he or she shall require and/or to give bond, with sufficient surety, to the Corporation to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate or uncertificated shares.

Section 4. CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE. The Board may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall not be prior to 5:00 pm Eastern Time on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

In lieu of fixing a record date, the Board may provide that the share transfer books shall be closed for a stated period but not longer than 20 days. If the share transfer books are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days before the date of such meeting.

If no record date is fixed and the share transfer books are not closed for the determination of stockholders, (a) the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at 5:00 pm Eastern Time on the day on which the notice of meeting is mailed or the 30th day before the meeting, whichever is the closer date to the meeting; and (b) the record date for the determination of stockholders entitled to receive payment of a dividend or an allotment of any other rights shall be 5:00 pm Eastern Time on the day on which the resolution of the directors, declaring the dividend or allotment of rights, is adopted.

When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired or (ii) the meeting is adjourned to a date more than 120 days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.

Section 5. SHARE LEDGER. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate share ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder.

Section 6. FRACTIONAL SHARES; ISSUANCE OF UNITS. The Board may issue fractional shares or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the Articles of Incorporation or these Bylaws, the Board may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

Appendix A-81

ARTICLE VIII
ACCOUNTING YEAR

The fiscal year of the Corporation shall end on December 31 of each fiscal year, and may thereafter be changed by duly adopted resolution of the Board from time to time.

ARTICLE IX
DISTRIBUTIONS

Section 1. AUTHORIZATION. Dividends and other distributions upon the shares of the Corporation may be authorized by the Board, subject to the provisions of law and the Articles of Incorporation. Dividends and other distributions may be paid in cash, property or shares of the Corporation, subject to the provisions of Maryland law and the Articles of Incorporation.

Section 2. CONTINGENCIES. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board shall determine to be in the best interest of the Corporation, and the Board may modify or abolish any such reserve.

ARTICLE X
SEAL

Section 1. SEAL. The Board may authorize the adoption of a seal by the Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the words “Incorporated in Maryland.” The Board may authorize one or more duplicate seals and provide for the custody thereof.

Section 2. AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word “(SEAL)” adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

ARTICLE XI
INDEMNIFICATION AND ADVANCE OF EXPENSES

To the maximum extent permitted by the charter of the Corporation, Maryland law and the 1940 Act, in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another Corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise. Any indemnification or advance of expenses made pursuant to this Article XI shall be subject to applicable requirements of the 1940 Act.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Articles of Incorporation of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Appendix A-82

No provision of this Article XI shall be effective to protect or purport to protect any director or officer of the Corporation against liability to the Corporation or its stockholders to which he or she would otherwise be subject by reason of willfulness misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

ARTICLE XII
WAIVER OF NOTICE

Whenever any notice is required to be given pursuant to the Articles of Incorporation or these Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE XIII
1940 ACT

If and to the extent that any provision of the MGCL or any provision of the Articles of Incorporation or these Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act shall control; provided, however, that such conflict shall not affect any of the remaining provisions of these Bylaws or the Articles of Incorporation or render invalid or improper any action taken or omitted prior to such determination.

ARTICLE XIV
EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of a different forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by a director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation or asserting a claim of breach of any standard of conduct set forth in the Maryland General Corporation Law, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Maryland General Corporation Law, the Articles of Incorporation or these bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine. With respect to any proceeding described in the foregoing sentence that is in the Circuit Court for Baltimore City, Maryland, the Corporation and its stockholders consent to the assignment of the proceeding to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 or any successor thereof.

ARTICLE XV
AMENDMENT OF BYLAWS

These Bylaws may be altered, amended or repealed or new bylaws may be adopted in the manner described in the Articles of Incorporation.

Appendix A-83

EXHIBIT D

[See attached.]

Appendix A-84

EXHIBIT D

ARTICLES OF AMENDMENT

SIERRA INCOME CORPORATION

Sierra Income Corporation, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of the State of Maryland that:

FIRST: The Corporation desires to, and hereby does, amend its charter (the “Charter”) as currently in effect as hereinafter set forth.

SECOND: The Charter is hereby amended by deleting Section 4.6 of Article IV in its entirety and inserting the following:

To the fullest extent permitted by law, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the board of directors consistent with these Articles of Incorporation shall be final and conclusive and shall be binding upon the Corporation and every stockholder: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its shares or the payment of other distributions on its shares; the amount of stated capital, capital surplus, net assets, other surplus, annual or other net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any class or series of shares of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or any shares of the Corporation; the shares of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law or the Bylaws or otherwise to be determined by the board of directors.

THIRD: These Articles of Amendment have been duly advised by the board of directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The total number of shares of capital stock which the Corporation had authority to issue immediately prior to the foregoing amendment and restatement of the Articles of Incorporation was 250,000,000 shares of Common Stock, $0.001 par value per share. The total number of shares of capital stock which the Corporation has authority to issue after giving effect to the amendments set forth in the foregoing amendment and restatement of the Articles of Incorporation is 250,000,000 shares of Common Stock, $0.001 par value per share. There is no change in the aggregate par value of all authorized capital stock.

FIFTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Remainder of Page Intentionally Left Blank]

Appendix A-85

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by the undersigned as of__________________, 20           .

ATTEST:	SIERRA INCOME CORPORATION
By:
Name:	Name:
Title:	Title:

Appendix A-86

Appendix B

EXECUTION COPY

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

by and among

MEDLEY MANAGEMENT INC.

SIERRA INCOME CORPORATION

and

SIERRA MANAGEMENT, INC.

___________________________________________________

DATED AS OF JULY 29, 2019

Appendix B-i

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of July 29, 2019 (this “Agreement”), by and among Medley Management Inc., a Delaware corporation (“MDLY”), Sierra Income Corporation, a Maryland corporation (“SIC”) and Sierra Management, Inc., a Delaware corporation and wholly-owned subsidiary of SIC (“Merger Sub”).

RECITALS:

WHEREAS, MDLY, SIC and Merger Sub previously entered into that certain Agreement and Plan of Merger dated as of August 9, 2018 (the “Original Merger Agreement”) pursuant to which it was contemplated that MDLY would, on the terms and subject to the conditions set forth in the Original Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the merger;

WHEREAS, in order to account for certain events occurring after the date of the Original Merger Agreement, and to reflect certain amendments to the terms of the merger contemplated by the Original Merger Agreement, MDLY, SIC and Merger Sub desire to amend and restate the Original Merger Agreement in its entirety;

WHEREAS, the board of directors of MDLY (the “MDLY Board”), acting upon the recommendation of a special committee thereof consisting only of independent and disinterested directors (the “MDLY Special Committee”), has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the merger of MDLY with and into Merger Sub, with Merger Sub as the surviving company (the “Merger” and Merger Sub, in its capacity as the surviving company in the Merger, sometimes referred to herein as the “Surviving Company”), are advisable and fair to, and in the best interests of, MDLY and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to the stockholders of MDLY for its adoption, and (iv) recommended that the stockholders of MDLY approve the adoption of this Agreement;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, Merger Sub and SIC, as the sole stockholder of Merger Sub, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to SIC, as the sole stockholder of Merger Sub, for its adoption, and (iv) recommended that SIC, as the sole stockholder of Merger Sub, approve the adoption of this Agreement;

WHEREAS, the board of directors of SIC (the “SIC Board”), acting upon the recommendation of a special committee thereof consisting only of independent and disinterested directors (the “SIC Special Committee”), has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, SIC and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to the stockholders of SIC for its adoption, and (iv) recommended that the stockholders of SIC approve the adoption of this Agreement;

WHEREAS, contemporaneously herewith, SIC and Medley Capital Corporation (“MCC”) are entering into an amended and restated agreement and plan of merger (the “MCC Merger Agreement”) pursuant to which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into SIC, with SIC as the surviving company in the merger (the “MCC Merger” and, together with the Merger, the “Medley Mergers”);

WHEREAS, the Medley Mergers are part of an integrated transaction designed to combine the BDC operations of SIC and MCC and internalize the investment management function relating to the operation of SIC, as the surviving company in the MCC Merger;

WHEREAS, notwithstanding the foregoing (i) effective as of closing of the MCC Merger (if such closing occurs), SIC, as the surviving company in the MCC Merger, will enter into an investment management agreement with MCC Advisors LLC, on the terms set forth in the MCC Merger Agreement, and (ii) in the event the transactions contemplated by the MCC Merger Agreement do not close, SIC and MDLY are not prohibited from closing the transactions contemplated by this Agreement, subject to the satisfaction or appropriate waiver of the conditions to Closing hereunder;

Appendix B-1

WHEREAS, Eversheds Sutherland, on behalf of the parties hereto and MDLY, has been in ongoing discussions with the Securities and Exchange Commission (“SEC”) concerning the exemptive application that has been filed with the SEC (File No. 812-14971) to request the SEC Exemptive Relief (as defined herein) permitting the parties to consummate in the Merger and, if applicable, the MCC Merger that would otherwise be prohibited by the Investment Company Act, and each of the parties hereto intend that the Merger and, if applicable, the MCC Merger, not be consummated unless and until the SEC Exemptive Relief is granted to the relevant parties; and

WHEREAS, the SEC has confirmed that the equity of the Surviving Company in the Merger, following the Merger, will be treated as a portfolio investment of SIC and reflected in SIC’s consolidated financial statements at fair value for accounting purposes, and that the Surviving Company’s financial results will not be consolidated into the financial statements of SIC; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINED TERMS

1.1 For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 7.11(d).

“Adverse Recommendation Change” has the meaning set forth in Section 7.11(e).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that in no event shall the term “Affiliate” include any portfolio company of SIC.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Alpine Funding Loan Documents” means that certain Amended and Restated Loan Agreement, dated as of September 29, 2017, by and among Alpine Funding LLC, as borrower, JPMorgan Chase Bank, National Association, as Administrative Agent, the Financing Providers from time to time party thereto, SIC Advisors LLC, as Portfolio Manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto.

“Amended and Restated Charter” has the meaning set forth in Section 2.6(b).

“Applicable Law” means, with respect to a specified Person, any federal, state, local, municipal, or foreign constitution, treaty, law (including the common law), statute, code, ordinance, rule, regulation, permit, approval, judgment, order, writ, decree or injunction applicable to the specified Person.

“Arbor Funding Debt Documents” means, collectively, (i) ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of August 27, 2013, by and between Arbor Funding LLC and Citibank, N.A., and (ii) Fifth Amended and Restated Confirmation Letter Agreement, dated as of September 29, 2017, by and between Arbor Funding LLC and Citibank, N.A.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.3(a).

“BDC” has the meaning set forth in Section 2(a)(48) of the Investment Company Act.

“Book-Entry Shares” means shares of MDLY Common Stock in non-certificated form represented by book entry.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

Appendix B-2

“Cash Consideration” has the meaning set forth in Section 2.4(c).

“Certificate” has the meaning set forth in Section 2.4(e).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Charter Amendment” has the meaning set forth in Section 2.6(b).

“Claim” means any claim, action, suit, proceeding or investigation, whether civil, arbitral, criminal or administrative.

“Class A Common Stock” means the shares of Class A Common Stock, par value $0.01 per share, of MDLY.

“Class B Common Stock” means the shares of Class B Common Stock, par value $0.01 per share, of MDLY.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competing Proposal” means any inquiry, proposal or offer made by any Third Party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of MDLY or SIC, as applicable, or (ii) any one or more assets or businesses of MDLY or its Subsidiaries or SIC or its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MDLY and its Subsidiaries, taken as a whole, or SIC and its Subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MDLY or SIC, as applicable, in each case other than the Merger and the other transactions to occur at Closing in accordance with this Agreement. In addition, during the MCC Go-Shop Period and ending on the MCC No-Shop Period Start Date, a Competing Proposal includes any inquiry, proposal or offer made by any Third Party to become the primary investment manager of SIC (including by an assignment or novation of, or similar transaction involving, the SIC Investment Advisory Agreement) (a “Manager Competing Proposal”). For the avoidance of doubt, commencing on the MCC No- Shop Period Start Date, in no event shall a Manager Competing Proposal constitute a Competing Proposal.

“Confidentiality Agreement” has the meaning set forth in Section 7.2(c).

“Delaware Courts” has the meaning set forth in Section 10.6.

“Delaware Secretary” has the meaning set forth in Section 2.2.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disqualifying Event” means any of the disqualifying events listed in Section 506 of Regulation D under the Securities Act.

“Dissenting Shares” means shares of MDLY Common Stock issued and outstanding immediately prior to the Effective Time that are held by a holder who has not voted in favor of the Merger or consented thereto in writing and properly demands appraisal rights of such shares pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL (until such time as such holder effectively withdraws, fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares, at which time such shares shall cease to be Dissenting Shares).

“DOJ” means the Antitrust Division of the United States Department of Justice.

“DTC” has the meaning set forth in Section 3.4(a).

“Effective Time” has the meaning set forth in Section 2.2.

“Employment Agreements” has the meaning set forth in Section 7.16.

Appendix B-3

“Environmental Laws” means, collectively, with respect to a specified Person, any and all environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature with respect to any real property owned by the specified Person or its Subsidiaries seeking to impose, or that are reasonably likely to result in, any liability or obligation of the specified Person or any of its Subsidiaries arising under any local, state or federal environmental, health or safety statute, regulation, ordinance, or other requirement of any Governmental Entity, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any similar state laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that, together with any entity, would be deemed to be a “single employer” with such entity within the meaning of Section 4001(b) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 3.2.

“Exchange Agent Agreement” has the meaning set forth in Section 3.2.

“Exchange Fund” has the meaning set forth in Section 3.3.

“Excluded MDLY Shares” means, collectively, the shares of MDLY Common Stock owned by (a) MDLY, (b) SIC or (c) any wholly-owned Subsidiary of MDLY or SIC.

“Form N-14 Registration Statement” has the meaning set forth in Section 4.4(a).

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.

“Governmental Entity” means any federal, state, provincial or local government or any court, administrative or regulatory agency or commission or other governmental or quasi- governmental authority, department, bureau, office, commission, organization, official or agency, domestic or foreign.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means (a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) and any accrued interest or prepayment premiums related thereto (for the avoidance of doubt, excluding trade accounts payable or similar obligations to creditors for goods or services, operating leases and other customary reservations or retentions under agreements with suppliers); (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person, including earn-outs; (c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) all net obligations under any interest rate swap agreements or interest rate hedge agreements; or (f) indebtedness of others as described in clauses (a) through (e) above in any manner guaranteed by such Person or for which it is or may become contingently liable (but excluding any non-recourse carve-out guaranties, environmental indemnities or similar guaranties).

“Indemnified Parties” has the meaning set forth in Section 7.7(a).

“Intellectual Property Rights” means, collectively, all trademarks, trade names, patent rights, copyrights, domain names, licenses, approvals, trade secrets, software and other similar rights.

“Investment Advisory Agreements” means the MCC Investment Management Agreement and the SIC Investment Advisory Agreement.

Appendix B-4

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service.

“Joint Proxy Statement/Prospectus” has the meaning set forth in Section 4.4(a).

“Letter of Transmittal” has the meaning set forth in Section 3.4(a).

“Liens” means liens, pledges, mortgages, charges, Claims and security interests and similar encumbrances.

“Manager Competing Proposal” has the meaning set forth in the definition of “Competing Proposal”.

“Material Adverse Effect” means, with respect to SIC or MDLY, as the case may be, any occurrence, change, event, effect or development that, individually, or taken together with all other occurrences, changes, events, effects or developments, has or would reasonably be likely to have, a material adverse effect on (a) the financial condition, results of operations, properties, assets or business of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this subsection (a), the determination of whether a “Material Adverse Effect” exists or has occurred shall not include effects to the extent attributable to (i) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable generally to companies in the industry in which such party and its Subsidiaries operate, (ii) changes, after the date hereof, in laws, rules or regulations or interpretations thereof of general applicability to companies in the industry in which such party and its Subsidiaries operate, (iii) actions or omissions taken with the prior written consent of the other party, (iv) changes, after the date hereof, in global or national political conditions or general economic or market conditions generally affecting other companies in the industry in which such party and its Subsidiaries operate, (v) conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, (vi) the public disclosure of this Agreement or the transactions contemplated hereby, (vii) any legal proceedings made or brought by any of the current or former stockholders of such party (on their own behalf or on behalf of the such party) arising out of or related to this Agreement or any of the transactions contemplated hereby, except, with respect to clauses (i), (ii), (iv) and (v), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations, properties, assets or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (b) the ability of such party to timely consummate the transactions contemplated by this Agreement.

“MCC” has the meaning set forth in the Recitals to this Agreement.

“MCC Administration Agreement” means that certain Administration Agreement by and between MCC and MCC Advisors LLC dated as of January 19, 2011.

“MCC Go-Shop Period” has the meaning ascribed to “Go-Shop Period” in the MCC Merger Agreement.

“MCC Investment Management Agreement” means that certain Amended and Restated Investment Management Agreement by and between MCC and MCC Advisors LLC dated January 19, 2014.

“MCC Merger” has the meaning set forth in the Recitals to this Agreement.

“MCC Merger Agreement” has the meaning set forth in the Recitals to this Agreement.

“MCC No-Shop Period Start Date” has the meaning ascribed to “No-Shop Period Start Date” in the MCC Merger Agreement.

“MCC Related Agreements” means the MCC Investment Management Agreement and the MCC Administration Agreement.

“MDLY” has the meaning set forth in the preamble to this Agreement.

“MDLY Adverse Recommendation Change” has the meaning set forth in Section 7.3(b).

“MDLY Adviser” has the meaning set forth in Section 4.23(a).

“MDLY Adviser Regulation D Covered Persons” has the meaning set forth in Section 4.23(c).

Appendix B-5

“MDLY Benefit Plans” has the meaning set forth in Section 4.20(a).

“MDLY Board” has the meaning set forth in the Recitals to this Agreement.

“MDLY Board Recommendation” has the meaning set forth in Section 4.3(a).

“MDLY Bylaws” means the bylaws of MDLY, as amended and/or restated through the date hereof.

“MDLY Certificate” means the certificate of incorporation of MDLY, as amended and/or restated through the date hereof.

“MDLY Common Stock” means, collectively, the Class A Common Stock and the Class B Common Stock.

“MDLY Contracts” has the meaning set forth in Section 4.3(b).

“MDLY Disclosure Schedule” means that certain disclosure schedule delivered by MDLY to SIC and Merger Sub prior to the execution of this Agreement, which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in Article IV of this Agreement or as an exception to one or more representations or warranties contained in Article IV of this Agreement, or to one or more of MDLY’s covenants contained in this Agreement.

“MDLY Material Contract” has the meaning set forth in Section 4.12(b).

“MDLY Matters” means, collectively, (i) the Merger, and (ii) any other matters required to be approved or adopted by the stockholders of MDLY in order to effect the Merger and the other transactions contemplated by this Agreement.

“MDLY Pre-Meeting Offeror” has the meaning set forth in Section 9.4(c).

“MDLY Regulatory Agreement” has the meaning set forth in Section 4.5(b).

“MDLY Related Agreements” means, collectively, the MCC Related Agreements and the SIC Related Agreements.

“MDLY Required Approvals” has the meaning set forth in Section 4.4(a).

“MDLY RIC Fund” means any investment vehicle that is registered under the Investment Company Act and/or has elected to be regulated as a BDC and, in each case, that is a client to which MDLY or any of its Subsidiaries provides investment advisory or investment management services.

“MDLY RSUs” has the meaning set forth in Section 2.5(b).

“MDLY SEC Reports” has the meaning set forth in Section 4.5(c).

“MDLY Special Committee” has the meaning set forth in the Recitals.

“MDLY Stock Plan” means the Medley Management Inc. 2014 Omnibus Incentive Plan.

“MDLY Stockholder Approval” has the meaning set forth in Section 4.3(a).

“MDLY Stockholder Meeting” has the meaning set forth in Section 4.4(a).

“MDLY Subsidiary Partnership” has the meaning set forth in Section 4.10(e).

“MDLY Tax Protection Agreements” has the meaning set forth in Section 4.10(e).

“MDLY Voting Debt” means bonds, debentures, notes or other Indebtedness of MDLY having the right to vote on any matters on which stockholders of MDLY may vote.

“Medley LLC” means Medley LLC, a Delaware limited liability company, and a Subsidiary of MDLY.

“Medley LLC Debt Documents” means, collectively, (i) the Indenture dated as of August 9, 2016 between Medley LLC and U.S. Bank National Association, (ii) the First Supplemental Indenture dated as of August 9, 2016, between Medley LLC and U.S. Bank National Association (iii) the Second Supplemental Indenture dated as of

Appendix B-6

October 18, 2016, between Medley LLC and U.S. Bank National Association; (iv) the Third Supplemental Indenture, dated January 18, 2017, between Medley LLC and U.S. Bank National Association; and (v) the Fourth Supplemental Indenture, dated February 22, 2017, between Medley LLC and U.S. Bank National Association.

“Medley LLC Exchange Agreement” means that certain Exchange Agreement dated as of September 23, 2014 by and among MDLY, Medley LLC and the holders of Units party thereto.

“Medley LLC Outstanding Indebtedness” means all principal, interest, fees and other amounts outstanding under the Medley LLC Debt Documents.

“Medley Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of September 23, 2014, by and among MDLY, Medley LLC and the holders of Units party thereto.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 2.4(c).

“Merger Shares” has the meaning set forth in Section 2.4(c).

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“Merger Sub Board” has the meaning set forth in the Recitals to this Agreement.

“Merger Sub Bylaws” has the meaning set forth in Section 2.6(a).

“Merger Sub Certificate” has the meaning set forth in Section 2.6(a).

“Merger Sub Common Stock” means common stock, par value $0.001 per share, of Merger Sub.

“MGCL” means the Maryland General Corporation Law.

“Non-Vesting Medley Restricted Units” has the meaning set forth in Section 2.5(a).

“Notice of Adverse Recommendation” has the meaning set forth in Section 7.11(f).

“Notice of Superior Proposal” has the meaning set forth in Section 7.11(f).

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means, with respect to a Person other than a natural person, (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the certificate of formation or articles of organization and operating agreement of a limited liability company; (iii) the partnership agreement and any statement of partnership of a general partnership; (iv) the certificate of limited partnership and limited partnership agreement of a limited partnership; (v) any charter or similar document adopted or filed in connection with the creation, formation, or organization of any other Person; (vi) any stockholder or similar agreement among holders of securities of an issuer; and (vii) any amendment to any of the foregoing.

“Outside Date” has the meaning set forth in Section 9.1(c).

“Permit” means any license, permit, variance, exemption, franchise, consent, approval, authorization, qualification, or order of any Governmental Entity.

“Permitted Liens” means (i) Liens for Taxes and other statutory Liens securing payments not yet due and payable, (ii) Liens arising under the Medley LLC Debt Documents or SIC Debt Documents, as applicable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

“Person” means a natural person, corporation, partnership, limited liability company, association, trust, joint venture, estate, sole proprietorship, unincorporated organization, other entity, organization, group (as defined in Section 13(d) of the Exchange Act), or any other business entity or any Governmental Entity, including a government or political subdivision or an agency or instrumentality thereof.

Appendix B-7

“Required Approvals” has the meaning set forth in Section 5.4(a).

“Required SIC Stockholder Approval” means the items set forth in clause (i) of the defined term “SIC Stockholder Approval”.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Schedule 13E-3” has the meaning set forth in Section 4.4(a).

“SEC” means the United States Securities and Exchange Commission.

“SEC Exemptive Relief” means exemptive orders granted by the SEC: (i) to SIC, MCC, MDLY, and certain of their affiliates, pursuant to Sections 6(c) and 57(c) of the Investment Company Act, granting exemptions from the provisions of Sections 12(d)(3), 57(a)(1) and 57(a)(2) of the Investment Company Act and under Section 57(i) of the Investment Company Act and Rule 17d-1 thereunder to permit certain joint transactions otherwise prohibited by Section 57(a)(4) of the Investment Company Act and Rule 17d-1 thereunder; and (ii) to SIC pursuant to Sections 6(c) of the Investment Company Act, granting exemptions from the provisions of Sections 23(a), 23(b) and 63 of the Investment Company Act, pursuant to Section 61(a)(3)(B), pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act and Rule 17d-1 thereunder, and pursuant to Section 23(c)(3) of the Investment Company Act granting an exemption from Section 23(c).

“Securities Act” means the Securities Act of 1933, as amended.

“SIC” has the meaning set forth in the preamble to this Agreement.

“SIC Administration Agreement” means that certain Administration Agreement by and between SIC and Medley Capital LLC dated as of April 5, 2012.

“SIC Adverse Recommendation Change” has the meaning set forth in Section 7.4(b).

“SIC Board” has the meaning set forth in the Recitals to this Agreement.

“SIC Board Recommendation” has the meaning set forth in Section 5.3(a).

“SIC Bylaws” means the bylaws of incorporation of SIC in effect as of the date hereof.

“SIC Charter” means the charter of SIC in effect as of the date hereof.

“SIC Common Stock” means common stock, par value $0.001 per share, of SIC.

“SIC Contracts” has the meaning set forth in Section 5.3(b).

“SIC Debt Documents” means, collectively, (i) the SIC Revolving Loan Documents; (ii) the Alpine Funding Loan Documents; and (iii) the Arbor Funding Debt Documents.

“SIC Disclosure Schedule” means that certain disclosure schedule delivered by SIC to MDLY prior to the execution of this Agreement, which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in Article V of this Agreement or as an exception to one or more representations or warranties contained in Article V of this Agreement, or to one or more of SIC’s covenants contained in this Agreement.

“SIC Incentive Plan” has the meaning set forth in Section 7.16.

“SIC Investment Advisory Agreement” means that certain Investment Advisory Agreement by and between SIC and SIC Advisors LLC, dated April 5, 2012.

“SIC Material Contract” has the meaning set forth in Section 5.12(a).

“SIC Matters” means (i) the Merger, (ii) the Amended and Restated Charter, (iii) the Charter Amendment and (iv) any other matters required to be approved or adopted by the stockholders of SIC in order to effect the Merger, the related issuance of the Merger Shares, and the other transactions contemplated by this Agreement.

Appendix B-8

“SIC Pre-Meeting Offeror” has the meaning set forth in Section 9.4(d).

“SIC Related Agreements” means the SIC Administration Agreement and the SIC Investment Advisory Agreement.

“SIC Regulatory Agreement” has the meaning set forth in Section 5.5(b).

“SIC Required Approvals” has the meaning set forth in Section 5.4(a).

“SIC Revolving Loan Documents” means, collectively, (i) Amended and Restated Senior Secured Revolving Credit Agreement, dated as of August 12, 2016, among SIC, as Borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent; (ii) Amended and Restated Guarantee, Pledge and Security Agreement, dated December 4, 2013, among SIC, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent; and (iii) Deposit Account Control Agreement, dated as of September 7, 2016, among SIC, ING Capital LLC, as Collateral Agent, and Customers Bank, as Depository Institution.

“SIC RSUs” has the meaning set forth in Section 2.5(b)(i).

“SIC SEC Reports” has the meaning set forth in Section 5.5(c).

“SIC Special Committee” has the meaning set forth in the Recitals.

“SIC Stockholder Approval” has the meaning set forth in Section 5.3(a).

“SIC Stockholder Meeting” has the meaning set forth in Section 4.4(a).

“SIC Voting Debt” means bonds, debentures, notes or other Indebtedness of SIC having the right to vote on any matters on which stockholders of SIC may vote.

“SRO” has the meaning set forth in Section 4.4(a).

“Subsidiary”, when used with respect to either party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under GAAP and, to the extent applicable, Article 6 of Regulation S-X promulgated under the Exchange Act.

“Superior Proposal” means any bona fide written Competing Proposal made by a Third Party that the MDLY Board or the MDLY Special Committee or SIC Board or SIC Special Committee, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the Competing Proposal relative to the Merger and such other factors as the MDLY Board or MDLY Special Committee or SIC Board or SIC Special Committee, as applicable, considers to be appropriate, (1) is more favorable to MDLY’s stockholders or SIC’s stockholders, as applicable, from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any revisions to the terms of this Agreement committed to by SIC to MDLY in writing in response to such Competing Proposal made to MDLY or by MDLY to SIC in writing in response to such Competing Proposal made to SIC under the provisions of Section 7.11(f) in the case of a Competing Proposal other than a Manager Competing Proposal; provided however, for these purposes, to the extent relevant to the Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of Competing Proposal shall be increased to fifty percent (50%); or (2) is superior to the transactions contemplated hereby and in the best interests of the stockholders of SIC in the case of Manager Competing Proposal. For the avoidance of doubt, commencing on the MCC No-Shop Period Start Date, in no event shall a Manager Competing Proposal constitute a Superior Proposal unless (i) it is a Competing Proposal under subsections (a) or (b) of the definition of “Competing Proposal” and (ii) the SIC Board or SIC Special Committee, as applicable, has determined in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of such Competing Proposal relative to the Merger and such other factors as the SIC Board or SIC Special Committee, as applicable, considers to be appropriate, such Competing Proposal satisfies the requirements of clause (1) above.

Appendix B-9

“Surviving Company” has the meaning set forth in the Recitals to this Agreement.

“Takeover Statutes” has the meaning set forth in Section 4.15.

“Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as of September 23, 2014, by and among MDLY and each of the other persons from time to time party thereto.

“Tax Receivable Termination Agreement” means that certain Amended and Restated Termination, Waiver and Lockup Agreement attached hereto as Exhibit A providing for, among other things, the termination of the Tax Receivable Agreement.

“Tax Return” means, with respect to a Person, a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes the Person or any of its Subsidiaries.

“Termination Fee” has the meaning set forth in Section 9.4(a).

“Third Party” means a third party Person (or group of Persons) that is not an Affiliate of MDLY, SIC or MCC.

“Unitholder” means (i) any Person who, as of the date hereof, holds one or more Units, and (ii) any Person who, at any time on or after the date hereof and prior to the Effective Time, holds one or more Units.

“Units” means the limited liability company interests of Medley LLC issued and outstanding as of the date hereof.

“Vesting Medley Restricted Units” has the meaning set forth in Section 2.5(a).

ARTICLE II
THE MERGER

2.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the DGCL, at the Effective Time, MDLY shall merge with and into Merger Sub and the separate corporate existence of MDLY shall cease. Merger Sub shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Delaware.

2.2 Effective Time. Contemporaneously with the Closing, Merger Sub shall file or cause to be filed a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”). The Merger shall become effective at the time the Certificate of Merger is filed with the Delaware Secretary or at such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time herein after referred to as the “Effective Time”).

2.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges and powers of MDLY and Merger Sub shall be vested in Merger Sub as the Surviving Company, and all debts, liabilities and duties of MDLY shall become the debts, liabilities and duties of Merger Sub as the Surviving Company.

2.4 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of SIC, Merger Sub, MDLY or the holder of any of the following securities:

(a) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger;

(b) each Excluded MDLY Share issued and outstanding or held in treasury by MDLY, in each case, immediately prior to the Effective Time shall be cancelled and shall cease to exist and no Merger Consideration or other amounts or consideration shall be delivered in exchange therefor;

Appendix B-10

(c) subject to Sections 2.4(f) and 3.4(g), at the Effective Time and subject to deduction for any required withholding Tax,

(i) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded MDLY Shares and any Dissenting Shares) held, immediately prior to the Effective Time, by any Person other than a Unitholder, shall be converted into the right to receive the following number of shares of SIC Common Stock and amount of cash:

a. 0.2668 shares of SIC Common Stock; plus

b. cash in an amount equal to $2.96

(ii) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded MDLY Shares and any Dissenting Shares) held, immediately prior to the Effective Time, by a Unitholder shall be converted into the right to receive the following number of shares of SIC Common Stock and amount of cash:

a. 0.2072 shares of SIC Common Stock; plus

b. cash in an amount equal to $2.66

The aggregate shares of SIC Common Stock to be issued in accordance with Sections 2.4(c)(i)a. and 2.4(c)(ii)a. (the “Merger Shares”), together with the aggregate cash consideration payable in accordance with Sections 2.4(c)(i)b. and 2.4(c)(ii)b. (the “Cash Consideration”) and any cash to be paid in lieu of fractional shares in accordance with Section 3.4(g), shall be referred to collectively as the “Merger Consideration”;

(d) each share of Class B Common Stock (other than any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist and no Merger Consideration or other amounts or consideration shall be delivered in exchange therefor;

(e) any shares of Class A Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall, upon such conversion, no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Class A Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of Class A Common Stock represented by such Certificate have been converted pursuant to this Section 2.4 and Section 3.4(g), as well as any dividends to which former holders of shares of Class A Common Stock become entitled in accordance with Article III; and

(f) if, between the date of this Agreement and the Effective Time, the outstanding shares of SIC Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change and specifically excluding sales of SIC Common Stock, sales of SIC equity-linked securities, and issuance of SIC Common Stock pursuant to SIC’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by SIC, an appropriate and proportionate adjustment shall be made to the number of shares of SIC Common Stock to be issued in the Merger.

2.5 Restricted LLC Units; Restricted Stock Units.

(a) As of immediately prior to the Effective Time, each restricted Medley LLC ownership unit outstanding and not previously forfeited, other than the restricted Medley LLC ownership units that were granted in 2019 and are referenced under the column heading “Restricted Units - will NOT vest at Merger Close” in Section 4.2 of the MDLY Disclosure Schedule (collectively, the “Vesting Medley Restricted Units” and “Non-Vesting Medley Restricted Units,” respectively), shall become fully vested, all restrictions with respect to such Vesting Medley Restricted Units shall lapse and the Vesting Medley Restricted Units shall be exchanged for shares of Class A Common Stock in accordance with Section 7.6, and such shares of Class A Common Stock shall participate in the Merger on the same basis as the Unitholders in accordance with Section 2.4(c)(ii).

(b)

(i) As of the Effective Time, each restricted stock unit of MDLY outstanding and not previously forfeited under the MDLY Stock Plan (collectively, the “MDLY RSUs”), other than MDLY RSUs held by

Appendix B-11

non-management directors of MDLY, and each Non-Vesting Medley Restricted Unit, shall be converted into 0.7079 restricted stock units under the SIC Incentive Plan (“SIC RSUs”). Each SIC RSU (or portion thereof) into which a MDLY RSU will be converted shall have identical terms as it relates to vesting and forfeiture.

(ii) As of immediately prior to the Effective Time, the restrictions on each MDLY RSU outstanding and not previously forfeited under the MDLY Stock Plan held by non-management directors of MDLY shall lapse and the relevant MDLY RSU will be converted into a share of Class A Common Stock that shall participate in the Merger on the same basis as the other individual holders of shares of Class A Common Stock in accordance with Section 2.4(c)(i), as applicable; provided, however, that contemporaneously with the vesting of such MDLY RSUs, if and to the extent required by applicable Tax law, MDLY shall withhold a number of shares of Class A Common Stock having a fair market value (determined based on the final trading price of Class A Common Stock on the last trading day immediately preceding the Closing Date) equal to the aggregate amount required to be deducted and withheld under the Code and any applicable state or local Tax law with respect to the lapsing of restrictions on all MDLY RSUs held by the relevant holder, and MDLY shall, as of immediately prior to the Effective Time, pay over to the appropriate taxing authorities a corresponding amount of cash in satisfaction of such Tax liabilities.

(c) MDLY, SIC and Merger Sub agree that prior to the Effective Time the MDLY Stock Plan shall be amended to terminate the MDLY Stock Plan effective immediately prior to the Effective Time (other than with respect to outstanding awards thereunder, which shall be treated as set forth herein).

2.6 Certificate of Incorporation and Bylaws of the Surviving Company and SIC.

(a) At the Effective Time, the certificate of incorporation of Merger Sub (the “Merger Sub Certificate”), as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of Merger Sub, as the Surviving Company, from and after the Effective Time, until thereafter amended in accordance with its terms and Applicable Law. At the Effective Time, the bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect immediately prior to the Effective Time, from and after the Effective Time, shall remain the bylaws of Merger Sub, as the Surviving Company, until thereafter amended in accordance with the terms of the certificate of incorporation of the Surviving Company, Applicable Law, and the terms of such bylaws.

(b) The amended and restated charter of SIC (the “SIC Charter”) has been approved by the SIC Board in the form attached hereto as Exhibit B (the “Amended and Restated Charter”) as further amended by that certain Amendment in the form attached hereto as Exhibit C (the “Charter Amendment”), which Charter Amendment has been approved by the SIC Board. The Amended and Restated Charter and the Charter Amendment shall be submitted to the stockholders of SIC for their approval at the SIC Stockholder Meeting and, if approved, shall collectively become the charter of SIC at or prior to the Effective Time and shall remain the charter of SIC until thereafter amended in accordance with Applicable Law and the terms of Amended and Restated Charter and, if applicable, the Charter Amendment. Notwithstanding the foregoing, in the event that SIC does not obtain the requisite approval of the Charter Amendment, the Amended and Restated Charter shall become the charter of SIC at or prior to the Effective Time and shall remain the charter of SIC until thereafter amended in accordance with Applicable Law and the terms of Amended and Restated Charter.

(c) At or prior to the Effective Time, the bylaws of SIC (the “SIC Bylaws”) shall be amended and restated in the manner attached hereto as Exhibit C (the “Amended and Restated Bylaws”), and such Amended and Restated Bylaws shall remain the bylaws of SIC until thereafter amended in accordance with Applicable Law and the terms of such Amended and Restated Bylaws.

2.7 Directors and Officers. The officers and directors of Merger Sub immediately prior to the Effective Time shall be the officers and directors of the Surviving Company from and after the Effective Time until their respective successors shall have been duly elected and qualified or until their respective earlier death, resignation or removal in accordance with the certificate of incorporation of the Surviving Company and Applicable Law.

2.8 Appraisal Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement, Dissenting Shares shall not be converted into or represent the right to receive the applicable Merger Consideration in accordance with Section 2.4(c), but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall

Appendix B-12

cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to appraisal under the DGCL. If any Dissenting Shares shall lose their status as such (by the holder thereof effectively withdrawing, failing to perfect, or otherwise losing such holder’s appraisal rights under the DGCL with respect to such shares), then, as of the later of the Effective Time or the date of loss of such status, such shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the applicable Merger Consideration in accordance with Section 2.4(c), without interest, and shall not thereafter be deemed to be Dissenting Shares.

(b) MDLY shall give SIC notice thereof and SIC shall have the right to participate in all negotiations and proceedings with respect to any such demands. MDLY shall not, except with the prior written consent of SIC, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. SIC shall contribute or cause to be contributed to the Surviving Company funds sufficient from time to time to make all payments with respect to the Dissenting Shares.

ARTICLE III
CLOSING; DELIVERY OF MERGER CONSIDERATION

3.1 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five Business Days after the satisfaction or waiver (subject to Applicable Law) of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”). Notwithstanding the foregoing, the parties hereto acknowledge and agree that if the MCC Merger Agreement has not been terminated on or prior to the Closing Date, and if, as of the Closing Date, all of the conditions set forth in Article VIII of the MCC Merger Agreement (other than those conditions that by their nature are to be satisfied or waived at the closing thereunder) have been satisfied or waived in accordance with the terms of the MCC Merger Agreement, the parties shall use their reasonable best efforts to cause the Closing to occur simultaneously with the closing of the MCC Merger.

3.2 Exchange Agent. Prior to the Effective Time, SIC shall appoint a bank or trust company, or SIC’s transfer agent, in each case reasonably acceptable to MDLY pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

3.3 Deposit of Merger Consideration. At or prior to the Effective Time, SIC shall (i) authorize the Exchange Agent to issue an aggregate number of shares of SIC Common Stock equal to the aggregate Merger Shares and (ii) deposit, or cause to be deposited with, the Exchange Agent sufficient cash to pay the Cash Consideration and any cash to be paid in lieu of fractional shares in accordance with Section 3.4(g) (collectively, the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by SIC; provided, however, that no gain or loss thereon shall affect the amounts payable to former holders of shares of Class A Common Stock pursuant to Article II or Article III of this Agreement. Any interest or other income resulting from such investments shall be the sole property of SIC.

3.4 Delivery of Merger Consideration.

(a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Class A Common Stock (other than Excluded MDLY Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) shall pass, only upon delivery of such Certificate(s) (or affidavits of loss in lieu of such Certificates)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering such Certificate(s) in exchange for the Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to Article II and this Article III; provided, however, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive as a result of the Merger. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Excluded MDLY Shares) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and SIC shall

Appendix B-13

cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Merger Consideration such holder is entitled to receive as a result of the Merger, and the Book- Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Book-Entry Shares. Prior to the Effective Time, the parties shall reasonably cooperate to establish procedures with the Exchange Agent and The Depository Trust Company (“DTC”) designed to provide that the Exchange Agent will transmit to DTC or its nominee, on the Closing Date, upon surrender of Book-Entry Shares held of record by DTC or its nominee in accordance with DTC’s customary surrender procedures and such other procedures as agreed to by SIC, MDLY, the Exchange Agent and DTC, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger.

(b) Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of shares of Class A Common Stock (other than Excluded MDLY Shares) will be entitled to receive promptly after the Effective Time the Merger Consideration in respect of the shares of Class A Common Stock represented by its Certificate or Certificates, as well as any dividends payable with respect to such Class A Common Stock at the time of surrender, and any dividends with respect to shares of SIC Common Stock to which such holder is entitled. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration upon surrender of such Certificate in accordance with, together with any dividends or distributions to which such holder is entitled pursuant to, Article II or this Article III.

(c) No dividends or other distributions declared with respect to SIC Common Stock to stockholders of record on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of SIC Common Stock to which the holder of such Certificate is entitled upon exchange thereof in accordance with Article II and this Article III, in each case unless and until the holder thereof shall surrender such Certificate in accordance with this Article III. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article III, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of SIC Common Stock represented by such Certificate and not paid prior to the date of surrender, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of SIC Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the surrender date.

(d) If any Merger Consideration is to be issued or paid in a name other than that in which a Certificate formerly representing Class A Common Stock surrendered in exchange therefor is registered, it shall be a condition to the issuance or payment of such Merger Consideration that such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or establish to the satisfaction of SIC that the Tax has been paid or is not applicable.

(e) The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, SIC) shall be entitled to deduct and withhold from any Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Class A Common Stock such amounts as the Exchange Agent or SIC, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or SIC, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Class A Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or SIC, as the case may be.

(f) After the Effective Time, there shall be no transfers on the stock transfer books of MDLY of the shares of MDLY Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of shares of MDLY Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares of Class A Common Stock are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration payable and issuable in respect of such Certificates or Book-Entry Shares, together with any dividends and distributions to which such holder is entitled in accordance with this Article III.

Appendix B-14

(g) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of SIC Common Stock shall be issued upon the surrender of Certificates for exchange, or presentation of Book-Entry Shares for transfer, no dividend or distribution with respect to SIC Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of SIC. In lieu of the issuance of any such fractional share, SIC shall pay to each former stockholder of MDLY who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) $6.71 by (ii) the fraction of a share (after taking into account all shares of Class A Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of SIC Common Stock to which such holder would otherwise be entitled to receive pursuant to the applicable provisions of Section 2.4.

(h) Any portion of the Exchange Fund that remains unclaimed by the stockholders of MDLY as of the first anniversary of the Effective Time may be paid to SIC. In such event, any former stockholders of MDLY who have not theretofore complied with this Article III shall thereafter look only to SIC with respect to the applicable Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions in respect of each share of SIC Common Stock such stockholder is entitled to, as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of SIC, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of Class A Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(i) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by SIC or the Exchange Agent, the posting by such Person of a bond in such amount as SIC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration and any unpaid dividends or distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MDLY

Except as disclosed in (i) MDLY SEC Reports (as defined in Section 4.5(c) below) filed prior to the date of this Agreement, or (ii) the MDLY Disclosure Schedule, MDLY hereby represents and warrants to SIC and Merger Sub as follows:

4.1 Corporate Organization.

(a) MDLY is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. MDLY has the requisite corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on MDLY.

(b) True, complete and correct copies of the MDLY Certificate and the MDLY Bylaws have previously been made available to SIC. MDLY is not in violation of the MDLY Certificate or the MDLY Bylaws.

(c) Except as set forth in Section 4.1(c) of the MDLY Disclosure Schedule, MDLY has no Subsidiaries or other equity interest in any other Person. Each of the Subsidiaries of MDLY (i) is duly formed and validly existing and in good standing under the laws of the state of its formation, (ii) has the requisite limited partnership or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on MDLY. True, complete and correct copies of the Organizational Documents of each Subsidiary of MDLY have previously been made available to SIC. No Subsidiary of MDLY is in violation of its Organizational Documents.

Appendix B-15

4.2 Capitalization.

(a) The authorized capital stock of MDLY consists of 3,000,000,000 shares of Class A Common Stock of which, as of the date of this Agreement, 5,892,371 shares, excluding all MDLY RSUs, are issued and outstanding; 1,000,000 shares of Class B Common Stock of which, as of the date of this Agreement, 100 shares are issued and outstanding; and 300,000,000 shares of Preferred Stock of which, as of the date of this Agreement, no shares are issued and outstanding. All of the issued and outstanding shares of MDLY Common Stock have been duly authorized and validly issued and are fully paid, nonassessable, free of any Liens, and are not be subject to any preemptive rights, whether arising under the laws of the State of Delaware or the MDLY Certificate, MDLY Bylaws or any MDLY Contract, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, (i) there are 24,839,302 existing outstanding Units and Vesting Restricted Units that are exchangeable one for one into 24,839,302 shares of Class A Common Stock in accordance with Section 7.6; (ii) there are 2,116,138 MDLY RSUs outstanding which are held by the Persons and in the amounts set forth in Section 4.2(a) of the MDLY Disclosure Schedule, none of which will vest as a result of the closing of the Merger; (iii) there are 1,610,671 Non-Vesting Restricted Units outstanding which are held by the Persons and in the amounts set forth in Section 4.2(a) of the MDLY Disclosure Schedule, none of which will vest as a result of the closing of the Merger; (iv) there are 646,314 MDLY RSUs that have been approved by the MDLY Board to be granted to the Persons and in the amounts set forth in Section 4.2(a) of the MDLY Disclosure Schedule, which have not yet been granted and, if granted, will not vest as a result of the closing of the Merger; and (v) there are 68,098 RSUs outstanding and held by non-management directors that will vest as a result of the closing of the Merger. Other than as set forth in the immediately preceding sentence, there are no Units or MDLY RSUs outstanding, and no action has been taken, and none of MDLY, Medley LLC or any other Subsidiary thereof, are not obligated to, issue any additional Units or MDLY RSUs. All Unitholders are, or will be, party to the Medley LLC Exchange Agreement. The Exchange Rate (as defined in the Exchange Agreement) is one share of Class A Common Stock for one Vesting Medley Restricted Unit. Shares of Class A Common Stock to be issued upon conversion of a MDLY RSU, or an exchange of Vesting Medley Restricted Units, when issued, will be validly issued and will be fully paid, nonassessable, free of any Liens, and will not be subject to any preemptive rights, whether arising under the laws of the State of Delaware or the MDLY Certificate, MDLY Bylaws or any MDLY Contract, with no personal liability attaching to the ownership thereof. MDLY has obtained valid waivers from each Unitholder waiving such holder’s right to receive the Merger Consideration under Section 2.4(c)(i). As of the date of this Agreement, no MDLY Voting Debt is issued or outstanding. As of the date of this Agreement, MDLY does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of MDLY Common Stock, MDLY Voting Debt or any other equity securities of MDLY or any securities representing the right to purchase or otherwise receive any shares of MDLY Common Stock, MDLY Voting Debt or other equity securities of MDLY. As of the date of this Agreement, except as it relates to net settlement of Vesting Medley Restricted Units and as contemplated by the Medley LLC Exchange Agreement and the Medley Registration Rights Agreement, there are no contractual obligations of MDLY or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of MDLY or any equity security of MDLY or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of MDLY or its Subsidiaries or (B) pursuant to which MDLY or any of its Subsidiaries is or could be required to register shares of MDLY capital stock or other securities under the Securities Act. As of the Effective Time, the Medley LLC Exchange Agreement and the Medley Registration Rights Agreement shall be terminated and the obligations of MDLY and its Subsidiaries thereunder satisfied.

(b) Except as set forth in Section 4.2(b) of the MDLY Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of MDLY are owned, directly or indirectly, by MDLY, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights. Section 4.2(b) of the MDLY Disclosure Schedule also sets forth, as of the date hereof, the Persons who own, beneficially and of record, the outstanding Units, Vesting Medley Restricted Units and Non-Vesting Medley LLC Restricted Units in Medley LLC. No Subsidiary of MDLY has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Except for amounts outstanding under the Medley LLC Debt Documents and as set forth in Section 4.2(c) of the MDLY Disclosure Schedule, neither MDLY nor any of its Subsidiaries has any Indebtedness for borrowed money.

Appendix B-16

(d) To the best knowledge of MDLY, elections under Section 83(b) of the Code have not been made with respect to any Vesting Medley Restricted Unit or Non-Vesting Medley Restricted Unit.

4.3 Authority; No Violation. (a) MDLY has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the MDLY Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the MDLY Board. The MDLY Board, acting upon the recommendation of the MDLY Special Committee, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, MDLY and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to the stockholders of MDLY for its adoption, (iv) recommended that the stockholders of MDLY approve the adoption of this Agreement, and (v) resolved to include such recommendation in the Joint Proxy Statement/Prospectus (the “MDLY Board Recommendation”). Except for the approval and adoption of MDLY Matters by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of MDLY Common Stock entitled to vote at such meeting (the “MDLY Stockholder Approval”), no other corporate proceedings on the part of MDLY are necessary to approve the Merger, this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by MDLY and (assuming due authorization, execution and delivery by SIC) constitutes the valid and binding obligation of MDLY, enforceable against MDLY in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”).

(b) Neither the execution and delivery of this Agreement by MDLY nor the consummation by MDLY of the transactions contemplated hereby, nor compliance by MDLY with any of the terms or provisions of this Agreement, will (i) violate any provision of the MDLY Certificate or MDLY Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Applicable Law applicable to MDLY or any of its Subsidiaries, or any of their respective properties or assets, or (B) except as would not, individually or in the aggregate, have a Material Adverse Effect on MDLY, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of MDLY or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, agreement or other instrument or obligation to which MDLY or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound (collectively, the “MDLY Contracts”).

4.4 Consents and Approvals.

(a) Except for (i) receipt of the SEC Exemptive Relief, (ii) the filing with the SEC of (A) a joint proxy statement in definitive form, or an amendment to the joint proxy statement previously delivered to stockholders of MDLY and SIC in connection with the Original Merger Agreement (such proxy statement, whether new or an amendment to the existing proxy statement, the “Joint Proxy Statement/Prospectus”), relating to the special meeting of MDLY’s stockholders to be held in order to obtain MDLY Stockholder Approval (the “MDLY Stockholder Meeting”) and the special meeting of SIC’s stockholders to be held to vote on the SIC Matters (the “SIC Stockholder Meeting”), (B) a registration statement on Form N- 14, or an amendment to the registration statement on Form N-14 previously filed with the SEC (such registration statement, whether new or amended, the “Form N-14 Registration Statement”), in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and (C) a Rule 13E-3 Transaction Statement on Schedule 13E-3 relating to the transactions contemplated by this Agreement (the “Schedule 13E-3”), and declaration of effectiveness of the Form N-14 Registration Statement by the SEC, (iii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (iv) any notices, consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of the NYSE, or any other applicable self-regulatory organization (“SRO”), (v) any notices or filings under the HSR Act and the expiration of applicable waiting periods, (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement, (vii) compliance with the Investment Company Act, and the rules and regulations promulgated thereunder, or (viii) as set forth on Section 4.4(a) of the MDLY Disclosure Schedule (the foregoing (i) through (viii) referred to collectively as the “MDLY Required Approvals”), no other consents, authorizations, approvals, or exemptions from,

Appendix B-17

or notices to, or filings with, any Governmental Entity are necessary in connection with the execution and delivery by MDLY of this Agreement or the consummation by MDLY of the Merger and the other transactions contemplated by this Agreement.

(b) Except for (i) receipt of MDLY Stockholder Approval, (ii) receipt of the relevant consents or releases, or the taking of other actions, under the Medley LLC Debt Documents, (iii) receipt of the relevant consents or releases, or taking of other actions, under the MDLY Contracts set forth in Section 4.4(b) of the MDLY Disclosure Schedule, and (iv) matters covered in the immediately preceding Section 4.4(a), no consents or approvals of any Person are necessary in connection with the execution and delivery by MDLY of this Agreement or the consummation by MDLY of the Merger and the other transactions contemplated by this Agreement.

4.5 Reports; Regulatory Matters.

(a) MDLY and each of its Subsidiaries have timely filed all reports, registration statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2014 with (i) the SEC, (ii) the NYSE, and (iii) any other applicable SRO or Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2014, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any SRO or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations of MDLY and its Subsidiaries conducted by a SRO or Governmental Entity in the ordinary course of the business, no SRO or Governmental Entity has initiated since December 31, 2014 or has pending any proceeding, enforcement action or, to the knowledge of MDLY, investigation into the business, disclosures or operations of MDLY or any of its Subsidiaries. Since December 31, 2014, no SRO or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of MDLY, investigation into the business, disclosures or operations of MDLY or any of its Subsidiaries. There is no unresolved, or, to MDLY’s knowledge, threatened criticism, comment, exception or stop order by any SRO or Governmental Entity with respect to any report or statement relating to any examinations or inspections of MDLY or any of its Subsidiaries. Since December 31, 2014, there have been no formal or informal inquiries by, or disagreements or disputes with, any SRO or Governmental Entity with respect to the business, operations, policies or procedures of MDLY or any of its Subsidiaries (other than normal examinations conducted by a SRO or Governmental Entity in MDLY’s ordinary course of business). MDLY has made available to SIC all correspondence between MDLY or any of its Subsidiaries and the SEC, the NYSE and any other SRO or Governmental Entity since December 31, 2014.

(b) Neither MDLY nor any of its Subsidiaries is subject to any cease-and- desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2014 a recipient of any supervisory letter from, or since December 31, 2014 has adopted any policies, procedures or board resolutions at the request or suggestion of, any SRO or Governmental Entity that currently restricts in any material respect the conduct of its business (or to MDLY’s knowledge that, upon consummation of the Merger, would restrict in any material respect the conduct of the business of SIC or any of its Subsidiaries), or that in any material manner relates to its credit, risk management or compliance policies, its internal controls, its management or its business (each item in this sentence, a “MDLY Regulatory Agreement”), nor has MDLY or any of its Subsidiaries been advised since December 31, 2014 by any SRO or Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such MDLY Regulatory Agreement.

(c) MDLY has filed on the SEC’s EDGAR system each (i) registration statement, prospectus, report, schedule and definitive proxy statement (including all exhibits, amendments and supplements thereto) required to be filed with or furnished to the SEC by MDLY or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act since December 31, 2014 (the “MDLY SEC Reports”) and (ii) communication mailed by MDLY to its stockholders since December 31, 2014. No such MDLY SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements, proxy statements and prospectuses, on the dates of effectiveness, the dates of the relevant meetings and the dates of use, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that information contained in a MDLY SEC Report as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all MDLY SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the other rules and regulations of the SEC

Appendix B-18

with respect thereto. No executive officer of MDLY has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to any MDLY SEC Report and, as of the date of this Agreement, to the knowledge of MDLY, no MDLY SEC Report is subject to any ongoing review by the SEC.

4.6 Financial Statements.

(a) The consolidated financial statements of MDLY and its Subsidiaries included in all MDLY SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of MDLY and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of MDLY and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments immaterial in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(b) Neither MDLY nor any of its Subsidiaries has any liability or obligation of any nature whatsoever required by GAAP to be reflected or reserved for in a balance sheet (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of MDLY included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (including any notes thereto) and for liabilities and obligations incurred in a commercially reasonable manner and in the ordinary course of business consistent with past practice since the date of such balance sheet.

(c) MDLY has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of MDLY and its Subsidiaries are being made only in accordance with authorizations of MDLY management and the MDLY Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of MDLY and each of MDLY’s Subsidiaries’ assets that could have a material effect on MDLY’s consolidated financial statements. MDLY has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to MDLY’s auditors and the audit committee of the MDLY Board and in Section 4.6(c) of the MDLY Disclosure Schedule (x) any significant deficiency and material weakness in the design or operation of MDLY’s internal control over financial reporting that is reasonably likely to adversely affect MDLY’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves MDLY management or other employees of MDLY or any MDLY Subsidiary who have a significant role in MDLY’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(d) MDLY’s “disclosure controls and procedures” (as defined in Rules 13a- 15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by MDLY in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to MDLY’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of MDLY required under the Exchange Act with respect to such reports. MDLY’s management has completed an assessment of the effectiveness of MDLY’s disclosure controls and procedures and, to the extent required by Applicable Law, presented in any applicable MDLY SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e) Since December 31, 2014, MDLY and its principal executive officer and principal financial officer have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. The principal executive officer and the principal financial officer of MDLY have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each MDLY SEC Report, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

Appendix B-19

4.7 Broker’s Fees. Except for the fees of Goldman Sachs & Co. LLC and Barclays Capital, Inc., none of MDLY, any of its Subsidiaries or any of their respective officers or directors has used any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events. Since December 31, 2017, (a) the respective businesses of MDLY and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) none of MDLY or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would result in a breach of the covenants set forth in Section 6.2, and (c) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MDLY.

4.9 Legal Proceedings. (a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on MDLY, neither MDLY nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of MDLY’s knowledge, threatened, legal, administrative, arbitral or other proceedings, Claims, actions, suits or governmental or regulatory investigations of any nature against MDLY or any of its Subsidiaries or to which any of their assets are subject.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on MDLY, there is no judgment, settlement agreement, order, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their Subsidiaries) imposed upon MDLY, any of its Subsidiaries or the assets of MDLY or any of its Subsidiaries.

4.10 Taxes and Tax Returns.

(a) Each of MDLY and its Subsidiaries (i) has duly and timely filed (including all applicable extensions) all federal, state, local and foreign income and other material Tax Returns required to be filed by it and all such Tax Returns are accurate and complete, (ii) has paid all Taxes shown thereon as due and (iii) has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by the IRS or any other federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon MDLY or any Subsidiary for which MDLY does not have reserves that are adequate under GAAP. Neither MDLY nor any Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among MDLY and its Subsidiaries as described in the MDLY Disclosure Schedule).

(b) MDLY and its Subsidiaries have complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by Applicable Law, withheld from and paid over all amounts required to be so withheld and paid over under Applicable Laws.

(c) There are no Liens for Taxes upon the assets of MDLY or any of the Subsidiaries, except for Liens for Taxes not yet due and payable and Liens for Taxes that are both being contested in good faith and adequately reserved for in accordance with GAAP.

(d) Neither MDLY nor any Subsidiary has granted any waiver, extension, or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Return that is outstanding, nor any request for such waiver or consent has been made.

(e) Other than the Tax Receivable Agreement to be terminated pursuant to the Tax Receivable Termination Agreement, there are no MDLY Tax Protection Agreements (as hereinafter defined) in force or otherwise binding upon MDLY or any MDLY Subsidiary. As used herein, “MDLY Tax Protection Agreements” means any agreement to which MDLY, or any MDLY Subsidiary is a party: (i) pursuant to which any liability to holders of interests in a MDLY Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Merger or the other transactions contemplated by this Agreement; and/or (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a MDLY Subsidiary Partnership, and that requires MDLY, or any MDLY Subsidiary to, or to use efforts to (or to indemnify any Person if it does not) (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time if such period of time has not since expired or any applicable statute of limitations with respect to any Taxes that would result from a disposition of such assets at any time during such period has not since expired, (C) make or refrain from making

Appendix B-20

Tax elections, (D) only dispose of assets in a particular manner, or (E) permit any holder of interests in a MDLY Subsidiary Partnership to guarantee any debt or restore a deficit in such holder’s capital account. As used herein, “MDLY Subsidiary Partnership” means a MDLY Subsidiary that is a partnership for United States federal income Tax purposes.

4.11 Compliance with Applicable Law. MDLY and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, and have complied in all respects with and are not in default in any respect under any, any Permit or Applicable Law, except for such failures, non-compliance or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on MDLY.

4.12 Certain Contracts. (a) Section 4.12 of the MDLY Disclosure Schedule sets forth a list of MDLY Contracts, including all amendments, supplements, exhibits and side letters to any such MDLY Contract, to which MDLY or any MDLY Subsidiary is a party or by which any of its properties or assets are bound (provided that equity interests in any Person shall not be deemed to be the properties or assets of MDLY or any MDLY Subsidiary), which, as of the date of this Agreement (provided that MDLY shall not be required to list those MDLY Contracts that have been publicly filed by MDLY with the SEC):

(i) is or will be required to be filed as an exhibit to MDLY’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii) contains any non-compete or exclusivity provisions that restrict the line of business or geographic area in which MDLY or any MDLY Subsidiary can operate, or which restricts the conduct of any line of business of MDLY or any MDLY Subsidiary, in each case, that have or would reasonably be expected to have a material impact on the business or operations of MDLY or its Subsidiaries, taken as a whole;

(iii) establishes a material partnership, joint venture or similar arrangement;

(iv) relates to the borrowing of money from, or extension of credit to, a Third Party, in each case having a principal amount of Indebtedness in excess of $25,000,000, other than accounts receivable and payable incurred or arising in the ordinary course of business consistent with past practice;

(v) requires MDLY or any MDLY Subsidiary to dispose of or acquire assets or properties with a fair market value in excess of $5,000,000, or involves any pending or contemplated merger, consolidation or similar business combination;

(vi) is a management or advisory agreement under which MDLY or any of its Subsidiaries acts as an adviser or manager;

(vii) is with a Governmental Entity; or

(viii) is material to MDLY and its Subsidiaries, taken as a whole, and contains any so-called “most favored nations” or similar provisions requiring MDLY or any MDLY Subsidiary to offer a Person any terms or conditions that are at least as favorable as those offered to any other Person.

(b) Each Contract of the type described above in Section 4.12(a), whether or not set forth in Section 4.12(a) of the MDLY Disclosure Schedule, is referred to herein as an “MDLY Material Contract.” Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to MDLY, each MDLY Material Contract is legal, valid, binding and enforceable in accordance with its terms on MDLY and each MDLY Subsidiary that is a party thereto and, to the knowledge of MDLY, each other party thereto, and is in full force and effect, except as may be limited by the Bankruptcy and Equity Exception.

(c) Neither MDLY nor any MDLY Subsidiary is in default under any MDLY Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, in each case, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to MDLY. Neither MDLY nor any MDLY Subsidiary has received written notice of any violation or default under any MDLY Material Contract, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither MDLY nor any MDLY Subsidiary has received written notice of termination under any MDLY Material Contract, and, to the knowledge of the Company, no party to any MDLY Material Contract has threatened to cancel any MDLY Material Contract, except as would not, individually or in the aggregate, would not reasonably be expected to have a MDLY Material Adverse Effect.

Appendix B-21

(d) MDLY has delivered or made available to SIC or provided to SIC for review, prior to the execution of this Agreement, true and complete copies of all of the MDLY Material Contracts.

4.13 Property. MDLY or one of its Subsidiaries (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in such MDLY SEC Reports as being owned by MDLY or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens of any nature whatsoever, except Permitted Liens, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such MDLY SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to MDLY’s knowledge, the lessor.

4.14 Intellectual Property. MDLY owns or possesses sufficient rights to use all Intellectual Property Rights used in the conduct of its business as now conducted, all of which shall remain in effect following the Closing, except where the failure to own or possess such rights would not reasonably be expected to result in a Material Adverse Effect on MDLY; and the expected expiration or termination of any of such Intellectual Property Rights would not result in a Material Adverse Effect on MDLY.

4.15 State Takeover Laws. Assuming the accuracy of the representation and warranty contained in Section 5.16, the MDLY Board has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”) to the extent any of the foregoing is applicable to this Agreement and/or the transactions contemplated hereby.

4.16 Opinion. The MDLY Special Committee has received the opinion of Barclays Capital Inc. that, subject to certain assumptions, limitations, qualifications and other matters set forth therein, as of the date hereof, from a financial point of view, the aggregate consideration to be offered to the non-management holders of shares of Class A Common Stock in connection with the Merger, assuming, at the MDLY Special Committee’s instruction, that the MCC Merger is consummated substantially concurrently with the Merger and alternatively, assuming, at the MDLY Special Committee’s instruction, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement, consisting of the applicable Merger Consideration described in Section 2.4(c)(i), is fair to such holders of shares of Class A Common Stock; it being agreed that SIC is not entitled to rely upon such opinion.

4.17 MDLY Information. The information relating to MDLY and its Subsidiaries that is provided by MDLY or its representatives for inclusion in the Form N-14 Registration Statement, the Joint Proxy Statement/Prospectus and/or the Schedule 13E-3, or in any application, notification or other document filed with any other SRO or Governmental Entity (including the SEC) in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/Prospectus and the Schedule 13E-3 as it relates to MDLY and its Subsidiaries and other portions within the reasonable control of MDLY and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

4.18 Insurance. MDLY and its Subsidiaries maintain, or are covered by, policies of insurance in such amounts and against such risks as are customary in the industries in which MDLY and its Subsidiaries operate. Except as would not be reasonably expected to have a Material Adverse Effect on MDLY, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, the execution (but not the performance) of this Agreement.

4.19 Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect on MDLY and its Subsidiaries, taken as a whole, there are no legal, administrative, arbitral or other proceedings, Claims, actions, causes of action or notices with respect to any Environmental Laws, pending or threatened against MDLY or any of its Subsidiaries. Neither MDLY nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or Third Party imposing any liability or obligation with respect to any of the foregoing.

Appendix B-22

4.20 Employee Benefit Plans.

(a) Section 4.20(a) of the MDLY Disclosure Schedule sets forth a true, complete and correct list of each (i) (A) “employee benefit plan” as defined in Section 3(3) of ERISA, and (B) incentive, deferred compensation, paid-time-off, equity-based, phantom equity, severance, termination, retention, change-of-control, pension, profit-sharing, retirement, leave of absence, medical, disability, welfare, cafeteria, material fringe benefit, or other similar plan, program, agreement, arrangement, practice or commitment for the benefit of any current or (to the extent MDLY, its Subsidiaries or its Affiliates still have liability) former employee, partner, independent contractor or director of MDLY, its Subsidiaries or any of its ERISA Affiliates, entered into, maintained or contributed to, or in the preceding three (3) years, required to be maintained or contributed to, by MDLY, its Subsidiaries or any of their ERISA Affiliates, and (ii) each employment agreement between MDLY, or its Subsidiaries or Affiliates, and any employee which is not terminable on notice of thirty (30) days or less without penalty or continuing obligation (such plans, programs, agreements, arrangements, practices and commitments, herein referred to as the “MDLY Benefit Plans”).

(b) (i) Each MDLY Benefit Plan has been administered in accordance with its terms in all material respects, (ii) all MDLY Benefit Plans are in compliance in form and operation with the applicable provisions of ERISA, the Code and all other Applicable Laws, including Section 409A of the Code in all material respects, (iii) to MDLY’s knowledge, no non- exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred with respect to any MDLY Benefit Plan which would result in a material penalty, (iv) all contributions to, and payments from, MDLY Benefit Plans have been made in accordance with the terms of the MDLY Benefit Plans, ERISA, the Code and all other Applicable Laws in all material respects, (v) there are no current or, to MDLY’s knowledge, threatened investigations by any Governmental Entity), ERISA termination proceedings, or other material claims by any Person (except routine claims for benefits) with respect to MDLY Benefit Plans. No “employee benefit plan” as defined in Section 3(3) of ERISA that is or has been maintained or contributed to by MDLY or any of its current or former ERISA Affiliates is or has been subject to Title IV of ERISA or Section 412 of the Code, and neither MDLY nor any of its current or former ERISA Affiliates is or ever has been a party to any multi-employer plan, within the meaning of Section 3(37) of ERISA, or a multiple employer welfare arrangement, within the meaning of Section 3(40) of ERISA or made (or been obligated to make) contributions to any such multi-employer or multiple employer plan.

(c) A favorable determination letter has been received from the IRS with respect to each such MDLY Benefit Plan that is intended to comply with Section 401 of the Code (or the sponsor of such MDLY Benefit Plan is entitled to rely on a favorable opinion letter issued to the plan’s prototype sponsor by the IRS) and no event has occurred that will or could reasonably be expected to give rise to disqualification of any such MDLY Benefit Plan or to liability for a material Tax under Section 511 of the Code.

(d) There have been no acts or omissions by MDLY or any ERISA Affiliate that have given rise to or could reasonably be expected to give rise to material fines, penalties, taxes or related charges under Sections 502(c), 502(i) or 4071 of ERISA or Chapter 43 of the Code for which MDLY or any ERISA Affiliate may be liable. Neither MDLY nor any ERISA Affiliate nor any of their respective partners, directors, officers, employees or any other fiduciary has committed any breach of fiduciary responsibility imposed by ERISA that would subject MDLY or any ERISA Affiliate or any of their respective partners, directors, officers or employees to liability under ERISA. Neither MDLY nor its Subsidiaries or Affiliates is a fiduciary within the meaning of Section 3(21) or 3(38) of ERISA with respect to assets of a plan within the meaning of Treasury Regulation Section 2510.3-101, as revised by Section 3(42) of ERISA.

(e) Other than pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any equivalent state statute, neither MDLY nor any ERISA Affiliate maintains any MDLY Benefit Plan that provides benefits described in Section 3(1) of ERISA to any former employees, partners or retirees of MDLY or any of its ERISA Affiliates.

(f) MDLY has made available to SIC correct and complete copies of all MDLY Benefit Plans and, where applicable, each of the following documents with respect to such MDLY Benefit Plans: (i) the plan document together with all amendments thereto and restatements thereof (including, without limitation, complete copies of any plans that may have been merged into such plan), and any trust agreements; (ii) any service contracts; (iii) any documents governing the investment and management of the MDLY Benefit Plan, or the assets thereof, including, without limitation, any investment management agreements, annuity contracts and documents scheduling fees incurred by the sponsor or participants and beneficiaries; (iv) the most recent summary plan descriptions and summaries of material modifications; and (v) written communications by MDLY to employees regarding the MDLY Benefit Plans, to the extent the substance of the MDLY Benefit Plans described therein differ materially from the other documentation furnished under this clause.

Appendix B-23

(g) Neither MDLY, nor its Subsidiaries or Affiliates maintains any nonqualified deferred compensation plan or arrangement subject to Section 409A of the Code.

(h) Other than with respect to Vesting Medley Restricted Units, Non-Vesting Medley Restricted Units and MDLY RSUs, no partner or employee of MDLY or any of its Affiliates is entitled to, and no partner or employee of MDLY or any of its Affiliates will accrue or receive, additional benefits, accelerated rights to payment of benefits or accelerated vesting, whether pursuant to any MDLY Benefit Plan or otherwise, or become entitled to severance, termination allowance or other similar payments as a result of this Agreement and the transactions contemplated hereby. The execution of this Agreement and the consumption of the transactions contemplated hereby do not result in any payment or right to payment that (either alone or upon the occurrence of any additional or subsequent event will or may result in any “parachute payment” (as defined under Section 280G of the Code) or will or may result in a violation of Section 409A of the Code.

4.21 Other Employment Matters.

(a) Except as disclosed on Schedule 4.21(a), (i) MDLY, its Subsidiaries and their Affiliates (A) are in compliance in all material respects with all Applicable Laws and other obligations respecting employment and employment practices and terms and conditions of employment, including all minimum wage and overtime Applicable Laws and wage payment Applicable Laws, employee notification, leave, affirmative action, child labor, immigration, employment discrimination, or disability rights, (B) since December 31, 2014, have not received any notice of an investigation, charge, citation, penalty, or assessment from any Governmental Entity with respect to such labor and employment Applicable Laws which will or could reasonably be expect to result in a material liability, and (C) since December 31, 2014, have not, and are not, engaged in any unfair labor practice which will or could reasonably be expect to result in a material liability, (ii) since December 31, 2014, no unfair labor practice charge or complaint or labor arbitration proceeding is pending against MDLY, its Subsidiaries or their Affiliates which will or could reasonably be expect to result in a material liability, (iii) since December 31, 2014, there have been no and there currently are no labor strike(s), dispute(s), slowdown(s), or work stoppage(s) pending or, to the knowledge of MDLY or its Subsidiaries, threatened against or involving MDLY, its Subsidiaries or any of their Affiliates which will or could reasonably be expect to result in a material liability, (iv) neither MDLY, its Subsidiaries nor any of their Affiliates is or has been party to any collective bargaining agreement and no collective bargaining agreement or other contract, agreement, arrangement or understanding with a labor union or labor union organization is currently being negotiated by MDLY, its Subsidiaries or their Affiliates, and (v) to the knowledge of MDLY, no collective bargaining representation question exists respecting employees of MDLY, its Subsidiaries and their Affiliates.

(b) All employees of MDLY, its Subsidiaries and their Affiliates are legally authorized to work in the United States either because of their status as United States citizens, legal permanent residents, or by virtue of possessing a visa under Applicable Law relating to immigration control which visa allows for such employee to work in the United States. To the knowledge of MDLY, none of MDLY, its Subsidiaries and their Affiliates has employed a Person that is not legally authorized to be employed in the United States or continued to employ a Person knowing the Person ceased to be legally authorized to be employed in the United States. Each of MDLY, its Subsidiaries and their Affiliates has properly completed all legally required reporting and verification requirements pursuant to Applicable Law relating to immigration control for all of its employees, including the Form I-9. Each of MDLY, its Subsidiaries and their Affiliates has retained for each current employee the Form I-9 throughout such employee’s period of employment with MDLY, its Subsidiaries or their Affiliates and has retained a Form I- 9 for each former employee of MDLY, its Subsidiaries or their Affiliates for a period of one (1) year from the date of termination of such employee or three (3) years from the date of hire, whichever is later. In the preceding three years, neither MDLY, its Subsidiaries nor their Affiliates has received any written notice from any Governmental Entity that MDLY, its Subsidiaries or their Affiliates is in violation of any Applicable Law pertaining to immigration control or that any current or former employee of MDLY, its Subsidiaries or their Affiliates is or was not legally authorized to be employed in the United States or is or was using an invalid social security number, and there is no pending, or to the MDLY’s knowledge threatened, charge or complaint under the Immigration Reform and Control Act of 1986 against MDLY, its Subsidiaries or their Affiliates.

(c) All individuals considered by MDLY, its Subsidiaries and any of their Affiliates to be (i) independent contractors are, and could only be reasonably considered to be, in fact “independent contractors” and are not “employees” or “common law employees” for tax, benefits, wage, labor or any other legal purpose (other than workers compensation), and (ii) employees are, and could only be reasonably considered to be, in fact “employees” and “common law employees” and are not “partners” for tax, benefits, wage, labor or any other legal purpose.

Appendix B-24

4.22 Related Party Transactions. As of the date of this Agreement, neither MDLY nor any of its Subsidiaries is party to any transaction or arrangement under which any (i) present or former director or executive officer of MDLY or any of its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of any class of equity of MDLY or (iii) “affiliate,” “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon MDLY or any of its Subsidiaries or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by MDLY pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.23 Investment Advisor Matters.

(a) Each of MDLY and its Subsidiaries which is registered as an investment adviser with the SEC (each, a “MDLY Adviser”) has (i) adopted a formal code of ethics complying in all material respects with Rule 204A-1 under the Investment Advisers Act and, to the extent applicable, Rule 17j-1 under the Investment Company Act and (ii) adopted and implemented written policies and procedures that are reasonably designed to prevent and detect any material violations under applicable securities, commodities or other investment-related or trading-related laws (including the Investment Advisers Act). None of the MDLY Advisers nor any Persons “associated” (as defined in Section 202(a)(17) of the Investment Advisers Act) with the MDLY Advisers is in material violation of such code of ethics or policies and procedures. Since December 31, 2014, there has been no noncompliance by the MDLY Advisers or any of their respective employees or associated Persons with such code of ethics or policies and procedures, except for such matters that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect with respect to MDLY.

(b) None of the MDLY Advisers, any officer, director or employee thereof, MDLY or, to the knowledge of MDLY, any other “affiliated person” (as defined in the Investment Company Act) of the MDLY Advisers who is required to be eligible, is ineligible, or subject to potential ineligibility, pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve in any capacity referred to in Section 9(a) thereof to a registered investment company; and none of the MDLY Advisers, any officer, director or employee thereof, MDLY or, to the knowledge of MDLY, any other Person “associated” (as defined in Section 202(a)(17) of the Investment Advisers Act) with the MDLY Advisers who is required to be qualified, is subject to potential disqualification pursuant to Section 203 of the Investment Advisers Act from serving as an investment adviser or as a Person associated with an investment adviser to any Person or is subject to disqualification under Rule 206(4)-3 under the Investment Advisers Act; in each case, except for any such disqualification (x) that would not reasonably be expected to be material to the MDLY Adviser, or (y) with respect to which MDLY or another relevant Person has received exemptive relief from the SEC or another relevant Governmental Entity that has the effect of nullifying such disqualification; nor is there any proceeding or investigation pending or, to the knowledge of MDLY, threatened by any Governmental Entity that would result in any such ineligibility or disqualification, except for any such ineligibilities or disqualifications that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to MDLY.

(c) None of the MDLY Advisers or any of a MDLY Adviser’s directors or officers (together with the MDLY Advisers, “MDLY Adviser Regulation D Covered Persons”) is subject to a Disqualifying Event, and, to the knowledge of MDLY, there is no inquiry, investigation, proceeding or action pending against any MDLY Adviser Regulation D Covered Person that could reasonably be expected to result in a Disqualifying Event.

(d) Each MDLY Adviser is not prohibited from providing investment advisory services, or from charging fees therefor, by the “pay-to-play” rules of any jurisdiction, including Rule 206(4)-5 under the Investment Advisers Act.

(e) All deficiency letters and examination reports that the MDLY Advisers has received since December 31, 2014 from any Governmental Entity are listed on Section 4.23(e) of the MDLY Disclosure Schedule, true, correct and complete copies of which have been made available to SIC, along with all written responses thereto. All remedial actions necessary to cure in all material respects the deficiencies or violations set forth in such letters or reports have been taken by the MDLY Adviser. MDLY has made available to SIC all material correspondence relating to any material inquiry, examination or investigation by any Governmental Entity received since December 31, 2014 regarding the MDLY Advisers and any of their respective employees or associated Persons in connection with the services performed by such employees or associated Persons in connection with the business of MDLY or any of its Subsidiaries.

(f) None of the MDLY Advisers, any officer, director or employee thereof, MDLY or, to the knowledge of MDLY, any other “affiliated person” (as defined in the Investment Company Act) of the MDLY Advisers has any

Appendix B-25

express or implied understanding or arrangement which would reasonably be expected to impose an “unfair burden” (for purposes of Section 15(f) of the Investment Company Act) on any MDLY RIC Fund as a result of the Merger or the other transactions contemplated by this Agreement.

(g) Broker-Dealer Matters. Neither MDLY nor any of its Subsidiaries is, or on the Closing Date will be, required to be registered as a broker-dealer under the Exchange Act, or with any other Governmental Entity.

4.24 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV and any closing certificate delivered to SIC, neither MDLY nor any other Person on behalf of MDLY makes any express or implied representation or warranty with respect to MDLY, any of its Subsidiaries, or any other information provided to SIC in connection with the Merger and the other transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Neither MDLY nor any other Person will have or be subject to any claim, liability or indemnification obligation to SIC or any other Person resulting from the distribution or failure to distribute to SIC, or SIC’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to SIC in the electronic data room maintained by MDLY for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SIC

Except as disclosed in (i) the SIC SEC Reports (as defined in Section 5.5(c) below) filed prior to the date of this Agreement, or (ii) the SIC Disclosure Schedule, SIC and Merger Sub hereby represent and warrant to MDLY as follows:

5.1 Corporate Organization.

(a) SIC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of SIC and Merger Sub has the requisite corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on SIC.

(b) True, complete and correct copies of the SIC Charter, SIC Bylaws, Merger Sub Certificate and Merger Sub Bylaws have previously been made available to MDLY. SIC is not in violation of the SIC Charter or the SIC Bylaws.

(c) Except for Merger Sub and as set forth in Section 5.1(c) of the Disclosure Schedule, SIC has no Subsidiaries or other equity interest in any other Person. Each of SIC’s Subsidiaries (i) is duly formed and validly existing and in good standing under the laws of the state of its formation, (ii) has the requisite corporate or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on SIC. True, complete and correct copies of the Organizational Documents of each Subsidiary of SIC have previously been made available to MDLY. No Subsidiary of SIC is in violation of its Organizational Documents.

5.2 Capitalization.

(a) The authorized capital stock of SIC consists of 250,000,000 shares of SIC Common Stock of which, as of the date of this Agreement, 100,462,586 shares were issued and outstanding. As of the date of this Agreement, no shares of SIC Common Stock were reserved for issuance. All of the issued and outstanding shares of SIC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no SIC Voting Debt

Appendix B-26

is issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement, SIC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of SIC Common Stock, SIC Voting Debt or any other equity securities of SIC or any securities representing the right to purchase or otherwise receive any shares of SIC Common Stock, SIC Voting Debt or other equity securities of SIC. As of the date of this Agreement, except pursuant to this Agreement, there are no contractual obligations of SIC or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of SIC or any equity security of SIC or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of SIC or its Subsidiaries or (B) pursuant to which SIC or any of its Subsidiaries is or could be required to register shares of SIC capital stock or other securities under the Securities Act.

(b) Except as set forth in Section 5.2(b) of the SIC Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of SIC are owned, directly or indirectly, by SIC, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights. No Subsidiary of SIC has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) The Merger Shares, when issued in compliance with the provisions of this Agreement and the Form N-14 Registration Statement, will be validly issued and will be fully paid and nonassessable, free of any Liens, and will not be subject to any preemptive rights, whether arising under the laws of the State of Maryland or the SIC Charter or the SIC Bylaws, as amended or restated, or any SIC Contract.

(d) Except for amounts outstanding under the SIC Debt Documents, neither SIC nor any of its Subsidiaries has any Indebtedness for borrowed money.

5.3 Authority; No Violation.

(a) Each of SIC and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the SIC Stockholder Approval, to consummate the transactions contemplated hereby; provided, that in the case of Merger Sub, this Agreement and the consummation of the transactions contemplated hereby is subject to the approval and adoption of this Agreement by the sole stockholder of Merger Sub (which will occur via written consent in lieu of a meeting promptly following the execution and delivery of this Agreement). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the SIC Board, acting upon recommendation of the SIC Special Committee, and the Merger Sub Board. The Merger Sub Board has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, Merger Sub and SIC, as the sole stockholder of Merger Sub, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to SIC, as the sole stockholder of Merger Sub, for its adoption, and (iv) recommended that SIC, as the sole stockholder of Merger Sub, approve the adoption of this Agreement. The SIC Board, acting upon the recommendation of the SIC Special Committee, has unanimously determined that the Merger, this Agreement, the issuance of the Merger Shares and the other transactions contemplated by this Agreement are advisable and in the best interests of SIC and its stockholders, has approved the SIC Matters and has directed that the SIC Matters be submitted to the SIC’s stockholders for approval and adoption at a duly held meeting of such stockholders, together with the recommendation of the SIC Board that the stockholders approve and adopt the SIC Matters (the “SIC Board Recommendation”) and has adopted a resolution to the foregoing effect. Except for the approval and adoption of the SIC Matters at the SIC Stockholder Meeting (i) with respect to the Merger, the Amended and Restated Charter, and any other matters required to be approved or adopted by the stockholders of SIC in order to effect the Merger, the related issuance of the Merger Shares, and the other transactions contemplated by this Agreement (other than the Charter Amendment), by the affirmative vote of the holders of a majority of the outstanding shares of SIC Common Stock and (ii) with respect to the Charter Amendment by the affirmative vote of the holders of at least two-thirds (⅔) of the outstanding shares of SIC Common Stock (collectively, the foregoing (i) and (ii), the “SIC Stockholder Approval”), and the approval by SIC, in its capacity as the sole stockholder of Merger Sub (which will occur via written consent in lieu of a meeting promptly following the execution and delivery of this Agreement), no other corporate proceedings on the part of SIC or Merger Sub are necessary to approve the Merger, this Agreement, the issuance of the Merger Shares or the other transactions

Appendix B-27

contemplated hereby. This Agreement has been duly and validly executed and delivered by SIC and Merger Sub (assuming due authorization, execution and delivery by MDLY) constitutes the valid and binding obligation of each of SIC and Merger Sub, enforceable against SIC and Merger Sub, as the case may be, in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement by SIC or Merger Sub nor the consummation by SIC or Merger Sub of the transactions contemplated hereby, nor compliance by SIC or Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the SIC Charter, SIC Bylaws, Merger Sub Certificate or Merger Sub Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 5.4 are duly obtained and/or made, (A) violate any Applicable Law applicable to Merger Sub, SIC or any of its Subsidiaries, or any of their respective properties or assets, or (B) except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Merger Sub, SIC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, agreement or other instrument or obligation to which Merger Sub, SIC or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound (collectively, the “SIC Contracts”).

5.4 Consents and Approvals.

(a) Except for (i) the SEC Exemptive Relief, (ii) the filing with the SEC of the Form N-14 Registration Statement, the Joint Proxy Statement/Prospectus and the Schedule 13E- 3, and declaration of effectiveness thereof by the SEC, (iii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (iv) any notices, consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of the NYSE or any SRO, (v) any notices or filings under the HSR Act and the expiration of applicable waiting periods, (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement, (vii) compliance with the Investment Company Act and the rules and regulations promulgated thereunder and (viii) as set forth on Section 5.4(a) of the SIC Disclosure Schedule (the foregoing (i) through (viii) referred to collectively as the “SIC Required Approvals” and together with the MDLY Required Approvals, the “Required Approvals”), no other consents, authorizations, approvals, or exemptions from, or notices to, or filings with, any Governmental Entity are necessary in connection with the execution and delivery by SIC and Merger Sub of this Agreement or the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement.

(b) Except for matters covered in the immediately preceding Section 5.4(a), no consents or approvals of any Person are necessary in connection with the execution and delivery by SIC or Merger Sub of this Agreement or the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement.

5.5 Reports; Regulatory Matters.

(a) SIC and each of its Subsidiaries have timely filed all reports, registration statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2014 with (i) the SEC and (ii) any SROs and with each applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2014, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any SRO or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations of SIC and its Subsidiaries conducted by a SRO or Governmental Entity in the ordinary course of the business, no SRO or Governmental Entity has initiated since December 31, 2014 or has pending any proceeding, enforcement action or, to the knowledge of SIC, investigation into the business, disclosures or operations of SIC or any of its Subsidiaries. Since December 31, 2014, no SRO or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of SIC, investigation into the business, disclosures or operations of SIC or any of its Subsidiaries. There is no unresolved, or, to SIC’s knowledge, threatened criticism, comment, exception or stop order by any SRO or Governmental Entity with respect to any report or statement relating to any examinations or inspections of SIC or any of its Subsidiaries. Since December 31, 2014, there have been no formal or informal inquiries by, or disagreements or disputes with, any SRO or Governmental Entity with respect to the business, operations, policies or procedures of SIC or any of its Subsidiaries (other than

Appendix B-28

normal examinations conducted by a SRO or Governmental Entity in SIC’s ordinary course of business). SIC has made available to MDLY all correspondence between SIC or any of its Subsidiaries and the SEC and any other SRO or Governmental Entity since December 31, 2014.

(b) Neither SIC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2014 a recipient of any supervisory letter from, or since December 31, 2014 has adopted any policies, procedures or board resolutions at the request or suggestion of, any SRO or Governmental Entity that currently restricts in any material respect the conduct of its business, or that in any material manner relates to its credit, risk management or compliance policies, its internal controls, its management or its business (each item in this sentence, a “SIC Regulatory Agreement”), nor has SIC or any of its Subsidiaries been advised since December 31, 2014 by any SRO or Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such SIC Regulatory Agreement.

(c) SIC has filed on the SEC’s EDGAR system each (i) registration statement, prospectus, report, schedule and definitive proxy statement (including all exhibits, amendments and supplements thereto) filed with or furnished to the SEC by SIC or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act since December 31, 2014 (the “SIC SEC Reports”) and (ii) communication mailed by SIC to its stockholders since December 31, 2014. No such SIC SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements, proxy statements and prospectuses, on the dates of effectiveness, the dates of the relevant meetings and dates of use, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that information contained in any SIC SEC Report as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all SIC SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the other rules and regulations of the SEC with respect thereto. No executive officer of SIC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to any SIC SEC Report and, as of the date of this Agreement, to the knowledge of SIC, no SIC SEC Report is subject to any ongoing review by the SEC.

5.6 Financial Statements.

(a) The consolidated financial statements of SIC and its Subsidiaries included in the SIC SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of SIC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of SIC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments immaterial in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(b) Neither SIC nor any of its Subsidiaries has any liability or obligation of any nature whatsoever required by GAAP to be reflected or reserved for in a balance sheet (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of SIC included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (including any notes thereto) and for liabilities and obligations incurred in a commercially reasonable manner and in the ordinary course of business consistent with past practice since the date of such balance sheet.

(c) SIC has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of SIC and its Subsidiaries are being made only in accordance with authorizations of SIC management and the SIC Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of SIC and each of SIC’s Subsidiaries’ assets that could have a material effect on SIC’s consolidated financial statements. SIC has disclosed, based on its most recent evaluation of such internal

Appendix B-29

control over financial reporting prior to the date of this Agreement, to SIC’s auditors and the audit committee of the SIC Board and in Section 4.6(c) of the SIC Disclosure Schedule (x) any significant deficiency and material weakness in the design or operation of SIC’s internal control over financial reporting that is reasonably likely to adversely affect SIC’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves SIC management or other employees of SIC or any SIC Subsidiary who have a significant role in SIC’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(d) SIC’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by SIC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to SIC’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of SIC required under the Exchange Act with respect to such reports. SIC’s management has completed an assessment of the effectiveness of SIC’s disclosure controls and procedures and, to the extent required by Applicable Law, presented in any applicable SIC SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e) Since December 31, 2014, SIC and its principal executive officer and principal financial officer of SIC have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act. The principal executive officer and the principal financial officer of SIC have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each SIC SEC Report, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

5.7 Broker’s Fees. Except for Broadhaven Capital Partners, none of Merger Sub, SIC or any of its Subsidiaries or any of their respective officers or directors has used any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement.

5.8 Absence of Certain Changes or Events. Since December 31, 2017, (a) the respective businesses of SIC and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) none of SIC or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would result in a breach of the covenants set forth in Section 6.3, and (c) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SIC.

5.9 Legal Proceedings.

(a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, none of Merger Sub, SIC or any of its Subsidiaries is a party to any, and there are no pending or, to the best of SIC’s knowledge, threatened, legal, administrative, arbitral or other proceedings, Claims, actions, suits or governmental or regulatory investigations of any nature against Merger Sub, SIC or any of its Subsidiaries or to which any of their assets are subject.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, there is no judgment, settlement agreement, order, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their Subsidiaries) imposed upon Merger Sub, SIC, any of its Subsidiaries or the assets of Merger Sub, SIC or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Merger Sub, SIC or any of its Subsidiaries).

5.10 Taxes and Tax Returns. (a) Each of SIC and its Subsidiaries (i) has duly and timely filed (including all applicable extensions) all federal, state, local and foreign income and other material Tax Returns required to be filed by it and all such Tax Returns are accurate and complete, (ii) has paid all Taxes shown thereon as due and (iii) has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by the IRS or any other federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved

Appendix B-30

against under GAAP. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon SIC or any Subsidiary for which SIC does not have reserves that are adequate under GAAP. Neither SIC nor any Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among SIC and its Subsidiaries as described in the SIC Disclosure Schedule).

(b) Effective for the year ending December 31, 2012, SIC made a valid election under Subchapter M of Chapter 1 of the Code to be taxed as a regulated investment company. SIC has qualified as a regulated investment company at all times subsequent to such election, and expects to qualify as such for its current taxable year. With respect to each relevant taxable year, SIC has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code.

(c) SIC and its Subsidiaries have complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by Applicable Law, withheld from and paid over all amounts required to be so withheld and paid over under Applicable Laws.

(d) There are no Liens for Taxes upon the assets of SIC or any of the Subsidiaries, except for Liens for Taxes not yet due and payable and Liens for Taxes that are both being contested in good faith and adequately reserved for in accordance with GAAP.

(e) Neither SIC nor any Subsidiary has granted any waiver, extension, or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Return that is outstanding, nor any request for such waiver or consent has been made.

5.11 Compliance with Applicable Law. Merger Sub, SIC and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, and have complied in all respects with and are not in default in any respect under any, any Permit or Applicable Law, except for such failures, non-compliance or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on SIC.

5.12 Certain Contracts. (a) Except as set forth in Section 5.12(a) of the SIC Disclosure Schedule or as expressly contemplated by this Agreement, neither SIC nor any of its Subsidiaries is a party to or bound by any SIC Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the SIC SEC Reports filed prior to the date hereof (collectively, the “SIC Material Contracts”).

(b) Except as set forth in Section 5.12(b) of the SIC Disclosure Schedule, (i) each SIC Material Contract is valid and binding on SIC or its applicable Subsidiary, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect, (ii) SIC and each of its Subsidiaries and, to SIC’s knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each SIC Material Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of SIC or any of its Subsidiaries or, to SIC’s knowledge, any other party thereto under any such SIC Material Contract. Except as set forth in Section 5.12 of the SIC Disclosure Schedule, there are no disputes pending or, to SIC’s knowledge, threatened with respect to any SIC Material Contract.

5.13 Investment Securities. SIC has good title to all securities (including any evidence of Indebtedness) owned by it, free and clear of any Liens, except (a) for those Liens or restrictions arising under the Organizational Documents of the issuers of such securities, (b) to the extent such securities are pledged in connection with the SIC Debt Documents, (c) for restrictions on transferability arising under federal or state securities laws or (d) for Liens or restrictions which would not individually or in the aggregate be material with respect to the value, ownership or transferability of such securities.

5.14 Property. SIC or one of its Subsidiaries (a) has good and marketable title to all the properties and assets (excluding securities, which are addressed in Section 5.13 above) reflected in the latest audited balance sheet included in such SIC SEC Reports as being owned by SIC or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens of any nature whatsoever, except Permitted Liens, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such SIC SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to SIC’s knowledge, the lessor.

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5.15 Intellectual Property. SIC owns or possesses sufficient Intellectual Property Rights reasonably necessary to conduct its business as now conducted and as described in the SIC SEC Reports, except where the failure to own or possess such rights would not reasonably be expected to result in a Material Adverse Effect on SIC; and the expected expiration of any of such Intellectual Property Rights would not result in a Material Adverse Effect on SIC.

5.16 State Takeover Laws.

(a) Neither SIC nor Merger Sub is or has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of MDLY, as defined in Section 203 of the DGCL, that is subject to the restrictions imposed by Section 203 of the DGCL.

(b) Either (i) no Takeover Statute under the laws of the State of Maryland applies to SIC in connection with the Merger or the other transactions contemplated by this Agreement, or (ii) the SIC Board has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions imposed by any Takeover Statute.

5.17 Opinion. The SIC Special Committee has received the opinion of Broadhaven Capital Partners to the effect that, subject to certain assumptions, limitations and qualifications set forth therein, (a) the consideration to be issued by SIC as set forth in this Agreement and the MCC Merger Agreement, considered as a whole and not in separate parts, is fair, from a financial point of view, and (b) the consideration to be issued by SIC as set forth in this Agreement is fair to SIC from a financial point of view; it being agreed that MDLY is not entitled to rely upon such opinion.

5.18 SIC Information. The information relating to SIC and its Subsidiaries that is provided by SIC or its representatives for inclusion in the Form N-14 Registration Statement, Joint Proxy Statement/Prospectus and/or the Schedule 13E-3, or in any application, notification or other document filed with any other SRO or Governmental Entity (including the SEC) in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form N-14 Registration Statement and the Schedule 13E-3 as it relates to SIC and its Subsidiaries and other portions within the reasonable control of SIC and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

5.19 Insurance. SIC and its Subsidiaries maintain, or are covered by, policies of insurance in such amounts and against such risks as are customary in the industries in which SIC and its Subsidiaries operate. Except as would not be reasonably expected to have a Material Adverse Effect on SIC, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, the execution (but not the performance) of this Agreement.

5.20 Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC and its Subsidiaries, taken as a whole, there are no legal, administrative, arbitral or other proceedings, Claims, actions, causes of action or notices with respect to any Environmental Laws, pending or threatened against SIC or any of its Subsidiaries. Neither SIC nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or Third Party imposing any liability or obligation with respect to any of the foregoing.

5.21 No Financing Condition. SIC has sufficient immediately available funds in cash or cash equivalents, or available under lines of credit in effect as of the date hereof, and at Closing will have sufficient immediately available funds in cash or cash equivalents, in each case as necessary to pay the full amount of the cash portion of the Merger Consideration in accordance with the terms of this Agreement.

5.22 Section 15(f). Neither SIC nor any of its Affiliates has any express or implied understanding or agreement which would impose an unfair burden on SIC that would preclude satisfaction of the safe harbor provided by Section 15(f) of the Investment Company Act as a result of the Merger and the other transactions contemplated by this Agreement.

5.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V and any closing certificate delivered to MDLY, neither SIC nor any other Person on behalf of SIC makes any express or implied representation or warranty with respect to SIC, any of its Subsidiaries, any investment assets

Appendix B-32

or portfolio company, or any other information provided to MDLY in connection with the Merger and the other transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Neither SIC nor any other Person will have or be subject to any claim, liability or indemnification obligation to MDLY or any other Person resulting from the distribution or failure to distribute to MDLY, or MDLY’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to MDLY in the electronic data room maintained by SIC for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article V.

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or the MCC Merger Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, (a) each of MDLY and SIC shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date hereof, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of MDLY and SIC shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of MDLY or SIC either to obtain any necessary approvals of any SRO or Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

6.2 MDLY Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or as provided in Section 6.2 of the MDLY Disclosure Schedule, MDLY shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of SIC (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) incur any Indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any Person;

(b) (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, other than (A) its regular quarterly dividend consistent with past practice of no more than $0.20 per share, and (B) dividends paid by any of the Subsidiaries of MDLY (other than Medley LLC) to any of its wholly-owned Subsidiaries;

(iii) make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest; or

(iv) grant any stock options or restricted shares or restricted units or restricted stock units, or grant any Person any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

(c) sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any Person other than a wholly owned Subsidiary or cancel, release or assign any material amount of Indebtedness owed to or any claims held by MDLY or any of its Subsidiaries, in each case other than pursuant to contracts in force as of the date of this Agreement and set forth in Section 6.2(c) of the MDLY Disclosure Schedule;

(d) [intentionally omitted.]

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(e) amend the MDLY Certificate or MDLY Bylaws or the Organizational Documents of any Subsidiary of MDLY, or take any action to exempt any Person (other than SIC or its Subsidiaries) or any action taken by any Person from any Takeover Statute or similarly restrictive provisions of its Organizational Documents;

(f) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any MDLY Material Contract (or any contract that, if existing as of the date hereof, would be a MDLY Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing MDLY Material Contract that occurs automatically without any action (other than notice of renewal) by MDLY or any of its Subsidiaries, (B) the entry into any modification or amendment of, or waiver or consent under, any MDLY Material Contract as required or necessitated to obtain any MDLY Required Approval, (C) the termination of a MDLY Material Contract specifically contemplated by this Agreement, or (D) amendments, waivers or consents to or under the MDLY Debt Documents in the ordinary course of business consistent with past practice;

(g) form any Person that would comprise a Subsidiary or dissolve or liquidate any Subsidiary;

(h) except as required pursuant to the terms of a MDLY Benefit Plan in effect as of the date hereof, or as otherwise required by Applicable Law, (i) increase the rate of compensation or benefits payable to any partner, director, executive officer, employee or other service provider of MDLY or any of its Subsidiaries, except, for employees who are not executive officers or partners, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed ten percent (10%) in the aggregate, (ii) establish, adopt, materially amend or terminate any MDLY Benefit Plan or any plan, agreement or arrangement that would be a MDLY Benefit Plan if in effect on the date hereof, (iii) take any action to accelerate the vesting, accrual or payment of, or to fund or in any other way secure the payment, of compensation or benefits under any MDLY Benefit Plan, except as otherwise provided in this Agreement, or (iv) hire any senior management employee or partner or terminate the employment or services of any senior management employee or partner other than for cause;

(i) (i) except for the Tax Receivables Termination Agreement, enter into, amend or modify any MDLY Tax Protection Agreement, (ii) materially amend any income Tax Return or any other material Tax Return, (iii) settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, Claim or assessment or (iv) enter into any material closing agreement related to Taxes, except in each case unless required by Tax law or necessary or appropriate to preserve the status of any Subsidiary of MDLY as a disregarded entity or partnership for U.S. federal income Tax purposes;

(j) acquire the assets, business, or properties of any non-Affiliated entity, or make any loans, advances or capital contributions to, or investments in, any Person (other than any wholly owned Subsidiary of MDLY);

(k) allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

(l) take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(m) implement or adopt any change in its Tax accounting or financial accounting principles, practices or methods, other than as may be required by Applicable Law, GAAP or regulatory guidelines;

(n) take any action that would be reasonably expected to prevent, materially impede or delay beyond the date set forth in Section 9.1(c) the consummation of the transactions contemplated by this Agreement; or

(o) agree to take, or publicly announce an intention to take, any of the actions prohibited by this Section 6.2.

6.3 SIC Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or as provided in Section 6.3 of the SIC Disclosure Schedule, SIC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of MDLY (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, other than (A) its regular quarterly dividend consistent with past practice, (B) dividends paid by any of the Subsidiaries of SIC to SIC or to any of its wholly-owned Subsidiaries and (C) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

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(iii) make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the SIC Charter or SIC Bylaws or under Subchapter M of Chapter 1 of the Code;

(iv) grant any stock options or restricted shares or restricted stock units, or grant any Person any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by the SIC SEC Reports; or

(v) issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by the SIC SEC Reports;

(b) sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any Person other than a wholly owned Subsidiary or cancel, release or assign any material amount of Indebtedness owed to or any claims held by any such Person, in each case other than pursuant to contracts in force at the date of this Agreement, except in furtherance of its investment objective as set forth in the SIC SEC Reports;

(c) [intentionally omitted.]

(d) except as contemplated by Section 2.6, amend, repeal or otherwise modify any provision of the SIC Charter, the SIC Bylaws, the Merger Sub Certificate or the Merger Sub Bylaws in a manner that would adversely affect MDLY, the stockholders of MDLY or the transactions contemplated by this Agreement;

(e) take any action, or permit the taking of any action, that will result in SIC not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the Merger Consideration due at Closing;

(f) take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(g) take any action that would be reasonably expected to prevent, materially impede or delay beyond the date set forth in Section 9.1(c) the consummation of the transactions contemplated by this Agreement; or

(h) agree to take, or publicly announce an intention to take, any of the actions prohibited by this Section 6.3.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1 Regulatory and Other Matters.

(a) The parties shall, and shall cause their respective Subsidiaries to, cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings with any Third Party or Governmental Entity and to take any further actions reasonably requested by the other party to obtain as promptly as practicable the Required Approvals and other consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement. MDLY and SIC shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case subject to Applicable Laws relating to the confidentiality of information, all information relating to MDLY or SIC, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any Third Party or any Governmental Entity in connection with obtaining the Required Approvals. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as reasonably practicable. The parties shall consult with each other with respect to the obtaining of the Required Approvals and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(b) Without in any way limiting the foregoing Section 7.1(a):

(i) SIC and MDLY shall as promptly as reasonably practicable prepare and file with the SEC the Form N-14 Registration Statement and the Schedule 13E-3, or amendments to the Form N-14 Registration

Appendix B-35

Statement and the Schedule 13E-3 previously filed with the SEC. Each of SIC and MDLY shall use its reasonable best efforts to have the Form N-14 Registration Statement declared effective under the Securities Act and to obtain clearance of the Schedule 13E-3 from the SEC as promptly as practicable after such filing, and MDLY and SIC shall promptly mail or deliver the Joint Proxy Statement/Prospectus to their respective stockholders upon such effectiveness. SIC shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” Permits required to issue the Merger Shares, and MDLY shall use reasonable best efforts to furnish all information concerning MDLY and the holders of shares of Class A Common Stock as may be reasonably requested in connection with any such action. Each of SIC and MDLY shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Form N-14 Registration Statement, the Schedule 13E-3 or any other statement, filing, notice or application made by or on behalf of SIC, MDLY or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and provide the other party with a reasonable opportunity to review and comment on any such document. The information supplied or to be supplied by either SIC or MDLY, as the case may be, for inclusion in the Form N-14 Registration Statement and the Schedule 13E-3 shall not at the time the Form N-14 Registration Statement or the Schedule 13E-3, as applicable, is filed with the SEC or declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time each party shall notify the other party as promptly as practicable (i) upon becoming aware of any event or circumstance that should be described in an amendment to the Form N-14 Registration Statement, the Schedule 13E-3 or in a supplement to the Joint Proxy Statement/Prospectus or Schedule 13E-3, and MDLY and SIC shall cooperate in the prompt filing with the SEC of any necessary amendment to the Form N- 14 Registration Statement or supplement to the Joint Proxy Statement/Prospectus or Schedule 13E-3 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of MDLY and SIC and (ii) promptly after the receipt by it of any written or oral comments of the SEC with respect to, or of any written or oral request by the SEC for amendments or supplements to, the Form N-14 Registration Statement, the Joint Proxy Statement/Prospectus or the Schedule 13E-3, and shall promptly supply the other party with copies of all correspondence between it or any of its Representatives and the SEC with respect to any of the foregoing filings.

(ii) Each of SIC and MDLY shall, if and to the extent required, file with the FTC and the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act as promptly as reasonably practicable following the execution and delivery of this Agreement. Each of SIC and MDLY shall (A) cooperate and coordinate with the other in the making of such filings (if required), (B) supply the other with any information that may be required in order to make such filings, (C) supply any additional information that reasonably may be required or requested by the FTC or the DOJ, and (D) take all other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the Merger as soon as practicable. Each of SIC and MDLY shall promptly inform the other of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement in connection with such filings. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement pursuant to the HSR Act, then such party shall make (or cause to be made), as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(iii) Promptly following the date hereof, the parties will submit an amendment to the application for the SEC Exemptive Relief to the Staff of the Division of Investment Management of the SEC and thereafter each Party shall provide all such supplemental information reasonably requested by the Staff in connection therewith and shall use its commercially reasonable efforts to obtain the SEC Exemptive Relief. In the event the SEC conditions the granting of SEC Exemptive Relief upon a change to the transaction structure or other matters contemplated by this Agreement and the MCC Merger Agreement, the parties shall work together in good faith to make such changes and, if and to the extent necessary, to amend this Agreement to reflect such modified terms; provided, however, in no event shall any party be obligated to agree to any term that adversely changes the economic terms of this Agreement in any material respect or is inconsistent with the assumptions or other provisions set forth in the opinions of such party’s financial advisor; provided further that, in addition to any other approvals required by Applicable Law or this Agreement, any changes to the transaction structure or other

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matters contemplated by this Agreement (including, without limitation, any amendments to this Agreement) shall be subject to the prior approval of the MDLY Special Committee and the SIC Special Committee.

(c) Subject to Applicable Law, each of SIC and MDLY shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Required Approval will not be obtained or that the receipt of any such approval may be materially delayed.

7.2 Access to Information. (a) Upon reasonable notice and subject to Applicable Laws relating to the confidentiality of information, each of MDLY and SIC shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under Applicable Law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Neither MDLY nor SIC, nor any of their respective Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Applicable Law, fiduciary duty or binding confidentiality agreement with a Third Party entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) MDLY shall file all periodic reports required to be filed by it between the date hereof and the Effective Time. Each such filing shall be prepared in accordance with the applicable forms, rules and regulations of the SEC and shall satisfy the standard set forth in Section 4.5(c) for MDLY SEC Reports. SIC shall file all periodic reports required to be filed by it between the date hereof and the Effective Time. Each such filing shall be prepared in accordance with the applicable forms, rules and regulations of the SEC and shall satisfy the standard set forth in Section 5.5(c) for SIC SEC Reports.

(c) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of July 16, 2018 (the “Confidentiality Agreement”).

(d) Each party acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to the other party, and in no event shall either party have any liability to the other party with respect to a breach of representation or warranty under this Agreement to the extent that the non-breaching party knew of such breach as of the date hereof.

7.3 MDLY Stockholder Approval.

(a) Subject to the earlier termination of this Agreement in accordance with Article IX, MDLY shall, as soon as practicable following the effectiveness of the Form N-14 Registration Statement and clearance of the Schedule 13E-3 by the SEC, duly call, take any action required by the DGCL, the MDLY Certificate or MDLY Bylaws and any applicable requirements of the SEC or the NYSE necessary to give notice of, convene and hold, as promptly as practicable, MDLY Stockholder Meeting for the purpose of obtaining MDLY Stockholder Approval. The record date for MDLY Stockholder Meeting shall be determined in prior consultation with and subject to the prior written approval of SIC (which prior written approval shall not be unreasonably delayed, conditioned or withheld). In connection therewith, each of the MDLY Board and the MDLY Special Committee shall be permitted to adjourn, delay or postpone MDLY Stockholder Meeting in accordance with Applicable Law (but not beyond the Outside Date) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the MDLY Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by MDLY’s stockholders prior to MDLY Stockholder Meeting, (ii) if there are insufficient shares of MDLY Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of MDLY Stockholder Meeting, or (iii) to allow reasonable additional time to solicit additional proxies to the extent the MDLY Board or any committee thereof reasonably believes necessary in order to obtain MDLY Stockholder Approval. Unless the MDLY Board has made an MDLY Adverse Recommendation Change, MDLY shall, through the MDLY Board, make the MDLY Board Recommendation, and shall include such MDLY Board Recommendation in the Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from MDLY stockholders

Appendix B-37

proxies in favor of MDLY Stockholder Approval, and (y) take all other action necessary or advisable to secure MDLY Stockholder Approval. For the avoidance of doubt, the MDLY Stockholder Meeting may be held prior to receipt of the SEC Exemptive Relief; provided, however, that receipt of the SEC Exemptive Relief shall be a condition to Closing.

(b) Except as expressly permitted in Section 7.11(e), neither the MDLY Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify a MDLY Board Recommendation, (ii) fail to publicly announce, within fifteen (15) Business Days after a tender offer or exchange relating to the securities of MDLY shall have been commenced, a statement disclosing that the MDLY Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (any of the foregoing (i) through (iii) being referred to as a “MDLY Adverse Recommendation Change”).

7.4 SIC Stockholder Approval.

(a) Subject to the earlier termination of this Agreement in accordance with Article IX, SIC shall, as soon as practicable following the effectiveness of the Form N-14 Registration Statement and clearance of the Schedule 13E-3 by the SEC, duly call, take any action required by the MGCL, the SIC Charter or SIC Bylaws and any applicable requirements of the SEC necessary to give notice of, convene and hold, as promptly as practicable, the SIC Stockholder Meeting for the purpose of obtaining the SIC Stockholder Approval. The record date for the SIC Stockholders Meeting shall be determined in prior consultation with and subject to the prior written approval of MDLY (which prior written approval shall not be unreasonably delayed, conditioned or withheld). In connection therewith, the SIC Board shall be permitted to delay or postpone, and the duly appointed Chairman of the SIC Stockholder Meeting shall be permitted to adjourn, the SIC Stockholder Meeting in accordance with Applicable Law (but not beyond the Outside Date) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the SIC Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SIC’s stockholders prior to the SIC Stockholder Meeting, (ii) if there are insufficient shares of SIC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SIC Stockholder Meeting, or (iii) to allow reasonable additional time to solicit additional proxies reasonably necessary in order to obtain the SIC Stockholder Approval. Unless the SIC Board has made an SIC Adverse Recommendation Change, SIC shall, through the SIC Board, make the SIC Board Recommendation, and shall include such SIC Board Recommendation in the Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from SIC stockholders proxies in favor of the SIC Stockholder Approval, and (y) take all other action necessary or advisable to secure the SIC Stockholder Approval. For the avoidance of doubt, the SIC Stockholder Meeting may be held prior to receipt of the SEC Exemptive Relief; provided, however, that receipt of the SEC Exemptive Relief shall be a condition to Closing.

(b) Except as expressly permitted in Section 7.11(e), neither the SIC Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the SIC Board Recommendation, (ii) fail to publicly announce, within fifteen (15) Business Days after a tender offer or exchange relating to the securities of SIC shall have been commenced, a statement disclosing that the SIC Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (any of the foregoing (i) through (iii) being referred to as a “SIC Adverse Recommendation Change”).

7.5 Exchange Listing. SIC shall take all steps as may be reasonably necessary to cause the outstanding SIC Common Stock, the Merger Shares and the shares of SIC Common Stock to be issued in the MCC Merger to be listed for trading on the NYSE.

7.6 Conversion of Medley LLC Units. Immediately prior to Closing, MDLY shall take, and shall cause Medley LLC to take, all such steps as may be necessary to cause the Units (including Vesting Medley Restricted Units that have vested, but excluding Non-Vesting Medley Restricted Units) held by members of Medley LLC, other than MDLY, to be converted into Class A Common Stock of MDLY in accordance with the MDLY LLC Exchange Agreement and the Tax Receivable Termination Agreement as of immediately prior to the Effective Time.

7.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual Claim against any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of MDLY

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or any of its Subsidiaries or who is or was serving at the request of MDLY or any of its Subsidiaries as a director or officer of another person (the “Indemnified Parties”), based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of MDLY or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their commercially reasonable efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on the date of this Agreement in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or by-laws (or comparable Organizational Documents), and any existing indemnification agreements set forth in Section 7.7 of the MDLY Disclosure Schedule, shall, notwithstanding that the separate corporate existence of MDLY shall cease as of the Effective Time, survive the Merger as a contractual obligation of the Surviving Company and shall continue in full force and effect in accordance with their terms for a period of six (6) years from the Closing Date, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the request of SIC pursuant to Section 7.8 hereof, it being understood that nothing in this sentence shall require any amendment to the articles or certificate of incorporation or bylaws of the Surviving Company.

(b) For a period of six (6) years from the Closing Date, the Surviving Company shall to the fullest extent permitted by Applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses (subject to an undertaking, in such form as may be reasonably required by the Surviving Company, to reimburse the portion (if any) of any expenses advanced to the Indemnified Party relating to Claims as to which it shall ultimately be adjudged that the standard of conduct has not been met by the Indemnified Party for entitlement to such indemnification) to, each Indemnified Party against all losses, Claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of MDLY or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of SIC pursuant to Section 7.8 hereof; provided, that the Surviving Company (i) shall not be liable for any amounts paid in the settlement of any Claim without its prior written consent, (ii) shall be obligated to pay the fees and expenses of only one counsel (approved in advance by the Surviving Company) for all Indemnified Parties (except with respect to the MDLY Special Committee, which may retain its own separate counsel in its sole discretion) with respect to any single Claim unless the Surviving Company assumes the defense of such Claim, in which case it shall not be liable for any fees and expenses of counsel to the Indemnified Parties in respect of such Claim (except for any fees and expenses of any separate counsel to the MDLY Special Committee); and (iii) shall not be liable to the extent that a judgment of a court of competent jurisdiction determines that any Claim is the result of the gross negligence or willful misconduct or results from a decision made by the Indemnified Party when he or she had no good faith belief that he or she was acting in the best interests of MDLY or any of its Subsidiaries.

(c) SIC shall, at its sole cost, cause the individuals serving as officers and directors of MDLY or any of its Subsidiaries immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by MDLY through the purchase of so-called “tail” insurance (provided that SIC or the Surviving Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous in any material respect than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such. In connection with the foregoing, SIC shall not be required to expend in the aggregate for the entire six-year period referred to above amount in excess of 300% of the annual premiums currently paid by MDLY for such insurance.

(d) The provisions of this Section 7.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

(e) Except to the extent required by Applicable Law, nothing in this Section 7.7 shall require SIC or the Surviving Company to indemnify any Indemnified Party with respect to any Claim arising with respect to acts or omissions by such Indemnified Party taken prior to the Effective Time pursuant to the MDLY Related Agreements for which such Indemnified Party is not entitled to indemnification under any of the MDLY Related Agreements.

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7.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at SIC’s sole expense, take all such necessary action as may be reasonably requested by SIC.

7.9 Advice of Changes. Each of SIC and MDLY shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it, (ii) that it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants contained in this Agreement that would result in the conditions to Closing set forth in Article VIII not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

7.10 Exemption from Liability Under Section 16(b). Prior to the Effective Time, SIC and MDLY shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Class A Common Stock or conversion of any derivative securities in respect of such shares of Class A Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted thereunder.

7.11 No Solicitation.

(a) Subject to Section 7.11(d), each of MDLY and SIC shall, and shall use commercially reasonable efforts to cause its representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal.

(b) Until the earlier of the Effective Time and termination of this Agreement, each of MDLY and SIC shall, as promptly as reasonably practicable, and in any event within two (2) Business Days of receipt by it or any of its representatives of any Competing Proposal or any inquiry that could reasonably be expected to lead to a Competing Proposal, deliver to the other party a written notice setting forth: (A) the identity of the Third Party making such Competing Proposal or inquiry (to the extent not prohibited by any applicable confidentiality agreement existing prior to the date of this Agreement) and (B) the material terms and conditions of any such Competing Proposal. MDLY and SIC shall keep the other party reasonably informed of any material amendment or modification of any such Competing Proposal on a prompt basis, and in any event within two (2) Business Days thereafter.

(c) Except as otherwise provided in this Agreement (including Section 7.11(d)), until the earlier of Effective Time and termination of this Agreement in accordance with its terms, each of MDLY and SIC shall not, and shall not permit their respective Subsidiaries to, and shall use commercially reasonable efforts to cause their respective representatives not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage or facilitate any inquiry with respect to the making of any proposal or offer with respect to a Competing Proposal or (ii) engage in negotiations or discussions with, or furnish any material nonpublic information to, or enter into any agreement, arrangement or understanding with, any Third Party relating to a Competing Proposal or any inquiry or proposal that could reasonably be expected to lead to a Competing Proposal; provided however, that notwithstanding the foregoing, (A) each of MDLY and SIC may inform Persons of the provisions contained in this Section 7.11, and (B) each of MDLY and SIC shall be permitted to grant a waiver of, or terminate, any “standstill” or similar obligation of any Third Party with respect to MDLY or SIC, as applicable, in order to allow such Third Party to submit a Competing Proposal, if the MDLY Board (or the MDLY Special Committee) or SIC Board (or the SIC Special Committee), as applicable, determines in good faith (after consultation with such party’s legal counsel) that a failure to take such action with respect to such “standstill” or similar obligation could reasonably be expected to be inconsistent with its duties under Applicable Law.

(d) Notwithstanding anything to the contrary contained in this Agreement, in the event that MDLY (or its representatives on MDLY’s behalf) or SIC (or its representatives on SIC’s behalf) receives a Competing Proposal from any Third Party (i) during the MCC Go-Shop Period, MDLY and the MDLY Board (or the MDLY Special Committee) and its representatives or SIC and the SIC Board (or the SIC Special Committee) and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates (without the MDLY Board or SIC Board, as applicable, being required to make the determination in clause (iii) of this Section 7.11(d)), (ii) during and after

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the expiration of the MCC Go-Shop Period, but prior to the date that MDLY Stockholder Approval is obtained (in the case of MDLY), or the Required SIC Stockholder Approval is obtained (in the case of SIC), MDLY and its representatives or SIC and its representatives, as applicable, may contact such Third Party to clarify any ambiguous terms and conditions thereof (without the MDLY Board or SIC Board, as applicable, being required to make the determination in clause (iii) of this Section 7.11(d)), and (iii) after the expiration of the MCC Go-Shop Period, but prior to the date that MDLY Stockholder Approval is obtained (in the case of MDLY), or the Required SIC Stockholder Approval is obtained (in the case of SIC), MDLY and the MDLY Board (or the MDLY Special Committee) and its representatives or SIC and the SIC Board (or the SIC Special Committee) and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates if the MDLY Board (or the MDLY Special Committee) or SIC Board (or the SIC Special Committee), as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that (A) such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) failure to consider such Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MDLY or SIC, as applicable, under Applicable Law; provided in the case of clauses (i) through (iii) above, that (x) any such Competing Proposal did not result from any material breach of any of the provisions set forth in this Section 7.11, (y) prior to furnishing any material non-public information concerning MDLY or SIC, as applicable, MDLY or SIC, as applicable, receives from such Third Party, to the extent such Third Party is not already subject to a confidentiality agreement with MDLY or SIC, as applicable, a confidentiality agreement containing confidentiality terms that are not less favorable in the aggregate to MDLY or SIC, as the case may be, than those contained in the Confidentiality Agreement (unless MDLY or SIC, as applicable, offers to amend the Confidentiality Agreement to reflect such more favorable terms) (it being understood and agreed that such confidentiality agreement need not restrict the making of Competing Proposals (and related communications) to MDLY or the MDLY Board or to SIC or the SIC Board, as the case may be) (an “Acceptable Confidentiality Agreement”) and (z) MDLY or SIC, as the case may be, shall (subject to the terms of any confidentiality agreement existing prior to the date hereof) promptly provide or make available to the other party any material written non-public information concerning it that it provides to any Third Party given such access that was not previously made available to the other party or its representatives.

(e) Except as otherwise provided in this Agreement, (i) the MDLY Board shall not effect a MDLY Adverse Recommendation Change and the SIC Board shall not effect an SIC Adverse Recommendation Change (each an “Adverse Recommendation Change”), (ii) MDLY Board shall not approve or recommend, or allow MDLY to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement), and (iii) the SIC Board shall not approve or recommend, or allow SIC to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement); provided however, that notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of MDLY Stockholder Approval (in the case of MDLY) or the Required SIC Stockholder Approval (in the case of SIC), the MDLY Board or SIC Board, as applicable, may (x) make an Adverse Recommendation Change if the board of directors effecting the Adverse Recommendation Change (or the MDLY Special Committee or SIC Special Committee, as applicable) determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make an Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MDLY Board or SIC Board, as applicable, under Applicable Law, or (y) if MDLY or SIC, as the case may be, has received a Competing Proposal that its board of directors (or the MDLY Special Committee or SIC Special Committee, as applicable) has determined in good faith (after consultation with its outside financial advisor and legal counsel) constitutes a Superior Proposal, authorize, adopt or approve such Superior Proposal and cause or permit MDLY or SIC, as applicable, to enter into a definitive agreement with respect to such Superior Proposal concurrently with the termination of this Agreement in accordance with Section 9.1(g) or 9.1(i), as applicable, but in each case only after providing the Notice of Adverse Recommendation or Notice of Superior Proposal, as applicable, and entering into good faith negotiations to the extent required by Section 7.11(f). The MDLY Board or the SIC Board, as applicable, shall (i) make an Adverse Recommendation Change, or (ii) terminate this Agreement in accordance with Section 9.1(g) or Section 9.1(i), in each case, only in accordance with this Section 7.11(e), only after complying with any applicable requirements in Section 7.11(f), and only if directed to take such action by the MDLY Special Committee or the SIC Special Committee, as applicable.

(f) Notwithstanding anything to the contrary in this Agreement, other than in connection with a Manager Competing Proposal (if applicable), no Adverse Recommendation Change may be made and no termination of this Agreement pursuant to Section 9.1(g) or Section 9.1(i), as applicable, may be effected, in each case until

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after the third (3rd) Business Day following receipt of written notice from the party intending to effect any Adverse Recommendation Change to the other party advising the other party that its board of directors intends to make an Adverse Recommendation Change (a “Notice of Adverse Recommendation”) or terminate this Agreement pursuant to Section 9.1(g) or 9.1(i), as applicable (a “Notice of Superior Proposal”), and specifying the reasons therefor, including, if the basis of the proposed action is a Superior Proposal, the material terms and conditions of any such Superior Proposal. Other than in connection with a Manager Competing Proposal (if applicable), at the option of the party not seeking to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(g) or 9.1(i), the parties shall negotiate in good faith during such period to amend this Agreement in such a manner that the relevant party no longer intends to make the Adverse Recommendation Change or the offer that was determined to constitute a Superior Proposal no longer constitutes a Superior Proposal. In determining whether to make an Adverse Recommendation Change or in determining whether a Competing Proposal constitutes a Superior Proposal, the applicable board of directors (including the MDLY Special Committee or the SIC Special Committee, as applicable) shall take into account any revisions to the terms of this Agreement proposed in writing by the other party in response to a Notice of Adverse Recommendation, a Notice of Superior Proposal or otherwise. Any material amendment to such Superior Proposal shall require a new Notice of Superior Proposal and the applicable party shall be required to comply again with the requirements of this Section 7.11(f). For the avoidance of doubt, this Section 7.11(f) shall not be applicable to a Manager Competing Proposal that shall constitute a Competing Proposal or a Superior Proposal.

(g) Nothing in this Agreement shall restrict MDLY or SIC from taking or disclosing a position contemplated by Rules 14d-9 or 14e-2(a) under the Exchange Act, or otherwise making disclosure to comply with Applicable Law (it being agreed that a “stop, look and listen” communication by the MDLY Board or SIC Board to its stockholders pursuant to Rule 14d-9(f) under the Exchange Act or a factually accurate public statement by MDLY or SIC that describes MDLY’s or SIC’s receipt, as applicable, of a Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed to be an Adverse Recommendation Change).

7.12 Treatment of Outstanding Indebtedness. On or prior to the Closing, MDLY and SIC shall each use commercially reasonable efforts to take or cause to be taken all actions with respect to their respective Indebtedness and the Indebtedness of their respective Subsidiaries that is necessary or advisable in connection with the Merger, including without limitation, obtaining all necessary consents of the holders of such Indebtedness, executing and delivering all documents, instruments, certificates and opinions of counsel required under the terms of such Indebtedness, making all necessary filings, and taking all other actions that the respective boards of directors or officers of MDLY and SIC determine to be necessary or advisable in connection with such Indebtedness, including any assumption, refinancing or consolidation of such Indebtedness.

7.13 Takeover Statutes. The parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

7.14 Stockholder Litigation. Between the date hereof and the Effective Time, the parties shall cooperate and consult with one another in connection with any proceeding, including by either party’s stockholders and other stakeholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement, the Merger and/or the transactions contemplated hereby. In furtherance of and without in any way limiting the foregoing, each of the parties shall use its respective commercially reasonable efforts to prevail in any such stockholder or stakeholder proceeding so as to permit the consummation of the Merger and/or the transactions contemplated by his agreement in the manner contemplated by this Agreement.

7.15 Section 15(f).

(a) SIC acknowledges that MDLY is entering into this Agreement in reliance upon the benefits and protections provided by Section 15(f) of the Investment Company Act. Subject to Applicable Law and the fiduciary duties of the SIC Board, SIC shall, to the extent within its control, not take any action, or omit to take any action, that would have the effect of causing the requirements of any of the provisions of Section 15(f) of the Investment Company

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Act not to be met in respect of the transactions contemplated by this Agreement. In that regard, subject to Applicable Law and the fiduciary duties of the SIC Board, SIC shall take such actions as are within its control so that:

(i) for a period of not less than three years after the Closing, at least 75% of the members of the SIC Board are not (A) “interested persons” (within the meaning of Section 2(a)(19) of the Investment Company Act) of the investment adviser of SIC after the Closing or (B) “interested persons” (within the meaning of Section 2(a)(19) of the Investment Company Act) of the investment adviser of SIC immediately prior to the Closing; and

(ii) for a period of not less than two years after the Closing, there shall not be imposed on SIC an “unfair burden” (as interpreted under Section 15(f) of the Investment Company Act) as a result of the transactions contemplated by this Agreement, or any express or implied terms, conditions or understandings applicable thereto.

(b) To the extent within the control of MDLY and its Subsidiaries, MDLY shall not, and shall cause its Subsidiaries not to, take any action that would cause the foregoing covenants to not be satisfied by SIC.

(c) Section 7.15(a) shall not apply in the event that the parties reasonably agree that Section 15(f) of the Investment Company Act no longer applies to the transactions contemplated by this Agreement. Section 7.15(a)(i) shall not apply to the extent SIC or any of its Affiliates obtains an exemptive order from the SEC as contemplated by Section 15(f)(3) of the Investment Company Act. Notwithstanding anything to the contrary contained herein, the covenants of the parties hereto contained in this Section 7.15 are intended only for the benefit of such parties and for no other Person.

7.16 Employment Matters. At or before the Closing, MDLY shall cause Medley Capital, LLC to enter into employment agreements substantially in the forms attached hereto as Exhibits E-1 through E-4 (the “Employment Agreements”) with the individuals identified in the Employment Agreements. In addition, prior to Closing, the SIC Board shall adopt an incentive plan on substantially the same terms as the existing MDLY Stock Plan (the “SIC Incentive Plan”), which SIC Incentive Plan shall become effective at the Effective Time.

7.17 Interaction with MCC Merger Agreement. Without the consent of MDLY, SIC agrees that it will not agree to any waiver or amendment of the MCC Merger Agreement to the extent such waiver or amendment would adversely affect the economic or other rights or interests of MDLY and its stockholders under this Agreement or the MCC Merger Agreement in any material respect.

7.18 Other Matters. On or prior to the Closing Date, SIC shall pay all accrued but unpaid fees payable to SIC Advisors LLC pursuant to the SIC Investment Advisory Agreement.

ARTICLE VIII
CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. (i) The MDLY Stockholder Approval shall have been obtained, and (ii) the Required SIC Stockholder Approval shall have been obtained.

(b) Form N-14 Registration Statement. The Form N-14 Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form N-14 Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c) Exchange Listing. The outstanding shares of SIC Common Stock, the Merger Shares and the shares of SIC Common Stock to be issued in the MCC Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(d) SEC Exemptive Relief. The SEC Exemptive Relief shall have been granted and be in full force and effect as of the Closing Date.

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(e) Blue Sky Filings. SIC shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement.

(f) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(g) HSR Act. Any applicable waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

(h) Exchange of Units. All issued and outstanding Units of Medley LLC (including Vesting Medley Restricted Units that have vested) other than Non-Vesting Medley Restricted Units and Medley LLC Units held by MDLY, shall have been converted into Class A Common Stock in accordance with the MDLY LLC Exchange Agreement on (and not sooner than) the Closing Date but prior to the Effective Time and no shares of Class A Common Stock issued in such conversion shall have been transferred by a Unitholder prior to the Effective Time.

(i) Tax Receivable Termination Agreement. The Tax Receivable Termination Agreement shall have been executed and delivered by all necessary parties and each of the representations and warranties of the “Unitholders” under (and as defined in) the Tax Receivable Termination Agreement shall be true and correct in all material respects on and as if made as of the Closing Date and each such Unitholder shall have complied with each of its covenants set forth in the Tax Receivable Termination Agreement since the date thereof.

(j) Intentionally omitted.

(k) Third Party Consents. MDLY shall have obtained written consents to the continuation, following the Effective Time, of the advisory relationship with private funds and managed accounts representing sixty-five percent (65%) of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018.

(l) Accounting Treatment. The SEC shall not have rescinded its confirmation that the equity of the surviving company in the Merger shall, following the Merger, be treated as a portfolio investment of SIC and reflected in SIC’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results shall not be consolidated into the financial statements of SIC.

(m) No Governmental Actions. There shall be no pending suit, action or proceeding by any Governmental Entity (i) challenging the acquisition by SIC of any MDLY Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated by this Agreement or seeking to obtain from MDLY or SIC any damages that are material in relation to MDLY and its Subsidiaries taken as a whole, or (ii) seeking to prohibit SIC or any of its Subsidiaries from effectively controlling in any material respect the business or operations of MDLY and its Subsidiaries.

8.2 Conditions to Obligations of SIC. The obligation of SIC to effect the Merger is also subject to the satisfaction, or waiver by SIC, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 8.4, the representations and warranties of MDLY set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and SIC shall have received a certificate signed on behalf of MDLY by the Chief Executive Officer or the Chief Financial Officer of MDLY to the foregoing effect.

(b) Performance of Obligations of MDLY. MDLY shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and SIC shall have received a certificate signed on behalf of MDLY by the Chief Executive Officer or the Chief Financial Officer of MDLY to such effect.

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(c) Outstanding Indebtedness. MDLY shall have delivered to SIC fully executed copies of all consents and approvals required in order to keep the Medley LLC Outstanding Indebtedness outstanding and the Medley LLC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof.

(d) Employment Matters. Each individual identified in an Employment Agreement shall have entered into such Employment Agreement substantially in the form set forth on Exhibits E-1 through E-4.

8.3 Conditions to Obligations of MDLY. Subject to Section 9.7, the obligation of MDLY to effect the Merger is also subject to the satisfaction or waiver by MDLY at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 8.4, the representations and warranties of SIC set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and MDLY shall have received a certificate signed on behalf of SIC by the Chief Executive Officer or the Chief Financial Officer of SIC to the foregoing effect.

(b) Performance of Obligations of SIC. SIC shall have (i) performed in all material respects all obligations required to be performed by it under this Agreement (other than its obligations under Section 7.17) at or prior to the Effective Time, and (ii) performed in all respects all obligations required to be performed by it under Section 7.17 at or prior to the Effective Time; and MDLY shall have received a certificate signed on behalf of SIC by the Chief Executive Officer or the Chief Financial Officer of SIC to such effect.

(c) Outstanding Indebtedness.

(i) SIC shall have taken all actions, and executed all documents, reasonably required of SIC by the holders of Medley LLC Outstanding Indebtedness in order to keep the Medley LLC Outstanding Indebtedness outstanding and the Medley LLC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof; provided, however, neither SIC nor any of its Subsidiaries shall be obligated to provide any guarantees or other credit support for any such Medley LLC Outstanding Indebtedness.

(ii) SIC shall have taken all actions, and executed all documents, reasonably required of SIC in order to keep the Indebtedness represented by the SIC Debt Documents outstanding and the SIC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof.

8.4 Standard. No representation or warranty of MDLY contained in Article IV or of SIC contained in Article V shall be deemed untrue, inaccurate or incorrect for purposes of Section 8.2(a) or 8.3(a), as applicable, under this Agreement, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of MDLY, or Article V, in the case of SIC, has had or would reasonably be expected to have a Material Adverse Effect with respect to MDLY or SIC, respectively (disregarding for purposes of this Section 8.4, except as it relates to Section 4.8 and Section 5.8, all qualifications or limitations set forth in any representations or warranties as to “materiality,” “Material Adverse Effect” and words of similar import). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (i) Section 4.2(a) and Section 5.2(a) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent (relative to Section 4.2(a) or Section 5.2(a), respectively, taken as a whole), and (ii) Sections 4.3(a) and 4.3(b)(i), in the case of MDLY, and Sections 5.3(a) and 5.3(b)(i), in the case of SIC, shall be deemed untrue and incorrect if not true and correct in all material respects.

8.5 Frustration of Closing Conditions. Neither MDLY nor SIC may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as applicable, to be satisfied if such failure was primarily caused by the party relying on such failure to perform any of its material obligations under this Agreement.

Appendix B-45

ARTICLE IX
TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the MDLY Stockholder Approval or the Required SIC Stockholder Approval:

(a) by mutual consent of MDLY and SIC in a written instrument authorized by the MDLY Board and the SIC Board;

(b) by either MDLY or SIC, if any Governmental Entity whose consent or approval is a condition to Closing set forth in Section 8.1 has denied the granting of any such consent or approval and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c) by either MDLY or SIC, if the Merger shall not have been consummated on or before March 31, 2020 (the “Outside Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the Closing to occur by or prior to the Outside Date;

(d) by either SIC or MDLY, at any time prior to the Effective Time, in the event that (i) MDLY or SIC, as the case may be, shall have failed to obtain MDLY Stockholder Approval or the Required SIC Stockholder Approval, as applicable, at the MDLY Stockholder Meeting or the SIC Stockholder Meeting, respectively, at which a vote is taken on the Merger, or (ii) the MCC Merger Agreement shall have been terminated;

(e) by either MDLY or SIC (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of MDLY, in the case of a termination by SIC, or SIC, in the case of a termination by MDLY, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.2 or 8.3, as the case may be, and which is not cured within thirty (30) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(f) by SIC, (i) within ten (10) Business Days after the MDLY Board shall have effected a MDLY Adverse Recommendation Change prior to receipt of the MDLY Stockholder Approval, (ii) in the event the MDLY Board shall have approved or authorized MDLY or any of its Subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a Competing Proposal or (iii) MDLY fails to include the MDLY Board Recommendation in the Joint Proxy Statement/Prospectus;

(g) by MDLY (at the direction of the MDLY Board or the MDLY Special Committee), in the event that:

(i) (A) MDLY shall have received a Superior Proposal, (B) subject to MDLY’s compliance with its obligations under Section 7.11(f), the MDLY Board or any authorized committee thereof (including the MDLY Special Committee) shall have authorized MDLY to enter into a definitive agreement to consummate the transaction contemplated by such Superior Proposal, and (C) concurrently with the termination of this Agreement, MDLY pays SIC the Termination Fee contemplated by Section 9.4 and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal; or

(ii) The MDLY Board (whether at the direction of the MDLY Special Committee or otherwise) shall have effected a MDLY Adverse Recommendation Change in accordance with the terms of Section 7.11.

(h) by MDLY, (i) within ten (10) Business Days after the SIC Board shall have effected a SIC Adverse Recommendation Change prior to receipt of the Required SIC Stockholder Approval, (ii) in the event the SIC Board shall have approved, or authorized SIC or any of its Subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a Competing Proposal or (iii) SIC fails to include the SIC Board Recommendation in the Joint Proxy Statement/Prospectus; or

Appendix B-46

(i) by SIC (at the direction of the SIC Board or the SIC Special Committee), in the event that:

(i) (A) SIC shall have received a Superior Proposal, (B) subject to SIC’s compliance with its obligations under Section 7.11(f), the SIC Board or any authorized committee thereof (including the SIC Special Committee shall have authorized SIC to enter into a definitive agreement to consummate the transaction contemplated by such Superior Proposal, and (C) concurrently with the termination of this Agreement, SIC pays MDLY the Termination Fee contemplated by Section 9.4 and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal; or

(ii) the SIC Board or any authorized committee thereof shall have effected a SIC Adverse Recommendation Change in accordance with the terms of Section 7.11.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h), or (i) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.2, specifying the provision or provisions hereof pursuant to which such termination is effected.

9.2 Effect of Termination. In the event of termination of this Agreement by either MDLY or SIC as provided in Section 9.1, this Agreement shall become void and have no effect, and none of MDLY, SIC, Merger Sub, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 7.2(c), 9.2, 9.3, 9.4, and Article X shall survive any termination of this Agreement, and (ii) except as provided in Section 10.9(c), neither MDLY nor SIC shall be relieved or released from any liabilities or damages arising out of its fraud or knowing and intentional breach of any provision of this Agreement.

9.3 Fees and Expenses. All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses; provided, that the costs and expenses of preparing, filing, printing and mailing the Form N-14 Registration Statement and related Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the Merger, and the fees of any HSR Act filing shall be borne equally by MDLY and SIC.

9.4 Termination Fee.

(a) In the event that this Agreement is terminated pursuant to Section 9.1(f) or Section 9.1(g) then, provided that SIC was not in material breach of its representations, warranties, covenants or agreements hereunder at the time of termination, MDLY will pay to SIC, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(f) or Section 9.1(g), as applicable, a fee in an amount equal to $3,000,000 (the “Termination Fee”).

(b) In the event that this Agreement is terminated pursuant to Section 9.1(h) or Section 9.1(i) then, provided that MDLY was not in material breach of its representations, warranties, covenants or agreements hereunder at the time of termination, SIC will pay to MDLY, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(h) or Section 9.1(i), as applicable, the Termination Fee.

(c) In the event that (i) prior to the MDLY Stockholder Meeting, a Third Party (the “MDLY Pre-Meeting Offeror”) makes a Competing Proposal to MDLY and/or its stockholders, or such Competing Proposal is otherwise publicly announced, and in each case such Competing Proposal not withdrawn prior to the MDLY Stockholder Meeting, (ii) this Agreement is validly terminated by either SIC or MDLY pursuant to Section 9.1(d)(i) (with respect to the failure to obtain MDLY Stockholder Approval), and (iii) within twelve (12) months following the date of such termination, MDLY consummates a Competing Proposal with the MDLY Pre-Meeting Offeror (provided that for purposes of this Section 9.4(c), the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed references to “fifty percent (50%)”), MDLY will pay to SIC, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(d)(i) (with respect to the failure to obtain MDLY Stockholder Approval), the Termination Fee.

(d) In the event that (i) prior to the SIC Stockholder Meeting, a Third Party (the “SIC Pre-Meeting Offeror”) makes a Competing Proposal to SIC and/or its stockholders, or such Competing Proposal is otherwise publicly announced, and in each case such Competing Proposal not withdrawn prior to the SIC Stockholder Meeting, (ii) this Agreement is validly terminated by either SIC or MDLY pursuant to Section 9.1(d)(i) (with respect to the

Appendix B-47

failure to obtain the Required SIC Stockholder Approval), and (iii) within twelve (12) months following the date of such termination, SIC consummates a Competing Proposal with the SIC Pre-Meeting Offeror (provided that for purposes of this Section 9.4(d), the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed references to “fifty percent (50%)”), SIC will pay to MDLY, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(d)(i) (with respect to the failure to obtain the Required SIC Stockholder Approval), the Termination Fee.

(e) The Termination Fee shall be payable (i) no later than two Business Days after the date on which this Agreement is terminated by SIC pursuant to Section 9.1(f) or by MDLY pursuant to Section 9.1(h), (ii) immediately prior to the time of termination by MDLY pursuant to Section 9.1(g) or by SIC pursuant to Section 9.1(i), (iii) pursuant to Section 9.4(c), within three (3) Business Days of the date on which MDLY consummates the Competing Proposal with the MDLY Pre-Meeting Offeror, and (iv) pursuant to Section 9.4(d), within three (3) Business Days of the date on which SIC consummates such Competing Proposal with the SIC Pre-Meeting Offeror. The parties hereto acknowledge and hereby agree that in no event shall any party be required to pay a Termination Fee on more than one occasion.

(f) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 9.4 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the Termination Fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties would not enter into this Agreement.

9.5 Amendment. This Agreement may be amended by the parties, by action taken or authorized by the MDLY Board, the MDLY Special Committee, the SIC Board and the SIC Special Committee, at any time before or after receipt of MDLY Stockholder Approval or SIC Stockholder Approval; provided, however, that after receipt of MDLY Stockholder Approval or SIC Stockholder Approval, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval of the stockholders of MDLY or SIC under Applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

9.6 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by the MDLY Board, the MDLY Special Committee, the SIC Board and the SIC Special Committee, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.7 Effect of SIC Related Agreements. Notwithstanding anything in this Agreement to the contrary, SIC will not be considered in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement to the extent such breach was or should reasonably have been known to MDLY as of the date of this Agreement or arose as a result of any act or omission by MDLY or any of its Subsidiaries not in compliance with their duties under the SIC Related Agreements.

Appendix B-48

ARTICLE X
GENERAL PROVISIONS

10.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the matters set forth in Section 7.7 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

10.2 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to Medley, to:
Medley Management, Inc.
280 Park Ave, 6th Floor East New York, NY 10017 Attn: Brook Taube e-mail: brook@mdly.com with a copy to:

Medley Management Inc.

600 Montgomery Street

35th Floor

San Francisco, CA 94111

Attn.: John Fredericks, General Counsel

e-mail: john.fredericks@mdly.com

Potter Anderson & Corroon LLP

1313 North Market Street

Wilmington, DE 19801

Attn.: Michael B. Tumas

e-mail: mtumas@potteranderson.com

(b)	If to SIC or Merger Sub, to:

Sierra Income Corporation

280 Park Avenue, 6th Floor East

New York, NY 10017

Attention: Oliver T. Kane

with a copy to:

Sullivan & Worcester LLP

1666 K Street, NW

Washington, DC 20006

Attention: David M. Leahy

Fax: (202) 293-2275

10.3 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The MDLY Disclosure Schedule and the SIC Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any Applicable Law.

Appendix B-49

10.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

10.5 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

10.6 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, any Federal court of the United States of America sitting in the State of Delaware, and the respective appellate courts from the foregoing (all of the foregoing, collectively, the “Delaware Courts”), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the applicable Delaware Court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the applicable Delaware Court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the applicable Delaware Court, and (iv) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the applicable Delaware Court. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Each party irrevocably consents to service of process in the manner provided for by Applicable Law. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Applicable Law.

10.7 Publicity. THE INITIAL PRESS RELEASE CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE A JOINT PRESS RELEASE. NEITHER MDLY NOR SIC SHALL, AND NEITHER MDLY NOR SIC SHALL PERMIT ANY OF ITS SUBSIDIARIES OR REPRESENTATIVES TO, ISSUE OR CAUSE THE PUBLICATION OF ANY PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT WITH RESPECT TO, OR OTHERWISE MAKE ANY PUBLIC STATEMENT CONCERNING, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT WITHOUT THE PRIOR WRITTEN CONSENT OF SIC, IN THE CASE OF A PROPOSED ANNOUNCEMENT OR STATEMENT BY MDLY, OR MDLY, IN THE CASE OF A PROPOSED ANNOUNCEMENT OR STATEMENT BY SIC; PROVIDED, HOWEVER, THAT EITHER PARTY MAY, AFTER PRIOR WRITTEN NOTICE TO THE OTHER PARTY, ISSUE OR CAUSE THE PUBLICATION OF ANY PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING TO THE EXTENT REQUIRED BY LAW OR BY THE RULES AND REGULATIONS OF THE NYSE; PROVIDED, HOWEVER, THE PARTY ISSUING SUCH PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING MUST CONSULT WITH THE OTHER PARTY BEFORE ISSUING SUCH PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING AND PROVIDE SUCH PARTY WITH AN OPPORTUNITY TO REVIEW AND COMMENT UPON SUCH PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING, WHICH COMMENTS THE OTHER PARTY SHALL CONSIDER IN GOOD FAITH.

10.8 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.7, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement. Except as provided in Section 7.7 only, SIC and MDLY hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon such representations and warranties set forth herein. The parties hereto further agree

Appendix B-50

that the rights of Third Party beneficiaries under Section 7.7 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.9 Remedies.

(a) Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement to be performed by either party was not performed in accordance with its specific terms or was otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by either party of any of its respective covenants or obligations set forth in this Agreement, the non-breaching party shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 10.9(b), neither party shall in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.9(b) are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.9(b) shall require either party to institute any proceeding for (or limit such party’s right to institute any proceeding for) specific performance under this Section 10.9(b) prior or as a condition to exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 10.9(b) or anything set forth in this Section 10.9(b) restrict or limit such party’s right to terminate this Agreement in accordance with Section 9.1 or pursue any other remedies under this Agreement that may be available then or thereafter.

(c) Notwithstanding anything to the contrary in this Agreement, the parties hereto expressly acknowledge and agree that the remedies set forth in Section 9.4 shall be the sole and exclusive remedies available to SIC, in the event this Agreement is terminated under Section 9.1(d) (i)(with respect to the failure to obtain MDLY Stockholder Approval), Section 9.1(f) or Section 9.1(g), and MDLY, in the event this Agreement is terminated under Section 9.1(d)(i) (with respect to the failure to obtain the Required SIC Stockholder Approval), Section 9.1 (h) or Section 9.1(i). To the extent SIC or MDLY is entitled to receive the Termination Fee, the receipt of such amounts shall be deemed to be full and final payment for any and all losses or damages suffered or incurred by SIC or MDLY, as applicable, or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of SIC nor any of its Affiliates, or MDLY or any of its Affiliates, as applicable, or any other Person shall be entitled to bring or maintain any other Claim against MDLY or SIC, as applicable, or any of their Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

10.10 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE

Appendix B-51

EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Appendix B-52

IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MEDLEY MANAGEMENT INC.
By:	/s/ Brook Taube
Name: Brook Taube
Title: Co-Chief Executive Officer
SIERRA INCOME CORPORATION
By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer
SIERRA MANAGEMENT, INC.
By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

[Signature Page to Amended and Restated MDLY Merger Agreement]

Appendix B-53

EXHIBIT A

Tax Receivable Termination Agreement

[See attached.]

Appendix B-54

EXECUTION VERSION

AMENDED AND RESTATED TERMINATION, WAIVER AND LOCKUP AGREEMENT

This AMENDED AND RESTATED TERMINATION, WAIVER AND LOCKUP AGREEMENT, dated as of July 29, 2019 (this “Agreement”), is entered into by and among Medley Management Inc., a Delaware corporation (the “MDLY”), Medley LLC, a Delaware limited liability company (“Medley”), Medley Group LLC, a Delaware limited liability company (“Medley Group”), each of the undersigned on the signature page hereto (the “Unitholders”) and Sierra Income Corporation (“SIC”, and collectively with MDLY, Medley, Medley Group and the Unitholders, the “Parties”).

WHEREAS, MDLY, Medley, and the Unitholders are parties to that certain Exchange Agreement, dated as of September 23, 2014 (as amended or otherwise modified from time to time, the “Exchange Agreement”);

WHEREAS, MDLY and the Unitholders, as the TRA Parties thereunder, are parties to that certain Tax Receivable Agreement dated as of September 23, 2014 (as amended or otherwise modified from time to time, the “Tax Receivable Agreement”);

WHEREAS, MLDY, Medley Group and the Unitholders, as the Covered Persons thereunder, are parties to that certain Registration Rights Agreement, dated September 23, 2014 (as amended or otherwise modified from time to time, the “Registration Rights Agreement”);

WHEREAS, MDLY has entered into a First Amended and Restated Agreement and Plan of Merger (the “MDLY Merger Agreement”), dated as of the date hereof, with SIC and Sierra Management Inc. (“Merger Sub”) pursuant to which MDLY will be merged (the “MDLY Merger”) with and into Merger Sub and the separate corporate existence of MDLY will cease (capitalized terms used in this Agreement without definition are used with the meanings given them in the MDLY Merger Agreement);

WHEREAS, SIC has also entered into a First Amended and Restated Agreement and Plan of Merger (the “MCC Merger Agreement”), dated as of the date hereof, with Medley Capital Corporation (“MCC”) pursuant to which MCC will be merged (the “MCC Merger”) with and into SIC and the separate corporate existence of MCC will cease;

WHEREAS, the Parties previously entered into that certain Termination, Waiver and Lockup Agreement, dated as of August 9, 2018 (the “Original Termination Agreement”);

WHEREAS, the Parties desire to enter into this Agreement in order to amend and restate the Original Termination Agreement in its entirety; and

WHEREAS, the Unitholders have consulted with their tax advisors and understand the consequences to them of the transactions contemplated by the MDLY Merger Agreement and this Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.      Termination of Tax Receivable Agreement.

(a)     Effective as of the Effective Time, and without any further action on the part of any person (including, without limitation, any of the Parties) and without any further consideration by MDLY or SIC, the Tax Receivable Agreement is hereby irrevocably and unconditionally terminated and shall be of no further force or effect with respect to the Parties, other than the provisions set forth in Section 7.12 (Confidentiality). Each of the Unitholders acknowledges and agrees that effective with the termination of the Tax Receivable Agreement any outstanding obligations of MDLY under the Tax Receivable Agreement to the Unitholders shall have been satisfied in full.

(b)    Notwithstanding anything to the contrary contained in the Tax Receivable Agreement, from and after the Effective Time, no party to the Tax Receivable Agreement shall have any further rights or obligations thereunder, including without limitation the obligation to pay, or the right to receive, any amount or benefit, including without limitation the Early Termination Payment (as defined in the Tax Receivable Agreement), other than the rights and obligations set forth in Section 7.12 (Confidentiality).

Appendix B-55

2.      Termination of Registration Rights Agreement. Effective as of the Effective Time, and without any further action on the part of any person (including, without limitation, any of the Parties), the Registration Rights Agreement is hereby irrevocably and unconditionally terminated and shall be of no further force or effect with respect to the Parties.

3.      Waiver; No Transfer of MDLY Class A Common Stock.

a.      Each Unithholder hereby agrees to (i) waive any and all rights to exchange Units for MDLY Class A Common Stock pursuant to the Exchange Agreement prior to the Effective Time, (ii) exchange its Units for MDLY Class A Common Stock immediately prior to the Effective Time as contemplated by Section 7.6 of the MDLY Merger Agreement and not otherwise, and (iii) not sell, transfer or otherwise dispose of any Units prior to the Effective Time.

b.      Each Unithholder hereby agrees to not sell, transfer or otherwise dispose of any shares of MDLY Class A Common Stock held by it and received upon conversion of the Units prior to the Effective Time.

4.      Lock Up. Each of the Unitholders hereby agrees:

(a)     Definitions. For purposes of this Section 4, the following terms shall have the meanings set forth below:

“Common Shares’ means the shares of common stock, par value $0.001 per share, of SIC.

“Lock-Up Period” means the period beginning on the Effective Time and ending on the first anniversary of the Effective Time; provided, however, in the case of a Unitholder identified on the signature pages hereto as an “Individual Unitholder” who is also an employee of Medley Capital LLC, SIC or any of its Affiliates on or after the Effective Time, with respect to such Individual Unitholder and his or her Permitted Transferees, the Lock-Up Period shall end as of the date of termination of such Unitholder’s employment, if prior to the first anniversary of the Effective Time, in the event that such termination is without Cause (as that term is defined in such Individual Unitholder’s employment agreement) or such Individual Unitholder terminates his or her employment with Good Reason (as that term is defined in such Individual Unitholder’s employment agreement).

“Lock-Up Shares” means any Common Shares that a Unitholder acquires pursuant to the MDLY Merger Agreement, including any that have been Transferred to a Permitted Transferee in accordance with Section 4(b) hereof (and shall include any shares of capital stock of SIC issued in respect thereof as a result of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization). For the avoidance of doubt, Common Shares shall cease to be Lock-Up Shares hereunder as of the end of the Lock-Up Period.

“Permitted Transfer” means any of the following:

(i)     the Transfer of any Lock-Up Shares to one (1) or more Permitted Transferees;

(ii)    the existence or creation of a testamentary power of appointment that may be exercised with respect to any Lock-Up Shares held by a trust; provided, however, that the Transfer of any Lock-Up Shares upon the exercise of a testamentary power of appointment to someone other than a Permitted Transferee shall not be a “Permitted Transfer” within the meaning of this paragraph (ii) of this definition; or

(iii)   any Transfer by will or pursuant to the Laws of descent and distribution by any Person described in paragraph (i) or (ii) of the definition of Permitted Transferee.

“Permitted Transferee” means any of the following:

(i)     any Immediate Family Member of the Unitholder or any lineal descendant of any such Immediate Family Member;

(ii)    any trust for the direct or indirect benefit of the Unitholder or any Immediate Family Member of the Unitholder; and

Appendix B-56

(iii)   any other entity directly or indirectly wholly-owned and controlled by the Unitholder or such Unitholder’s Permitted Transferees described in clauses (i) and (ii) of this definition.

For purposes of this definition, “lineal descendants” shall not include individuals adopted after attaining the age of eighteen (18) years and the adopted individual’s descendants.

“Transfer” means, with respect to Lock-Up Shares: (i) any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), pledge, encumbrance, grant of an option, hypothecation, mortgage, exchange, transfer or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of law), or agreement to do any of the foregoing, of any interest (legal or beneficial) in any Lock-Up Shares; (ii) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or warrants or other rights to purchase Common Shares, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (iii) any public announcement of an intention to effect any transaction specified in clause (i) or (ii); provided, however, that the term “Transfer” does not include any revocable proxy granted by the Unitholder or a Permitted Transferee or any exercise of rights by an executor, administrator, trustee, committee, guardian, conservator or receiver of the Unitholder or a Permitted Transferee, including the sale of Lock-Up Shares to pay any applicable estate taxes.

(b)    Restrictions on Transfer of Common Shares. Each Unitholder agrees that, during the Lock-Up Period, they will not Transfer any Lock-Up Shares other than pursuant to a Permitted Transfer; provided, however, that upon any Permitted Transfer each Permitted Transferee in such Transfer shall agree in writing to be bound by the restrictions set forth in this Section 4.

(c)     Legend. At the request of SIC, all share certificates or share statements evidencing Lock-Up Shares shall bear or contain a legend or notation substantially in the following form (or in such other form as SIC’s board of directors may determine):

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE / STATEMENT] ARE SUBJECT TO RESTRICTIONS ON TRANSFER SPECIFIED IN AN AGREEMENT WITH THE CORPORATION, AS THE SAME MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND THE CORPORATION RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SPECIFIED CONDITIONS HAVE BEEN FULFILLED. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE CORPORATION TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

The term “Corporation” shall mean SIC for purposes of the above legend.

(d)    Stop Transfer. SIC and its transfer agent are hereby authorized to decline to make any Transfer of Lock-Up Shares if such Transfer would constitute a violation or breach of this Section 4 and the Unitholder agrees and consents to the entry of stop transfer instructions with the SIC transfer agent and registrar against any Transfer of the Lock-Up Shares not made in compliance with this Section 4.

5.      Disparate Consideration. Each Unitholder expressly acknowledges and agrees that, in connection with the MDLY Merger, each share of MDLY Class A Common Stock held by such Unitholder shall be converted at the Effective Time into the right to receive the applicable per-share merger consideration as set forth in Section 2.4(c)(ii) of the MDLY Merger Agreement, in accordance with the terms and subject to the conditions set forth therein, and that the per-share merger consideration payable to such Unitholder pursuant to the terms and conditions of the MDLY Merger Agreement in respect of the shares of MDLY Class A Common Stock held by it and received on exchange of Units will have a per-share value less than the per-share value of the merger consideration payable pursuant to the terms and conditions of the MDLY Merger Agreement to holders of shares of MDLY Class A Common Stock who are not Unitholders (“Other Shareholders”), and such Unitholder expressly waives any right it may otherwise have to receive the higher per-share merger consideration payable to the Other Shareholders. Without limitation to the foregoing, each Unitholder hereby releases and forever discharges MDLY, SIC and their respective predecessors, successors and assigns, and all of their respective officers, directors, shareholders, employees, agents,

Appendix B-57

advisers and representatives of and from any and all liabilities, actions, suits, debts, accounts, obligations, covenants, claims and demands whatsoever, in law or in equity, which the Unitholder ever had, now has, or may have, or which any successor or assign of the Unitholder hereafter can, shall or may have, against any of MDLY, SIC and their respective predecessors, successors and assigns, and all of their respective officers, directors, shareholders, employees, agents, advisers and representatives, relating to, resulting from or arising out of the matters described in this Paragraph 5. In addition to the foregoing release, the Unitholders shall execute and deliver at the Effective Time a bring down release agreement in the form of Exhibit A attached hereto.

6.      Release. Each of the Parties (each a “Releasor”) hereby releases and forever discharges each other party to the Exchange Agreement, Tax Receivable Agreement and the Registration Rights Agreement, as applicable, and their respective predecessors, successors and assigns, and all of their respective partners, independent contractors, officers, directors, shareholders, employees, agents, advisers and representatives (collectively in each case, the “Released Parties”), of and from any and all liabilities, actions, suits, debts, accounts, obligations, covenants, claims and demands whatsoever, in law or in equity, which the Releasor ever had, now has, or may have, or which any successor or assign of the Releasor hereafter can, shall or may have, against any Released Party, relating to, resulting from or arising out of the Exchange Agreement, Tax Receivable Agreement or Registration Rights Agreement; provided, however, that the foregoing Release shall in no event constitute a future release or waiver of rights under Section 7.12 of the Tax Receivable Agreement (Confidentiality) to the extent a breach thereof occurs following the Effective Time. In addition to the foregoing release, the Unitholders shall execute and deliver at the Effective Time a bring down release agreement in the form of Exhibit B attached hereto.

7.      Expense Reimbursement. In the event (i) the MCC Merger Agreement is terminated (A) pursuant to Section 9.1(f) or Section 9.1(g) thereof under circumstances where MCC is not obligated to pay SIC the $6,000,000 Termination Fee (other than as a result of SIC being in material breach of its representations, warranties, covenants or agreements under the MCC Merger Agreement at the time of termination), or (B) by MCC pursuant to Section 9.1(j) thereof, and (ii) the transactions contemplated by the MDLY Merger Agreement are consummated, the Unitholders will, pro rata according to the respective number of Units held by them, make an expense reimbursement payment to SIC of $2.5 million. In addition to any rights SIC may have under applicable law, and not in limitation of any such rights, SIC may (but shall not be required to) set-off against the merger consideration payable to a Unitholder any amounts for which such Unitholder has agreed to reimburse SIC pursuant to this Section 7 if and to the extent such Unitholder has not previously paid any such amount.

8.      Representations and Warranties of the Unitholders. Each Unitholder represents and warrants, on behalf of such Unitholder, as follows, as of the date of this Agreement:

(a)     Unitholder has full power and authority to execute and deliver this Agreement, to perform such Unitholder’s obligations hereunder and to consummate the transactions contemplated hereby. If Unitholder is not an individual, such Unitholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Unitholder’s obligations hereunder, and the consummation of the transactions contemplated hereby, have been duly authorized by all requisite actions of such Unitholder. This Agreement has been duly and validly executed and delivered by Unitholder and constitutes a legal, valid and binding obligation of such Unitholder, enforceable against such Unitholder in accordance with its terms, except as may be limited by the Bankruptcy and Equity Exception.

(b)    Unitholder is the sole legal and beneficial owner of the Units and Restricted LLC Units shown on Schedule A as being owned by it and except as set forth on such Schedule A, Unitholder does not own any interest in, or otherwise have any right to acquire, any, or any interest in, Units or Restricted LLC Units. Except for assignments that have occurred prior to the date hereof between Unitholders party hereto, Unitholder has not transferred, assigned, pledged or otherwise encumbered any of such Unitholder’s Units or any of such Unitholder’s rights under the Tax Receivable Agreement, the Registration Rights Agreement or the Exchange Agreement and no person (including any of the Unitholders party to this Agreement) has any rights to acquire any interest in any of Unitholder’s Units or Restricted LLC Units or Unitholder’s rights under the Tax Receivable Agreement, the

Appendix B-58

Registration Rights Agreement or the Exchange Agreement. True and correct copies of the Tax Receivable Agreement, the Registration Rights Agreement and the Exchange Agreement are attached hereto as Exhibits C-1, C-2 and C-3, respectively.

(c)     Unitholder acknowledges and agrees that it has consulted with its tax and other advisors as to the effect of the exchange of its Units, the termination of the Tax Receivable Agreement, and the disparate consideration to be received by it in the MDLY Merger for shares of MDLY Class A Common Stock held by it and received upon exchange of Units, all as contemplated by this Agreement and no representation or warranty has been made to it by any of MDLY, SIC or any of their subsidiaries as to the amount of taxes that will be owed by it as a result of such transactions or the adequacy of the consideration to be received by it in the MDLY Merger.

9.      Governing Law. This Agreement and any dispute arising hereunder shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

10.    Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or PDF), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

11.    Amendment. This Agreement may not be terminated or amended in any manner, and no terms or conditions of this Agreement may be waived by any party hereto, without the prior written consent of the Parties and, prior to the Effective Time, the MDLY Special Committee (as defined in the MDLY Merger Agreement). Any material changes to the MDLY Merger Agreement, including any change the consideration payable to the Unitholders or the other holders of Class A Common Stock, or any extension of the closing date shall be deemed an amendment to this Agreement requiring the consent of all Parties.

12.    Entire Agreement. The MDLY Merger Agreement and this Agreement constitutes the entire agreement between the Parties relating to the subject matter hereof and supersedes all previous agreements and representations, written or oral, between the Parties.

13.    Further Assurances. If any Party reasonably determines or is reasonably advised that any further instruments, actions, or things are necessary or desirable to carry out the terms of this Agreement, each Party shall execute and deliver such instruments, perform all such actions and provide all such things reasonably necessary and proper to carry out the terms of this Agreement.

[Signature page follows]

Appendix B-59

EXECUTED as of the date first set forth above.

MEDLEY MANAGEMENT INC.
By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer
MEDLEY LLC
By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer
MEDLEY GROUP LLC
By:	/s/ Brook Taube
Name: Brook Taube
Title: Member
UNITHOLDERS:
B. TAUBE 2014 ASSOCIATES, LLC
By:	/s/ Brook Taube
Name: Brook Taube
Title: Special Managing Member
BROOK TAUBE TRUST
By:	/s/ Brook Taube
Name: Brook Taube
Title: Trustee

[Signature Page to the Amended and Restated Termination, Waiver and Lockup Agreement]

Appendix B-60

A. TAUBE 2014 ASSOCIATES, LLC
By:	/s/ Seth Taube
Name: Seth Taube
Title: Special Managing Member
S. TAUBE 2014 ASSOCIATES, LLC
By:	/s/ Seth Taube
Name: Seth Taube
Title: Special Managing Member
SETH AND ANGIE TAUBE TRUST
By:	/s/ Seth Taube
Name: Seth Taube
Title: Trustee

[Signature Page to the Amended and Restated Termination, Waiver and Lockup Agreement]

Appendix B-61

PERCY HOLDINGS, LLC
By:	/s/ Jeffrey Tonkel
Name: Jeffrey Tonkel
Title: Manager
Individual Unitholders:
/s/ Jeffrey Tonkel
Jeffrey Tonkel
/s/ Richard T. Allorto, Jr.
Richard T. Allorto, Jr.
/s/ John D. Fredericks
John D. Fredericks
/s/ Christopher Taube
Christopher Taube
/s/ Samuel Anderson
Samuel Anderson

[Signature Page to the Amended and Restated Termination, Waiver and Lockup Agreement]

Appendix B-62

SIERRA INCOME CORPORATION
By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer

[Signature Page to the Amended and Restated Termination, Waiver and Lockup Agreement]
Appendix B-63

Schedule A

Medley LLC

Units by Unitholder - Restricted and Unitholders

7.20.2019

Units and Restricted Units at 7/23/19:
	Unrestricted Units	Restricted Units – will vest at Merger Close	Restricted Units – will NOT vest at Merger Close
B. Taube 2014 Associates, LLC	1,818,182
Brook Taube Trust	8,181,818
	10,000,000	—	—
A. Taube 2014 Associates LLC	909,091
S. Taube 2014 Associates LLC	909,091
Seth & Angie Taube Trust	8,181,818
	10,000,000	—	—
Percy Holdings LLC	1,818,182	—	—
Richard Allorto	622,728	281,333	335,968
John D. Fredericks	319,697	241,666	335,968
Christopher Taube	319,697	501,333	464,427
Samuel Anderson	319,697	414,969	474,308
	3,400,001	1,439,301	1,610,671
Total	23,400,001	1,439,301	1,610,671

Subtotal – Unrestricted Units and vested Resticted Units at Closing	24,839,302

[Signature Page — Bring Down Release]

Appendix B-64

Exhibit A

Bring Down Release

Dated as of ______________

This Bring Down Release is hereby incorporated in its entirety into the Amended and Restated Termination, Waiver and Lockup Agreement, dated as of July 29, 2019 (the “Termination Agreement”), by and among Medley Management Inc., a Delaware corporation (the “MDLY”), Medley LLC, a Delaware limited liability company (“Medley”), Medley Group LLC, a Delaware limited liability company (“Medley Group”), each of the undersigned on the signature page hereto (the “Unitholders”) and Sierra Income Corporation (“SIC” and collectively with MDLY, Medley, Medley Group and the Unitholders, the “Parties”).

As of the Effective Time, each of the undersigned Unitholders hereby release and forever discharge MDLY, SIC and their respective predecessors, successors and assigns, and all of their respective officers, directors, shareholders, employees, agents, advisers and representatives of and from any and all liabilities, actions, suits, debts, accounts, obligations, covenants, claims and demands whatsoever, in law or in equity, which the Unitholders ever had, now has, or may have, or which any successor or assign of the Unitholders hereafter can, shall or may have, against any of MDLY, SIC and their respective predecessors, successors and assigns, and all of their respective officers, directors, shareholders, employees, agents, advisers and representatives, relating to, resulting from or arising out of the matters described in Paragraph 5 of the Termination Agreement.

[Signature Pages Follow]

[Signature Page — Bring Down Release]

Appendix B-65

EXECUTED as of the date first set forth above.

MEDLEY MANAGEMENT INC.
By:
Name:
Title:
MEDLEY LLC
By:
Name:
Title:
MEDLEY GROUP LLC
By:
Name:
Title:
UNITHOLDERS:

B. TAUBE 2014 ASSOCIATES, LLC
By:
Name:
Title:
BROOK TAUBE TRUST
By:
Name:
Title:

[Signature Page — Bring Down Release]

Appendix B-66

A. TAUBE 2014 ASSOCIATES, LLC
By:
Name:
Title:
S. TAUBE 2014 ASSOCIATES, LLC
By:
Name:
Title:
SETH AND ANGIE TAUBE TRUST
By:
Name:
Title:

[Signature Page — Bring Down Release]

Appendix B-67

PERCY HOLDINGS, LLC
By:
Name: Jeffrey Tonkel
Title: Manager

Individual Unitholders:

Jeffrey Tonkel

Richard T. Allorto, Jr.

John D. Fredericks

Christopher Taube

Samuel Anderson

[Signature Page — Bring Down Release]

Appendix B-68

SIERRA INCOME CORPORATION
By:
Name:
Title:

[Signature Page — Bring Down Release]

Appendix B-69

Exhibit B

Bring Down Release
Dated as of ____________________

This Bring Down Release is hereby incorporated in its entirety into the Amended and Restated Termination, Waiver and Lockup Agreement, dated as of July 29, 2019 (the “Termination Agreement”), by and among Medley Management Inc., a Delaware corporation (the “MDLY”), Medley LLC, a Delaware limited liability company (“Medley”), Medley Group LLC, a Delaware limited liability company (“Medley Group”), each of the undersigned on the signature page hereto (the “Unitholders”) and Sierra Income Corporation (“SIC” and collectively with MDLY, Medley, Medley Group and the Unitholders, the “Parties”).

As of the Effective Time, each of the Parties (each a “Releasor”) hereby releases and forever discharges each other party to the Exchange Agreement, Tax Receivable Agreement and the Registration Rights Agreement, as applicable, and their respective predecessors, successors and assigns, and all of their respective partners, independent contractors, officers, directors, shareholders, employees, agents, advisers and representatives (collectively in each case, the “Released Parties”), of and from any and all liabilities, actions, suits, debts, accounts, obligations, covenants, claims and demands whatsoever, in law or in equity, which the Releasor ever had, now has, or may have, or which any successor or assign of the Releasor hereafter can, shall or may have, against any Released Party, relating to, resulting from or arising out of the Exchange Agreement, Tax Receivable Agreement or Registration Rights Agreement; provided, however, that the foregoing Release shall in no event constitute a future release or waiver of rights under Section 7.12 of the Tax Receivable Agreement (Confidentiality) to the extent a breach thereof occurs following the Effective Time.

The representations and warranties of the Unitholders set forth in Section 8 of the Termination Agreement are true and correct in all material respects on and as of the Effective Time, as though made on and as of such date.

[Signature Pages Follow]

[Signature Page — Bring Down Release]

Appendix B-70

EXECUTED as of the date first set forth above.

MEDLEY MANAGEMENT INC.
By:
Name:
Title:
MEDLEY LLC
By:
Name:
Title:
MEDLEY GROUP LLC
By:
Name:
Title:
UNITHOLDERS:

B. TAUBE 2014 ASSOCIATES, LLC
By:
Name:
Title:
BROOK TAUBE TRUST
By:
Name:
Title:

[Signature Page — Bring Down Release]

Appendix B-71

A. TAUBE 2014 ASSOCIATES, LLC
By:
Name:
Title:
S. TAUBE 2014 ASSOCIATES, LLC
By:
Name:
Title:
SETH AND ANGIE TAUBE TRUST
By:
Name:
Title:

[Signature Page — Bring Down Release]

Appendix B-72

PERCY HOLDINGS, LLC
By:
Name: Jeffrey Tonkel
Title: Manager

Individual Unitholders:

Jeffrey Tonkel

Richard T. Allorto, Jr.

John D. Fredericks

Christopher Taube

Samuel Anderson

[Signature Page — Bring Down Release]

Appendix B-73

SIERRA INCOME CORPORATION
By:
Name:
Title:

[Signature Page — Bring Down Release]

Appendix B-74

Exhibit C-1

Tax Receivable Agreement

[attached]

[Signature Page — Bring Down Release]

Appendix B-75

TAX RECEIVABLE AGREEMENT

among

MEDLEY MANAGEMENT INC.

and

THE PERSONS NAMED HEREIN

Dated as of September 23, 2014

Appendix B-76

Appendix B-77

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of September 23, 2014, is hereby entered into by and among Medley Management Inc., a Delaware corporation (the “Corporate Taxpayer”), and each of the other persons from time to time party hereto (the “TRA Parties”).

RECITALS

WHEREAS, the TRA Parties directly or indirectly hold limited liability company units (the “Units”) in Medley LLC, a Delaware limited liability company (“OpCo”), which is classified as a partnership for United States federal income tax purposes;

WHEREAS, the Corporate Taxpayer is the managing member of OpCo, and holds and will hold, directly and/or indirectly, Units;

WHEREAS, the Units held by the TRA Parties may be exchanged for Class A common stock (the “Class A Shares”) of the Corporate Taxpayer, subject to the provisions of the LLC Agreement (as defined below) and the Exchange Agreement, dated as of September 23, 2014, among the Corporate Taxpayer and the holders of Units from time to time party thereto, as amended from time to time;

WHEREAS, OpCo and each of its direct and indirect subsidiaries treated as a partnership for United States federal income tax purposes currently have and will have in effect an election under Section 754 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for each Taxable Year (as defined below) in which a taxable acquisition (including a deemed taxable acquisition under Section 707(a) of the Code) of Units by the Corporate Taxpayer from the TRA Parties for Class A Shares or other consideration (an “Exchange”) occurs;

WHEREAS, the income, gain, loss, expense and other Tax (as defined below) items of the Corporate Taxpayer may be affected by the Basis Adjustments (as defined below) and the Imputed Interest (as defined below);

WHEREAS, the parties to this Agreement desire to make certain arrangements with respect to the effect of the Basis Adjustments and Imputed Interest on the liability for Taxes of the Corporate Taxpayer;

WHEREAS, Exchanges by the TRA Parties and payments in respect of Tax savings related to such Exchanges will result in Tax savings for the Corporate Taxpayer;

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreed Rate” means LIBOR plus 100 basis points. “Agreement” is defined in the Recitals of this Agreement.

“Amended Schedule” is defined in Section 2.3(b) of this Agreement.

“Basis Adjustment” means the adjustment to the tax basis of a Reference Asset under Sections 732, 734(b) and 1012 of the Code (in situations where, as a result of one or more Exchanges, OpCo becomes an entity that is disregarded as separate from its owner for United States federal income tax purposes) or under Sections 734(b), 743(b) and 754 of the Code (in situations where, following an Exchange, OpCo remains in existence as an entity for United States federal income tax purposes) and, in each case, comparable sections of state and local tax laws, as a result of an Exchange and the payments made pursuant to this Agreement. For the avoidance of doubt, the amount of any Basis Adjustment resulting from an Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred.

Appendix B-78

A “Beneficial Owner” of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings.

“Board” means the Board of Directors of the Corporate Taxpayer.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

“Change of Control” means the occurrence of any of the following events:

(i)     any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Securities and Exchange Act of 1934, or any successor provisions thereto (excluding (a) a corporation or other entity owned, directly or indirectly, by the stockholders of the Corporate Taxpayer in substantially the same proportions as their ownership of stock of the Corporate Taxpayer or (b) Brook Taube, Seth Taube, any “group” for purposes of Section 13(d) of the Securities Act of 1934 or any successor provisions thereto that includes Brook Taube, Seth Taube or any of their Affiliates or Permitted Transferees or any Person more than 50% of the combined voting power of then outstanding voting securities of which are owned by Brook Taube, Seth Taube or any of their Affiliates or Permitted Transferees or any such “group”) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Corporate Taxpayer representing more than 50% of the combined voting power of the Corporate Taxpayer’s then outstanding voting securities; or

(ii)    the following individuals cease for any reason to constitute a majority of the number of directors of the Corporate Taxpayer then serving: individuals who, on the IPO Date, constitute the Board and any new director whose appointment or election by the Board or nomination for election by the Corporate Taxpayer’s shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the IPO Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (ii); or

(iii)   there is consummated a merger or consolidation of the Corporate Taxpayer with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (x) the Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (y) the voting securities of the Corporate Taxpayer immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

(iv)   the shareholders of the Corporate Taxpayer approve a plan of complete liquidation or dissolution of the Corporate Taxpayer or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by the Corporate Taxpayer of all or substantially all of the Corporate Taxpayer’s assets, other than such sale or other disposition by the Corporate Taxpayer of all or substantially all of the Corporate Taxpayer’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by shareholders of the Corporate Taxpayer in substantially the same proportions as their ownership of the Corporate Taxpayer immediately prior to such sale.

Notwithstanding the foregoing, except with respect to clause (ii) and clause (iii)(x) above, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the shares of the Corporate Taxpayer immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Corporate Taxpayer immediately following such transaction or series of transactions. For purposes of this definition, “Permitted Transferee” means a shareholder’s family members or a trust for the benefit of the shareholder and/or family members.

“Class A Shares” is defined in the Recitals of this Agreement. “Code” is defined in the Recitals of this Agreement.

Appendix B-79

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporate Taxpayer” is defined in the Recitals of this Agreement.

“Corporate Taxpayer Return” means the federal and/or state and/or local Tax Return, as applicable, of the Corporate Taxpayer filed with respect to Taxes of any Taxable Year.

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedules or Amended Schedules, if any, in existence at the time of such determination.

“Default Rate” means LIBOR plus 500 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state, foreign or local tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.

“Dispute” has the meaning set forth in Section 7.8(a) of this Agreement.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Effective Date” is defined in Section 4.2 of this Agreement.

“Early Termination Notice” is defined in Section 4.2 of this Agreement.

“Early Termination Schedule” is defined in Section 4.2 of this Agreement.

“Early Termination Payment” is defined in Section 4.3(b) of this Agreement.

“Early Termination Rate” means LIBOR plus 100 basis points.

“Exchange” is defined in the Recitals of this Agreement. For the avoidance of doubt, the distribution of cash to the members of OpCo on or around the date of the IPO, which will be treated for U.S. federal income tax purposes, in whole or in part, as a deemed sale of partnership interests in OpCo to the Corporate Taxpayer pursuant to Section 707(a) of the Code shall be treated as Exchanges.

“Exchange Basis Schedule” is defined in Section 2.1 of this Agreement.

“Exchange Date” means the date of any Exchange.

“Exchange Notice” shall have the meaning set forth in the LLC Agreement.

“Expert” is defined in Section 7.9 of this Agreement.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the liability for Taxes of (i) the Corporate Taxpayer and (ii) without duplication, OpCo, but only with respect to Taxes imposed on OpCo and allocable to the Corporate Taxpayer or to the other members of the consolidated group of which the Corporate Taxpayer is the parent, in each case using the same methods, elections, conventions and similar practices used on the relevant Corporate Taxpayer Return, but (a) using the Non-Stepped Up Tax Basis as reflected on the Exchange Basis Schedule including amendments thereto for the Taxable Year and (b) excluding any deduction attributable to Imputed Interest for the Taxable Year. For the avoidance of doubt, Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any Tax item (or portions thereof) that is attributable to the Basis Adjustment or Imputed Interest, as applicable.

“Imputed Interest” in respect of a TRA Party shall mean any interest imputed under Section 1272, 1274 or 483 or other provision of the Code and any similar provision of state and local tax law with respect to the Corporate Taxpayer’s payment obligations in respect of such TRA Party under this Agreement.

“IPO” means the initial public offering of Class A Shares by the Corporate Taxpayer.

Appendix B-80

“IPO Date” means the closing date of the IPO.

“IRS” means the United States Internal Revenue Service.

“LIBOR” means during any period, an interest rate per annum equal to the one- year LIBOR reported, on the date two days prior to the first day of such period, on the Telerate Page 3750 (or if such screen shall cease to be publicly available, as reported on Reuters Screen page “LIBOR01” or by any other publicly available source of such market rate) for London interbank offered rates for United States dollar deposits for such period.

“LLC Agreement” means, with respect to OpCo, the Second Amended and Restated Limited Liability Company Agreement of OpCo, dated on or about the date hereof, as amended from time to time.

“Market Value” shall mean the closing price of the Class A Shares on the applicable Exchange Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by the Wall Street Journal; provided, that if the closing price is not reported by the Wall Street Journal for the applicable Exchange Date, then the Market Value shall mean the closing price of the Class A Shares on the Business Day immediately preceding such Exchange Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by the Wall Street Journal; provided, further, that if the Class A Shares are not then listed on a national securities exchange or interdealer quotation system, “Market Value” shall mean the cash consideration paid for Class A Shares, or the fair market value of the other property delivered for Class A Shares, as determined by the Board in good faith.

“Material Objection Notice” has the meaning set forth in Section 4.2 of this Agreement.

“Non-Stepped Up Tax Basis” means, with respect to any Reference Asset at any time, the Tax basis that such asset would have had at such time if no Basis Adjustments had been made.

“Objection Notice” has the meaning set forth in Section 2.3(a) of this Agreement.

“Payment Date” means any date on which a payment is required to be made pursuant to this Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer (including upon the death of a Member) or distribution in respect of one or more Units (i) that occurs prior to an Exchange of such Units, and (ii) to which Section 743(b) or 734(b) of the Code applies.

“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the actual liability for Taxes of (i) the Corporate Taxpayer and (ii) without duplication, OpCo, but only with respect to Taxes imposed on OpCo and allocable to the Corporate Taxpayer or to the other members of the consolidated group of which the Corporate Taxpayer is the parent for such Taxable Year. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the actual liability over the Hypothetical Tax Liability for Taxes of (i) the Corporate Taxpayer and (ii) without duplication, OpCo, but only with respect to Taxes imposed on OpCo and allocable to the Corporate Taxpayer or to the other members of the consolidated group of which the Corporate Taxpayer is the parent for such Taxable Year. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

“Reconciliation Dispute” has the meaning set forth in Section 7.9 of this Agreement.

“Reconciliation Procedures” has the meaning set forth in Section 2.3(a) of this Agreement.

“Reference Asset” means an asset that is held by OpCo, or by any of its direct or indirect Subsidiaries treated as a partnership or disregarded entity (but only if such indirect Subsidiaries are held only through Subsidiaries treated as partnerships or disregarded entities) for purposes of the applicable Tax, at the time of an Exchange. A Reference Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

Appendix B-81

“Schedule” means any of the following: (i) an Exchange Basis Schedule, (ii) a Tax Benefit Schedule, or (iii) the Early Termination Schedule.

“Senior Obligations” is defined in Section 5.1 of this Agreement.

“Subsidiaries” means, with respect to any Person, as of any date of determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls more than 50% of the voting power or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

“Subsidiary Stock” means any stock or other equity interest in any subsidiary entity of OpCo that is treated as a corporation for United States federal income tax purposes.

“Tax Benefit Payment” is defined in Section 3.1(b) of this Agreement. “Tax Benefit Schedule” is defined in Section 2.2 of this Agreement.

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of the Corporate Taxpayer as defined in Section 441(b) of the Code or comparable section of state or local tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), ending on or after the IPO Date.

“Taxes” means any and all United States federal, state, local and foreign taxes, assessments or similar charges that are based on or measured with respect to net income or profits, and any interest related to such Tax.

“Taxing Authority” shall mean any domestic, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“TRA Party” is defined in the Recitals of this Agreement.

“TRA Party Representative” means, initially, Medley Group LLC, a Delaware limited liability company, and thereafter, that TRA Party or committee of TRA Parties determined from time to time by a plurality vote of the TRA Parties ratably in accordance with their right to receive Early Termination Payments hereunder if all TRA Parties had fully Exchanged their Units for Class A Shares or other consideration and the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange.

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“Units” is defined in the Recitals of this Agreement.

“Valuation Assumptions” shall mean, as of an Early Termination Date, the assumptions that in each Taxable Year ending on or after such Early Termination Date, (1) the Corporate Taxpayer will have taxable income sufficient to fully utilize (i) the deductions arising from the Basis Adjustments and the Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available and (ii) any loss carryovers generated by deductions arising from Basis Adjustments or Imputed Interest that are available as of the date of such Early Termination Date, (2) the United States federal, state and local income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date, (3) any non- amortizable assets (other than any Subsidiary Stock) will be disposed of on the fifteenth anniversary of the applicable Basis Adjustment and any short-term investments will be disposed of 12 months following the Early Termination Date; provided, that in the event of a Change of Control, such non-amortizable assets shall be deemed disposed of at the time of sale of the relevant asset (if earlier than such fifteenth anniversary), (4) any Subsidiary Stock will never be disposed of and (5) if, at the Early Termination Date, there are Units that have not been Exchanged, then each such Unit shall is Exchanged for the Market Value of the Class A Shares and the amount of cash that would be transferred if the Exchange occurred on the Early Termination Date.

Appendix B-82

ARTICLE II

DETERMINATION OF CERTAIN REALIZED TAX BENEFIT

Section 2.1 Basis Adjustment. Within ninety (90) calendar days after the filing of the United States federal income tax return of the Corporate Taxpayer for any Taxable Year in which an Exchange has been effected by any TRA Party, the Corporate Taxpayer shall deliver to such TRA Party a schedule (the “Exchange Basis Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this Agreement (i) the Non-Stepped Up Tax Basis of the Reference Assets in respect of such TRA Party as of each applicable Exchange Date, (ii) the Basis Adjustment with respect to the Reference Assets in respect of such TRA Party as a result of the Exchanges effected in such Taxable Year by such TRA Party, calculated in the aggregate, (iii) the period (or periods) over which the Reference Assets in respect of such TRA Party are amortizable and/or depreciable and (iv) the period (or periods) over which each Basis Adjustment in respect of such TRA Party is amortizable and/or depreciable.

Section 2.2 Tax Benefit Schedule.

(a) Tax Benefit Schedule. Within ninety (90) calendar days after the filing of the United States federal income tax return of the Corporate Taxpayer for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment in respect of such TRA Party, the Corporate Taxpayer shall provide to such TRA Party a schedule showing, in reasonable detail, the calculation of the Tax Benefit Payment in respect of such TRA Party for such Taxable Year (a “Tax Benefit Schedule”). Each Tax Benefit Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

(b) Applicable Principles. Subject to Section 3.3(a), the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the actual liability for Taxes of the Corporate Taxpayer for such Taxable Year attributable to the Basis Adjustments and Imputed Interest, determined using a “with and without” methodology. For the avoidance of doubt, the actual liability for Taxes will take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as interest under the Code based upon the characterization of Tax Benefit Payments as additional consideration payable by the Corporate Taxpayer for the Units acquired in an Exchange. Carryovers or carrybacks of any Tax item attributable to the Basis Adjustments and Imputed Interest shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state and local income and franchise tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any Tax item includes a portion that is attributable to the Basis Adjustment or Imputed Interest and another portion that is not, such portions shall be considered to be used in accordance with the “with and without” methodology. The parties agree that (i) all Tax Benefit Payments attributable to the Basis Adjustments (other than amounts accounted for as interest under the Code) will be treated as subsequent upward purchase price adjustments have the effect of creating additional Basis Adjustments to Reference Assets for the Corporate Taxpayer in the year of payment, and (ii) as a result, such additional Basis Adjustments will be incorporated into the current year calculation and into future year calculations, as appropriate.

Section 2.3 Procedures, Amendments.

(a) Procedure. Every time the Corporate Taxpayer delivers to a TRA Party an applicable Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.3(b), and any Early Termination Schedule or amended Early Termination Schedule, the Corporate Taxpayer shall also (x) deliver to such TRA Party schedules, valuation reports, if any, and work papers, as determined by the Corporate Taxpayer or requested by such TRA Party, providing reasonable detail regarding the preparation of the Schedule and (y) allow such TRA Party reasonable access at no cost to the appropriate representatives at the Corporate Taxpayer, as determined by the Corporate Taxpayer or requested by such TRA Party, in connection with a review of such Schedule. Without limiting the application of the preceding sentence, each time the Corporate Taxpayer delivers to a TRA Party a Tax Benefit Schedule, in addition to the Tax Benefit Schedule duly completed, the Corporate Taxpayer shall deliver to such TRA Party the Corporate Taxpayer Return, the reasonably detailed calculation by the Corporate Taxpayer of the applicable Hypothetical Tax Liability in respect of such TRA Party, the reasonably detailed calculation by the Corporate Taxpayer of the actual Tax liability, as well as any other work papers as determined by the Corporate Taxpayer or requested by such TRA Party, provided that the Corporate Taxpayer shall be entitled to redact any information that it reasonably believes is unnecessary for purposes of determining the items in the applicable Schedule or amendment thereto or any information that the Corporate Taxpayer is prohibited from disclosing under applicable law or contractual confidentiality restrictions. An

Appendix B-83

applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days from the date on which all relevant TRA Parties are treated as having received the applicable Schedule or amendment thereto under Section 7.1 unless the TRA Party Representative (i) within thirty (30) calendar days from such date provides the Corporate Taxpayer with notice of a material objection to such Schedule (“Objection Notice”) made in good faith or (ii) provides a written waiver of such right of any Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver is received by the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of an Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the reconciliation procedures as described in Section 7.9 of this Agreement (the “Reconciliation Procedures”).

(b) Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by the Corporate Taxpayer (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to a TRA Party, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year, or (vi) to adjust an applicable Exchange Basis Schedule to take into account payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”). The Corporate Taxpayer shall provide an Amended Schedule to each TRA Party within thirty (30) calendar days of the occurrence of an event referenced in clauses (i) through (vi) of the preceding sentence.

ARTICLE III

TAX BENEFIT PAYMENTS

Section 3.1 Payments.

(a) Payments. Within five (5) calendar days after a Tax Benefit Schedule delivered to a TRA Party becomes final in accordance with Section 2.3(a), the Corporate Taxpayer shall pay such TRA Party for such Taxable Year the Tax Benefit Payment determined pursuant to Section 3.1(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such TRA Party to the Corporate Taxpayer or as otherwise agreed by the Corporate Taxpayer and such TRA Party. For the avoidance of doubt, no Tax Benefit Payment shall be made in respect of estimated tax payments, including, without limitation, federal estimated income tax payments. Notwithstanding anything herein to the contrary, at the election of a TRA Party specified in the Exchange Notice for the applicable Exchange, the aggregate Tax Benefit Payments in respect of such Exchange (other than amounts accounted for as interest under the Code) shall not exceed, as specified by a TRA Party, 50% of the fair market value of the Class A Shares received on such Exchange.

(b) A “Tax Benefit Payment” in respect of a TRA Party for a Taxable Year means an amount, not less than zero, equal to the sum of the portion of the Net Tax Benefit that is allocable to such TRA Party and the Interest Amount with respect thereto. For the avoidance of doubt, for Tax purposes, the Interest Amount shall not be treated as interest but instead shall be treated as additional consideration for the acquisition of Units in Exchanges, unless otherwise required by law. Subject to Section 3.3(a), the “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year, over the total amount of payments previously made under this Section 3.1 (excluding payments attributable to Interest Amounts); provided, for the avoidance of doubt, that no such recipient shall be required to return any portion of any previously made Tax Benefit Payment. The “Interest Amount” shall equal the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing the Corporate Taxpayer Return with respect to Taxes for such Taxable Year until the payment date under Section 3.1(a). Notwithstanding the foregoing, for each Taxable Year ending on or after the date of a Change of Control that occurs after the IPO Date, all Tax Benefit Payments, whether paid with respect to the Units that were Exchanged (i) prior to the date of such Change of Control or (ii) on or after the date of such Change of Control, shall be calculated by utilizing Valuation Assumptions (1), (3) and (4), substituting in each case the terms “the closing date of a Change of Control” for an “Early Termination Date.”

Appendix B-84

Section 3.2 No Duplicative Payments. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement shall be construed in the appropriate manner to ensure such intentions are realized.

Section 3.3 Pro Rata Payments; Coordination of Benefits With Other Tax Receivable Agreements.

(a) Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate tax benefit of the Corporate Taxpayer’s deduction with respect to the Basis Adjustments or Imputed Interest, as such terms are defined in this Agreement, is limited in a particular Taxable Year because the Corporate Taxpayer does not have sufficient taxable income, the Net Tax Benefit for the Corporate Taxpayer shall be allocated among all parties eligible for payments under this Agreement in proportion to the respective amounts of Net Tax Benefit that would have been allocated to each party if the Corporate Taxpayer had sufficient taxable income so that there were no such limitation.

(b) After taking into account Section 3.3(a), if for any reason the Corporate Taxpayer does not fully satisfy its payment obligations to make all Tax Benefit Payments due under this Agreement in respect of a particular Taxable Year, then the Corporate Taxpayer and the TRA Parties agree that no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been made in full.

ARTICLE IV

TERMINATION

Section 4.1 Early Termination and Breach of Agreement.

(a) The Corporate Taxpayer may terminate this Agreement with respect to all amounts payable to the TRA Parties and with respect to all of the Units held by the TRA Parties at any time by paying to each TRA Party the Early Termination Payment in respect of such TRA Party; provided, however, that this Agreement shall only terminate upon the receipt of the Early Termination Payment by all TRA Parties, and provided, further, that the Corporate Taxpayer may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payment by the Corporate Taxpayer, none of the TRA Parties or the Corporate Taxpayer shall have any further payment obligations under this Agreement, other than for any (a) Tax Benefit Payment agreed to by the Corporate Taxpayer, on one hand, and the TRA Party, on the other, as due and payable but unpaid as of the Early Termination Notice and (b) Tax Benefit Payment due for the Taxable Year ending with or including the date of the Early Termination Notice (except to the extent that the amount described in clause (b) is included in the Early Termination Payment). If an Exchange occurs after the Corporate Taxpayer makes the Early Termination Payments with respect to all applicable TRA Parties, the Corporate Taxpayer shall have no obligations under this Agreement with respect to such Exchange.

(b) In the event that the Corporate Taxpayer breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due, failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise, then all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach and shall include, but not be limited to, (1) the Early Termination Payments calculated as if an Early Termination Notice had been delivered on the date of a breach, (2) any Tax Benefit Payment in respect of a TRA Party agreed to by the Corporate Taxpayer and such TRA Party as due and payable but unpaid as of the date of a breach, and (3) any Tax Benefit Payment in respect of any TRA Party due for the Taxable Year ending with or including the date of a breach. Notwithstanding the foregoing, in the event that the Corporate Taxpayer breaches this Agreement, each TRA Party shall be entitled to elect to receive the amounts set forth in clauses (1), (2) and (3) above or to seek specific performance of the terms hereof. The parties agree that the failure to make any payment due pursuant to this Agreement within three months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within three months of the date such payment is due. Notwithstanding anything in this Agreement to the contrary, it shall not be a breach of this Agreement if the Corporate Taxpayer fails to make any Tax Benefit Payment when due to the extent that the Corporate Taxpayer has insufficient funds to make such payment in the Corporate Taxpayer’s sole judgment exercised in good faith; provided that the interest provisions of Section 5.2 shall apply to such late payment (unless the Corporate Taxpayer does not have sufficient cash to make such payment as a result of limitations imposed by existing credit agreements to which OpCo is a party, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate).

Appendix B-85

Section 4.2 Early Termination Notice. If the Corporate Taxpayer chooses to exercise its right of early termination under Section 4.1 above, the Corporate Taxpayer shall deliver to each TRA Party notice of such intention to exercise such right (“Early Termination Notice”) and a schedule (the “Early Termination Schedule”) specifying the Corporate Taxpayer’s intention to exercise such right and showing in reasonable detail the calculation of the Early Termination Payment(s) due for each TRA Party. Each Early Termination Schedule shall become final and binding on all parties thirty (30) calendar days from the first date on which all TRA Parties are treated as having received such Schedule or amendment thereto under Section 7.1 unless the TRA Party Representative (i) within thirty (30) calendar days after such date provides the Corporate Taxpayer with notice of a material objection to such Schedule made in good faith (“Material Objection Notice”) or (ii) provides a written waiver of such right of a Material Objection Notice within the period described in clause (i) above, in which case such Schedule becomes binding on the date the waiver is received by the Corporate Taxpayer (the “Early Termination Effective Date”). If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of the Material Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the Reconciliation Procedures in which case such Schedule becomes binding ten (10) days after the conclusion of the Reconciliation Procedures.

Section 4.3 Payment upon Early Termination.

(a) Within three (3) calendar days after an Early Termination Effective Date, the Corporate Taxpayer shall pay to the TRA Party an amount equal to the Early Termination Payment in respect of such TRA Party. Such payment shall be made by wire transfer of immediately available funds to a bank account or accounts designated by the TRA Party or as otherwise agreed by the Corporate Taxpayer and such TRA Party.

(b) “Early Termination Payment” in respect of a TRA Party shall equal the present value, discounted at the Early Termination Rate as of the applicable Early Termination Effective Date, of all Tax Benefit Payments in respect of such TRA Party that would be required to be paid by the Corporate Taxpayer beginning from the Early Termination Date and assuming that (i) the Valuation Assumptions in respect of such TRA Party are applied (ii) for each Taxable Year, the Tax Benefit Payment is paid ninety-five days after the due date, assuming an extension, of the U.S. federal income tax return of the Corporate Taxpayer and (iii) for purposes of calculating the Early Termination Rate, LIBOR shall be LIBOR as of the date of the Early Termination Notice.

ARTICLE V

SUBORDINATION AND LATE PAYMENTS

Section 5.1 Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by the Corporate Taxpayer to the TRA Parties under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of the Corporate Taxpayer and its Subsidiaries (“Senior Obligations”) and shall rank pari passu with all current or future unsecured obligations of the Corporate Taxpayer that are not Senior Obligations.

Section 5.2 Late Payments by the Corporate Taxpayer. The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the TRA Parties when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment or Early Termination Payment was due and payable.

ARTICLE VI

NO DISPUTES; CONSISTENCY; COOPERATION

Section 6.1 Participation in the Corporate Taxpayer’s and OpCo’s Tax Matters. Except as otherwise provided herein, the Corporate Taxpayer shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporate Taxpayer and OpCo, including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, the Corporate Taxpayer shall notify the TRA Party Representative of, and keep the TRA Party Representative reasonably informed with respect to, the portion of any audit of the Corporate Taxpayer and OpCo by a Taxing Authority the outcome of which is reasonably expected to affect the rights and obligations of a TRA Party under this Agreement, and shall provide to the

Appendix B-86

TRA Party Representative reasonable opportunity to provide information and other input to the Corporate Taxpayer, OpCo and their respective advisors concerning the conduct of any such portion of such audit; provided, however, that the Corporate Taxpayer and OpCo shall not be required to take any action that is inconsistent with any provision of the LLC Agreement.

Section 6.2 Consistency. The Corporate Taxpayer and the TRA Parties agree to report and cause to be reported for all purposes, including federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including, without limitation, the Basis Adjustments and each Tax Benefit Payment) in a manner consistent with that specified by the Corporate Taxpayer in any Schedule required to be provided by or on behalf of the Corporate Taxpayer under this Agreement unless otherwise required by law.

Section 6.3 Cooperation. Each of the TRA Parties shall (a) furnish to the Corporate Taxpayer in a timely manner such information, documents and other materials as the Corporate Taxpayer may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make itself available to the Corporate Taxpayer and its representatives to provide explanations of documents and materials and such other information as the Corporate Taxpayer or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter, and the Corporate Taxpayer shall reimburse each such TRA Party for any reasonable third-party costs and expenses incurred pursuant to this Section.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (a) on the date of delivery if delivered personally, or by facsimile or email with confirmation of transmission by the transmitting equipment or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Corporate Taxpayer, to:
600 Montgomery St., 35th Floor
San Francisco, CA 94111
Telephone:	(415) 568-2760
Facsimile:	(415) 358-5514
Email:	john.fredericks@medleycapital.com
Attention:	General Counsel
with a copy (which shall not constitute notice to the Corporate Taxpayer) to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone:	(212) 455-2000
Facsimile:	(212) 455-2502
Email:	jbonnie@stblaw.com
Attention:	Joshua Ford Bonnie

If to the TRA Parties, to:

The address, fax number and email address set forth in the records of OpCo.

Any party may change its address, fax number or email by giving the other party written notice of its new address, fax number or email in the manner set forth above.

Appendix B-87

Section 7.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6 Successors; Assignment; Amendments; Waivers.

(a) Each TRA Party may assign any of its rights under this Agreement to any Person as long as such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to the Corporate Taxpayer, agreeing to become a TRA Party for all purposes of this Agreement, except as otherwise provided in such joinder.

(b) No provision of this Agreement may be amended unless such amendment is approved in writing by each of the Corporate Taxpayer and by the TRA Parties who would be entitled to receive at least two-thirds of the total amount of the Early Termination Payments payable to all TRA Parties hereunder if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Exchange); provided, that no such amendment shall be effective if such amendment will have a disproportionate effect on the payments certain TRA Parties will or may receive under this Agreement unless such amendment is consented in writing by the TRA Parties disproportionately affected who would be entitled to receive at least two-thirds of the total amount of the Early Termination Payments payable to all TRA Parties disproportionately affected hereunder if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Exchange). No provision of this Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective.

(c) All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporate Taxpayer shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporate Taxpayer, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporate Taxpayer would be required to perform if no such succession had taken place.

Section 7.7 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.8 Resolution of Disputes.

(a) Any and all disputes which are not governed by Section 7.9 and cannot be settled amicably, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution,

Appendix B-88

interpretation, performance or non- performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) (each a “Dispute”) shall be finally settled by arbitration conducted by a single arbitrator in New York in accordance with the then-existing Rules of Arbitration of the International Chamber of Commerce. If the parties to the Dispute fail to agree on the selection of an arbitrator within ten (10) calendar days of the receipt of the request for arbitration, the International Chamber of Commerce shall make the appointment. The arbitrator shall be a lawyer admitted to the practice of law in the State of New York and shall conduct the proceedings in the English language. Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings.

(b) Notwithstanding the provisions of paragraph (a), the Corporate Taxpayer may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), the TRA Party (i) expressly consents to the application of paragraph (c) of this Section 7.8 to any such action or proceeding, (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate, and (iii) irrevocably appoints the Corporate Taxpayer as agent of the TRA Party for service of process in connection with any such action or proceeding and agrees that service of process upon such agent, who shall promptly advise the TRA Party of any such service of process, shall be deemed in every respect effective service of process upon the TRA Party in any such action or proceeding.

(c) (i) EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF COURTS LOCATED IN NEW YORK, NEW YORK FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF THIS SECTION 7.8, OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award. The parties acknowledge that the for a designated by this paragraph (c) have a reasonable relation to this Agreement, and to the parties’ relationship with one another; and

(ii) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in the preceding paragraph of this Section 7.8 and such parties agree not to plead or claim the same.

Section 7.9 Reconciliation. In the event that the Corporate Taxpayer and the TRA Party Representative are unable to resolve a disagreement with respect to the matters governed by Sections 2.3 and 4.2 within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both parties. The Expert shall be a partner or principal in a nationally recognized accounting or law firm, and unless the Corporate Taxpayer and the TRA Party Representative agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporate Taxpayer or the TRA Party Representative or other actual or potential conflict of interest. If the Corporate Taxpayer and the TRA Party Representative are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall resolve any matter relating to the Exchange Basis Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporate Taxpayer except as provided in the next sentence. The Corporate Taxpayer and the TRA Party Representative shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the TRA Party Representative’s position, in which case the Corporate Taxpayer shall reimburse the TRA Party Representative for any reasonable out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts the Corporate Taxpayer’s position, in which case the TRA Party Representative shall reimburse the Corporate Taxpayer for any reasonable out-of-pocket costs and

Appendix B-89

expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.9 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporate Taxpayer and each of the TRA Parties and may be entered and enforced in any court having jurisdiction.

Section 7.10 Withholding. The Corporate Taxpayer shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as the Corporate Taxpayer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Corporate Taxpayer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made.

Section 7.11 Admission of the Corporate Taxpayer into a Consolidated Group; Transfers of Corporate Assets.

(a) If the Corporate Taxpayer is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income tax return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state or local law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b) If any entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder transfers one or more assets to a corporation (or a Person classified as a corporation for United States federal income tax purposes) with which such entity does not file a consolidated tax return pursuant to Section 1501 of the Code, such entity, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment (e.g., calculating the gross income of the entity and determining the Realized Tax Benefit of such entity) due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such contribution. The consideration deemed to be received by such entity shall be equal to the gross fair market value of the contributed asset. For purposes of this Section 7.11, a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership allocated to such partner.

Section 7.12 Confidentiality.

(a) Each TRA Party and each of their assignees acknowledge and agree that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for the Corporate Taxpayer and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such person shall keep and retain in the strictest confidence and not disclose to any Person any confidential matters, acquired pursuant to this Agreement, of the Corporate Taxpayer and its Affiliates and successors, concerning OpCo and its Affiliates and successors or the Members, learned by the TRA Party heretofore or hereafter. This Section 7.12 shall not apply to (i) any information that has been made publicly available by the Corporate Taxpayer or any of its Affiliates, becomes public knowledge (except as a result of an act of the TRA Party in violation of this Agreement) or is generally known to the business community and (ii) the disclosure of information to the extent necessary for the TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any taxing authority or to prosecute or defend any action, proceeding or audit by any taxing authority with respect to such returns. Notwithstanding anything to the contrary herein, each TRA Party and each of their assignees (and each employee, representative or other agent of the TRA Party or its assignees, as applicable) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the Corporate Taxpayer, OpCo and their Affiliates, and any of their transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the TRA Party relating to such tax treatment and tax structure.

(b) If a TRA Party or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, the Corporate Taxpayer shall have the right and remedy to have the provisions of this Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Corporate Taxpayer or any of its Subsidiaries or the TRA Parties and the accounts and funds managed by the Corporate Taxpayer and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Appendix B-90

Section 7.13 Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a TRA Party reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by the TRA Party upon any Exchange by such TRA Party to be treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for United States federal income tax purposes or would have other material adverse tax consequences to such TRA Party, then at the election of such TRA Party and to the extent specified by such TRA Party, this Agreement (i) shall cease to have further effect with respect to such TRA Party, (ii) shall not apply to an Exchange by such TRA Party occurring after a date specified by such TRA Party, or (iii) shall otherwise be amended in a manner determined by such TRA Party, provided that such amendment shall not result in an increase in payments under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

Section 7.14 LLC Agreement. This Agreement shall be treated as part of the partnership agreement of OpCo as described in Section 761(c) of the Code and Sections 1.704- 1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations.

Section 7.15 Independent Nature of TRA Parties’ Rights and Obligations. The obligations of each TRA Party hereunder are several and not joint with the obligations of any other TRA Party, and no TRA Party shall be responsible in any way for the performance of the obligations of any other TRA Party hereunder. The decision of each TRA Party to enter into this Agreement has been made by such TRA Party independently of any other TRA Party. Nothing contained herein, and no action taken by any TRA Party pursuant hereto, shall be deemed to constitute the TRA Parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the TRA Parties are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby and the Corporate Taxpayer acknowledges that the TRA Parties are not acting in concert or as a group, and the Corporate Taxpayer will not assert any such claim, with respect to such obligations or the transactions contemplated hereby.

[The remainder of this page is intentionally blank]

Appendix B-91

IN WITNESS WHEREOF, the Corporate Taxpayer and each TRA Party have duly executed this Agreement as of the date first written above.

MEDLEY MANAGEMENT INC.
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Co-Chief Executive Officer and Chief Investment Officer
TRA PARTIES
B. TAUBE 2014 ASSOCIATES, LLC
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Special Managing Member
BROOK TAUBE TRUST
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Trustee

[Signature Page — Tax Receivable Agreement]

Appendix B-92

A. TAUBE 2014 ASSOCIATES, LLC
By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Special Managing Member
S. TAUBE 2014 ASSOCIATES, LLC
By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Special Managing Member
SETH AND ANGIE TAUBE TRUST
By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Trustee

[Signature Page — Tax Receivable Agreement]

Appendix B-93

/s/ Jeffrey Tonkel
Jeffrey Tonkel
/s/ Richard Allorto
Richard Allorto
/s/ John Fredericks
John Fredericks
/s/ Christopher Taube
Christopher Taube
/s/ Samuel Anderson
Samuel Anderson

[Signature Page — Tax Receivable Agreement]

Appendix B-94

Exhibit C-2

Registration Rights Agreement

[attached]

[Signature Page — Bring Down Release]

Appendix B-95

EXCHANGE AGREEMENT

EXCHANGE AGREEMENT (this “Agreement”), dated as of September 23, 2014, among Medley Management Inc., a Delaware corporation, Medley LLC, a Delaware limited liability company, and the holders of LLC Units (as defined herein) from time to time party hereto.

WHEREAS, the parties hereto desire to provide for the exchange of LLC Units for shares of Class A Common Stock (as defined herein), on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

SECTION 1.1. Definitions

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Class A Common Stock” means the Class A common stock, par value $0.01 per share, of the Corporation.

“Code” means the Internal Revenue Code of 1986, as amended.

“Corporation” means Medley Management Inc., a Delaware corporation, and any successor thereto.

“Exchange” has the meaning set forth in Section 2.1(a) of this Agreement. “Exchange Act” means the Securities Exchange Act of 1934, as amended. “Exchange Rate” means the number of shares of Class A Common Stock for which a LLC Unit is entitled to be exchanged. On the date of this Agreement, the Exchange Rate shall be 1 for 1, subject to adjustment pursuant to Section 2.2 of this Agreement.

“LLC Unit” means (i) each Class A Unit (as such term is defined in the Medley LLC Agreement) issued as of the date hereof and (ii) each Class A Unit or other interest in Medley LLC that may be issued by Medley LLC in the future that is designated by the Corporation as a “LLC Unit”.

“LLC Unitholder” means each holder of one or more LLC Units that may from time to time be a party to this Agreement.

“Medley LLC” means Medley LLC, a Delaware limited liability company, and any successor thereto.

“Medley LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Medley LLC, dated on or about the date hereof, as such agreement may be amended from time to time.

“IPO” has the meaning set forth in Section 2.1(a) of this Agreement.

“Permitted Transferee” has the meaning given to such term in Section 3.1 of this Agreement.

“Unvested Units” has the meaning given to such term in the Medley LLC Agreement.

ARTICLE II

SECTION 2.1. Exchange of LLC Units for Class A Common Stock.

(a) From and after the first anniversary of the date of the closing of the initial public offering and sale of Class A Common Stock (as contemplated by the Corporation’s Registration Statement on Form S-1 (File No. 333-198212)) (the “IPO”), or, if later, the date of the initial filing by the Corporation of a registration statement with the U.S. Securities and Exchange Commission to cover delivery of shares of Class A Common Stock to LLC Unitholders upon an Exchange (as defined herein), each LLC Unitholder shall be entitled at any time and from time to time, upon the terms and subject to the conditions hereof, to surrender LLC Units (other than Unvested Units) to Medley LLC in exchange for the delivery to the exchanging LLC Unitholder of a number of shares of Class A Common Stock that is equal to the product of the number of LLC Units surrendered multiplied by the Exchange Rate (such exchange, an “Exchange”); provided that any such Exchange is for a minimum of the lesser of 1,000 LLC Units or all of the LLC Units (other than Unvested Units) held by such LLC Unitholder.

Appendix B-96

(b) A LLC Unitholder shall exercise its right to exchange LLC Units as set forth in Section 2.1(a) above by delivering to the Corporation and to Medley LLC a written election of exchange in respect of the LLC Units to be exchanged substantially in the form of Exhibit A hereto, duly executed by such holder or such holder’s duly authorized attorney, in each case delivered during normal business hours at the principal executive offices of the Corporation and of Medley LLC. As promptly as practicable following the delivery of such a written election of exchange, Medley LLC shall deliver or cause to be delivered at the offices of the then-acting registrar and transfer agent of the Class A Common Stock or, if there is no then-acting registrar and transfer agent of the Class A Common Stock, at the principal executive offices of the Corporation, the number of shares of Class A Common Stock deliverable upon such Exchange, registered in the name of the relevant exchanging LLC Unitholder. To the extent the Class A Common Stock is settled through the facilities of The Depository Trust Company, Medley LLC will, subject to Section 2.1(c) below, upon the written instruction of an exchanging LLC Unitholder, use its reasonable best efforts to deliver the shares of Class A Common Stock deliverable to such exchanging LLC Unitholder, through the facilities of The Depository Trust Company, to the account of the participant of The Depository Trust Company designated by such exchanging LLC Unitholder. The Corporation shall take such actions as may be required to ensure the performance by Medley LLC of its obligations under this Section 2(b) and the foregoing Section 2(a), including the issuance and sale of shares of Class A Common Stock to or for the account of Medley LLC in exchange for the delivery to the Corporation of a number of LLC Units that is equal to the number of LLC Units surrendered by an exchanging LLC Unitholder.

(c) Medley LLC and each Exchanging LLC Unitholder shall bear their own expenses in connection with the consummation of any Exchange, whether or not any such Exchange is ultimately consummated, except that Medley LLC shall bear any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any Exchange; provided, however, that if any shares of Class A Common Stock are to be delivered in a name other than that of the LLC Unitholder that requested the Exchange, then such LLC Unitholder and/or the person in whose name such shares are to be delivered shall pay to Medley LLC the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Exchange or shall establish to the reasonable satisfaction of Medley LLC that such tax has been paid or is not payable.

(d) Notwithstanding anything to the contrary herein, to the extent the Corporation or Medley LLC shall determine that LLC Units do not meet the requirements of Treasury Regulation section 1.7704-1(h), the Corporation or Medley LLC may impose such restrictions on Exchange as the Corporation or Medley LLC may determine to be necessary or advisable so that Medley LLC is not treated as a “publicly traded partnership” under Section 7704 of the Code. Notwithstanding anything to the contrary herein, no Exchange shall be permitted (and, if attempted, shall be void ab initio) if, in the good faith determination of the Corporation or of Medley LLC, such an Exchange would pose a material risk that Medley LLC would be a “publicly traded partnership” under Section 7704 of the Code.

(e) For the avoidance of doubt, and notwithstanding anything to the contrary herein, a LLC Unitholder shall not be entitled to exchange LLC Units to the extent the Corporation determines that such Exchange (i) would be prohibited by law or regulation (including, without limitation, the unavailability of any requisite registration statement filed under the U.S. Securities Act of 1933, as amended, or any exemption from the registration requirements thereunder) or (ii) would not be permitted under any other agreements with the Corporation or its subsidiaries to which such LLC Unitholder may be party (including, without limitation, the Medley LLC Agreement) or any written policies of the Corporation related to unlawful or inappropriate trading applicable to its directors, officers or other personnel.

(f) The Corporation may adopt reasonable procedures for the implementation of the exchange provisions set forth in this Article II, including, without limitation, procedures for the giving of notice of an election of exchange.

SECTION 2.2. Adjustment.

(a) The Exchange Rate shall be adjusted accordingly if there is: (a) any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the LLC Units that is not accompanied by an identical subdivision or combination of the Class A Common Stock; or (b) any subdivision (by any stock split, stock dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock split, reclassification, reorganization, recapitalization or otherwise) of the Class A Common Stock that is not accompanied by an identical subdivision or combination of the LLC Units. If there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Common Stock are converted or changed into another security, securities or other property, then upon any subsequent Exchange, an exchanging LLC Unitholder shall be entitled to receive the amount of such security, securities or other property that such exchanging

Appendix B-97

LLC Unitholder would have received if such Exchange had occurred immediately prior to the effective date of such reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. Except as may be required in the immediately preceding sentence, no adjustments in respect of distributions shall be made upon the exchange of any LLC Unit.

SECTION 2.3. Class A Common Stock to be Issued.

(a) The Corporation shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuance upon an Exchange, such number of shares of Class A Common Stock as shall be deliverable upon any such Exchange; provided that nothing contained herein shall be construed to preclude Medley LLC from satisfying its obligations in respect of the Exchange of the LLC Units by delivery of shares of Class A Common Stock which are held in the treasury of the Corporation or Medley LLC or any of their subsidiaries or by delivery of purchased shares of Class A Common Stock (which may or may not be held in the treasury of the Corporation or any subsidiary thereof). The Corporation and Medley LLC covenant that all Class A Common Stock issued upon an Exchange will, upon issuance, be validly issued, fully paid and non-assessable.

(b) The Corporation and Medley LLC covenant and agree that, to the extent that a registration statement under the Securities Act is effective and available for shares of Class A Common Stock to be delivered with respect to any Exchange, shares that have been registered under the Securities Act shall be delivered in respect of such Exchange. In the event that any Exchange in accordance with this Agreement is to be effected at a time when any required registration has not become effective or otherwise is unavailable, upon the request and with the reasonable cooperation of the LLC Unitholder requesting such Exchange, the Corporation and Medley LLC shall use commercially reasonable efforts to promptly facilitate such Exchange pursuant to any reasonably available exemption from such registration requirements. The Corporation and Medley LLC shall use commercially reasonable efforts to list the Class A Common Stock required to be delivered upon exchange prior to such delivery upon each national securities exchange or inter-dealer quotation system upon which the outstanding Class A Common Stock may be listed or traded at the time of such delivery.

SECTION 2.4. Restrictions.

(a) The provisions of Sections 8.02, 8.03, 8.04 and 8.06 of the Medley LLC Agreement and the restrictions on transfer under any other agreements with the Corporation or any of its subsidiaries to which an exchanging LLC Unitholder may be party shall apply, mutatis mutandis, to any shares of Class A Common Stock. In each case, the provisions of Sections 8.03 and 8.04 of the Medley LLC Agreement shall apply in the aggregate to LLC Units and shares of Class A Common Stock received in exchange for LLC Units held by each LLC Unitholder.

ARTICLE III

SECTION 3.1. Additional LLC Unitholders. To the extent a LLC Unitholder validly transfers any or all of such holder’s LLC Units to another person in a transaction in accordance with, and not in contravention of, the Medley LLC Agreement or any other agreement or agreements with the Corporation or any of its subsidiaries to which a transferring LLC Unitholder may be party, then such transferee (each, a “Permitted Transferee”) shall have the right to execute and deliver a joinder to this Agreement, substantially in the form of Exhibit B hereto, whereupon such Permitted Transferee shall become a LLC Unitholder hereunder. To the extent Medley LLC issues LLC Units in the future, Medley LLC shall be entitled, in its sole discretion, to make any holder of such LLC Units an LLC Unitholder hereunder through such holder’s execution and delivery of a joinder to this Agreement, substantially in the form of Exhibit B hereto.

SECTION 3.2. Addresses and Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by fax, by electronic mail (delivery receipt requested) or by registered or certified mail

Appendix B-98

(postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be as specified in a notice given in accordance with this Section 3.2):

(a) If to the Corporation, to:

Medley Management Inc.

600 Montgomery St., 35th Floor

San Francisco, California 94111

Attention: General Counsel

Fax: (415) 358-5514

Email: john.fredericks@medleycapital.com

(b) If to Medley LLC, to:

Medley LLC

c/o Medley Management Inc.

600 Montgomery St., 35th Floor

San Francisco, California 94111

Attention: General Counsel

Fax: (415) 358-5514

Email: john.fredericks@medleycapital.com

(c) If to any LLC Unitholder, to the address and other contact information set forth in the records of Medley LLC from time to time.

SECTION 3.3. Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

SECTION 3.4. Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, executors, administrators, heirs, legal representatives and assigns.

SECTION 3.5. Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 3.6. Amendment. The provisions of this Agreement may be amended only by the affirmative vote or written consent of each of (i) the Corporation, (ii) Medley LLC and (iii) LLC Unitholders holding a majority of the then outstanding LLC Units (excluding LLC Units held by the Corporation).

SECTION 3.7. Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

SECTION 3.8. Submission to Jurisdiction; Waiver of Jury Trial.

(a) Any and all disputes which cannot be settled amicably, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) shall be finally settled by arbitration conducted by a single arbitrator in New York in accordance with the then-existing Rules of Arbitration of the International Chamber of Commerce. If the parties to the dispute fail to agree on the selection of an arbitrator within thirty (30) days of the receipt of the request for arbitration, the International Chamber of Commerce shall make the appointment. The arbitrator shall be a lawyer and shall conduct the proceedings in the English language. Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings.

Appendix B-99

(b) Notwithstanding the provisions of paragraph (a), the parties hereto may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), each party hereto (i) expressly consents to the application of paragraph (c) of this Section 3.8 to any such action or proceeding and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate.

(c) (i) EACH PARTY HERETO IRREVOCABLY SUBMITS TO THE JURISDICTION OF COURTS LOCATED IN NEW YORK, NEW YORK FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF THIS SECTION 3.8, OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award. The parties acknowledge that the fora designated by this paragraph (c) have a reasonable relation to this Agreement, and to the parties’ relationship with one another.

(ii) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in the preceding paragraph of this Section 3.8 and such parties agree not to plead or claim the same.

SECTION 3.9. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by e-mail delivery of a “.pdf” format data file) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy, by e-mail delivery of a “.pdf” format data file or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 3.9.

SECTION 3.10. Tax Treatment. This Agreement shall be treated as part of the partnership agreement of Medley LLC as described in Section 761(c) of the Code and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations promulgated thereunder. As required by the Code and the Treasury Regulations, the parties shall report any Exchange consummated hereunder as a taxable sale of the LLC Units by a LLC Unitholder to the Corporation, and no party shall take a contrary position on any income tax return, amendment thereof or communication with a taxing authority unless an alternate position is permitted under the Code and Treasury Regulations and the Corporation consents in writing.

SECTION 3.11. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

SECTION 3.12. Independent Nature of LLC Unitholders’ Rights and Obligations. The obligations of each LLC Unitholder hereunder are several and not joint with the obligations of any other LLC Unitholder, and no LLC Unitholder shall be responsible in any way for the performance of the obligations of any other LLC Unitholder hereunder. The decision of each LLC Unitholder to enter into to this Agreement has been made by such LLC Unitholder independently of any other LLC Unitholder. Nothing contained herein, and no action taken by any LLC Unitholder pursuant hereto, shall be deemed to constitute the LLC Unitholders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the LLC Unitholders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby and the Corporation acknowledges that the LLC Unitholders are not acting in concert or as a group, and the Corporation will not assert any such claim, with respect to such obligations or the transactions contemplated hereby.

SECTION 3.13. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware.

[Remainder of Page Intentionally Left Blank]

Appendix B-100

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

MEDLEY MANAGEMENT INC.
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Co-Chief Executive Officer and Chief Investment Officer
MEDLEY LLC
By:	Medley Management Inc., its Managing Member
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Co-Chief Executive Officer and Chief Investment Officer
LLC UNITHOLDERS
B. TAUBE 2014 ASSOCIATES, LLC
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Special Managing Member
BROOK TAUBE TRUST
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Trustee

[Signature Page — Exchange Agreement]

Appendix B-101

A. TAUBE 2014 ASSOCIATES, LLC
By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Special Managing Member
S. TAUBE 2014 ASSOCIATES, LLC
By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Special Managing Member
SETH AND ANGIE TAUBE TRUST
By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Trustee

[Signature Page — Exchange Agreement]

Appendix B-102

/s/ Jeffrey Tonkel
Jeffrey Tonkel
/s/ Richard Allorto
Richard Allorto
/s/ John Fredericks
John Fredericks
/s/ Christopher Taube
Christopher Taube
/s/ Samuel Anderson
Samuel Anderson

[Signature Page — Exchange Agreement]

Appendix B-103

EXHIBIT A

[FORM OF]
ELECTION OF EXCHANGE

Medley Management Inc.

375 Park Avenue, 33rd Floor

New York, New York 10152

Attention: General Counsel

Medley LLC

c/o Medley Management Inc.

375 Park Avenue, 33rd Floor

New York, New York 10152

Attention: General Counsel

Reference is hereby made to the Exchange Agreement, dated as of September 23, 2014 (the “Exchange Agreement”), among Medley Management Inc., a Delaware corporation, Medley LLC, a Delaware limited liability company, and the holders of LLC Units (as defined herein) from time to time party thereto. Capitalized terms used but not defined herein shall have the meanings given to them in the Exchange Agreement.

The undersigned LLC Unitholder hereby transfers to the Corporation, for the account of Medley LLC, the number of LLC Units set forth below in exchange for shares of Class A Common Stock to be issued in its name as set forth below, as set forth in the Exchange Agreement.

Legal Name of LLC Unitholder: _______________________________________________________________
Address: __________________________________________________________________________________
Number of LLC Units to be exchanged: _________________________________________________________

The undersigned hereby represents and warrants that (i) the undersigned has full legal capacity to execute and deliver this Election of Exchange and to perform the undersigned’s obligations hereunder; (ii) this Election of Exchange has been duly executed and delivered by the undersigned and is the legal, valid and binding obligation of the undersigned enforceable against it in accordance with the terms thereof or hereof, as the case may be, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and the availability of equitable remedies; (iii) the LLC Units subject to this Election of Exchange are being transferred to the Corporation free and clear of any pledge, lien, security interest, encumbrance, equities or claim; and (iv) no consent, approval, authorization, order, registration or qualification of any third party or with any court or governmental agency or body having jurisdiction over the undersigned or the LLC Units subject to this Election of Exchange is required to be obtained by the undersigned for the transfer of such LLC Units to the Corporation.

The undersigned hereby irrevocably constitutes and appoints any officer of the Corporation or of Medley LLC as the attorney of the undersigned, with full power of substitution and resubstitution in the premises, to do any and all things and to take any and all actions that may be necessary to transfer to the Corporation, for the account of Medley LLC, the LLC Units subject to this Election of Exchange and to deliver to the undersigned the shares of Class A Common Stock to be delivered in exchange therefor.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Election of Exchange to be executed and delivered by the undersigned or by its duly authorized attorney.

Name:
Dated:

Appendix B-104

EXHIBIT B

[FORM OF]
JOINDER AGREEMENT

This Joinder Agreement (“Joinder Agreement”) is a joinder to the Exchange Agreement, dated as of September 23, 2014 (the “Agreement”), among Medley Management Inc., a Delaware corporation (the “Corporation”), Medley LLC, a Delaware limited liability company, and each of the LLC Unitholders from time to time party thereto. Capitalized terms used but not defined in this Joinder Agreement shall have their meanings given to them in the Agreement. This Joinder Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware. In the event of any conflict between this Joinder Agreement and the Agreement, the terms of this Joinder Agreement shall control.

The undersigned hereby joins and enters into the Agreement having acquired LLC Units in Medley LLC. By signing and returning this Joinder Agreement to the Corporation, the undersigned accepts and agrees to be bound by and subject to all of the terms and conditions of and agreements of a LLC Unitholder contained in the Agreement, with all attendant rights, duties and obligations of a LLC Unitholder thereunder. The parties to the Agreement shall treat the execution and delivery hereof by the undersigned as the execution and delivery of the Agreement by the undersigned and, upon receipt of this Joinder Agreement by the Corporation and by Medley LLC, the signature of the undersigned set forth below shall constitute a counterpart signature to the signature page of the Agreement.

Name:
Address for Notices:	With copies to:

Attention:

Appendix B-105

Exhibit C-3

Exchange Agreement

[attached]

[Signature Page – Bring Down Release]

Appendix B-106

REGISTRATION RIGHTS AGREEMENT

OF

MEDLEY MANAGEMENT INC.

Dated as of September 23, 2014

Appendix B-107

Appendix B-108

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (including Appendix A hereto, as such Appendix A may be amended from time to time pursuant to the provisions hereof, this “Agreement”), is made and entered into as of September 23, 2014, by and among Medley Management Inc., a Delaware corporation (the “Company”), Medley Group LLC, a Delaware limited liability company (“Medley Group”), and the Covered Persons (defined below) from time to time party hereto.

WHEREAS, the Covered Persons are holders of LLC Units (defined below), which, subject to certain restrictions and requirements, are exchangeable at the option of the holder thereof for shares of the Company’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”); and

WHEREAS, the Company desires to provide the Covered Persons with registration rights with respect to Class A Common Stock underlying their LLC Units and certain other shares of Class A Common Stock they may otherwise hold from time to time.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements, covenants and provisions herein contained, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS AND OTHER MATTERS

Section 1.1 Definitions. Capitalized terms used in this Agreement without other definition shall, unless expressly stated otherwise, have the meanings specified in this Section 1.1:

“Beneficial Owner” has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Board” means the Board of Directors of the Company.

“Class A Common Stock” has the meaning ascribed to such term in the Recitals.

“Company” has the meaning ascribed to such term in the preamble.

“Covered LLC Units” means, with respect to a Covered Person, such Covered Person’s LLC Units.

“Covered Person” means those persons, other than the Company, who shall from time to time be parties to this Agreement in accordance with the terms hereof (including Permitted Transferees).

“Custody Agreement and Power of Attorney” has the meaning ascribed to such term in Section 2.3(d).

“Demand Notice” has the meaning ascribed to such term in Section 2.2(a).

“Demand Registration” has the meaning ascribed to such term in Section 2.2(a).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreement” means the Exchange Agreement, dated as of or about the date hereof among the Company, Medley LLC and holders of LLC Units from time to time party thereto, as amended from time to time.

“Exchange Registration” has the meaning ascribed to such term in Section 2.1(a).

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Governmental Authority” means any national, local or foreign (including U.S. federal, state or local) or supranational (including European Union) governmental, judicial, administrative or regulatory (including self-regulatory) agency, commission, department, board, bureau, entity or authority of competent jurisdiction.

“LLC Unit” has the meaning given to such term in the Exchange Agreement.

“Lock-Up Period” has the meaning ascribed to such term in Section 2.4.

“Maximum Offering Size” has the meaning ascribed to such term in Section 2.2(c).

Appendix B-109

“Medley Group” has the meaning ascribed to such term in the preamble.

“Medley LLC” means Medley LLC, a Delaware limited liability company.

“Medley LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Medley LLC dated as of or about the date hereof, as it may be amended, supplemented or restated from time to time.

“Indemnified Parties” has the meaning ascribed to such term in Section 2.6.

“IPO” has the meaning ascribed to such term in Section 2.4.

“Other Registration Rights” means any securities of the Company proposed to be included in such registration by the holders of registration rights granted other than pursuant to this Agreement.

“Permitted Transferee” means any transferee of a LLC Unit after the date hereof the transfer of which was permitted by the Medley LLC Agreement.

“Piggyback Registration” has the meaning ascribed to such term in Section 2.3(a).

“Public Offering” means an underwritten public offering pursuant to an effective registration statement under the Securities Act, other than pursuant to a registration statement on Form S-4 or Form S-8 or any similar or successor form.

“Registering Covered Person” has the meaning ascribed to such term in Section 2.5(a).

“Registrable Securities” means shares of Class A Common Stock that may be delivered in exchange for LLC Units and other shares of Class A Common Stock otherwise held by Covered Persons from time to time. For purposes of this Agreement, Registrable Securities shall cease to be Registrable Securities when (i) a registration statement covering resales of such Registrable Securities has been declared effective under the Securities Act by the SEC and such Registrable Securities have been disposed of pursuant to such effective registration statement, (ii) such Registrable Securities are eligible to be sold by the Covered Person owning such Registrable Securities (including Registrable Securities deliverable to a Covered Person under an effective Exchange Registration) pursuant to Rule 144(b)(1) under the Securities Act or, in the case of Registrable Securities that are not “restricted securities” under Rule 144 under the Securities Act, pursuant to Section 4(1) of the Securities Act (or, in each case, any successor provision then in effect) or (iii) such Registrable Securities cease to be outstanding (or issuable upon exchange).

“Registration Expenses” means any and all expenses incident to the performance of or compliance with any registration or marketing of securities, including all (i) SEC and securities exchange registration and filing fees, and all other fees and expenses payable in connection with the listing of securities on any securities exchange or automated interdealer quotation system, (ii) fees and expenses of compliance with any securities or “blue sky” laws (including reasonable fees and disbursements of counsel in connection with “blue sky” qualifications of the securities registered), (iii) expenses in connection with the preparation, printing, mailing and delivery of any registration statements, prospectuses and other documents in connection therewith and any amendments or supplements thereto, (iv) security engraving and printing expenses, (v) internal expenses of the Company and Medley LLC (including, without limitation, all salaries and expenses of the officers and employees of the Company or Medley LLC performing legal or accounting duties), (vi) reasonable fees and disbursements of counsel for the Company or Medley LLC and customary fees and expenses for independent certified public accountants retained by the Company or Medley LLC (including the expenses relating to any comfort letters or costs associated with the delivery by independent certified public accountants of any comfort letters requested pursuant to Section 2.5(i)), (vii) reasonable fees and expenses of any special experts retained by the Company or Medley LLC in connection with such registration, (viii) in connection with a registration pursuant to Sections 2.2 or 2.3, reasonable fees of not more than one counsel for all of the Covered Persons participating in the offering selected by Medley Group, (ix) fees and expenses in connection with any review by FINRA of the underwriting arrangements or other terms of the offering, and all fees and expenses of any “qualified independent underwriter,” including the fees and expenses of any counsel thereto, (x) fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding any underwriting fees, discounts and commissions attributable to the sale of Registrable Securities, (xi) costs of printing and producing any agreements among underwriters, underwriting agreements, any “blue sky” or legal investment memoranda and any selling agreements and other documents in connection with the offering, sale or delivery of the Registrable Securities, (xii) transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or

Appendix B-110

trustee appointed in connection with such offering, (xiii) expenses relating to any analyst or investor presentations or any “road shows” undertaken in connection with the registration, marketing or selling of the Registrable Securities and (xiv) all out-of-pocket costs and expenses incurred by the Company, Medley LLC or their appropriate officers in connection with their compliance with Section 2.5(m).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Suspension Period” has the meaning ascribed to such term in Section 2.5(k).

Section 1.2 Definitions Generally. Wherever required by the context of this Agreement, the singular shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa, and references to any agreement, document or instrument shall be deemed to refer to such agreement, document or instrument as amended, supplemented or modified from time to time. When used herein:

(a) the word “or” is not exclusive;

(b) the words “including,” “includes,” “included” and “include” are deemed to be followed by the words “without limitation”;

(c) the terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section, paragraph or subdivision;

(d) the word “person” means any individual, corporation, limited liability company, trust, joint venture, association, company, partnership or other legal entity or a government or any department or agency thereof or self-regulatory organization; and

(e) all section, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement, and all exhibit, annex and schedule references not attributed to a particular document shall be references to such exhibits, annexes and schedules to this Agreement.

ARTICLE II
REGISTRATION RIGHTS

Section 2.1 Exchange Registration.

(a) The Company shall use its commercially reasonable efforts to file with the SEC prior to the time that LLC Units held by Covered Persons become available for exchange for Class A Common Stock pursuant to the terms of the Exchange Agreement and cause to be declared effective under the Securities Act by the SEC promptly thereafter, one or more registration statements (the “Exchange Registration”) covering (i) the delivery by the Company from time to time to the Covered Persons of all shares of Class A Common Stock deliverable to the Covered Persons in exchange for LLC Units pursuant to the Exchange Agreement or (ii) if the Company determines that the registration provided for in clause (i) is not available for any reason, the registration of resale of such shares of Class A Common Stock by the Covered Persons.

(b) The Company shall be liable for and pay all Registration Expenses in connection with any Exchange Registration, regardless of whether such registration is effected.

(c) Upon notice to each Covered Person, the Company may postpone effecting a registration pursuant to this Section 2.1 for a reasonable time specified in the notice but not exceeding 120 days, if (i) the Board shall determine in good faith that effecting the registration would materially and adversely affect an offering of securities of the Company the preparation of which had then been commenced or (ii) the Company is in possession of material non-public information the disclosure of which during the period specified in such notice the Board believes in good faith would not be in the best interests of the Company.

Section 2.2 Demand Registration.

(a) If at any time the Company shall receive a written request (a “Demand Notice”) from Medley Group that the Company effect the registration under the Securities Act of all or any portion of the Registrable Securities

Appendix B-111

specified in the Demand Notice (a “Demand Registration”), specifying the information set forth under Section 2.5(j), then the Company shall use its commercially reasonable efforts to effect, as expeditiously as reasonably practicable, subject to paragraphs (c) and (d) of this Section 2.2, the registration under the Securities Act of the Registrable Securities for which Medley Group has requested registration under this Section 2.2, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered.

(b) At any time prior to the effective date of the registration statement relating to such registration, Medley Group may revoke such Demand Registration request by providing a notice to the Company revoking such request. The Company shall be liable for and pay all Registration Expenses in connection with any Demand Registration.

(c) If the sole or managing underwriter of a Demand Registration advises the Company that in its opinion the number of Registrable Securities and other securities requested to be included exceeds the largest number of Registrable Securities and other securities which can be sold in such offering without adversely affecting the distribution of the securities being offered, the price that will be paid in such offering or the marketability thereof (the “Maximum Offering Size”), the Company shall include in such registration, in the priority listed below, up to the Maximum Offering Size:

(i) first, all Registrable Securities requested to be registered in the Demand Registration by Medley Group (allocated, if necessary for the offering not to exceed the Maximum Offering Size, in such proportions as shall be determined by Medley Group);

(ii) second, any securities proposed to be registered by the Company for its own account and any securities entitled to Other Registration Rights requested to be registered by the holders thereof, ratably among the Company and the holders of such Other Registration Rights, based (A) as between the Company and the holders of such Other Registration Rights, on the respective amounts of securities requested to be registered, and (B) as among the holders of such Other Registration Rights, on the respective amounts of securities subject to such Other Registration Rights held by each such holder.

(d) Upon notice to Medley Group, the Company may postpone effecting a registration pursuant to this Section 2.2 for a reasonable time specified in the notice but not exceeding 120 days in the aggregate (which period may not be extended or renewed), if (i) the Board shall determine in good faith that effecting the registration would materially and adversely affect an offering of securities of the Company the preparation of which had then been commenced or (ii) the Company is in possession of material non- public information the disclosure of which during the period specified in such notice the Board believes in good faith would not be in the best interests of the Company.

Section 2.3 Piggyback Registration.

(a) Subject to any contractual obligations to the contrary, if the Company proposes at any time to register any of the equity securities issued by it under the Securities Act (other than an Exchange Registration or a registration on Form S-8 or Form S-4, or any successor forms, relating to Class A Common Stock issuable in connection with any employee benefit or similar plan of the Company or in connection with a direct or indirect acquisition by the Company of another person or as a recapitalization or reclassification of securities of the Company), whether or not for sale for its own account, the Company shall each such time give prompt notice at least 15 business days prior to the anticipated filing date of the registration statement relating to such registration to Medley Group, which notice shall offer Medley Group the opportunity to elect to include in such registration statement the number of Registrable Securities of the same class or series as those proposed to be registered held by Covered Persons as Medley Group may request (a “Piggyback Registration”), subject to the provisions of Section 2.3(b). If Medley Group elects to effect a Piggyback Registration, the Company shall give notice of the registration statement relating to such registration to those Covered Persons who Medley Group determines to afford participation in the Piggyback Registration. Upon the request of Medley Group, the Company shall use its commercially reasonable efforts to effect the registration under the Securities Act of all Registrable Securities that the Company has been so requested to register by Medley Group, to the extent necessary to permit the disposition of the Registrable Securities to be so registered, provided that (i) if such registration involves an underwritten Public Offering, all such Covered Persons to be included in the Company’s registration must sell their Registrable Securities to the underwriters selected by the Company on the same terms and conditions as apply to the Company or any other selling person, as applicable, and (ii) if, at any time after giving notice of its intention to register any securities pursuant to this Section 2.3(a) and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company shall give notice of such determination to each holder of such Registrable Securities and, thereupon shall be relieved of its obligation to register any Registrable Securities in connection with such registration, or shall be permitted to delay registration of such securities, as the case may be. No registration effected under this Section 2.3 shall relieve the Company of its obligations to effect an Exchange Registration or Demand Registration to the extent required by Section 2.1 or Section 2.2, respectively. The Company shall pay all Registration Expenses in connection with each Piggyback Registration

(b) Subject to Section 2.2(c) and any other contractual obligations to the contrary, if a Piggyback Registration involves an underwritten Public Offering and the managing or sole underwriter advises the Company that, in its view, the number of Registrable Securities that the Company and such Covered Persons intend to include in such registration exceeds the Maximum Offering Size, the Company shall include in such registration, in the following priority, up to the Maximum Offering Size:

(i) first, (A) any securities proposed to be registered by the Company for its own account (in the case of Piggyback Registrations in respect of such transactions) or (B) any securities proposed to be registered pursuant to any demand registration rights of the holders of Other Registration Rights (in the case of Piggyback Registrations in respect of such transactions);

(ii) second, any securities to be registered by the Company for its own account (in the case of Piggyback Registrations in respect of transactions described in 2.3(b)(i)(B)), and any Registrable Securities and Company securities entitled to Other Registration Rights that are pari passu with Registrable Securities, in each case, requested to be registered by the holders thereof, ratably among the Company (if applicable), the holders of Registrable Securities and securities subject to such Other Registration Rights based (A) as between the Company and such holders requesting registration (if applicable), on the respective amounts of securities requested to be registered, and (B) as among the holders requesting registration, on the respective amounts of Registrable Securities and securities subject to such Other Registration Rights, as the case may be, held by each such holder; and

(iii) third, any securities proposed to be registered for the account of any other persons with such priorities among them as the Company shall determine.

(c) Notwithstanding any provision in this Section 2.3 or elsewhere in this Agreement, no provision relating to the registration of Registrable Securities shall be construed as permitting any Covered Person to effect a transfer of securities that is otherwise prohibited by the terms of any agreement between such Covered Person and the Company or any of its subsidiaries. Unless the Company shall otherwise consent, the Company shall not be obligated to provide notice or afford Piggyback Registration to Medley Group or any Covered Person pursuant to this Section 2.3 unless some or all of such person’s Registrable Securities are permitted to be transferred under the terms of applicable agreements between such person and the Company or any of its subsidiaries.

(d) Upon delivering a request under this Section 2.3, a Covered Person will, if requested by the Company, execute and deliver a custody agreement and power of attorney in form and substance reasonably satisfactory to the Company with respect to such Covered Person’s Securities to be registered pursuant to this Section 2.3 (a “Custody Agreement and Power of Attorney”). The Custody Agreement and Power of Attorney will provide, among other things, that the Covered Person will deliver to and deposit in custody with the custodian and attorney-in-fact named therein a certificate or certificates representing such Securities (duly endorsed in blank by the registered owner or owners thereof or accompanied by duly executed stock powers in blank) and irrevocably appoint said custodian and attorney-in-fact with full power and authority to act under the Custody Agreement and Power of Attorney on such Covered Person’s behalf with respect to the matters specified therein. Such Covered Person also agrees to execute such other agreements as the Company may reasonably request to further evidence the provisions of this Section 2.3.

(e) Notwithstanding anything to the contrary herein, after the time the Company has caused to become effective an Exchange Registration, covering all securities to be registered pursuant to Section 2.1 hereof, and at any time that such Exchange Registration remains effective and available for use, any Covered Person who is not

Appendix B-113

an “affiliate” of the Company for purposes of Rule 144 shall not have the right to participate in such Piggyback Registration pursuant to this Section 2.3, except to the extent the securities to be registered and offered pursuant to such Piggyback Registration will be an underwritten offering.

Section 2.4 Lock-Up Agreements. The Company and each Covered Person agree that in connection with the Company’s initial public offering of Class A Common Stock (the “IPO”) and any Public Offering of Registrable Securities, the Company will not and each Covered Person, without the written consent of Medley Group, will not (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of the securities being registered or any securities convertible or exchangeable or exercisable for such securities or (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the securities being registered or any securities convertible or exchangeable or exercisable for such securities (except, in each case, as part of the IPO or such Public Offering of Registrable Securities, as the case may be), during the period (the “Lock-Up Period”) beginning 14 days prior to the effective date of the applicable registration statement until the earlier of (i) such time as Medley Group and the lead managing underwriter shall agree and (ii) 180 days following the pricing of the IPO or such Public Offering of Registrable Securities, as the case may be. If (i) the Company issues an earnings release or discloses other material information or a material event relating to the Company occurs during the last 17 days of the Lock-Up Period or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16- day period beginning upon the expiration of such period, then to the extent necessary for a managing or co-managing underwriter of a registered offering required hereunder to comply with FINRA Rule 2711(f)(4), the Lock-Up Period will be extended until 18 days after the earnings release or disclosure of other material information or the occurrence of the material event, as the case may be.

Section 2.5 Registration Procedures. In connection with any request by Medley Group that Registrable Securities be registered pursuant to Sections 2.2 or 2.3, subject to the provisions of such Sections, the paragraphs below shall be applicable, and in connection with any Exchange Registration pursuant to Section 2.1, paragraphs (a), (c), (d), (e), (f), (k), (l) and (n) below shall be applicable:

(a) The Company shall as expeditiously as reasonably practicable prepare and file with the SEC a registration statement on any form for which the Company then qualifies or that counsel for the Company shall deem appropriate and which form shall be available for the registration of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof, and use its commercially reasonable efforts to cause such filed registration statement to become and remain effective for a period of not less than 40 days, or in the case of an Exchange Registration until all of the Registrable Securities of the Covered Persons included in any such registration statement (each, a “Registering Covered Person”) shall have actually been exchanged thereunder.

(b) Prior to filing a registration statement or prospectus or any amendment or supplement thereto, the Company shall, if requested, furnish to each Registering Covered Person and each underwriter, if any, of the Registrable Securities covered by such registration statement copies of such registration statement as proposed to be filed, and thereafter the Company shall furnish to such Registering Covered Person and underwriter, if any, such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 or Rule 430A under the Securities Act and such other documents as such Registering Covered Person or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Registering Covered Person. The Registering Covered Person shall have the right to request that the Company modify any information contained in such registration statement, amendment and supplement thereto pertaining to such Registering Covered Person and the Company shall use its commercially reasonable efforts to comply with such request, provided, however, that the Company shall not have any obligation to so modify any information if the Company reasonably expects that so doing would cause the prospectus to contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(c) After the filing of the registration statement, the Company shall (i) cause the related prospectus to be supplemented by any required prospectus supplement, and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act, (ii) comply with the provisions of the Securities Act with respect to the disposition

Appendix B-114

of all Registrable Securities covered by such registration statement during the applicable period in accordance with the intended methods of disposition by the Registering Covered Person thereof set forth in such registration statement or supplement to such prospectus and (iii) promptly notify each Registering Covered Person holding Registrable Securities covered by such registration statement of any stop order issued or threatened by the SEC suspending the effectiveness of such registration statement or any state securities commission and take all commercially reasonable efforts to prevent the entry of such stop order or to obtain the withdrawal of such order if entered.

(d) To the extent any “free writing prospectus” (as defined in Rule 405 under the Securities Act) is used, the Company shall file with the SEC any free writing prospectus that is required to be filed by the Company with the SEC in accordance with the Securities Act and retain any free writing prospectus not required to be filed.

(e) The Company shall use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by such registration statement under such other securities or “blue sky” laws of such jurisdictions in the United States as any Registering Covered Person holding such Registrable Securities or each underwriter, if any, reasonably (in light of such member’s intended plan of distribution) requests and (ii) cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable such Registering Covered Person to consummate the disposition of the Registrable Securities owned by such person, provided that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 2.5(e), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction.

(f) The Company shall immediately notify each Registering Covered Person holding such Registrable Securities covered by such registration statement or each underwriter, if any, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and promptly prepare and make available to each such Registering Covered Person or underwriter, if any, and file with the SEC any such supplement or amendment.

(g) Medley Group shall select an underwriter or underwriters in connection with any Public Offering. In connection with any Public Offering, the Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such all other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities in any such Public Offering, including if necessary the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with FINRA.

(h) Subject to the execution of confidentiality agreements satisfactory in form and substance to the Company in the exercise of its good faith judgment, pursuant to the reasonable request of Medley Group or underwriter (if any), the Company will give to each Registering Covered Person, each underwriter (if any) and their respective counsel and accountants (i) reasonable and customary access to its books and records and (ii) such opportunities to discuss the business of the Company with its directors, officers, employees, counsel and the independent public accountants who have certified its financial statements, as shall be appropriate, in the reasonable judgment of counsel to such Registering Covered Person or underwriter, to enable them to exercise their due diligence responsibility.

(i) The Company shall use its commercially reasonable efforts to furnish to each Registering Covered Person and to each such underwriter, if any, a signed counterpart, addressed to such person or underwriter, of (i) an opinion or opinions of counsel to the Company and (ii) a comfort letter or comfort letters from the Company’s independent public accountants, each in customary form and covering such matters of the kind customarily covered by opinions or comfort letters, as the case may be, as Medley Group or underwriter reasonably requests.

(j) Each Registering Covered Person registering securities under Sections 2.2 or 2.3 shall promptly furnish in writing to the Company the information set forth in Appendix B and such other information regarding itself,

Appendix B-115

the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required or advisable in connection with such registration.

(k) Each Registering Covered Person and each underwriter, if any, agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.5(f), such Registering Covered Person or underwriter shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Registering Covered Person’s or underwriter’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.5(f), provided, however, that, upon written notice to each Registering Covered Person and each underwriter, if any, and for a reasonable time specified in the notice but not exceeding 60 days thereafter or 90 days in any 365 day period (the “Suspension Period”), the Company may suspend the use or effectiveness of any registration statement if the Company’s Board determines, in its sole discretion, that the Company is in possession of material non-public information the disclosure of which during the period specified in such notice the Company believes in good faith would not be in the best interests of the Company; and, if so directed by the Company, such Registering Covered Person or underwriter shall deliver to the Company all copies, other than any permanent file copies then in such Registering Covered Person’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. If the Company shall give such notice, the Company shall extend the period during which such registration statement shall be maintained effective (including the period referred to in Section 2.5(a)) by the number of days during the period from and including the date of the giving of notice pursuant to Section 2.5(f) to the date when the Company shall make available to such Registering Covered Person a prospectus supplemented or amended to conform with the requirements of Section 2.5(f).

(l) The Company shall use its commercially reasonable efforts to list all Registrable Securities covered by such registration statement on any securities exchange or quotation system on which any of the Registrable Securities are then listed or traded.

(m) The Company shall cause appropriate officers of the Company or Medley LLC to (i) prepare and make presentations at any “road shows” and before analysts and rating agencies, as the case may be, (ii) take other actions to obtain ratings for any Registrable Securities and (iii) otherwise use their commercially reasonable efforts to cooperate as reasonably requested by the underwriters in the offering, marketing or selling of the Registrable Securities.

(n) The Company shall cooperate with the Registering Covered Persons to facilitate the timely delivery of Registrable Securities to be sold, which shall not bear any restrictive legends, and to enable such Registrable Securities to be issued in such denominations and registered in such names as such Registering Covered Persons may reasonably request at least two business days prior to the closing of any sale of Registrable Securities.

Section 2.6 Indemnification by the Company. In the event of any registration of any Registrable Securities of the Company under the Securities Act pursuant to this Article II, the Company will, and it hereby does, indemnify and hold harmless, to the extent permitted by law, a Registering Covered Person, each affiliate of such Registering Covered Person and their respective directors and officers or general and limited partners or members and managing members (including any director, officer, affiliate, employee, agent and controlling person of any of the foregoing) and each other person, if any, who controls such seller within the meaning of the Securities Act (collectively, the “Indemnified Parties”), from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, (1) any untrue statement or alleged untrue statement of a material fact contained in any registration statement or amendment or supplement thereto under which such Registrable Securities were registered or any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (2) any untrue statement or alleged untrue statement of a material fact contained in any prospectus, any free writing prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act in respect of the Registrable Securities, or amendment or supplement thereto, or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Company shall not be liable to any Indemnified Party in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, prospectus, any free writing prospectus or any “issuer information” filed or required to be filed

Appendix B-116

pursuant to Rule 433(d) under the Securities Act in respect of the Registrable Securities, or amendment or supplement thereto, in reliance upon and in conformity with written information regarding a Registering Covered Person furnished to the Company by such Registering Covered Person or other Indemnified Party with respect to such seller or any underwriter specifically for use in the preparation thereof.

Section 2.7 Indemnification by Registering Covered Persons. Each Registering Covered Person hereby severally and not jointly indemnifies and holds harmless, and the Company may require, as a condition to including any Registrable Securities in any registration statement filed in accordance with this Article II, that the Company shall have received an undertaking reasonably satisfactory to it from any underwriter to indemnify and hold harmless, the Company and all other prospective sellers of Registrable Securities, each officer of the Company who signed the registration statement and each person, if any, who controls the Company and all other prospective sellers of Registrable Securities within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in Section 2.6 above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company with respect to such seller or any underwriter specifically for use in the preparation of such registration statement, prospectus, any free writing prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act in respect of the Registrable Securities, or amendment or supplement thereto. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company, any of the Registering Covered Persons or any underwriter, or any of their respective affiliates, directors, officers or controlling persons and shall survive the transfer of such securities by such person. In no event shall any such indemnification liability of any Registering Covered Person be greater in amount than the dollar amount of the proceeds received by such Registering Covered Person upon the sale of the Registrable Securities giving rise to such indemnification obligation.

Section 2.8 Conduct of Indemnification Proceedings. Promptly after receipt by an Indemnified Party hereunder of written notice of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to this Article II, such Indemnified Party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, that the failure of the Indemnified Party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article II, except to the extent that the indemnifying party is materially prejudiced by such failure to give notice.

In case any such action is brought against an Indemnified Party, unless in such Indemnified Party’s reasonable judgment a conflict of interest between such Indemnified Party and indemnifying parties may exist in respect of such claim, the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the indemnifying party to such Indemnified Party of its election so to assume the defense thereof, the indemnifying party will not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. It is understood and agreed that the indemnifying person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm (x) for any Covered Person, its affiliates, directors and officers and any control persons of such Indemnified Party shall be designated in writing by Medley Group, (y) in all other cases shall be designated in writing by the Board. The indemnifying person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying person agrees to indemnify each Indemnified Party from and against any loss or liability by reason of such settlement or judgment. No indemnifying person shall, without the written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnification could have been sought hereunder by such Indemnified Party, unless such settlement (A) includes an unconditional release of such Indemnified Party, in form and substance reasonably satisfactory to such Indemnified Party, from all liability on claims that are the subject matter of such proceeding and (B) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

Section 2.9 Contribution. If the indemnification provided for in this Article II from the indemnifying party is unavailable to an Indemnified Party hereunder in respect of any losses, claims, damages, liabilities or expenses

Appendix B-117

referred to herein, then the indemnifying party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and Indemnified Parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and Indemnified Parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or Indemnified Parties, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party under this Section 2.9 as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.9 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

Section 2.10 Participation in Public Offering. No Covered Person may participate in any Public Offering hereunder unless such Covered Person (a) agrees to sell such Covered Person’s securities on the basis provided in any underwriting arrangements approved by the Covered Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and the provisions of this Agreement in respect of registration rights.

Section 2.11 Other Indemnification. Indemnification similar to that specified herein (with appropriate modifications) shall be given by the Company and the Registering Covered Person participating therein with respect to any required registration or other qualification of securities under any federal or state law or regulation or Governmental Authority other than the Securities Act.

Section 2.12 Parties in Interest. Each Covered Person shall be entitled to receive the benefits of this Agreement and shall be bound by the terms and provisions of this Agreement by reason of such Covered Person’s election to participate in a registration under this Article II. To the extent LLC Units are effectively transferred in accordance with the terms of the Medley LLC Agreement, the Permitted Transferee of such LLC Units shall be entitled to receive the benefits of this Agreement and shall be bound by the terms and provisions of this Agreement upon becoming bound hereby pursuant to Section 3.1(c).

Section 2.13 Acknowledgement Regarding the Company. Other than those determinations reserved expressly to Medley Group, all determinations necessary or advisable under this Article II shall be made by the Board, the determinations of which shall be final and binding.

Section 2.14 Cooperation by the Company. If the Covered Person shall transfer any Registrable Securities pursuant to Rule 144 under the Securities Act, the Company shall use its commercially reasonable efforts to cooperate with the Covered Person and shall provide to the Covered Person such information as may be required to be provided under Rule 144 under the Securities Act.

ARTICLE III
MISCELLANEOUS

Section 3.1 Term of the Agreement; Termination of Certain Provisions.

(a) The term of this Agreement shall continue until the first to occur of (i) such time as no Covered Person holds any Covered LLC Units or Registrable Securities and (ii) such time as the Agreement is terminated by the Company and Medley Group. This Agreement may be amended only with the consent of the Company and Medley Group; provided that no amendment may materially and adversely affect the rights of a Covered Person, as such, other than on a pro rata basis with other Covered Persons without the consent of such Covered Person

Appendix B-118

(or, if there is more than one such Covered Person that is so affected, without the consent of a majority of such affected Covered Persons in accordance with their holdings of Covered LLC Units and Registrable Securities).

(b) Unless this Agreement is theretofore terminated pursuant to Section 3.1(a) hereof, a Covered Person shall be bound by the provisions of this Agreement with respect to any Covered LLC Units or Registrable Securities until such time as such Covered Person ceases to hold any Covered LLC Units or Registrable Securities. Thereafter, such Covered Person shall no longer be bound by the provisions of this Agreement other than Sections 2.7, 2.8, 2.9 and 2.11 and this Article III.

(c) Any Permitted Transferee of a Covered Person shall be entitled to become part to this agreement as a Covered Person; provided, that, such Permitted Transferee shall first sign an agreement in the form approved by the Company acknowledging that such Permitted Transferee is bound by the terms and provisions of the Agreement.

Section 3.2 Assignment; Successors. This Agreement shall be binding upon and inure to the benefit of the respective legatees, legal representatives, successors and assigns of the Covered Persons; provided, however, that a Covered Person may not assign this Agreement or any of his rights or obligations hereunder, and any purported assignment in breach hereof by a Covered Person shall be void except in connection with any transfer to a Permitted Transferee in accordance with this Agreement; and provided further that no assignment of this Agreement by the Company or to a successor of the Company (by operation of law or otherwise) shall be valid unless such assignment is made to a person which succeeds to the business of such person substantially as an entirety.

Section 3.3 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware.

Section 3.4 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

Section 3.5 Entire Agreement. Except as otherwise expressly set forth herein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

Section 3.6 Successors and Assigns; Certain Transferees Bound Hereby. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by each of the Company and Medley LLC and their successors and assigns, and by the Covered Persons and their respective successors and assigns so long as they hold shares of Class A Common Stock or LLC Units. Notwithstanding the foregoing, the indemnification and contribution provisions of this Agreement shall bind and inure to the benefit of and be enforceable by any person who continues to be a Covered Person but ceases to hold any shares of Class A Common Stock or LLC Units.

Section 3.7 Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

Section 3.8 Submission to Jurisdiction; Waiver of Jury Trial.

(a) Any and all disputes which cannot be settled amicably, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this arbitration provision) shall be finally settled by arbitration conducted by a single arbitrator in New York in accordance with the then-existing Rules of Arbitration of the International Chamber of Commerce. If the parties to the dispute fail to agree on the selection of an arbitrator within thirty (30) days of the receipt of the request for arbitration, the International Chamber of Commerce shall make the appointment. The arbitrator shall be a lawyer and shall conduct the proceedings in the English language. Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings.

Appendix B-119

(b) Notwithstanding the provisions of paragraph (a), the parties hereto may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), each party hereto (i) expressly consents to the application of paragraph (c) of this Section 3.8 to any such action or proceeding and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate.

(c) (i) EACH PARTY HERETO IRREVOCABLY SUBMITS TO THE JURISDICTION OF COURTS LOCATED IN NEW YORK, NEW YORK FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF THIS SECTION 3.8, OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award. The parties acknowledge that the fora designated by this paragraph (c) have a reasonable relation to this Agreement, and to the parties’ relationship with one another.

(ii) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in the preceding paragraph of this Section 3.8 and such parties agree not to plead or claim the same.

Section 3.9 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by fax, by electronic mail (delivery receipt requested) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be as specified in a notice given in accordance with this Section 3.9):

(a)    If to the Company at:

Medley Management Inc.
600 Montgomery St., 35th Floor
San Francisco, California 94111
Attention: General Counsel
Fax: (415) 358-5514
Email: john.fredericks@medleycapital.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Attention: Joshua Ford Bonnie, Esq.
Fax: (212) 455-2502
Email: jbonnie@stblaw.com

(b)    If to Medley LLC at:

Medley LLC
c/o Medley Management Inc.
600 Montgomery St., 35th Floor
San Francisco, California 94111
Attention: General Counsel
Fax: (415) 358-5514
Email: john.fredericks@medleycapital.com

Appendix B-120

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Attention: Joshua Ford Bonnie, Esq.
Fax: (212) 455-2502
Email: jbonnie@stblaw.com

(c)    If to any Covered Person, to the address and other contact information set forth in the records of Medley LLC from time to time.

Section 3.10 Specific Performance. Each party hereto acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond, and in addition to all other remedies that may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may be then available.

Section 3.11 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

[Remainder of Page Intentionally Left Blank]

Appendix B-121

IN WITNESS WHEREOF, the parties hereto have duly executed or caused to be duly executed this Agreement as of the dates indicated.

MEDLEY MANAGEMENT INC.
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Co-Chief Executive Officer and Chief Investment Officer
MEDLEY GROUP LLC
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Member
COVERED PERSONS
B. TAUBE 2014 ASSOCIATES, LLC
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Special Managing Member
BROOK TAUBE TRUST
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Trustee

[Signature Page – Registration Rights Agreement]

Appendix B-122

A. TAUBE 2014 ASSOCIATES, LLC
By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Special Managing Member
S. TAUBE 2014 ASSOCIATES, LLC
By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Special Managing Member
SETH AND ANGIE TAUBE TRUST
By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Trustee

[Signature Page – Registration Rights Agreement]

Appendix B-123

/s/ Jeffrey Tonkel
Jeffrey Tonkel
/s/ Richard Allorto
Richard Allorto
/s/ John Fredericks
John Fredericks
/s/ Christopher Taube
Christopher Taube
/s/ Samuel Anderson
Samuel Anderson

[Signature Page – Registration Rights Agreement]

Appendix B-124

Appendix A

MEDLEY MANAGEMENT INC.

Covered Person Questionnaire

The undersigned Covered Person understands that the Company has filed or intends to file with the SEC a registration statement for the registration of the shares of Class A Common Stock (as such may be amended, the “Registration Statement”), in accordance with Sections 2.2 or 2.3 of the Registration Rights Agreement, dated as of September 23, 2014 (the “Registration Rights Agreement”), among the Company and the Covered Persons referred to therein. A copy of the Agreement is available from the Company upon request at the address set forth below. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

NOTICE

The undersigned Covered Person hereby gives notice to the Company of its intention to register Registrable Securities beneficially owned by it and listed below in Item 3 (unless otherwise specified under Item 3) pursuant to the Registration Statement. The undersigned, by signing and returning this Questionnaire, understands that it will be bound by the terms and conditions of this Questionnaire and the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, the undersigned has agreed to indemnify and hold harmless the Company and all other prospective sellers of Registrable Securities, each officer of the Company who signed the Registration Statement and each person, if any, who controls the Company and all other prospective sellers of Registrable Securities within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities arising in connection with statements made or omissions concerning the undersigned in the Registration Statement, prospectus, any free writing prospectus or any “issuer information” in reliance upon the information provided in this Questionnaire.

The undersigned Covered Person hereby provides the following information to the Company and represents and warrants that such information is accurate and complete:

QUESTIONNAIRE

1.	Name.
	(a)	Full Legal Name of Covered Person:

	(b)	Full Legal Name of Covered Person (if not the same as (a) above) through which Registrable Securities Listed in Item 3 below are held:

	(c)	Full Legal name of DTC Participant (if applicable and if not the same as (b) above) through which Registrable Securities listed in Item 3 below are held:

(d)

Full Legal Name of natural control person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the Registrable Securities listed in Item 3 below):

Appendix B-125

2.	Address for Notices to Covered Person:

Telephone:
Fax:
Email:
Contact Person:
3.	Beneficial Ownership of Registrable Securities:
Number of Registrable Securities beneficially owned:

4.	Broker-Dealer Status:
(a) Are you a broker-dealer?
Yes ☐ No ☐
Note: If yes, the SEC’s staff has indicated that you should be identified as an underwriter in the Registration Statement.
(b) Are you an affiliate of a broker-dealer?
Yes ☐ No ☐
If yes, please identify the broker-dealer with whom the Covered Person is affiliated and the nature of the affiliation:

(c)

If you are an affiliate of a broker-dealer, do you certify that you bought the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐
Note: If no, the SEC’s staff has indicated that you should be identified as an underwriter in the Registration Statement.
(d) If you are (1) a broker-dealer or (2) an affiliate of a broker-dealer and answered “no” to Question 4(c), do you consent to being named as an underwriter in the Registration Statement?
Yes ☐ No ☐
5.	Beneficial Ownership of Other Securities of the Company Owned by the Covered Person.

Except as set forth below in this Item 5, the undersigned Covered Person is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item 3.

Type and Amount of Other Securities beneficially owned by the Covered Person:

Appendix B-126

6.	Relationships with the Company:

Except as set forth below, neither the undersigned Covered Person nor any of its affiliates, officers, directors or principal equity holders (owners of 5% or more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

7.	Intended Method of Disposition of Registrable Securities (Only Applicable to a Demand Registration Effected Pursuant to Section 2.2 of the Registration Rights Agreement):
Intended Method or Methods of Disposition of Registrable Securities beneficially owned:

The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof and at any time while the Registration Statement remains in effect.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 7 and the inclusion of such information in the Registration Statement and the related prospectus. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:	Beneficial Owner:
By:
Name:
Title:

PLEASE SEND A COPY OF THE COMPLETED AND EXECUTED QUESTIONNAIRE BY FAX OR ELECTRONIC MAIL, AND RETURN THE ORIGINAL BY OVERNIGHT MAIL, TO:

Medley Management Inc.
600 Montgomery St., 35th Floor
San Francisco, California 94111
Attention: General Counsel
Fax: (415) 358-5514
Email: john.fredericks@medleycapital.com

Appendix B-127

EXHIBIT B

Amended and Restated Charter of SIC

[See attached.]

Appendix B-128

EXHIBIT B
THIRD ARTICLES OF AMENDMENT AND RESTATEMENT OF SIERRA INCOME CORPORATION

FIRST: Sierra Income Corporation, a Maryland corporation (the “Corporation”), desires to amend and restate its articles of incorporation as currently in effect and as hereinafter amended.

SECOND: The following provisions are all the provisions of the Third Articles of Amendment and Restatement of the Corporation (the “Articles of Incorporation”) currently in effect and as hereinafter amended:

ARTICLE I
NAME

The name of the corporation is Sierra Income Corporation.

ARTICLE II
PURPOSE

The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force.

ARTICLE III
RESIDENT AGENT AND PRINCIPAL OFFICE

The name of the resident agent of the Corporation in Maryland is CSC-Lawyers Incorporating Service Corporation whose address is 7 St. Paul Street, Suite 1660, Baltimore Maryland 21202. The street address of the principal office of the Corporation in the State of Maryland is c/o CSC- Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 1660, Baltimore, Maryland 21202.

ARTICLE IV
PROVISIONS FOR DEFINING, LIMITING AND REGULATING CERTAIN POWERS OF THE CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

Section 4.1 Number, Term and Election of Directors.

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Corporation’s board of directors. The board of directors may take any actions as in its sole judgment and discretion are necessary or desirable to conduct the business of the Corporation. The number of directors that shall comprise the Corporation’s board of directors is six (6), which number may be increased or decreased from time to time by the board of directors pursuant to the bylaws of the Corporation (the “Bylaws”) but in no event will be less than three.

(b) The board of directors shall be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible, and the term of office of directors of one class shall expire at each annual meeting of stockholders, and in all cases as to each director such term shall extend until his or her successor shall be elected and shall qualify or until his or earlier resignation, removal from office, death or incapacity. Additional directorships resulting from an increase in number of directors shall be apportioned among the classes as equally as possible.

(c) Each director may be reelected to an unlimited number of succeeding terms in accordance with these provisions. At each annual election, directors chosen to succeed those whose terms then expire shall be of the same class as the directors they succeed, unless by reason of any intervening changes in the authorized number of directors, the board of directors shall designate one or more directorships whose term then expires as directorships of another class in order to more nearly achieve equality of number of directors among the classes.

(d) Notwithstanding the rule that the three classes shall be as nearly equal in number of directors as possible, in the event of any change in the authorized number of directors, each director then continuing to serve as such shall nevertheless continue as a director of the class of which such director is a member until the expiration of his or her current term, or his or her prior death, resignation or removal. If any newly created directorship may, consistently with the rule that the three classes shall be as nearly equal in number of directors as possible, be allocated to any class, the board of directors shall allocate it to that of the available class whose term of office is due to expire at the earliest date following such allocation.

Appendix B-129

(e) A majority of the board of directors shall be independent directors, except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor. A director is considered independent if he or she is not an “interested person” as that term is defined under Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”). The names of the directors currently in office are Brook Taube, Oliver T. Kane, Valerie Lancaster-Beal, Stephen R. Byers, and Karin Hirtler-Garvey.

(f) The Corporation elects, at all times that it is eligible to so elect, to be subject to the provisions of Section 3-804(c) of the Maryland General Corporation Law (“MGCL”).

Section 4.2 Extraordinary Actions. Except as provided in Section 6.2, notwithstanding any provision of law requiring an action to be approved by the affirmative vote of the holders of shares entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable and approved by the board of directors, and approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 4.3 Authorization by Board of Directors of Share Issuance. The board of directors may authorize the issuance from time to time of shares of common stock of the Corporation (referred to herein as “shares”) of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of any class or series, whether now or hereafter authorized, for such consideration as the board of directors may deem advisable (or without consideration in the case of a share split or share dividend), subject to such restrictions or limitations, if any, as may be set forth in these Articles of Incorporation or in the Bylaws.

Section 4.4 Preemptive Rights. Except as may be provided by the board of directors in setting the terms of classified or reclassified shares pursuant to Section 5.3 or 5.4 or as may otherwise be provided by contract approved by the board of directors, no holder of shares of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of the Corporation or any other security of the Corporation which it may issue or sell.

Section 4.5 Appraisal Rights. Except as may be provided by the board of directors in setting the terms of any class or series of Preferred Shares and except as contemplated by the MGCL, no stockholder of the Corporation shall be entitled to exercise appraisal rights in connection with any transaction.

Section 4.6 Determinations by Board of Directors. To the fullest extent permitted by law, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the board of directors consistent with these Articles of Incorporation shall be final and conclusive and shall be binding upon the Corporation and every stockholder: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its shares or the payment of other distributions on its shares; the amount of stated capital, capital surplus, net assets, other surplus, annual or other net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any class or series of shares of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or any shares of the Corporation; the shares of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; any conflict between the MGCL and the provisions set forth in the North American Securities Administrators Association (“NASAA”) Omnibus Guidelines; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law or the Bylaws or otherwise to be determined by the board of directors; and provided that to the extent the board of directors determines that the MGCL conflicts with the provisions set forth in the NASAA Omnibus Guidelines, NASAA Omnibus Guidelines control to the extent any provisions of the MGCL are not mandatory.

ARTICLE V
SHARES

Section 5.1 Authorized Shares. The Corporation has authority to issue 250,000,000 shares of common stock, $0.001 par value per share (“Common Stock”). The aggregate par value of all authorized shares having par value is $250,000. All shares shall be fully paid and nonassessable when issued. A majority of the entire board of directors, including a

Appendix B-130

majority of the independent directors, without any action by the stockholders of the Corporation, may amend these Articles of Incorporation from time to time to increase or decrease the aggregate number of shares, or the number of shares of any class or series that the Corporation has authority to issue.

Section 5.2 Common Stock. Each share of Common Stock shall entitle the holder thereof to one vote. Except as otherwise provided in these Articles of Incorporation, and subject to the express terms of any class or series of Preferred Shares, holders of Common Stock shall have the exclusive right to vote on all matters as to which a stockholder is entitled to vote pursuant to applicable law at all meetings of stockholders. Unless otherwise provided, holders of Common Stock shall not be entitled to preemptive, appraisal, subscription, redemption, sinking fund, or conversion rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up, the aggregate assets available for distribution to holders of Common Stock shall be determined in accordance with applicable law and these Articles of Incorporation. Each holder of Common Stock shall be entitled to receive, ratably with each other holder of Common Stock, that portion of the assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding. The board of directors, including a majority of the independent directors, may classify or reclassify any unissued shares of Common Stock from time to time, in one or more classes or series of Common Stock or Preferred Shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations, or to dividends, qualifications, or terms or conditions of redemption of the shares.

Section 5.3 Preferred Shares. The board of directors, including a majority of the independent directors, may classify or reclassify any unissued shares of stock from time to time, in one or more classes or series of preferred stock (“Preferred Shares”) by setting or changing the preferences, covenants or other rights, voting powers, privileges, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series thereof.

Section 5.4 Classified or Reclassified Shares. Prior to the issuance of classified or reclassified shares of any class or series, the board of directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of shares of the Corporation; (b) specify the number of shares to be included in the class or series; and (c) set or change, subject to the express terms of any class or series of shares of the Corporation outstanding at the time, the preferences, covenants or other rights, voting powers, privileges, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series thereof; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland. Any of the terms of any class or series of shares set or changed pursuant to clause (c) of this Section 5.4 may be made dependent upon facts or events ascertainable outside these Articles of Incorporation (including determinations by the board of directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of shares is clearly and expressly set forth in the resolution or other instrument establishing any such class or series.

Section 5.5 Articles of Incorporation and Bylaws. All Persons who shall acquire shares in the Corporation shall acquire the same subject to the provisions of these Articles of Incorporation and the Bylaws. The board of directors of the Corporation shall have the exclusive power to make, alter, amend or repeal the Bylaws. In addition, the stockholders may adopt, alter or repeal any provision of the Bylaws and make new Bylaws if such action is approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, except that the stockholders shall not have the power to alter or repeal any provision of the Bylaws (a) subjecting the Corporation to the 1940 Act or (b) providing indemnification or advancement rights to any individual. The term “Person” shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c) (17) of the Internal Revenue Code of 1986, as amended (the “Code”), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

ARTICLE VI
AMENDMENTS; CERTAIN EXTRAORDINARY ACTIONS

Section 6.1 Amendments Generally. Subject to Section 6.2 hereof, the Corporation reserves the right, from time, and upon the requisite approval by the board of directors and stockholders, to time to make any amendment to these Articles of Incorporation, now or hereafter authorized by law, including any amendment altering the terms or contract
Appendix B-131

rights, as expressly set forth in these Articles of Incorporation, of any outstanding shares. Provided that the board of directors has declared the amendment advisable and submitted it to the stockholders, any amendment to the Articles of Incorporation must be approved by the affirmative vote of holders of shares entitled to cast a majority (or such greater proportion as may be required elsewhere in the Articles of Incorporation) of the votes entitled to be cast on the matter.

Section 6.2 Approval of Certain Amendments. Notwithstanding the provisions of Section 6.1 hereof, the affirmative vote of the holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast on the matter shall be necessary to effect:

(a) Any amendment to these Articles of Incorporation to make the Common Stock a “redeemable security” or to convert the Corporation, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act); and

(b) Any amendment to Section 4.2, Section 4.6, Section 6.1 or this Section 6.2.

Section 6.3 Execution of Amendments. Upon obtaining such approvals required by the MGCL, these Articles of Incorporation and the Bylaws, and without further action or execution by any other Person, (i) any amendment to these Articles of Incorporation may be implemented and reflected in a writing executed solely by the requisite members of the board of directors, and (ii) the stockholders shall be deemed a party to and bound by such amendment of these Articles of Incorporation.

ARTICLE VII
LIMITATION OF LIABILITY; INDEMNIFICATION AND ADVANCE OF EXPENSES

Section 7.1 Limitation of Stockholder Liability. No stockholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to the Corporation by reason of being a stockholder, nor shall any stockholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any Person in connection with the Corporation’s assets or the affairs of the Corporation by reason of being a stockholder.

Section 7.2 Limitation of Director and Officer Liability. To the fullest extent permitted by Maryland law, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

Section 7.3 Indemnification. The Corporation shall have the power to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, and (ii) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or director of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, in each case to the fullest extent permitted by Maryland law. The Corporation may, with the approval of the board of directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a Person who served a predecessor of the Corporation in any of the capacities described in (i) or (ii) above and to any employee or agent of the Corporation or the Adviser or a predecessor thereof. The board of directors may take such action as is necessary to carry out this Section 7.3. No amendment of these Articles of Incorporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

Section 7.4 Express Exculpatory Clauses in Instruments. Neither the stockholders nor the directors, officers, employees or agents of the Corporation, shall be liable under any written instrument creating an obligation of the Corporation by reason of their being stockholders, directors, officers, employees or agents of the Corporation, and all Persons shall look solely to the Corporation’s assets for the payment of any claim under or for the performance of that instrument. The omission of the foregoing exculpatory language from any instrument shall not affect the validity or enforceability of such instrument and shall not render any stockholder, director, officer, employee or agent liable thereunder to any third party, nor shall the directors or any officer, employee or agent of the Corporation be liable to anyone as a result of such omission.

Section 7.5 Limitation on Indemnification. As required under the 1940 Act, no provision of this Article VII shall be effective to protect or purport to protect any director or officer of the Corporation against liability to the Corporation or its stockholders to which he or she would otherwise be subject by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Appendix B-132

Section 7.6 Amendment or Repeal. Neither the amendment nor repeal of this Article VII, nor the adoption or amendment of any other provision of these Articles of Incorporation or Bylaws inconsistent with this Article VII, shall apply to or affect in any respect the applicability of the preceding sections of this Article VII with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Section 7.7 Non-exclusivity. The indemnification and advancement of expenses provided or authorized by this Article VII shall not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director or officer may be entitled under the bylaws, a resolution of stockholders or directors, an agreement or otherwise.

ARTICLE VIII
MISCELLANEOUS

If and to the extent that any provision of the MGCL or any provision of these Articles of Incorporation or Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act shall control; provided, however, that such conflict shall not affect any of the remaining provisions of these Articles of Incorporation or the Bylaws or render invalid or improper any action taken or omitted prior to such determination.

THIRD: The amendment to and restatement of the Articles of Incorporation as hereinabove set forth have been duly advised by the board of directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation in Maryland is as set forth in Article III of the foregoing amendment and restatement of the Articles of Incorporation.

FIFTH: The name and address of the Corporation’s current resident agent in Maryland is as set forth in Article III of the foregoing amendment and restatement of the Articles of Incorporation.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article IV of the foregoing amendment and restatement of the Articles of Incorporation.

SEVENTH: The total number of shares of capital stock which the Corporation had authority to issue immediately prior to the foregoing amendment and restatement of the Articles of Incorporation was 250,000,000 shares of Common Stock, $0.001 par value per share.

EIGHTH: The total number of shares of capital stock which the Corporation has authority to issue after giving effect to the amendments set forth in the foregoing amendment and restatement of the Articles of Incorporation is 250,000,000 shares of Common Stock, $0.001 par value per share. There is no change in the aggregate par value of all authorized capital stock.

NINTH: The undersigned acknowledges these Third Articles of Amendment and Restatement to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Remainder of Page Intentionally Left Blank]

Appendix B-133

IN WITNESS WHEREOF, the Corporation has caused these Third Articles of Amendment and Restatement to be signed in its name and on its behalf by the undersigned as of ________, 20    .

ATTEST: SIERRA INCOME CORPORATION
By:
Name:	Name:
Title:	Title:

Appendix B-134

EXHIBIT C

Amended and Restated Bylaws of SIC

[See attached.]

Appendix B-135

EXHIBIT C

AMENDED AND RESTATED BYLAWS OF SIERRA INCOME CORPORATION

ARTICLE I
OFFICES

Section 1. PRINCIPAL OFFICE. The principal office of Sierra Income Corporation (the “Corporation”) shall be located at such place as the Corporation’s board of directors (the “Board”) may designate.

Section 2. ADDITIONAL OFFICES. The Corporation may have additional offices, including a principal executive office, at such places as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. PLACE. All meetings of stockholders shall be held at the principal office of the Corporation or at such other place as shall be set by the Board and stated in the notice of the meeting.

Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board each year.

Section 3. SPECIAL MEETINGS.

(a) General. The Chairman of the Board, the chief executive officer, the president or the Board may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the secretary of the Corporation upon the written request of the stockholders entitled to cast not less than ten percent (the “Special Meeting Percentage”) of all the votes entitled to be cast at such meeting.

(b) Stockholder Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the “Record Date Request Notice”) by registered mail, return receipt requested, request the Board to fix a record date to determine the stockholders entitled to request a special meeting (the “Request Record Date”). The Record Date Request Notice shall set forth the purpose of the meeting, the matters proposed to be acted on at it and any material interest in such matter of such stockholder, including any anticipated benefit to such stockholder therefrom. The Record Date Request Notice shall be signed by one or more stockholders of record as of the date of signature (or their duly authorized agents), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon receiving the Record Date Request Notice, and subject to Maryland General Corporation Law (the “MGCL”), the Board may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the 5:00 pm, Eastern Time, on the date on which the resolution fixing the Request Record Date is adopted by the Board. If the Board, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date and make a public announcement of such Request Record Date, the Request Record Date shall be 5:00 pm Eastern Time on the tenth day after the first date on which the Record Date Request Notice is received by the secretary.

(2) In order for any stockholder to request a special meeting, one or more written requests for a special meeting signed by stockholders of record (or their duly authorized agents) as of the Request Record Date entitled to cast not less than the Special Meeting Percentage of all of the votes entitled to be cast at such meeting (the “Special Meeting Request”) shall be delivered to the secretary. In addition, the Special Meeting Request shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to the matters set forth in the Record Date Request Notice received by the secretary), shall bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, shall set forth the name and address, as they appear in the Corporation’s books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed) and the class, series and number of all shares of the Corporation which are owned by each such stockholder, and the nominee

Appendix B-136

holder for, and number of, shares owned beneficially but not of record, shall be sent to the secretary by registered mail, return receipt requested, and shall be received by the secretary within 60 days after the Request Record Date. Any requesting stockholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the secretary.

(3) The secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation’s proxy materials). The secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by subsection (b)(2) of this Section 3, the secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting.

(4) Any special meeting shall be held at such place, date and time as may be designated by the Board; provided, however, that the date of any stockholder requested meeting shall be not more than 60 days after the record date for such meeting (the “Meeting Record Date”); and provided further that if the Board fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the secretary (the “Delivery Date”), a date and time for a stockholder requested meeting, then such meeting shall be held at 2:00 p.m. local time on the 60th day after the Meeting Record Date or, if such 60th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board fails to designate a place for a stockholder requested meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the Board may consider such factors as the directors deem relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for meeting and any plan of the Board to call an annual meeting or a special meeting. In the case of any stockholder requested meeting, the Board shall fix a Meeting Record Date that is a date not later than 30 days after the Delivery Date.

(5) If written revocations of requests for the special meeting have been delivered to the secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the secretary, the secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been mailed and if the secretary first sends to all requesting stockholders who have not revoked requests for a special meeting written notice of any revocation of a request for the special meeting and written notice of the Secretary’s intention to revoke the notice of the meeting, revoke the notice of the meeting at any time before ten days before the commencement of the meeting. Any request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6) The Board, the Chairman of the Board, the chief executive officer or the president may appoint independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the secretary until the earlier of (i) five Business Days after receipt by the secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the secretary represent at least the Special Meeting Percentage. Nothing contained in this subsection (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of these Bylaws, “Business Day” shall mean any day other than a Saturday, a Sunday or other day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Section 4. NOTICE OF MEETINGS. Written or printed notice of the purpose or purposes, in the case of a special meeting, and of the time and place of every meeting of the stockholders, whether it be an annual meeting or a special meeting, shall be given by the secretary of the Corporation to each stockholder of record entitled to vote at the meeting and to each other stockholder entitled to notice of the meeting, by either placing the notice in the mail, delivering it by overnight delivery service or transmitting the notice by electronic mail or any other electronic means at least 15 days, but not more than 60 days, prior to the date designated for the meeting, addressed to each

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stockholder at such stockholder’s address appearing on the books of the Corporation or supplied by the stockholder to the Corporation for the purpose of notice. The notice of any meeting of stockholders may be accompanied by a form of proxy approved by the Board in favor of the actions or persons as the Board may select. Notice of any meeting of stockholders shall be deemed waived by any stockholder who attends the meeting in person or by proxy or who before or after the meeting submits a signed waiver of notice that is filed with the records of the meeting.

Except as provided in Article II, Section 11, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice of such meeting, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice of such meeting.

Section 5. ORGANIZATION AND CONDUCT. Every meeting of stockholders shall be conducted by an individual appointed by the Board to be chairman of the meeting or, in the absence of such appointment, by the Chairman of the Board, if any, or, in the case of a vacancy in the office or absence of the Chairman of the Board, by one of the following officers present at the meeting: the Vice Chairman of the Board, if any, the chief executive officer, the president, any vice president, the secretary, the treasurer or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The secretary or, in the secretary’s absence, an assistant secretary or, in the absence of both the secretary and assistant secretaries, an individual appointed by the Board or, in the absence of such appointment, an individual appointed by the chairman of the meeting shall act as secretary. In the event that the secretary presides at a meeting of the stockholders, an assistant secretary, or, in the absence of assistant secretaries, an individual appointed by the Board or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies or other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies or other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) maintaining order and security at the meeting; (f) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; and (g) recessing or adjourning the meeting to a later date and time and place announced at the meeting. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 6. QUORUM. The presence in person or by proxy of the holders of shares of the Corporation entitled to cast a majority of the votes entitled to be cast (without regard to class) shall constitute a quorum at any meeting of the stockholders, except with respect to any such matter that, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of shares, in which case the presence in person or by proxy of the holders of shares entitled to cast a majority of the votes entitled to be cast by each such class on such a matter shall constitute a quorum.

If, however, such quorum shall not be present at any meeting of the stockholders, the chairman of the meeting or the stockholders entitled to vote at such meeting, present in person or by proxy, shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 7. VOTING. Directors shall be elected by a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum, as defined in Section 6 of this Article II, is present. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum, as defined in Section 6 of this Article II, is present shall be sufficient to approve any other matter which may properly come before the meeting, unless

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more than a majority of the votes cast is required by the MGCL or by the charter of the Corporation (the “Articles of Incorporation”). Unless otherwise provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 8. PROXIES. A stockholder may cast the votes entitled to be cast by the shares owned of record by the stockholder in person or by proxy executed by the stockholder or by the stockholder’s duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the secretary of the Corporation before or at the meeting. No proxy shall become invalid due to the adjournment or postponement of a meeting of stockholders, or a change in the record date for such meeting, unless so provided in the proxy. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

Section 9. VOTING OF SHARES BY CERTAIN HOLDERS. Shares of the Corporation registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or director thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such shares pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such share. Any fiduciary may vote a share registered in his or her name as such fiduciary, either in person or by proxy.

Shares of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

The Board may adopt by resolution a procedure by which a stockholder may certify in writing to the Corporation that any shares registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date or closing of the share transfer books, the time after the record date or closing of the share transfer books within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board considers necessary or desirable. On receipt of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the stockholder of record of the specified share in place of the stockholder who makes the certification.

Section 10. INSPECTORS. The Board, in advance of any meeting, may, but need not, appoint one or more individual inspectors or one or more entities that designate individuals as inspectors to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting or at the meeting by the chairman of the meeting. The inspectors, if any, shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, as defined in Section 6 of this Article II, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, and determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. Each such report shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 11. ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTORS AND OTHER STOCKHOLDER PROPOSALS.

(a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice provided for in this Section 11(a) and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with this Section 11(a).

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(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of subsection (a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder’s notice shall set forth all information required under this Section 11 and shall be delivered to the secretary at the principal executive office of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting; provided, however, that in the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for such annual meeting and not later than 5:00 pm Eastern Time on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the tenth day following the day on which public announcement of the date of mailing of the notice for such meeting is first made. In no event shall the public announcement of a postponement or adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth (i) as to each individual whom the stockholder proposes to nominate for election or reelection as a director (each, a “Proposed Nominee”), (A) the name, age, business address and residence address of each Proposed Nominee, (B) the class, series and number of any shares of the Corporation that are beneficially owned by such each Proposed Nominee and the date such shares were acquired and the investment intent of such acquisition, (C) whether such stockholder believes any such Proposed Nominee is, or is not, an “interested person” of the Corporation, as defined in the Investment Company Act of 1940, as amended, and the rules promulgated thereunder (the “1940 Act”) and information regarding such Proposed Nominee that is sufficient, in the discretion of the Board or any committee thereof or any authorized officer of the Corporation, to make such determination, (D) such Proposed Nominee’s written consent to being named in the Corporation’s proxy statement as a nominee and to serve as a director of the Corporation if elected, (E) such Proposed Nominee’s certification that he or she currently intends to serve as a director for the full term for which he or she is standing (if so elected), (F) whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the last six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (I) manage risk or benefit from changes in the price of securities of the Corporation for such stockholder, Proposed Nominee or Stockholder Associated Person or (II) increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation or any affiliate thereof disproportionately to such person’s economic interest in the securities of the Corporation and (G) all other information relating to such stockholder and Proposed Nominee that would be required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder; (ii) as to any other business that the stockholder proposes to bring before the meeting, a description of the business desired to be brought before the meeting, the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder and any Stockholder Associated Person therefrom; (iii) as to the stockholder giving the notice and any Stockholder Associated Person, the class, series and number of all shares of the Corporation which are owned beneficially by such stockholder and by such Stockholder Associated Person, if any, (iv) as to the stockholder giving the notice and any Stockholder Associated Person covered by clauses (ii) or (iii) of this Section 11(a)(2), the name and address of such stockholder and any Stockholder Associated Person, as they appear on the Corporation’s share ledger and current name and address, if different, and of such Stockholder Associated Person and (v) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder’s notice. Such stockholder’s notice shall also attach (i) a completed Proposed Nominee questionnaire (which questionnaire shall be provided by the Corporation, upon request) and (ii) an agreement from each Proposed Nominee (in the form to be provided by the Corporation upon written request) that such nominee represents and agrees that he or she would be in compliance, if elected as a director of the Corporation, and will comply, with applicable law and all applicable publicly disclosed corporate governance, conflict of interest, corporate opportunities, confidentiality and stock ownership and trading policies and guidelines of the Corporation relating to his or her membership on the Board.

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(3) Notwithstanding anything in this Section 11(a) to the contrary, in the event the Board increases or decreases the number of directors in accordance with Article III, Section 2 of these Bylaws, and there is no public announcement of such action at least 100 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting, a stockholder’s notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive office of the Corporation not later than 5:00 pm Eastern Time on the tenth day following the day on which such public announcement is first made by the Corporation.

(4) For purposes of this Section 11, “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any Beneficial Owner (as defined in the Articles of Incorporation) of shares of the Corporation owned of record or beneficially by such stockholder and (iii) any person controlling, controlled by or under common control with such Stockholder Associated Person.

(5) If information submitted pursuant to this Section 11 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 11. Any stockholder proposing a nominee for election as a director or any proposal of other business at a meeting of stockholders shall notify the Corporation of any inaccuracy or change in such stockholder’s notice (within two Business Days of becoming aware of such inaccuracy or change). Upon written request by the Secretary or the Board, any such stockholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the stockholder pursuant to this Section 11 as of an earlier date. If a stockholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 11.

(6) Except as otherwise expressly provided in any applicable rule or regulation, only such individuals who are nominated in accordance with this Section 11 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. Except as otherwise required by law, the chairman of the meeting shall have the power and duty (i) to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11 and (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 11, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of individuals for election to the Board may be made at a special meeting of stockholders at which directors are to be elected (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board or (iii) provided that the Board has determined that directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 11 and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by paragraph (a)(2) of this Section 11 shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 pm Eastern Time on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of a postponement or adjournment of a special meeting commence a new time period for the giving of a stockholder’s notice as described above.

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(c) General. (1) Upon written request by the secretary or the Board or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board or any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 11.

(2) Only such individuals who are nominated in accordance with this Section 11 shall be eligible for election as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11.

(3) For purposes of this Section 11, (a) the “date of mailing of the notice” shall mean the date of the proxy statement for the solicitation of proxies for election of directors and (b) “public announcement” shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press or comparable news service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

Section 12. VOTING BY BALLOT. Voting on any question or in any election may be viva voce unless the presiding officer shall order or any stockholder shall demand that voting be by ballot.

Section 13. CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the MGCL, or any successor statute, shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

ARTICLE III
DIRECTORS

Section 1. GENERAL POWERS. The business and affairs of the Corporation shall be managed under the direction of its Board. The Board may designate a Chairman of the Board and a Vice Chairman of the Board, who shall not be officers of the Corporation but shall have such powers and duties as determined by the Board from time to time.

Section 2. NUMBER AND TENURE. At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than three nor more than 12, and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors.

Section 3. ANNUAL AND REGULAR MEETINGS. An annual meeting of the Board shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board. Regular meetings of the Board shall be held from time to time at such places and times as provided by the Board by resolution, without notice other than such resolution.

Section 4. SPECIAL MEETINGS. Special meetings of the Board may be called by or at the request of the Chairman of the Board, the chief executive officer, the president or by a majority of the directors then in office. The person or persons authorized to call special meetings of the Board may fix any place as the place for holding any special meeting of the Board called by them. The Board may provide, by resolution, the time and place for the holding of special meetings of the Board without notice other than such resolution.

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Section 5. NOTICE. Notice of any special meeting of the Board shall be delivered personally or by telephone, electronic mail, facsimile transmission, United States mail or courier to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer- back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 6. QUORUM. A majority of the directors shall constitute a quorum for transaction of business at any meeting of the Board, provided that, if less than a majority of such directors are present at said meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to the Articles of Incorporation or these Bylaws, the vote of a majority of a particular group of directors is required for action, a quorum must also include a majority of such group.

The directors present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

Section 7. VOTING. The action of the majority of the directors present at a meeting at which a quorum, as defined in Section 6 of this Article III, is present shall be the action of the Board, unless the concurrence of a greater proportion is required for such action by applicable statute or the Articles of Incorporation. If enough directors have withdrawn from a meeting to leave less than a quorum, as defined in Section 6 of this Article III, but the meeting is not adjourned, the action of the majority of the directors still present at such meeting shall be the action of the Board, unless the concurrence of a greater proportion is required for such action by applicable statute or the Articles of Incorporation.

Section 8. ORGANIZATION. At each meeting of the Board, the chairman of the board or, in the absence of the chairman, the vice chairman of the board, if any, shall act as Chairman. In the absence of both the chairman and vice chairman of the board, the chief executive officer or in the absence of the chief executive officer, the president or in the absence of the president, a director chosen by a majority of the directors present, shall act as Chairman. The secretary or, in his or her absence, an assistant secretary of the Corporation, or in the absence of the secretary and all assistant secretaries, a person appointed by the Chairman, shall act as secretary of the meeting.

Section 9. TELEPHONE MEETINGS. Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time; provided however, this Section 9 does not apply to any action of the directors pursuant to the 1940 Act, that requires the vote of the directors to be cast in person at a meeting. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 10. WRITTEN CONSENT BY DIRECTORS. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, if a consent in writing to such action is signed by each director and such written consent is filed with the minutes of proceedings of the Board; provided however, this Section 10 does not apply to any action of the directors pursuant to the 1940 Act that requires the vote of the directors to be cast in person at a meeting.

Section 11. VACANCIES. If for any reason any or all the directors cease to be directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining directors hereunder, if any. Pursuant to the Corporation’s election in Article IV of the Articles of Incorporation, subject to applicable requirements of the 1940 Act, except as may be provided by the Board in setting the terms of any class or series of preferred shares, (a) any vacancy on the Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and (b) any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies.

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Section 12. COMPENSATION. Directors shall not receive any stated salary for their services as directors but, by resolution of the Board, may receive compensation per year and/or per meeting and for any service or activity they performed or engaged in as directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board or of any committee thereof and for their expenses, if any, in connection with any other service or activity they performed or engaged in as directors; but nothing herein contained shall be construed to preclude any directors from serving the Corporation in any other capacity and receiving compensation therefor.

Section 13. LOSS OF DEPOSITS. No director shall be liable for any loss which may occur by reason of the failure of the bank, trust company, savings and loan association, or other institution with whom moneys or shares have been deposited.

Section 14. SURETY BONDS. Unless required by law, no director shall be obligated to give any bond or surety or other security for the performance of any of his or her duties.

Section 15. RELIANCE. Each director, officer, employee and agent of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be fully justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Corporation, upon an opinion of counsel or upon reports made to the Corporation by any of its officers or employees, accountants, appraisers or other experts or consultants selected by the Board or officers of the Corporation, regardless of whether such counsel or expert may also be a director.

ARTICLE IV
COMMITTEES

Section 1. APPOINTMENT BY BOARD. The Board may appoint from among its members an Audit Committee, a Nominating and Corporate Governance Committee and other committees, composed of one or more directors, to serve at the pleasure of the Board.

Section 2. POWERS. The Board may delegate to committees appointed under Section 1 of this Article any of the powers of the Board, except as prohibited by law.

Section 3. MEETINGS. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board may designate a chairman of any committee, and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two members of the Committee) may fix the time and place of its meeting unless the Board shall otherwise provide. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another director to act in the place of such absent member. Each committee shall keep minutes of its proceedings.

Section 4. TELEPHONE MEETINGS. Members of a committee of the Board may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 5. WRITTEN CONSENT BY COMMITTEES. Any action required or permitted to be taken at any meeting of a committee of the Board may be taken without a meeting, if a consent in writing to such action is signed by each member of the committee and such written consent is filed with the minutes of proceedings of such committee.

Section 6. VACANCIES. Subject to the provisions hereof, the Board shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members to replace any absent or disqualified member or to dissolve any such committee. Subject to the power of the Board, the members of the committee shall have the power to fill any vacancies on the committee.

ARTICLE V
OFFICERS

Section 1. GENERAL PROVISIONS. The officers of the Corporation shall include a president, a secretary and a treasurer and may include a chief executive officer, one or more vice presidents, a chief operating officer, a chief financial officer, a chief investment officer, a chief compliance officer, one or more assistant secretaries and one or

Appendix B-144

more assistant treasurers. In addition, the Board may from time to time elect such other officers with such powers and duties as it shall deem necessary or desirable. The officers of the Corporation shall be elected annually by the Board, except that the chief executive officer or president may from time to time appoint one or more vice presidents, assistant secretaries, assistant treasurers or other officers. Each officer shall hold office until his or her successor is elected and qualifies or until death, resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. REMOVAL AND RESIGNATION. Any officer or agent of the Corporation may be removed, with or without cause, by the Board if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the Board, the chairman of the Board, the president or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the notice of resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 3. VACANCIES. A vacancy in any office may be filled by the Board for the balance of the term.

Section 4. CHIEF EXECUTIVE OFFICER. The Board may designate a chief executive officer. In the absence of such designation, the president shall be the chief executive officer of the Corporation. The chief executive officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board, and for the management of the business and affairs of the Corporation.

Section 5. CHIEF OPERATING OFFICER. The Board may designate a chief operating officer. The chief operating officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 6. CHIEF INVESTMENT OFFICER. The Board may designate a chief investment officer. The chief investment officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 7. CHIEF FINANCIAL OFFICER. The Board may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 8. CHIEF COMPLIANCE OFFICER. The Board shall designate a chief compliance officer to the extent required by, and consistent with the requirements of, the 1940 Act. The chief compliance officer, subject to the direction of and reporting to the Board, shall be responsible for the oversight of the Corporation’s compliance with the federal securities laws and other applicable regulatory requirements. The designation, compensation and removal of the chief compliance officer must be approved by the Board, including a majority of the directors who are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of the Corporation. The chief compliance officer shall perform such executive, supervisory and management functions and duties as may be assigned to him or her from time to time.

Section 9. PRESIDENT. In the absence of a designation of a chief executive officer by the Board, the president shall be the chief executive officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board from time to time.

Section 10. VICE PRESIDENTS. In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to such vice president by the president or by the Board. The Board may designate one or more vice presidents as executive vice president or as vice president for particular areas of responsibility.

Section 11. SECRETARY. The secretary shall: (a) keep the minutes of the proceedings of the stockholders, the Board and committees of the Board in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records

Appendix B-145

and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the share transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him by the chief executive officer, the president or by the Board.

Section 12. TREASURER. The treasurer shall be responsible for: (1) the custody of the funds and securities of the Corporation; (2) the keeping of full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and (3) the depositing of all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board. In the absence of a designation of a chief financial officer by the Board, the treasurer shall be the chief financial officer of the Corporation.

The treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the president and Board, at the regular meetings of the Board or whenever it may so require, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

If required by the Board, the treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, moneys and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

Section 13. ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the president or the Board. The assistant treasurers shall, if required by the Board, give bonds for the faithful performance of their duties in such sums and with such surety or sureties as shall be satisfactory to the Board.

ARTICLE VI
CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. CONTRACTS. The Board may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when authorized or ratified by action of the Board and executed by an authorized person.

Section 2. CHECKS AND DRAFTS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation in such manner as shall from time to time be determined by the Board.

Section 3. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may designate.

ARTICLE VII
SHARES

Section 1. CERTIFICATES; REQUIRED INFORMATION. Except as otherwise provided in a resolution approved by the Board, all shares of the Corporation shall be uncertificated shares. In the event that the Corporation issues shares represented by certificates, such certificates shall be signed by the officers of the Corporation in the manner permitted by the MGCL and contain the statements and information required by the MGCL.

Section 2. TRANSFERS WHEN CERTIFICATES ISSUED. Upon surrender to the Corporation or the transfer agent of the Corporation of a share certificate duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Subject to Article II, Section 9 hereof, the Corporation shall be entitled to treat the holder of record of any shares as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

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Notwithstanding the foregoing, transfers of shares of any class of shares will be subject in all respects to the Articles of Incorporation and all of the terms and conditions contained therein.

Section 3. LOST CERTIFICATES. The president, the secretary, the treasurer or any officer designated by the Board may direct a new certificate or uncertificated shares to be issued in place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate or uncertificated shares, an officer designated by the Board may, in his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner’s legal representative to advertise the same in such manner as he or she shall require and/or to give bond, with sufficient surety, to the Corporation to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate or uncertificated shares.

Section 4. CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE. The Board may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall not be prior to 5:00 pm Eastern Time on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

In lieu of fixing a record date, the Board may provide that the share transfer books shall be closed for a stated period but not longer than 20 days. If the share transfer books are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days before the date of such meeting.

If no record date is fixed and the share transfer books are not closed for the determination of stockholders, (a)  the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at 5:00 pm Eastern Time on the day on which the notice of meeting is mailed or the 30th day before the meeting, whichever is the closer date to the meeting; and (b) the record date for the determination of stockholders entitled to receive payment of a dividend or an allotment of any other rights shall be 5:00 pm Eastern Time on the day on which the resolution of the directors, declaring the dividend or allotment of rights, is adopted.

When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired or (ii) the meeting is adjourned to a date more than 120 days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.

Section 5. SHARE LEDGER. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate share ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder.

Section 6. FRACTIONAL SHARES; ISSUANCE OF UNITS. The Board may issue fractional shares or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the Articles of Incorporation or these Bylaws, the Board may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VIII
ACCOUNTING YEAR

The fiscal year of the Corporation shall end on December 31 of each fiscal year, and may thereafter be changed by duly adopted resolution of the Board from time to time.

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ARTICLE IX
DISTRIBUTIONS

Section 1. AUTHORIZATION. Dividends and other distributions upon the shares of the Corporation may be authorized by the Board, subject to the provisions of law and the Articles of Incorporation. Dividends and other distributions may be paid in cash, property or shares of the Corporation, subject to the provisions of Maryland law and the Articles of Incorporation.

Section 2. CONTINGENCIES. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board shall determine to be in the best interest of the Corporation, and the Board may modify or abolish any such reserve.

ARTICLE X
SEAL

Section 1. SEAL. The Board may authorize the adoption of a seal by the Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the words “Incorporated in Maryland.” The Board may authorize one or more duplicate seals and provide for the custody thereof.

Section 2. AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word “(SEAL)” adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

ARTICLE XI
INDEMNIFICATION AND ADVANCE OF EXPENSES

To the maximum extent permitted by the charter of the Corporation, Maryland law and the 1940 Act, in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another Corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise. Any indemnification or advance of expenses made pursuant to this Article XI shall be subject to applicable requirements of the 1940 Act.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Articles of Incorporation of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

No provision of this Article XI shall be effective to protect or purport to protect any director or officer of the Corporation against liability to the Corporation or its stockholders to which he or she would otherwise be subject by reason of willfulness misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Appendix B-148

ARTICLE XII
WAIVER OF NOTICE

Whenever any notice is required to be given pursuant to the Articles of Incorporation or these Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE XIII
1940 ACT

If and to the extent that any provision of the MGCL or any provision of the Articles of Incorporation or these Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act shall control; provided, however, that such conflict shall not affect any of the remaining provisions of these Bylaws or the Articles of Incorporation or render invalid or improper any action taken or omitted prior to such determination.

ARTICLE XIV
EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of a different forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by a director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation or asserting a claim of breach of any standard of conduct set forth in the Maryland General Corporation Law, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Maryland General Corporation Law, the Articles of Incorporation or these bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine. With respect to any proceeding described in the foregoing sentence that is in the Circuit Court for Baltimore City, Maryland, the Corporation and its stockholders consent to the assignment of the proceeding to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 or any successor thereof.

ARTICLE XV
AMENDMENT OF BYLAWS

These Bylaws may be altered, amended or repealed or new bylaws may be adopted in the manner described in the Articles of Incorporation.

Appendix B-149

EXHIBIT D

Charter Amendment

[See attached.]

Appendix B-150

EXHIBIT D
ARTICLES OF AMENDMENT
SIERRA INCOME CORPORATION

Sierra Income Corporation, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of the State of Maryland that:

FIRST: The Corporation desires to, and hereby does, amend its charter (the “Charter”) as currently in effect as hereinafter set forth.

SECOND: The Charter is hereby amended by deleting Section 4.6 of Article IV in its entirety and inserting the following:

To the fullest extent permitted by law, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the board of directors consistent with these Articles of Incorporation shall be final and conclusive and shall be binding upon the Corporation and every stockholder: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its shares or the payment of other distributions on its shares; the amount of stated capital, capital surplus, net assets, other surplus, annual or other net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any class or series of shares of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or any shares of the Corporation; the shares of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law or the Bylaws or otherwise to be determined by the board of directors.

THIRD: These Articles of Amendment have been duly advised by the board of directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The total number of shares of capital stock which the Corporation had authority to issue immediately prior to the foregoing amendment and restatement of the Articles of Incorporation was 250,000,000 shares of Common Stock, $0.001 par value per share. The total number of shares of capital stock which the Corporation has authority to issue after giving effect to the amendments set forth in the foregoing amendment and restatement of the Articles of Incorporation is 250,000,000 shares of Common Stock, $0.001 par value per share. There is no change in the aggregate par value of all authorized capital stock.

FIFTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Remainder of Page Intentionally Left Blank]

Appendix B-151

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by the undersigned as of _________, 20    .

ATTEST: SIERRA INCOME CORPORATION
By:
Name:	Name:
Title:	Title:

Appendix B-152

EXHIBIT E-1

Form of Employment Agreement

[See attached.]

Appendix B-153

EXHIBIT E-1

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made and entered into on July [    ], 2019, between Medley Capital LLC (the “Company”) and Brook Taube (the “Employee”) (each a “Party,” collectively, “Parties”). The Parties were party to an Employment Agreement dated December [    ], 2018 and this Agreement is intended to completely replace such earlier Employment Agreement, which shall no longer be in effect.

The Company wishes to engage Employee to provide services to the Company, Sierra Income Corporation and each of their respective subsidiaries and affiliates (the “Company Group”) and Employee wishes to provide such services, pursuant to the terms and conditions set forth in this Agreement. The Parties agree that references herein to the “Board” and the “Compensation Committee” shall be to the Board of Directors of Sierra Income Corporation and to the Compensation Committee of that Board.

In consideration of the mutual promises set forth below and other valuable consideration (the mutuality, adequacy and sufficiency of which are hereby acknowledged), the Parties agree as follows.

1. Position. The Company hereby employs Employee as Chief Executive Officer and Member of the Combined Company Board or in such capacity as may later be agreed to by the Parties, and Employee agrees to serve the Company in such capacity in a manner consistent with the terms and conditions of this Agreement.

2. Term. This Agreement shall commence on the Effective Date (as defined below) and shall expire on the thirty (30) month anniversary of the Effective Date (the “Initial Term”), unless terminated earlier pursuant to the provisions of Section 8 hereof. The term of employment shall be renewed automatically for successive periods of one (1) year (each, a “Renewal Term”) after the expiration of the Initial Term, unless the Company provides Employee, or Employee provides the Company, with written notice to the contrary at least one hundred twenty (120) calendar days prior to the end of the Initial Term or any Renewal Term. For the avoidance of doubt, this Agreement shall remain in effect during the Renewal Term unless terminated earlier pursuant to the provisions of Section 8 hereof. The Initial Term and any Renewal Terms are collectively referred to herein as the “Term.” For purposes of this Agreement, “Effective Date” shall mean the Closing Date, as such term is defined in the Amended and Restated Agreement and Plan of Merger by and among Medley Management Inc., Sierra Income Corporation, and Sierra Management, Inc., dated as of July [    ], 2019 (the “Merger Agreement”).

3. Duties.

a. Employee shall have the duties, authorities and responsibilities forth in Exhibit A attached to this Agreement, as amended from time to time and with input from the Company’s Board of Directors (the “Board”). Employee’s principal place of employment with the Company shall be at the Company’s offices, currently at 280 Park Avenue, 6th Floor East, New York, New York, provided that Employee understands and agrees that Employee may be required to travel from time to time for business purposes.

b. Employee shall devote Employee’s full business time, energy, business judgment, knowledge, skill and best efforts to the performance of Employee’s duties with the Company Group, in conformance with rules and policies of the Company Group in effect from time to time and otherwise provided or made available to Employee. Employee will not, during the Term, directly or indirectly engage in any other business, either as an employee, employer, consultant, principal, officer, director, advisor or in any other capacity, either with or without compensation, without the prior written consent of the Board. However, Employee may devote reasonable time to activities such as supervision of personal investments and activities involving professional, charitable, civic, educational, religious and similar types of activities, speaking engagements and membership on other boards, provided such activities do not interfere in any material way with the business of the Company Group and provided further that Employee cannot serve on the board of directors of (or provide services to) any publicly traded company without the written consent of the Board, which shall not be unreasonably withheld. The time involved in such activities shall not be treated as vacation time. Employee shall be entitled to keep any amounts paid to him in connection with such activities (such as director fees and honoraria).

c. The Company hereby expressly acknowledges that Employee’s personal investments include investments made by T3 Group LLC and Granite Holdings, LLC. Notwithstanding the foregoing, Employee is bound by and

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subject to the Code of Ethics – Personal Investment Policy and all other policies under the Medley Investment Advisers Regulatory Compliance Manual. Employee further agrees that his involvement in the foregoing personal investment activities shall not (i) create regulatory concerns for the Company Group that cannot be resolved or mitigated to the Board’s reasonable satisfaction, (ii) create actual or potential conflicts of interest that cannot be resolved or mitigated to the Board’s reasonable satisfaction or (iii) otherwise interfere with Employee’s ability to perform his duties hereunder.

4. Compensation.

a. Generally. As compensation, Employee shall receive a Base Salary (as defined below) and may, as determined at the discretion of the Board or Compensation Committee of the Board (the “Compensation Committee”), as applicable, participate in an annual bonus program (the “Annual Bonus”). Annual Bonuses may be provided to align the goals and objectives of the Employee with those of the Company, business units within the Company and the expected goals and objectives of the Company’s shareholders, as applicable, and according to standards of good governance, ethical leadership and the successful growth and well-being of the Company Group. The award of any Annual Bonus will generally depend upon the satisfaction of personal and/or Company Group performance metrics as determined by Board or Compensation Committee, as applicable, for the year.

Compensatory payments made to Employee under the terms of this Agreement are subject to tax and other withholding required or permitted by law and such additional withholding as may be requested by Employee.

b. Base Salary. The Company agrees to pay Employee a base salary at an annual rate of six hundred thousand dollars ($600,000) (the “Base Salary”), payable in accordance with the regular payroll practices of the Company. This Base Salary shall compensate Employee for all hours of work, and this position shall not be eligible for overtime. The Base Salary shall be subject to change at the discretion of the Board or Compensation Committee, as applicable. The term “Base Salary” will refer to the Base Salary as may be modified from time to time.

c. Annual Bonus.

(i) Annual Bonus for 2019. Employee shall be eligible to receive an Annual Bonus with respect to performance for the 2019 year equal to three million, two hundred thousand dollars ($3,200,000), as set forth in the economic terms set forth on Exhibit B attached to this Agreement and to be paid no later than March 15, 2020. The Board or Compensation Committee, as applicable, may increase the 2019 Annual Bonus in recognition of performance in excess of performance objectives. No Annual Bonus shall be earned for 2019 unless the Employee remains employed through the date of payment.

(ii) Annual Bonus for 2020 and Thereafter. Each year during the first quarter of the year, the Board or Compensation Committee, as applicable, in consultation with the Company’s senior executive officers (“Management”), shall establish (a) a target Annual Bonus for the year of no less than five hundred thirty-three and three tenths percent (533.3%) of Base Salary (the “Target Annual Bonus”), and (b) Company Group and individual performance and other objectives for the year for such bonus. Each Annual Bonus (if any) shall be paid no later than the March 15 following the end of the applicable year.

No earlier than January 1 nor later than March 15 of the following year, the Board or Compensation Committee, as applicable, shall determine and pay the amount of the final Annual Bonus, if any, to be paid for the preceding year, which amount may be based in whole or in part on satisfaction of the performance and other objectives for the preceding year. The extent to which performance and other objectives are met will be determined based on actual achievement (as determined, in consultation with Management, by the Board or Compensation Committee, as applicable, in good faith). The Board or Compensation Committee, as applicable, may increase the Annual Bonus in recognition of performance in excess of performance objectives. No Annual Bonus shall be earned for a year unless the Employee remains employed through the date of payment.

d. Form of Annual Bonus. The Annual Bonus for 2019 shall be paid thirty five percent (35%) in cash immediately and sixty five percent (65%) in the form of an RSU award. The Annual Bonus for 2020 and thereafter shall be paid thirty five percent (35%) in cash immediately and sixty five (65%) in the form of an RSU award. With respect to the Annual Bonus for 2019 and thereafter, any RSU award shall vest in three (3) equal annual installments, with the RSU award for the Annual Bonus for 2019 vesting in three (3) equal annual installments on December 31, 2020, December 31, 2021, and December 31, 2022.

Appendix B-155

e. Clawback. The Annual Bonus made under this Agreement shall be subject to recoupment by the Company to the extent required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the NYSE.

5. Employee Benefits.

a. Benefits. The Company intends to continue existing benefit plans maintained by Medley Capital LLC, or plans to adopt benefit plans consistent with or generally more favorable in the aggregate than the current benefit plans of Medley Capital LLC, and the Employee will remain or become eligible for participation in those plans made available to other similarly situated employees of the Company, including, but not limited to group health plan coverage, short and long term disability insurance coverage, life insurance coverage, qualified retirement benefit plan coverage, non-qualified benefit plan coverage and tax and financial planning benefits, in accordance with and subject to the terms and conditions of those plans. Notwithstanding the preceding sentence, the Company reserves the right to adopt, amend or terminate any benefit plan, program or arrangement.

b. Paid Time Off. Employee shall be entitled to no less than twenty-five (25) business days paid time off, subject to the terms and conditions of the Company’s vacation policies, procedures and practices. Paid time off accrues with each pay period, subject to an annual cap, and cannot be carried over to the subsequent calendar year, except to the extent required by applicable law. Any unused vacation will not be paid upon termination of employment, except to the extent required by applicable law.

6. Business Expenses. The Company agrees to reimburse Employee for reasonable and customary business expenses related to Employee’s performance of services under this Agreement, subject to appropriate review and oversight by the Board as applicable. As a condition of reimbursement, Employee must account for and substantiate all such expenses in accordance with applicable Company policies and consistent with Internal Revenue Service requirements for reimbursable business expenses.

7. Freedom to Contract. The Company does not infringe upon the proprietary information, trade secrets or confidential information of third parties. Employee represents and warrants that Employee has the right to enter into this Agreement, that Employee is eligible for employment by the Company, that no other written or verbal agreements exist that would be in conflict with or prevent the performance by Employee of any portion of this Agreement, and that Employee is not subject to or in breach of any non-disclosure agreement or restrictive covenant of any nature separate from the provisions included in this Agreement. Employee will not enter into this Agreement without first disclosing to the Board any non-disclosure agreement or restrictive covenant agreement Employee has entered into (verbally or in writing) at any time that is still in effect on its terms as of the Effective Date of this Agreement, regardless of whether Employee believes or has reason to believe such agreement is void or unenforceable in whole or in part.

8. Termination.

a. Death. Employee’s employment shall terminate on the date of Employee’s death. In the event of the death of Employee during the Term, the Company shall pay to Employee’s legal representatives or named beneficiaries (as designated on Exhibit C and delivered to the Company):

(i) Employee’s earned but unpaid Base Salary as of the date of Employee’s death;

(ii) Any unpaid Annual Bonus for the year prior to the date of Employee’s death, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees; and

(iii) A pro-rated amount of any Annual Bonus for the year of death, based on actual performance of the Company (or the Company Group, as applicable) for the year in which death occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees for the year.

Appendix B-156

In addition, vesting of any outstanding RSU awards at death shall be fully accelerated and the Company will pay the full cost of continuing coverage under the Company’s group health benefits plan (“COBRA coverage”) for the Employee’s qualified beneficiaries, to the extent Employee’s qualified beneficiaries elect such COBRA coverage for a period of up to one (1) year following Employee’s death.

b. Disability. Notwithstanding the foregoing, Employee’s employment shall terminate on the date specified in a written notice from the Company terminating Employee’s employment due to Disability during the Term or, in the event no date is specified in such notice, on the date on which such notice is delivered to Employee or Employee’s legal representative. For purposes of this Agreement, “Disability” shall mean that Employee is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, (i) unable to engage in any substantial gainful activity, as determined by a licensed physician as reasonably chosen by the Company, or (ii) receiving income replacement benefits for a period of not less than three (3) months under the Company’s group disability plan. In the event of the termination of Employee’s employment due to Disability, the Company shall:

(i) Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii) Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees;

(iii) Pay a pro-rated amount of any Annual Bonus for the year of termination, based on actual performance of the Company (or the Company Group, as applicable) for the year in which termination occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) and at the same time as such amounts are paid to continuing Management employees for the year; and

(iv) Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

In addition, the Company will pay the full cost of COBRA coverage for Employee and/or Employee’s qualified beneficiaries, to the extent Employee elects such COBRA coverage, for a period of up to one (1) year following Employee’s termination on account of Disability.

c. Termination by the Company for Cause. Notwithstanding the foregoing, the Company may terminate Employee’s employment under this Agreement at any time for Cause. “Cause” shall mean: (i) fraud against the Company Group, which causes material harm to any member of the Company Group; (ii) willful failure or any willful refusal to implement or undertake the lawful directives of the Board or such other supervisor as may be assigned by the Company Group when such directives are materially consistent with Employee’s duties under this Agreement; (iii) engaging in willful conduct (other than at the direction of the Company) that causes material injury, monetary or otherwise, to any member of the Company Group, or that reflects adversely on any member of the Company Group, or that materially affects Employee’s ability to perform Employee’s duties; (iv) conviction of, or the entering of a plea of guilty or nolo contendere, by Employee to a financial crime that constitutes a felony (or any state-law equivalent) or involves moral turpitude; (v) the entry of any order or consent decree, whether or not liability is admitted or denied, by the Securities and Exchange Commission against Employee in respect of charges that Employee violated any provision of the Investment Company Act of 1940, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than provisions requiring the maintenance of proper books and records; (vi) theft, misappropriation, embezzlement or conversion of the assets or opportunities of any member of the Company Group; (vii) a material breach of the terms, covenants or representations of this Agreement or any agreement between Employee and any member of the Company Group; or (viii) a willful violation of the written rules or policies of any member of the Company Group, which causes material harm to any member of the Company Group, provided that, in the case of the occurrence of an event described in clause (vii) or (viii) above, Employee shall have ten (10) business days after receipt of written notice thereof, stating in reasonable detail the actions or omissions purporting to constitute such breach or violation, to cure, and upon such cure, such event shall not be deemed to be the basis for a termination of Employee for Cause, unless the Company acting in good faith, otherwise determines that such occurrence is not reasonably subject to being cured; provided, however, that with respect to the occurrence of an event described in clause (vii) above, the foregoing cure period shall be available to Employee only with respect to the first occurrence of the same event described in clause (vii) above, and such cure period shall not be available to Employee with respect

Appendix B-157

to any subsequent occurrence of an event described in clause (vii) above. For purposes of this Agreement, no act or failure to act on Employee’s part shall be considered “willful” unless it is done, or omitted to be done, by Employee in bad faith or without reasonable belief that Employee’s action or omission was in the best interests of the Company Group. Any act or failure to act based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, in good faith and in the best interests of the Company Group. In the event of Termination for Cause, Employee shall be entitled to receive any earned but unpaid Base Salary, paid as soon as practicable following termination.

d. Termination by the Company Without Cause or by Employee with Good Reason. The Company may terminate Employee’s employment without Cause at any time under this Agreement. In the event of termination of Employee’s employment by the Company without Cause or Employee terminates employment with Good Reason (as defined below), the Company shall:

(i) Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii) Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees;

(iii) Pay a pro-rated amount of any Annual Bonus for the year of termination, based on actual performance of the Company (or the Company Group, as applicable) for the year in which termination occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as the Annual Bonus is paid to continuing Management employees;

(iv) Pay, on a monthly basis and using regularly scheduled payroll periods over thirty (30) months (the “Severance Period”), (x) an amount equal to one-twelfth (1/12th) the Employee’s Base Salary plus (y) an amount equal to one-twelfth (1/12th) of the cash portion of the Employee’s Target Annual Bonus for the year of termination; and

(v) Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

In addition, the Company will pay toward the cost of COBRA coverage an amount equal to the Company-portion of premiums paid for active employees in the Company’s plan for the Employee and/or Employee’s qualified beneficiaries, to the extent Employee elects such COBRA Coverage, for a period of up to eighteen (18) months following Employee’s termination by the Company without Cause or by Employee with Good Reason; provided, that the Company’s obligation described in this sentence shall cease on the date Employee becomes eligible for coverage under another group health plan offered by an employer of Employee or the employer of Employee’s spouse. Employee shall promptly notify Company in the event he or she becomes eligible for such other coverage.

e. Termination for Notice of Non-Renewal. Unless the Company has offered to renew the Agreement on terms that are at least comparable in the aggregate to “market level” compensation, then if the Company provides notice to Employee that the Company is not renewing the Term under Section 2 at the end of the Initial Term or any Renewal Term and Employee’s employment terminates at the end of such Term, the Company shall:

(i) Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii) Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees;

(iii) Pay a pro-rated amount of any Annual Bonus for the year of termination, based on actual performance of the Company (or the Company Group, as applicable) for the year in which termination occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as the Annual Bonus is paid to continuing Management employees;

Appendix B-158

(iv) Pay, on a monthly basis and using regularly scheduled payroll periods over thirty (30) months (the “Severance Period”), (x) an amount equal to one-twelfth (1/12th) the Employee’s Base Salary plus (y) an amount equal to one-twelfth (1/12th) of the cash portion of the Employee’s Target Annual Bonus for the year of termination; and

(v) Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

In addition, the Company will pay toward the cost of COBRA coverage an amount equal to the Company-portion of premiums paid for active employees in the Company’s plan for Employee and/or Employee’s qualified beneficiaries, to the extent Employee elects such COBRA Coverage, for a period of up to one (1) year following Employee’s termination by notice of non-renewal; provided, that the Company’s obligation described in this sentence shall cease on the date Employee becomes eligible for coverage under another group health plan offered by an employer of Employee or the employer of Employee’s spouse. Employee shall promptly notify Company in the event he or she becomes eligible for such other coverage.

If the Parties cannot reach agreement as to whether an offer is at least comparable in the aggregate to “market level” compensation, the Board or the Compensation Committee, as applicable, shall engage an independent compensation consultant reasonably acceptable to Employee and familiar with the industry in which the Company operates to make such determination. The consultant shall, at a minimum, take the following considerations into account: qualifications and experience of Employee; the aggregate compensation paid to similarly situated persons performing similar tasks within the Company’s peer group (as reported in its most recent annual proxy statement); the performance of the Company Group relative to Company’s peer group; and comparability data submitted by Employee. If the consultant provides a range, adjusted to reflect performance of the Company comparable to the Company’s peer group, and the Company proposes a compensation package that is at least the median level within that range, the comparability requirement shall be deemed satisfied.

f. Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following without Employee’s consent: (i) a material diminution in Employee’s base compensation; (ii) a material diminution in Employee’s authority, duties or responsibilities; (iii) a requirement that Employee report to anyone other than the Board; (iv) a material diminution in the budget over which Employee retains authority; (v) a material change in the geographic location at which Employee must perform the services; or (vi) any other action or inaction that constitutes a material breach by the Company of this Agreement. Employee must provide notice to the Company of the existence of the condition described above within a period not to exceed ninety (90) calendar days of the initial existence of the condition, and the Company will have a period of at least thirty (30) calendar days following the notice during which it may remedy the condition. Any termination for Good Reason must occur within two (2) years following the initial existence of one or more of the foregoing conditions.

g. Termination by Employee other than for Good Reason. Notwithstanding the foregoing, Employee may terminate Employee’s employment under this Agreement for any reason, provided such termination may take place no earlier than the end of the month that is not less than three (3) months after Employee has provided written notice to the Company of Employee’s intent to terminate Employee’s employment. The Company may elect to accept Employee’s resignation at any time prior to the end of such notice period. In the event of any termination of Employee’s employment under this Section, the Company shall pay to Employee Employee’s earned but unpaid Base Salary.

h. Executed Waiver and Forfeiture. No amount shall be payable under this Section 8 unless a General Release of Claims, substantially in the form attached as Exhibit D (the “Release Form”), has been duly executed by Employee (or in the event of death or disability his beneficiary or legal representative, as applicable) and delivered to the Company and any applicable revocation period has expired within the sixty (60) day period following termination of employment, provided that to the extent Internal Revenue Code Section 409A (“Section 409A”) applies to a payment, such payment will be deferred and paid in a lump sum on the sixtieth (60th) day following termination.

i. Post-Termination Knowledge of Cause or Breach. If (i) Employee’s employment with the Company terminates for any reason other than Cause and, after the date of Employee’s termination, matters constituting Cause become known to the Company or (ii) Employee materially breaches any of Employee’s post-employment obligations, including non-competition, non-solicitation, non-disparagement and non-disclosure obligations, then the Company may, by written notice to Employee (describing in reasonable detail the facts giving rise to such Cause or breach) obligate Employee to repay in full on a net after-tax within thirty (30) days of that notice: (1) any Annual Bonus(es) paid after the earliest date of occurrence of matters constituting Cause or breach, as determined by the Board in

Appendix B-159

good faith; (2) any amounts of severance Employee has received hereunder; and (3) the amount of any compensation received upon exercise, settlement or other payment of any equity award that was exercised, settled or otherwise paid after the earliest date of occurrence of matters constituting Cause or breach, as determined by the Board in good faith. In addition, any unpaid Annual Bonus(es), severance, and any outstanding equity awards, shall be forfeited.

j. No Mitigation or Offset. Employee shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise, and the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of Employee’s other employment or otherwise.

9. Work Product.

a. Definition. Employee acknowledges and agrees that during the Term, there will be certain restrictions on Employee’s development of technology, ideas and inventions (collectively, “Work Product”). The term Work Product shall mean all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents and copyrights, and all improvements, rights and claims related to the foregoing, which are within the scope of Employee’s employment, or that results from or is suggested by any work performed by Employee for the Company Group, or that relate to actual or demonstrably anticipated research or development for the Company, and which are conceived, developed or reduced to practice by Employee alone or with others, except to the extent that applicable law prohibits the assignment of these rights. Employee agrees that all original works of authorship that are made by Employee (solely or jointly with others) within the scope of Employee’s employment, or that results from or is suggested by any work performed by Employee for the Company Group, or that relate to actual or demonstrably anticipated research or development for the Company Group, and that are protectable by copyright, are “works made for hire,” as that term is defined in the United States Copyright Act of 1976, as amended (17 U.S.C. § 101).

b. Disclosure. Employee agrees to maintain adequate and current written records on the development of all Work Product and to disclose promptly to the Company all Work Product and relevant records, which records will remain the sole property of the Company Group. Employee further agrees that all information and records pertaining to any idea, process, trademark, service mark, invention, technology, computer program, original work or authorship, design formula, discovery, patent or copyright that Employee does not believe to be Work Product, but is conceived, developed or reduced to practice by Employee (alone or with others) during Employee’s employment, or during the one (1) year period following termination of Employee’s employment, shall be promptly disclosed to the Company (such disclosure to be received in confidence). The Company shall examine such information to determine if in fact it constitutes Work Product subject to this Agreement. The Company’s determination that the information is Work Product subject to this Agreement shall be final and binding.

c. Assignment. Employee hereby assigns to the Company, without further consideration, all right, title and interest that Employee may presently have or acquire (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Work Product, which will be the sole property of the Company Group, whether or not patentable or otherwise registrable. In the event any Work Product will be deemed by the Company to be patentable or otherwise registrable, Employee agrees to assist the Company Group (at its expense) in obtaining letters patent or other applicable registrations, and Employee will execute all documents and do all other things (including testifying at the Company’s expense) necessary or proper to obtain letters patent or other applicable registrations and to vest the Company or a member of the Company Group with full title to them. Employee further agrees that Employee’s obligation to assist the Company Group in obtaining and enforcing patents, registrations or other rights for such inventions in any and all countries, will continue beyond the termination of Employee’s employment, but the Company shall compensate Employee at a reasonable rate after such termination for the time actually spent by Employee at the Company’s request for such assistance. Should the Company or a member of the Company Group be unable to secure Employee’s signature on any document necessary to apply for, prosecute, obtain or enforce any patent, copyright or other right or protection relating to any Work Product, whether due to Employee’s mental or physical incapacity or any other cause, Employee hereby irrevocably designates and appoints the Company and each of its duly authorized officers and agents as Employee’s agent and attorney-in-fact, to act for and on Employee’s behalf, to execute and file any such document and to do all other lawfully permitted acts to further the prosecution, issuance and enforcement of patents, copyrights or other rights of protections with the same force and effect as if executed and delivered by Employee.

Appendix B-160

If Employee resides in California, the foregoing assignment clause in this Section 9(c) will not apply to an invention that Employee developed entirely on Employee’s own time without using the Company Group’s equipment, supplies, facilities or trade secret information except for those inventions that either: (i) relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or (ii) result from any work performed by Employee for the Company Group. Cal. Lab. Code § 2870(a).

d. Waiver of Moral Rights. Employee hereby waives any and all moral rights that might otherwise accrue with respect to any Work Product.

10. Confidential Information. Employee agrees that, during Employee’s employment with the Company or any member of Company Group, and following termination of Employee’s employment, except as required by law, Employee will not, directly or indirectly, at any time, disclose to any third person or use in any way any non-public information or Confidential Information (i) regarding the business of any member of the Company Group and (ii) concerning any Business Opportunities (as defined below).

a. Definitions. For purposes of this Agreement –

(i) “Confidential Information” shall mean all confidential information, proprietary information or trade secrets (whether oral or written, whether maintained in hard copy, electronically (including, without limitation, in email or text messages) or otherwise) and including: (i) Know-How (as defined below), Trade Secrets (as defined in Section 11), information related to Business Opportunities, prospects, pricing, trading, trading strategies and methodologies, portfolio management strategies, programs, methods of operation, prospective and existing contracts, business plans, procedures, and strategies, costs profits, databases, personnel, operational methods, financial models, potential transactions, pending negotiations, computer programs, algorithms, negotiations, lists of actual and/or prospective clients and/or investors, financial results, business developments, internal controls, security procedures and confidential programs or procedures; (ii) Company Intellectual Property Rights (as defined below) that constitute proprietary Know-How and Customer Information (as defined below and if and to the extent that such proprietary Know-How and Customer Information has been maintained as Company’s confidential information as of the date of this Agreement) and Trade Secrets; and (iii) information received by the Company Group from third parties under confidential conditions.

(ii) “Business Opportunities” shall mean: (1) any business plan or prospective new business developed or provided by Employee to the Company Group; and (2) any business plan or prospective new business developed by the Company or, to Employee’s knowledge, any of members of the Company Group that Employee has access to or otherwise becomes aware of during Employee’s employment with the Company or Company Group.

(iii) “Company Intellectual Property Rights” shall mean all Work Product and any other intellectual property owned or licensed by any member of the Company Group, including:

(1) all United States and foreign patents and patent applications that describe or claim inventions and improvements currently used, or currently conceived or currently developed for use, that when used herein includes any electronic medium or tangible embodiment of the Company Group, any United States or foreign counterparts, non-provisionals, divisionals, continuations, continuations-in-part, and reissues thereof, heretofore or hereafter filed or having legal force in any country of the world, and the inventions and improvements disclosed therein (the “Patents”);

(2) all know-how that is currently used, or currently conceived or currently developed for use, in the business of the Company Group, including the following: (A) Trade Secrets, formulae, ideas, inventions and invention disclosures not subject to clause (1) above; (B) discoveries, innovations, improvements, results, reports, information and data (including all business and technical information and information and data relating to research, development, analytical methods, processes, formulations and compositions) and development work; (C) proprietary technology and information, designs, drawings, specifications or blueprints; and (D) all copies and tangible embodiments of the foregoing (in whatever form or medium, including electronic media) (collectively, “Know-How”);

(3) customer lists, supplier lists, pricing information, cost information, business and marketing research, plans and proposals and the like that are currently used, or currently conceived or currently developed for use, in the business of the Company Group (the “Customer Information”);

Appendix B-161

(4) all trademarks, service marks, trade dress, trade names, logos, commercial symbols and corporate names, whether or not registered, together with all translations, adaptations, derivations and combinations thereof that are currently used, or currently conceived or currently developed for use, in the business of the Company Group, and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith;

(5) all copyrightable works, whether or not registered, that are currently used, or currently conceived or currently developed for use, in the business of the Company Group, and all copyright applications, registrations and renewals in connection therewith;

(6) all internet domain names, URLs and applications therefor, that are currently used, or currently conceived or currently developed for use, in the business of the Company Group; and

(7) all computer software and programs in object code or source code form, databases and documentation and flow charts that are currently used, or currently conceived or currently developed for use, in the business of the Company Group.

b. Notwithstanding the foregoing, Confidential Information and Business Opportunities shall not include information: (i) that at the date hereof is in the public domain; (ii) that has come within the public domain through no fault or action of Employee that has the obligation of confidentiality (provided, however, that the fact that general information may be in or become part of the public domain, in and of itself, does not exclude any specific information from the obligations of this Agreement); (iii) that after the date hereof has been obtained lawfully from any third party that was entitled to disclose such information; and/or (iv) that an Employee is compelled to disclose by any judicial or administrative order after having given prompt notice of such order to the Company. Specific aspects or details of the Confidential Information will not be deemed to be published, generally known in the trade or otherwise within the public domain, or to be in possession of Employee, merely because the aspects of the Confidential Information are embraced by general disclosures in the public domain or in Employee’s possession. In addition, any combination of aspects of the Confidential Information will not be considered in the public domain or in the possession of Employee merely because individual elements thereof are in the public domain or in Employee’s possession unless the combination and its principles are in the public domain or in Employee’s possession. The burden of proving these exceptions to the confidentiality and use provisions of this Agreement resides with Employee.

c. Obligations with respect to Confidential Information. Employee agrees to:

(i) hold the Confidential Information in strict confidence;

(ii) not give, sell or disclose Confidential Information to any other third party, unless such party is an auditor or contractor hired by any member of the Company Group and then only upon written approval of the Board;

(iii) not share or otherwise use the Confidential Information in violation of or in any manner inconsistent with the Company’s information protection and transfer policies in place from time to time, applicable privacy laws, applicable state and federal law, any other applicable laws, and GDPR (EU General Data Protection Regulation 2016/679) to the extent that it applies; and

(iv) not share or otherwise use the Confidential Information in violation of or in any manner inconsistent with the Company’s policies or reasonable requests made by the Company from time to time.

For avoidance of doubt, nothing in this Agreement shall prevent Employee from responding to any lawful subpoena or legal process, or sharing any Confidential Information or other information with regulators or appropriate governmental agencies without notice to the Company, whether in response to subpoena or otherwise, under the whistleblower provisions of federal law or regulation, and no prior authorization or notification is required prior to Employee making any such reports or disclosures, provided that no attorney client privilege shall be waived.

11. Trade Secrets. Employee acknowledges that Employee’s obligations under Section 10 are separate and distinct from Employee’s promise and obligation, affirmed by this Agreement, not to disclose or use the Company Group’s “Trade Secrets,” as defined by the applicable state statutory and common law and by federal law. During and at all times after the Term, Trade Secrets of the Company Group shall be subject to the maximum protections available under

Appendix B-162

applicable law and no less protection than that provided by this Agreement applicable to “Confidential Information,” as described in Section 10. Employee further acknowledges and agrees that protection of the Company Group’s Trade Secrets is governed by Employee’s promises in this Agreement and by any applicable law.

12. Protected Rights. Nothing in this Agreement prohibits Employee from reporting to any governmental authority information concerning possible violations of law or regulation. Provided Employee does so consistent with 18 U.S.C. § 1833, Employee may disclose trade secret information to a government official or to an attorney for the purposes of obtaining legal advice or use it in certain court proceedings without fear of prosecution or liability.

13. Restrictive Covenants.

a. Restricted Business; Restricted Territory. Employee expressly acknowledges that during the course of Employee’s employment with the Company, Employee will be provided with specialized knowledge, information and training with respect to the products and services of the Company Group. Employee acknowledges and agrees that Employee’s specialized knowledge, expertise and training will be of special value to the Company Group. Employee acknowledges: (i) that the Company Group engages in the business of middle market lending to borrowers in the United States (collectively, the “Restricted Business”); (ii) that, as of the date hereof, the Company Group conducts the Restricted Business across the United States (“Restricted Territory”); (iii) that Employee will, during the Term, customarily and regularly be engaged in the development, production and distribution of the products and services of the Company Group; (iv) that Employee has, during the Term, the primary duty of managing the Restricted Business; and (v) that Employee’s position is a position of trust and responsibility with access to Confidential Information, Work Product, Company Intellectual Property, Trade Secrets, information concerning employees of the Company Group, information concerning the customers and investors of the Company Group and information concerning prospective customers and investors of the Company Group.

b. Noncompetition. Employee covenants and agrees that Employee will not, during the Term and for a period of twelve (12) months following Employee’s termination of employment for any reason (the “Restricted Period”), directly or indirectly (whether through an entity, employee or other agent of any kind) acquire, develop, own, operate, lease, manage, have any financial interest in or otherwise participate in the acquisition, development, ownership, operation, leasing, management or financing of, any business or enterprise involved in the Restricted Business or engaged in Competition with any member of the Company Group in the Restricted Territory. A person or entity (including, without limitation, Employee) shall be deemed to be engaging in “Competition” with a member of the Company Group if such person or entity either engages primarily in the Restricted Business or engages in any other type of business that comprises a significant portion of any member of the Company Group’s revenues as of the date of Employee’s termination and for which Employee had responsibility or authority, or about which business Employee received Confidential Information during the course of Employee’s employment. Notwithstanding the foregoing, the provisions of this Section 13(b) shall not be deemed to prohibit Employee’s (i) ownership of not more than two percent (2%) of the total shares of all classes of stock outstanding of any publicly held company or (ii) ability to invest, as a limited partner, in any private equity, mezzanine or similar investment fund, provided in either event Employee is solely a passive investor in such entity.

c. No Interference with Customers. Employee covenants and agrees that during the Restricted Period, Employee will not, without the prior consent of the Board, solicit or attempt to solicit, directly or by assisting others, any Relevant Customer of any member of the Company Group for the purpose of selling to such Relevant Customer, any products or services which are the same as, or substantially similar to, or competitive with the Restricted Business or, to Employee’s knowledge, that are the same as, or substantially similar to, or competitive with the products or services sold by any member of the Company Group at such date in the Restricted Territory. “Relevant Customer” shall mean any person, firm or company that was a customer or client of, or was a prospective customer or client being actively sought by, any member of the Company Group during the twelve (12) month period immediately preceding the date of Employee’s termination (“Relevant Period”) and with whom Employee had material contact during the Relevant Period. For purposes of this Section 13, “material contact” shall mean contact between Employee and each Relevant Customer: (i) with whom or which Employee dealt on behalf of the Company or any member of the Company Group; (ii) whose dealings with the Company Group were coordinated or supervised by Employee; or (iii) about whom Employee obtained confidential information in the ordinary course of business as a result of Employee’s association with the Company Group.

Appendix B-163

d. No Interference with Employees. Employee covenants and agrees that Employee shall not, during the Restricted Period, directly or indirectly (whether through an entity, employee or other agent of any kind) solicit or recruit any Restricted Employee or induce or attempt to induce any Restricted Employee to leave his or her employment with the Company or, to Employee’s knowledge, any member of the Company Group; provided, however, that general advertisements with respect to a position that are not directed to employees of any member of the Company Group will not violate the solicitation prohibition of this Section 13(d). “Restricted Employee” shall mean any individual who was employed by any member of the Company Group during the course of Employee’s term of employment and with whom Employee had material contact during the twelve (12) month period immediately preceding the date of Employee’s termination.

e. Non-Disparagement. Both during and after Employee’s employment, he or she will not, whether in private or in public, directly or indirectly, make, publish, encourage, ratify, or authorize, or aid, assist or direct any other person or entity in making or publishing, any statements that in any way defame or disparage any member of the Company Group, or any of its directors or executive employees. The Company agrees to instruct its Board, Chief Executive Officer, President and Senior Executive Vice Presidents, whether in private or in public, directly or indirectly, to not make, publish, encourage, ratify, or authorize, or aid, assist or direct any other person or entity in making or publishing, any statements that in any way defame or disparage Employee, and the Company will not be responsible for any damages suffered by Employee to the extent that the Board provides such instruction and does not in any way explicitly contradict such instruction.

14. Enforcement. Employee acknowledges and agrees that: (i) the provisions and covenants set forth in Sections 9 through 13 are in addition to, and not in lieu of, any rights or remedies that the Company Group may have available to it under any laws (including any law preventing the disclosure of Trade Secrets or other Confidential Information); (ii) any enforcement of the Sections 9 through 13 by the Company shall not be construed as a waiver of any other rights or remedies that the Company Group may possess at law or in equity absent this Agreement; (iii) on account of Employee’s service to the Company Group, Employee has been, and will in the future be, made aware of Trade Secrets and other valuable Confidential Information, including information relating to any member of the Company Group, and their respective customers, clients and employees, in each case that could be used to the great competitive disadvantage of, and cause great financial harm to, the Company Group if provided to any competitor; (iv) Sections 9, 10, 11 and 13 are necessary to prevent the use and disclosure of Trade Secrets and other Confidential Information, to protect the relationships between the Company Group members and their respective customers and employees, to protect the goodwill of the Company Group and to protect other legitimate business interests of the Company Group; and (v) all of the restrictive covenants are reasonable in all respects, including duration, territory and scope of activity restricted. Employee acknowledges and agrees that (1) the restrictions in Sections 9, 10, 11 and 13 shall be construed as separate agreements between Employee and the Company Group and shall be enforceable independent of, and in addition to, any other provision of this Agreement or any provision of any other agreement between Employee and the Company Group and (2) the existence of any claim or cause of action by Employee against any member of the Company Group, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the obligations imposed by Sections 9, 10, 11 and 13 on Employee. The time periods referenced in Section 13 shall be extended on a day-for-day basis for each day during which Employee is found by a court of competent jurisdiction to have violated the provisions of Section 13 in any respect, so that Employee is restricted from engaging in the activities prohibited by Section 13 for the full Restricted Period.

15. Injunctive Relief. Employee acknowledges and agrees that the breach by Employee of Sections 9, 10, 11 and 13 will cause the members of the Company Group irreparable injury that cannot be adequately compensated by monetary damages alone. Therefore, Employee acknowledges and agrees that any member of the Company Group, without limiting any other legal or equitable remedies available to the member of the Company Group, shall be entitled to enforce this Agreement against Employee directly and shall be entitled to obtain equitable relief by injunction or otherwise from any court of competent jurisdiction, including injunctive relief to prevent any failure by Employee to comply with the terms and conditions of Sections 9, 10, 11 and 13.

16. Company Property. All information, materials, documents, supplies, equipment and other property furnished to Employee by the Company Group in connection with performance of services under this Agreement will be and remain the sole property of the Company Group. On the date of the termination of Employee’s employment under this Agreement for any reason, or at any other time at the Company’s request, Employee must return to the Company Group all tangible and intellectual property in whatever form belonging to the Company Group (including, but not

Appendix B-164

limited to, the Company Group vehicle, any laptops, computers, cell phones, wireless electronic mail devices or other equipment, or information, documents and other property).

17. Non-Disclosure. Except as may be required by law, Employee shall not disclose the financial terms of this Agreement to any person or entity, except that this Agreement may be disclosed to: (a) Employee’s attorneys, accountants or financial or tax advisors; and (b) members of Employee’s immediate family; provided, however, that in the case of each of (a) and (b) such persons agree not to further reveal the terms of this Agreement.

18. Insurance. If the Company desires at any time or from time to time during the Term to apply in its own name or otherwise for life, health, accident or other insurance covering Employee, the Company may do so at its sole cost and expense and may take out such insurance for any sum that the Company may deem necessary to protect its interests. Employee will have no right, title or interest in or to such insurance, but will, nevertheless, assist the Company in procuring and maintaining the same by submitting from time to time to the usual customary medical, physical and other examinations and by signing such applications, statements and other instruments as may reasonably be required by the insurance company or companies issuing such policies.

19. Indemnification and Insurance. The Company shall indemnify, protect, defend and save Employee harmless from and against any threatened, pending, contemplated or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which Employee is made a party by reason of the fact that Employee is or was an officer, employee or agent of the Company, or any judgment, amount paid in settlement (with the consent of the Company), fine, loss, expense, cost, damage and reasonable attorneys’ fees incurred by reason of the fact that Employee is or was an officer, employee or agent of the Company; provided, however, that Employee acted in good faith and in a manner Employee reasonably believed to be in the best interests of the Company Group, and with respect to any criminal action or proceeding, had no reasonable cause to believe Employee’s conduct was unlawful. Employee also shall be (i) indemnified under the Company’s LLC Agreement and By-Laws, (ii) covered by directors’ and officers’ liability insurance policies that are the same as or equivalent to those the Company carries for its directors and other senior executives, (iii) indemnified under by Sierra Income Corporation pursuant to its customary agreement for other officers and directors of Sierra Income Corporation, and (iv) covered by directors’ and officers’ liability insurance policies that are the same as or equivalent to those Sierra Income Corporation carries for its directors and other senior executives.

20. Lock-Up.

a. Definitions. For purposes of this Section 20 of this Agreement, the following terms shall have the meanings set forth below.

“Common Shares” means the shares of common stock, par value $0.001 per share, of Sierra.

“Lock-Up Period” means the period beginning on the date of the closing under the Merger Agreement and ending on the first anniversary of such closing.

“Lock-Up Shares” means any Common Shares that the Employee acquires pursuant to the Merger Agreement, including any that have been Transferred to a Permitted Transferee in accordance with Section 20 hereof (and shall include any shares of capital stock of Sierra issued in respect thereof as a result of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization). For the avoidance of doubt, Common Shares shall cease to be Lock-Up Shares hereunder as of the end of the Lock-Up Period.

“Permitted Transfer” means any of the following:

(a) the Transfer of any Lock-Up Shares to one (1) or more Permitted Transferees;

(b) the existence or creation of a testamentary power of appointment that may be exercised with respect to any Lock-Up Shares held by a trust; provided, however, that the Transfer of any Lock-Up Shares upon the exercise of a testamentary power of appointment to someone other than a Permitted Transferee shall not be a “Permitted Transfer” within the meaning of this paragraph (b) of this definition; or

(c) any Transfer by will or pursuant to the Laws of descent and distribution by any Person described in the definition of Permitted Transferee.

Appendix B-165

“Permitted Transferee” means any of the following:

(a) any Immediate Family Member of the Employee or any lineal descendant of any such Immediate Family Member; and

(b) any trust for the direct or indirect benefit of the Employee or any Immediate Family Member of the Employee.

For purposes of this definition, “lineal descendants” shall not include individuals adopted after attaining the age of eighteen (18) years and the adopted individual’s descendants.

“Person” means and includes any natural person, general partnership, limited partnership, corporation, limited liability company, joint venture, real estate investment trust, business trust or other trust, cooperative, unincorporated association or other form of organization, whether or not a legal entity.

“Sierra” means Sierra Income Corporation, a Maryland corporation.

“Transfer” means, with respect to Lock-Up Shares: (i) any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), pledge, encumbrance, grant of an option, hypothecation, mortgage, exchange, transfer or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of law), or agreement to do any of the foregoing, of any interest (legal or beneficial) in any Lock-Up Shares; (ii) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or warrants or other rights to purchase Common Shares, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (iii) any public announcement of an intention to effect any transaction specified in clause (i) or (ii); provided, however, that the term “Transfer” does not include any revocable proxy granted by the Employee or a Permitted Transferee or any exercise of rights by an executor, administrator, trustee, committee, guardian, conservator or receiver of the Employee or a Permitted Transferee, including the sale of Lock-Up Shares to pay any applicable estate taxes.

b. Restrictions on Transfer of Common Shares. The Employee agrees that, during the Lock-Up Period, Employee will not Transfer any Lock-Up Shares other than pursuant to a Permitted Transfer; provided, however, that upon any Permitted Transfer, each Permitted Transferee in such Transfer shall agree in writing to be bound by the restrictions set forth in this Section 20.

c. Legend. At the request of Sierra, all share certificates or share statements evidencing Lock-Up Shares shall bear or contain a legend or notation substantially in the following form (or in such other form as Sierra’s board of directors may determine):

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE / STATEMENT] ARE SUBJECT TO RESTRICTIONS ON TRANSFER SPECIFIED IN AN EMPLOYMENT AGREEMENT WITH THE CORPORATION, AS THE SAME MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND THE CORPORATION RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SPECIFIED CONDITIONS HAVE BEEN FULFILLED. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE CORPORATION TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

The term “Corporation” shall mean Sierra for purposes of the above legend.

d. Stop Transfer. Sierra and its transfer agent are hereby authorized to decline to make any Transfer of Lock-Up Shares if such Transfer would constitute a violation or breach of this Section 20 and the Employee agrees and consents to the entry of stop transfer instructions with Sierra’s transfer agent and registrar against any Transfer of the Lock-Up Shares not made in compliance with Section 20.

21. Miscellaneous.

a. Successors and Assigns; No Third-Party Beneficiaries. The rights and obligations of the Company under this Agreement shall be binding upon and shall inure to the benefit of the members of the Company Group and their successors and assigns. The rights and obligations of Employee under this Agreement shall be binding upon and shall inure to the benefit of the heirs and legal representatives of Employee. Employee may not assign this Agreement

Appendix B-166

or any right or obligation hereunder, without the prior written consent of the Company. The Company may assign this Agreement or any right or obligation hereunder to (i) any member of the Company Group, (ii) any other entity in connection with any reorganization, change in capital structure or similar transaction or (iii) any other entity in connection with the sale of all or substantially all of the assets of the Company. For the avoidance of doubt, the Company’s right to assign this Agreement may be exercised without the prior written consent of Employee. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement.

b. Waiver; Amendments. Any waiver by either party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other breach of such provision of this Agreement. The failure of either party to insist on strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive either party of the right thereafter to insist on strict adherence to that term or any other term of this Agreement. Neither this Agreement nor any part of it may be waived, changed or terminated orally, and any waiver, amendment or modification must be in a writing signed by Employee and the Company.

c. Governing Law; Choice of Forum. This Agreement will be governed and construed and enforced in accordance with the laws of the State of New York, without regard to its conflicts of law rules. Employee hereby submits to the exclusive jurisdiction and venue of the federal and state courts located in New York, New York for resolution of any and all claims, causes of action or disputes arising out of, related to or otherwise concerning this Agreement, and Employee agrees to waive any claim relating to forum non conveniens. EACH OF THE PARTIES FURTHER ACKNOWLEDGES AND AGREES THAT ANY SUIT, ACTION OR PROCEEDING, WHETHER CLAIM OR COUNTERCLAIM, OF ANY KIND OR NATURE BROUGHT BY EITHER PARTY ARISING OUT OF THE INTERPRETATION, ENFORCEMENT OR BREACH OF THIS AGREEMENT SHALL BE RESOLVED BY A JUDGE ALONE, AND BOTH PARTIES HEREBY WAIVE AND FOREVER RENOUNCE THE RIGHT TO A TRIAL BEFORE A CIVIL JURY OF ANY SUCH SUIT, ACTION OR PROCEEDING.

d. Legal Fees and Expenses. The Company will pay legal fees and expenses incurred by Employee in connection with the drafting and negotiation of this Agreement and any related agreements.

e. Entire Agreement; Construction. This Agreement and any further agreements dated as of the date hereof and relating to the subject matter described herein contains the entire understanding of the parties relating to the subject matter of this Agreement and supersede all other prior written or oral agreements, understandings or arrangements between the parties relating to the subject matter hereof. Employee acknowledges and agrees that the compensation paid under the terms of this Agreement shall be in full satisfaction of any amounts due in connection with Employee’s employment with the Company and members of the Company Group. Employee acknowledges that, in entering into this Agreement, Employee did not rely and has not relied on any statements or representations not contained in this Agreement. The parties acknowledge and agree that each of the parties has participated in the drafting of this Agreement. Accordingly, it is the intention and agreement of the parties that the language, terms and conditions of this Agreement are not to be construed in any way against or in favor of any party hereto by reason of the responsibilities in connection with the preparation of this Agreement.

f. Severability. Any term or provision of this Agreement that is determined to be invalid or unenforceable by any court of competent jurisdiction in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other

Appendix B-167

jurisdiction, and such invalid or unenforceable provision shall be modified by such court so that it is enforceable to the extent permitted by applicable law.

g. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 19(g)):

If to the Company:	Medley Capital LLC
280 Park Avenue, 6th Floor East
New York, NY 10017
with a copy to:	Sullivan & Worcester LLP
1666 K Street, N.W., Suite 700
Washington, DC 20006
Attention: David Leahy, Esq.
If to Employee:	At Employee’s home address of record with
Company’s Human Resources Department, as updated from time-to-time
with a copy to:	Winston & Strawn, LLP
35 W. Wacker Drive
Chicago, IL 60601-9703
Attn: Michael S. Melbinger, Esq.

h. Section 409A Compliance. Although the Company makes no guarantee with respect to the tax or other treatment of payments or benefits under this Agreement and shall not be responsible in any event with regard to this Agreement’s compliance with Section 409A, payments under this Agreement are intended to be exempt from or comply with the applicable requirements of Section 409A and shall be limited, construed and interpreted in a manner so as to comply therewith. In furtherance of the foregoing:

(i) notwithstanding any provision of this Agreement to the contrary, to the extent any payment hereunder constitutes deferred compensation subject to Section 409A, and if Employee is a “specified employee” as defined for purposes of Section 409A, then all payments to be made to Employee hereunder due to the termination of Employee’s employment shall not be paid, or commence to be paid, until the earlier of (1) the date that is immediately following the date that six (6) months after the date that Employee’s employment is terminated or (2) the date of Employee’s death following such a separation from service. Upon the expiration of the preceding period, any payments that would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this provision shall be paid to Employee or Employee’s beneficiary in one lump sum (without interest).

(ii) notwithstanding any provision of this Agreement to the contrary, Employee’s employment with the Company Group shall not be deemed to have been terminated unless and until Employee has had a “separation from service,” as determined under Section 409A;

(iii) each payment that is part of a series of payments shall be a single payment for purposes of Section 409A; and

(iv) any taxable reimbursements under this Agreement, including, without limitation, those under Section 21(d), will be made no later than the end of the calendar year following the calendar year the expense was incurred. For purposes of complying with Section 409A, any such reimbursements and any in-kind benefit under this Agreement will be subject to the following: (1) payment of such reimbursements or in-kind benefits during one calendar year will not affect the amount of such reimbursement or in-kind benefits provided during a subsequent calendar year; and (2) such reimbursement benefit or rights or in-kind benefits may not be exchanged or substituted for another form of compensation to Employee.

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i. Survival. The representations, warranties, covenants and other agreements contained herein, which by their nature are intended to survive the termination of Employee’s employment with the Company Group, shall survive such termination (regardless of the reason for such termination) in accordance with their stated terms.

j. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall constitute an original, and all of which together shall constitute one agreement. Any photocopy or scanned copy in portable document format (PDF) shall be deemed an original copy for all purposes.

EMPLOYEE	COMPANY
Signed:	Signed:
Date:	Name:
Title:
Date:

Appendix B-169

Exhibit A

EMPLOYEE DUTIES, AUTHORITIES AND RESPONSIBILITIES

Brook Taube, Chief Executive Officer and Member of the Combined Company Board

1. To ensure the organization as a whole is performing at the highest level. This includes making sure we have the human capital in place to produce the best results possible at all times.

2. Set overall strategy of the firm.

3. Oversee governance, sign off on audits, and make decisions on finance.

4. Maintain critical institutional client relationships and Wall Street relationships.

5. Primary liaison with Board of Directors.

6. Act as the senior investment executive with overall responsibility for investment results and investment strategy of the firm.

7. Establish and maintain investment policy including strategic and tactical portfolio asset allocation.

8. Manage all operations of the investment and risk management teams.

9. Serve as a member of the Investment Committee.

10. Play an integral role in fundraising and relationship management of key retail and institutional investors.

Appendix B-170

Exhibit B

INITIAL COMPENSATION

	Base Salary	2019 Annual Bonus (% of Base)	2019 Annual Bonus ($)	Cash Portion of 2019 Annual Bonus	% of Total Bonus	RSU Award Portion of 2019 Annual Bonus	% of Total Bonus	Total (Base Plus 2019 Annual Bonus)
Brook Taube Chief Executive Officer and Member of the Board	$600,000	533.3%	$3,200,000	$1,120,000	35%	$2,080,000	65%	$3,800,000

Appendix B-171

Exhibit C

Medley Capital LLC
Beneficiary Form

Please complete this form and return it to [_________________]. Elections on this form become effective on the date it is received by [___________________].

Participant Name _____________________

Designation/Change of Beneficiary

I hereby designate (revoking any prior such designation and reserving the right to change this designation in the future) the following Beneficiary of any amounts due to my named beneficiaries if my employment is terminated by death under my employment agreement, effective as of the Effective Date (“Employment Agreement”). “Effective Date” shall mean the Closing Date, as such term is defined in the Amended and Restated Agreement and Plan of Merger by and among Medley Management Inc., Sierra Income Corporation, and Sierra Management, Inc., dated as of July [    ], 2019.

Primary Beneficiary:

Name of Primary Beneficiary	Relationship to Participant

Address of Primary Beneficiary

Secondary Beneficiary:

Name of Secondary Beneficiary	Relationship to Participant

Address of Secondary Beneficiary

I understand and acknowledge the following:

•        The above designation applies solely to the following payments if my employment is terminated by my death prior to the expiration of the term of my Employment Agreement: (i) earned but unpaid base salary as of my death; (ii) any unpaid annual bonus for that year; and (iii) a pro-rated amount of my annual bonus for the year of my death (together, the “Termination Benefit”). For the avoidance of doubt, all payments are conditioned on any terms provided in my Employment Agreement.

•        In the event of my death, the Primary Beneficiary will receive the Termination Benefit, unless that individual predeceases or co-deceases me, in which case the Secondary Beneficiary will have such rights.

•        If neither Beneficiary survives me, distribution rights will lie with my estate.

Participant’s Signature	Date

Appendix B-172

Exhibit D

GENERAL RELEASE OF CLAIMS

This General Release of Claims (the “Release”) is being executed and delivered in accordance with Section 8(h) of the Employment Agreement between Medley Capital LLC and you. Each capitalized term used in this Release without definition has the meaning given to such term in the Agreement. This Release must be signed and dated no later than forty-five (45) days after you receive it. You will have [seven (7) days] after signing this Release to revoke your signature by delivering a signed notice of revocation to the Company. This Release will become binding on the eighth day after the Release is signed unless you have revoked your signature. You have the right to consult with an attorney prior to signing this Release.

In exchange for the promises and payments described in the Agreement, you (on behalf of yourself and your heirs, executors, administrators and assigns) hereby release and forever discharge the Company Group, its divisions, subsidiaries and affiliates, and all of their respective present and former directors, officers, shareholders, trustees, employees, agents, representatives, consultants, successors and assigns in their official and individual capacities (collectively, the “Released Parties”), from any and all suits, claims, demands, debts, sums of money, damages, interest, attorneys’ fees, expenses, actions, causes of action, judgments, accounts, promises, contracts, agreements, and any and all claims of law or in equity, whether now known or unknown, which you now have or ever had against the Released Parties, or any of them, including, but not limited to, any claims under Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act, the Family and Medical Leave Act, the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act of 1990, 29 U.S.C. § 626(f) (“OWBPA”), the Worker Adjustment Retraining and Notification Act (“WARN”), the Genetic Information Nondiscrimination Act, any state antidiscrimination law that is analogous to the foregoing, and any other federal, state or local statute, regulation, ordinance or common law creating employment-related causes of action, and all claims related to or arising out of your employment or the termination of your employment with the Company Group. You also waive any right you may have to recover any compensation or damages in any action against any of the Released Parties brought by any governmental entity on your behalf or on behalf of any class of which you may be a member. You hereby represent that you have not previously filed or joined in any complaints, charges or lawsuits against the Company Group pending before any governmental agency or court of law relating to your employment and/or the termination thereof.

Appendix B-173

CALIFORNIA ONLY (Delete highlighted section if outside of California)

In giving this Release, you specifically agree to waive the provisions of Section 1542 of the California Civil Code (and any other similar provisions of other applicable law), which section reads as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

MASSACHUSETTS ONLY (Delete highlighted section if outside of Massachusetts)

In giving this Release, you specifically agree to waive the provisions of the Massachusetts Wage Act, G.L. c. 149 and in so doing you explicitly waive any claims for unpaid wages.

This Release shall not apply to: (1) any vested interest you may have in any 401(k), pension or profit sharing plan, equity compensation agreement or any other employee benefit plan by virtue of your employment with the Company Group; (2) any claims that may arise after this Release is signed; (3) any claim that may not be waived by law; and (4) any right you may have to indemnification and/or advancement of legal fees by the Company Group or under its director’s and officer’s liability insurance coverage, under any agreement between you and the Company Group, under any provision of the Company Group’s bylaws or plans, or by application of law.

IN WITNESS WHEREOF, the undersigned has executed this Release as of this __ day of __________, 20    .

Appendix B-174

EXHIBIT E-2

Form of Employment Agreement

[See attached.]

Appendix B-175

EXHIBIT E-2

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made and entered into on July [    ], 2019, between Medley Capital LLC (the “Company”) and Seth Taube (the “Employee”) (each a “Party,” collectively, “Parties”). The Parties were party to an Employment Agreement dated December [    ], 2018 and this Agreement is intended to completely replace such earlier Employment Agreement, which shall no longer be in effect.

The Company wishes to engage Employee to provide services to the Company, Sierra Income Corporation and each of their respective subsidiaries and affiliates (the “Company Group”) and Employee wishes to provide such services, pursuant to the terms and conditions set forth in this Agreement. The Parties agree that references herein to the “Board” and the “Compensation Committee” shall be to the Board of Directors of Sierra Income Corporation and to the Compensation Committee of that Board.

In consideration of the mutual promises set forth below and other valuable consideration (the mutuality, adequacy and sufficiency of which are hereby acknowledged), the Parties agree as follows.

1. Position. The Company hereby employs Employee as Senior Executive Vice President and Senior Managing Director or in such capacity as may later be agreed to by the Parties, and Employee agrees to serve the Company in such capacity in a manner consistent with the terms and conditions of this Agreement.

2. Term. This Agreement shall commence on the Effective Date (as defined below) and shall expire on the twenty-four (24) month anniversary of the Effective Date (the “Initial Term”), unless terminated earlier pursuant to the provisions of Section 8 hereof. The term of employment shall be renewed automatically for successive periods of one (1) year (each, a “Renewal Term”) after the expiration of the Initial Term, unless the Company provides Employee, or Employee provides the Company, with written notice to the contrary at least one hundred twenty (120) calendar days prior to the end of the Initial Term or any Renewal Term. For the avoidance of doubt, this Agreement shall remain in effect during the Renewal Term unless terminated earlier pursuant to the provisions of Section 8 hereof. The Initial Term and any Renewal Terms are collectively referred to herein as the “Term.” For purposes of this Agreement, “Effective Date” shall mean the Closing Date, as such term is defined in the Amended and Restated Agreement and Plan of Merger by and among Medley Management Inc., Sierra Income Corporation, and Sierra Management, Inc., dated as of July [    ], 2019 (the “Merger Agreement”).

3. Duties.

a. Employee shall have the duties, authorities and responsibilities forth in Exhibit A attached to this Agreement, as amended from time to time and with input from the Company’s Board of Directors (the “Board”). Employee’s principal place of employment with the Company shall be at the Company’s offices, currently at 600 Montgomery Street, 35th Floor, San Francisco, California and 280 Park Avenue, 6th Floor East, New York, New York, provided that Employee understands and agrees that Employee may be required to travel from time to time for business purposes.

b. Employee shall devote substantially all of the Employee’s business time, energy, business judgment, knowledge, skill and best efforts to the performance of Employee’s duties with the Company Group, in conformance with rules and policies of the Company Group in effect from time to time and otherwise provided or made available to Employee. Employee will not, during the Term, directly or indirectly engage in any other business, either as an employee, employer, consultant, principal, officer, director, advisor or in any other capacity, either with or without compensation, without the prior written consent of the Board. However, Employee may devote reasonable time to activities such as supervision of personal investments and activities involving professional, charitable, civic, educational, religious and similar types of activities, speaking engagements and membership on other boards, provided such activities do not interfere in any material way with the business of the Company Group and provided further that Employee cannot serve on the board of directors of (or provide services to) any publicly traded company without the written consent of the Board, which shall not be unreasonably withheld. The time involved in such activities shall not be treated as vacation time. Employee shall be entitled to keep any amounts paid to him in connection with such activities (such as director fees and honoraria).

c. The Company hereby expressly acknowledges that Employee’s personal investments include investments made by T3 Group LLC and Granite Holdings, LLC. Notwithstanding the foregoing, Employee is bound by and subject to the Code of Ethics – Personal Investment Policy and all other policies under the Medley Investment

Appendix B-176

Advisers Regulatory Compliance Manual. Employee further agrees that his involvement in the foregoing personal investment activities shall not (i) create regulatory concerns for the Company Group that cannot be resolved or mitigated to the Board’s reasonable satisfaction, (ii) create actual or potential conflicts of interest that cannot be resolved or mitigated to the Board’s reasonable satisfaction or (iii) otherwise interfere with Employee’s ability to perform his duties hereunder.

4. Compensation.

a. Generally. As compensation, Employee shall receive a Base Salary (as defined below) and may, as determined at the discretion of the Board or Compensation Committee of the Board (the “Compensation Committee”), as applicable, participate in an annual bonus program (the “Annual Bonus”). Annual Bonuses may be provided to align the goals and objectives of the Employee with those of the Company, business units within the Company and the expected goals and objectives of the Company’s shareholders, as applicable, and according to standards of good governance, ethical leadership and the successful growth and well-being of the Company Group. The award of any Annual Bonus will generally depend upon the satisfaction of personal and/or Company Group performance metrics as determined by Board or Compensation Committee, as applicable, for the year.

Compensatory payments made to Employee under the terms of this Agreement are subject to tax and other withholding required or permitted by law and such additional withholding as may be requested by Employee.

b. Base Salary. The Company agrees to pay Employee a base salary at an annual rate of four hundred eighty thousand dollars ($480,000) (the “Base Salary”), payable in accordance with the regular payroll practices of the Company. This Base Salary shall compensate Employee for all hours of work, and this position shall not be eligible for overtime. The Base Salary shall be subject to change at the discretion of the Board or Compensation Committee, as applicable. The term “Base Salary” will refer to the Base Salary as may be modified from time to time.

c. Annual Bonus.

(i) Annual Bonus for 2019. Employee shall be eligible to receive an Annual Bonus with respect to performance for the 2019 year equal to one million seven hundred and fifty thousand dollars ($1,750,000), as set forth in the economic terms set forth on Exhibit B attached to this Agreement and to be paid no later than March 15, 2020. The Board or Compensation Committee, as applicable, may increase the 2019 Annual Bonus in recognition of performance in excess of performance objectives. No Annual Bonus shall be earned for 2019 unless the Employee remains employed through the date of payment.

(ii) Annual Bonus for 2020 and Thereafter. Each year during the first quarter of the year, the Board or Compensation Committee, as applicable, in consultation with the Company’s senior executive officers (“Management”), shall establish (a) a target Annual Bonus for the year of no less than three hundred sixty-four and six tenths percent (364.6%) of Base Salary (the “Target Annual Bonus”), and (b) Company Group and individual performance and other objectives for the year for such bonus. Each Annual Bonus (if any) shall be paid no later than the March 15 following the end of the applicable year.

No earlier than January 1 nor later than March 15 of the following year, the Board or Compensation Committee, as applicable, shall determine and pay the amount of the final Annual Bonus, if any, to be paid for the preceding year, which amount may be based in whole or in part on satisfaction of the performance and other objectives for the preceding year. The extent to which performance and other objectives are met will be determined based on actual achievement (as determined, in consultation with Management, by the Board or Compensation Committee, as applicable, in good faith). The Board or Compensation Committee, as applicable, may increase the Annual Bonus in recognition of performance in excess of performance objectives. No Annual Bonus shall be earned for a year unless the Employee remains employed through the date of payment.

d. Form of Annual Bonus. The Annual Bonus for 2019 shall be paid thirty-five percent (35%) in cash immediately and sixty-five percent (65%) in the form of an RSU award. The Annual Bonus for 2020 and thereafter shall be paid thirty-five percent (35%) in cash immediately and sixty-five (65%) in the form of an RSU award. With respect to the Annual Bonus for 2019 and thereafter, any RSU award shall vest in three (3) equal annual installments, with the RSU award for the Annual Bonus for 2019 vesting in three (3) equal annual installments on December 31, 2020, December 31, 2021, and December 31, 2022.

Appendix B-177

e. Clawback. The Annual Bonus made under this Agreement shall be subject to recoupment by the Company to the extent required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the NYSE.

5. Employee Benefits.

a. Benefits. The Company intends to continue existing benefit plans maintained by Medley Capital LLC, or plans to adopt benefit plans consistent with or generally more favorable in the aggregate than the current benefit plans of Medley Capital LLC, and the Employee will remain or become eligible for participation in those plans made available to other similarly situated employees of the Company, including, but not limited to group health plan coverage, short and long term disability insurance coverage, life insurance coverage, qualified retirement benefit plan coverage, non-qualified benefit plan coverage and tax and financial planning benefits, in accordance with and subject to the terms and conditions of those plans. Notwithstanding the preceding sentence, the Company reserves the right to adopt, amend or terminate any benefit plan, program or arrangement.

b. Paid Time Off. Employee shall be entitled to no less than twenty-five (25) business days paid time off, subject to the terms and conditions of the Company’s vacation policies, procedures and practices. Paid time off accrues with each pay period, subject to an annual cap, and cannot be carried over to the subsequent calendar year, except to the extent required by applicable law. Any unused vacation will not be paid upon termination of employment, except to the extent required by applicable law.

6. Business Expenses. The Company agrees to reimburse Employee for reasonable and customary business expenses related to Employee’s performance of services under this Agreement, including all travel expenses to and from New York, subject to appropriate review and oversight by the Board as applicable. As a condition of reimbursement, Employee must account for and substantiate all such expenses in accordance with applicable Company policies and consistent with Internal Revenue Service requirements for reimbursable business expenses.

7. Freedom to Contract. The Company does not infringe upon the proprietary information, trade secrets or confidential information of third parties. Employee represents and warrants that Employee has the right to enter into this Agreement, that Employee is eligible for employment by the Company, that no other written or verbal agreements exist that would be in conflict with or prevent the performance by Employee of any portion of this Agreement, and that Employee is not subject to or in breach of any non-disclosure agreement or restrictive covenant of any nature separate from the provisions included in this Agreement. Employee will not enter into this Agreement without first disclosing to the Board any non-disclosure agreement or restrictive covenant agreement Employee has entered into (verbally or in writing) at any time that is still in effect on its terms as of the Effective Date of this Agreement, regardless of whether Employee believes or has reason to believe such agreement is void or unenforceable in whole or in part.

8. Termination.

a. Death. Employee’s employment shall terminate on the date of Employee’s death. In the event of the death of Employee during the Term, the Company shall pay to Employee’s legal representatives or named beneficiaries (as designated on Exhibit C and delivered to the Company):

(i) Employee’s earned but unpaid Base Salary as of the date of Employee’s death;

(ii) Any unpaid Annual Bonus for the year prior to the date of Employee’s death, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees; and

(iii) A pro-rated amount of any Annual Bonus for the year of death, based on actual performance of the Company (or the Company Group, as applicable) for the year in which death occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees for the year.

Appendix B-178

In addition, vesting of any outstanding RSU awards at death shall be fully accelerated and the Company will pay the full cost of continuing coverage under the Company’s group health benefits plan (“COBRA coverage”) for the Employee’s qualified beneficiaries, to the extent Employee’s qualified beneficiaries elect such COBRA coverage for a period of up to one (1) year following Employee’s death.

b. Disability. Notwithstanding the foregoing, Employee’s employment shall terminate on the date specified in a written notice from the Company terminating Employee’s employment due to Disability during the Term or, in the event no date is specified in such notice, on the date on which such notice is delivered to Employee or Employee’s legal representative. For purposes of this Agreement, “Disability” shall mean that Employee is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, (i) unable to engage in any substantial gainful activity, as determined by a licensed physician as reasonably chosen by the Company, or (ii) receiving income replacement benefits for a period of not less than three (3) months under the Company’s group disability plan. In the event of the termination of Employee’s employment due to Disability, the Company shall:

(i) Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii) Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees;

(iii) Pay a pro-rated amount of any Annual Bonus for the year of termination, based on actual performance of the Company (or the Company Group, as applicable) for the year in which termination occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) and at the same time as such amounts are paid to continuing Management employees for the year; and

(iv) Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

In addition, the Company will pay the full cost of COBRA coverage for Employee and/or Employee’s qualified beneficiaries, to the extent Employee elects such COBRA coverage, for a period of up to one (1) year following Employee’s termination on account of Disability.

c. Termination by the Company for Cause. Notwithstanding the foregoing, the Company may terminate Employee’s employment under this Agreement at any time for Cause. “Cause” shall mean: (i) fraud against the Company Group, which causes material harm to any member of the Company Group; (ii) willful failure or any willful refusal to implement or undertake the lawful directives of the Board or such other supervisor as may be assigned by the Company Group when such directives are materially consistent with Employee’s duties under this Agreement; (iii) engaging in willful conduct (other than at the direction of the Company) that causes material injury, monetary or otherwise, to any member of the Company Group, or that reflects adversely on any member of the Company Group, or that materially affects Employee’s ability to perform Employee’s duties; (iv) conviction of, or the entering of a plea of guilty or nolo contendere, by Employee to a financial crime that constitutes a felony (or any state-law equivalent) or involves moral turpitude; (v) the entry of any order or consent decree, whether or not liability is admitted or denied, by the Securities and Exchange Commission against Employee in respect of charges that Employee violated any provision of the Investment Company Act of 1940, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than provisions requiring the maintenance of proper books and records; (vi) theft, misappropriation, embezzlement or conversion of the assets or opportunities of any member of the Company Group; (vii) a material breach of the terms, covenants or representations of this Agreement or any agreement between Employee and any member of the Company Group; or (viii) a willful violation of the written rules or policies of any member of the Company Group, which causes material harm to any member of the Company Group, provided that, in the case of the occurrence of an event described in clause (vii) or (viii) above, Employee shall have ten (10) business days after receipt of written notice thereof, stating in reasonable detail the actions or omissions purporting to constitute such breach or violation, to cure, and upon such cure, such event shall not be deemed to be the basis for a termination of Employee for Cause, unless the Company acting in good faith, otherwise determines that such occurrence is not reasonably subject to being cured; provided, however, that with respect to the occurrence of an event described in clause (vii) above, the foregoing cure period shall be available to Employee only with respect to the first occurrence of the same event described in clause (vii) above, and such cure period shall not

Appendix B-179

be available to Employee with respect to any subsequent occurrence of an event described in clause (vii) above. For purposes of this Agreement, no act or failure to act on Employee’s part shall be considered “willful” unless it is done, or omitted to be done, by Employee in bad faith or without reasonable belief that Employee’s action or omission was in the best interests of the Company Group. Any act or failure to act based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, in good faith and in the best interests of the Company Group. In the event of Termination for Cause, Employee shall be entitled to receive any earned but unpaid Base Salary, paid as soon as practicable following termination.

d. Termination by the Company Without Cause or by Employee with Good Reason. The Company may terminate Employee’s employment without Cause at any time under this Agreement. In the event of termination of Employee’s employment by the Company without Cause or Employee terminates employment with Good Reason (as defined below), the Company shall:

(i) Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii) Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees;

(iii) Pay a pro-rated amount of any Annual Bonus for the year of termination, based on actual performance of the Company (or the Company Group, as applicable) for the year in which termination occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as the Annual Bonus is paid to continuing Management employees;

(iv) Pay, on a monthly basis and using regularly scheduled payroll periods over twenty four (24) months (the “Severance Period”), (x) an amount equal to one-twelfth (1/12th) the Employee’s Base Salary plus (y) an amount equal to one-twelfth (1/12th) of the cash portion of the Employee’s Target Annual Bonus for the year of termination; and

(v) Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

In addition, the Company will pay toward the cost of COBRA coverage an amount equal to the Company-portion of premiums paid for active employees in the Company’s plan for the Employee and/or Employee’s qualified beneficiaries, to the extent Employee elects such COBRA Coverage, for a period of up to eighteen (18) months following Employee’s termination by the Company without Cause or by Employee with Good Reason; provided, that the Company’s obligation described in this sentence shall cease on the date Employee becomes eligible for coverage under another group health plan offered by an employer of Employee or the employer of Employee’s spouse. Employee shall promptly notify Company in the event he or she becomes eligible for such other coverage.

e. Termination for Notice of Non-Renewal. Unless the Company has offered to renew the Agreement on terms that are at least comparable in the aggregate to “market level” compensation, then if the Company provides notice to Employee that the Company is not renewing the Term under Section 2 at the end of the Initial Term or any Renewal Term and Employee’s employment terminates at the end of such Term, the Company shall:

(i) Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii) Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees;

(iii) Pay a pro-rated amount of any Annual Bonus for the year of termination, based on actual performance of the Company (or the Company Group, as applicable) for the year in which termination occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as the Annual Bonus is paid to continuing Management employees;

Appendix B-180

(iv) Pay, on a monthly basis and using regularly scheduled payroll periods over twenty four (24) months (the “Severance Period”), (x) an amount equal to one-twelfth (1/12th) the Employee’s Base Salary plus (y) an amount equal to one-twelfth (1/12th) of the cash portion of the Employee’s Target Annual Bonus for the year of termination; and

(v) Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

In addition, the Company will pay toward the cost of COBRA coverage an amount equal to the Company-portion of premiums paid for active employees in the Company’s plan for Employee and/or Employee’s qualified beneficiaries, to the extent Employee elects such COBRA Coverage, for a period of up to one (1) year following Employee’s termination by notice of non-renewal; provided, that the Company’s obligation described in this sentence shall cease on the date Employee becomes eligible for coverage under another group health plan offered by an employer of Employee or the employer of Employee’s spouse. Employee shall promptly notify Company in the event he or she becomes eligible for such other coverage.

If the Parties cannot reach agreement as to whether an offer is at least comparable in the aggregate to “market level” compensation, the Board or the Compensation Committee, as applicable, shall engage an independent compensation consultant reasonably acceptable to Employee and familiar with the industry in which the Company operates to make such determination. The consultant shall, at a minimum, take the following considerations into account: qualifications and experience of Employee; the aggregate compensation paid to similarly situated persons performing similar tasks within the Company’s peer group (as reported in its most recent annual proxy statement); the performance of the Company Group relative to Company’s peer group; and comparability data submitted by Employee. If the consultant provides a range, adjusted to reflect performance of the Company comparable to the Company’s peer group, and the Company proposes a compensation package that is at least the median level within that range, the comparability requirement shall be deemed satisfied.

f. Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following without Employee’s consent: (i) a material diminution in Employee’s base compensation; (ii) a material diminution in Employee’s authority, duties or responsibilities; (iii) a requirement that Employee report to anyone other than the Board, the Chief Executive Officer of the Company, or a named executive officer of the Company or Sierra, designated from time to time by the Board; (iv) a material diminution in the budget over which Employee retains authority; (v) a material change in the geographic location at which Employee must perform the services; or (vi) any other action or inaction that constitutes a material breach by the Company of this Agreement. Employee must provide notice to the Company of the existence of the condition described above within a period not to exceed ninety (90) calendar days of the initial existence of the condition, and the Company will have a period of at least thirty (30) calendar days following the notice during which it may remedy the condition. Any termination for Good Reason must occur within two (2) years following the initial existence of one or more of the foregoing conditions.

g. Termination by Employee other than for Good Reason. Notwithstanding the foregoing, Employee may terminate Employee’s employment under this Agreement for any reason, provided such termination may take place no earlier than the end of the month that is not less than three (3) months after Employee has provided written notice to the Company of Employee’s intent to terminate Employee’s employment. The Company may elect to accept Employee’s resignation at any time prior to the end of such notice period. In the event of any termination of Employee’s employment under this Section, the Company shall pay to Employee Employee’s earned but unpaid Base Salary.

h. Executed Waiver and Forfeiture. No amount shall be payable under this Section 8 unless a General Release of Claims, substantially in the form attached as Exhibit D (the “Release Form”), has been duly executed by Employee (or in the event of death or disability his beneficiary or legal representative, as applicable) and delivered to the Company and any applicable revocation period has expired within the sixty (60) day period following termination of employment, provided that to the extent Internal Revenue Code Section 409A (“Section 409A”) applies to a payment, such payment will be deferred and paid in a lump sum on the sixtieth (60th) day following termination.

i. Post-Termination Knowledge of Cause or Breach. If (i) Employee’s employment with the Company terminates for any reason other than Cause and, after the date of Employee’s termination, matters constituting Cause become known to the Company or (ii) Employee materially breaches any of Employee’s post-employment obligations, including non-competition, non-solicitation, non-disparagement and non-disclosure obligations, then the Company may, by written notice to Employee (describing in reasonable detail the facts giving rise to such Cause or breach) obligate Employee to repay in full on a net after-tax within thirty (30) days of that notice: (1) any Annual Bonus(es)

paid after the earliest date of occurrence of matters constituting Cause or breach, as determined by the Board in good faith; (2) any amounts of severance Employee has received hereunder; and (3) the amount of any compensation received upon exercise, settlement or other payment of any equity award that was exercised, settled or otherwise paid after the earliest date of occurrence of matters constituting Cause or breach, as determined by the Board in good faith. In addition, any unpaid Annual Bonus(es), severance, and any outstanding equity awards, shall be forfeited.

j. No Mitigation or Offset. Employee shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise, and the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of Employee’s other employment or otherwise.

9. Work Product.

a. Definition. Employee acknowledges and agrees that during the Term, there will be certain restrictions on Employee’s development of technology, ideas and inventions (collectively, “Work Product”). The term Work Product shall mean all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents and copyrights, and all improvements, rights and claims related to the foregoing, which are within the scope of Employee’s employment, or that results from or is suggested by any work performed by Employee for the Company Group, or that relate to actual or demonstrably anticipated research or development for the Company, and which are conceived, developed or reduced to practice by Employee alone or with others, except to the extent that applicable law prohibits the assignment of these rights. Employee agrees that all original works of authorship that are made by Employee (solely or jointly with others) within the scope of Employee’s employment, or that results from or is suggested by any work performed by Employee for the Company Group, or that relate to actual or demonstrably anticipated research or development for the Company Group, and that are protectable by copyright, are “works made for hire,” as that term is defined in the United States Copyright Act of 1976, as amended (17 U.S.C. § 101).

b. Disclosure. Employee agrees to maintain adequate and current written records on the development of all Work Product and to disclose promptly to the Company all Work Product and relevant records, which records will remain the sole property of the Company Group. Employee further agrees that all information and records pertaining to any idea, process, trademark, service mark, invention, technology, computer program, original work or authorship, design formula, discovery, patent or copyright that Employee does not believe to be Work Product, but is conceived, developed or reduced to practice by Employee (alone or with others) during Employee’s employment, or during the one (1) year period following termination of Employee’s employment, shall be promptly disclosed to the Company (such disclosure to be received in confidence). The Company shall examine such information to determine if in fact it constitutes Work Product subject to this Agreement. The Company’s determination that the information is Work Product subject to this Agreement shall be final and binding.

c. Assignment. Employee hereby assigns to the Company, without further consideration, all right, title and interest that Employee may presently have or acquire (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Work Product, which will be the sole property of the Company Group, whether or not patentable or otherwise registrable. In the event any Work Product will be deemed by the Company to be patentable or otherwise registrable, Employee agrees to assist the Company Group (at its expense) in obtaining letters patent or other applicable registrations, and Employee will execute all documents and do all other things (including testifying at the Company’s expense) necessary or proper to obtain letters patent or other applicable registrations and to vest the Company or a member of the Company Group with full title to them. Employee further agrees that Employee’s obligation to assist the Company Group in obtaining and enforcing patents, registrations or other rights for such inventions in any and all countries, will continue beyond the termination of Employee’s employment, but the Company shall compensate Employee at a reasonable rate after such termination for the time actually spent by Employee at the Company’s request for such assistance. Should the Company or a member of the Company Group be unable to secure Employee’s signature on any document necessary to apply for, prosecute, obtain or enforce any patent, copyright or other right or protection relating to any Work Product, whether due to Employee’s mental or physical incapacity or any other cause, Employee hereby irrevocably designates and appoints the Company and each of its duly authorized officers and agents as Employee’s agent and attorney-in-fact, to act for and on Employee’s behalf, to execute and file any such document and to do all other lawfully permitted acts to further the prosecution, issuance and enforcement of patents, copyrights or other rights of protections with the same force and effect as if executed and delivered by Employee.

Appendix B-182

If Employee resides in California, the foregoing assignment clause in this Section 9(c) will not apply to an invention that Employee developed entirely on Employee’s own time without using the Company Group’s equipment, supplies, facilities or trade secret information except for those inventions that either: (i) relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or (ii) result from any work performed by Employee for the Company Group. Cal. Lab. Code § 2870(a).

d. Waiver of Moral Rights. Employee hereby waives any and all moral rights that might otherwise accrue with respect to any Work Product.

10. Confidential Information. Employee agrees that, during Employee’s employment with the Company or any member of Company Group, and following termination of Employee’s employment, except as required by law, Employee will not, directly or indirectly, at any time, disclose to any third person or use in any way any non-public information or Confidential Information (i) regarding the business of any member of the Company Group and (ii) concerning any Business Opportunities (as defined below).

a. Definitions. For purposes of this Agreement –

(i) “Confidential Information” shall mean all confidential information, proprietary information or trade secrets (whether oral or written, whether maintained in hard copy, electronically (including, without limitation, in email or text messages) or otherwise) and including: (i) Know-How (as defined below), Trade Secrets (as defined in Section 11), information related to Business Opportunities, prospects, pricing, trading, trading strategies and methodologies, portfolio management strategies, programs, methods of operation, prospective and existing contracts, business plans, procedures, and strategies, costs profits, databases, personnel, operational methods, financial models, potential transactions, pending negotiations, computer programs, algorithms, negotiations, lists of actual and/or prospective clients and/or investors, financial results, business developments, internal controls, security procedures and confidential programs or procedures; (ii) Company Intellectual Property Rights (as defined below) that constitute proprietary Know-How and Customer Information (as defined below and if and to the extent that such proprietary Know-How and Customer Information has been maintained as Company’s confidential information as of the date of this Agreement) and Trade Secrets; and (iii) information received by the Company Group from third parties under confidential conditions.

(ii) “Business Opportunities” shall mean: (1) any business plan or prospective new business developed or provided by Employee to the Company Group; and (2) any business plan or prospective new business developed by the Company or, to Employee’s knowledge, any of members of the Company Group that Employee has access to or otherwise becomes aware of during Employee’s employment with the Company or Company Group.

(iii) “Company Intellectual Property Rights” shall mean all Work Product and any other intellectual property owned or licensed by any member of the Company Group, including:

(1) all United States and foreign patents and patent applications that describe or claim inventions and improvements currently used, or currently conceived or currently developed for use, that when used herein includes any electronic medium or tangible embodiment of the Company Group, any United States or foreign counterparts, non-provisionals, divisionals, continuations, continuations-in-part, and reissues thereof, heretofore or hereafter filed or having legal force in any country of the world, and the inventions and improvements disclosed therein (the “Patents”);

(2) all know-how that is currently used, or currently conceived or currently developed for use, in the business of the Company Group, including the following: (A) Trade Secrets, formulae, ideas, inventions and invention disclosures not subject to clause (1) above; (B) discoveries, innovations, improvements, results, reports, information and data (including all business and technical information and information and data relating to research, development, analytical methods, processes, formulations and compositions) and development work; (C) proprietary technology and information, designs, drawings, specifications or blueprints; and (D) all copies and tangible embodiments of the foregoing (in whatever form or medium, including electronic media) (collectively, “Know-How”);

(3) customer lists, supplier lists, pricing information, cost information, business and marketing research, plans and proposals and the like that are currently used, or currently conceived or currently developed for use, in the business of the Company Group (the “Customer Information”);

Appendix B-183

(4) all trademarks, service marks, trade dress, trade names, logos, commercial symbols and corporate names, whether or not registered, together with all translations, adaptations, derivations and combinations thereof that are currently used, or currently conceived or currently developed for use, in the business of the Company Group, and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith;

(5) all copyrightable works, whether or not registered, that are currently used, or currently conceived or currently developed for use, in the business of the Company Group, and all copyright applications, registrations and renewals in connection therewith;

(6) all internet domain names, URLs and applications therefor, that are currently used, or currently conceived or currently developed for use, in the business of the Company Group; and

(7) all computer software and programs in object code or source code form, databases and documentation and flow charts that are currently used, or currently conceived or currently developed for use, in the business of the Company Group.

b. Notwithstanding the foregoing, Confidential Information and Business Opportunities shall not include information: (i) that at the date hereof is in the public domain; (ii) that has come within the public domain through no fault or action of Employee that has the obligation of confidentiality (provided, however, that the fact that general information may be in or become part of the public domain, in and of itself, does not exclude any specific information from the obligations of this Agreement); (iii) that after the date hereof has been obtained lawfully from any third party that was entitled to disclose such information; and/or (iv) that an Employee is compelled to disclose by any judicial or administrative order after having given prompt notice of such order to the Company. Specific aspects or details of the Confidential Information will not be deemed to be published, generally known in the trade or otherwise within the public domain, or to be in possession of Employee, merely because the aspects of the Confidential Information are embraced by general disclosures in the public domain or in Employee’s possession. In addition, any combination of aspects of the Confidential Information will not be considered in the public domain or in the possession of Employee merely because individual elements thereof are in the public domain or in Employee’s possession unless the combination and its principles are in the public domain or in Employee’s possession. The burden of proving these exceptions to the confidentiality and use provisions of this Agreement resides with Employee.

c. Obligations with respect to Confidential Information. Employee agrees to:

(i) hold the Confidential Information in strict confidence;

(ii) not give, sell or disclose Confidential Information to any other third party, unless such party is an auditor or contractor hired by any member of the Company Group and then only upon written approval of the Board;

(iii) not share or otherwise use the Confidential Information in violation of or in any manner inconsistent with the Company’s information protection and transfer policies in place from time to time, applicable privacy laws, applicable state and federal law, any other applicable laws, and GDPR (EU General Data Protection Regulation 2016/679) to the extent that it applies; and

(iv) not share or otherwise use the Confidential Information in violation of or in any manner inconsistent with the Company’s policies or reasonable requests made by the Company from time to time.

For avoidance of doubt, nothing in this Agreement shall prevent Employee from responding to any lawful subpoena or legal process, or sharing any Confidential Information or other information with regulators or appropriate governmental agencies without notice to the Company, whether in response to subpoena or otherwise, under the whistleblower provisions of federal law or regulation, and no prior authorization or notification is required prior to Employee making any such reports or disclosures, provided that no attorney client privilege shall be waived.

11. Trade Secrets. Employee acknowledges that Employee’s obligations under Section 10 are separate and distinct from Employee’s promise and obligation, affirmed by this Agreement, not to disclose or use the Company Group’s “Trade Secrets,” as defined by the applicable state statutory and common law and by federal law. During and at all times after the Term, Trade Secrets of the Company Group shall be subject to the maximum protections available under applicable law and no less protection than that provided by this Agreement applicable to “Confidential Information,” as described in Section 10. Employee further acknowledges and agrees that protection of the Company Group’s Trade Secrets is governed by Employee’s promises in this Agreement and by any applicable law.

Appendix B-184

12. Protected Rights. Nothing in this Agreement prohibits Employee from reporting to any governmental authority information concerning possible violations of law or regulation. Provided Employee does so consistent with 18 U.S.C. § 1833, Employee may disclose trade secret information to a government official or to an attorney for the purposes of obtaining legal advice or use it in certain court proceedings without fear of prosecution or liability.

13. Restrictive Covenants.

a. Restricted Business; Restricted Territory. Employee expressly acknowledges that during the course of Employee’s employment with the Company, Employee will be provided with specialized knowledge, information and training with respect to the products and services of the Company Group. Employee acknowledges and agrees that Employee’s specialized knowledge, expertise and training will be of special value to the Company Group. Employee acknowledges: (i) that the Company Group engages in the business of middle market lending to borrowers in the United States (collectively, the “Restricted Business”); (ii) that, as of the date hereof, the Company Group conducts the Restricted Business across the United States (“Restricted Territory”); (iii) that Employee will, during the Term, customarily and regularly be engaged in the development, production and distribution of the products and services of the Company Group; (iv) that Employee has, during the Term, the primary duty of managing the Restricted Business; and (v) that Employee’s position is a position of trust and responsibility with access to Confidential Information, Work Product, Company Intellectual Property, Trade Secrets, information concerning employees of the Company Group, information concerning the customers and investors of the Company Group and information concerning prospective customers and investors of the Company Group.

b. Noncompetition. Employee covenants and agrees that Employee will not, during the Term and for a period of twelve (12) months following Employee’s termination of employment for any reason (the “Restricted Period”), directly or indirectly (whether through an entity, employee or other agent of any kind) acquire, develop, own, operate, lease, manage, have any financial interest in or otherwise participate in the acquisition, development, ownership, operation, leasing, management or financing of, any business or enterprise involved in the Restricted Business or engaged in Competition with any member of the Company Group in the Restricted Territory. A person or entity (including, without limitation, Employee) shall be deemed to be engaging in “Competition” with a member of the Company Group if such person or entity either engages primarily in the Restricted Business or engages in any other type of business that comprises a significant portion of any member of the Company Group’s revenues as of the date of Employee’s termination and for which Employee had responsibility or authority, or about which business Employee received Confidential Information during the course of Employee’s employment. Notwithstanding the foregoing, the provisions of this Section 13(b) shall not be deemed to prohibit Employee’s (i) ownership of not more than two percent (2%) of the total shares of all classes of stock outstanding of any publicly held company or (ii) ability to invest, as a limited partner, in any private equity, mezzanine or similar investment fund, provided in either event Employee is solely a passive investor in such entity.

c. No Interference with Customers. Employee covenants and agrees that during the Restricted Period, Employee will not, without the prior consent of the Board, solicit or attempt to solicit, directly or by assisting others, any Relevant Customer of any member of the Company Group for the purpose of selling to such Relevant Customer, any products or services which are the same as, or substantially similar to, or competitive with the Restricted Business or, to Employee’s knowledge, that are the same as, or substantially similar to, or competitive with the products or services sold by any member of the Company Group at such date in the Restricted Territory. “Relevant Customer” shall mean any person, firm or company that was a customer or client of, or was a prospective customer or client being actively sought by, any member of the Company Group during the twelve (12) month period immediately preceding the date of Employee’s termination (“Relevant Period”) and with whom Employee had material contact during the Relevant Period. For purposes of this Section 13, “material contact” shall mean contact between Employee and each Relevant Customer: (i) with whom or which Employee dealt on behalf of the Company or any member of the Company Group; (ii) whose dealings with the Company Group were coordinated or supervised by Employee; or (iii) about whom Employee obtained confidential information in the ordinary course of business as a result of Employee’s association with the Company Group.

d. No Interference with Employees. Employee covenants and agrees that Employee shall not, during the Restricted Period, directly or indirectly (whether through an entity, employee or other agent of any kind) solicit or recruit any Restricted Employee or induce or attempt to induce any Restricted Employee to leave his or her employment with the Company or, to Employee’s knowledge, any member of the Company Group; provided, however, that general advertisements with respect to a position that are not directed to employees of any member of the Company Group

Appendix B-185

will not violate the solicitation prohibition of this Section 13(d). “Restricted Employee” shall mean any individual who was employed by any member of the Company Group during the course of Employee’s term of employment and with whom Employee had material contact during the twelve (12) month period immediately preceding the date of Employee’s termination.

e. Non-Disparagement. Both during and after Employee’s employment, he or she will not, whether in private or in public, directly or indirectly, make, publish, encourage, ratify, or authorize, or aid, assist or direct any other person or entity in making or publishing, any statements that in any way defame or disparage any member of the Company Group, or any of its directors or executive employees. The Company agrees to instruct its Board, Chief Executive Officer, President and Senior Executive Vice Presidents, whether in private or in public, directly or indirectly, to not make, publish, encourage, ratify, or authorize, or aid, assist or direct any other person or entity in making or publishing, any statements that in any way defame or disparage Employee, and the Company will not be responsible for any damages suffered by Employee to the extent that the Board provides such instruction and does not in any way explicitly contradict such instruction.

14. Enforcement. Employee acknowledges and agrees that: (i) the provisions and covenants set forth in Sections 9 through 13 are in addition to, and not in lieu of, any rights or remedies that the Company Group may have available to it under any laws (including any law preventing the disclosure of Trade Secrets or other Confidential Information); (ii) any enforcement of the Sections 9 through 13 by the Company shall not be construed as a waiver of any other rights or remedies that the Company Group may possess at law or in equity absent this Agreement; (iii) on account of Employee’s service to the Company Group, Employee has been, and will in the future be, made aware of Trade Secrets and other valuable Confidential Information, including information relating to any member of the Company Group, and their respective customers, clients and employees, in each case that could be used to the great competitive disadvantage of, and cause great financial harm to, the Company Group if provided to any competitor; (iv) Sections 9, 10, 11 and 13 are necessary to prevent the use and disclosure of Trade Secrets and other Confidential Information, to protect the relationships between the Company Group members and their respective customers and employees, to protect the goodwill of the Company Group and to protect other legitimate business interests of the Company Group; and (v) all of the restrictive covenants are reasonable in all respects, including duration, territory and scope of activity restricted. Employee acknowledges and agrees that (1) the restrictions in Sections 9, 10, 11 and 13 shall be construed as separate agreements between Employee and the Company Group and shall be enforceable independent of, and in addition to, any other provision of this Agreement or any provision of any other agreement between Employee and the Company Group and (2) the existence of any claim or cause of action by Employee against any member of the Company Group, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the obligations imposed by Sections 9, 10, 11 and 13 on Employee. The time periods referenced in Section 13 shall be extended on a day-for-day basis for each day during which Employee is found by a court of competent jurisdiction to have violated the provisions of Section 13 in any respect, so that Employee is restricted from engaging in the activities prohibited by Section 13 for the full Restricted Period.

15. Injunctive Relief. Employee acknowledges and agrees that the breach by Employee of Sections 9, 10, 11 and 13 will cause the members of the Company Group irreparable injury that cannot be adequately compensated by monetary damages alone. Therefore, Employee acknowledges and agrees that any member of the Company Group, without limiting any other legal or equitable remedies available to the member of the Company Group, shall be entitled to enforce this Agreement against Employee directly and shall be entitled to obtain equitable relief by injunction or otherwise from any court of competent jurisdiction, including injunctive relief to prevent any failure by Employee to comply with the terms and conditions of Sections 9, 10, 11 and 13.

16. Company Property. All information, materials, documents, supplies, equipment and other property furnished to Employee by the Company Group in connection with performance of services under this Agreement will be and remain the sole property of the Company Group. On the date of the termination of Employee’s employment under this Agreement for any reason, or at any other time at the Company’s request, Employee must return to the Company Group all tangible and intellectual property in whatever form belonging to the Company Group (including, but not limited to, the Company Group vehicle, any laptops, computers, cell phones, wireless electronic mail devices or other equipment, or information, documents and other property).

17. Non-Disclosure. Except as may be required by law, Employee shall not disclose the financial terms of this Agreement to any person or entity, except that this Agreement may be disclosed to: (a) Employee’s attorneys, accountants or financial or tax advisors; and (b) members of Employee’s immediate family; provided, however, that in the case of each of (a) and (b) such persons agree not to further reveal the terms of this Agreement.

Appendix B-186

18. Insurance. If the Company desires at any time or from time to time during the Term to apply in its own name or otherwise for life, health, accident or other insurance covering Employee, the Company may do so at its sole cost and expense and may take out such insurance for any sum that the Company may deem necessary to protect its interests. Employee will have no right, title or interest in or to such insurance, but will, nevertheless, assist the Company in procuring and maintaining the same by submitting from time to time to the usual customary medical, physical and other examinations and by signing such applications, statements and other instruments as may reasonably be required by the insurance company or companies issuing such policies.

19. Indemnification and Insurance. The Company shall indemnify, protect, defend and save Employee harmless from and against any threatened, pending, contemplated or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which Employee is made a party by reason of the fact that Employee is or was an officer, employee or agent of the Company, or any judgment, amount paid in settlement (with the consent of the Company), fine, loss, expense, cost, damage and reasonable attorneys’ fees incurred by reason of the fact that Employee is or was an officer, employee or agent of the Company; provided, however, that Employee acted in good faith and in a manner Employee reasonably believed to be in the best interests of the Company Group, and with respect to any criminal action or proceeding, had no reasonable cause to believe Employee’s conduct was unlawful. Employee also shall be (i) indemnified under the Company’s LLC Agreement and By-Laws, (ii) covered by directors’ and officers’ liability insurance policies that are the same as or equivalent to those the Company carries for its directors and other senior executives, (iii) indemnified under by Sierra Income Corporation pursuant to its customary agreement for other officers and directors of Sierra Income Corporation, and (iv) covered by directors’ and officers’ liability insurance policies that are the same as or equivalent to those Sierra Income Corporation carries for its directors and other senior executives.

20. Lock-Up.

a. Definitions. For purposes of this Section 20 of this Agreement, the following terms shall have the meanings set forth below.

“Common Shares” means the shares of common stock, par value $0.001 per share, of Sierra.

“Lock-Up Period” means the period beginning on the date of the closing under the Merger Agreement and ending on the first anniversary of such closing.

“Lock-Up Shares” means any Common Shares that the Employee acquires pursuant to the Merger Agreement, including any that have been Transferred to a Permitted Transferee in accordance with Section 20 hereof (and shall include any shares of capital stock of Sierra issued in respect thereof as a result of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization). For the avoidance of doubt, Common Shares shall cease to be Lock-Up Shares hereunder as of the end of the Lock-Up Period.

“Permitted Transfer” means any of the following:

(a) the Transfer of any Lock-Up Shares to one (1) or more Permitted Transferees;

(b) the existence or creation of a testamentary power of appointment that may be exercised with respect to any Lock-Up Shares held by a trust; provided, however, that the Transfer of any Lock-Up Shares upon the exercise of a testamentary power of appointment to someone other than a Permitted Transferee shall not be a “Permitted Transfer” within the meaning of this paragraph (b) of this definition; or

(c) any Transfer by will or pursuant to the Laws of descent and distribution by any Person described in the definition of Permitted Transferee.

“Permitted Transferee” means any of the following:

(a) any Immediate Family Member of the Employee or any lineal descendant of any such Immediate Family Member; and

(b) any trust for the direct or indirect benefit of the Employee or any Immediate Family Member of the Employee.

For purposes of this definition, “lineal descendants” shall not include individuals adopted after attaining the age of eighteen (18) years and the adopted individual’s descendants.

Appendix B-187

“Person” means and includes any natural person, general partnership, limited partnership, corporation, limited liability company, joint venture, real estate investment trust, business trust or other trust, cooperative, unincorporated association or other form of organization, whether or not a legal entity.

“Sierra” means Sierra Income Corporation, a Maryland corporation.

“Transfer” means, with respect to Lock-Up Shares: (i) any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), pledge, encumbrance, grant of an option, hypothecation, mortgage, exchange, transfer or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of law), or agreement to do any of the foregoing, of any interest (legal or beneficial) in any Lock-Up Shares; (ii) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or warrants or other rights to purchase Common Shares, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (iii) any public announcement of an intention to effect any transaction specified in clause (i) or (ii); provided, however, that the term “Transfer” does not include any revocable proxy granted by the Employee or a Permitted Transferee or any exercise of rights by an executor, administrator, trustee, committee, guardian, conservator or receiver of the Employee or a Permitted Transferee, including the sale of Lock-Up Shares to pay any applicable estate taxes.

b. Restrictions on Transfer of Common Shares. The Employee agrees that, during the Lock-Up Period, Employee will not Transfer any Lock-Up Shares other than pursuant to a Permitted Transfer; provided, however, that upon any Permitted Transfer, each Permitted Transferee in such Transfer shall agree in writing to be bound by the restrictions set forth in this Section 20.

c. Legend. At the request of Sierra, all share certificates or share statements evidencing Lock-Up Shares shall bear or contain a legend or notation substantially in the following form (or in such other form as Sierra’s board of directors may determine):

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE / STATEMENT] ARE SUBJECT TO RESTRICTIONS ON TRANSFER SPECIFIED IN AN EMPLOYMENT AGREEMENT WITH THE CORPORATION, AS THE SAME MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND THE CORPORATION RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SPECIFIED CONDITIONS HAVE BEEN FULFILLED. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE CORPORATION TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

The term “Corporation” shall mean Sierra for purposes of the above legend.

d. Stop Transfer. Sierra and its transfer agent are hereby authorized to decline to make any Transfer of Lock-Up Shares if such Transfer would constitute a violation or breach of this Section 20 and the Employee agrees and consents to the entry of stop transfer instructions with Sierra’s transfer agent and registrar against any Transfer of the Lock-Up Shares not made in compliance with Section 20.

21. Miscellaneous.

a. Successors and Assigns; No Third-Party Beneficiaries. The rights and obligations of the Company under this Agreement shall be binding upon and shall inure to the benefit of the members of the Company Group and their successors and assigns. The rights and obligations of Employee under this Agreement shall be binding upon and shall inure to the benefit of the heirs and legal representatives of Employee. Employee may not assign this Agreement or any right or obligation hereunder, without the prior written consent of the Company. The Company may assign this Agreement or any right or obligation hereunder to (i) any member of the Company Group, (ii) any other entity in connection with any reorganization, change in capital structure or similar transaction or (iii) any other entity in connection with the sale of all or substantially all of the assets of the Company. For the avoidance of doubt, the Company’s right to assign this Agreement may be exercised without the prior written consent of Employee. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement.

b. Waiver; Amendments. Any waiver by either party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other breach of such provision of this Agreement. The failure of either party to insist on strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive either party of the right thereafter to insist on strict adherence to that term or any other term of this

Appendix B-188

Agreement. Neither this Agreement nor any part of it may be waived, changed or terminated orally, and any waiver, amendment or modification must be in a writing signed by Employee and the Company.

c. Governing Law; Choice of Forum. This Agreement will be governed and construed and enforced in accordance with the laws of the State of California, without regard to its conflicts of law rules. Employee hereby submits to the exclusive jurisdiction and venue of the federal and state courts located in New York, New York for resolution of any and all claims, causes of action or disputes arising out of, related to or otherwise concerning this Agreement, and Employee agrees to waive any claim relating to forum non conveniens. EACH OF THE PARTIES FURTHER ACKNOWLEDGES AND AGREES THAT ANY SUIT, ACTION OR PROCEEDING, WHETHER CLAIM OR COUNTERCLAIM, OF ANY KIND OR NATURE BROUGHT BY EITHER PARTY ARISING OUT OF THE INTERPRETATION, ENFORCEMENT OR BREACH OF THIS AGREEMENT SHALL BE RESOLVED BY A JUDGE ALONE, AND BOTH PARTIES HEREBY WAIVE AND FOREVER RENOUNCE THE RIGHT TO A TRIAL BEFORE A CIVIL JURY OF ANY SUCH SUIT, ACTION OR PROCEEDING.

d. Legal Fees and Expenses. The Company will pay legal fees and expenses incurred by Employee in connection with the drafting and negotiation of this Agreement and any related agreements.

e. Entire Agreement; Construction. This Agreement and any further agreements dated as of the date hereof and relating to the subject matter described herein contains the entire understanding of the parties relating to the subject matter of this Agreement and supersede all other prior written or oral agreements, understandings or arrangements between the parties relating to the subject matter hereof. Employee acknowledges and agrees that the compensation paid under the terms of this Agreement shall be in full satisfaction of any amounts due in connection with Employee’s employment with the Company and members of the Company Group. Employee acknowledges that, in entering into this Agreement, Employee did not rely and has not relied on any statements or representations not contained in this Agreement. The parties acknowledge and agree that each of the parties has participated in the drafting of this Agreement. Accordingly, it is the intention and agreement of the parties that the language, terms and conditions of this Agreement are not to be construed in any way against or in favor of any party hereto by reason of the responsibilities in connection with the preparation of this Agreement.

f. Severability. Any term or provision of this Agreement that is determined to be invalid or unenforceable by any court of competent jurisdiction in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and such invalid or unenforceable provision shall be modified by such court so that it is enforceable to the extent permitted by applicable law.

g. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 19(g)):

If to the Company:	Medley Capital LLC
280 Park Avenue, 6th Floor East
New York, NY 10017

with a copy to:	Sullivan & Worcester LLP
1666 K Street, N.W., Suite 700
Washington, DC 20006
Attention: David Leahy, Esq.

If to Employee:	At Employee’s home address of record with
Company’s Human Resources Department, as updated from time-to-time

with a copy to:	Winston & Strawn, LLP
35 W. Wacker Drive
Chicago, IL 60601-9703
Attn: Michael S. Melbinger, Esq.

Appendix B-189

h. Section 409A Compliance. Although the Company makes no guarantee with respect to the tax or other treatment of payments or benefits under this Agreement and shall not be responsible in any event with regard to this Agreement’s compliance with Section 409A, payments under this Agreement are intended to be exempt from or comply with the applicable requirements of Section 409A and shall be limited, construed and interpreted in a manner so as to comply therewith. In furtherance of the foregoing:

(i) notwithstanding any provision of this Agreement to the contrary, to the extent any payment hereunder constitutes deferred compensation subject to Section 409A, and if Employee is a “specified employee” as defined for purposes of Section 409A, then all payments to be made to Employee hereunder due to the termination of Employee’s employment shall not be paid, or commence to be paid, until the earlier of (1) the date that is immediately following the date that six (6) months after the date that Employee’s employment is terminated or (2) the date of Employee’s death following such a separation from service. Upon the expiration of the preceding period, any payments that would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this provision shall be paid to Employee or Employee’s beneficiary in one lump sum (without interest).

(ii) notwithstanding any provision of this Agreement to the contrary, Employee’s employment with the Company Group shall not be deemed to have been terminated unless and until Employee has had a “separation from service,” as determined under Section 409A;

(iii) each payment that is part of a series of payments shall be a single payment for purposes of Section 409A; and

(iv) any taxable reimbursements under this Agreement, including, without limitation, those under Section 21(d), will be made no later than the end of the calendar year following the calendar year the expense was incurred. For purposes of complying with Section 409A, any such reimbursements and any in-kind benefit under this Agreement will be subject to the following: (1) payment of such reimbursements or in-kind benefits during one calendar year will not affect the amount of such reimbursement or in-kind benefits provided during a subsequent calendar year; and (2) such reimbursement benefit or rights or in-kind benefits may not be exchanged or substituted for another form of compensation to Employee.

i. Survival. The representations, warranties, covenants and other agreements contained herein, which by their nature are intended to survive the termination of Employee’s employment with the Company Group, shall survive such termination (regardless of the reason for such termination) in accordance with their stated terms.

j. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall constitute an original, and all of which together shall constitute one agreement. Any photocopy or scanned copy in portable document format (PDF) shall be deemed an original copy for all purposes.

EMPLOYEE	COMPANY

Signed:	Signed:
Date:	Name:
Title:
Date:

Appendix B-190

Exhibit A

EMPLOYEE DUTIES, AUTHORITIES AND RESPONSIBILITIES

Seth Taube, Senior Executive Vice President and Senior Managing Director

1.      Manages all retail relationships and retail distribution partnerships, as well as retail new product initiatives.

2.      Primary oversight on human capital development within the firm.

3.      Oversight of institutional relationships and distribution.

4.      Accountability for new strategic initiatives.

Appendix B-191

Exhibit B

INITIAL COMPENSATION

	Base Salary	2019 Annual Bonus (% of Base)	2019 Annual Bonus ($)	Cash Portion of 2019 Annual Bonus	% of Total Bonus	RSU Award Portion of 2019 Annual Bonus	% of Total Bonus	Total (Base Plus 2019 Annual Bonus)
Seth Taube, Senior Executive Vice President and Senior Managing Director	$480,000	364.6%	$1,750,000	$612,500	35%	$1,137,500	65%	$2,230,000

Appendix B-192

Exhibit C

Medley Capital LLC
Beneficiary Form

Please complete this form and return it to [_________________]. Elections on this form become effective on the date it is received by [___________________].

Participant Name _____________________

Designation/Change of Beneficiary

I hereby designate (revoking any prior such designation and reserving the right to change this designation in the future) the following Beneficiary of any amounts due to my named beneficiaries if my employment is terminated by death under my employment agreement, effective as of the Effective Date (“Employment Agreement”). “Effective Date” shall mean the Closing Date, as such term is defined in the Amended and Restated Agreement and Plan of Merger by and among Medley Management Inc., Sierra Income Corporation, and Sierra Management, Inc., dated as of July [    ], 2019.

Primary Beneficiary:

Name of Primary Beneficiary	Relationship to Participant

Address of Primary Beneficiary

Secondary Beneficiary:

Name of Secondary Beneficiary	Relationship to Participant

Address of Secondary Beneficiary

I understand and acknowledge the following:

•        The above designation applies solely to the following payments if my employment is terminated by my death prior to the expiration of the term of my Employment Agreement: (i) earned but unpaid base salary as of my death; (ii) any unpaid annual bonus for that year; and (iii) a pro-rated amount of my annual bonus for the year of my death (together, the “Termination Benefit”). For the avoidance of doubt, all payments are conditioned on any terms provided in my Employment Agreement.

•        In the event of my death, the Primary Beneficiary will receive the Termination Benefit, unless that individual predeceases or co-deceases me, in which case the Secondary Beneficiary will have such rights.

•        If neither Beneficiary survives me, distribution rights will lie with my estate.

Participant’s Signature	Date

Appendix B-193

Exhibit D

GENERAL RELEASE OF CLAIMS

This General Release of Claims (the “Release”) is being executed and delivered in accordance with Section 8(h) of the Employment Agreement between Medley Capital LLC and you. Each capitalized term used in this Release without definition has the meaning given to such term in the Agreement. This Release must be signed and dated no later than forty-five (45) days after you receive it. You will have [seven (7) days] after signing this Release to revoke your signature by delivering a signed notice of revocation to the Company. This Release will become binding on the eighth day after the Release is signed unless you have revoked your signature. You have the right to consult with an attorney prior to signing this Release.

In exchange for the promises and payments described in the Agreement, you (on behalf of yourself and your heirs, executors, administrators and assigns) hereby release and forever discharge the Company Group, its divisions, subsidiaries and affiliates, and all of their respective present and former directors, officers, shareholders, trustees, employees, agents, representatives, consultants, successors and assigns in their official and individual capacities (collectively, the “Released Parties”), from any and all suits, claims, demands, debts, sums of money, damages, interest, attorneys’ fees, expenses, actions, causes of action, judgments, accounts, promises, contracts, agreements, and any and all claims of law or in equity, whether now known or unknown, which you now have or ever had against the Released Parties, or any of them, including, but not limited to, any claims under Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act, the Family and Medical Leave Act, the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act of 1990, 29 U.S.C. § 626(f) (“OWBPA”), the Worker Adjustment Retraining and Notification Act (“WARN”), the Genetic Information Nondiscrimination Act, any state antidiscrimination law that is analogous to the foregoing, and any other federal, state or local statute, regulation, ordinance or common law creating employment-related causes of action, and all claims related to or arising out of your employment or the termination of your employment with the Company Group. You also waive any right you may have to recover any compensation or damages in any action against any of the Released Parties brought by any governmental entity on your behalf or on behalf of any class of which you may be a member. You hereby represent that you have not previously filed or joined in any complaints, charges or lawsuits against the Company Group pending before any governmental agency or court of law relating to your employment and/or the termination thereof.

Appendix B-194

CALIFORNIA ONLY (Delete highlighted section if outside of California)

In giving this Release, you specifically agree to waive the provisions of Section 1542 of the California Civil Code (and any other similar provisions of other applicable law), which section reads as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

MASSACHUSETTS ONLY (Delete highlighted section if outside of Massachusetts)

In giving this Release, you specifically agree to waive the provisions of the Massachusetts Wage Act, G.L. c. 149 and in so doing you explicitly waive any claims for unpaid wages.

This Release shall not apply to: (1) any vested interest you may have in any 401(k), pension or profit sharing plan, equity compensation agreement or any other employee benefit plan by virtue of your employment with the Company Group; (2) any claims that may arise after this Release is signed; (3) any claim that may not be waived by law; and (4) any right you may have to indemnification and/or advancement of legal fees by the Company Group or under its director’s and officer’s liability insurance coverage, under any agreement between you and the Company Group, under any provision of the Company Group’s bylaws or plans, or by application of law.

IN WITNESS WHEREOF, the undersigned has executed this Release as of this ___ day of _________, 20    .

Appendix B-195

EXHIBIT E-3

Form of Employment Agreement

[See attached.]

Appendix B-196

EXHIBIT E-3

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made and entered into on July [    ], 2019, between Medley Capital LLC (the “Company”) and Richard Allorto, Jr. (the “Employee”) (each a “Party,” collectively, “Parties”). The Parties were party to an Employment Agreement dated December [    ], 2018 and this Agreement is intended to completely replace such earlier Employment Agreement, which shall no longer be in effect.

The Company wishes to engage Employee to provide services to the Company, Sierra Income Corporation and each of their respective subsidiaries and affiliates (the “Company Group”) and Employee wishes to provide such services, pursuant to the terms and conditions set forth in this Agreement. The Parties agree that references herein to the “Board” and the “Compensation Committee” shall be to the Board of Directors of Sierra Income Corporation and to the Compensation Committee of that Board.

In consideration of the mutual promises set forth below and other valuable consideration (the mutuality, adequacy and sufficiency of which are hereby acknowledged), the Parties agree as follows.

1. Position. The Company hereby employs Employee as Chief Financial Officer, Treasurer, Senior Managing Director and Senior Executive Vice President or in such capacity as may later be agreed to by the Parties, and Employee agrees to serve the Company in such capacity in a manner consistent with the terms and conditions of this Agreement.

2. Term. This Agreement shall commence on the Effective Date (as defined below) and shall expire on the twenty-four (24) month anniversary of the Effective Date (the “Initial Term”), unless terminated earlier pursuant to the provisions of Section 8 hereof. The term of employment shall be renewed automatically for successive periods of one (1) year (each, a “Renewal Term”) after the expiration of the Initial Term, unless the Company provides Employee, or Employee provides the Company, with written notice to the contrary at least one hundred twenty (120) calendar days prior to the end of the Initial Term or any Renewal Term. For the avoidance of doubt, this Agreement shall remain in effect during the Renewal Term unless terminated earlier pursuant to the provisions of Section 8 hereof. The Initial Term and any Renewal Terms are collectively referred to herein as the “Term.” For purposes of this Agreement, “Effective Date” shall mean the Closing Date, as such term is defined in the First Amended and Restated Agreement and Plan of Merger by and among Medley Management Inc., Sierra Income Corporation, and Sierra Management, Inc., dated as of July [    ], 2019 (the “Merger Agreement”).

3. Duties.

a. Employee shall have the duties, authorities and responsibilities forth in Exhibit A attached to this Agreement, as amended from time to time and with input from the Company’s Board of Directors (the “Board”). Employee’s principal place of employment with the Company shall be at the Company’s offices, currently at 280 Park Avenue, 6th Floor East, New York, New York, provided that Employee understands and agrees that Employee may be required to travel from time to time for business purposes.

b. Employee shall devote Employee’s full business time, energy, business judgment, knowledge, skill and best efforts to the performance of Employee’s duties with the Company Group, in conformance with rules and policies of the Company Group in effect from time to time and otherwise provided or made available to Employee. Employee will not, during the Term, directly or indirectly engage in any other business, either as an employee, employer, consultant, principal, officer, director, advisor or in any other capacity, either with or without compensation, without the prior written consent of the Board. However, Employee may devote reasonable time to activities such as supervision of personal investments and activities involving professional, charitable, civic, educational, religious and similar types of activities, speaking engagements and membership on other boards, provided such activities do not interfere in any material way with the business of the Company Group and provided further that Employee cannot serve on the board of directors of (or provide services to) any publicly traded company without the written consent of the Board, which shall not be unreasonably withheld. The time involved in such activities shall not be treated as vacation time. Employee shall be entitled to keep any amounts paid to him in connection with such activities (such as director fees and honoraria).

Appendix B-197

4. Compensation.

a. Generally. As compensation, Employee shall receive a Base Salary (as defined below) and may, as determined at the discretion of the Board or Compensation Committee of the Board (the “Compensation Committee”), as applicable, participate in an annual bonus program (the “Annual Bonus”). Annual Bonuses may be provided to align the goals and objectives of the Employee with those of the Company, business units within the Company and the expected goals and objectives of the Company’s shareholders, as applicable, and according to standards of good governance, ethical leadership and the successful growth and well-being of the Company Group. The award of any Annual Bonus will generally depend upon the satisfaction of personal and/or Company Group performance metrics as determined by Board or Compensation Committee, as applicable, for the year.

Compensatory payments made to Employee under the terms of this Agreement are subject to tax and other withholding required or permitted by law and such additional withholding as may be requested by Employee.

b. Base Salary. The Company agrees to pay Employee a base salary at an annual rate of three hundred sixty thousand dollars ($360,000) (the “Base Salary”), payable in accordance with the regular payroll practices of the Company. This Base Salary shall compensate Employee for all hours of work, and this position shall not be eligible for overtime. The Base Salary shall be subject to change at the discretion of the Board or Compensation Committee, as applicable. The term “Base Salary” will refer to the Base Salary as may be modified from time to time.

c. Annual Bonus.

(i) Annual Bonus for 2019. Employee shall be eligible to receive an Annual Bonus with respect to performance for the 2019 year equal to one million, three hundred thousand dollars ($1,300,000), as set forth in the economic terms set forth on Exhibit B attached to this Agreement and to be paid no later than March 15, 2020. The Board or Compensation Committee, as applicable, may increase the 2019 Annual Bonus in recognition of performance in excess of performance objectives. No Annual Bonus shall be earned for 2019 unless the Employee remains employed through the date of payment.

(ii) Annual Bonus for 2020 and Thereafter. Each year during the first quarter of the year, the Board or Compensation Committee, as applicable, in consultation with the Company’s senior executive officers (“Management”), shall establish (a) a target Annual Bonus for the year of no less than three hundred sixty-one and one tenth percent (361.1%) of Base Salary (the “Target Annual Bonus”), and (b) Company Group and individual performance and other objectives for the year for such bonus. Each Annual Bonus (if any) shall be paid no later than the March 15 following the end of the applicable year.

No earlier than January 1 nor later than March 15 of the following year, the Board or Compensation Committee, as applicable, shall determine and pay the amount of the final Annual Bonus, if any, to be paid for the preceding year, which amount may be based in whole or in part on satisfaction of the performance and other objectives for the preceding year. The extent to which performance and other objectives are met will be determined based on actual achievement (as determined, in consultation with Management, by the Board or Compensation Committee, as applicable, in good faith). The Board or Compensation Committee, as applicable, may increase the Annual Bonus in recognition of performance in excess of performance objectives. No Annual Bonus shall be earned for a year unless the Employee remains employed through the date of payment.

d. Form of Annual Bonus. The Annual Bonus for 2019 shall be paid forty percent (40%) in cash immediately and sixty percent (60%) in the form of an RSU award. The Annual Bonus for 2020 and thereafter shall be paid forty percent (40%) in cash immediately and sixty (60%) in the form of an RSU award. With respect to the Annual Bonus for 2019 and thereafter, any RSU award shall vest in three (3) equal annual installments, with the RSU award for the Annual Bonus for 2019 vesting in three (3) equal annual installments on December 31, 2020, December 31, 2021, and December 31, 2022.

e. Clawback. The Annual Bonus made under this Agreement shall be subject to recoupment by the Company to the extent required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the NYSE.

Appendix B-198

5. Employee Benefits.

a. Benefits. The Company intends to continue existing benefit plans maintained by Medley Capital LLC, or plans to adopt benefit plans consistent with or generally more favorable in the aggregate than the current benefit plans of Medley Capital LLC, and the Employee will remain or become eligible for participation in those plans made available to other similarly situated employees of the Company, including, but not limited to group health plan coverage, short and long term disability insurance coverage, life insurance coverage, qualified retirement benefit plan coverage, non-qualified benefit plan coverage and tax and financial planning benefits, in accordance with and subject to the terms and conditions of those plans. Notwithstanding the preceding sentence, the Company reserves the right to adopt, amend or terminate any benefit plan, program or arrangement.

b. Paid Time Off. Employee shall be entitled to no less than twenty-five (25) business days paid time off, subject to the terms and conditions of the Company’s vacation policies, procedures and practices. Paid time off accrues with each pay period, subject to an annual cap, and cannot be carried over to the subsequent calendar year, except to the extent required by applicable law. Any unused vacation will not be paid upon termination of employment, except to the extent required by applicable law.

6. Business Expenses. The Company agrees to reimburse Employee for reasonable and customary business expenses related to Employee’s performance of services under this Agreement, subject to appropriate review and oversight by the Board as applicable. As a condition of reimbursement, Employee must account for and substantiate all such expenses in accordance with applicable Company policies and consistent with Internal Revenue Service requirements for reimbursable business expenses.

7. Freedom to Contract. The Company does not infringe upon the proprietary information, trade secrets or confidential information of third parties. Employee represents and warrants that Employee has the right to enter into this Agreement, that Employee is eligible for employment by the Company, that no other written or verbal agreements exist that would be in conflict with or prevent the performance by Employee of any portion of this Agreement, and that Employee is not subject to or in breach of any non-disclosure agreement or restrictive covenant of any nature separate from the provisions included in this Agreement. Employee will not enter into this Agreement without first disclosing to the Board any non-disclosure agreement or restrictive covenant agreement Employee has entered into (verbally or in writing) at any time that is still in effect on its terms as of the Effective Date of this Agreement, regardless of whether Employee believes or has reason to believe such agreement is void or unenforceable in whole or in part.

8. Termination.

a. Death. Employee’s employment shall terminate on the date of Employee’s death. In the event of the death of Employee during the Term, the Company shall pay to Employee’s legal representatives or named beneficiaries (as designated on Exhibit C and delivered to the Company):

(i) Employee’s earned but unpaid Base Salary as of the date of Employee’s death;

(ii) Any unpaid Annual Bonus for the year prior to the date of Employee’s death, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees; and

(iii) A pro-rated amount of any Annual Bonus for the year of death, based on actual performance of the Company (or the Company Group, as applicable) for the year in which death occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees for the year.

In addition, vesting of any outstanding RSU awards at death shall be fully accelerated and the Company will pay the full cost of continuing coverage under the Company’s group health benefits plan (“COBRA coverage”) for the Employee’s qualified beneficiaries, to the extent Employee’s qualified beneficiaries elect such COBRA coverage for a period of up to one (1) year following Employee’s death.

b. Disability. Notwithstanding the foregoing, Employee’s employment shall terminate on the date specified in a written notice from the Company terminating Employee’s employment due to Disability during the Term or, in the

Appendix B-199

event no date is specified in such notice, on the date on which such notice is delivered to Employee or Employee’s legal representative. For purposes of this Agreement, “Disability” shall mean that Employee is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, (i) unable to engage in any substantial gainful activity, as determined by a licensed physician as reasonably chosen by the Company, or (ii) receiving income replacement benefits for a period of not less than three (3) months under the Company’s group disability plan. In the event of the termination of Employee’s employment due to Disability, the Company shall:

(i) Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii) Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees;

(iii) Pay a pro-rated amount of any Annual Bonus for the year of termination, based on actual performance of the Company (or the Company Group, as applicable) for the year in which termination occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) and at the same time as such amounts are paid to continuing Management employees for the year; and

(iv) Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

In addition, the Company will pay the full cost of COBRA coverage for Employee and/or Employee’s qualified beneficiaries, to the extent Employee elects such COBRA coverage, for a period of up to one (1) year following Employee’s termination on account of Disability.

c. Termination by the Company for Cause. Notwithstanding the foregoing, the Company may terminate Employee’s employment under this Agreement at any time for Cause. “Cause” shall mean: (i) fraud against the Company Group, which causes material harm to any member of the Company Group; (ii) willful failure or any willful refusal to implement or undertake the lawful directives of the Board or such other supervisor as may be assigned by the Company Group when such directives are materially consistent with Employee’s duties under this Agreement; (iii) engaging in willful conduct (other than at the direction of the Company) that causes material injury, monetary or otherwise, to any member of the Company Group, or that reflects adversely on any member of the Company Group, or that materially affects Employee’s ability to perform Employee’s duties; (iv) conviction of, or the entering of a plea of guilty or nolo contendere, by Employee to a financial crime that constitutes a felony (or any state-law equivalent) or involves moral turpitude; (v) the entry of any order or consent decree, whether or not liability is admitted or denied, by the Securities and Exchange Commission against Employee in respect of charges that Employee violated any provision of the Investment Company Act of 1940, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than provisions requiring the maintenance of proper books and records; (vi) theft, misappropriation, embezzlement or conversion of the assets or opportunities of any member of the Company Group; (vii) a material breach of the terms, covenants or representations of this Agreement or any agreement between Employee and any member of the Company Group; or (viii) a willful violation of the written rules or policies of any member of the Company Group, which causes material harm to any member of the Company Group, provided that, in the case of the occurrence of an event described in clause (vii) or (viii) above, Employee shall have ten (10) business days after receipt of written notice thereof, stating in reasonable detail the actions or omissions purporting to constitute such breach or violation, to cure, and upon such cure, such event shall not be deemed to be the basis for a termination of Employee for Cause, unless the Company acting in good faith, otherwise determines that such occurrence is not reasonably subject to being cured; provided, however, that with respect to the occurrence of an event described in clause (vii) above, the foregoing cure period shall be available to Employee only with respect to the first occurrence of the same event described in clause (vii) above, and such cure period shall not be available to Employee with respect to any subsequent occurrence of an event described in clause (vii) above. For purposes of this Agreement, no act or failure to act on Employee’s part shall be considered “willful” unless it is done, or omitted to be done, by Employee in bad faith or without reasonable belief that Employee’s action or omission was in the best interests of the Company Group. Any act or failure to act based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, in good faith and in the best interests of the Company Group. In the event of Termination for Cause, Employee shall be entitled to receive any earned but unpaid Base Salary, paid as soon as practicable following termination.

Appendix B-200

d. Termination by the Company Without Cause or by Employee with Good Reason. The Company may terminate Employee’s employment without Cause at any time under this Agreement. In the event of termination of Employee’s employment by the Company without Cause or Employee terminates employment with Good Reason (as defined below), the Company shall:

(i) Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii) Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees;

(iii) Pay a pro-rated amount of any Annual Bonus for the year of termination, based on actual performance of the Company (or the Company Group, as applicable) for the year in which termination occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as the Annual Bonus is paid to continuing Management employees;

(iv) Pay, on a monthly basis and using regularly scheduled payroll periods over eighteen (18) months (the “Severance Period”), (x) an amount equal to one-twelfth (1/12th) the Employee’s Base Salary plus (y) an amount equal to one-twelfth (1/12th) of the cash portion of the Employee’s Target Annual Bonus for the year of termination; and

(v) Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

In addition, the Company will pay toward the cost of COBRA coverage an amount equal to the Company-portion of premiums paid for active employees in the Company’s plan for the Employee and/or Employee’s qualified beneficiaries, to the extent Employee elects such COBRA Coverage, for a period of up to eighteen (18) months following Employee’s termination by the Company without Cause or by Employee with Good Reason; provided, that the Company’s obligation described in this sentence shall cease on the date Employee becomes eligible for coverage under another group health plan offered by an employer of Employee or the employer of Employee’s spouse. Employee shall promptly notify Company in the event he or she becomes eligible for such other coverage.

e. Termination for Notice of Non-Renewal. Unless the Company has offered to renew the Agreement on terms that are at least comparable in the aggregate to “market level” compensation, then if the Company provides notice to Employee that the Company is not renewing the Term under Section 2 at the end of the Initial Term or any Renewal Term and Employee’s employment terminates at the end of such Term, the Company shall:

(i) Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii) Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees;

(iii) Pay a pro-rated amount of any Annual Bonus for the year of termination, based on actual performance of the Company (or the Company Group, as applicable) for the year in which termination occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as the Annual Bonus is paid to continuing Management employees;

(iv) Pay, on a monthly basis and using regularly scheduled payroll periods over eighteen (18) months (the “Severance Period”), (x) an amount equal to one-twelfth (1/12th) the Employee’s Base Salary plus (y) an amount equal to one-twelfth (1/12th) of the cash portion of the Employee’s Target Annual Bonus for the year of termination; and

(v) Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

In addition, the Company will pay toward the cost of COBRA coverage an amount equal to the Company-portion of premiums paid for active employees in the Company’s plan for Employee and/or Employee’s qualified beneficiaries,

Appendix B-201

to the extent Employee elects such COBRA Coverage, for a period of up to one (1) year following Employee’s termination by notice of non-renewal; provided, that the Company’s obligation described in this sentence shall cease on the date Employee becomes eligible for coverage under another group health plan offered by an employer of Employee or the employer of Employee’s spouse. Employee shall promptly notify Company in the event he or she becomes eligible for such other coverage.

If the Parties cannot reach agreement as to whether an offer is at least comparable in the aggregate to “market level” compensation, the Board or the Compensation Committee, as applicable, shall engage an independent compensation consultant reasonably acceptable to Employee and familiar with the industry in which the Company operates to make such determination. The consultant shall, at a minimum, take the following considerations into account: qualifications and experience of Employee; the aggregate compensation paid to similarly situated persons performing similar tasks within the Company’s peer group (as reported in its most recent annual proxy statement); the performance of the Company Group relative to Company’s peer group; and comparability data submitted by Employee. If the consultant provides a range, adjusted to reflect performance of the Company comparable to the Company’s peer group, and the Company proposes a compensation package that is at least the median level within that range, the comparability requirement shall be deemed satisfied.

f. Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following without Employee’s consent: (i) a material diminution in Employee’s base compensation; (ii) a material diminution in Employee’s authority, duties or responsibilities; (iii) a requirement that Employee report to anyone other than the Board or the Chief Executive Officer of the Company; (iv) a material diminution in the budget over which Employee retains authority; (v) a material change in the geographic location at which Employee must perform the services; or (vi) any other action or inaction that constitutes a material breach by the Company of this Agreement. Employee must provide notice to the Company of the existence of the condition described above within a period not to exceed ninety (90) calendar days of the initial existence of the condition, and the Company will have a period of at least thirty (30) calendar days following the notice during which it may remedy the condition. Any termination for Good Reason must occur within two (2) years following the initial existence of one or more of the foregoing conditions.

g. Termination by Employee other than for Good Reason. Notwithstanding the foregoing, Employee may terminate Employee’s employment under this Agreement for any reason, provided such termination may take place no earlier than the end of the month that is not less than three (3) months after Employee has provided written notice to the Company of Employee’s intent to terminate Employee’s employment. The Company may elect to accept Employee’s resignation at any time prior to the end of such notice period. In the event of any termination of Employee’s employment under this Section, the Company shall pay to Employee Employee’s earned but unpaid Base Salary.

h. Executed Waiver and Forfeiture. No amount shall be payable under this Section 8 unless a General Release of Claims, substantially in the form attached as Exhibit D (the “Release Form”), has been duly executed by Employee (or in the event of death or disability his beneficiary or legal representative, as applicable) and delivered to the Company and any applicable revocation period has expired within the sixty (60) day period following termination of employment, provided that to the extent Internal Revenue Code Section 409A (“Section 409A”) applies to a payment, such payment will be deferred and paid in a lump sum on the sixtieth (60th) day following termination.

i. Post-Termination Knowledge of Cause or Breach. If (i) Employee’s employment with the Company terminates for any reason other than Cause and, after the date of Employee’s termination, matters constituting Cause become known to the Company or (ii) Employee materially breaches any of Employee’s post-employment obligations, including non-competition, non-solicitation, non-disparagement and non-disclosure obligations, then the Company may, by written notice to Employee (describing in reasonable detail the facts giving rise to such Cause or breach) obligate Employee to repay in full on a net after-tax within thirty (30) days of that notice: (1) any Annual Bonus(es) paid after the earliest date of occurrence of matters constituting Cause or breach, as determined by the Board in good faith; (2) any amounts of severance Employee has received hereunder; and (3) the amount of any compensation received upon exercise, settlement or other payment of any equity award that was exercised, settled or otherwise paid after the earliest date of occurrence of matters constituting Cause or breach, as determined by the Board in good faith. In addition, any unpaid Annual Bonus(es), severance, and any outstanding equity awards, shall be forfeited.

j. No Mitigation or Offset. Employee shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise, and the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of Employee’s other employment or otherwise.

Appendix B-202

9. Work Product.

a. Definition. Employee acknowledges and agrees that during the Term, there will be certain restrictions on Employee’s development of technology, ideas and inventions (collectively, “Work Product”). The term Work Product shall mean all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents and copyrights, and all improvements, rights and claims related to the foregoing, which are within the scope of Employee’s employment, or that results from or is suggested by any work performed by Employee for the Company Group, or that relate to actual or demonstrably anticipated research or development for the Company, and which are conceived, developed or reduced to practice by Employee alone or with others, except to the extent that applicable law prohibits the assignment of these rights. Employee agrees that all original works of authorship that are made by Employee (solely or jointly with others) within the scope of Employee’s employment, or that results from or is suggested by any work performed by Employee for the Company Group, or that relate to actual or demonstrably anticipated research or development for the Company Group, and that are protectable by copyright, are “works made for hire,” as that term is defined in the United States Copyright Act of 1976, as amended (17 U.S.C. § 101).

b. Disclosure. Employee agrees to maintain adequate and current written records on the development of all Work Product and to disclose promptly to the Company all Work Product and relevant records, which records will remain the sole property of the Company Group. Employee further agrees that all information and records pertaining to any idea, process, trademark, service mark, invention, technology, computer program, original work or authorship, design formula, discovery, patent or copyright that Employee does not believe to be Work Product, but is conceived, developed or reduced to practice by Employee (alone or with others) during Employee’s employment, or during the one (1) year period following termination of Employee’s employment, shall be promptly disclosed to the Company (such disclosure to be received in confidence). The Company shall examine such information to determine if in fact it constitutes Work Product subject to this Agreement. The Company’s determination that the information is Work Product subject to this Agreement shall be final and binding.

c. Assignment. Employee hereby assigns to the Company, without further consideration, all right, title and interest that Employee may presently have or acquire (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Work Product, which will be the sole property of the Company Group, whether or not patentable or otherwise registrable. In the event any Work Product will be deemed by the Company to be patentable or otherwise registrable, Employee agrees to assist the Company Group (at its expense) in obtaining letters patent or other applicable registrations, and Employee will execute all documents and do all other things (including testifying at the Company’s expense) necessary or proper to obtain letters patent or other applicable registrations and to vest the Company or a member of the Company Group with full title to them. Employee further agrees that Employee’s obligation to assist the Company Group in obtaining and enforcing patents, registrations or other rights for such inventions in any and all countries, will continue beyond the termination of Employee’s employment, but the Company shall compensate Employee at a reasonable rate after such termination for the time actually spent by Employee at the Company’s request for such assistance. Should the Company or a member of the Company Group be unable to secure Employee’s signature on any document necessary to apply for, prosecute, obtain or enforce any patent, copyright or other right or protection relating to any Work Product, whether due to Employee’s mental or physical incapacity or any other cause, Employee hereby irrevocably designates and appoints the Company and each of its duly authorized officers and agents as Employee’s agent and attorney-in-fact, to act for and on Employee’s behalf, to execute and file any such document and to do all other lawfully permitted acts to further the prosecution, issuance and enforcement of patents, copyrights or other rights of protections with the same force and effect as if executed and delivered by Employee.

If Employee resides in California, the foregoing assignment clause in this Section 9(c) will not apply to an invention that Employee developed entirely on Employee’s own time without using the Company Group’s equipment, supplies, facilities or trade secret information except for those inventions that either: (i) relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or (ii) result from any work performed by Employee for the Company Group. Cal. Lab. Code § 2870(a).

d. Waiver of Moral Rights. Employee hereby waives any and all moral rights that might otherwise accrue with respect to any Work Product.

Appendix B-203

10. Confidential Information. Employee agrees that, during Employee’s employment with the Company or any member of Company Group, and following termination of Employee’s employment, except as required by law, Employee will not, directly or indirectly, at any time, disclose to any third person or use in any way any non-public information or Confidential Information (i) regarding the business of any member of the Company Group and (ii) concerning any Business Opportunities (as defined below).

a. Definitions. For purposes of this Agreement –

(i) “Confidential Information” shall mean all confidential information, proprietary information or trade secrets (whether oral or written, whether maintained in hard copy, electronically (including, without limitation, in email or text messages) or otherwise) and including: (i) Know-How (as defined below), Trade Secrets (as defined in Section 11), information related to Business Opportunities, prospects, pricing, trading, trading strategies and methodologies, portfolio management strategies, programs, methods of operation, prospective and existing contracts, business plans, procedures, and strategies, costs profits, databases, personnel, operational methods, financial models, potential transactions, pending negotiations, computer programs, algorithms, negotiations, lists of actual and/or prospective clients and/or investors, financial results, business developments, internal controls, security procedures and confidential programs or procedures; (ii) Company Intellectual Property Rights (as defined below) that constitute proprietary Know-How and Customer Information (as defined below and if and to the extent that such proprietary Know-How and Customer Information has been maintained as Company’s confidential information as of the date of this Agreement) and Trade Secrets; and (iii) information received by the Company Group from third parties under confidential conditions.

(ii) “Business Opportunities” shall mean: (1) any business plan or prospective new business developed or provided by Employee to the Company Group; and (2) any business plan or prospective new business developed by the Company or, to Employee’s knowledge, any of members of the Company Group that Employee has access to or otherwise becomes aware of during Employee’s employment with the Company or Company Group.

(iii) “Company Intellectual Property Rights” shall mean all Work Product and any other intellectual property owned or licensed by any member of the Company Group, including:

(1) all United States and foreign patents and patent applications that describe or claim inventions and improvements currently used, or currently conceived or currently developed for use, that when used herein includes any electronic medium or tangible embodiment of the Company Group, any United States or foreign counterparts, non-provisionals, divisionals, continuations, continuations-in-part, and reissues thereof, heretofore or hereafter filed or having legal force in any country of the world, and the inventions and improvements disclosed therein (the “Patents”);

(2) all know-how that is currently used, or currently conceived or currently developed for use, in the business of the Company Group, including the following: (A) Trade Secrets, formulae, ideas, inventions and invention disclosures not subject to clause (1) above; (B) discoveries, innovations, improvements, results, reports, information and data (including all business and technical information and information and data relating to research, development, analytical methods, processes, formulations and compositions) and development work; (C) proprietary technology and information, designs, drawings, specifications or blueprints; and (D) all copies and tangible embodiments of the foregoing (in whatever form or medium, including electronic media) (collectively, “Know-How”);

(3) customer lists, supplier lists, pricing information, cost information, business and marketing research, plans and proposals and the like that are currently used, or currently conceived or currently developed for use, in the business of the Company Group (the “Customer Information”);

(4) all trademarks, service marks, trade dress, trade names, logos, commercial symbols and corporate names, whether or not registered, together with all translations, adaptations, derivations and combinations thereof that are currently used, or currently conceived or currently developed for use, in the business of the Company Group, and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith;

(5) all copyrightable works, whether or not registered, that are currently used, or currently conceived or currently developed for use, in the business of the Company Group, and all copyright applications, registrations and renewals in connection therewith;

Appendix B-204

(6) all internet domain names, URLs and applications therefor, that are currently used, or currently conceived or currently developed for use, in the business of the Company Group; and

(7) all computer software and programs in object code or source code form, databases and documentation and flow charts that are currently used, or currently conceived or currently developed for use, in the business of the Company Group.

b. Notwithstanding the foregoing, Confidential Information and Business Opportunities shall not include information: (i) that at the date hereof is in the public domain; (ii) that has come within the public domain through no fault or action of Employee that has the obligation of confidentiality (provided, however, that the fact that general information may be in or become part of the public domain, in and of itself, does not exclude any specific information from the obligations of this Agreement); (iii) that after the date hereof has been obtained lawfully from any third party that was entitled to disclose such information; and/or (iv) that an Employee is compelled to disclose by any judicial or administrative order after having given prompt notice of such order to the Company. Specific aspects or details of the Confidential Information will not be deemed to be published, generally known in the trade or otherwise within the public domain, or to be in possession of Employee, merely because the aspects of the Confidential Information are embraced by general disclosures in the public domain or in Employee’s possession. In addition, any combination of aspects of the Confidential Information will not be considered in the public domain or in the possession of Employee merely because individual elements thereof are in the public domain or in Employee’s possession unless the combination and its principles are in the public domain or in Employee’s possession. The burden of proving these exceptions to the confidentiality and use provisions of this Agreement resides with Employee.

c. Obligations with respect to Confidential Information. Employee agrees to:

(i) hold the Confidential Information in strict confidence;

(ii) not give, sell or disclose Confidential Information to any other third party, unless such party is an auditor or contractor hired by any member of the Company Group and then only upon written approval of the Board;

(iii) not share or otherwise use the Confidential Information in violation of or in any manner inconsistent with the Company’s information protection and transfer policies in place from time to time, applicable privacy laws, applicable state and federal law, any other applicable laws, and GDPR (EU General Data Protection Regulation 2016/679) to the extent that it applies; and

(iv) not share or otherwise use the Confidential Information in violation of or in any manner inconsistent with the Company’s policies or reasonable requests made by the Company from time to time.

For avoidance of doubt, nothing in this Agreement shall prevent Employee from responding to any lawful subpoena or legal process, or sharing any Confidential Information or other information with regulators or appropriate governmental agencies without notice to the Company, whether in response to subpoena or otherwise, under the whistleblower provisions of federal law or regulation, and no prior authorization or notification is required prior to Employee making any such reports or disclosures, provided that no attorney client privilege shall be waived.

11. Trade Secrets. Employee acknowledges that Employee’s obligations under Section 10 are separate and distinct from Employee’s promise and obligation, affirmed by this Agreement, not to disclose or use the Company Group’s “Trade Secrets,” as defined by the applicable state statutory and common law and by federal law. During and at all times after the Term, Trade Secrets of the Company Group shall be subject to the maximum protections available under applicable law and no less protection than that provided by this Agreement applicable to “Confidential Information,” as described in Section 10. Employee further acknowledges and agrees that protection of the Company Group’s Trade Secrets is governed by Employee’s promises in this Agreement and by any applicable law.

12. Protected Rights. Nothing in this Agreement prohibits Employee from reporting to any governmental authority information concerning possible violations of law or regulation. Provided Employee does so consistent with 18 U.S.C. § 1833, Employee may disclose trade secret information to a government official or to an attorney for the purposes of obtaining legal advice or use it in certain court proceedings without fear of prosecution or liability.

Appendix B-205

13. Restrictive Covenants.

a. Restricted Business; Restricted Territory. Employee expressly acknowledges that during the course of Employee’s employment with the Company, Employee will be provided with specialized knowledge, information and training with respect to the products and services of the Company Group. Employee acknowledges and agrees that Employee’s specialized knowledge, expertise and training will be of special value to the Company Group. Employee acknowledges: (i) that the Company Group engages in the business of middle market lending to borrowers in the United States (collectively, the “Restricted Business”); (ii) that, as of the date hereof, the Company Group conducts the Restricted Business across the United States (“Restricted Territory”); (iii) that Employee will, during the Term, customarily and regularly be engaged in the development, production and distribution of the products and services of the Company Group; (iv) that Employee has, during the Term, the primary duty of managing the Restricted Business; and (v) that Employee’s position is a position of trust and responsibility with access to Confidential Information, Work Product, Company Intellectual Property, Trade Secrets, information concerning employees of the Company Group, information concerning the customers and investors of the Company Group and information concerning prospective customers and investors of the Company Group.

b. Noncompetition. Employee covenants and agrees that Employee will not, during the Term and for a period of twelve (12) months following Employee’s termination of employment for any reason (the “Restricted Period”), directly or indirectly (whether through an entity, employee or other agent of any kind) acquire, develop, own, operate, lease, manage, have any financial interest in or otherwise participate in the acquisition, development, ownership, operation, leasing, management or financing of, any business or enterprise involved in the Restricted Business or engaged in Competition with any member of the Company Group in the Restricted Territory. A person or entity (including, without limitation, Employee) shall be deemed to be engaging in “Competition” with a member of the Company Group if such person or entity either engages primarily in the Restricted Business or engages in any other type of business that comprises a significant portion of any member of the Company Group’s revenues as of the date of Employee’s termination and for which Employee had responsibility or authority, or about which business Employee received Confidential Information during the course of Employee’s employment. Notwithstanding the foregoing, the provisions of this Section 13(b) shall not be deemed to prohibit Employee’s (i) ownership of not more than two percent (2%) of the total shares of all classes of stock outstanding of any publicly held company or (ii) ability to invest, as a limited partner, in any private equity, mezzanine or similar investment fund, provided in either event Employee is solely a passive investor in such entity.

c. No Interference with Customers. Employee covenants and agrees that during the Restricted Period, Employee will not, without the prior consent of the Board, solicit or attempt to solicit, directly or by assisting others, any Relevant Customer of any member of the Company Group for the purpose of selling to such Relevant Customer, any products or services which are the same as, or substantially similar to, or competitive with the Restricted Business or, to Employee’s knowledge, that are the same as, or substantially similar to, or competitive with the products or services sold by any member of the Company Group at such date in the Restricted Territory. “Relevant Customer” shall mean any person, firm or company that was a customer or client of, or was a prospective customer or client being actively sought by, any member of the Company Group during the twelve (12) month period immediately preceding the date of Employee’s termination (“Relevant Period”) and with whom Employee had material contact during the Relevant Period. For purposes of this Section 13, “material contact” shall mean contact between Employee and each Relevant Customer: (i) with whom or which Employee dealt on behalf of the Company or any member of the Company Group; (ii) whose dealings with the Company Group were coordinated or supervised by Employee; or (iii) about whom Employee obtained confidential information in the ordinary course of business as a result of Employee’s association with the Company Group.

d. No Interference with Employees. Employee covenants and agrees that Employee shall not, during the Restricted Period, directly or indirectly (whether through an entity, employee or other agent of any kind) solicit or recruit any Restricted Employee or induce or attempt to induce any Restricted Employee to leave his or her employment with the Company or, to Employee’s knowledge, any member of the Company Group; provided, however, that general advertisements with respect to a position that are not directed to employees of any member of the Company Group will not violate the solicitation prohibition of this Section 13(d). “Restricted Employee” shall mean any individual who was employed by any member of the Company Group during the course of Employee’s term of employment and with whom Employee had material contact during the twelve (12) month period immediately preceding the date of Employee’s termination.

Appendix B-206

e. Non-Disparagement. Both during and after Employee’s employment, he or she will not, whether in private or in public, directly or indirectly, make, publish, encourage, ratify, or authorize, or aid, assist or direct any other person or entity in making or publishing, any statements that in any way defame or disparage any member of the Company Group, or any of its directors or executive employees. The Company agrees to instruct its Board, Chief Executive Officer, President and Senior Executive Vice Presidents, whether in private or in public, directly or indirectly, to not make, publish, encourage, ratify, or authorize, or aid, assist or direct any other person or entity in making or publishing, any statements that in any way defame or disparage Employee, and the Company will not be responsible for any damages suffered by Employee to the extent that the Board provides such instruction and does not in any way explicitly contradict such instruction.

14. Enforcement. Employee acknowledges and agrees that: (i) the provisions and covenants set forth in Sections 9 through 13 are in addition to, and not in lieu of, any rights or remedies that the Company Group may have available to it under any laws (including any law preventing the disclosure of Trade Secrets or other Confidential Information); (ii) any enforcement of the Sections 9 through 13 by the Company shall not be construed as a waiver of any other rights or remedies that the Company Group may possess at law or in equity absent this Agreement; (iii) on account of Employee’s service to the Company Group, Employee has been, and will in the future be, made aware of Trade Secrets and other valuable Confidential Information, including information relating to any member of the Company Group, and their respective customers, clients and employees, in each case that could be used to the great competitive disadvantage of, and cause great financial harm to, the Company Group if provided to any competitor; (iv) Sections 9, 10, 11 and 13 are necessary to prevent the use and disclosure of Trade Secrets and other Confidential Information, to protect the relationships between the Company Group members and their respective customers and employees, to protect the goodwill of the Company Group and to protect other legitimate business interests of the Company Group; and (v) all of the restrictive covenants are reasonable in all respects, including duration, territory and scope of activity restricted. Employee acknowledges and agrees that (1) the restrictions in Sections 9, 10, 11 and 13 shall be construed as separate agreements between Employee and the Company Group and shall be enforceable independent of, and in addition to, any other provision of this Agreement or any provision of any other agreement between Employee and the Company Group and (2) the existence of any claim or cause of action by Employee against any member of the Company Group, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the obligations imposed by Sections 9, 10, 11 and 13 on Employee. The time periods referenced in Section 13 shall be extended on a day-for-day basis for each day during which Employee is found by a court of competent jurisdiction to have violated the provisions of Section 13 in any respect, so that Employee is restricted from engaging in the activities prohibited by Section 13 for the full Restricted Period.

15. Injunctive Relief. Employee acknowledges and agrees that the breach by Employee of Sections 9, 10, 11 and 13 will cause the members of the Company Group irreparable injury that cannot be adequately compensated by monetary damages alone. Therefore, Employee acknowledges and agrees that any member of the Company Group, without limiting any other legal or equitable remedies available to the member of the Company Group, shall be entitled to enforce this Agreement against Employee directly and shall be entitled to obtain equitable relief by injunction or otherwise from any court of competent jurisdiction, including injunctive relief to prevent any failure by Employee to comply with the terms and conditions of Sections 9, 10, 11 and 13.

16. Company Property. All information, materials, documents, supplies, equipment and other property furnished to Employee by the Company Group in connection with performance of services under this Agreement will be and remain the sole property of the Company Group. On the date of the termination of Employee’s employment under this Agreement for any reason, or at any other time at the Company’s request, Employee must return to the Company Group all tangible and intellectual property in whatever form belonging to the Company Group (including, but not limited to, the Company Group vehicle, any laptops, computers, cell phones, wireless electronic mail devices or other equipment, or information, documents and other property).

17. Non-Disclosure. Except as may be required by law, Employee shall not disclose the financial terms of this Agreement to any person or entity, except that this Agreement may be disclosed to: (a) Employee’s attorneys, accountants or financial or tax advisors; and (b) members of Employee’s immediate family; provided, however, that in the case of each of (a) and (b) such persons agree not to further reveal the terms of this Agreement.

18. Insurance. If the Company desires at any time or from time to time during the Term to apply in its own name or otherwise for life, health, accident or other insurance covering Employee, the Company may do so at its sole cost and expense and may take out such insurance for any sum that the Company may deem necessary to protect its interests.

Appendix B-207

Employee will have no right, title or interest in or to such insurance, but will, nevertheless, assist the Company in procuring and maintaining the same by submitting from time to time to the usual customary medical, physical and other examinations and by signing such applications, statements and other instruments as may reasonably be required by the insurance company or companies issuing such policies.

19. Indemnification and Insurance. The Company shall indemnify, protect, defend and save Employee harmless from and against any threatened, pending, contemplated or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which Employee is made a party by reason of the fact that Employee is or was an officer, employee or agent of the Company, or any judgment, amount paid in settlement (with the consent of the Company), fine, loss, expense, cost, damage and reasonable attorneys’ fees incurred by reason of the fact that Employee is or was an officer, employee or agent of the Company; provided, however, that Employee acted in good faith and in a manner Employee reasonably believed to be in the best interests of the Company Group, and with respect to any criminal action or proceeding, had no reasonable cause to believe Employee’s conduct was unlawful. Employee also shall be (i) indemnified under the Company’s LLC Agreement and By-Laws, (ii) covered by directors’ and officers’ liability insurance policies that are the same as or equivalent to those the Company carries for its directors and other senior executives, (iii) indemnified under by Sierra Income Corporation pursuant to its customary agreement for other officers and directors of Sierra Income Corporation, and (iv) covered by directors’ and officers’ liability insurance policies that are the same as or equivalent to those Sierra Income Corporation carries for its directors and other senior executives.

20. Lock-Up.

a. Definitions. For purposes of this Section 20 of this Agreement, the following terms shall have the meanings set forth below.

“Common Shares” means the shares of common stock, par value $0.001 per share, of Sierra.

“Lock-Up Period” means the period beginning on the date of the closing under the Merger Agreement and ending on the first anniversary of such closing; provided, however, in the event of a termination by the Company without Cause or Employee terminates employment with Good Reason, the Lock-Up Period shall end as of the date of termination of employment.

“Lock-Up Shares” means any Common Shares that the Employee acquires pursuant to the Merger Agreement, including any that have been Transferred to a Permitted Transferee in accordance with Section 20 hereof (and shall include any shares of capital stock of Sierra issued in respect thereof as a result of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization). For the avoidance of doubt, Common Shares shall cease to be Lock-Up Shares hereunder as of the end of the Lock-Up Period.

“Permitted Transfer” means any of the following:

(a) the Transfer of any Lock-Up Shares to one (1) or more Permitted Transferees;

(b) the existence or creation of a testamentary power of appointment that may be exercised with respect to any Lock-Up Shares held by a trust; provided, however, that the Transfer of any Lock-Up Shares upon the exercise of a testamentary power of appointment to someone other than a Permitted Transferee shall not be a “Permitted Transfer” within the meaning of this paragraph (b) of this definition; or

(c) any Transfer by will or pursuant to the Laws of descent and distribution by any Person described in the definition of Permitted Transferee.

“Permitted Transferee” means any of the following:

(a) any Immediate Family Member of the Employee or any lineal descendant of any such Immediate Family Member; and

(b) any trust for the direct or indirect benefit of the Employee or any Immediate Family Member of the Employee.

For purposes of this definition, “lineal descendants” shall not include individuals adopted after attaining the age of eighteen (18) years and the adopted individual’s descendants.

Appendix B-208

“Person” means and includes any natural person, general partnership, limited partnership, corporation, limited liability company, joint venture, real estate investment trust, business trust or other trust, cooperative, unincorporated association or other form of organization, whether or not a legal entity.

“Sierra” means Sierra Income Corporation, a Maryland corporation.

“Transfer” means, with respect to Lock-Up Shares: (i) any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), pledge, encumbrance, grant of an option, hypothecation, mortgage, exchange, transfer or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of law), or agreement to do any of the foregoing, of any interest (legal or beneficial) in any Lock-Up Shares; (ii) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or warrants or other rights to purchase Common Shares, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (iii) any public announcement of an intention to effect any transaction specified in clause (i) or (ii); provided, however, that the term “Transfer” does not include any revocable proxy granted by the Employee or a Permitted Transferee or any exercise of rights by an executor, administrator, trustee, committee, guardian, conservator or receiver of the Employee or a Permitted Transferee, including the sale of Lock-Up Shares to pay any applicable estate taxes.

b. Restrictions on Transfer of Common Shares. The Employee agrees that, during the Lock-Up Period, Employee will not Transfer any Lock-Up Shares other than pursuant to a Permitted Transfer; provided, however, that upon any Permitted Transfer, each Permitted Transferee in such Transfer shall agree in writing to be bound by the restrictions set forth in this Section 20.

c. Legend. At the request of Sierra, all share certificates or share statements evidencing Lock-Up Shares shall bear or contain a legend or notation substantially in the following form (or in such other form as Sierra’s board of directors may determine):

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE / STATEMENT] ARE SUBJECT TO RESTRICTIONS ON TRANSFER SPECIFIED IN AN EMPLOYMENT AGREEMENT WITH THE CORPORATION, AS THE SAME MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND THE CORPORATION RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SPECIFIED CONDITIONS HAVE BEEN FULFILLED. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE CORPORATION TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

The term “Corporation” shall mean Sierra for purposes of the above legend.

d. Stop Transfer. Sierra and its transfer agent are hereby authorized to decline to make any Transfer of Lock-Up Shares if such Transfer would constitute a violation or breach of this Section 20 and the Employee agrees and consents to the entry of stop transfer instructions with Sierra’s transfer agent and registrar against any Transfer of the Lock-Up Shares not made in compliance with Section 20.

21. Miscellaneous.

a. Successors and Assigns; No Third-Party Beneficiaries. The rights and obligations of the Company under this Agreement shall be binding upon and shall inure to the benefit of the members of the Company Group and their successors and assigns. The rights and obligations of Employee under this Agreement shall be binding upon and shall inure to the benefit of the heirs and legal representatives of Employee. Employee may not assign this Agreement or any right or obligation hereunder, without the prior written consent of the Company. The Company may assign this Agreement or any right or obligation hereunder to (i) any member of the Company Group, (ii) any other entity in connection with any reorganization, change in capital structure or similar transaction or (iii) any other entity in connection with the sale of all or substantially all of the assets of the Company. For the avoidance of doubt, the Company’s right to assign this Agreement may be exercised without the prior written consent of Employee. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement.

b. Waiver; Amendments. Any waiver by either party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other breach of such provision of this Agreement. The failure of either party to insist on strict adherence to any term of this Agreement on one or more occasions shall not be considered a

Appendix B-209

waiver or deprive either party of the right thereafter to insist on strict adherence to that term or any other term of this Agreement. Neither this Agreement nor any part of it may be waived, changed or terminated orally, and any waiver, amendment or modification must be in a writing signed by Employee and the Company.

c. Governing Law; Choice of Forum. This Agreement will be governed and construed and enforced in accordance with the laws of the State of New York, without regard to its conflicts of law rules. Employee hereby submits to the exclusive jurisdiction and venue of the federal and state courts located in New York, New York for resolution of any and all claims, causes of action or disputes arising out of, related to or otherwise concerning this Agreement, and Employee agrees to waive any claim relating to forum non conveniens. EACH OF THE PARTIES FURTHER ACKNOWLEDGES AND AGREES THAT ANY SUIT, ACTION OR PROCEEDING, WHETHER CLAIM OR COUNTERCLAIM, OF ANY KIND OR NATURE BROUGHT BY EITHER PARTY ARISING OUT OF THE INTERPRETATION, ENFORCEMENT OR BREACH OF THIS AGREEMENT SHALL BE RESOLVED BY A JUDGE ALONE, AND BOTH PARTIES HEREBY WAIVE AND FOREVER RENOUNCE THE RIGHT TO A TRIAL BEFORE A CIVIL JURY OF ANY SUCH SUIT, ACTION OR PROCEEDING.

d. Legal Fees and Expenses. The Company will pay legal fees and expenses incurred by Employee in connection with the drafting and negotiation of this Agreement and any related agreements.

e. Entire Agreement; Construction. This Agreement and any further agreements dated as of the date hereof and relating to the subject matter described herein contains the entire understanding of the parties relating to the subject matter of this Agreement and supersede all other prior written or oral agreements, understandings or arrangements between the parties relating to the subject matter hereof. Employee acknowledges and agrees that the compensation paid under the terms of this Agreement shall be in full satisfaction of any amounts due in connection with Employee’s employment with the Company and members of the Company Group. Employee acknowledges that, in entering into this Agreement, Employee did not rely and has not relied on any statements or representations not contained in this Agreement. The parties acknowledge and agree that each of the parties has participated in the drafting of this Agreement. Accordingly, it is the intention and agreement of the parties that the language, terms and conditions of this Agreement are not to be construed in any way against or in favor of any party hereto by reason of the responsibilities in connection with the preparation of this Agreement.

f. Severability. Any term or provision of this Agreement that is determined to be invalid or unenforceable by any court of competent jurisdiction in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and such invalid or unenforceable provision shall be modified by such court so that it is enforceable to the extent permitted by applicable law.

g. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 19(g)):

If to the Company:	Medley Capital LLC 280 Park Avenue, 6th Floor East New York, NY 10017

with a copy to:	Sullivan & Worcester LLP 1666 K Street, N.W., Suite 700 Washington, DC 20006 Attention: David Leahy, Esq.

If to Employee:	At Employee’s home address of record with Company’s Human Resources Department, as updated from time-to-time

with a copy to:	Winston & Strawn, LLP 35 W. Wacker Drive Chicago, IL 60601-9703 Attn: Michael S. Melbinger, Esq.

Appendix B-210

h. Section 409A Compliance. Although the Company makes no guarantee with respect to the tax or other treatment of payments or benefits under this Agreement and shall not be responsible in any event with regard to this Agreement’s compliance with Section 409A, payments under this Agreement are intended to be exempt from or comply with the applicable requirements of Section 409A and shall be limited, construed and interpreted in a manner so as to comply therewith. In furtherance of the foregoing:

(i) notwithstanding any provision of this Agreement to the contrary, to the extent any payment hereunder constitutes deferred compensation subject to Section 409A, and if Employee is a “specified employee” as defined for purposes of Section 409A, then all payments to be made to Employee hereunder due to the termination of Employee’s employment shall not be paid, or commence to be paid, until the earlier of (1) the date that is immediately following the date that six (6) months after the date that Employee’s employment is terminated or (2) the date of Employee’s death following such a separation from service. Upon the expiration of the preceding period, any payments that would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this provision shall be paid to Employee or Employee’s beneficiary in one lump sum (without interest).

(ii) notwithstanding any provision of this Agreement to the contrary, Employee’s employment with the Company Group shall not be deemed to have been terminated unless and until Employee has had a “separation from service,” as determined under Section 409A;

(iii) each payment that is part of a series of payments shall be a single payment for purposes of Section 409A; and

(iv) any taxable reimbursements under this Agreement, including, without limitation, those under Section 21(d), will be made no later than the end of the calendar year following the calendar year the expense was incurred. For purposes of complying with Section 409A, any such reimbursements and any in-kind benefit under this Agreement will be subject to the following: (1) payment of such reimbursements or in-kind benefits during one calendar year will not affect the amount of such reimbursement or in-kind benefits provided during a subsequent calendar year; and (2) such reimbursement benefit or rights or in-kind benefits may not be exchanged or substituted for another form of compensation to Employee.

i. Survival. The representations, warranties, covenants and other agreements contained herein, which by their nature are intended to survive the termination of Employee’s employment with the Company Group, shall survive such termination (regardless of the reason for such termination) in accordance with their stated terms.

j. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall constitute an original, and all of which together shall constitute one agreement. Any photocopy or scanned copy in portable document format (PDF) shall be deemed an original copy for all purposes.

EMPLOYEE	COMPANY

Signed:	Signed:
Date:	Name:
Title:
Date:

Appendix B-211

Exhibit A

EMPLOYEE DUTIES, AUTHORITIES AND RESPONSIBILITIES

Base Salary	2019 Annual Bonus (% of Base)	2019 Annual Bonus ($)	Cash Portion of 2019 Annual	% of Total Bonus	RSU Award Portion of 2019 Annual Bonus	% of Total Bonus	Total (Base Plus 2019 Annual Bonus)

Richard Allorto, Jr., Chief Financial Officer, Treasurer, Senior Managing Director, and Senior Executive Vice President

1.      Oversight of finance and accounting activities of the firm.

2.      Oversight of all financial reporting and public company activities.

3.      Oversight of human resources and operations.

4.      Oversight of technology and related functions.

Appendix B-212

Exhibit B

INITIAL COMPENSATION

Bonus
Richard Allorto, Jr., Chief Financial Officer	$360,000	361.1%	$1,300,000	$520,000	40%	$780,000	60%	$1,660,000

Appendix B-213

Exhibit C

Medley Capital LLC Beneficiary Form

Please complete this form and return it to [    ]. Elections on this form become effective on the date it is received by [____________].

Participant Name _______________

Designation/Change of Beneficiary

I hereby designate (revoking any prior such designation and reserving the right to change this designation in the future) the following Beneficiary of any amounts due to my named beneficiaries if my employment is terminated by death under my employment agreement, effective as of the Effective Date (“Employment Agreement”). “Effective Date” shall mean the Closing Date, as such term is defined in the First Amended and Restated Agreement and Plan of Merger by and among Medley Management Inc., Sierra Income Corporation, and Sierra Management, Inc., dated as of July [    ], 2019.

Primary Beneficiary:

Name of Primary Beneficiary	Relationship to Participant

Address of Primary Beneficiary

Secondary Beneficiary:

Name of Secondary Beneficiary	Relationship to Participant

Address of Secondary Beneficiary

I understand and acknowledge the following:

•        The above designation applies solely to the following payments if my employment is terminated by my death prior to the expiration of the term of my Employment Agreement: (i) earned but unpaid base salary as of my death; (ii) any unpaid annual bonus for that year; and (iii) a pro-rated amount of my annual bonus for the year of my death (together, the “Termination Benefit”). For the avoidance of doubt, all payments are conditioned on any terms provided in my Employment Agreement.

•        In the event of my death, the Primary Beneficiary will receive the Termination Benefit, unless that individual predeceases or co-deceases me, in which case the Secondary Beneficiary will have such rights.

•        If neither Beneficiary survives me, distribution rights will lie with my estate.

Participant’s Signature	Date

Appendix B-214

Exhibit D

GENERAL RELEASE OF CLAIMS

This General Release of Claims (the “Release”) is being executed and delivered in accordance with Section 8(h) of the Employment Agreement between Medley Capital LLC and you. Each capitalized term used in this Release without definition has the meaning given to such term in the Agreement. This Release must be signed and dated no later than forty-five (45) days after you receive it. You will have [seven (7) days] after signing this Release to revoke your signature by delivering a signed notice of revocation to the Company. This Release will become binding on the eighth day after the Release is signed unless you have revoked your signature. You have the right to consult with an attorney prior to signing this Release.

In exchange for the promises and payments described in the Agreement, you (on behalf of yourself and your heirs, executors, administrators and assigns) hereby release and forever discharge the Company Group, its divisions, subsidiaries and affiliates, and all of their respective present and former directors, officers, shareholders, trustees, employees, agents, representatives, consultants, successors and assigns in their official and individual capacities (collectively, the “Released Parties”), from any and all suits, claims, demands, debts, sums of money, damages, interest, attorneys’ fees, expenses, actions, causes of action, judgments, accounts, promises, contracts, agreements, and any and all claims of law or in equity, whether now known or unknown, which you now have or ever had against the Released Parties, or any of them, including, but not limited to, any claims under Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act, the Family and Medical Leave Act, the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act of 1990, 29 U.S.C. § 626(f) (“OWBPA”), the Worker Adjustment Retraining and Notification Act (“WARN”), the Genetic Information Nondiscrimination Act, any state antidiscrimination law that is analogous to the foregoing, and any other federal, state or local statute, regulation, ordinance or common law creating employment-related causes of action, and all claims related to or arising out of your employment or the termination of your employment with the Company Group. You also waive any right you may have to recover any compensation or damages in any action against any of the Released Parties brought by any governmental entity on your behalf or on behalf of any class of which you may be a member. You hereby represent that you have not previously filed or joined in any complaints, charges or lawsuits against the Company Group pending before any governmental agency or court of law relating to your employment and/or the termination thereof.

Appendix B-215

CALIFORNIA ONLY (Delete highlighted section if outside of California)

In giving this Release, you specifically agree to waive the provisions of Section 1542 of the California Civil Code (and any other similar provisions of other applicable law), which section reads as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

MASSACHUSETTS ONLY (Delete highlighted section if outside of Massachusetts)

In giving this Release, you specifically agree to waive the provisions of the Massachusetts Wage Act, G.L. c. 149 and in so doing you explicitly waive any claims for unpaid wages.

This Release shall not apply to: (1) any vested interest you may have in any 401(k), pension or profit sharing plan, equity compensation agreement or any other employee benefit plan by virtue of your employment with the Company Group; (2) any claims that may arise after this Release is signed; (3) any claim that may not be waived by law; and (4) any right you may have to indemnification and/or advancement of legal fees by the Company Group or under its director’s and officer’s liability insurance coverage, under any agreement between you and the Company Group, under any provision of the Company Group’s bylaws or plans, or by application of law.

IN WITNESS WHEREOF, the undersigned has executed this Release as of this ___day of ___________, 20    .

Appendix B-216

EXHIBIT E-4

Form of Employment Agreement

[See attached.]

Appendix B-217

EXHIBIT E-4

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made and entered into on July [    ], 2019, between Medley Capital LLC (the “Company”) and John Fredericks (the “Employee”) (each a “Party,” collectively, “Parties”). The Parties were party to an Employment Agreement dated December [    ], 2018 and this Agreement is intended to completely replace such earlier Employment Agreement, which shall no longer be in effect.

The Company wishes to engage Employee to provide services to the Company, Sierra Income Corporation and each of their respective subsidiaries and affiliates (the “Company Group”) and Employee wishes to provide such services, pursuant to the terms and conditions set forth in this Agreement. The Parties agree that references herein to the “Board” and the “Compensation Committee” shall be to the Board of Directors of Sierra Income Corporation and to the Compensation Committee of that Board.

In consideration of the mutual promises set forth below and other valuable consideration (the mutuality, adequacy and sufficiency of which are hereby acknowledged), the Parties agree as follows.

1. Position. The Company hereby employs Employee as General Counsel, Chief Compliance Officer, Secretary, Senior Executive Vice President, and Senior Managing Director or in such capacity as may later be agreed to by the Parties, and Employee agrees to serve the Company in such capacity in a manner consistent with the terms and conditions of this Agreement.

2. Term. This Agreement shall commence on the Effective Date (as defined below) and shall expire on the twenty-four (24) month anniversary of the Effective Date (the “Initial Term”), unless terminated earlier pursuant to the provisions of Section 8 hereof. The term of employment shall be renewed automatically for successive periods of one (1) year (each, a “Renewal Term”) after the expiration of the Initial Term, unless the Company provides Employee, or Employee provides the Company, with written notice to the contrary at least one hundred twenty (120) calendar days prior to the end of the Initial Term or any Renewal Term. For the avoidance of doubt, this Agreement shall remain in effect during the Renewal Term unless terminated earlier pursuant to the provisions of Section 8 hereof. The Initial Term and any Renewal Terms are collectively referred to herein as the “Term.” For purposes of this Agreement, “Effective Date” shall mean the Closing Date, as such term is defined in the Amended and Restated Agreement and Plan of Merger by and among Medley Management Inc., Sierra Income Corporation, and Sierra Management, Inc., dated as of July [    ], 2019 (the “Merger Agreement”).

3. Duties.

a. Employee shall have the duties, authorities and responsibilities forth in Exhibit A attached to this Agreement, as amended from time to time and with input from the Company’s Board of Directors (the “Board”). Employee’s principal place of employment with the Company shall be at the Company’s offices, currently at 600 Montgomery Street, 35th Floor, San Francisco, California and 280 Park Avenue, 6th Floor East, New York, New York, provided that Employee understands and agrees that Employee may be required to travel from time to time for business purposes.

b. Employee shall devote Employee’s full business time, energy, business judgment, knowledge, skill and best efforts to the performance of Employee’s duties with the Company Group, in conformance with rules and policies of the Company Group in effect from time to time and otherwise provided or made available to Employee. Employee will not, during the Term, directly or indirectly engage in any other business, either as an employee, employer, consultant, principal, officer, director, advisor or in any other capacity, either with or without compensation, without the prior written consent of the Board. However, Employee may devote reasonable time to activities such as supervision of personal investments and activities involving professional, charitable, civic, educational, religious and similar types of activities, speaking engagements and membership on other boards, provided such activities do not interfere in any material way with the business of the Company Group and provided further that Employee cannot serve on the board of directors of (or provide services to) any publicly traded company without the written consent of the Board, which shall not be unreasonably withheld. The time involved in such activities shall not be treated as vacation time. Employee shall be entitled to keep any amounts paid to him in connection with such activities (such as director fees and honoraria).

Appendix B-218

4. Compensation.

a. Generally. As compensation, Employee shall receive a Base Salary (as defined below) and may, as determined at the discretion of the Board or Compensation Committee of the Board (the “Compensation Committee”), as applicable, participate in an annual bonus program (the “Annual Bonus”). Annual Bonuses may be provided to align the goals and objectives of the Employee with those of the Company, business units within the Company and the expected goals and objectives of the Company’s shareholders, as applicable, and according to standards of good governance, ethical leadership and the successful growth and well-being of the Company Group. The award of any Annual Bonus will generally depend upon the satisfaction of personal and/or Company Group performance metrics as determined by Board or Compensation Committee, as applicable, for the year.

Compensatory payments made to Employee under the terms of this Agreement are subject to tax and other withholding required or permitted by law and such additional withholding as may be requested by Employee.

b. Base Salary. The Company agrees to pay Employee a base salary at an annual rate of three hundred sixty thousand dollars ($360,000) (the “Base Salary”), payable in accordance with the regular payroll practices of the Company. This Base Salary shall compensate Employee for all hours of work, and this position shall not be eligible for overtime. The Base Salary shall be subject to change at the discretion of the Board or Compensation Committee, as applicable. The term “Base Salary” will refer to the Base Salary as may be modified from time to time.

c. Annual Bonus.

(i) Annual Bonus for 2019. Employee shall be eligible to receive an Annual Bonus with respect to performance for the 2019 year equal to one million, three hundred thousand dollars ($1,300,000), as set forth in the economic terms set forth on Exhibit B attached to this Agreement and to be paid no later than March 15, 2020. The Board or Compensation Committee, as applicable, may increase the 2019 Annual Bonus in recognition of performance in excess of performance objectives. No Annual Bonus shall be earned for 2019 unless the Employee remains employed through the date of payment.

(ii) Annual Bonus for 2020 and Thereafter. Each year during the first quarter of the year, the Board or Compensation Committee, as applicable, in consultation with the Company’s senior executive officers (“Management”), shall establish (a) a target Annual Bonus for the year of no less than three hundred sixty-one and one tenth percent (361.1%) of Base Salary (the “Target Annual Bonus”), and (b) Company Group and individual performance and other objectives for the year for such bonus. Each Annual Bonus (if any) shall be paid no later than the March 15 following the end of the applicable year.

No earlier than January 1 nor later than March 15 of the following year, the Board or Compensation Committee, as applicable, shall determine and pay the amount of the final Annual Bonus, if any, to be paid for the preceding year, which amount may be based in whole or in part on satisfaction of the performance and other objectives for the preceding year. The extent to which performance and other objectives are met will be determined based on actual achievement (as determined, in consultation with Management, by the Board or Compensation Committee, as applicable, in good faith). The Board or Compensation Committee, as applicable, may increase the Annual Bonus in recognition of performance in excess of performance objectives. No Annual Bonus shall be earned for a year unless the Employee remains employed through the date of payment.

d. Form of Annual Bonus. The Annual Bonus for 2019 shall be paid forty percent (40%) in cash immediately and sixty percent (60%) in the form of an RSU award. The Annual Bonus for 2020 and thereafter shall be paid forty percent (40%) in cash immediately and sixty (60%) in the form of an RSU award. With respect to the Annual Bonus for 2019 and thereafter, any RSU award shall vest in three (3) equal annual installments, with the RSU award for the Annual Bonus for 2019 vesting in three (3) equal annual installments on December 31, 2020, December 31, 2021, and December 31, 2022.

e. Clawback. The Annual Bonus made under this Agreement shall be subject to recoupment by the Company to the extent required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the NYSE.

Appendix B-219

5. Employee Benefits.

a. Benefits. The Company intends to continue existing benefit plans maintained by Medley Capital LLC, or plans to adopt benefit plans consistent with or generally more favorable in the aggregate than the current benefit plans of Medley Capital LLC, and the Employee will remain or become eligible for participation in those plans made available to other similarly situated employees of the Company, including, but not limited to group health plan coverage, short and long term disability insurance coverage, life insurance coverage, qualified retirement benefit plan coverage, non-qualified benefit plan coverage and tax and financial planning benefits, in accordance with and subject to the terms and conditions of those plans. Notwithstanding the preceding sentence, the Company reserves the right to adopt, amend or terminate any benefit plan, program or arrangement.

b. Paid Time Off. Employee shall be entitled to no less than twenty-five(25) business days paid time off, subject to the terms and conditions of the Company’s vacation policies, procedures and practices. Paid time off accrues with each pay period, subject to an annual cap, and cannot be carried over to the subsequent calendar year, except to the extent required by applicable law. Any unused vacation will not be paid upon termination of employment, except to the extent required by applicable law.

6. Business Expenses. The Company agrees to reimburse Employee for reasonable and customary business expenses related to Employee’s performance of services under this Agreement, including all travel expenses to and from New York, subject to appropriate review and oversight by the Board as applicable. As a condition of reimbursement, Employee must account for and substantiate all such expenses in accordance with applicable Company policies and consistent with Internal Revenue Service requirements for reimbursable business expenses.

7. Freedom to Contract. The Company does not infringe upon the proprietary information, trade secrets or confidential information of third parties. Employee represents and warrants that Employee has the right to enter into this Agreement, that Employee is eligible for employment by the Company, that no other written or verbal agreements exist that would be in conflict with or prevent the performance by Employee of any portion of this Agreement, and that Employee is not subject to or in breach of any non-disclosure agreement or restrictive covenant of any nature separate from the provisions included in this Agreement. Employee will not enter into this Agreement without first disclosing to the Board any non-disclosure agreement or restrictive covenant agreement Employee has entered into (verbally or in writing) at any time that is still in effect on its terms as of the Effective Date of this Agreement, regardless of whether Employee believes or has reason to believe such agreement is void or unenforceable in whole or in part.

8. Termination.

a. Death. Employee’s employment shall terminate on the date of Employee’s death. In the event of the death of Employee during the Term, the Company shall pay to Employee’s legal representatives or named beneficiaries (as designated on Exhibit C and delivered to the Company):

(i) Employee’s earned but unpaid Base Salary as of the date of Employee’s death;

(ii) Any unpaid Annual Bonus for the year prior to the date of Employee’s death, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees; and

(iii) A pro-rated amount of any Annual Bonus for the year of death, based on actual performance of the Company (or the Company Group, as applicable) for the year in which death occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees for the year.

In addition, vesting of any outstanding RSU awards at death shall be fully accelerated and the Company will pay the full cost of continuing coverage under the Company’s group health benefits plan (“COBRA coverage”) for the Employee’s qualified beneficiaries, to the extent Employee’s qualified beneficiaries elect such COBRA coverage for a period of up to one (1) year following Employee’s death.

b. Disability. Notwithstanding the foregoing, Employee’s employment shall terminate on the date specified in a written notice from the Company terminating Employee’s employment due to Disability during the Term or, in the

Appendix B-220

event no date is specified in such notice, on the date on which such notice is delivered to Employee or Employee’s legal representative. For purposes of this Agreement, “Disability” shall mean that Employee is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, (i) unable to engage in any substantial gainful activity, as determined by a licensed physician as reasonably chosen by the Company, or (ii) receiving income replacement benefits for a period of not less than three (3) months under the Company’s group disability plan. In the event of the termination of Employee’s employment due to Disability, the Company shall:

(i) Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii) Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees;

(iii) Pay a pro-rated amount of any Annual Bonus for the year of termination, based on actual performance of the Company (or the Company Group, as applicable) for the year in which termination occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) and at the same time as such amounts are paid to continuing Management employees for the year; and

(iv) Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

In addition, the Company will pay the full cost of COBRA coverage for Employee and/or Employee’s qualified beneficiaries, to the extent Employee elects such COBRA coverage, for a period of up to one (1) year following Employee’s termination on account of Disability.

c. Termination by the Company for Cause. Notwithstanding the foregoing, the Company may terminate Employee’s employment under this Agreement at any time for Cause. “Cause” shall mean: (i) fraud against the Company Group, which causes material harm to any member of the Company Group; (ii) willful failure or any willful refusal to implement or undertake the lawful directives of the Board or such other supervisor as may be assigned by the Company Group when such directives are materially consistent with Employee’s duties under this Agreement; (iii) engaging in willful conduct (other than at the direction of the Company) that causes material injury, monetary or otherwise, to any member of the Company Group, or that reflects adversely on any member of the Company Group, or that materially affects Employee’s ability to perform Employee’s duties; (iv) conviction of, or the entering of a plea of guilty or nolo contendere, by Employee to a financial crime that constitutes a felony (or any state-law equivalent) or involves moral turpitude; (v) the entry of any order or consent decree, whether or not liability is admitted or denied, by the Securities and Exchange Commission against Employee in respect of charges that Employee violated any provision of the Investment Company Act of 1940, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than provisions requiring the maintenance of proper books and records; (vi) theft, misappropriation, embezzlement or conversion of the assets or opportunities of any member of the Company Group; (vii) a material breach of the terms, covenants or representations of this Agreement or any agreement between Employee and any member of the Company Group; or (viii) a willful violation of the written rules or policies of any member of the Company Group, which causes material harm to any member of the Company Group, provided that, in the case of the occurrence of an event described in clause (vii) or (viii) above, Employee shall have ten (10) business days after receipt of written notice thereof, stating in reasonable detail the actions or omissions purporting to constitute such breach or violation, to cure, and upon such cure, such event shall not be deemed to be the basis for a termination of Employee for Cause, unless the Company acting in good faith, otherwise determines that such occurrence is not reasonably subject to being cured; provided, however, that with respect to the occurrence of an event described in clause (vii) above, the foregoing cure period shall be available to Employee only with respect to the first occurrence of the same event described in clause (vii) above, and such cure period shall not be available to Employee with respect to any subsequent occurrence of an event described in clause (vii) above. For purposes of this Agreement, no act or failure to act on Employee’s part shall be considered “willful” unless it is done, or omitted to be done, by Employee in bad faith or without reasonable belief that Employee’s action or omission was in the best interests of the Company Group. Any act or failure to act based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, in good faith and in the best interests of the Company Group. In the event of Termination for Cause, Employee shall be entitled to receive any earned but unpaid Base Salary, paid as soon as practicable following termination.

Appendix B-221

d. Termination by the Company Without Cause or by Employee with Good Reason. The Company may terminate Employee’s employment without Cause at any time under this Agreement. In the event of termination of Employee’s employment by the Company without Cause or Employee terminates employment with Good Reason (as defined below), the Company shall:

(i) Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii) Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees;

(iii) Pay a pro-rated amount of any Annual Bonus for the year of termination, based on actual performance of the Company (or the Company Group, as applicable) for the year in which termination occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as the Annual Bonus is paid to continuing Management employees;

(iv) Pay, on a monthly basis and using regularly scheduled payroll periods over eighteen (18) months (the “Severance Period”), (x) an amount equal to one-twelfth (1/12th) the Employee’s Base Salary plus (y) an amount equal to one-twelfth (1/12th) of the cash portion of the Employee’s Target Annual Bonus for the year of termination; and

(v) Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

In addition, the Company will pay toward the cost of COBRA coverage an amount equal to the Company-portion of premiums paid for active employees in the Company’s plan for the Employee and/or Employee’s qualified beneficiaries, to the extent Employee elects such COBRA Coverage, for a period of up to eighteen (18) months following Employee’s termination by the Company without Cause or by Employee with Good Reason; provided, that the Company’s obligation described in this sentence shall cease on the date Employee becomes eligible for coverage under another group health plan offered by an employer of Employee or the employer of Employee’s spouse. Employee shall promptly notify Company in the event he or she becomes eligible for such other coverage.

e. Termination for Notice of Non-Renewal. Unless the Company has offered to renew the Agreement on terms that are at least comparable in the aggregate to “market level” compensation, then if the Company provides notice to Employee that the Company is not renewing the Term under Section 2 at the end of the Initial Term or any Renewal Term and Employee’s employment terminates at the end of such Term, the Company shall:

(i) Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii) Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on the actual performance of the Company (or the Company Group, as applicable) for that year, payable fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as such amounts are paid to continuing Management employees;

(iii) Pay a pro-rated amount of any Annual Bonus for the year of termination, based on actual performance of the Company (or the Company Group, as applicable) for the year in which termination occurs, with any individual performance criteria deemed to be met at the same level as Company performance, and paid fully in cash (rather than any otherwise applicable cash/equity mix) at the same time as the Annual Bonus is paid to continuing Management employees;

(iv) Pay, on a monthly basis and using regularly scheduled payroll periods over eighteen (18) months (the “Severance Period”), (x) an amount equal to one-twelfth (1/12th) the Employee’s Base Salary plus (y) an amount equal to one-twelfth (1/12th) of the cash portion of the Employee’s Target Annual Bonus for the year of termination; and

(v) Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

In addition, the Company will pay toward the cost of COBRA coverage an amount equal to the Company-portion of premiums paid for active employees in the Company’s plan for Employee and/or Employee’s qualified beneficiaries,

Appendix B-222

to the extent Employee elects such COBRA Coverage, for a period of up to one (1) year following Employee’s termination by notice of non-renewal; provided, that the Company’s obligation described in this sentence shall cease on the date Employee becomes eligible for coverage under another group health plan offered by an employer of Employee or the employer of Employee’s spouse. Employee shall promptly notify Company in the event he or she becomes eligible for such other coverage.

If the Parties cannot reach agreement as to whether an offer is at least comparable in the aggregate to “market level” compensation, the Board or the Compensation Committee, as applicable, shall engage an independent compensation consultant reasonably acceptable to Employee and familiar with the industry in which the Company operates to make such determination. The consultant shall, at a minimum, take the following considerations into account: qualifications and experience of Employee; the aggregate compensation paid to similarly situated persons performing similar tasks within the Company’s peer group (as reported in its most recent annual proxy statement); the performance of the Company Group relative to Company’s peer group; and comparability data submitted by Employee. If the consultant provides a range, adjusted to reflect performance of the Company comparable to the Company’s peer group, and the Company proposes a compensation package that is at least the median level within that range, the comparability requirement shall be deemed satisfied.

f. Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following without Employee’s consent: (i) a material diminution in Employee’s base compensation; (ii) a material diminution in Employee’s authority, duties or responsibilities; (iii) a requirement that Employee report to anyone other than the Board or the Chief Executive Officer of the Company; (iv) a material diminution in the budget over which Employee retains authority; (v) a material change in the geographic location at which Employee must perform the services; or (vi) any other action or inaction that constitutes a material breach by the Company of this Agreement. Employee must provide notice to the Company of the existence of the condition described above within a period not to exceed ninety (90) calendar days of the initial existence of the condition, and the Company will have a period of at least thirty (30) calendar days following the notice during which it may remedy the condition. Any termination for Good Reason must occur within two (2) years following the initial existence of one or more of the foregoing conditions.

g. Termination by Employee other than for Good Reason. Notwithstanding the foregoing, Employee may terminate Employee’s employment under this Agreement for any reason, provided such termination may take place no earlier than the end of the month that is not less than three (3) months after Employee has provided written notice to the Company of Employee’s intent to terminate Employee’s employment. The Company may elect to accept Employee’s resignation at any time prior to the end of such notice period. In the event of any termination of Employee’s employment under this Section, the Company shall pay to Employee Employee’s earned but unpaid Base Salary.

h. Executed Waiver and Forfeiture. No amount shall be payable under this Section 8 unless a General Release of Claims, substantially in the form attached as Exhibit D (the “Release Form”), has been duly executed by Employee (or in the event of death or disability his beneficiary or legal representative, as applicable) and delivered to the Company and any applicable revocation period has expired within the sixty (60) day period following termination of employment, provided that to the extent Internal Revenue Code Section 409A (“Section 409A”) applies to a payment, such payment will be deferred and paid in a lump sum on the sixtieth (60th) day following termination.

i. Post-Termination Knowledge of Cause or Breach. If (i) Employee’s employment with the Company terminates for any reason other than Cause and, after the date of Employee’s termination, matters constituting Cause become known to the Company or (ii) Employee materially breaches any of Employee’s post-employment obligations, including non-competition, non-solicitation, non-disparagement and non-disclosure obligations, then the Company may, by written notice to Employee (describing in reasonable detail the facts giving rise to such Cause or breach) obligate Employee to repay in full on a net after-tax within thirty (30) days of that notice: (1) any Annual Bonus(es) paid after the earliest date of occurrence of matters constituting Cause or breach, as determined by the Board in good faith; (2) any amounts of severance Employee has received hereunder; and (3) the amount of any compensation received upon exercise, settlement or other payment of any equity award that was exercised, settled or otherwise paid after the earliest date of occurrence of matters constituting Cause or breach, as determined by the Board in good faith. In addition, any unpaid Annual Bonus(es), severance, and any outstanding equity awards, shall be forfeited.

j. No Mitigation or Offset. Employee shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise, and the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of Employee’s other employment or otherwise.

Appendix B-223

9. Work Product.

a. Definition. Employee acknowledges and agrees that during the Term, there will be certain restrictions on Employee’s development of technology, ideas and inventions (collectively, “Work Product”). The term Work Product shall mean all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents and copyrights, and all improvements, rights and claims related to the foregoing, which are within the scope of Employee’s employment, or that results from or is suggested by any work performed by Employee for the Company Group, or that relate to actual or demonstrably anticipated research or development for the Company, and which are conceived, developed or reduced to practice by Employee alone or with others, except to the extent that applicable law prohibits the assignment of these rights. Employee agrees that all original works of authorship that are made by Employee (solely or jointly with others) within the scope of Employee’s employment, or that results from or is suggested by any work performed by Employee for the Company Group, or that relate to actual or demonstrably anticipated research or development for the Company Group, and that are protectable by copyright, are “works made for hire,” as that term is defined in the United States Copyright Act of 1976, as amended (17 U.S.C. § 101).

b. Disclosure. Employee agrees to maintain adequate and current written records on the development of all Work Product and to disclose promptly to the Company all Work Product and relevant records, which records will remain the sole property of the Company Group. Employee further agrees that all information and records pertaining to any idea, process, trademark, service mark, invention, technology, computer program, original work or authorship, design formula, discovery, patent or copyright that Employee does not believe to be Work Product, but is conceived, developed or reduced to practice by Employee (alone or with others) during Employee’s employment, or during the one (1) year period following termination of Employee’s employment, shall be promptly disclosed to the Company (such disclosure to be received in confidence). The Company shall examine such information to determine if in fact it constitutes Work Product subject to this Agreement. The Company’s determination that the information is Work Product subject to this Agreement shall be final and binding.

c. Assignment. Employee hereby assigns to the Company, without further consideration, all right, title and interest that Employee may presently have or acquire (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Work Product, which will be the sole property of the Company Group, whether or not patentable or otherwise registrable. In the event any Work Product will be deemed by the Company to be patentable or otherwise registrable, Employee agrees to assist the Company Group (at its expense) in obtaining letters patent or other applicable registrations, and Employee will execute all documents and do all other things (including testifying at the Company’s expense) necessary or proper to obtain letters patent or other applicable registrations and to vest the Company or a member of the Company Group with full title to them. Employee further agrees that Employee’s obligation to assist the Company Group in obtaining and enforcing patents, registrations or other rights for such inventions in any and all countries, will continue beyond the termination of Employee’s employment, but the Company shall compensate Employee at a reasonable rate after such termination for the time actually spent by Employee at the Company’s request for such assistance. Should the Company or a member of the Company Group be unable to secure Employee’s signature on any document necessary to apply for, prosecute, obtain or enforce any patent, copyright or other right or protection relating to any Work Product, whether due to Employee’s mental or physical incapacity or any other cause, Employee hereby irrevocably designates and appoints the Company and each of its duly authorized officers and agents as Employee’s agent and attorney-in-fact, to act for and on Employee’s behalf, to execute and file any such document and to do all other lawfully permitted acts to further the prosecution, issuance and enforcement of patents, copyrights or other rights of protections with the same force and effect as if executed and delivered by Employee.

If Employee resides in California, the foregoing assignment clause in this Section 9(c) will not apply to an invention that Employee developed entirely on Employee’s own time without using the Company Group’s equipment, supplies, facilities or trade secret information except for those inventions that either: (i) relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or (ii) result from any work performed by Employee for the Company Group. Cal. Lab. Code § 2870(a).

d. Waiver of Moral Rights. Employee hereby waives any and all moral rights that might otherwise accrue with respect to any Work Product.

Appendix B-224

10. Confidential Information. Employee agrees that, during Employee’s employment with the Company or any member of Company Group, and following termination of Employee’s employment, except as required by law, Employee will not, directly or indirectly, at any time, disclose to any third person or use in any way any non-public information or Confidential Information (i) regarding the business of any member of the Company Group and (ii) concerning any Business Opportunities (as defined below).

a. Definitions. For purposes of this Agreement –

(i) “Confidential Information” shall mean all confidential information, proprietary information or trade secrets (whether oral or written, whether maintained in hard copy, electronically (including, without limitation, in email or text messages) or otherwise) and including: (i) Know-How (as defined below), Trade Secrets (as defined in Section 11), information related to Business Opportunities, prospects, pricing, trading, trading strategies and methodologies, portfolio management strategies, programs, methods of operation, prospective and existing contracts, business plans, procedures, and strategies, costs profits, databases, personnel, operational methods, financial models, potential transactions, pending negotiations, computer programs, algorithms, negotiations, lists of actual and/or prospective clients and/or investors, financial results, business developments, internal controls, security procedures and confidential programs or procedures; (ii) Company Intellectual Property Rights (as defined below) that constitute proprietary Know-How and Customer Information (as defined below and if and to the extent that such proprietary Know-How and Customer Information has been maintained as Company’s confidential information as of the date of this Agreement) and Trade Secrets; and (iii) information received by the Company Group from third parties under confidential conditions.

(ii) “Business Opportunities” shall mean: (1) any business plan or prospective new business developed or provided by Employee to the Company Group; and (2) any business plan or prospective new business developed by the Company or, to Employee’s knowledge, any of members of the Company Group that Employee has access to or otherwise becomes aware of during Employee’s employment with the Company or Company Group.

(iii) “Company Intellectual Property Rights” shall mean all Work Product and any other intellectual property owned or licensed by any member of the Company Group, including:

(1) all United States and foreign patents and patent applications that describe or claim inventions and improvements currently used, or currently conceived or currently developed for use, that when used herein includes any electronic medium or tangible embodiment of the Company Group, any United States or foreign counterparts, non-provisionals, divisionals, continuations, continuations-in-part, and reissues thereof, heretofore or hereafter filed or having legal force in any country of the world, and the inventions and improvements disclosed therein (the “Patents”);

(2) all know-how that is currently used, or currently conceived or currently developed for use, in the business of the Company Group, including the following: (A) Trade Secrets, formulae, ideas, inventions and invention disclosures not subject to clause (1) above; (B) discoveries, innovations, improvements, results, reports, information and data (including all business and technical information and information and data relating to research, development, analytical methods, processes, formulations and compositions) and development work; (C) proprietary technology and information, designs, drawings, specifications or blueprints; and (D) all copies and tangible embodiments of the foregoing (in whatever form or medium, including electronic media) (collectively, “Know-How”);

(3) customer lists, supplier lists, pricing information, cost information, business and marketing research, plans and proposals and the like that are currently used, or currently conceived or currently developed for use, in the business of the Company Group (the “Customer Information”);

(4) all trademarks, service marks, trade dress, trade names, logos, commercial symbols and corporate names, whether or not registered, together with all translations, adaptations, derivations and combinations thereof that are currently used, or currently conceived or currently developed for use, in the business of the Company Group, and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith;

(5) all copyrightable works, whether or not registered, that are currently used, or currently conceived or currently developed for use, in the business of the Company Group, and all copyright applications, registrations and renewals in connection therewith;

Appendix B-225

(6) all internet domain names, URLs and applications therefor, that are currently used, or currently conceived or currently developed for use, in the business of the Company Group; and

(7) all computer software and programs in object code or source code form, databases and documentation and flow charts that are currently used, or currently conceived or currently developed for use, in the business of the Company Group.

b. Notwithstanding the foregoing, Confidential Information and Business Opportunities shall not include information: (i) that at the date hereof is in the public domain; (ii) that has come within the public domain through no fault or action of Employee that has the obligation of confidentiality (provided, however, that the fact that general information may be in or become part of the public domain, in and of itself, does not exclude any specific information from the obligations of this Agreement); (iii) that after the date hereof has been obtained lawfully from any third party that was entitled to disclose such information; and/or (iv) that an Employee is compelled to disclose by any judicial or administrative order after having given prompt notice of such order to the Company. Specific aspects or details of the Confidential Information will not be deemed to be published, generally known in the trade or otherwise within the public domain, or to be in possession of Employee, merely because the aspects of the Confidential Information are embraced by general disclosures in the public domain or in Employee’s possession. In addition, any combination of aspects of the Confidential Information will not be considered in the public domain or in the possession of Employee merely because individual elements thereof are in the public domain or in Employee’s possession unless the combination and its principles are in the public domain or in Employee’s possession. The burden of proving these exceptions to the confidentiality and use provisions of this Agreement resides with Employee.

c. Obligations with respect to Confidential Information. Employee agrees to:

(i) hold the Confidential Information in strict confidence;

(ii) not give, sell or disclose Confidential Information to any other third party, unless such party is an auditor or contractor hired by any member of the Company Group and then only upon written approval of the Board;

(iii) not share or otherwise use the Confidential Information in violation of or in any manner inconsistent with the Company’s information protection and transfer policies in place from time to time, applicable privacy laws, applicable state and federal law, any other applicable laws, and GDPR (EU General Data Protection Regulation 2016/679) to the extent that it applies; and

(iv) not share or otherwise use the Confidential Information in violation of or in any manner inconsistent with the Company’s policies or reasonable requests made by the Company from time to time.

For avoidance of doubt, nothing in this Agreement shall prevent Employee from responding to any lawful subpoena or legal process, or sharing any Confidential Information or other information with regulators or appropriate governmental agencies without notice to the Company, whether in response to subpoena or otherwise, under the whistleblower provisions of federal law or regulation, and no prior authorization or notification is required prior to Employee making any such reports or disclosures, provided that no attorney client privilege shall be waived.

11. Trade Secrets. Employee acknowledges that Employee’s obligations under Section 10 are separate and distinct from Employee’s promise and obligation, affirmed by this Agreement, not to disclose or use the Company Group’s “Trade Secrets,” as defined by the applicable state statutory and common law and by federal law. During and at all times after the Term, Trade Secrets of the Company Group shall be subject to the maximum protections available under applicable law and no less protection than that provided by this Agreement applicable to “Confidential Information,” as described in Section 10. Employee further acknowledges and agrees that protection of the Company Group’s Trade Secrets is governed by Employee’s promises in this Agreement and by any applicable law.

12. Protected Rights. Nothing in this Agreement prohibits Employee from reporting to any governmental authority information concerning possible violations of law or regulation. Provided Employee does so consistent with 18 U.S.C. § 1833, Employee may disclose trade secret information to a government official or to an attorney for the purposes of obtaining legal advice or use it in certain court proceedings without fear of prosecution or liability.
Appendix B-226

13. Restrictive Covenants.

a. Restricted Business; Restricted Territory. Employee expressly acknowledges that during the course of Employee’s employment with the Company, Employee will be provided with specialized knowledge, information and training with respect to the products and services of the Company Group. Employee acknowledges and agrees that Employee’s specialized knowledge, expertise and training will be of special value to the Company Group. Employee acknowledges: (i) that the Company Group engages in the business of middle market lending to borrowers in the United States (collectively, the “Restricted Business”); (ii) that, as of the date hereof, the Company Group conducts the Restricted Business across the United States (“Restricted Territory”); (iii) that Employee will, during the Term, customarily and regularly be engaged in the development, production and distribution of the products and services of the Company Group; (iv) that Employee has, during the Term, the primary duty of managing the Restricted Business; and (v) that Employee’s position is a position of trust and responsibility with access to Confidential Information, Work Product, Company Intellectual Property, Trade Secrets, information concerning employees of the Company Group, information concerning the customers and investors of the Company Group and information concerning prospective customers and investors of the Company Group.

b. Noncompetition. Employee covenants and agrees that Employee will not, during the Term and for a period of twelve (12) months following Employee’s termination of employment for any reason (the “Restricted Period”), directly or indirectly (whether through an entity, employee or other agent of any kind) acquire, develop, own, operate, lease, manage, have any financial interest in or otherwise participate in the acquisition, development, ownership, operation, leasing, management or financing of, any business or enterprise involved in the Restricted Business or engaged in Competition with any member of the Company Group in the Restricted Territory. A person or entity (including, without limitation, Employee) shall be deemed to be engaging in “Competition” with a member of the Company Group if such person or entity either engages primarily in the Restricted Business or engages in any other type of business that comprises a significant portion of any member of the Company Group’s revenues as of the date of Employee’s termination and for which Employee had responsibility or authority, or about which business Employee received Confidential Information during the course of Employee’s employment. Notwithstanding the foregoing, the provisions of this Section 13(b) shall not be deemed to prohibit Employee’s (i) ownership of not more than two percent (2%) of the total shares of all classes of stock outstanding of any publicly held company or (ii) ability to invest, as a limited partner, in any private equity, mezzanine or similar investment fund, provided in either event Employee is solely a passive investor in such entity.

c. No Interference with Customers. Employee covenants and agrees that during the Restricted Period, Employee will not, without the prior consent of the Board, solicit or attempt to solicit, directly or by assisting others, any Relevant Customer of any member of the Company Group for the purpose of selling to such Relevant Customer, any products or services which are the same as, or substantially similar to, or competitive with the Restricted Business or, to Employee’s knowledge, that are the same as, or substantially similar to, or competitive with the products or services sold by any member of the Company Group at such date in the Restricted Territory. “Relevant Customer” shall mean any person, firm or company that was a customer or client of, or was a prospective customer or client being actively sought by, any member of the Company Group during the twelve (12) month period immediately preceding the date of Employee’s termination (“Relevant Period”) and with whom Employee had material contact during the Relevant Period. For purposes of this Section 13, “material contact” shall mean contact between Employee and each Relevant Customer: (i) with whom or which Employee dealt on behalf of the Company or any member of the Company Group; (ii) whose dealings with the Company Group were coordinated or supervised by Employee; or (iii) about whom Employee obtained confidential information in the ordinary course of business as a result of Employee’s association with the Company Group.

d. No Interference with Employees. Employee covenants and agrees that Employee shall not, during the Restricted Period, directly or indirectly (whether through an entity, employee or other agent of any kind) solicit or recruit any Restricted Employee or induce or attempt to induce any Restricted Employee to leave his or her employment with the Company or, to Employee’s knowledge, any member of the Company Group; provided, however, that general advertisements with respect to a position that are not directed to employees of any member of the Company Group will not violate the solicitation prohibition of this Section 13(d). “Restricted Employee” shall mean any individual who was employed by any member of the Company Group during the course of Employee’s term of employment and with whom Employee had material contact during the twelve (12) month period immediately preceding the date of Employee’s termination.

Appendix B-227

e. Non-Disparagement. Both during and after Employee’s employment, he or she will not, whether in private or in public, directly or indirectly, make, publish, encourage, ratify, or authorize, or aid, assist or direct any other person or entity in making or publishing, any statements that in any way defame or disparage any member of the Company Group, or any of its directors or executive employees. The Company agrees to instruct its Board, Chief Executive Officer, President and Senior Executive Vice Presidents, whether in private or in public, directly or indirectly, to not make, publish, encourage, ratify, or authorize, or aid, assist or direct any other person or entity in making or publishing, any statements that in any way defame or disparage Employee, and the Company will not be responsible for any damages suffered by Employee to the extent that the Board provides such instruction and does not in any way explicitly contradict such instruction.

14. Enforcement. Employee acknowledges and agrees that: (i) the provisions and covenants set forth in Sections 9 through 13 are in addition to, and not in lieu of, any rights or remedies that the Company Group may have available to it under any laws (including any law preventing the disclosure of Trade Secrets or other Confidential Information); (ii) any enforcement of the Sections 9 through 13 by the Company shall not be construed as a waiver of any other rights or remedies that the Company Group may possess at law or in equity absent this Agreement; (iii) on account of Employee’s service to the Company Group, Employee has been, and will in the future be, made aware of Trade Secrets and other valuable Confidential Information, including information relating to any member of the Company Group, and their respective customers, clients and employees, in each case that could be used to the great competitive disadvantage of, and cause great financial harm to, the Company Group if provided to any competitor; (iv) Sections 9, 10, 11 and 13 are necessary to prevent the use and disclosure of Trade Secrets and other Confidential Information, to protect the relationships between the Company Group members and their respective customers and employees, to protect the goodwill of the Company Group and to protect other legitimate business interests of the Company Group; and (v) all of the restrictive covenants are reasonable in all respects, including duration, territory and scope of activity restricted. Employee acknowledges and agrees that (1) the restrictions in Sections 9, 10, 11 and 13 shall be construed as separate agreements between Employee and the Company Group and shall be enforceable independent of, and in addition to, any other provision of this Agreement or any provision of any other agreement between Employee and the Company Group and (2) the existence of any claim or cause of action by Employee against any member of the Company Group, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the obligations imposed by Sections 9, 10, 11 and 13 on Employee. The time periods referenced in Section 13 shall be extended on a day-for-day basis for each day during which Employee is found by a court of competent jurisdiction to have violated the provisions of Section 13 in any respect, so that Employee is restricted from engaging in the activities prohibited by Section 13 for the full Restricted Period.

15. Injunctive Relief. Employee acknowledges and agrees that the breach by Employee of Sections 9, 10, 11 and 13 will cause the members of the Company Group irreparable injury that cannot be adequately compensated by monetary damages alone. Therefore, Employee acknowledges and agrees that any member of the Company Group, without limiting any other legal or equitable remedies available to the member of the Company Group, shall be entitled to enforce this Agreement against Employee directly and shall be entitled to obtain equitable relief by injunction or otherwise from any court of competent jurisdiction, including injunctive relief to prevent any failure by Employee to comply with the terms and conditions of Sections 9, 10, 11 and 13.

16. Company Property. All information, materials, documents, supplies, equipment and other property furnished to Employee by the Company Group in connection with performance of services under this Agreement will be and remain the sole property of the Company Group. On the date of the termination of Employee’s employment under this Agreement for any reason, or at any other time at the Company’s request, Employee must return to the Company Group all tangible and intellectual property in whatever form belonging to the Company Group (including, but not limited to, the Company Group vehicle, any laptops, computers, cell phones, wireless electronic mail devices or other equipment, or information, documents and other property).

17. Non-Disclosure. Except as may be required by law, Employee shall not disclose the financial terms of this Agreement to any person or entity, except that this Agreement may be disclosed to: (a) Employee’s attorneys, accountants or financial or tax advisors; and (b) members of Employee’s immediate family; provided, however, that in the case of each of (a) and (b) such persons agree not to further reveal the terms of this Agreement.

18. Insurance. If the Company desires at any time or from time to time during the Term to apply in its own name or otherwise for life, health, accident or other insurance covering Employee, the Company may do so at its sole cost and expense and may take out such insurance for any sum that the Company may deem necessary to protect its interests.

Appendix B-228

Employee will have no right, title or interest in or to such insurance, but will,n evertheless, assist the Company in procuring and maintaining the same by submitting from time to time to the usual customary medical, physical and other examinations and by signing such applications, statements and other instruments as may reasonably be required by the insurance company or companies issuing such policies.

19. Indemnification and Insurance. The Company shall indemnify, protect, defend and save Employee harmless from and against any threatened, pending, contemplated or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which Employee is made a party by reason of the fact that Employee is or was an officer, employee or agent of the Company, or any judgment, amount paid in settlement (with the consent of the Company), fine, loss, expense, cost, damage and reasonable attorneys’ fees incurred by reason of the fact that Employee is or was an officer, employee or agent of the Company; provided, however, that Employee acted in good faith and in a manner Employee reasonably believed to be in the best interests of the Company Group, and with respect to any criminal action or proceeding, had no reasonable cause to believe Employee’s conduct was unlawful. Employee also shall be (i) indemnified under the Company’s LLC Agreement and By-Laws, (ii) covered by directors’ and officers’ liability insurance policies that are the same as or equivalent to those the Company carries for its directors and other senior executives, (iii) indemnified under by Sierra Income Corporation pursuant to its customary agreement for other officers and directors of Sierra Income Corporation, and (iv) covered by directors’ and officers’ liability insurance policies that are the same as or equivalent to those Sierra Income Corporation carries for its directors and other senior executives.

20. Lock-Up.

a. Definitions. For purposes of this Section 20 of this Agreement, the following terms shall have the meanings set forth below.

“Common Shares” means the shares of common stock, par value $0.001 per share, of Sierra.

“Lock-Up Period” means the period beginning on the date of the closing under the Merger Agreement and ending on the first anniversary of such closing; provided, however, in the event of a termination by the Company without Cause or Employee terminates employment with Good Reason, the Lock-Up Period shall end as of the date of termination of employment.

“Lock-Up Shares” means any Common Shares that the Employee acquires pursuant to the Merger Agreement, including any that have been Transferred to a Permitted Transferee in accordance with Section 20 hereof (and shall include any shares of capital stock of Sierra issued in respect thereof as a result of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization). For the avoidance of doubt, Common Shares shall cease to be Lock-Up Shares hereunder as of the end of the Lock-Up Period.

“Permitted Transfer” means any of the following:

(a) the Transfer of any Lock-Up Shares to one (1) or more Permitted Transferees;

(b) the existence or creation of a testamentary power of appointment that may be exercised with respect to any Lock-Up Shares held by a trust; provided, however, that the Transfer of any Lock-Up Shares upon the exercise of a testamentary power of appointment to someone other than a Permitted Transferee shall not be a “Permitted Transfer” within the meaning of this paragraph (b) of this definition; or

(c) any Transfer by will or pursuant to the Laws of descent and distribution by any Person described in the definition of Permitted Transferee.

“Permitted Transferee” means any of the following:

(a) any Immediate Family Member of the Employee or any lineal descendant of any such Immediate Family Member; and

(b) any trust for the direct or indirect benefit of the Employee or any Immediate Family Member of the Employee.

For purposes of this definition, “lineal descendants” shall not include individuals adopted after attaining the age of eighteen (18) years and the adopted individual’s descendants.

Appendix B-229

“Person” means and includes any natural person, general partnership, limited partnership, corporation, limited liability company, joint venture, real estate investment trust, business trust or other trust, cooperative, unincorporated association or other form of organization, whether or not a legal entity.

“Sierra” means Sierra Income Corporation, a Maryland corporation. “Transfer” means, with respect to Lock-Up Shares: (i) any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), pledge, encumbrance, grant of an option, hypothecation, mortgage, exchange, transfer or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of law), or agreement to do any of the foregoing, of any interest (legal or beneficial) in any Lock-Up Shares; (ii) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or warrants or other rights to purchase Common Shares, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (iii) any public announcement of an intention to effect any transaction specified in clause (i) or (ii); provided, however, that the term “Transfer” does not include any revocable proxy granted by the Employee or a Permitted Transferee or any exercise of rights by an executor, administrator, trustee, committee, guardian, conservator or receiver of the Employee or a Permitted Transferee, including the sale of Lock-Up Shares to pay any applicable estate taxes.

b. Restrictions on Transfer of Common Shares. The Employee agrees that, during the Lock-Up Period, Employee will not Transfer any Lock-Up Shares other than pursuant to a Permitted Transfer; provided, however, that upon any Permitted Transfer, each Permitted Transferee in such Transfer shall agree in writing to be bound by the restrictions set forth in this Section 20.

c. Legend. At the request of Sierra, all share certificates or share statements evidencing Lock-Up Shares shall bear or contain a legend or notation substantially in the following form (or in such other form as Sierra’s board of directors may determine):

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE/STATEMENT] ARE SUBJECT TO RESTRICTIONS ON TRANSFER SPECIFIED IN AN EMPLOYMENT AGREEMENT WITH THE CORPORATION, AS THE SAME MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND THE CORPORATION RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SPECIFIED CONDITIONS HAVE BEEN FULFILLED. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE CORPORATION TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

The term “Corporation” shall mean Sierra for purposes of the above legend.

d. Stop Transfer. Sierra and its transfer agent are hereby authorized to decline to make any Transfer of Lock-Up Shares if such Transfer would constitute a violation or breach of this Section 20 and the Employee agrees and consents to the entry of stop transfer instructions with Sierra’s transfer agent and registrar against any Transfer of the Lock-Up Shares not made in compliance with Section 20.

21. Miscellaneous.

a. Successors and Assigns; No Third-Party Beneficiaries. The rights and obligations of the Company under this Agreement shall be binding upon and shall inure to the benefit of the members of the Company Group and their successors and assigns. The rights and obligations of Employee under this Agreement shall be binding upon and shall inure to the benefit of the heirs and legal representatives of Employee. Employee may not assign this Agreement or any right or obligation hereunder, without the prior written consent of the Company. The Company may assign this Agreement or any right or obligation hereunder to (i) any member of the Company Group, (ii) any other entity in connection with any reorganization, change in capital structure or similar transaction or (iii) any other entity in connection with the sale of all or substantially all of the assets of the Company. For the avoidance of doubt, the Company’s right to assign this Agreement may be exercised without the prior written consent of Employee. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement.

b. Waiver; Amendments. Any waiver by either party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other breach of such provision of this Agreement. The failure of either party to insist on strict adherence to any term of this Agreement on one or more occasions shall not be considered a

Appendix B-230

waiver or deprive either party of the right thereafter to insist on strict adherence to that term or any other term of this Agreement. Neither this Agreement nor any part of it may be waived, changed or terminated orally, and any waiver, amendment or modification must be in a writing signed by Employee and the Company.

c. Governing Law; Choice of Forum. This Agreement will be governed and construed and enforced in accordance with the laws of the State of California, without regard to its conflicts of law rules. Employee hereby submits to the exclusive jurisdiction and venue of the federal and state courts located in New York, New York for resolution of any and all claims, causes of action or disputes arising out of, related to or otherwise concerning this Agreement, and Employee agrees to waive any claim relating to forum non conveniens. EACH OF THE PARTIES FURTHER ACKNOWLEDGES AND AGREES THAT ANY SUIT, ACTION OR PROCEEDING, WHETHER CLAIM OR COUNTERCLAIM, OF ANY KIND OR NATURE BROUGHT BY EITHER PARTY ARISING OUT OF THE INTERPRETATION, ENFORCEMENT OR BREACH OF THIS AGREEMENT SHALL BE RESOLVED BY A JUDGE ALONE, AND BOTH PARTIES HEREBY WAIVE AND FOREVER RENOUNCE THE RIGHT TO A TRIAL BEFORE A CIVIL JURY OF ANY SUCH SUIT, ACTION OR PROCEEDING.

d. Legal Fees and Expenses. The Company will pay legal fees and expenses incurred by Employee in connection with the drafting and negotiation of this Agreement and any related agreements.

e. Entire Agreement; Construction. This Agreement and any further agreements dated as of the date hereof and relating to the subject matter described herein contains the entire understanding of the parties relating to the subject matter of this Agreement and supersede all other prior written or oral agreements, understandings or arrangements between the parties relating to the subject matter hereof. Employee acknowledges and agrees that the compensation paid under the terms of this Agreement shall be in full satisfaction of any amounts due in connection with Employee’s employment with the Company and members of the Company Group. Employee acknowledges that, in entering into this Agreement, Employee did not rely and has not relied on any statements or representations not contained in this Agreement. The parties acknowledge and agree that each of the parties has participated in the drafting of this Agreement. Accordingly, it is the intention and agreement of the parties that the language, terms and conditions of this Agreement are not to be construed in any way against or in favor of any party hereto by reason of the responsibilities in connection with the preparation of this Agreement.

f. Severability. Any term or provision of this Agreement that is determined to be invalid or unenforceable by any court of competent jurisdiction in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and such invalid or unenforceable provision shall be modified by such court so that it is enforceable to the extent permitted by applicable law.

g. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 19(g)):

If to the Company:	Medley Capital LLC 280 Park Avenue, 6th Floor East New York, NY 10017
with a copy to:	Sullivan & Worcester LLP 1666 K Street, N.W., Suite 700 Washington, DC 20006 Attention: David Leahy, Esq.

If to Employee:	At Employee’s home address of record with Company’s Human Resources Department, as updated from time-to-time

with a copy to:	Winston & Strawn, LLP 35 W. Wacker Drive Chicago, IL 60601-9703 Attn: Michael S. Melbinger, Esq.

Appendix B-231

h. Section 409A Compliance. Although the Company makes no guarantee with respect to the tax or other treatment of payments or benefits under this Agreement and shall not be responsible in any event with regard to this Agreement’s compliance with Section 409A, payments under this Agreement are intended to be exempt from or comply with the applicable requirements of Section 409A and shall be limited, construed and interpreted in a manner so as to comply therewith. In furtherance of the foregoing:

(i) notwithstanding any provision of this Agreement to the contrary, to the extent any payment hereunder constitutes deferred compensation subject to Section 409A, and if Employee is a “specified employee” as defined for purposes of Section 409A, then all payments to be made to Employee hereunder due to the termination of Employee’s employment shall not be paid, or commence to be paid, until the earlier of (1) the date that is immediately following the date that six (6) months after the date that Employee’s employment is terminated or (2) the date of Employee’s death following such a separation from service. Upon the expiration of the preceding period, any payments that would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this provision shall be paid to Employee or Employee’s beneficiary in one lump sum (without interest).

(ii) notwithstanding any provision of this Agreement to the contrary, Employee’s employment with the Company Group shall not be deemed to have been terminated unless and until Employee has had a “separation from service,” as determined under Section 409A;

(iii) each payment that is part of a series of payments shall be a single payment for purposes of Section 409A; and

(iv) any taxable reimbursements under this Agreement, including, without limitation, those under Section 21(d), will be made no later than the end of the calendar year following the calendar year the expense was incurred. For purposes of complying with Section 409A, any such reimbursements and any in-kind benefit under this Agreement will be subject to the following: (1) payment of such reimbursements or in-kind benefits during one calendar year will not affect the amount of such reimbursement or in-kind benefits provided during a subsequent calendar year; and (2) such reimbursement benefit or rights or in-kind benefits may not be exchanged or substituted for another form of compensation to Employee.

i. Survival. The representations, warranties, covenants and other agreements contained herein, which by their nature are intended to survive the termination of Employee’s employment with the Company Group, shall survive such termination (regardless of the reason for such termination) in accordance with their stated terms.

j. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall constitute an original, and all of which together shall constitute one agreement. Any photocopy or scanned copy in portable document format (PDF) shall be deemed an original copy for all purposes.

EMPLOYEE	COMPANY

Signed:	Signed:

Date:	Name:

Title:

Date:

Appendix B-232

Exhibit A

EMPLOYEE DUTIES, AUTHORITIES AND RESPONSIBILITIES

John Fredericks, General Counsel, Chief Compliance Officer, Secretary,
Senior Executive Vice President, and Senior Managing Director

1.      Manages all legal matters of the firm.

2.      Provides advice to senior management on company strategies, new initiatives and their implementation.

3.      Involved in all business transactions and negotiation of critical contracts.

4.      Oversees pending and threatened litigation.

5.      Manages internal legal department and supervises staff members.

6.      Oversees the work of outside counsel and other service providers utilized by the firm.

7.      Serves as Chief Compliance officer and manages all related activities.

Appendix B-233

Exhibit B

INITIAL COMPENSATION

	Base Salary	2019 Annual Bonus (% of Base)	2019 Annual Bonus ($)	Cash Portion of 2019 Annual Bonus	% of Total Bonus	RSU Award Portion of 2019 Annual Bonus	% of Total Bonus	Total (Base Plus 2019 Annual Bonus)
John Fredericks, General Counsel and Chief Compliance Officer	$360,000	361.1%	$1,300,000	$520,000	40%	$780,000	60%	$1,660,000

Appendix B-234

Exhibit C

Medley Capital LLC
Beneficiary Form

Please complete this form and return it to [            ]. Elections on this form become effective on the date it is received by [_________________].

Participant Name ________________________

Designation/Change of Beneficiary

I hereby designate (revoking any prior such designation and reserving the right to change this designation in the future) the following Beneficiary of any amounts due to my named beneficiaries if my employment is terminated by death under my employment agreement, effective as of the Effective Date (“Employment Agreement”). “Effective Date” shall mean the Closing Date, as such term is defined in the Amended and Restated Agreement and Plan of Merger by and among Medley Management Inc., Sierra Income Corporation, and Sierra Management, Inc., dated as of July [    ], 2019.

Primary Beneficiary:

Name of Primary Beneficiary	Relationship to Participant

Address of Primary Beneficiary

Secondary Beneficiary:

Name of Secondary Beneficiary	Relationship to Participant

Address of Secondary Beneficiary

I understand and acknowledge the following:

•        The above designation applies solely to the following payments if my employment is terminated by my death prior to the expiration of the term of my Employment Agreement: (i) earned but unpaid base salary as of my death; (ii) any unpaid annual bonus for that year; and (iii) a pro-rated amount of my annual bonus for the year of my death (together, the “Termination Benefit”). For the avoidance of doubt, all payments are conditioned on any terms provided in my Employment Agreement.

•        In the event of my death, the Primary Beneficiary will receive the Termination Benefit, unless that individual predeceases or co-deceases me, in which case the Secondary Beneficiary will have such rights.

•        If neither Beneficiary survives me, distribution rights will lie with my estate.

Participant’s Signature	Date

Appendix B-235

Exhibit D

GENERAL RELEASE OF CLAIMS

This General Release of Claims (the “Release”) is being executed and delivered in accordance with Section 8(h) of the Employment Agreement between Medley Capital LLC and you. Each capitalized term used in this Release without definition has the meaning given to such term in the Agreement. This Release must be signed and dated no later than forty-five (45) days after you receive it. You will have [seven (7) days] after signing this Release to revoke your signature by delivering a signed notice of revocation to the Company. This Release will become binding on the eighth day after the Release is signed unless you have revoked your signature. You have the right to consult with an attorney prior to signing this Release.

In exchange for the promises and payments described in the Agreement, you (on behalf of yourself and your heirs, executors, administrators and assigns) hereby release and forever discharge the Company Group, its divisions, subsidiaries and affiliates, and all of their respective present and former directors, officers, shareholders, trustees, employees, agents, representatives, consultants, successors and assigns in their official and individual capacities (collectively, the “Released Parties”), from any and all suits, claims, demands, debts, sums of money, damages, interest, attorneys’ fees, expenses, actions, causes of action, judgments, accounts, promises, contracts, agreements, and any and all claims of law or in equity, whether now known or unknown, which you now have or ever had against the Released Parties, or any of them, including, but not limited to, any claims under Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act, the Family and Medical Leave Act, the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act of 1990, 29 U.S.C. § 626(f) (“OWBPA”), the Worker Adjustment Retraining and Notification Act (“WARN”), the Genetic Information Nondiscrimination Act, any state antidiscrimination law that is analogous to the foregoing, and any other federal, state or local statute, regulation, ordinance or common law creating employment-related causes of action, and all claims related to or arising out of your employment or the termination of your employment with the Company Group. You also waive any right you may have to recover any compensation or damages in any action against any of the Released Parties brought by any governmental entity on your behalf or on behalf of any class of which you may be a member. You hereby represent that you have not previously filed or joined in any complaints, charges or lawsuits against the Company Group pending before any governmental agency or court of law relating to your employment and/or the termination thereof.

Appendix B-236

CALIFORNIA ONLY (Delete highlighted section if outside of California)

In giving this Release, you specifically agree to waive the provisions of Section 1542 of the California Civil Code (and any other similar provisions of other applicable law), which section reads as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

MASSACHUSETTS ONLY (Delete highlighted section if outside of Massachusetts)

In giving this Release, you specifically agree to waive the provisions of the Massachusetts Wage Act, G.L. c. 149 and in so doing you explicitly waive any claims for unpaid wages.

This Release shall not apply to: (1) any vested interest you may have in any 401(k), pension or profit sharing plan, equity compensation agreement or any other employee benefit plan by virtue of your employment with the Company Group; (2) any claims that may arise after this Release is signed; (3) any claim that may not be waived by law; and (4) any right you may have to indemnification and/or advancement of legal fees by the Company Group or under its director’s and officer’s liability insurance coverage, under any agreement between you and the Company Group, under any provision of the Company Group’s bylaws or plans, or by application of law.

IN WITNESS WHEREOF, the undersigned has executed this Release as of this ___day of ___________, 20    .

Appendix B-237

Appendix C

July 28, 2019

Special Committee of the Board of Directors

of Sierra Income Corporation

c/o Sullivan & Worcester LLP

1666 K Street NW

Washington, D.C. 20006

Ladies and Gentlemen:

We understand that Sierra Income Corporation (“SIC”) proposes to enter into (i) an Amended Agreement and Plan of Merger with Medley Capital Corporation (“MCC”) (the “MCC Agreement”) and (ii) an Amended Agreement and Plan of Merger with Medley Management Inc. (“MDLY”) and a subsidiary of SIC (“Merger Sub”) (the “MDLY Agreement” and, together with the MCC Agreement, the “Agreements”).

Pursuant to the MCC Agreement and conditioned upon the consummation of the MDLY Merger, MCC will merge with and into SIC, with SIC surviving the merger (the “MCC Merger”), and each issued and outstanding share of MCC Common Stock, par value $0.001 per share (the “MCC Common Stock”) (other than such shares owned by MCC, SIC or any wholly owned subsidiary of MCC or SIC), will be converted into the right to receive between 0.66 and 0.68 shares of SIC common stock, par value $0.001 per share (the “SIC Common Stock”), as determined pursuant to a formula set forth in the MCC Merger Agreement (the “MCC Consideration”).

Pursuant to the MDLY Agreement, MDLY will merge with and into Merger Sub, with Merger Sub surviving the merger (the “MDLY Merger”), and (i) each issued and outstanding share of MDLY Class A Common Stock, par value $0.01 per share (the “MDLY Common Stock”) (other than such shares owned by MDLY, SIC or any wholly owned subsidiary of MDLY or SIC and any dissenting shares (the “Excluded MDLY Shares”)) held by a person other than a unitholder of Medley LLC, a Delaware limited liability company and a subsidiary of MDLY, will be converted into the right to receive (1) 0.2668 shares of SIC Common Stock and (2) cash in an amount equal to $2.96 per such share, (ii) each issued and outstanding share of MDLY Common Stock (other than the Excluded MDLY Shares) held by a unitholder of Medley LLC will be converted into the right to receive (1) 0.2072 shares of SIC Common Stock and (2) cash in an amount equal to $2.66 per such share, and (iii) each restricted stock unit of MDLY outstanding and not previously forfeited, other than those held by non-management directors of MDLY, and each Non-Vesting Medley Restricted Unit (as defined in the MDLY Merger Agreement) will be converted into 0.7079 restricted stock units under the SIC Incentive Plan (as defined in the MDLY Merger Agreement) (all such shares of SIC Common Stock, restricted stock units and cash described in the foregoing clauses (i) through (iii) collectively, the “MDLY Consideration”) and (iv) each issued and outstanding share of MDLY Class B Common Stock, par value $0.01 per share, will be canceled. The MCC Consideration (if applicable) and the MDLY Consideration are collectively referred to herein as the “Total Consideration”. The “Revised Transactions” refer to (A) if the MCC Merger is consummated concurrently with the MDLY Merger, the MCC Merger and MDLY Merger, collectively, or (B) if the MCC Merger is not consummated concurrently with the MDLY Merger, the MDLY Merger. The terms and conditions of the Revised Transactions are more fully set forth in the Agreements.

You have asked for our opinion as to (a) if the MCC Merger is consummated concurrently with the MDLY Merger, whether the Total Consideration to be paid and issued by SIC in the Revised Transactions, considered as a whole and not in separate parts, is fair to SIC from a financial point of view, and (b) if the MCC Merger is not consummated concurrently with the MDLY Merger, whether the MDLY Consideration to be paid and issued by SIC in the MDLY Merger, considered as a whole and not in separate parts, is fair to SIC from a financial point of view.

Appendix C-1

In connection with the opinion set forth herein, we have:

1.      Reviewed certain audited and unaudited financial information, and other business and operating data, regarding SIC, MCC and MDLY;

2.      Reviewed certain financial projections relating to MCC (the “MCC Projections”) prepared by the management of MDLY, which manages MCC, and discussed with the management of MDLY its assessment as to the relative likelihood of achieving the MCC Projections;

3.      Reviewed certain financial projections relating to MDLY prepared by the management of MDLY (the “MDLY Projections”) and discussed with the management of MDLY its assessment as to the relative likelihood of achieving the MDLY Projections;

4.      Reviewed certain financial projections relating to SIC (the “SIC Projections”) prepared by the management of MDLY, which manages SIC, and discussed with the management of MDLY its assessment as to the relative likelihood of achieving the SIC Projections;

5.      Discussed the past and current business, operations, financial condition and prospects of each of MCC and MDLY with members of senior management of MDLY, and discussed the past and current business, operations, financial condition and prospects of SIC, including after giving effect to the Revised Transactions and the strategic and financial benefits anticipated by the management of MDLY to result therefrom, with members of senior management of MDLY;

6.      Reviewed the recent stock price performance and trading activity of the MDLY Common Stock, and the financial performance of MDLY;

7.      Reviewed the recent stock price performance and trading activity of the MCC Common Stock, and the financial performance of MCC, and a comparison with that of certain other comparable companies the securities of which are publicly traded, and that are, in our judgment, comparable in certain respects to MCC;

8.      Reviewed the anticipated pro forma impact of the Revised Transactions on SIC’s net interest income, net asset value and financial ratios;

9.      Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

10.    Reviewed the Tax Receivable Agreement, dated September 23, 2014, between MDLY and the holders of units in Medley LLC (the “TRA”), and the proposed treatment of the TRA under the Agreements;

11.    Reviewed the stipulation and agreement of compromise and settlement dated July 24, 2019, among MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC Advisors LLC, Medley LLC and Medley Group LLC, on the one hand, and FrontFour Capital Group LLC and FrontFour Master Fund, Ltd., on behalf of themselves and a class of similarly situated stockholders of MCC (collectively, the “Plaintiffs”), on the other hand (the “Final Settlement Agreement,” and the litigation to which such Final Settlement Agreement relates, the “Litigation”), which provides for payment of $17 million in cash and issuance of SIC Common Stock with a value of $30 million, calculated as provided in the Final Settlement Agreement, to a settlement fund if the MCC Merger is consummated (the “Settlement Liability”);

12.    Reviewed drafts of the Agreements, each dated July 26, 2019 (the “Draft Agreements”) and certain related documents; and

13.    Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by SIC, MCC or MDLY, and that formed a substantial basis for this opinion. We have further relied upon assurances of the management of MDLY, which also manages SIC and MCC, that they are not aware of any facts or circumstances that would make such information inaccurate or misleading and that there has not been any material change in the assets, financial condition,

Appendix C-2

results of operations, business or prospects of SIC, MCC or MDLY since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to SIC, MCC or MDLY, respectively, made available to us by the SIC, MCC or MDLY.

We have assumed with your consent that:

1.      The final executed Agreements will not differ in any respect material to our analysis or this opinion from the Draft Agreements;

2.      The MCC Projections and the MDLY Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of MDLY, which manages MCC, of the future financial performance of each of MCC and MDLY on a standalone basis, respectively;

3.      The SIC Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of MDLY, which manages SIC, of the future financial performance of SIC on a standalone basis, following the acquisition of MDLY only and following the acquisition of both MCC and MDLY, respectively;

4.      The Revised Transactions will be consummated in accordance with the terms set forth in the Agreements without any waiver, amendment or delay of any terms or conditions in any manner that would be material to our opinion;

5.      The revenues and earnings projected in the SIC Projections (and, following the Revised Transactions, the revenues and earnings projected in the MCC Projections and the MDLY Projections) will be realized in the amounts and at the times projected in all respects material to our analysis;

6.      The Revised Transactions will not result in the assumption or other acquisition of any tax, regulatory or other liabilities (including liabilities of MCC and MDLY and their respective subsidiaries) other than the Settlement Liability and those provided for in the Agreements, and we have assumed with your consent that (i) the total consideration payable by SIC pursuant to the MDLY Merger was negotiated to reflect a reduction equal to the Settlement Liability and (ii) the assumption or other acquisition of liabilities provided for in the Agreements (other than the Settlement Liability) would not have a material impact on the value of SIC;

7.      The rate of taxation applied to certain earnings of SIC included in the SIC Projections and the rate of taxation applicable to MDLY included in the MDLY Projections will be experienced as projected following consummation of the Revised Transactions;

8.      In connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Revised Transactions, no delays, limitations, conditions (including any required divestitures) or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Revised Transactions;

9.      The representations and warranties of SIC, MCC and MDLY contained in the Agreements are accurate and complete in all respects material to our analysis; and

10.    The MCC Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We have further advised you of the following several important factors and assumptions that underlie our opinion expressed herein, in each case which form the bases for the analysis we have used in reaching the opinion expressed herein, and we would be unable to deliver this opinion were any of these factors or assumptions to be incorrect in any material respect:

1.      First, it is our view that, were the shares of SIC Common Stock to be listed and traded on a national securities exchange, including following consummation of the Revised Transactions, such shares, on a fully distributed basis, would trade at a substantial discount to SIC’s net asset value.

2.      Second, we have assumed with your consent that SIC and its affiliates (including MDLY), pro forma for the Revised Transactions, would, absent the tax relief afforded by the cancellation of and transfer

Appendix C-3

of benefits under the TRA, pay taxes in the full amounts and at the times projected by the management of MDLY and that the taxes resulting from the results of operations of MDLY in each year in which tax benefits are available under the TRA would be in excess of the tax benefits afforded by the TRA.

3.      Third, we have assumed with your consent that MDLY, following its acquisition by SIC, will be treated as a portfolio investment of SIC for accounting purposes and that MDLY’s financial results will not be consolidated into the financial statements of SIC.

4.      Fourth, we have assumed with your consent that the United States Securities and Exchange Commission (the “SEC”) will grant exemptive relief requested by SIC, MDLY, MCC and certain of their subsidiaries pursuant to an application initially filed on November 6, 2018 (as amended and restated on December 21, 2018, February 7, 2019 and February 15, 2019), without qualification or modification, with respect to the Revised Transactions and that if the MCC Merger is not consummated concurrently with the MDLY Merger, the SEC will grant substantially similar exemptive relief with respect to the MDLY Merger.

5.      Fifth, (i) the Final Settlement Agreement will be approved without amendment or modification in any material respect by the Delaware Court of Chancery and will not be appealed, modified, or otherwise amended or changed thereafter, (ii) the Settlement Liability (as provided for in the Final Settlement Agreement) will not, under any circumstances, exceed $47 million, calculated as described above and in the Final Settlement Agreement, (iii) neither the Final Settlement Agreement, the Delaware Court of Chancery, nor any other court or regulatory body will impose any obligations on any of SIC, MCC or MDLY in connection with the Revised Transactions or otherwise beyond those contemplated by the Final Settlement Agreement, and (iv) the legal fees and expenses of the Plaintiffs in connection with the matters and disputes referred to in the Final Settlement Agreement and in connection with any other litigation in connection with the Original Transactions (as defined below) which are reimbursable by any or all of MDLY, MCC or SIC have not exceeded, and will not exceed, $15 million and will be covered all or in substantial part by applicable insurance, and all other defense fees and costs in connection with the Litigation will be covered by insurance.

We are not legal, tax, accounting, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessments of SIC and its legal, tax, accounting, and regulatory advisors with respect to legal, tax, accounting, and regulatory matters.

We have not made any independent valuation or appraisal of SIC, MCC, MDLY or their respective assets or liabilities, we have not relied upon any such valuations or appraisals furnished to us, and this opinion does not constitute or imply any particular valuation of SIC. In arriving at our opinion, we have not conducted a physical inspection of SIC, MCC, MDLY or their respective assets. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Without limiting the generality of the foregoing, and other than as provided above, this opinion does not in any manner address the prices at which the SIC Common Stock will trade after the announcement or consummation of the Revised Transactions or at any other time.

We acted as financial advisor to the Special Committee of the Board of Directors of SIC (the “Special Committee”) and provided a fairness opinion dated August 9, 2018, in connection with the transactions contemplated by the Agreement and Plan of Merger between SIC and MCC dated August 9, 2018, and (ii) the Agreement and Plan of Merger between MDLY and a subsidiary of SIC dated August 9, 2018 (the transactions contemplated by such agreements, the “Original Transactions”). We received fees for our services from SIC in connection with that representation, and in addition we were reimbursed our out-of-pocket and legal expenses. Pursuant to an amendment dated April 17, 2019 (the “Amendment”), to the engagement letter between Broadhaven Securities LLC and the Special Committee dated July 2, 2018 (the “Engagement Letter”), we have acted as financial advisor to the Special Committee in connection with the Revised Transactions. Pursuant to such Amendment, we have received a retainer fee, we will receive a fee for rendering this opinion, and we will receive a fee upon closing of the Revised Transactions, and, if the Revised Transactions are not consummated, under certain circumstances, we will receive a separate fee for our work in connection with the Revised Transactions, which fees are in addition to those paid under the Engagement Letter. SIC’s agreement under the Engagement Letter to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement also continues in full force and effect.

Appendix C-4

Other than as described herein, in the two years prior to the date hereof, we have not provided services to SIC or MCC, but we have provided financial advisory services to MDLY as disclosed in the Engagement Letter. We may seek to provide financial advisory and other services to SIC or MDLY in the future, and we would expect to receive fees for rendering those services.

This opinion has been approved by a committee of Broadhaven Capital Partners in accordance with our customary practice. This opinion is for the information of the Special Committee (in their capacity as such) in its evaluation of the Revised Transactions. This opinion does not constitute a recommendation as to how any stockholder of SIC, MCC or MDLY should vote with respect to the Revised Transactions or any other matter. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision by SIC to proceed with or effect the Revised Transactions or the likelihood of consummation of the Revised Transactions. We have only reviewed the fairness to SIC from a financial point of view, as of the date hereof, of (a) if the MCC Merger is consummated concurrently with the MDLY Merger, the Total Consideration to be paid and issued by SIC in the Revised Transactions, considered as a whole and not in separate parts, and (b) if the MCC Merger is not consummated concurrently with the MDLY Merger, the MDLY Consideration to be paid and issued by SIC in the MDLY Merger, considered as a whole and not in separate parts, and we are not expressing any opinion as to the relative proportion of cash and shares of SIC Common Stock constituting the MDLY Consideration. Furthermore, we have not given any advice as to, nor does our opinion in any way address, (i) the fairness (financial or otherwise) or adequacy of the amount of cash or SIC Common Stock payable pursuant to the Settlement Liability or (ii) the fairness (financial or otherwise) of the Revised Transactions to any person or entity (including but not limited to MDLY or MCC or their respective stockholders) other than SIC, and this opinion may not be used or referred to in a manner inconsistent with the foregoing. Our opinion does not address the relative merits of the Revised Transactions as compared to any other transaction or business strategy in which SIC might engage, the decision of whether or not to solicit indications of interest from, or the terms or conditions on which to engage in any discussions with, any third parties regarding a transaction with SIC, or any other aspects of the Revised Transactions not expressly addressed in this opinion. This opinion does not address the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Revised Transactions, or any such class of persons, relative to the Total Consideration. This opinion also does not address the fairness (financial or otherwise) of the amount, nature or any other aspect of any consideration payable to one class of securityholders of any party to the Revised Transactions, relative to any other class of securityholders of such party. This opinion may not be quoted or referred to orally or in writing, or reproduced or disseminated, by SIC or its agents, without our prior written consent, except that a copy of this opinion may be included in its entirety and, subject to our prior review and approval (not to be unreasonably withheld or delayed), any summary of, or other description of, this opinion may be included, if required by applicable law or the rules and regulations of any applicable stock exchange, in any filing made by SIC in respect of the Revised Transactions with the SEC or such exchange.

Based on and subject to the foregoing, including the various assumptions, limitations and qualifications set forth herein, we are of the opinion that, as of the date hereof, (a) if the MCC Merger is consummated concurrently with the MDLY Merger, the Total Consideration to be paid and issued by SIC in the Revised Transactions, considered as a whole and not in separate parts, is fair to SIC from a financial point of view, and (b) if the MCC Merger is not consummated concurrently with the MDLY Merger, the MDLY Consideration to be paid and issued by SIC in the MDLY Merger, considered as a whole and not in separate parts, is fair to SIC from a financial point of view.

Very truly yours,
/s/ Broadhaven Capital Partners
Broadhaven Capital Partners

Appendix C-5

Appendix D

July 28, 2019

Special Committee of the Board of Directors

Medley Capital Corporation

280 Park Avenue, 6th Floor East

New York, NY 10017

Ladies and Gentlemen:

Medley Capital Corporation (the “Company”) and Sierra Income Corporation (“SIC”) are proposing to enter into an Amended and Restated Agreement and Plan of Merger (the “MCC Agreement”) (which MCC Merger Agreement amends and restates in its entirety that certain Agreement and Plan of Merger dated as of August 9, 2018) pursuant to which the Company will merge with and into SIC, with SIC being the surviving corporation (the “MCC Merger”). In addition, contemporaneously with the execution of the MCC Agreement, SIC, its wholly-owned subsidiary, Sierra Management Inc. (“Merger Sub”), and Medley Management Inc. (“MDLY”) are proposing to enter into a separate Amended and Restated Agreement and Plan of Merger (the “MDLY Agreement” and, together with the MCC Agreement, the “Agreements”) pursuant to which MDLY will merge with and into Merger Sub, with Merger Sub being the surviving corporation (the “MDLY Merger” and, together with the MCC Merger, the “Mergers”). The MCC Agreement provides that the closing of the MCC Merger is conditioned upon the closing of the MDLY Merger. Pursuant to the terms of the MCC Agreement, at the Effective Time, each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, excluding certain shares of Company Common Stock as specified in the MCC Agreement, will be converted into the right to receive between 0.66 and 0.68 of a share of common stock (“SIC Common Stock”), par value $0.001 per share, of SIC (the “Merger Consideration”), depending on the amount of the costs, fees and expenses of plaintiffs’ counsel in connection with that certain pending MCC stockholder class action styled In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM (the “FrontFour Action”). Capitalized terms used herein without definition have the meanings assigned to them in the MCC Agreement. The terms and conditions of the Mergers are more fully set forth in the Agreements. Prior to or at the time that the MCC Merger Agreement is entered into, the parties to the FrontFour Action will enter into a Stipulation of Settlement (the “Stipulation”) providing for, among other things, the distribution of $17 million in cash and $30 million of SIC Common Stock (net of deductions) to eligible members of the plaintiff class who hold Company Common Stock as of the closing of the MCC Merger (the “FrontFour Settlement Distribution” and, together with the Mergers, the “Transaction”). You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration, taken together with the payment of cash and SIC Common Stock in the FrontFour Settlement Distribution, to the holders of Company Common Stock (other than SIC, MDLY and their respective affiliates and those holders of Company Common Stock who are not eligible to fully participate in the FrontFour Settlement Distribution (collectively, the “Excluded Holders”)).

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution version of the MCC Agreement, the MDLY Agreement and the Stipulation; (ii) certain publicly available financial statements and other historical financial information of the Company, SIC and MDLY that we deemed relevant; (iii) certain financial projections for the Company, SIC and MDLY for the calendar years 2019 and 2020 and estimated net asset values of the Company and SIC, all as provided by the senior management of MDLY (which is the parent of the investment advisers that externally manage and advise the Company and SIC); (iv) the pro forma financial impact of the Transaction on SIC and also with respect to certain financial metrics of the Company, based on certain assumptions relating to cost savings, purchase accounting adjustments, transaction expenses and tax

Appendix D-1

benefits, as provided by the senior management of MDLY; (v) the publicly reported historical price and trading activity for Company Common Stock and the common stock of MDLY (“MDLY Common Stock”); (vi) a comparison of certain financial information for the Company and SIC with similar companies for which information is publicly available; (vii) certain financial information for asset management companies for which information is publicly available; (viii) the financial terms of certain recent business combinations in the business development company industry, to the extent publicly available, as well as the proposed amended and restated financial terms of the MDLY Merger; (ix) the current market environment generally and the business development company industry environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of MDLY and its representatives the respective businesses, financial condition, results of operations and prospects of the Company, SIC and MDLY.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by the Company, SIC, MDLY or their respective representatives or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We further have relied on the assurances of the senior management of MDLY that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company, SIC, MDLY or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans or other investments of the Company or SIC. We have not reviewed any individual credit files relating to the Company or SIC.

In preparing its analyses, Sandler O’Neill used certain financial projections for the Company, SIC and MDLY for the calendar years 2019 and 2020 and estimated net asset values of the Company and SIC, all as provided by the senior management of MDLY. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to cost savings, purchase accounting adjustments, transaction expenses and tax benefits, as provided by the senior management of MDLY. With respect to the foregoing information, the senior management of MDLY confirmed to us that such information reflected the best currently available estimates and judgments of such senior management as to the future financial performance of the Company, SIC and MDLY and the other matters covered thereby. We assumed that the future financial performance reflected in all of the foregoing information used by Sandler O’Neill would be achieved, and we express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, businesses or prospects of the Company, SIC or MDLY since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that the Company, SIC and MDLY will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreements will comply in all material respects with all material terms and conditions of the Agreements and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, SIC, MDLY or the benefits contemplated by the Transaction or any related transaction, (iii) the Transaction and any related transactions (including, without limitation, the acquisition by MDLY of all of the outstanding units of its subsidiary Medley LLC not already owned by MDLY, the termination by MDLY of its existing tax receivables agreement and the final dividend to be paid by MCC pursuant to the MCC Agreement) will be consummated in accordance with the terms of the Agreements or as otherwise described to us by representatives of the Company without any waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements, and (iv) the MCC Merger will qualify as a tax-free reorganization for federal income tax purposes.

Appendix D-2

Finally, with your consent, we have relied upon the advice that the Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Transaction and the other transactions contemplated by the Agreements. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of Company Common Stock, SIC Common Stock or MDLY Common Stock at any time or what the value of SIC Common Stock will be once it is actually received by the holders of Company Common Stock.

We have acted as the financial advisor to the Special Committee of the Board of Directors of the Company in connection with the MCC Merger and will receive a fee for our services, the substantial portion of which fee is contingent upon consummation of the MCC Merger. We will also receive a fee for rendering this opinion. The Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction with the Company from other parties, nor were we asked to, and we did not, participate in the negotiation or structuring of the FrontFour Settlement Distribution. We have not provided any other investment banking services to the Company, SIC or MDLY in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to the Company, SIC, MDLY and their respective affiliates. We may also actively trade the equity and debt securities of the Company, MDLY and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Special Committee of the Board of Directors of the Company (in its capacity as such) in connection with its consideration of the MCC Agreement and the MCC Merger and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the MCC Agreement and the MCC Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration, to the extent expressly specified herein, to the holders of Company Common Stock (other than Excluded Holders) and does not address the underlying business decision of the Company to engage in the MCC Merger, the form or structure of the Transaction or any other transactions contemplated in the Agreements, the relative merits of the Transaction as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage (including, without limitation, the MCC Merger as originally agreed upon in August 2018). We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Transaction by any officer, director or employee of the Company or SIC, or any class of such persons, if any, relative to the compensation to be received in the Transaction by any other shareholder. We further express no opinion as to the fairness of the consideration to be paid by SIC in connection with the MDLY Merger (including, without limitation, the relative fairness of such consideration and the Merger Consideration), the fairness of the amounts to be distributed in the FrontFour Settlement Distribution or any other term or aspect of the settlement of the FrontFour Action or the fairness of any term or aspect of the new investment advisory agreement to be entered into by SIC, which is to be effective as of the Effective Time. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the MCC Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration, taken together with the payment of cash and SIC Common Stock in the FrontFour Settlement Distribution, is fair to the holders of Company Common Stock (other than Excluded Holders) from a financial point of view.

Very truly yours,

Appendix D-3

Appendix E

745 Seventh Avenue New York, NY 10019 United States

CONFIDENTIAL

July 28, 2019

Special Committee of the Board of Directors of Medley Management Inc.
280 Park Avenue

6th Floor East

New York, NY 10017

Ladies and Gentlemen:

We understand that Medley Management Inc. (the “Company”) intends to enter into a transaction with Sierra Income Corporation (“SIC”) pursuant to which the Company will merge with and into Sierra Management, Inc., a Delaware corporation and wholly-owned subsidiary of SIC (“Merger Sub”); and each share of Class A Common Stock, par value $0.01 per share, of the Company (the “Company Shares”), issued and outstanding (other than Company Shares owned by SIC or any wholly-owned subsidiary of SIC or the Company and any dissenting shares) held by Public Stockholders (as defined below) shall be converted into the right to receive (i) $2.96 and (ii) .2668 shares of the common stock, par value $0.001 per share, of SIC (the “SIC Shares”), (together, the “Consideration”) (the “SIC Merger”). We understand that concurrently with the SIC Merger, SIC intends to enter into a transaction with Medley Capital Corporation (“MCC”) pursuant to which MCC will merge with and into SIC, with SIC continuing as the surviving corporation (the “MCC Merger”). The terms and conditions of the SIC Merger are set forth in more detail in the Agreement and Plan of Merger by and among the Company, SIC and Merger Sub dated as of July 28, 2019 (the “Agreement”). The terms and conditions of the MCC Merger are set forth in more detail in the Agreement and Plan of Merger by and between MCC and SIC, dated as of July 28, 2019) (the “MCC Agreement”). The summary of the SIC Merger and the MCC Merger set forth above is qualified in its entirety by the terms of the Agreement and the MCC Agreement, respectively. References herein to the Proposed Transaction should be considered as references to the SIC Merger, assuming, at the instruction of the Special Committee (as defined below), that the MCC Merger is consummated substantially concurrently with the SIC Merger and alternatively, assuming, at the Special Committee’s instruction, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Advisory Agreement (as defined below).

We have been requested by the Special Committee of the Board of Directors of the Company (the “Special Committee”) to render our opinion with respect to the fairness, from a financial point of view, to the non-management holders of Company Shares (the “Public Stockholders”) of the Consideration to be offered to such stockholders in connection with the Proposed Transaction. We have not been requested to opine as to, and except as expressly set forth herein with respect to the assumption, at the Special Committee’s instruction, that the MCC Merger is consummated substantially concurrently with the SIC Merger and the alternative assumption, at the Special Committee’s instruction, that the MCC Merger is not consummated and MCC terminates the MCC Investment Advisory Agreement, our opinion does not in any manner address the MCC Merger or the MCC Merger Agreement. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the SIC Merger or the likelihood of consummation of either the MCC Merger or the SIC Merger. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any of the parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the Public Stockholders in the Proposed Transaction. Furthermore, we express no opinion on, and our opinion does not in any manner address, the relative fairness as to the amount or the nature of the Consideration to be paid in the Proposed Transaction, whether (A) the MCC Merger is consummated substantially concurrently with the SIC Merger or (B) the MCC Merger is not consummated and MCC terminates the MCC Investment Advisory Agreement. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, and the specific terms of the Proposed Transaction; (2) the MCC Agreement; (3) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31,

Appendix E-1

745 Seventh Avenue New York, NY 10019 United States

2018 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company and financial projections of the Company prepared by management of the Company assuming that the MCC Investment Advisory Agreement is not terminated (the “Company Projections with MCC Investment Advisory Agreement”) and alternatively, assuming that MCC terminates the MCC Investment Advisory Agreement (the “Company Projections without MCC Investment Advisory Agreement,” and together with the Company Projections with MCC Investment Advisory Agreement, the “Company Projections”); (5) financial and operating information with respect to the business, operations and prospects of MCC and SIC, including financial projections of each of MCC and SIC, prepared by management of the Company as investment advisor and manager of MCC and SIC, respectively (the “Counterparties’ Projections”); (6) pro forma financial projections for SIC after giving effect to the Proposed Transaction, including cost savings, operating synergies and other strategic benefits, assuming that the MCC Merger is consummated substantially concurrently with the Proposed Transaction (the “SIC/MCC Pro Forma Projections”); (7) pro forma financial projections for SIC after giving effect to the Proposed Transaction, including cost savings, operating synergies and other strategic benefits, assuming that the MCC Merger is not consummated substantially concurrently with the Proposed Transaction and that MCC terminates the MCC Investment Advisory Agreement (the “SIC Pro Forma Projections,” and together with the SIC/MCC Pro Forma Projections, the “Pro Forma Projections”); (8) a trading history of the Company Shares from September 24, 2014 to July 26, 2019 and a trading history of the MCC Shares from September 24, 2014 to July 26, 2019; (9) a comparison of the historical dividend performance of the Company with those of the MCC and SIC; (10) a comparison of the historical financial results and present and projected financial condition of other asset management companies (“AMCs”) that we deemed relevant; (11) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions involving AMCs that we deemed relevant; (12) published estimates of one independent research analyst with respect to the future financial performance and price target of the Company; (13) a comparison of the pro forma market position of SIC following the Proposed Transaction with those of other business development companies that we deemed relevant; (14) information provided to us by the Company and its advisors with respect to the results of previous efforts by the Company and its advisors to solicit indications of interest from third parties with respect to a sale of the Company; (15) the Investment Advisory Agreement between SIC and SIC Advisors LLC (an affiliate of the Company), dated April 5, 2012; and (16) the Amended and Restated Investment Management Agreement between MCC and MCC Advisors LLC (an affiliate of the Company), dated January 19, 2014 (the “MCC Investment Advisory Agreement”). In addition, we have had discussions with the management of the Company, including in its capacity as investment advisor and manager of MCC and SIC, respectively, concerning the business, operations, assets, financial condition and prospects of each of the Company, MCC and SIC and of SIC individually and on a pro forma basis and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of management of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company, including that if the MCC Investment Advisory Agreement is not terminated that the Company will perform substantially in accordance with the Company Projections with MCC Investment Advisory Agreement and if the MCC Investment Advisory Agreement is terminated that the Company will perform substantially in accordance with the Company Projections without MCC Investment Advisory Agreement. With respect to the Counterparties’ Projections, upon the advice of management of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company and of its subsidiary that is the investment advisor and manager of MCC and SIC, respectively, as to the future financial performance of each of MCC and SIC. We have also assumed that each will perform substantially in accordance with such projections. With respect to the SIC/MCC Pro Forma Projections we have assumed that such

Appendix E-2

745 Seventh Avenue New York, NY 10019 United States

projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of SIC and MCC on a combined basis and that SIC will perform substantially in accordance with such projections, assuming the MCC Merger is consummated and, with respect to the SIC Pro Forma Projections, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of SIC and that SIC will perform substantially in accordance with such projections, assuming the MCC Merger is not consummated and the MCC Investment Advisory Agreement is terminated. Pursuant to the Special Committee’s instructions, we have relied on and utilized the Company Projections, the Counterparties’ Projections and the Pro Forma Projections in connection with our analysis and our opinion. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which the Company Shares would trade following the announcement of the Proposed Transaction or prices at which SIC Shares would trade following consummation SIC Merger and/or the MCC Merger whether the MCC Merger is consummated substantially concurrently with the SIC Merger or the MCC Merger is not consummated and MCC terminates the MCC Investment Advisory Agreement. Our opinion should not be viewed as providing any assurance that the market value of the SIC Shares to be held by the stockholders of the Company after the consummation of the SIC Merger and/or the MCC Merger will be in excess of the market value of common stock of the Company owned by such stockholders at any time prior to the announcement or consummation of the SIC Merger and/or the MCC Merger.

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We do not express any opinion as to any tax or other consequences that might result from the SIC Merger or the MCC Merger, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the Public Stockholders in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Special Committee in connection with the Proposed Transaction and will receive fees for our services a portion of which was payable upon the rendering of a prior opinion, a portion of which is payable upon rendering this opinion and a portion of which is contingent upon the consummation of the SIC Merger. In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company, SIC and MCC in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. However, in the past two years, we have not performed any investment banking or financial services for the Company, SIC or MCC for which we have earned fees.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses, including investment and commercial banking, lending, asset management and other financial and nonfinancial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, SIC and MCC for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Special Committee and, to the extent determined by the Special Committee, the Board of Directors of the

Appendix E-3

745 Seventh Avenue New York, NY 10019 United States

Company and is rendered to the Special Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any Public Stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

Appendix E-4

Appendix F

SIERRA INCOME CORPORATION
2018 Omnibus Incentive Plan

1.     Purpose. The purpose of the Sierra Income Corporation 2018 Omnibus Incentive Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s stockholders. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company” under the 1940 Act, the terms of the Plan shall be construed so as to conform to the stock-based compensation requirements applicable to “business development companies” under the 1940 Act. An Award or related transaction will be deemed to be permitted under the 1940 Act if permitted by any exemptive or “no-action” relief granted by the Commission or its staff.

In connection with the merger of Medley Management Inc., Sierra Income Corporation and Sierra Management Inc. (the “MDLY Merger”), certain awards outstanding under The Medley Management Inc. 2014 Omnibus Incentive Plan (the “Medley Plan”) shall be converted into Awards under this Plan in accordance with the terms of the Medley Plan and Section 10 of this Plan.

2. Definitions. The following definitions shall be applicable throughout the Plan.

(a) “1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

(b) “Absolute Share Limit” has the meaning given such term in Section 5(b) of the Plan.

(c) “Affiliate” means any Person that directly or indirectly controls, is controlled by or is under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.

(d) “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Restricted Share, Restricted Stock Unit, Other Stock-Based Award, or Performance Compensation Award granted under the Plan.

(e) “Board” means the Board of Directors of the Company.

(f) “Cause” means, as to any Participant, unless the applicable Award agreement states otherwise, (i) “Cause,” as defined in any employment or consulting agreement between the Participant and the Service Recipient in effect at the time of such Termination; or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of “Cause” contained therein), the Participant’s (A) willful neglect in the performance of the Participant’s duties for the Service Recipient or willful or repeated failure or refusal to perform such duties; (B) engagement in conduct in connection with the Participant’s employment or service with the Service Recipient that results, or could reasonably be expected to result, in material harm to the business or reputation of the Company or any Affiliate; (C) conviction of, or plea of guilty or no contest to, (I) any felony or (II) any other crime that results, or could reasonably be expected to result, in material harm to the business or reputation of the Company or any Affiliate; (D) material violation of the written policies of the Company and any Affiliate for which Participant is engaged in business dealings on behalf of the Company or a Service Recipient, including but not limited to those relating to sexual harassment, or the disclosure or misuse of confidential information, or any other policies set forth in the manuals or statements of policy of the Company, the Service Recipient, or an Affiliate, as applicable; (E) fraud or misappropriation, embezzlement or misuse of funds, property, or opportunity belonging to the Company or any Affiliate; or (F) act of personal dishonesty that involves personal profit in connection with the Participant’s employment or service to the Service Recipient.

Appendix F-1

(g) “Change in Control” means:

(i) the acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) (on a fully diluted basis) of either (A) the then outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock, or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any Affiliate; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate; or (III) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii) during any period of twenty-four (24) months, individuals who, at the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date hereof, whose election or nomination for election was approved by a vote of at least two-thirds (2/3rds) of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(iii) the sale, transfer or other disposition of all or substantially all of the assets of the Company to any Person that is not an Affiliate of the Company; or

(iv) a change in the management structure of the Company from an internally managed business development company to an externally managed business development company pursuant to which the Company enters into an investment advisory agreement with a third-party advisor.

(h) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(i) “Commission” means the United States Securities and Exchange Commission.

(j) “Committee” means the Compensation Committee of the Board, or the Board.

(k) “Compensation Committee” means the compensation committee of the Board. The Compensation Committee shall have at least two (2) members, each of whom shall be a “non-employee director” as defined in Rule16b-3 under the Exchange Act and, if applicable, meets the independence requirements of the applicable stock exchange, quotation system or other self-regulatory organization on which the Common Stock is traded.

(l) “Common Stock” means the common stock, par value $0.001 per share, of the Company (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).

(m) “Company” means Sierra Income Corporation, a Maryland corporation, and any successor thereto.

(n) “Continuous Service” means the Participant’s uninterrupted service with the Company or an Affiliate (including any predecessors), whether as an employee or a non-employee director.

(o) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(p) “Designated Foreign Subsidiaries” means all Affiliates organized under the laws of any jurisdiction or country other than the United States that may be designated by the Board or the Committee from time to time.

Appendix F-2

(q) “Detrimental Activity” means any of the following: (i) unauthorized disclosure of any confidential or proprietary information of the Company or its Affiliates; (ii) any activity that would be grounds to terminate the Participant’s employment or service with the Service Recipient for Cause; (iii) the breach of any noncompetition, nonsolicitation or other agreement containing restrictive covenants, with the Company or its Affiliates; or (iv) fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion.

(r) “Disability” means, as to any Participant, unless the applicable Award agreement states otherwise, (i) “Disability”, as defined in any employment or consulting agreement between the Participant and the Service Recipient in effect at the time of such Termination; or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of “Disability” contained therein), a condition entitling the Participant to receive income replacement benefits under a long-term disability plan of the Company or an Affiliate, or, in the absence of such a plan, the complete and permanent inability by reason of illness or accident to perform the duties of the occupation at which a Participant was employed or served when such disability commenced. Any determination of whether Disability exists shall be made by the Company in its sole discretion.

(s) “Dividend Shares” has the meaning given such term in Section 8(g) of the Plan.

(t) “Effective Date” means the date when the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board; provided, however, that the Plan shall not be effective until the time at which the MDLY Merger is effective, and shall not be effective with respect to Awards involving Common Stock, including Options, Restricted Shares, Restricted Stock Units and Other Stock-Based Awards, unless the Company has received an order of the Commission under Section 6(c) of the 1940 Act for an exemption from Sections 23(a) and 23(b), under Section 57(i) of the 1940 Act and Rule 17d-1 thereunder for an exemption from Section 57(a)(4) and under Section 23(c)(3) of the 1940 Act for an exemption from Section 23(c).

(u) “Eligible Person” means any (i) individual employed by the Company or an Affiliate; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of the Company or an Affiliate, including Non-Employee Directors ; (iii) consultant or advisor to the Company or an Affiliate who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act; or (iv) any prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or one of its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or providing services to the Company or one of its Affiliates), who, in the case of each of clauses (i), (ii), or (iv) above has entered into an Award agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Plan. Solely for purposes of this Section 2(t), “Affiliate” shall be limited to: (A) a Subsidiary; (B) any parent corporation of the Company within the meaning of Section 424(e) of the Code (“Parent”); (C) any corporation, trade or business of which fifty percent (50%) or more of the combined voting power of such entity’s outstanding securities is directly or indirectly controlled by the Company or any Subsidiary or Parent; or (D) any corporation, trade or business that, directly or indirectly, controls fifty percent (50%) or more of the combined voting power of the outstanding securities of the Company.

(v) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(w) “Exercise Price” has the meaning given such term in Section 7(b) of the Plan.

(x) “Fair Market Value” means, on a given date, if (i) the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary securities exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) the Common Stock is not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last sale basis, the average between the closing bid price and closing ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Stock.

Appendix F-3

(y) “Immediate Family Members” has the meaning given such term in Section 12(b) of the Plan.

(z) “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(aa) “ISO Entity” has the meaning given such term in Section 7(a) of the Plan.

(bb) “Indemnifiable Person” has the meaning given such term in Section 4(e) of the Plan.

(cc) “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(dd) “Non-Employee Director” means a member of the Board who is not an employee of the Company or any Affiliate.

(ee)     “NYSE” means the New York Stock Exchange.

(ff)     “Option” means an Award granted under Section 7 of the Plan.

(gg)     “Option Period” has the meaning given such term in Section 7(c) of the Plan.

(hh)     “Other Stock-Based Award” means an Award granted under Section 9(a) of the Plan.

(ii)     “Outstanding Equity Grants” has the meaning given such term in Section 5(g) of the Plan.

(jj)     “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.

(kk)     “Performance Compensation Award” means any Award designated by the Committee as a Performance Compensation Award pursuant to Section 9 of the Plan.

(ll)     “Periodic Grant Amount” has the meaning given such term in Section 8(b) of the Plan.

(mm)     “Permitted Transferee” has the meaning given such term in Section 12(b) of the Plan.

(nn)     “Person” means any individual, entity or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision).

(oo)     “Plan” means this Sierra Income Corporation 2018 Omnibus Incentive Plan, as it may be amended from time to time.

(pp)     “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(qq)     “Restricted Share” means a share of Common Stock, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant provide Continuous Services for a specified period of time), granted under Section 8 of the Plan.

(rr)     “Restricted Stock Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant provide Continuous Services for a specified period of time), granted under Section 8 of the Plan.

(ss)     “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(tt)     “Service Recipient” means, with respect to a Participant holding a given Award, either the Company or an Affiliate of the Company by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

Appendix F-4

(uu)     “Subsidiary” means, with respect to any specified Person:

(i)     any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of shares of such entity’s voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii)     any partnership (or any comparable foreign entity) (A) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (B) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(vv)     “Substitute Award” has the meaning given such term in Section 5(e) of the Plan.

(ww)     “Sub-Plans” means, any sub-plan to this Plan that has been adopted by the Board or the Committee for the purpose of permitting the offering of Awards to employees of certain Designated Foreign Subsidiaries or otherwise outside the United States, with each such sub-plan designed to comply with local laws applicable to offerings in such foreign jurisdictions. Although any Sub-Plan may be designated a separate and independent plan from the Plan in order to comply with applicable local laws, the Absolute Share Limit shall apply in the aggregate to the Plan and any Sub-Plan adopted hereunder.

(xx)     “Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient.

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth (10th) anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. Administration.

(a) Administration. As provided in Section 4(c), the Board has delegated the administration of the Plan to the Committee.

(b) Powers of the Committee. The Committee shall have the power, subject to the express provisions of the Plan and applicable law:

(i) To determine from time to time: which of the Eligible Persons shall be granted Awards; when and how each Award shall be granted and documented; what type or combination of types of Awards shall be granted; the provisions of each Award granted, including the time or times when a person shall be permitted to exercise an Award; and the number of shares of Common Stock with respect to which an Award shall be granted to each such person.

(ii) To construe and interpret the Plan, Awards granted under it, and any Award documentation and reconcile any inconsistency in, correct any defect in and/or supply any omission in any Award documentation. To establish, amend and revoke rules and regulations for the administration of the Plan and Awards. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award documentation, in such manner and to such extent as it shall deem necessary or expedient to make the Plan fully effective.

(iii)     To determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, shares of Common Stock, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended.

(iv) To determine whether, to what extent, and under what circumstances the delivery of cash, shares of Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee.

Appendix F-5

(v) To establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan.

(vi) To adopt Sub-Plans.

(vii) To amend an Award as provided in Section 11 of the Plan.

(viii) Generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company and its Affiliates and that are not in conflict with the provisions of the Plan.

Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards and amend, suspend or terminate the Plan as provided in Section 11 of the Plan. Any such actions by the Board shall be subject to the applicable rules of the NYSE or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

(c) Delegation to Committee. The Board has delegated administration of the Plan to the Committee; provided that a “required majority,” as defined in Section 57(o) of the 1940 Act, must approve each issuance of Awards in accordance with Section 61(a)(4)(B)(i)(I) of the 1940 Act. The Board may rescind its delegation of authority to the Committee at any time and revest in the Board the administration of the Plan, in which case references herein to the Committee shall be to the Board.

Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons who are Non-Employee Directors or otherwise are subject to Section 16 of the Exchange Act and provided that the grant of the Award complies with the 1940 Act. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any of its Affiliates, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(d) Effect of Decision. Determinations, interpretations and constructions made by the Board or the Committee, as applicable, in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(e) No member of the Board, the Committee or any employee or agent of the Company or any Affiliate (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission).

5. Grant of Awards; Shares Subject to the Plan; Limitations.

(a) The Committee may, from time to time, grant Awards to one or more Eligible Persons.

(b) Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 11 of the Plan, the total number of Awards available under the Plan shall be no more than ten percent (10%) of the outstanding shares of Common Stock as of the Effective Date (the “Absolute Share Limit”); (ii) subject to Section 11 of the Plan, grants of Awards under the Plan in respect of no more than two and one-half percent (2.5%) of the outstanding shares of Common Stock as of the Effective Date may be made to any individual Participant during any single fiscal year of the Company; (iii) no more than the number of shares of Common Stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iv) each of the foregoing limits on the number of Awards shall be subject to adjustment under Section 10 of the Plan.

Appendix F-6

(c) Other than with respect to Substitute Awards, to the extent that an Award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without delivery to the Participant of the full number of shares of Common Stock to which the Award related, the undelivered shares will again be available for grant; provided, however, that in the case of an Incentive Stock Option, the forgoing shall be subject to any limitations under the Code. Shares of Common Stock withheld in payment of the Exercise Price or taxes relating to an Award and shares equal to the number of shares surrendered (either actually or by attestation) in payment of any Exercise Price, purchase price for an Award other than an Option, or taxes relating to an Award shall be deemed to constitute shares not issued to the Participant and shall be deemed to again be available for Awards under the Plan on a one-for-one basis; provided, however, that in the case of an Incentive Stock Option, the forgoing shall be subject to any limitations under the Code; and provided further, that such shares shall not become available for issuance hereunder if: (i) the applicable shares are withheld or surrendered following the termination of the Plan; (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Plan subject to stockholder approval under any then-applicable rules of the NYSE or other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, (iii) the applicable shares were tendered by the Participant in payment of the Exercise Price of an Option or purchase price for an Award other than an Option; (iv) the applicable shares were tendered by the Participant to satisfy any tax withholding obligation with respect to an Award, or (v) the applicable shares were reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options or settlement of an Award.

(d) Shares of Common Stock issued by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase or a combination of the foregoing.

(e) Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines (“Substitute Awards”). Subject to the applicable rules of the NYSE or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, Substitute Awards shall not be counted against the Absolute Share Limit; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan. Subject to the applicable rules of the NYSE or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, available shares under a stockholder approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan.

(f) No Grants in Contravention of 1940 Act. No Award may be granted under the Plan if the grant of such Award would cause the Company to violate any section of the 1940 Act, and, if otherwise approved for grant, shall be void and of no effect.

(g) Limits on Number of Awards. Pursuant to Section 61(a)(4) of the 1940 Act, the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, or rights, at the time of issuance, together with the settlement of any Restricted Stock Units and the vesting of any Restricted Shares, whether issued under the Plan or any other compensation plan of the Company (the “Outstanding Equity Grants”), may not exceed twenty-five percent (25%) of the outstanding voting securities of the Company; provided, however, that if the amount of voting securities that would result from the exercise, settlement and vesting of all Awards issued to the Company’s directors and employees issued under the Plan or any other compensation plan of the Company, would exceed fifteen percent (15%) of the outstanding voting securities of the Company, then at the time of the grant of any Award, the total amount of voting securities that would result from the exercise of all Outstanding Equity Grants plus the new Award grant shall not exceed twenty percent (20%) of the outstanding voting securities of the Company. Shares granted pursuant to an Award of Restricted Shares or Restricted Stock Units that are used to settle tax withholding obligations pursuant to Section 12(c), or settled in cash, shall be included as “Restricted Shares issued” or “Restricted Stock Units granted” for purposes of the calculations set forth in this Section 5(g).

(h) Date of Award’s Grant. The date on which the “required majority,” as defined in Section 57(o) of the 1940 Act, and as described in Section 4(c) of the Plan, approves the issuance of an Award will be deemed the date on which such Award is granted.

Appendix F-7

(i) Application of Section 16 of the Exchange Act. With respect to persons subject to Section 16 of the Exchange Act, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successor under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed to be modified so as to be in compliance with such Rule or, if such modification is not possible, it shall be deemed to be null and void, to the extent permitted by law and deemed advisable by the Committee.

6. Eligibility. Participation in the Plan shall be limited to Eligible Persons.

7. Options.

(a) General. Each Option granted under the Plan shall be evidenced by an Award agreement, in written or electronic form, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company or any of the Company’s present or future parent or subsidiary corporations, as defined in Section 424(e) or (f) of the Code, or other Affiliates the employees of which are eligible to receive Incentive Stock Options under the Code (each an “ISO Entity”); and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided, however, that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan. No Incentive Stock Option may be granted more than ten (10) years from the date the Plan is adopted, or the date the Plan is approved by the stockholders, whichever is earlier.

(b) Exercise Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price (“Exercise Price”) per share of Common Stock for each Option shall not be less than one hundred percent (100%) of the Fair Market Value of such share (determined as of the Date of Grant); provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any ISO Entity, the Exercise Price per share shall be no less than one hundred ten percent (110%) of the Fair Market Value per share on the Date of Grant. No action shall be taken that would be treated as a repricing under the rules and regulations of the NYSE or any other securities exchange or inter-dealer quotation system on which the shares of Common Stock are listed, or if not listed quoted, or is otherwise prohibited by the 1940 Act.

(c) Vesting and Expiration; Termination.

(i) Options shall vest and become exercisable in such manner and on such date or dates or upon such events as determined by the Committee; provided, however, that notwithstanding any such vesting dates or events, the Committee may in its sole discretion accelerate the vesting of any Options at any time and for any reason.

(ii) Options shall expire upon a date determined by the Committee, not to exceed ten (10) years from the Date of Grant (the “Option Period”); provided, however, that if a ten (10) year Option Period (other than in the case of an Incentive Stock Option) would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the Option Period shall be automatically extended until the thirtieth (30th) day following the expiration of such prohibition except to the extent such extension would subject the Option to adverse tax consequences under Section 409A of the Code. Notwithstanding the foregoing, in no event shall the Option Period exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to an employee who on the Date of Grant owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or an ISO Entity.

Appendix F-8

(iii) Unless otherwise provided by the Committee, whether in an Award agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding Options granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for one (1) year thereafter (but in no event beyond the expiration of the Option Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for ninety (90) days thereafter (but in no event beyond the expiration of the Option Period).

(d) Method of Exercise and Form of Payment. No shares of Common Stock shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local and non-United States income, employment and any other applicable taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable: (i) in cash, check, cash equivalent and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual issuance of such shares to the Company); provided, however, that such shares of Common Stock are not subject to any pledge or other security interest; or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation, any one or more of the following: (A) in other property having a fair market value on the date of exercise equal to the Exercise Price; (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) a “net exercise” procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that are needed to pay the Exercise Price and all applicable required withholding and any other applicable taxes; provided, however, that such payment is permitted by the 1940 Act and otherwise legally permissible. Shares of Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise and payment of the Exercise Price, subject to compliance with applicable law. If the Participant fails to pay for or to accept delivery of all or any part of the number of shares specified in the notice upon tender of delivery thereof, the right to exercise the Option with respect to those shares shall be terminated, unless the Committee otherwise agrees.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he or she makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (i) two (2) years after the Date of Grant of the Incentive Stock Option or (ii) one (1) year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Common Stock.

(f) Limitation on Repurchase Rights. If an Option gives the Company the right to repurchase shares of Stock issued pursuant to the Plan, the terms of such repurchase right must comply with the 1940 Act.

(g) Compliance with Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other applicable law or the applicable rules and regulations of the Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

Appendix F-9

8. Restricted Shares and Restricted Stock Units.

(a) General. Each grant of Restricted Shares and Restricted Stock Units shall be evidenced by an Award agreement. Each Restricted Share and Restricted Stock Unit so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(b) Non-Employee Directors. Subject to the forfeiture restrictions set forth below, each Non-Employee Director shall automatically be granted the lesser of (i) Restricted Shares (as adjusted pursuant to Section 10 hereof) or (ii) that number of Restricted Shares equal to $ divided by the greater of (A) the closing price per share of Common Stock on the date of grant and (B) the net asset value per share of Common Stock on the date of grant (such lesser number of shares, the “Periodic Grant Amount”), on the date of such Non-Employee Director’s election or re-election to the Board of Directors. Such Restricted Shares will be granted to each Non-Employee Director on the date of the Company’s Annual Meeting of Stockholders at which such Non-Employee Director is elected or re-elected to the Board (or such other date as determined by the Board in the event that an Annual Meeting of Stockholders is not held by the Company) and the forfeiture restrictions for such shares will lapse, if the Non-Employee Director is in Continuous Service through such date, as to one-third (1/3rd) of such shares on the anniversary of such grant (or, if earlier, the Annual Meeting of Stockholders that is closest to the anniversary of such grant) over three (3) years.

(c) Stock Certificates and Book-Entry; Escrow or Similar Arrangement. Upon the grant of Restricted Shares, the Committee shall cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company’s directions and, if the Committee determines that the Restricted Shares shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Shares covered by such agreement. If a Participant shall fail to execute and deliver (in a manner permitted under Section 12(a) of the Plan or as otherwise determined by the Committee) an agreement evidencing an Award of Restricted Shares and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 8 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Shares, including, without limitation, the right to vote such Restricted Shares; provided, however, that if the lapsing of restrictions with respect to any grant of Restricted Shares is contingent on satisfaction of performance conditions (other than or in addition to the passage of time), any dividends payable on such Restricted Shares shall be held by the Company and delivered (without interest) to the Participant within fifteen (15) days following the date on which the restrictions on such Restricted Shares lapse (and the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Shares to which such dividends relate). To the extent Restricted Shares are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(d) Restricted Period; Termination.

(i) The Restricted Period with respect to Restricted Shares and Restricted Stock Units shall lapse in such manner and on such date or dates or upon such events determined by the Committee; provided, however, that notwithstanding any such dates or events, the Committee may in its sole discretion accelerate the lapse of the Restricted Period at any time and for any reason.

(ii) Unless otherwise provided by the Committee, whether in an Award agreement or otherwise, in the event of a Participant’s Termination for any reason prior to the time that such Participant’s Restricted Shares or Restricted Stock Units, as applicable, have vested (A) all vesting with respect to such Participant’s Restricted Shares or Restricted Stock Units shall cease and (B) unvested Restricted Shares and unvested Restricted Stock Units, as applicable, shall be forfeited to the Company by the Participant, for no consideration, as of the date of such Termination.

Appendix F-10

(e) Issuance of Restricted Shares and Settlement of Restricted Stock Units.

(i) Upon the expiration of the Restricted Period with respect to any Restricted Shares, the restrictions set forth in the applicable Award agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall issue to the Participant, or his or her beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the Restricted Shares that have not then been forfeited and with respect to which the Restricted Period has expired, except as set forth in the applicable Award agreement.

(ii) Unless otherwise provided by the Committee in an Award agreement or otherwise, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall issue to the Participant, or his or her beneficiary, without charge, one (1) share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (i) pay cash or part cash and part shares of Common Stock in lieu of issuing only shares of Common Stock in respect of such Restricted Stock Units; or (ii) defer the issuance of shares of Common Stock (or cash or part shares of Common Stock and part cash, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units.

(f) Legends on Restricted Shares. Each certificate (or entries in the case of book-entry form), if any, representing Restricted Shares awarded under the Plan, shall bear a legend substantially in the form of the following, in addition to any other information the Company deems appropriate, until the lapse of all restrictions with respect to such shares of Common Stock:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE Sierra income corporation 2018 Omnibus INCENTIVE PLAN AND A RESTRICTED SHARE AWARD AGREEMENT BETWEEN sierra income corporation AND THE STOCKHOLDER. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF sierra income corporation.

(g) Dividend Equivalents. The Committee may provide for dividend equivalents in respect of all outstanding Restricted Stock Units and, if so provided, any such dividend equivalents shall be in the form of share equivalents, unless otherwise provided by the Committee. Any such dividend equivalents, unless otherwise provided by the Committee, shall be deemed to be hypothetically reinvested at Fair Market Value in shares of Common Stock on the date on which any such dividend is paid by the Company on its Common Stock (“Dividend Shares”). If dividend equivalents are not so reinvested, they shall be accumulated and paid (with or without interest credited on such cash, at the sole discretion of the Committee) in cash or at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value (on the date of distribution) equal to the amount of such dividends, at the time provided below in this Section 8(g). Dividend Shares shall be deemed to constitute outstanding shares for purposes of subsequent dividend payments by the Company. Dividend Shares (and/or accumulated cash) shall be settled and delivered on the date that the Restricted Stock Units to which they relate are settled and delivered if, and only to the extent that, the related Restricted Stock Unit vests. To the extent that all or any portion of the related Restricted Stock Unit does not vest or is forfeited any Dividend Shares (and/or accumulated dividends, as the case may be) corresponding to the portion of the Restricted Stock Unit that does not vest or is forfeited shall similarly not vest and be forfeited by the participant without any compensation therefore. Any elections as to form and investment in this Section 8(g) shall be made in accordance with the principles set forth in the Plan and as otherwise provided in the form prescribed by the Committee.

(h) Deferral of Restricted Stock Units. Subject to any procedures as may be permitted or required by the Committee, a Participant may file a written election with the Company in the form prescribed by the Committee pursuant to which such Participant elects to defer the receipt of all or a portion of the Common Stock to be issued in settlement of the vested portion of a Restricted Stock Unit described in this Section 8. In addition, subject to any procedures as may be permitted or required or further amended by the Committee in its sole discretion, the following shall apply to any such deferrals:

Appendix F-11

(i) Timing of Election. Such election must be filed in December of the year prior to the year of grant (unless permitted at a later date by Section 409A of the Code, in which case it must be filed by such later date). Any such election shall remain in effect until it is revoked or until a new election is submitted, in each case during December of the year prior to the year of grant.

(ii)     Settlement of Award. If a Participant has made a deferral election with respect to any Restricted Stock Unit pursuant to this Section 8(h), the settlement of the vested portion of such Award shall be delayed until the date specified in the deferral election and Plan.

(iii) Rights of Participant during Deferral Period. Awards deferred pursuant to this Section 9(h) represent an unfunded and unsecured promise to pay on behalf of the Company. The right of any Participant to receive payments from the Company pursuant to a deferral election shall be no greater than the right of any general unsecured creditor of the Company or any Affiliate.

(i)      Consideration. To the extent permitted by the 1940 Act, Awards of Restricted Shares may be made in exchange for past services or other lawful consideration.

9. Other Stock Awards; Performance Compensation Awards.

(a) The Committee may issue unrestricted Common Stock, rights to receive grants of Awards at a future date, or other Awards denominated in Common Stock, including, without limitation, performance shares or performance units (each, a form of “Other Stock-Based Award”), under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Other Stock-Based Award granted under the Plan shall be evidenced by an Award agreement. Each Other Stock-Based Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(b) The Committee may provide for Performance Compensation Awards, subject to such terms and conditions as the Committee may deem appropriate. Each Performance Compensation Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(c) The Committee in its sole discretion may provide a Participant as part of an Other Stock-Based Award with dividends, dividend equivalents, or similar payments in respect of such Awards, payable in cash, shares of Common Stock, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Common Stock or other Awards; provided, however, that unless explicitly provided in the Award agreement, no dividends, dividend equivalents or other similar payments shall be payable in respect of outstanding unearned Performance Compensation Awards or other unearned Awards subject to (i) performance conditions (other than or in addition to the passage of time) and (ii) any dividends so payable upon satisfaction of performance conditions shall be delivered to the Participant within seventy-five (75) days following the date on which such restrictions lapse.

10. Changes in Capital Structure and Similar Events. In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the shares of Common Stock, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including, without limitation, any or all of the following:

(i) adjusting any or all of (A) the Absolute Share Limit, or any other limit applicable under the Plan with respect to the number of Awards that may be granted hereunder; (B) the number of shares of Common Stock or

Appendix F-12

other securities of the Company (or number and kind of other securities or other property) that may be issued in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan); and (C) the terms of any outstanding Award, including, without limitation, (I) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate; (II) the Exercise Price or purchase price with respect to any Award other than an Option; or (III) any applicable performance measures;

(ii)     providing for a substitution or assumption of Awards (or awards of an acquiring company), accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time (which shall not be required to be more than ten (10) days) for Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate upon the occurrence of such event); and

(iii) cancelling any one or more outstanding Awards and causing to be paid to the holders holding vested Awards (including any Awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company, as applicable, in such event), including, without limitation, in the case of an outstanding Option , a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option over the aggregate Exercise Price of such Option, respectively (it being understood that, in such event, any Option having a per share Exercise Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor);

provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 10 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 10 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. Any such adjustment shall be conclusive and binding for all purposes. Payments to holders pursuant to clause (iii) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash or securities (or any combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Common Stock, as applicable, covered by the Award at such time (less any applicable Exercise Price). In addition, prior to any payment or adjustment contemplated under this Section 10, the Committee may require a Participant to (A) represent and warrant as to the unencumbered title to his or her Award(s); (B) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Stock; and (C) deliver customary transfer documentation as reasonably determined by the Committee.

11. Amendments and Termination.

(a) Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if: (i) such approval is necessary to comply with any regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted) or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the Plan (except for increases pursuant to Section 5 or 10 of the Plan) or (iii) it would materially modify the requirements for participation in the Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 11(b) of the Plan without stockholder approval.

Appendix F-13

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively (including after a Participant’s Termination); provided, however, that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant unless the Award agreement permits the Committee to make such modification; provided, further, that without stockholder approval, except as otherwise permitted under Section 10 of the Plan: (i) no amendment or modification may reduce the Exercise Price of any Option; (ii) the Committee may not cancel any outstanding Option and replace it with a new Option (with a lower Exercise Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the cancelled Option and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

12. General.

(a) Award Agreements. Each Award under the Plan shall be evidenced by an Award agreement that shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, Disability or Termination of a Participant, or of such other events as may be determined by the Committee. For purposes of the Plan, an Award agreement may be in any such form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate or a letter) evidencing the Award. The Committee need not require an Award agreement to be signed by the Participant or a duly authorized representative of the Company.

(b) Nontransferability.

(i) Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant (including, without limitation and except as may be prohibited by applicable law, pursuant to a domestic relations order) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided, however, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of the Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Commission (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as “charitable contributions” for federal income tax purposes;

(each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, however, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with clause (ii) above shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that: (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary

Appendix F-14

or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of the Termination of the Participant under the terms of the Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award agreement.

(c) Tax Withholding.

(i) A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, shares of Common Stock, other securities or other property issuable or deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, shares of Common Stock, other securities or other property) of any required withholding or any other applicable taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding or any other applicable taxes.

(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of shares of Common Stock (that are not subject to any pledge or other security interest) owned by the Participant having a Fair Market Value equal to such withholding liability or (B) having the Company withhold from the number of shares of Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value equal to such withholding liability.

(iii) If the Participant is subject to Section 16(a) of the Exchange Act, his or her ability to pay any withholding obligation in the form of shares of Common Stock shall be subject to any additional restrictions as may be necessary to avoid any transaction that might give rise to liability under Section 16(b) of the Exchange Act.

(d) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or any Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or any Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any independent contractor relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award agreement and other than with respect to any vested Award. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to noncontinuation of the Award beyond the period provided under the Plan or any Award agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e) International Participants. With respect to Participants who reside or work outside of the United States, the Committee may, in its sole discretion, amend the terms of the Plan or Sub-Plans or outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive an Award or the amounts payable with respect to an Award, if any, due under the Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.

Appendix F-15

(g) Termination. Except as otherwise provided in an Award agreement, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; and (ii) if a Participant undergoes a Termination of employment, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be an Affiliate of the Company (by reason of sale, divestiture, spin-off or other similar transaction), unless a Participant’s employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.

(h) No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of shares of Common Stock that are subject to Awards hereunder until such shares have been issued or delivered to such person.

(i) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of the Company or any Affiliate issued under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award agreement, the Federal securities laws, or the rules, regulations and other requirements of the Commission, any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted and any other applicable Federal, state, local or non-United States laws, rules, regulations and other requirements, and, without limiting the generality of Section 8 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of the Company or any Affiliate issued under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of the Company or any Affiliate issued under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of shares of Common Stock from the public markets, the Company’s issuance of Common Stock to the Participant, the Participant’s acquisition of Common Stock from the Company and/or the Participant’s sale of Common Stock to the public markets illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable), over (B) the aggregate Exercise Price (in the case of an Option) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award); provided, however, that such payment shall only be made with respect to vested Awards. Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

Appendix F-16

(j) No Section 83(b) Elections Without Consent of Company. No election under Section 83(b) of the Code or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award agreement or by action of the Committee prior to the making of such election. If a Participant, in connection with the acquisition of shares of Common Stock under the Plan or otherwise, is expressly permitted to make such election and the Participant makes the election, the Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.

(k) Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(l) Nonexclusivity of the Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases; provided, however, that any such arrangement is permitted under the 1940 Act.

(m) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees or service providers under general law.

(n) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of or counsel to the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself and except to the extent he or she has actual knowledge of inaccuracies or material omissions in such report.

(o) Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan or as required by applicable law.

(p) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Maryland applicable to contracts made and performed wholly within the State of Maryland, without giving effect to the conflict of laws provisions thereof.

(q) Severability. If any provision of the Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or an Award would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(r) Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

Appendix F-17

(s) Section 409A of the Code.

(i) Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of this Plan comply with Section 409A of the Code, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with this Plan (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as separate payments.

(ii) Notwithstanding anything in the Plan to the contrary, if a Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are “deferred compensation” subject to Section 409A of the Code and that would otherwise be payable upon the Participant’s “separation from service” (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six months after the date of such Participant’s “separation from service” or, if earlier, the Participant’s date of death. Following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(iii) Unless otherwise provided by the Committee in an Award agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered “deferred compensation” subject to Section 409A of the Code) would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code and any regulations promulgated thereunder or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “Disability” pursuant to Section 409A of the Code and any regulations promulgated thereunder.

(t) Clawback/Forfeiture. Notwithstanding anything to the contrary contained herein, an Award agreement may provide that the Committee may in its sole discretion cancel such Award if the Participant has engaged in or engages in any Detrimental Activity. The Committee may also provide in an Award agreement that if the Participant otherwise has engaged in or engages in any Detrimental Activity, the Participant will forfeit any gain realized on the vesting or exercise of such Award, and must repay the gain to the Company. The Committee may also provide in an Award agreement that if the Participant receives any amount in excess of what the Participant should have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), then the Participant shall be required to repay any such excess amount to the Company. Without limiting the foregoing, all Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

(u) Indemnity. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made under the Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined as provided below that the Indemnifiable Person is not entitled to be indemnified); provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions or determinations of

Appendix F-18

such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Certificate of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s or any Affiliate’s organizational documents, as a matter of law, individual indemnification agreement or contract or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(v) Expenses; Gender; Titles and Headings. The expenses of administering the Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

(w) 1940 Act. No provision of this Plan shall contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable Section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the change to their Awards and such change shall be binding on such Participants.

(x) Rounding Conventions. The Committee may, in its sole discretion and taking into account any requirements of the Code, including without limitations Sections 422 through 424 and 409A of the Code, determine the effect of vesting, stock dividend and any other adjustments on shares and any cash amount payable hereunder, and may provide that no fractional shares will be issued (rounding up or down as determined by the Committee) and that cash amounts be rounded down to the nearest whole cent.

(y) Writing. References in this Plan and any Award agreement to a “writing” shall include, without limitation, direction through email, the Internet or other electronic means, as permitted from time to time by the Committee.

Appendix F-19

Appendix G

~~SECOND~~THIRD ARTICLES OF AMENDMENT AND RESTATEMENT OF

SIERRA INCOME CORPORATION

FIRST: Sierra Income Corporation, a Maryland corporation (the “Corporation”), desires to amend and restate its articles of incorporation as currently in effect and as hereinafter amended.

SECOND: The following provisions are all the provisions of the ~~Second~~Third Articles of Amendment and Restatement of the Corporation (the “Articles of Incorporation”) currently in effect and as hereinafter amended:

ARTICLE I

NAME

The name of the corporation is Sierra Income Corporation.

ARTICLE II

PURPOSE

The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force.

ARTICLE III

RESIDENT AGENT AND PRINCIPAL OFFICE

The name of the resident agent of the Corporation in Maryland is CSC-Lawyers Incorporating Service Corporation whose address is 7 St. Paul Street, Suite 1660, Baltimore Maryland 21202. The street address of the principal office of the Corporation in the State of Maryland is c/o CSC-Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 1660, Baltimore, Maryland 21202.

ARTICLE IV

PROVISIONS FOR DEFINING, LIMITING

AND REGULATING CERTAIN POWERS OF THE

CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

Section 4.1 Number, Term and Election of Directors.

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Corporation’s board of directors. The board of directors may take any actions as in its sole judgment and discretion are necessary or desirable to conduct the business of the Corporation. The number of directors that shall comprise the Corporation’s board of directors is ~~five~~six (~~5~~6), which number may be increased or decreased from time to time by the board of directors pursuant to the bylaws of the Corporation (the “Bylaws”) but in no event will be less than three.

(b) The board of directors shall be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible, and the term of office of directors of one class shall expire at each annual meeting of stockholders, and in all cases as to each director such term shall extend until his or her successor shall be elected and shall qualify or until his or earlier resignation, removal from office, death or incapacity. Additional directorships resulting from an increase in number of directors shall be apportioned among the classes as equally as possible~~. Class I initially shall consist of one independent director, Class II initially shall consist of one independent director and one non-independent director, and Class III initially shall consist of one independent director and one non-independent director. The initial term of office of directors of Class I shall expire at the Corporation’s first annual meeting of stockholders; the initial term of office of directors of Class II shall expire at the Corporation’s second annual meeting of stockholders; and the initial term of office of directors of Class III shall expire at the Corporation’s third annual meeting of stockholders. Following such initial terms, at each annual meeting of stockholders, a number of directors equal to the number of directors of the class whose term expires at the time of such meeting (or, if less, the number of~~

Appendix G-1

~~directors properly nominated and qualified for election) shall be elected to hold office until the third succeeding annual meeting of stockholders after their election~~.

(c) Each director may be reelected to an unlimited number of succeeding terms in accordance with these provisions. At each annual election, directors chosen to succeed those whose terms then expire shall be of the same class as the directors they succeed, unless by reason of any intervening changes in the authorized number of directors, the board of directors shall designate one or more directorships whose term then expires as directorships of another class in order to more nearly achieve equality of number of directors among the classes.

(d) Notwithstanding the rule that the three classes shall be as nearly equal in number of directors as possible, in the event of any change in the authorized number of directors, each director then continuing to serve as such shall nevertheless continue as a director of the class of which such director is a member until the expiration of his or her current term, or his or her prior death, resignation or removal. If any newly created directorship may, consistently with the rule that the three classes shall be as nearly equal in number of directors as possible, be allocated to any class, the board of directors shall allocate it to that of the available class whose term of office is due to expire at the earliest date following such allocation.

(e) A majority of the board of directors shall be independent directors, except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor. A director is considered independent if he or she is not an “interested person” as that term is defined under Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”). The names of the ~~initial~~ directors currently in office are ~~Seth Taube,~~ Brook Taube, ~~Spencer Neumann~~Oliver T. Kane, Valerie Lancaster -Beal ~~and~~, Stephen R. Byers~~.~~, [    ], and [    ].

(f) ~~Subject to applicable requirements of the 1940 Act and except as may be provided by the board of directors in setting the terms of any class or series of Preferred Shares (as hereinafter defined), any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is duly elected and qualifies.~~ The Corporation elects, at all times that it is eligible to so elect, to be subject to the provisions of Section 3-804(c) of the Maryland General Corporation Law (“MGCL”).

Section 4.2 Extraordinary Actions. Except as provided in Section ~~6.2 and Section 11.1,~~6.2, notwithstanding any provision of law requiring an action to be approved by the affirmative vote of the holders of shares entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable and approved by the board of directors, and approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 4.3 Authorization by Board of Directors of Share Issuance. The board of directors may authorize the issuance from time to time of shares of common stock of the Corporation (referred to herein as “shares”) of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of any class or series, whether now or hereafter authorized, for such consideration as the board of directors may deem advisable (or without consideration in the case of a share split or share dividend), subject to such restrictions or limitations, if any, as may be set forth in these Articles of Incorporation or in the Bylaws.

Section 4.4 Preemptive Rights. Except as may be provided by the board of directors in setting the terms of classified or reclassified shares pursuant to Section 5.3 or 5.4 or as may otherwise be provided by contract approved by the board of directors, no holder of shares of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of the Corporation or any other security of the Corporation which it may issue or sell.

Section 4.5 Appraisal Rights. Except as may be provided by the board of directors in setting the terms of any class or series of Preferred Shares and except as contemplated by ~~Maryland General Corporate Law (~~the ~~“~~MGCL~~”)~~, no stockholder of the Corporation shall be entitled to exercise appraisal rights in connection with any transaction.

Section 4.6 Determinations by Board of Directors. To the fullest extent permitted by law, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the board of directors consistent with these Articles of Incorporation shall be final and conclusive and shall be binding upon the Corporation and every stockholder: the amount of the net income of the Corporation for any period and the amount of assets at any

Appendix G-2

time legally available for the payment of dividends, redemption of its shares or the payment of other distributions on its shares; the amount of stated capital, capital surplus, net assets, other surplus, annual or other net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any class or series of shares of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or any shares of the Corporation; the shares of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; any conflict between the MGCL and the provisions set forth in the North American Securities Administrators Association (“NASAA”) Omnibus Guidelines; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law or the Bylaws or otherwise to be determined by the board of directors; and provided that to the extent the board of directors determines that the MGCL conflicts with the provisions set forth in the NASAA Omnibus Guidelines, NASAA Omnibus Guidelines control to the extent any provisions of the MGCL are not mandatory.

ARTICLE V

SHARES

Section 5.1 Authorized Shares. The Corporation has authority to issue 250,000,000 shares of common stock, $0.001 par value per share (“Common Stock”). The aggregate par value of all authorized shares having par value is $250,000. All shares shall be fully paid and nonassessable when issued~~, and the Corporation shall not make any mandatory Assessment against any stockholder beyond such stockholder’s subscription commitment~~. A majority of the entire board of directors, including a majority of the independent directors, without any action by the stockholders of the Corporation, may amend these Articles of Incorporation from time to time to increase or decrease the aggregate number of shares, or the number of shares of any class or series that the Corporation has authority to issue.

Section 5.2 Common Stock. Each share of Common Stock shall entitle the holder thereof to one vote. Except as otherwise provided in these Articles of Incorporation, and subject to the express terms of any class or series of Preferred Shares, holders of Common Stock shall have the exclusive right to vote on all matters as to which a stockholder is entitled to vote pursuant to applicable law at all meetings of stockholders. Unless otherwise provided, holders of Common Stock shall not be entitled to preemptive, appraisal, subscription, redemption, sinking fund, or conversion rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up, the aggregate assets available for distribution to holders of Common Stock shall be determined in accordance with applicable law and these Articles of Incorporation. Each holder of Common Stock shall be entitled to receive, ratably with each other holder of Common Stock, that portion of the assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding. The board of directors, including a majority of the independent directors, may classify or reclassify any unissued shares of Common Stock from time to time, in one or more classes or series of Common Stock or Preferred Shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations, or to dividends, qualifications, or terms or conditions of redemption of the shares.

Section 5.3 Preferred Shares. The board of directors, including a majority of the independent directors, may classify or reclassify any unissued shares of stock from time to time, in one or more classes or series of preferred stock (“Preferred Shares”) by setting or changing the preferences, covenants or other rights, voting powers, privileges, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series thereof.

Section 5.4 Classified or Reclassified Shares. Prior to the issuance of classified or reclassified shares of any class or series, the board of directors by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of shares of the Corporation; (b) specify the number of shares to be included in the class or series; and (c) set or change, subject to the express terms of any class or series of shares of the Corporation outstanding at the time, the preferences, covenants or other rights, voting powers, privileges, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series thereof; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland. Any of the terms of any class or series of shares set or changed pursuant to clause (c) of this Section 5.4 may be made

Appendix G-3

dependent upon facts or events ascertainable outside these Articles of Incorporation (including determinations by the board of directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of shares is clearly and expressly set forth in the resolution or other instrument establishing any such class or series.

Section 5.5 ~~Deferred Payments. The Corporation shall not have authority to make arrangements for deferred payments on account of the purchase price of the Corporation’s shares unless all of the following conditions are met: (a) such arrangements are warranted by the Corporation’s investment objectives; (b) the period of deferred payments coincides with the anticipated cash needs of the Corporation; (c) the deferred payments shall be evidenced by a promissory note of the stockholder, which note shall be with recourse, shall not be negotiable, shall be assignable only subject to defenses of the maker and shall not contain a provision authorizing a confession of judgment and (d) selling commissions and Front End Fees paid upon deferred payments are payable when payment is made on the note. The Corporation shall not sell or assign the deferred obligation notes at a discount. In the event of default in the payment of deferred payments by a stockholder, the stockholder may be subjected to a reasonable penalty.~~ Articles of Incorporation and Bylaws. All Persons who shall acquire shares in the Corporation shall acquire the same subject to the provisions of these Articles of Incorporation and the Bylaws. The board of directors of the Corporation shall have the exclusive power to make, alter, amend or repeal the Bylaws. In addition, the stockholders may adopt, alter or repeal any provision of the Bylaws and make new Bylaws if such action is approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, except that the stockholders shall not have the power to alter or repeal any provision of the Bylaws (a) subjecting the Corporation to the 1940 Act or (b) providing indemnification or advancement rights to any individual. The term “Person” shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c) (17) of the Internal Revenue Code of 1986, as amended (the “Code”), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

~~Section 5.6 Distributions.~~

~~(a) Any investment advisory agreement with SIC Advisors LLC (the “Adviser”) shall provide that the Adviser shall cause the Corporation to provide for adequate reserves for normal replacements and contingencies (but the Corporation shall not be required to maintain reserves for payment of fees payable to the Adviser) by causing the Corporation to retain a reasonable percentage of proceeds from offerings and revenues.~~

~~(b) From time to time and not less than quarterly, the Corporation shall cause the Adviser to review the Corporation’s accounts to determine whether cash distributions are appropriate. The Corporation may, subject to authorization by the board of directors, distribute pro rata to the stockholders funds received by the Corporation which the Adviser deems unnecessary to retain in the Corporation. The board of directors may authorize the Corporation to declare and pay to stockholders such dividends or distributions, in cash or, subject to the provisions of this Section 5.6(b), other assets of the Corporation or in securities of the Corporation or from any other source as the board of directors in its discretion shall determine. The board of directors shall endeavor to authorize the Corporation to declare and pay such dividends and distributions (i) as shall be necessary for the Corporation to qualify as a “Regulated Investment Company” under the Code and under the 1940 Act, and (ii) to the extent that the board of directors deems it unnecessary for the Corporation to retain funds received by it; provided, however, that in each case, stockholders shall have no right to any dividend or distribution unless and until authorized and declared by the board of directors. The exercise of the powers and rights of the board of directors pursuant to this Section 5.6 shall be subject to the provisions of any class or series of shares at the time outstanding. The receipt by any person in whose name any shares are registered on the records of the Corporation or by his or her duly authorized agent shall be a sufficient discharge for all dividends or distributions payable or deliverable in respect of such shares and from all liability to see to the application thereof. Other than distributions of shares of the Corporation, distributions in kind shall not be permitted, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for the dissolution of the Corporation and the liquidation of its assets in accordance with the terms of these Articles of Incorporation or distributions in which (i) the board of directors advises each stockholder of the risks associated with direct ownership of the property, (ii) the board of directors offers each stockholder the election of receiving such in-kind distributions, and (iii) in-kind distributions are made only to those stockholders that accept such offer.~~

Appendix G-4

~~Section 5.7 Articles of Incorporation and Bylaws. All persons who shall acquire shares in the Corporation shall acquire the same subject to the provisions of these Articles of Incorporation and the Bylaws. The board of directors of the Corporation shall have the exclusive power to make, alter, amend or repeal the Bylaws.~~

~~Section 5.8 Suitability of Stockholders. Upon the commencement of the Initial Public Offering and until a Liquidity Event or until the Corporation is no longer subject to the NASAA Omnibus Guidelines, the following provisions shall apply:~~

~~Section 5.8.1 Investor Suitability Standards. Subject to such heightened suitability standards established by individual states set forth in the Prospectus, to become a stockholder, if such prospective stockholder is an individual (including an individual beneficiary of a purchasing Individual Retirement Account), or if the prospective stockholder is a fiduciary (such as a trustee of a trust or corporate pension or profit sharing plan, or other tax-exempt organization, or a custodian under a Uniform Gifts to Minors Act), such individual or fiduciary, as the case may be, must represent to the Corporation, among other requirements as the Corporation may require from time to time:~~

~~(a) that such individual (or, in the case of a fiduciary, that the fiduciary account or the donor who directly or indirectly supplies the funds to purchase the Common Stock) has a minimum annual gross income of $70,000 and a net worth (excluding home, furnishings and automobiles) of not less than $70,000; or~~

~~(b) that such individual (or, in the case of a fiduciary, that the fiduciary account or the donor who directly or indirectly supplies the funds to purchase the Common Stock) has a net worth (excluding home, furnishings and automobiles) of not less than $250,000.~~

~~Section 5.8.2 Determination of Suitability of Sale. The Adviser and each Person selling Common Stock on behalf of the Corporation shall make every reasonable effort to determine that the purchase of Common Stock by a stockholder is a suitable and appropriate investment for such stockholder. In making this determination, each Person selling Common Stock on behalf of the Corporation shall ascertain that the prospective stockholder: (a) meets the minimum income and net worth standards established for the Corporation; (b) can reasonably benefit from the Corporation based on the prospective stockholder’s overall investment objectives and portfolio structure; (c) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (d) has apparent understanding of (i) the fundamental risks of the investment; (ii) the risk that the stockholder may lose the entire investment; the lack of liquidity of the Common Stock; (iv) the restrictions on transferability of the Common Stock; and (v) the tax consequences of the investment.~~

~~Each Person selling Common Stock on behalf of the Corporation shall make this determination on the basis of information it has obtained from a prospective stockholder. Relevant information for this purpose will include at least the age, investment objectives, investment experiences, income, net worth, financial situation, and other investments of the prospective stockholder, as well as any other pertinent factors.~~

~~Each Person selling Common Stock on behalf of the Corporation shall maintain records of the information used to determine that an investment in Common Stock is suitable and appropriate for a stockholder. Each Person selling Common Stock on behalf of the Corporation shall maintain these records for at least six years.~~

~~Section 5.9 Admission of Stockholders. Admission of stockholders to the Corporation shall be subject to the following:~~

~~(a) The minimum permitted purchase in the Initial Public Offering by an individual prospective stockholder is $2,000 of the Corporation’s Common Stock, or such higher number as may be required by an Administrator and as set forth in the Prospectus or as required by NASAA.~~

~~(b) Upon the original sale of Common Stock in the Initial Public Offering, the purchasing stockholders will be admitted as stockholders not less than the last day of the calendar month following the date the subscription agreement was accepted by the Corporation. Subsequent subscriptions shall be accepted or rejected by the Corporation within 30 days of receipt; if rejected, all subscription funds shall be returned to the subscriber within 10 business days.~~

~~(c) The Corporation shall amend its records at least once each calendar quarter to effect the assignment, transfer, or resale of Common Stock. For assignments, the Corporation shall recognize the assignment not later than the last day of the calendar month following receipt of notice of such assignment and any required documentation.~~

~~Section 5.10 Periodic Repurchase Rights.~~

Appendix G-5

~~(a) Commencing twelve (12) months after the date that the Corporation meets the minimum offering requirement described in its registration statement on Form N-2 (File No. 333-175624) filed with the Securities and Exchange Commission (the “SEC”), the Corporation will offer to repurchase up to two and a half percent (2.5%) of the weighted average number of shares of Common Stock outstanding in the prior four calendar quarters from the holders thereof on the fifth Business Day (as defined below) (the “Repurchase Date”) following the date that the Corporation files its Annual Report on Form 10-K or Quarterly Report on Form 10-Q with the SEC, or on such other date and time as determined by the board of directors of the Corporation and disclosed to the holders of the Common Stock through any means reasonably designed to inform the holders of the Common Stock thereof at least three Business Days prior to the applicable Repurchase Date, at a price per share of Common Stock equal to the net asset value per share of the Common Stock as disclosed in the Corporation’s most recently filed Annual Report on Form 10-K or Quarterly Report on Form 10-Q with the SEC; provided, however, that the number of shares of Common Stock to be repurchased by the Corporation under this Section 5.10(a) during any calendar year shall be limited to the number of shares of Common Stock that the Corporation can repurchase with the proceeds it receives from the sale of shares of Common Stock under the Corporation’s distribution reinvestment plan, unless the board of directors of the Corporation determines to dispense with this limitation. The Corporation shall repurchase shares of Common Stock under this Section 5.10(a) on a pro rata basis from among the requests for repurchase received by it in the event that it cannot satisfy all repurchase requests made by holders of Common Stock because of any of the limitations set forth herein. For avoidance of doubt, no holder of Common Stock shall be obligated to tender or otherwise present any shares of Common Stock for repurchase by the Corporation pursuant to the provisions of this Section 5.10(a), but may elect to do so subject to the terms and conditions contained in this Section 5.10 and otherwise specified by the Corporation in connection therewith.~~

~~(b) The board of directors of the Corporation shall have the right to suspend or terminate any repurchase to be made under Section 5.10(a) to the extent that such repurchase would cause the Corporation to violate federal law or the MGCL or otherwise to suspend or terminate the repurchase right and all of the Corporation’s obligations set forth in Section 5.10(a) to the extent that it determines that such repurchase would impair the Corporation’s capital or operations or that it is in the best interest of the Corporation to do so. The Corporation shall promptly notify the holders of Common Stock of any changes to the repurchase right and the Corporation’s obligations under Section 5.10(a), including any suspension or termination referred in this Section 5.10(b), through any means reasonably designed to inform the holders of the Common Stock thereof.~~

~~(c) A holder of Common Stock shall have the right to tender and withdraw or rescind a repurchase request in connection with the repurchase right set forth in Section 5.10(a) at any time prior to the applicable Repurchase Date. All payments required to be made by the Corporation in accordance with Section 5.10(a) shall be made within three Business Days following the Repurchase Date or such other date as determined by the Corporation and disclosed to the holders of the Common Stock through any means reasonably designed to inform them thereof at least three Business Days prior to the applicable Repurchase Date. The Corporation shall develop any other procedures necessary to effectuate the repurchase right set forth in Section 5.10(a), including the form of repurchase requests holders of Common Stock are required to tender to the Corporation in connection with each repurchase in accordance with Section 5.10(a), and inform the holders of Common Stock through any means reasonably designed to inform the holders of the Common Stock thereof at least three Business Days prior to the applicable Repurchase Date.~~

~~(d) The repurchase right and all of the Corporation’s obligations set forth in this Section 5.10 will terminate on the date that the Common Stock is listed on a national securities exchange, is included for quotation in a national securities market or, in the sole determination of the board of directors of the Corporation, a secondary trading market for the Common Stock otherwise develops.~~

~~(e) All shares of Common Stock to be repurchased in accordance with Section 5.10(a) must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If the Corporation determines that a lien or other encumbrance or restriction exists against the shares of Common Stock, the Corporation shall have no obligation to repurchase, and shall not repurchase, any of the shares of Common Stock subject to the lien or other encumbrance or restriction.~~

~~Section 5.11 Repurchase on Death or Disability.~~

~~(a) In the event of the death or Disability (as hereinafter defined) of a holder of Common Stock, the Corporation shall repurchase such holder’s shares of Common Stock, upon the holder presenting such shares for repurchase; provided, however, that the Corporation shall not be obligated to repurchase such holder’s shares of Common Stock if more than~~

Appendix G-6

~~two years have elapsed from the date of the applicable death or Disability and, in the case of a Disability, if the holder fails to provide the opinion of the qualified independent physician referred to in the penultimate sentence in this Section 5.11. The repurchase price per share of Common Stock to be paid by the Corporation to the holder or holder’s estate, as applicable, will be equal to the net asset value per share of the Common Stock as disclosed in the Corporation’s most recently filed Annual Report on Form 10-K or Quarterly Report on Form 10-Q with the SEC immediately following the date of the death or Disability of such holder. The stockholder or the stockholder’s estate, as applicable, shall notify the Corporation in writing of the stockholder’s death or Disability. As used herein, “Disability” shall mean such holder of Common Stock suffers a disability for a period of time, as determined by the board of directors of the Corporation, and the accuracy of such determination is confirmed by a qualified independent physician from whom such holder is required to receive an examination within thirty (30) days following the board of directors’ determination. The alleged disabled holder will share the opinion of such qualified independent physician with the board of directors and the board of directors will use best efforts to maintain the confidentiality of such information. If such holder fails to reasonably cooperate with the qualified independent physician, then the board of directors may, in its reasonable discretion, decide to not effectuate the repurchase right set forth above. For avoidance of doubt, no holder of Common Stock or holder’s estate shall be obligated to tender or otherwise present any shares of Common Stock for repurchase by the Corporation pursuant to the provisions of this Section 5.11(a), but may elect to do so subject to the terms and conditions contained in this Section 5.11 and otherwise specified by the Corporation in connection therewith.~~

~~(b) The Corporation shall have the right to develop procedures necessary to effectuate the repurchase right set forth in Section 5.10(a), including the form of repurchase requests holders of Common Stock are required to tender to the Corporation in connection with each repurchase in accordance with Section 5.10(a), and inform the holders of Common Stock through any means reasonably designed to inform them thereof.~~

~~(c) The board of directors of the Corporation shall have the right to suspend or terminate any repurchase to be made under Section 5.10(a) to the extent that such repurchase would cause the Corporation to violate federal law or the MGCL or otherwise to suspend or terminate the repurchase right and all of the Corporation’s obligations set forth in Section 5.10(a) to the extent that it determines that it is in the best interest of the Corporation to do so. The Corporation shall promptly notify the holders of Common Stock of any changes to the repurchase right and the Corporation’s obligations under Section 5.10(a), including any suspension or termination referred in this Section 5.11(c), through any means reasonably designed to inform the holders of the Common Stock thereof.~~

~~(d) The repurchase right and all of the Corporation’s obligations set forth in Section 5.9 will terminate on the date that the Common Stock is listed on a national securities exchange or is included for quotation in a national securities market.~~

~~(e) All shares of Common Stock to be repurchased in accordance with Section 5.10(a) must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If the Corporation determines that a lien or other encumbrance or restriction exists against the shares of Common Stock, the Corporation shall have no obligation to repurchase, and shall not repurchase, any of the shares of Common Stock subject to the lien or other encumbrance or restriction.~~

ARTICLE VI

AMENDMENTS; CERTAIN EXTRAORDINARY ACTIONS

Section 6.1 Amendments Generally. Subject to Section 6.2 hereof, the Corporation reserves the right, from time, and upon the requisite approval by the board of directors and stockholders, to time to make any amendment to these Articles of Incorporation, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in these Articles of Incorporation, of any outstanding shares. Provided that the board of directors has declared the amendment advisable and submitted it to the stockholders, any amendment to the Articles of Incorporation must be approved by the affirmative vote of holders of shares entitled to cast a majority (or such greater proportion as may be required elsewhere in the Articles of Incorporation) of the votes entitled to be cast on the matter.

Section 6.2 Approval of Certain Amendments. Notwithstanding the provisions of Section 6.1 hereof, the affirmative vote of the holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast on the matter shall be necessary to effect:

Appendix G-7

(a) Any amendment to these Articles of Incorporation to make the Common Stock a “redeemable security” or to convert the Corporation, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act); and

(b) Any amendment to Section 4.2, Section 4.6, Section 6.1 or this Section 6.2.

Section 6.3 Execution of Amendments. Upon obtaining such approvals required by the MGCL, these Articles of Incorporation and the Bylaws, and without further action or execution by any other Person, (i) any amendment to these Articles of Incorporation may be implemented and reflected in a writing executed solely by the requisite members of the board of directors, and (ii) the stockholders shall be deemed a party to and bound by such amendment of these Articles of Incorporation.

ARTICLE VII

LIMITATION OF LIABILITY; INDEMNIFICATION AND

ADVANCE OF EXPENSES

Section 7.1 Limitation of Stockholder Liability. No stockholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to the Corporation by reason of being a stockholder, nor shall any stockholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any Person in connection with the Corporation’s assets or the affairs of the Corporation by reason of being a stockholder.

Section 7.2 Limitation of Director and Officer Liability. ~~Subject to any limitation contained under~~To the fullest extent permitted by Maryland law ~~or the federal securities laws, or in this Article VII~~, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

Section 7.3 ~~(a)~~ Indemnification. ~~Subject to any limitations set forth in paragraph (b) or (c) below or, with respect to the advancement of expenses, Section 7.4, the~~The Corporation shall have the power to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, and (ii) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or director of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity ~~or (iii) the Adviser or any of its Affiliates acting as an agent of the Corporation (each such person an “Indemnitee”)~~, in each case to the fullest extent permitted by Maryland law. The Corporation may, with the approval of the board of directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a Person who served a predecessor of the Corporation in any of the capacities described in (i) or (ii) above and to any employee or agent of the Corporation or the Adviser or a predecessor thereof. The board of directors may take such action as is necessary to carry out this Section ~~7.3(a).~~7.3. No amendment of these Articles of Incorporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

~~(b) Notwithstanding anything to the contrary contained in paragraph (a) above, the Corporation shall not provide for indemnification of an Indemnitee pursuant to paragraph (a) for any liability or loss suffered by such Indemnitee, unless all of the following conditions are met:~~

~~(i) The Corporation has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of the Corporation.~~

~~(ii) The Indemnitee was acting on behalf of or performing services for the Corporation.~~

~~(iii) Such liability or loss was not the result of (A) negligence or misconduct, in the case that the Indemnitee is the Adviser or an Affiliate of the Adviser, or an officer of the Corporation or (B) gross negligence or willful misconduct, in the case that the Indemnitee is a director of the Corporation (and not also an officer of the Corporation, the Adviser or an Affiliate of the Adviser).~~

~~(iv) Such indemnification or agreement to hold harmless is recoverable only out of assets of the Corporation and not from the stockholders.~~

Appendix G-8

~~Notwithstanding the foregoing, this paragraph (b) and paragraph (c) below shall apply to the Adviser and its affiliates only so long as the shares of the Corporation are not listed on a national securities exchange.~~

~~(c) Notwithstanding anything to the contrary contained in paragraph (a) above, the Corporation shall not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee pursuant to paragraph (a) unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the Indemnitee, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the Indemnitee or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.~~

Section 7.4 ~~Payment of Expenses. The Corporation shall pay or reimburse reasonable legal expenses and other costs incurred by a director, an officer, the Adviser or any Affiliate of the Adviser in advance of final disposition of a proceeding if all of the following are satisfied: (a) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Corporation, (b) such Person provides the Corporation with written affirmation of such Person’s good faith belief that the standard of conduct necessary for indemnification by the Corporation as authorized by Section 7.3 hereof has been met, (c) the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder of the Corporation acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (d) such Person provides the Corporation with a written agreement to repay the amount paid or reimbursed by the Corporation, together with the applicable legal rate of interest thereon, in cases in which such Person is found not to be entitled to indemnification. Section 7.5~~ Express Exculpatory Clauses in Instruments. Neither the stockholders nor the directors, officers, employees or agents of the Corporation, ~~including the Adviser, an Affiliate of the Adviser or an employee of the Adviser,~~ shall be liable under any written instrument creating an obligation of the Corporation by reason of their being stockholders, directors, officers, employees or agents of the Corporation, and all Persons shall look solely to the Corporation’s assets for the payment of any claim under or for the performance of that instrument. The omission of the foregoing exculpatory language from any instrument shall not affect the validity or enforceability of such instrument and shall not render any stockholder, director, officer, employee or agent liable thereunder to any third party, nor shall the directors or any officer, employee or agent of the Corporation be liable to anyone as a result of such omission.

Section ~~7.6~~7.5 Limitation on Indemnification. As required under the 1940 Act, no provision of this Article VII shall be effective to protect or purport to protect any director or officer of the Corporation~~, the Adviser or an Affiliate of the Adviser~~ against liability to the Corporation or its stockholders to which he or she would otherwise be subject by reason of willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Section ~~7.7~~7.6 Amendment or Repeal. Neither the amendment nor repeal of this Article VII, nor the adoption or amendment of any other provision of these Articles of Incorporation or Bylaws inconsistent with this Article VII, shall apply to or affect in any respect the applicability of the preceding sections of this Article VII with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Section ~~7.8~~7.7 Non-exclusivity. The indemnification and advancement of expenses provided or authorized by this Article VII shall not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director or officer may be entitled under the bylaws, a resolution of stockholders or directors, an agreement or otherwise.

ARTICLE VIII

~~ADVISER AND ADMINISTRATOR~~

~~Section 8.1 Supervision of Adviser and Administrator.~~

~~(i) The board of directors may exercise broad discretion in allowing the Adviser and, if applicable, the Administrator, to administer and regulate the operations of the Corporation, to act as agent for the Corporation, to execute documents on behalf of the Corporation and to make executive decisions that conform to general policies and principles established by the board of directors. The board of directors shall monitor the Adviser and, if applicable, the Administrator, to assure that the administrative procedures, operations and programs of the Corporation are in the best interests of the stockholders and are fulfilled and that (i) the expenses incurred are reasonable in light of the investment performance~~

Appendix G-9

~~of the Corporation, its net assets and its net income, (ii) all Front End Fees shall be reasonable and shall not exceed 18% of the gross proceeds of any offering, regardless of the source of payment, and (iii) the percentage of gross proceeds of any offering committed to Investment in Program Assets shall be at least 82%. All items of compensation to underwriters or dealers, including, but not limited to, selling commissions, expenses, rights of first refusal, consulting fees, finders’ fees and all other items of compensation of any kind or description paid by the Corporation, directly or indirectly, shall be taken into consideration in computing the amount of allowable Front End Fees.~~

~~(ii) The board of directors is responsible for determining that compensation paid to the Adviser and the Administrator is reasonable in relation to the nature and quality of services performed and the investment performance of the Corporation and that the provisions of each of the Investment Advisory Agreement entered into with the Adviser (the “Advisory Agreement”) and the Administration Agreement entered into with the Administrator (the “Administration Agreement”) are being carried out. The board of directors may consider all factors that they deem relevant in making these determinations.~~

~~Section 8.2 Contents of Advisory Agreement. Any investment advisory agreement with the Adviser shall contain the following provisions:~~

~~(a) The Adviser has a fiduciary responsibility and duty to the Corporation and to the stockholders for the safekeeping and use of all the funds and assets of the Corporation, whether or not in the Adviser’s immediate possession or control.~~

~~(b) The Adviser shall not employ, or permit another to employ, such funds or assets except for the exclusive benefit of the Corporation (unless provided otherwise in such agreement, neither the power of direction of the Adviser nor the exercise thereof by any person shall cause such person to have duties, including fiduciary duties, or liabilities relating thereto to the Corporation or any stockholder).~~

~~(c) The Adviser shall not have an exclusive right to sell or exclusive employment to sell assets for the Corporation.~~

~~(d) No rebates or give-ups may be received by the Adviser nor may the Adviser participate in any reciprocal business arrangement which would circumvent the NASAA Omnibus Guidelines.~~

~~(e) No payments, awards, commissions, or other compensation may be made to any Person engaged to sell Shares or give investment advice to a potential stockholder; however, this prohibition shall not prohibit the payment to a registered broker-dealer under the 1934 Act, or other properly-licensed Person of normal and customary selling commissions for selling Shares.~~

~~(f) The Adviser shall not be permitted to commingle the funds of the Corporation with the funds of any other Person; however, this prohibition shall not prohibit the Adviser from establishing a master fiduciary account pursuant to which separate sub-trust accounts are established for the benefit of Affiliates of the Corporation, provided that the funds of the Corporation are protected from the claims of such other Affiliates and creditors of such other Affiliates. This prohibition shall not apply to investments meeting the requirements of Article IX hereof.~~

~~(g) From time to time and not less than quarterly, the Adviser shall review the Corporation’s accounts to determine whether cash distributions are appropriate. The Corporation shall distribute pro rata to the stockholders any cash distributions deemed appropriate for such distribution by the Adviser. In no event shall funds be advanced or borrowed solely for the purpose of such cash distributions. Any cash distributions to the Adviser shall be made only in conjunction with distributions to stockholders and as a result of any shares of Common Stock held by the Adviser. All such cash distributions shall be made only out of funds legally available therefor pursuant to the MGCL.~~

~~Section 8.3 Successor Adviser. The board of directors shall determine whether any successor Adviser possesses sufficient qualifications to perform the advisory function for the Corporation and whether the compensation provided for in its contract with the Corporation is justified.~~

~~Section 8.4 Termination. The Advisory Agreement shall provide that it is terminable by (a) a majority of the independent directors on 60 days’ written notice or (b) the Adviser on 120 days’ written notice, in each case without cause or penalty, and in each case the Adviser will cooperate with the Corporation and the board of directors in making an orderly transition of the advisory function. In addition, if the Corporation elects to continue its operations, the Adviser shall pay all expenses incurred as a result of its withdrawal.~~

~~Section 8.5 Organization and Offering Expenses Limitation. Unless otherwise provided in any resolution adopted by the board of directors, the Corporation shall reimburse the Adviser and its Affiliates for Organization and Offering~~

Appendix G-10

~~Expenses incurred by the Adviser or its Affiliates; provided, however, that the total amount of all Organization and Offering Expenses shall be reasonable and shall be included in Front End Fees for purposes of the limit on such Front End Fees set forth in Section 8.1.~~

~~Section 8.6 Acquisition Fees. Unless otherwise provided in any resolution adopted by the board of directors, the Corporation may pay the Adviser and its Affiliates fees for the review and evaluation of potential investments; provided, however, that the board of directors shall conclude that the total of all Acquisition Fees and Acquisition Expenses shall be reasonable.~~

~~Section 8.7 Reimbursement of Advisor. The Corporation shall not reimburse the Adviser or its Affiliates for services for which the Adviser or its Affiliates are entitled to compensation in the form of a separate fee. Excluded from the allowable reimbursement shall be: (a) rent or depreciation, utilities, capital equipment, other administrative items of the Adviser; and (b) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any Controlling Person of the Adviser.~~

~~Section 8.8 Reimbursement of Administrator. In the event the Corporation executes an agreement for the provision of administrative services, then the Corporation may reimburse the Administrator, at the end of each fiscal quarter, for all expenses of the Corporation incurred by the Administrator as well as the actual cost of goods and services used for or by the Corporation and obtained from entities not Affiliated with the Corporation. The Administrator may be reimbursed for the administrative services necessary for the prudent operation of the Corporation performed by it on behalf of the Corporation; provided, however, the reimbursement shall be an amount equal to the lower of the Administrator’s actual cost or the amount the Corporation would be required to pay third parties for the provision of comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to the Corporation on the basis of assets, revenues, time records or other method conforming with generally accepted accounting principles. Except as otherwise provided herein, no reimbursement shall be permitted for services for which the Administrator is entitled to compensation by way of a separate fee.~~

~~Notwithstanding the foregoing, the Corporation may reimburse the Administrator, under an agreement between the Corporation and the Administrator whereby the Administrator shall provide certain administrative services for the Corporation, for the salaries, rent and travel expenses of executive officers of the Administrator also serving in the capacity of chief financial officer or chief compliance officer of the Corporation, provided such reimbursement is approved annually by the independent directors.~~

~~ARTICLE IX~~

~~INVESTMENT OBJECTIVES AND LIMITATIONS~~

~~Section 9.1 Investment Objectives. The Corporation’s investment objectives are to generate current income and capital appreciation. The independent directors shall review the investment policies of the Corporation with sufficient frequency (not less often than annually) to determine that the policies being followed by the Corporation are in the best interests of its stockholders. Each such determination and the basis therefor shall be set forth in the minutes of the meetings of the board of directors.~~

~~Section 9.2 Investments in Other Programs~~

~~(a) The Corporation shall not invest in general partnerships or joint ventures with non-Affiliates that own and operate specific assets, unless the Corporation, alone or together with any publicly registered Affiliate of the Corporation meeting the requirements of subsection (b) below, acquires a controlling interest in such a general partnership or joint venture, but in no event shall the Adviser be entitled to duplicate fees; provided, however that the foregoing is not intended to prevent the Corporation from carrying out its business of investing and reinvesting its assets in securities of other issuers. For purposes of this Section, “controlling interest” means an equity interest possessing the power to direct or cause the direction of the management and policies of the general partnership or joint venture, including the authority to: (i) review all contracts entered into by the general partnership or joint venture that will have a material effect on its business or assets; (ii) cause a sale or refinancing of the assets or its interest therein subject, in certain cases where required by the partnership or joint venture agreement, to limits as to time, minimum amounts and/or a right of first refusal by the joint venture partner or consent of the joint venture partner; (iii) approve budgets and major capital expenditures, subject to a stated minimum amount; (iv) veto any sale or refinancing of the assets, or alternatively, to receive a specified preference on sale or refinancing proceeds and (v) exercise a right of first refusal on any desired~~

Appendix G-11

~~sale or refinancing by the joint venture partner of its interest in the assets, except for transfer to an Affiliate of the joint venture partner.~~

~~(b) The Corporation shall have the authority to invest in general partnerships or joint ventures with other publicly registered Affiliates of the Corporation if all of the following conditions are met: (i) the Affiliate and the Corporation have substantially identical investment objectives; (ii) there are no duplicate fees to the Adviser; (iii) the compensation payable by the general partnership or joint venture to the Advisers by each of the Corporation and its Affiliate that invests in such partnership or joint venture is substantially identical; (iv) each of the Corporation and the Affiliate has a right of first refusal to buy if the other party wishes to sell assets held in the joint venture; (v) the investment of each of the Corporation and its Affiliate is on substantially the same terms and conditions and (vi) any prospectus of the Corporation in use or proposed to be used when such an investment has been made or is contemplated discloses the potential risk of impasse on joint venture decisions since neither the Corporation nor its Affiliate controls the partnership or joint venture, and the potential risk that while the Corporation or its Affiliate may have the right to buy the assets from the partnership or joint venture, it may not have the resources to do so.~~

~~(c) The Corporation shall have the authority to invest in general partnerships or joint ventures with Affiliates other than publicly registered Affiliates of the Corporation only if all of the following conditions are met: (i) the investment is necessary to relieve the Adviser from any commitment to purchase the assets entered into in compliance with Section 10.1 prior to the closing of the offering period of the Corporation; (ii) there are no duplicate fees to the Adviser; (iii) the investment of each entity is on substantially the same terms and conditions; (iv) the Corporation has a right of first refusal to buy if the Adviser wishes to sell assets held in the joint venture and (v) any prospectus of the Corporation in use or proposed to be used when such an investment has been made or is contemplated discloses the potential risk of impasse on joint venture decisions.~~

~~(d) The Corporation may be structured to conduct operations through separate single-purpose entities managed by the Adviser (multi-tier arrangements); provided that the terms of any such arrangements do not result in the circumvention of any of the requirements or prohibitions contained herein or under applicable federal or state securities laws. Any agreements regarding such arrangements shall accompany any prospectus of the Corporation, if such agreement is then available, and the terms of such agreement shall contain provisions assuring that all of the following restrictions apply: (i) there will be no duplication or increase in Organization and Offering expenses, fees payable to the Adviser, program expenses or other fees and costs; (ii) there will be no substantive alteration in the fiduciary and contractual relationship between the Adviser, the Corporation and the stockholders and (iii) there will be no diminishment in the voting rights of the stockholders.~~

~~(e) Other than as specifically permitted in subsections (b), (c) and (d) above, the Corporation shall not invest in general partnerships or joint ventures with Affiliates.~~

~~(f) The Corporation shall be permitted to invest in general partnership interests of limited partnerships only if the Corporation, alone or together with any publicly registered Affiliate of the Corporation meeting the requirements of subsection (b) above, acquires a “controlling interest” as defined in subsection (a) above, the Adviser is not entitled to any duplicate fees, no additional compensation beyond that permitted under applicable law is paid to the Adviser, and the agreement of limited partnership or other applicable agreement complies with this Section 9.2.~~

~~Section 9.3 Other Goods or Services~~

~~(a) In addition to the services to be provided under the Administration Agreement, the Corporation may accept goods or other services provided by the Adviser or Administrator in connection with the operation of assets, provided that (i) Adviser, as a fiduciary, or the Administrator, as applicable, determines such self-dealing arrangement is in the best interest of the Corporation; (ii) the terms pursuant to which all such goods or services are provided to the Corporation by the Adviser or Administrator shall be embodied in a written contract, the material terms of which must be fully disclosed to the stockholders; (iii) the contract may only be modified with approval of holders of a majority of the outstanding voting securities of the Corporation and (iv) the contract shall contain a clause allowing termination without penalty on 60 days’ notice. Without limitation to the foregoing, arrangements to provide such goods or other services must meet all of the following criteria: (i) the Adviser or Administrator must be independently engaged in the business of providing such goods or services to persons other than their Affiliates and at least 33% of the Adviser’s or Administrator’s associated gross revenues must come from persons other than their Affiliates; (ii) the compensation, price or fee charged for providing such goods or services must be comparable and competitive with the compensation, price or fee charged by persons other than the Adviser or Administrator and their Affiliates in the same geographic~~

Appendix G-12

~~location who provide comparable goods or services which could reasonably be made available to the Corporation; and (iii) except in extraordinary circumstances, the compensation and other material terms of the arrangement must be fully disclosed to the stockholders. Extraordinary circumstances are limited to instances when immediate action is required and the goods or services are not immediately available from persons other than the Adviser or Administrator and their Affiliates.~~

~~(b) Notwithstanding the foregoing clause (a), if the Adviser or Administrator is not engaged in the business to the extent required by such clause, the Adviser or Administrator may provide to the Corporation other goods and services if all of the following additional conditions are met: (i) the Adviser or Administrator can demonstrate the capacity and capability to provide such goods or services on a competitive basis; (ii) the goods or services are provided at the lesser of cost or the competitive rate charged by persons other than the Adviser or Administrator and their Affiliates in the same geographic location who are in the business of providing comparable goods or services; (iii) the cost is limited to the reasonable necessary and actual expenses incurred by the Adviser or Administrator on behalf of the Corporation in providing such goods or services, exclusive of expenses of the type which may not be reimbursed under applicable federal or state securities laws and (iv) expenses are allocated in accordance with generally accepted accounting principles and are made subject to any special audit required by applicable federal and state securities laws.~~

~~ARTICLE X~~

~~CONFLICTS OF INTEREST~~

~~Section 10.1 Sales and Leases to the Corporation. Except as otherwise permitted under the 1940 Act or by a determination of the staff of the SEC under the 1940 Act, the Corporation shall not purchase or lease assets in which the Adviser or any Affiliate thereof has an interest unless all of the following conditions are met: (a) the transaction is fully disclosed to the stockholders either in a periodic report filed with the SEC or otherwise; and (b) the assets are sold or leased upon terms that are reasonable to the Corporation and at a price not to exceed the lesser of cost or fair market value as determined by an Independent Expert. Notwithstanding anything to the contrary in this Section 10.1, the Adviser may purchase assets in its own name (and assume loans in connection therewith) and temporarily hold title thereto, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for the Corporation, or the completion of construction of the assets, provided that all of the following conditions are met: (a) the assets are purchased by the Corporation at a price no greater than the cost of the assets to the Adviser; (b) all income generated by, and the expenses associated with, the assets so acquired shall be treated as belonging to the Corporation and (c) there are no other benefits arising out of such transaction to the Adviser.~~

~~Section 10.2 Sales and Leases to the Adviser, Directors or Affiliates. Except as otherwise permitted under the 1940 Act, the Corporation shall not sell assets to the Adviser or any Affiliate thereof unless such sale is duly approved by the holders of a majority of the outstanding voting securities of the Corporation. The Corporation shall not lease assets to the Adviser or any director or Affiliate thereof unless all of the following conditions are met: (a) the transaction is fully disclosed to the stockholders either in a periodic report filed with the SEC or otherwise and (b) the terms of the transaction are fair and reasonable to the Corporation.~~

~~Section 10.3 Loans. Except for the advancement of funds pursuant to Sections 7.3 and 7.4, no loans, credit facilities, credit agreements or otherwise shall be made by the Corporation to the Adviser or any Affiliate thereof.~~

~~Section 10.4 Commissions on Financing, Refinancing or Reinvestment. The Corporation shall not pay, directly or indirectly, a commission or fee to the Adviser or any Affiliate thereof (except as otherwise specified in this Article X) in connection with the reinvestment of cash flow from operations and available reserves or of the proceeds of the resale, exchange or refinancing of assets.~~

~~Section 10.5 Other Transactions. Except as otherwise permitted under the 1940 Act or by a determination of the staff of the SEC under the 1940 Act, the Corporation shall not engage in any other transaction with the Adviser or a director or Affiliate thereof unless (a) such transaction complies with the NASAA Omnibus Guidelines and all applicable law and (b) a majority of the directors (including a majority of the independent directors) not otherwise interested in such transaction approve such transaction as fair and reasonable to the Corporation and on terms and conditions not less favorable to the Corporation than those available from non-Affiliated third parties.~~

~~Section 10.6. Lending Practices. On financing made available to the Corporation by the Adviser, the Adviser may not receive interest in excess of the lesser of the Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Adviser shall not impose a prepayment charge~~

Appendix G-13

~~or penalty in connection with such financing and the Adviser shall not receive points or other financing charges. The Adviser shall be prohibited from providing permanent financing for the Corporation. For purposes of this Section 10.6, “permanent financing” shall mean any financing with a term in excess of 12 months.~~

~~ARTICLE XI~~

~~STOCKHOLDERS~~

~~Section 11.1 Additional Voting Rights of Stockholders. Subject to and in addition to the provisions of any class or series of shares then outstanding and the mandatory provisions of any applicable laws or regulations, including the MGCL, upon a vote by the holders of a majority of the shares entitled to vote on a matter, stockholders may, without the necessity for concurrence by the Adviser, direct that the board of directors cause the Corporation to: (a) amend the Advisory Agreement, the Administration Agreement, and the Articles of Incorporation; (b) remove the Adviser and elect a new investment adviser; (c) dissolve the Corporation; (d) approve or disapprove the sale of all or substantially all of the assets of the Corporation when such sale is to be made other than in the ordinary course of the Corporation’s business; or (e) cause the merger or other reorganization of the Corporation. Without approval of holders of a majority of shares entitled to vote on the matter, the Corporation shall not permit the Adviser to: (a) amend the Advisory Agreement except for amendments that do not adversely affect the interests of the stockholders; (b) voluntarily withdraw as the Adviser unless such withdrawal would not affect the tax status of the Corporation and would not materially adversely affect the stockholders; (c) appoint a new investment adviser; (d) sell all or substantially all of the Corporation’s assets when such sale is to be made other than in the ordinary course of the Corporation’s business; or (e) cause the merger or other reorganization of the Corporation. With respect to any shares owned by the Adviser, the Adviser may not vote or consent on matters submitted to the stockholders regarding the removal of the Adviser or regarding any transaction between the Corporation and the Adviser. In determining the existence of the requisite percentage of the Corporation’s shares entitled to vote on the matter and necessary to approve a matter on which the Adviser may not vote or consent pursuant to this Section 11.1, any of the Corporation’s shares entitled to vote on the matter and owned by the Adviser shall not be included.~~

~~Section 11.2 Voting Limitations on Shares Held by the Adviser, Directors and Affiliates. With respect to shares owned by the Adviser, any director, or any of their Affiliates, neither the Adviser, nor such director(s), nor any of their Affiliates may vote or consent on matters submitted to the stockholders regarding the removal of the Adviser, such director(s) or any of their Affiliates or any transaction between the Corporation and any of them. In determining the requisite percentage in interest of shares necessary to approve a matter on which the Adviser, such director(s) and any of their Affiliates may not vote or consent, any shares owned by any of them shall not be included.~~

~~Section 11.3 Right of Inspection. Any stockholder and any designated representative thereof shall be permitted access to the records of the Corporation to which it is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Inspection of the Corporation’s books and records by the office or agency administering the securities laws of a jurisdiction shall be provided upon reasonable notice and during normal business hours. Information regarding stockholders’ right to access to the Corporation’s records pertaining to its stockholders is set forth in the Bylaws.~~

~~Section 11.4 Reports.~~

~~(a) The directors, including the independent directors, shall take reasonable steps to ensure that the Corporation shall cause to be prepared and mailed or delivered by any reasonable means, including an electronic medium, to each stockholder as of a record date after the end of the fiscal year and each holder of other publicly held securities within 120 days after the end of the fiscal year to which it relates an annual report for each fiscal year ending after the commencement of the Corporation’s initial public offering that shall include: (i) financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by independent certified public accountants; (ii) a report of the activities of the Corporation during the period covered by the report; and (iii) where forecasts have been provided to the stockholders, a table comparing the forecasts previously provided with the actual results during the period covered by the report; and (iv) a report setting forth distributions to stockholders for the period covered thereby and separately identifying distributions from: (A) cash flow from operations during the period, (B) cash flow from operations during a prior period which have been held as reserves, (C) proceeds from disposition of assets; and (D) reserves from the gross proceeds. Such annual report must also contain a breakdown of the costs reimbursed to the Adviser. The directors shall take reasonable steps to ensure that, (i) within the scope of the annual audit of the Adviser’s financial statements, the independent certified public accountants preparing such annual~~

Appendix G-14

~~report will issue a special report on the allocation of such costs to the Corporation in accordance with the Advisory Agreement, (ii) the special report shall be in accordance with the American Institute of Certified Public Accountants United States Auditing Standards relating to special reports, (iii) the additional costs of such special report will be itemized and may be reimbursed to the Adviser by the Corporation in accordance with this Section only to the extent that such reimbursement, when added to the cost for administrative services rendered, does not exceed the competitive rate for such services as determined above, (iv) the special report shall at minimum provide: a review of the time records of individual employees, the costs of whose services were reimbursed; and a review of the specific nature of the work performed by each such employee, and (v) the prospectus, prospectus supplement or periodic report as filed with the SEC shall disclose in tabular form an itemized estimate of such proposed expenses for the next fiscal year together with a breakdown by year of such expenses reimbursed in each of the last five public programs formed by the Adviser.~~

~~(b) The directors, including the independent directors, shall take reasonable steps to ensure that the Corporation shall cause to be prepared and mailed or delivered to each stockholder within 60 days after the end of each fiscal quarter of the Corporation, a report containing the same financial information (i) contained in the Corporation’s Quarterly Report on Form 10-Q filed by the Corporation under the 1934 Act and (ii) within 120 days after the end of each fiscal year of the Corporation, a report containing the same financial information contained in the Corporation’s Annual Report on Form 10-K filed by the Corporation under the 1934 Act.~~

~~(c) The directors, including the independent directors, shall take reasonable steps to ensure that the Corporation shall cause to be prepared and mailed or delivered within 75 days after the end of each fiscal year of the Corporation to each Person who was at any time during such fiscal year a stockholder all information necessary for the preparation of the stockholders’ federal income tax returns.~~

~~(d) If shares have been purchased on a deferred payment basis, on which there remains an unpaid balance during any period covered by any report required by subsections (a) and (b) above; then such report shall contain a detailed statement of the status of all deferred payments, actions taken by the Corporation in response to any defaults, and a discussion and analysis of the impact on capital requirements of the Corporation.~~

~~ARTICLE XII~~

~~ROLL-UP TRANSACTIONS~~

~~Section 12.1 Roll-up Transactions. In connection with any proposed Roll-Up Transaction, an appraisal of all of the Corporation’s assets shall be obtained from a competent Independent Expert. The Corporation’s assets shall be appraised on a consistent basis, and the appraisal shall be based on the evaluation of all relevant information and shall indicate the value of the assets as of a date immediately prior to the announcement of the proposed Roll-Up Transaction. The appraisal shall assume an orderly liquidation of the assets over a twelve-month period. The terms of the engagement of the Independent Expert shall clearly state that the engagement is for the benefit of the Corporation and the stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to stockholders in connection with a proposed Roll-Up Transaction. In connection with a proposed Roll-Up Transaction, the Person sponsoring the Roll-Up Transaction shall offer to stockholders who vote against the proposed Roll-Up Transaction the choice of:~~

~~(a) accepting the securities of a Roll-Up Entity offered in the proposed Roll-Up Transaction; or~~

~~(b) one of the following:~~

~~(i) remaining as stockholders and preserving their interests therein on the same terms and conditions as existed previously; or~~

~~(ii) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of the net assets of the Corporation.~~

~~The Corporation is prohibited from participating in any proposed Roll-Up Transaction:~~

~~(c) that would result in the stockholders having voting rights in a Roll-Up Entity that are less than the rights provided for in the second sentence of~~

~~Section 12.2 hereof;~~

Appendix G-15

~~(a) that includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the Roll-Up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity), or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the shares held by that investor;~~

~~(b) in which investor’s rights to access of records of the Roll-Up Entity will be less than those described in Section 11.3 hereof; or~~

~~(c) in which any of the costs of the Roll-Up Transaction would be borne by the Corporation if the Roll-Up Transaction is rejected by the stockholders.~~

~~ARTICLE XIII~~

~~DEFINITIONS~~

~~As used in these Articles of Incorporation, the following terms shall have the following meanings unless the context otherwise requires:~~

~~1934 Act. The term “1934 Act” shall mean Securities Exchange Act of 1934, as amended.~~

~~Acquisition Expenses. The term “Acquisition Expenses” shall mean any and all expenses incurred by the Corporation, the Adviser, or any Affiliate of either in connection with the initial purchase or acquisition of assets, whether or not acquired, by the Corporation, including, without limitation, legal fees and expenses, travel and communications expenses, accounting fees and expenses, any commission, selection fee, supervision fee, financing fee, non-recurring management fee or any fee of a similar nature, however designated.~~

~~Acquisition Fee. The term “Acquisition Fee” shall mean any and all fees and commissions, exclusive of Acquisition Expenses, paid by any Person to any other Person (including any fees or commissions paid by or to any Affiliate of the Corporation or the Adviser) in connection with the initial purchase or acquisition of assets by the Corporation. Included in the computation of such fees or commissions shall be any commission, selection fee, supervision fee, financing fee, non-recurring management fee or any fee of a similar nature, however designated.~~

~~Administrator. The term “Administrator” means the Person or Persons, if any, appointed, employed or contracted with by the Corporation pursuant to an Administration Agreement to provide the administrative services necessary for the operation of the Corporation, including any Person to whom the Administrator subcontracts any and all such services and including any successor to an Administrator who enters into an administration agreement with the Corporation or who subcontracts with a successor Administrator.~~

~~Adviser. The term “Adviser” shall mean SIC Advisors LLC, the Corporation’s investment adviser, or any successor to SIC Advisors LLC.~~

~~Affiliate or Affiliated. The term “Affiliate” or “Affiliated” shall mean, with respect to any Person, (i) any Person directly or indirectly owning, controlling or holding, with the power to vote, ten percent or more of the outstanding voting securities of such other Person; (ii) any Person ten percent or more of~~

~~whose outstanding voting securities are directly or indirectly owned, controlled or held, with the power to vote, by such other Person; (iii) any Person directly or indirectly controlling, controlled by or under common control with such other Person; (iv) any executive officer, director, director or general partner of such other Person; and (v) any legal entity for which such Person acts as an executive officer, director, director or general partner.~~

~~Assessment. The term “Assessment” shall mean any additional amounts of capital which may be mandatorily required of, or paid voluntarily by, a stockholder beyond his or her subscription commitment excluding deferred payments.~~

~~Beneficial Ownership. The term “Beneficial Ownership” (unless indicated otherwise) shall mean ownership of Common Stock by a Person, whether the interest in Common Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.~~

~~Business Day. The term “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law or executive order to close.~~

Appendix G-16

~~Capital Contributions. The term “Capital Contributions” shall mean the total investment, including the original investment and amounts reinvested pursuant to a distribution reinvestment plan, in the Corporation by a stockholder or by all stockholders, as the case may be. Unless otherwise specified, Capital Contributions shall be deemed to include principal amounts to be received on account of deferred payments.~~

~~Code. The term “Code” shall mean the Internal Revenue Code of 1986, as amended~~.

~~Controlling Person. The term “Controlling Person” shall mean, with respect to a corporation, trust, partnership, estate, or partner of a trust, a Person with responsibilities similar to (a) the chairman or member of the board of directors, (b) executive officers, (c) those holding 10% or more equity interest or any other Person having the power to direct or cause the direction thereof.~~

~~Front End Fees. The term “Front End Fees” shall mean fees and expenses paid by any party for any services rendered to organize the Corporation and to acquire assets for the Corporation, including Organization and Offering Expenses, Acquisition Fees, Acquisition Expenses, and any other similar fees, however designated by the Sponsor.~~

~~Independent Expert. The term “Independent Expert” shall mean a Person with no material current or prior business or personal relationship with the Sponsor who is engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by the Corporation, and who is qualified to perform such work.~~

~~Initial Public Offering. The term “Initial Public Offering” shall mean the first offering of the Common Stock pursuant to an effective registration statement filed under the Securities Act of 1933, as amended.~~

~~Investment in Program Assets. The term “Investment in Program Assets” shall mean the amount of Capital Contributions actually paid or allocated to the purchase or development of assets acquired by the Corporation (including working capital reserves allocable thereto, except that working capital reserves in excess of three percent shall not be included) and other cash payments such as interest and taxes, but excluding Front End Fees.~~

~~Liquidity Event. The term “Liquidity Event” shall mean a Listing or any merger, reorganization, business combination, share exchange, acquisition by any Person or related group of Persons of beneficial ownership of all or substantially all of the shares of capital stock in the Corporation in one or more related transactions, or similar transaction involving the Corporation pursuant to which the stockholders receive for their shares of capital stock, as full or partial consideration, cash, Listed or non-Listed equity securities or combination thereof: (a) a Listing; (b) a sale or merger in a transaction that provides stockholders with cash and/or securities of a publicly traded company; or (c) a sale of all or substantially all of the assets of the Corporation for cash or other consideration.~~

~~Listing. The term “Listing” shall mean the listing of the shares of Common Stock (or any successor thereof) on a national securities exchange or national securities association registered with the SEC or the receipt by the stockholders of securities that are approved for trading on a national securities exchange or national securities association registered with the SEC in exchange for Common Stock. The term “Listed” shall have the correlative meaning. With regard to the Common Stock, upon commencement of trading of the Common Stock on a national securities exchange or national securities association registered with the SEC, the Common Stock shall be deemed Listed.~~

~~Organization and Offering Expenses. The term “Organization and Offering Expenses” shall mean any and all costs and expenses incurred by and to be paid from the assets of the Corporation in connection with the formation, qualification and registration of the Corporation, and the marketing and distribution of Common Stock, including, without limitation, total underwriting and brokerage discounts and commissions (including fees of the underwriters’ attorneys), expenses for printing, engraving, amending, supplementing, mailing and distributing costs, salaries of employees while engaged in sales activity, telephone and other telecommunications costs, all advertising and marketing expenses (including the costs related to investor and broker-dealer sales meetings), charges of transfer agents, registrars, directors, escrow holders, depositories, experts, fees, expenses and taxes related to the filing, registration and qualification of the sale of the Common Stock under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.~~

~~Person. The term “Person” shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c) (17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the 1934 Act.~~

Appendix G-17

~~Prospectus. The term “Prospectus” shall mean a prospectus, as the same may be amended or supplemented from time to time, contained in a registration statement filed under the Securities Act of 1933, as amended.~~

~~Roll-Up Entity. The term “Roll-Up Entity” shall mean a partnership, trust, corporation, or similar entity that would be created or would survive after the successful completion of a proposed Roll-Up Transaction.~~

~~Roll-Up Transaction. The term “Roll-Up Transaction” shall mean a transaction involving the acquisition, merger, conversion or consolidation either directly or indirectly of the Corporation and the issuance of securities of a Roll-Up Entity to the stockholders. Such term does not include:~~

~~(a) a transaction involving securities of the Corporation that have been for at least twelve months listed on a national securities exchange; or~~

~~(b) a transaction involving the conversion to corporate, trust or association form of only the Corporation, if, as a consequence of the transaction, there will be no significant adverse change in any of the following:~~

~~(i) stockholders’ voting rights;~~

~~(ii) the term of existence of the Corporation;~~

~~(iii) Sponsor or Adviser compensation; or~~

~~(iv) the Corporation’s investment objectives.~~

~~Sponsor. The term “Sponsor” shall mean any Person which (i) is directly or indirectly instrumental in organizing, wholly or in part, the Corporation, will control, manage or participate in the management of the Corporation, and any Affiliate of any such Person, (iii) takes the initiative, directly or indirectly, in founding or organizing the Corporation, either alone or in conjunction with one or more other Persons, (iv) receives a material participation in the Corporation in connection with the founding or organizing of the business of the Corporation, in consideration of services or property, or both services and property, (v) has a substantial number of relationships and contacts with the Corporation, (vi) possesses significant rights to control assets, (vii) receives fees for providing services to the Corporation which are paid on a basis that is not customary in the industry or (viii) provides goods or services to the Corporation on a basis which was not negotiated at arm’s-length with the Corporation. “Sponsor” does not include any Person whose only relationship with the Corporation is that of an independent manager of the assets and whose only compensation is as such, or wholly independent third parties such as attorneys, accountants and underwriters whose only compensation is for professional services.~~

~~ARTICLE XIV~~

~~DURATION OF THE CORPORATION~~

~~Section 14.1 Duration. The Corporation shall continue perpetually unless terminated pursuant to the provisions contained herein or pursuant to any applicable provision of the MGCL.~~

~~Section 14.2 Liquidation. The Corporation may be dissolved at any time, without the necessity for concurrence by the board of directors, upon affirmative vote by the holders of more than fifty percent (50%) of the outstanding shares of capital stock entitled to vote on the matter.~~

~~ARTICLE XV~~

MISCELLANEOUS

~~Section 15.1 Provisions in Conflict with Law or Regulations.~~

~~(a)~~ If and to the extent that any provision of the MGCL or any provision of these Articles of Incorporation or Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act shall control; provided, however, that such conflict shall not affect any of the remaining provisions of these Articles of Incorporation or the Bylaws or render invalid or improper any action taken or omitted prior to such determination.

~~(b) If any provision of these Articles of Incorporation or the Bylaws shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall, not~~

Appendix G-18

~~in any manner affect such provision in any other jurisdiction or any other provision of these Articles of Incorporation or the Bylaws in any jurisdiction.~~

THIRD: The amendment to and restatement of the Articles of Incorporation as hereinabove set forth have been duly advised by the board of directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation in Maryland is as set forth in Article III of the foregoing amendment and restatement of the Articles of Incorporation.

FIFTH: The name and address of the Corporation’s current resident agent in Maryland is as set forth in Article III of the foregoing amendment and restatement of the Articles of Incorporation.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article IV of the foregoing amendment and restatement of the Articles of Incorporation.

SEVENTH: The total number of shares of capital stock which the Corporation had authority to issue immediately prior to the foregoing amendment and restatement of the Articles of Incorporation was ~~100,000,000~~250,000,000 shares of Common Stock, $0.001 par value per share.

EIGHTH: The total number of shares of capital stock which the Corporation has authority to issue after giving effect to the amendments set forth in the foregoing amendment and restatement of the Articles of Incorporation is 250,000,000 shares of Common Stock, $0.001 par value per share . There is no change in the aggregate par value of all authorized capital stock.

NINTH: The undersigned ~~Chief Executive Officer~~ acknowledges these ~~Second~~Third Articles of Amendment and Restatement to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned ~~Chief Executive Officer~~ acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Remainder of Page Intentionally Left Blank]

Appendix G-19

IN WITNESS WHEREOF, the Corporation has caused these ~~Second~~Third Articles of Amendment and Restatement to be signed in its name and on its behalf by ~~its Chief Executive Officer as of June 14, 2012.~~the undersigned as of _________, 20    .

ATTEST:	SIERRA INCOME CORPORATION

~~Attest:~~

~~/s/ Richard T. Allorto, Jr.~~	~~By: /s/ Seth Taube~~

~~Richard T. Allorto, Jr.~~	~~Seth Taube~~

~~Secretary~~	~~Chief Executive Officer~~
By:_________________

Name:_________________	Name:_________________

Title:_________________	Title:_________________

Appendix G-20

Appendix H

ARTICLES OF AMENDMENT

SIERRA INCOME CORPORATION

Sierra Income Corporation, a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of the State of Maryland that:

FIRST: The Corporation desires to, and hereby does, amend its charter (the “Charter”) as currently in effect as hereinafter set forth.

SECOND: The Charter is hereby amended by deleting Section 4.6 of Article IV in its entirety and inserting the following:

To the fullest extent permitted by law, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the board of directors consistent with these Articles of Incorporation shall be final and conclusive and shall be binding upon the Corporation and every stockholder: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its shares or the payment of other distributions on its shares; the amount of stated capital, capital surplus, net assets, other surplus, annual or other net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of any class or series of shares of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or any shares of the Corporation; the shares of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law or the Bylaws or otherwise to be determined by the board of directors.

THIRD: These Articles of Amendment have been duly advised by the board of directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The total number of shares of capital stock which the Corporation had authority to issue immediately prior to the foregoing amendment and restatement of the Articles of Incorporation was 250,000,000 shares of Common Stock, $0.001 par value per share. The total number of shares of capital stock which the Corporation has authority to issue after giving effect to the amendments set forth in the foregoing amendment and restatement of the Articles of Incorporation is 250,000,000 shares of Common Stock, $0.001 par value per share. There is no change in the aggregate par value of all authorized capital stock.

FIFTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Remainder of Page Intentionally Left Blank]

Appendix H-1

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by the undersigned as of _________, 20    .

ATTEST:	SIERRA INCOME CORPORATION

By:
Name:	Name:
Title:	Title:

Appendix H-2

Appendix I

AMENDED AND RESTATED BYLAWS OF
SIERRA INCOME CORPORATION

ARTICLE I
OFFICES

Section 1. PRINCIPAL OFFICE. The principal office of Sierra Income Corporation (the “Corporation”) shall be located at such place as the Corporation’s board of directors (the “Board”) may designate.

Section 2. ADDITIONAL OFFICES. The Corporation may have additional offices, including a principal executive office, at such places as the Board may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. PLACE. All meetings of stockholders shall be held at the principal office of the Corporation or at such other place as shall be set by the Board and stated in the notice of the meeting.

Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board each year.

Section 3. SPECIAL MEETINGS.

(a) General. The Chairman of the Board, the chief executive officer, the president or the Board may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the secretary of the Corporation upon the written request of the stockholders entitled to cast not less than ten percent (the “Special Meeting Percentage”) of all the votes entitled to be cast at such meeting.

(b) Stockholder Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the “Record Date Request Notice”) by registered mail, return receipt requested, request the Board to fix a record date to determine the stockholders entitled to request a special meeting (the “Request Record Date”). The Record Date Request Notice shall set forth the purpose of the meeting, the matters proposed to be acted on at it and any material interest in such matter of such stockholder, including any anticipated benefit to such stockholder therefrom. The Record Date Request Notice shall be signed by one or more stockholders of record as of the date of signature (or their duly authorized agents), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon receiving the Record Date Request Notice, and subject to Maryland General Corporation Law (the “MGCL”), the Board may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the 5:00 pm, Eastern Time, on the date on which the resolution fixing the Request Record Date is adopted by the Board. If the Board, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date and make a public announcement of such Request Record Date, the Request Record Date shall be 5:00 pm Eastern Time on the tenth day after the first date on which the Record Date Request Notice is received by the secretary.

(2) In order for any stockholder to request a special meeting, one or more written requests for a special meeting signed by stockholders of record (or their duly authorized agents) as of the Request Record Date entitled to cast not less than the Special Meeting Percentage of all of the votes entitled to be cast at such meeting (the “Special Meeting Request”) shall be delivered to the secretary. In addition, the Special Meeting Request shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to the matters set forth in the Record Date Request Notice received by the secretary), shall bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, shall set forth the name and address, as they appear in the Corporation’s books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed) and the class, series and number of all shares of the Corporation which are owned by each such stockholder, and the nominee holder

Appendix I-1

for, and number of, shares owned beneficially but not of record, shall be sent to the secretary by registered mail, return receipt requested, and shall be received by the secretary within 60 days after the Request Record Date. Any requesting stockholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the secretary.

(3) The secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation’s proxy materials). The secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by subsection (b)(2) of this Section 3, the secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting.

(4) Any special meeting shall be held at such place, date and time as may be designated by the Board; provided, however, that the date of any stockholder requested meeting shall be not more than 60 days after the record date for such meeting (the “Meeting Record Date”); and provided further that if the Board fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the secretary (the “Delivery Date”), a date and time for a stockholder requested meeting, then such meeting shall be held at 2:00 P.M. local time on the 60th day after the Meeting Record Date or, if such 60th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board fails to designate a place for a stockholder requested meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the Board may consider such factors as the directors deem relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for meeting and any plan of the Board to call an annual meeting or a special meeting. In the case of any stockholder requested meeting, the Board shall fix a Meeting Record Date that is a date not later than 30 days after the Delivery Date.

(5) If written revocations of requests for the special meeting have been delivered to the secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the secretary, the secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been mailed and if the secretary first sends to all requesting stockholders who have not revoked requests for a special meeting written notice of any revocation of a request for the special meeting and written notice of the Secretary’s intention to revoke the notice of the meeting, revoke the notice of the meeting at any time before ten days before the commencement of the meeting. Any request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6) The Board, the Chairman of the Board, the chief executive officer or the president may appoint independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the secretary until the earlier of (i) five Business Days after receipt by the secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the secretary represent at least the Special Meeting Percentage. Nothing contained in this subsection (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of these Bylaws, “Business Day” shall mean any day other than a Saturday, a Sunday or other day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Section 4. NOTICE OF MEETINGS. Written or printed notice of the purpose or purposes, in the case of a special meeting, and of the time and place of every meeting of the stockholders, whether it be an annual meeting or a special meeting, shall be given by the secretary of the Corporation to each stockholder of record entitled to vote at the meeting and to each other stockholder entitled to notice of the meeting, by either placing the notice in the mail, delivering it by overnight delivery service or transmitting the notice by electronic mail or any other electronic means at least 15 days, but not more than 60 days, prior to the date designated for the meeting, addressed to each stockholder at such

Appendix I-2

stockholder’s address appearing on the books of the Corporation or supplied by the stockholder to the Corporation for the purpose of notice. The notice of any meeting of stockholders may be accompanied by a form of proxy approved by the Board in favor of the actions or persons as the Board may select. Notice of any meeting of stockholders shall be deemed waived by any stockholder who attends the meeting in person or by proxy or who before or after the meeting submits a signed waiver of notice that is filed with the records of the meeting.

Except as provided in Article II, Section 11, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice of such meeting, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice of such meeting.

Section 5. ORGANIZATION AND CONDUCT. Every meeting of stockholders shall be conducted by an individual appointed by the Board to be chairman of the meeting or, in the absence of such appointment, by the Chairman of the Board, if any, or, in the case of a vacancy in the office or absence of the Chairman of the Board, by one of the following officers present at the meeting: the Vice Chairman of the Board, if any, the chief executive officer, the president, any vice president, the secretary, the treasurer or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The secretary or, in the secretary’s absence, an assistant secretary or, in the absence of both the secretary and assistant secretaries, an individual appointed by the Board or, in the absence of such appointment, an individual appointed by the chairman of the meeting shall act as secretary. In the event that the secretary presides at a meeting of the stockholders, an assistant secretary, or, in the absence of assistant secretaries, an individual appointed by the Board or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies or other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies or other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) maintaining order and security at the meeting; (f) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; and (g) recessing or adjourning the meeting to a later date and time and place announced at the meeting. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 6. QUORUM. The presence in person or by proxy of the holders of shares of the Corporation entitled to cast a majority of the votes entitled to be cast (without regard to class) shall constitute a quorum at any meeting of the stockholders, except with respect to any such matter that, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of shares, in which case the presence in person or by proxy of the holders of shares entitled to cast a majority of the votes entitled to be cast by each such class on such a matter shall constitute a quorum.

If, however, such quorum shall not be present at any meeting of the stockholders, the chairman of the meeting or the stockholders entitled to vote at such meeting, present in person or by proxy, shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 7. VOTING. Directors shall be elected by a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum, as defined in Section 6 of this Article II, is present. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum, as defined in Section 6 of this Article II, is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by the MGCL or by the charter of the Corporation (the “Articles

Appendix I-3

of Incorporation”). Unless otherwise provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 8. PROXIES. A stockholder may cast the votes entitled to be cast by the shares owned of record by the stockholder in person or by proxy executed by the stockholder or by the stockholder’s duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the secretary of the Corporation before or at the meeting. No proxy shall become invalid due to the adjournment or postponement of a meeting of stockholders, or a change in the record date for such meeting, unless so provided in the proxy. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

Section 9. VOTING OF SHARES BY CERTAIN HOLDERS. Shares of the Corporation registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or director thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such shares pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such share. Any fiduciary may vote a share registered in his or her name as such fiduciary, either in person or by proxy.

Shares of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

The Board may adopt by resolution a procedure by which a stockholder may certify in writing to the Corporation that any shares registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date or closing of the share transfer books, the time after the record date or closing of the share transfer books within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board considers necessary or desirable. On receipt of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the stockholder of record of the specified share in place of the stockholder who makes the certification.

Section 10. INSPECTORS. The Board, in advance of any meeting, may, but need not, appoint one or more individual inspectors or one or more entities that designate individuals as inspectors to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting or at the meeting by the chairman of the meeting. The inspectors, if any, shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, as defined in Section 6 of this Article II, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, and determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. Each such report shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 11. ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTORS AND OTHER STOCKHOLDER PROPOSALS.

(a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice provided for in this Section 11(a) and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with this Section 11(a).

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(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of subsection (a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder’s notice shall set forth all information required under this Section 11 and shall be delivered to the secretary at the principal executive office of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting; provided, however, that in the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for such annual meeting and not later than 5:00 pm Eastern Time on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the tenth day following the day on which public announcement of the date of mailing of the notice for such meeting is first made. In no event shall the public announcement of a postponement or adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth (i) as to each individual whom the stockholder proposes to nominate for election or reelection as a director (each, a “Proposed Nominee”), (A) the name, age, business address and residence address of each Proposed Nominee, (B) the class, series and number of any shares of the Corporation that are beneficially owned by such each Proposed Nominee and the date such shares were acquired and the investment intent of such acquisition, (C) whether such stockholder believes any such Proposed Nominee is, or is not, an “interested person” of the Corporation, as defined in the Investment Company Act of 1940, as amended, and the rules promulgated thereunder (the “1940 Act”) and information regarding such Proposed Nominee that is sufficient, in the discretion of the Board or any committee thereof or any authorized officer of the Corporation, to make such determination, (D) such Proposed Nominee’s written consent to being named in the Corporation’s proxy statement as a nominee and to serve as a director of the Corporation if elected, (E) such Proposed Nominee’s certification that he or she currently intends to serve as a director for the full term for which he or she is standing (if so elected), (F) whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the last six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (I) manage risk or benefit from changes in the price of securities of the Corporation for such stockholder, Proposed Nominee or Stockholder Associated Person or (II) increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Corporation or any affiliate thereof disproportionately to such person’s economic interest in the securities of the Corporation and (G) all other information relating to such stockholder and Proposed Nominee that would be required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder; (ii) as to any other business that the stockholder proposes to bring before the meeting, a description of the business desired to be brought before the meeting, the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder and any Stockholder Associated Person therefrom; (iii) as to the stockholder giving the notice and any Stockholder Associated Person, the class, series and number of all shares of the Corporation which are owned beneficially by such stockholder and by such Stockholder Associated Person, if any, (iv) as to the stockholder giving the notice and any Stockholder Associated Person covered by clauses (ii) or (iii) of this Section 11(a)(2), the name and address of such stockholder and any Stockholder Associated Person, as they appear on the Corporation’s share ledger and current name and address, if different, and of such Stockholder Associated Person and (v) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder’s notice. Such stockholder’s notice shall also attach (i) a completed Proposed Nominee questionnaire (which questionnaire shall be provided by the Corporation, upon request) and (ii) an agreement from each Proposed Nominee (in the form to be provided by the Corporation upon written request) that such nominee represents and agrees that he or she would be in compliance, if elected as a director of the Corporation, and will comply, with applicable law and all applicable publicly disclosed corporate governance, conflict of interest, corporate opportunities, confidentiality and stock ownership and trading policies and guidelines of the Corporation relating to his or her membership on the Board.

(3) Notwithstanding anything in this Section 11(a) to the contrary, in the event the Board increases or decreases the number of directors in accordance with Article III, Section 2 of these Bylaws, and there is no public announcement

Appendix I-5

of such action at least 100 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting, a stockholder’s notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive office of the Corporation not later than 5:00 pm Eastern Time on the tenth day following the day on which such public announcement is first made by the Corporation.

(4) For purposes of this Section 11, “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any Beneficial Owner (as defined in the Articles of Incorporation) of shares of the Corporation owned of record or beneficially by such stockholder and (iii) any person controlling, controlled by or under common control with such Stockholder Associated Person.

(5) If information submitted pursuant to this Section 11 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate in any material respect, such information may be deemed not to have been provided in accordance with this Section 11. Any stockholder proposing a nominee for election as a director or any proposal of other business at a meeting of stockholders shall notify the Corporation of any inaccuracy or change in such stockholder’s notice (within two Business Days of becoming aware of such inaccuracy or change). Upon written request by the Secretary or the Board, any such stockholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11, and (B) a written update of any information (including, if requested by the Corporation, written confirmation by such stockholder that it continues to intend to bring such nomination or other business proposal before the meeting) submitted by the stockholder pursuant to this Section 11 as of an earlier date. If a stockholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 11.

(6) Except as otherwise expressly provided in any applicable rule or regulation, only such individuals who are nominated in accordance with this Section 11 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. Except as otherwise required by law, the chairman of the meeting shall have the power and duty (i) to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11 and (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 11, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of individuals for election to the Board may be made at a special meeting of stockholders at which directors are to be elected (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Board or (iii) provided that the Board has determined that directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 11 and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by paragraph (a)(2) of this Section 11 shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 pm Eastern Time on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of a postponement or adjournment of a special meeting commence a new time period for the giving of a stockholder’s notice as described above.

(c) General. (1) Upon written request by the secretary or the Board or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such

Appendix I-6

request), written verification, satisfactory, in the discretion of the Board or any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 11.

(2) Only such individuals who are nominated in accordance with this Section 11 shall be eligible for election as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11.

(3) For purposes of this Section 11, (a) the “date of mailing of the notice” shall mean the date of the proxy statement for the solicitation of proxies for election of directors and (b) “public announcement” shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press or comparable news service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

Section 12. VOTING BY BALLOT. Voting on any question or in any election may be viva voce unless the presiding officer shall order or any stockholder shall demand that voting be by ballot.

Section 13. CONTROL SHARE ACQUISITION ACT. Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the MGCL, or any successor statute, shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

ARTICLE III
DIRECTORS

Section 1. GENERAL POWERS. The business and affairs of the Corporation shall be managed under the direction of its Board. The Board may designate a Chairman of the Board and a Vice Chairman of the Board, who shall not be officers of the Corporation but shall have such powers and duties as determined by the Board from time to time.

Section 2. NUMBER AND TENURE. At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than three nor more than 12, and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors.

Section 3. ANNUAL AND REGULAR MEETINGS. An annual meeting of the Board shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board. Regular meetings of the Board shall be held from time to time at such places and times as provided by the Board by resolution, without notice other than such resolution.

Section 4. SPECIAL MEETINGS. Special meetings of the Board may be called by or at the request of the Chairman of the Board, the chief executive officer, the president or by a majority of the directors then in office. The person or persons authorized to call special meetings of the Board may fix any place as the place for holding any special meeting of the Board called by them. The Board may provide, by resolution, the time and place for the holding of special meetings of the Board without notice other than such resolution.

Section 5. NOTICE. Notice of any special meeting of the Board shall be delivered personally or by telephone, electronic mail, facsimile transmission, United States mail or courier to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24

Appendix I-7

hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 6. QUORUM. A majority of the directors shall constitute a quorum for transaction of business at any meeting of the Board, provided that, if less than a majority of such directors are present at said meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to the Articles of Incorporation or these Bylaws, the vote of a majority of a particular group of directors is required for action, a quorum must also include a majority of such group.

The directors present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

Section 7. VOTING. The action of the majority of the directors present at a meeting at which a quorum, as defined in Section 6 of this Article III, is present shall be the action of the Board, unless the concurrence of a greater proportion is required for such action by applicable statute or the Articles of Incorporation. If enough directors have withdrawn from a meeting to leave less than a quorum, as defined in Section 6 of this Article III, but the meeting is not adjourned, the action of the majority of the directors still present at such meeting shall be the action of the Board, unless the concurrence of a greater proportion is required for such action by applicable statute or the Articles of Incorporation.

Section 8. ORGANIZATION. At each meeting of the Board, the chairman of the board or, in the absence of the chairman, the vice chairman of the board, if any, shall act as Chairman. In the absence of both the chairman and vice chairman of the board, the chief executive officer or in the absence of the chief executive officer, the president or in the absence of the president, a director chosen by a majority of the directors present, shall act as Chairman. The secretary or, in his or her absence, an assistant secretary of the Corporation, or in the absence of the secretary and all assistant secretaries, a person appointed by the Chairman, shall act as secretary of the meeting.

Section 9. TELEPHONE MEETINGS. Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time; provided however, this Section 9 does not apply to any action of the directors pursuant to the 1940 Act, that requires the vote of the directors to be cast in person at a meeting. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 10. WRITTEN CONSENT BY DIRECTORS. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, if a consent in writing to such action is signed by each director and such written consent is filed with the minutes of proceedings of the Board; provided however, this Section 10 does not apply to any action of the directors pursuant to the 1940 Act that requires the vote of the directors to be cast in person at a meeting.

Section 11. VACANCIES. If for any reason any or all the directors cease to be directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining directors hereunder, if any. Pursuant to the Corporation’s election in Article IV of the Articles of Incorporation, subject to applicable requirements of the 1940 Act, except as may be provided by the Board in setting the terms of any class or series of preferred shares, (a) any vacancy on the Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and (b) any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies.

Section 12. COMPENSATION. Directors shall not receive any stated salary for their services as directors but, by resolution of the Board, may receive compensation per year and/or per meeting and for any service or activity they

Appendix I-8

performed or engaged in as directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board or of any committee thereof and for their expenses, if any, in connection with any other service or activity they performed or engaged in as directors; but nothing herein contained shall be construed to preclude any directors from serving the Corporation in any other capacity and receiving compensation therefor.

Section 13. LOSS OF DEPOSITS. No director shall be liable for any loss which may occur by reason of the failure of the bank, trust company, savings and loan association, or other institution with whom moneys or shares have been deposited.

Section 14. SURETY BONDS. Unless required by law, no director shall be obligated to give any bond or surety or other security for the performance of any of his or her duties.

Section 15. RELIANCE. Each director, officer, employee and agent of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be fully justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Corporation, upon an opinion of counsel or upon reports made to the Corporation by any of its officers or employees, accountants, appraisers or other experts or consultants selected by the Board or officers of the Corporation, regardless of whether such counsel or expert may also be a director.

ARTICLE IV
COMMITTEES

Section 1. APPOINTMENT BY BOARD. The Board may appoint from among its members an Audit Committee, a Nominating and Corporate Governance Committee and other committees, composed of one or more directors, to serve at the pleasure of the Board.

Section 2. POWERS. The Board may delegate to committees appointed under Section 1 of this Article any of the powers of the Board, except as prohibited by law.

Section 3. MEETINGS. Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board may designate a chairman of any committee, and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two members of the Committee) may fix the time and place of its meeting unless the Board shall otherwise provide. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another director to act in the place of such absent member. Each committee shall keep minutes of its proceedings.

Section 4. TELEPHONE MEETINGS. Members of a committee of the Board may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

Section 5. WRITTEN CONSENT BY COMMITTEES. Any action required or permitted to be taken at any meeting of a committee of the Board may be taken without a meeting, if a consent in writing to such action is signed by each member of the committee and such written consent is filed with the minutes of proceedings of such committee.

Section 6. VACANCIES. Subject to the provisions hereof, the Board shall have the power at any time to change the membership of any committee, to fill all vacancies, to designate alternate members to replace any absent or disqualified member or to dissolve any such committee. Subject to the power of the Board, the members of the committee shall have the power to fill any vacancies on the committee.

ARTICLE V
OFFICERS

Section 1. GENERAL PROVISIONS. The officers of the Corporation shall include a president, a secretary and a treasurer and may include a chief executive officer, one or more vice presidents, a chief operating officer, a chief financial officer, a chief investment officer, a chief compliance officer, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board may from time to time elect such other officers with such powers and duties as it shall deem necessary or desirable. The officers of the Corporation shall be elected annually by the Board,

Appendix I-9

except that the chief executive officer or president may from time to time appoint one or more vice presidents, assistant secretaries, assistant treasurers or other officers. Each officer shall hold office until his or her successor is elected and qualifies or until death, resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. REMOVAL AND RESIGNATION. Any officer or agent of the Corporation may be removed, with or without cause, by the Board if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the Board, the chairman of the Board, the president or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the notice of resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 3. VACANCIES. A vacancy in any office may be filled by the Board for the balance of the term.

Section 4. CHIEF EXECUTIVE OFFICER. The Board may designate a chief executive officer. In the absence of such designation, the president shall be the chief executive officer of the Corporation. The chief executive officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board, and for the management of the business and affairs of the Corporation.

Section 5. CHIEF OPERATING OFFICER. The Board may designate a chief operating officer. The chief operating officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 6. CHIEF INVESTMENT OFFICER. The Board may designate a chief investment officer. The chief investment officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 7. CHIEF FINANCIAL OFFICER. The Board may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as set forth by the Board or the chief executive officer.

Section 8. CHIEF COMPLIANCE OFFICER. The Board shall designate a chief compliance officer to the extent required by, and consistent with the requirements of, the 1940 Act. The chief compliance officer, subject to the direction of and reporting to the Board, shall be responsible for the oversight of the Corporation’s compliance with the federal securities laws and other applicable regulatory requirements. The designation, compensation and removal of the chief compliance officer must be approved by the Board, including a majority of the directors who are not “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of the Corporation. The chief compliance officer shall perform such executive, supervisory and management functions and duties as may be assigned to him or her from time to time.

Section 9. PRESIDENT. In the absence of a designation of a chief executive officer by the Board, the president shall be the chief executive officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board from time to time.

Section 10. VICE PRESIDENTS. In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to such vice president by the president or by the Board. The Board may designate one or more vice presidents as executive vice president or as vice president for particular areas of responsibility.

Section 11. SECRETARY. The secretary shall: (a) keep the minutes of the proceedings of the stockholders, the Board and committees of the Board in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the share transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him by the chief executive officer, the president or by the Board.

Appendix I-10

Section 12. TREASURER. The treasurer shall be responsible for: (1) the custody of the funds and securities of the Corporation; (2) the keeping of full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and (3) the depositing of all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board. In the absence of a designation of a chief financial officer by the Board, the treasurer shall be the chief financial officer of the Corporation.

The treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the president and Board, at the regular meetings of the Board or whenever it may so require, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

If required by the Board, the treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, moneys and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

Section 13. ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the president or the Board. The assistant treasurers shall, if required by the Board, give bonds for the faithful performance of their duties in such sums and with such surety or sureties as shall be satisfactory to the Board.

ARTICLE VI
CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. CONTRACTS. The Board may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when authorized or ratified by action of the Board and executed by an authorized person.

Section 2. CHECKS AND DRAFTS. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation in such manner as shall from time to time be determined by the Board.

Section 3. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may designate.

ARTICLE VII
SHARES

Section 1. CERTIFICATES; REQUIRED INFORMATION. Except as otherwise provided in a resolution approved by the Board, all shares of the Corporation shall be uncertificated shares. In the event that the Corporation issues shares represented by certificates, such certificates shall be signed by the officers of the Corporation in the manner permitted by the MGCL and contain the statements and information required by the MGCL.

Section 2. TRANSFERS WHEN CERTIFICATES ISSUED. Upon surrender to the Corporation or the transfer agent of the Corporation of a share certificate duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Subject to Article II, Section 9 hereof, the Corporation shall be entitled to treat the holder of record of any shares as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class of shares will be subject in all respects to the Articles of Incorporation and all of the terms and conditions contained therein.

Section 3. LOST CERTIFICATES. The president, the secretary, the treasurer or any officer designated by the Board may direct a new certificate or uncertificated shares to be issued in place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the

Appendix I-11

person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate or uncertificated shares, an officer designated by the Board may, in his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner’s legal representative to advertise the same in such manner as he or she shall require and/or to give bond, with sufficient surety, to the Corporation to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate or uncertificated shares.

Section 4. CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE. The Board may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall not be prior to 5:00 pm Eastern Time on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

In lieu of fixing a record date, the Board may provide that the share transfer books shall be closed for a stated period but not longer than 20 days. If the share transfer books are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days before the date of such meeting.

If no record date is fixed and the share transfer books are not closed for the determination of stockholders, (a) the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at 5:00 pm Eastern Time on the day on which the notice of meeting is mailed or the 30th day before the meeting, whichever is the closer date to the meeting; and (b) the record date for the determination of stockholders entitled to receive payment of a dividend or an allotment of any other rights shall be 5:00 pm Eastern Time on the day on which the resolution of the directors, declaring the dividend or allotment of rights, is adopted.

When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired or (ii) the meeting is adjourned to a date more than 120 days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.

Section 5. SHARE LEDGER. The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate share ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder.

Section 6. FRACTIONAL SHARES; ISSUANCE OF UNITS. The Board may issue fractional shares or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the Articles of Incorporation or these Bylaws, the Board may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VIII
ACCOUNTING YEAR

The fiscal year of the Corporation shall end on December 31 of each fiscal year, and may thereafter be changed by duly adopted resolution of the Board from time to time.

ARTICLE IX
DISTRIBUTIONS

Section 1. AUTHORIZATION. Dividends and other distributions upon the shares of the Corporation may be authorized by the Board, subject to the provisions of law and the Articles of Incorporation. Dividends and other distributions may be paid in cash, property or shares of the Corporation, subject to the provisions of Maryland law and the Articles of Incorporation.

Appendix I-12

Section 2. CONTINGENCIES. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board shall determine to be in the best interest of the Corporation, and the Board may modify or abolish any such reserve.

ARTICLE X
SEAL

Section 1. SEAL. The Board may authorize the adoption of a seal by the Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the words “Incorporated in Maryland.” The Board may authorize one or more duplicate seals and provide for the custody thereof.

Section 2. AFFIXING SEAL. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word “(SEAL)” adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

ARTICLE XI
INDEMNIFICATION AND ADVANCE OF EXPENSES

To the maximum extent permitted by the charter of the Corporation, Maryland law and the 1940 Act, in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another Corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise. Any indemnification or advance of expenses made pursuant to this Article XI shall be subject to applicable requirements of the 1940 Act.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Articles of Incorporation of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

No provision of this Article XI shall be effective to protect or purport to protect any director or officer of the Corporation against liability to the Corporation or its stockholders to which he or she would otherwise be subject by reason of willfulness misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

ARTICLE XII
WAIVER OF NOTICE

Whenever any notice is required to be given pursuant to the Articles of Incorporation or these Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Appendix I-13

ARTICLE XIII
1940 ACT

If and to the extent that any provision of the MGCL or any provision of the Articles of Incorporation or these Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act shall control; provided, however, that such conflict shall not affect any of the remaining provisions of these Bylaws or the Articles of Incorporation or render invalid or improper any action taken or omitted prior to such determination.

ARTICLE XIV
EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of a different forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by a director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation or asserting a claim of breach of any standard of conduct set forth in the Maryland General Corporation Law, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Maryland General Corporation Law, the Articles of Incorporation or these bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine. With respect to any proceeding described in the foregoing sentence that is in the Circuit Court for Baltimore City, Maryland, the Corporation and its stockholders consent to the assignment of the proceeding to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 or any successor thereof.

ARTICLE XV
AMENDMENT OF BYLAWS

These Bylaws may be altered, amended or repealed or new bylaws may be adopted in the manner described in the Articles of Incorporation.

Appendix I-14

Appendix J

INVESTMENT ADVISORY AGREEMENT

BETWEEN

SIERRA INCOME CORPORATION.

AND

MCC ADVISORS LLC

This Investment Advisory Agreement (the “Agreement”) is made as of [ ], by and between SIERRA INCOME CORPORATION, a Maryland corporation (the “Company”), and MCC ADVISORS LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Company is a non-diversified, closed-end management investment company that intends to elect to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (together with the rules promulgated thereunder, the “1940 Act”);

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (together with the rules promulgated thereunder, the “Advisers Act”);

WHEREAS, the Company desires to retain the Adviser to provide investment advisory services to the Company in the manner and on the terms and conditions hereinafter set forth; and

WHEREAS, the Adviser is willing to provide investment advisory services to the Company in the manner and on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Adviser hereby agree as follows:

1. Duties of the Adviser.

(a) Retention of Adviser. The Company hereby appoints the Adviser to act as the investment adviser to the Company and to manage the investment and reinvestment of the assets of the Company, subject to the supervision of the board of directors of the Company (the “Board of Directors”), for the period and upon the terms herein set forth in accordance with:

(i) the investment objective, policies and restrictions that are set forth in the Company’s Registration Statement on Form N-2 as declared effective by the Securities and Exchange Commission (the “SEC”), as supplemented, amended or superseded from time to time (the “Registration Statement”);

(ii) during the term of this Agreement, all other applicable federal and state laws, rules and regulations, and the Company’s articles of incorporation, as further amended from time to time (“Articles of Incorporation”);

(iii) such investment policies, directives, regulatory restrictions as the Company may, from time to time, establish or issue and communicate to the Adviser in writing; and

(iv) the Company’s compliance policies and procedures as applicable to the Company’s investment adviser and as administered by the Company’s chief compliance officer.

(b) Responsibilities of Adviser. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement:

(i) determine the composition and allocation of the Company’s investment portfolio, the nature and timing of any changes therein and the manner of implementing such changes;

(ii) identify, evaluate and negotiate the structure of the investments made by the Company;

Appendix J-1

(iii) perform due diligence on prospective portfolio companies;

(iv) execute, close, service and monitor the Company’s investments;

(v) determine the securities and other assets that the Company shall purchase, retain, or sell;

(vi) provide the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably require for the investment of its funds; and

(vii) to the extent permitted under the 1940 Act and the Advisers Act, on the Company’s behalf, and in coordination with any Sub-Adviser (as defined below) and administrator, provide significant managerial assistance to those portfolio companies to which the Company is required to provide such assistance under the 1940 Act, including utilizing appropriate personnel of the Adviser to, among other things, monitor the operations of the Company’s portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation.

(c) Power and Authority. To facilitate the Adviser’s performance of these undertakings, but subject to the restrictions contained herein, the Company hereby delegates to the Adviser, and the Adviser hereby accepts, the power and authority to act on behalf of the Company to effectuate investment decisions for the Company, including the execution and delivery of all documents relating to the Company’s investments and the placing of orders for other purchase or sale transactions on behalf of the Company. In the event that the Company determines to acquire debt financing, the Adviser shall use commercially reasonable efforts to arrange for such financing on the Company’s behalf, subject to the oversight and approval of the Board of Directors. If it is necessary for the Adviser to make investments on behalf of the Company through a special purpose vehicle, the Adviser shall have authority to create, or arrange for the creation of, such special purpose vehicle and to make investments through such special purpose vehicle in accordance with applicable law. The Company also grants to the Adviser power and authority to engage in all activities and transactions (and anything incidental thereto) that the Adviser deems, in its sole discretion, appropriate, necessary or advisable to carry out its duties pursuant to this Agreement.

(d) Acceptance of Appointment. The Adviser hereby accepts such appointment and agrees during the term hereof to render the services described herein for the compensation provided herein, subject to the limitations contained herein.

(e) Sub-Advisers. The Adviser is hereby authorized to enter into one or more sub-advisory agreements (each a “Sub-Advisory Agreement”) with other investment advisers (each a “Sub-Adviser”) pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in fulfilling its responsibilities hereunder, subject to the oversight of the Adviser and/or the Company, with the scope of such services and oversight to be set forth in each Sub-Advisory Agreement.

(i) The Adviser and not the Company shall be responsible for any compensation payable to any Sub-Adviser; provided, however, that the Adviser shall have the right to direct the Company to pay directly any Sub-Adviser but only with respect to the amounts due and payable to such Sub-Adviser from the fees and expenses payable to the Adviser under this Agreement.

(ii) Any Sub-Advisory Agreement entered into by the Adviser shall be in accordance with the requirements of the 1940 Act and the Advisers Act, including without limitation, the requirements of the 1940 Act relating to Board of Directors and Company stockholder approval thereunder, and other applicable federal and state law.

(iii) Any Sub-Adviser shall be subject to the same fiduciary duties as are imposed on the Adviser pursuant to this Agreement, the 1940 Act and the Advisers Act, as well as other applicable federal and state law.

(f) Independent Contractor Status. The Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

(g) Record Retention. Subject to review by and the overall control of the Board of Directors, the Adviser shall maintain and keep all books, accounts and other records of the Adviser that relate to activities performed by the Adviser hereunder as required under the 1940 Act and the Advisers Act. The Adviser agrees that all records that it maintains and keeps for the Company shall at all times remain the property of the Company, shall be readily accessible during normal business hours, and shall be promptly surrendered to the Company upon the termination of this Agreement or

Appendix J-2

otherwise on written request by the Company. The Adviser further agrees that the records that it maintains and keeps for the Company shall be preserved in the manner and for the periods prescribed by the 1940 Act, unless any such records are earlier surrendered as provided above. The Adviser shall have the right to retain copies, or originals where required by Rule 204-2 promulgated under the Advisers Act, of such records to the extent required by applicable law, subject to observance of its confidentiality obligations under this Agreement. The Adviser shall maintain records of the locations where books, accounts and records are maintained among the persons and entities providing services directly or indirectly to the Adviser or the Company.

(h) State Administrator. The Adviser shall, upon by request by an official or agency administering the securities laws of a state, province, or commonwealth (a “State Administrator”), submit to such State Administrator the reports and statements required to be distributed to Company stockholders pursuant to this Agreement, the Registration Statement and applicable federal and state law.

(i) Fiduciary Duty: It is acknowledged that the Adviser shall have a fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not in the Adviser’s immediate possession or control. The Adviser shall not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of the Company. The Adviser shall not, by entry into an agreement with any stockholder of the Company or otherwise, contract away the fiduciary obligation owed to the Company and the Company’s stockholders under common law or otherwise.

2. Expenses Payable by the Company.

(a) Adviser Personnel. All investment personnel of the Adviser, when and to the extent engaged in providing investment advisory services and managerial assistance hereunder, and the compensation and routine overhead expenses of such personnel allocable to such services, shall be provided and paid for by the Adviser and not by the Company.

(b) Costs. Subject to the limitations on expense reimbursement of the Adviser as set forth in Section 2(c), the Company, either directly or through reimbursement to the Adviser, shall bear all costs and expenses of its investment operations and its investment transactions, including, without limitation, costs and expenses relating to: all direct and indirect costs and expenses incurred by the Adviser for office space rental, office equipment, utilities and other non-compensation related overhead allocable to performance of investment advisory services hereunder by the Adviser; organizational and offering expenses; corporate and organizational expenses relating to offerings of shares of the Company’s common stock, subject to limitations included in the Agreement; the cost of calculating the Company’s net asset value, including the cost of any third-party valuation firms; offerings of the Corporation’s common stock and other securities; fees and expenses associated with performing due diligence reviews of prospective investments; transfer agent and custodial fees, fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events); federal and state registration fees; all costs of registration and listing the Corporation’s shares on any securities exchange; federal, state and local taxes; independent directors’ fees and expenses; brokerage commissions for the Company’s investments; costs of proxy statements, stockholders’ reports and notices; fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums; direct costs such as printing, mailing, long distance telephone and staff costs associated with the Company’s reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act of 2002; fees and expenses associated with accounting, independent audits and outside legal costs; and all other expenses incurred by the Company’s Adviser, any Sub-Adviser or the Company in connection with administering the Company’s business, including expenses incurred by the Company’s administrator in performing administrative services for the Company, and the reimbursement of the compensation of the Company’s chief financial officer and chief compliance officer and their respective staffs paid by the Company’s administrator.

(c) Limitations on Reimbursement of Expenses.

(i) In addition to the compensation paid to the Adviser pursuant to Section 3, the Company shall reimburse the Adviser for all expenses of the Company incurred by the Adviser as well as the actual cost of goods and services used for or by the Company and obtained from entities not affiliated with the Adviser. The Adviser may be reimbursed for the administrative services performed by it on behalf of the Company; provided, however, the reimbursement shall be an amount equal to the lower of the Adviser’s actual cost or the amount the Company would be required to pay third parties for the provision of comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to the Company on the basis

Appendix J-3

of assets, revenues, time records or other method conforming with generally accepted accounting principles. No reimbursement shall be permitted for services for which the Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement shall be:

(A) rent or depreciation, utilities, capital equipment, and other administrative items of the Adviser; and

(B) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any executive officer or board member of the Adviser (or any individual performing such services) or a holder of 10% or greater equity interest in the Adviser (or any person having the power to direct or cause the direction of the Adviser, whether by ownership of voting securities, by contract or otherwise).

(d) Periodic Reimbursement.

Expenses incurred by the Adviser on behalf of the Company and payable pursuant to this section shall be reimbursed no less than monthly to the Adviser. The Adviser shall prepare a statement documenting the expenses of the Company and the calculation of the reimbursement and shall deliver such statement to the Company prior to full reimbursement.

3. Compensation of the Adviser.

The Company agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. The Adviser may, in its sole discretion, elect or agree to temporarily or permanently waive, defer, reduce or modify, in whole or in part, the Base Management Fee and/or the Incentive Fee. Any of the fees payable to the Adviser under this Agreement for any partial month or calendar quarter shall be appropriately prorated. The fees payable to the Adviser as set forth in this Agreement shall be calculated using a detailed calculation policy and procedures approved by the Adviser and the Board of Directors, including a majority of the Independent Directors (as defined below), and shall be consistent with the calculation of such fees as set forth in this Section. See Appendix A for examples of how these fees are calculated.

(a) Base Management Fee. The Base Management Fee will be calculated at an annual rate of 1.75% of gross assets payable quarterly in arrears. For purposes of calculating the Base Management Fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. For the first quarter of the Company’s operations, the Base Management Fee will be calculated based on the initial value of the Company’s gross assets. Subsequently, the Base Management Fee will be calculated based on the Company’s gross assets at the end of each completed calendar quarter. Base Management Fees for any partial quarter will be appropriately prorated.

(b) Incentive Fee.

The Incentive Fee will be divided into two parts: (1) a subordinated incentive fee on income, and (2) an incentive fee on capital gains. Each part of the Incentive Fee is outlined below.

The subordinated incentive fee on income is earned on pre-incentive fee net investment income and shall be determined and payable in arrears as of the end of each calendar quarter during which the Investment Advisory Agreement is in effect. If this Agreement is terminated, the fee will also become payable as of the effective date of such termination.

The subordinated incentive fee on income for each quarter will be calculated as follows:

•        No subordinated incentive fee on income will be payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on our net assets at the end of the immediately preceding fiscal quarter (the “quarterly preferred return”).

•        For any quarter in which pre-incentive fee net investment income exceeds the quarterly preferred return, but is less than or equal to 2.1875% of our net assets at the end of the immediately preceding fiscal quarter (the “catch up”), the subordinated incentive fee on income shall equal 100% of pre-incentive fee net investment income.

Appendix J-4

•        For any quarter in which pre-incentive fee net investment income exceeds 2.1875% of our net assets at the end of the immediately preceding fiscal quarter, the subordinated incentive fee on income shall equal 20% of pre-incentive fee net investment income.

•        “Pre-incentive fee net investment income” is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus operating expenses for the quarter, including the Base Management Fee, expenses payable to the Company’s administrator, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

The incentive fee on capital gains will be earned on investments sold and shall be determined and payable in arrears as of the end of each calendar year during which this Agreement is in effect. If this Agreement is terminated, the fee will also become payable as of the effective date of such termination. The fee is equal to 20% of realized capital gains, less the aggregate amount of any previously paid incentive fee on capital gains. Incentive fee on capital gains is equal to realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis.

(c) Waiver or Deferral of Fees.

The Adviser shall have the right to elect to waive or defer all or a portion of the Base Management Fee and/or Incentive Fee that would otherwise be paid to it. Prior to the payment of any fee to the Adviser, the Company shall obtain written instructions from the Adviser with respect to any waiver or deferral of any portion of such fees. Any portion of a deferred fee payable to the Adviser and not paid over to the Adviser with respect to any month, calendar quarter or year shall be deferred without interest and may be paid over in any such other month prior to the occurrence of the termination of this Agreement, as the Adviser may determine upon written notice to the Company.

4. Covenant of the Adviser.

(a) Registration of Adviser

The Adviser covenants that it is or will be registered as an investment adviser under the Advisers Act on the effective date of this Agreement as set forth in Section 9 herein, and shall maintain such registration until the expiration or termination of this Agreement. The Adviser agrees that its activities shall at all times comply in all material respects with all applicable federal and state laws governing its operations and investments. The Adviser agrees to observe and comply with applicable provisions of the code of ethics adopted by the Company pursuant to Rule 17j-1 under the 1940 Act, as such code of ethics may be amended from time to time.

(b) Reports to Stockholders.

The Adviser shall prepare or shall cause to be prepared and distributed to stockholders during each year the following reports of the Company (either included in a periodic report filed with the SEC or distributed in a separate report):

(i) Quarterly Reports. Within 60 days of the end of each quarter, a report containing the same financial information contained in the Company’s Quarterly Report on Form 10-Q filed by the Company under the Securities Exchange Act of 1934, as amended.

(ii) Annual Report. Within 120 days after the end of the Company’s fiscal year, an annual report containing:

(A) A balance sheet as of the end of each fiscal year and statements of income, equity, and cash flow, for the year then ended, all of which shall be prepared in accordance with generally accepted accounting principals and accompanied by an auditor’s report containing an opinion of an independent certified public accountant;

(B) A report of the activities of the Company during the period covered by the report;

(C) Where forecasts have been provided to the Company’s shareholders, a table comparing the forecasts previously provided with the actual results during the period covered by the report;

Appendix J-5

(D) A report setting forth distributions by the Company for the period covered thereby and separately identifying distributions from (i) cash flow from operations during the period; (ii) cash flow from operations during a prior period which have been held as reserves; and (iii) proceeds from disposition of Company assets.

(iii) Previous Reimbursement Reports. The Adviser shall prepare or shall cause to be prepared a report, prepared in accordance with the American Institute of Certified Public Accountants United States Auditing Standards relating to special reports, and distributed to stockholders not less than annually, containing an itemized list of the costs reimbursed to the Adviser for the previous fiscal year. The special report shall at a minimum provide:

(A) A review of the time records of individual employees, the costs of whose services were reimbursed; and

(B) A review of the specific nature of the work performed by each such employee.

(iv) Proposed Reimbursement Reports. The Adviser shall prepare or shall cause to be prepared a report containing an itemized estimate of all proposed expenses for which it shall receive reimbursements pursuant to Section 2(c) of this Agreement for the next fiscal year, together with a breakdown by year of such expenses reimbursed in each of the last five public programs formed by the Adviser.

(c) Reports to State Administrators.

The Adviser shall, upon written request of any State Administrator, submit any of the reports and statements to be prepared and distributed by it to such State Administrator.

(d) Recommendations Regarding Reviews.

From time to time and not less than quarterly, the Adviser must review the Company’s accounts to determine whether cash distributions are appropriate. The Company may, subject to authorization by the Board of Directors, distribute pro rata to the stockholders funds received by the Company which the Adviser deems unnecessary to retain in the Company.

(e) Temporary Investments.

The Adviser shall, in its sole discretion, temporarily place proceeds from offerings by the Company into short term, highly liquid investments which, in its reasonable judgment, afford appropriate safety of principal during such time as it is determining the composition and allocation of the portfolio of the Company and the nature, timing and implementation of any changes thereto pursuant to Section 1(b); provided however, that the Adviser shall be under no fiduciary obligation to select any such short-term, highly liquid investment based solely on any yield or return of such investment. The Adviser shall cause any proceeds of the offering of Company securities not committed for investment within the later of two years from the date of effectiveness of the Registration Statement or one year from termination of the offering, unless a longer period is permitted by the applicable State Administrator, to be paid as a distribution to the stockholders of the Company as a return of capital without deduction of Front End Fees (as defined below).

5. Brokerage Commissions.

The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Company to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account factors, including without limitation, price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Company’s portfolio, and is consistent with the Adviser’s duty to seek the best execution on behalf of the Company. Notwithstanding the foregoing, with regard to transactions with or for the benefit of the Company, the Adviser may not pay any commission or receive any rebates or give-ups, nor participate in any business arrangements which would circumvent this restriction.

Appendix J-6

6. Other Activities of the Adviser.

The services of the Adviser to the Company are not exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment-based accounts or commingled pools of capital, however structured, having investment objectives similar to or different from those of the Company, and nothing in this Agreement shall limit or restrict the right of any officer, director, stockholder (and their stockholders or members, including the owners of their stockholders or members), officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Company’s portfolio companies, subject to applicable law). The Adviser assumes no responsibility under this Agreement other than to render the services set forth herein. It is understood that directors, officers, employees and stockholders of the Company are or may become interested in the Adviser and its affiliates, as directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Adviser and directors, officers, employees, partners, stockholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Company as stockholders or otherwise.

7. Indemnification.

(a) Indemnification. Subject to Section 8, the Adviser, any Sub-Adviser, each of their directors, officers, stockholders or members (and their stockholders or members, including the owners of their stockholders or members), agents, employees, controlling persons (as determined under the 1940 Act (“Controlling Persons”)) and any other person or entity affiliated with, or acting on behalf of, the Adviser or any Sub-Adviser (each an “Indemnified Party” and, collectively, the “Indemnified Parties”) shall not be liable to the Company for any action taken or omitted to be taken by the Adviser or any Sub-Adviser in connection with the performance of any of their duties or obligations under this Agreement or otherwise as an investment adviser of the Company (except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services), and the Company shall indemnify, defend and protect the Indemnified Parties (each of whom shall be deemed a third party beneficiary hereof) and hold them harmless from and against all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) (“Losses”) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Indemnified Parties’ duties or obligations under this Agreement, any Sub-Advisory Agreement, or otherwise as an investment adviser of the Company to the extent such Losses are not fully reimbursed by insurance and otherwise to the fullest extent such indemnification would not be inconsistent with the Articles of Incorporation, the 1940 Act, or the laws of the State of Maryland law.

(b) Advancement of Funds. The Company shall be permitted to advance funds to the Indemnified Parties for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought only if all of the following conditions are met:

(i) The legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company;

(ii) the Indemnified Party provides the Company with written affirmation of the Indemnified Party’s good faith belief that the Indemnified Party has met the standard of conduct necessary for indemnification by the Company;

(iii) The legal action is initiated by a third party who is not a Company stockholder, or the legal action is initiated by a Company stockholder and a court of competent jurisdiction specifically approves such advancement; and

(iv) The Indemnified Party provides the Company with a written agreement to repay the advanced funds to the Company, allocated as advanced, together with the applicable legal rate of interest thereon, in cases in which the Indemnified Party is not found to be entitled to indemnification pursuant to a final, non-appealable decision of a court of competent jurisdiction.

(c) The Adviser shall indemnify the Company, and its affiliates and Controlling Persons, for any Losses that the Company or its Affiliates and Controlling Persons may sustain as a result of the Adviser’s willful misfeasance, bad
Appendix J-7

faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

8. Limitation on Indemnification.

Notwithstanding Section 7(a) to the contrary, the Company shall not provide for indemnification of the Indemnified Parties for any liability or loss suffered by the Indemnified Parties, nor shall the Company provide that any of the Indemnified Parties be held harmless for any loss or liability suffered by the Company, unless all of the following conditions are met:

(i) the Indemnified Party has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company;

(ii) the Indemnified Party was acting on behalf of or performing services for the Company;

(iii) such liability or loss was not the result of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties by the Indemnified Party; and

(iv) such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from stockholders.

Furthermore, the Indemnified Party shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations;

(ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

(iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

9. Effectiveness, Duration and Termination of Agreement.

(a) Term and Effectiveness. This Agreement shall become effective as of [ ]. Once effective, this Agreement shall remain in effect for two years, and thereafter shall continue automatically for successive one-year periods, provided that such continuance is specifically approved at least annually by: (i) the vote of the Board of Directors, or by the vote of a majority of the outstanding voting securities of the Company and (ii) the vote of a majority of the Company’s directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of any such party (“Independent Directors”), in accordance with the requirements of the 1940 Act.

(b) Termination. This Agreement may be terminated at any time, without the payment of any penalty: (i) by the Company upon 60 days’ prior written notice to the Adviser: (A) upon the vote of a majority of the outstanding voting securities of the Company (as defined in Section 2(a)(42) of the 1940 Act) or (B) by the vote of the Company’s Independent Directors; or (ii) by the Adviser upon not less than 120 days’ prior written notice to the Company. This Agreement shall automatically terminate in the event of its “assignment” (as such term is defined for purposes of construing Section 15(a)(4) of the 1940 Act). The provisions of Sections 8 and 9 of this Agreement shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement.

(c) Payments to and Duties of Adviser Upon Termination.

(i) After the termination of this Agreement, the Adviser shall not be entitled to compensation for further services provided hereunder except that it shall be entitled to receive from the Company within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to the Adviser prior to termination of this Agreement, including any deferred fees.

(ii) The Adviser shall promptly upon termination:

Appendix J-8

(a) deliver to the Board of Directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board of Directors;

(b) deliver to the Board of Directors all assets and documents of the Company then in custody of the Adviser; and

(c) cooperate with the Company to provide an orderly transition of services.

10. Notices.

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at the address listed below or at such other address for a party as shall be specified in a notice given in accordance with this Section.

11. Amendments.

This Agreement may be amended by mutual written consent of the parties, subject to the provisions of the 1940 Act.

12. Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto, notwithstanding that all parties shall not have signed the same counterpart.

13. Governing Law.

Notwithstanding the place where this Agreement may be executed by any of the parties hereto and the provisions of Section 7, this Agreement shall be construed in accordance with the laws of the State of New York. For so long as the Company is regulated as a BDC under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act and the Advisers Act. In such case, to the extent the applicable laws of the State of New York or any of the provisions herein conflict with the provisions of the 1940 Act or the Advisers Act, the latter shall control. Any reference in this Agreement to a statute or provision of the 1940 Act shall be construed to include any successor statute or provision to such statute or provision and any reference to any rule promulgated under the Advisers Act shall be construed to include any successor promulgated rule.

Appendix J-9

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

SIERRA INCOME CORPORATION, a Maryland corporation

By:	/s/
Name: Seth Taube Title: Chief Executive Officer

MCC ADVISORS LLC, a Delaware limited liability company

By:	/s/
Name: Richard T. Allorto, Jr. Title: Chief Financial Officer

Appendix J-10

Appendix A

Below are examples of the two-part incentive fee:

Example — Subordinated Incentive Fee on Income, Determined on a Quarterly Basis

Assumptions

First Quarter:	Pre-incentive fee net investment income equals 0.5500%.

Second Quarter:	Pre-incentive fee net investment income equals 1.9500%.

Third Quarter:	Pre-incentive fee net investment income equals 2.800%.

The subordinated incentive fee on income in this example would be:

First Quarter:	Pre-incentive fee net investment income does not exceed the 1.75% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income.

Second Quarter:

Pre-incentive fee net investment income falls between the 1.75% preferred return rate and the catch up of 2.1875%, therefore the incentive fee on pre-incentive fee net investment income is 100% of the pre-incentive fee above the 1.75% preferred return of 1.95%.

Third Quarter:

Pre-incentive fee net investment income exceeds the 1.75% preferred return and the 2.1875% catch up provision. Therefore the catch up provision is fully satisfied by the 2.8% of pre-incentive fee net investment income above the 1.75% preferred return rate and there is a 20% incentive fee on pre-incentive fee net investment income above the 2.1875% “catch up.”

Example — Incentive Fee on Capital Gains (Millions)

Alternative 1 — Assumptions

Year 1:	$20 million investment made in company A (“Investment A”), and $ 30 million investment made in company B (“Investment B”)

Year 2:	Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million

Year 3:	FMV of Investment B determined to be $25 million

Year 4:	Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

Year 1:	None, because no investments were sold

Year 2:	Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)

Year 3:	None, because no investments were sold

Year 4:	Capital gains incentive fee of $200,000 ($6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Appendix J-11

Alternative 2 — Assumptions

Year 1:

$20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”), $25 million investment made in Company C (“Investment C”) and the cost basis of Other Portfolio Investments is $25 million

Year 2:

Investment A sold for $50 million ($20 million cost basis to be reinvested into Other Portfolio Investments and the $30 million capital gain is available for distribution), fair market value, or FMV, of Investment B determined to be $25 million (creates $5 million in unrealized capital depreciation), the FMV of Investment C determined to be $25 million and FMV of Other Portfolio Investments determined to be $25 million

Year 3:

FMV of Investment B determined to be $27 million (creates $3 million in unrealized capital depreciation), Investment C sold for $30 million ($25 million cost basis to be reinvested into Other Portfolio Investments and the $5 million capital gain is available for distribution) and FMV of Other Portfolio Investments determined to be $45 million

Year 4:	FMV of Investment B determined to be $30 million and FMV of Other Portfolio Investments determined to be $45 million

Year 5:

Investment B sold for $20 million ($20 million cost basis to be reinvested into Other Portfolio Investments and $10 million capital loss) and FMV of Other Portfolio Investments determined to be $45 million

Year 6:	Total Portfolio is sold for $80 million ($15 million capital gain computed based on a cumulative cost basis in Other Portfolio Investments of $65 million)

The incentive fee on capital gains in this example would be:

Year 1:	None, because no investments were sold

Year 2:	$5 million incentive fee on capital gains (20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B))

Year 3:

$1.4 million incentive fee on capital gains ($6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation))) less $5 million incentive fee on capital gains received in Year 2

Year 4:	None, because capital gains incentive fees are paid on realized capital gains only

Year 5:

None, because $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) is less than $6.4 million cumulative incentive fee on capital gains paid in prior years

Year 6:

$1.6 million incentive fee on capital gains (20% multiplied by $40 million ($25 million cumulative realized capital gains plus $15 million realized capital gains)) less $6.4 million cumulative incentive fee on capital gains received in prior years

Appendix J-12

Appendix K

Section 262 of the General Corporation Law of the State of Delaware

§262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation,

Appendix K-1

any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal

Appendix K-2

proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant

Appendix K-3

to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Appendix K-4

Appendix L

SIERRA INCOME CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

I.     INTRODUCTION

This Code of Business Conduct and Ethics (this “Code”) is adopted pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 (“SOX”), Rule 17j-1(c) promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”), and the New York Stock Exchange (“NYSE”) rules to encourage the officers, directors and employees (collectively “Personnel”) of Sierra Income Corporation (the “Fund”) to act in a manner consistent with all applicable laws, rules and regulations, including state and federal securities laws, SOX, the 1940 Act, and the NYSE rules, and to conduct business with the highest level of integrity and honesty. Although the shares of the Fund will not be listed on a securities exchange, the Fund will generally abide by the requirements of the New York Stock Exchange (the “NYSE”), including those found in the NYSE’s Listed Company Manual.

For purposes of this Code, employees mean employees of SIC Advisors LLC (the “Adviser”) who spend some of their time assisting the Adviser in its efforts with respect to the Fund’s operations and any employees of the Fund or its subsidiaries. A copy of this Code will be posted on the Fund’s corporate website.

II.     PURPOSES OF THE CODE

The purposes of this Code are:

•        to promote honest and ethical conduct by Personnel, including the ethical handling of actual or apparent conflicts of interest;

•        to promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Fund files with, or submits to, the Securities and Exchange Commission (the “SEC”), and in other public communications made by the Fund;

•        to promote compliance with applicable laws, rules and regulations;

•        to promote fair dealing practices;

•        to deter wrongdoing;

•        to promote the protection of the Fund’s assets, including corporate opportunities and confidential information;

•        to encourage prompt internal reporting to an appropriate person of violations of this Code; and

•        to ensure accountability for adherence to this Code.

III.     QUESTIONS ABOUT THE CODE

The Fund’s Chief Compliance Officer (the “CCO”) is designated to oversee compliance with, and shall serve as compliance officer for the implementation and administration of, this Code. Questions about this Code should be directed to the CCO.

IV.     CONDUCT GUIDELINES

The Fund has adopted the following guidelines under which Personnel must perform their official duties and conduct the business affairs of the Fund.

A.     Ethical and Honest Conduct

Personnel must act with integrity and honesty to avoid violations of this Code and promote ethical behavior in the work environment.

Appendix L-1

B.     Conflicts of Interest

The Fund will be externally managed and advised by the Adviser. Certain Personnel also serve as officers of the Adviser. The Adviser, either directly or through its affiliates, furnishes advisory services to other clients, in addition to the Fund. The Adviser has adopted policies and procedures that address, among other things, the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest, which policies and procedures are designed to ensure that all client accounts, including the Fund, are treated equitably over time.

Personnel must avoid any actual or apparent conflict between their personal interests and the Fund’s interests. A conflict exists when the personal interests of Personnel in any way interfere, or appear to interfere, with the interests of the Fund, or when Personnel take any action or have any interest that may make it difficult for them to objectively and effectively perform their jobs.

Pursuant to this Code, Personnel must disclose to the CCO all actual or apparent conflicts of interest that Personnel may have with the Fund, which could reasonably be expected to give rise to a violation of this Code.

If it is impractical to disclose the matter to the CCO, such actual or apparent conflicts of interest should be disclosed to the Fund’s Chief Executive Officer, Chairman, or another member of the Board of Directors of the Fund (the “Board”). If Personnel are unsure of whether particular facts gives rise to a conflict of interest or whether a particular transaction or relationship is “material,” the matter should be brought to the attention of the CCO.

C.     Internal Controls and Disclosure of Information

The reports and materials that the Fund files with the SEC, and in other public communications made by the Fund, must comply with all applicable law and SEC rules. Personnel involved in the Fund’s financial reporting and disclosure process must be familiar with and comply with the Fund’s disclosure controls and procedures and its internal control over financial reporting. Personnel who contribute in any way to the preparation or verification of the Fund’s financial statements and other financial information must ensure that the Fund’s books, records and accounts are accurately maintained. Personnel must provide accurate, complete, objective, relevant, timely and comprehensive information and cooperate fully with the Fund’s and Adviser’s internal accounting and audit staff, as well as the Fund’s independent public accountants and counsel.

Further, Personnel must report to the CCO any information concerning (a) deficiencies in the design or operation of disclosure and internal controls which could adversely affect the Fund’s ability to record, process, summarize and report financial data, or (b) any fraud, material or not, that involves the Fund’s internal controls.

D.     Compliance with Laws

Personnel must comply with all state and federal securities laws, including insider trading laws, and all other laws and rules applicable to the Fund, such as the Internal Revenue Code. The Fund has a separate insider trading policy with which Personnel must comply. Any questions about compliance with applicable laws and rules should be addressed to the CCO.

E.     Confidentiality of Information

Personnel must respect and protect the confidentiality of information acquired in the course of their professional duties, except when authorized by the Fund to disclose such information or where disclosure is otherwise legally mandated. Confidential information acquired in the course of work may not be used by Personnel for personal advantage.

Confidential information about the Fund, including information that can be reasonably expected to have an impact on the market for the Fund’s securities, such as forward-looking information like projections of revenue or earnings, may be released only in accordance with the Fund’s Corporate Communications Policy and applicable law. Contacts with news organizations should be handled in accordance with the Fund’s Corporate Communications Policy set forth in this Regulatory Compliance Manual.

Appendix L-2

F.     Standards for Recordkeeping

Personnel must at all times endeavor to ensure that the Fund’s financial books and records are thoroughly and accurately maintained to the best of their knowledge in a manner consistent with applicable laws and this Code.

G.     Corporate Opportunities

All Personnel have a duty to advance the interests of the Fund when the opportunity to do so presents itself. Therefore, they may not:

•        take opportunities personally (or for the benefit of friends or family members), including investment opportunities discovered through the use of their position with the Fund or through the use of any of the Fund’s assets, property or information.

•        use any Fund assets, property or information for personal gain (or the gain of a friend or family member); or

•        compete, or prepare to compete, with the Fund.

H.     Fair Dealing

All Personnel have a duty to deal fairly with the Fund’s investors, product and service providers, business partners or any other companies or individuals with whom Personnel come into contact in the course of performing their jobs, including directors, officers and employees of the Fund or any of its affiliated entities, and its competitors. Personnel may not take advantage of these or any other parties by means of:

•        manipulation;

•        concealment;

•        abuse of privileged information;

•        misrepresentation of material facts; or

•        any other unfair-dealing practice.

I.     Protection and Proper Use of Fund Assets

Personnel should protect the Fund’s assets and ensure that they are used efficiently. The Fund assets are to be used only for legitimate business purposes. Incidental personal use of telephones, fax machines, copy machines, personal computers and similar equipment is generally allowed if there is no significant added cost to the Fund, it does not interfere with work duties and it is not related to an illegal activity or any outside business.

V.     WAIVERS OF THIS CODE

Any amendment or waiver of this Code for an executive officer or member of the Board of the Fund must be made by the Fund’s Board or an independent committee thereof. All other Personnel may request a waiver of a provision of this Code by submitting a request in writing to the CCO for review. An executive officer of the Fund, or another appropriate person (such as a designated member of the Board or Audit Committee), will decide whether to grant a waiver. A log of all waivers to this Code made pursuant to this section shall be maintained by the CCO.

Any amendment or waiver for an officer or director must be disclosed within four (4) business days following such amendment or waiver by distributing a press release, providing website disclosure, or by filing a current report on Form 8-K with the SEC, or in such other manner as may be required by applicable SEC rules.

VI.     AFFIRMATION OF THE CODE

Upon adoption of this Code, all Personnel must certify through the execution of an acknowledgement and certification form (in the form attached as Exhibit A hereto), that they have received, read and understood this Code, and annually thereafter must affirm that they have complied with the requirements of this Code. To the extent necessary, the CCO will provide guidance on the conduct required by this Code and the manner in which violations or suspected violations must be reported and waivers must be requested.

Appendix L-3

VII.     REPORTING VIOLATIONS

In the event that Personnel discover or, in good faith, suspect a violation of this Code, Personnel are obligated to immediately report the suspected violation to the CCO. Any suspected violations involving officers or directors should be reported to the Fund’s Audit Committee. Personnel who report violations or suspected violations in good faith will not be subject to retaliation of any kind. Reported violations will be investigated and addressed promptly and will be treated as confidential to the extent possible. All Personnel are expected to cooperate with any such investigations. The CCO shall maintain a log of suspected violations and the results of any investigations resulting therefrom.

VIII.     VIOLATIONS OF THE CODE

A violation of this Code may result in disciplinary action, including termination of employment and/or removal as an officer of the Fund and/or referral to appropriate regulatory authorities.

Adopted: April 12, 2012

Appendix L-4

EXHIBIT A TO CODE OF BUSINESS CONDUCT AND ETHICS

CERTIFICATION

I, the undersigned, affirm as follows:

•        I have received, read and understood the Fund’s code of business conduct and ethics (the “Code”) which was adopted by the Fund’s board of directors on     , 201_ to act in a manner consistent with all applicable laws, rules and regulations, including state and federal securities laws, Sarbanes-Oxley Act of 2002 and the Investment Company Act of 1940, as amended, and to conduct business with the highest level of integrity and honesty; and

•        I further affirm that during the year prior to the date hereof I complied with the Code.

Acknowledged

Print Full Name	Title

Signature	Date

Received By CCO	Date

Appendix L-5

PART C

OTHER INFORMATION

Item 15. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Sierra Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act.

Maryland law requires a corporation (unless its charter provides otherwise) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Subject to the limitations described below, the Sierra Charter obligates Sierra, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to indemnify (i) any individual who is a present or former director or officer of Sierra and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a director or officer of Sierra and at the request of Sierra, serves or has served as a director, officer, partner or director of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) Sierra’s investment adviser or any of its affiliates acting as an agent of Sierra from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.

In accordance with the Omnibus Guidelines promulgated by the North American Securities Administrators Association, Inc., Sierra may not provide for indemnification for any liability or loss suffered by any of the above indemnitees unless all of the following conditions are met: (i) Sierra has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of Sierra; (ii) the indemnitee was acting on behalf of or performing services for Sierra; (iii) the liability or loss was not the result of (A) negligence or misconduct, in the case that the indemnitee is Sierra’s investment adviser or an affiliate thereof, or an officer of Sierra or (B) gross negligence or willful misconduct, in the case that the indemnitee is a director of Sierra (and not also an officer, Sierra’s investment adviser or an affiliate thereof); and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of Sierra and not from the Sierra Stockholders. Further, as to Sierra’s investment adviser and its affiliates, Sierra shall not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an indemnitee unless: (x) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the indemnitee, (y) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the indemnitee or (z) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws. If Charter Amendment Proposal A(ix) is approved by Sierra Stockholders at the Sierra Special Meeting, Sierra will remove these limitations placed on indemnification in the Sierra Charter. Instead, the New Sierra Charter will provide that Sierra may indemnify its directors and officers to the maximum extent permitted by Maryland law, subject to the limitations of the Investment Company Act, and the Sierra Bylaws will obligate Sierra, to the maximum extent permitted by the Sierra Charter, Maryland law and subject to the requirements of the Investment Company Act, to indemnify any present or former director or officer or any individual who, while serving as Sierra’s director or officer and at Sierra’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity.

The Sierra Charter also obligates Sierra to pay or reimburse reasonable legal expenses and other costs incurred by a director, an officer, Sierra’s investment adviser or any affiliate thereof in advance of final disposition of a proceeding if all of the following are satisfied: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of Sierra, (ii) the indemnitee provides Sierra with a written affirmation of such person’s good faith belief that the standard of conduct necessary for indemnification by Sierra has been met, (iii) the legal proceeding was initiated by a third party who is not a Sierra Stockholder or, if initiated by a Sierra Stockholder, a court of competent jurisdiction approves such advancement and (iv) the indemnitee provides Sierra with a written agreement to repay the amount paid or reimbursed by Sierra, together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification. If Charter Amendment Proposal A(ix) is approved by Sierra Stockholders at the Sierra Special Meeting, Sierra will remove these limitations placed on advancement of expenses in the Sierra Charter, and the Sierra Bylaws will obligate Sierra, to the maximum extent permitted by the Sierra Charter, Maryland law and subject to the requirements of the Investment Company Act, to advance reasonable expenses to any individual who is a present or former director or officer of Sierra and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, or any individual who, while a director or officer of Sierra and at the request of Sierra, serves or has served as a director, officer, partner or director of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity to the maximum extent permitted by Maryland law, subject to the limitations of the Investment Company Act.

The Sierra Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, SIC Advisors and its partners and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person affiliated with any of them, are entitled to indemnification from Sierra for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of SIC Advisors’ services under the Sierra Investment Advisory Agreement or otherwise as an investment adviser of Sierra.

The Sierra Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Medley Capital LLC and its members and their respective officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with any of them are entitled to indemnification from Sierra for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Medley Capital LLC’s services under the Sierra Administration Agreement or otherwise as administrator for Sierra.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of Sierra pursuant to the foregoing provisions, or otherwise, Sierra has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sierra of expenses incurred or paid by a director, officer or controlling person of Sierra in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sierra will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(1)
a.	Articles of Incorporation of Sierra Income Corporation(A)
b.	Articles of Amendment of Sierra Income Corporation(A)
c.	Articles of Amendment and Restatement of Sierra Income Corporation(B)
d.	Second Articles of Amendment and Restatement of Sierra Income Corporation(C)
e.	Form of Sierra Income Corporation’s Articles Supplementary Electing to be Subject to Subtitle 8 of the Maryland General Corporation Law(D)
(2)	Form of Sierra Income Corporation’s Bylaws(A)
(3)	Not Applicable
(4)
a.	Agreement and Plan of Merger, dated as of August 9, 2018, by and between Medley Capital Corporation and Sierra Income Corporation(Q)
b.	Agreement and Plan of Merger, dated as of August 9, 2018, by and among Medley Management Inc., Sierra Management, Inc. and Sierra Income Corporation(Q)
c.	Amended Agreement and Plan of Merger, dated as of July 29, 2019, by and between Medley Capital Corporation and Sierra Income Corporation(S)
d.	Amended Agreement and Plan of Merger, dated as of July 29, 2019, by and among Medley Management Inc., Sierra Management, Inc. and Sierra Income Corporation(S)
(5)	Not applicable
(6)	Investment Advisory and Management Agreement, dated as of April 5, 2012, between Sierra Income Corporation and SIC Advisors, LLC(F)
(7)	Not applicable
(8)
a.	Employment Agreement by and between Medley Capital LLC and Brook Taube(W)
b.	Employment Agreement by and between Medley Capital LLC and Seth Taube(W)
c.	Employment Agreement by and between Medley Capital LLC and Richard T. Allorto, Jr.(W)
d.	Employment Agreement by and between Medley Capital LLC and John D. Fredericks(W)
e.	Employment Agreement by and between Medley Capital LLC and Samuel Anderson(W)
f.	Employment Agreement by and between Medley Capital LLC and Christopher Taube(W)
(9)	Form of Custody Agreement by and between Sierra Income Corporation and State Street Bank and Trust Co.
(10)	Not Applicable
(11)	Legal Opinion and Consent of Eversheds Sutherland (US) LLP(T)
(12)
a.	Form of Tax Opinion and Consent of Eversheds Sutherland (US) LLP relating to the MCC Merger**
b.	Form of Tax Opinion and Consent of Eversheds Sutherland (US) LLP relating to the MDLY Merger**
(13)
a.	Form of Sierra Income Corporation’s Administration Agreement(H)
b.	Form of Sierra Income Corporation’s License Agreement(F)
c.	Form of Sierra Income Corporation’s Escrow Agreement(I)
d.

Sierra Income Corporation’s ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of August 27, 2013, by and between Arbor Funding LLC and Citibank, N.A.(J)

e.

Sierra Income Corporation’s Amended and Restated Loan Agreement, dated as of September 29, 2017, by and among Alpine Funding LLC as borrower, JPMorgan Chase Bank, National Association, as administrative agent, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto(P)

f.	Sierra Income Corporation’s Fifth Amended and Restated Confirmation Letter Agreement, dated as of September 29, 2017, by and between Arbor Funding LLC and Citibank, N.A.(P)
g.

Sierra Income Corporation’s Amended and Restated Senior Secured Revolving Credit Agreement among Sierra Income Corporation as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, dated as of August 12, 2016(K)

h.

Amendment No. 1 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of February 8, 2019, by and among the Borrower, the lenders from time to time party thereto, the Administrative Agent and, solely for the purposes of Section 2.10 thereof, subsidiary guarantors party thereto(U)

i.

Amendment No. 2 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of July 25, 2019, by and among the Borrower, the lenders from time to time party thereto, the Administrative Agent and, solely for purposes of Section 2.10 thereof, subsidiary guarantors thereto(V)

j.

Sierra Income Corporation’s Guarantee, Pledge and Security Agreement among Sierra Income Corporation, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent, dated December 4, 2013(L)

k.

Sierra Income Corporation’s Control Agreement among Sierra Income Corporation, ING Capital LLC, as collateral agent, and State Street Bank and Trust Company, as Sierra Income Corporation’s Custodian, dated December 4, 2013(L)

l.

Sierra Income Corporation’s Loan Agreement, dated as of July 23, 2014, by and among Alpine Funding LLC, as company, JPMorgan Chase Bank, National Association, as administrative agent, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto(M)

m.	Sierra Income Corporation’s Sale and Contribution Agreement, dated as of July 23, 2014, by and between Sierra Income Corporation, as seller, and Alpine Funding LLC, as purchaser(M)
n.	Sierra Income Corporation’s Portfolio Management Agreement, dated as of July 23, 2014, by and between Alpine Funding LLC, as borrower and SIC Advisors, as portfolio manager(M)
o.

Sierra Income Corporation’s Amendment No. 1 to the Loan Agreement, dated as of February 6, 2015, by and among Alpine Funding LLC, as borrower, JPMorgan Chase Bank, National Association, as administrative agent, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto(N)

p.	Limited Liability Company Operating Agreement of Sierra Senior Loan Strategy JV I LLC, dated March 27, 2015(O)
(14)
a.	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm of Sierra Income Corporation*
b.	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm of Medley Capital Corporation*
c.	Consent of RSM US LLP, Independent Registered Public Accounting Firm of Medley Management Inc.*
(15)	Power of Attorney(R)
(16)
a.	Form of Proxy Card of Sierra Income Corporation**
b.	Form of Proxy Card of Medley Capital Corporation**
c.	Form of Proxy Card of Medley Management Inc.**
(17)
a.	Consent of Broadhaven Capital Partners*
b.	Consent of Sandler O’Neill & Partners, L.P.*
c.	Consent of Barclays Capital Inc.*

____________

(A)     Previously filed in connection with Pre-Effective Amendment No. 2 to Sierra Income Corporation’s Registration Statement on Form N-2 (File No. 333-175624), filed on November 3, 2011, and incorporated by reference herein.

(B)     Previously filed in connection with Pre-Effective Amendment No. 4 to Sierra Income Corporation’s Registration Statement on Form N-2 (File No. 333-175624), filed on March 12, 2012, and incorporated by reference herein.

(C)     Previously filed as Exhibit 3.1 to Sierra Income Corporation’s Current Report on Form 8-K filed on June 14, 2012, and incorporated by reference herein.

(D)     Previously filed in connection with Sierra Income Corporation’s Pre-Effective Amendment No. 4 to its Registration Statement on Form N-2 (File No. 333-200595), filed on October 6, 2015, and incorporated by reference herein.

(E)     Previously filed in connection with Sierra Income Corporation’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File No. 333-200595), filed on December 16, 2016, and incorporated by reference herein.

(F)     Previously filed in connection with Pre-Effective Amendment No. 6 to Sierra Income Corporation’s Registration Statement on Form N-2 (File No. 333-175624), filed on April 10, 2012, and incorporated by reference herein.

(G)     Previously filed in connection with Post-Effective Amendment No. 1 to Sierra Income Corporation’s Registration Statement on Form N-2 (File No. 333-200595), filed on May 9, 2016, and incorporated by reference herein.

(H)     Previously filed in connection with Pre-Effective Amendment No. 3 to Sierra Income Corporation’s Registration Statement on Form N-2 (File No. 333-175624), filed on February 21, 2012, and incorporated by reference herein.

(I)      Previously filed in connection with Pre-Effective Amendment No. 5 to Sierra Income Corporation’s Registration Statement on Form N-2 (File No. 333-175624), filed on March 21, 2012, and incorporated by reference herein.

(J)      Previously filed as an exhibit to Sierra Income Corporation’s Current Report on Form 8-K filed on September 3, 2013, and incorporated by reference herein.

(K)     Previously filed as an exhibit to Sierra Income Corporation’s Current Report on Form 8-K filed on August 17, 2016, and incorporated by reference herein.

(L)     Previously filed as an exhibit to Sierra Income Corporation’s Current Report on Form 8-K filed on December 9, 2013, and incorporated by reference herein.

(M)    Previously filed as an exhibit to Sierra Income Corporation’s Current Report on Form 8-K filed on July 23, 2014, and incorporated by reference herein.

(N)     Previously filed as an exhibit to Sierra Income Corporation’s Current Report on Form 8-K filed on February 10, 2015, and incorporated by reference herein.

(O)     Previously filed as an exhibit to Sierra Income Corporation’s Current Report on Form 8-K filed on March 30, 2015, and incorporated by reference herein.

(P)     Previously filed as an exhibit to Sierra Income Corporation’s Current Report on Form 8-K filed on October 6, 2017, and incorporated by reference herein.

(Q)     Previously filed as an exhibit to Sierra Income Corporation’s Current Report on Form 8-K filed on August 15, 2018, and incorporated by reference herein.

(R)     Previously filed in connection with Sierra Income Corporation’s Registration Statement on Form N-14 (File No. 333-228216), filed on November 6, 2018, and incorporated by reference herein.

(S)     Previously filed as an exhibit to Sierra Income Corporation’s Current Report on Form 8-K filed on August 2, 2019, and incorporated by reference herein.

(T)     Previously filed in connection with Pre-Effective Amendment No. 1 to Sierra Income Corporation’s Registration Statement on Form N-14 (File No. 333-228216), filed on December 21, 2018, and incorporated by reference herein.

(U)     Previously filed as an exhibit to Sierra Income Corporation’s Current Report on Form 8-K filed on February 13, 2019 and incorporated by reference herein.

(V)     Previously filed as an exhibit to Sierra Income Corporation’s Current Report on Form 8-K filed on July 31, 2019 and incorporated by reference herein.

(W)    Previously filed in connection with Post-Effective Amendment No. 2 to Sierra Income Corporation’s Registration Statement on Form N-14 (File No. 333-228216),filed on August 29, 2019, and incorporated by reference herein.

*        Filed herewith.

**      To be filed by amendment.

Item 17. Undertakings

(1)    The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

a.      The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(2)    The undersigned registrant undertakes to file a post-effective amendment to this registration statement upon the closing of the Mergers described in this registration statement that contains opinions of counsel supporting the tax matters discussed in this registration statement.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of New York and State of New York, on November 13, 2019.

Sierra Income Corporation
By:	/s/ Seth Taube
Seth Taube
Chairman and Chief Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
*	Chairman of the Board and Chief Executive Officer	November 13, 2019
Seth Taube	(Principal Executive Officer)
/s/ Richard T. Allorto, Jr.	Chief Financial Officer, Treasurer and Secretary	November 13, 2019
Richard T. Allorto, Jr.	(Principal Accounting and Financial Officer)
/s/ Brook Taube	Director	November 13, 2019
Brook Taube
*	Director	November 13, 2019
Oliver T. Kane
*	Director	November 13, 2019
Valerie Lancaster-Beal
*	Director	November 13, 2019
Stephen R. Byers

____________

*        Signed by Brook Taube pursuant to a power of attorney signed by each of the directors and filed as part of the Registration Statement on Form N-14 filed on November 6, 2018.